Form 20-F
period 2002-12-31
AU OPTRONICS CORP
filed 2003-06-30
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 LI-HSIN ROAD, 2
SCIENCE-BASED INDUSTRIAL PARK
HSINCHU, TAIWAN
REPUBLIC OF CHINA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of par value NT$10.00 each	The New York Stock Exchange, Inc.*

* Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing such Common
Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,024,194,453 Common Shares and 101,265 Entitlement Certificates

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes Ö No ___

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 Ö Item 18 ___

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things, the cyclical nature of our industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, our ability to successfully expand our capacity, our dependence on key personnel, general economic and political conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see “Item 3. Key Information—Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     The selected statement of operations data for the years ended December 31, 2000, 2001 and 2002 and selected balance sheet data as of December 31, 2001 and 2002 set forth below have been derived from our audited consolidated financial statements included herein. The selected statement of operations data for the years ended December 31, 1998 and 1999, and the selected balance sheet data as of December 31, 1998 and 1999, have been derived from our unaudited financial statements that have not been included herein. The selected balance sheet data as of December 31, 2000 have been derived from our audited financial statements that have not been included herein. Our consolidated financial statements as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002 have been audited by KPMG, independent accountants, whose report thereon, which is based partially on the report of other auditors, is included herein. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

     On September 1, 2001, we completed a merger through which Unipac Optoelectronics Corporation (“Unipac”), an affiliate of United Microelectronics Corporation, merged into Acer Display Technology, Inc. (“Acer Display”). Upon consumption of the merger, the company was renamed "AU Optronics Corp." Our consolidated financial statements are prepared and presented in accordance with ROC GAAP. Under ROC GAAP, the merger of Unipac into Acer Display has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of Acer Display and Unipac. In contrast, under US GAAP, the merger of Unipac into Acer Display has been accounted for as the acquisition of Unipac by Acer Display under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the shares we issued to Unipac shareholders in connection with the merger. Such acquisition cost has been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under US GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

     For a discussion of significant differences between ROC GAAP and US GAAP as they relate to us, and the effects of such differences on net income (loss) for the years ended December 31, 2001 and 2002, and stockholders’ equity as of December 31, 2001 and 2002, see note 26 to our consolidated financial statements. In addition, our consolidated financial statements prepared and presented in accordance with US GAAP as of December 31, 2001 and 2002, and for the years ended December 31, 2001 and 2002, have been included in note 26 to the consolidated financial statements.

     The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the pooling-of-interests method of accounting under ROC GAAP, whereby the financial data of both Ac er Display and Unipac for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac, have been restated on a combined basis. The combined operational and financial data of our company presented herein do not purport to be indicative of what our actual operational and financial results would have been if our merger with Unipac had actually taken place on January 1, 2000 or 2001, respectively, for the purpose of presenting our statement of operations, statement of changes in stockholders’ equity and statement of cash flows data for the years ended December 31, 2000 and 2001, respectively, or if our merger with Unipac had actually taken place as of December 31, 2001 for the purpose of presenting our balance sheet data as of December 31, 2001.

Year Ended and as of December 31,

1998	1999	2000	2001	2002

NT$	NT$	NT$	NT$	NT$	US$
(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
ROC GAAP
Net sales	734.8	5,816.5	25,583.2	37,588.6	75,689.2	2,181.2
Cost of goods sold	1,153.3	4,775.1	20,737.5	40,373.6	63,606.2	1,833.0

Gross profit (loss)	(418.5)	1,041.4	4,845.7	(2,785.0)	12,083.0	348.2
Operating expenses	708.8	1,957.9	3,724.2	3,505.7	4,369.1	125.9

Operating income (loss)	(1,127.3)	(916.5)	1,121.5	(6,290.7)	7,713.9	222.3
Non-operating income	463.9	571.8	1,640.2	704.0	541.8	15.6
Non-operating expenses and losses	77.3	305.2	825.3	1,157.8	2,232.9	64.3

Income (loss) before income tax	(740.7)	(649.9)	1,936.4	(6,744.5)	6,022.8	173.6
Income tax benefit (expense)	120.5	1,267.8	926.3	34.3	(0.1)	-

Net income (loss)	(620.2)	617.9	2,862.7	(6,710.2)	6,022.7	173.6

Weighted average shares outstanding –
Basic	798.8	1,769.5	2,384.9	2,870.0	3,639.8	3,639.8
Weighted average shares outstanding –
Diluted	798.8	1,769.5	2,384.9	2,870.0	3,894.8	3,894.8
Earnings (loss) per share— Basic	(0.78)	0.35	1.20	(2.34)	1.65	0.05
Earnings (loss) per share— Diluted	(0.78)	0.35	1.20	(2.34)	1.58	0.05
Earnings (loss) per ADS equivalent— Basic	(7.76)	3.49	12.00	(23.38)	16.54	0.48
Earnings (loss) per ADS equivalent— Diluted	(7.76)	3.49	12.00	(23.38)	15.79	0.46
Balance Sheet Data:
ROC GAAP
Current assets	10,187.4	18,736.6	19,221.0	30,515.7	49,830.0	1,436.0
Long-term investments	—	631.0	50.9	48.6	84.3	2.4
Property, plant and equipment	6,526.8	29,498.1	60,695.4	65,669.6	71,045.3	2,047.4
Intangible assets	1,415.3	3,537.1	3,618.4	3,069.6	2,984.5	86.0
Other assets	407.6	3,629.0	3,821.2	4,096.9	5,227.3	150.7
Total assets	18,537.0	56,031.8	87,406.9	103,400.4	129,171.4	3,722.5
Current liabilities	1,258.9	6,008.7	14,707.5	19,495.4	25,204.3	726.3
Long-term liabilities	357.8	10,094.8	29,818.4	39,877.8	26,027.6	750.1
Other liabilities	20.2	27.0	115.8	79.9	111.4	3.2
Total liabilities	1,636.9	16,130.5	44,641.7	59,453.1	51,343.4	1,479.6
Capital stock	11,832.7	23,849.5	23,849.5	29,705.8	40,243.0	1,159.7
Cash dividend	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders’ equity	16,900.2	39,901.3	42,765.2	43,947.3	77,828.0	2,242.9
Other Financial Data:
ROC GAAP
Gross margin	(57.0)%	17.9%	18.9%	(7.4)%	16.0%	16.0%
Operating margin	(153.4)%	(15.8)%	4.4%	(16.7)%	10.2%	10.2%
Net margin	(84.4)%	10.6%	11.2%	(17.9)%	8.0%	8.0%
Capital expenditures	4,314.6	22,008.2	36,901.6	13,987.3	18,035.3	519.7
Depreciation and amortization	406.1	1,555.2	5,741.3	8,880.3	12,989.9	374.4
Cash flows from operating activities	(505.3)	(205.0)	2,796.5	1,215.8	20,821.7	600.1
Cash flows from investing activities	(6,887.3)	(27,225.1)	(36,652.1)	(15,299.5)	(18,125.0)	(522.3)
Cash flows from financing activities	9,324.0	32,329.2	27,471.8	16,779.5	16,754.3	482.8

     The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the purchase method of accounting under US GAAP, whereby only the financial data of Acer Display are presented for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac.

Year Ended and as of December 31,

2000	2001	2002

NT$		NT$	US$

(in millions, except percentages and per common share and per ADS data)

Statement of Operations Data:
US GAAP
Net sales	14,839.8	28,513.4	75,689.2	2,181.2
Cost of goods sold	12,562.8	31,491.1	66,197.1	1,907.7

Gross profit (loss)	2,277.0	(2,977.7)	9,492.1	273.5
Operating expenses	1,507.9	1,670.5	3,678.7	106.0

Operating income (loss)	769.1	(4,648.2)	5,813.4	167.5
Non-operating income	289.9	408.1	705.4	20.3
Non-operating expenses and losses(1)	405.0	1,100.5	1,367.9	39.4

Income (loss) before income tax	654.0	(5,340.6)	5,150.9	148.4
Income tax provision	-	0.3	212.0	6.1

Net income (loss)	654.0	(5,340.9)	4,938.9	142.3

Weighted average shares outstanding – Basic	1,100.0	1,791.8	3,639.8	3,639.8
Weighted average shares outstanding – Diluted	1,100.0	1,791.8	3,894.8	3,894.8
Earnings (loss) per share—Basic	0.59	(2.98)	1.36	0.04
Earnings (loss) per share—Diluted	0.59	(2.98)	1.32	0.04
Earnings (loss) per ADS equivalent—Basic	5.95	(29.81)	13.57	0.39
Earnings (loss) per ADS equivalent—Diluted	5.95	(29.81)	13.16	0.38
Balance Sheet Data:
US GAAP
Current assets	7,992.2	30,955.9	48,967.9	1,411.2
Investments in equity-method investees	-	117.2	73.4	2.1
Property, plant and equipment	31,681.9	65,592.0	72,195.3	2,080.6
Goodwill	-	11,599.7	11,599.7	334.3
Other intangible assets — net	2,444.6	10,416.1	9,281.4	267.5
Other assets	948.5	1,333.3	1,413.7	40.7
Total assets	43,067.2	120,014.2	143,531.4	4,136.4
Current liabilities	5,502.1	19,676.4	25,789.5	743.2
Long-term borrowings	16,627.6	39,054.8	25,959.1	748.1
Other liabilities	65.8	1,144.7	1,190.6	34.3
Total liabilities	22,195.5	59,875.9	52,939.2	1,525.6
Total stockholders’ equity	20,871.7	60,138.3	90,592.2	2,610.8
Other Financial Data:
US GAAP
Gross margin(2)	15.3%	(10.4)%	12.5%	12.5%
Operating margin(3)	5.2%	(16.3)%	7.7%	7.7%
Net margin(4)	4.4%	(18.7)%	6.5%	6.5%
Capital expenditures	18,140.2	8,311.5	18,035.3	519.7
Depreciation and amortization	3,285.3	6,649.6	14,614.0	421.2
Cash flows from operating activities	2,342.2	503.1	21,227.5	611.7
Cash flows from investing activities	(19,602.9)	(8,067.7)	(18,549.9)	(534.6)
Cash flows from financing activities	15,234.2	12,986.3	16,773.4	483.4

(1)	Includes the cumulative effect of an accounting charge of NT$0.5 million, net of tax in 2001.
(2)	Gross margin is calculated by dividing gross profit by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

	Year Ended and as of December 31,

	2000	2001	2002

	(in thousands, except percentages)
Operational Data:
Large-size panels shipped(1)	1,786.1	4,606.3	8,321.6
Percent of net sales accounted for by large-size panels(1)	81.0%	85.2%	88.3%
Small- to medium-size panels shipped(2)	4,255.2	4,887.1	9,092.1

(1)	Includes panels measuring 8.4 inches and larger.
(2)	Includes panels smaller than 8.4 inches.

CURRENCY TRANSLATIONS AND EXCHANGE RATE

     We publish our financial statements in NT dollars, the lawful currency of the Republic of China. This annual report contains translations of NT dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars herein were made at a rate of NT$34.70 to US$1.00, the noon buying rate in effect as of December 31, 2002. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On June 16, 2003, the noon buying rate was NT$34.60 to US$1.00.

     Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, our shares represented by ADSs.

     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar Noon Buying Rate

	Average		High		Low		Period-End

	(of month end rates)
1998	NT$	33.50	NT$	34.95	NT$	32.05	NT$	32.27
1999		32.28		33.40		31.39		31.39
2000		31.37		33.25		30.35		33.17
2001		33.91		35.13		32.23		33.08
2002		34.55		35.16		32.85		34.70
December 2002		34.80		34.89		34.70		34.70
2003
January		34.57		34.76		34.40		34.61
February		34.73		34.82		34.61		34.78
March		34.72		34.80		34.58		34.75
April		34.82		34.98		34.79		34.85
May		34.70		34.85		34.60		34.71
June (until June 16)		34.68		34.70		34.65		34.60

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Risks Relating to Our Financial Condition, Our Business and the Industry

The industry in which we operate is cyclical. As a result, price fluctuations in response to supply and demand imbalances could harm our operating results.

     The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns, which have been reflected in the past by the excess of supply growth over demand growth, causing sharp declines in prices. Commencing in the second half of 2000, intense competition in the TF T-LCD industry worldwide, due principally to the substantial addition of new fabs by most major manufacturers in Taiwan, Korea and Japan, including our company, resulted in declines in the average selling prices of many of our products. As a result, we experienced substantial downward pricing pressure on our large-size panels. The average selling prices of our large-size panels decreased by 40.1% between 2000 and 2001. From the first half of 2002, expectation for strong demands for TFT-LCD panels resulted in panel price recovery in the TFT-LCD industry. The average selling prices of our large-size panels increased by 21.5% between the fourth quarter of 2001 and the first quarter of 2002 and further increased by 13.9% between the first quarter and the second quarter of 2002. However, the significant increase in the average selling prices of large-size panels in the first half of 2002 led to a slowdown in demand growth in the second half of 2002, which in turn resulted in an oversupply in the market and caused sharp declines in prices in that period. As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry could lead to a future period or periods of general excess capacity in the industry. We cannot assure you that any future downturns resulting from such excess capacity or other factors affecting the industry will not be severe or that any such downturn would not seriously harm our business, financial condition and results of operations.

     TFT-LCD prices worldwide generally fluctuate in response to imbalances in supply and demand. Accordingly, our ability to maintain or increase our revenues will be highly dependent upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products, which compensate for the anticipated fluctuation and long-term declines in the average selling prices of our existing products. During periods of oversupply, we may price our panels below cost and incur a loss to maintain our market share. As a result, our gross margins and profits will be negatively affected unless we are able to introduce new products with higher margins or reduce our cost per panel to offset declines in average selling prices. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We had a net loss for 2001. Although we were profitable in 2002, if we are not profitable in 2003 and beyond, the value of your investment may be negatively affected.

     We experienced a net loss in 2001 due principally to a decline in the average selling prices of our products caused by the oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset such declines in average selling prices, our gross margin will continue to decline, which could seriously harm our business and reduce the value of your investment. No assurances can be given that we will be profitable in 2003 or beyond.

     Our future net sales, gross profit and operating income may vary significantly due to a combination of factors, including, but not limited to:

  Our ability to develop and introduce new products to meet customers’ needs. Our inability to develop or introduce new products may hurt our competitive position because our customers may choose t o source more advanced products from our competitors.

  Our ability to develop or acquire and implement new manufacturing process and product technologies. If we are unable to successfully implement new manufacturing process and product technologies in a timely manner, our competitors may seize new opportunities in new markets.

  Our ability to control our fixed and variable costs. Increased fixed or variable costs may reduce our profitability and adversely affect our results of operations.

  Changes in our product mix or those of our customers. When our customers or we discontinue or add a product that we are unable to produce, our operating results usually fluctuate.

  Lower than expected demand growth for TFT-LCD panels resulting in oversupply in the market. When oversupply occurs, we may reduce the volume of our production or the price of our panels to maintain the level of our capacity utilization.

  Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

     Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be negatively affected by:

  the cyclical nature of both the TFT-LCD industry and the markets served by our customers;

  the speed at which we expand our production capacity;

  access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

  technological changes;

  the loss of a key customer or the postponement of orders from a key customer;

  changes in end users’ spending patterns;

  the rescheduling and cancellation of large orders;

  our customers’ adjustments in their inventory; and

  natural disasters, such as typhoons, fires and earthquakes, and industrial accidents.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our operating results may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of the ADSs or Shares.

Our financial condition may be adversely affected if we cannot introduce new prod ucts on a timely basis or if our new products do not gain market acceptance.

     Early product development by itself cannot guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially about ten years ago, this technology began to receive wide market acceptance only in the last few years, especially in the consumer electronics sector. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new product will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

     We plan to continue to expand our operations to meet the growing needs of high-growth applications in consumer electronics, LCD televisions and other markets as demand develops. Because these products, such as mobile phones, personal digital assistants, digital cameras and LCD televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our expansion strategy for these panels will be successful. If we fail to successfully market panels for these products, our results of operations would be adversely affected.

A downturn in the demand for notebook computers or a further decrease in the average selling prices of our products used in notebook computers may severely affect our results of operations.

     A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in their notebook computers. In 2000, 2001 and 2002, 78.6%, 45.2% and 29.6%, respectively, of our net sales were attributable to panels for notebook computers. Any significant decrease in the demand for notebook computers may therefore reduce the demand for our panels and would have an adverse effect on our results of operations. The demand for notebook computers may be affected by various reasons, including the slowdown in information technology spending by corporations due to the general slowdown in the global economy. The notebook computer industry grew at a lower than expected rate in 2001 and 2002. This lower than expected growth contributed to the downward pressure on the average selling prices of panels for notebook computers. Any further decrease in the average selling prices of our products used in notebook computers may reduce our net sales and materially and adversely affect our results of operations.

Our net sales and operating results may suffer if the rate of substitution by end-users purchasing TFT-LCD monitors to replace cathode ray tube monitors is lower than expected or if brand companies change their bundling policy.

     In addition to the general demand for notebook and desktop computers, demand for our products is affected by a number of factors, including the rate of substitution by end-users and the bundling policy of brand companies. We believe that a significant percentage of our net sales is, and will continue to be, derived from end-users purchasing TFT-LCD monitors to replace their existing cathode ray tube monitors. The rate of substitution of TFT-LCD monitors for cathode ray tube monitors may be affected by the slowdown in information technology spending by corporations due to the general slowdown in the global economy. In addition, some brand companies sell their computer products bundled with TFT-LCD monitors, which also increases the demand of our TFT-LCD panels. As a result, if the rate of substitution of TFT-LCD panels for cathode ray tube monitors is lower than expected or if brand companies change their bundling policy, such factors may have an adverse effect on our net revenues and results of operations.

If end-users do not purchase LCD televisions to replace traditional cathode ray tube television, or if the volume of their purchases is less than our expectations, our net sales may not grow at the rate we expect and our operating results may suffer.

     We commenced commercial production of display panels for LCD televisions in the fourth quarter of 2002. As end-users may find LCD televisions attractive to them due to the compact size of LCD televisions as compared to traditional cathode ray tube televisions, we believe that a substantial portion of our sales growth will be derived from end-users who purchase LCD televisions to replace their traditional cathode ray tube televisions, or end-users who purchase LCD televisions as second televisions. We have installed, and we expect to continue to install, capacity in anticipation of increased LCD television demand generated by this trend toward the market acceptance of LCD televisions. As a result, if end-users purchase LCD televisions at a lower rate than expected, we will not be able to maintain high utilization rate of the capacity installed or allocated to manufacture panels for LCD televisions. In addition, we may face downward pricing pressures on our TFT-LCD products due to the over-production of such products by utilizing excess capacity, which may have an adverse effect on our operating results.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

     High capacity utilization allows us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can have a significant effect on our gross margin. Accordingly, our ability to maintain or enhance our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices.

     Although we are currently maintaining a high utilization rate of our capacity, operating at near full capacity, our operating results in the past have been negatively affected by low capacity utilization. We cannot assure you that we will be able to maintain high capacity utilization rates. If demand for our products does not meet our expectations, our capacity utilization would decrease and our gross margins would suffer.

We depend on a small number of customers for a substantial portion of our net sales and a loss of any one of these customers would result in the loss of a significant portion of our net sales.

     We are dependent on a small group of customers for a substantial portion of our business. In 2000, 2001 and 2002, 68.7%, 62.1% and 54.0% of our net sales, respectively, was derived from sales to our top ten customers in those years. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. In 2000, Acer Inc., IBM Corporation and Matsushita accounted for 14.5%, 10.3% and 10.2% of our net sales, respectively. In 2001, BenQ Corporation accounted for 17.8% of our net sales. In 2002, BenQ Corporation, together with its subsidiary BenQ (IT), accounted for 20.8% of our net sales. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ Corporation, our panels shipped to those customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

     In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net sales and may continue to experience fluctuations in the percentage shares of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, our business would be seriously harmed because each one of these customers accounts for a significant portion of our net sales. Similarly, our failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers and our business may suffer as a result.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis.

     Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, expected shipment date. In addition, due to the cyclical nature of the TFT-LCD industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses based in part on our expectations of future sales, and we may be unable to adjust production costs or allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. Our lack of flexibility to adjust production costs or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize operating results, which may result in a negative impact on the value of your investment.

If capital resources required for our expansion plans are not available, we may be unable to successfully implement our business strategy.

     Historically, we have been able to finance our capital expenditures through the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. Our ability to expand will continue to be largely dependent on our ability to obtain external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2003 and 2004 in the ramp up of two new fifth-generation fabs, our L8A fab with input substrate size of 1,100 x 1,250 millimeters, and L8B fab with input substrate size of 1,100 x 1,300 millimeters, the establishment of color filter production facilities housed at our L8B fab, the establishment of the new TFT-LCD flat panel research and development center, AU Technology Center, and the establishment of a sixth- or seventh-generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may incur operating losses if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed our planned expenditures for a variety of reasons, including changes in:

  our growth plan;

  manufacturing process and product technologies;

  market conditions;

  prices of equipment; and

  interest rates.

     We cannot assure you that any required additional financing will be available to us on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans, which could result in a loss of customers, restrain our ability to successfully implement our business strategy and limit the growth of our business.

We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

     The markets for our products in Taiwan and abroad are highly competitive. We experience pressure on our prices and profit margins, due largely to additional industry capacity from competitors in Taiwan, Korea and Japan. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, fifth-generation capacity. They may be able to introduce products manufactured using such capacity in advance of our company’s schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

     The principal elements of competition in the TFT-LCD industry include:

  price;

  product features and quality;

  customer service, including product design support;

  research and development; and

  time-to-market.

     Our ability to compete successfully in the TFT-LCD industry also depends on factors partially outside of our control, including industry and general economic conditions.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan or the People’s Republic of China , our sales could be adversely affected.

     In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the People’s Republic of China. We believe that we have benefited from this outsourcing trend in large part due to our production locations in both Taiwan and the People’s Republic of China, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. There can be no assurance that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan or the People’s Republic of China, our sales and operating results will suffer.

If we are unable to manage our growth effectively, our business could be negatively affected.

     We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources in the ramp up of our new fifth-generation fab, our L8A fab, the construction of another new fifth-generation fab, our L8B fab and the establishment of AU Technology Center. This growth may be strained by our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

The loss of any key management personnel or the undue distraction of any of these personnel may disrupt our business.

     Our success depends largely upon the continued services of key senior management, including our Chairman, President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, it would be very difficult to find and integrate replacement personnel in a timely manner or at all, which would seriously harm our business.

     In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our company’s daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided between serving as Chairman and Chief Executive Officer of our company and Chairman, President and Chief Executive Officer of BenQ Corporation. If Mr. Lee is not able to devote enough time to our company, our operations and the value of or ADSs may be negatively affected.

We depend on our technical personnel, including research and development and other personnel, and the inability to attract and retain such personnel would jeopardize our operations and expansion plans.

     Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in research and development and manufacturing processing areas. We are currently establishing a new TFT-LCD flat panel research and development center, AU Technology Center, in Hsinchu Science-Based Industrial Park. The research center plans to house eight to sixteen research labs and training facilities, which is targeted for completion by third quarter of 2004. Without sufficient number of skilled employees, our operations would suffer, resulting in the deterioration in production quality. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased number of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business and our operating efficiency would deteriorate.

Potential conflicts of interest with BenQ Corporation and United Microelectronics Corporation may cause us to lose opportunities to expand and improve our operations.

     As of December 31, 2002, BenQ Corporation owned 14.8% of our outstanding shares, and four of our directors and one of our supervisors are representatives of BenQ Corporation. See “Item 7. Major Shareholders and Related Party Transactions.” Since BenQ Corporation, together with its subsidiary BenQ (IT), are currently the largest customer for our products, its substantial interest in our company may lead to conflicts of interest in our sales decisions or allocations. In addition, because four of our directors are representatives of BenQ Corporation, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman, President and Chief Executive Officer of BenQ Corporation, conflicts of interest between their duties to BenQ Corporation and us may arise. See “— The loss of any key management personnel or the undue distraction of any of these personnel may disrupt our business.” In addition, as of December 31, 2002, United Microelectronics Corporation owned 11.4% of our outstanding shares. See “Item 7. Major Shareholders — Related Party Transactions.” Three of our directors and one of our supervisors are representatives of United Microelectronics Corporation. Since United Microelectronics Corporation also owns a 25.8% equity interest in Novatek Corporation, which is one of our suppliers of driver integrated circuit components, United Microelectronics Corporation’s substantial interest in our company may lead to conflicts of interest in our purchasing decisions or allocations. In addition, because three of our directors are representatives of United Microelectronics Corporation, conflicts of interest between their duties to United Microelectronics Corporation and us may arise.

     We cannot assure you that, when conflicts of interest arise with respect to representatives of either BenQ Corporation or United Microelectronics Corporation, our interested directors will act completely in our interest or that conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

The differences between Taiwan and U.S. accounting standards resulted in different amounts of our net income (loss) under those standards, which makes evaluating our financial performance difficult.

     Our consolidated financial statements are prepared and presented under ROC GAAP, which differ in many respects from US GAAP. For example, under ROC GAAP, the merger of Unipac into Acer Display has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. In contrast, under US GAAP, the merger of Unipac into Acer Display has been accounted for as the acquisition of Unipac by Acer Display under the purchase method of accounting. Under purchase accounting, the cost of the acquired entity is measured based on the fair value of the securities issued and is allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. As a result, our financial data under US GAAP include the results of operations of Unipac only from September 1, 2001, the date of acquisition. In addition, ROC GAAP does not require the recognition of the value of shares distributed as bonuses to employees when calculating net income. We generated a net loss of NT$5,340.9 million in 2001 and net income of NT$4,938.9 million (US$142.3 million) in 2002 under US GAAP, compared to a net loss of NT$6,710.2 million in 2001 and net income of NT$6,022.7 million (US$173.6 million) in 2002 under ROC GAAP.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our costs and delay product shipments to our customers.

     Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the planned construction of, and a ramp up of production capacity for, our fifth-generation fabs or higher-generation fabs. We may also encounter these difficulties in connection with the establishment of our in-house color filter production facilities as well as the adoption of new manufacturing process technologies, such as technologies utilizing low temperature poly-silicon, or LTPS, technologies in our L3 fab. We cannot assure you that we will be able to complete our fifth-generation fabs without material delays or difficulties, or that we will not encounter these manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose customers.

     Raw material and component costs accounted for the majority of our cost of goods sold for each of 2000, 2001 and 2002. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamp, or CCFL, and backlight units, polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility at one of our two major suppliers of glass substrates. In addition, based on announced plans for new TFT-LCD production capacity worldwide, there could be a shortage in the supply of color filters, glass substrates and CCFL in the second half of 2003 or beyond. Our operations would be adversely affected if we cannot obtain raw materials and components in sufficient quantity. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

     Although local suppliers of raw materials and components provided approximately 63.2% of our raw materials and components in 2002, we are dependent on supplies of many major raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner would cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

     We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for our planned fifth-generation fab, L8B fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

If we are unable to successfully manufacture our products within the acceptable range of quality, our results of operations will suffer.

     TFT-LCD manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including:

  the level of contaminants in the manufacturing environment;

  human error;

  equipment malfunction;

  use of substandard raw materials and components; and

  inadequate sample testing.

     From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. In addition, our yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yield and high quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which will negatively affect our results of operations.

If we violate environmental regulations, we may be subject to fines or restrictions that could cause our operations to be delayed or interrupted and our business to suffer.

     Our operations can expose us to the risk of environmental claims that could result in damages or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. In December, 2002 and March 2001, we incurred small fines for non-compliance with a waste storage-labeling requirement. In addition, at the end of 1999, we incurred a small fine when our L5 fab increased its waste volume by expanding production, resulting in a waste volume in excess of the volume permitted under its original permit.

     Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations.

Risks Relating to Our Technologies and Intellectual Property

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

     Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize more advanced technologies, such as organic light-emitting diode, or OLED, LTPS and plasma display to develop advanced products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production yields will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital, and have committed significant management and research and development resources, to develop our fifth-generation production capacity and AU Technology Center, our new TFT-LCD flat panel research and development center. However, we cannot assure you that we will be successful in completing the development of this fifth-generation production capacity or AU Technology Center, or that we will be able to build them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

     Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have licensing arrangements with IBM, Matsushita, Fujitsu and Fujitsu Display Technologies Corporation, or FDTC, for product and manufacturing process technologies used to produce a substantial amount of our TFT-LCD panels. These agreements are for terms of five to seven years. In March 2003, we also established a joint research and development program with FDTC to develop the product and manufacturing process technologies for TFT-LCD panels. If we are unable to renew our technology licensing or joint research and development arrangements with IBM, Matsushita, Fujitsu or FDTC on mutually beneficial economic terms, we may lose the legal protection to use certain of the processes and designs we employ to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on leading-edge manufacturing process and product technologies.

     We have entered into patent and intellectual property license agreements that require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms. If not, our business and future operating results could be materially and adversely affected.

Disputes over intellectual property rights could be costly and deprive us of the technology to stay competitive.

     As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications.

     We were involved in a patent infringement dispute with Sharp Corporation. Sharp claimed that five of its patents had been infringed upon by Unipac’s production of four TFT-LCD models. In November 2000, Sharp made a criminal complaint against certain officers of Unipac with the Public Prosecutor’s Office in the Hsinchu District Court, naming Mr. Ing-Dar Liu, the Chairman of Unipac and the former Vice Chairman of our company, as defendant. On January 23, 2003, the Public Prosecutor discharged the criminal complaint against Mr. Liu due to a change under the ROC Patent Law pursuant to which patent infringement is no longer a criminal offense. As of the date of this annual report, neither Sharp nor any third party has brought any civil or criminal action against either Unipac, Acer Display or our company in connection with the alleged patent infringement described above.

     We are currently involved in a patent infringement dispute with Semiconductor Energy Laboratory Co., Ltd. In June 2002, Semiconductor Energy filed a complaint in the Northern District of California alleging that we had infringed its patents in our production of TFT-LCD panels, seeking unspecified monetary damages, including punitive damages, and an injunction against the further production or sale of our TFT-LCD products. We intend to defend the case vigorously. The litigation is currently in the late stages of discovery.

     We have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

  discontinue using disputed manufacturing process technologies;

  pay substantial monetary damages;

  seek to develop non-infringing technologies, which may not be feasible; or

  seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

     If our products or manufacturing processes are found to infringe third-party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which could in turn materially and adversely affect our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could materially and adversely affect our results of operations because of the management attention required and legal costs incurred.

     In addition, we have acquired patents and trademarks to protect some of our proprietary technologies and products. We cannot assure you that these measures will provide meaningful protection of our intellectual property rights. For example, our competitors may be able to develop similar or superior products, or we may not have sufficient financial and legal resources to protect and enforce our rights.

Political, Geographical and Economic Risks

The outbreak of Severe Acute Respiratory Syndrome, or SARS, in the People’s Republic of China, Hong Kong, Singapore, Taiwan and certain other countries may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

      Beginning in March 2003, Guangdong Province of China, Hong Kong, Singapore and certain other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. Since April 2003, the outbreak of SARS has spread to certain other regions, including Taiwan. Although as of the date hereof the SARS outbreak seems to be under control, no assurances can be given that a recurrence of the outbreak would not occur. While the long-term impact of the SARS outbreak is unclear at this time, the outbreak of SARS may have an adverse effect on the economy conditions of certain countries in Asia. Each of the governments of Hong Kong, Singapore and Taiwan has revised downward its gross domestic product growth forecasts for 2003 due to SARS. As a result, the economic fallout of the SARS outbreak may result in a decrease in the demand for our TFT-LCD products, or a decrease in information technology spending. In addition, our production operations and that of our suppliers or customers may be seriously interrupted due to the SARS outbreak or the measures taken by the government of the Republic of China, Hong Kong, the People's Republic of China or other countries against SARS, which would have an adverse affect on our results of operations.

Due to the location of our operations in Taiwan and the People’s Republic of China, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

     Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2002, approximately 52.7% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module-assembly operations to the People’s Republic of China since July 2002. Our module-assembly operations in the People’s Republic of China, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages or water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. This could lead our customers to obtain products from other sources.

     For instance, our operations stopped completely for five days in September 1999, largely because of a power outage caused by a severe earthquake. After the stoppage, it took us several days to ramp up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of power outage in the future could seriously hurt our business.

     Our manufacturing processes require a substantial amount of water. Although currently more than 70% of the water used in production process is recycled, our production operations may be seriously disrupted by water shortage. For instance, the Hsinchu area, where three out of our five fabs are located, experienced a drought in 2002. The Taiwan authorities have implemented water-rationing measures, including sourcing water from alternative sources, and therefore we did not encounter water shortage in that year. We may encounter a drought in both Hsinchu and Taoyuan area in the future, where most of our production operations are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to temporarily shut down or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the People’s Republic of China, which may expose us to additional political, regulatory, economic and foreign investment risks.

     Many of our customers and competitors have expanded their businesses and operations to the People’s Republic of China. In order to remain cost competitive and to take advantage of the developing mainland China market, as permitted by Republic of China regulations governing investment in the People’s Republic of China by Republic of China companies, we established two module assembly facilities, our S1 and S2 fabs, in Suzhou, Jiangsu Province of the People’s Republic of China, and commenced mass production at such fabs since July 2002. Module assembly involves connecting components to the previously fabricated glass panel. We may further explore the possibility of investing in other businesses or operations in the People’s Republic of China as and when we are legally permitted to do so. Currently, the Republic of China laws and regulations permit investment in module-assembly operations in the People’s Republic of China but do not permit investments in array and cell operations. The array process is the first step of the manufacturing process and involves fabricating transistors on the back substrate, while the cell process is the second step and involves the filling of liquid crystal and joining the arrayed back substrate and the front substrate with a color filter. We do not know when or if such Republic of China laws and regulations governing investment in the People’s Republic of China will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the People’s Republic of China. Our businesses and operations and our future expansion or investment plans in the People’s Republic of China are subject, to a significant degree, to the political and economic situation, regulatory control and general legal developments in the People’s Republic of China and other foreign investment risks. In addition, our businesses and operations in the People’s Republic of China and our future expansion or investment plans could be adversely affected if relations between the People’s Republic of China and the Republic of China deteriorate.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

     Most of our assets and operations are located in Taiwan and about half of our net sales are derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies, and political and social instability.

     Taiwan has a unique international political status. The government of the People’s Republic of China asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the Republic of China. The government of the People’s Republic of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s domestic affairs.

     Relations between Taiwan and the People’s Republic of China and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

     In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of Taiwan, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the New Taiwan dollar. New Taiwan dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$34.59 on June 20, 2003, based on the noon buying rates published by the Federal Reserve Bank of New York.

     In addition, the banking and financial sectors in Taiwan has been seriously harmed by the general economic downturn in Asia and Taiwan, which has caused a depressed property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit for businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the Republic of China securities market.

     The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Capitalization Weighted Stock Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock

Exchange Capitalization Weighted Stock Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Capitalization Weighted Stock Index in its history. The Taiwan Stock Exchange Capitalization Weighted Stock Index experienced a 17.1% increase in 2001 and a 19.8% decrease in 2002. During the period from January 1, 2002 to December 31, 2002, the Taiwan Stock Exchange Capitalization Weighted Stock Index peaked at 6,462.30 on April 22, 2002, and reached a low of 3,850.04 on October 11, 2002. Over the same period, daily closing values of our shares ranged from NT$61.5 per share to NT$16.0 per share. On June 27, 2003, the Taiwan Stock Exchange Capitalization Weighted Stock Index closed at 4,877.90, and the closing value of our shares was NT$23.70 per share.

     The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and the People’s Republic of China are strained. Several investment funds affiliated with the Taiwan government have also from time to time purchased securities from the Taiwan Stock Exchange to support the trading level of the Taiwan Stock Exchange. Moreover, the Taiwan Stock Exchange has experienced problems including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have adverse effect on the market price and liquidity of our shares and ADSs.

If New Taiwan dollars or other currencies in which our sales, raw materials and components and capital expenditures are denominated fluctuate significantly against U.S. dollars or Japanese yen, our profitability may be seriously affected.

     We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the New Taiwan dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and New Taiwan dollars in varying amounts. For example, in 2002, approximately 88.1% of our net sales was denominated in U.S. dollars. During the same period, approximately 66.9%, 24.5% and 8.6% of our cost of goods sold, mainly raw material and component costs, were denominated in New Taiwan dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2002, approximately 16.9%, 58.7% and 21.9% of our total capital expenditures, mainly for the purchase of equipment, were denominated in New Taiwan dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will be fully protected against exchange rate fluctuations.

Disruptions in the international trading environment may seriously decrease our international sales.

     A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2000, 2001 and 2002, sales to our overseas customers accounted for 29.0%, 23.7% and 47.3%, respectively, of our net sales. In addition, the majority of our sales to customers in Taiwan are made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

Risks Related to Our ADSs and Our Trading Market

The market value of the ADSs may fluctuate due to the volatility of the securities markets.

     The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated to, or disproportionate to changes in, our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

The liquidity and value of our ADSs may be affected by the withdrawal of our shares from our ADS facility.

     Although ADS holders are entitled to withdraw the shares underlying the ADSs from the depositary, Republic of China law requires that the shares be held in an account in the Republic of China or sold for the benefit of the holder on the Taiwan Stock Exchange. In connection with any withdrawal of shares from our ADS facility, the ADSs evidencing these shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs and, if a significant number of withdrawals are affected, to reduce the liquidity of the ADSs. We cannot assure you that the depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility with respect to our shares.

Restrictions on the ability to deposit our shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

     The ability to deposit shares into our ADS facility is restricted by Republic of China law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current Republic of China law, no person or entity, including you and us, may deposit our shares in our ADS facility without specific approval of the Securities and Futures Commission of the Republic of China, unless:

  we pay stock dividends on our shares;

  we make free distribution of shares;

  the ADS holders exercise preemptive rights in the event of capital increases for cash. The depositary will not offer the ADS holders these rights unless both the distribution of the rights and the underlying shares to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act; or

  the investors purchase our shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our shares to the custodian for deposit into our ADS facility. The depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the Securities and Futures Commission of the Republic of China, plus any ADSs issued pursuant to the events described in the first three bulleted points above.

  The ADS holders will not have the same voting rights as our shareholders, which may affect the value of ADSs.

     The ADS holders’ voting rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. The ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of the ADSs outstanding to vote in the same manner for any resolution, including the election of directors and supervisors, the ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest.

The ADS holders’ right to participate in our rights offerings would be limited, which would cause dilution to the ADS holders’ holdings.

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer the ADS holders those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these rights. Accordingly, the ADS holders may be unable to participate in our rights offerings and may experience dilution of the ADS holders’ holdings.

Our issuance of stock bonuses to employees may likely have a dilutive effect on the ADSs.

     Similar to other Republic of China technology companies, from time to time we may issue bonuses in the form of shares, valued at par, under the Republic of China Company Law and our articles of incorporation. Because these shares are issued at par value, the issuance of these shares may have a dilutive effect on the ADSs.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

     Our corporate affairs are governed by our articles of incorporation and by the laws governing Republic of China corporations. The rights and responsibilities of our shareholders and members of our board of directors under Republic of China law are different from those that apply to a U.S. corporation. Directors of Republic of China corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care as required of an Republic of China corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in Republic of China corporations do not. The Republic of China Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that a supervisor institute an action against a director on the company's behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Future sales of securities by us, our executive officers, directors, supervisors or existing shareholders may hurt the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. Without giving effect to the conversion into shares of any of our outstanding convertible bonds due 2008, as of March 31, 2003, we had an aggregate of 4,025,865,331 shares, including our shares and entitlement certificates, issued and outstanding, which were be freely tradable, except for 190,641,363 shares which were subject to lock-up limitations imposed by the Taiwan Stock Exchange. Beginning in February 2002, our outstanding convertible bonds became eligible for conversion into 632,911,392 of our shares, of which bondholders had exercised their conversion rights to receive 555,283,724 of our shares, including our common shares and entitlement certificates, as of March 31, 2003. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

You should read the entire annual report carefully and should not consider any particular statement in this annual report or in published news reports or any published financial projections without carefully considering the risks and other information contained in this annual report.

     In late April 2002, we released financial projections in Taiwan as required to comply with applicable Republic of China regulatory requirements. Among other things, these financial projections stated that we expect our net sales, operating income and net income for 2002 under ROC GAAP to be NT$93.0 billion, NT$16.1 billion and NT$14.3 billion, respectively. As a result of the slower than expected recovery in the information technology industry, slowing customer demand and deteriorating prices environment, our net income for the nine months ended September 30, 2002 fell by 28% below previously released financial projection. The revised financial projections were released on October 23, 2002. These projections were prepared by us based on projected market demand and price trends for our products, our projected production capacity, projected costs of raw materials and components and other relevant factors in effect as of or prior to the date of these projections, many of which factors are beyond our control. These projections were intended to comply with applicable Republic of China regulatory requirements and not to provide any assurance of our actual operating results in any given period of time.

     The projections described above were based upon a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the timing and cost of the completion of our capacity expansion, the volume and size of our customer orders, our market penetration, competition and economic and market conditions. These projections have been prepared by, and are the responsibility of, our management. These projections were not prepared with a view toward compliance with published guidelines of the United States

Securities and Exchange Commission, the American Institute of Certified Public Accountants or generally accepted accounting principles and, accordingly, you should not rely on this information. No independent accountant has examined or compiled these projections for purposes of their inclusion in an annual report to be provided to investors in the United States. The independent accountants’ reports included in this annual report relate only to our historical financial information and that of Unipac and do not extend to the projections described above. Projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. You should not regard the inclusion of the projections described above as a representation by us or any other person that these projections or the assumptions underlying the projections will be achieved. For these reasons, you should only consider these projections after carefully evaluating all of the information in this annual report, including the risks described in this section and throughout this annual report.

You may not be able to enforce a judgment of a foreign court against us.

     We are a company limited by shares and incorporated under the Republic of China Company Law. All of our directors, supervisors and executive officers, and some of the experts named herein, are residents of Taiwan. As a result, it may not be possible for holders of our shares or ADSs to effect service of process upon us or those persons within the United States, or to enforce against us or them judgments obtained both in and outside the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in the Republic of China, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Item 4. Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     Our legal and commercial name is AU Optronics Corp. We were incorporated as Acer Display Technology, Inc. under the laws of the Republic of China as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000. As more fully described herein, our former name was Acer Display Technology, Inc. On May 22, 2001, we changed our name to AU Optronics Corp., and on September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation.

     Our principal executive offices are located at No. 1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China and our telephone number is 886-3-563-2939. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011 and our agent’s telephone number is 212-894-8940.

     Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

BUSINESS OVERVIEW

Introduction

     We manufacture and assemble TFT-LCD panels. Our products are used in computers, consumer electronics products and LCD televisions. We began commercial production of small- to medium-size panels in 1994 and large-size panels in 1999. We have expanded our capacity significantly since 1999 and we manufactured and assembled our panels at four fabs and three module assembly facilities as of December 31, 2002. In March 2003, we commenced commercial production at a new fifth-generation fab production facility, our L8A fab, and we expect to commence commercial production at another fifth-generation fab, our L8B fab, by the second quarter of 2004.

     To enhance our manufacturing process and product technologies, we continue to seek opportunities to work closely with other leading TFT-LCD developers or manufacturers with advanced TFT-LCD product or manufacturing process technologies. For example, in March 2003, we established a joint research and development program with FDTC, a subsidiary of Fujitsu focusing on the development and manufacture of TFT-LCD panels, for the joint development of the product and manufacturing process technologies for TFT-LCD panels. We also invested in 20% of the outstanding shares of FDTC at the aggregate price of approximately ¥1.5 billion.

Strategy

     Our goal is to strengthen our position as a leading manufacturer of flat panel displays. In order to achieve this objective, we will focus our efforts on implementing the following strategies:

Continue to Develop TFT-LCD and Other Flat Panel Display Technologies

     We strive to be a leading manufacturer of flat panel displays to our customers for diverse applications and using a range of technologies. We currently manufacture most of our panels using amorphous silicon (a-Si) TFT-LCD technology, which is currently the most commonly used technology for flat panel displays. We are also developing alternative flat panel display technologies such as LTPS, OLED and plasma display. In the third quarter of 2001, we converted our L1 fab into a research and development facility focusing on the development of alternative flat panel display technologies. We plan to commence commercial production of display panels using LTPS process technology in 2003.

Invest in Advanced Production Facilities to Meet Demand and Enhance Economies of Scale

     We intend to continue to invest in advanced production facilities. We commenced commercial production at one of our fifth-generation fabs, our L8A fab, in March 2003. We are currently in the process of constructing another fifth-generation fab, our L8B fab, and expect to commence commercial production at such fab by the second quarter of 2004. The L8A and L8B fabs are designed to process substrates that are more than twice as large as those processed at fourth-generation fabs, such as our L6 fab. These new fabs will enable us to cut substantially more panels per substrate or to cut panels more efficiently for applications that require larger panels. As a result, we expect that, upon the completion of the ramp up process, our L8A and L8B fabs, with estimated substrate input capacity of 1.44 million substrates per year, will enable us to produce computer display panels at lower cost and also to take advantage of the potential growth in the LCD television market.

Build on Our Range of Products to Strengthen Our Current Market Position and Enter New Markets

     We plan to build on our range of products to expand sales in our current markets and enter new markets as they emerge. We can more efficiently utilize our different fabs, as we try to use each fab for the production of only those panel sizes for which it is particularly well suited. We are also able to reduce our exposure to the fluctuations in prices by leveraging our presence in the different market segments for large-size panels and small- to medium-size panels. We expect to continue to expand our product range as we plan to enter new markets for large-size panels, such as LCD televisions, and new markets for small- to medium-size panels, such as mobile phones, electronic books, portable games and digital photo albums.

Invest in Research and Development

     We intend to continue to invest in research and development aimed at enhancing our manufacturing processes to improve production efficiency, increase production yields and lower costs, as well as improving our product quality and performance and introducing new products.

     In November 2002, we announced a plan to establish a dedicated TFT-LCD flat panel research and development center, AU Technology Center, which is expected to be completed by the third quarter of 2004. Research activities at AU Technology Center will initially be divided into several general segments, including advanced technology development in OLED, LTPS and plasma display. In addition to new product development and module processing, AU Technology Center will also devote substantial efforts to improving current TFT-LCD panel product and manufacturing process technologies. Upon completion, we intend to fully integrate our research and development resources at AU Technology Center in order to achieve optimal efficiency and advanced technology development. While we expect that we will continue to derive the majority of our revenues from TFT-LCD panels, we intend to introduce panels using other technologies, depending on market demand and the progress of our research and development efforts.

Emphasize Customer Service

     We work closely with our customers at several levels, involving senior management, marketing staff and customer engineers, research and development staff, and engineers at our fabs. We cooperate with our customers in their product development and work jointly with them, including at their premises, to design TFT-LCD panels tailored to their specific requirements. We intend to continue to emphasize customer service, and continue to have close interaction with our customers in order to strengthen our relationships with them and enhance our competitiveness.

Focus on Cost Reduction

     We will continue to focus on our cost reduction efforts by:

  Establishing Inhouse Capabilities For Certain Key Components. We intend to develop in-house capabilities for certain key components for the manufacture of TFT-LCD panels. We are currently in the process of establishing color filter production facilities housed at our new L8B fab to meet part of the demand in such component at our two fifth-generation fabs and other existing fabs. We believe that by establishing our own raw material and component supply capability, we are able to obtain key materials when shortage occurs in the industry as well as substantially reduce our costs relating to raw materials and components.

  Increasing Purchases of TFT-LCD Raw Materials and Components from Local Suppliers. We intend to increase the purchase of TFT-LCD raw materials and components from suppliers near our production facilities in Taiwan and the People’s Republic of China. We believe that by increasing the proportion of our raw materials and components sourced locally, we can reduce our costs relating to raw materials and components and shorten our delivery time.

  Moving Labor-intensive Operations to Lower-cost Regions. We commenced module-assembly operations in Suzhou in the People’s Republic of China for the module assembly of panels in July of 2002, with a monthly capacity of 375,000 large-size panels and 750,000 small- to medium-size panels at the end of 2002. We expect our module-assembly operations in Suzhou to help reduce our labor costs per panel.

  Improving Our Manufacturing Processes and Product Design. We plan to continue to focus on improving our manufacturing processes to lower our costs. For example, we aim to reduce the number of steps in our manufacturing processes and reduce the number of components used in our panels by integrating some of these components through new product design and technologies.

Principal Products

     We manufacture a wide range of TFT-LCD display panels for the following principal product categories:

  Computer products, which typically utilize large-size display panels ranging from 8.4 inches to larger than 20 inches, primarily for use in notebook computers and desktop monitors.

  Consumer electronics products, which typically utilize small- to medium- size display panels ranging from 1.5 inches to 7 inches for use in products such as digital cameras, digital camcorders, mobile phones, car television monitors, car navigation systems and personal digital assistants, portable televisions and portable DVD players.

  LCD television, which typically utilize large-size display panels of 15 inches or above. We commenced the production of display panels for LCD television from the fourth quarter of 2002.

     We design and manufacture our display panels to address specific needs of the end-products in which they are used, including thinness, light weight, resolution, color quality, brightness, low power consumption, touch panel features, fast response time and wide viewing angles. For example, it is more important for notebook computer displays to be lightweight and thin, and to have low power consumption, while desktop monitors require high brightness and wider viewing angles.

The following table sets forth our production volume by product category for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	(panels in thousands)
Computer Products
Notebook Computers	1,755.4	2,758.2	3,133.7
Desktop Monitors	30.7	1,848.1	5,186.3

Total for Computer Products	1,786.1	4,606.3	8,320.0

Consumer Electronics Products	4,255.2	4,887.1	9,092.1

LCD Television	—	—	1.6

Total	6,041.3	9,493.4	17,413.7

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
	(in millions)
Computer Products
Notebook Computers	20,096.9	16,989.1	22,386.5	645.1
Desktop Monitors	623.5	15,023.7	44,434.7	1,280.5

Total for Computer Products	20,720.4	32,012.8	66,821.2	974.7

Consumer Electronics Products	4,284.8	4,295.5	6,731.5	194.0

LCD Television	—	—	31.2	0.9

Other(1)	578.0	1,280.3	2,105.3	60.7

Total	25,583.2	37,588.6	75,689.2	2,181.2

(1) Includes revenues generated from sales of raw materials and components and other flat panel display products, and from service charges.

Computer Products

     Notebook Computers. In 2000, 2001 and 2002, our panels for notebook computers accounted for 78.6%, 45.2% and 29.6%, respectively, of our net sales.

     The size of mainstream panels for notebooks changes as the generation of TFT-LCD production technology migrates. We typically increase our production of mainstream panels for notebooks one to two quarters ahead of product migration trend. Starting from 1999, the mainstream panels for notebooks have migrated into 13.3-inch panels. As a result, our 13.3-inch notebook computer panels accounted for a significant portion of our notebook computer panel sales in 2000. In 2001, the mainstream panels for notebooks started to migrate into larger 14.1-inch panels. In response to the changing demand, we increased our production of 14.1-inch panels in early 2001. In 2002, our 14.1-inch notebook computer panels accounted for a significant portion of our notebook computer panel sales. We expect the mainstream panels for notebooks will migrate to 15-inch in 2003 and therefore we have significantly increased the production of our 15-inch panels since 2002. We expect that our sales of notebook computer panels, particularly sales of 15-inch panels, will continue to increase in 2003.

     In 2002, unit sales of our panels for notebook computers was approximately 3.1 million, of which approximately 91.8% was accounted for by panels with sizes ranging from 14.1-inch to 15-inch and above. In 2002, our net sales accounted for by panels for notebook computers was approximately NT$22.4 billion, of which approximately 94.0% was accounted for by panels with sizes ranging from 14.1-inch to 15-inch and above.

     Desktop Monitors. We started commercial production of desktop monitor display panels in the first quarter of 2000. Our sales of desktop monitor panels, as a percentage of our net sales, increased from 40.0% in 2001 to 58.7% in 2002. We expect that our sales of desktop monitor panels will continue to grow in 2003, primarily as a result of our capacity expansion and rapid demand growth due to the trend toward the use of TFT-LCD monitors.

     The mainstream size of desktop monitors changes as the generation of TFT-LCD technology migrates. The mainstream panels for desktop monitors are 15-inch panels in 2002 and we expect 17-inch panels will gradually become mainstream panels for desktop monitors in 2003. In 2002, our unit sales of our panels for desktop monitors was approximately 5.2 million, of which approximately 99.9% was accounted for by 15-inch panels and 17-inch panels. In 2002, our net sales accounted for by panels for desktop monitors was approximately NT$44.4 billion, of which approximately 99.9% was accounted for by 15-inch panels and 17-inch panels.

Consumer Electronics Products

     Our TFT-LCD display panels for the small- to medium-size consumer electronics products consist of display panels ranging from 1.5 inches to 7 inches in size, for products including digital cameras, camcorders, car televisions, car navigation systems, portable DVD players and televisions. Our sales of panels for consumer electronics products as a percentage of our total sales has decreased from 16.7% in 2000 to 11.4% in 2001 and to 8.9% in 2002, primarily due to the increase in the sales of our large-size panels. The markets for our consumer electronics are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process of our customers and the customized nature of consumer electronics display panels.

     We plan to expand our consumer electronics product range to include panels for use in such as mobile phones and mobile computing devices like webpads, electronic books and digital photo albums, as well as increase our production of existing products, such as panels for portable DVD players.

LCD Television

     Our panels for LCD televisions consist of display panels with panel size of 15 inches or above . We commenced commercial production of display panels for LCD televisions with panels ranging from 15 inches to 20 inches in the fourth quarter of 2002. We expect to commence trial production of 26-inch display panels for LCD televisions in the third quarter of 2003. We expect that our sales of panels for LCD televisions will continue to grow in 2003, primarily as a result of our capacity expansion at our fifth-generation fabs and rapid demand growth due to the trend toward the market acceptance of LCD televisions.

Customers, Sales and Marketing

     We sell our panels primarily to original equipment manufacturing service providers. Some of these companies include BenQ, Compal, Lite-On Technology, Proview and Sampo. BenQ, formerly known as Acer Communications and Multimedia, is a shareholder of our company, holding 14.8% of our outstanding shares as of December 31, 2002. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the People’s Republic of China, use our display panels in the products they manufacture on a contract basis for brand companies. Our major original equipment manufacturing service provider customers accounted for 43.7% of our sales in 2002. We also sell our products to some brand companies on a direct shipment basis. In addition, we sell some of our panels to component manufacturers of consumer electronics products.

     The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,

	2000		2001		2002

Region	Net Sales	%	Net Sales	%	Net Sales	%

	(in NT$millions, except percentages)
Taiwan	18,165	71.0%	28,686	76.3%	39,902	52.7%
Japan	4,066	15.9	1,634	4.4	3,396	4.5
Asia(1)	1,080	4.2	3,954	10.5	28,057	37.1
Europe	314	1.2	1,715	4.6	1,693	2.0
United States	1,954	7.7	1,585	4.2	1,479	2.2
Others	4	—	15	—	1,162	1.5

Total	25,583	100.0%	37,589	100.0%	75,689	100.0%

(1) Excludes Japan and Taiwan.

     Our sales in Taiwan, as set forth in the table above, represent a major portion of our net sales for the past three years. The majority of these sales were made to original equipment manufacturing service providers who use our display panels in the products they manufacture on a contract basis for brand companies worldwide.

Computer Products

     Notebook Computers. We sell our notebook computer display panels primarily to original equipment manufacturing service providers with production operations in Taiwan and the People’s Republic of China, that design and manufacture notebook computers based on the specifications of their brand customers. Some of our original equipment manufacturing service provider customers include Arima, Compal and Wistron Infocomm. We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and their brand customers, as display panels often constitute a significant part of the end product. Furthermore, due to the need to manufacture notebook computer panels to meet particular customer specifications, we are generally involved in the design process for the notebook computers, and brand customers typically qualify our production facilities and often specify our panels to their original equipment manufacturing service providers.

     Desktop Monitors. We sell our display panels for desktop monitors through sales channels similar to those for notebook computers. We supply desktop monitor display panels primarily to original equipment manufacturing service providers such as BenQ, Lite-On Technology, Proview and Sampo.

Consumer Electronics Products

     We sell almost all of our panels for digital cameras and camcorders to brand companies based in Japan. We sell our panels for car televisions primarily to component manufacturers for automotive audio and video products based in the United States. We have recently begun to sell our display panels for portable DVD players primarily to original equipment manufacturing service providers and component manufacturers, most of which are located in Taiwan, the People’s Republic of China and other Asian countries.

LCD Televisions

     We commenced in the fourth quarter of 2002 to sell panels for LCD televisions, primarily to brand companies based in Taiwan.

     Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a small number of our customers. In 2000, 2001 and 2002, our five largest customers accounted for 47.6%, 41.6% and 39.3%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. In 2000, Acer Inc., IBM and Matsushita accounted for 14.5%, 10.3% and 10.2% of our net sales, respectively. In 2001, BenQ Corporation accounted for 17.8% of our net sales. In 2002, BenQ Corporation, including its subsidiary BenQ (IT), accounted for 20.8% of our net sales. As BenQ Corporation is a brand company which also provides original equipment manufacturing services for its brand company customers, our panels shipped to BenQ Corporation include both panels ordered on its own account as well as panels ordered by or on behalf of its brand company customers.

     We focus our sales activities on a number of large customers with whom we seek to build close relationships. We serve key customers by appointing a sales manager as a point person for these major accounts. Each product category has its own sales and marketing division, and is further subdivided into smaller teams dedicated to each of our major customers. Each dedicated customer team is headed by an account manager who is primarily responsible for our relationship with that specific customer.

     We do not typically enter into long-term contracts with our customers. However, most of our customers provide us each month with four to six months non-binding rolling forecasts, and typically place purchase orders one month before expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we have set aside, and plan to continue to set aside, an amount as a reserve to cover these warranty obligations. As of December 31, 2002, we had reserved NT$122.0 million (US$3.5 million) for these purposes. In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

     The pricing of our panels takes into account the prevailing market conditions, in addition to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. See “Item 5. Operating and Financial Review and Prospects— Description of Certain Statement of Operations Items — Net Sales.” Purchase prices and payment terms for our sales to related parties are not significantly different from those for other suppliers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average collection days extended for sales to our customers for the years ended December 31, 2000, 2001 and 2002, were 33 days, 59 days and 46 days, respectively. We have not experienced any material problems relating to customer payments.

The TFT-LCD Manufacturing Process

     The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source is located at the back of the panel and is called a backlight unit.

     The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the array back substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module assembly process, which involves connecting additional components, such as driver integrated circuits and backlight units, to the fabricated glass panel.

     The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as IBM, Matsushita and FDTC. We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking, and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to the People’s Republic of China since the completion of our two module-assembly facilities, namely our S1 and S2 fabs, in Suzhou in July 2002, as part of our efforts to reduce our labor costs.

Raw Materials and Components and Suppliers

     Our manufacturing operations require adequate supplies of high-quality raw materials and components on a timely basis. We purchase our raw materials and components based on forecasts from our customers as well as our own assessments of our customers’ needs. Our forecasts are generally made three months in advance and updated monthly. We source most of our raw materials and components, including critical materials such as glass substrates, color filters, backlight units and driver integrated circuits, from a limited group of suppliers. In order to reduce our raw material and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources.

     Set forth below are our major suppliers of key raw materials and components:

Driver
Integrated
Glass Substrates	Liquid Crystals	Color Filters	Polarizers	Backlight Units	Circuits

Corning Taiwan (T)(1)	Merck (J)	Cando (T)	Nitto Denko (T)	Coretronic (T)	Matsushita (J)
NH Technoglass (J)(2)	Nichimen Corp.(J)	Dai Nippon	Optimax (T)	Helix Technology	NEC (J)
Nippon Electric Glass (T)		Printing (J)		(T)	Novatek (T)
		Toppan (J)		Radiant (T)	Toshiba (J)

(1) “T” signifies a Taiwan company.
(2) “J” signifies a Japanese company.

     Although, in limited instances, we have prepaid suppliers to ensure a stable supply of necessary raw materials and components, we do not generally enter into contracts with our suppliers. We use a large amount of water and electricity in our manufacturing process. We obtain water supplies from government-owned entities and recycle more than 70% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. In September 1999, a power outage caused by a large earthquake resulted in a suspension of production at our fabs for five days. Except for this power outage, power interruptions in general have not materially affected our production processes.

Equipment and Suppliers

     We depend on a limited number of equipment manufacturers that make and sell the equipment that we use in our manufacturing processes. Our manufacturing processes depend on the quality and technological capacity of our equipment. We purchase equipment that is tailored to our specific requirements for our manufacturing processes. The principal types of equipment we use to manufacture TFT-LCD panels include chemical vapor deposition equipment, steppers, developers and coaters.

     We expect to make significant purchases of equipment in 2003 to implement our capacity expansion and technology advancement plans. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to twelve months or longer in advance of our planned installation.

Competition

     The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan and Japan. We believe that there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

  LG.Philips LCD and Samsung Electronics, in Korea;

  Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display and Quanta Display, in Taiwan; and

  Hitachi, Tottori Sanyo, Sharp and Toshiba Matsushita Display Technology Co., Ltd., in Japan.

     The principal elements of competition for customers in the TFT-LCD market include:

  price;

  product features and quality;

  customer service, including product design support;

  research and development; and

  time-to-market.

Quality Control

     We have implemented quality inspection and testing procedures at all of our fabs and module-assembly facilities. Our quality control procedures include statistical process control, which involves sampling measurements to monitor and control the production processes. We perform outgoing quality control based on sampling plans, ongoing reliability tests covering a wide range of application conditions, in-process quality control to prevent potential quality deviations, and other programs designed for process measurement and improvement, reduction of manufacturing costs, maintenance of on-time delivery, increasing in-process yields and improving field reliability of our products. If a problem is detected, we take containment actions, conduct defect analyses to identify the cause of the problem, and take appropriate corrective and preventive actions.

     We visually inspect and test all completed display panels to ensure that production standards are met. To ensure the effective and consistent application of our quality control procedures, we provide quality control training to all of our production line employees according to a certification system depending on the particular level of the skills and knowledge required.

     We also perform quality control procedures for the raw materials and components that we purchase. These procedures include testing samples for large batches, obtaining vendor testing reports and testing to ensure compatibility with other raw materials and components, as well as vendor qualification and vendor rating.

     Our quality control programs have received accredited International Organization of Standards ISO 9001 certifications, as well as qualifications from our customers. In addition, most of our facilities have been certified as meeting the International Organization of Standards ISO-14001 environmental protection standards, with certification for our M3 fab and L8B fab pending. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to semi-annual reviews and observation for various periods. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Intellectual Property

     We currently hold a total of 193 patents, including 138 in Taiwan and 45 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2009 through 2020. We also have a total of 392 pending patent applications in Taiwan, 137 in the United States and 252 in other jurisdictions, including the People’s Republic of China, Japan and Korea. In addition, we are in the process of registering “AU Optronics” as trademarks and service marks in Taiwan and the People’s Republic of China.

     License from Matsushita for Amorphous Silicon TFT-LCDs. Unipac entered into a five -year Technology Assistance and Patent License Agreement with Matsushita as of October 30, 1998, which provides for the nontransferable and nonexclusive license and technical support to manufacture TFT-LCD panels between 13.3 inches and 19.0 inches in size at our L1 and L2 fabs. The agreement provides for a fixed license fee, and, subject to a maximum payment requirement, ongoing royalty payments at a percentage of the sales of the panels we manufacture using the licensed technology. Currently, we pay royalties for production of 13.3 -inch and 14.1-inch TFT-LCD panels manufactured at our L2 fab. This agreement may be terminated by Matsushita with a written notice following certain events, which includes the dissolution of Unipac following the merger. To date, Matsushita has not served such a written notice on us although the merger might have triggered Matsushita’s termination right under the agreement. In connection with the merger, Matsushita verbally agreed that we would succeed to the rights and obligations of Unipac under the agreement, and that it would execute an amended license agreement with us, which we expect will be substantially similar to the 1998 agreement. We are currently in discussions with Matsushita regarding the terms of an amended license agreement. Under the terms of the current agreement, we have a right to renew our license upon the termination or expiration of the license, subject to commercially reasonable consideration. If we fail to reach an agreement with Matsushita on the terms of the renewal, we are entitled to a grace period of three years during which we can continue using the license while proceeding with negotiation efforts for the license renewal.

     Licenses from IBM for Amorphous Silicon TFT-LCDs. We entered into license agreements with IBM as of March 12, 1998, and August 1, 1999, which provide for nonexclusive and nontransferable licenses for IBM’s third-generation TFT-LCD manufacturing process technology and its amorphous silicon TFT-LCD enabling technology until March 12, 2005, and technical support until March 12, 2000. The agreements provide for a fixed license fee, and ongoing royalty payments at a percentage of the sales of the panels we manufacture using the licensed technology. Currently, we pay IBM ongoing royalties for panels manufactured at our L5 and L6 fabs. Furthermore, we are obligated to license to IBM any improvements and know-how that we develop from the licensed technology. In connection with the merger, we executed assignments with IBM, dated September 1, 2001, to assign all rights of Acer Display under the licenses to AU Optronics.

     License from FDTC for Amorphous Silicon TFT-LCDs. We entered into a license agreement with FDTC effective as of March 31, 2003, which provides for the nontransferable and nonexclusive license and technical support to manufacture all of our TFT-LCD panels at all our facilities. The agreement provides for an initial license fee and fixed royalty payments to be paid for each of the first four consecutive 12 months following the effective date of this agreement. Each party agrees to review and discuss in good faith terms and conditions of this agreement after the fourth anniversary of this agreement.

     In 2000, 2001 and 2002, our running royalty expenses to the companies from which we license intellectual property were NT$139.7 million, NT$297.6 million and NT$229.4 million, respectively, which accounted for 0.5%, 0.8% and 0.3%, respectively of our net sales. We expect that our royalty expenses relating to intellectual property licenses will increase in the future due to increases in unit sales. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We may find it necessary to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We may suffer legal liabilities and damages if we infringe product or process technology rights held by others.

     We require all of our employees to sign an employment agreement which prohibits the disclosure of any of our trade secrets and proprietary technologies and also require technical personnel to assign to us any inventions they develop that are related to our business.

Insurance

     We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2002, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$5,144.8 million (US$148.3 million) for all of our inventories and NT$82,568.0 million (US$2,379.5 million) for our equipment and facilities. In addition, as of December 31, 2002, we had insurance coverage for business interruptions in the aggregate amount of NT$10,500.0 million (US$302.6 million). See “Item 3. Key Information — Risk Factors — Due to the location of our operations in Taiwan and the People's Republic of China, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside our control, which may seriously disrupt our operations.”

     We also maintain insurance policies, including director and officer liability insurance, employee group health insurance, travel and life insurances, employer liability insurance, general liability insurance, and policies that provide coverage for risks during the shipment of goods and equipment, as well as during equipment installation at our fabs.

     We are not involved in any litigation, arbitration or administrative proceedings relating to claims that we believe would have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information — Legal Proceedings.”

Environmental Matters

     Our manufacturing processes involve the use of hazardous materials and generate a significant amount of waste products, including wastewater, liquid waste products and hazardous gases, which are strictly monitored by the local environmental protection bureau. To meet Republic of China environmental standards, we employ various types of pollution control equipment for the treatment of hazardous gases, liquid waste, solid waste and the treatment of wastewater and chemicals in our fabs. We control exhaust gas and wastewater on-site. The solid and liquid wastes are treated by subcontracting with third parties off-site to meet pollution control requirements.

     We incurred small fines in December 2002 and March 2001 for non-compliance with a waste storage-labeling requirement. In addition, at the end of 1999, we incurred a small fine when our L5 fab increased its waste volume by expanding production, resulting in waste volume in excess of the volume permitted under its original permit. Following this occurrence, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan. In addition, we have obtained all governmental approvals necessary for the expansion of our L5 and L6 fabs.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2002. The following chart does not include wholly-owned intermediate holding companies.

     The following table sets forth summary information for our subsidiaries as of December 31, 2002.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid- in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power

AU Optronics (L) Corp.	Holding company for AU Optronics Corporation America, AU Optronics (Suzhou) Corp. and AU Optronics Corporation Japan	Malaysia	NT$	1,744.3 million	100%	100%

AU Optronics Corporation America	Sale service in the United States	United States	NT$	31.2 million	100%(1)	100%(1)

AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the People’s Republic of China	People’s Republic of China	NT$	1,706.2 million	100%(1)	100%(1)

AU Optronics Corporation Japan	Sale service in Japan	Japan	NT$	5.6 million	100%(1)	100%(1)

Konly Venture Corp.	Venture capital investment	Republic of China	NT$	200.0 million	100%	100%

(1) Indirectly, through our 100% ownership of AU Optronics (L) Corp.

PROPERTY, PLANTS AND EQUIPMENT

Current Facilities

     As of December 31, 2002, we manufactured our products at four large fabs located in Taiwan and three module-assembly facilities, one located in Taiwan and two located in Suzhou, PRC. In March 2003, we commenced commercial production at our new fifth-generation fab, our L8A fab. We believe that, as a result of having five large fabs, we are able to produce a large number of panels with various panel sizes. For example, our L6 fab can cut either six 15-inch panels, four 17-inch panels, four 19-inch panels or four 20-inch panels per substrate, while our L2, L3 and L5 fabs can cut either six 14.1-inch panels, four 15-inch panels or four 17-inch panels per substrate. As a result, we typically use our L6 fab to produce 15-inch, 19-inch and 20.1-inch panels, while we use our L2 and L3 fabs to produce small- to medium-size panels and 14.1-inch and 17-inch panels, in order to optimize our production efficiency.

     In the third quarter of 2001, we converted our L1 fab into a research and development facility focusing on developing alternative flat panel display technologies, including LTPS and OLED.

      The following table sets forth the size, primary use and capacity of our fabs, research and development facility, and module-assembly facilities, and indicates whether such facilities, including land and buildings, are owned or leased. All land in the Hsinchu Science-Based Industrial Park is leased from the Republic of China government.

Location	Building Size (in square meters)	Input Substrate Size (in millimeters) / Commercial Production Date	Installed Capacity as of December 31, 2002 (in input substrates per month)	Primary Size of Panels Produced or Other Activity	Owned or Leased

L1, No. 3, Industry E. Rd. 3, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China	15,569	320x400/April 1994	Converted to research and development facility in October 2001	Research and development for LTPS and OLED	· Land is leased (expires in December 2020)

L2, No. 5, Li-Hsin Rd. 6 Science- Based Industrial Park, Hsinchu, Taiwan, Republic of China	69,647	610x720/December 1999	45,000	1.5-inch to 10-inch, 14.1-inch and 17-inch TFT-LCD panels	· Building is owned · Land is leased (expires in December 2020)

L3, No. 1, Li-Hsin Rd. 2, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China	102,311	610x720/November 2000	35,000	14.1-inch and 17-inch TFT-LCD panels	· Building is owned · Land is leased (expires in December 2020)

L5, No. 23, Li-Hsin Rd. Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China	105,127	600x720/July 1999	60,000	15-inch to 17-inch TFT- LCD panels	· Building is owned · Land is leased (expires in January 2017)

L6, No. 1, Xinhe Rd., Aspire Park, 325, Lungtan, Taoyuan, Taiwan, Republic of China	210,852	680x880/February 2001	60,000	15-inch to 20.1-inch TFT-LCD panels	· Building is owned · Land is leased (expires in January 2015)

M1, No. 1, Xinhe Rd., Aspire Park, 325, Lungtan, Taoyuan, Taiwan, Republic of China	39,826	March 2001	N/A	Module and component assembly	· Building is owned · See L6(1)

L8A, No. 1, Xinhe Rd., Aspire Park, 325, Lungtan, Taoyuan, Taiwan, Republic of China	27,300	1,100x1,250/March 2003	—	15-inch and 17-inch and larger TFT-LCD panels	· See L6(1)

S1, No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, China	63,233	May 2002	N/A	Module and component assembly	· Land is leased (expires in 2051)

S2, No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, China	31,145	May 2002	N/A	Module and component assembly	· Building is owned · See S1

(1) M1 is located within our L6 fab, L8A shares the building with L6.

     Leases for L1, L2, L3 and L5 Facilities. We have four separate leases with Hsinchu Science-Based Industrial Park Administration that govern our L1, L2, L3 and L5 facilities, respectively:

  The term of each of the current L1, L2 and L3 leases began on September 1, 2001 and will expire on December 31, 2020.

  The term of the current L5 lease began on January 6, 1997 and will expire on January 5, 2017.

     Lease for L6, L8A and M1 Facilities. We have a lease with Min Tour Inc. that governs our L6, L8A and M1 facilities. The term of the lease began on February 1, 2000 and will expire on January 31, 2015.

      Lease for S1 and S2 Facilities. We have a lease with China-Singapore Suzhou Industrial Park Development Co., Ltd. that governs our S1 and S2 facilities. The term of the lease began on September 25, 2001 and will expire on September 24, 2051.

Expansion Projects

     Two New Fifth-Generation Fabs. In addition to expanding our existing fabs, we continue to establish advanced production facilities to meet demand and enhance economies of scale, such as our two new fifth-generation fabs, our L8A and L8B fabs. We commenced commercial production at our L8A fab in March 2003. We are currently in the process of constructing our L8B fab and expect to commence commercial production at such fab by the second quarter of 2004. The L8A and L8B fabs are designed to process substrates that are more than twice as large as those processed at a fourth-generation fab, such as our L6 fab. These new fabs will enable us to cut substantially more panels per substrate or to cut panels more efficiently for applications that require larger panels. Upon the completion of the ramp up process, these two fifth-generation fabs are expected to have a substrate input capacity of approximately 1.44 million substrates per year.

     In order to improve our cost structure by building our own raw material and component production capability, we are currently in the process of establishing color filter production facilities housed at our new L8B fab, in order to meet part of the demand in such component at our two fifth-generation fabs and other existing fabs. We expect to commence mass production of color filters at such facilities by the end of 2003.

     As of March 31, 2003, we had invested a total of NT$8.8 billion (US$253.6 million) in our L8A fab and L8B fab, including the color filter production facilities housed at the L8B fab. We expect to invest an additional NT$54.0 billion (US$1.6 billion) in order to complete these expansion projects. We expect to finance these expansion projects with the proceeds of the offering of ADSs we received in May 2002, long-term debts and the funds generated from cash flow from operations .

     New Research and Development Center. In November 2002, we announced a plan to establish a dedicated TFT-LCD flat panel research and development center, AU Technology Center, which is targeted for completion by the third quarter of 2004. Research activities at AU Technology Center will initially be divided into several general segments, including advanced technology development in OLED, LTPS and plasma display. In addition to new product development and module processing, AU Technology Center will also devote substantial efforts to improving current TFT-LCD panel product and manufacturing process technologies. Upon completion, AU Technology Center will fully integrate our research and development resources in achieving optimal efficiency and advanced technology development. While we expect that we will continue to derive the majority of our revenues from TFT-LCD panels, we intend to introduce panels using other technologies, depending on market demand and the progress of our research and development efforts.

     As of March 31, 2003, we had invested a total of NT$9.0 million (US$0.3 million) in AU Technology Center, and we expect to invest additional NT$1,200 million in order to complete the construction of AU Technology Center. We expect to finance the completion of AU Technology Center with funds generated through cash flow from operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

OPERATING RESULTS AND TREND INFORMATION

Overview

     The TFT-LCD industry has been characterized by cyclical market conditions, primarily as a result of the imbalance of supply of and demand for TFT-LCD panels, which have been reflected in the past by the fluctuations in the average selling prices of TFT-LCD panels. For example, in the second half of 2000, intense competition in the TFT-LCD industry worldwide, due principally to the substantial addition of new fabs by most major manufacturers in Taiwan, Korea and Japan, including our company, resulted in declines in the average selling prices of many of our products. As a result, we experienced substantial downward pricing pressure on large-size panels. The average selling prices of our large-size panels decreased by 40.1% between 2000 and 2001. From the first half of 2002, however, expectation for strong demands for TFT-LCD panels resulted in panel price recovery in the TFT-LCD industry. The average selling prices of our large -size panels increased by 21.5% between the fourth quarter of 2001 and the first quarter of 2002 and further increased by 13.9% between the first quarter and the second quarter of 2002. However, lower than expected demand growth for TFT-LCD panels in the second half of 2002 led to oversupply in the market, causing sharp declines in prices again in that period. As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002.

     Our revenues depend substantially on the average selling prices of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels increased by 15.6% between 2001 and 2002. The increases in the average selling prices of our panels and decreases in depreciation and amortization expenses and other fixed costs associated with the expansion of our production capacity on a per panel basis contributed to the increase in our gross margins from (7.4)% in 2001 to 16.0% in 2002. We believe that the recent increase in the average selling prices has resulted from the relative shortage of supply, compared to the demand for TFT-LCD panels. However, in response to the supply shortage, TFT-LCD manufacturers, including our company, may expand their capacity. If such expansion in capacity is not matched by an increase in demand, it could lead to overcapacity and declines in the average selling prices of our panels in the future. In addition, regardless of whether capacity is expanded, we expect that average selling prices for our existing product lines will eventually decline as the cost of manufacturing TFT-LCD panels declines.

Production Capacity

     We measure the capacity of a fab in terms of the number of mainstream panels we could produce if all of the substrates at the fab were cut to produce such panels. The standard mainstream panel was 15-inch panel prior to 2002 and 17-inch panel since 2003. We refer to this unit of measurement as the 15-inch or 17-inch panel equivalent. We had reached an annual capacity of approximately 11.0 million 15-inch panel equivalents, or 9.6 million 17-inch panel equivalents, as of December 31, 2002. However, the actual panels shipped will vary from time to time due to the utilization rate of our production facilities and the change of our product mix reflecting market conditions. We increased our annual substrate capacity to approximately 2.4 million substrates as of December 31, 2002.

     As a result of economies of scale resulting from a substantial increase in our production, our cost of goods sold per large-size panel decreased by 18.2% between 2000 and 2001 and by 14.1% between 2001 and 2002. As we made significant investments in 2001 and 2002, our total depreciation and amortization expenses increased significantly. While in the case of full utilization of our production facilities, depreciation and amortization expenses divided by the total number of large-size panels shipped should decrease resulting from a substantial increase in our production of large-size panels. However, our depreciation and amortization expenses divided by the total number of large-size panels shipped increased from NT$1,366.6 (US$39.0) in the fourth quarter of 2001 to NT$1,604.5 (US$46.2) in the fourth quarter of 2002, due primarily to a lower utilization rate of our production facilities in 2002 as demand for TFT-LCD panels declined in the second half of 2002.

Fab Construction and Ramp Up Process

     Once the design of a new fab is completed, it typically takes five to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. It then takes an additional two to three quarters for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp up.” At the beginning of the ramp up process, fixed costs, such as depreciation and amortization, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw material and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of a fab’s ramp up, leading to greater wastage of raw materials and components. Generally, as a fab completes the ramp up process, its production reaches close to its installed capacity, leading to lower fixed costs per panel as a result of higher output, and lower raw material and component costs per panel as a result of higher production yield.

     We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab. For example, in the third quarter of 1999, we commenced construction of the first phase of our L6 fab, our largest fab in operation. We began commercial operations at L6 in the first quarter of 2001 and reached full commercial production in the fourth quarter of 2001, when this fab started processing substrates equal to its installed capacity of 35,000 substrates per month. We completed the second phase of our L6 fab to increase its installed capacity from 35,000 to 60,000 substrates per month. As of December 31, 2002, we had invested a total of NT$18,772 million (US$541.0 million) in our L6 fab.

Product Mix

     Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger panel sizes command higher prices, but also have higher manufacturing costs. In 2002, the trend toward notebook computers with bigger screens and the substantial increase in demand for TFT-LCD panels for desktop monitors due to the substitution effect led us to change our product mix to include more 14.1-inch and 15-inch panels and fewer 13.3 -inch panels for notebook computers and more 15-inch and 17-inch panels for desktop monitors. The completion of the ramp up process at our L6 fab, which enabled us to produce 15-inch panels at lower cost, also contributed to the change in our product mix. We periodically review and adjust our product mix based on the demand for, and profitability of, each panel size.

Critical Accounting Policies and Estimates

     Preparation of our consolidated financial statements requires us to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our consolidated financial statements.

Revenue Recognition

     Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment. Customers have the right to return purchased products within 20 days after delivery for replacement if the products have an unacceptable number of defects in accordance with our specified, objective inspection standards. We continuously evaluate whether our products meet these inspection standards and can reliably estimate sales returns expected to result from customer inspections. As a result, we account for the estimated costs associated with the returns as a provision for warranty costs.

Analysis of Long-Lived Assets

     We review our long-lived assets and certain identifiable intangible assets, including purchased intangible assets for impairment, whenever we feel that events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. We measure recoverability of our assets to be held and used by comparing the carrying amount of an asset to the fair value of the asset. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Furthermore, assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell.

Provision for Accounts Receivable

     We evaluate our outstanding accounts receivable balance on a monthly basis for collectibility purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical loss experience over the prior two years.

Provision for Inventory Obsolescence

     Provisions for inventory obsolescence and devaluation are recorded when we determine that the fair values of inventories are less than their cost basis, which may be affected by the number of months inventory items that remain unsold. Additionally, our analysis of our provision for obsolete and devalued inventory is partially based upon forecasts of demand for our products and any change to these forecasts.

Description of Certain Statement of Operations Items

Net Sales

     We generate our sales primarily from manufacturing and selling TFT-LCD panels. We manufacture TFT-LCDs for computer products and consumer electronics products. In 2002, we shipped 9.1 million panels for small- to medium-size panels and 8.3 million panels for large-size panels. Our large-size panels accounted for 88.3% of our net sales in 2002. Although we expect to continue to derive a majority of our revenues from the sales of panels for computer products, we intend to increase our focus on sales of panels for consumer electronics products.

     The pricing of our panels takes into account the prevailing market conditions, in addition to the complexity of the product, the order size, the strength and history of our relationship with the customer, and our capacity utilization. For most of our large-size panels, which are relatively standardized, such as 15-inch panels for desktop monitors, we determine our prices primarily in accordance with global supply and demand conditions. For small- to medium-size panels, which require a high level of customer involvement in the design process, we determine our prices based on negotiations with our customers with reference to current market prices.

     Net sales are recognized when title to the products and risk of ownership are transferred to the buyer, which is primarily at the time of shipment. We generally bill our customers at the time of shipment, with varying terms of credit, generally not exceeding 60 days from the time of billing. In connection with the sales of our products, we do not accept non-monetary consideration.

     Given our long-term relationships with most of our customers, and the level of related historical sales volumes, we have not experienced a high degree of losses on uncollectible accounts receivable accounts.

Cost of Goods Sold

Our cost of goods sold consists principally of:

  costs of raw materials and components, such as color filters, driver integrated circuits, backlight units, glass substrates, polarizers, printed circuit board assemblies and liquid crystal;

  overhead costs, such as depreciation and maintenance of production equipment, indirect material costs, indirect labor costs, utilities, amortization of ongoing royalty payments under technology license agreements, insurance and rental expenses; and

  direct labor costs.

      Under US GAAP, the amortization of the fixed license and patent fees under our technology license agreements, which we treat as a research and development expense under ROC GAAP, is included as part of our cost of goods sold. See note 26 to the consolidated financial statements.

     We have continued to undertake efforts to reduce our raw material and component costs in an effort to partially offset the impact of the declining average selling prices of our panels on our gross margins. These cost reduction efforts include:

  negotiating better pricing terms with our suppliers, including quantity discounts;

  finding alternative, less expensive sources of raw materials and components, especially by sourcing locally near our production facilities in Taiwan and the People’s Republic of China;

  moving labor-intensive operations to lower-cost regions;

  deploying more advanced product design and manufacturing process technologies; and

  improving our production processes.

See “Item 4. Information on the Company— Our Strategy— Focus on Cost Reduction.”

     We have substantially reduced our raw material and component costs on a per panel basis. For example, our raw material and component costs per panel for panels for computer products decreased by 16.4% between 2001 and 2002. However, our raw material and component costs as a percentage of total cost of goods sold remained at a stable level, primarily due to the reduction in fixed costs per panel as a percentage of cost of goods sold. We expect that raw material and component costs will continue to decline on a per panel basis in absolute terms, but will constitute a larger percentage of our cost of goods sold as we increase our production.

     Due to our substantial investments in capacity over the past three years, depreciation and amortization expenses have increased significantly. However, our depreciation and amortization expenses on a per panel basis have decreased significantly over the same period as a result of the increase of production efficiency, which was primarily due to the migration toward advanced production facilities. As a percentage of cost of goods sold, depreciation and amortization expenses decreased from 27.7% in 2000 to 22.0% in 2001, and decreased to 20.4% in 2002. We expect depreciation and amortization costs as a percentage of total cost of goods sold to continue to decline in 2003 as a result of the increase of production efficiency as a result of the migration toward advanced production facilities. In absolute terms, however, we expect depreciation and amortization expenses to increase in 2003 as we make further investments to expand our capacity.

Operating Expenses

     Our operating expenses have increased significantly over the past few years as we have increased our production and capacity. However, on a per panel basis, operating expenses have decreased.

      Our operating expenses consist of the following:

     Selling Expenses. Selling expenses consist primarily of selling commissions, salaries and related personnel expenses and other marketing expenses. In addition, our selling expenses include an estimate based on our historical experience of our obligations under warranty policies to provide, among other things, replacement parts and after-sale services for our products. We expect that our selling expenses will increase as we seek to further expand our unit sales and customer base.

     Administrative Expenses. Administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel, fees for professional services, and the cost of computers to support our operations. In addition, before we commence commercial production at a particular fab, we account for all production-related costs, including direct labor costs and overhead costs, as administrative expenses. After the commencement of commercial production, these expenses are accounted for as our cost of goods sold. We expect our administrative expenses to grow as we expect to hire additional supporting staff in conjunction with our growth.

     Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and related costs for product and technology development, amortization of fixed license fees under technology license agreements, and depreciation and maintenance on the equipment and various materials used in our research and development processes. We expect our research and development expenses to grow as we hire additional staff and purchase additional equipment for research and development purposes. Under US GAAP, the amortization of the fixed license fees and ongoing royalty payments under our technology license agreements have been included as part of our cost of goods sold. See note 26 to the consolidated financial statements.

     We believe that our operating expenses will increase as our operations continue to grow. However, we expect our operating expenses to decrease on a per panel basis as a result of our increased production capacity.

Results of Operations

     The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	81.1	107.4	84.0

Gross profit (loss)	18.9	(7.4)	16.0
Operating expenses:	14.5	9.3	5.8
Selling expenses	1.7	1.2	0.7
Administrative expenses	6.6	3.2	2.1
Research and development expenses	6.2	4.9	3.0
Operating income (loss)	4.4	(16.7)	10.2

Investment income	3.3	—	—
Net non-operating income (loss)	(0.1)	(1.2)	(2.2)

Income (loss) before income tax	7.6	(17.9)	8.0
Income tax benefit (expenses)	3.6	0.1	(0.0)

Net income (loss)	11.2	(17.8)	8.0

For the Years Ended December 31, 2002 and 2001

Net Sales

     Our net sales increased by 101.4% from NT$37,588.6 million in 2001 to NT$75,689.2 million (US$2,181.2 million) in 2002. This increase was primarily due to significant increases in the average selling prices and unit sales for our large -size panels in the first half of 2002, partially offset by a decrease in average selling prices and unit sales in the second half of 2002. The increases in both average selling prices and unit sales of large-size panels in the first half of 2002 were due primarily to market expectations of strong demand in the end use market for TFT-LCD panels in 2002. The decline in the average selling prices and unit sales of our large-size panels in the second half of 2002 were due primarily to oversupply of large-size panels in the market as a result of lower than expected demand growth for TFT-LCD panels and inventory build-up in that period.

Cost of Goods Sold

     Our cost of goods sold increased by 57.5% from NT$40,373.6 million in 2001 to NT$63,606.2 million (US$1,833.0 million) in 2002. As a percentage of net sales, cost of goods sold decreased from 107.4% in 2001 to 84.0% in 2002. We significantly reduced our cost of goods sold per panel for computer products as a result of lower raw material and component costs and lower fixed costs per panel, primarily due to the improved production efficiency and enlarged economies of scale achieved by capacity expansions. Our raw material and component costs per panel for computer products decreased by 16.4% between 2001 and 2002. Our depreciation and amortization expenses increased from NT$8,880.3 million in 2001 to NT$12,989.9 million (US$374.3 million) in 2002, primarily due to the additional purchase of equipment for the manufacturing of panels for computer products, mainly at our L6 fabs. However, our depreciation and amortization expenses divided by the total number of large-size panels sold decreased from NT$3,214.4 in 2000 to NT$1,927.8 in 2001, and to NT$1,561.0 (US$45.0) in 2002, and our depreciation and amortization expenses decreased as a percentage of cost of goods sold from 22.0% in 2001 to 20.4% in 2002, due to an increase in our production.

Gross Profit (Loss) and Gross Margin

     We recorded a gross loss of NT$2,785.0 million in 2001 and recognized gross profit of NT$12,083.0 million (US$348.2 million) in 2002, due principally to a substantial decline in the cost of goods sold and an increase in the average selling prices of most of our large-size panels.

Operating Expenses

     Operating expenses increased by 24.6% from NT$3,505.7 million in 2001 to NT$4,369.1 million (US$125.9 million) in 2002. As a percentage of net sales, our operating expenses decreased from 9.3% to 5.8%, primarily due to increased sales of our panels.

     Selling Expenses. Selling expenses increased by 16.5% from NT$446.2 million in 2001 to NT$520.0 million (US$15.0 million) in 2002, primarily due to increases in transportation costs, selling commissions and promotion expenses as a result of increased sales in 2002. As a percentage of net sales, our selling expenses decreased from 1.2% in 2001 to 0.7% in 2002.

     Administrative Expenses. Administrative expenses increased by 34.3% from NT$1,203.4 million in 2001 to NT$1,616.0 million (US$46.6 million) in 2002, primarily due to the production-related costs, including direct labor costs and overhead costs, at our L8A fab and module-assembly fabs in Suzhou prior to the commercial production at such fabs. As a percentage of our net sales, our administrative expenses decreased from 3.2% in 2001 to 2.1% in 2002, due primarily to the economies of scale.

     Research and Development Expenses. Research and development expenses increased by 20.3% from NT$1,856.1 million in 2001 to NT$2,233.1 million (US$64.3 million) in 2002, primarily due to an increase in depreciation expenses for research and development equipment in connection with the development of new technologies, an increase in the cost of raw materials and components relating to research and development activities and an increase in additional expenses for research and development personnel due to additional hiring and salary level increases. Research and development expenses as a percentage of our net sales decreased from 4.9% in 2001 to 3.0% in 2002 as our net sales increased by 101.4% in that period.

Operating Income (Loss) and Operating Margin

     We generated an operating loss of NT$6,290.7 million in 2001, compared to operating income of NT$7,713.9 million (US$223.3 million) in 2002, and our operating margin increased from (16.7)% in 2001 to 10.2% in 2002. These increases were primarily due to an increase in the average selling prices of most of our panels due to strong market demands and a reduction in our cost of goods sold per panel.

Net Non-Operating Income (Loss)

     Net non-operating loss increased by 272.6% from NT$453.9 million in 2001 to NT$1,691.1 million (US$48.7 million) in 2002 primarily due to an investment loss of NT$650.6 million and a net exchange loss of NT$210.8 million in 2002. The investment loss was primarily due to the write-off of our short-term investment in PixTech in the amount of NT$523.7 million in 2002. The net exchange loss was primarily due to the depreciation of US dollar against NT dollar in the second quarter of 2002.

Net Income (Loss)

      As a result of the foregoing, we generated a net loss of NT$6,710.2 million in 2001, compared to net income of NT$6,022.7 million (US$173.6 million) for 2002.

For the Years Ended December 31, 2000 and 2001

Net Sales

     Our net sales increased by 46.9% from NT$25,583.2 million in 2000 to NT$37,588.6 million in 2001. This increase was primarily due to significant increases in unit sales of our large-size panels as a result of our increased capacity. The unit sales of our large-size panels increased by 155.6 % from 1.8 million in 2000 to 4.6 million in 2001. The increases in our net sales, attributable to increases in unit sales of our large-size panels, were partially offset by declines in average selling prices of most of our large-size panels. The average selling price of large-size panels declined by 40.1% from 2001 to 2000, primarily due to the growth of supply at a more rapid rate than demand during the first three quarters of 2001 and reflecting the declining costs of production per panel.

Cost of Goods Sold

     Our cost of goods sold increased by 94.7% from NT$20,737.5 million in 2000 to NT$40,373.6 million in 2001. As a percentage of net sales, cost of goods sold increased from 81.1% in 2000 to 107.4% in 2001. However, we significantly reduced our cost of goods sold per large-size panel, due to lower raw material and component costs and lower fixed costs per large-size panel primarily due to the increase in the number of panels sold. Our raw material and component costs per panel for large-size panels decreased by 0.3% between 2000 and 2001. Our depreciation and amortization expenses increased from NT$5,741.3 million in 2000 to NT$8,880.3 million in 2001, primarily due to the additional purchase of equipment for the manufacturing of large-size panels at our L3 and L6 fabs. Our depreciation and amortization expenses, however, decreased as a percentage of cost of goods sold from 27.7% in 2000 to 22.0% in 2001, due to an increase in our production.

Gross Profit (Loss) and Gross Margin

     We recognized a gross profit of NT$4,845.7 million in 2000 and recorded a gross loss of NT$2,785.0 million in 2001, due principally to the substantial declines in the average selling prices of most of our large-size panels, partially offset by a decrease in the cost of goods sold per panel.

Operating Expenses

     Operating expenses decreased by 5.9% from NT$3,724.2 million in 2000 to NT$3,505.7 million in 2001. As a percentage of net sales, our operating expenses decreased from 14.5% to 9.3%, primarily due to increased sales of our panels.

     Selling Expenses. Selling expenses increased by 0.9% from NT$442.1 million in 2000 to NT$446.2 million in 2001, primarily due to increases in transportation costs, selling commissions and promotion expenses as a result of increased sales in 2001. As a percentage of net sales, our selling expenses decreased from 1.7% in 2000 and 1.2% in 2001.

     Administrative Expenses. Administrative expenses decreased by 28.5% from NT$1,683.3 million in 2000 to NT$1,203.4 million in 2001, primarily due to the commencement of the production at our L3 fab in November 2000 and at our L6 fab in February 2001. Before we commenced commercial production at our L3 and L6 fabs, we accounted for all production-related costs at these fabs, including direct labor costs and overhead costs, as administrative expenses. As a result of the timing for commencement of commercial production at these two fabs, the substantial majority of such costs were reflected in our administrative expenses for 2000, when these administrative expenses for L3 and L6 totaled NT$416.6 million. In 2001, following the commencement of commercial operations at our L3 fab, these administrative expenses decreased to NT$143.3 million as they related solely to our L6 fab. As a percentage of our net sales, our administrative expenses decreased from 6.6% in 2000 to 3.2% in 2001.

     Research and Development Expenses. Research and development expenses increased by 16.1% from NT$1,598.8 million in 2000 to NT$1,856.1 million in 2001, primarily due to an increase in amortization expenses, an increase in depreciation expenses for research and development equipment in connection with the development of new technologies, such as LTPS, OLED and plasma display, and an increase in salary expenses for research and development personnel due to additional hiring and salary level increases. Research and development expenses as a percentage of our net sales decreased from 6.2% in 2000 to 4.9% in 2001.

Operating Income (Loss) and Operating Margin

     We generated operating income of NT$1,121.5 million in 2000, compared to an operating loss of NT$6,290.7 million in 2001, and our operating margin decreased from 4.4% in 2000 to (16.7)% in 2001. These decreases were primarily due to the substantial decline in the average selling prices of most of our panels in the first three quarters of 2001.

Net Non-Operating Income (Loss)

     We generated net non-operating income of NT$814.9 million in 2000, compared to a net non-operating loss of NT$453.8 million in 2001. The difference was primarily due to:

  an increase in interest expense and a decrease in interest income in the aggregate amount of NT$631.8 million, due to increased long-term borrowings and a decrease in cash and cash equivalents; and

  a decrease in investment gain of NT$835.4 million, resulting primarily from an investment gain realized in 2000 in connection with the sale of an investment in Nippon Foundry Incorporated.

  Net Income (Loss)

     For the reasons set forth above, we generated net income of NT$2,862.7 million for 2000, compared to a net loss of NT$6,710.2 million in 2001.

Liquidity and Capital Resources

     We need cash primarily for capacity expansion and working capital. Although we have historically been able to satisfy our working capital needs from cash flow from operations, our ability to expand our capacity has been largely dependent upon, and to a certain extent will continue to depend upon, our ability to finance these activities through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our expansion plans. Our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our products, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may rely on external borrowings and securities offerings. Other than as described in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

     As of December 31, 2002, our primary source of liquidity was NT$25,957.2 million (US$748.0 million) of cash and cash equivalents and NT$3,231.8 million (US$93.1 million) of short-term investments. As of December 31, 2002, we had total availability under existing short-term lines of credit and trade facilities of NT$13,774.0 million (US$396.9 million) available from more than 30 domestic and foreign financial institutions, of which we had borrowed NT$770.4 million (US$22.2 million) as of December 31, 2002. All of our short-term loans are revolving facilities with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. Our obligations under our short-term loan are unsecured. We believe that our existing credit lines under our short-term loan, together with cash generated from our operations, are sufficient to finance our current working capital needs.

     As of December 31, 2002, we had outstanding long-term borrowings of NT$28,353.2 million (US$817.1 million) owed to financial institutions. The interest rates of these long-term borrowings are variable rates, which as of December 31, 2002 ranged between 2.89% and 5.02% per year.

     In November 2001, we issued NT$10,000.0 million of convertible bonds. These bonds have a stated interest rate of 2.0% and an effective interest rate of 4.50%, and are convertible into our shares. These bonds, which are scheduled to mature in November 2008, are convertible at the option of the bondholders beginning in February 2002, and are redeemable by us under certain circumstances beginning in November 2002. The terms of the bonds also provide for early redemption at the option of the bondholders in October 2005 and October 2006. These convertible bonds have not received any credit rating. As of December 31, 2002, bondholders had exercised conversion rights to receive 553,714,100 of our shares.

     In August 1999, we issued NT$1,500 million of secured bonds. These bonds have a stated interest rate of 6.05%, and are scheduled to mature in August 2004. We are obligated to repay the principal amount of these bonds in six semi-annual installments each in the amount of NT$250 million, commencing on February 26, 2002. In November 1999, we issued NT$1,500 million of secured bonds. These bonds have a stated interest rate of 5.85%, and are scheduled to mature in November 2004. We are obligated to repay the principal amount of these bonds in six equal semi-annual installments, each in the amount of NT$250 million, commencing on May 7, 2002.

     In September 1998, we established a long-term facility with an aggregate initial commitment amount of NT$7,000.0 million and a term of 5.5 years for the issuance of commercial paper. Since March 1999, we have had at all times outstanding commercial paper issued under this facility in an aggregate principal amount equal to the initial commitment amount, with revolving maturities of up to 180 days and effective interest rates of 1.45% as of December 31, 2002. The commitment amount will be reduced by repayments in five equal semi-annual installments, each in the amount of NT$1.4 billion starting on March 18, 2002. Our repayment of the borrowings will reduce the commitment amount under this commercial paper facility by the amount of our repayment. Our repayment obligations under this commercial paper facility are guaranteed by a syndicate of commercial banks in Taiwan pursuant to the terms of this commercial paper facility. This commercial paper facility has not received any credit rating. As of December 31, 2002, we had outstanding borrowings under this facility in the amount of NT$3,887.6 million (US$112.0 million).

     Our asset pledged as collateral, including building, machinery and equipment, amounted to NT$39,571.5 million (US$1,140.4 million) as of December 31, 2002, to secure our obligations under the long-term borrowings and bonds and commercial paper issued.

     Set forth below are the aggregate amounts, as of December 31, 2002, of our future cash payment obligations under our existing debt and lease arrangements.

	Due by Payments Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	NT$	NT$	NT$	NT$	NT$
	(in millions)
Short-term borrowings	770.4	770.4	—	—	—

Long-term debt(1)	34,232.9	9,492.1	14,277.4	10,463.4	—
Lease obligations(2)	2,458.8	149.2	309.2	324.7	1,675.7

Total contractual cash obligations	37,462.1	10,411.7	14,586.6	10,788.1	1,675.7

(1)	Includes principal payment obligations only, as our interest obligations relating to the majority of our long-term debt are floating rate obligations.
(2)	Represents our obligations to make lease payments to use the land on which our fabs and module assembly facilities are located.

     In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are determined based on net sales of our panels. We have already begun to place orders related to the installation of machinery and equipment at our new fifth-generation fabs, our L8A and L8B fabs, together with the color filter production facilities housed at the L8B fab. As of December 31, 2002, we had made commitments of approximately NT$24.3 billion (US$700.3 million), primarily relating to the fifth-generation fabs and color filter production, which commitments may be cancelled subject to the payment of certain penalties.

     We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non financial assets. Our long-term loan and commercial paper facilities and lease agreements include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements.

     Net cash provided by operating activities amounted to NT$2,755.7 million in 2000, NT$1,215.8 million in 2001 and NT$20,821.7 million (US$600.0 million) in 2002. Our depreciation and amortization was NT$5,741.3 million in 2000, NT$8,880.3 million in 2001 and NT$12,989.9 million (US$374.3 million) in 2002. The increases in our notes and accounts payable was NT$1,084.6 million in 2000, NT$7,339.7 million in 2001 and NT$1,322.0 million (US$38.1 million) in 2002. The increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity. See “— Results of Operations.” Our depreciation and amortization and increases in our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$1,418.6 million in 2000, NT$5,930.2 million in 2001 and NT$1,203.9 million (US$34.7 million) in 2002 and increases in inventories of NT$5,269.3 million in 2000 and NT$2,124.2 million in 2001. Notes and accounts receivable increased significantly in 2001 from NT$3,031.3 million in 2000 to NT$9,021.7 million in 2001, due to increased sales in 2001 of NT$12,005.4 million over sales from 2000.

     Net cash used for investing activities was NT$36,652.1 million in 2000, NT$15,299.5 million in 2001 and NT$18,125.0 million (US$522.3 million) in 2002. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$36,901.6 million in 2000, NT$13,987.3 million in 2001 and NT$18,035.3 million (US$519.7 million) in 2002. These capital expenditures were primarily funded with net cash provided by financing activities, primarily from long-term bank borrowings and the issuance of shares.

     Cash provided by financing activities totaled NT$27,512.7 million in 2000. In 2001, cash provided by financing activities was NT$16,779.5 million, reflecting primarily our issuance of NT$10.0 billion of convertible bonds, share issuances totaling NT$7.9 billion and borrowings of NT$4,270.1 million under long-term loans, partially offset by our repayment of short-term loans of NT$5,291.0 million. In 2002, cash provided by financing activities was NT$16,754.3 million (US$482.8 million), reflecting primarily our share issuance totaling NT$19,170.3 million (US$552.5 million), partially offset by our repayment of long-term loans and convertible bonds of NT$5,104.1 million (US$147.1 million).

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. Substantially all of our investments in capital expenditures are located in Taiwan and the People’s Republic of China. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2000	2001	2002

	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	31,606.7	11,264.8	16,715.1	481.7
Land and building purchases	4,528.2	1,513.8	1,874.5	54.0

     We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the Republic of China government related to the transfer of legal title. As of December 31, 2001 and 2002, our prepayments for purchases of land amounted to NT$88 million and NT$30 million, respectively. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2001 and 2002, prepayments for purchases of equipment amounted to NT$8,815 million and NT$10,055 million, respectively.

     For the year ended December 31, 2002, our capital expenditures amounted to NT$18,589.6 million (US$535.7 million), primarily to purchase equipment to build our fifth-generation fabs, including the color filter production facilities housed at our L8B fab, expand our existing fabs and expand our module-assembly operations. As of April 21, 2003, we estimated our capital expenditures to be approximately NT$37,769 million (US$1,088.4 million) for 2003, primarily to purchase equipment to build our fifth-generation fabs, including the color filter production facilities at our L8B fab, expand our existing fabs and expand our module assembly operations. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions. We believe that our existing cash, cash equivalents, short-term investments and expected cash flow from operations, will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. We frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

Off-Balance Sheet Arrangements

     We have, from time to time, entered into non-derivative financial instruments, including letters of credit to finance or secure our purchase payment obligations. As of December 31, 2002, we had off-balance sheet outstanding letters of credit of US$18.8 million and JPY724.2 million. We also provided an off-balance sheet guarantee of NT$30.1 million as of December 31, 2002 in connection with a research and development grant from the Republic of China Ministry of Economic Affairs. See note 23 to our consolidated financial statements included elsewhere in this annual report. In addition, we have entered into interest rate swap transactions to hedge our interest rate exposure arising out of our commercial paper facility, and foreign currency forward contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments.

Transactions with Related Parties

     We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for such person to provide services not within such person's capacity as a director, supervisor or executive officer of the company.

     We have, from time to time, purchased raw materials and components and sold our panels to our affiliated companies. We believe that these transactions with related parties have been conducted on arms’-length terms, or on terms more favorable to us than arms’- length terms. See “Item 4. Information on the Company—Business Overview — Customers, Sales and Marketing” and “Item 7. Major Shareholders— Related Party Transactions.” Given the nature of our business, it is not practical for us to review many of these related party transactions on a day-to-day basis. However, at the meeting of our board of directors on April 11, 2002, we adopted an amended related party transactions policy which requires, among other things:

  pre-approval by a majority vote of disinterested directors of each sale to, or purchase of raw materials and components from, a related party that is in the ordinary course of our business, which transaction involves a transaction amount in excess of 5% of our net sales or raw material and component purchases, as the case may be, for the previous three months on an unconsolidated basis, provided that any series of similar transactions with the same related party that collectively exceeds 40% of our net sales or raw material and component purchases, as the case may be, for the previous three months on an unconsolidated basis shall also require pre-approval;

  periodic review by our board of directors of other related party transactions in the ordinary course of business;

  pre-approval by a majority vote of disinterested directors of related party transactions not in the ordinary course of business and not otherwise specified in our related party transaction policy; and

  refusal of any interested director from consideration of matters involving the company he represents or with respect to which the director might have a conflict of interest.

Inflation

     The inflation rate in Taiwan was 1.26% in 2000, 0.01% in 2001 and (0.2)% in 2002. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

     The corporate income tax rate in Taiwan that applies to us is 25%. Until January 20, 2001, the corporate income tax rate in Taiwan that applied to us was 20% for our production located in the Hsinchu Science-Based Industrial Park and 25% for our production located elsewhere in Taiwan. However, we did not generate any income in any year except 2000 and 2002. In 2000, although we generated income before tax, we applied certain loss carryforwards that we accumulated from previous years to offset the tax liability to which we could otherwise have been subject. As a result, we did not incur any income tax expense during any of our fiscal years.

Recognition of Deferred Tax Assets

     Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP, compared to US GAAP. This difference has a significant impact on us because we have a significant amount of deferred tax assets as a result of the various tax credits available to us under Republic of China governmental tax incentive programs and net operating loss carryforwards. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2002 amounted to NT$2,522.0 million (US$72.7 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the projection of income before tax for the year ended December 31, 2003. If we do not achieve the projection of income before tax for 2003, the amount of the deferred tax assets recognized may be significantly reduced.

Tax Exemptions

     Based on our status as a company engaged in the TFT-LCD business in Taiwan, all income attributable to the use of equipment that we purchase, in part or in whole, with proceeds we raise through share offerings, may be exempted from corporate income tax in Taiwan if our shareholders determine to allow us, instead of the shareholders themselves, to use these tax exemptions. In addition, income attributable to the use of equipment that we purchase, in whole or in part, with retained earnings that we capitalize, may be exempted from corporate income tax in Taiwan. These exemptions typically apply for four or five consecutive years, commencing in a year to be designated by us within two years following the commencement of commercial production using such equipment. We set forth below certain information with respect to our tax exemptions:

  Share offering in 1993 by Unipac for the purchase of equipment used at our L1 fab.

    This tax exemption period commenced in 2000 and will expire in 2003.

  Share offerings in 1999 by Unipac for the purchase of equipment used at our L2 and L3 fabs, and share offering in 1999 by Acer Display for the purchase of equipment used at our L6 fab.

    The tax exemption period relating to our L2 fab commenced in 2002 and will expire in 2005.

    The tax exemption period relating to the equipment purchased for our L3 fab is four years.

    The tax exemption period relating to our L6 fab will commence in 2005 and expire in 2009.

  Share offering in 1996 by Acer Display for the purchase of equipment used at our L5 fab.

    The tax exemption period will commence in 2003 and will expire in 2007.

  Share offerings in 2001 for the purchase of equipment used at our L6 fab.

    The tax exemption period is five years.

    We have not yet designated the year from which we will use this tax exemption.

  Capitalization of retained earnings in 2001 for the purchase of equipment used at our L1 and L5 fabs.

    The tax exemption period is five years for L1 fab and L5 fab.

    We have not yet designated the year from which we will use this tax exemption.

  Issuance of ADS in 2002 for the purchase of equipment used at our L8 fab.

    The tax exemption period is five years for L8 fab.

    We have not yet designated the year from which we will use this tax exemption.

      If we make a qualified rights offering, our shareholders will be entitled, pursuant to a majority vote at a shareholders’ meeting held within two years after the rights offering, to elect to receive a tax credit for themselves of up to 10% (which percentage will be decreased by 1% every two years from 2000) of their subscription amount against taxes payable within five years after expiration of the first three years of investment, during which period such shareholders are required to hold onto their investment in order to utilize the tax credit. Except for the last year of that period, the tax credit deductible shall not exceed 50% of the total income tax payable by such shareholder in a particular year. Even if the shareholders elect to receive the shareholders’ tax credit, it is unlikely that ADS holders would be able to benefit from such tax credits. The Republic of China statute governing this tax credit does not expressly prohibit holders of ADSs from benefiting from such tax credit. However, in practice, even if an ADS holder may have other Republic of China sources of income against which to use the tax credit, ADS holders would not be able to prove that they meet the holding requirement necessary to claim the tax credit.

Loss Carryforwards

     We may use the loss carryforwards in the amount of NT$5,239.4 million that we generated in 1999 and 2001 to offset any taxable income generated by the end of 2006. As of December 31, 2002, we have used all such loss carryforwards to offset our taxable income generated in 2002.

Tax Credits

     We also benefit from tax credits that we may apply to reduce our tax liabilities. We received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the Republic of China becoming a member of the World Trade Organization, the Republic of China Ministry of Economic Affairs has amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. As of December 31, 2002, we had accumulated NT$7,251 million (US$209.0 million) of these tax credits. These tax credits are expected to expire four years from the end of the year in which we received the equipment. As of December 31, 2002, NT$1,787 million (US$ 51.5 million), NT$2,830 million (US$81.6 million), NT$1,102 million (US$31.8 million) and NT$1,532 million (US$44.1 million) of these tax credits are expected to expire in 2003, 2004, 2005 and 2006, respectively.

     We also benefit from other tax credits of up to 35% of research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the proceeding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2002, we had accumulated NT$666.0 million (US$19.2 million) of these tax credits. These tax credits are expected to expire after four years from the year expenses are incurred. As of December 31, 2002, NT$117 million (US$3.4 million), NT$315 million (US$9.1 million) and NT$234 million (US$6.7 million) of these tax credits are expected to expire in 2003, 2004 and 2005, respectively.

Tax on Retained Earnings

     In 1997, the Republic of China Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under the amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. See “Item 10. Additional Information — Taxtion — Republic of China Tax Considerations — Tax Reform.” As a result, if we do not distribute as dividends in any year all of our annual retained earnings generated in the preceding year, our applicable corporate income tax rate may exceed 25% for such year.

US GAAP Reconciliation Analysis

     Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in many material respects from US GAAP. Such significant differences include, among other things, the accounting for our business combination with Unipac under the pooling-of-interests method of accounting under ROC GAAP, compared to the purchase method of accounting under US GAAP, and differences in the accounting for the beneficial conversion feature of our convertible bonds, compensation costs, derivative financial instruments, income taxes, depreciation of property, plant and equipment, and marketable securities and equity-investment securities, as well as additional disclosures required by US GAAP. Please see note 26 to our consolidated financial statements included elsewhere in the annual report for further discussion and quantification of these and other differences. The condensed consolidated balance sheets and statements of operations presented below have been prepared in accordance with US GAAP, which financial data have been derived from our US GAAP consolidated balance sheets and statements of operations appearing in note 26 to our consolidated financial statements appearing elsewhere in this annual report.

.

US GAAP Condensed Financial Data

	As of, or for the Year Ended, December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
	(in millions, except per share data)
Statement of Operations Data:
Net sales	14,839.8	28,513.4	75,689.2	2,181.2
Cost of goods sold	12,562.8	31,491.1	66,197.1	1,907.7

Gross profit (loss)	2,277.0	(2,977.7)	9,492.1	273.5

Operating expenses:
Selling	278.3	225.0	537.3	15.5
General and administrative	847.3	811.8	1,729.5	49.8
Research and development	382.3	633.7	1,411.9	40.7

	1,507.9	1,670.5	3,678.7	106.0

Operating income (loss)	769.1	(4,648.2)	5,813.4	167.5
Non-operating income	289.9	408.1	705.4	20.3
Non-operating expenses and losses	405.0	1,100.0	1,367.9	39.4
Income tax provision	-	0.3	212.0	6.1
Cumulative effect of accounting changes, net of tax	-	(0.5)	-	-

Net income (loss)	654.0	(5,340.9)	4,938.9	142.3

Weighted average shares outstanding – Basic	1,100.0	1,791.8	3,639.8	3,639.8
Weighted average shares outstanding – Diluted	1,100.0	1,791.8	3,894.8	3,894.8
Earnings (loss) per share— Basic	0.59	(2.98)	1.36	0.04
Earnings (loss) per share— Diluted	0.59	(2.98)	1.32	0.04
Earnings (loss) per ADS equivalent— Basic	5.95	(29.81)	13.57	0.39
Earnings (loss) per ADS equivalent— Diluted	5.95	(29.81)	13.16	0.38
Balance Sheet Data:
Current assets:
Cash and cash equivalents	1,069.5	6,496.3	25,957.2	748.0
Securities available for sale	1,567.4	5,536.9	3,087.2	89.0
Notes and accounts receivable, net	1,399.9	6,661.6	6,415.0	184.9
Receivables from related parties, net	367.1	2,428.7	3,646.4	105.1
Inventories	3,087.2	8,979.7	8,475.6	244.2
Prepaid expenses and other current assets	501.1	852.7	1,386.5	40.0

Total current assets	7,992.2	30,955.9	48,967.9	1,411.2

Investments in equity-method investees	-	117.2	73.4	2.1

Net property, plant and equipment	31,681.9	65,592.0	72,195.3	2,080.6

Intangible assets:
Goodwill	-	11,599.7	11,599.7	334.3
Other tangible assets, net	2,444.6	10,416.1	9,281.4	267.5

	2,444.6	22,015.8	20,881.1	601.8
Other assets	948.5	1,333.3	1,413.7	40.7

Total assets	43,067.2	120,014.2	143,531.4	4,136.4

Current liabilities:
Short-term borrowings and current installments of long-term	2,097.5	7,408.7	10,299.3	296.8
borrowings and commercial paper
Accounts payable including related parties and accounts payable for	1,892.6	10,756.5	12,958.2	373.4
equipment and construction in progress
Accrued expenses and other current liabilities	1,512.0	1,511.2	2,532.0	73.0

Total current liabilities	5,502.1	19,676.4	25,789.5	743.2
Long-term borrowings	16,627.6	39,054.8	25,959.1	748.1
Other liabilities	65.8	1,144.7	1,190.6	34.3

Total liabilities	22,195.5	59,875.9	52,939.2	1,525.6

Total stockholders’ equity	20,871.1	60,138.3	90,592.2	2,610.8

Total liabilities and stockholders’ equity	43,067.2	120,014.2	143,531.4	4,136.4

     The principal differences between ROC GAAP and US GAAP, as they relate to our statements of operations and stockholders’ equity, are the accounting for: (1) our merger with Unipac, (2) the beneficial conversion feature of our convertible bonds, (3) compensation costs, (4) derivative financial instruments, (5) income taxes, (6) depreciation of property, plant and equipment and (7) investment securities.

Business Combination

     We completed our merger with Unipac on September 1, 2001 through the issuance of 1,512,281,607 of our shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, all of our consolidated financial statements for prior periods included in this annual report have been restated to include the results of operations, financial position and cash flows of Unipac. Further, according to the Republic of China Company Law, the excess of Unipac’s net assets over the par value of our common shares issued for completion of the merger has been appropriated from unappropriated earnings and recorded as capital surplus. Under US GAAP, the merger has been accounted for as the acquisition of Unipac, using the purchase method of accounting. Under purchase accounting, the aggregate purchase price of NT$39,636.9 million was calculated as the market value of our shares issued and this amount was allocated to the assets acquired and liabilities assumed based on their respective fair values. The market value of our shares was based on the average market price of our shares over the five -day period before and after the terms of the acquisition were agreed upon and announced. Our management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including valuation reports by third parties. Based on the results of these valuations and our best estimates of fair value, we allocated the purchase price to the assets acquired and the liabilities assumed in accordance with US GAAP. The difference between the purchase price and the fair value of the net assets that we acquired, including identifiable intangible assets, has been recorded as goodwill. The financial results of Unipac prior to the acquisition date of September 1, 2001 have been excluded from our US GAAP results of operations.

     We recorded NT$8,730.4 million of acquired intangible assets as part of the purchase price for Unipac, of which NT$53.5 million was assigned to in-process research and development assets that were then written off at the date of acquisition in accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” Those write-offs were included in research and development expenses in 2001. The remaining NT$8,676.9 million of acquired intangible assets have a weighted average useful life of approximately eighty-eight months and no estimated residual value. These intangible assets include large-size TFT-LCD product and manufacturing process technologies of NT$3,123.6 million and small- to medium-size TFT-LCD panel product and manufacturing process technologies of NT$5,553.3 million. The key technology for small and mid-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita, product technologies developed by Unipac and three related patents.

     We also recorded NT$11,599.7 million in goodwill. In accordance with US GAAP Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” goodwill arising from a purchase accounting business combination consummated after June 30, 2001 is not amortized but is tested for impairment. Effective January 1, 2002, for US GAAP purposes, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result, we will test goodwill for impairment on at least an annual basis at the reporting unit level.

     Under US GAAP, the difference in the carrying amount of our investment in PixTech, Inc. and PixTech’s underlying net assets of NT$86.4 million that is equity-method goodwill is not amortized as it was acquired after June 30, 2001 as a result of the Unipac acquisition.

Beneficial Conversion Feature of Convertible Bonds

     When we issued our convertible bonds in November 2001, ROC GAAP did not require us to recognize or account for any beneficial conversion feature embedded in the bonds. However, under US GAAP, the beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital surplus. The amount of the beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of our shares, multiplied by the number of shares into which the bonds are convertible. As a result of our allocating a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to capital surplus for US GAAP purposes, a discount on the bonds was recognized. The discount resulting from this allocation will be recognized as interest expense over the life of the bonds.

     We reported the carrying amount of the convertible bonds of NT$1,206.0 million (US$34.8 million) at December 31, 2002, and the related unamortized discount from the beneficial conversion feature was NT$80.9 million (US$2.3 million) on the same date. The effective interest rate of the bonds is approximately 6%.

Compensation Costs

     Remuneration to Directors and Supervisors. Our articles of incorporation require a cash remuneration payment equal to 1% of our annual distributable earnings to our directors and supervisors. Under ROC GAAP, these payments are charged directly to retained earnings for the period during which our shareholders approve these payments. Under US GAAP, these cash payments have been recorded as compensation expense in the period when the related services are rendered.

     Employee Bonuses. Certain of our employees are entitled to bonuses in accordance with our articles of incorporation, which specify a bonus amount ranging from 5% to 10% of our annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, these bonuses are appropriated from retained earnings in the period our shareholders’ approval is obtained. If these employee bonuses are settled through the issuance of our shares, the amount charged against retained earnings is based on the par value of our shares issued.

     Under US GAAP, the employee bonus expense is charged to income in the year during which services are provided. Shares we issue as part of these bonuses are recorded at fair value. Since the amount and form of the bonuses are not finally determinable until our s hareholders’ meeting in the following year, the total amount of these bonuses is initially accrued based on the minimum cash value to be paid. Any difference between the amount initially accrued and the fair value of these bonuses settled by the issuance of our shares is recognized in the year of approval by our shareholders.

Derivative Financial Instruments

     We sell our products to customers worldwide and source a significant portion of our raw materials and components from suppliers outside Taiwan. This exposes us to changes in foreign currency exchange rates. We also have exposure to changes in interest rates that affect our cash flows on long-term borrowings. We use financial instruments, including derivatives such as foreign currency forward contracts and interest rate swaps, to reduce our foreign currency and interest rate exposure.

     Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments and no criteria for hedge accounting. For ROC GAAP purposes, we record our interest rate swaps as hedge transactions, by recording the net receivable or payable each month related to these interest rate swap contracts, offsetting or adding to our interest expense of the related debt. For foreign currency forward contracts, we record unrealized gains or losses measured using the change in the spot rate of the contracts in our consolidated statements of operations if the contracts are used to hedge existing foreign currency denominated receivables and payables, or we defer recognition of unrealized gains or losses for those contracts hedging anticipated transactions that will be denominated in a foreign currency. The discount or premium on a forward contract is amortized into earnings over the life of the contract.

     For US GAAP purposes, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, as of January 1, 2001. In accordance with the related transition provisions of SFAS No. 133, we recorded an after-tax charge to earnings of NT$0.6 million, representing the cumulative effect of the adoption related to the foreign currency forward contracts for the year ended December 31, 2001. The after-tax earnings charge to the statements of operations had no material effect on our US GAAP earnings per share for the year ended December 31, 2001.

     After our adoption of SFAS No. 133, as amended, none of our existing derivatives met the US GAAP hedge accounting criteria. As a result, all derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date amounted to a charge of NT$78.0 million and are included in other non-operating income for US GAAP purposes. In addition, we reclassified NT$9.4 million, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts during 2002. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of our results of operations under US GAAP.

Income Taxes

     Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP, compared to US GAAP. This difference has a significant impact on us because we have a significant amount of potential deferred tax assets as a result of the various tax credits available to us under Republic of China governmental tax incentive programs and net operating loss carryforwards. See “Item 10. Additional Information— Taxation — Tax Credit” for a discussion of different types of tax credits and benefits available to us. US GAAP requires more stringent criteria by which such valuation allowance is determined. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence that is difficult to overcome with projections of future taxable income for the purpose of determining the valuation allowance. The net deferred income tax assets we are able to recognize under ROC GAAP, as of December 31, 2002 amounted to NT$2,522.0 million (US$72.7 million), compared to net deferred income tax liabilities of NT$857.9 (US$24.7 million) under US GAAP. This recognition of net deferred tax assets under ROC GAAP resulted primarily from the projection of income before tax for the year ended December 31, 2003.

     Under US GAAP, in assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods those temporary differences become deductible. We have considered the scheduled reversals of deferred tax liabilities in making this assessment, but we have not considered future projected taxable income due to the cumulative losses incurred in recent years.

Depreciation of Property, Plant and Equipment

     Under ROC GAAP, we depreciate buildings over estimated lives of 20 or 50 years based on guidance from the Republic of China Internal Revenue Code. Under US GAAP, buildings are depreciated over an estimated useful life of 20 years.

Marketable Securities and Equity-Method Investments

     Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market. Under US GAAP, equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. Equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Equity securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. Under US GAAP, the unrealized holding gain on available-for-sale securities amounted to NT$692.7 million and NT$(1,751.2) million (US$(50.5) million) at December 31, 2001 and 2002, respectively.

     We held a 21% ownership interest in PixTech as of December 31, 2002. Under ROC GAAP, because we do not intend to hold this interest in PixTech’s stock for the long term, our investment in PixTech is recorded as a short-term investment and accounted for at the lower of aggregate cost or fair value, with changes in fair value being reported in the consolidated statements of operations. Under US GAAP, our investment in PixTech is accounted for under the equity method. PixTech filed a petition for bankruptcy on April 12, 2002 and therefore we wrote-off our short-term investment in PixTech in 2002 so that the carrying value of such investment was nil as of December 31, 2002.

     We held a 41% ownership interest in Patentop Ltd. as of December 31, 2002. As permitted under ROC GAAP, we recognize our equity in income (loss) of Patentop in the following year on a one year lag basis. Under US GAAP, we recognize our equity in the income (loss) of Patentop and PixTech in the current year.

Recent US GAAP Accounting Pronouncements

     We believe that there are no recent accounting pronouncements under ROC GAAP that would have a significant impact on our results of operations. Set forth below is a summary of recent accounting pronouncements under US GAAP.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. We adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We adopted SFAS No. 145 on January 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which was adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 has not had a material effect on our consolidated financial statements.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that variable interest entities will be consolidated or their information will be disclosed information when the Interpretation becomes effective.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. We currently have no outstanding stock-based compensation plans.

     In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 will be applied prospectively. Management believes the adoption of SFAS 149 will not have a material effect on our financial position or results of operations.

     In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management believes the adoption of SFAS 150 will not have a material effect on our financial position or results of operations.

RESEARCH AND DEVELOPMENT

     The TFT-LCD industry is characterized by rapid technological changes. We incurred research and development costs of NT$1,598.8 million, NT$1,856.1 million and NT$2,233.1 million (US$64.4 million) in 2000, 2001 and 2002, respectively, which represented 6.3%, 4.9% and 3.0%, respectively, of our net sales.

     Our research and development activities are principally directed toward advancing our manufacturing process technologies and product development, including improving the features of our products and working jointly with our customers to design products that are tailored to their specific requirements. We have a product development team dedicated to each of our primary product categories, including notebook computers, desktop monitors and consumer electronics. Each of these teams focuses on development of our existing products for its respective markets. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have three research and development teams that are dedicated to the development of LTPS, OLED and plasma display technologies, respectively. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2002, we employed approximately 470 research and development engineers in our company.

     We plan to continue to increase our spending on research and development with the goal of improving our TFT-LCD manufacturing process and developing new TFT-LCD products such as high-resolution 17-inch panels for desktop monitors and 20.1-inch panels for televisions. We are also developing alternative technologies such as LTPS, OLED and plasma display. In the third quarter of 2001, we converted our L1 fab to a research and development facility focused on the development of LTPS and OLED technologies. In particular, we are developing color active-matrix OLED technology for small- to medium-size panels, which we expect to be utilized in products such as mobile phones and personal digital assistants.

     In November 2002, we announced a plan to establish a dedicated TFT-LCD flat panel research and development center, AU Technology Center, which is targeted for completion by the third quarter of 2004. Research activities at AU Technology Center will initially be divided in several general segments, including advance technology development in OLED, LTPS and plasma display. In addition to new product development and module processing, AU Technology Center will also devote substantial efforts in improving current TFT-LCD panel product and manufacturing process technologies. Upon completion, AU Technology Center will fully integrate our research and development resources in achieving optimal efficiency and advanced technology development. As of March 31, 2003, we had invested a total of NT$9.0 million (US$0.3 million) in AU Technology Center, and we expect to invest additional NT$1,200 million in order to complete the construction of AU Technology Center.

Item 6. Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

Directors and Supervisors

      The following table sets forth information regarding all of our directors and supervisors as of May 30, 2003. The business address of all of our directors and supervisors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company

Kuen-Yao (K.Y.) Lee(1)	51	Chairman	2004	7	Chairman, President and Chief ExecutiveOfficer of BenQ Corporation; Chairman of Darfon Electronics Corp.; and Director of Gallant Precision Machining Co., Ltd. and Bri-Link Technologies Co., Ltd.
Hong-Jen Wu(2)	51	Director	2004	2	Director and general manager of Quality Assurance Department of United Microelectronics Corporation
Hsi-Hua Sheaffer Lee(1)	48	Director	2004	7	Vice President of BenQ Corporation and Director of AVID Electronics Corporation
Hsuan Bin (H.B.) Chen(1)	52	Director	2004	6	Director of Topro Technology, Inc.
Po-Yen Lu(1)	52	Director	2004	6	None
Hui Hsiung(2)	49	Director	2004	7	None
Cheng-Chien Chien(2)	47	Director	2004	2	Division Director of the Finance Division of United Microelectronics Corporation; Director of SerComm Corporation; and Supervisor of Unimicron Technology Corp.
Tze-Kaing Yang(3)	49	Director	2004	2	Director of Far EasTone Telecommunication and China Steel Corporation
Ko-Yung (Eric) Yu(1)	47	Supervisor	2004	7	Chief Financial Officer of BenQ Corporation; Director of Acer Media Technology, Inc.; and Supervisor of Darfon Elcronics Corp.
Chun Kuan(2)(4)	41	Supervisor	2004	-	Director of Accounting Division of United Microelectronics Corporation

(1)	Representing BenQ Corporation.
(2)	Representing United Microelectronics Corporation.
(3)	Representing CDIB Equity Inc.
(4)	Appointed by United Microelectronics Corporation, which was effective on May 30, 2003.

     Kuen-Yao (K.Y.) Lee has been the Chairman of our company since 1996 and a Director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master of Business Administration from the International Institute for Management Development in Switzerland in 1990.

     Hong-Jen Wu has been a Director of our company since 2001. He was the Director and general manager of Quality Assurance Department of United Microelectronics Corporation since 1980. He received a Bachelor’s degree in Chemical Engineering from the National Taiwan University in Taiwan in 1974 and a Master’s degree in Chemical Engineering from the National Taiwan University in 1976.

     Hsi-Hua Sheaffer Lee has been a Director of our company since 1996. Mr. Lee has also been a Vice President of BenQ Corporation since August 1994. He received a Bachelor’s degree in Electrical Engineering from the National Cheng Kung University in Taiwan in 1978.

     Hsuan Bin (H.B.) Chen has been a Director of our company since 1998. In addition, Mr. Chen has been our President and Chief Operating Officer since 1997. Mr. Chen received his Bachelor’s degree in Communications Engineering from the National Chiao Tung University in Taiwan in 1975. Mr. Chen worked for Acer Technologies Sdn. Bhd. in Malaysia from 1992 to 1997 before he joined Acer Display in 1997.

     Po-Yen Lu has been a Director of our company since 2001. Mr. Lu is also an Executive Vice President of our company in charge of all operating units of our company. He received a Bachelor’s degree in Chemical Engineering from the National Taiwan University in Taiwan in 1974 and a Ph.D. degree in Chemical Engineering from University of Illinois in Urbana-Champaign in 1982. Before he joined our company in 1997, Mr. Lu worked for Gould Labs from 1978 to 1980, Bell Lab as Technical Manager from 1982 to 1995, and Electronics Research &

Service Organization, Industrial Technology Research Institute as a Deputy Director of Display R&D from 1995 to 1997.

     Hui Hsiung has been a Director of our company since early 2002. Mr. Hsiung joined our company in 1996 as Director of the Research and Development Department, and from 1997 to 1999 served in positions in the company’s Marketing & Sales Division. Mr. Hsiung was a Director of Acer Display from April 1999 to August 2001. Since June 2002, Mr. Hsiung also served as our Executive Vice President in charge of all business units of our company. He received a Bachelor’s degree in Physics from the National Taiwan University in Taiwan in 1975 and a Ph.D. degree in Physics from the University of California, Berkeley in 1985.

     Cheng-Chien Chien has been a Director of our company since early 2002. Mr. Chien has been the Finance Director of United Microelectronics Corporation since January 2000. He received a Bachelor’s degree in Business Administration from Fong Chia University in Taiwan in 1979 and a Master of Business Administration degree from Saginaw Valley State University in 1993.

     Tze-Kaing Yang has been a Director of our company since 2003. Mr. Yang has also been a president of CDIB Equity Inc. since January 2002. He received a Ph.D. degree in Business Administration from National Chengchi University in 1987.

     Ko-Yung (Eric) Yu has been a Supervisor of our company since 1996. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President and the Chief Financial Officer of BenQ Corporation since January 2002. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master of Business Administration degree from the Strathclyde Graduate Business School in United Kingdom in 1995.

     Chun Kuan was appointed by United Microelectronics Corporation as our Supervisor, which was effective on May 30, 2003. Mr. Kuan has served as the director of Accounting Division of United Microelectronics Corporation since 2001. He received a Master of Business Administration degree from the Southern New Hampshire University in 1992.

Executive Officers

The following table sets forth information regarding all of our executive officers as of March 31, 2003.

Name	Age	Position	Years with Us

Kuen-Yao (K.Y.) Lee	51	Chairman and Chief Executive Officer	7
Hsuan Bin (H.B.) Chen	52	President and Chief Operating Officer	6
Po-Yen Lu	52	Executive Vice President	6
Hui Hsiung	49	Executive Vice President	7
Max Weishun Cheng	40	Chief Financial Officer; Chief Accounting Officer; and	5
		Controller

     Kuen-Yao (K.Y.) Lee. See “– Directors and Supervisors.”

     Hsuan Bin (H.B.) Chen. See “– Directors and Supervisors.”

     Po-Yen Lu. See “– Directors and Supervisors.”

     Hui Hsiung. See “– Directors and Supervisors.”

     Max Weishun Cheng has been our Chief Financial Officer, Chief Accounting Officer and Controller since 1998. He graduated from Fu Jen Catholic University in Taiwan with a Bachelor’s degree in Business Administration in 1985 and Northern Illinois University with a Master’s degree in Accounting in 1990. Before he joined our company in 1998, Mr. Cheng served as the Controller of Acer Technologies Sdn. Bhd. from 1995 to 1998.

Audit Committee

     The audit committee has responsibility for, among other things, monitoring the integrity of our financial reporting process and internal controls, monitoring the independence of our independent auditors and our officers performing internal audit functions and providing an avenue of communication between the auditors, management, the officers performing internal audit functions and the board of directors. The audit committee comprises two of our Directors and two of our Supervisors. The audit committee must meet at least once annually and more frequently as circumstances dictate. The audit committee must meet at least once annually with management officers performing internal audit functions, independent auditors and as a committee to discuss any matters that the audit committee or each of these groups believes should be discussed.

COMPENSATION

     According to our articles of incorporation, we may distribute 1% of distributable earnings in cash to our directors and supervisors as compensation after the distribution of 5% to 10% of our distributable earnings to employees as bonuses. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. We pay our executive officers monthly salaries, in addition to employee bonuses. See “Item 10. Additional Information — Articles of Incorporation — Dividends and Distributions.” We did not pay compensation to our directors and supervisors for their services rendered in 2001 due to our net loss in that year. The aggregate compensation paid in 2002 to our executive officers for their services was approximately NT$11.7 million (US$0.3 million).

Pension Plan

     We have a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Our accrued pension cost as of December 31, 2002 was NT$62.0 million (US$1.8 million). See note 16 of notes to consolidated financial statements.

EMPLOYEES

Employees

     The following table provides a breakdown of our employees by function as of December 31, 2000, 2001 and 2002.

	As of December 31,

Function	2000	2001	2002

Production	3,461	5,042	7,181
Technical(1)	1,497	1,411	1,967
Sales and Marketing	64	81	108
Management and Administration	288	605	863

Total	5,310	7,139	10,119

(1) Includes research and development personnel.

     The following table provides a breakdown of our employees by geographic location as of December 31, 2000, 2001 and 2002.

	As of December 31,

Location	2000	2001	2002

Taiwan(1)	5,310	7,087	7,635
Suzhou, Jiangsu Province, the People’s Republic of China(2)	-	44	2,474
Others	-	8	10

Total	5,310	7,139	10,119

(1)	Employed by AU Optronics Corp.
(2)	Employed by AU Optronics (Suzhou) Corp.

     Employee salaries are reviewed and adjusted annually, while performance appraisals are conducted semi-annually. Salaries are adjusted based on inflation and individual performance. As an incentive, discretionary cash bonuses may be paid based on the performance of individuals. In addition, Republic of China law generally requires that our employees in Taiwan be given preemptive rights to subscribe for between 10% and 15% of any of our rights issues or share offerings.

     Our employees in Taiwan participate in our profit distribution under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our allocable surplus income. The amount allocated in shares was paid by valuing the shares at their par value, or NT$10.00 per share, and was paid to our employees in Taiwan based on individual performance and job seniority. We did not allocate any such amount for employees in Taiwan in 2002 for work performed in 2001 due to our net loss in 2001.

     The Hsinchu Science-Based Park Administration offers a variety of employee-related services, including medical examinations, health insurance, career planning advice and other services for our employees in Taiwan. In addition to the services provided by the Hsinchu Science-Based Park Administration, we have established a welfare committee, a pension fund committee, and other employee committees and a variety of employee benefit programs.

     We do not have an employee option plan as of December 31, 2002. We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

SHARE OWNERSHIP

     None of our Directors, Supervisors or executive officers owned more than 1% of our shares as of March 31, 2003.

     The table below sets forth the share ownership, as of March 31, 2003, of the legal entities represented by our directors and supervisors.

Name	Number of Shares Owned	Percentage of Shares Owned(2)

BenQ Corporation	596,254,368	14.8
United Microelectronics Corporation(1)	455,276,250	11.3%
CDIB Equity Inc.	1,041,280	0.03%

(1)	In early May 2002, United Microelectronics Corporation completed an offering of exchangeable bonds outside of the United States. Such bonds are exchangeable after June 19, 2002 at the option of the holders of the bonds for our shares held by United Microelectronics Corporation. Assuming that all of the exchangeable bonds of United Microelectronics Corporation are exchanged by the holders of the bonds for our shares held by United Microelectronics Corporation as of March 31, 2002, the number of shares owned and the percentage of shares owned would have been 335,589,277 and 8.34%, respectively.
(2)	See column entitled Percentage of Shares Beneficially Owned (Fully Diluted) in the “Major Shareholders” section for information regarding the percentage of shares owned assuming the conversion of our outstanding convertible bonds.

Item 7. Major Shareholders.

MAJOR SHAREHOLDERS

     As of March 31, 2003, BenQ Corporation owned a 14.8% equity interest in our company, and four of our Directors and one of our Supervisors are representatives of BenQ Corporation. Since BenQ Corporation is currently the largest customer for our products, its substantial interest in our company may lead to conflicts of interest in our sales decisions or allocations. In addition, because four of our Directors are representatives of BenQ Corporation, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is the Chairman, President and Chief Executive Officer of BenQ Corporation, conflicts of interest between their duties to BenQ Corporation and our company may arise.

     In addition, as of March 31, 2003, United Microelectronics Corporation owned a 11.3% equity interest in our company, and three of our Directors and one of our Supervisors are representatives of United Microelectronics Corporation. Since United Microelectronics Corporation also owns a 25.8% equity interest in Novatek Corporation, which is one of our suppliers of driver integrated circuit components, United Microelectronics Corporation’s substantial interest in our company may lead to conflicts of interest in our purchasing decisions or allocations. In addition, because three of our Directors are representatives of United Microelectronics Corporation, conflicts of interest between their duties to United Microelectronics Corporation and us may arise.

     There have been no changes in our major shareholders or significant changes in the amount of shares each major shareholder holds since March 31, 2003.

     The following table sets forth information known to us with respect to the beneficial ownership of our shares as of March 31, 2003, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors, supervisors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)(1)

BenQ Corporation(2)(3) 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, Republic of China	596,254,368		14.8%	14.5%

United Microelectronics Corporation(4) No. 3 Lee-Hsing Road II, Science-Based Industrial Park, Hsinchu City, Taiwan, Republic of China	455,276,250	(5)	11.3%	11.1%

Representatives of directors and supervisors, and executive officers as a group
	14,161,307		0.4%	0.3%

(1)	Include 77,626,582 shares eligible for conversion upon the exercise of conversion rights by the bondholders of our outstanding convertible bonds.
(2)	Formerly Acer Communications and Multimedia Inc.
(3	As of March 31, 2003, BenQ Corporation was 20.5% owned by Acer Inc. As of March 31, 2003, Acer Inc. owned 24,562,079 shares, which represented 0.6% of our shares.
(4)	In early May 2002, United Microelectronics Corporation completed an offering of exchangeable bonds outside of the United States. Such bonds are exchangeable after June 19, 2002 at the option of the holders of the bonds for our shares held by United Microelectronics Corporation. Assuming that all of the exchangeable bonds of United Microelectronics Corporation are exchanged by the holders of the bonds for our shares held by United Microelectronics Corporation as of March 31, 2003, the number of shares beneficially owned, percentage of shares beneficially owned and percentage of shares beneficially owned (fully diluted) would have been 315,506,723, 7.8% and 7.7%, respectively.

     None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government, or any other natural or legal person, severally or jointly.

     We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

     As of March 31, 2003, approximately 4,025.8 million of our shares were outstanding. We believe that, of such shares, approximately 82.7 million were held by approximately 1,559 holders in the United States.

RELATED PARTY TRANSACTIONS

BenQ Corporation and Related Companies

BenQ Corporation

     BenQ Corporation is one of our major shareholders, owning a 14.8% equity interest in our company as of March 31, 2003. In addition, four of our eight Directors and one of our two Supervisors are legal representatives of BenQ Corporation.

     We sell desktop monitor display panels to BenQ Corporation. We generated net sales to BenQ Corporation in the amount of NT$884.1 million in 2000, NT$6,696.4 million in 2001 and NT$5,823.4 million (US$167.8 million) in 2002, and our receivables from these sales were NT$197.6 million as of December 31, 2000 and NT$1,983.1 million as of December 31, 2001.

     We also purchase printed circuit boards from BenQ Corporation. Our purchases from BenQ Corporation amounted to NT$111.6 million in 2000 and NT$1,106.1 million in 2001 and NT$1,177.0 million (US$33.92 million) in 2002. We acquired TFT-LCD monitors, projectors and mobile phones from BenQ Corporation for use in our business. We paid BenQ Corporation NT$24.5 million in 2000 and NT$7.2 million in 2001 in connection with these purchases.

BenQ I.T. Co., Ltd. (“BQS”)

     BQS, an affiliate of our company, was 100% owned by BenQ Corporation as of December 31, 2002. We sell notebook computer display panels to BQS. We generated net sales to BQS in the amount of NT$9,922.9 million (US$286.0 million) in 2002, and our receivables from these sales was NT$3,083.7 million (US$87.6 million) as of December 31, 2002.

BenQ Mexicana S.A. De C.V. (“BQX”)

     BQX, an affiliate of our company, was 84.5% owned by BenQ Corporation as of December 31, 2002. We sell notebook computer display panels to BQX. We generated net sales to BQX in the amount of NT$721.6 million (US$20.8 million) in 2002, and our receivables from these sales was NT$157.9 million (US$4.6 million) as of December 31, 2002.

Acer Inc.

     Acer Inc. is our affiliate, owning a 20.5% equity interest in BenQ Corporation as of December 31, 2002. We sell notebook computer display panels to Acer Inc. We generated net sales to Acer Inc. in the amount of NT$3,714.9 million in 2000, NT$1,480.0 million in 2001 and NT$853.7 million (US$24.6 million) in 2002. Our receivables from these sales were NT$174.7 million at December 31, 2000, NT$7.4 million as of December 31, 2001 and NT$219.0 million (US$6.3 million) as of December 31, 2002.

     Acer Inc. also provided us with market promotion services in 2000 for a fee of NT$51.9 million, which was paid by us in 2001.

Wistron Corp.

     Wistron Corp., an affiliate of our company, was 37.8% owned by Acer Inc. as of December 31, 2002. We sell notebook computer display panels to Wistron. We generated net sales to Wistron in the amount of NT$1,017.7 million (US$29.3 million) in 2002.

Aopen Inc.

     Aopen Inc., an affiliate of our company, was 34.8% owned by Wistron Corp. as of December 31, 2002. We sell notebook computer display panels to Aopen. We generated net sales to Aopen in the amount of NT$301.6 million (US$8.7 million) in 2002.

Wistron Infocomm (Philippines) Corp.

     Wistron Infocomm (Philippines) Corp., an affiliate of our company, was 100.0% owned by Wistron Corp. as of December 31, 2002. We sell notebook computer display panels to Wistron. We generated net sales to Wistron Infocomm (Philippines) Corp. in the amount of NT$89.8 million in 2000, NT$1,399.8 million in 2001 and NT$2,104.3 million (US$60.6 million) in 2002, and our receivables from these sales were NT$84.9 million, NT$332.9 million and NT$35.6 million (US$1.0 million) as of December 31, 2000, 2001 and 2002, respectively.

Acer Sertek Inc.

     Acer Sertek Inc., an affiliate of our company, was 28.9% owned by Acer Inc. before the merger with Acer Inc. in March 2002. We acquired personal computers and accessories for office use from Acer Sertek Inc. In connection with these purchases, we paid Acer Sertek NT$57.1 million in 2000 and NT$32.1 million in 2001.

Min Tour Inc.

     Min Tour, Inc., an affiliate of our company, was 100.0% owned by Acer Inc. as of December 31, 2002. In 2000, we entered into lease agreements with Min Tour for land, building, dormitory and equipment. We paid Min Tour related rent and administration fees in the amount of NT$54.5 million in 2000, NT$62.7 million in 2001 and NT$67.2 million (US$1.9 million) in 2002. As security for our obligations under these agreements, we made refundable deposits, the outstanding balance of which amounted to NT$840.0 million as of December 31, 2000, NT$867.0 million as of December 31, 2001 and NT$867.0 million (US$25.0 million) in 2002.

United Microelectronics Corporation and Related Companies

United Microelectronics Corporation

     United Microelectronics is one of our major shareholders, owning an 11.3% equity interest in our company as of March 31, 2003. In addition, three of our eight Directors and one of our two Supervisors are legal representatives of United Microelectronics.

     We also purchased processed wafers from United Microelectronics. Our purchases from United Microelectronics amounted to NT$40.8 million in 2000.

     We acquired plant and equipment in 2001 from United Microelectronics. In connection with these purchases, we paid United Microelectronics NT$0.3 million in 2001. Beginning in 1990, Unipac entered into lease agreements with United Microelectronics for land, building, dormitory and equipment. We paid United Microelectronics related rent in the amount of NT$65.9 million in 2000, NT$65.2 million in 2001 and NT$41.4 million (US$1.2 million) in 2002. As security for our obligations under these agreements, we made refundable deposits of NT$0.2 million in 2000 and NT$0.2 million in 2001.

Novatek Microelectronics Corp.

     Novatek Microelectronics Corp., an affiliate of our company, was 25.8% owned by United Microelectronics as of December 31, 2002. We purchase driver integrated circuits from Novatek Microelectronics. Our purchases from Novatek Microelectronics amounted to NT$498.3 million in 2000, NT$734.3 million in 2001 and NT$2,370.3 million (US$68.3 million) in 2002.

Faraday Technology Corp.

     Faraday Technology Corp., an affiliate of our company, was 19.7% owned by United Microelectronics as of December 31, 2002. We purchase application specific integrated circuits from Faraday Technology. Our purchases from Faraday Technology amounted to NT$128.8 million in 2000, NT$100.7 million in 2001 and NT$144.7 million (US$4.2 million) in 2002.

Applied Component Technology Corp.

     Applied Component Technology Corp., an affiliate of our company, was 23.7% owned by United Microelectronics Corporation as of December 31, 2002. We sell TFT-LCD panels to Applied Component Technology. We generated net sales to Applied Component Technology in the amount of NT$114.8 million in 2001 and NT$747.6 million (US$21.5 million) in 2002. Our receivables from sales to Applied Component Technology were NT$2.7 million as of December 31, 2000, NT$89.7 million at December 31, 2001 and NT$65.3 million (US$1.9 million) at December 31, 2002.

Unimicron Technology Corp.

     Unimicron Technology Corp. (formerly known as World Wiser Electronics Inc.), an affiliate of our company, was 23.8% owned by United Microelectronics Corporation as of December 31, 2002. We purchase printed circuit boards from Unimicron Technology Corp. Our purchases from Unimicron Technology amounted to NT$2.8 million in 2000 and NT$76.3 million in 2001.

Chiao Tung Bank Co., Ltd.

     As of December 31, 2002, Chiao Tung Bank owned a 1.5% equity interest in our company. Our loans from Chiao Tung Bank are summarized as follows:

Year	Maximum Balance	Interest Rate	Ending Balance	Interest Expenses	Interest Payable

(in NT$millions, except interest rate)
2002	—	—	—	—	—
2001	$331.8	Floating rate	—	4.9	—
2000	$412.4	Floating rate	331.8	10.7	0.2

     From time to time, we also enter into short-term credit facilities with Chiao Tung Bank. As of December 31, 2002, we had no outstanding short-term borrowings owed to Chiao Tung Bank.

Item 8. Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under “Item 17. Financial Statements”.

LEGAL PROCEEDINGS

     In November 2000, Sharp Corporation notified Unipac, along with several other Taiwan TFT-LCD manufacturers, of Sharp’s claim that certain of its patents had been infringed. Sharp claimed in its formal notice to Unipac that five of Sharp’s patents had been infringed by Unipac’s production of four TFT-LCD models. Subsequently, Sharp made a criminal complaint against certain officers of Unipac with the Public Prosecutor’s Office in the Hsinchu District Court, naming Mr. Ing-Dar Liu, who was the Chairman of Unipac and former Vice Chairman of our company, as a defendant. On January 23, 2003, the Public Prosecutor discharged the criminal complaint against Mr. Liu due to a change under the ROC Patent Law pursuant to which patent infringement is no longer a criminal offense. As of the date of this annual report, neither Sharp nor any third party has brought any civil or criminal action against either Unipac, Acer Display or our company in connection with the alleged patent infringement described above. We do not believe that any of the five patents that are the subject of Sharp’s complaint is material to our current operations.

     We are currently involved in a patent infringement dispute with Semiconductor Energy Laboratory Co., Ltd. In June 2002, Semiconductor Energy filed a complaint in the Northern District of California alleging that we had infringed its patents in our production of TFT-LCD panels, seeking unspecified monetary damages, including punitive damages, and an injunction against the further production or sale of our TFT-LCD products. We intend to defend the case vigorously. The litigation is currently in the late stages of discovery.

DIVIDENDS AND DIVIDEND POLICY

     The following table sets forth as a percentage the stock dividends per share paid during 2001 on the shares outstanding on the relevant record date for each of Acer Display and Unipac. Other than in 2001, neither company had previously paid any stock dividends. In addition, neither company had previously paid any cash dividends.

Dividend Paid in 2001	Stock Dividend Per Share(1)	Dividend Payment Date	Total Number of Shares Issued as Stock Dividend(2)	Aggregate Stock Dividend Amount		Outstanding Shares as of August 31, 2001(4)

				NT$(3)	US$
			(in thousands)	(in thousands)
Acer Display Technology, Inc.	1.60	September 3, 2001	208,300	2,083,000	59,514	1,458,300,000

Unipac Optoelectronics Corporation	1.42	July 9, 2001	227,120	2,271,200	64,891	1,757,120,000

(1)	Stock dividend is declared in NT dollar amount per share. A shareholder receives as a stock dividend the number of shares equal to the NT dollar amount per share of the dividend declared, multiplied by the number of shares owned by the shareholder, and divided by the par value of NT$10.00 per share. Fractional shares are not issued, but are paid in cash.
(2)	Total number of shares issued as stock dividend includes shares issued from retained earnings and from capital reserves.
(3)	The NT dollar amount of stock dividends paid is calculated based upon the par value of NT$10.00 per share.
(4)	The merger of Acer Display and Unipac was completed on September 1, 2001.

     No cash or stock dividends were distributed for the year 2001 due to our net loss in that year. Our Board of Directors recommended cash dividends of NT$0.5 and stock dividends of NT$0.5 per share for the year 2002 at a meeting held on March 6, 2003, which was approved by our shareholders at a shareholders’ meeting held on May 29, 2003.

     Our articles of incorporation provide that the cash portion of any dividend shall generally not be less than 10% of the annual dividend. However, the ratio for cash dividend may be adjusted in accordance with actual earnings and operation conditions. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

     We are generally not permitted under the Republic of China Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that we shall allocate 10% of our earnings as a legal reserve in a fiscal year after:

  payment of all income taxes; and

  deduction of any past losses.

     When we make an earnings distribution, it is made in the following manner:

  5% to 10% of the remainder is distributable as bonus for employees;

  no more than 1% of the remainder as remuneration of directors and supervisors; and

  all or a portion of the balance as dividend and bonus to our shareholders.

     In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the Republic of China Company Law to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital. See “Item 10. Additional Information — Articles of Incorporation — Dividends and Distributions.”

     The holders of ADSs will be entitled to receive dividends to the same extent as the holders of our shares, subject to the terms of the deposit agreement.

     Any cash dividends will be paid to the depositary in New Taiwan dollars and, after deduction of any applicable Republic of China taxes and fees and expenses of the depositary and custodian, except as otherwise provided in the deposit agreement, will be converted by the depositary into U.S. dollars and paid to the holders of ADSs. Whenever the depositary receives any free distribution of shares, including stock dividends, on any ADSs that the holders of ADSs hold, the depositary may, and will if we so instruct, deliver to the holders of ADSs additional ADSs which represent the number of shares received in the free distribution, after deduction of applicable taxes and the fees and expenses of the depositary and the custodian. If additional ADSs are not so delivered, each ADS that the holders of ADSs hold shall represent its proportionate interest in the additional shares distributed.

     For information relating to Taiwan’s withholding taxes payable on dividends, see “Item 10. Additional Information — Taxation — Republic of China Tax Considerations — Dividends.”

SIGNIFICANT CHANGES

     Other than those changes disclosed in “Legal Proceedings” above, we have not experienced any significant changes since the date of the annual financial statements.

Item 9. Listing Details.

MARKET PRICE INFORMATION AND MARKETS

     Our shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the number “2409.” The ADSs have been listed on the New York Stock Exchange under the symbol “AUO” since May 23, 2002. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the shares and the high and low closing prices and the average daily volume of trading activity on the New York Exchange for the shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing Price per Share			Closing Price per ADS

	High	Low	Average Daily Trading V olume	High	Low	Average Daily Trading V olume

	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2000:
Third Quarter (from September 8)	70.50	46.30	48,866
Fourth Quarter	47.50	19.50	16,447
2001:
First Quarter	37.00	20.70	11,096
Second Quarter	40.90	30.40	21,164
Third Quarter	31.90	13.90	16,876
Fourth Quarter	37.40	11.95	80,908
2002:
First Quarter	61.50	34.80	80,237
Second Quarter	56.50	31.50	69,206	12.95	8.31	1,658
Third Quarter	37.00	18.80	86,799	10.45	5.49	681
Fourth Quarter	26.30	16.00	117,238	7.63	4.51	327
October	21.90	16.00	123,733	6.70	4.51	567
November	26.30	22.60	150,825	7.63	6.70	276
December	25.30	19.00	78,684	7.14	5.52	111
2003:
First Quarter	25.10	19.20	63,737	7.38	5.60	140
January	25.10	21.20	79,741	7.38	6.25	132
February	24.50	22.00	70,750	7.05	6.38	156
March	23.30	19.20	43,913	6.61	5.60	134
Second Quarter (through June 26)	25.70	17.70	69,253	7.43	5.05	181
April	21.30	17.70	43,192	6.1	5.2	55
May	21.80	17.70	50,610	6.65	5.05	156
June (through June 26)	25.70	23.00	122,855	7.43	6.60	347

(1) Trading in ADSs commenced on May 23, 2002 on the New York Stock Exchange. Each ADS represents the right to receive 10 common shares.

Item 10. Additional Information.

ARTICLES OF INCORPORATION

     The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by Taiwan law and our Articles of Incorporation.

Objects and Purpose

     The scope or our business as set forth in Article 2 of our Articles of Incorporation, includes the research, development, production, manufacturing and sale of the following products: plasma display and related systems, liquid crystal display and related systems, OLED and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active-matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, original design manufacturing and original equipment manufacturing business for flat panel display modules and the simultaneous operation of a trade business relating to our business.

Directors

     Our articles of incorporation provide that our board of directors is elected by our shareholders, and is responsible for the management of our business. Currently, our board of directors is composed of eight Directors, while our articles of incorporation provide that we may have from seven to nine directors. The Chairman of our board is elected by our Directors. The Chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our Directors is three years. In addition, under our articles of incorporation, our shareholders shall elect three Supervisors. The duties of the Supervisors include, among other things, investigating our condition, reviewing internal audit reports, inspecting our corporate records, calling our shareholders’ meetings, representing us in negotiations with our Directors and notifying, when appropriate, our board of directors to cease acting in contravention of applicable law or regulation or in contravention of our articles of incorporation. The term of office for our Supervisors is three years. Our Supervisors cannot concurrently serve as our Directors or officers. The election of our Directors and Supervisors by our shareholders may be conducted by means of cumulative voting or other voting mechanics, if any, adopted in our articles of incorporation. Pursuant to the Republic of China Company Law, the election of our Directors and Supervisors is currently conducted by means of cumulative voting, as our articles of incorporation do not adopt another voting mechanism. The next election for all of the Directors and Supervisors is expected to be held in late 2004. Pursuant to the Republic of China Company Law, a person may serve as a director or supervisor in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a Director or Supervisor, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our Director or Supervisor on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director or supervisor may be removed or replaced at any time at the discretion of such legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Currently, all of our Directors and Supervisors are representatives of other legal entities, as shown in “Item 6. — Directors, Senior Management and Employees — Directors and Senior Management — Directors and Supervisors”.

Shares

     As of May 29, 2003, our authorized share capital was NT$58 billion, divided into 5.8 billion shares, of which 100 million shares are reserved for the purposes of issuance of employee stock option, and 4,025,865,331 shares were issued and outstanding. In November 2001, we issued NT$10,000 million principal amount of convertible bonds, which became eligible in February 2002 for conversion into approximately 632,911,392 shares. As of March 31, 2003, bondholders of our convertible bonds had exercised conversion rights to receive 555,283,724 of our shares, including our shares and entitlement certificates.

     All shares presently issued are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital. The shares underlying your ADSs, when issued, will be fully paid, in registered form and will not be obligated by any capital calls.

New Shares and Preemptive Rights

     Except for new shares issued for conversion of convertible bonds or new shares issued upon exercise of employee stock option, new shares may only be issued with the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under Republic of China law to amend our articles of incorporation and obtain approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the Securities and Futures Commission and the Hsinchu Science-Based Industrial Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

     Under current Republic of China law, whenever we issue shares for cash, we will deliver one or more certificates of payment evidencing the aggregate number of shares to the subscriber. Each certificate of payment will represent the irrevocable right to receive the relevant number of shares after all required Republic of China share issuance procedures have been complied with. We are required under Republic of China law to file an amendment to our corporate registration within 15 days after we receive the proceeds of an offering. Under the Republic of China Securities and Exchange Law and applicable regulations, we are required to deliver physical share certificates to the relevant subscribers within 30 days after receiving approval from the applicable Republic of China governmental authorities of our amendment to our corporate registration. It will take approximately 45 days after this offering for us to issue physical share certificates to the ADS custodian in exchange for any certificate of payment held in our ADS facility.

Shareholders and Record Date

     We only recognize persons registered in our register as our shareholders. The Republic of China Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our shares by giving advance public notice. Under the Republic of China Company Law, our register of shareholders should be closed for a period of sixty days before each ordinary meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days immediately before each record date.

Transfer of Shares

     Under the Republic of China Company Law, shares are transferred by endorsement and delivery of the related share certificates. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Our shareholders are required to file their specimen seals with our share registrar, SinoPac Securities Corporation. The settlement of trading of our shares on the Taiwan Stock Exchange will be carried out on the book-entry system maintained by Taiwan Securities Central Depository Co., Ltd.

Shareholders’ Meetings

     We are required to hold an annual ordinary shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Our Directors may convene an extraordinary meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any of our Supervisors may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under Republic of China law, including:

  any amendment to our articles of incorporation;

  our dissolution or consolidation;

  transfers of a substantial part of our business or properties;

  mergers and acquisitions which would have a significant impact on our operations; or

  the distribution of any stock dividend.

     However, in the case of a public company such as our company, the special resolution may be adopted by holders of at least two-thirds of the shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding shares are present.

Voting Rights

     Except for treasury shares, our articles of incorporation provide that a holder of our shares has one vote for each share held at shareholders’ meetings; provided that the votes of a holder of more than 3% of our total outstanding and issued shares are required to be diluted by a factor of 1% with respect to the portion of shares held in excess of 3%, which we refer to as the dilution provision. The dilution provision was, prior to November 14, 2001, required by the Republic of China Company Law to be included in our articles of incorporation. However, the Republic of China Company Law was amended, effective from November 14, 2001, to eliminate the requirement for the dilution provision. Our shareholders approved such an amendment to our articles of incorporation at our shareholders’ meeting held on May 21, 2002. There is cumulative voting for the election of Directors and Supervisors. In all other matters, shareholders must cast all their votes in the same direction on any resolution.

     Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our shares that are exercised by our shareholders’ proxy are subject to Republic of China proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

      You will not be able to exercise voting rights on the shares underlying your ADSs on an individual basis.

Dividends and Distributions

     We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve 10% of our net income for that fiscal year until our legal reserve equals our paid-in capital.

     At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash or in shares. Our Articles of Incorporation provide that the cash portion of any dividend shall generally not be less than 10% of the annual dividend. However, the ratio for cash dividend may be adjusted in accordance with actual earnings and operation conditions. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

     Our articles of incorporation provide that we shall allocate 10% of our earnings as a legal reserve in a fiscal year after:

  payment of all income taxes; and

  deduction of any past losses.

When we make an earnings distribution, it is made in the following manner:

  5% to 10% of the remainder is distributable as bonus for employees;

  no more than 1% of the remainder as remuneration of directors and supervisors; and

  all or a portion of the balance as dividend and bonus to our shareholders.

     In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the Republic of China Company Law to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

     For information on the dividends paid by us in recent years, see “Item 8. Financial Information — Dividends and Dividend Policy.” For information as to Taiwan taxes on dividends and distributions, see “— Taxation — Republic of China Tax Considerations — Dividends.”

Acquisition of Shares by Our Company

     Pursuant to an amendment to the Securities and Exchange Law which took effect on July 21, 2000, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the Securities and Futures Commission, for the following purposes:

  to transfer shares to our employees;

  to convert bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by our company into shares; and

  if necessary, to maintain our credit and our shareholders’ equity; provided that the shares so purchased shall be cancelled thereafter.

     We are not allowed to purchase more than 10% of our aggregate issued and outstanding shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

     We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, Directors, Supervisors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

     According to the Republic of China Company Law, as amended and effective from November 14, 2001, an entity, referred to as a controlled entity, in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity. This restriction does not, however, affect any of our shares acquired by a controlled entity or a third entity prior to November 14, 2001.

     On October 14, 2002, our board of directors approved a buyback program for market repurchases of up to 10 million shares during the period between October 15, 2002 and December 14, 2002 at the target purchase price of between NT$15 and NT$20 per share, with a view to awarding the shares to our employees in the future as stock bonuses. We did not make any repurchases under this buyback program. On December 16, 2002, our board of directors approved another buyback program for market repurchases of up to 20 million shares during the period between December 17, 2002 and February 16, 2003 at the target price of between NT$17.5 and NT$23.5 per share for the same purpose. We repurchased an aggregate of 12 million shares at an average purchase price of NT$20.9 per share, or an aggregate purchase price of NT$250.8 million, under this buyback program.

Liquidation Rights

     In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the Republic of China Company Law.

Rights to Bring Shareholder Suits

Under the Republic of China Company Law, a shareholder may bring suit against us in the following events:

  Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation.

  If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our Directors and Supervisors under the following circumstances:

  Shareholders who have continuously held 3% or more of the total number of issued and outstanding shares for a period of one year or longer may request in writing that a supervisor institute an action against a director on our behalf. In case the supervisor fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon application of the defendant, order such shareholders to furnish appropriate security.

  In the event that any Director, Supervisor, officer or shareholder holds more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees sells shares within six months after the acquisition of such shares, or repurchases the shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our supervisors fail to make a claim for recovery, any shareholder may request that our board of directors or our s upervisors exercise the right of claim within 30 days. After such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and supervisors will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

     For a period of at least ten days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share register in Taipei, for inspection by our shareholders.

Transfer Restrictions

     Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding shares, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by Republic of China law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the Securities and Futures Commission at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000.

Other Rights of Shareholders

     Under the Republic of China Company Law, dissenting shareholde rs are entitled to appraisal rights in the event of a spin-off or a merger and various other major corporate actions. Dissenting shareholders may request us to redeem their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by a court order. Dissenting shareholders may exercise their appraisal rights by notifying us before the related shareholders’ meeting or by raising and registering their dissent at the shareholders’ meeting.

      One or more shareholders who have held more than 3% of the issued and outstanding shares for over a year may require a supervisor to bring a derivative action against a director for the director’s liability to our company resulting from the director’s unlawful actions or failure to act.

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381 6288. The transfer agent and registrar for our ADS is Citibank, N.A., 111, Wall Street, 20th Floor, New York, New York 10005, USA; telephone number: 1-877-248-4237.

MATERIAL CONTRACTS

     Merger Agreement between Acer Display and Unipac Optoelectronics Corporation. We were incorporated as Acer Display Technology, Inc. in 1996. On April 9, 2001, Acer Display Technology, Inc. and Unipac Optoelectronics Corporation entered into a merger agreement, under which the parties thereto agreed that Unipac Optoelectronics Corporation will merge into Acer Display through a share exchange, and Acer Display will change its name to AU Optronics. Under this agreement, 0.8607 shares of AU Optronics Corp. shares was issued in exchange for each share of Unipac 1,757,120,000 common shares outstanding.

     License from FDTC for Amorphous Silicon TFT-LCDs. We entered into a license agreement with FDTC effective as of March 31, 2003, which provides for the nontransferable and nonexclusive license and technical support to manufacture all of our TFT-LCD panels at all our facilities. The agreement provides for an initial license fee and fixed royalty payments to be paid for each of the first four consecutive 12 months following the effective date of this agreement. Each party agrees to review and discuss in good faith terms and conditions of this agreement after the fourth anniversary of this agreement.

EXCHANGE CONTROLS

     We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special Republic of China laws, rules and regulations, which are not discussed in this section.

     Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million and US$5 million, each calendar year. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of China.

     In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to Taiwan authorities. This limit applies only to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies.

TAXATION

Republic of China Tax Considerations

     The following summarizes the principal Taiwan tax consequences of owning and disposing of ADSs and shares if you are not a resident of Taiwan. You will be considered a non-resident of Taiwan for the purposes of this section if:

  you are an individual and you are not physically present in Taiwan for 183 days or more during any calendar year; or

  you are an entity and you are organized under the laws of a jurisdiction other than Taiwan and have no fixed place of business or other permanent establishment in Taiwan.

     You should consult your own tax advisors concerning the tax consequences of owning ADSs or shares in Taiwan and any other relevant taxing jurisdiction to which you are subject.

Dividends

     Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not a Taiwan resident in respect of shares represented by ADSs or shares are subject to Taiwan withholding tax. The current rate of withholding for non-residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed in the case of stock dividends. As discussed below in “— Tax Reform,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset a non-resident’s withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserves.

Capital Gains

     Gains realized on Taiwan securities transactions in Taiwan are exempt from Taiwan income tax. In addition, transfers of ADSs by non-resident holders are not regarded as sales of Taiwan securities and, as a result, any gains on such transactions are currently not subject to Taiwan income tax.

Securities Transaction Tax

     The Taiwan government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

     Republic of China estate tax is payable on any property within the Republic of China of a deceased who is an individual, and Republic of China gift tax is payable on any property within the Republic of China donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under Republic of China estate and gift tax laws, shares issued by Republic of China companies are deemed located in the Republic of China regardless of the location of the holder. There is no tax ruling as to whether or not ADSs will be deemed assets located in the Republic of China for the purpose o f Republic of China gift and estate taxes.

Preemptive Rights

     Distributions of statutory preemptive rights for shares in compliance with the Republic of China Company Law are not subject to Taiwan tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident are exempted from income tax, but may be subject to Taiwan securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

  25% of the gains realized for non-Taiwan entities; and

  35% of the gains realized for non-Taiwan individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Tax Reform

     The Republic of China Income Tax Laws were amended in 1997 to integrate the corporate income tax and the shareholder dividend tax with the goal of eliminating the double taxation effect.

     Under such amendment, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or shares.

Tax Treaty

     Taiwan does not have an income tax treaty with the United States. Taiwan has double tax treaties with Indonesia, Singapore, South Africa, Australia, Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia and United Kingdom, which may limit the rate of Taiwan withholding tax on dividends paid with respect to shares. It is unclear whether if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

     The following is a discussion of the material United States federal income tax consequences of the ownership and disposition of our shares or ADSs. The discussion set forth below applies to beneficial owners of our shares or ADSs that purchase such shares or ADSs that hold the shares or ADSs as capital assets under the United States Internal Revenue Code and that are United States persons that do not have a fixed place of business or other permanent establishment in Taiwan and are not physically present in Taiwan for 183 days or more within a calendar year. You are a United States person if for United States federal income tax purposes you are:

  an individual who is a citizen or resident of the United States;

  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary is based on current law, which is subject to change, perhaps retroactively. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  a dealer in securities or currencies;

  a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

  a financial institution or an insurance company;

  a tax-exempt organization;

  a regulated investment company;

  a real estate investment trust;

  a partnership or other entity treated as a partnership for United States federal income tax purposes;

  a person liable for alternative minimum tax;

  a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

  a person owning, or treated as owning, 10% or more of our voting stock; or

  a United States person whose “functional currency” is not the United States dollar.

     If a partnership holds our shares or ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you are urged to consult your tax advisor.

     You are urged to consult your tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

     For United States federal income tax purposes, a United States person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS, and a United States person who is the beneficial owner of a certificate of payment ADS will be treated as the owner of the certificate of payment underlying its certificate of payment ADS. However, the United States Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Taiwan taxes described below could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares actually or constructively by United States persons for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

     Distributions of shares you receive on your shares or ADSs, including amounts withheld in respect of Taiwan withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits (as calculated according to United States federal income tax principles). Dividend income will be includible in your gross income as ordinary income on the day you receive it, which in the case of an ADS will be the date received by the depositary. In determining the amounts withheld in respect of Taiwanese taxes, any reduction of the amount withheld on account of a Taiwanese credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your United States federal income tax. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

     The amount of any dividend paid in NT dollars will equal the United States dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are converted into United States dollars. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

     Subject to limitations under the Internal Revenue Code, you may be entitled to a credit against your United States federal income taxes for the net amount of any Taiwan taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will be considered “passive income” or, for certain holders, “financial services income.” The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

     Under recently enacted legislation, dividends received by noncorporate holders of our Shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

     It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to United States federal income tax. Such distribution will not give rise to U.S. federal income tax against which the Taiwan withholding tax imposed on these distributions may be credited. Any Taiwan tax of this nature will only be creditable against your United States federal income tax liability with respect to income in the “general limitation income” class and not “passive income” or “financial services income”, subject to applicable limitations and restrictions.

Taxation of Capital Gains

     When you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized for the shares or ADSs and your adjusted tax basis in the shares or ADSs, determined in United States dollars. For foreign tax credit limitation purposes, such gain or loss will, subject to exceptions, be treated as United States source. If you are an individual, and the shares or ADSs being sold or otherwise disposed of have been held for more than one year, your gain recognized will be eligible for reduced rates of taxation, depending on your holding period. Your ability to deduct capital losses is subject to limitations.

     If you pay any Taiwan securities transaction tax, such tax is not treated as an income tax for United States federal income tax purposes, and therefore will not be a creditable foreign tax for United States federal income tax purposes. However, subject to limitations under the Internal Revenue Code, such tax may be deductible. You are urged to consult your tax advisors regarding the United States federal income tax consequences of these taxes.

Passive Foreign Investment Company

     We believe that we will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our Shares or ADSs, certain adverse consequences could apply to you.

     Information Reporting and Backup Withholding

    Unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the shares or ADSs and to the proceeds from the sale of your shares or ADSs paid within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications, you will be subject to backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

     It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market Risks

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the ordinary course of business.

     We use financial instruments, including variable rate debt and swap and foreign currency forward contracts, to finance our operations and to manage risks associated with our interest rate and foreign currency exposures, through a controlled program of risk management in accordance with established policies. We have used, and intend to continue to use, derivative financial instruments only for hedging purposes. These policies are reviewed and approved by our board of directors. Our treasury operations are subject to the review of our internal audit department, which review is submitted for our Supervisors’ review on a quarterly basis.

     As of December 31, 2002, we had U.S. dollar- and Japanese yen-denominated savings accounts of US$18.7 million and ¥2,641.7 million, respectively. We also had certificates of deposit denominated in U.S. dollars in the amount of US$99.1 million. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$267.1 million as of December 31, 2002, which represents 91% of the total accounts receivable balance. We also had Japanese yen-denominated accounts receivable of ¥280.3 million attributable to our Japanese operations as of December 31, 2002, which represents 0.8% of the total accounts receivable balance. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$84.4 million and ¥14,231.3 million, relating to our overseas vendors.

     Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable and capital expenditures relating to equipment used in our manufacturing processes and purchased primarily from Japan. The fair value of forward exchange contracts and interest rate swaps has been determined by obtaining the estimated amount from our bankers that would be received/(paid) to terminate the contracts.

Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We incur debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. We use interest rate swaps to modify our exposure to interest rate movements and reduce borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate.

     As of December 31, 2002, we had four outstanding interest rate swap agreements with three major international financial institutions, having a total notional principal amount of NT$1,800 million.

     The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets. For debt obligations, the table sets forth principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in the currencies in which the instruments are denominated. We do not have any capital lease obligations.

	Expected Maturity Dates					Fair Value at December 31,

	2002	2003	2004	2005	2006 and thereafter	Total	2002

	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	24,010	99,090	—	—	—	99,090	99,090
Average interest rate	1.44%	1.144%	—	—	—	1.144%	1.144%
Fixed rate (NT$)	3,549,542	17,399,649				17,399,649	17,399,649
Average interest rate	2.24%	1.436%	—	—	—	1.436%	1.436%
Fixed rate (JP¥)	—	249,633	—	—	—	249,633	249,633
Average interest rate	—	0.03%	—	—	—	0.03%	0.03%
Liabilities
Bonds:
Unsecured convertible (NT$)	—	—	—	—	1,286,882	1,286,882	1,612,926
Fixed rate	—	—	—	—	2%	2%	2%
Secured (NT$)	1,008,000	996,000	996,000	—	—	1,992,000	2,086,635
Fixed rate	5.95%	5.95%	5.95%	—	—	5.95%	5.95%
Secured Long-term Loans:
Variable rate (NT$)	3,796,110	8,530,000	7,230,000	5,930,000	10,660,000	32,350,000	32,350,000
Average interest rate	2.96%	1.70%	1.70%	1.82%	2.03%	1.83%	—
Interest Rate Swaps(1):
Variable to fixed (NT$)	1,500,000	—	—	—	—	—	—
Receive rate(2)	2.392%	—	—	—	—	—	—
Pay rate	6.16%	—	—	—	—	—	—
Variable to fixed (NT$)	—	—	1,800,000	—	—	1,800,000	(89,871)
Receive rate(2)	—	—	1.602%	—	—	—	—
Pay rate	—	—	5.88%	—	—	—	—

(1)	90-day Taipei Money Market Secondary middle rate settled quarterly (1.602% as of December 31, 2002).
(2)	Floating rate receivable.

Foreign Currency Risk

     The primary foreign currencies to which we are exposed are the Japanese yen and the U.S. dollar. We enter into short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for purchasing raw materials and components and capital expenditures denominated in U.S. dollars. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated liabilities are recorded in the period of the exchange rate changes, while gain and loss on foreign currency contracts that hedge foreign currency commitments are deferred until the commitments are realized. The contracts have maturity dates that do not exceed three months.

     The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2002:

Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$388,000,000
Average contractual exchange rate	NT$34.708 per US$
Contracts to sell NT$/Buy Japanese yen:
Aggregate contract amount	NT$2,977,245,000
Average contractual exchange rate	JPY0.2835 per NT$
Contracts to sell RMB/Buy Japanese yen:
Aggregate contract amount	RMB42,000,000
Average contractual exchange rate	JPY0.0708 per RMB

Contracts to sell US$/Buy Japanese yen:
Aggregate contract amount	US$30,000,000
Average contractual exchange rate	JPY119.234 per US$

Fair value of all forward contracts	NT$81,558,000

Item 12. Description of Securities Other Than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

     Within 90 days prior to the date of this annual report, we, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in this annual report we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There have been no significant changes in our internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

PART III

Item 17. Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

(a)	Independent Auditors’ Report of the Company and subsidiaries dated January 23, 2003 (except for note 27 which is as of March 27, 2003) (F-1).
(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2001 and 2002 (F-2).
(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2000, 2001 and 2002 (F-4).
(d)	Consolidated Statements of Changes in Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2000, 2001 and 2002 (F-5).
(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2000, 2001 and 2002 (F-6).
(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (F-7).

Item 18. Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2002 and the related information pursuant to Item 17 in lieu of Item 18.

Item 19. Exhibits.

1.	(a)	Articles of Incorporation (in Chinese, with English translation).
2.	(a)	Deposit Agreement among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a) of the registrant’s Registration Statement on Form F-6 as confidentially submitted to the Commission on April 8, 2002).
	(b)	U.S. Underwriting Agreement , dated May 23, 2002, between AU Optronics Corp. and several U.S. Underwriters, for whom the U.S. Representatives are acting as representatives, 250,000,000 Common Shares in the form of ADSs.
	(c)	International Underwriting Agreement, dated May 23, 2002, between AU Optronics Co rp. and several International Underwriters, for whom the International Representatives are acting as representatives, 250,000,000 Common Shares in the form of ADSs.
4.	(a)	Merger Agreement, dated April 9, 2001, by and between Acer Display Technology, Inc. and Unipac Optoelectronics Corporation, as amended (in Chinese, with English translation) (incorporated herein by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
	(b)	License Agreement, dated March 12, 1998, by and between International Business Machines Corporation and Acer Display Technology, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
	(c)	Assignment Agreement, dated September 1, 2001, assigning License Agreement dated March 12, 1998 to AU Optronics Corp. (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
(d)	License Agreement, dated August 1, 1999, by and between International Business Machines
Corporation and Acer Display Technology, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
	(e)	Assignment Agreement, dated September 1, 2001, assigning License Agreement dated August 1, 1999 to AU Optronics Corp. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
	(f)	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. and Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
	†(g)	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003.
	†(h)	Joint Research and Development and Cost Sharing Agreement by and between FDTC and AU Optronics Corp., for joint research and development of TFT-LCD technologies, dated March 10, 2003.
	†(i)	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003.
79

(j)	Lease Agreement with Hsin-Chu Science-Based Industrial Park Administration in relation to government-owned land located at Hsin-Chu Science-Based Industrial Park, No. 76-6 Small Section, Hsin-Chu, Taiwan, Republic of China, with respect to part of the site of Fab L1 (in Chinese, with English summary translation).
(k)	Lease Agreement with Hsin-Chu Science-Based Industrial Park Administration in relation to government-owned land located at Hsin-Chu Science-Based Industrial Park, No. 77 Small Section, Hsin-Chu, Taiwan, Republic of China, with respect to part of the site of Fab L1 (in Chinese, with English summary translation).
(l)	Lease Agreement with Hsin-Chu Science-Based Industrial Park Administration in relation to government-owned land located at Hsin-Chu Science-Based Industrial Park, Nos. 255-46 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of Fab L2 (in Chinese, with English summary translation).
(m)	Lease Agreement with Hsin-Chu Science-Based Industrial Park Administration in relation to government-owned land located at Hsin-Chu Science-Based Industrial Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of Fab L3 (in Chinese, with English summary translation).
(n)	Lease Agreement with Hsin-Chu Science-Based Industrial Park Administration in relation to government-owned land located at Hsin-Chu Science-Based Industrial Park, Nos. 472 etc, Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of Fab L5 (in Chinese, with English summary translation).
(o)	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of Fab L6 and Module Assembly Plant M1 (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
(p)	Lease Agreement by and between AU Optronics Corp. and United Microelectronics Corporation for No. 1, Gin-Shan Section 7 of Science-Based Industrial Park, Hsin-Chu, Taiwan, Republic of China, the site of Module Assembly Plant M2 (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form F-1 as submitted to the Commission on May 1, 2002).
(q)	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of Module Assembly Plants S1 and S2 (in Chinese, with English summary translation).
8.	List of Subsidiaries
99.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     †Confidential treatment requested. Portions of the exhibit have been omitted pursuant to the Company’s request for confidential treatment.

     The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument that defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU OPTRONICS CORP.

By:	/s/ Kuen-Yao (K.Y.) Lee

Chief Executive Officer

Date: June 30, 2003

Certification

I, Kuen-Yau (K.Y.) Lee, the Chief Executive Officer of AU Optronics Corp., or the registrant, certify that:
1.		I have reviewed this annual report on Form 20-F of the registrant;
2.		Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.
3.		Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.		The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/ Kuen-Yau (K.Y.) Lee

Chief Executive Officer

Certification

I, Max Weishun Cheng, the Chief Financial Officer of AU Optronics Corp., or the registrant, certify that:
1.		I have reviewed this annual report on Form 20-F of the registrant;
2.		Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.
3.		Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.		The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/ Max Weishun Cheng

Max Weishun Cheng

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

The consolidated financial statements of AU Optronics Corp. as of and for the year ended December 31, 2000, have been restated to reflect the pooling-of-interests transaction with Unipac Optoelectronics Corp. as described in note 3 to the consolidated financial statements. We did not audit the 2000 financial statements of Unipac Optoelectronics Corp., which statements reflect total assets constituting 48 % as of December 31, 2000 and total revenues constituting 42 % in 2000 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Unipac Optoelectronics Corp. as of and for the year ended December 31, 2000, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other auditors, the accompanying consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of China.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(v) to the consolidated financial statements.

Generally accepted accounting principles in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002, and stockholders’ equity as of December 31, 2001 and 2002, to the extent summarized in note 26 to the consolidated financial statements.

KPMG Certified Public Accountants

Taipei, Taiwan
(the Republic of China)
January 23, 2003, except for note 27 which is as of March 27, 2003

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and US dollars)

	2001	2002
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 4)	6,496,268	25,957,194	748,047
Short-term investments, net (note 5)	5,026,543	3,231,835	93,136
Notes and accounts receivable, net (note 6)	6,592,977	6,415,061	184,872
Receivables from related parties (note 21)	2,428,680	3,646,403	105,084
Inventories, net (note 7)	9,035,995	8,509,570	245,232
Prepayments and other current assets (notes 20 and 21)	852,770	1,396,120	40,234
Net deferred tax assets (note 18)	82,468	673,829	19,419

Total current assets	30,515,701	49,830,012	1,436,024

Long-term investments (note 8)	48,581	84,330	2,430

Property, plant and equipment (notes 9, 21 and 22):
Land	499,797	199,176	5,740
Buildings	10,493,783	10,466,989	301,642
Machinery and equipment	57,976,432	70,940,502	2,044,395
Leasehold improvements and other equipment	2,315,771	3,208,361	92,460

	71,285,783	84,815,028	2,444,237
Less: accumulated depreciation and amortization	(14,558,288)	(25,666,631)	(739,672)
Construction in progress	39,180	1,811,779	52,213
Prepayment for purchases of land and equipment	8,902,928	10,085,107	290,637

Net property, plant and equipment	65,669,603	71,045,283	2,047,415

Intangible assets (note 23)	3,069,633	2,984,455	86,007

Other assets:
Leased assets, net (note 9)	-	1,620,792	46,709
Net deferred tax assets (note 18)	2,439,541	1,848,180	53,262
Refundable deposits (note 21)	894,077	1,018,127	29,341
Deferred charges	587,021	642,374	18,511
Restricted cash in bank	149,542	52,200	1,504
Miscellaneous (note 22)	26,696	45,649	1,316

Total other assets	4,096,877	5,227,322	150,643

Total assets	103,400,395	129,171,402	3,722,519

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and US dollars except par value)

	2001	2002

	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 10)	2,095,008	770,444	22,203
Commercial paper (note 11)	449,321	-	-
Accounts payable	9,590,359	11,131,568	320,794
Payables to related parties (note 21)	493,407	560,605	16,156
Current installments of long-term liabilities (notes 12, 13, 14 and 22)	4,804,110	9,492,110	273,548
Accrued expenses and other current liabilities (note 20)	1,390,467	1,983,605	57,164
Equipment and construction in progress payable	672,743	1,265,983	36,484

Total current liabilities	19,495,415	25,204,315	726,349

Long-term liabilities:
Long-term borrowings excluding current installments (notes 12 and 22)	23,688,330	22,457,152	647,180
Long-term commercial paper excluding current installments (notes 13 and 22)	4,168,654	1,287,611	37,107
Bonds and convertible bonds payable excluding current installments (notes 14, 15 and 22)	12,020,796	2,282,882	65,789

Total long-term liabilities	39,877,780	26,027,645	750,076

Other liabilities:
Accrued pension liabilities (note 16)	77,294	87,192	2,513
Guarantee deposits	2,621	24,206	698

Total other liabilities	79,915	111,398	3,211

Total liabilities	59,453,110	51,343,358	1,479,636

Commitments and contingent liabilities (note 23)
Stockholders’ equity (note 17):
Capital stock:
Common stock, NT$10 par value	29,705,816	40,241,945	1,159,710
Certificates exchangeable for common stock	-	1,012	29

	29,705,816	40,242,957	1,159,739

Capital surplus	17,998,396	31,718,116	914,067

Retained earnings:
Legal reserve	232,014	-	-
Unappropriated retained earnings (accumulated deficit)	(3,997,843)	6,022,669	173,564

	(3,765,829)	6,022,669	173,564

Cumulative translation adjustment	8,902	27,151	782

Treasury stock	-	(182,849)	(5,269)

Total stockholders’ equity	43,947,285	77,828,044	2,242,883

Total Liabilities and Stockholders’ Equity	103,400,395	129,171,402	3,722,519

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2000, 2001 and 2002

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2000	2001	2002
	NT$	NT$	NT$	US$

Net sales (note 21)	25,583,219	37,588,625	75,689,165	2,181,244
Cost of goods sold (note 21)	20,737,513	40,373,595	63,606,190	1,833,031

Gross profit (loss)	4,845,706	(2,784,970)	12,082,975	348,213

Operating expenses (notes 16, 21 and 23):
Selling	442,153	446,233	520,016	14,986
Administrative	1,683,292	1,203,355	1,615,959	46,569
Research and development	1,598,812	1,856,087	2,233,119	64,355

	3,724,257	3,505,675	4,369,094	125,910

Total operating income (loss)	1,121,449	(6,290,645)	7,713,881	222,303

Non-operating income:
Interest income	309,976	82,480	280,410	8,081
Gain on sale of short-term investments	918,515	8,761	-	-
Foreign currency exchange gain, net (note 20)	176,383	484,165	-	-
Other income (notes 21 and 23)	235,327	128,549	261,409	7,533

	1,640,201	703,955	541,819	15,614

Non-operating expenses and losses:
Interest expense (notes 10 to 15, 20 and 21)	716,508	1,120,788	1,231,514	35,491
Investment loss recognized by equity method (note 8)	82,456	8,059	10,475	302
Short-term investment permanent impairment loss	-	-	650,626	18,750
Foreign currency exchange loss, net (note 20)	-	-	210,815	6,075
Other loss (note 21)	26,301	29,014	129,510	3,732

	825,265	1,157,861	2,232,940	64,350

Income (loss) before income tax	1,936,385	(6,744,551)	6,022,760	173,567
Income tax expense (benefit) (note 18)	(926,330)	(34,321)	91	3

Net income (loss)	2,862,715	(6,710,230)	6,022,669	173,564

Earnings per common share (note 19):
Basic earnings per common share	1.20	(2.34)	1.65	0.05

Diluted earnings per common share	1.20	(2.34)	1.58	0.05

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock				Retained Earnings
	Common share	Common stock	Certificates exchange- able for common stock	Capital surplus	Legal reserve	Unapprop- riated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Total

Balance at January 1, 2000	2,384,945	23,849,451	-	15,500,681	867	550,303	-	-	39,901,302
Appropriation for legal reserve	-	-	-	-	55,031	(55,031)	-	-	-
Gain on disposal of property, plant and equipment transferred to capital surplus	-	-	-	53	-	(53)	-	-	-
Net income for 2000	-	-	-	-	-	2,862,715	-	-	2,862,715
Net income of Unipac transferred to capital surplus	-	-	-	1,101,502	-	(1,101,502)	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	1,215	-	1,215
Balance at December 31, 2000	2,384,945	23,849,451	-	16,602,236	55,898	2,256,432	1,215	-	42,765,232

Issuance of common stock for cash	377,336	3,773,365	-	4,126,635	-	-	-	-	7,900,000
Appropriation for legal reserve	-	-	-	-	176,116	(176,116)	-	-	-
Transfer of retained earnings to common stock	137,500	1,375,000	-	-	-	(1,375,000)	-	-	-
Transfer of employees’ profit sharing to common stock	8,300	83,000	-	-	-	(83,000)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	(8,303)	-	-	(8,303)
Transfer of capital surplus to common stock	62,500	625,000	-	(625,000)	-	-	-	-	-
Net loss for 2001	-	-	-	-	-	(6,710,230)	-	-	(6,710,230)
Net loss of Unipac transferred to capital surplus	-	-	-	(2,105,475)	-	2,098,374	(2,937)	-	(10,038)

Cumulative translation adjustment	-	-	-	-	-	-	10,624	-	10,624
Balance at December 31, 2001	2,970,581	29,705,816	-	17,998,396	232,014	(3,997,843)	8,902	-	43,947,285
Issuance of common stock for cash	500,000	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Transfer of legal reserve to unappropriated earnings	-	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to unappropriated earnings	-	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income for 2002	-	-	-	-	-	6,022,669	-	-	6,022,669
Purchase of treasury stock	-	-	-	-	-	-	-	(182,849)	(182,849)
Cumulative translation adjustment	-	-	-	-	-	-	18,249	-	18,249
Convertible bonds converted to common stock	553,613	5,536,129	1,012	3,315,293	-	-	-	-	8,852,434

Balance at December 31, 2002	4,024,194	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2000, 2001 and 2002
 (Expressed in thousands of New Taiwan dollars and US dollars)

	2000	2001	2002
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	2,862,715	(6,710,230)	6,022,669	173,564
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,869,022	7,826,561	11,498,954	331,382
Amortization of intangible assets and deferred charges	872,322	1,053,761	1,490,968	42,967
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	(40,863)	71,691	114,548	3,301
Loss(gain) from disposal of property, plant and equipment	5,047	2,910	(3,293)	(95)
Unrealized exchange loss (gain), net	(44,677)	(270,375)	348,155	10,033
Provision for inventory devaluation	72,735	235,094	-	-
Provision for allowance for doubtful accounts, sales returns and discounts	8,616	7,642	32,420	934
Long-term investment loss under equity method	82,456	8,059	10,475	302
Short-term investment permanent impairment loss	-	-	650,626	18,750
Increase in notes and accounts receivable (including related parties)	(1,418,570)	(5,930,234)	(1,203,910)	(34,695)
Decrease (increase) in inventories	(5,269,277)	(2,124,168)	526,425	15,171
Increase in prepayments and other current assets	(73,253)	(157,868)	(484,340)	(13,958)
Increase in deferred tax assets	(929,195)	(36,792)	-	-
Increase in notes and accounts payable (including related parties)	1,084,566	7,339,717	1,321,956	38,097
Increase (decrease) in accrued expenses and other current liabilities	673,375	(138,204)	486,166	14,011
Increase in accrued pension liabilities	640	38,190	9,898	285

Net cash provided by operating activities	2,755,659	1,215,754	20,821,717	600,049

Cash flows from investing activities:
Decrease (increase) in short-term investments	226,552	(786,502)	1,144,082	32,971
Acquisition of property, plant and equipment	(36,901,618)	(13,987,290)	(18,035,305)	(519,749)
Proceeds from disposal of property, plant and equipment	926	1,514	78,719	2,269
Increase in long-term equity investments	(49,658)	-	(46,586)	(1,343)
Decrease in restricted cash in bank	1,996,855	74,549	97,342	2,805
Increase in intangible assets	(913,147)	(338,495)	(840,787)	(32,089)
Increase in other assets	(1,011,997)	(263,257)	(522,419)	(7,197)

Net cash used in investing activities	(36,652,087)	(15,299,481)	(18,124,954)	(522,333)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	7,384,829	(5,290,961)	(1,815,517)	(52,320)
Increase (decrease) in guarantee deposits	75,482	(74,099)	21,585	622
Increase (decrease) in long-term borrowings	20,076,831	4,270,091	(439,178)	(12,656)
Purchase of treasury stock	-	-	(182,849)	(5,269)
Issuance of common stock for cash	-	7,900,000	19,170,256	552,457
Issuance of convertible bonds and bonds payable	-	10,000,000	-	-
Bond issuance costs	(24,450)	(7,219)	-	-
Directors’ and supervisors’ remuneration	-	(18,341)	-	-

Net cash provided by financing activities	27,512,692	16,779,471	16,754,297	482,834

Effect of exchange rate change on cash	9,278	5,205	9,866	284

Net increase (decrease) in cash and cash equivalents	(6,374,458)	2,700,949	19,460,926	560,834
Cash and cash equivalents at beginning of year	10,169,777	3,795,319	6,496,268	187,212

Cash and cash equivalents at end of year	3,795,319	6,496,268	25,957,194	748,046

Supplemental disclosures of cash flow information:
Cash paid for interest expense	$654,037	1,079,709	1,253,983	36,138

Cash paid for income taxes	$10,350	4,986	19,343	557

Additions to property, plant and equipment:
Increase in property, plant and equipment	$36,134,960	12,778,584	18,589,628	535,724
Decrease (increase) in equipment acquisitions payable	766,658	1,208,706	(554,323)	(15,975)

Cash paid	$36,901,618	13,987,290	18,035,305	519,749

Supplementary disclosure of non-cash investing and financing activities
Convertible bonds applying for conversion	$-	-	8,852,434	255,113

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

 Notes to Consolidated Financial Statements

(1)	Organization and Principal Activities

AU Optronics Corp. (“AU”, formerly known as Acer Display Technology Inc.) was founded in the Hsinchu Science-based Industrial Park of the Republic of China on August 12, 1996. AU’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (TFT-LCDs), and other flat panel displays used in a wide variety of applications, including notebook personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AU sells its products primarily in Asia and to a lesser extent, Europe and North America.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AU and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”, formerly known as Acer Display Technology American Inc.), AU Optronics (Suzhou) Corp. (“AUS”) and AU Optronics Corporation Japan (“AUJ”). AUA’s primary business activities include the sale of TFT-LCDs in the United States. AUS is primarily engaged in the assembly of TFT-LCD module products in Mainland China. AUJ is mainly engaged in the sale of TFT-LCDs and other flat-panel display modules in Japan.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AU, was incorporated in August 2002. Konly is an investment holding company for future investments AU plans to make in other similar technology companies.

(2)	Summary of Significant Accounting Policies

(a) Accounting principles and consolidation policy

The consolidated financial statements include the accounts of AU and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the “Company”.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”). These consolidated financial statements are not intended to present the financial position of the Company and the related results of operations and cash flows based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China.

All significant inter-company balances and transactions are eliminated in the consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(b)	Revenue recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment.

Customers have the right to return purchased products within 20 days after delivery for replacement if the products have an unacceptable number of defects in accordance with Company-specified, objective inspection standards. The Company continuously evaluates whether its products meet these inspection standards and can reliably estimate sales returns expected to result from customer inspections. As a result, the Company accounts for the estimated costs associated with the returns as a provision for warranty costs.

(c)	Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Economic conditions and events could cause actual results to differ significantly from such management estimates.

(d)	Foreign currency transactions and translation

AU’s functional currency is the New Taiwan dollar. The Company and its subsidiaries record transactions in their respective local currencies. The translation from the applicable foreign currency assets and liabilities to the New Taiwan dollar is performed using exchange rates in effect at the balance sheet date except for stockholders’ equity, which is translated at historical exchange rates. Revenue and expense accounts are translated using average exchange rates during the year. Gains and losses resulting from such translations are recorded as a cumulative translation adjustment, a separate component of stockholders’ equity.

Foreign currency transactions are recorded at the exchange rates prevailing at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates prevailing on that date. The resulting exchange gains or losses from settlement of such transactions or translations of monetary assets and liabilities are reflected in the accompanying consolidated statements of operations.

(e)	Cash equivalents and restricted cash in bank

The Company considers all highly liquid investments, such as investments in government bonds with repurchase agreements, with maturity of three months or less to be cash equivalents. Time deposits, which are provided as collateral, are classified as current assets or non-current assets depending on the term of the obligation secured by such collateral.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(f)	Short-term investments

Short-term investments, which consist primarily of marketable securities such as publicly listed stock, open-end mutual funds, are recorded at cost when acquired and are stated at the lower of aggregate cost or fair value at the balance sheet date. The fair value of listed stocks is determined by the average closing prices during the last month prior to the balance sheet date. The fair value for open-end mutual funds is determined by their net asset value at the balance sheet date. The amount by which aggregate cost exceeds fair value is reported as a loss in the current year. In subsequent periods, recoveries of fair value are recognized as a gain to the extent that the fair value does not exceed the original aggregate cost of the investment. Valuation losses are recorded as non-operating expenses in the accompanying consolidated statements of operations. Losses doe to permanent impairment are charged to the statement of operations at the time the impairment occurs. Stock dividends are not treated as income, but as an increase in shares held.

(g)	Allowance for doubtful accounts and sales returns and discounts

The allowance for doubtful accounts is based on the age, credit quality and results of the Company’s evaluation of collectibility of the outstanding balance of notes and accounts receivable. An allowance for sales returns and discount is based upon management’s estimation of sales returns based upon actual experience and managements granting of sales discounts to certain customers subsequent to the initial sale of product.

(h)	Inventories

Inventories are stated at the lower of cost or fair value. Cost is determined using the weighted-average method. The fair value of raw material is determined on the basis of replacement cost. Fair values of finished goods and work-in-process are determined on the basis of net realizable value. A provision for inventory obsolescence and devaluation is recorded when management determines that the fair valves of inventories are less than its cost basis. The provision is calculated based on the number of months inventory items remain unsold.

(i)	Long-term investments

Long-term equity investments in which the Company owns less than 20% of the investee’s voting shares or is not able to exercise significant influence over the investee’s operations and financial policies are accounted for by the cost method. If there is evidence indicating that a decline in the value of an investment is other than temporary, then the carrying amount of the investment is reduced to reflect its net realizable value. The related loss is recognized in the accompanying consolidated statements of operations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
When the Company has significant influence over the operating, financial and dividend policies of investees or has the intention to hold the investment for a long term period, and owns between 20 and 50 percent of the investee’s voting shares, those investments are accounted for using the equity method. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is deferred and amortized over fifteen years using the straight-line method, and the amortization is recorded as investment income (loss) in the accompanying consolidated statements of operations.

If investees are unable to forward their audited financial statements in timely fashion, the Company recognizes the income (loss) of the investees in the following year. This time lag is consistent from period to period.

Unrealized inter-company profits or losses resulting from transactions between the Company and an investee accounted for under the equity method are deferred. The profits or losses resulting from depreciated or amortized assets are recognized over the estimated economic lives of such assets. The profits or losses from other assets are recognized when realized

The differences resulting from translation of the financial statements of the foreign investees accounted for under the equity method into New Taiwan dollars, net of the related tax effect, are recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

(j)	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value. The range of the estimated useful lives are as follows: buildings – 20 to 50 years, machinery and equipment – 3 to 10 years, leasehold improvement – shorter of 5 years or the lease term, and other equipment – 3 to 5 years. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Property, plant and equipment leased to other parties under operating lease are classified as leased assets.

Gains or losses on the disposal of property, plant and equipment are recorded as non-operating income or expenses in the accompanying consolidated statements of operations. Before December 27, 2001, any gains, net of related income taxes, were required to transfer from unappropriated earnings to capital surplus in the year of disposal in accordance with the Republic of China Company Law.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(k)	Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Technology related fees

The costs incurred to license the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized over the respective contract period of three to fifteen years on a straight-line basis. The amortization of the technology fixed license fees is included in research and development expenses in the consolidated statements of operations. On-going royalty fees associated with product production and sales related to these licenses are included in costs of goods sold in the consolidated statements of operations.

(m)	Deferred charges

The cost of software systems, electrical facility installation charges, syndicated loan and bond issuances are accounted for as deferred charges. The costs of the software systems are amortized over the estimated useful lives of three years on a straight-line basis, and electrical facility installation charges are amortized over the estimated useful lives of six years on a straight-line basis. The expenses associated with the syndicated loan are amortized over the term of the debt on a straight-line basis. The expenses associated with issuing bonds payable and convertible bonds are amortized by using the straight-line method over the period from the issuance date to the maturity date (five or seven years).

(n)	Convertible bonds

The Company issued convertible bonds, which provide for early redemption at the option of the Company or bondholders cash at a premium over par value. The excess of the stated redemption price over the par value is accrued as provision for early redemption during the redemption period, using the effective interest method. When the redemption right expires, the balance of the provision for early redemption is amortized over the period from the expiration date to the maturity date using the effective interest method.

If the bondholders exercise their conversion right, the unamortized issuing costs, forfeited unpaid interest, provision for early redemption and par value of the extinguished bonds are transferred to stockholders’ equity. The excess of such amounts over the par value of the stock for conversion of the convertible bond is recorded as capital surplus in the accompanying consolidated balance sheets, and no gain or loss is recognized on bond conversion.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(o)	Employee retirement plan

The Company has established an employee noncontributory, defined benefit retirement plan (the Plan) covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employees’ retirement. Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. The Company contributes two percent of wages and salaries to a pension fund maintained with the Central Trust of China on a monthly basis. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

The Company has adopted Republic of China Statement of Financial Accounting Standards (SFAS) No. 18, “Accounting for Pensions”, for its retirement plan. SFAS No. 18 requires the Company to perform an actuarial calculation on its pension obligation as of each fiscal year-end. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of the retirement plan participants.

AUL, AUA, AUS and AUJ have defined contribution retirement plans. Cash contributions to these plans are expensed as incurred, and amounted to NT$0 thousand; NT$1,281 thousand and NT$204 thousand for the years ended December 31, 2000, 2001 and 2002, respectively.

(p)	Government grants

Income from government grants for research and development is recognized as non-operating income in the accompanying consolidated statements of operations as qualifying expenditures are made and the grant income is realizable.

(q)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred income taxes are determined based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the deferred tax assets will not be realized, a valuation allowance is recognized accordingly.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Classification of the deferred income tax assets or liabilities as current or non-current is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of such deferred income tax asset or liability

According to the Republic of China Income Tax Law, AU’s undistributed income, if any, earned after December 31, 1997, is subject to an additional 10 percent retained earning tax. The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

(r)	Investment tax credit

Income tax expense is reduced by investment tax credits in the year in which the credit arises.

(s)	Derivative financial instruments

(i) Forward foreign currency exchange contracts

Forward foreign currency exchange contracts are purchased to hedge currency fluctuations affecting foreign currency transactions. These forward exchange contract receivables and payables are recorded at the spot rate at the date of inception. The discount or premium on a forward contract is included in determining net income over the life of the contract. Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation are charged or credited to current operations. However, if the purpose of the contracts is to hedge the exchange risk of foreign currency commitments, the differences are deferred and recognized as an adjustment to the transaction price on the transaction date.

(ii) Interest rate swaps

The Company enters into interest rate swap contracts to hedge changes in cash flows associated with existing variable rate long-term commercial paper. Under this interest rate swap contracts, the Company makes specified payments based on fixed interest rate and notional principal amounts and receives amounts based on variable rate of interest and notional principal. The net amounts received or paid under the contracts are reported as adjustments to interest expense on long-term commercial paper.

(t)	Treasury stock

The Company has adopted Republic of China SFAS No. 30, “Accounting for Treasury Stock” for treasury stock repurchased by the Company. SFAS No. 30 requires that treasury stock be accounted for under the cost method. The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss of selling treasury stock is treated as an adjustment to capital surplus or retained earnings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(u) Earnings per common share

Earnings per share of common stock are computed based on the weighted-average number of common shares outstanding during the period. The Company issued convertible bonds in November 2001. Therefore, assuming the convertible bonds are converted to common stock, only basic earnings per share (“EPS”) will be disclosed if there is no dilutive effect. If there is a dilutive effect, both basic EPS and diluted EPS will be disclosed. EPS for prior periods has been retroactively adjusted to reflect the effects of stock issued from transactions involving recapitalization of capital surplus, retained earnings and employee bonuses.

(v) Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2002 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2002, of NT$34.7 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at this rate or any other rate of exchange.

(3)	Merger

On May 10, 2001, the Company’s stockholders approved a proposal to merge with Unipac Optoelectronics Corp. (“Unipac”). Unipac was subsequently dissolved.

Unipac was incorporated in the Hsinchu Science-based Industrial Park of the Republic of China on November 16, 1990, and commenced operations in January 1994. Unipac was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules used in wide variety of applications, including notebook, personal computers, desktop monitor, digital cameras and camcorders, car televisions, car navigation systems, personal digital assistants and internet appliances.

On September 1, 2001, Unipac was merged with and into the Company in a transaction accounted for in accordance with the pooling-of-interests method of accounting. As a result, the consolidated financial statements for the periods presented have been restated to include the financial statement amounts of Unipac. Pursuant to the merger agreement, the Company issued 0.8607 shares of common stock in exchange for each share of Unipac’s 1,757,120 thousand common shares outstanding. As of September 1, 2001, Unipac had NT$43,610 million in total assets, NT$21,339 million in total liabilities, and NT$22,271 million in stockholders’ equity.

In accordance with ROC GAAP and Republic of China Company Law, the excess of Unipac’s net assets over the par value of the Company’s issued common stock issued in connection with the merger was appropriated from unappropriated earnings and accounted for as capital surplus. Due to the restatement of prior years’ financial statements, Unipac’s accumulated losses as of December 31, 1999 amounting to NT$1,452,666 thousand, and Unipac’s net income (loss) for the year ended December 31, 2000 and the period from January 1, 2001 to August 31, 2001 amounting to NT$1,101,502 thousand and NT$(2,098,374) thousand, respectively, has been retroactively transferred to capital surplus.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Restated consolidated financial statements of the Company combine the separate results of the Company and Unipac for the year ended December 31, 2000, and the eight months ended August 31, 2001. No adjustments were necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented. The following table shows the historical results of the Company and Unipac for the periods prior to the consummation of the merger.

	Year ended December 31, 2000	Eight months ended August 31, 2001
	NT$	NT$
	(in thousands)	(unaudited)
Net sales
AU, as previously reported	14,839,840	10,582,231
Unipac, as previously reported	10,743,379	9,075,235

Total	25,583,219	19,657,466

Net income (loss)
AU, as previously reported	1,761,213	(2,416,647)
Unipac, as previously reported	1,101,502	(2,098,374)

Total	2,862,715	(4,515,021)

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2001 and 2002 consisted of the following:

	December 31,

	2001	2002

	NT$	NT$	US$
	(in thousands)
Cash and bank deposits	5,029,301	22,850,349	658,512
Government bonds acquired under reverse repurchase agreements	1,466,967	3,106,845	89,535

	6,496,268	25,957,194	748,047

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
The Company purchases government bonds under agreements to resell substantially the same securities within 30 days of the repurchase agreements. These agreements represent short-term investments and are reflected as cash equivalents in the consolidated balance sheets. The Company may sell, loan or otherwise dispose of such securities to other parties in the normal course of operations provided that substantially the same securities are delivered to the counter parties as agreed.

Reverse repurchase agreements averaged NT$751,618 thousand and NT$4,217,362 thousand during the years ended December 31, 2001 and 2002, respectively. The maximum amount of such agreements outstanding at any month end was NT$2,689,886 thousand and NT$8,255,308 thousand during the years ended December 31, 2001 and 2002, respectively. As of December 31, 2001 and 2002, reverse repurchase agreements for NT$1,466,967 thousand and NT$3,106,845 thousand were outstanding, respectively. The fair values of the securities held under these agreements as of December 31, 2001 and 2002 approximated their carrying amounts. None of the securities held under these agreements were sold or repledged during the years ended December 31, 2001 and 2002.

(5)	Short-term Investments

Short-term investments as of December 31, 2001 and 2002 consisted of the following:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Publicly listed stocks	2,591,144	1,824,030	52,566
Mutual funds	2,435,399	1,534,688	44,227
Less: allowance for decline in fair value	-	(126,883)	(3,657)

	5,026,543	3,231,835	93,136

Fair value	5,507,748	3,231,835	93,136

(6)	Notes and Accounts Receivable

Notes and accounts receivable as of December 31, 2001 and 2002, consisted of the following:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Notes receivable	2,173	-	-
Accounts receivable	6,681,281	6,540,984	188,501
Less: Allowance for doubtful accounts and sales returns and discount	(90,477)	(125,923)	(3,629)

	6,592,977	6,415,061	184,872

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(7)	Inventories

Components of inventories as of December 31, 2001 and 2002 consisted of the following:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Finished goods	2,545,429	3,224,519	92,926
Work in process	4,478,583	3,255,697	93,824
Raw materials and spare parts	2,409,287	2,423,645	69,845

	9,433,299	8,903,861	256,595
Less: provision for inventory obsolescence and devaluation	(397,304)	(394,291)	(11,363)

	9,035,995	8,509,570	245,232

Insurance coverage on inventories	9,959,324	5,144,805	148,265

(8)	Long-term Investments

Long-term investments as of December 31, 2001 and 2002 consisted of the following:

	December 31,
	2001		2002
	Percentage of ownership	Amount	Percentage of ownership	Amount
		NT$		NT$	US$
	(in thousands)
Equity method:
Patentop Ltd.	41%	48,581	41%	37,744	1,088

Cost method:
Wellypower Optronic Corporation Ltd.		-	1.45%	26,586	766
Promate Electronic Co., Ltd.		-	0.61%	10,000	288
Darly3 Venture Inc.		-	2.49%	10,000	288

		-		46,586	1,342

		48,581		84,330	2,430

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
In order to acquire the right to use TFT-LCD related products and process technology patents, the Company invested in Patentop Ltd. (Patentop) in July 2000. As Patentop was historically unable to forward its stand-alone audited financial statements in a timely fashion, the Company recognizes the income (loss) of the investee in the following year.

The investment losses related to investment accounted for under the equity method were NT$82,456 thousands and NT$8,059 thousand and NT$10,475 (US$302) thousand for the years ended December 31, 2000, 2001 and 2002, respectively.

(9)	Leased Assets, Interest Capitalization and Insurance Coverage on Property, Plant and Equipment

The Company has leased the following assets to other unralted party at December 31, 2002.

	December 31,
	2002
	NT$	US$
Cost:	(in thousands)
Land	$478,214	13,782
Buildings	544,421	15,689
Machinery and equipment and other equipment	716,757	20,656

	1,739,392	50,127
Less: accumulated depreciation	(118,600)	(3,418)

	$1,620,792	46,709

For the years ended December 31, 2000, 2001 and 2002, the details of interest capitalized were as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)

Buildings	6,539	53,895	2,353	68
Machinery and equipment	404,895	756,411	205,044	5,909
Other equipment	8,136	-	4,061	117

	419,570	810,306	211,458	6,094

The capitalization interest rates ranged from 4.83% to 6.36%, 4.28% to 6.35% and 2.99% to 5.04% in 2000, 2001 and 2002, respectively.

Insurance coverage on property, plant and equipment amounted to NT$73,351,000 thousand and NT$82,568,000 thousand as of December 31, 2001 and 2002, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of December 31, 2002, the Company bought land amounting to NT$39,180 thousand for a plant site. Because the title of the land is not allowed to transfer temporarily due to the nature of the land under the regulation, the Company has contracted with the landowner to specify the right and obligation and secure the ownership of the land.

The property, plant and equipment were pledged as collateral against long-term borrowings (see note 22).

(10)	Short-term Borrowings

Short-term borrowings are bank loans used for the purchase of raw materials and other routine business operations.

As of December 31, 2001 and 2002, unused credit lines amounted to NT$3,505,000 thousand and NT$13,774,000 thousand, respectively.

The interest rates on short-term borrowings outstanding as of December 31, 2001 and 2002 ranged from 0.63% to 3.5% and 0.02% to 1.75%, respectively.

(11)	Commercial Paper

The components of commercial paper as of December 31, 2001 are summarized as follows:

December 31,
2001
NT$
(in thousands)

Commercial paper	450,000
Less: unamortized discount	(679)

449,321

Maturity date	January 1, 2002 to January 25, 2002

The Company did not have commercial paper outstanding as of December 31, 2002.

Weighted-average interest rate on commercial paper outstanding as of December 31, 2001 was 2.67%.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(12)	Long-term Borrowings

The components of long-term borrowings as of December 31, 2001 and 2002, are summarized below:

			December 31,
Bank	Purpose	Term	2001	2002
			NT$	NT$	US$
			(in thousands)
International Commercial Bank of China	Purchase of machinery and equipment	From Dec. 21, 2000 through Dec. 21, 2007. Repayable in 10 semi-annual installments starting on June 22, 2003	11,000,000	11,000,000	317,003
International Commercial Bank of China	Purchase of machinery, equipment and building	From Dec. 23, 1999 through Dec. 23, 2005. Repayable in 9 semi-annual installments starting on Dec. 24, 2001	3,984,440	2,988,330	86,119
Chinatrust Commercial Bank	Purchase of machinery, equipment and building	From Sep. 21, 2000 through Sep. 21, 2007. Repayable in 10 semi-annual installments starting on Mar. 22, 2003	9,700,000	13,500,000	389,049
Industrial and Commercial Bank of China	Purchase of machinery, equipment and building	From June 11, 2002 through June 10, 2007. Repayable in 2 installments starting on June 10, 2006	-	117,564	3,388
Industrial and Commercial Bank of China	Purchase of machinery, equipment and building	From April 11,2002 through April 10, 2007.Repayable on April 10, 2007.	-	243,524	7,018
Bank of China	Purchase of machinery, equipment and building	From Mar. 20, 2002 through Mar.19, 2007. Repayable in 5 semi-annual installments starting on Mar. 20, 2005	-	503,844	14,520
Less: current portion			(996,110)	(5,896,110)	(169,917)

			23,688,330	22,457,152	647,180

Unused available balance			3,800,000	16,625,000	479,107

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
The Company entered into syndication loan agreements with Chinatrust Commercial Bank and Intrnational Commercial Bank of China to obtain credit facilities, for building construction projects and the purchase of TFT-LCD production line related machinery and equipment. The commitment fee is charged per annum, payable quarterly, based on the committed-to-withdraw, but unborrowed balance, if any. No commitment fees were paid for the years ended December 31, 2001 and 2002. During the loan repayment period, the current ratio, debt-equity ratio, times interest earned, tangible assets ratio and other financial ratios of the Company must comply with certain restrictions as specified in the agreements. The Company has complied with the aforementioned debt covenants in 2001 and 2002.

Interest rates on long-term borrowings outstanding as of December 31, 2001 and 2002 ranged from 3.94% to 4.02% and 2.89% to 5.02%, respectively.

As of December 31, 2002 long-term borrowings, long-term commercial paper, bonds payable and convertible bonds that will become due during the next five years and thereafter are as follows:

NT$
(in thousands)
2003	9,492,110
2004	8,179,722
2005	6,097,649
2006	5,177,114
2007	6,573,160

Total	35,519,755

(13)	Long-Term Commercial Paper

		December 31,
Financial Institution	Repayment Term	2001	2002
		NT$	NT$	US$
		(in thousands)
Citibank N.A.	From March 18, 1999 through September 18, 2004. Repayable in 5 semi-annual installments starting on March 18, 2002	7,000,000	3,900,000	112,392
Less: unamortized discount		(31,346)	(12,389)	(357)

		6,968,654	3,887,611	112,035
Less: current portion		(2,800,000)	(2,600,000)	(74,928)

		4,168,654	1,287,611	37,107

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
The Company established a long-term commercial paper facility guaranteed by Citibank N.A. and twenty-two other banks (the “Banks”) on September 22, 1998, to obtain NT$7 billion in credit facilities for the purchase of TFT-LCD production line related machinery and equipment. The Company is permitted to revolve the long-term commercial paper in the term range of the above credit facility during the contract period. During the loan repayment period, the current ratio, debt-equity ratio, times interest earned and other financial ratios of the Company must comply with certain restrictions as specified in the agreement. The Company has complied with the aforementioned debt covenants in 2001 and 2002. The Company issued the full amount of available commercial paper under this facility during 1999. The long-term commercial paper shall at all times rank pari passu with all other secured obligation of the Company.

Interest rates on long-term commercial paper outstanding as of December 31, 2001 and 2002, were 2.28% and 1.45%, respectively.

Machinery and equipment were pledged as collateral against long-term debt. (see note 22)

(14)	Bonds Payable

Bonds payable at December 31, 2001 and 2002 consisted of the following:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Secured bonds payable	3,000,000	1,992,000	57,406
Less: current portion	(1,008,000)	(996,000)	(28,703)

	1,992,000	996,000	28,703

Interest payable	44,225	29,199	841

The significant terms of secured bonds payable are as follows:

	The first issuance	The second issuance

Par value	NT$1,500,000 thousand	NT$1,500,000 thousand
Issue date	August 27, 1999	November 8, 1999
Issue price	At par value	At par value
Coupon rate	6.05%	5.85%
Duration	August 27, 1999-August 27, 2004	November 8, 1999 - November 8, 2004
Guarantee institution	International Commercial Bank of China and other thirteen banks	International Commercial Bank of China and other thirteen banks
Redemption	Repayment every six months beginning at thirty months after issue date

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Convertible Bonds

On November 19, 2001, the Company issued unsubordinated and unsecured convertible bonds at par value with a face value of NT$10,000 million. The components of convertible bonds payable as of December 31, 2001 and 2002, are summarized below:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Bonds payable	10,000,000	1,251,300	36,061
Provision for early redemption	28,796	35,582	1,025

	10,028,796	1,286,882	37,086

The significant terms of the convertible bonds are as follows:

(a)	Coupon rate: 2%.

(b)	Duration: seven years (November 19, 2001 to November 18, 2008).

(c)	Status: the bonds constitute a direct, unconditional, unsubordinated and unsecured obligation of the Company. However, if the Company subsequently issues secured convertible bonds, the bonds shall rank pari passu with the subsequently issued secured convertible bonds and other secured obligations.

(d)	Final redemption: unless previously redeemed at the option of the Company or the bondholders, or converted in accordance with the offering of the convertible bonds, the convertible bonds are to be redeemed at the outstanding principal amount on November 18, 2008.

(e)	Redemption at the option of the Company:

1.	On or after November 19, 2002, and up to forty days before the bond’s maturity date if the closing price of the Company’s common stock on the Taiwan Stock Exchange for a period of 30 consecutive trading days has been at least 150% of the conversion price in effect on each such trading day, the Company may redeem the convertible bonds at a redemption price based on a certain yield rate determined by the outstanding period. After November 19, 2002, and up to the date that the bond has been outstanding for four years, the yield rate will be 4%; if the bond has been outstanding more than four years but less than five years, the yield rate will be 4.5%; and if the bond has been outstanding over five years but less than forty days before the maturity date, the yield rate will be the coupon rate.

2.	In the event that at least 90 percent of the principal amount of the convertible bonds originally outstanding has been either redeemed or converted.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Redemption at the option of bondholders: the bondholders have the right to require the Company to repurchase the convertible bonds at a price equal to 108.49% and 113.68% of the unpaid principal amount together with unpaid interest on October 18, of 2005 and 2006, respectively.

(g)	Terms of conversion:

1.	Bondholders may elect to have the convertible bonds converted into a certificate for common stock of the Company from February 19, 2002, to November 8, 2008. The certificate may be converted into common stock of the Company on four dates of each year.

2.	Conversion price: NT$15.8 per share of common stock on the issuance date. The conversion price is subject to adjustment for capital increases in order to protect the bondholders from dilution. In addition, from 2002 to 2007, the conversion price may be reset to 101% of the average share price, which is the lowest of the average share price over a 20 business-day period, a 15 business-day period and a 10 business-day period ending on the ex-dividend date of each year, or in the absence of a stock dividend, on June 28 of each year (such lowest price is referred to as the “average share price”). The conversion price is reset to the average share price if the latter is greater than 80% but less than 100% of the previous conversion price. If the average share price is less than 80% of the previous conversion price, the new conversion price shall be 80% of the previous conversion price.

The effective interest rate on the convertible bonds as a result of the accretion of the provision for early redemption is 4.5%.

As of December 31, 2002, the total principal value of convertible bonds, which have been converted to common stock, totaled NT$8,748,700 thousand, which amounted to NT$5,537,141 thousand in NT$10 par value common stock (including certificates exchangeable for common stock) and a premium amount of NT$3,315,293 thousand recorded as capital surplus.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Retirement Plan

The following table sets forth the benefit obligation and accrued pension liabilities balance related to the Company’s retirement plan in the Republic of China as of December 31, 2001 and 2002:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	-	-	-
Non-vested benefit obligation	(60,515)	(100,932)	(2,909)

Accumulated benefit obligation	(60,515)	(100,932)	(2,909)
Additions based on future salaries	(113,691)	(197,811)	(5,701)

Projected benefit obligation	(174,206)	(298,743)	(8,610)
Fair value of plan assets	102,927	159,540	4,598

Funded status	(71,279)	(139,203)	(4,012)
Unrecognized pension loss (gain)	(23,111)	35,998	1,037
Unrecognized transitional asset	17,096	16,013	462

Accrued pension liabilities	(77,294)	(87,192)	2,513

The components of net periodic pension cost for 2000, 2001 and 2002 are summarized as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	42,537	71,022	59,361	1,711
Interest cost	6,545	10,735	7,839	226
Expected return on plan assets	(2,242)	(5,822)	(4,086)	(118)
Amortization	1,739	5,069	(689)	(20)
Loss from settlements
	-	785	-	-

Net pension cost	48,579	81,789	62,425	1,799

Significant actuarial assumptions used in the above calculations are summarized as follows:

	December 31,
	2000	2001	2002
Discount rate	5.75%-6.00%	4.50%	3.75%
Rate of increase in future compensation levels	5.00%-7.00%	5.00%	5.00%
Expected long-term rate of return on plan assets	5.75%-6.00%	4.50%	3.75%

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At the time of the merger, the Company integrated the existing Unipac’s defined benefit plan into the Company’s defined benefit plan. Before the merger consummation, Unipac made a pension benefits settlement for all Unipac’s employees by permanently removing the outstanding years of service that had been earned by all of Unipac’s employees prior to the formation of Acer Display Technology Inc.’s defined benefit plan in 1996. This pension settlement was calculated based on one month of salary for each year of settled service and the resulting cash payout was paid from the plan’s assets, resulting in a settlement loss of NT$785 thousand.

(17)	Stockholders’ Equity

(a)	Common stock and capital increase

The Republic of China GAAP and Company Law provides that capital is created from stock issuance and donated capital. Additionally, companies can transfer capital to common stock as a result of certain transactions involving employee bonuses, donated capital and premium on issuance of common stock.

Based on stockholder resolutions the Company increased its common stock through the issuance of 377,336 thousand shares for NT$7,900,000 thousand in 2001. In addition, pursuant to the Republic of China Company Law, in 2001 the Company also increased its common stock by NT$2,083,000 thousand through the transfer of capital surplus, retained earnings and employee bonuses of NT$625,000 thousand, NT$1,375,000 thousand and NT$83,000 thousand, respectively.

On December 10, 2001, the Company issued 500 million shares of its common stock in the form of 50 million American Deposition Shares (“ADS“s). Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS is US$11.57. The stock issuances described above were authorized by and registered with the government authorities.

As of December 31, 2001 and 2002, the Company’s authorized common stock, par value NT$10 per share, totaled NT$50,000,000 thousand, and the issued and outstanding common stock amounted to NT$29,705,816 thousand and NT$40,242,957 thousand (including the certificates exchangeable for common stock of NT$1,012 thousand), respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Capital surplus

Pursuant to the Republic of China Company Law, the capital surplus has to be used to offset a deficit, and then the capital surplus resulting from the income derived from the issuance of new shares at a premium and from endowments received by the Company can be used to increase common stock. Furthermore, pursuant to the Securities & Futures Exchange Commission (“SFC”) Law Enforcement Rules, the total sum of capital surplus capitalized per annual may not exceed 10 percent of the paid-in capital. Additionally, the capital surplus realized from a capital increase or other source, shall be capitalized only in the following fiscal year after being registered by the Company with the competent authority for approval.

Based on a stockholders resolution on May 21, 2002, the Company offset the accumulated deficit as of December 31, 2001, with the capital surplus resulting from gain on disposal of assets of NT$99 thousand, and the capital surplus resulting from Unipac merger of NT$3,765,730 thousand.

(c)	Legal reserve

According to the Republic of China Company Law, the Company must retain 10 percent of its annual income as a legal reserve until such retention equals the amount of authorized common stock. The retention is accounted for by transfers to a legal reserve upon approval at the annual stockholders’ meeting. The legal reserve can only be used to offset an accumulated deficit and cannot be distributed as dividends.

Based on a stockholders resolution on May 21, 2002, the Company offset the accumulated deficit as of December 31, 2001, with the legal reserve of NT$232,014 thousand.

(d)	Distribution of earnings and dividend policy

After establishing the legal and special reserves, earnings may be distributed in the following order in accordance with the Company’s articles of incorporation:

(i)	5 to 10 percent as employee bonuses

(ii)	1 percent as remuneration to directors and supervisors

(iii)	the remainder, after retaining a certain portion for business consideration, as common stockholders’ dividends.

According to SFC regulations, when there is a deduction item in stockholders’ equity during the year, an amount equal to the deduction item before appropriation must be included as a special reserve within retained earnings. The special reserve will be available for dividend distribution only after the related stockholders’ equity deduction item has been reversed.

In 2001, the Company did not distribute any employees’ bonuses and directors’ and supervisors’ remuneration.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Treasury stock

Based on a board of directors resolution on December 16, 2002, the Company repurchased its own shares from Taiwan Securities Exchange for use as employee bonus shares in future periods. The Company owned treasury stock amounting to 9,041 thousand shares with a total cost of NT$182,849 thousand during the year ended December 31, 2002. None of the treasury stock has been disposed of or transferred to employees as of December 31, 2002.

The SFC regulations imposed to treasury stock transaction are as follows:

1.	Total shares of treasury stock shall not exceed 10% of the Company’s common stock issued.

2.	Total treasury stock purchases shall not exceed sum of retained earnings and capital surplus derived from premiums on capital stock plus other realized capital surplus.

3.	Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends until it is disposed of or transferred to employees.

(18)	Income Taxes

(a)	The Company is authorized to be a “Science-based industry” and “Important technology-based industry” as defined by the Republic of China Statute for the Establishment and Administration of Science-based Industrial Park (the “Statute”). Commencing from January 20, 2001, the statutory tax rate of the Company was 25% due to the revision of the Statute. The Company’s earnings were subject to an income tax rate of 20% before January 20, 2001.

The Company’s purchase of machinery through proceeds from common stock issuances met the prescribed criteria under the Statute and the Statute for Upgrading Industries. Following are the details of the Company’s tax exemption approved by the Ministry of Finance:

Year of investment	Tax exemption products	Tax exemption chosen	Tax exemption period
1990	TFT-LCD	Tax exemption of the Company’s L1 facility
		corporate income taxes for four years	1997-2001
1993	TFT-LCD	Tax exemption of the Company’s L1 facility
		corporate income taxes for four years	2000-2003
1999	TFT-LCD	Tax exemption of the Company’s L2 facility
		corporate income taxes for four years	2002-2005
1996	TFT-LCD	Tax exemption of the Company’s L5 facility
		corporate income taxes for five years	2003-2007

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	2,865	2,471	91	3
Deferred income tax benefit	(929,195)	(36,792)	-	-

	(926,330)	(34,321)	91	3

The differences between income tax expense (benefit) based on the statutory income tax rate and the income tax expense (benefit) as reported in the accompanying consolidated statements of operations for 2000, 2001 and 2002 are summarized as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	387,277	(1,686,138)	1,505,680	43,391
Tax exemption	(53,817)	-	(234,220)	(6,750)
Write-off of loss carryforwards before merger	-	884,193	-	-
Investment tax credits	(2,143,479)	(3,034,847)	(1,505,926)	(43,398)
Increase (decrease) in valuation allowance	895,321	3,808,557	(100,509)	(2,896)
Write off of loss carry forwards
	-	-	311,383	8,973
Other	(11,632)	(6,086)	23,683	683

Income tax expense (benefit)	(926,330)	(34,321)	91	3

Pursuant to Republic of China Income Tax Law, Unipac’s loss carryforwards prior to the merger are not eligible for use by the Company after the merger. As a result, deferred tax assets related to the loss carryforwards that were previously recognized by Unipac were written off in 2001.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Current:
Provision for inventory obsolescence	99,326	98,573	2,841
Unrealized foreign exchange loss (gain)	(67,594)	19,994	576
Unrealized loss and expenses	49,736	113,337	3,266
Investment tax credits	146,181	1,903,818	54,865
Other	1,000	-	-

	228,649	2,135,722	61,548

Valuation allowance	(146,181)	(1,461,893)	(42,129)

Net deferred tax assets–current	82,468	673,829	19,419

Non-current:
Overseas investment loss under the equity method	23,958	227,414	6,554
Difference between the carrying amounts and the tax
basis of accumulated depreciation	(548,280)	(878,192)	(25,308)
Investment tax credits	6,294,122	6,012,431	173,269
Net operating loss carryforwards	1,621,233	-	-
Other	-	21,798	628

	7,391,033	5,383,451	155,143
Valuation allowance	(4,951,492)	(3,535,271)	(101,881)

Net deferred tax assets–noncurrent	2,439,541	1,848,180	53,262

	2,522,009	2,522,009	72,681

Total gross deferred tax assets	8,235,556	8,397,365	241,999
Total gross deferred tax liabilities	(615,874)	(878,192)	(25,308)
Total valuation allowance	(5,097,673)	(4,997,164)	(144,010)

	2,522,009	2,522,009	72,681

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production and pollution control, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied in the final year. As of December 31, 2002, the Company’s remaining investment tax credits and their related expiration years were as follows:

Year occurred	Unused tax credits		Expiration year
	NT$	NT$
(in thousands)
1999	1,903,818	54,865	2003
2000	3,144,940	90,632	2004
2001	1,335,688	38,492	2005
2002	1,531,803	44,145	2006

	7,916,249	228,134

(e)	The tax authorities assessed Unipac additional income tax for 1995 in the amount of NT$11,223 thousand. The additional assessments were mainly due to different interpretations of inventory obsolescence losses. The Company disagreed with the assessments and subsequently filed tax appeals. The loss on inventory obsolescence was physically investigated by the Republic of China Customs and approved by the Administration Bureau of Science-based Industrial Park. As a result, the Company did not recognize the assessed additional income tax, and is awaiting a resolution of this appeal.

In addition, the 1997 and 1998 income tax returns have been assessed by the tax authorities for additional income tax payable of NT$7,326 thousand and NT$7,694 thousand, respectively. The additional assessments resulted from different recognition of the research and development subsidies. The Company disagreed with the assessments and subsequently filed tax appeals. The Company did not recognize the assessed additional income tax, and is awaiting a favorable resolution of these appeals.

As of December 31, 2002, the tax authorities had assessed the income tax returns of the Company and Unipac through 1998.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Information about the integrated income tax system

Beginning in 1998, an integrated income tax system was implemented in the Republic of China. Under the new tax system, the income tax paid at the corporate level can be used to offset the Republic of China resident stockholders’ individual income tax. The Company is required to establish an Imputation Credit Account (ICA) to maintain a record of the corporate income taxes paid and imputation credit that can be allocated to each stockholder. The credit available to the Republic of China resident stockholders is calculated by multiplying the dividend by the creditable ratio. The creditable ratio is calculated as the balance of the ICA divided by earnings retained by the Company since January 1, 1998.

Information related to the ICA is summarized below:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings (accumulated deficits):
Earned after January 1, 1998	(3,997,843)	6,022,669	173,564

ICA balance	1,068	5,770	166

Creditable ratio for earnings distribution to the
Republic of China resident stockholders	-	0.10%

(19)	Earnings Per Common Share

Earnings per common share in 2000, 2001 and 2002 are computed as follows:

	For the year ended December 31,
	2000		2001		2002
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	(in thousands)
Basic earnings per share:
Net income (loss)	1,936,385	2,862,715	(6,744,551)	(6,710,230)	6,022,760	6,022,669

Weighted average number of shares
outstanding (thousand shares):
Shares of common stock at the
beginning of the year	2,384,945	2,384,945	2,384,945	2,384,945	2,970,582	2,970,582
Issuance of common stock for cash	-	-	283,002	283,002	291,667	291,667
Transfer of retained earnings
to common stock	-	-	202,051	202,051	-	-
Treasury stock	-	-	-	-	(377)	(377)
Certificates exchangeable for
common shares	-	-	-	-	377,927	377,927

Weighted average number of shares
outstanding during the year	2,384,945	2,384,945	2,869,998	2,869,998	3,639,799	3,639,799

Basic earnings per share (NT$)	0.81	1.20	(2.35)	(2.34)	1.65	1.65

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,

	2002

	Pre-tax	After tax

	(in thousands)

Diluted earnings per share:
Net income	6,022,760	6,022,669
Effects of potential common shares:
Adjustment for interest of convertible
bonds payable	170,825	128,119

	6,193,585	6,150,788

Shares of common stock at the beginning of
the year	2,970,582	2,970,582
Potential number of common shares assumed
upon conversion of convertible bonds	632,910	632,910
Issuance of common stock for cash	291,667	291,667
Treasury stock	(377)	(377)
Weighted average number of shares
outstanding during the year	3,894,782	3,894,782

Diluted earnings per share (NT$)	1.59	1.58

(20)	Financial Instruments

(a)	Non-derivative financial instruments

The Company’s non-derivative financial assets include cash and cash equivalents, short-term investments, notes and accounts receivable, restricted cash in banks, receivables from related parties and long-term investments. The Company’s non-derivative financial liabilities consist of short-term borrowings, long-term borrowings, bonds payable, commercial paper, convertible bonds payables, accounts payable, payables to related parties, and equipment and construction in progress payables.

As of December 31, 2001 and 2002, the carrying amounts of non-derivatives financial instruments that were not equal to their fair values were as follows:

	December 31, 2001

		Carrying
	Fair value	amount

	NT$	NT$
Assets:
Short-term investments	5,507,748	5,026,543
Liabilities:
Bonds payable	3,167,751	3,000,000
Convertible bond payable	17,600,000	10,028,796

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2002

	Fair value		Carrying amount

	NT$	US$	NT$	US$
	(in thousands)
Assets:
Short-term investments	3,231,835	93,136	3,231,835	93,136
Liabilities:
Bonds payable	2,086,635	60,134	1,992,000	57,406
Convertible bond payable	1,612,926	46,482	1,286,882	37,086

The following methods and assumptions are used to estimate the fair value for each class of non-derivative financial instruments:

1.	The carrying amounts of cash and cash equivalents, notes and accounts receivable, restricted cash in banks, accounts payable, payables to related parties, equipment and construction in progress payables and short-term borrowings approximate their fair value due to the short-term nature of these items.

2.	The fair value of short-term investments is based on publicly quoted market prices.

3.	It is not practicable to determine the fair value of long-term equity investments when these investments are not publicly traded. Refer to note 8 for information on the carrying amount.

4.	Long-term borrowings and long-term commercial paper are issued at floating rates. The fair value approximates their carrying value. Refer to notes 12 and 13.

5.	The fair value of bonds payable is based on the present value, which is forecasted and discounted using cash flows and interest rates of similar liabilities. The fair value of convertible bonds payable is based on publicly quoted market prices for the convertible bonds.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Derivative financial instruments

1.	Interest rate swaps

The Company has entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with rising interest rates on its floating rate long-term commercial paper. As of December 31, 2001 and 2002, interest rate swap contracts outstanding were as follows:

December 31, 2001

			Fixed	Variable
		Notional	interest	interest rate
Bank	Maturity	amount	rate paid	received	Fair value

		NT$			NT$
		(in thousands)
Citibank N.A.	June 17, 2002	500,000	6.25%	2.392%	(9,568)
Chinatrust	September 17, 2002	500,000	6.25%	2.392%	(14,188)
ABN Amro	December 17, 2002	500,000	5.98%	2.392%	(17,218)
Citibank N.A.	March 17, 2004	500,000	5.65%	2.392%	(17,380)
Chinatrust	March 17, 2004	500,000	5.75%	2.392%	(29,550)
Chinatrust	March 17, 2004	500,000	5.96%	2.392%	(31,835)
Chinatrust	March 17, 2004	500,000	6.08%	2.392%	(33,140)

					(152,879)

December 31, 2002

			Fixed	Variable
		Notional	interest	interest rate
Bank	Maturity	amount	rate paid	received	Fair value

		NT$			NT$
		(in thousands)
Citibank N.A.	March 17, 2004	300,000	5.65%	1.602%	(9,061)
Chinatrust	March 17, 2004	500,000	5.75%	1.602%	(25,825)
Chinatrust	March 17, 2004	500,000	5.96%	1.602%	(27,122)
Chinatrust	March 17, 2004	500,000	6.08%	1.602%	(27,863)

					(89,871)

These agreements require the Company to make periodic fixed rate payments while receiving periodic variable rate payments indexed to the 90-day Taipei Money Market Secondary middle rate at 11:00 am Taipei Time determined on a simple average of rates appearing on Telerate page 6165.

The additional interest expense as a result of these interest rate swap contracts for the years ended December 31, 2000, 2001 and 2002 was NT$36,284 thousand, NT$63,930 thousand and NT$110,176 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Foreign currency forward contracts

The Company used foreign currency forward contracts to hedge existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. The counter parties of the Company’s derivative contracts are reputable financial institutions.

As of December 31, 2001 and 2002, the details of foreign currency forward contracts outstanding were as follows:

December 31, 2001

			Contract				Maturity
Buy	Sell		amount	Fair value	Settlement date		amount

			US$	NT$
				(in thousands)
NTD	USD		25,000	(13,271)	January 25, 2002	NTD	861,452
USD	NTD		19,000	2,478	January 10,2002 -	USD	19,000
					January 25, 2002
YEN	USD		36,000	(27,767)	January 10,2002 -	YEN	4,618,190
					January 25, 2002
				(38,560)

December 31, 2002

			Contract				Maturity
Buy	Sell		amount	Fair value	Settlement date		amount

				NT$
				(in thousands)
NTD	USD	US$	388,000	(22,720)	January 10, 2003-	NTD	13,466,516
					April 10, 2003
YEN	NTD	NT$	2,977,245	102,505	January 24, 2003-	YEN	10,500,000
					February 25, 2003
YEN	USD	US$	30,000	5,581	February 10, 2003-	YEN	3,577,025
					February 25, 2003
YEN	RMB	RMB$	42,000	(3,808)	January 13, 2003	YEN	593,187

				81,558

The fair value of the derivative financial instruments is estimated based on quoted market prices from brokers or banks.

As of December 31, 2000, 2001 and 2002, the unrealized gain (loss) based on the spot rates of the above foreign currency forward contracts was NT$(662) thousand, NT$(59,009) thousand and NT$101,956 thousand, respectively. The realized gain (loss) resulting from foreign currency forward contracts was NT$(61,609) thousand, NT$11,343 thousand and NT$66,683 thousand in 2000, 2001 and 2002, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The details of the above foreign currency forward contracts balance as of December 31, 2001 and 2002 is as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Foreign currency forward contracts receivable	2,092,101	17,758,830	511,782
Foreign currency forward contracts payable	(2,134,939)	(17,680,344)	(509,520)
Unamortized premium	11,318	12,727	367

Foreign currency forward contract receivable (payable), net	(31,520)	91,213	2,629

(c)	Credit and other risk relating to financial instruments

1.	Credit risk related to non-derivative instruments

The Company’s potential credit risk is derived primarily from cash in bank, short-term investments, and accounts receivable.

The Company maintains its cash and short-term investments with various reputable financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. As a result, the Company believes that there is a limited concentration of credit risk in cash and investments.

The majority of the Company’s customers are in the notebook personal computer and LCD monitor industry. The Company continuously evaluates the credit quality of its customers. If necessary, the Company will require collateral from those customers. In addition, the Company evaluates the collectibility of trade receivables and provides adequate reserves for bad debts, if necessary. It is management’s belief that there will be no significant losses due to concentration of credit.

2.	Credit risk relating to derivative instruments

Credit risk represents the accounting loss that would be recognized at the reporting date if the counter parties failed to perform. Credit risk will increase as the derivative instruments become more profitable to the Company. The Company entered into the above derivative contracts with major international foreign banks or reputable local banks. The likelihood of default on the part of the banks is considered remote.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	Market price risk relating to derivative instruments

Market price risk represents the accounting loss that would be recognized at the reporting date for the derivative financial instruments due to the changes in market interest rates or foreign exchange rates. As the Company’s derivative financial instruments are for hedging purposes, the gains or losses due to changes in interest rates or foreign exchange rates will be offset by the hedged items. As a result, market price risk is considered low.

4.	Liquidity risk

Liquidity risk is the risk of being unable to settle the derivative contracts on schedule. The purpose of these instruments held by the Company is to manage and hedge changes in cash flows and risks associated with floating interest rate debt and foreign currency rates. There is no significant liquidity risk for the related cash flows.

The fair values of the financial instruments disclosed herein are not necessarily representative of the potential gain or loss that could be realized under current credit and market price risks. The Company does not believe a significant loss on the above financial derivative contracts will occur.

(21)	Related-party Transactions

(a)	Name and relationship

Name of related party	Relationship with the Company
BenQ Inc. (“BenQ”)	Shareholder and represented on the Company’s board of directors, formerly known as Acer Communications & Multimedia Inc.
United Microelectronics Corp. (“UMC”)	Shareholder and represented on the Company’s board of directors
Chiao Tung Bank Taiwan, Republic of China (“CTB”)	Shareholder and represented on the Company’s board of directors before May 16, 2002
BenQ Mexican, S.A. De C. V. (“BQX”)	Subsidiary of BenQ
BenQ (IT) Co., Ltd. Suzhou (“BQS”)	Investee of BenQ
Acer Inc. (“AI”)	Shareholder and represented on BenQ’s board of directors
Acer Sertek Inc. (“Sertek”)	Investee of AI (On March 27, 2002, Sertek was merged with and into AI)
Min Tour Inc. (“MTI”)	Investee of AI
Wistron Corp. (“Wistron”)	Subsidiary of AI
Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company
Aopen Inc. (“Aopen”)	Investee of Wistron
Faraday Technology Corp. (“Faraday”)	Investee of UMC
Novatek Microelectronics Corp. (“NVT”)	Investee of UMC
Applied Component Technology Corp. (“ACT”)	Investee of UMC
Unimicron Technology Corp.(“UTC”, formerly known as World Wiser Electronics Inc.)	Investee of UMC

(b)	Significant transactions with related parties

1.	Sales and trade receivables

Net sales to related parties were as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
BQS	-	-	9,922,932	285,963
BenQ	884,120	6,696,443	5,823,413	167,822
WPH	89,776	1,399,799	2,104,295	60,643
Wistron	-	-	1,017,734	29,330
AI	3,714,850	1,479,904	853,692	24,602
ACT	-	114,757	747,615	21,545
BQX	-	-	721,631	20,796
Aopen	-	-	301,573	8,691
Other	4,992	1,500	533	15

	4,693,738	9,692,403	21,493,418	619,407

The credit policy for sales to related parties and other customers is letter of credit on 15 to 60 days and 30 to 60 days, respectively. The average collection days extended for sales to related parties for the years ended December 31, 2000, 2001 and 2002 are 32 days, 52 days and 51 days, respectively, and for other customers are 33 days, 61 days and 64 days, respectively. The product price and other terms for sales to related parties are similar to other unrelated customers.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2001 and 2002, receivables resulting from the above transactions were as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
BQS	-	3,038,663	87,570
BenQ	1,983,056	-	-
AI	7,426	218,994	6,311
BQX	-	157,866	4,549
WPH	332,931	35,584	1,025
ACT	89,684	65,292	1,882
Other	215	121,034	3,488
Less: allowance for doubtful accounts	(8,285)	(5,370)	(155)

	2,405,027	3,632,063	104,670

2.	Purchases

Purchases from related parties were as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
BenQ	111,614	1,106,116	1,176,992	33,919
NVT	498,317	734,327	2,370,324	68,309
Faraday	128,753	100,744	144,707	4,170
UTC	2,767	76,319	-	-
Others	63,397	3,184	11,260	325

	804,848	2,020,690	3,703,283	106,723

The purchase prices and payment terms with these related parties were not materially different from those with other unrelated vendors. The payment period was both 30 to 120 days in 2001 and 2002.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	Acquisition of property, plant and equipment

Acquisition of property, plant, equipment and computer software from related parties for the years ended December 31, 2000, 2001 and 2002 was as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
BenQ	24,516	7,178	-	-
AI	-	29,766	38,331	1,105
Sertek	57,138	32,124	-	-
Others	292	12,803	34,345	990

	81,946	81,871	72,676	2,095

4.	Sales of equipment

Sales of equipment to UMC for the year ended December 31, 2002, amounted to NT$44,448 thousand. The related loss amounted to NT$157 thousand, which was included in non-operating loss. As of December 31, 2002, the receivable resulting from the above transaction was NT$1,954 thousand.

5.	Operating leases and refundable deposits

The Company entered into lease agreements for land, building, dormitory and equipment with related parties. The related rent expenses and administration fees for the years ended December 31, 2000, 2001 and 2002, were as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
UMC	65,884	65,186	41,355	1,192
MTI	54,488	62,697	67,207	1,937
Others	10,335	6,502	482	14

	130,707	134,385	109,044	3,143

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2001 and 2002, refundable deposits resulting from the above transactions were as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
MTI	867,000	867,000	24,986
Other	208	100	3

	867,208	867,100	24,989

The Company leased part of its L5 facility to related parties. The rental income amounted to NT$6,166 thousand; NT$24,809 thousand and NT$30,067 thousand for the years ended December 31, 2000, 2001 and 2002, respectively. As of December 31, 2001 and 2002, rental and other receivables, recorded as receivables, were NT$23,653 thousand and NT$12,386 thousand, respectively.

6.	Other

In 2001, AI provided market promotion services to the Company for a fee (recorded as selling expense) in the amount of NT$51,948 thousand, which had been paid in full as of December 31, 2001.

Amounts paid to related parties for reimbursement of miscellaneous expenditures paid on behalf of the Company amounted to NT$40,825 thousand; NT$36,722 thousand and NT$48,061 thousand for the years ended December 31, 2000, 2001 and 2002, respectively.

As of December 31, 2001 and 2002, amounts due to related parties that resulted from the above purchases, acquisition of property, plant and equipment; lease agreements and operating expenses were as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
BenQ	237,650	40,152	1,157
NVT	165,353	473,144	13,635
WWEI	34,895	1,491	43
Others	55,509	45,818	1,321

	493,407	560,605	16,156

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Financing

The Company’s loans from CTB are summarized as follows:

Year	Maximum balance	Interest rate	Ending balance	Interest expenses	Interest payable
	NTS$		NT$	NT$	NT$
(in thousands)
2001	331,849	Floating	-	4,880	-

(22)	Pledged Assets

Assets pledged as collateral are summarized below:

		December 31,
Pledged assets	Pledged to secure	2001	2002
		NT$	NT$	US$
		(in thousands)
Restricted cash in banks	Oil purchase, customs duties and guarantees for foreign workers	149,542	52,200	1,504
Building	Long-term borrowings	2,408,471	2,760,727	79,560
Machinery and equipment	Long-term borrowings, commercial paper payable and bonds payable	40,732,252	36,810,785	1,060,830

		43,290,265	39,623,712	1,141,894

(23)	Commitments and Contingencies

(a)	As of December 31, 2001 and 2002, the Company had the following outstanding letters of credit:

	December 31,
Currency	2001	2002
	(in thousands)
USD	5,925	18,820
JPY	2,116,986	724,191

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment from foreign suppliers. The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Technical service agreements

(i)	In accordance with a plasma display panel co-development agreement dated November 21, 1996, between the Company and the Industrial Technology Research Institute (“ITRI”), the Company is required to pay ITRI a fixed license fee and running royalty based on net sales for a five-year period from the start of contract. The fixed license fee was recorded as deferred technology royalty fee and is being amortized over the contract period of five years. This license expired in 2001 and has not been renewed.

(ii)	The Company entered into TFT-LCD technical transfer and co-development agreements with IBM in March 1998 and August 1999. In accordance with the agreements, the Company is required to pay IBM a fixed license fee and a percentage of net sales as a running royalty starting from the commercial production date. The fixed license fee was recorded as deferred technology royalty fee and is being amortized over the period of the contracts. In September 2002, the Company paid IBM a one time additional fee of NT$837,402 to replace all future royalty payments due under this agreement. This amount was capitalized and is being amortized over the remaining term of the related agreements.

(iii)	The Company entered into a technical cooperation agreement with Matsushita Electric Industrial Co., Ltd. to manufacture TFT-LCD modules in October 1998. In accordance with the agreement, the Company paid a fixed license fee upon the effective date, and a percentage of net sales as a running royalty starting from the commercial production date. The fixed license fee was record as deferred technology license and patent fees, and is being amortized over the period of the contract.

(iv)	In July 2000, the Company entered into a five-year product and process technology agreement for multi-domain vertical alignment technologies applicable to liquid crystal display modules with Fujitsu Limited. In accordance with the agreement, the Company paid Fujitsu Limited a fixed license fee and an ongoing percentage of net sales as running royalty of the licensed products. The fixed license fee was recorded as deferred fixed license and patent fees, and is being amortized over the contract period.

The details of the above capitalized technology fixed license and patents fees for product and process technology were as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Technology fixed license and patent fees	5,081,757	6,195,253	178,537
Less: accumulated amortization	(2,012,124)	(3,210,798)	(92,530)

	3,069,633	2,984,455	86,007

Amortization of capitalized technology fixed license and patent fees amounted to NT$831,765 thousand, NT$887,351 thousand and NT$1,198,674 thousand in 2000, 2001 and 2002, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Government grants

(i)	The Company entered into an agreement on April 14, 2000, with the Ministry of Economic Affairs (“MOEA”) to obtain grants from MOEA for the “50" PDP Module Technology” research and develop project from January 1, 2000 to March 31, 2002. According to the agreement, the grants totaled NT$43,333 thousand. The Company has the legal ownership of the result from the project. For the years ended in December 31, 2000, 2001, and 2002, the grants from MOEA, recognized as non-operating income, amounted to NT$21,016, NT$16,738 thousand, and NT$5,579 thousand, respectively. The Company provided an off-balance sheet guarantee of NT$43,333 thousand to guarantee the completion of the project as of December 31, 2001. The Company has completed the project in 2002.

(ii)	The Company entered into an agreement in December 2002 with the MOEA to obtain grants from MOEA for the “Full Color Active Matrix Organic Light Emitting Display Technology” research and develop project from December 1, 2002 to May 31, 2004. According to the agreement, the grants totaled NT$25,100 thousand. The Company has the legal ownership of the result of the project. For the year ended in December 31, 2002, the grant from MOEA, recognized as non-operating income, amounted to NT$1,560 thousand. The Company provided an off-balance-sheet guarantee of NT$30,120 thousand to guarantee the completion of the project as of December 31, 2002.

(d)	As of December 31, 2001 and 2002, outstanding commitments for purchase agreements for major machinery and equipment totaled NT$6,806,074 thousand and NT$24,264,403 thousand, respectively.

(e)	Operating leases agreements

The Company entered into land lease agreements with Min Tour Inc. and the Science-based Industrial Park Administration Bureau for a period of 14 to 15 years and 20 years, respectively. In accordance with the lease agreements, rental payments are subject to adjustment 5 percent each year or as the government reappraises the land value, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments as of December 31, 2002, under the existing non-cancelable agreements are:

Years	Minimum lease payments
NT$ (in thousands)
2003	149,199
2004	152,728
2005	156,434
2006	160,325
2007	164,411
After 2008	1,675,662

Rental expense for operating leases amounted to NT$278,962 thousand, NT$264,798 thousand and NT$231,548 thousand in 2000, 2001 and 2002, respectively.

(f)	Litigation

(i)	In November 2000, Sharp Corp. (“Sharp”) notified Unipac, along with several other Taiwan TFT-LCD manufactures, of Sharp’s claim that certain of its patents had been infringed. Sharp claimed in its formal notice to Unipac that five of Sharp’s Taiwan patents had been infringed by Unipac’s production of four TFT-LCD modules. Subsequently, Sharp made a criminal complaint against certain officers of Unipac with the Public Prosecutor’s Office in the Hsin-Chu District Court, naming the Chairman of Unipac, as a defendant. As of January 23, 2003, the court had discharged the former Chairman of Unipac, and as for the other part of the investigation, the Public Prosecutor’s Office has not concluded the investigation.

The Company cannot predict the outcome of Sharp’s criminal complaint. Neither Sharp nor any third party has brought any civil or criminal action against the Company in connection with the claimed patent infringement described above. Management does not believe that any of the five patents that are the subject of Sharp’s complaint is material to the Company’s current operations.

(ii)	In June 2002, Semiconductor Energy Laboratory Co., Ltd. (“SEL”) notified the Company that the Company’s manufacturing technologies had infringed its patents. On June 28, 2002, the Company received the official prosecution notice with SEL from the United States District Court of U.S.A. The Company is evaluating, analyzing and preparing the related documents for future investigation, and currently, the proceeding has not moved to the stage of discovery.

Management believe that the ultimate resolution of these above matters will not have a material effect on the Company’s results of operations or financial position.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

To the Company’s knowledge, there are no other asserted claims or litigation that could have or that have in the recent past, had any significant impact on its business results, financial situation, or ownership of assets and liabilities.

(24)	Segment Information

(a)	Industrial information

The Company consists of a single reportable operating segment, namely, the research, development, production and sale of TFT-LCDs, and other flat panel displays.

(b)	Geographic information

Geographical breakdown of sales for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	18,165,010	28,685,638	40,091,288	1,155,369
The People’s Republic of China	-	636,084	18,341,517	528,574
Other (individually less than 10% of
total net sales)	7,418,209	8,266,903	17,256,360	497,301

	25,583,219	37,588,625	75,689,165	2,181,244

Sales are attributed to countries based upon the origin of the sales.

The long-lived assets relating to above geographic areas were as follows:

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	64,313,291	68,593,178	72,983,829	2,103,281
The People’s Republic of China	-	145,341	2,663,249	76,751
Other	636	717	3,452	99

	64,313,927	68,739,236	75,650,530	2,180,131

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2000, 2001 and 2002, sales to individual customers representing greater than 10 percent of consolidated revenues were as follows:

	For the year ended December 31,
	2000		2001		2002
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
	(in thousands)
AI	3,714,850	15	1,479,904	4	853,692	24,602	1
IBM	2,640,969	10	218,666	1	–	–	–
BenQ	884,120	3	6,696,443	18	5,823,413	167,822	8
Matsushita	2,607,025	10	1,545,958	4	1,308,517	37,709	2
BQS	–	–	–	–	9,922,932	285,963	13

Total net sales to major
customers	9,846,964	38	9,940,971	27	17,908,554	516,096	24

(25)	Reclassifications

Certain amounts in the 2000 and 2001 financial statements have been reclassified to conform to the 2002 presentation for comparison purpose. These reclassifications do not have a significant impact on the consolidated financial statements.

(26)	Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). A discussion of the material differences between US GAAP and ROC GAAP as they apply to the Company is as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Business combination

The Company completed its merger with Unipac on September 1, 2001 through the issuance of 1,512,281 thousand common shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, all prior period consolidated financial statements of AU have been restated to include the results of operations, financial position and cash flows of Unipac. Further, according to Republic of China Company Law, the excess of Unipac’s net assets over par value of the Company’s issued common stock for completion of the merger has been appropriated from unappropriated earnings and recorded as capital surplus. Under US GAAP, the merger has been accounted for as the acquisition of Unipac by the Company using the purchase method of accounting. Under purchase accounting, the aggregate purchase price of NT$39,636,901 thousand was calculated based on the market value of the shares issued and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values. The market value of the shares was based on the average market price of the Company’s common shares over the five-day period before and after the terms of the acquisition were agreed upon and announced. The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac has been recorded as goodwill. The results of Unipac prior to the acquisition date of September 1, 2001 are excluded from the US GAAP results of operations.

Unipac was involved in the design, production and marketing of both small-size and large-size TFT-LCD panels. Unipac had a stronger position in the small-size TFT-LCD panel market because, as an early entrant in the TFT-LCD industry, Unipac initially focused on small-size panels. After the merger, the Company will be the only TFT-LCD manufactures in Taiwan, and one of the few in the world, offer TFT-LCD panels in a fall range of product sizes. These factors contributed to the purchase price.

The Company’s management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including valuation reports by third parties. The following table summarizes the fair value of the assets and liabilities of Unipac at the date of acquisition.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 1, 2001
NT$ (in thousands)
Current assets	10,566,296
Long-term investments	38,767
Plant, property and equipment	30,568,067
Intangible assets	8,730,382
Goodwill	11,599,692
Other assets acquired	443,961

Total assets	61,947,165

Current liabilities	2,763,917
Long-term debt	18,615,702
Other liabilities	930,645

Total liabilities assumed	22,310,264

Net assets acquired	39,636,901

Of the NT$8,730,382 thousand of acquired intangible assets, NT$53,450 thousand was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with Financial Accounting Standard Board (FASB) Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. Those write-offs are included in research and development expenses. The remaining NT$8,676,932 thousand of acquired intangible assets has a weighted average useful life of approximately 88 months and no estimated residual value. Such intangible assets include large-size TFT-LCD panel’s product and process technology of NT$3,123,655 thousand and small and mid-size TFT-LCD panel’s product and process technology of NT$5,553,277 thousand. The key technology for small and mid-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita Electric, Industrial Co., Ltd., (Matsushita), product technologies developed by Unipac and the three related patents.

The fair value of Unipac’s inventory (represented by estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort) was less than its carrying amount by approximately NT$387,901 thousand at September 1, 2001. As a result, the amount allocated to Unipac’s inventory in connection with the purchase price allocation performed under US GAAP was NT$387,901 thousand less than the carrying value of Unipac’s inventory under ROC GAAP. The majority of the affected inventory was sold prior to December 31, 2001, which resulted in lower cost of sales of NT$331,656 thousand under US GAAP as compared to ROC GAAP for the year ended December 31, 2001. The remaining of the affected inventory was sold in 2002, which resulted in lower cost of sales of NT$56,245 thousand under US GAAP as compared to ROC GAAP.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following summarized, unaudited pro forma results of operations for the years ended December 31, 2000 and 2001 are presented as though the acquisition occurred at the beginning of the respective periods (dollars in thousands except per share amounts):

	For the year ended December 31,
	2000	2001
	(in thousands)
Net sales	25,583,220	37,588,625
Net income (loss)	628,999	(8,279,909)
Basic and diluted loss per share	0.57	(3.11)

The remaining purchase price of NT$11,599,692 thousand was allocated to goodwill. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, goodwill arising from purchase business combinations consummated after June 30, 2001 is not amortized but is tested for impairment. Amortization of goodwill is not deductible for tax purposes.

Effective January 1, 2002 for US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 classifies intangible assets into three categories: 1) intangible assets with definite lives subject to amortization; 2) intangible assets with indefinite lives not subject to amortization; and 3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate that the carrying value may not be recoverable. The Company has no intangible assets with indefinite lives. Goodwill is not amortized.

The Company performs tests of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of the reporting unit with its carrying value, using different methodologies, including estimates of sales proceeds, appraisals, and market capitalization values. In 2002, the Company tested goodwill for impairment. Based on these assessments, the Company concluded that goodwill was not impaired.

The Company’s product and process technology intangible assets are amortized over their useful lives. The Company reviews such product and process technology assets with definite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic region, or a change in the assessment of future operations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Compensation

(i)	Remuneration to directors and supervisors

The Company’s articles of incorporation, which specify a remuneration amount of 1% of annual distributable earnings to be paid to its directors and supervisors. Under ROC GAAP, such payments are charged directly to retained earnings in the period stockholders approve such payment. Under US GAAP, such cash payments should be recorded as compensation expense in the period when the related services are rendered.

(ii)	Employee bonuses

Certain employees of the Company are entitled to bonuses in accordance with provisions of the Company’s articles of incorporation, which specify a bonus amount ranging from 5 % to 10 % of annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is charged to income in the year services are provided. Shares to be issued as part of these bonuses are recorded at fair value. Since the amount and form of the bonuses are not finally determinable until the stockholders’ meeting in the subsequent year, the total amount of the bonus is initially accrued based on the minimum cash value to be paid. Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized in the year of approval by the stockholders.

(c)	Equity method investments

The Company held a 21% ownership interest in PixTech as of December 31, 2001 and 2002. Under ROC GAAP, because the Company had no intention to hold PixTech’s stock for the long term, the investment in PixTech was recorded as a short-term investment and accounted for at the lower of aggregate cost or fair value with changes in fair value being reported in the consolidated statements of operations. Under US GAAP, the investment in PixTech was accounted for under the equity method.

In 2002, the Company wrote off the value of its investment due to the other than temporary decline in investment value for both ROC GAAP and US GAAP. As a result, the December 31, 2002 US GAAP adjustment related to PixTech consists of the difference in the amount of the write off due to the different carrying amounts of this investment under both ROC GAAP and US GAAP.

As permitted under ROC GAAP, the Company recognizes its equity in income (loss) of Patentop in the following year on a one-year lag basis. Under US GAAP, the Company recognizes its equity in the income (loss) of Patentop and PixTech in the current year.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Marketable securities

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market. Under US GAAP, equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Equity securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. The Company had no trading portfolio as of December 31, 2001 and 2002.

(e)	Provision for inventory obsolescence and devaluation

A provision for inventory obsolescence and devaluation is recorded when management determines that the market values of inventories are less than their cost basis. Under ROC GAAP, such provisions can be reversed in whole or in part if management further determines that the market values of inventories are greater than their cost basis. Under US GAAP, provisions for inventory obsolescence and devaluation become a permanent adjustment to the carrying amount of the specific inventory whose market values are less than their cost basis, as deemed by management. Obsolescence and devaluation provision adjustments are included as part of cost of goods sold under US GAAP, and cannot be reversed once they are recorded.

(f)	Convertible bonds

When convertible bonds are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the bonds. Under US GAAP, beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital surplus. In connection with the Company’s issuance of convertible bonds in November 2001, the amount of the beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. As a result of allocating a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to capital surplus, a discount on the bonds was recognized. The discount resulting from such allocation is recognized as interest expense over the life of the convertible debt. The face amount of the convertible bonds was NT$10,000,000 thousand, and the discount recognized on the date of issuance resulting from the beneficial conversion feature was NT$886,076 thousand. The effective interest rate of the bonds is approximately 6.0% and their carrying amount at December 31, 2001 and 2002 under US GAAP was NT$9,156,713 thousand, and NT$1,205,996 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value, with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 % of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The effect of this dividend would have decreased retained earnings and increased capital surplus for the year ended December 31, 2001 and 2002, by NT$2,891,625 thousand and NT$0 thousand, respectively.

(h)	Pension benefits

Prior to January 1, 1998, the pension expense recorded by the Company in connection with its defined pension plan was based on contributions made by the Company to the pension plan as required by the Republic of China Labor standard Law. Effective from January 1, 1998, the Company adopted ROC GAAP SFAS No. 18, “Accounting for Pension”, which is similar in many respects to US GAAP SFAS Nos. 87 and 88. Subsequent to January 1, 1998, net pension expense was recognized on an actuarially determined basis. Under US GAAP, the accumulated pension obligation and the pension expense is determined on an actuarial basis from the date the pension plan was started in 1996. There were no material differences between ROC GAAP and US GAAP related to pension accounting.

(i)	Depreciation of property, plant and equipment

Under ROC GAAP, the Company depreciates buildings over their estimated lives of between 20 to 50 years based on guidance from the Republic of China Internal Revenue Code. Under US GAAP, buildings are depreciated over an estimated useful life of 20 years.

(j)	Derivative financial instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company also has exposure to changes in interest rates that affect its cash flows on long-term debt. The Company uses financial instruments, including derivatives such as foreign currency forward contracts and interest rate swaps, to reduce this exposure. Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under US GAAP, prior to the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, the Company recorded its interest rate swaps as hedge transactions by recording the net receivable or payable each month related to these interest rate swap contracts, offsetting and adding to interest expense of the related debts. For foreign currency forward contracts prior to the adoption of SFAS No. 133, as amended, the Company recorded unrealized gains or losses measured using the change in spot rate of the contract in the consolidated statements of operations if the contracts were used to hedge existing foreign currency denominated receivables and payables, or deferred recognition of unrealized gains or losses for those contracts hedging anticipated transactions that would be denominated in a foreign currency. The discount or premium on a forward contract was amortized into earnings over the life of the contract.

As a result of adopting SFAS No. 133, as amended, as of January 1, 2001, and in accordance with the transition provisions, the Company recorded an after tax charge of NT$551 thousand representing the cumulative effect of the adoption related to the foreign currency forward contracts, and a cumulative after-tax adjustment to accumulated other comprehensive income of NT$30,937 thousand related to the interest rate swaps. Amounts expected to be reclassified to earnings over the next twelve months are not material. The after-tax charge to the statements of operations had no material effect on US GAAP basic EPS for the year ended December 31, 2001.

After the adoption of SFAS No. 133, as amended, none of the Company’s existing derivatives meet the US GAAP hedge accounting criteria. All derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date are recognized in earnings for US GAAP purposes. In addition, the Company reclassified NT$9,376 thousand, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts in both 2001 and 2002. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of results of operations under US GAAP.

(k)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to periods subsequent to that in which they are earned are accrued for at each balance sheet date.

(l)	Research and development expense

For ROC GAAP, the amortization of the payment of the capitalized technology fixed license and patents fees for product and process technology is included in research and development expense. For US GAAP, this amortization expense is included in cost of goods sold.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5 % each year. Under ROC GAAP, fixed escalation of rental payment are recognized as they become payable. Under US GAAP, fixed escalation of rental payments have been recognized on a straight-line basis over the lease term.

(n)	Income tax

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent as compared to US GAAP. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence, which is difficult to overcome with projections of future taxable income for the purpose of determining the valuation allowance.

Under a revised ROC tax rule effective on January 1, 1998, an additional 10 percent corporate income tax will be assessed on taxable income but only to the extent such taxable income is not distributed before the end of the following year. As a result, from January 1, 1998 to January 20, 2001, the undistributed income of the Company is subject to a corporate tax rate of 28 % and distributed income is taxed at 20%. Commencing from January 20, 2001, the undistributed and distributed income is subject to a corporate tax rate of 32.5 % and 25%, respectively. Under ROC GAAP, the 10 % tax on undistributed earnings is recognized as an expense at the date that stockholders resolve the amount of the earnings distribution. Under US GAAP, the Company measures its tax expense, including the tax effects of temporary differences, using the undistributed rate.

(o)	Earnings (loss) per share

Under ROC GAAP, primary earnings (loss) per share (EPS) are calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Fully diluted EPS is calculated by taking primary EPS into consideration, plus additional common shares that would have been outstanding if the potential dilutive shares had been issued. Net income would also be adjusted for the interest derived from any underlying dilutive shares. The weighted-average outstanding shares are restated for stock dividends issued, and transfers from retained earnings or capital stock to common stock.

The EPS calculation of basic and diluted EPS under US GAAP is substantially the same as compared to the calculation under ROC GAAP. However, under US GAAP, the weighted-average outstanding shares would not have been restated for stock dividends issued, and transfers from retained earnings or capital surplus to common stock.

As a net loss has been reported in 2001, the dilutive effects of the Company’s convertible bonds issued in November 2001 have not been considered for purposes of calculating dilutive EPS.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	US GAAP reconciliations

1.	Reconciliation of consolidated net income (loss)

	For the year ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands except per share data)
Net income (loss), ROC GAAP	2,862,715	(6,710,230)	6,022,669	173,564
US GAAP adjustments:
(a) Reversal of pooling-of-interests method of accounting	(1,101,502)	2,098,374	-	-
(a) Recognition of purchase method of accounting
- Charge-off of IP R&D	-	(53,450)	-	-
- Amortization of intangible assets	-	(349,832)	(1,049,496)	(30,245)
- Amortization of premium on bonds payable	-	23,883	60,268	1,737
- Inventory	-	331,656	56,245	1,621
- Depreciation	-	1,774	(240,365)	(6,927)
(b) Compensation
- Remuneration to directors and supervisors	(8,303)	-	(54,204)	(1,562)
- Employee bonuses
- Accrual	(83,000)	-	(433,632)	(12,497)
- Adjustment to fair value	-	(174,549)	-	-
(c) Investment loss on long-term investment equity method	-	(83,559)	(79,731)	(2,298)
(d) Investment gain (loss) in marketable securities	-	(54,924)	1,132,551	32,638
(e) Provision for inventory obsolescence and devaluation	-	-	(33,945)	(978)
(f) Accretion of interest expense resulting from beneficial
conversion feature of convertible bonds	-	(13,993)	(106,454)	(3,068)
(i) Depreciation on property, plant and equipment	(60,385)	(141,722)	(173,510)	(5,000)
(j) Derivative financial instruments recorded at fair value	-	(158,679)	78,024	2,249
(j) Cumulative effect of change in accounting principle, net of tax	-	(551)	-	-
(k) Compensated absences accrual	-	(33,462)	(8,490)	(245)
(m) Escalation adjustment of rent expense	(25,480)	(21,646)	(19,096)	(550)
(n) Valuation allowance for deferred tax assets	(930,000)	-	-	-
Tax effect of US GAAP adjustment	-	-	(211,952)	(6,108)

Net income (loss), US GAAP	654,045	(5,340,910)	4,938,882	142,331

Basic earnings per share under US GAAP
(in dollars)	0.59	(2.98)	1.36	0.04

Diluted earnings per share under US GAAP
(in dollars)	0.59	(2.98)	1.32	0.04

Basic-Weighted-average number of shares outstanding (in thousands)	1,100,000	1,791,755	3,639,799	3,639,799

Diluted-Weighted-average number of shares outstanding (in thousands)	1,100,000	1,791,755	3,894,782	3,894,782

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Reconciliation of consolidated stockholders’ equity

		For the year ended December 31,
		2001	2002
(in thousands)		NT$	NT$	US$
Total stockholders’ equity, ROC GAAP		43,947,285	77,828,044	2,242,883
(a)	Recognition of purchase method of accounting
	- Goodwill	11,599,692	11,599,692	334,285
	- Intangible assets, net of amortization	7,346,470	6,296,974	181,469
	- Other assets	(151,802)	(335,922)	(9,680)
	- Other liabilities	(1,474,541)	(1,414,273)	(40,757)
(b)	Compensation
	- Remuneration to directors and supervisors	-	(54,204)	(1,562)
	- Employee bonuses
	- Accrual	-	(433,632)	(12,497)
(c)	Investment loss on long-term investment-equity method	(83,559)	(163,290)	(4,706)
(e)	Provision for inventory obsolescence and devaluation	-	(33,945)	(978)
(c)	Decrease in cumulative translation adjustment	(361)	(134)	(4)
(d)	Marketable securities	567,611	(47,902)	(1,380)
(f)	Beneficial conversion feature of convertible bonds	872,083	80,887	2,331
(i)	Property, plant and equipment	(241,705)	(415,215)	(11,966)
(j)	Derivative financial instruments recorded at fair value	(180,792)	(93,393)	(2,692)
(k)	Compensated absences accrual	(33,462)	(41,952)	(1,209)
(m)	Escalation adjustment of rent expense	(79,389)	(98,485)	(2,838)
(n)	Valuation allowance for deferred tax assets	(1,869,051)	(1,869,051)	(53,863)
	Tax effect of US GAAP adjustments	(80,164)	(211,952)	(6,108)

	Total stockholders’ equity, US GAAP	60,138,315	90,592,247	2,610,728

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	US GAAP Consolidated Financial Statements

Consolidated Balance Sheets

December 31, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and US dollars)

	2001	2002
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents	6,496,268	25,957,194	748,046
Securities available for sale	5,536,869	3,087,194	88,968
Notes and accounts receivable	6,661,628	6,415,061	184,872
Receivables from related parties	2,428,680	3,646,403	105,084
Inventories	8,979,750	8,475,625	244,254
Prepayments and other current assets	852,770	1,386,466	39,956

Total current assets	30,955,965	48,967,943	1,411,180

Investments in equity-method investees	117,172	73,422	2,116

Property, plant and equipment:
Land	554,214	731,807	21,090
Buildings	10,430,711	10,948,338	315,514
Machinery and equipment	52,347,481	66,910,989	1,928,271
Leasehold improvements and other equipment	2,488,274	3,001,736	86,505

	65,820,680	81,592,870	2,351,380
Less: accumulated depreciation and amortization	(8,905,656)	(21,029,387)	(606,034)
Construction in progress	39,180	1,811,779	52,213
Prepayment for purchases of land and equipment	8,637,826	9,820,006	282,997

Net property, plant and equipment	65,592,030	72,195,268	2,080,556

Intangible assets
Goodwill	11,599,692	11,599,692	334,285
Other intangible assets, net of accumulated amortization of
NT$1,907,716 and NT$4,155,886 as of December 31, 2001
and 2002, respectively	10,416,103	9,281,429	267,476

	22,015,795	20,881,121	601,761

Other assets
Refundable deposits	894,077	1,018,127	29,341
Restricted cash in bank	149,542	52,200	1,504
Deferred charges and other	289,658	343,321	9,894

Total other assets	1,333,277	1,413,648	40,739

Total assets	120,014,239	143,531,402	4,136,352

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Balance Sheets (continued)

December 31, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and US dollars except share data)

	2001	2002
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	2,095,008	770,444	22,203
Commercial paper	449,321	-	-
Accounts payable	9,590,359	11,131,568	320,794
Payables to related parties	493,407	560,605	16,156
Current installments of long-term borrowings	4,864,378	9,528,797	274,605
Accrued expenses and other current liabilities	1,511,226	2,532,039	72,969
Equipment and construction in progress payable	672,743	1,265,983	36,484

Total current liabilities	19,676,442	25,789,436	743,211

Long-term borrowings:
Long-term borrowings, excluding current installments	23,688,330	22,457,152	647,180
Long-term issuance of commercial paper, excluding current installments	4,168,654	1,287,611	37,107
Bonds and convertible bonds payable, excluding current installments	11,197,764	2,214,360	63,815

Total long-term borrowings	39,054,748	25,959,123	748,102

Other liabilities:
Deferred tax liabilities	761,012	857,864	24,722
Accrued pension liabilities	110,271	120,168	3,463
Other	273,451	212,564	6,126

Total other liabilities	1,144,734	1,190,596	34,311

Total liabilities	59,875,924	52,939,155	1,525,624

Commitments and contingent liabilities
Stockholders’ equity:
Common stock, NT$10 par value; totaled 5 billion shares authorized;
2,970,581 thousand and 4,024,296 thousand shares issued and outstanding
at December 31, 2001 and 2002, respectively	29,705,816	40,242,957	1,159,740
Additional paid in capital	39,236,171	52,351,313	1,508,683
Retained earnings:
Legal reserve	232,014	-	-
Unappropriated retained earnings (accumulated deficits)	(9,645,200)	(708,475)	(20,417)

	(9,413,186)	(708,475)	(20,417)

Accumulated other comprehensive income (loss), net	609,514	(1,110,699)	(32,009)

Treasury stock at cost; 9,041 thousand shares in 2002	-	(182,849)	(5,269)

Total stockholders’ equity	60,138,315	90,592,247	2,610,728

Total liabilities and stockholders’ equity	120,014,239	143,531,402	4,136,352

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Statements of Operations

Years ended December 31, 2000, 2001 and 2002

(Expressed in thousands of New Taiwan dollars and US dollars, except for share data)

	2000	2001	2002
	NT$	NT$	NT$	US$

Net sales	14,839,841	28,513,390	75,689,165	2,181,244
Cost of goods sold	12,562,776	31,491,129	66,197,062	1,907,696

Gross profit (loss)	2,277,065	(2,977,739)	9,492,103	273,548

Operating expenses:
Selling	278,320	224,996	537,361	15,486
General and administrative	847,251	811,778	1,729,485	49,841
Research and development	382,325	633,714	1,411,906	40,689

	1,507,896	1,670,488	3,678,752	106,016

Total operating income (loss)	769,169	(4,648,227)	5,813,351	167,532

Non-operating income:
Interest income	86,411	53,527	280,410	8,081
Gain on sale of investments	43,296	38,661	56,997	1,643
Foreign currency exchange gain, net	97,174	315,934	-	-
Other income	62,974	-	368,074	10,607

	289,855	408,122	705,481	20,331

Non-operating expenses and losses:
Interest expense	404,979	827,298	1,277,700	36,821
Investment loss recognized by equity method	-	83,559	90,206	2,600
Derivative loss and other	-	189,078	-	-

	404,979	1,099,935	1,367,906	39,421

Income (loss) before income tax and cumulative
effect of change in accounting principle	654,045	(5,340,040)	5,150,926	148,442
Income tax provision	-	319	212,044	6,111

Income (loss) before cumulative effect of change
in accounting principle	654,045	(5,340,359)	4,938,882	142,331
Cumulative effect of accounting changes, net of tax	-	(551)	-	-

Net income (loss)	654,045	(5,340,910)	4,938,882	142,331

Basic earnings (loss) per common share (in dollars):	0.59	(2.98)	1.36	0.04

Dilution effect of convertible bonds (in dollars)	-	-	(0.04)	-

Diluted earnings (loss) per common share (in dollars):	0.59	(2.98)	1.32	0.04

Weighted average common shares outstanding
(in thousands)	1,100,000	1,791,755	3,639,799	3,639,799

Dividends declared per common share (New Taiwan dollars)	1.60	-	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive income
Years ended December 31, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and US dollars)

	2001	2002
	NT$	NT$	US$

Net income (loss)	(5,340,910)	4,938,882	142,331

Other comprehensive income (loss) before tax:
Unrealized holding gains (loss) on securities
available-for-sale	692,754	(1,751,156)	(50,466)
Foreign currency cumulative translation
adjustment	7,325	18,477	532
Reclassification adjustments for securities sold	(40,482)	(36,360)	(1,048)
Amortization of fair value adjustment of interest
rate swap	13,889	13,889	401

Other comprehensive income before income taxes
and cumulative effect of change in accounting
principle	673,486	(1,755,150)	(50,581)
Income tax benefit (expense)	(35,370)	34,937	1,007

Other comprehensive income before cumulative
effect of change in accounting principle	638,116	(1,720,213)	(49,574)
Cumulative effect of change in accounting
principle, net of tax benefit	(30,937)	-	-

Other comprehensive income (loss)	607,179	(1,720,213)	(49,574)

Comprehensive income (loss)	(4,733,731)	3,218,669	92,757

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and shares)

		Capital Stock			Retained earnings
	Common shares (in thousands)	Common stock	Certificates exchangeable for common stock	Additional paid-in capital	Legal reserve	Unapproap- riated earnings (accumulated deficits), net	Accumulated other comprehen- sive income	Treasury stock	Total
Balance at January 1, 2001	1,100,000	11,000,000	-	9,675,000	55,898	138,451	2,335	-	20,871,684
Issuance of common stock for cash	150,000	1,500,000	-	1,800,000	-	-	-	-	3,300,000
Appropriation for legal reserve	-	-	-	-	176,116	(176,116)	-	-	-
Stock dividend	200,000	2,000,000	-	2,266,625	-	(4,266,625)	-	-	-
Issuance of common stock-employees’
profit sharing	8,300	83,000	-	174,549	-	-	-	-	257,549
Common stock issued in connection with
the acquisition of Unipac	1,512,281	15,122,816	-	24,514,085	-	-	-	-	39,636,901
Beneficial conversion feature of convertible
bonds, net of tax	-	-	-	805,912	-	-	-	-	805,912
Net loss	-	-	-	-	-	(5,340,910)	-	-	(5,340,910)
Other comprehensive income, net of tax	-	-	-	-	-	-	607,179	-	607,179

Balance at December 31, 2001	2,970,581	29,705,816	-	39,236,171	232,014	(9,645,200)	609,514	-	60,138,315

Issuance of common stock for cash	500,000	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Convertible bonds converted to common
stock	553,613	5,536,129	1,012	2,710,715	-	-	-	-	8,247,856
Transfer of legal reserve to unappropriated
earnings	-	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to
unappropriated earnings	-	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income	-	-	-	-	-	4,938,882	-	-	4,938,882
Purchase of treasury stock	-	-	-	-	-	-	-	(182,849)	(182,849)
Other comprehensive income, net of tax	-	-	-	-	-	-	(1,720,213)	-	(1,720,213)

Balance at December 31, 2002	4,024,194	40,241,945	1,012	52,351,313	-	(708,475)	(1,110,699)	(182,849)	90,592,247

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of New Taiwan dollars and US dollars)

	2000	2001	2002
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	654,045	(5,340,910)	4,938,882	142,331
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	-	551	-	-
Depreciation	2,567,523	5,562,586	11,912,829	343,309
Amortization of intangible assets, deferred charges and discounts	717,778	1,087,018	2,701,198	77,845
Write-off of in-process research and development assets	-	53,450	-	-
Gain on sale of investments and fixed assets	(42,652)	(38,661)	(61,370)	(1,769)
Unrealized exchange loss (gain) - net	(50,606)	(270,375)	348,155	10,033
Net change in fair value of derivative instruments	-	144,790	(78,024)	(2,249)
Provision for inventory devaluation and doubtful account	6,135	204,105	66,365	1,913
Non-cash compensation-employee bonuses	-	257,549	433,632	12,497
Investment loss recognized by equity method	-	83,559	90,206	2,600
Increase in notes and accounts receivable (including related parties)	(515,123)	(5,753,557)	(1,203,910)	(34,695)
Decrease (increase) in inventories	(1,796,711)	(1,579,699)	470,180	13,550
Decrease (increase) in prepayments and other current assets	(362,769)	21,078	(484,340)	(13,958)
Increase in notes and accounts payable (including related parties)	523,829	6,922,932	1,321,956	38,097
Increase (decrease) in accrued expenses and other current liabilities	639,984	(876,281)	760,812	21,925
Increase in accrued pension liabilities and others	799	24,928	10,973	316

Net cash provided by operating activities	2,342,232	503,063	21,227,544	611,745

Cash flows from investing activities:
Purchase of investment securities available for sale	(12,488,783)	(12,031,644)	(9,500,815)	(273,799)
Proceeds from sales of securities available for sale	12,465,482	11,222,109	10,219,973	294,524
Acquisition of property, plant and equipment	(18,140,215)	(8,311,482)	(18,035,305)	(519,749)
Proceeds from disposal of long-term equity investment and fixed assets	913	3,445	78,719	2,269
Increase (decrease) in restricted cash in bank	(25,400)	(103,642)	97,342	2,805
Increase in intangible assets and deferred charges	(550,449)	(336,605)	(1,239,156)	(35,711)
Decrease (increase) in refundable deposits	(864,441)	3,319	(124,050)	(3,575)
Cash received from business acquisition	-	1,486,754	-	-
Increase in long-term equity investment	-	-	(46,586)	(1,343)

Net cash used in investing activities	(19,602,893)	(8,067,746)	(18,549,878)	(534,579)

Cash flows from financing activities:
Increase in short-term borrowings	2,097,482	23,484,669	770,444	22,203
Repayment of short-term borrowings	-	(23,248,708)	(2,585,961)	(74,523)
Increase (decrease) in guarantee deposit and others	247	(44,416)	40,682	1,172
Increase in long-term borrowings	13,161,655	-	4,664,932	134,436
Repayment of long-term borrowing	-	(498,060)	(5,104,110)	(147,093)
Issuance of common stock for cash	-	3,300,000	19,170,256	552,457
Issuance of bonds payable	-	10,000,000	-	-
Purchase of treasury stock	-	-	(182,849)	(5,269)
Bond issuance cost	(25,230)	(7,219)	-	-

Net cash provided by financing activities	15,234,154	12,986,266	16,773,394	483,383

Effect of exchange rate change on cash	15,207	5,205	9,866	285

Net increase (decrease) in cash and cash equivalents	(2,011,300)	5,426,788	19,460,926	560,834
Cash and cash equivalents at beginning of year	3,080,780	1,069,480	6,496,268	187,212

Cash and cash equivalents at end of year	1,069,480	6,496,268	25,957,194	748,046

Supplemental disclosures of cash flow information:
Cash paid for interest expenses	413,961	843,061	1,253,983	36,138

Cash paid for income taxes	6,318	786	19,343	557

Non-cash investing and financing activities:
Acquisition of business:
Fair value of assets acquired, other than cash	-	(60,460,411)	-	-
Liabilities assumed	-	22,310,264	-	-
Common stock issued	-	39,636,901	-	-

Net cash received from acquired business	-	1,486,754	-	-

Convertible bonds applying for conversion	-	-	8,247,856	237,690

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Subsequent Event

The Company signed a memorandum of understanding on January 28, 2003 with Fujitsu Limited (Fujitsu) and Fujitsu Display Technologies Corporation (FDTC) on comprehensive collaboration in the Liquid Crystal Displays (LCDs) field. The collaboration, which has been approved by the boards of directors of both parties, covers a wide range of joint effort in R&D, technology, manufacturing capability and business development. The collaboration also includes an equity investment made by the Company in FDTC, in which the Company purchased a 20% equity stake in FDTC for NT$436,271 thousand. FDTC develops, manufactures and markets LCDs and was previously a wholly owned subsidiary of Fujitsu. The remaining 80% of FDTC is still owned by Fujitsu. In addition, the Company paid a fixed license fee in March 2003 and will be entitled to use FDTC’s intellectual property, and advanced display technologies through cross licensing and other technology cooperation agreements in the near future.