Form 20-F
period 2003-12-31
AU OPTRONICS CORP
filed 2004-05-05
CIK 1172494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 LI-HSIN ROAD 2

HSINCHU SCIENCE PARK

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,352,237,241 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐      Item 18  ☒

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the cyclical nature of our industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, our ability to expand successfully our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general political and economic conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see “Item 3. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (the “ROC”). This annual report contains translations of NT dollar amounts into United States dollars (“U.S. dollars”) at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this annual report were made at a rate of NT$33.99 to US$1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 3, 2004, the noon buying rate was NT$33.26 to US$1.00.

All references in this annual report to “Taiwan” or the “ROC” are to the island of Taiwan and other areas under the effective control of the Republic of China, and all references to the ”ROC government” are references to the government of the Republic of China. All references to the “our company,” “we,” “us” and “our” in the annual report are references to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. All references herein to the “PRC” are to the People’s Republic of China.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A.    Selected Financial Data

The selected statement of operations data for the years ended December 31, 2001, 2002 and 2003 and selected balance sheet data as of December 31, 2002 and 2003 set forth below have been derived from our audited consolidated financial statements included herein. The selected statement of operations data for the year ended December 31, 1999, and the selected balance sheet data as of December 31, 1999, have been derived from our unaudited financial statements that have not been included herein. The selected balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements that have not been included herein. Our consolidated balance sheets as of December 31, 2002 and 2003, and related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003 have been audited by KPMG Certified Public Accountants (“KPMG”), independent accountants, whose report thereon is included herein. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the ROC (“ROC GAAP”). On September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation (“Unipac”), an affiliate of United Microelectronics Corporation (“UMC”). Under ROC GAAP, the merger of Unipac has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of our company and Unipac. In contrast, under accounting principles generally accepted in the United States, or U.S. GAAP, the merger of Unipac has been accounted for as the acquisition of Unipac by our company under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the shares we issued to Unipac shareholders in connection with the merger plus related acquisition costs. Such acquisition cost has been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under U.S. GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

For information relating to the nature and effect of significant differences between ROC GAAP and U.S. GAAP as they relate to us as of and for the years ended December 31, 2002 and 2003, see note 24 to our consolidated financial statements.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the pooling-of-interests method of accounting under ROC GAAP, whereby the financial data of both our company and Unipac for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac, have been restated on a combined basis. The combined operational and financial data presented herein do not purport to be indicative of what our actual operational and financial results would have been if our merger with Unipac had actually taken place on January 1, 1999, 2000 or 2001, respectively, for the purpose of presenting our statement of operations, statement of changes in stockholders’ equity and statement of cash flows data for the years ended December 31, 1999, 2000 and 2001, respectively.

	Year Ended and As of December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
ROC GAAP
Net sales	5,816.5	25,583.2	37,588.6	75,689.2	104,860.6	3,085.0
Cost of goods sold	4,775.1	20,737.5	40,373.6	63,606.2	81,398.8	2,394.8

Gross profit (loss)	1,041.4	4,845.7	(2,785.0)	12,083.0	23,461.8	690.2
Operating expenses	1,957.9	3,724.2	3,505.7	4,369.1	7,217.0	212.3

Operating income (loss)	(916.5)	1,121.5	(6,290.7)	7,713.9	16,244.8	477.9
Non-operating income	571.8	1,640.2	704.0	541.8	530.8	15.6
Non-operating expenses and losses	305.2	825.3	1,157.8	2,232.9	1,202.4	35.3

Income (loss) before income tax	(649.9)	1,936.4	(6,744.5)	6,022.8	15,573.2	458.2
Income tax benefit (expense)	1,267.8	926.3	34.3	(0.1)	86.7	2.5

Net income (loss)	617.9	2,862.7	(6,710.2)	6,022.7	15,659.9	460.7

Weighted average shares outstanding—Basic	1,769.5	2,384.9	2,870.0	3,639.8	4,289.4
Weighted average shares outstanding—Diluted	1,769.5	2,384.9	2,870.0	3,894.8	4,340.3
Earnings (loss) per share—Basic	0.30	1.05	(2.21)	1.56	3.65	0.11
Earnings (loss) per share—Diluted	0.30	1.05	(2.21)	1.49	3.61	0.11
Earnings (loss) per ADS equivalent—Basic	3.02	10.46	(22.06)	15.60	36.51	1.07
Earnings (loss) per ADS equivalent—Diluted	3.02	10.46	(22.06)	14.89	36.14	1.06

	Year Ended and As of December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Balance Sheet Data:
ROC GAAP
Current assets	18,736.6	19,221.0	30,515.7	49,830.0	50,682.3	1,491.1
Long-term investments—cost method	—	—	—	46.6	185.3	5.5
Long-term investments—equity method	631.0	50.9	48.6	37.7	701.5	20.6
Property, plant and equipment	29,498.1	60,695.4	65,669.6	71,045.3	100,552.5	2,958.3
Intangible assets	3,537.1	3,618.4	3,069.6	2,984.5	2,237.9	65.8
Other assets	3,629.0	3,821.2	4,096.9	5,227.3	3,711.3	109.2
Total assets	56,031.8	87,406.9	103,400.4	129,171.4	158,070.8	4,650.5
Current liabilities	6,008.7	14,707.5	19,495.4	25,204.3	39,789.6	1,170.7
Long-term liabilities	10,094.8	29,818.4	39,877.8	26,027.6	25,306.4	744.5
Other liabilities	27.0	115.8	79.9	111.4	320.3	9.4
Total liabilities	16,130.5	44,641.7	59,453.1	51,343.4	65,416.3	1,924.6
Capital stock	23,849.5	23,849.5	29,705.8	40,243.0	43,522.4	1,280.4
Total stockholders’ equity	39,901.3	42,765.2	43,947.3	77,828.0	92,654.5	2,725.9
Other Financial Data:
ROC GAAP
Gross margin	17.9%	18.9%	(7.4)%	16.0%	22.4%
Operating margin	(15.8)%	4.4%	(16.7)%	10.2%	15.5%
Net margin	10.6%	11.2%	(17.9)%	8.0%	14.9%
Capital expenditures	22,008.2	36,901.6	13,987.3	18,035.3	39,300.6	1,156.2
Depreciation and amortization	1,555.2	5,741.3	8,880.3	12,989.9	16,294.6	479.4
Cash dividend paid	—	—	—	—	2,006.9	59.0
Cash flows from operating activities	(205.0)	2,796.5	1,215.8	20,821.7	37,041.5	1,089.8
Cash flows from investing activities	(27,225.1)	(36,652.1)	(15,299.5)	(18,125.0)	(40,339.4)	(1,186.8)
Cash flows from financing activities	32,329.2	27,471.8	16,779.5	16,754.3	(4,672.6)	(137.5)

The table below sets forth certain financial data under U.S. GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the purchase method of accounting under U.S. GAAP, whereby only the financial data of our company are presented for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac.

	Year Ended and As of December 31,
	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
U.S. GAAP
Net sales	14,839.8	28,513.4	75,689.2	104,860.6	3,085.0
Cost of goods sold	12,562.8	31,491.1	66,197.1	84,940.9	2,499.0

Gross profit (loss)	2,277.0	(2,977.7)	9,492.1	19,919.7	586.0
Operating expenses	1,507.9	1,670.5	3,678.7	6,581.8	193.6

Operating income (loss)	769.1	(4,648.2)	5,813.4	13,337.9	392.4
Non-operating income	289.9	408.1	705.4	404.0	11.9
Non-operating expenses and losses(1)	405.0	1,100.5	1,367.9	1,256.6	37.0

Income (loss) before income tax	654.0	(5,340.6)	5,150.9	12,485.3	367.3
Income tax provision	—	0.3	212.0	3,230.1	95.1

Net income (loss)	654.0	(5,340.9)	4,938.9	15,715.4	462.4

Weighted average shares outstanding—Basic	1,100.0	1,791.8	3,639.8	4,267.7
Weighted average shares outstanding—Diluted	1,100.0	1,791.8	3,894.8	4,318.7
Earnings (loss) per share—Basic	0.57	(2.84)	1.29	3.68	0.11
Earnings (loss) per share—Diluted	0.57	(2.84)	1.25	3.65	0.11
Earnings (loss) per ADS equivalent—Basic	5.67	(28.39)	12.92	36.82	1.08
Earnings (loss) per ADS equivalent—Diluted	5.67	(28.39)	12.53	36.47	1.07
Balance Sheet Data:
U.S. GAAP
Current assets	7,992.2	30,955.9	48,967.9	51,111.2	1,503.7
Investments in equity-method investees	—	117.2	73.4	293.0	8.6
Investments in cost-method investees	—	—	46.6	185.3	5.5
Property, plant and equipment	31,681.9	65,592.0	72,195.3	100,283.5	2,950.4
Goodwill	—	11,599.7	11,599.7	11,186.9	329.1
Other intangible assets—net	2,444.6	10,416.1	9,281.4	7,485.4	220.2
Other assets	948.5	1,333.3	1,413.7	3,360.4	98.9
Total assets	43,067.2	120,014.2	143,531.4	173,905.7	5,116.4
Current liabilities	5,502.1	19,676.4	25,789.5	41,275.4	1,214.3
Long-term borrowings	16,627.6	39,054.8	25,959.1	25,306.4	744.5
Other liabilities	65.8	1,144.7	1,190.6	345.0	10.2
Total liabilities	22,195.5	59,875.9	52,939.2	66,926.8	1,969.0
Total stockholders’ equity	20,871.7	60,138.3	90,592.2	106,978.9	3,147.4

	Year Ended and as of December 31,
	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Other Financial Data:
U.S. GAAP
Gross margin(2)	15.3%	(10.4)%	12.5%	19.0%
Operating margin(3)	5.2%	(16.3)%	7.7%	12.7%
Net margin(4)	4.4%	(18.7)%	6.5%	15.0%
Capital expenditures	18,140.2	8,311.5	18,035.3	39,300.6	1,156.2
Depreciation and amortization	3,285.3	6,649.6	14,614.0	17,369.8	511.0
Cash flows from operating activities	2,342.2	503.1	21,227.5	36,987.3	1,088.2
Cash flows from investing activities	(19,602.9)	(8,067.7)	(18,549.9)	(40,339.4)	1,186.8
Cash flows from financing activities	15,234.2	12,986.3	16,773.4	(4,618.4)	135.9

(1)	Includes the cumulative effect of an accounting charge of NT$0.6 million, net of tax in 2001.
(2)	Gross margin is calculated by dividing gross profit by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

Exchange Rate

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

	NT dollars per U.S. dollar Noon Buying Rate
	Average		High		Low		Period-End
	(of month end rates)
1999	NT$	32.32	NT$	33.40	NT$	31.39	NT$	31.39
2000		31.26		33.25		30.35		33.17
2001		33.82		35.13		32.23		35.00
2002		34.54		35.16		32.85		34.70
2003		34.40		34.98		33.72		33.99
November		34.04		34.20		33.95		34.20
December		34.06		34.15		33.99		33.99
2004 (through May 3)		33.27		33.98		32.73		33.26
January		33.67		33.98		33.33		33.39
February		33.21		33.36		33.10		33.28
March		33.25		33.42		33.00		33.00
April		32.97		33.27		32.73		33.27
May (through May 3)		33.26		33.26		33.26		33.26

3.B.    Capitalization and Indebtedness

Not applicable.

3.C.    Reason for the Offer and Use of Proceeds

Not applicable.

3.D.    Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

The industry in which we operate is cyclical. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The thin film transistor liquid crystal display (“TFT-LCD”) industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices. For example, commencing in the second half of 2000, intense competition in the TFT-LCD industry worldwide, due principally to the substantial addition of new fabs by major manufacturers in Taiwan, Korea and Japan, including our company, resulted in declines in the average selling prices of many of our products. As a result, we experienced substantial downward pricing pressure on the average selling prices of our large-size panels, which we consider to be panels ten inches and above in diagonal length. The average selling prices of our large-size panels decreased by 40.1% between 2000 and 2001.

From the first half of 2002, expectation for strong demand for TFT-LCD panels resulted in panel price recovery across the TFT-LCD industry. The average selling prices of our large-size panels increased by 21.5% between the fourth quarter of 2001 and the first quarter of 2002 and further increased by 13.9% between the first quarter and the second quarter of 2002. However, the significant increase in the average selling prices of large-size panels in the first half of 2002 was followed by a slowdown in demand growth in the second half of 2002, which in turn resulted in excess supply in the market and caused sharp declines in prices in that period.

As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. There was a recovery in the average selling prices of large-size panels in 2003, with average selling prices of our large-size panels increasing by 17.3% between the first quarter of 2003 and the fourth quarter of 2003. Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry could lead to a future period or periods of general excess capacity in the industry. For example, it is expected that as additional capacity provided by fifth- and sixth-generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will be highly dependent upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that compensate for the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We experienced a net loss in 2001. Although we were profitable in 2002 and 2003, if we are not profitable in 2004 or beyond, the value of the ADSs and our shares may be negatively affected.

We experienced a net loss in 2001 due principally to a higher than expected decline in the average selling prices of our products and lower utilization rate at our facilities caused by an oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002 and 2003, no assurance can be given that we will be profitable in 2004 or beyond.

Our future net sales, gross profit and operating income may vary significantly due to a combination of factors, including, but not limited to:

•	Our ability to develop and introduce new products to meet customers’ needs in a timely manner. An inability to develop or introduce new products in a timely manner may hurt our competitive position because customers may choose to source more advanced products from competitors.

•	Our ability to develop or acquire and implement new manufacturing processes and product technologies. If we are unable to implement successfully new manufacturing processes and product technologies in a timely manner, our competitors may seize new opportunities in new markets.

•	Our ability to control our fixed and variable costs and operating expenses. Increased fixed and variable costs and operating expenses may reduce our profitability and adversely affect our results of operations.

•	Changes in our product mix or those of our customers. When our customers or we discontinue a product or experience production problems with new products, our results of operations may fluctuate.

•	Our ability to obtain raw materials and components at acceptable prices and in a timely manner. A shortage in raw materials and components could result in increased raw materials and components costs and put downward pressure on gross margins as well as cause delays to our production and delivery schedules, which may result in the loss of customers and revenues.

•	Lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market. When oversupply conditions occur, we may reduce the price of our panels to maintain high capacity utilization rates or reduce the volume of our production.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be negatively affected by:

•	the cyclical nature of both the TFT-LCD industry and the markets served by our customers;

•	the speed at which we expand our production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	changes in end users’ spending patterns;

•	the rescheduling and cancellation of large orders;

•	our customers’ adjustments in their inventory; and

•	natural disasters, such as typhoons, fires and earthquakes, and industrial accidents, as well as geo-political instability as a result of terrorism.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our results of operations may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of the ADSs or shares.

You should not rely on annual financial forecasts and unaudited monthly sales revenue data that we report from time to time as required by the ROC Securities and Futures Commission.

We urge you not to rely on the annual forecasts of our unconsolidated operating results published by us from time to time under the requirements of the ROC Securities and Futures Commission. Because these forecasts are prepared on an unconsolidated basis, they do not reflect the results of all of our operations. These forecasts are also based on a number of estimates and assumptions regarding our industry, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. To the extent there is any significant variance between our actual results in any period and the forecast for the corresponding period included in the annual forecast we have already published, we are required to revise our forecast and publish revised forecasts as soon as practicable. We do not undertake any obligation to update these forecasts, except as required by applicable laws and regulations in the ROC. In addition, we are required to publicly report unaudited and unconsolidated monthly sales revenue data separately. We urge you not to rely on such financial data since they are subject to change.

Our financial condition may be adversely affected if we cannot introduce new products on a timely basis or if our new products do not gain market acceptance.

Early product development by itself cannot guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially about ten years ago, this technology began to gain wide market acceptance only in the last few years, especially in the consumer electronics sector. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new products will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

We plan to continue to expand our operations to meet the needs of high-growth applications in computer products, consumer electronics, LCD television and other markets as demand increases. Because these products, such as mobile phones, portable game consoles, digital cameras and LCD television, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategy to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations may suffer if the rate of substitution by end-users purchasing TFT-LCD monitors to replace cathode ray tube monitors is lower than expected or if brand companies change their bundling policies.

In addition to the general demand for desktop computers, demand for our TFT-LCD monitor panels is affected by a number of factors, including the rate of substitution of TFT-LCD monitors for cathode ray tube monitors and the bundling policies of brand companies. We believe that a significant percentage of our net sales is, and will continue to be, derived from end-users purchasing TFT-LCD monitors to replace their existing cathode ray tube monitors. The rate of substitution of TFT-LCD monitors for cathode ray tube monitors may be affected by a general slowdown in the global economy. In addition, most brand companies sell their computer products bundled with TFT-LCD monitors, which has also increased demand for TFT-LCD panels. As a result, if the rate of substitution of TFT-LCD monitors for cathode ray tube monitors is lower than expected or if brand companies change their bundling policies, such factors may have an adverse effect on our net sales and results of operations.

A downturn in the demand for notebook computers or a further decrease in the average selling prices of our products used in notebook computers may affect our results of operations.

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in their notebook computers. In 2001, 2002 and 2003, 45.2%, 29.6% and 21.0%, respectively, of our net sales was attributable to panels for notebook computers. Any significant decrease in the demand for notebook computers may therefore reduce demand for our panels and have an adverse effect on our results of operations. Demand for notebook computers may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. The notebook computer industry grew at a lower than expected rate in 2001 and 2002 but improved in 2003. This lower than expected growth in 2001 and 2002 contributed to downward pressure on the average selling prices of panels for notebook computers in such years. Any future decrease in the average selling prices of our panels for notebook computers may reduce our net sales and materially and adversely affect our results of operations.

If the rate of growth in end-users who purchase LCD television to replace traditional cathode ray tube television or if the volume of their purchases is less than our expectations, our net sales may not grow at the rate we expect and our results of operations may suffer.

We commenced mass production of display panels for LCD television in the fourth quarter of 2002. As end-users may find LCD television attractive because of their thin size as compared to traditional cathode ray tube televisions, we believe that a substantial portion of our sales growth will be derived from end-users purchasing LCD television as an additional television or to replace traditional cathode ray tube television. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end-users purchase LCD television at a lower rate than we have expected, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can have a significant impact on our gross margins. Accordingly, our ability to maintain or enhance our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2003 and early 2004 and, in particular, have been successful to date in the ramp up of our fifth-generation fabs, our results of operations in the past have been negatively affected by low capacity utilization. We cannot assure you that we will be able to maintain high capacity utilization rates through 2004 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease and our gross margins will suffer.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers would result in the loss of a significant portion of our net sales.

We are dependent on a small group of customers for a substantial portion of our business. In 2001, 2002 and 2003, our five largest customers accounted for 41.6%, 39.3% and 43.6%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in each of the last three years. BenQ Corporation (“BenQ”) and its subsidiaries accounted for 17.8%, 20.8% and 20.9% of our net sales in 2001, 2002 and 2003, respectively. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to those customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers or market share and our business may suffer as a result.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the TFT-LCD industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses based in part on our expectations of future sales, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. The inability to adjust production costs or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to be largely dependent on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2004 in connection with the ramp up of our second fifth-generation fab, and our in-house color filter production facilities, the AUO Technology Center, our new flat panel research and development center and our sixth-generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may lose market share if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment; and

•	interest rates and foreign exchange rates.

We cannot assure you that required additional financing will be available to us on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms at appropriate times, we may be forced to curtail our expansion plans, which could result in a loss of customers, restrain our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment, and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea and Japan. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, sixth- or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the TFT-LCD industry include:

•	price;

•	product features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development;

•	time-to-market; and

•	access to capital.

Our ability to compete successfully in the TFT-LCD industry also depends on factors beyond our control, including industry and general economic conditions.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan or the PRC, our sales and results of operations could be adversely affected.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC. We believe that we have benefited from this outsourcing trend in large part due to our production locations in both Taiwan and the PRC, which has allowed us to coordinate better our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan or the PRC, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be negatively affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp up of our second fifth-generation fab, our in-house color filter production facilities, the construction of a new sixth-generation fab and the establishment of the AUO Technology Center. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends largely upon the continued services of key senior management, including our Chairman, President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided between serving as Chairman and Chief Executive Officer of our company and Chairman and Chief Executive Officer of BenQ. If Mr. Kuen-Yao (K.Y.) Lee is not able to devote enough time to our company, our operations may be negatively affected.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and expansion plans would be adversely affected.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We are in the process of establishing a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The research center is expected to house eight to 16 research labs and training facilities and be completed by the third quarter of 2004. Without a sufficient number of skilled employees, our operations would suffer, resulting in deterioration in production quality. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ and United Microelectronics Corporation may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with BenQ and UMC. BenQ is our largest shareholder, owning 14.38% of our outstanding shares as of May 1, 2004, and one of our largest customers. BenQ and its subsidiaries accounted for 17.8%, 20.8% and 20.9% of our net sales in 2001, 2002 and 2003, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of May 1, 2004, three of our nine directors and one of our three supervisors are representatives of BenQ and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

UMC is also one of our largest shareholders, owning 3.74% of our outstanding shares as of May 1, 2004. As of December 31, 2003, UMC owned 9.74% of our outstanding shares. Prior to our annual shareholders’ meeting on April 29, 2004, three of our directors and one of our supervisors were representatives of UMC. Since UMC also owned approximately 20.17% equity interest in Novatek Corporation as of March 31, 2004, which is one of our suppliers of driver integrated circuit components, conflicts of interest may also arise in our purchasing decisions or allocations.

We cannot assure you that when conflicts of interest arise with respect to representatives of either BenQ or UMC, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

Differences between ROC GAAP and U.S. GAAP result in different amounts of our net income (loss) under those standards, which makes evaluating our financial performance difficult.

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in many material respects from U.S. GAAP. Significant differences include, among other things, the accounting for our business combination in 2001 with Unipac under the pooling-of-interests method of accounting under ROC GAAP and the purchase method of accounting under U.S. GAAP, and differences in the accounting for the beneficial conversion feature of our convertible bonds, compensation costs, derivative financial instruments, income taxes, depreciation of property, plant and equipment, and marketable securities and equity-investment securities, as well as additional disclosures required by U.S. GAAP. Please see note 24 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification of these and other differences. We generated a net loss of NT$5,340.9 million in 2001, net income of NT$4,938.9 million in 2002 and net income of NT$15,715.4 million (US$462.4 million) in 2003 under U.S. GAAP, compared to a net loss of NT$6,710.2 million in 2001, net income of NT$6,022.7 million in 2002 and net income of NT$15,659.9 million (US$460.7 million) in 2003 under ROC GAAP.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the planned construction of, and a ramp up of production capacity for, our fifth-generation fabs or our planned sixth-generation fab. We may also encounter these difficulties in connection with the establishment of our in-house color filter production facilities as well as the adoption of new manufacturing process technologies, such as technologies utilizing low temperature poly-silicon (“LTPS”) technologies in one of our 3.5-generation fabs. We cannot assure you that we will be able to complete our fifth-generation fabs, our in-house color filter production facilities, and our planned sixth-generation fab without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps (“CCFL”) and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. In addition, there has been a shortage in the supply of color filters and glass substrates since the second half of 2003, and such shortage is expected to continue through part or all of 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits, polarizer and CCFL. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Although approximately 55.7% of our raw materials and components was sourced locally in Taiwan in 2003, we are dependent on supplies of certain principal raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for our planned sixth-generation fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

If we are unable to manufacture successfully our products within the acceptable range of quality, our results of operations will be adversely affected.

TFT-LCD manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	use of substandard raw materials and components; and

•	inadequate sample testing.

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yields and high quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which will negatively affect our results of operations.

If we violate environmental regulations, we may be subject to fines or restrictions that could cause our operations to be delayed or interrupted and our business to suffer.

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in March 2001, December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In September 2003, we also incurred a small fine for failure to update our air pollution emission permit.

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

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as organic light-emitting diode (“OLED”) and LTPS to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital, and have committed significant management and research and development resources, to ramp up our fifth-generation fabs, color filter production facilities and the AUO Technology Center, our new flat panel display research and development center. However, we cannot assure you that we will be successful in completing the development of the fifth-generation or other future technologies for our fabs or the AUO Technology Center, or that we will be able to build them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel, or PDP, and OLED technologies. Currently, PDP technology is primarily used to produce panels larger than 30-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 40-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD television with panel size as large as that of television using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with LCD technology, in small- to medium-size applications, such as mobile phones and digital still cameras. Future development of OLED technology may also allow it to compete with LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently in the research and development stage, such as field emission display, or FED, inorganic electroluminescent, or IEL, and surface-conduction electron-emitter, or SED, display technologies. If the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better price-to-performance ratios, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have major licensing arrangements with IBM,

Matsushita, Fujitsu Display Technologies Corporation (“FDTC”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”) and Toppan Printing Co., Ltd. (“Toppan”) for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. In addition, we have a joint research and development program with FDTC to develop the product and manufacturing process technologies for TFT-LCD panels. If we are unable to renew our technology licensing or joint research and development arrangements with IBM, Matsushita, FDTC, SEL or Toppan on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs we employ to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license agreements that require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms. If these license agreements are not obtained or renewed on acceptable terms, our business and future results of operations may be materially and adversely affected.

Disputes over intellectual property rights could be costly and deprive us of the technology to stay competitive.

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in an intellectual property dispute with Sharp Corporation. See “Item 8. Financial Information—Litigation.” We have no means of knowing what patent applications have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

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

Political, Geographical and Economic Risks

A recurrence of Severe Acute Respiratory Syndrome (“SARS”) or other similar outbreaks may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. To date, the SARS outbreak that occurred in the first half of 2003 has had no significant impact on our production operations and those of our suppliers or customers. In April 2004, there were several confirmed cases of SARS in Beijing. The degree to which the recent recurrence of SARS will become more widespread is not known at this time. There is no guarantee that SARS or SARS-like outbreaks will not occur again in the future and no guarantee that any future SARS or SARS-like outbreaks, or the measures taken by the ROC, Hong Kong, PRC or other countries’ governments against SARS or SARS-like outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers. While the long-term impact of the SARS outbreak is unclear at this time, the existence of the SARS virus and the perception that the SARS or a SARS-like outbreak may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2003, approximately 42.5% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module assembly operations to the PRC since July 2002. Our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other sources. For instance, our operations stopped completely for five days in September 1999, largely because of a power outages caused by a severe earthquake. After the stoppage, it took us several days to ramp up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of power outage in the future could seriously hurt our business.

Our manufacturing processes require a substantial amount of water. Although currently more than 70% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

Our businesses and operations and our future expansion or investment plans in the PRC are subject, to a significant degree, to the political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established module-assembly facilities in Suzhou, Jiangsu Province of the PRC. We commenced operations at such facilities in July 2002. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately half of our net sales is derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

Taiwan has a unique international political status. The government of the PRC asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The government of the PRC has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On December 31, 2003, the ROC Referendum Law was promulgated allowing referenda on a range of issues to be proposed and voted upon. The law includes a provision allowing referenda involving key constitutional issues, including, in the event that Taiwan comes under military attack from a foreign power, issues relating to sovereignty such as changes to Taiwan’s flag, official name and territorial status. The President of the ROC announced in January 2004 that two national security issues would be put to the citizens of Taiwan in Taiwan’s first referendum alongside the presidential election on March 20, 2004. On March 19, 2004, Taiwan’s incumbent president was injured in an assassination attempt, and the next day narrowly won a majority of votes in Taiwan’s presidential election. The opposition party has filed a legal challenge to the election results, and a vote recount is currently underway. The political uncertainty surrounding the election and the recount has affected the securities markets in Taiwan. The recent political uncertainty and related developments could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$33.26 on May 3, 2004, based on the noon buying rates published by the Federal Reserve Bank of New York.

In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, which has caused a depressed property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 17.1% increase in 2001, a 19.8% decrease in 2002 and a 32.3% increase in 2003. During the period from January 1, 2003 to December 31, 2003, the Taiwan Stock Exchange Index peaked at 6,278.76 on November 5, 2003, and reached a low of 4,140.34 on April 28, 2003. Over the same period, daily closing values of our shares ranged from NT$17.2 per share to NT$49.9 per share. On May 3, 2004, the Taiwan Stock Exchange Index closed at 6,029.77, and the closing value of our shares was NT$64.5 per share.

The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Several investment funds affiliated with the ROC government have also from time to time purchased securities from the Taiwan Stock Exchange to support the trading level of the Taiwan Stock Exchange. Moreover, the Taiwan Stock Exchange has experienced problems, including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of our shares and ADSs.

If the NT dollar or other currencies in which our sales, raw materials and components and capital expenditures are denominated fluctuate significantly against the U.S. dollar or the Japanese yen, our profitability may be seriously affected.

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2003, approximately 93.6% of our net sales was denominated in U.S. dollars. During the same period, approximately 36.4%, 28.3% and 34.9% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2003, approximately 24.2%, 54.6% and 17.5% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will be fully protected against exchange rate fluctuations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2001, 2002 and 2003, sales to our overseas customers accounted for 23.7%, 47.3% and 57.5%, respectively, of our net sales. In addition, the majority of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

Risks Related to our ADSs and our Trading Market

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Restrictions on the ability to deposit shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the ROC Securities and Futures Commission, unless:

(1)	we pay stock dividends on our shares;

(2)	we make a free distribution of shares;

(3)	ADS holders exercise preemptive rights in the event of capital increases for cash; or

(4)	investors purchase our shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our shares to the custodian for deposit into our ADS facility.

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Securities and Futures Commission, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

In addition, in the case of a deposit of our shares requested under item (4) above, the depositary will refuse to accept deposit of our shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may specify blackout periods during which deposits may not be made, minimum and maximum amounts and frequencies of deposits.

ADS holders will not have the same voting rights as our shareholders, which may affect the value of the ADSs.

ADS holders’ voting rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors and supervisors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest.

ADS holders’ rights to participate in our rights offerings are limited, which could cause dilution to the holdings of ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer ADS holders those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these rights. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution with respect to their holdings.

Our issuance of stock bonuses to employees may likely have a dilutive effect on our ADSs.

Similar to other technology companies in Taiwan, from time to time we may issue bonuses in the form of shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification (“Foreign Investor Investment I.D.”) issued pursuant to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals (“Investment Regulations”) and, if required, approval from the Central Bank of China. You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Securities Central Depository Co., Ltd. book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. (and, if required, Central Bank of China approval) under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. (and, if required, Central Bank of China approval) and open such accounts in a timely manner.

Non-ROC holders of ADSs withdrawing our shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations. Generally, evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder will be able to appoint and obtain approval for such agent in a timely manner.

The protection of the interests of our public shareholders available under our articles of incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that a supervisor institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Future sales of securities by us, our executive officers, directors, supervisors or existing shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of May 4, 2004, we had an aggregate of 4,352,237,241 shares issued and outstanding which were freely tradable, except for 12,000,000 shares of our treasury shares and 127,095,363 shares which were subject to lock-up limitations imposed on directors and supervisors by the Taiwan Stock Exchange. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors, supervisors and executive officers, and some of the experts named herein, are residents of Taiwan. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in the ROC, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

ITEM 4.    INFORMATION ON THE COMPANY

4.A.    History and Development of the Company

We were incorporated as Acer Display Technology, Inc., or Acer Display, under the laws of the ROC as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000. On September 1, 2001, we completed a merger with Unipac pursuant to a merger agreement dated April 9, 2001, as amended by a supplemental agreement dated May 15, 2001. We changed our name to AU Optronics Corp. on May 22, 2001. Prior to the merger, Acer Display was primarily involved in the design, production and marketing of large-size TFT-LCD panels and Unipac was primarily involved in the design, production and marketing of both small-size and large-size TFT-LCD panels.

Our principal executive offices are located at No. 1, Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC and our telephone number is 886-3-563-2939. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, and our agent’s telephone number is 302-738-6680.

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B.    Business Overview

Introduction

We design, develop, manufacture and assemble flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products, such as notebook computers and desktop monitors, consumer electronics products, such as digital cameras, digital camcorders and cellular phones, as well as for LCD television.

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan, use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. Our location in Taiwan allows us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and design support.

Our original equipment manufacturing service provider customers include BenQ, Compal and Lite-On Technology. BenQ is a shareholder of our company, and held 14.38% of our outstanding shares as of May 1, 2004. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial operations at a fifth-generation fab and we now operate two fifth-generation fabs. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our fifth-generation fabs are capable of processing substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, compared to our fourth-generation fab that is capable of processing substrates of up to 680 x 880 millimeters. We are in the process of establishing a sixth-generation fab that is designed to process substrates with dimensions of up to 1,500 x 1,850 millimeters.

We commenced mass production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5-, fourth- and fifth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate two fifth-generation fabs that commenced commercial operations in March 2003 and February 2004, respectively. Our operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

Principal Products

We manufacture a wide range of TFT-LCD display panels for the following principal product categories:

•	Computer products, which typically utilize display panels ranging from 8.4 inches to larger than 20 inches, primarily for use in notebook computers and desktop monitors.

•	Consumer electronics products, which typically utilize display panels ranging from 1.5 inches to 10.2 inches or above for use in products such as digital cameras, digital camcorders, mobile phones, car television monitors, car navigation systems, portable television, multiple function machines, printer displays, portable game consoles and portable DVD players.

•	LCD television, which typically utilizes display panels with panel size of 14 inches to 30 inches or above. We commenced the production of display panels for LCD television in the fourth quarter of 2002.

We design, develop and manufacture our panels to address specific needs of the end-products in which they are used, such as thinness, light weight, resolution, color quality, brightness, low power consumption, touch panel features, fast response time and wide viewing angles. For example, it is important for notebook computer displays to be lightweight and thin, and to have low power consumption, while desktop monitors require high brightness and wider viewing angles.

The following table sets forth our production volume by product category for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	(panels in thousands)
Panels for Computer Products
Panels for notebook computers	2,758.2	3,133.7	3,494.2
Panels for desktop monitors	1,848.1	5,186.3	8,085.5

Total panels for computer products	4,606.3	8,320.0	11,579.7

Panels for Consumer Electronics Products	4,887.1	9,092.1	21,454.3

Panels for LCD Television	—	1.6	249.9

Total	9,493.4	17,413.7	33,283.9

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	16,989.1	22,386.5	22,009.4	647.5
Panels for desktop monitors	15,023.7	44,434.7	67,349.2	1,981.4

Total panels for computer products	32,012.8	66,821.2	89,358.6	2,628.9

Panels for Consumer Electronics Products	4,295.5	6,731.5	11,970.9	352.2

Panels for LCD Television	—	31.2	2,800.3	82.4

Other(1)	1,280.3	2,105.3	730.8	21.5

Total	37,588.6	75,689.2	104,860.6	3,085.0

(1)	Includes revenues generated from sales of raw materials and components and other flat panel display products, and from service charges.

Computer Products

Notebook Computers.    In 2001, 2002 and 2003, sales of panels for notebook computers accounted for 45.2%, 29.6% and 21.0%, respectively, of our net sales. The decline in notebook computer panels sales as a percentage of our total net sales resulted from the increase in sales of our other products, particularly desktop monitor panels, which grew at a faster rate than sales of notebook computer panels.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. The most commonly produced panel sizes for notebook computers were from 12.1 inches to 14.1 inches in 2000 and 2001 and 14.1 and 15 inches in 2002 and 2003. As fifth-generation production capacity increases, we expect that 15-inch panels will become one of the most commonly produced sizes for notebook computers. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

In 2003, unit sales of our panels for notebook computers was approximately 3.5 million, of which a substantial portion was accounted for by 14.1 inch to 15 inch panels. In 2003, our net sales accounted for by panels for notebook computers was approximately NT$22.0 billion.

Desktop Monitors.    We commenced mass production of desktop monitor panels in the first quarter of 2000. Our sales of desktop monitor panels, as a percentage of our net sales, increased from 40.0% in 2001 to 58.7% in 2002 and 64.2% in 2003. We expect that our sales of desktop monitor panels will continue to grow in 2004, primarily as a result of our capacity expansion and demand growth due to the trend toward the bundling of TFT-LCD monitors with new computers and the substitution effect of purchasers replacing cathode ray tube monitors with TFT-LCD monitors.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. Fifteen-inch panels were most commonly produced for desktop monitors in 2002. In 2003, unit sales of our panels for desktop monitors was approximately 8.1 million, of which a significant portion was accounted for by 15- and 17-inch panels. In 2003, our net sales accounted for by panels for desktop monitors was approximately NT$67.3 billion, of which a significant portion was accounted for by 15- and 17-inch panels. We expect 17-inch panels will become one of the most commonly produced desktop monitor sizes in 2004 as more fifth-generation fabs are ramped up.

Consumer Electronics Products

Our panels for consumer electronics products, including digital cameras, camcorders, car television, car navigation systems, portable DVD players, multiple function machines, printer displays, portable game consoles and portable televisions, consist of display panels ranging from 1.5 to 10.2 inches or above. Our sales of panels for consumer electronics products as a percentage of our total net sales has varied from 11.4% in 2001 to 8.9% in 2002 to 11.4% in 2003. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process of our customers and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 136.0% to 21,454.3 thousand panels in 2003 from 9,092.1 thousand panels in 2002 primarily as a result of the growing market acceptance of the use of TFT-LCD panels in consumer electronics products.

LCD Television

Our panels for LCD television consist of display panels with panel size of 14 inches or above. We commenced mass production of display panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television products consists of 14- to 46-inch panels. We believe that our sales of panels for LCD television will continue to grow in 2004, primarily as a result of our capacity expansion at our fifth-generation fabs and expected demand growth for LCD television, as average selling prices for LCD television continue to decline.

Customers, Sales and Marketing

We sell our panels primarily to original equipment manufacturing service providers such as BenQ, Compal and Lite-On Technology. BenQ is a shareholder of our company, and held 14.38% of our outstanding shares as of May 1, 2004. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. We also sell our products to some brand companies on a direct shipment basis.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2001		2002		2003
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	28,686	76.3%	39,902	52.7%	44,558	42.5%
Japan	1,634	4.4	3,396	4.5	3,602	3.4
Asia(1)	3,954	10.5	28,057	37.1	51,928	49.5
Europe	1,715	4.6	1,693	2.0	1,422	1.4
United States	1,585	4.2	1,479	2.2	1,233	1.2
Others	15	*	1,162	1.5	2,118	2.0

Total	37,589	100.0%	75,689	100.0%	104,861	100.0%

(1)	Excludes Japan and Taiwan.
*	Less than 1%.

Our sales in Taiwan, as set forth in the table above, represent a significant portion of our net sales for the past three years. The majority of these sales was made to original equipment manufacturing service providers who use our display panels in the products they manufacture on a contract basis for brand companies worldwide. As many of these service providers relocate an increasing portion of their production capacity from Taiwan elsewhere, typically to the PRC, due to cost and other considerations, orders placed in Taiwan by such customers have accounted for a decreasing portion of our net sales in recent years.

We sell our panels for notebook computers primarily to original equipment manufacturing service providers with production operations in Taiwan and the PRC that design and manufacture notebook computers based on the specifications of their brand company customers. Our original equipment manufacturing service provider customers include Compal, Quanta Computer and Wistron Infocomm. We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and their brand customers, as display panels often constitute a significant part of the end product.

We sell our panels for desktop monitors through sales channels similar to those for notebook computers. We supply desktop monitor panels primarily to original equipment manufacturing service providers such as BenQ, Lite-On Technology and Proview.

We sell most of our panels for digital still cameras and camcorders to brand companies based in Japan. We sell our panels for car televisions primarily to component manufacturers for automotive audio and video products based in the United States. We sell our panels for portable DVD players primarily to original equipment manufacturing service providers and component manufacturers, most of which are located in Taiwan, the PRC and other Asian countries.

Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a small number of our customers. In 2001, 2002 and 2003, our five largest customers accounted for 41.6%, 39.3% and 43.6%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. BenQ and its subsidiaries accounted for 17.8%, 20.8% and 20.9% of our net sales in 2001, 2002 and 2003, respectively. Since BenQ also provides original equipment manufacturing services for its brand company customers, panels shipped to BenQ include both panels ordered for its own account as well as panels ordered by or on behalf of its brand company customers.

We focus our sales activities on a number of large customers with whom we seek to build close relationships. We appoint a sales manager to serve as the main contact person with each of our major customers. Each product category has its own sales and marketing division, and is further subdivided into smaller teams dedicated to each of our major customers. Each dedicated customer team is headed by an account manager who is primarily responsible for our relationship with that specific customer.

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four to six months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2003, our reserve for warranties totaled NT$143.3 million (US$4.2 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other suppliers. Our credit policy for sales to related parties and other customers typically requires payment within 15 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2001, 2002 and 2003, was 59 days, 46 days and 47 days, respectively. We have not experienced any material problems relating to customer payments.

The TFT-LCD Manufacturing Process

The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced mass production of color filters at this facility in October 2003.

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as IBM, Matsushita and FDTC. We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, PRC in July 2002, as part of our efforts to reduce labor costs.

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of high-quality raw materials and components on a timely basis. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. Our forecasts are generally made one to four months in advance, depending on the raw materials and components, and updated monthly. We source most of our raw materials and components, including critical materials such as glass substrates, color filters, CCFL, polarizer and driver integrated circuits, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we typically enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. There has also been a shortage in the supply of color filters and glass substrates since the second half of 2003 and it is expected to continue through the first half of 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Set forth below are our major suppliers of key raw materials and components:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits
Asahi Glass	Merck	Allied Material Technology	Nitto Denko	Coretronic	NEC
Corning Taiwan	Nichimen Corp.	Cando Corporation(1)	Optimax	Forhouse	Novatek
Nippon Electric Glass		Dai Nippon Printing		Helix	Panasonic
NH Technoglass		Toppan		Radiant	Toshiba
Sintek

(1)	Cando Corporation is our equity method investee since November 2003.

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle more than 70% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. In September 1999, a power outage caused by a large earthquake resulted in a suspension of production at our fabs for five days. Except for this power outage, power interruptions in general have not materially affected our production processes.

Equipment and Suppliers

We depend on a number of equipment manufacturers that make and sell the equipment that we use in our manufacturing processes. Our manufacturing processes depend on the quality and technological capacity of our equipment. We purchase equipment that is tailored to our specific requirements for our manufacturing processes. The principal types of equipment we use to manufacture TFT-LCD panels include chemical vapor deposition equipment, steppers, developers and coaters.

We made significant purchases of equipment in 2003, and we expect to make significant purchases in 2004, to implement our capacity expansion and technology advancement plans. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan and Japan and may in the near future operate fabs in the PRC. We believe there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

•	LG.Philips LCD and Samsung Electronics, in Korea;

•	Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, Quanta Display, Innolux Display and Toppoly Optoelectronics, in Taiwan; and

•	Hitachi, Tottori Sanyo, Sharp and Toshiba Matsushita Display Technology, in Japan.

The principal elements of competition for customers in the TFT-LCD market include:

•	price, based in large part on the ability to ramp up lower cost, “next generation” production facilities before competitors;

•	product features and quality;

•	customer service, including product design support;

•	ability to keep production costs low by maintaining high yield and operating at full capacity;

•	ability to provide sufficient quantity of products to meet customer demand;

•	quality of the research and development team;

•	time-to-market; and

•	access to capital.

Quality Control

We have implemented quality inspection and testing procedures at all of our fabs and module-assembly facilities. Our quality control procedures include statistical process controls, which involves sampling measurements to monitor and control the production processes. We perform outgoing quality control based on sampling plans, ongoing reliability tests covering a wide range of application conditions, in-process quality control to prevent potential quality deviations, and other programs designed for process measurement and improvement, reduction of manufacturing costs, maintenance of on-time delivery, increasing in-process production yields and improving field reliability of our products. If a problem is detected, we take containment actions, conduct defect analyses to identify the cause of the problem and take appropriate corrective and preventive actions.

We visually inspect and test all completed display panels to ensure that production standards are met. To ensure the effective and consistent application of our quality control procedures, we provide quality control training to all of our production line employees according to a certification system depending on the particular levels of skills and knowledge required.

We also perform quality control procedures for raw materials and components that we purchase. These procedures include testing samples for large batches, obtaining vendor testing reports and testing to ensure compatibility with other raw materials and components, as well as vendor qualification and vendor ratings.

Our quality control programs have received accredited International Organization of Standards ISO 9001 certifications, as well as qualifications from our customers. In addition, most of our facilities have been certified as meeting the International Organization of Standards ISO-14001 environmental protection standards, with certification for our recently completed fifth-generation fab pending. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Intellectual Property

We currently hold a total of 336 patents, including 223 in Taiwan and 81 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2016 through 2023. We also have a total of 760 pending patent applications in Taiwan, 337 in the United States and 612 in other jurisdictions, including the PRC, Japan and Korea. In addition, we are in the process of registering “AU Optronics” and its logo as a trademark and service mark in Taiwan and the PRC.

We require all of our employees to sign an employment agreement which prohibits the disclosure of any of our trade secrets, confidential information and proprietary technologies and we also require technical personnel to assign to us any inventions they develop that are related to our business.

We have licenses to use certain technology and processes from certain companies. In 2001, 2002 and 2003, our running royalty expenses to the companies from which we license intellectual property were NT$297.6 million, NT$229.4 million and NT$405.4 million, respectively, which accounted for 0.8%, 0.3% and 0.4%, respectively of our net sales. We expect that our royalty expenses relating to intellectual property licenses will increase in the future due to increases in unit sales as well as our license agreement with SEL entered into as a part of a settlement and mutual release agreement with SEL on September 3, 2003.

We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We may find it necessary to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We may suffer legal liabilities and damages if we are found to infringe product or process technology rights held by others. We are currently involved in litigation regarding alleged patent infringement. See “Item 8—Financial Information—Litigation.”

Insurance

We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2003, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$10.6 billion for all of our inventories and NT$123.7 billion for our equipment and facilities. In addition, as of December 31, 2003, we had insurance coverage for business interruptions in the aggregate amount of NT$9.6 billion. See “Item 3. Key Information—Risk Factors—Political Geographical and Economic Risks—Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.”

We also maintain insurance policies, including director and officer liability insurance, employee group health insurance, travel and life insurance, employer liability insurance, general liability insurance, and policies that provide coverage for risks during the shipment of goods and equipment, as well as during equipment installation at our fabs.

Environmental Matters

Our manufacturing processes involve the use of hazardous materials and generate a significant amount of waste products, including wastewater, liquid waste products and hazardous gases, which are strictly monitored by local environmental protection bureaus. To meet ROC environmental standards, we employ various types of pollution control equipment for the treatment of hazardous gases, liquid waste, solid waste and the treatment of wastewater and chemicals in our fabs. We control exhaust gas and wastewater on-site. The treatment of solid and liquid wastes is subcontracted to third parties off-site in accordance with pollution control requirements.

We incurred small fines in March 2001, December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In September 2003, we also incurred a small fine for failure to update our air pollution emission permit. Following each of the infractions described above, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan.

4.C.    Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2003.

The following table sets forth summary information for our subsidiaries as of December 31, 2003.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
AU Optronics (L) Corp.	Holding company	Malaysia	2,422.1	100%
AU Optronics Corporation America	Sales services in the United States	United States	31.2	100	%(1)
AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	2,383.9	100	%(1)
AU Optronics Corporation Japan	Sales services in Japan	Japan	5.6	100	%(1)
Konly Venture Corp.	Venture capital investment	ROC	600.0	100%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

4.D.    Property, Plants and Equipment

We have three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC. With current production facilities utilizing 3.5-generation, fourth-generation and fifth-generation technologies, we have the flexibility to produce a large number of panels of various sizes.

Principal Facilities

The following table sets forth certain information relating to the principal facilities operated by us as of March 31, 2004. The land in the Hsinchu Science Park on which our facilities are located is leased from the ROC government.

Location	Building Size (in square meters)	Input Substrate Size (in millimeters) / Installed Capacity (substrates processed per month)		Commencement of Commercial Production	Primary Use	Owned or Leased
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan ROC	69,647	610x720/45,000		December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu, Taiwan ROC	102,311	610x720/30,000		November 2000	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu, Taiwan ROC	105,127	600x720/60,000		July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

No. 1, Xinhe Rd., Aspire Park 325 Lungtan, Taoyuan Taiwan, ROC	248,231	680x880/60,000 1,100x1,250/50,000 1,100x1,300/70,000	(1) (2) (3)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in January 2015)

No. 9-1, Sipin North Lane, 2 Neighborhood, Lin-Cuo Village Taichung City, Taiwan, ROC	N/A	1,500x1,850	(4)	Scheduled for the first quarter of 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou China	226,549	N/A		July 2002	Module and component assembly	• Land is leased (expires in 2051)

(1)	Our fourth-generation fab.
(2)	Our first fifth-generation fab, which commenced mass production in March 2003.
(3)	Our second fifth-generation fab, which is currently in the ramp-up process.
(4)	Our sixth-generation fab, which is currently under construction. We expect to move equipment into this fab in the second half of 2004 and tentatively plan to commence mass production in the first quarter of 2005.

Expansion Projects

As of December 31, 2003, we had incurred a total of NT$39.1 billion in connection with our two fifth-generation fabs, including the color filter production facilities housed at such fabs. We expect to spend an additional NT$26.8 billion in order to complete these expansion projects. In addition, we expect to spend a total of approximately NT$85.0 billion for our new sixth-generation fab, together with the new color filter production and module-assembly facilities within such fab. We expect to finance these expansion projects with cash on hand, long-term debt and cash flow from operations. Set forth below is a description of our principal expansion projects.

Fifth-Generation Fabs.    We commenced mass production at our first fifth-generation fab (1,100 x 1,250 millimeters) in March 2003. As of December 31, 2003, our first fifth-generation fab had an estimated input capacity of approximately 50,000 substrates per month. We commenced mass production at our second fifth-generation fab (1,100 x 1,300 millimeters) in February 2004. As of March 31, 2004, our second fifth-generation fab had an estimated input capacity of approximately 30,000 substrates per month. Upon the completion of the ramp-up process, our second fifth-generation fab is expected to have an input capacity of approximately 70,000 substrates per month. We also established a color filter production facility in order to meet a portion of our color filter requirements at our two fifth-generation fabs as well as our other existing fabs. We commenced mass production of color filters at our fifth-generation facility in October 2003. Our fifth-generation fabs are designed to process substrates that are more than twice as large as those processed at a fourth-generation fab. These new fabs will enable us to cut substantially more panels per substrate or to cut panels more efficiently for applications that require larger panels.

Sixth-Generation Fab.    To meet the growth in the large-size TFT-LCD market, we intend to establish a new fab in Taichung Science Park utilizing sixth-generation manufacturing technology. We expect that our sixth-generation fab will be capable of processing substrates with dimensions of 1,500 x 1,850 millimeters. Our sixth-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 32-inch panels, six 37-inch panels or four 40-inch panels in wide format. Our sixth-generation fab is currently under construction and is tentatively scheduled to commence mass production in the first quarter of 2005. We also plan to establish color filter production and module-assembly facilities at our sixth-generation fab.

Research and Development Center.    We are in the process of establishing the AUO Technology Center, a dedicated flat panel research and development center. We expect that the research and development center will be completed by the third quarter of 2004. See “Item 5. Operating and Financial Review and Prospects—Research and Development.”

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.    Operating Results

Overview

The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices. For example, commencing in the second half of 2000, intense competition in the TFT-LCD industry worldwide, due principally to the substantial addition of new fabs by most major manufacturers in Taiwan, Korea and Japan, including our company, resulted in declines in the average selling prices of many of our products. As a result, we experienced substantial downward pricing pressure on the average selling prices of our large-size panels. The average selling prices of our large-size panels decreased by 40.1% between 2000 and 2001.

From the first half of 2002, expectation of strong demand for TFT-LCD panels resulted in panel price recovery in the TFT-LCD industry. The average selling prices of our large-size panels increased by 21.5% between the fourth quarter of 2001 and the first quarter of 2002 and further increased by 13.9% between the first quarter and the second quarter of 2002. However, the significant increase in the average selling prices of large-size panels in the first half of 2002 was followed by a slowdown in demand growth in the second half of 2002, which in turn resulted in excess supply in the market and caused sharp declines in prices in that period. As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. Average selling prices of our large-size panels recovered in 2003 with prices increasing by 17.3% between the first quarter of 2003, and the fourth quarter of 2003.

Our revenues depend substantially on the average selling prices of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels increased by 15.6% between 2001 and 2002 and decreased by 3.1% between 2002 and 2003. The change in the average selling prices of our panels and decreases in variable costs, depreciation and amortization expenses and other fixed costs associated with the expansion of our production capacity on a per panel basis contributed to the increase in our gross margins from (7.4)% in 2001 to 16.0% in 2002 and 22.4% in 2003. The strong demand for TFT-LCD panels in 2003 resulted in a recovery in average selling prices in 2003. To meet demand, many TFT-LCD manufacturers, including our company, may expand their capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of our panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decline as the cost of manufacturing TFT-LCD panels declines and as the product becomes more commodity-like.

Production Capacity

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2003, we had an annual capacity to produce approximately 196.2 million square meters of glass area of TFT-LCD panels.

Fab Construction and Ramp-Up Process

Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences mass production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to three quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, and lower raw materials and component costs per panel as a result of higher production yield.

We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger panel sizes command higher prices, but also have higher manufacturing costs. In 2003, the trend toward notebook computers with larger screens and the substantial increase in demand for TFT-LCD panels for desktop monitors as a result of the replacement of cathode ray tube monitors for TFT-LCD monitors led us to shift our product mix to include primarily 14.1-inch and 15-inch panels for notebook computers and 15- and 17-inch panels for desktop monitors. Our fifth-generation fabs have enabled us to produce 15-, 17- and 19-inch or larger panels more efficiently. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

Critical Accounting Policies

Preparation of our consolidated financial statements requires us to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, goodwill, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our consolidated financial statements.

Revenue Recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. As a result, we account for the estimated costs associated with the returns as a provision for warranty costs.

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

Provision for Accounts Receivable

We evaluate our outstanding accounts receivable balance on a monthly basis for collectibility purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical loss experience.

Provision for Inventory Obsolescence

Provisions for inventory obsolescence and devaluation are recorded when we determine that the fair values of inventories are less than their cost basis, which may be affected by the number of months inventory items remain unsold, or their prevailing market prices, whichever is lower. Additionally, our analysis of our provision for obsolete and devalued inventory is partially based upon forecasts of demand for our products and any change to these forecasts.

Income Taxes

Our effective tax rate differs from the statutory rate due to the impact of nondeductible items, tax exemptions, investment tax credits and net operating losses. Our effective tax rate was (0.5)% in 2001, 0% in 2002 and (0.6)% for 2003. Our future effective tax rates could be adversely affected by earnings being lower than anticipated, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations of tax laws. In addition, we are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2003, the ending balance for our valuation allowances was NT$7,773.3 million under ROC GAAP. If our current estimate of future profit had been higher, we would have decreased our valuation allowances accordingly. In contrast, if our current estimate of future profit had been lower, we would have increased our valuation allowances. However, due to the complexity of calculating our valuation allowances, we are unable to provide with reasonable accuracy the amount of changes to our valuation allowances that would have resulted based upon specific percentage changes to one or more individual factors such as our expected future revenue or profits.

Results of Operations

The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	107.4	84.0	72.6

Gross profit (loss)	(7.4)	16.0	22.4

Operating expenses:	9.3	5.8	6.9
Selling	1.2	0.7	1.4
General and administrative	3.2	2.1	2.3
Research and development	4.9	3.0	3.2

Operating income (loss)	(16.7)	10.2	15.5

Net non-operating income (loss)	(1.2)	(2.2)	(0.6)

Income (loss) before income tax	(17.9)	8.0	14.9
Income tax benefit (expenses)	0.1	(0.0)	0.0

Net income (loss)	(17.8)	8.0	14.9

For the Years Ended December 31, 2003 and 2002

Net Sales

Net sales increased 38.5% to NT$104,860.6 million (US$3,085.0 million) in 2003 from NT$75,689.2 million in 2002 due to a 38.0% increase in net sales of large-size panels and a 76.1%

increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 38.0% to NT$92,274.0 million (US$2,714.7 million) in 2003 from NT$66,852.5 million in 2002. The increase in net sales of large-size panels was primarily due to an increase in unit sales, offset by a decrease in average selling prices. Large-size panels sold increased 42.4% to 11,852.7 thousand panels in 2003 from 8,321.6 thousand panels in 2002. The average selling price per panel of our large-size panels decreased 3.1% to NT$7,785 (US$229.0) in 2003 from NT$8,034 in 2002, primarily as a result of decreases in average selling prices resulting from an oversupply of panels in the TFT-LCD industry during the second half of 2002. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices. The increased demand was reflected in the increased rate of replacement of TFT-LCD for cathode ray tube monitors, increased bundling of TFT-LCD monitors and PCs by brand companies and increased demand for notebook computers.

Net sales of small- to medium-size panels increased 76.1% to NT$11,855.8 million (US$348.8 million) in 2003 from NT$6,731.4 million in 2002. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales, offset by a decrease in average selling prices. Unit sales of our small- to medium-size panels increased 135.7% to 21,431.2 thousand panels in 2003 from 9,092.1 thousand panels in 2002. The average selling price per panel of our small- to medium-size panels decreased 25.3% to NT$553 (US$16.3) in 2003 from NT$740 in 2002, primarily as a result of intense competition and shift in product mix. The increase in unit sales of small- to medium-size panels was due to increased demand as a result of wider industry acceptance of the use of TFT-LCD panels for consumer electronics products.

Cost of Goods Sold

Cost of goods sold increased 28.0% to NT$81,398.9 million (US$2,394.8 million) in 2003 from NT$63,606.2 million in 2002. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased by 22.4% in 2003 as compared to 2002, primarily as a result of an increase in unit sales of our panels, partially offset by decreases in average market prices of raw materials and components. Overhead expenses, including depreciation and amortization expenses, increased by 40.3% in 2003 compared to 2002, primarily due to increased production costs and the purchase of additional equipment and machinery for our fabs. Direct labor costs increased by 29.5% in 2003 compared to 2002, primarily as a result of an increased number of employees due to our increased production capacity and the ramp up of our fifth-generation fabs and our module-assembly facilities in Suzhou, PRC.

As a percentage of net sales, cost of goods sold decreased to 77.6% in 2003 from 84.0% in 2002. This decrease was primarily as a result of a decrease in our cost of goods sold per panel for large-size panels and an increase in our net sales. The decrease in our cost of goods sold per panel for large-size panels was primarily as a result of decreases in raw materials and component costs and lower fixed costs per panel for large-size panels. The decrease in raw materials and component costs per panel for large-size panels was primarily due to decreases in the average market prices of raw materials and components and the introduction of new product designs with lower component costs. Fixed costs per panel (which include depreciation and amortization expenses, direct labor costs and utility and other overhead expenses) for large-size panels decreased due to improved production efficiency through yield rate improvement and advanced new generation technologies and economies of scale realized at our fabs.

Gross Profit

Gross profit increased 94.2% to NT$23,461.8 million (US$690.3 million) in 2003 from NT$12,083.0 million in 2002. Gross margin, which is net sales less cost of goods sold, was 22.4% in

2003 as compared to 16.0% in 2002. The improvement in gross margin was primarily as a result of an increase in net sales due to an increase in unit sales and a substantial reduction in cost of goods sold per panel for most of our panels sold.

Operating Expenses

Operating expenses increased 65.2% to NT$7,217.0 million (US$212.3 million) in 2003 from NT$4,369.1 million in 2002. As a percentage of net sales, operating expenses increased to 6.9% in 2003 from 5.8% in 2002. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2003. Selling expenses increased 168.3% to NT$1,395.0 million (US$41.0 million) in 2003 from NT$520.0 million in 2002, primarily due to increases in selling commissions, transportation costs and marketing expenses as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.4% in 2003 from 0.7% in 2002. Administrative expenses increased 50.7% to NT$2,435.6 million (US$71.7 million) in 2003 from NT$1,616.0 million in 2002, primarily as a result of the ramp-up costs at our fifth-generation fabs prior to mass production at such facilities. General and administrative expenses as a percentage of net sales increased slightly to 2.3% in 2003 from 2.1% in 2002. Research and development expenses increased 51.6% to NT$3,386.4 million (US$99.6 million) in 2003 from NT$2,233.1 million in 2002, primarily due to the additional expenses for the development of advanced process and product technologies. Research and development expenses as a percentage of net sales increased to 3.2% in 2003 from 3.0% in 2002.

Operating Income and Operating Margin

As a result of the foregoing, operating income increased 110.6% to NT$16,244.8 million (US$477.9 million) in 2003 from NT$7,713.9 million in 2002, and operating margin increased to 15.5% in 2003 from 10.2% in 2002.

Net Non-Operating Loss

We had a net non-operating loss of NT$671.5 million (US$19.8 million) in 2003 compared to a net non-operating loss of NT$1,691.1 million in 2002. We had a lower net non-operating loss in 2003 as compared to 2002 primarily as a result of realized and unrealized gains in short-term investments and a decrease in net interest expense. We had a gain on market price recovery of short-term investments of NT$126.9 million (US$3.7 million ) in 2003, as compared to a short-term investment permanent impairment loss of NT$650.6 million in 2002, primarily as a result of an improvement in the market prices of our short-term investments due to the recovery of market conditions on the Taiwan Stock Exchange. The short-term investment permanent impairment loss in 2002 was due primarily to the write-off of our short-term investment in PixTech in the amount of NT$523.7 million. We had a net interest expense of NT$658.1 million (US$19.4 million) in 2003 compared to a net interest expense of NT$951.1 million in 2002, principally as a result of lower levels of debt and lower interest rates.

Income Tax Benefit

We recorded an income tax benefit of NT$86.7 million (US$2.6 million) in 2003 compared to an income tax expense of NT$0.1 million in 2002. We recorded an income tax benefit in 2003 due primarily to the fact that we generated more investment tax credits, combined with the recognition of additional net deferred income tax assets generated in 2003 due to our assessment that we would be able to realize certain of our deferred tax assets based on future profitability.

Net Income

As a result of the foregoing, net income increased 160.0% to NT$15,659.9 million (US$460.7 million) in 2003 from NT$6,022.7 million in 2002.

For the Years Ended December 31, 2002 and 2001

Net Sales

Net sales increased 101.4% to NT$75,689.2 million in 2002 from NT$37,588.6 million in 2001 due to a 108.8% increase in net sales of large-size panels and a 56.7% increase in net sales of small-to medium-size panels. Net sales of large-size panels increased 108.8% to NT$66,852.5 million in 2002 from NT$32,012.9 million in 2001. Unit sales of large-size panels increased 80.7% to 8,321.6 thousand panels in 2002 from 4,606.3 thousand panels in 2001. The average selling price per panel of our large-size panels increased 15.6% to NT$8,034 in 2002 from NT$6,950 in 2001. The increase was primarily due to significant increases in the average selling prices and unit sales for our large-size panels in the first half of 2002, partially offset by a decrease in average selling prices and unit sales in the second half of 2002. The increases in both average selling prices and unit sales of large-size panels in the first half of 2002 were due primarily to market expectations of strong demand in the end use market for TFT-LCD panels in 2002. The decline in the average selling prices and unit sales of our large-size panels in the second half of 2002 were due primarily to oversupply of large-size panels in the market as a result of lower than expected demand growth for TFT-LCD panels and inventory build-up in that period.

Net sales of small- to medium-size panels increased 56.7% to NT$6,731.5 million in 2002 from NT$4,295.5 million in 2001. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales, offset by a decrease in average selling prices. The increase in unit sales of small- to medium-size panels was also due to our expanded production capacity and increased demand as a result of wider industry acceptance of the use of TFT-LCD panels for consumer electronics products. Unit sales of our small- to medium-size panels increased 86.0% to 9,092.1 thousand panels in 2002 from 4,887.1 thousand panels in 2001. The average selling price per panel of our small- to medium-size panels decreased 15.8% to NT$740 in 2002 from NT$879 in 2001, primarily as a result of intense competition and change in product mix in the TFT-LCD industry.

Cost of Goods Sold

Cost of goods sold increased 57.5% to NT$63,606.2 million in 2002 from NT$ 40,373.6 million in 2001. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased by 53.8% in 2002 as compared to 2001, primarily as a result of an increase in unit sales of our panels, partially offset by decreases in average market prices of raw materials and components. Overhead expenses, including depreciation and amortization expenses, increased by 59.8% in 2002 compared to 2001, primarily due to the purchase of additional equipment and machinery for the production of panels for production facilities. Direct labor costs increased by 134.7% in 2002 compared to 2001, primarily as a result of an increased number of employees due to our increased production capacity and the commencement of operations at our module-assembly facilities in Suzhou, PRC.

As a percentage of net sales, cost of goods sold decreased to 84.0% in 2002 from 107.4% in 2001. This decrease was primarily as a result of an increase in net sales of large-size panels due to the increased average selling price of such products, and a decrease in our cost of goods sold per panel for large-size panels. The decrease in our cost of goods sold per panel for large-size panels was primarily as a result of decreases in raw materials and component costs and lower fixed costs per panel for large-size panels. The decrease in raw materials and component costs per panel for large-size panels was primarily due to decreases in average market prices of raw materials and components and the introduction of new product designs with lower component costs. Fixed costs per panel (which include depreciation and amortization expenses in our cost of goods sold per panel for large size panels, direct labor costs and utility and other overhead expenses) for large-size panels decreased due to improved production efficiency, which resulted from yield rate improvement and new technologies, and increased economies of scale due to the expansion of production capacity.

Gross Profit

We recorded a gross profit of NT$12,083.0 million in 2002 compared to a gross loss of NT$2,785.0 million in 2001. Gross margin was 16.0% in 2002 as compared to (7.4)% in 2001. The improvement in gross margin was primarily as a result of an increase in net sales due to an increase in unit sales and a substantial reduction in cost of goods sold per panel for most of our panels sold.

Operating Expenses

Operating expenses increased 24.6% to NT$4,369.1 million in 2002 from NT$3,505.7 million in 2001. As a percentage of net sales, operating expenses decreased to 5.8% in 2002 from 9.3% in 2001. The increase in operating expenses was primarily as a result of an increase in net sales of our panels in 2002. Selling expenses increased 16.5% to NT$520.0 million in 2002 from NT$446.2 million in 2001, primarily due to increases in transportation costs, selling commissions and promotion expenses as a result of increased sales in 2002. Selling expenses as a percentage of net sales decreased to 0.7% in 2002 from 1.2% in 2001. Administrative expenses increased 34.3% to NT$1,616.0 million in 2002 from NT$1,203.4 million in 2001, primarily as a result of the ramp-up costs at our first fifth-generation fab and module-assembly facilities in Suzhou, PRC prior to the mass production at such facilities. Administrative expenses as a percentage of net sales decreased to 2.1% in 2002 from 3.2% in 2001. Research and development expenses increased 20.3% to NT$2,233.1 million in 2002 from NT$1,856.1 million in 2001, primarily due to the development of new technologies, an increase in the cost of raw materials and components relating to research and development activities and an increase in additional expenses for research and development personnel due to additional hiring and salary level increases. Research and development expenses as a percentage of net sales decreased to 3.0% in 2002 from 4.9% in 2001.

Operating Income and Operating Margin

As a result of the foregoing, we generated operating income of NT$7,713.9 million in 2002 compared to an operating loss of NT$6,290.7 million in 2001, and operating margin increased to 10.2% in 2002 from (16.7)% in 2001.

Net Non-Operating Loss

Our net non-operating loss increased 272.6% to NT$1,691.1 million in 2002 from NT$453.9 million in 2001. We had a higher net non-operating loss in 2002 as compared to 2001 primarily as a result of an investment loss, a net foreign currency exchange loss and an unrealized loss of short-term investments. The short-term investment permanent impairment loss in 2002 was primarily due to the write-off of our short-term investments in PixTech in the amount of NT$523.7 million. The net foreign currency exchange loss was primarily due to the depreciation of the US dollar against the NT dollar in the second quarter of 2002. The unrealized loss of short-term investments was due to a decrease in the market price of such investments in 2002.

Income Tax Benefit

We recorded an income tax expense of NT$0.1 million in 2002 compared to an income tax benefit of NT$34.3 million in 2001. This is primarily due to the fact that we generated fewer investment tax credits in 2002 compared to 2001, and we did not recognize additional net deferred income tax assets as of December 31, 2002 due to the uncertainty related to the realization of such assets. Among other factors, our judgment was based on the losses incurred in 2001 and the fourth quarter of 2002.

Net Income

As a result of the foregoing, we generated net income of NT$6,022.7 million in 2002 compared to a net loss of NT$6,710.2 million in 2001.

Inflation

The inflation rate in Taiwan was 0.01% in 2001, (0.20)% in 2002 and (0.28)% in 2003. We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

The corporate income tax rate in Taiwan applicable to us is 25%. Prior to January 20, 2001, the corporate income tax rate in Taiwan applicable to us was 20% for our products produced in the Hsinchu Science Park and 25% for our products produced elsewhere in Taiwan. However, we did not generate any income in any year except 2000, 2002 and 2003. In 2000, although we generated income before tax, we applied certain loss carryforwards that we accumulated from previous years to offset the tax liability to which we could otherwise have been subject. As a result, we did not incur any income tax expense during any of our fiscal years.

Recognition of Deferred Tax Assets

Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP than under U.S. GAAP. This difference has a significant impact on us because we have a significant amount of deferred tax assets as a result of the various tax credits available to us under ROC governmental tax incentive programs and net operating loss carryforwards. Please see note 24 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification of these differences. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2003 amounted to NT$2,608.7 million (US$76.7 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the projection of income before tax for the year ended December 31, 2004. If we do not achieve the projection of income before tax for 2004, the amount of the deferred tax assets recognized may be significantly reduced.

Tax Exemptions

Based on our status as a company engaged in the TFT-LCD business in Taiwan, all income attributable to the use of equipment that we purchase, in part or in whole, with proceeds we raise through share offerings, may be exempted from corporate income tax in Taiwan if our shareholders determine to allow us, instead of the shareholders themselves, to use these tax exemptions. In addition, income attributable to the use of equipment that we purchase, in whole or in part, with retained earnings that we capitalize, may be exempted from corporate income tax in Taiwan. These exemptions typically apply for four or five consecutive years, commencing in a year to be designated by us within two years following the commencement of mass production using such equipment. We set forth below certain information with respect to our tax exemptions:

•	Share offering in 1993 by Unipac for the purchase of certain equipment.

•	This tax exemption period commenced in 2000 and expired in 2003.

•	Share offerings in 1999 by Unipac for the purchase of equipment used at two of our 3.5-generation fabs, and share offering in 1999 by Acer Display for the purchase of equipment used at our fourth-generation fab.

•	The tax exemption period relating to our first 3.5-generation fab commenced in 2002 and will expire in 2005.

•	The tax exemption period relating to the equipment purchased for our second 3.5-generation fab is four years and will expire in 2008.

•	The tax exemption period relating to our fourth-generation fab will commence in 2005 and expire in 2009.

•	Share offering in 1996 by Acer Display for the purchase of equipment used at our 3.5-generation fab.

•	The tax exemption period will commence in 2003 and will expire in 2007.

•	Share offerings in 2001 for the purchase of equipment used at our fourth-generation fab.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2001 for the purchase of equipment used at our previous early generation fab and 3.5-generation fab.

•	The tax exemption period is five years for our previous early generation fab and our 3.5-generation fab.

•	We have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2002 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

If we make a qualified rights offering, our shareholders will be entitled, pursuant to a majority vote at a shareholders’ meeting held within two years after the rights offering, to elect to receive a tax credit for individual shareholders of up to 10% (which percentage is decreased by 1% every two years from 2000) or for corporate shareholders of up to 20% of their subscription amount against taxes payable within five years after expiration of the first three years of investment, during which period such shareholders are required to hold onto their investment in order to utilize the tax credit. For individual holders, except for the last year of that period, the tax credit deductible shall not exceed 50% of the total income tax payable by such shareholder in a particular year. Even if the shareholders elect to receive the shareholders’ tax credit, it is unlikely that ADS holders would be able to benefit from such tax credits. The ROC statute governing this tax credit does not expressly prohibit holders of ADSs from benefiting from such tax credit. However, in practice, even if an ADS holder may have other ROC sources of income against which to use the tax credit, ADS holders would not be able to prove that they meet the holding requirement necessary to claim the tax credit.

Loss Carryforwards

As of December 31, 2003, we have loss carryforwards of NT$2,393.7 million available.

Tax Credits

We also benefit from certain tax credits under ROC law that may be applied toward reducing our tax liabilities. We received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the ROC becoming a member of the World

Trade Organization, the ROC Ministry of Economic Affairs amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. As of December 31, 2003, we had accumulated NT$9,954.4 million (US$292.9 million) of these tax credits. These tax credits are expected to expire four years after the end of the year in which we received the equipment. As of December 31, 2003, NT$2,577.2 million (US$75.8 million), NT$1,545.2 million (US$45.5 million), NT$1,176.3 million (US$34.6 million) and NT$4,655.7 million (US$137.0 million) of these tax credits are expected to expire in 2004, 2005, 2006 and 2007, respectively.

We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the proceeding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2003, we had accumulated NT$430.5 million (US$12.7 million) of these tax credits. These tax credits are expected to expire four years after the year expenses are incurred. As of December 31, 2003, NT$240.5 million (US$7.1 million) and NT$190.0 million (US$5.6 million) of these tax credits are expected to expire in 2005 and 2006, respectively.

Tax on Retained Earnings

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under the amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. See “Item 10. Additional Information—Taxation—ROC Tax Considerations—Retained Earnings Tax.” As a result, if we do not distribute as dividends in any year all of our annual retained earnings generated in the preceding year, our applicable corporate income tax rate may exceed 25% for such year.

5.B.    Liquidity and Capital Resources

We need cash primarily for capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to expand our capacity has been largely dependent upon, and to a certain extent will continue to depend upon, our financing capability through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our expansion plans. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may need to rely on external borrowings and securities offerings. Other than as described below in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2003, our primary source of liquidity was NT$17,962.1 million (US$528.5 million) of cash and cash equivalents and NT$2,286.5 million (US$67.3 million) of short-term investments. As of December 31, 2003, we had total short-term credit lines of NT$26,305.9 million (US$773.9 million), of which we had borrowed NT$300.8 million (US$8.8 million) as of December 31, 2003. All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2003, we had outstanding long-term borrowings of NT$31,202.6 million (US$918.0 million). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2003 ranged between 1.7% and 5.0% per year.

In November 2001, we issued an aggregate principal amount of NT$10,000.0 million of convertible bonds due November 2008. The convertible bonds have been fully converted into our shares as of October 2003. The convertible bonds had a stated interest rate of 2.0% and an effective interest rate of 4.50%. The initial conversion price was NT$15.80 per share, subject to adjustment. The conversion price was adjusted to NT$14.9 per share based on the resolution of our board of directors’ meeting on June 18, 2003. As of December 31, 2002 and 2003, the total principal amount of convertible bonds which had been converted into our shares totaled NT$8,748.7 million and NT$10,000 million, respectively, which amounted to NT$5,537.1 million and NT$6,376.0 million, respectively, for our shares and a premium of NT$3,315.3 million and NT$3,795.0 million, respectively, recorded as capital surplus.

In August 1999, we issued NT$1,500 million of secured bonds. These bonds have a stated interest rate of 6.05% and are scheduled to mature in August 2004. We are obligated to repay the principal amount of these bonds in six semi-annual installments, each in the amount of NT$250 million, commencing on February 26, 2002. In November 1999, we issued NT$1,500 million of secured bonds. These bonds have a stated interest rate of 5.85% and are scheduled to mature in November 2004. We are obligated to repay the principal amount of these bonds in six semi-annual installments, each in the amount of NT$250 million, commencing on May 7, 2002.

In November 2003, we entered into a NT$35 billion seven-year syndicated credit facility, for which International Commercial Bank of China acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2003, no amount had been drawn down under this credit facility. We issued NT$6 billion secured corporate bonds under this credit facility in April 2004.

Our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, amounted to NT$37,403.4 million (US$1,100.4 million) as of December 31, 2003.

Net cash provided by operating activities amounted to NT$1,215.8 million in 2001, NT$20,821.7 million in 2002 and NT$37,041.5 million (US$1,089.8 million) in 2003. Our depreciation and amortization was NT$8,880.3 million in 2001, NT$12,989.9 million in 2002 and NT$16,294.6 million (US$479.4 million) in 2003. Our notes and accounts payable increased NT$7,339.7 million in 2001, NT$1,322.0 million in 2002 and NT$11,413.0 million (US$335.8 million) in 2003. Increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity. Our depreciation and amortization and increases in our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$5,930.2 million in 2001, NT$1,203.9 million in 2002 and NT$6,898.7 million (US$203.0 million) in 2003 and increases in inventories of NT$2,124.2 million in 2001 and NT$1,770.7 million (US$52.1 million) in 2003.

Net cash used for investing activities was NT$15,299.5 million in 2001, NT$18,125.0 million in 2002 and NT$40,339.4 million (US$1,186.8 million) in 2003. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$13,987.3 million in 2001, NT$18,035.3 million in 2002 and NT$39,300.6 million (US$1,156.2 million) in 2003. These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings and the issuance of shares.

Net cash provided by financing activities was NT$16,779.5 million in 2001, reflecting primarily our issuance of NT$10.0 billion of convertible bonds, share issuances totaling NT$7.9 billion and borrowings of NT$4,270.1 million under long-term loans, partially offset by our repayment of short-term loans of NT$5,291.0 million. Net cash provided by financing activities was NT$16,754.3 million (US$482.8 million) in 2002, reflecting primarily our share issuance totaling NT$19,170.3 million (US$552.5 million), partially offset by our repayment of long-term loans and bonds of NT$5,104.1 million (US$147.1 million). Net cash used by financing activities was NT$4,672.6 million (US$137.5 million) in 2003, reflecting primarily our repayments of long-term loans and bonds of NT$10,792.1 million (US$317.5 million), partially offset by borrowings of NT$8,740.4 million (US$257.1 million) under long-term loans.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. Substantially all of our investments in capital expenditures are located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	11,264.8	16,715.1	40,424.1	1,189.3
Land and building purchases	1,513.8	1,874.5	3,990.0	117.4

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. As of December 31, 2001, 2002 and 2003, our prepayments for purchases of land amounted to NT$88 million, NT$30 million and NT$28 million, respectively. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2001, 2002 and 2003, prepayments for purchases of equipment amounted to NT$8,815 million, NT$10,055 million and NT$11,753 million, respectively.

For the year ended December 31, 2003, our capital expenditures amounted to NT$44,414.1 million, primarily for the purchase of equipment to build our fifth-generation fabs, including the color filter production facilities housed at our second fifth-generation fab and the expansion of our existing fabs and our module-assembly operations.

We estimate our capital expenditures to be approximately NT$81.7 billion for 2004, primarily for the purchase of equipment to build our sixth-generation fab, including the color filter production facilities to be located at our planned sixth-generation fab, and the expansion of our existing fabs and our module-assembly operations. As of May 1, 2004, we have made commitments to purchase approximately NT$51.6 billion of equipment and machinery. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

We believe that our existing cash, cash equivalents, short-term investments and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements for at least the next 12 months. We frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

5.C.    Research and Development

We incurred research and development costs of NT$1,856.1 million, NT$2,233.1 million and NT$3,386.4 million (US$99.6 million) in 2001, 2002 and 2003, respectively, which represented 4.9%, 3.0% and 3.2%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our manufacturing process technologies and product development, including improving the features of our products and working jointly with our customers to design products that are tailored to their specific requirements. We have a product development team dedicated to each of our primary product categories, including notebook computers, desktop monitors and consumer electronics. Each of these teams focuses on development of our existing products for its respective markets. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have two research and development teams that are dedicated to the development of LTPS and OLED, respectively. In addition, we have two research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2003, we employed approximately 528 research and development engineers in our company.

We plan to continue to increase our spending on research and development with the goal of improving our TFT-LCD manufacturing process and developing new TFT-LCD products such as high-resolution 17-inch or larger panels for desktop monitors and 26-inch or above panels for television. We are also developing alternative technologies such as LTPS and OLED display. In particular, we are developing color active-matrix OLED technology for small- to medium-size panels, which we expect to be utilized in products such as mobile phones and digital still cameras.

We are in the process of establishing a dedicated flat panel research and development center, the AUO Technology Center, currently scheduled to be completed by the third quarter of 2004. We expect that research activities at the AUO Technology Center will initially be divided into several general segments, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, OLED, LTPS and plasma display. In addition to new product development and module processing, the AUO Technology Center will also focus on improving our current TFT-LCD panel product and manufacturing process technologies. As of December 31, 2003, we had invested a total of NT$224.0 million (US$6.6 million) in the AUO Technology Center, and we expect to invest an additional NT$572.3 million (US$16.8 million) in order to complete its construction. We expect to finance the completion of the AUO Technology Center through cash flow from our operations.

5.D.    Trend Information

For trend information, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

5.E.    Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit to finance or secure our purchase payment obligations. As of December 31, 2003, we had off-balance sheet outstanding letters of credit of US$32.5 million and JP¥4,013.6 million. As of December 31, 2003, we had also provided an off-balance sheet guarantee of NT$30.1 million in connection with a research and development grant from the ROC Ministry of Economic Affairs. See note 22 to our consolidated financial statements included in this annual report. In addition, we have entered into interest rate swap transactions to hedge our interest rate exposure arising out of our commercial paper facility, and foreign currency forward contracts to economically hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments.

5.F.    Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2003.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations(1)	32,198.6	6,892.1	13,943.8	8,892.8	2,469.9
Operating lease obligations(2)	2,462.6	161.7	334.8	351.1	1,615.0
Purchase obligations(3)	36,999.9	36,999.9	—	—	—
Other long-term liabilities reflected on the company’s balance sheet under ROC GAAP	30.1	30.1	—	—	—

Total	70,113.1	42,505.7	14,278.6	9,243.9	4,084.9

(1)	Includes principal payment obligations only, as our interest obligations relating to the majority of our long-term debt are floating rate obligations.
(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.
(3)	Include purchase orders for the machinery and equipment at our fabs. We have already begun to place orders related to the installation of machinery and equipment at our new fifth-generation fabs, together with the color filter production facilities housed at such fabs. As of December 31, 2003, we had made commitments of approximately NT$28.1 billion (US$826.7 million), primarily relating to the fifth-generation fabs and color filter production, and approximately NT$1.5 billion (US$44.1 million), relating to the sixth-generation fabs, which commitments may be cancelled subject to the payment of certain penalties.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on net sales of our panels. We also have continuing obligations to share the cost for joint research and development of TFT-LCD technologies with FDTC under our Joint Research and Development and Cost Sharing Agreement with FDTC dated March 10, 2003.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and commercial paper facilities and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current and debt-equity ratios and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2003, we were in compliance with all financial covenants and other technical requirements under our credit facilities.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in many material respects from U.S. GAAP. Such significant differences include, among other things, the accounting for our business combination with Unipac under the pooling-of-interests method of accounting under ROC GAAP, compared to the purchase method of accounting under U.S. GAAP, and differences in the accounting for the beneficial conversion feature of our convertible bonds, compensation costs, derivative financial instruments, income taxes, depreciation of property, plant and equipment, and marketable securities and equity-investment securities, as well as additional disclosures required by U.S. GAAP. Please see note 24 to our consolidated financial statements included elsewhere in this prospectus for further discussion and quantification of these and other differences. The following table sets forth a comparison of our net income (loss) and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP for the periods indicated.

	For the Year Ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions, except per share data)
Net income (loss) in accordance with
ROC GAAP	(6,710.2)	6,022.7	15,659.9	460.7
U.S. GAAP	(5,340.9)	4,938.9	15,715.4	462.4
Shareholders’ equity in accordance with
ROC GAAP	43,947.3	77,828.0	92,654.5	2,725.9
U.S. GAAP	60,138.3	90,592.2	106,978.9	3,147.4
Cash flows from operating activities in accordance with
ROC GAAP	1,215.8	20,821.7	37,041.5	1,089.8
U.S. GAAP	503.1	21,227.5	36,987.3	1,088.2
Cash flows from investing activities in accordance with
ROC GAAP	(15,299.5)	(18,125.0)	(40,339.4)	(1,186.8)
U.S. GAAP	(8,067.7)	(18,549.9)	(40,339.4)	1,186.8
Cash flows from financing activities in accordance with
ROC GAAP	16,779.5	16,754.3	(4,672.6)	(137.5)
U.S. GAAP	12,986.3	16,773.4	(4,618.4)	135.9

Business Combination

We completed our merger with Unipac on September 1, 2001 through the issuance of 1,512,281,607 of our shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, all of our consolidated financial statements for prior periods included in this prospectus have been restated to include the results of operations, financial position and cash flows of Unipac. Further, according to the ROC Company Law, the excess of Unipac’s net assets over the par value of our shares issued for completion of the merger has been appropriated from unappropriated earnings and recorded as capital surplus. Under U.S. GAAP, the merger has been accounted for as the acquisition of Unipac, using the purchase method of accounting. Under purchase accounting, the aggregate purchase price of NT$39,636.9 million was calculated based on the market value of our shares issued and this amount was allocated to the assets acquired and liabilities assumed based on their respective fair values. The market value of our shares was based on the average market price of our shares over the five-day period before and after the terms of the acquisition were agreed upon and announced. Our management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including valuation reports by third parties. Based on the results of these valuations and our best estimates of fair value, we allocated the purchase price to the assets acquired and the liabilities assumed in accordance with U.S. GAAP. The difference between the purchase price and the fair value of the net assets that we acquired, including identifiable intangible assets, has been recorded as goodwill. The financial results of Unipac prior to the acquisition date of September 1, 2001 have been excluded from our U.S. GAAP results of operations.

We recorded NT$8,730.4 million of acquired intangible assets as part of the purchase price for Unipac, of which NT$53.5 million was assigned to in-process research and development assets that were then written off at the date of acquisition in accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” Those write-offs were included in research and development expenses in 2001. The remaining NT$8,676.9 million of acquired intangible assets have a weighted average useful life of approximately 88 months and no estimated residual value. These intangible assets include large-size TFT-LCD product and manufacturing process technologies of NT$3,123.6 million and small- to medium-size TFT-LCD panel product and manufacturing process technologies of NT$5,553.3 million. The key technology for small and medium-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita, product technologies developed by Unipac and three related patents.

We also recorded NT$11,599.7 million in goodwill. In accordance with U.S. GAAP Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” goodwill arising from a purchase accounting business combination consummated after June 30, 2001 is not amortized but is tested for impairment. Effective January 1, 2002, for U.S. GAAP purposes, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result, we test goodwill for impairment on at least an annual basis at the reporting unit level.

Beneficial Conversion Feature of Convertible Bonds

When we issued our convertible bonds in November 2001, ROC GAAP did not require us to recognize or account for any beneficial conversion feature embedded in the bonds. However, under U.S. GAAP, the beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital surplus. The amount of the beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of our shares, multiplied by the number of shares into which the bonds are convertible. As a result of our allocating a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to capital surplus for U.S. GAAP purposes, a discount on the bonds was recognized. The discount resulting from this allocation will be recognized as interest expense over the life of the bonds.

The carrying amount of the convertible bonds was NT$1,206.0 million as of December 31, 2002 and NT$0 as of December 31, 2003, and the related unamortized discount from the beneficial conversion feature was NT$80.9 million as of December 31, 2002 and NT$0 as of December 31, 2003. The effective interest rate of the bonds was approximately 6%.

Compensation Costs

Our articles of incorporation require a cash remuneration payment of up to 1% of our annual distributable earnings to our directors and supervisors. Under ROC GAAP, these payments are charged directly to retained earnings for the period during which our shareholders approve these payments. Under U.S. GAAP, these cash payments have been recorded as compensation expense in the period when the related services are rendered.

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

Under U.S. GAAP, the employee bonus expense is charged to income in the year during which services are provided. Shares we issue as part of these bonuses are recorded at fair value. Since the amount and form of the bonuses are not finally determinable until our shareholders’ meeting in the following year, the total amount of these bonuses is initially accrued based on the minimum cash value to be paid. Any difference between the amount initially accrued and the fair value of these bonuses settled by the issuance of our shares is recognized in the year of approval by our shareholders.

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

For ROC GAAP purposes, we record our interest rate swaps as hedge transactions by recording the net receivable or payable each month related to these interest rate swap contracts, offsetting or adding to our interest expense of the related debt. For foreign currency forward contracts, we record unrealized gains or losses measured using the change in the spot rate of the contracts in our consolidated statements of operations if the contracts are used to hedge existing foreign currency denominated receivables and payables, or we defer recognition of unrealized gains or losses for those contracts hedging anticipated transactions that will be denominated in a foreign currency. The discount or premium on a forward contract is amortized into earnings over the life of the contract.

For U.S. GAAP purposes, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, as of January 1, 2001. In accordance with the related transition provisions of SFAS No. 133, we recorded an after-tax charge to earnings of NT$0.6 million, representing the cumulative effect of the adoption related to the foreign currency forward contracts for the year ended December 31, 2001. The after-tax earnings charge to the statements of operations had no material effect on our U.S. GAAP earnings per share for the year ended December 31, 2001.

After our adoption of SFAS No. 133, as amended, none of our existing derivatives met the U.S. GAAP hedge accounting criteria. As a result, all derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date amounted to a charge of NT$78.0 million and NT$22.2 million in 2002 and 2003, respectively, and are included in other non-operating income for U.S. GAAP purposes. In addition, we reclassified NT$9.4 million, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts during both 2002 and 2003. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of our results of operations under U.S. GAAP.

Income Taxes

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the available projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent than under U.S. GAAP. Under U.S. GAAP, cumulative losses in recent years are significant piece of negative evidence, which is difficult to overcome with projections of future taxable income for the purpose of determining the valuation allowance. We suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, we did not use the projection of future taxable income in determining our net deferred tax asset valuation allowance prior to December 31, 2003. However, we started to generate profits in 2003, and expect to continue to generate profit going forward. Therefore, more positive evidence is available that the use of available future taxable income projections in determining the size of the valuation allowance is appropriate. As a result, we reversed a valuation allowance of NT$1,869.1 million in 2003.

Under a revised ROC tax rule effective on January 1, 1998, an additional 10% corporate income tax will be assessed on taxable income but only to the extent such taxable income is not distributed before the end of the following year. As a result, from January 1, 1998 to January 20, 2001, our undistributed income is subject to a corporate tax rate of 28% and distributed income is taxed at 20%. Commencing from January 20, 2001, the undistributed and distributed income is subject to a corporate tax rate of 32.5% and 25%, respectively. Under ROC GAAP, the 10% tax on undistributed earnings is recognized as an expense on the date that shareholders approve the amount of the earnings distribution. Under U.S. GAAP, we measure our tax expense, including the tax effects of temporary differences, using the undistributed rate.

Depreciation of Property, Plant and Equipment

Under ROC GAAP, we depreciate buildings over estimated lives of 20 or 50 years based on guidance from the ROC Internal Revenue Code. Under U.S. GAAP, buildings are depreciated over an estimated useful life of 20 years.

Marketable Securities and Equity-Method Investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market price. Under U.S. GAAP, equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Equity securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Equity securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. We had no trading or held-to-maturity portfolios as of December 31, 2003.

In March 2003, we purchased a 20% ownership in FDTC, recording the investment at NT$436.3 million, and equity method goodwill of NT$240.2 million. The equity method goodwill will not be amortized in accordance with SFAS No. 142, but will be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Under ROC GAAP, the income and goodwill of FDTC is recognized using the equity method and recorded in the following year. The equity method goodwill will be amortized over five years using the straight-line method, and the amortization is recorded as investment loss.

We held a 21% ownership in PixTech as of December 31, 2002. Under ROC GAAP, because we had no intention to hold PixTech’s stock for the long-term, the investment in PixTech was recorded as a short-term investment and accounted for at the lower of aggregate cost or fair value, with changes in fair value being reported in the consolidated statements of operations. Under U.S. GAAP, the investment in PixTech was accounted for under the equity method. In 2002, we wrote off the value of our investment due to the other than temporary decline in investment value for both ROC GAAP and U.S. GAAP. As a result, the December 31, 2002 U.S. GAAP adjustment related to PixTech consists of the difference in the amount of the write off due to the different carrying amounts of this investment under both ROC GAAP and U.S. GAAP.

As permitted under ROC GAAP, we recognize our equity in the income (loss) of Patentop and FDTC in the following year on a one-year lag basis. Under U.S. GAAP, we recognize our equity in the income (loss) of Patentop and FDTC in the current year with no lag.

Recent U.S. GAAP Accounting Pronouncements

We believe that there are no recent accounting pronouncements under ROC GAAP that would have a significant impact on our results of operations. Set forth below is a summary of recent accounting pronouncements under U.S. GAAP.

In November 2002, the Emerging Issue Task Force (“EITF”) issued a final consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. Issue 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue 00-21 to existing arrangements and record the income statement impact as the cumulative effect of a change in accounting principle. We do not believe Issue 00-21 will have a material impact on our results of operations, financial statements and cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, an amendment of FASB Statement No. 123. This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. We currently have no outstanding stock-based compensation plans.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on our results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 is effective for instruments entered into or modified after May 31, 2003 and is otherwise effective for our first quarter of fiscal year 2004. The adoption of SFAS No. 150 will have no impact on our results of operations, financial position and cash flows.

In December 31, 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risk among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after January 31, 2003. The provisions are effective as of our first quarter of fiscal year 2003 for those variable interest entities as defined in FIN 46R. The adoption of FIN 46R will have no material impact on our results of operations, financial position and cash flows.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.    Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors is composed of nine directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors and also has the authority to act as our representative. The term of office for directors is three years.

We also have three supervisors. In accordance with the ROC Company Law, supervisors are elected by our shareholders and cannot concurrently serve as our directors, executive officers or other staff members. The term of office for supervisors is three years. The supervisors’ duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business.

Pursuant to the ROC Company Law, a person may serve as our director or supervisor in his or her personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Of our nine current directors, three are representatives of BenQ and one is a representative of Darly 2 Venture Ltd. Of our three supervisors, one is a representative of BenQ and one is a representative of China Development Industrial Bank (“CDIB”).

The following table sets forth information regarding all of our directors and supervisors as of May 1, 2004. The business address of all of our directors and supervisors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	52	Chairman	2007	8	Chairman and Chief Executive Officer of BenQ; Director of Darfon Electronics Corp.
Hsuan Bin (H.B.) Chen	53	Director	2007	7	Director of FDTC
Hsi-Hua Sheaffer Lee(1)	49	Director	2007	8	President and Chief Operating Officer of BenQ; Chairman of Darfon Electronics Corp.
Po-Yen Lu(1)	53	Director	2007	7	Director of Condo Corporation
Hui Hsiung(1)	51	Director	2007	8	Director of Condo Corporation
Chin-Bing Peng(2)	51	Director	2007	*	Senior Vice President and Chief Financial Officer of Acer Incorporated
Cheng-Chu Fan	52	Director	2007	*	Senior Advisor, WK Technology Fund
Vivien Huey-Juan Hsieh	51	Director	2007	*	President, China Development Asset Management Corporation
T.J. Huang	58	Director	2007	*	Chairman, Systex Corporation; President, Asia Vest Partners TCW/YFT (Taiwan) Ltd.
Chieh-Chien Chao	60	Supervisor	2007	*	Chairman, Small and Medium Business Credit Guarantee Fund
Ko-Yung (Eric) Yu(1)	48	Supervisor	2007	8	Chief Financial Officer of BenQ; Chairman of Daxon Technology Inc.; Supervisor of Darfon Electronics Corp.
Hsiu Hsing Hu(3)	42	Supervisor	2007	*	Manager, Direct Investment Department, CDIB

(1)	Representing BenQ.
(2)	Representing Darly 2 Venture Ltd.
(3)	Representing CDIB.
*	Recently joined our company upon election as director or supervisor, as applicable, at our annual shareholders’ meeting on April 29, 2004.

Kuen-Yao (K.Y.) Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master’s of Business Administration from the International Institute for Management Development in Switzerland in 1990.

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

Hsi-Hua Sheaffer Lee has been a director of our company since 1996. Mr. Lee has also been the President of BenQ since September 2003. He received a Bachelor’s degree in Electrical Engineering from the National Cheng Kung University in Taiwan in 1978.

Po-Yen Lu has been a director of our company since 2001. Mr. Lu has also been our Executive Vice President in charge of all our operating units since 1997. He received a Bachelor’s degree in Chemical Engineering from the National Taiwan University in Taiwan in 1974 and a Ph.D. degree in Chemical Engineering from University of Illinois in Urbana-Champaign in 1982. Before he joined our company in 1997, Mr. Lu worked for Gould Labs from 1978 to 1980, Bell Labs as Technical Manager from 1982 to 1995, and Electronics Research & Service Organization, Industrial Technology Research Institute as a Deputy Director of Display Research and Development from 1995 to 1997.

Hui Hsiung has been a director of our company since early 2002. Mr. Hsiung joined our company in 1996 as Director of the Research and Development Department, and from 1997 to 1999 served in positions in the company’s Marketing & Sales Division. Mr. Hsiung was a director of Acer Display from April 1999 to August 2001. Since June 2002, Mr. Hsiung has also served as our Executive Vice President in charge of all our business units of our company since 1996. He received a Bachelor’s degree in Physics from the National Taiwan University in Taiwan in 1975 and a Ph.D. degree in Physics from the University of California, Berkeley in 1985.

Chin-Bing Peng has been our director since April 2004. He is also the Senior Vice President and Chief Finance Officer of Acer Incorporated. Mr. Peng received a Master’s of Business Administration degree from National Chengchi University in Taiwan in 1980.

Cheng-Chu Fan has been a director of our company since April 2004. He is also the senior advisor to WK Technology Fund and Chairman of Gatax Technology Co., Ltd. Mr. Fan was a president of Microsoft, Taiwan from 1992 to 2001 and the president of WK Technology Fund from 2001 to 2003. Mr. Fan received a Master’s in electrical engineering from National Taiwan University in 1974.

Vivien Huey-Juan Hsieh has been a director of our company since April 2004. Ms. Hsieh is also the president of China Development Asset Management Company. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, in Texas.

T.J. Huang has been a director of our company since April 2004. He is also the Chairman of Systex Corporation since 1977, the Chairman of Sysware Corporation since 1997 and the president of AsiaVest Partners, TCW/YFY (Taiwan) Ltd. since 1995. He was formerly Chief Financial Officer and Managing Director of YFY Paper Mfg. Co., Ltd. Mr. Huang received a Ph.D. in Computer Science from the University of Wisconsin at Madison in 1973.

Chieh-Chien Chao has been a supervisor of our company since April 2004. He is also the Chairman of Small and Medium Business Credit Guarantee Fund. Mr. Chao was the Chairman of Chiao Tung Bank from 1994 to 2000 and the Chairman of The Farmers Bank of China from 2000 to 2003. Mr. Chao received a Ph.D. in economics from National Taiwan University in 1974.

Ko-Yung (Eric) Yu has been a supervisor of our company since 1996. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President and the Chief Financial Officer of BenQ since January 2002. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master’s of Business Administration degree from the Strathclyde Graduate Business School in United Kingdom in 1995.

Hsiu Hsing Hu has been a supervisor of our company since April 2004. She is also the Vice President and General Manager of Direct Investment Department I, China Development Industrial Bank. Ms. Hu received a Master’s of Business Administration degree from National Taiwan University in 1987.

Executive Officers

The following table sets forth information regarding all of our executive officers as of May 1, 2004.

Name	Age	Position	Years with Us
Kuen-Yao (K.Y.) Lee	52	Chairman and Chief Executive Officer	8
Hsuan Bin (H.B.) Chen	53	President and Chief Operating Officer	7
Po-Yen Lu	53	Executive Vice President	7
Hui Hsiung	51	Executive Vice President	8
Max Cheng	42	Chief Financial Officer; Chief Accounting Officer; and Controller	6

Kuen-Yao (K.Y.) Lee.    See “—Directors and Supervisors.”

Hsuan Bin (H.B.) Chen.    See “—Directors and Supervisors.”

Po-Yen Lu.    See “—Directors and Supervisors.”

Hui Hsiung.    See “—Directors and Supervisors.”

Max Cheng has been our Chief Financial Officer, Chief Accounting Officer and Controller since 1998. He graduated from Fu Jen Catholic University in Taiwan with a Bachelor’s degree in Business Administration in 1985 and from Northern Illinois University with a Master’s degree in Accounting in 1990. Before he joined our company in 1998, Mr. Cheng served as the Controller of Acer Technologies Sdn. Bhd. from 1995 to 1998.

6.B.    Compensation of Directors, Supervisors and Executive Officers

According to our articles of incorporation, we may distribute up to 1% of distributable earnings in cash to our directors and supervisors as compensation after the distribution of 5% to 10% of our distributable earnings to employees as bonuses. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. We pay our executive officers monthly salaries, in addition to employee bonuses. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” We did not pay compensation to our directors and supervisors for their services rendered in 2001 due to our net loss in that year. The aggregate compensation paid in 2003 to our executive officers for their services was approximately NT$70.5 million (US$2.1 million).

We have a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Our accrued pension cost as of December 31, 2003 was NT$101.9 million (US$3.0 million). See note 15 of notes to consolidated financial statements.

6.C.    Board Practices

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. The audit committee has responsibility for, among other things, oversight of the services provided to us by any accounting firm. The audit committee is appointed by the board of directors and currently consists of Cheng-Chu Fan, Vivien Huey-Juan Hsieh and T.J. Huang. Each audit committee member is an independent director who is financially literate with accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities.

6.D.    Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2001, 2002 and 2003.

	As of December 31,
Function	2001	2002	2003
Production	5,042	7,181	10,359
Technical(1)	1,411	1,967	2,642
Sales and marketing	81	108	509
Management and administration	605	863	1,073

Total	7,139	10,119	14,583

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2001, 2002 and 2003.

	As of December 31,
Location	2001	2002	2003
Taiwan(1)	7,087	7,635	8,272
Suzhou, Jiangsu Province, PRC(2)	44	2,474	6,286
Others	8	10	25

Total	7,139	10,119	14,583

(1)	Employed by AU Optronics Corp.
(2)	Employed by AU Optronics (Suzhou) Corp.

Employee salaries are reviewed and adjusted annually, while performance evaluations are conducted semi-annually. Salaries are adjusted based on inflation and individual performance. As an incentive, discretionary cash bonuses may be paid based on the performance of individuals. In addition, ROC law generally requires that our employees in Taiwan be given preemptive rights to subscribe for between 10% and 15% of any of our share offerings.

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our allocable surplus income. The amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share, and paid to our employees in Taiwan based on individual performance and job seniority. We did not allocate any such amount for employees in Taiwan in 2002 for work performed in 2001 due to our net loss in 2001. We paid NT$433.6 million (US$12.8 million) in bonus shares to our employees in 2003 for work performed in 2002. Our shareholders have approved the distribution of NT$887.9 million for employee stock bonuses in 2004 with respect to 2003.

The Hsinchu Science Park Administration offers a variety of employee-related services, including medical examinations, health insurance, career planning advice and other services for our employees in Taiwan. In addition to the services provided by the Hsinchu Science Park Administration, we have established a welfare committee, a pension fund committee, and other employee committees and a variety of employee benefit programs.

We do not have an employee option plan as of December 31, 2003. We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E.    Share Ownership

The table below sets forth the share ownership, as of May 1, 2004, of the legal entities represented by our directors and supervisors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer	6,338,454	*
Hsuan Bin (H.B.) Chen, Director, President and Chief Operating Officer	4,289,165	*
Hsi-Hua Sheaffer Lee, Director(1)	626,067,086	14.38%
Po-Yen Lu, Director and Executive Vice President(1)	626,067,086	14.38%
Hui Hsiung, Director and Executive Vice President(1)	626,067,086	14.38%
Chin-Bing Peng, Director(2)	832,416	*
Cheng-Chu Fan, Director	—	—
Vivien Huey-Juan Hsieh, Director	—	—
T.J. Huang, Director	—	—
Chieh-Chien Chao, Supervisor	—	—
Ko-Yung (Eric) Yu, Supervisor(1)	626,067,086	14.38%
Hsiu Hsing Hu, Supervisor(3)	55,177,917	1.27%
Max Cheng, Chief Financial Officer, Chief Accounting Officer and Controller	*	*

(1)	Represents shares held by BenQ.
(2)	Represents Darly 2 Venture Ltd.
(3)	Represents CDIB.
*	Less than 1%.

None of our directors, supervisors or executive officers has voting rights different from those of other shareholders.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.    Major Shareholders

BenQ and UMC are two of our major shareholders. As of May 1, 2004, BenQ owned 14.38% of our outstanding shares. Three of our directors and one of our supervisors are representatives of BenQ.

UMC is one of our major shareholders. As of December 31, 2003, UMC owned 9.74% of our outstanding shares. As of May 1, 2004, UMC owned 3.74% of our outstanding shares. Historically,

UMC had been represented on our board of directors and supervisors. Prior to our shareholders’ meeting on April 29, 2004, three of our directors and one of our supervisors were representatives of UMC. UMC is no longer represented on our current board of directors and supervisors.

There have been no changes in our major shareholders or significant changes in the amount of shares each major shareholder holds since May 1, 2004.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of May 1, 2004, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and supervisors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
BenQ(1)(2) 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	626,067,086	14.38%	14.38%
UMC(3) No. 3 Lee-Hsing Road II, Hsinchu Science Park, Hsinchu City, Taiwan, ROC	162,782,052	3.74%	3.74%
All directors and supervisors as a group(4)	692,705,038	15.92%	15.92%

(1)	Formerly Acer Communications and Multimedia Inc.

(2)	As of December 31, 2003, BenQ was 15.19% owned by Acer Inc. As of February 29, 2004, Acer Inc. owned 15,153,831 shares, which represented 0.35% of our shares.

(3)	After our merger with Unipac in September, 2001, UMC owned 560,276,250 shares, which represented 18.86% of our shares. In April 2002, UMC sold 80 million of our shares in a public offering in the ROC. In early May 2002, UMC completed an offering of exchangeable bonds (“2002 Exchangeable Bonds”) outside of the United States. The 2002 Exchangeable Bonds are exchangeable after June 19, 2002 at the option of the holders of the bonds for our shares held by UMC. In July 2003, UMC completed another offering of exchangeable bonds (“2003 Exchangeable Bonds”) outside of the United States. The 2003 Exchangeable Bonds are exchangeable after August 14, 2003 at the option of the holders of the bonds for our shares held by UMC.

Assuming that all of the 2002 Exchangeable Bonds and 2003 Exchangeable Bonds are exchanged by the holders of the bonds for our shares held by UMC as of February 29, 2004, the number of shares owned and the percentage of shares owned would have been 117,389,835 and 2.7%, respectively. As of February 29, 2004, no holders of the 2002 Exchangeable Bonds had exercised the exchange rights for our shares held by UMC. As of February 29, 2004, holders of the 2003 Exchangeable Bonds exercised the exchange rights to receive 37,237,626 of our shares held by UMC.

(4)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors and supervisors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director or supervisor is a legal representative.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of December 31, 2003, approximately 4,352.2 million of our shares were outstanding. We believe that, of such shares, approximately 549.4 million shares in the form of ADSs were held by approximately 36,790 holders in the United States as of February 29, 2004.

7.B.    Related Party Transactions

We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for such person to provide services not within such person’s capacity as a director, supervisor or executive officer of the company.

We have, from time to time, purchased raw materials and components and sold our panels to our affiliated companies. We believe that these transactions with related parties have been conducted on arms’-length terms, or on terms more favorable to us than arms’-length terms. Given the nature of our business, it is not practical for us to review many of these related party transactions on a day-to-day basis. However, at the meeting of our board of directors on April 11, 2002, we adopted an amended related party transactions policy which requires, among other things:

•	pre-approval by a majority vote of disinterested directors of each sale to, or purchase of raw materials and components from, a related party that is in the ordinary course of our business, which transaction involves a transaction amount in excess of 5% of our net sales or raw materials and component purchases, as the case may be, for the previous three months on an unconsolidated basis, provided that any series of similar transactions with the same related party that collectively exceeds 40% of our net sales or raw materials and component purchases, as the case may be, for the previous three months on an unconsolidated basis shall also require pre-approval;

•	periodic review by our board of directors of other related party transactions in the ordinary course of business;

•	pre-approval by a majority vote of disinterested directors of related party transactions not in the ordinary course of business and not otherwise specified in our related party transaction policy; and

•	recusal of any interested director from consideration of matters involving the company he or she represents or with respect to which the director might have a conflict of interest.

BenQ and Related Companies

BenQ

BenQ is one of our major shareholders, owning a 14.38% equity interest in our company as of May 1, 2004. In addition, three of our nine directors and one of our three supervisors are legal representatives of BenQ.

We sell panels for desktop monitors and LCD television to BenQ. We generated net sales to BenQ in the amount of NT$6,696.4 million in 2001, NT$5,823.4 million in 2002 and NT$1,534.7 million

(US$45.2 million) in 2003, and our receivables from these sales were NT$1,983.1 million as of December 31, 2001 and NT$558.7 million (US$16.4 million) as of December 31, 2003.

We also purchase printed circuit boards from BenQ. We also purchased TFT-LCD monitors, projectors, mobile phones and notebook computers from BenQ for use in our business. Our purchases from BenQ amounted to NT$1,106.1 million in 2001, NT$1,177.0 million in 2002 and NT$218.4 million (US$6.4 million) in 2003.

BenQ (IT) Co., Ltd. Suzhou (“BQS”)

BQS, an affiliate of our company, was 100% indirectly owned by BenQ as of March 31, 2004. We sell desktop monitor display panels to BQS. We generated net sales to BQS in the amount of NT$9,922.9 million in 2002 and NT$18,781.4 million (US$552.6 million) in 2003, and our receivables from these sales was NT$3,083.7 million as of December 31, 2002 and NT$3,598.5 million (US$105.9 million) as of December 31, 2003.

BenQ Mexicana S.A. De C.V. (“BQX”)

BQX, an affiliate of our company, was 84.5% owned by BenQ as of March 31, 2004. We sell panels for desktop monitors to BQX. We generated net sales to BQX in the amount of NT$721.6 million in 2002 and NT$1,569.5 million (US$46.2 million) in 2003, and our receivables from these sales was NT$157.9 million as of December 31, 2002 and NT$178.2 million (US$5.2 million) as of December 31, 2003.

Acer Inc.

Acer Inc. is our affiliate, owning a 15.20% equity interest in BenQ as of March 31, 2004. We sell notebook computer display panels to Acer Inc. We generated net sales to Acer Inc. in the amount of NT$1,480.0 million in 2001, NT$853.7 million in 2002 and NT$3,894.7 million (US$114.6 million) in 2003. Our receivables from these sales were NT$7.4 million as of December 31, 2001, NT$219.0 million as of December 31, 2002 and NT$801.0 million (US$23.6 million) as of December 31, 2003.

Wistron Corp.

Wistron Corp., an affiliate of our company, was 34.39% owned by Acer Inc. as of March 31, 2004. We sell notebook computer display panels to Wistron. We generated net sales to Wistron in the amount of NT$1,017.7 million in 2002 and NT$736.3 million (US$21.7 million) in 2003.

Aopen Inc.

Aopen Inc., an affiliate of our company, was 34.01% owned by Wistron Corp. as of March 31, 2004. We sell notebook computer display panels to Aopen. We generated net sales to Aopen in the amount of NT$301.6 million in 2002.

Wistron Infocomm (Philippines) Corp.

Wistron Infocomm (Philippines) Corp., an affiliate of our company, was 100.0% owned by Wistron Corp. as of March 31, 2004. We sell notebook computer display panels to Wistron Infocomm (Philippines) Corp. We generated net sales to Wistron Infocomm (Philippines) Corp. in the amount of NT$1,399.8 million in 2001, NT$2,104.3 million in 2002 and NT$641.7 million (US$18.9 million) in 2003, and our receivables from these sales were NT$332.9 million, NT$35.6 million and NT$177.8 million (US$5.2 million) as of December 31, 2001, 2002 and 2003, respectively.

Min Tour Inc.

Min Tour Inc., an affiliate of our company, was 100.0% indirectly owned by Acer Inc. as of September 30, 2003. In 2000, we entered into lease agreements with Min Tour for land, buildings, dormitories and equipment. We paid Min Tour related rent and administration fees in the amount of NT$62.7 million in 2001, NT$67.2 million in 2002 and NT$89.3 million (US$2.6 million) in 2003. As security for our obligations under these agreements, we made refundable deposits, the outstanding balance of which amounted to NT$867.0 million as of December 31, 2003, respectively. In September 2003, Min Tour was acquired by Acer Building Maintenance Management Corp., a wholly owned subsidiary of Acer Inc., and the obligations of Min Tour Inc. under these agreements were assumed by Acer Building Maintenance Management Corp. after the acquisition.

Cando Corporation

We owned 21.13% of Cando Corporation as of March 31, 2004, with the remaining 14.09% owned by an affiliate of BenQ. We purchased color filters from Cando Corporation in the amount of NT$1,494.4 million (US$44.0 million) in 2003.

UMC and Related Companies

UMC

UMC is one of our major shareholders, owning a 3.74% equity interest in our company as of May 1, 2004. We acquired plant and equipment in 2001 from UMC. In connection with these purchases, we paid UMC NT$0.3 million in 2001. Beginning in 1990, Unipac entered into lease agreements with UMC for land, buildings, dormitories and equipment. We paid UMC related rent in the amount of NT$65.2 million in 2001, NT$41.4 million in 2002 and NT$1.8 million (US$0.1 million) in 2003. As security for our obligations under these agreements, we made refundable deposits of NT$0.2 million in 2001.

Novatek Microelectronics Corp.

Novatek Microelectronics Corp., an affiliate of our company, was 20.17% owned by UMC as of March 31, 2004. We purchase driver integrated circuits from Novatek Microelectronics. Our purchases from Novatek Microelectronics amounted to NT$734.3 million in 2001, NT$2,370.3 million in 2002 and NT$1,440.4 million (US$42.4 million) in 2003.

Faraday Technology Corp.

Faraday Technology Corp., an affiliate of our company, was 19.10% owned by UMC as of March 31, 2004. We purchase application specific integrated circuits from Faraday Technology. Our purchases from Faraday Technology amounted to NT$100.7 million in 2001, NT$144.7 million in 2002 and NT$175.6 million (US$5.2 million) in 2003.

Applied Component Technology Corp.

Applied Component Technology Corp., an affiliate of our company, was 20.32% owned by UMC as of March 31, 2004. We sell display panels for desktop monitors and consumer electronics products to Applied Component Technology. We generated net sales to Applied Component Technology in the amount of NT$114.8 million in 2001, NT$747.6 million in 2002 and NT$858.5 million (US$25.3 million) in 2003. Our receivables from sales to Applied Component Technology were NT$89.7 million at December 31, 2001, NT$65.3 million at December 31, 2002 and NT$39.3 million (US$1.2 million) at December 31, 2003.

Other Related Company

Fujitsu Display Technologies Corporation (“FDTC”)

FDTC was 20% owned by our company as of March 31, 2004. We purchased liquid crystals, backlight units, driver ICs and polarizer from FDTC in the amount of NT$310.7 million (US$9.1 million) in 2003. We sell display panels for notebook and desktop computers to FDTC in the amount of NT$769.5 million (US$22.6 million) in 2003.

We entered into a Joint Research and Development and Cost Sharing Agreement with FDTC in March 2003 for joint research and development of TFT-LCD technologies. We paid NT$244.6 million (US$7.2 million) as cost shared for research and development project under this agreement in 2003.

7.C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A.    Consolidated Statements and Other Financial Information

8.A.1.	See Item 18 for our audited consolidated financial statements.

8.A.2.	See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.	See page F-2 for the audit report of our accountants, entitled “Report of Independent Auditors.”

8.A.4.	Not applicable.

8.A.5.	Not applicable.

8.A.6.	See Note 24 to our consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8.A.7.    Litigation

On September 3, 2003, we entered into a settlement and mutual release agreement with SEL relating to a patent infringement claim brought by SEL in June 2002. SEL alleged that we had infringed its patents in our production of TFT-LCD panels and sought unspecified monetary damages, including punitive damages, and an injunction against the further production or sale of our TFT-LCD products. In connection with our settlement with SEL, we also entered into a five-year patent license agreement for technologies relating to the manufacturing and sale of amorphous silicon LCD panels and modules.

On September 17, 2003, Sharp Corporation filed a suit in the United States District Court of Northern District of California against us and six other co-defendants, including BenQ, alleging infringement of certain of Sharp Corporation’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Sharp Corporation’s patents; (2) a preliminary and permanent injunction on the infringement of the patents through manufacture, use, import, offer for sale and/or sale of the infringing products and systems; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Sharp Corporation, together with prejudgment interest, costs and disbursements as determined by the court; and (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful and deliberate nature of the infringement. As of the date of this report it is not possible to predict the outcome or likely outcome of the litigation, or the total costs of resolving the litigation.

On April 13, 2004, Commissariat A L’ Energie Atomique, a French government agency, filed a lawsuit against us, our U.S. subsidiary and sixteen other defendants in the United States Federal District Court for the District of Delaware. The suit alleges infringement of certain patents. At this stage of the proceedings it is not possible to predict the outcome or likely outcome of the litigation, or the final costs of resolving the suit.

8.A.8.    Dividends and Dividend Policy

The following table sets forth as a percentage the stock dividends per share paid during 2001 on the shares outstanding on the relevant record date for each of Acer Display and Unipac. Other than in 2001, neither company had previously paid any stock dividends. In addition, neither company had previously paid any cash dividends.

Dividend Paid in 2001	Stock Dividend Per Share(1)	Dividend Payment Date	Total Number of Shares Issued as Stock Dividend(2)	Aggregate Stock Dividend Amount		Outstanding Shares as of August 31, 2001(4)
				NT$(3)	US$
			(in thousands)	(in thousands)
Acer Display Technology, Inc.	1.60	September 3, 2001	208,300	2,083,000	59,514	1,458,300,000
Unipac Optoelectronics Corporation	1.42	July 9, 2001	227,120	2,271,200	64,891	1,757,120,000

(1)	Stock dividends are declared in NT dollars per share. A shareholder receives as a stock dividend the number of shares equal to the NT dollar amount per share of the dividend declared, multiplied by the number of shares owned by the shareholder, and divided by the par value of NT$10.00 per share. Fractional shares are not issued, but are paid in cash.

(2)	Total number of shares issued as stock dividends includes shares issued from retained earnings and from capital reserves.

(3)	The NT dollar amount of stock dividends paid is calculated based upon the par value of NT$10.00 per share.

(4)	The merger of Acer Display and Unipac was completed on September 1, 2001.

No cash or stock dividends were distributed for the year 2001 due to our net loss in that year. We distributed cash dividends of NT$0.5 on August 11, 2003 and stock dividends of NT$0.5 per share for the year 2002 on July 31, 2003. A cash dividend of NT$1.2 per share and a stock dividend of NT$0.5 per share for the year 2003 were approved by our shareholders at a shareholders’ meeting held on April 29, 2004. The distribution of stock dividends is subject to the approval of the ROC Securities and Futures Commission. Our board of directors will determine the record date for payment of the dividends.

Our articles of incorporation provide that the cash portion of any dividend shall generally not be less than 10% of the annual dividend. However, the ratio for cash dividends may be adjusted in accordance with actual earnings and operation conditions. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that we shall allocate 10% of our earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	5% to 10% of the remainder is distributable as a bonus for employees;

•	no more than 1% of the remainder is distributable as remuneration to directors and supervisors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” For information as to ROC taxes on dividends and distributions, see “Item 10. Taxation—ROC Tax Considerations—Dividends.”

The holders of ADSs will be entitled to receive dividends to the same extent as the holders of our shares, subject to the terms of the deposit agreement.

Any cash dividends will be paid to the depositary in NT dollars and, after deduction of any applicable ROC taxes and fees and expenses of the depositary and custodian, except as otherwise provided in the deposit agreement, will be converted by the depositary into U.S. dollars and paid to the holders of ADSs. Whenever the depositary receives any free distribution of shares, including stock dividends, on any ADSs that the holders of ADSs hold, the depositary may, and will if we so instruct, deliver to the holders of ADSs additional ADSs which represent the number of shares received in the free distribution, after deduction of applicable taxes and the fees and expenses of the depositary and the custodian. If additional ADSs are not so delivered, each ADS that the holders of ADSs hold shall represent its proportionate interest in the additional shares distributed.

8.B.    Significant Changes

We have not experienced any significant changes since the date of the annual financial statements.

ITEM 9.    THE OFFER AND LISTING

9.A.    Offering and Listing Details

Our shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the number “2409.” The ADSs have been listed on the New York Stock Exchange under the symbol “AUO” since May 23, 2002. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the shares and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for the shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2000:	57.26	15.84	1,506.54
Third Quarter (from September 8)	57.26	40.20	467.03
Fourth Quarter	38.58	15.84	1,754.04
2001:	35.62	11.38	36,889.47
2002:	58.57	15.24	93,256.21	12.33	4.30	733.59
First Quarter	58.57	33.14	85,907.20
Second Quarter	53.81	30.00	72,223.82	12.33	7.91	1,740.80
Third Quarter	35.24	17.90	90,650.87	9.95	5.23	715.08
Fourth Quarter	25.05	15.24	122,465.20	7.27	4.30	342.94
2003:	49.90	16.86	95,656.02	14.80	4.81	438.40
First Quarter	23.90	18.29	66,511.04	7.03	5.33	147.22
Second Quarter	24.48	16.86	71,756.44	7.08	4.81	187.35
Third Quarter	48.20	24.38	165,645.71	14.58	7.00	604.15
Fourth Quarter	49.90	38.60	73,940.05	14.80	11.21	797.31
November	46.20	39.20	72,308.47	13.80	11.21	820.07
December	43.00	38.60	44,481.61	12.78	11.40	932.51
2004: (through May 3)	78.50	41.40	97,560.92	27.93	12.47	3,274.97
First Quarter	63.50	41.40	86,004.93	21.05	12.47	2,860.20
January	48.80	41.40	88,670.69	15.48	12.47	2,976.49
February	55.50	45.20	76,419.90	17.20	13.95	2,985.89
March	63.50	56.00	92,601.19	21.05	17.06	2,655.26
Second Quarter	78.50	62.50	126,702.13	27.93	20.60	4,443.84
April	78.50	62.50	126,817.00	27.93	20.60	4,481.55
May (through May 3)	64.50	64.50	124,175.10	21.90	21.90	3,652.00

(1)	Each ADS represents the right to receive 10 common shares.

9.B.    Plan of Distribution

Not applicable.

9.C.    Markets

The principal trading markets for our shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our shares trade in the form of ADSs.

9.D.    Selling Shareholders

Not applicable.

9.E.    Dilution

Not applicable.

9.F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A.    Share Capital

Not applicable.

10.B.    Articles of Incorporation

The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by ROC law and our Articles of Incorporation.

Objects and Purpose

The scope of our business as set forth in Article 2 of our articles of incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, OLED and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active-matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, original design manufacturing and original equipment manufacturing business for flat panel display modules and the simultaneous operation of a trade business relating to our business.

Directors

Our board of directors is elected by our shareholders and is responsible for the management of our business. Our articles of incorporation provide that our board of directors is to have between seven to nine members. Currently, our board of directors is composed of nine directors. The chairman of our board is elected by the directors. The chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years.

As required under our articles of incorporation, we currently have three supervisors. In accordance with the ROC Company Law, supervisors are elected by our shareholders and cannot concurrently serve as our directors, executive officers or other staff members. The term of office for supervisors is three years. The supervisors’ duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business.

The election of our directors and supervisors by our shareholders may be conducted by means of cumulative voting or other voting mechanics, if any, adopted in our articles of incorporation. Pursuant to the ROC Company Law, the election of our directors and supervisors is currently conducted by means of cumulative voting, as our articles of incorporation do not provide for another voting mechanism. The most recent election for all of the directors and supervisors was held on April 29, 2004.

Pursuant to the ROC Company Law, a person may serve as a director or supervisor in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director or supervisor, in which case a natural person must be designated to act as the legal entity’s representative. A legal entity that is our shareholder may designate its representative to be elected as our director or supervisor on its behalf. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director or supervisor may be removed or replaced at any time at the discretion of such legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Currently, four of our directors and two of our supervisors are representatives of other legal entities, as shown in “Item 6.—Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers.”

Shares

As of May 4, 2004, our authorized share capital was NT$58 billion, divided into 5.8 billion shares, of which 100 million shares are reserved for the issuance of shares for the employee stock option, and 4,352,237,241 shares were issued. In November 2001, we issued NT$10,000 million principal amount of convertible bonds, which became eligible in February 2002 for conversion into approximately 637,600,750 shares. As of December 31, 2003, holders of our convertible bonds had exercised conversion rights to receive 637,600,750 of our shares, including our shares and entitlement certificates.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the ROC Securities and Futures Commission and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

Register of Shareholders and Record Date

Our share registrar, SinoPac Securities Corporation, maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of our shares in the register upon presentation of,

among other documents, the certificates in respect of our shares transferred. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each ordinary meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

Transfer of Shares

Under the ROC Company Law, shares are transferred by endorsement and delivery of the related share certificates. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar. The settlement of trading of our shares on the Taiwan Stock Exchange will be carried out on the book-entry system maintained by Taiwan Securities Central Depository Co., Ltd.

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business of another company which would have a significant impact on our operations;

•	the distribution of any stock dividend; or

•	the removal of directors or supervisors.

However, in the case of a public company such as our company, a special resolution may be adopted by holders of at least two-thirds of the shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding shares are present.

Voting Rights

According to applicable laws, except for treasury shares, a holder of our shares has one vote for each share held at shareholders’ meetings. There is cumulative voting for the election of directors and supervisors. In all other matters, shareholders must cast all their votes the same way on any resolution.

Our shareholders may be represented at an ordinary or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

Except for trust enterprises or share transfer agents approved by the ROC Securities and Futures Commission, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our shares, the votes of those shareholders in excess of 3% of our total issued shares will not be counted. Voting rights attached to our shares that are exercised by our shareholders’ proxy shall be subject to ROC proxy regulations.

You will not be able to exercise voting rights on the shares underlying your ADSs on an individual basis.

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve of 10% of our net income for that fiscal year until our legal reserve equals our paid-in capital.

At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of shares or a combination of cash and shares. Our articles of incorporation provide that the cash portion of any dividend shall generally not be less than 10% of the annual dividend. However, the ratio for cash dividends may be adjusted in accordance with actual earnings and operating conditions. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

Our articles of incorporation provide that we shall allocate 10% of our earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	5% to 10% of the remainder is distributable as a bonus for employees;

•	no more than 1% of the remainder is distributable as remuneration to directors and supervisors; and

•	all or a portion of the balance is distributable as a dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital.

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “Item 10. —Additional Information—Taxation—ROC Tax Considerations—Dividends.”

Acquisition of Shares by Our Company

With limited exceptions under the ROC Company Law, we are not permitted to acquire our shares.

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC Securities and Futures Commission, for the following purposes:

•	to transfer shares to our employees;

•	to facilitate conversion arising from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by our company into shares; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the shares so purchased shall be cancelled thereafter.

We are not allowed to purchase more than 10% of our aggregate issued and outstanding shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange or through a tender offer, our affiliates, directors, supervisors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

According to the ROC Company Law, as amended and effective from November 14, 2001, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity. This restriction does not, however, affect any of our shares acquired by a controlled entity or a third entity prior to November 14, 2001.

On October 14, 2002, our board of directors approved a buyback program for market repurchases of up to 10 million shares during the period between October 15, 2002 and December 14, 2002 at the target purchase price of between NT$15 and NT$20 per share, with a view to transferring these shares to our employees. We did not make any repurchases under this buyback program. On December 16, 2002, our board of directors approved another buyback program for market repurchases of up to 20 million shares during the period between December 17, 2002 and February 16, 2003 at the target price of between NT$17.5 and NT$23.5 per share for the same purpose. We repurchased an aggregate of 12 million shares at an average purchase price of NT$20.9 per share, or an aggregate purchase price of NT$250.8 million, under this buyback program.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Law.

Rights to Bring Shareholder Suits

Under the ROC Company Law, a shareholder may bring suit against us in the following events:

•	Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation.

•	If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our directors and supervisors under the following circumstances:

•	Shareholders who have continuously held 3% or more of the total number of issued and outstanding shares for a period of one year or longer may request in writing that a supervisor institute an action against a director on our behalf. In case the supervisor fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•	In the event that any director, supervisor, officer or shareholder who holds more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees sells shares within six months after the acquisition of such shares, or repurchases the shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our supervisors fail to make a claim for recovery, any shareholder may request that our board of directors or our supervisors exercise the right of claim within 30 days. In the event our directors or our supervisors fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and supervisors will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

For a period of at least ten days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share register in Taipei, for inspection by our shareholders.

Transfer Restrictions

Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC Securities and Futures Commission at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000.

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in the event of a spin-off, a merger or various other major corporate actions. Dissenting shareholders may request us to redeem their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by court order. Dissenting shareholders may exercise their appraisal rights by notifying us before the related shareholders’ meeting or by raising and registering their dissent at the shareholders’ meeting.

Transfer Agent and Registrar

The transfer agent and registrar for our shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381 6288. The transfer agent and registrar for our ADS is Citibank, N.A., 111, Wall Street, 20th Floor, New York, New York 10005, USA; telephone number: (1-877) 248-4237.

10.C.    Material Contracts

License from Matsushita.    Unipac entered into a five-year Technology Assistance and Patent License Agreement with Matsushita effective as of October 30, 1998, which provides for the non-transferable and non-exclusive license and technical support to manufacture TFT-LCD panels between 13.3 inches and 19.0 inches at our previous second-generation fab and our 3.5-generation fab. The agreement provides for a fixed license fee, and, subject to a maximum payment requirement, ongoing royalty payments at a percentage of the sales of the panels we manufacture using the licensed technology. Currently, we pay royalties for production of 13.3-inch and 14.1-inch TFT-LCD panels manufactured at one of our 3.5-generation fabs. This agreement expired on October 31, 2003, and we are entitled to a grace period of three years during which we can continue using the license while proceeding with negotiation efforts for license renewal.

Licenses from IBM.    We have two license agreements with IBM, effective as of March 12, 1998 and August 1, 1999, respectively, which provide for non-exclusive and non-transferable licenses for IBM’s third-generation TFT-LCD manufacturing process technology and its amorphous silicon TFT-LCD enabling technology. These agreements were originally entered into by Acer Display and assigned to AU Optronics pursuant to assignment agreements dated September 1, 2001 in connection with the merger of Acer Display and Unipac. The licenses under these agreements will expire on March 12, 2005. The agreements provide for a fixed license fee and ongoing royalty payments at a percentage of the sales of the panels we manufacture using the licensed technology. In September 2002, we made a one-time royalty payment to conclude such ongoing payment obligations under these agreements, as amended.

License from FDTC.    We have a license agreement with FDTC, effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license and technical support to manufacture all of our TFT-LCD panels at each of our facilities. The agreement provides for an initial license fee and fixed royalty payments to be paid for each of the first four consecutive 12-month periods following the effective date of the agreement.

Licenses from SEL.    We entered into a license agreement with SEL effective as of September 1, 2003 in connection with our settlement and mutual release relating to a suit brought by SEL. The license agreement provides for the non-transferable and non-exclusive license to manufacture all of our amorphous silicon TFT-LCD panels and modules at each of our facilities using intellectual property owned by SEL. The agreement provides for a fixed license fee and ongoing royalty payments at a percentage of the sales of the panels we manufacture using the licensed technology.

10.D.    Exchange Controls

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the PRC and entities organized in the PRC are subject to special ROC laws, rules and regulations, which are not discussed in this section.

The ROC’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million and US$5 million, respectively, each calendar year. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of China.

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to ROC authorities. This limit applies only to remittances involving a conversion between NT dollars and U.S. dollars or other foreign currencies.

10.E.    Taxation

ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of ADSs and shares if you are not a resident of Taiwan. You will be considered a non-resident of Taiwan for the purposes of this section if:

•	you are an individual and you are not physically present in Taiwan for 183 days or more during any calendar year; or

•	you are an entity and you are organized under the laws of a jurisdiction other than Taiwan and have no fixed place of business or other permanent establishment in Taiwan.

You should consult your own tax advisors concerning the tax consequences of owning ADSs or shares in Taiwan and any other relevant taxing jurisdiction to which you are subject.

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is not a Taiwan resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserves.

Capital Gains

Gains realized on ROC securities transactions in Taiwan are currently exempt from ROC income tax. In addition, transfers of ADSs by non-resident holders are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

Securities Transaction Tax

The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased individual, and ROC gift tax is payable on any property within the ROC donated by any individual. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident are exempted from income tax, but may be subject to a ROC securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

•	25% of the gains realized for non-Taiwan entities; and

•	35% of the gains realized for non-Taiwan individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or shares.

Tax Treaty

Taiwan does not have an income tax treaty with the United States. Taiwan has double tax treaties with Indonesia, Singapore, South Africa, Australia, Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia and United Kingdom, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material United States federal income tax consequences of the ownership and disposition of our ADSs. The discussion set forth below applies to beneficial owners of our ADSs that are U.S. Holders (as defined below), hold the ADSs as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if for United States federal income tax purposes you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

This summary is based on current law, which is subject to change, perhaps retroactively. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a real estate investment trust;

•	a partnership or other entity treated as a partnership for United States federal income tax purposes;

•	a person liable for alternative minimum tax;

•	a person holding ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, or treated as owning, 10% or more of our voting stock; or

•	a U.S. Holder whose “functional currency” is not the U.S. dollar.

If a partnership holds our ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs, you are urged to consult your tax advisor.

You are urged to consult your tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For United States federal income tax purposes, a U.S. Holder who is the beneficial owner of an ADS will generally be treated as the owner of the shares underlying its ADS. However, the United States Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares actually or constructively by U.S. Holders for ADSs will not be subject to United States federal income tax.

We believe, and this discussion assumes, that we were not considered a passive foreign investment company for 2003 as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as calculated according to United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day received by the depositary. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are converted into United States dollars. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will generally be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to limitations under the Internal Revenue Code, you may be entitled to a credit against your United States federal income taxes for the amount of any ROC taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of a ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your United States federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will be considered “passive income” or, for certain holders, “financial services income.” The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to non-corporate U.S. Holders of our ADSs in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%, provided that the ADSs are considered, under current law, “readily tradable on an established securities market in the United States.” We believe that our ADSs, which are listed on the New York Stock Exchange, will currently be readily tradable on an established securities market in the United States. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market. Non-corporate U.S. Holders of our ADSs should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to United States federal income tax. Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against your United States federal income tax liability with respect to income in the “general limitation income” basket and not “passive income” or “financial services income”, subject to applicable limitations and restrictions. The basis of any new ADSs you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs between the old ADSs and the new ADSs received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

When you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs and your adjusted tax basis in the ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will, subject to exceptions, be treated as United States source. If you are an individual, and the ADSs being sold or otherwise disposed of have been held for more than one year, your gain recognized will be eligible for reduced rates of taxation, depending on your holding period. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2003. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

10.F.    Dividends and Paying Agents

Not applicable.

10.G.    Statement by Experts

Not applicable.

10.H.    Documents on Display

It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

10.I.    Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2003, we had U.S. dollar- and Japanese yen-denominated savings accounts of US$37.0 million and ¥1,975.6 million, respectively. We also had certificates of deposit denominated in U.S. dollars in the amount of US$86.6 million. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$400.6 million as of December 31, 2003, which represents 80.0% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of ¥340.3 million attributable to our Japanese operations as of December 31, 2003, which represents 0.6% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$238.6 million and ¥20,553.4 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable and capital expenditures relating to equipment used in our manufacturing processes and purchased primarily from Japan. The fair value of forward exchange contracts and interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

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

As of December 31, 2003, we had 32 outstanding interest rate swap agreements with six major international financial institutions, having a total notional principal amount of NT$16,100 million.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets. For debt obligations, the table sets forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the production yield curve at the reporting date. The information is presented in the currencies in which the instruments are denominated. We do not have any capital lease obligations.

	Expected Maturity Date						Fair Value at December 31,
	2004	2005	2006	2007	2008	Thereafter	Total	2003
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	86,600	—	—	—	—	—	86,600	86,600
Average interest rate	1.029%	—	—	—	—	—	1.029%	1.029%
Fixed rate (NT$)	6,816,729						6,816,729	6,816,729
Average interest rate	0.759%	—	—	—	—	—	0.759%	0.759%
Fixed rate (JP¥)	4,060,733	—	—	—	—	—	4,060,733	4,060,733
Average interest rate	0.032%	—	—	—	—	—	0.032%	0.032%
Fixed rate (CNY)	300,000	—	—	—	—	—	300,000	300,000
Average interest rate	1.710%	—	—	—	—	—	1.710%	1.710%
Liabilities Bonds:
Secured (NT$)	996,000	—	—	—	—	—	996,000	1,035,813
Fixed rate	5.95%	—	—	—	—	—	5.95%	5.95%
Secured Long-term Loans:
Variable rate (NT$)	5,896,110	7,160,811	7,400,252	7,657,996	1,234,956	1,852,432	31,202,557	31,202,557
Average interest rate	1.89%	2.24%	2.77%	3.10%	3.33%	3.52%	2.67%	2.67%
Interest Rate Swaps(1):
Variable to fixed (NT$)	1,600,000	—	—	—	14,500,000	—	16,100,000	(64,848)
Receive rate(2)	1.044%	—	—	—	—	—	—	—
Pay rate	5.91%	—	—	—	2.23%	—	—	—

(1)	90-day Taipei Money Market Secondary middle rate settled quarterly (1.044% as of December 31, 2003).
(2)	Floating rate receivable.

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the Japanese yen and the U.S. dollar. We enter into short-term forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for the purchase of raw materials and components and capital expenditures denominated in U.S. dollars. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated liabilities are recorded in the period of the exchange rate changes, while gain and loss on foreign currency contracts that hedge foreign currency commitments are deferred until the commitments are realized. The contracts have maturity dates that do not exceed three months.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2003:

Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$343,000,000
Average contractual exchange rate	NT$33.894 per US$
Contracts to sell NT$/Buy Japanese yen:
Aggregate contract amount	NT$28,750,000,000
Average contractual exchange rate	JPY0.315 per NT$
Contracts to sell US$/Buy Japanese yen:
Aggregate contract amount	US$41,000,000
Average contractual exchange rate	JPY108.601 per US$
Fair value of all forward contracts	NT$86,027,000

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report, or the evaluation date. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the evaluation date that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in this annual report we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Although we believe that certain members of our audit committee are financially literate with accounting or related management expertise, we currently do not have an audit committee expert, as defined under Item 16A of Form 20-F, serving on our audit committee. Our board of directors is considering the appointment of an appropriate candidate who qualifies as a financial expert.

ITEM 16B.    CODE OF ETHICS

We have not adopted a written code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the board of directors. We are currently reviewing examples of written codes of ethics and will address the adoption of such a code with the board of directors in the near future. We are in the process of finalizing our statement of the differences in corporate governance between our company and corporations organized under the laws of the United States. This statement will be displayed on our website at http://www.auo.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Auditors

KPMG Certified Public Accountants, our principal independent auditor, began serving as our auditor upon the formation of our company in 2001. The head auditors responsible for our audit, Shing-Hai Wei and Kuen-Huei Chen, have been serving in their roles since the incorporation of AU Optronics.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our independent auditor’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services, as described below. The audit committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the audit committee’s chairman may issue such a pre-approval. Additional services may be pre-approved on an individual basis. KPMG and our management then report to the audit committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Independent Auditor Fees

We paid the following fees for professional services to KPMG for the years ended December 31, 2002 and 2003.

	Year ended December 31,
Services	2002	2003
	NT$	NT$
	(in thousands)
Audit Fees	7,587	8,379
Tax Fees(1)	1,100	1,160

Total	8,687	9,539

(1) Fees related to tax and audit documentary review.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Company has elected to provide financial statements for fiscal year 2003 and the related information pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

(a	)	Independent Auditors’ Report of the Company and subsidiaries dated February 2, 2004.

(b	)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2002 and 2003.

(c	)	Consolidated Statements of Operations of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003.

(d	)	Consolidated Statements of Changes in Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003.

(e	)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003.

(f	)	Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19.    EXHIBITS

1.1	Articles of Incorporation (in Chinese, with English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.1	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. And Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.2	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Joint Research and Development and Cost Sharing Agreement by and between FDTC and AU Optronics Corp., for joint research and development of TFT-LCD technologies, dated March 10, 2003 (incorporated herein by reference to Exhibit 4(h) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.5	Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(m) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.10	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.11	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.12	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.13	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

31.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

31.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU OPTRONICS CORP.

By:	/s/ KUEN-YAO (K.Y.) LEE
Name:	Kuen-Yao (K.Y.) Lee
Title:	Chief Executive Officer

Date: May 5, 2004

Certification

I, Kuen-Yao (K.Y.) Lee, the Chief Executive Officer of AU Optronics Corp., or the registrant, certify that:

1. I have reviewed this annual report on Form 20-F of AU Optronics Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 5, 2004

By:	/s/ KUEN-YAO (K.Y.) LEE
Name:	Kuen-Yao (K.Y.) Lee
Title:	Chief Executive Officer

Certification

I, Max Cheng, the Chief Financial Officer of AU Optronics Corp., or the registrant, certify that:

1. I have reviewed this annual report on Form 20-F of AU Optronics Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 5, 2004

By:	/s/ MAX CHENG
Name:	Max Cheng
Title:	Chief Financial Officer

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2003

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based upon our audits, the accompanying consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of China.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(v) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)

February 2, 2004

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003
	NT$	NT$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (note 4)	25,957,194	17,962,082	528,452
Short-term investments, net (note 5)	3,231,835	2,286,504	67,270
Notes and accounts receivable, net (note 6)	6,415,061	11,438,339	336,521
Receivables from related parties (note 20)	3,646,403	5,522,640	162,478
Inventories, net (note 7)	8,509,570	9,956,128	292,913
Other current financial assets (note 19)	416,530	285,142	8,389
Prepayments and other current assets	979,590	435,776	12,822
Net deferred tax assets (note 17)	673,829	2,795,733	82,251

Total current assets	49,830,012	50,682,344	1,491,096

LONG-TERM INVESTMENTS (note 8):
Equity method	37,744	701,432	20,636
Cost method	46,586	185,329	5,452

	84,330	886,761	26,088

PROPERTY, PLANT AND EQUIPMENT (notes 9, 20 and 21):
Land	199,176	159,996	4,707
Buildings	10,466,989	14,445,741	425,000
Machinery and equipment	70,940,502	105,436,010	3,101,971
Leasehold improvements and other equipment	3,208,361	4,676,882	137,596

	84,815,028	124,718,629	3,669,274
Less: accumulated depreciation and amortization	(25,666,631)	(39,856,546)	(1,172,596)
Construction in progress	1,811,779	3,909,682	115,024
Prepayment for purchases of land and equipment	10,085,107	11,780,752	346,595

Net property, plant and equipment	71,045,283	100,552,517	2,958,297

Intangible assets (notes 20 and 22)	2,984,455	2,237,936	65,841

OTHER ASSETS:
Leased assets, net (note 9)	1,620,792	—	—
Idle assets, net	45,649	1,492,584	43,913
Refundable deposits (note 20)	1,018,127	1,154,925	33,977
Deferred charges	642,374	1,034,574	30,439
Net deferred tax assets (note 17)	1,848,180	—	—
Restricted cash in bank	52,200	29,200	859

Total other assets	5,227,322	3,711,283	109,188

TOTAL ASSETS	129,171,402	158,070,841	4,650,510

(Continued)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars except par value)

	2002	2003
	NT$	NT$	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (note 10)	770,444	300,795	8,850
Accounts payable	11,131,568	22,149,503	651,648
Payables to related parties (note 20)	560,605	1,019,031	29,980
Accrued expenses and other current liabilities	1,983,605	3,274,830	96,347
Equipment and construction in progress payable	1,265,983	6,153,328	181,034
Current installments of long-term liabilities (notes 11, 12, 13 and 21)	9,492,110	6,892,110	202,768

Total current liabilities	25,204,315	39,789,597	1,170,627

LONG-TERM LIABILITIES:
Long-term borrowings excluding current installments (notes 11 and 21)	22,457,152	25,306,447	744,526
Long-term commercial paper excluding current installments (notes 12 and 21)	1,287,611	—	—
Bonds and convertible bonds payable excluding current installments (notes 13, 14 and 21)	2,282,882	—	—

Total long-term liabilities	26,027,645	25,306,447	744,526

Other liabilities (notes 15 and 17)	111,398	320,270	9,423

Total liabilities	51,343,358	65,416,314	1,924,576

COMMITMENTS AND CONTINGENT LIABILITIES (note 22)
STOCKHOLDERS’ EQUITY (note 16):
Capital stock:
Common stock, NT$10 par value	40,241,945	43,522,372	1,280,446
Certificates exchangeable for common stock	1,012	—	—

	40,242,957	43,522,372	1,280,446

Capital surplus	31,718,116	32,197,790	947,272

Retained earnings:
Legal reserve	—	602,267	17,719
Unappropriated retained earnings	6,022,669	16,578,660	487,751

	6,022,669	17,180,927	505,470

Cumulative translation adjustment	27,151	4,419	130

Treasury stock	(182,849)	(250,981)	(7,384)

Total stockholders’ equity	77,828,044	92,654,527	2,725,934

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	129,171,402	158,070,841	4,650,510

(Concluded)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2001	2002	2003
	NT$	NT$	NT$	US$
Net sales (note 20)	37,588,625	75,689,165	104,860,642	3,085,044
Cost of goods sold (note 20)	40,373,595	63,606,190	81,398,889	2,394,789

Gross profit (loss)	(2,784,970)	12,082,975	23,461,753	690,255

Operating expenses (notes 15, 20 and 22):
Selling	446,233	520,016	1,394,998	41,042
General and administrative	1,203,355	1,615,959	2,435,619	71,657
Research and development	1,856,087	2,233,119	3,386,352	99,628

	3,505,675	4,369,094	7,216,969	212,327

Operating income (loss)	(6,290,645)	7,713,881	16,244,784	477,928

Non-operating income:
Interest revenue	82,480	280,410	161,121	4,740
Gain on sale of short-term investments	8,761	—	—	—
Foreign currency exchange gain, net (note 19)	484,165	—	61,785	1,818
Gain on market price recovery of short-term investment	—	—	126,883	3,733
Other income (notes 20 and 22)	128,549	261,409	181,055	5,327

	703,955	541,819	530,844	15,618

Non-operating expenses and losses:
Interest expense (notes 10 to 14 and 19)	1,120,788	1,231,514	819,240	24,102
Investment loss recognized by equity method (note 8)	8,059	10,475	14,449	425
Short-term investment permanent impairment loss	—	650,626	—	—
Foreign currency exchange loss, net (note 19)	—	210,815	—	—
Other loss (note 20)	29,014	129,510	368,680	10,847

	1,157,861	2,232,940	1,202,369	35,374

Income (loss) before income tax	(6,744,551)	6,022,760	15,573,259	458,172
Income tax expense (benefit) (note 17)	(34,321)	91	(86,669)	(2,550)

Net income (loss)	(6,710,230)	6,022,669	15,659,928	460,722

Earnings per common share (note 18):
Basic earnings per common share	(2.34)	1.65	3.65	0.11

Diluted earnings per common share	(2.34)	1.58	3.61	0.11

Basic earnings per common share—retroactively adjusted	(2.21)	1.56

Diluted earnings per common share—retroactively adjusted	(2.21)	1.49

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2001, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock			Capital surplus	Retained Earnings		Cumulative translation adjustment	Treasury stock	Total
	Common shares	Common stock	Certificates exchangeable for common stock		Legal reserve	Unapprop- riated earnings (accumulated deficit)
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE AT JANUARY 1, 2001	2,384,945	23,849,451	—	16,602,236	55,898	2,256,432	1,215	—	42,765,232
Issuance of common stock for cash	377,336	3,773,365	—	4,126,635	—	—	—	—	7,900,000
Appropriation for legal reserve	—	—	—	—	176,116	(176,116)	—	—	—
Transfer of retained earnings to common stock	137,500	1,375,000	—	—	—	(1,375,000)	—	—	—
Transfer of employees’ profit sharing to common stock	8,300	83,000	—	—	—	(83,000)	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(8,303)	—	—	(8,303)
Transfer of capital surplus to common stock	62,500	625,000	—	(625,000)	—	—	—	—	—
Net loss for 2001	—	—	—	—	—	(6,710,230)	—	—	(6,710,230)
Net loss of Unipac transferred to capital surplus	—	—	—	(2,105,475)	—	2,098,374	(2,937)	—	(10,038)
Cumulative translation adjustment	—	—	—	—	—	—	10,624	—	10,624

BALANCE AT DECEMBER 31, 2001	2,970,581	29,705,816	—	17,998,396	232,014	(3,997,843)	8,902	—	43,947,285
Issuance of common stock for cash	500,000	5,000,000	—	14,170,256	—	—	—	—	19,170,256
Transfer of legal reserve to unappropriated earnings	—	—	—	—	(232,014)	232,014	—	—	—
Transfer of capital surplus to unappropriated earnings	—	—	—	(3,765,829)	—	3,765,829	—	—	—
Net income for 2002	—	—	—	—	—	6,022,669	—	—	6,022,669
Purchase of treasury stock	—	—	—	—	—	—	—	(182,849)	(182,849)
Cumulative translation adjustment	—	—	—	—	—	—	18,249	—	18,249
Convertible bonds converted to common stock	553,613	5,536,129	1,012	3,315,293	—	—	—	—	8,852,434

BALANCE AT DECEMBER 31, 2002	4,024,194	40,241,945	1,012	31,718,116	—	6,022,669	27,151	(182,849)	77,828,044
Appropriation for legal reserve	—	—	—	—	602,267	(602,267)	—	—	—
Cash dividends	—	—	—	—	—	(2,006,917)	—	—	(2,006,917)
Transfer of retained earnings to common stock	200,692	2,006,917	—	—	—	(2,006,917)	—	—	—
Transfer of employees’ profit sharing to common stock	43,363	433,632	—	—	—	(433,632)	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(54,204)	—	—	(54,204)
Net income for 2003	—	—	—	—	—	15,659,928	—	—	15,659,928
Purchase of treasury stock	—	—	—	—	—	—	—	(68,132)	(68,132)
Cumulative translation adjustment	—	—	—	—	—	—	(22,732)	—	(22,732)
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	—	—	—	—	1,318,540

Balance at December 31, 2003	4,352,237	43,522,372	—	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars)

	2001	2002	2003
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(6,710,230)	6,022,669	15,659,928	460,722
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,826,561	11,498,954	14,780,225	434,840
Amortization of intangible assets and deferred charges	1,053,761	1,490,968	1,514,404	44,554
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	71,691	114,548	31,799	935
Loss (gain) from disposal of property, plant and equipment	2,910	(3,293)	139,149	4,094
Unrealized exchange loss (gain), net	(270,375)	348,155	(70,837)	(2,084)
Provision for inventory devaluation	235,094	—	324,186	9,538
Provision for allowance for doubtful accounts, sales returns and discounts	7,642	32,420	4,453	131
Investment loss (gain)	8,059	661,101	(14,224)	(418)
Increase in notes and accounts receivable (including related parties)	(5,930,234)	(1,203,910)	(6,898,659)	(202,961)
Decrease (increase) in inventories	(2,124,168)	526,425	(1,770,744)	(52,096)
Decrease (increase) in prepayments and other current assets	(157,868)	(484,340)	662,702	19,497
Increase in deferred tax assets, net	(36,792)	—	(86,669)	(2,550)
Increase in notes and accounts payable (including related parties)	7,339,717	1,321,956	11,412,995	335,775
Increase (decrease) in accrued expenses and other current liabilities	(138,204)	486,166	1,308,965	38,510
Increase in accrued pension liabilities	38,190	9,898	43,799	1,289

Net cash provided by operating activities	1,215,754	20,821,717	37,041,472	1,089,776

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term investments	(786,502)	1,144,082	974,003	28,656
Acquisition of property, plant and equipment	(13,987,290)	(18,035,305)	(39,300,566)	(1,156,239)
Proceeds from disposal of property, plant and equipment	1,514	78,719	10,954	322
Increase in long-term equity investments	—	(46,586)	(817,013)	(24,037)
Decrease in restricted cash in bank	74,549	97,342	23,000	677
Increase in intangible assets and deferred charges	(610,103)	(1,239,156)	(1,092,946)	(32,155)
Decrease (increase) in refundable deposits	8,351	(124,050)	(136,798)	(4,025)

Net cash used in investing activities	(15,299,481)	(18,124,954)	(40,339,366)	(1,186,801)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term borrowings	(5,290,961)	(1,815,517)	(469,649)	(13,817)
Increase (decrease) in guarantee deposits	(74,099)	21,585	(21,980)	(647)
Payment of long-term borrowings	(529,909)	(5,104,110)	(10,792,110)	(317,508)
Increase in long-term borrowings and bonds payable	14,800,000	4,664,932	8,740,405	257,146
Purchase of treasury stock	—	(182,849)	(68,132)	(2,004)
Issuance of common stock for cash	7,900,000	19,170,256	—	—
Bond issuance costs	(7,219)	—	—	—
Cash dividend	—	—	(2,006,917)	(59,044)
Directors’ and supervisors’ remuneration	(18,341)	—	(54,204)	(1,595)

Net cash provided by (used in) financing activities	16,779,471	16,754,297	(4,672,587)	(137,469)

Effect of exchange rate change on cash	5,205	9,866	(24,631)	(725)

Net increase (decrease) in cash and cash equivalents	2,700,949	19,460,926	(7,995,112)	(235,219)
Cash and cash equivalents at beginning of year	3,795,319	6,496,268	25,957,194	763,671

Cash and cash equivalents at end of year	6,496,268	25,957,194	17,962,082	528,452

Supplemental disclosures of cash flow information:
Cash paid for interest expense	1,079,709	1,253,983	823,773	24,236

Cash paid (received) for income taxes	4,986	19,343	(15,581)	(458)

Additions to property, plant and equipment:
Increase in property, plant and equipment	12,778,584	18,589,628	44,414,072	1,306,680
Decrease (increase) in equipment acquisitions payable	1,208,706	(554,323)	(5,113,506)	(150,441)

Cash paid	13,987,290	18,035,305	39,300,566	1,156,239

Supplementary disclosure of non-cash investing and financing activities
Convertible bonds applying for conversion	—	8,852,434	1,318,540	38,792

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(1)    ORGANIZATION

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”), and other flat panel displays used in a wide variety of applications, including notebook personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2002.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”) and AU Optronics Corporation Japan (“AUJ”). AUA’s primary business activities include the sale of TFT-LCDs in the United States. AUS is primarily engaged in the assembly of TFT-LCD module products in Mainland China. AUJ is mainly engaged in the sale of TFT-LCDs and other flat-panel display modules in Japan.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for investments in other technology companies.

As of December 31, 2003, AUO has 14,583 employees.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Accounting principles and consolidation policy

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the” Company.”

The consolidated financial statements are prepared in accordance with the Guideline Governing the Preparation of Financial Report by Securities Issuers and accounting principles generally accepted in the Republic of China (“ROC GAAP”). These consolidated financial statements are not intended to present the financial position and the related results of operations and cash flows of the Company based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China.

All significant inter-company balances and transactions are eliminated in the consolidated financial statements.

(b)    Revenue recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment.

Allowance and related provisions for sales returns are estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

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

(d)    Foreign currency transactions and translation

AUO’s functional currency is the New Taiwan dollar. The Company and its subsidiaries record transactions in their respective local currencies. The translation from the applicable foreign currency assets and liabilities to the New Taiwan dollar is performed using exchange rates in effect at the balance sheet date except for stockholders’ equity, which is translated at historical exchange rates. Revenue and expense accounts are translated using average exchange rates during the year. Gains and losses resulting from such translations are recorded as a cumulative translation adjustment, a separate component of stockholders’ equity.

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

(f)    Short-term investments

Short-term investments, which consist primarily of marketable securities such as publicly listed stock, open-end mutual funds, are recorded at cost when acquired and are stated at the lower of aggregate cost or fair value at the balance sheet date. The fair value of listed stocks is determined by the average closing prices during the last month prior to the balance sheet date. The fair value for open-end mutual funds is determined by their net asset value at the balance sheet date. The amount by which aggregate cost exceeds fair value is reported as a loss in the current year. In subsequent periods, recoveries of fair value are recognized as a gain to the extent that the fair value does not exceed the original aggregate cost of the investment. Valuation losses are recorded as non-operating expenses in the accompanying consolidated statements of operations. Losses due to permanent impairment are charged to the statement of operations at the time the impairment occurs. Stock dividends are not treated as income, but as an increase in shares held.

(g)    Allowance for doubtful accounts and sales returns and discounts

The allowance for doubtful accounts is based on the age, credit quality and results of the Company’s evaluation of collectibility of the outstanding balance of notes and accounts receivable. An

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 allowance for sales returns and discount is based upon management’s estimation of sales returns based upon actual experience and managements granting of sales discounts to certain customers subsequent to the initial sale of product.

(h)    Inventories

Inventories are stated at the lower of cost or fair value. Cost is determined using the weighted-average method. The fair value of raw material are determined on the basis of replacement cost. Fair values of finished goods and work-in-process are determined on the basis of net realizable value. A provision for inventory obsolescence and devaluation is recorded when management determines that the fair values of inventories are less than its cost basis. The provision is calculated based on the number of months inventory items remain unsold.

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

When the Company has significant influence over the operating, financial and dividend policies of investees or has the intention to hold the investment for a long term period, and owns between 20 and 50 percent of the investee’s voting shares, those investments are accounted for using the equity method. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is deferred and amortized over five years using the straight-line method, and the amortization is recorded as investment income (loss) in the accompanying consolidated statements of operations.

If investees are unable to forward their audited financial statements in timely fashion, the Company recognizes the income (loss) of the investees in the following year. This time lag is consistent from period to period.

Unrealized inter-company profits or losses resulting from transactions between the Company and an investee accounted for under the equity method are deferred. The profits or losses resulting from depreciated or amortized assets are recognized over the estimated economic lives of such assets. The profits or losses from other assets are recognized when realized.

The differences resulting from translation of the financial statements of the foreign investees accounted for under the equity method into New Taiwan dollars, net of the related tax effect, are recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

(j)    Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 the straight-line method less any salvage value. The range of the estimated useful lives are as follows: buildings—20 to 50 years, machinery and equipment—3 to 10 years, leasehold improvement—shorter of 5 years or the lease term, and other equipment—3 to 5 years. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Property, plant and equipment leased to other parties under operating lease are classified as leased assets. Property, plant and equipment not in use are classified as idle asset and are stated at the lower of carrying amount and net realizable value.

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

(l)    Technology related fees

The costs resulted from patent and license of the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized over the respective contract period of three to fifteen years on a straight-line basis. The amortization of the technology fixed license fees is included in research and development expenses in the consolidated statements of operations. On-going royalty fees associated with product production and sales related to these licenses are included in costs of goods sold in the consolidated statements of operations.

(m)    Deferred charges

The cost of software systems, electrical facility installation charges, syndicated loan, bond issuances and land use right are accounted for as deferred charges. The costs of the software systems are amortized over the estimated useful lives of three years on a straight-line basis, and electrical facility installation charges are amortized over the estimated useful lives of five years on a straight-line basis. The expenses associated with the syndicated loan are amortized over the term of the debt on a straight-line basis. The expenses associated with issuing bonds payable and convertible bonds are amortized by using the straight-line method over the period from the issuance date to the maturity date (five or seven years). The cost of land use right is amortized by using the straight-line method over twenty years.

(n)    Convertible bonds

The Company issued convertible bonds, which provide for early redemption at the option of the Company or bondholders at a premium over par value. The excess of the stated redemption price over the par value is accrued as provision for early redemption during the redemption period, using the effective interest method. When the redemption right expires, the balance of the provision for early redemption is amortized over the period from the expiration date to the maturity date using the effective interest method.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

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

(o)    Employee retirement plan

AUO has established an employee noncontributory, defined benefit retirement plan (the Plan) covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employees’ retirement. Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. AUO contributes two percent of wages and salaries to a pension fund maintained with the Central Trust of China on a monthly basis. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

AUO has adopted Republic of China Statement of Financial Accounting Standards (SFAS) No. 18, “Accounting for Pensions”, for its retirement plan. SFAS No. 18 requires AUO to perform an actuarial calculation on its pension obligation as of each fiscal year-end. Based on the actuarial calculation, AUO recognizes a minimum pension liability and net periodic pension costs covering the service lives of the retirement plan participants.

AUA, AUS and AUJ have defined contribution retirement plans based on local government regulation. Cash contributions to these plans are expensed as incurred, and amounted to NT$1,281 thousand; NT$204 thousand and NT$56,363 thousand for the years ended December 31, 2001, 2002 and 2003, respectively.

(p)    Treasury stock

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

(q)    Government grants

Income from government grants for research and development is recognized as non-operating income in the accompanying consolidated statements of operations as qualifying expenditures are made and the grant income is realizable.

(r)    Income tax

Income taxes are accounted for under the asset and liability method. Deferred income taxes are determined based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

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

Classification of the deferred income tax assets or liabilities as current or non-current is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of such deferred income tax asset or liability.

According to the Republic of China Income Tax Law, AUO’s undistributed income, if any, earned after December 31, 1997, is subject to an additional 10 percent retained earning tax. The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

(s)    Investment tax credit

Income tax expense is reduced by investment tax credits in the year in which the credit arises. Subject to the amount of asset realization.

(t)    Derivative financial instruments

(i)    Forward foreign currency exchange contracts

Forward foreign currency exchange contracts are entered to hedge currency fluctuations affecting foreign currency transactions. These forward exchange contract receivables and payables are recorded at the spot rate at the date of inception. The discount or premium on a forward contract is included in determining net income over the life of the contract. Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation are charged or credited to current operations.

(ii)    Interest rate swaps

The Company enters into interest rate swap contracts to hedge changes in cash flows associated with existing variable rate of long-term debt. Under this interest rate swap contracts, the Company makes specified payments based on fixed interest rate and notional principal amounts and receives amounts based on variable rate of interest and notional principal. The net amounts received or paid under the contracts are reported as adjustments to interest expense or interest income on long-term debt.

(u)    Earnings per common share

Earnings per share of common stock are computed based on the weighted-average number of common shares and certificates exchangeable for common stock outstanding during the period. The Company issued convertible bonds in November 2001. Therefore, diluted earnings per share (“EPS”) will be disclosed if the assumed conversion of the convertible bonds as of the beginning of the period has a diluted effect. EPS for prior periods has been retroactively adjusted to reflect the effects of stock issued from stock dividends and new common stock issued through unappropriated earnings and capital surplus.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(v)    Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2003 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2003, of NT$33.99 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at this rate or any other rate of exchange.

(3)    MERGER

On May 10, 2001, the Company’s stockholders approved a proposal to merge with Unipac Optoelectronics Corp. (“Unipac”). Unipac was subsequently dissolved.

Unipac was incorporated in the Hsinchu Science Park of the Republic of China on November 16, 1990, and commenced operations in January 1994. Unipac was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules used in wide variety of applications, including notebook, personal computers, desktop monitor, digital cameras and camcorders, car televisions, car navigation systems, personal digital assistants and internet appliances.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Restated consolidated financial statements of the Company combine the separate results of the Company and Unipac for the eight months ended August 31, 2001. No adjustments were necessary to conform accounting policies of the entities. There were no intercompany transactions requiring elimination in any period presented. The following table shows the historical results of the Company and Unipac for the periods prior to the consummation of the merger.

Eight months ended August 31, 2001
NT$
(unaudited)
Net sales
AUO, as previously reported	10,582,231
Unipac, as previously reported	9,075,235

Total	19,657,466

Net loss
AUO, as previously reported	(2,416,647)
Unipac, as previously reported	(2,098,374)

Total	(4,515,021)

(4)    CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Cash and bank deposits	22,850,349	14,662,388	431,374
Government bonds acquired under reverse repurchase agreements	3,106,845	3,299,694	97,078

	25,957,194	17,962,082	528,452

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

Reverse repurchase agreements averaged NT$4,217,362 thousand and NT$3,485,202 thousand during the years ended December 31, 2002 and 2003, respectively. The maximum amount of such agreements outstanding at any month end was NT$8,255,308 thousand and NT$4,472,289 thousand during the years ended December 31, 2002 and 2003, respectively. The fair values of the securities held under these agreements as of December 31, 2002 and 2003 approximated their carrying amounts. None of the securities held under these agreements were repledged during the years ended December 31, 2002 and 2003.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(5)    SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Publicly listed stocks	1,824,030	1,586,504	46,676
Mutual funds	1,534,688	700,000	20,594
Less: allowance for decline in fair value	(126,883)	—	—

	3,231,835	2,286,504	67,270

Fair value	3,231,835	2,746,416	80,801

(6)    NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of December 31, 2002 and 2003, consisted of the following:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Notes receivable	—	449,948	13,238
Accounts receivable	6,540,984	11,079,062	325,951
Less: Allowance for doubtful accounts and sales returns and discount	(125,923)	(90,671)	(2,668)

	6,415,061	11,438,339	336,521

(7)    INVENTORIES

Components of inventories as of December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Finished goods	3,224,519	2,627,540	77,303
Work in process	3,255,697	4,488,753	132,061
Raw materials and spare parts	2,423,645	3,446,763	101,405

	8,903,861	10,563,056	310,769
Less: provision for inventory obsolescence and devaluation	(394,291)	(606,928)	(17,856)

	8,509,570	9,956,128	292,913

Insurance coverage on inventories	5,144,805	10,652,200	313,392

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(8)    LONG-TERM INVESTMENTS

Long-term investments as of December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002		2003
	Percentage of ownership	Amount	Percentage of ownership	Amount
		NT$		NT$	US$
	(in thousands)
Equity method:
Patentop Ltd. (Patentop)	41%	37,744	41%	26,836	790
Raydium Semiconductor Corporation	—	—	33.33%	21,917	645
Cando Corporation	—	—	12.31%	216,408	6,366
Fujitsu Display Technologies Corporation (FDTC)	—	—	20%	436,271	12,835

		37,744		701,432	20,636

Cost method:
Promate Electronic Co., Ltd.	0.61%	10,000	0.53%	10,000	294
Wellypower Optronic Corporation Ltd.	1.45%	26,586	1.41%	29,985	882
Darly3 Venture Inc.	2.49%	10,000	15.57%	70,490	2,074
BVI Apower Optronics	—	—	13.90%	40,979	1,206
Daxon Technology Inc.	—	—	0.31%	17,000	500
StarBex International Inc.	—	—	7.50%	16,875	496

		46,586		185,329	5,452

		84,330		886,761	26,088

Investments in affiliated companies accounted for under the equity method consist of 41% of the common stock of Patentop, an intellectual property company, 33.33% of the common stock of Rydium Semiconductor Corporation (“Rydium”), an IC design company, 12.31% of Cando Corporation (“Cando”), a color filter manufacturing company, and 20% of FDTC, a LCD manufacturing company. The unamortized portion of the excess of cost over the Company’s share of net assets of affiliated companies is NT$240,179 thousand at December 31, 2003. In accordance with ROC GAAP, this equity-method goodwill is being amortized over a period of 5 years.

In November 2003, the Company purchased its 12.31% ownership in Cando concurrently with the Company’s affiliate purchasing 15.66% of Cando at the same time. The Company and the Company’s affiliates hold board of director seats in Cando, and have significant influence over Cando’s day to day operations. As such, the Company accounts for its investment in Cando under the equity method of accounting.

In March 2003, the Company purchased its 20% ownership in FDTC. Under the terms of the purchase agreement, the Company also maintains a board of director seat, has entered into a technology licensing agreement, and participates in, and funds certain joint research and development projects related to TFT-LCD technologies.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

As Patentop and FDTC are unable to forward their stand-alone audited financial statements in a timely fashion, the Company recognizes the income (loss) of these investees in the following year.

The investment losses related to investment accounted for under the equity method were NT$8,059 thousands and NT$10,475 thousand and NT$14,449 (US$425) thousand for the years ended December 31, 2001, 2002 and 2003, respectively.

(9)    LEASED ASSETS, INTEREST CAPITALIZATION AND INSURANCE COVERAGE ON PROPERTY, PLANT AND EQUIPMENT

The Company has leased the following assets to another unrelated party at December 31, 2002.

December 31, 2002
NT$
(in thousands)
Cost:
Land	478,214
Buildings	544,421
Machinery and equipment and other equipment	716,757

1,739,392
Less: accumulated depreciation	(118,600)

1,620,792

The lease term was valid from July 1, 2002 to June 30, 2003, and has not been extended or renewed. The Company classified the above assets to idle assets at expiration of lease term.

In December 2003, the Company obtained a third-party appraisal and committed to a plan to sell the assets. The leased assets were classified as idle assets on December 31, 2003 and an impairment charge of NT$74,837 thousand was recognized.

For the years ended December 31, 2001, 2002 and 2003, the details of interest capitalized were as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Buildings	53,895	2,353	4,645	136
Machinery and equipment	756,411	205,044	212,086	6,240
Other equipment	—	4,061	—	—

	810,306	211,458	216,731	6,376

The capitalization interest rates ranged from 4.28% to 6.35%, 2.99% to 5.04%, and 2.27% to 5.23% in 2001, 2002 and 2003, respectively.

Insurance coverage on property, plant and equipment amounted to NT$82,568,000 thousand and NT$123,673,000 thousand as of December 31, 2002 and 2003, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 21).

(10)    SHORT-TERM BORROWINGS

Short-term borrowings are bank loans used for the purchase of raw materials and other routine business operations.

The interest rates on short-term borrowings outstanding as of December 31, 2002 and 2003 ranged from 0.02% to 1.75% and 1.52% to 5.23%, respectively.

(11)    LONG-TERM BORROWINGS

The components of long-term borrowings as of December 31, 2002 and 2003, are summarized below:

			December 31
Bank	Purpose	Term	2002	2003
			NT$	NT$	US$
			(in thousands)
International Commercial Bank of China	Purchase of machinery, equipment and building	From Dec. 23, 1999 through Dec. 23, 2005. Repayable in 9 semi-annual installments starting on Dec. 24, 2001	2,988,330	1,992,220	58,612

International Commercial Bank of China	Purchase of machinery and equipment	From Dec. 21, 2000 through Dec. 21, 2000 through Dec. 21. 2007. Repayable in 10 semi-annual installments starting on June 22, 2003	11,000,000	8,800,000	258,900

Chinatrust Commercial Bank	Purchase of machinery, equipment and building	From Sep. 21, 2000 through Sep. 21, 2007. Repayable in 10 semi-annual installments starting on Mar. 22, 2003	13,500,000	10,800,000	317,741

Chinatrust Commercial Bank	Purchase of machinery, equipment and building	From April 25, 2010. Repayable in 9 semi-annual installments starting in April 2006	—	5,557,300	163,498

CitiBank	Purchase of machinery, equipment and building	From April 10, 2003 through November 14, 2007 Repayable in 6 semi-annual installments starting on May 14, 2005	—	2,977,736	87,606

Industrial and Commercial Bank of China	Purchase of machinery, equipment and building	From June 11, 2002 through June 10, 2007. Repayable on June 10, 2006	117,564	155,960	4,588

Industrial and Commercial Bank of China	Purchase of machinery, equipment and building	From April 11, 2002 through April 10, 2007. Repayable on April 10, 2007	243,524	238,044	7,003

Bank of China	Purchase of machinery, equipment and building	From Mar. 20, 2002 through Mar. 19, 2007. Repayable in 5 semi-annual installments starting on Mar. 20, 2005	503,844	681,297	20,044

			28,353,262	31,202,557	917,992
Less: current portion			(5,896,110)	(5,896,110)	(173,466)

			22,457,152	25,306,447	744,526

Unused available balance (include short-term borrowing and commercial paper)			30,399,000	68,921,000	2,027,685

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

The Company entered into syndication loan agreements with several financial institutions to obtain credit facilities, for building construction projects and the purchase of TFT-LCD production line related machinery and equipment. The commitment fee is charged per annum, payable quarterly, based on the committed-to-withdraw but unborrowed balance, if any. No commitment fees were paid for the years ended December 31, 2002 and 2003. During the loan period, the current ratio, debt-equity ratio, times interest earned, tangible assets ratio and other financial ratios of the Company must comply with certain restrictions as specified in the agreements. The Company has complied with the aforementioned debt covenants in 2002 and 2003.

Interest rates on long-term borrowings outstanding as of December 31, 2002 and 2003 ranged from 2.89% to 5.02% and 1.70% to 5.02%, respectively.

The long-term borrowings are all secured. Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 21).

As of December 31, 2003 long-term borrowings and bonds payable that will become due during the next five years and thereafter are as follows:

NT$
(in thousands)
2004	6,892,110
2005	7,160,810
2006	7,400,251
2007	7,657,996
2008	1,234,956
Thereafter	1,852,434

Total	32,198,557

(12)    LONG-TERM COMMERCIAL PAPER

The Company established a long-term commercial paper facility guaranteed by Citibank N.A. and twenty-two other banks (the “Banks”) on September 22, 1998, to obtain NT$7 billion in credit facilities for the purchase of TFT-LCD production line related machinery and equipment. The Company no longer had any outstanding borrowings under this facility as of December 31, 2003.

Financial Institution	Repayment Term	December 31, 2002
		NT$
		(in thousands)
Citibank N.A	From Mar. 18, 1999 through Sep. 18, 2004 Repayable in 5 semi-annual installments starting on Mar. 18, 2002	3,900,000
Less: unamortized discount		(12,389)

		3,887,611
Less: current portion		(2,600,000)

		1,287,611

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Interest rate on long-term commercial paper outstanding as of December 31, 2002 was 1.45%.

Certain machinery and equipment were pledged as collateral against long-term commercial paper. (see note 21)

(13)    BONDS PAYABLE

Bonds payable at December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Secured bonds payable	1,992,000	996,000	29,303
Less: current portion	(996,000)	(996,000)	(29,303)

	996,000	—	—

Interest payable	29,199	14,714	433

The significant terms of secured bonds payable are as follows:

	The first issuance	The second issuance
Par value	NT$1,500,000 thousand	NT$1,500,000 thousand
Issue date	August 27, 1999	November 8, 1999
Issue price	At par value	At par value
Coupon rate	6.05%	5.85%
Duration	August 27, 1999~August 27, 2004	November 8, 1999 ~ November 8, 2004
Guarantee institution	International Commercial Bank of China and other thirteen banks	International Commercial Bank of China and other thirteen banks
Redemption	Repayment every six months beginning at thirty months after issue date

Certain machinery and equipment were pledged as collateral against long-term bond payable. (see note 21)

(14)    CONVERTIBLE BONDS

The Company issued convertible bonds in November 19, 2001. All outstanding bonds were either repaid or had converted to common stock before December 31, 2003. The components of convertible bonds payable as of December 31, 2002 are summarized below:

December 31, 2002
NT$
(in thousands)
Bonds payable	1,251,300
Provision for early redemption	35,582

1,286,882

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

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

(d)    Terms of conversion:

1.	Bondholders may elect to have the convertible bonds converted into a certificate for common stock of the Company from February 19, 2002 to November 8, 2008. The certificate may be converted into common stock of the Company on four dates of each year.

2.	Conversion price: The initial conversion price was NT$15.80 per share of common stock whereas the applicant conversion price is subject to adjustment for capital increases in order to protect the bondholders from dilution. The conversion price was adjusted to NT$14.9 per share of common stock based on the resolution of the board of directors’ meeting on June 18, 2003 and has become effective since July 8, 2003. In addition, from 2002 to 2007, the conversion price may be reset to 101% of the average share price, which is the lowest of the average share price over a 20 business-day period, a 15 business-day period and a 10 business-day period ending on the ex-dividend date of each year, or in the absence of a stock dividend, on June 28 of each year (such lowest price is referred to as the “average share price”). The conversion price is reset to the average share price if the latter is greater than 80% but less than 100% of the previous conversion price. If the average share price is less than 80% of the previous conversion price, the new conversion price shall be 80% of the previous conversion price.

The effective interest rate on the convertible bonds as a result of the accretion of the provision for early redemption is 4.5%.

The convertible bonds were fully converted in October 2003. As of December 31, 2002 and 2003, the total principal value of convertible bonds, which have been converted to common stock, totaled NT$8,748,700 thousand and NT$10,000,000 thousand, respectively, which amounted to NT$5,537,141 thousand and NT$6,376,007 thousand, respectively, into NT$10 par value common stock and a premium amount of NT$3,315,293 thousand and NT$3,794,967 thousand, respectively, recorded as capital surplus.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(15)    RETIREMENT PLAN

The following table sets forth the benefit obligation and accrued pension liabilities balance related to the Company’s retirement plan in the Republic of China as of December 31, 2002 and 2003:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	—	—	—
Non-vested benefit obligation	(100,932)	(140,943)	(4,147)

Accumulated benefit obligation	(100,932)	(140,943)	(4,147)
Additions based on future salaries	(197,811)	(293,724)	(8,641)

Projected benefit obligation	(298,743)	(434,667)	(12,788)
Fair value of plan assets	159,540	218,942	6,441

Funded status	(139,203)	(215,725)	(6,347)
Unrecognized pension loss	35,998	69,805	2,054
Unrecognized transitional asset	16,013	14,929	439

Accrued pension liabilities	(87,192)	(130,991)	(3,854)

The components of net periodic pension cost for 2001, 2002 and 2003 are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
		(in thousands)
Service cost	71,022	59,361	96,330	2,834
Interest cost	10,735	7,839	11,203	330
Expected return on plan assets	(5,822)	(4,086)	(6,995)	(206)
Amortization	5,069	(689)	1,320	39
Loss from settlements	785	—	—	—

Net pension cost	81,789	62,425	101,858	2,997

Significant actuarial assumptions used in the above calculations are summarized as follows:

	December 31,
	2001	2002	2003
Discount rate	4.50%	3.75%	3.50%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on plan assets	4.50%	3.75%	3.50%

At the time of the merger, the Company integrated the existing Unipac’s defined benefit plan into the Company’s defined benefit plan. Before the merger consummation, Unipac made a pension benefits settlement for all Unipac’s employees by permanently removing the outstanding years of service that had been earned by all of Unipac’s employees prior to the formation of AUO’s defined

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 benefit plan in 1996. This pension settlement was calculated based on one month of salary for each year of settled service and the resulting cash payout was paid from the plan’s assets, resulting in a settlement loss of NT$785 thousand.

(16)    STOCKHOLDERS’ EQUITY

(a)    Common stock and capital increase

The Republic of China Company Law and ROC GAAP provide that capital is created from stock issuance and donated capital. Additionally, companies can transfer capital to common stock as a result of certain transactions involving employee bonuses, donated capital and premium on issuance of common stock.

Based on stockholder resolutions, the Company increased its common stock through the issuance of 377,336 thousand shares for NT$7,900,000 thousand in 2001. In addition, pursuant to the Republic of China Company Law, in 2001 the Company also increased its common stock by NT$2,083,000 thousand through the transfer of capital surplus, retained earnings and employee bonuses of NT$625,000 thousand, NT$1,375,000 thousand and NT$83,000 thousand, respectively.

On May 29, 2002, the Company issued 500 million shares of its common stock in the form of 50 million American Deposition Shares (“ADS”s). Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS was US$11.57. The stock issuances described above were authorized by and registered with the government authorities.

Based on stockholder resolutions on May 29, 2003, the Company increased its authorized common stock to NT$58,000,000 thousand and of which reserved NT$1,000,000 thousand for issuance of certificates of employee stock options. In addition, the Company increased its common stock by NT$2,440,549 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$2,006,917 thousand, and NT$433,632 thousand, respectively.

As of December 31, 2002 and 2003, the Company’s authorized common stock, par value NT$10 per share, totaled NT$ 50,000,000 thousand and NT$58,000,000 thousand, respectively, and the issued and outstanding common stock amounted to NT$40,242,957 thousand (including the certificates exchangeable for common stock of NT$1,012 thousand) and NT$43,522,372 thousand, respectively.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(c)    Legal reserve

According to the Republic of China Company Law, the Company must retain 10 percent of its annual income as a legal reserve until such retention equals the amount of authorized common stock. The retention is accounted for by transfers to a legal reserve upon approval at the annual stockholders’ meeting. The legal reserve can only be used to offset an accumulated deficit and cannot be distributed as cash dividends.

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

(ii)	At most 1 percent as remuneration to directors and supervisors

(iii)	the remainder, after retaining a certain portion for business consideration, as common stockholders’ dividends.

The appropriation of the Company’s net income may be distributed by way of cash dividend and/or stock dividend. Since the Company is in a capital-intensive industry, distribution of profits shall be made preferably by way of stock dividend. Distribution of profits may also be made by way of cash dividend and the amount of that should not exceed 50% of total dividends.

According to SFC regulations, when there is a deduction item in stockholders’ equity during the year, an amount equal to the deduction item before appropriation must be included as a special reserve within retained earnings. The special reserve will be available for dividend distribution only after the related stockholders’ equity deduction item has been reversed.

Employee bonuses and directors’ remuneration appropriated from the distributable retained earnings of 2002 was as follows:

	Shares	NT$
	(in thousands)
Employee bonuses-stock (at par value)	43,363	433,632
Directors’ and supervisors’ remuneration		54,204

		487,836

The shares issued from the above distribution were 1.08 percent of outstanding shares on December 31, 2002.

If the above distributions were recorded as expenses in 2002, the pro forma information on net income per share in 2002 would be as follows:

NT$
Net income per share after retroactive adjustment	1.43

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Earnings distribution of fiscal year 2003 earnings is not being proposed by the board of directors and still subject to approval at the stockholders’ meeting.

(e)    Treasury stock

Based on a board of directors resolution on December 16, 2002, the Company repurchased its own shares from Taiwan Securities Exchange for use as employee bonus shares in future periods. The Company repurchased treasury stock amounting to 9,041 thousand shares and 12,000 thousand shares with a total cost of NT$182,849 thousand and NT$250,981 thousand, during the years ended December 31, 2002 and 2003, respectively. None of the treasury stock has been disposed of or transferred to employees as of December 31, 2003.

The SFC regulations imposed to treasury stock transaction are as follows:

1.	Total shares of treasury stock shall not exceed 10 percent of the Company’s common stock issued.

2.	Total treasury stock purchases shall not exceed sum of retained earnings and capital surplus derived from premiums on capital stock plus other realized capital surplus.

3.	Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends until it is disposed of or transferred to employees.

(17)    INCOME TAXES

(a)    The Company is authorized to be a “Science-based industry” and “Important technology-based industry” as defined by the Republic of China Statute for the Establishment and Administration of Science Park (the “Statute”). Commencing from January 20, 2001, the statutory tax rate of the Company was 25% due to the revision of the Statute. The Company’s earnings were subject to an income tax rate of 20% before January 20, 2001

The Company’s purchase of machinery through proceeds from common stock issuances met the prescribed criteria under the Statute and the Statute for Upgrading Industries. Following are the details of the Company’s effective tax exemption approved by the Ministry of Finance as of December 31, 2003:

Year of investment	Tax exemption products	Tax exemption chosen	Tax exemption period
1993	TFT-LCD	Tax exemption of the Company’s L1 facility corporate income taxes for four years	2000~2003
1999	TFT-LCD	Tax exemption of the Company’s L3A facility corporate income taxes for four years	2002~2005
1996	TFT-LCD	Tax exemption of the Company’s L5 facility corporate income taxes for five years	2003~2007
1999	TFT-LCD	Tax exemption of the Company’s L3B facility corporate income taxes for four years	2005~2008
1999	TFT-LCD	Tax exemption of the Company’s L6 facility corporate income taxes for five years	2005~2009

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(b)    The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	2,471	91	—	—
Deferred income tax benefit	(36,792)	—	(86,669)	(2,550)

	(34,321)	91	(86,669)	(2,550)

The differences between income tax expense (benefit) based on the statutory income tax rate and the income tax expense (benefit) as reported in the accompanying consolidated statements of operations for 2001, 2002 and 2003 are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	(1,686,138)	1,505,680	3,893,315	114,543
Tax exemption	—	(234,220)	(1,090,748)	(32,090)
Write-off of loss carryforwards before merger	884,193	—	—	—
Investment tax credits	(3,034,847)	(1,505,926)	(4,655,687)	(136,972)
Increase (decrease) in valuation allowance	3,808,557	(100,509)	1,593,391	46,878
Tax on undistributed retained earnings	—	—	200,697	5,904
Write off of loss carryforwards	—	311,383	—	—
Other	(6,086)	23,683	(27,637)	(813)

Income tax expense (benefit)	(34,321)	91	(86,669)	(2,550)

Pursuant to Republic of China Income Tax Law, certain portions of loss carryforwards prior to the merger are not eligible for use by the Company after the merger. As a result, deferred tax assets related to the loss carryforwards that were previously recognized by the Company were written off in 2001 and 2002.

(c)    The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Current:
Inventories	98,573	126,648	3,726
Unrealized sales profit	—	333,251	9,804
Unrealized foreign exchange loss	19,994	—	—
Unrealized loss and expenses	113,337	172,834	5,085
Investment tax credits	1,903,818	2,577,171	75,821

	2,135,722	3,209,904	94,436
Valuation allowance	(1,461,893)	(414,171)	(12,185)

Net deferred tax assets—current	673,829	2,795,733	82,251

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Non-current:
Overseas investment loss under the equity method	227,414	68,726	2,022
Investment tax credits	6,012,431	7,807,721	229,707
Net operating loss carryforwards	—	598,437	17,606
Other	21,798	51,437	1,513

	6,261,643	8,526,321	250,848
Valuation allowance	(3,535,271)	(7,359,176)	(216,510)

Net deferred tax assets	2,726,372	1,167,145	34,338

Deferred tax liabilities-property, plant and equipment	(878,192)	(1,354,199)	(39,841)

Net deferred tax assets (liabilities)—non-current	1,848,180	(187,054)	(5,503)

	2,522,009	2,608,679	76,748

Total gross deferred tax assets	8,397,365	11,736,225	345,284
Total gross deferred tax liabilities	(878,192)	(1,354,199)	(39,841)
Total valuation allowance	(4,997,164)	(7,773,347)	(228,695)

	2,522,009	2,608,679	76,748

(d)    According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production and pollution control, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied in the final year. As of December 31, 2003, the Company’s remaining investment tax credits and their related expiration years were as follows:

Year occurred	Unused tax credits		Expiration year
	NT$	US$
	(in thousands)
2000	2,577,171	75,822	2004
2001	1,785,710	52,536	2005
2002	1,366,324	40,198	2006
2003(estimated)	4,655,687	136,972	2007

	10,384,892	305,528

(e)    Loss carryforwards

As of December 31, 2003, the 2001 loss carryforwards of NT$2,393,749 thousand are available up to 2006 to reduce taxable income.

(f)    The tax authorities assessed Unipac additional income tax for 1995 in the amount of NT$11,223 thousand. The additional assessments were mainly due to different interpretations of

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 inventory obsolescence losses. The Company disagreed with the assessments and subsequently filed tax appeals. In October 2003, the tax authorities have granted a favorable resolution to the Company.

In addition, the 1997 and 1998 income tax returns have been assessed by the tax authorities for additional income tax payable of NT$3,663 thousand and NT$3,847 thousand, respectively. The additional assessments resulted from different recognition of the research and development subsidies. The Company disagreed with the assessments and subsequently filed tax appeals. The Company did not recognize the assessed additional income tax, and is expecting a favorable resolution of these appeals.

The 2000 income tax return has been assessed by the tax authorities for additional income tax of NT$9,640 thousand. The dispute is regarding the recognition of the advertisement expenses. The Company disagreed with the assessment and subsequently filed tax appeal, and is expecting a favorable resolution of this appeal.

As of December 31, 2003, the tax authorities had assessed the income tax returns of the Company through 1998 and 2000 (except for 1999) and of Unipac through 1999.

(g)    Information about the integrated income tax system

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

Information related to the ICA is summarized below:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	6,022,669	16,578,660	487,751

ICA balance	5,770	1,515	45

	For the year ended December 31
	2002	2003 (Estimated)
Creditable ratio for earnings distribution to the Republic of China resident stockholders	0.04%	—

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(18)    EARNINGS PER COMMON SHARE

Earning per common share in 2001, 2002 and 2003 are computed as follows:

	For the year ended December 31,
	2001		2002		2003
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	(in thousands)
Basic earnings per share:
Net income (loss)	(6,744,551)	(6,710,230)	6,022,760	6,022,669	15,573,259	15,659,928

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	2,384,945	2,384,945	2,970,582	2,970,582	4,015,255	4,015,255
Issuance of common stock for cash	283,002	283,002	291,667	291,667	—	—
Transfer of retained earnings to common stock	202,051	202,051	—	—	244,055	244,055
Treasury stock	—	—	(377)	(377)	(2,926)	(2,926)
Certificates exchangeable for common shares	—	—	377,927	377,927	33,044	33,044

Weighted average number of shares outstanding during the year	2,869,998	2,869,998	3,639,799	3,639,799	4,289,428	4,289,428

Retroactive adjustment of capitalization of retained earning	174,496	174,496	221,300	221,300

Retroactively adjusted weighted average outstanding shares	3,044,494	3,044,494	3,861,099	3,861,099

Basic earnings per share (NT$)	(2.35)	(2.34)	1.65	1.65	3.63	3.65

Basic earnings per share—retroactively adjusted (NT$)	(2.22)	(2.20)	1.56	1.56

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

	For the year ended December 31,
	2002		2003
	Pre-tax	After tax	Pre-tax	After tax
	(in thousands)
Diluted earnings per share:
Net income	6,022,760	6,022,669	15,573,259	15,659,928
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	170,825	128,119	34,301	25,726

	6,193,585	6,150,788	15,607,560	15,685,654

Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Potential number of common shares assumed upon conversion of convertible bonds	632,910	632,910	83,952	83,952
Issuance of common stock for cash	291,667	291,667	—	—
Treasury stock	(377)	(377)	(2,926)	(2,926)
Transfer of retained earnings to common stock	—	—	244,055	244,055

Weighted average number of shares outstanding during the year	3,894,782	3,894,782	4,340,336	4,340,336

Retroactive adjustment of capitalization of retained earning	236,803	236,803

Retroactively adjusted weighted average outstanding shares	4,131,585	4,131,585

Diluted earnings per share (NT$)	1.59	1.58	3.60	3.61

Diluted earnings per share—retroactively adjusted (NT$)	1.50	1.49

(19)    FINANCIAL INSTRUMENTS

(a)    Non-derivative financial instruments

The Company’s non-derivative financial assets include cash and cash equivalents, short-term investments, notes and accounts receivable, receivables from related parties, other financial assets, restricted cash in banks and long-term investments. The Company’s non-derivative financial liabilities consist of short-term borrowings, long-term borrowings, bonds payable, commercial paper, convertible bonds payables, accounts payable, payables to related parties, and equipment and construction in progress payables.

As of December 31, 2002 and 2003, the carrying amounts of non-derivatives financial instruments that were not equal to their fair values were as follows:

	December 31, 2002
	Fair value	Carrying amount
	NT$	NT$
	(in thousands)
Assets:
Short-term investments	3,231,835	3,231,835
Long-term investments
Fair value (available)	10,000	10,000
Fair value (not available)	—	74,330
Liabilities:
Bonds payable	2,086,635	1,992,000
Convertible bond payable	1,612,926	1,286,882

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

	December 31, 2003
	Fair value		Carrying amount
	NT$	US$	NT$	US$
	(in thousands)
Assets:
Short-term investments	2,746,416	80,801	2,286,504	67,270
Long-term investments
Fair value (available)	17,490	515	10,000	294
Fair value (not available)	—	—	876,761	25,795
Liabilities:
Bond payable	1,035,813	30,474	996,000	29,303

The following methods and assumptions are used to estimate the fair value for each class of non-derivative financial instruments:

1.	The carrying amounts of cash and cash equivalents, notes and accounts receivable, restricted cash in banks, other financial assets-current, accounts payable, payables to related parties, equipment and construction in progress payables and short-term borrowings approximate their fair value due to the short-term nature of these items.

2.	The fair value of short-term investments is based on publicly quoted market prices.

3.	It is not practicable to determine the fair value of long-term equity investments when these investments are not publicly traded. Refer to note 8 for information on the carrying amount.

4.	Long-term borrowings and long-term commercial paper are issued at floating rates. The fair value approximates their carrying value. Refer to notes 11 and 12.

5.	The fair value of bonds payable is based on the present value, which is forecasted and discounted using cash flows and interest rates of similar liabilities. The fair value of convertible bonds payable is based on publicly quoted market prices for the convertible bonds.

(b)    Derivative financial instruments

1.    Interest rate swaps

The Company has entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with rising interest rates on its floating rate long-term debt. As of December 31, 2002 and 2003, interest rate swap contracts outstanding were as follows:

December 31, 2002
Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value
		NT$			NT$
		(in thousands)
1999	March 17, 2004	1,800,000	5.65-6.08%	1.602%	(89,871)

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

December 31, 2003
Inception	Maturity	Notional amount	Fixed interest rate paid		Variable interest rate received		Fair value
		NT$					NT$
		(in thousands)
1999	March 17, 2004	1,600,000	5.65 6.08	%~ %	1.025%		(19,454)
2003	January 8, 2008~ December 11, 2008	14,500,000	1.65 2.54	%~ %	0.918 0.998	%~ %	(45,394)

							(64,848)

These agreements require the Company to make periodic fixed rate payments while receiving periodic variable rate payments indexed to the 90-day Taipei Money Market Secondary middle rate at 11:00 am Taipei Time determined on a simple average of rates appearing on Telerate page 6165.

The additional interest expense as a result of these interest rate swap contracts for the years ended December 31, 2001, 2002 and 2003 was NT$63,930 thousand, NT$110,176 thousand and NT$128,987 thousand, respectively.

2.    Foreign currency forward contracts

The Company used foreign currency forward contracts to hedge existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. The counter parties of the Company’s derivative contracts are reputable financial institutions.

As of December 31, 2002 and 2003, the details of foreign currency forward contracts outstanding were as follows:

December 31, 2002
Buy	Sell	Contract amount		Fair value	Settlement date	Maturity amount
				NT$
				(in thousands)
NTD	USD	US$	388,000	(22,720)	January 10, 2003~ April 10, 2003	NTD	13,466,516
YEN	NTD	NT$	2,977,245	102,505	January 24, 2003~ February 25, 2003	YEN	10,500,000
YEN	USD	US$	30,000	5,581	February 10, 2003~ February 25, 2003	YEN	3,577,025
YEN	RMB	RMB$	42,000	(3,808)	January 13, 2003	YEN	593,187

				81,558

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

December 31, 2003
Buy	Sell	Contract amount		Fair value	Settlement date	Maturity amount
				NT$
				(in thousands)
NTD	USD	US$	343,000	(22,686)	January 12, 2004~ March 10, 2004	NTD	11,625,729
YEN	NTD	NTD$	9,057,448	85,901	January 13, 2004~ March 25, 2004	YEN	28,750,000
YEN	USD	US$	41,000	22,812	February 10, 2004~ March 10, 2004	YEN	4,452,630

				86,027

The fair value of the derivative financial instruments is estimated based on quoted market prices from brokers or banks.

As of December 31, 2001, 2002 and 2003, the unrealized gain (loss) based on the spot rates of the above foreign currency forward contracts was NT$(59,009) thousand, NT$101,956 thousand and NT$100,043 thousand, respectively.

The realized gain (loss) resulting from foreign currency forward contracts was NT$11,343 thousand, NT$66,683 thousand and NT$764,757 thousand in 2001, 2002 and 2003, respectively.

The details of the above foreign currency forward contracts balance as of December 31, 2002 and 2003 is as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
		(in thousands)
Foreign currency forward contracts receivable	17,758,830	22,177,525	652,472
Foreign currency forward contracts payable	(17,680,344)	(22,101,928)	(650,248)
Unamortized premium	12,727	8,949	263

Foreign currency forward contracts receivable, net	91,213	84,546	2,487

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

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

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

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(20)    RELATED-PARTY TRANSACTIONS

(a)    Name and relationship

Name of related party	Relationship with the Company
BenQ Inc. (“BenQ”)	Shareholder and represented on the Company’s board of directors.
Acer Inc. (“Acer”)	Shareholder and represented on BenQ’s board of directors
Aspire Service & Development Inc. (“ASD”)	Subsidiary of Acer
Min Tour Inc. (“MTI”)	Subsidiary of Acer (dissolved in Sep. 2003 after merging with ASD)
Wistron Corp. (“Wistron”)	Investee of Acer
Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron
Aopen Inc. (“Aopen”)	Investee of Wistron
United Microelectronics Corp. (“UMC”)	Shareholder and represented on the Company’s board of directors
Novatek Microelectronics Corp. (“Novatek”)	Investee of UMC
Applied Component Technology Corp. (“ACT”)	Investee of UMC
Faraday Technology Corp. (“Faraday”)	Investee of UMC
BenQ (IT) Co., Ltd. Suzhou (“BQS”)	Subsidiary of BenQ
BenQ Mexican, S.A. De C. V. (“BQX”)	Subsidiary of BenQ
Cando Corporation (“Cando”)	The Company’s affiliate, and the Company is represented on its board of directors
Fujitsu Display Technologies Corporation (“FDTC”)	The Company is represented on its board of directors

(b)    Significant transactions with related parties

1.    Sales and trade receivables

Net sales to related parties were as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
BQS	—	9,922,932	18,781,418	552,557
Acer	1,479,904	853,692	3,894,690	114,583
BQX	—	721,631	1,569,498	46,175
BenQ	6,696,443	5,823,413	1,534,748	45,153
ACT	114,757	747,615	858,520	25,258
FDTC	—	—	769,492	22,639
Wistron	—	1,017,734	736,320	21,663
WPH	1,399,799	2,104,295	641,726	18,880
Aopen	—	301,573	—	—
Other	1,500	533	7,671	226

	9,692,403	21,493,418	28,794,083	847,134

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

The credit policy for sales to related parties and other customers is letter of credit on 30 to 45 days and 15 to 60 days, respectively. The average collection days extended for sales to related parties for the years ended December 31, 2001, 2002 and 2003 are 52 days, 51 days and 58 days, respectively, and for other customers are 61 days, 64 days and 43 days, respectively. The product price and other terms for sales to related parties are similar to other unrelated customers.

As of December 31, 2002 and 2003, receivables resulting from the above transactions were as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
		(in thousands)
BQS	3,038,663	3,598,477	105,869
BenQ	—	558,650	16,436
Acer	218,994	801,002	23,566
BQX	157,866	178,201	5,243
FDTC	—	182,423	5,367
WPH	35,584	177,842	5,232
Others	186,326	47,794	1,405
Less: allowance for doubtful accounts sales discount and return	(5,370)	(36,169)	(1,064)

	3,632,063	5,508,220	162,054

2.    Purchases

Purchases from related parties were as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Cando (note 1)	—	—	1,494,354	43,965
Novatek	734,327	2,370,324	1,440,428	42,378
FDTC	—	—	310,707	9,141
BenQ	1,106,116	1,176,992	218,414	6,426
Faraday	100,744	144,707	175,593	5,166
Others	79,503	11,260	5,301	156

	2,020,690	3,703,283	3,644,797	107,232

The purchase prices and payment terms with these related parties were not materially different from those with other unrelated vendors. The payment period was both 30 to 120 days in 2002 and 2003.

Note 1: Cando became the Company’s related party in November 2003. Purchases from Cando for the year ended December 31, 2002 amounted to NT$1,020,274 thousand.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

3.    Acquisition of property, plant and equipment

Acquisition of property, plant, equipment and computer software from related parties for the years ended December 31, 2001, 2002 and 2003 amounted to NT$81,871 thousand, NT$72,676 thousand and NT$24,731, respectively.

4.    Sales of equipment

Sales of equipment for the years ended December 31, 2002 and 2003 amounted to NT$44,448 thousand and NT$7,500 thousand, respectively. The related loss amounted to NT$157 thousand and NT$8,184 thousand, respectively, which were included in non-operating loss. As of December 31, 2002 and 2003, the receivable resulting from the above transactions were NT$1,954 thousand and NT$0 thousand, respectively.

5.    Operating leases and refundable deposits

The Company entered into lease agreements for land, building, dormitory and equipment with related parties. The related rent expenses and administration fees for the years ended December 31, 2001, 2002 and 2003, were as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
ASD and MTI	62,697	67,207	89,337	2,628
Others	71,688	41,837	9,948	293

	134,385	109,044	99,285	2,921

As of December 31, 2002 and 2003, refundable deposits resulting from the above transactions were as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
ASD and MTI	867,000	867,000	25,508
Other	100	2,693	79

	867,100	869,693	25,587

The Company leased part of its facility to related parties. The rental income amounted to NT$24,809 thousand, NT$30,067 thousand and NT$30,589 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. As of December 31, 2002 and 2003, rental and other receivables, recorded as receivables, were NT$12,386 thousand and NT$14,420 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

6.    Technology related fee and research and development

The Company entered into a patent and technology agreement with FDTC in 2003. In accordance with the agreement, the Company is required to pay NT$437,655 thousand as an initial fee and a fixed royalty fee for a four-year period. The initial fee was capitalized as intangible asset and amortized over the period of the contract, whereas the fixed fee is recorded as an research and development expense. AUO also signed a collective research and development contract with FDTC. In accordance with this contract, AUO pays a portion of certain R&D project expenses on joint TFT-LCD R&D projects. AUO paid NT$244,574 thousand for on-going royalty, R&D project expenses for the year ended December 31, 2003.

7.    Other

In 2001, Acer provided market promotion services to the Company for a fee (recorded as selling expense) in the amount of NT$51,948 thousand, which had been paid in full as of December 31, 2001.

Amounts paid to related parties for reimbursement of miscellaneous expenditures paid on behalf of the Company amounted to NT$36,722 thousand, NT$48,061 thousand and NT$160,247 thousand for the years ended December 31, 2001, 2002 and 2003, respectively.

As of December 31, 2002 and 2003, amounts due to related parties that resulted from the above purchases, acquisition of property, plant and equipment; lease agreements and operating expenses were as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Cando (note 1)	—	512,411	15,075
Novatek	473,144	245,159	7,213
FDTC	—	147,100	4,328
Others	87,461	114,361	3,364

	560,605	1,019,031	29,980

Note 1: As of December 31, 2002, amounts due to Cando was NT$186,286 thousand.

(21)    PLEDGED ASSETS

Assets pledged as collateral are summarized below:

		December 31,
Pledged assets	Pledged to secure	2002	2003
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks	Oil purchase, customs duties and guarantees for foreign workers	52,200	29,200	859
Building	Long-term borrowings	2,760,727	2,627,755	77,310
Machinery and equipment	Long-term borrowings, commercial paper payable and bonds payable	36,810,785	34,775,618	1,023,113

		39,623,712	37,432,573	1,101,282

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(22)    COMMITMENTS AND CONTINGENCIES

(a)    As of December 31, 2002 and 2003, the Company had the following outstanding letters of credit:

	December 31,
Currency	2002	2003
	(in thousands)
USD	18,820	32,529
JPY	724,191	4,013,617

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment from foreign suppliers. The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

(b)    Technical Service agreements

(i)	In accordance with a plasma display panel co-development agreement dated November 21, 1996, between the Company and the Industrial Technology Research Institute (“ITRI”), the Company is required to pay ITRI a fixed license fee and running royalty based on net sales for a five-year period from the start of contract. The fixed license fee was recorded as deferred technology royalty fee and is being amortized over the contract period of five years. This license expired in 2001 and has not been renewed.

(ii)	The Company entered into TFT-LCD technical transfer and co-development agreements with IBM in March 1998 and August 1999. In accordance with the agreements, the Company is required to pay IBM a fixed license fee and a percentage of net sales as a running royalty starting from the commercial production date. The fixed license fee was recorded as deferred technology royalty fee and is being amortized over the period of the contracts. In September 2002, the Company paid IBM a one time additional fee of NT$837,402 to replace all future royalty payments due under this agreement. This amount was capitalized and is being amortized over the remaining term of the related agreements.

(iii)	The Company entered into a technical cooperation agreement with Matsushita Electric Industrial Co., Ltd. to manufacture TFT-LCD modules in October 1998. In accordance with the agreement, the Company paid a fixed license fee upon the effective date, and a percentage of net sales as a running royalty starting from the commercial production date. The fixed license fee was record as deferred technology license and patent fees, and is being amortized over the period of the contract.

(iv)	In July 2000, the Company entered into a five-year product and process technology agreement for multi-domain vertical alignment technologies applicable to liquid crystal display modules with Fujitsu Limited. In accordance with the agreement, the Company paid of the licensed products. The fixed license fee was recorded as deferred fixed license and patent fees, and is being amortized over the contract period. This license expired in 2003 and has not been renewed.

(v)	As of December 31, 2003, the Company has entered into an agreement with Toppan Printing Co. Ltd.. The Company will pay running royalties based on the product volume of color filter used/sold.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

The details of the above capitalized technology fixed license and patents fees for product and process technology were as follows:

	December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Technology fixed license and patent fees	5,081,757	6,195,253	6,619,143	194,738
Less: accumulated amortization	(2,012,124)	(3,210,798)	(4,381,207)	(128,897)

	3,069,633	2,984,455	2,237,936	65,841

Amortization of capitalized technology fixed license and patent fees amounted to NT$887,351 thousand, NT$1,198,674 thousand and NT$1,170,409 thousand in 2001, 2002 and 2003, respectively.

(c)    Government grants

The Company entered into an agreement in December 2002 with the MOEA to obtain grants from MOEA for the “Full Color Active Matrix Organic Light Emitting Display Technology” research and develop project from December 1, 2002 to May 31, 2004. According to the agreement, the grants totaled NT$25,100 thousand. The Company has the legal ownership of the result of the project. For the years ended in December 31, 2002 and 2003, the grant from MOEA, recognized as non-operating income, amounted to NT$1,560 thousand and NT$12,780 thousand, respectively. The Company has committed NT$30,120 thousand to guarantee the completion of the project as of December 31, 2002 and 2003.

(d)    As of December 31, 2002 and 2003, outstanding commitments for purchase agreements for major machinery and equipment totaled NT$24,264,403 thousand and NT$35,671,785 thousand, respectively.

(e)    Operating leases agreements

The Company entered into land lease agreements with Min Tour Inc. and the Science Park Administration Bureau for a period of 14 to 15 years and 20 years, respectively. In accordance with the lease agreements, rental payments are subject to adjustment 5 percent each year or as the government reappraises the land value, respectively.

Future minimum lease payments as of December 31, 2003, under the existing non-cancelable agreements are:

Years	Minimum lease payments
NT$
(in thousands)
2004	161,728
2005	165,434
2006	169,325
2007	173,411
2008	177,700
After 2009	1,614,963

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Rental expense for operating leases amounted to NT$264,798 thousand, NT$231,548 thousand and NT$191,361 thousand in 2001, 2002 and 2003, respectively.

(f)    Litigation

(i)	In June 2002, Semiconductor Energy Laboratory Co., Ltd. (“SEL”) notified the Company that the Company’s manufacturing technologies had infringed its patents. On June 28, 2002, the Company received the official prosecution notice with SEL from the United States District Court of U.S.A. As of December 31, 2003, the Company has entered into an agreement with SEL in which SEL has withdrawn the pending litigation and the Company obtains the right to use the subject patents.

(ii)	Beginning March 2002, Sharp launched a series of legal proceedings with regards to alleged “patent infringement” against the Company’s customers in Tokyo District Court, requesting grant for a prohibition of importation and preliminary injunction of sale on the alleged infringing TFT-LCD products. Later on, Sharp also filed a lawsuit requesting damages. The Company’s customers had aggressively pleading the invalidity of the subject patents with the assistance of the Company, as a products merchant to assist downstream customers to respond to such lawsuits. On September 17, 2003, Sharp launched a civil complaint with regard to alleged patent infringement against the Company and its customers in the United States District Court of U.S.A. This litigation is still in the preliminary discovery phase. As of February 2, 2004, the Company believes that there solution of this litigation will not have a material effect on the Company’s results of operations of financial position.

To the Company’s knowledge, there are no other asserted or unasserted claims or litigation that could have or that have in the recent past, had any significant impact on its business results, financial condition ownership of assets and liabilities or results of operation.

(23)    SEGMENT INFORMATION

(a)    Industrial information

The Company consists of a single reportable operating segment, namely, the research, development, production and sale of TFT-LCDs, and other flat panel displays

(b)    Geographic information

Geographical breakdown of sales for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	28,685,638	40,091,288	44,557,727	1,310,907
The People’s Republic of China	636,084	18,341,517	35,234,213	1,036,605
Other (individually less than 10% of total net sales)	8,266,903	17,256,360	25,068,702	737,531

	37,588,625	75,689,165	104,860,642	3,085,043

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Sales are attributed to countries based upon the origin of the sales.

The long-lived assets relating to above geographic areas were as follows:

	December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	68,593,178	72,983,829	98,572,820	2,900,054
The People’s Republic of China	145,341	2,663,249	5,890,487	173,300
Other	717	3,452	2,994	88

	68,739,236	75,650,530	104,466,301	3,073,442

(c)    Major customer information

For the years ended December 31, 2001, 2002 and 2003, sales to individual customers representing greater than 10 percent of consolidated revenues were as follows:

	For the year ended December 31,
	2001		2002		2003
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
	(in thousands)
BenQ	6,696,443	18	5,823,413	8	1,534,748	45,153	2
BQS	—	—	9,922,932	13	18,781,418	552,557	18

Total net sales to major customers	6,696,443	18	15,746,345	21	20,316,166	597,710	20

(24)    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). A discussion of the material differences between US GAAP and ROC GAAP as they apply to the Company is as follows:

(a)    Business combination

AUO completed its merger with Unipac on September 1, 2001 through the issuance of 1,512,281 thousand common shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, all prior period consolidated financial statements of AUO have been restated to include the results of operations, financial position and cash flows of Unipac. Further, according to Republic of China Company Law, the excess of Unipac’s net assets over par value of the Company’s issued common stock for completion of the merger has been appropriated from unappropriated earnings and recorded as capital surplus. Under US GAAP, the merger has been accounted for as the acquisition of Unipac by the Company using the purchase method of accounting. Under purchase accounting, the aggregate purchase price

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 of NT$39,636,901 thousand was calculated based on the market value of the shares issued and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values. The market value of the shares was based on the average market price of the Company’s common shares over the five-day period before and after the terms of the acquisition were agreed upon and announced. The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac has been recorded as goodwill. The results of Unipac prior to the acquisition date of September 1, 2001 are excluded from the US GAAP results of operations.

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

AUO’s management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including valuation reports by third parties. The following table summarizes the fair value of the assets and liabilities of Unipac at the date of acquisition.

September 1, 2001
NT$
(in thousands)
Current assets	10,566,296
Long-term investments	38,767
Plant, property and equipment	30,568,067
Intangible assets	8,730,382
Goodwill	11,599,692
Other assets acquired	443,961

Total assets	61,947,165

Current liabilities	2,763,917
Long-term debt	18,615,702
Other liabilities	930,645

Total liabilities assumed	22,310,264

Net assets acquired	39,636,901

Of the NT$8,730,382 thousand of acquired intangible assets, NT$53,450 thousand was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with Financial Accounting Standard Board (FASB) Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” Those write-offs are included in research and development expenses. The remaining NT$8,676,932 thousand of acquired intangible assets has a weighted average useful life of approximately 88 months and no estimated residual value. Such intangible assets include large-size TFT-LCD panel’s product and process technology of NT$3,123,655 thousand and small and mid-size TFT-LCD panel’s product and

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 process technology of NT$5,553,277 thousand. The key technology for small and mid-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita Electric, Industrial Co., Ltd., (Matsushita), product technologies developed by Unipac and the three related patents.

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

The following summarized, unaudited pro forma results of operations for the year ended December 31, 2001 are presented as though the acquisition occurred at the beginning of the respective period (dollars in thousands except per share amounts):

For the year ended December 31, 2001
(in thousands)
Net sales	37,588,625
Net loss	(8,279,909)
Basic and diluted loss per share	(3.11)

The remaining purchase price of NT$11,599,692 thousand was allocated to goodwill. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, goodwill arising from purchase business combinations consummated after June 30, 2001 is not amortized but is tested for impairment. Amortization of goodwill is not deductible for tax purposes.

There were deferred tax assets of NT$652,960 thousand and related valuation allowance for deferred tax assets of NT$652,960 thousand and deferred tax liabilities of NT$680,849 thousands, respectively, which was recorded as part of the purchase accounting at September 1, 2001. As the Company continues to generate profits after 2002, the valuation allowance was released. In accordance with SFAS No. 109, the release of a valuation allowance of deferred tax assets that were created from a purchase accounting transaction results in a credit to goodwill rather that a benefit recorded in the income statement.

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

The Company performs tests of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of the

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 reporting unit with its carrying value, using different methodologies, including estimates of sales proceeds, appraisals, and market capitalization values. In 2002 and 2003, the Company tested goodwill for impairment. Based on these assessments, the Company concluded that goodwill was not impaired.

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

(b)    Compensation

(i)    Remuneration to directors and supervisors

The AUO’s articles of incorporation, which specify a remuneration amount upto 1% of annual distributable earnings to be paid to its directors and supervisors. Under ROC GAAP, such payments are charged directly to retained earnings in the period stockholders approve such payment.

Under US GAAP, such cash payments should be recorded as compensation expense in the period when the related services are rendered.

(ii)    Employee bonuses

Certain employees of AUO are entitled to bonuses in accordance with provisions of AUO’s articles of incorporation, which specify a bonus amount ranging from 5% to 10% of annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is charged to income in the year services are provided. Shares to be issued as part of these bonuses are recorded at fair value. Since the amount and form of the bonuses are not finally determinable until the stockholders’ meeting in the subsequent year, the total amount of the bonus is initially accrued based on the minimum cash value to be paid. Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized in the year of approval by the stockholders.

(c)    Equity method investments

In March 2003, the Company purchased a 20% ownership in FDTC, recording the investment at NT$436,271 thousand, and equity method goodwill of NT$240,179 thousand. The equity method goodwill will not be amortized in accordance with SFAS No. 142, but will be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired.

The Company held a 21% ownership interest in PixTech as of December 31, 2002. Under ROC GAAP, because the Company had no intention to hold PixTech’s stock for the long term, the investment in PixTech was recorded as a short-term investment and accounted for at the lower of aggregate cost or fair value with changes in fair value being reported in the consolidated statements of operations. Under US GAAP, the investment in PixTech was accounted for under the equity method.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

In 2002, the Company wrote off the value of its investment due to the other than temporary decline in investment value for both ROC GAAP and US GAAP. As a result, the December 31, 2002 US GAAP adjustment related to PixTech consists of the difference in the amount of the write off due to the different carrying amounts of this investment under both ROC GAAP and US GAAP.

As permitted under ROC GAAP, the Company recognizes its equity in income (loss) of Patentop and FDTC in the following year on a one-year lag basis. Under US GAAP, AUO recognizes its equity in the income (loss) of Patentop and FDTC in the current year on a current year basis.

(d)    Marketable securities

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market. Under US GAAP, equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Equity securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. The Company had no trading or held-to-maturity portfolios as of December 31, 2002 and 2003.

(e)    Provision for inventory obsolescence and devaluation

A provision for inventory obsolescence and devaluation is recorded when management determines that the market values of inventories are less than their cost basis. Under ROC GAAP, such provisions can be reversed in whole or in part if management further determines that the market values of inventories are greater than their cost basis. Under ROC GAAP, the Company recorded reversals of obsolescence and devaluation provisions of NT$0 thousand, NT$33,945 thousand and NT$0 thousand for the years ended December 31, 2001, 2002, and 2003, respectively. Under US GAAP, provisions for inventory obsolescence and devaluation become a permanent adjustment to the carrying amount of the specific inventory whose market values are less than their cost basis, as deemed by management. Obsolescence and devaluation provision adjustments are included as part of cost of goods sold under both US GAAP and ROC GAAP, however under US GAAP these provisions cannot be reversed once they are recorded.

(f)     Convertible bonds

When convertible bonds are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the bonds. Under US GAAP, beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital surplus. In connection with the Company’s issuance of convertible bonds in November 2001, the amount of the beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. As a result of allocating a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to capital surplus, a discount on the bonds was recognized. The discount resulting from such allocation is recognized as interest expense over the life of the convertible debt. The face amount of the convertible bonds was NT$10,000,000 thousand, and the discount recognized on the date of issuance resulting from the

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 beneficial conversion feature was NT$886,076 thousand. The effective interest rate of the bonds was approximately 6.0% and their carrying amount at December 31, 2002 and 2003 under US GAAP was NT$1,205,996 thousand, and NT$0 thousand, respectively.

(g)    Stock dividends paid

Under ROC GAAP, stock dividends paid are recorded at par value, with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 % of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The effect of this dividend would have decreased retained earnings and increased capital surplus for the years ended December 31, 2002 and 2003, by NT$0 and NT$2,087,193 thousand, respectively.

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

(j)    Derivative financial instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company also has exposure to changes in interest rates that affect its cash flows on long-term debt. The Company uses financial instruments, including derivatives such as foreign currency forward contracts and interest rate swaps, to reduce this exposure. Under ROC GAAP, the Company’s interest rate swaps are recorded at their unamortized premium, and the Company’s forward contracts are recorded at their spot value on the balance sheet date.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

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

After the adoption of SFAS No. 133, as amended, none of the Company’s existing derivatives meet the US GAAP hedge accounting criteria. All derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date are recognized in earnings for US GAAP purposes. In addition, the Company reclassified NT$9,377 thousand, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts in both 2002 and 2003. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of results of operations under US GAAP.

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

(n)    Income tax

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the available projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent as compared to US GAAP. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence, which is difficult to overcome with projections of future taxable income for the purpose of determining the valuation allowance. The Company suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, the Company did not use the projection of future taxable income in determining its net deferred tax asset valuation allowance prior to December 31, 2003. However as the Company continues to generate profits from 2003 onwards, more positive evidence is available that the use of available future taxable income projections in determining the size of the valuation allowance is appropriate. As a result, the Company released valuation allowance of NT$1,869,051 thousand in 2003.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Under a revised ROC tax rule effective on January 1, 1998, an additional 10 percent corporate income tax will be assessed on taxable income but only to the extent such taxable income is not distributed before the end of the following year. As a result, from January 1, 1998 to January 20, 2001, the undistributed income of the Company is subject to a corporate tax rate of 28 % and distributed income is taxed at 20%. Commencing from January 20, 2001, the undistributed and distributed income is subject to a corporate tax rate of 32.5% and 25%, respectively. Under ROC GAAP, the 10% tax on undistributed earnings is recognized as an expense at the date that stockholders resolve the amount of the earnings distribution. Under US GAAP, the Company measures its tax expense, including the tax effects of temporary differences, using the undistributed rate.

(o)    Earnings (loss) per share

Under ROC GAAP, basic earnings (loss) per share (EPS) are calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted EPS is calculated by taking basic EPS into consideration, plus additional common shares that would have been outstanding if the potential diluted shares had been issued. Net income would also be adjusted for the interest derived from any underlying diluted shares. The weighted-average outstanding shares are restated for stock dividends issued, employee bonus stock dividends issued, and transfers from retained earnings or capital surplus to common stock.

Under US GAAP, the calculation of basic and diluted EPS is substantially the same as compared to the calculation under ROC GAAP, except for shares issued for employee bonus are not restated. As a net loss has been reported in 2001, the diluted effects of the Company’s convertible bonds issued in November 2001 have not been considered for purposes of calculating diluted EPS. However, the diluted effects of the Company’s convertible bonds were included in the diluted EPS calculation for the years 2002 and 2003.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(p)    US GAAP reconciliations

1.	Reconciliation of consolidated net income (loss)

		For the year ended December 31,
		2001	2002	2003
		NT$	NT$	NT$	US$
		(in thousands except per share data)
Net income (loss), ROC GAAP		(6,710,230)	6,022,669	15,659,928	460,722
US GAAP adjustments:
(a)	Reversal of pooling-of-interests method of accounting	2,098,374	—	—	—
(b)	Recognition of purchase method of accounting
	—Charge-off of IP R&D	(53,450)	—	—	—
	—Amortization of intangible assets	(349,832)	(1,049,496)	(1,049,496)	(30,877)
	—Amortization of premium on bonds payable	23,883	60,268	36,687	1,079
	—Inventory	331,656	56,245	—	—
	—Depreciation	1,774	(240,365)	162,517	4,781
	—Deferred tax liabilities	—	—	680,849	20,031
(c)	Compensation
	—Remuneration to directors and supervisors	—	(54,204)	(70,470)	(2,073)
	—Employee bonuses
	—Accrual	—	(433,632)	(1,268,454)	(37,318)
	—Adjustment to fair value	(174,549)	—	(450,977)	(13,268)
(d)	Investment loss on long-term investment equity method	(83,559)	(79,731)	(163,376)	(4,807)
(e)	Investment gain (loss) in marketable securities	(54,924)	1,132,551	(34,877)	(1,026)
(f)	Provision for inventory obsolescence and devaluation	—	(33,945)	33,945	999
(g)	Accretion of interest expense resulting from beneficial conversion feature of convertible bonds	(13,993)	(106,454)	(18,507)	(544)
(h)	Depreciation on property, plant and equipment	(141,722)	(173,510)	(197,882)	(5,822)
(i)	Derivative financial instruments recorded at fair value	(158,679)	78,024	22,270	655
(j)	Cumulative effect of change in accounting principle, net of tax	(551)	—	—	—
(k)	Compensated absences accrual	(33,462)	(8,490)	(73,874)	(2,173)
(l)	Escalation adjustment of rent expense	(21,646)	(19,096)	(15,453)	(455)
(m)	Valuation allowance for deferred tax assets	—	—	1,869,051	54,988
Tax effect of US GAAP adjustments		—	(211,952)	593,545	17,462

Net income (loss), US GAAP		(5,340,910)	4,938,882	15,715,426	462,354

Basic earnings per share under US GAAP (in dollars)		(2.84)	1.29	3.68	0.11

Diluted earnings per share under US GAAP (in dollars)		(2.84)	1.25	3.65	0.11

Basic-Weighted-average number of shares outstanding (in thousands)		1,881,343	3,821,789	4,267,746	4,267,746

Diluted—Weighted-average number of shares outstanding (in thousands)		1,881,343	4,089,521	4,318,654	4,318,654

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

2.    Reconciliation of consolidated stockholders’ equity

		For the year ended December 31,
		2002	2003
		NT$	NT$	US$
		(in thousands)
Total stockholders’ equity, ROC GAAP		77,828,044	92,654,527	2,725,934
(a)	Recognition of purchase method of accounting
	—Goodwill	11,599,692	10,946,732	322,057
	—Intangible assets, net of amortization	6,296,974	5,247,478	154,383
	—Other assets	49,328	275,161	8,095
	—Other liabilities	(1,414,273)	(45,109)	(1,327)
(b)	Compensation
	—Remuneration to directors and supervisors	(54,204)	(70,470)	(2,073)
	—Employee bonuses
	—Accrual	(433,632)	(1,268,454)	(37,318)
(c)	Investment loss on long-term investment-equity method	(3,791)	(167,167)	(4,918)
(d)	Decrease in cumulative translation adjustment	(134)	5,877	173
(e)	Marketable securities	(592,651)	(78,012)	(2,295)
(f)	Provision for inventory obsolescence and devaluation	(33,945)	—	—
(g)	Beneficial conversion feature of convertible bonds	80,887	—	—
(h)	Property, plant and equipment	(415,215)	(613,097)	(18,037)
(i)	Derivative financial instruments recorded at fair value	(93,393)	(63,366)	(1,865)
(j)	Compensated absences accrual	(41,952)	(134,711)	(3,963)
(k)	Escalation adjustment of rent expense	(98,485)	(113,938)	(3,352)
(l)	Valuation allowance for deferred tax assets	(1,869,051)	—	—
	Tax effect of US GAAP adjustments	(211,952)	403,428	11,869

	Total stockholders’ equity, US GAAP	90,592,247	106,978,879	3,147,363

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(q)    US GAAP Consolidated Financial Statements

Consolidated Balance Sheets

December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003
	NT$	NT$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,957,194	17,962,082	528,452
Securities available for sale	3,087,194	2,728,410	80,271
Notes and accounts receivable, net	6,415,061	11,438,339	336,521
Receivables from related parties	3,646,403	5,522,640	162,478
Inventories	8,475,625	9,956,128	292,914
Prepayments and other current assets	1,386,466	722,399	21,253
Deferred tax assets	—	2,781,174	81,823

Total current assets	48,967,943	51,111,172	1,503,712

LONG-TERM INVESTMENTS:
Equity method	26,836	533,158	15,686
Cost method	46,586	185,329	5,452

	73,422	718,487	21,138

PROPERTY, PLANT AND EQUIPMENT:
Land	731,807	159,996	4,707
Buildings	10,948,338	14,205,819	417,941
Machinery and equipment	66,910,989	100,245,515	2,949,265
Leasehold improvements and other equipment	3,001,736	5,809,366	170,914

	81,592,870	120,420,696	3,542,827
Less: accumulated depreciation and amortization	(21,029,387)	(35,827,671)	(1,054,065)
Construction in progress	1,811,779	3,909,682	115,024
Prepayment for purchases of land and equipment	9,820,006	11,780,752	346,595

Net property, plant and equipment	72,195,268	100,283,459	2,950,381

Intangible assets
Goodwill	11,599,692	10,946,732	322,057
Other intangible assets, net of accumulated amortization of NT$4,155,886 and NT$6,375,791 as of December 31, 2002 and 2003, respectively	9,281,429	7,485,415	220,224

	20,881,121	18,432,147	542,281

OTHER ASSETS
Refundable deposits	1,018,127	1,154,925	33,978
Restricted cash in bank	52,200	29,200	859
Deferred charges and other	343,321	462,854	13,618
Assets held for sales	—	1,482,489	43,616
Deferred tax assets	—	230,933	6,794

Total other assets	1,413,648	3,360,401	98,865

Total assets	143,531,402	173,905,666	5,116,377

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Consolidated Balance Sheets—(Continued)

December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars except share data)

	2002	2003
	NT$	NT$	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	770,444	300,795	8,850
Accounts payable	11,131,568	22,149,503	651,648
Payables to related parties	560,605	1,019,031	29,980
Current installments of long-term borrowings	9,528,797	6,904,474	203,132
Accrued expenses and other current liabilities	2,532,039	4,748,232	139,695
Equipment and construction in progress payable	1,265,983	6,153,328	181,033

Total current liabilities	25,789,436	41,275,363	1,214,338

LONG-TERM BORROWINGS:
Long-term borrowings, excluding current installments	22,457,152	25,306,447	744,526
Long-term issuance of commercial paper, excluding current installments	1,287,611	—	—
Bonds and convertible bonds payable, excluding current installments	2,214,360	—	—

Total long-term borrowings	25,959,123	25,306,447	744,526

OTHER LIABILITIES:
Deferred tax liabilities	857,864	—	—
Accrued pension liabilities	120,168	163,967	4,825
Other	212,564	181,010	5,325

Total other liabilities	1,190,596	344,977	10,150

Total liabilities	52,939,155	66,926,787	1,969,014

COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS’ EQUITY:
Common stock, NT$10 par value; totaled 5 billion shares authorized;4,024,296 thousand and 4,352,237 thousand shares issued and outstanding at December 31, 2002 and 2003, respectively	40,242,957	43,522,372	1,280,446

Additional paid in capital	52,351,313	55,306,778	1,627,148

Retained earnings:
Legal reserve	—	602,267	17,719
Unappropriated retained earnings (accumulated deficits)	(708,475)	8,303,657	244,297

	(708,475)	8,905,924	262,016

Accumulated other comprehensive income (loss), net	(1,110,699)	(505,214)	(14,863)

Treasury stock at cost; 9,041 thousand and 12,000 thousand shares in 2002 and 2003, respectively.	(182,849)	(250,981)	(7,384)

Total stockholders’ equity	90,592,247	106,978,879	3,147,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	143,531,402	173,905,666	5,116,377

(Concluded)

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2001	2002	2003
	NT$	NT$	NT$	US$
Net sales	28,513,390	75,689,165	104,860,642	3,085,044
Cost of goods sold	31,491,129	66,197,062	84,940,895	2,498,996

Gross profit (loss)	(2,977,739)	9,492,103	19,919,747	586,048

Operating expenses:
Selling	224,996	537,361	1,288,314	37,903
General and administrative	811,778	1,729,485	2,813,857	82,785
Research and development	633,714	1,411,906	2,479,652	72,952

	1,670,488	3,678,752	6,581,823	193,640

Total operating income (loss)	(4,648,227)	5,813,351	13,337,924	392,408

Non-operating income:
Interest income	53,527	280,410	161,121	4,740
Gain on sale of investments	38,661	56,997	—	—
Foreign currency exchange gain, net	315,934	—	61,785	1,818
Other income	—	368,074	181,055	5,327

	408,122	705,481	403,961	11,885

Non-operating expenses and losses:
Interest expense	827,298	1,277,700	801,060	23,568
Investment loss recognized by equity method	83,559	90,206	177,825	5,232
Other and derivative loss	189,078	—	277,688	8,170

	1,099,935	1,367,906	1,256,573	36,970

Income (loss) before income tax and cumulative effect of change in accounting principle	(5,340,040)	5,150,926	12,485,312	367,323
Income tax provision (benefit)	(319)	(212,044)	3,230,114	95,031

Income (loss) before cumulative effect of change in accounting principle	(5,340,359)	4,938,882	15,715,426	462,354
Cumulative effect of accounting changes, net of tax	(551)	—	—	—

Net income (loss)	(5,340,910)	4,938,882	15,715,426	462,354

Basic earnings (loss) per common share (in dollars)	(2.84)	1.29	3.68	0.11
Dilution effect of convertible bonds (in dollars)	—	(0.04)	(0.03)	—

Diluted earnings (loss) per common share (in dollars)	(2.84)	1.25	3.65	0.11

Basic-Weighted average common shares outstanding (in thousands)	1,881,343	3,821,789	4,267,746	4,267,746

Diluted-Weighted average common shares outstanding (in thousands)	1,881,343	4,089,521	4,318,654	4,318,654

Cash dividends declared per common share (New Taiwan dollars)	—	—	0.50	0.01

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Comprehensive income

Years ended December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003
	NT$	NT$	US$
Net income	4,938,882	15,715,426	462,354

Other comprehensive income (loss) before tax:
Unrealized holding gains (loss) on securities available-for-sale	(1,751,156)	577,780	16,999
Foreign currency cumulative translation adjustment	18,477	(16,721)	(492)
Reclassification adjustments for securities sold	(36,360)	43,644	1,284
Amortization of fair value adjustment of interest rate swap	13,889	13,889	409

Other comprehensive income before income taxes and cumulative effect of change in accounting principle	(1,755,150)	618,592	18,200
Income tax benefit (expense)	34,937	(13,107)	(386)

Other comprehensive income (loss)	(1,720,213)	605,485	17,814

Comprehensive income	3,218,669	16,320,911	480,168

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and shares)

	Common shares (in thousands)	Capital Stock			Retained earnings		Accumulated other comprehensive income	Treasury stock	Total
		Common stock	Certificates exchangeable for common stock	Additional paid-in capital	Legal reserve	Unapproap- riated earnings (accumulated deficits), net
Balance at January 1, 2002	2,970,581	29,705,816	—	39,236,171	232,014	(9,645,200)	609,514	—	60,138,315
Issuance of common stock for cash	500,000	5,000,000	—	14,170,256	—	—	—	—	19,170,256
Convertible bonds converted to common stock	553,613	5,536,129	1,012	2,710,715	—	—	—	—	8,247,856
Transfer of legal reserve to unappropriated earnings	—	—	—	—	(232,014)	232,014	—	—	—
Transfer of capital surplus to unappropriated earnings	—	—	—	(3,765,829)	—	3,765,829	—	—	—
Net income	—	—	—	—	—	4,938,882	—	—	4,938,882
Purchase of treasury stock	—	—	—	—	—	—	—	(182,849)	(182,849)
Other comprehensive income, net of tax	—	—	—	—	—	—	(1,720,213)	—	(1,720,213)

Balance at January 1, 2003	4,024,194	40,241,945	1,012	52,351,313	—	(708,475)	(1,110,699)	(182,849)	90,592,247
Appropriation for legal reserve	—	—	—	—	602,267	(602,267)	—	—	—
Convertible bonds converted to common stock	83,988	839,878	(1,012)	417,295	—	—	—	—	1,256,161
Transfer of employees’ profit sharing to common stock	43,363	433,632	—	450,977	—	—	—	—	884,609
Transfer of retained earning to common stock	200,692	2,006,917	—	2,087,193	—	(4,094,110)	—	—	—
Cash dividend	—	—	—	—	—	(2,006,917)	—	—	(2,006,917)
Net income	—	—	—	—	—	15,715,426	—	—	15,715,426
Purchase of treasury stock	—	—	—	—	—	—	—	(68,132)	(68,132)
Other comprehensive income, net of tax	—	—	—	—	—	—	605,485	—	605,485

Balance at December 31, 2003	4,352,237	43,522,372	—	55,306,778	602,267	8,303,657	(505,214)	(250,981)	106,978,879

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars)

	2001	2002	2003
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(5,340,910)	4,938,882	15,715,426	462,354
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	551	—	—	—
Depreciation	5,562,586	11,912,829	15,028,830	442,155
Amortization of intangible assets, deferred charges and discounts	1,087,018	2,701,198	2,340,998	68,873
Write-off of in-process research and development assets	53,450	—	—	—
Loss (gain) on sale of investments and fixed assets	(38,661)	(61,370)	168,637	4,961
Unrealized exchange loss (gain)—net	(270,375)	348,155	(70,837)	(2,084)
Net change in fair value of derivative instruments	144,790	(78,024)	(22,270)	(655)
Provision for inventory devaluation and doubtful account	204,105	66,365	294,694	8,670
Non-cash compensation-employee bonuses	257,549	433,632	1,719,431	50,586
Investment loss recognized by equity method	83,559	90,206	177,825	5,232
Increase in notes and accounts receivable (including related parties)	(5,753,557)	(1,203,910)	(6,898,659)	(202,961)
Decrease (increase) in inventories	(1,579,699)	470,180	(1,770,744)	(52,096)
Decrease (increase) in prepayments and other current assets	21,078	(484,340)	662,702	19,497
Decrease (increase) in deferred tax assets (net)	—	211,953	(3,230,114)	(95,031)
Increase in notes and accounts payable (including related parties)	6,922,932	1,321,956	11,412,995	335,775
Increase (decrease) in accrued expenses and other current liabilities	(876,281)	548,859	1,399,103	41,162
Increase in accrued pension liabilities and others	24,928	10,973	59,252	1,743

Net cash provided by operating activities	503,063	21,227,544	36,987,269	1,088,181

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities available for sale	(12,031,644)	(9,500,815)	(7,801,640)	(229,527)
Proceeds from sales of securities available for sale	11,222,109	10,219,973	8,775,642	258,183
Acquisition of property, plant and equipment	(8,311,482)	(18,035,305)	(39,300,566)	(1,156,239)
Proceeds from disposal of long-term equity investment and fixed assets	3,445	78,719	10,954	322
Increase (decrease) in restricted cash in bank	(103,642)	97,342	23,000	677
Increase in intangible assets and deferred charges	(336,605)	(1,239,156)	(1,092,946)	(32,155)
Decrease (increase) in refundable deposits	3,319	(124,050)	(136,798)	(4,025)
Cash received from business acquisition	1,486,754	—	—	—
Increase in long-term equity investment	—	(46,586)	(817,013)	(24,037)

Net cash used in investing activities	(8,067,746)	(18,549,878)	(40,339,367)	(1,186,801)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	23,484,669	770,444	(469,649)	(13,817)
Repayment of short-term borrowings	(23,248,708)	(2,585,961)	—	—
Increase (decrease) in guarantee deposit and others	(44,416)	40,682	(21,980)	(647)
Increase in long-term borrowings	—	4,664,932	8,740,405	257,146
Repayment of long-term borrowing	(498,060)	(5,104,110)	(10,792,110)	(317,508)
Issuance of common stock for cash	3,300,000	19,170,256	—	—
Issuance of bonds payable	10,000,000	—	—	—
Purchase of treasury stock	—	(182,849)	(68,132)	(2,004)
Bond issuance cost	(7,219)	—	—	—
Cash dividend	—	—	(2,006,917)	(59,044)

Net cash provided by (used in) financing activities	12,986,266	16,773,394	(4,618,383)	(135,874)

Effect of exchange rate change on cash	5,205	9,866	(24,631)	(725)

Net increase (decrease) in cash and cash equivalents	5,426,788	19,460,926	(7,995,112)	(235,219)
Cash and cash equivalents at beginning of year	1,069,480	6,496,268	25,957,194	763,671

Cash and cash equivalents at end of year	6,496,268	25,957,194	17,962,082	528,452

Supplemental disclosures of cash flow information:
Cash paid for interest expenses	843,061	1,253,983	823,773	24,236

Cash paid (received) for income taxes	786	19,343	(15,581)	(458)

Non-cash investing and financing activities:
Acquisition of business:
Fair value of assets acquired, other than cash	(60,460,411)	—	—	—
Liabilities assumed	22,310,264	—	—	—
Common stock issued	39,636,901	—	—	—

Net cash received from acquired business	1,486,754	—	—	—

Convertible bonds applying for conversion	—	8,247,856	1,256,161	37,553

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(25)    ADDITIONAL US GAAP DISCLOSURE

(a)    Securities available for sale

The Company holds marketable equity securities that are classified as available-for-sale securities. Information on available-for-sale securities held at each balance sheet date is as follows:

	Cost	Fair value	Total unrealized gains	Total unrealized losses
	NT$	NT$	NT$	NT$
	(in thousands)
As of December 31, 2002	4,221,318	3,087,194	13,901	(1,148,025)
As of December 31, 2003	3,241,108	2,728,410	26,776	(539,472)

Under ROC GAAP, fair value is determined by the average price for one month before the balance sheet date; however, under US GAAP, fair value is determined as of the balance sheet date.

The estimated fair value and gross unrealized losses of the Company’s marketable equity securities with gross unrealized losses at December 31, 2003, all of which have been in a continuous unrealized loss position for twelve months or longer, amounted to NT$1,603,121 and NT$(539,472) thousand, respectively. Such marketable securities are comprised of an investment in a Taiwanese global semiconductor foundry company. The cause of the impairment related to this investment is directly related to the global downturn in the foundry business cycle that occurred in 2001, and continued throughout 2003. As of December 31, 2003, the Company has determined that the impairment is temporary based on its assessment of the characteristics of the investment, including the historical business cycles that impact the valuations of businesses in the semiconductor industry.

Information on sales of available-for-sale equity securities for the years ended December 31, 2002 and 2003 is as follows. The costs of the securities sold were determined on a weighted average basis.

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$	NT$	NT$
	(in thousands)
For the year ended December 31, 2001	12,465,482	42,652	—
For the year ended December 31, 2002	10,219,973	20,638	—
For the year ended December 31, 2003	8,775,642	37,439	—

(b)    An analysis of the allowance for doubtful accounts, and sales return and discount follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales return and discount:
Balance at beginning of year	17,527	98,762	131,293	3,863
Provision charged to operations	81,235	229,854	18,234	536
Write-offs	—	(197,323)	(22,686)	(667)

Balance at end of year	98,762	131,293	126,841	3,732

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(c)    Pension Related Benefits

Using appropriate actuarial methods and assumptions, the Company accounts for its defined benefit pension plan in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” In 2003, the Company adopted SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans. This statement did not change the measurement or recognition of those plans required by SFAS No. 87, or SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

One of the principal assumptions used to calculate net periodic pension cost is the expected long-term rate of return on plan assets. The expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate the actual long-term returns.

The discount rate assumptions used to account for pension plans reflect the rates available on high-quality, fixed-income debt instruments on December 31 of each year. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company based upon annual review.

Total expense for the Company’s defined benefit pension plan amounted to NT$ 30,987 thousand in 2001, NT$ 60,865 thousand in 2002 and NT$ 101,010 (US$ 2,972) thousand in 2003.

The Company uses a measurement date of December 31 for its plan.

1.    Obligation and funded status:

The following table sets forth the change in benefit obligations for our pension plan:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Projected benefit obligation at beginning of year	174,206	298,743	8,789
Service cost	59,361	96,330	2,834
Interest cost	7,839	11,203	330
Actuarial loss	57,337	28,391	835

Projected benefit obligation at end of year	298,743	434,667	12,788

The accumulated benefit obligation for our pension plan was NT$100,932 thousand and NT$140,943 thousand at December 31, 2002 and 2003, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

The following table sets forth the change in the fair value of plan assets for our pension plan:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Fair value of plan assets at beginning of year	102,927	159,540	4,694
Actual return on plan assets	4,086	1,344	39
Actual contribution	52,527	58,058	1,708

Fair value of plan assets at end of year	159,540	218,942	6,441

Plan assets only contain a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Company Law. The Company contributes an amount equal to 2% of salaries paid every month to the Fund (required by law).The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China.

The pension amounts recognized in our balance sheets are as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(139,203)	(215,725)	(6,347)
Unrecognized transition obligation	7,362	6,890	203
Unrecognized gain	11,673	44,868	1,320

Accrued liability	(120,168)	(163,967)	(4,824)

	December 31,
	2002	2003
	NT$	NT$	US$
	(in thousands)
Accrued benefit liability	(110,271)	(120,168)	(3,535)
Net Periodic pension cost	(60,865)	(101,010)	(2,972)
Actual contribution	52,527	58,058	1,708
Other	(1,559)	(847)	(25)

Accrued liability	(120,168)	(163,967)	(4,824)

2.    Components of net periodic benefit cost:

Net periodic benefit cost for our pension plan consists of the following:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	28,914	59,361	96,330	2,834
Interest cost	4,777	7,839	11,203	330
Expected return on plan assets	(3,970)	(5,631)	(6,995)	(206)
Amortization of net transition cost	1,266	472	472	14
Recognized net actuarial loss	—	(1,176)	—	—

Net periodic benefit cost	30,987	60,865	101,010	2,972

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

3.    Assumptions

The weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2001	2002	2003
Discount rate	4.5%	3.75%	3.5%
Rate of increase in compensation levels	5%	5%	5%

The weighted-average assumptions used in computing net periodic benefit cost are as follows:

	For the year ended December 31,
	2001	2002	2003
Discount rate	6%	4.5%	3.75%
Rate of increase in compensation levels	5%	5%	5%
Expected long-term rate of return on plan assets	6%	4.5%	3.75%

4.    Contributions:

The Company contributed NT$58,059 thousand to the pension plan in 2003, and anticipates contributing up to an additional NT$58,000 thousand to this plan in 2004.

(d)    Income taxes

1.    The components of provision for income tax are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
		NT$	NT$	US$
	(in thousands)
Current income tax expense	319	91	—	—
Deferred income tax expense (benefit)	—	211,953	(3,230,114)	(95,031)

	319	212,044	(3,230,114)	(95,031)

The differences between income tax expense (benefit) based on the statutory undistributed income tax rate of 32.5% and the income tax expense (benefit) as reported in the accompanying consolidated financial statements for 2001, 2002 and 2003, respectively, are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense	(1,735,513)	1,674,051	4,057,726	119,380
Effect of tax rate change	1,583	—	—	—
Investment tax credits	(1,999,555)	(1,366,336)	(4,655,687)	(136,972)
Change in valuation allowance	3,634,034	(13,095)	(1,776,796)	(52,274)
Tax exemption	—	(304,486)	(1,417,973)	(41,717)
Employee stock bonus	—	140,930	558,815	16,440
Other	99,770	80,980	3,801	112

Income tax expense (benefit)	319	212,044	(3,230,114)	(95,031)

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

2.    The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2002	2003
	NT$	NT$	US$
		(in thousands)
Deferred tax assets:
Inventories	139,177	164,642	4,844
Unrealized loss and expenses	173,329	209,813	6,173
Unrealized sales profits	—	433,227	12,746
Overseas investment loss under the equity method	299,140	144,965	4,265
Investment tax credits	7,806,639	9,714,038	285,791
Net operating loss carryforwards	—	777,968	22,888
Other	147,634	198,284	5,833

Gross deferred tax assets	8,565,919	11,642,937	342,540
Valuation allowance	(6,495,160)	(5,439,639)	(160,036)

Net deferred tax assets	2,070,759	6,203,298	182,504

Deferred tax liabilities:
Difference between the carrying amounts and the tax basis of accumulated depreciation	(855,818)	(1,483,925)	(43,658)
Tax effect on fair value attributed to intangible assets resulting from combination of Unipac	(2,046,517)	(1,705,430)	(50,174)
Others	(26,288)	(1,836)	(55)

Total deferred tax liabilities	(2,928,623)	(3,191,191)	(93,887)

Net deferred tax assets (liabilities)	(857,864)	3,012,107	88,617

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not the Company will realize the benefits of its deductible differences, net of the existing valuation allowance at December 31, 2003.

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

(e)    Non-derivative financial instruments

As of December 31, 2002 and 2003, the carrying amounts of non-derivative financial instruments approximated fair values were as follows:

	December 31, 2002
	Fair value		Carrying amount
	NT$	US$	NT$	US$
	(in thousands)
Assets:
Securities available for sales	3,087,194	88,968	3,087,194	88,968
Long-term investment
Fair value (available)	10,000	288	10,000	288
Fair value (not available)	—	—	63,422	1,828
Liabilities:
Bond payable	2,086,635	60,134	2,041,051	58,820
Convertible bond payable	1,612,926	46,482	1,205,996	34,755

	December 31, 2003
	Fair value		Carrying amount
	NT$	US$	NT$	US$
	(in thousands)
Assets:
Securities available for sales	2,728,470	80,801	2,728,410	80,271
Long-term investments
Fair value (available)	17,490	515	10,000	294
Fair value (not available)	—	—	708,487	20,844
Liabilities:
Bond payable	1,035,813	30,474	1,008,364	29,666

(f)    Property, plant and equipment

As of December 31, 2002 and 2003, the components of property, plant and equipment are summarized as follows:

	December 31, 2002
	Cost	Accumulated depreciation and amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Land	731,807	—	731,807
Buildings	10,948,338	(1,498,976)	9,449,362
Machinery and equipment	66,910,989	(17,899,763)	49,011,226
Leasehold improvements and other equipment	3,001,736	(1,630,648)	1,371,088
Construction in progress	1,811,779	—	1,811,779
Prepayment for purchases of land and equipment	9,820,006	—	9,820,006

	93,224,655	(21,029,387)	72,195,268

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

	December 31, 2003
	Cost	Accumulated depreciation and amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Land	159,996	—	159,996
Buildings	14,205,819	(1,712,533)	12,493,286
Machinery and equipment	100,245,515	(31,664,665)	68,580,850
Leasehold improvements and other equipment	5,809,366	(2,450,473)	3,358,893
Construction in progress	3,909,682	—	3,909,682
Prepayment for purchases of land and equipment	11,780,752	—	11,780,752

	136,111,130	(35,827,671)	100,283,459

(g)    The net changes in accumulated other comprehensive income (loss):

	December 31, 2000	Implementa- tion of SFAS No.133 on January 1, 2001	For the year ended December 31, 2001		December 31, 2001
			Net changes in fair values	Reclassifica- tions of net gains (losses) to earnings
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Unrealized holding gains (losses) on securities available for sale	1,120	—	692,754	(40,482)	653,392
Derivative and hedging activities-interest rate swap	—	(45,833)		13,889	(31,944)
Foreign currency cumulative translation adjustment	1,215		7,325	—	8,540

	2,355	(45,833)	700,079	(26,593)	629,988
Income tax effect	—	14,896	(35,443)	73	(20,474)

Total	2,335	(30,937)	664,636	(26,520)	609,514

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

	December 31, 2001	For the year ended December 31, 2002		December 31, 2002
		Net changes in fair values	Reclassifica- tions of net gains (losses) to earnings
	NT$	NT$	NT$	NT$
	(in thousands)
Unrealized holding gains (losses) on securities available for sale	653,392	(1,751,156)	(36,360)	(1,134,124)
Derivative and hedging activities-interest rate swap	(31,944)	—	13,889	(18,055)
Foreign currency cumulative translation adjustment	8,540	18,477	—	27,017

	629,988	(1,732,679)	(22,471)	(1,125,162)
Income tax effect	(20,474)	38,905	(3,968)	14,463

Total	609,514	(1,693,774)	(26,439)	(1,110,699)

	December 31, 2002	For the year ended December 31, 2003		December 31, 2003
		Net changes in fair values	Reclassifica- tions of net gains (losses) to earnings
	NT$	NT$	NT$	NT$
	(in thousands)
Unrealized holding gains (losses) on securities available for sale	(1,134,124)	577,780	43,644	(512,700)
Derivative and hedging activities-interest rate swap	(18,055)	—	13,889	(4,166)
Foreign currency cumulative translation adjustment	27,017	(16,721)	—	10,296

	(1,125,162)	561,059	57,533	(506,570)
Income tax effect	14,463	2,823	(15,930)	1,356

Total	(1,110,699)	563,882	41,603	(505,214)

There is no tax effects on realized or unrealized gains (losses) on securities since capital gains and losses on Republic of China securities are not taxable in Taiwan.

(h)    As of December 31, 2003, aggregate amounts of long-term debt maturing during the next five years and thereafter are as follows:

NT$
(in thousands)
2004	6,904,474
2005	7,160,811
2006	7,400,252
2007	7,657,996
2008	1,234,956
Thereafter	1,852,432

Total	32,210,921

EXHIBIT INDEX

Exhibits	Description

1.1	Articles of Incorporation (in Chinese, with English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.1	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. And Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.2	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Joint Research and Development and Cost Sharing Agreement by and between FDTC and AU Optronics Corp., for joint research and development of TFT-LCD technologies, dated March 10, 2003 (incorporated herein by reference to Exhibit 4(h) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.5	Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(m) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.10	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

Exhibits	Description

4.11	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.12	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.13	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

31.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

31.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.