Form 20-F/A
period 2003-12-31
AU OPTRONICS CORP
filed 2004-05-07
CIK 1172494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”). On September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation (“Unipac”), an affiliate of United Microelectronics Corporation (“UMC”). Under ROC GAAP, the merger of Unipac has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of our company and Unipac. In contrast, under generally accepted accounting principles in the United States, or U.S. GAAP, the merger of Unipac has been accounted for as the acquisition of Unipac by our company under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the shares we issued to Unipac shareholders in connection with the merger plus related acquisition costs. Such acquisition cost has been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under U.S. GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

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

	Year Ended and As of December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
ROC GAAP
Net sales	5,816.5	25,583.2	37,588.6	75,689.2	104,860.6	3,085.0
Cost of goods sold	4,775.1	20,737.5	40,373.6	63,606.2	81,398.8	2,394.8

Gross profit (loss)	1,041.4	4,845.7	(2,785.0)	12,083.0	23,461.8	690.2
Operating expenses	1,957.9	3,724.2	3,505.7	4,369.1	7,217.0	212.3

Operating income (loss)	(916.5)	1,121.5	(6,290.7)	7,713.9	16,244.8	477.9
Non-operating income	571.8	1,640.2	704.0	541.8	530.8	15.6
Non-operating expenses and losses	305.2	825.3	1,157.8	2,232.9	1,202.4	35.3

Income (loss) before income tax	(649.9)	1,936.4	(6,744.5)	6,022.8	15,573.2	458.2
Income tax benefit (expense)	1,267.8	926.3	34.3	(0.1)	86.7	2.5

Net income (loss)	617.9	2,862.7	(6,710.2)	6,022.7	15,659.9	460.7

Weighted average shares outstanding—Basic	2,046.0	2,736.8	3,044.5	3,861.1	4,289.4
Weighted average shares outstanding—Diluted	2,046.0	2,736.8	3,044.5	4,131.6	4,340.3
Earnings (loss) per share—Basic	0.30	1.05	(2.21)	1.56	3.65	0.11
Earnings (loss) per share—Diluted	0.30	1.05	(2.21)	1.49	3.61	0.11
Earnings (loss) per ADS equivalent—Basic	3.02	10.46	(22.06)	15.60	36.51	1.07
Earnings (loss) per ADS equivalent—Diluted	3.02	10.46	(22.06)	14.89	36.14	1.06

	Year Ended and As of December 31,
	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Balance Sheet Data:
ROC GAAP
Current assets	18,736.6	19,221.0	30,515.7	49,830.0	50,682.3	1,491.1
Long-term investments—equity method	631.0	50.9	48.6	37.7	701.5	20.6
Long-term investments—cost method	—	—	—	46.6	185.3	5.5
Property, plant and equipment	29,498.1	60,695.4	65,669.6	71,045.3	100,552.5	2,958.3
Intangible assets	3,537.1	3,618.4	3,069.6	2,984.5	2,237.9	65.8
Other assets	3,629.0	3,821.2	4,096.9	5,227.3	3,711.3	109.2
Total assets	56,031.8	87,406.9	103,400.4	129,171.4	158,070.8	4,650.5
Current liabilities	6,008.7	14,707.5	19,495.4	25,204.3	39,789.6	1,170.7
Long-term borrowings	10,094.8	29,818.4	39,877.8	26,027.6	25,306.4	744.5
Other liabilities	27.0	115.8	79.9	111.4	320.3	9.4
Total liabilities	16,130.5	44,641.7	59,453.1	51,343.4	65,416.3	1,924.6
Capital stock	23,849.5	23,849.5	29,705.8	40,243.0	43,522.4	1,280.4
Total stockholders’ equity	39,901.3	42,765.2	43,947.3	77,828.0	92,654.5	2,725.9
Other Financial Data:
ROC GAAP
Gross margin(2)	17.9%	18.9%	(7.4)%	16.0%	22.4%
Operating margin(3)	(15.8)%	4.4%	(16.7)%	10.2%	15.5%
Net margin(4)	10.6%	11.2%	(17.9)%	8.0%	14.9%
Capital expenditures	22,008.2	36,901.6	13,987.3	18,035.3	39,300.6	1,156.2
Depreciation and amortization	1,555.2	5,741.3	8,880.3	12,989.9	16,294.6	479.4
Cash dividend paid	—	—	—	—	2,006.9	59.0
Cash flows from operating activities	(205.0)	2,796.5	1,215.8	20,821.7	37,041.5	1,089.8
Cash flows from investing activities	(27,225.1)	(36,652.1)	(15,299.5)	(18,125.0)	(40,339.4)	(1,186.8)
Cash flows from financing activities	32,329.2	27,471.8	16,779.5	16,754.3	(4,672.6)	(137.5)

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

	Year Ended and As of December 31,
	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
U.S. GAAP
Net sales	14,839.8	28,513.4	75,689.2	104,860.6	3,085.0
Cost of goods sold	12,562.8	31,491.1	66,197.1	84,940.9	2,499.0

Gross profit (loss)	2,277.0	(2,977.7)	9,492.1	19,919.7	586.0
Operating expenses	1,507.9	1,670.5	3,678.7	6,581.8	193.6

Operating income (loss)	769.1	(4,648.2)	5,813.4	13,337.9	392.4
Non-operating income	289.9	408.1	705.4	404.0	11.9
Non-operating expenses and losses(1)	405.0	1,100.5	1,367.9	1,256.6	37.0

Income (loss) before income tax	654.0	(5,340.6)	5,150.9	12,485.3	367.3
Income tax benefits (expenses)	—	(0.3)	(212.0)	3,230.1	95.1

Net income (loss)	654.0	(5,340.9)	4,938.9	15,715.4	462.4

Weighted average shares outstanding—Basic	1,154.0	1,881.3	3,821.8	4,267.7
Weighted average shares outstanding—Diluted	1,154.0	1,881.3	4,089.5	4,318.7
Earnings (loss) per share—Basic	0.57	(2.84)	1.29	3.68	0.11
Earnings (loss) per share—Diluted	0.57	(2.84)	1.25	3.65	0.11
Earnings (loss) per ADS equivalent—Basic	5.67	(28.39)	12.92	36.82	1.08
Earnings (loss) per ADS equivalent—Diluted	5.67	(28.39)	12.53	36.47	1.07
Balance Sheet Data:
U.S. GAAP
Current assets	7,992.2	30,955.9	48,967.9	51,111.2	1,503.7
Investments in equity-method investees	—	117.2	26.8	533.2	15.6
Investments in cost-method investees	—	—	46.6	185.3	5.5
Property, plant and equipment	31,681.9	65,592.0	72,195.3	100,283.5	2,950.4
Goodwill	—	11,599.7	11,599.7	10,946.7	322.1
Other intangible assets—net	2,444.6	10,416.1	9,281.4	7,485.4	220.2
Other assets	948.5	1,333.3	1,413.7	3,360.4	98.9
Total assets	43,067.2	120,014.2	143,531.4	173,905.7	5,116.4
Current liabilities	5,502.1	19,676.4	25,789.5	41,275.4	1,214.3
Long-term borrowings	16,627.6	39,054.8	25,959.1	25,306.4	744.5
Other liabilities	65.8	1,144.7	1,190.6	345.0	10.2
Total liabilities	22,195.5	59,875.9	52,939.2	66,926.8	1,969.0
Total stockholders’ equity	20,871.7	60,138.3	90,592.2	106,978.9	3,147.4

	Year Ended and as of December 31,
	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Other Financial Data:
U.S. GAAP
Gross margin(2)	15.3%	(10.4)%	12.5%	19.0%
Operating margin(3)	5.2%	(16.3)%	7.7%	12.7%
Net margin(4)	4.4%	(18.7)%	6.5%	15.0%
Capital expenditures	18,140.2	8,311.5	18,035.3	39,300.6	1,156.2
Depreciation and amortization	3,285.3	6,649.6	14,614.0	17,369.8	511.0
Cash flows from operating activities	2,342.2	503.1	21,227.5	36,987.3	1,088.2
Cash flows from investing activities	(19,602.9)	(8,067.7)	(18,549.9)	(40,339.4)	(1,186.8)
Cash flows from financing activities	15,234.2	12,986.3	16,773.4	(4,618.4)	(135.9)

(1)	Includes the cumulative effect of an accounting change of NT$0.6 million, net of tax in 2001.
(2)	Gross margin is calculated by dividing gross profit by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

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

We experienced a net loss in 2001 due principally to a higher than expected decline in the average selling prices of our products and lower utilization rate at our facilities caused by an oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002 and 2003, we cannot assure you that we will be profitable in 2004 or beyond.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be negatively affected by:

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we expand our production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	changes in end users’ spending patterns;

•	the rescheduling and cancellation of large orders;

•	our customers’ adjustments in their inventory; and

•	natural disasters, such as typhoons, fires and earthquakes, and industrial accidents, as well as geo-political instability as a result of terrorism.

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

Our results of operations may be adversely affected if we cannot introduce new products on a timely basis or if our new products do not gain market acceptance.

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

Our net sales and results of operations may suffer if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for computer products.

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 85.2%, 88.3% and 85.2% of our net sales in 2001, 2002 and 2003, respectively. Demand for our panels for computer products is affected by a number of factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing cathode ray tube monitors. The rate of substitution of TFT-LCD monitors for cathode ray tube monitors may be affected by a general slowdown in the global economy or a change in price which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers, such as the slowdown in the industry in 2001 and 2002, could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not grow as expected, our business prospects and results of operations may suffer.

Although panels for use in LCD television and consumer electronics products accounted for a small percentage of our net sales in 2003, we believe that such end-use markets present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional cathode ray tube televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional cathode ray tube televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we have expected, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

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

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the TFT-LCD industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. The inability to adjust production costs or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

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

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

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

We also face competition from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of price to performance ratio. If alternative display technologies gain a larger market share in the market for large-size television, our business prospects may be adversely affected.

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

Our businesses and operations and our future expansion or investment plans in the PRC are subject, to a significant degree, to the political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has indicated publicly that it may change its monetary policy to tighten the extension of credit and discourage investments, particularly in certain industries such as real estate and construction. This change in policy may have an adverse effect on our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

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

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2003, approximately 93.6% of our net sales was denominated in U.S. dollars. During the same period, approximately 36.4%, 28.3% and 34.9% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2003, approximately 24.2%, 54.6% and 17.5% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

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

Our issuance of stock bonuses to employees may have a dilutive effect on our ADSs.

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

Future sales of securities by us, our executive officers, directors, supervisors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of May 4, 2004, we had an aggregate of 4,352,237,241 shares issued and outstanding which were freely tradable, except for 12,000,000 shares of our treasury shares and 63,549,363 shares which were subject to lock-up limitations imposed on directors and supervisors by the Taiwan Stock Exchange. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A.    History and Development of the Company

We were incorporated as Acer Display Technology, Inc., or Acer Display, under the laws of the ROC as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000. On September 1, 2001, we completed a merger with Unipac pursuant to a merger agreement dated April 9, 2001, as amended by a supplemental agreement dated May 15, 2001. We changed our name to AU Optronics Corp. on May 22, 2001. Prior to the merger, Acer Display was primarily involved in the design, development, production and marketing of large-size TFT-LCD panels and Unipac was primarily involved in the design, production and marketing of both small-size and large-size TFT-LCD panels.

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

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B.    Business Overview

Introduction

We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products, such as notebook computers and desktop monitors, consumer electronics products, such as digital cameras, digital camcorder, car television, car navigation systems and portable DVD players, as well as for LCD television.

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ, Compal and Lite-On Technology. BenQ is a shareholder of our company, and held 14.38% of our outstanding shares as of May 1, 2004. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab and we now operate two fifth-generation fabs. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our fifth-generation fabs are capable of processing substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, compared to our fourth-generation fab that is capable of processing substrates with dimensions of up to 680 x 880 millimeters. We are in the process of establishing a sixth-generation fab that is designed to process substrates with dimensions of up to 1,500 x 1,850 millimeters.

We commenced mass production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5-, fourth- and fifth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate two fifth-generation fabs that commenced commercial production in March 2003 and February 2004, respectively. Our existing operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

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

Desktop Monitors.    We commenced commercial production of desktop monitor panels in the first quarter of 2000. Our sales of desktop monitor panels, as a percentage of our net sales, increased from 40.0% in 2001 to 58.7% in 2002 and 64.2% in 2003. We expect that our sales of desktop monitor panels will continue to grow in 2004, primarily as a result of our capacity expansion and demand growth due to the trend toward the bundling of TFT-LCD monitors with new computers and the substitution effect of purchasers replacing cathode ray tube monitors with TFT-LCD monitors.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. 15-inch panels were most commonly produced for desktop monitors in 2002. In 2003, unit sales of our panels for desktop monitors was approximately 8.1 million, of which a significant portion was accounted for by 15- and 17-inch panels. In 2003, our net sales accounted for by panels for desktop monitors was approximately NT$67.3 billion, of which a significant portion was accounted for by 15- and 17-inch panels. We expect 17-inch panels will become one of the most commonly produced desktop monitor sizes in 2004 as more fifth-generation fabs are ramped up.

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

LCD Television

Our panels for LCD television consist of display panels with panel size of 14 inches or above. We commenced commercial production of display panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television products consists of 14- to 46-inch panels. We believe that our sales of panels for LCD television will continue to grow in 2004, primarily as a result of our capacity expansion at our fifth-generation fabs and expected demand growth for LCD television, while we expect selling prices of display panels for LCD television continue to decline.

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

Results of Operations

The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	107.4	84.0	77.6

Gross profit (loss)	(7.4)	16.0	22.4

Operating expenses	9.3	5.8	6.9
Selling	1.2	0.7	1.4
General and administrative	3.2	2.1	2.3
Research and development	4.9	3.0	3.2

Operating income (loss)	(16.7)	10.2	15.5

Net non-operating income (loss)	(1.2)	(2.2)	(0.6)

Income (loss) before income tax	(17.9)	8.0	14.9
Income tax benefit (expenses)	0.1	(0.0)	0.0

Net income (loss)	(17.8)	8.0	14.9

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

Operating Expenses

Operating expenses increased 65.2% to NT$7,217.0 million (US$212.3 million) in 2003 from NT$4,369.1 million in 2002. As a percentage of net sales, operating expenses increased to 6.9% in 2003 from 5.8% in 2002. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2003. Selling expenses increased 168.3% to NT$1,395.0 million (US$41.0 million) in 2003 from NT$520.0 million in 2002, primarily due to increases in selling commissions, transportation costs and marketing expenses as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.3% in 2003 from 0.7% in 2002. Administrative expenses increased 50.7% to NT$2,435.6 million (US$71.7 million) in 2003 from NT$1,616.0 million in 2002, primarily as a result of the ramp-up costs at our fifth-generation fabs prior to mass production at such facilities. General and administrative expenses as a percentage of net sales increased slightly to 2.3% in 2003 from 2.1% in 2002. Research and development expenses increased 51.6% to NT$3,386.4 million (US$99.6 million) in 2003 from NT$2,233.1 million in 2002, primarily due to the additional expenses for the development of advanced process and product technologies. Research and development expenses as a percentage of net sales increased to 3.2% in 2003 from 3.0% in 2002.

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

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations(1)	32,198.6	6,892.1	13,943.8	8,892.8	2,469.9
Operating lease obligations(2)	2,462.6	161.7	334.8	351.1	1,615.0
Purchase obligations(3)	36,999.9	36,999.9	—	—	—
Other long-term liabilities reflected on the company’s balance sheet under ROC GAAP	30.1	30.1	—	—	—

Total	71,691.2	44,083.8	14,278.6	9,243.9	4,084.9

(1)	Includes principal payment obligations only, as our interest obligations relating to the majority of our long-term debt are floating rate obligations.
(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.
(3)	Include purchase orders for the machinery and equipment at our fabs. We have already begun to place orders related to the installation of machinery and equipment at our new fifth-generation fabs, together with the color filter production facilities housed at such fabs. As of December 31, 2003, we had made commitments of approximately NT$28.1 billion (US$826.7 million), primarily relating to the fifth-generation fabs and color filter production, and approximately NT$1.5 billion (US$44.1 million), relating to the sixth-generation fabs, which commitments may be cancelled subject to the payment of certain penalties.

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

	For the Year Ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
	(in millions, except per share data)
Net income (loss) in accordance with
ROC GAAP	(6,710.2)	6,022.7	15,659.9	460.7
U.S. GAAP	(5,340.9)	4,938.9	15,715.4	462.4
Shareholders’ equity in accordance with
ROC GAAP	43,947.3	77,828.0	92,654.5	2,725.9
U.S. GAAP	60,138.3	90,592.2	106,978.9	3,147.4
Cash flows from operating activities in accordance with
ROC GAAP	1,215.8	20,821.7	37,041.5	1,089.8
U.S. GAAP	503.1	21,227.5	36,987.3	1,088.2
Cash flows from investing activities in accordance with
ROC GAAP	(15,299.5)	(18,125.0)	(40,339.4)	(1,186.8)
U.S. GAAP	(8,067.7)	(18,549.9)	(40,339.4)	(1,186.8)
Cash flows from financing activities in accordance with
ROC GAAP	16,779.5	16,754.3	(4,672.6)	(137.5)
U.S. GAAP	12,986.3	16,773.4	(4,618.4)	(135.9)

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

We have a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Our accrued pension cost for the year ended December 31, 2003 was NT$101.9 million (US$3.0 million). See note 15 of notes to consolidated financial statements.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381 6288. The transfer agent and registrar for our ADS is Citibank, N.A., 111 Wall Street, 20th Floor, New York, New York 10043, USA; telephone number: 1-877-248-4237.

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

Date: May 7, 2004

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

Date: May 7, 2004

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

Date: May 7, 2004

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

(f)     Convertible bonds

When convertible bonds are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the bonds. Under US GAAP, beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital surplus. In connection with the Company’s issuance of convertible bonds in November 2001, the amount of the beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. As a result of allocating a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to capital surplus, a discount on the bonds was recognized. The discount resulting from such allocation is recognized as interest expense over the period until the convertible bond is eligible for redemption. The face amount of the convertible bonds was NT$10,000,000 thousand, and the discount recognized on the date of issuance

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003 resulting from the beneficial conversion feature was NT$886,076 thousand. The effective interest rate of the bonds was approximately 6.0% and their carrying amount at December 31, 2002 and 2003 under US GAAP was NT$1,205,996 thousand, and NT$0 thousand, respectively.

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

(Concluded)

AU OPTRONICS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2001	2002	2003
	NT$	NT$	NT$	US$
Net sales	28,513,390	75,689,165	104,860,642	3,085,044
Cost of goods sold	31,491,129	66,197,062	84,940,895	2,498,996

Gross profit (loss)	(2,977,739)	9,492,103	19,919,747	586,048

Operating expenses:
Selling	224,996	537,361	1,288,314	37,903
General and administrative	811,778	1,729,485	2,813,857	82,785
Research and development	633,714	1,411,906	2,479,652	72,952

	1,670,488	3,678,752	6,581,823	193,640

Total operating income (loss)	(4,648,227)	5,813,351	13,337,924	392,408

Non-operating income:
Interest income	53,527	280,410	161,121	4,740
Gain on sale of investments	38,661	56,997	—	—
Foreign currency exchange gain, net	315,934	—	61,785	1,818
Other income	—	368,074	181,055	5,327

	408,122	705,481	403,961	11,885

Non-operating expenses and losses:
Interest expense	827,298	1,277,700	801,060	23,568
Investment loss recognized by equity method	83,559	90,206	177,825	5,232
Other and derivative loss	189,078	—	277,688	8,170

	1,099,935	1,367,906	1,256,573	36,970

Income (loss) before income tax and cumulative effect of change in accounting principle	(5,340,040)	5,150,926	12,485,312	367,323
Income tax benefit (expense)	(319)	(212,044)	3,230,114	95,031

Income (loss) before cumulative effect of change in accounting principle	(5,340,359)	4,938,882	15,715,426	462,354
Cumulative effect of accounting changes, net of tax	(551)	—	—	—

Net income (loss)	(5,340,910)	4,938,882	15,715,426	462,354

Basic earnings (loss) per common share (in dollars)	(2.84)	1.29	3.68	0.11
Dilution effect of convertible bonds (in dollars)	—	(0.04)	(0.03)	—

Diluted earnings (loss) per common share (in dollars)	(2.84)	1.25	3.65	0.11

Basic-Weighted average common shares outstanding (in thousands)	1,881,343	3,821,789	4,267,746	4,267,746

Diluted-Weighted average common shares outstanding (in thousands)	1,881,343	4,089,521	4,318,654	4,318,654

Cash dividends declared per common share (New Taiwan dollars)	—	—	0.50	0.01

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

(h)    As of December 31, 2003, aggregate amounts of long-term debt maturing during the next five years and thereafter are as follows:

NT$
(in thousands)
2004	6,904,474
2005	7,160,811
2006	7,400,252
2007	7,657,996
2008	1,234,956
Thereafter	1,852,432

Total	32,210,921

EXHIBIT INDEX

Exhibits	Description

1.1	Articles of Incorporation (in Chinese, with English translation) (incorporated herein by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F as filed with the Commission on May 5, 2004).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.1	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. And Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.2	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Joint Research and Development and Cost Sharing Agreement by and between FDTC and AU Optronics Corp., for joint research and development of TFT-LCD technologies, dated March 10, 2003 (incorporated herein by reference to Exhibit 4(h) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.5	Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement) (incorporated herein by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F as filed with the Commission on May 5, 2004).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(m) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

Exhibits	Description

4.10	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.11	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.12	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.13	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

31.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

31.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.