Form 20-F
period 2004-12-31
AU OPTRONICS CORP
filed 2005-06-03
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.		TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)		(Jurisdiction of incorporation or organization)
1 LI-HSIN ROAD 2
HSINCHU SCIENCE PARK
HSINCHU, TAIWAN
REPUBLIC OF CHINA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,958,040,897 Common Shares.

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

     Item 17 ☒     Item 18 ☐

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

CERTAIN CONVENTIONS

     We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (the “ROC”). This annual report contains translations of NT dollar amounts into United States dollars (“U.S. dollars”) at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this annual report were made at a rate of NT$31.74 to US$1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On June 1, 2005, the noon buying rate was NT$31.30 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

     The selected statement of operations data for the years ended December 31, 2002, 2003 and 2004 and selected balance sheet data as of December 31, 2003 and 2004 set forth below have been derived from our audited consolidated financial statements included herein. The selected balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements that have not been included herein. Our consolidated balance sheets as of December 31, 2002, 2003 and 2004 and related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004 have been audited by KPMG Certified Public Accountants (“KPMG”), independent registered public accounting firm, whose report thereon is included herein. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”). On September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation (“Unipac”), an affiliate of United Microelectronics Corporation (“UMC”). Under ROC GAAP, the merger of Unipac has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of our company and Unipac. In contrast, under generally accepted accounting principles in the United States, (“U.S. GAAP”), the merger of Unipac has been accounted for as the acquisition of Unipac by our company under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the shares we issued to Unipac shareholders in connection with the merger plus related acquisition costs. Such acquisition cost has been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under U.S. GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

     For information relating to the nature and effect of significant differences between ROC GAAP and U.S. GAAP as they relate to us, see note 22 to our consolidated financial statements.

     The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the pooling-of-interests method of accounting under ROC GAAP, whereby the financial data of both our company and Unipac for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac, have been restated on a combined basis. The combined operational and financial data presented herein do not purport to be indicative of what our actual operational and financial results would have been if our merger with Unipac had actually taken place on January 1, 2000 or 2001, respectively, for the purpose of presenting our statements of operations, statements of changes in stockholders’ equity and statements of cash flows data for the years ended December 31, 2000 and 2001, respectively.

	Year Ended and As of December 31,

	2000	2001	2002	2003	2004

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
ROC GAAP
Net sales	25,583.2	37,588.6	75,689.2	104,860.6	168,111.6	5,296.5
Cost of goods sold	20,737.5	40,373.6	63,606.2	81,398.8	128,468.3	4,047.5

Gross profit (loss)	4,845.7	(2,785.0)	12,083.0	23,461.8	39,643.3	1,249.0
Operating expenses	3,724.2	3,505.7	4,369.1	7,217.0	11,036.0	347.7

Operating income (loss)	1,121.5	(6,290.7)	7,713.9	16,244.8	28,607.3	901.3
Non-operating income	1,640.2	704.0	541.8	530.8	501.0	15.8
Non-operating expenses and losses	825.3	1,157.8	2,232.9	1,202.4	1,084.1	34.2

Income (loss) before income tax	1,936.4	(6,744.5)	6,022.8	15,573.2	28,024.2	882.9
Income tax benefit (expense)	926.3	34.3	(0.1)	86.7	(61.3)	(1.9)

Net income (loss)	2,862.7	(6,710.2)	6,022.7	15,659.9	27,962.9	881.0

Weighted average shares outstanding—Basic	2,928.4	3,257.6	4,131.4	4,589.7	4,802.7
Weighted average shares outstanding—Diluted	2,928.4	3,257.6	4,420.8	4,644.2	4,802.7
Earnings (loss) per share—Basic	0.98	(2.06)	1.46	3.41	5.82	0.18
Earnings (loss) per share—Diluted	0.98	(2.06)	1.39	3.38	5.82	0.18
Earnings (loss) per ADS equivalent—Basic	9.78	(20.60)	14.58	34.12	58.21	1.83
Earnings (loss) per ADS equivalent—Diluted	9.78	(20.60)	13.91	33.77	58.21	1.83

	Year Ended and As of December 31,

	2000	2001	2002	2003	2004

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Balance Sheet Data:
ROC GAAP
Current assets	19,221.0	30,515.7	49,830.0	50,682.3	59,747.3	1,882.4
Long-term investments—equity method	50.9	48.6	37.7	701.5	5,577.4	175.7
Long-term investments—cost method	—	—	46.6	185.3	373.3	11.7
Property, plant and equipment	60,695.4	65,669.6	71,045.3	100,552.5	159,743.1	5,032.9
Intangible assets	3,618.4	3,069.6	2,984.5	2,237.9	1,062.7	33.5
Other assets	3,821.2	4,096.9	5,227.3	3,711.3	4,190.6	132.0
Total assets	87,406.9	103,400.4	129,171.4	158,070.8	230,694.4	7,268.2
Current liabilities	14,707.5	19,495.4	25,204.3	39,789.6	53,600.8	1,688.7
Long-term borrowings	29,818.4	39,877.8	26,027.6	25,306.4	46,334.0	1,459.8
Other liabilities	115.8	79.9	111.4	320.3	194.0	6.1
Total liabilities	44,641.7	59,453.1	51,343.4	65,416.3	100,128.8	3,154.6
Capital stock	23,849.5	29,705.8	40,243.0	43,522.4	49,580.4	1,562.1
Total stockholders’ equity	42,765.2	43,947.3	77,828.0	92,654.5	130,565.6	4,113.6
Other Financial Data:
ROC GAAP
Gross margin(2)	18.9%	(7.4)%	16.0%	22.4%	23.6%
Operating margin(3)	4.4%	(16.7)%	10.2%	15.5%	17.0%
Net margin(4)	11.2%	(17.9)%	8.0%	14.9%	16.6%
Capital expenditures	36,901.6	13,987.3	18,035.3	39,300.6	81,868.7	2,579.4
Depreciation and amortization	5,741.3	8,880.3	12,989.9	16,294.6	25,309.3	797.4
Cash dividend paid	—	—	—	2,006.9	5,208.3	164.1
3

	Year Ended and As of December 31,

	2000	2001	2002	2003	2004

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)

Cash flows from operating activities	2,796.5	1,215.8	20,821.7	37,041.5	49,393.6	1,556.2
Cash flows from investing activities	(36,652.1)	(15,299.5)	(18,125.0)	(40,339.4)	(87,010.2)	(2,741.3)
Cash flows from financing activities	27,471.8	16,779.5	16,754.3	(4,672.6)	37,615.2	1,185.1

     The table below sets forth certain financial data under U.S. GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data reflects the application of the purchase method of accounting under U.S. GAAP, whereby only the financial data of our company are presented for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac.

		Year Ended and As of December 31,

	2001	2002	2003	2004

	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
U.S. GAAP
Net sales	28,513.4	75,689.2	104,860.6	168,111.6	5,296.5
Cost of goods sold	31,491.1	66,197.1	84,940.9	135,256.0	4,261.4

Gross profit (loss)	(2,977.7)	9,492.1	19,919.7	32,855.6	1,035.1
Operating expenses	1,670.5	3,678.7	6,581.8	12,686.8	399.7

Operating income (loss)	(4,648.2)	5,813.4	13,337.9	20,168.8	635.4
Non-operating income	408.1	705.4	404.0	714.2	22.5
Non-operating expenses and losses(1)	1,100.5	1,367.9	1,256.6	2,307.1	72.6

Income (loss) before income tax	(5,340.6)	5,150.9	12,485.3	18,575.9	585.3
Income tax benefits (expenses)	(0.3)	(212.0)	3,230.1	(463.4)	(14.6)

Net income (loss)	(5,340.9)	4,938.9	15,715.4	18,112.5	570.7

Weighted average shares outstanding—Basic	1,975.4	4,012.9	4,481.1	4,765.5
Weighted average shares outstanding—Diluted .	1,975.4	4,294.0	4,534.6	4,765.5
Earnings (loss) per share—Basic	(2.70)	1.23	3.51	3.80	0.12
Earnings (loss) per share—Diluted	(2.70)	1.19	3.47	3.80	0.12
Earnings (loss) per ADS equivalent—Basic	(27.04)	12.31	35.07	38.01	1.20
Earnings (loss) per ADS equivalent—Diluted	(27.04)	11.94	34.74	38.01	1.20
Balance Sheet Data:
U.S. GAAP
Current assets	30,955.9	48,967.9	51,111.2	58,254.5	1,835.4
Investments in equity-method investees	117.2	26.8	533.2	5,719.1	180.2
Investments in cost-method investees	—	46.6	185.3	412.7	13.0
Property, plant and equipment	65,592.0	72,195.3	100,283.5	159,185.3	5,015.3
Goodwill	11,599.7	11,599.7	10,946.7	10,946.7	344.9
Other intangible assets—net	10,416.1	9,281.4	7,485.4	5,260.7	165.7
Other assets	1,333.3	1,413.7	3,360.4	5,335.0	168.1
Total assets	120,014.2	143,531.4	173,905.7	245,114.0	7,722.6
Current liabilities	19,676.4	25,789.5	41,275.4	55,444.9	1,746.8
Long-term borrowings	39,054.8	25,959.1	25,306.4	46,334.1	1,459.8
Other liabilities	1,144.7	1,190.6	345.0	649.4	20.5
Total liabilities	59,875.9	52,939.2	66,926.8	102,428.4	3,227.1
Total stockholders’ equity	60,138.3	90,592.2	106,978.9	142,685.6	4,495.5

4

		Year Ended and As of December 31,

	2001	2002	2003	2004

	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Other Financial Data:
U.S. GAAP
Gross margin(2)	(10.4)%	12.5%	19.0%	19.5%
Operating margin(3)	(16.3)%	7.7%	12.7%	12.0%
Net margin(4)	(18.7)%	6.5%	15.0%	10.8%
Capital expenditures	8,311.5	18,035.3	39,300.6	82,011.1	2,583.8
Depreciation and amortization	6,649.6	14,614.0	17,369.8	26,358.0	830.4
Cash flows from operating activities	503.1	21,227.5	36,987.3	48,943.8	1,542.0
Cash flows from investing activities	(8,067.7)	(18,549.9)	(40,339.4)	(88,001.0)	(2,772.6)
Cash flows from financing activities	12,986.3	16,773.4	(4,618.4)	38,066.2	1,199.3

(1)	Includes the cumulative effect of an accounting change of NT$0.6 million, net of tax in 2001.

(2)	Gross margin is calculated by dividing gross profit by net sales.

(3)	Operating margin is calculated by dividing operating income (loss) by net sales.

(4)	Net margin is calculated by dividing net income (loss) by net sales.

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

	NT dollars per U.S. dollar Noon Buying Rate

	Average	High	Low	Period-End

	(of month end rates for years)
2000	NT$31.26	NT$33.25	NT$30.35	NT$33.17
2001	33.82	35.13	32.23	35.00
2002	34.54	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
November	32.78	33.48	32.17	32.20
December	32.17	32.49	31.74	31.74
2005: (through May 31)	31.43	32.22	30.65	31.13
January	31.85	32.22	31.65	31.71
February	31.50	31.79	31.06	31.06
March	31.11	31.73	30.65	31.46
April	31.48	31.70	31.23	31.23
May	31.27	31.47	30.98	31.13

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

     As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. There was a recovery in the average selling prices of large-size panels in 2003, with average selling prices of our large-size panels increasing by 17.3% between the first quarter of 2003 and the fourth quarter of 2003. Average selling prices of our large-size panels fluctuated throughout 2004, increasing by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 and decreasing by 22.2% between the second quarter and the third quarter of 2004 and further decreasing 17.1% between the third quarter and the fourth quarter of 2004. Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry could lead to a future period or periods of general excess capacity in the industry. For example, it is expected that as additional capacity provided by fifth- and sixth-generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such downturn would not seriously harm our business, financial condition and results of operations.

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

We experienced a net loss in 2001. Although we were profitable in 2002, 2003 and 2004, if we are not profitable in 2005 or beyond, the value of the ADSs and our shares may be negatively affected.

     We experienced a net loss in 2001 due principally to a higher than expected decline in the average selling prices of our products and lower utilization rate at our facilities caused by an oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002, 2003 and 2004, we cannot assure you that we will be profitable in 2005 or beyond.

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

  our customers’ adjustments in their inventory; and

  natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geo-political instability as a result of terrorism.

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

     Early product development by itself does not guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially about thirteen years ago, this technology began to gain wide market acceptance only in the last few years, especially in the consumer electronics sector. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new products will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

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

     A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 88.3%, 85.2% and 78.1% of our net sales in 2002, 2003 and 2004, respectively. Demand for our panels for computer products is affected by numerous factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube (“CRT”) monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing CRT monitors. The rate of substitution of TFT-LCD monitors for CRT monitors may be affected by a general slowdown in the global economy or a change in the average selling prices of such products which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers, such as the slowdown in the industry in 2001 and 2002, could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not grow as expected, our business prospects and results of operations may suffer.

     Although panels for use in LCD television and consumer electronics products accounted for a small percentage of our net sales in 2004, we believe that such end-use markets present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional CRT televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional CRT televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

     High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can significantly impact our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2003 and 2004 and, in particular, have been successful to date in the ramp-up of our fifth-generation fabs, our results of operations in the past have been negatively affected by low capacity utilization. We cannot assure you that we will be able to maintain high capacity utilization rates through 2005 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease and our gross margins will suffer.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

     We dependent on a small number of customers for a substantial portion of our business. In 2002, 2003 and 2004, our five largest customers accounted for 39.3%, 43.6% and 35.1%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in each of the last three years. BenQ Corporation (“BenQ”) and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

     In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers or market share and our business may suffer as a result.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to complete the construction and installation of our 7.5-generation fab as scheduled or encounter unforeseen disruptions in manufacturing at our 7.5-generation fab.

     In the third quarter of 2004, we commenced construction of our 7.5-generation fab that is designed to process substrates of 1,950 mm x 2,250 mm, which is the optimal size for the production of panels larger than 40-inches. Based on our current schedule, we plan to begin installation of machinery and equipment in the second quarter of 2006 and begin commercial production in the fourth quarter of 2006. The successful completion of our 7.5-generation fab is dependent upon a number of factors, including: timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to construct, install and operate a 7.5-generation fab, no assurances can be given that we will be successful in establishing our 7.5-generation fab. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for a 7.5-generation fab on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment of our 7.5-generation fab. In addition, the manufacturing processes for TFT-LCD panels are highly complex and potentially vulnerable to disruptions. In particular, the manufacturing processes for 7.5-generation fabs are currently untested. If we are unable to complete our 7.5-generation fab as scheduled, or face unforeseen disruptions in the manufacturing processes, we may not be able to realize the potential gains from the manufacturing of 7.5-generation fabs and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

     Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2005 in connection with the ramp-up of our sixth-generation fab, the construction of a third fifth-generation fab, a 7.5-generation fab and our second in-house color filter production facility. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may lose market share if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

  our growth plan;

  manufacturing process and product technologies;

  market conditions;

  prices of equipment; and

  interest rates and foreign exchange rates.

     We cannot assure you that required additional financing will be available to us on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our expansion plans, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

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

     The principal elements of competition in the TFT-LCD industry include:

  price;

  product performance features and quality;

  customer service, including product design support;

  ability to reduce production cost;

  ability to provide sufficient quantity of products to fulfill customers’ needs;

  research and development;

  time-to-market; and

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

     We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp-up of our sixth-generation fab, the construction of a third fifth-generation fab, a 7.5 -generation fab and our second in-house color filter production facility. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

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

     Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. In 2004, we established a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The 684,000 square foot, nine-storey research center houses eight to 16 research labs, advanced training facilities and is expected to accommodate over 1,000 research engineers. We are also planning the establishment of a professional on-the-job training facility for employees, the AUO Learning College. Without a sufficient number of skilled employees, our operations and production quality would suffer. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ may cause us to lose opportunities to expand and improve our operations.

     We face potential conflicts of interest with BenQ. BenQ is our largest shareholder, owning directly and indirectly 13.32% of our outstanding shares as of June 1, 2005, and one of our largest customers. BenQ and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of June 1, 2005, three of our nine directors and one of our three supervisors are representatives of BenQ, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

     We cannot assure you that when conflicts of interest arise with respect to representatives of BenQ, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud

     The United States Securities and Exchange Commission (the “SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

     Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the planned construction of our third fifth-generation fab and our 7.5 -generation fab, and the ramp-up of production capacity for our sixth-generation fab. We may also encounter these difficulties in connection with the establishment of our second in-house color filter production facilities as well as the adoption of new manufacturing process technologies. We cannot assure you that we will be able to complete our third fifth-generation fab, our 7.5 -generation fab, our second in-house color filter production facilities, and the ramp-up of our sixth-generation fab without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

     Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps (“CCFL”) and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. In addition, there was a shortage in the supply of color filters and glass substrates beginning in the second half of 2003 which continued into 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits, polarizer and CCFL. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

     Although approximately 37.4% of our raw materials and components was sourced locally in Taiwan in 2004, we depend on supplies of certain principal raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

     We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for our planned 7.5 -generation fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

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

     Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in March 2001, December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In September 2003 and June 2004, we also incurred small fines for failure to update our air pollution emission permit.

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

     Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as organic light-

emitting diode (“OLED”) and low temperature poly-silicon (“LTPS”) technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital to ramp-up our sixth-generation fab, construct a third fifth-generation fab and a 7.5 -generation fab and have committed significant management resources to develop color filter production facilities. However, we cannot assure you that we will be successful in completing the development of the sixth-generation fab or other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

     We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel (“PDP”) and OLED technologies. Currently, PDP technology is primarily used to produce panels larger than 30-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 40-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD televisions with panel sizes as large as that of televisions using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with TFT-LCD technology, in small- to medium-size applications, such as mobile phones and digital still cameras. Future development of OLED technology may also allow it to compete with TFT-LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently in the research and development stage, such as field emission display (“FED”) inorganic electroluminescent (“IEL”) and surface-conduction electron-emitter (“SED”) display technologies. If the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better price-to-performance ratios, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

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

     Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have major licensing arrangements with Matsushita, Fujitsu Display Technologies Corporation (“FDTC”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”) and Toppan Printing Co., Ltd. (“Toppan”) for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. If we are unable to renew our technology licensing arrangements with Matsushita, FDTC, SEL or Toppan on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs we employ to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

     As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in intellectual property disputes with several companies. See “Item 8. Financial Information—Litigation.” We have no means of knowing what patent applications have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

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

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

     We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of December 31, 2004, we had 617 U.S. patent applications pending, 865 Taiwan patent applications pending and 1,167 patents pending in other jurisdictions. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

     Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2004, approximately 40.6% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module assembly operations to the PRC since July 2002. Our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other manufacturers. For instance, our operations stopped completely for five days in September 1999, largely because of a power outage caused by a severe earthquake. After the stoppage, it took us several days to ramp-up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

     Our manufacturing processes require a substantial amount of water. Although currently more than 75% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

     We have expanded our module assembly operations to the PRC. Our businesses and operations and our future expansion or investment plans in the PRC are subject, to a significant degree, to the political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has indicated publicly that it may change its monetary policy to tighten the extension of credit and discourage investments, particularly in certain industries such as real estate and construction. This change in policy may adversely affect our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

Although we have been advised that we have all the relevant government approvals required in connection with our PRC operations, additional approvals from the PRC central government may be required.

     We operate module assembly facilities in the Suzhou Industrial Park located in Suzhou, PRC, through our subsidiary, AU Optronics (Suzhou) Corp., Ltd. The Suzhou Industrial Park is a special economic zone established by the PRC central government with others and is under the regulation of the Suzhou Industrial Park Administrative Committee (“SIPAC”). Under PRC laws and regulations, foreign investment projects require the approval of the relevant governmental authorities in the province or special economic zone in which the project is located and, in some circumstances, the approval of the relevant authorities of the PRC central government. In connection with the initial establishment and subsequent capital increases of our PRC subsidiary, we received approvals from SIPAC, which were filed by SIPAC variously with the State Planning Commission, the National Development and Reform Commission and the Ministry of Commerce of the central government of the PRC. We have been advised by SIPAC that such approvals and filings complete the approval process, which is consistent with the approval processes generally applicable to companies under the regulation of SIPAC, and that all necessary PRC governmental approvals in connection with the initial establishment and subsequent capital increases of our PRC subsidiary have been obtained.

     The interpretation of PRC laws and regulations involves uncertainties, however, and there can be no assurance that all relevant authorities of the PRC central government will agree with SIPAC’s position, and it has come to our attention that additional approval from the PRC central government may be required for the initial establishment and subsequent capital increases of our PRC subsidiary. If required, we intend to obtain any such additional approval in consultation with SIPAC. In that event, we cannot assure you as to when the PRC central government will grant such approval, if at all. Because the PRC central government has significant discretion in dealing with our situation, we cannot assure you that the PRC central government will not take action that is material and adverse to our PRC operations.

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

     Taiwan has a unique international political status. The government of the PRC asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The government of the PRC has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In particular, the increasing influence of the Democratic Progressive Party, which has in the past formally advocated Taiwan’s independence from the PRC, including the reelection of Mr. Chen Shui-bian, a member of that party, as President of the ROC in March 2004, may increase political tensions and instability between the PRC and the ROC. In addition, on March 14, 2005, the National Peoples’ Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

     In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.30 on June 1, 2005, based on the noon buying rates published by the Federal Reserve Bank of New York.

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

     The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 17.1% increase in 2001, a 19.8% decrease in 2002 and a 32.3% increase in 2003. During the period from January 1, 2004 to December 31, 2004, the Taiwan Stock Exchange Index peaked at 7,034.10 on March 4, 2004, and reached a low of 5,325.68 on July 20, 2004. Over the same period, daily closing values of our shares ranged from NT$33.2 per share to NT$78.5 per share. On June 1, 2005, the Taiwan Stock Exchange Index closed at 5,971.62 , and the closing value of our shares was NT$50.9 per share.

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

     We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2004, approximately 96.8% of our net sales was denominated in U.S. dollars. During the same period, approximately 29.4%, 30.3% and 40.1% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2004, approximately 30.9%, 53.1% and 13.4% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

     A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2002, 2003 and 2004, sales to our overseas customers accounted for 47.3%, 57.5% and 59.4%, respectively, of our net sales. In addition, the majority of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan.

These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

A reoccurrence of Severe Acute Respiratory Syndrome (“SARS”), or an outbreak of avian flu or other contagious diseases, may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

     In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries experienced an outbreak of SARS, a highly contagious form of atypical pneumonia. To date, the SARS outbreak that occurred in the first half of 2003 has had no significant impact on our production operations and those of our suppliers or customers. Additionally, the World Health Organization has warned that a potentially lethal strain of the avian flu could spread from Southeast Asia to other areas, including Taiwan and other countries where our operations are located. We cannot assure you that future outbreaks of SARS, avian flu or other contagious diseases will not occur and that any future outbreaks, or the measures taken by the ROC, PRC or other countries’ governments against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers. The perception that an outbreak of SARS, avian flu or other contagious disease may have an adverse effect on the economic conditions of certain countries in Asia.

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

     The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the ROC Securities and Futures Bureau, unless:

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

     With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Securities and Futures Bureau, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

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

     Under current ROC law, if you are a non-ROC person and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification (“Foreign Investor Investment I.D.”) issued pursuant to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals (“Investment Regulations”). You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Securities Central Depository Co., Ltd. book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

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

     The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of June 1, 2005, we had an aggregate of 4,958,040,897 shares issued and outstanding which were freely tradable, except for 12,000,000 shares of our treasury shares. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

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

     Our principal executive offices are located at No. 1, Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC and our telephone number is 886-3-500-8899. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, and our agent’s telephone number is 302-738-6680.

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

     We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ, Compal and Lite-On Technology. BenQ is a shareholder of our company, and held directly and indirectly 13.32% of our outstanding shares as of June 1, 2005. We also sell our products to some brand companies on a direct shipment basis.

     We currently manufacture TFT-LCD at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab and we now operate two fifth-generation fabs. We were also the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our sixth-generation fab is capable of processing substrates with dimensions of up to 1,500 x 1,850 millimeters, our fifth-generation fabs are capable of processing substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, and our fourth-generation fab is capable of processing substrates with dimensions of up to 680 x 880 millimeters.

     We commenced commercial production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5 -, fourth-, fifth- and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate two fifth-generation fabs that commenced commercial production in March 2003 and February 2004, respectively and we are in the process of constructing a third fifth-generation fab. Our sixth-generation fab commenced commercial production in March 2005. Our existing operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

Principal Products

     We manufacture a wide range of TFT-LCD panels for the following principal product categories:

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

  LCD television, which typically utilizes display panels with panel size of 14 inches to 46 inches. We commenced the production of display panels for LCD television in the fourth quarter of 2002.

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

     The following table sets forth our production volume by product category for the periods indicated:

	Year Ended December 31,

	2002	2003	2004

	(panels in thousands)
Panels for Computer Products
Panels for notebook computers	3,133.7	3,494.2	4,923.0
Panels for desktop monitors	5,186.3	8,085.5	12,150.8

Total panels for computer products	8,320.0	11,579.7	17,073.8

Panels for Consumer Electronics Products	9,092.1	21,454.3	33,697.7

Panels for LCD Television	1.6	249.9	1,369.4

Total	17,413.7	33,283.9	52,140.9

     The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	22,386.5	22,009.4	32,268.5	1,016.7
Panels for desktop monitors	44,434.7	67,349.2	98,999.8	3,119.1

Total panels for computer products	66,821.2	89,358.6	131,268.3	4,135.8

Panels for Consumer Electronics Products	6,731.5	11,970.9	21,043.8	663.0

Panels for LCD Television	31.2	2,800.3	14,585.7	459.5

Other(1)	2,105.3	730.8	1,213.8	38.2

Total	75,689.2	104,860.6	168,111.6	5,296.5

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

Computer Products

     Notebook Computers. In 2002, 2003 and 2004 sales of panels for notebook computers accounted for 29.6%, 21.0% and 19.2%, respectively, of our net sales. The decline in notebook computer panels sales as a percentage of our total net sales resulted from the increase in sales of our other products, particularly desktop monitor panels, which grew at a faster rate than sales of notebook computer panels.

     The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. The most commonly produced panel sizes for notebook computers were from 12.1 inches to 14.1 inches in 2000 and 2001 and 14.1 and 15.4 inches in 2002, 2003 and 2004. As fifth-generation production capacity increases, we expect that 15.4 -inch panels will continue to be one of the most commonly produced sizes for notebook computers, with demand for 17-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

     In 2004, unit sales of our panels for notebook computers was approximately 4.9 million, of which a substantial portion was accounted for by 14.1 inch to 15.4 inch panels. In 2004, our net sales accounted for by panels for notebook computers was approximately NT$32.3 billion.

     Desktop Monitors. We commenced commercial production of desktop monitor panels in the first quarter of 2000. In 2002, 2003 and 2004 sales of panels for desktop monitors accounted for 58.7%, 64.2% and 58.9%, respectively, of our net sales. We expect that our sales of desktop monitor panels will continue to grow in 2005, primarily as a result of our capacity expansion and demand growth due to the continued trend toward the bundling of TFT-LCD monitors with new computers and the substitution effect of purchasers replacing CRT monitors with TFT-LCD monitors.

     The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. 17-inch panels were most commonly produced for desktop monitors in 2004. In 2004, unit sales of our panels for desktop monitors was approximately 12.2 million, of which a significant portion was accounted for by 17- and 19-inch panels. In 2004, our net sales accounted for by panels for desktop monitors was approximately NT$99.0 billion, of which a significant portion was accounted for by 17- and 19-inch panels. We expect 17-inch panels will continue to be one of the most commonly produced desktop monitor sizes, with increasing demand for 19-inch panels in 2005.

Consumer Electronics Products

     Our panels for consumer electronics products, including digital cameras, camcorders, car television, car navigation systems, portable DVD players, multiple function machines, printer displays, portable game consoles and portable televisions, consist of display panels ranging from 1.5 to 10.2 inches or above. Our sales of panels for consumer electronics products as a percentage of our total net sales has varied from 8.9% in 2002 to 11.4% in 2003 to 12.5% in 2004. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process of our customers and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 57.1% to 33,697.7 thousand panels in 2004 from 21,454.3 thousand panels in 2003 primarily as a result of the growing market acceptance of the use of TFT-LCD panels in consumer electronics products and increase demand for products such as portable DVD players and other handheld devices.

LCD Television

     Our panels for LCD television consist of panels with a panel size of 14 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television panels consists of 14- to 46-inch panels. Our sales of LCD television panels, as a percentage of our net sales, increased from 2.7% in 2003 to 8.7% in 2004. In 2004, the most commonly produced size of LCD television panels were those below 20-inches. We believe that our sales of LCD television panels will continue to grow in 2005, primarily as a result of the commencement of production at our sixth-generation fab and expected demand growth for LCD televisions, while we expect average selling prices of panels for LCD television to continue to decline. We also believe that beginning in 2005 there has been a trend towards greater customer demand for larger LCD television panels (above 30-inches). Units sales of our LCD television panels increased to 1,369.4 thousand panels in 2004 from 249.9 panels in 2003 primarily as a result of growing market demand and the replacement of CRT televisions with LCD televisions by consumers.

Customers, Sales and Marketing

     We sell our panels primarily to original equipment manufacturing service providers such as BenQ, Compal and Lite-On Technology. BenQ is a shareholder of our company, and held directly and indirectly 13.32% of our outstanding shares as of June 1, 2005. We also own a 5.47% equity interest in BenQ as of December 31, 2004. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. We also sell our panels to some brand companies on a direct shipment basis.

     The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,

	2002		2003		2004

Region	Net Sales	%	Net Sales	%	Net Sales	%

	(in NT$ millions, except percentages)

Taiwan	39,902	52.7%	44,558	42.5%	68,275	40.6%
Japan	3,396	4.5	3,602	3.4	7,365	4.4
Asia(1)	28,057	37.1	51,928	49.5	84,214	50.1
Europe	1,693	2.0	1,422	1.4	4,710	2.8
United States	1,479	2.2	1,233	1.2	1,702	1.0
Others	1,162	1.5	2,118	2.0	1,846	1.1

Total	75,689	100.0%	104,861	100.0%	168,112	100.0%

(1)	Excludes Japan and Taiwan.

     Our sales in Taiwan, as set forth in the table above, represent a significant portion of our net sales for the past three years. The majority of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide. As many of these service providers relocate an increasing portion of their production capacity from Taiwan elsewhere, or expand their operations elsewhere, typically to the PRC, due to cost and other considerations, orders placed in Taiwan by such customers have accounted for a decreasing portion of our net sales in recent years.

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

     Although we are not dependent on any single customer, a significant portion of our net sales is attributable to a small number of our customers. In 2002, 2003 and 2004, our five largest customers accounted for 39.3%, 43.6% and 35.1%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. BenQ and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. Since BenQ also provides original equipment manufacturing services for its brand company customers, panels shipped to BenQ include both panels ordered for its own account as well as panels ordered by or on behalf of its brand company customers.

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

     Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2004, our reserve for warranties totaled NT$297.1 million (US$9.4 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

     We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other suppliers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 45 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2002, 2003 and 2004, was 46 days, 47 days and 29 days, respectively. We have not experienced any material problems relating to customer payments.

The TFT-LCD Manufacturing Process

     The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

     The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in October 2003.

     The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Matsushita and FDTC. We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, PRC in July 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou.

Raw Materials and Components and Suppliers

     Our manufacturing operations require adequate supplies of high-quality raw materials and components on a timely basis. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast monthly. We source most of our raw materials and components, including critical materials such as glass substrates, color filters, CCFL, polarizer and driver integrated circuits, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we typically enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

     In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. There was a shortage in the supply of color filters and glass substrates beginning in the second half of 2003 which continued into 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

     Set forth below are our major suppliers of key raw materials and components:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits

Asahi Glass	Merck	Allied Material	Nitto Denko	Coretronic	NEC
Technology

Corning Taiwan	Nichimen	Cando	Optimax	Forhouse	Novatek
	Corp.	Corporation(1)

Nippon Electric Glass	Plan-Net Corp.	Dai Nippon		Helix	Panasonic
Printing

NH Technoglass		Toppan Sintek		Radiant	Toshiba

(1)	Cando Corporation has been our equity method investee since November 2003.

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

     We made significant purchases of equipment in 2004, and we expect to make significant purchases in 2005, to implement our capacity expansion and technology advancement plans. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

     The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

  LG.Philips LCD and Samsung Electronics, in Korea;

  Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, Quanta Display, Innolux Display and Toppoly Optoelectronics, in Taiwan;

  Hitachi, Tottori Sanyo, Sharp and Toshiba Matsushita Display Technology, in Japan; and

  SVA-NEC and BOE-OT, in the PRC.

     The principal elements of competition for customers in the TFT-LCD market include:

  price, based in large part on the ability to ramp-up lower cost, “next generation” production facilities before competitors;

  product features and quality;

  customer service, including product design support;

  ability to keep production costs low by maintaining high yield and operating at full capacity;

  ability to provide sufficient quantity of products to meet customer demand;

  quality of the research and development team;

  time-to-market; and

  access to capital.

Quality Control

     We have implemented quality inspection and testing procedures at all of our fabs and module-assembly facilities. Our quality control procedures include statistical process controls, which involves sampling measurements to monitor and control the production processes. We perform outgoing quality control based on sampling plans, ongoing reliability tests covering a wide range of application conditions, in-process quality control to prevent potential quality deviations, and other programs designed for process measurement and improvement, reduction of manufacturing costs, maintenance of on-time delivery, increasing in-process production yields and improving field reliability of our products. If a problem is detected, we take steps to contain the problem, conduct defect analyses to identify the cause of the problem and take appropriate corrective and preventive actions.

     We visually inspect and test all completed panels to ensure that production standards are met. To ensure the effective and consistent application of our quality control procedures, we provide quality control training to all of our production line employees according to a certification system depending on the particular levels of skills and knowledge required.

     We also perform quality control procedures for raw materials and components used in our products. These procedures include testing samples for large batches, obtaining vendor testing reports and testing to ensure compatibility with other raw materials and components, as well as vendor qualification and vendor ratings.

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

Intellectual Property

     We currently hold a total of 950 patents, including 616 in Taiwan and 177 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2007 through 2024. We also have a total of 865 pending patent applications in Taiwan, 614 in the United States and 1,167 in other jurisdictions, including the PRC, Japan and Korea. In addition, we have registered “AU Optronics” as a trademark and service mark in the ROC and PRC, and we are in the process of registering our logo as a trademark and service mark in the ROC and PRC.

     We require all of our employees to sign an employment agreement which prohibits the disclosure of any of our trade secrets, confidential information and proprietary technologies and we also require technical personnel to assign to us any inventions they develop that are related to our business.

     We have licenses to use certain technology and processes from certain companies. In 2002, 2003 and 2004, our running royalty expenses to the companies from which we license intellectual property were NT$229.4 million, NT$405.4 million and NT$1,017.8 million, respectively, which accounted for 0.3%, 0.4% and 0.6%, respectively of our net sales. We expect that our royalty expenses relating to intellectual property licenses will increase in the future due to increases in unit sales as well as our license agreement with SEL entered into as a part of a settlement and mutual release agreement with SEL on September 3, 2003.

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

Insurance

     We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2004, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$21.2 billion for all of our inventories and NT$228.8 billion for our equipment and facilities. In addition, as of December 31, 2004, we had insurance coverage for business interruptions in the aggregate amount of NT$5.3 billion. See “Item 3. Key Information—Risk Factors—Political Geographical and Economic Risks—Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.”

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

     We incurred small fines in March 2001, December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In September 2003 and June 2004, we also incurred small fines for failure to update our air pollution emission permit. Following each of the infractions described above, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan.

4.C. Organizational Structure

     The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2004.

     The following table sets forth summary information for our subsidiaries as of December 31, 2004.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest

			NT$ (in millions)

AU Optronics (L) Corp.	Holding company	Malaysia	5,802.9	100%

AU Optronics Corporation	Sales services in the United	United States	31.7	100	%(1)
America	States

AU Optronics (Suzhou)	Assembly of TFT-LCD	PRC	5,395.8	100	%(1)
Corp.	modules in the PRC

AU Optronics Corporation	Sales services in Japan	Japan	25.4	100	%(1)
Japan

Konly Venture Corp.	Venture capital investment	ROC	900.0	100%

AU Optronics Europe B.V.	Sales services in Europe	Netherlands	1.9	100	%(1)

AU Optronics Korea Ltd.	Sales services in South	South Korea	4.9	100	%(1)
	Korea

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

4.D. Property, Plants and Equipment

     We have three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC. With current production facilities utilizing 3.5 -generation, fourth-generation, fifth-generation and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes.

Principal Facilities

     The following table sets forth certain information relating to principal facilities as of March 31, 2005. The land in the Hsinchu Science Park on which our facilities are located is leased from the ROC government.

Location	Building Size (in square meters)	Input Substrate Size (in millimeters) / Installed Capacity (substrates processed per month)	Commencement of Commercial Production	Primary Use		Owned or Leased

No. 5, Li-Hsin Rd.	69,647	610x720/45,000	December 1999	Manufacturing	•	Building is
6, Hsinchu				of TFT-LCD		owned
Science Park,				panels	•	Land is leased
Hsinchu,						(expires in
Taiwan, ROC						December
2020)

No. 1, Li-Hsin Rd.	163,564	610x720/30,000	November 2000	Manufacturing	•	Building is owned
2, Hsinchu Science Park, Hsinchu, Taiwan, ROC				of TFT-LCD panels; business operations; research and development; sales and marketing	•	Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd.	105,127	600x720/60,000	July 1999	Manufacturing	•	Building is
Hsinchu				of TFT-LCD		owned
Science Park,				panels	•	Land is
Hsinchu,						leased
Taiwan, ROC						(expires in
January
2017)

No. 1, Xinhe Rd.,	248,231	680x880/60,000(1)	February 2001	Manufacturing	•	Building is
Aspire Park 325		1,100x1,250/50,000(2)	March 2003	of TFT-LCD		owned
Lungtan,		1,100x1,300/70,000(3)	February 2004	panels; module	•	Land is owned (5)
Taoyuan				and component
Taiwan, ROC				assembly; manufacturing of color filters

No. 1 JhongKe Rd.	N/A	1,500x1,850/60,000(4)	March 2005	Manufacturing	•	Building is
Central Taiwan				of TFT-LCD		owned
Science Park				panels; module	•	Land is
Taichung 407,				and component		leased
Taiwan, ROC				assembly;		(expires in
				manufacturing		December
				of color filters		2022)

Location	Building Size (in square meters)	Input Substrate Size (in millimeters) / Installed Capacity (substrates processed per month)	Commencement of Commercial Production	Primary Use		Owned or Leased

No. 398, Suhong	226,549	N/A	July 2002	Module and	•	Building is
Zhong Road				component		owned
Suzhou				assembly	•	Land is
Industrial Park,						leased
Suzhou, PRC						(expires in 2051)

(1)	Our fourth-generation fab.

(2)	Our first fifth-generation fab, which commenced commercial production in March 2003.

(3)	Our second fifth-generation fab, which commenced commercial production in February 2004.

(4)	Our sixth-generation fab, which commenced commercial production in March 2005.

(5)	We purchased this land in January 2005.

Expansion Projects

     Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

     Fifth-Generation Fabs. We commenced commercial production at our second fifth-generation fab (1,100 x 1,300 millimeters) in February 2004. As of December 31, 2004, our second fifth-generation fab had an estimated input capacity of approximately 70,000 substrates per month. We plan to establish a third fifth-generation fab capable of processing substrates with dimensions of 1,100 x 1,300 millimeters, which we expect to commence commercial production in the fourth quarter of 2005. We also plan to establish a color filter production facility in order to meet a portion of our color filter requirements at our two fifth-generation fabs as well as our other existing fabs. Our third fifth-generation fab will be housed in the same facility as our 7.5-generation fab. We expect to spend approximately NT$10 billion to NT$11 billion to construct this facility and spend an additional NT$30 billion to NT$35 billion for the installation of machinery and equipment at our third fifth-generation fab. As of December 31, 2004, we had spent a total of NT$5.0 billion for construction and the purchase of machinery and equipment at our third fifth-generation fab.

     Sixth-Generation Fab. To meet the growth in the large-size TFT-LCD market, we established a new fab in Taichung Science Park utilizing sixth-generation manufacturing technology. Our sixth-generation fab is capable of processing substrates with dimensions of 1,500 x 1,850 millimeters. Our sixth-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 32-inch panels, six 37-inch panels or four 40-inch panels in wide format. Our sixth-generation fab commenced commercial production in March 2005 and currently has an estimated input capacity of approximately 5,000 substrates per month. We expect that the estimated input capacity for our sixth-generation fab to increase to 60,000 substrates per month by the end of 2005. We also plan to establish color filter production and module-assembly facilities at our sixth-generation fab. As of December 31, 2004, we had incurred a total of NT$40.7 billion in connection with our new sixth-generation fab, together with the new color filter production and module-assembly facilities within such fab. We expect to spend an additional amount of approximately NT$40.0 billion to NT$45.0 billion to complete our sixth-generation fab.

     7.5-Generation Fab. We intend to establish a 7.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 40-inches. Our 7.5-generation fab is capable of processing substrates with dimensions of 1,950 x 2,250 millimeters. Our 7.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 47-inch panels or three 56-inch panels in wide format. We currently plan for equipment move-in to be scheduled for the second quarter of 2006 and expect to commence commercial production in the fourth quarter of 2006. We expect to spend approximately NT$35 billion to NT$38 billion for the installation of machinery and equipment at our 7.5-generation fab. As of December 31, 2004, we had not purchased any machinery or equipment for our 7.5 -generation fab.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

     The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices. For example, the significant increase in the average selling prices of large-size panels in the first half of 2002 was followed by a slowdown in demand growth in the second half of 2002, which in turn resulted in excess supply in the market and caused sharp declines in prices in that period. As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. Average selling prices of our large-size panels recovered in 2003 with prices increasing by 17.3% between the first quarter of 2003, and the fourth quarter of 2003. Average selling prices of our large size panels fluctuated throughout 2004, increasing by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 and decreasing by 22.2% between the second quarter and the third quarter of 2004 and further decreasing 17.1% between the third quarter and the fourth quarter of 2004.

     Our revenues depend substantially on the average selling prices of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels increased by 15.6% between 2001 and 2002 and decreased by 3.1% between 2002 and 2003 and increased by 0.9% between 2003 and 2004. The change in the average selling prices of our panels and decreases in variable costs, depreciation and amortization expenses and other fixed costs associated with the expansion of our production capacity on a per panel basis contributed to the increase in our gross margins from 16.0% in 2002 to 22.4% in 2003 and 23.6% in 2004. The strong demand for TFT-LCD panels in 2003 resulted in a recovery in average selling prices in 2003. Strong demand continued in the first half of 2004, keeping average selling prices high; however this was offset by an oversupply of and reduced demand for TFT-LCD panels in the second half of 2004, which resulted in average selling prices remaining relatively stable for the full year of 2004 compared to the full year of 2003. To meet demand, many TFT-LCD manufacturers, including our company, may expand their capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of our panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decline as the cost of manufacturing TFT-LCD panels declines and as the product becomes more commodity-like.

Production Capacity

     We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2004, we had an annual capacity to produce approximately 311.7 million square meters of glass area of TFT-LCD panels.

Fab Construction and Ramp-Up Process

     Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to three quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, and lower raw materials and component costs per panel as a result of higher production yield.

     We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

     Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger panel sizes command higher prices, but also have higher manufacturing costs. In 2004, an increase in demand for consumer electronic products using larger TFT-LCD panels such as portable DVD players caused a shift in product mix to more medium sized panels being produced. The continued trend toward notebook computers with larger screens and the continuing demand for TFT-LCD panels for desktop monitors as a result of the replacement of CRT monitors for TFT-LCD monitors led us to shift our product mix to include primarily 14.1 -inch and 15.4 -inch panels for notebook computers and 15-, 17- and 19-inch panels for desktop monitors. Moreover, a strong demand for LCD televisions contributed to increased production of LCD television panels. Our fifth-generation fabs have enabled us to produce 15-, 17- and 19-inch or larger panels more efficiently. Our sixth-generation fab will also enable us to produce larger LCD television panels. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

Revenue Recognition

     Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns are estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold. There have been no changes in this policy for the last three years.

     As of December 31, 2002, 2003 and 2004, the allowance we set aside for sales discounts and returns was NT$92 million, NT$31 million and NT$619 million, respectively, representing 0.1%, 0% and 0.4% of our revenue as of those dates. For the years ended December 31, 2002, 2003, and 2004, we did not have to record any additional provisions subsequent to the year ended because actual returns and pricing discounts were lower than the estimated amounts.

Analysis of Long-Lived Assets

          Under U.S. GAAP, as required by SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets and certain identifiable intangible assets, including purchased intangible assets for impairment, whenever we feel that events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Furthermore, under ROC and U.S. GAAP, we review our assets held for sale for impairment, whenever we feel that the fair value of these assets may be lower than the carrying amount. Judgments about the fair value of assets held for sale are generally based upon market assumptions about value of similar assets, and are supported by third party appraisals.

     We measure recoverability of our assets to be held and used by comparing the carrying amount of an asset to the fair value of the asset. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. No impairment indicators were noted during 2004. However, if future information indicates a potential impairment and we determine that the estimated future undiscounted cash flows are less than the carrying value of the assets, an impairment loss will be recognized to the extent that the carrying amount exceeds estimated fair value. Furthermore, we had assets held for sale in 2003 and 2004. As of December 31, 2003 and 2004, we recorded a provision for impairment of assets held for sale of NT$75 million and NT$136 million, respectively. The impairment of assets held for sale was classified in non-operating expenses and losses in the statements of operations.

Provision for Accounts Receivable

     We evaluate our outstanding accounts receivable balance on a monthly basis for collectibility purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical loss experience. There have been no changes in this policy for the last three years.

     As of December 31, 2002, 2003 and 2004, the allowance we established for doubtful accounts was NT$34 million, NT$60 million and NT$87 million, respectively, representing 0%, 0% and 0% of our revenue as of those dates. For the years ended December 31, 2002, 2003, and 2004, we have not made any significant changes to estimates used to determine allowances for doubtful accounts.

Provision for Inventory Obsolescence

     Provisions for inventory obsolescence and devaluation are recorded when we determine that the fair values of inventories are less than their cost basis, which may be affected by the number of months inventory items remain unsold, or their prevailing market prices, whichever is lower. Additionally, our analysis of our provision for obsolete and devalued inventory is partially based upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

     As of December 31, 2002, 2003 and 2004, the allowance we set aside for inventory obsolescence and devaluation was NT$394 million, NT$607 million and NT$1,031 million, respectively, which were classified in cost of goods sold in the statements of operations. For the years ended December 31, 2002, 2003 and 2004, we have not made any significant changes to estimates used to determine the provisions for excess and obsolete inventory.

Long-Term Investments

     Long-term equity investments in which we are not able to exercise significant influence over the investee’s operations and financial policies (generally those in which we own less than 20% of the investee’s voting shares) are accounted for using the lower of cost or market value if the investee is a listed company, otherwise such investments are accounted for using the cost method. If there is evidence indicating that a decline in the value of an investment is other than temporary, then the carrying amount of the investment is reduced to reflect its net realizable value. Net realizable value is determined based on market value, if listed, or the net equity value of the investment. The related loss is recognized in the accompanying consolidated statements of operations.

     When we have significant influence over the operating, financial and dividend policies of investees and have the intention to hold the investment for a long term period (generally those in which we own between 20% and 50% of the investee’s voting shares) those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata share of the excess of fair value over the carrying value of assets on the investee’s books. Such difference is reflected as a component of the investment balance and is adjusted to reflect changes in the basis of the related asset. Unallocated amounts are recorded as equity method goodwill, and are not subject to amortization, but rather are assessed for impairment as part of the carrying amount of the investment. For example, amounts allocated to property, plant and equipment are depreciated in a manner similar to the related assets through a charge to net investment gain recognized by equity method investments. The allocation of excess basis in equity method investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our statement of operations.

     Certain investments in which we hold less than a 20% voting interest, but are nonetheless able to exercise significant influence over the operating, financial and dividend policies of investees through board representation or other means are also accounted for using the equity method. Significant judgment is required to assess whether we have significant influence. Factors that we consider in making such judgment include, among other matters, participation in policymaking processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. A determination that we do not exercise significant influence over such investees would impact the carrying amount of the investment, gains or losses, and the amount of net investment gain recognized by equity method investments that is reflected in our consolidated financial statements.

     In 2004, we purchased 126,600,000 shares of BenQ representing a 5.47% equity interest in BenQ. As we and BenQ share a common chairman and chief executive officer, a second officer board member, and have other commercial relationships, we are deemed to have significant influence over BenQ. As such, we account for our investment in BenQ under the equity method of accounting. Net income for the year ended December 31, 2004 would have increased by NT$2,526,000, under ROC GAAP, if our investment in BenQ was accounted for using the cost method.

Goodwill Impairment

     Under U.S. GAAP, we have performed the required goodwill impairment test during the year as required by Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. No impairment was identified for any of the three years ended December 31, 2004. In assessing the recoverability of our goodwill, we have to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We also evaluate the impairment by considering the market price of our common stock. If these estimates and the related assumptions change the fair value of these assets in the future, we may need to record impairment charges accordingly. We will make regular impairment tests on an annual basis in the future. If events occur or circumstances change between annual tests that would more likely than not affect the recoverability of the goodwill, such as a significant adverse change in the business climate, an unanticipated increase in competition, or a significant decline in our market capitalization in relation to net book value, we will perform additional interim tests and impairment loss will be recorded when required.

Income Taxes

     Our effective tax rate differs from the statutory rate due to the impact of nondeductible items, tax exemptions, investment tax credits and net operating losses. Our effective tax rate was 0% in 2002, (0.6)% for 2003 and 0.2% in 2004. Our future effective tax rates could be adversely affected by earnings being lower than anticipated, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations of tax laws. In addition, we are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

     As of December 31, 2004, the ending balance for our valuation allowances was NT$8,805.0 million under ROC GAAP. If our current estimate of future profit had been higher, we would have decreased our valuation allowances accordingly. In contrast, if our current estimate of future profit had been lower, we would have increased our valuation allowances. However, due to the complexity of calculating our valuation allowances, we are unable to provide with reasonable accuracy the amount of changes to our valuation allowances that would have resulted based upon specific percentage changes to one or more individual factors such as our expected future revenue or profits.

     Under U.S. GAAP, cumulative losses in recent years are a significant piece of negative evidence which is difficult to overcome using projections of future taxable income for the purpose of determining the valuation allowance. We suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, we did not use the projection of future taxable income in determining our valuation allowance for periods through December

31, 2002. As we continue to generate profit from 2003 onwards, more positive evidence is available. We are using the available future taxable income projections in the near term in determining the size of our valuation allowance.

Results of Operations

     The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,

	2002	2003	2004

	%	%	%

Net sales	100.0	100.0	100.0
Cost of goods sold	84.0	77.6	76.4

Gross profit	16.0	22.4	23.6

Operating expenses	5.8	6.9	6.6
Selling	0.7	1.4	1.5
General and administrative	2.1	2.3	2.1
Research and development	3.0	3.2	3.0

Operating income	10.2	15.5	17.0

Net non-operating income (loss)	(2.2)	(0.6)	(0.4)

Income before income tax	8.0	14.9	16.6
Income tax benefit (expenses)	(0.0)	0.0	0.0

Net income	8.0	14.9	16.6

For the Years Ended December 31, 2004 and 2003

Net Sales

     Net sales increased 60.3% to NT$168,111.6 million (US$5,296.5 million) in 2004 from NT$104,860.6 million in 2003 due to a 60.5% increase in net sales of large-size panels and a 62.0% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 60.5% to NT$148,130.6 million (US$4,667.0 million) in 2004 from NT$92,274.0 million in 2003. This increase was primarily due to an increase in unit sales. Large-size panels sold increased 59.0% to 18,851.4 thousand panels in 2004 from 11,852.7 thousand panels in 2003. The average selling price per panel of our large-size panels remained relatively stable, increasing 0.9% to NT$7,858 (US$247.6) in 2004 from NT$7,785 in 2003, primarily as a result of an increase in average selling prices in the first half of 2004 caused by strong consumer demand which was partially offset by a decrease in average selling prices in the second half of 2004 resulting from an oversupply of panels in the TFT-LCD industry. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices in the second half of 2004. The increased demand was primarily due to consumers continuing to replace their CRT monitors with TFT-LCD monitors, increased bundling of TFT-LCD monitors and PCs by brand companies and increased demand for both notebook computers and LCD televisions.

     Net sales of small- to medium-size panels increased 62.0% to NT$19,208.0 million (US$605.2 million) in 2004 from NT$11,855.8 million in 2003. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales. Unit sales of our small- to medium-size panels increased 55.3% to 33,289.5 thousand panels in 2004 from 21,431.2 thousand panels in 2003. The average selling price per panel of our small- to medium-size panels increased 4.3% to NT$577 (US$18.2) in 2004 from NT$553 in 2003, primarily as a result of a shift in product mix to more medium-size panels being produced due to increasing demand for consumer electronic products using medium-sized TFT-LCD panels such as portable DVD players. The increase in unit sales of small- to medium-size panels was primarily due to new products which use small- to medium-size panels being introduced in the market, resulting in new customers, and the growing acceptance and use of TFT-LCD panels for consumer electronics products.

Cost of Goods Sold

     Cost of goods sold increased 57.8% to NT$128,468.3 million (US$4,047.5 million) in 2004 from NT$81,398.9 million in 2003. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased 60.3% in 2004 as compared to 2003, primarily as a result of an increase in unit sales of our panels. While we expected the average market prices of raw materials and components to decline in 2004 compared to 2003, despite the fluctuation of market prices for glass substrates, color filters and driver integrated circuits throughout 2004, the average market prices of raw materials and components remained relatively stable in 2004 compared to 2003. Overhead expenses, including depreciation and amortization expenses, increased 56.4% in 2004 compared to 2003, primarily due to increased production costs and capacity at our fabs and increased depreciation expenses associated with our in-house color filter production facility and our second fifth-generation fab, both of which commenced commercial production in 2004. Direct labor costs increased 27.6% in 2004 compared to 2003, primarily as a result of an increased number of employees due to our increased production capacity, the ramp-up of our second fifth-generation fab, the construction of our sixth-generation fab and the expansion of our module-assembly facilities in Suzhou, PRC.

     As a percentage of net sales, cost of goods sold decreased slightly to 76.4% in 2004 from 77.6% in 2003. This decrease was primarily as a result of a decrease in our cost of goods sold per panel for large-size panels and an increase in our net sales. The decrease in our cost of goods sold per panel for large-size panels was primarily as a result of lower fixed costs per panel for large-size panels. Fixed costs per panel (which include depreciation and amortization expenses, direct labor costs and utility and other overhead expenses) for large-size panels decreased due to improved production efficiency through yield rate improvement at our fifth-generation fabs, which was partially offset by a lower utilization rate in the second half of 2004.

Gross Profit

     Gross profit increased 69.0% to NT$39,643.3 million (US$1,249.0 million) in 2004 from NT$23,461.8 million in 2003. Gross margin, which is gross profit divided by net sales, was 23.6% in 2004 as compared to 22.4% in 2003. The improvement in gross margin was primarily as a result of an increase in net sales.

     Under U.S. GAAP, gross profit increased 64.9% to NT$32,855.6 million (US$1,035.1 million) in 2004 from NT$19,919.7 million in 2003. Gross margin, which is gross profit divided by net sales, was 19.5% in 2004 as compared to19.0% in 2003. The improvement in gross margin was primarily as a result of an increase in net sales, which resulted in lower per unit costs from lower absorption of fixed costs.

Operating Expenses

     Operating expenses increased 52.9% to NT$11,036.0 million (US$347.7 million) in 2004 from NT$7,217.0 million in 2003. As a percentage of net sales, operating expenses decreased to 6.6% in 2004 from 6.9% in 2003. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2004. Selling expenses increased 75.4% to NT$2,447.1 million (US$77.1 million) in 2004 from NT$1,395.0 million in 2003, primarily due to increases in selling commissions, transportation costs and marketing expenses as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.5% in 2004 from 1.4% in 2003. General and administrative expenses increased 46.9% to NT$3,577.3 million (US$112.7 million) in 2004 from NT$2,435.6 million in 2003, primarily as a result of the ramp-up costs at our fifth-generation fabs prior to commercial production at such facilities and the establishment of our sixth-generation fab. General and administrative expenses as a percentage of net sales decreased slightly to 2.1% in 2004 from 2.3% in 2003. Research and development expenses increased 48.0% to NT$5,011.6 million (US$157.9 million) in 2004 from NT$3,386.4 million in 2003, primarily due to the additional expenses associated with the installation of equipment at our new research and development facility, the AUO Technology Center, and royalties and license fees related to the transfer of new technologies. Research and development expenses as a percentage of net sales decreased to 3.0% in 2004 from 3.2% in 2003.

     Under U.S. GAAP, operating expenses increased 92.8% to NT$12,686.8 million (US$399.7 million) in 2004 from NT$6,581.8 million in 2003. As a percentage of net sales, operating expenses increased to 7.5% in 2004 from

6.3% in 2003. The increase in operating expenses was primarily due to expansion, increase of sales related expenses as a result of an increase in unit sales of our panels and an increase of employee compensation expense. Selling expenses increased 62.5% to NT$2,093.2 million (US$65.9 million) in 2004 from NT$1,288.3 million in 2003, primarily due to increases in selling commissions, transportation costs and marketing expenses as a result of increased sales and an increase in employee compensation costs. Selling expenses as a percentage of net sales was approximately the same in 2004 and in 2003. General and administrative expenses increased 121.5% to NT$6,232.8 million (US$196.4 million) in 2004 from NT$2,813.9 million in 2003, primarily as a result of the ramp-up costs at our fifth-generation fabs prior to commercial production at such facilities and the establishment of our sixth-generation fab, and a result of an increase in compensation costs. General and administrative expenses as a percentage of net sales increased to 3.7% in 2004 from 2.7% in 2003. Research and development expenses increased 75.9% to NT$4,360.8 million (US$137.4 million) in 2004 from NT$2,479.6 million in 2003, primarily due to the additional expenses associated with the installation of equipment at our new research and development facility, the AUO Technology Center, and a result of an increase in compensation costs. Research and development expenses as a percentage of net sales increased to 2.6% in 2004 from 2.4% in 2003.

Operating Income and Operating Margin

     As a result of the foregoing, operating income increased 76.1% to NT$28,607.3 million (US$901.3 million) in 2004 from NT$16,244.8 million in 2003, and operating margin increased to 17.0% in 2004 from 15.5% in 2003.

     Under U.S. GAAP, as a result of the foregoing, operating income increased 51.2% to NT$20,168.8 million (US$635.4 million) in 2004 from NT$13,337.9 million in 2003, and operating margin decreased to 12.0% in 2004 from 12.7% in 2003.

Net Non-Operating Expenses and Losses

     We had net non-operating expenses and losses of NT$583.1 million (US$18.4 million) in 2004 compared to net non-operating expenses and losses of NT$671.5 million in 2003. We had lower net non-operating expenses and losses in 2004 as compared to 2003 primarily as a result of investment gain on equity method investments and a decrease in net interest expense. We had a gain on equity method investments of NT$34.3 million (US$1.1 million) compared to a loss of NT$14.4 million in 2003. We had a net interest expense of NT$621.4 million (US$19.6 million) in 2004 compared to a net interest expense of NT$658.1 million in 2003, principally as a result of a reduction in the amount of average outstanding debt and lower interest rates.

     Under U.S. GAAP, we had net non-operating expenses and losses of NT$1,592.9 million (US$50.1 million) in 2004 compared to net non-operating expenses and losses of NT$852.6 million in 2003. We had higher net non-operating expenses and losses in 2004 as compared to 2003 primarily as a result of an impair loss on securities available-for-sale which was partially offset by an investment gain on equity method investments. We recognized other-than-temporary impairment losses on securities available-for-sale of NT$922.9 million (US$29.1 million) in 2004 compared to none in 2003. We had a gain on equity method investments of NT$279.7 million (US$8.8 million) in 2004 compared to a loss of NT$177.8 million in 2003.

Income Tax Expense

     We recorded an income tax expense of NT$61.3 million (US$1.9 million) in 2004 compared to an income tax benefit of NT$86.7 million in 2003. We recorded an income tax expense in 2004 primarily due to income tax being assessed against us as a result of an increase in net income. While we used a portion of our outstanding tax credits to offset the income tax amount owed, the amount of tax credits that may be applied in any year is limited to 50% of the income tax payable for that year. We recorded an income tax benefit in 2003 due primarily to the fact that we generated more investment tax credits, combined with the recognition of additional net deferred income tax assets generated in 2003 due to our assessment that we would be able to realize certain of our deferred tax assets based on future profitability.

     Under U.S. GAAP, we recorded an income tax expense of NT$463.4 million (US$14.6 million) in 2004 compared to an income tax benefit of NT$3,230.1 million in 2003. We did not use the projection of future taxable income in determining the deferred tax asset valuation allowance for periods through December 31, 2002. However, as we continue to generate profits from 2003 onwards, more positive evidence is available. We are using the available future taxable income projections in determining the size of the valuation allowance. As a result, we released valuation allowance in 2003 and the income tax benefit increased in 2003. We recorded an income tax expense in 2004 primarily due to income tax being assessed against us as a result of an increase in net income.

Net Income

     As a result of the foregoing, net income increased 78.6% to NT$27,962.9 million (US$881.0 million) in 2004 from NT$15,659.9 million in 2003.

     Under U.S. GAAP, as a result of the foregoing, net income increased 15.3% to NT$18,112.5 million (US$570.7 million) in 2004 from NT$15,715.4 million in 2003

For the Years Ended December 31, 2003 and 2002

Net Sales

     Net sales increased 38.5% to NT$104,860.6 million in 2003 from NT$75,689.2 million in 2002 due to a 38.0% increase in net sales of large-size panels and a 76.1% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 38.0% to NT$92,274.0 million in 2003 from NT$66,852.5 million in 2002. The increase in net sales of large-size panels was primarily due to an increase in unit sales, offset by a decrease in average selling prices. Large-size panels sold increased 42.4% to 11,852.7 thousand panels in 2003 from 8,321.6 thousand panels in 2002. The average selling price per panel of our large-size panels decreased 3.1% to NT$7,785 in 2003 from NT$8,034 in 2002, primarily as a result of decreases in average selling prices resulting from an oversupply of panels in the TFT-LCD industry during the second half of 2002. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices. The increased demand was reflected in the increased rate of replacement of TFT-LCD for CRT monitors, increased bundling of TFT-LCD monitors and PCs by brand companies and increased demand for notebook computers.

     Net sales of small- to medium-size panels increased 76.1% to NT$11,855.8 million in 2003 from NT$6,731.4 million in 2002. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales, offset by a decrease in average selling prices. Unit sales of our small- to medium-size panels increased 135.7% to 21,431.2 thousand panels in 2003 from 9,092.1 thousand panels in 2002. The average selling price per panel of our small- to medium-size panels decreased 25.3% to NT$553 in 2003 from NT$740 in 2002, primarily as a result of intense competition and shift in product mix. The increase in unit sales of small- to medium-size panels was due to increased demand as a result of wider industry acceptance of the use of TFT-LCD panels for consumer electronics products.

Cost of Goods Sold

     Cost of goods sold increased 28.0% to NT$81,398.9 million in 2003 from NT$63,606.2 million in 2002. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased 22.4% in 2003 as compared to 2002, primarily as a result of an increase in unit sales of our panels, partially offset by decreases in average market prices of raw materials and components. Overhead expenses, including depreciation and amortization expenses, increased by 40.3% in 2003 compared to 2002, primarily due to increased production costs and the purchase of additional equipment and machinery for our fabs. Direct labor costs increased by 29.5% in 2003 compared to 2002, primarily as a result of an increased number of employees due to our increased production capacity and the ramp-up of our fifth-generation fabs and our module-assembly facilities in Suzhou, PRC.

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

Gross Profit

     Gross profit increased 94.2% to NT$23,461.8 million in 2003 from NT$12,083.0 million in 2002. Gross margin, which is net sales less cost of goods sold, was 22.4% in 2003 as compared to 16.0% in 2002. The improvement in gross margin was primarily as a result of an increase in net sales due to an increase in unit sales and a substantial reduction in cost of goods sold per panel for most of our panels sold.

Operating Expenses

     Operating expenses increased 65.2% to NT$7,217.0 million in 2003 from NT$4,369.1 million in 2002. As a percentage of net sales, operating expenses increased to 6.9% in 2003 from 5.8% in 2002. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2003. Selling expenses increased 168.3% to NT$1,395.0 million in 2003 from NT$520.0 million in 2002, primarily due to increases in selling commissions, transportation costs and marketing expenses as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.3% in 2003 from 0.7% in 2002. Administrative expenses increased 50.7% to NT$2,435.6 million in 2003 from NT$1,616.0 million in 2002, primarily as a result of the ramp-up costs at our fifth-generation fabs prior to commercial production at such facilities. General and administrative expenses as a percentage of net sales increased slightly to 2.3% in 2003 from 2.1% in 2002. Research and development expenses increased 51.6% to NT$3,386.4 million in 2003 from NT$2,233.1 million in 2002, primarily due to the additional expenses for the development of advanced process and product technologies. Research and development expenses as a percentage of net sales increased to 3.2% in 2003 from 3.0% in 2002.

Operating Income and Operating Margin

     As a result of the foregoing, operating income increased 110.6% to NT$16,244.8 million in 2003 from NT$7,713.9 million in 2002, and operating margin increased to 15.5% in 2003 from 10.2% in 2002.

Net Non-Operating Expenses and Losses

     We had net non-operating expenses and losses of NT$671.5 million in 2003 compared to net non-operating expenses and losses of NT$1,691.1 million in 2002. We had lower net non-operating expenses and losses in 2003 as compared to 2002 primarily as a result of realized and unrealized gains in short-term investments and a decrease in net interest expense. We had a gain on market price recovery of short-term investments of NT$126.9 million in 2003, as compared to a short-term investment permanent impairment loss of NT$650.6 million in 2002, primarily as a result of an improvement in the market prices of our short-term investments due to the recovery of market conditions on the Taiwan Stock Exchange. The short-term investment permanent impairment loss in 2002 was due primarily to the write-off of our short-term investment in PixTech in the amount of NT$523.7 million. We had a net interest expense of NT$658.1 million in 2003 compared to a net interest expense of NT$951.1 million in 2002, principally as a result of lower levels of debt and lower interest rates.

Income Tax Benefit

     We recorded an income tax benefit of NT$86.7 million in 2003 compared to an income tax expense of NT$0.1 million in 2002. We recorded an income tax benefit in 2003 due primarily to the fact that we generated more investment tax credits, combined with the recognition of additional net deferred income tax assets generated in 2003 due to our assessment that we would be able to realize certain of our deferred tax assets based on future profitability.

Net Income

     As a result of the foregoing, net income increased 160.0% to NT$15,659.9 million in 2003 from NT$6,022.7 million in 2002.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

     The corporate income tax rate in Taiwan applicable to us is 25%. Prior to January 20, 2001, the corporate income tax rate in Taiwan applicable to us was 20% for our products produced in the Hsinchu Science Park and 25% for our products produced elsewhere in Taiwan. However, we did not generate any income in any year except 2000, 2002, 2003 and 2004. In 2000, although we generated income before tax, we applied certain loss carryforwards that we accumulated from previous years to offset the tax liability to which we could otherwise have been subject. In 2003, we recorded an income tax benefit due primarily to the fact that we generated more investment tax credits and recognized additional net deferred income tax assets. As a result, we did not incur any income tax expense during any of our fiscal years, except 2002 and 2004.

Recognition of Deferred Tax Assets

     Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP than under U.S. GAAP. This difference has a significant impact on us because we have a significant amount of deferred tax assets as a result of the various tax credits available to us under ROC governmental tax incentive programs and net operating loss carryforwards. Please see note 22 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification of these differences. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2004 amounted to NT$2,970.4 million (US$93.6 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the projection of income before tax for future years. If we do not achieve the projection of income before tax for future years, the amount of the deferred tax assets recognized may be significantly reduced.

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

The tax exemption period will commence in 2005 and will expire in 2009.

Capitalization of retained earnings in 2001 for the purchase of equipment used at our previous early generation fab and 3.5-generation fab.

The tax exemption period is five years for our previous early generation fab and our 3.5-generation fab.

We have not yet designated the year from which we will use this tax exemption.

Capitalization of retained earnings in 2003 for the purchase of equipment used at our fifth-generation fab.

The tax exemption period is five years.

We have not yet designated the year from which we will use this tax exemption.

Issuance of ADS in 2002 for the purchase of equipment used at our fifth-generation fab.

The tax exemption period is five years.

We have not yet designated the year from which we will use this tax exemption.

Capitalisation of retained earnings in 2004 for the purchase of equipment used at our sixth-generation fab.

The tax exemption period is five years.

We have not yet designated the year from which we will use this tax exemption.

Issuance of ADS in 2004 for the purchase of equipment used at our fifth-generation fab.

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

Loss Carryforwards

As of December 31, 2004, we have loss carryforwards of NT$2,393.7 million (US$75.4 million) available.

Tax Credits

     We also benefit from certain tax credits under ROC law that may be applied toward reducing our tax liabilities. Prior to April 2002, we received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the ROC becoming a member of the World Trade Organization, the ROC

Ministry of Economic Affairs amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. This rate was subsequently reduced to 11% in July 2004. We also receive tax credits at a rate of 10% for the purchase of production technology and at a rate of 13% for the purchase of pollution control equipment. As of December 31, 2004, we had accumulated NT$10,541.5 million (US$332.1 million) of these tax credits. These tax credits are expected to expire four years after the end of the year in which we received the equipment. As of December 31, 2004, NT$1,712.1 million (US$53.9 million), NT$2,285.7 million (US$72.0 million), NT$1,952.1 million (US$61.5 million) and NT$4,591.6 million (US$144.7 million) of these tax credits are expected to expire in 2005, 2006, 2007 and 2008, respectively.

     We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the proceeding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2004, we had accumulated NT$910.4 million (US$28.7 million) of these tax credits. These tax credits are expected to expire four years after the year expenses are incurred. As of December 31, 2004, NT$65.4 million (US$2.1 million), NT$189.9 million (US$6.0 million), NT$252.6 million (US$8.0 million) and NT$402.5 million (US$12.7 million) of these tax credits are expected to expire in 2005, 2006, 2007 and 2008, respectively.

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

5.B. Liquidity and Capital Resources

     We need cash primarily for capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to expand our capacity has been largely dependent upon, and to a certain extent will continue to depend upon, our financing capability through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our expansion plans, including plans for newer generation fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may need to rely on external borrowings and securities offerings. Other than as described below in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

     As of December 31, 2004, our primary source of liquidity was NT$17,797.7 million (US$560.7 million) of cash and cash equivalents and NT$1,586.5 million (US$50.0 million) of short-term investments. As of December 31, 2004, we had total short-term credit lines of NT$17,015.1 million (US$536.1 million), of which we had borrowed NT$6,183.0 million (US$194.8 million) as of December 31, 2004. All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

     As of December 31, 2004, we had outstanding long-term borrowings of NT$47,418.5 million (US$1,494.0 million). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2004 ranged between 1.8% and 5.0% per year.

     In November 2001, we issued an aggregate principal amount of NT$10,000.0 million of convertible bonds due November 2008. The convertible bonds have been fully converted into our shares as of October 2003. The convertible bonds had a stated interest rate of 2.0% and an effective interest rate of 4.50% . The initial conversion price was NT$15.80 per share, subject to adjustment. The conversion price was adjusted to NT$14.9 per share based on the resolution of our board of directors’ meeting on June 16, 2003, to reflect the stock dividend distributed in 2003. As of December 31, 2002 and 2003, the total principal amount of convertible bonds which had been converted into our shares totaled NT$8,748.7 million and NT$10,000 million, respectively, which amounted to NT$5,537.1 million and NT$6,376.0 million, respectively, for our shares and a premium of NT$3,315.3 million and NT$3,795.0 million, respectively, recorded as capital surplus.

     In November 2003, we entered into a NT$35.0 billion seven-year syndicated credit facility, for which International Commercial Bank of China acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2004, NT$9.0 billion has been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in April 2004.

     In June 2004, we entered into a NT$55 billion and US$150 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2004, NT$3 billion has been drawn down under this credit facility.

     In June 2004, we issued an aggregate of 30,000,000 ADSs representing 300,000,000 shares of our common stock. The net proceeds from the offering were approximately NT$15,967.2 million. We used the net proceeds for the construction of and purchase of equipment and machinery for our production facilities, including the ramping up of our fifth-generation fabs and the construction of our sixth-generation fab.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as liquidity ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.

     The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, amounted to NT$89,345.0 million (US$2,814.9 million) as of December 31, 2004.

     Net cash provided by operating activities amounted to NT$20,821.7 million in 2002, NT$37,041.5 million in 2003 and NT$49,393.6 million (US$1,556.2 million) in 2004. Our depreciation and amortization was NT$12,989.9 million in 2002, NT$16,294.6 million in 2003 and NT$25,309.3 million (US$797.4 million) in 2004. Our notes and accounts payable increased NT$1,322.0 million in 2002, NT$11,413.0 million in 2003 and NT$5,026.6 million (US$158.4 million) in 2004. Increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity. Our depreciation and amortization and increases in our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$1,203.9 million in 2002, NT$6,898.7 million in 2003 and NT$5,203.5 million (US$163.9 million) in 2004 and increases in inventories of NT$1,770.7 million in 2003 and NT$6,517.3 million (US$205.3 million) in 2004.

     Net cash used for investing activities was NT$18,125.0 million in 2002, NT$40,339.4 million in 2003 and NT$87,010.2 million (US$2,741.3 million) in 2004. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$18,035.3 million in 2002, NT$39,300.6 million in 2003 and NT$81,868.7 million (US$2,579.4 million) in 2004. These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings and the issuance of shares.

     Net cash provided by financing activities was NT$16,754.3 million in 2002, reflecting primarily our share issuance totaling NT$19,170.3 million, partially offset by our repayment of long-term loans and bonds of NT$5,104.1 million. Net cash used by financing activities was NT$4,672.6 million in 2003, reflecting primarily our repayments of long-term loans and bonds of NT$10,792.1 million, partially offset by borrowings of NT$8,740.4 million under long-term loans. Net cash provided by financing activities was NT$37,615.2 million (US$1,185.1 million), in 2004, reflecting primarily our issuance of shares in connection with our ADS follow-on offering totaling NT$15,967.2 million (US$503.1 million) and long-term loans and bonds of NT$28,315.8 million (US$892.1 million) partially offset by our repayment of long-term loans and bonds of NT$6,892.1 million (US$217.1 million) and a cash dividend distribution of NT$5,208.3 million (US$164.1 million).

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. Substantially all of our investments in capital expenditures are located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	16,715.1	40,424.1	80,814.5	2,546.1
Land and building purchases	1,874.5	3,990.0	2,233.3	70.4

     We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. As of December 31, 2002, 2003 and 2004, our prepayments for purchases of land amounted to NT$30 million, NT$28 million and NT$0 million, respectively. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2002, 2003 and 2004, prepayments for purchases of equipment amounted to NT$10,055 million, NT$11,753 million and NT$38,037.4 million (US$1,198.4 million), respectively.

     For the year ended December 31, 2004, our capital expenditures amounted to NT$83,047.8 million (US$2,616.5 million), primarily for purchase of equipment to build our sixth-generation fab, including the color filter production facilities to be located at our sixth-generation fab, and the expansion of our existing fabs and our module-assembly operations.

     We estimate our capital expenditures to be approximately NT$70.0 billion to NT$80.0 billion for 2005, primarily for the purchase of equipment to complete our third fifth-generation fab, including a second color filter production facility, the ramp-up of our sixth-generation fab and the establishment of our planned 7.5 -generation fab. As of June 1, 2005, we have made commitments to purchase approximately NT$59.3 billion of equipment and machinery. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

     We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements for at least the next 12 months. We frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

5.C. Research and Development

     We incurred research and development costs of NT$2,233.1 million, NT$3,386.4 million and NT$5,011.5 million (US$157.9 million) in 2002, 2003 and 2004, respectively, which represented 3.0%, 3.2% and 3.0%, respectively, of our net sales.

     Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories, including notebook computers, desktop monitors, LCD TVs, consumer electronics and general industrial applications. Each of these teams focuses on development of our existing products for its respective markets. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have two research and development teams that are dedicated to the development of LTPS and OLED, respectively. In addition, we have two research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2004, we employed approximately 717 research and development engineers in our company.

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

     We completed the establishment of a dedicated flat panel research and development center, the AUO Technology Center, in the third quarter of 2004. The research activities at the AUO Technology Center have initially been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, OLED, LTPS and plasma display. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies. As of December 31, 2004, we had invested a total of NT$879.0 million (US$27.7 million) in the AUO Technology Center.

5.D. Trend Information

     For trend information, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

     We have, from time to time, entered into non-derivative financial instruments, including letters of credit to finance or secure our purchase payment obligations. As of December 31, 2004, we had off-balance sheet outstanding letters of credit of US$9.7 million and JP¥3,144.1 million. In addition, we have entered into interest rate swap transactions to hedge our interest rate exposure arising out of our long-term borrowing facilities. As of December 31, 2004, we had interest rate swaps contracts with a total notional amount of NT$24.5 billion and with the maturity dates ranging from January 2008 to July 2009. We also entered into foreign currency forward contracts to economically hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2004, we had outstanding foreign currency forward contracts of US$518.5 million and NT$6,872 million with settlement dates ranged from January to March 2005.

5.F. Tabular Disclosure of Contractual Obligations

     The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2004.

		Payments due by Period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	NT$	NT$	NT$	NT$	NT$

		(in millions)
Contractual Obligations
Long-term debt obligations(1)	53,418.5	7,084.4	23,464.2	16,904.1	5,965.8
Operating lease obligations(2)	1,433.0	95.4	190.7	190.7	956.2
Purchase obligations(3)	71,283.2	59,283.2	12,000.0	—	—

Total	126,134.7	66,463.0	35,654.9	17,094.8	6,922.0

(1)	Includes principal payment obligations only, as our interest obligations relating to the majority of our long-term debt are floating rate obligations.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)	Include purchase orders for the machinery and equipment at our fabs. We have already begun to place orders related to the installation of machinery and equipment at our new sixth-generation and our third fifth-generation fabs, together with the color filter production facilities housed at such fabs. As of December 31, 2004, we had made commitments of approximately NT$31.3 billion (US$1.0 billion), primarily relating to the sixth-generation fab and color filter production, and approximately NT$23.5 billion (US$0.7 billion), relating to the third fifth-generation fab, which commitments may be cancelled subject to the payment of certain penalties.

     In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on net sales of our panels.

     We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current and debt-equity ratios and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2004, we were in compliance with all financial covenants and other technical requirements under our credit facilities.

U.S. GAAP Reconciliation

     The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP for the periods indicated.

	For the Year Ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in millions, except per share data)
Net income in accordance with
ROC GAAP	6,022.7	15,659.9	27,962.9	881.0
U.S. GAAP	4,938.9	15,715.4	18,112.5	570.7
Shareholders’ equity in accordance with
ROC GAAP	77,828.0	92,654.5	130,565.6	4,113.6
U.S. GAAP	90,592.2	106,978.9	142,685.6	4,495.5
Cash flows from operating activities in accordance with
ROC GAAP	20,821.7	37,041.5	49,393.6	1,556.2
U.S. GAAP	21,227.5	36,987.3	48,943.8	1,542.0
Cash flows from investing activities in accordance with
ROC GAAP	(18,125.0)	(40,339.4)	(87,010.2)	(2,741.3)
U.S. GAAP	(18,549.9)	(40,339.4)	(88,001.0)	(2,772.6)
Cash flows from financing activities in accordance with

	For the Year Ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in millions, except per share data)

ROC GAAP	16,754.3	(4,672.6)	37,615.2	1,185.1
U.S. GAAP	16,773.4	(4,618.4)	38,066.2	1,199.3

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

     We recorded NT$8,730.4 million of acquired intangible assets as part of the purchase price for Unipac, of which NT$53.5 million was assigned to in-process research and development assets that were then written off at the date of acquisition in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” Those write-offs were included in research and development expenses in 2001. The remaining NT$8,676.9 million of acquired intangible assets have a weighted average useful life of approximately 88 months and no estimated residual value. These intangible assets include large-size TFT-LCD product and manufacturing process technologies of NT$3,123.6 million and small- to medium-size TFT-LCD panel product and manufacturing process technologies of NT$5,553.3 million. The key technology for small and medium-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita, product technologies developed by Unipac and three related patents.

     We also recorded NT$11,599.7 million in goodwill. In accordance with U.S. GAAP Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” goodwill arising from a purchase accounting business combination consummated after June 30, 2001 is not amortized but is tested for impairment. Effective January 1, 2002, for U.S. GAAP purposes, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result, we test goodwill for impairment on at least an annual basis at the reporting unit level.

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

     The carrying amount of the convertible bonds was NT$1,206.0 million as of December 31, 2002 and NT$0 as of December 31, 2003 and 2004, and the related unamortized discount from the beneficial conversion feature was NT$80.9 million as of December 31, 2002 and NT$0 as of December 31, 2003 and 2004. The effective interest rate of the bonds was approximately 6%.

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

     After our adoption of SFAS No. 133, as amended, none of our existing derivatives met the U.S. GAAP hedge accounting criteria. As a result, all derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date amounted to a charge of NT$22.2 million and NT$(249.6) million in 2003 and 2004, respectively, and are included in other non-operating income for U.S. GAAP purposes. In addition, we reclassified NT$9.4 million and NT$2.8 million, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts during 2003 and 2004, respectively. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of our results of operations under U.S. GAAP.

Income Taxes

     Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the available projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent than under U.S. GAAP. Under U.S. GAAP, cumulative losses in recent years are significant piece of negative evidence, which is difficult to overcome using projections of future taxable income for the purpose of determining the valuation allowance. We suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, we did not use the projection of future taxable income in determining our net deferred tax asset valuation allowance for the periods through December 31, 2002. However, we started to generate profits in 2003, and expect to continue to generate profit going forward. Therefore, more positive evidence is available that the use of available future taxable income projections in determining the size of the valuation allowance is appropriate. As a result, we reversed a valuation allowance of NT$1,869.1 million in 2003.

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

Marketable Securities and Equity-Method Investments

     Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market price. Under U.S. GAAP securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Equity securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Equity securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. We had no trading or held-to-maturity portfolios as of December 31, 2004. At December 31, 2004, the unrealized loss of one of our available-for-sale securities, which has been in a continuous unrealized loss position for more than twelve months, amounted to NT$922.9 million. We have determined that the impairment is other than temporary, and as a result, the unrealized loss of NT$922.9 million has been written off to current operations.

     In March 2003, we purchased a 20% ownership in FDTC, recording the investment at NT$436.3 million, and equity method goodwill of NT$240.2 million. The equity method goodwill will not be amortized in accordance with SFAS No. 142, but will be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Under ROC GAAP, the income and goodwill of FDTC is recognized using the equity method and recorded in the following year. The equity method goodwill will be amortized over five years using the straight-line method, and the amortization is recorded as investment loss. In August 2004, we sold half of our ownership in FDTC and beginning in September 2004, we recognized income and goodwill of FDTC using the cost method. We sold our remaining 10% ownership in May 2005.

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

     As permitted under ROC GAAP, we recognize our equity in the income (loss) of Patentop in the following year on a one-year lag basis. Under U.S. GAAP, we recognize our equity in the income (loss) of Patentop in the current year with no lag.

Recent U.S. GAAP Accounting Pronouncements

     In November 2004, the FASB issued SFAS No. 151, “Inventory Cost.” SFAS No. 151 amends the guidance contained in the Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on our results of operations or financial position.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges for Nonmonetary Assets.” This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on our results of operations or financial position.

     In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share Based Payment.” This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This statement is effective for fiscal periods beginning after June 15, 2005. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition. We are currently evaluating these transition methods. The adoption of SFAS 123R is not expected to have a material impact on our results of operations.

     On April 14, 2005, the SEC adopted a new rule which amends the compliance date to allow registrants to elect to adopt the revised standard beginning of the first annual period that begins after June 15, 2005. We have elected to defer the required adoption until the beginning of the first quarter of 2006.

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

     The following table sets forth information regarding all of our directors and supervisors as of June 1, 2005. The business address of all of our directors and supervisors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company

Kuen-Yao (K.Y.) Lee	53	Chairman	2007	9	Chairman and Chief
					Executive Officer of BenQ;
					Director of Darfon
					Electronics Corp.

Hsuan Bin (H.B.) Chen	54	Director	2007	8	Chairman of Wellypower Optronics Corporation

Hsi-Hua Sheaffer Lee(1)	50	Director	2007	9	President and Chief Operating Officer of BenQ; Chairman of Darfon Electronics Corp.

Po-Yen Lu(1)	54	Director	2007	8	Director of Cando Corporation

Hui Hsiung(1)	52	Director	2007	9

Chin-Bing Peng(2)	52	Director	2007	1	President of iD SoftCapital Inc.

Cheng-Chu Fan	53	Director	2007	1	Senior Advisor, WK Technology Fund

Vivien Huey-Juan Hsieh	52	Director	2007	1	Advisor, China Development Asset Management Corporation

T.J. Huang	59	Director	2007	1	Chairman, Systex
					Corporation; President, Asia Vest Partners TCW/YFT (Taiwan) Ltd.

Chieh-Chien Chao	61	Supervisor	2007	1	Director, Professional Training Center, MOEA

Ko-Yung (Eric) Yu(1)	49	Supervisor	2007	9	Chief Financial Officer of BenQ; Chairman of Daxon Technology Inc.; Supervisor of Darfon Electronics Corp.

Shin Chen(3)	57	Supervisor	2007	*	Senior Executive Vice
					President, CDIB

(1)	Representing BenQ.

(2)	Representing Darly 2 Venture Ltd.

(3)	Representing CDIB.

*	Joined our company as supervisor after CDIB reappointed its representative on October 20, 2004.

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

     Chin-Bing Peng has been our director since April 2004. He is also the President of iD SoftCapital Inc. Mr. Peng received a Master’s of Business Administration degree from National Chengchi University in Taiwan in 1980.

     Cheng-Chu Fan has been a director of our company since April 2004. He is also the senior advisor to WK Technology Fund and Chairman of Gatax Technology Co., Ltd. Mr. Fan was a president of Microsoft, Taiwan from 1992 to 2001 and the president of WK Technology Fund from 2001 to 2003. Mr. Fan received a Bachelor’s degree in electrical engineering from National Taiwan University in 1974.

     Vivien Huey-Juan Hsieh has been a director of our company since April 2004. Ms. Hsieh is also the advisor of China Development Asset Management Company. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, in Texas.

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

     Chieh-Chien Chao has been a supervisor of our company since April 2004. He is also the Director of Professional Training Center of MOEA. Mr. Chao was the Chairman of Chiao Tung Bank from 1994 to 2000, the Chairman of The Farmers Bank of China from 2000 to 2003 and the Chairman of Small and Medium Business Credit Guarantee Fund from 2003 to 2004. Mr. Chao received a Ph.D. in economics from National Taiwan University in 1974.

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

     Shin Chen has been a supervisor of our company since October 2004. He is also a Senior Executive Vice President at China Development Industrial Bank. Mr. Chen was Chief Executive Officer of Chinatrust Venture Capital Corp. from 2001 to 2004 and Chief Executive Officer of Central Investment Holdings Company from 1996 to 2000. Mr. Chen received a Ph.D. in Business Administration from Nova University in Fort Lauderdale, Florida in 1986 and a Master’s of Business Administration from California State University at Long Beach in 1976.

Executive Officers

     The following table sets forth information regarding all of our executive officers as of June 1, 2005.

Name	Age	Position	Years with Us

Kuen-Yao (K.Y.) Lee	53	Chairman and Chief Executive Officer	9
Hsuan Bin (H.B.) Chen	54	President and Chief Operating Officer	8
Po-Yen Lu	54	Executive Vice President	8
Hui Hsiung	52	Executive Vice President	9
Max Cheng	43	Chief Financial Officer; Chief Accounting Officer; and Controller	7

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

6.B. Compensation of Directors, Supervisors and Executive Officers

     According to our articles of incorporation, we may distribute up to 1% of our annual distributable earnings in cash to our directors and supervisors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” We did not pay compensation to our directors and supervisors for their services rendered in 2001 due to our net loss in that year. The aggregate compensation paid in 2004 to our directors and supervisors for their services was approximately NT$70.5 million (US$2.2 million). We pay our executive officers monthly salaries, in addition to employee bonuses. The aggregate compensation paid in 2004 to our executive officers for their services was approximately NT$80.4 million (US$2.5 million).

     We have a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Our accrued pension cost for the year ended December 31, 2004 was NT$139.4 million (US$4.4 million). See note 12 of notes to consolidated financial statements.

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

6.D. Employees

Employees

     The following table provides a breakdown of our employees by function as of December 31, 2002, 2003 and 2004.

	As of December 31,

Function	2002	2003	2004

Production	7,181	10,359	14,142
Technical(1)	1,967	2,642	3,278
Sales and marketing	108	509	375
Management and administration	863	1,073	2,112

Total	10,119	14,583	19,907

(1)	Includes research and development personnel.

     The following table provides a breakdown of our employees by geographic location as of December 31, 2002, 2003 and 2004.

	As of December 31,

Location	2002	2003	2004

Taiwan(1)	7,635	8,272	10,544
Suzhou, Jiangsu Province, PRC(2)	2,474	6,286	9,329
Others	10	25	34

Total	10,119	14,583	19,907

(1)	Employed by AU Optronics Corp.

(2)	Employed by AU Optronics (Suzhou) Corp.

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

     Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our annual distributable earnings. The amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share, and paid to our employees in Taiwan based on individual performance and job seniority. We did not allocate any such amount for employees in Taiwan in 2002 for work performed in 2001 due to our net loss in 2001. We paid NT$433.6 million in bonus shares to our employees in 2003 for work performed in 2002. We paid NT$887.9 million in bonus shares and NT$380.5 million (US$12.0 million) in cash bonuses to our employees in 2004 with respect to 2003.

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

     We do not have an employee option plan as of December 31, 2004. We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

     The table below sets forth the share ownership, as of June 1, 2005, of the legal entities represented by our directors and supervisors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer	7,070,376	*
Hsuan Bin (H.B.) Chen, Director, President and Chief Operating Officer	4,681,623	*
Hsi-Hua Sheaffer Lee, Director(1)	657,370,440	13.26%
Po-Yen Lu, Director and Executive Vice President(1)	657,370,440	13.26%
Hui Hsiung, Director and Executive Vice President(1)	657,370,440	13.26%
Chin-Bing Peng, Director(2)	1,399,036	*
Cheng-Chu Fan, Director	—	—
Vivien Huey-Juan Hsieh, Director	—	—
T.J. Huang, Director	—	—
Chieh-Chien Chao, Supervisor	—	—
Ko-Yung (Eric) Yu, Supervisor(1)	657,370,440	13.26%
Shin Chen, Supervisor(3)	40,868,112	*
Max Cheng, Chief Financial Officer, Chief Accounting Officer and Controller		*

(1)	Represents shares held by BenQ.
(2)	Represents shares held by Darly 2 Venture Ltd.
(3)	Represents shares held by CDIB.
*	Less than 1%.

     None of our directors, supervisors or executive officers has voting rights different from those of other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     BenQ is our major shareholder. As of June 1, 2005, BenQ beneficially owned 13.32% of our outstanding shares. Three of our directors and one of our supervisors are representatives of BenQ.

     UMC was one of our major shareholders, holding 11.31% and 9.74% of our outstanding shares as of December 31, 2002 and December 31, 2003, respectively. As of April 15, 2005, UMC owns 1.44% of our outstanding shares. Prior to our shareholders’ meeting on April 29, 2004, three of our directors and one of our supervisors were representatives of UMC. UMC is no longer represented on our current board of directors and supervisors.

     There have been no changes in our major shareholders or significant changes in the amount of shares BenQ holds since June 1, 2005.

     The following table sets forth information known to us with respect to the beneficial ownership of our shares as of June 1, 2005, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and supervisors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)

BenQ(1)
157, Shan-Ying Road,
Gueishan, Taoyuan 333,
Taiwan, ROC	660,449,476	13.32%	13.32%
All directors and supervisors as a group(2)	711,389,587	14.35%	14.35%

(1)	Formerly Acer Communications and Multimedia Inc.

(2)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors and supervisors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director or supervisor is a legal representative.

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

     As of December 31, 2004, approximately 4,958.0 million of our shares were outstanding. We believe that, of such shares, approximately 934.4 million shares in the form of ADSs were held by approximately 40,584 holders in the United States as of April 18, 2005.

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

BenQ and Related Companies

BenQ

     BenQ is our major shareholder, owning directly and indirectly a 13.32% equity interest in our company as of June 1, 2005. In addition, three of our nine directors and one of our three supervisors are legal representatives of BenQ. In 2004, we purchased 5.47% of BenQ’s outstanding shares in order to establish a long-term strategic relationship with BenQ.

     We sell panels for desktop monitors and LCD television to BenQ. We generated net sales to BenQ in the amount of NT$5,823.4 million in 2002, and NT$1,534.7 million in 2003 and NT$2,310.9 million (US$72.8 million) in 2004, and our receivables from these sales were NT$558.7 million as of December 31, 2003 and NT$475.8 million (US$15.0 million) as of December 31, 2004.

     We also purchase printed circuit boards from BenQ. We also purchased TFT-LCD monitors, projectors, mobile phones and notebook computers from BenQ for use in our business. Our purchases from BenQ amounted to NT$1,177.0 million in 2002, NT$218.4 million in 2003. We did not make any purchases from BenQ in 2004.

BenQ (IT) Co., Ltd. Suzhou (“BQS”)

     BQS, an affiliate of our company, was 100% indirectly owned by BenQ as of March 31, 2005. We sell desktop monitor display panels to BQS. We generated net sales to BQS in the amount of NT$9,922.9 million in 2002, NT$18,781.4 million in 2003 and NT$30,030.2 (US$946.1 million) in 2004, and our receivables from these sales was NT$3,083.7 million as of December 31, 2002, NT$3,598.5 million as of December 31, 2003 and NT$4,007.5 million (US$126.3 million) as of December 31, 2004.

BenQ Mexicana S.A. De C.V. (“BQX”)

     BQX, an affiliate of our company, was 84.5% owned by BenQ as of March 31, 2005. We sell panels for desktop monitors to BQX. We generated net sales to BQX in the amount of NT$721.6 million in 2002, NT$1,569.5 million in 2003 and NT$850.7 million (US$26.8 million) in 2004, and our receivables from these sales was NT$157.9 million as of December 31, 2002 and NT$178.2 million as of December 31, 2003 and NT$85.1 million (US$2.7 million) as of December 31, 2004.

Acer Inc.

     Acer Inc. is our affiliate, owning a 9.52% equity interest in BenQ as of March 31, 2005. We sell notebook computer display panels to Acer Inc. We generated net sales to Acer Inc. in the amount of NT$853.7 million in 2002, NT$3,894.7 million in 2003 and NT$6,733.6 million (US$212.1 million) in 2004. Our receivables from these sales were NT$219.0 million as of December 31, 2002, NT$801.0 million as of December 31, 2003 and NT$521.8 million (US$16.4 million) as of December 31, 2004.

Wistron Corp.

     Wistron Corp., an affiliate of our company, was 33.51% owned by Acer Inc. as of March 31, 2005. We sell notebook computer display panels to Wistron. We generated net sales to Wistron in the amount of NT$1,017.7 million in 2002, NT$736.3 million in 2003 and NT$931.7 million (US$29.4 million) in 2004.

Wistron Infocomm (Philippines) Corp.

     Wistron Infocomm (Philippines) Corp., an affiliate of our company, was 100.0% owned by Wistron Corp. as of March 31, 2005. We sell notebook computer display panels to Wistron Infocomm (Philippines) Corp. We generated net sales to Wistron Infocomm (Philippines) Corp. in the amount of NT$2,104.3 million in 2002, NT$641.7 million in 2003 and NT$906.9 million (US$28.6 million) in 2004, and our receivables from these sales were NT$35.6 million, NT$177.8 million and NT$53.8 million (US$1.7 million) as of December 31, 2002, 2003 and 2004, respectively.

Min Tour Inc.

     Min Tour Inc., an affiliate of our company, was 100.0% indirectly owned by Acer Inc. as of September 30, 2003. In 2000, we entered into lease agreements with Min Tour for land, buildings, dormitories and equipment. We paid Min Tour related rent and administration fees in the amount of NT$62.7 million in 2001, NT$67.2 million in 2002 and NT$89.3 million in 2003. In September 2003, Min Tour was acquired by Acer Building Maintenance Management Corp., a wholly owned subsidiary of Acer Inc., and the obligations of Min Tour Inc. under these agreements were assumed by Acer Building Maintenance Management Corp. after the acquisition. We paid Acer Building Maintenance Management Corp. related rent and administration fees in the amount of NT$89.5 million in 2004. As security for our obligations under the lease agreement, we made refundable deposits, the outstanding balance of which amounted to NT$867.0 million as of December 31, 2004.

Cando Corporation

     We owned 21.47% of Cando Corporation as of March 31, 2005. We purchased color filters from Cando Corporation in the amount of NT$1,494.4 million in 2003 and NT$2,551.1 million (US$80.4 million) in 2004.

Other Related Company

Fujitsu Display Technologies Corporation (“FDTC”)

     FDTC was 10% owned by our company as of March 31, 2005. We purchased a 20% ownership interest in FDTC in March 2003 and sold a 10% ownership interest in August 2004. We sold our remaining 10% ownership in FDTC in May 2005. We purchased liquid crystals, backlight units, driver integrated circuits and polarizers from FDTC in the amount of NT$310.7 million in 2003 and NT$316.1 million (US$10.0 million) in 2004. We sold display panels for notebook and desktop computers to FDTC in the amount of NT$769.5 million in 2003 and NT$2,538.8 million (US$80.0 million) in 2004.

     We entered into a Joint Research and Development and Cost Sharing Agreement with FDTC in March 2003 for joint research and development of TFT-LCD technologies. This agreement was terminated in July 2004. We paid NT$244.6 million and NT$182.3 million (US$5.7 million) as cost shared for research and development project under this agreement in 2003 and 2004, respectively.

7.C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

     8.A.1. See Item 17 for our audited consolidated financial statements.

     8.A.2. See Item 17 for our audited consolidated financial statements, which cover the last three financial years.

     8.A.3. See page F-2 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm.”

     8.A.4. Not applicable.

     8.A.5. Not applicable.

     8.A.6. See note 21 to our consolidated financial statements included in Item 17 of this annual report for the amount of our export sales.

8.A.7. Litigation

     On September 17, 2003, Sharp Corporation filed a suit in the United States District Court of Northern District of California against us and six other co-defendants, including BenQ, alleging infringement of certain of Sharp Corporation’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Sharp Corporation’s patents; (2) a preliminary and permanent injunction on the infringement of the patents through manufacture, use, import, offer for sale and/or sale of the infringing products and systems; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Sharp Corporation, together with prejudgment interest, costs and disbursements as determined by the court; and (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful and deliberate nature of the infringement. A trial date has been set for July 25, 2005. As of the date of this report it is not possible to predict the outcome or likely outcome of the litigation, or the total costs of resolving the litigation.

     On April 13, 2004, Commissariat A L’Energie Atomique, a French government agency, filed a lawsuit against us, our U.S. subsidiary and sixteen other defendants in the United States Federal District Court for the District of Delaware. The suit alleges infringement of certain patents. The parties are currently in discovery. At this stage of the proceedings it is not possible to predict the outcome or likely outcome of the litigation, or the final costs of resolving the suit.

     On January 19, 2005, Guardian Industries Corp. filed a suit in the United States District Court for the District of Delaware against us and thirteen other co-defendants, including BenQ, alleging infringement of certain of Guardian Industries Corp.’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Guardian Industries Corp.’s patents; (2) a permanent injunction on further infringement of the patents; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Guardian Industries Corp., together with prejudgment interest as determined by the court; (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful infringement; and (5) Guardian Industries Corp.’s reasonable attorney’s fees, expenses and costs incurred in the action. On June 1, 2005, we entered into a licence agreement with Guardian Industries Corp. for its patents relating to retardation film technology.

     On February 24, 2005, Thomson Licensing S.A. and Thomson Licensing Inc. filed an action with the United States International Trade Commission against us and BenQ, alleging infringement of certain U.S. patents through the importation and sale in the U.S. of certain color TV receivers, color display monitors and components thereof ("accused products"). The action seeks, among other things, (1) the commencement of an investigation by the International Trade Commission to remedy the unlawful importation in the U.S., the sale for importation into the U.S. and/or the sale within the U.S. after importation by BenQ of the accused products; (2) the issuance of a permanent exclusion order excluding from entry into the U.S. all accused products manufactured by or for BenQ, that infringe one or more of the patents; and (3) a cease and desist order directing BenQ to immediately cease the importation into the U.S., sale for importation in the U.S. and sale in the U.S. after importation of the accused products and to immediately cease the demonstration, sale, use and movement or shipment of U.S. inventory of the accused products. On March 9, 2005, Thomson Licensing S.A. also filed a suit in the United States District Court for the Northern District of California against us and BenQ, alleging infringement of the same patents that are the subject of the action filed with the International Trade Commission. The lawsuit filed in California has been automatically stayed pending the outcome of the action filed with the International Trade Commission. As of the date of this report it is not possible to predict the outcome or likely outcome of the litigation, or the total costs of resolving the litigation.

8.A.8. Dividends and Dividend Policy

     The following table sets forth as a percentage the stock dividends per share paid during 2001 on the shares outstanding on the relevant record date for each of Acer Display and Unipac. Other than in 2001, neither company had previously paid any stock dividends. In addition, neither company had previously paid any cash dividends.

Dividend Paid in 2001	Stock Dividend Per Share(1)	Dividend Payment Date	Total Number of Shares Issued as Stock Dividend(2)	Aggregate Stock Dividend Amount		Outstanding Shares as of August 31, 2001(4)

				NT$(3)	US$
			(in thousands)		(in thousands)
Acer Display Technology, Inc	1.60	September 3, 2001	208,300	2,083,000	59,514	1,458,300,000

Unipac Optoelectronics Corporation	1.42	July 9, 2001	227,120	2,271,200	64,891	1,757,120,000

(1)	Stock dividends are declared in NT dollars per share. A shareholder receives as a stock dividend the number of shares equal to the NT dollar amount per share of the dividend declared, multiplied by the number of shares owned by the shareholder, and divided by the par value of NT$10.00 per share. Fractional shares are not issued, but are paid in cash.

(2)	Total number of shares issued as stock dividends includes shares issued from retained earnings and from capital reserves.

(3)	The NT dollar amount of stock dividends paid is calculated based upon the par value of NT$10.00 per share.

(4)	The merger of Acer Display and Unipac was completed on September 1, 2001.

     No cash or stock dividends were distributed for the year 2001 due to our net loss in that year. We distributed cash dividends of NT$0.5 per share on August 11, 2003 and stock dividends of NT$0.5 per share for the year 2002 on July 31, 2003. We distributed a cash dividend of NT$1.2 per share on July 23, 2004 and a stock dividend of NT$0.5 per share on July 12, 2004 for the year 2003.

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

     We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

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

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low

	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2000:	57.26	15.84	1,506.54
Third Quarter (from September 8)	57.26	40.20	467.03
Fourth Quarter	38.58	15.84	1,754.04
2001	35.62	11.38	36,889.47
2002	58.57	15.24	93,256.21	12.33	4.30	733.59
2003	49.90	16.86	95,656.02	14.80	4.81	438.40
First Quarter	23.90	18.29	66,511.04	7.03	5.33	147.22
Second Quarter	24.48	16.86	71,756.44	7.08	4.81	187.35
Third Quarter	48.20	24.38	165,645.71	14.58	7.00	604.15
Fourth Quarter	49.90	38.60	73,940.05	14.80	11.21	797.31
2004	78.50	41.40	97,560.92	27.93	12.47	3,274.97
First Quarter	63.50	41.40	86,004.93	21.05	12.47	2,860.20
Second Quarter	78.50	48.90	107,158.69	27.93	15.24	4,152.33
Third Quarter	50.50	37.50	87,191.13	15.77	11.08	3,062.58
Fourth Quarter	46.20	33.20	69,850.15	14.38	9.77	2,360.43
December	46.20	41.00	64,694.52	14.38	12.58	1,751.69
2005 (through May 31):	53.90	41.50	61,980.66	17.74	12.73	1,932.55
First Quarter	49.90	41.50	58,172.41	16.48	12.73	2,056.82
January	45.60	41.50	68,588.05	15.47	12.73	2,271.09
February	49.90	47.70	64,845.83	16.48	15.15	2,135.78
March	49.75	42.00	46,086.39	16.20	13.44	1,793.84

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low

	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)

Second Quarter (through May 31)	53.90	45.45	66,996.41	17.74	14.57	1,752.05
April	50.70	45.45	72,214.85	16.22	14.57	2,026.00
May	53.90	49.60	62,026.48	17.74	16.10	1,478.11

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

Shares

     As of June 1, 2005, our authorized share capital was NT$58 billion, divided into 5.8 billion shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 4,958,040,897 shares were issued. In November 2001, we issued NT$10,000 million principal amount of convertible bonds, which became eligible in February 2002 for conversion into approximately 637,600,750 shares. As of December 31, 2004, holders of our convertible bonds had exercised conversion rights to receive 637,600,750 of our shares, including our shares and entitlement certificates.

     On April 29, 2004, our shareholders approved the issuance of 305,803,656 shares of common stock for purposes of distributing stock dividends and employee bonuses. The stock issuance was authorized by and registered with the government authorities. On June 23, 2004, we issued 300 million shares of our common stock in the form of 30 million ADSs . Each ADS represents the right to receive 10 shares of common stock. The public offer price per ADS was US$16.00.

     All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Shares and Preemptive Rights

     The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the ROC Securities and Futures Bureau and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

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

  any amendment to our articles of incorporation;

  our dissolution or amalgamation;

  a merger or spin-off;

  transfers of the whole or a substantial part of our business or properties;

  the acquisition of the entire business of another company which would have a significant impact on our operations;

  the distribution of any stock dividend; or

  the removal of directors or supervisors.

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

     Except for trust enterprises or share transfer agents approved by the ROC Securities and Futures Bureau, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our shares, the votes of those shareholders in excess of 3% of our total issued shares will not be counted. Voting rights attached to our shares that are exercised by our shareholders’ proxy shall be subject to ROC proxy regulations.

     You will not be able to exercise voting rights on the shares underlying your ADSs on an individual basis.

Dividends and Distributions

     We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve 10% of our annual earnings for that fiscal year until our legal reserve equals our paid-in capital.

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

     Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

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

     In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC Securities and Futures Bureau, for the following purposes:

  to transfer shares to our employees;

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

Shareholders may bring suit against our directors and supervisors under the following circumstances:

  Shareholders who have continuously held 3% or more of the total number of issued and outstanding shares for a period of one year or longer may request in writing that a supervisor institute an action against a director on our behalf. In case the supervisor fails to institute an action within 30 days after receiving suchrequest, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

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

Transfer Restrictions

     Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC Securities and Futures Bureau at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000.

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

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381 6288. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

10.C. Material Contracts

     License from Matsushita. Unipac entered into a five-year Technology Assistance and Patent License Agreement with Matsushita effective as of October 30, 1998, which provides for the non-transferable and non-exclusive license and technical support to manufacture TFT-LCD panels between 13.3 inches and 19.0 inches at our previous second-generation fab and our 3.5 -generation fab. The agreement provides for a fixed license fee, and, subject to a maximum payment requirement, ongoing royalty payments at a percentage of the sales of the panels we manufacture using the licensed technology. Currently, we pay royalties for production of 13.3 -inch and 14.1 -inch TFT-LCD panels manufactured at one of our 3.5 -generation fabs. This agreement expired on October 31, 2003, and we are entitled to a grace period of three years during which we can continue using the license while proceeding with negotiation efforts for license renewal.

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

     The ROC’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

Preemptive Rights

     Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a nonresident are exempted from income tax, but may be subject to a ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

  25% of the gains realized for non-Taiwan entities; and

  35% of the gains realized for non-Taiwan individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

     Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or shares.

Tax Treaty

     Taiwan does not have an income tax treaty with the United States. Taiwan has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, United Kingdom, Senegal and Sweden, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

     The following is a discussion of the material United States federal income tax consequences of the ownership and disposition of our ADSs or shares. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders (as defined below), hold the ADSs or shares as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary is based on the Internal Revenue Code of 1986, as amended, the “Code”, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, it is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the United States federal income tax consequences applicable to U.S. Holders subject to special treatment under the United States federal income tax laws, such as:

  dealers and traders in securities or foreign currencies;

  certain financial institutions;

  insurance companies;

  tax-exempt organizations;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for alternative minimum tax;

  persons holding ADSs or shares as part of a hedge, straddle, conversion transaction, or other integrated transaction;

  persons owning, or treated as owning, 10% or more of our voting stock;

  U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; or

  persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     If a partnership holds our ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or shares, you are urged to consult your tax advisor.

     You are urged to consult your tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of ADSs or shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

     For United States federal income tax purposes, a U.S. Holder who is the beneficial owner of an ADS will generally be treated as the owner of the shares underlying its ADS. However, the United States Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by parties to whom the ADSs are released. Deposits or withdrawals of shares actually or constructively by U.S. Holders for ADSs will not be subject to United States federal income tax.

     We believe, and this discussion assumes, that we were not considered a passive foreign investment company for 2004 as discussed below.

Taxation of Dividends

     Distributions you receive on your ADSs or shares, other than certain pro rata distributions of common shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under United States federal income tax principles). The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes. The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     Dividends paid in New Taiwan dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

     Subject to limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be entitled to a credit against your United States federal income taxes for the amount of any ROC taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of a ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your United States federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable ROC taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

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

     It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to United States federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations––Dividends”. Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. Any ROC tax of this nature will be creditable against your United States federal income tax liability as a foreign tax credit, subject to applicable limitations and restrictions. The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

     For U.S. federal income tax purposes, when you sell or otherwise dispose of your ADSs or shares, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and your adjusted tax basis in the ADSs or shares, determined in U.S. dollars. Any such gain or loss will be long-term gain or loss if you held the ADSs or shares for more than one year. For foreign tax credit limitation purposes, such gain or loss will, subject to exceptions, be treated as United States source. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

     We believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2004. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our ADSs or shares, certain adverse consequences could apply to you.

     If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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

     As of December 31, 2004, we had U.S. dollar- and Japanese yen-denominated savings accounts of US$24.7 million and ¥3,638.2 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$72.0 million and ¥12,210.5 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$649.8 million as of December 31, 2004, which represents 96.4% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of ¥1,047.0 million attributable to our Japanese operations as of December 31, 2004, which represents 1.5% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$525.5 million and ¥22,621.9 million, respectively, relating to our overseas vendors.

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

     As of December 31, 2004, we had 38 outstanding interest rate swap agreements with eight major international financial institutions, having a total notional principal amount of NT$24,500 million.

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

	Expected Maturity Date							Fair Value at December 31, 2004
	2005	2006	2007	2008	2009	Thereafter	Total

				(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	72,000	—	—	—	—	—	72,000	72,000
Average interest rate	0.935%	—	—	—	—	—	0.935%	0.935%
Fixed rate (NT$)	5,500,197	—	—	—	—	—	5,500,197	5,500,197
Average interest rate	0.677%	—	—	—	—	—	0.677%	0.677%
Fixed rate (JP¥)	12,210,534	—	—	—	—	—	12,210,534	12,210,534
Average interest rate	0.022%	—	—	—	—	—	0.022%	0.022%
Fixed rate (CNY)	106,000	—	—	—	—	—	106,000	106,000
Average interest rate	1.696%	—	—	—	—	—	1.696%	1.696%
Liabilities Bonds:
Secured (NT$)(1)	—	—	1,000,000	2,500,000	2,500,000	—	6,000,000	5,784,437
Fixed rate	—	—	1.43%	1.43%	1.43%	—	1.43%	1.43%
Secured Long-term Loans:
Variable rate (NT$)	5,896,110	6,887,044	10,498,156	5,931,489	5,931,489	7,243,523	42,387,811	42,387,811
Average interest rate	2.16%	2.46%	2.88%	3.31%	3.62%	3.80%	3.18%	2.00%
Interest Rate Swaps(2):
Variable to fixed (NT$)	—	—	500,000	17,000,000	7,000,000	—	24,500,000	(313,902)
Pay rate	—	—	2.10%	2.12%	2.14%	—	2.10%	2.10%

(1)	NT$5,500 million are variable rate and NT$500 million are fixed rate.
(2)	90-day Taipei Money Market Secondary middle rate settled quarterly (1.237% as of December 31, 2004).

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

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2004:

(in thousands)
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$505,000
Average contractual exchange rate	NT$32.574 per US$
Contracts to sell NT$/Buy Japanese yen:
Aggregate contract amount	NT$6,400,303
Average contractual exchange rate	JPY3.219 per NT$
Contracts to sell US$/Buy Japanese yen:
Aggregate contract amount	US$13,500
Average contractual exchange rate	JPY103.008 per US$
Contracts to sell NT$/Buy US$:
Aggregate contract amount	NT$472,000
Average contractual exchange rate	US$0.032 per NT$
Fair value of all forward contracts	NT$368,275

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Vivien Huey-Juan Hsieh is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F.

ITEM 16B. CODE OF ETHICS

     Our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior. Although, we have not adopted a written code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Auditors

     KPMG Certified Public Accountants, our principal independent auditor, began serving as our auditor upon the formation of our company in 2001. The head auditors currently responsible for our audit are Mei-Yu Tseng and Kuen-Huei Chen. Mr. Chen has been serving in his role since the incorporation of AU Optronics. Ms. Tseng has been serving in her role since the second quarter of 2004, when she took over for Shing Hai Wei who had until then served as our head auditor since our incorporation.

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

Independent Auditor Fees

     We paid the following fees for professional services to KPMG for the years ended December 31, 2003 and 2004.

	Year ended December 31,

Services	2003	2004

	NT$	NT$
	(in thousands)
Audit Fees	8,379	9,450
Tax Fees(1)	1,160	1,350

Total	9,539	10,800

(1) Fees related to tax and audit documentary review.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm dated April 26, 2005.

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2003 and 2004.

(c)	Consolidated Statements of Operations of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004.

(d)	Consolidated Statements of Changes in Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004.

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004.

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 18. FINANCIAL STATEMENTS

     The Company has elected to provide financial statements for fiscal year 2004 and the related information pursuant to Item 17 in lieu of Item 18.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (in Chinese, with English translation) (incorporated herein by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F as filed with the Commission on May 5, 2004).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.1	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. And Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333- 87418) as filed with the Commission on May 1, 2002).

4.2	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(m) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.10	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.11	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module- assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.12	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

8.1	List of Subsidiaries.

31.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp.,

pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

31.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU OPTRONICS CORP

By:	/s/ KUEN-YAO (K.Y.) LEE

	Name:	Kuen-Yao (K.Y.) Lee
	Title:	Chief Executive Officer

Date: June 3, 2005

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

Date: June 3, 2005

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

Date: June 3, 2005

By:	/s/ MAX CHENG

	Name:	Max Cheng
	Title:	Chief Financial Officer

AU OPTRONICS CORP.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002, 2003 and 2004

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China.

The consolidated financial statements as of and for the year ended December 31, 2004, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(v) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)
April 26, 2005

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars)

	2003	2004

	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	17,962,082	17,797,663	560,732
Short-term investments, net (notes 4 and 16)	2,286,504	1,586,504	49,984
Notes and accounts receivable, net (note 5)	11,438,339	15,297,617	481,967
Receivables from related parties (note 17)	5,522,640	5,420,358	170,774
Inventories, net (note 6)	9,956,128	15,884,989	500,472
Other current financial assets (note 16)	285,142	603,270	19,007
Prepayments and other current assets	435,776	693,999	21,865
Net deferred tax assets (note 14)	2,795,733	2,462,903	77,596

Total current assets	50,682,344	59,747,303	1,882,397

Long-term investments (notes 7 and 16):
Equity method	701,432	5,577,403	175,627
Cost method	185,329	373,285	11,855

	886,761	5,950,688	187,482

Property, plant and equipment (notes 8, 17 and 18):
Land	159,996	159,996	5,041
Buildings	14,445,741	16,648,783	524,536
Machinery and equipment	105,436,010	145,842,129	4,594,900
Leasehold improvements and other equipment	4,676,882	8,237,077	259,517

	124,718,629	170,887,985	5,383,994
Less: accumulated depreciation and amortization	(39,856,546)	(62,243,912)	(1,961,055)
Construction in progress	3,909,682	13,061,619	411,519
Prepayment for purchases of land and equipment	11,780,752	38,037,431	1,198,407

Net property, plant and equipment	100,552,517	159,743,123	5,032,865

Intangible assets	2,237,936	1,062,747	33,483

Other assets:
Idle assets, net (note 8)	1,492,584	1,259,621	39,686
Refundable deposits (note 17)	1,154,925	1,128,964	35,569
Deferred charges	1,034,574	1,265,318	39,865
Net deferred tax assets (note 14)	-	507,461	15,988
Restricted cash in bank	29,200	29,200	920

Total other assets	3,711,283	4,190,564	132,028

Total assets	158,070,841	230,694,425	7,268,255

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars except par value)

	2003	2004

	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 9)	300,795	6,183,004	194,802
Accounts payable	22,149,503	27,129,790	854,751
Payables to related parties (note 17)	1,019,031	750,582	23,648
Accrued expenses and other current liabilities	3,274,830	5,287,010	166,572
Equipment and construction in progress payable	6,153,328	7,165,981	225,771
Current installments of long-term liabilities (notes 10, 11, and 18)	6,892,110	7,084,416	223,202

Total current liabilities	39,789,597	53,600,783	1,688,746

Long-term liabilities:
Long-term borrowings excluding current installments (notes 10 and 18)	25,306,447	40,334,053	1,270,764
Bonds payable excluding current installments (notes 11 and 18)	-	6,000,000	189,036

Total long-term liabilities	25,306,447	46,334,053	1,459,800

Other liabilities (notes 12 and 14)	320,270	193,994	6,112

Total liabilities	65,416,314	100,128,830	3,154,658

Commitments and contingent liabilities (note 19)
Stockholders’ equity (note 13):
Capital stock:
Common stock, NT$10 par value	43,522,372	49,580,409	1,562,080

Capital surplus	32,197,790	45,165,093	1,422,970

Retained earnings:
Legal reserve	602,267	2,168,260	68,313
Unappropriated retained earnings	16,578,660	34,104,623	1,074,499

	17,180,927	36,272,883	1,142,812

Cumulative translation adjustment	4,419	(201,809)	(6,358)

Treasury stock	(250,981)	(250,981)	(7,907)

Total stockholders’ equity	92,654,527	130,565,595	4,113,597

Total Liabilities and Stockholders’ Equity	158,070,841	230,694,425	7,268,255

See accompanying notes to consolidated financial statements.

     AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2002	2003	2004

	NT$	NT$	NT$	US$

Net sales (note 17)	75,689,165	104,860,642	168,111,569	5,296,521
Cost of goods sold (note 17)	63,606,190	81,398,889	128,468,264	4,047,520

Gross profit	12,082,975	23,461,753	39,643,305	1,249,001

Operating expenses (notes 17 and 19):
Selling	520,016	1,394,998	2,447,102	77,098
General and administrative	1,615,959	2,435,619	3,577,327	112,707
Research and development	2,233,119	3,386,352	5,011,547	157,894

	4,369,094	7,216,969	11,035,976	347,699

Operating income	7,713,881	16,244,784	28,607,329	901,302

Non-operating income:
Interest revenue	280,410	161,121	174,898	5,510
Investment gain recognized by equity method investment, net (note 7)	-	-	34,268	1,079
Gain on market price recovery of short-term investments	-	126,883	-	-
Other income (notes 17 and 19)	261,409	242,840	291,809	9,194

	541,819	530,844	500,975	15,783

Non-operating expenses and losses:
Interest expense (notes 9 to 11 and 16)	1,231,514	819,240	796,279	25,087
Investment loss recognized by equity method investment, net (note 7)	10,475	14,449	-	-
Short-term investment permanent impairment loss	650,626	-	-	-
Foreign currency exchange loss, net (note 16)	210,815	-	-	-
Other loss (note 17)	129,510	368,680	287,827	9,068

	2,232,940	1,202,369	1,084,106	34,155

Income before income tax	6,022,760	15,573,259	28,024,198	882,930
Income tax expense (benefit) (note 14)	91	(86,669)	61,346	1,933

Net income	6,022,669	15,659,928	27,962,852	880,997

Earnings per common share (note 15):
Basic earnings per common share	1.65	3.65	5.82	0.18

Diluted earnings per common share	1.55	3.61

Basic earnings per common share-
retroactively adjusted	1.46	3.41

Diluted earnings per common share-
retroactively adjusted	1.39	3.38

See accompanying notes to consolidated financial statements.

     AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock				Retained Earnings

	Common shares	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Unappropriated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Total

Balance at January 1, 2002	2,970,581	29,705,816	-	17,998,396	232,014	(3,997,843)	8,902	-	43,947,285
Issuance of common stock for cash	500,000	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Transfer of legal reserve to unappropriated earnings	-	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to unappropriated earnings	-	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income for 2002	-	-	-	-	-	6,022,669	-	-	6,022,669
Purchase of treasury stock	-	-	-	-	-	-	-	(182,849)	(182,849)
Cumulative translation adjustment	-	-	-	-	-	-	18,249	-	18,249
Convertible bonds converted to common stock	553,613	5,536,129	1,012	3,315,293	-	-	-	-	8,852,434

Balance at December 31, 2002	4,024,194	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044
Appropriation for legal reserve	-	-	-	-	602,267	(602,267)	-	-	-
Cash dividends	-	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Issuance of shareholders stock dividends	200,692	2,006,917	-	-	-	(2,006,917)	-	-	-
Issuance of employee stock bonus	43,363	433,632	-	-	-	(433,632)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	(54,204)	-	-	(54,204)
Net income for 2003	-	-	-	-	-	15,659,928	-	-	15,659,928
Purchase of treasury stock	-	-	-	-	-	-	-	(68,132)	(68,132)
Cumulative translation adjustment	-	-	-	-	-	-	(22,732)	-	(22,732)
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	-	-	-	-	1,318,540

Balance at December 31, 2003	4,352,237	43,522,372	-	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527
Issuance of common stock for cash	300,000	3,000,000	-	12,967,194	-	-	-	-	15,967,194
Appropriation for legal reserve	-	-	-	-	1,565,993	(1,565,993)	-	-	-
Cash dividend	-	-	-	-	-	(5,208,285)	-	-	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	-	-	-	(2,170,119)	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(380,535)	-	-	(380,535)
Issuance of employee stock bonus	88,792	887,918	-	-	-	(887,918)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	(70,470)	-	-	(70,470)
Effect of disproportionate participation in investee’s capital
increase	-	-	-	109	-	(153,569)	-	-	(153,460)
Net income for 2004	-	-	-	-	-	27,962,852	-	-	27,962,852
Cumulative translation adjustment	-	-	-	-	-	-	(206,228)	-	(206,228)

Balance at December 31, 2004	4,958,041	49,580,409	-	45,165,093	2,168,260	34,104,623	(201,809)	(250,981)	130,565,595

See accompanying notes to consolidated financial statements.

     AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003	2004

	NT$	NT$	NT$	US$

Cash flows from operating activities:
Net income	6,022,669	15,659,928	27,962,852	880,997
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	11,498,954	14,780,225	23,653,128	745,215
Amortization of intangible assets and deferred charge	1,490,968	1,514,404	1,656,148	52,179
Provision for early redemption of convertible bonds and
amortization of discount for commercial paper	114,548	31,799	-	-
Unrealized exchange loss (gain), net	348,155	(70,837)	4,046	127
Provision for inventory devaluation	-	324,186	588,428	18,539
Loss (gain) from disposal property, plant and equipment	(3,293)	63,555	22,539	710
Provision for idle assets revaluation	-	75,594	136,574	4,303
Investment loss (gain) under equity method	661,101	(14,224)	(75,230)	(2,370)
Increase in notes and accounts receivable (including related parties)	(1,171,490)	(6,894,206)	(4,541,413)	(143,082)
Decrease (increase) in inventories	526,425	(1,770,744)	(6,517,288)	(205,334)
Decrease (increase) in prepayments and other current
assets	(484,340)	662,702	(299,920)	(9,449)
Increase in deferred tax assets, net	-	(86,669)	(294,415)	(9,276)
Increase in notes and accounts payable (including related
parties)	1,321,956	11,412,995	5,026,628	158,369
Increase in accrued expenses and other current liabilities	486,166	1,308,965	2,012,180	63,396
Increase in accrued pension liabilities and others	9,898	43,799	59,323	1,869

Net cash provided by operating activities	20,821,717	37,041,472	49,393,580	1,556,193

Cash flows from investing activities:
Decrease in short-term investments	1,144,082	974,003	708,756	22,330
Acquisition of property, plant and equipment	(18,035,305)	(39,300,566)	(81,868,673)	(2,579,353)
Proceeds from disposal of property, plant and equipment	78,719	10,954	-	-
Increase in long-term investments	(46,586)	(817,013)	(5,385,466)	(169,675)
Proceeds from disposal of long-term investments	-	-	230,736	7,270
Decrease in restricted cash in bank	97,342	23,000	-	-
Increase in intangible assets and deferred charges	(1,239,156)	(1,092,946)	(721,488)	(22,731)
Decrease (increase) in refundable deposits	(124,050)	(136,798)	25,961	818

Net cash used in investing activities	(18,124,954)	(40,339,366)	(87,010,174)	(2,741,341)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(1,815,517)	(469,649)	5,882,209	185,324
Increase (decrease) in guarantee deposits	21,585	(21,980)	1,455	46
Payment of long-term borrowings and bonds payable	(5,104,110)	(10,792,110)	(6,892,110)	(217,143)
Increase in long-term borrowings and bonds payable	4,664,932	8,740,405	28,315,772	892,116
Purchase of treasury stock	(182,849)	(68,132)	-	-
Issuance of common stock for cash	19,170,256	-	15,967,194	503,062
Cash dividend	-	(2,006,917)	(5,208,285)	(164,092)
Directors’ and supervisors’ remuneration and employees’
profit sharing	-	(54,204)	(451,005)	(14,209)

Net cash provided by (used in) financing activities	16,754,297	(4,672,587)	37,615,230	1,185,104

Effect of exchange rate change on cash	9,866	(24,631)	(163,055)	(5,137)

Net increase (decrease) in cash and cash equivalents	19,460,926	(7,995,112)	(164,419)	(5,181)
Cash and cash equivalents at beginning of year	6,496,268	25,957,194	17,962,082	565,913

Cash and cash equivalents at end of year	25,957,194	17,962,082	17,797,663	560,732

Supplemental disclosures of cash flow information:
Cash paid for interest expense	1,253,983	823,773	771,423	24,304

Cash paid (received) for income taxes	19,343	(15,581)	14,189	447

Additions to property, plant and equipment:
Increase in property, plant and equipment	18,589,628	44,414,072	83,047,775	2,616,502
Increase in equipment and construction in process payable	(554,323)	(5,113,506)	(1,179,102)	(37,149)

Cash paid	18,035,305	39,300,566	81,868,673	2,579,353

Supplementary disclosure of non-cash investing and
financing activities
Convertible bonds applying for conversion	8,852,434	1,318,540	-	-

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended December 31, 2002, 2003 and 2004

(1)	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”), and other flat panel displays used in a wide variety of applications, including notebook personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2003.

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

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (AUE), AU Optronics Korea Ltd. (AUK) and AU Optronics Corporation Japan (“AUJ”). AUS is engaged in the assembly of TFT-LCD module products in Mainland China. AUA, AUJ, AUE and AUK are mainly engaged in the sale of TFT-LCDs.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for investments in other technology companies.

As of December 31, 2004, AUO and its consolidated subsidiaries have 19,907 employees.

(2)	Summary of Significant Accounting Policies

(a)	Accounting principles and consolidation policy

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the“ Company”.

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
As of and for the years ended December 31, 2002, 2003 and 2004

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

(e)	Cash equivalents and restricted cash in bank

The Company considers all highly liquid investments, such as investments in government bonds with repurchase agreements, original with maturity of three months or less to be cash equivalents. Time deposits, which are provided as collateral, are classified as current assets or non-current assets depending on the term of the obligation secured by such collateral.

(f)	Short-term investments

Short-term investments, which consist primarily of marketable securities such as publicly listed stock, open-end mutual funds, are recorded at cost when acquired and are stated at the lower of aggregate cost or fair value at the balance sheet date. The fair value of listed stocks is determined by the average closing prices during the last month prior to the balance sheet date. The fair value for open-end mutual funds is determined by their net asset value at the balance sheet date. The amount by which the aggregate cost of the entire portfolio exceeds fair value is reported as a loss in the current year. In subsequent periods, recoveries of fair value are recognized as a gain to the extent that the fair value does not exceed the original aggregate cost of the investment. Valuation losses are recorded as non-operating expenses in the accompanying consolidated statements of operations. Losses due to permanent impairment are charged to the statement of operations at the time the impairment occurs. Stock dividends are not treated as income, but as an increase in shares held.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

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

Inventories are stated at the lower of cost or fair value. Cost is determined using the weighted-average method. The fair value of raw material is determined on the basis of replacement cost. Fair values of finished goods and work-in-process are determined on the basis of net realizable value. A provision for inventory obsolescence and devaluation is recorded when management determines that the fair values of inventories are less than its cost basis. The provision is calculated based on, in part, the number of months inventory items remain unsold.

(i)	Long-term investments

Long-term equity investments in which the Company is not able to exercise significant influence over the investee’s operations and financial policies, generally those in which it owns less than 20% of the investee’s voting shares are accounted for by the cost method if the investee is an unlisted company, otherwise, by the lower of cost or market value if the investee is a listed company. If there is evidence indicating that a decline in the value of an investment is other than temporary, then the carrying amount of the investment is reduced to reflect its net realizable value. The related loss is recognized in the accompanying consolidated statements of operations.

When the Company has significant influence over the operating, financial and dividend policies of investees or has the intention to hold the investment for a long term period, generally those in which it owns between 20 and 50 percent of the investee’s voting shares, those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the prorate excess of fair value over the carrying value of assets on the investee’s books. Allocated amount are amortized based on the method used for the related asset. Any unallocated amount shall be amortized over five years using the straight-line method. The amortization is recorded as investment income (loss) in the accompanying consolidated statements of operations.

If an investee company issues new shares and the Company does not acquire new shares in a proportion to its original ownership percentage, the Company’s equity in the investee’s net assets will be changed. The change in the equity interest shall be used to adjust the capital surplus and long-term investments accounts. If the Company’s capital surplus is not sufficient to offset the adjustment to long-term investment, then the difference shall be debited to retained earnings. If investees are unable to forward their audited financial statements in timely fashion, the Company recognizes the income (loss) of the investees in the following year. This time lag is consistent from period to period.

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
As of and for the years ended December 31, 2002, 2003 and 2004

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

The costs resulted from patent and license of the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized over the respective contract period of 3 to 15 years on a straight-line basis. The amortization of the technology fixed license fees is included in research and development expenses in the consolidated statements of operations. On-going royalty fees associated with product production and sales related to these licenses are included in costs of goods sold in the consolidated statements of operations.

(m)	Deferred charges

The cost of software systems, electrical facility installation charges, syndicated loan, bond issuances and land use right are accounted for as deferred charges. The costs of the software systems are amortized over the estimated useful lives of three years on a straight-line basis, and electrical facility installation charges are amortized over the estimated useful lives of five years on a straight-line basis. The expenses associated with the syndicated loan are amortized over the term of the debt on a straight-line basis. The expenses associated with issuing bonds payable and convertible bonds are amortized by using the straight-line method over the period from the issuance date to the maturity date (five or seven years). When the bondholder exercise the conversion option or the Company early extinguishes of convertible bonds, the unamortized issuance expenses will be

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004 write-off. The cost of land use right is amortized by using the straight-line method over twenty years.

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

AUO has established a noncontributory employee, defined benefit retirement plan (the Plan) covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employees’ retirement. Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. The plan is funded by contributions made by AUO, plus earnings thereon. On a monthly basis, AUO contributes two percent of wages and salaries to a pension fund maintained with the Central Trust of China. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

AUO has adopted Republic of China Statement of Financial Accounting Standards (SFAS) No. 18, “Accounting for Pensions”, for the plan. SFAS No. 18 requires AUO to perform an actuarial calculation on its pension obligation as of each fiscal year-end. Based on the actuarial calculation, AUO recognizes a minimum pension liability and net periodic pension costs covering the service lives of the Plan participants.

(p)	Treasury stock

The Company has adopted Republic of China SFAS No. 30, “Accounting for Treasury Stock” for treasury stock repurchased by the Company. SFAS No. 30 requires that treasury stock be accounted for under the cost method. The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to capital surplus or retained earnings.

(q)	Government grants

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

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

Income tax expense is reduced by investment tax credits in the year in which the credit arises, subject to any valuation allowance thereon.

(t)	Derivative financial instruments

(i)	Forward foreign currency exchange contracts

Forward foreign currency exchange contracts are entered to hedge currency fluctuations affecting foreign currency transactions. These forward exchange contract receivables and payables are recorded at the spot rate at the date of inception. The discount or premium is amortized on a straight-line basis over the life of the contract. Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation are charged or credited to current operations.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(u)	Earnings per common share

Earnings per share of common stock (“EPS”) is computed based on the weighted-average number of common shares and certificates exchangeable for common stock outstanding during the period. The Company issued convertible bonds in November 2001 all of which were converted as of December 31, 2003. Therefore, diluted EPS for the years ended December 31, 2002 and 2003 is disclosed to reflect the diluted effect of the assumed conversion of the convertible bonds as of the beginning of the period. EPS for prior periods has been retroactively adjusted to reflect the effects of stock issued from stock dividends and new common stock issued through unappropriated earnings and capital surplus.

(v)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2004 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2004, of NT$31.74 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at this rate or any other rate of exchange.

(3)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2003 and 2004 consisted of the following:

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Cash and bank deposits	14,662,388	14,136,984	445,399
Government bonds acquired under reverse
repurchase agreements	3,299,694	3,660,679	115,333

	17,962,082	17,797,663	560,732

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

Reverse repurchase agreements averaged NT$3,485,202 thousand and NT$3,602,679 thousand during the years ended December 31, 2003 and 2004, respectively. The maximum amount of such agreements outstanding at any month end was NT$4,472,289 thousand and NT$7,313,032 thousand during the years ended December 31, 2003 and 2004, respectively. The fair values of the securities held under these agreements as of December 31, 2003 and 2004 approximated their carrying amounts. None of the securities held under these agreements were repledged during the years ended December 31, 2003 and 2004.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(4)	Short-term Investments

Short-term investments as of December 31, 2003 and 2004 consisted of the following:
		December 31,

		2003	2004

		NT$	NT$	US$
		(in thousands)
	Publicly listed stocks	1,586,504	1,586,504	49,984
	Mutual funds	700,000	-	-

		2,286,504	1,586,504	49,984

	Fair value	2,746,416	1,638,292	51,616

(5)	Notes and Accounts Receivable

	Notes and accounts receivable as of December 31, 2003 and 2004, consisted of the following:

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Notes receivable	449,948	4,839	152
Accounts receivable	11,079,062	15,998,511	504,049
Less: Allowance for doubtful accounts and sales returns and discount	(90,671)	(705,733)	(22,234)

	11,438,339	15,297,617	481,967

(6)	Inventories

Components of inventories as of December 31, 2003 and 2004 consisted of the following:

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Finished goods	2,627,540	4,950,732	155,977
Work in process	4,488,753	8,608,715	271,226
Raw materials and spare parts	3,446,763	3,356,574	105,752

	10,563,056	16,916,021	532,955
Less: provision for inventory obsolescence and devaluation	(606,928)	(1,031,032)	(32,483)

	9,956,128	15,884,989	500,472

Insurance coverage on inventories	10,652,200	21,234,750	669,022

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(7)	Long-term Investments

Long-term investments as of December 31, 2003 and 2004 consisted of the following:

	December 31,

	2003		2004

	Percentage of ownership	Amount	Percentage of ownership	Amount

		NT$		NT$	US$
	(in thousands)
Equity method:
Patentop Ltd. (Patentop)	41.00%	26,836	41.00%	15,459	487
Raydium Semiconductor
Corporation (Raydium)	33.33%	21,917	32.79%	9,742	307
Cando Corporation (Cando)	12.31%	216,408	21.46%	1,445,805	45,551
Fujitsu Display Technologies
Corporation (FDTC)	20.00%	436,271	-	-	-
BenQ Inc. (BenQ)	-	-	5.47%	4,106,397	129,376

		701,432		5,577,403	175,721

The lower of cost or market
value:
Promate Electronic Co., Ltd.	0.53%	10,000	0.51%	10,000	315

Cost method:
Wellypower Optronic
Corporation Ltd.	1.41%	29,985	1.41%	29,985	945
Darly3 Venture Inc.	15.57%	70,490	15.57%	59,917	1,888
BVI Apower Optronics	13.90%	40,979	13.90%	40,978	1,291
Daxon Technology Inc.	0.31%	17,000	0.71%	17,000	535
StarBex International Inc.	7.50%	16,875	7.50%	16,875	532
FDTC	-	-	10.00%	198,530	6,255

		175,329		363,285	11,446

		886,761		5,950,688	187,482

Investments in affiliated companies accounted for under the equity method on December 31, 2004 consist of 41% of the common stock of Patentop, an intellectual property company, 32.79% of the common stock of Raydium, an IC design company, 21.46% of Cando, a color filter manufacturing company and 5.47% of BenQ, a manufacturer and distributor of computer peripheral equipment and communication products.

In November 2003, the Company purchased its 12.31% ownership in Cando concurrently with the purchase by a related party of 15.66% of Cando at the same time. The Company and the Company’s affiliates hold two boards of director seats in Cando, and have significant influence over Cando’s day-to-day operations. As such, the Company began account for its investment in Cando under the equity method of accounting effective upon its initial investment in 2003. In February and May 2004, the Company made additional investments in Cando resulting in a 21.46% ownership at December 31, 2004.

In March 2003, the Company purchased its 20% ownership in FDTC. Under the terms of the purchase agreement, the Company maintained a board of director seat, entered into a technology licensing agreement, and participated in, certain joint research and development projects related to TFT-LCD technologies. However, in August 2004, the Company sold half of its investment in FDTC and forfeited its right to appoint a member of the board of directors. The Company is no longer able to

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004 exercise significant influence over FDTC. The Company recorded this investment under cost method since September 2004.

In 2004, AUO purchased 126,600 thousand shares of BenQ via open market by its cash hand, represent 5.47% of BenQ’s total outstanding shares. The total investment amounted to NT$4,108,923 thousand. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is amortized based on the nature of their source, except for those from permanent assets. If the source of it cannot be identified, such difference is amortized over five years using the straight-line method. As the Company and BenQ share a common chairman and chief executive officer, a second officer board member, and have other commercial relationships, the Company is deemed to have significant influence over BenQ. As such, the Company accounts for its investment in BenQ under the equity method of accounting.

As Patentop and FDTC are unable to forward their stand-alone audited financial statements in a timely fashion, the Company recognizes the income (loss) of these investees in the following year.

The investment losses (gains) related to investment accounted for under the equity method were NT$10,475 thousand, NT$14,449 thousand and (NT$34,268)(US$1,080) thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

(8)	Idle Assets, Interest Capitalization and Insurance Coverage on Property, Plant and Equipment

Idle assets as of December 31, 2003 and 2004 consisted of the following:

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Cost:
Land	478,214	478,214	15,067
Buildings	544,421	544,421	17,153
Machinery and other equipment	1,072,672	1,081,990	34,089

	2,095,307	2,104,625	66,309
Less: accumulated depreciation	(527,886)	(633,593)	(19,962)

	1,567,421	1,471,032	46,347
Less: allowance for devaluation on idle assets	(74,837)	(211,411)	(6,661)

	1,492,584	1,259,621	39,686

Interest capitalized amounted to NT$211,458 thousand, NT$216,731 thousand and NT$516,436 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

The capitalization interest rates ranged from 2.99% to 5.04%, 2.27% to 5.23%, and 1.725% to 5.265% in 2002, 2003 and 2004, respectively.

Insurance coverage on property, plant and equipment amounted to NT$123,673,000 thousand and NT$228,821,240 thousand as of December 31, 2003 and 2004, respectively.

Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 19).

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(9)	Short-term Borrowings

Short-term borrowings are bank loans used for the purchase of raw materials and other routine business operations.

The interest rates on short-term borrowings outstanding as of December 31, 2003 and 2004 ranged from 1.52% to 5.23% and 1.40% to 2.90%, respectively.

(10)	Long-term Borrowings

The components of long-term borrowings as of December 31, 2003 and 2004, are summarized below:

			December 31,

Bank	Purpose	Term	2003	2004

			NT$	NT$	US$
			(in thousands)
International	Purchase of machinery,	From Dec. 23, 1999 through Dec. 23,	1,992,220	996,110	31,383
Commercial	equipment and building	2005. Repayable in 9 semi-annual
Bank of China		installments starting on Dec. 24, 2001
International	Purchase of machinery	From Dec. 21, 2000 through Dec. 21.	8,800,000	6,600,000	207,940
Commercial	and equipment	2007. Repayable in 10 semi-annual
Bank of China		installments starting on June 22, 2003
Chinatrust	Purchase of machinery,	From Sep. 21, 2000 through Sep. 21,	10,800,000	8,100,000	255,199
Commercial	equipment and building	2007. Repayable in 10 semi-annual
Bank		installments starting on Mar. 22, 2003
Chinatrust	Purchase of machinery,	From April 25, 2003 through April 25,	5,557,300	14,691,700	462,877
Commercial	equipment and building	2010. Repayable in 9 semi-annual
Bank		installments starting in April 2006
International	Purchase of machinery,	From May 11, 2004 through May 11,	-	9,000,000	283,554
Commercial	equipment and building	2011. Repayable in 9 semi-annual
Bank of China		installments starting in May 2007
Bank of Taiwan	Purchase of machinery,	From Dec. 18, 2004 through Dec. 18,	-	3,000,000	94,518
	equipment and building	2011. Repayable in 9 semi-annual
		installments starting in Dec. 2007
Citi Bank	Purchase of machinery,	From April 10, 2003 through	2,977,736	2,797,861	88,149
	equipment and building	November 14, 2007. Repayable in 6	(USD20,000	(USD20,000
		semi-annual installments starting on	(RMB560,000)	RMB560,000)
		May 14, 2005. Denominated in US
		dollars and Renminbi
		From Oct. 12, 2004 through Nov. 14,	-	925,512	29,159
		2007. Repayable on June 10, 2007		(RMB240,000)
Industrial and	Purchase of machinery,	From June 11, 2002 through June 10,	155,960	219,809	6,925
Commercial	equipment and building	2007. Repayable on June 10, 2007.	(RMB38,000)	(RMB57,000)
Bank of China		Denominated in US dollars and
		Renminbi
Industrial and	Purchase of machinery,	From April 11, 2002 through April 10,	238,044	231,378	7,290
Commercial	equipment and building	2007. Repayable on April 10, 2007.	(RMB58,000)	(RMB60,000)
Bank of China		Denominated in US dollars and
		Renminbi
Bank of China	Purchase of machinery,	From June 10, 2002 through Mar. 19,	681,297	640,146	20,168
	equipment and building	2007. Repayable in 5 semi-annual	(RMB166,000)	(RMB166,000)
		installments starting on Mar. 20, 2005.
		Denominated in US dollars and
		Renminbi
Industrial and	Purchase of machinery,	From Aug. 31, 2004 through Aug. 31,	-	154,252	4,860
commercial	equipment and building	2009. Repayable on Aug. 31, 2009
Bank of China

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

			December 31,

Bank	Purpose	Term	2003	2004

			NT$	NT$	US$
			(in thousands)
Standard	Purchase of machinery,	From Mar. 20, 2004 through Dec. 31,	-	61,701	1,944
Chartered Bank	equipment and building	2009. Repayable in 6 semi-annual
		installments starting on June 30, 2007

			31,202,557	47,418,469	1,493,966
Less: current portion			(5,896,110)	(7,084,416)	(223,202)

			25,306,447	40,334,053	1,270,764

Unused available balance (include short-term borrowing and commercial paper)			68,921,000	79,205,450	2,495,446

The Company entered into syndication loan agreements with several financial institutions to obtain credit facilities, for building construction projects and the purchase of TFT-LCD production line related machinery and equipment. The commitment fee is charged per annum, payable quarterly, based on the committed-to-withdraw but unborrowed balance, if any. No commitment fees were paid for the years ended December 31, 2003 and 2004. During the loan period, the current ratio, debt-equity ratio, times interest earned, tangible assets ratio and other financial ratios of the Company must comply with certain restrictions as specified in the agreements. The Company has complied with the aforementioned debt covenants in 2003 and 2004.

Interest rates on long-term borrowings outstanding as of December 31, 2003 and 2004 ranged from 1.70% to 5.02% and 1.77% to 5.02%, respectively.

The long-term borrowings are all secured. Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 19).

As of December 31, 2004 long-term borrowings and bonds payable that will become due during the next five years and thereafter are as follows:

NT$

(in thousands)
2005	7,084,416
2006	9,353,687
2007	14,110,510
2008	8,452,056
2009	8,452,056
Thereafter	5,965,744

Total	53,418,469

(11)	Bonds Payable

Bonds payable at December 31, 2003 and 2004 consisted of the following:

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Secured bonds payable	996,000	6,000,000	189,036
Less: current portion	(996,000)	-	-

	-	6,000,000	189,036

Interest payable	14,714	15,472	487

The significant terms of secured bonds payable are as follows:

	The first issuance(1999)	The second issuance(1999)	The third issuance(2004)

Par value	NT$1,500,000 thousand	NT$1,500,000 thousand	NT$6,000,000 thousand
Issue date	August 27, 1999	November 8, 1999	April 23, 2004
Issue price	At par value	At par value	At par value
Coupon rate	6.05%	5.85%	As stated below
Duration	August 27, 1999~	November 8, 1999~	As stated below
	August 27, 2004	November 8, 2004
Bank that	International Commercial	International Commercial	International Commercial
provided	Bank of China and other	Bank of China and other	Bank of China and other
guarantee	thirteen banks	thirteen banks	eleven banks
Redemption	Repayment every six months beginning at thirty months		As stated below
after issue date

The aforementioned secured bonds issued in 2004 can be divided into five types, namely, I, II, III, IV and V, based upon their respective issuance structures. Bond I has a fixed coupon rate of 1.43%, and the remaining are floating-rate based. However, the Company has entered into separate interest rate swap contracts that have the effect of converting the floating rates into fixed rates. Whereas Bond I is of a three-year term, the rest has a term of five years. The Company is obligated to repay the principal amount of each tranche under Bond I full at maturity; the principal amount of tranche A~F under Bond II, tranche A, B, E, F under Bond III, and tranche A and B under Bond IV will be repaid in 3 installments in a proportion of 10/60, 25/60 and 25/60 at the end of year 3, 4 and 5, respectively, from its respective issuance date; tranche G and H under Bond II, tranche C and D under Bond III, tranche C and D under Bond IV, as well as tranche A~D under bond V will be repaid in 2 equal installments at the end of year 4 and 5 from its respective issuance date.

The aforementioned bonds are secured by bank guarantees through an arrangement of a syndicated bank guarantee facility. Based on financial covenants under the syndicate agreement for the bond guarantee, the Company is obligated to maintain its current ratio, debt ratio, interest coverage ratio, and net tangible net worth at a certain level.

The Company has complied with the aforementioned debt covenants in 2003 and 2004.

Certain bonds payable were pledged please see note 19.

(12)	Retirement Plan

The following table sets forth the benefit obligation and accrued pension liabilities balance related to the Company’s retirement plan in the Republic of China as of December 31, 2003 and 2004:

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	-	(3,570)	(112)
Non-vested benefit obligation	(140,943)	(222,368)	(7,006)

Accumulated benefit obligation	(140,943)	(225,938)	(7,118)
Additions based on future salaries	(293,724)	(260,503)	(8,207)

Projected benefit obligation	(434,667)	(486,441)	(15,325)
Fair value of plan assets	218,942	299,030	9,421

Funded status	(215,725)	(187,411)	(5,904)
Unrecognized pension loss	69,805	(16,748)	(528)
Unrecognized transitional asset	14,929	13,845	436

Accrued pension liabilities	(130,991)	(190,314)	(5,996)

The components of net periodic pension cost for 2002, 2003 and 2004 are summarized as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Service cost	59,361	96,330	127,467	4,016
Interest cost	7,839	11,203	15,213	479
Expected return on plan assets	(4,086)	(6,995)	(7,571)	(239)
Amortization	(689)	1,320	4,303	136

Net pension cost	62,425	101,858	139,412	4,392

AUA, AUS, AUJ, AUE and AUK have defined contribution retirement plans based on local government regulation. Cash contributions to these plans are expensed when service is rendered, and amounted to NT$204 thousand, NT$56,363 thousand and NT$95,927 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

Significant actuarial assumptions used in the above calculations are summarized as follows:

	December 31,

	2002	2003	2004

Discount rate	3.75%	3.50%	3.50%
Rate of increase in future compensation levels	5.00%	5.00%	3.50%
Expected long-term rate of return on plan assets	3.75%	3.50%	3.50%

(13)	Stockholders’ Equity

(a)	Common stock and capital increase

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

Based on stockholder resolutions on April 29, 2004, the Company increased its common stock by NT$3,058,037 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$2,170,119 thousand and NT$887,918 thousand, respectively. The stock issuances described above were authorized by and registered with the government authorities. Pursuant to stockholder resolutions, the Company issued 300 million shares of its common stock in the form of 30 million ADS on June 23, 2004. Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS was US$16.00.

As of December 31, 2003 and 2004, the Company’s authorized common stock, par value NT$10 per share, amounted to NT$ 58,000,000, and the issued and outstanding common stock amounted to NT$43,522,372 thousand and NT$49,580,409 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(b)	Capital surplus

Pursuant to the Republic of China Company Law, the capital surplus has to be used to offset a deficit, and then the capital surplus resulting from the income derived from the issuance of new shares at a premium and from endowments received by the Company can be used to increase common stock. Furthermore, pursuant to the Securities & Futures Exchange Commission (“SFC”) Law Enforcement Rules, the total sum of capital surplus capitalized per annual may not exceed 10 percent of the paid-in capital. Additionally, the capital surplus realized from a capital increase or other source shall be capitalized only in the following fiscal year after being registered by the Company with the competent authority for approval.

Based on a stockholders’ resolution on May 21, 2002, the Company offset the accumulated deficit as of December 31, 2001, with the capital surplus resulting from gain on disposal of assets of NT$99 thousand, and the capital surplus resulting from the Unipac merger of NT$3,765,730 thousand.

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

Based on a stockholders’ resolution on May 21, 2002, the Company offset the accumulated deficit as of December 31, 2001, with the legal reserve of NT$232,014 thousand.

(d)	Distribution of earnings and dividend policy

According to the Company’s articles of incorporation, 10% of the Company income, after offsetting any accumulated deficit, shall be set aside as a legal reserve. After establishing the legal reserve, earnings may be distributed in the following order in accordance with the Company’s articles of incorporation:

(i)	5 to 10 percent as employee bonuses

(ii)	At most 1 percent as remuneration to directors and supervisors

(iii)	The remainder, after retaining a certain portion for business consideration, as common stockholders’ dividends.

The appropriation of the Company’s net income may be distributed by way of cash dividend and/or stock dividend. Since the Company is in a capital-intensive industry, distribution of profits shall be made preferably by way of stock dividend. Distribution of profits may also be made by way of cash dividend, and the amount of that should exceed or equal 10% of total dividends.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

According to SFC regulations, when there is a deduction item in stockholders’ equity during the year, an amount equal to the deduction item before appropriation must be included as a special reserve within retained earnings. The special reserve will be available for dividend distribution only after the related stockholders’ equity deduction item has been reversed.

Employee bonuses and directors’ remuneration appropriated from the distributable retained earnings of 2003 were as follows:

	Shares		NT$

		(in thousands)
Employee bonuses – stock (at par value)	88,792		887,918
Employee bonuses – cash			380,535
Directors’ and supervisors’ remuneration			70,470

			1,338,923

The shares issued from the above distribution were 2.04 percent of outstanding shares as of December 31, 2003.

If the above distributions were recorded as expenses in 2003, the pro forma information on earnings per share in 2003 would be as follows:

NT$

Basic earnings per common share after retroactive adjustment	3.12

Earnings distribution of fiscal year 2004 earnings has not been proposed by the board of directors and is still subject to approval at the stockholders’ meeting.

(e)	Treasury stock

Based on a board of directors resolution on December 16, 2002, the Company repurchased its own shares on the Taiwan Stock Exchange for use as employee bonus shares in future periods. The Company repurchased treasury stock amounting to 12,000 thousand shares of a total cost of NT$250,981 thousand, during the years ended December 31, 2002 and 2003. The Company did not repurchase treasury shares during the year ended December 31, 2004. None of the treasury stock had been disposed of or transferred to employees as of December 31, 2004.

The SFC regulations imposed on treasury stock transactions are as follows:

1.	Total shares of treasury stock shall not exceed 10 percent of the Company’s common stock issued.

2.	Total treasury stock purchases shall not exceed the sum of retained earnings and capital surplus derived from premiums on capital stock plus other realized capital surplus.

3.	Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends until it is disposed of or transferred to employees.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(14)	Income Taxes

	(a)	The Company is authorized to be a “Science-based industry” and “Important technology-based industry” as defined by the Republic of China Statute for the Establishment and Administration of Science Park (the “Statute”). Commencing from January 20, 2001, the statutory tax rate of the Company was 25% due to the revision of the Statute.

The Company’s purchase of machinery through proceeds from common stock issuances met the prescribed criteria under the Statute and the Statute for Upgrading Industries. Following are the details of the Company’s effective tax exemption approved by the Ministry of Finance as of December 31, 2004:

Year of investment	Tax exemption products	Tax exemption chosen	Tax exemption period

1993	TFT-LCD	Tax exemption of the Company’s L1 facility
		corporate income taxes for four years	2000~2003
1999	TFT-LCD	Tax exemption of the Company’s L3A facility
		corporate income taxes for four years	2002~2005
1996	TFT-LCD	Tax exemption of the Company’s L5 facility
		corporate income taxes for five years	2003~2007
1999	TFT-LCD	Tax exemption of the Company’s L3B facility
		corporate income taxes for four years	2005~2008
1999	TFT-LCD	Tax exemption of the Company’s L6 facility
		corporate income taxes for five years	2005~2009

(b)	The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	91	-	355,761	11,208
Deferred income tax benefit	-	(86,669)	(294,415)	(9,275)

	91	(86,669)	61,346	1,933

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

The differences between income tax expense (benefit) based on the statutory income tax rate and the income tax expense (benefit) as reported in the accompanying consolidated statements of operations for 2002, 2003 and 2004 are summarized as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense	1,505,680	3,893,315	7,006,049	220,732
Tax exemption	(234,220)	(1,090,748)	(1,424,088)	(44,867)
Investment tax credits	(1,505,926)	(4,655,687)	(7,144,655)	(225,099)
Increase (decrease) in valuation
allowance	(100,509)	1,593,391	1,031,632	32,503
Tax on undistributed retained earnings	-	200,697	419,039	13,202
Write off of loss carryforwards	311,383	-	-	-
Other	23,683	(27,637)	173,369	5,462

Income tax expense (benefit)	91	(86,669)	61,346	1,933

Pursuant to Republic of China Income Tax Law, certain portions of loss carryforwards prior to the Unipac merger are not eligible for use by the Company after the merger. As a result, deferred tax assets related to the loss carryforwards that were previously recognized by the Company were written off in 2002.

(c)	The components of deferred income tax assets (liabilities) are summarized as follows:
	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Current:
Inventories	126,648	225,667	7,110
Unrealized sales profit	333,251	162,507	5,120
Unrealized loss and expenses	172,834	297,218	9,364
Investment tax credits	2,577,171	1,777,511	56,002

	3,209,904	2,462,903	77,596
Valuation allowance	(414,171)	-	-

Net deferred tax assets – current	2,795,733	2,462,903	77,596

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Non-current:
Overseas investment loss under the equity method	68,726	134,399	4,234
Investment tax credits	7,807,721	9,674,319	304,799
Net operating loss carryforwards	598,437	598,437	18,854
Other	51,437	161,415	5,086

	8,526,321	10,568,570	332,973
Valuation allowance	(7,359,176)	(8,804,979)	(277,409)

Net deferred tax assets	1,167,145	1,763,591	55,564

Deferred tax liabilities-property, plant and
equipment	(1,354,199)	(1,256,130)	(39,576)

Net deferred tax assets (liabilities) – non-current	(187,054)	507,461	15,988

	2,608,679	2,970,364	93,584

Total gross deferred tax assets	11,736,225	13,031,473	410,569
Total gross deferred tax liabilities	(1,354,199)	(1,256,130)	(39,576)
Total valuation allowance	(7,773,347)	(8,804,979)	(277,409)

	2,608,679	2,970,364	93,584

(d)	According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production and pollution control, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied in the final year. As of December 31, 2004, the Company’s remaining investment tax credits and their related expiration years were as follows:

Year occurred	Unused tax credits		Expiration year

	NT$	US$
(in thousands)
2001	1,777,511	56,002	2005
2002	2,475,615	77,997	2006
2003	2,204,715	69,462	2007
2004 (estimated)	4,993,989	157,340	2008

	11,451,830	360,801

(e)	Loss carryforwards

As of December 31, 2004, the 2001 loss carryforwards of NT$2,393,749 thousand are available up to 2006 to reduce taxable income.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended December 31, 2002, 2003 and 2004

(f)	The Company’s 1997 and 1998 income tax returns have been assessed by the tax authorities for additional income tax payable of NT$30,122 thousand due to the reduction of certain tax credits, plus penalties of NT$7,510 thousand. The additional assessments were related to recognition of research and development subsidies. The Company disagreed with the assessments and subsequently filed tax appeals. The tax authorities have agreed to eliminate any penalties, but have affirmed the reduction of tax credits of 1997. The assessment of tax credits of 1998 is still under review. The Company has accrued the additional income tax assessed in 2004.

The 2000 income tax return has been assessed by the tax authorities for additional income tax of NT$9,604 thousand. The dispute is regarding the recognition of the advertising expenses. The Company disagreed with the assessment and subsequently filed a tax appeal. As the Company believes that it has adequate documents for the expense it is expecting a favorable resolution of this appeal.

As of December 31, 2004, the tax authorities had assessed the income tax returns of the Company through 2000 and of Unipac through 1999.

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

Information related to the ICA is summarized below:

	December 31,

	2003	2004

	NT$	NT$	US$
		(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	16,578,660	34,104,623	1,074,500

ICA balance	1,515	1,449	46

	For the year ended December 31
	2003	2004 (estimated)

Creditable ratio for earnings distribution to the
Republic of China resident stockholders	0.01%	-

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(15)	Earnings Per Common Share

Earning per common share in 2002, 2003 and 2004 are computed as follows:

	For the year ended December 31,

	2002		2003		2004

	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax

Basic earnings per share:		(in thousands)
Net income	6,022,760	6,022,669	15,573,259	15,659,928	28,024,198	27,962,852

Weighted average number of shares
outstanding (thousand shares):
Shares of common stock at the
beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255	4,340,237	4,340,237
Issuance of common stock for
cash	291,667	291,667	-	-	156,667	156,667
Issuance of shareholders stock
dividends and employee stock
bonus	-	-	244,055	244,055	305,804	305,804
Treasury stock	(377)	(377)	(2,926)	(2,926)	-	-
Certificates exchangeable for
common shares	377,927	377,927	33,044	33,044	-	-

Weighted average number of shares
outstanding during the year	3,639,799	3,639,799	4,289,428	4,289,428	4,802,708	4,802,708

Retroactive adjustment of
capitalization of retained earning	491,577	491,577	300,260	300,260

Retroactively adjusted weighted
average outstanding shares	4,131,376	4,131,376	4,589,688	4,589,688

Basic earnings per share (NT$)	1.65	1.65	3.63	3.65	5.84	5.82

Basic earnings per share – retroactively
adjusted (NT$)	1.46	1.46	3.39	3.41

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

	For the year ended December 31,

	2002		2003

	Pre-tax	After tax	Pre-tax	After tax

Diluted earnings per share	(in thousands)
Net income	6,022,760	6,022,669	15,573,259	15,659,928
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	170,825	128,119	34,301	25,726

	6,193,585	6,150,788	15,607,560	15,685,654

Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Potential number of common shares assumed upon
conversion of convertible bonds	254,983	254,983	50,908	50,908
Issuance of common stock for cash	291,667	291,667	-	-
Treasury stock	(377)	(377)	(2,926)	(2,926)
Issuance of shareholders stock dividends and employee
stock bonus	-	-	244,055	244,055
Certificates exchangeable for common shares	377,927	377,927	33,044	33,044

Weighted average number of shares outstanding during
the year	3,894,782	3,894,782	4,340,336	4,340,336

Retroactive adjustment of capitalization of retained
earning	526,014	526,014	303,824	303,824

Retroactively adjusted weighted average outstanding
shares	4,420,796	4,420,796	4,644,160	4,644,160

Diluted earnings per share (NT$)	1.55	1.55	3.60	3.61

Diluted earnings per share – retroactively adjusted (NT$)	1.40	1.39	3.36	3.38

(16)	Financial Instruments

(a)	Non-derivative financial instruments

The Company’s non-derivative financial assets include cash and cash equivalents, short-term investments, notes and accounts receivable, receivables from related parties, other financial assets, restricted cash in banks and long-term investments. The Company’s non-derivative financial liabilities consist of short-term borrowings, long-term borrowings, bonds payable, accounts payable, payables to related parties, and equipment and construction in progress payables.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2003 and 2004, the carrying amounts of non-derivatives financial instruments that were not equal to their fair values were as follows:
	December 31, 2003

	Fair value	Carrying amount

	NT$	NT$
	(in thousands)
Assets:
Short-term investments	2,746,416	2,286,504
Long-term investments:
Fair value (available)	17,490	10,000
Fair value (not available)	-	876,761
Liabilities:
Bonds payable	1,035,813	996,000

	December 31, 2004

	Fair value		Carrying amount

	NT$	US$	NT$	US$
	(in thousands)
Assets:
Short-term investments	1,638,292	51,616	1,586,504	49,984
Long-term investments:
Fair value (available)	4,493,857	141,583	4,116,397	129,691
Fair value (not available)	-	-	1,834,291	57,791
Liabilities:
Bond payable	5,784,437	182,244	6,000,000	189,036

The following methods and assumptions are used to estimate the fair value for each class of non-derivative financial instruments:

1.	The carrying amounts of cash and cash equivalents, notes and accounts receivable, restricted cash in banks, other financial assets-current, accounts payable, payables to related parties, equipment and construction in progress payables and short-term borrowings approximate their fair value due to the short-term nature of these items.

2.	The fair value of short-term investments is based on publicly quoted market prices.

3.	It is not practicable to determine the fair value of long-term equity investments when these investments are not publicly traded. Refer to note 8 for information on the carrying amount.

4.	Long-term borrowings are issued at floating rates. The fair value approximates their carrying value. Refer to note 11.

5.	The fair value of bonds payable is based on the present value.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(b)	Derivative financial instruments

1.	Interest rate swaps

The Company has entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with rising interest rates on its floating rate long-term debt. As of December 31, 2003 and 2004, interest rate swap contracts outstanding were as follows:

December 31, 2003

Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value

		NT$			NT$
(in thousands)
1999	March 17, 2004	1,600,000	5.65%~6.08%	1.025%	(19,454)
2003	January 8, 2008~	14,500,000	1.65%~2.54%	0.918%~	(45,394)
	December 11, 2008			0.998%

					(64,848)

December 31, 2004

Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value

		NT$			NT$
(in thousands)
2003	January 8, 2008~	14,500,000	1.65%~2.54%	1.007%~	(174,799)
	December 11, 2008			1.059%
2004	January 16, 2009~	4,500,000	2.18%~2.78%	1.006%~	(94,303)
	July 13, 2009			1.091%
2004	April 23, 2007~	5,500,000	1.43%	1.780%~	(44,800)
	April 23, 2009			3.5%

					(313,902)

These agreements require the Company to make periodic fixed rate payments while receiving periodic variable rate payments indexed to the 90-day Taipei Money Market Secondary middle rate at 11:00 am Taipei Time determined on a simple average of rates appearing on Telerate page 6165.

The additional interest expense as a result of these interest rate swap contracts for the years ended December 31, 2002, 2003 and 2004 was NT$110,176 thousand, NT$128,987 thousand and NT$233,110 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

2.	Foreign currency forward contracts

The Company used foreign currency forward contracts to hedge existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. The counter parties of the Company’s derivative contracts are reputable financial institutions.

As of December 31, 2003 and 2004, the details of foreign currency forward contracts outstanding were as follows:

December 31, 2003

Buy	Sell	Contract amount		Fair value	Settlement date	Maturity amount

				NT$
(in thousands)
NTD	USD	US$	343,000	(22,686)	January 12, 2004~	NTD	11,625,729
					March 10, 2004
YEN	NTD	NT$	9,057,448	85,901	January 13, 2004~	YEN	28,750,000
					March 25, 2004
YEN	USD	US$	41,000	22,812	February 10, 2004~	YEN	4,452,630
					March 10, 2004

				86,027

December 31, 2004

Buy	Sell	Contract amount		Fair value	Settlement date	Maturity amount

				NT$
(in thousands)
NTD	USD	US$	505,000	382,593	January 10, 2005~	NTD	16,450,143
					March 10, 2005
YEN	NTD	NT$	6,400,303	(21,279)	January 11, 2005~	YEN	20,600,000
					February 15, 2005
YEN	USD	US$	13,500	2,111	January 11, 2005~	YEN	1,390,605
					February 14, 2005
USD	NTD	NT$	472,000	4,850	March 10, 2005	USD	15,000

				368,275

The fair value of the derivative financial instruments is estimated based on quoted market prices from brokers or banks.

As of December 31, 2002, 2003 and 2004, the unrealized gain based on the spot rates of the above foreign currency forward contracts were NT$101,956 thousand, NT$100,043 thousand and NT$381,145 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

The realized gain resulting from foreign currency forward contracts were NT$66,683 thousand, NT$764,757 thousand and NT$588,502 thousand in 2002, 2003 and 2004, respectively.

The details of the above foreign currency forward contracts balance included in other current financial assets as of December 31, 2003 and 2004 is as follows:

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Foreign currency forward contracts receivable	22,177,525	23,774,288	749,032
Foreign currency forward contracts payable	(22,101,928)	(23,421,268)	(737,910)
Unamortized premium	8,949	10,539	332

Foreign currency forward contracts receivable, net	84,546	363,559	11,454

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
As of and for the years ended December 31, 2002, 2003 and 2004

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

(17)	Related-party Transactions

	(a)	Name and relationship

Name of related party	Relationship with the Company

BenQ Inc. (“BenQ”)	Shareholder and represented on the
Company’s board of directorsGthe
Company’s affiliate
Acer Inc. (“Acer”)	Shareholder and represented on BenQ’s
board of directors
Aspire Service & Development Inc. (“ASD”)	Subsidiary of Acer
Min Tour Inc. (“MTI”)	Subsidiary of Acer (dissolved in Sep. 2003
after merging with ASD)
Wistron Corp. (“Wistron”)	Investee of Acer
Wistron Infocomm (Kunshan) Corp. (“WKS”)	Subsidiary of Wistron
Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron
United Microelectronics Corp. (“UMC”)	Shareholder and represented on the
Company’s board of directors (note 1)
Novatek Microelectronics Corp. (“Novatek”)	Investee of UMC (note 1)
Applied Component Technology Corp. (“ACT”)	Investee of UMC (note 1)
Faraday Technology Corp. (“Faraday”)	Investee of UMC (note 1)
BenQ (IT) Co., Ltd. Suzhou (“BQS”)	Subsidiary of BenQ
BenQ Mexican, S.A. De C. V. (“BQX”)	Subsidiary of BenQ
Darfon Electronics Corp. (Darfon)	Subsidiary of BenQ

BenQ Optronics (Suzhou) Co. Ltd. (BQOS)	Subsidiary of BenQ
Cando Corporation (“Cando”)	The Company’s affiliate, and the Company is

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

Name of related party	Relationship with the Company

represented on its board of directors
Aopen Inc. (“Aopen”)	Investee of Wistron
Fujitsu Display Technologies Corporation	The Company is represented on its board of
(“FDTC”)	directors (note 2)

Note 1:	Since UMC has disposed half of its shares held in AUO on April 22, 2004, its membership or the board of directors has been dissolved automatically. Consequently, UMC and the investees of UMC are not regarded as AUO’s related parties, and the amount of transactions between them and AUO are disclosed until the end of April 2004.

Note 2:	Due to disposition of FDTC shares in August 2004, the FDTC shares held by AUO have decreased to 10%, and AUO doses not have significant influence to FDTC. Consequently, FDTC is not regarded as AUO’s related party, and the amount of transactions between FDTC and AUO are disclosed until the end of August 2004.

(b)	Significant transactions with related parties

	1.	Sales and trade receivables

Net sales to related parties were as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
BQS	9,922,932	18,781,418	30,030,189	946,131
Acer	853,692	3,894,690	6,733,616	212,149
BenQ	5,823,413	1,534,748	2,310,915	72,808
FDTC	-	769,492	2,136,101	67,300
Wistron	1,017,734	736,320	931,678	29,353
WPH	2,104,295	641,726	906,906	28,573
BQX	721,631	1,569,498	850,691	26,802
WKS	-	-	819,631	25,823
ACT	747,615	858,520	164,972	5,198
BQOS	-	3,118	132,753	4,183
Aopen	301,573	-	-	-
Others	533	4,553	64,325	2,027

	21,493,418	28,794,083	45,081,777	1,420,347

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

The credit policy for sales to related parties and other customers is both letter of credit on 30 to 45 days. The average collection days extended for sales to related parties for the years ended December 31, 2002, 2003 and 2004 are 51 days, 58 days and 44 days, respectively, and for other customers are 64 days, 43 days and 41 days, respectively. The product price and other terms for sales to related parties are similar to other unrelated customers.

As of December 31, 2003 and 2004, receivables resulting from the above transactions were as follows:

	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
BQS	3,598,477	4,007,503	126,260
Acer	801,002	521,844	16,441
BenQ	558,650	475,784	14,990
WKS	-	213,020	6,711
Wistron	7,070	116,164	3,660
BQX	178,201	85,144	2,683
WPH	177,842	53,761	1,694
FDTC	182,423	14,804	466
Others	40,724	13,055	411
Less: allowance for doubtful accounts sales
discount and return	(36,169)	(83,079)	(2,617)

	5,508,220	5,418,000	170,699

2.	Purchases

Purchases from related parties were as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Cando (note 1)	-	1,494,354	2,551,073	80,374
Novatek	2,370,324	1,440,428	537,578	16,937
FDTC	-	310,707	316,122	9,960
Darfon	-	-	113,266	3,569
BenQ	1,176,992	218,414	-	-
Faraday	144,707	175,593	60,432	1,904
Others	11,260	5,301	433	14

	3,703,283	3,644,797	3,578,904	112,758

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

The purchase prices and payment terms with these related parties were not materially different from those with other unrelated vendors. The payment period was both 30 to 120 days in 2003 and 2004. The purchase price and other terms for purchase from related parties are similar to other unrelated customers

Note 1:	Cando became the Company’s related party in November 2003. Purchases from Cando for the year ended December 31, 2002 amounted to NT$1,020,274 thousand.

3.	Acquisition of property, plant and equipment

Acquisition of property, plant, equipment and computer software from Acer, ACT, Novatek and Faraday, etc. for the years ended December 31, 2002, 2003 and 2004 amounted to NT$72,676 thousand, NT$24,731 thousand and NT$7,060 thousand, respectively. The acquisition price and other terms for acquisition from related parties are similar to other unrelated customers.

4.	Sales of equipment

Sales of equipment to UMC, etc. for the years ended December 31, 2002, 2003 and 2004 amounted to NT$44,448 thousand NT$7,500 thousand and Nil, respectively. The related loss amounted to NT$157 thousand, NT$8,184 thousand and Nil, respectively, which were included in non-operating loss. As of December 31, 2003 and 2004, the receivable resulting from the above transactions were collected completely. The sales price and other terms for sales to related parties are similar to other unrelated customers.

5.	Operating leases and refundable deposits

The Company entered into lease agreements for land, building, dormitory and equipment with related parties. The related rent expenses and administration fees for the years ended December 31, 2002, 2003 and 2004, were as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
ASD and MTI	67,207	89,337	89,528	2,821
Others	41,837	9,948	19,724	621

	109,044	99,285	109,252	3,442

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2003 and 2004, refundable deposits resulting from the above transactions were as follows:
	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
ASD and MTI	867,000	867,000	27,316
Others	2,693	3,245	102

	869,693	870,245	27,418

The Company leased part of its facility to Acer, ASD and BenQ, etc.. The rental income amounted to NT$30,067 thousand, NT$30,589 thousand and NT$21,819 thousand for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2003 and 2004, rental and other receivables, recorded as receivables, were NT$14,420 thousand and NT$2,358 thousand, respectively. The rental price and other reimburse price and other terms for related parties are similar to other unrelated customers.

The Company’s prepaid rent for the above lease agreements amounted to NT$6,565 thousand and NT$7,914 thousand as of December 31, 2003 and 2004, respectively.

6.	Technology - related fee and research and development

The Company entered into a patent and technology agreement with FDTC in 2003. In accordance with the agreement, the Company is required to pay NT$437,655 thousand as an initial fee and a fixed royalty fee. The initial fee was capitalized as an intangible asset and amortized over the period of the contract, whereas the fixed fee was recorded as a research and development expense. AUO also signed a collective research and development contract with FDTC. However, this contract was cancelled in July 2004. In accordance with this contract, AUO paid a portion of certain R&D project expenses on joint TFT-LCD R&D projects. AUO paid NT$244,574 thousand and NT$182,302 thousand for on-going royalty, and R&D project expenses for the years ended December 31, 2003 and 2004 respectively.

7.	Other

Amounts paid to UMC, Acer, BenQ, FDTC and Cando, etc. for reimbursement of miscellaneous expenditures such as electricity, telecommunications etc. paid on behalf of the Company amounted to NT$48,061 thousand, NT$160,247 thousand and NT$119,147 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2003 and 2004, amounts due to related parties that resulted from the above purchases; acquisition of property, plant and equipment; lease agreements; and operating expenses were as follows:
	December 31,

	2003	2004

	NT$	NT$	US$
	(in thousands)
Cando (note 1)	512,411	633,938	19,973
Novatek	245,159	-	-
FDTC	147,100	-	-
Others	114,361	116,644	3,675

	1,019,031	750,582	23,648

(18)	Pledged Assets

Assets pledged as collateral are summarized below:
		December 31,

Pledged assets	Pledged to secure	2003	2004

		NT$	NT$	US$
Restricted cash in	Oil purchase, customs duties and	(in thousands)
banks	guarantees for foreign workers	29,200	29,200	920
Building	Long-term borrowings	2,627,755	5,162,745	162,657
Machinery and	Long-term borrowings,
equipment	commercial paper payable and
	bonds payable	34,775,618	84,182,259	2,652,245

		37,432,573	89,374,204	2,815,822

(19)	Commitments and Contingencies

	(a)	As of December 31, 2003 and 2004, the Company had the following outstanding letters of credit:

	December 31,

Currency	2003	2004

	(in thousands)
USD	32,529	9,741
JPY	4,013,617	3,144,102

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment from foreign suppliers. The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(b)	Technical service agreements

Since 1998, the Company has entered into technical cooperation agreements and patent authorization agreements with Matsushita Electric Industrial Co., Ltd., Semiconductor Energy Laboratory Co., Ltd. (SEL), Toppan Printing Co., Ltd. (Toppan), FDTC and Hitachi. The Company paid running royalties based on each signed contract.

The details of the above capitalized technology fixed license and patents fees for product and process technology were as follows:

	December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Technology fixed license and
patent fees	6,195,253	6,619,143	6,619,144	208,543
Less: accumulated amortization	(3,210,798)	(4,381,207)	(5,556,397)	(175,060)

	2,984,455	2,237,936	1,062,747	33,483

Amortization of capitalized technology fixed license and patent fees amounted to NT$1,198,674 thousand, NT$1,170,409 thousand and NT$1,175,190 thousand in 2002, 2003 and 2004, respectively.

(c)	Government grants

The Company entered into an agreement in December 2002 with the Ministry of Economic Affairs (MOEA) to obtain grants from the MOEA for the “Full Color Active Matrix Organic Light Emitting Display Technology” research and develop project from December 1, 2002, to May 31, 2004. According to the agreement, the grants totaled NT$25,100 thousand. The Company has the legal ownership of the result of the project. For the years ended in December 31, 2002, 2003 and 2004, the grant from MOEA, recognized as non-operating income, amounted to NT$1,560 thousand and NT$12,780 thousand and NT$6,320 thousand, respectively. The Company had committed NT$30,120 thousand to guarantee the completion of the project as of December 31, 2002 and 2003. The project was completed in September 2004, and the guarantee was extinguished in November 2004.

(d)	As of December 31, 2003 and 2004, outstanding commitments for purchase agreements for major machinery and equipment totaled NT$35,671,785 thousand and NT$72,319,749 thousand, respectively.

(e)	Operating lease agreements

The Company entered into land lease agreements with the Science Park Administration Bureau and Min Tour Inc. for a period of 20 years. In accordance with the lease agreements, rental payments are subject to 5 percent adjustment each year or as the government reappraises the land value.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

Future minimum lease payments as of December 31, 2004, under the existing non-cancelable agreements are:

Years	Minimum lease payments

NT$
(in thousands)

2005	95,364
2006	95,364
2007	95,364
2008	95,364
2009	95,364
After 2010	956,173

Rental expense for operating leases amounted to NT$231,548 thousand, NT$191,361 thousand and NT$218,716 thousand in 2002, 2003 and 2004, respectively.

(f)	Litigation

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

On September 17, 2003, Sharp launched a civil complaint with regard to alleged patent infringement against the Company and its customers in the United States District Court of U.S.A. This litigation is still in the preliminary discovery phase. As of December 31, 2004, the Company believes that the resolution of this litigation will not have a material effect on the Company’s results of operations of financial position.

In April 2004, Commissariat AL’energie Atomique (CEA) launched a common plea with regard to allege patent infringement against the Company in United States District Court-District of Delaware. This litigation is in preliminary phase. As of December 31, 2004 the Company believes that the resolution of this litigation will not have material effect on the Company’s results of operations or financial position.

To the Company’s knowledge, there are no other asserted or unasserted claims or litigation that could have or that have in the recent past, had any significant impact on its business results, financial condition ownership of assets and liabilities or results of operation.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(20)	Subsequent Event

Pursuant to board of directors’ resolutions on January 12,2005, the Company purchased the land in Lungtan from ASD amounted to NT$2,774,000 thousand.

On January 19, 2005, Guardian Industries Corp. filed a suit in the United States District Court-District of Delaware against us and thirteen other co-defendants, including BenQ, alleging infringement of certain of Guardian Industries Corp.’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is primarily seeking compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Guardian Industries Corp. together with interest, punitive damages and costs incurred in the action. As of April 26, 2005 the Company believes that the resolution of this litigation will not have material effect on the Company’s results of operations or financial position.

On February 24, 2005, Thomson Licensing S.A. and Thomson Licensing Inc. filed an action with the United States International Trade Commission against us and BenQ, alleging infringement of certain U.S. patents through the importation and sale in the U.S. of certain color TV receivers and color display monitors ("accused products"). As of April 26, 2005 the Company believes that the resolution of this litigation will not have material effect on the Company’s results of operations or financial position.

(21)	Industrial Segment Information

	(a)	Industrial information

The Company consists of a single reportable operating segment, namely, the research, development, production and sale of TFT-LCDs, and other flat panel displays.

	(b)	Geographic information

Geographical breakdown of sales for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	40,091,288	44,557,727	68,274,912	2,151,068
The People’s Republic of China	18,341,517	35,234,213	88,769,767	2,796,779
Other (individually less than 10% of total
net sales)	17,256,360	25,068,702	11,066,890	348,674

	75,689,165	104,860,642	168,111,569	5,296,521

Sales are attributed to countries based upon the origin of the sales.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

The long-lived assets relating to above geographic areas were as follows:

	For the year ended December 31,

	2002	2003	2004

	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	72,983,829	98,572,820	151,409,890	4,770,318
The People’s Republic of China	2,663,249	5,890,487	10,645,228	335,388
Other	3,452	2,994	10,373	327

	75,650,530	104,466,301	162,065,491	5,106,033

(c)	Major customer information

For the years ended December 31, 2002, 2003 and 2004, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,

	2002		2003		2004

	Amount	%	Amount	%	Amount		%

	NT$		NT$		NT$	US$
	(in thousands)
BQS	9,922,932	13	18,781,418	18	30,030,189	946,131	18

(22)	Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). A discussion of the significant differences between US GAAP, and, ROC GAAP as they apply to the Company is as follows:

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(a)	Business combination

AUO completed its merger with Unipac on September 1, 2001, through the issuance of 1,512,281 thousand common shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, the assets and liabilities of Unipac were recorded based on the carrying value at the date of the merger. Further, according to the Republic of China Company Law, the excess of Unipac’s net assets over the par value of the Company’s issued common stock for completion of the merger was appropriated from unappropriated earnings and recorded as capital surplus. Under US GAAP, the merger was accounted for as the acquisition of Unipac by the Company using the purchase method of accounting. Under purchase accounting, the aggregate purchase price of NT$39,636,901 thousand was calculated based on the market value of the shares issued, and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values. The market value of the shares was based on the average market price of the Company’s common shares over the five-day period before and after the terms of the acquisition were agreed upon and announced. The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac was recorded as goodwill.

AUO’s management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including valuation reports by third parties. The following table summarizes the estimated fair value of the assets and liabilities of Unipac at the date of acquisition.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

Of the NT$8,730,382 thousand of acquired intangible assets, NT$53,450 thousand was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. Those write-offs are included in research and development expenses. The remaining NT$8,676,932 thousand of acquired intangible assets has a weighted average useful life of approximately 88 months and no estimated residual value. Such intangible assets include large-size TFT-LCD panel’s product and process technology of NT$3,123,655 thousand and small and mid-size TFT-LCD panel’s product and process technology of NT$5,553,277 thousand. The key technology for small and mid-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita Electric Industrial Co., Ltd., (Matsushita), product technologies developed by Unipac and the three related patents.

The fair value of Unipac’s inventory (represented by estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort) was less than its carrying amount by approximately NT$387,901 thousand at September 1, 2001. As a result, the amount allocated to Unipac’s inventory in connection with the purchase price allocation performed under US GAAP was NT$387,901 thousand less than the carrying value of Unipac’s inventory under ROC GAAP. The majority of the affected inventory was sold prior to December 31, 2001, which resulted in lower cost of sales of NT$331,656 thousand under US GAAP as compared to ROC GAAP for the year ended December 31, 2001. The remainder of the affected inventory was sold in 2002, which resulted in lower cost of sales of NT$56,245 thousand under US GAAP as compared to ROC GAAP.

The remaining purchase price of NT$11,599,692 thousand was allocated to goodwill. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, goodwill arising from purchase business combinations consummated after June 30, 2001, is not amortized but is tested for impairment. Amortization of goodwill is not deductible for tax purposes.

There were deferred tax assets of NT$652,960 thousand with a related valuation allowance for deferred tax assets of NT$652,960 thousand and deferred tax liabilities of NT$680,849 thousand, respectively, which were recorded as part of the purchase accounting at September 1, 2001. As the Company continues to generate profits after 2002, the valuation allowance was released. In accordance with SFAS No. 109, the release of a valuation allowance for deferred tax assets that were created from a purchase accounting transaction results in a credit to goodwill rather that a benefit recorded in the income statement.

Effective January 1, 2002, for US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 classifies intangible assets into three categories: 1) intangible assets with definite lives subject to amortization; 2) intangible assets with indefinite lives not subject to amortization; and 3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate that the carrying value may not be recoverable. The Company has no intangible assets with indefinite lives.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

The Company performs tests of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of the reporting unit with its carrying value, using different methodologies, including estimates of sales proceeds, appraisals, and market capitalization values. In 2003 and 2004, the Company tested goodwill for impairment. Based on these assessments, the Company concluded that goodwill was not impaired.

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

During 2004, the Company recognized the other than temporary impairment of an investment in marketable securities that was originally recorded in connection with the merger with Unipac. The adjustments to net income determined in accordance with US GAAP for the year ended December 31, 2004 present separately that portion of the impairment related to the increase in carrying amount from the application of purchase accounting and the amount related to Unipac’s original basis.

(b)	Compensation

(i) Remuneration to directors and supervisors

AUO’s articles of incorporation specify a remuneration amount up to 1% of annual distributable earnings to be paid to its directors and supervisors. Under ROC GAAP, such payments are charged directly to retained earnings in the period stockholders approve such payment and treated as financing activities in the statements of cash flow.

Under US GAAP, such cash payments should be recorded as compensation expense in the period when the related services are rendered and treated as operation activities in the statements of cash flow.

(ii) Employee bonuses

Certain employees of AUO are entitled to bonuses in accordance with provisions of AUO’s articles of incorporation, which specify a bonus amount ranging from 5 % to 10 % of annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is charged to income in the year services are provided. Shares to be issued as part of these bonuses are recorded at fair value determined at the data on which the number of shares to be issued is known. Since the amount and form of the bonuses are not determinable until the stockholders’ meeting in the subsequent year, the total amount of the bonus is initially accrued based on the best estimation of employee bonus to be paid in cash. Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized in the year of approval by the stockholders.

(c)	Equity method investments

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

In March 2003, the Company purchased 20% ownership in FDTC, recording the investment at NT$436,271 thousand, and equity method goodwill of NT$240,179 thousand. The equity method goodwill is not amortized in accordance with SFAS No. 142, but is tested for impairment if events or circumstances indicate it might be other than temporarily impaired under US GAAP. Under ROC GAAP, the equity method goodwill is amortized on a straight-line basis over five years. In August 2004, the Company disposed 10% ownership representing a 10 percent interest in FDTC and became unable to exercise the significant influence over FDTC. As a result starting September 2004, the investment in FDTC is accounted for by the cost method.

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

In 2002, the Company wrote off the value of its investment in PixTech due to the other than temporary decline in investment value for both ROC GAAP and US GAAP. As a result, the December 31, 2002 US GAAP adjustment related to PixTech consists of the difference in the amount of the write off due to the different carrying amounts of this investment under both ROC GAAP and US GAAP.

In November 2003, the Company purchased its 12.31% ownership in Cando and accounted for its investment under the equity method of accounting. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the prorate excess of fair value over the carrying value of assets on investee’s books. Any unknown difference is treated as equity method goodwill. Under ROC GAAP, the amount of NT$22,769 thousand is amortized over five years; under US GAAP, it is not amortized, but evaluated for any other than temporary impairment.

If an investee company issues new shares and the shareholders do not acquire new shares in proportion to their original ownership percentage, the investor’s equity in the investee’s net assets will be changed. In February and May 2004, the Company made additional investments in Cando. Under ROC GAAP, the change in the equity interest shall be used to adjust the capital surplus and the long-term investments accounts.

If a company’s capital surplus is not sufficient to offset the adjustment to long-term investment, then the difference shall be debited to retained earnings. AUO debited NT$153,569 thousand to the retained earnings in 2004. Under US GAAP, the subsequent investments are treated as a step acquisition. The Company recorded equity method goodwill of NT$230,616 thousand.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

In 2004, the Company purchased its 5.47% ownership in BenQ accounted for its investment under the equity method of accounting. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the prorate excess of fair value over the carrying value of assets on investee’s books. Any remaining excess is considered investee level goodwill. Under ROC GAAP, the investee level goodwill is amortized over five years; under US GAAP, it is not amortized, but evaluated for any other than temporary impairment.

As permitted under ROC GAAP, the Company recognizes its equity income (loss) of Patentop and FDTC in the following year on a one-year lag basis. Under US GAAP, the Company recognizes its equity in the income (loss) of Patentop in the current year on a current year basis.

(d)	Marketable securities

Under ROC GAAP, marketable securities are carried at the lower of aggregate cost or market. The fair value is determined by the average price for one month before the balance sheet date. Under US GAAP, marketable securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. The fair value is determined as of the balance sheet date. Marketable securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. However, when the investment is deemed to be other than temporarily impaired, it is written down to fair value at the end of the period of assessment through a charge to earnings.

The Company had no trading or held-to-maturity securities as of December 31, 2003 or 2004. At December 31, 2004, the unrealized loss of one of the Company’s available-for-sale securities, which has been in a continuous unrealized loss position for more than twelve months, amounted to NT$ 922,901 thousand. The Company has determined that the impairment is other than temporary, and as a result, the unrealized loss of NT$ 922,901 thousand has been written off to current operations.

(e)	Provision for inventory obsolescence and devaluation

A provision for inventory obsolescence and devaluation is recorded when management determines that the market values of inventories are less than their cost basis. Under ROC GAAP, such provisions can be reversed in whole or in part if management further determines that the market values of inventories are greater than their cost basis. Under ROC GAAP, the Company recorded a reversal of obsolescence and devaluation provisions of NT$33,945 thousand for the year ended December 31, 2002. Under US GAAP, provisions for inventory obsolescence and devaluation become a permanent adjustment to the carrying amount of the specific inventory, and cannot be reversed once they are recorded.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(f)	Convertible bonds

When convertible bonds are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the bonds. Under US GAAP, beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital surplus. In connection with the Company’s issuance of convertible bonds in November 2001, the amount of the beneficial conversion feature was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. As a result of allocating a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature to capital surplus, a discount on the bonds was recognized. The discount resulting from such allocation is recognized as interest expense over the life of the convertible debt. The face amount of the convertible bonds was NT$10,000,000 thousand, and the discount recognized on the date of issuance resulting from the beneficial conversion feature was NT$886,076 thousand. The effective interest rate of the bonds was approximately 6.0%, and their carrying amount at December 31, 2002 under US GAAP was NT$1,205,996 thousand. The convertible bonds were fully converted in October 2003.

(g)	Shareholders stock dividends paid

Under ROC GAAP, shareholders stock dividends paid are recorded at par value, with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 % of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The effect of this dividend decreased retained earnings and increased capital surplus for the years ended December 31, 2003 and 2004, by NT$2,087,193 thousand and NT$13,671,747 thousand, respectively.

(h)	Pension benefits

Prior to January 1, 1998, the pension expense recorded by the Company in connection with its defined pension plan was based on contributions made by the Company to the pension plan as required by the Republic of China Labor Standards Law. Effective from January 1, 1998, the Company adopted ROC GAAP, SFAS No. 18, “Accounting for Pensions”, which is identical to US GAAP, SFAS No. 87 and 88 with the exception of the accounting upon adoption. Subsequent to January 1, 1998, net pension expense was recognized on an actuarially determined basis. Under US GAAP, the accumulated pension obligation and the pension expense are determined on an actuarial basis from the date the pension plan was started in 1996. Therefore, the pension obligation and related expense will be different because the unrecognized prior service cost is different between ROC GAAP and US GAAP. There were no other material differences between ROC GAAP and US GAAP related to pension accounting.

(i)	Depreciation of property, plant and equipment

Under ROC GAAP, the Company depreciates buildings over their estimated lives of between 20 to 50 years based on guidance from the Republic of China Internal Revenue Code. Under US GAAP, buildings are depreciated over an estimated useful life of 20 years.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

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

As a result of adopting SFAS No. 133, as amended, as of January 1, 2001, and in accordance with the transition provisions, the Company recorded an after tax charge of NT$551 thousand representing the cumulative effect of the adoption related to the foreign currency forward contracts, and a cumulative after-tax adjustment to accumulated other comprehensive income of NT$30,937 thousand related to the interest rate swaps. The transition adjustments recorded upon adoption SFAS No. 133 have been fully amortized as of December 31, 2004.

After the adoption of SFAS No. 133, as amended, none of the Company’s existing derivatives meet the US GAAP hedge accounting criteria. All derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date are recognized in earnings for US GAAP purposes. In addition, the Company reclassified NT$9,377 thousand and NT$2,812 thousand, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts in 2003 and 2004, respectively. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of results of operations under US GAAP.

(k)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to periods subsequent to that in which they are earned are accrued for at each balance sheet date.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(l)	Research and development expense

For ROC GAAP, the amortization of the payment of the capitalized technology fixed license and patent fees for product and process technology is included in research and development expense. For US GAAP, this amortization expense is included in cost of goods sold.

(m)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year. Under ROC GAAP, fixed escalation of rental payment is recognized as they become payable. Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

(n)	Income tax

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the available projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent as compared to US GAAP. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence which is difficult to overcome using projections of future taxable income for the purpose of determining the valuation allowance. The Company suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, the Company did not use the projection of future taxable income in determining its net deferred tax asset valuation allowance for periods through December 31, 2002. However, as the Company continues to generate profits from 2003 onwards, more positive evidence is available that the use of available future taxable income projections in determining the size of the valuation allowance is appropriate. As a result, the Company released valuation allowance of NT$1,869,051 thousand in 2003.

Under a revised ROC tax rule effective on January 1, 1998, an additional 10 percent corporate income tax will be assessed on taxable income but only to the extent such taxable income is not distributed before the end of the following year. As a result, from January 1, 1998, to January 20, 2001, the undistributed income of the Company is subject to a corporate tax rate of 28% and distributed income is taxed at 20%. Commencing from January 20, 2001, the undistributed and distributed income are subject to a corporate tax rate of 32.5% and 25%, respectively. Under ROC GAAP, the 10% tax on undistributed earnings is recognized as an expense at the date that stockholders resolve the amount of the earnings distribution. Under US GAAP, the Company measures its tax expense, including the tax effects of temporary differences, using the tax rate applicable to undistributed earnings.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(o)	Earnings (loss) per share

Under ROC GAAP, basic earnings (loss) per share (EPS) are calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted EPS is calculated by taking basic EPS into consideration, plus additional common shares that would have been outstanding if the potential diluted shares had been issued. Net income would also be adjusted for the interest derived from any underlying diluted shares. The weighted-average outstanding shares are restated for shareholders stock dividends issued, including transfers from retained earnings and capital surplus to common stock, and employee stock bonus issued.

Under US GAAP, the calculation of basic and diluted EPS is substantially the same as compared to the calculation under ROC GAAP, except for shares issued for employee bonus are not restated. The diluted effects of the Company’s convertible bonds issued in November 2001 were considered in the diluted EPS calculation for the years 2002 and 2003. As the Company’s convertible bonds were fully converted in October 2003, there is no diluted effect on the Company’s EPS in 2004.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(p)	US GAAP reconciliations

1. Reconciliation of consolidated net income

		For the year ended December 31,

		2002	2003	2004

		NT$	NT$	NT$	US$
		(in thousands except per share data)
Net income, ROC GAAP		6,022,669	15,659,928	27,962,852	880,997
US GAAP adjustments:
(a)	Recognition of purchase method of accounting
	- Amortization of intangible assets	(1,049,496)	(1,049,496)	(1,049,496)	(33,065)
	- Amortization of premium on bonds payable	60,268	36,687	12,364	389
	- Inventory	56,245	-	-	-
	- Depreciation	(240,365)	162,517	209,138	6,589
	- Deferred tax liabilities	-	680,849	-	-
(h)	Accrued pension liability	-	-	3,058	96
(b)	Compensation
	- Remuneration to directors and supervisors	(54,204)	(70,470)	(37,447)	(1,180)
	- Employee bonuses
	- Accrual	(433,632)	(1,268,454)	(1,622,709)	(51,125)
	- Adjustment to fair value	-	(450,977)	(5,593,883)	(176,241)
(c)	Investment gain (loss) on long-term investment-equity method	(79,731)	(163,376)	209,694	6,607
(d)	Investment gain (loss) in marketable securities	1,132,551	(34,877)	(922,901)	(29,076)
(e)	Provision for inventory obsolescence and devaluation	(33,945)	33,945	-	-
(f)	Accretion of interest expense resulting from
	beneficial conversion feature of convertible bonds	(106,454)	(18,507)	-	-
(i)	Depreciation on property, plant and equipment	(173,510)	(197,882)	(359,310)	(11,320)
(j)	Derivative financial instruments recorded at
	fair value	78,024	22,270	(249,585)	(7,863)
(k)	Compensated absences accrual	(8,490)	(73,874)	(49,232)	(1,551)
(m)	Escalation adjustment of rent expense	(19,096)	(15,453)	2,080	65
	Tax effect of US GAAP adjustments	(211,952)	593,545	416,978	13,137
(n)	Valuation allowance for deferred tax assets	-	1,869,051	(819,053)	(25,805)

Net income, US GAAP		4,938,882	15,715,426	18,112,548	570,654

Basic earnings per share under US GAAP (in dollars)		1.23	3.51	3.80	0.12

Diluted earnings per share under US GAAP (in dollars)		1.19	3.47	3.80	0.12

Basic-Weighted-average number of shares outstanding (in thousands)		4,012,878	4,481,133	4,765,464	4,765,464

Diluted- Weighted-average numb		4,293,997	4,534,587	4,765,464	4,765,464

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

2. Reconciliation of consolidated stockholders’ equity

		December 31,

		2003	2004

		NT$	NT$	US$
		(in thousands)

Total stockholders’ equity, ROC GAAP		92,654,527	130,565,595	4,113,598
(a)	Recognition of purchase method of accounting
	- Goodwill	10,946,732	10,946,732	344,888
	- Intangible assets, net of amortization	5,247,478	4,197,982	132,262
	- Other assets	275,161	484,299	15,258
	- Other liabilities	(45,109)	(29,687)	(935)
(b)	Accrued compensation
	- Remuneration to directors and supervisors	(70,470)	(37,447)	(1,180)
	- Employee bonuses
	- Accrual	(1,268,454)	(1,622,709)	(51,125)
(c)	Long-term investment-equity method	(167,167)	196,714	6,198
(c)	Decrease in cumulative translation adjustment	5,877	(12,333)	(389)
(d)	Marketable securities	(78,012)	(426,537)	(13,439)
(i)	Property, plant and equipment	(613,097)	(972,407)	(30,637)
(j)	Derivative financial instruments recorded at fair value	(63,366)	(308,785)	(9,729)
(k)	Compensated absences accrual	(134,711)	(183,943)	(5,795)
(m)	Escalation adjustment of rent expense	(113,938)	(111,858)	(3,524)
(n)	Deferred tax assets	403,428	-	-
	Total stockholders’ equity, US GAAP	106,978,879	142,685,616	4,495,451

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

(q)	US GAAP Consolidated Financial Statements
Consolidated Balance Sheets
December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars)
	2003	2004

	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents	17,962,082	16,797,663	529,227
Securities available for sale	2,728,410	2,676,206	84,316
Notes and accounts receivable, net	11,438,339	15,297,617	481,967
Receivables from related parties	5,522,640	5,420,358	170,774
Inventories	9,956,128	15,884,989	500,472
Prepayments and other current assets	722,399	1,302,384	41,033
Deferred tax assets	2,781,174	875,307	27,577

Total current assets	51,111,172	58,254,524	1,835,366

Long-term investments:
Equity method	533,158	5,719,066	180,185
Available for sale	185,329	412,704	13,003

	718,487	6,131,770	193,188

Property, plant and equipment:
Land	159,996	159,996	5,041
Buildings	14,205,819	16,554,160	521,555
Machinery and equipment	100,245,515	140,584,004	4,429,237
Other equipment	5,809,366	9,736,977	306,773

	120,420,696	167,035,137	5,262,606
Less: accumulated depreciation and amortization	(35,827,671)	(58,948,917)	(1,857,243)
Construction in progress	3,909,682	13,061,619	411,519
Prepayment for purchases of land and equipment	11,780,752	38,037,431	1,198,407

Net property, plant and equipment	100,283,459	159,185,270	5,015,289

Intangible assets
Goodwill	10,946,732	10,946,732	344,888
Other intangible assets	7,485,415	5,260,729	165,744

	18,432,147	16,207,461	510,632

Other assets
Refundable deposits	1,154,925	1,128,964	35,569
Restricted cash in bank	29,200	29,200	920
Deferred charges and other	462,854	822,125	25,902
Assets held for sale	1,482,489	1,259,621	39,686
Deferred tax assets	230,933	2,095,056	66,006

Total other assets	3,360,401	5,334,966	168,083

Total assets	173,905,666	245,113,991	7,722,558

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Balance Sheets (continued)
December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars except share data)

	2003	2004

	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	300,795	6,183,004	194,802
Accounts payable	22,149,503	27,129,790	854,751
Payables to related parties	1,019,031	750,582	23,648
Current installments of long-term borrowings	6,904,474	7,084,416	223,202
Accrued expenses and other current liabilities	4,748,232	7,131,108	224,672
Equipment and construction in progress payable	6,153,328	7,165,981	225,771

Total current liabilities	41,275,363	55,444,881	1,746,846

Long-term borrowings:
Long-term borrowings, excluding current installments	25,306,447	40,334,053	1,270,764
Bonds payable, excluding current installments	-	6,000,000	189,036

Total long-term borrowings	25,306,447	46,334,053	1,459,800

Other liabilities:
Accrued pension liabilities	163,967	220,002	6,931
Other	181,010	429,439	13,530

Total other liabilities	344,977	649,441	20,461

Total liabilities	66,926,787	102,428,375	3,227,107

Commitments and contingent liabilities
Stockholders’ equity:
Common stock, NT$10 par value; 5 billion shares authorized;
4,352,237 thousand and 4,958,041 thousand
shares issued and outstanding at December 31, 2003 and 2004, respectively	43,522,372	49,580,409	1,562,080

Additional paid-in capital	55,306,778	87,539,711	2,758,025

Retained earnings:
Legal reserve	602,267	2,168,260	68,313
Unappropriated retained earnings	8,303,657	3,800,061	119,724

	8,905,924	5,968,321	188,037

Accumulated other comprehensive loss, net	(505,214)	(151,844)	(4,784)

Treasury stock at cost; 12,000 thousand shares in 2003 and 2004	(250,981)	(250,981)	(7,907)

Total stockholders’ equity	106,978,879	142,685,616	4,495,451

Total liabilities and stockholders’ equity	173,905,666	245,113,991	7,722,558

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

     Consolidated Statements of Operations
Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2002	2003	2004
	NT$	NT$	NT$	US$
Net sales:
Related parties	21,493,418	28,794,083	45,081,777	1,420,346
Third parties	54,195,747	76,066,559	123,029,792	3,876,175

	75,689,165	104,860,642	168,111,569	5,296,521
Cost of goods sold	66,197,062	84,940,895	135,255,952	4,261,372

Gross profit	9,492,103	19,919,747	32,855,617	1,035,149

Operating expenses:
Selling	537,361	1,288,314	2,093,189	65,948
General and administrative	1,729,485	2,813,857	6,232,833	196,372
Research and development	1,411,906	2,479,652	4,360,773	137,390

	3,678,752	6,581,823	12,686,795	399,710

Total operating income	5,813,351	13,337,924	20,168,822	635,439

Non-operating income:
Interest income	280,410	161,121	174,898	5,510
Investment gain recognized by equity method investment, net	-	-	279,700	8,812
Gain on sale of investments	56,997	-	7,572	239
Foreign currency exchange gain, net	-	61,785	85,132	2,682
Other income	368,074	181,055	166,897	5,258

	705,481	403,961	714,199	22,501

Non-operating expenses and losses:
Interest expense	1,277,700	801,060	783,914	24,698
Investment loss recognized by equity method investment, net	90,206	177,825	-	-
Impair loss on security available-for-sale	-	-	922,901	29,077
Other and derivative loss	-	277,688	600,238	18,911

	1,367,906	1,256,573	2,307,053	72,686

Income before income tax	5,150,926	12,485,312	18,575,968	585,254
Income tax benefit (expense)	(212,044)	3,230,114	(463,420)	(14,600)

Net income	4,938,882	15,715,426	18,112,548	570,654

Basic earnings per common share (in dollars)	1.23	3.51	3.80	0.12
Dilution effect of convertible bonds (in dollars)	(0.04)	(0.04)	-	-

Diluted earnings per common share (in dollars)	1.19	3.47	3.80	0.12

Basic-Weighted average common shares outstanding (in thousands)	4,012,878	4,481,133	4,765,464	4,765,464

Diluted-Weighted average common shares outstanding (in thousands)	4,293,997	4,534,587	4,765,464	4,765,464

Cash dividends declared per common share (in dollars)	-	0.50	1.20	0.04

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

     Consolidated Statements of Comprehensive income
Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003	2004

	NT$	NT$	NT$	US$

Net income	4,938,882	15,715,426	18,112,548	570,654

Other comprehensive income (loss) before tax:
Unrealized holding gains (loss) on securities available-for-sale	(1,751,156)	577,780	578,620	18,230
Foreign currency cumulative translation adjustment	18,477	(16,721)	(291,708)	(9,191)
Reclassification adjustments for securities sold	(36,360)	43,644	(3,625)	(114)
Amortization of fair value adjustment of interest rate swap	13,889	13,889	4,166	131

Other comprehensive income (loss) before income taxes and cumulative effect of change in
accounting principle	(1,755,150)	618,592	287,453	9,056
Income tax expense (benefit)	34,937	(13,107)	65,917	2,077

Other comprehensive income, (loss)	(1,720,213)	605,485	353,370	11,133

Comprehensive income	3,218,669	16,320,911	18,465,918	581,787

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and shares)

		Capital Stock			Retained earnings

	Common shares (in thousands)	Common stock	Certificates exchangeable for common stock	Additional paid-in capital	Legal reserve	Unapproap- riated earnings (accumulated deficits), net	Accumulated other comprehen- sive income (loss)	Treasury stock	Total

Balance at January 1, 2002	2,970,581	29,705,816	-	39,236,171	232,014	(9,645,200)	609,514	-	60,138,315
Issuance of common stock for cash	500,000	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Convertible bonds converted to common stock	553,613	5,536,129	1,012	2,710,715	-	-	-	-	8,247,856
Transfer of legal reserve to unapporiated earnings	-	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to unappropriated earnings	-	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income	-	-	-	-	-	4,938,882	-	-	4,938,882
Purchase of treasury stock	-	-	-	-	-	-	-	(182,849)	(182,849)
Other comprehensive income, net of tax	-	-	-	-	-	-	(1,720,213)	-	(1,720,213)

Balance at January 1, 2003	4,024,194	40,241,945	1,012	52,351,313	-	(708,475)	(1,110,699)	(182,849)	90,592,247
Appropriation for legal reserve	-	-	-	-	602,267	(602,267)	-	-	-
Convertible bonds converted to common stock	83,988	839,878	(1,012)	417,295	-	-	-	-	1,256,161
Issuance of employee stock bonus	43,363	433,632	-	450,977	-	-	-	-	884,609
Issuance of shareholders stock dividends	200,692	2,006,917	-	2,087,193	-	(4,094,110)	-	-	-
Cash dividend	-	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Net income	-	-	-	-	-	15,715,426	-	-	15,715,426
Purchase of treasury stock	-	-	-	-	-	-	-	(68,132)	(68,132)
Other comprehensive income, net of tax	-	-	-	-	-	-	605,485	-	605,485

Balance at December 31, 2003	4,352,237	43,522,372	-	55,306,778	602,267	8,303,657	(505,214)	(250,981)	106,978,879
Issuance of common stock for cash	300,000	3,000,000	-	12,967,194	-	-	-	-	15,967,194
Appropriation for legal reserve	-	-	-	-	1,565,993	(1,565,993)	-	-	-
Issuance of shareholders stock dividends	217,012	2,170,119	-	13,671,747	-	(15,841,866)	-	-	-
Issuance of employee stock bonus	88,792	887,918	-	5,593,883	-	-	-	-	6,481,801
Effect of disproportionate in investee’s capital increase	-	-	-	109	-	-	-	-	109
Cash dividend	-	-	-	-	-	(5,208,285)	-	-	(5,208,285)
Net income	-	-	-	-	-	18,112,548	-	-	18,112,548
Other comprehensive income, net of tax	-	-	-	-	-	-	353,370	-	353,370

Balance at December 31, 2004	4,958,041	49,580,409	-	87,539,711	2,168,260	3,800,061	(151,844)	(250,981)	142,685,616

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
As of and for the years ended December 31, 2002, 2003 and 2004

     Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003	2004

	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	4,938,882	15,715,426	18,112,548	570,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,912,829	15,028,830	23,965,649	755,061
Amortization of intangible assets, deferred charges and discounts	2,701,198	2,340,998	2,392,388	75,375
Loss (gain) on sale of investments and proprerty, plant and equipment	(61,370)	168,637	26,842	846
Unrealized exchange loss (gain) – net	348,155	(70,837)	4,046	127
Net change in fair value of derivative instruments	(78,024)	(22,270)	249,054	7,847
Provision for inventory devaluation	33,945	290,241	588,428	18,539
Non-cash compensation-employee bonuses	433,632	1,719,431	5,593,883	176,241
Investment loss (gain) recognized by equity method	90,206	177,825	(279,700)	(8,812)
Other than temporary loss of long-term equity investment	-	-	922,900	29,077
Decrease (increase) in notes and accounts receivable – related parties	(1,217,723)	(1,876,237)	102,282	3,222
Decrease (increase) in notes and accounts receivable-third parties	46,233	(5,017,969)	(4,643,786)	(146,307)
Decrease (increase) in inventories	470,180	(1,770,744)	(6,517,288)	(205,334)
Decrease (increase) in prepayments and other current assets	(484,340)	662,702	(179,272)	(5,648)
Decrease (increase) in deferred tax assets (net)	211,953	(3,230,114)	109,014	3,435
Increase (decrease) in notes and accounts payable-relatedparties	67,198	458,426	(268,449)	(8,458)
Increase in notes and accounts payable-third parties	1,254,758	10,954,569	5,295,077	166,827
Increase in accrued expenses and other current liabilities	548,859	1,399,103	3,270,795	103,049
Increase in accrued pension liabilities and others	10,973	59,252	199,345	6,280

Net cash provided by operating activities	21,227,544	36,987,269	48,943,756	1,542,021

Cash flows from investing activities:
Purchase of investment securities available for sale	(9,500,815)	(7,801,640)	(4,339,254)	(136,712)
Proceeds from sales of securities available for sale	10,219,973	8,775,642	4,057,400	127,832
Acquisition of property, plant and equipment	(18,035,305)	(39,300,566)	(82,011,081)	(2,583,840)
Proceeds from disposal of long-term equity investment and property, plant
and equipment	78,719	10,954	230,736	7,270
Decrease in restricted cash in bank	97,342	23,000	-	-
Increase in intangible assets and deferred charges	(1,239,156)	(1,092,946)	(579,267)	(18,250)
Decrease (increase) in refundable deposits	(124,050)	(136,798)	25,961	818
Increase in long-term equity investment	(46,586)	(817,013)	(5,385,465)	(169,674)

Net cash used in investing activities	(18,549,878)	(40,339,367)	(88,000,970)	(2,772,556)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	770,444	(469,649)	5,882,209	185,324
Repayment of short-term borrowings	(2,585,961)	-	-	-
Increase (decrease) in guarantee deposit and others	40,682	(21,980)	1,455	46
Increase in long-term borrowings	4,664,932	8,740,405	22,315,772	703,080
Repayment of long-term borrowings	(5,104,110)	(10,792,110)	(6,892,110)	(217,143)
Issuance of common stock for cash	19,170,256	-	15,967,192	503,062
Issuance of bonds payable	-	-	6,000,000	189,036
Purchase of treasury stock	(182,849)	(68,132)	-	-
Cash dividend	-	(2,006,917)	(5,208,285)	(164,092)

Net cash provided by (used in) financing activities	16,773,394	(4,618,383)	38,066,233	1,199,313

Effect of exchange rate change on cash	9,866	(24,631)	(173,438)	(5,464)

Net increase (decrease) in cash and cash equivalents	19,460,926	(7,995,112)	(1,164,419)	(36,686)
Cash and cash equivalents at beginning of year	6,496,268	25,957,194	17,962,082	565,913

Cash and cash equivalents at end of year	25,957,194	17,962,082	16,797,663	529,227

Supplemental disclosures of cash flow information:
Cash paid for interest expenses	1,253,983	823,773	771,423	24,304

Cash paid (received) for income taxes	19,343	(15,581)	14,189	447

Non-cash investing and financing activities:
Convertible bonds applying for conversion	8,247,856	1,256,161	-	-