Form 20-F/A
period 2004-12-31
AU OPTRONICS CORP
filed 2005-07-08
CIK 1172494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 4,958,040,897 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

EXPLANATORY NOTE

The annual report on Form 20-F of AU Optronics Corp. for the year ended December 31, 2004 was originally filed with the Securities and Exchange Commission on June 3, 2005. This amended filing is being made to update and restate the original filing and to include our Item 18 financials.

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the cyclical nature of our industry, further declines in average selling prices, excess capacity in the TFT-LCD industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, changes in technology and competing products, our ability to successfully expand our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general political and economic conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see “Item 3. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars, or NT dollars, the lawful currency of the Republic of China, or the ROC. This annual report contains translations of NT dollar amounts into United States dollars, or U.S. dollars, at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this annual report were made at a rate of NT$31.74 to US$1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On July 1, 2005, the noon buying rate was NT$31.64 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

All references in this annual report to “Taiwan” or the “ROC” are to the island of Taiwan and other areas under the effective control of the Republic of China, and all references to the “ROC government” are references to the government of the Republic of China. All references to the “our company,” “we,” “us” and “our” in the annual report are references to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise. All references in this annual report to the “PRC” or “China” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

All references in this annual report to “large-size panels” refer to panels ten inches and above in diagonal length. All references to “small- to medium-size panels” refer to panels which are under ten inches in diagonal length.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected statement of operations data for the years ended December 31, 2002, 2003 and 2004 and selected balance sheet data as of December 31, 2003 and 2004 set forth below have been derived from our audited consolidated financial statements included herein. The selected balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements that have not been included herein. Our consolidated balance sheets as of December 31, 2002, 2003 and 2004 and related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004 have been audited by KPMG Certified Public Accountants, or KPMG, independent registered public accounting firm, whose report thereon is included herein. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP. On September 1, 2001, we completed a merger with Unipac Optoelectronics Corporation, or Unipac, an affiliate of United Microelectronics Corporation, or UMC. Under ROC GAAP, the merger of Unipac has been accounted for under the pooling-of-interests method of accounting, whereby the historical financial statements of the previously separate companies for periods prior to the merger have been restated on a combined basis. As a result, unless otherwise indicated, our operational and financial data, under ROC GAAP, presented herein for periods or dates prior to September 1, 2001 represent the combined operational and financial data of our company and Unipac. In contrast, under generally accepted accounting principles in the United States, or U.S. GAAP, the merger of Unipac has been accounted for as the acquisition of Unipac by our company under the purchase method of accounting, whereby our cost of acquiring Unipac was measured by the market value of the shares we issued to Unipac shareholders in connection with the merger plus related acquisition costs. Such acquisition cost has been allocated to the assets of Unipac we acquired and the liabilities of Unipac we assumed, based on their fair value as of September 1, 2001. Our financial data, under U.S. GAAP, presented herein for periods or as of dates prior to September 1, 2001, do not include the financial data of Unipac.

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

	Year Ended and As of December 31,
	2001	2002	2003	2004
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Operations Data:
U.S. GAAP
Net sales	28,513.4	75,689.2	104,860.6	168,111.6	5,296.5
Cost of goods sold	31,491.1	66,197.1	84,940.9	135,256.0	4,261.4

Gross profit (loss)	(2,977.7)	9,492.1	19,919.7	32,855.6	1,035.1
Operating expenses	1,670.5	3,678.7	6,581.8	12,686.8	399.7

Operating income (loss)	(4,648.2)	5,813.4	13,337.9	20,168.8	635.4
Non-operating income	408.1	705.4	404.0	714.2	22.5
Non-operating expenses and losses(1)	1,100.5	1,367.9	1,256.6	2,307.1	72.6

Income (loss) before income tax	(5,340.6)	5,150.9	12,485.3	18,575.9	585.3
Income tax benefits (expenses)	(0.3)	(212.0)	3,230.1	(463.4)	(14.6)

Net income (loss)	(5,340.9)	4,938.9	15,715.4	18,112.5	570.7

Weighted average shares outstanding—Basic	1,975.4	4,012.9	4,481.1	4,765.5
Weighted average shares outstanding—Diluted	1,975.4	4,294.0	4,534.6	4,765.5
Earnings (loss) per share—Basic	(2.70)	1.23	3.51	3.80	0.12
Earnings (loss) per share—Diluted	(2.70)	1.19	3.47	3.80	0.12
Earnings (loss) per ADS equivalent—Basic	(27.04)	12.31	35.07	38.01	1.20
Earnings (loss) per ADS equivalent—Diluted	(27.04)	11.94	34.74	38.01	1.20

Balance Sheet Data:
U.S. GAAP
Current assets	30,955.9	48,967.9	51,111.2	58,254.5	1,835.4
Investments in equity-method investees	117.2	26.8	533.2	5,719.1	180.2
Investments in cost-method investees	—	46.6	185.3	412.7	13.0
Property, plant and equipment	65,592.0	72,195.3	100,283.5	159,185.3	5,015.3
Goodwill	11,599.7	11,599.7	10,946.7	10,946.7	344.9
Other intangible assets—net	10,416.1	9,281.4	7,485.4	5,260.7	165.7
Other assets	1,333.3	1,413.7	3,360.4	5,335.0	168.1
Total assets	120,014.2	143,531.4	173,905.7	245,114.0	7,722.6
Current liabilities	19,676.4	25,789.5	41,275.4	55,444.9	1,746.8
Long-term borrowings	39,054.8	25,959.1	25,306.4	46,334.1	1,459.8
Other liabilities	1,144.7	1,190.6	345.0	649.4	20.5
Total liabilities	59,875.9	52,939.2	66,926.8	102,428.4	3,227.1
Total stockholders’ equity	60,138.3	90,592.2	106,978.9	142,685.6	4,495.5

Other Financial Data:
U.S. GAAP
Gross margin(2)	(10.4)%	12.5%	19.0%	19.5%
Operating margin(3)	(16.3)%	7.7%	12.7%	12.0%
Net margin(4)	(18.7)%	6.5%	15.0%	10.8%
Capital expenditures	8,311.5	18,035.3	39,300.6	82,011.1	2,583.8
Depreciation and amortization	6,649.6	14,614.0	17,369.8	26,358.0	830.4
Cash flows from operating activities	503.1	21,227.5	36,987.3	48,943.8	1,542.0
Cash flows from investing activities	(8,067.7)	(18,549.9)	(40,339.4)	(88,001.0)	(2,772.6)
Cash flows from financing activities	12,986.3	16,773.4	(4,618.4)	38,066.2	1,199.3

(1)	Includes the cumulative effect of an accounting change of NT$0.6 million, net of tax in 2001.
(2)	Gross margin is calculated by dividing gross profit by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

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

	NT dollars per U.S. dollar Noon Buying Rate
	Average		High		Low		Period-End
	(of month end rates for years)
2000	NT$	31.26	NT$	33.25	NT$	30.35	NT$	33.17
2001		33.82		35.13		32.23		35.00
2002		34.54		35.16		32.85		34.70
2003		34.40		34.98		33.72		33.99
2004		33.27		34.16		31.74		31.74
2005: (through June 30)		31.41		32.22		30.65		31.64
January		31.85		32.22		31.65		31.71
February		31.50		31.79		31.06		31.06
March		31.11		31.73		30.65		31.46
April		31.48		31.70		31.23		31.23
May		31.27		31.47		30.98		31.13
June		31.35		31.64		31.15		31.64

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

The industry in which we operate is cyclical. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The thin film transistor liquid crystal display, or TFT-LCD, industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices. For example, the significant increase in the average selling prices of large-size panels in the first half of 2002 was followed by a slowdown in demand growth in the second half of 2002, which in turn resulted in excess supply in the market and caused sharp declines in prices in that period.

As a result, the average selling prices of our large-size panels decreased by 13.0% between the second quarter and the third quarter of 2002 and further decreased by 21.7% between the third quarter and the fourth quarter of 2002. There was a recovery in the average selling prices of large-size panels in 2003, with average selling prices of our large-size panels increasing by 17.3% between the first quarter of 2003 and the fourth quarter of 2003. Average selling prices of our large-size panels increased by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 which was followed by a sharp decrease of 22.2% between the second quarter and the third quarter of 2004 and a further decrease of 17.1% between the third quarter and the fourth quarter of 2004. Average selling prices of our large-size panels decreased by 6.5% between the fourth quarter of 2004 and the first quarter of 2005. Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry has led to excess capacity and could continue to lead to a future period or periods of general excess capacity in the industry. For example, it is expected that as additional capacity provided by fifth-, sixth- and future generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

We experienced a net loss in 2001 and the first quarter of 2005. Although we were profitable in 2002, 2003 and 2004, if we are not profitable in 2005 or beyond, the value of the ADSs and our shares may be negatively affected.

We experienced a net loss in 2001 and the first quarter of 2005 due principally to a decline in the average selling prices of our products and lower utilization at our facilities caused by an oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002, 2003 and 2004, we cannot assure you that we will be profitable in 2005 or beyond.

Our future net sales, gross profit and operating income may vary significantly due to a combination of factors, including, but not limited to:

•	Our ability to develop and introduce new products to meet customers’ needs in a timely manner. The inability to develop or introduce new products in a timely manner may hurt our competitive position because customers may choose to source more advanced products from competitors.

•	Our ability to develop or acquire and implement new manufacturing processes and product technologies. If we are unable to successfully implement new manufacturing processes and product technologies in a timely manner, our competitors may seize new opportunities in new markets.

•	Our ability to control our fixed and variable costs and operating expenses. Increased fixed and variable costs and operating expenses may reduce our profitability and adversely affect our results of operations.

•	Changes in our product mix or those of our customers. When our customers or we discontinue a product or experience production problems with new products, our results of operations may fluctuate.

•	Our ability to obtain raw materials and components at acceptable prices and in a timely manner. A shortage in raw materials and components could result in increased raw materials and components costs and put downward pressure on gross margins as well as cause delays to our production and delivery schedules, which may result in the loss of customers and revenues.

•	Lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market. When oversupply conditions occur, we may reduce the price of our panels to maintain high capacity utilization rates or reduce the volume of our production.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be negatively affected by:

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	changes in end users’ spending patterns;

•	the rescheduling and cancellation of large orders;

•	our customers’ adjustments in their inventory; and

•	natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geo-political instability as a result of terrorism or political or military conflicts.

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

Early product development by itself does not guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially in the early 1990s, this technology began to gain wide market acceptance only in the last few years, especially in the consumer electronics sector. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new products will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

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

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 88.3%, 85.2% and 78.1% of our net sales in 2002, 2003 and 2004, respectively. Demand for our panels for computer products is affected by numerous factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube, or CRT, monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing CRT monitors. The rate of substitution of TFT-LCD monitors for CRT monitors may be affected by a general slowdown in the global economy or a change in the average selling prices of such products which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

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

We are dependent on a small number of customers for a substantial portion of our business. In 2002, 2003 and 2004, our five largest customers accounted for 39.3%, 43.6% and 35.1%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in each of the last three years. BenQ Corporation, or BenQ, and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

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

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the TFT-LCD industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

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

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2005 in connection with the ramp-up of our sixth-generation fab, the establishment of a third fifth-generation fab, a 7.5-generation fab and our third in-house color filter production facility. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may lose market share if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

The principal elements of competition in the TFT-LCD industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development;

•	time-to-market; and

•	access to capital.

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

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp-up of our sixth-generation fab, the establishment of a third fifth-generation fab, a 7.5-generation fab and our third in-house color filter production facility. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

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

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. In 2004, we established a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The 684,000 square foot, nine-storey research center houses eight to 16 research labs, advanced training facilities and is expected to accommodate over 1,000 research engineers. We are also planning the establishment of a professional on-the-job training facility for employees, the AUO Learning Center. Without a sufficient number of skilled employees, our operations and production quality would suffer. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with BenQ. BenQ is our largest shareholder, owning directly and indirectly 13.32% of our outstanding shares as of July 1, 2005, and is also one of our largest customers. BenQ and its subsidiaries accounted for 20.8%, 20.9% and 19.9% of our net sales in 2002, 2003 and 2004, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of July 1, 2005, three of our nine directors and one of our three supervisors are representatives of BenQ, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

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

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the planned establishment of our third fifth-generation fab and our 7.5-generation fab, and the ramp-up of production capacity for our sixth-generation fab. We may also encounter these difficulties in connection with the establishment of our third in-house color filter production facilities as well as the adoption of new manufacturing process technologies. We cannot assure you that we will be able to complete our third fifth-generation fab, our 7.5-generation fab, our third in-house color filter production facilities, and the ramp-up of our sixth-generation fab without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps, or CCFL, and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. In addition, there was a shortage in the supply of color filters and glass substrates beginning in the second half of 2003 which continued into 2004. In addition, based on announced plans for new TFT-LCD production capacity, there could also be a shortage in the supply of driver integrated circuits, polarizer and CCFL. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any material shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

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

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for our planned 7.5-generation fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In June 2004, we also incurred small fines for failure to update our air pollution emission permit.

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

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as organic light-emitting diode, or OLED, and low temperature poly-silicon, or LTPS, technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital to ramp-up our sixth-generation fab, establish a third fifth-generation fab and a 7.5-generation fab and have committed significant management resources to develop color filter production facilities. However, we cannot assure you that we will be successful in completing the development of the sixth-generation fab or other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have major licensing arrangements with Matsushita, Fujitsu Display Technologies Corporation, or FDTC, Semiconductor Energy Laboratory Co., Ltd., or SEL, Toppan Printing Co., Ltd., or Toppan, and other companies for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in intellectual property disputes with several companies. See “Item 8. Financial Information—Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of December 31, 2004, we had 536 U.S. patent applications pending, 663 Taiwan patent applications pending and 1,099 patents pending in other jurisdictions. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

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

We have expanded our module assembly operations to the PRC. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are subject, to a significant degree, to the political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has indicated publicly that it may change its monetary policy to tighten the extension of credit and discourage investments, particularly in certain industries such as real estate and construction. This change in policy may adversely affect our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

Although we have been advised that we have all the relevant government approvals required in connection with our PRC operations, additional approvals from the PRC central government may be required.

We operate module assembly facilities in the Suzhou Industrial Park located in Suzhou, PRC, through our subsidiary, AU Optronics (Suzhou) Corp., Ltd. The Suzhou Industrial Park is a special economic zone established by the PRC central government with others and is under the regulation of the Suzhou Industrial Park Administrative Committee, or SIPAC. Under PRC laws and regulations, foreign investment projects require the approval of the relevant governmental authorities in the province or special economic zone in which the project is located and, in some circumstances, the approval of the relevant authorities of the PRC central government. In connection with the initial establishment and subsequent capital increases of our PRC subsidiary, we received approvals from SIPAC, which were filed by SIPAC with the State Planning Commission, the National Development and Reform Commission and the Ministry of Commerce of the central government of the PRC. We have been advised by SIPAC that such approvals and filings complete the approval process, which is consistent with the approval processes generally applicable to companies under the regulation of SIPAC, and that all necessary PRC governmental approvals in connection with the initial establishment and subsequent capital increases of our PRC subsidiary have been obtained.

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

Most of our assets and operations are located in Taiwan and approximately 40% of our net sales is derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.64 on July 1, 2005, based on the noon buying rates published by the Federal Reserve Bank of New York.

Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation and interest rates in Taiwan, as well as general economic conditions in Taiwan. In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, which has caused a depressed property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 17.1% increase in 2001, a 19.8% decrease in 2002 and a 32.3% increase in 2003. During the period from January 1, 2004 to December 31, 2004, the Taiwan Stock Exchange Index peaked at 7,034.10 on March 4, 2004, and reached a low of 5,325.68 on July 20, 2004. Over the same period, daily closing values of our shares ranged from NT$33.2 per share to NT$78.5 per share. On July 1, 2005, the Taiwan Stock Exchange Index closed at 6,272.14, and the closing value of our shares was NT$54.5 per share.

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

A reoccurrence of Severe Acute Respiratory Syndrome, or SARS, or an outbreak of avian flu or other contagious diseases, may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

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

The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of

ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the ROC Financial and Supervisory Commission, unless:

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

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial and Supervisory Commission, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals, or the Investment Regulations. You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Securities Central Depository Co., Ltd. book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

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

Future sales or perceived sales of securities by us, our executive officers, directors, supervisors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of July 1, 2005, we had an aggregate of 4,958,040,897 shares issued and outstanding which were freely tradable, except for 12,000,000 shares of our treasury shares. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

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

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ, Lite-On Technology and Top Victory Electronics. BenQ is a shareholder of our company, and held directly and indirectly 13.32% of our outstanding shares as of July 1, 2005. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab and we now operate two fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our sixth-generation fab is capable of processing substrates with dimensions of up to 1,500 x 1,850 millimeters, our fifth-generation fabs are capable of processing substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, and our fourth-generation fab is capable of processing substrates with dimensions of up to 680 x 880 millimeters.

We commenced commercial production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5-, fourth-, fifth- and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate two fifth-generation fabs that commenced commercial production in March 2003 and February 2004, respectively and we are in the process of establishing a third fifth-generation fab which we expect to commence commercial production in the fourth quarter of 2005. Our sixth-generation fab commenced commercial production in March 2005. Our existing operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

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

Computer Products

Panels for Notebook Computers. In 2002, 2003 and 2004 sales of panels for notebook computers accounted for 29.6%, 21.0% and 19.2%, respectively, of our net sales. The decline in notebook computer panels sales as a percentage of our total net sales resulted primarily from the increase in sales of our other products, which grew at a faster rate than sales of notebook computer panels.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. The most commonly produced panel sizes for notebook computers were from 12.1 inches to 14.1 inches in 2000 and 2001 and 14.1 and 15.4 inches in 2002, 2003 and 2004. As fifth-generation production capacity increases, we expect that 15.4-inch panels will continue to be one of the most commonly produced sizes for notebook computers, with demand for 17-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

In 2004, unit sales of our panels for notebook computers were approximately 4.9 million, of which a substantial majority was accounted for by 14.1 inch to 15.4 inch panels. In 2004, our net sales accounted for by panels for notebook computers was approximately NT$32.3 billion.

Panels for Desktop Monitors. We commenced commercial production of desktop monitor panels in the first quarter of 2000. In 2002, 2003 and 2004 sales of panels for desktop monitors accounted for 58.7%, 64.2% and 58.9%, respectively, of our net sales. We expect that our sales of desktop monitor panels will continue to grow in 2005, primarily as a result of our capacity expansion and demand growth due to the continued trend toward the bundling of TFT-LCD monitors with new computers and the substitution effect of purchasers replacing CRT monitors with TFT-LCD monitors.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. 17-inch panels were most commonly produced for desktop monitors in 2004. In 2004, unit sales of our panels for desktop monitors was approximately 12.2 million, of which a significant portion was accounted for by 17- and 19-inch panels. In 2004, our net sales accounted for by panels for desktop monitors was approximately NT$99.0 billion, of which a significant majority was accounted for by 17- and 19-inch panels. We expect 17-inch panels will continue to be one of the most commonly produced desktop monitor sizes, with increasing demand for 19-inch panels in 2005.

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

LCD Television

Our panels for LCD television consist of panels with a panel size of 14 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television panels consists of 14- to 46-inch panels. Our sales of LCD television panels, as a percentage of our net sales, increased from 2.7% in 2003 to 8.7% in 2004. In 2004, the most commonly produced size of LCD television panels were those below 20-inches. We believe that our sales of LCD television panels will continue to grow in 2005, primarily as a result of the commencement of production at our sixth-generation fab and expected demand growth for LCD television, while we expect average selling prices of panels for LCD television to continue to decline. We also believe that beginning in 2005 there has been a trend towards greater customer demand for larger LCD television panels (above 30-inches). Units sales of our LCD television panels increased to 1,369.4 thousand panels in 2004 from 249.9 panels in 2003 primarily as a result of growing market demand and the replacement of CRT televisions with LCD televisions by consumers.

Customers, Sales and Marketing

We sell our panels primarily to original equipment manufacturing service providers such as BenQ, Lite-On Technology and Top Victory Electronics. BenQ is a shareholder of our company, and held directly and indirectly 13.32% of our outstanding shares as of July 1, 2005. We also own a 5.47% equity interest in BenQ as of December 31, 2004. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. We also sell our panels to some brand companies on a direct shipment basis.

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

We sell our panels for desktop monitors through sales channels similar to those for notebook computers. We supply desktop monitor panels primarily to original equipment manufacturing service providers such as BenQ, Lite-On Technology and Top Victory Electronics.

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

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in October 2003. We also established a color filter production facility at our sixth-generation fab in March 2005.

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

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely effect our gross margins.

Set forth below are our major suppliers of key raw materials and components:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits
Asahi Glass	Merck	Allied Material Technology	Nitto Denko	Coretronic	NEC

Corning Taiwan	Nichimen Corp.	Cando Corporation(1)	Optimax	Forhouse	Novatek

Nippon Electric Glass	Plan-Net Corp.	Dai Nippon Printing		Helix	Panasonic

NH Technoglass		Toppan Sintek		Radiant	Toshiba

(1)	Cando Corporation has been our equity method investee since November 2003. See “Item 7.B. Related Party Transactions.”

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

Competition

The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

•	LG.Philips LCD and Samsung Electronics, in Korea;

•	Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, Quanta Display, Innolux Display and Toppoly Optoelectronics, in Taiwan;

•	Hitachi, Tottori Sanyo, Sharp and Toshiba Matsushita Display Technology, in Japan; and

•	SVA-NEC and BOE-OT, in the PRC.

The principal elements of competition for customers in the TFT-LCD market include:

•	price, based in large part on the ability to ramp-up lower cost, “next generation” production facilities before competitors;

•	product features and quality;

•	customer service, including product design support;

•	ability to keep production costs low by maintaining high yield and operating at full capacity;

•	ability to provide sufficient quantity of products to meet customer demand;

•	quality of the research and development team;

•	time-to-market; and

•	access to capital.

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

Intellectual Property

We currently hold a total of 950 patents, including 616 in Taiwan and 177 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2007 through 2024. We also have a total of 663 pending patent applications in Taiwan, 536 in the United States and 1,099 in other jurisdictions, including the PRC, Japan and Korea as of December 31, 2004. In addition, we have registered “AU Optronics” as a trademark and service mark in the ROC and PRC, and we are in the process of registering our logo as a trademark and service mark in the ROC and PRC.

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

We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We may find it necessary to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We may suffer legal liabilities and financial and reputational damages if we are found to infringe product or process technology rights held by others. We are currently involved in litigation regarding alleged patent infringement. See “Item 8—Financial Information—Litigation.”

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

We incurred small fines in December 2002 and October 2003 for non-compliance with a waste storage-labeling requirement. In June 2004, we also incurred small fines for failure to update our air pollution emission permit. Following each of the infractions described above, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2004.

The following table sets forth summary information for our subsidiaries as of December 31, 2004.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
AU Optronics (L) Corp.	Holding company	Malaysia	5,802.9	100%
AU Optronics Corporation America	Sales services in the United States	United States	31.7	100	%(1)
AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	5,395.8	100	%(1)
AU Optronics Corporation Japan	Sales services in Japan	Japan	25.4	100	%(1)
Konly Venture Corp.	Venture capital investment	ROC	900.0	100%
AU Optronics Europe B.V.	Sales services in Europe	Netherlands	1.9	100	%(1)
AU Optronics Korea Ltd.	Sales services in South Korea	South Korea	4.9	100	%(1)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

4.D. Property, Plants and Equipment

We have three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC. With current production facilities utilizing 3.5-generation, fourth-generation, fifth-generation and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes.

Principal Facilities

The following table sets forth certain information relating to principal facilities as of March 31, 2005. The land in the Hsinchu Science Park on which our facilities are located is leased from the ROC government.

Location	Building Size (in square meters)	Input Substrate Size (in millimeters) / Installed Capacity (substrates processed per month)	Commencement of Commercial Production	Primary Use	Owned or Leased
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan, ROC	69,647	610x720/45,000	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC	163,564	610x720/30,000	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu, Taiwan, ROC	105,127	600x720/60,000	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

No. 1, Xinhe Rd., Aspire Park 325 Lungtan, Taoyuan Taiwan, ROC	248,231	680x880/60,000(1) 1,100x1,250/50,000(2) 1,100x1,300/70,000(3)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned(5)

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 407, Taiwan, ROC	N/A	1,500x1,850/60,000(4)	March 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, PRC	226,549	N/A	July 2002	Module and component assembly	• Building is owned • Land is leased (expires in 2051)

(1)	Our fourth-generation fab.
(2)	Our first fifth-generation fab, which commenced commercial production in March 2003.
(3)	Our second fifth-generation fab, which commenced commercial production in February 2004.
(4)	Our sixth-generation fab, which commenced commercial production in March 2005.
(5)	We purchased this land in January 2005.

Expansion Projects

Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

Fifth-Generation Fabs. We commenced commercial production at our second fifth-generation fab which is capable of processing substrates with dimensions of 1,100 x 1,300 millimeters, in February 2004. As of December 31, 2004, our second fifth-generation fab had an estimated input capacity of approximately 70,000 substrates per month. We plan to establish a third fifth-generation fab capable of processing substrates with dimensions of 1,100 x 1,300 millimeters which we expect to commence commercial production in the fourth quarter of 2005. We also plan to establish a third color filter production facility in order to meet a portion of our color filter requirements at our two fifth-generation fabs as well as our other existing fabs. Our third fifth-generation fab will be housed in the same facility as our 7.5-generation fab. We expect to spend approximately NT$10 billion to NT$11 billion to construct this facility and spend an additional NT$30 billion to NT$35 billion for the installation of machinery and equipment at our third fifth-generation fab. As of December 31, 2004, we had spent a total of NT$5.0 billion for construction and the purchase of machinery and equipment at our third fifth-generation fab.

Sixth-Generation Fab. To meet the growth in the large-size TFT-LCD market, we established a new fab in Taichung Science Park utilizing sixth-generation manufacturing technology. Our sixth-generation fab is capable of processing substrates with dimensions of 1,500 x 1,850 millimeters. Our sixth-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 32-inch panels, six 37-inch panels or four 40-inch panels in wide format. Our sixth-generation fab commenced commercial production in March 2005 and as of March 31, 2005 had an estimated input capacity of approximately 5,000 substrates per month. We expect that the estimated input capacity for our sixth-generation fab to increase to 60,000 substrates per month by the end of 2005. We also plan to establish color filter production and module-assembly facilities at our sixth-generation fab. As of December 31, 2004, we had incurred a total of NT$40.7 billion in connection with our new sixth-generation fab, together with the new color filter production and module-assembly facilities within such fab. We expect to spend an additional amount of approximately NT$40.0 billion to NT$45.0 billion to complete our sixth-generation fab.

7.5-Generation Fab. We intend to establish a 7.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 40-inches. We expect that our 7.5-generation fab will be capable of processing substrates with dimensions of 1,950 x 2,250 millimeters. Our 7.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 47-inch panels or three 56-inch panels in wide format. We currently plan for equipment move-in to be scheduled for the second quarter of 2006 and expect to commence commercial production in the fourth quarter of 2006. We expect to spend approximately NT$35 billion to NT$38 billion for the installation of machinery and equipment at our 7.5-generation fab. As of December 31, 2004, we had not purchased any machinery or equipment for our 7.5-generation fab.

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

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger panel sizes command higher prices, but also have higher manufacturing costs. In 2004, an increase in demand for consumer electronic products using larger TFT-LCD panels such as portable DVD players caused a shift in product mix to more medium sized panels being produced. The continued trend toward notebook computers with larger screens and the continuing demand for TFT-LCD panels for desktop monitors as a result of the replacement of CRT monitors for TFT-LCD monitors led us to shift our product mix to include primarily 14.1-inch and 15.4-inch panels for notebook computers and 15-, 17- and 19-inch panels for desktop monitors. Moreover, a strong demand for LCD television contributed to increased production of LCD television panels. Our fifth-generation fabs have enabled us to produce 15-, 17- and 19-inch or larger panels more efficiently. Our sixth-generation fab will also enable us to produce larger LCD television panels. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

The movements of the allowance for sales returns and discounts are as follows:

	2002	2003	2004
	NT$	NT$	NT$	US$
Balance at beginning of year	68,650	91,906	45,756	1,441
Provision charged (reversal credited) to revenue	91,906	(23,464)	696,328	21,939
Write-off	(68,650)	(22,686)	(43,578)	(1,373)

Balance at end of year	91,906	45,756	698,506	22,007

As of December 31, 2002, 2003 and 2004, the allowance for sales discounts and returns was NT$92 million, NT$46 million and NT$699 million (US$22.0 million), respectively. In 2003, we reversed certain allowances established in prior periods due to lower than expected sales discounts and returns. For the years ended December 31, 2002, 2003, and 2004, we did not have to record any additional provisions subsequent to the year ended because actual returns and pricing discounts were lower than the estimated amounts.

Recoverability of Long-Lived Assets

Under U.S. GAAP, we review our long-lived assets and certain identifiable intangible assets, including purchased intangible assets for impairment whenever we feel that events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Furthermore, under ROC and U.S. GAAP, we review our assets held for sale for impairment whenever we feel that the fair value of these assets may be lower than the carrying amount. Judgments about the fair value of assets held for sale are generally based upon market assumptions about value of similar assets, and are supported by third party appraisals.

Under ROC GAAP we measure recoverability of our assets to be held and used by comparing the carrying amount of an asset to the fair value of the asset. Under U.S. GAAP, we measure recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future undiscounted net cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. No impairment indicators were noted during 2004. Furthermore, we had assets held for sale in 2003 and 2004. As of December 31, 2003 and 2004, we recorded a provision for impairment of assets held for sale of NT$75 million and NT$136 million (US$4.3 million), respectively. The impairment of assets held for sale was classified in non-operating expenses and losses in the statements of operations.

Allowance for Uncollectible Accounts Receivable

We evaluate our outstanding accounts receivables on a monthly basis for collectibility purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical loss experience. There have been no changes in this policy for the last three years.

The movements of the allowance for uncollectible accounts are as follows:

	2002	2003	2004
	NT$	NT$	NT$	US$
Balance at beginning of year	30,112	39,387	81,085	2,555
Provision charged to expense	137,948	41,698	9,221	290
Write-off	(128,673)	—	—	—

Balance at end of year	39,387	81,085	90,306	2,845

As of December 31, 2002, 2003 and 2004, the allowance we established for doubtful accounts was NT$39 million, NT$81 million and NT$90 million (US$2.8 million), respectively. For the years ended December 31, 2002, 2003, and 2004, we have not made any significant changes to estimates used to determine allowances for doubtful accounts.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts that will ultimately be realized are less than their cost basis, which may be affected by the number of months inventory items remain unsold and their prevailing market prices. Additionally, our analysis of the amount we expect to ultimately realize are partially based upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

As of December 31, 2002, 2003 and 2004, the provision for inventory obsolescence and devaluation was NT$394 million, NT$607 million and NT$1,031 million (US$32.5 million), respectively, which were classified in cost of goods sold in the statements of operations. For the years ended December 31, 2002, 2003 and 2004, we have not made any significant changes to estimates used to determine the provisions for excess and obsolete inventory.

Recoverability of Long-Term Investments

Long-term equity investments in which we are not able to exercise significant influence over the investee’s operations and financial policies (generally those in which we own less than 20% of the investee’s voting shares) are accounted for using the lower of cost or the quoted market value if the investee is a listed company, otherwise such investments are accounted for using the cost method. If there is evidence indicating that a decline in the value of an investment is other than temporary, then the carrying amount of the investment is reduced to reflect its estimated net realizable value. Net realizable value is determined based on its quoted market value, if listed, or its fair value based on the present value of its estimated future cash flows. For the years ended December 31, 2002, 2003 and 2004, we have not recognized any significant impairment losses on long-term investments.

When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares) those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata share of the excess of fair value over the carrying value of assets on the investee’s books. Such difference is reflected as a component of the investment balance and is adjusted to reflect changes in the basis of the related asset. Unallocated amounts are recorded as investor level goodwill, and are not subject to amortization, but rather are assessed for impairment as part of the carrying amount of the investment. For example, amounts allocated to property, plant and equipment are depreciated in a manner similar to the related assets through a charge to net investment gain recognized by equity method investments. The allocation of excess basis in equity method investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our statement of operations.

Certain investments in which we hold less than a 20% voting interest, but are nonetheless able to exercise significant influence over the operating and financial policies of investees through board representation or other means are also accounted for using the equity method. Significant judgment is required to assess whether we have significant influence. Factors that we consider in making such judgment include, among other matters, participation in policymaking processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

In 2004, we purchased 126,600,000 shares of BenQ representing a 5.47% equity interest in BenQ. As we and BenQ share a common chairman and chief executive officer, a second officer board member, and have other commercial relationships, we are deemed to have the ability to exercise significant influence over BenQ. As such, we account for our investment in BenQ under the equity method of accounting.

Income Taxes

We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2004, the ending balance for our valuation allowances on deferred tax assets was NT$8,805.0 million under ROC GAAP. If our current estimate of future profit had been higher, we would have decreased our valuation allowances accordingly. In contrast, if our current estimate of future profit had been lower, we would have increased our valuation allowances. However, due to the complexity of calculating our valuation allowances, we are unable to provide with reasonable accuracy the amount of changes to our valuation allowances that would have resulted based upon specific percentage changes to one or more individual factors such as our expected future revenue or profits.

Under U.S. GAAP, cumulative losses in recent years are a significant piece of negative evidence which is difficult to support a conclusion that expected taxable income from future operations (excluding reversal of existing temporary differences) justifies recognition of deferred tax assets. We suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, we did not use the projection of future taxable income in determining our valuation allowance for periods through December 31, 2002. As we continue to generate taxable income from 2003 onwards, more positive evidence is available. We are using the available future taxable income projections in the near term in determining the extent of our valuation allowance.

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

For the Years Ended December 31, 2004 and 2003

Net Sales

Net sales increased 60.3% to NT$168,111.6 million (US$5,296.5 million) in 2004 from NT$104,860.6 million in 2003 due to a 60.5% increase in net sales of large-size panels and a 62.0% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 60.5% to NT$148,130.6 million (US$4,667.0 million) in 2004 from NT$92,274.0 million in 2003. This increase was primarily due to an increase in unit sales. Large-size panels sold increased 59.0% to 18,851.4 thousand panels in 2004 from 11,852.7 thousand panels in 2003. The average selling price per panel of our large-size panels remained relatively stable, increasing 0.9% to NT$7,858 (US$247.6) in 2004 from NT$7,785 in 2003, primarily as a result of an increase in average selling prices in the first half of 2004 caused by strong consumer demand which was partially offset by a decrease in average selling prices in the second half of 2004 resulting from an oversupply of panels in the TFT-LCD industry. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices in the second half of 2004. The increased demand was primarily due to consumers continuing to replace their CRT monitors with TFT-LCD monitors, increased bundling of TFT-LCD monitors and PCs by brand companies and increased demand for both notebook computers and LCD television.

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

Under U.S. GAAP, operating expenses increased 92.8% to NT$12,686.8 million (US$399.7 million) in 2004 from NT$6,581.8 million in 2003. As a percentage of net sales, operating expenses increased to 7.5% in 2004 from 6.3% in 2003. The increase in operating expenses was primarily due to expansion, increase of sales related expenses as a result of an increase in unit sales of our panels and an increase of employee compensation expense. Selling expenses increased 62.5% to NT$2,093.2 million (US$65.9 million) in 2004 from NT$1,288.3 million in 2003, primarily due to increases in selling commissions, transportation costs and marketing expenses as a result of increased sales, the increase of employee compensation costs. Selling expenses as a percentage of net sales was about the same in 2004 and in 2003. General and administrative expenses increased 121.5% to NT$6,232.8 million (US$196.4 million) in 2004 from NT$2,813.9 million in 2003, primarily as a result of the ramp-up costs at our fifth-generation fabs prior to commercial production at such facilities and the establishment of our sixth-generation fab, and a result of the increase of compensation costs. General and administrative expenses as a percentage of net sales increased to 3.7% in 2004 from 2.7% in 2003. Research and development expenses increased 75.9% to NT$4,360.8 million (US$137.4 million) in 2004 from NT$2,479.6 million in 2003, primarily due to the additional expenses associated with the installation of equipment at our new research and development facility, the AUO Technology Center, and a result of the increase of compensation costs. Research and development expenses as a percentage of net sales increased to 2.6% in 2004 from 2.4% in 2003.

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

Under U.S. GAAP, we recorded an income tax expense of NT$463.4 million (US$14.6 million) in 2004 compared to an income tax benefit of NT$3,230.1 million in 2003. We did not use the projection of future taxable income in determining the deferred tax asset valuation allowance for periods through December 31, 2002. However, as we continue to generate taxable income from 2003 onwards, more positive evidence is available. We are using the available future taxable income projections in determining the size of the valuation allowance. As a result, we released a portion of the deferred tax asset valuation allowance in 2003 and the income tax benefit increased in 2003 by NT$1,869 million (US$58.9 million).

Net Income

As a result of the foregoing, net income increased 78.6% to NT$27,962.9 million (US$881.0 million) in 2004 from NT$15,659.9 million in 2003.

Under U.S. GAAP, as a result of the foregoing, net income increased 15.3% to NT$18,112.5 million (US$570.7 million) in 2004 from NT$15,715.4 million in 2003.

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

Recognition of Deferred Tax Assets

Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP than under U.S. GAAP. This difference has a significant impact on us because we have a significant amount of deferred tax assets as a result of the various tax credits available to us under ROC governmental tax incentive programs and net operating loss carryforwards. Please see note 22 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification of these differences. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2004 amounted to NT$2,970.4 million (US$93.6 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the ability to consider our projection of income before tax for future years. If we do not achieve the projection of income before tax for future years, the amount of the deferred tax assets recognized may be significantly reduced.

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

•	Share offerings in 1999 by Unipac for the purchase of equipment used at two of our 3.5-generation fabs, and share offering in 1999 by Acer Display for the purchase of equipment used at our fourth-generation fab.

•	The tax exemption period relating to our first 3.5-generation fab commenced in 2002 and will expire in 2005.

•	The tax exemption period relating to the equipment purchased for our second 3.5-generation fab is four years and will expire in 2008.

•	The tax exemption period relating to our fourth-generation fab will commence in 2005 and expire in 2009.

•	Share offering in 1996 by Acer Display for the purchase of equipment used at our 3.5-generation fab.

•	The tax exemption period will commence in 2003 and will expire in 2007.

•	Share offerings in 2001 for the purchase of equipment used at our fourth-generation fab.

•	The tax exemption period will commence in 2005 and will expire in 2009.

•	Capitalization of retained earnings in 2001 for the purchase of equipment used at our previous early generation fab and 3.5-generation fab.

•	The tax exemption period is five years for our previous early generation fab and our 3.5-generation fab.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2003 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not yet received all required government approvals and have not designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2002 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Capitalisation of retained earnings in 2004 for the purchase of equipment used at our sixth-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2004 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

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

We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the proceeding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2004, we had accumulated NT$910.4 million (US$28.7 million) of these tax credits. These tax credits are expected to expire four years after the year expenses are incurred. As of December 31, 2004, NT$65.4 million (US$2.1 million), NT$189.9 million (US$6.0 million), NT$252.6 million (US$8.0 million) and NT$402.5 million (US$12.6 million) of these tax credits are expected to expire in 2005, 2006, 2007 and 2008, respectively.

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

In June 2004, we entered into a NT$55 billion and US$150 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2004, NT$3 billion has been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in June 2005.

In June 2004, we issued an aggregate of 30,000,000 ADSs representing 300,000,000 shares of our common stock. The net proceeds from the offering were approximately NT$15,967.2 million (US$503.1 million). We used the net proceeds for the construction of and purchase of equipment and machinery for our production facilities, including the ramping up of our fifth-generation fabs and the construction of our sixth-generation fab.

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

Net cash provided by operating activities amounted to NT$20,821.7 million in 2002, NT$37,041.5 million in 2003 and NT$49,393.6 million (US$1,556.2 million) in 2004. Our depreciation and amortization was NT$12,989.9 million in 2002, NT$16,294.6 million in 2003 and NT$25,309.3 million (US$797.4 million) in 2004. Our notes and accounts payable increased NT$1,322.0 million in 2002, NT$11,413.0 million in 2003 and NT$5,026.6 million (US$158.4 million) in 2004. Increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity. Our depreciation and amortization and increases in our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$1,171.5 million in 2002, NT$6,894.2 million in 2003 and NT$4,541.4 million (US$143.1 million) in 2004 and increases in inventories of NT$1,770.7 million in 2003 and NT$6,517.3 million (US$205.3 million) in 2004.

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

We estimate our capital expenditures to be approximately NT$70.0 billion to NT$80.0 billion for 2005, primarily for the purchase of equipment to complete our third fifth-generation fab, including a second color filter production facility, the ramp-up of our sixth-generation fab and the establishment of our planned 7.5-generation fab. As of July 1, 2005, we have made commitments to purchase approximately NT$51.7 billion of equipment and machinery. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

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

	For the Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in millions, except per share data)
Net income in accordance with
ROC GAAP	6,022.7	15,659.9	27,962.9	881.0
U.S. GAAP	4,938.9	15,715.4	18,112.5	570.7
Shareholders’ equity in accordance with
ROC GAAP	77,828.0	92,654.5	130,565.6	4,113.6
U.S. GAAP	90,592.2	106,978.9	142,685.6	4,495.5
Cash flows from operating activities in accordance with
ROC GAAP	20,821.7	37,041.5	49,393.6	1,556.2
U.S. GAAP	21,227.5	36,987.3	48,943.8	1,542.0
Cash flows from investing activities in accordance with
ROC GAAP	(18,125.0)	(40,339.4)	(87,010.2)	(2,741.3)
U.S. GAAP	(18,549.9)	(40,339.4)	(88,001.0)	(2,772.6)
Cash flows from financing activities in accordance with
ROC GAAP	16,754.3	(4,672.6)	37,615.2	1,185.1
U.S. GAAP	16,773.4	(4,618.4)	38,066.2	1,199.3

Below is a discussion of certain material differences between ROC GAAP and U.S. GAAP. See note 22 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and U.S. GAAP.

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

Recent U.S. GAAP Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Cost.” SFAS No. 151 amends the guidance contained in the Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement is effective for fiscal periods beginning after June 15, 2005. The initial adoption of SFAS No. 151 is not expected to have a material impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share Based Payment.” This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This statement is effective for fiscal periods beginning after June 15, 2005. On April 14, 2005, the SEC adopted a new rule permitting registrants to elect to adopt the revised standard beginning of the first annual period that begins after June 15, 2005. We have elected to defer the required adoption until the beginning of the first quarter of 2006. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition. We are currently evaluating these transition methods. The initial adoption of SFAS 123R is not expected to have a material impact on our results of operations.

Recent ROC GAAP Accounting Pronouncements

Under ROC GAAP currently in effect, we categorize securities we own as either short-term investments or long-term investments. Short-term investments are recorded at cost when acquired and stated at the lower of aggregate cost or market value, or LCM. Long-term investments are stated at cost when acquired. Long-term investments in listed equity securities are evaluated under the LCM method or equity method, depending on the percentage of our shareholdings. Long-term investments in non-listed equity securities are evaluated under the cost method or equity method, depending on the percentage of our shareholdings. On December 25, 2003, the Financial Accounting Standards Committee, or FASC, issued ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 34, “Accounting for Financial Instruments”, which will take effect beginning 2006. Investments in debt and equity securities will be classified into three categories: trading securities, available-for-sale securities and held-to-maturity securities. Changes in the values of securities in the trading portfolio will be recognized in the income statement immediately; changes in the values of available-for-sale category will be reported as a separate component of shareholders’ equity; held-to-maturity securities will be recorded under the amortized cost method.

Under ROC GAAP currently in effect, derivatives are treated as off-balance sheet items; however, ROC SFAS 34 will require all derivatives to be recorded on the balance sheet at fair value and establish “hedge accounting” for three different types of hedges: fair-value hedge, cash-flow hedge and foreign-currency hedge. Under hedge accounting, the effective portion of gains or losses from the hedging instrument and the hedged item will be recognized in earnings immediately. Changes in the fair value of derivatives that do not meet the criteria of one of these three categories of hedges are recorded directly in earnings. We do not expect the adoption of ROC SFAS No. 34 to have a material effect on our results of operations or financial condition.

On July 1, 2004, FASC issued ROC SFAS No. 35, “Accounting for Impairment Loss”. ROC SFAS No.35 applies to our financial statements for financial periods beginning January 1, 2005. We must recognize impairment loss in respect of our fixed assets, intangible assets, long-term investments under the equity method, idle assets and goodwill if their realized value is below their book value. Reversals of impairment losses (except for impairments of goodwill) are permissible under limited circumstances only. Before ROC SFAS No. 35 came into effect, ROC GAAP did not contain any definitive guidance on the method of recognizing impairment loss. We do not expect the adoption of ROC SFAS No. 35 to have a material effect on our results of operations or financial condition.

On December 9, 2004, FASC issued the ROC SFAS No.7 (Revised 2004) “Consolidated Financial Statements”, which requires us, beginning January 1, 2005, to consolidate in our consolidated financial statements the results of operations of all entities in which we have control over the financial and operating policies, irrespective of whether or not we have a majority shareholding in such entities. We do not expect the adoption of ROC SFAS No. 7 (Revised 2004) to have a material effect on our results of operations or financial condition.

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

Pursuant to the ROC Company Law, a person may serve as our director or supervisor in his or her personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Of our nine current directors, three are representatives of BenQ and one is a representative of Darly 2 Venture Ltd. Of our three supervisors, one is a representative of BenQ and one is a representative of China Development Industrial Bank, or CDIB.

The following table sets forth information regarding all of our directors and supervisors as of July 1, 2005. The business address of all of our directors and supervisors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	53	Chairman	2007	9	Chairman and Chief Executive Officer of BenQ; Director of Darfon Electronics Corp.; Director of Daxon Technology Inc.

Hsuan Bin (H.B.) Chen	54	Director	2007	8	Chairman of Wellypower Optronics Corporation

Hsi-Hua Sheaffer Lee(1)	50	Director	2007	9	President and Chief Operating Officer of BenQ; Chairman of Darfon Electronics Corp.; Director of Gallant Precision Machining Co. Ltd.

Po-Yen Lu(1)	54	Director	2007	8	Director of Cando Corporation

Hui Hsiung(1)	52	Director	2007	9

Chin-Bing Peng(2)	52	Director	2007	1	President of iD SoftCapital Inc.

Cheng-Chu Fan	53	Director	2007	1	Senior Advisor, WK Technology Fund

Vivien Huey-Juan Hsieh	42	Director	2007	1	Chairman, Chin Sing Sing Steel Company; Advisor, China Development Asset Management Corporation

T.J. Huang	59	Director	2007	1	Chairman, Systex Corporation; Chairman, Sysware Corporation; President, Asia Vest Partners TCW/YFT (Taiwan) Ltd.

Chieh-Chien Chao	61	Supervisor	2007	1	Director, Professional Training Center, MOEA

Ko-Yung (Eric) Yu(1)	49	Supervisor	2007	9	Chief Financial Officer of BenQ; Chairman of Daxon Technology Inc.; Supervisor of Darfon Electronics Corp.

Shin Chen(3)	57	Supervisor	2007	*	Senior Executive Vice President, CDIB

(1)	Representing BenQ.
(2)	Representing Darly 2 Venture Ltd.
(3)	Representing CDIB.
*	Joined our company as supervisor after CDIB reappointed its representative on October 20, 2004.

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

Vivien Huey-Juan Hsieh has been a director of our company since April 2004. Ms. Hsieh is also the advisor of China Development Asset Management Company and Chairman of Chin Sing Sing Steel Company. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, in Texas.

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

Ko-Yung (Eric)Yu has been a supervisor of our company since 1996. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer

Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President and the Chief Financial Officer of BenQ since January 2002. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master’s of Business Administration degree from the Strathclyde Graduate Business School in United Kingdom in 1995.

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

Executive Officers

The following table sets forth information regarding all of our executive officers as of July 1, 2005.

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

6.E. Share Ownership

The table below sets forth the share ownership, as of July 1, 2005, of the legal entities represented by our directors and supervisors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer	6,870,376	*
Hsuan Bin (H.B.) Chen, Director, President and Chief Operating Officer	4,471,623	*
Hsi-Hua Sheaffer Lee, Director(1)	657,370,440	13.26%
Po-Yen Lu, Director and Executive Vice President(1)	657,370,440	13.26%
Hui Hsiung, Director and Executive Vice President(1)	657,370,440	13.26%
Chin-Bing Peng, Director(2)	1,399,036	*
Cheng-Chu Fan, Director	—	—
Vivien Huey-Juan Hsieh, Director	—	—
T.J. Huang, Director	—	—
Chieh-Chien Chao, Supervisor	—	—
Ko-Yung (Eric) Yu, Supervisor(1)	657,370,440	13.26%
Shin Chen, Supervisor(3)	40,868,112	*
Max Cheng, Chief Financial Officer, Chief Accounting Officer and Controller		*

(1)	Represents shares held by BenQ.
(2)	Represents shares held by Darly 2 Venture Ltd.
(3)	Represents shares held by CDIB.
*	Less than 1%.

None of our directors, supervisors or executive officers has voting rights different from those of other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

BenQ is our major shareholder. As of July 1, 2005, BenQ beneficially owned 13.32% of our outstanding shares. Three of our directors and one of our supervisors are representatives of BenQ.

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

There have been no changes in our major shareholders or significant changes in the amount of shares BenQ holds since July 1, 2005.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of July 1, 2005, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and supervisors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
BenQ(1) 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	660,449,476	13.32%	13.32%
All directors and supervisors as a group(2)	710,979,587	14.34%	14.34%

(1)	Formerly Acer Communications and Multimedia Inc.
(2)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors and supervisors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director or supervisor is a legal representative.

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

BenQ and Related Companies

BenQ

BenQ is our major shareholder, owning directly and indirectly a 13.32% equity interest in our company as of July 1, 2005. In addition, three of our nine directors and one of our three supervisors are legal representatives of BenQ. In 2004, we purchased 5.47% of BenQ’s outstanding shares in order to establish a long-term strategic relationship with BenQ.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See note 21 to our consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8.A.7. Litigation

On September 17, 2003, Sharp Corporation filed a suit in the United States District Court of Northern District of California against us and eight other co-defendants, including BenQ, alleging infringement of certain of Sharp Corporation’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Sharp Corporation’s patents; (2) a preliminary and permanent injunction on the infringement of the patents through manufacture, use, import, offer for sale and/or sale of the infringing products and systems; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Sharp Corporation, together with prejudgment interest, costs and disbursements as determined by the court; and (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful and deliberate nature of the infringement. On July 6, 2005, we entered into a patent cross license agreement with Sharp Corporation relating to the patents that are subject to the foregoing litigation. The parties agree that Sharp Corporation will dismiss this lawsuit against us.

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

On January 19, 2005, Guardian Industries Corp. filed a suit in the United States District Court for the District of Delaware against us and twenty other co-defendants, including BenQ, alleging infringement of certain of Guardian Industries Corp.’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Guardian Industries Corp.’s patents; (2) a permanent injunction on further infringement of the patents; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Guardian Industries Corp., together with prejudgment interest as determined by the court; (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful infringement; and (5) Guardian Industries Corp.’s reasonable attorney’s fees, expenses and costs incurred in the action. On June 1, 2005, we entered into a license agreement with Guardian Industries Corp. for its patents relating to the technology that is the subject of the foregoing litigation. As a result, on June 23, 2005, the suit by Guardian Industries Corp. against us and BenQ was dismissed.

On February 15, 2005, Sharp Corporation filed a suit in the United States District Court of Central District of California against us and nine other co-defendants, including BenQ, alleging infringement of certain of Sharp Corporation’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Sharp Corporation’s patents; (2) a preliminary and permanent injunction on the infringement of the patents through manufacture, use, import, offer for sale and/or sale of the infringing products and systems; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Sharp Corporation, together with prejudgment interest, costs and disbursements as determined by the court; and (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful and deliberate nature of the infringement. On July 6, 2005, we entered into a patent cross license agreement with Sharp Corporation relating to the patents that are subject to the foregoing litigation. The parties agree that Sharp Corporation will dismiss this lawsuit against us.

On February 24, 2005, Thomson Licensing S.A. and Thomson Licensing Inc. filed an action with the United States International Trade Commission against us and BenQ, alleging infringement of certain U.S. patents through the importation and sale in the U.S. of certain color TV receivers, color display monitors and components thereof (“accused products”). The action seeks, among other things, (1) the commencement of an investigation by the International Trade Commission to remedy the unlawful importation in the U.S., the sale for importation into the U.S. and/or the sale within the U.S. after importation by BenQ of the accused products; (2) the issuance of a permanent exclusion order excluding from entry into the U.S. all accused products manufactured by or for BenQ, that infringe one or more of the patents; and (3) a cease and desist order directing BenQ to immediately cease the importation into the U.S., sale for importation in the U.S. and sale in the U.S. after importation of the accused products and to immediately cease the demonstration, sale, use and movement or shipment of U.S. inventory of the accused products. On March 9, 2005, Thomson Licensing S.A. also filed a suit in the United States District Court for the Northern District of California against us and BenQ, alleging infringement of the same patents that are the subject of the action filed with the International Trade Commission. The lawsuit filed in California has been automatically stayed pending the outcome of the action filed with the International Trade Commission. As of the date of this report it is not possible to predict the outcome or likely outcome of the litigation, or the total costs of resolving the litigation.

Our customers may from time to time be subject to lawsuits related to products that contain TFT-LCD panels manufactured by us. Two such lawsuits initiated by Sharp against BenQ and TECO Electric and Machinery Co. are currently pending in Japan. On July 6, 2005, we entered into a patent cross license agreement with Sharp Corporation. The parties agree that Sharp Corporation will dismiss the lawsuit against BenQ pending in Japan.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2000:	57.26	15.84	1,506.54
Third Quarter (from September 8)	57.26	40.20	467.03
Fourth Quarter	38.58	15.84	1,754.04
2001:	35.62	11.38	36,889.47
2002:	58.57	15.24	93,256.21	12.33	4.30	733.59
2003:	49.90	16.86	95,656.02	14.80	4.81	438.40
First Quarter	23.90	18.29	66,511.04	7.03	5.33	147.22
Second Quarter	24.48	16.86	71,756.44	7.08	4.81	187.35
Third Quarter	48.20	24.38	165,645.71	14.58	7.00	604.15
Fourth Quarter	49.90	38.60	73,940.05	14.80	11.21	797.31
2004:	78.50	41.40	97,560.92	27.93	12.47	3,274.97
First Quarter	63.50	41.40	86,004.93	21.05	12.47	2,860.20
Second Quarter	78.50	48.90	107,158.69	27.93	15.24	4,152.33
Third Quarter	50.50	37.50	87,191.13	15.77	11.08	3,062.58
Fourth Quarter	46.20	33.20	69,850.15	14.38	9.77	2,360.43
2005 (through June 30):	55.70	41.50	58,771.47	18.14	12.73	1,848.57
First Quarter	49.90	41.50	58,172.41	16.48	12.73	2,056.82
January	45.60	41.50	68,588.05	15.47	12.73	2,271.09
February	49.90	47.70	64,845.83	16.48	15.15	2,135.78
March	49.75	42.00	46,086.39	16.20	13.44	1,793.84
Second Quarter (through June 30)	55.70	45.45	59,284.95	18.14	14.57	1,650.07
April	50.70	45.45	72,214.85	16.22	14.57	2,026.00
May	53.90	49.60	62,026.48	17.74	16.10	1,478.11
June	55.70	50.70	44,913.57	18.14	16.81	1,455.38

(1)	Each ADS represents the right to receive 10 common shares.

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

Shares

As of July 1, 2005, our authorized share capital was NT$70 billion, divided into seven billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 4,958,040,897 shares were issued.

On June 2, 2004, we issued 305,803,656 shares of common stock for purposes of distributing stock dividends and employee bonuses. On June 23, 2004, we issued 300 million shares of our common stock in the form of 30 million ADSs. Each ADS represents the right to receive 10 shares of common stock. The public offer price per ADS was US$16.00. On June 14, 2005, our shareholders approved the issuance of 542,506,235 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance is July 20, 2005.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the ROC Financial and Supervisory Commission and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

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

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one written proposal for discussion at our annual ordinary shareholders meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any of our supervisors may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

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

Voting Rights

According to the ROC Company Law, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or Controlled Entity, or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors and supervisors. In all other matters, shareholders must cast all their votes the same way on any resolution. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

If any shareholder is represented at an ordinary or extraordinary shareholders’ meeting by proxy, a valid proxy form must be delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

Except for trust enterprises or share transfer agents approved by the ROC Financial and Supervisory Commission, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our shares, the votes of those shareholders in excess of 3% of our total issued shares will not be counted.

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

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “Item 10.—Additional Information—Taxation—ROC Tax Considerations—Dividends.”

Acquisition of Shares by Our Company

With limited exceptions under the ROC Company Law, we are not permitted to acquire our shares.

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC Financial and Supervisory Commission, for the following purposes:

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

According to the ROC Company Law, as last amended and effective from June 24, 2005, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity.

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

Transfer Restrictions

Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC Financial and Supervisory Commission at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is SinoPac Securities Corporation, 3rd Floor, 53, Po Ai Road, Taipei, Taiwan; telephone number: 886-2-2381-6288. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

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

Capital Gains

Gains realized on ROC securities transactions inside or outside of Taiwan are currently exempt from ROC income tax. In addition, sales of ADSs by non-resident holders are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

Securities Transaction Tax

The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased individual, and ROC gift tax is payable on any property within the ROC donated by any individual. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident are exempt from income tax, but may be subject to an ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

•	25% of the gains realized by non-Taiwan entities; and

•	35% of the gains realized by non-Taiwan individuals.

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

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or shares to the U.S. Holders described in this annual report. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This summary is based on the Internal Revenue Code of 1986, as amended, (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the U.S. federal income tax consequences applicable to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers and traders in securities or foreign currencies;

•	certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a hedge, straddle, conversion transaction, or other integrated transaction;

•	persons owning, or treated as owning, 10% or more of our voting stock;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; or

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If a partnership holds our ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or shares, you are urged to consult your own tax advisor.

You are urged to consult your tax advisor concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of ADSs or shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

For U.S. federal income tax purposes, a U.S. Holder who is the beneficial owner of an ADS will generally be treated as the owner of the shares underlying the ADS.

This discussion assumes that we were not a passive foreign investment company for our 2004 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in New Taiwan dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss, which will be U.S. source, if you do not convert the amount of such dividend into U.S. dollars on the date of receipt.

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of any ROC taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of an ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct otherwise creditable ROC taxes in computing your taxable income, subject to generally applicable limitations.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, dividends paid to certain non-corporate U.S. Holders of our ADSs in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate U.S. Holders of ADSs should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations—Dividends.” Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. Accordingly, you may not be able to credit such ROC tax against your U.S. federal income tax liability unless you have other foreign source income in the appropriate foreign tax credit class of income. The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

For U.S. federal income tax purposes, when you sell or otherwise dispose of your ADSs or shares, you will recognize U.S. source capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and your adjusted tax basis in the ADSs or shares, determined in U.S. dollars. Any such gain or loss will be long-term capital gain or loss if you held the ADSs or shares for more than one year. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our 2004 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we are treated as a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences described above.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders of ADSs would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Registered Public Accounting Firm

KPMG, our independent registered public accounting firm, began serving as our auditor upon the formation of our company in 2001. The head auditors currently responsible for our audit are Mei-Yu Tseng and Kuen-Huei Chen. Mr. Chen has been serving in his role since the incorporation of AU Optronics. Ms. Tseng has been serving in her role since the second quarter of 2004, when she took over for Shing Hai Wei who had until then served as our head auditor since our incorporation.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of KPMG’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services, as described below. The audit committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the audit committee’s chairman may issue such a pre-approval. Additional services may be pre-approved on an individual basis. KPMG and our management then report to the audit committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements for fiscal year 2004 and the related information pursuant to Item 18.

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

(d) Consolidated Statements of Changes in Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004.

(e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004.

(f) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (in Chinese, with English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.1	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. And Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.2	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(m) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.10	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.11	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.12	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

8.1	List of Subsidiaries. (incorporated herein by reference to Exhibit 8.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 3, 2005).

31.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

31.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: July 8, 2005

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

Date: July 8, 2005

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

Date: July 8, 2005

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

KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)

April 26, 2005

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars)

	2003	2004
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	17,962,082	17,797,663	560,732
Short-term investments, net (notes 4 and 16)	2,286,504	1,586,504	49,984
Notes and accounts receivable, net (note 5)	11,438,339	15,297,617	481,967
Receivables from related parties (note 17)	5,522,640	5,420,358	170,774
Inventories, net (note 6)	9,956,128	15,884,989	500,472
Other current financial assets (note 16)	285,142	603,270	19,007
Prepayments and other current assets	435,776	693,999	21,865
Net deferred tax assets (note 14)	2,795,733	2,462,903	77,596

Total current assets	50,682,344	59,747,303	1,882,397

Long-term investments (notes 7 and 16):
Equity method	701,432	5,577,403	175,627
Cost method	185,329	373,285	11,855

	886,761	5,950,688	187,482

Property, plant and equipment (notes 8, 17 and 18):
Land	159,996	159,996	5,041
Buildings	14,445,741	16,648,783	524,536
Machinery and equipment	105,436,010	145,842,129	4,594,900
Leasehold improvements and other equipment	4,676,882	8,237,077	259,517

	124,718,629	170,887,985	5,383,994
Less: accumulated depreciation and amortization	(39,856,546)	(62,243,912)	(1,961,055)
Construction in progress	3,909,682	13,061,619	411,519
Prepayment for purchases of land and equipment	11,780,752	38,037,431	1,198,407

Net property, plant and equipment	100,552,517	159,743,123	5,032,865

Intangible assets	2,237,936	1,062,747	33,483

Other assets:
Idle assets, net (note 8)	1,492,584	1,259,621	39,686
Refundable deposits (note 17)	1,154,925	1,128,964	35,569
Deferred charges	1,034,574	1,265,318	39,865
Net deferred tax assets (note 14)	—	507,461	15,988
Restricted cash in bank	29,200	29,200	920

Total other assets	3,711,283	4,190,564	132,028

Total assets	158,070,841	230,694,425	7,268,255

See Accompanying Notes to Consolidated Financial Statements

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

December 31, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars except par value)

	2003	2004
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 9)	300,795	6,183,004	194,802
Accounts payable	22,149,503	27,129,790	854,751
Payables to related parties (note 17)	1,019,031	750,582	23,648
Accrued expenses and other current liabilities	3,274,830	5,287,010	166,572
Equipment and construction in progress payable	6,153,328	7,165,981	225,771
Current installments of long-term liabilities (notes 10, 11, and 18)	6,892,110	7,084,416	223,202

Total current liabilities	39,789,597	53,600,783	1,688,746

Long-term liabilities:
Long-term borrowings excluding current installments (notes 10 and 18)	25,306,447	40,334,053	1,270,764
Bonds payable excluding current installments (notes 11 and 18)	—	6,000,000	189,036

Total long-term liabilities	25,306,447	46,334,053	1,459,800

Other liabilities (notes 12 and 14)	320,270	193,994	6,112

Total liabilities	65,416,314	100,128,830	3,154,658

Commitments and contingent liabilities (note 19)
Stockholders’ equity (note 13):
Capital stock:
Common stock, NT$10 par value	43,522,372	49,580,409	1,562,080

Capital surplus	32,197,790	45,165,093	1,422,970

Retained earnings:
Legal reserve	602,267	2,168,260	68,313
Unappropriated retained earnings	16,578,660	34,104,623	1,074,499

	17,180,927	36,272,883	1,142,812

Cumulative translation adjustment	4,419	(201,809)	(6,358)

Treasury stock	(250,981)	(250,981)	(7,907)

Total stockholders’ equity	92,654,527	130,565,595	4,113,597

Total Liabilities and Stockholders’ Equity	158,070,841	230,694,425	7,268,255

See Accompanying Notes to Consolidated Financial Statements

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2002	2003	2004
	NT$	NT$	NT$	US$
Net sales (note 17)	75,689,165	104,860,642	168,111,569	5,296,521
Cost of goods sold (note 17)	63,606,190	81,398,889	128,468,264	4,047,520

Gross profit	12,082,975	23,461,753	39,643,305	1,249,001

Operating expenses (notes 17 and 19):
Selling	520,016	1,394,998	2,447,102	77,098
General and administrative	1,615,959	2,435,619	3,577,327	112,707
Research and development	2,233,119	3,386,352	5,011,547	157,894

	4,369,094	7,216,969	11,035,976	347,699

Operating income	7,713,881	16,244,784	28,607,329	901,302

Non-operating income:
Interest revenue	280,410	161,121	174,898	5,510
Investment gain recognized by equity method investment, net (note 7)	—	—	34,268	1,079
Gain on market price recovery of short-term investments	—	126,883	—	—
Other income (notes 17 and 19)	261,409	242,840	291,809	9,194

	541,819	530,844	500,975	15,783

Non-operating expenses and losses:
Interest expense (notes 9 to 11 and 16)	1,231,514	819,240	796,279	25,087
Investment loss recognized by equity method investment, net (note 7)	10,475	14,449	—	—
Short-term investment permanent impairment loss	650,626	—	—	—
Foreign currency exchange loss, net (note 16)	210,815	—	—	—
Other loss (note 17)	129,510	368,680	287,827	9,068

	2,232,940	1,202,369	1,084,106	34,155

Income before income tax	6,022,760	15,573,259	28,024,198	882,930
Income tax expense (benefit) (note 14)	91	(86,669)	61,346	1,933

Net income	6,022,669	15,659,928	27,962,852	880,997

Earnings per common share (note 15):
Basic earnings per common share	1.65	3.65	5.82	0.18

Diluted earnings per common share	1.55	3.61

Basic earnings per common share—retroactively adjusted	1.46	3.41

Diluted earnings per common share—retroactively adjusted	1.39	3.38

See Accompanying Notes to Consolidated Financial Statements

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock				Retained Earnings
	Common shares	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Unappropriated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Total
Balance at January 1, 2002	2,970,581	29,705,816	—	17,998,396	232,014	(3,997,843)	8,902	—	43,947,285
Issuance of common stock for cash	500,000	5,000,000	—	14,170,256	—	—	—	—	19,170,256
Transfer of legal reserve to unappropriated earnings	—	—	—	—	(232,014)	232,014	—	—	—
Transfer of capital surplus to unappropriated earnings	—	—	—	(3,765,829)	—	3,765,829	—	—	—
Net income for 2002	—	—	—	—	—	6,022,669	—	—	6,022,669
Purchase of treasury stock	—	—	—	—	—	—	—	(182,849)	(182,849)
Cumulative translation adjustment	—	—	—	—	—	—	18,249	—	18,249
Convertible bonds converted to common stock	553,613	5,536,129	1,012	3,315,293	—	—	—	—	8,852,434

Balance at December 31, 2002	4,024,194	40,241,945	1,012	31,718,116	—	6,022,669	27,151	(182,849)	77,828,044
Appropriation for legal reserve	—	—	—	—	602,267	(602,267)	—	—	—
Cash dividends	—	—	—	—	—	(2,006,917)	—	—	(2,006,917)
Issuance of shareholders stock dividends	200,692	2,006,917	—	—	—	(2,006,917)	—	—	—
Issuance of employee stock bonus	43,363	433,632	—	—	—	(433,632)	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(54,204)	—	—	(54,204)
Net income for 2003	—	—	—	—	—	15,659,928	—	—	15,659,928
Purchase of treasury stock	—	—	—	—	—	—	—	(68,132)	(68,132)
Cumulative translation adjustment	—	—	—	—	—	—	(22,732)	—	(22,732)
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	—	—	—	—	1,318,540

Balance at December 31, 2003	4,352,237	43,522,372	—	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527
Issuance of common stock for cash	300,000	3,000,000	—	12,967,194	—	—	—	—	15,967,194
Appropriation for legal reserve	—	—	—	—	1,565,993	(1,565,993)	—	—	—
Cash dividend	—	—	—	—	—	(5,208,285)	—	—	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	—	—	—	(2,170,119)	—	—	—
Cash employees’ profit sharing	—	—	—	—	—	(380,535)	—	—	(380,535)
Issuance of employee stock bonus	88,792	887,918	—	—	—	(887,918)	—	—	—
Directors’ and supervisors’ remuneration	—	—	—	—	—	(70,470)	—	—	(70,470)
Effect of disproportionate participation in investee’s capital increase	—	—	—	109	—	(153,569)	—	—	(153,460)
Net income for 2004	—	—	—	—	—	27,962,852	—	—	27,962,852
Cumulative translation adjustment	—	—	—	—	—	—	(206,228)	—	(206,228)

Balance at December 31, 2004	4,958,041	49,580,409	—	45,165,093	2,168,260	34,104,623	(201,809)	(250,981)	130,565,595

See Accompanying Notes to Consolidated Financial Statements

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003	2004
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	6,022,669	15,659,928	27,962,852	880,997
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,498,954	14,780,225	23,653,128	745,215
Amortization of intangible assets and deferred charge	1,490,968	1,514,404	1,656,148	52,179
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	114,548	31,799	—	—
Unrealized exchange loss (gain), net	348,155	(70,837)	4,046	127
Provision for inventory devaluation	—	324,186	588,428	18,539
Loss (gain) from disposal property, plant and equipment	(3,293)	63,555	22,539	710
Provision for idle assets revaluation	—	75,594	136,574	4,303
Investment loss (gain) under equity method	661,101	(14,224)	(75,230)	(2,370)
Increase in notes and accounts receivable (including related parties)	(1,171,490)	(6,894,206)	(4,541,413)	(143,082)
Decrease (increase) in inventories	526,425	(1,770,744)	(6,517,288)	(205,334)
Decrease (increase) in prepayments and other current assets	(484,340)	662,702	(299,920)	(9,449)
Increase in deferred tax assets, net	—	(86,669)	(294,415)	(9,276)
Increase in notes and accounts payable (including related parties)	1,321,956	11,412,995	5,026,628	158,369
Increase in accrued expenses and other current liabilities	486,166	1,308,965	2,012,180	63,396
Increase in accrued pension liabilities and others	9,898	43,799	59,323	1,869

Net cash provided by operating activities	20,821,717	37,041,472	49,393,580	1,556,193

Cash flows from investing activities:
Decrease in short-term investments	1,144,082	974,003	708,756	22,330
Acquisition of property, plant and equipment	(18,035,305)	(39,300,566)	(81,868,673)	(2,579,353)
Proceeds from disposal of property, plant and equipment	78,719	10,954	—	—
Increase in long-term investments	(46,586)	(817,013)	(5,385,466)	(169,675)
Proceeds from disposal of long-term investments	—	—	230,736	7,270
Decrease in restricted cash in bank	97,342	23,000	—	—
Increase in intangible assets and deferred charges	(1,239,156)	(1,092,946)	(721,488)	(22,731)
Decrease (increase) in refundable deposits	(124,050)	(136,798)	25,961	818

Net cash used in investing activities	(18,124,954)	(40,339,366)	(87,010,174)	(2,741,341)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(1,815,517)	(469,649)	5,882,209	185,324
Increase (decrease) in guarantee deposits	21,585	(21,980)	1,455	46
Payment of long-term borrowings and bonds payable	(5,104,110)	(10,792,110)	(6,892,110)	(217,143)
Increase in long-term borrowings and bonds payable	4,664,932	8,740,405	28,315,772	892,116
Purchase of treasury stock	(182,849)	(68,132)	—	—
Issuance of common stock for cash	19,170,256	—	15,967,194	503,062
Cash dividend	—	(2,006,917)	(5,208,285)	(164,092)
Directors’ and supervisors’ remuneration and employees’ profit sharing	—	(54,204)	(451,005)	(14,209)

Net cash provided by (used in) financing activities	16,754,297	(4,672,587)	37,615,230	1,185,104

Effect of exchange rate change on cash	9,866	(24,631)	(163,055)	(5,137)

Net increase (decrease) in cash and cash equivalents	19,460,926	(7,995,112)	(164,419)	(5,181)
Cash and cash equivalents at beginning of year	6,496,268	25,957,194	17,962,082	565,913

Cash and cash equivalents at end of year	25,957,194	17,962,082	17,797,663	560,732

Supplemental disclosures of cash flow information:
Cash paid for interest expense	1,253,983	823,773	771,423	24,304

Cash paid (received) for income taxes	19,343	(15,581)	14,189	447

Additions to property, plant and equipment:
Increase in property, plant and equipment	18,589,628	44,414,072	83,047,775	2,616,502
Increase in equipment and construction in process payable	(554,323)	(5,113,506)	(1,179,102)	(37,149)

Cash paid	18,035,305	39,300,566	81,868,673	2,579,353

Supplementary disclosure of non-cash investing and financing activities
Convertible bonds applying for conversion	8,852,434	1,318,540	—	—

See Accompanying Notes to Consolidated Financial Statements

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

(2) Summary of Significant Accounting Policies

(a) Accounting principles and consolidation policy

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the “Company”.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(j) Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value. The range of the estimated useful lives are as follows: buildings—20 to 50 years, machinery and equipment—3 to 10 years, leasehold improvement—shorter of 5 years or the lease term, and other equipment—3 to 5 years. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. Property, plant and equipment leased to other parties under operating lease are classified as leased assets. Property, plant and equipment not in use are classified as idle assets and are stated at the lower of carrying amount or net realizable value.

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

(m) Deferred charges

The cost of software systems, electrical facility installation charges, syndicated loan, bond issuances and land use right are accounted for as deferred charges. The costs of the software systems are amortized over the estimated useful lives of three years on a straight-line basis, and electrical facility installation charges are amortized over the estimated useful lives of five years on a straight-line basis. The expenses associated with the syndicated loan are amortized over the term of the debt on a straight-line basis. The expenses associated with issuing bonds payable and convertible bonds are amortized by using the straight-line method over the period from the issuance date to the maturity date (five or seven years). When the bondholder exercise the conversion option or the Company early extinguishes of convertible bonds, the unamortized issuance expenses will be write-off. The cost of land use right is amortized by using the straight-line method over twenty years.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(4) Short-term Investments

Short-term investments as of December 31, 2003 and 2004 consisted of the following:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Publicly listed stocks	1,586,504	1,586,504	49,984
Mutual funds	700,000	—	—

	2,286,504	1,586,504	49,984

Fair value	2,746,416	1,638,292	51,616

(5) Notes and Accounts Receivable

Notes and accounts receivable as of December 31, 2003 and 2004, consisted of the following:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Notes receivable	449,948	4,839	152
Accounts receivable	11,079,062	15,998,511	504,049
Less: Allowance for doubtful accounts and sales returns and discount	(90,671)	(705,733)	(22,234)

	11,438,339	15,297,617	481,967

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(6) Inventories

Components of inventories as of December 31, 2003 and 2004 consisted of the following:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Finished goods	2,627,540	4,950,732	155,977
Work in process	4,488,753	8,608,715	271,226
Raw materials and spare parts	3,446,763	3,356,574	105,752

	10,563,056	16,916,021	532,955

Less: provision for inventory obsolescence and devaluation	(606,928)	(1,031,032)	(32,483)

	9,956,128	15,884,989	500,472

Insurance coverage on inventories	10,652,200	21,234,750	669,022

(7) Long-term Investments

Long-term investments as of December 31, 2003 and 2004 consisted of the following:

	December 31,
	2003		2004
	Percentage of ownership	Amount	Percentage of ownership	Amount
		NT$		NT$	US$
	(in thousands)
Equity method:
Patentop Ltd. (Patentop)	41.00%	26,836	41.00%	15,459	487
Raydium Semiconductor Corporation (Raydium)	33.33%	21,917	32.79%	9,742	307
Cando Corporation (Cando)	12.31%	216,408	21.46%	1,445,805	45,551
Fujitsu Display Technologies Corporation (FDTC)	20.00%	436,271	—	—	—
BenQ Corporation (BenQ)	—	—	5.47%	4,106,397	129,376

		701,432		5,577,403	175,721

The lower of cost or market value:
Promate Electronic Co., Ltd.	0.53%	10,000	0.51%	10,000	315

Cost method:
Wellypower Optronic Corporation Ltd.	1.41%	29,985	1.41%	29,985	945
Darly3 Venture Inc.	15.57%	70,490	15.57%	59,917	1,888
BVI Apower Optronics	13.90%	40,979	13.90%	40,978	1,291
Daxon Technology Inc.	0.31%	17,000	0.71%	17,000	535
StarBex International Inc.	7.50%	16,875	7.50%	16,875	532
FDTC	—	—	10.00%	198,530	6,255

		175,329		363,285	11,446

		886,761		5,950,688	187,482

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

In March 2003, the Company purchased its 20% ownership in FDTC. Under the terms of the purchase agreement, the Company maintained a board of director seat, entered into a technology licensing agreement, and participated in, certain joint research and development projects related to TFT-LCD technologies. However, in August 2004, the Company sold half of its investment in FDTC and forfeited its right to appoint a member of the board of directors. The Company is no longer able to exercise significant influence over FDTC. The Company recorded this investment under cost method since September 2004.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(10) Long-term Borrowings

The components of long-term borrowings as of December 31, 2003 and 2004, are summarized below:

			December 31,
Bank	Purpose	Term	2003	2004
			NT$	NT$	US$
			(in thousands)
International Commercial Bank of China	Purchase of machinery, equipment and building	From Dec. 23, 1999 through Dec. 23, 2005. Repayable in 9 semi-annual installments starting on Dec. 24, 2001	1,992,220	996,110	31,383

International Commercial Bank of China	Purchase of machinery and equipment	From Dec. 21, 2000 through Dec. 21. 2007. Repayable in 10 semi-annual installments starting on June 22, 2003	8,800,000	6,600,000	207,940

Chinatrust Commercial Bank	Purchase of machinery, equipment and building	From Sep. 21, 2000 through Sep. 21, 2007. Repayable in 10 semi-annual installments starting on Mar. 22, 2003	10,800,000	8,100,000	255,199

Chinatrust Commercial Bank	Purchase of machinery, equipment and building	From April 25, 2003 through April 25, 2010. Repayable in 9 semi-annual installments starting in April 2006	5,557,300	14,691,700	462,877

International Commercial Bank of China	Purchase of machinery, equipment and building	From May 11, 2004 through May 11, 2011. Repayable in 9 semi-annual installments starting in May 2007	—	9,000,000	283,554

Bank of Taiwan	Purchase of machinery, equipment and building	From Dec. 18, 2004 through Dec. 18, 2011. Repayable in 9 semi-annual installments starting in Dec. 2007	—	3,000,000	94,518

Citi Bank	Purchase of machinery, equipment and building	From April 10, 2003 through November 14, 2007. Repayable in 6 semi-annual installments starting on May 14, 2005. Denominated in US dollars and Renminbi	2,977,736 (USD20,000 (RMB560,000)	2,797,861 (USD20,000 RMB560,000)	88,149

		From Oct. 12, 2004 through Nov. 14, 2007. Repayable on June 10, 2007	—	925,512 (RMB240,000)	29,159

Industrial and Commercial Bank of China	Purchase of machinery, equipment and building	From June 11, 2002 through June 10, 2007. Repayable on June 10, 2007. Denominated in US dollars and Renminbi	155,960 (RMB38,000)	219,809 (RMB57,000)	6,925

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

			December 31,
Bank	Purpose	Term	2003	2004
			NT$	NT$	US$
			(in thousands)

Industrial and Commercial Bank of China	Purchase of machinery, equipment and building	From April 11, 2002 through April 10, 2007. Repayable on April 10, 2007. Denominated in US dollars and Renminbi	238,044 (RMB58,000)	231,378 (RMB60,000)	7,290

Bank of China	Purchase of machinery, equipment and building	From June 10, 2002 through Mar. 19, 2007. Repayable in 5 semi-annual installments starting on Mar. 20, 2005. Denominated in US dollars and Renminbi	681,297 (RMB166,000)	640,146 (RMB166,000)	20,168

Industrial and commercial Bank of China	Purchase of machinery, equipment and building	From Aug. 31, 2004 through Aug. 31, 2009. Repayable on Aug. 31, 2009	—	154,252	4,860

Standard Chartered Bank	Purchase of machinery, equipment and building	From Mar. 20, 2004 through Dec. 31, 2009. Repayable in 6 semi-annual installments starting on June 30, 2007	—	61,701	1,944

			31,202,557	47,418,469	1,493,966

Less: current portion			(5,896,110)	(7,084,416)	(223,202)

			25,306,447	40,334,053	1,270,764

Unused available balance (include short-term borrowing and commercial paper)			68,921,000	79,205,450	2,495,446

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

Interest rates on long-term borrowings outstanding as of December 31, 2003 and 2004 ranged from 1.70% to 5.02% and 1.77% to 5.02%, respectively. The long-term borrowings are at floating interest rates that reprice within one to six months.

The long-term borrowings are all secured. Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 19).

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2004 long-term borrowings and bonds payable that will become due during the next five years and thereafter are as follows:

NT$
(in thousands)
2005	7,084,416
2006	9,353,687
2007	14,110,510
2008	8,452,056
2009	8,452,056
Thereafter	5,965,744

Total	53,418,469

(11) Bonds Payable

Bonds payable at December 31, 2003 and 2004 consisted of the following:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Secured bonds payable	996,000	6,000,000	189,036
Less: current portion	(996,000)	—	—

	—	6,000,000	189,036

Interest payable	14,714	15,472	487

The significant terms of secured bonds payable are as follows:

	The first issuance(1999)	The second issuance(1999)	The third issuance(2004)
Par value	NT$1,500,000 thousand	NT$1,500,000 thousand	NT$6,000,000 thousand

Issue date	August 27, 1999	November 8, 1999	April 23, 2004

Issue price	At par value	At par value	At par value

Coupon rate	6.05%	5.85%	As stated below

Duration	August 27, 1999~ August 27, 2004	November 8, 1999~ November 8, 2004	As stated below

Bank that provided guarantee	International Commercial Bank of China and other thirteen banks	International Commercial Bank of China and other thirteen banks	International Commercial Bank of China and other eleven banks

Redemption	Repayment every six months beginning at thirty months after issue date		As stated below

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(12) Retirement Plan

The following table sets forth the benefit obligation and accrued pension liabilities balance related to the Company’s retirement plan in the Republic of China as of December 31, 2003 and 2004:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	—	(3,570)	(112)
Non-vested benefit obligation	(140,943)	(222,368)	(7,006)

Accumulated benefit obligation	(140,943)	(225,938)	(7,118)
Additions based on future salaries	(293,724)	(260,503)	(8,207)

Projected benefit obligation	(434,667)	(486,441)	(15,325)
Fair value of plan assets	218,942	299,030	9,421

Funded status	(215,725)	(187,411)	(5,904)
Unrecognized pension loss	69,805	(16,748)	(528)
Unrecognized transitional asset	14,929	13,845	436

Accrued pension liabilities	(130,991)	(190,314)	(5,996)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Company issued 300 million shares of its common stock in the form of 30 million ADS on June 23, 2004. Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS was US$16.00.

As of December 31, 2003 and 2004, the Company’s authorized common stock, par value NT$10 per share, amounted to NT$58,000,000, and the issued and outstanding common stock amounted to NT$43,522,372 thousand and NT$49,580,409 thousand, respectively.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Employee bonuses and directors’ remuneration appropriated from the distributable retained earnings of 2003 were as follows:

	Shares	NT$
	(in thousands)
Employee bonuses—stock (at par value)	88,792	887,918
Employee bonuses—cash		380,535
Directors’ and supervisors’ remuneration		70,470

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

The Company’s purchase of machinery through proceeds from common stock issuances met the prescribed criteria under the Statute and the Statute for Upgrading Industries. Following are the details of the Company’s effective tax exemption approved by the Ministry of Finance as of December 31, 2004:

Year of investment	Tax exemption products	Tax exemption chosen	Tax exemption period
1993	TFT-LCD	Tax exemption of the Company’s L1 facility corporate income taxes for four years	2000~2003
1999	TFT-LCD	Tax exemption of the Company’s L3A facility corporate income taxes for four years	2002~2005
1996	TFT-LCD	Tax exemption of the Company’s L5 facility corporate income taxes for five years	2003~2007
1999	TFT-LCD	Tax exemption of the Company’s L3B facility corporate income taxes for four years	2005~2008
1999	TFT-LCD	Tax exemption of the Company’s L6 facility corporate income taxes for five years	2005~2009

(b) The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	91	—	355,761	11,208
Deferred income tax benefit	—	(86,669)	(294,415)	(9,275)

	91	(86,669)	61,346	1,933

The differences between income tax expense (benefit) based on the statutory income tax rate and the income tax expense (benefit) as reported in the accompanying consolidated statements of operations for 2002, 2003 and 2004 are summarized as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense	1,505,680	3,893,315	7,006,049	220,732
Tax exemption	(234,220)	(1,090,748)	(1,424,088)	(44,867)
Investment tax credits	(1,505,926)	(4,655,687)	(7,144,655)	(225,099)
Increase (decrease) in valuation allowance	(100,509)	1,593,391	1,031,632	32,503
Tax on undistributed retained earnings	—	200,697	419,039	13,202
Write off of loss carryforwards	311,383	—	—	—
Other	23,683	(27,637)	173,369	5,462

Income tax expense (benefit)	91	(86,669)	61,346	1,933

Pursuant to Republic of China Income Tax Law, certain portions of loss carryforwards prior to the Unipac merger are not eligible for use by the Company after the merger. As a result, deferred tax assets related to the loss carryforwards that were previously recognized by the Company were written off in 2002.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(c) The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Current:
Inventories	126,648	225,667	7,110
Unrealized sales profit	333,251	162,507	5,120
Unrealized loss and expenses	172,834	297,218	9,364
Investment tax credits	2,577,171	1,777,511	56,002

	3,209,904	2,462,903	77,596
Valuation allowance	(414,171)	—	—

Net deferred tax assets—current	2,795,733	2,462,903	77,596

Non-current:
Overseas investment loss under the equity method	68,726	134,399	4,234
Investment tax credits	7,807,721	9,674,319	304,799
Net operating loss carryforwards	598,437	598,437	18,854
Other	51,437	161,415	5,086

	8,526,321	10,568,570	332,973
Valuation allowance	(7,359,176)	(8,804,979)	(277,409)

Net deferred tax assets	1,167,145	1,763,591	55,564

Deferred tax liabilities-property, plant and equipment	(1,354,199)	(1,256,130)	(39,576)

Net deferred tax assets (liabilities)—non-current	(187,054)	507,461	15,988

	2,608,679	2,970,364	93,584

Total gross deferred tax assets	11,736,225	13,031,473	410,569
Total gross deferred tax liabilities	(1,354,199)	(1,256,130)	(39,576)
Total valuation allowance	(7,773,347)	(8,804,979)	(277,409)

	2,608,679	2,970,364	93,584

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Information related to the ICA is summarized below:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	16,578,660	34,104,623	1,074,500

ICA balance	1,515	1,449	46

	For the year ended December 31
	2003	2004 (estimated)
Creditable ratio for earnings distribution to the Republic of China resident stockholders	0.01%	—

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(15) Earnings Per Common Share

Earning per common share in 2002, 2003 and 2004 are computed as follows:

	For the year ended December 31,
	2002		2003		2004
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	(in thousands)
Basic earnings per share:
Net income	6,022,760	6,022,669	15,573,259	15,659,928	28,024,198	27,962,852

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255	4,340,237	4,340,237
Issuance of common stock for cash	291,667	291,667	—	—	156,667	156,667
Issuance of shareholders stock dividends and employee stock bonus	—	—	244,055	244,055	305,804	305,804
Treasury stock	(377)	(377)	(2,926)	(2,926)	—	—
Certificates exchangeable for common shares	377,927	377,927	33,044	33,044	—	—

Weighted average number of shares outstanding during the year	3,639,799	3,639,799	4,289,428	4,289,428	4,802,708	4,802,708

Retroactive adjustment of capitalization of retained earning	491,577	491,577	300,260	300,260

Retroactively adjusted weighted average outstanding shares	4,131,376	4,131,376	4,589,688	4,589,688

Basic earnings per share (NT$)	1.65	1.65	3.63	3.65	5.84	5.82

Basic earnings per share—retroactively adjusted (NT$)	1.46	1.46	3.39	3.41

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

	For the year ended December 31,
	2002		2003
	Pre-tax	After tax	Pre-tax	After tax
	(in thousands)
Diluted earnings per share:
Net income	6,022,760	6,022,669	15,573,259	15,659,928
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	170,825	128,119	34,301	25,726

	6,193,585	6,150,788	15,607,560	15,685,654

Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Potential number of common shares assumed upon conversion of convertible bonds	254,983	254,983	50,908	50,908
Issuance of common stock for cash	291,667	291,667	—	—
Treasury stock	(377)	(377)	(2,926)	(2,926)
Issuance of shareholders stock dividends and employee stock bonus	—	—	244,055	244,055
Certificates exchangeable for common shares	377,927	377,927	33,044	33,044

Weighted average number of shares outstanding during the year	3,894,782	3,894,782	4,340,336	4,340,336

Retroactive adjustment of capitalization of retained earning	526,014	526,014	303,824	303,824

Retroactively adjusted weighted average outstanding shares	4,420,796	4,420,796	4,644,160	4,644,160

Diluted earnings per share (NT$)	1.55	1.55	3.60	3.61

Diluted earnings per share—retroactively adjusted (NT$)	1.40	1.39	3.36	3.38

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2003 and 2004, the carrying amounts of non-derivatives financial instruments that were not equal to their fair values were as follows:

	December 31, 2003
	Fair value	Carrying amount
	NT$	NT$
	(in thousands)
Assets:
Short-term investments	2,746,416	2,286,504
Long-term investments:
Fair value (available)	17,490	10,000
Fair value (not available)	—	876,761
Liabilities:
Bonds payable	1,035,813	996,000

	December 31, 2004
	Fair value		Carrying amount
	NT$	US$	NT$	US$
	(in thousands)
Assets
Short-term investments	1,638,292	51,616	1,586,504	49,984
Long-term investments:
Fair value (available)	4,493,857	141,583	4,116,397	129,691
Fair value (not available)	—	—	1,834,291	57,791
Liabilities:
Bonds payable	5,784,437	182,244	6,000,000	189,036

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(b) Derivative financial instruments

1. Interest rate swaps

The Company has entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with rising interest rates on its floating rate long-term debt. As of December 31, 2003 and 2004, interest rate swap contracts outstanding were as follows:

December 31, 2003
Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value
		NT$			NT$
		(in thousands)
1999	March 17, 2004	1,600,000	5.65%~6.08%	1.025%	(19,454)
2003	January 8, 2008~December 11, 2008	14,500,000	1.65%~2.54%	0.918%~0.998%	(45,394)

					(64,848)

December 31, 2004
Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value
		NT$			NT$
		(in thousands)
2003	January 8, 2008~December 11, 2008	14,500,000	1.65%~2.54%	1.007%~1.059%	(174,799)
2004	January 16, 2009~July 13, 2009	4,500,000	2.18%~2.78%	1.006%~1.091%	(94,303)
2004	April 23, 2007~April 23, 2009	5,500,000	1.43%	1.780%~3.5%	(44,800)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2003 and 2004, the details of foreign currency forward contracts outstanding were as follows:

December 31, 2003
Buy	Sell	Contract amount	Fair value	Settlement date	Maturity amount
			NT$
(in thousands)
NTD	USD	US$343,000	(22,686)	January 12, 2004~March 10, 2004	NTD 11,625,729
YEN	NTD	NT$9,057,448	85,901	January 13, 2004~March 25, 2004	YEN 28,750,000
YEN	USD	US$41,000	22,812	February 10, 2004~March 10, 2004	YEN 4,452,630

			86,027

December 31, 2004
Buy	Sell	Contract amount	Fair value	Settlement date	Maturity amount
			NT$
(in thousands)
NTD	USD	US$505,000	382,593	January 10, 2005~March 10, 2005	NTD 16,450,143
YEN	NTD	NT$6,400,303	(21,279)	January 11, 2005~February 15, 2005	YEN 20,600,000
YEN	USD	US$13,500	2,111	January 11, 2005~February 14, 2005	YEN 1,390,605
USD	NTD	NT$472,000	4,850	March 10, 2005	USD 15,000

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(17) Related-party Transactions

(a) Name and relationship

Name of related party	Relationship with the Company
BenQ Corporation (“BenQ”)	Shareholder and represented on the Company’s board of directors; the Company’s affiliate

Acer Inc. (“Acer”)	Shareholder and represented on BenQ’s board of directors

Aspire Service & Development Inc. (“ASD”)	Subsidiary of Acer

Min Tour Inc. (“MTI”)	Subsidiary of Acer (dissolved in Sep. 2003 after merging with ASD)

Wistron Corp. (“Wistron”)	Investee of Acer

Wistron Infocomm (Kunshan) Corp. (“WKS”)	Subsidiary of Wistron

Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron

United Microelectronics Corp. (“UMC”)	Shareholder and represented on the Company’s board of directors (note 1)

Novatek Microelectronics Corp. (“Novatek”)	Investee of UMC (note 1)

Applied Component Technology Corp. (“ACT”)	Investee of UMC (note 1)

Faraday Technology Corp. (“Faraday”)	Investee of UMC (note 1)

BenQ (IT) Co., Ltd. Suzhou (“BQS”)	Subsidiary of BenQ

BenQ Mexican, S.A. De C. V. (“BQX”)	Subsidiary of BenQ

Darfon Electronics Corp. (Darfon)	Subsidiary of BenQ

BenQ Optronics (Suzhou) Co. Ltd. (BQOS)	Subsidiary of BenQ

Cando Corporation (“Cando”)	The Company’s affiliate, and the Company is represented on its board of directors

Aopen Inc. (“Aopen”)	Investee of Wistron

Fujitsu Display Technologies Corporation (“FDTC”)	The Company is represented on its board of directors (note 2)

Note 1:	Since UMC has disposed half of its shares held in AUO on April 22, 2004, its membership or the board of directors has been dissolved automatically. Consequently, UMC and the investees of UMC are not regarded as AUO’s related parties, and the amount of transactions between them and AUO are disclosed until the end of April 2004.
Note 2:	Due to disposition of FDTC shares in August 2004, the FDTC shares held by AUO have decreased to 10%, and AUO doses not have significant influence to FDTC. Consequently, FDTC is not regarded as AUO’s related party, and the amount of transactions between FDTC and AUO are disclosed until the end of August 2004.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(b) Significant transactions with related parties

1. Sales and trade receivables

Net sales to related parties were as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
BQS	9,922,932	18,781,418	30,030,189	946,131
Acer	853,692	3,894,690	6,733,616	212,149
BenQ	5,823,413	1,534,748	2,310,915	72,808
FDTC	—	769,492	2,136,101	67,300
Wistron	1,017,734	736,320	931,678	29,353
WPH	2,104,295	641,726	906,906	28,573
BQX	721,631	1,569,498	850,691	26,802
WKS	—	—	819,631	25,823
ACT	747,615	858,520	164,972	5,198
BQOS	—	3,118	132,753	4,183
Aopen	301,573	—	—	—
Others	533	4,553	64,325	2,027

	21,493,418	28,794,083	45,081,777	1,420,347

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

As of December 31, 2003 and 2004, receivables resulting from the above transactions were as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
BQS	3,598,477	4,007,503	126,260
Acer	801,002	521,844	16,441
BenQ	558,650	475,784	14,990
WKS	—	213,020	6,711
Wistron	7,070	116,164	3,660
BQX	178,201	85,144	2,683
WPH	177,842	53,761	1,694
FDTC	182,423	14,804	466
Others	40,724	13,055	411
Less: allowance for doubtful accounts sales discount and return	(36,169)	(83,079)	(2,617)

	5,508,220	5,418,000	170,699

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

2. Purchases

Purchases from related parties were as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Cando (note 1)	—	1,494,354	2,551,073	80,374
Novatek	2,370,324	1,440,428	537,578	16,937
FDTC	—	310,707	316,122	9,960
Darfon	—	—	113,266	3,569
BenQ	1,176,992	218,414	—	—
Faraday	144,707	175,593	60,432	1,904
Others	11,260	5,301	433	14

	3,703,283	3,644,797	3,578,904	112,758

The purchase prices and payment terms with these related parties were not materially different from those with other unrelated vendors. The payment period was both 30 to 120 days in 2003 and 2004. The purchase price and other terms for purchase from related parties are similar to other unrelated customers.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

6. Technology-related fee and research and development

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2003 and 2004, amounts due to related parties that resulted from the above purchases; acquisition of property, plant and equipment; lease agreements; and operating expenses were as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Cando (note 1)	512,411	633,938	19,973
Novatek	245,159	—	—
FDTC	147,100	—	—
Others	114,361	116,644	3,675

	1,019,031	750,582	23,648

(18) Pledged Assets

Assets pledged as collateral are summarized below:

		December 31,
Pledged assets	Pledged to secure	2003	2004
		NT$	NT$	US$
		(in thousands)
Restricted cash in banks	Oil purchase, customs duties and guarantees for foreign workers	29,200	29,200	920
Building	Long-term borrowings	2,627,755	5,162,745	162,657
Machinery and equipment	Long-term borrowings, commercial paper payable and bonds payable	34,775,618	84,182,259	2,652,245

		37,432,573	89,374,204	2,815,822

(19) Commitments and Contingencies

(a) As of December 31, 2003 and 2004, the Company had the following outstanding letters of credit:

	December 31,
Currency	2003	2004
	(in thousands)
USD	32,529	9,741
JPY	4,013,617	3,144,102

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(d) As of December 31, 2003 and 2004, outstanding commitments for purchase agreements for major property, plant and equipment totaled NT$35,671,785 thousand and NT$72,319,749 thousand, respectively.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(20) Subsequent Event

Pursuant to board of directors’ resolutions on January 12, 2005, the Company purchased the land in Lungtan from ASD amounted to NT$2,774,000 thousand.

On January 19, 2005, Guardian Industries Corp. filed a suit in the United States District Court-District of Delaware against us and thirteen other co-defendants, including BenQ, alleging infringement of certain of Guardian Industries Corp.’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is primarily seeking compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Guardian together with interest, punitive damage and reasonable attorney fees, expenses and cost incurred in the action. As of April 26, 2005 the Company believes that the resolution of this litigation will not have material effect on the Company’s results of operations or financial position.

On February 24, 2005, Thomson Licensing S.A. and Thomson Licensing Inc. filed an action with the United States International Trade Commission against us and BenQ, alleging infringement of certain U.S. patents through the importation and sale in the U.S. of certain color TV receivers and color display monitors (“accused products”). As of April 26, 2005 the Company believes that the resolution of this litigation will not have material effect on the Company’s results of operations or financial position.

(21) Industrial Segment Information

(a) Industrial information

The Company consists of a single reportable operating segment, namely, the research, development, production and sale of TFT-LCDs, and other flat panel displays.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(b) Geographic information

Geographical breakdown of sales for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	39,902,499	44,557,727	68,274,912	2,151,068
The People’s Republic of China	18,341,517	35,234,213	88,769,767	2,796,779
Other (individually less than 10% of total net sales)	17,445,149	25,068,702	11,066,890	348,674

	75,689,165	104,860,642	168,111,569	5,296,521

Sales are attributed to countries based upon the origin of the sales.

The long-lived assets relating to above geographic areas were as follows:

	December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	72,983,829	98,572,820	151,409,890	4,770,318
The People’s Republic of China	2,663,249	5,890,487	10,645,228	335,388
Other	3,452	2,994	10,373	327

	75,650,530	104,466,301	162,065,491	5,106,033

(c) Major customer information

For the years ended December 31, 2002, 2003 and 2004, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,
	2002		2003		2004
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
	(in thousands)
BQS	9,922,932	13	18,781,418	18	30,030,189	946,131	18

(22) Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A discussion of the significant differences between US GAAP, and, ROC GAAP as they apply to the Company is as follows:

(a) Business combination

AUO completed its merger with Unipac on September 1, 2001, through the issuance of 1,512,281 thousand common shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

There were deferred tax assets of NT$652,960 thousand with a related valuation allowance for deferred tax assets of NT$652,960 thousand and deferred tax liabilities of NT$680,849 thousand, respectively, which were recorded as part of the purchase accounting at September 1, 2001. As the Company continues to generate profits after 2002, the valuation allowance was released. In accordance with SFAS No. 109, the release of a valuation allowance for deferred tax assets that were created from a purchase accounting transaction results in a reduction in goodwill rather that a benefit recorded in the income statement.

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

The Company performs tests of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. The Company has determined that it is a single reporting unit for purposes of testing goodwill for impairment. Accordingly, the Company compares its total stockholder’s equity (determined on a U.S. GAAP basis) to its market value (based on the quoted value of its common stock) on the impairment evaluation date to determine if goodwill is potentially impaired. Based on these assessments, the Company concluded that goodwill was not impaired.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(ii) Employee bonuses

Certain employees of AUO are entitled to bonuses in accordance with provisions of AUO’s articles of incorporation, which specify a bonus amount ranging from 5 % to 10 % of annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is charged to income in the year services are provided. Shares to be issued as part of these bonuses are recorded at fair value determined at the date on which the number of shares to be issued is known. Since the amount and form of the bonuses are not determinable until the stockholders’ meeting in the subsequent year, the total amount of the bonus is initially accrued based on the best estimation of employee bonus to be paid in cash. Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized in the year of approval by the stockholders.

(c) Equity method investments

In March 2003, the Company purchased a 20% equity ownership in FDTC, that resulted in recognition of investor level goodwill of NT$240,179 thousand. Such investor level goodwill is not amortized but rather the total carrying value of the investment is tested for impairment if events or circumstances indicate it might be other than temporarily impaired under US GAAP. Under ROC GAAP, the investor level goodwill is amortized on a straight-line basis over five years. In August 2004, the Company disposed 10% ownership representing a 10 percent interest in FDTC and became unable to exercise the significant influence over FDTC. As a result starting September 2004, the investment in FDTC is accounted for by the cost method.

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

In November 2003, the Company purchased its 12.31% ownership in Cando and accounted for its investment under the equity method of accounting. The difference between the acquisition cost and the carrying

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004 amount of net equity of the investee as of the acquisition date is allocated based upon the prorate excess of fair value over the carrying value of assets on investee’s books. Any unallocated difference is treated as investor level goodwill. Under ROC GAAP, the amount of NT$22,769 thousand is amortized over five years. Under US GAAP, it is not amortized, but rather the carrying value of the total investment is evaluated for any other than temporary impairment.

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

In 2004, the Company purchased its 5.47% ownership in BenQ accounted for its investment under the equity method of accounting. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the prorate excess of fair value over the carrying value of assets on investee’s books. Any remaining excess is considered investor level goodwill. Under ROC GAAP, the investor level goodwill is amortized over five years; under US GAAP, it is not amortized, but rather the carrying value of the total investment is evaluated for any other than temporary impairment.

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

The Company had no trading or held-to-maturity securities as of December 31, 2003 or 2004. At December 31, 2004, the unrealized loss of one of the Company’s available-for-sale securities, which has been in a continuous unrealized loss position for more than twelve months, amounted to NT$922,901 thousand. The Company has determined that the impairment is other than temporary, and as a result, the unrealized loss of NT$922,901 thousand has been written off to current operations.

(e) Provision for inventory obsolescence and devaluation

A provision for inventory obsolescence and devaluation is recorded when management determines that the realizable values of inventories are less than their cost basis. Under ROC GAAP, such provisions can be reversed

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004 in whole or in part if management further determines that the realizable values of inventories are greater than their cost basis. Under ROC GAAP, the Company recorded a reversal of obsolescence and devaluation provisions of NT$33,945 thousand for the year ended December 31, 2002. Under US GAAP, provisions for inventory obsolescence and devaluation become a permanent adjustment to the carrying amount of the specific inventory, and cannot be reversed once they are recorded.

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

(h) Pension benefits

Prior to January 1, 1998, the pension expense recorded by the Company in connection with its defined pension plan was based on contributions made by the Company to the pension plan as required by the Republic of China Labor Standards Law. Effective from January 1, 1998, the Company adopted ROC GAAP, SFAS No. 18, “Accounting for Pensions”, which is identical to US GAAP, SFAS No. 87 and 88 with the exception of the accounting upon adoption. Subsequent to January 1, 1998, net pension expense was recognized on an actuarially determined basis. Under US GAAP, the Company accounts for its defined benefit pension plan in accordance with SFAS No.87, “Employers’ Accounting for Pensions”, the accumulated pension obligation and the pension expense are determined on an actuarial basis from the date the pension plan was started in 1996. Therefore, the pension obligation and related expense will be different because the unrecognized prior service cost is different between ROC GAAP and US GAAP. In 2003, the Company adopted SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans. This statement did not change the measurement or recognition of those plans required by SFAS No. 87, or SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” There were no other material differences between ROC GAAP and US GAAP related to pension accounting.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(n) Income tax

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on consideration of projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent as compared to US GAAP. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence which makes it difficult to support a conclusion that expected taxable income from future operations justifies recognition of deferred tax assets. The Company suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, the Company did not use the projection of future taxable income in determining its net deferred tax asset valuation allowance for periods through December 31, 2002. However, as the Company continues to generate taxable income from 2003 onwards, more positive evidence is available that permits the use of available future taxable income projections in determining the extent of the valuation allowance. As a result, the Company released valuation allowance of NT$1,869,051 thousand in 2003. The Company did not release any additional valuation allowance in 2004 related to expectations of additional future taxable income.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(p) US GAAP reconciliations

1. Reconciliation of consolidated net income

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands except per share data)
Net income, ROC GAAP	6,022,669	15,659,928	27,962,852	880,997
US GAAP adjustments:
(a)Recognition of purchase method of accounting
– Amortization of intangible assets	(1,049,496)	(1,049,496)	(1,049,496)	(33,065)
– Amortization of premium on bonds payable	60,268	36,687	12,364	389
– Inventory	56,245	—	—	—
– Depreciation	(240,365)	162,517	209,138	6,589
– Deferred tax liabilities	—	680,849	—	—
(h) Accrued pension liability	—	—	3,058	96
(b) Compensation
– Remuneration to directors and supervisors	(54,204)	(70,470)	(37,447)	(1,180)
– Employee bonuses
– Accrual	(433,632)	(1,268,454)	(1,622,709)	(51,125)
– Adjustment to fair value	—	(450,977)	(5,593,883)	(176,241)
(c) Investment gain (loss) on long—term investment—equity method	(79,731)	(163,376)	209,694	6,607
(d) Investment gain (loss) in marketable securities	1,132,551	(34,877)	(922,901)	(29,076)
(e) Provision for inventory obsolescence and devaluation	(33,945)	33,945	—	—
(f) Accretion of interest expense resulting from beneficial conversion feature of convertible bonds	(106,454)	(18,507)	—	—
(i) Depreciation on property, plant and equipment	(173,510)	(197,882)	(359,310)	(11,320)
(j) Derivative financial instruments recorded at fair value	78,024	22,270	(249,585)	(7,863)
(k) Compensated absences accrual	(8,490)	(73,874)	(49,232)	(1,551)
(m) Escalation adjustment of rent expense	(19,096)	(15,453)	2,080	65
Tax effect of US GAAP adjustments	(211,952)	593,545	416,978	13,137
(n) Valuation allowance for deferred tax assets	—	1,869,051	(819,053)	(25,805)

Net income, US GAAP	4,938,882	15,715,426	18,112,548	570,654

Basic earnings per share under US GAAP (in dollars)	1.23	3.51	3.80	0.12

Diluted earnings per share under US GAAP (in dollars)	1.19	3.47	3.80	0.12

Basic—Weighted—average number of shares outstanding (in thousands)	4,012,878	4,481,133	4,765,464	4,765,464

Diluted—Weighted—average number of shares outstanding (in thousands)	4,293,997	4,534,587	4,765,464	4,765,464

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

2. Reconciliation of consolidated stockholders’ equity

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Total stockholders’ equity, ROC GAAP	92,654,527	130,565,595	4,113,598
(a) Recognition of purchase method of accounting
– Goodwill	10,946,732	10,946,732	344,888
– Intangible assets, net of amortization	5,247,478	4,197,982	132,262
– Other assets	275,161	484,299	15,258
– Other liabilities	(45,109)	(29,687)	(935)
(b) Accrued compensation
– Remuneration to directors and supervisors	(70,470)	(37,447)	(1,180)
– Employee bonuses
– Accrual	(1,268,454)	(1,622,709)	(51,125)
(c) Long-term investment-equity method	(167,167)	196,714	6,198
(c) Decrease in cumulative translation adjustment	5,877	(12,333)	(389)
(d) Marketable securities	(78,012)	(426,537)	(13,439)
(i) Property, plant and equipment	(613,097)	(972,407)	(30,637)
(j) Derivative financial instruments recorded at fair value	(63,366)	(308,785)	(9,729)
(k) Compensated absences accrual	(134,711)	(183,943)	(5,795)
(m) Escalation adjustment of rent expense	(113,938)	(111,858)	(3,524)
(n) Deferred tax assets	403,428	—	—

Total stockholders’ equity, US GAAP	106,978,879	142,685,616	4,495,451

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(q) US GAAP Consolidated Financial Statements

Consolidated Balance Sheets

December 31, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars)

	2003	2004
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents	17,962,082	16,797,663	529,227
Securities available for sale	2,728,410	2,676,206	84,316
Notes and accounts receivable, net of allowance for doubtful accounts and sale returns and discounts of NT$90,671 thousand and NT$705,733 thousand as of December 31, 2003 and 2004, respectively	11,438,339	15,297,617	481,967
Receivables from related parties	5,522,640	5,420,358	170,774
Inventories	9,956,128	15,884,989	500,472
Prepayments and other current assets	722,399	1,302,384	41,033
Deferred tax assets	2,781,174	875,307	27,577

Total current assets	51,111,172	58,254,524	1,835,366

Long-term investments:
Equity method	533,158	5,719,066	180,185
Other long term investments	185,329	412,704	13,003

	718,487	6,131,770	193,188

Property, plant and equipment:
Land	159,996	159,996	5,041
Buildings	14,205,819	16,554,160	521,555
Machinery and equipment	100,245,515	140,584,004	4,429,237
Other equipment	5,809,366	9,736,977	306,773

	120,420,696	167,035,137	5,262,606
Less: accumulated depreciation and amortization	(35,827,671)	(58,948,917)	(1,857,243)
Construction in progress	3,909,682	13,061,619	411,519
Prepayment for purchases of land and equipment	11,780,752	38,037,431	1,198,407

Net property, plant and equipment	100,283,459	159,185,270	5,015,289

Intangible assets
Goodwill	10,946,732	10,946,732	344,888
Other intangible assets	7,485,415	5,260,729	165,744

	18,432,147	16,207,461	510,632

Other assets
Refundable deposits	1,154,925	1,128,964	35,569
Restricted cash in bank	29,200	29,200	920
Deferred charges and other	462,854	822,125	25,902
Assets held for sales	1,482,489	1,259,621	39,686
Deferred tax asset	230,933	2,095,056	66,006

Total other assets	3,360,401	5,334,966	168,083

Total assets	173,905,666	245,113,991	7,722,558

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Balance Sheets—(Continued)

December 31, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars except share data)

	2003	2004
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	300,795	6,183,004	194,802
Accounts payable	22,149,503	27,129,790	854,751
Payables to related parties	1,019,031	750,582	23,648
Current installments of long-term borrowings	6,904,474	7,084,416	223,202
Accrued expenses and other current liabilities	4,748,232	7,131,108	224,672
Equipment and construction in progress payable	6,153,328	7,165,981	225,771

Total current liabilities	41,275,363	55,444,881	1,746,846

Long-term borrowings:
Long-term borrowings, excluding current installments	25,306,447	40,334,053	1,270,764
Bonds payable, excluding current installments	—	6,000,000	189,036

Total long-term borrowings	25,306,447	46,334,053	1,459,800

Other liabilities:
Accrued pension liabilities	163,967	220,002	6,931
Other	181,010	429,439	13,530

Total other liabilities	344,977	649,441	20,461

Total liabilities	66,926,787	102,428,375	3,227,107

Commitments and contingent liabilities
Stockholders’ equity:
Common stock, NT$10 par value; 5 billion shares authorized; 4,352,237 thousand and 4,958,041 thousand shares issued and outstanding at December 31, 2003 and 2004, respectively	43,522,372	49,580,409	1,562,080

Additional paid-in capital	55,306,778	87,539,711	2,758,025

Retained earnings:
Legal reserve	602,267	2,168,260	68,313
Unappropriated retained earnings	8,303,657	3,800,061	119,724

	8,905,924	5,968,321	188,037

Accumulated other comprehensive loss, net	(505,214)	(151,844)	(4,784)

Treasury stock at cost; 12,000 thousand shares in 2003 and 2004	(250,981)	(250,981)	(7,907)

Total stockholders’ equity	106,978,879	142,685,616	4,495,451

Total liabilities and stockholders’ equity	173,905,666	245,113,991	7,722,558

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Operations

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2002	2003	2004
	NT$	NT$	NT$	US$
Net sales:
Related parties	21,493,418	28,794,083	45,081,777	1,420,346
Third parties	54,195,747	76,066,559	123,029,792	3,876,175

	75,689,165	104,860,642	168,111,569	5,296,521
Cost of goods sold	66,197,062	84,940,895	135,255,952	4,261,372

Gross profit	9,492,103	19,919,747	32,855,617	1,035,149

Operating expenses:
Selling	537,361	1,288,314	2,093,189	65,948
General and administrative	1,729,485	2,813,857	6,232,833	196,372
Research and development	1,411,906	2,479,652	4,360,773	137,390

	3,678,752	6,581,823	12,686,795	399,710

Total operating income	5,813,351	13,337,924	20,168,822	635,439

Non-operating income:
Interest income	280,410	161,121	174,898	5,510
Investment gain recognized by equity method investment, net	—	—	279,700	8,812
Gain on sale of investments	56,997	—	7,572	239
Foreign currency exchange gain, net	—	61,785	85,132	2,682
Other income	368,074	181,055	166,897	5,258

	705,481	403,961	714,199	22,501

Non-operating expenses and losses:
Interest expense	1,277,700	801,060	783,914	24,698
Investment loss recognized by equity method investment, net	90,206	177,825	—	—
Impair loss on security available-for-sale	—	—	922,901	29,077
Other and derivative loss	—	277,688	600,238	18,911

	1,367,906	1,256,573	2,307,053	72,686

Income before income tax	5,150,926	12,485,312	18,575,968	585,254
Income tax benefit (expense)	(212,044)	3,230,114	(463,420)	(14,600)

Net income	4,938,882	15,715,426	18,112,548	570,654

Basic earnings per common share (in dollars)	1.23	3.51	3.80	0.12
Dilution effect of convertible bonds (in dollars)	(0.04)	(0.04)	—	—

Diluted earnings per common share (in dollars)	1.19	3.47	3.80	0.12
Basic-Weighted average common shares outstanding (in thousands)	4,012,878	4,481,133	4,765,464	4,765,464

Diluted-Weighted average common shares outstanding (in thousands)	4,293,997	4,534,587	4,765,464	4,765,464

Cash dividends declared per common share (in dollars)	—	0.50	1.20	0.04

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Comprehensive income

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003	2004
	NT$	NT$	NT$	US$
Net income	4,938,882	15,715,426	18,112,548	570,654

Other comprehensive income (loss) before tax:
Unrealized holding gains (loss) on securities available-for-sale	(1,751,156)	577,780	578,620	18,230
Foreign currency cumulative translation adjustment	18,477	(16,721)	(291,708)	(9,191)
Reclassification adjustments for securities sold	(36,360)	43,644	(3,625)	(114)
Amortization of fair value adjustment of interest rate swap	13,889	13,889	4,166	131

Other comprehensive income (loss) before income taxes and cumulative effect of change in accounting principle	(1,755,150)	618,592	287,453	9,056
Income tax expense (benefit)	34,937	(13,107)	65,917	2,077

Other comprehensive income (loss)	(1,720,213)	605,485	353,370	11,133

Comprehensive income	3,218,669	16,320,911	18,465,918	581,787

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and shares)

		Capital Stock			Retained earnings
	Common shares (in thousands)	Common stock	Certificates exchangeable for common stock	Additional paid-in capital	Legal reserve	Unapproap- riated earnings (accumulated deficits), net	Accumulated other comprehen- sive income (loss)	Treasury stock	Total
Balance at January 1, 2002	2,970,581	29,705,816	—	39,236,171	232,014	(9,645,200)	609,514	—	60,138,315
Issuance of common stock for cash	500,000	5,000,000	—	14,170,256	—	—	—	—	19,170,256
Convertible bonds converted to common stock	553,613	5,536,129	1,012	2,710,715	—	—	—	—	8,247,856
Transfer of legal reserve to unappropriated earnings	—	—	—	—	(232,014)	232,014	—	—	—
Transfer of capital surplus to unappropriated earnings	—	—	—	(3,765,829)	—	3,765,829	—	—	—
Net income	—	—	—	—	—	4,938,882	—	—	4,938,882
Purchase of treasury stock	—	—	—	—	—	—	—	(182,849)	(182,849)
Other comprehensive income, net of tax	—	—	—	—	—	—	(1,720,213)	—	(1,720,213)

Balance at January 1, 2003	4,024,194	40,241,945	1,012	52,351,313	—	(708,475)	(1,110,699)	(182,849)	90,592,247
Appropriation for legal reserve	—	—	—	—	602,267	(602,267)	—	—	—
Convertible bonds converted to common stock	83,988	839,878	(1,012)	417,295	—	—	—	—	1,256,161
Issuance of employee stock bonus	43,363	433,632	—	450,977	—	—	—	—	884,609
Issuance of shareholders stock dividends	200,692	2,006,917	—	2,087,193	—	(4,094,110)	—	—	—
Cash dividend	—	—	—	—	—	(2,006,917)	—	—	(2,006,917)
Net income	—	—	—	—	—	15,715,426	—	—	15,715,426
Purchase of treasury stock	—	—	—	—	—	—	—	(68,132)	(68,132)
Other comprehensive income, net of tax	—	—	—	—	—	—	605,485	—	605,485

Balance at December 31, 2003	4,352,237	43,522,372	—	55,306,778	602,267	8,303,657	(505,214)	(250,981)	106,978,879
Issuance of common stock for cash	300,000	3,000,000	—	12,967,194	—	—	—	—	15,967,194
Appropriation for legal reserve	—	—	—	—	1,565,993	(1,565,993)	—	—	—
Issuance of shareholders stock dividends	217,012	2,170,119	—	13,671,747	—	(15,841,866)	—	—	—
Issuance of employee stock bonus	88,792	887,918	—	5,593,883	—	—	—	—	6,481,801
Effect of disproportionate in investee’s capital increase	—	—	—	109	—	—	—	—	109
Cash dividend	—	—	—	—	—	(5,208,285)	—	—	(5,208,285)
Net income	—	—	—	—	—	18,112,548	—	—	18,112,548
Other comprehensive income, net of tax	—	—	—	—	—	—	353,370	—	353,370

Balance at December 31, 2004	4,958,041	49,580,409	—	87,539,711	2,168,260	3,800,061	(151,844)	(250,981)	142,685,616

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of New Taiwan dollars and US dollars)

	2002	2003	2004
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	4,938,882	15,715,426	18,112,548	570,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,912,829	15,028,830	23,965,649	755,061
Amortization of intangible assets, deferred charges and discounts	2,701,198	2,340,998	2,392,388	75,375
Loss (gain) on sale of investments and property, plant and equipment	(61,370)	168,637	26,842	846
Unrealized exchange loss (gain)—net	348,155	(70,837)	4,046	127
Net change in fair value of derivative instruments	(78,024)	(22,270)	249,054	7,847
Provision for inventory devaluation	33,945	290,241	588,428	18,539
Non-cash compensation-employee bonuses	433,632	1,719,431	5,593,883	176,241
Investment loss (gain) recognized by equity method	90,206	177,825	(279,700)	(8,812)
Other than temporary loss of long-term equity investment	—	—	922,900	29,077
Decrease (increase) in notes and accounts receivable – related parties	(1,217,723)	(1,876,237)	102,282	3,222
Decrease (increase) in notes and accounts receivable-third parties	46,233	(5,017,969)	(4,643,786)	(146,307)
Decrease (increase) in inventories	470,180	(1,770,744)	(6,517,288)	(205,334)
Decrease (increase) in prepayments and other current assets	(484,340)	662,702	(179,272)	(5,648)
Decrease (increase) in deferred tax assets (net)	211,953	(3,230,114)	109,014	3,435
Increase (decrease) in notes and accounts payable-related parties	67,198	458,426	(268,449)	(8,458)
Increase in notes and accounts payable-third parties	1,254,758	10,954,569	5,295,077	166,827
Increase in accrued expenses and other current liabilities	548,859	1,399,103	3,270,795	103,049
Increase in accrued pension liabilities and others	10,973	59,252	199,345	6,280

Net cash provided by operating activities	21,227,544	36,987,269	48,943,756	1,542,021

Cash flows from investing activities:
Purchase of investment securities available for sale	(9,500,815)	(7,801,640)	(4,339,254)	(136,712)
Proceeds from sales of securities available for sale	10,219,973	8,775,642	4,057,400	127,832
Acquisition of property, plant and equipment	(18,035,305)	(39,300,566)	(82,011,081)	(2,583,840)
Proceeds from disposal of long-term equity investment and property, plant and equipment	78,719	10,954	230,736	7,270
Decrease in restricted cash in bank	97,342	23,000	—	—
Increase in intangible assets and deferred charges	(1,239,156)	(1,092,946)	(579,267)	(18,250)
Decrease (increase) in refundable deposits	(124,050)	(136,798)	25,961	818
Increase in long-term equity investment	(46,586)	(817,013)	(5,385,465)	(169,674)

Net cash used in investing activities	(18,549,878)	(40,339,367)	(88,000,970)	(2,772,556)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(1,815,517)	(469,649)	5,882,209	185,324
Increase (decrease) in guarantee deposit and others	40,682	(21,980)	1,455	46
Proceeds from long-term borrowings	4,664,932	8,740,405	22,315,772	703,080
Repayment of long-term borrowings	(5,104,110)	(10,792,110)	(6,892,110)	(217,143)
Issuance of common stock for cash	19,170,256	—	15,967,192	503,062
Issuance of bonds payable	—	—	6,000,000	189,036
Purchase of treasury stock	(182,849)	(68,132)	—	—
Cash dividend	—	(2,006,917)	(5,208,285)	(164,092)

Net cash provided by (used in) financing activities	16,773,394	(4,618,383)	38,066,233	1,199,313

Effect of exchange rate change on cash	9,866	(24,631)	(173,438)	(5,464)

Net increase (decrease) in cash and cash equivalents	19,460,926	(7,995,112)	(1,164,419)	(36,686)
Cash and cash equivalents at beginning of year	6,496,268	25,957,194	17,962,082	565,913

Cash and cash equivalents at end of year	25,957,194	17,962,082	16,797,663	529,227

Supplemental disclosures of cash flow information:
Cash paid for interest expenses	1,253,983	823,773	771,423	24,304

Cash paid (received) for income taxes	19,343	(15,581)	14,189	447

Non-cash investing and financing activities:
Convertible bonds applying for conversion	8,247,856	1,256,161	—	—

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(r) Additional US GAAP Disclosure

(1). Securities available for sale

The Company holds marketable equity securities that are classified as available-for-sale securities. Information on available-for-sale securities held at each balance sheet date is as follows:

	Cost	Fair value	Total unrealized gains	Total unrealized losses
	NT$	NT$	NT$	NT$
	(in thousands)
Current assets:
As of December 31, 2003	3,241,108	2,728,410	26,776	(539,472)
As of December 31, 2004	2,618,209	2,676,206	57,997	—
Long-term investments:
As of December 31, 2003	10,000	10,000	—	—
As of December 31, 2004	10,000	14,298	4,298	—

Under ROC GAAP, fair value is determined by the average price for one month before the balance sheet date; however, under US GAAP, fair value is determined as of the balance sheet date. The non-current available for sale securities are included in other long-term investments in the accompanying consolidated balance sheet.

The estimated fair value and gross unrealized losses of one of the Company’s available-for-sale securities at December 31, 2004, all of which have been in a continuous unrealized loss position for twelve months or longer, amounted to NT$1,219,694 thousand and NT$(922,901) thousand, respectively. Such marketable securities are comprised of an investment in a Taiwanese global semiconductor foundry company. The cause of the impairment related to this investment is directly related to the global downturn in the foundry business cycle that occurred in 2001, and continued throughout 2004. As of December 31, 2004, the Company has determined that the impairment is other than temporary based on its assessment of the characteristics of the investment, including the historical business cycles that impact the valuations of businesses in the semiconductor industry. Therefore, the Company written off NT$ 922,901 thousand, the difference between the cost and fair value at balance sheet date, to current operation.

Information on sales of available-for-sale equity securities for the years ended December 31, 2002, 2003 and 2004 is as follows. The costs of the securities sold were determined on a weighted average basis.

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$	NT$	NT$
	(in thousands)
For the year ended December 31, 2002	10,219,973	20,638	—
For the year ended December 31, 2003	8,775,642	37,439	—
For the year ended December 31, 2004	4,057,400	5,131	—

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(2) An analysis of the allowance for doubtful accounts, and sales returns and discounts follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales returns and discounts:
Balance at beginning of year	98,762	131,293	126,841	3,996
Provision charged to operations	229,854	18,234	705,549	22,229
Write-offs	(197,323)	(22,686)	(43,578)	(1,373)

Balance at end of year	131,293	126,841	788,812	24,852

Of the provision charged to operations, NT$137,947 thousand, NT$41,698 thousand, and NT$9,221 thousand was charged to general and administrative expenses during the years ended December 31, 2002, 2003, and 2004, respectively. The remaining amounts were recorded as an adjustment of revenue.

(3) Pension Related Benefits

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

The discount rate assumptions used to account for pension plans reflect the rates available on high-quality, fixed-income debt instruments on December 31 of each year. The rate of increase in compensation is another significant assumption used for pension accounting and is determined by the Company based upon annual review.

Total expense for the Company’s defined benefit pension plan amounted to NT$ 60,865 thousand in 2002, NT$ 101,010 thousand in 2003 and NT$136,123 (US$4,289) thousand in 2004.

The Company uses a measurement date of December 31 for its plan.

(i) Obligation and funded status:

The following table sets forth the change in benefit obligations for our pension plan:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Projected benefit obligation at beginning of year	298,743	434,667	13,695
Service cost	96,330	127,467	4,016
Interest cost	11,203	15,213	479
Actuarial loss (gain)	28,391	(90,906)	(2,864)

Projected benefit obligation at end of year	434,667	486,441	15,326

The accumulated benefit obligation for our pension plan was NT$140,943 thousand and NT$225,938 thousand at December 31, 2003 and 2004, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

The following table sets forth the change in the fair value of plan assets for our pension plan:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Fair value of plan assets at beginning of year	159,540	218,942	6,898
Actual return on plan assets	1,344	—	—
Actual contribution	58,058	80,088	2,523

Fair value of plan assets at end of year	218,942	299,030	9,421

Plan assets only contain a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standard Law. The Company contributes an amount equal to 2% of salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China. Additional contributions may be required in the future in order to provide for unfunded obligations.

The pension amounts recognized in our balance sheets are as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(215,725)	(187,411)	(5,904)
Unrecognized transition obligation	6,890	6,418	202
Unrecognized (gain) loss	44,868	(39,009)	(1,229)

Accrued liability	(163,967)	(220,002)	(6,931)

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Accrued liability at beginning of year	(120,168)	(163,967)	(5,165)
Net periodic pension cost	(101,010)	(136,123)	(4,289)
Actual contribution	58,058	80,088	2,523
Other	(847)	—	—

Accrued liability at end of year	(163,967)	(220,002)	(6,931)

(ii) Components of net periodic benefit cost:

Net periodic benefit cost for our pension plan consists of the following:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	59,361	96,330	127,467	4,016
Interest cost	7,839	11,203	15,213	479
Expected return on plan assets	(5,631)	(6,995)	(7,571)	(238)
Amortization of net transition cost	472	472	472	15
Recognized net actuarial loss	(1,176)	—	542	17

Net periodic benefit cost	60,865	101,010	136,123	4,289

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(iii) Assumptions

The weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2002	2003	2004
Discount rate	3.75%	3.5%	3.5%
Rate of increase in compensation levels	5%	5%	3.5%

The weighted-average assumptions used in computing net periodic benefit cost are as follows:

	For the year ended December 31,
	2002	2003	2004
Discount rate	3.75%	3.5%	3.5%
Rate of increase in compensation levels	5%	5%	3.5%
Expected long-term rate of return on plan assets	3.75%	3.5%	3.5%

According to applicable regulations in the ROC, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits. The return on the plan assets has exceeded the minimum amount for all periods presented.

(iv) Contributions:

The Company contributed NT$80,088 thousand to the pension plan in 2004, and anticipates contributing up to an additional NT$73,000 thousand to this plan in 2005.

(v) Expected benefit payment:

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Year	Retirement benefit payment (NT$ thousand)
2005	—

2006	—

2007	—

2008	2,620

2009	—

2010~2014	148,655

4. Income taxes

(i) The components of provision for income tax are summarized as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	91	—	355,761	11,208
Deferred income tax expense (benefit)	211,953	(3,230,114)	107,659	3,392

	212,044	(3,230,114)	463,420	14,600

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

Substantially all of the income before income tax and income tax expense is from domestic sources.

The differences between income tax expense (benefit) based on the statutory undistributed income tax rate of 32.5% and the income tax expense (benefit) as reported in the accompanying consolidated financial statements for 2002, 2003 and 2004, respectively, are summarized as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense	1,674,051	4,057,726	6,037,190	190,207
Investment tax credits	(1,366,336)	(4,655,687)	(7,144,655)	(225,100)
Change in valuation allowance	(13,095)	(1,776,796)	840,313	26,475
Tax exemption	(304,486)	(1,417,973)	(1,851,314)	(58,327)
Employee stock bonus	140,930	558,815	2,345,392	73,894
Impairment loss on available for sale securities	—	—	299,943	9,450
Other	80,980	3,801	(63,449)	(1,999)

Income tax expense (benefit)	212,044	(3,230,114)	463,420	14,600

(ii) The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
		(in thousands)
Deferred tax assets:
Inventories	164,642	293,368	9,243
Unrealized loss and expenses	209,813	148,853	4,690
Other current liabilities	433,227	211,259	6,656
Long-term investment—equity method	144,965	156,836	4,941
Investment tax credits	9,714,038	9,718,204	306,182
Net operating loss carryforwards	777,968	777,968	24,510
Other	198,284	617,464	19,453

Gross deferred tax assets	11,642,937	11,923,952	375,675
Valuation allowance	(5,439,639)	(6,279,952)	(197,856)

Net deferred tax assets	6,203,298	5,644,000	177,819

Deferred tax liabilities:
Property, plant & equipment	(1,483,925)	(1,307,629)	(41,198)
Intangible assets resulting from combination with Unipac	(1,705,430)	(1,364,344)	(42,985)
Others	(1,836)	(1,664)	(53)

Total deferred tax liabilities	(3,191,191)	(2,673,637)	(84,236)

Net deferred tax assets	3,012,107	2,970,363	93,583

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax asets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004 periods in which those temporary differences become deductible and net operating losses and investment tax credits utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net operating losses and investment tax credits, net of the existing valuation allowances at December 31, 2004. The estimate of future taxable income required to realize net deferred tax assets at December 31, 2004, is approximately NT$9,139,600 thousand. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The valuation allowance at December 31, 2004 represents the amount of tax benefits related to investment tax credits and net operating loss carryforwards, which management determined are more likely than not to be realized due, in part, to projections of future taxable income. The valuation allowance was NT$6,508,255 thousand as of January 1, 2002. During the years ending December 31, 2002, 2003 and 2004, the valuation allowance increases (decreased) by NT$13,095 thousand, NT$(1,055,521) thousand and NT$840,313 thousand, respectively.

In 2002, 2003 and 2004, the total income taxes are allocated as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Income tax benefit (expense)	(212,044)	3,230,114	(463,420)	(14,600)
Other comprehensive income	34,937	(13,107)	65,917	2,077
Adjustment to goodwill	—	652,960	—

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

(5.) Non-derivative financial instruments

As of December 31, 2003 and 2004, the estimated fair value and carrying amounts of non-derivative financial instruments were as follows:

	December 31, 2003
	Fair value	Carrying amount
	NT$	NT$
	(in thousands)
Cash and cash equivalent	17,962,082	17,962,082
Notes and accounts receivables	11,438,339	11,438,339
Receivables from related parties	5,522,640	5,522,640
Other financial asset—current	484,104	484,104
Securities available for sales—current	2,728,410	2,728,410
Long-term investment—other
Fair value (available)	17,490	10,000
Fair value (not available)	—	175,329
Long-term investments—equity method
Fair value (not available)	—	533,158
Restricted cash in bank	29,200	29,200
Liabilities:
Short-term borrowing	300,795	300,795
Accounts payable	22,149,503	22,149,503
Payables to related parties	1,019,031	1,019,031
Equipment and construction in process payables	6,153,328	6,153,328
Bonds payable	1,035,813	1,008,364
Long-term borrowings, including current installments	31,202,557	31,202,557

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

	December 31, 2004
	Fair value		Carrying amount
	NT$	US$	NT$	US$
		(in thousands)
Assets:
Cash and cash equivalent	16,797,663	529,227	16,797,663	529,297
Notes and accounts receivables	15,297,617	481,967	15,297,617	481,967
Receivables from related parties	5,420,358	170,774	5,420,358	170,774
Other financial assets—current	608,386	19,168	608,386	19,168
Securities available for sales-current	2,676,206	84,316	2,676,206	84,316

Long-term investment—other
Fair value (available)	14,298	451	14,298	451
Fair value (not available)	—	—	398,406	52
Long-term investments—equity method
Fair value (available)	4,620,900	145,586	4,098,982	129,142
Fair value (not available)	—	—	1,620,084	51,042
Restricted cash in bank	29,200	920	29,200	920
Liabilities:
Short-term borrowings	6,183,004	194,082	6,183,004	194,082
Accounts payable	27,129,790	854,751	27,129,790	854,751
Payables to related parties	750,582	23,648	750,582	23,648
Equipment and construction in process payable	7,165,981	225,771	7,165,981	225,771
Bonds payable	5,784,437	182,244	6,000,000	189,036
Long-term borrowing, including current installments	47,418,469	1,493,966	47,418,469	1,493,966

6. Property, plant and equipment

As of December 31, 2003 and 2004, the components of property, plant and equipment are summarized as follows:

	December 31, 2003
	Cost	Accumulated depreciation and amortization	Carrying amount
	NT$	NT$	NT$
		(in thousands)
Land	159,996	—	159,996
Buildings	14,205,819	(1,712,533)	12,493,286
Machinery and equipment	100,245,515	(31,664,665)	68,580,850
Other equipment	5,809,366	(2,450,473)	3,358,893
Construction in progress	3,909,682	—	3,909,682
Prepayment for purchases of land and equipment	11,780,752	—	11,780,752

	136,111,130	(35,827,671)	100,283,459

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

	December 31, 2004
	Cost	Accumulated depreciation and amortization	Carrying amount
	NT$	NT$	NT$
		(in thousands)
Land	159,996	—	159,996
Buildings	16,554,160	(2,534,852)	14,019,308
Machinery and equipment	140,584,004	(50,765,860)	89,818,144
Other equipment	9,736,977	(5,648,205)	4,088,772
Construction in progress	13,061,619	—	13,061,619
Prepayment for purchases of land and equipment	38,037,431	—	38,037,431

	218,134,187	(58,948,917)	159,185,270

7. Assets held for sale

In July, 2002, the operations of the Company’s Chu-nan fab were moved to other fabs and the Company rented the fab to a third party. In June 2003, the contract was terminated. In December 2003, the Company decided to dispose Chu-nan fab and entered into an agreement with a real estate agent to sell the property. The Company reclassified it as assets held for sale in December 2003. As of December 31, 2004, it is still the managements’ intention to sell this property and expect that such sale will be complete within the current period.

As of December 31, 2003 and 2004, the carrying amount of the major classes of assets classified as held for sale are as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Chu-nan fab:
Land	315,375	283,837	8,943
Building	694,130	633,605	19,962
Machinery and equipment	472,984	342,179	10,781

	1,482,489	1,259,621	39,686

The impairment loss recognized in 2003 and 2004 amounted to NT$102,217 thousand and NT$222,868 thousand, respectively. The reason for such impairments is primarily due to the poor market situation of the real estate market in Hsinchu, Taiwan.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

8. The net changes in accumulated other comprehensive income (loss):

	For the year ended December 31, 2002
	December 31, 2001	Net changes in fair values	Reclassifications of net gains (losses) to earnings	December 31, 2002
	NT$	NT$	NT$	NT$
	(in thousands)
Unrealized holding gains (losses) on securities available for sale	653,392	(1,751,156)	(36,360)	(1,134,124)
Derivative and hedging activities-interest rate swap	(31,944)	—	13,889	(18,055)
Foreign currency cumulative translation adjustment	8,540	18,477	—	27,017

	629,988	(1,732,679)	(22,471)	(1,125,162)
Income tax effect—Unrealized holding gains (losses)	(30,856)	38,905	545	8,594
—Derivative	10,382	—	(4,513)	5,869

Total	609,514	(1,693,774)	(26,439)	(1,110,699)

	For the year ended December 31, 2003
	December 31, 2002	Net changes in fair values	Reclassifications of net gains (losses) to earnings	December 31, 2003
	NT$	NT$	NT$	NT$
	(in thousands)
Unrealized holding gains (losses) on securities available for sale	(1,134,124)	577,780	43,644	(512,700)
Derivative and hedging activities-interest rate swap	(18,055)	—	13,889	(4,166)
Foreign currency cumulative translation adjustment	27,017	(16,721)	—	10,296

	(1,125,162)	561,059	57,533	(506,570)
Income tax effect—Unrealized holding gains (losses)	8,594	2,823	(11,417)	—
—Derivative	5,869	—	(4,513)	1,356

Total	(1,110,699)	563,882	41,603	(505,214)

	For the year ended December 31, 2004
	December 31, 2003	Net changes in fair values	Reclassifications of net gains (losses) to earnings	December 31, 2004
	NT$	NT$	NT$	NT$
	(in thousands)
Unrealized holding gains (losses) on securities available for sale	(512,700)	578,620	(3,625)	62,295
Derivative and hedging activities-interest rate swap	(4,166)	—	4,166	—
Foreign currency cumulative translation adjustment	10,296	(291,708)	—	(281,412)

	(506,570)	286,912	541	(219,117)
Income tax effect—Derivative	1,356	—	(1,356)	—
—Foreign currency cumulative translation adjustment	—	67,273	—	67,273

Total	(505,214)	354,185	(815)	(151,844)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

There are no tax effects from realized or unrealized gains (losses) on securities available for sale since capital gains and losses on Republic of China securities are not taxable in Taiwan.

9. Product revenue information

The Company engages mainly in the research, development, production and sale of TFT-LCDs panels. The Company’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of revenue by products, and manufacturing operations when making decisions about allocating resources and assessing performance of the Company.

The revenue for principal products is comprised of the following:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products:
Panels for notebook computers	22,386	22,010	32,268	1,017
Panels for desktop monitors	44,435	67,349	99,000	3,119

Total panels for computer products	66,821	89,359	131,268	4,136

Panels for Consumer Electronics Products	6,731	11,971	21,044	663

Panels for LCD Television	31	2,800	14,586	460

Other(1)	2,106	731	1,214	38

Total	75,689	104,861	168,112	5,297

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

10. Earnings per common share in 2002, 2003 and 2004 are computed as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$
	(in thousands)
Basic earnings per share:
Net income	4,938,882	15,715,426	18,112,548

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	2,970,582	4,015,255	4,340,237
Issuance of common stock for cash	291,667	—	156,667
Issuance of shareholders stock dividends and employee stock bonus	—	222,373	268,560
Treasury stock	(377)	(2,926)	—
Certificates exchangeable for common shares	377,927	33,044	—

Weighted average number of shares outstanding during the year	3,639,799	4,267,746	4,765,464

Retroactive adjustment of capitalization of retained earning	373,079	213,387

Retroactively adjusted weighted average outstanding shares	4,012,878	4,481,133

Basic earning per share (NT$)	1.36	3.68	3.80

Basic earnings per share—retroactively adjusted (NT$)	1.23	3.51	3.80

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

	For the year ended December 31,
	2002	2003
	NT$	NT$
	(in thousands)
Diluted earnings per share:
Net income	4,938,882	15,715,426
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	140,372	26,735

	5,079,254	15,742,161

Shares of common stock at the beginning of the year	2,970,582	4,015,255
Potential number of common shares assumed upon conversion of convertible bonds	254,983	50,908
Issuance of common stock for cash	291,667	—
Treasury stock	(377)	(2,926)
Issuance of shareholders stock dividends and employee stock bonus	—	222,373
Certificates exchangeable for common shares	377,927	33,044

Weighted average number of shares outstanding during the year	3,894,782	4,318,654

Retroactive adjustment of capitalization of retained earning	399,215	215,933

Retroactively adjusted weighted average outstanding shares	4,293,997	4,534,587

Diluted earnings per share (NT$)	1.30	3.65

Diluted earnings per share—retroactively adjusted (NT$)	1.19	3.47

11. Other intangible assets

The other intangible assets are TFT-LCD panels’ product and process technology license and patent fees. The detail of the other intangible assets is as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Cost	13,881,206	14,216,320	447,899
Less: cumulative amortization	(6,395,791)	(8,955,591)	(282,155)

	7,485,415	5,260,729	165,744

Amortization expense on other intangible assets was NT$2,237,826 thousand, NT$2,226,000 thousand and NT$2,579,800 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the years ended December 31, 2002, 2003 and 2004

As of December 31, 2004, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

	December 31,
Year	2004
	NT$	US$
	(in thousands)
2005	1,691,360	53,288
2006	1,082,207	34,096
2007	1,082,207	34,096
2008	1,082,207	34,096
2009	32,712	1,031
2009 after	290,036	9,137

	5,260,729	165,744