Form 20-F
period 2005-12-31
AU OPTRONICS CORP
filed 2006-06-01
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,830,547,132 Common Shares.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.      Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

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

CERTAIN CONVENTIONS

     We publish our financial statements in New Taiwan dollars, or NT dollars, the lawful currency of the Republic of China, or the ROC. This annual report contains translations of NT dollar amounts into United States dollars, or U.S. dollars, at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars in this annual report were made at a rate of NT$32.80 to US$1.00, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 31, 2006, the noon buying rate was NT$31.99 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

     The selected statement of income data for the years ended December 31, 2003, 2004 and 2005 and selected balance sheet data as of December 31, 2004 and 2005 set forth below have been derived from our audited consolidated financial statements included herein. The selected balance sheet data as of December 31, 2001, 2002 and 2003 and statement of income data for the years ended December 31, 2001 and 2002 have been derived from our audited financial statements that have not been included herein. Our consolidated balance sheets as of December 31, 2004 and 2005 and related consolidated statements of income, stockholders’ equity, and cash flows for each of the years ended December 31, 2003, 2004 and 2005 have been audited by KPMG Certified Public Accountants, or KPMG, independent registered public accounting firm, whose report thereon is included herein. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

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

     The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated. As more fully discussed above in the second paragraph of this section, such data have been prepared under the pooling-of-interests method of accounting under ROC GAAP, whereby the financial data of both our company and Unipac for the periods and as of the dates prior to September 1, 2001, the date of the completion of our merger with Unipac, have been restated on a combined basis. The combined operational and financial data presented herein do not purport to be indicative of what our actual operational and financial results would have been if our merger with Unipac had actually taken place on January 1, 2001 for the purpose of presenting our statements of income, statements of stockholders’ equity and statements of cash flows data for the year ended December 31, 2001.

	Year Ended and As of December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
ROC GAAP
Net sales	37,588.6	75,689.2	104,860.6	168,111.6	217,388.4	6,627.7
Cost of goods sold	40,373.6	63,606.2	81,398.8	128,468.3	187,540.4	5,717.7

Gross profit (loss)	(2,785.0)	12,083.0	23,461.8	39,643.3	29,848.0	910.0
Operating expenses	3,505.7	4,369.1	7,217.0	11,036.0	12,859.3	392.1

Operating income (loss)	(6,290.7)	7,713.9	16,244.8	28,607.3	16,988.7	517.9
Non-operating income and gains	704.0	541.8	530.8	501.0	1,221.2	37.2
Non-operating expenses and losses(1)	1,157.8	2,232.9	1,202.4	1,084.1	2,115.3	64.4

Income (loss) before income tax	(6,744.5)	6,022.8	15,573.2	28,024.2	16,094.6	490.7
Income tax benefit (expense)	34.3	(0.1)	86.7	(61.3)	(473.4)	(14.4)

Net income (loss)	(6,710.2)	6,022.7	15,659.9	27,962.9	15,621.2	476.3

Weighted average shares outstanding—
Basic	3,614.9	4,584.5	5,093.1	5,329.5	5,638.8
Weighted average shares outstanding—
Diluted	3,614.9	4,905.7	5,153.6	5,329.5	5,638.8
Earnings (loss) per share—Basic	(1.86)	1.31	3.07	5.25	2.77	0.08
Earnings (loss) per share—Diluted	(1.86)	1.25	3.04	5.25	2.77	0.08
Earnings (loss) per ADS equivalent—
Basic	(18.56)	13.14	30.75	52.47	27.71	0.84
Earnings (loss) per ADS equivalent—
Diluted	(18.56)	12.54	30.44	52.47	27.71	0.84

Balance Sheet Data:
ROC GAAP
Current assets	30,515.7	49,830.0	50,682.3	59,747.3	95,841.0	2,922.0
Long-term investments—equity method	48.6	37.7	701.5	5,577.4	5,244.3	159.9
Long-term investments—cost method	—	46.6	185.3	373.3	73.5	2.2
Property, plant and equipment	65,669.6	71,045.3	100,552.5	159,743.1	221,126.8	6,741.7
Intangible assets	3,069.6	2,984.5	2,237.9	1,062.7	2,483.3	75.7
Other assets	4,096.9	5,227.3	3,711.3	4,190.6	5,027.4	153.3
Total assets	103,400.4	129,171.4	158,070.8	230,694.4	329,796.3	10,054.8
Current liabilities	19,495.4	25,204.3	39,789.6	53,600.8	89,858.1	2,739.6
Long-term borrowings	39,877.8	26,027.6	25,306.4	46,334.0	83,940.3	2,559.2
Other liabilities	79.9	111.4	320.3	194.0	178.4	5.4
Total liabilities	59,453.1	51,343.4	65,416.3	100,128.8	173,976.8	5,304.2
Capital stock	29,705.8	40,243.0	43,522.4	49,580.4	58,305.5	1,777.6
Total stockholders’ equity	43,947.3	77,828.0	92,654.5	130,565.6	155,819.5	4,750.6

Other Financial Data:
ROC GAAP
Gross margin(4)	(7.4)%	16.0%	22.4%	23.6%	13.7%
Operating margin(5)	(16.7)%	10.2%	15.5%	17.0%	7.8%
Net margin(6)	(17.9)%	8.0%	14.9%	16.6%	7.2%
Capital expenditures	13,987.3	18,035.3	39,300.6	81,868.7	80,652.3	2,458.9
Depreciation and amortization	8,880.3	12,989.9	16,294.6	25,309.3	34,493.2	1,051.6
Cash dividend paid	—	—	2,006.9	5,208.3	5,935.2	181.0
Cash flows from operating activities	1,215.8	20,821.7	37,041.5	49,393.6	48,006.0	1,463.6
Cash flows from investing activities	(15,299.5)	(18,125.0)	(40,339.4)	(87,010.2)	(82,456.2)	(2,513.9)
Cash flows from financing activities	16,779.5	16,754.3	(4,672.6)	37,615.2	43,097.3	1,313.9

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

	Year Ended and As of December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
U.S. GAAP
Net sales	28,513.4	75,689.2	104,860.6	168,111.6	217,388.4	6,627.7
Cost of goods sold	31,491.1	66,197.1	84,940.9	135,256.0	195,261.9	5,953.1
Gross profit (loss)	(2,977.7)	9,492.1	19,919.7	32,855.6	22,126.5	674.6
Operating expenses	1,670.5	3,678.7	6,581.8	12,686.8	12,642.7	385.5
Operating income (loss)	(4,648.2)	5,813.4	13,337.9	20,168.8	9,483.8	289.1
Non-operating income and gains	408.1	705.4	404.0	714.2	1,166.5	35.6
Non-operating expenses and losses(2)	1,100.5	1,367.9	1,256.6	2,307.1	1,813.2	55.3
Income (loss) before income tax,
minority interest and extraordinary
item	(5,340.6)	5,150.9	12,485.3	18,575.9	8,837.1	269.4
Income tax benefits (expenses)	(0.3)	(212.0)	3,230.1	(463.4)	(473.4)	(14.4)
Minority interest in loss	–	–	–	–	(5.8)	(0.2)
Extraordinary item(3)	–	–	–	–	308.7	9.4
Net income (loss)	(5,340.9)	4,938.9	15,715.4	18,112.5	8,678.2	264.6
Weighted average shares outstanding—Basic	2,153.2	4,374.0	4,884.4	5,194.4	5,595.0
Weighted average shares outstanding—Diluted	2,153.2	4,680.5	4,942.7	5,194.4	5,595.0
Earnings (loss) per share—Basic:
Income before extraordinary item	(2.48)	1.13	3.22	3.49	1.50	0.05
Extraordinary item	–	–	–	–	0.05	0.00
Net income (loss)	(2.48)	1.13	3.22	3.49	1.55	0.05
Earnings (loss) per share—Diluted:
Income before extraordinary item	(2.48)	1.09	3.18	3.49	1.50	0.05
Extraordinary item	–	–	–	–	0.05	0.00
Net income (loss)	(2.48)	1.09	3.18	3.49	1.55	0.05
Earnings (loss) per ADS equivalent—Basic:
Income before extraordinary item	(24.80)	11.29	32.17	34.87	14.96	0.45
Extraordinary item	–	–	–	–	0.55	0.02
Net income (loss)	(24.80)	11.29	32.17	34.87	15.51	0.47
Earnings (loss) per ADS equivalent—Diluted:
Income before extraordinary item	(24.80)	10.85	31.85	34.87	14.96	0.45
Extraordinary item	–	–	–	–	0.55	0.02
Net income (loss)	(24.80)	10.85	31.85	34.87	15.51	0.47

Balance Sheet Data:
U.S. GAAP
Current assets	30,955.9	48,967.9	51,111.2	58,254.5	93,469.8	2,849.6
Investments in equity-method investees	117.2	26.8	533.2	5,719.1	5,804.5	177.0
Investments in cost-method investees	—	46.6	185.3	412.7	83.4	2.5
Property, plant and equipment	65,592.0	72,195.3	100,283.5	159,185.3	220,974.0	6,737.0
Goodwill	11,599.7	11,599.7	10,946.7	10,946.7	10,946.7	333.7
Other intangible assets—net	10,416.1	9,281.4	7,485.4	5,260.7	5,631.8	171.7
Other assets	1,333.3	1,413.7	3,360.4	5,335.0	5,899.1	180.0
Total assets	120,014.2	143,531.4	173,905.7	245,114.0	342,809.3	10,451.5
Current liabilities	19,676.4	25,789.5	41,275.4	55,444.9	91,288.0	2,783.2
Long-term borrowings	39,054.8	25,959.1	25,306.4	46,334.1	83,940.3	2,559.1
Other liabilities	1,144.7	1,190.6	345.0	649.4	544.8	16.6
Total liabilities	59,875.9	52,939.2	66,926.8	102,428.4	175,773.1	5,358.9
Total stockholders’ equity	60,138.3	90,592.2	106,978.9	142,685.6	166,918.9	5,089.0
Other Financial Data:
U.S. GAAP
Gross margin(4)	(10.4)%	12.5%	19.0%	19.5%	10.2%
Operating margin(5)	(16.3)%	7.7%	12.7%	12.0%	4.4%
Net margin(6)	(18.7)%	6.5%	15.0%	10.8%	4.0%
Capital expenditures	8,311.5	18,035.3	39,300.6	82,011.1	80,801.0	2,463.4
Depreciation and amortization	6,649.6	14,614.0	17,369.8	26,358.0	36,067.1	1,099.6
Cash flows from operating activities	503.1	21,227.5	36,987.3	48,943.8	46,951.9	1,431.5
Cash flows from investing activities	(8,067.7)	(18,549.9)	(40,339.4)	(88,001.0)	(81,428.1)	(2,482.6)
Cash flows from financing activities	12,986.3	16,773.4	(4,618.4)	38,066.2	43,783.9	1,334.9

(1)	Includes the cumulative effect of an accounting change of (NT$14.6 million), net of tax in 2005.

(2)	Includes the cumulative effect of an accounting change of NT$0.6 million, net of tax in 2001.

(3)	Represents the proportionate share of extraordinary gain reported by equity method investee in 2005. Please see note 22(c) to our consolidated financial statements for further information.

(4)	Gross margin is calculated by dividing gross profit by net sales.

(5)	Operating margin is calculated by dividing operating income (loss) by net sales.

(6)	Net margin is calculated by dividing net income (loss) by net sales.

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

		NT dollars per U.S. dollar Noon Buying Rate

		Average		High		Low		Period-End

		(of month end rates for years)

2001		NT$	33.82	NT$	35.13	NT$	32.23	NT$	35.00
2002			34.54		35.16		32.85		34.70
2003			34.40		34.98		33.72		33.99
2004			33.27		34.16		31.74		31.74
2005			32.13		33.77		30.65		32.80
	December		33.29		33.56		32.80		32.80
2006:	(through May 31)		32.17		32.65		31.28		31.99
	January		32.04		32.59		31.83		31.97
	February		32.32		32.65		31.97		32.40
	March		32.46		32.62		32.28		32.42
	April		32.29		32.54		31.90		31.90
	May (through May 31)		31.73		32.13		31.28		31.99

3.B. Capitalization and Indebtedness

     Not applicable.

3.C. Reason for the Offer and Use of Proceeds

     Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

The industry in which we operate is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

     The thin film transistor liquid crystal display, or TFT-LCD, industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices.

     For example, average selling prices of our large-size panels increased by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 but was followed by a sharp decrease of 22.2% between the second quarter and the third quarter of 2004 and a further decrease of 17.1% between the third quarter and the fourth quarter of 2004. Average selling prices of our large size panels continued to decline by 6.5% between the fourth quarter of 2004 and the first quarter of 2005 but recovered in the remainder of the year, increasing 12.8% between the first and third quarters of 2005 and increasing another 6.0% between the third and fourth quarters of 2005. On a year-on-year basis, average selling prices declined 21.1% in 2005 compared to 2004.

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

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

     The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies, we cannot provide assurance that we can maintain these prices in the face of market competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if we are unable to reduce our manufacturing costs, our profit margins will be negatively affected.

We experienced a net loss in 2001. Although we were profitable in 2002, 2003, 2004 and 2005, if we are not profitable in 2006 or beyond, the value of the ADSs and our shares may be negatively affected.

     We experienced a net loss in 2001 due principally to a decline in the average selling prices of our products and lower utilization at our facilities caused by an oversupply of TFT-LCD panels in the market. The decline in average selling prices resulted in a decrease in our gross margins. We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2002, 2003, 2004 and 2005 we cannot assure you that we will be profitable in 2006 or beyond.

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

  the speed at which we and our competitors expand production capacity;

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

     A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 85.2%, 78.1% and 65.3% of our net sales in 2003, 2004 and 2005, respectively. Demand for our panels for computer products is affected by numerous factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube, or CRT, monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing CRT monitors. The rate of substitution of TFT-LCD monitors for CRT monitors may be affected by a general slowdown in the global economy or a change in the average selling prices of such products which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not continue to grow as expected, our business prospects and results of operations may suffer.

     Panels for use in LCD television and consumer electronics products accounted for 34.4% of our net sales in 2005, and we believe that such end-use markets will continue to present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional CRT televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional CRT televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

     High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can significantly impact our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2003, 2004 and 2005 and, in particular, have been successful to date in the ramp-up of our fifth-generation and sixth-generation fabs, our results of operations in the past have been negatively affected by low capacity utilization. We cannot assure you that we will be able to maintain high capacity utilization rates through 2006 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease and our gross margins will suffer.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

     We are dependent on a small number of customers for a substantial portion of our business. In 2003, 2004 and 2005, our five largest customers accounted for 43.6%, 35.1% and 37.2%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in each of the last three years. BenQ Corporation, or BenQ, and its subsidiaries accounted for 20.9%, 19.9% and 13.6% of our net sales in 2003, 2004 and 2005, respectively. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

     In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers or market share and our business may suffer as a result.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to complete the construction and installation of our 7.5 -generation fab as scheduled or encounter unforeseen disruptions in manufacturing at our 7.5 -generation fab.

     In the third quarter of 2004, we commenced construction of our 7.5 -generation fab that is designed to process substrates of 1,950 mm x 2,250 mm, which is the optimal size for the production of panels larger than 40-inches. Based on our current schedule, we plan to begin installation of machinery and equipment in the second quarter of 2006 and begin commercial production in the fourth quarter of 2006. The successful completion of our 7.5 -generation fab is dependent upon a number of factors, including: timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to construct, install and operate a 7.5 -generation fab, no assurances can be given that we will be successful in establishing our 7.5 -generation fab. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for a 7.5 -generation fab on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment of our 7.5 -generation fab. In addition, the manufacturing processes for TFT-LCD panels are highly complex and potentially vulnerable to disruptions. In particular, the manufacturing processes for 7.5 -generation fabs are currently untested. If we are unable to complete our 7.5 -generation fab as scheduled, or face unforeseen disruptions in the manufacturing processes, we may not be able to realize the potential gains from the manufacturing of 7.5 -generation fabs and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

     Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2006 in connection with the expansion of our third fifth-generation and sixth-generation fabs and the ramp-up of a 7.5 -generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. We may lose market share if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

We may undertake acquisitions or investments to expand our business, such as our proposed merger with Quanta Display, Inc., that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

     As part of our growth and product diversification strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. On April 7, 2006 we announced our proposed merger with Quanta Display, Inc. (“QDI”), a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement, we will offer one share for every 3.5 shares of QDI. The merger is targeted to close on October 1, 2006 and on the effective date, we will be the surviving entity and will assume substantially all of the assets, liabilities and personnel of QDI. The merger is subject to shareholder approval of our company and QDI as well as regulatory approvals including approval from the Financial Supervisory Commission. Mergers, acquisitions or investments, including our proposed merger with QDI, that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

  problems integrating the acquired operations, technologies or products into our existing business and products;

  diversion of management’s time and attention from our core business;

  adverse effects on existing business relationships with customers;

  need for financial resources above our planned investment levels;

  failures in recognizing anticipated synergies;

  difficulties in retaining business relationships with suppliers and customers of the acquired company;

  risks associated with entering markets in which we lack experience;

  potential loss of key employees of the acquired company;

  potential write-offs of acquired assets; and

  potential expenses related to the amortization of intangible assets.

     Specifically, after our proposed merger with QDI, we will need to attract more customers and purchase orders in order to fulfill our increase production capacity or risk a decrease in our capacity utilization rate. Moreover, we will be assuming a significant amount of debt from QDI and our debt to equity ratio will increase. The total contractual obligations that we will be assuming from QDI that is due in the next three years amounts to approximately NT$26.6 billion (US$0.8 billion) which we may need to refinance as these debts mature. We will also likely experience higher overhead costs, employee salaries and potential redundancy in operations. Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment, including our proposed merger with QDI, will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ADSs and the underlying ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends. Moreover, we cannot assure you that our proposed merger with QDI will be approved by our shareholders or will be successfully completed.

We operate in a highly competitive environment, and we may not be able to sustain our current market position if we fail to compete successfully.

     The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, sixth- or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

     We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the expansion of our third fifth-generation fab and sixth-generation fab and the ramp-up of a 7.5 -generation fab. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

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

     Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. In 2004, we established a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The 5,100 square meter research center houses 15 research labs, advanced training facilities and accommodates over 800 research engineers. We have also established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality would suffer. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ may cause us to lose opportunities to expand and improve our operations.

     We face potential conflicts of interest with BenQ. BenQ is our largest shareholder, owning directly and indirectly 12.35% of our outstanding shares as of May 1, 2006, and is also one of our largest customers. BenQ and its subsidiaries accounted for 20.9%, 19.9% and 13.6% of our net sales in 2003, 2004 and 2005, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of May 1, 2006, three of our nine directors and one of our three supervisors are representatives of BenQ, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

     We cannot assure you that when conflicts of interest arise with respect to representatives of BenQ, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

We need to observe certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

     Our long-term loans and facilities contain financial and other covenants and the failure to comply with the covenants could trigger a requirement for early payment. The financial covenants include liquidity ratios, indebtedness ratios and interest coverage ratios. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. In addition, such covenants restrict our ability to raise future debt financing.

     If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

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

     Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the ramp-up of production capacity of our 7.5 -generation fab, and the expansion of our third fifth-generation and sixth-generation fabs. We may also encounter these difficulties in connection the adoption of new manufacturing process technologies. We cannot assure you that we will be able to ramp-up our 7.5 -generation fab, and the expansion of our third fifth-generation and sixth-generation fabs without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

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

     Although approximately 46.5% of our raw materials and components was sourced locally in Taiwan in 2005, we depend on supplies of certain principal raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

     Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as organic light-emitting diode, or OLED, and low temperature poly-silicon, or LTPS, technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital to expand our third fifth-generation and sixth-generation fabs, ramp-up a 7.5 -generation fab and have committed significant management resources to develop color filter production facilities. However, we cannot assure you that we will be successful in completing the development of the 7.5 -generation fab or other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

     Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have licensing arrangements with Matsushita, Fujitsu Display Technologies Corporation, or FTDC, Semiconductor Energy Laboratory Co., Ltd., or SEL, Toppan Printing Co., Ltd., or Toppan, Guardian Industries Corp., IBM, Sharp Corporation, Samsung Electronics Co., Agere Systems Inc., Hitachi Displays Ltd. and other companies for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

     We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of May 5, 2006, we had 820 U.S. patent applications pending, 1,061 Taiwan patent applications pending and 1,699 patents pending in other jurisdictions. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

     Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2005, approximately 37.9% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module assembly operations to the PRC since July 2002. Our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other manufacturers. For instance, our operations stopped completely for five days in September 1999, largely because of a power outage caused by a severe earthquake. After the stoppage, it took us several days to ramp-up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

     We are also planning to establish a second module-assembly facility in the PRC, in Xiamen, Fujian Province which we expect to commence operations in 2007. Therefore, relevant government approvals will also need to be obtained for this facility. We cannot assure you that such approvals will be obtained on time or at all.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

     Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established module-assembly facility in Suzhou, Jiangsu Province of the PRC. We commenced operations at such facilities in July 2002. We are also planning to establish a second module-assembly facilities in the PRC, in Xiamen, Fujian Province which we expect to commence operations in 2007. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but, subject to certain exceptions, do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

     Most of our assets and operations are located in Taiwan and approximately 37.9% of our net sales is derived from customers in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

     Taiwan has a unique international political status. The government of the PRC asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The government of the PRC has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or Taiwan refuses to accept the PRC’s stated “One China” policy. In particular, the increasing influence of the Democratic Progressive Party, which has in the past formally advocated Taiwan’s independence from the PRC, including the reelection of Mr. Chen Shui-bian, a member of that party, as President of the ROC in March 2004, may increase political tensions and instability between the PRC and the ROC. In addition, on March 14, 2005, the National Peoples’ Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

     In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.99 on May 31, 2006, based on the noon buying rates published by the Federal Reserve Bank of New York.

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

     The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 19.8% decrease in 2002, a 32.3% increase in 2003 and a 4.23% increase in 2004. During the period from January 1, 2005 to December 31, 2005, the Taiwan Stock Exchange Index peaked at 6,600.17 on December 30, 2005, and reached a low of 5,565.41 on April 21, 2005. Over the same period, daily closing values of our shares ranged from NT$36.05 per share to NT$55.7 per share. On May 30, 2006, the Taiwan Stock Exchange Index closed at 6,849.95, and the closing value of our shares was NT$47.2 per share.

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

     We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2005, approximately 96.0% of our net sales was denominated in U.S. dollars. During the same period, approximately 32.1%, 28.8% and 39.0% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2005, approximately 35.3%, 52.2% and 12.3% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

     A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2003, 2004 and 2005, sales to our overseas customers accounted for 57.5%, 59.4% and 62.1%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

     There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia (mainly Taiwan), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, would adversely affect our business, financial condition or results of operations.

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

     The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the ROC Financial Supervisory Commission, unless:

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

     With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial Supervisory Commission, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

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

ADS holders will not have the same rights as our shareholders, which may affect the value of the ADSs.

     ADS holders’ rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors and supervisors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings, only holders representing at least 51% or more of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings. Hence, only one proposal may be submitted on behalf of all ADS holders.

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

     Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs. In 2003, 2004 and 2005, we issued 43.4 million, 88.8 million and 97.4 million shares to our employees, respectively, for their services performed in 2002, 2003 and 2004, respectively. These bonus shares, valued at par, amounted to NT$433.6 million, NT$887.9 million and NT$973.6 million in 2003, 2004 and 2005.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

     Under current ROC law, if you are a non-ROC person and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals, or the Investment Regulations. You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Depository & Clearing Corporation book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

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

     The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of May 1, 2006, we had an aggregate of 5,830,547,132 shares issued and outstanding which were freely tradable. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

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

     Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B. Business Overview

Introduction

     We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products (such as notebook computers and desktop monitors), consumer electronics products (such as digital cameras, digital camcorder, car television, car navigation systems and portable DVD players), and LCD televisions.

     We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan or the PRC, use our panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in respect of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ, TPV Electronics (Fujian) Company Limited and Proview Optronics (Shenzhen) Co. Ltd. BenQ is a shareholder of our company, and held directly and indirectly 12.35% of our outstanding shares as of May 1, 2006. We also sell our products to some brand companies on a direct shipment basis.

     We currently manufacture TFT-LCD at production facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab, and we now operate three fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our sixth-generation fab is designed to process substrates with dimensions of up to 1,500 x 1,850 millimeters, our fifth-generation fabs are designed to process substrates with dimensions of up to 1,100 x 1,250 millimeters and 1,100 x 1,300 millimeters, respectively, and our fourth-generation fab is designed to process substrates with dimensions of up to 680 x 880 millimeters. Our 7.5 -generation fab, which we expect to commence commercial production in the fourth quarter of 2006, is designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters.

     We commenced commercial production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5 -, fourth-, fifth- and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. Our existing operations are located at three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC.

     Effective December 1, 2005, we grouped our business into two marketing channels: Information Technology Displays and Consumer Electronics Displays. The Information Technology Display Business Group covers applications such as desktop, notebook and general displays. The Consumer Electronics Display Business Group covers applications such as LCD television, audio-video displays and mobile device displays. We believe this change should allow us to better serve the needs of customers in these two markets.

     On April 7, 2006, we announced our proposed merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement, we will offer one share for every 3.5 shares of QDI. The merger is targeted to close on October 1, 2006 and on the effective date, we will be the surviving entity and will assume substantially all of the assets, liabilities and personnel of QDI. The merger is subject to shareholder approval of our company and QDI as well as regulatory approvals, including approval from the Financial Supervisory Commission. As of December 31, 2005, QDI had 15,372 employees on a group basis. The following table sets forth certain unconsolidated financial information for QDI as of the periods indicated:

	Year Ended December 31,

	2003	2004	2005

	NT$	NT$	NT$
	(in millions)
Revenues, net	27,580.9	58,197.9	61,798.5
Operating income (loss)	48.7	5,697.7	(8,204.2)
Net income (loss)	574.8	5,765.8	(8,315.7)
Total assets	85,619.5	133,104.1	170,228.1
Total liabilities	45,680.0	72,447.1	105,790.1

     The above information is derived from the publicly available audited financial statements of QDI which were prepared under ROC GAAP. Historical results do not necessarily indicate results expected for any future periods. We take no responsibility for the fair presentation of QDI’s financial information.

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

     The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,

	2003	2004	2005

	NT$	NT$	NT$
Panels for Computer Products	(panels in thousands)
Panels for notebook computers	3,494.2	4,923.0	7,365.5
Panels for desktop monitors	8,085.5	12,150.8	18,652.2

Total panels for computer products	11,579.7	17,073.8	26,017.7

Panels for Consumer Electronics Products	21,454.3	33,697.7	54,598.1

Panels for LCD Television	249.9	1,369.4	4,033.6

Total	33,283.9	52,140.9	84,649.4

     The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
Panels for Computer Products	(in millions)
Panels for notebook computers	22,009.4	32,268.5	33,265.0	1,014.2
Panels for desktop monitors	67,349.2	98,999.8	108,623.6	3,311.7

Total panels for computer products	89,358.6	131,268.3	141,888.6	4,325.9

Panels for Consumer Electronics Products	11,970.9	21,043.8	28,636.7	873.1

Panels for LCD Television	2,800.3	14,585.7	46,147.9	1,406.9

Other(1)	730.8	1,213.8	715.2	21.8

Total	104,860.6	168,111.6	217,388.4	6,627.7

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

Computer Products

     Panels for Notebook Computers. In 2003, 2004 and 2005, sales of panels for notebook computers accounted for 21.0%, 19.2% and 15.3%, respectively, of our net sales. The decline in notebook computer panels sales as a percentage of our total net sales resulted primarily from the increase in sales of our other products, which grew at a faster rate than sales of notebook computer panels.

     The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. The most commonly produced panel sizes for notebook computers were from 12.1 inches to 14.1 inches in 2001 and 14.1 and 15.4 inches in 2002, 2003, 2004 and 2005. As fifth-generation production capacity increases, we expect that 15.4 -inch panels will continue to be one of the most commonly produced sizes for notebook computers, with demand for 17-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

     In 2005, unit sales of our panels for notebook computers were approximately 7.4 million, of which a substantial majority was accounted for by 14.1 inch to 15.4 inch panels. In 2005, our net sales accounted for by panels for notebook computers was approximately NT$33.3 billion.

     Panels for Desktop Monitors. We commenced commercial production of desktop monitor panels in the first quarter of 2000. In 2003, 2004 and 2005 sales of panels for desktop monitors accounted for 64.2%, 58.9% and 50.0%, respectively, of our net sales. Sales of panels for desktop monitors as a percentage of our net sales has decreased because of a change in our product mix, particularly the increase in sales of LCD television. We expect that our sales of desktop monitor panels will continue to grow in 2006, primarily as a result of our capacity expansion and demand growth due to the continued trend toward the bundling of TFT-LCD monitors with new computers and the substitution effect of purchasers replacing CRT monitors with TFT-LCD monitors.

     The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2005, 17-inch and 19-inch panels were most commonly produced for desktop monitors. In 2005, unit sales of our panels for desktop monitors was approximately 18.7 million, and our net sales accounted for by panels for desktop monitors was approximately NT$108.6 billion, of which a significant portion was accounted for by 17- and 19-inch panels. We expect 17-inch panels will continue to be one of the most commonly produced desktop monitor sizes, with increasing demand for 19-inch panels in 2006.

   Consumer Electronics Products

     Our panels for consumer electronics products, including digital cameras, camcorders, mobile phones, car television, car navigation systems, portable DVD players, multiple function machines, printer displays, portable game consoles and portable televisions, consist of display panels ranging from 1.5 to 10.2 inches or above. Our sales of panels for consumer electronics products as a percentage of our total net sales has varied from 11.4% in 2003 to 12.5% in 2004 to 13.2% in 2005. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process of our customers and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 62.0% to 54,598.1 thousand panels in 2005 from 33,697.7 thousand panels in 2004 primarily as a result of the growing market acceptance of the use of TFT-LCD panels in consumer electronics products and increase demand for products such as portable DVD players and other handheld devices.

   LCD Television

     Our panels for LCD television consist of panels with a panel size of 14 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television panels consists of 14- to 46-inch panels. Our sales of LCD television panels, as a percentage of our net sales, increased from 8.7% in 2004 to 21.2% in 2005. In 2005, approximately half of LCD television panels we produced were 26-inches and above. We believe that our sales of LCD television panels will continue to grow in 2006, primarily as a result of the commencement of production at our 7.5 -generation fab, the full ramp up of our sixth-generation fab and expected demand growth for LCD television, while we expect average selling prices of panels for LCD television to continue to decline. We also believe that beginning in 2006 there has been a trend towards greater customer demand for larger LCD television panels (above 30-inches). Unit sales of our LCD television panels increased to 4,033.6 thousand panels in 2005 from 1,369.4 thousand panels in 2004, primarily as a result of growing market demand and the replacement of CRT televisions with LCD televisions by consumers.

   Customers, Sales and Marketing

     We sell our panels to original equipment manufacturing service providers such as BenQ, TPV Electronics (Fujian) Company Limited and Proview Optronics (Shenzhen) Co. Ltd. and brand companies such as Hewlett-Packard, Acer and Dell. BenQ is a shareholder of our company, and held directly and indirectly 12.35% of our outstanding shares as of May 1, 2006. We also owned a 5.08% equity interest in BenQ as of December 31, 2005. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies.

     The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,

	2003		2004		2005

Region	Net Sales	%	Net Sales	%	Net Sales	%

	(in NT$ millions, except percentages)
Taiwan	44,558	42.5%	68,275	40.6%	82,473	37.9%
Japan	3,602	3.4	7,365	4.4	4,345	2.0%
Asia(1)	51,928	49.5	84,214	50.1	116,305	53.5%
Europe	1,422	1.4	4,710	2.8	9,361	4.3%
United States	1,233	1.2	1,702	1.0	2,761	1.3%
Others	2,118	2.0	1,846	1.1	2,143	1.0%

Total	104,861	100.0%	168,112	100.0%	217,388	100.0%

(1)	Excludes Japan and Taiwan.

      Our sales in Taiwan, as set forth in the table above, represent a significant portion of our net sales for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide. As many of these service providers relocate an increasing portion of their production capacity from Taiwan elsewhere, or expand their operations elsewhere, typically to the PRC, due to cost and other considerations, orders placed in Taiwan by such customers have accounted for a decreasing portion of our net sales in recent years.

     We sell our panels for notebook computers to brand companies and original equipment manufacturing service providers with production operations in Taiwan and the PRC that design and manufacture notebook computers based on the specifications of their brand company customers. Our customers include Hewlett Packard, Acer and Promate. We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product.

     We sell our panels for desktop monitors through sales channels similar to those for notebook computers. We supply desktop monitor panels to brand companies and original equipment manufacturing service providers such as BenQ, Dell and TPV Electronics (Fujian) Company Limited.

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

     A significant portion of our net sales is attributable to a small number of our customers. In 2003, 2004 and 2005, our five largest customers accounted for 43.6%, 35.1% and 37.2%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. BenQ and its subsidiaries accounted for 20.9%, 19.9% and 13.6% of our net sales in 2003, 2004 and 2005, respectively. Since BenQ also provides original equipment manufacturing services for its brand company customers, panels shipped to BenQ include both panels ordered for its own account as well as panels ordered by or on behalf of its brand company customers.

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

     Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2005, our reserve for warranties totaled NT$231.2 million (US$7.0 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

     We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other suppliers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2003, 2004 and 2005, was 47 days, 29 days and 38 days, respectively. We have not experienced any material problems relating to customer payments.

The TFT-LCD Manufacturing Process

     The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

     The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in October 2003. We also established a color filter production facility at our sixth-generation fab in January 2005.

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

     Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits

Asahi Glass	Itochu Plastics	Allied Material	Nitto Denko	Coretronic	Novatek
Technology
Corning Taiwan	Merck	Cando	Optimax	Forhouse	Panasonic
		Corporation(1)		Fuchi
Electronics
Nippon Electric	Sojitz Taiwan	Dai Nippon		Wisdom Success	Taiwan Satori
Glass		Printing

		Toppan Sintek			Toshiba

(1)	Cando Corporation has been our equity method investee since November 2003. See “Item 7.B. Related Party Transactions.”

      We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle more than 75% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. In September 1999, a power outage caused by a large earthquake resulted in a suspension of production at our fabs for five days. Except for this power outage, power interruptions in general have not materially affected our production processes.

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

     We made significant purchases of equipment in 2005, and we expect to make significant purchases in 2006, to implement our capacity expansion and technology advancement plans. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

     The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

  LG. Philips LCD and Samsung Electronics, in Korea;

  Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, QDI, Innolux Display and Toppoly Optoelectronics, in Taiwan;

  Hitachi, Tottori Sanyo, Sharp and Toshiba Matsushita Display Technology, in Japan; and

  SVA-NEC, BOE-OT and Long-Teng Corporation, in the PRC.

     On April 7, 2006, we announced our proposed merger with QDI. See “Item 4.B. Business Overview.”

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

  access to capital

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

Intellectual Property

     As of May 5, 2006, we hold a total of 2,185 patents, including 1,075 in Taiwan and 609 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2005 through 2025. We also have a total of 1,061 pending patent applications in Taiwan, 820 in the United States and 1,699 in other jurisdictions, including the PRC, Japan and Korea as of May 5, 2006. In addition, we have registered “AU Optronics” as a trademark and service mark in the ROC and PRC, and we are in the process of registering our logo as a trademark and service mark in the ROC and PRC.

     We require all of our employees to sign an employment agreement which prohibits the disclosure of any of our trade secrets, confidential information and proprietary technologies, and we also require our technical personnel to assign to us any inventions related to our business that they develop.

     We have licenses to use certain technology and processes from certain companies. In 2003, 2004 and 2005, our running royalties and fixed license and patent fees to companies from which we license intellectual property were NT$405.4 million, NT$1,017.8 million and NT$4,485.2 million, respectively, which accounted for 0.4%, 0.6% and 2.1%, respectively of our net sales. The increase in royalty expense in 2005 was primarily due to new license agreements we entered into in 2005. We expect that our royalty expenses relating to intellectual property licenses will increase in the future due to increases in unit sales.

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

Insurance

     We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2005, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$25.9 billion for all of our inventories and NT$308.9 billion for our equipment and facilities. In addition, as of December 31, 2005, we had insurance coverage for business interruptions in the aggregate amount of NT$5.3 billion. See “Item 3. Key Information—Risk Factors—Political Geographical and Economic Risks—Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.”

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

4.C. Organizational Structure

     The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2005.

     The following table sets forth summary information for our subsidiaries as of December 31, 2005.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest

			NT$ (in millions)

AU Optronics (L) Corp.	Holding company	Malaysia	5,920.1	100%

AU Optronics Corporation	Sales services in the United
America	States	United States	32.8	100%	(1)

AU Optronics (Suzhou)	Assembly of TFT-LCD
Corp.	modules in the PRC	PRC	5,576.0	100%	(1)

AU Optronics Corporation
Japan	Sales services in Japan	Japan	26.2	100%	(1)

Konly Venture Corp.	Venture capital investment	ROC	1,200.0	100%

AU Optronics Europe B.V.	Sales services in Europe	Netherlands	1.9	100%	(1)

AU Optronics Korea Ltd.	Sales services in South Korea	South Korea	5.1	100%	(1)

AU Optronics (Shanghai )
Corp.	Sales services in the PRC	PRC	32.8	100%	(1)

Darwin Precisions (L)
Corp.	Holding company	Malaysia	82.0	50%	(1)

Darwin Precisions	Assembly of backlight
(Suzhou) Corp.	modules in the PRC	PRC	164.0	50%	(2)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest

			NT$ (in millions)
Raydium Semiconductor	Development, design and
Corporation	sale of integrated circuits	ROC	161.6	73.75%	(3)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 50% ownership of Darwin Precisions (L) Corp.

(3)	Indirectly, through our 100% ownership of Konly Venture Corp.

      In April 2006, we established a new subsidiary, AU Optronics (Xiamen) Corp., Ltd., to manage and operate our second module-assembly facility in the PRC which we expect to commence operations in 2007.

4.D. Property, Plants and Equipment

     We have three principal manufacturing sites in Taiwan and one module-assembly site in Suzhou, PRC. With current production facilities utilizing 3.5 -generation, fourth-generation, fifth-generation and sixth-generation technologies, we have the flexibility to produce a large number of panels of various sizes.

   Principal Facilities

     The following table sets forth certain information relating to principal facilities as of March 31, 2006. The land in the Hsinchu Science Park on which our facilities are located is leased from the ROC government.

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use		Owned or Leased

	(in square meters)	(in millimeters)/ (substrates processed per month)

No. 5, Li-Hsin Rd.	69,647	610x720/45,000	December 1999	Manufacturing of	•	Building is
6, Hsinchu				TFT-LCD panels		owned
Science Park,
Hsinchu,					•	Land is leased
Taiwan, ROC						(expires in
December 2020)

No. 1, Li-Hsin Rd.	163,564	610x720/30,000	November 2000	Manufacturing of	•	Building is
2, Hsinchu				TFT-LCD panels;		owned
Science Park,				business
Hsinchu,				operations; research	•	Land is leased
Taiwan, ROC				and development;		(expires in
				sales and marketing		December 2020)

No. 23, Li-Hsin Rd.	105,127	600x720/60,000	July 1999	Manufacturing of	•	Building is
Hsinchu				TFT-LCD panels		owned
Science Park,
Hsinchu,					•	Land is leased
Taiwan, ROC						(expires in
January 2017)

No. 1, Xinhe Rd.	248,231	680x880/60,000(1)	February 2001	Manufacturing of	•	Building is
Aspire Park 325		1,100x1,250/50,000(2)	March 2003	TFT-LCD panels;		owned
Lungtan,		1,100x1,300/70,000(3)	February 2004	module and
Taoyuan				component	•	Land is
Taiwan, ROC				assembly;		owned(7)
manufacturing of

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use		Owned or Leased

	(in square meters)	(in millimeters)/ (substrates processed per month)
color filters

No. 1 JhongKe Rd.	536,488	1,500x1,850/60,000(4)	March 2005	Manufacturing of	•	Building is
Central Taiwan		1,100x1,300/60,000(5)	August 2005	TFT-LCD panels;		owned
Science Park		1,950x2,250 (6)		module and
Taichung 407,				component	•	Land is leased
Taiwan, ROC				assembly;		(expires in
				manufacturing of		December 2022)
color filters

No. 398, Suhong	226,549	N/A	July 2002	Module and	•	Building is
Zhong Road				component		owned
Suzhou				assembly
Industrial Park,					•	Land is leased
Suzhou, PRC						(expires in 2051)

(1)	Our fourth-generation fab.

(2)	Our first fifth-generation fab, which commenced commercial production in March 2003.

(3)	Our second fifth-generation fab, which commenced commercial production in February 2004.

(4)	Our sixth-generation fab, which commenced commercial production in March 2005.

(5)	Our third fifth-generation fab, which commenced commercial production in August 2005.

(6)	Our 7.5-generation fab, which is currently in construction and is expected to begin commercial production in the fourth quarter of 2006.

(7)	We purchased this land in January 2005.

Expansion Projects

     Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

     Fifth-Generation Fabs. We commenced commercial production at our third fifth-generation fab which is capable of processing substrates with dimensions of 1,100 x 1,300 millimeters, in August 2005. As of December 31, 2005, our third fifth-generation fab had an estimated input capacity of approximately 60,000 substrates per month, which we expect to ramp up to 120,000 substrates per month by the end of 2006. We also plan to establish a third color filter production facility in order to meet a portion of our color filter requirements at our two fifth-generation fabs as well as our other existing fabs. Our third fifth-generation fab is housed in the same facility as our 7.5 -generation fab. As of December 31, 2005, we had spent a total of NT$35.4 billion for construction and the purchase of machinery and equipment at our third fifth-generation fab.

     Sixth-Generation Fab. To meet the growth in the large-size TFT-LCD market, we established a new fab in Taichung Science Park utilizing sixth-generation manufacturing technology. Our sixth-generation fab is capable of processing substrates with dimensions of 1,500 x 1,850 millimeters. Our sixth-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 32-inch panels, six 37-inch panels or three 42-inch panels in wide format. We commenced commercial production of our sixth-generation fab in March 2005 and as of December 31, 2005 had an estimated input capacity of approximately 60,000 substrates per month. We expect that the estimated input capacity for our sixth generation fab to increase to 120,000 substrates per month by the end of 2006. We also plan to establish color filter production and module-assembly facilities at our sixth-generation fab. As of December 31, 2005, we had spent a total of NT$71.6 billion for the construction of and the purchase of machinery and equipment for our sixth-generation fab, together with the new color filter production and module-assembly facilities within such fab.

     7.5 -Generation Fab. We intend to establish a 7.5 -generation fab in order to target the HDTV market and produce LCD TVs that are larger than 40-inches. We expect that our 7.5 -generation fab will be capable of processing substrates with dimensions of 1,950 x 2,250 millimeters. Our 7.5 -generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 47-inch panels or three 56-inch panels in wide format. We currently plan for equipment move-in to be scheduled for the second quarter of 2006 and expect to commence commercial production in the fourth quarter of 2006. As of December 31, 2005, we had purchased approximately NT$1.5 billion of machinery or equipment for our 7.5 -generation fab.

     We estimate our capital expenditures to be approximately NT$90.0 billion to NT$95.0 billion for 2006, primarily for the purchase of equipment to complete our 7.5 -generation fab and the ramp-up of our sixth-generation fab.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

     The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices. For example, average selling prices of our large size panels fluctuated throughout 2004, increasing by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 and decreasing by 22.2% between the second quarter and the third quarter of 2004 and further decreasing 17.1% between the third quarter and the fourth quarter of 2004. Average selling prices of our large size panels continued to decline by 6.5% between the fourth quarter of 2004 and the first quarter of 2005 but recovered in the remainder of the year, increasing 12.8% between the first and third quarters of 2005 and increasing another 6.0% between the third and fourth quarters of 2005. On a year-on-year basis, average selling prices declined 21.1% in 2005 compared to 2004.

     Our revenues depend substantially on the average selling prices of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels decreased by 3.1% between 2002 and 2003, increased by 0.9% between 2003 and 2004 and decreased by 21.1% between 2004 and 2005. The change in the average selling prices of our panels and decreases in variable costs, depreciation and amortization expenses and other fixed costs associated with the expansion of our production capacity on a per panel basis contributed to the increase in our gross margins from 22.4% in 2003 to 23.6% in 2004. The 21.1% decline in average selling prices in 2005 compared to 2004 contributed to a decline in our gross margins to 13.7% in 2005. The strong demand for TFT-LCD panels in 2003 resulted in a recovery in average selling prices in 2003. Strong demand continued in the first half of 2004, keeping average selling prices high; however this was offset by an oversupply of and reduced demand for TFT-LCD panels in the second half of 2004, which resulted in average selling prices remaining relatively stable for the full year of 2004 compared to the full year of 2003. Average selling prices declined in the first quarter of 2005 due to increased capacity; however average selling prices recovered from the second to fourth quarter of 2005 as a result of strong demand fueled by a decrease in panel prices. To meet demand, many TFT-LCD manufacturers, including our company, may expand their capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of our panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decline as the cost of manufacturing TFT-LCD panels declines and as the product becomes more commodity-like.

Production Capacity

     We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2005, we had an annual capacity to produce approximately 616.5 million square meters of glass area of TFT-LCD panels.

Fab Construction and Ramp-Up Process

     Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, and lower raw materials and component costs per panel as a result of higher production yield.

     We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

     Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger panel sizes command higher prices, but also have higher manufacturing costs. In 2005, an increase in demand for consumer electronic products using larger TFT-LCD panels such as portable DVD players caused a shift in product mix to more medium sized panels being produced. The continued trend toward notebook computers with larger screens and the continuing demand for TFT-LCD panels for desktop monitors as a result of the replacement of CRT monitors for TFT-LCD monitors led us to shift our product mix to include primarily 14.1 -inch and 15.4 -inch panels for notebook computers and 15-, 17- and 19-inch panels for desktop monitors. Moreover, a strong demand for LCD television contributed to increased production of LCD television panels. Our fifth-generation fabs have enabled us to produce 15-, 17- and 19-inch or larger panels more efficiently. Our sixth-generation fab will also enable us to produce larger LCD television panels. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

Proposed Merger with Quanta Display, Inc.

     On April 7, 2006 we announced our proposed merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement, we will offer one share for every 3.5 shares of QDI. The merger is targeted to close on October 1, 2006 and on the effective date, we will be the surviving entity and will assume substantially all of the assets, liabilities and personnel of QDI. The merger is subject to shareholder approval of our company and QDI as well as regulatory approvals including approval from the Financial Supervisory Commission. Our proposed merger with QDI contains significant risks. For example, we may experience problems integrating the acquired operations, technologies or products into our existing business and products. After our proposed merger with QDI, we will need to attract more customers and purchase orders in order to fulfill our increase production capacity or risk a decrease in our capacity utilization rate. Moreover, we will be assuming a significant amount of debt from QDI and our debt to equity ratio will increase. The total contractual obligations that we will be assuming from QDI that is due in the next three years amounts to approximately NT$26.6 billion (US$0.8 billion) which we may need to refinance as these debts mature. As a result of these risks and higher overhead costs, employee salaries and potential redundancy in operations, our results of operations, could be adversely affected due to the merger.

     If our proposed merger with QDI is completed based on the terms of our merger agreement, we expect to account for the merger as a business combination using the purchase method of accounting in accordance with ROC GAAP. The amount of purchase consideration is calculated based upon the conversion ratio however, should certain events stipulated in the merger agreement occur before the consummation date, such as capital increases, material asset dispositions or the need to adjust the conversion ratio to obtain approval from relevant governmental authorities, the ratio is subject to negotiation and adjustment by both parties’ board of directors authorized by shareholders’ meetings. We have not made any effort to determine the amount of such consideration to be allocated to the assets acquired and liabilities assumed.

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our audited consolidated financial statements which have been prepared in accordance with ROC GAAP. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

     The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere herein. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

     Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns are estimated based on historical experience, our management’s judgment, and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period the related revenue is recorded. There have been no changes in this policy for the last three years.

     The movements of the allowance for sales returns and discounts are as follows:

	2003	2004	2005

	NT$	NT$	NT$	US$

	(in thousands)
Balance at beginning of year	91,906	45,756	698,506	21,296
Provision charged (reversal credited) to revenue	(23,464)	696,328	337,828	10,300
Write-off	(22,686)	(43,578)	(622,248)	(18,971)

Balance at end of year	45,756	698,506	414,086	12,625

     As of December 31, 2003, 2004 and 2005, the allowance for sales discounts and returns was NT$46 million, NT$699 million and NT$414 million (US$12.6 million), respectively. In 2003, we reversed certain allowances established in prior periods due to lower than expected sales discounts and returns. In 2004, we provided a significant provision for sales returns and discounts as a result of a continuous drop in average selling prices from the second quarter of 2004 to the first quarter of 2005. The provision made in 2005 decreased as compared with that provided in 2004 due to the stabilization of average selling prices in the last quarter of 2005.

   Valuation of Long-Lived Assets and Intangible Assets

     Under ROC and U.S. GAAP, we review our long-lived assets and identifiable intangible assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable. Furthermore, we review our assets held for sale for impairment whenever we feel that the excepted selling price less cost of sale of these assets may be lower than the carrying amount. Judgments about the fair value of assets held for sale are generally based upon market assumptions about value of similar assets.

     Under ROC GAAP we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. Under U.S. GAAP, we measure recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. In 2003, 2004 and 2005, under ROC GAAP we recorded provisions for impairment loss on idle assets of NT$75 million, NT$136 million and NT$9 million (US$0.3 million), respectively, classified under non-operating expenses and losses. Under U.S. GAAP, we recorded impairment losses on assets held for sale of NT$102 million, NT$223 million and NT$65 million (US$2.0 million), in 2003, 2004 and 2005, respectively, classified under operating expenses and losses.

   Allowance for Doubtful Accounts Receivable

     We evaluate our outstanding accounts receivables on a monthly basis for collectibility purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical collection experience and current trends in the credit quality of our customers. There have been no changes in this policy for the last three years.

     The movements of the allowance for uncollectible accounts are as follows:

	2003	2004	2005

	NT$	NT$	NT$	US$

	(in thousands)
Balance at beginning of year	39,387	81,085	90,306	2,753
Provision charged to expense	41,698	9,221	1,116	34
Write-off	—	—	—	—

Balance at end of year	81,085	90,306	91,422	2,787

     As of December 31, 2003, 2004 and 2005, the allowance we established for doubtful accounts was NT$81 million, NT$90 million and NT$91 million (US$2.8 million), respectively.

   Realization of Inventory

     Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts that will ultimately be realized are less than their cost basis; or when we determine that inventories cannot be liquidated without price concessions, which may be affected by the number of months inventory items remain unsold and their prevailing market prices. Additionally, our analysis of the amount we expect to ultimately realize are partially based upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

     As of December 31, 2003, 2004 and 2005, the provision for inventory obsolescence and devaluation was NT$607 million, NT$1,031 million and NT$1,344 million (US$41.0 million), respectively, which were classified in cost of goods sold in the statements of income. For the years ended December 31, 2003, 2004 and 2005, we have not made any significant changes to estimates used to determine the provisions for excess and obsolete inventory.

   Long-Term Investments

     Long-term equity investments in which we are not able to exercise significant influence over the investee’s operating and financial policies (generally those in which we own less than 20% of the investee’s voting shares and/or have significant board and management representation) are accounted for using the lower of cost or the quoted market value if the investee is a listed company, otherwise such investments are accounted for using the cost method. If there is evidence indicating that a decline in the value of an investment is other than temporary, then the carrying amount of the investment is reduced to reflect its estimated net realizable value. Net realizable value is determined based on its quoted market value, if listed, or its fair value based on the present value of its estimated future cash flows. For the years ended December 31, 2003, 2004 and 2005, we have not recognized any significant impairment losses on long-term investments.

     When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares and/or have significant board and management representation) those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on the investee’s books. Any unallocated difference is treated as investor level goodwill. Under ROC GAAP, the amount of unallocated difference is amortized over five years. Under US GAAP, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity method investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our statement of income.

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

     In 2004, we purchased 126,600,000 shares of BenQ, and as of December 31, 2005 held a 5.08% equity interest in BenQ. As our chairman and chief executive officer is also the chairman and chief executive officer of BenQ and one of our executive officers and directors is also an executive officer and director of BenQ, and we have other commercial relationships with BenQ, we are deemed to have the ability to exercise significant influence over BenQ. As such, we account for our investment in BenQ under the equity method of accounting.

   Income Taxes

     We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

     As of December 31, 2005, our valuation allowances on deferred tax assets was NT$8,932.1 million under ROC GAAP. If our current estimate of future profit had been higher, we would have decreased our valuation allowances accordingly. In contrast, if our current estimate of future profit had been lower, we would have increased our valuation allowances. However, due to the complexity of calculating our valuation allowances, we are unable to provide with reasonable accuracy the amount of changes to our valuation allowances that would have resulted based upon specific percentage changes to one or more individual factors such as our expected future revenue or profits.

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

Results of Operations

     The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,

	2003	2004	2005

	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	77.6	76.4	86.3

Gross profit	22.4	23.6	13.7

Operating expenses	6.9	6.6	5.9
Selling	1.4	1.5	1.9
General and administrative	2.3	2.1	1.8
Research and development	3.2	3.0	2.2

Operating income	15.5	17.0	7.8

Net non-operating income (loss)	(0.6)	(0.4)	(0.4)

Income before income tax	14.9	16.6	7.4
Income tax benefit (expenses)	0.0	0.0	(0.2)

Net income	14.9	16.6	7.2

For the Years Ended December 31, 2005 and 2004

   Net Sales

     Net sales increased 29.3% to NT$217,388.4 million (US$6,627.7 million) in 2005 from NT$168,111.6 million in 2004 due to a 28.3% increase in net sales of large-size panels and a 38.7% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 28.3% to NT$190,040.7 million (US$5,793.9 million) in 2005 from NT$148,130.6 million in 2004. This increase was primarily due to an increase in unit sales, partially offset by a decrease in average selling prices. Large-size panels sold increased 62.6% to 30,654.6 thousand panels in 2005 from 18,851.4 thousand panels in 2004. The average selling price per panel of our large-size panels decreased 21.1% to NT$6,199 (US$189.0) in 2005 from NT$7,858 in 2004, primarily as a result of a decrease in average selling prices in the first half of 2005 resulting from an oversupply of panels in the TFT-LCD industry. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices. The increased demand was primarily due to increased demand for LCD televisions and notebook computers, and consumers continuing to replace their CRT monitors with TFT-LCD monitors.

     Net sales of small- to medium-size panels increased 38.7% to NT$26,632.5 million (US$812.0 million) in 2005 from NT$19,208.0 million in 2004. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales. Unit sales of our small- to medium-size panels increased 62.2% to 53,994.8 thousand panels in 2005 from 33,289.5 thousand panels in 2004. The average selling price per panel of our small- to medium-size panels decreased 14.6% to NT$493 (US$15.0) in 2005 from NT$577 in 2004, primarily as a result of an oversupply of panels in the TFT-LCD industry. The increase in unit sales of small- to medium-size panels was primarily due to new products which use small- to medium-size panels being introduced in the market, resulting in new customers, and the growing acceptance and use of TFT-LCD panels for consumer electronics products.

   Cost of Goods Sold

     Cost of goods sold increased 46.0% to NT$187,540.4 million (US$5,717.7 million) in 2005 from NT$128,468.3 million in 2004. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased 50.1% in 2005 as compared to 2004, primarily as a result of an increase in unit sales of our panels. While we expected the average market prices of raw materials and components to decline in 2005 compared to 2004, despite the fluctuation of market prices for glass substrates, color filters and driver integrated circuits throughout 2005, the average market prices of raw materials and components remained relatively stable in 2005 compared to 2004. Overhead expenses, including depreciation and amortization expenses, increased 39.7% in 2005 compared to 2004, primarily due to increased production costs and capacity at our fabs and increased depreciation expenses associated with our sixth-generation fab and our third fifth-generation fab, both of which commenced commercial production in 2005. Direct labor costs increased 23.3% in 2005 compared to 2004, primarily as a result of an increased number of employees due to our increased production capacity, the ramp-up of our third fifth-generation fab and sixth-generation fab.

     As a percentage of net sales, cost of goods sold increased to 86.3% in 2005 from 76.4% in 2004. This increase was primarily as a result of a significant decrease in average selling prices for our large size panels which offset the decrease in cost of goods sold per panel. The decrease in our cost of goods sold per panel for large-size panels was primarily as a result of lower raw material and component costs per panel for large-size panels.

   Gross Profit

     Gross profit decreased 24.7% to NT$29,848.0 million (US$910.0 million) in 2005 from NT$39,643.3 million in 2004. Gross margin was 13.7% in 2005 as compared to 23.6% in 2004. The reduction in our gross margin was primarily as a result of an increase in our cost of goods sold and the drop in average selling prices of our products.

     Under U.S. GAAP, gross profit decreased 32.7% to NT$22,126.5 million (US$674.6 million) in 2005 from NT$32,855.6 million in 2004. Gross margin, which is gross profit divided by net sales, was 10.2% in 2005 as compared to 19.5% in 2004. The greater decrease in gross margin under U.S. GAAP was primarily as a result of royalty expenses which, under U.S. GAAP, is recognized as cost of goods sold instead of operating expense. Under U.S. GAAP, royalty expenses increased 20.1% to NT$3,685.3 million (US$112.4 million) in 2005 from NT$3,067.8 million in 2004, primarily due to several new technology license agreements we entered into in 2005, some of which contained one-time technology fee payments.

   Operating Expenses

     Operating expenses increased 16.5% to NT$12,859.3 million (US$392.1 million) in 2005 from NT$11,036.0 million in 2004. As a percentage of net sales, operating expenses decreased to 5.9% in 2005 from 6.6% in 2004. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2005. Selling expenses increased 64.1% to NT$4,016.7 million (US$122.5 million) in 2005 from NT$2,447.1 million in 2004, primarily due to increases in royalties paid and transportation costs as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.9% in 2005 from 1.5% in 2004. General and administrative expenses increased 10.7% to NT$3,960.4 million (US$120.7 million) in 2005 from NT$3,577.3 million in 2004, primarily as a result of the ramp-up costs at our third fifth-generation fab and our sixth-generation fab prior to commercial production at such facilities and the establishment of our 7.5 -generation fab. General and administrative expenses as a percentage of net sales decreased slightly to 1.8% in 2005 from 2.1% in 2004. Research and development expenses decreased 2.6% to NT$4,882.3 million (US$148.9 million) in 2005 from NT$5,011.5 million in 2004, primarily due a reduction in technology transfer fees as we ceased to amortize technology transfer fees for certain contracts that have expired. Research and development expenses as a percentage of net sales decreased to 2.2% in 2005 from 3.0% in 2004.

     Under U.S. GAAP, operating expenses slightly decreased to NT$12,642.7 million (US$385.5 million) in 2005 from NT$12,686.8 million in 2004. As a percentage of net sales, operating expenses decreased to 5.9% in 2005 from 7.5% in 2004. The decrease in operating expenses was primarily due to a decrease in general and administrative expenses recognized under U.S. GAAP. General and administrative expenses decreased 15.3% to NT$5,279.9 million (US$161.0 million) in 2005 from NT$6,232.8 million in 2004, primarily as a result of a decrease in employee bonuses granted. General and administrative expenses as a percentage of net sales decreased to 2.4% in 2005 from 3.7% in 2004. Selling expenses increased 38.5% to NT$2,899.9 million (US$88.4 million) in 2005 from NT$2,093.2 million in 2004, primarily due to increases in transportation costs as a result of increased sales. Selling expenses as a percentage of net sales remain relatively unchanged in 2005 and in 2004. Research and development expenses increased 2.3% to NT$4,462.9 million (US$136.1 million) in 2005 from NT$4,360.8 million in 2004, primarily due to an increase in depreciation expenses for research and development equipment. Research and development expenses as a percentage of net sales decreased to 2.1% in 2005 from 2.6% in 2004.

   Operating Income and Operating Margin

     As a result of the foregoing, operating income decreased 40.6% to NT$16,988.7 million (US$517.9 million) in 2005 from NT$28,607.3 million in 2004, and operating margin decreased to 7.8% in 2005 from 17.0% in 2004.

     Under U.S. GAAP, as a result of the foregoing, operating income decreased 53.0% to NT$9,483.8 million (US$289.1 million) in 2005 from NT$20,168.8 million in 2004, and operating margin decreased to 4.4% in 2005 from 12.0% in 2004.

   Net Non-Operating Expenses and Losses

     We had net non-operating expenses and losses of NT$894.1 million (US$27.2 million) in 2005 compared to net non-operating expenses and losses of NT$583.1 million in 2004. We had higher net non-operating expenses and losses in 2005 as compared to 2004 primarily as a result of an increase in net interest expense and an investment loss in equity method investments which was partially offset by an increase in foreign exchange gain. We had a net interest expense of NT$1,086.6 million (US$33.1 million) in 2005 compared to a net interest expense of NT$621.4 million in 2004, principally as a result of an increase in the amount of average outstanding debt and higher interest rates. We had a loss on equity method investments of NT$588.6 million (US$17.9 million) in 2005 compared to a gain of NT$34.3 million in 2004.

     Under U.S. GAAP, we had net non-operating expenses and losses of NT$646.7 million (US$19.7 million) in 2005 compared to net non-operating expenses and losses of NT$1,592.9 million in 2004. We had lower net non-operating expenses and losses in 2005 as compared to 2004 primarily as a result of an increase in foreign currency exchange gain and no impairment loss on securities available-for-sale which was partially offset by an increase in net interest expense and investment loss. We recognized other-than-temporary impairment losses on securities available-for-sale of NT$922.9 million in 2004 compared to none in 2005. We had a foreign currency exchange gain of NT$645.6 million (US$19.7 million) in 2005 compared to NT$85.1 million in 2004.

   Income Tax Expense

     We recorded an income tax expense of NT$473.4 million (US$14.4 million) in 2005 compared to an income tax expense of NT$61.3 million in 2004. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year. Our income tax expense increased in 2005 primarily due to less final year investment tax credit available to be applied in 2005 as compared to 2004.

     Under U.S. GAAP, we recorded an income tax expense of NT$473.4 million (US$14.4 million) in 2005 compared to an income tax expense of NT$463.4 million in 2004. Our income tax expense increased in 2005 primarily due to less final year investment tax credit available to be applied in 2005 as compared to 2004.

   Extraordinary Item

     Under U.S. GAAP, we recorded an extraordinary item of NT$308.7 million (US$9.4 million) in 2005, representing our proportionate share of extraordinary gain reported by our equity method investee, BenQ, resulting from its acquisition of Siemens’ mobile phone business in October 2005.

   Net Income

     As a result of the foregoing, net income decreased 44.1% to NT$15,621.2 million (US$476.3 million) in 2005 from NT$27,962.9 million in 2004.

     Under U.S. GAAP, as a result of the foregoing, net income decreased 52.1% to NT$8,678.2 million (US$264.6 million) in 2005 from NT$18,112.5 million in 2004.

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

   Gross Profit

     Gross profit increased 69.0% to NT$39,643.3 million (US$1,249.0 million) in 2004 from NT$23,461.8 million in 2003. Gross margin was 23.6% in 2004 as compared to 22.4% in 2003. The improvement in gross margin was primarily as a result of an increase in net sales.

     Under U.S. GAAP, gross profit increased 64.9% to NT$32,855.6 million (US$1,035.1 million) in 2004 from NT$19,919.7 million in 2003. Gross margin was 19.5% in 2004 as compared to 19.0% in 2003. The improvement in gross margin was primarily as a result of an increase in net sales, which resulted in lower per unit costs from lower absorption of fixed costs.

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

Taxation

     The corporate income tax rate in Taiwan applicable to us is 25%. Prior to January 20, 2001, the corporate income tax rate in Taiwan applicable to us was 20% for our products produced in the Hsinchu Science Park and 25% for our products produced elsewhere in Taiwan. However, we did not generate any income in 2001. In 2003, we recorded an income tax benefit due primarily to the fact that we generated more investment tax credits and recognized additional net deferred income tax assets. As a result, during the past three fiscal years, we only incurred income tax expense in 2004 and 2005.

     Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system will become effective commencing January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer will be required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the tax rate set by the tax authority is 10%. There are grandfathered treatments fro the tax holidays approved by the tax authorities before IBTA Statute took effect. We believe that the adoption of the IBTA Statute will not have a significant impact to our financial statements.

   Recognition of Deferred Tax Assets

     Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP than under U.S. GAAP. This difference has a significant impact on us because we have a significant amount of deferred tax assets as a result of the various tax credits available to us under ROC governmental tax incentive programs and net operating loss carryforwards. Please see note 22 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification of these differences. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2005 amounted to NT$3,932.0 million (US$119.9 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the ability to consider our projection of income before tax for future years. If we do not achieve the projection of income before tax for future years, the amount of the deferred tax assets recognized may be significantly reduced.

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

  Share offerings in 1999 by Unipac for the purchase of equipment used at two of our 3.5 -generation fabs, and share offering in 1999 by Acer Display for the purchase of equipment used at our fourth-generation fab.
    The tax exemption period relating to our first 3.5 -generation fab commenced in 2002 and expired in 2005.

    The tax exemption period relating to the equipment purchased for our second 3.5 -generation fab is four years and will expire in 2008.

    The tax exemption period relating to our fourth-generation fab commenced in 2005 and will expire in 2009.

  Share offering in 1996 by Acer Display for the purchase of equipment used at our 3.5 -generation fab.
    The tax exemption period commenced in 2003 and will expire in 2007.

  Share offerings in 2001 for the purchase of equipment used at our fourth-generation fab.
    The tax exemption period commenced in 2005 and will expire in 2009.

  Capitalization of retained earnings in 2001 for the purchase of equipment used at our 3.5 -generation fab and fifth-generation fab.

    The tax exemption period is five years for our 3.5 -generation fab and fifth-generation fab.

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

  Capitalization of retained earnings in 2004 for the purchase of equipment used at our sixth-generation fab.
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

  Capitalization of retained earnings in 2005 for the purchase of equipment used at our 7.5 -generation fab.

    The tax exemption period is five years.

    We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

  Issuance of ADS in 2005 for the purchase of equipment used at our sixth-generation and 7.5 -generation fabs.

    The tax exemption period is five years.

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

   Loss Carryforwards

     As of December 31, 2005, we have loss carryforwards of NT$46.4 million (US$1.4 million) available.

   Tax Credits

     We also benefit from certain tax credits under ROC law that may be applied toward reducing our tax liabilities. Prior to April 2002, we received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the ROC becoming a member of the World Trade Organization, the ROC Ministry of Economic Affairs amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. This rate was subsequently reduced to 11% in July 2004 and further reduced to 7% in March 2006. We also receive tax credits at a rate of 10% for the purchase of production technology and at a rate of 13% for the purchase of pollution control equipment which have been further reduced to 5% and 7%, respectively, in March 2006. As of December 31, 2005, we had accumulated NT$10,974.3 million (US$334.6 million) of these tax credits. These tax credits are expected to expire four years after the end of the year in which we received the equipment. As of December 31, 2005, NT$2,011.7 million (US$61.3 million), NT$3,050.1 million (US$93.0 million), NT$2,320.9 million (US$70.8 million) and NT$3,591.6 million (US$109.5 million) of these tax credits are expected to expire in 2006, 2007, 2008 and 2009, respectively.

     We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the preceding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2005, we had accumulated NT$1,269.0 million (US$38.7 million) of these tax credits. These tax credits are expected to expire four years after the year expenses are incurred. As of December 31, 2005, NT$189.9 million (US$5.8 million), NT$252.6 million (US$7.7 million), NT$405.2 million (US$12.4 million) and NT$421.3 million (US$12.8 million) of these tax credits are expected to expire in 2006, 2007, 2008 and 2009, respectively.

   Tax on Retained Earnings

     In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. According to the amendment to the ROC Income Tax Law, effective from June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our audited financial statements rather than our tax returns submitted to the ROC taxation authority. See “Item 10. Additional Information—Taxation—ROC Tax Considerations—Retained Earnings Tax.” As a result, if we do not distribute as dividends in any year all of our annual retained earnings generated in the preceding year, our applicable corporate income tax rate may exceed 25% for such year.

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

     As of December 31, 2005, our primary source of liquidity was NT$26,263.3 million (US$800.7 million) of cash and cash equivalents and NT$1,586.5 million (US$48.4 million) of short-term investments. As of December 31, 2005, we had total short-term credit lines of NT$25,141.1 million (US$766.5 million), of which we had borrowed no outstanding amounts as of December 31, 2005. All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

     As of December 31, 2005, we had outstanding long-term borrowings of NT$81,773.0 million (US$2,493.1 million). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2005 ranged between 2.36% and 5.27% per year.

     In November 2001, we issued an aggregate principal amount of NT$10,000.0 million of convertible bonds due November 2008. The convertible bonds have been fully converted into our shares as of October 2003. The convertible bonds had a stated interest rate of 2.0% and an effective interest rate of 4.50% . The initial conversion price was NT$15.80 per share, subject to adjustment. The conversion price was adjusted to NT$14.9 per share based on the resolution of our board of directors’ meeting on June 16, 2003, to reflect the stock dividend distributed in 2003. As of December 31, 2002 and 2003, the total principal amount of convertible bonds which had been converted into our shares totaled NT$8,748.7 million and NT$10,000.0 million, respectively, which amounted to NT$5,537.1 million and NT$6,376.0 million, respectively, for our shares and a premium of NT$3,315.3 million and NT$3,795.0 million, respectively, recorded as capital surplus.

     In November 2003, we entered into a NT$35.0 billion seven-year syndicated credit facility, for which International Commercial Bank of China acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2005, NT$35.0 billion (US$1.1 billion) had been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in April 2004.

     In June 2004, we entered into a NT$55.0 billion and US$150.0 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2005, NT$20.0 billion (US$0.6 billion) and US$150.0 million has been drawn down under this credit facility. We issued NT$6.0 billion (US$0.2 billion) secured corporate bonds under this credit facility in June 2005.

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

     In July 2005, we issued an aggregate of 33,000,000 ADSs representing 330,000,000 shares of our common stock. The net proceeds form the offering were approximately NT$15,594.2 million (US$475.4 million). We used the net proceeds to repay indebtedness and for the construction of and purchase of equipment and machinery production facilities.

     In July 2005, we entered into a NT$42.0 billion (US$1.3 billion) seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our 7.5 -generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2005, NT$3.0 billion (US$0.1 billion) had been drawn down under this credit facility. We issued NT$5.0 billion (US$0.2 billion) secured corporate bonds under this credit facility in March 2006.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as liquidity ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations. As of December 31, 2005, we were in compliance with all financial and other covenants under our long-term loans and credit facilities.

     The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, amounted to NT$115,518.9 million (US$3,521.9 million) as of December 31, 2005.

     Net cash provided by operating activities amounted to NT$37,041.5 million in 2003, NT$49,393.6 million in 2004 and NT$48,006.0 million (US$1,463.6 million) in 2005. Our depreciation and amortization was NT$16,294.6 million in 2003, NT$25,309.3 million in 2004 and NT$34,493.2 million (US$1,051.6 million) in 2005. Our notes and accounts payable increased NT$11,413.0 million in 2003, NT$5,026.6 million in 2004 and NT$23,286.0 million (US$709.9 million) in 2005. Increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity. Our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$6,894.2 million in 2003, NT$4,541.4 million in 2004 and NT$22,100.1 million (US$673.8 million) in 2005 and increases in inventories of NT$1,770.7 million in 2003, NT$6,517.3 million in 2004 and NT$3,895.6 million (US$118.8 million) in 2005.

     Net cash used for investing activities was NT$40,339.4 million in 2003, NT$87,010.2 million in 2004 and NT$82,456.2 million (US$2,513.9 million) in 2005. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$39,300.6 million in 2003, NT$81,868.7 million in 2004 and NT$80,652.3 million (US$2,458.9 million) in 2005. These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings and the issuance of shares.

     Net cash used for financing activities was NT$4,672.6 million in 2003, reflecting primarily our repayments of long-term loans and bonds of NT$10,792.1 million, partially offset by borrowings of NT$8,740.4 million under long-term loans. Net cash provided by financing activities was NT$37,615.2 million, in 2004, reflecting primarily our issuance of shares in connection with our ADS follow-on offering totaling NT$15,967.2 million and long-term loans and bonds of NT$28,315.8 million partially offset by our repayment of long-term loans and bonds of NT$6,892.1 million and a cash dividend distribution of NT$5,208.3 million. Net cash provided by financing activities was NT$43,097.3 million in 2005, reflecting primarily proceeds from the issuance of common stock of NT$15,594.2 million and an increase of long-term borrowings and bonds payable of NT$47,468.0 million which was offset by repayment of long-term borrowings and bonds payable of NT$7,472.8 million and the payment of a cash dividend in the amount of NT$5,935.2 million.

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2003	2004	2005

	NT$	NT$	NT$	US$

		(in millions)
Equipment purchases	40,424.1	80,814.5	72,536.5	2,211.5
Land and building purchases	3,990.0	2,233.3	21,317.5	649.9

     We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. As of December 31, 2003, 2004 and 2005, our prepayments for purchases of land amounted to NT$27.7 million, NT$27.7 million and NT$27.7 million (US$0.8 million), respectively. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2003, 2004 and 2005, prepayments for purchases of equipment amounted to NT$11,753.1 million, NT$38,009.7 million and NT$15,529.0 million (US$473.4 million), respectively.

     For the year ended December 31, 2005, our capital expenditures amounted to NT$80,652.3 million (US$2,458.9 million), primarily for purchase of equipment to build our 7.5 -generation fab and the expansion of our existing fabs and our module-assembly operations.

     We estimate our capital expenditures to be approximately NT$90.0 billion to NT$95.0 billion for 2006, primarily for the purchase of equipment to complete our 7.5 -generation fab and the ramp-up of our sixth-generation fab. As of May 1, 2006, we have commitments in an amount of approximately NT$44.7 billion to purchase equipment and machinery. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our expansion plans, and market conditions.

     We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements for at least the next 12 months. We frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

5.C. Research and Development

     We incurred research and development costs of NT$3,386.4 million, NT$5,011.5 million and NT$4,882.3 million (US$148.9 million) in 2003, 2004 and 2005, respectively, which represented 3.2%, 3.0% and 2.2%, respectively, of our net sales.

     Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have two research and development teams that are dedicated to the development of LTPS and OLED, respectively. In addition, we have two research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2005, we employed approximately 832 research and development engineers in our company.

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

     We established a dedicated flat panel research and development center, the AUO Technology Center, in the third quarter of 2004. The research activities at the AUO Technology Center have initially been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, OLED and LTPS. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies.

5.D. Trend Information

     For trend information, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

     We have, from time to time, entered into non-derivative financial instruments, including letters of credit to finance or secure our purchase payment obligations. As of December 31, 2005, we had off-balance sheet outstanding letters of credit of US$4.9 million, JP¥11,731.9 million and NT$95.6 million. In addition, we have entered into interest rate swap transactions to hedge our interest rate exposure arising out of our long-term borrowing facilities. As of December 31, 2005, we had interest rate swaps contracts with a total notional amount of NT$25.5 billion and with the maturity dates ranging from January 2008 to September 2010. We also entered into foreign currency forward contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2005, we had outstanding foreign currency forward contracts of US$846.0 million and NT$17,595.9 million with settlement dates ranging from January to March 2006.

5.F. Tabular Disclosure of Contractual Obligations

     The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2005.

	Payments due by Period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations(1)	93,773.0	9,832.7	38,084.4	37,094.7	8,761.2
Operating lease obligations(2)	1,386.8	98.9	197.8	197.8	892.3
Purchase obligations(3)	41,967.3	41,967.3	—	—	—

Total	137,127.1	51,898.9	38,282.2	37,292.5	9,653.5

(1)	Includes principal payment obligations only, as our interest obligations relating to the majority of our long-term debt are floating rate obligations.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)	Includes purchase orders for the machinery and equipment at our fabs. We have placed orders related to the installation of machinery and equipment at our new 7.5 -generation fab, our sixth-generation fab and our third fifth-generation, together with the color filter production facilities housed at such fabs. As of December 31, 2005, we had made commitments of approximately NT$11.4 billion (US$0.3 billion), primarily relating to the sixth-generation fab and color filter production, approximately NT$6.7 billion (US$0.2 billion), relating to the third fifth-generation fab, and approximately NT$17.1 billion (US$0.5 billion), relating to the 7.5 -generation fab, which commitments may be cancelled subject to the payment of certain penalties.

     In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents. Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$90.0 million to our pension fund maintained with the Central Trust of China in 2006.

     We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current and debt-equity ratios and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2005, we were in compliance with all financial covenants and other technical requirements under our credit facilities.

U.S. GAAP Reconciliation

     The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP for the periods indicated.

	For the Year Ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
Net income in accordance with	(in millions)
ROC GAAP	15,659.9	27,962.9	15,621.2	476.3
U.S. GAAP	15,715.4	18,112.5	8,678.2	264.6
Shareholders’ equity in accordance with
ROC GAAP	92,654.5	130,565.6	155,819.5	4,750.6
U.S. GAAP	106,978.9	142,685.6	166,918.9	5,089.0
Cash flows from operating activities in accordance with
ROC GAAP	37,041.5	49,393.6	48,006.0	1,463.6
U.S. GAAP	36,987.3	48,943.8	46,951.9	1,431.5
Cash flows from investing activities in accordance with
ROC GAAP	(40,339.4)	(87,010.2)	(82,456.2)	(2,513.9)
U.S. GAAP	(40,339.4)	(88,001.0)	(81,428.1)	(2,482.6)
Cash flows from financing activities in accordance with
ROC GAAP	(4,672.6)	37,615.2	43,097.3	1,313.9
U.S. GAAP	(4,618.4)	38,066.2	43,783.9	1,334.9

     Below is a discussion of certain material differences between ROC GAAP and U.S. GAAP. See note 22 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and U.S. GAAP.

   Business Combination

     We completed our merger with Unipac on September 1, 2001 through the issuance of 1,512,281,607 common shares in exchange for all of the outstanding shares of Unipac. Under ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, the assets and liabilities of Unipac were recorded based on the carrying value at the date of merger. Further, according to the ROC Company Law, the excess of Unipac’s net assets over the par value of our common shares issued for completion of the merger has been appropriated from unappropriated earnings and recorded as capital surplus. Under U.S. GAAP, the merger has been accounted for as the acquisition of Unipac, using the purchase method of accounting. Under purchase accounting, the aggregate purchase price of NT$39,636.9 million was calculated based on the market value of our common shares issued and this amount was allocated to the assets acquired and liabilities assumed based on their respective fair values. The market value of our shares was based on the average market price of our shares over the five-day period before and after the terms of the acquisition were agreed upon and announced. Our management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including valuation reports by third parties. Based on the results of these valuations and our best estimates of fair value, we allocated the purchase price to the assets acquired and the liabilities assumed in accordance with U.S. GAAP. The difference between the purchase price and the fair value of the net assets that we acquired, including identifiable intangible assets, has been recorded as goodwill. The financial results of Unipac prior to the acquisition date of September 1, 2001 have been excluded from our U.S. GAAP results of operations.

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

   Compensation Costs

     According to our articles of incorporation, a remuneration amount of up to 1% of annual distributable earnings may be paid to our directors and supervisors. Under ROC GAAP, these payments are charged directly to retained earnings in the period during which our shareholders approve these payments and are treated as financing activities in the statements of cash flows. Under U.S. GAAP, these cash payments are recorded as compensation expense in the period when the related services are rendered and are treated as operating activities in the statement of cash flows.

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

     Under U.S. GAAP, the employee bonus expense is charged to income in the year during which services are provided. Shares we issue as part of these bonuses are recorded at fair value determined at the date on which the number of shares to be issued is known. Since the amount and form of the bonuses are not finally determinable until our shareholders’ meeting in the following year, the total amount of these bonuses is initially accrued based on management’s best estimate. Any difference between the amount initially accrued and the fair value of these bonuses settled by the issuance of our shares is recognized in the year of approval by our shareholders.

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

     For ROC GAAP purposes, we record our interest rate swaps as hedge transactions by recording the net receivable or payable each month related to these interest rate swap contracts, offsetting or adding to our interest expense of the related debt. For foreign currency forward contracts, we record unrealized gains or losses measured using the change in the spot rate of the contracts in our consolidated statements of income if the contracts are used to hedge existing foreign currency denominated receivables and payables, or we defer recognition of unrealized gains or losses for those contracts hedging anticipated transactions that will be denominated in a foreign currency. The discount or premium on a forward contract is amortized into earnings over the life of the contract.

     For U.S. GAAP purposes, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, as of January 1, 2001. In accordance with the related transition provisions of SFAS No. 133, we recorded an after-tax charge to earnings of NT$0.6 million, representing the cumulative effect of the adoption related to the foreign currency forward contracts for the year ended December 31, 2001. The after-tax earnings charge to the statements of income had no material effect on our U.S. GAAP earnings per share for the year ended December 31, 2001.

     After our adoption of SFAS No. 133, as amended, none of our existing derivatives met the U.S. GAAP hedge accounting criteria. As a result, all derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date amounted to a charge of NT$22.2 million, NT$(249.6) million and NT$(45.1) million in 2003, 2004 and 2005, respectively, and are included in other non-operating income (expense) for U.S. GAAP purposes. In addition, we reclassified NT$9.4 million and NT$2.8 million, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts during 2003 and 2004, respectively. No such reclassifications were made in 2005. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of our results of operations under U.S. GAAP.

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

     Although tax rates applied under ROC GAAP and U.S. GAAP are different, the amount of future taxable income and the amount of subsequent distributions to be made are the same and consistent under both bases of accounting. The analyses under ROC GAAP and U.S. GAAP take into consideration these premises and therefore the level of net deferred taxes are the same under both bases of accounting.

   Depreciation of Property, Plant and Equipment

     Under ROC GAAP, we depreciate buildings over estimated lives of 20 or 50 years based on guidance from the ROC Internal Revenue Code. Under U.S. GAAP, buildings are depreciated over an estimated useful life of 20 years.

   Marketable Securities

     Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market price. Under U.S. GAAP securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Marketable securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. Marketable securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. We had no trading or held-to-maturity portfolios as of December 31, 2005.

   Equity-Method Investments

     Under ROC GAAP, investor level goodwill is amortized over five years. Under US GAAP, such goodwill is not amortized, but the carrying amount of that investment is assessed for impairment.

     If an investee company issues new shares and the shareholders do not acquire new shares in proportion to their original ownership percentage, the investor’s equity in the investee’s net assets will be changed. Under ROC GAAP, the change in the equity interest shall be used to adjust the capital surplus and the long-term investment accounts. If a company’s capital surplus is not sufficient to offset the adjustment to long-term investment, the difference shall be debited to retained earnings. Under US GAAP, subsequent investments are treated as a step acquisition and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired. When the company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in investee’s equity shall be recognized directly to equity as a capital transaction in accordance with SAB 51, “Accounting for Sales of Stock by a Subsidiary”. This policy has been consistently applied.

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

     Under ROC GAAP currently in effect, derivatives are treated as off-balance sheet items; however, ROC SFAS 34 will require all derivatives to be recorded on the balance sheet at fair value and establish “hedge accounting” for three different types of hedges: fair-value hedge, cash-flow hedge and foreign-currency hedge. Under cash flow hedge accounting, the effective portion of gains or losses from the hedging instrument and the hedged item will be recognized in equity. Changes in the fair value of derivatives that do not meet the criteria of one of these three categories of hedges are recorded directly in earnings. As a result of the adoption of ROC SFAS No. 34 net income for the first quarter of 2006 decreased by NT$199 million. The cumulative effect of accounting change and the effect on stockholders’ equity was NT$39 million and NT$226 million, respectively.

     On July 1, 2004, FASC issued ROC SFAS No. 35, “Accounting for Asset Impairment.” ROC SFAS No.35 applies to our financial statements for financial periods beginning January 1, 2005. We must recognize impairment loss in respect of our fixed assets, intangible assets, long-term investments under the equity method, idle assets and goodwill if an asset’s recoverable amount is lower than its carrying amount. Reversals of impairment losses (except for impairments of goodwill) are permissible under limited circumstances only. Before ROC SFAS No. 35 came into effect, ROC GAAP did not contain any definitive guidance on the method of recognizing impairment loss. We do not expect the adoption of ROC SFAS No. 35 to have a material effect on our results of operations or financial condition.

     On December 9, 2004, FASC issued the ROC SFAS No.7 (Revised 2004) “Consolidated Financial Statements,” which requires us, beginning January 1, 2005, to consolidate in our consolidated financial statements the results of operations of all entities in which we have control over the financial and operating policies, irrespective of whether or not we have a majority shareholding in such entities. We do not expect the adoption of ROC SFAS No. 7 (Revised 2004) to have a material effect on our results of operations or financial condition.

     On June 23, 2005, the FASC issued ROC SFAS No. 36, “Disclosure and Presentation of Financial Instruments.” ROC SFAS No. 36 applies to our financial statements for financial periods beginning January 1, 2006. This statement requires the presentation of financial instruments and identifies the information to be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities are to be offset. This statement requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies to be applied to those instruments. This statement also requires the disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated and the management’s policies on controlling those risks. The principles in this statement complement the principles in ROC SFAS No. 34, “Accounting for Financial Instruments” on the recognition and measurement of financial assets and financial liabilities.

     On December 22, 2005, the FASC issued ROC SFAS No.5 (Revised 2005), “Long-Term Investments in Equity Securities.” This revised statement provides that when an investor company purchases the stock of an investee company at a price higher than the book value of the stock, the investor shall first assign fair value to all identifiable assets acquired and liabilities assumed and then compare the investment cost with the total fair value of identifiable assets less liabilities. If the investment cost is higher than the fair value, the investor company shall recognize as goodwill. Under SFAS No. 5, as amended, goodwill is not amortized but is tested for impairment in accordance with ROC SFAS No. 35. We perform test of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. If the net fair value of identifiable assets acquired over liabilities assumed exceeds the investment cost, the difference shall be allocated as a pro rata reduction of the fair value over the carrying value of non-current assets (except for financial assets accounted for under the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans). If the allocation reduces these assets to zero value, the remainder of the excess over cost shall be recognized as an extraordinary gain. The revised ROC SFAS No. 5 is effective for financial periods beginning January 1, 2006. We do not expect the adoption of ROC SFAS No. 5 (Revised 2005) to have a material effect on our results of operations or financial condition.

Recent U.S. GAAP Accounting Pronouncements

     In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. On September 30, 2004, the FASB issued a final staff position EITF Issue 03-1-1 that delays indefinitely the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF 03-1. The guidance in paragraph 10 through 20 of EITF 03-1 has been replaced by guidance in FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” issued by the FASB in November 2005. Quantitative and qualitative disclosures required by EITF 03-1 remain effective for fiscal year 2005. We have adopted the disclosure requirements of EITF 03-1.

     FSP FAS 115-1 and FAS 124-1 amend EITF 03-1 and address when an investment is considered impaired and whether that impairment is other-than-temporary and measuring an impairment loss. This FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. This FSP is effective for reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP FAS 115-1 and FAS 124-1 to have a material impact on our results of operations or financial position.

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

     In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform; however, the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to estimate reasonably the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal year ending after December 15, 2005. We do not expect the initial adoption of FIN 47 to have a material impact on our results of operations or financial position.

     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The statement also defines “retrospective application” and “restatement.” The retrospective application of a change in accounting principles is limited to the direct effects of the change. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our results of operations or financial position.

     In September 2005, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” EITF 04-13 provides guidance for circumstances under which two or more transactions involving inventory with the same counterparty should be viewed as a single non-monetary transaction within the scope of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and whether there are circumstances under which non-monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective for new arrangements entered into in reporting periods beginning after March 15, 2006. We do not expect the adoption of EITF 04-13 to have a material impact on our results of operations or financial position.

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

     On April 7, 2006 we announced that we will merge with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. The merger is targeted to close on October 1, 2006 and on the effective date, we will be the surviving entity and will assume substantially all of the assets, liabilities and personnel of QDI. The merger is subject to shareholder approval of our company and QDI as well as regulatory approvals including approval from the Financial Supervisory Commission. After the merger, two board members of our board of directors will be appointed by QDI. Kuen-Yao Lee and Hsuan Bin Chen will remain as Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively, of AUO, while C.C. Leung of QDI will be appointed as Vice Chairman.

     The following table sets forth information regarding all of our directors and supervisors as of May 1, 2006. The business address of all of our directors and supervisors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company

Kuen-Yao (K.Y.) Lee	54	Chairman	2007	10	Chairman and Chief Executive
					Officer of BenQ; Director of Darfon
					Electronics Corp.; Director of Daxon
					Technology Inc.

Hsuan Bin (H.B.) Chen	55	Director	2007	9	Chairman of Wellypower Optronics
					Corporation; Director of BenQ

Hsi-Hua Sheaffer Lee(1)	51	Director	2007	10	President and Chief Operating
					Officer of BenQ; Chairman of Darfon
					Electronics Corp.; Director of Gallant
					Precision Machining Co. Ltd.

Po-Yen Lu(1)	55	Director	2007	9	Director of Cando Corporation;
					Director of Sita Technology Corp.

Hui Hsiung(1)	53	Director	2007	10

Chin-Bing Peng(2)	53	Director	2007	2	President of iD SoftCapital Inc.;
					Director of BenQ

Cheng-Chu Fan	54	Director	2007	2	Senior Advisor, WK Technology
					Fund; Director of Advantech Co.,
					Ltd.; Director of Transcend
					Information, Inc.

Vivien Huey-Juan Hsieh	53	Director	2007	2	Professor at National Taipei
					University of Technology

T.J. Huang	60	Director	2007	2	Chairman, Systex Corporation;
					Chairman, Sysware Corporation;
					President, Asia Vest Partners
					TCW/YFT (Taiwan) Ltd.

Chieh-Chien Chao	62	Supervisor	2007	2	Adjunct Professor at National Taiwan
					University

Ko-Yung (Eric) Yu(1)	50	Supervisor	2007	10	Chief Financial Officer of BenQ;
					Chairman of Daxon Technology Inc.;
					Supervisor of Darfon Electronics
					Corp.

Shin Chen(3)	58	Supervisor	2007	1	Senior Executive Vice President,
					CDIB

(1)	Representing BenQ.

(2)	Representing Darly 2 Venture Ltd.

(3)	Representing CDIB.

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

Executive Officers

     The following table sets forth information regarding all of our executive officers as of May 1, 2006.

Name	Age	Position	Years with Us

Kuen-Yao (K.Y.) Lee	54	Chairman and Chief Executive Officer	10
Hsuan Bin (H.B.) Chen	55	President and Chief Operating Officer	9
Po-Yen Lu	55	Executive Vice President	9
Hui Hsiung	53	Executive Vice President	10
Max Cheng	44	Chief Financial Officer; Chief Accounting Officer;	8
		and Controller

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

6.B. Compensation of Directors, Supervisors and Executive Officers

     According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors and supervisors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” The aggregate compensation paid in 2005 to our directors and supervisors for their services was approximately NT$37.4 million (US$1.1 million). We pay our executive officers monthly salaries, in addition to employee bonuses. The aggregate compensation paid in 2005 to our executive officers for their services was approximately NT$58.0 million (US$1.8 million).

     We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. Our accrued pension cost as of December 31, 2005 was NT$247.8 million (US$7.6 million). See note 12 to our consolidated financial statements.

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

6.D. Employees

Employees

     The following table provides a breakdown of our employees by function as of December 31, 2003, 2004 and 2005.

	As of December 31,

Function	2003	2004	2005

Production	10,359	14,142	18,094
Technical(1)	2,642	3,278	4,404
Sales and marketing	509	375	378
Management and administration	1,073	2,112	1,451

Total	14,583	19,907	24,327

(1)	Includes research and development personnel.

     The following table provides a breakdown of our employees by geographic location as of December 31, 2003, 2004 and 2005.

	As of December 31,

Location	2003	2004	2005

Taiwan(1)	8,272	10,544	13,514

	As of December 31,

Location	2003	2004	2005

Suzhou, Jiangsu Province, PRC(2)	6,286	9,329	10,741
Others	25	34	72

Total	14,583	19,907	24,327

(1)	Employed by AU Optronics Corp.

(2)	Employed by AU Optronics (Suzhou) Corp.

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

     Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our annual distributed earnings. The amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share, and paid to our employees in Taiwan based on individual performance and job seniority. We paid NT$433.6 million in bonus shares to our employees in 2003 for work performed in 2002. We paid NT$887.9 million in bonus shares and NT$380.5 million in cash bonuses to our employees in 2004 with respect to 2003. We paid NT$973.6 million (US$29.7 million) in bonus shares and NT$649.1 million (US$19.8 million) in cash bonuses to our employees in 2005 with respect to 2004.

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

     We do not have an employee option plan as of December 31, 2005. We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

     The table below sets forth the share ownership, as of May 1, 2006, of the legal entities represented by our directors and supervisors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer	8,621,509	*
Hsuan Bin (H.B.) Chen, Director, President and Chief Operating Officer	5,419,569	*
Hsi-Hua Sheaffer Lee, Director(1)	716,533,779	12.29%
Po-Yen Lu, Director and Executive Vice President(1)	716,533,779	12.29%
Hui Hsiung, Director and Executive Vice President(1)	716,533,779	12.29%
Chin-Bing Peng, Director(2)	1,524,949	*
Cheng-Chu Fan, Director	—	—
Vivien Huey-Juan Hsieh, Director	—	—
T.J. Huang, Director	—	—
Chieh-Chien Chao, Supervisor	—	—
Ko-Yung (Eric) Yu, Supervisor(1)	716,533,779	12.29%
Shin Chen, Supervisor(3)	39,546,242	*
Max Cheng, Chief Financial Officer, Chief Accounting Officer and Controller	1,002,117	*

(1)	Represents shares held by BenQ.

(2)	Represents shares held by Darly 2 Venture Ltd.

(3)	Represents shares held by CDIB.

* Less than 1%.

     None of our directors, supervisors or executive officers has voting rights different from those of other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     BenQ is our major shareholder. As of May 1, 2006, BenQ beneficially owned 12.35% of our outstanding shares. Three of our directors and one of our supervisors are representatives of BenQ.

     UMC was one of our major shareholders, holding 9.74% and 1.33% of our outstanding shares as of December 31, 2004 and December 31, 2005, respectively. Prior to our shareholders’ meeting on April 29, 2004, three of our directors and one of our supervisors were representatives of UMC. UMC is no longer represented on our current board of directors and supervisors.

     There have been no changes in our major shareholders or significant changes in the amount of shares BenQ holds since May 1, 2006.

     The following table sets forth information known to us with respect to the beneficial ownership of our shares as of May 1, 2006, the most recent practicable date, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and supervisors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)

BenQ(1)
157, Shan-Ying Road,
Gueishan, Taoyuan 333,
Taiwan, ROC	719,889,928	12.35%	12.35%
All directors and supervisors as a group(2)	771,646,048	13.23%	13.23%

(1)	Formerly Acer Communications and Multimedia Inc.

(2)	Calculated as the sum of: (a) with respect to directors and supervisors who are serving in their personal capacity, the number of shares held by such director or supervisor and (b) with respect to directors and supervisors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director or supervisor is a legal representative.

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

     As of December 31, 2005, approximately 5,830.5 million of our shares were outstanding. We believe that, of such shares, approximately 1,030.2 million shares in the form of ADSs were held by approximately 28,464 holders in the United States as of April 17, 2006.

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

     We have, from time to time, purchased raw materials and components and sold our panels to our affiliated companies. We believe that these transactions with related parties have been conducted on arms’-length terms. Given the nature of our business, it is not practical for us to review many of these related party transactions on a day-to-day basis. However, at the meeting of our board of directors on April 11, 2002, we adopted an amended related party transactions policy which requires, among other things:

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

BenQ and Related Companies

   BenQ

     BenQ is our major shareholder, owning directly and indirectly a 12.35% equity interest in our company as of March 31, 2006. In addition, three of our nine directors and one of our three supervisors are legal representatives of BenQ. In 2004, we purchased shares in BenQ, which as of December 31, 2005 represents 5.08% of their outstanding shares, in order to establish a long-term strategic relationship with BenQ.

     We sell panels for desktop monitors and LCD television to BenQ. We generated net sales to BenQ in the amount of NT$1,534.7 million in 2003, NT$2,310.9 million in 2004 and NT$2,083.6 million (US$63.5 million) in 2005, and our receivables from these sales were NT$558.7 million as of December 31, 2003, NT$475.8 million as of December 31, 2004 and NT$409.5 million (US$12.5 million) as of December 31, 2005.

     We purchased TFT-LCD monitors, projectors, mobile phones and notebook computers from BenQ for use in our business. Our purchases from BenQ amounted to NT$218.4 million in 2003. We did not make any purchases from BenQ in 2004 and 2005.

   BenQ (IT) Co., Ltd. Suzhou (“BQS”)

     BQS, an affiliate of our company, was 100% indirectly owned by BenQ as of March 31, 2006. We sell desktop monitor display panels and consumer electronics display panels to BQS. We generated net sales to BQS in the amount of NT$18,781.4 million in 2003, NT$30,030.2 million in 2004 and NT$26,532.9 million (US$808.9 million) in 2005, and our receivables from these sales was NT$3,598.5 million as of December 31, 2003, NT$4,007.5 million as of December 31, 2004 and NT$4,821.8 million (US$147.0 million) as of December 31, 2005.

   BenQ Mexicana S.A. De C.V. (“BQX”)

     BQX, an affiliate of our company, was 84.4% owned by BenQ as of March 31, 2006. We sell panels for desktop monitors to BQX. We generated net sales to BQX in the amount of NT$1,569.5 million in 2003, NT$850.7 million in 2004 and NT$370.2 million (US$11.3 million) in 2005, and our receivables from these sales was NT$178.2 million as of December 31, 2003, NT$85.1 million as of December 31, 2004 and NT$216.0 million (US$6.6 million) as of December 31, 2005.

   Acer Inc.

     Acer Inc. is our affiliate, owning a 6.89% equity interest in BenQ as of March 31, 2006. We sell notebook computer display panels and desktop monitor display panels to Acer Inc. We generated net sales to Acer Inc. in the amount of NT$3,894.7 million in 2003, NT$6,733.6 million in 2004 and NT$8,999.4 million (US$274.4 million) in 2005. Our receivables from these sales were NT$801.0 million as of December 31, 2003, NT$521.8 million as of December 31, 2004 and NT$1,967.4 million (US$60.0 million) as of December 31, 2005.

   Wistron Corp. and affiliates

     Wistron Corp., an affiliate of our company, was 18.27% owned by Acer Inc. as of March 31, 2006. We sell notebook computer display panels to Wistron. We generated net sales to Wistron in the amount of NT$736.3 million in 2003, NT$931.7 million in 2004 and NT$393.2 million (US$12.0 million) in 2005. Our receivable from these sales were NT$7.1 million as of December 31, 2003, NT$116.2 million as of December 31, 2004 and NT$51.3 million (US$1.6 million) as of December 31, 2005.

     Wistron InfoComm (Philippines) Corp., an affiliate of our company, was 100.0% owned by Wistron Corp. as of March 31, 2006. We sell notebook computer display panels to Wistron InfoComm (Philippines) Corp. We generated net sales to Wistron InfoComm (Philippines) Corp. in the amount of NT$641.7 million in 2003, NT$906.9 million in 2004 and NT$167.7 million (US$5.1 million) in 2005, and our receivables from these sales were NT$177.8 million, NT$53.8 million and NT$27.7 million (US$0.8 million) as of December 31, 2003, 2004 and 2005, respectively.

     Wistron InfoComm (Kunshan) Corp., an affiliate of our company, was 100.0% owned by Wistron Corp. as of March 31, 2006. We sell notebook computer display panels to Wistron InfoComm (Kunshan) Corp. We generated net sales to Wistron InfoComm (Kunshan) Corp. in the amount of NT$819.6 million in 2004 and NT$961.8 million (US$29.3 million) in 2005, and our receivables from these sales were NT$213.0 million and NT$0.3 million (US$11,000) as of December 31, 2004 and 2005, respectively.

     Wistron InfoComm Manufacturing (Kunshan) Co. Ltd., an affiliate of our company, was 100.0% owned by Wistron Corp. as of March 31, 2006. We sell notebook computer display panels to Wistron InfoComm Manufacturing (Kunshan) Co. Ltd. We generated net sales to Wistron InfoComm Manufacturing (Kunshan) Co. Ltd. in the amount of NT$826.9 million (US$25.2 million) in 2005, and our receivables from these sales were NT$103.8 million (US$3.2 million) as of December 31, 2005.

   Acer Building Maintenance Management Corp.

     Acer Building Maintenance Management Corp, an affiliate of our company, was 100.0% indirectly owned by Acer Inc. as of March 31, 2006. In 2000, we entered into lease agreements with Min Tour Inc., the predecessor of Acer Building Maintenance Management Corp., for land, buildings, dormitories and equipment. We paid Min Tour related rent and administration fees in the amount of NT$89.3 million in 2003. In September 2003, Min Tour was acquired by Acer Building Maintenance Management Corp., and the obligations of Min Tour Inc. under these agreements were assumed by Acer Building Maintenance Management Corp. after the acquisition. We paid Acer Building Maintenance Management Corp. related rent and administration fees in the amount of NT$89.5 million in 2004. As security for our obligations under the lease agreement, we made refundable deposits, the outstanding balance of which amounted to NT$867.0 million as of December 31, 2004. No payments to Acer Building Maintenance Management Corp. were made in 2005 and the balance of refundable deposits was zero as of

December 31, 2005. In January 2005, we purchased 193,058 square meters of land in Taoyuan, Taiwan from Acer Building Maintenance Management Corp. for a purchase price of approximately NT$2,774 million.

   Cando Corporation

     We owned 21.47% of Cando Corporation as of March 31, 2006. We purchased color filters from Cando Corporation in the amount of NT$1,494.4 million in 2003, NT$2,551.1 million in 2004 and NT$2,986.8 million (US$91.1 million) in 2005, and our payables from these purchases were NT$512.4 million, NT$633.9 million and NT$1,111.4 million (US$33.9 million) as of December 31, 2003, 2004 and 2005, respectively.

Other Related Company

   Fujitsu Display Technologies Corporation (“FDTC”)

     We purchased a 20% ownership interest in FDTC in March 2003 and sold a 10% ownership interest in August 2004. We sold our remaining 10% ownership in FDTC in May 2005. We purchased liquid crystals, backlight units, driver integrated circuits and polarizers from FDTC in the amount of NT$310.7 million in 2003 and NT$316.1 million in 2004. We sold display panels for notebook and desktop computers to FDTC in the amount of NT$769.5 million in 2003, NT$2,538.8 million in 2004 and NT$31.2 million in 2005.

     We entered into a Joint Research and Development and Cost Sharing Agreement with FDTC in March 2003 for joint research and development of TFT-LCD technologies. This agreement was terminated in July 2004. We paid NT$244.6 million and NT$182.3 million as cost shared for research and development project under this agreement in 2003 and 2004, respectively. In 2005, FDTC was merged into Fujitsu Limited.

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

8.A.7. Litigation

     On September 17, 2003, Sharp Corporation filed a suit in the United States District Court of Northern District of California against us and eight other co-defendants, including BenQ, alleging infringement of certain of Sharp Corporation’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Sharp Corporation’s patents; (2) a preliminary and permanent injunction on the infringement of the patents through manufacture, use, import, offer for sale and/or sale of the infringing products and systems; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Sharp Corporation, together with prejudgment interest, costs and disbursements as determined by the court; and (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful and deliberate nature of the infringement. On July 6, 2005, we entered into a patent cross license agreement with Sharp Corporation relating to the patents that are subject to the foregoing litigation. Sharp Corporation dismissed this lawsuit against us.

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

     On February 15, 2005, Sharp Corporation filed a suit in the United States District Court of Central District of California against us and nine other co-defendants, including BenQ, alleging infringement of certain of Sharp Corporation’s patents in the United States relating to the manufacturing of TFT-LCD panels. The suit is seeking, among other things, (1) a judgment that the defendants, including us, have directly infringed, contributorily infringed and/or actively induced the infringement of Sharp Corporation’s patents; (2) a preliminary and permanent injunction on the infringement of the patents through manufacture, use, import, offer for sale and/or sale of the infringing products and systems; (3) compensatory damages for the infringed patents, which in any event should not be less than the amount of reasonable royalty had such technology been licensed from Sharp Corporation, together with prejudgment interest, costs and disbursements as determined by the court; and (4) punitive damages of up to three times the amount found or assessed for infringement of patents due to the willful and deliberate nature of the infringement. On July 6, 2005, we entered into a patent cross license agreement with Sharp Corporation relating to the patents that are subject to the foregoing litigation. Sharp Corporation dismissed this lawsuit against us.

     On February 24, 2005, Thomson Licensing S.A. and Thomson Licensing Inc. filed an action with the United States International Trade Commission against us and BenQ, alleging infringement of certain U.S. patents through the importation and sale in the U.S. of certain color TV receivers, color display monitors and components thereof (“accused products”). The action seeks, among other things, (1) the commencement of an investigation by the International Trade Commission to remedy the unlawful importation in the U.S., the sale for importation into the U.S. and/or the sale within the U.S. after importation by BenQ of the accused products; (2) the issuance of a permanent exclusion order excluding from entry into the U.S. all accused products manufactured by or for BenQ, that infringe one or more of the patents; and (3) a cease and desist order directing BenQ to immediately cease the importation into the U.S., sale for importation in the U.S. and sale in the U.S. after importation of the accused products and to immediately cease the demonstration, sale, use and movement or shipment of U.S. inventory of the accused products. On March 9, 2005, Thomson Licensing S.A. also filed a suit in the United States District Court for the Northern District of California against us and BenQ, alleging infringement of the same patents that are the subject of the action filed with the International Trade Commission. Both lawsuits against us were dismissed in December 2005.

     Our customers may from time to time be subject to lawsuits related to products that contain TFT-LCD panels manufactured by us. Two such lawsuits initiated by Sharp against BenQ and TECO Electric and Machinery Co. were filed in Japan. In July 2005 and March 2006, we entered into a patent cross license agreement and an amendment and restated patent cross license agreement, respectively, with Sharp Corporation. As a result, the lawsuits against AUO’s customers in Japan were dismissed.

8.A.8. Dividends and Dividend Policy

     The following table sets forth as a percentage the stock dividends per share paid during 2001 on the shares outstanding on the relevant record date for each of Acer Display and Unipac. Other than in 2001, neither company had previously paid any stock dividends. In addition, neither company had previously paid any cash dividends.

Dividend Paid in 2001	Stock Dividend Per Share(1)	Dividend Payment Date	Total Number of Shares Issued as Stock Dividend(2)	Aggregate Stock Dividend Amount		Outstanding Shares as of August 31, 2001 (4)

				NT$(3)	US$
			(in thousands)	(in thousands)

Acer Display Technology,
Inc	1.60	September 3, 2001	208,300	2,083,000	63,506	1,458,300,000
Unipac Optoelectronics
Corporation	1.42	July 9, 2001	227,120	2,271,200	69,244	1,757,120,000

(1)	Stock dividends are declared in NT dollars per share. A shareholder receives as a stock dividend the number of shares equal to the NT dollar amount per share of the dividend declared, multiplied by the number of shares owned by the shareholder, and divided by the par value of NT$10.00 per share. Fractional shares are not issued, but are paid in cash.

(2)	Total number of shares issued as stock dividends includes shares issued from retained earnings and from capital reserves.

(3)	The NT dollar amount of stock dividends paid is calculated based upon the par value of NT$10.00 per share.

(4)	The merger of Acer Display and Unipac was completed on September 1, 2001.

     No cash or stock dividends were distributed for the year 2001 due to our net loss in that year. We distributed cash dividends of NT$0.5 per share on August 11, 2003 and stock dividends of NT$0.5 per share for the year 2002 on July 31, 2003. We distributed a cash dividend of NT$1.2 per share on July 23, 2004 and a stock dividend of NT$0.5 per share on July 12, 2004 for the year 2003. We distributed a cash dividend of NT$1.2 per share on September 15, 2005 and a stock dividend of NT$0.9 per share on August 26, 2005 for the year 2004.

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

     Earnings distributions are made in the following manner:

  5% to 10% of the earnings to be distributed is distributable as a bonus for employees;

  no more than 1% of the earnings to be distributed is distributable as remuneration to directors and supervisors; and

  all or a portion of the balance is distributable as dividend and bonus to our shareholders.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume

	High	Low		High	Low

	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousands of ADSs)

2001:	35.62	11.38	36,889.47
2002:	58.57	15.24	93,256.21	12.33	4.30	733.59
2003:	49.90	16.86	95,656.02	14.80	4.81	438.40
2004:	78.50	41.40	97,560.92	27.93	12.47	3,274.97
First Quarter	63.50	41.40	86,004.93	21.05	12.47	2,860.20
Second Quarter	78.50	48.90	107,158.69	27.93	15.24	4,152.33
Third Quarter	50.50	37.50	87,191.13	15.77	11.08	3,062.58
Fourth Quarter	46.20	33.20	69,850.15	14.38	9.77	2,360.43
2005:	55.70	41.50	58,771.47	18.14	12.73	1,848.57
First Quarter	49.90	41.50	58,172.41	16.48	12.73	2,056.82
Second Quarter	55.70	45.45	59,284.95	18.14	14.57	1,650.07
Third Quarter	54.50	40.50	51,883.38	17.42	12.25	2,010.34
Fourth Quarter	49.00	36.05	55,640.56	15.01	10.93	2,459.76
November	48.30	42.45	52,806.94	14.45	12.65	2,234.75
December	49.00	44.50	54,540.85	15.01	13.27	2,312.22
2006 (through May 30):
First Quarter	55.20	45.55	59,639.98	17.30	14.15	2,457.97
January	50.00	45.55	65,112.89	15.40	14.15	2,819.67
February	55.20	48.50	62,888.38	17.30	14.93	2,675.84
March	54.30	46.90	52,473.95	16.75	14.42	1,963.47
Second Quarter (through May 30)	55.10	46.50	57,900.41	17.56	14.25	2,019.62

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume

	High	Low		High	Low

	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousands of ADSs)

April	54.20	47.90	58,162.42	17.20	14.41	2,169.85
May (through May 30)	55.10	46.50	57,651.50	17.56	14.25	1,883.71

(1)	Each ADS represents the right to receive 10 common shares.

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

Shares

     As of May 1, 2006, our authorized share capital was NT$70 billion, divided into seven billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 5,830,547,132 shares were issued.

     On June 14, 2005, our shareholders approved the issuance of 542,506,235 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance is July 20, 2005. On July 22, 2005, we issued 330 million shares of our common stock in the form of 33 million ADSs. Each ADS represents the right to receive 10 shares of common stock. The public offer price per ADS was US$15.35.

     All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Shares and Preemptive Rights

     The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the ROC Financial Supervisory Commission and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

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

Transfer of Shares

     Under the ROC Company Law, shares are transferred by endorsement and delivery of the related share certificates. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar. The settlement of trading of our shares on the Taiwan Stock Exchange will be carried out on the book-entry system maintained by Taiwan Depository & Clearing Corporation.

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

     Except for trust enterprises or share transfer agents approved by the ROC Financial Supervisory Commission, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our shares, the votes of those shareholders in excess of 3% of our total issued shares will not be counted.

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

     Earnings distributions are made in the following manner:

  5% to 10% of the earnings to be distributed is distributable as a bonus for employees;

  no more than 1% of the earnings to be distributed is distributable as remuneration to directors and supervisors; and

  all or a portion of the balance is distributable as a dividend and bonus to our shareholders.

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

     In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the ROC Financial Supervisory Commission, for the following purposes:

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

     According to the ROC Company Law, as last amended and effective from February 5, 2006, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity.

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

Financial Statements

     For a period of at least ten days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share registrar in Taipei, for inspection by our shareholders.

Transfer Restrictions

     Our directors, supervisors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC Financial Supervisory Commission at least three days before the transfer, provided that such reporting is not required if the number of shares transferred does not exceed 10,000.

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

     License from FDTC (Fujitsu Limited). We have a license agreement with FDTC (which was merged into Fujitsu Limited), effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license and technical support to manufacture all of our TFT-LCD panels at each of our facilities. The agreement provides for an initial license fee and fixed royalty payments to be paid following the effective date of the agreement.

     Licenses from SEL. We entered into a license agreement with SEL effective as of September 1, 2003 in connection with our settlement and mutual release relating to a suit brought by SEL. The license agreement provides for the non-transferable and non-exclusive license to manufacture all of our amorphous silicon TFT-LCD panels and modules at each of our facilities using intellectual property owned by SEL. The agreement provides for a fixed license fee and ongoing royalty payments.

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

  you are an individual and you are not physically present in Taiwan for 183 days or more during any calendar year; or

  you are an entity and you are organized under the laws of a jurisdiction other than Taiwan and have no fixed place of business or other permanent establishment or business agent in Taiwan.

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

   Preemptive Rights

     Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a nonresident are exempt from income tax, but may be subject to an ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

  25% of the gains realized by non-Taiwan entities; and

  35% of the gains realized by non-Taiwan individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

   Retained Earnings Tax

     Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. According to the amendment to the ROC Income Tax Law, effective from June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our audited financial statements rather than our tax returns submitted to the ROC taxation authority. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or shares.

   Tax Treaty

     Taiwan does not have an income tax treaty with the United States. Taiwan has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, United Kingdom, Senegal, Sweden, Belgium and Denmark which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

     The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or shares to the U.S. Holders described in this annual report, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

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

     For U.S. federal income tax purposes, a U.S. Holder who is the beneficial owner of an ADS will generally be treated as the owner of the shares underlying the ADS. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     This discussion assumes that we were not a passive foreign investment company for our 2005 taxable year, as discussed below.

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

     Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, dividends paid to certain non-corporate U.S. Holders of our ADSs or shares in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Non-corporate U.S. Holders of ADSs should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

   Passive Foreign Investment Company Rules

     We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our 2005 taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

     As of December 31, 2005, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$107.5 million and ¥6,496.3 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$204.8 million and ¥12,468.6 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,278.0 million as of December 31, 2005, which represents 97.3% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of ¥331.3 million attributable to our Japanese operations as of December 31, 2005, which represents 0.2% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$467.0 million and ¥55,237.9 million, respectively, relating to our overseas vendors.

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

     As of December 31, 2005, we had 40 outstanding interest rate swap agreements with nine major international financial institutions, having a total notional principal amount of NT$25,500 million.

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

	Expected Maturity Date							Fair Value at December 31, 2005

	2006	2007	2008	2009	2010	Thereafter	Total

				(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	199,800	—	—	—	—	—	199,800	199,800
Average interest rate	4.241%	—	—	—	—	—	4.241%	4.241%
Fixed rate (NT$)	1,100,314	—	—	—	—	—	1,100,314	1,100,314
Average interest rate	1.203%	—	—	—	—	—	1.203%	1.203%
Fixed rate (JP¥)	12,468,574	—	—	—	—	—	12,468,574	12,468,574
Average interest rate	0.041%	—	—	—	—	—	0.041%	0.041%
Fixed rate (CNY)	90,000	—	—	—	—	—	90,000	90,000
Average interest rate	1.62%	—	—	—	—	—	1.62%	1.62%
Liabilities Bonds:
Secured (NT$)(1)	—	1,000,000	2,500,000	5,500,000	3,000,000	––	12,000,000	11,951,724
Fixed rate	—	1.43%	1.43%	1.738%	1.995%	––	1.713%	1.713%
Secured Long-term
Loans:
Variable rate (NT$)	9,832,723	19,445,139	15,139,293	15,635,374	12,959,333	8,761,167	81,773,029
Average interest rate	2.111%	2.391%	2.799%	2.976%	3.081%	3.185%	2.786%
Interest Rate Swaps(2):
Variable to fixed (NT$)	—	—	14,500,000	10,000,000	1,000,000	—	25,500,000	(314,291)
Pay rate	—	—	2.231%	1.928%	2.040%	—	2.105%

(1)	NT$16,500 million are variable rate and NT$500 million are fixed rate.

(2)	90-day Taipei Money Market Secondary middle rate settled quarterly (1.504% as of December 31, 2005).

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

     The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2005:

(in thousands)

Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$838,000
Average contractual exchange rate	NT$32.835 per US$
Contracts to sell NT$/Buy Japanese yen:

(in thousands)

Aggregate contract amount	NT$17,595,929
Average contractual exchange rate	JPY3.518 per NT$
Contracts to sell US$/Buy Japanese yen:
Aggregate contract amount	US$8,000
Average contractual exchange rate	JPY119.587 per US
Fair value of all forward contracts	NT$163,789

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

ITEM 16B. CODE OF ETHICS

     Our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior. Although, we have not adopted a written code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise. We will provide a copy of our employee handbook without charge upon written request to:

AU Optronics Corp.
Finance Department
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Registered Public Accounting Firm

     KPMG, our independent registered public accounting firm, began serving as our auditor upon the formation of our company. The head auditors currently responsible for our audit are Mei-Yu Tseng and Chung-Hwa Wei. Ms. Tseng has been serving in her role since the second quarter of 2004, when she took over for Shing Hai Wei who had until then served as our head auditor since our incorporation. Mr. Wei has been serving in his role since the third quarter of 2005, when he took over for Kuen-Huei Chen who retired in October 2005 and had until then served as our head auditor.

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

Auditor Fees

     The following are fees for professional services to KPMG for the years ended December 31, 2004 and 2005.

	Year ended December 31,

Services	2004	2005

	NT$	NT$
	(in thousands)
Audit Fees(1)	10,800	26,611
Tax Fees(2)		400

Total	10,800	27,011

(1)	Audit Fees. This category includes the audit of our financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the Tax Bureau of the ROC, Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes comfort letters, consents and assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category consists of professional services rendered by KPMG for tax compliance.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company has elected to provide financial statements for fiscal year 2005 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Registered Public Accounting Firm dated March 13, 2006 (except for the third paragraph in note 20 in the consolidated financial statements which is as of April 7, 2006).

     (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2004 and 2005.

     (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2003, 2004 and 2005.

     (d) Consolidated Statements of Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2003, 2004 and 2005.

     (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2003, 2004 and 2005.

     (f) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (in Chinese, with English translation) (incorporated herein by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F/A filed with the Commission on July 8, 2005).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

2.2	Form of Amendment No. 1 to the Deposit Agreement, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) to the Company’s Registration Statement on Form F-6 (Registration No. 333-118892) as filed with the Commission on January 31, 2006).

4.1	Technology Assistance and Patent License Agreement by and between Matsushita Electric Industrial Co., Ltd. And Unipac Optoelectronics Corporation, for ASTLCD, dated October 30, 1998 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-

87418) as filed with the Commission on May 1, 2002).

4.2	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(m) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fab (incorporated herein by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.10	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.11	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module- assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.12	Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to the Company’s annual report on Form 20-F as filed with the Commission on June 30, 2003).

8.1	List of Subsidiaries.

12.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

12.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 1, 2006

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

Date: June 1, 2006

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

Date: June 1, 2006

By:	/s/ MAX CHENG

	Name:	Max Cheng
	Title:	Chief Financial Officer

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003, 2004 and 2005

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China.

The consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(v) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

/s/ KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)
 March 13, 2006, except for the third paragraph in note 20 which is as of April 7, 2006.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2005
 (Expressed in thousands of New Taiwan dollars and US dollars)

	2004	2005

	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	17,797,663	26,263,265	800,709
Short-term investments, net (notes 4 and 16)	1,586,504	1,586,504	48,369
Notes and accounts receivable, net (note 5)	15,297,617	34,848,588	1,062,457
Receivables from related parties (note 17)	5,420,358	7,766,800	236,793
Other current financial assets (note 16)	603,270	1,114,300	33,973
Inventories, net (note 6)	15,884,989	19,167,488	584,375
Prepayments and other current assets (note 19)	693,999	1,384,076	42,197
Deferred tax assets (note 14)	2,462,903	3,709,886	113,106

Total current assets	59,747,303	95,840,907	2,921,979

Long-term investments (notes 7 and 16):
Equity method	5,577,403	5,244,334	159,888
Cost method	373,285	73,538	2,242

Total long-term investments	5,950,688	5,317,872	162,130

Property, plant and equipment (notes 8, 17 and 18):
Land	159,996	3,590,536	109,467
Buildings	16,648,783	38,056,666	1,160,264
Machinery and equipment	145,842,129	244,584,417	7,456,842
Other equipment	8,237,077	10,563,592	322,061

	170,887,985	296,795,211	9,048,634
Less: accumulated depreciation	(62,243,912)	(92,929,473)	(2,833,216)
Construction in progress	13,061,619	1,704,372	51,963
Prepayments for purchases of land and equipment	38,037,431	15,556,729	474,291

Net property, plant and equipment	159,743,123	221,126,839	6,741,672

Intangible assets:
Technology related fees (notes 17 and 19)	1,062,747	2,483,329	75,711

Other assets:
Idle assets, net (note 8)	1,259,621	1,165,781	35,542
Refundable deposits (note 17)	1,128,964	246,373	7,511
Deferred charges and others	1,265,318	1,441,982	43,963
Deferred tax assets (note 14)	507,461	222,157	6,773
Restricted cash in bank (note 18)	29,200	32,200	982
Long-term prepayments for materials (note 19)	-	1,918,888	58,503

Total other assets	4,190,564	5,027,381	153,274

Total Assets	230,694,425	329,796,328	10,054,766

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2004 and 2005
 (Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2004	2005

	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 9)	6,183,004	-	-
Accounts payable	27,129,790	48,666,310	1,483,729
Payables to related parties (note 17)	750,582	1,853,161	56,499
Accrued expenses and other current liabilities	5,287,010	9,491,564	289,377
Equipment and construction in progress payable	7,165,981	20,014,348	610,193
Current installments of long-term liabilities (notes 10 and 18)	7,084,416	9,832,723	299,778

Total current liabilities	53,600,783	89,858,106	2,739,576

Long-term liabilities:
Bonds payable, excluding current installments (notes 11,
16 and 18)	6,000,000	12,000,000	365,854
Long-term borrowings, excluding current installments
(notes 10 and 18)	40,334,053	71,940,306	2,193,302

Total long-term liabilities	46,334,053	83,940,306	2,559,156

Other liabilities (note 12)	193,994	178,424	5,440

Total liabilities	100,128,830	173,976,836	5,304,172

Stockholders’ equity (note 13):
Capital stock:
Common stock, NT$10 par value	49,580,409	58,305,471	1,777,606

Capital surplus	45,165,093	57,664,144	1,758,053

Retained earnings:
Legal reserve	2,168,260	4,964,545	151,358
Special reserve	-	201,809	6,153
Unappropriated retained earnings	34,104,623	34,507,005	1,052,043

	36,272,883	39,673,359	1,209,554

Cumulative translation adjustment	(201,809)	59,213	1,805

Treasury stock	(250,981)	-	-

	130,565,595	155,702,187	4,747,018

Minority interest	-	117,305	3,576

Total stockholders’ equity	130,565,595	155,819,492	4,750,594

Commitments and contingent liabilities (note 19)
Total Liabilities and Stockholders’ Equity	230,694,425	329,796,328	10,054,766

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2003	2004	2005

	NT$	NT$	NT$	US$

Net sales (note 17)	104,860,642	168,111,569	217,388,388	6,627,695
Cost of goods sold (note 17)	81,398,889	128,468,264	187,540,389	5,717,695

Gross profit	23,461,753	39,643,305	29,847,999	910,000

Operating expenses (notes 17 and 19):
Selling	1,394,998	2,447,102	4,016,672	122,460
General and administrative	2,435,619	3,577,327	3,960,354	120,743
Research and development	3,386,352	5,011,547	4,882,285	148,850

	7,216,969	11,035,976	12,859,311	392,053

Operating income	16,244,784	28,607,329	16,988,688	517,947

Non-operating income and gains:
Interest income	161,121	174,898	225,062	6,862
Investment gain recognized by equity
method investment, net (note 7)	-	34,268	-	-
Gain on market price recovery of short-term
investments	126,883	-	-	-
Gain on sale of investments, net (note 7)	-	39,778	121,679	3,710
Foreign currency exchange gain, net (note 16)	61,785	85,132	645,572	19,682
Other income	181,055	166,899	228,886	6,978

	530,844	500,975	1,221,199	37,232

Non-operating expenses and losses:
Interest expense (notes 9 to 11 and 16)	819,240	796,279	1,311,683	39,990
Investment loss recognized by equity method
investment, net (note 7)	14,449	-	588,597	17,945
Other loss	368,680	287,827	215,039	6,556

	1,202,369	1,084,106	2,115,319	64,491

Income before income tax	15,573,259	28,024,198	16,094,568	490,688
Income tax expense (benefit) (note 14)	(86,669)	61,346	473,429	14,434

Net income	15,659,928	27,962,852	15,621,139	476,254

Attributable to:
Equity holders of the parent company	15,659,928	27,962,852	15,626,991	476,433
Minority interest	-	-	(5,852)	(179)

Net income	15,659,928	27,962,852	15,621,139	476,254

Earnings per common share (note 15):
Basic earnings per common share	3.65	5.82	2.77	0.08

Diluted earnings per common share	3.61	5.82	2.77	0.08

Basic earnings per common share –
retroactively adjusted	3.07	5.25

Diluted earnings per common share –
retroactively adjusted	3.04	5.25

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2003, 2004 and 2005
 (Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital Stock				Retained Earnings

	Common shares	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Special reserve	Unappropri- ated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Minority interest	Total

Balance at December 31, 2002	4,024,194	40,241,945	1,012	31,718,116	-	-	6,022,669	27,151	(182,849)	-	77,828,044
Appropriation for legal reserve	-	-	-	-	602,267	-	(602,267)	-	-	-	-
Cash dividends	-	-	-	-	-	-	(2,006,917)	-	-	-	(2,006,917)
Issuance of shareholders’ stock dividends	200,692	2,006,917	-	-	-	-	(2,006,917)	-	-	-	-
Issuance of employee stock bonus	43,363	433,632	-	-	-	-	(433,632)	-	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	-	(54,204)	-	-	-	(54,204)
Net income for 2003	-	-	-	-	-	-	15,659,928	-	-	-	15,659,928
Purchase of treasury stock	-	-	-	-	-	-	-	-	(68,132)	-	(68,132)
Cumulative translation adjustment	-	-	-	-	-	-	-	(22,732)	-	-	(22,732)
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	-	-	-	-	-	-	1,318,540

Balance at December 31, 2003	4,352,237	43,522,372	-	32,197,790	602,267	-	16,578,660	4,419	(250,981)	-	92,654,527
Appropriation for legal reserve	-	-	-	-	1,565,993	-	(1,565,993)	-	-	-	-
Cash dividends	-	-	-	-	-	-	(5,208,285)	-	-	-	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	-	-	-	-	(2,170,119)	-	-	-	-
Issuance of employee stock bonus	88,792	887,918	-	-	-	-	(887,918)	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	-	(380,535)	-	-	-	(380,535)
Directors’ and supervisors’ remuneration	-	-	-	-	-	-	(70,470)	-	-	-	(70,470)
Issuance of common stock for cash	300,000	3,000,000	-	12,967,194	-	-	-	-	-	-	15,967,194
Effect of disproportionate participation in investee’s capital increase	-	-	-	109	-	-	(153,569)	-	-	-	(153,460)
Net income for 2004	-	-	-	-	-	-	27,962,852	-	-	-	27,962,852
Cumulative translation adjustment	-	-	-	-	-	-	-	(206,228)	-	-	(206,228)

Balance at December 31, 2004	4,958,041	49,580,409	-	45,165,093	2,168,260	-	34,104,623	(201,809)	(250,981)	-	130,565,595
Appropriation for legal reserve	-	-	-	-	2,796,285	-	(2,796,285)	-	-	-	-
Appropriation for special reserve	-	-	-	-	-	201,809	(201,809)	-	-	-	-
Cash dividends	-	-	-	-	-	-	(5,935,249)	-	-	-	(5,935,249)
Issuance of shareholders stock dividends	445,144	4,451,437	-	-	-	-	(4,451,437)	-	-	-	-
Issuance of employee stock bonus	97,363	973,625	-	-	-	-	(973,625)	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	-	(649,084)	-	-	-	(649,084)
Directors’ and supervisors’ remuneration	-	-	-	-	-	-	(37,447)	-	-	-	(37,447)
Issuance of common stock for cash	330,000	3,300,000	-	12,294,150	-	-	-	-	-	-	15,594,150
Issuance of treasury stock to employees	-	-	-	-	-	-	(73,076)	-	250,981	-	177,905
Effect of disproportionate participation in investee’s capital increase	-	-	-	204,901	-	-	(106,597)	-	-	-	98,304
Net income for 2005	-	-	-	-	-	-	15,626,991	-	-	-	15,626,991
Minority interest in net income of subsidiaries	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Cumulative translation adjustment	-	-	-	-	-	-	-	261,022	-	-	261,022
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	123,157	123,157

Balance at December 31, 2005	5,830,548	58,305,471	-	57,664,144	4,964,545	201,809	34,507,005	59,213	-	117,305	155,819,492

Balance at December 31, 2005 (in US$)	5,830,548	1,777,606	-	1,758,053	151,358	6,153	1,052,043	1,805	-	3,576	4,750,594

See accompanying notes to consolidated financial statements.

     AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars)

	2003	2004	2005

	NT$	NT$	NT$	NT$
Cash flows from operating activities:
Net income	15,659,928	27,962,852	15,621,139	476,254
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	14,780,225	23,653,128	33,271,070	1,014,362
Amortization of intangible assets and deferred charges	1,514,404	1,656,148	1,222,130	37,260
Provision for inventory devaluation	324,186	588,428	613,105	18,692
Investment loss (gain)	(14,224)	(75,230)	467,731	14,260
Proceeds from cash dividends	-	-	206,920	6,308
Unrealized foreign currency exchange loss (gain), net	(70,837)	4,046	(391,789)	(11,945)
Provision for idle assets revaluation and others	75,594	136,574	22,321	681
Loss from disposal of property, plant and equipment	63,555	22,539	35,469	1,081
Provision for early redemption of convertible bonds and
amortization of discount for commercial paper	31,799	-	-	-
Increase in notes and accounts receivable (including related
parties)	(6,894,206)	(4,541,413)	(22,100,074)	(673,783)
Increase in inventories	(1,770,744)	(6,517,288)	(3,895,603)	(118,768)
Decrease (increase) in prepayments and other current assets	662,702	(299,920)	(1,570,406)	(47,878)
Increase in deferred tax assets, net	(86,669)	(294,415)	(1,048,303)	(31,960)
Increase in long-term prepayments for materials	-	-	(1,918,888)	(58,503)
Increase in notes and accounts payable (including related
parties)	11,412,995	5,026,628	23,285,954	709,938
Increase in accrued expenses and other current liabilities	1,308,965	2,012,180	4,204,553	128,187
Increase (decrease) in accrued pension liabilities and others	43,799	59,323	(19,299)	(588)

Net cash provided by operating activities	37,041,472	49,393,580	48,006,030	1,463,598

Cash flows from investing activities:
Proceeds from disposal of short-term investments	974,003	708,756	-	-
Acquisition of property, plant and equipment	(39,300,566)	(81,868,673)	(80,652,331)	(2,458,913)
Proceeds from disposal of property, plant and equipment	10,954	-	20,530	626
Purchase of long-term investments	(817,013)	(5,385,466)	(266,072)	(8,112)
Proceeds from disposal of long-term investments	-	230,736	319,612	9,744
Proceeds from long-term investments returned	-	-	21,284	649
Increase in intangible assets and deferred charges	(1,092,946)	(721,488)	(2,778,815)	(84,720)
Decrease (increase) in refundable deposits	(136,798)	25,961	882,591	26,908
Decrease (increase) in restricted cash in bank	23,000	-	(3,000)	(91)

Net cash used in investing activities	(40,339,366)	(87,010,174)	(82,456,201)	(2,513,909)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(469,649)	5,882,209	(6,183,004)	(188,506)
Increase (decrease) in guarantee deposits	(21,980)	1,455	3,729	114
Repayment of long-term borrowings and bonds payable	(10,792,110)	(6,892,110)	(7,472,752)	(227,828)
Proceeds from long-term borrowings and bonds payable	8,740,405	28,315,772	47,468,013	1,447,196
Issuance of common stock for cash	-	15,967,194	15,594,150	475,431
Cash dividends	(2,006,917)	(5,208,285)	(5,935,249)	(180,953)
Directors’ and supervisors’ remuneration and employees’ profit
sharing	(54,204)	(451,005)	(686,531)	(20,931)
Purchase of treasury stock	(68,132)	-	-	-
Proceeds from issuance of treasury stock	-	-	177,905	5,424
Proceeds from issuance of subsidiary shares to minority
interests	-	-	131,087	3,997

Net cash provided by (used in) financing activities	(4,672,587)	37,615,230	43,097,348	1,313,944

Effect of exchange rate change on cash	(24,631)	(163,055)	(181,575)	(5,536)

Net increase (decrease) in cash and cash equivalents	(7,995,112)	(164,419)	8,465,602	258,097
Cash and cash equivalents at beginning of year	25,957,194	17,962,082	17,797,663	542,612

Cash and cash equivalents at end of year	17,962,082	17,797,663	26,263,265	800,709

Supplemental disclosures of cash flow information:
Cash paid for interest expense	823,773	771,423	1,190,438	36,294

Cash paid (received) for income taxes	(15,581)	14,189	607,511	18,522

Additions to property, plant and equipment:
Increase in property, plant and equipment	44,414,072	83,047,775	93,854,019	2,861,403
Increase in equipment and construction in process payable	(5,113,506)	(1,179,102)	(13,201,688)	(402,490)

Cash paid	39,300,566	81,868,673	80,652,331	2,458,913

Supplementary disclosure of non-cash investing and financing activities
Convertible bonds converted to common stock	1,318,540	-	-	-

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2003, 2004 and 2005

(1)	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”), and other flat panel displays used in a wide variety of applications, including notebook, personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2002.

On May 10, 2001, the Company’s stockholders approved a proposal to merge with Unipac Optoelectronics Corp. (“Unipac”). Unipac was subsequently dissolved. Unipac was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules used in a wide variety of applications, including notebook, personal computers, desktop monitor, digital cameras and camcorders, car televisions, car navigation systems, personal digital assistants and internet appliances. On September 1, 2001, Unipac was merged with and into the Company in a transaction accounted for in accordance with the pooling-of-interests method of accounting.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (“AUE”), AU Optronics Korea Ltd. (“AUK”), AU Optronics Corporation Japan (“AUJ”), AU Optronics (Shanghai) Corp. (“AUSH”) and a 50%-owned subsidiary, namely Darwin Precisions (L) Corp. (“DPL”). AUS is engaged in the assembly of TFT-LCD module products in Mainland China. AUA, AUJ, AUE and AUK are mainly engaged in the sale of TFT-LCDs. AUSH is engaged in the sale of TFT-LCD module products in Mainland China. DPL is a holding company investing in the wholly owned foreign subsidiary, Darwin Precisions (Suzhou) Corp. (“DPS”). DPS is engaged in the manufacture and assembly of backlight modules in Mainland China.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for investments in other technology companies including Raydium Semiconductor Corporation (“Raydium”), a 73.75% -owned subsidiary. Raydium was incorporated in October 2003 and is engaged in the development, design and sale of integrated circuits.

As of December 31, 2005, AUO and its consolidated subsidiaries have 24,327 employees.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Summary of Significant Accounting Policies

(a)	Accounting principles and consolidation policy

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the “Company”. The Company includes in its consolidated financial statements the results of operations of all entities in which it has control over the financial and operating policies, irrespective of whether or not it has a majority shareholding in such entities.

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

Allowance and related provisions for sales returns and discounts are estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold.

(c)	Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Economic conditions and events could cause actual results to differ significantly from such estimates.

F-9
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Foreign currency transactions are recorded at the exchange rates prevailing at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates prevailing on that date. The resulting exchange gains or losses from settlement of such transactions or translations of monetary assets and liabilities are reflected in the accompanying consolidated statements of income.

(e)	Cash equivalents and restricted cash in bank

The Company considers all highly liquid investments, such as investments in government bonds with repurchase agreements with original maturity of three months or less to be cash equivalents. Time deposits, which are provided as collateral, are classified as current assets or non-current assets depending on the term of the obligation secured by such collateral.

(f)	Short-term investments

Short-term investments, which consist primarily of marketable securities such as publicly listed stock and open-end mutual funds, are recorded at cost when acquired and are stated at the lower of aggregate cost or fair value at the balance sheet date. The fair value of listed stocks is determined by the average closing prices during the last month prior to the balance sheet date. The fair value for open-end mutual funds is determined by their net asset value at the balance sheet date. The amount by which the aggregate cost of the entire portfolio exceeds fair value is reported as a loss in the current year. In subsequent periods, recoveries of fair value are recognized as a gain to the extent that the fair value does not exceed the original aggregate cost of the investment. Valuation losses are recorded as non-operating expenses in the accompanying consolidated statements of income. Losses due to permanent impairment are charged to the statement of operations at the time the impairment occurs. Stock dividends are not treated as income, but as an increase in the number of shares held.

(g)	Allowance for doubtful accounts and sales returns and discounts

The allowance for doubtful accounts is based on the age, credit quality and results of the Company’s evaluation of collectibility of the outstanding balance of notes and accounts receivable. An allowance for sales returns and discounts is based upon management’s estimation of sales returns based upon actual experience and management’s granting of sales discounts to certain customers subsequent to the initial sale of product.

F-10
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Inventories

Inventories are stated at the lower of cost or fair value. Cost is determined using the weighted-average method. The fair value of raw material is determined on the basis of replacement cost. Fair values of finished goods and work-in-process are determined on the basis of net realizable value. A provision for inventory obsolescence and devaluation is recorded when management determines that the fair values of inventories are less than the cost basis or when management determines that inventories cannot be liquidated without price concessions. The provision is calculated based, in part, on the number of months inventory items remain unsold.

(i)	Long-term investments

Long-term equity investments in which the Company is not able to exercise significant influence over the investee’s operating and financial policies, generally those in which it owns less than 20% of the investee’s voting shares, are accounted for by the cost method if the investee is an unlisted company, otherwise, by the lower of cost or market value if the investee is a listed company. If there is evidence indicating that a decline in the value of an investment is other than temporary, then the carrying amount of the investment is reduced to reflect its net realizable value. The related loss is recognized in the accompanying consolidated statements of income.

When the Company has significant influence over the operating, financial and dividend policies of investees or has the intention to hold the investment for a long term period, generally those in which it owns between 20 and 50 percent of the investee’s voting shares, those investments are accounted for using the equity method. The equity method is applied prospectively from the date significant influence is obtained. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the excess of fair value over the carrying value of assets on the investee’s books. Allocated amounts are amortized based on the method used for the related asset. Any unallocated amount shall be amortized over five years using the straight-line method. The amortization is recorded as investment income (loss) in the accompanying consolidated statements of income.

If an investee company issues new shares and the Company does not acquire new shares in a proportion to its original ownership percentage, the Company’s equity in the investee’s net assets will be changed. The change in the equity interest shall be used to adjust the capital surplus and long-term investments accounts. If the Company’s capital surplus is not sufficient to offset the adjustment to long-term investment, then the difference shall be charged as a reduction to retained earnings.

Prior to January 1, 2005, if equity-method investees are unable to forward their audited financial statements in a timely manner, the Company recognizes the income (loss) of the investees in the following year. Commencing January 1, 2005, the Company recognizes the income (loss) of the investees on a current year basis. As a result of this change, the Company recognized investment loss pertaining to fiscal year 2004 of NT$10,405 thousand. See note 2(w).

F-11
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Unrealized inter-company profits or losses resulting from transactions between the Company and an investee accounted for under the equity method are deferred to the extent of the Company’s ownership. The profits or losses resulting from depreciated or amortized assets are recognized over the estimated economic lives of such assets. The profits or losses from other assets are recognized when realized.

The differences resulting from translation of the financial statements of the foreign investees accounted for under the equity method into New Taiwan dollars, net of the related tax effect, are recorded as cumulative translation adjustments in stockholders’ equity.

(j)	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value. The range of the estimated useful lives is as follows: buildings – 20 to 50 years, machinery and equipment – 3 to 10 years, leasehold improvement – shorter of 5 years or the lease term, and other equipment – 3 to 5 years. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. Property, plant and equipment not in use are classified as idle assets and are stated at the lower of carrying amount or net realizable value.

(k)	Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Technology related fees

The costs of patents and licenses for the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized on a straight-line basis over their estimated useful lives generally for periods ranging from three to 15 years. The amortization of the fixed technology license fees is included in research and development expenses in the consolidated statements of income.

F-12
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Deferred charges

The cost of software systems, electrical facility installation charges, syndicated loan, bond issuances and land use rights are accounted for as deferred charges. The costs of the software systems are amortized over the estimated useful lives of three years on a straight-line basis, and electrical facility installation charges are amortized over the estimated useful lives of five years on a straight-line basis. The expenses associated with the syndicated loan are amortized over the term of the debt on a straight-line basis. Costs associated with issuing bonds payable and convertible bonds are amortized by using the straight-line method over the period from the issuance date to the maturity date (five years). When the bondholder’s exercise the conversion option or the Company early extinguishes its bonds, the unamortized issuance expenses will be written-off. The cost of land use rights are amortized using the straight-line method over the lease term of 20 years.

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

If the bondholders exercise their conversion right, the unamortized issuing costs, forfeited unpaid interest, provision for early redemption and par value of the extinguished bonds are transferred to stockholders’ equity. The excess of such amounts over the par value of the stock upon conversion of the convertible bond is recorded as capital surplus in the accompanying consolidated balance sheets, and no gain or loss is recognized on bond conversion.

(o)	Employee retirement plan

Pursuant to government regulations, the Company has established an employee noncontributory, defined benefit retirement plan (the Plan) for subsidiaries located in the Republic of China covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employees’ retirement. Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. The plan is funded by contributions made by the Company, plus earnings thereon. On a monthly basis, the Company contributes two percent of wages and salaries to a pension fund maintained with the Central Trust of China. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

F-13
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Beginning July 1, 2005, pursuant to the effective ROC Labor Pension Act (hereinafter referred to as the “new system”), employees who elected to participate in the new system or joined the Company after July 1, 2005, are subjected to a defined contribution plan under the new system. For these employees, the Company is required to make a monthly contribution at a rate no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. As the Company has not revised its retirement plan in accordance with the new system, anything not covered by the current retirement plan is handled pursuant to the ROC Labor Pension Act.

For the defined benefit plan under the ROC Labor Standards Law (the “old system”), the Company has adopted Republic of China Statement of Financial Accounting Standards (SFAS) No. 18, “Accounting for Pensions”, for the plan. SFAS No. 18 requires the Company to perform an actuarial calculation on its pension obligation as of each fiscal year-end. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of the Plan participants.

For the defined contribution plan, the Company appropriates 6% of the employees’ monthly salaries or wages to their pension fund accounts and recognizes these amounts as current pension costs.

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

Income from government grants for research and development is recognized as non-operating income in the accompanying consolidated statements of income as qualifying expenditures are made and the grant income is realizable.

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

F-14
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

(s)	Investment tax credits

Income tax expense is reduced by investment tax credits in the year in which the credit arises, subject to any valuation allowance thereon.

(t)	Derivative financial instruments

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

The Company enters into interest rate swap contracts to hedge changes in cash flows associated with existing variable rate of long-term debt. Under these interest rate swap contracts, the Company makes specified payments based on fixed interest rate and notional principal amounts and receives amounts based on variable rate of interest and notional principal. The net amounts received or paid under the contracts are reported as adjustments to interest expense on long-term debt.

(u)	Earnings per common share

Earnings per share of common stock (“EPS”) is computed based on the weighted-average number of common shares and certificates exchangeable for common stock outstanding during the period. The Company issued convertible bonds in November 2001 and all of which were converted as of December 31, 2003. Therefore, diluted EPS for the year ended December 31, 2003 is disclosed to reflect the diluted effect of the assumed conversion of the convertible bonds as of the beginning of the period. EPS for prior periods has been retroactively adjusted to reflect the effects of stock issued from stock dividends and new common stock issued through unappropriated earnings and capital surplus.

F-15
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	(v)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2005 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2005, of NT$32.80 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at this rate or any other rate of exchange.

	(w)	Accounting changes

For the financial year beginning January 1, 2005, ROC SFAS No. 5, “Long-Term Investments in Equity Securities”, as amended, requires the Company to recognize the income (loss) of equity method investee on a current year basis. As a result, for the year ended December 31, 2005, the Company recognized investment loss of NT$11,294 thousand, of which NT$10,405 thousand was attributed to investment loss recognized for year ended December 31, 2004.

For the financial year beginning January 1, 2005, the Company adopted ROC SFAS No. 35, “Accounting for Asset Impairment” which requires the Company to review long-lived assets for impairment. As a result, for the year ended December 31, 2005, the Company recognized an impairment loss on an equity method investment of NT$4,165 thousand.

As a result of the above changes, the net income of the Company decreased by NT$14,570 thousand for the year ended December 31, 2005.

(3)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

	NT$	NT$	NT$
	(in thousands)

Cash and bank deposits	14,136,984	17,340,808	528,683
Government bonds acquired under reverse
repurchase agreements	3,660,679	8,922,457	272,026

	17,797,663	26,263,265	800,709

The Company purchases government bonds under agreements to resell substantially the same securities within 30 days of the repurchase agreements. These agreements represent short-term investments and are reflected as cash equivalents in the consolidated balance sheets. The Company may sell, loan or otherwise dispose of such securities to other parties in the normal course of operations provided that substantially the same securities are delivered to the counterparties as agreed.

F-16
		(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reverse repurchase agreements averaged NT$3,602,679 thousand and NT$4,215,225 thousand during the years ended December 31, 2004 and 2005, respectively. The maximum amount of such agreements outstanding at any month end was NT$7,313,032 thousand and NT$8,922,457 thousand during the years ended December 31, 2004 and 2005, respectively. The fair values of the securities held under these agreements as of December 31, 2004 and 2005 approximated their carrying amounts. None of the securities held under these agreements were repledged during the years ended December 31, 2004 or 2005.

(4)	Short-term Investments

Short-term investments as of December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

	NT$	NT$	NT$
	(in thousands)

Publicly listed stocks – at cost	1,586,504	1,586,504	48,369

Fair value	1,638,292	1,697,414	51,750

(5)	Notes and Accounts Receivable

Notes and accounts receivable as of December 31, 2004 and 2005 consisted of the following:
	December 31,

	2004	2005

	NT$	NT$	NT$
	(in thousands)

Notes receivable	4,839	22,460	685
Accounts receivable	15,998,511	35,232,155	1,074,151
Less: Allowance for doubtful accounts and sales
returns and discounts	(705,733)	(406,027)	(12,379)

	15,297,617	34,848,588	1,062,457

F-17
		(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Inventories

	Components of inventories as of December 31, 2004 and 2005 consisted of the following:
		December 31,

		2004	2005

		NT$	NT$	NT$
		(in thousands)
	Finished goods	4,950,732	6,849,281	208,819
	Work in process	8,608,715	10,290,872	313,746
	Raw materials and spare parts	3,356,574	3,371,630	102,794

		16,916,021	20,511,783	625,359

	Less: provision for inventory obsolescence and devaluation	(1,031,032)	(1,344,295)	(40,984)

		15,884,989	19,167,488	584,375

	Insurance coverage on inventories	21,234,750	25,879,100	788,997

(7)	Long-term Investments

Long-term investments as of December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004		2005

	Percentage of ownership	Amount	Percentage of ownership	Amount

		NT$		NT$	NT$
	(in thousands)
Equity method:
BenQ Corporation (BenQ)	5.47%	4,106,397	5.08%	3,436,212	104,762
Cando Corporation (Cando)	21.46%	1,445,805	21.47%	1,381,336	42,114
Wellypower Optronics
Corporation Ltd.
(Wellypower)	-	-	9.32%	359,221	10,952
Apower Optronics
Corporation (Apower)	-	-	7.22%	40,978	1,249
Sita Technology Corp. (Sita)	-	-	45.00%	26,587	811
Patentop Ltd. (Patentop)	41.00%	15,459	41.00%	-	-
Raydium Semiconductor
Corporation (Raydium)	32.79%	9,742	-	-	-

		5,577,403		5,244,334	159,888

F-18
				(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,

	2004			2005

	Percentage of ownership	Amount	Percentage of ownership	Amount

		NT$		NT$	NT$
	(in thousands)
The lower of cost or market value:
Promate Electronic Co., Ltd.	0.51%	10,000	0.50%	10,000	305

Cost method:
Wellypower Optronics Corporation Ltd.	1.41%	29,985	-	-	-
Darly3 Venture Inc.	15.57%	59,917	15.57%	38,633	1,178
Apower Optronics Corporation	13.90%	40,978	-	-	-
Daxon Technology Inc.	0.31%	17,000	0.31%	17,000	518
StarBex International Inc.	7.50%	16,875	7.50%	7,905	241
Fujitsu Display Technologies
Corporation (FDTC)	10.00%	198,530	-	-	-

		363,285		63,538	1,937

		5,950,688		5,317,872	162,130

Investments in affiliated companies accounted for under the equity method on December 31, 2005 consist of 41.00% of the common stock of Patentop, an intellectual property company, 21.47% of the common stock of Cando, a color filter manufacturing company, 5.08% of the common stock of BenQ, a manufacturer and distributor of computer peripheral equipment and communication products, 9.32% of the common stock of Wellypower, a Cold Cathode Fluorescent Lamps (CCFL) manufacturing company, 45.00% of the common stock of Sita, a manufacturer of small to medium size driver integrated circuits and 7.22% of the common stock of Apower, an investment holding and general trading company.

In November 2003, the Company purchased its 12.31% ownership in Cando concurrently with the purchase by an affiliate of 15.66% of Cando. The Company and the Company’s affiliate hold two board of director seats in Cando, and have significant influence over Cando’s day-to-day operations. As such, the Company began account for its investment in Cando under the equity method of accounting effective upon its initial investment in 2003. In February and May 2004, the Company made additional investments in Cando resulting in a 21.46% ownership at December 31, 2004.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In November 2004, AUO purchased 126,600 thousand shares of BenQ via open market, representing 5.47% of BenQ’s total outstanding shares. The total investment amounted to NT$4,108,923 thousand. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is amortized based on the nature of their source, except for those from permanent assets. If the source cannot be identified, such difference is amortized over five years using the straight-line method. As the Company and BenQ share a common chairman and chief executive officer, a second officer board member, and have other commercial relationships, the Company is deemed to have significant influence over BenQ. As such, the Company accounts for its investment in BenQ under the equity method of accounting.

In January 2005, the Company made additional investments in Wellypower. In the special shareholders meeting held on March 30, 2005, the Company obtained two board of director seats in Wellypower and have significant influence over Wellypower’s operating and financial policies. As such, the Company accounts for its investment in Wellypower under the equity method of accounting effective from January 1, 2005. In addition, the Company is also able to exercise significant influence over Wellypower’s subsidiary, Apower, through a combination of its influence on the operations of Wellypower and its direct investment. As such, the Company accounts for its investment in Apower under the equity method of accounting effective from January 1, 2005.

In January 2005, the Company purchased a 45% ownership in Sita. The Company holds one board of director seat in Sita and has significant influence over Sita’s operating and financial policies. As such, the Company accounts for its investment in Sita under the equity method of accounting effective from the date of initial investment.

In March 2003, the Company purchased its 20% ownership in FDTC. Under the terms of the purchase agreement, the Company maintained a board of director seat, entered into a technology licensing agreement, and participated in certain joint research and development projects related to TFT-LCD technologies. However, in August 2004, the Company sold half of its investment in FDTC and forfeited its right to appoint a member of the board of directors. The Company is no longer able to exercise significant influence over FDTC. As a result, starting September 2004, the investment in FDTC is accounted for by the cost method. In May 2005, the Company sold the remaining 10% interest in FDTC. The carrying amount of the investment was NT$198,530 thousand and gain on disposal of investment was NT$106,080 thousand.

Prior to January 1, 2005, as Patentop and FDTC were unable to forward their stand-alone audited financial statements in a timely manner, the Company recognized the income (loss) of these investees in the following year. Commencing January 1, 2005, ROC SFAS No. 5, “Long-Term Investments in Equity Securities”, as amended, requires the Company to recognize the income (loss) of investees on a current year basis. As a result, for the year ended December 31, 2005, the Company recognized investment loss of NT$11,294 thousand, of which NT$10,405 thousand was attributed to investment loss recognized for year ended December 31, 2004. Pursuant to ROC SFAS No. 35, “Accounting for Asset Impairment”, the Company evaluated its investment in Patentop and has determined that the carrying amount may not be recoverable. Therefore, the Company recognized impairment loss of NT$4,165 thousand for the year ended December 31, 2005.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31, 2005, the Company evaluated its investment in StarBex and has determined that the impairment is other than temporary. As a result, the Company recognized other than temporary impairment loss of NT$8,970 thousand.

(8)	Idle Assets, Interest Capitalization and Insurance Coverage on Property, Plant and Equipment

Idle assets as of December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

	NT$	NT$	NT$
	(in thousands)
Cost:
Land	478,214	478,214	14,580
Buildings	544,421	544,421	16,598
Machinery and other equipment	1,081,990	1,158,881	35,332

	2,104,625	2,181,516	66,510
Less: accumulated depreciation	(633,593)	(795,138)	(24,242)

	1,471,032	1,386,378	42,268
Less: allowance for devaluation on idle assets	(211,411)	(220,597)	(6,726)

	1,259,621	1,165,781	35,542

The above idle assets comprise mainly land, buildings, machinery and other equipment from the operations of the Company’s Chu-nan fab.

Interest capitalized amounted to NT$216,731 thousand, NT$516,436 thousand and NT$976,404 thousand for the years ended December 31, 2003, 2004 and 2005, respectively. The capitalization interest rates ranged from 2.27% to 5.23%, 1.725% to 5.265%, and 2.03% to 5.20% in 2003, 2004 and 2005, respectively.

Insurance coverage on property, plant and equipment amounted to NT$228,821,240 thousand and NT$308,878,980 thousand as of December 31, 2004 and 2005, respectively.

Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 18).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Short-term Borrowings

Short-term borrowings are bank loans used for the purchase of raw materials and other routine business operations.

The interest rates on short-term borrowings outstanding as of December 31, 2004 ranged from 1.40% to 2.90%. Unused available balance as of December 31, 2004 and 2005 amounted to NT$8,469,993 thousand and NT$25,141,089 thousand, respectively.

(10)	Long-term Borrowings

The components of long-term borrowings as of December 31, 2004 and 2005, are summarized below:

			December 31,

Bank/Lead Bank	Purpose	Term	2004	2005

			NT$	NT$	US$
			(in thousands)
International	Purchase of machinery,	From Dec. 23, 1999 through Dec. 23,	996,110	-	-
Commercial	equipment and building	2005. Repayable in 9 semi-annual
Bank of China		installments starting in Dec. 2001

International	Purchase of machinery,	From Dec. 21, 2000 through Dec. 21,	6,600,000	4,400,000	134,146
Commercial	equipment and building	2007. Repayable in 10 semi-annual
Bank of China		installments starting in June 2003

Chinatrust	Purchase of machinery,	From Sep. 21, 2000 through Sep. 21,	8,100,000	5,400,000	164,634
Commercial	equipment and building	2007. Repayable in 10 semi-annual
Bank		installments starting in Mar. 2003

Chinatrust	Purchase of machinery,	From April 25, 2003 through April 25,	14,691,700	14,783,500	450,717
Commercial	equipment and building	2010. Repayable in 9 semi-annual
Bank		installments starting in April 2006.
		Denominated in NTD and US dollars

International	Purchase of machinery,	From May 11, 2004 through May 11,	9,000,000	29,000,000	884,146
Commercial	equipment and building	2011. Repayable in 9 semi-annual
Bank of China		installments starting in May 2007.

Bank of Taiwan	Purchase of machinery,	From Dec. 18, 2004 through Dec. 18,	3,000,000	18,925,250	576,989
	equipment and building	2011. Repayable in 9 semi-annual
		installments starting in Dec. 2007.
		Denominated in NTD and US dollars

Bank of Taiwan	Purchase of machinery,	From Dec. 29, 2005 through Dec. 29,	-	3,000,000	91,463
	equipment and building	2012. Repayable in 9 semi-annual
		installments starting in Dec. 2008

Citi Bank	Purchase of machinery,	From April 10, 2003 through Nov. 14,	2,797,861	2,170,277	66,167
	equipment and building	2007. Repayable in 6 semi-annual
		installments starting in May 2005.
		Denominated in Renminbi

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			December 31,

Bank/Lead Bank	Purpose	Term	2004	2005

			NT$	NT$	US$
			(in thousands)
Citi Bank	Purchase of machinery,	From Oct. 12, 2004 through Nov. 14,	925,512	437,929	13,351
	equipment and building	2007. Repayable in 6 semi-annual
		installments starting in May 2005.
		Denominated in US dollars

Citi Bank	Purchase of machinery,	From Aug. 10, 2005 through Dec. 2,	-	919,466	28,033
	equipment and building	2009. Repayable in 6 semi-annual
		installments starting in June 2007.
		Denominated in US dollars and
		Renminbi

Industrial and	Purchase of machinery,	From June 11, 2002 through June 10,	219,809	231,916	7,071
Commercial	equipment and building	2007. Repayable in 2 semi-annual
Bank of China		installments starting in Dec. 2006.
		Denominated in Renminbi

Industrial and	Purchase of machinery,	From April 11, 2002 through April 10,	231,378	244,122	7,443
Commercial	equipment and building	2007. Repayable on April 10, 2007.
Bank of China		Denominated in Renminbi

Industrial and	Purchase of machinery,	From Aug. 31, 2004 through Aug. 31,	154,252	162,748	4,962
Commercial	equipment and building	2009. Repayable on Mar. 1, 2009.
Bank of China		Denominated in Renminbi

Bank of China	Purchase of machinery,	From June 10, 2002 through Mar. 19,	640,146	405,242	12,355
	equipment and building	2007. Repayable in 5 semi-annual
		installments starting in Mar. 2005.
		Denominated in Renminbi

Standard	Purchase of machinery,	From Dec. 31, 2004 through Nov. 11,	61,701	878,839	26,794
Chartered Bank	equipment and building	2009. Repayable in 6 semi-annual
		installments starting in June 2007.
		Denominated in Renminbi

Bank of	Purchase of machinery,	From Jan. 24, 2005 through Dec. 30,	-	813,740	24,809
America	equipment and building	2009. Repayable in 6 semi-annual
		installments starting in June 2007.
		Denominated in Renminbi

			47,418,469	81,773,029	2,493,080
	Less: current portion		(7,084,416)	(9,832,723)	(299,778)

			40,334,053	71,940,306	2,193,302

	Unused available balance		79,205,450	73,653,956	2,245,547

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into syndication loan agreements with several financial institutions to obtain credit facilities, for building construction projects and the purchase of TFT-LCD production line related machinery and equipment. The commitment fee is charged per annum, payable quarterly, based on the committed-to-withdraw but unborrowed balance, if any. No commitment fees were paid for the years ended December 31, 2004 and 2005. During the loan period, the current ratio, debt-equity ratio, times interest earned, tangible assets ratio and other financial ratios of the Company must comply with certain restrictions as specified in the agreements. The Company has complied with the aforementioned debt covenants in 2004 and 2005.

Interest rates on long-term borrowings outstanding as of December 31, 2004 and 2005 ranged from 1.77% to 5.02% and 2.36% to 5.27%, respectively. The long-term borrowings are at floating interest rates that reprice within one to six months.

The long-term borrowings are all secured. Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 18).

As of December 31, 2005, long-term borrowings and bonds payable that will become due during the next five years and thereafter are as follows:

	NT$	US$

	(in thousands)

2006	9,832,723	299,778
2007	20,445,139	623,328
2008	17,639,293	537,783
2009	21,135,374	644,371
2010	15,959,333	486,565
Thereafter	8,761,167	267,109

Total	93,773,029	2,858,934

(11)	Bonds Payable

Bonds payable as of December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

Secured bonds payable	6,000,000	12,000,000	365,854

Interest payable	15,472	84,603	2,579

Unissued available balance	-	5,000,000	152,439

F-24
			(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant terms of secured bonds payable are as follows:

	The first (2004) issuance	The first (2005) issuance

Par value	NT$6,000,000 thousand	NT$6,000,000 thousand
Issue date	April 23, 2004	June 6, 2005 ~ June 13, 2005
Issue price	At par value	At par value
Coupon rate	As stated below	As stated below
Duration	As stated below	June 6, 2005 ~ June 13, 2010
Bank that provided	International Commercial Bank of	Bank of Taiwan and other eight
guarantee	China and other eleven banks	banks
Redemption	As stated below	As stated below

The aforementioned secured bonds issued in 2004 can be divided into five types, namely, I, II, III, IV and V, based upon their respective issuance structures. Bond I has a fixed coupon rate of 1.43%, and the remaining are floating-rate based. However, the Company has entered into separate interest rate swap contracts that have the effect of converting the floating rates into fixed rates. Whereas Bond I is of a three-year term, the rest has a term of five years. The Company is obligated to repay the principal amount of each tranche under Bond I in full at maturity; the principal amount of tranche A~F under Bond II, tranche A, B, E, F under Bond III, and tranche A and B under Bond IV will be repaid in 3 installments in a proportion of 10/60, 25/60 and 25/60 at the end of year 3, 4 and 5, respectively, from its respective issuance date; tranche G and H under Bond II, tranche C and D under Bond III, tranche C and D under Bond IV, as well as tranche A~D under bond V will be repaid in 2 equal installments at the end of year 4 and 5 from its respective issuance date.

The aforementioned secured bonds issued in 2005 can be divided into two types, namely I and II based upon their respective coupon rates and interest calculation structure. While the Company is obligated to make annual interest payment for both types of bonds, Bond I is calculated based on simple interest and Bond II is calculated semi-annually based on compound interest. Based upon their respective issuance date, the bonds can be divided into six types, namely A, B, C, D, E and F, payable in two equal installments at the end of year 4 and 5 from their respective issuance dates.

The aforementioned bonds are secured by bank guarantees through an arrangement of a syndicated bank guarantee facility. Based on financial covenants under the syndicate agreement for the bond guarantee, the Company is obligated to maintain its current ratio, debt ratio, interest coverage ratio, and net tangible net worth at a certain level. The Company has complied with the aforementioned debt covenants in 2004 and 2005.

Bonds payable were pledged, please see note 18.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Retirement Plan

The following table sets forth the defined benefit obligation and accrued pension liabilities balance related to AUO’s retirement plan in the Republic of China as of December 31, 2004 and 2005:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(3,570)	(3,990)	(122)
Non-vested benefit obligation	(222,368)	(261,636)	(7,977)

Accumulated benefit obligation	(225,938)	(265,626)	(8,099)
Additions based on future salary increase	(260,503)	(299,866)	(9,142)

Projected benefit obligation	(486,441)	(565,492)	(17,241)
Fair value of plan assets	299,030	398,478	12,149

Funded status	(187,411)	(167,014)	(5,092)
Unrecognized pension loss	(16,748)	(16,762)	(511)
Unrecognized transitional liability	13,845	12,761	389

Accrued pension liabilities	(190,314)	(171,015)	(5,214)

The components of net periodic pension cost of AUO for 2003, 2004 and 2005 are summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	96,330	127,467	69,596	2,122
Interest cost	11,203	15,213	17,835	544
Expected return on plan assets	(6,995)	(7,571)	(11,322)	(345)
Amortization	1,320	4,303	1,084	33

Net pension cost	101,858	139,412	77,193	2,354

Defined contribution pension cost	-	-	170,573	5,200

AUA, AUS, AUJ, AUE, AUK, Raydium, Konly, AUSH and DPS have set up retirement plans based on local government regulations. AUL and DPL have not set up their retirement plans. Cash contributions to these plans are expensed when service is rendered, and amounted to NT$56,363 thousand, NT$95,927 thousand and NT$140,874 thousand for the years ended December 31, 2003, 2004 and 2005, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant actuarial assumptions used in the above calculations are summarized as follows:
		December 31,

	2003	2004	2005

Discount rate	3.50%	3.50%	3.50%
Rate of increase in future compensation levels	5.00%	3.50%	3.50%
Expected long-term rate of return on plan assets	3.50%	3.50%	3.50%

(13)	Stockholders’ Equity

(a)	Common stock and capital increase

Based on stockholder resolutions on May 29, 2003, the Company increased its authorized common stock to NT$58,000,000 thousand, par value NT$10 per share and of which reserved NT$1,000,000 thousand for issuance of certificates of employee stock options. In addition, the Company increased its common stock by NT$2,440,549 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$2,006,917 thousand, and NT$433,632 thousand, respectively.

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

Based on stockholder resolutions on June 14, 2005, the Company increased its common stock by NT$5,425,062 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$4,451,437 thousand and NT$973,625 thousand, respectively. The stock issuances described above were authorized by and registered with the government authorities. Pursuant to stockholder resolutions, the Company issued 330 million shares of its common stock in the form of 33 million ADS on July 22, 2005. Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS was US$15.35.

As of December 31, 2004 and 2005, the Company’s authorized common stock, par value NT$10 per share, amounted to NT$58,000,000 thousand and NT$70,000,000 thousand, respectively, and the issued common stock amounted to NT$49,580,409 thousand and NT$58,305,471 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Capital surplus

Pursuant to the Republic of China Company Law, the capital surplus has to be used to offset a deficit, and then the capital surplus resulting from the issuance of new shares at a premium and from donations received by the Company can be used to increase common stock. Furthermore, pursuant securities regulations, the total sum of capital surplus capitalized per year may not exceed 10 percent of the paid-in capital. Additionally, the capital surplus realized from a capital increase shall be capitalized only from the following fiscal year after the capital increase being registered by the Company with the competent authority.

(c)	Legal reserve

According to the Republic of China Company Law, the Company must retain 10 percent of its annual income as a legal reserve until such retention equals the amount of issued common stock. The retention is accounted for by transfers to a legal reserve upon approval at the annual stockholders’ meeting. The legal reserve can be used to offset an accumulated deficit and transferred to common stock however cannot be distributed as cash dividends.

(d)	Distribution of earnings and dividend policy

According to the Company’s articles of incorporation, 10% of the Company’s annual income, after offsetting any accumulated deficit, shall be set aside as a legal reserve. After establishing the legal reserve, earnings may be distributed in the following order in accordance with the Company’s articles of incorporation:

(i)	5 to 10 percent as employee bonuses

(ii)	At most 1 percent as remuneration to directors and supervisors

(iii)	The remainder, after retaining a certain portion for business consideration, as common stockholders’ dividends.

The appropriation of the Company’s net income may be distributed by way of cash dividend and/or stock dividend. Since the Company is in a capital-intensive industry, distribution of profits shall be made preferably by way of stock dividend. Distribution of profits may also be made by way of cash dividend, and the amount of that should exceed or equal 10% of total dividends. This cash dividend percentage may be adjusted depending on actual profit of the year and operational conditions.

According to Financial Supervisory Commission (“FSC”) regulations, when there is a deduction item in stockholders’ equity during the year, an amount equal to the deduction item before earnings distribution must be appropriated as a special reserve within retained earnings. The special reserve will be available for dividend distribution only after the related stockholders’ equity deduction item has been reversed.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Employee bonuses and directors’ remuneration appropriated from the distributable retained earnings of 2004 were as follows:

	Shares	NT$

	(in thousands)

Employee bonuses – stock (at par value)	97,363	973,625
Employee bonuses – cash		649,084
Directors’ and supervisors’ remuneration		37,447

		1,660,156

The shares issued from the above distribution were 1.96 percent of outstanding shares as of December 31, 2004.

If the above distributions were recorded as expenses in 2004, the pro forma information on earnings per share in 2004 would be as follows:

NT$

Basic earnings per common share after retroactive adjustment	4.93

Earnings distribution of fiscal year 2005 earnings has not been proposed by the board of directors and is still subject to approval at the stockholders’ meeting.

(e)	Treasury stock

Based on a board of directors resolution on December 16, 2002, the Company decided to purchase its own shares on the Taiwan Stock Exchange for use as employee bonus shares in future periods. The Company purchased treasury stock amounting to 12,000 thousand shares at a total cost of NT$250,981 thousand, during the years ended December 31, 2002 and 2003. The Company did not purchase treasury shares during the years ended December 31, 2004 or 2005.

The FSC regulations imposed on treasury stock transactions are as follows:

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Upon approval by the Financial Supervisory Commission of the ROC (FSC) on August 16, 2005, the Company transferred to its employees all of the treasury stock. Taking into consideration of increase in issued common stock, the Company calculated a transfer price at the Company’s original purchase price plus an interest factor determined over the holding period. Total selling price was NT$177,905 thousand. The difference between cost and selling price of NT$73,076 was deducted from retained earnings.

(14)	Income Taxes

(a)	The Company is authorized to be a “Science-based industry” as defined under the ROC Statute for the Establishment and Administration of Science-based Industrial Park and an “Important technology-based industry company” as defined under the Statute for Upgrading Industries.

Pursuant to these statutes, the Company and the extinguished Unipac have elected appropriate tax incentives, such as tax exemption for qualified TFT-LCD products/processes and investment tax credits for shareholders, based on initial investment and subsequent capital increases.

The followings are the details of the Company’s effective tax incentive provided by the Ministry of Finance as of December 31, 2005:

Year of investment	Tax incentive chosen	Tax exemption period

1999	Tax exemption of the Company’s L3A facility corporate
	income taxes for four years	2002~2005
1996	Tax exemption of the Company’s L5 facility corporate
	income taxes for five years	2003~2007
1999	Tax exemption of the Company’s L3B facility corporate
	income taxes for four years	2005~2008
1999, 2001	Tax exemption of the Company’s L6 facility
	corporate income taxes for five years	2005~2009

(b)	The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	-	355,761	1,521,732	46,394
Deferred income tax benefit	(86,669)	(294,415)	(1,048,303)	(31,960)

	(86,669)	61,346	473,429	14,434

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The differences between income tax expense (benefit) based on the Republic of China statutory income tax rate of 25% and the income tax expense (benefit) as reported in the accompanying consolidated statements of income for 2003, 2004 and 2005 are summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	3,893,315	7,006,049	4,023,642	122,672
Tax exemption	(1,090,748)	(1,424,088)	(479,973)	(14,633)
Investment tax credits	(4,655,687)	(7,144,655)	(4,813,223)	(146,745)
Tax on undistributed retained earnings	200,697	419,039	1,491,149	45,462
Increase in valuation allowance	1,593,391	1,031,632	127,211	3,878
Other	(27,637)	173,369	124,623	3,800

Income tax expense (benefit)	(86,669)	61,346	473,429	14,434

(c)	The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	1,777,511	2,313,606	70,537
Unrealized loss and expenses	297,218	443,809	13,531
Unrealized sales profit	162,507	715,238	21,806
Unrealized exchange gain	-	(57,755)	(1,761)
Inventories	225,667	295,999	9,024

	2,462,903	3,710,897	113,137
Valuation allowance	-	(1,011)	(31)

Net deferred tax assets – current	2,462,903	3,709,886	113,106

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Non-current:
Investment tax credits	9,674,319	9,929,707	302,735
Net operating loss carryforwards	598,437	11,594	353
Overseas investment loss (gain) under the equity
method	134,399	(89,961)	(2,743)
Other	161,415	78,550	2,395

	10,568,570	9,929,890	302,740
Valuation allowance	(8,804,979)	(8,931,179)	(272,292)

Net deferred tax assets	1,763,591	998,711	30,448

Deferred tax liabilities – property, plant and
equipment	(1,256,130)	(776,554)	(23,675)

Net deferred tax assets – non-current	507,461	222,157	6,773

	2,970,364	3,932,043	119,879

Total gross deferred tax assets	13,031,473	13,640,787	415,877
Total gross deferred tax liabilities	(1,256,130)	(776,554)	(23,675)
Total valuation allowance	(8,804,979)	(8,932,190)	(272,323)

	2,970,364	3,932,043	119,879

(d)	Investment tax credits

According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production and pollution control, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied in the final year. As of December 31, 2005, the Company’s remaining investment tax credits and their related expiration years were as follows:

Year of assessment	Unused tax credits		Expiration year

	NT$	US$
	(in thousands)
2002	2,201,625	67,123	2006
2003	3,302,753	100,694	2007
2004	2,726,050	83,111	2008
2005 (estimated)	4,012,885	122,344	2009

	12,243,313	373,272

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Loss carryforwards

Pursuant to Republic of China Income Tax Law, the Company has net operating loss carryforwards approved by the tax authorities. This loss carryforwards may be applied over a period of five years. As of December 31, 2005, the Company’s remaining loss carryforwards and their related expiration years were as follows:

Year of assessment	Loss carryforwards		Expiration year

	NT$	US$
(in thousands)
2003	9,655	294	2008
2004	21,064	642	2009
2005 (estimated)	15,655	477	2010

	46,374	1,413

(f)	The 2001 income tax return has been assessed by the tax authorities for additional tax payable due to dispute in Unipac’s loss carry forward of NT$3,546,535 thousand prior to combination with the Company was regarded as not eligible for use by the Company after the merger. The Company disagreed with the assessment and subsequently filed a tax appeal. The appeal is still under review. The Company has evaluated the impact on the financial statements and accrued additional income tax in 2004.

As of December 31, 2005, the tax authorities had assessed the income tax returns of the Company through 2001 and of Unipac through 2000.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information related to the ICA is summarized below:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	34,104,623	34,507,005	1,052,043

ICA balance	1,449	376,987	11,494

	For the year ended December 31,

	2004	2005 (estimated)

Creditable ratio for earnings distribution to the
Republic of China resident stockholders	1.89%	1.09%

(15)	Earnings Per Common Share

Earning per common share in 2003, 2004 and 2005 are computed as follows:

	For the year ended December 31,

	2003		2004		2005

	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax

	(in thousands)
Basic earnings per share:
Net income	15,573,259	15,659,928	28,024,198	27,962,852	16,100,420	15,626,991

Weighted average number of
shares outstanding (thousand shares):
Shares of common stock at
beginning of the year	4,015,255	4,015,255	4,340,237	4,340,237	4,946,041	4,946,041
Issuance of common stock
for cash	-	-	156,667	156,667	146,465	146,465
Issuance of shareholders
stock dividends
and employee stock bonus	244,055	244,055	305,804	305,804	542,506	542,506
Treasury stock	(2,926)	(2,926)	-	-	3,748	3,748
Certificates exchangeable for
common shares	33,044	33,044	-	-	-	-

Weighted average number of
shares outstanding during
the year	4,289,428	4,289,428	4,802,708	4,802,708	5,638,760	5,638,760

Retroactive adjustment of
capitalization of retained earnings	803,680	803,680	526,785	526,785

Retroactively adjusted weighted
average outstanding shares	5,093,108	5,093,108	5,329,493	5,329,493

Basic earnings per share	3.63	3.65	5.84	5.82	2.86	2.77

Basic earnings per share –
retroactively adjusted	3.06	3.07	5.26	5.25

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,

	2003

	Pre-tax	After tax

	(in thousands)
Diluted earnings per share:
Net income	15,573,259	15,659,928
Effects of potential common shares:
Adjustment for interest of
convertible bonds payable	34,301	25,726

	15,607,560	15,685,654

Shares of common stock at beginning of the year	4,015,255	4,015,255
Potential number of common shares
assumed upon conversion of convertible bonds	50,908	50,908
Issuance of common stock for cash	-	-
Treasury stock	(2,926)	(2,926)
Issuance of shareholders stock dividends and employee stock bonus	244,055	244,055
Certificates exchangeable for common shares	33,044	33,044

Weighted average number of shares outstanding during the year	4,340,336	4,340,336

Retroactive adjustment of capitalization of retained earnings	813,219	813,219

Retroactively adjusted weighted average outstanding shares	5,153,555	5,153,555

Diluted earnings per share	3.60	3.61

Diluted earnings per share – retroactively adjusted	3.03	3.04

(16)	Financial Instruments

	(a)	Non-derivative financial instruments

The Company’s non-derivative financial assets include cash and cash equivalents, short-term investments, notes and accounts receivable, receivables from related parties, other financial assets, restricted cash in banks, refundable deposits and long-term investments. The Company’s non- derivative financial liabilities consist of short-term borrowings, long-term borrowings, bonds payable, accounts payable, payables to related parties, and equipment and construction in progress payables.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2004 and 2005, the carrying amounts of non-derivative financial instruments that were not equal to their fair values were as follows:

	December 31, 2004		December 31, 2005

	Fair value	Carrying amount	Fair value		Carrying amount

	NT$	NT$	NT$	US$	NT$	US$
	(in thousands)
Assets:
Short-term investments	1,638,292	1,586,504	1,697,414	51,750	1,586,504	48,369
Long-term investments:
Fair value (available)	4,493,857	4,116,397	6,209,126	189,303	3,805,433	116,019
Fair value (not available)	-	1,834,291	-	-	1,512,439	46,111
Liabilities:
Bonds payable	5,784,437	6,000,000	11,951,724	364,382	12,000,000	365,854

The following methods and assumptions are used to estimate the fair value for each class of non-derivative financial instruments:

1.	The carrying amounts of cash and cash equivalents, notes and accounts receivable, restricted cash in banks, refundable deposits, other current financial assets, accounts payable, payables to related parties, equipment and construction in progress payables and short-term borrowings approximate their fair value due to the short-term nature of these items.

2.	The fair value of short-term investments is based on publicly quoted market prices.

3.	It is not practicable to determine the fair value of long-term equity investments when these investments are not publicly traded. Refer to note 7 for information on the carrying amount.

4.	Long-term borrowings are obtained at floating rates. The fair value approximates their carrying value. Refer to note 10.

5.	The fair value of bonds payable is based on the present value using market interest rates of similar issuances by companies with comparable credit ratings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Derivative financial instruments

	1.	Interest rate swaps

The Company has entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with rising interest rates on its floating rate long-term debt. As of December 31, 2004 and 2005, interest rate swap contracts outstanding were as follows:

December 31, 2004

Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value

		NT$			NT$
(in thousands)
2003	January 8, 2008~	14,500,000	1.65%~2.54%	1.007%~1.059%	(174,799)
	December 11, 2008
2004	January 16, 2009~	4,500,000	2.18%~2.78%	1.006%~1.091%	(94,303)
	July 13, 2009
2004	April 23, 2007~	5,500,000	1.43%	1.78%~3.50%	(44,800)
	April 23, 2009

					(313,902)

December 31, 2005

Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value

		NT$			NT$
(in thousands)

2003	January 8, 2008~	14,500,000	1.65%~2.54%	1.426%~1.458%	(168,533)
	December 11, 2008
2004	January 16, 2009~	4,500,000	2.18%~2.78%	1.42%~1.503%	(98,890)
	July 13, 2009
2004	April 23, 2009	5,500,000	1.43%	0%~3.0001%	(46,282)
2005	September 14, 2010~	1,000,000	2.03%~2.05%	1.454%~1.473%	(586)
	September 21, 2010

					(314,291)

These agreements require the Company to make periodic fixed rate payments while receiving periodic variable rate payments indexed to the 90-day Taipei Money Market Secondary middle rate.

The interest expense resulted from these interest rate swap contracts for the years ended December 31, 2003, 2004 and 2005 was NT$128,987 thousand, NT$233,110 thousand and NT$184,136 thousand, respectively.

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

As of December 31, 2004 and 2005, the details of foreign currency forward contracts outstanding were as follows:

December 31, 2004

Buy	Sell	Contract amount		Fair value	Settlement date	Maturity amount

				NT$
			(in thousands)
NTD	USD	US$	505,000	382,593	January 10, 2005~	NTD	16,450,143
					March 10, 2005
YEN	NTD	NT$	6,400,303	(21,279)	January 11, 2005~	YEN	20,600,000
					February 15, 2005
YEN	USD	US$	13,500	2,111	January 11, 2005~	YEN	1,390,605
					February 14, 2005
USD	NTD	NT$	472,000	4,850	March 10, 2005	USD	15,000

				368,275

December 31, 2005

Buy	Sell	Contract amount		Fair value	Settlement date	Maturity amount

				NT$
				(in thousands)

NTD	USD	US$	838,000	449,283	January 10, 2006~	NTD	27,903,200
					February 27, 2006
YEN	NTD	NT$	17,595,929	(286,768)	January 10, 2006~	YEN	61,900,000
					March 10, 2006
YEN	USD	US$	8,000	1,274	January 6, 2006~	YEN	945,021
					February 10, 2006

				163,789

The fair value of the derivative financial instruments is estimated based on quoted market prices from brokers or banks.

F-38
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2003, 2004 and 2005, the unrealized gain based on the spot rates of the above foreign currency forward contracts were NT$100,043 thousand, NT$381,145 thousand and NT$290,207 thousand, respectively.

The realized gain (loss) resulting from foreign currency forward contracts were NT$764,757 thousand, NT$588,502 thousand and NT$(1,094,308) thousand in 2003, 2004 and 2005, respectively.

The details of the above foreign currency forward contracts balance included in other current financial assets as of December 31, 2004 and 2005 are as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

Foreign currency forward contracts receivable	23,774,288	45,492,249	1,386,959
Foreign currency forward contracts payable	(23,421,268)	(45,374,351)	(1,383,364)
Unamortized premium	10,539	85,135	2,595

Foreign currency forward contracts receivable, net	363,559	203,033	6,190

(c)	Credit and other risks relating to financial instruments

	1.	Credit risk relating to non-derivative instruments

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

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industry. The Company continuously evaluates the credit quality of its customers. If necessary, the Company will require collateral from those customers. In addition, the Company evaluates the collectibility of trade receivables and provides adequate allowance for bad debts, if necessary. It is management’s belief that there will be no significant losses due to concentration of credit.

F-39
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-40
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company

Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron
Wistron Infocomm Manufacturing (Kunshan) Co., Ltd (“WEKS”)	Subsidiary of Wistron
United Microelectronics Corp. (“UMC”)	Shareholder and represented on the Company’s board of directors (note 1)
Novatek Microelectronics Corp. (“Novatek”)	Investee of UMC (note 1)
Applied Component Technology Corp. (“ACT”)	Investee of UMC (note 1)
Faraday Technology Corp. (“Faraday”)	Investee of UMC (note 1)
BenQ Mexican, S.A. De C. V. (“BQX”)	Subsidiary of BenQ
Darfon Electronics Corp. (“Darfon”)	Subsidiary of BenQ
Daxon Technology Inc. (“Daxon”)	Subsidiary of BenQ
BenQ Technologies Czech S.V.O. (“BQZ”)	Subsidiary of BenQ
BenQ (IT) Co., Ltd. Suzhou (“BQS”)	Subsidiary of BenQ
BenQ Optronics (Suzhou) Co. Ltd. (“BQOS”)	Subsidiary of BenQ
Cando Corporation (“Cando”)	The Company’s affiliate, and the Company is represented on its board of directors
Fujitsu Display Technologies Corporation (“FDTC”)	The Company is represented on its board of directors (note 2)
Wellypower Optronics Corporation	Investee of Konly

Note 1:	Since UMC has disposed more than half of its shares held in AUO on April 22, 2004, its membership of the board of directors has been dissolved. Consequently, UMC and the investees of UMC are not regarded as AUO’s related parties, and the amount of transactions between them and AUO are disclosed until the end of April 2004.

Note 2:	Due to disposition of FDTC shares in August 2004, the FDTC shares held by AUO have decreased to 10%, and AUO does not have significant influence to FDTC. Consequently, FDTC is not regarded as AUO’s related party, and the amount of transactions between FDTC and AUO are disclosed until the end of August 2004.

F-41
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Significant transactions with related parties

	1.	Sales

Net sales to related parties were as follows:
	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

BQS	18,781,418	30,030,189	26,532,871	808,929
Acer	3,894,690	6,733,616	8,999,415	274,372
BenQ	1,534,748	2,310,915	2,083,647	63,526
WKS	-	819,631	961,816	29,324
WEKS	-	-	826,929	25,211
Wistron	736,320	931,678	393,157	11,986
BQX	1,569,498	850,691	370,150	11,285
BQOS	3,118	132,753	354,655	10,813
BQZ	-	-	210,846	6,428
WPH	641,726	906,906	167,742	5,114
FDTC	769,492	2,136,101	-	-
ACT	858,520	164,972	-	-
Others	4,553	64,325	97,895	2,985

	28,794,083	45,081,777	40,999,123	1,249,973

The collection terms for sales to related parties and other customers are month-end 30~45 days and 30~60 days respectively. The average collection days for sales to related parties for the years ended December 31, 2003, 2004 and 2005 are 58 days, 44 days and 59 days, respectively, and for other customers are 43 days, 41 days and 52 days, respectively. The product price and other terms for sales to related parties are similar to those with unrelated customers.

F-42
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2004 and 2005, receivables resulting from the above transactions were as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

BQS	4,007,503	4,821,840	147,007
Acer	521,844	1,967,407	59,982
BenQ	475,784	409,520	12,485
BQX	85,144	215,997	6,585
BQZ	-	132,768	4,048
WEKS	-	103,771	3,164
BQOS	-	63,456	1,935
Wistron	116,164	51,313	1,564
WPH	53,761	27,704	845
WKS	213,020	349	11
FDTC	14,804	-	-
Others	13,055	21,203	646
Less: allowance for doubtful accounts and sales returns and discounts	(83,079)	(99,481)	(3,033)

	5,418,000	7,715,847	235,239

2.	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Cando	1,494,354	2,551,073	2,986,751	91,059
Daxon	-	-	676,729	20,632
Darfon	-	113,266	203,737	6,212
Novatek	1,440,428	537,578	-	-
FDTC	310,707	316,122	-	-
Faraday	175,593	60,432	-	-
BenQ	218,414	-	-	-
Others	5,301	433	58,626	1,787

	3,644,797	3,578,904	3,925,843	119,690

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The purchase prices and payment terms with related parties were not materially different from those with unrelated vendors. The payment terms were both 30 to 120 days in 2004 and 2005. The purchase price and other terms for purchase from related parties are similar to those from unrelated customers.

As of December 31, 2004 and 2005, payables resulting from the above purchases were as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

Cando	633,938	1,111,363	33,883
Daxon	-	608,060	18,538
Others	91,367	133,686	4,076

	725,305	1,853,109	56,497

3.	Acquisition of property, plant and equipment

Pursuant to board of directors resolution on January 12, 2005, the Company purchased the originally leased land at Lungtan from ASD for cash consideration of NT$2,774,000 thousand. In addition, acquisition of other property, plant, equipment and computer software from Acer, ACT, Novatek and Faraday and others for the years ended December 31, 2003, 2004 and 2005 amounted to NT$24,731 thousand, NT$7,060 thousand and NT$29,794 thousand, respectively.

As of December 31, 2004 and 2005, the payables resulting from the above transactions were fully paid.

4.	Sale of equipment

Sale of equipment to UMC and others for the year ended December 31, 2003, amounted to NT$7,500 thousand. The related loss amounted to NT$8,184 thousand which were included in non-operating loss. As of December 31, 2004, the receivables resulting from the above transactions were collected completely.

F-44
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5.	Technology-related fees and research and development

In 2003, the Company entered into a patent and technology agreement with FDTC. Pursuant to the agreement, the Company is required to pay an initial fee of NT$437,655 thousand and a fixed annual royalty fee. The initial fee is capitalized as an intangible asset and amortized over the estimated useful life whereas the fixed annual royalty fee is recorded as a research and development expense.

In March 2003, the Company also signed a collaborative research and development contract with FDTC that required the Company to pay a portion of certain project expenses on joint TFT-LCD research and development projects. The contract was cancelled in July 2004.

For the years ended December 31, 2003 and 2004, total technology-related fees amounted to NT$244,574 thousand and NT$182,302 thousand, respectively.

6.	Operating leases and others

The Company entered into lease agreements for land, building, dormitory and equipment with related parties. The related rent expenses and administration fees for the years ended December 31, 2003, 2004 and 2005, were as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Acer	-	19,484	22,916	699
ASD and MTI	89,337	89,528	-	-
Others	9,948	240	526	16

	99,285	109,252	23,442	715

The Company’s prepaid rent for the above lease agreements amounted to NT$6,565 thousand and NT$0 thousand as of December 31, 2004 and 2005, respectively.

F-45
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2004 and 2005, refundable deposits resulting from the above transactions were as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

ASD and MTI	867,000	-	-
Acer	3,245	3,245	99

	870,245	3,245	99

The Company leased part of its facility to related parties. The rental income amounted to NT$30,589 thousand, NT$21,819 thousand and NT$17,276 thousand for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2004 and 2005, rental and other receivables, were NT$2,358 thousand and NT$10,267 thousand, respectively. The rental price and other terms for related parties are similar to those with unrelated customers.

Amounts paid to related parties for reimbursement of miscellaneous expenditures such as electricity, telecommunications etc. paid on behalf of the Company amounted to NT$160,247 thousand, NT$119,147 thousand and NT$78,908 thousand for the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2004 and 2005, amounts due to related parties that resulted from lease agreements and operating expenses were NT$25,277 thousand and NT$52 thousand, respectively.

During 2004 and 2005, the Company collected on behalf of Cando NT$812,136 thousand and NT$492,261 thousand, respectively, for purchases of equipments and materials. As of December 31, 2004 and 2005, the receivables resulting from the above transactions were NT$0 and NT$40,686 thousand, respectively.

During 2005, the Company received cash dividends of NT$189,900 thousand and NT$17,020 thousand from its investments in BenQ and Wellypower, respectively, which have been recorded as a deduction in the long-term investment account.

F-46
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Pledged Assets

Assets pledged as collateral are summarized below:

		December 31,

Pledged assets	Pledged to secure	2004	2005

		NT$	NT$	US$
		(in thousands)
Restricted cash in banks	Oil purchase, customs duties
	and guarantees for foreign workers	29,200	32,200	982
Building,	Long-term borrowings	5,162,745	6,867,162	209,365
Machinery and	Long-term borrowings and
equipment	bonds payable	84,182,259	108,651,713	3,312,552

		89,374,204	115,551,075	3,522,899

(19)	Commitments and Contingencies

	(a)	Outstanding letters of credit

As of December 31, 2004 and 2005, the Company had the following outstanding letters of credit:

	December 31,

Currency	2004	2005

	(in thousands)

USD	9,741	4,884
JPY	3,144,102	11,731,873
NTD	-	95,578

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment from foreign suppliers. The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

F-47
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Technology and licensing agreements

The Company has entered into technical cooperation and patent licensing agreements with Matsushita Electric Industrial Co., Ltd. (Matsushita), Semiconductor Energy Laboratory Co., Ltd. (SEL), Toppan Printing Co., Ltd. (Toppan), Fujitsu Limited, Hitachi Displays Ltd., Guardian Industries Corp., Sharp Corporation (Sharp) and others. Pursuant to the terms of each signed agreement, the Company is required to pay fixed license and patent fees and/or royalties based upon its use of technology and patents. Fixed license and patent fees are capitalized as intangible assets and amortized over their estimated useful lives.

The details of the above capitalized technology fixed license and patent fees for product and process technology were as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Technology fixed license and patent fees	6,619,143	6,619,144	8,503,838	259,263
Less: accumulated amortization	(4,381,207)	(5,556,397)	(6,020,509)	(183,552)

	2,237,936	1,062,747	2,483,329	75,711

Amortization expense for capitalized technology fixed license and patent fees amounted to NT$1,170,409 thousand, NT$1,175,190 thousand and NT$563,906 thousand for the years ended December 31, 2003, 2004 and 2005, respectively.

(c) Purchase commitments

In March 2005, the Company entered into a non-cancelable long-term materials supply agreement with Corning Display Technologies Taiwan Co. Ltd. (Corning Taiwan) for the supply of LCD glass substrates. The contract runs from March 9, 2005 to June 30, 2009. In accordance with the contract, the Company makes prepayments to Corning Taiwan in several installments during the contract period which will be deductible from subsequent purchases. The portion of prepayments which are expected to be utilized within one year is included in current assets. The non-current portion is included under other assets.

As of December 31, 2004 and 2005, outstanding commitments for purchase agreements for major property, plant and equipment totaled NT$72,319,749 thousand and NT$41,967,317 thousand, respectively.

F-48
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Operating lease agreements

The Company entered into land lease agreements with the Science Park Administration Bureaus for a period of 20 years. In accordance with the lease agreements, rental payments are subject to 5 percent adjustment each year and/or as the government reappraises the land value.

Future minimum lease payments as of December 31, 2005, under the existing non-cancelable agreements are:

Years	Minimum lease payments

NT$
(in thousands)

2006	98,911
2007	98,911
2008	98,911
2009	98,911
2010	98,911
After 2011	892,237

Rental expense for operating leases amounted to NT$191,361 thousand, NT$218,716 thousand and NT$160,550 thousand in 2003, 2004 and 2005, respectively.

(e) Litigation

Since March 2002, Sharp Corporation (Sharp) has launched a series of legal proceedings with regard to alleged patent infringements against the Company and its customers in the United States District Court of U.S.A. and the Tokyo District Court requesting for damages. On July 6, 2005, the Company settled some of the disputes relating to LCD panels for personal computer applications and entered into a patent cross license agreement with Sharp, taking retroactive effect as of July 1, 2005. In March 2006, the Company settled remaining outstanding disputes with Sharp. Refer to the second paragraph in Note 20.

In April 2004, Commissariat AL’energie Atomique (CEA) launched a common plea with regard to alleged patent infringement against the Company in the United States District Court of Delaware. This litigation is in the final phase. As of December 31, 2005, the Company believes that the resolution of this litigation will not have material effect on the Company’s results of operations or financial position.

To the Company’s knowledge, there are no other asserted or unasserted claims or litigation that could have or that have in the recent past, had any significant impact on its business results, financial condition, ownership of assets, and liabilities or results of operation.

F-49
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Subsequent Events

In January 2006, the Company signed a patent cross-license agreement with Samsung Electronics Co., Ltd. (Samsung) that covers patents in the area of TFT-LCD and OLED. Pursuant to the terms in the agreement, the Company is required to pay license fees during the term of the agreement. This agreement enhances both companies’ relationship in the development and delivery of innovative digital consumer electronics products by sharing each other’s respective technologies.

In March 2006, the Company and Sharp entered into an amended patent cross license agreement to supersede the agreement signed in July 2005 in its entirety and expand the scope to include other LCD panels. Pursuant to the terms in the agreement, the Company is required to pay license fees during the term of the agreement.

On April 7, 2006, the boards of directors of the Company and Quanta Display Inc. (QDI) entered into a merger agreement. Pursuant to the agreement, QDI will be merged into the Company with QDI shares being exchanged for the Company’s shares at a 3.5 to 1 conversion ratio, subject to certain adjustments. Consequently, the Company expects to issue 1,475,435,221 common shares. The merger is subject to shareholders approval for both QDI and the Company, and is also subject to regulatory approvals. The Company expects to consummate the transaction on or near October 1, 2006. If the proposed merger with QDI is completed based on the terms of the proposed agreement, the Company expects to account for the merger as a business combination using the purchase method of accounting in accordance with ROC GAAP. The fair value of the shares issued by the Company to QDI’s shareholders will be allocated to the fair value of the QDI’s assets acquired and liabilities assumed. Any excess of the fair value of the purchase consideration over the fair value of QDI’s identifiable net assets acquired will be assigned to goodwill. If consummated, the merger with QDI is expected to have a significant impact on the Company’s consolidated financial position and its future consolidated operating results and cash flows. The amount of purchase consideration is calculated based upon the conversion ratio however should certain events stipulated in the merger agreement occur before the consummation date, such as capital increases, material assets dispositions or the need to adjust the conversion ratio to obtain approval from relevant governmental authorities, the ratio is subject to negotiation and adjustment by both parties’ board of directors authorized by shareholders’ meetings respectively. The Company has not made any effort to determine the amount of such consideration to be allocated to the assets acquired and liabilities assumed.

(21)	Industrial Segment Information

(a) Industrial information

The Company consists of a single reportable operating segment, namely, the research, development, production and sale of TFT-LCDs and other flat panel displays.

(b) Geographic information

Geographical breakdown of sales for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

F-50
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	44,557,727	68,274,912	82,473,265	2,514,429
The People’s Republic of China	38,951,410	64,288,311	76,147,847	2,321,581
Other (individually less than 10% of total net sales)	21,351,505	35,548,346	58,767,276	1,791,685

	104,860,642	168,111,569	217,388,388	6,627,695

Sales are attributed to countries based upon the origin of the sales.

F-51
		(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s TFT-LCD manufacturing process can be divided into three primary steps, namely the array process, cell process and module-assembly process. The array and cell processes are capital-intensive thus require highly automated production equipment. The module-assembly process is highly labor-intensive thus the Company has moved majority of the module-assembly operations to the PRC since 2002. Geographical breakdown of long-lived assets as of December 31, 2003, 2004 and 2005 are summarized as follows:

	December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	98,572,820	151,409,890	211,863,809	6,459,262
The People’s Republic of China	5,890,487	10,645,228	12,904,003	393,415
Other	2,994	10,373	8,137	248

	104,466,301	162,065,491	224,775,949	6,852,925

(c)	Major customer information

For the years ended December 31, 2003, 2004 and 2005, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,

	2003		2004		2005

	Amount	%	Amount	%	Amount		%

	NT$		NT$		NT$	US$
	(in thousands)

BQS	18,781,418	18	30,030,189	18	26,532,871	808,929	12

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-53
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 1, 2001

NT$
(in thousands)

Current assets	10,566,296
Long-term investments	38,767
Property, plant and equipment	30,568,067
Intangible assets	8,730,382
Goodwill	11,599,692
Other assets acquired	443,961

Total assets	61,947,165

Current liabilities	2,763,917
Long-term debt	18,615,702
Other liabilities	930,645

Total liabilities assumed	22,310,264

Net assets acquired	39,636,901

Of the NT$8,730,382 thousand of acquired intangible assets, NT$53,450 thousand was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. The remaining NT$8,676,932 thousand of acquired intangible assets has a weighted average useful life of approximately 88 months and no estimated residual value. Such intangible assets include large-size TFT-LCD panel’s product and process technology of NT$3,123,655 thousand and small and mid-size TFT-LCD panel’s product and process technology of NT$5,553,277 thousand. The key technology for small and mid-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents. The key technology for large-size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita, product technologies developed by Unipac and the three related patents.

The fair value of Unipac’s inventory (represented by estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort) was less than its carrying amount by approximately NT$387,901 thousand at September 1, 2001. As a result, the amount allocated to Unipac’s inventory in connection with the purchase price allocation performed under US GAAP was NT$387,901 thousand less than the carrying value of Unipac’s inventory under ROC GAAP. All of the affected inventory was sold by December 31, 2002.

The remaining purchase price of NT$11,599,692 thousand was allocated to goodwill. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, goodwill arising from purchase business combinations are not amortized but are tested for impairment. Amortization of goodwill is not deductible for tax purposes.

F-54
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

For US GAAP purposes, the Company has applied the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 classifies intangible assets into three categories: 1) intangible assets with definite lives subject to amortization; 2) intangible assets with indefinite lives not subject to amortization; and 3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate that the carrying value may not be recoverable. The Company has no intangible assets with indefinite lives.

The Company performs tests of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. The Company has determined that it is a single reporting unit for purposes of testing goodwill for impairment. Accordingly, the Company compares its total stockholders’ equity (determined on a US GAAP basis) to its market value (based on the quoted value of its common stock) on the impairment evaluation date to determine if goodwill is potentially impaired. Based on these assessments, the Company concluded that goodwill was not impaired.

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

F-55
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Compensation

	1.	Remuneration to directors and supervisors

According to AUO’s articles of incorporation, a remuneration amount up to 1% of annual distributable earnings may be paid to its directors and supervisors. Under ROC GAAP, such payments are charged directly to retained earnings in the period stockholders approve such payment and treated as financing activities in the statements of cash flows.

Under US GAAP, such cash payments are recorded as compensation expense in the period when the related services are rendered and treated as operating activities in the statements of cash flows.

	2.	Employee bonuses

Certain employees of AUO are entitled to bonuses in accordance with provisions of AUO’s articles of incorporation, which specify a bonus amount ranging from 5 % to 10 % of annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued. Under US GAAP, employee bonus expense is charged to income in the year services are provided. Shares to be issued as part of these bonuses are recorded at fair value determined at the date on which the number of shares to be issued is known. Since the amount and form of the bonuses are not determinable until the stockholders’ meeting in the subsequent year, the total amount of the bonus is initially accrued based on the Company’s best estimation of employee bonus to be paid in cash. Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized in the year of approval by the stockholders.

	3.	Transfer of treasury stock to employees

Based on board of directors resolution on December 16, 2002, the Company decided to purchase its own shares on the Taiwan Stock Exchange for use as employee bonus shares in future periods. During 2002 and 2003, the Company purchased treasury stock amounting to 12,000 thousand shares at a total cost of NT$250,981 thousand. None of the treasury stock had been disposed of or transferred to employees as of December 31, 2004. Upon approval by the Financial Supervisory Commission of the ROC (FSC) on August 16, 2005, the Company transferred to its employees all of the treasury stock at a price below the carrying value of the treasury stocks. The plan prescribed a service condition of one year. Pursuant to the terms in the transfer agreement, 50% of the shares was deemed vested upon grant date and the remaining 50% nonvested until the fulfillment of service requisite period.

F-56
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under ROC GAAP, the Company adopted SFAS No. 30, “Accounting for Treasury Stock”, and accounts for the transaction as a disposal of treasury stocks. The difference between the selling price and carrying value of treasury stocks is offset against capital surplus.

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation” and evaluated the arrangement as an employee stock purchase plan (ESPP) that grants rights to purchase shares at the stated price and has no option feature. Compensation cost is measured as the excess of the quoted market price over the exercise price at the date of grant taking into account of expected forfeiture rate. Pursuant to the terms in the transfer agreement, the Company recognized compensation cost of NT$215,580 thousand immediately to current operations on the grant date and accrued NT$215,580 thousand as deferred compensation cost, NT$67,922 thousand of which was charged to current operations for the year ended December 31, 2005.

(c) Equity method investments

When the Company has the ability to exercise significant influence over the operating and financial policies of investees (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on investee’s books. Any unallocated difference is treated as investor level goodwill. Under ROC GAAP, the amount of unallocated difference is amortized over five years. Under US GAAP, it is not amortized. Rather, the carrying value of the total investment is assessed for impairment. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (APB 18), the equity method is to be applied retroactively from the date significant influence is obtained.

If an investee company issues new shares and the shareholders do not acquire new shares in proportion to their original ownership percentage, the investor’s equity in the investee’s net assets will be changed. Under ROC GAAP, the change in the equity interest shall be used to adjust the capital surplus and the long-term investments accounts. If a company’s capital surplus is not sufficient to offset the adjustment to long-term investment, the difference shall be debited to retained earnings. Under US GAAP, subsequent investments are treated as a step acquisition and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired. When the company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in investee’s equity shall be recognized directly to equity as a capital transaction in accordance with SAB 51, “Accounting for Sales of Stock by a Subsidiary”. This policy has been consistently applied.

F-57
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to January 1, 2005, as permitted under ROC GAAP, the Company recognized its equity income (loss) of investees in the following year on a one-year lag basis. Commencing January 1, 2005, as required by the amended ROC SFAS No.5, “Long-Term Investments in Equity Securities”, the Company recognizes the income (loss) of investees on a current year basis. Under US GAAP, the company recognizes the income (loss) of investees on a current year basis in accordance with the APB 18.

In March 2003, the Company purchased a 20% equity ownership in FDTC resulting in recognition of investor level goodwill of NT$240,179 thousand. In August 2004, the Company disposed 10% ownership in FDTC and became unable to exercise significant influence over FDTC. As a result starting from September 2004, the investment in FDTC is accounted for by the cost method. In May 2005, the Company sold the remaining 10% ownership in FDTC at a gain of NT$73,009 thousand.

In November 2003, the Company purchased a 12.31% ownership in Cando and accounted for its investment under the equity method of accounting. The Company recognized investor level goodwill of NT$22,769 thousand. In February and May 2004, the Company made additional investments in Cando. Under ROC GAAP, the Company charged NT$153,569 thousand to retained earnings in 2004. Under US GAAP, the subsequent investments are treated as a step acquisition and the Company therefore recognized investor level goodwill of NT$230,616 thousand.

In 2004, the Company purchased a 5.47% ownership in BenQ and accounted for its investment under the equity method of accounting. The Company recognized investor level goodwill of NT$1,120,275 thousand. In 2005, the Company’s equity interest in BenQ was diluted as a result of non-participation in investee’s capital increase and other changes in BenQ’s equity during the year. Under ROC GAAP, the Company recognized NT$164,910 thousand to increase capital surplus and charged NT$86,500 to retained earnings. Under US GAAP, the Company adjusted NT$78,410 thousand to capital surplus.

On October 1, 2005, BenQ acquired Siemens’ mobile phone business and recognized negative goodwill of NT$5,727,307 thousand under ROC GAAP. Negative goodwill is amortized under ROC GAAP. Under US GAAP, the entire amount has been recognized as an extraordinary gain in the statements of income. As required by APB 18, the Company recognized its proportionate share of extraordinary gain reported by its investee.

F-58
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to January 1, 2005, Patentop and FDTC were unable to forward their stand-alone audited financial statements in a timely manner. Under ROC GAAP, the Company recognized the income (loss) of these investees in the following year. Commencing January 1, 2005, income (loss) of Patentop has been recognized on a current year basis. Under US GAAP, the Company recognizes its equity in the income (loss) of Patentop and FDTC in the current year on a current year basis.

In January 2005, the Company made additional investments in Wellypower and accounted for its investment prospectively under the equity method of accounting under ROC GAAP. The Company did not retroactively apply the equity method of accounting for its investment in Wellypower under US GAAP because the effects on prior periods are immaterial. The Company recognized investor level goodwill of NT$8,442 thousand as a result of these additional investments.

(d)	Marketable securities

Under ROC GAAP, marketable securities are carried at the lower of aggregate cost or market. The fair value is determined by the average price for one month before the balance sheet date. Under US GAAP, marketable securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. The fair value is determined as of the balance sheet date. Marketable securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable securities not classified as trading securities are classified as available- for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. However, when the investment is deemed to be other than temporarily impaired, it is written down to fair value at the end of the period of assessment through a charge to earnings.

The Company had no trading or held-to-maturity securities as of December 31, 2004 and 2005. At December 31, 2004, the unrealized loss of one of the Company’s available-for-sale securities was in a continuous unrealized loss position for more than twelve months, amounted to NT$922,901 thousand. The Company determined that the impairment was other than temporary, and as a result, the unrealized loss of NT$922,901 thousand was written off to current operations.

(e)	Provision for inventory obsolescence and devaluation

A provision for inventory obsolescence and devaluation is recorded when management determines that the realizable values of inventories are less than their cost basis. Under ROC GAAP, such provisions can be reversed in whole or in part if management further determines that the realizable values of inventories are greater than their cost basis. Under US GAAP, provisions for inventory obsolescence and devaluation become a permanent adjustment to the carrying amount of the specific inventory, and cannot be reversed once they are recorded.

F-59
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Land cost

Pursuant to board of directors resolution on January 12, 2005, the Company purchased land in Lungtan which was previously leased by the Company from Aspire Service and Development Inc. (ASD). Prior to the acquisition, the lease arrangement was subject to rent escalation adjustment of 5% each year. As a result, under US GAAP, the Company recognized a cumulative escalation adjustment of rental expense of NT$86,278 thousand since prior years. At the time of acquisition, the liability was eliminated and the cost of land was reduced by this amount under US GAAP.

(g)	Convertible bonds

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

(h)	Shareholders stock dividends paid

Under ROC GAAP, shareholders stock dividends paid are recorded at par value, with a charge to retained earnings. Under US GAAP, generally if the ratio of distribution is less than 25 % of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The effect of stock dividends issued in 2004 and 2005 decreased retained earnings and increased capital surplus by NT$13,671,747 thousand and NT$18,918,606 thousand, respectively.

F-60
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Pension benefits

Prior to January 1, 1998, the pension expense recorded by the Company in connection with its defined benefit pension plan was based on contributions made by the Company to the pension plan as required by the Republic of China Labor Standards Law (the “old system”). Effective from January 1, 1998, the Company adopted ROC GAAP, SFAS No. 18, “Accounting for Pensions”, which is identical to US GAAP, SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, with the exception of the accounting upon adoption. Subsequent to January 1, 1998, net pension expense was recognized on an actuarially determined basis. Under US GAAP, the Company accounts for its defined benefit pension plan in accordance with SFAS No. 87. Accumulated pension obligation and pension expense are determined on an actuarial basis from the date the pension plan was started in 1996. Therefore, pension obligation and related expense are different between ROC GAAP and US GAAP because of unrecognized prior service cost. In 2003, the Company adopted US GAAP, SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans. SFAS No. 132 did not change the measurement or recognition of those plans required by SFAS No. 87 or SFAS No. 88. There are no other material differences between ROC GAAP and US GAAP relating to the accounting of defined benefit pension plan.

Beginning July 1, 2005, pursuant to the effective ROC Labor Pension Act (the “new system”), employees who elected to participate in the new system or joined the Company after July 1, 2005, are subject to a defined contribution plan under the new system. There is no material difference between ROC GAAP and US GAAP relating to the accounting of defined contribution pension plan.

Substantially all participants in the Defined Benefit Plan elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan were not impacted by their election to change in plans and their seniority remains regulated by the ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contribution to the Defined Benefit Plan until it is fully funded.

(j)	Depreciation of property, plant and equipment

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years based on guidance from the Republic of China Internal Revenue Code. Under US GAAP, buildings are depreciated over their estimated useful lives, which is considered to be 20 years.

F-61
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k) Derivative financial instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company also has exposure to changes in interest rates that affect its cash flows on long-term debt. The Company uses financial instruments, including derivatives such as foreign currency forward contracts and interest rate swaps, to reduce these exposures.

For interest rate swaps contracts, the Company generally makes specified payments based on fixed interest rate and notional principal amounts and receives amounts based on variable rate of interest and notional principal. Under ROC GAAP, the net amounts received or paid under the contracts are reported as adjustments to interest expense on long-term debt. The Company’s forward contract receivables and payables are recorded at the spot rate at the date of inception. The discount or premium is amortized on a straight-line basis over the life of the contract. Realized and unrealized gains or losses on forward contracts resulting from actual settlement or balance sheet date translation are charged or credited to current operation.

Under US GAAP, prior to the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, the Company recorded its interest rate swaps as hedge transactions by recording the net receivable or payable each month related to these interest rate swap contracts, offsetting and adding to interest expense of the related debts. For foreign currency forward contracts prior to the adoption of SFAS No. 133, as amended, the Company recorded unrealized gains or losses measured using the change in spot rate of the contract in the consolidated statements of income if the contracts were used to hedge existing foreign currency denominated receivables and payables, or deferred recognition of unrealized gains or losses for those contracts hedging anticipated transactions that would be denominated in a foreign currency. The discount or premium on a forward contract was amortized into earnings over the life of the contract.

As a result of adopting SFAS No. 133, as amended, as of January 1, 2001, and in accordance with the transition provisions, the Company recorded an after tax charge of NT$551 thousand representing the cumulative effect of the adoption related to the foreign currency forward contracts, and a cumulative after-tax adjustment to accumulated other comprehensive income of NT$30,937 thousand related to the interest rate swaps. The transition adjustments recorded upon adoption of SFAS No. 133 have been fully amortized as of December 31, 2004.

After the adoption of SFAS No. 133, as amended, none of the Company’s existing derivatives meet the US GAAP hedge accounting criteria. All derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair values of derivative instruments arising subsequent to the transition date are recognized in earnings for US GAAP purposes. In addition, the Company reclassified NT$2,812 thousand, net of tax, of the deferred losses from accumulated other comprehensive income into earnings from the interest rate swap contracts in 2004. Changes in the fair value of these derivatives in subsequent periods could result in increased volatility of results of operations under US GAAP.

F-62
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under US GAAP, unused vacation that can be carried over to periods subsequent to that in which they are earned are accrued for at each balance sheet date.

(m)	Research and development expense

For ROC GAAP, the amortization of the payment of the capitalized technology fixed license and patent fees for product and process technology is included in research and development expense. For US GAAP, this amortization expense is included in cost of goods sold.

(n)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year. Under ROC GAAP, fixed escalation of rental payment is recognized as they become payable. Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

(o)	Income tax

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based upon consideration of projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent as compared to US GAAP. Under US GAAP, cumulative losses in recent years are a significant piece of negative evidence which makes it difficult to support a conclusion that expected taxable income from future operations justifies recognition of deferred tax assets. The Company suffered losses in 2001 and also had a net loss in the fourth quarter of 2002. As a result, the Company did not use the projection of future taxable income in determining its net deferred tax asset valuation allowance for periods through December 31, 2002. However, as the Company continues to generate taxable income from 2003 onwards, more positive evidence is available that permits the use of available future taxable income projections in determining the extent of the valuation allowance. As a result, the Company released valuation allowance of NT$1,869,051 thousand in 2003. The Company did not release any additional valuation allowance in 2004 and 2005 related to expectations of additional future taxable income.

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

F-63
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Although tax rates applied under ROC GAAP and US GAAP are different, the amount of future taxable income and the amount of subsequent distributions to be made are the same and consistent under both bases of accounting. The analyses under ROC GAAP and US GAAP take into consideration of these premises and therefore the level of net deferred taxes are the same under both bases of accounting.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system will become effective commencing January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer will be required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the tax rate set by the tax authority is 10%. There are grandfathered treatments for the tax holidays approved by the tax authorities before the IBTA Statute took effect. The Company believes that the adoption of the IBTA Statute will not have a significant impact to the financial statements.

F-64
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p) Earnings (loss) per share

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

Under US GAAP, the calculation of basic and diluted EPS is substantially the same as compared to the calculation under ROC GAAP, except for shares issued for employee bonus are not restated. The diluted effects of the Company’s convertible bonds issued in November 2001 were considered in the diluted EPS calculation for the years 2002 and 2003. As the Company’s convertible bonds were fully converted in October 2003, there is no diluted effect on the Company’s EPS in 2004 and 2005.

F-65
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	US GAAP reconciliations

	1.	Reconciliation of consolidated net income
			For the year ended December 31,

			2003	2004	2005

			NT$	NT$	NT$	US$
			(in thousands except for per share data)

Net income, ROC GAAP			15,659,928	27,962,852	15,626,991	476,433
US GAAP adjustments:
(a)	Recognition of purchase method of accounting
	-	Amortization of intangible assets	(1,049,496)	(1,049,496)	(1,049,496)	(31,997)
	-	Amortization of premium on bonds payable	36,687	12,364	-	-
	-	Depreciation	162,517	209,138	118,490	3,613
	-	Deferred tax liabilities	680,849	-	-	-
(i)	Pension expense		-	3,058	1,057	32
(b)	Compensation
	-	Remuneration to directors and supervisors	(70,470)	(37,447)	(21,096)	(643)
	-	Employee bonuses
		- Provision	(1,268,454)	(1,622,709)	(1,265,786)	(38,591)
		- Adjustment to fair value	(450,977)	(5,593,883)	(4,137,909)	(126,156)
	-	Compensation cost arising from ESPP	-	-	(283,502)	(8,643)
(c)	Investment gain (loss) on long-term investment–equity method		(163,376)	209,694	139,516	4,253
(c)	Equity portion investee extraordinary gain		-	-	308,702	9,412
(d)	Investment loss on marketable securities		(34,877)	(922,901)	-	-
(e)	Provision for inventory obsolescence and devaluation		33,945	-	-	-
(g)	Accretion of interest expense resulting from
	beneficial conversion feature of convertible bonds		(18,507)	-	-	-
(j)	Depreciation of property, plant and equipment		(197,882)	(359,310)	(756,783)	(23,073)
(k)	Derivative financial instruments recorded at fair value		22,270	(249,585)	(45,051)	(1,374)
(l)	Compensated absences expense		(73,874)	(49,232)	40,952	1,248
(n)	Escalation adjustment of rent expense		(15,453)	2,080	2,129	65
Tax effect of US GAAP adjustments			593,545	416,978	556,036	16,952
(o)	Valuation allowance for deferred tax assets		1,869,051	(819,053)	(556,036)	(16,952)

Net income, US GAAP			15,715,426	18,112,548	8,678,214	264,579

Earnings per share – Basic:
	Income before extraordinary item		3.22	3.49	1.50	0.05
	Extraordinary item		-	-	0.05	0.00

	Net income		3.22	3.49	1.55	0.05

Earnings per share – Diluted:
	Income before extraordinary item		3.18	3.49	1.50	0.05
	Extraordinary item		-	-	0.05	0.00

	Net income		3.18	3.49	1.55	0.05

Basic –Weighted-average number of shares outstanding (in thousands)			4,884,435	5,194,356	5,595,014	5,595,014

Diluted –Weighted-average number of shares outstanding (in thousands)			4,942,700	5,194,356	5,595,014	5,595,014

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Reconciliation of consolidated stockholders’ equity
		December 31,

		2004	2005

		NT$	NT$	US$
		(in thousands)

Total stockholders’ equity, ROC GAAP		130,565,595	155,702,187	4,747,018
(a)	Recognition of purchase method of accounting
	- Goodwill	10,946,732	10,946,732	333,742
	- Intangible assets, net of amortization	4,197,982	3,148,486	95,990
	- Other assets	484,299	602,789	18,377
	- Other liabilities	(29,687)	(28,630)	(873)
(b)	Compensation
	- Remuneration to directors and supervisors	(37,447)	(21,096)	(643)
	- Employee bonuses accrual	(1,622,709)	(1,265,786)	(38,591)
	- Deferred expense arising from ESPP	-	147,658	4,502
(c)	Long-term investment – equity method	196,714	554,448	16,904
(c)	Cumulative translation adjustment	(12,333)	12,719	388
(d)	Marketable securities	(426,537)	(544,867)	(16,612)
(f)	Land cost	-	(86,278)	(2,630)
(j)	Accumulated depreciation of property, plant and
	equipment	(972,407)	(1,729,190)	(52,719)
(k)	Derivative financial instruments recorded at fair value	(308,785)	(353,836)	(10,788)
(l)	Compensated absences accrual	(183,943)	(142,991)	(4,359)
(n)	Accrued rental expense	(111,858)	(23,451)	(715)

Total stockholders’ equity, US GAAP		142,685,616	166,918,894	5,088,991

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP Consolidated Financial Statements

Consolidated Balance Sheets
December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars)

	2004	2005

	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents	16,797,663	26,263,265	800,709
Securities available for sale	2,676,206	1,551,696	47,308
Notes and accounts receivable, net of allowance for doubtful accounts and sale returns and discounts of NT$705,733 thousand and NT$406,027 thousand as of December 31, 2004 and 2005,
respectively	15,297,617	34,848,588	1,062,457
Receivables from related parties	5,420,358	7,766,800	236,793
Inventories	15,884,989	19,167,488	584,375
Prepayments and other current assets	1,302,384	2,458,830	74,964
Deferred tax assets	875,307	1,413,154	43,084

Total current assets	58,254,524	93,469,821	2,849,690

Long-term investments:
Equity method	5,719,066	5,804,520	176,967
Other long-term investments	412,704	83,400	2,543

Total long-term investments	6,131,770	5,887,920	179,510

Property, plant and equipment:
Land	159,996	3,504,258	106,837
Buildings	16,554,160	37,962,042	1,157,379
Machinery and equipment	140,584,004	239,565,644	7,303,831
Other equipment	9,736,977	13,661,181	416,499

	167,035,137	294,693,125	8,984,546
Less: accumulated depreciation and amortization	(58,948,917)	(90,980,259)	(2,773,788)
Construction in progress	13,061,619	1,704,372	51,963
Prepayments for purchases of land and equipment	38,037,431	15,556,729	474,290

Net property, plant and equipment	159,185,270	220,973,967	6,737,011

Intangible assets:
Goodwill	10,946,732	10,946,732	333,742
Other intangible assets	5,260,729	5,631,816	171,702

Total intangible assets	16,207,461	16,578,548	505,444

Other assets:
Assets held for sale	1,259,621	-	-
Refundable deposits	1,128,964	246,373	7,511
Deferred charges and other	822,125	1,182,672	36,057
Deferred tax assets	2,095,056	2,518,889	76,795
Restricted cash in bank	29,200	32,200	981
Long-term prepayments for materials	-	1,918,888	58,503

Total other assets	5,334,966	5,899,022	179,847

Total assets	245,113,991	342,809,278	10,451,502

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Balance Sheets (continued)
December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2004	2005

	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	6,183,004	-	-
Accounts payable	27,129,790	48,666,310	1,483,729
Payables to related parties	750,582	1,853,161	56,499
Accrued expenses and other current liabilities	7,131,108	10,921,435	332,970
Equipment and construction in progress payable	7,165,981	20,014,348	610,193
Current installments of long-term borrowings	7,084,416	9,832,723	299,778

Total current liabilities	55,444,881	91,287,977	2,783,169

Long-term borrowings:
Bonds payable, excluding current installments	6,000,000	12,000,000	365,854
Long-term borrowings, excluding current installments	40,334,053	71,940,306	2,193,302

Total long-term borrowings	46,334,053	83,940,306	2,559,156

Other liabilities:
Accrued pension liabilities	220,002	199,645	6,087
Others	429,439	345,151	10,523

Total other liabilities	649,441	544,796	16,610

Total liabilities	102,428,375	175,773,079	5,358,935

Minority interest	-	117,305	3,576

Stockholders’ equity:
Common stock, NT$10 par value; 5.8 billion and 7 billion shares authorized; 4,958,041 thousand and 5,830,547 thousand
shares issued and outstanding at December 31, 2004 and
2005, respectively	49,580,409	58,305,471	1,777,606

Additional paid-in capital	87,539,711	123,419,731	3,762,796

Retained earnings (accumulated deficit):
Legal reserve	2,168,260	4,964,545	151,358
Special reserve	-	201,809	6,153
Unappropriated retained earnings (deficit)	3,800,061	(19,898,187)	(606,652)

	5,968,321	(14,731,833)	(449,141)

Accumulated other comprehensive loss, net	(151,844)	(74,475)	(2,270)

Treasury stock at cost; 12,000 thousand shares in 2004	(250,981)	-	-

Total stockholders’ equity	142,685,616	166,918,894	5,088,991

Commitments and contingent liabilities
Total liabilities and stockholders’ equity	245,113,991	342,809,278	10,451,502

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Statements of Income
Years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2003	2004	2005

	NT$	NT$	NT$	US$
Net sales:
Related parties	28,794,083	45,081,777	40,999,123	1,249,973
Third parties	76,066,559	123,029,792	176,389,265	5,377,722

	104,860,642	168,111,569	217,388,388	6,627,695
Cost of goods sold	84,940,895	135,255,952	195,261,896	5,953,107

Gross profit	19,919,747	32,855,617	22,126,492	674,588

Operating expenses:
Selling	1,288,314	2,093,189	2,899,852	88,410
General and administrative	2,813,857	6,232,833	5,279,891	160,972
Research and development	2,479,652	4,360,773	4,462,935	136,065

	6,581,823	12,686,795	12,642,678	385,447

Total operating income	13,337,924	20,168,822	9,483,814	289,141

Non-operating income and gains:
Interest income	161,121	174,898	225,062	6,862
Investment gain recognized by equity method
investment, net	-	279,700	-	-
Gain on sale of investments, net	-	7,572	83,569	2,548
Foreign currency exchange gain, net	61,785	85,132	645,572	19,682
Other income	181,055	166,897	212,255	6,471

	403,961	714,199	1,166,458	35,563

Non-operating expenses and losses:
Interest expense	801,060	783,914	1,311,683	39,990
Investment loss recognized by equity method
investment, net	177,825	-	377,367	11,505
Impairment loss on security available-for-sale	-	922,901	-	-
Other and derivative loss	277,688	600,238	124,133	3,785

	1,256,573	2,307,053	1,813,183	55,280

Income before income tax, minority interest and extraordinary item	12,485,312	18,575,968	8,837,089	269,424
Income tax benefit (expense)	3,230,114	(463,420)	(473,429)	(14,434)

Income before minority interest and extraordinary item	15,715,426	18,112,548	8,363,660	254,990
Minority interest in loss	-	-	(5,852)	(178)
Income before extraordinary item	15,715,426	18,112,548	8,369,512	255,168
Extraordinary item – equity portion of investee
extraordinary gain	-	-	308,702	9,411

Net income	15,715,426	18,112,548	8,678,214	264,579

Earnings per share – Basic:
Income before extraordinary item	3.22	3.49	1.50	0.05
Extraordinary item	-	-	0.05	0.00

Net income	3.22	3.49	1.55	0.05

Earnings per share – Diluted:
Income before extraordinary item	3.18	3.49	1.50	0.05
Extraordinary item	-	-	0.05	0.00

Net income	3.18	3.49	1.55	0.05

Weighted average common shares outstanding (in thousands):
Basic	4,884,435	5,194,356	5,595,014	5,595,014
Diluted	4,942,700	5,194,356	5,595,014	5,595,014

Cash dividends declared per common share (in dollars)	0.50	1.20	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

     Consolidated Statements of Comprehensive Income
Years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars)

	2003	2004	2005

	NT$	NT$	NT$	US$

Net income	15,715,426	18,112,548	8,678,214	264,579

Other comprehensive income (loss) before tax:
Unrealized holding gains (loss) on securities
available-for-sale	577,780	578,620	(208,705)	(6,363)
Foreign currency cumulative translation
adjustment	(16,721)	(291,708)	372,700	11,363
Reclassification adjustments for securities sold	43,644	(3,625)	-	-
Amortization of fair value adjustment of interest
rate swap	13,889	4,166	-	-

Other comprehensive income before income taxes	618,592	287,453	163,995	5,000
Income tax expense (benefit)	13,107	(65,917)	86,626	2,641

Other comprehensive income	605,485	353,370	77,369	2,359

Comprehensive income	16,320,911	18,465,918	8,755,583	266,938

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

     Consolidated Statements of Stockholders' Equity
Years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

		Capital Stock			Retained Earnings (Accumulated Deficit)

	Common shares	Common stock	Certificates exchange- able for common stock	Additional paid-in capital	Legal reserve	Special reserve	Unapproap- riated earnings (accumulated deficits), net	Accumulated other comprehensive loss	Treasury stock	Total

Balance at December 31, 2002	4,024,194	40,241,945	1,012	52,351,313	-	-	(708,475)	(1,110,699)	(182,849)	90,592,247
Appropriation for legal reserve	-	-	-	-	602,267	-	(602,267)	-	-	-
Cash dividends	-	-	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Issuance of shareholders stock dividends	200,692	2,006,917	-	2,087,193	-	-	(4,094,110)	-	-	-
Issuance of employee stock bonus	43,363	433,632	-	450,977	-	-	-	-	-	884,609
Net income	-	-	-	-	-	-	15,715,426	-	-	15,715,426
Purchase of treasury stock	-	-	-	-	-	-	-	-	(68,132)	(68,132)
Other comprehensive income, net of tax	-	-	-	-	-	-	-	605,485	-	605,485
Convertible bonds converted to common stock	83,988	839,878	(1,012)	417,295	-	-	-	-	-	1,256,161

Balance at December 31, 2003	4,352,237	43,522,372	-	55,306,778	602,267	-	8,303,657	(505,214)	(250,981)	106,978,879
Appropriation for legal reserve	-	-	-	-	1,565,993	-	(1,565,993)	-	-	-
Cash dividends	-	-	-	-	-	-	(5,208,285)	-	-	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	-	13,671,747	-	-	(15,841,866)	-	-	-
Issuance of employee stock bonus	88,792	887,918	-	5,593,883	-	-	-	-	-	6,481,801
Issuance of common stock for cash	300,000	3,000,000	-	12,967,194	-	-	-	-	-	15,967,194
Effect of disproportionate participation in
investee’s capital increase	-	-	-	109	-	-	-	-	-	109
Net income	-	-	-	-	-	-	18,112,548	-	-	18,112,548
Other comprehensive income, net of tax	-	-	-	-	-	-	-	353,370	-	353,370

Balance at December 31, 2004	4,958,041	49,580,409	-	87,539,711	2,168,260	-	3,800,061	(151,844)	(250,981)	142,685,616
Appropriation for legal reserve	-	-	-	-	2,796,285		(2,796,285)	-	-	-
Appropriation for special reserve	-	-	-	-	-	201,809	(201,809)	-	-	-
Cash dividends	-	-	-		-	-	(5,935,249)	-		(5,935,249)
Issuance of shareholders stock dividends	445,144	4,451,437	-	18,918,606	-	-	(23,370,043)	-	-	-
Issuance of employee stock bonus	97,363	973,625	-	4,137,909	-	-	-	-	-	5,111,534
Issuance of common stock for cash	330,000	3,300,000	-	12,294,150	-	-	-	-	-	15,594,150
Issuance of treasury stock to employees	-	-	-	431,160	-	-	(73,076)	-	250,981	609,065
Effect of disproportionate participation in
investee’s capital increase	-	-	-	98,195	-	-	-	-	-	98,195
Net income	-	-	-		-	-	8,678,214	-	-	8,678,214
Other comprehensive income, net of tax	-	-	-	-	-	-	-	77,369	-	77,369

Balance at December 31, 2005	5,830,548	58,305,471	-	123,419,731	4,964,545	201,809	(19,898,187)	(74,475)	-	166,918,894

Balance at December 31, 2005 (in US$)	5,830,548	1,777,606	-	3,762,796	151,358	6,153	(606,652)	(2,270)	-	5,088,991

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and US dollars)

	2003	2004	2005

	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	15,715,426	18,112,548	8,678,214	264,579
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,028,830	23,965,649	34,180,065	1,042,075
Amortization of intangible assets, deferred charges and discounts	2,340,998	2,392,388	1,887,032	57,532
Provision for inventory devaluation	290,241	588,428	613,105	18,692
Investment loss (gain)	177,825	(279,700)	106,913	3,260
Dividend income	-	-	206,921	6,309
Unrealized exchange loss (gain), net	(70,837)	4,046	(391,789)	(11,945)
Loss (gain) on sale of investments and property, plant and equipment	168,637	26,842	(99,572)	(3,036)
Non-cash compensation – employee bonuses	1,719,431	5,593,883	4,137,909	126,156
Net change in fair value of derivative instruments	(22,270)	249,054	389	12
Other than temporary loss on long-term equity investment	-	922,900	13,530	413
Minority interest	-	-	(5,852)	(178)
Decrease (increase) in notes and accounts receivable – related parties	(1,876,237)	102,282	(2,346,442)	(71,538)
Increase in notes and accounts receivable – third parties	(5,017,969)	(4,643,786)	(19,753,632)	(602,245)
Increase in inventories	(1,770,744)	(6,517,288)	(3,895,603)	(118,768)
Decrease (increase) in prepayments and other current assets	662,702	(179,272)	(1,504,521)	(45,870)
Decrease (increase) in deferred tax assets, net	(3,230,114)	109,014	(961,680)	(29,320)
Increase in long-term prepayments for materials	-	-	(1,918,888)	(58,503)
Increase (decrease) in notes and accounts payable – related parties	458,426	(268,449)	1,102,579	33,615
Increase in notes and accounts payable – third parties	10,954,569	5,295,077	22,183,375	676,322
Increase in accrued expenses and other current liabilities	1,399,103	3,270,795	4,763,950	145,243
Increase (decrease) in accrued pension liabilities and others	59,252	199,345	(44,089)	(1,344)

Net cash provided by operating activities	36,987,269	48,943,756	46,951,914	1,431,461

Cash flows from investing activities:
Purchase of securities available for sale	(7,801,640)	(4,339,254)	-	-
Proceeds from disposal of securities available for sale	8,775,642	4,057,400	1,000,000	30,488
Acquisition of property, plant and equipment	(39,300,566)	(82,011,081)	(80,800,958)	(2,463,444)
Increase in long-term equity investments	(817,013)	(5,385,465)	(266,072)	(8,112)
Proceeds from disposal of investments	10,954	230,736	339,142	10,340
Proceeds from long-term investment returned	-	-	21,284	649
Increase in intangible assets and deferred charges	(1,092,946)	(579,267)	(2,601,042)	(79,300)
Increase in refundable deposits	(744,217)	(650,359)	(438,395)	(13,366)
Decrease in refundable deposits	607,419	676,320	1,320,986	40,274
Decrease in restricted cash in bank	23,000	-	(3,000)	(92)

Net cash used in investing activities	(40,339,367)	(88,000,970)	(81,428,055)	(2,482,563)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(469,649)	5,882,209	(6,183,004)	(188,506)
Increase (decrease) in guarantee deposits	(21,980)	1,455	3,729	114
Repayment of long-term borrowings and bonds payable	(10,792,110)	(6,892,110)	(7,472,752)	(227,828)
Proceeds from long-term borrowings	8,740,405	22,315,772	41,468,013	1,264,269
Proceeds from issuance of bonds	-	6,000,000	6,000,000	182,927
Proceeds from issuance of common stock	-	15,967,192	15,594,150	475,431
Cash dividends paid	(2,006,917)	(5,208,285)	(5,935,249)	(180,953)
Purchase of treasury stock	(68,132)	-	-	-
Proceeds from disposal of treasury stock	-	-	177,905	5,424
Proceeds from issuance of subsidiary shares to minority interests	-	-	131,087	3,996

Net cash provided by (used in) financing activities	(4,618,383)	38,066,233	43,783,879	1,334,874

Effect of exchange rate change on cash	(24,631)	(173,438)	157,864	4,813

Net increase (decrease) in cash and cash equivalents	(7,995,112)	(1,164,419)	9,465,602	288,585
Cash and cash equivalents at beginning of year	25,957,194	17,962,082	16,797,663	512,124

Cash and cash equivalents at end of year	17,962,082	16,797,663	26,263,265	800,709

Supplemental disclosures of cash flow information:
Cash paid for interest expenses	823,773	771,423	1,190,438	36,294

Cash paid (received) for income taxes	(15,581)	14,189	607,511	18,522

Non-cash investing and financing activities:
Convertible bonds converted to common stock	1,256,161	-	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Additional US GAAP Disclosure

	1.	Securities available for sale

The Company holds marketable equity securities that are classified as available-for-sale securities. Information on available-for-sale securities held at each balance sheet date is as follows:

	Cost	Fair value	Total unrealized gains	Total unrealized losses

	NT$	NT$	NT$	NT$
		(in thousands)
Current assets:
As of December 31, 2004	2,618,209	2,676,206	57,997	-
As of December 31, 2005	1,618,209	1,551,696	46,532	(113,045)
Long-term investments:
As of December 31, 2004	10,000	13,681	3,681	-
As of December 31, 2005	10,000	19,861	9,861	-

Under ROC GAAP, fair value is determined by the average price for one month before the balance sheet date; however, under US GAAP, fair value is determined by the price on the balance sheet date. The non-current available for sale securities are included in other long-term investments in the accompanying consolidated balance sheet.

The estimated fair value and gross unrealized losses of one of the Company’s available-for-sale securities at December 31, 2004, all of which have been in a continuous unrealized loss position for twelve months or longer, amounted to NT$1,219,694 thousand and NT$(922,901) thousand, respectively. Such marketable securities comprised an investment in a Taiwanese global semiconductor foundry company. The cause of the impairment relating to this investment was directly related to the global downturn in the foundry business cycle that occurred in 2001, and continued through to 2004. As of December 31, 2004, the Company determined that the impairment was other than temporary based on its assessment of the characteristics of the investment, including the historical business cycles that impacted the valuations of businesses in the semiconductor industry. Therefore, the Company wrote off NT$922,901 thousand to current operations, representing the difference between the cost and fair value at balance sheet date.

Information on sales of available-for-sale equity securities for the years ended December 31, 2003, 2004 and 2005 are as follows. The costs of the securities sold were determined on a weighted average basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Proceeds from sales	Gross realized gains	Gross realized losses

	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2003	8,775,642	37,439	-
For the year ended December 31, 2004	4,057,400	5,131	-
For the year ended December 31, 2005	1,000,000	-	-

2.	Allowance for doubtful accounts, and sales returns and discounts

An analysis of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and
sales returns and discounts:
Balance at beginning of year	131,293	126,841	788,812	24,049
Provision charged to operations	18,234	705,549	338,944	10,334
Write-offs	(22,686)	(43,578)	(622,248)	(18,971)

Balance at end of year	126,841	788,812	505,508	15,412

Of the provision charged to operations, NT$41,698 thousand, NT$9,221 thousand, and NT$0 was charged to general and administrative expenses during the years ended December 31, 2003, 2004, and 2005, respectively. The remaining amounts were recorded as an adjustment of revenue.

3.	Pension Related Benefits

The Company has a defined benefit pension plan covering full-time employees of AUO in the Republic of China who joined the Company before July 1, 2005 and elected to participate in the plan.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The discount rate assumptions used to account for pension plans reflect the rates available on high-quality, fixed-income debt instruments on December 31 of each year. The rate of increase in compensation is another significant assumption used for pension accounting and is determined by the Company based upon annual review.

Total expense for the Company’s defined benefit pension plan amounted to NT$101,010 thousand in 2003, NT$136,123 thousand in 2004 and NT$76,136 (US$2,321) thousand in 2005.

The Company uses a measurement date of December 31 for its plan.

(i)	Obligation and funded status:

The following table sets forth the change in benefit obligations for our pension plan:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	434,667	486,441	14,830
Service cost	127,467	69,596	2,122
Interest cost	15,213	17,835	544
Actuarial gain	(90,906)	(8,380)	(255)

Projected benefit obligation at end of year	486,441	565,492	17,241

The accumulated benefit obligation for our pension plan was NT$225,938 thousand and NT$307,153 thousand at December 31, 2004 and 2005, respectively.

The following table sets forth the change in the fair value of plan assets for our pension plan:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	218,942	299,030	9,117
Actual return on plan assets	-	2,956	90
Actual contribution	80,088	96,492	2,942

Fair value of plan assets at end of year	299,030	398,478	12,149

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Plan assets only contain a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standards Law. The Company contributes an amount equal to 2% of salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China. Additional contributions may be required in the future in order to provide for unfunded obligations.

The pension amounts recognized in our balance sheets are as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Funded status – plan assets less than
benefit obligations	(187,411)	(167,014)	(5,092)
Unrecognized transition obligation	6,418	5,946	181
Unrecognized gain	(39,009)	(38,577)	(1,176)

Accrued liability	(220,002)	(199,645)	(6,087)

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Accrued liability at beginning of year	(163,967)	(220,002)	(6,708)
Net periodic pension cost	(136,123)	(76,136)	(2,321)
Actual contribution	80,088	96,493	2,942

Accrued liability at end of year	(220,002)	(199,645)	(6,087)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Components of net periodic benefit cost:

Net periodic benefit cost for our pension plan consists of the following:

	For the year ended December 31,

	2003	2004	2005

	(in thousands)

Service cost	96,330	127,467	69,596	2,122
Interest cost	11,203	15,213	17,835	544
Expected return on plan assets	(6,995)	(7,571)	(11,322)	(345)
Amortization of net transition cost	472	472	472	14
Recognized net actuarial loss (gain)	-	542	(445)	(14)

Net periodic benefit cost	101,010	136,123	76,136	2,321

(iii)	Assumptions:

The weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,

	2003	2004	2005

Discount rate	3.5%	3.5%	3.5%
Rate of increase in compensation levels	5.0%	3.5%	3.5%

The weighted-average assumptions used in computing net periodic benefit cost are as follows:

	For the year ended December 31,

	2003	2004	2005

Discount rate	3.5%	3.5%	3.5%
Rate of increase in compensation levels	5.0%	3.5%	3.5%
Expected long-term rate of return on plan assets	3.5%	3.5%	3.5%

According to applicable regulations in the ROC, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits. The return on plan assets has exceeded the minimum amount for all periods presented.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iv)	Contributions:

The Company contributed NT$96,493 thousand to the pension plan in 2005, and anticipates contributing up to an additional NT$90,000 thousand to this plan in 2006.

(v)	Expected benefit payment:

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Year	Retirement benefit payment

(NT$ thousand)

2006	0
2007	4,830
2008	2,620
2009	0
2010	3,958
2011 ~2015	157,127

4.	Income taxes

	(i)	The components of provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	-	355,761	1,521,732	46,394
Deferred income tax expense
(benefit)	(3,230,114)	107,659	(1,048,303)	(31,960)

Income tax expense (benefit)	(3,230,114)	463,420	473,429	14,434

Substantially all of the income before income tax and income tax expense is from domestic sources.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The differences between income tax expense (benefit) based on the statutory undistributed income tax rate of 32.5% and the income tax expense (benefit) as reported under US GAAP for 2003, 2004 and 2005, respectively, are summarized as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	4,057,726	6,037,190	2,974,284	90,679
Investment tax credits	(4,655,687)	(7,144,655)	(5,051,650)	(154,014)
Change in valuation allowance	(1,776,796)	840,313	1,462,798	44,598
Tax exemption	(1,417,973)	(1,851,314)	(623,963)	(19,023)
Employee stock bonus	558,815	2,345,392	1,756,201	53,543
Impairment loss on available for
sale securities	-	299,943	-	-
Other	3,801	(63,449)	(44,241)	(1,349)

Income tax expense (benefit)	(3,230,114)	463,420	473,429	14,434

(ii)	The components of deferred income tax assets and liabilities are summarized as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	293,368	384,799	11,731
Unrealized loss and expenses	148,853	357,874	10,910
Other current liabilities	211,259	1,195,358	36,444
Long-term investment – equity method	156,836	-	-
Investment tax credits	9,718,204	11,180,324	340,864
Net operating loss carryforwards	777,968	15,072	460
Other	617,464	256,699	7,826

Gross deferred tax assets	11,923,952	13,390,126	408,235
Valuation allowance	(6,279,952)	(7,742,750)	(236,059)

Net deferred tax assets	5,644,000	5,647,376	172,176

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax liabilities:
Property, plant & equipment	(1,307,629)	(483,027)	(14,726)
Intangible assets resulting from
combination with Unipac	(1,364,344)	(1,023,258)	(31,197)
Long-term investment – equity method	-	(127,465)	(3,886)
Others	(1,664)	(81,583)	(2,488)

Total deferred tax liabilities	(2,673,637)	(1,715,333)	(52,297)

Net deferred tax assets	2,970,363	3,932,043	119,879

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net operating losses and investment tax credits, net of the existing valuation allowance at December 31, 2005. The estimate of future taxable income required to realize net deferred tax assets at December 31, 2005, is approximately NT$12,098,594 thousand. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The valuation allowance at December 31, 2005 represents the amount of tax benefits related to investment tax credits and net operating loss carryforwards, which management determined are not more likely than not to be realized due, in part, to projections of future taxable income. The valuation allowance was NT$6,495,160 thousand as of January 1, 2003. During the years ended December 31, 2003, 2004 and 2005, the valuation allowance increased (decreased) by NT$(1,055,521) thousand, NT$840,313 thousand and NT$1,462,798 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2003, 2004 and 2005, the total income taxes are allocated as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in thousands)

Income tax benefit (expense)	3,230,114	(463,420)	(259,344)	(7,907)
Other comprehensive income	(13,107)	65,917	(86,623)	(2,641)
Adjustment to goodwill	652,960	-	-	-

Total income taxes	3,869,967	(397,503)	(345,967)	(10,548)

5.	Non-derivative financial instruments

As of December 31, 2004 and 2005, the estimated fair value and carrying amounts of non- derivative financial instruments were as follows:

	December 31, 2004

	Fair value	Carrying amount

	NT$	NT$
	(in thousands)
Assets:
Cash and cash equivalents	16,797,663	16,797,663
Notes and accounts receivable	15,297,617	15,297,617
Receivables from related parties	5,420,358	5,420,358
Other financial assets – current	608,386	608,386
Securities available for sale – current	2,676,206	2,676,206
Long-term investments – other
Fair value (available)	14,298	14,298
Fair value (not available)	-	398,406
Long-term investments – equity method
Fair value (available)	4,620,900	4,098,982
Fair value (not available)	-	1,620,084
Restricted cash in bank	29,200	29,200
Liabilities:
Short-term borrowings	6,183,004	6,183,004
Accounts payable	27,129,790	27,129,790
Payables to related parties	750,582	750,582
Equipment and construction in process payable	7,165,981	7,165,981
Bonds payable	5,784,437	6,000,000
Long-term borrowings, including current installments	47,418,469	47,418,469

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2005

	Fair value		Carrying amount

	NT$	US$	NT$	US$
	(in thousands)
Assets:
Cash and cash equivalents	26,263,265	800,709	26,263,265	800,709
Notes and accounts receivable	34,848,588	1,062,457	34,848,588	1,062,457
Receivables from related parties	7,766,800	236,793	7,766,800	236,793
Other financial assets – current	1,074,754	32,767	1,074,754	32,767
Securities available for sale –current	1,551,696	47,308	1,551,696	47,308
Long-term investments – other
Fair value (available)	19,862	606	19,862	606
Fair value (not available)	-	-	63,538	1,937
Long-term investments – equity method
Fair value (available)	6,348,344	193,547	4,189,221	127,720
Fair value (not available)	-	-	1,615,299	49,247
Restricted cash in bank	32,200	982	32,200	982
Liabilities:
Accounts payable	48,666,310	1,483,729	48,666,310	1,483,729
Payables to related parties	1,853,161	56,499	1,853,161	56,499
Equipment and construction in process
payable	20,014,348	610,193	20,014,348	610,193
Bonds payable	11,951,724	364,382	12,000,000	365,854
Long-term borrowing, including current
installments	81,773,029	2,493,080	81,773,029	2,493,080

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.	Property, plant and equipment

As of December 31, 2004 and 2005, the components of property, plant and equipment are summarized as follows:

	December 31, 2004

	Cost	Accumulated depreciation	Carrying amount

	NT$	NT$	NT$
	(in thousands)

Land	159,996	-	159,996
Buildings	16,554,160	(2,534,852)	14,019,308
Machinery and equipment	140,584,004	(50,765,860)	89,818,144
Other equipment	9,736,977	(5,648,205)	4,088,772
Construction in progress	13,061,619	-	13,061,619
Prepayments for purchases of land and equipment	38,037,431	-	38,037,431

	218,134,187	(58,948,917)	159,185,270

	December 31, 2005

	Cost	Accumulated depreciation	Carrying amount

	NT$	NT$	NT$
	(in thousands)

Land	3,504,258	-	3,504,258
Buildings	37,962,042	(4,092,454)	33,869,588
Machinery and equipment	239,565,644	(79,006,735)	160,558,909
Other equipment	13,661,181	(7,881,070)	5,780,111
Construction in progress	1,704,372	-	1,704,372
Prepayments for purchases of land and equipment	15,556,729	-	15,556,729

	311,954,226	(90,980,259)	220,973,967

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Assets held for sale

In July 2002, the operations of the Company’s Chunan fab were moved to other fabs, and the Company rented the fab to a third party. In June 2003, the contract was terminated. In December 2003, the Company decided to dispose of Chunan fab and entered into an agreement with a real estate agent to sell the property. The Company reclassified it as assets held for sale in December 2003. Despite that the management has a firm commitment and an active plan to sell the property within the current period, the management is unwilling to sell the property below reasonable market price and therefore lack the confidence to complete the sale by June 2006. Hence, considering that assets have been included in assets held-for-sale for the last two years and the Company was unable to sell them within the initial planned time frame of one year, the management has decided to transfer the assets back to held and use at December 31, 2005 and measured the assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

As of December 31, 2004, the carrying amounts of the major classes of assets classified as held for sale are as follows:

December 31, 2004

NT$
(in thousands)
Chunan fab:
Land	283,837
Building	633,605
Machinery and equipment	342,179

1,259,621

The impairment loss recognized in 2004 and 2005 amounted to NT$222,868 thousand and NT$64,805 thousand, respectively. The reason for such impairments is mainly due to poor market situation of the real estate market in Chunan, Taiwan.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8.	The changes in the components of accumulated other comprehensive loss are as follows:

	Derivative and hedging activities – interest rate Swap	Unrealized gains (losses) on securities	Foreign currency translation Adjustment	Accumulated other comprehensive loss

	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2002	(12,186)	(1,125,530)	27,017	(1,110,699)
Net current period change	-	580,603	(16,721)	563,882
Reclassification adjustments for gains (losses)
reclassified into income	9,376	32,227	-	41,603

Balance at December 31, 2003	(2,810)	(512,700)	10,296	(505,214)
Net current period change	-	578,620	(224,435)	354,185
Reclassification adjustments for gains (losses)
reclassified into income	2,810	(3,625)	-	(815)

Balance at December 31, 2004	-	62,295	(214,139)	(151,844)
Net current period change	-	(208,705)	286,074	77,369

Balance at December 31, 2005	-	(146,410)	71,935	(74,475)

The following tables set forth the related income tax effects allocated to each component of other comprehensive income:

	For the year ended December 31, 2003

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	NT$	NT$	NT$
	(in thousands)

Derivative and hedging activates – interest rate swap:
Reclassification adjustment for gains realized in income	13,889	(4,513)	9,376
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	577,780	2,823	580,603
Reclassification adjustment for gains realized in income	43,644	(11,417)	32,227
Foreign currency translation adjustment	(16,721)	-	(16,721)

Other comprehensive income	618,592	(13,107)	605,485

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2004

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	NT$	NT$	NT$
	(in thousands)
Derivative and hedging activates – interest rate swap:
Reclassification adjustment for gains realized in income	4,166	(1,356)	2,810
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	578,620	-	578,620
Reclassification adjustment for gains realized in income	(3,625)	-	(3,625)
Foreign currency translation adjustment	(291,708)	67,273	(224,435)

Other comprehensive income	287,453	65,917	353,370

	For the year ended December 31, 2005

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	NT$	NT$	NT$
	(in thousands)
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	(208,705)	-	(208,705)
Foreign currency translation adjustment	372,700	(86,626)	286,074

Other comprehensive income	163,995	(86,626)	77,369

There are no tax effects from realized or unrealized gains (losses) on securities available for sale since capital gains and losses on Republic of China securities are not taxable in Taiwan.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Product revenue information

The Company engages mainly in the research, development, production and sale of TFT-LCDs panels. The Company’s chief operating decision maker is the Executive Board, which is comprised of five key personnel in top management. The Executive Board reviews consolidated results of revenue by products, and manufacturing operations when making decisions about allocating resources and assessing performance of the Company.

The revenue for principal products is comprised of the following:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
		(in millions)
Panels for Computer Products:
Panels for notebook computers	22,010	32,268	33,265	1,014
Panels for desktop monitors	67,349	99,000	108,623	3,312

Total panels for computer products	89,359	131,268	141,888	4,326

Panels for Consumer Electronics Products	11,971	21,044	28,637	873

Panels for LCD Television	2,800	14,586	46,148	1,407

Other(1)	731	1,214	715	22

Total	104,861	168,112	217,388	6,628

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Earnings per common share in 2003, 2004 and 2005 are computed as follows:

	For the year ended December 31,

	2003	2004	2005

	NT$	NT$	NT$
	(in thousands except for per share data)
Basic earnings per share:
Income before extraordinary gain	15,715,426	18,112,548	8,369,512
Extraordinary gain	-	-	308,702

Net income	15,715,426	18,112,548	8,678,214

Weighted average number of shares outstanding
(thousand shares):
Shares of common stock at the beginning of the
year	4,015,255	4,340,237	4,958,041
Issuance of common stock for cash	-	156,667	146,465
Issuance of shareholders stock dividends and
employee stock bonus	222,373	268,560	498,760
Treasury stock	(2,926)	-	(8,252)
Certificates exchangeable for common shares	33,044	-	-

Weighted average number of shares outstanding during
the year	4,267,746	4,765,464	5,595,014

Basic earnings per share:
Income before extraordinary item	3.22	3.49	1.50
Extraordinary item	-	-	0.05

Net income	3.22	3.49	1.55

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31, 2003

NT$
(in thousands except for per share data)
Diluted earnings per share:
Net income	15,715,426
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	26,735

15,742,161

Weighted average number of shares outstanding
(thousand shares):
Shares of common stock at the beginning of the year	4,015,255
Potential number of common shares assumed upon
conversion of convertible bonds	50,908
Issuance of common stock for cash	-
Issuance of shareholders stock dividends and
employee stock bonus	222,373
Treasury stock	(2,926)
Certificates exchangeable for common shares	33,044

Weighted average number of shares outstanding
during the year	4,318,654

Diluted earnings per share	3.18

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Other intangible assets

The other intangible assets are TFT-LCD panels’ product and process technology license and patent fees. The detail of the other intangible assets is as follows:

	December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)

Cost	14,216,320	16,200,809	493,927
Less: cumulative amortization	(8,955,591)	(10,568,993)	(322,225)

	5,260,729	5,631,816	171,702

Amortization expense on other intangible assets was NT$2,226,000 thousand, NT$2,579,800 thousand and NT$1,613,402 thousand for the years ended December 31, 2003, 2004 and 2005, respectively.

As of December 31, 2005, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	December 31, 2005

	NT$	US$
	(in thousands)

2006	1,424,717	43,436
2007	1,264,172	38,542
2008	1,257,833	38,349
2009	206,204	6,287
2010	205,492	6,265
2010 after	1,273,398	38,823

	5,631,816	171,702