Form 20-F
period 2006-12-31
AU OPTRONICS CORP
filed 2007-06-29
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number:  001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP. (Translation of Registrant’s name into English)	TAIWAN, REPUBLIC OF CHINA (Jurisdiction of incorporation or organization)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 7,573,402,805 Common Shares**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.   ☐  Item 17      ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒ No

** As a result of the exercise of employee stock options subsequent to December 31, 2006, as of March 31, 2007, we had 7,573,782,895 common shares outstanding.

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the cyclical nature of our industry, further declines in average selling prices, excess capacity in the TFT-LCD industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, changes in technology and competing products, our ability to successfully expand our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general political and economic conditions, including those related to the TFT-LCD industry, litigation and regulatory investigations against us, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see “Item 3. Key Information—Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars, or NT dollars, the lawful currency of the Republic of China, or the ROC. This annual report contains translations of NT dollar amounts and Renminbi amounts, or RMB, into United States dollars, or U.S. dollars, at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars and between RMB and U.S. dollars in this annual report were made at a rate of NT$32.59 to US$1.00 and RMB7.804 to US$1.00, respectively, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar and RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. No representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB or NT dollars, as the case may be, at any particular rate or at all. On June 26, 2007, the noon buying rates were NT$32.77 to US$1.00 and RMB7.62 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected statement of income data for the years ended December 31, 2004, 2005 and 2006 and selected balance sheet data as of December 31, 2005 and 2006 set forth below have been derived from our audited consolidated financial statements included herein. The selected balance sheet data as of December 31, 2002, 2003 and 2004 and statement of income data for the years ended December 31, 2002 and 2003 have been derived from our audited financial statements that have not been included herein. Our consolidated balance sheets as of December 31, 2005 and 2006 and related consolidated statements of income, stockholders’ equity, and cash flows for each of the years ended December 31, 2004, 2005 and 2006 have been audited by KPMG Certified Public Accountants, an independent registered public accounting firm, whose report thereon is included herein. The selected financial and operating data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP.

On October 1, 2006, we merged with Quanta Display Inc. (“QDI”), a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and we assumed substantially all of the assets, liabilities and personnel of QDI. Under both ROC GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, the merger with QDI has been accounted for under the purchase method of accounting, whereby our cost of acquiring QDI was measured by the market value of the shares we issued to QDI shareholders in connection with the merger plus related acquisition costs. Such acquisition cost has been allocated to the assets of QDI we acquired and the liabilities of QDI we assumed, based on their fair value as of October 1, 2006. Our financial data, under both ROC GAAP and U.S. GAAP, referenced herein for periods or as of dates prior to October 1, 2006, do not include the financial data of QDI.

For information relating to the nature and effect of significant differences between ROC GAAP and U.S. GAAP as they relate to us, see note 25 to our consolidated financial statements.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
ROC GAAP
Net sales	75,689.2	104,860.6	168,111.6	217,388.4	293,106.8	8,993.8
Gross profit	12,083.0	23,461.8	39,643.3	29,848.0	29,850.3	915.9
Operating expenses	4,369.1	7,217.0	11,036.0	12,859.3	15,634.0	479.7
Operating income	7,713.9	16,244.8	28,607.3	16,988.7	14,216.3	436.2
Income before income tax	6,022.8	15,573.2	28,024.2	16,094.6	10,200.3	313.0
Income tax benefit (expense)	(0.1)	86.7	(61.3)	(473.4)	(1,068.3)	(32.8)
Cumulative effect of changes in accounting principles(1)	—	—	—	—	(38.6)	(1.2)

	Year Ended and As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
Net income	6,022.7	15,659.9	27,962.9	15,621.2	9,093.4	279.0
Weighted average shares outstanding—Basic	4,790.8	5,322.3	5,569.3	5,893.6	6,466.9	6,466.9
Weighted average shares outstanding—Diluted	5,126.4	5,385.5	5,569.3	5,893.6	6,566.0	6,566.0
Earnings per share—Basic	1.28	2.95	5.02	2.65	1.41	0.04
Earnings per share—Diluted	1.20	2.91	5.02	2.65	1.31	0.04
Earnings per ADS equivalent—Basic	12.84	29.47	50.21	26.52	14.08	0.43
Earnings per ADS equivalent—Diluted	12.00	29.13	50.21	26.52	13.06	0.40

Balance Sheet Data:
ROC GAAP
Current assets	49,830.0	50,682.3	59,747.3	95,841.0	152,742.6	4,686.8
Equity method investments	37.7	701.5	5,577.4	5,244.3	11,682.0	358.5
Property, plant and equipment	71,045.3	100,552.5	159,743.1	221,126.8	381,550.7	11,707.6
Goodwill and intangible assets	2,984.5	2,237.9	1,062.7	2,483.3	20,142.8	618.1
Total assets	129,171.4	158,070.8	230,694.4	329,796.3	578,126.0	17,739.4
Current liabilities	25,204.3	39,789.6	53,600.8	89,858.1	167,316.9	5,134.0
Long-term liabilities	26,027.6	25,306.4	46,334.0	83,940.3	179,712.8	5,514.4
Total liabilities	51,343.4	65,416.3	100,128.8	173,976.8	347,049.7	10,649.0
Capital stock	40,243.0	43,522.4	49,580.4	58,305.5	75,734.0	2,323.8
Total stockholders’ equity	77,828.0	92,654.5	130,565.6	155,819.5	231,076.3	7,090.4

Other Financial Data:
ROC GAAP
Gross margin(3)	16.0%	22.4%	23.6%	13.7%	10.2%	10.2%
Operating margin(4)	10.2%	15.5%	17.0%	7.8%	4.9%	4.9%
Net margin(5)	8.0%	14.9%	16.6%	7.2%	3.1%	3.1%
Capital expenditures	18,035.3	39,300.6	81,868.7	80,652.3	87,246.7	2,677.1
Depreciation and amortization	12,989.9	16,294.6	25,309.3	34,493.2	52,760.2	1,618.9
Cash dividend paid	—	2,006.9	5,208.3	5,935.2	1,749.2	53.7
Cash flows from operating activities	20,821.7	37,041.5	49,393.6	48,006.0	68,526.7	2,102.7
Cash flows from investing activities	(18,125.0)	(40,339.4)	(87,010.2)	(82,456.2)	(83,300.6)	(2,556.0)
Cash flows from financing activities	16,754.3	(4,672.6)	37,615.2	43,097.3	32,550.8	998.8

The table below sets forth certain financial data under U.S. GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
U.S. GAAP
Net sales	75,689.2	104,860.6	168,111.6	217,388.4	293,106.8	8,993.8
Gross profit	9,492.1	19,919.7	32,855.6	22,126.5	23,372.0	717.2
Operating expenses	3,678.7	6,581.8	12,686.8	12,642.7	15,819.3	485.4
Operating income	5,813.4	13,337.9	20,168.8	9,483.8	7,552.6	231.7
Income before income tax, extraordinary item and minority interest	5,150.9	12,485.3	18,575.9	8,837.1	2,222.4	68.2
Income tax expenses	(212.0)	3,230.1	(463.4)	(473.4)	(1,059.2)	(32.5)
Minority interest in loss	–	–	–	(5.8)	(10.0)	(0.3)
Extraordinary item(2)	–	–	–	308.7	–	–
Net income	4,938.9	15,715.4	18,112.5	8,678.2	1,173.2	36.0
Weighted average shares outstanding—Basic	4,505.3	5,031.0	5,350.2	5,762.9	6,426.9	6,426.9
Weighted average shares outstanding—Diluted	4,820.9	5,091.0	5,350.2	5,762.9	6,426.9	6,426.9

	Year Ended and As of December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
U.S. GAAP
Earnings per share—Basic:
Income before extraordinary item	1.10	3.12	3.39	1.46	0.18	0.01
Extraordinary item				0.05	–	–
Net income	1.10	3.12	3.39	1.51	0.18	0.01
Earnings per share—Diluted:
Income before extraordinary item	1.05	3.09	3.39	1.46	0.18	0.01
Extraordinary item				0.05	–	–
Net income	1.05	3.09	3.39	1.51	0.18	0.01
Earnings per ADS equivalent—Basic:
Income before extraordinary item	10.96	31.24	33.85	14.52	1.83	0.06
Extraordinary item				0.54	–	–
Net income	10.96	31.24	33.85	15.06	1.83	0.06
Earnings per ADS equivalent—Diluted:
Income before extraordinary item	10.54	30.92	33.85	14.52	1.83	0.06
Extraordinary item				0.54	–	–
Net income	10.54	30.92	33.85	15.06	1.83	0.06

Balance Sheet Data:
U.S. GAAP
Current assets	48,967.9	51,111.2	58,254.5	93,469.8	150,826.8	4,628.0
Property, plant and equipment	72,195.3	100,283.5	159,185.3	220,974.0	380,859.8	11,686.4
Goodwill and intangible assets	20,881.1	18,432.1	16,207.4	16,578.5	33,188.5	1,018.4
Total assets	143,531.4	173,905.7	245,114.0	342,809.3	588,399.6	18,054.6
Current liabilities	25,789.5	41,275.4	55,444.9	91,288.0	169,515.0	5,201.4
Long-term liabilities	27,149.7	25,651.4	46,983.5	84,485.1	179,924.4	5,520.9
Total liabilities	52,939.2	66,926.8	102,428.4	175,773.1	349,439.4	10,722.3
Total stockholders’ equity	90,592.2	106,978.9	142,685.6	166,918.9	238,618.1	7,321.8

Other Financial Data:
U.S. GAAP
Gross margin(3)	12.5%	19.0%	19.5%	10.2%	8.0%	8.0%
Operating margin(4)	7.7%	12.7%	12.0%	4.4%	2.6%	2.6%
Net margin(5)	6.5%	15.0%	10.8%	4.0%	0.4%	0.4%
Capital expenditures	18,035.3	39,300.6	82,011.1	80,801.0	87,408.9	2,682.1
Depreciation and amortization	14,614.0	17,369.8	26,358.0	36,067.1	54,940.0	1,685.8
Cash flows from operating activities	21,227.5	36,987.3	48,943.8	46,951.9	67,955.3	2,085.2
Cash flows from investing activities	(18,549.9)	(40,339.4)	(88,001.0)	(81,428.1)	(83,130.7)	(2,550.8)
Cash flows from financing activities	16,773.4	(4,618.4)	38,066.2	43,783.9	32,951.7	1,011.1

(1)
Represents the cumulative effect of our adoption of Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 34 “Financial Instruments: Recognition and Measurement” on January 1, 2006.

(2)	Represents the proportionate share of extraordinary gain reported by equity method investee in 2005. Please see note 25(c) to our consolidated financial statements for further information.

(3)	Gross margin is calculated by dividing gross profit by net sales.

(4)	Operating margin is calculated by dividing operating income by net sales.

(5)	Net margin is calculated by dividing net income by net sales.

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

	NT dollars per U.S. dollar Noon Buying Rate
	Average	High	Low	Period-End
	(of month end rates for years)
2002	NT$34.54	NT$35.16	NT$32.85	NT$34.70
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
December	32.51	32.74	32.27	32.59
2007: (through June 26)	33.00	33.41	32.38	32.77
January	32.77	32.99	32.38	32.95
February	32.97	33.08	32.86	32.98
March	33.01	33.13	32.84	33.01
April	33.15	33.33	33.05	33.33
May	33.28	33.41	32.97	33.09
June (through June 26)	33.00	33.18	32.74	32.77

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

For example, average selling prices of our large-size panels increased by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 but was followed by a sharp decrease of 22.2% between the second quarter and the third quarter of 2004 and a further decrease of 17.1% between the third quarter and the fourth quarter of 2004. Average selling prices of our large-size panels continued to decline by 6.5% between the fourth quarter of 2004 and the first quarter of 2005 but recovered in the remainder of the year, increasing 12.8% between the first and third quarters of 2005 and increasing another 6.0% between the third and fourth quarters of 2005. Average selling prices of our large-size panels decreased in the first three quarters of 2006 by 25.8% from the fourth quarter of 2005, but increased by 3.9% in fourth quarter of 2006.  On a year-on-year basis, average selling prices declined 13.7% in 2006 compared to 2005 and declined 21.1% in 2005 compared to 2004.

Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry has led to excess capacity and could continue to lead to a future period or periods of general excess capacity in the industry. For example, it is expected that as additional capacity provided by sixth- and future generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will depend  highly upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies, we cannot provide assurance that we can maintain these prices in the face of market competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if we are unable to reduce our manufacturing costs, our profit margins will be adversely affected.

Although we were profitable in 2004, 2005 and 2006, if we are not profitable in 2007 or beyond, the value of the ADSs and our shares may be adversely affected.

We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we were profitable in 2004, 2005 and 2006 we cannot assure you that we will be profitable in 2007 or beyond.

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

•
Our ability to obtain adequate external financing on satisfactory terms.  Our business is capital-intensive and if we are unable to maintain our sources of external funding, it will have a material adverse effect on our business, results of operations and future prospects.

•
Fines and penalties payable. We are currently the subject of an investigation into possible anticompetitive behavior by the United States Department of Justice, the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission.  In addition, the Korea Fair Trade Commission made a visit to our Korean affiliate as part of its investigation in the TFT-LCD industry. There are also over 100 civil lawsuits filed against us in the U.S. and Canada alleging, among other things, antitrust violations. Any penalties, fines or settlements made in connection with this investigation and/or these lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by:

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the outcome of on-going and future litigation and government investigations;

•	changes in end users’ spending patterns;

•	changes to our management team;

•	the rescheduling and cancellation of large orders;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory; and

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

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Net sales of panels for computer products represented 78.1%, 65.3% and 53.0% of our net sales in 2004, 2005 and 2006, respectively. Demand for our panels for computer products is affected by numerous factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube, or CRT, monitors and the popularity of wide screen monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing CRT monitors or upgrading to larger sized TFT-LCD monitors. The rate of substitution of TFT-LCD monitors for CRT monitors may be affected by a general slowdown in the global economy or a change in the average selling prices of such products which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not continue to grow as expected, our business prospects and results of operations may suffer.

Panels for use in LCD television and consumer electronics products accounted for 21.2%, 34.4% and 46.5% of our net sales in 2004, 2005 and 2006, respectively, and we believe that such end-use markets will continue to present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional CRT televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional CRT televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can significantly impact our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2004 and 2005 and we have been successful in 2006 in the ramp-up of our fifth-generation, sixth-generation and 7.5-generation fabs, our results of operations in the past have been adversely affected by low capacity utilization. For example, at various times in 2006, we have had to lower our utilization rates to as low as 90% in order to offset the impact of excess inventory that was accumulating in the market. We cannot assure you that we will be able to maintain high capacity utilization rates through 2007 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease and our gross margins will suffer.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our TFT-LCD panels and the obsolescence of our existing TFT-LCD panel inventory. This can result in a decrease in the stated value of our TFT-LCD panel inventory, which we value at the lower of cost or market value.

We manage our inventory based on our customers’ and our own forecasts. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers one month after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We depend on a small number of customers for a substantial portion of our business. In 2004, 2005 and 2006, our five largest customers accounted for 35.1% , 37.2% and 34.5%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. BenQ Corporation, or BenQ, and its subsidiaries accounted for 19.9%, 13.6% and 7.4% of our net sales in 2004, 2005 and 2006, respectively. Samsung Electronics Co., Ltd., or Samsung, accounted for 3.6%, 9.2% and 11.2% of our net sales in 2004, 2005 and 2006, respectively.  As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as BenQ, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

On March 22, 2007, the insolvency administrator of BenQ Mobile GmbH & Co. OHG (“OHG”) asserted that it will file a claim against BenQ for 504,000,000 euros. For more information, please see “Item 8.A.7. Litigation.”  If this potential claim is filed or resolved in a way materially adverse to BenQ, BenQ’s results of operations and financial condition will be significantly impacted. Should we lose BenQ as a major customer, or if the amount of our sales to BenQ decreases, as a result of this potential claim or as a result of BenQ’s acquisition of OHG, our results of operations and financial condition may in turn be materially and adversely affected.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers, which may adversely affect the profitability of our business as a result.

If we are found to have violated antitrust and competition laws, we may be subject to severe fines or penalties that would have a material adverse effect to our business and operations.

We, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. In December 2006, we became the subject of an antitrust investigation by the United States Department of Justice, the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission. In addition, the Korea Fair Trade Commission visited our Korean affiliate as part of its investigation into the TFT-LCD industry. If we are found to have violated antitrust laws, we will likely have to pay a fine or penalty as part of the settlement. It is also possible that certain executive officers or senior management may be held criminally liable and subject to imprisonment. Moreover, there are also over 100 civil lawsuits filed against us in the United States and Canada alleging, among other things, antitrust violations. At this stage, it is not possible to predict the outcome or likely outcome of these investigations or these lawsuits, or the final costs of resolving these matters. We have not created and do not currently have a litigation reserve, and therefore, any penalties, fines or settlements made in connection with this investigation and/or these lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Changes at our largest customers could cause sales of our products to decline.

Mergers, acquisitions, divestments or consolidations involving our largest customers can present risks to our business, as management at the new entity may change the way they do business, including their transactions with us, or may decide not to use us as one of their suppliers of TFT-LCD products. In addition, we cannot provide assurance that a combined entity resulting from a merger, acquisition or consolidation will continue to purchase TFT-LCD panels from us at the same level as each entity purchased in the aggregate when they were separate companies or that a divested company will purchase panels from us at all.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to successfully ramp-up our first 7.5-generation fab or encounter disruptions in the construction of our second 7.5-generation fab.

We currently have a 7.5-generation fab that is designed to process substrates of 1,950 mm x 2,250 mm, which is the optimal size for the production of panels larger than 40-inches. As of March 31, 2007, our 7.5-generation fab had an estimated input capacity of approximately 20,000 substrates per month, which we expect to ramp-up to 60,000 substrates per month by the end of 2007. We also commenced construction of our second 7.5-generation fab in the third quarter of 2006. The manufacturing processes for TFT-LCD panels are highly complex and potentially vulnerable to disruptions. Moreover, the successful completion of our second 7.5-generation fab depends upon a number of factors, including: timely delivery of equipment and machinery and the hiring and training of new skilled personnel. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for a second 7.5-generation fab on acceptable terms. Delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment of our second 7.5-generation fab. If we face unforeseen disruptions in the manufacturing processes with respect to our first 7.5-generation fab or in the construction of our second 7.5-generation fab, we may not be able to realize the potential gains from the manufacturing of panels larger than 40-inches and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2007 in connection with the ramp-up of our sixth-generation fab acquired through the QDI merger and our 7.5-generation fab, and the construction of our second 7.5-generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our profitability may be adversely affected if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

We may encounter difficulties in realizing synergies, cost savings, or achieving within the anticipated time frame, expected strategic objectives and other benefits of the merger with QDI .

On October 1, 2006, we merged with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. The success of the merger depends, in part, on our ability to capture anticipated synergies, growth opportunities and cost savings, which may be impeded, delayed or reduced as a result of numerous factors, some of which are outside our control.  These factors include:

•	complexity of managing a larger business, including supply chain management, manufacturing capacity management, research and development, human resources and financial and audit management;

•	regulatory and commercial limitations on funding as a result of increased debt from the assumption of QDI debt;

•	difficulties in integrating the operations and financial condition, products, personnel and cultures;

•	unforeseen contingent risks or latent liabilities relating to the merger that may become apparent in the future;

•	diversion of management’s time and attention from our core business;

•	dilution of the stock ownership of existing shareholders or earnings per share;

•	increased costs and efforts in connection with our compliance of Section 404 of the Sarbanes-Oxley Act of 2002; and

•	effects on our capacity utilization as a result of post-merger excess capacity and market conditions.

We may encounter these and other unforeseen difficulties in the integration of QDI which may cause us to fail to realize synergies, cost savings, or achieve within the anticipated time frame, expected strategic objectives and other benefits of the merger with QDI .

We operate in a highly competitive environment, and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, seventh or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

If we are unable to manage our growth effectively, our business could be adversely affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp-up of our second sixth-generation fab acquired through the QDI merger and our first 7.5-generation fab and the construction of our second 7.5-generation fab. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Mergers, acquisitions or investments that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

• problems integrating the acquired operations, technologies or products into our existing business and products;

• diversion of management’s time and attention from our core business;

• adverse effects on existing business relationships with customers;

• need for financial resources above our planned investment levels;

• failures in recognizing anticipated synergies;

• difficulties in retaining business relationships with suppliers and customers of the acquired company;

• risks associated with entering markets in which we lack experience;

• potential loss of key employees of the acquired company;

• potential write-offs of acquired assets; and

• potential expenses related to the amortization of intangible assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ADSs and the underlying ordinary shares may be diluted.  If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman, President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided between serving as Chairman of our company and Chairman and Chief Executive Officer of BenQ. If Mr. Lee is not able to devote enough time to our company, our operations may be adversely affected.

In May 2007, Mr. Lee was indicted by the Taoyuan District Prosecutors’ Office for alleged insider trading of BenQ stock and other related charges. While we are not a party to these proceedings, adverse publicity surrounding this case could have an adverse impact to our company. Moreover, if Mr. Lee is forced to resign from his position with us, or is otherwise no longer able to serve in his capacity as Chairman and Chief Executive Officer, our operations may be adversely affected.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and expansion plans would be adversely affected.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. In 2004, we established a new flat panel display research and development center, the AUO Technology Center, in Hsinchu Science Park. The 5,100 square meter research center houses 15 research labs, advanced training facilities and accommodates over 1,200 research engineers. We have also established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality would suffer. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business, and our operating efficiency may deteriorate.

Potential conflicts of interest with BenQ may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with BenQ. BenQ is our largest shareholder, owning directly and indirectly 8.47% of our outstanding shares as of April 15, 2007, and is also one of our largest customers. BenQ and its subsidiaries accounted for 19.9%, 13.6% and 7.4% of our net sales in 2004, 2005 and 2006, respectively. BenQ’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of April 30, 2007, three of our nine directors and one of our three supervisors are representatives of BenQ, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of BenQ. As a result, conflicts of interest between their duties to BenQ and us may arise.

We cannot assure you that when conflicts of interest arise with respect to representatives of BenQ, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

Our long-term loans and facilities contain financial and other covenants and the failure to comply with the covenants could trigger a requirement for early payment. The financial covenants include current ratios, indebtedness ratios and interest coverage ratios. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy immediately. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred considerable costs and used significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the ramp-up of production capacity of our second sixth-generation fab, acquired through the QDI merger, and our first 7.5-generation fab, and the construction of our second 7.5-generation fab. We may also encounter these difficulties in connection with the adoption of new manufacturing process technologies. We cannot assure you that we will be able to ramp-up our second sixth-generation and our first 7.5-generation fabs, and construct our second 7.5 generation fab without material delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

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

Although approximately 59.6% of our raw materials and components was sourced locally in Taiwan in 2006, we depend on supplies of certain principal raw materials and components from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers, especially for the ramp-up of our second sixth-generation and our first 7.5-generation fabs, and the construction of our second 7.5-generation fab. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

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

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yields and high quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which will adversely affect our results of operations.

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

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as low temperature poly-silicon, or LTPS, technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital to ramp-up our second sixth-generation fab, acquired through the QDI merger, ramp-up our first 7.5-generation fab and construct our second 7.5-generation fab. However, we cannot assure you that we will be successful in completing our expansion plans or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel, or PDP, and organic light emitting device, or OLED, technologies. Currently, PDP technology is primarily used to produce panels larger than 30-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 40-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD televisions with panel sizes as large as that of televisions using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with TFT-LCD technology, in small- to medium-size applications, such as mobile phones and digital still cameras. Future development of OLED technology may also allow it to compete with TFT-LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently in the research and development stage, such as field emission display, or FED, inorganic electroluminescent, or IEL, and surface-conduction electron-emitter, or SED, display technologies. If the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better performance-to-price ratios, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

We also face competition from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of performance-to-price ratio. If alternative display technologies gain a larger market share in the market for large-size television, our business prospects may be adversely affected.

However, advancement and changes in alternative flat panel technologies are dependent on manufacturing economics and consumer demand.  For example, in 2006, we disbanded our research and development team dedicated to OLED technology because of high material cost and a relatively low utilization rate. Even though we seek to remain competitive through research and development of flat panel technologies, we may invest in research and development in certain technologies that do not come to fruition.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have licensing arrangements with Fujitsu Limited, Semiconductor Energy Laboratory Co., Ltd., or SEL, Toppan Printing Co., Ltd., or Toppan, Guardian Industries Corp., Sharp Corporation, Samsung, Hitachi Displays Ltd., Honeywell International Inc., Honeywell Intellectual Properties Inc. and other companies for product and manufacturing process technologies used to produce a substantial number of our TFT-LCD panels. These agreements are typically for terms of five to seven years. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in intellectual property disputes with several companies. See “Item 8.A.7. Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of April 30, 2007, we had 1,170 U.S. patent applications pending, 1,391 Taiwan patent applications pending and 2,438 patents pending in other jurisdictions. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Our rapid introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights.

Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the TFT-LCD industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could adversely affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. Our current standard employment agreement with our employees contains a confidentiality provision which generally provides that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of the relevant agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the TFT-LCD industry.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2006, approximately 30.7% of our net sales was derived from Taiwan-based customers. In addition, we have expanded our module assembly operations to the PRC since July 2002. Our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other manufacturers. For instance, our operations stopped completely for five days in September 1999, largely because of a power outage caused by a severe earthquake. After the stoppage, it took us several days to ramp-up to full operations. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

Our manufacturing processes require a substantial amount of water. Although currently more than 80% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

We have expanded our module assembly operations to the PRC and increased the registered capital of various PRC operating subsidiaries through cash injection. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are significantly affected by political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has stated publicly that it may change its monetary policy to tighten the extension of credit and discourage investments, particularly in certain industries such as real estate and construction. This change in policy may adversely affect our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

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

In October 2006, we acquired a module-assembly facility in Songjiang, PRC as a result of our merger with QDI. We are also establishing a second module-assembly facility in the PRC, in Xiamen, Fujian Province which we expect to commence operations in the second quarter of 2007. We have received all the relevant government approvals for these facilities, but we cannot assure you that additional approvals will not be required and that such approvals, if required, will be obtained on time or at all.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established module-assembly facility in Suzhou, Jiangsu Province of the PRC. We commenced operations at such facilities in July 2002. We are also establishing a second module-assembly facility in the PRC, in Xiamen, Fujian Province which we expect to commence operations in the second quarter of 2007 and through our merger with QDI, acquired a module-assembly facility in Songjiang, PRC. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but, subject to certain exceptions, do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 30.7% of our net sales is derived from customers in Taiwan in 2006. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation. The Central Bank of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.520 on January 2, 1997 to US$1.00 = NT$32.77 on June 26, 2007, based on the noon buying rates published by the Federal Reserve Bank of New York.

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

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 32.3% increase in 2003, a 4.2% increase in 2004 and a 6.7% increase in 2005. During the period from January 1, 2006 to December 31, 2006, the Taiwan Stock Exchange Index peaked at 7,823.72 on December 29, 2006, and reached a low of 6,257.80 on July 17, 2006. Over the same period, daily closing values of our shares ranged from NT$40.00 per share to NT$55.20 per share. On June 27, 2007, the Taiwan Stock Exchange Index closed at 8,844.22, and the closing value of our shares was NT$56.70 per share.

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

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2006, approximately 98.6% of our net sales was denominated in U.S. dollars. During the same period, approximately 21.9%, 28.8% and 49.1% of our cost of goods sold (principally raw materials and component costs) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2006, approximately 26.7%, 55.2% and 13.8% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2004, 2005 and 2006, sales to our overseas customers accounted for 59.4%, 62.1% and 69.4%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

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

Our issuance of stock bonuses and stock options to employees may have a dilutive effect on our ADSs.

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs.  In 2004, 2005 and 2006, we issued 88.8 million shares, 97.4 million shares and 88.6 million shares to our employees, respectively, for their services performed in 2003, 2004 and 2005, respectively.  These bonus shares, valued at par, amounted to NT$887.9 million, NT$973.6 million and NT$886.1 million in 2004, 2005 and 2006. We currently maintain two employee stock option plans, both of which we assumed as a result of the QDI merger, and pursuant to which our full-time employees  of our consolidated domestic and foreign subsidiaries are eligible to receive stock option grants.  As of December 31, 2006, 7,225,000 options, each exercisable for one of our shares, were outstanding. See “Item 6.B. Compensation.”

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2007, we had an aggregate of 7,573,782,895 shares issued and outstanding which were freely tradable. If we, our executive officers, directors, supervisors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors, supervisors or existing shareholders could cause the market price of our ADSs to decline.

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

On October 1, 2006, we completed a merger with QDI pursuant to a merger agreement dated April 7, 2006. QDI manufactured and assembled TFT-LCD panels. As of the effective date, we became the surviving entity and assumed substantially all of the assets, liabilities and personnel of QDI.

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

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B. Business Overview

Introduction

We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products (such as notebook computers and desktop monitors), consumer electronics products (such as mobile devices, digital cameras, digital camcorder, car television, car navigation systems and portable DVD players), and LCD televisions.

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan or the PRC, use our panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in respect of delivery time and design support. Some of our major original equipment manufacturing service provider customers include BenQ, TPV Electronics (Fujian) Company Limited and Proview Optronics (Shenzhen) Co. Ltd.  BenQ is a shareholder of our company, and held directly and indirectly 8.47% of our outstanding shares as of April 15, 2007. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab, and we now operate four fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of glass, or substrates. For example, our sixth-generation fabs are designed to process substrates with dimensions of up to 1,500 x 1,850 millimeters, our fifth-generation fabs are designed to process substrates with dimensions of up to 1,100 x 1,300 millimeters, and our fourth-generation fab is designed to process substrates with dimensions of up to 680 x 880 millimeters. Our 7.5-generation fab, which we commenced commercial production in the fourth quarter of 2006, is designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters.

We commenced commercial production of small- to medium-size panels in 1994 and large-size panels in 1999. We have significantly expanded our capacity since 1999. With production facilities utilizing 3.5-, fourth-, fifth-, sixth- and 7.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. We also acquired one fifth-generation fabs through our merger with QDI.  We operate one sixth-generation fab that commenced commercial production in March 2005, and we acquired a second sixth-generation fab through our merger with QDI.  Our existing operations are located at five principal manufacturing sites in Taiwan and three module-assembly sites in the PRC.

Since December 1, 2005, we grouped our business into two marketing channels: Information Technology Displays and Consumer Products Displays. In January 2007, we reorganized and regrouped our business into three marketing channels: Information Technology Displays, Television Displays and Consumer Products Displays. The Information Technology Display Business Group covers applications such as desktop, notebook and general displays.  The Television Displays Business Group covers applications such as LCD television.  The Consumer Products Display Business Group covers applications such as audio-video displays and mobile device displays.  We believe this change should allow us to better serve the needs of customers in these three markets.

On October 1, 2006, we completed our merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels.  Under the terms of the merger agreement dated April 7, 2006, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock issuing a total of 1,479,110,029 shares.  As of the effective date of the merger, we became the surviving entity and assumed substantially all of the assets, liabilities and personnel of QDI.  The merger received shareholder approval of our company and QDI on June 15, 2006, as well as approval from the Financial Supervisory Commission of the Executive Yuan, on August 15, 2006.

The purpose of the merger was to increase our competitiveness and expand our market share. With the combined production capacity of QDI, we are positioned among the largest TFT-LCD manufacturers in the world.

Through the merger, we seek to realize synergies in supply chain management and research and development, which we believe will increase our overall competitiveness. We believe we can leverage our combined buying power to achieve favorable treatment in the sourcing of key components and enhance our relationships with suppliers. In addition, the combination of our research and development capabilities should expand our panel design expertise and our intellectual property portfolio.

We believe that another expected benefit of the merger is that the product lines of the two companies are complementary with each other. We have been strong in the LCD television product and computer product market and QDI has been more competitive in the notebook panel product market. Through the merger, we plan to offer a broader range of products and expand our market share.

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

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(panels in thousands)
Panels for Computer Products
Panels for notebook computers	4,923.0	7,365.5	14,902.3

	Year Ended December 31,
	2004	2005	2006
	(panels in thousands)
Panels for desktop monitors	12,150.8	18,652.2	24,169.6
Total panels for computer products	17,073.8	26,017.7	39,071.9
Panels for Consumer Electronics Products	33,697.7	54,598.1	79,483.0
Panels for LCD Television	1,369.4	4,033.6	9,380.7
Total	52,140.9	84,649.4	127,935.6

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	32,268.5	33,265.0	50,306.3	1,543.6
Panels for desktop monitors	98,999.8	108,623.6	104,832.9	3,216.7
Total panels for computer products	131,268.3	141,888.6	155,139.2	4,760.3
Panels for Consumer Electronics Products	21,043.8	28,636.7	31,331.1	961.4
Panels for LCD Television	14,585.7	46,147.9	104,948.9	3,220.3
Other(1)	1,213.8	715.2	1,687.6	51.8
Total	168,111.6	217,388.4	293,106.8	8,993.8
______________
(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

Computer Products

Panels for Notebook Computers. In 2004, 2005 and 2006, sales of panels for notebook computers accounted for 19.2%, 15.3% and 17.2%, respectively, of our net sales. The increase in notebook computer panels sales as a percentage of our total net sales in 2006 resulted primarily from the decrease in sales of desktop monitor panels as a percentage of total net sales.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. The most commonly produced panel sizes for notebook computers were from 12.1 inches to 14.1 inches in 2001 and 14.1 and 15.4 inches in 2002, 2003, 2004, 2005 and 2006. As fifth-generation production capacity increases, we expect that 15.4-inch panels will continue to be one of the most commonly produced sizes for notebook computers, with demand for 17-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

In 2006, unit sales of our panels for notebook computers were approximately 14.9 million, of which a substantial majority was accounted for by 14.1 inch to 15.4 inch panels. In 2006, our net sales accounted for by panels for notebook computers was approximately NT$50.3 billion.

Panels for Desktop Monitors. We commenced commercial production of desktop monitor panels in the first quarter of 2000. In 2004, 2005 and 2006, sales of panels for desktop monitors accounted for  58.9%, 50.0% and 35.8%, respectively, of our net sales.  Sales of panels for desktop monitors as a percentage of our net sales has decreased because of a change in our product mix, particularly the increase in sales of LCD television.  We expect that our sales of desktop monitor panels will continue to grow in 2007, primarily as a result of our capacity expansion and demand growth due to the continued trend toward the bundling of TFT-LCD monitors with new computers, the substitution effect of purchasers replacing CRT monitors with TFT-LCD monitors and upgrading to larger-sized TFT-LCD monitors.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2006, 17-inch and 19-inch panels were most commonly produced for desktop monitors. In 2006, unit sales of our panels for desktop monitors was approximately 24.2 million, and our net sales accounted for by panels for desktop monitors was approximately NT$104.8 billion, of which a significant portion was accounted for by 17- and 19-inch panels. We expect 17-inch panels will continue to be one of the most commonly produced desktop monitor sizes, with increasing demand for 19-inch panels in 2007.

Consumer Electronics Products

Our panels for consumer electronics products are used in products such as digital cameras, camcorders, mobile phones, car television, car navigation systems, portable DVD players, multiple function machines, printer displays, portable game consoles, portable televisions, portable MP3 players, digital photo frames and ultra-mobile personal computers. Our sales of panels for consumer electronics products as a percentage of our total net sales has varied from 12.5% in 2004 to 13.2% in 2005 to 10.7% in 2006. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process of our customers and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 45.6% to 79,483.0 thousand panels in 2006 from 54,598.1 thousand panels in 2005 primarily as a result of the growing market acceptance of the use of TFT-LCD panels in consumer electronics products and increase demand for products such as portable DVD players and other handheld devices.

LCD Television

Our panels for LCD television consist of panels with a panel size of 14 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television panels consists of 14- to 46-inch panels. Our sales of LCD television panels, as a percentage of our net sales, increased from 21.2% in 2005 to 35.8% in 2006. In 2006, approximately half of LCD television panels we produced were 30-inches and above. We believe that our sales of LCD television panels will continue to grow in 2007, primarily as a result of the full ramp-up of our second sixth-generation and our first 7.5-generation fab and expected demand growth for LCD television, while we expect average selling prices of panels for LCD television to continue to decline. Unit sales of our LCD television panels increased to 9,380.7 thousand panels in 2006 from 4,033.6 thousand panels in 2005, primarily as a result of growing market demand and the replacement of CRT televisions with LCD televisions by consumers.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers such as BenQ, TPV Electronics (Fujian) Company Limited and Proview Optronics (Shenzhen) Co. Ltd. and brand companies such as Hewlett-Packard, Acer, Dell and Samsung. BenQ is a shareholder of our company, and held directly and indirectly 8.47% of our outstanding shares as of April 15, 2007. We also owned a 5.07% equity interest in BenQ as of December 31, 2006. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	68,275	40.6%	82,473	37.9%	89,841	30.7%
Japan	7,365	4.4%	4,345	2.0%	18,170	6.2%
Asia(1)	84,214	50.1%	116,305	53.5%	136,293	46.5%
Europe	4,710	2.8%	9,361	4.3%	30,106	10.3%
United States	1,702	1.0%	2,761	1.3%	13,853	4.7%

	Year Ended December 31,
	2004		2005		2006
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Others	1,846	1.1%	2,143	1.0%	4,844	1.6%
Total	168,112	100.0%	217,388	100.0%	293,107	100.0%
___________________
(1)	Excludes Japan and Taiwan.

Our sales in Taiwan, as set forth in the table above, represent a significant portion of our net sales for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide. As orders for LCD television products from Europe and the United States increase, orders placed in Taiwan have accounted for a decreasing portion of our net sales in recent years.

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

We sell our panels for desktop monitors through sales channels similar to those for notebook computers. We supply desktop monitor panels to brand companies and original equipment manufacturing service providers such as BenQ, Dell, Samsung and TPV Electronics (Fujian) Company Limited.

We sell most of our panels for digital still cameras and camcorders to brand companies based in Japan, Korea and the United States. We sell our panels for car televisions primarily to component manufacturers for automotive audio and video products based in the United States. We sell our panels for portable DVD players primarily to original equipment manufacturing service providers and component manufacturers, most of which are located in Taiwan, the PRC and other Asian countries.

We sell a significant portion of our panels for mobile device products to mobile phone brand companies such as Nokia and Motorola, and original equipment manufacturing service providers in the United States, Europe, Japan, Korea and the PRC.

As the end-use market continues to grow for LCD television products, we sell an increasing amount of LCD television products primarily to brand companies based in Japan, Korea and Europe. Orders placed by such brand customers have accounted for an increasing portion of our net sales in recent years. In addition, average price per panel for LCD television products is higher than notebook and desktop monitors.

A significant portion of our net sales is attributable to a small number of our customers. In 2004, 2005 and 2006, our five largest customers accounted for 35.1%, 37.2% and 34.5%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. BenQ and its subsidiaries accounted for 19.9%, 13.6% and 7.4% of our net sales in 2004, 2005 and 2006, respectively. Since BenQ also provides original equipment manufacturing services for its brand company customers, panels shipped to BenQ include both panels ordered for its own account as well as panels ordered by or on behalf of its brand company customers.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2006, our reserve for warranties totaled NT$653.8 million (US$20.1 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other suppliers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2004, 2005 and 2006, was 29 days, 38 days and 62 days, respectively. We have experienced a significant increase in the number of collection days extended for sales to our customers primarily due to reasons including a shift in our product mix towards consumer LCD television products and our customer mix towards large customers. In general, we extend longer credit terms to our LCD television customers and our large customers compared to customers of our other products and our smaller customers. We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors. We have not experienced any material problems relating to customer payments.

The TFT-LCD Manufacturing Process

The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in October 2003. We also established a color filter production facility at one of our sixth-generation fab in January 2005. In addition, we acquired a color filter production facility along with a sixth-generation fab and one module-assembly facility in October 2006 as a result of our merger with QDI.

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as FDTC. We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, PRC in July 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou. In October 2006, we acquired a module-assembly facility in Songjiang, PRC as a result of our merger with QDI. We also expect to commence commercial production at our new module-assembly facility in Xiamen, PRC in the second quarter of 2007.

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

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits
Asahi Glass	Merck	Cando Corporation(1)	Nitto Denko	Coretronic	Nippon Electric Company

Corning Taiwan	Sojitz Taiwan	Dai Nippon Printing	Optimax	Forhouse	Novatek

Nippon Electric Glass		Toppan CFI(2)	Daxon Technology(3)	Radiant Opto-Electronics	Raydium Semiconductor(4)
_______________________
(1)	Cando Corporation has been our equity method investee since November 2003. See “Item 7.B. Related Party Transactions.”

(2)	Toppan CFI has been our equity method investee since August 2006. See “Item 7.B. Related Party Transactions.”

(3)	Daxon Technology is a subsidiary of one of our major shareholders, BenQ. See “Item 7.B. Related Party Transactions.”

(4)	We reduced our indirect ownership in Raydium Semiconductor Corporation to less than 50% in January 2006. As a result, Raydium Semiconductor is no longer a consolidated subsidiary.

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle more than 80% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. In September 1999, a power outage caused by a large earthquake resulted in a suspension of production at our fabs for five days. Except for this power outage, power interruptions in general have not materially affected our production processes.

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

We made significant purchases of equipment in 2006, and we expect to make significant purchases in 2007, to implement our capacity expansion and technology advancement plans. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

•	LG. Philips LCD and Samsung, in Korea;

•	Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, Innolux Display and Toppoly Optoelectronics, in Taiwan;

•	Sharp, Toshiba Matsushita Display Technology, Hitachi and Tottori Sanyo, in Japan; and

•	SVA-NEC, BOE-OT and Long-Teng Corporation, in the PRC.

The principal elements of competition for customers in the TFT-LCD market include:

•	price, based in large part on the ability to ramp-up lower cost, “next generation” production facilities before competitors;

•	product features and quality;

•	customer service, including product design support;

•	ability to keep production costs low by maintaining high yield and operating at full capacity;

•	ability to provide sufficient quantity of products to meet customer demand;

•	quality of the research and development team;

•	time-to-market;

•	superior logistics; and

•	access to capital.

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

Our quality control programs have received accredited International Organization of Standards ISO 9001 certifications, as well as qualifications from our customers. In addition, most of our facilities have been certified as meeting the International Organization of Standards ISO 14001 environmental protection standards, with certification for our recently completed fifth-generation fab pending. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Intellectual Property

As of April 30, 2007, we held a total of 3,164 patents, including 1,508 in Taiwan and 811 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2009 through 2026. We also have a total of 1,391 pending patent applications in Taiwan, 1,170 in the United States and 2,438 in other jurisdictions, including the PRC, Japan and Korea as of April 30, 2007. In addition, we have registered “AU Optronics” and our corporate logo, “AUO,” as trademarks and service marks in countries and jurisdictions where we operate, including the ROC, PRC, United States, European Union and Korea.

We require all of our employees to sign an employment agreement which prohibits the disclosure of any of our trade secrets, confidential information and proprietary technologies, and we also require our technical personnel to assign to us any inventions related to our business that they develop.

We have licenses to use certain technology and processes from certain companies. In 2004, 2005 and 2006, our running royalties and fixed license and patent fees to companies from which we license intellectual property were NT$1,017.8 million, NT$4,485.2 million and NT$4,946.8 million, respectively, which accounted for 0.6%, 2.1% and 1.7%, respectively of our net sales. The increase in royalty expense in 2006 was primarily due to an increase in royalty payments which are calculated based on net sales or unit sales as our overall sales volume increase and the consolidation of royalty expense of QDI. We expect that our royalty expenses relating to intellectual property licenses will increase in the future due to increases in unit sales.

We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We may find it necessary to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We may suffer legal liabilities and financial and reputational damages if we are found to infringe product or process technology rights held by others. We are currently involved in litigation regarding alleged patent infringement. See “Item 8.A.7. Litigation.”

Insurance

We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2006, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$64.1 billion for all of our inventories and NT$530.9 billion for our equipment and facilities. In addition, as of December 31, 2006, we had insurance coverage for business interruptions in the aggregate amount of NT$40.3 billion.   See “Item 3. Key Information—Risk Factors—Political Geographical and Economic Risks—Due to the location of our operations in Taiwan and the PRC, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.”

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2006.

The following table sets forth summary information for our subsidiaries as of December 31, 2006.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
AU Optronics (L) Corp.	Holding company	Malaysia	8,769.5	100%

AU Optronics Corporation America	Sales services in the United States	United States	32.6	100%(1)

AU Optronics Corporation Japan	Sales services in Japan	Japan	26.1	100%(1)

AU Optronics Europe B.V.	Sales services in Europe	Netherlands	1.9	100%(1)

AU Optronics Korea Ltd.	Sales services in South Korea	South Korea	5.1	100%(1)

AU Optronics Singapore Pte. Ltd.	Sales services in South Asia	Singapore	2.1	100%(1)

AU Optronics (Shanghai ) Corp.	Sales services in the PRC	PRC	32.6	100%(1)

AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	1,629.8	100%(1)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	6,519.2	100%(1)

Konly Venture Corp.	Venture capital investment	ROC	2,200.0	100%

Darwin Precisions (L) Corp.	Holding company	Malaysia	684.6	50%(1)

Darwin Precisions (Suzhou) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	977.9	50%(2)

Darwin Precisions (Xiamen) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	391.2	50%(2)

QDI Development Limited	Holding company	British Virgin Islands	28.2	100%

Quanta Display Japan Inc.	Display design	Japan	27.4	100%(3)(4)

QDI International Limited	Holding Company	British Virgin Islands	236.2	100%

Tech-Well (Shanghai) Display Corp.	Assembly of TFT-LCD modules in the PRC	PRC	2,607.7	100%(5)

Quanta Display Technology Investment Ltd.	Venture capital investment	ROC	594.8	100%
______________
(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 50% ownership of Darwin Precisions (L) Corp.

(3)	Indirectly, through our 100% ownership of QDI Development Limited.

(4)	In August 2006, operations at Quanta Display Japan Inc. were discontinued and we are currently liquidating its assets.

(5)	Indirectly, through our 100% ownership of QDI International Limited.

In April 2006, we established a new subsidiary, AU Optronics (Xiamen) Corp., to manage and operate our second module-assembly facility in the PRC which we expect to commence operations in the second quarter of 2007.  In June 2006, Darwin  Precisions (Xiamen) Corp. was established to operate assembly of backlight modules in the PRC.  In October 2006, we acquired QDI Development Limited, Quanta Display Japan Inc., QDI International Limited, Tech-Well (Shanghai) Display Corp. and Quanta Display Technology Investment Ltd. through our merger with QDI. In November 2006, AU Optronics Singapore Pte. Ltd. was established to offer sales services in South Asia.

4.D. Property, Plants and Equipment

We have five principal manufacturing sites in Taiwan and three module-assembly sites in the PRC. With current production facilities utilizing 3.5-generation, fourth-generation, fifth-generation, sixth-generation and 7.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes.

Principal Facilities

The following table sets forth certain information relating to principal facilities as of March 31, 2007. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government.  The land in the Songjiang Export Processing Zone and Torch Hi-tech Industrial Development Zone on which our facilities are located is leased from the PRC government.

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)

No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan, ROC	69,647	610x720/45,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC	163,564	610x720/LTPS 20,000(1)	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu, Taiwan, ROC	105,127	600x720/60,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Taoyuan, ROC*	865,426	620x750/a-Si 35,000(1) 1,100x1,300/70,000(2)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park 325 Lungtan, Taoyuan Taiwan, ROC	248,231	680x880/60,000(3) 1,100x1,250/50,000(2) 1,100x1,300/70,000(2)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

228, Lungke St., Lungke Science Park, Lungtan, Taoyuan, Taiwan, ROC*	161,425	1,500x1,850/60,000(4)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filers	• Building is owned • Land is leased (expires in February 2008)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 407, Taiwan, ROC	536,488	1,500x1,850/120,000(4) 1,100x1,300/60,000(2) 1,950x2,250/20,000(5)	March 2005 August 2005 September 2006	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, PRC	226,549	N/A	July 2002	Module and component assembly	• Building is owned • Land is leased (expires in 2051)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, China*	210,530	N/A	October 2004	Module and component assembly	• Building is owned • Land is leased (expires in 2052)

No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, China	256,409	N/A	Second Quarter of 2007	Module and component assembly	• Building is owned • Land is leased (expires in 2056)
_________________________
*	Facilities acquired through our merger with QDI.

(1)	3.5-generation fab.

(2)	Fifth-generation fab.

(3)	Fourth-generation fab.

(4)	Sixth-generation fab.

(5)	7.5 generation fab.

Expansion Projects

Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

Sixth-Generation Fab. Our sixth-generation fab is capable of processing substrates with dimensions of 1,500 x 1,850 millimeters. Our sixth-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 32-inch panels, six 37-inch panels or three 42-inch panels in wide format. We acquired our second sixth-generation fab in Lungke Science Park through our merger with QDI which commenced commercial production in August 2005. As of December 31, 2006, this fab had an estimated input capacity of approximately 60,000 substrates per month, which we expect to ramp-up to 90,000 substrates per month by the end of 2007.

7.5-Generation Fab. We established a 7.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 40-inches. Our 7.5-generation fab is capable of processing substrates with dimensions of

1,950 x 2,250 millimeters. Our 7.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 47-inch panels or three 56-inch panels in wide format. We commenced commercial production at our 7.5-generation fab in September 2006. As of March 31, 2007, our 7.5-generation fab had an estimated input capacity of approximately 20,000 substrates per month, which we expect to ramp-up to 60,000 substrates per month by the end of 2007. We also commenced construction of a second 7.5-generation fab in the third quarter of 2006.  As of December 31, 2006, we had purchased approximately NT$30.7 billion of machinery or equipment for our 7.5-generation fabs.

We estimate our capital expenditures to be approximately NT$90.0 billion to NT$95.0 billion for 2007, primarily for the ramp-up of our sixth-generation fab and our 7.5-generation fab and for the construction of our second 7.5-generation fab.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices. For example, average selling prices of our large-size panels fluctuated throughout 2004, increasing by 12.1% between the fourth quarter of 2003 and the second quarter of 2004 and decreasing by 22.2% between the second quarter and the third quarter of 2004 and further decreasing 17.1% between the third quarter and the fourth quarter of 2004. Average selling prices of our large-size panels continued to decline by 6.5% between the fourth quarter of 2004 and the first quarter of 2005 but recovered in the remainder of the year, increasing 12.8% between the first and third quarters of 2005 and increasing another 6.0% between the third and fourth quarters of 2005. Average selling prices of our large-size panels decreased in the first three quarters of 2006 by 25.8% from the fourth quarter of 2005, but increased by 3.9% in the fourth quarter of 2006. On a year-on-year basis, average selling prices of our large-size panels declined 13.7% in 2006 compared to 2005. We expect average selling prices of large-size panels will continue to decrease in 2007.

Our revenues depend substantially on the average selling prices of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels, increased by 0.9% in 2004, decreased by 21.1% in 2005 and decreased by 13.7% in 2006. The change in the average selling prices of our panels and decreases in variable costs, depreciation and amortization expenses and other fixed costs associated with the expansion of our production capacity on a per panel basis contributed to the increase in our gross margins from 22.4% in 2003 to 23.6% in 2004. The 21.1% decline in average selling prices in 2005 compared to 2004 contributed to a decline in our gross margins to 13.7% in 2005. Our gross margin further decreased to 10.2% as a result of a 13.7% decline in average selling prices in 2006 compared to 2005. The strong demand for TFT-LCD panels in the first half of 2004 kept average selling prices high; however this was offset by an oversupply of and reduced demand for TFT-LCD panels in the second half of 2004, which resulted in a sharp drop in average selling prices in the second half of 2004. Average selling prices declined in the first quarter of 2005 due to increased capacity; however average selling prices recovered from the second to fourth quarter of 2005 as a result of strong demand fueled by a decrease in panel prices. Average selling prices decreased in the first three quarters of 2006 as a result of oversupply and excess inventory due to lower than expected demand for LCD television purchases from viewers of the 2006 World Cup with a slight recovery in the fourth quarter of 2006 due to a seasonal increase in demand. To meet demand, many TFT-LCD manufacturers, including our company, may expand their capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of our panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decline as the cost of manufacturing TFT-LCD panels declines and as the product becomes more commodity-like.

Production Capacity

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2006, we had an annual capacity to produce approximately 9.1 million square meters of glass area of TFT-LCD panels.

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

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger panel sizes command higher prices, but also have higher manufacturing costs. In 2006, an increase in demand for consumer electronic products using larger TFT-LCD panels such as portable DVD players caused a shift in product mix to more medium-sized panels being produced. The continued trend toward notebook computers with larger screens and the continuing demand for TFT-LCD panels for desktop monitors as a result of the replacement of CRT monitors for TFT-LCD monitors led us to shift our product mix to include primarily 14.1-inch and 15.4-inch panels for notebook computers and 15-, 17- and 19-inch panels for desktop monitors. Moreover, a strong demand for LCD television contributed to increased production of LCD television panels with sizes mainly ranging from 20- to 46-inch. Our fifth-generation fabs have enabled us to produce 15-, 17- and 19-inch or larger panels more efficiently. Our sixth and 7.5-generation fabs also enable us to produce 26, 32-, 37-, 40-, 42- and 46-inch LCD television panels. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

Merger with Quanta Display, Inc.

Facing increasing competition in the TFT-LCD industry, such as from Korean companies, Samsung and LG.Philips, we sought to achieve a better competitive position in the industry through resource integration. On October 1, 2006, we completed our merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels, to strengthen our competitiveness through synergies such as the expansion of production capacity and lowering of raw material costs.  Under the terms of the merger agreement dated April 7, 2006, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and as a result issued 1,479,110,029 shares of AUO to QDI shareholders.

The common stock issued in connection with the merger had a fair value of NT$67.8 billion and was valued using the average closing price of our common stock of NT$46.89 over a range of trading days (from March 30, 2006 to April 14, 2006, inclusive of both dates) set around the public announcement of the merger on April 7, 2006.

In connection with the transaction, we recorded NT$14.3 billion of goodwill, NT$3.7 billion of intangible assets and NT$49.8 billion of net tangible assets. We also incurred merger-related expenses of NT$15.9 million, which consisted of NT$9.5 million for legal and other professional fees. The merger was qualified as a tax-free reorganization and we accounted for it using the purchase method of accounting. The results of QDI’s operations have been included in our results of operations beginning on October 1, 2006.

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

The movements of the allowance for sales returns and discounts are as follows:

	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	45,756	698,506	414,086	12,705.9
Provision charged to revenue	696,328	337,828	2,322,856	71,275.1
Allowance assumed from the merger with QDI	—	—	98,190	3,012.9
Write-off	(43,578)	(622,248)	(2,001,608)	(61,417.9)
Balance at end of year	698,506	414,086	833,524	25,576.0

As of December 31, 2004, 2005 and 2006, the allowance for sales discounts and returns was NT$699 million, NT$414 million and NT$834 million (US$25.6 million), respectively. In 2004, we provided a significant provision for sales returns and discounts as a result of a continuous drop in average selling prices from the second quarter of 2004 to the first quarter of 2005. The provision made in 2005 decreased as compared with that provided in 2004 due to the stabilization of average selling prices in the last quarter of 2005. The provision made in 2006 increased significantly as compared with 2005 due to the drop in average selling prices as a result of oversupply and excess inventory in the first three quarters of 2006.

Long-Lived Assets and Intangible Assets

Under ROC and U.S. GAAP, we review our long-lived assets and identifiable intangible assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable. Furthermore, we review our assets held for sale for impairment whenever we feel that the expected selling price less cost of these assets may be lower than the carrying amount. Judgments about the fair value of assets held for sale are generally based upon market assumptions about value of similar assets.

Under ROC GAAP, we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. Under U.S. GAAP, we assess recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.  In 2004, 2005 and 2006, under ROC GAAP we recorded provisions for impairment loss on idle assets of NT$136 million, NT$9 million and NT$6.2 million (US$0.2 million), respectively, classified under non-operating expenses and losses.  Under U.S. GAAP, we recorded impairment losses on assets held for sale of NT$223 million and NT$65 million in 2004 and 2005, respectively, classified under operating expenses and losses.  We recorded no impairment losses on assets held for sale under operating expenses and losses in 2006.

Intangible assets are recorded at cost or at fair value on the acquisition date and are amortized over the estimated useful lives using the straight-line method. The costs of patents and licenses for the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized on a straight-line basis over their estimated useful lives generally for periods ranging from 3 to 15 years.

We assess the impairment of acquired intangible assets whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If our management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

Business Combinations

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Under ROC GAAP, effective January 1, 2006 and in accordance with the amended ROC SFAS No. 25 “Business Combinations,” goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. In our assessment, we identified only one cash generating unit. The fair value of the cash generating unit calculated using a cash flow projection of five years was compared to the carrying value of stockholders’ equity.

Under US GAAP, we determined that we have one reporting unit for purposes of testing goodwill for impairment. We compare the carrying amount of total stockholders’ equity to market value on the date of impairment to determine if goodwill is potentially impaired.

Based on the assessments mentioned above, we concluded goodwill as of December 31, 2006 was not impaired under both ROC GAAP and US GAAP.

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

The movements of the allowance for uncollectible accounts are as follows:

	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	81,085	90,306	91,422	2,805.2
Provision charged to expense	9,221	1,116	278,216	8,536.9
Allowance assumed from the merger with QDI	—	—	149,866	4,598.5
Write-off	—	—	(45,479)	(1,395.5)
Balance at end of year	90,306	91,422	474,025	14,545.1

As of December 31, 2004, 2005 and 2006, the allowance we established for doubtful accounts was NT$90 million, NT$91 million and NT$474 million (US$14.5 million), respectively. The allowance made in 2006 increased significantly from 2005 due to our assumption of QDI’s allowance for doubtful accounts and an increase in sales.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts that will ultimately be realized are less than their cost basis or when we determine that inventories cannot be liquidated without price concessions, which may be affected by the number of months inventory items remain unsold and their prevailing market prices. Additionally, our analysis of the amount we expect to ultimately realize are partially based upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

As of December 31, 2004, 2005 and 2006, the provision for inventory obsolescence and devaluation was NT$1,031 million, NT$1,344 million and NT$4,263 million (US$130.8 million), respectively, which were classified in cost of goods sold in the statements of income. For the years ended December 31, 2004, 2005 and 2006, we have not made any significant changes to estimates used to determine the provisions for excess and obsolete inventory.

Long-Term Investments

When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares and/or do not have significant board and management representation) those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on the investee’s books. Any unallocated difference is treated as investor level goodwill. Prior to January 1, 2006, under ROC GAAP, the amount of unallocated difference is amortized over five years. Commencing January 1, 2006, as required by the amended ROC SFAS No. 5 “Long-term Investments under Equity Method,” it is no longer amortized and the carrying value of the total investment is assessed for impairment. Under U.S. GAAP, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity method investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our statement of income.

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

In 2004, we purchased 126,600,000 shares of BenQ, and, as of December 31, 2006, held a 5.07% equity interest in BenQ. As our chairman and chief executive officer is also the chairman and chief executive officer of BenQ and one of our executive officers and directors is also an executive officer and director of BenQ, and we have other commercial relationships with BenQ, we are deemed to have the ability to exercise significant influence over BenQ. As such, we account for our investment in BenQ under the equity method of accounting. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is amortized based on the nature of their source.  If the source cannot be identified, such difference was amortized over five years using the straight-line method prior to January 1, 2006.  Effective January 1, 2006, the difference is no longer amortized. For the year ended December 31, 2006 and in accordance with ROC SFAS No. 35, we evaluated our investment in BenQ and determined that the investee was in a loss position due to the continuous decline of its stock price for a six month period.  We determined that the impairment was other than temporary and therefore recognized an impairment loss of NT$271.1 million, which was calculated based on the difference between the acquisition cost and the fair value of the investment.

Income Taxes

We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2006, our valuation allowances on deferred tax assets was NT$21,053 million under ROC GAAP. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net operating losses and investment tax credits, net of the existing valuation allowance as of December 31, 2006.

It is management’s belief that estimates about future taxable income beyond the next two years cannot be objectively and reliably determined given the cyclical nature of the TFT-LCD industry and therefore in determining the necessary amount of required deferred tax asset valuation allowance, estimated future taxable income beyond the two-year period is not considered in our realization analysis.

The estimate of future taxable income required to realize net deferred tax assets as of December 31, 2006 is approximately NT$31,020.0 million. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Under US GAAP, if a valuation allowance for deferred tax asset is recognized for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at the acquisition date, the tax benefits for those items that are first recognized (that is, by elimination of that valuation allowance) in the financial statements after the acquisition shall be applied (a) first, to reduce to zero any goodwill related to the acquisition, (b) second, to reduce to zero other non-current intangible assets related to the acquisition, and (c) third to reduce income tax expense.

Legal Contingencies

From time to time, we are involved in disputes that arise in the ordinary course of business, and we do not expect this to change in the future. We are currently involved in legal proceedings discussed in “Item 8.A.7. Litigation” and note 21 to our consolidated financial statements.

When the likelihood of the incurrence of costs related to our legal proceedings is probable and our management has the ability to estimate such costs, we provide for estimates of external legal fees and any probably losses through charges to our consolidated statement of income. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events.

For those pending legal matters we were involved as of December 31, 2006, no accruals were made for those legal contingencies except for insignificant amounts related to external legal fees.

Results of Operations

The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	76.4	86.3	89.8
Gross profit	23.6	13.7	10.2
Operating expenses	6.6	5.9	5.3
Selling	1.5	1.9	2.3
General and administrative	2.1	1.8	1.4
Research and development	3.0	2.2	1.6
Operating income	17.0	7.8	4.9
Net non-operating loss	(0.4)	(0.4)	(1.4)
Income before income tax	16.6	7.4	3.5
Income tax expenses	0.0	0.2	0.4
Net income	16.6	7.2	3.1

Our gross, operating and net margins have decreased from 2004 to 2006. In 2005, our LCD television business represented an increasing proportion of our net sales. LCD television products required a large capital expenditure which affected our profitability.  In 2006, oversupply in the TFT-LCD industry and a shift in our product mix to LCD television products contributed to a decrease in our profitability.

For the Years Ended December 31, 2006 and 2005

Net Sales

Net sales increased 34.8% to NT$293,106.8 million (US$8,993.8 million) in 2006 from NT$217,388.4 million in 2005 due to a 37.2% increase in net sales of large-size panels and a 15.2% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 37.2% to NT$260,753.1 million (US$8,001.0 million) in 2006 from NT$190,040.7 million in 2005. This increase was primarily due to an increases in unit sales and production capacity (as a result of our capacity expansion and the addition of production capacity in the fourth quarter from QDI production facilities), partially offset by a decrease in average selling prices. Large-size panels sold increased 59.1% to 48,764.0 thousand panels in 2006 from 30,654.6 thousand panels in 2005. The average selling price per panel of our large-size panels decreased 13.7% to NT$5,347 (US$164.1) in 2006 from NT$6,199 in 2005, primarily as a result of a decrease in average selling prices in the first three quarters of 2006 resulting from an oversupply of panels in the TFT-LCD industry. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices. The increased demand was primarily due to increased demand for LCD televisions and notebook computers, and consumers continuing to replace their CRT monitors with TFT-LCD monitors.

Net sales of small- to medium-size panels increased 15.2% to NT$30,666.1 million (US$941.0 million) in 2006 from NT$26,632.5 million in 2005. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales. Unit sales of our small- to medium-size panels increased 46.6% to 79,171.7 thousand panels in 2006 from 53,994.8 thousand panels in 2005. The average selling price per panel of our small- to medium-size panels decreased 21.5% to NT$387 (US$11.9) in 2006 from NT$493 in 2005, primarily as a result of an oversupply of panels in the TFT-LCD industry. The increase in unit sales of small- to medium-size panels was primarily due to new products which use small- to medium-size panels being introduced in the market, resulting in new customers, and the growing acceptance and use of TFT-LCD panels for consumer electronics products.

Cost of Goods Sold

Cost of goods sold increased 40.4% to NT$263,256.5 million (US$8,077.8 million) in 2006 from NT$187,540.4 million in 2005. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased 41.5% in 2006 as compared to 2005 primarily as a result of an increase in unit sales of our panels, partially offset by a decrease in average market prices of raw materials. Overhead expenses, including depreciation and amortization expenses, increased 38.4% in 2006 compared to 2005, primarily due to increased production costs and capacity at our fabs and increased depreciation expenses associated with our first sixth-generation and 7.5-generation fabs. Direct labor costs increased 34.2% in 2006 compared to 2005, primarily as a result of an increased number of employees due to our increased production capacity in the ramp-up of our first sixth-generation and 7.5-generation fabs.

As a percentage of net sales, cost of goods sold increased to 89.8% in 2006 from 86.3% in 2005. This increase was primarily as a result of the increase in cost of goods sold per panel and a decrease in average selling prices for our large-size panels.

Gross Profit

Gross profit was NT$29,850.3 million (US$915.9 million) in 2006 compared to NT$29,848.0 million in 2005. Gross margin, which is gross profit divided by net sales, was 10.2% in 2006 as compared to 13.7% in 2005. The reduction in our gross margin was primarily as a result of an increase in our cost of goods sold of 40.4%, offset by an increase in sales of 34.8%.

Under U.S. GAAP, gross profit increased 5.6% to NT$23,372.0 million (US$717.2 million) in 2006 from NT$22,126.5 million in 2005. Gross margin under U.S. GAAP was 8.0% in 2006 as compared to 10.2% in 2005. The reduction in our gross margin under U.S. GAAP was primarily as a result of an increase in our cost of goods sold and, to a lesser extent, lower employee bonus expenses in 2006.

Operating Expenses

Operating expenses increased 21.6% to NT$15,634.0 million (US$479.7 million) in 2006 from NT$12,859.3 million in 2005. As a percentage of net sales, operating expenses decreased to 5.3% in 2006 from 5.9% in 2005. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2006 and the consolidation of operating expenses of QDI. Selling expenses increased 68.7% to NT$6,776.3 million (US$207.9 million) in 2006 from NT$4,016.7 million in 2005, primarily due to increases in royalties paid and transportation costs as a result of increased sales. Selling expenses as a percentage of net sales increased to 2.3% in 2006 from 1.9% in 2005. General and administrative expenses increased 3.4% to NT$4,094.9 million (US$125.6 million) in 2006 from NT$3,960.4 million in 2005, primarily due to the growth of our business as a result of an increase in sales and production capacity. General and administrative expenses as a percentage of net sales decreased to 1.4% in 2006 from 1.8% in 2005. Research and development expenses decreased 2.4% to NT$4,762.8 million (US$146.1 million) in 2006 from NT$4,882.3 million in 2005, primarily due to a reduction in technology transfer fees as we ceased to amortize technology transfer fees for certain contracts that have expired. Research and development expenses as a percentage of net sales decreased to 1.6% in 2006 from 2.2% in 2005.

Under U.S. GAAP, operating expenses increased 25.1% to NT$15,819.3 million (US$485.4 million) in 2006 from NT$12,642.7 million in 2005. As a percentage of net sales, operating expenses decreased to 5.4% in 2006 from 5.9% in 2005. The increase in operating expenses was primarily due to an increase in selling expenses under U.S. GAAP, which increased 86.5% to NT$5,407.6 million (US$166.0 million) in 2006 from NT$2,899.9 million in

2005, primarily due to an increase in transportation costs as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.8% in 2006 from 1.3% in 2005. Research and development expenses increased 9.3% to NT$4,877.6 million (US$149.7 million) in 2006 from NT$4,462.9 million in 2005, primarily due to an increase in depreciation expenses for research and development equipment. Research and development expenses as a percentage of net sales decreased to 1.7% in 2006 from 2.1% in 2005. General and administrative expenses increased 4.8% to NT$5,534.1 million (US$169.8 million) in 2006 from NT$5,279.9 million in 2005. General and administrative expenses as a percentage of net sales decreased to 1.9% in 2006 from 2.4% in 2005.

Operating Income and Operating Margin

As a result of the foregoing, operating income decreased 16.3% to NT$14,216.3 million (US$436.2 million) in 2006 from NT$16,988.7 million in 2005, and operating margin decreased to 4.9% in 2006 from 7.8% in 2005.

Under U.S. GAAP, as a result of the foregoing, operating income decreased 20.4% to NT$7,552.6 million (US$231.7 million) in 2006 from NT$9,483.8  million in 2005, and operating margin decreased to 2.6% in 2006 from 4.4% in 2005.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$4,016.0 million (US$123.2 million) in 2006 compared to net non-operating expenses and losses of NT$894.1 million in 2005. We had higher net non-operating expenses and losses in 2006 as compared to 2005 primarily as a result of increases in net interest expense and investment loss in equity method investments which was partially offset by an increase in interest income and other income. We had a net interest expense of NT$2,265.5 million (US$69.5 million) in 2006 compared to a net interest expense of NT$1,086.6 million in 2005, principally as a result of our assumption of QDI debt and an increase in the amount of average outstanding debt. We had a net foreign currency exchange gain of NT$598.3 million (US$18.4 million) in 2006 and a net gain on other income of NT$218.9 million (US$6.7 million). In addition, due to BenQ’s continuous loss position, we recorded NT$1,491.8 million (US$45.8 million) of equity loss in 2006, which represented 87.7% of our total loss reported for equity method investments in 2006. In 2006, we also recorded NT$271.1 million (US$8.3 million) of impairment loss in connection with our BenQ investment based on our assessment.

Under U.S. GAAP, we had net non-operating expenses and losses of NT$5,330.3 million (US$163.6 million) in 2006 compared to net non-operating expenses and losses of NT$646.7 million in 2005. We had higher net non-operating expenses and losses in 2006 as compared to 2005 primarily as a result of our assumption of QDI debt, including its convertible bonds, which resulted in an increase in net interest expenses. Under U.S. GAAP Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” the two overseas convertible bonds outstanding as of December 31, 2006 were deemed to contain embedded derivative features, which require bifurcation and accounted for at fair value, resulting in higher interest expense recorded in 2006.

Income Tax Expense

We recorded an income tax expense of NT$1,068.3 million (US$32.8 million) in 2006 compared to an income tax expense of NT$473.4 million in 2005. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year. Our income tax expense increased in 2006 primarily due to less investment tax credit available to be applied in 2006 as compared to 2005.

Under U.S. GAAP, we recorded an income tax expense of NT$1,059.2 million (US$32.5 million) in 2006 compared to an income tax expense of NT$473.4 million in 2005. Our income tax expense increased in 2006 primarily due to less investment tax credit available to be applied in 2006 as compared to 2005.

Net Income

As a result of the foregoing, net income decreased 41.8% to NT$9,093.4 million (US$279.0 million) in 2006 from NT$15,621.2 million in 2005.

Under U.S. GAAP, as a result of the foregoing, net income decreased 86.5% to NT$1,173.2 million (US$36.0 million) in 2006 from NT$8,678.2 million in 2005.

For the Years Ended December 31, 2005 and 2004

Net Sales

Net sales increased 29.3% to NT$217,388.4 million (US$6,670.4 million) in 2005 from NT$168,111.6 million in 2004 due to a 28.3% increase in net sales of large-size panels and a 38.7% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 28.3% to NT$190,040.7 million (US$5,831.3 million) in 2005 from NT$148,130.6 million in 2004. This increase was primarily due to an increase in unit sales, partially offset by a decrease in average selling prices. Large-size panels sold increased 62.6% to 30,654.6 thousand panels in 2005 from 18,851.4 thousand panels in 2004. The average selling price per panel of our large-size panels decreased 21.1% to NT$6,199 (US$190.2) in 2005 from NT$7,858 in 2004, primarily as a result of a decrease in average selling prices in the first half of 2005 resulting from an oversupply of panels in the TFT-LCD industry. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices. The increased demand was primarily due to increased demand for LCD televisions and notebook computers, and consumers continuing to replace their CRT monitors with TFT-LCD monitors.

Net sales of small- to medium-size panels increased 38.7% to NT$26,632.5 million (US$817.2 million) in 2005 from NT$19,208.0 million in 2004. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales. Unit sales of our small- to medium-size panels increased 62.2% to 53,994.8 thousand panels in 2005 from 33,289.5 thousand panels in 2004. The average selling price per panel of our small- to medium-size panels decreased 14.6% to NT$493 (US$15.1) in 2005 from NT$577 in 2004, primarily as a result of an oversupply of panels in the TFT-LCD industry. The increase in unit sales of small- to medium-size panels was primarily due to new products which use small- to medium-size panels being introduced in the market, resulting in new customers, and the growing acceptance and use of TFT-LCD panels for consumer electronics products.

Cost of Goods Sold

Cost of goods sold increased 46.0% to NT$187,540.4 million (US$5,754.5 million) in 2005 from NT$128,468.3 million in 2004. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses. Raw materials and component costs increased 50.1% in 2005 as compared to 2004, primarily as a result of an increase in unit sales of our panels. While we expected the average market prices of raw materials and components to decline in 2005 compared to 2004, despite the fluctuation of market prices for glass substrates, color filters and driver integrated circuits throughout 2005, the average market prices of raw materials and components remained relatively stable in 2005 compared to 2004. Overhead expenses, including depreciation and amortization expenses, increased 39.7% in 2005 compared to 2004, primarily due to increased production costs and capacity at our fabs and increased depreciation expenses associated with our sixth-generation fab and our third fifth-generation fab, both of which commenced commercial production in 2005. Direct labor costs increased 23.3% in 2005 compared to 2004, primarily as a result of an increased number of employees due to our increased production capacity, the ramp-up of our third fifth-generation fab and sixth-generation fab.

As a percentage of net sales, cost of goods sold increased to 86.3% in 2005 from 76.4% in 2004. This increase was primarily as a result of a significant decrease in average selling prices for our large-size panels which offset the decrease in cost of goods sold per panel. The decrease in our cost of goods sold per panel for large-size panels was primarily as a result of lower raw material and component costs per panel for large-size panels.

Gross Profit

Gross profit decreased 24.7% to NT$29,848.0 million (US$915.9 million) in 2005 from NT$39,643.3 million in 2004. Gross margin was 13.7% in 2005 as compared to 23.6% in 2004. The reduction in our gross margin was primarily as a result of an increase in our cost of goods sold and the decline in average selling prices of our products due to the commoditization of TFT-LCD products.

Under U.S. GAAP, gross profit decreased 32.7% to NT$22,126.5 million (US$678.9 million) in 2005 from NT$32,855.6 million in 2004. Gross margin, which is gross profit divided by net sales, was 10.2% in 2005 as compared to 19.5% in 2004. The greater decrease in gross margin under U.S. GAAP was primarily as a result of royalty expenses which, under U.S. GAAP, is recognized as cost of goods sold instead of operating expense.  Under U.S. GAAP, royalty expenses increased 20.1% to NT$3,685.3 million (US$113.1 million) in 2005 from NT$3,067.8 million in 2004, primarily due to several new technology license agreements we entered into in 2005, some of which contained one-time technology fee payments.

Operating Expenses

Operating expenses increased 16.5% to NT$12,859.3 million (US$394.6 million) in 2005 from NT$11,036.0 million in 2004. As a percentage of net sales, operating expenses decreased to 5.9% in 2005 from 6.6% in 2004. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2005. Selling expenses increased 64.1% to NT$4,016.7 million (US$123.2 million) in 2005 from NT$2,447.1 million in 2004, primarily due to increases in royalties paid and transportation costs as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.9% in 2005 from 1.5% in 2004. General and administrative expenses increased 10.7% to NT$3,960.4 million (US$121.5 million) in 2005 from NT$3,577.3 million in 2004, primarily as a result of the ramp-up costs at our third fifth-generation fab and our sixth-generation fab prior to commercial production at such facilities and the establishment of our 7.5-generation fab. General and administrative expenses as a percentage of net sales decreased slightly to 1.8% in 2005 from 2.1% in 2004. Research and development expenses decreased 2.6% to NT$4,882.3 million (US$149.8 million) in 2005 from NT$5,011.5 million in 2004, primarily due a reduction in technology transfer fees as we ceased to amortize technology transfer fees for certain contracts that have expired. Research and development expenses as a percentage of net sales decreased to 2.2% in 2005 from 3.0% in 2004.

Under U.S. GAAP, operating expenses slightly decreased to NT$12,642.7 million (US$387.9 million) in 2005 from NT$12,686.8 million in 2004. As a percentage of net sales, operating expenses decreased to 5.9% in 2005 from 7.5% in 2004. The decrease in operating expenses was primarily due to a decrease in general and administrative expenses recognized under U.S. GAAP. General and administrative expenses decreased 15.3% to NT$5,279.9 million (US$162.0 million) in 2005 from NT$6,232.8 million in 2004, primarily as a result of a decrease in employee bonuses granted. General and administrative expenses as a percentage of net sales decreased to 2.4% in 2005 from 3.7% in 2004.  Selling expenses increased 38.5% to NT$2,899.9 million (US$89.0 million) in 2005 from NT$2,093.2 million in 2004, primarily due to increases in transportation costs as a result of increased sales.  Selling expenses as a percentage of net sales remain relatively unchanged in 2005 and in 2004. Research and development expenses increased 2.3% to NT$4,462.9 million (US$136.9 million) in 2005 from NT$4,360.8 million in 2004, primarily due to an increase in depreciation expenses for research and development equipment. Research and development expenses as a percentage of net sales decreased to 2.1% in 2005 from 2.6% in 2004.

Operating Income and Operating Margin

As a result of the foregoing, operating income decreased 40.6% to NT$16,988.7 million (US$521.3 million) in 2005 from NT$28,607.3 million in 2004, and operating margin decreased to 7.8% in 2005 from 17.0% in 2004.

Under U.S. GAAP, as a result of the foregoing, operating income decreased 53.0% to NT$9,483.8 million (US$291.0 million) in 2005 from NT$20,168.8  million in 2004, and operating margin decreased to 4.4% in 2005 from 12.0% in 2004.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$894.1 million (US$27.4 million) in 2005 compared to net non-operating expenses and losses of NT$583.1 million in 2004. We had higher net non-operating expenses and losses in 2005 as compared to 2004 primarily as a result of an increase in net interest expense and an investment loss in equity method investments which was partially offset by an increase in foreign exchange gain. We had a net interest expense of NT$1,086.6 million (US$33.3 million) in 2005 compared to a net interest expense of NT$621.4 million in 2004, principally as a result of an increase in the amount of average outstanding debt and higher interest rates.  We had a loss on equity method investments of NT$588.6 million (US$18.1 million) in 2005 compared to a gain of NT$34.3 million in 2004.

Under U.S. GAAP, we had net non-operating expenses and losses of NT$646.7 million (US$19.8 million) in 2005 compared to net non-operating expenses and losses of NT$1,592.9 million in 2004. We had lower net non-operating expenses and losses in 2005 as compared to 2004 primarily as a result of an increase in foreign currency exchange gain and no impairment loss on securities available-for-sale which was partially offset by an increase in net interest expense and investment loss. We recognized other-than-temporary impairment losses on securities available-for-sale of NT$922.9 million in 2004 compared to none in 2005. We had a foreign currency exchange gain of NT$645.6 million (US$19.8 million) in 2005 compared to NT$85.1 million in 2004.

Income Tax Expense

We recorded an income tax expense of NT$473.4 million (US$14.5 million) in 2005 compared to an income tax expense of NT$61.3 million in 2004. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year. Our income tax expense increased in 2005 primarily due to less final year investment tax credit available to be applied in 2005 as compared to 2004.

Under U.S. GAAP, we recorded an income tax expense of NT$473.4 million (US$14.5 million) in 2005 compared to an income tax expense of NT$463.4 million in 2004. Our income tax expense increased in 2005 primarily due to less final year investment tax credit available to be applied in 2005 as compared to 2004.

Extraordinary Item

Under U.S. GAAP, we recorded an extraordinary item of NT$308.7 million (US$9.5 million) in 2005, representing our proportionate share of extraordinary gain reported by our equity method investee, BenQ, resulting from its acquisition of Siemens’ mobile phone business in October 2005.

Net Income

As a result of the foregoing, net income decreased 44.1% to NT$15,621.2 million (US$479.3 million) in 2005 from NT$27,962.9 million in 2004.

Under U.S. GAAP, as a result of the foregoing, net income decreased 52.1% to NT$8,678.2 million (US$266.3 million) in 2005 from NT$18,112.5 million in 2004.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

The corporate income tax rate in Taiwan applicable to us is 25%. Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the tax rate set by the tax authority is 10%. There are grandfathered treatments from the tax holidays approved by the tax authorities before IBTA Statute took effect.  The IBTA Statute does not have a significant impact to our financial statements.

Recognition of Deferred Tax Assets

Our valuation allowance provided on deferred tax assets is calculated differently under ROC GAAP than under U.S. GAAP. This difference has a significant impact on us because we have a significant amount of deferred tax assets as a result of the various tax credits available to us under ROC governmental tax incentive programs and net operating loss carryforwards. Please see note 25 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification of these differences. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2006 amounted to NT$5,103.0 million (US$156.6 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the ability to consider our projection of income before tax for future years. If we do not achieve the projection of income before tax for future years, the amount of the deferred tax assets recognized may be significantly reduced. See also “—Operating Results—Critical Accounting Policies—Income Taxes.”

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

•	The tax exemption period relating to the equipment purchased for our second 3.5-generation fab is four years and will expire in 2008.

•	The tax exemption period relating to our fourth-generation fab commenced in 2005 and will expire in 2009.

•	Share offering in 1996 by Acer Display for the purchase of equipment used at our 3.5-generation fab.

•	The tax exemption period commenced in 2003 and will expire in 2007.

•	Share offerings in 2001 for the purchase of equipment used at our fourth-generation fab.

•	The tax exemption period commenced in 2005 and will expire in 2009.

•	Capitalization of retained earnings in 2001 for the purchase of equipment used at our 3.5-generation fab and fifth-generation fab.

•	The tax exemption period is five years for our 3.5-generation fab and fifth-generation fab.

•	We have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2003 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not yet received all required government approvals and have not designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2002 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2004 for the purchase of equipment used at our sixth-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2004 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2005 for the purchase of equipment used at our 7.5-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2005 for the purchase of equipment used at our sixth-generation and 7.5-generation fabs.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

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

Loss Carryforwards

As of December 31, 2006, there are no loss carryforwards available.

Tax Credits

We also benefit from certain tax credits under ROC law that may be applied toward reducing our tax liabilities. Prior to April 2002, we received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the ROC becoming a member of the World Trade Organization, the ROC Ministry of Economic Affairs amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. This rate was subsequently reduced to 11% in July 2004 and further reduced to 7% in March 2006. We also receive tax credits at a rate of 10% for the purchase of production technology and at a rate of 13% for the purchase of pollution control equipment which have been further reduced to 5% and 7%, respectively, in March 2006. As of December 31, 2006, we had accumulated NT$22,764.2 million (US$698.5 million) of these tax credits. These tax credits expire four years after the end of the year in which we receive the equipment. As of December 31, 2006, NT$4,148.0 million (US$127.3 million), NT$3,052.8 million (US$93.7 million), NT$9,572.9 million (US$293.7 million) and NT$5,990.6 million (US$183.8 million) of these tax credits are expected to expire in 2007, 2008, 2009 and 2010, respectively.

We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the preceding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2006, we had accumulated NT$2,406.3 million (US$73.8 million) of these tax credits.  These tax credits expire four years after the year expenses are incurred. As of December 31, 2006, NT$320.1 million (US$9.8 million), NT$665.3 million (US$20.4 million), NT$787.1 million (US$24.2 million) and NT$633.7 million (US$19.4 million) of these tax credits are expected to expire in 2007, 2008, 2009 and 2010, respectively.

Tax on Retained Earnings

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. According to the amendment to the ROC Income Tax Law, which came into effect on June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our audited financial statements rather than our tax returns submitted to the ROC taxation authority. See “Item 10.E. —Taxation—ROC Tax Considerations—Retained Earnings Tax.” As a result, if we do not distribute as dividends in any year all of our annual retained earnings generated in the preceding year, our applicable corporate income tax rate may exceed 25% for such year.

5.B. Liquidity and Capital Resources

We need cash primarily for capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our expansion plans, including plans for newer generation fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may need to rely on external borrowings and securities offerings. Other than as described below in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2006, we had current assets of NT$152,742.6 million (US$4,686.8 million) and current liabilities of NT$167,316.9 million (US$5,134.0 million). We expect to meet our working capital requirements as they become due and comply with current ratio covenants in our long-term loans and facilities through cash flow from operations, supplemented as necessary by financing activities. In addition, we can drawdown on our existing credit facilities which would increase our current assets without affecting our current liabilities.

As of December 31, 2006, our primary source of liquidity was NT$43,925.5 million (US$1,347.8 million) of cash and cash equivalents and NT$1,848.8 million (US$56.7 million) of financial assets available-for-sale. As of December 31, 2006, we had total short-term credit lines of NT$29,418.4 million (US$902.7 million), of which we had borrowed NT$3,729.5 million (US$114.4 million).  All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. We are subject to restrictions on the sale, lease, transfer or other disposal of our assets under some of our short-term loan facilities. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2006, we had outstanding long-term borrowings of NT$182,900.3 million (US$5,612.2 million).  The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2006 ranged between 2.54% and 6.49% per year.

In November 2003, we entered into a NT$35.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$35.0 billion (US$1.1 billion) had been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in April 2004.

In June 2004, we entered into a NT$55.0 billion and US$150.0 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$55.0 billion (US$1.7 billion) and US$150.0 million has been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in June 2005.

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

In July 2005, we issued an aggregate of 33,000,000 ADSs representing 330,000,000 shares of our common stock. The net proceeds form the offering were approximately NT$15,594.2 million. We used the net proceeds to repay indebtedness and for the construction of and purchase of equipment and machinery production facilities.

In July 2005, we entered into a NT$42.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$18.0 (US$0.6 billion) had been drawn down under this credit facility. We issued NT$5.0 billion (US$0.2 billion) secured corporate bonds under this credit facility in March 2006.

In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of the filing date of this annual report, we have not drawn down any amount under this credit facility.

 In August 2006, we entered into a RMB2.8 billion and US$75.0 million seven-year syndicated credit facility, for which ABN AMRO Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are guaranteed by AU Optronics (L) Corp., our wholly-owned subsidiary. As of December 31, 2006, RMB140 million (US$17.9 million) has been drawn down under this credit facility.

We assumed the following outstanding bonds, credit facilities and arrangements as a result of our merger with QDI:

In February 2004, QDI issued an aggregate principal amount of US$270 million of zero-coupon convertible bonds due February 2009. The initial conversion price was NT$22.23 per share, subject to adjustment. The conversion price was adjusted to NT$72.94 per share in 2006 as a result of our merger. As of December 31, 2006, the total carrying value was NT$64.5 million (US$2.0 million). We redeemed all outstanding bonds on April 26, 2007.

In April 2004, QDI issued an aggregate principal amount of NT$10.5 billion of zero-coupon convertible bonds due April 2009. The initial conversion price was NT$29.26 per share, subject to adjustment. The conversion price was adjusted to NT$70.49 per share in 2006 as a result of our merger. In addition, as a result of our merger, ROC regulators directed that bondholders be given the option to redeem their investments in the QDI bonds. Holders of an aggregate principal amount of NT$5.3 billion of the bonds opted for the early redemption. As of December 31, 2006, the total carrying value was NT$4,999.2 million (US$153.4 million).

In November 2004, QDI issued an aggregate principal amount of US$294.5 million of zero-coupon convertible bonds due November 2009. The initial conversion price was NT$20.02 per share, subject to adjustment. The conversion price was adjusted to NT$52.54 per share in 2006 as a result of our merger. As of December 31, 2006, the total carrying value was NT$9,753.7 million (US$299.3 million). By January 2007, US$169.6 million worth of bonds were repurchased, representing approximately 58% of the aggregate principal amount.

In July 2005, QDI issued an aggregate principal amount of NT$6.0 billion of zero-coupon convertible bonds due July 2010. The initial conversion price was NT$17.12 per share, subject to adjustment. The conversion price was adjusted to NT$44.10 per share in 2006 as a result of our merger. As of December 31, 2006, the total carrying value was NT$6,560.7 million (US$201.3 million).

 In October 2000, QDI entered into a NT$15.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The credit line has been decreased by NT$600 million as a result of non-use of the credit facility per a credit availability period set out in the credit facility letter. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$14.4 billion (US$441.9 million) has been drawn down under this credit facility.

In September 2002, QDI entered into a NT$13.0 billion and US$58.4 million seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the construction and purchase of machinery and equipment at our fabs.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, the entire amount has been drawn down.

In January 2005, QDI entered into a NT$23.3 billion and US$200.0 million seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the construction and purchase of machinery and equipment at our fabs.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, the entire amount has been drawn down.

In March 2005, Tech Well (Shanghai) Display Corp. entered into a RMB249 million and US$80 million five-year syndicated credit facility, for which Citi Bank acted as agent bank for the purpose of funding the construction and purchase of machinery and equipment at our Shanghai moduel-assembly facility.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Obligations under this credit facility are guaranteed by us.

In August 2005, QDI entered into a NT$500.0 million four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$500.0 million (US$15.3 million) has been drawn down under this credit facility. In August 2005, QDI entered into an agreement with the Industrial Bank of Taiwan and the Land Bank of Taiwan, securitizing QDI’s loans through a special purpose vehicle administered by the Land Bank of Taiwan as trustee.

In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the expansion of one of our sixth generation fabs.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$14.0 billion (US$429.6 million) has been drawn down under this credit facility.

In July 2006, QDI entered into a NT$1.0 billion four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2006, NT$1.0 billion (US$30.7 million) has been drawn down under this credit facility. In July 2006, QDI entered into an agreement with the Industrial Bank of Taiwan and the Land Bank of Taiwan, securitizing QDI’s loans through a special purpose vehicle administered by the Land Bank of Taiwan as trustee.

With respect to all the syndicated credit facilities assumed by us as a result of our merger with QDI, we amended the terms of the credit facilities such that covenants made therein are the same as those made in our syndicated credit facilities, including covenants that we maintain certain financial ratios. We completed the amendments in early 2007.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.  As of December 31, 2006, we were in compliance with all financial and other covenants under our long-term loans and credit facilities.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, amounted to NT$253,295.2 million (US$7,772.2 million) as of December 31, 2006.

Net cash provided by operating activities amounted to NT$49,393.6 million in 2004, NT$48,006.0 million in 2005 and NT$68,526.7 million (US$2,102.7 million) in 2006. Our depreciation and amortization was NT$25,309.3 million in 2004, NT$34,493.2 million in 2005 and NT$52,760.2 million (US$1,618.9 million) in 2006. Our notes and accounts payable increased NT$5,026.6 million in 2004, NT$23,286.0 million in 2005 and NT$14,569.0 million (US$447.0 million) in 2006. Increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity. Our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$4,541.4 million in 2004 and NT$22,100.1 million in 2005, and increases in inventories of NT$6,517.3 million in 2004, NT$3,895.6 million in 2005 and NT$13,975.0 million (US$428.8 million) in 2006.

Net cash used for investing activities was NT$87,010.2 million in 2004, NT$82,456.2 million in 2005 and NT$83,300.6 million (US$2,556.0 million) in 2006. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$81,868.7 million in 2004, NT$80,652.3 million in 2005 and NT$87,246.7 million (US$2,677.1 million) in 2006. These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings and the issuance of shares.

Net cash provided by financing activities was NT$37,615.2 million, in 2004, reflecting primarily our issuance of shares in connection with our ADS follow-on offering totaling NT$15,967.2 million and long-term loans and bonds of NT$28,315.8 million partially offset by our repayment of long-term loans and bonds of NT$6,892.1 million and a cash dividend distribution of NT$5,208.3 million. Net cash provided by financing activities was NT$43,097.3 million in 2005, reflecting primarily proceeds from the issuance of common stock of NT$15,594.2 million and an increase of long-term borrowings and bonds payable of NT$47,468.0 million which was offset by repayment of long-term borrowings and bonds payable of NT$7,472.8 million and the payment of a cash dividend in the amount of NT$5,935.2 million. Net cash provided by financing activities was NT$32,550.8 million (US$998.8 million) in 2006, reflecting primarily an increase of long-term borrowings and bonds payable of NT$55,791.1 million which was offset by repayment of long-term borrowings and bonds payable of NT$19,753.5 million and the payment of a cash dividend in the amount of NT$1,749.2 million.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	80,814.5	72,536.5	64,411.7	1,976.4
Land and building purchases	2,233.3	21,317.5	24,834.6	762.0

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2004, 2005 and 2006, prepayments for purchases of equipment amounted to NT$38,009.7 million, NT$15,529.0 million and NT$19,770.3 million (US$606.6 million), respectively.

For the year ended December 31, 2006, our capital expenditures amounted to NT$87,246.7 million (US$2,677.1 million), primarily for purchase of equipment to build our first 7.5-generation fab and the expansion of our existing fabs and our module-assembly operations.

We estimate our capital expenditures to be approximately NT$90.0 billion to NT$95.0 billion for 2007, primarily for the ramp-up of our second sixth-generation fab, acquired through the QDI merger, and our first 7.5-generation fab and the construction of our second 7.5-generation fab. As of April 30, 2007, we have commitments in an amount of approximately NT$44.0 billion to purchase equipment and machinery. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our expansion plans, and market conditions.

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

5.C. Research and Development

We incurred research and development costs of NT$5,011.5 million, NT$4,882.3 million and NT$4,762.8 million (US$146.1 million) in 2004, 2005 and 2006, respectively, which represented 3.0%, 2.2% and 1.6%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have a research and development team that is dedicated to the development of LTPS. In addition, we have several research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2006, we employed approximately 1,253 research and development engineers.

We increased our spending on research and development with the goal of improving our TFT-LCD manufacturing process and developed new TFT-LCD products such as high-resolution 17-inch or larger panels for desktop monitors and 26-inch or larger panels for television. We developed alternative technologies such as LTPS in 2006.

We established a dedicated flat panel research and development center, the AUO Technology Center, in the third quarter of 2004. The research activities at the AUO Technology Center have initially been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, and LTPS. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies.

LCD television products experience significant growth in 2005. We successfully developed several technologies upgrading the performance of LCD television panels. Major achievements include Advanced Multi-domain Vertical Alignment (AMVA), high color gamut and fast moving picture response time (MPRT) technologies.

Multi-domain Vertical Alignment technology (MVA) is a well-recognized wide viewing angle liquid crystal technology, but there are whitish issues when panels with the MVA technology are viewed at an off-angle. AMVA provides low color wash-out at an off-angle view, eliminating whitish issues. We have successfully developed and deployed the AMVA technology since 2005.

Prior to 2005, LCD television panels are limited to the default color specification determined by the National Television Standards Committee (NTSC). In 2005, we developed optical components which match the panel spectrum, offering full color coverage on the LCD television panel and improved the NTSC ratio color gamut to 92%.

MPRT is an index to make fast-moving objects in images appear in high fidelity. We overcame intrinsic slow response time for liquid crystal material and developed several technical solutions to achieve fast MPRT, including backlight blinking, higher frame rate and gray/black field insertion. We embedded fast MPRT technologies into our 32-inch wide extended graphics array (WXGA) television panels since 2006.

5.D. Trend Information

For trend information, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit to finance or secure our purchase payment obligations. As of December 31, 2006, we had off-balance sheet outstanding letters of credit of US$17.4 million, JP¥25,752.6 million, €14.1 million and RMB39.0 million. In addition, we have entered into interest rate swap transactions to hedge our interest rate exposure arising out of our long-term borrowing facilities. As of December 31, 2006, we had interest rate swap contracts with a total notional amount of NT$56.5 billion and with the maturity dates ranging from January 2008 to December 2011. We also entered into foreign currency forward contracts to hedge our existing assets and liabilities denominated in foreign currencies and foreign currency purchase commitments. As of December 31, 2006, we had a total notional amount of foreign currency forward contracts of US$968.5 million and JP¥83.5 billion with settlement dates ranging from January to April 2007.

5.F. Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2006.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
			(in millions)
Contractual Obligations
Long-term debt obligations(1)	221,278.4	41,889.8	98,129.7	69,183.2	12,075.7
Operating lease obligations(2)	2,996.3	209.8	387.9	387.9	2,010.7
Purchase obligations(3)	37,586.9	37,586.9	-	-	-
Total	261,861.6	79,686.5	98,517.6	69,571.1	14,086.4
____________
(1)	Includes principal payment obligations only.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)
Includes purchase orders for the machinery and equipment at our fabs. We have placed orders related to the installation of machinery and equipment at our second sixth-generation and our first 7.5-generation fabs. As of December 31, 2006, we had made commitments of approximately NT$15.3 billion (US$0.5 billion), primarily relating to the sixth-generation fab and approximately NT$16.9 billion (US$0.5 billion), relating to the 7.5-generation fab, which commitments may be cancelled subject to the payment of certain penalties.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents.  Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$90.0 million to our pension fund maintained with the Central Trust of China in 2007.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current and debt-equity ratios and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2006, we were in compliance with all financial covenants and other technical requirements under our credit facilities.

U.S. GAAP Reconciliation

The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP for the periods indicated.

	For the Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with
ROC GAAP	27,962.9	15,621.2	9,093.4	279.0
U.S. GAAP	18,112.5	8,678.2	1,173.2	36.0
Shareholders’ equity in accordance with
ROC GAAP	130,565.6	155,819.5	231,076.3	7,090.4
U.S. GAAP	142,685.6	166,918.9	238,618.1	7,321.8
Cash flows from operating activities in accordance with
ROC GAAP	49,393.6	48,006.0	68,526.7	2,102.7
U.S. GAAP	48,943.8	46,951.9	67,955.3	2,085.2
Cash flows from investing activities in accordance with
ROC GAAP	(87,010.2)	(82,456.2)	(83,300.6)	(2,556.0)
U.S. GAAP	(88,001.0)	(81,428.1)	(83,130.7)	(2,550.8)
Cash flows from financing activities in accordance with
ROC GAAP	37,615.2	43,097.3	32,550.8	998.8
U.S. GAAP	38,066.2	43,783.9	32,951.7	1,011.1

Below is a discussion of certain significant differences between ROC GAAP and U.S. GAAP. See note 25 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and U.S. GAAP.

Convertible Bonds

We assumed convertible bonds from QDI in connection with the merger on October 1, 2006.  In accordance with the transition rule under ROC SFAS No. 36, for convertible bonds assumed in a business combination that do not involve a major modification, as defined, the debt instruments would not be subject to the requirements of ROC SFAS No. 36, provided that the convertible bonds were initially issued before January 1, 2006.  Accordingly, the equity component of the convertible bonds assumed from the QDI merger has not been bifurcated from the debt host and the entire amount of each of the assumed convertible bonds is recorded as a liability at fair value as of the acquisition date.  The difference between fair value and redemption value on the date of acquisition is treated as a discount or premium, which will be amortized and reflected in the statement of income using the effective interest rate method over the redemption period.  If and when the bond is converted, an amount is credited to common stock based on the par value of the common stock issued, with the difference between the carrying value of the bond and the par value of stock recorded as an adjustment to capital reserve.

Under US GAAP, we considered whether the convertible bonds contain embedded derivative instruments that should be separated from the host contract and accounted for as a derivative instrument pursuant to the guidance provided in United States Statement of Financial Accounting Standards (“US SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related interpretations.

Based on our assessment, we concluded that the conversion features of the two overseas convertible bonds assumed from QDI at October 1, 2006 qualify as embedded derivative instruments under US SFAS No. 133 since these bonds are denominated in a currency that is different from our functional currency and therefore require bifurcation from the debt host.  Accordingly, we recorded derivative instrument liabilities of NT$2.2 million and NT$1.8 million as of October 1, 2006 and December 31, 2006, respectively, based on the fair value of the conversion options embedded in the two overseas convertible bonds.  We further concluded that the put and call options embedded in the convertible bonds do not meet the definition of an embedded derivative instrument under US SFAS No. 133 since they are considered to be clearly and closely related to the debt host.  As a result, under US GAAP, the two overseas convertible bonds assumed from QDI have been recorded at their fair value as of the acquisition date without regard to the embedded conversion options.  The recorded carrying amounts will then be accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

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

Under U.S. GAAP, the employee bonus expense is charged to income in the year during which services are provided. Shares we issue as part of these bonuses are recorded at fair value determined at the date on which the number of shares to be issued is known and upon adoption of ROC SFAS No. 123 (revised in 2004) “Share-Based Payment” on January 1, 2006, the date on which there is a mutual understanding of the key terms and conditions of the award between us and our employees. The total amount of these bonuses is initially accrued based on the minimum cash value to be paid, with an adjustment in the subsequent year after shareholders’ approval.  Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized at the grant date.

Derivative Financial Instruments

For interest rate swaps contracts, we generally make specified payments based on fixed interest rate and notional principal amounts and receives amounts based on variable rate of interest and notional principal.  Under ROC GAAP and prior to January 1, 2006, net amounts received or paid under the contracts were reported as adjustments to interest expense on long-term debt.  Our forward contract receivables and payables were recorded at the spot rate at the date of inception.  Discount or premium was amortized on a straight-line basis over the life of the contract.  Realized and unrealized gains or losses on forward contracts resulting from actual settlement or balance sheet date translation were charged or credited to current operations.  Effective from January 1, 2006, we adopted ROC SFAS No. 34 and applied hedge accounting for derivatives effective as a hedge.  The requirements on hedge accounting under ROC SFAS No. 34 are not materially different from that required by US SFAS No. 133.

Under US GAAP and in accordance with US SFAS No. 133, prior to January 1, 2006, none of our derivatives met the US GAAP hedge accounting criteria.  Accordingly, all derivative contracts were recognized as either assets or liabilities and subject to re-measurement at fair value at each balance sheet date.  Changes in fair values of derivative instruments are recognized in earnings for US GAAP purposes.  Effective January 1, 2006, in connection with the adoption of hedge accounting under ROC GAAP, we designate certain derivative contracts (mainly interest rate swap contracts) as a hedge of the variability of cash flows to be paid related to a recognized liability (cash flow hedge).  For derivatives designated as hedges, changes in fair value are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.  Upon the adoption of ROC SFAS No. 34, there is no material difference on the accounting of derivative financial instruments under ROC and US GAAP.

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

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. As a result, our undistributed and distributed income is currently subject to a corporate tax rate of 31.8% and 25.0%, respectively. According to the amendment to the ROC Income Tax Law, which came into effect on June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our audited financial statements rather than our tax returns submitted to the ROC taxation authority. Under ROC GAAP, the 10% tax on undistributed earnings is recognized as an expense on the date that shareholders approve the amount of the earnings distribution. Under U.S. GAAP, we measure our tax expense, including the tax effects of temporary differences, using the undistributed rate.

Depreciation of Property, Plant and Equipment

Under ROC GAAP, we depreciate buildings over estimated lives of 20 or 50 years based on guidance from the ROC Internal Revenue Code. Under U.S. GAAP, buildings are depreciated over an estimated useful life of 20 years.

Marketable Securities

Under US GAAP, marketable securities are accounted for in accordance with US SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.”  Prior to January 1, 2006, under ROC GAAP, marketable securities were carried at the lower of aggregate cost or market value. The fair value was determined by the average price for one month before the balance sheet date.  Effective January 1, 2006, we adopted ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement.”  Upon the adoption of ROC SFAS No. 34, our accounting for marketable securities under ROC GAAP and US GAAP is not materially different.

Under both US SFAS No. 115 and ROC SFAS No. 34, marketable securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. The fair value is determined as of the balance sheet date.  Marketable securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Marketable securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income.  However, when the investment is deemed to be other than temporarily impaired, it is written down to fair value at the end of the period of assessment through a charge to earnings.

Equity Method Investments

When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.  The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on investee’s books. Any unallocated difference is treated as investor level goodwill.  Under US GAAP, such amount is not amortized.  Prior to January 1, 2006, under ROC GAAP, the amount of unallocated difference is amortized over five years. Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor level goodwill is also no longer amortized and the entire carrying value of the equity method investment is subject to assessment for impairment.

If an investee company issues new shares and the shareholders do not acquire new shares in proportion to their original ownership percentage, the investor’s equity in the investee’s net assets will be changed.  Under ROC GAAP, the change in the equity interest shall be used to adjust the capital surplus and the long-term investments accounts. If a company’s capital surplus is not sufficient to offset the adjustment to long-term investment, the difference is charged to retained earnings. Under US GAAP, subsequent investments are treated as a step acquisition and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired. When the company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in investee’s equity is recognized directly to equity as a capital transaction in accordance with SEC Staff Accounting Bulletin (“SAB”) 51 “Accounting for Sales of Stock by a Subsidiary.”  This policy has been consistently applied.

Unrealized inter-company profits or losses resulting from transactions between us and an investee accounted for under the equity method are deferred to the extent of our ownership.  Profits or losses resulting from depreciable or amortizable assets are recognized over the estimated economic lives of such assets.  Profits or losses from other assets are recognized when realized.

Under US GAAP, we recognize the income (loss) of investees on a current year basis in accordance with the Accounting Principles Board, (“APB”) 18.  Prior to January 1, 2005, as permitted under ROC GAAP, we recognized our equity income (loss) of investees in the following year on a one-year lag basis if we were unable to obtain audited financial statements of the investee in time.  Commencing January 1, 2005, as required by the amended ROC SFAS No. 5, we also recognize the income (loss) of all investees on a current year basis.

Recent ROC GAAP Accounting Pronouncements

In July 2006, the FASC issued ROC SFAS No. 37 “Accounting for Intangible Assets,” which we are required to adopt on January 1, 2007. The standard provides guidance on initial recognition and measurement, amortization, presentation and disclosure of intangible assets. An intangible asset should be measured initially at cost. For an intangible asset of a finite useful life, the carrying amount shall be amortized over its useful life. On the other hand, for an intangible asset with an indefinite useful life, the carrying amount shall not be amortized. Intangible assets shall be evaluated for impairment at least annually as required by ROC SFAS No. 35 “Accounting for Impairment of Assets.” Upon adoption of the standard on January 1, 2007, we expect no significant impact on our current accounting treatment.

In November 2006, the FASC issued ROC SFAS No. 38 “Accounting for Non-current Assets Held-for-sale and discontinued operations,” which we are required to adopt on January 1, 2007. Under ROC SFAS No. 38, assets classified as held-for-sale shall be measured at the lower of carrying values or fair values and ceased to be depreciated and amortized. Any impairment loss shall be recognized in current earnings. Assets classified as held-for-sale shall be presented separately on the balance sheet. ROC SFAS No. 38 also requires us to disclose information of discontinued operations separately on the statements of income and cash flow or in a footnote. Upon adoption of the standard on January 1, 2007, we expect no significant impact on its current accounting treatment.

In March 2007, the FASC issued an interpretation which requires ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008. Such bonuses are currently recorded as appropriation of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses. While definitive implementing accounting pronouncements have not yet been issued, we currently expect a significant increase in total compensation expenses upon adoption of the aforementioned interpretations on January 1, 2008.

Recent U.S. GAAP Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued US SFAS No. 154 “Accounting Changes and Error Corrections,” which replaces APB No. 20 “Accounting Changes” and US SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.”  US SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  US SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of US SFAS No. 154 did not have a material impact on our consolidated financial position and results of operations as of and for the year ended December 31, 2006.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes.”  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with US SFAS No. 109 “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective in fiscal years beginning after December 15, 2006.  We are currently evaluating the impact of FIN 48 on our financial positions and results of operations.

In September 2006, the FASB issued US SFAS No. 157 “Fair Value Measurements,” which establishes a framework for measuring fair value and expands disclosures about fair value measurements. US SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  We are currently evaluating the impact of US SFAS No. 157 on our financial position and results of operations.

In September 2006, the FASB issued US SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  US SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity.  US SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.  This requirement becomes effective for fiscal years ending after December 15, 2006.  Upon the adoption of US SFAS No. 158, we recognized an increase in accrued pension liabilities of NT$234.5 million as of December 31, 2006 and the corresponding decrease of NT$234.5 million in accumulated other comprehensive income.

In September 2006, the SEC issued SAB No. 108 “Considering the Effects of Prior year Misstatements when Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for our fiscal year 2006 financial statements. We adopted SAB 108 effective January 1, 2006 and recorded a cumulative effect adjustment as of January 1, 2006 for expense relating to our employee stock bonus. See Note 25 to our consolidated financial statements.

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

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee (“ROC Audit Committee”) or retain supervisors, provided that the ROC Financial Supervisory Commission  may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an ROC Audit Committee in place of its supervisors. Currently, the ROC Financial Supervisory Commission has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an ROC Audit Committee or supervisors. We have received a proposal for our 2007 annual general shareholders meeting to adopt an ROC Audit Committee in place of our supervisors.

On October 1, 2006, we completed our merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. As of the effective date of the merger, we became the surviving entity and assumed substantially all of the assets, liabilities and personnel of QDI.  Pursuant to the merger agreement dated April 7, 2006, two former executives of QDI and its affiliates were given board membership. Mr. Chee-Chun Leung was appointed as Vice Chairman of our company and Mr. Michael Wang was appointed as a director in October 2006. Mr. Kuen-Yao Lee and Mr. Hsuan Bin Chen remain as Chairman and Chief Executive Officer, and President and Chief Operating Officer, respectively, of AUO.

The following table sets forth information regarding all of our directors and supervisors as of April 30, 2007. The business address of all of our directors and supervisors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	55	Chairman	2007	11	Chairman and Chief Executive Officer of BenQ; Director of Darfon Electronics Corp.; Director of Daxon Technology Inc.

Chee-Chun Leung(1)	57	Vice-Chairman	2007	1	Vice-Chairman of Quanta Computer Inc.; Chairman of Xin Min Investment Co.; Chairman of Min Da Investment Co.; Supevisor of Yi Jia Ying Investment Co.; Supervisor of Min Hwa Investment Co.

Hsuan Bin (H.B.) Chen(1)	56	Director	2007	10	Chairman of Wellypower Optronics Corporation; Director of BenQ

Hsi-Hua Sheaffer Lee(1)	52	Director	2007	11	President and Chief Operating Officer of BenQ; Chairman of Darfon Electronics Corp.

Hui Hsiung(1)	54	Director	2007	11

Michael Wang(2)	53	Director	2007	1	President of Quanta Computer Inc.

Cheng-Chu Fan	55	Director	2007	3	Senior Advisor, WK Technology Fund; Director of Advantech Co., Ltd.; Director of Transcend Information, Inc.

Vivien Huey-Juan Hsieh	54	Director	2007	3	Professor at National Taipei University of Technology

T.J. Huang	61	Director	2007	3	Chairman, Systex Corporation; Chairman, Sysware Corporation; President, Asia Vest Partners TCW/YFT (Taiwan) Ltd.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Chieh-Chien Chao	63	Supervisor	2007	3	Professor at National Chiao Tung University

Ko-Yung (Eric) Yu(1)	51	Supervisor	2007	11	Chief Financial Officer of BenQ; Chairman of Daxon Technology Inc.

Shin Chen(3)	59	Supervisor	2007	2	Senior Executive Vice President, CDIB

(1)	Representing BenQ.

(2)	Representing Darly 2 Venture Ltd.

(3)	Representing CDIB.

Kuen-Yao (K.Y.) Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master’s of Business Administration from the International Institute for Management Development in Switzerland in 1990.

Chee-Chun Leung joined our company as Vice-Chairman since our merger with QDI on October 1, 2006. Prior to his current position, Mr. Leung was President from 1993 to 2006 and is currently Vice-Chairman of Quanta Computer Inc. In 2005, he was named Vice-Chairman of QDI. Mr. Leung received his Bachelor’s degree in Physics from the National Taiwan University in 1972.

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

Michael Wang has been our director since October 2006. He is also President of Quanta Computer Inc. since June 2006. Mr. Wang received a Bachelor’s degree in Electronic Engineering from the National Chiao-Tung University in Taiwan in 1988.

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

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2007.

Name	Age	Position	Years with Us
Kuen-Yao (K.Y.) Lee	55	Chairman and Chief Executive Officer	11
Hsuan Bin (H.B.) Chen	56	President and Chief Operating Officer	10
Hui Hsiung	54	Executive Vice President	11
Max Cheng	45	Chief Financial Officer; Chief Accounting Officer; and Controller	9

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

On June 29, 2007, our board of directors appointed Vice-Chairman, H.B. Chen, as Chief Executive Officer and Dr. L.J. (Lai-Juh) Chen as President and Chief Operating Officer, effective September 1, 2007.

6.B. Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors and supervisors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.”  The aggregate compensation paid in 2006 to our directors and supervisors for their services was approximately NT$21.1 million (US$0.6 million). We pay our executive officers monthly salaries, in addition to employee bonuses. The aggregate compensation paid in 2006 to our executive officers for their services was approximately NT$68.8 million (US$2.1 million).

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor

Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance.  Our accrued pension cost as of December 31, 2006 was NT$459.3 million (US$14.1 million). See note 14 to our consolidated financial statements.

We assumed two employee stock option plans, adopted in August 2002 and December 2003, respectively, as a result of the merger with QDI.  Full-time QDI employees that have joined us as a result of the merger with QDI are eligible to receive stock option grants. At this stage, we have not determined whether to grant more stock options or to expand the employee stock option plans to enroll other employees.

We granted 33,428,000 stock options pursuant to the 2002 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$11.0. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2002 employee stock option plan and reduced the number of stock options to 9,550,857 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ), each exercisable for one of our common shares at an adjusted exercise price of NT$38.5. Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. As of December 31, 2006, 1,610,953 stock options were outstanding and, of this number, all had vested. The options are generally not transferable.

We granted 40,541,170 stock options pursuant to the 2002 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$14.6. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2003 employee stock option plan and reduced the number of stock options to 11,583,191 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ), each exercisable for one of our common shares at an adjusted exercise price of NT$51.1. Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. As of December 31, 2006, 5,614,124 stock options were outstanding and, of this number, 3,742,921 stock options had vested. The options are generally not transferable.

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

We received a proposal for our 2007 annual general shareholders meeting to adopt an ROC Audit Committee in place of our supervisors.  All duties of supervisors will be performed by the ROC Audit Committee if the ROC Audit Committee is adopted. The amended ROC Securities and Exchange Act requires a member of the ROC Audit Committee to be an independent director and nominated and elected at an annual general shareholders meeting. Our current independent directors were not nominated and elected as independent directors.

6.D. Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2004, 2005 and 2006.

	As of December 31,
Function	2004	2005	2006
Production	14,142	18,094	31,192
Technical(1)	3,278	4,404	7,685
Sales and marketing	375	378	566
Management and administration	2,112	1,451	1,567
Total	19,907	24,327	41,010	(2)

(1)	Includes research and development personnel.

(2)	We added 5,855 employees as a result of the merger with QDI.

The following table provides a breakdown of our employees by geographic location as of December 31, 2004, 2005 and 2006.

	As of December 31,
Location	2004	2005	2006
Taiwan(1)	10,544	13,514	20,965
PRC(2)	9,329	10,741	19,973
Others	34	72	72
Total	19,907	24,327	41,010	(3)

(1)	Employed by AU Optronics Corp.

(2)	Employed by AU Optronics (Suzhou) Corp., AU Optronics (Xiamen) Corp. and Tech-Well (Shanghai) Display Corp.

(3)	We added 5,855 employees as a result of the merger with QDI.

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

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our annual distributed earnings. The amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share, and paid to our employees in Taiwan based on individual performance and job seniority. Based on par value, we paid NT$887.9 million in bonus shares and NT$380.5 million in cash bonuses to our employees in 2004 with respect to 2003. Based on par value, we paid NT$973.6 million in bonus shares and NT$649.1 million in cash bonuses to our employees in 2005 with respect to 2004. Based on par value, we paid NT$886.1 million in bonus shares and NT$379.7 million in cash bonuses to our employees in 2006 with respect to 2005.

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

We have two employee stock option plans, which we assumed as a result of the merger with QDI. Eligible employees may participate in our employee stock option plans. See “Item 6.B. Compensation.”

We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

The table below sets forth the share ownership, as of April 30, 2007, of the legal entities represented by our directors and supervisors and executive officers.

Name	Number of Shares Owned		Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer	9,677,454		*
Chee-Chun Leung, Vice Chairman	638,029,792	(1)	8.42%
Hsuan Bin (H.B.) Chen, Director, President and Chief Operating Officer	5,421,956		*
Hsi-Hua Sheaffer Lee, Director	638,029,792	(1)	8.42%
Hui Hsiung, Director and Executive Vice President	638,029,792	(1)	8.42%
Michael Wang, Director	1,560,697	(2)	*
Cheng-Chu Fan, Director	—		—
Vivien Huey-Juan Hsieh, Director	—		—
T.J. Huang, Director	—		—
Chieh-Chien Chao, Supervisor	—		—
Ko-Yung (Eric) Yu, Supervisor	638,029,792	(1)	8.42%
Shin Chen, Supervisor	40,732,629	(3)	*
Max Cheng, Chief Financial Officer, Chief Accounting Officer and Controller	1,059,780		*

*	The number of common shares held is less than 1% of our total outstanding common shares.

(1)	Represents shares held by BenQ.

(2)	Represents shares held by Darly 2 Venture Ltd.

(3)	Represents shares held by CDIB.

As of April 30, 2007, none of our directors, supervisors or executive officers held any of our employee stock options. None of our directors, supervisors or executive officers has voting rights different from those of other shareholders.

For a description of the two employee stock option plans assumed by us as a result of the merger with QDI, see “—Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

BenQ is one of our major shareholders. In March 2007, BenQ announced that its board of directors has approved the sale of up to 100,000,000 of our shares, representing 1.32% of our outstanding shares as of December 31, 2006. As of April 15, 2007, BenQ beneficially owned 8.47% of our outstanding shares. Three of our directors and one of our supervisors are representatives of BenQ.

Quanta Computer Inc. is one of our major shareholders. As of December 31, 2006, Quanta Computer beneficially owned 5.31% of our outstanding shares. The vice-chairman of Quanta Computer is also vice-chairman of our board of directors. See “Item 6.A. Directors and Senior Management.”

UMC was one of our major shareholders, holding 9.74% and 1.33% of our outstanding shares as of December 31, 2004 and 2005, respectively. Prior to our shareholders’ meeting on April 29, 2004, three of our directors and one of our supervisors were representatives of UMC. UMC is no longer represented on our current board of directors and supervisors.

There have been no changes in our major shareholders since April 30, 2007.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of April 15, 2007, the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors and supervisors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)

BenQ 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	641,466,625	8.47%	8.47%
Quanta Computer Inc. (1) 211, Wen Hwa 2nd Road, Gueishan Hsiang, Taoyuan, Taiwan, ROC	402,464,697	5.31%	5.31%
All directors and supervisors as a group(2)	695,422,528	9.18%	9.18%

(1)	As of December 31, 2006.

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

As of December 31, 2006, approximately 7,573.4 million of our shares were outstanding. We believe that, of such shares, approximately 1,114.5 million shares in the form of ADSs were held by approximately 24,903 holders in the United States as of April 13, 2007.

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

BenQ and Related Companies

BenQ

BenQ is one of our major shareholders, owning directly and indirectly a 8.47% equity interest in our company as of April 15, 2007. In addition, three of our nine directors and one of our three supervisors are legal representatives of BenQ. In 2004, we purchased shares in BenQ, which as of December 31, 2006 represents 5.07% of their outstanding shares, in order to establish a long-term strategic relationship with BenQ. In 2005, we received cash dividends of NT189.9 million from our investment in BenQ shares.

We sell panels for desktop monitors and LCD television to BenQ. We generated net sales to BenQ in the amount of NT$2,310.9 million in 2004, NT$2,083.6 million in 2005 and NT$1,997.4 million (US$61.3 million) in 2006, and our receivables from these sales were NT$475.8 million as of December 31, 2004, NT$409.5 million as of December 31, 2005 and NT$381.7 million (US$11.7 million) as of December 31, 2006.

We purchased TFT-LCD monitors, projectors, mobile phones and notebook computers from BenQ for use in our business. We did not make any purchases from BenQ in 2004, 2005 and 2006.

BenQ (IT) Co., Ltd. Suzhou (“BQS”)

BQS, an affiliate of our company, was 100% indirectly owned by BenQ as of March 31, 2007. We sell desktop monitor display panels and consumer electronics display panels to BQS. We generated net sales to BQS in the amount of NT$30,030.2 million in 2004, NT$26,532.9 million in 2005 and NT21,647.0 million (US$664.2 million) in 2006, and our receivables from these sales was NT$4,007.5 million as of December 31, 2004, NT$4,821.8 million as of December 31, 2005 and NT$8,342.6 million (US$256.0 million) as of December 31, 2006. For a discussion of an increase in receivables, please see “Item 4.B. Business Overview—Customers, Sales and Marketing.”

BenQ Optronics (Suzhou) Co. Ltd. (“BQOS”)

BQOS, an affiliate of our company, was 100% indirectly owned by BenQ as of March 31, 2007. We sell desktop monitor display panels and consumer electronics display panels to BQOS. We generated net sales to BQOS in the amount of NT$132.8 million in 2004, NT$354.7 million in 2005 and NT$1,227.9 million (US$37.7 million) in 2006, and our receivables from these sales was NT$63.5 million as of December 31, 2005 and NT$432.1 million (US$13.3 million) as of December 31, 2006. We had no receivables as of December 31, 2004.

BenQ Technologies Czech S.V.O. (“BQZ”)

BQZ, an affiliate of our company, was 100% directly owned by BenQ as of March 31, 2007. We sell desktop monitor display panels and television display panels to BQZ. We generated net sales to BQZ in the amount of NT$210.8 million in 2005 and NT$209.8 million (US$6.4 million) in 2006, and our receivables from these sales was NT$132.8 million as of December 31, 2005 and NT$69.6 million (US$2.1 million) as of December 31, 2006.

BenQ Mexicana S.A. De C.V. (“BQX”)

BQX, an affiliate of our company, was 100.0%  owned by BenQ as of March 31, 2007. We sell panels for desktop monitors to BQX. We generated net sales to BQX in the amount of NT$850.7 million in 2004, NT$370.2 million in 2005 and NT$164.5 million (US$5.0 million) in 2006, and our receivables from these sales was NT$85.1 million as of December 31, 2004, NT$216.0 million as of December 31, 2005 and NT$18.9 million (US$0.6 million) as of December 31, 2006.

Daxon Technology Inc. (“Daxon”)

 Daxon, an affiliate of our company, was 53.37% directly and indirectly owned by BenQ as of March 31, 2007. We purchased polarizers from Daxon in the amount of NT$676.7 million in 2005 and NT$3,730.5 million

(US$114.5 million) in 2006, and our payables from these purchases was NT$608.0 million as of December 31, 2005 and NT$1,433.9 million (US$44.0 million) as of December 31, 2006.

Darfon Electronics Corp. (“Darfon”)

Darfon, an affiliate of our company, was 58.27% directly and indirectly owned by BenQ as of March 31, 2007. We purchased inverters from Darfon in the amount of NT$113.3 million in 2004 and NT$203.7 million in 2005 and NT$254.0 million (US$7.8 million) in 2006, and our payables from these purchases was NT$50.7 million as of December 31, 2004, NT$99.9 million as of December 31, 2005 and NT$23.4 million (US$0.7 million) as of December 31, 2006.

Acer Inc.

Acer Inc. is our affiliate, owning a 4.71% equity interest in BenQ as of March 31, 2007. We sell notebook computer display panels and desktop monitor display panels to Acer Inc. We generated net sales to Acer Inc. in the amount of NT$6,733.6 million in 2004, NT$8,999.4 million in 2005 and NT$3,909.5 million (US$120.0 million) in 2006. Our receivables from these sales were NT$521.8 million as of December 31, 2004, NT$1,967.4 million as of December 31, 2005 and NT$8.9 million (US$0.3 million) as of December 31, 2006.  As of June 30, 2006, Acer Inc. ceased using the equity method to valuate its investment in BenQ and has not considered BenQ an affiliate since then. Therefore, related party transactions with Acer Inc. are accounted for up until June 30, 2006.

Wistron Corp. and affiliates

Wistron Corp., an affiliate of our company, was 8.75% owned by Acer Inc. as of March 31, 2007. We sell notebook computer display panels to Wistron. We generated net sales to Wistron in the amount of NT$931.7 million in 2004, NT$393.2 million in 2005 and NT$13.9 million (US$0.4 million) in 2006.  Our receivables from these sales were, NT$116.2 million as of December 31, 2004 and NT$51.3 million as of December 31, 2005. We had no receivables as of December 31, 2006.

Wistron InfoComm (Philippines) Corp., an affiliate of our company, was 100.0% owned by Wistron Corp. as of March 31, 2007. We sell notebook computer display panels to Wistron InfoComm (Philippines) Corp. We generated net sales to Wistron InfoComm (Philippines) Corp. in the amount of NT$906.9 million in 2004, NT$167.7 million in 2005 and NT$22.6 million (US$0.7 million) in 2006, and our receivables from these sales were NT$53.8 million as of December 31, 2004 and NT$27.7 million. We had no receivables as of December 31, 2006.

Wistron InfoComm (Kuanshan) Corp., an affiliate of our company, was 100.0% indirectly owned by Wistron Corp. as of March 31, 2007. We sell notebook computer display panels to Wistron InfoComm (Kuanshan) Corp. We generated net sales to Wistron InfoComm (Kuanshan) Corp. in the amount of NT$819.6 million in 2004, NT$961.8 million in 2005 and NT$0.3 million (US$0.0 million) in 2006, and our receivables from these sales were NT$213.0 million as of December 31, 2004 and NT$0.3 million as of December 31, 2005. We had no receivables as of December 31, 2006.

Wistron InfoComm Manufacturing (Kuanshan) Co. Ltd., an affiliate of our company, was 100.0% indirectly owned by Wistron Corp. as of March 31, 2007. We sell notebook computer display panels to Wistron InfoComm Manufacturing (Kuanshan) Co. Ltd.  We generated net sales to Wistron InfoComm Manufacturing (Kuanshan) Co. Ltd. in the amount of NT$826.9 million in 2005, and our receivables from these sales were NT$103.8 million as of December 31, 2005.

As of June 30, 2006, Wistron Corp. and affiliates ceased using the equity method to valuate its investment in BenQ and has not considered BenQ an affiliate since then. Therefore, related party transactions with Wistron Corp. and affiliates are accounted for up until June 30, 2006.

Acer Building Maintenance Management Corp.

Acer Building Maintenance Management Corp., an affiliate of our company, was 100.0% indirectly owned by Acer Inc. as of March 31, 2007. In 2000, we entered into lease agreements with Min Tour Inc., the predecessor of Acer Building Maintenance Management Corp., for land, buildings, dormitories and equipment. We paid Min Tour related rent and administration fees in the amount of NT$89.3 million in 2003. In September 2003, Min Tour was acquired by Acer Building Maintenance Management Corp., and the obligations of Min Tour Inc. under these agreements were assumed by Acer Building Maintenance Management Corp. after the acquisition. We paid Acer Building Maintenance Management Corp. related rent and administration fees in the amount of NT$89.5 million in 2004. As security for our obligations under the lease agreement, we made refundable deposits, the outstanding balance of which amounted to NT$867.0 million as of December 31, 2004. No payments to Acer Building Maintenance Management Corp. were made in 2005 and the balance of refundable deposits was zero as of December 31, 2005.  In January 2005, we purchased 193,058 square meters of land in Taoyuan, Taiwan from Acer Building Maintenance Management Corp. for a purchase price of approximately NT$2,774 million. As of June 30, 2006, Acer Building Maintenance Management Corp. ceased using the equity method to valuate its investment in BenQ and has not considered BenQ an affiliate since then. Therefore, related party transactions with Acer Building Maintenance Management Corp. are accounted for up until June 30, 2006.

Cando Corporation

We owned 21.47% of Cando Corporation as of March 31, 2007. We purchased color filters from Cando Corporation in the amount of NT$2,551.1 million in 2004, NT$2,986.8 million in 2005 and NT$3,365.9 million (US$103.3 million) in 2006, and our payables from these purchases were NT$633.9 million, NT$1,111.4 million and NT$881.0 million (US$27.0 million) as of December 31, 2004, 2005 and 2006, respectively.

Quanta Computer Inc. (“QCI”) and affiliates

Quanta Computer was the parent company of QDI prior to our merger with QDI. Pursuant to the merger agreement dated April 7, 2006, two former executives of QDI and its affiliates were given board membership, one of which is currently serving as the vice-chairman of our board of directors.

We sell television and desktop monitor display panels to QCI. We generated net sales to QCI in the amount of NT$562.4 million (US$17.3 million) in 2006, and our receivables from these sales was NT$312.4 million (US$9.6 million) as of December 31, 2006.

Tech-Front (Shanghai) Computer Co., Ltd. (“TFC”), an affiliate of our company, was 100% indirectly owned by QCI as of March 31, 2007. We sell notebook computer display panels to TFC. We generated net sales to TFC in the amount of NT$263.5 million (US$8.1 million) in 2006.  Our receivables from these sales were NT$225.1 million (US$6.9 million) as of December 31, 2006.

Tech-Yeh (Shanghai) Computer Co., Ltd. (“TYC”), an affiliate of our company, was 100% indirectly owned by QCI as of March 31, 2007. We sell television display panels to TYC. We generated net sales to TYC in the amount of NT$382.4 million (US$11.7 million) in 2006.  Our receivables from these sales were NT$230.1 million (US$7.1 million) as of December 31, 2006.

Tech-Pro (Shanghai) Computer Co., Ltd. (“TPC”), an affiliate of our company, was 100% indirectly owned by QCI as of March 31, 2007. We sell television display panels to TPC. We generated net sales to TPC in the amount of NT$226.3 million (US$6.9 million) in 2006.  Our receivables from these sales were NT$184.3 million (US$5.7 million) as of December 31, 2006.

Other Related Company

Fujitsu Display Technologies Corporation (“FDTC”)

We purchased a 20% ownership interest in FDTC in March 2003 and sold a 10% ownership interest in August 2004. We sold our remaining 10% ownership in FDTC in May 2005. We purchased liquid crystals, backlight units, driver integrated circuits and polarizers from FDTC in the amount of NT$316.1 million in 2004.  We sold display panels for notebook and desktop computers to FDTC in the amount of NT$2,538.8 million in 2004, NT$31.2 million in 2005.

We entered into a Joint Research and Development and Cost Sharing Agreement with FDTC in March 2003 for joint research and development of TFT-LCD technologies. This agreement was terminated in July 2004. We paid

NT$182.3 million as cost shared for research and development project under this agreement in 2004.  In 2005, FDTC was merged into Fujitsu Limited.

Toppan CFI (Taiwan) Co. Ltd. (“Toppan CFI”)

We purchased a 49.0% ownership interest in Toppan CFI in 2006.  We purchased color filters from Toppan CFI in the amount of NT$2,241.3 million (US$68.8 million) in 2006, and our payables from these purchases amounted to NT$2,214.1 million (US$67.9 million) as of December 31, 2006.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See note 23 to our consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8.A.7. Litigation

On April 13, 2004, Commissariat A L’Energie Atomique, a French government agency, filed a lawsuit against us, our U.S. subsidiary and sixteen other defendants in the United States Federal District Court for the District of Delaware. The suit alleges infringement of certain patents. The suit was dismissed in December 2006 after we entered into a patent license agreement with Commissariat A L’Energie Atomique.

On December 1, 2006, LG. Philips LCD filed a suit in the United States District Court for the District of Delaware against us and other TFT-LCD manufacturing companies, claiming infringement of certain of LG. Philips’ patents in the United States relating to the manufacturing of TFT-LCD panels.  LG. Philips is seeking, among other things, monetary damages for past infringement and an injunction against future infringement. We are reviewing the merits of this suit on an on-going basis.

On March 8, 2007, we filed a suit in the United States District Court for the Western District of Wisconsin against LG.Philips LCD and LG.Philips America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD panels. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On May 30, 2007, the suit was transferred to the United States District Court for the District of Delaware.

On February 2, 2007, Anvik Corporation filed a suit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturing companies, claiming infringement of certain of Anvik Corporation’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. Anvik Corporation is seeking, among other things, monetary damages for past infringement and an injunction against future infringement. We are reviewing the merits of this suit on an on-going basis.

On March 19, 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. filed a suit in the United States District Court for the Eastern District Court of Texas against us and other TFT-LCD manufacturing companies, including BenQ, claiming infringement of certain of Honeywell’s patents in the United States relating to the manufacturing of TFT-LCD panels. Honeywell International and Honeywell Intellectual Properties are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. At this stage, it is not possible to predict the outcome or likely outcome of this investigation or these lawsuits, or the final costs of resolving these matters. We are reviewing the merits of this suit on an on-going basis.

 In December 2006, certain of our subsidiaries received notice of an investigation into possible anticompetitive behavior in the TFT-LCD industry conducted by local authorities in the United States, Europe, Canada and Japan. In December, the local authority in Korea visited our affiliate in Korea. We and our affiliates intend to cooperate with these investigations. We have also been named as a defendant among certain other TFT-LCD manufacturers in over one hundred civil class action lawsuits in the United States and several civil class action lawsuits in Canada alleging antitrust violations. We retained counsels to handle the related matters. The ultimate outcome of the investigations or these lawsuits or the final costs of resolving these matters is uncertain. We are reviewing the merits of the investigations and civil lawsuits on an on-going basis.

The following is a description of a BenQ-related event and proceeding:

On March 22, 2007, the insolvency administrator of OHG asserted that it will file a claim against BenQ for €504,000,000.  At this stage, it is not possible to assess the impact as to this event on our results of operations or financial position due to insufficient information to explain the legal ground for any such claim.  We are reviewing this event on an on-going basis.

On March 30, 2007, BenQ filed a counter-claim against Siemens AG in an international arbitration tribunal in Switzerland.  At this stage, it is not possible to predict the outcome or likely outcome of this event.  We are reviewing this event on an on-going basis.

8.A.8. Dividends and Dividend Policy

We distributed cash dividends of NT$0.5 per share on August 11, 2003 and stock dividends of NT$0.5 per share for the year 2002 on July 31, 2003. We distributed a cash dividend of NT$1.2 per share on July 23, 2004 and a stock dividend of NT$0.5 per share on July 12, 2004 for the year 2003. We distributed a cash dividend of NT$1.2 per share on September 15, 2005 and a stock dividend of NT$0.9 per share on August 26, 2005 for the year 2004. We distributed a cash dividend of NT$0.3 per share on August 7, 2006 and a stock dividend of NT$0.3 per share on August 7, 2006 for the year 2005.

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

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	5% to 10% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors and supervisors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price Per Share			Closing Price per ADS
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2002:	58.57	15.24	93,256.21	12.33	4.30	733.59
2003:	49.90	16.86	95,656.02	14.80	4.81	438.40
2004:	78.50	41.40	97,560.92	27.93	12.47	3,274.97
2005:	55.70	41.50	58,771.47	18.14	12.73	1,848.57
First Quarter	49.90	41.50	58,172.41	16.48	12.73	2,056.82
Second Quarter	55.70	45.45	59,284.95	18.14	14.57	1,650.07
Third Quarter	54.50	40.50	51,883.38	17.42	12.25	2,010.34
Fourth Quarter	49.00	36.05	55,640.56	15.01	10.93	2,459.76
2006:	55.20	40.00	47,043.79	17.56	12.16	2,162.58
First Quarter	55.20	45.55	61,146.76	17.30	14.15	2,531.71
Second Quarter	55.10	40.00	56,726.53	17.56	12.16	2,049.58
Third Quarter	50.60	44.15	37,891.75	15.83	13.46	2,054.66
Fourth Quarter	47.60	42.10	33,973.65	14.46	12.76	2,021.21
November	45.00	42.80	33,222.27	13.59	12.97	1,870.30
December	45.30	42.10	33,842.67	13.83	12.76	1,708.51
2007 (through June 26):	59.10	43.30	36,164.12	17.99	13.06	1,463.09

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share			Closing Price per ADS
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
First Quarter	48.60	43.30	34,827.81	15.06	13.06	1,484.99
January	45.70	43.30	24,662.82	14.10	13.06	1,373.75
February	48.60	44.90	50,420.67	15.06	13.77	1,688.52
March	48.40	44.90	36,415.43	14.79	13.74	1,410.34
Second Quarter (through June 26)	59.10	47.85	37,455.14	17.99	14.69	1,440.83
April	54.00	47.85	48,311.05	16.71	14.69	1,756.30
May	54.90	50.80	27,181.41	16.51	15.30	1,221.58
June (through June 26)	59.10	52.80	37,978.88	17.99	16.15	1,358.294

(1)	Each ADS represents the right to receive 10 common shares.

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

Objects and Purpose

The scope of our business as set forth in Article 2 of our articles of incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, LTPS and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active-matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, original design manufacturing and original equipment manufacturing business for flat panel display modules and the simultaneous operation of a trade business relating to our business.

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

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an ROC Audit Committee or retain supervisors, provided that the ROC Financial Supervisory Commission  may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an ROC Audit Committee in place of its supervisors. Currently, the ROC Financial Supervisory Commission has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an ROC Audit Committee or supervisors.

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

The present members of the board of directors and supervisors took office on April 30, 2004.  At the 2007 annual general shareholders meeting to be held on June 13, 2007, our shareholders will elect new directors and supervisors.  Also, we received a proposal for our 2007 annual general shareholders meeting to adopt an ROC Audit Committee in place of our supervisors.  All duties of supervisors will be performed by the ROC Audit Committee after the ROC Audit Committee is adopted.

Shares

As of March 31, 2007, our authorized share capital was NT$90 billion, divided into nine billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 7,573,782,895 shares were issued.

On June 15, 2006, our shareholders approved the issuance of 263,521,455 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance is August 7, 2006.

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

Voting Rights

According to the ROC Company Law, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or “Controlled Entity,” or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors and supervisors. In all other matters, shareholders must cast all their votes the same way on any resolution. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

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

Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	5% to 10% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors and supervisors; and

•	all or a portion of the balance is distributable as a dividend and bonus to our shareholders.

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

QDI Merger Agreement. We entered into merger agreement with QDI dated April 7, 2006. Under the terms of the merger agreement, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and we assumed substantially all of the assets, liabilities and personnel of QDI.

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

10.E. Taxation

ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of ADSs and shares if you are not a resident of the ROC. You will be considered a non-resident of the ROC for the purposes of this section if:

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

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased individual, and ROC gift tax is payable on any property within the ROC donated by any individual. Estate tax is currently payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,320,000. Gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-resident are exempt from income tax, but may be subject to ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

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

Tax Treaty

Taiwan does not have an income tax treaty with the United States. Taiwan has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium and Denmark which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

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

This summary is based on the Internal Revenue Code of 1986, as amended, (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the U.S. federal income tax consequences applicable to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers and traders in securities or foreign currencies;

•	certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a hedge, straddle, conversion transaction, or integrated transaction;

•	persons owning, or treated as owning, 10% or more of our voting stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; or

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

The U.S. Treasury has expressed concerns that parties involved in transactions in which ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

For U.S. federal income tax purposes, the beneficial owner of an ADS will generally be treated as the owner of the shares underlying the ADS. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

This discussion assumes that we were not a passive foreign investment company for our 2006 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of an ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct otherwise creditable ROC taxes in computing your taxable income, subject to generally applicable limitations.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15% if the dividends constitute qualified dividend income. Qualified dividend income means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where, our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2006 taxable year and do not expect to be considered a PFIC in the foreseeable future.  However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we are treated as a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125%

of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) that may mitigate the adverse tax consequences described above.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

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

As of December 31, 2006, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$176.4 million and ¥8,954.2 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$247.9 million and ¥27,624.7 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,777.9 million as of December 31, 2006, which represents 98.0% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of ¥495.6 million attributable to our Japanese operations as of

December 31, 2006, which represents 0.2% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,605.1 million and ¥75,206.0 million, respectively, relating to our overseas vendors.

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

As of December 31, 2006, we had 123 outstanding interest rate swap agreements with thirteen major international financial institutions, having a total notional principal amount of NT$56,500 million.

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

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value at December 31, 2006
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	247,921	—	—	—	—	—	247,921	247,921
Average interest rate	5.170%	—	—	—	—	—	5.170%	5.170%
Fixed rate (NT$)	5,503,644	—	—	—	—	—	5,503,644	5,503,644
Average interest rate	1.355%	—	—	—	—	—	1.355%	1.355%
Fixed rate (JP¥)	27,624,699	—	—	—	—	—	27,624,699	27,624,699
Average interest rate	0.246%	—	—	—	—	—	0.246%	0.246%
Fixed rate (CNY)	101,000	—	—	—	—	—	101,000	101,000
Average interest rate	1.620%	—	—	—	—	—	1.620%	1.620%
Liabilities Bonds:
Secured (NT$)(1)	1,000,000	2,500,000	5,500,000	5,500,000	2,500,000	0	17,000,000	16,887,600
Fixed rate	1.430%	1.430%	1.741%	1.976%	1.948%	––	1.784%
Secured Long-term Loans:
Fixed rate (NT$)	150,000	325,000	550,000	475,000	0	0	1,500,000	1,532,197
Average interest rate	2.862%	2.710%	2.715%	2.734%	––	––	2.717%
Variable rate (NT$)	30,921,556	36,622,512	41,072,279	33,029,544	27,678,665	12,075,720	181,400,276	181,400,276
Average interest rate	2.203%	2.302%	2.368%	2.334%	2.435%	2.397%	2.372%
Interest Rate Swaps(2):
Variable to fixed (NT$)	—	14,500,000	10,000,000	1,000,000	31,000,000	—	56,500,000	(324,153)
Pay rate	—	2.231%	1.928%	2.040%	2.059%	—	2.080%

(1)	NT$5,500 million are variable rate and NT$11,500 million are fixed rate.

(2)	90-day Taipei Money Market Secondary middle rate settled quarterly (1.748% as of December 31, 2006).

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

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2006:

(in thousands)
Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$674,000
Average contractual exchange rate	NT$32.4559 per US$
Contracts to sell NT$/Buy Japanese yen:
Aggregate contract amount	NT$23,396,738
Average contractual exchange rate	JPY3.5689 per NT$
Contracts to sell NT$/Buy US$:
Aggregate contract amount	US$294,500
Average contractual exchange rate	NT$32.5805 per US$
Fair value of all forward contracts	NT$(506,632)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures  (as defined in the  Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report,  have  concluded  that based on the evaluation of these  controls  and  procedures  required  by  paragraph  (b) of Exchange Act Rules 13a-15 or 15d-15, that our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with ROC GAAP and US GAAP.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with ROC GAAP and US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2006.

We merged with QDI on October 1, 2006. Our management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 QDI’s internal control over financial reporting associated with total assets of NT$190,725.6 million as of the merger date and total manufacturing costs of NT$15,908.9 million for the year ended December 31, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting that AU Optronics Corp. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

AU Optronics Corp. acquired Quanta Display Inc. (“QDI”) on October 1, 2006 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 the QDI’s internal control over financial reporting associated with total assets of NT$190,725.6 million as of the date of acquisition and total manufacturing costs of NT$15,908.9 million for the year ended December 31, 2006.  Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of QDI.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AU Optronics Corp. as of December 31, 2005 and 2006, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG Certified Public Accountants
Hsinchu, Taiwan (Republic of China)
June 26, 2007

Changes in Internal Control Over Financial Reporting

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2005 and 2006.

	Year ended December 31,
Services	2005	2006
	NT$	NT$
	(in thousands)
Audit Fees(1)	26,611	37,930
Tax Fees(2)	400	—
Total	27,011	37,930

(1)
Audit Fees.  This category includes the audit of our financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to testing the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.  This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the Tax Bureau of the ROC, Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes comfort letters, consents and assistance with and review of documents filed with the SEC.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2006 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated June 26, 2007.

(b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2005 and 2006.

(c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006.

(d) Consolidated Statements of Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006.

(e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006.

(f) Notes to Consolidated Financial Statements of the Company and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1
Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

2.2
Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt.

4.1
Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.2
Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3
Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (Confidential treatment requested for certain portions of the agreement).

4.4
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.5
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.6
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(l) to ours annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc, Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.9
Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.10
Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.11
Lease Agreement by and between AU Optronics (Suzhou) Corp. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.12	Merger Agreement, dated April 7, 2006, between AU Optronics Corp. and Quanta Display Inc. (incorporated herein by reference to Item 1 of our Form 6-K as filed with the Commission on May 12, 2006).

4.13	Quanta Display Inc. 2002 Employee Stock Option Plan (English translation).

4.14	Quanta Display Inc. 2003 Employee Stock Option Plan (English translation).

8.1	List of Subsidiaries.

12.1	Certification of Kuen-Yao (K.Y.) Lee, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

12.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 29, 2007

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of China.

As further described in note 2(z) to the consolidated financial statements, the Company adopted, effective January 1, 2006, the Republic of China Statement of Financial Accounting Standards (ROC SFAS) No. 34, “Financial Instruments:  Recognition and Measurement”, ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation”, the amended ROC SFAS No. 1, “Conceptual Framework for Financial Accounting and Preparation of Financial Statements” and the amended ROC SFAS No. 5, “Long-term Investments under Equity Method.”

The consolidated financial statements as of and for the year ended December 31, 2006, have been translated into United States dollars solely for the convenience of the readers.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(w) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP).  Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Certified Public Accountants
Hsinchu, Taiwan (Republic of China)
June 26, 2007

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	26,263,265	43,925,540	1,347,823
Notes and accounts receivable, net (note 6)	34,848,588	47,309,900	1,451,669
Receivables from related parties (note 19)	7,766,800	10,521,081	322,832
Other current financial assets (notes 5 and 6)	1,114,300	1,112,729	34,143
Inventories, net (note 7)	19,167,488	42,315,892	1,298,432
Prepayments and other current assets (note 21)	1,384,076	3,038,927	93,247
Deferred tax assets (note 16)	3,709,886	2,669,816	81,921
Available-for-sale financial assets—current (notes 2(z) and 4)	1,586,504	1,848,758	56,728
Total current assets	95,840,907	152,742,643	4,686,795
Long-term investments:
Equity method investments (note 8)	5,244,334	11,682,012	358,454
Available-for-sale financial assets—noncurrent (notes 2(z) and 4)	10,000	177,175	5,437
Financial assets carried at cost	63,538	536,961	16,476
Total long-term investments	5,317,872	12,396,148	380,367
Property, plant and equipment (notes 9, 19 and 20):
Land	3,590,536	6,273,615	192,501
Buildings	38,056,666	59,044,906	1,811,749
Machinery and equipment	244,584,417	415,490,722	12,749,025
Other equipment	10,563,592	16,390,328	502,925
	296,795,211	497,199,571	15,256,200
Less: accumulated depreciation	(92,929,473)	(141,700,949)	(4,347,988)
Construction in progress	1,704,372	6,254,058	191,901
Prepayments for purchases of land and equipment	15,556,729	19,797,975	607,486
Net property, plant and equipment	221,126,839	381,550,655	11,707,599
Intangible assets:
Technology related fees (note 21)	2,483,329	2,485,374	76,262
Goodwill (note 24)	-	14,288,008	438,417
Core technologies (note 24)	-	3,369,392	103,387
Total intangible assets	2,483,329	20,142,774	618,066
Other assets:
Idle assets, net (note 9)	1,165,781	1,776,756	54,519
Refundable deposits (note 19)	246,373	274,248	8,415
Deferred charges and others	1,441,982	3,632,452	111,459
Deferred tax assets (note 16)	222,157	2,433,212	74,661
Restricted cash in bank (note 20)	32,200	43,200	1,326
Long-term prepayments for materials (note 21)	1,918,888	3,063,271	93,994
Prepaid pension cost (note 14)	-	70,602	2,166
Total other assets	5,027,381	11,293,741	346,540
Total Assets	329,796,328	578,125,961	17,739,367

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2005	2006
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 10)	-	3,729,465	114,436
Accounts payable	48,642,321	69,495,532	2,132,419
Payables to related parties (note 19)	2,197,285	6,738,803	206,775
Accrued expenses and other current liabilities (note 16)	9,491,564	14,237,442	436,865
Financial liabilities measured at fair value—current (notes 2(z) and 5)	-	506,632	15,546
Equipment and construction in progress payable	19,694,213	30,719,178	942,595
Current installments of long-term borrowings (notes 13 and 20)	9,832,723	31,071,555	953,408
Current installments of bonds payable (notes 11, 12 and 20)	-	10,818,265	331,950
Total current liabilities	89,858,106	167,316,872	5,133,994
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent (notes 2(z) and 5)	-	1,534	47
Bonds payable, excluding current installments (notes 11 and 20)	12,000,000	16,000,000	490,948
Convertible bonds payable (note 12)	-	11,559,907	354,707
Long-term borrowings, excluding current installments (notes 13 and 20)	71,940,306	151,828,721	4,658,752
Hedging derivative financial liabilities—noncurrent (notes 2(z) and 5)	-	322,619	9,900
Total long-term liabilities	83,940,306	179,712,781	5,514,354
Other liabilities (note 14)	178,424	19,990	613
Total liabilities	173,976,836	347,049,643	10,648,961
Stockholders’ equity (notes 2(z), 5 and 15):
Capital stock:
Common stock, NT$10 par value	58,305,471	75,734,028	2,323,842
Capital surplus	57,664,144	110,675,618	3,396,000
Retained earnings:
Legal reserve	4,964,545	6,527,244	200,284
Special reserve	201,809	201,809	6,193
Unappropriated retained earnings	34,507,005	37,262,566	1,143,374
	39,673,359	43,991,619	1,349,851
Cumulative foreign currency translation adjustment	59,213	305,857	9,385
Unrealized gain or loss on financial instruments	-	27,182	834
	155,702,187	230,734,304	7,079,912
Minority interest	117,305	342,014	10,494
Total stockholders’ equity	155,819,492	231,076,318	7,090,406
Commitments and contingent liabilities (notes 11, 13, 19 and 21)
Total Liabilities and Stockholders’ Equity	329,796,328	578,125,961	17,739,367

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2004	2005	2006
	NT$	NT$	NT$	US$

Net sales (note 19)	168,111,569	217,388,388	293,106,770	8,993,764
Cost of goods sold (note 19)	128,468,264	187,540,389	263,256,485	8,077,830
Gross profit	39,643,305	29,847,999	29,850,285	915,934
Operating expenses (note 19):
Selling	2,447,102	4,016,672	6,776,339	207,927
General and administrative	3,577,327	3,960,354	4,094,917	125,649
Research and development	5,011,547	4,882,285	4,762,767	146,142
	11,035,976	12,859,311	15,634,023	479,718
Operating income	28,607,329	16,988,688	14,216,262	436,216
Non-operating income and gains:
Interest income	174,898	225,062	1,136,209	34,864
Investment gain recognized by equity method, net (note 8)	34,268	-	-	-
Gain on sale of investments, net (notes 4 and 8)	39,778	121,679	29,562	907
Foreign currency exchange gain, net	85,132	645,572	598,282	18,358
Other income	166,899	228,886	458,694	14,075
	500,975	1,221,199	2,222,747	68,204
Non-operating expenses and losses:
Interest expense (note 9)	796,279	1,311,683	3,401,740	104,380
Investment loss recognized by equity method, net (note 8)	-	588,597	1,701,545	52,211
Assets impairment loss (notes 4, 8 and 9)	-	22,321	287,052	8,808
Loss on valuation of financial instruments (notes 2(z) and 5)	-	-	608,572	18,674
Other losses	287,827	192,718	239,796	7,358
	1,084,106	2,115,319	6,238,705	191,431
Income before income tax and cumulative effect of changes in accounting principles	28,024,198	16,094,568	10,200,304	312,989
Income tax expense (note 16)	61,346	473,429	1,068,324	32,781
Income before cumulative effect of changes in accounting principles	27,962,852	15,621,139	9,131,980	280,208
Cumulative effect of changes in accounting principles (note 2(z))	-	-	(38,585)	(1,184)
Net income	27,962,852	15,621,139	9,093,395	279,024
Attributable to:
Equity holders of the parent company	27,962,852	15,626,991	9,103,472	279,333
Minority interest	-	(5,852)	(10,077)	(309)
Net income	27,962,852	15,621,139	9,093,395	279,024

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Income (continued)

Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2004	2005	2006
	NT$	NT$	NT$	US$

Earnings per share—Basic (note 17):
Income before cumulative effect of changes in accounting principles	5.82	2.77	1.42	0.04
Cumulative effect of changes in accounting principles	-	-	(0.01)	-
Basic EPS—net income	5.82	2.77	1.41	0.04
Basic EPS—retroactively adjusted	5.02	2.65

Earnings per share—Diluted (note 17):
Income before cumulative effect of changes in accounting principles	5.82	2.77	1.32	0.04
Cumulative effect of changes in accounting principles	-	-	(0.01)	-
Diluted EPS—net income	5.82	2.77	1.31	0.04
Diluted EPS—retroactively adjusted	5.02	2.65

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital Stock			Retained Earnings
	Common shares	Common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative foreign currency translation adjustment	Unrealized gain or loss on financial instruments	Treasury stock	Minority interest	Total

Balance at December 31, 2003	4,352,237	43,522,372	32,197,790	602,267	-	16,578,660	4,419	-	(250,981)	-	92,654,527
Appropriation for legal reserve	-	-	-	1,565,993	-	(1,565,993)	-	-	-	-	-
Cash dividends	-	-	-	-	-	(5,208,285)	-	-	-	-	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	-	-	-	(2,170,119)	-	-	-	-	-
Issuance of employee stock bonus	88,792	887,918	-	-	-	(887,918)	-	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(380,535)	-	-	-	-	(380,535)
Remuneration to directors and supervisors	-	-	-	-	-	(70,470)	-	-	-	-	(70,470)
Issuance of common stock for cash	300,000	3,000,000	12,967,194	-	-	-	-	-	-	-	15,967,194
Effect of disproportionate participation in investee’s capital increase	-	-	109	-	-	(153,569)	-	-	-	-	(153,460)
Net income	-	-	-	-	-	27,962,852	-	-	-	-	27,962,852
Foreign currency translation adjustment	-	-	-	-	-	-	(206,228)	-	-	-	(206,228)
Balance at December 31, 2004	4,958,041	49,580,409	45,165,093	2,168,260	-	34,104,623	(201,809)	-	(250,981)	-	130,565,595
Appropriation for legal reserve	-	-	-	2,796,285	-	(2,796,285)	-	-	-	-	-
Appropriation for special reserve	-	-	-	-	201,809	(201,809)	-	-	-	-	-
Cash dividends	-	-	-	-	-	(5,935,249)	-	-	-	-	(5,935,249)
Issuance of shareholders stock dividends	445,144	4,451,437	-	-	-	(4,451,437)	-	-	-	-	-
Issuance of employee stock bonus	97,363	973,625	-	-	-	(973,625)	-	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(649,084)	-	-	-	-	(649,084)
Remuneration to directors and supervisors	-	-	-	-	-	(37,447)	-	-	-	-	(37,447)
Issuance of common stock for cash	330,000	3,300,000	12,294,150	-	-	-	-	-	-	-	15,594,150
Issuance of treasury stock to employees	-	-	-	-	-	(73,076)	-	-	250,981	-	177,905
Effect of disproportionate participation in investee’s capital increase	-	-	204,901	-	-	(106,597)	-	-	-	-	98,304
Net income	-	-	-	-	-	15,626,991	-	-	-	-	15,626,991
Minority interest in net income of subsidiaries	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Foreign currency translation adjustment	-	-	-	-	-	-	261,022	-	-	-	261,022
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	123,157	123,157
Balance at December 31, 2005	5,830,548	58,305,471	57,664,144	4,964,545	201,809	34,507,005	59,213	-	-	117,305	155,819,492
Appropriation for legal reserve	-	-	-	1,562,699	-	(1,562,699)	-	-	-	-	-
Cash dividends	-	-	-	-	-	(1,749,164)	-	-	-	-	(1,749,164)
Issuance of shareholders stock dividends	174,916	1,749,164	-	-	-	(1,749,164)	-	-	-	-	-
Issuance of employee stock bonus	88,605	886,051	-	-	-	(886,051)	-	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(379,736)	-	-	-	-	(379,736)
Remuneration to directors and supervisors	-	-	-	-	-	(21,097)	-	-	-	-	(21,097)
Issuance of new shares for merger	1,479,110	14,791,100	52,957,471	-	-	-	-	-	-	-	67,748,571
Employee stock options assumed from merger with QDI	-	-	76,062	-	-	-	-	-	-	-	76,062
Issuance of stock for employee stock options exercised	224	2,242	6,390	-	-	-	-	-	-	-	8,632
Effect of disproportionate participation in investee’s capital increase and unrealized gain or loss on financial instruments	-	-	(28,449)	-	-	-	-	11,912	-	-	(16,537)
Net income	-	-	-	-	-	9,103,472	-	-	-	-	9,103,472
Minority interest in net income of subsidiaries	-	-	-	-	-	-	-	-	-	(10,077)	(10,077)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	255,159	-	-	255,159
Unrealized loss on cash flow hedges	-	-	-	-	-	-	-	(239,889)	-	-	(239,889)
Foreign currency translation adjustment	-	-	-	-	-	-	246,644	-	-	-	246,644
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	234,786	234,786
Balance at December 31, 2006	7,573,403	75,734,028	110,675,618	6,527,244	201,809	37,262,566	305,857	27,182	-	342,014	231,076,318
Balance at December 31, 2006 (in US$)		2,323,842	3,396,000	200,284	6,193	1,143,374	9,385	834	-	10,494	7,090,406

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2004	2005	2006
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	27,962,852	15,621,139	9,093,395	279,024
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,653,128	33,271,070	50,632,568	1,553,623
Amortization of intangible assets and deferred charges	1,656,148	1,222,130	2,127,650	65,285
Provision for inventory devaluation	588,428	613,105	3,309,176	101,540
Investment loss (gain) recognized by equity method, net	(75,230)	467,731	1,676,373	51,438
Proceeds from cash dividends	-	206,920	26,903	825
Unrealized foreign currency exchange loss (gain), net	4,046	(391,789)	(393,310)	(12,068)
Provision for idle assets revaluation and others	136,574	22,321	287,052	8,808
Loss (gain) from disposal and write-off of property, plant and equipment, and others	22,539	35,469	(2,224)	(68)
Amortization of premium for convertible bonds and commercial paper	-	-	(549,683)	(16,866)
Loss on valuation of financial instruments and cumulative effect of change in accounting principles	-	-	713,966	21,908
Changes in operating assets and liabilities, net of effects from merger with QDI:
Decrease (increase) in notes and accounts receivable (including related parties)	(4,541,413)	(22,100,074)	598,788	18,373
Increase in inventories, net	(6,517,288)	(3,895,603)	(13,975,020)	(428,813)
Increase in deferred tax assets, net	(294,415)	(1,048,303)	(159,586)	(4,897)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(299,920)	(3,489,294)	1,191,679	36,566
Increase in notes and accounts payable (including related parties)	5,026,628	23,285,954	14,569,014	447,039
Increase (decrease) in accrued expenses and other current liabilities	2,012,180	4,204,553	(532,219)	(16,331)
Increase (decrease) in accrued pension liabilities	59,323	(19,299)	(87,790)	(2,694)
Net cash provided by operating activities	49,393,580	48,006,030	68,526,732	2,102,692
Cash flows from investing activities:
Purchase of available-for-sale financial assets	-	-	(13,189)	(404)
Proceeds from disposal of available-for-sale financial assets	708,756	-	12,771	392
Acquisition of property, plant and equipment	(81,868,673)	(80,652,331)	(87,246,727)	(2,677,101)
Proceeds from disposal of property, plant and equipment	-	20,530	279,615	8,580
Purchase of long-term investments	(5,385,466)	(266,072)	(8,383,329)	(257,236)
Proceeds from disposal of long-term investments	230,736	319,612	60,373	1,852
Proceeds from long-term investments returned	-	21,284	-	-
Increase in intangible assets and deferred charges	(721,488)	(2,778,815)	(2,488,687)	(76,364)
Decrease in refundable deposits	25,961	882,591	49,054	1,505
Increase in restricted cash in bank	-	(3,000)	(11,000)	(338)
Cash decrease resulting from change in consolidated entity	-	-	(32,528)	(998)
Cash assumed from merger with QDI	-	-	14,473,057	444,095
Net cash used in investing activities	(87,010,174)	(82,456,201)	(83,300,590)	(2,556,017)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,882,209	(6,183,004)	(1,618,585)	(49,665)
Increase in guarantee deposits	1,455	3,729	3,275	100
Repayment of long-term borrowings and bonds payable	(6,892,110)	(7,472,752)	(19,753,513)	(606,122)
Proceeds from long-term borrowings and bonds payable	28,315,772	47,468,013	55,791,101	1,711,909
Issuance of common stock for cash	15,967,194	15,594,150	-	-
Cash dividends	(5,208,285)	(5,935,249)	(1,749,164)	(53,672)
Proceeds from issuance of stock for employee stock options exercised	-	-	8,632	265
Directors’ and supervisors’ remuneration and employees’ profit sharing	(451,005)	(686,531)	(400,833)	(12,299)
Proceeds from issuance of treasury stock	-	177,905	-	-
Proceeds from issuance of subsidiary shares to minority interests	-	131,087	269,907	8,282
Net cash provided by financing activities	37,615,230	43,097,348	32,550,820	998,798
Effect of exchange rate change on cash	(163,055)	(181,575)	(114,687)	(3,519)
Net increase (decrease) in cash and cash equivalents	(164,419)	8,465,602	17,662,275	541,954
Cash and cash equivalents at beginning of year	17,962,082	17,797,663	26,263,265	805,869
Cash and cash equivalents at end of year	17,797,663	26,263,265	43,925,540	1,347,823
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	771,423	1,190,438	2,883,499	88,478
Cash paid for income taxes	14,189	607,511	1,232,844	37,829
Additions to property, plant and equipment:
Increase in property, plant and equipment	83,047,775	93,854,019	89,246,312	2,738,457
Increase in construction in-progress and prepayments	(1,179,102)	(13,201,688)	(1,999,585)	(61,356)
Cash paid	81,868,673	80,652,331	87,246,727	2,677,101
Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	7,084,416	9,832,723	41,889,820	1,285,358
Cash assumed from merger with QDI:
Common stock issued for consideration of merger			67,764,472	2,079,303
Employee stock options assumed			73,383	2,252
Liabilities assumed			122,887,762	3,770,720
Less: Non-cash assets acquired			(161,964,552)	(4,969,763)
Less: Goodwill			(14,288,008)	(438,417)
Cash assumed from merger with QDI			14,473,057	444,095
Impact of change in consolidated entity:
Cash			32,528	998
Non-cash assets			68,195	2,093
Liabilities			(37,811)	(1,160)
Minority interests			(35,121)	(1,078)
			27,791	853

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2004, 2005 and 2006

1.	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996.  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”), and other flat panel displays used in a wide variety of applications, including notebooks, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones.  AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2002.

On September 1, 2001, Unipac Optoelectronics Corp. (“Unipac”) was merged with and into the Company in a transaction accounted for in accordance with the pooling-of-interests method of accounting.  Unipac was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules.

On October 1, 2006, Quanta Display Inc. (“QDI”) was merged with and into the Company in a transaction accounted for in accordance with the purchase method of accounting. QDI was principally engaged in the manufacture of TFT-LCD and LCD modules.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000.  AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (“AUE”), AU Optronics Korea Ltd. (“AUK”), AU Optronics Corporation Japan (“AUJ”), AU Optronics (Shanghai) Corp. (“AUSH”), AU Optronics (Xiamen) Corp. (“AUXM”), AU Optronics Singapore Pte. Ltd. (“AUSA”), and a 50%-owned subsidiary, namely Darwin Precisions (L) Corp. (“DPL”).  AUS and AUXM are engaged in the assembly of TFT-LCD module products in Mainland China.  AUA, AUJ, AUE, AUK and AUSA are mainly engaged in the sale of TFT-LCDs.  AUSH is engaged in the sale of TFT-LCD module products in Mainland China.  DPL is a holding company investing in the wholly owned foreign subsidiary, Darwin Precisions (Suzhou) Corp. (“DPS”) and Darwin Precisions (Xiamen) Corp. (“DPXM”).  DPS and DPXM are engaged in the manufacture and assembly of backlight modules in Mainland China.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002.  Konly is an investment holding company for investments in other technology companies including Raydium Semiconductor Corporation (“Raydium”).  Raydium was incorporated in October 2003 and is engaged in the development, design and sale of integrated circuits.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

QDI Development Limited (“QDL”) is a wholly owned subsidiary of AUO. QDL is a holding company investing in the wholly owned foreign subsidiary Quanta Display Japan Inc. (“QDJ”), which is engaged in the sale of TFT-LCD module products in Japan.

QDI International Limited (QIL) is a wholly owned subsidiary of AUO. QIL is a holding company investing in the wholly owned foreign subsidiary Tech-Well (Shanghai) Display Corp. (“AUSJ”). which is engaged in the assembly of TFT-LCD module products in Mainland China.  Quanta Display Technology Investment Ltd. (“QDIT”) is a wholly owned subsidiary of AUO.  QDIT is an investment holding company.

In January 2006, Konly reduced its investment in Raydium to an ownership interest of less than 50% and no longer held a controlling interest over Raydium.  As a result, Raydium is excluded from the Company’s consolidated financial statements from the date of the sale and the remaining 18% ownership interest in Raydium has been accounted for under the equity method.

In April and November 2006, AUL invested in wholly owned foreign subsidiaries AUXM and AUSA, respectively.  In June 2006, DPL invested in DPXM, a wholly owned foreign subsidiary.

AUO acquired a controlling interest over QDL, QIL, QDIT, QDJ, and AUSJ in connection with the merger with QDI on October 1, 2006.

As of December 31, 2005 and 2006, AUO and its consolidated subsidiaries have 24,327 and 41,010 employees, respectively.

2.	Summary of Significant Accounting Policies

(a)	Accounting principles and consolidation policy

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as “the Company”.  The Company includes in its consolidated financial statements the results of operations of all entities in which it has control over the financial and operating policies, irrespective of whether or not it has a majority shareholding in such entities.

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

All significant intercompany balances and transactions are eliminated in the consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Revenue recognition

Revenue is recognized when title to the products and risk of ownership are transferred to customers, which occurs principally at the time of shipment.

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

(d)	Foreign currency transactions and translation

AUO’s reporting currency is the New Taiwan dollar.  The Company and its subsidiaries record transactions in their respective local currencies.  The translation from the applicable foreign currency assets and liabilities to the New Taiwan dollar is performed using exchange rates in effect at the balance sheet date.  Revenue and expense accounts are translated using average exchange rates during the year.  Gains and losses resulting from such translations are recorded as a cumulative translation adjustment, a separate component of stockholders’ equity.  Foreign currency transactions are recorded at the exchange rates prevailing at the transaction dates.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates prevailing on that date.

Effective January 1, 2006 and in accordance with the amended Republic of China Statement of Financial Accounting Standards (ROC SFAS) No. 14, “The Effects of Changes in Foreign Exchange Rates”, non-monetary assets and liabilities denominated in foreign currency that are carried at fair value are reported at the rate that was in effect when the fair values were determined.  Subsequent adjustments to carrying values of such non-monetary assets and liabilities, including the effects of changes in exchange rates, are reported in profit or loss for the period, except that if movements in fair values of a non-monetary item is recognized directly in equity, any foreign exchange component of that adjustment is also recognized directly in equity.  The adoption of the amended ROC SFAS No. 14 had no impact on the Company’s consolidated financial statements.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Financial instruments and hedging activities

Effective January 1, 2006, the Company adopted ROC SFAS No. 34,“Financial Instruments: Recognition and Measurement.”  The Company adopted transaction (or settlement) date accounting for financial instrument transactions.  Upon initial recognition, financial instruments are evaluated at fair value.  Except for trading-purpose financial instruments, acquisition cost or issuance cost is added to the originally recognized amount.

Financial instruments are classified into the following categories in accordance with the purpose of holding or issuing of such financial instruments:

(1)
Financial assets and liabilities measured at fair value through profit or loss:  Financial instruments are classified into this category if the purpose of acquisition is principally for selling or repurchasing in the near term.  Except for effective hedging derivative financial instruments, all other financial derivatives are included in this category.

(2)
Available-for-sale financial assets:  These are evaluated at fair value, and any changes are recorded as a separate component of stockholders’ equity.  If there is objective evidence of impairment, an impairment loss is recognized in profit or loss.  If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss decreases, reversal of a previously recognized impairment loss for equity securities is not allowed; while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurred after the impairment loss is recognized.

(3)	Financial liabilities measured at amortized cost: Financial liabilities not measured at fair value through profit or loss and not designated as hedges are reported at amortized cost.

(4)
Financial assets carried at cost:  Equity investments which cannot be evaluated at fair value are recorded based on original cost.  If there is objective evidence that an impairment loss has been incurred on unquoted equity instruments that is carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

(5)
Hedging purpose derivative financial instrument:  Such derivative instruments are entered into for hedging purpose.  The purpose of cross currency swaps for hedging purpose is to hedge exchange rate resulting from assets, liabilities or commitments denominated in foreign currency. Changes in the fair value of the hedging instrument designated as a cash flow hedge are recognized directly in equity.  If a hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then the amount recognized in equity is reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.  For hedges other than those covered by the preceding statements, the associated cumulative gain or loss is removed from equity and recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.  When a derivative financial instrument is no longer effective as a hedge, the Company discontinues hedge accounting prospectively and accounts for the derivative financial instruments as a financial asset or liability measured at fair value through profit or loss.

Effective January 1, 2006, the Company also adopted ROC SFAS No. 36 “Financial Instruments: Disclosure and Presentation.”  ROC SFAS No. 36 requires the presentation of financial instruments and identifies the information to be disclosed.  The presentation requirements apply to the classification of financial instruments, from the perspective of issuer, into financial assets, financial liabilities and equity instrument, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities should be offset.  This statement requires the disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and accounting policies applied to those instruments.  The guidance also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes, the risks associated, and the management’s policies on controlling those risks. The principles in ROC SFAS No. 36 complement the principles in ROC SFAS No. 34,“Financial Instruments: Recognition and Measurement” on the recognition and measurement of financial assets and financial liabilities.

Prior to the adoption of ROC SFAS No. 34, the Company’s accounted for its investment and other financial instruments, other than those accounted for under the equity method, as follows:

(1)
Equity investments of the Company were classified as short-term investments and long-term investments based on the intention and term of holding.  Short-term investments were recorded at cost when acquired and were stated at the lower of aggregate cost or fair value at the balance sheet date.  The market value for open-end mutual funds was determined based on their net asset value at the balance sheet date.  The fair value of publicly traded equity securities was determined based on quoted market price on the balance sheet date.  Impairment loss on short-term investment was charged to current operations.  Long-term investments in non-listed securities were accounted for at cost.  If there is objective evidence that a decline in value of a long-term investment carried at cost was other than temporary, an impairment loss was recognized and charged to current operations.

(2)
Forward currency exchange contract receivables and payables were recorded at the spot rate at the date of inception.  The discount or premium was amortized on a straight-line basis over the life of the contract.  Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation were charged or credited to current operations.

(3)
Interest rate swap contracts were used to hedge changes in cash flows associated with variable rate of long-term debt.  The net amounts received or paid under the contracts were reported as adjustments to interest expense on long-term debt.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Derivative financial instruments and hedging activities

Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement.”  The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.  In accordance with the Company’s treasury policy, the Company holds or issues derivative financial instruments for hedging purposes.  When a derivative financial instrument is no longer effective as a hedge, the Company discontinues hedge accounting prospectively and accounted it as financial instruments held for trading purposes.

Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item. If hedging relationship of a cash flow hedge meets the criteria for hedge accounting, it is accounted for as follows:

Changes in the fair value of the hedging instrument designated as a cash flow hedge are recognized directly in equity.  If a hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then the amount recognized in equity is reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.  For hedges other than those covered by the preceding statements, the associated cumulative gain or loss is removed from equity and recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

The Company enters into forward foreign currency exchange contracts in 2005 to hedge currency fluctuations affecting foreign currency transactions.  These forward exchange contract receivables and payables are recorded at the spot rate at the date of inception.  The discount or premium is amortized on a straight-line basis over the life of the contract.  Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation are charged or credited to current operations.  In addition, the Company enters into interest rate swap contracts to hedge changes in cash flows associated with existing variable rate of long-term debt.  The net amounts received or paid under the contracts are reported as adjustments to interest expense on long-term debt.

(h)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on the age, credit quality and results of the Company’s evaluation of collectibility of the outstanding balance of notes and accounts receivable.

(i)	Inventories

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Equity method investments

When the Company has the ability to exercise significant influence over the operating and financial policies of investees (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.

Effective January 1, 2006, under the amended ROC SFAS No. 5, “Long-term Investments in Equity Securities” and ROC SFAS No. 25, “Business Combinations”, the difference between the acquisition cost and carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of noncurrent assets on the investee’s books.  Allocated amounts are amortized based on the method used for the related assets.  Any unallocated difference is treated as investor level goodwill.  If the allocation reduces noncurrent assets to zero value, the remaining excess over acquisition cost is recognized as an extraordinary gain.

Prior to January 1, 2006, investor level goodwill is amortized over five years on a straight-line basis.  Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor level goodwill is no longer amortized but tested for impairment.

If an investee company issues new shares and the Company does not acquire new shares in proportion to its original ownership percentage, the Company’s equity in the investee’s net assets will be changed.  The change in the equity interest shall be used to adjust capital surplus and long-term investment accounts.  If the Company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged as a reduction to retained earnings.

Unrealized inter-company profits or losses resulting from transactions between the Company and an investee accounted for under the equity method are deferred to the extent of the Company’s ownership.  Profits or losses resulting from depreciable or amortizable assets are recognized over the estimated economic lives of such assets.  Profits or losses from other assets are recognized when realized.

Prior to January 1, 2005, if equity-method investees were unable to forward their audited financial statements in a timely manner, the Company recognized its equity in the income (loss) of the investees in the following year.  Commencing January 1, 2005, the Company recognizes its equity in the income (loss) of the investees on a current year basis. As a result of this change, the Company recognized investment loss pertaining to fiscal year 2004 of NT$10,405 thousand for the year ended December 31, 2005.  See note 2(z).

The differences resulting from translation of the financial statements of the foreign investees accounted for under the equity method into New Taiwan dollars, net of the related tax effect, are recorded as cumulative translation adjustments in stockholders’ equity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Property, plant and equipment

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

(l)	Impairment of long-lived assets and long-lived assets to be disposed of

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

(m)	Goodwill and other intangible assets

Intangible assets are recorded at cost or at fair value on the acquisition date and are amortized over the estimated useful lives using the straight-line method. The costs of patents and licenses for the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized on a straight-line basis over their estimated useful lives generally for periods ranging from 3 to 15 years.

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Effective January 1, 2006 and in accordance with the amended ROC SFAS No. 25,“Business Combinations”, goodwill is no longer amortized but is tested for impairment in accordance with ROC SFAS No. 35, “Impairment of Assets”, at least annually or more frequently if events or circumstances indicate it might be impaired.  Reversal of impairment loss of goodwill is not allowed.

Core technologies are amortized using the straight-line method over the estimated useful lives of three years.  Such core technologies include certain primary technologies in the design, manufacture and assembly of TFT-LCD products acquired in connection with the merger with QDI on October 1, 2006.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Deferred charges

Deferred charges consist of the cost of software systems, electrical facility installation charges, syndicated loan, bond issuances and land use rights.  The costs of the software systems, electrical facility installation charges and expenses associated with syndicated loans are amortized over the estimated useful lives of three to seven years on a straight-line basis. The costs associated with the issuance of bonds payable are amortized by using the straight-line method over the period from the issuance date to the maturity date (five years).  The difference in amortization amount for expenses associated with loans and bonds issuance costs under the straight-line method is not materiality different from the amounts determined using the effective interest method.  The cost of land use rights are amortized using the straight-line method over the lease term of 50 years.

(o)	Convertible bonds assumed in a business combination

The Company assumed the convertible bonds from QDI in connection with the merger on October 1, 2006. Pursuant to transition provisions under ROC SFAS No. 36, convertible bonds assumed in a business combination that were initially issued prior to December 31, 2005 are not subject to the provisions of ROC SFAS No. 34 and ROC SFAS No. 36, provided that the assumed convertible bonds do not involve a major modification, as determined by the management.  As such, the Company accounted for the assumed convertible bonds in accordance with ROC SFAS No. 25, “Business Combinations”, and recorded the entire convertible bond amount at fair value as of the acquisition date.  The differences between the recorded amounts and the par value of the convertible bond are amortized and charged to the statement of income as interest expense using the interest method over the respective remaining redemption periods.

(p)	Employee retirement plan

Pursuant to government regulations, the Company has established an employee noncontributory, defined benefit retirement plan (the Plan) for subsidiaries located in the Republic of China covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employees’ retirement. Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary.  The plan is funded by contributions made by the Company, plus earnings thereon.  On a monthly basis, the Company contributes two percent of wages and salaries to a pension fund maintained with the Central Trust of China.  Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.  For defined benefit plan under the ROC Labor Standards Law (the “old system”), the Company adopted ROC SFAS No. 18, “Accounting for Pensions”, which requires the Company to perform an actuarial calculation on its pension obligation as of each fiscal year-end.  Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of the Plan participants.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Commencing July 1, 2005, pursuant to the effective ROC Labor Pension Act (hereinafter referred to as the “new system”), employees who elected to participate in the new system or joined the Company after July 1, 2005, are subjected to a defined contribution plan under the new system.  For the defined contribution plan, the Company is required to make a monthly contribution at a rate no less than six percent of an employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance.  Cash contributions are charged to current operations as pension cost.

AUL, DPL, QDL and QIL have not set up their retirement plans. AUA, AUJ, AUE, AUK, AUSA, AUS, AUSH, AUXM, AUSJ, DPS, DPXM and QDJ have set up their retirement plans respectively based on local government regulations.

(q)	Treasury stock

Treasury stock repurchased by the Company is accounted for under the cost method.  The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to capital surplus or retained earnings.

(r)	Employee stock options assumed in a business combination

The Company assumed the employee stock options of QDI in connection with the merger with QDI on October 1, 2006.  Pursuant to the provisions of ROC SFAS No. 25, “Business Combinations”, fair value of the vested employee stock options is measured on the consummation date and included in the purchase price.  Fair value of unvested options is allocated to compensation cost and is amortized over the post-combination requisite service period.

(s)	Government grants

Income from government grants for research and development is recognized as non-operating income when qualifying expenditures are made and income is realizable.

(t)	Income tax

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

According to the ROC Income Tax Law, undistributed income, if any, earned after December 31, 1997, is subject to an additional 10 percent retained earning tax. The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

The income tax of the Company is to be filed according to the law of the registered nation of the consolidated entity and it is filed by each business entity independently instead of jointly. The income tax expense of the Company is the total income tax expenses of the consolidated entity in the consolidated financial statements.

(u)	Investment tax credits

Income tax expense is reduced by available investment tax credits that are generated in the current year or carried over from the prior years.  Any unused investment tax credits will be carried forward to future years subject to the assessment of the need for a valuation allowance.

(v)	Earnings per common share

Earnings per share of common stock (“EPS”) is computed in accordance with ROC SFAS No. 24, “Earnings Per Share.”  Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year.  Diluted earnings per share is computed by taking basic earnings per share into consideration, plus additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted average outstanding shares are adjusted retroactively for stock dividends, including transfers from retained earnings and capital surprise to common stock, and employee stock bonus issued.

(w)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars.  Translation of the 2006 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers using the noon buying rate of the Federal Reserve Bank in New York on December 29, 2006 of NT$32.59 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at this rate or any other rate of exchange.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(x)	Business combinations

Business combinations are accounted under the purchase method of accounting as set forth in the amended ROC SFAS No. 25 “Business Combinations.”  Goodwill associated with a business combination is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. The Company completed the merger with QDI on October 1, 2006. See note 24.

(y)	Reclassification

The Company reclassified certain of its accounts in the consolidated financial statements as of December 31, 2005 and for the year ended December 31, 2004 and 2005 in accordance with ROC SFAS No. 34, which was effective from January 1, 2006, to conform with the current year presentation.  The reclassification had no material impact on the consolidated financial statements.

(z)	Accounting changes

Effective January 1, 2005, the Company adopted the amended ROC SFAS No. 5, “Long-term Investments under Equity Method” and recognized its equity in the income (loss) of equity method investee on a current year basis.  Delaying the recognition to the following year is no longer allowed.  As a result, the Company recognized investment loss of NT$11,294 thousand for the year ended December 31, 2005, NT$10,405 thousand of which related to investment loss for year ended December 31, 2004.  In addition, the Company adopted ROC SFAS No. 35, “Impairment of Assets” and recognized an impairment loss of NT$4,165 thousand for the year ended December 31, 2005 on an equity method investment. As a result of the aforementioned changes, net income and basic EPS of the Company decreased by NT$14,570 thousand and NT$0.003, respectively, for the year ended December 31, 2005.

Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement”, ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation”, the amended ROC SFAS No. 1,“Conceptual Framework for Financial Accounting and Preparation of Financial Statements” and the amended ROC SFAS No. 5, “Long-term Investments under Equity Method.”  The impact on net income and basic EPS of the Company for the year ended December 31, 2006 are as follows:

Nature of accounting changes	Increase (decrease) in net income	Increase (decrease) in basic EPS
	NT$	NT$
	(in thousands, except for per share data)

Accounting for financial instruments	(183,363)	(0.024)
Accounting for investor-level goodwill	112,969	0.015
	(70,394)	(0.009)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Financial instruments are accounted for in accordance with ROC SFAS No. 34 and ROC SFAS No. 36. Refer to notes 4, 5, and 18 for further details.

(2)
Effective January 1, 2006 and in accordance with ROC SFAS No. 5, the unallocated difference between the acquisition cost and carrying amount of net equity of equity-method method investees (i.e. investor-level goodwill) is no longer amortized.

On January 1, 2006, as a result of the adoption of ROC SFAS No. 34, the Company recognized NT$(38,585) thousand as cumulative effect of changes in accounting principles for adjustments made to the carrying amounts of financial instruments classified as financial assets or liabilities measured at fair value through profit or loss and NT$(225,564) thousand as a separate components of stockholders’ equity for adjustments made to the carrying amounts of financial instruments classified as available-for-sale and financial instruments effective as hedges.

3.	Cash and Cash Equivalents

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Cash and bank deposits	17,340,808	31,123,600	955,005
Government bonds	8,922,457	12,801,940	392,818
	26,263,265	43,925,540	1,347,823

The Company purchases government bonds under agreements to sell substantially the same securities within 30 days of the repurchase agreements.  Interest rates ranged from 1.20% to 1.30% and 1.47% to 1.51% in 2005 and 2006, respectively.

4.	Financial Assets

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Available-for-sale financial assets—current:
Publicly listed stocks	1,586,504	1,848,758	56,728
Fair value	1,697,414

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Available-for-sale financial assets—noncurrent:
Promate Electronic Co., Ltd. (Promate)	10,000	16,847	517
Nano Electro-Optical Technology Co., Ltd. (Nano-Op)	-	160,328	4,920
	10,000	177,175	5,437
Financial assets carried at cost—noncurrent:
Darly3 Venture Inc. (Darly3)	38,633	38,633	1,185
StarBex International Inc. (StarBex)	7,905	7,905	243
Daxon Technology Inc. (Daxon)	17,000	7,207	221
Entire Technology Co., Ltd. (Entire)	-	210,800	6,468
Skypola Optronics Co., Ltd. (Skypola)	-	234,800	7,205
Exploit Technology Co., Ltd. (Exploit)	-	37,616	1,154
	63,538	536,961	16,476

Effective January 1, 2006, upon the adoption of ROC SFAS No. 34, the Company reclassified the consolidated balance sheets as of December 31, 2005 to conform with the current year presentation.  Short-term and long-term equity investments of NT$1,586,504 thousand and NT$10,000 thousand, respectively, accounted for using the lower of cost or market value method as of December 31, 2005 were reclassified as available-for-sale financial assets—current and noncurrent, respectively.  Long-term investments in non-listed equity securities of NT$63,538 thousand accounted of using the cost method were reclassified as financial assets carried at cost.

In 2006, the Company and its subsidiaries recognized unrealized gains of NT$255,159 thousand and NT$7,906 thousand, respectively, as a separate component in equity, for the effect of change in quoted market value for its investments in listed equity securities.

For the year ended December 31, 2005, the Company evaluated its investment in StarBex and determined that the investee was in a continuous loss position for more than twelve months.  The Company determined that the impairment was permanent and therefore wrote-off an impairment loss of NT$8,970 thousand to current operations.

In 2006, the Company assessed its investment in Daxon in accordance with ROC SFAS No. 35 and determined that the likelihood of recovering its investment in this investee was remote given that the investee was in a continuous loss position for more than twelve months.  As a result, the Company recognized impairment loss of NT$9,793 thousand for the year ended December 31, 2006.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In August 2004, the Company disposed 10% of its ownership interest in Fujitsu Display Technologies Corporation (FDTC) and forfeited its right to appoint a member to the board of directors.  Consequently, the Company was unable to exercise significant influence over FDTC.  Commencing September 2004, the Company accounted for its investment in FDTC using the cost method of accounting.  In May 2005, the Company disposed the remaining 10% ownership interest in FDTC, carrying amount of which was NT$198,530 thousand. Gain on disposal of this investment was NT$106,080 thousand for the year ended December 31, 2005.

5.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2005		2006
	Notional amount	Carrying amount	Notional amount	Carrying amount
		NT$		NT$	US$
	(in thousands)
Derivative financial liabilities (assets):
Sale of foreign currency forward contracts	USD838,000	(450,980)	USD674,000	35,798	1,098
Purchase of foreign currency forward contracts	YEN61,900,000	248,919	YEN83,500,000	468,552	14,377
Purchase of foreign currency forward contracts	-	-	USD294,500	2,282	70
Purchase of foreign currency forward contracts	USD8,000	972	-	-	-
Interest rate swaps	NTD25,500,000	-	NTD56,500,000	324,153	9,946

The aforementioned derivative financial instruments were classified in the consolidated balance sheets under the current and noncurrent portion of financial liabilities measured at fair value through profit or loss, except for derivative financial instruments designated as hedges which were classified under hedging derivative financial liabilities—noncurrent.

The Company entered into foreign exchange forward contracts with several banks to hedge foreign currency exchange risk resulting from business operations and investment activities.  As of December 31, 2006, unrealized loss resulting from the changes in fair value of these derivative contracts amounted to NT$669,147 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into interest rate swap contracts with several banks to hedge interest risk exposure arising from the Company’s financing activities. As of December 31, 2005 and 2006, total notional amount of outstanding interest rate swap contracts amounted to NT$25,500,000 thousand and NT$56,500,000 thousand, respectively.  Of the total notional amount as of December 31, 2006, NT$51,000,000 thousand was related to effective hedges (see hedge accounting detailed below).  As of December 31, 2006, changes in fair value of these derivative contracts of NT$4,860 thousand and NT$319,852 thousand were recognized in earnings and unrealized loss in stockholders’ equity, respectively.

(b)	Hedge accounting

The Company entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with fluctuating interest rates on its floating rate long-term debts.  As of December 31, 2006, details of hedged item designated as cash flows hedges and their respective hedging derivative financial instruments were as follows:

Hedged item	Hedging instrument	Notional amount	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
			NT$
(in thousands)

Bonds payable with variable interest rate	Interest rate swaps contracts	5,500,000	(21,508)	Apr. 2007– Apr. 2009	Jan. 2007– Apr. 2009

Long-term borrowings with variable interest rate	Interest rate swaps contracts	45,500,000	(301,111)	Jan. 2007– Dec. 2011	Jan. 2007– Dec. 2011

Unrealized losses on derivative instruments effective as cash flow hedges as of December 31, 2006, which were recognized as a separate component of stockholders’ equity, were as follows:

	December 31, 2006
	NT$	US$
	(in thousands)

Amount recognized in equity upon initial adoption	314,521	9,650
Amount recognized in equity for current period change	5,331	164
	319,852	9,814

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Information of derivative financial instruments in year 2005

(1)	Interest rate swaps

As of December 31, 2005, interest rate swap contracts outstanding were as follows:

December 31, 2005
Inception	Maturity	Notional amount	Fixed interest rate paid	Variable interest rate received	Fair value
		NT$			NT$
(in thousands)

2003	Jan. 8, 2008– Dec. 11, 2008	14,500,000	1.65%–2.54%	1.426%–1.458%	(168,533)

2004	Jan. 16, 2009– Jul. 13, 2009	4,500,000	2.18%–2.78%	1.42%–1.503%	(98,890)

2004	Apr. 23, 2009	5,500,000	1.43%	0%–3.0001%	(46,282)

2005	Sep. 14, 2010– Sep. 21, 2010	1,000,000	2.03%–2.05%	1.454%–1.473%	(586)
					(314,291)

Interest expense resulting from these interest rate swap contracts for the year ended December 31, 2005 was NT$184,136 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Foreign currency forward contracts

As of December 31, 2005, the details of foreign currency forward contracts outstanding were as follows:

December 31, 2005
Buy	Sell	Contract amount	Fair value	Settlement date	Maturity amount
			NT$
			(in thousands)

NTD	USD	USD838,000	449,283	Jan. 10, 2006–Feb. 27, 2006	NTD27,903,200

YEN	NTD	NTD17,595,929	(286,768)	Jan. 10, 2006–Mar. 10, 2006	YEN61,900,000

YEN	USD	USD8,000	1,274	Jan. 6, 2006–Feb. 10, 2006	YEN945,021
			163,789

The details of the aforementioned foreign currency forward contracts included in other current financial assets as of December 31, 2005 were as follows:

NT$
(in thousands)

Foreign currency forward contracts receivable	45,492,249
Foreign currency forward contracts payable	(45,374,351)
Unamortized premium	85,135
Foreign currency forward contracts receivable, net	203,033
Fair value	163,789

Exchange losses resulting from these forward contracts for the year ended December 31, 2005 were NT$1,094,308 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.	Notes and Accounts Receivable

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Notes receivable	22,460	72,656	2,229
Accounts receivable	35,232,155	48,466,302	1,487,153
Less: allowance for doubtful accounts	(87,300)	(422,123)	(12,953)
allowance for sales returns and discounts	(318,727)	(806,935)	(24,760)
	34,848,588	47,309,900	1,451,669

During 2006, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which are as follows:

Underwriting bank	Purchased amount	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)

Ta Chong Bank	USD20,000	USD63,287	USD63,287	See Notes	None

Chinatrust Commercial Bank	USD15,000	USD49,953	USD49,953	See Notes	None

Mizuho Corporate Bank	USD75,000	-	-	See Notes	None

Note 1:	Under this facility, the Company, irrevocably and without recourse, transferred accounts receivables to the underwriting bank.

Note 2:
Within the amount sold to the underwriting bank, the risk of non-collection or default by customers in the event of financial difficulties is borne by the bank.  The Company is not responsible for the collection of the receivables subject to the facility, and any legal proceedings and costs thereof in recovering the receivables.

Note 3:	The Company had informed its customers subject to the facility to make repayment directly to the underwriting bank.

Note 4:
As of December 31, 2006, total outstanding balances of accounts receivables sold to the underwriting banks, net of fees charged by the banks, of NT$460,873 thousand were classified under other current financial assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Inventories

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Finished goods	6,849,281	21,764,004	667,812
Work in process	10,290,872	21,247,361	651,960
Raw materials and spare parts	3,371,630	3,567,828	109,476
	20,511,783	46,579,193	1,429,248
Less:provision for inventory obsolescence and devaluation	(1,344,295)	(4,263,301)	(130,816)
	19,167,488	42,315,892	1,298,432

8.	Equity Method Investments

	December 31,
	2005		2006
	%	Amount	%	Amount
		NT$		NT$	US$
	(in thousands)

BenQ Corporation (BenQ)	5%	3,436,212	5%	1,646,765	50,530

Cando Corporation (Cando)	21%	1,381,336	21%	1,168,510	35,855

Wellypower Optronics Corporation Ltd. (Wellypower)	9%	359,221	9%	461,439	14,159

Apower Optronics Corporation (Apower)	7%	40,978	6%	59,595	1,828

Sita Technology Corp. (Sita)	45%	26,587	45%	25,277	775

Patentop Ltd. (Patentop)	41%	-	41%	-	-

Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	-	-	49%	7,375,926	226,325

Orise Technology Co., Ltd. (Orise)	-	-	20%	290,786	8,923

Asia Pacific Genesis Venture Capital Fund L.P. (Asia Pacific VC)	-	-	11%	286,457	8,790

Daxin Material Corp. (Daxin)	-	-	43%	153,976	4,725

Light House Technology Co., Ltd. (LHTC)	-	-	21%	124,101	3,808

Raydium Semiconductor Corp. (Raydium)	-	-	18%	89,180	2,736
		5,244,334		11,682,012	358,454

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In November 2004, AUO purchased 126,600 thousand shares of BenQ via open market, representing 5.47% of BenQ’s total outstanding shares.  As the Company and BenQ share a common chairman and chief executive officer, a second officer board member, and have other commercial relationships, the Company is deemed to have significant influence over BenQ.  As such, the Company accounts for its investment in BenQ under the equity method of accounting.  The total acquisition cost amounted to NT$4,108,923 thousand.  The difference between the acquisition cost and the net equity of the investee as of the acquisition date is amortized based on the nature of their source.  If the source cannot be identified, such difference was amortized over five years using the straight-line method prior to January 1, 2006.  Effective January 1, 2006, the difference is no longer amortized. For the year ended December 31, 2006 and in accordance with ROC SFAS No. 35, the Company evaluated its investment in BenQ and determined that the investee was in a continuous loss position for more than twelve months.  The Company determined that the impairment was permanent and therefore recognized an impairment loss of NT$271,108 thousand.

In January 2005, the Company made additional investments in Wellypower and increased its ownership interest from 1.41% to 9.32%.  In addition, pursuant to the special shareholders meeting held on March 30, 2005, the Company obtained two board of director seats in Wellypower which provided the Company significant influence over the Wellypower’s operating and financial policies.  As such, the Company accounts for its investment in Wellypower under the equity method of accounting effective from January 1, 2005.  In addition, the Company was also able to exercise significant influence over Wellypower’s subsidiary, Apower, through a combination of its influence on the operations of Wellypower and its direct investment. As such, the Company accounts for its investment in Apower under the equity method of accounting effective from January 1, 2005.

The market value of the Company’s investments in BenQ and Wellypower, determined based on quoted market price, were NT$4,209,893 thousand and NT$1,981,070 thousand, respectively, as of December 31, 2005, and NT$2,319,628 thousand and NT$1,584,856 thousand respectively, as of December 31, 2006.

Prior to January 1, 2005, as Patentop was unable to forward its standalone audited financial statements in a timely manner, the Company recognized the income (loss) of this investee in the following year.  Commencing January 1, 2005, ROC SFAS No. 5, “Long-term Investments under Equity Method”, as amended, requires the Company to recognize the income (loss) of investees on a current year basis.  As a result, for the year ended December 31, 2005, the Company recognized investment loss of NT$11,294 thousand, of which NT$10,405 thousand was attributed to the Company’s equity in net loss of Patentop for the year ended December 31, 2004.  Pursuant to ROC SFAS No. 35, “Impairment of Assets”, the Company evaluated its investment in Patentop and recognized an impairment loss of NT$4,165 thousand for the year ended December 31, 2005, as the remaining carrying amount of the investment was deemed not recoverable.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In August 2006, the Company acquired a 39.7% ownership interest in Toppan CFI which provided the Company the ability to exercise significant influence over Toppan CFI’s operating and financial policies.  As such, the Company accounted for its investment in Toppan CFI using the equity method of accounting.  The total acquisition cost amounted to NT$6,102,816 thousand.  In October 2006, the Company made additional investment in Toppan CFI at an acquisition cost of NT$1,430,048 and increased its ownership interest to 49%.  The difference between the acquisition cost and the net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of noncurrent assets of Toppan CFI.

In connection with the merger with QDI on October 1, 2006, the Company acquired ownership interest of 11% in Asia Pacific VC, a limited partnership.  As ROC GAAP did not provide any explicit guidance on the accounting for investment in a limited partnership, the Company accounted for its non controlling limited partner interest using the equity method of accounting based on guidance provided by the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 78-9, “Accounting for Investments in Real Estate Ventures.”

In January 2006, the Company sold its 47% ownership interest in Raydium and no longer held a controlling interest over Raydium.  As a result, Raydium was excluded from the Company’s consolidated financial statements from the date of the sale and the remaining 18.48% ownership interest in Raydium has been accounted for under the equity method.  The gain on disposal of this investment amounted to NT$25,172 thousand.

As of December 31, 2006, the details of the difference between the acquisition cost and the fair value of net assets acquired are as follows:

	2006
	Beginning balance	Current period net increase	Amortization	Ending balance
	NT$	NT$	NT$	NT$
	(in thousands)

Amortizable assets	(56,171)	(523,377)	19,655	(559,893)
Goodwill	849,552	6,481	-	856,033
Non-amortizable assets	316,244	(28,207)	-	288,037
	1,109,625	(545,103)	19,655	584,177

Upon the adoption of ROC SFAS No. 34 on January 1, 2006, the Company recognized unrealized gains of NT$4,006 thousand as a separate component of stockholders’ equity for the effect of change in quoted market value for its investments in listed equity securities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Property, Plant and Equipment, and Idle Assets

Interest capitalized and included in property, plant and equipment amounted to NT$516,436 thousand, NT$976,404 thousand and NT$643,660 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.  The capitalization interest rates ranged from 1.725% to 5.265%, 2.030% to 5.200%, and 2.490% to 6.370% in 2004, 2005 and 2006, respectively.

Certain property, plant and equipment were pledged as collateral against long-term borrowings (see note 20).

Idle assets as of December 31, 2005 and 2006 consisted of the following:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Cost:
Land	478,214	478,214	14,673
Buildings	544,421	664,536	20,391
Machinery and other equipment	1,158,881	3,427,361	105,166
	2,181,516	4,570,111	140,230
Less: accumulated depreciation	(795,138)	(2,566,607)	(78,754)
	1,386,378	2,003,504	61,476
Less: allowance for devaluation on idle assets	(220,597)	(226,748)	(6,957)
	1,165,781	1,776,756	54,519

10.	Short-term Borrowings

The Company entered into unsecured short-term bank loans to support its working capital requirements.  Short-term borrowings as of December 31, 2005 and 2006 consisted of the following:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Short-term borrowings	-	3,729,465	114,436
Unused available balance	25,141,089	25,688,935

Interest rates on short-term borrowings outstanding as of December 31, 2006 ranged from 5.97% to 6.09%.  The unused credit lines as of December 31, 2006 were for use by a foreign subsidiary.  These credit facilities do not require the payment of commitment fee and will expire by December 28, 2007.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Bonds Payable

Bonds payable as of December 31, 2005 and 2006 consisted of the following:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Secured bonds payable	12,000,000	17,000,000	521,632
Less: current portion	-	(1,000,000)	(30,684)
	12,000,000	16,000,000	490,948
Interest payable	84,603	160,655	4,930
Unused available balance	5,000,000	7,000,000	214,790

The significant terms of secured bonds payable are as follows:

	Secured Bond 1	Secured Bond 2	Secured Bond 3

Par value	NT$6,000,000 thousand	NT$6,000,000 thousand	NT$5,000,000 thousand

Issue date	Apr. 23, 2004 – Apr. 24, 2004	Jun. 6, 2005 – Jun. 13, 2005	Mar. 21, 2006

Issue price	At par value	At par value	At par value

Coupon rate	As stated below	Bond I: 2.0000% Bond II: 1.9901%	Fixed rate 1.948%

Duration	As stated below	Jun. 6, 2005 – Jun. 13, 2010	Mar. 21, 2006 – Mar. 21, 2011

Bank that provided guarantee	International Commercial Bank of China and eleven other banks	Bank of Taiwan and eight other banks	Mizuho Corporate Bank and six other banks

Redemption	As stated below	As stated below	As stated below

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Secured Bond 1 issued in 2004 can be divided into five types, namely, I, II, III, IV and V, based upon their respective issuance structures.  Bond I has a fixed coupon rate of 1.43%, and the remaining are floating-rate based.  However, the Company has entered into separate interest rate swap contracts that have the effect of converting the floating rates into fixed rates.  Whereas Bond I is of a three-year term, the rest has a term of five years.  The Company is obligated to repay the principal amount of each tranche under Bond I in full at maturity; the principal amount of tranche A-F under Bond II, tranche A, B, E, F under Bond III, and tranche A and B under Bond IV will be repaid in 3 installments in a proportion of 10/60, 25/60 and 25/60 at the end of year 3, 4 and 5, respectively, from its respective issuance date; tranche G and H under Bond II, tranche C and D under Bond III, tranche C and D under Bond IV, as well as tranche A-D under bond V will be repaid in 2 equal installments at the end of year 4 and 5 from its respective issuance date.  As of December 31, 2006, the current portion of secured bonds payable amounted to NT$1,000,000 thousand, which represents the Bond I principle amount of NT$500,000 thousand due on April 23, 2007 and the first installment of Bond II, Bond III and Bond IV of NT$250,000 thousand, NT$166,667 thousand and NT$83,333 thousand, respectively, due on April 23, 2007.

Secured Bond 2 issued in 2005 can be divided into two types, namely I and II based upon their respective coupon rates and interest calculation structure.  While the Company is obligated to make annual interest payment for both types of bonds, Bond I is calculated based on simple interest and Bond II is calculated semi-annually based on compound interest.  Based upon their respective issuance date, the bonds can be further divided into six tranches, namely A, B, C, D, E and F, payable in two equal installments at the end of year 4 and 5 from their respective issuance date.

Secured Bond 3 issued in 2006 is calculated based on simple interest. The Company is obligated to make annual interest payment for the bond. The bond is payable in two equal installments at the end of year 4 and 5 from its issuance date.

All of the aforementioned bonds are secured by bank guarantees through an arrangement of a syndicated bank guarantee facility.  Based on financial covenants under the syndicate agreement for the bond guarantee, the Company is obligated to maintain its current ratio, debt ratio, interest coverage ratio, and tangible net worth, as defined, at a certain level.  The Company has complied with the aforementioned debt covenants in 2005 and 2006.

Certain of the Company’s assets are pledged to secure the bonds payable, see note 20.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Convertible Bonds Payable

The Company assumed the convertible bonds of QDI in connection with the merger with QDI on October 1, 2006.  On the date of acquisition, these outstanding QDI’s convertible bonds were recorded at fair value and the conversion price was adjusted in accordance with the exchange ratio of 3.5 QDI’s shares to one AUO’s share effected by the QDI merger.  All rights and obligations remain the same as the original terms and conditions.

The Company assumed two unsecured domestic convertible corporate bonds (hereinafter referred to as TCB 1 and TCB 2), and two unsecured overseas convertible corporate bonds (hereinafter referred to as ECB 2 and ECB 3) from the merger with QDI.  Details of these convertible bonds are discussed in detail in the following paragraphs.

As of December 31, 2006, outstanding convertible bonds payable consisted of the following:

	December 31, 2006
	TCB 1	TCB 2	ECB 2	ECB 3	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Convertible bonds payable	5,197,500	5,987,100	63,595	9,599,522	20,847,717	639,697
Unamortized premium (discount)	(198,256)	573,563	929	154,219	530,455	16,276
	4,999,244	6,560,663	64,524	9,753,741	21,378,172	655,973
Less: current portion	-	-	(64,524)	(9,753,741)	(9,818,265)	(301,266)
	4,999,244	6,560,663	-	-	11,559,907	354,707

As bondholders have the right to request the Company to repurchase ECB 2 on August 5, 2007 and ECB 3 on January 26, 2007, the Company has classified the aforementioned overseas convertible bonds under current liabilities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant terms of the aforementioned convertible bonds payable are as follows:

(a)	Domestic convertible bond 1 (“TCB 1”)

Par value	NT$10,500,000 thousand

Original issue date	April 22, 2004

Original issue price	102.5% of par value

Coupon rate	0%

Maturity date	April 21, 2009

Collateral	None

Conversion method	Bondholders may convert bonds into common shares at any time between May 22, 2004 and April 11, 2009.

Conversion price	NT$70.49 (as adjusted effective October 1, 2006 as a result of merger with QDI)

Put right	No

Redemption terms
(1)   Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.
(2)   Effective from the first anniversary of issuance to the 40 days before maturity, the Company may redeem the outstanding bonds at par if the closing price of its common share on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.
(3)   Effective from the first anniversary of issuance to the 40 days before maturity, the Company may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$1,050,000 thousand.

In October 2006, the Company repurchased, at par, from bondholders who expressed dissent to the merger between AUO and QDI in accordance with the ROC Company Law, and the Business Mergers and Acquisition Act.  The principal amount of early redemption amounted to NT$5,302,500 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Domestic convertible bond 2 (“TCB 2”)

Par value	NT$6,000,000 thousand

Original issue date	July 18, 2005

Original issue price	At par value

Coupon rate	0%

Maturity date	July 17, 2010

Collateral	None

Conversion method	Bondholders may convert bonds into common shares at any time between August 18, 2005 and July 7, 2010.

Conversion price	NT$44.10 (as adjusted effective October 1, 2006 as a result of merger with QDI)

Put right	Bondholders have the right to request the Company to repurchase bonds on July 18, 2008 at 100% of the unpaid principle balance.

Redemption terms
(1)   Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.
(2)   Effective from the first anniversary of issuance to the 40 days before maturity, the Company may redeem the outstanding bonds at par if the closing price of its common share on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.
(3)   Effective from the first anniversary of issuance to the 40 days before maturity, the Company may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$600,000 thousand.

In August 2006, certain bondholders exercised their rights to convert bonds into common shares with a principal amount of NT$12,900 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Overseas convertible bond 2 (“ECB 2”)

Par value	US$270,000 thousand

Original issue date	February 5, 2004

Original issue price	At par value

Coupon rate	0%

Maturity date	February 5, 2009

Collateral	None

Conversion method	Bondholders may, between March 16, 2004 and January 26, 2009, convert bonds into common shares or certificates exchangeable for common stock.

Conversion price	NT$72.94 (as adjusted effective October 1, 2006 as a result of merger with QDI). For purposes of determining the number converted shares, a fixed exchange rate of US$1=NT$33.33 is used.

Put right	Bondholders have the right to request the Company to repurchase bonds on August 5, 2006 at 99.875% (see Note below) and August 5, 2007 at 99.825%, of the unpaid principle balance.

Redemption terms
(1)   Unless previously redeemed, put option exercised, purchased and cancelled, or converted, bonds will be redeemed on maturity at 99.75% of par.
(2)   The Company may redeem the bonds at par, in whole or in part, if the closing price of its common shares on the Taiwan Stock Exchange translated into U.S. dollars at rate of NT$33.33 = US$1 is at least 125% of the conversion price for a period of 30 consecutive trading days.

In April 2004, certain bondholders exercised their rights to convert bonds into common shares with a principal amount of NT$2,243,613 thousand (US$67,810 thousand).

In August 2006, certain bondholders exercised put option and requested the Company to redeem their outstanding bonds at 99.825% of par.  Total principal amount redeemed amounted to NT$6,563,834 thousand (US$200,239 thousand).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Overseas convertible bond 3 (“ECB 3”)

Par value	US$294,500 thousand

Original issue date	November 26, 2004

Original issue price	At par value

Coupon rate	0%

Maturity date	November 26, 2009

Collateral	None

Conversion method	Bondholders may, at any time between the 41 days after issuance to the 10 days before maturity, convert bonds into common shares or certificates exchangeable for common stock.

Conversion price	NT$52.54 (as adjusted effective October 1, 2006 as a result of merger with QDI). For purposes of determining the number converted shares, a fixed exchange rate of US$1=NT$32.57 is used.

Put right	Bondholders have the right to request the Company to repurchase bonds on January 26, 2007 at 100% of the unpaid principle balance. See further at note 22.

Redemption terms
(1)   Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.
(2)   Effective from the 26th month of issuance, the Company may, at any time after January 26, 2007, redeem the bonds at par, in whole or in part, if the closing price of its common share on the Taiwan Stock Exchange translated into U.S. dollars at the rate of NT$32.57 = US$1 is at least 125% of the conversion price for 30 consecutive trading days.
(3)   The Company may redeem total amount of outstanding bonds in whole at par in the event that 95% of the bonds have been previously redeemed, converted, or purchased and cancelled.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.	Long-term Borrowings

Bank/			December 31,
Agent Bank	Purpose	Term	2005	2006
			NT$	NT$	US$
			(in thousands)

Mega International Commercial Bank	See Note 2	From Dec. 21, 2000 through Dec. 21, 2007. Repayable in 10 semi-annual installments starting from June 2003.	4,400,000	2,200,000	67,505

Chinatrust Commercial Bank	See Note 2	From Sep. 21, 2000 through Sep. 21, 2007. Repayable in 10 semi-annual installments starting from Mar. 2003.	5,400,000	2,700,000	82,847

Chinatrust Commercial Bank	See Note 2	From April 25, 2003 through April 25, 2010. Repayable in 9 semi-annual installments starting from April 2006. Denominated in NT$115,000 million and US$100 million.	14,783,500	11,479,431	352,238

Mega International Commercial Bank	See Note 2	From May 11, 2004 through May 11, 2011. Repayable in 9 semi-annual installments starting from May 2007.	29,000,000	29,000,000	889,844

Bank of Taiwan	See Note 2	From Dec. 18, 2004 through Dec. 18, 2011. Repayable in 9 semi-annual installments starting from Dec. 2007. Denominated in NT$49,000 million and US$150 million.	18,925,250	53,889,400	1,653,556

Bank of Taiwan	See Note 2	From Dec. 29, 2005 through Dec. 29, 2012. Repayable in 9 semi-annual installments starting from Dec. 2008.	3,000,000	13,000,000	398,895

Mega International Commercial Bank (Note 1)	See Note 2	From Oct. 06, 2000 through Oct. 06, 2007. Repayable in 10 semi-annual installments starting from April 2003.	-	2,880,000	88,371

Mega International Commercial Bank (Note 1)	See Note 2	From Sep. 30, 2002 through Sep. 30, 2009. Repayable in 9 semi-annual installments starting from Sep. 2005. Denominated in NT$13,000 million and US$58.4 million.	-	9,926,897	304,599

Mega International Commercial Bank (Note 1)	See Note 2	From Jan. 12, 2005 through Jan. 12, 2012. Repayable in 9 semi-annual installments starting from Jan. 2008. Denominated in NT$23,300 million and US$200 million.	-	29,819,200	914,980

Industrial Bank of Taiwan (Notes 1 and 2)	See Note 2	From Nov. 17, 2005 through Nov. 17, 2009. Repayable in 6 semi-annual installments starting from May 2007.	-	500,000	15,342

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank/			December 31,
Agent Bank	Purpose	Term	2005	2006
			NT$	NT$	US$
			(in thousands)

Mega International Commercial Bank (Note 1)	See Note 2	From July 14, 2006 through July 14, 2013. Repayable in 10 semi-annual installments starting from Jan. 2009.	-	14,000,000	429,580

Industrial Bank of Taiwan (Notes 1 and 3)	See Note 3	From Aug. 29, 2006 through Aug. 29, 2010. Repayable in 5 semi-annual installments starting from Aug. 2008.	-	1,000,000	30,684

Citi Bank (Syndicated loan I)	See Note 2	From Apr. 10, 2003 through Nov. 14, 2007. Repayable in 6 semi-annual installments starting from May 2005. Denominated in RMB800 million.	2,170,277	1,113,809	34,176

Citi Bank (Syndicated loan I)	See Note 2	From Oct. 12, 2004 through Nov. 14, 2007. Repayable in 6 semi-annual installments starting from May 2005. Denominated in US$20 million.	437,929	217,448	6,672

Citi Bank (Syndicated loan II)	See Note 2	From Aug. 10, 2005 through Dec. 2, 2009. Repayable in 6 semi-annual installments starting from June 2007. Denominated in US$54 million	919,466	1,760,977	54,034

Citi Bank (Syndicated loan II)	See Note 2	From April 28, 2006 through Nov. 30, 2009. Repayable in 4 semi-annual installments starting from May 2008. Denominated in RMB830 million.	-	2,311,466	70,926

Industrial and Commercial Bank of China	See Note 2	From June 11, 2002 through June 10, 2007. Repayable in 2 semi-annual installments starting from Dec. 2006. Denominated in RMB57 million.	231,916	162,872	4,998

Industrial and Commercial Bank of China	See Note 2	From April 11, 2002 through April 10, 2007. Repayable on April 10, 2007. Denominated in RMB60 million	244,122	250,572	7,689

Industrial and Commercial Bank of China	See Note 2	From Aug. 31, 2004 through Mar. 1, 2009. Repayable on Mar. 1, 2009. Denominated in RMB40 million.	162,748	167,048	5,126

Bank of China	See Note 2	From June 10, 2002 through Mar. 19, 2007. Repayable in 5 semi-annual installments starting from Mar. 2005. Denominated in RMB166 million.	405,242	-	-

Standard Chartered Bank	See Note 2	From Dec. 31, 2004 through Nov. 11, 2009. Repayable in 6 semi-annual installments starting from May 2007. Denominated in RMB320 million.	878,839	1,336,384	41,006

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank/			December 31,
Agent Bank	Purpose	Term	2005	2006
			NT$	NT$	US$
			(in thousands)

Bank of America	See Note 2	From Jan. 24, 2005 through Dec. 30, 2009. Repayable in 6 semi-annual installments starting from June 2007. Denominated in RMB200 million.	813,740	835,240	25,629

ABN-AMRO Bank	See Note 2	From Dec. 7, 2006 through Aug. 1, 2013. Repayable in 9 semi-annual installments starting from Aug. 2009. Denominated in RMB800 million.	-	334,096	10,251

ABN-AMRO Bank	See Note 2	From Aug. 2, 2006 through Aug. 2, 2013. Repayable in 9 semi-annual installments starting from Sep. 2009. Denominated in RMB2,000 million. Repayment for the first 8 installments is RMB6 million per installment, with remaining balance payable at the last installment.	-	250,572	7,689

China Construction Bank	See Note 2	From Aug. 10, 2006 through Aug. 10, 2011, 25% of which payable in Aug. 2009, 25% in Aug. 2010 and the remaining 50% in Aug. 2011. Denominated in US$1 million and RMB20 million.	-	116,135	3,564

Citi Bank	See Note 2	From Feb. 27, 2006 through Mar. 30, 2010. Repayable in 7 semi-annual installments starting from Mar. 2007. Denominated in RMB249 million.	-	1,039,874	31,908

Citi Bank	See Note 2	From Nov. 27, 2006 through Feb. 27, 2007. Repayable on Feb. 27, 2007. Denominated in US$80 million.	-	2,608,855	80,051
			81,773,029	182,900,276	5,612,160
Less: current portion			(9,832,723)	(31,071,555)	(953,408)
			71,940,306	151,828,721	4,658,752
Unused available balance			73,653,956	107,029,987	3,284,136

Note 1:	Long-term borrowings assumed from QDI in connection with the merger on October 1, 2006 were recorded at fair value as of the acquisition date.
Note 2:	The purpose of the loan is for the purchase of machinery, equipment and building.
Note 3:	The purpose of the loan is for operational use.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to support capital expenditures on construction projects and the purchase of machineries and equipment.  Commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the years ended December 31, 2005 and 2006.  These credit facilities contain covenants that require the Company to maintain certain financial ratios such as current ratio, debt-equity ratio, interest coverage ratio, tangible assets ratio and others as specified in the loan agreements. The Company has complied with the aforementioned debt covenants in 2005 and 2006.

Interest rates on long-term borrowings outstanding as of December 31, 2005 and 2006 ranged from 2.36% to 5.27% and 2.54% to 6.49%, respectively.  The long-term borrowings are at floating interest rates that reprice within one to six months.

Certain property, plant and equipment were pledged as collateral against long-term borrowings, see note 20.

As of December 31, 2006, future principal repayment for the Company’s long-term borrowings and bonds are listed as follows:

	NT$	US$
	(in thousands)

2007	41,889,820	1,285,358
2008	46,008,174	1,411,727
2009	52,121,525	1,599,310
2010	39,004,544	1,196,825
2011	30,178,665	926,010
Thereafter	12,075,720	370,535
Total	221,278,448	6,789,765

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.	Retirement Plan

The following table sets forth the defined benefit obligation and the amounts recognized related to the Company’s retirement plan.

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(3,990)	(4,515)	(139)
Non-vested benefit obligation	(261,636)	(433,354)	(13,297)
Accumulated benefit obligation	(265,626)	(437,869)	(13,436)
Additions based on future salary increase	(299,866)	(523,777)	(16,072)
Projected benefit obligation	(565,492)	(961,646)	(29,508)
Fair value of plan assets	398,478	791,306	24,281
Funded status	(167,014)	(170,340)	(5,227)
Unrecognized pension loss	(16,762)	229,265	7,035
Unrecognized net transition obligation	12,761	11,677	358
Prepaid pension assets (accrued pension liabilities)	(171,015)	70,602	2,166

On October 1, 2006, the Company recorded prepaid pension assets of NT$153,827 thousand in connection with the merger with QDI, which represented the excess of the fair value of plan assets over the projection benefit obligation as of the date of acquisition.  The QDI’s retirement plan was merged into the Company’s retirement plan as of October 1, 2006.

The components of net periodic pension cost for 2004, 2005 and 2006 are summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	127,467	69,596	8,100	249
Interest cost	15,213	17,835	20,508	629
Expected return on plan assets	(7,571)	(11,322)	(15,208)	(467)
Amortization	4,303	1,084	3,092	95
Net periodic pension cost	139,412	77,193	16,492	506
Defined contribution pension cost	-	170,573	442,814	13,587

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Unrecognized net transition obligation is amortized on a straight-line basis over 16 years.

Net periodic pension cost for subsidiaries amounted to NT$95,927 thousand, NT$140,874 thousand and NT$240,693 (US$7,385) thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

Significant weighted-average actuarial assumptions used in the above calculations are summarized as follows:

	December 31,
	2004	2005	2006
Discount rate	3.50%	3.50%	2.75%–3.50%
Rate of increase in future compensation levels	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets	3.50%	3.50%	2.75%–3.50%

15.	Stockholders’ Equity

(a)	Common stock

Based on stockholder resolution on June 14, 2005, the Company increased its common stock by NT$5,425,062 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$4,451,437 thousand and NT$973,625 thousand, respectively.  The stock issuances were authorized by and registered with government authorities.  Pursuant to stockholder resolution, the Company issued 330 million shares of its common stock in the form of 33 million ADS on July 22, 2005.  Each ADS represents the right to receive 10 shares of common stock.  The public offering price per ADS was US$15.35.

Based on stockholder resolution on June 15, 2006, the Company increased its common stock by NT$2,635,215 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$1,749,164 thousand and NT$886,051 thousand, respectively.  The stock issuances were authorized by and registered with government authorities.  Pursuant to stockholder resolution, the Company issued 263,522 thousand shares of its common stock.

On June 15, 2006, the Company’s stockholders approved the merger with QDI.  Upon consummation of the merger, the Company issued new common stock of 1,479,110 thousand shares, par value NT$10 per share, to shareholders of QDI at conversion ratio of 3.5 shares of common stock of QDI to one share of common stock of AUO.  The merger was completed on October 1, 2006 and registered with government authorities.  Upon completion of the merger, QDI was dissolved.  The same conversion ratio was applied to the conversion of private placement shares of 171,429 thousand shares previously issued by QDI.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In connection with the merger with QDI, the Company assumed QDI’s employee stock options.  As of December 31, 2006, total number of shares issued upon exercise of vested options by employees totaled 224 thousand shares.  Proceeds from stock issuance for options exercised amounted to NT$8,632 thousand. The stock issuances were completed and registered with government authorities.

As of December 31, 2005 and 2006, the Company’s authorized common stock, par value NT$10 per share, amounted to NT$70,000,000 thousand and NT$90,000,000 thousand, respectively, and issued common stock, par value NT$10 per share, amounted to NT$58,305,471 thousand and NT$75,734,028 thousand, respectively.

(b)	Capital surplus

Pursuant to the Republic of China Company Law, the capital surplus has to be used to offset a deficit, and then the capital surplus resulting from the issuance of new shares at a premium and from donations received by the Company can be used to increase common stock.  Furthermore, pursuant to securities regulations, the total sum of capital surplus capitalized per year may not exceed 10 percent of the paid-in capital.  Additionally, the capital surplus realized from a capital increase shall be capitalized only from the following fiscal year after the capital increase being registered by the Company with the competent authority.

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

(d)	Distribution of earnings and dividend policy

According to the Company’s revised articles of incorporation on June 15, 2006, 10% of the Company’s annual income, after offsetting any accumulated deficit, shall be set aside as a legal reserve.   After establishing the legal reserve, earnings may be distributed in the following order in accordance with the Company’s articles of incorporation:

(1)	5 to 10 percent as employee bonuses

(2)	At most 1 percent as remuneration to directors and supervisors

(3)	The remainder, after retaining a certain portion for business consideration, as common stockholders’ dividends.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The appropriation of the Company’s net income may be distributed by way of cash dividend and/or stock dividend.  Since the Company is in a capital-intensive industry, distribution of profits shall be made preferably by way of stock dividend.  Distribution of profits may also be made by way of cash dividend, and the amount of that should in principle exceed or equal 10% of total dividends.  This cash dividend percentage may be adjusted depending on actual profit of the year and operational conditions.

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

Employee bonuses and directors’ remuneration appropriated from the distributable retained earnings of 2005 were as follows:

	Shares	NT$
	(in thousands)

Employee bonuses – stock (at par value)	88,605	886,051
Employee bonuses – cash		379,736
Directors’ and supervisors’ remuneration		21,097
		1,286,884

If the above distributions were recorded as expenses in 2005, the pro forma information on basic earnings per share in 2005 after retroactive adjustment would be NT$2.43.

Earnings distribution of fiscal year 2006 earnings has not been proposed by the board of directors and is still subject to approval at the stockholders’ meeting.

(e)	Treasury stock

Based on a board of directors resolution on December 16, 2002, the Company purchased its own shares on the Taiwan Stock Exchange for use as employee bonus shares.  The Company did not purchase treasury shares during the years ended December 31, 2004, 2005, or 2006.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Employee stock options plans

The Company assumed Employee Stock Options Plans (“ESO Plans”) from the merger with QDI.  The ESO Plans entitle option holders to subscribe one common stock per unit thereof.  Options are granted to eligible employees, including those of domestic and overseas subsidiaries.  Options granted will expire six years after the date of grant and holders may exercise options vested, effective from two years after date of grant, in accordance with the vesting schedule.  Options were granted at the exercise price equal to the closing price of the common stock of QDI listed on the Taiwan Stock Exchange on the grant date.

As of October 1, 2006, details of ESO Plans assumed were as follows:

ESO Plans	Issuing date	Units issued	Term of grant	Option exercising term	Exercise price*

2002 ESO Plan	Aug. 8, 2002	1,861	Aug. 8, 2002 – Aug. 7, 2008	Aug. 8, 2004 – Aug. 7, 2008	NT$38.50

2003 ESO Plan	Dec. 31, 2003	5,614	Dec. 31, 2003 – Dec. 30, 2009	Dec. 31, 2005 – Dec. 30, 2009	NT$51.10

* As adjusted effective October 1, 2006 as a result of the merger with QDI

Additional disclosure for the ESO Plans:

	Unit	Weighted average price
	(in thousands)	NT$

Outstanding units at date of acquisition	7,475	48.0
Units exercised	(224)	38.5
Units cancelled	(26)	38.5
Outstanding units at end of year	7,225	48.3

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2006, details of outstanding and vested options of ESO Plans were as follows:

	Outstanding stock options			Vested options
Exercise price	Unit	Remaining vesting period (year)	Exercise price	Unit	Exercise price
NT$	(in thousands)		NT$	(in thousands)	NT$

38.50	1,611	1.58	38.50	1,611	38.50
51.10	5,614	3.00	51.10	3,743	51.10
	7,225			5,354

The Company determined the fair value of vested ESO options at the date of acquisition using the Black-Scholes option pricing model.  The fair value of NT$73,382 thousand was included in the purchase price for the merger with a corresponding offset to capital surplus.  Deferred compensation cost relating to unvested options amounted to NT$2,680 thousand.

On the date of acquisition, the exercise price and units issued were adjusted in accordance with the conversion ratio of 3.5 QDI’s shares to one AUO’s share.

Assumptions used to estimate the fair value of the aforementioned employee stock options are summarized as follows:

	2002 stock option plan		2003 stock option plan

Dividend yield	2.4%		2.4%
Expected volatility	40.6%		43.7%
Risk-free interest rate	1.7%		1.7%
Expected continuing period	0.9	year	1.9	years

16.	Income Taxes

(a)
The Company is authorized to be a “Science-based industry” as defined under the ROC Statute for the Establishment and Administration of Science-based Industrial Park and an “Important technology-based industry company” as defined under the Statute for Upgrading Industries.

Pursuant to these statutes, the Company, the extinguished Unipac and QDI have elected appropriate tax incentives, such as tax exemption for qualified TFT-LCD products/processes and investment tax credits for shareholders, based on initial investment and subsequent capital increases.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The followings are the details of the Company’s effective tax incentive provided by the Ministry of Finance as of December 31, 2006:

Year of investment	Tax incentive chosen	Tax exemption period

1996	Tax exemption of the Company’s L5 facility corporate income taxes for five years	2003–2007

1999	Tax exemption of the Company’s L3B facility corporate income taxes for four years	2005–2008

1999, 2000, 2001	Tax exemption of the Company’s L6 facility corporate income taxes for five years	2005–2009

2001, 2002, 2003	Tax exemption of the Company’s L6 facility corporate income taxes for five years	2006–2010

2002	Tax exemption of the Company’s L6 facility corporate income taxes for five years	2007–2011

2003	Tax exemption of the Company’s L6 facility corporate income taxes for five years	2008–2012

(b)	The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	355,761	1,521,732	1,227,910	37,678
Deferred income tax benefit	(294,415)	(1,048,303)	(159,586)	(4,897)
	61,346	473,429	1,068,324	32,781

The statutory income tax rate in the Republic of China is 25%.  Commencing January 1, 2006, the Statute of Income Basic Tax Amount (the “IBTA Statute”), which is also known as the Alternative Minimum Tax Act, became effective and imposes an alternative minimum tax (“AMT”).  The Company calculated AMT during the year in accordance with the IBTA Statute.  Subsidiary companies calculated income tax in accordance with local tax law and regulations.

The differences between income tax expense based on the Republic of China statutory income tax rate of 25% and income tax expense as reported in the consolidated statements of income for the year ended December 31, 2004, 2005 and 2006 are summarized as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	7,006,049	4,023,642	2,550,076	78,247
Tax exemption	(1,424,088)	(479,973)	(917,564)	(28,155)
Increase of investment tax credits, net of expired portion	(7,144,655)	(4,813,223)	(4,327,895)	(132,798)
Tax on undistributed retained earnings	419,039	1,491,149	927,908	28,472
Increase in valuation allowance	1,031,632	127,211	2,710,172	83,160
Non-deductible expenses and others	173,369	124,623	125,627	3,855
Income tax expense	61,346	473,429	1,068,324	32,781

(c)	The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	2,313,606	1,093,319	33,548
Unrealized loss and expenses	443,809	407,963	12,518
Unrealized sales profit	715,238	183,901	5,643
Unrealized exchange gain	(57,755)	(122,377)	(3,755)
Loss on valuation of financial assets	-	168,501	5,170
Inventories	295,999	937,925	28,779
Other	-	584	18
	3,710,897	2,669,816	81,921
Valuation allowance	(1,011)	-	-
Net deferred tax assets—current	3,709,886	2,669,816	81,921

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Non-current:
Investment tax credits	9,929,707	24,077,161	738,790
Net operating loss carryforwards	11,594	-	-
Deferred tax liabilities—property, plant and equipment	(776,554)	(318,188)	(9,763)
Investment loss (gain) under the equity method	(89,961)	(265,088)	(8,134)
Impairment loss on long-term investment under the equity method	-	65,708	2,016
Goodwill	-	(89,300)	(2,740)
Other	78,550	16,057	492
	9,153,336	23,486,350	720,661
Valuation allowance	(8,931,179)	(21,053,138)	(646,000)
Net deferred tax assets—non-current	222,157	2,433,212	74,661

Total gross deferred tax assets	13,807,856	27,076,862	830,833
Total gross deferred tax liabilities	(943,623)	(920,696)	(28,251)
Total valuation allowance	(8,932,190)	(21,053,138)	(646,000)
	3,932,043	5,103,028	156,582

(d)	Investment tax credits

According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production and pollution control, expenditure for research and development and training of professional personnel entitles the Company to tax credits.  This credit may be applied over a period of five years.  The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year.  There is no limitation on the amount of investment tax credit that may be applied in the final year.  As of December 31, 2006, the Company’s remaining investment tax credits and their related expiration years were as follows:

Year of assessment	Unused tax credits		Expiration year
	NT$	US$
	(in thousands)

2003	4,468,067	137,099	2007
2004	3,718,121	114,088	2008
2005	10,359,994	317,889	2009
2006 (estimated)	6,624,298	203,262	2010
	25,170,480	772,338

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss (NOL) carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of December 31, 2006, unused NOL carryforwards and investment tax credits available to the Company amounted to NT$0 and NT$9,410,776 thousand, respectively.  The Company recognized valuation allowance of NT$9,410,776 thousand on QDI’s unused investment tax credits at October 1, 2006.

(e)
The 2001 income tax return has been assessed by the tax authorities for additional tax payable due to dispute in Unipac’s loss carryforwards of NT$3,546,535 thousand prior to combination with the Company was regarded as not eligible for use by the Company after the merger.  The Company disagreed with the assessment and subsequently filed a tax appeal.  The appeal is still under review.  The Company has evaluated the impact on the financial statements and accrued additional income tax in 2004.  As of December 31, 2006, the tax authorities had assessed the income tax returns of the Company through 2003 (except for 2002 which is still under review) and of QDI through 2004.

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

Information related to the ICA is summarized below:

	December 31,
	2005		2006
	NT$		NT$	US$
	(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	34,507,005	37,262,566	1,143,374
ICA balance	376,987	1,279,762	39,269

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2005	2006
		(estimated)
Creditable ratio for earnings distribution to the Republic of China resident stockholders	4.54%	3.43%

17.	Earnings Per Share

Earning per common share in 2004, 2005 and 2006 are computed as follows:

	For the year ended December 31,
	2004		2005		2006
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Basic earnings per share:
Net income before cumulative effect of changes in accounting principles	28,024,198	27,962,852	16,100,420	15,626,991	10,119,034	9,142,458
Cumulative effect of changes in accounting principles	-	-	-	-	(38,986)	(38,986)
Net income	28,024,198	27,962,852	16,100,420	15,626,991	10,080,048	9,103,472
Weighted average number of shares outstanding:
Shares of common stock at beginning of the year	4,340,237	4,340,237	4,946,041	4,946,041	5,830,547	5,830,547
Issuance of common stock for cash	156,667	156,667	146,465	146,465	-	-
Common stock issued in connection with the acquisition of QDI	-	-	-	-	372,817	372,817
Stock options	-	-	-	-	41	41
Issuance of shareholders stock dividends and employee stock bonus	305,804	305,804	542,506	542,506	263,522	263,522
Treasury stock transferred to employees	-	-	3,748	3,748	-	-
Weighted average number of shares outstanding during the year	4,802,708	4,802,708	5,638,760	5,638,760	6,466,927	6,466,927

Retroactive adjustment of capitalization of retained earnings	766,612	766,612	254,853	254,853
Retroactively adjusted weighted average outstanding shares	5,569,320	5,569,320	5,893,613	5,893,613
Basic earnings per share (NT$):
Basic earnings per share—net income before cumulative effect of changes in accounting principles	5.84	5.82	2.86	2.77	1.57	1.42
Basic earnings per share—cumulative effect of changes in accounting principles	-	-	-	-	(0.01)	(0.01)
Basic earnings per share—net income	5.84	5.82	2.86	2.77	1.56	1.41
Basic earnings per share – retroactively adjusted	5.03	5.02	2.73	2.65

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2004		2005		2006
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Diluted earnings per share:
Net income	28,024,198	27,962,852	16,100,420	15,626,991	10,080,048	9,103,472
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	-	-	-	-	(706,883)	(530,162)
	28,024,198	27,962,852	16,100,420	15,626,991	9,373,165	8,573,310
Shares of common stock at beginning of the year	4,802,708	4,802,708	5,638,760	5,638,760	6,466,927	6,466,927
Potential number of common shares assumed upon conversion of convertible bonds	-	-	-	-	99,045	99,045
Stock options	-	-	-	-	56	56
Weighted average number of shares outstanding during the year	4,802,708	4,802,708	5,638,760	5,638,760	6,566,028	6,566,028
Weighted average number of shares outstanding—retroactively adjusted	5,569,320	5,569,320	5,893,613	5,893,613
Diluted earnings per share (NT$):
Diluted earnings per share—net income before cumulative effect of changes in accounting principles	5.84	5.82	2.86	2.77	1.44	1.32
Diluted earnings per share—cumulative effect of changes in accounting principles	-	-	-	-	(0.01)	(0.01)
Diluted earnings per share—net income	5.84	5.82	2.86	2.77	1.43	1.31
Diluted earnings per share—retroactively adjusted	5.03	5.02	2.73	2.65

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Additional Disclosure on Financial Instruments

(a)	Fair value information

As of December 31, 2005 and 2006, the fair value of the Company’s financial assets and liabilities were as follows:

	December 31, 2005		December 31, 2006
	Fair value	Carrying amount	Fair value		Carrying amount
	NT$	NT$	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	26,263,265	26,263,265	43,925,540	1,347,823	43,925,540	1,347,823
Notes and accounts receivable	42,615,388	42,615,388	57,830,981	1,774,501	57,830,981	1,774,501
Available-for-sale financial assets—current	1,697,414	1,586,504	1,848,758	56,728	1,848,758	56,728
Other current financial assets	1,114,300	1,114,300	1,112,729	34,143	1,112,729	34,143
Deposit-out	246,373	246,373	274,248	8,415	274,248	8,415
Financial liabilities:
Notes and accounts payable	50,839,606	50,839,606	76,234,335	2,339,194	76,234,335	2,339,194
Equipment and construction in progress payables	19,694,213	19,694,213	30,719,178	942,595	30,719,178	942,595
Short-term borrowings	-	-	3,729,465	114,436	3,729,465	114,436
Long-term borrowings (including current portion)	81,773,029	81,773,029	182,900,276	5,612,159	182,900,276	5,612,159
Convertible bonds payable (including current portion)	-	-	21,464,841	658,633	21,378,172	655,973
Bonds payable (including current portion)	11,951,724	12,000,000	17,077,390	524,007	17,000,000	521,632
Foreign currency forward contracts	163,789	203,033	506,632	15,546	506,632	15,546
Interest rate swaps contracts	-	-	324,153	9,946	324,153	9,946

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The following methods and assumptions are used to estimate the fair value of the Company’s financial assets and liabilities:

(1)
The carrying amounts of cash and cash equivalents, notes and accounts receivable, restricted cash in banks, refundable deposits, other current financial assets, accounts payable, payables to related parties, equipment and construction in progress payables and short-term borrowings approximate their fair value due to the short-term nature of these items.

(2)
The fair value of financial instruments is based on publicly quoted market prices. If market price is unavailable, fair value is determined using valuation technique, with estimates and assumptions consistent with that made by market participants.

(3)
Long-term borrowings are obtained at floating interest rates which are calculated based on prevailing market rate adjusted by the Company’s credit spread. Management believes the carrying value of the long-term borrowings  approximates fair value.  Refer to note 13.

(c)	The fair value of the Company’s financial assets and liabilities determined by publicly quoted market price, if available and fair value determined using valuation technique were as follows:

	December 31, 2006
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	43,925,540	1,347,823	-	-
Notes and accounts receivable	-	-	57,830,981	1,774,501
Available-for-sale financial assets—current	1,848,758	56,728	-	-
Other current financial assets	-	-	1,112,729	34,143
Deposit-out	-	-	274,248	8,415
Financial liabilities:
Notes and accounts payable	-	-	76,234,335	2,339,194
Equipment and construction in progress payables	-	-	30,719,178	942,595
Short-term borrowings	-	-	3,729,465	114,436
Long-term borrowings (including current portion)	-	-	182,900,276	5,612,159
Convertible bonds payable (including current portion)	-	-	21,464,841	658,633
Bonds payable (including current portion)	-	-	17,077,390	524,007
Foreign currency forward contracts	-	-	506,632	15,546

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2006
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Interest rate swaps contracts	-	-	324,153	9,946

(d)	The Company pledged certain of its financial assets to secure long-term borrowings as of December 31, 2005 and 2006, see note 20.

(e)	Loss on valuation of financial instruments resulting from the change in fair value amounted NT$647,157 thousand for the year ended December 31, 2006.

(f)	Financial liabilities with exposure to cash flow risk resulting from change in interest rates amounted to NT$135,629,741 thousand as of December 31, 2006.

(g)	Financial risks relating to financial instruments

(1)	Market risk

The Company holds equity securities which are classified as financial assets in available-for-sale.  They are valued by fair value, and are exposed to the risk of price changes in securities market.

The foreign exchange forward contract of the merged company was expected with a cash inflow of YEN83,500,000 thousand, a cash inflow of US$294,500 thousand, and a cash outflow of US$674,000 thousand to be generated in January to April 2007. The exchange rate of foreign exchange forward contact is fixed and therefore, no significant cash flow risk is expected.

(2)	Credit risk

The Company’s potential credit risk is derived primarily from cash in bank, equity investments, and accounts receivable. The Company maintains its cash and short-term investments with various reputable financial institutions.  The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.  As a result, the Company believes that there is a limited concentration of credit risk in cash and investments.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Liquidity risk

Liquidity risk is the risk of being unable to settle the derivative contracts on schedule.   The purpose of these instruments held by the Company is to manage and hedge changes in cash flows and risks associated with floating interest rate debt and foreign currency rates.  There is no significant liquidity risk for the related cash flows.

(4)	Cash flow risk resulting from change in interest rates

The Company’s short-term and long-term borrowings are principally floating interest rate borrowings. As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings.  As the general market interest rate increases by one percent, cash flows in respect of these interest payments may fluctuate by approximately NT$1,356,297 thousand per annum.

19.	Related-party Transactions

(a)	Name and relationship

Name of related party	Relationship with the Company

BenQ Corporation (“BenQ”)	Shareholder and represented on the Company’s board of directors; the Company’s affiliate
Gallant Precision Machining Co., Ltd. (“GPM”)	Investee of BenQ
BenQ Mexican, S.A. De C. V. (“BQX”)	Subsidiary of BenQ
BenQ Technologies Czech S.V.O. (“BQZ”)	Subsidiary of BenQ
Daxon Technology Inc. (“Daxon”)	Subsidiary of BenQ
Darfon Electronics Corp. (“Darfon”)	Subsidiary of BenQ
BenQ (IT) Co., Ltd. Suzhou (“BQS”)	Subsidiary of BenQ
BenQ Optronics (Suzhou) Co., Ltd. (“BQOS”)	Subsidiary of BenQ
Acer Inc. (“Acer”)	Shareholder and represented on BenQ’s board of directors prior to June 30, 2006 (Note 1)
Aspire Service & Development Inc. (“ASD”)	Subsidiary of Acer (Note 1)
Wistron Corp. (“Wistron”)	Investee of Acer (Note 1)
Cowin Worldwide Corp. (“Cowin”)	Subsidiary of Wistron (Note 1)
Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron (Note 1)
Wistron Infocomm Manufacturing (Kunshan) Co., Ltd. (”WEKS”)	Subsidiary of Wistron (Note 1)
Wistron Infocomm (Kunshan) Corp. (“WKS”)	Subsidiary of Wistron (Note 1)
Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”)	Investee of AUO (Note 2)
Cando Corporation (“Cando”)	Investee of the Company
Raydium Semiconductor Corporation (“Raydium”)	Investee of Konly

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company

Orise Technology Co., Ltd. (“OTC”)	Investee of Konly
Quanta Computer Inc. (“QCI”)	Common vice president, QCI’s vice chairman and president represented on the Company’s board of directors (Note 3)
Tech-Front (Shanghai) Computer Co., Ltd. (“TFC”)	Subsidiary of QCI (Note 3)
Tech-Yeh (Shanghai) Computer Co., Ltd. (“TYC”)	Subsidiary of QCI (Note 3)
Tech-Pro (Shanghai) Computer Co., Ltd. (“TPC”)	Subsidiary of QCI (Note 3)
Tech-Com (Shanghai) Computer Co., Ltd. (“TCC”)	Subsidiary of QCI (Note 3)

Note 1:
As Acer reduced its investment in BenQ and resigned its membership to the board of directors during the year, BenQ ceased accounting for its investment in Acer using the equity-method of accounting.  Accordingly, effective June 30, 2006, Acer is no longer a related party of the Company.  As a result, related-party transactions with Acer were disclosed until the end of June 2006.

Note 2:
The Company invested in Toppan CFI during the year and accounted for its investment in Toppan CFI using the equity method of accounting.  Effective August 31, 2006, Toppan CFI is considered as a related party of the Company and related party transactions were disclosed therefrom.

Note 3:	The Company acquired QDI on October 1, 2006. As a result, effective October 1, 2006, these companies become related parties of the Company and related party transactions were disclosed therefrom.

(b)	Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

BQS	30,030,189	26,532,871	21,647,010	664,222
Acer	6,733,616	8,999,415	3,909,532	119,961
BenQ	2,310,915	2,083,647	1,997,401	61,289
WKS	819,631	961,816	322	10
WEKS	-	826,929	-	-
Wistron	931,678	393,157	13,871	426
BQOS	132,753	354,655	1,227,909	37,677
BQZ	-	210,846	209,841	6,439
BQX	850,691	370,150	164,455	5,046
Cowin	-	-	123,565	3,792
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

WPH	906,906	167,742	22,613	694
FDTC	2,136,101	-	-	-
ACT	164,972	-	-	-
QCI	-	-	562,388	17,256
TYC	-	-	382,428	11,735
TFC	-	-	263,497	8,085
TPC	-	-	226,261	6,943
Others	64,325	129,159	50,134	1,538
Less: allowance for sales returns and discounts	-	(31,264)	(131,735)	(4,042)
	45,081,777	40,999,123	30,669,492	941,071

The collection terms for sales to related parties and unrelated customers were month-end 30 to 45 days and 30 to 60 days, respectively.  The average collection days for the years ended December 31, 2004, 2005 and 2006 were 44 days, 59 days and 106 days, respectively, for sales to related parties, and 41 days, 52 days and 57 days, respectively, for sales to unrelated customers.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

As of December 31, 2005 and 2006, receivables resulting from the above transactions were as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

BQS	4,821,840	8,342,590	255,986
BQOS	63,456	432,137	13,260
BenQ	409,520	381,674	11,711
BQZ	132,768	69,620	2,136
BQX	215,997	18,932	581
Acer	1,967,407	8,931	274
WEKS	103,771	-	-
QCI	-	312,397	9,586
TYC	-	230,103	7,061
TFC	-	225,100	6,907
TPC	-	184,349	5,657
Others	100,569	20,899	641
Less: allowance for doubtful accounts	(4,123)	(51,903)	(1,593)
Less: allowance for sales returns and discounts	(95,358)	(26,589)	(816)
	7,715,847	10,148,240	311,391

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Daxon	-	676,729	3,730,519	114,468
Cando	2,551,073	2,986,751	3,365,891	103,280
Toppan CFI	-	-	2,241,338	68,773
Darfon	113,266	203,737	254,017	7,794
Raydium	-	-	157,084	4,820
OTC	-	-	134,647	4,132
Novatek	537,578	-	-	-
FDTC	316,122	-	-	-
Faraday	60,432	-	-	-
BenQ	-	-	-	-
Others	433	58,626	148,993	4,572
	3,578,904	3,925,843	10,032,489	307,839

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were both 30 to 120 days in 2005 and 2006.

As of December 31, 2005 and 2006, payables resulting from the above purchases were as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2005	2006
	NT$	NT$	US$
		(in thousands)

Toppan CFI	-	2,214,130	67,939
Daxon	608,060	1,433,875	43,997
Cando	1,111,363	881,006	27,033
OTC	-	118,073	3,623
Others	133,686	212,448	6,519
	1,853,109	4,859,532	149,111

(3)	Acquisition of property, plant and equipment, operating leases and others

In accordance with the board of directors resolution on January 12, 2005, the Company purchased the originally leased land at Lungtan from ASD for cash consideration of NT$2,774,000 thousand.

In 2005 and 2006, the Company purchased machineries of NT$974,587 thousand and NT$1,783,794 thousand, respectively, from GPM.  In addition, the Company acquired property, plant, equipment of NT$29,794 thousand and NT$1,825 thousand in 2005 and 2006, respectively, from other related parties.

The Company entered into lease agreements for building and dormitory with related parties.  Total rental expenses and administration fees amounted to NT$23,442 thousand and NT$6,507 thousand for the years ended December 31, 2005 and 2006, respectively.  As of December 31, 2005 and 2006, refundable deposits resulting from the above transactions amounted to NT$3,245 thousand and NT$0, respectively.

During 2005 and 2006, the Company paid expenses on behalf of related parties amounted to NT$78,908 thousand and NT$29,863 thousand, respectively.

During 2006, Cando paid NT$157,598 thousand on behalf of the Company for the purchases of masks, mold equipment and others.

As of December 31, 2005 and 2006, amounts due to related parties as a result from the aforementioned transactions amounted to NT$344,176 thousand and NT$1,879,271 thousand, respectively.

(4)	Disposal of property, plant and equipment, operating leases and others

The Company leased part of its facility to related parties.  Total rental income amounted to NT$21,819 thousand, NT$17,276 thousand and NT$23,728 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During 2006, the Company sold property, plant and equipment to related parties for a total consideration of NT$242,643 thousand.  Loss on disposal amounted to NT$1,622 thousand.  The pricing for sales to related parties was not materially different from those with unrelated parties.

As of December 31, 2005 and 2006, rental and other receivables from the disposal of property, plant and equipment amounted to NT$10,267 thousand and NT$57,743 thousand, respectively.  The rental price and other terms for such transactions with related parties were similar to those with unrelated parties.

During 2005 and 2006, the Company paid on behalf of Cando NT$492,261 thousand and NT$47,610 thousand, respectively, for purchases of materials.  As of December 31, 2005 and 2006, outstanding receivables resulting from the above transactions amounted to NT$40,686 thousand and NT$13 thousand, respectively.

During 2006, the Company paid on behalf of Toppan CFI NT$321,874 thousand for purchases of materials.  As of December 31, 2006, outstanding receivables resulting from the above transactions amounted to NT$315,085 thousand.

During 2005 and 2006, Konly received cash dividends of NT$17,020 thousand and NT$26,903 thousand, respectively, from its investment in Wellypower, which had been recorded as a deduction in the long-term investment account.

During 2005, the Company received cash dividends of NT$189,900 thousand from its investment in BenQ, which had been recorded as a deduction in the long-term investment account.

On December 29, 2006, the Company’s board of directors approved the sale of the company’s L1 manufacturing facility to GPM at a sale price of no less than NT$230,000 thousand.  This transaction has been submitted to the Hsinchu Science Park Administration Bureau for approval.

20.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2005	2006
		NT$	NT$	US$
		(in thousands)
Restricted cash in banks	Oil purchase, customs duties and guarantees for foreign workers	32,200	43,200	1,326

Building	Long-term borrowings	6,867,162	30,148,367	925,080

Machinery and equipment	Long-term borrowings and bonds payable	108,651,713	223,146,823	6,847,095
		115,551,075	253,338,390	7,773,501

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Commitments and Contingencies

(a)	Outstanding letters of credit

As of December 31, 2005 and 2006, the Company had the following outstanding letters of credit:

	December 31,
Currency	2005	2006
	(in thousands)

USD	4,884	17,359
JPY	11,731,873	25,752,573
EU	-	14,070
NTD	93,578	-
RMB	-	39,000

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment and materials from foreign suppliers.  The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

(b)	Technology and licensing agreements

The Company has entered into technical collaboration and patent licensing agreements with Toppan Printing Co., Ltd., Semiconductor Energy Laboratory Co., Ltd., Hitachi Displays Ltd., Guardian Industries Corp., Sharp Corporation, Honeywell International Inc., Honeywell Intellectual Properties Inc., Samsung Electronics Co., Ltd., and others.  In connection with the merger with QDI, the Company assumed QDI’s technical cooperation and patent licensing agreements with Hitachi Displays Ltd., Guardian Industries Corp., and others. Pursuant to the terms of each signed agreement, the Company is required to pay fixed license and patent fees and/or royalties based upon its use of technology and patents.

(c)	Purchase commitments

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In March 2005, the Company entered into a non-cancelable long-term materials supply agreement with Corning Display Technologies Taiwan Co. Ltd. (Corning Taiwan) for the supply of LCD glass substrates.  The contract runs from March 9, 2005 to June 30, 2009.  In accordance with the agreement, the Company makes prepayments to Corning Taiwan in several installments during the contract period which will be deductible from subsequent purchases. The portion of prepayments which are expected to be utilized within one year is included in current assets. The non-current portion is included under other assets.

In connection with the merger with QDI, the Company assumed QDI’s five-year materials purchase and supply agreement with Corning Taiwan entered into by QDI in April 2005.  In accordance with the agreement, Corning Taiwan guarantees to supply sixth-generation TFT-LCD and color filters glass substrates for quantity and pricing negotiated.

(d)	As of December 31, 2005 and 2006, outstanding commitments for purchase agreements for major property, plant and equipment totaled NT$41,967,317 thousand and NT$37,586,917 thousand, respectively.

(e)	Operating lease agreements

The Company entered into operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994 to December 31, 2025.  Future minimum lease payments as of December 31, 2006 under the existing non-cancelable agreements are:

Years	Minimum lease payments
NT$
(in thousands)

2007	209,803
2008	193,950
2009	193,950
2010	193,950
2011	193,950
Thereafter	2,010,701

Rental expense for operating leases amounted to NT$218,716 thousand, NT$160,550 thousand and NT$290,162 in 2004, 2005 and 2006, respectively.

(f)	Litigation

In December 2006, LG.Philips LCD Co., Ltd. filed a lawsuit in the United States District Court for the District of Delaware for patent infringement against AUO, AUO’s customers, and other TFT-LCD manufacturer.  The Company has retained legal counsel to handle the related matters.  LG. Philips LCD is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  This litigation is still in an early

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

stage.  While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain. The Company is reviewing the merits of this suit on an on-going basis.

In March 2007, we filed a lawsuit in the United States District Court for the Western District of Wisconsin against LG.Philips LCD and LG.Philips LCD America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On May 30, 2007, the suit was transferred to the United States District Court for the District of Delaware.

In February 2007, Anvik Corporation filed a lawsuit in the United States District Court for the Southern District Court of New York for patent infringement against AUO and other TFT-LCD manufacturers.  The Company has retained legal counsel to handle the related matters.  Anvik Corporation is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the preliminary phase. While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain. The Company is reviewing the merits of this suit on an on-going basis.

In March 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. filed a lawsuit in the United States District Court for the Eastern District Court of Texas against the Company and other TFT-LCD manufacturing companies, including BenQ, claiming infringement of certain of Honeywell’s patents in the United States relating to the manufacturing of TFT-LCD products.  Honeywell International and Honeywell Intellectual Properties are seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the preliminary phase.  While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain. The Company is reviewing the merits of this suit on an on-going basis.

In addition to the matters described above, the Company is also a party to other litigation matters and claims that arise during the normal course of operations. While the results of these litigation matters and claims cannot be predicted with certainty, at this stage the Company does not expect the final outcome of these matters will have a material adverse effect on its financial position or results of operations.

In December 2006, certain of the Company’s subsidiaries received notice of an investigation into possible anticompetitive behavior in the TFT-LCD industry conducted by local authorities in the United States, Europe, Canada and Japan.  In December, the local authority in Korea visited the Company’s affiliate in Korea.  The Company and its affiliates intend to cooperate with these investigations.  The Company has also been named as defendant among certain TFT-LCD manufacturers in over one hundred civil class action lawsuits in the United States and several civil class action lawsuits in Canada alleging antitrust violations.  The Company has retained counsels to handle the related matters. The ultimate outcome of the investigations or these lawsuits or the final costs of resolving these matters is uncertain. We are reviewing the merits of the investigations and civil lawsuits on an on-going basis.

22.	Subsequent Events

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On January 25, 2007, certain of the Company’s bondholders for overseas convertible bond 3 (ECB 3) exercised put options and requested the Company to redeem their outstanding bonds at par.  Total principal amount redeemed amounted to US$169,589 thousand, representing 58% of the total amount issued.

On March 22, 2007, the insolvency administrator of BenQ Mobile GmbH & Co. OHG (“OHG”) asserted that it will file a claim against BenQ, an equity-method investee of the Company, for 504,000,000 in Euro.  At this stage, it is not possible to assess the impact as to this event on the Company’s results of operations or financial position due to insufficient information to explain the legal ground for any such claim.  The Company is reviewing this event on an on-going basis.  This litigation is still in the preliminary phase.  At this stage, it is not possible to predict the outcome or likely outcome of this event.

On March 30, 2007, BenQ filed a counter-claim against Siemens AG in an international arbitration tribunal in Switzerland.  At this stage, it is not possible to predict the outcome or likely outcome of this event.  The Company is reviewing this event on an on-going basis.

23.	Segment Information

(a)	Industrial information

The Company consists of a single reportable operating segment, namely, the research, development, production and sale of TFT-LCDs and other flat panel displays.

(b)	Geographic information

Geographical breakdown of sales for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	68,274,912	82,473,265	89,840,936	2,756,703
The People’s Republic of China	64,288,311	76,147,847	80,559,955	2,471,922
Other (individually less than 10% of total net sales)	35,548,346	58,767,276	122,705,879	3,765,139
	168,111,569	217,388,388	293,106,770	8,993,764

Sales are attributed to countries based upon the location of customers placing orders.

The Company’s TFT-LCD manufacturing process can be divided into three primary steps, namely the array process, cell process and module-assembly process.  The array and cell processes are capital-intensive thus require highly automated production equipment. The

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

module-assembly process is highly labor-intensive thus the Company has moved majority of the module-assembly operations to the PRC since 2002.  Geographical breakdown of long-lived assets as of December 31, 2004, 2005 and 2006 are summarized as follows:

	December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
		(in thousands)

Taiwan	151,409,890	211,863,809	377,307,330	11,577,396
The People’s Republic of China	10,645,228	12,904,003	26,155,953	802,576
Other	10,373	8,137	6,902	212
	162,065,491	224,775,949	403,470,185	12,380,184

(c)	Major customer information

For the years ended December 31, 2004, 2005 and 2006, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,
	2004		2005		2006
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
				(in thousands)

BQS	30,030,189	18	26,532,871	12	21,647,010	664,222	7
Samsung	6,018,337	4	19,903,556	9	32,824,794	1,007,204	11
	36,048,526	22	46,436,427	21	54,471,804	1,671,426	18

24.	Business Combination

On April 7, 2006, the Company’s board of directors approved the proposal to merge with QDI.  The merger was consummated on October 1, 2006 through the issuance of 1,479,110 thousand new common shares, par value NT$10 per share, in exchange for all of the 5,176,885 outstanding common shares of QDI, representing an exchange ratio of 3.5 shares of common stock of QDI to one share of common stock of AUO.

The merger was accounted for in accordance with ROC SFAS No. 25, “Business Combinations” using the purchase method of accounting.  Under the purchase method, the aggregate purchase price of NT$67,837,855 thousand was determined based on the market value of shares issued, direct transaction costs incurred and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date.  The market value of shares issued amounted to NT$67,748,572 thousand and was determined based on the average market price of the Company’s common shares over the five-day period (i.e. March 30, 2006 through April 14, 2006) before and after the terms of the acquisitions were agreed upon and announced on April 7, 2006.  Direct transaction costs of NT$15,900 thousand included legal and accounting fees, and other external costs directly related to

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the merger.  Under the terms of the merger agreement, QDI’s employee stock options outstanding as of October 1, 2006 were converted into options to purchase shares of AUO’s common stock.  The fair value of the vested portion of such employee stock options amounted to NT$73,383 thousand and was determined using the Black-Scholes option pricing model.

In accordance with ROC SFAS No. 25, the aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair values as of October 1, 2006.  The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill.  The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions of management.

The following represents the allocation of the purchase price to the acquired net assets of QDI:

October 1, 2006
NT$
(in thousands)

Current assets	44,805,553
Long-term investments	685,065
Property, plant and equipment	122,453,035
Intangible assets—core technologies	3,675,700
Other assets	4,818,256
Current liabilities	(55,196,602)
Long-term liabilities	(67,681,426)
Other liabilities	(9,734)
Goodwill	14,288,008
67,837,855

Identifiable intangible assets acquired included core technologies in the design, manufacture and assemble of TFT-LCD products developed by QDI.  The Company amortizes the fair value of the acquired core technologies using the straight-line method over the estimated useful live of three years.

Goodwill of NT$14,288,008 thousand represented the excess of the purchase price over the fair value of the acquired net tangible and intangible assets.  In accordance with ROC SFAS No. 25, goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired.

The following unaudited pro forma financial information summarized the combined results of operations of AUO and QDI as though the business combination had taken place on January 1, 2005.  The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the merger been effected on January 1, 2005.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands, except for per share data)

Net sales	279,060,413	344,804,286	10,580,064
Income (loss) before income tax	6,202,917	(3,585,706)	(110,025)
Net income (loss)	5,852,711	(4,654,044)	(142,806)
Earnings (loss) per share—basic	0.86	(0.63)	(0.02)

25.	Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP).  A discussion of the significant differences between US GAAP and ROC GAAP as they apply to the Company is as follows:

(a)	Business combinations

(1)	Merger with Unipac

AUO completed the merger with Unipac on September 1, 2001, through the issuance of 1,512,281 thousand common shares in exchange for all of the outstanding shares of Unipac.  Under the applicable ROC GAAP, the merger was accounted for using the pooling-of-interests method and, accordingly, the assets and liabilities of Unipac were recorded based on the carrying value at the date of the merger.  Further, according to the Republic of China Company Law, the excess of Unipac’s net assets over the par value of the Company’s issued common stock for completion of the merger was appropriated from unappropriated earnings and recorded as capital surplus.  Under US GAAP, the merger was accounted for as the acquisition of Unipac by the Company using the purchase method of accounting.  Under purchase accounting, the aggregate purchase price of NT$39,636,901 thousand was calculated based on the market value of the shares issued, and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The market value of the shares was based on the average market price of the Company’s common shares over the five-day period before and after the terms of the acquisition were agreed upon and announced.  The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac was recorded as goodwill.

AUO’s management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac. In determining such fair values, management considered a number of factors, including

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

valuation reports by third parties. The following table summarized the estimated fair value of the assets and liabilities of Unipac at the date of acquisition.

September 1, 2001
NT$
(in thousands)

Current assets	10,566,296
Long-term investments	38,767
Property, plant and equipment	30,568,067
Intangible assets	8,730,382
Goodwill	11,599,692
Other assets acquired	443,961
Total assets	61,947,165
Current liabilities	2,763,917
Long-term debt	18,615,702
Other liabilities	930,645
Total liabilities assumed	22,310,264
Net assets acquired	39,636,901

Of the NT$8,730,382 thousand of acquired intangible assets, NT$53,450 thousand was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.  The remaining NT$8,676,932 thousand of acquired intangible assets has a weighted average useful life of approximately 88 months and no estimated residual value.  Such intangible assets include large-size TFT-LCD panel’s product and process technology of NT$3,123,655 thousand and small and mid-size TFT-LCD panel’s product and process technology of NT$5,553,277 thousand.  The key technology for small and mid-size TFT-LCD production includes the technologies independently developed by Unipac and 13 related patents.  The key technology for large size TFT-LCD production includes the technologies jointly developed by Unipac and Matsushita, product technologies developed by Unipac and the three related patents.

The fair value of Unipac’s inventories (represented by estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort) was less than its carrying amount by approximately NT$387,901 thousand at September 1, 2001.  As a

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

result, the amount allocated to Unipac’s inventories in connection with the purchase price allocation performed under US GAAP was NT$387,901 thousand less than the carrying value of Unipac’s inventories under ROC GAAP.  These inventories were fully sold as of December 31, 2002.

The remaining purchase price of NT$11,599,692 thousand was allocated to goodwill.  Pursuant to U.S. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, goodwill arising from purchase business combinations are not amortized but are tested for impairment.

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

(2)	Merger with QDI

AUO completed the merger with QDI on October 1, 2006.  Under ROC GAAP, the merger was accounted for in accordance with ROC SFAS No. 25 using the purchase method of accounting.  Under US GAAP, the merger was accounting for in accordance with SFAS No. 141, “Business Combination”, using the purchase method of accounting.  Accordingly, there are no material differences identified for the accounting of the merger with QDI.  See note 24 for further details.

Goodwill of NT$14,288 million represented the excess of the purchase price over the fair value of the underlying net tangible and intangible assets, which, based on management assessment, is primarily attributable to the opportunity to strengthen competitiveness through expanding production capacity and lowering material costs that can provide greater long-term growth. Management believes that the combined company will be better positioned to face increasing competition from other key TFT-LCD manufacturers.

The following unaudited pro forma financial information summarizes the combined results of operations of AUO and QDI on a US GAAP basis as though the business combination had taken place on January 1, 2005.  This unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the merger been effected on January 1, 2005.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands, except for per share data)

Net sales	279,060,413	344,804,286	10,580,064
Net loss	(2,788,085)	(13,190,084)	(404,728)
Loss per share—basic	(0.48)	(2.05)	(0.06)

For US GAAP purposes, SFAS No. 142 classifies intangible assets into three categories, namely (1) intangible assets with a finite useful life subject to amortization; (2) intangible assets with an indefinite life not subject to amortization; and (3) goodwill.  For intangible assets with a finite life, test for impairment is performed if conditions exist indicating that the carrying value may not be recoverable.  The Company has no intangible assets with indefinite lives.

The Company performs test of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired.  The Company has determined that it is a single reporting unit for purposes of testing goodwill for impairment.  Accordingly, the Company compares the carrying amount of its total stockholders’ equity (as determined on a US GAAP basis) to its market value (based on the quoted value of its common stock) on the impairment evaluation date to determine if goodwill is potentially impaired.  Based on these assessments, the Company concluded that goodwill as of December 31, 2005 and 2006 was not impaired.

The Company’s product and process technology intangible assets are amortized over their respective useful lives.  The Company reviews such product and process technology assets with finite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable.  Such conditions may include an economic downturn in a geographic region, or a change in the assessment of future operations.

(b)	Compensation

(1)	Remuneration to directors and supervisors

According to AUO’s articles of incorporation, a remuneration amount up to 1% of annual distributable earnings may be paid to its directors and supervisors.  Under ROC GAAP, such payments are charged directly to retained earnings in the period stockholders approve such payment and presented under financing activities in the consolidated statement of cash flows.  Under US GAAP, such cash payments are recorded as compensation expense in the period when the related services are rendered based on management’s best estimate of the amounts to be paid upon stockholders’ approval and presented under operating activities in the consolidated statement of cash flows.

(2)	Employee bonuses

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Under US GAAP, employee bonuses are charged to income in the year services are provided.  The total amount of these bonuses is initially accrued based on the minimum cash value to be paid, with an adjustment in the subsequent year after shareholders’ approval.  Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized at the grant date.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.”  SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”).  The rollover approach quantifies misstatements based on the amount of the error originating in the current year statement of income whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin.  Financial statements would require adjustment when either approach results in quantifying a misstatement that is material.  SAB 108 provides a transition accommodation to permit the correction of previously immaterial errors determined under the Company’s previous method of quantifying unadjusted misstatements but determined to be material under the dual approach. The Company adopted SAB 108 effective January 1, 2006.

On September 19, 2006, the SEC staff published its views on accounting issues related to Accounting Principles Board Opinions No. (“APB”) 25 resulting from past stock option grant practices in a letter to Financial Executives International and the American Institute of Certified Public Accountants.  The topics addressed in the letter primarily relate to questions about whether a company’s determination of the measurement date of past stock option awards was appropriate.  The Company has undertaken a review of its past stock bonus granting practices and identified certain misstatements in its employee bonus expense for US GAAP purposes for the years 2001 through 2005 relating to the portion of employee bonuses settled through issuance of the Company’s common stock.  Specifically, the Company had inappropriately computed the stock-based compensation expense using the date of stockholders’ approval as the measurement date before the number of shares that each individual employee is entitled to receive was known.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to the adoption of SAB 108, the Company quantified unadjusted misstatements under the rollover approach, under which the unadjusted misstatements relating to the employee stock bonus expense were deemed immaterial.  Upon initial adoption of SAB 108 for the year 2006, the Company quantified the misstatement of employee stock bonus expense under the dual approach and assessed that the unadjusted misstatements would be material.  As such, the Company recorded a cumulative effect adjustment as of January 1, 2006 for the unadjusted misstatements. The impact to the Company’s beginning retained earnings  for 2006 for US GAAP purposes was an increase of NT$767,694 thousand, with a corresponding decrease in capital surplus to correct the misstatements.

(3)	Transfer of treasury stock to employees

Based on board of directors resolution on December 16, 2002, the Company purchased its own shares on the Taiwan Stock Exchange for use as employee bonus shares in future periods.  During 2002 and 2003, the Company purchased treasury stock amounting to 12,000 thousand shares at a total cost of NT$250,981 thousand.  None of the treasury stock had been disposed of or transferred to employees as of December 31, 2004.  Upon approval by the Financial Supervisory Commission of the ROC (FSC) on August 16, 2005, the Company transferred to its employees all of the treasury stock at a price below the carrying value of the treasury stocks.  The plan prescribed a service condition of one year.  Accordingly, 50% of the shares was deemed vested upon grant date and the remaining 50% nonvested until the fulfillment of service requisite period.

Under ROC GAAP, the Company adopted SFAS No. 30, “Accounting for Treasury Stock”, and accounts for the transaction as a disposal of treasury stocks.  The difference between the selling price and carrying value of treasury stocks is offset against capital surplus.

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation” and evaluated the arrangement as an employee stock purchase plan (ESPP) that grants rights to purchase shares at the stated price and has no option feature.  Compensation cost is measured as the excess of the quoted market price over the exercise price at the date of grant taking into account of expected forfeiture rate. Pursuant to the terms in the transfer agreement, the Company recognized compensation cost of NT$215,580 thousand immediately to current operations on the grant date and accrued NT$215,580 thousand as deferred compensation cost, NT$67,922 thousand and NT$147,658 thousand of which was charged to current operations for the year ended December 31, 2005 and 2006, respectively.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), “Share-based Payment.”  The adoption of SFAS No. 123R did not have a material impact on the accounting for above transactions.

(c)	Equity method investments

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When the Company has the ability to exercise significant influence over the operating and financial policies of investees (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.  The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on investee’s books. Any unallocated difference is treated as investor level goodwill.  Under US GAAP, such amount is not amortized.  Prior to January 1, 2006, under ROC GAAP the amount of unallocated difference is amortized over five years. Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor level goodwill is also no longer amortized and the entire carrying value of the equity method investment is subject to assessment for impairment.

If an investee company issues new shares and the shareholders do not acquire new shares in proportion to their original ownership percentage, the investor’s equity in the investee’s net assets will be changed.  Under ROC GAAP, the change in the equity interest shall be used to adjust the capital surplus and the long-term investments accounts. If a company’s capital surplus is not sufficient to offset the adjustment to long-term investment, the difference is charged to retained earnings. Under US GAAP, subsequent investments are treated as a step acquisition and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired. When the company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in investee’s equity is recognized directly to equity as a capital transaction in accordance with SAB 51, “Accounting for Sales of Stock by a Subsidiary.”  This policy has been consistently applied.

Under US GAAP, the Company recognizes the income (loss) of investees on a current year basis in accordance with the APB 18.  Prior to January 1, 2005, as permitted under ROC GAAP, the Company recognized its equity income (loss) of investees in the following year on a one-year lag basis if the Company was unable to obtain audited financial statements of the investee in time.  Commencing January 1, 2005, as required by the amended ROC SFAS No. 5, the Company also recognizes the income (loss) of all investees on a current year basis.

In March 2003, the Company purchased a 20% equity ownership in FDTC resulting in recognition of investor level goodwill of NT$240,179 thousand.  In August 2004, the Company disposed of 10% ownership in FDTC and ceased having the ability to exercise significant influence over FDTC.  As a result starting from September 2004, the investment in FDTC is accounted for using the cost method.  In May 2005, the Company sold the remaining 10% ownership in FDTC at a gain of NT$73,009 thousand.

In November 2003, the Company purchased a 12.31% ownership in Cando and accounted for its investment under the equity method of accounting.  The Company recognized investor level goodwill of NT$22,769 thousand. In February and May 2004, the Company made additional investments in Cando.  Under ROC GAAP, the Company charged NT$153,569 thousand to retained earnings in 2004.  Under US GAAP, the subsequent investments are treated as a step acquisition for which the Company recognized investor level goodwill of NT$230,616 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2004, the Company purchased a 5.47% ownership in BenQ and accounted for its investment under the equity method of accounting.  The Company recognized investor level goodwill of NT$1,120,275 thousand.  In 2005, the Company’s equity interest in BenQ was diluted as a result of non-participation in investee’s capital increase and other changes in BenQ’s equity during the year. Under ROC GAAP, the Company recognized NT$164,910 thousand to increase capital surplus and charged NT$86,500 to retained earnings. Under US GAAP, the Company recorded NT$78,410 thousand as an adjustment to capital surplus.

On October 1, 2005, BenQ acquired Siemens’ mobile phone business and recognized negative goodwill of NT$5,727,307 thousand under ROC GAAP.  Negative goodwill is amortized under ROC GAAP.  Under US GAAP, negative goodwill is recognized as an extraordinary gain in the consolidated statement of income.  As required by APB 18, for US GAAP purposes, the Company recognized its proportionate share of the extraordinary gain of NT$308,702 in 2005.

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

Under US GAAP, marketable securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  Prior to January 1, 2006, under ROC GAAP, marketable securities were carried at the lower of aggregate cost or market value. The fair value was determined by the average price for one month before the balance sheet date.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement.”  Upon the adoption of ROC SFAS No. 34, the Company’s accounting for marketable securities under ROC GAAP and US GAAP is the same.

Under both SFAS No. 115 and ROC SFAS No. 34, marketable securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. The fair value is determined as of the balance sheet date.  Marketable securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Marketable securities not classified as trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income.  However, when the investment is deemed to be other than temporarily impaired, it is written down to fair value at the end of the period of assessment through a charge to earnings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company had no trading or held-to-maturity securities as of December 31, 2005 and 2006.  In 2004, for US GAAP purposes, one of the Company’s available-for-sale securities was in a continuous loss position for more than twelve months.  The Company determined that the impairment was other than temporary, and as a result, unrealized loss of NT$922,901 thousand was written off to current operations in the Company’s US GAAP consolidated statement of income for the year ended December 31, 2004.

(e)	Land cost

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

(f)	Convertible bonds

Under ROC GAAP and prior to January 1, 2006, when convertible bonds were issued, the entire instrument was recorded as a liability at an amount equal to the proceeds received.  Any discount or premium to the par value of the convertible bond was amortized and reflected in the statement of income using the effective interest rate method.  If the convertible bonds contained a redemption premium above its par value amount, the excess was amortized using the effective interest rate method over the redemption period as a charge to interest expense.  Upon conversion, the carrying value of the bond was credited to common stock at its par value and the difference between the carrying value of the bond was credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock was recorded to capital reserve.  No gain or loss was recognized.  Effective from January 1, 2006, ROC SFAS No. 34 and ROC SFAS No. 36 require derivatives embedded in hybrid instruments, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.

AUO assumed the convertible bonds from QDI in connection with the merger on October 1, 2006.  In accordance with the transition rule under ROC SFAS No. 36, for convertible bonds assumed in a business combination that do not involve a major modification, as defined, the debt instruments would not be subject to the requirements of ROC SFAS No. 36, provided that the convertible bonds were initially issued before January 1, 2006.  Accordingly, the equity component of the convertible bonds assumed from the QDI merger has not been bifurcated from the debt host and the entire amount of each of the assumed convertible bonds is recorded as a liability at fair value as of the acquisition date.  The difference between fair value and

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

redemption value on the date of acquisition is treated as a discount or premium, which will be amortized and reflected in the statement of income using the effective interest rate method over the redemption period.  If and when the bond is converted, an amount is credited to common stock based on the par value of the common stock issued, with the difference between the carrying value of the bond and the par value of stock recorded as an adjustment to capital reserve.

Under US GAAP, AUO considered whether the convertible bonds contain embedded derivative instruments that should be separated from the host contract and accounted for as a derivative instrument pursuant to the guidance provided in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and related interpretations.

Based on its assessment, the Company concluded that the conversion features of the two overseas convertible bonds assumed from QDI at October 1, 2006 qualify as embedded derivative instruments under SFAS No. 133 since these bonds are denominated in a currency that is different from the Company’s functional currency and therefore require bifurcation from the debt host.  Accordingly, the Company recorded derivative instrument liabilities of NT$2,248,999 and NT$1,803,701 as of October 1, 2006 and December 31, 2006, respectively, based on the fair value of the conversion options embedded in the assumed overseas convertible bonds.  The Company further concluded that the put and call options embedded in the convertible bonds do not meet the definition of an embedded derivative instrument under SFAS No. 133 since they are considered to be clearly and closely related to the debt host.  As a result, under US GAAP, the overseas convertible bonds assumed from QDI have been recorded at their fair value as of the acquisition date without regard to the embedded conversion options.  The recorded carrying amounts will then be accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

(g)	Shareholders stock dividends paid

Under ROC GAAP, shareholders stock dividends paid are recorded at par value, with a charge to retained earnings.  Under US GAAP, generally if the ratio of distribution is less than 25 % of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The effect of stock dividends issued in 2005 and 2006 decreased retained earnings and increased capital surplus by NT$18,918,606 thousand and NT$5,439,900 thousand, respectively.

(h)	Pension benefits

Prior to January 1, 1998, the pension expense recorded by the Company in connection with its defined benefit pension plan was based on contributions made by the Company to the pension plan as required by the Republic of China Labor Standards Law (the “old system”).  Effective from January 1, 1998, the Company adopted ROC SFAS No. 18, “Accounting for Pensions”, which is not materially different from SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, with the exception of the accounting upon adoption.  Subsequent to January 1, 1998, net pension expense was recognized on an actuarially determined basis.  Under

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

US GAAP, the Company accounts for its defined benefit pension plan in accordance with SFAS No. 87.  Accumulated pension obligation and pension expense are determined on an actuarial basis from the date the pension plan was started in 1996.  Therefore, pension obligation and related expense are different between ROC GAAP and US GAAP because of unrecognized prior service cost.

In 2003, the Company adopted SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.  SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans.

Effective December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  SFAS No. 158 requires the funded status of a defined benefit plan to be recognized on the balance sheet and the recognition of changes in funded status in the year in which the changes occur through comprehensive income.  SFAS No. 132 and SFAS No. 158 did not change the measurement or recognition of net periodic pension expense.  The adoption of SFAS No. 158 had no effect on the statements of income for the periods presented.

Beginning July 1, 2005, pursuant to the effective ROC Labor Pension Act (the “new system”), employees who elected to participate in the new system or joined the Company after July 1, 2005 are subject to a defined contribution plan under the new system.  There is no material difference between ROC GAAP and US GAAP on the accounting of defined contribution pension plan.

Substantially all participants in the defined benefit plan elected to participate in the defined contribution plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan were not impacted by their election to change in plans and their seniority remains regulated by the ROC Labor Standards Law, such as the retirement criteria and the amount payable. The Company is required to make contribution to the Defined Benefit Plan until it is fully funded.

(i)	Depreciation of property, plant and equipment

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years in accordance with the relevant ROC Internal Revenue Code.  Under US GAAP, buildings are depreciated over their estimated useful lives, which are considered to be 20 years.

(j)	Derivative financial instruments and hedging activities

For interest rate swaps contracts, the Company generally makes specified payments based on fixed interest rate and notional principal amounts and receives amounts based on variable rate of interest and notional principal.  Under ROC GAAP and prior to January 1, 2006, net amounts received or paid under the contracts were reported as adjustments to interest expense on long-term debt.  The Company’s forward contract receivables and payables were recorded at the spot rate at the date of inception.  Discount or premium was amortized on a straight-line basis over

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the life of the contract.  Realized and unrealized gains or losses on forward contracts resulting from actual settlement or balance sheet date translation were charged or credited to current operations.  Effective from January 1, 2006, the Company adopted ROC SFAS No. 34 and applied hedge accounting for derivatives effective as a hedge.  The requirements on hedge accounting under ROC SFAS No. 34 are not materially different from that required by SFAS No. 133.

Under US GAAP and prior to January 1, 2006, the Company did not adopt any hedge accounting for its derivative transactions.  Accordingly, all derivative contracts were recognized as either assets or liabilities and subject to re-measurement at fair value at each balance sheet date.  Changes in fair values of derivative instruments were recognized in earnings for US GAAP purposes.  Effective January 1, 2006, in connection with the adoption of ROC SFAS No. 34, the Company also designates certain derivative contracts (mainly interest rate swap contracts) as cash flow hedges for US GAAP purposes with changes in fair value of the hedging instruments recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.  Upon the adoption of ROC SFAS No. 34, there is no material difference between the accounting under ROC GAAP and US GAAP for derivative financial instruments executed on or after January 1, 2006.

(k)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for earned but unused vacation at the end of each year.  Under US GAAP, earned but unused vacation that can be carried over to subsequent periods is accrued for at each balance sheet date.

(l)	Research and development expense

For ROC GAAP, the amortization of the payment of the capitalized technology fixed license and patent fees for product and process technology is included in research and development expense.  For US GAAP, this amortization expense is included in cost of goods sold.

(m)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year.  Under ROC GAAP, fixed escalation of rental payment is recognized as it becomes payable.  Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Income tax

The statutory income tax rate in the Republic of China is 25%.  Under a revised tax rule effective on January 1, 1998, an additional 10% corporation income tax is assessed but only to the extent that taxable income is not distributed before the end of the subsequent year. The additional income tax, or the undistributed earnings surtax, is determined in the subsequent year when the distribution plan relating to earnings attributable to the preceding year is resolved and approved by the Company’s stockholders. The actual payment of the undistributed earnings surtax will then become due and payable in the year following the finalization of the distribution plan.

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based is distributed in future years, in which case the shareholders, but not the Company, can claim an income tax credit.

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders resolve and approve the amount of the earnings distribution. For US GAAP purposes, the Company recognizes income tax expense based on the tax rate assuming all earnings are undistributed. Any tax benefits resulting from actual earnings distribution are recognized as a reduction of income tax expense in the period when the distribution plan is resolved and approved.  Accordingly, under US GAAP and prior to 2006, the tax rate used by the Company to measure its income tax expense, including the tax effects of temporary differences, was 32.5%, which reflects the 25% statutory income tax rate on distributed earnings and the additional tax on undistributed earnings at a rate of 7.5% on a tax-effected basis.

In May 2006, the ROC Income Tax Act was revised to amend the definition of “undistributed retained earnings” such that the undistributed earnings surtax will be computed as 10% of income after tax as determined in accordance with the Commercial Accounting Act, which is based on ROC GAAP. The revised definition of “undistributed retained earnings” is applied retroactively commencing from the determination of the undistributed earnings surtax for 2005.  Under ROC GAAP, despite the change in the calculation of the undistributed earnings surtax, the additional tax expense will continue to be recognized in the period when the amount of earnings distribution is resolved and approved by the stockholders.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under US GAAP, since the new tax law requires the calculation of the undistributed earnings surtax be based solely on the Company’s ROC GAAP income, any tax expense associated with the undistributed earnings surtax recorded under ROC GAAP will effectively reduce the computed amount of the undistributed earnings surtax pertaining to the period such tax expense is recorded for ROC GAAP purposes.  As a result, the tax rate used by the Company to measure income tax expense under US GAAP changed from 32.5% to 31.8% beginning in 2006.  In addition, since the undistributed earnings surtax would be based on the Company’s ROC GAAP income, temporary differences arising from any differences between the tax base and ROC GAAP base of the Company’s assets and liabilities would no longer have an impact on the computation of the amount of the undistributed earnings surtax.  Because the reversal of such temporary differences will not result in future taxable or deductible amounts for purposes of the calculation of the undistributed earning surtax, the deferred tax assets and liabilities relating to such temporary differences are recognized at the distributed income tax rate of 25%, rather than at the undistributed tax rate of 32.5% prior to the tax law change.  For temporary differences that arise from the differences between US GAAP and ROC GAAP, the resulting deferred tax assets and liabilities will be recognized at the revised undistributed tax rate of 31.8%.

(o)	Earnings per share

Under ROC GAAP, basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year.  Diluted earnings per share is computed by taking basic earnings per share into consideration, plus additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted average outstanding shares are adjusted retroactively for stock dividends, including transfers from retained earnings and capital surprise to common stock, and employee stock bonus issued.  Under US GAAP, the calculation of basic and diluted EPS is not materially different from that under ROC GAAP, except that EPS is not restated for employee stock bonus adjusted.

(p)	Reclassification

The Company reclassified certain of its accounts in the consolidated condensed balance sheet as of December 31, 2005 to conform to the current year presentation.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.”  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective in fiscal years beginning after December 15, 2006.  The Company is currently evaluating the impact of FIN 48 on the Company’s financial positions and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company is currently evaluating the impact of SFAS No. 157 on the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity.  SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.  This requirement becomes effective for fiscal years ending after December 15, 2006.  Upon the adoption of SFAS No. 158, the Company recognized an increase in accrued pension liabilities of NT$234,510 thousand as of December 31, 2006 and the corresponding decrease of NT$234,510 thousand in accumulated other comprehensive income.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)

Net income attributable to equity holders of the parent company, ROC GAAP	27,962,852	15,626,991	9,103,472	279,333
US GAAP adjustments:
(a) Purchase method of accounting for acquisition of Unipac
- Amortization of intangible assets	(1,049,496)	(1,049,496)	(1,049,496)	(32,203)
- Amortization of premium on bonds payable	12,364	-	-	-
- Depreciation	209,138	118,490	(70,961)	(2,177)
(b) Compensation
- Remuneration to directors and supervisors	(37,447)	(21,096)	(24,000)	(736)
- Employee bonuses
- Provision	(1,622,709)	(1,265,786)	(737,381)	(22,626)
- Adjustment to fair value	(5,593,883)	(4,137,909)	(3,265,096)	(100,187)
- Compensation cost arising from ESPP	-	(283,502)	(147,658)	(4,531)
(c) Investment gain (loss) on foreign subsidiaries and long-term equity investments	209,694	139,516	(334,340)	(10,259)
(c) Equity portion investee extraordinary gain	-	308,702	-	-
(d) Investment loss on marketable securities	(922,901)	-	-	-
(f) Accretion of interest expense on convertible bonds	-	-	(1,223,176)	(37,532)
(h) Pension expense	3,058	1,057	1,108	34
(i) Depreciation of property, plant and equipment	(359,310)	(756,783)	(1,147,039)	(35,196)
(j) Derivative financial instruments recorded at fair value	(249,585)	(45,051)	144,730	4,441
(k) Compensated absences expense	(49,232)	40,952	(88,171)	(2,706)
(m) Escalation adjustment of rent expense	2,080	2,129	2,130	65
Tax effect of change in tax law	-	-	9,086	279
Deferred tax effect of US GAAP adjustments	416,978	556,036	1,089,033	33,416
(n) Valuation allowance for deferred tax assets	(819,053)	(556,036)	(1,089,033)	(33,416)
Net income, US GAAP	18,112,548	8,678,214	1,173,208	35,999

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)

Earnings per share—Basic:
Income before extraordinary item	3.39	1.46	0.18	0.01
Extraordinary item	-	0.05	-	-
Net income	3.39	1.51	0.18	0.01

Earnings per share—Diluted:
Income before extraordinary item	3.39	1.46	0.18	0.01
Extraordinary item	-	0.05	-	-
Net income	3.39	1.51	0.18	0.01

Basic—Weighted-average number of shares outstanding (in thousands)	5,350,187	5,762,865	6,426,872
Diluted—Weighted-average number of shares outstanding (in thousands)	5,350,187	5,762,865	6,426,928

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Reconciliation of consolidated stockholders’ equity

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Total stockholders’ equity, ROC GAAP	155,702,187	230,734,304	7,079,912
(a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	335,892
- Intangible assets, net of amortization	3,148,486	2,098,990	64,406
- Other assets	602,789	531,829	16,319
(b) Compensation
- Remuneration to directors and supervisors	(21,096)	(24,000)	(736)
- Employee bonuses accrual	(1,265,786)	(737,381)	(22,626)
- Deferred expense arising from ESPP	147,658	-	-
(c) Foreign subsidiaries and long-term equity investments	554,448	258,742	7,939
(c) Cumulative translation adjustment	12,719	12,719	390
(d) Marketable securities	(544,867)	(519,920)	(15,954)
(e) Land cost	(86,278)	(86,278)	(2,647)
(f) Convertible bonds	-	(1,223,176)	(37,532)
(h) Defined benefit plan
- Accrued pension cost	(28,630)	(27,522)	(845)
- Adoption of SFAS No. 158	-	(234,510)	(7,196)
(i) Accumulated depreciation of property, plant and equipment	(1,729,190)	(2,869,001)	(88,033)
(j) Derivative financial instruments recorded at fair value	(353,836)	-	-
(k) Compensated absences accrual	(142,991)	(231,162)	(7,093)
(m) Accrued rental expense	(23,451)	(21,321)	(654)
(n) Tax effect of US GAAP adjustments	-	9,086	279
Total stockholders’ equity, US GAAP	166,918,894	238,618,131	7,321,821

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	US GAAP consolidated condensed financial statements

Consolidated Condensed Balance Sheets
December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006
	NT$	NT$	US$
Assets
Current assets	93,469,821	150,826,764	4,628,008
Long-term investments	5,887,920	12,639,537	387,834
Property, plant and equipment, net	220,973,967	380,859,841	11,686,402
Goodwill and intangible assets	16,578,548	33,188,496	1,018,364
Other assets	5,899,022	10,884,969	333,998
Total Assets	342,809,278	588,399,607	18,054,606

Liabilities and Stockholders’ Equity
Current liabilities	91,287,977	169,515,030	5,201,443
Long-term liabilities	84,485,102	179,924,432	5,520,848
Minority interest	117,305	342,014	10,494
Stockholders’ equity	166,918,894	238,618,131	7,321,821
Total Liabilities and Stockholders’ Equity	342,809,278	588,399,607	18,054,606

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Condensed Statements of Income
Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2004	2005	2006
	NT$	NT$	NT$	US$

Net sales	168,111,569	217,388,388	293,106,770	8,993,764
Cost of goods sold	135,255,952	195,261,896	269,734,794	8,276,612
Gross profit	32,855,617	22,126,492	23,371,976	717,152
Operating expenses	12,686,795	12,642,678	15,819,338	485,405
Income from operations	20,168,822	9,483,814	7,552,638	231,747
Non-operating income (expenses), net	(1,592,854)	(646,725)	(5,330,269)	(163,555)
Income before income tax, minority interest and extraordinary item	18,575,968	8,837,089	2,222,369	68,192
Income tax expense	(463,420)	(473,429)	(1,059,238)	(32,502)
Income before minority interest and extraordinary item	18,112,548	8,363,660	1,163,131	35,690
Minority interest in loss	-	(5,852)	(10,077)	(309)
Income before extraordinary item	18,112,548	8,369,512	1,173,208	35,999
Extraordinary item—equity in extraordinary gain of equity method investee	-	308,702	-	-
Net income	18,112,548	8,678,214	1,173,208	35,999

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Condensed Statements of Comprehensive Income
Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2004	2005	2006
	NT$	NT$	NT$	US$

Net income	18,112,548	8,678,214	1,173,208	35,999
Other comprehensive income (loss) before tax:
Unrealized holding gains (loss) on securities available-for-sale	578,620	(208,705)	292,017	8,960
Foreign currency cumulative translation adjustment	(291,708)	372,700	327,996	10,064
Reclassification adjustments for securities sold	(3,625)	-	-	-
Amortization of fair value adjustment for interest rate swap	4,166	-	-	-
Derivative and hedging activities—interest rate swap	-	-	(104,907)	(3,219)
Other comprehensive income before income taxes	287,453	163,995	515,106	15,805
Income tax expense (benefit)	(65,917)	86,626	-	-
Other comprehensive income	353,370	77,369	515,106	15,805
Comprehensive income	18,465,918	8,755,583	1,688,314	51,804

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Condensed Statements of Stockholders' Equity
Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficits)	Accumulated other comprehensive income (loss)	Treasury stock	Total

Balance at December 31, 2003	43,522,372	55,306,778	8,905,924	(505,214)	(250,981)	106,978,879
Cash dividends	-	-	(5,208,285)	-	-	(5,208,285)
Issuance of shareholders stock dividends	2,170,119	13,671,747	(15,841,866)	-	-	-
Issuance of employee stock bonus	887,918	5,593,883	-	-	-	6,481,801
Issuance of common stock for cash	3,000,000	12,967,194	-	-	-	15,967,194
Net income	-	-	18,112,548	-	-	18,112,548
Other comprehensive income, net of tax	-	-	-	353,370	-	353,370
Others	-	109	-	-	-	109
Balance at December 31, 2004	49,580,409	87,539,711	5,968,321	(151,844)	(250,981)	142,685,616
Cash dividends	-	-	(5,935,249)	-	-	(5,935,249)
Issuance of shareholders stock dividends	4,451,437	18,918,606	(23,370,043)	-	-	-
Issuance of employee stock bonus	973,625	4,137,909	-	-	-	5,111,534
Cash employees’ profit sharing	3,300,000	12,294,150	-	-	-	15,594,150
Issuance of treasury stock to employees	-	431,160	(73,076)	-	250,981	609,065
Net income	-	-	8,678,214	-	-	8,678,214
Other comprehensive income	-	-	-	77,369	-	77,369
Others	-	98,195	-	-	-	98,195
Balance at December 31, 2005	58,305,471	123,419,731	(14,731,833)	(74,475)	-	166,918,894
Cumulative effect adjustment for adoption of SAB 108	-	(767,694)	767,694	-	-	-
Balance at January 1, 2006, as adjusted	58,305,471	122,652,037	(13,964,139)	(74,475)	-	166,918,894
Cash dividends	-	-	(1,749,164)	-	-	(1,749,164)
Issuance of shareholders stock dividends	1,749,164	5,439,900	(7,189,064)	-	-	-
Issuance of employee stock bonus	886,051	3,265,095	-	-	-	4,151,146
Issuance of new shares for merger	14,791,100	52,957,471	-	-	-	67,748,571
Employee stock options assumed from merger with QDI	-	73,383	-	-	-	73,383
Net income	-	-	1,173,208	-	-	1,173,208
Other comprehensive income	-	-	-	515,106	-	515,106
Adoption of SFAS No. 158	-	-	-	(234,510)	-	(234,510)
Others	2,242	19,255	-	-	-	21,497
Balance at December 31, 2006	75,734,028	184,407,141	(21,729,159)	206,121	-	238,618,131
Balance at December 31, 2006 (in US$)	2,323,843	5,658,396	(666,743)	6,325	-	7,321,821
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consolidated Condensed Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2004	2005	2006
	NT$	NT$	NT$	US$

Net cash provided by (used in):
Operating activities	48,943,756	46,951,914	67,955,306	2,085,158
Investing activities	(88,000,970)	(81,428,055)	(83,130,667)	(2,550,802)
Financing activities	38,066,233	43,783,879	32,951,652	1,011,096
Effect of exchange rate change on cash	(173,438)	157,864	(114,291)	(3,507)
Net change in cash and cash equivalents	(1,164,419)	9,465,602	17,662,000	541,945
Cash and cash equivalents at beginning of year	17,962,082	16,797,663	26,263,265	805,869
Cash and cash equivalents at end of year	16,797,663	26,263,265	43,925,265	1,347,814

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Additional US GAAP disclosure

(1)	Securities available-for-sale

The Company holds marketable equity securities that are classified as available-for-sale securities.  Information on available-for-sale securities held at each balance sheet date is as follows:

			Total unrealized	Total unrealized
	Cost	Fair value	gains	losses
	NT$	NT$	NT$	NT$
		(in thousands)
Current assets:
As of December 31, 2005	1,618,209	1,551,696	46,532	(113,045)
As of December 31, 2006	1,623,291	1,849,032	225,741	-
Long-term investments:
As of December 31, 2005	10,000	19,861	9,861	-
As of December 31, 2006	71,596	177,175	105,579	-

Prior to the adoption of ROC SFAS No. 34, fair value was determined by the average price for one month before the balance sheet date.  Commencing January 1, 2006, fair value is determined by the price on the balance sheet date for both ROC GAAP and US GAAP.  The noncurrent portion of securities available-for-sale was included in other long-term investments in the accompanying consolidated balance sheets.

Information on sales of available-for-sale equity securities for the years ended December 31, 2004, 2005 and 2006 are as follows.  The costs of the securities sold were determined on a weighted average basis.

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2004	4,057,400	5,131	-
For the year ended December 31, 2005	1,000,000	-	-
For the year ended December 31, 2006	-	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Allowance for doubtful accounts, and sales returns and discounts

An analysis of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales returns and discounts:
Balance at beginning of year	126,841	788,812	505,508	15,511
Allowance assumed from merger with QDI	-	-	248,056	7,611
Provision charged to current operations	705,549	338,944	2,601,072	79,812
Write-offs	(43,578)	(622,248)	(2,047,087)	(62,813)
Balance at end of year	788,812	505,508	1,307,549	40,121

Of the provision charged to operations, NT$9,221 thousand, NT$0, and NT$0 was charged to general and administrative expenses during the years ended December 31, 2004, 2005, and 2006, respectively.

(3)	Pension Related Benefits

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net period benefit cost for the Company’s defined benefit pension plan amounted to NT$136,123 thousand, NT$76,136 thousand and NT$15,384 (US$472) thousand for the year ended December 31, 2004, 2005 and 2006, respectively.

The Company uses a measurement date of December 31 for its plan.

(i)	Obligation and funded status

The following table sets forth the change in benefit obligations for our pension plan:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	486,441	565,492	17,352
Service cost	69,596	8,100	248
Interest cost	17,835	20,508	629
Merger of QDI’s plan	-	127,189	3,903
Actuarial loss (gain)	(8,380)	240,357	7,375
Projected benefit obligation at end of year	565,492	961,646	29,507

The accumulated benefit obligation for our pension plan was NT$307,153 thousand and NT$437,869 thousand at December 31, 2005 and 2006, respectively.

The following table sets forth the change in the fair value of plan assets for our pension plan:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	299,030	398,478	12,227
Actual return on plan assets	2,955	7,531	231
Merger of QDI’s plan	-	281,016	8,623
Actual contribution	96,493	104,281	3,200
Fair value of plan assets at end of year	398,478	791,306	24,281

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Plan assets only contain a Pension Fund (the “Fund”) denominated solely in cash, as mandated by the ROC Labor Standards Law.  The Company contributes an amount equal to 2% of salaries paid every month to the Fund as required by the law.  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China.  Additional contributions may be required in the future in order to provide for unfunded obligations.

The pension amounts recognized in the Company’s consolidated balance sheets were as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(167,014)	(170,340)	(5,227)
Unrecognized transition obligation	5,946	-	-
Unrecognized loss (gain)	(38,577)	-	-
Accrued liability	(199,645)	(170,340)	(5,227)

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Accrued liability at beginning of year	(220,002)	(199,645)	(6,126)
Net periodic pension cost	(76,136)	(15,384)	(472)
Actual contribution	96,493	104,281	3,200
Merger of QDI’s plan	-	153,827	4,720
Adoption of SFAS No. 158(1)	-	(213,419)	(6,549)
Accrued liability at end of year	(199,645)	(170,340)	(5,227)

(ii)	The amount included effect of adoption of SFAS No. 158 for AUO and consolidated subsidiaries, but excluded that of equity-method investees.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Components of net periodic benefit cost

Net periodic benefit cost for our defined benefit pension plan consists of the following:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Service cost	127,467	69,596	8,100	249
Interest cost	15,213	17,835	20,508	629
Expected return on plan assets	(7,571)	(11,322)	(15,208)	(467)
Amortization of net transition cost	472	472	472	15
Recognized net actuarial loss (gain)	542	(445)	1,512	46
Net periodic benefit cost	136,123	76,136	15,384	472

(iv)	Assumptions

The weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2004	2005	2006

Discount rate	3.50%	3.50%	2.75%-3.50%
Rate of increase in compensation levels	3.50%	3.50%	3.50%

The weighted-average assumptions used in computing net periodic benefit cost are as follows:

	For the year ended December 31,
	2004	2005	2006

Discount rate	3.50%	3.50%	2.75%-3.50%
Rate of increase in compensation levels	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets	3.50%	3.50%	2.75%-3.50%

According to applicable regulations in the ROC, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits.  The return on plan assets has exceeded the minimum amount for all periods presented.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	Contributions

The Company contributed NT$104,281 thousand to the pension plan in 2006, and anticipates contributing up to an additional NT$90,000 thousand to this plan in 2007.

(vi)	Expected benefit payment

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Year	Retirement benefit payment
NT$ (in thousands)

2007	419
2008	2,543
2009	774
2010	2,869
2011	36,019
2012-2016	111,199

(4)	Income taxes

(i)	The components of provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	355,761	1,521,732	1,218,824	37,399
Deferred income tax expense (benefit)	107,659	(1,048,303)	(159,586)	(4,897)
Income tax expense	463,420	473,429	1,059,238	32,502

Substantially all of the income before income tax and income tax expense is from domestic sources.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The income tax expense (benefit) as reported under US GAAP for 2004, 2005 and 2006, respectively, are summarized as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	6,037,190	2,974,284	555,592	17,048
Increase of investment tax credits, net of expired portion	(7,144,655)	(5,051,650)	(4,359,577)	(133,770)
Increase in valuation allowance	840,313	1,462,798	3,681,893	112,976
Tax exemption	(1,851,314)	(623,963)	(838,410)	(25,726)
Employee stock bonus	2,345,392	1,756,201	1,000,619	30,703
Impairment loss on available-for-sale securities	299,943	-	-	-
Tax on undistributed retained earnings	-	-	910,347	27,933
Non-deductible expense and others	(63,449)	(44,241)	108,774	3,338
Income tax expense	463,420	473,429	1,059,238	32,502

(ii)	The components of deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	384,799	937,925	28,780
Unrealized loss and expenses	357,874	328,493	10,080
Other current liabilities	1,195,358	465,792	14,292
Investment tax credits	11,180,324	24,139,172	740,693
Net operating loss carryforwards	15,072	-	-
Convertible bonds	-	388,971	11,935
Property, plant & equipment	-	588,461	18,056
Other	256,699	313,838	9,630
Gross deferred tax assets	13,390,126	27,162,652	833,466
Valuation allowance	(7,742,750)	(20,813,826)	(638,657)
Net deferred tax assets	5,647,376	6,348,826	194,809

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Deferred tax liabilities:
Property, plant & equipment	(483,027)	-	-
Intangible assets resulting from combination with Unipac	(1,023,258)	(667,479)	(20,481)
Long-term investment—equity method	(127,465)	(265,088)	(8,134)
Others	(81,583)	(313,233)	(9,611)
Total deferred tax liabilities	(1,715,333)	(1,245,800)	(38,226)
Net deferred tax assets	3,932,043	5,103,026	156,583

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net operating losses and investment tax credits, net of the existing valuation allowance at December 31, 2006.  The estimate of future taxable income required to realize net deferred tax assets at December 31, 2006, is approximately NT$31,020,000 thousand.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss (NOL) carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings.  Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2006 that will be allocated to goodwill and other noncurrent intangible assets was NT$9,410,776 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation allowance at December 31, 2006 represents the amount of tax benefits related to investment tax credits and net operating loss carryforwards, which management determined are not more likely than not to be realized due, in part, to projections of future taxable income for the next two years. It is management’s belief that estimates about future taxable income beyond the next few years cannot be objectively and reliably determined given the cyclical nature of the TFT-LCD industry and therefore  in determing the necessary amount of required deferred tax asset valuation allowance, estimated future taxable income beyond the two-year period is not considered in AUO’s realization analysis. As of December 31, 2004, 2005 and 2006, the valuation allowance amounted to NT$840,313 thousand, NT$1,462,798 thousand and NT$13,071,076 thousand, respectively.  Of the NT$13,071,076 thousand in 2006, NT$9,410,776 thousand was attributable to unused investment tax credits assumed from QDI, the benefit of which will reduce goodwill when and if realized.

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis for the relevant jurisdiction.  As of December 31, 2005 and 2006, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
		(in thousands)

Deferred tax assets—current	3,199,569	3,220,232	98,811
Deferred tax assets—noncurrent	2,447,807	2,540,133	77,942
Deferred tax liabilities—current	(62,230)	(122,377)	(3,755)
Deferred tax liabilities—noncurrent	(1,653,103)	(534,962)	(16,415)
	3,932,043	5,103,026	156,583

In 2004, 2005 and 2006, the total income taxes are allocated as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)

Income tax benefit (expense)	(463,420)	(473,429)	(1,059,238)	(32,502)
Other comprehensive income	65,917	(86,623)	-	-
Total income taxes	(397,503)	(560,052)	(1,059,238)	(32,502)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Non-derivative financial instruments

As of December 31, 2005 and 2006, the estimated fair value and carrying amounts of non-derivative financial instruments were as follows:

	December 31, 2005
	Fair value	Carrying amount
	NT$	NT$
	(in thousands)
Assets:
Cash and cash equivalents	26,263,265	26,263,265
Notes and accounts receivable	34,848,588	34,848,588
Receivables from related parties	7,766,800	7,766,800
Other financial assets—current	1,074,754	1,074,754
Securities available-for-sale—current	1,551,696	1,551,696
Long-term investments—equity method
Fair value (available)	6,348,344	4,189,221
Fair value (not available)	-	1,615,299
Long-term investments—other
Fair value (available)	19,862	19,862
Fair value (not available)	-	63,538
Restricted cash in bank	32,200	32,200

Liabilities:
Accounts payable	48,642,321	48,642,321
Payables to related parties	2,197,285	2,197,285
Equipment and construction in process payable	19,694,213	19,694,213
Bonds payable	11,951,724	12,000,000
Long-term borrowings, including current installments	81,773,029	81,773,029

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2006
	Fair value		Carrying amount
	NT$	US$	NT$	US$
	(in thousands)
Assets:
Cash and cash equivalents	43,925,265	1,347,814	43,925,265	1,347,814
Notes and accounts receivable	47,309,900	1,451,669	47,309,900	1,451,669
Receivables from related parties	10,521,081	322,832	10,521,081	322,832
Other financial assets—current	1,110,680	34,081	1,110,680	34,081
Securities available-for-sale—current	1,849,032	56,736	1,849,032	56,736
Long-term investments—equity method
Fair value (available)	3,904,484	119,806	2,207,059	67,722
Fair value (not available)	-	-	9,718,342	298,200
Long-term investments—other
Fair value (available)	177,175	5,436	177,175	5,436
Fair value (not available)	-	-	536,961	16,476
Restricted cash in bank	43,200	1,326	43,200	1,326

Liabilities:
Accounts payable	69,495,532	2,132,419	69,495,532	2,132,419
Payables to related parties	6,738,803	206,775	6,738,803	206,775
Equipment and construction in process payable	30,719,178	942,595	30,719,178	942,595
Bonds payable, including current installments	38,542,231	1,182,640	37,797,647	1,159,793
Long-term borrowing, including current installments	182,900,276	5,612,160	182,900,276	5,612,160

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Property, plant and equipment

As of December 31, 2005 and 2006, the components of property, plant and equipment are summarized as follows:

	December 31, 2005
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
	(in thousands)

Land	3,504,258	-	3,504,258
Buildings	37,962,042	(4,092,454)	33,869,588
Machinery and equipment	239,565,644	(79,006,735)	160,558,909
Other equipment	13,661,181	(7,881,070)	5,780,111
Construction in progress	1,704,372	-	1,704,372
Prepayments for purchases of land and equipment	15,556,729	-	15,556,729
	311,954,226	(90,980,259)	220,973,967

	December 31, 2006
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
	(in thousands)

Land	6,187,337	-	6,187,337
Buildings	58,976,016	(6,347,165)	52,628,851
Machinery and equipment	410,855,911	(123,284,102)	287,571,809
Other equipment	22,561,855	(14,142,044)	8,419,811
Construction in progress	6,254,058	-	6,254,058
Prepayments for purchases of land and equipment	19,797,975	-	19,797,975
	524,633,152	(143,773,311)	380,859,841

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	The changes in the components of accumulated other comprehensive income are as follows:

	Derivative and hedging activities—interest rate swap	Unrealized gains (losses) on securities	Foreign currency translation adjustment	Defined benefit plan	Accumulated other comprehensive income ( loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2003	(2,810)	(512,700)	10,296	-	(505,214)
Other comprehensive income (loss)	-	578,620	(224,435)	-	354,185
Reclassification adjustments for gains (losses) reclassified into income	2,810	(3,625)	-	-	(815)
Balance at December 31, 2004	-	62,295	(214,139)	-	(151,844)
Other comprehensive income (loss)	-	(208,705)	286,074	-	77,369
Balance at December 31, 2005	-	(146,410)	71,935	-	(74,475)
Other comprehensive income (loss)	(104,907)	292,017	327,996	-	515,106
Adoption of SFAS No. 158	-	-	-	(234,510)	(234,510)
Balance at December 31, 2006	(104,907)	145,607	399,931	(234,510)	206,121

The following tables set forth the related income tax effects allocated to each component of other comprehensive income:

	For the year ended December 31, 2004
	Before-tax amount	Tax (expense)benefit	Net-of-tax amount
	NT$	NT$	NT$
	(in thousands)
Derivative and hedging activities— interest rate swap:
Reclassification adjustment for gains realized in income	4,166	(1,356)	2,810
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	578,620	-	578,620
Reclassification adjustment for gains realized in income	(3,625)	-	(3,625)
Foreign currency translation adjustment	(291,708)	67,273	(224,435)
Other comprehensive income	287,453	65,917	353,370

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2005
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$
	(in thousands)
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	(208,705)	-	(208,705)
Foreign currency translation adjustment	372,700	(86,626)	286,074
Other comprehensive income	163,995	(86,626)	77,369

	For the year ended December 31, 2006
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$
	(in thousands)

Derivative and hedging activities—interest rate swap:	(104,907)	-	(104,907)
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during the period	292,017	-	292,017
Foreign currency translation adjustment	327,996	-	327,996
Other comprehensive income	515,106	-	515,106

There are no tax effects from realized or unrealized gains (losses) on securities available-for-sale since capital gains and losses on Republic of China securities are not taxable in Taiwan.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Product revenue information

The Company’s chief operating decision maker is the Executive Board, which comprises five key personnel in the top management.  The Executive Board reviews consolidated results of revenue by products and manufacturing operations when making decisions about allocating resources and assessing performance of the Company.  Consequently, the Company has determined that it has no operating segments as that term is defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

The revenue for principal products is comprised of the following:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products:
Panels for notebook computers	32,268	33,265	50,306	1,544
Panels for desktop monitors	99,000	108,623	104,833	3,217
Total panels for computer products	131,268	141,888	155,139	4,761
Panels for Consumer Electronics Products	21,044	28,637	31,331	961
Panels for LCD Television	14,586	46,148	104,949	3,220
Other(1)	1,214	715	1,688	52
Total	168,112	217,388	293,107	8,994

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Earnings per common share in 2004, 2005 and 2006 are computed as follows:

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income for computing basic earnings per share:
Income before extraordinary item	18,112,548	8,369,512	1,173,208
Extraordinary gain	-	308,702	-
Net income	18,112,548	8,678,214	1,173,208

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	4,340,237	4,958,041	5,830,547
Issuance of common stock for cash	156,667	146,465	-
Common stock issued in connection with the acquisition of QDI	-	-	372,817
Issuance of shareholders stock dividends	268,560	498,760	223,467
Stock options	-	-	41
Treasury stock	-	(8,252)	-
Retroactive adjustment of capitalization of retained earnings	584,723	167,851	-
Weighted average number of shares outstanding during the year	5,350,187	5,762,865	6,426,872

Basic earnings per share:
Income before extraordinary item	3.39	1.46	0.18
Extraordinary item	-	0.05	-
Net income	3.39	1.51	0.18

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31,
2006
NT$
(in thousands, except for per share data)
Net income for computing diluted earnings per share:	1,173,208

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	5,830,547
Potential number of common shares assumed upon stock options	97
Common stock issued in connection with the acquisition of QDI	372,817
Issuance of shareholders stock dividends and employee stock bonus	223,467
Weighted average number of shares outstanding during the year	6,426,928

Diluted earnings per share	0.18

As of December 31, 2006, convertible bonds with principal amounts of NT$11,184,600 thousand and US$296,451 thousand were excluded from the computation of diluted earnings per share due to their anti-dilutive effect.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Goodwill and other intangible assets

(i)	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2005 and 2006 are as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	10,946,732	10,946,732	335,892
Goodwill acquired during the year	-	14,288,008	438,417
Balance at end of year	10,946,732	25,234,740	774,309

(ii)	Other intangible assets

The other intangible assets are TFT-LCD panels’ product and process technology license and patent fees, and core technologies acquired in connection with the merger with QDI.  The details of the other intangible assets are as follows:

	December 31, 2005
	Gross carrying amount	Accumulated amortization
	NT$	NT$
	(in thousands)
Amortizable intangible assets:
Patents	16,200,809	10,568,993

	December 31, 2006
	Gross carrying Amount		Accumulated amortization
	NT$	US$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents	17,230,259	528,698	12,645,895	388,030
Core technologies	3,675,700	112,786	306,308	9,399
	20,905,959	641,484	12,952,203	397,429

Patents are amortized using the straight-line method over estimated useful lives of three to 15 years.  Core technologies are amortized using the straight-line method over the estimated useful lives of three years.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amortization expense on other intangible assets amounted to NT$2,579,800 thousand, NT$1,613,402 thousand and NT$2,383,210 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2006, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	December 31, 2006
	NT$	US$
	(in thousands)

2007	2,537,363	77,857
2008	2,519,455	77,308
2009	1,161,834	35,650
2010	241,881	7,422
2011	241,881	7,422
Thereafter	1,251,342	38,396
Total	7,953,756	244,055

(11)	Summarized financial information of equity method investees

The following table provides summarized financial information of the Company’s equity method investees.

	For the year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)

Current assets		119,652	75,622	2,320
Noncurrent assets		69,609	88,245	2,707
Current liabilities		108,564	80,065	2,456
Long-term liabilities		17,280	28,734	882
Minority interests		2,915	4,010	123
Stockholders’ equity		60,502	51,058	1,567
Net sales	177,815	183,727	255,970	7,855
Gross profit	21,458	16,217	20,958	643
Net income (loss)	5,080	(2,151)	(31,908)	(979)