Form 20-F
period 2007-12-31
AU OPTRONICS CORP
filed 2008-06-03
CIK 1172494

As filed with the Securities and Exchange Commission on June 3, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Max Cheng
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China
Telephone No.:+886-3-500-8800
Fascimile No.: +886-3-564-3370
Email: IR@auo.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

As filed with the Securities and Exchange Commission on June 3, 2008

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 7,865,200,583 Common Shares**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐  Item 17      ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes     ☒ No

** As a result of the exercise of employee stock options subsequent to December 31, 2007, as of March 31, 2008, we had 7,868,206,737 common shares outstanding.

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

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts and Renminbi amounts (“RMB”), into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars and between RMB and U.S. dollars in this annual report were made at a rate of NT$32.43 to US$1.00 and RMB7.29 to US$1.00, respectively, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar and RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB or NT dollars, as the case may be, at any particular rate or at all. On April 30, 2008, the noon buying rates were NT$30.47 to US$1.00 and RMB6.99 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

All references in this annual report to “Taiwan” or the “ROC” are to the island of Taiwan and other areas under the effective control of the Republic of China, and all references to the “ROC government” are references to the government of the Republic of China. All references to “our company,” “we,” “us” and “our” in the annual report are to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise. All references in this annual report to the “PRC” or “China” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

All references in this annual report to “large-size panels” are to panels ten inches and above in diagonal length. All references to “small- to medium-size panels” refer to panels which are under ten inches in diagonal length.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected statement of income data for the years ended December 31, 2005, 2006 and 2007 and selected balance sheet data as of December 31, 2006 and 2007 set forth below have been derived from our audited consolidated financial statements included herein. The selected balance sheet data as of December 31, 2003, 2004 and 2005 and statement of income data for the years ended December 31, 2003 and 2004 have been derived from our audited financial statements that have not been included herein. Our consolidated balance sheets as of December 31, 2006 and 2007 and related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2005, 2006 and 2007 have been audited by KPMG, an independent registered public accounting firm, whose report thereon is included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”).

On October 1, 2006, we merged with Quanta Display Inc. (“QDI”), a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and we assumed substantially all of the assets, liabilities and personnel of QDI. Under both ROC GAAP and accounting principles generally accepted in the United States (“US GAAP”), the merger with QDI has been accounted for under the purchase method of accounting. Our financial data, under both ROC GAAP and US GAAP, referenced herein for periods or as of dates prior to October 1, 2006, do not include the financial data of QDI.

For information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us, see note 27 to our consolidated financial statements.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
ROC GAAP
Net sales	104,860.6	168,111.6	217,388.4	293,106.8	480,183.6	14,806.8
Gross profit	23,461.8	39,643.3	29,848.0	29,850.3	86,178.2	2,657.4
Operating expenses	7,217.0	11,036.0	12,859.3	15,634.0	22,903.5	706.2
Operating income	16,244.8	28,607.3	16,988.7	14,216.3	63,274.8	1,951.1
Income before income tax	15,573.2	28,024.2	16,094.6	10,200.3	58,563.8	1,805.9
Income tax benefit (expense)	86.7	(61.3)	(473.4)	(1,068.3)	(2,087.9)	(64.4)
Cumulative effect of changes in accounting principles(1)	—	—	—	(38.6)	—	—
Net income	15,659.9	27,962.9	15,621.2	9,093.4	56,475.9	1,741.5
Weighted average shares outstanding—Basic	5,468.4	5,722.2	6,055.4	6,644.4	7,809.5	7,809.5
Weighted average shares outstanding—Diluted	5,531.5	5,722.2	6,055.4	6,743.5	8,187.3	8,187.3

	Year Ended and As of December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data (continued):
Earnings per share—Basic	2.86	4.89	2.58	1.37	7.22	0.22
Earnings per share—Diluted	2.84	4.89	2.58	1.27	6.86	0.21
Earnings per ADS equivalent—Basic	28.64	48.87	25.81	13.70	72.24	2.23
Earnings per ADS equivalent—Diluted	28.36	48.87	25.81	12.71	68.63	2.12
Balance Sheet Data:
ROC GAAP
Current assets	50,682.3	59,747.3	95,841.0	152,771.4	217,878.3	6,718.4
Equity-method investments	701.5	5,577.4	5,244.3	11,682.0	5,170.9	159.4
Property, plant and equipment	100,552.5	159,743.1	221,126.8	381,550.7	363,835.1	11,219.1
Goodwill and intangible assets	2,237.9	1,062.7	2,483.3	20,142.8	18,987.8	585.5
Total assets	158,070.8	230,694.4	329,796.3	578,157.9	617,459.2	19,039.8
Current liabilities	39,789.6	53,600.8	89,858.1	167,345.6	174,520.9	5,381.5
Long-term liabilities	25,306.4	46,334.0	83,940.3	179,716.0	142,097.2	4,381.7
Total liabilities	65,416.3	100,128.8	173,976.8	347,081.6	316,639.4	9,763.8
Capital stock	43,522.4	49,580.4	58,305.5	75,734.0	78,177.1	2,410.6
Total stockholders’ equity	92,654.5	130,565.6	155,819.5	231,076.3	300,819.9	9,276.0
Other Financial Data:
ROC GAAP
Gross margin(3)	22.4%	23.6%	13.7%	10.2%	17.9%	17.9%
Operating margin(4)	15.5%	17.0%	7.8%	4.9%	13.2%	13.2%
Net margin(5)	14.9%	16.6%	7.2%	3.1%	11.8%	11.8%
Capital expenditures	39,300.6	81,868.7	80,652.3	87,246.7	65,136.7	2,008.5
Depreciation and amortization	16,294.6	25,309.3	34,493.2	52,760.2	81,705.6	2,519.4
Cash dividend paid	2,006.9	5,208.3	5,935.2	1,749.2	1,514.8	46.7
Cash flows from operating activities	37,041.5	49,393.6	48,006.0	68,526.7	156,926.9	4,838.9
Cash flows from investing activities	(40,339.4)	(87,010.2)	(82,456.2)	(83,300.6)	(66,123.1)	(2,038.9)
Cash flows from financing activities	(4,672.6)	37,615.2	43,097.3	32,550.8	(44,816.6)	(1,381.9)

The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data:
US GAAP
Net sales	104,860.6	168,111.6	217,388.4	293,106.8	480,184.3	14,806.8
Gross profit	19,919.7	32,855.6	22,126.5	23,372.0	73,179.3	2,256.5
Operating expenses	6,581.8	12,686.8	12,642.7	15,819.3	21,328.3	657.7
Operating income	13,337.9	20,168.8	9,483.8	7,552.6	51,851.0	1,598.9
Earnings before income tax, extraordinary item and minority interests	12,485.3	18,575.9	8,837.1	2,222.4	48,434.3	1,493.5
Income tax expense	3,230.1	(463.4)	(473.4)	(1,059.2)	(3,053.1)	(94.1)
Minority interests in (loss) income	–	–	(5.8)	(10.0)	25.7	0.8
Extraordinary item(2)	–	–	308.7	–	–	–
Net income	15,715.4	18,112.5	8,678.2	1,173.2	45,355.5	1,398.6
Weighted average shares outstanding—Basic	5,131.1	5,456.7	5,877.6	6,554.8	7,775.9	7,775.9
Weighted average shares outstanding—Diluted	5,191.1	5,456.7	5,877.6	6,554.9	8,153.7	8,153.7
Earnings per share—Basic:
Income before extraordinary item	3.06	3.32	1.42	0.18	5.83	0.18
Extraordinary item			0.06	–	–	–
Net income	3.06	3.32	1.48	0.18	5.83	0.18
Earnings per share—Diluted:

	Year Ended and As of December 31,
	2003	2004	2005	2006	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Statement of Income Data (continued):
Income before extraordinary item	3.03	3.32	1.42	0.18	5.59	0.17
Extraordinary item			0.06	–	–	–
Net income	3.03	3.32	1.48	0.18	5.59	0.17
Earnings per ADS equivalent—Basic:
Income before extraordinary item	30.63	33.19	14.24	1.79	58.33	1.80
Extraordinary item			0.52	–	–	–
Net income	30.63	33.19	14.76	1.79	58.33	1.80
Earnings per ADS equivalent—Diluted:
Income before extraordinary item	30.33	33.19	14.24	1.79	55.88	1.72
Extraordinary item			0.52	–	–	–
Net income	30.33	33.19	14.76	1.79	55.88	1.72

Balance Sheet Data:
US GAAP
Current assets	51,111.2	58,254.5	93,469.8	150,855.5	215,929.0	6,658.3
Property, plant and equipment	100,283.5	159,185.3	220,974.0	380,859.8	361,197.2	11,137.8
Goodwill and intangible assets	18,432.1	16,207.4	16,578.5	33,188.5	29,768.1	917.9
Total assets	173,905.7	245,114.0	342,809.3	588,431.5	623,655.0	19,230.8
Current liabilities	41,275.4	55,444.9	91,288.0	169,543.8	180,765.1	5,574.0
Long-term liabilities	25,651.4	46,983.5	84,485.1	179,927.6	142,182.1	4,384.3
Total liabilities	66,926.8	102,428.4	175,773.1	349,471.4	322,947.2	9,958.3
Total stockholders’ equity	106,978.9	142,685.6	166,918.9	238,618.1	291,865.8	8,999.9
Other Financial Data:
US GAAP
Gross margin(3)	19.0%	19.5%	10.2%	8.0%	15.2%	15.2%
Operating margin(4)	12.7%	12.0%	4.4%	2.6%	10.8%	10.8%
Net margin(5)	15.0%	10.8%	4.0%	0.4%	9.4%	9.4%
Capital expenditures	39,300.6	82,011.1	80,801.0	87,408.9	65,300.5	2,013.6
Depreciation and amortization	17,369.8	26,358.0	36,067.1	54,940.0	84,984.5	2,620.6
Cash flows from operating activities	36,987.3	48,943.8	46,951.9	67,955.3	156,942.2	4,839.4
Cash flows from investing activities	(40,339.4)	(88,001.0)	(81,428.1)	(83,130.7)	(66,313.7)	(2,044.8)
Cash flows from financing activities	(4,618.4)	38,066.2	43,783.9	32,951.7	(44,816.6)	(1,381.9)

(1)
Represents the cumulative effect of our adoption of Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 34 “Financial Instruments: Recognition and Measurement” on January 1, 2006.

(2)	Represents the proportionate share of extraordinary gain reported by equity-method investee in 2005. Please see note 27(c) to our consolidated financial statements for further information.

(3)	Gross margin is calculated by dividing gross profit by net sales.

(4)	Operating margin is calculated by dividing operating income by net sales.

(5)	Net margin is calculated by dividing net income by net sales.

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

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
	(of month end rates for years)
2003	NT$34.40	NT$34.98	NT$33.72	NT$33.99
2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008: (through May 23)	31.11	32.49	29.99	30.49
January	32.36	32.49	32.15	32.15
February	31.61	32.03	30.90	30.92
March	30.58	31.09	29.99	30.37
April	30.36	30.52	30.24	30.47
May (through 23)	30.62	30.99	30.36	30.49

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The thin film transistor liquid crystal display (“TFT-LCD”) industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices.

For example, average selling prices of our large-size panels decreased by 6.5% between the fourth quarter of 2004 and the first quarter of 2005 but recovered in the remainder of the year, increasing 12.8% between the first and third quarters of 2005 and increasing another 6.0% between the third and fourth quarters of 2005. Average selling prices of our large-size panels decreased in the first three quarters of 2006 by 25.8% from the fourth quarter of 2005, but increased by 3.9% in fourth quarter of 2006.  Average selling prices of our large-size panels decreased by 10.9% in the first quarter of 2007 from the fourth quarter of 2006 and then increased in the last three quarters of 2007 by 31.1% from the first quarter of 2007. On a year-to-year basis, average selling prices increased by 1.2% in 2007 compared to 2006 and declined by 13.7% in 2006 compared to 2005.

Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry may lead to excess capacity. For example, it is expected that as additional capacity provided by eighth- and future generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will depend upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

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

Although we have been profitable in the past, if we are not profitable in 2008 or beyond, the value of the ADSs and our shares may be adversely affected.

We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing these panels to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we have been profitable in the past, we cannot assure you that we will be profitable in 2008 or beyond.

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

•
Our ability to control our fixed and variable costs and operating expenses. Increased fixed and variable costs and operating expenses may reduce our margins and adversely affect our results of operations.

•	Changes in our product mix or those of our customers. Our results of operations may fluctuate if we are unable to manage our product mix to meet our customers’ demand in a timely manner.

•
Our ability to obtain raw materials and components at acceptable prices and in a timely manner. A shortage in raw materials and components could result in increased raw materials and components costs and put downward pressure on gross margins as well as cause delays to our production and delivery schedules, which may result in the loss of customers and revenues.

•
Lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market. When oversupply conditions occur, we may reduce the price of our panels to maintain high capacity utilization rates or lower our utilization rate.

•
Our ability to obtain adequate external financing on satisfactory terms.  Our business is capital-intensive and if we are unable to obtain adequate external financing on satisfactory terms, it will have a material adverse effect on our business, results of operations and future prospects.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by:

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement of orders from a key customer;

•	the outcome of on-going and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	the rescheduling and cancellation of large orders;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory; and

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

Early product development by itself does not guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology was initially introduced commercially in the early 1990s, its application to the consumer electronics sector began to gain wide market acceptance only in the last few years. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new products will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

We plan to continue to expand our operations to meet the needs of high-growth applications in computer products, consumer electronics, LCD television and other markets as demand increases. Because these products, such as mobile phones, digital photo frames, digital cameras, car navigation systems, portable DVD players and LCD televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategy to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations may suffer if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for computer products.

A significant percentage of our net sales is derived from customers who use our TFT-LCD panels in computer products such as notebook computers and desktop monitors. Demand for our panels for computer products is affected by numerous factors, including the general demand of the end-use markets and price attractiveness. For example, demand for desktop monitors is affected by the rate of substitution of TFT-LCD monitors for cathode ray tube (“CRT”) monitors and the popularity of wide screen monitors. We believe that a significant percentage of our net sales is, and will continue to be, derived from end users purchasing TFT-LCD monitors to replace their existing CRT monitors or upgrading to larger sized TFT-LCD monitors. The rate of substitution of TFT-LCD monitors for CRT monitors may be affected by a general slowdown in the global economy or a change in the average selling prices of such products which may also adversely affect the demand. In addition, since most brand companies sell their computer products bundled with TFT-LCD monitors, a change in the bundling policy of brand companies could also reduce the demand for our products. Demand for notebook computer displays may be affected by various factors, including a slowdown in information technology spending by corporations as well as a decrease in consumer spending as a result of a general slowdown in the global economy. Demand for notebook computers is also affected by price changes. A slowdown in the demand for notebook computers could adversely affect the number of panels sold and the average selling prices for our notebook computer panels.

If the demand for LCD television or consumer electronics products, or our market share in such end-use markets, does not continue to grow as expected, our business prospects and results of operations may suffer.

Panels for use in LCD television and consumer electronics products accounted for 34.2%, 46.5% and 50.7% of our net sales in 2005, 2006 and 2007, respectively, and we believe that such end-use markets will continue to present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional CRT televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional CRT televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to maintain high capacity utilization rates, our profitability will be adversely affected.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can significantly impact our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on maintaining high capacity utilization rates. In turn, our ability to maintain high capacity utilization will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2005 and we have been successful in 2006 and 2007 in the ramp-up of our fifth-generation, sixth-generation and 7.5-generation fabs, our results of operations in the past have been adversely affected by low capacity utilization. For example, at various times in 2006 and 2007, we have had to lower our utilization rates to as low as approximately 85% in order to offset the impact of excess inventory that was accumulating in the market. We cannot assure you that we will be able to maintain high capacity utilization rates through 2008 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

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

We manage our inventory based on our customers’ and our own forecasts. Although we regularly make adjustments based on market conditions, we typically deliver our goods to the customers one month after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have a material adverse effect on our inventory management.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We depend on a small number of customers for a substantial portion of our business. In 2005, 2006 and 2007, our five largest customers accounted for 37.2%, 34.5% and 32.1%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. Qisda Corporation (formerly BenQ Corporation) (“Qisda”), and its subsidiaries accounted for 13.6%, 7.4% and 4.9% of our net sales in 2005, 2006 and 2007, respectively. Sales to Qisda as a percentage of our net sales have decreased over the past three years due in part to the increase in our overall net sales and the increase in sales to our brand company customers. Samsung Electronics Co., Ltd. (“Samsung”) accounted for 9.2%, 11.2% and 12.7% of our net sales in 2005, 2006 and 2007, respectively.  As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as Samsung, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

As of February 2008, the insolvency administrator of BenQ Mobile GmbH & Co. OHG (“OHG”) has filed the following three lawsuits against Qisda: (i) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR 68.96 million, (ii) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR 14.24 million, and (iii) litigation filed on August 2, 2007 at District Court of Munich I in the amount of EUR 25.94 million. For more information, please see “Item 8.A.7. Litigation”. If this potential claim is resolved in a way materially adverse to Qisda, Qisda’s results of operations and financial condition will be significantly impacted, which may in turn have a material adverse impact on our equity interest in Qisda. For more information regarding our equity interest in Qisda, please see “Item 7.B. Relate Party Transactions”. Should we lose Qisda as a major customer, or if the amount of our sales to Qisda decreases, as a result of this potential claim or as a result of Qisda’s acquisition of OHG, our results of operations and financial condition may in turn be materially and adversely affected.

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

We, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. In December 2006, our overseas’ affiliates became involved in an antitrust investigation by the United States Department of Justice, the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission. In addition, the Korea Fair Trade Commission visited our Korean affiliate as part of its investigation into the TFT-LCD industry. We and our affiliates intend to cooperate with these investigations. If we are found to have violated antitrust laws, we will likely have to pay a fine or penalty as part of the judgment or settlement. It is also possible that certain of our executive officers or senior management may be held criminally liable and subject to imprisonment. Moreover, there are also over 100 civil lawsuits filed against us in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. We retained counsel to handle the related matters. At this stage, it is not possible to predict with certainty the final outcome of these investigations or these lawsuits, or the final costs of resolving these matters. We are reviewing the merits of the investigations and civil lawsuits on an on-going basis. Any penalties, fines or settlements made in connection with this investigation and/or these lawsuits may have a material adverse effect on our business, results of operations and future prospects.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to complete the installation of our second 7.5 generation fab and our first 8.5-generation fab as scheduled or encounter disruptions in the ramp-up of our first 7.5-generation fab.

In the third quarter of 2006, we commenced construction of our 8.5-generation fab that is designed to process substrates of 2,200 mm x 2,500 mm.  Our 8.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 52-inch panels or six 55-inch panels in wide format.  Based on our current schedule, the equipment move-in is expected to be in the fourth quarter of 2008, and we expect to begin commercial production in the second half of 2009.  The successful completion of our 8.5-generation fab is dependent upon a number of factors, including: timely delivery of equipment and machinery and the hiring and training of new skilled personnel.  Although we believe that we have the internal capabilities and know-how to install and operate an 8.5-generation fab, no assurances can be given that we will be successful in establishing our 8.5-generation fab. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for an 8.5-generation fab on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment of our 8.5-generation fab. In addition, we expect to ramp-up the input capacity of our first 7.5-generation to 75,000 substrates per month by the end of 2008.  We also commenced construction of our second 7.5-generation fab in the third quarter of 2006 and expects equipment move-in in the fourth quarter of 2008.  If we face unforeseen disruptions in the manufacturing processes with respect to our first and second 7.5-generation fabs and our first 8.5-generation fab, we may not be able to realize the potential gains from the manufacturing of panels larger than 40-inches and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make substantial capital expenditures in connection with the expansion of our production capacity, including investments in 2008 in connection with the ramp-up of our second sixth-generation fab acquired through the QDI merger, and our first 7.5-generation fab, and the installation of our second 7.5-generation fab and first 8.5-generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our profitability may be adversely affected if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment;

•	costs of construction; and

•	interest rates and foreign exchange rates.

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

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, eighth or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan, the PRC,  Eastern Europe and Mexico, our sales and results of operations could be adversely affected.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC, Eastern Europe and Mexico. We believe that we have benefited from this outsourcing trend in large part due to our production locations in both Taiwan and the PRC, which has allowed us to coordinate better our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, Eastern Europe and Mexico, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be adversely affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the ramp-up of our second sixth-generation fab acquired through the QDI merger, and our first 7.5-generation fab, and to the installation of our second 7.5-generation fab and our first 8.5-generation fab. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

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

Our success depends on the continued services of key senior management, including our Chairman, Chief Executive Officer and President. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided between serving as Chairman of our company and Chairman of Qisda. If Mr. Lee is not able to devote enough time to our company, our operations may be adversely affected.

In May 2007, Mr. Lee was indicted by the Taoyuan District Prosecutors’ Office for alleged insider trading of Qisda stock and other related charges. While we are not a party to these proceedings, adverse publicity surrounding this case could have an adverse impact on our company. If a final adverse judgment is rendered against Mr. Lee, and he resigns or is otherwise no longer able to serve in his capacity as Chairman of our company, our operations may be materially and adversely affected.

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

Potential conflicts of interest with Qisda may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with Qisda. Qisda is our largest shareholder, owning directly and indirectly 7.84% of our outstanding shares as of April 21, 2008, and is also one of our largest customers. Qisda and its subsidiaries accounted for 13.6%, 7.4% and 4.9% of our net sales in 2005, 2006 and 2007, respectively. Qisda’s substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of April 30, 2008, two of our nine directors are representatives of Qisda, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman, is also Chairman of Qisda. As a result, conflicts of interest between their duties to Qisda and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The United States Securities and Exchange Commission (the “SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred considerable costs and used significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our planned international expansion poses additional risks and could fail, which could cost us valuable resources and adversely affect our results of operations.

To meet our clients’ requirements, we are currently expanding our operations internationally, which may lead to operations across many countries.  For example, we are contemplating establishing module assembly operations in Europe in order to provide more immediate services to our European customers.  We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations.  However, there are inherent legal, financial and operational risks involved in having international operations, and we cannot assure you that we will be able to successfully develop and expand our international operations or that we will be able to overcome the significant obstacles and risks of expanding our overseas operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter many of these difficulties in connection with the ramp-up of production capacity of our second sixth-generation fab acquired through the QDI merger and our first 7.5-generation fab. We may also encounter these difficulties in connection with the adoption of new manufacturing process technologies. We cannot assure you that we will be able to install our second 7.5-generation fab and first 8.5 generation fab without equipment delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps (“CCFL”), and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. In addition, there was a shortage in the supply of color filters and glass substrates beginning in the second half of 2003 which continued into 2004. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

Although approximately 60.4% of our raw materials and components was sourced locally in Taiwan in 2007, we depend on supplies of certain principal raw materials and components mainly from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our capacity expansion projects and new generation fabs. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. If we are unable to implement our expansion plans on schedule or in line with customer expectations, our business may suffer.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in 2004 for failure to update our air pollution emission permit.  We also incurred small fines in 2007 for failure to meet certain effluent standards.

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

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as low temperature poly-silicon (“LTPS”) technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to invest a substantial amount of capital to ramp-up our second sixth-generation fab, acquired through the QDI merger, and our first 7.5-generation fab and the installation of our second 7.5-generation fab and our first 8.5-generation fab. However, we cannot assure you that we will be successful in completing our expansion plans or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel (“PDP”) and organic light emitting device (“OLED”) technologies. Currently, PDP technology is primarily used to produce panels larger than 50-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 50-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD televisions with panel sizes as large as that of televisions using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with TFT-LCD technology, in small- to medium-size applications, such as mobile phones and digital still cameras. Future development of OLED technology may also allow it to compete with TFT-LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently in the research and development stage, such as field emission display (“FED”) inorganic electroluminescent (“IEL”) and surface-conduction electron-emitter (“SED”) display technologies. If the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better performance-to-price ratios, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have licensing arrangements with Fujitsu Limited, Semiconductor Energy Laboratory Co., Ltd. (“SEL”), Sharp Corporation (“Sharp”), Samsung, Hitachi Displays Ltd. (“Hitachi”) and other companies for product and manufacturing process technologies related to the production of TFT-LCD panels. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license or cross license agreements that require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms. If these license agreements are not obtained or renewed on acceptable terms, our business and future results of operations may be materially and adversely affected.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. Although we have patent applications pending, our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

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

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2007, approximately 36.3% of our net sales was derived from Taiwan-based customers. In addition, our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other manufacturers. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

Our manufacturing processes require a substantial amount of water. Although currently more than 85.7% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

We have expanded our module assembly operations to the PRC and increased the registered capital of various PRC operating subsidiaries through cash injection. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are significantly affected by political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. For example, the PRC government has changed its monetary policy to tighten the extension of credit and discourage investments, particularly in certain industries such as real estate and construction. This change in policy may adversely affect our operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

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

In October 2006, we acquired a module-assembly facility in Songjiang, PRC as a result of our merger with QDI. We also established a second module-assembly facility in the PRC, in Xiamen, Fujian Province which commenced operations in September 2007. We have received all the relevant government approvals for these facilities, but we cannot assure you that additional approvals will not be required and that such approvals, if required, will be obtained on time or at all.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. We also established a second module-assembly facility in the PRC, in Xiamen, Fujian Province which commenced operations in September 2007 and through our merger with QDI, acquired a module-assembly facility in Songjiang, PRC. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but, subject to certain exceptions, do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC. Restrictions under ROC laws on our ability to make investments in array and cell processes in the PRC may materially and adversely affect our business prospects.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 36.3% of our net sales is derived from customers in Taiwan in 2007. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. The Central Bank of the Republic of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.520 on January 2, 1997 to US$1.00 = NT$30.270 on April 21, 2008, based on the noon buying rates published by the Federal Reserve Bank of New York.

Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation and interest rates in Taiwan, as well as general economic conditions in Taiwan. In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, which has resulted in a volatile property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2007 to December 31, 2007, the Taiwan Stock Exchange Index peaked at 9,809.88 on October 29, 2007, and reached a low of 7,344.56 on March 5, 2007. Over the same period, daily closing values of our shares ranged from NT$43.30 per share to NT$70.40 per share. On April 21, 2008, the Taiwan Stock Exchange Index closed at 9083.32, and the closing value of our shares was NT$58.30 per share.

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

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2007, approximately 98.1% of our net sales was denominated in U.S. dollars. During the same period, approximately 14.9%, 25.1% and 59.7% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2007, approximately 33.0%, 44.3% and 14.7% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2005, 2006 and 2007, sales to our overseas customers accounted for 62.1%, 69.4% and 63.7%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

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

ADS holders’ rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest.  Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings, only holders representing at least 51% or more of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings.  Hence, only one proposal may be submitted on behalf of all ADS holders.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs.  In 2005, 2006 and 2007, we issued 97.4 million shares, 88.6 million shares and 57.4 million shares to our employees, respectively, for their services performed in 2004, 2005 and 2006, respectively.  These bonus shares, valued at par, amounted to NT$973.6 million, NT$886.1 million and NT$573.5 million in 2005, 2006 and 2007. We currently maintain two employee stock option plans, both of which we assumed as a result of the QDI merger, and pursuant to which our full-time employees of our consolidated domestic and foreign subsidiaries are eligible to receive stock option grants.  As of December 31, 2007, 3,693,581 options, each exercisable for one of our shares, were outstanding. See “Item 6.B. Compensation.”

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

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that a member of our audit committee institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Future sales or perceived sales of securities by us, our executive officers, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2008, we had an aggregate of 7,868,206,737 shares issued and outstanding, most of which were freely tradable. If we, our executive officers, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or major shareholders could cause the market price of our ADSs to decline.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors and executive officers, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in the ROC, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We were incorporated as Acer Display Technology, Inc. (“Acer Display”) under the laws of the ROC as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000. On September 1, 2001, we completed a merger with Unipac pursuant to a merger agreement dated April 9, 2001, as amended by a supplemental agreement dated May 15, 2001. We changed our name to AU Optronics Corp. on May 22, 2001. Prior to the merger, Acer Display was primarily involved in the design, development, production and marketing of large-size TFT-LCD panels, and Unipac was primarily involved in the design, production and marketing of both small-size and large-size TFT-LCD panels.

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

Through the merger, we have achieved synergies in supply chain management and research and development, which we believe have increased our overall competitiveness. We believe we can leverage our combined buying power to achieve favorable treatment in the sourcing of key components and enhance our relationships with suppliers. In addition, the combination of our research and development capabilities has expanded our panel design expertise and our intellectual property portfolio.

We believe that another benefit of the merger is that the product lines of the two companies are complementary with each other. We have been strong in the LCD television product and computer product market and QDI has been more competitive in the notebook panel product market. Through the merger, we are able to offer a broader range of products and expand our market share.

Our principal executive offices are located at No. 1, Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, and our telephone number is +886-3-500-8800. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, and our agent’s telephone number is 302-738-6680.

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B. Business Overview

Introduction

We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products (such as notebook computers and desktop monitors) and consumer electronics products (such as mobile phones, digital photo frames, digital cameras, car navigation systems, portable DVD players), LCD televisions and industrial displays.

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers, or brand customers. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan or the PRC, use our panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in respect of delivery time and design support. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab, and we now operate four fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fab is designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. We also acquired one fifth-generation fabs through our merger with QDI.  We operate one sixth-generation fab that commenced commercial production in March 2005 and acquired a second sixth-generation fab through our merger with QDI.  Our first 7.5-generation fab commenced commercial production in September 2006.  We expect to move machinery into our second 7.5 generation fab and first 8.5-generation fab in the fourth quarter of 2008 and begin commercial production in the second half of 2009. Our existing operations are located at five principal manufacturing sites in Taiwan and three module-assembly sites in the PRC.

We group our business into three marketing channels: Information Technology Displays, Television Displays and Consumer Products Displays. The Information Technology Display Business Group covers applications such as desktop, notebook and general displays.  The Television Displays Business Group covers applications such as LCD television.  The Consumer Products Display Business Group covers applications such as audio-video displays and mobile device displays.  We believe this structure should allow us to better serve the needs of customers in these three markets.

Principal Products

We design, develop, manufacture, assemble and market a wide range of TFT-LCD panels for the following principal product categories:

•	Computer products, which typically utilize display panels ranging from 12.1 inches to larger than 20 inches, primarily for use in notebook computers and desktop monitors.

•
Consumer electronics products, which typically utilize display panels ranging from 1.5 inches to 10.2 inches or above for use in products such as mobile phones, digital photo frames, digital cameras, car navigation systems, portable DVD players, digital camcorders, car televisions, portable televisions, portable game consoles, low cost PCs, multiple function machines and printer displays.

•	LCD television, which typically utilizes display panels with panel size of 15 inches to 65 inches. We commenced the production of display panels for LCD television in the fourth quarter of 2002.

•
Industrial display, which typically utilizes display panels with panel size of 5.7 inches to 42 inches primarily for use in automatic teller machines, point of sale systems, kiosks, industrial PCs, marine and aviation electronics, lottery and gambling game machines, medical equipment, factory automation systems, e-Signage and public information displays.

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

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(Panels in thousands)
Panels for Computer Products
Panels for notebook computers	6,908.9	14,149.1	27,478.9
Panels for desktop monitors	18.313.3	23,167.4	30,715.0
Total panels for computer products	25,222.2	37,316.5	58,193.9
Panels for Consumer Electronics Products	54,494.0	79,451.0	144,087.2
Panels for LCD Television	4,023.4	9,361.4	18,875.9
Panels for Industrial Display	909.8	1,806.6	2,813.3
Total	84,649.4	127,935.5	223,970.3

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	31,090.3	46,896.8	89,030.3	2,745.3
Panels for desktop monitors	106,880.6	100,575.8	133,278.3	4,109.7
Total panels for computer products	137,970.9	147,472.6	222,308.6	6,855.0
Panels for Consumer Electronics Products	28,206.2	31,290.6	43,023.2	1,326.6
Panels for LCD Television	46,047.5	104,794.2	200,572.9	6,184.8
Panels for Industrial Display	4,448.6	7,861.8	11,988.4	369.7
Other(1)	715.2	1,687.6	2,290.5	70.7
Total	217,388.4	293,106.8	480,183.6	14,806.8

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

Computer Products

Panels for Notebook Computers. In 2005, 2006 and 2007, sales of panels for notebook computers accounted for 14.3%, 16.0% and 18.5%, respectively, of our net sales. The increase in notebook computer panels sales as a percentage of our total net sales in 2007 resulted primarily from the merger with QDI.  QDI has higher percentage in sales of notebook computer panels.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. The most commonly produced panel sizes for notebook computers have been 14.1 and 15.4 inches. We expect that 14.1-inch and 15.4-inch panels will continue to be one of the most commonly produced sizes for notebook computers, with demand for 17-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

In 2007, unit sales of our panels for notebook computers were approximately 27.5 million, of which a substantial majority was accounted for by 14.1-inch and 15.4-inch panels. In 2007, our net sales accounted for by panels for notebook computers was approximately NT$89.0 billion.

Panels for Desktop Monitors. In 2005, 2006 and 2007, sales of panels for desktop monitors accounted for 49.2%, 34.3% and 27.8%, respectively, of our net sales.  Sales of panels for desktop monitors as a percentage of our net sales has decreased because of a change in our product mix, particularly the increase in sales of LCD television.  We expect that our sales of desktop monitor panels will continue to grow in 2008, primarily as a result of our capacity expansion and demand growth due to the continued trend toward the bundling of TFT-LCD monitors with new computers, the substitution effect of purchasers replacing CRT monitors with TFT-LCD monitors and upgrading to larger-sized TFT-LCD monitors.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2007, 17-inch and 19-inch panels were most commonly produced for desktop monitors. In 2007, unit sales of our panels for desktop monitors was approximately 30.7 million, and our net sales accounted for by panels for desktop monitors was approximately NT$133.3 billion, of which a significant portion was accounted for by 17-inch and 19-inch panels.

Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital photo frames, digital cameras, car navigation systems, portable DVD players, digital camcorders, car televisions, portable televisions, portable game consoles, low cost PCs, multiple function machines and printer displays. In 2005, 2006 and 2007, sales of panels for consumer electronics accounted for 13.0%, 10.7% and 9.0%, respectively, of our net sales. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process of our customers and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 81.4% to 144,087.2 thousand panels in 2007 from 79,451.0 thousand panels in 2006 primarily as a result of the growing market for products such as cell phones and digital photo frames.

LCD Television

Our panels for LCD television consist of panels with a panel size of 15 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television panels consists of 15-inch to 65-inch panels. In 2005, 2006 and 2007, sales of LCD television panels accounted for 21.2%, 35.8% and 41.8%, respectively, of our net sales. In 2007, approximately half of LCD television panels we produced were 30-inches and above. We believe that our sales of LCD television panels will continue to grow in 2008, primarily as a result of the ramp-up of our second sixth-generation and our first 7.5-generation fab and expected demand growth for LCD television, while we expect average selling prices of panels for LCD television to continue to decline. Unit sales of our LCD television panels increased to 18,875.9 thousand panels in 2007 from 9,361.4 thousand panels in 2006, primarily as a result of growing market demand and the replacement of CRT televisions with LCD televisions by consumers.

Industrial Display

Our panels for industrial display are used in products such as automatic teller machines, point of sale systems, kiosks, industrial PCs, marine and aviation electronics, lottery and gambling game machines, medical equipment, factory automation systems, e-Signage and public information displays.  In 2005, 2006 and 2007, sales of panels for industrial display accounted for 2.0%, 2.7% and 2.5% respectively, of our net sales.  Unit sales of our panels for industrial display increased 55.7% to 2,813.3 thousand panels in 2007 from 1,806.6 thousand panels in 2006, primarily as a result of growing market demand.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers and brand companies. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. In addition, we seek to strengthen our strategic relationship with Qisda, a TFT-LCD system integrator and a shareholder of our company, to better service the needs of brand customers and to provide them with superior solutions in capturing emerging trends of TFT-LCD applications in consumer markets.  By enhancing our strategic relationship with Qisda, we hope to improve our competitiveness vis-a-vis other TFT-LCD manufacturers and secure potential business opportunities at an early stage.  On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda through a private offering, bringing our total equity interest in Qisda to 9.58%.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	82,473	37.9%	89,841	30.7%	174,273	36.3%
Japan	4,345	2.0%	18,170	6.2%	36,698	7.6%
Asia(1)	116,305	53.5%	136,293	46.5%	192,878	40.2%
Europe	9,361	4.3%	30,106	10.3%	43,372	9.0%
United States	2,761	1.3%	13,853	4.7%	26,468	5.5%
Others	2,143	1.0%	4,844	1.6%	6,495	1.4%
Total	217,388	100.0%	293,107	100.0%	480,184	100.0%

(1)	Excludes Japan and Taiwan.

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

We sell our panels for desktop monitors through sales channels similar to those for notebook computers. We supply desktop monitor panels to brand companies and original equipment manufacturing service providers.

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

A significant portion of our net sales is attributable to a small number of our customers. In 2005, 2006 and 2007, our five largest customers accounted for 37.2%, 34.5% and 32.1%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. Qisda and its subsidiaries accounted for 13.6%, 7.4% and 4.9% of our net sales in 2005, 2006 and 2007, respectively. Sales to Qisda as a percentage of our net sales have decreased over the past three years due in part to the increase in our overall net sales and the increase in sales to our brand company customers. Since Qisda also provides original equipment manufacturing services for its brand company customers, panels shipped to Qisda include both panels ordered for its own account as well as panels ordered by or on behalf of its brand company customers.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2007, our reserve for warranties totaled NT$1,679.8 million (US$51.8 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2005, 2006 and 2007, was 38 days, 62 days and 51 days, respectively. We have experienced a significant increase in the number of collection days extended for sales to our customers primarily due to reasons including a shift in our product mix towards consumer LCD television products and our customer mix towards large customers. In general, we extend longer credit terms to our LCD television customers and our large customers compared to customers of our other products and our smaller customers. We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors. We have not experienced any material problems relating to customer payments.

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

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, PRC in July 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou. In October 2006, we acquired a module-assembly facility in Songjiang, PRC as a result of our merger with QDI. We also commenced commercial production at our new module-assembly facility in Xiamen, PRC in September 2007.

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

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits
Asahi Glass	Merck	Cando Corporation(1)	Nitto Denko	Coretronic	Nippon Electric Company

Corning Taiwan	Sojitz Taiwan	Dai Nippon Printing	Optimax	Forhouse	Novatek

Nippon Electric Glass		Toppan CFI(2)	Daxon Technology(3)	Radiant Opto-Electronics	Raydium Semiconductor(4)
			Sumika	Darwin Precisions(5)	Orise

(1)	Cando Corporation has been our investee since November 2003. See “Item 7.B. Related Party Transactions.”

(2)	Toppan CFI (Taiwan) Co. Ltd (“Toppan CFI”) has been our consolidated subsidiary since March 2007.

(3)	Daxon Technology is a subsidiary of one of our major shareholders, Qisda. See “Item 7.B. Related Party Transactions.”

(4)	We reduced our indirect ownership in Raydium Semiconductor Corporation to less than 50% in January 2006. As a result, Raydium Semiconductor is no longer a consolidated subsidiary.

(5)	Darwin Precisions (Xiamen) Corp. and Darwin Precisions (Suzhou) Corp. are our consolidated subsidiaries and also our backlight units suppliers.

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle more than 80% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outage, power interruptions in general have not materially affected our production processes.

Equipment and Suppliers

We depend on a number of equipment manufacturers that make and sell the equipment that we use in our manufacturing processes. Our manufacturing processes depend on the quality and technological capacity of our equipment. We purchase equipment that is customized to our specific requirements for our manufacturing processes. The principal types of equipment we use to manufacture TFT-LCD panels include chemical vapor deposition equipment, steppers, developers and coaters.

We made significant purchases of equipment in 2007, and we expect to make significant purchases in 2008, to implement our capacity expansion and technology advancement plans. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe there are no TFT-LCD fabs in the United States or Europe. Our principal competitors are:

•	LG Display Co., Ltd. (“LG Display”) and Samsung, in Korea;

•	Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, Innolux Display, Toppoly Optoelectronics, Wintek Corporation, and Giantplus Technology, in Taiwan;

•	Sharp, Toshiba Matsushita Display Technology, IPS-Alpha and Tottori Sanyo, in Japan; and

•	SVA-NEC, BOE-OT and IVO Corporation and Tinama, in the PRC.

The principal elements of competition for customers in the TFT-LCD market include:

•	price, based in large part on the ability to ramp-up lower cost, “next generation” production facilities before competitors;

•	product features and quality;

•	customer service, including product design support;

•	ability to keep production costs low by maintaining high yield and operating at full capacity;

•	ability to provide sufficient quantity of products to meet customer demand;

•	quality of the research and development team;

•	time-to-market;

•	superior logistics; and

•	access to capital.

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

Our quality control programs have received accredited International Organization of Standards ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the ISO/TS16949 certifications for several of our facilities. In addition, our facilities have been certified as meeting the International Organization of Standards ISO 14001 environmental protection standards and OHSAS 18001. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2007, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$57.5 billion for all of our inventories and NT$444.8 billion for our equipment and facilities. In addition, as of December 31, 2007, we had insurance coverage for business interruptions in the aggregate amount of NT$31.5 billion.

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

We incurred small fines in 2004 for failure to update our air pollution emission permit.  We also incurred small fines in 2007 for failure to meet certain effluent standards.  Following each of the infractions described above, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2007.

The following table sets forth summary information for our subsidiaries as of December 31, 2007.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
AU Optronics (L) Corp.	Holding company	Malaysia	11,899.7	100%

AU Optronics Corporation America	Sales support in the United States	United States	32.4	100%(1)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
AU Optronics Corporation Japan	Sales support in Japan	Japan	25.9	100%(1)

AU Optronics Europe B.V.	Sales support in Europe	Netherlands	1.9	100%(1)

AU Optronics Korea Ltd.	Sales support in South Korea	South Korea	5.0	100%(1)

AU Optronics Singapore Pte. Ltd.	Sales support in South Asia	Singapore	2.1	100%(1)

AU Optronics (Czech) s.r.o	Repair center in Czech Republic	Czech Republic	90.3	100%(1)

AU Optronics (Shanghai ) Corp.	Sales support in the PRC	PRC	32.4	100%(1)

AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	4,215.9	100%(1)

AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	6,486.0	100%(1)

Konly Venture Corp.	Venture capital investment	ROC	2,600.0	100%

Darwin Precisions (L) Corp.	Holding company	Malaysia	1,459.4	50%(1)

Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	1,459.4	50%(2)

Darwin Precisions (Suzhou) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	973.4	50%(4)

Darwin Precisions (Xiamen) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	1,946.7	50%(4)

QDI Development Limited	Holding company	British Virgin Islands	28.2	100%

QDI International Limited	Holding Company	British Virgin Islands	236.2	100%

Tech-Well (Shanghai) Display Corp.	Assembly of TFT-LCD modules in the PRC	PRC	3,502.4	100%(1)(3)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			NT$ (in millions)
Quanta Display Technology Investment Ltd.	Venture capital investment	ROC	594.6	100%

Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filter	ROC	15,373.2	49%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 50% ownership of Darwin Precisions (L) Corp.

(3)	Indirectly, through our 100% ownership of QDI International Limited.

(4)	Indirectly, through our 50% ownership of Darwin Precisions (Hong Kong) Limited.

In April 2006, we established a new subsidiary, AU Optronics (Xiamen) Corp., to manage and operate our second module-assembly facility in the PRC, which commenced operations in September 2007.  In June 2006, Darwin Precisions (Xiamen) Corp. was established to operate assembly of backlight modules in the PRC.  In October 2006, we acquired QDI Development Limited, QDI International Limited, Tech-Well (Shanghai) Display Corp. and Quanta Display Technology Investment Ltd. through our merger with QDI.  In November 2006, we established AU Optronics Singapore Pte. Ltd. to offer sales support in South Asia.  In November 2007, we established AU Optronics (Czech) s.r.o. to offer repair services in Europe.  In November 2007, Darwin Precisions (L) Corp. established Darwin Precisions (Hong Kong) Limited, an investment holding company, and transferred its original shareholdings in Darwin Precisions (Suzhou) Corp. and Darwin Precisions (Xiamen) Corp. to Darwin Precisions (Hong Kong) Limited in December 2007.

4.D. Property, Plants and Equipment

We have five principal manufacturing sites in Taiwan and three module-assembly sites in the PRC.

Principal Facilities

The following table sets forth certain information relating to principal facilities as of March 31, 2008. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government.  The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located is leased from the PRC government.

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)
No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC	163,564	610x720/LTPS 20,000(1)	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)
No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu, Taiwan, ROC	105,127	600x720/60,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Taoyuan, ROC*	865,426	620x750/a-Si 30,000(1) 1,100x1,300/70,000(2)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park 32543 Lungtan, Taoyuan Taiwan, ROC	248,231	680x880/60,000(3) 1,100x1,250/50,000(2) 1,100x1,300/70,000(2)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

228, Lungke St., Lungke Science Park, Lungtan, Taoyuan, Taiwan, ROC*	161,425	1,500x1,850/90,000(4)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 407, Taiwan, ROC	536,488	1,500x1,850/120,000(4) 1,100x1,300/120,000(2) 1,950x2,250/60,000(5)	March 2005 August 2005 September 2006	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, PRC	226,549	N/A	July 2002	Module and component assembly	• Building is owned • Land is leased (expires in 2051)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, China*	210,530	N/A	October 2004	Module and component assembly	• Building is owned • Land is leased (expires in 2052)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)
No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, China	256,409	N/A	September 2007	Module and component assembly	• Building is owned • Land is leased (expires in 2056)

*	Facilities acquired through our merger with QDI.

(1)	3.5-generation fab.

(2)	Fifth-generation fab.

(3)	Fourth-generation fab.

(4)	Sixth-generation fab.

(5)	7.5-generation fab.

Expansion Projects

Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

Sixth-Generation Fab. Our sixth-generation fab is capable of processing substrates with dimensions of 1,500 x 1,850 millimeters. Our sixth-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 32-inch panels, six 37-inch panels or three 46-inch panels in wide format. We acquired our second sixth-generation fab in Lungke Science Park through our merger with QDI which commenced commercial production in August 2005. As of March 31, 2008, this fab had an input capacity of approximately 90,000 substrates per month, which we expect to ramp-up to 120,000 substrates per month by the end of 2008.

7.5-Generation Fab. We established a 7.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 40-inches. Our 7.5-generation fab is capable of processing substrates with dimensions of 1,950 x 2,250 millimeters. Our 7.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 47-inch panels or three 52-inch panels in wide format. We commenced commercial production at our 7.5-generation fab in September 2006. As of March 31, 2008, our 7.5-generation fab had an input capacity of approximately 60,000 substrates per month, which we expect to ramp-up to 75,000 substrates per month by the end of 2008. We also commenced construction of a second 7.5-generation fab in the third quarter of 2006 and expect to move machinery into the fab in the fourth quarter of 2008.

8.5-Generation Fab. We are in the process of establishing an 8.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 50-inches. Our 8.5-generation fab is capable of processing substrates with dimensions of 2,200 x 2,500 millimeters. Our 8.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 55-inch panels, or three 65-inch panels in wide format.  We commenced construction of our first 8.5-generation fab in the third quarter of 2006. We expect to move machinery into the fab in the fourth quarter of 2008 and begin commercial production in the second half of 2009.

Color-filter Production. On April 11, 2008 and April 23, 2008, Toppan CFI entered into sale and purchase agreements with Allied Material Technology Corp. (“AMTC”) to acquire AMTC’s color-filter production line located at the Southern Taiwan Science Park, including manufacturing plant, machinery and other equipment, for a total consideration of NT$3,400,000 thousand.

We estimate our capital expenditures to be approximately NT$130.0 billion for 2008, primarily for the ramp-up of our second sixth-generation fab acquired through the QDI merger, and our first 7.5-generation fab, and the installation of our second 7.5-generation fab and our first 8.5-generation fab.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices. For example, average selling prices of our large-size panels decreased by 6.5% between the fourth quarter of 2004 and the first quarter of 2005 but recovered in the remainder of the year, increasing 12.8% between the first and third quarters of 2005 and increasing another 6.0% between the third and fourth quarters of 2005. Average selling prices of our large-size panels decreased in the first three quarters of 2006 by 25.8% from the fourth quarter of 2005, but increased by 3.9% in fourth quarter of 2006.  Average selling prices of our large-size panels decreased 10.9% in the first quarter of 2007 from the fourth quarter of 2006 and then increased in the last three quarters of 2007 by 31.1% from the first quarter of 2007. On a year-on-year basis, average selling prices increased 1.2% in 2007 compared to 2006 and declined 13.7% in 2006 compared to 2005. We expect average selling prices of large-size panels will continue to decrease in 2008.

Our revenues depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels decreased by 21.1% in 2005, decreased by 13.7% in 2006 and increased by 1.2% in 2007. Our gross margin decreased from 13.7% in 2005 to 10.2% in 2006 as a result of a 13.7% decrease in average selling prices. Average selling prices decreased in the first quarter of 2005 due to increased capacity; however average selling prices recovered from the second to fourth quarter of 2005 as a result of strong demand fueled by a decrease in panel prices. Average selling prices decreased in the first three quarters of 2006 as a result of oversupply and excess inventory due to lower than expected demand for LCD television purchases from viewers of the 2006 World Cup, and slightly recovered in the fourth quarter of 2006 due to a seasonal increase in demand. Average selling prices of our large-size panels increased in the last three quarters of 2007 because of the low level of inventory in the market as well as increases in demand.

To meet demand, many TFT-LCD manufacturers, including our company, may expand capacities. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decrease as the cost of manufacturing TFT-LCD panels declines.

Production Capacity

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2007, we had an annual capacity to produce approximately 15.3 million square meters of glass area of TFT-LCD panels.

Fab Construction and Ramp-Up Process

Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield.

We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger size panels command higher prices, but also have higher manufacturing costs. In 2007, an increase in demand for consumer electronics products using larger panels such as portable DVD players, digital photo frames, and low cost PCs caused a shift in product mix to more medium-sized panels being produced. The continuing demands for notebook computers and the continuing trends towards desktop monitors as a result of the popularity of wide screen monitors and upgrading to large size LCD panels led us to shift our product mix to include primarily 14.1- and 15.4-inch panels for notebook computers and 17.1-, 19- and 20.1-inch panels for desktop monitors. Net sales of panels for computer products represented 63.5%, 50.3% and 46.3% of our net sales in 2005, 2006 and 2007, respectively. This declining trend was due primarily to the increase in sales of LCD television panels as a proportion of our net sales.  Moreover, a strong demand for LCD television panels contributed to increased production of LCD television panels with sizes mainly ranging from 20- to 46-inch. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

Merger with Quanta Display Inc.

Facing increasing competition in the TFT-LCD industry, such as from Samsung and LG Display, we sought to achieve a better competitive position in the industry through resource integration. On October 1, 2006, we completed our merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels, to strengthen our competitiveness through synergies such as the expansion of production capacity and lowering of raw material costs.  Under the terms of the merger agreement dated April 7, 2006, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and as a result issued 1,479,110,029 shares of AUO to QDI shareholders.

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

The movements of the allowance for sales returns and discounts are as follows:

	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	698,506	414,086	833,524	25,702
Provision charged to revenue	337,828	2,322,856	4,165,379	128,442
Allowance assumed from the merger with QDI	—	98,190	—	—
Write-off	(622,248)	(2,001,608)	(3,743,870)	(115,444)
Balance at end of year	414,086	833,524	1,255,033	38,700

As of December 31, 2005, 2006 and 2007, the allowance for sales discounts and returns was NT$414.1 million, NT$833.5 million and NT$1,255.0 million (US$38.7 million), respectively. In 2005, we provided a provision for sales returns and discounts as a result of a decrease in average selling prices from the second quarter of 2004 to the first quarter of 2005. The provision made in 2006 increased significantly as compared with 2005 due to the decrease in average selling prices as a result of oversupply and excess inventory in the first three quarters of 2006.  The provision made in 2007 increased significantly as compared with 2006 due to the increase in sales in 2007.

Long-Lived Assets and Intangible Assets

Under ROC and US GAAP, we review our long-lived assets and identifiable intangible assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable. Furthermore, we review our assets held for sale for impairment whenever we feel that the expected selling price less cost of these assets may be lower than the carrying amount. Judgments about the fair value of assets held for sale are generally based upon market assumptions about value of similar assets.

Under ROC GAAP, we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. Under US GAAP, we assess recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for sale. In 2005, 2006 and 2007, under ROC GAAP we recorded impairment loss on long-lived assets of NT$9.0 million, NT$6.2 million and NT$547.2 million (US$16.9 million), respectively, classified under non-operating expenses and losses. In 2005, 2006 and 2007, under ROC GAAP, we recorded depreciation expense on idle assets of NT$146.1 million, NT$224.7 million and NT$811.4 million (US$25.0 million), respectively, classified under non-operating expenses and losses. Under US GAAP, we recorded impairment losses on long-lived assets and assets held for sale under operating expenses and losses.

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

Under ROC GAAP, effective January 1, 2006 and in accordance with the amended ROC SFAS No. 25 “Business Combinations,” goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. We determined that we have one cash generating unit for purposes of testing goodwill for impairment. The fair value of the cash generating unit calculated using a cash flow projection of five years was compared to the carrying value of stockholders’ equity.

Under US GAAP, we determined that we have one reporting unit for purposes of testing goodwill for impairment, which is the enterprise as a whole. We compare the carrying amount of total stockholders’ equity consolidated on a US GAAP basis to market value based on the quoted market price of the company’s shares on the date of assessment to determine if goodwill is potentially impaired.

Based on the assessments mentioned above, we concluded goodwill as of December 31, 2006 and 2007 was not impaired under both ROC GAAP and US GAAP.

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

The movements of the allowance for uncollectible accounts are as follows:

	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	90,306	91,422	474,025	14,617
Provision charged to expense	1,116	278,216	(71,435)	(2,203)
Allowance assumed from the merger with QDI	—	149,866	—	—
Write-off	—	(45,479)	(85,407)	(2,633)
Balance at end of year	91,422	474,025	317,183	9,781

As of December 31, 2005, 2006 and 2007, the allowance we established for doubtful accounts was NT$91.4 million, NT$474.0 million and NT$317.2 million (US$9.8 million), respectively. The allowance made in 2006 increased significantly from 2005 due to our assumption of QDI’s allowance for doubtful accounts and an increase in sales.

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

As of December 31, 2005, 2006 and 2007, the provision for inventory obsolescence and devaluation was NT$1,344.3 million, NT$4,263.3 million and NT$3,771.7 million (US$116.3 million), respectively, which were classified in cost of goods sold in the statements of income. For the years ended December 31, 2005, 2006 and 2007, we have not made any significant changes to estimates used to determine the provisions for excess and obsolete inventory.

Equity-Method Investments

When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares and/or have significant board and management representation) those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of non-current assets. Any unallocated difference is treated as investor-level goodwill. Prior to January 1, 2006, under ROC GAAP, the amount of unallocated difference is amortized over five years. Commencing January 1, 2006, as required by the amended ROC SFAS No. 5 “Long-term Investments under Equity Method,” it is no longer amortized and the carrying value of the total investment is assessed for impairment. Under US GAAP, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity-method investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our statement of income.

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

In 2004, we purchased 126,600,000 shares of Qisda, and, as of December 31, 2007, held a 5.19% equity interest in Qisda. On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda, bringing our total equity interest to 9.58%.  As our chairman is also the chairman of Qisda and two of our directors are also executive officers of Qisda, and we have other commercial relationships with Qisda, we are deemed to have the ability to exercise significant influence over Qisda. As such, we account for our investment in Qisda under the equity method of accounting. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is amortized based on the nature of their source.  If the source cannot be identified, such difference was amortized over five years using the straight-line method prior to January 1, 2006.  Effective January 1, 2006, the difference is no longer amortized. For the year ended December 31, 2006 and in accordance with ROC SFAS No. 35, we evaluated our investment in Qisda and determined that the investee was in a loss position due to the continuous decline of its stock price for a six month period.  We determined that the impairment was other than temporary and therefore recognized an impairment loss of NT$271.1 million, which was calculated based on the difference between the acquisition cost and the fair value of the investment.

Income Taxes

We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2007, our valuation allowances on deferred tax assets was NT$17,164.0 million (US$529.3 million) under ROC GAAP. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net operating losses and investment tax credits, net of the existing valuation allowance as of December 31, 2007.

We used estimated future taxable income for the next five years to determine the realizability of our deferred tax assets and the resulting requirement for valuation allowance.  We believe that, as of December 31, 2007, the estimated future taxable income beyond the five-year period cannot be objectively and reliably determined given the cyclical nature of the TFT-LCD industry.  In addition, the five-year period is considered to be consistent with the statutory period that the tax credit and loss carryforward can be utilized under ROC Tax Law.

The estimate of future taxable income required to realize net deferred tax assets as of December 31, 2007 is approximately NT$16,278.4 million (US$502.0 million). The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Legal Contingencies

From time to time, we are involved in disputes that arise in the ordinary course of business, and we do not expect this to change in the future. We are currently involved in legal proceedings discussed in “Item 8.A.7. Litigation”.

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

Results of Operations

The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	86.3	89.8	82.1
Gross profit	13.7	10.2	17.9
Operating expenses	5.9	5.3	4.7
Selling	1.9	2.3	2.4
General and administrative	1.8	1.4	1.1
Research and development	2.2	1.6	1.2
Operating income	7.8	4.9	13.2

	Year Ended December 31,
	2005	2006	2007
	%	%	%
Net non-operating loss	(0.4)	(1.4)	(1.0)
Income before income tax	7.4	3.5	12.2
Income tax expenses	0.2	0.4	0.4
Net income	7.2	3.1	11.8

Our gross, operating and net margins have decreased from 2005 to 2006. In 2005, our LCD television business represented an increasing proportion of our net sales. LCD television products required a large capital expenditure which affected our profitability.  In 2006, oversupply in the TFT-LCD industry and a shift in our product mix to LCD television products contributed to a decrease in our profitability. Our gross, operating and net margin have increased from 2006 to 2007. In 2007, a strong demand in the TFT-LCD industry contributed to an increase in our unit sales, and an improvement on our product mix allowed us to lower our production cost.  As a result, we were able to achieve higher profitability in 2007.

For the Years Ended December 31, 2007 and 2006

Net Sales

Net sales increased 63.8% to NT$480,183.6 million (US$14,806.8 million) in 2007 from NT$293,106.8 million in 2006 due to a 68.0% increase in net sales of large-size panels and a 30.2% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 68.0% to NT$437,970.3 million (US$13,505.1 million) in 2007 from NT$260,753.1 million in 2006. This increase was primarily due to an increase in unit sales and a slight increase in average selling prices. Large-size panels sold increased 65.9% to 80.9 million panels in 2007 from 48.8 million panels in 2006. The average selling price per panel of our large-size panels increased 1.2% to NT$5,413.8 (US$166.9) in 2007 from NT$5,347.0 in 2006, primarily as a result of low level of inventory in the market and increased demand. The increase in unit sales of large-size panels was due to an increase in demand and expanded production capacity through the merger with QDI, effective October 1, 2006.

Net sales of small- to medium-size panels increased 30.2% to NT$39,922.9 million (US$1,231.0 million) in 2007 from NT$30,666.1 million in 2006. The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales, partially offset by a decrease in average selling prices. Unit sales of our small- to medium-size panels increased 80.7% to 143.1 million panels in 2007 from 79.2 million panels in 2006. The average selling price per panel of our small- to medium-size panels decreased 28.0% to NT$279.0 (US$8.6) in 2007 from NT$387.3 in 2006, primarily as a result of the change of our product mix. The increase in unit sales of small- to medium-size panels was primarily due to a change in the sales volume of products within a price range through the merger with QDI and an increase in demand.

Cost of Goods Sold

Cost of goods sold increased 49.7% to NT$394,005.4 million (US$12,149.4 million) in 2007 from NT$263,256.5 million in 2006. This increase was primarily as a result of an increase in our requirements for raw materials and components and an increase in depreciation and amortization expenses.

Raw material and component costs increased 44.9% in 2007 as compared to 2006 primarily as a result of an increase in unit sales of our panels. Overhead expenses, including depreciation and amortization expenses, increased 58.9% in 2007 as compared to 2006, primarily due to increased production costs and capacity at our fabs and increased depreciation expenses associated with our sixth-generation and 7.5-generation fabs.  Direct labor costs increased 66.6% in 2007 as compared to 2006, primarily as a result of an increased number of employees due to our increased production capacity in the ramp-up of our sixth-generation and 7.5-generation fabs.

As a percentage of net sales, cost of goods sold decreased to 82.1% in 2007 from 89.8% in 2006.  This decrease was primarily the result of a decrease in cost of goods sold per panel and a slight increase in average selling prices for our large-size panels.

Gross Profit

Gross profit was NT$86,178.2 million (US$2,657.4 million) in 2007 compared to NT$29,850.3 million in 2006. Gross margin, which is gross profit divided by net sales, was 17.9% in 2007 as compared to 10.2% in 2006. The increase in our gross margin was primarily as a result of the increase in net sales of 63.8% and higher capacity utilization rate.

Under US GAAP, gross profit was NT$73,179.3 million (US$2,256.5 million) in 2007 compared to NT$23,372.0 million in 2006. Gross margin under US GAAP was 15.2% in 2007 as compared to 8.0% in 2006. The increase in our gross margin under US GAAP was primarily as a result of the increase in net sales of 63.8%  and higher capacity utilization rate, offset by higher employee bonus expense in 2007.

Operating Expenses

Operating expenses increased 46.5% to NT$22,903.5 million (US$706.2 million) in 2007 from NT$15,634.0 million in 2006. As a percentage of net sales, operating expenses decreased to 4.7% in 2007 from 5.3% in 2006. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2007. Selling expenses increased 71.2% to NT$11,600.5 million (US$357.7 million) in 2007 from NT$6,776.3 million in 2006, primarily due to increase in transportation cost and warranty expense as a result of increased sales. Selling expenses as a percentage of net sales increased to 2.4% in 2007 from 2.3% in 2006. General and administrative expenses increased 32.7% to NT$5,432.4 million (US$167.5 million) in 2007 from NT$4,094.9 million in 2006 primarily due to effect of expanded operations in general compared to 2006, including the consolidation of Toppan CFI and the commencement of commercial production at our new module-assembly facility in Xiamen, PRC established by AU Optronics (Xiamen) Corp. General and administrative expenses as a percentage of net sales decreased to 1.1% in 2007 from 1.4% in 2006. Research and development expenses increased 23.3% to NT$5,870.5 million (US$181.0 million) in 2007 from NT$4,762.8 million in 2006, primarily due to increase in personnel expense and depreciation expense. Research and development expenses as a percentage of net sales decreased to 1.2% in 2007 from 1.6% in 2006.

Under US GAAP, operating expenses increased 34.8% to NT$21,328.3 million (US$657.7 million) in 2007 from NT$15,819.3 million in 2006. As a percentage of net sales, operating expenses decreased to 4.4% in 2007 from 5.4% in 2006. Selling expenses under US GAAP, increased 48.9% to NT$8,050.9 million (US$248.3 million) in 2007 from NT$5,407.6 million in 2006. Selling expenses as a percentage of net sales decreased to 1.7% in 2007 from 1.8% in 2006. Research and development expenses increased 16.4% to NT$5,677.7 million (US$175.1 million) in 2007 from NT$4,877.6 million in 2006. Research and development expenses as a percentage of net sales decreased to 1.2% in 2007 from 1.7% in 2006. General and administrative expenses increased 37.3% to NT$7,599.7 million (US$234.3 million) in 2007 from NT$5,534.1 million in 2006. General and administrative expenses as a percentage of net sales decreased to 1.6% in 2007 from 1.9% in 2006.

Operating Income and Operating Margin

As a result of the foregoing, operating income increased 3.5 fold to NT$63,274.8 million (US$1,951.1 million) in 2007 from NT$14,216.3 million in 2006, and operating margin increased to 13.2% in 2007 from 4.9% in 2006.

Under US GAAP, operating income increased 5.9 fold to NT$51,851.0 million (US$1,598.9 million) in 2007 from NT$7,552.6 million in 2006, and operating margin increased to 10.8% in 2007 from 2.6% in 2006.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$4,710.9 million (US$145.3 million) in 2007 compared to net non-operating expenses and losses of NT$4,016.0 million in 2006. We had higher net non-operating expenses and losses in 2007 as compared to 2006 primarily as a result of an increase in interest expense. We had a net interest expense of NT$4,457.8 million (US$137.5 million) in 2007 compared to a net interest expense of NT$2,265.5 million in 2006, primarily as a result of our assumption of QDI debt, which contributed to an increase in the amount of average outstanding debt. We had a net investment gain from our equity method investment of NT$201.2 million

(US$6.2 million) in 2007 compare to a net investment loss of NT$1,701.5 million in 2006 due to Qisda’s loss position in 2006.

Under US GAAP, we had lower net non-operating expenses and losses of NT$3,416.7 million (US$105.4 million) in 2007 compared to net non-operating expenses and losses of NT$5,330.3 million in 2006.  We had lower net non-operating expenses and losses in 2007 as compared to 2006 primarily as a result of decrease in investment loss in equity-method investments which was partially offset by an increase in interest expense.  We had a net investment income of NT$121.2 million (US$3.7 million) in 2007 compare to a net investment loss of NT$2,035.9 million in 2006.  In 2007, we had net interest expense of NT$5,036.0 million (US$155.3 million) compare to a net interest expense of NT$3,911.8 million in 2006.  We had net other income of NT$1,596.7 million (US$ 49.2 million) compare to a net other income of NT$443 million in 2006. The higher net other income in 2007 primary due to an increase of gain from redemption of our corporate bonds of NT$864.0 million (US$26.6 million).

Income Tax Expense

We recognized an income tax expense of NT$2,087.9 million (US$64.4 million) in 2007 compared to an income tax expense of NT$1,068.3 million in 2006. The statutory income tax rate in the ROC is 25%.  The effective tax rate was lower than 25% primarily due to investment tax credits and tax exemptions. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year. Our income tax expense increased in 2007 primarily due to higher taxable income and less investment tax credit available to be applied which were partially offset by decrease in valuation allowance for deferred tax assets.

Under US GAAP, we recognized an income tax expense of NT$3,053.1 million (US$94.1 million) in 2007 compared to an income tax expense of NT$1,059.2 million in 2006. Our income tax expense increased in 2007 primarily due to higher taxable income and less investment tax credit available to be applied which were partially offset by decrease in valuation allowance for deferred tax assets. Under US GAAP, and in accordance with US SFAS No.109, if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. In 2007, goodwill arising from the merger with QDI was decreased by unused investment tax credit assumed from the merger of NT$912 million (US$28.1 million), and an additional reduction to goodwill of NT$304 million (US$9.4 million) was recognized due to this adjustment.

Net Income

As a result of the foregoing, net income increased 5.2 fold to NT$56,475.9 million (US$1,741.5 million) in 2007 from NT$9,093.4 million in 2006.

Under US GAAP , net income increased 37.7 fold to NT$45,355.5 million (US$1,398.6 million) in 2007 from NT$1,173.2 million in 2006.

For the Years Ended December 31, 2006 and 2005

Net Sales

Net sales increased 34.8% to NT$293,106.8 million (US$8,993.8 million) in 2006 from NT$217,388.4 million in 2005 due to a 37.2% increase in net sales of large-size panels and a 15.2% increase in net sales of small- and medium-size panels. Net sales of large-size panels increased 37.2% to NT$260,753.1 million (US$8,001.0 million) in 2006 from NT$190,040.7 million in 2005. This increase was primarily due to an increases in unit sales and production capacity (as a result of our capacity expansion and the addition of production capacity in the fourth quarter from QDI production facilities), partially offset by a decrease in average selling prices. Large-size panels sold increased 59.1% to 48.8 million panels in 2006 from 30.7 million panels in 2005. The average selling price per panel of our large-size panels decreased 13.7% to NT$5,347 (US$164.1) in 2006 from NT$6,199 in 2005, primarily as a result of a decrease in average selling prices in the first three quarters of 2006 resulting from an oversupply of panels in the TFT-LCD industry. The increase in unit sales of large-size panels was due to our expanded production capacity and stimulated demand as a result of decreasing average selling prices. The increased demand was primarily due to increased demand for LCD televisions and notebook computers, and consumers continuing to replace their CRT monitors with TFT-LCD monitors.

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

Under US GAAP, gross profit increased 5.6% to NT$23,372.0 million (US$717.2 million) in 2006 from NT$22,126.5 million in 2005. Gross margin under US GAAP was 8.0% in 2006 as compared to 10.2% in 2005. The reduction in our gross margin under US GAAP was primarily as a result of an increase in our cost of goods sold and, to a lesser extent, lower employee bonus expense in 2006.

Operating Expenses

Operating expenses increased 21.6% to NT$15,634.0 million (US$479.7 million) in 2006 from NT$12,859.3 million in 2005. As a percentage of net sales, operating expenses decreased to 5.3% in 2006 from 5.9% in 2005. The increase in operating expenses was primarily as a result of an increase in unit sales of our panels in 2006 and the consolidation of operating expenses of QDI. Selling expenses increased 68.7% to NT$6,776.3 million (US$207.9 million) in 2006 from NT$4,016.7 million in 2005. Selling expenses as a percentage of net sales increased to 2.3% in 2006 from 1.9% in 2005. General and administrative expenses increased 3.4% to NT$4,094.9 million (US$125.6 million) in 2006 from NT$3,960.4 million in 2005, primarily due to the growth of our business as a result of an increase in sales and production capacity. General and administrative expenses as a percentage of net sales decreased to 1.4% in 2006 from 1.8% in 2005. Research and development expenses decreased 2.4% to NT$4,762.8 million (US$146.1 million) in 2006 from NT$4,882.3 million in 2005, primarily due to a reduction in technology transfer fees as we ceased to amortize technology transfer fees for certain contracts that have expired. Research and development expenses as a percentage of net sales decreased to 1.6% in 2006 from 2.2% in 2005.

Under US GAAP, operating expenses increased 25.1% to NT$15,819.3 million (US$485.4 million) in 2006 from NT$12,642.7 million in 2005. As a percentage of net sales, operating expenses decreased to 5.4% in 2006 from 5.9% in 2005. The increase in operating expenses was primarily due to an increase in selling expenses under US GAAP, which increased 86.5% to NT$5,407.6 million (US$166.0 million) in 2006 from NT$2,899.9 million in 2005, primarily due to an increase in transportation costs as a result of increased sales. Selling expenses as a percentage of net sales increased to 1.8% in 2006 from 1.3% in 2005. Research and development expenses increased 9.3% to NT$4,877.6 million (US$149.7 million) in 2006 from NT$4,462.9 million in 2005, primarily due to an increase in depreciation expenses for research and development equipment. Research and development expenses as a percentage of net sales decreased to 1.7% in 2006 from 2.1% in 2005. General and administrative expenses increased 4.8% to NT$5,534.1 million (US$169.8 million) in 2006 from NT$5,279.9 million in 2005. General and administrative expenses as a percentage of net sales decreased to 1.9% in 2006 from 2.4% in 2005.

Operating Income and Operating Margin

As a result of the foregoing, operating income decreased 16.3% to NT$14,216.3 million (US$436.2 million) in 2006 from NT$16,988.7 million in 2005, and operating margin decreased to 4.9% in 2006 from 7.8% in 2005.

Under US GAAP, operating income decreased 20.4% to NT$7,552.6 million (US$231.7 million) in 2006 from NT$9,483.8  million in 2005, and operating margin decreased to 2.6% in 2006 from 4.4% in 2005.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$4,016.0 million (US$123.2 million) in 2006 compared to net non-operating expenses and losses of NT$894.1 million in 2005. We had higher net non-operating expenses and losses in 2006 as compared to 2005 primarily as a result of increases in net interest expense and investment loss in equity-method investments which was partially offset by an increase in interest income and other income. We had a net interest expense of NT$2,265.5 million (US$69.5 million) in 2006 compared to a net interest expense of NT$1,086.6 million in 2005, principally as a result of our assumption of QDI debt and an increase in the amount of average outstanding debt. We had a net foreign currency exchange gain of NT$598.3 million (US$18.4 million) in 2006 and a net gain on other income of NT$218.9 million (US$6.7 million). In addition, due to Qisda’s continuous loss position, we recorded NT$1,491.8 million (US$45.8 million) of equity loss in 2006, which represented 87.7% of our total loss reported for equity-method investments in 2006. In 2006, we also recorded NT$271.1 million (US$8.3 million) of impairment loss in connection with our Qisda investment based on our assessment.

Under US GAAP, we had net non-operating expenses and losses of NT$5,330.3 million (US$163.6 million) in 2006 compared to net non-operating expenses and losses of NT$646.7 million in 2005. We had higher net non-operating expenses and losses in 2006 as compared to 2005 primarily as a result of our assumption of QDI debt, including its convertible bonds, which resulted in an increase in net interest expenses. Under US GAAP Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” the two overseas convertible bonds outstanding as of December 31, 2006 were deemed to contain embedded derivative features, which require bifurcation and accounted for at fair value, resulting in higher interest expense recorded in 2006.

Income Tax Expense

We recognized an income tax expense of NT$1,068.3 million (US$32.8 million) in 2006 compared to an income tax expense of NT$473.4 million in 2005. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year. Our income tax expense increased in 2006 primarily due to less investment tax credit available to be applied in 2006 as compared to 2005.

Under US GAAP, we recognized an income tax expense of NT$1,059.2 million (US$32.5 million) in 2006 compared to an income tax expense of NT$473.4 million in 2005.

Net Income

As a result of the foregoing, net income decreased 41.8% to NT$9,093.4 million (US$279.0 million) in 2006 from NT$15,621.2 million in 2005.

Under US GAAP, as a result of the foregoing, net income decreased 86.5% to NT$1,173.2 million (US$36.0 million) in 2006 from NT$8,678.2 million in 2005.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

The corporate income tax rate in Taiwan applicable to us is 25%. Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a basic tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the basic tax rate set by the tax authority is 10%. There are grandfathered treatments from the tax holidays approved by the tax authorities before IBTA Statute took effect.  The IBTA Statute does not have a significant impact to our financial statements.

Recognition of Deferred Tax Assets

Our valuation allowance provided on deferred tax assets is evaluated by the same method under ROC GAAP and US GAAP. Please see note 27 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2007 amounted to NT$7,259.4 million (US$223.8 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the ability to consider our projection of income before tax for future years. If we do not achieve the projection of income before tax for future years, the amount of the deferred tax assets recognized may be significantly reduced. See also “—Operating Results—Critical Accounting Policies—Income Taxes.”

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

We set forth below certain information with respect to our tax exemptions.  With respect to tax exemptions relating to QDI, we are entitled to rely on such exemptions as the successor corporation resulting from the merger in 2006.

•
Share offerings in 1999 by Unipac and QDI for the purchase of equipment used at our second and fourth 3.5-generation fabs respectively and share offering in 1999 by Acer Display for the purchase of equipment used at our fourth-generation fab.

•	The tax exemption period relating to the equipment purchased for our second 3.5-generation fab is four years and will expire in December 2008.

•	The tax exemption period relating to our fourth 3.5-generation fab commenced in 2005 and will expire in 2009.

•	The tax exemption period relating to our fourth-generation fab commenced in 2005 and will expire in 2009.

•	Share offering in 2000 and 2002 by QDI for the purchase of equipment used at our 3.5-generation fab and 5.5-generation fab, respectively.

•	The tax exemption period relating to our 3.5-generation fab commenced in 2005 and will expire in 2009.

•	The tax exemption period relating to our 5.5-generation fab commenced in 2007 and will expire in 2011.

•	Share offerings in 2001 by Unipac, Acer Display and QDI for the purchase of equipment used at our fourth-generation fab and 3.5-generation fab.

•	The tax exemption period relating to our fourth-generation fab commenced in 2005 and will expire in 2009.

•	The tax exemption period relating to our 3.5-generation fab commenced in 2006 and will expire in 2010.

•	Share offering in 2003, 2004 and 2005 by QDI for the purchase of equipment used at our 5.5-generation fab and sixth-generation fab, respectively.

•	The tax exemption period relating to our 5.5-generation fab commenced in 2008 and will expire in 2012.

•
The tax exemption period relating to our sixth-generation fab is five years, we have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2001 for the purchase of equipment used at our 3.5-generation fab and fifth-generation fab.

•	The tax exemption period relating to our 3.5-generation fab commenced in 2006 and will expire in July 2009.

•	The tax exemption period relating to our fifth-generation fab commenced in 2006 and will expire in April 2009.

•	Capitalization of retained earnings in 2003 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period commenced in 2006 and will expire in 2010.

•	Issuance of ADS in 2002 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period commenced in 2006 and will expire in 2010.

•	Capitalization of retained earnings in 2004 for the purchase of equipment used at our sixth-generation fab.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2004 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2005 and 2006 for the purchase of equipment used at our 7.5-generation fab.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2005 for the purchase of equipment used at our sixth-generation and 7.5-generation fabs.

•	The tax exemption period is five years.

•	We have not received all required government approvals and have not yet designated the year from which we will use this tax exemption.

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

Loss Carryforwards

As of December 31, 2007, we had accumulated NT$2,840.1 million (US$87.6 million) of loss carryforwards available. These loss carryforwards available expire five years after the end of the year in which it occurred.  As of December 31, 2007, NT$2,646.9 million (US$81.6 million) and NT$193.2 million (US$6.0 million) of those loss carryforwards are expected to expire in 2011 and 2012.

Tax Credits

We also benefit from certain tax credits under ROC law that may be applied toward reducing our tax liabilities. Prior to April 2002, we received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the ROC becoming a member of the World Trade Organization, the ROC Ministry of Economic Affairs amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. This rate was subsequently reduced to 11% in July 2004 and further reduced to 7% in March 2006. We also receive tax credits at a rate of 10% for the purchase of production technology and at a rate of 13% for the purchase of pollution control equipment which have been further reduced to 5% and 7%, respectively, in March 2006. As of December 31, 2007, we had accumulated NT$19,149.5 million (US$590.5 million) of these tax credits. These tax credits expire four years after the end of the year in which we receive the equipment. As of December 31, 2007, NT$4,005.7 million

(US$123.5 million), NT$7,451.4 million (US$229.8 million), NT$6,408.1 million (US$197.6 million) and NT$1,284.3 million (US$39.6 million) of these tax credits are expected to expire in 2008, 2009, 2010 and 2011, respectively.

We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the preceding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2007, we had accumulated NT$2,804.2 million (US$86.5 million) of these tax credits.  These tax credits expire four years after the year expenses are incurred. As of December 31, 2007, NT$514.9 million (US$15.9 million), NT$855.4 million (US$26.4 million), NT$755.8 million (US$23.3 million) and NT$678.1 million (US$20.9 million) of these tax credits are expected to expire in 2008, 2009, 2010 and 2011, respectively.

Tax on Retained Earnings

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. According to the amendment to the ROC Income Tax Law, which came into effect on June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our earnings as determined under ROC GAAP and as reported in our audited financial statements rather than our tax returns submitted to the ROC taxation authority. See “Item 10.E. —Taxation—ROC Tax Considerations—Retained Earnings Tax.”

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

As of December 31, 2007, we had current assets of NT$217,878.3 million (US$6,718.4 million) and current liabilities of NT$174,520.9 million (US$5,381.5 million). We expect to meet our working capital requirements as they become due and comply with current ratio covenants in our long-term loans and facilities through cash flow from operations, supplemented as necessary by financing activities. In addition, we can drawdown on our existing long-term credit facilities which would increase our current assets without affecting our current liabilities.

As of December 31, 2007, our primary source of liquidity was NT$89,889.6 million (US$2,771.8 million) of cash and cash equivalents and NT$1,347.1 million (US$41.5 million) of financial assets available for sale. As of December 31, 2007, we had total short-term credit lines of NT$20,589.0 million (US$634.9 million), of which we had borrowed NT$136.6 million (US$4.2 million).  All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2007, we had outstanding long-term borrowings of NT$149,912.5 million (US$4,622.6 million).  The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2007 ranged between 2.68% and 7.74% per year.

In November 2003, we entered into a NT$35.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2007, NT$35.0 billion (US$1.1 billion) had been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in April 2004.

In June 2004, we entered into a NT$55.0 billion and US$150.0 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2007, NT$55.0 billion (US$1.7 billion) and US$150.0 million has been drawn down under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in June 2005.

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

In July 2005, we issued an aggregate of 33,000,000 ADSs representing 330,000,000 shares of our common stock. The net proceeds from the offering were approximately NT$15,594.2 million. We used the net proceeds to repay indebtedness and for the construction of and purchase of equipment and machinery production facilities.

In July 2005, we entered into a NT$42.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2007, NT$42.0 billion (US$1.3 billion) had been drawn down under this credit facility. We issued NT$5.0 billion (US$0.2 billion) secured corporate bonds under this credit facility in March 2006.

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

In August 2006, we entered into a RMB2.8 billion and US$75.0 million seven-year syndicated credit facility, for which ABN AMRO Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2007, RMB1,674.4 million (US$51.6 million) has been drawn down under this credit facility.

We assumed the following outstanding bonds, credit facilities and arrangements as a result of our merger with QDI:

In April 2004, QDI issued an aggregate principal amount of NT$10.5 billion of zero-coupon convertible bonds due April 2009. The initial conversion price was NT$29.26 per share, subject to adjustment. The conversion price was adjusted to NT$70.49 per share in 2006 as a result of our merger. In addition, as a result of our merger, ROC regulators directed that bondholders be given the option to redeem their investments in the QDI bonds. Holders of an aggregate principal amount of NT$5.3 billion of the bonds opted for the early redemption. As of December 31, 2007, the total carrying value was NT$5.1 billion (US$0.2 billion).

In November 2004, QDI issued an aggregate principal amount of US$294.5 million of zero-coupon convertible bonds due November 2009. The initial conversion price was NT$20.02 per share, subject to adjustment. The conversion price was adjusted to NT$52.54 per share in 2006 as a result of our merger. In January 2007, bondholders exercised their right to put back to us US$169.6 million aggregate principal amount of bonds, representing approximately 58% of the aggregate principal amount. As of December 31, 2007, the total carrying value was NT$3.8 billion (US$0.1 billion).

In July 2005, QDI issued an aggregate principal amount of NT$6.0 billion of zero-coupon convertible bonds due July 2010. The initial conversion price was NT$17.12 per share, subject to adjustment. The conversion price was adjusted to NT$44.10 per share in 2006 as a result of our merger. As of December 31, 2007, the total carrying value was NT$2.8 billion (US$0.1 billion).

In March 2005, Tech Well (Shanghai) Display Corp. entered into a RMB249 million and US$80 million five-year syndicated credit facility, for which Citi Bank acted as agent bank for the purpose of funding the construction and purchase of machinery and equipment at our Shanghai module-assembly facility.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Obligations under this credit facility are guaranteed by us.

In August 2005, QDI entered into a NT$500.0 million four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2007, NT$500.0 million (US$15.4 million) was drawn down under this credit facility.

In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the expansion of one of our sixth generation fabs.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2007, NT$14,000.0 million (US$431.7 million) was drawn down under this credit facility.

In July 2006, QDI entered into a NT$1.0 billion four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2007, NT$1,000.0 million (US$30.8 million) was drawn down under this credit facility.

With respect to all the syndicated credit facilities assumed by us as a result of our merger with QDI, we amended the terms of the credit facilities such that covenants made therein are the same as those made in our syndicated credit facilities, including covenants that we maintain certain financial ratios. We completed the amendments in early 2007.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.  As of December 31, 2007, we were in compliance with all financial and other covenants under our long-term loans and credit facilities.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, amounted to NT$190,629.1 million (US$5,878.2 million) as of December 31, 2007.

Net cash provided by operating activities amounted to NT$48,006.0 million in 2005, NT$68,526.7 million in 2006 and NT$156,926.9 million (US$4,838.9 million) in 2007.  The significant increase in net cash provided by operating activities in 2007 compared to 2006 was primarily due to higher net income, as a result of higher capacity utilization rate and gross profit margin.  Our depreciation and amortization was NT$34,493.2 million in 2005, NT$52,760.2 million in 2006 and NT$81,705.6 million (US$2,519.4 million) in 2007.  Increases in depreciation and amortization were primarily due to increased capital investment for the expansion of our production capacity.  Our notes and accounts payable increased NT$23,286.0 million in 2005, NT$14,569.0 million in 2006 and NT$17,881.7 million (US$551.4 million) in 2007.  Our notes and accounts payable were partially offset by increases in notes and accounts receivable of NT$22,100.1 million in 2005 and NT$14,211.5 million in 2007, and increases in inventories of NT$3,895.6 million in 2005 and NT$13,975.0 million in 2006.

Net cash used for investing activities was NT$82,456.2 million in 2005, NT$83,300.6 million in 2006 and NT$66,123.1 million (US$2,038.9 million) in 2007. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$80,652.3 million in 2005, NT$87,246.7 million in 2006 and NT$65,136.7 million (US$2,008.5 million) in 2007. These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings and the issuance of shares.

Net cash provided by financing activities was NT$43,097.3 million in 2005, reflecting primarily proceeds from the issuance of common stock of NT$15,594.2 million and an increase of long-term borrowings and bonds payable of NT$47,468.0 million which was offset by repayment of long-term borrowings and bonds payable of NT$7,472.8 million and the payment of a cash dividend in the amount of NT$5,935.2 million. Net cash provided by financing activities was NT$32,550.8 million in 2006, reflecting primarily an increase of long-term borrowings and bonds payable of NT$55,791.1 million which was offset by repayment of long-term borrowings and bonds payable of NT$19,753.5 million and the payment of a cash dividend in the amount of NT$1,749.2 million. Net cash used in financing activities was NT$44,816.6 million (US$1,381.9 million) in 2007, reflecting primarily an increase of long-term borrowings and bonds payable of NT$36,845.2 million (US$1,136.1 million) which was offset by repayment of long-term borrowings and bonds payable of NT$76,843.6 million (US$2,369.5 million) and a decrease of short-term borrowings of NT$3,592.9 million (US$110.8 million).

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	72,536.5	64,411.7	49,319.3	1,520.8
Land and building purchases	21,317.5	24,834.6	584.2	18.0

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2005, 2006 and 2007, prepayments for purchases of equipment amounted to NT$15,529.0 million, NT$19,770.3 million and NT$7,945.8 million (US$245.0 million), respectively.

For the year ended December 31, 2007, our capital expenditures amounted to NT$65,136.7 million (US$2,008.5 million), primarily for the ramp-up of our second sixth-generation fab, acquired through the QDI merger, and our first 7.5-generation fab and the construction of our second 7.5-generation fab.

We estimate our capital expenditures to be approximately NT$130.0 billion for 2008, primarily for the ramp-up of our second sixth-generation fab, acquired through the QDI merger, our first 7.5-generation fab, and the installation of our second 7.5-generation fab and our first 8.5-generation fab. As of December 3l, 2007, we have commitments in an amount of approximately NT$46.5 billion to purchase equipment and machinery. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our expansion plans, and market conditions.

On April 11, 2008 and April 23, 2008, Toppan CFI entered into sale and purchase agreements with Allied Material Technology Corp. (“AMTC”) to acquire AMTC’s color-filter production line located at the Southern Taiwan Science Park, including manufacturing plant, machinery and other equipment, for a total consideration of NT$3,400,000 thousand.

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

5.C. Research and Development

We incurred research and development costs of NT$4,882.3 million, NT$4,762.8 million and NT$5,870.5 million (US$181.0 million) in 2005, 2006 and 2007, respectively, which represented 2.2%, 1.6% and 1.2%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have a research and development team that is dedicated to the development of LTPS. In addition, we have several research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2007, we employed approximately 1,300 research and development engineers.

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

LCD television products experienced significant growth in 2005. We successfully developed several technologies upgrading the performance of LCD television panels. Major achievements include Advanced Multi-domain Vertical Alignment (AMVA), high color gamut and fast moving picture response time (MPRT) technologies.

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

We have focused on four major technologies in 2007. First, we announced in 2008 the successful development of AMVA3, which is capable of 20% higher optical transmittance than AMVA.  Second, we implemented the optical film design for high efficiency CCFL lamp in LCD television applications, which can reduce power consumption by nearly 40% compared with mainstream models on the market. Third, we continued to develop the LED backlight technology, which is mercury-free and can achieve power savings of up to 30% compared to CCFL backlight.  We were a leading manufacturer of LED LCD panels for notebook computers in 2007.  Fourth, we focused on the ink jet printing technology, which is currently premature and under-developed.  Ink jet printing technology can produce up to 70% and 90% material usage saving when applied in the color filter process and the spacer spraying process, respectively.

Intellectual Property

Overview

As of April 22, 2008, we held a total of 4,145 patents, including 1,727 in Taiwan and 1,005 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2008 through 2027. We also have a total of 1,607 pending patent applications in Taiwan, 1,289 in the United States and 2,401 in other jurisdictions, including the PRC, Japan and Korea as of April 22, 2008. In addition, we have registered “AU Optronics” and our corporate logo, “AUO,” as trademarks and service marks in countries and jurisdictions where we operate, including the ROC, PRC, United States, European Union and Korea.

We require all of our employees to sign an employment agreement which prohibits the disclosure of any of our trade secrets, confidential information and proprietary technologies, and we also require our technical personnel to assign to us any inventions related to our business that they develop during the course of their employment.

We have licenses to use certain technology and processes from certain companies. In 2005, 2006 and 2007, our actual payments made for running royalties and fixed license and patent fees to companies from which we license intellectual property were NT$4,485.2 million, NT$4,946.8 million and NT$4,464.5 million, respectively, which accounted for 2.1%, 1.7% and 0.9%, respectively of our net sales. The increase in royalty expense in 2006 was primarily due to an increase in royalty payments which are calculated based on net sales or unit sales as our overall sales volume increase and the consolidation of royalty expense of QDI. We expect that our royalty expenses relating to intellectual property licenses will increase in the future due to increases in unit sales.

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

License Agreements

We have entered into patent and intellectual property license and cross license agreements that require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

We have a license agreement with FDTC, effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture TFT-LCD panels at each of our facilities.

We entered into a license agreement with SEL, effective as of September 1, 2003, in connection with our settlement and mutual release relating to a suit brought by SEL. The license agreement provides for the non-transferable and non-exclusive license under certain patents to manufacture all of our amorphous silicon TFT-LCD panels and modules at our facilities.

We have a cross-license agreement with Hitachi, effective as of November 5, 2004, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture TFT-LCD panels and modules.

In connection with the settlement of a lawsuit with Sharp, we entered into a cross-license agreement with Sharp, effective as of January 1, 2006, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture TFT-LCD panels and modules.

We entered into a cross-license agreement with Samsung, effective as of January 12, 2006, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture TFT-LCD products.

In addition to the above, we have also entered into license or cross license agreements with other third parties in connection with certain patents which such third parties own or control in the course of our business operations.

5.D. Trend Information

For trend information, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

5.E. Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2007, we had off-balance sheet outstanding letters of credit of US$30.2 million, JPY9,506.7 million and RMB17.6 million.

5.F. Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2007.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
			(in millions)
Contractual Obligations
Long-term debt obligations(1)	177,600.7	35,585.2	93,522.2	44,443.8	4,049.5
Operating lease obligations(2)	3,745.6	319.9	616.2	612.7	2,196.8
Purchase obligations(3)	46,492.1	46,492.1	―	―	―
Total	227,838.4	82,397.2	94,138.4	45,056.5	6,246.3

(1)	Includes principal payment obligations only.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)	Includes purchase orders for the machinery and equipment at our fabs. We have placed orders related to the installation of machinery and equipment at our second sixth-generation and our first 7.5-generation fabs. As of December 31, 2007, we had made commitments of approximately NT$14.9 billion (US$0.5 billion), primarily relating to the sixth-generation fab and approximately NT$24.7 billion (US$0.8 billion), relating to the 7.5-generation fab, which commitments may be cancelled subject to the payment of certain penalties.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents.  Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$123.5 million to our pension fund maintained with the Bank of Taiwan in 2008.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current and debt-equity ratios and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2007, we were in compliance with all financial covenants and other technical requirements under our credit facilities.

US GAAP Reconciliation

The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with
ROC GAAP	15,621.2	9,093.4	56,475.9	1,741.5
US GAAP	8,678.2	1,173.2	45,355.5	1,398.6
Shareholders’ equity in accordance with
ROC GAAP	155,819.5	231,076.3	300,819.9	9,276.0
US GAAP	166,918.9	238,618.1	291,865.8	8,999.9

Below is a discussion of certain significant differences between ROC GAAP and US GAAP. See note 27 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and US GAAP.

Convertible Bonds

We assumed convertible bonds from QDI in connection with the merger on October 1, 2006.  In accordance with the transition rule under ROC SFAS No. 36, for convertible bonds assumed in a business combination that do not involve a major modification, as defined, the debt instruments would not be subject to the requirements of ROC SFAS No. 36, provided that the convertible bonds were initially issued before January 1, 2005.  Accordingly, the equity component of the convertible bonds assumed from the QDI merger has not been bifurcated from the debt host and the entire amount of each of the assumed convertible bonds is recorded as a liability at fair value as of the acquisition date.  The difference between fair value and redemption value on the date of acquisition is treated as a discount or premium, which will be amortized and reflected in the statement of income using the effective interest rate method over the redemption period.  If and when the bond is converted, an amount is credited to common stock based on the par value of the common stock issued, with the difference between the carrying value of the bond and the par value of stock recorded as an adjustment to capital reserve.

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

Based on our assessment, we concluded that the conversion features of the two overseas convertible bonds assumed from QDI at October 1, 2006 qualify as embedded derivative instruments under US SFAS No. 133 since these bonds are denominated in a currency that is different from our functional currency and therefore require bifurcation from the debt host.  Accordingly, we recorded derivative instrument liabilities of NT$2.2 million as of October 1, 2006, based on the fair value of the conversion options embedded in the two overseas convertible bonds.  We further concluded that the put and call options embedded in the convertible bonds do not meet the definition of an embedded derivative instrument under US SFAS No. 133 since they are considered to be clearly and closely related to the debt host.  As a result, under US GAAP, the two overseas convertible bonds assumed from QDI have been recorded at their fair value as of the acquisition date without regard to the embedded conversion options.  The recorded carrying amounts will then be accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

Compensation Costs

According to our articles of incorporation, a remuneration amount of up to 1% of annual distributable earnings may be paid to our directors. Under ROC GAAP, these payments are charged directly to retained earnings in the period during which our shareholders approve these payments and are treated as financing activities in the statements of cash flows. Under US GAAP, these cash payments are recorded as compensation expense in the period when the related services are rendered and are treated as operating activities in the statement of cash flows.

Certain of our employees are entitled to bonuses in accordance with our articles of incorporation, which specify a bonus amount no less than 5% of our annual distributable earnings. Employee bonuses may be paid in cash, shares, or a combination of both. Under ROC GAAP, these bonuses are appropriated from retained earnings in the period our shareholders’ approval is obtained. If these employee bonuses are settled through the issuance of our shares, the amount charged against retained earnings is based on the par value of our shares issued.

Under US GAAP, the employee bonus expense is charged to income in the year during which services are provided. Shares we issue as part of these bonuses are recorded at fair value determined at the date on which the number of shares to be issued is known and upon adoption of US SFAS No. 123 (revised 2004) “Share-Based Payment” on January 1, 2006, the date on which there is a mutual understanding of the key terms and conditions of the award between us and our employees. The total amount of these bonuses is initially accrued based on the minimum cash value to be paid, with an adjustment in the subsequent year after shareholders’ approval.  Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of shares is recognized at the grant date.

Income Taxes

Under ROC GAAP, a valuation allowance is provided on deferred tax assets when they are not certain to be realized based on the available projection of future taxable income. However, the criteria by which the need for a valuation allowance is determined is less stringent than under US GAAP. In ROC, a 10% tax is imposed on any undistributed earnings.  For ROC GAAP purposes, we record the 10% tax on undistributed earnings in the year of shareholders’ approval.  Under US GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Depreciation of Property, Plant and Equipment

Under ROC GAAP, we depreciate buildings over estimated lives of 20 to 50 years based on guidance from the ROC Internal Revenue Code. Under US GAAP, buildings are depreciated over an estimated useful life of 20 years.

Equity-Method Investments

When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.  The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on investee’s books. Any unallocated difference is treated as investor-level goodwill.  Under US GAAP, such amount is not amortized.  Prior to January 1, 2006, under ROC GAAP, the amount of unallocated difference is amortized over five years. Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor-level goodwill is also no longer amortized and the entire carrying value of the equity-method investment is subject to assessment for impairment.

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

Recent ROC GAAP Accounting Pronouncements

In March 2007, the Accounting Research and Development Foundation of the Republic of China (the “ARDF”) issued an interpretation which requires ROC companies to recognize compensation expenses for bonuses paid to employees and directors beginning January 1, 2008. Such bonuses are currently recorded as appropriation of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees and directors in the form of shares be valued at fair market value for purposes of compensation expenses. We estimated that the adoption of this standard will result in a change to earnings of approximately 15% of the appropriable net income for 2008. However, the actual percentage to be paid in profit sharing bonuses is subject to the approval of our shareholders.

In August 2007, the ARDF issued ROC SFAS No.39, “Accounting for Share-based Payment,” which requires companies to measure share-based payment transactions at fair value and charge such amount to earning. The standard is effective from January 1, 2008. We do not expect this statement to have a material impact on our consolidated financial statements.

In November 2007, the ARDF revised ROC SFAS No.10, “Accounting for Inventory”, which requires inventories to be stated at the lower of cost or net realizable value item by item. The Last-In-First-Out method is no longer permitted. The revised ROC SFAS No.10 is effective from January 1, 2009. Early adoption is permitted.  We are currently evaluating the impact of ROC SFAS No.10 on our financial position and results of operations.

Recent US GAAP Accounting Pronouncements

In September 2006, the FASB issued US SFAS No. 157 “Fair Value Measurements,” which establishes a framework for measuring fair value and expands disclosures about fair value measurements. US SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No.157-2, “Effective Date of FASB Statement No.157”, which delays the effective date of US SFAS No.157 for nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008.  We are currently evaluating the impact of US SFAS No.157 and FSP FASNo.157-2 on our financial position and results of operations.

In February 2007, the FASB issued US SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities— Including an Amendment of FASB Statement No.115,” which permits entities to choose to measure certain financial instruments at fair value on a contract-by-contract basis.  US SFAS No.159 is effective for fiscal year beginning after November 15, 2007.  On January 1, 2008, we have elected not to adopt the fair value option for existing eligible items.

In December 2007, the FASB issued US SFAS No. 141R, “Business Combinations,” which requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value.”  Under US SFAS No. 141R, all business combinations will be accounted for by applying the acquisition method.  US SFAS No. 141R is effective for fiscal year beginning after December 15, 2008.  The impact that adoption of US SFAS No.141(R) will have on our financial position and result of operation will be dependent upon the specific term of any applicable future business combination.

In December 2007, the FASB issued US SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  US SFAS No. 160 is effective for fiscal year beginning after December 15, 2008.  We are currently evaluating the impact, if any, the adoption of US SFAS No. 160 will have on our financial statements.

In March 2008, the FASB issued US SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends US SFAS No. 133 and requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under US SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows.  US SFAS No. 161 expands the current disclosure framework in US SFAS No. 133, and is effective prospectively for periods beginning on or after November 15, 2008.  We are currently evaluating the impact of US SFAS No. 161 on our financial statement disclosures about derivative instruments and hedging activities.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not anticipate that this new FSP will have any material impact upon our financial condition or results of operations.

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

Pursuant to the ROC Company Law, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, two are representatives of Qisda and one is a representative of China Development Industrial Bank (“CDIB”).

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the ROC Financial Supervisory Commission  may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the ROC Financial Supervisory Commission has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Chieh-Chien Chao and Tze-Kaing Yang.

The following table sets forth information regarding all of our directors as of May 6, 2008. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company

Kuen-Yao (K.Y.) Lee	56	Chairman	2010	12	Chairman of Qisda

Hsuan Bin (H.B.) Chen	57	Vice-Chairman	2010	11	Chairman of Wellypower Optronics Corporation

Hui Hsiung	55	Director	2010	12	Chief Executive Officer and President of Qisda; Director of Qisda

Ronald Chwang(3)	60	Director	2010	*	Chairman and President of iD Ventures America

Ko-Yung (Eric) Yu(1)	52	Director	2010	12	Senior Vice President of Qisda

Ching-Shih Han(2)	44	Director	2010	1	Director of Wellypower Optronics Corporation; Director of Cando Corporation; Vice President of CDIB

Vivien Huey-Juan Hsieh	55	Director	2010	4	Professor at National Taipei University of Technology

Chieh-Chien Chao	64	Director	2010	4	Professor at National Chiao Tung University

Tze-Kaing Yang	54	Director	2010	1	Director of Taiwan Stock Exchange Corporation; Supervisor of ASUSTeK Computer Inc.

*	Less than one year.

(1)	Representing Qisda.

(2)	Representing CDIB.

(3)	Representing Qisda. Mr. Ronald Chwang replaced Mr. Cheng-Chu Fan as representative of Qisda as of May 6, 2008.

Kuen-Yao (K.Y.) Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master’s of Business Administration from the International Institute for Management Development in Switzerland in 1990.

Hsuan Bin (H.B.) Chen has been our Vice-Chairman and Chief Executive Officer  since 2007 and has been a director of our company since 1998. In addition, Mr. Chen was our President and Chief Operating Officer from 1997 to 2007. Mr. Chen received his Bachelor’s degree in Communications Engineering from the National Chiao Tung University in Taiwan in 1975. Mr. Chen worked for Acer Technologies Sdn. Bhd. in Malaysia from 1992 to 1997 before he joined Acer Display in 1997.

Hui Hsiung has been a director of our company since early 2002. Mr. Hsiung is also Chief Executive Officer and President of Qisda. Mr. Hsiung joined our company in 1996 as Director of the Research and Development Department, and from 1997 to 1999 served in positions in the company’s Marketing & Sales Division. Mr. Hsiung was a director of Acer Display from April 1999 to August 2001. From 2002 to 2007, Mr. Hsiung served as our Executive Vice President in charge of all our business units of our company. He received a Bachelor’s degree in Physics from the National Taiwan University in Taiwan in 1975 and a Ph.D. degree in Physics from the University of California, Berkeley in 1985.

Ronald Chwang has been a director of our company since 2008.  Mr. Chwang is also Chairman of iD Ventures America.  From 1998 to 2005, Mr. Chwang served as Chairman and President of Acer Technology Ventures, America.  He was also President and Chief Executive Officer of Acer America Corp from 1992 to 1997.  Mr. Chwang received a Bachelor’s degree in Engineering from McGill University in 1972 and his Ph.D. degree in Electrical Engineering from the University of Southern California in 1977.

Ko-Yung (Eric) Yu has been a director since 2007. Mr. Yu was a supervisor of our company from 1996 to 2007. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President of Qisda (formerly BenQ Corporation) since January 2002. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master’s of Business Administration degree from the Strathclyde Graduate Business School in United Kingdom in 1995.

Ching-Shih Han has been a director since 2007 and is also a vice president of in the direct investment department of CDIB. Ms. Han is also a director of Cando Corporation, Yobon Technologies Inc. and Wellypower Optronics Corporation. Ms. Han graduated from Fu Jen Catholic University with a Bachelor’s degree in business administration in 1987 and University of Connecticut with a Master’s degree in business administration in 1989.

Vivien Huey-Juan Hsieh has been our director since April 2004. Ms. Hsieh is also a director of Amigo Technology Inc. and Chief Telecom Inc. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, in Texas.

Chieh-Chien Chao has been our director since 2007 and was our supervisor from 2004 to 2007. Mr. Chao was the Chairman of Chiao Tung Bank from 1994 to 2000, the Chairman of The Farmers Bank of China from 2000 to 2003 and the Chairman of Small and Medium Business Credit Guarantee Fund from 2003 to 2004. Mr. Chao received a Ph.D. in economics from National Taiwan University in 1974.

Tze-Kaing Yang has been our director since 2007. Dr. Yang is Chairman of Yang Associates, a director of the Taiwan Stock Exchange Corporation and Ritek Corporation, and a supervisor of ASUSTeK Computer Inc.. Dr. Yang graduated from National Chengchi University with a Bachelor’s degree in business administration in 1977 and National Chengchi University with a Doctorate’s degree in business administration in 1987.

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2008.

Name	Age	Position	Years with Us
Hsuan Bin (H.B.) Chen	57	Vice-Chairman and Chief Executive Officer	11
Lai-Juh (L.J.) Chen	45	President and Chief Operating Officer	9
Max Cheng	46	Chief Financial Officer; Chief Accounting Officer; and Controller	10

Hsuan Bin (H.B.) Chen. See “—Directors and Supervisors.”

Lai-Juh (L.J.) Chen has been our President and Chief Operating Officer since September 2007. Prior to his current position, Dr. Chen was our senior vice president and general manager of global manufacturing. Before he joined our company, Dr. Chen was senior manager of the Industrial Technology Research Institute. Dr. Chen graduated from Tatung Institute of Technology in Taiwan with a Bachelor’s degree in chemical engineering in 1986 and National Tsing-Hua University in Taiwan with a Doctorate’s degree in chemical engineering in 1992.

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

6.B. Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.”  The aggregate compensation paid in 2007 to our directors and supervisors for their services was approximately NT$30.5 million (US$0.9 million). We pay our executive officers monthly salaries, in addition to employee bonuses. The aggregate compensation paid in 2007 to our executive officers for their services was approximately NT$54.4 million (US$1.7 million).

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2.0% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance.  Our pension cost for the year ended December 31, 2007 was NT$611.1 million (US$18.8 million). See note 16 to our consolidated financial statements.

We assumed two employee stock option plans, adopted in August 2002 and December 2003, respectively, as a result of the merger with QDI.  Full-time QDI employees that have joined us as a result of the merger with QDI are eligible to keep stock options granted before the merger. At this stage, we have not determined whether to grant more stock options or to expand the employee stock option plans to enroll other employees.

We granted 33,428,000 stock options pursuant to the 2002 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$11.0. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2002 employee stock option plan and reduced the number of stock options to 9,550,857 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ), each exercisable for one of our common shares at an adjusted exercise price of NT$37.5. Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. As of December 31, 2007, 493,358 stock options were outstanding and, all of which had vested. The options are generally not transferable.

We granted 40,541,170 stock options pursuant to the 2003 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$14.6. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2003 employee stock option plan and reduced the number of stock options to 11,583,191 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ), each exercisable for one of our common shares at an adjusted exercise price of NT$49.7. Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. As of December 31, 2007, 3,200,223 stock options were outstanding, all of which had vested. The options are generally not transferable.

6.C. Board Practices

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002.  On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act.  The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business.  Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Chieh-Chien Chao and Tze-Kaing Yang. Each audit committee member is an independent director who is financially literate and has accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities.

6.D. Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2005, 2006 and 2007.

	As of December 31,
Function	2005	2006		2007
Production	18,094	31,192		38,455
Technical(1)	4,404	7,685		8,285
Sales and marketing	378	566		658
Management and administration	1,451	1,567		1,712
Total	24,327	41,010	(2)	49,110

(1)	Includes research and development personnel.

(2)	We added 5,855 employees as a result of the merger with QDI.

The following table provides a breakdown of our employees by geographic location as of December 31, 2005, 2006 and 2007.

	As of December 31,
Location	2005	2006		2007
Taiwan(1)	13,514	20,965		21,190
PRC(2)	10,741	19,973		27,833
Others	72	72		87
Total	24,327	41,010	(3)	49,110

(1)	Employed by AU Optronics Corp. and Toppan CFI.

(2)	Employed by AU Optronics (Suzhou) Corp., AU Optronics (Xiamen) Corp. and Tech-Well (Shanghai) Display Corp.

(3)	We added 5,855 employees as a result of the merger with QDI.

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

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our annual distributed earnings. The amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share, and paid to our employees in Taiwan based on individual performance and job seniority. Based on par value, we paid NT$973.6 million in bonus shares and NT$649.1 million in cash bonuses to our employees in 2005 with respect to 2004. Based on par value, we paid NT$886.1 million in bonus shares and NT$379.7 million in cash bonuses to our employees in 2006 with respect to 2005. Based on par value, we paid NT$573.5 million in bonus shares and NT$245.8 million in cash bonuses to our employees in 2007 with respect to 2006.

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

We have two employee stock option plans, which we assumed as a result of the merger with QDI. Eligible employees may participate in our employee stock option plans. See “Item 6.B. Compensation”.

We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

The table below sets forth the share ownership, as of April 30, 2008, of the legal entities represented by our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman	9,756,979	*
Hsuan Bin (H.B.) Chen, Vice-Chairman and Chief Executive Officer	4,637,755	*
Hui Hsiung, Director	3,610,073	*
Ronald Chwang, Director(3)	613,592,072(1)	7.80%
Ko-Yung (Eric) Yu, Director	613,592,072(1)	7.80%
Lai-Juh (L.J.) Chen, President and Chief Operating Officer	1,240,149	*
Ching-Shih Han, Director	41,543,560(2)	*
Vivien Huey-Juan Hsieh, Director	—	—
Chieh-Chien Chao, Director	—	—
Tze-Kaing Yang, Director	—	—
Max Cheng, Chief Financial Officer, Chief Accounting Officer and Controller	1,084,290	*

*	The number of common shares held is less than 1% of our total outstanding common shares.

(1)	Represents shares held by Qisda.

(2)	Represents shares held by CDIB.

(3)	Mr. Ronald Chwang replaced Mr. Cheng-Chu Fan as representative of Qisda as of May 6, 2008.

As of April 30, 2008, none of our directors or executive officers held any of our employee stock options. None of our directors or executive officers has voting rights different from those of other shareholders.

For a description of the two employee stock option plans assumed by us as a result of the merger with QDI, see “—Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Qisda is one of our major shareholders. In March 2007, Qisda announced that its board of directors has approved the sale of up to 100,000,000 of our shares, representing 1.32% of our outstanding shares as of December 31, 2006. As of April 21, 2008, Qisda beneficially owned 7.84% of our outstanding shares. Two of our directors are representatives of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of April 21, 2008, Quanta Computer beneficially owned 5.22% of our outstanding shares.

There have been no changes in our major shareholders since April 21, 2008.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of April 21, 2008, the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	617,097,327	7.84%	7.84%
Quanta Computer Inc. 211, Wen Hwa 2nd Road, Gueishan Hsiang, Taoyuan, Taiwan, ROC	410,477,221	5.22%	5.22%
All directors as a group(1)	674,795,599	8.58%	8.58%

(1)
Calculated as the sum of: (a) with respect to directors who are serving in their personal capacity, the number of shares held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of December 31, 2007, approximately 7,865.2 million of our shares were outstanding. We believe that, of such shares, approximately 827.7 million shares in the form of ADSs were held by approximately 25,021 holders in the United States as of April 21, 2008.

7.B. Related Party Transactions

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for such person to provide services not within such person’s capacity as a director or executive officer of the company.

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

Qisda and Related Companies

Qisda

Qisda is one of our major shareholders, owning directly and indirectly a 7.84% equity interest in our company as of April 21, 2008. In addition, two of our nine directors are legal representatives of Qisda. In 2004, we purchased shares in Qisda, which as of December 31, 2007 represents 5.19% of their outstanding shares, in order to establish a long-term strategic relationship with Qisda. On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda, bringing our total equity interest in Qisda to 9.58%.  We did not receive any dividends from Qisda in 2007.

We sell panels for desktop monitors and LCD television to Qisda. We generated net sales to Qisda in the amount of NT$2,441.1 million (US$75.3 million) in 2007, and our receivables from these sales were NT$437.5 million (US$13.5 million) as of December 31, 2007.

We purchased TFT-LCD monitors, projectors, mobile phones and notebook computers from Qisda for use in our business. We did not make any purchases from Qisda in 2007.

Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ, an affiliate of our company, was 100% indirectly owned by Qisda as of March 31, 2008. We sell desktop monitor display panels and consumer electronics display panels to QCSZ. We generated net sales to QCSZ in the amount of NT$23,732.7 million (US$731.8 million) in 2007, and our receivables from these sales was NT$4,275.8  million (US$131.8 million) as of December 31, 2007. For a discussion of an increase in receivables, please see “Item 4.B. Business Overview—Customers, Sales and Marketing.”

Qisda Optronics (Suzhou) Co. Ltd. (“QCOS”)

QCOS, an affiliate of our company, was 100% indirectly owned by Qisda as of March 31, 2008. We sell  desktop monitor display panels and consumer electronics display panels to QCOS. We generated net sales to QCOS in the amount of NT$354.7 million in 2005, NT$1,227.9 million in 2006 and NT$814.5 million (US$25.1 million) in 2007, and our receivables from these sales were NT$63.5 million as of December 31, 2005, NT$432.1 million as of December 31, 2006 and NT$151.6 million (US$4.7 million) as of December 31, 2007.

Qisda Czech S.R.O. (“QZBR”)

QZBR, an affiliate of our company, was 100% directly owned by Qisda as of March 31, 2008. We sell desktop monitor display panels and television display panels to QZBR. We generated net sales to QZBR in the amount of NT$858.1 million (US$26.5 million) in 2007, and our receivables from these sales were NT$113.1 million (US$3.5 million) as of December 31, 2007. In addition, we entered into an agreement with QZBR on October 1, 2007, to outsource certain module-assembly operations to QZBR using components provided by us.  The service fees paid to QZBR in connection with these operations amounted to NT$1.7 million (US$0.1 million) in 2007.

Qisda Mexicana S.A. De C.V. (“QMMX”)

QMMX, an affiliate of our company, was 100.0%  owned by Qisda as of March 31, 2008. We sell panels for desktop monitors to QMMX. We generated net sales to QMMX in the amount of NT$24.6 million (US$0.8 million) in 2007, and had no receivables from these sales.

Daxon Technology Inc. (“Daxon”)

Daxon, an affiliate of our company, was 16.2% directly owned by Qisda as of March 31, 2008. We purchased polarizers from Daxon in the amount of NT$676.7 million in 2005, NT$3,730.5 million in 2006 and NT$8,775.4 million (US$270.6 million) in 2007, and our payables from these purchases was NT$608.0 million as of December 31, 2005, NT$1,433.9 million as of December 31, 2006 and NT$2,975.3 million (US$91.7 million) as of December 31, 2007.

Cando Corporation

We directly and indirectly owned 18.39% of Cando Corporation as of March 31, 2008. We purchased color filters from Cando Corporation in the amount of NT$4,042.4 million (US$124.7 million) in 2007, and our payables from these purchases were NT$1,295.4 million (US$39.9 million) as of December 31, 2007.

Quanta Computer Inc. (“QCI”) and affiliates

Quanta Computer was the parent company of QDI prior to our merger with QDI.  As of June 13, 2007, the vice-president and general manager of QCI were no longer the directors of our company, and QCI has not been considered our affiliate since then.  Therefore, related party transactions with QCI and affiliates are accounted for up to June 13, 2007.

We sell television and desktop monitor display panels to QCI. We generated net sales to QCI in the amount of NT$263.0 million (US$8.1 million) in 2007.

Tech-Front (Shanghai) Computer Co., Ltd. (“TFC”), an affiliate of our company, was 100% indirectly owned by QCI as of March 31, 2008. We sell notebook computer display panels to TFC. We generated net sales to TFC in the amount of NT$878.1 million (US$27.1 million) in 2007.

Tech-Yeh (Shanghai) Computer Co., Ltd. (“TYC”), an affiliate of our company, was 100% indirectly owned by QCI as of March 31, 2008. We sell television display panels to TYC. We generated net sales to TYC in the amount of NT$17.5 million (US$0.5 million) in 2007.

Tech-Pro (Shanghai) Computer Co., Ltd. (“TPC”), an affiliate of our company, was 100% indirectly owned by QCI as of March 31, 2008. We sell television display panels to TPC. We generated net sales to TPC in the amount of NT$197.2 million (US$6.1 million) in 2007.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1. See Item 18 for our audited consolidated financial statements.

8.A.2. See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3. See page F-2 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See note 25 to our consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

8.A.7. Litigation

On December 1, 2006, LG Display filed a suit in the United States District Court for the District of Delaware against us, our U.S. affiliate and other TFT-LCD manufacturing companies, claiming infringement of certain of its patents in the United States relating to the manufacturing of TFT-LCD panels.  LG Display is seeking, among other things, monetary damages for past infringement and an injunction against future infringement. At this stage, it is not possible to predict with certainty the final outcome of this investigation or these lawsuits, or the final costs of resolving these matters. We are reviewing the merits of this suit on an on-going basis.

On March 8, 2007, we filed a suit in the United States District Court for the Western District of Wisconsin against LG Display and LG Display America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD panels. We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On May 30, 2007, the suit was transferred to the United States District Court for the District of Delaware.

On February 2, 2007, Anvik Corporation filed a suit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturing companies, claiming infringement of certain of Anvik Corporation’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. Anvik Corporation is seeking, among other things, monetary damages for past infringement and an injunction against future infringement. At this stage, it is not possible to predict with certainty the final outcome of this investigation or these lawsuits, or the final costs of resolving these matters. We are reviewing the merits of this suit on an on-going basis.

On March 19, 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. filed a suit in the United States District Court for the Eastern District Court of Texas against us and other TFT-LCD manufacturing companies, as well as certain of our customers, claiming infringement of one of Honeywell’s patents in the United States relating to the manufacturing of TFT-LCD panels. Honeywell International and Honeywell Intellectual Properties are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. At this stage, it is not possible to predict with certainty the final outcome of this investigation or these lawsuits, or the final costs of resolving these matters. We are reviewing the merits of this suit on an on-going basis.

On April 18, 2008, Plasma Physics Corporation and Solar Physics Corporation filed a suit in the United States District Court for the Eastern District of New York against us, our U.S. affiliate and other TFT-LCD manufacturing companies, claiming infringement of certain of Plasma Physics’ patents in the United States relating to the use of machines manufactured by AKT in the manufacturing of TFT-LCD panels. Plasma Physics and Solar Physics are seeking, among other things, monetary damages for past infringement and an injunction against future infringement. The complaint has not yet been served against us, but it has been served against our affiliate. We are reviewing the merits of this suit on an on-going basis.

We, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. In December 2006, our overseas’ affiliates became involved in an antitrust investigation by the United States Department of Justice, the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission. In addition, the Korea Fair Trade Commission visited our Korean affiliate as part of its investigation into the TFT-LCD industry. We and our affiliates intend to cooperate with these investigations. If we are found to have violated antitrust laws, we will likely have to pay a fine or penalty as part of the settlement. It is also possible that certain of our executive officers or senior management may be held criminally liable and subject to imprisonment. Moreover, there are also over 100 civil lawsuits filed against us in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. We retained counsels to handle the related matters. At this stage, it is not possible to predict with certainty the final outcome of these investigations or these lawsuits, or the final costs of resolving these matters. We are reviewing the merits of the investigations and civil lawsuits on an on-going basis. Any penalties, fines or settlements made in connection with this investigation and/or these lawsuits may have a material adverse effect on our business, results of operations and future prospects.

The following is a description of a Qisda-related event and proceeding:

As of February 2008, the insolvency administrator of OHG has filed the following three lawsuits against Qisda: (i) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR 68.96 million, (ii) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR 14.24 million, and (iii) litigation filed on August 2, 2007 at District Court of Munich I in the amount of EUR 25.94 million.  At this stage, it is not possible to assess the impact as to this event on our results of operations or financial position.  We are reviewing this event on an on-going basis.

On March 30, 2007, Qisda filed a counter-claim against Siemens AG in an international arbitration tribunal.  At this stage, it is not possible to predict the outcome or likely outcome of this event.  We are reviewing this event on an on-going basis.

Except as mentioned above, we are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

8.A.8. Dividends and Dividend Policy

We distributed cash dividends of NT$0.5 per share on August 11, 2003 and stock dividends of NT$0.5 per share for the year 2002 on July 31, 2003. We distributed a cash dividend of NT$1.2 per share on July 23, 2004 and a stock dividend of NT$0.5 per share on July 12, 2004 for the year 2003. We distributed a cash dividend of NT$1.2 per share on September 15, 2005 and a stock dividend of NT$0.9 per share on August 26, 2005 for the year 2004. We distributed a cash dividend of NT$0.2 per share on August 18, 2007 and a stock dividend of NT$0.2 per share on August 7, 2007 for the year 2006.

Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	no less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2003:	49.90	16.86	95,656.02	14.80	4.81	438.40
2004:	78.50	41.40	97,560.92	27.93	12.47	3,274.97
2005:	55.70	41.50	58,771.47	18.14	12.73	1,848.57
2006:	55.20	40.00	47,043.79	17.56	12.16	2,162.58
First Quarter	55.20	45.55	61,146.76	17.30	14.15	2,531.71
Second Quarter	55.10	40.00	56,726.53	17.56	12.16	2,049.58
Third Quarter	50.60	44.15	37,891.75	15.83	13.46	2,054.66
Fourth Quarter	47.60	42.10	33,973.65	14.46	12.76	2,021.21
2007:
First Quarter	48.60	43.30	34,827.81	15.06	13.06	1,484.99
Second Quarter	59.10	47.85	36,845.32	17.99	14.69	1,434.95
Third Quarter	58.80	45.90	45,369.76	17.97	14.01	1,891.25
Fourth Quarter	70.40	52.30	74,754.40	22.41	15.99	2,689.59
November	70.40	59.50	70,063.05	22.41	18.69	2,771.42
December	64.30	52.30	60,023.95	20.27	15.99	2,087.64
2008 (through May 23):
First Quarter	61.30	51.10	81,208.32	19.74	15.99	3,368.44
January	60.80	51.90	62,891.23	18.34	16.57	3,064.86
February	61.30	51.10	81,535.14	19.74	15.99	2,837.66
March	61.1	51.60	100,179.76	19.41	17.04	4,217.99
Second Quarter (through May 23)	62.70	52.90	87,092.35	18.50	20.66	3,501.52
April	60.50	52.90	95,768.43	19.89	17.35	3,735.85
May (through May 23)	62.70	56.20	75,705.00	18.50	20.66	3,198.27

(1)	Each ADS represents the right to receive 10 common shares.

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

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the ROC Financial Supervisory Commission  may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the ROC Financial Supervisory Commission has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Chieh-Chien Chao and Tze-Kaing Yang.

The election of our directors by our shareholders may be conducted by means of cumulative voting or other voting mechanics, if any, adopted in our articles of incorporation. Pursuant to the ROC Company Law, the election of our directors is currently conducted by means of cumulative voting, as our articles of incorporation do not provide for another voting mechanism. The most recent election for all of the directors and supervisors was held on June 13, 2007.

Pursuant to the ROC Company Law, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, three of our directors are representatives of other legal entities, as shown in “Item 6.—Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers.”

The present members of the board of directors took office on June 13, 2007.

Shares

As of March 31, 2008, our authorized share capital was NT$90 billion, divided into nine billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 7,868,206,737 shares were issued.

On June 13, 2007, our shareholders approved the issuance of 208,831,159 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance was August 13, 2007.

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

Register of Shareholders and Record Date

Our share registrar, Taiwan Securities Co., Ltd., maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of our shares in the register upon presentation of, among other documents, the certificates in respect of our shares transferred. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each ordinary meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

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

Shareholders’ Meetings

We are required to hold an annual ordinary shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one written proposal for discussion at our annual ordinary shareholders meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any member of our audit committee may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual ordinary shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business of another company which would have a significant impact on our operations;

•	the distribution of any stock dividend; or

•	the removal of directors.

However, in the case of a public company such as our company, a special resolution may be adopted by holders of at least two-thirds of the shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding shares are present.

Voting Rights

According to the ROC Company Law, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or “Controlled Entity,” or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors. In all other matters, shareholders must cast all their votes the same way on any resolution. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

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

At the shareholders’ annual ordinary meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of shares or a combination of cash and shares. Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

Our articles of incorporation provide that we shall allocate 10% of our annual earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	No less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as a dividend and bonus to our shareholders.

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

•
to facilitate conversion arising from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants (collectively, the “Convertible Securities”) issued by our company into shares; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the shares so purchased shall be cancelled thereafter.

Our shares purchased pursuant to the first and the second items above shall be transferred to our employees or holders of convertible securities, as the case maybe, within three years after the date of such purchase.  Our shares purchased pursuant to item 3 above shall be cancelled within six months after the date of such purchase.

We are not allowed to purchase more than 10% of our total issued and outstanding shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our shares.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange or through a tender offer, our affiliates, directors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

According to the ROC Company Law, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity.

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

Shareholders may bring suit against our directors under the following circumstances:

•
Shareholders who have continuously held 3% or more of the total number of issued and outstanding shares for a period of one year or longer may request in writing that an audit committee member institute an action against a director on our behalf. In case the audit committee member fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•
In the event that any director, officer or shareholder who holds more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees sells shares within six months after the acquisition of such shares, or repurchases the shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our audit committee fail to make a claim for recovery, any shareholder may request that our board of directors or our audit committee exercise the right of claim within 30 days. In the event our directors or audit committee fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and audit committee will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

For a period of at least ten days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share registrar in Taipei, for inspection by our shareholders.

Transfer Restrictions

Our directors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the ROC Financial Supervisory Commission at least three days before the transfer, provided that such reporting is not required if the number of shares transferred per day does not exceed 10,000.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taiwan Securities Co.Ltd., Bl, No.96, Jianguo N. Rd, Sec.1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

10.C. Material Contracts

Certain material contracts are discussed under Item 5.C. above where relevant.

In addition, we entered into merger agreement with QDI dated April 7, 2006. Under the terms of the merger agreement, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and we assumed substantially all of the assets, liabilities and personnel of QDI.

10.D. Exchange Controls

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the PRC and entities organized in the PRC are subject to special ROC laws, rules and regulations, which are not discussed in this section.

The ROC’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Central Bank of the Republic of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million and US$5 million, respectively, each calendar year. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the Republic of China.

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

Estate and Gift Tax

Subject to allowable exclusions, deductions and exemptions, ROC estate tax is payable on any property within the ROC of a deceased individual, and ROC gift tax is payable on any property within the ROC donated by any individual. Estate tax is currently payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,320,000. Gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

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

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. According to the ROC Income Tax Law, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our audited financial statements rather than our tax returns submitted to the ROC taxation authority. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of our ADS or shares.

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

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets and are non-residents of Taiwan as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the U.S. federal income tax consequences applicable to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers and traders in securities or foreign currencies;

•	certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a hedge, straddle, conversion transaction, integrated transaction or similar transactions;

•	persons owning, or treated as owning, 10% or more of our voting stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; or

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

The U.S. Treasury has expressed concerns that parties involved in transactions in which American Depositary Receipts are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American Depositary Receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

For U.S. federal income tax purposes, the beneficial owner of an ADS will generally be treated as the owner of the shares underlying the ADS. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

This discussion assumes that we were not a passive foreign investment company for our 2007 taxable year, as discussed below.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15% if the dividends constitute qualified dividend income. Qualified dividend income means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2007 taxable year.  However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we are treated as a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition (including certain pledges) of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) that may mitigate the adverse tax consequences described above.

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

We use financial instruments, including variable rate debt and swap and foreign currency forward contracts, to finance our operations and to manage risks associated with our interest rate and foreign currency exposures, through a controlled program of risk management in accordance with established policies. We have used, and intend to continue to use, derivative financial instruments only for hedging purposes. These policies are reviewed and approved by our board of directors. Our treasury operations are subject to the review of our internal audit department, which review is submitted for our audit committee’s review on a quarterly basis.

As of December 31, 2007, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$66.6 million and ¥4,606.0 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$922.5 million and ¥18,183.4 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$2,361.2 million as of December 31, 2007, which represents 98.8% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of ¥244.3 million attributable to our Japanese operations as of December 31, 2007, which represents 0.1% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,087.8 million and ¥80,149.1 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivable and capital expenditures relating to equipment used in our manufacturing processes and purchased primarily from Japan. The fair value of forward exchange contracts has been determined by our internal evaluation model, and interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

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

As of December 31, 2007, we had 149 outstanding interest rate swap agreements with fourteen major international financial institutions, having a total notional principal amount of NT$65,611.1 million.

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

	Expected Maturity Date
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value at December 31, 2007
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	922,500	—	—	—	—	—	922,500	922,500
Average interest rate	4.23%	—	—	—	—	—	4.23%	4.23%
Fixed rate (NT$)	23,184,918	—	—	—	—	—	23,184,918	23,184,918
Average interest rate	1.700%	—	—	—	—	—	1.700%	1.700%
Fixed rate (JP¥)	18,183,445	—	—	—	—	—	18,183,445	18,183,445
Average interest rate	0.463%	—	—	—	—	—	0.463%	0.463%
Fixed rate (CNY)	451,400	—	—	—	—	—	451,400	451,400
Average interest rate	1.837%	—	—	—	—	—	1.837%	1.837%
Liabilities Bonds:
Secured (NT$)(1)	2,500,000	5,500,000	5,500,000	2,500,000	—	—	16,000,000	15,978,626
Fixed rate	1.430%	1.741%	1.976%	1.948%			1.748%
Secured Long-term Loans:
Fixed rate (NT$)	325,000	550,000	475,000	—	—	—	1,350,000	1,354,972
Average interest rate	2.710%	2.715%	2.734%				2.7203%
Variable rate (NT$)	29,917,288	39,168,420	33,483,419	28,713,894	13,229,906	4,049,573	148,562,500
Average interest rate(2)	3.315%	3.392%	3.541%	3.638%	3.774%		3.313%
Interest Rate Swaps(3):
Variable to fixed (NT$)(4)	14,500,000	4,500,000	1,000,000	31,111,111	9,500,000		60,611,111	244,784
Pay rate	2.231%	2.536%	2.040%	2.046%	2.555%		2.206%

(1)     NT$5,000 million are variable rate which have been fully hedged through structure interest rate swaps and NT$11,000 million are fixed rate.

(2)     The weighted average interest rate of the NT$-denominated loan.

(3)     90-day Taipei Money Market Secondary middle rate settled quarterly (2.283% on December 31, 2007).

(4)     We also have additional NT$5 billion of structure interest rate swaps outstanding as of December 31, 2007 for the purpose of hedging our variable rate bonds.

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the Japanese yen and the U.S. dollar. We enter into short-term forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for the purchase of raw materials and components and capital expenditures denominated in U.S. dollars and Japanese Yen. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated assets and liabilities are accrued in the period of the exchange rate changes on a monthly basis. The contracts have maturity dates that do not exceed three months.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2007:

(in thousands)
Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$1,665,000
Average contractual exchange rate	NT$32.251 per US$
Contracts to sell NT$/Buy Japanese yen:
Aggregate contract amount	NT$14,851,446
Average contractual exchange rate	JPY3.4468 per NT$
Contracts to sell US$/Buy JPY:
Aggregate contract amount	US$11,000
Average contractual exchange rate	JPY113.87 per US$
Fair value of all forward contracts	NT$-150,007

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm, KPMG, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the internal control over financial reporting of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2007, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated May 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
May 29, 2008

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Vivien Huey-Juan Hsieh is an audit committee financial expert and is independent within the meaning of this Item 16A.

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2006 and 2007.

	Year ended December 31,
Services	2006	2007
	NT$	NT$
	(in thousands)
Audit Fees(1)	37,930	40,000
Tax Fees(2)	—	—
Total	37,930	40,000

(1)
Audit Fees.  This category includes the audit of our financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.  This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the

Tax Bureau of the ROC, Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.
(2)	Tax Fees. This category consists of professional services for tax compliance.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2007 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent auditors listed below are attached hereto as follows:

(a)   Report of Independent Registered Public Accounting Firm dated May 29, 2008.

(b)   Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2006 and 2007.

(c)   Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

(d)   Consolidated Statements of Stockholders’ Equity of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

(e)   Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007.

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

2.2
Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

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

4.3
Patent License Agreement by and between SEL and AU Optronics Corp., for amorphous silicon TFT technologies, effective on September 1, 2003. (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F as filed with the Commission on May 5, 2004) (Confidential treatment requested for certain portions of the agreement).

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

4.13
Quanta Display Inc. 2002 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

4.14
Quanta Display Inc. 2003 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

8.1	List of Subsidiaries.

12.1	Certification of Hsuan Bin (H.B.) Chen, Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

12.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

13.1	Certification of Hsuan Bin (H.B.) Chen, Chief Executive Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Max Cheng, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU OPTRONICS CORP.

By:	/s/ HSUAN BIN (H.B.) CHEN
	Name:	Hsuan Bin (H.B.) Chen
	Title:	Chief Executive Officer

Date: June 3, 2008

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2005, 2006 and 2007

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of China.

The consolidated financial statements as of and for the year ended December 31, 2007, have been translated into United States dollars solely for the convenience of the readers.  We have audited the translation, and in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(x) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP).  Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 29, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
May 29, 2008

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars)

	2006	2007
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	43,925,540	89,889,607	2,771,804
Notes and accounts receivable, net (note 6)	47,309,900	71,056,007	2,191,058
Receivables from related parties, net (note 21)	10,521,081	4,854,909	149,704
Other current financial assets (note 6)	1,112,729	2,350,885	72,491
Inventories, net (note 7)	42,315,892	35,431,026	1,092,539
Prepayments and other current assets (note 23)	3,038,927	4,522,302	139,448
Noncurrent assets held for sale (note 8)	-	1,283,738	39,585
Deferred tax assets (note 18)	2,669,816	6,973,799	215,042
Financial assets measured at fair value—current (notes 2(za) and 5)	28,756	168,868	5,207
Available for sale financial assets—current (notes 2(za) and 4)	1,848,758	1,347,131	41,540
Total current assets	152,771,399	217,878,272	6,718,418
Long-term investments:
Equity-method investments (note 9)	11,682,012	5,170,893	159,448
Financial assets measured at fair value—noncurrent (notes 2(za) and 5)	3,101	24,452	754
Available for sale financial assets—noncurrent (notes 2(za) and 4)	177,175	2,123,631	65,484
Financial assets carried at cost (notes 2(za) and 4)	536,961	741,045	22,851
Hedging derivative financial assets—noncurrent (notes 2(za)and 5)	71	274,772	8,473
Total long-term investments	12,399,320	8,334,793	257,010
Property, plant and equipment (notes 10, 21 and 22):
Land	6,273,615	6,273,615	193,451
Buildings	59,044,906	70,998,565	2,189,287
Machinery and equipment	415,490,722	478,090,243	14,742,221
Other equipment	16,390,328	21,119,878	651,245
	497,199,571	576,482,301	17,776,204
Less: accumulated depreciation	(141,700,949)	(228,944,207)	(7,059,643)
Construction in progress	6,254,058	8,323,470	256,660
Prepayments for purchases of land and equipment	19,797,975	7,973,541	245,869
Net property, plant and equipment	381,550,655	363,835,105	11,219,090
Intangible assets:
Technology-related fees (notes 11 and 23)	2,485,374	2,822,729	87,041
Goodwill (notes 11 and 25)	14,288,008	14,020,962	432,345
Core technologies (notes 11 and 25)	3,369,392	2,144,158	66,116
Total intangible assets	20,142,774	18,987,849	585,502
Other assets:
Idle assets, net (note 10)	1,776,756	1,842,099	56,802
Refundable deposits (note 21)	274,248	81,764	2,521
Deferred charges	3,632,452	3,564,983	109,929
Deferred tax assets (note 18)	2,433,212	285,578	8,806
Restricted cash in bank (note 22)	43,200	33,500	1,033
Long-term prepayments for materials (note 23)	3,063,271	2,448,174	75,491
Prepaid pension cost (note 16)	70,602	167,123	5,153
Total other assets	11,293,741	8,423,221	259,735
Total Assets	578,157,889	617,459,240	19,039,755

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2006	2007
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 12)	3,729,465	136,594	4,212
Accounts payable	69,495,532	88,985,579	2,743,928
Payables to related parties (note 21)	6,738,803	7,591,890	234,101
Accrued expenses and other current liabilities (note 18)	14,237,442	25,811,939	795,928
Financial liabilities measured at fair value—current (notes 2(za) and 5)	535,388	318,875	9,833
Equipment and construction in progress payable	30,719,178	15,952,167	491,896
Current installments of long-term borrowings (notes 15 and 22)	31,071,555	30,242,288	932,540
Current installments of bonds payable (notes 13, 14 and 22)	10,818,265	5,342,890	164,751
Liabilities directly related to noncurrent assets held for sale (note 8)	-	138,681	4,276
Total current liabilities	167,345,628	174,520,903	5,381,465
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent (notes 2(za) and 5)	4,635	-	-
Bonds payable, excluding current installments (notes 13 and 22)	16,000,000	13,500,000	416,281
Convertible bonds payable (note 14)	11,559,907	8,845,355	272,752
Long-term borrowings, excluding current installments (notes 15 and 22)	151,828,721	119,670,211	3,690,108
Hedging derivative financial liabilities—noncurrent (notes 2(za) and 5)	322,690	81,667	2,519
Total long-term liabilities	179,715,953	142,097,233	4,381,660
Other liabilities	19,990	21,239	655
Total liabilities	347,081,571	316,639,375	9,763,780
Stockholders’ equity (notes 2(za) and 17):
Capital stock:
Common stock, NT$10 par value	75,734,028	78,177,055	2,410,640
Capital in advance	-	474,951	14,645
Capital surplus	110,675,618	113,808,167	3,509,348
Retained earnings:
Legal reserve	6,527,244	7,437,591	229,343
Special reserve	201,809	-	-
Unappropriated retained earnings	37,262,566	89,092,396	2,747,222
	43,991,619	96,529,987	2,976,565
Cumulative foreign currency translation adjustments	305,857	1,050,051	32,379
Unrealized gain or loss on financial instruments	27,182	1,738,754	53,616
	230,734,304	291,778,965	8,997,193
Minority interests	342,014	9,040,900	278,782
Total stockholders’ equity	231,076,318	300,819,865	9,275,975
Commitments and contingent liabilities (note 23)
Total Liabilities and Stockholders’ Equity	578,157,889	617,459,240	19,039,755

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2005	2006	2007
	NT$	NT$	NT$	US$

Net sales (note 21)	217,388,388	293,106,770	480,183,626	14,806,772
Cost of goods sold (note 21)	187,540,389	263,256,485	394,005,401	12,149,411
Gross profit	29,847,999	29,850,285	86,178,225	2,657,361
Operating expenses (note 21):
Selling	4,016,672	6,776,339	11,600,525	357,710
General and administrative	3,960,354	4,094,917	5,432,426	167,512
Research and development	4,882,285	4,762,767	5,870,518	181,021
	12,859,311	15,634,023	22,903,469	706,243
Operating income	16,988,688	14,216,262	63,274,756	1,951,118
Non-operating income and gains:
Interest income	225,062	1,136,209	1,693,005	52,205
Investment gain recognized by equity method, net (note 9)	-	-	201,155	6,203
Gain on sale of investments, net	121,679	29,562	27,750	855
Foreign currency exchange gain, net	645,572	598,282	-	-
Gain on valuation of financial instruments (notes 2(za) and 5)	-	-	1,396,372	43,058
Other income	228,886	458,694	959,270	29,580
	1,221,199	2,222,747	4,277,552	131,901
Non-operating expenses and losses:
Interest expense	1,311,683	3,401,740	6,150,817	189,664
Foreign currency exchange loss, net	-	-	1,271,735	39,215
Investment loss recognized by equity method, net (note 9)	588,597	1,701,545	-	-
Asset impairment loss (notes 8, 9 and 10)	22,321	287,052	547,240	16,875
Loss on valuation of financial instruments (notes 2(za) and 5)	-	608,572	-	-
Other losses	192,718	239,796	1,018,672	31,411
	2,115,319	6,238,705	8,988,464	277,165
Income before income tax and cumulative effect of changes in accounting principles	16,094,568	10,200,304	58,563,844	1,805,854
Income tax expense (note 18)	473,429	1,068,324	2,087,910	64,382
Income before cumulative effect of changes in accounting principles	15,621,139	9,131,980	56,475,934	1,741,472
Cumulative effect of changes in accounting principles (notes 2(za) and 5)	-	(38,585)	-	-
Net income	15,621,139	9,093,395	56,475,934	1,741,472
Attributable to:
Equity holders of the parent company	15,626,991	9,103,472	56,417,766	1,739,678
Minority interests	(5,852)	(10,077)	58,168	1,794
Net income	15,621,139	9,093,395	56,475,934	1,741,472

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Income (continued)

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2005	2006	2007
	NT$	NT$	NT$	US$

Earnings per share—Basic (note 19):
Income before cumulative effect of changes in accounting principles	2.77	1.42	7.22	0.22
Cumulative effect of changes in accounting principles	-	(0.01)	-	-
Basic EPS—net income	2.77	1.41	7.22	0.22
Basic EPS—retroactively adjusted	2.58	1.37

Earnings per share—Diluted (note 19):
Income before cumulative effect of changes in accounting principles	2.77	1.32	6.86	0.21
Cumulative effect of changes in accounting principles	-	(0.01)	-	-
Diluted EPS—net income	2.77	1.31	6.86	0.21
Diluted EPS—retroactively adjusted	2.58	1.27

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gain or loss on financial instruments	Treasury stock	Minority interest	Total

Balance at January 1, 2005	4,958,041	49,580,409	-	45,165,093	2,168,260	-	34,104,623	(201,809)	-	(250,981)	-	130,565,595
Appropriation for legal reserve	-	-	-	-	2,796,285	-	(2,796,285)	-	-	-	-	-
Appropriation for special reserve	-	-	-	-	-	201,809	(201,809)	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(5,935,249)	-	-	-	-	(5,935,249)
Stock dividends to shareholders	445,144	4,451,437	-	-	-	-	(4,451,437)	-	-	-	-	-
Issuance of employee stock bonus	97,363	973,625	-	-	-	-	(973,625)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	-	(649,084)	-	-	-	-	(649,084)
Remuneration to directors and supervisors	-	-	-	-	-	-	(37,447)	-	-	-	-	(37,447)
Issuance of common stock for cash	330,000	3,300,000	-	12,294,150	-	-	-	-	-	-	-	15,594,150
Issuance of treasury stock to employees	-	-	-	-	-	-	(73,076)	-	-	250,981	-	177,905
Effect of disproportionate participation in investees’ capital increases	-	-	-	204,901	-	-	(106,597)	-	-	-	-	98,304
Net income	-	-	-	-	-	-	15,626,991	-	-	-	-	15,626,991
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Foreign currency translation adjustments	-	-	-	-	-	-	-	261,022	-	-	-	261,022
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	-	123,157	123,157
Balance at December 31, 2005	5,830,548	58,305,471	-	57,664,144	4,964,545	201,809	34,507,005	59,213	-	-	117,305	155,819,492

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gain or loss on financial instruments	Treasury stock	Minority interest	Total

Balance at January 1, 2006	5,830,548	58,305,471	-	57,664,144	4,964,545	201,809	34,507,005	59,213	-	-	117,305	155,819,492
Appropriation for legal reserve	-	-	-	-	1,562,699	-	(1,562,699)	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(1,749,164)	-	-	-	-	(1,749,164)
Stock dividends to shareholders	174,916	1,749,164	-	-	-	-	(1,749,164)	-	-	-	-	-
Issuance of employee stock bonus	88,605	886,051	-	-	-	-	(886,051)	-	-			-
Employees’ profit sharing—cash	-	-	-	-	-	-	(379,736)	-	-	-	-	(379,736)
Remuneration to directors and supervisors	-	-	-	-	-	-	(21,097)	-	-	-	-	(21,097)
Issuance of new shares for merger	1,479,110	14,791,100	-	52,957,471	-	-	-	-	-	-	-	67,748,571
Employee stock options assumed from merger with QDI	-	-	-	76,062	-	-	-	-	-	-	-	76,062
Issuance of stock for employee stock option exercised	224	2,242	-	6,390	-	-	-	-	-	-	-	8,632
Effect of disproportionate participation in investees’ capital increases, and unrealized gain or loss on financial instruments	-	-	-	(28,449)	-	-	-	-	11,912	-	-	(16,537)
Net income	-	-	-	-	-	-	9,103,472	-	-	-	-	9,103,472
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	-	(10,077)	(10,077)
Unrealized gain on available for sale financial assets	-	-	-	-	-	-	-	-	255,159	-	-	255,159
Unrealized loss on cash flow hedges	-	-	-	-	-	-	-	-	(239,889)	-	-	(239,889)
Foreign currency translation adjustments	-	-	-	-	-	-	-	246,644	-	-	-	246,644
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	-	234,786	234,786
Balance at December 31, 2006	7,573,403	75,734,028	-	110,675,618	6,527,244	201,809	37,262,566	305,857	27,182	-	342,014	231,076,318

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gain or loss on financial instruments	Treasury stock	Minority interest	Total

Balance at January 1, 2007	7,573,403	75,734,028	-	110,675,618	6,527,244	201,809	37,262,566	305,857	27,182	-	342,014	231,076,318
Appropriation for legal reserve	-	-	-	-	910,347	-	(910,347)	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(1,514,793)	-	-	-	-	(1,514,793)
Stock dividends to shareholders	151,479	1,514,793	-	-	-	-	(1,514,793)	-	-	-	-	-
Issuance of employee stock bonus	57,352	573,519	-	-	-	-	(573,519)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	-	(245,793)	-	-	-	-	(245,793)
Remuneration to directors and supervisors	-	-	-	-	-	-	(30,500)	-	-	-	-	(30,500)
Reversal of special reserve	-	-	-	-	-	(201,809)	201,809	-	-	-	-	-
Issuance of stock for conversion of bonds	34,104	341,037	460,668	2,901,626	-	-	-	-	-	-	-	3,703,331
Deferred compensation cost for employee stock options	-	-	-	3,890	-	-	-	-	-	-	-	3,890
Issuance of stock for employee stock option exercised	1,368	13,678	14,283	98,530	-	-	-	-	-	-	-	126,491
Effect of disproportionate participation in investees’ capital increases, and unrealized gain or loss on financial instruments	-	-	-	128,503	-	-	-	-	(11,291)	-	-	117,212
Net income	-	-	-	-	-	-	56,417,766	-	-	-	-	56,417,766
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	-	58,168	58,168
Unrealized gain on available for sale financial asset	-	-	-	-	-	-	-	-	1,326,391	-	-	1,326,391
Unrealized gain on cash flow hedge	-	-	-	-	-	-	-	-	396,472	-	-	396,472
Foreign currency translation adjustments	-	-	-	-	-	-	-	744,194	-	-	-	744,194
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	-	8,640,718	8,640,718
Balance at December 31, 2007	7,817,706	78,177,055	474,951	113,808,167	7,437,591	-	89,092,396	1,050,051	1,738,754	-	9,040,900	300,819,865
Balance at December 31, 2007 (in US$)		2,410,640	14,645	3,509,348	229,343	-	2,747,222	32,379	53,616	-	278,782	9,275,975

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006	2007
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	15,621,139	9,093,395	56,475,934	1,741,472
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,271,070	50,632,568	77,546,880	2,391,208
Amortization of intangible assets and deferred charges	1,222,130	2,127,650	4,158,688	128,236
Provision for inventory devaluation	613,105	3,309,176	361,874	11,159
Investment loss (gain) recognized by equity method, net	588,597	1,701,545	(201,155)	(6,203)
Gain on sale of investment securities	(120,866)	(25,172)	(25,014)	(771)
Proceeds from cash dividends	206,920	26,903	84,342	2,601
Unrealized foreign currency exchange loss (gain), net	(391,789)	(393,310)	880,974	27,165
Asset impairment loss	22,321	287,052	547,240	16,875
Loss (gain) from disposal and write-off of property, plant and equipment, and others	35,469	(2,224)	52,687	1,625
Amortization of premium for convertible bonds and commercial paper	-	(549,683)	(375,095)	(11,566)
Loss (gain) on valuation of financial instruments and cumulative effect of changes in accounting principles	-	713,966	(381,052)	(11,750)
Changes in operating assets and liabilities, net of effects from merger with QDI:
Decrease (increase) in notes and accounts receivable (including related parties)	(22,100,074)	598,788	(14,211,494)	(438,221)
Decrease (increase) in inventories, net	(3,895,603)	(13,975,020)	7,042,635	217,164
Increase in deferred tax assets, net	(1,048,303)	(159,586)	(2,435,780)	(75,109)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(3,489,294)	1,191,679	(1,854,495)	(57,185)
Increase in accounts payable and payables to related parties	23,285,954	14,569,014	17,881,742	551,395
Increase (decrease) in accrued expenses and other current liabilities	4,204,553	(532,219)	11,474,524	353,824
Decrease in prepaid pension assets	(19,299)	(87,790)	(96,521)	(2,976)
Net cash provided by operating activities	48,006,030	68,526,732	156,926,914	4,838,943

Cash flows from investing activities:
Proceeds from return of investments in available for sale financial assets	-	-	200,755	6,190
Purchase of available for sale financial assets	-	(13,189)	-	-
Proceeds from disposal of available for sale financial assets	-	12,771	4,809	148
Acquisition of property, plant and equipment	(80,652,331)	(87,246,727)	(65,136,668)	(2,008,531)
Proceeds from disposal of property, plant and equipment	20,530	279,615	138,003	4,255
Purchase of long-term investments	(266,072)	(8,383,329)	(1,209,033)	(37,281)
Proceeds from disposal of long-term investments	319,612	60,373	76,166	2,349
Proceeds from return of long-term investments	21,284	-	-	-
Increase in intangible assets and deferred charges	(2,778,815)	(2,488,687)	(2,029,574)	(62,583)
Decrease in refundable deposits	882,591	49,054	219,069	6,755
Decrease (increase) in restricted cash in bank	(3,000)	(11,000)	9,700	299
Cash increase (decrease) resulting from change in consolidated entity	-	(32,528)	1,603,665	49,450
Cash assumed from merger with QDI	-	14,473,057	-	-
Net cash used in investing activities	(82,456,201)	(83,300,590)	(66,123,108)	(2,038,949)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006	2007
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Decrease in short-term borrowings	(6,183,004)	(1,618,585)	(3,592,871)	(110,788)
Increase in guarantee deposits	3,729	3,275	3,054	94
Repayment of long-term borrowings and bonds payable	(7,472,752)	(19,753,513)	(76,843,555)	(2,369,521)
Proceeds from long-term borrowings and bonds payable	47,468,013	55,791,101	36,845,178	1,136,145
Issuance of common stock for cash	15,594,150	-	-	-
Cash dividends	(5,935,249)	(1,749,164)	(1,514,793)	(46,710)
Proceeds from issuance of stock for employee stock options exercised	-	8,632	126,491	3,901
Remuneration to directors and supervisors, and employees’ profit sharing	(686,531)	(400,833)	(276,293)	(8,520)
Proceeds from issuance of treasury stock	177,905	-	-	-
Proceeds from issuance of subsidiary shares to minority interests	131,087	269,907	436,222	13,451
Net cash provided by (used in) financing activities	43,097,348	32,550,820	(44,816,567)	(1,381,948)

Effect of exchange rate change on cash	(181,575)	(114,687)	(23,172)	(714)
Net increase in cash and cash equivalents	8,465,602	17,662,275	45,964,067	1,417,332
Cash and cash equivalents at beginning of year	17,797,663	26,263,265	43,925,540	1,354,472
Cash and cash equivalents at end of year	26,263,265	43,925,540	89,889,607	2,771,804

Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	1,190,438	2,883,499	6,263,952	193,153
Cash paid for income taxes	607,511	1,232,844	930,586	28,695

Additions to property, plant and equipment:
Increase in property, plant and equipment	93,854,019	89,246,312	49,903,453	1,538,805
Decrease (increase) in construction-in-progress and prepayments	(13,201,688)	(1,999,585)	15,233,215	469,726
	80,652,331	87,246,727	65,136,668	2,008,531

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	9,832,723	41,889,820	35,585,178	1,097,292
Issuance of common stock for bond conversion rights exercised	-	-	3,703,331	114,195

Cash assumed from merger with QDI:
Common stock issued for consideration of merger		67,764,472
Employee stock options assumed		73,383
Liabilities assumed		122,887,762
Less: Non-cash assets acquired		(161,964,552)
Less: Goodwill		(14,288,008)
		14,473,057

Impact of change in consolidated entities:
Cash		32,528	1,603,665	49,450
Non-cash assets		68,195	15,562,075	479,867
Liabilities		(37,811)	(1,584,927)	(48,872)
Minority interests		(35,121)	(8,204,496)	(252,991)
		27,791	7,376,317	227,454

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2005, 2006 and 2007

1.	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996.  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications, including notebooks, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones.  AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000, and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2002.

On September 1, 2001, Unipac Optoelectronics Corp. (“Unipac”) was merged with and into AUO in a transaction accounted for in accordance with the pooling-of-interests method of accounting.  Unipac was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules.

On October 1, 2006, Quanta Display Inc. (“QDI”) was merged with and into AUO in a transaction accounted for in accordance with the purchase method of accounting.  QDI was principally engaged in the manufacture of TFT-LCD and LCD modules.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000.  AUL is a holding company investing in wholly owned foreign subsidiaries AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (“AUE”), AU Optronics Korea Ltd. (“AUK”), AU Optronics Corporation Japan (“AUJ”), AU Optronics (Shanghai) Corp. (“AUSH”), AU Optronics (Xiamen) Corp. (“AUXM”), AU Optronics Singapore Pte. Ltd. (“AUSA”), and AU Optronics (Czech) s.r.o. (“AUZ”), and a 50%-owned subsidiary, Darwin Precisions (L) Corp. (“DPL”).  AUS and AUXM are engaged in the assembly of TFT-LCD module products in Mainland China.  AUA, AUJ, AUE, AUK and AUSA are mainly engaged in the sale of TFT-LCDs.  AUSH is engaged in the sale of TFT-LCD module products in Mainland China.  AUZ is engaged in the repair of TFT-LCD related products in the Czech Republic.  DPL is a holding company investing in the wholly owned foreign subsidiary Darwin Precisions (Hong Kong) Limited (“DPHK”).  Darwin Precisions (Suzhou) Corp. (“DPS”) and Darwin Precisions (Xiamen) Corp. (“DPXM”) are wholly owned subsidiaries of DPHK.  DPS and DPXM are engaged in the manufacture and assembly of backlight modules in Mainland China.  In addition, AUL holds 25.93% ownership interest in Tech-Well (Shanghai) Display Corp. (“AUSJ”), a 74.07%-owned subsidiary of QDI International Limited (“QIL”).  QIL is a wholly owned subsidiary of AUO.  AUSJ is engaged in the assembly of TFT-LCD module products in Mainland China.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002.  Konly is an investment holding company for investments in other technology companies.

QDI Development Limited (“QDL”) is a wholly owned subsidiary of AUO.  QDL is a holding company investing in the wholly owned foreign subsidiary Quanta Display Japan Inc. (“QDJ”), which is engaged in the sale of TFT-LCD module products in Japan.  In October 2007, QDJ completed the liquidation process.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quanta Display Technology Investment Ltd. (“QDIT”) is a wholly owned subsidiary of AUO.  QDIT is an investment holding company in marketable securities.

Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”) was incorporated in March 2001 and is mainly engaged in the manufacture and sale of color filters.  In August 2006, AUO acquired a 39.7% ownership interest in Toppan CFI.  In October 2006, AUO made additional investment and increased its ownership interest to 49%, and entered into a shareholders agreement with Toppan Printing Co., Ltd. (“Toppan Printing”).  As AUO was able to exercise significant influence over Toppan CFI’s operating and financial policies, AUO accounted for its investment in Toppan CFI using the equity method of accounting in 2006.  On March 15, 2007, AUO and Toppan Printing amended the shareholders agreement.  Pursuant to the amended shareholders agreement, AUO was able to exercise control over the operating, financial and personnel policies of Toppan CFI.  As a result, effective from the date of amendment to the shareholders agreement, Toppan CFI is included in the Company’s consolidated financial statements.

In January 2006, Konly reduced its investment in Raydium, a company engaging in the development, design, and sale of integrated circuits, to an ownership interest of less than 50% and no longer held a controlling interest in Raydium.  As a result, Raydium was excluded from the Company’s consolidated financial statements from the date of the sale, and the remaining ownership interest in Raydium is accounted for under the equity method.

In April and November 2006, AUL established wholly owned foreign subsidiaries AUXM and AUSA, respectively.  In June 2006, DPL established DPXM, a wholly owned foreign subsidiary.

In November 2007, AUL established a wholly owned foreign subsidiary AUZ.  In November 2007, DPL established a wholly owned foreign subsidiary, DPHK, and transferred its original shareholdings in DPS and DPXM to DPHK in December 2007.

AUO acquired controlling interests over QDL, QIL, QDIT, QDJ, and AUSJ in connection with the merger with QDI on October 1, 2006.

As of December 31, 2006 and 2007, AUO and its consolidated subsidiaries had 41,010 and 49,110 employees, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Summary of Significant Accounting Policies

(a)	Accounting principles and consolidation policy

The consolidated financial statements are prepared in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  These consolidated financial statements are not intended to present the financial position and the related results of operations and cash flows of the Company based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China.

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter referred to individually or collectively as “the Company.”  The Company includes in its consolidated financial statements the results of operations of all entities in which it has control over the financial and operating policies, irrespective of whether or not it has a majority shareholding in such entities.  All significant inter-company balances and transactions are eliminated in the consolidated financial statements.

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

(d)	Foreign currency transactions and translation

The Company’s reporting currency is the New Taiwan dollar.  AUO and its subsidiaries record transactions in their respective functional currency, which generally is the local currency of the primary economic environment in which these entities operate.  The translation from the applicable foreign currency assets and liabilities to the New Taiwan dollar is performed using exchange rates in effect at the balance sheet date.  Revenue and expense accounts are translated using average exchange rates during the year.  Gains and losses resulting from such translations are recorded as a cumulative translation adjustment, a separate component of stockholders’ equity.  Foreign currency transactions are recorded at the exchange rates prevailing at the transaction dates.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the exchange rates prevailing on that date.  The resulting translation gains or losses are recorded in the consolidated statements of income.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2006, and in accordance with the amended Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 14, “The Effects of Changes in Foreign Exchange Rates,” non-monetary assets and liabilities denominated in foreign currency that are carried at fair value are reported at the rate that was in effect when the fair values were determined.  Subsequent adjustments to carrying values of such non-monetary assets and liabilities, including the effects of exchange rate changes, are reported in profit or loss for the period, except that if movements in fair values of a non-monetary item are recognized directly in equity, any foreign exchange component of that adjustment is also recognized directly in equity.  The adoption of the amended ROC SFAS No. 14 had no impact on the Company’s consolidated financial statements.

(e)	Cash equivalents and restricted cash in bank

The Company considers all highly liquid investments, such as investments in government bonds with repurchase agreements with original maturity of three months or less to be cash equivalents.  Time deposits, which are provided as collateral, are classified as restricted cash in bank presented under current assets or noncurrent assets depending on the term of the obligation secured by such collateral.

(f)	Financial instruments

Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement.”  The Company adopted transaction (or settlement) date accounting for financial instrument transactions.  Upon initial recognition, financial instruments are evaluated at fair value.  Except for financial assets and liabilities measured at fair value through profit or loss, acquisition cost or issuance cost is added to the originally recognized amount.

Financial instruments are classified into the following categories in accordance with the purpose of holding or issuing of such financial instruments:

(1)
Financial assets and liabilities measured at fair value through profit or loss:  Financial instruments are classified into this category if the purpose of acquisition is principally for selling or repurchasing in the near term.  Except for effective hedging derivative financial instruments, all financial derivatives are included in this category.  Changes in fair values are charged to current operations.

(2)
Available for sale financial assets:  These are measured at fair value, and any changes, excluding impairment loss and unrealized foreign currency exchange gain or loss, are reported as a separate component of stockholders’ equity until realized.  Realized gain or loss on financial instruments is charged to current operations.  If there is objective evidence of impairment, an impairment loss is recognized in profit or loss.  If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss decreases, the previously recognized impairment loss for equity securities is reversed to the extent of the decrease and recorded as an adjustment to equity, while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurs after the impairment loss is recognized.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Financial liabilities measured at amortized cost: Financial liabilities not measured at fair value through profit or loss and not designated as hedges are reported at amortized cost.

(4)
Financial assets carried at cost:  Equity investments which cannot be measured at fair value are recorded based on original cost.  If there is objective evidence that an impairment loss has been incurred on unquoted equity instruments that are carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

(5)
Hedging-purpose derivative financial instruments:  Such derivative instruments are entered into for hedging purposes.  The purpose of cross currency swaps for hedging purposes is to hedge exchange rates resulting from assets, liabilities or commitments denominated in foreign currency.  Changes in the fair value of the hedging instrument designated as a cash flow hedge are recognized directly in equity.  If a hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then the amount recognized in equity is reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.  For hedges other than those covered by the preceding statements, the associated cumulative gain or loss is removed from equity and recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

Effective January 1, 2006, the Company also adopted ROC SFAS No. 36 “Financial Instruments: Disclosure and Presentation.”  ROC SFAS No. 36 requires the presentation of financial instruments and identifies the information to be disclosed.  The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities, and equity instruments, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities should be offset.  This statement requires the disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and accounting policies applied to those instruments.  The guidance also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes, the risks associated, and the management’s policies on controlling those risks.  The principles in ROC SFAS No. 36 complement the principles in ROC SFAS No. 34 on the recognition and measurement of financial assets and financial liabilities.

Prior to the adoption of ROC SFAS No. 34, the Company accounted for its investments and other financial instruments, other than those accounted for under the equity method, as follows:

(1)
Equity investments of the Company were classified as short-term investments and long-term investments based on the intention and term of holding.  Short-term investments were recorded at cost when acquired and were stated at the lower of aggregate cost or fair value.  The fair value of publicly traded equity securities was determined by the average price for one month before the balance sheet date.  Impairment loss on short-term investment was charged to current operations.  Long-term investments in non-listed securities were accounted for at cost.  If there was objective evidence that a decline in value of a long-term

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

investment carried at cost was other than temporary, an impairment loss was recognized and charged to current operations.

(2)
Foreign currency forward contract receivables and payables were recorded at the spot rate at the date of inception.  The discount or premium was amortized on a straight-line basis over the life of the contract.  Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation were charged or credited to current operations.

(3)
Interest rate swap contracts were used to hedge changes in cash flows associated with variable rates of long-term debt.  The net amounts received or paid under the contracts were reported as adjustments to interest expense on long-term debt.

(g)	Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.  In accordance with the Company’s treasury policy, the Company holds or issues derivative financial instruments for hedging purposes.  When a derivative financial instrument is no longer effective as a hedge, the Company discontinues hedge accounting prospectively and accounts for it as a financial instrument held for trading purposes.

Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair value of the hedging instrument and the hedged item.  If the hedging relationship of a cash flow hedge meets the criteria for hedge accounting, it is accounted for as follows:

Changes in the fair value of the hedging instrument designated as a cash flow hedge are recognized directly in equity.  If a hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then the amount recognized in equity is reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.  For hedges other than those covered by the preceding statements, the associated cumulative gain or loss is removed from equity and recognized in profit or loss in the same period or periods during which the hedged forecasted transaction affects profit or loss.

For the foreign currency forward contracts entered into in 2005 to hedge currency fluctuations affecting foreign currency transactions, the Company recorded the forward contract receivables and payables at the inception date spot rate.  The discount or premium is amortized on a straight-line basis over the life of the contract.  Realized and unrealized gains or losses on these contracts resulting from actual settlement or balance sheet date translation are charged or credited to current operations.  In addition, the Company entered into interest rate swap contracts in 2005 to hedge changes in cash flows associated with the existing variable rate of long-term debt.  The net amounts received or paid under the contracts are reported as adjustments to interest expense on long-term debt.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on the age, credit quality, and results of management’s evaluation of collectibility of the outstanding balance of notes and accounts receivable.

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

(j)	Noncurrent assets held for sale

Effective January 1, 2007, the Company adopted ROC SFAS No. 38, “Accounting for Noncurrent Assets Held for Sale and Discontinued Operations.”  A noncurrent asset is classified as “held for sale” when it is available for immediate sale in its present condition subject only to terms that are usual and customary for sale, and the sale is highly probable within one year.  Noncurrent assets classified as “held for sale” are measured at the lower of carrying amount or fair value less costs to sell, and ceased to be depreciated or amortized.  Noncurrent assets classified as “held for sale” are presented separately on the balance sheet.

An impairment loss, measured as the amount by which the carrying amount of a noncurrent asset held for sale exceeds its fair value is charged to current operations.  A gain from any subsequent increase in fair value less costs to sell is recognized to the extent that it is not in excess of the cumulative impairment loss that was recognized in accordance with ROC SFAS No. 38 or previously in accordance with ROC SFAS No. 35, “Impairment of Assets.”

(k)	Equity-method investments

When the Company has the ability to exercise significant influence over the operating and financial policies of investees (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.

Effective January 1, 2006, under the amended ROC SFAS No. 5, “Long-term Investments under Equity Method” and ROC SFAS No. 25, “Business Combinations,” the difference between the acquisition cost and carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of noncurrent assets on the investee’s books.  Allocated amounts are amortized based on the method used for the related assets.  Any unallocated difference is treated as investor-level goodwill.  If the allocation reduces noncurrent assets to zero value, the remaining excess over acquisition cost is recognized as an extraordinary gain.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to January 1, 2006, investor-level goodwill was amortized over five years on a straight-line basis.  Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor-level goodwill is no longer amortized but tested for impairment.

Upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as investment gain or loss.  In proportion to the percentage disposed of, capital surplus resulting from the Company’s proportionate share in the net equity of the investee is recognized in profit or loss.

If an investee company issues new shares and the Company does not acquire new shares in proportion to its original ownership percentage, the Company’s equity in the investee’s net assets will be changed.  The change in the equity interest shall be used to adjust the capital surplus and long-term investment accounts.  If the Company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged as a reduction to retained earnings.

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

For long-term investment in a limited partnership, the distribution of profits is based on the percentage of capital contributed by each partner.  The Company adjusts the carrying amount of its investment at each fiscal year-end to recognize its share of the profit or loss.  Distributed earnings and any return of capital in the limited partnership are recorded as a reduction of the carrying amount of the long-term investment.

The Company’s share of the difference resulting from translation of the financial statements of foreign investee accounted for under the equity method into New Taiwan dollars, net of the related tax effect, are recorded as cumulative translation adjustments in stockholders’ equity.

Prior to January 1, 2005, if equity-method investees were unable to forward their audited financial statements in a timely manner, the Company recognized its equity in the income (loss) of the investees in the following year.  Commencing January 1, 2005, the Company recognizes its equity in the income (loss) of the investees on a current-year basis.  As a result of this change, the Company recognized investment loss pertaining to fiscal year 2004 of NT$10,405 thousand for the year ended December 31, 2005; see note 2(za).

(l)	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost.  Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly.  Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset.  Maintenance and repairs are charged to expense as incurred.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value.  The range of the estimated useful lives is summarized as follows: buildings—20 to 50 years, machinery and equipment—3 to 10 years, leasehold improvement—the shorter of 5 years or the lease term, and other equipment—3 to 5 years.

Property, plant and equipment not in use are classified as idle assets and are stated at the lower of carrying amount or net realizable value.

(m)	Asset impairment

Management reviews the Company’s assets (an individual asset or cash-generating unit (“CGU”) associated with the asset, other than goodwill) for impairment at each balance sheet date.  If there is any indication of impairment, management estimates the recoverable amount of the asset.  Any excess of the carrying amount of the asset over its recoverable amount is recognized as an impairment loss.  If there is evidence that the accumulated impairment losses of an asset other than goodwill in prior years no longer exist or have decreased, the amount previously recognized as impairment loss is reversed and the carrying amount of the asset is increased to the recoverable amount.  The increase in the carrying amount shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years.

The CGU to which goodwill is allocated for the purposes of impairment testing is reviewed for impairment annually.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized for the CGU.  The impairment loss is allocated first to the goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts.

(n)	Goodwill and other intangible assets

Effective January 1, 2007, the Company adopted ROC SFAS No. 37, “Intangible Assets.”  In accordance with ROC SFAS No. 37, other than intangible assets acquired by way of government grant, which are measured at the fair value, intangible assets are initially measured at cost.  After initial recognition, intangible assets are measured at cost plus a revaluation increment (revalued in accordance with ROC laws and regulations), less any subsequent accumulated amortization and accumulated impairment losses.  The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over the estimated useful life using the straight-line method from the date that the asset is available for use.  The residual value, the amortization period and the amortization method are reviewed at least annually at each fiscal year-end, and any changes are accounted for as changes in accounting estimates.  An intangible asset with an indefinite useful life is not amortized, but its useful life is reviewed annually at each fiscal year-end to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset.  The change from an indefinite useful life to a finite useful life is accounted for as a change in accounting estimate.  The adoption of ROC SFAS No. 37 had no impact on the Company’s consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The costs of patents and licenses for the product and process technology for TFT-LCDs and other flat panel displays are capitalized and amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from 3 to 15 years.

Expenditure on research, other than goodwill and intangible assets acquired in a business combination, is charged to expense as incurred.  Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following: 1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; 2) its intention to complete the intangible asset and use or sell it; 3) its ability to use or sell the intangible asset; 4) the probability that the intangible asset will generate future economic benefits; 5) the availability of adequate technical, financial and other resources to complete the development project; and 6) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other development expenditure is charged to expense as incurred.

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination.  Effective January 1, 2006, and in accordance with the amended ROC SFAS No. 25, goodwill is no longer amortized but is tested for impairment in accordance with ROC SFAS No. 35, at least annually or more frequently if events or circumstances indicate it might be impaired.

Core technologies are amortized using the straight-line method over the estimated useful lives of three years.  Such core technologies include certain primary technologies in the design, manufacture and assembly of TFT-LCD products acquired in connection with the merger with QDI on October 1, 2006.

(o)	Deferred charges

Deferred charges consist of the cost of the software systems, electrical facility installation charges, expense associated with syndicated loans, bond issuance costs, and land use rights.  The cost of the software systems, electrical facility installation charges and expense associated with syndicated loans are amortized over the estimated useful lives of three to seven years on a straight-line basis.  Bond issuance costs are amortized using the straight-line method over the period from the issuance date to the maturity date (five years).  The amortization of issuance costs associated with loans and bonds under the straight-line method is not materiality different from the amount determined using the effective interest method.  In the case of early redemption of bonds, the unamortized bond issuance cost is charged to current operations.  The cost of land use right is amortized using the straight-line method over the lease term of 50 years.

(p)	Convertible bonds assumed in a business combination

Convertible bonds assumed from business combination with QDI on October 1, 2006, were initially issued prior to December 31, 2005 and were recorded at fair value at the date of acquisition.  The difference between the recorded amount and the par value of the convertible bond is amortized and charged to current operations as interest expense using the interest method

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

over the respective remaining redemption periods.  When bondholders exercise the right to convert bonds into common stock, calculated based on the principal amount of the bond and conversion price applicable at the date of conversion, the par value of the bonds is credited to common stock, with the difference between the carrying value of the bonds and the par value of common stock, unamortized premium or discount upon the conversion of the bonds, and related issuance cost, is recorded as capital surplus.

(q)	Retirement plan

Pursuant to government regulations, the Company has established employee noncontributory, defined benefit retirement plan (“the Plan”) for AUO and its subsidiaries located in the Republic of China, respectively, covering full-time employees in the Republic of China.  In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements.  Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement.  Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter.  The maximum retirement benefit is 45 months of salary.  The Plan is funded by contributions made by the Company, plus earnings thereon.  On a monthly basis, the Company contributes two percent of wages and salaries to a pension fund maintained with the Bank of Taiwan (formerly with the Central Trust of China before it merged with and into the Bank of Taiwan on July 1, 2007).  Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.  For defined benefit plan under the ROC Labor Standards Law (the “old system”), the Company adopted ROC SFAS No. 18, “Accounting for Pensions,” which requires the Company to perform an actuarial calculation on its pension obligation as of each fiscal year-end.  Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of the Plan participants.

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (hereinafter referred to as the “new system”), employees who elected to participate in the new system or joined the Company after July 1, 2005, are subject to a defined contribution plan under the new system.  For the defined contribution plan, the Company is required to make a monthly contribution at a rate no less than six percent of an employee’s monthly salary or wages to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance.  Cash contributions are charged to current operations as pension cost.  Unrecognized net transition obligation and unrecognized pension gain or loss are amortized on a straight-line basis.

AUL, DPL, QDL, QIL and DPHK have not set up their retirement plans.  AUA, AUJ, AUE, AUK, AUSA, AUS, AUSH, AUXM, AUSJ, AUZ, DPS and DPXM have set up their respective retirement plans based on local government regulations.

(r)	Treasury stock

Treasury stock repurchased by AUO is accounted for under the cost method.  The cost of treasury stock is shown as a deduction from stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to capital surplus or retained earnings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Employee stock options assumed in a business combination

AUO assumed the employee stock options of QDI in connection with the merger with QDI on October 1, 2006.  Pursuant to the provisions of ROC SFAS No. 25, fair value of the vested employee stock options is measured on the consummation date and included in the purchase price.  Fair value of unvested options is allocated to compensation cost and is amortized over the post-combination requisite service period.

(t)	Government grants

Income from government grants for research and development is recognized as non-operating income when qualifying expenditures are made and income is realizable.

(u)	Income taxes

Income taxes are accounted for under the asset and liability method.  Deferred income taxes are determined based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse.  The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities.  The income tax effects resulting from deductible temporary differences, net operating loss carryforwards, and income tax credits are recognized as deferred income tax assets.  The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the deferred tax assets will not be realized, a valuation allowance is recognized accordingly.

Classification of the deferred income tax assets or liabilities as current or noncurrent is based on the classification of the related asset or liability.  If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of such deferred income tax asset or liability.

According to the ROC Income Tax Act, undistributed income, if any, earned after December 31, 1997, is subject to an additional 10 percent retained earnings tax.  The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

Income taxes of the Company are calculated based on tax laws of various countries and jurisdictions where respective subsidiary companies were incorporated.  Income tax returns are filed by each entity separately and not on a combined basis.  Income tax expense of the Company is the sum of income tax expenses of AUO and consolidated subsidiary companies.

(v)	Investment tax credits

Investment tax credits arising from the purchase of equipment and machinery, research and development expenditures, and employee training expenditures are recognized using the flow-through method.  Income tax expense is reduced by available investment tax credits that are generated in the current year or carried over from the prior years.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(w)	Earnings per common share

Earnings per share (“EPS”) of common stock are computed in accordance with ROC SFAS No. 24, “Earnings per Share.”  Basic earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  Diluted earnings per share are computed by taking basic earnings per share into consideration, plus additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average outstanding shares are adjusted retroactively for stock dividends, including transfers from retained earnings and capital surplus to common stock, and employee stock bonus issued.

(x)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars.  Translation of the 2007 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2007, of NT$32.43 to US$1.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(y)	Business combinations

Business combinations are accounted for under the purchase method of accounting as set forth in the amended ROC SFAS No. 25.  Goodwill associated with a business combination is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired.  AUO completed the merger with QDI on October 1, 2006; see note 26.

(z)	Reclassifications

The Company reclassified certain of its accounts in the consolidated balance sheet as of December 31, 2005 and 2006, to conform with the current-year presentation.  The reclassifications had no material impact on the consolidated financial statements.

(za)	Accounting changes

Effective January 1, 2005, the Company adopted the amended ROC SFAS No. 5, and recognized its equity in the income (loss) of equity-method investee on a current-year basis.  Delaying the recognition to the following year is no longer allowed.  As a result, the Company recognized investment loss of NT$11,294 thousand for the year ended December 31, 2005.  In addition, the Company adopted ROC SFAS No. 35, and recognized an impairment loss of NT$4,165 thousand for the year ended December 31, 2005, on an equity-method investment.  As a result of the aforementioned changes, net income and basic EPS of the Company decreased by NT$14,570 thousand and NT$0.003, respectively, for the year ended December 31, 2005.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2006, the Company adopted ROC SFAS No. 34, ROC SFAS No. 36, the amended ROC SFAS No. 1, “Conceptual Framework for Financial Accounting and Preparation of Financial Statements,” and the amended ROC SFAS No. 5.  The impact on net income and basic EPS of the Company for the year ended December 31, 2006, was as follows:

	December 31, 2006
Nature of accounting changes	Increase (decrease) in net income	Increase (decrease) in basic EPS
	NT$	NT$
	(in thousands, except for per share data)

Accounting for financial instruments	(183,363)	(0.024)
Accounting for investor-level goodwill	112,969	0.015
	(70,394)	(0.009)

(1)	Financial instruments are accounted for in accordance with ROC SFAS No. 34 and 36. Refer to notes 4, 5, and 20 for further details.

(2)
Effective January 1, 2006, and in accordance with ROC SFAS No. 5, the unallocated difference between the acquisition cost and carrying amount of net equity of equity-method investees (i.e., investor-level goodwill) is no longer amortized.

On January 1, 2006, as a result of the adoption of ROC SFAS No. 34, the Company recognized NT$(38,585) thousand as cumulative effect of changes in accounting principles for adjustments made to the carrying amounts of financial instruments classified as financial assets or liabilities measured at fair value through profit or loss and NT$(225,564) thousand as a separate component of stockholders’ equity for adjustments made to the carrying amounts of financial instruments classified as available for sale and financial instruments effective as hedges.

Effective January 1, 2007, the Company adopted ROC SFAS No. 37.  Upon initial adoption of ROC SFAS No. 37, the Company reviewed the appropriateness of the amortization periods and amortization method related to its intangible assets with finite useful lives, and concluded that no changes should be made.  The initial adoption of ROC SFAS No. 37 had no impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted ROC SFAS No. 38 and reclassified certain noncurrent assets as “held for sale” (refer to note 8 for further details).  Noncurrent assets held for sale were measured and disclosed in accordance with ROC SFAS No. 38.  The impact on net income and basic EPS of the Company for the year ended December 31, 2007, resulting from the adoption of ROC SFAS No. 38, was immaterial.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	Cash and Cash Equivalents

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Cash and bank deposits	31,123,600	65,564,544	2,021,725
Government bonds	12,801,940	24,325,063	750,079
	43,925,540	89,889,607	2,771,804

The Company purchases ROC government bonds under agreements to sell substantially the same securities within 30 days of the repurchase agreements.  Interest rates ranged from 1.47% to 1.51% and 1.80% to 1.85% in 2006 and 2007, respectively.

4.	Investment Securities

	December 31,
	2006	2007
	NT$	NT$	US$
		(in thousands)
Available for sale financial assets—current:
Publicly listed stocks	1,848,758	1,347,131	41,540

Available for sale financial assets—noncurrent:
Promate Electronic Co., Ltd. (“Promate”)	16,847	1,204	37
Gallant Precision Machining Co., Ltd. (“GPM”)	-	99,386	3,065
Orise Technology Co., Ltd. (“Orise”)		2,023,041	62,382
Nano Electro-Optical Technology Co., Ltd. (“Nano-Op”)	160,328	-	-
	177,175	2,123,631	65,484

Financial assets carried at cost—noncurrent:
Darly3 Venture Inc. (“Darly3”)	38,633	27,459	847
StarBex International Inc. (“StarBex”)	7,905	7,905	244
Daxon Technology Inc. (“Daxon”)	7,207	7,207	222
Exploit Technology Co., Ltd. (“Exploit”)	37,616	37,616	1,160
Skypola Optronics Co., Ltd. (“Skypola”)	234,800	234,800	7,240
Gamma Optical Co., Ltd. (“Gamma”)	-	160,000	4,934
Simpal Electronics Co., Ltd. (“Simpal”)	-	230,000	7,092
Azotek Co., Ltd. (“Azotek”)	-	36,058	1,112
Entire Technology Co., Ltd. (“Entire”)	210,800	-	-
	536,961	741,045	22,851

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2005, the Company evaluated its investment in StarBex and determined that the investee had been in a continuous loss position for more than twelve months.  The Company determined that the impairment was permanent and therefore recognized impairment loss of NT$8,970 thousand for the year ended December 31, 2005.

In 2006, the Company assessed its investment in Daxon in accordance with ROC SFAS No. 35 and determined that the likelihood of recovering its investment in this investee was remote given that the investee had been in a continuous loss position for more than twelve months.  As a result, the Company recognized impairment loss of NT$9,793 thousand for the year ended December 31, 2006.

In 2006 and 2007, the Company recognized unrealized gains of NT$255,159 thousand and NT$1,326,391 thousand, respectively, as a separate component of stockholders’ equity due to the effect of changes in quoted market value for its investments in listed equity securities.

5.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2006		2007
	Notional amount	Carrying amount	Notional amount	Carrying amount
		NT$		NT$	US$
	(in thousands)
Derivative financial assets:
Sale of foreign currency forward contracts	USD326,000	28,756	USD437,000	32,180	992
Purchase of foreign currency forward contracts	-	-	USD11,000	9,020	278
Purchase of foreign currency forward contracts	-	-	YEN27,789,498	127,668	3,937
Interest rate swap	NTD4,200,000	3,172	NTD41,777,778	299,224	9,227

Derivative financial liabilities:
Sale of foreign currency forward contracts	USD348,000	64,554	USD1,228,000	215,714	6,652
Purchase of foreign currency forward contracts	YEN83,500,000	468,552	YEN23,400,000	103,161	3,181
Purchase of foreign currency forward contracts	USD 294,500	2,282	-	-	-
Interest rate swap	NTD52,300,000	327,325	NTD23,833,333	81,667	2,518

The aforementioned derivative financial instruments were classified in the consolidated balance sheets under the current and noncurrent portion of financial assets and liabilities measured at fair value, except for derivative financial instruments designated as hedges, which were classified under hedging derivative assets and financial liabilities—noncurrent.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into foreign exchange forward contracts with several banks to hedge foreign currency exchange risk resulting from business operations and investment activities.  For the years ended December 31, 2006 and 2007, unrealized gain (loss) resulting from changes in fair value of derivative contracts amounted to NT$(669,147) thousand and NT$356,625 thousand respectively.

The Company entered into interest rate swap contracts with several banks to hedge interest risk exposure arising from the Company’s financing activities.  As of December 31, 2006 and 2007, the total notional amount of outstanding interest rate swap contracts amounted to NT$56,500,000 thousand and NT$65,611,111 thousand, respectively.  Of the total notional amounts as of December 31, 2006 and 2007, NT$51,000,000 thousand and NT$60,611,111 thousand, respectively, were related to effective hedges (see hedge accounting detailed below).  For the years ended December 31, 2006 and 2007, unrealized gain (loss) resulting from changes in fair value of derivative contracts recognized in earnings amounted to NT$(4,860) thousand and NT$24,427 thousand, respectively.  As of December 31, 2006 and 2007, cumulative unrealized gain (loss) in the amounts of NT$(239,889) thousand and NT$396,472 thousand, respectively, was recognized in stockholders’ equity.

(b)	Hedge accounting

The Company entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with fluctuating interest rates on its floating-rate long-term debts.  As of December 31, 2006 and 2007, details of hedged items designated as cash flows hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2006
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)
Bonds payable with variable interest rate	Interest rate swap contracts	(21,508)	Jan. 2007–Apr. 2009	Jan. 2007–Apr. 2009
Long-term borrowings with variable interest rate	Interest rate swap contracts	(301,111)	Jan. 2007–Dec. 2011	Jan. 2007–Dec. 2011

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)
Bonds payable with variable interest rate	Interest rate swap contracts	(27,226)	Jan. 2008–Apr. 2009	Jan. 2008–Apr. 2009
Long-term borrowings with variable interest rate	Interest rate swap contracts	220,331	Jan. 2008–Dec. 2012	Jan. 2008–Dec. 2012

Unrealized gain (loss) on derivative instruments effective as cash flow hedges as of December 31, 2006 and 2007, which were recognized as a separate component of stockholders’ equity, were as follows:

	December 31
	2006	2007
	NT$	NT$	US$
	(in thousands)

Amount recognized in equity upon initial adoption of ROC SFAS No. 34	(235,891)	-	-
Amount recognized in equity for current period change	(3,998)	396,472	12,225
	(239,889)	396,472	12,225

6.	Notes and Accounts Receivable

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Notes receivable	72,656	-	-
Accounts receivable	48,466,302	72,295,269	2,229,271
Less:allowance for doubtful accounts	(422,123)	(282,940)	(8,724)
allowance for sales returns and discounts	(806,935)	(956,322)	(29,489)
	47,309,900	71,056,007	2,191,058

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During 2006 and 2007, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

December 31, 2006
Underwriting bank	Purchased amount	Amount advanced	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)

Ta Chong Bank	USD20,000	-	USD63,287	USD63,287	See below	None
Chinatrust Commercial Bank	USD15,000	-	USD49,953	USD49,953	See below	None
Mizuho Corporate Bank	USD75,000	-	-	-	See below	None

December 31, 2007
Underwriting bank	Purchased amount	Amount advanced	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)
Chinatrust Commercial Bank	USD15,000	-	USD45,050	USD45,050	See below	None
Mega International Commercial Bank	USD15,000	-	USD60,853	USD60,853	See below	None
Mizuho Corporate Bank	USD95,000	-	USD299,957	USD299,957	See below	None
Standard Chartered Bank	USD80,000	USD12,003	USD164,701	USD164,701	See below	None

Note (a):	Under these facilities, the Company, irrevocably and without recourse, transferred accounts receivable to the respective underwriting banks.

Note (b):
To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of financial difficulties are borne by respective banks.  The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in recovering these receivables.

Note (c):	The Company had informed its customers subject to the facilities to make payment directly to respective underwriting banks.

Note (d):
As of December 31, 2006 and 2007, total outstanding receivables resulting from the above transactions, net of fees charged by underwriting banks, of NT$460,873 thousand and NT$1,759,783 thousand, respectively, were classified under other current financial assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Inventories

	December 31,
	2006	2007
	NT$	NT$	US$
		(in thousands)

Finished goods	21,764,004	20,055,132	618,413
Work in process	21,247,361	15,508,156	478,204
Raw materials and spare parts	3,567,828	3,639,471	112,226
	46,579,193	39,202,759	1,208,843
Less:provision for inventory obsolescence and devaluation	(4,263,301)	(3,771,733)	(116,304)
	42,315,892	35,431,026	1,092,539

8.	Noncurrent Assets Held for Sale and Related Liabilities

On October 31, 2007, AUO’s board of directors decided to dispose of a module-assembly facility located in Songjiang, PRC, and the sale is highly probable within one year.  As a result, the facility was classified as noncurrent assets held for sale.  As of December 31, 2007, details of noncurrent assets held for sale and payables directly related to the noncurrent assets consisted of the following:

	December 31, 2007
	NT$	US$
	(in thousands)

Deferred charge—land use rights	38,876	1,199
Building	1,017,728	31,382
Machinery and equipment	327,177	10,089
Allowance for impairment loss	(100,043)	(3,085)
	1,283,738	39,585
Liabilities directly related to the noncurrent assets	(138,681)	(4,276)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Equity-Method Investments

	December 31,
	2006		2007
	%	Amount	%	Amount
		NT$		NT$	US$
	(in thousands)
Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”)	49%	7,375,926	49%	-	-
Qisda Corporation (“Qisda”) (formerly BenQ Corporation)	5%	1,646,765	5%	1,586,885	48,933
Cando Corporation (“Cando”)	21%	1,168,510	21%	1,206,015	37,188
Wellypower Optronics Corporation Ltd. (“Wellypower”)	9%	461,439	9%	478,414	14,752
Asia Pacific Genesis Venture Capital Fund L.P. (“Asia Pacific VC”)	11%	286,457	11%	356,508	10,993
Daxin Materials Corp. (“Daxin”)	43%	153,976	35%	206,632	6,372
Raydium Semiconductor Corp. (“Raydium”)	18%	89,180	16%	192,170	5,927
Light House Technology Co., Ltd. (“LHTC”)	21%	124,101	20%	127,890	3,943
Apower Optronics Corporation (“Apower”)	6%	59,595	5%	46,687	1,440
Sita Technology Corp. (“Sita”)	45%	25,277	45%	434	13
Orise Technology Co., Ltd. (“Orise”)	20%	290,786	-	-	-
Nano Electro-Optical Technology Co., Ltd (“Nano-Op”)	-	-	16%	702,807	21,671
Entire Technology Co., Ltd. (“Entire”)	-	-	13%	266,451	8,216
Patentop Ltd. (“Patentop”)	41%	-	41%	-	-
		11,682,012		5,170,893	159,448

In August 2006, AUO acquired a 39.7% ownership interest in Toppan CFI.  In October 2006, AUO made additional investment in Toppan CFI and increased its ownership interest to 49%, and entered into a shareholders agreement with Toppan Printing.  As AUO was able to exercise significant influence over Toppan CFI’s operating and financial policies, AUO accounted for its investment in Toppan CFI under the equity method of accounting in 2006.  On March 15, 2007, AUO and Toppan Printing amended the shareholders agreement.  Pursuant to the amended shareholders agreement, AUO was able to exercise control over Toppan CFI.  As a result, effective from the date of amendment to the shareholders agreement, Toppan CFI is included in the Company’s consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In November 2004, the Company made investment in Qisda.  The Company was able to exercise significant influence over Qisda, and accordingly, the Company accounted for its investment in Qisda under the equity method of accounting.  In accordance with ROC SFAS No. 35, the Company evaluated its investment in Qisda and recognized an impairment loss of NT$271,108 thousand for the year ended December 31, 2006.  As December 31, 2006 and 2007, the market value of the Company’s investment in Qisda, determined based on quoted market price, was NT$2,319,628 thousand and NT$2,855,336 thousand, respectively.

As of December 31, 2006 and 2007, the market value of the Company’s investment in Wellypower, determined based on quoted market price, was NT$1,584,856 thousand and NT$1,184,020 thousand, respectively.

In connection with the merger with QDI on October 1, 2006, the Company acquired an ownership interest of 11% in Asia Pacific VC, a limited partnership.  The Company accounted for its investment in Asia Pacific VC using the equity method of accounting.

In January 2006, the Company sold its 47% ownership interest in Raydium and no longer held a controlling interest over Raydium.  As a result, Raydium was excluded from the Company’s consolidated financial statements in 2006, and the remaining ownership interest in Raydium was accounted for under the equity method of accounting.  The gain on disposal of this investment amounted to NT$25,172 thousand for the year ended December 31, 2006.

In 2007, the Company sold part of its ownership interest in LHTC for NT$17,390 thousand, and recognized a gain on disposal of NT$12,045 thousand.

The Company’s equity interest in Orise decreased to 16.75% in 2007 as a result of issuance of additional equity interest by Orise to other investors, and the Company ceased applying the equity method of accounting in the fourth quarter of 2007 and accounted for its investment in Orise under available for sale financial assets.

In October 2006, the Company acquired a 2.7% ownership interest in Nano-Op.  In January 2007, the Company made additional investment in Nano-Op and increased its ownership interest to 16%.  The Company is able to exercise significant influence over Nano-Op’s operating and financial policies, and as a result, the Company accounted for its investment in Nano-Op under the equity method of accounting.  As of December 31, 2007, the market value of the Company’s investment in Nano-Op, determined based on quoted market price, was NT$821,909 thousand.

During 2007, the Company is able to exercise significant influence over Entire’s operating and financial policies, and as a result, the Company accounted for its investment in Entire under the equity method of accounting.

Pursuant to ROC SFAS No. 5, as amended, which requires the Company to recognize its equity in the income (loss) of Patentop on a current-year basis, the Company recognized an investment loss of NT$11,294 thousand for the year ended December 31, 2005, NT$10,405 thousand of which was attributed to the Company’s equity in the net loss of Patentop for the year ended December 31, 2004.  In accordance with ROC SFAS No. 35, the Company evaluated its investment in Patentop and

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

recognized an impairment loss of NT$4,165 thousand for the year ended December 31, 2005, as the remaining carrying amount of the investment was deemed to be not recoverable.

As of December 31, 2006 and 2007, the details of the difference between the acquisition cost and the fair value of net assets acquired were as follows:

	2006
	Beginning balance	Current period net increase	Amortization and realization	Effect of disposal or change in consolidated entity	Ending balance
	NT$	NT$	NT$	NT$	NT$
			(in thousands)

Amortizable assets	(56,171)	(523,376)	19,654	-	(559,893)
Goodwill	849,552	34,881	-	(5,476)	878,957
Other assets	316,244	(40,004)	11,797		288,037
	1,109,625	(528,499)	31,451	(5,476)	607,101

	2007
	Beginning balance	Current period net increase	Amortization and realization	Effect of disposal or change in consolidated entity	Ending balance
	NT$	NT$	NT$	NT$	NT$
			(in thousands)

Amortizable assets	(559,893)	-	49,706	478,335	(31,852)
Goodwill	878,957	-	-	-	878,957
Other assets	288,037	-	(54,642)	28,207	261,602
	607,101	-	(4,936)	506,542	1,108,707

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Property, Plant and Equipment, and Idle Assets

On October 31, 2007, AUO’s board of directors decided to dispose of a module-assembly facility located in Songjiang, PRC, and pursuant to ROC SFAS No. 38, the Company reclassified NT$1,283,738 thousand to noncurrent assets held for sale; see note 8 for further details.

Interest capitalized and included in property, plant and equipment amounted to NT$976,404 thousand, NT$643,660 thousand and NT$671,644 thousand for the years ended December 31, 2005, 2006 and 2007, respectively.  The interest rates applied for the capitalization ranged from 2.03% to 5.20%, 2.49% to 6.37%, and 1.92% to 7.74% in 2005, 2006 and 2007, respectively.

Certain property, plant and equipment were pledged as collateral; see note 22.

Idle assets as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006	2007
	NT$	NT$	US$
		(in thousands)
Cost:
Land	478,214	478,214	14,746
Buildings	664,536	544,421	16,787
Machinery and other equipment	3,427,361	4,713,325	145,338
	4,570,111	5,735,960	176,871
Less: accumulated depreciation	(2,566,607)	(3,241,491)	(99,953)
	2,003,504	2,494,469	76,918
Less: allowance for devaluation of idle assets	(226,748)	(652,370)	(20,116)
	1,776,756	1,842,099	56,802

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Intangible Assets, Net

Intangible assets as of December 31, 2006 and 2007, consisted of the following:

	December 31, 2006
	Beginning balance	Acquired through merger (adjustment)	Additions	Amortization	Ending Balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)

Goodwill	-	14,288,008	-	-	14,288,008	440,580
Technology-related fees	2,483,329	-	1,029,450	(1,027,405)	2,485,374	76,638
Core technologies	-	3,675,700	-	(306,308)	3,369,392	103,897
	2,483,329	17,963,708	1,029,450	(1,333,713)	20,142,774	621,115

	December 31, 2007
	Beginning balance	Acquired through merger (adjustment)	Additions	Amortization	Ending Balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)

Goodwill	14,288,008	(267,046)	-	-	14,020,962	432,345
Technology-related fees	2,485,374	-	1,538,664	(1,201,309)	2,822,729	87,041
Core technologies	3,369,392	-	-	(1,225,234)	2,144,158	66,116
	20,142,774	(267,046)	1,538,664	(2,426,543)	18,987,849	585,502

12.	Short-term Borrowings

The Company entered into unsecured short-term bank loans to support its working capital requirements.  Short-term borrowings as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006	2007
	NT$	NT$	US$
		(in thousands)

Short-term borrowings	3,729,465	136,594	4,212
Unused available balance	25,688,935	20,452,454	630,665

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest rates on short-term borrowings outstanding as of December 31, 2006 and 2007, ranged from 5.97% to 6.09% and 5.70%-7.47%, respectively.

13.	Bonds Payable

Bonds payable as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006	2007
	NT$	NT$	US$
		(in thousands)

Secured bonds payable	17,000,000	16,000,000	493,370
Less: current portion	(1,000,000)	(2,500,000)	(77,089)
	16,000,000	13,500,000	416,281
Interest payable	160,655	157,952	4,871
Unused available balance	7,000,000	7,000,000	215,850

The significant terms of secured bonds payable are summarized as follows:

	Secured Bond 1	Secured Bond 2	Secured Bond 3

Par value	NT$6,000,000 thousand	NT$6,000,000 thousand	NT$5,000,000 thousand

Issue date	Apr. 23–24, 2004	Jun. 6–13, 2005	Mar. 21, 2006

Issue price	At par value	At par value	At par value

Coupon rate	As stated below	Bond I: 2.0000% Bond II: 1.9901%	Fixed rate 1.948%

Duration	As stated below	Jun. 6, 2005 – Jun. 13, 2010	Mar. 21, 2006 – Mar. 21, 2011

Bank that provided guarantee	Mega International Commercial Bank and eleven other banks	Bank of Taiwan and eight other banks	Mizuho Corporate Bank and six other banks

Redemption	As stated below	As stated below	As stated below

Secured Bond 1 is divided into five types, namely, I, II, III, IV and V, based upon their respective issuance structures.  Type I has a fixed coupon rate of 1.43%, and the remaining are floating-rate based.  However, AUO has entered into separate interest rate swap contracts that have the effect of converting the floating rates into fixed rates.  Whereas Type I is of a three-year term, the rest have a term of five years.  AUO is obligated to repay the principal amount of each tranche under Type I in full at maturity; the principal amount of tranches A-F under Type II, tranches A, B, E, F under Type III, and tranches A and B under Type IV will be repaid in 3 installments in the proportion of 10/60,

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25/60 and 25/60 at the end of year 3, 4 and 5, respectively, from their respective issuance date; tranches G and H under Type II, tranches C and D under Type III, tranches C and D under Type IV, and tranches A-D under Type V will be repaid in two equal installments at the end of year 4 and 5 from their respective issuance date.

Secured Bond 2 is divided into two types, namely I and II, based upon their respective coupon rates and interest calculation structure.  While AUO is obligated to make annual interest payments for both types of bonds, Type I is calculated based on simple interest and Type II is calculated semi-annually based on compound interest.  Based upon their respective issuance date, the bonds can be further divided into six tranches, namely A, B, C, D, E and F, payable in two equal installments at the end of year 4 and 5 from their respective issuance date.

Secured Bond 3 is calculated based on simple interest.  AUO is obligated to make annual interest payments for the bond.  The bond is payable in two equal installments at the end of year 4 and 5 from its issuance date.

As of December 31, 2006, the current portion of bonds payable of NT$1,000,000 thousand was related to Secured Bond 1, representing Type I principal amount of NT$500,000 thousand due on April 23, 2007, and the first installment of Type II, Type III and Type IV of NT$250,000 thousand, NT$166,667 thousand and NT$83,333 thousand, respectively, due on April 23, 2007.

As of December 31, 2007, the current portion of bonds payable of NT$2,500,000 thousand was related to Secured Bond 1, representing the second installment of Type II, Type III and Type IV of NT$625,000 thousand, NT$416,667 thousand, and NT$208,333 thousand, respectively, and the first installment of Type II, Type III, Type IV and Type V of NT$250,000 thousand, NT$250,000 thousand, NT$250,000 thousand and NT$500,000 thousand, respectively, due on April 23, 2008.

All of the aforementioned bonds are secured by bank guarantees through an arrangement of a syndicated bank guarantee facility.  Based on financial covenants under the syndicate agreement for the bond guarantee, AUO is obligated to maintain its current ratio, debt ratio, interest coverage ratio, and tangible net worth, as defined, at a certain level.  AUO complied with the aforementioned financial covenants in 2006 and 2007.

Certain of AUO’s assets are pledged to secure the bonds payable; see note 22.

14.	Convertible Bonds Payable

AUO assumed the convertible bonds of QDI in connection with the merger with QDI on October 1, 2006 and recorded the outstanding convertible bonds payable at fair value on the date of acquisition.

AUO assumed two unsecured domestic convertible corporate bonds (hereinafter referred to as “TCB 1” and “TCB 2”), and two unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 2” and “ECB 3”) from the merger with QDI.  Details of these convertible bonds are discussed in detail in the following paragraphs.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2006 and 2007, outstanding convertible bonds payable consisted of the following:

	December 31, 2006
	TCB 1	TCB 2	ECB 2	ECB 3	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Convertible bonds payable	5,197,500	5,987,100	63,595	9,599,522	20,847,717	642,853
Unamortized premium (discount)	(198,256)	573,563	929	154,219	530,455	16,357
	4,999,244	6,560,663	64,524	9,753,741	21,378,172	659,210
Less: current portion	-	-	(64,524)	(9,753,741)	(9,818,265)	(302,753)
	4,999,244	6,560,663	-	-	11,559,907	356,457

The ECB 2 and ECB 3 bondholders had the right to request AUO to repurchase the bonds on August 5, 2007 and January 26, 2007, respectively, therefore, AUO reclassified the outstanding balances as current liabilities as of December 31, 2006.

	December 31, 2007
	TCB 1	TCB 2	ECB 2	ECB 3	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Convertible bonds payable	5,194,300	2,749,300	-	3,765,217	11,708,817	361,049
Unamortized premium (discount)	(114,162)	93,590	-	-	(20,572)	(635)
	5,080,138	2,842,890	-	3,765,217	11,688,245	360,414
Less: current portion	-	(2,842,890)	-	-	(2,842,890)	(87,662)
	5,080,138	-	-	3,765,217	8,845,355	272,752

As the ECB 3 bondholders did not fully redeem the bonds on January 26, 2007, and considering that AUO did not have the intention to redeem the outstanding bonds, AUO reclassified the outstanding bonds as long-term liabilities as of December 31, 2007.

As TCB 2 bondholders have the right to request AUO to repurchase the bonds on July 18, 2008, the entire outstanding balances were reclassified as a current liability as of December 31, 2007.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant terms of the aforementioned convertible bonds payable are summarized as follows:

(a)	Domestic convertible bond 1 (“TCB 1”)

Par value	NT$10,500,000 thousand

Original issue date	April 22, 2004

Original issue price	102.5% of par value

Coupon rate	0%

Maturity date	April 21, 2009

Collateral	None

Conversion method	Bondholders may convert bonds into AUO’s common shares at any time between May 22, 2004, and April 11, 2009.

Conversion price	NT$70.49 (as adjusted effective October 1, 2006, as a result of merger with QDI). The conversion price was adjusted to NT$68.61 as a result of earnings distribution on August 10, 2007.

Put right	No

Redemption terms	(1)	Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.

	(2)	Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the closing price of its common shares on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.

	(3)	Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$1,050,000 thousand.

In October 2006, AUO repurchased, at par, from bondholders who expressed opposition to the merger between AUO and QDI in accordance with the ROC Company Act and the Business Mergers and Acquisition Act.  Total principal amount of early redemption amounted to NT$5,302,500 thousand.

During 2007, certain bondholders exercised their rights to convert bonds into common shares with a principal amount of NT$3,200 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Domestic convertible bond 2 (“TCB 2”)

Par value	NT$6,000,000 thousand

Original issue date	July 18, 2005

Original issue price	At par value

Coupon rate	0%

Maturity date	July 18, 2010

Collateral	None

Conversion method	Bondholders may convert bonds into AUO’s common shares at any time between August 18, 2005, and July 7, 2010.

Conversion price	NT$44.10 (as adjusted effective October 1, 2006, as a result of merger with QDI). The conversion price was adjusted to NT$42.92 as a result of earnings distribution on August 10, 2007.

Put right	Bondholders have the right to request AUO to repurchase bonds on July 18, 2008, at par.

Redemption terms	(1) Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.

(2)
Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the closing price of its common shares on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.

(3) Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$600,000 thousand.

In August 2006, certain bondholders exercised their rights to convert bonds into common shares with a principal amount of NT$12,900 thousand.

During 2007, certain bondholders exercised their rights to convert bonds into common shares with a principal amount of NT$3,237,800 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Overseas convertible bond 2 (“ECB 2”)

Par value	US$270,000 thousand

Original issue date	February 5, 2004

Original issue price	At par value

Coupon rate	0%

Maturity date	February 5, 2009

Collateral	None

Conversion method	Bondholders may, between March 16, 2004, and January 26, 2009, convert bonds into AUO’s common shares or certificates exchangeable for common stock.

Conversion price	NT$72.94 (as adjusted effective October 1, 2006, as a result of merger with QDI). For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$33.33 is used.

Put right	Bondholders have the right to request AUO to repurchase bonds on August 5, 2006, at 99.875% of par (see below) and August 5, 2007, at 99.825% of par (see below).

Redemption terms	(1)	Unless previously redeemed, put option exercised, purchased and cancelled, or converted, bonds will be redeemed on maturity at 99.75% of par.

	(2)	Effective from the 30th month of issuance, AUO may, at any time after August 5, 2006, redeem the bonds at par, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 125% of the conversion price (translated into U.S. dollars at rate of NT$33.33 = US$1) for a period of 30 consecutive trading days.

	(3)	AUO may redeem the total amount of outstanding bonds in whole at par in the event that 95% of the bonds have been previously redeemed, converted, or purchased and cancelled.

In August 2006, certain bondholders exercised put option and requested AUO to redeem their outstanding bonds at 99.875% of par.  Total principal amount redeemed amounted to US$200,239 thousand.

In April 2007, AUO redeemed total outstanding bonds in whole at par as more than 95% of the bonds had been previously redeemed, purchased or converted.  Total principal amount redeemed amounted to US$1,951 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Overseas convertible bond 3 (“ECB 3”)

Par value	US$294,500 thousand

Original issue date	November 26, 2004

Original issue price	At par value

Coupon rate	0%

Maturity date	November 26, 2009

Collateral	None

Conversion method	Bondholders may, at any time from 41 days after issuance to the 10 days before maturity, convert bonds into AUO’s common shares or certificates exchangeable for common stock.

Conversion price
NT$52.54 (as adjusted effective October 1, 2006, as a result of merger with QDI).  The conversion price was adjusted to NT$51.13 as a result of earnings distribution on August 10, 2007.  For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$32.57 is used.

Put right	Bondholders have the right to request AUO to repurchase bonds on January 26, 2007, at par (see below).

Redemption terms	(1)	Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.

	(2)	Effective from the 26th month of issuance, AUO may, at any time after January 26, 2007, redeem the bonds at par, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 125% of the conversion price (translated into U.S. dollars at the rate of NT$32.57 = US$1) for 30 consecutive trading days.

	(3)	AUO may redeem the total amount of outstanding bonds in whole at par in the event that 95% of the bonds have been previously redeemed, converted, or purchased and cancelled.

In January 2007, certain bondholders exercised their put option and requested AUO to redeem their outstanding bonds at par.  Total principal amount redeemed amounted to US$169,589 thousand.

During 2007, certain bondholders exercised their rights to convert bonds with a principal amount of US$8,826 thousand into common shares.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Long-term Borrowings

Bank or			December 31,
Agent Bank	Purpose	Line of Credit and Key Terms	2006	2007
			NT$	NT$	US$
			(in thousands)

Mega International Commercial Bank	As stated below, see note (b)	From Dec. 21, 2000, to Dec. 21, 2007, NT$11,000 million, repayable in 10 semi-annual installments starting from June 2003.	2,200,000	-	-
Chinatrust Commercial Bank	As stated below, see note (b)	From Sep. 21, 2000, to Sep. 21, 2007, NT$13,500 million, repayable in 10 semi-annual installments starting from Mar. 2003.	2,700,000	-	-
Chinatrust Commercial Bank	As stated below, see note (b)	From Apr. 25, 2003, to Apr. 25, 2010, NT$11,500 million and US$100 million repayable in 9 semi-annual installments starting from Apr. 2006.	11,479,431	8,190,644	252,564
Mega International Commercial Bank	As stated below, see note (b)	From May 11, 2004, to May 11, 2011, NT$29,000 million, repayable in 9 semi-annual installments starting from May 2007.	29,000,000	22,533,000	694,820
Bank of Taiwan	As stated below, see note (b)	From Dec. 18, 2004, to Dec. 18, 2011, NT$49,000 million and US$150 million, repayable in 9 semi-annual installments starting from Dec. 2007.	53,889,400	47,875,888	1,476,284
Bank of Taiwan	As stated below, see note (b)	From Dec. 29, 2005, to Dec. 29, 2012, NT$37,000 million, repayable in 9 semi-annual installments starting from Dec. 2008.	13,000,000	37,000,000	1,140,919
Mega International Commercial Bank (see note (a) below)	As stated below, see note (b)	From Oct. 6, 2000, to Oct. 6, 2007, NT$15,000 million, repayable in 10 semi-annual installments starting from Apr. 2003.	2,880,000	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
Agent Bank	Purpose	Line of Credit and Key Terms	2006	2007
			NT$	NT$	US$
			(in thousands)

Mega International Commercial Bank (see note (a) below)	As stated below, see note (b)	From Sep. 30, 2002, to Sep. 30, 2009, NT$13,000 million and US$58.4 million, repayable in 9 semi-annual installments starting from Sep. 2005. Early repayment in full was made in Dec. 2007.	9,926,897	-	-
Mega International Commercial Bank (see note (a) below)	As stated below, see note (b)	From Jan. 12, 2005, to Jan. 12, 2012, NT$23,300 million and US$200 million, repayable in 9 semi-annual installments starting from Jan. 2008. Early repayment in full was made in Dec. 2007.	29,819,200	-	-
Industrial Bank of Taiwan (see note (a) below)	As stated below, see note (c)	From Nov. 17, 2005, to Nov. 17, 2009, NT$500 million, repayable in 6 semi-annual installments starting from May 2007.	500,000	350,000	10,792
Mega International Commercial Bank (see note (a) below)	As stated below, see note (b)	From Jul. 14, 2006, to Jul. 14, 2013, NT$27,000 million, repayable in 10 semi-annual installments starting from Jan. 2009.	14,000,000	14,000,000	431,699
Industrial Bank of Taiwan (see note (a) below)	As stated below, see note (c)	From Aug. 29, 2006, to Aug. 29, 2010, NT$1,000 million, repayable in 5 semi-annual installments starting from Aug. 2008.	1,000,000	1,000,000	30,836
Citibank (Syndicated loan I)	As stated below, see note (b)	From Apr. 10, 2003, to Nov. 14, 2007, RMB800 million, repayable in 6 semi-annual installments starting from May 2005.	1,113,809	-	-
Citibank (Syndicated loan I)	As stated below, see note (b)	From Oct. 12, 2004, to Nov. 14, 2007, US$20 million, repayable in 6 semi-annual installments starting from May 2005.	217,448	-	-
Citibank (Syndicated loan II)	As stated below, see note (b)	From Dec. 2, 2004, to Dec. 2, 2009, US$54 million, repayable in 6 semi-annual installments starting from Jun. 2007.	1,760,977	1,168,856	36,042

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
Agent Bank	Purpose	Line of Credit and Key Terms	2006	2007
			NT$	NT$	US$
			(in thousands)

Citibank (Syndicated loan II)	As stated below, see note (b)	From Nov. 30, 2004, to Nov. 30, 2009, RMB830 million, repayable in 4 semi-annual installments starting from May 2008.	2,311,466	2,460,188	75,862
ABN-AMRO Bank	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, RMB800 million, repayable in 9 semi-annual installments starting from Aug. 2009.	334,096	1,991,315	61,403
ABN-AMRO Bank (Phase B)	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, RMB600 million, repayable in 9 semi-annual installments starting from Aug. 2009, repayable in annual installments of RMB60 million for the first 8 installments, with remaining balance payable at final installment.	250,572	1,822,409	56,195
ABN-AMRO Bank (Phase A)	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, RMB1,400 million, NT$155.56 million repayable in Aug. 2009, with remaining balance payable in 8 semi-annual installments starting from Feb. 2010.	-	2,355,797	72,643
ABN-AMRO Bank	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, US$75 million, repayable in 9 semi-annual installments starting from Aug. 2009.	-	1,266,260	39,046
Bank of Communications, Xiamen branch	As stated below, see note (b)	From Dec. 20, 2006, to Dec. 20, 2009, RMB50 million, each drawdown due in three years, repayable in full by Dec. 20, 2010.	-	88,898	2,741
Agricultural Bank of China, Xiamen branch	As stated below, see note (b)	From Apr. 3, 2006, to Apr. 3, 2012, US$20 million, repayable 25% per annum, semi-annually starting from Apr. 2009 with the remaining principal due in the third year.	-	555,613	17,133

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
Agent Bank	Purpose	Line of Credit and Key Terms	2006	2007
			NT$	NT$	US$
			(in thousands)

Bank of China, Xiamen branch	As stated below, see note (b)	From Apr. 28, 2007, to Apr. 28, 2012, RMB80 million, 25% payable in Dec. 2010, 25% in Dec. 2011 and 50% in Apr. 2012.	-	355,592	10,965
Citibank, Shanghai branch	As stated below, see note (b)	From Mar. 30, 2005, to Mar. 30, 2010, RMB249 million, repayable in 7 semi-annual installments starting from Mar. 2007.	1,039,874	790,557	24,377
Citibank, Shanghai branch	As stated below, see note (b)	From Mar. 30, 2005, to Mar. 30, 2010, US$80 million, repayable in 7 semi-annual installments starting from Mar. 2007.	2,608,855	1,855,327	57,210
Industrial and Commercial Bank of China (Suzhou)	As stated below, see note (b)	From Jun. 11, 2002, to Jun. 10, 2007, RMB57 million, repayable in 2 semi-annual installments starting from Dec. 11, 2006.	162,872	-	-
Industrial and Commercial Bank of China (Suzhou)	As stated below, see note (b)	From Apr. 11, 2002, to Apr. 10, 2007, RMB60 million, repayable on Apr. 10, 2007.	250,572	-	-
Industrial and Commercial Bank of China (Suzhou)	As stated below, see note (b)	From Aug. 31, 2004, to Mar. 1, 2009, RMB40 million, repayable on Mar. 1, 2009. Early repayment in full was made in Apr. 2007.	167,048	-	-
Standard Chartered Bank, Shanghai branch	As stated below, see note (b)	From Dec. 31, 2004, to Nov. 11, 2009, RMB320 million, repayable in 6 semi-annual installments starting from May 1, 2007. Early repayment in full was made in Dec. 2007.	1,336,384	-	-
Bank of America, Shanghai branch	As stated below, see note (b)	From Dec. 30, 2004, to Dec. 30, 2009, RMB200 million, repayable in 6 semi-annual installments starting from Jun. 2007.	835,240	296,327	9,137
China Construction Bank (Suzhou)	As stated below, see note (b)	From Aug. 10, 2006, to Aug. 9, 2011, RMB71 million, 5-year term, one-time repayment upon maturity.	116,135	315,588	9,731

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
Agent Bank	Purpose	Line of Credit and Key Terms	2006	2007
			NT$	NT$	US$
			(in thousands)

China Construction Bank (Suzhou)	As stated below, see note (b)	From Aug. 10, 2006, to Aug. 9, 2011, US$1 million, 5-year term, one-time repayment upon maturity.	-	32,468	1,001
China Construction Bank (Suzhou)	As stated below, see note (b)	From Jul. 24, 2007, to Jul. 23, 2010, US$1 million, 3-year term, one-time repayment upon maturity.	-	32,468	1,001
China Construction Bank (Suzhou)	As stated below, see note (b)	From Aug. 28, 2007, to Aug. 23, 2010, US$1.5 million, 3-year term, one-time repayment upon maturity.	-	48,702	1,502
Bank of China (Suzhou)	As stated below, see note (b)	From Feb. 12, 2007, to Feb. 12, 2012, RMB80 million, 25% payable in Feb. 2010, 25% in Feb. 2011 and 50% in Feb. 2012.	-	355,592	10,965
Agriculture Bank of China, Shanghai Songjiang branch	As stated below, see note (b)	From Dec. 29, 2006, to Dec. 28, 2007, RMB771 million, repayable starting from Jan. 2009, each drawdown repayable in two years.	-	3,171,010	97,780

			182,900,276	149,912,499	4,622,648
Less: current portion			(31,071,555)	(30,242,288)	(932,540)
			151,828,721	119,670,211	3,690,108
Unused available balance			107,029,987	79,674,787	2,456,824

Note (a):	Long-term borrowings assumed from QDI in connection with the merger on October 1, 2006.
Note (b):	The purpose of the loan is to fund the purchase of machinery, equipment and building.
Note (c):	The purpose of the loan is for operational use.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to support capital expenditures on construction projects and the purchase of machinery and equipment.  A commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the years ended December 31, 2006 and 2007.  These credit facilities contain covenants that require the Company to maintain certain financial ratios such as current ratio, debt-equity ratio, interest coverage ratio, net worth ratio and others as specified in the loan agreements.  The Company complied with the aforementioned financial covenants in 2006 and 2007.

Interest rates on long-term borrowings outstanding as of December 31, 2006 and 2007, ranged from 2.54% to 6.49% and 2.68% to 7.74%, respectively.  The long-term borrowings are at floating interest rates that reprice within one to six months.

Refer to note 22 for assets pledged as collateral to secure the aforementioned long-term borrowings.

As of December 31, 2007, future principal repayments for the Company’s long-term borrowings and bonds were as follows:

	NT$	US$
	(in thousands)

2008	35,585,178	1,097,291
2009	54,063,775	1,667,091
2010	39,458,418	1,216,726
2011	31,213,894	962,500
2012	13,229,906	407,953
Thereafter	4,049,573	124,871
Total	177,600,744	5,476,432

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Retirement Plan

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO’s retirement plan.

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(4,515)	(5,405)	(167)
Non-vested benefit obligation	(433,354)	(452,694)	(13,959)
Accumulated benefit obligation	(437,869)	(458,099)	(14,126)
Additional benefits based on future salary increase	(523,777)	(519,291)	(16,013)
Projected benefit obligation	(961,646)	(977,390)	(30,139)
Fair value of plan assets	791,306	932,964	28,768
Funded status	(170,340)	(44,426)	(1,371)
Unrecognized net transition obligation	11,677	10,592	327
Unrecognized pension loss	229,265	200,957	6,197
Prepaid pension assets	70,602	167,123	5,153

On October 1, 2006, AUO recorded prepaid pension assets of NT$153,827 thousand in connection with the merger with QDI, which represented the excess of the fair value of plan assets over the projected benefit obligation as of the date of acquisition.  QDI’s retirement plan was merged into AUO’s retirement plan as of October 1, 2006.

The components of AUO’s net periodic pension cost are summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	69,596	8,100	8,949	276
Interest cost	17,835	20,508	26,445	815
Expected return on plan assets	(11,322)	(15,208)	(21,760)	(671)
Amortization	1,084	3,092	13,184	407
Net periodic pension cost	77,193	16,492	26,818	827
Defined contribution pension cost	170,573	442,814	584,311	18,018

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant weighted-average actuarial assumptions used in the above calculations are summarized as follows:

	December 31,
	2005	2006	2007

Discount rate	3.50%	2.75%	3.00%
Rate of increase in future compensation levels	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets	3.50%	2.75%	3.00%

Total net periodic pension cost for subsidiaries for the years ended December 31, 2005, 2006 and 2007, amounted to NT$140,874 thousand, NT$240,693 thousand and NT$414,769 (US$12,790) thousand, respectively.

17.	Stockholders’ Equity

(a)	Common stock

Based on a stockholder resolution on June 14, 2005, AUO increased its common stock by NT$5,425,062 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$4,451,437 thousand and NT$973,625 thousand, respectively.  The stock issuance was authorized by and registered with the government authorities.  Pursuant to a stockholder resolution, AUO issued 330 million shares of its common stock in the form of 33 million ADSs on July 22, 2005.  Each ADS represents the right to receive 10 shares of common stock.  The public offering price per ADS was US$15.35.

Based on a stockholder resolution on June 15, 2006, AUO increased its common stock by NT$2,635,215 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$1,749,164 thousand and NT$886,051 thousand, respectively.  The stock issuance was authorized by and registered with the government authorities.  Pursuant to a stockholder resolution, AUO issued 263,522 thousand shares of its common stock.

On June 15, 2006, AUO’s stockholders approved the merger with QDI.  Upon consummation of the merger, AUO issued 1,479,110 thousand new shares of common stock, par value NT$10 per share, to shareholders of QDI at the conversion ratio of 3.5 shares of common stock of QDI to one share of common stock of AUO.  The merger was completed on October 1, 2006, and registered with the government authorities.  Upon completion of the merger, QDI was dissolved.  The same conversion ratio was applied to the conversion of 171,429 thousand private placement shares previously issued by QDI.

Based on a stockholder resolution on June 13, 2007, AUO increased its common stock by NT$2,088,312 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$1,514,793 thousand and NT$573,519 thousand, respectively.  The stock issuance was authorized by and registered with government authorities.  Pursuant to

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

a stockholder resolution, AUO issued 208,831 thousand shares of its common stock.

In connection with the merger with QDI, AUO assumed employee stock options of QDI.  As of December 31, 2007, 3,020 thousand shares had been issued for employee stock options exercised.  Proceeds from stock issuance amounted to NT$135,123 thousand.  Of the total stock issued, 1,592 thousand shares had completed registration with the government authorities and 1,428 thousand shares are still in the process of registration.  AUO recorded capital in advance of NT$14,283 thousand as of December 31, 2007.

In connection with the merger with QDI, AUO assumed convertible bonds of QDI.  As of December 31, 2007, 80,170 thousand shares had been issued for conversion rights exercised, with NT$3,703,331 thousand of offsetting outstanding convertible bond payables and related discount (premium).  Of the total stock issued, 34,103 thousand shares had completed registration with the government authorities and 46,067 thousand shares are still in the process of registration.  AUO recorded capital in advance of NT$460,668 thousand as of December 31, 2007.

AUO’s authorized common stock, par value NT$10 per share, was NT$90,000,000 thousand as of December 31, 2006 and 2007.  AUO’s issued common stock, par value NT$10 per share, was NT$75,734,028 thousand and NT$78,177,055 thousand as of December 31, 2006 and 2007, respectively.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2007, AUO had issued 119,934 thousand ADSs which represented 1,199,340 shares of its common stock.

(b)	Capital surplus

According to the Republic of China Company Act, capital surplus, including premium from issuing stock and donations received, shall be applied to offset accumulated deficits before it can be used to increase common stock.  Pursuant to the Securities and Exchange Act, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the issued common stock.  Capital surplus arising from premium from issuing stock shall only be applied to increase common stock one year after it has been approved and registered with the relevant governmental authorities.

(c)	Legal reserve

According to the Republic of China Company Act, 10 percent of the annual earnings shall be allocated as legal reserve until accumulated legal reserve equals the issued common stock.  Legal reserve can only be used to offset accumulated deficits and increase common stock.  The distribution of additional shares to shareholders through capitalizing legal reserve is limited to 50 percent of the accumulated legal reserve and is effected only when the accumulated legal reserve exceeds 50 percent of the issued common stock.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Distribution of earnings and dividend policy

According to AUO’s articles of incorporation revised on June 13, 2007, 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, shall be set aside as a legal reserve.  In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside.  The remaining earnings may be distributed as follows:
(1)	at least 5 percent as employee bonuses;
(2)	at most 1 percent as remuneration to directors; and
(3)	the remaining portion, in whole or in part, as dividends to common stockholders.

Pursuant to regulations promulgated by the Financial Supervisory Commission (“FSC”) and effective from the distribution of earnings for fiscal year 1999 onwards, a special reserve equivalent to the total amount of items that are accounted for as deductions to the stockholders’ equity shall be set aside from current earnings, and not distributed.  The special reserve shall be available for appropriation to the extent of reversal of deductions to stockholders’ equity in subsequent periods.

The appropriation of AUO’s net earnings may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock dividends.  The policy for dividend distribution considers factors such as the current and future investment environment, fund requirements, domestic and international competition, capital budgets, the benefits to stockholders, equalization of dividends, and long-term financial planning.  Earnings distribution is proposed by the board of directors and approved at the stockholders’ meeting.  Pursuant to the articles of incorporation, the cash dividend shall not be less than 10 percent of the total dividends.

Appropriation from the distributable retained earnings of 2005 and 2006, was as follows:

	Distribution of earnings		Dividends per share
	2005	2006	2005	2006
	NT$		NT$
	(in thousands)

Legal reserve	1,562,699	910,347	-	-
Cash dividend	1,749,164	1,514,793	0.3	0.2
Stock dividend	1,749,164	1,514,793	0.3	0.2
Employee bonuses—cash	379,736	245,793	-	-
Employee bonuses—stock (at par)	886,051	573,519	-	-
Remuneration to directors and supervisors	21,097	30,500	-	-

In addition to the aforementioned distribution of earnings, the stockholders’ meeting on June 13, 2007, also decided to reverse special reserve of NT$201,809 thousand to unappropriated retained earnings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aforementioned distributions of earnings for 2005 and 2006 were consistent with the resolutions in the board of directors’ meetings held on April 7, 2006, and April 24, 2007, respectively.  If the above distributions of employee bonuses and remuneration to directors and supervisors were made entirely by way of cash dividend and recorded as expenses (employee stock bonuses recorded at par value) in 2005 and 2006, respectively, the basic earnings per share (after tax) in 2005 and 2006 would decrease from NT$2.65 and NT$1.37 to NT$2.43 and NT$1.24, respectively.  Shares issued for the aforementioned distribution represented 1.52% and 0.76% of AUO’s outstanding shares as of December 31, 2005 and 2006, respectively.

The distribution of earnings for fiscal year 2007 has not been proposed by the board of directors and is still subject to approval at the stockholders’ meeting.

Effective June 13, 2007, AUO elected to replace the duties of supervisors with an Audit Committee.

(e)	Employee stock option plans

AUO assumed Employee Stock Option (“ESO”) Plans from the merger with QDI.  The ESO Plans entitle option holders to subscribe one share of common stock per unit thereof.  Options are granted to eligible employees of QDI and its subsidiaries, both domestic and overseas, in which QDI held directly and indirectly more than 50% ownership interest and had a controlling interest.  Options granted expire six years after the date of grant, and holders may exercise options vested, effective from two years after date of grant, in accordance with the vesting schedule.  Options were granted at an exercise price equal to the closing price of the common stock of QDI on the Taiwan Stock Exchange on the grant date.

As of October 1, 2006, details of the ESO Plans were as follows:

ESO Plans	Issuing date	Units issued	Term of grant	Option exercising term	Exercise price

2002 ESO Plan	Aug. 8, 2002	1,861	Aug. 8, 2002 – Aug. 7, 2008	Aug. 8, 2004 – Aug. 7, 2008	$	NT37.50

2003 ESO Plan	Dec. 31, 2003	5,631	Dec. 31, 2003 – Dec. 30, 2009	Dec. 31, 2005 – Dec. 30, 2009	$	NT49.70

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the ESO Plans as of December 31, 2006 and 2007, and changes during the year ended December 31, 2006 and 2007, is as follows:

	December 31,
	2006		2007
	Unit	Weighted- average exercise price	Unit	Weighted- average exercise price
	(in thousands)	NT$	(in thousands)	NT$

Beginning of year	7,492	48.00	7,146	48.30
Units exercised	(224)	38.50	(2,796)	45.30
Units increased due to issuance of stock dividends	-	-	142	47.90
Units cancelled	(122)	48.20	(798)	50.60
End of year	7,146	48.30	3,694	48.10

As of December 31, 2006 and 2007, details of outstanding and vested options of the ESO Plans were as follows:

	December 31, 2006
	Outstanding stock options			Vested options
Exercise price	Units	Remaining vesting period (years)	Exercise price	Units	Exercise price
NT$	(in thousands)		NT$	(in thousands)	NT$

38.50	1,611	1.58	38.50	1,611	38.50
51.10	5,535	3.00	51.10	3,690	51.10
	7,146			5,301

	December 31, 2007
	Outstanding stock options			Vested options
Exercise price	Units	Remaining vesting period (years)	Exercise price	Units	Exercise price
NT$	(in thousands)		NT$	(in thousands)	NT$

37.50	494	0.58	37.50	494	37.50
49.70	3,200	2.00	49.70	3,200	49.70
	3,694			3,694

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO determined the fair value of vested ESO options at the date of acquisition using the Black-Scholes option pricing model.  The fair value of NT$73,382 thousand was included in the purchase price for the merger, with a corresponding offset to capital surplus.  Deferred compensation cost relating to unvested options amounted to NT$3,890 thousand.

On the date of acquisition, the exercise price and units issued were adjusted in accordance with the conversion ratio of 3.5 QDI shares to one AUO share.

Assumptions used to estimate the fair value of the aforementioned employee stock options are summarized as follows:

	2002 ESO Plan	2003 ESO Plan

Dividend yield	2.4%	2.4%
Expected volatility	40.6%	43.7%
Risk-free interest rate	1.7%	1.7%
Expected continuing period	0.9 year	1.9 years

18.	Income Taxes

(a)
Pursuant to the Act for Establishment and Administration of Science Parks and the Statute for Upgrading Industries, AUO, the extinguished Unipac and QDI, and Toppan CFI are entitled to elect appropriate tax incentives, such as tax exemption and investment tax credits for shareholders, based on initial investments and subsequent capital increases for the purpose of purchasing qualified TFT-LCD and color filter production equipment and machinery.

AUO and Toppan CFI were entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period

AUO:
1996	Exemption from corporate income taxes for five years	Jan. 1, 2003 – Dec. 31, 2007
1999	Exemption from corporate income taxes for four years	Jan. 1, 2005 – Dec. 31, 2008
1999, 2000, 2001	Exemption from corporate income taxes for five years	Jan. 1, 2005 – Dec. 31, 2009
2001, 2002, 2003	Exemption from corporate income taxes for five years	Jan. 1, 2006 – Dec. 31, 2010
2002	Exemption from corporate income taxes for five years	Jan. 1, 2007 – Dec. 31, 2011
2003	Exemption from corporate income taxes for five years	Jan. 1, 2008 – Dec. 31, 2012

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Year of investment	Tax incentive chosen	Tax exemption period

Toppan CFI:
2001	Exemption from corporate income taxes for five years	Jan. 1, 2004 – Dec. 31, 2008
2002	Exemption from corporate income taxes for five years	Jul. 31, 2004 – Jul. 30, 2009
2004	Exemption from corporate income taxes for five years	Jun. 30, 2005 – Jun. 29, 2010

(b)	The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2005	2006		2007
	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	1,521,732	1,227,910	4,475,124	137,993
Deferred income tax benefit	(1,048,303)	(159,586)	(2,387,214)	(73,611)
	473,429	1,068,324	2,087,910	64,382

The statutory income tax rate in the Republic of China is 25%.  Commencing January 1, 2006, the Income Basic Tax Act (the “IBTA”), which is also known as the Alternative Minimum Tax Act, became effective and imposes an alternative minimum tax (“AMT”).  AUO calculated AMT during the year in accordance with the IBTA.  Subsidiary companies calculated income tax in accordance with local tax law and regulations.

The differences between income tax expense based on the Republic of China statutory income tax rate of 25% and income tax expense as reported in the consolidated statements of income for the years ended December 31, 2005, 2006 and 2007, are summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	4,023,642	2,550,076	14,696,309	453,170
Tax exemption	(479,973)	(917,564)	(6,085,443)	(187,649)
Increase in investment tax credits, net of expired portion	(4,813,223)	(4,327,895)	(1,654,487)	(51,017)
Tax on undistributed retained earnings	1,491,149	927,908	431,373	13,302
Increase (decrease) in valuation allowance	127,211	2,710,172	(5,082,677)	(156,728)
Non-deductible expenses and others	124,623	125,627	(217,165)	(6,696)
Income tax expense	473,429	1,068,324	2,087,910	64,382

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Current:
Investment tax credits	1,093,319	4,451,127	137,253
Net operating loss carryforwards	-	700	22
Unrealized sales profit	183,901	1,263,941	38,974
Inventories devaluation	937,925	750,598	23,145
Product warranty	163,441	419,957	12,950
Others	291,230	567,227	17,491
	2,669,816	7,453,550	229,835
Valuation allowance	-	(479,751)	(14,793)
Net deferred tax assets—current	2,669,816	6,973,799	215,042

Noncurrent:
Investment tax credits	24,077,161	17,502,547	539,702
Net operating loss carryforwards	-	709,315	21,872
Investment gain under the equity method	(265,088)	(492,664)	(15,191)
Goodwill	(89,300)	(444,646)	(13,711)
Others	(236,423)	(304,734)	(9,396)
	23,486,350	16,969,818	523,276
Valuation allowance	(21,053,138)	(16,684,240)	(514,470)
Net deferred tax assets—noncurrent	2,433,212	285,578	8,806

Total gross deferred tax assets	27,076,862	25,869,580	797,705
Total gross deferred tax liabilities	(920,696)	(1,446,212)	(44,594)
Total valuation allowance	(21,053,138)	(17,163,991)	(529,263)
	5,103,028	7,259,377	223,848

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Investment tax credits

Pursuant to the Statute for Upgrading Industries, tax credits may be applied over a period of five years to offset the income tax payable.  The amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year.

As of December 31, 2007, unused tax credits of AUO (including the extinguished QDI) and Toppan CFI, and their respective years of expiration were, as follows:

Year of assessment	Unused tax credits		Expiration year
	NT$	US$
	(in thousands)

2004	4,520,577	139,395	2008
2005	8,306,836	256,146	2009
2006	7,163,887	220,903	2010
2007 (estimated)	1,962,374	60,511	2011
	21,953,674	676,955

(e)	Net operating loss carryforwards

Pursuant to the Income Tax Act, net operating losses (“NOL”) assessed by the tax authorities are allowed to be carried forward for a period of five years to offset future taxable income.  As of December 31, 2007, unused NOL assumed from the merger with QDI and those sustained by Toppan CFI, and their respective years of expiration, were as follows:

Year of assessment	Unused NOL		Expiration year
	NT$	US$
	(in thousands)

2006	2,646,861	81,618	2011
2007	193,200	5,957	2012
	2,840,061	87,575

Pursuant to the Business Mergers and Acquisition Act, AUO is entitled to NOL carryforwards and investment tax credits accumulated by QDI prior to the date of acquisition.  As of December 31, 2007, unused NOL and investment tax credits available to AUO amounted to NT$465,915 thousand and NT$6,335,190 thousand, respectively, and a valuation allowance of NT$5,423,205 thousand was recognized.

(f)	As of March 3, 2008, the tax authorities had examined the income tax returns of AUO and QDI through 2004.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	The integrated income tax system

Information related to the imputation credit account (ICA) is summarized below:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	37,262,566	89,092,396	2,747,222
ICA balance	1,279,762	1,768,147	54,522

	For the year ended December 31,
	2006	2007
	(actual)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	4.81%	1.98%

19.	Earnings per Share (“EPS”)

Basic EPS for 2005, 2006 and 2007 was computed as follows:

	For the year ended December 31,
	2005		2006		2007
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company:
Net income before cumulative effect of changes in accounting principles	16,100,420	15,626,991	10,119,034	9,142,458	58,443,002	56,417,766
Cumulative effect of changes in accounting principles	-	-	(38,986)	(38,986)	-	-
	16,100,420	15,626,991	10,080,048	9,103,472	58,443,002	56,417,766

Weighted-average number of shares outstanding during the year:
Shares of common stock at beginning of year	4,946,041	4,946,041	5,830,547	5,830,547	7,573,403	7,573,403
Issuance of common stock for cash	146,465	146,465	-	-	-	-
Common stock issued in connection with the merger with QDI	-	-	372,817	372,817	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2005		2006		2007
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Employee stock options	-	-	41	41	1,138	1,138
Convertible bonds	-	-	-	-	26,126	26,126
Issuance of shareholders’ stock dividends and employee stock bonus	542,506	542,506	263,522	263,522	208,831	208,831
Treasury stock transferred to employees	3,748	3,748	-	-	-	-
	5,638,760	5,638,760	6,466,927	6,466,927	7,809,498	7,809,498
Basic EPS (NT$):
Basic EPS—net income before cumulative effect of changes in accounting principles	2.86	2.77	1.57	1.42	7.48	7.22
Basic EPS—cumulative effect of changes in accounting principles	-	-	(0.01)	(0.01)	-	-
Basic EPS—net income	2.86	2.77	1.56	1.41	7.48	7.22

Weighted-average number of shares outstanding during the year—retroactively adjusted	6,055,371	6,055,371	6,644,420	6,644,420

Basic EPS—retroactively adjusted (NT$):
Basic EPS—net income before cumulative effect of changes in accounting principles—retroactively adjusted	2.66	2.58	1.53	1.38
Basic EPS—cumulative effect of changes in accounting principles—retroactively adjusted	-	-	(0.01)	(0.01)
Basic EPS—net income—retroactively adjusted	2.66	2.58	1.52	1.37

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for 2005, 2006 and 2007 was computed as follows:

	For the year ended December 31,
	2005		2006		2007
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income attributable to equity holders of the parent company	16,100,420	15,626,991	10,080,048	9,103,472	58,443,002	56,417,766
Effects of potential common stock:
Convertible bonds payable	-	-	(706,883)	(530,162)	(300,056)	(225,042)
	16,100,420	15,626,991	9,373,165	8,573,310	58,142,946	56,192,724

Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	5,638,760	5,638,760	6,466,927	6,466,927	7,809,498	7,809,498
Effects of potential common stock:
Convertible bonds payable	-	-	99,045	99,045	377,304	377,304
Employee stock options	-	-	56	56	547	547
	5,638,760	5,638,760	6,566,028	6,566,028	8,187,349	8,187,349

Diluted EPS (NT$):
Diluted EPS—net income before cumulative effect of changes in accounting principles	2.86	2.77	1.44	1.32	7.10	6.86
Diluted EPS—cumulative effect of changes in accounting principles	-	-	(0.01)	(0.01)	-	-
Diluted EPS—net income	2.86	2.77	1.43	1.31	7.10	6.86

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2005		2006		2007
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Weighted-average number of shares outstanding—retroactively adjusted (including the effect of dilutive potential common stock)	6,055,371	6,055,371	6,743,521	6,743,521

Diluted EPS—retroactively adjusted (NT$):
Diluted EPS—net income before cumulative effect of changes in accounting principles—retroactively adjusted	2.66	2.58	1.40	1.28
Diluted EPS—cumulative effect of changes in accounting principles—retroactively adjusted	-	-	(0.01)	(0.01)
Diluted EPS—retroactively adjusted	2.66	2.58	1.39	1.27

20.	Additional Disclosure on Financial Instruments

(a)	Fair value information

As of December 31, 2006 and 2007, the fair value of the Company’s financial assets and liabilities was as follows:

	December 31, 2006
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial assets:
Cash and cash equivalents	43,925,540	43,925,540
Notes and accounts receivable	57,830,981	57,830,981
Available for sale financial assets—current	1,848,758	1,848,758
Foreign currency forward contracts	28,756	28,756
Interest rate swap contracts	3,172	3,172
Other current financial assets	1,112,729	1,112,729
Available for sale financial assets—noncurrent	177,175	177,175
Refundable deposits	274,248	274,248

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2006
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial liabilities:
Short-term borrowings	3,729,465	3,729,465
Notes and accounts payable	76,234,335	76,234,335
Equipment and construction-in-progress payables	30,719,178	30,719,178
Long-term borrowings (including current portion)	182,900,276	182,900,276
Convertible bonds payable (including current portion)	21,378,172	21,464,841
Bonds payable (including current portion)	17,000,000	17,077,390
Foreign currency forward contracts	535,388	535,388
Interest rate swap contracts	327,325	327,325

	December 31, 2007
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	89,889,607	2,771,804	89,889,607	2,771,804
Notes and accounts receivable	75,910,916	2,340,762	75,910,916	2,340,762
Available for sale financial assets—current	1,347,131	41,540	1,347,131	41,540
Foreign currency forward contracts	168,868	5,207	168,868	5,207
Interest rate swap contracts	299,224	9,227	299,224	9,227
Other current financial assets	2,350,885	72,491	2,350,885	72,491
Available for sale financial assets—noncurrent	2,123,631	65,484	2,123,631	65,484
Refundable deposits	81,764	2,521	81,764	2,521

Financial liabilities:
Short-term borrowings	136,594	4,212	136,594	4,212
Notes and accounts payable	96,577,469	2,978,029	96,577,469	2,978,029
Equipment and construction-in-progress payables	15,952,167	491,895	15,952,167	491,895
Long-term borrowings (including current portion)	149,912,499	4,622,649	149,917,471	4,622,802
Convertible bonds payable (including current portion)	11,688,245	360,415	14,327,740	441,805
Bonds payable (including current portion)	16,000,000	493,370	16,005,852	493,551
Foreign currency forward contracts	318,875	9,833	318,875	9,833
Interest rate swap contracts	81,667	2,518	81,667	2,518

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The following methods and assumptions are used to estimate the fair value of the Company’s financial assets and liabilities:

(1)
The carrying amount of cash and cash equivalents, notes and accounts receivable, other current financial assets, accounts payable, payables to related parties, equipment and construction-in-progress payables, and short-term borrowings approximates their fair value due to the short-term nature of these items.

(2)	The fair value of financial instruments is based on publicly quoted market prices. If market price is unavailable, fair value is determined using a valuation technique, with estimates and assumptions consistent with those made by market participants.

(3)	The long-term borrowings are at floating interest rates, calculated based on the prevailing market rate adjusted by the Company’s credit spread. Management believes the carrying value of the long-term borrowings approximates the fair value.

(c)	The fair value of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

	December 31, 2006
	Publicly quoted market prices	Fair value based on valuation technique
	NT$	NT$
	(in thousands)
Financial assets:
Cash and cash equivalents	43,925,540	-
Notes and accounts receivable	-	57,830,981
Available for sale financial assets—current	1,848,758	-
Foreign currency forward contracts	-	28,756
Interest rate swap contracts	-	3,172
Other current financial assets	-	1,112,729
Available for sale financial assets—noncurrent	177,175	-
Refundable deposits	-	274,248

Financial liabilities:
Short-term borrowings	-	3,729,465
Notes and accounts payable	-	76,234,335
Equipment and construction–in-progress payables	-	30,719,178
Long-term borrowings (including current portion)	-	182,900,276
Convertible bonds payable (including current portion)	-	21,464,841
Bonds payable (including current portion)	-	17,077,390
Foreign currency forward contracts	-	535,388
Interest rate swap contracts	-	327,325

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2007
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	89,889,607	2,771,804	-	-
Notes and accounts receivable	-	-	75,910,916	2,340,762
Available for sale financial assets—current	1,347,131	41,540	-	-
Foreign currency forward contracts	-	-	168,868	5,207
Interest rate swap contracts	-	-	299,224	9,227
Other current financial assets	-	-	2,350,885	72,491
Available for sale financial assets—noncurrent	2,123,631	65,484	-	-
Refundable deposits	-	-	81,764	2,521

Financial liabilities:
Short-term borrowings	-	-	136,594	4,212
Notes and accounts payable	-	-	96,577,469	2,978,029
Equipment and construction-in-progress payables	-	-	15,952,167	491,895
Long-term borrowings (including current portion)	-	-	149,917,471	4,622,802
Convertible bonds payable (including current portion)	-	-	14,327,740	441,805
Bonds payable (including current portion)	-	-	16,005,852	493,551
Foreign currency forward contracts	-	-	318,875	9,833
Interest rate swap contracts	-	-	81,667	2,518

(d)	The Company pledged certain of its financial assets to secure long-term borrowings as of December 31, 2006 and 2007; see note 22.

(e)
Gain (loss) on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$(647,157) thousand and NT$1,396,372 thousand for the years ended December 31, 2006 and 2007, respectively.

(f)	Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$135,629,741 thousand and NT$89,437,982 thousand as of December 31, 2006 and 2007, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Financial risks relating to financial instruments

(1)	Market risk

The Company holds equity securities which are classified as available for sale financial assets.  Equity securities are valued at fair value and are exposed to the risk of price changes in the securities market.

The Company entered into foreign currency forward contracts to hedge foreign currency cash flow risk.  During January to April 2008, the Company expects to receive YEN51,189,498 thousand and pay US$1,665,000 thousand.  Additionally, from contracts to sell U.S. dollars and buy Japanese Yen, the Company expects to pay US$11,000 thousand and receive YEN1,252,557 thousand.  As the exchange rates under these foreign currency forward contracts are fixed, management believes that there is no significant cash flow risk associated with these contracts.

(2)	Credit risk

The Company’s potential credit risk is derived primarily from cash in bank and accounts receivable.  The Company maintains its cash and short-term investments with various reputable financial institutions of high credit quality.  Majority of these financial institutions are located in the ROC.  The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.  Management believes that there is a limited concentration of credit risk in cash and investments.

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industries.  The Company continuously evaluates the credit quality and financial strength of its customers.  If necessary, the Company will request collateral from its customers.  In 2005, 2006 and 2007, the Company’s five largest customers accounted for 37.2%, 34.5% and 32.1%, respectively, of the consolidated net sales.

(3)	Liquidity risk

The Company has sufficient working capital to meet its contractual obligations.  Therefore, management believes that there is no significant liquidity risk.

(4)	Cash flow risk resulting from change in interest rates

The Company’s short-term and long-term borrowings are floating-interest-rate borrowings.  As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings.  At December 31, 2007, if the market interest rates on the Company’s floating interest rate borrowings had been 25 basis points higher with all other variables held constant, the interest expense for the year ended December 31, 2007 would have been NT$223,595 thousand higher.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Related-party Transactions

(a)	Name and relationship

Name of related party	Relationship with the Company

Cando Corporation (“Cando”)	Investee of the Company
Raydium Semiconductor Corporation (“Raydium”)	Investee of Konly
Orise Technology Co., Ltd. (“Orise”)	Investee of Konly; Konly is represented on Orise’s board of directors
Daxin Materials Corporation (“Daxin”)	Investee of Konly
Sita Technology Corporation (“Sita”)	Investee of Konly
Nano Electro-Optical Technology Co., Ltd. (“Nano-Op”)	Investee of Konly and QDIT
Qisda Corporation (“Qisda”) (formerly BenQ Corporation)	Shareholder represented on AUO’s board of directors; investee of AUO
Gallant Precision Machining Co., Ltd. (“GPM”)	Investee of Qisda (see note (a) below)
BenQ Corporation (“BenQ”) (formerly BenQ Asia Pacific Corp.)	Subsidiary of Qisda
Qisda Mexican, S.A. de C. V. (“QMMX”)	Subsidiary of Qisda
Qisda Czech S.R.O. (“QZBR”)	Subsidiary of Qisda
Darfon Electronics Corp. (“Darfon”)	Investee of Qisda
Daxon Technology Inc. (“Daxon”)	Subsidiary of Qisda
Qisda Co., Ltd. Suzhou (“QCSZ”)	Subsidiary of Qisda
Qisda Optronics (Suzhou) Co., Ltd. (“QCOS”)	Subsidiary of Qisda
Acer Inc. (“Acer”)	Shareholder represented on Qisda’s board of directors prior to June 30, 2006 (see note (b) below)
Wistron Corp. (“Wistron”)	Investee of Acer (see note (b) below)
Cowin Worldwide Corp. (“Cowin”)	Subsidiary of Wistron (see note (b) below)
Wistron Infocomm (Philippines) Corp. (“WPH”)	Subsidiary of Wistron (see note (b) below)
Wistron Infocomm Manufacturing (Kunshan) Co., Ltd. (“WEKS”)	Subsidiary of Wistron (see note (b) below)
Wistron Infocomm (Kunshan) Corp. (“WKS”)	Subsidiary of Wistron (see note (b) below)
Quanta Computer Inc. (“QCI”)	Common vice chairman; QCI’s vice chairman and president represented on AUO’s board of directors prior to June 13, 2007 (see note (c) below)
Tech-Pro (Shanghai) Computer Co., Ltd. (“TPC”)	Subsidiary of QCI (see note (c) below)
Tech-Front (Shanghai) Computer Co., Ltd. (“TFC”)	Subsidiary of QCI (see note (c) below)
Tech-Yeh (Shanghai) Computer Co., Ltd. (“TYC”)	Subsidiary of QCI (see note (c) below)
Quanta Storage (Shanghai) Ltd. (“QSS”)	Subsidiary of QCI (see note (c) below)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note (a):
During 2006, Qisda reduced its investment in GPM and ceased accounting for its investment in GPM using the equity method of accounting.  Transactions with GPM through December 2006 have been disclosed as related-party transactions.

Note (b):
Effective June 30, 2006, Acer ceased accounting for its investment in Qisda using the equity method of accounting, and as a result, Acer was no longer deemed a related party of the Company.  Transactions with Acer through June 2006 have been disclosed as related-party transactions.

Note (c):
Effective June 13, 2007, QCI’s vice chairman and president were no longer appointed to AUO’s board of directors, and accordingly, QCI and its subsidiary companies were no longer considered as related parties of the Company.  Transactions with QCI and its subsidiary companies through May 2007 have been disclosed as related-party transactions.

(b)	Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	NT$
	(in thousands)

QCSZ	26,532,871	21,647,010	23,732,707	731,813
Qisda	2,083,647	1,997,401	2,441,050	75,271
TFC	-	263,497	878,114	27,077
QZBR	210,846	209,841	858,118	26,461
QCOS	354,655	1,227,909	814,471	25,115
BenQ	-	-	286,590	8,837
QCI	-	562,388	262,964	8,109
TPC	-	226,261	197,231	6,082
QMMX	370,150	164,455	24,570	758
TYC	-	382,428	17,462	538
Acer	8,999,415	3,909,532	-	-
Cowin	-	123,565	-	-
Wistron	393,157	13,871	-	-
WPH	167,742	22,613	-	-
WKS	961,816	322	-	-
WEKS	826,929	-	-	-
Others	129,159	50,134	119,635	3,689
Less: allowance for sales returns and discounts	(31,264)	(131,735)	-	-
	40,999,123	30,669,492	29,632,912	913,750

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The collection terms for sales to related parties were month-end 30 to 45 days, and average collection days for the years ended December 31, 2005, 2006 and 2007, were 59 days, 106 days, and 92 days, respectively.  The collection terms for sales to unrelated customers were month-end 30 to 60 days, and average collection days for the years ended December 31, 2005, 2006 and 2007, were 52 days, 57 days and 48 days, respectively.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

As of December 31, 2006 and 2007, receivables resulting from the above transactions were as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
		(in thousands)

QCSZ	8,342,590	4,275,805	131,847
Qisda	381,674	437,501	13,491
QCOS	432,137	151,601	4,675
BenQ	67	133,134	4,105
QZBR	69,620	113,108	3,488
QCI	312,397	-	-
TYC	230,103	-	-
TFC	225,100	-	-
TPC	184,349	-	-
Others	48,695	18,645	575
Less: allowance for doubtful accounts	(51,903)	(34,243)	(1,056)
Less: allowance for sales returns and discounts	(26,589)	(298,710)	(9,211)
	10,148,240	4,796,841	147,914

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Daxon	676,729	3,730,519	8,775,448	270,597
Raydium	-	157,084	4,137,943	127,596
Cando	2,986,751	3,365,891	4,042,390	124,650
Orise	-	134,647	1,644,595	50,712
Darfon	203,737	254,017	913,203	28,159
Nano-Op	-	-	839,209	25,878
Daxin	-	-	758,477	23,388
Toppan CFI	-	2,241,338	-	-
Others	58,626	148,993	140,915	4,345
	3,925,843	10,032,489	21,252,180	655,325

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were 30 to 120 days in 2006 and 2007.

As of December 31, 2006 and 2007, payables resulting from the above purchases were as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Daxon	1,433,875	2,975,279	91,745
Cando	881,006	1,295,361	39,943
Raydium	-	1,214,517	37,450
Orise	118,073	861,897	26,577
Daxin	-	423,128	13,047
Darfon	-	406,125	12,523
Nano-Op	-	294,648	9,086
Toppan CFI	2,214,130	-	-
Others	212,448	100,553	3,101
	4,859,532	7,571,508	233,472

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Acquisition of property, plant and equipment, operating leases, and others

During 2006, the Company purchased machinery for NT$1,783,794 thousand from GPM.  In addition, during 2006 and 2007, the Company acquired property, plant, equipment from other related parties for a total consideration of NT$1,825 thousand and NT$4,571 thousand, respectively.

During 2005, 2006 and 2007, the Company paid commission and other expenses of NT$78,908 thousand, NT$29,863 thousand and NT$48,986 thousand, respectively, to related parties.

During 2006, Cando paid NT$157,598 thousand on behalf of the Company for the purchases of masks, mold equipment and others.

The Company leased a building and dormitory from related parties.  Total rental expenses and administration fees amounted to NT$23,442 thousand, NT$6,507 thousand, and NT$15,783 thousand for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, amounts due to related parties as a result of the aforementioned transactions amounted to NT$1,879,271 thousand and NT$20,382 thousand, respectively.

(4)	Disposal of property, plant and equipment, operating leases, and others

The Company leased part of its facility to related parties.  Total rental income for the years ended December 31, 2005, 2006 and 2007, amounted to NT$17,276 thousand, NT$23,728 thousand, and NT$39,500 thousand, respectively.  The payment term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

During 2006 and 2007, the Company sold property, plant and equipment to related parties for a total consideration of NT$242,643 thousand and NT$30,300 thousand, respectively.  Gain (loss) on disposal amounted to NT$(1,622) thousand and NT$28,314 thousand, respectively.  The pricing for sales to related parties was not materially different from that with unrelated parties.

As of December 31, 2006 and 2007, rental and other receivables from the disposal of property, plant and equipment resulting from the aforementioned transactions amounted to NT$57,743 thousand and NT$10,640 thousand, respectively.

During 2006 and 2007, the Company paid on behalf of Cando NT$47,610 thousand and NT$15,726 thousand, respectively, for purchases of materials.  As of December 31, 2006 and 2007, outstanding receivables resulting from these transactions amounted to NT$13 thousand and NT$689 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During 2007, the Company received commission of NT$38,340 thousand from Darfon.  As of December 31, 2007, receivables from such transactions amounted to NT$19,769 thousand.

During 2007, the Company received other income of NT$16,527 thousand from related parties.  As of December 31, 2007, receivables from such transactions amounted to NT$1,770 thousand.

During 2006 and 2007, Konly received total cash dividends of NT$26,903 thousand and NT$73,158 thousand, respectively, from its investment in Wellypower, Orise and Nano-Op.  These transactions were recorded as a reduction in the long-term investment account.

During 2007, as a result of capital reduction by Sita, long-term investments returned to Konly amounted to NT$25,200 thousand.  As of December 31, 2007, the proceeds had not been received.  This transaction was recorded as a reduction in the long-term investment account.

22.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2006	2007
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks	Oil purchase, customs duties, and guarantees for foreign workers	43,200	33,500	1,033

Building	Long-term borrowings	30,148,367	25,665,722	791,419

Machinery and equipment	Long-term borrowings and bonds payable	223,146,823	164,963,405	5,086,753
		253,338,390	190,662,627	5,879,205

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2007, in addition to those disclosed in the aforementioned notes to the financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2006 and 2007, the Company had the following outstanding letters of credit:

	December 31,
Currency	2006	2007
	(in thousands)

USD	17,359	30,228
JPY	25,752,573	9,506,687
EU	14,070	43
RMB	39,000	17,644

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment and materials from foreign suppliers.  The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

Since 1998, AUO has entered into technical collaboration, patent licensing, and patent cross-licensing agreements with Fujitsu Limited, Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”), Hitachi Displays Ltd., Guardian Industries Corp., Sharp Corporation, Honeywell International Inc., Honeywell Intellectual Properties Inc., Samsung Electronics Co., Ltd., and others.  Additionally, in connection with the merger with QDI, AUO assumed QDI’s technical cooperation and patent licensing agreements with Hitachi Displays Ltd., Guardian Industries Corp., and others.  Pursuant to the terms of each signed agreement, AUO is required to pay fixed license fees and/or periodic royalties based upon its use of technology and patents.  The Company is in compliance with the aforementioned contractual obligations under technology licensing agreements.

(c)	Purchase commitments

In March 2005, AUO entered into a non-cancelable long-term materials supply agreement with Corning Display Technologies Taiwan Co. Ltd. (“Corning Taiwan”) for the supply of LCD glass substrates.  The contract runs from March 9, 2005, to June 30, 2009.  Additionally, in connection with the merger with QDI, AUO assumed QDI’s five-year materials purchase and supply agreement with Corning Taiwan, entered into by QDI in April 2005, for the supply of sixth-generation TFT-LCD and color filters glass substrates.

On September 30, 2007, AUO and Corning Taiwan signed a new long-term materials supply agreement to replace the aforementioned two agreements.  The new agreement runs from

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

January 1, 2008, to December 31, 2010.  Corning Taiwan guarantees to supply TFT-LCD and color filters glass substrates at the quantity and pricing negotiated.

As of December 31, 2006 and 2007, significant outstanding purchase commitments for property, plant and equipment totaled NT$37,586,917 thousand and NT$46,492,062 thousand, respectively.

(d)	Operating lease agreements

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2025.  Future minimum lease payments as of December 31, 2007, under the existing non-cancelable agreements were as follows:

Year	Minimum lease payments
NT$
(in thousands)

2008	319,929
2009	308,300
2010	307,895
2011	306,356
2012	306,356
Thereafter	2,196,797

Rental expense for operating leases amounted to NT$160,550 thousand, NT$290,162 thousand, and NT$557,202 thousand in 2005, 2006 and 2007, respectively.

(e)	Litigation

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York for patent infringement against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  AUO has retained legal counsel to handle the related matters.  Anvik Corporation is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the preliminary phase.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

In March 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. filed a lawsuit in the United States District Court for the Eastern District Court of Texas against AUO and other TFT-LCD manufacturing companies, including Qisda, claiming infringement of certain of Honeywell’s patents in the United States relating to the manufacturing of TFT-LCD panels.  Honeywell International Inc. and Honeywell Intellectual Properties Inc. are seeking,

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

among other things, monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the preliminary phase.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware for patent infringement against AUO, AUO’s customers, and other TFT-LCD manufacturers.  AUO has retained legal counsel to handle the matter.  LGD is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  Management is reviewing the merits of this suit on an on-going basis.  While the results of this matter cannot be predicted with certainty, at this stage, management does not expect the final outcome of this matter to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.  In March 2007, AUO filed a suit in the United States District Court for the Western District of Wisconsin against LPL and LG. Philips LCD America, claiming infringement of certain of AUO’s patents in the United States relating to the manufacturing of TFT-LCD products.  AUO is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  On May 30, 2007, the suit was transferred to the United States District Court for the District of Delaware.

In December 2006, AUO and certain of its subsidiaries received notice of an investigation into possible anticompetitive behavior in the TFT-LCD industry conducted by local authorities in the United States, Europe, Canada and Japan.  In December 2006, the local authority in Korea visited AUO’s affiliate in Korea.  AUO and its affiliates intend to cooperate with these investigations.  AUO has also been named as a defendant among certain TFT-LCD manufacturers in over one hundred civil class action lawsuits in the United States and several civil class action lawsuits in Canada alleging antitrust violations.  AUO has retained counsel to handle these matters.  Management is reviewing the merits of the investigations and civil lawsuits on an on-going basis.  The ultimate outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

In addition to the matters described above, the Company is also a party to other litigation matters and claims that arise during the normal course of operations. While the results of these other litigation matters and claims cannot be predicted with certainty, at this stage, management does not expect the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

24.	Subsequent Events

On April 11, 2008 and April 23, 2008, Toppan CFI entered into sale and purchase agreements with Allied Material Technology Corp. (“AMTC”) to acquire AMTC’s color-filter production line located at the Southern Taiwan Science Park, including manufacturing plant, machinery and other equipment, for a total consideration of NT$3,400,000 thousand.

On April 11, 2008, AUO purchased Qisda’s common shares through a private placement at an acquisition cost of NT$2,000,000 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Segment Information

(a)	Industrial information

The Company consists of a single reportable operating segment, namely, the research and development, production, and sale of TFT-LCDs and other flat panel displays.

(b)	Geographic information

A geographical breakdown of sales for the years ended December 31, 2005, 2006 and 2007, is as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
		(in thousands)

Taiwan	82,473,265	89,840,936	174,272,661	5,373,810
The People’s Republic of China	76,147,847	80,559,955	115,309,356	3,555,638
Other (individually less than 10% of total net sales)	58,767,276	122,705,879	190,601,609	5,877,324
	217,388,388	293,106,770	480,183,626	14,806,772

Sales are attributed to countries based upon the location of customers placing orders.

The Company’s TFT-LCD manufacturing process can be divided into three primary steps: the array process, cell process, and module-assembly process.  The array and cell processes are capital-intensive and thus require highly automated production equipment.  The module-assembly process is highly labor-intensive, and therefore the Company has moved a majority of the module-assembly operations to the PRC beginning 2002.  A geographical breakdown of long-lived assets (which primarily consist of property, plant and equipment, goodwill, and other intangible assets) as of December 31, 2005, 2006 and 2007, is as follows:

	December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	211,863,809	377,307,330	352,858,986	10,880,635
The People’s Republic of China	12,904,003	26,155,953	31,799,442	980,556
Other	8,137	6,902	6,625	204
	224,775,949	403,470,185	384,665,053	11,861,395

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2005, 2006 and 2007, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,
	2005		2006		2007
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
				(in thousands)

Samsung	19,903,556	9	32,824,794	11	61,141,835	1,885,348	13
Acer	8,999,415	4	12,816,015	4	31,375,155	967,473	7
QCSZ	26,532,871	12	21,647,010	7	23,732,707	731,813	5
	55,435,842	25	67,287,819	22	116,249,697	3,584,634	25

26.	Business Combination

On April 7, 2006, AUO’s board of directors approved the proposal to merge with QDI.  The merger was consummated on October 1, 2006, through the issuance of 1,479,110 thousand new common shares, par value NT$10 per share, in exchange for all of the 5,176,885 outstanding common shares of QDI, representing an exchange ratio of 3.5 shares of common stock of QDI to one share of common stock of AUO.

The merger was accounted for in accordance with ROC SFAS No. 25, using the purchase method of accounting.  Under the purchase method, the aggregate purchase price of NT$67,837,855 thousand was determined based on the market value of shares issued, direct transaction costs incurred, and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date.  The market value of shares issued amounted to NT$67,748,572 thousand and was determined based on the average market price of AUO’s common shares over the five-day period (i.e., March 30, 2006, through April 14, 2006) before and after the terms of the acquisitions were agreed upon and announced on April 7, 2006.  Direct transaction costs of NT$15,900 thousand included legal and accounting fees, and other external costs directly related to the merger.  Under the terms of the merger agreement, QDI’s employee stock options outstanding as of October 1, 2006, were converted into options to purchase shares of AUO’s common stock.  The fair value of the vested portion of such employee stock options amounted to NT$73,383 thousand and was determined using the Black-Scholes option pricing model.

In accordance with ROC SFAS No. 25, the aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair values as of October 1, 2006.  The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill.  The fair value assigned to tangible and intangible assets acquired and liabilities assumed was based on estimates and assumptions of management.

The following represents the allocation of the purchase price to the acquired net assets of QDI:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

October 1, 2006
NT$
(in thousands)

Current assets	$44,805,553
Long-term investments	685,065
Property, plant and equipment	122,453,035
Intangible assets—core technologies	3,675,700
Other assets	4,818,256
Current liabilities	(55,196,602)
Long-term liabilities	(67,681,426)
Other liabilities	(9,734)
Goodwill	14,288,008
67,837,855

Identifiable intangible assets acquired included core technologies in the design, manufacture and assembly of TFT-LCD products developed by QDI.  AUO amortizes the fair value of the acquired core technologies using the straight-line method over the estimated useful lives of three years.

Goodwill represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets.  In accordance with ROC SFAS No. 25, goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired.  In September 2007, AUO acquired further information to resolve uncertainties related to certain liabilities assumed and recorded as part of the merger.  Pursuant to ROC SFAS No. 25, AUO made an adjustment of NT$267,046 thousand to goodwill, as the resolution of such uncertainties occurred within 12 months of the acquisition.

The following unaudited pro forma financial information summarizes the combined results of operations of AUO and QDI as though the business combination had taken place on January 1, 2005.  The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the merger been effected on January 1, 2005.

	For the year ended December 31,
	2005	2006
	NT$	NT$
	(in thousands, except for per share data)

Net sales	279,060,413	344,804,286
Income (loss) before income tax	6,202,917	(3,585,706)
Net income (loss)	5,852,711	(4,654,044)
Earnings (loss) per share—basic	0.86	(0.63)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

27.	Summary of Significant Differences Between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  A discussion of the significant differences between US GAAP and ROC GAAP as they apply to the Company is as follows:

(a)	Business combinations

(1)	Merger with Unipac

AUO completed the merger with Unipac on September 1, 2001.  Under the applicable ROC GAAP, the merger was accounted for using the pooling-of-interests method, and accordingly, the assets and liabilities of Unipac were recorded based on the carrying value at the date of the merger.  Under US GAAP, the merger was accounted for as the acquisition of Unipac by AUO using the purchase method of accounting.  Under purchase accounting, the aggregate purchase price of NT$39,636,901 thousand was calculated based on the market value of the shares issued, and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac was recorded as goodwill.

(2)	Merger with QDI

AUO completed the merger with QDI on October 1, 2006.  Under ROC GAAP, the merger was accounted for in accordance with ROC SFAS No. 25 using the purchase method of accounting.  Under US GAAP, the merger was accounted for in accordance with U.S. Statement of Financial Accounting Standards (“US SFAS”) No. 141, “Business Combinations,” using the purchase method of accounting.  There are no material differences identified in the accounting for the merger with QDI; see note 26 for further details.

Goodwill represented the excess of the purchase price over the fair value of the underlying net tangible and intangible assets, which, based on management assessment, is primarily attributable to the opportunity to strengthen competitiveness through expanding production capacity and lowering material costs that can provide greater long-term growth.  Management believes that the combined company will be better positioned to face increasing competition from other key TFT-LCD manufacturers.

The following unaudited pro forma financial information summarizes the combined results of operations of AUO and QDI on a US GAAP basis as though the business combination had taken place on January 1, 2005.  This unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

of the results of operations had the merger been effected on January 1, 2005.

	For the year ended December 31,
	2005	2006
	NT$	NT$
	(in thousands, except for per share data)

Net sales	279,060,413	344,804,286
Net loss	(2,788,085)	(13,190,084)
Loss per share—basic	(0.48)	(2.05)

For US GAAP purposes, US SFAS No. 142, “Goodwill and Other Intangible Assets,” classifies intangible assets into three categories, namely (1) intangible assets with a finite useful life subject to amortization; (2) intangible assets with an indefinite life not subject to amortization; and (3) goodwill.  For intangible assets with a finite life, test for impairment is performed if conditions exist indicating that the carrying value may not be recoverable.  The Company has no intangible assets with indefinite lives.

Pursuant to SFAS No. 142, goodwill arising from purchase business combination is not amortized but is tested for impairment.  The Company performs a test of impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired.  The Company has determined that it is a single reporting unit for purposes of testing goodwill for impairment.  Accordingly, the Company compares the carrying amount of its total stockholders’ equity (as determined on a US GAAP basis) to its market value (based on the quoted value of its common stock) on the impairment evaluation date to determine if goodwill is potentially impaired.  Based on these assessments, the Company concluded that goodwill as of December 31, 2006 and 2007, was not impaired.

(b)	Compensation

(1)	Remuneration to directors and supervisors

According to AUO’s articles of incorporation prior to the revision on June 13, 2007, directors and supervisors are entitled to remuneration up to 1% of annual distributable earnings.  Effective June 13, 2007, AUO replaced the duties of supervisors with an Audit Committee and no longer appoint supervisor.

Under ROC GAAP, remuneration to directors and supervisors are charged directly to retained earnings in the period stockholders approve such payments and are presented under financing activities in the consolidated statement of cash flows.  Under US GAAP, such cash payments are recorded as compensation expense in the period when the related services are rendered based on management’s best estimate of the amounts to be paid upon stockholders’ approval and presented under operating activities in the consolidated statement of cash flows.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Employee bonuses

According to AUO’s articles of incorporation, employees are entitled to bonuses no less than 5% of annual distributable earnings.  Employee bonuses may be paid in cash, stock, or a combination of cash and stock.

Under ROC GAAP, such bonuses are appropriated from retained earnings in the period stockholders’ approval is obtained.  If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued.

Under US GAAP, employee bonuses are charged to income in the year services are provided.  The total amount of these bonuses is initially accrued based on the minimum cash value to be paid, with an adjustment in the subsequent year after shareholders’ approval.  Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of stock is recognized at the grant date.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.”  SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach (“dual approach”).  The rollover approach quantifies misstatements based on the amount of the error originating in the current year statement of income, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin.  Financial statements would require adjustment when either approach results in quantifying a misstatement that is material.  SAB 108 provides a transition accommodation to permit the correction of previously immaterial errors determined under the Company’s previous method of quantifying unadjusted misstatements but determined to be material under the dual approach.  The Company adopted SAB 108 effective January 1, 2006.

On September 19, 2006, the SEC staff published its views on accounting issues related to Accounting Principles Board Opinion (“APB”) No. 25 resulting from past stock option grant practices in a letter to Financial Executives International and the American Institute of Certified Public Accountants.  The topics addressed in the letter primarily relate to questions about whether a company’s determination of the measurement date of past stock option awards was appropriate.  In 2006, the Company undertook a review of its past stock bonus granting practices and identified certain misstatements in its employee bonus expense for US GAAP purposes for the years 2001 through 2005 relating to the portion of employee bonuses settled through issuance of the Company’s common stock.  Specifically, the Company had inappropriately computed the stock-based compensation expense using the date of stockholders’ approval as the measurement date before the number of shares that each individual employee was entitled to receive was known.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to the adoption of SAB 108, the Company quantified unadjusted misstatements under the rollover approach, under which the unadjusted misstatements relating to the employee stock bonus expense were deemed immaterial.  Upon initial adoption of SAB 108 for the year 2006, the Company quantified the misstatement of employee stock bonus expense under the dual approach and determined that the unadjusted misstatements would be material.  Therefore, the Company recorded a cumulative effect adjustment as of January 1, 2006, for the unadjusted misstatements.  The impact to the Company’s beginning retained earnings in 2006 for US GAAP purposes was an increase of NT$767,694 thousand, with a corresponding decrease in capital surplus to correct the misstatements.

(3)	Transfer of treasury stock to employees

During 2002 and 2003, AUO purchased its own shares on the Taiwan Stock Exchange for use as employee bonus shares in future periods.  Upon approval by the Financial Supervisory Commission of the ROC (FSC) in 2005, AUO transferred to certain of its employees all of the treasury stock at a price below the carrying value of the treasury stock.  The plan prescribed a service condition of one year.  Accordingly, 50% of the shares were deemed vested upon the grant date, and the remaining 50% were deemed nonvested until the fulfillment of the service requisite period.

Under ROC GAAP, AUO adopted ROC SFAS No. 30, “Accounting for Treasury Stock,” and accounts for the transaction as a disposal of treasury stock.  The difference between the selling price and carrying value of treasury stock is offset against capital surplus.

Under US GAAP, AUO adopted US SFAS No. 123, “Accounting for Stock-Based Compensation,” and evaluated the arrangement as an employee stock purchase plan (“ESPP”) that grants rights to purchase shares at the stated price and has no option feature.  Compensation cost is measured as the excess of the quoted market price over the exercise price at the date of grant taking into account the expected forfeiture rate.  Pursuant to the terms in the transfer agreement, AUO recognized compensation cost of NT$215,580 thousand immediately in current operations on the grant date and accrued NT$215,580 thousand as deferred compensation cost, NT$67,922 thousand and NT$147,658 thousand of which were charged to current operations for the years ended December 31, 2005 and 2006, respectively.  Effective January 1, 2006, the Company adopted US SFAS No. 123 (Revised 2004), “Share-based Payment.”  The adoption of US SFAS No. 123R did not have a material impact on the accounting for the above transactions.

(c)	Equity-method investments

When the Company has the ability to exercise significant influence over the operating and financial policies of investees (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.  The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of assets on the investee’s books.  Any unallocated difference is treated

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

as investor-level goodwill.  Under US GAAP, such amount is not amortized.  Prior to January 1, 2006, under ROC GAAP, the amount of unallocated difference was amortized over five years.  Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor-level goodwill is no longer amortized and the entire carrying value of the equity-method investment is subject to assessment for impairment.

If an investee company issues new shares and an investor company does not acquire new shares in proportion to its original ownership percentage, the investor company’s equity in the investee company’s net assets will be changed.  Under ROC GAAP, the change in the equity interest is adjusted to the capital surplus and long-term investment.  If the investor company’s capital surplus is insufficient to offset the adjustment to the long-term investment, the difference is charged to retained earnings.  Under US GAAP, subsequent investment is treated as a step acquisition, and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired.  When the investor company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in the investee company’s equity is recognized directly in equity as a capital transaction in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary.”  This policy has been consistently applied.

Under US GAAP, the Company recognizes its equity in the income (loss) of equity-method investee for each period in accordance with APB 18.  Prior to January 1, 2005, as permitted under ROC GAAP, if the Company was unable to obtain audited financial statements of the investee in time, delaying the recognition to the following year is allowed.  Commencing January 1, 2005, as required by the amended ROC SFAS No. 5, the Company recognizes its equity in the income (loss) of investee on a current-year basis.

In 2005, the Company’s equity interest in Qisda was diluted as a result of non-participation in investee’s capital increase and other changes in Qisda’s equity during the year.  Under ROC GAAP, the Company recognized a NT$164,910 thousand increase in capital surplus and charged NT$86,500 to retained earnings.  Under US GAAP, the Company recorded NT$78,410 thousand as an adjustment to capital surplus.

On October 1, 2005, Qisda acquired Siemens’ mobile phone business and recognized negative goodwill of NT$5,727,307 thousand under ROC GAAP.  Under ROC GAAP, this negative goodwill is amortized by Qisda based on the nature of the difference and the effect of the amortization is reflected in the Company’s share of the income (loss) of its equity method investment in Qisda.  Under US GAAP, negative goodwill is recognized as an extraordinary gain in the consolidated statement of income.  As required by APB 18, for US GAAP purposes, the Company recognized its proportionate share of the extraordinary gain of NT$308,702 in 2005.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Convertible bonds

Under ROC GAAP, prior to January 1, 2006, when a convertible bond was issued, the entire instrument was recorded as a liability at an amount equal to the proceeds received.  Any discount or premium to the par value of the convertible bond was amortized and reflected in the statement of income using the effective interest rate method.  If the convertible bond contained a redemption premium above its par value amount, the excess was amortized using the effective interest rate method over the redemption period as a charge to interest expense.  Upon conversion, the par value of the bond was credited to common stock, and the difference between the carrying value of the bond and the par value of common stock was recorded in capital surplus.  No gain or loss was recognized.

Effective January 1, 2006, ROC SFAS No. 34 and SFAS No. 36 require derivatives embedded in hybrid instruments, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.  For a convertible bond assumed in a business combination that does not involve a major modification, as defined in the transition rule under ROC SFAS No. 36, the debt instrument shall not be subject to the requirements of ROC SFAS No. 36, provided that the convertible bond was issued prior to December 31, 2005.  Pursuant to this transition rule, the equity component of the convertible bonds assumed from the merger with QDI had not been bifurcated from the debt host, and the entire amount of each of the assumed convertible bond was recorded as a liability at fair value at the date of acquisition.  The difference between fair value and redemption value at the date of acquisition was recorded as a discount or premium, which is amortized and reflected in the statement of income using the effective interest rate method over the redemption period.  When the bond is converted into common stock, the par value of the bond is credited to common stock, and the difference between the carrying value of the bond and the par value of common stock is recorded in capital reserve.

Under US GAAP, management considered whether the convertible bond contained an embedded derivative instrument, which should be separated from the host contract and accounted for in accordance with US SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations.  Based on its assessment, management concluded that the conversion features for the two overseas convertible bonds assumed from the merger with QDI at October 1, 2006, qualified as embedded derivative instruments under US SFAS No. 133, as these bonds are denominated in a currency that is different from the Company’s functional currency and therefore are required to be bifurcated from the debt hosts.  Accordingly, AUO recorded derivative instrument liabilities of NT$2,248,999 thousand as of October 1, 2006 based on the fair value of the conversion options embedded in the assumed overseas convertible bonds.  AUO further concluded that the put and call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under US SFAS No. 133 since they were considered to be clearly and closely related to the debt hosts.  As a result, under US GAAP, the overseas convertible bonds assumed were recorded at the fair value as of the date of acquisition without regard to the embedded conversion options.  The recorded carrying amounts are accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As further described in note 14, one overseas convertible bond (ECB 2) was redeemed by the Company in its entirety during 2007, while the other overseas convertible bond (ECB 3) was partially redeemed in cash upon exercise of the redemption right by certain bondholders.  For US GAAP purposes, the carrying amounts of the convertible bonds redeemed, including any unamortized premiums or discounts, and the fair value of the related embedded derivative instrument liabilities at the date of redemption exceeded the cash paid to redeem the bonds, resulting in a gain of NT$864,034 thousand.

(e)	Shareholders’ stock dividends

Under ROC GAAP, shareholders’ stock dividends paid are recorded at par value, with a charge to retained earnings.  Under US GAAP, generally if the ratio of distribution is less than 25% of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The stock dividends issued in 2006 and 2007 decreased retained earnings and increased capital surplus by NT$5,439,900 thousand and NT$6,862,012 thousand, respectively.

(f)	Pension benefits

Prior to January 1, 1998, the pension expense recorded by the Company in connection with its defined benefit pension plan was based on contributions made by the Company to the pension plan as required by the Republic of China Labor Standards Law (the “old system”).  Effective from January 1, 1998, the Company adopted ROC SFAS No. 18, which is not materially different from US SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” with the exception of the accounting upon adoption.  Subsequent to January 1, 1998, net pension expense was recognized on an actuarially determined basis.  Under US GAAP, the Company accounts for its defined benefit pension plan in accordance with US SFAS No. 87.  Accumulated pension obligation and pension expense are determined on an actuarial basis from the date the pension plan was started in 1996.  Therefore, pension obligation and related expense are different under ROC GAAP and US GAAP because of unrecognized prior service cost.

In 2003, the Company adopted US SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”  US SFAS No. 132, as revised, requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans.

Effective December 31, 2006, the Company adopted US SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  US SFAS No. 158 requires the recognition of the funded status of a defined benefit plan on the balance sheet and the recognition of changes in funded status in the year in which the changes occur through comprehensive income.  US SFAS No. 132 and SFAS No. 158 did not change the measurement or recognition of net periodic pension expense.  Upon the adoption of US SFAS No. 158, the Company recognized an increase in accrued pension liabilities of NT$234,510 thousand as of December 31, 2006, and the corresponding decrease of NT$234,510 thousand in accumulated

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

other comprehensive income. The adoption of US SFAS No. 158 had no effect on the statements of income for the periods presented.

(g)	Depreciation of property, plant and equipment

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years in accordance with the relevant provisions of the ROC Internal Revenue Code.  Under US GAAP, buildings are depreciated over their estimated useful lives of 20 years.

(h)	Derivative financial instruments and hedging activities

Effective from January 1, 2006, the Company adopted ROC SFAS No. 34 and applied hedge accounting for derivatives effective as a hedge.  The requirements for hedge accounting under ROC SFAS No. 34 are not materially different from those under US SFAS No. 133, except that, ROC SFAS No. 34 permits the designation of derivatives entered into before the date of initial adoption as effective hedge.

Under US GAAP, prior to January 1, 2006, the Company did not adopt any hedge accounting for its derivative transactions.  Accordingly, all derivative contracts were recognized as either assets or liabilities and subject to re-measurement at fair value at each balance sheet date.  Changes in fair values of derivative instruments were recognized in earnings for US GAAP purposes.  Effective January 1, 2006, in connection with the adoption of ROC SFAS No. 34, the Company designates certain derivative contracts (mainly interest rate swap contracts) as cash flow hedges for US GAAP purposes, with changes in fair value of the hedging instruments recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.  Upon the adoption of ROC SFAS No. 34, there was no material difference between the accounting under ROC GAAP and US GAAP for derivative financial instruments executed on or after January 1, 2006.

(i)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for earned but unused vacation at the end of each year.  Under US GAAP, earned but unused vacation that can be carried over to subsequent periods is accrued for at each balance sheet date.

(j)	Research and development expense

Under ROC GAAP, the amortization of the payment of the capitalized technology fixed license and patent fees for product and process technology is included in research and development expense.  Under US GAAP, this amortization expense is included in cost of goods sold.

(k)	Operating leases and land cost

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year.  Under ROC GAAP, fixed escalation of rental

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

payment is recognized as it becomes payable.  Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

In 2005, the Company purchased a piece of land which was previously leased by the Company.  Prior to the acquisition, the lease arrangement was subject to a rent escalation adjustment of 5% each year.  As a result, under US GAAP, the Company recognized a cumulative escalation adjustment of rental expense of NT$86,278 thousand for prior years.  At the time of acquisition, the liability was eliminated, and the cost of land was reduced by this amount under US GAAP.

(l)	Income tax

The statutory income tax rate in the Republic of China is 25%.  Under a revised tax rule effective on January 1, 1998, an additional 10% corporation income tax is assessed but only to the extent that taxable income is not distributed before the end of the subsequent year.  The additional income tax, or the undistributed earnings surtax, is determined in the subsequent year when the distribution plan relating to earnings attributable to the preceding year is approved by the Company’s stockholders.  The actual payment of the undistributed earnings surtax will then become due and payable in the year following the finalization of the distribution plan.

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based are distributed in future years, in which case the shareholders, but not the Company, can claim an income tax credit.

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution.  For US GAAP purposes, the 10% tax on unappropriated earnings was accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years.  Accordingly, prior to 2006, the tax rate used by the Company to measure its income tax expense for US GAAP purposes, including the tax effects of temporary differences, was 32.5%, which reflects the 25% statutory income tax rate on earnings and the additional tax on undistributed earnings at an effective rate of 7.5%.

In May 2006, the ROC Income Tax Act was revised to amend the definition of “undistributed retained earnings” such that the undistributed earnings surtax will be computed as 10% of income after tax as determined in accordance with the Commercial Accounting Act, which is based on ROC GAAP.  The revised definition of “undistributed retained earnings” is applied retroactively commencing from the determination of the undistributed earnings surtax for 2005.  Under ROC GAAP, despite the change in the calculation of the undistributed earnings surtax, the additional tax expense will continue to be recognized in the period when the amount of earnings distribution is approved by the stockholders.

Under US GAAP, since the new tax law requires the calculation of the undistributed earnings surtax be based solely on the Company’s ROC GAAP income, any tax expense associated with the undistributed earnings surtax recorded under ROC GAAP will effectively reduce the computed amount of the undistributed earnings surtax pertaining to the period such tax expense

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

is recorded for ROC GAAP purposes.  As a result, the tax rate used by the Company to measure income tax expense under US GAAP changed from 32.5% to 31.8% beginning in 2006.  In addition, since the undistributed earnings surtax would be based on the Company’s ROC GAAP income, temporary differences arising from any differences between the tax base and ROC GAAP base of the Company’s assets and liabilities would no longer have an impact on the computation of the amount of the undistributed earnings surtax.  Because the reversal of such temporary differences will not result in future taxable or deductible amounts for purposes of the calculation of the undistributed earning surtax, the deferred tax assets and liabilities relating to such temporary differences are recognized at the distributed income tax rate of 25%, rather than at the undistributed tax rate of 32.5% prior to the tax law change.  For temporary differences that arise from the differences between US GAAP and ROC GAAP, the resulting deferred tax assets and liabilities are recognized at the revised undistributed tax rate of 31.8%.

Effective January 1, 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.”  FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure.  The adoption and implementation of FIN 48 did not have a material impact on the Company’s consolidated financial statements.  ROC GAAP does not provide any explicit guidance on the accounting for uncertainty in income taxes.  There is no significant difference in the Company’s accounting policy for income tax uncertainties for ROC GAAP and for US GAAP.

Under US GAAP, and in accordance with US SFAS No. 109, if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense.  As ROC GAAP does not provide explicit guidance, the Company has adopted the accounting policy to record subsequent adjustment to the valuation allowance recognized at the date of acquisition as additional tax expense or benefit in the period the adjustment is made.  In 2007, under US GAAP, goodwill arising from the merger with QDI was decreased by unused investment tax credits assumed from the merger of NT$911,985 thousand, and an additional reduction to goodwill of NT$303,995 thousand was recognized due to this adjustment; see note 27(s)(4)(ii).  Under ROC GAAP, the tax benefit of NT$911,985 thousand was recorded in the income statement.

(m)	Earnings per share

Under ROC GAAP, basic earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  Diluted earnings per share are computed by taking basic earnings per share into consideration, plus additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expenses

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

derived from any underlying dilutive share equivalents.  The weighted-average outstanding shares are adjusted retroactively for stock dividends, including transfers from retained earnings and capital surplus to common stock, and employee stock bonus issued.  Under US GAAP, the calculation of basic and diluted EPS is not materially different from that under ROC GAAP, except that EPS is not restated for employee stock bonus adjustments.

(n)	Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(o)	Principles of Consolidation

In accordance with FIN 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” the Company is required to consolidate a variable interest entity (“VIE”) for which it is deemed to be the primary beneficiary.  FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (for example, ownership of a majority voting interest) does not apply.  FIN 46R focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests.  It concludes that, in the absence of clear control through voting interests, a company’s exposure (i.e., variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control.  If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary.  The primary beneficiary is required to consolidate the assets, liabilities, and results of operations of the variable interest entity in its consolidated financial statements.

As described in note 1, AUO purchased a 49% ownership interest in CFI and has an agreement in place.  The primary purpose of entering into an arrangement with CFI is to ensure a stable supply of color filters and to achieve long-term cost competitiveness by avoiding repetitive capital investments in connection with the Company’s color filter production facilities and capacities.

Under ROC GAAP, the Company consolidated CFI in accordance with ROC SFAS No. 7, “Consolidated Financial Statements.”  Under US GAAP, AUO determined that CFI is a VIE under FIN 46R and AUO is considered the primary beneficiary.  Therefore, the Company consolidated CFI in accordance with FIN 46R.  Under FIN 46R, the assets and liabilities of the VIE are recorded at fair value (including the portion attributable to noncontrolling interests).  Under ROC GAAP, when the acquirer’s interest in the acquiree is less than 100 percent, assets and liabilities are adjusted to reflect fair value only to the extent of the acquirer’s interest in the acquiree.

(p)	Recent accounting pronouncements

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2006, the FASB issued US SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value and expands disclosures about fair value measurements.  US SFAS No. 157 is effective for fiscal year beginning after November 15, 2007.  In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of US SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are not remeasured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008.  Management is currently evaluating the impact of US SFAS No. 157 and FSP FAS No. 157-2 on the Company’s financial position and results of operations.

In February 2007, the FASB issued US SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115,” which permits entities to choose to measure certain financial instruments at fair value on a contract-by-contract basis.  US SFAS No. 159 is effective for fiscal year beginning after November 15, 2007.  On January 1, 2008, management elected not to adopt the fair value option for existing eligible items.

In December 2007, the FASB issued US SFAS No. 141R, “Business Combinations,” which requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value.”  Under US SFAS No. 141R, all business combinations will be accounted for by applying the acquisition method.  US SFAS No. 141R is effective for fiscal year beginning after December 15, 2008.  The Company will adopt US SFAS No. 141R on January 1, 2009.  Management believes the impact of the adoption on the Company’s financial position and results of operations is dependent upon the specific terms of any applicable future business combination(s).

In December 2007, the FASB issued US SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which requires noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  US SFAS No. 160 is effective for fiscal year beginning after December 15, 2008.

In March 2008, the FASB issued US SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends US SFAS No. 133 and requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under US SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows.  US SFAS No. 161 expands the current disclosure framework in US SFAS No. 133, and is effective prospectively for periods beginning on or after November 15, 2008.  Management is currently evaluating the impact of US SFAS No. 161 on the Company’s disclosures for US GAAP purposes.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”.  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”.  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Management does not anticipate that FSP APB 14-1 will have any material impact on the Company’s financial position and results of operations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)

Net income attributable to stockholders of the parent company, ROC GAAP	15,626,991	9,103,472	56,417,766	1,739,678
US GAAP adjustments:
(a) Purchase method of accounting for acquisition of Unipac
- Amortization of intangible assets	(1,049,496)	(1,049,496)	(1,049,496)	(32,362)
- Depreciation	118,490	(70,961)	(16,868)	(520)
(b) Compensation
- Remuneration to directors and supervisors	(21,096)	(24,000)	(158,500)	(4,887)
- Employee bonuses
- Current year provision	(1,265,786)	(737,381)	(4,573,000)	(141,011)
- Adjustment to fair value	(4,137,909)	(3,265,096)	(2,584,194)	(79,685)
- Compensation cost arising from ESPP	(283,502)	(147,658)	-	-
(c) Investment gain (loss) on long-term equity investments	139,516	(334,340)	(72,354)	(2,231)
(c) Share of equity-method investee’s extraordinary gain	308,702	-	-	-
(d) Accretion of interest expense on convertible bonds	-	(1,223,176)	(132,599)	(4,089)
(f) Pension expense	1,057	1,108	2,550	78
(g) Depreciation of property, plant and equipment	(756,783)	(1,147,039)	(1,675,418)	(51,663)
(h) Derivative financial instruments recorded at fair value and hedging activities	(45,051)	144,730	167,019	5,150
(i) Compensated absences expense	40,952	(88,171)	(11,014)	(340)
(k) Escalation adjustment of rent expense	2,129	2,130	6,802	210
(l) Tax effect of the above US GAAP adjustments	556,036	1,089,033	832,523	25,671
(l) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(556,036)	(1,089,033)	(17,489)	(539)
(l) 10% surtax on undistributed retained earnings and others	-	9,086	(1,780,248)	(54,895)
Net income, US GAAP	8,678,214	1,173,208	45,355,480	1,398,565

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)

Earnings per share—Basic:
Income before extraordinary item	1.42	0.18	5.83	0.18
Extraordinary item	0.06	-	-	-
Net income	1.48	0.18	5.83	0.18

Earnings per share—Diluted:
Income before extraordinary item	1.42	0.18	5.59	0.17
Extraordinary item	0.06	-	-	-
Net income	1.48	0.18	5.59	0.17

Basic—Weighted-average number of shares outstanding (in thousands)	5,877,598	6,554,825	7,775,873
Diluted—Weighted-average number of shares outstanding (in thousands)	5,877,598	6,554,881	8,153,723

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Reconciliation of consolidated stockholders’ equity

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Equity attributable to stockholders of the parent company, ROC GAAP	230,734,304	291,778,965	8,997,193
(a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	337,549
- Intangible assets, net of amortization	2,098,990	1,049,496	32,362
- Other assets	11,909	(4,961)	(153)
(b) Compensation
- Accrued remuneration to directors and supervisors	(24,000)	(152,000)	(4,687)
- Accrued employee bonuses	(737,381)	(4,573,000)	(141,011)
(c) Subsidiaries and long-term equity investments	258,742	113,135	3,488
(c) Cumulative translation adjustment	12,719	(5,845)	(180)
(d) Convertible bonds	(1,223,176)	(1,275,935)	(39,344)
(f) Defined benefit plan
- Accrued pension cost	(27,522)	(24,972)	(770)
- Recognition of funded status under US SFAS No. 158	(234,510)	(181,113)	(5,585)
(g) Accumulated depreciation of property, plant and equipment	(2,869,001)	(4,551,648)	(140,353)
(i) Accrued compensated absences	(231,162)	(242,176)	(7,468)
(k) Accrued rental expense and adjustment to land cost	(107,599)	(100,797)	(3,108)
(l) Tax effect of US GAAP adjustments	9,086	(910,059)	(28,062)
Total stockholders’ equity, US GAAP	238,618,131	291,865,822	8,999,871

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP condensed consolidated financial statements

Condensed Consolidated Balance Sheets

December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars)

	2006	2007
	NT$	NT$	US$
Assets
Current assets	150,855,520	215,928,964	6,658,309
Long-term investments	12,642,709	8,599,901	265,183
Property, plant and equipment, net	380,859,841	361,197,229	11,137,750
Goodwill and intangible assets	33,188,496	29,768,097	917,919
Other assets	10,884,969	8,160,845	251,645
Total Assets	588,431,535	623,655,036	19,230,806

Liabilities and Stockholders’ Equity
Current liabilities	169,543,786	180,765,111	5,574,009
Long-term liabilities	179,927,604	142,182,091	4,384,277
Minority interests	342,014	8,842,012	272,649
Stockholders’ equity	238,618,131	291,865,822	8,999,871
Total Liabilities and Stockholders’ Equity	588,431,535	623,655,036	19,230,806

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP condensed consolidated financial statements, continued

Condensed Consolidated Statements of Income

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006	2007
	NT$	NT$	NT$	US$

Net sales	217,388,388	293,106,770	480,184,256	14,806,792
Cost of goods sold	195,261,896	269,734,794	407,004,913	12,550,260
Gross profit	22,126,492	23,371,976	73,179,343	2,256,532
Operating expenses	12,642,678	15,819,338	21,328,332	657,673
Income from operations	9,483,814	7,552,638	51,851,011	1,598,859
Non-operating income (expenses), net	(646,725)	(5,330,269)	(3,416,728)	(105,357)
Earnings before income tax, minority interests and extraordinary item	8,837,089	2,222,369	48,434,283	1,493,502
Income tax expense	(473,429)	(1,059,238)	(3,053,124)	(94,145)
Income before minority interests and extraordinary item	8,363,660	1,163,131	45,381,159	1,399,357
Minority interests in income (loss)	(5,852)	(10,077)	25,679	792
Income before extraordinary item	8,369,512	1,173,208	45,355,480	1,398,565
Extraordinary item—equity in extraordinary gain of equity-method investee	308,702	-	-	-
Net income	8,678,214	1,173,208	45,355,480	1,398,565

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP condensed consolidated financial statements, continued

Condensed Consolidated Statements of Comprehensive Income

Years ended December 31, 2005, 2006 and 2007
 (Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006	2007
	NT$	NT$	NT$	US$

Net income	8,678,214	1,173,208	45,355,480	1,398,565
Other comprehensive income (loss), net of tax:
Derivative and hedging activities—interest rate swap	-	(104,907)	290,193	8,948
Unrealized gains (loss) on securities available for sale	(208,705)	292,017	1,436,558	44,297
Foreign currency cumulative translation adjustment	286,074	327,996	646,134	19,924
Defined benefit plan	-	-	110,991	3,423
Other comprehensive income	77,369	515,106	2,483,876	76,592
Comprehensive income	8,755,583	1,688,314	47,839,356	1,475,157

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP condensed consolidated financial statements, continued

Condensed Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of New Taiwan dollars and US dollars)

	2005	2006	2007
	NT$	NT$	NT$	US$

Net cash provided by (used in):
Operating activities	46,951,914	67,955,306	156,942,207	4,839,414
Investing activities	(81,428,055)	(83,130,667)	(66,313,691)	(2,044,825)
Financing activities	43,783,879	32,951,652	(44,816,566)	(1,381,948)
Effect of currency exchange rate changes on cash	157,864	(114,291)	152,392	4,699
Net change in cash and cash equivalents	9,465,602	17,662,000	45,964,342	1,417,340
Cash and cash equivalents at beginning of year	16,797,663	26,263,265	43,925,265	1,354,464
Cash and cash equivalents at end of year	26,263,265	43,925,265	89,889,607	2,771,804

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Additional US GAAP disclosure

(1)	Securities available for sale

The Company holds marketable securities that are classified as available for sale securities.  Information on available for sale securities held at each balance sheet date is as follows:

			Total unrealized	Total unrealized
	Cost	Fair value	gains	losses
	NT$	NT$	NT$	NT$
		(in thousands)
Current assets:
As of December 31, 2006	1,623,291	1,849,032	225,741	-
As of December 31, 2007	1,417,453	1,347,131	17,349	87,671
Long-term investments:
As of December 31, 2006	171,556	177,175	6,847	1,228
As of December 31, 2007	489,610	2,123,631	1,659,294	25,273

Information on the sale of available for sale securities for the years ended December 31, 2005, 2006 and 2007, is summarized as follows.  The costs of the securities sold were determined on a weighted-average basis.

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2005	1,000,000	-	-
For the year ended December 31, 2006	-	-	-
For the year ended December 31, 2007	29,956	15,714	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Allowance for doubtful accounts, and sales returns and discounts (including related parties)

A rollforward of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales returns and discounts:
Balance at beginning of year	788,812	505,508	1,307,549	40,319
Allowance assumed from merger with QDI	-	248,056	-	-
Provision charged to current operations	338,944	2,601,072	4,093,944	126,239
Write-offs	(622,248)	(2,047,087)	(3,829,277)	(118,078)
Balance at end of year	505,508	1,307,549	1,572,216	48,480

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Pension-related benefits

AUO has established a defined benefit pension plan covering its full-time employees in the Republic of China, who joined the Company before July 1, 2005 and elected to participate in the plan.

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

The discount rate assumptions used to account for pension plans reflect the rates available on high-quality, fixed-income debt instruments on December 31 of each year.  The rate of increase in compensation is another significant assumption used for pension accounting and is determined by AUO based upon annual review.

Net periodic benefit cost for AUO’s defined benefit pension plan amounted to NT$76,136 thousand, NT$15,384 thousand and NT$24,268 (US$748) thousand for the years ended December 31, 2005, 2006 and 2007, respectively.

AUO uses a measurement date of December 31 for its plan.

(i)	Obligation and funded status

The following table sets forth the change in benefit obligations for the pension plan:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	565,492	961,646	29,653
Service cost	8,100	8,949	276
Interest cost	20,508	26,445	815
Merger of QDI’s plan	127,189	-	-
Actuarial loss (gain)	240,357	(19,650)	(606)
Projected benefit obligation at end of year	961,646	977,390	30,138

The accumulated benefit obligation for the pension plan was NT$437,869 thousand and NT$458,099 thousand at December 31, 2006 and 2007, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the change in the fair value of plan assets for the pension plan:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	398,478	791,306	24,400
Actual return on plan assets	7,531	18,319	565
Merger of QDI’s plan	281,016	-	-
Actual contribution	104,281	123,339	3,803
Fair value of plan assets at end of year	791,306	932,964	28,768

Plan assets only contain a pension fund (the “Fund”) denominated solely in cash, as mandated by the ROC Labor Standards Law.  AUO contributes an amount equal to 2% of salaries paid every month to the Fund as required by the law.  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name with the Bank of Taiwan (formerly with the Central Trust of China before it merged with and into the Bank of Taiwan on July 1, 2007).  Additional contributions may be required in the future in order to provide for unfunded obligations.

The following table sets forth the amounts recognized related to AUO’s pension plan in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(170,340)	(44,426)	(1,370)
Accrued liability	(170,340)	(44,426)	(1,370)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Accrued liability at beginning of year	(199,645)	(170,340)	(5,253)
Net periodic pension cost	(15,384)	(24,268)	(748)
Actual contribution	104,281	123,339	3,803
Merger of QDI’s plan	153,827	-	-
Pension liability adjustments under US SFAS No. 158	(213,419)	26,843	828
Accrued liability at end of year	(170,340)	(44,426)	(1,370)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Components of net periodic benefit cost

Net periodic benefit cost for the defined benefit pension plan consists of the following:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Service cost	69,596	8,100	8,949	276
Interest cost	17,835	20,508	26,445	815
Expected return on plan assets	(11,322)	(15,208)	(21,760)	(671)
Amortization of net transition cost	472	472	472	15
Recognized net actuarial loss (gain)	(445)	1,512	10,162	313
Net periodic benefit cost	76,136	15,384	24,268	748

(iii)	Assumptions

The weighted-average assumptions used in computing the benefit obligation were as follows:

	December 31,
	2005	2006	2007

Discount rate	3.50%	2.75%	3.00%
Rate of increase in compensation levels	3.50%	3.50%	3.50%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2005	2006	2007

Discount rate	3.50%	3.50%	2.75%
Rate of increase in compensation levels	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets	3.50%	2.75%	3.00%

According to applicable regulations in the ROC, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits.  The return on plan assets has exceeded the minimum amount for all periods presented.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iv)	Contributions

AUO contributed NT$123,339 thousand to the pension plan in 2007, and anticipates to contribute an additional NT$123,500 thousand to this plan in 2008.

(v)	Expected benefit payment

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payment
	NT$	US$
	(in thousands)

2008	2,890	89
2009	910	28
2010	3,560	110
2011	32,131	991
2012	8,257	255
2013-2017	169,541	5,228

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Income taxes

(i)	The components of provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	1,521,732	1,218,824	4,493,225	138,551
Deferred income tax benefit	(1,048,303)	(159,586)	(1,440,101)	(44,406)
Income tax expense	473,429	1,059,238	3,053,124	94,145

Substantially all of the income before income tax and income tax expense is from domestic sources.

A reconciliation of the expected income tax expense to the actual income tax expense as reported under US GAAP for 2005, 2006 and 2007 was as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	2,974,284	555,592	12,108,571	373,376
Increase of investment tax credits, net of expired portion	(5,051,650)	(4,359,577)	(2,685,794)	(82,818)
Change in valuation allowance	1,462,798	3,681,893	(7,645,980)	(235,769)
Tax exemption	(623,963)	(838,410)	(6,085,443)	(187,649)
Employee bonuses	1,848,339	1,037,534	1,789,298	55,174
Tax on undistributed retained earnings	-	910,347	5,641,777	173,968
Non-deductible expense and others	(136,379)	71,859	(69,305)	(2,137)
Income tax expense	473,429	1,059,238	3,053,124	94,145

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	The components of deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	937,925	750,598	23,145
Unrealized loss and expenses	328,493	730,009	22,510
Other current liabilities	465,792	1,654,481	51,017
Investment tax credits	24,139,172	16,311,898	502,988
Net operating loss carryforwards	-	710,015	21,894
Convertible bonds	388,971	431,137	13,294
Property, plant and equipment	588,461	1,445,110	44,561
Others	313,838	315,676	9,734
Gross deferred tax assets	27,162,652	22,348,924	689,143
Valuation allowance	(20,813,826)	(13,516,141)	(416,778)
Net deferred tax assets	6,348,826	8,832,783	272,365

Deferred tax liabilities:
Long-term investment—equity method	(265,088)	(492,664)	(15,192)
Goodwill	(89,300)	(140,651)	(4,337)
Cumulative translation adjustments	(101,556)	(348,543)	(10,747)
Others	(789,856)	(285,628)	(8,808)
Total deferred tax liabilities	(1,245,800)	(1,267,486)	(39,084)

Net deferred tax assets	5,103,026	7,565,297	233,281

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits are utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net operating losses, and investment tax credits, net of the existing valuation allowance at December 31, 2007.  The estimate of future taxable income required to realize net deferred tax assets at December 31, 2007, was approximately NT$16,278,377 thousand.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings.

The valuation allowance at December 31, 2007, represents the amount of tax benefits related to investment tax credits carryforwards which management determined are not more likely than not to be realized due, in part, to projections of future taxable income for the next five years.  As of December 31, 2005, 2006 and 2007, the change of valuation allowance amounted to NT$1,462,798 thousand, NT$13,071,076 thousand and NT$(7,297,685) thousand, respectively.  Of the NT$(7,297,685) thousand in 2007, NT$(911,985) thousand was attributable to unused investment tax credits assumed from the merger with QDI, the benefit of which decreased goodwill, and an additional reduction to goodwill of NT$303,995 thousand was recognized due to this adjustment.

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis for the relevant jurisdiction.  As of December 31, 2006 and 2007, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Deferred tax assets—current	3,220,232	5,181,516	159,775
Deferred tax assets—noncurrent	2,540,133	3,653,125	112,647
Deferred tax liabilities—current	(122,377)	(160,332)	(4,944)
Deferred tax liabilities—noncurrent	(534,962)	(1,109,012)	(34,197)
	5,103,026	7,565,297	233,281

In 2005, 2006 and 2007, the total income taxes were allocated as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)

Income tax expense from continuing operations	(473,429)	(1,059,238)	(3,053,124)	(94,145)
Other comprehensive income	(86,623)	-	(331,665)	(10,227)
Tax benefit allocated to reduce goodwill	-	-	1,215,980	37,495
Total income taxes	(560,052)	(1,059,238)	(2,168,809)	(66,877)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company adopted the provisions of FIN 48 on January 1, 2007.  The implementation of FIN 48 did not have a material impact on the Company’s consolidated financial statements.  The Company did not recognize any cumulative effect of applying the provisions of FIN 48 as an adjustment to the opening balance of retained earning as of January 1, 2007.

A reconciliation of the beginning and ending amounts of unrecognized tax benefit was as follows:

	For the year ended December 31, 2007
	NT$	US$
	(in thousands)

Balance at January 1, 2007	-	-
Additions for tax positions of prior years	709,134	21,867
Reductions related to settlements with tax authorities	-	-
Balance at December 31, 2007	709,134	21,867

The entire amount of the total unrecognized tax benefits at December 31, 2007, if recognized, would affect the effective tax rate on income from continuing operations.

In 2007, the income tax authorities in Taiwan commenced an examination of the Company’s income tax returns for 2004 to 2006, which is anticipated to be completed by the end of 2008.  The Company expects that the total amounts of unrecognized tax benefits will change significantly within the next twelve months due to the anticipated settlements.

The Company reports interest and penalties relating to unrecognized tax benefits as interest expenses and other expenses, respectively.  As of January 1, 2007 and December 31, 2007, no interest and penalties related to the unrecognized tax benefits were recorded.

The Company and its subsidiaries file income tax returns in Taiwan and other foreign tax jurisdictions.  The income tax returns of the Company, its Taiwanese subsidiaries and foreign subsidiaries, are open to examinations by the tax authorities for the tax years beginning in 2004.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2006 and 2007, the components of property, plant and equipment were as follows:

	December 31, 2006
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
	(in thousands)

Land	6,187,337	-	6,187,337
Buildings	58,976,016	(6,347,165)	52,628,851
Machinery and equipment	410,855,911	(123,284,102)	287,571,809
Other equipment and general assets	22,561,855	(14,142,044)	8,419,811
Construction in progress	6,254,058	-	6,254,058
Prepayments for purchases of land and equipment	19,797,975	-	19,797,975
	524,633,152	(143,773,311)	380,859,841

	December 31, 2007
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
	(in thousands)

Land	6,187,337	-	6,187,337
Buildings	70,963,869	(12,196,263)	58,767,606
Machinery and equipment	473,796,707	(202,364,144)	271,432,563
Other equipment and general assets	28,838,990	(20,326,279)	8,512,711
Construction in progress	8,323,471	-	8,323,471
Prepayments for purchases of land and equipment	7,973,541	-	7,973,541
	596,083,915	(234,886,686)	361,197,229

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	The changes in the components of accumulated other comprehensive income were as follows:

	Derivative and hedging activities	Unrealized gain (loss) on securities	Foreign currency translation adjustment	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2004	-	62,295	(214,139)	-	(151,844)
Net current period change	-	(208,705)	286,074	-	77,369
Balance at December 31, 2005	-	(146,410)	71,935	-	(74,475)
Net current period change	(104,907)	292,017	327,996	-	515,106
Adoption of US SFAS No. 158	-	-	-	(234,510)	(234,510)
Balance at December 31, 2006	(104,907)	145,607	399,931	(234,510)	206,121
Net current period change	290,193	1,436,558	646,134	110,991	2,483,876
Balance at December 31, 2007	185,286	1,582,165	1,046,065	(123,519)	2,689,997

The following tables set forth the related income tax effects allocated to each component of other comprehensive income:

	For the year ended December 31, 2005
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Unrealized gains (losses) on securities:
Net current period change	(208,705)	-	(208,705)
Foreign currency translation adjustment:
Net current period change	372,697	(86,623)	286,074
Other comprehensive income	163,992	(86,623)	77,369

	For the year ended December 31, 2006
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities—interest rate swap:
Net current period change	(104,907)	-	(104,907)
Unrealized gains (losses) on securities:
Net current period change	292,017	-	292,017
Foreign currency translation adjustment:
Net current period change	327,996	-	327,996
Other comprehensive income	515,106	-	515,106

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2007
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities—interest rate swap:
Net current period change	357,891	(67,698)	290,193
Unrealized gains (losses) on securities:
Net current period change	1,436,558	-	1,436,558
Foreign currency translation adjustment:
Net current period change	893,121	(246,987)	646,134
Defined benefit plan:
Net current period change	127,971	(16,980)	110,991
Other comprehensive income	2,815,541	(331,665)	2,483,876

There are no tax effects from realized or unrealized gains (losses) on securities available for sale since capital gains and losses on Republic of China securities are not taxable in Taiwan.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Product revenue information

The Company’s chief operating decision maker is the Executive Board, which comprises key personnel in top management.  The Executive Board reviews consolidated results of revenue by product and manufacturing operations when making decisions about allocating resources and assessing performance of the Company.  Consequently, the Company has determined that it has no operating segments as that term is defined by US SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

The revenue for principal products comprised the following:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products:
Panels for notebook computers	31,090	46,897	89,031	2,745
Panels for desktop monitors	106,881	100,576	133,278	4,110
Total panels for computer products	137,971	147,473	222,309	6,855
Panels for Consumer Electronics Products	28,206	31,290	43,023	1,327
Panels for LCD Television	46,047	104,794	200,573	6,185
Panels for Industrial Product	4,449	7,862	11,988	370
Other(1)	715	1,688	2,291	70
Total	217,388	293,107	480,184	14,807

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Basic and diluted EPS

Basic EPS for 2005, 2006 and 2007 was computed as follows:

	For the year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income for computing basic EPS:
Income before extraordinary item	8,369,512	1,173,208	45,355,480
Extraordinary gain	308,702	-	-
Net income	8,678,214	1,173,208	45,355,480

Weighted-average number of shares outstanding during the year—retroactively adjusted:
Shares of common stock at beginning of the year	4,958,041	5,830,547	7,573,403
Issuance of common stock for cash	146,465	-	-
Common stock issued in connection with the merger with QDI	-	372,817	-
Employee stock options	-	41	1,138
Issuance of common stock for conversion of bonds	-	-	26,126
Issuance of shareholders’ stock dividends	498,760	223,467	175,206
Treasury stock transferred to employees	(8,252)	-	-
Retroactive adjustment for capitalization of retained earnings	282,584	127,953	-
	5,877,598	6,554,825	7,775,873

Basic EPS:
Income before extraordinary item	1.42	0.18	5.83
Extraordinary item	0.06	-	-
Net income	1.48	0.18	5.83

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for 2005, 2006 and 2007 was computed as follows:

	For the year ended December 31,

	2005	2006	2007
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income for computing diluted EPS:
Net Income	8,678,214	1,173,208	45,355,480
Effect of dilutive potential common stock related to convertible bonds	-	-	208,622
	8,678,214	1,173,208	45,564,102

Weighted-average number of shares outstanding during the year—retroactively adjusted (including the effect of dilutive potential common stock):
Shares of common stock at beginning of the year	4,958,041	5,830,547	7,573,403
Issuance of common stock for cash	146,465	-	-
Common stock issued in connection with the merger with QDI	-	372,817	-
Employee stock options	-	41	1,138
Issuance of common stock for conversion of bonds	-	-	26,126
Issuance of shareholders’ stock dividends	498,760	223,467	175,205
Treasury stock	(8,252)	-	-
Effect of dilutive potential common stock related to stock options	-	56	547
Effect of dilutive potential common stock related convertible bonds	-	-	377,304
Retroactive adjustment of capitalization of retained earnings	282,584	127,953	-
	5,877,598	6,554,881	8,153,723

Diluted EPS:
Net income	1.48	0.18	5.59

As of December 31, 2006, convertible bonds with principal amounts of NT$11,184,600 thousand and US$296,451 thousand were excluded from the computation of diluted EPS due to their anti-dilutive effect.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Goodwill and other intangible assets

(i)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, were as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	10,946,732	25,234,740	778,129
Goodwill acquired during the year	14,288,008	-	-
Adjustment to goodwill acquired through merger with QDI	-	(1,483,026)	(45,730)
Balance at end of year	25,234,740	23,751,714	732,399

(ii)	Other intangible assets

The other intangible assets are TFT-LCD panels’ product and process technology license and patent fees, and core technologies acquired in connection with the merger with QDI.  The details of the other intangible assets are as follows:

	December 31, 2006
	Cost	Accumulated amortization	Carry amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents	17,230,259	12,645,895	4,584,364	141,362
Core technologies	3,675,700	306,308	3,369,392	103,897
	20,905,959	12,952,203	7,953,756	245,259

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2007
	Cost	Accumulated amortization	Carry amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents	18,768,922	14,896,698	3,872,224	119,403
Core technologies	3,675,700	1,531,541	2,144,159	66,116
	22,444,622	16,428,239	6,016,383	185,519

Patents are amortized using the straight-line method over estimated useful lives of three to fifteen years.  Core technologies are amortized using the straight-line method over the estimated useful lives of three years.

Amortization expense on other intangible assets amounted to NT$1,613,402 thousand, NT$2,383,210 thousand and NT$3,476,041 thousand for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is summarized as follows:

Year	December 31, 2007
	NT$	US$
	(in thousands)

2008	2,719,643	83,862
2009	1,361,706	41,989
2010	442,069	13,631
2011	241,881	7,459
2012	241,881	7,459
Thereafter	1,009,203	31,119
Total	6,016,383	185,519

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Summarized financial information on equity-method investees

The following table provides summarized financial information on the Company’s equity-method investees, which were, in the aggregate, material in relation to the results of operations for the year ended December 31, 2006.

	December 31,
	2005	2006
	NT$	NT$
	(in millions)

Current assets	119,652	75,622
Noncurrent assets	69,609	88,245
Current liabilities	108,564	80,065
Long-term liabilities	17,280	28,734
Minority interests	2,915	4,010
Stockholders’ equity	60,502	51,058
Net sales	183,727	255,970
Gross profit	16,217	20,958
Net loss	(2,151)	(31,908)

In 2007, none of the Company’s equity-method investees, either individually or in the aggregate, was material in relation to the financial position and results of operations of the Company.