Form 20-F
period 2008-12-31
AU OPTRONICS CORP
filed 2009-05-27
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP. (Translation of Registrant’s name into English)	TAIWAN, REPUBLIC OF CHINA (Jurisdiction of incorporation or organization)

1 LI-HSIN ROAD 2
HSINCHU SCIENCE PARK
HSINCHU, TAIWAN
REPUBLIC OF CHINA
(Address of principal executive offices)

Andy Yang
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China
Telephone No.: +886-3-500-8800
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 8,505,719,634 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes    ☐ No

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, the impact of the global systemic and financial crisis, the cyclical nature of our industry, further declines in average selling prices, excess capacity in the thin film transistor liquid crystal display (“TFT-LCD”) industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, changes in technology and competing products, our ability to successfully expand our capacity, our ability to acquire sufficient raw materials and key components, our dependence on key personnel, general political and economic conditions, including those related to the TFT-LCD industry, litigation and regulatory investigations against us, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors. For a discussion of these risks and other factors, please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts and Renminbi amounts (“RMB”), into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars and between RMB and U.S. dollars in this annual report were made at a rate of NT$32.76 to US$1.00 and RMB6.82 to US$1.00, respectively, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar and RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB or NT dollars, as the case may be, at any particular rate or at all. On May 22, 2009, the noon buying rates were NT$32.55 to US$1.00 and RMB6.8227 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

All references in this annual report to “Taiwan” or the “ROC” are to the island of Taiwan and other areas under the effective control of the Republic of China, and all references to the “ROC government” are references to the government of the Republic of China. All references to “our company,” “we,” “us” and “our” in the annual report are to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise. All references in this annual report to “subsidiary” are to companies owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise. All references in this annual report to the “PRC” or “China” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

All references in this annual report to “large-size panels” are to panels ten inches and above in diagonal length. All references to “small- to medium-size panels” refer to panels which are under ten inches in diagonal length.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007 and 2008 set forth below have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and selected consolidated statement of income data for the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements that have not been included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”).

On October 1, 2006, we merged with Quanta Display Inc. (“QDI”), a company incorporated in the ROC, that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and we assumed substantially all of the assets, liabilities and personnel of QDI. Under both ROC GAAP and accounting principles generally accepted in the United States (“US GAAP”), the merger with QDI has been accounted for under the purchase method of accounting. Our financial statements, under both ROC GAAP and US GAAP, referenced herein for periods or as of dates prior to October 1, 2006, do not include the financial data of QDI.

For information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us, see note 26 to our consolidated financial statements.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP
Net sales	168,111.6	217,388.4	293,106.8	480,183.6	423,928.2	12,940.4
Gross profit	39,643.3	29,848.0	29,850.3	86,178.2	55,327.9	1,688.9
Operating expenses	11,036.0	12,859.3	15,634.0	22,903.5	24,735.6	755.1
Operating income	28,607.3	16,988.7	14,216.3	63,274.8	30,592.3	933.8
Earnings before income tax and cumulative effect of changes in accounting principles	28,024.2	16,094.6	10,200.3	58,563.8	26,270.9	801.9
Income tax expense	(61.3)	(473.4)	(1,068.3)	(2,087.9)	(4,629.1)	(141.3)
Cumulative effect of changes in accounting principle(1)	—	—	(38.6)	—	—	—
Net income	27,962.9	15,621.2	9,093.4	56,475.9	21,641.8	660.6
Weighted average shares outstanding—Basic	6,185.5	6,545.7	7,182.4	8,441.9	8,505.2	8,505.2
Weighted average shares outstanding—Diluted	6,185.5	6,545.7	7,292.5	8,850.3	8,845.8	8,845.8

	Year Ended and As of December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Statement of Income Data:
ROC GAAP (continued):
Earnings per share—Basic	4.52	2.39	1.27	6.68	2.50	0.08
Earnings per share—Diluted	4.52	2.39	1.18	6.35	2.41	0.07
Earnings per ADS equivalent—Basic	45.21	23.87	12.67	66.83	25.01	0.76
Earnings per ADS equivalent—Diluted	45.21	23.87	11.76	63.49	24.09	0.74
Consolidated Balance Sheet Data:
ROC GAAP
Current assets	59,747.3	95,841.0	152,771.4	217,878.3	146,293.1	4,465.6
Property, plant and equipment	159,743.1	221,126.8	381,550.7	363,835.1	389,348.3	11,884.9
Goodwill and intangible assets	1,062.7	2,483.3	20,142.8	19,554.4	15,548.1	474.6
Total assets	230,694.4	329,796.3	578,157.9	617,459.2	566,935.6	17,305.7
Current liabilities	53,600.8	89,858.1	167,345.6	174,520.9	152,484.7	4,654.6
Long-term liabilities	46,334.0	83,940.3	179,716.0	142,097.2	115,170.9	3,515.6
Total liabilities	100,128.8	173,976.8	347,081.6	316,639.4	267,676.9	8,170.8
Capital stock	49,580.4	58,305.5	75,734.0	78,177.1	85,057.2	2,596.4
Total stockholders’ equity	130,565.6	155,819.5	231,076.3	300,819.9	299,258.7	9,134.9
Other Financial Data:
ROC GAAP
Gross margin(2)	23.6%	13.7%	10.2%	17.9%	13.1%	13.1%
Operating margin(3)	17.0%	7.8%	4.9%	13.2%	7.2%	7.2%
Net margin(4)	16.6%	7.2%	3.1%	11.8%	5.1%	5.1%
Capital expenditures	81,868.7	80,652.3	87,246.7	65,136.7	98,355.2	3,002.3
Depreciation and amortization	25,309.3	34,493.2	52,760.2	81,705.6	81,188.4	2,478.3
Cash dividend paid	5,208.3	5,935.2	1,749.2	1,514.8	19,670.6	600.4
Cash flows from operating activities	49,393.6	48,006.0	68,526.7	156,926.9	132,057.5	4,031.1
Cash flows from investing activities	(87,010.2)	(82,456.2)	(83,300.6)	(66,123.1)	(101,257.4)	(3,090.9)
Cash flows from financing activities	37,615.2	43,097.3	32,550.8	(44,816.6)	(37,435.6)	(1,142.7)

The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Consolidated Statement of Income Data:
US GAAP
Net sales	168,111.6	217,388.4	293,106.8	480,184.3	423,928.2	12,940.4
Gross profit	32,855.6	22,126.5	23,372.0	73,179.3	42,959.9	1,311.4
Operating expenses	12,686.8	12,642.7	15,819.3	21,328.3	22,811.7	696.3
Operating income	20,168.8	9,483.8	7,552.6	51,851.0	20,148.1	615.0
Earnings before income tax, extraordinary item and minority interests	18,575.9	8,837.1	2,222.4	48,434.3	16,086.2	491.0
Income tax expense	(463.4)	(473.4)	(1,059.2)	(3,053.1)	(2,579.6)	(78.7)
Minority interests in (loss) income	–	(5.8)	(10.0)	25.7	416.9	12.7
Extraordinary item(5)	–	308.7	–	–	–	–
Net income	18,112.5	8,678.2	1,173.2	45,355.5	13,089.7	399.6
Weighted average shares outstanding—Basic	5,729.5	6,171.5	6,882.6	8,164.7	8,356.0	8,356.0
Weighted average shares outstanding—Diluted	5,729.5	6,171.5	6,882.6	8,561.4	8,560.8	8,560.8
Earnings per share—Basic:
Income before extraordinary item	3.16	1.36	0.17	5.56	1.57	0.05
Extraordinary item		0.05	–	–	–	–
Net income	3.16	1.41	0.17	5.56	1.57	0.05
Earnings per share—Diluted:

	Year Ended and As of December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Consolidated Statement of Income Data:
US GAAP (continued)
Income before extraordinary item	3.16	1.36	0.17	5.32	1.53	0.05
Extraordinary item		0.05	–	–	–	–
Net income	3.16	1.41	0.17	5.32	1.53	0.05
Earnings per ADS equivalent—Basic:
Income before extraordinary item	31.61	13.56	1.70	55.55	15.67	0.48
Extraordinary item		0.50	–	–	–	–
Net income	31.61	14.06	1.70	55.55	15.67	0.48
Earnings per ADS equivalent—Diluted:
Income before extraordinary item	31.61	13.56	1.70	53.22	15.34	0.47
Extraordinary item		0.50	–	–	–	–
Net income	31.61	14.06	1.70	53.22	15.34	0.47

Consolidated Balance Sheet Data:
US GAAP
Current assets	58,254.5	93,469.8	150,855.5	215,929.0	145,522.3	4,442.1
Property, plant and equipment	159,185.3	220,974.0	380,859.8	361,197.2	383,958.1	11,720.3
Goodwill and intangible assets	16,207.4	16,578.5	33,188.5	30,334.7	26,399.4	805.8
Total assets	245,114.0	342,809.3	588,431.5	623,655.0	568,985.6	17,368.3
Current liabilities	55,444.9	91,288.0	169,543.8	180,765.1	152,647.2	4,659.6
Long-term liabilities	46,983.5	84,485.1	179,927.6	142,182.1	115,209.3	3,516.8
Total liabilities	102,428.4	175,773.1	349,471.4	322,947.2	267,856.5	8,176.3
Total stockholders’ equity	142,685.6	166,918.9	238,618.1	291,865.8	293,391.9	8,955.8
Other Financial Data:
US GAAP
Gross margin(2)	19.5%	10.2%	8.0%	15.2%	10.1%	10.1%
Operating margin(3)	12.0%	4.4%	2.6%	10.8%	4.8%	4.8%
Net margin(4)	10.8%	4.0%	0.4%	9.4%	3.1%	3.1%
Capital expenditures	82,011.1	80,801.0	87,408.9	65,300.5	98,330.6	3,001.5
Depreciation and amortization	26,358.0	36,067.1	54,940.0	84,984.5	83,680.4	2,554.3
Cash flows from operating activities	48,943.8	46,951.9	67,955.3	156,942.2	132,044.2	4,030.7
Cash flows from investing activities	(88,001.0)	(81,428.1)	(83,130.7)	(66,313.7)	(101,242.4)	(3,090.4)
Cash flows from financing activities	38,066.2	43,783.9	32,951.7	(44,816.6)	(37,473.2)	(1,143.9)

(1)
Represents the cumulative effect of our adoption of Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 34 “Financial Instruments: Recognition and Measurement” on January 1, 2006.

(2)	Gross margin is calculated by dividing gross profit by net sales.

(3)	Operating margin is calculated by dividing operating income by net sales.

(4)	Net margin is calculated by dividing net income by net sales.

(5)	Represents the proportionate share of extraordinary gain reported by equity-method investee in 2005.

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

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
	(of month end rates for years)
2004	$ NT33.27	$ NT34.16	$ NT31.74	$ NT31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.55	29.99	32.76
November	33.10	33.42	32.77	33.29
December	33.11	33.55	32.45	32.76
2009: (through May 22)	33.72	35.21	32.55	32.55
January	33.37	33.70	32.82	33.70
February	34.24	35.00	33.61	35.00
March	34.30	35.21	33.75	33.87
April	33.60	33.88	32.99	33.06
May (through May 22)	32.93	33.14	32.55	32.55

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

Recent global systemic and financial crisis could negatively affect our business, results of operations, and financial condition.

The recent systemic economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the TFT-LCD market. The recent turmoil in global markets have resulted in sharp declines in electronic products sales from which we generate our income. There could be a number of side effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. If the global economic crisis continues unabated, our results of operations may be materially and adversely affected.

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The TFT-LCD industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in sharp declines in average selling prices.

For example, average selling prices of our large-size panels decreased in the first three quarters of 2006 by 25.8% from the fourth quarter of 2005, but increased by 3.9% in fourth quarter of 2006.  Average selling prices of our large-size panels decreased by 10.9% in the first quarter of 2007 from the fourth quarter of 2006 and then increased in the last three quarters of 2007 by 31.1% from the first quarter of 2007. Average selling prices of our large-size panels decreased throughout 2008 by 46.6% from the fourth quarter of 2007. On a year-to-year basis, average selling prices declined by 13.6% in 2008 compared to 2007 and increased by 1.2% in 2007 compared to 2006.

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

Although we have been profitable in the past, if we are not profitable in 2009 or beyond, the value of the ADSs and our shares may be adversely affected.

We expect that average selling prices for many of our existing products will continue to decline over the long term. If we are not able to reduce our costs of manufacturing our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will continue to decline, which could seriously harm our business and reduce the value of our equity securities. Although we have been profitable in the past, we cannot assure you that we will be profitable in 2009 or beyond.

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

•
Fines and penalties payable. We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Any penalties, fines or settlements made in connection with this investigation and/or these lawsuits may have a material adverse effect on our business, results of operations and future prospects.

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

•
natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geo-political instability as a result of terrorism or political or military conflicts; and

•	changes in general economic conditions, especially the impact of the global financial crisis on economic growth.

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

We plan to continue to expand our operations to meet the needs of high-growth applications in computer products, consumer electronics, LCD television and other markets as demand increases. Because these products, such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players and LCD televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategy to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

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

Panels for use in LCD television and consumer electronics products accounted for 46.5%, 50.7% and 54.4% of our net sales in 2006, 2007 and 2008, respectively, and we believe that such end-use markets will continue to present opportunities for growth. As end users may find LCD television attractive because of their thin size as compared to traditional CRT televisions, we believe that a substantial portion of our sales growth will be derived from end users purchasing LCD televisions as additional televisions or to replace traditional CRT televisions. We have installed, and we expect to continue to install, production capacity in anticipation of increased demand for LCD television generated as a result of the growing market acceptance of LCD television. As a result, if end users purchase LCD televisions at a slower rate than we expect, we may not be able to maintain high utilization rates of the capacity installed or allocated to manufacture panels for LCD television. In addition, we may face greater than expected downward pricing pressures for our panels used for LCD television and other applications as a result of excess supply of such panels due to excess capacity or as a result of price competition by competitors seeking to stimulate demand in order to maintain or increase market share. We also manufacture panels for use in consumer electronics products. Demand for consumer electronics products that use TFT-LCD panels may be adversely affected by numerous factors, including a slowdown in general economic conditions and a change in price. If there is a slowdown in the demand for LCD television or consumer electronics products that use TFT-LCD panels, our business prospects and results of operations may suffer.

If we are unable to achieve high capacity utilization rates, our profitability will be adversely affected.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can significantly impact our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on achieving high capacity utilization rates. In turn, our ability to achieve high capacity utilization rates will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices. Although we maintained high capacity utilization rates in 2006 and we have been successful in 2007 and the first half of 2008 in the ramp-up of our fifth-generation, sixth-generation and our first 7.5-generation fabs, our results of operations in the past have been adversely affected by low capacity utilization rates. For example, in the fourth quarter of 2008, we have had to lower our utilization rates to as low as approximately 55% in order to offset the impact of excess inventory that was accumulating in the market. In the first quarter of 2009, our utilization rate continued to be low, at approximately 65%. We cannot assure you that we will be able to achieve high capacity utilization rates for the rest of 2009 or beyond. If demand for our products does not meet our expectations, our capacity utilization will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our TFT-LCD panels and the obsolescence of our existing TFT-LCD panel inventory. This can result in a decrease in the stated value of our TFT-LCD panel inventory, which we value at the lower of cost or net realizable value.

We manage our inventory based on our customers’ and our own forecasts. Although we regularly make adjustments based on market conditions, we typically deliver our goods to our customers one month after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have a material adverse effect on our inventory management.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We depend on a small number of customers for a substantial portion of our business. In 2006, 2007 and 2008, our five largest customers accounted for 34.5%, 32.1% and 39.4%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. For example, Samsung Electronics Co., Ltd. (“Samsung”) accounted for 11.2%, 12.7% and 14.8% of our net sales in 2006, 2007 and 2008, respectively. Qisda Corporation (“Qisda”), and its subsidiaries accounted for 8.5%, 5.7% and 4.6% of our net sales in 2006, 2007 and 2008, respectively. Sales to Qisda as a percentage of our net sales have decreased over the past three years due in part to the increase in our overall net sales from 2006 to 2007 and the proportionate increase of our sales of LCD television panels from 2007 to 2008 relative to our sales of panels for desktop monitors, which constitutes the majority of our sales to Qisda. As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as Samsung, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

As of April 30, 2009, there are three pending lawsuits against Qisda filed in Munich, Germany by the insolvency administrator of BenQ Mobile GmbH & Co. OHG (“OHG”).  For more information, please see “Item 8.A.7. Litigation.” If these potential claims are resolved in a way materially adverse to Qisda, Qisda’s results of operations and financial condition will be significantly impacted, which may in turn have a material adverse impact on our sales to Qisda and our equity interest in Qisda. For more information regarding our equity interest in Qisda, please see “Item 7.B. Related Party Transactions.” Should we lose Qisda as a major customer, or if our sales to Qisda decrease as a result of these potential claims, our results of operations and financial condition may in turn be materially and adversely affected.

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

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Specifically, since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (“US DOJ”), the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In addition, in December 2006, the Korea Fair Trade Commission visited our Korean subsidiary and in January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of their respective investigations into the TFT-LCD industry. We intend to continue to cooperate with these investigations.

We, certain of our subsidiaries, and certain of our respective officers and/or employees may be indicted in the United States for possible violation of the antitrust and/or competition laws. If we and certain of our subsidiaries are found to have violated antitrust and/or competition laws, we and our subsidiaries will likely have to pay a fine or penalty. It is also possible that certain of our executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines. We and our subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement. To our knowledge, other competitors that pled guilty and entered into plea bargain agreements with US DOJ have agreed to pay fines ranging from US$35 million to US$400 million.  While we do not know all the facts and circumstances that led each of the competitors to enter into these pleas, we are aware of the outcome of those plea bargain agreements which may or may not be the amounts which we and our subsidiaries may agree to pay and/or which US DOJ may agree to accept as part of any plea bargain and/or settlement.  The ultimate outcome of the US DOJ antitrust investigation cannot be predicted with certainty.  Any penalties, fines or settlements made in connection with this investigation and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Moreover, there are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United Stated District Court for the Northern District of California.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. We have retained counsels to handle the related matters. These civil lawsuits are still in the preliminary phase.  We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of these civil lawsuits on an on-going basis.  Any penalties, fines or settlements made in connection with these lawsuits may have a material adverse effect on our business, results of operation and future prospects.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to complete the installation of our second 7.5-generation fab and our first 8.5-generation fab as scheduled.

In the third quarter of 2006, we commenced construction of our first 8.5-generation fab that is designed to process substrates of 2,200 mm x 2,500 mm which can produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 52-inch panels or six 55-inch panels in wide format. We have completed equipment move-in and expect to begin commercial production by the end of second quarter of 2009.  We also commenced construction of our second 7.5-generation fab in the third quarter of 2006 and partially completed equipment move-in in the fourth quarter of 2008. We will evaluate the market conditions before deciding on a timeline for commercial production at our second 7.5 generation fab.  The successful completion of these fabs is dependent upon a number of factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel.  Although we believe that we have the internal capabilities and know-how to install and operate our first 8.5-generation fab, no assurances can be given that we will be successful in establishing our first 8.5-generation fab. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for our first 8.5-generation fab on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment of these fabs.  If we face unforeseen disruptions in the manufacturing processes with respect to our second 7.5-generation fab or our first 8.5-generation fab, we may not be able to realize the potential gains from the manufacturing of panels larger than 40-inches and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the expansion of our production capacity, including investments in 2009 in connection with the installation of our second 7.5-generation fab and first 8.5-generation fab. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our profitability may be adversely affected if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

Our ability to compete successfully in the TFT-LCD industry also depends on factors beyond our control, including industry and general economic conditions as well as currency fluctuations.

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

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the installation of our second 7.5-generation fab and our first 8.5-generation fab. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, we plan to amend our articles of incorporation  in the coming 2009 annual general shareholders meeting (“2009 AGM”) to include two new business items: (i) solar cell, modules and related system and service; and (ii) new green energy related system and services. We cannot assure you that any future plans to expand into the solar or green energy industries will be successful as we have little to no experience in these industries. Mergers, acquisitions or investments that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on our existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in recognizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company; and

•	potential write-offs of acquired assets.

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

Our success depends on the continued services of key senior management, including our Chairman, Chief Executive Officer and President. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For the foreseeable future, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided among serving as Chairman of our company, Chairman of Qisda and Chairman of BenQ Corporation. If Mr. Lee is not able to devote enough time to our company, our operations may be adversely affected.

In May 2007, Mr. Lee was indicted by the Taoyuan District Prosecutors’ Office for alleged insider trading of Qisda stock and other related charges. While we are not a party to these proceedings, adverse publicity surrounding this case could have an adverse impact on our company. If an adverse judgment is rendered against Mr. Lee, and he resigns or is otherwise no longer able to serve in his capacity as Chairman of our company, our operations may be materially and adversely affected.

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

Potential conflicts of interest with Qisda and its subsidiaries may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with Qisda and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly and indirectly 7.61% of our outstanding shares as of April 30, 2009 and is also one of our largest customers. Qisda and its subsidiaries accounted for 8.5%, 5.7% and 4.6% of our net sales in 2006, 2007 and 2008, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of April 30, 2009, two of our nine directors are representatives of Qisda, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman, and Mr. Hui Hsiung, our director, are also the Chairman and President of Qisda, respectively. Mr. Kuen-Yao (K.Y.) Lee, our Chairman also serves as Chairman of BenQ Corporation, the subsidiary of Qisda. As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

Our long-term loans and facilities contain financial and other covenants and the failure to comply with the covenants could trigger a requirement for early payment. The financial covenants include current ratios, indebtedness ratios, interest coverage ratios and minimum equity requirements. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. In addition, such covenants restrict our ability to raise future debt financing. If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

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

To meet our clients’ requirements, we are currently expanding our operations internationally, which may lead to operations across many countries. For example, we have established LCD module assembly operations in Europe and TV set assembly operations in China and Europe in order to provide more immediate services to our European and Chinese customers. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations.  However, there are inherent legal, financial and operational risks involved in having international operations, and we cannot assure you that we will be able to successfully develop and expand our international operations or that we will be able to overcome the significant obstacles and risks of expanding our overseas operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter these difficulties in connection with the adoption of new manufacturing process technologies. We cannot assure you that we will be able to install and ramp up our second 7.5-generation fab and first 8.5-generation fab without equipment delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver integrated circuits, cold cathode fluorescent lamps (“CCFL”), and polarizer and glass substrates, from a limited group of suppliers, both foreign and domestic. In the second half of 2007, we experienced constraints in the supply of glass substrates due to an industry-wide decline in supply and demand outgrowing supply significantly. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

Although approximately 59.2% of our raw materials and components was sourced locally in Taiwan in 2008, we depend on supplies of certain principal raw materials and components mainly from suppliers in Japan. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment and services from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our capacity expansion projects and new generation fabs. These foreign suppliers also provide assembly, testing and/or maintenance services for our purchased equipment.  From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner or at all, our expansion plan may be adversely affected.  We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, we may be unable to implement our expansion plans on schedule or in line with customer expectations and our business may suffer.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in 2004 for failure to update our air pollution emission permit.  We also incurred small fines in 2007 and 2008 for failure to meet certain effluent standards and air pollution control regulations.

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

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable timely release of new products. In addition, we expect to utilize other display technologies, such as low temperature poly-silicon (“LTPS”) technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to make investments in connection with the installation of our second 7.5-generation fab and our first 8.5-generation fab. However, we cannot assure you that we will be successful in completing our expansion plans or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel (“PDP”) and organic light emitting device (“OLED”) technologies. Currently, PDP technology is primarily used to produce panels larger than 50-inches for use in television, as compared to the TFT-LCD technology primarily used to produce panels less than 50-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD televisions with panel sizes as large as that of televisions using PDP technology continues to grow, competition between these two technologies is likely in the large-size television market. We also face competition in the large-size television market from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of performance-to-price ratio. If alternative display technologies gain a larger market share in the market for large-size television, our business prospects may be adversely affected.

Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with TFT-LCD technology, in small- to medium-size applications, such as mobile phones, digital still cameras and small-size televisions. Future development of OLED technology may also allow it to compete with TFT-LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive. In addition, there are other alternative flat panel technologies currently either in the research and development stage or in the initial commercial promotion stage, such as field emission display (“FED”), inorganic electroluminescent (“IEL”) and surface-conduction electron-emitter (“SED”) display technologies. If the various alternative flat panel technologies currently commercially available, or in the research and development stage are developed to have better performance-to-price ratios, or they begin mass production, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

Advancement and changes in alternative flat panel technologies are dependent on manufacturing economics and consumer demand.  In 2008, we restarted our research and development efforts in OLED technology to ensure that we remain competitive with other manufacturers that utilize OLED technology. However, even though we seek to remain competitive through research and development of flat panel technologies, we may invest in research and development in certain technologies that do not come to fruition.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have licensing arrangements with Fujitsu Limited, Sharp Corporation (“Sharp”), Samsung, Hitachi Displays Ltd. (“Hitachi”) and other companies for product and manufacturing process technologies related to the production of TFT-LCD panels. Our licensing arrangement with Semiconductor Energy Laboratory Co., Ltd. (“SEL”) expired at the end of 2008. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2008, approximately 43.6% of our net sales was derived from Taiwan-based customers. In addition, our module-assembly operations in the PRC, and the operations of many of our customers and suppliers in that area, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source TFT-LCD panels from other manufacturers. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

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

We operate module assembly facilities in the Suzhou Industrial Park located in Suzhou, Jiangsu Province, the PRC, through our subsidiary, AU Optronics (Suzhou) Corp., Ltd. The Suzhou Industrial Park is a special economic zone established by the PRC central government with others and is under the regulation of the Suzhou Industrial Park Administrative Committee (“SIPAC”). Under PRC laws and regulations, foreign investment projects require the approval of the relevant governmental authorities in the province or special economic zone in which the project is located and, in some circumstances, the approval of the relevant authorities of the PRC central government. In connection with the initial establishment and subsequent capital increases of our PRC subsidiary, we received approvals from SIPAC, which were filed by SIPAC with the State Planning Commission, the National Development and Reform Commission and the Ministry of Commerce of the central government of the PRC. We have been advised by SIPAC that such approvals and filings complete the approval process, which is consistent with the approval processes generally applicable to companies under the regulation of SIPAC, and that all necessary PRC governmental approvals in connection with the initial establishment and subsequent capital increases of our PRC subsidiary have been obtained.

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

In October 2006, we acquired a module-assembly facility in Songjiang district, Shanghai, the PRC as a result of our merger with QDI. We also established a second module-assembly facility in Xiamen, Fujian Province, the PRC which commenced operations in September 2007. We have received all the relevant government approvals for these facilities, but we cannot assure you that additional approvals will not be required and that such approvals, if required, will be obtained on time or at all.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the lower production costs in China and to establish a presence in the China market, we established a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. We also established a second module-assembly facility in Xiamen, Fujian Province, the PRC which commenced operations in September 2007 and through our merger with QDI, acquired a module-assembly facility in Songjiang district, Shanghai, the PRC. Module-assembly involves connecting components to the cell panel. We may further explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC but, subject to certain exceptions, do not permit investments in array and cell operations. We do not know when or if such ROC laws and regulations governing investment in the PRC will be amended, and we cannot assure you that any such amendments to those regulations will permit us to invest in operations involving array and cell processes in the PRC. Restrictions under ROC laws on our ability to make investments in array and cell processes in the PRC may materially and adversely affect our business prospects.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 43.6% of our net sales is derived from customers in Taiwan in 2008. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. The Central Bank of the Republic of China, which is the central bank of the ROC, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.520 on January 2, 1997 to US$1.00 = NT$32.55 on May 22, 2009, based on the noon buying rates published by the Federal Reserve Bank of New York.

Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation and interest rates in Taiwan, as well as general economic conditions in Taiwan. In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, in particular, the recent global financial crisis, which has resulted in a volatile property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities. In the past decade, the Taiwan Stock Exchange Index peaked at 12,495.34 in February 1990 and subsequently fell to a low of 2,560.47 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2008 to December 31, 2008, the Taiwan Stock Exchange Index peaked at 9,295.20 on May 19, 2008, and reached a low of 4,089.93 on November 20, 2008. Over the same period, daily closing values of our shares ranged from NT$18.30 per share to NT$62.70 per share. On April 30, 2009, the Taiwan Stock Exchange Index closed at 5,992.57, and the closing value of our shares was NT$34.25 per share.

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

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are mainly denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2008, approximately 99.1% of our net sales was denominated in U.S. dollars. During the same period, approximately 14.2%, 27.4% and 58.1% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2008, approximately 26.7%, 55.1% and 15.2% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our net sales is derived from sales to customers located outside of Taiwan. In 2006, 2007 and 2008, sales to our overseas customers accounted for 69.4%, 63.7% and 56.4%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been recent reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since all of our operations and substantially all of our customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the ROC Financial Supervisory Commission (the “FSC”), unless:

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

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the FSC, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously ADSs have been cancelled.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares, valued at par, under the ROC Company Law and our articles of incorporation. Since these shares are issued at par value, the issuance of these shares may have a dilutive effect on ADSs.  In 2006, 2007 and 2008, we issued 88.6 million shares, 57.4 million shares and 243.7 million shares  to our employees, respectively, for their services performed in 2005, 2006 and 2007, respectively.  These bonus shares, valued at par, amounted to NT$886.1 million, NT$573.5 million and NT$2,437.2 million in 2006, 2007 and 2008, respectively. We currently maintain two employee stock option plans, both of which we assumed as a result of the QDI merger, and pursuant to which our full-time employees of our consolidated domestic and foreign subsidiaries are eligible to receive stock option grants. As of December 31, 2008, 2,796,619 options, each exercisable for one of our shares, were outstanding. See “Item 6.B. Compensation.”

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of April 30, 2009, we had an aggregate of 8,505,719,634 shares issued and outstanding, most of which were freely tradable. If we, our executive officers, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or major shareholders could cause the market price of our ADSs to decline.

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

On October 1, 2006, we completed our merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels.  Under the terms of the merger agreement dated April 7, 2006, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock issuing a total of 1,479,110,029 shares.  As of the effective date of the merger, we became the surviving entity and assumed substantially all of the assets, liabilities and personnel of QDI.  The merger received shareholder approval of our company and QDI on June 15, 2006, as well as approval from the FSC, on August 15, 2006.

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

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B. Business Overview

Introduction

We design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are used in computer products (such as notebook computers and desktop monitors) and consumer electronics products (such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players), LCD televisions and industrial displays.

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

We currently manufacture TFT-LCD at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab, and we now operate four fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. We are also the first TFT-LCD manufacturer in Taiwan to operate a 8.5-generation fab.  New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fab is designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. We also acquired one fifth-generation fabs through our merger with QDI.  We operate one sixth-generation fab that commenced commercial production in March 2005 and acquired a second sixth-generation fab through our merger with QDI.  Our first 7.5-generation fab commenced commercial production in September 2006. We have completed equipment move-in at our 8.5-generation fab and expect to begin commercial production by the end of second quarter of 2009. We partially completed the machinery move-in at our second 7.5-generation fab in the fourth quarter of 2008. We will evaluate the market conditions before deciding on a timeline for commercial production at our second 7.5-generation fab. Our existing operations are located at five principal manufacturing sites in Taiwan, one module assembly site in Europe and three module-assembly sites in the PRC.

We group our business into three marketing channels: Information Technology Displays, Consumer Products Displays and Television Displays. The Information Technology Displays Business Group covers applications such as desktop and notebook computers. The Consumer Products Displays Business Group covers applications such as audio-video displays and mobile device displays. The Television Displays Business Group covers applications such as LCD television. We believe this structure allows us to better serve the needs of customers in these three markets.

Principal Products

We design, develop, manufacture, assemble and market a wide range of TFT-LCD panels for the following principal product categories:

•	Computer products, which typically utilize display panels ranging from 8.9 inches to larger than 24 inches, primarily for use in notebook computers and desktop monitors.

•
Consumer electronics products, which typically utilize display panels ranging from 1.2 inches to 10.4 inches or above for use in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays.

•	LCD television, which typically utilizes display panels with panel size of 19 inches to 65 inches. We commenced the production of display panels for LCD television in the fourth quarter of 2002.

•
Industrial display, which typically utilizes display panels with panel size of 5.7 inches to 65 inches primarily for use in automatic teller machines, point of sale systems, kiosks, industrial PCs, marine and aviation electronics, game machines, medical equipment, factory automation systems, e-Signage and public information displays.

In order to create synergy by leveraging our wider technology platforms currently employed by our Consumer Products Display Business Group and Television Displays Business Group, beginning in April, 2009, we have regrouped the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on different panel size and applications.

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

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(Panels in thousands)
Panels for Computer Products
Panels for notebook computers	14,149.1	27,478.9	32,881.6
Panels for desktop monitors	23,167.4	30,715.0	28,492.0
Total panels for computer products	37,316.5	58,193.9	61,373.6
Panels for Consumer Electronics Products	79,451.0	144,087.2	184,311.5
Panels for LCD Television	9,361.4	18,875.9	18,754.1
Panels for Industrial Display	1,806.6	2,813.3	3,244.0
Total	127,935.5	223,970.3	267,683.2

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	46,896.8	89,030.3	81,100.6	2,475.6
Panels for desktop monitors	100,575.8	133,278.3	93,096.9	2,841.8
Total panels for computer products	147,472.6	222,308.6	174,197.5	5,317.4
Panels for Consumer Electronics Products	31,290.6	43,023.2	42,598.8	1,300.3
Panels for LCD Television	104,794.2	200,572.9	188,161.5	5,743.6
Panels for Industrial Display	7,861.8	11,988.4	13,664.9	417.1
Other(1)	1,687.6	2,290.5	5,305.5	162.0
Total	293,106.8	480,183.6	423,928.2	12,940.4

(1)	Includes revenues generated from sales of raw materials and components and other TFT-LCD panel products, and from service charges.

Computer Products

Panels for Notebook Computers. In 2006, 2007 and 2008, sales of panels for notebook computers accounted for 16.0%,18.5% and 19.1%, respectively, of our net sales. The increase in notebook computer panels sales as a percentage of our total net sales resulted primarily from the overall growth of the notebook computers market.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. Our product mix for notebook computers primarily includes 8.9- to 17-inch panels. The most commonly produced panel sizes for notebook computers have been 14.1, 15.4 and 15.6 inches. We expect that 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 will become the most commonly produced sizes for notebook computers, with demand for 17-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

In 2008, unit sales of our panels for notebook computers were approximately 32.9 million. In 2008, our net sales accounted for by panels for notebook computers was approximately NT$81.1 billion.

Panels for Desktop Monitors. In 2006, 2007 and 2008, sales of panels for desktop monitors accounted for 34.3%, 27.8% and 22.0%, respectively, of our net sales.  Sales of panels for desktop monitors as a percentage of our net sales has decreased because of a change in our product mix, particularly the increase in sales of LCD television panel. We expect that our unit shipment of desktop monitor panels will grow in 2009, primarily as a result of our capacity expansion and demand growth for desktop monitors with an aspect ratio of 16:9 due to the continued trend toward the bundling of TFT-LCD monitors with new computers, the substitution effect of purchasers replacing TFT-LCD monitors with an aspect ratio of 16:10 and upgrading to larger-sized TFT-LCD monitors.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2008, 17-inch, 19-inch and 20.1-inch panels were most commonly produced for desktop monitors. In 2008, unit sales of our panels for desktop monitors was approximately 28.5 million, and our net sales accounted for by panels for desktop monitors was approximately NT$93.1 billion.

Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays. In 2006, 2007 and 2008, sales of panels for consumer electronics accounted for 10.7%, 9.0% and 10.0%, respectively, of our net sales. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 27.9% to 184,311.5 thousand panels in 2008 from 144,087.2 thousand panels in 2007 primarily as a result of the growing market for mobile phones and digital still cameras.

LCD Television

Our panels for LCD television consist of panels with a panel size of 19 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD television panels consists of 19-inch to 65-inch panels. In 2006, 2007 and 2008, sales of LCD television panels accounted for 35.8%, 41.8% and 44.4%, respectively, of our net sales. In 2008, approximately 70% LCD television panels we produced were 30 inches and above. We expect that unit shipments of LCD television panels will grow in 2009, primarily as a result of expected demand growth for LCD televisions. Unit sales of our LCD television panels decreased to 18,754.1 thousand panels in 2008 from 18,875.9 thousand panels in 2007, primarily as a result of the global economic downturn in the fourth quarter of 2008 and its impact on end demand and certain major customers shifting their orders to in-house LCD fabs.

Industrial Display

Our panels for industrial display are used in products such as automatic teller machines, point of sale systems, kiosks, industrial PCs, marine and aviation electronics, game machines, medical equipment, factory automation systems, e-Signage and public information displays.  In 2006, 2007 and 2008, sales of panels for industrial display accounted for 2.7%, 2.5% and 3.2%, respectively, of our net sales.  Unit sales of our panels for industrial display increased 15.3% to 3,244.0 thousand panels in 2008 from 2,813.3 thousand panels in 2007, primarily as a result of growing market demand.

In order to create synergy by leveraging our wider technology platforms currently employed by our Consumer Products Displays Business Group and Television Displays Business Group, beginning in April, 2009, we have regrouped the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on different panel size and applications.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers and brand companies.  These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. In addition, we seek to strengthen our strategic relationship with Qisda, a TFT-LCD system integrator and a shareholder of our company, to better service the needs of brand customers and to provide them with superior solutions in capturing emerging trends of TFT-LCD applications in consumer markets.  By enhancing our strategic relationship with Qisda, we hope to improve our competitiveness vis-a-vis other TFT-LCD manufacturers and secure potential business opportunities at an early stage.  On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda through a private offering, bringing our total equity interest in Qisda to 9.54%.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	89,841	30.7%	174,273	36.3%	184,895	43.6%
Japan	18,170	6.2%	36,698	7.6%	11,835	2.8%
Asia(1)	136,293	46.5%	192,878	40.2%	160,744	37.9%
Europe	30,106	10.3%	43,372	9.0%	36,450	8.6%
United States	13,853	4.7%	26,468	5.5%	26,071	6.2%
Others	4,844	1.6%	6,495	1.4%	3,933	0.9%
Total	293,107	100.0%	480,184	100.0%	423,928	100.0%

(1)	Excludes Japan and Taiwan.

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

We sell most of our panels for digital still cameras and camcorders to brand companies based in Japan, Europe and the United States. We sell our panels for automobile display primarily to component manufacturers for automotive audio and video products based in the United States, Japan and Europe. We sell our panels for portable DVD players primarily to original equipment manufacturing service providers and component manufacturers, most of which are located in Taiwan, the PRC and other Asian countries.

We sell a significant portion of our panels for mobile device products to mobile phone brand companies such as Nokia and Motorola, and original equipment manufacturing service providers in the United States, Europe, Japan, Korea and the PRC.

As the end-use market continues to grow for LCD television products, we sell an increasing amount of LCD television products primarily to brand companies based in Japan, Korea, Europe and the PRC.  Orders placed by such brand customers have accounted for an increasing portion of our net sales in recent years. In addition, average price per panel for LCD television products is higher than notebook and desktop monitors.

A significant portion of our net sales is attributable to a small number of our customers. In 2006, 2007 and 2008, our five largest customers accounted for 34.5%, 32.1% and 39.4%, respectively, of our net sales.  In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. For example, Samsung accounted for 11.2%, 12.7% and 14.8% of our net sales in 2006, 2007 and 2008, respectively. Qisda and its subsidiaries accounted for 8.5%, 5.7% and 4.6% of our net sales in 2006, 2007 and 2008, respectively. Sales to Qisda as a percentage of our net sales have decreased over the past three years due in part to the increase in our overall net sales from 2006 to 2007 and the proportionate increase of our sales of panels for LCD televisions from 2007 to 2008 relative to our sales of panels for desktop monitors, which constitutes the majority of our sales to Qisda.  Since Qisda also provides original equipment manufacturing services for its brand company customers, panels shipped to Qisda include both panels ordered for its own account as well as panels ordered by or on behalf of its brand company customers.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four to six months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2008, our reserve for warranties totaled NT$1,915.0 million (US$58.5 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2006, 2007 and 2008, was 62 days, 51 days and 43 days, respectively. We have experienced a significant decrease in the number of collection days extended for sales to our customers primarily due to our enhanced collection procedures and a strengthening of our receivables management system which allowed for lower fluctuations in receivables as compared to sales. In general, we extend longer credit terms to our LCD television customers and our large customers compared to customers of our other products and our smaller customers.  We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors.  We have not experienced any material problems relating to customer payments.

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

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, PRC in July 2002, as part of our efforts to reduce labor costs and the majority of the module-

assembly work is conducted in Suzhou. In October 2006, we acquired a module-assembly facility in Songjiang, PRC as a result of our merger with QDI. We commenced commercial production at our module-assembly facility in Xiamen, PRC in September 2007. We also commenced commercial production at our new module and TV set assembly facility in the Czech Republic in April 2008.

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

In 2001, we experienced a shortage of glass substrates due to the closure of the production facility of one of our two major suppliers of glass substrates. There was a shortage in the supply of color filters and glass substrates beginning in the second half of 2003 which continued into 2004. We also experienced a shortage of glass substrates in the second half of 2007. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely effect our gross margins.

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver Integrated Circuits
Asahi Glass	Chisso Corporation	Cando Corporation(1)	Daxon Technology(3)	Coretronic	Nippon Electric Company
Corning Taiwan	DIC Corporation	Dai Nippon Printing	Nitto Denko	Darwin Precisions(5)	Novatek
Nippon Electric Glass	Merck	Toppan CFI(2)	Sumika	Forhouse(7)	Orise
				Radiant Opto-Electronics	Raydium Semiconductor(4)
Taiwan Nano Electro-Optical(6)

(1)	Cando Corporation has been our investee since November 2003. See “Item 7.B. Related Party Transactions.”

(2)	Toppan CFI (Taiwan) Co. Ltd (“Toppan CFI”) has been our consolidated subsidiary since March 2007.

(3)	Daxon Technology is a subsidiary of one of our major shareholders, Qisda. See “Item 7.B. Related Party Transactions.”

(4)	We reduced our indirect ownership in Raydium Semiconductor Corporation to less than 50% in January 2006. As a result, Raydium Semiconductor is no longer a consolidated subsidiary.

(5)	Darwin Precisions (Xiamen) Corp. and Darwin Precisions (Suzhou) Corp. are our consolidated subsidiaries and also our backlight units suppliers.

(6)	Taiwan Nano Electro-Optical is our investee.

(7)	Forhouse is our investee.

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

Equipment and Suppliers

We depend on a number of equipment manufacturers that make and sell the equipment that we use in our manufacturing processes. Our manufacturing processes depend on the quality and technological capacity of our equipment. We purchase equipment that is customized to our specific requirements for our manufacturing processes. The principal types of equipment we use to manufacture TFT-LCD panels include chemical vapor deposition equipment, sputters, steppers, developers and coaters.

We made significant purchases of equipment in 2007 and 2008, however, we expect to reduce the level of equipment purchases in 2009 as a result of the general economic downturn and decrease in market demand for our products. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. Our principal competitors are:

•	LG Display Co., Ltd. (“LG Display”) and Samsung, in Korea;

•	Chi Mei Optoelectronics, Chunghwa Picture Tubes, Hannstar Display, Innolux Display, Toppoly Optoelectronics, Wintek Corporation, Giantplus Technology and Prime View International Co., Ltd. in Taiwan;

•	Sharp, Toshiba Matsushita Display Technology, IPS Alpha Technology, Ltd. and Tottori Sanyo in Japan; and

•
Shanghai SVA NEC Liquid Crystal Display Co., Ltd., BOE Technology Group Co., Ltd., IVO Corporation, Century Corporation Co., Ltd. China, Shanghai Tianma Micro Electronics Co., Ltd., and Shenzhen Tianma Micro Electronics Co., Ltd. in the PRC.

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

Insurance

We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2008, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$62.6 billion for all of our inventories and NT$544.9 billion for our equipment and facilities. In addition, as of December 31, 2008, we had insurance coverage for business interruptions in the aggregate amount of NT$37.9 billion.

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

We incurred small fines in 2004 for failure to update our air pollution emission permit.  We also incurred small fines in 2007 and 2008 for failure to meet certain effluent standards and air pollution control regulations.  Following each of the infractions described above, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of April 30, 2009.

The following table sets forth summary information for our subsidiaries as of April 30, 2009.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
(in millions)
AU Optronics (L) Corp.	Holding company	Malaysia	US$543.1	100%

AU Optronics Corporation America	Sales support in the United States	United States	US$1.0	100%(1)

AU Optronics Corporation Japan	Sales support in Japan	Japan	JPY40.0	100%(1)

AU Optronics Europe B.V.	Sales support in Europe	Netherlands	EUR0.05	100%(1)

AU Optronics Korea Ltd.	Sales support in South Korea	South Korea	KRW173.1	100%(1)

AU Optronics (Shanghai) Corp.	Sales support in the PRC	PRC	RMB21.8	100%(1)

AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,361.8	100%(1)

AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,967.3	100%(1)

AU Optronics Singapore Pte. Ltd.	Sales support in South Asia	Singapore	SGD0.1	100%(1)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			(in millions)
AU Optronics (Czech) s.r.o.	Repair center in Czech Republic and assembly of TFT-LCD modules and TV set	Czech Republic	CZK300.0	100%(1)

Tech-Well (Shanghai) Display Co.	Assembly of TFT-LCD modules in the PRC	PRC	RMB867.0	100%(1)

AU Optronics (Slovakia) s.r.o.	Assembly of TFT-LCD modules in Slovakia and manufacturing and sale of related parts(7)	Slovakia	EUR15.0	100%

BriView Electronics Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB41.0	100%

Darwin Precisions (L) Corp.	Holding company	Malaysia	US$85.0	73.53%(1)

Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	HK$153.9	73.53%(2)

Darwin Precisions (Suzhou) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	RMB120.7	73.53%(3)

Darwin Precisions (Xiamen) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	RMB369.3	73.53%(3)

Konly Venture Corp.	Venture capital investment	ROC	NT$2,000.0	100%

Ronly Venture Corp. (4)	Venture capital investment	ROC	NT$1,500.0	100%

Lextar Electronics Corp.	Manufacturing and sale of LED products	ROC	NT$2,000.0	76.98%

Darwin Precisions Corp.	Manufacturing and sale of backlight modules	ROC	NT$1,320.0	66.7%(5)

Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	NT$15,363.0	49%(6)

BriView Technology Corp.	Manufacturing and sale of liquid crystal products and related parts	ROC	NT$100.0	60%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 73.53% ownership of Darwin Precisions (L) Corp.

(3)	Indirectly, through our 73.53% ownership of Darwin Precisions (Hong Kong) Limited.

(4)	Formerly Quanta Display Technology Investment Ltd.

(5)	45.45% held directly by us and 18.94% and 2.31% held indirectly through Konly Venture Corp. and Ronly Venture Corp., respectively.

(6)	We consolidated Toppan CFI (Taiwan) Co., Ltd. in accordance with FIN 46R starting from fiscal year 2007. See note 26 to our consolidated financial statements.

(7)	Activities are still in the planning stage.

In April and August 2008, we established Lextar Electronics Corp. (“Lextar”) and Darwin Precisions Corp. (“DPT”), respectively. Lextar is mainly engaged in the manufacture and sale of light-emitting diode (LED) products and DPT is mainly engaged in the manufacture and sale of backlight modules. In October 2008, we established a 60% owned subsidiary, BriView Technology to manufacture and sell liquid crystal products and related parts. In December 2008, QDI International Limited completed the liquidation process and transferred its 74.07% shareholdings in Tech-Well (Shanghai) Display Co. to AU Optronics (L) Corp. (“AUL”). In May 2008, QDI Development Limited also completed the liquidation process. In addition, in December 2008, AUL made additional investment in Darwin Precisions (L) Corp. and increased its ownership interest from 50.00% to 73.53%.

In January 2009, we established our wholly-owned subsidiary, AU Optronics (Slovakia) s.r.o. in Slovakia, which is mainly engaged in the assembly of TFT-LCD modules and manufacture and sale of related parts. In February 2009, we established our wholly-owned subsidiary, BriView Electronics Corp. in the PRC, which is mainly engaged in the manufacture and sale of liquid crystal products and related parts.

4.D. Property, Plants and Equipment

We have five principal manufacturing sites in Taiwan, one module assembly site in Europe and three module-assembly sites in the PRC .

Principal Facilities

The following table sets forth certain information relating to our principal facilities as of April 30, 2009. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government.  The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located is leased from the PRC government.

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)

No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	162,895	610x720/LTPS 20,000(1)	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	600x720/60,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)

No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC*	162,826	620x750/a-Si 30,000(1) 1,100x1,300/70,000(2)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	680x880/60,000(3) 1,100x1,250/50,000(2) 1,100x1,300/70,000(2)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC*	867,955	1,500x1,850/120,000(4)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	1,500x1,850/120,000(4) 1,100x1,300/120,000(2) 1,950x2,250/75,000(5) 1,950x2,250 (5) 2,200x2,500/10,000(6)	March 2005 August 2005 September 2006 Pending, subject to market condition Planned in June 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, China	413,035	N/A	July 2002	Module and component assembly	• Building is owned • Land is leased (expires in 2051)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, China*	83,508	N/A	October 2004	Module and component assembly	• Building is owned • Land is leased (expires in 2052)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month)

No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, China	289,662	N/A	September 2007	Module and component assembly	• Building is owned • Land is leased (expires in 2056)

Turanka 856/98b, Slatina, 627 00, Brno, Czech Republic	12,288	N/A	April 2008	Module and TV set assembly; TFT-LCD related products repair service	• Building is leased (expires in December 2013) • Land is leased (expires in December 2013)

*	Facilities acquired through our merger with QDI.

(1)	3.5-generation fab.

(2)	Fifth-generation fab.

(3)	Fourth-generation fab.

(4)	Sixth-generation fab.

(5)	7.5-generation fab.

(6)	Eighth-generation fab.

Expansion Projects

Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

7.5-Generation Fab. We established our first 7.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 40-inches. Our first 7.5-generation fab is capable of processing substrates with dimensions of 1,950 x 2,250 millimeters. Our 7.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 47-inch panels or three 52-inch panels in wide format. We commenced commercial production at our first 7.5-generation fab in September 2006. As of April 30, 2009, our first 7.5-generation fab had an input capacity of approximately 75,000 substrates per month. We also commenced construction of a second 7.5-generation fab in the third quarter of 2006 and have partially completed machinery move-in. We will evaluate the market conditions before deciding on a timeline for commercial production.

8.5-Generation Fab. We are in the process of establishing an 8.5-generation fab in order to target the HDTV market and produce LCD TVs that are larger than 50 inches. Our 8.5-generation fab is capable of processing substrates with dimensions of 2,200 x 2,500 millimeters. Our 8.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 55-inch panels, or three 65-inch panels in wide format.  We commenced construction of our first 8.5-generation fab in the third quarter of 2006. We have completed the machinery move-in and expect to begin commercial production by the end of second quarter of 2009.

We estimate our capital expenditures to be approximately between NT$50.0 billion to NT$60.0 billion for 2009, primarily for the installation and ramp-up of our second 7.5-generation fab and our first 8.5-generation fab.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices.  For example, average selling prices of our large-size panels decreased in the first three quarters of 2006 by 25.8% from the fourth quarter of 2005, but increased by 3.9% in fourth quarter of 2006.  Average selling prices of our large-size panels decreased 10.9% in the first quarter of 2007 from the fourth quarter of 2006 and then increased in the last three quarters of 2007 by 31.1% from the first quarter of 2007. Average selling prices of our large-size panels decreased throughout 2008 by 46.6% from the fourth quarter of 2007. On a year-on-year basis, average selling prices decreased 13.6% in 2008 compared to 2007 and increased 1.2% in 2007 compared to 2006.  We expect average selling prices of large-size panels will continue to decrease in 2009.

Our revenues depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels decreased by 13.7% in 2006, increased by 1.2% in 2007 and decreased by 13.6% in 2008.  Our gross margin decreased from 17.9% in 2007 to 13.1% in 2008 as a result of a 13.6% decrease in average selling prices. Average selling prices decreased in the first three quarters of 2006 as a result of oversupply and excess inventory due to lower than expected demand for LCD television purchases from viewers of the 2006 World Cup, and slightly recovered in the fourth quarter of 2006 due to a seasonal increase in demand. Average selling prices of our large-size panels increased in the last three quarters of 2007 because of the low level of inventory in the market as well as increases in demand. Average selling price of our large-size panels decreased significantly in the second half of 2008 as a result of the global economic downturn which caused a significant decrease in end demand.

To meet a potential future increase in demand, many TFT-LCD manufacturers, including our company, may expand capacities. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decrease as the cost of manufacturing TFT-LCD panels declines.

Production Capacity

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2008, we had an annual capacity to produce approximately 17.4 million square meters of glass area of TFT-LCD panels.

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

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger size panels command higher prices, but also have higher manufacturing costs. In 2008, an decrease in demand for consumer electronics products using larger panels such as portable DVD players, digital photo frames, and low cost PCs caused a shift in product mix to more medium-sized panels being produced. The continuing demands for notebook computers and the continuing trends towards desktop monitors as a result of the popularity of wide screen monitors and upgrading to large size LCD panels led us to shift our product mix to include primarily 8.9- to 17-inch panels for notebook computers and 17-, 19- and 20.1-inch panels for desktop monitors. Net sales of panels for computer products represented 50.3%, 46.3% and 41.1% of our net sales in 2006, 2007 and 2008, respectively. This declining trend was due primarily to the increase in sales of LCD television panels as a proportion of our net sales.  Moreover, a strong demand for LCD television panels contributed to increased production of LCD television panels with sizes mainly ranging from 19- to 65-inch. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

The movements of the allowance for sales returns and discounts are as follows:

	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	414,086	833,524	1,255,033	38,310
Provision charged to revenue	2,322,856	4,165,379	2,793,933	85,285
Allowance assumed from the merger with QDI	98,190	—	—	—
Write-off	(2,001,608)	(3,743,870)	(2,903,831)	(88,640)
Balance at end of year	833,524	1,255,033	1,145,135	34,955

The provision made in 2008 decreased as compared with 2007 primarily due to the decreases in sales in 2008. The provision made in 2007 increased significantly as compared with 2006 primarily due to the increases in sales in 2007.

Long-Lived Assets and Intangible Assets

Under ROC and US GAAP, we review our long-lived assets and identifiable intangible assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable. Furthermore, we review our assets held for sale for impairment when it is possible that the expected selling price less cost of these assets may be lower than the carrying amount. Judgments about the fair value of assets held for sale are generally based upon market assumptions about value of similar assets.

Under ROC GAAP, we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. Under US GAAP, we assess recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for sale. In 2006, 2007 and 2008, under ROC GAAP we recognized impairment losses on long-lived assets of NT$6.2 million, NT$547.2 million and NT$610.1 million (US$18.6 million), respectively, classified under non-operating expenses and losses.  In 2006, 2007 and 2008, under ROC GAAP, we recognized depreciation expense on idle assets of NT$224.7 million, NT$811.4 million and NT$654.6 million (US$20.0 million), respectively, classified under non-operating expenses and losses. Under US GAAP, the impairment losses on long-lived assets were not materially different from the amounts recognized under ROC GAAP. We classify impairment losses on long-lived assets and assets held for sale within operating expenses.

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

We assess the impairment of acquired intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If our management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.  In 2006, 2007 and 2008, we did not recognize any impairment loss for intangible assets.

Business Combinations and Goodwill

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

Under ROC GAAP, effective January 1, 2006 and in accordance with the amended ROC SFAS No. 25 “Business Combinations,” goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. We determined that we have one cash-generating unit for purposes of testing goodwill for impairment. The recoverable amount of the cash-generating unit calculated using a cash flow projection of eight years was compared to the carrying value of the cash-generating unit. If the recoverable amount of the cash-generating unit is lower than the carrying amount of the cash-generating unit, an impairment loss is recognized. We test goodwill for impairment annually on June 30, and when a triggering event occurs between annual impairment tests.

Under US GAAP, we determined that we have one reporting unit for purposes of testing goodwill for impairment, which is the enterprise as a whole. We compare the carrying amount of our consolidated total stockholders’ equity determined on a US GAAP basis to the estimated fair value of our enterprise to determine if goodwill is potentially impaired. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. An impairment loss will be recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with US SFAS No. 141 “Business Combinations.” The residual amount after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined based on our market capitalization, adjusted to include an appropriate amount of control premium, as of the assessment date.

During the fourth quarter of 2008, the global economic downturn and financial crisis negatively affected the quoted market price of our shares on the Taiwan Stock Exchange. On December 31, 2008, the quoted market price of our shares was NT$24.70 per share, resulting in our market capitalization being lower than the carrying amount of our consolidated total stockholders’ equity per share under US GAAP basis of NT$34.49 per share. We believe our stock price in the fourth quarter of 2008 was adversely impacted by general market conditions and that our market capitalization was not representative of the fair value of our enterprise as a whole at December 31, 2008. We adjusted our market capitalization to include an appropriate control premium to derive at the estimated fair value of our enterprise. We believe the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in our company as a result of the ability to take advantage of synergies and other benefits.

The application of goodwill impairment test requires significant judgments. In determining the appropriate control premium, we referred to recent and comparable merger and acquisition transactions in our industry. We engaged an independent external service provider to assist us in performing the control premium analysis. In addition, to validate our adjusted market capitalization results and corroborate our control premium estimate, we performed a discounted cash flow analysis to also come up with an estimate of the fair value of our enterprise. The discounted cash flow analysis is based on forward-looking projections that incorporate current trends and market expectations. The results of discounted cash flow analysis provided sufficient corroborating evidence that our estimate of the fair value of our enterprise based on our adjusted market capitalization was reasonable.

Based on our assessment, we believe our estimate of fair value exceeded the carrying amount of our reporting unit. We therefore concluded that goodwill was not impaired at December 31, 2008. We will continue to monitor events in future periods to determine if additional testing should be performed.

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

The movements of the allowance for uncollectible accounts are as follows:

	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	91,422	474,025	317,183	9,682
Provision charged to expense (reversed to income)	278,216	(71,435)	(187,011)	(5,709)
Allowance assumed from the merger with QDI	149,866	—	—	—
Write-off	(45,479)	(85,407)	(30,839)	(941)
Balance at end of year	474,025	317,183	99,333	3,032

The allowance made in 2006 increased significantly due to our assumption of QDI’s allowance for doubtful accounts.  The decreases in allowance in 2007 was primarily due to our enhanced collection procedures and a strengthening of our receivables management system. The allowance we established for doubtful accounts in 2008 decreased significantly as compared to 2007 primarily due to decreases in net sales and account receivables, which resulted in significant amount of bad debt allowance reversal in 2008.

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

As of December 31, 2006, 2007 and 2008, the provision for inventory obsolescence and devaluation was NT$4,263.3 million, NT$3,771.7 million and NT$8,413.9 million (US$256.8 million), respectively, which were classified in cost of goods sold in the statements of income. The provision made in 2008 increased significantly due to substantial decrease in average selling prices in the fourth quarter of 2008. For the years ended December 31, 2006, 2007 and 2008, we have not made any significant changes to our policy for determining the provisions for excess and obsolete inventory.

Equity-Method Investments and Other than Temporary Impairment

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

In 2004, we purchased 126,600,000 shares of Qisda, and, as of December 31, 2007, held a 5.19% equity interest in Qisda. On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda, bringing our total equity interest to 9.58%.  As our chairman is also the chairman of Qisda and one of our directors is also an executive officer of Qisda, and we have other commercial relationships with Qisda, we are deemed to have the ability to exercise significant influence over Qisda. As such, we account for our investment in Qisda under the equity method of accounting. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is amortized based on the nature of their source.  If the source cannot be identified, such difference was amortized over five years using the straight-line method prior to January 1, 2006.  Effective January 1, 2006, the difference is no longer amortized.

Under ROC GAAP and in accordance with ROC SFAS No. 35 “Impairment of Assets,” we consider an equity-method investment to be impaired if there is objective evidence of impairment as a result of one or more events at the balance sheet date indicating that the recoverable amount of the investment is below its carrying amount. We assess impairment at the individual security level. The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment. The impairment loss is recorded in profit or loss. If the recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain in profit or loss.

Under US GAAP, we consider an equity-method investment to be impaired if such impairment is other than temporary. The amount of the impairment loss is calculated by reference to the excess of the carrying value of the equity-method investment over its fair value. In determining whether a decline in value is other than temporary, we consider primarily the duration and severity of the decline in value, the financial condition of the investee, the extent of recovery in market value subsequent to the reporting date, and reports of external market analysts for the investee and/or the industry that the investee operates in. Unlike ROC GAAP, an impairment loss recognized cannot be reversed subsequently.

For the year ended December 31, 2008, we evaluated our investment in Qisda and determined that our investment had been in a continuous unrealized loss position due primarily to the significant decline in the investee’s stock price. Considering primarily the length of time and the extent of the decline, we determined that the impairment was other than temporary and therefore recognized an impairment of NT$1,928.7 (US$58.9) million for US GAAP purposes. No impairment loss was recorded for ROC GAAP purposes because we believe the carrying amount of our investment in Qisda is supported by the expected discounted cash flows from the investment.

Income Taxes

We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2008, our valuation allowances on deferred tax assets was NT$17,798.4 million (US$543.3 million) under ROC GAAP.  In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net operating losses and investment tax credits, net of the existing valuation allowance as of December 31, 2008.

We used estimated future taxable income for the next five years to determine the realizability of our deferred tax assets and the resulting requirement for valuation allowance.  We believe that, as of December 31, 2008, the estimated future taxable income beyond the five-year period cannot be objectively and reliably determined given the cyclical nature of the TFT-LCD industry.  In addition, the five-year period is considered to be consistent with the statutory period that the tax credit and loss carryforwards can be utilized under ROC Tax Law. Effective January 21, 2009, the statutory period during which loss carryforwards can be utilized has been extended to 10 years.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforwards or reversal periods are reduced.

Legal Contingencies

From time to time, we are involved in disputes that arise in the ordinary course of business, and we do not expect this to change in the future. We are currently involved in legal proceedings discussed in “Item 8.A.7. Litigation.”

When the likelihood of the incurrence of loss related to our legal proceedings is probable and our management can reasonably estimate such loss, we provide for estimates of external legal fees and any probably losses through charges to our consolidated statement of income. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events.

Results of Operations

The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	89.8	82.1	86.9
Gross profit	10.2	17.9	13.1

	Year Ended December 31,
	2006	2007	2008
	%	%	%
Operating expenses	5.3	4.7	5.9
Selling	2.3	2.4	2.7
General and administrative	1.4	1.1	1.9
Research and development	1.6	1.2	1.3
Operating income	4.9	13.2	7.2
Net non-operating loss	(1.4)	(1.0)	(1.0)
Income before income tax	3.5	12.2	6.2
Income tax expenses	0.4	0.4	1.1
Net income	3.1	11.8	5.1

Our gross, operating and net margins have increased from 2006 to 2007. In 2006, oversupply in the TFT-LCD industry and a shift in our product mix to LCD television products contributed to a decrease in our profitability. In 2007, a strong demand in the TFT-LCD industry contributed to an increase in our unit sales, and an improvement on our product mix allowed us to lower our production cost.  As a result, we were able to achieve higher profitability in 2007. Our gross, operating and net margins have decreased from 2007 to 2008, primarily as a result of global economic downturn, which caused a significant decrease in end demand.

For the Years Ended December 31, 2008 and 2007

Net Sales

Net sales decreased 11.7% to NT$423,928.2 million (US$12,940.4 million) in 2008 from NT$480,183.6 million in 2007 due to a 14.9% decrease in net sales of large-size panels which was partially offset by a 17.2% increase in net sales of small- and medium-size panels. Net sales of large-size panels decreased 14.9% to NT$372,689.7 million (US$11,376.4 million) in 2008 from NT$437,970.3 million in 2007. This decrease was primarily due to a decrease in average selling prices and in unit sales. The average selling price per panel of our large-size panels decreased 13.6% to NT$4,678.0 (US$142.8) in 2008 from NT$5,413.8 in 2007, primarily as a result of a falling trend in average selling prices exacerbated by adverse economic conditions. Large-size panels sold decreased 1.5% to 79.7 million panels in 2008 from 80.9 million panels in 2007.  The decrease in unit sales of large-size panels was due to a decrease in demand.

Net sales of small- to medium-size panels increased 17.2% to NT$46,784.1 million (US$1,428.1 million) in 2008 from NT$39,922.9 million in 2007.  The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales, partially offset by a decrease in average selling prices. Unit sales of our small- to medium-size panels increased 31.4% to 188.1 million panels in 2008 from 143.1 million panels in 2007.  The average selling price per panel of our small- to medium-size panels decreased 10.9% to NT$248.8 (US$7.6) in 2008 from NT$279.0 in 2007, primarily as a result of a falling trend in average selling prices of the end products utilizing aging technology.  The increase in unit sales of small- to medium-size panels was primarily due to an increase in the sales of panels for mobile phones.

Cost of Goods Sold

Cost of goods sold decreased 6.4% to NT$368,600.3 million (US$11,251.5 million) in 2008 from NT$394,005.4 million in 2007.  This decrease was primarily a result of a decrease in our requirements for raw materials and components.

Raw material and component costs decreased 7.7% in 2008 as compared to 2007 primarily as a result of a decrease in unit sales of our large-size panels. Overhead expenses, including depreciation and amortization expenses, decreased 2.7% in 2008 as compared to 2007, primarily due to the completion of depreciation of our 3.5-generation fab in 2007.  Direct labor costs decreased 19.9% in 2008 as compared to 2007, primarily as a result of a decrease in overtime expenses caused by the decrease in sales.

As a percentage of net sales, cost of goods sold increased to 86.9% in 2008 from 82.1% in 2007.  This increase was primarily the result of greater decrease in average selling prices per panel than the decrease in cost of goods sold per panel.

Gross Profit

Gross profit was NT$55,327.9 million (US$1,688.9 million) in 2008 compared to NT$86,178.2 million in 2007.  Gross margin, which is gross profit divided by net sales, was 13.1% in 2008 as compared to 17.9% in 2007.  The decrease in our gross margin was primarily as a result of the decrease in our average selling prices during 2008.

Operating Expenses

Operating expenses increased 8.0% to NT$24,735.6 million (US$755.1 million) in 2008 from NT$22,903.5 million in 2007.  As a percentage of net sales, operating expenses increased to 5.9% in 2008 from 4.7% in 2007.  The increase in operating expenses was primarily as a result of a change in ROC accounting policy beginning in 2008 in which bonuses distributed to employees have to be recognized in the current year instead of the previous year. Selling expenses decreased 0.9% to NT$11,492.8 million (US$350.8 million) in 2008 from NT$11,600.5 million in 2007, primarily due to a decrease in sales.  Selling expenses as a percentage of net sales increased to 2.7% in 2008 from 2.4% in 2007.  General and administrative expenses increased 45.6% to NT$7,907.6 million (US$241.4 million) in 2008 from NT$5,432.4 million in 2007 primarily due to an increase in employee bonus expenses resulting from the ROC accounting policy change described above. General and administrative expenses as a percentage of net sales increased to 1.9% in 2008 from 1.1% in 2007.  Research and development expenses decreased 9.1% to NT$5,335.2 million (US$162.9 million) in 2008 from NT$5,870.5 million in 2007, primarily due to a one-time patent charge of NT$973.1 million in 2007. We did not incur such expense in 2008. Research and development expenses as a percentage of net sales increased to 1.3% in 2008 from 1.2% in 2007.

Under US GAAP, research and development expenses increased 12.5% to NT$6,387.8 million (US$195.0 million) in 2008 from NT$5,677.7 million in 2007, primarily due to increases in employee bonuses. Research and development expenses as a percentage of net sales increased to 1.5% in 2008 from 1.2% in 2007.

Operating Income and Operating Margin

As a result of the foregoing, operating income decreased 51.7% to NT$30,592.3 million (US$933.8 million) in 2008 from NT$63,274.8 million in 2007, and operating margin decreased to 7.2% in 2008 from 13.2% in 2007.

Net Non-Operating Expenses and Losses

Net non-operating expenses and losses decreased 8.3% to NT$4,321.3 million (US$131.9 million) in 2008 from NT$4,710.9 million in 2007 primarily as a result of a decrease in interest expense which was partially offset by an increase in net foreign currency exchange loss. We had a net interest expense of NT$2,358.2 million (US$72.0 million) in 2008 compared to a net interest expense of NT$4,457.8 million in 2007, primarily as a result of our decision to take advantage of lower interest rates by paying off certain more costly loans.  We had a net foreign currency exchange loss of NT$4,994.2 million (US$152.4 million) in 2008 compared to a net foreign currency exchange loss of NT$1,271.7 million in 2007 due to the appreciation of NT dollars against US dollars in the first half of 2008 and the appreciation of Japanese YEN against NT dollars in the second half of 2008.

Under US GAAP, we had higher net non-operating expenses and losses of NT$4,062.0 million (US$124.0 million) in 2008 compared to net non-operating expenses and losses of NT$3,416.7 million in 2007.  We had higher net non-operating expenses and losses in 2008 as compared to 2007 primarily due to other-than-temporary impairment losses of NT$1,928.7 million (US$58.9 million) in 2008 related to our equity-method investment in Qisda, which was partially offset by a gain of NT$1,252.2 million (US$38.2 million) resulting from the change in fair value of the conversion right of our overseas convertible bonds assumed from the merger with QDI.

Income Tax Expense

Income tax expense increased to NT$4,629.1 million (US$141.3 million) in 2008 from NT$2,087.9 million in 2007 primarily as a result of the increase in tax on undistributed retained earnings from 2007, which is recognized in

2008 under ROC GAAP. The statutory income tax rate in the ROC is 25%.  The effective tax rate was lower than 25% primarily due to investment tax credits and tax exemptions. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year.

Under US GAAP, we recognized an income tax expense of NT$2,579.6 million (US$78.7 million) in 2008 compared to an income tax expense of NT$3,053.1 million in 2007.  Our income tax expense decreased in 2008 primarily due to lower taxable income and more investment tax credit available to be applied which were partially offset by an increase in valuation allowance for deferred tax assets. The change in effective tax rate under US GAAP from 6.3% in 2007 to 16% in 2008 was primarily due to the greater utilization of income tax credits in year 2007. In addition, valuation allowance for deferred tax assets increased significantly in 2008 due to lower projections of future taxable income which reduce the amount of investment tax credit carryforwards management believes it will be able to realize.

Net Income

As a result of the foregoing, net income decreased 61.7% to NT$21,641.8 million (US$660.6 million) in 2008 from NT$56,475.9 million in 2007.

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

Under US GAAP, we had lower net non-operating expenses and losses of NT$3,416.7 million (US$105.4 million) in 2007 compared to net non-operating expenses and losses of NT$5,330.3 million in 2006.  We had lower net non-operating expenses and losses in 2007 as compared to 2006 primarily as a result of decrease in investment loss in equity-method investments which was partially offset by an increase in interest expense.  We had a net investment income of NT$121.2 million (US$3.7 million) in 2007 compare to a net investment loss of NT$2,035.9 million in 2006.  In 2007, we had net interest expense of NT$5,036.0 million (US$155.3 million) compare to a net interest expense of NT$3,911.8 million in 2006.  We had net other income of NT$1,596.7 million (US$49.2 million) compare to a net other income of NT$443 million in 2006. The higher net other income in 2007 primary due to an increase of gain from redemption of our corporate bonds of NT$864.0 million (US$26.6 million).

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

Under US GAAP, net income increased 37.7 fold to NT$45,355.5 million (US$1,398.6 million) in 2007 from NT$1,173.2 million in 2006.

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

Recognition of Deferred Tax Assets

Our valuation allowance provided on deferred tax assets is evaluated by the same method under ROC GAAP and US GAAP. Please see note 26 to our consolidated financial statements included elsewhere in this annual report for further discussion and quantification. The net deferred income tax assets we are able to recognize under ROC GAAP as of December 31, 2008 amounted to NT$7,385.8 million (US$225.5 million). This recognition of net deferred tax assets under ROC GAAP resulted primarily from the ability to consider our projection of income before tax for future years. If we do not achieve the projection of income before tax for future years, the amount of the deferred tax assets recognized may be significantly reduced. See also “—Operating Results—Critical Accounting Policies—Income Taxes.”

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

•	The tax exemption period relating to our fourth 3.5-generation fab commenced in 2005 and will expire in December, 2009.

•	The tax exemption period relating to our fourth-generation fab commenced in 2005 and will expire in December, 2009.

•	Share offering in 2000 and 2002 by QDI for the purchase of equipment used at our 3.5-generation fab and 5.5-generation fab, respectively.

•	The tax exemption period relating to our 3.5-generation fab commenced in 2005 and will expire in December, 2009.

•	The tax exemption period relating to our 5.5-generation fab commenced in 2007 and will expire in 2011.

•	Share offerings in 2001 by Unipac, Acer Display and QDI for the purchase of equipment used at our fourth-generation fab and 3.5-generation fab.

•	The tax exemption period relating to our fourth-generation fab commenced in 2005 and will expire in December, 2009.

•	The tax exemption period relating to our 3.5-generation fab commenced in 2006 and will expire in 2010.

•	Share offering in 2003, 2004 and 2005 by QDI for the purchase of equipment used at our 5.5-generation fab and sixth-generation fab, respectively.

•	The tax exemption period relating to our 5.5-generation fab commenced in 2008 and will expire in 2012.

•	One tax exemption period relating to our sixth-generation fab commenced in 2007 and will expire in 2012.

•	The other tax exemption period relating to our sixth-generation fab is five years, we have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2001 for the purchase of equipment used at our 3.5-generation fab.

•	The tax exemption period relating to our 3.5-generation fab commenced in 2006 and will expire in July 2009.

•	Capitalization of retained earnings in 2003 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period commenced in 2006 and will expire in 2010.

•	Issuance of ADS in 2002 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period commenced in 2006 and will expire in 2010.

•	Capitalization of retained earnings in 2004 for the purchase of equipment used at our sixth-generation fab.

•	The tax exemption period commenced in 2007 and will expire in 2012.

•	Issuance of ADS in 2004 for the purchase of equipment used at our fifth-generation fab.

•	The tax exemption period commenced in 2007 and will expire in 2012.

•	Capitalization of retained earnings in 2005 and 2006 for the purchase of equipment used at our 7.5-generation fab.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

•	Issuance of ADS in 2005 for the purchase of equipment used at our sixth-generation and 7.5-generation fabs.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

•	Capitalization of retained earnings in 2007 for the purchase of equipment used at our sixth-generation, 7.5-generation and eighth-generation fabs.

•	The tax exemption period is five years.

•	We have not yet designated the year from which we will use this tax exemption.

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

Loss Carryforwards

As of December 31, 2008, we had accumulated NT$1,027.6 million (US$31.4 million) of loss carryforwards available. Pursuant to the Income Tax Act, as amended on January 21, 2009, these loss carryforwards available expire ten years after the end of the year in which it occurred.  As of December 31, 2008, NT$783.1 million (US$23.9 million), NT$193.7 million (US$5.9 million) and NT$50.7 million (US$1.5 million) of those loss carryforwards are expected to expire in 2016, 2017 and 2018, respectively.

Tax Credits

We also benefit from certain tax credits under ROC law that may be applied toward reducing our tax liabilities. Prior to April 2002, we received tax credits at a rate of 10% of the purchase price in connection with our purchase of imported equipment and at a rate of 20% of the purchase price in connection with our purchase of locally manufactured equipment. As a result of the ROC becoming a member of the World Trade Organization, the ROC Ministry of Economic Affairs amended the tax credit rules in April 2002 to adopt a tax credit at a rate of 13% to be applied to the purchase of equipment, regardless of the location of production of the equipment. This rate was subsequently reduced to 11% in July 2004 and further reduced to 7% in March 2006. We also receive tax credits at a rate of 10% for the purchase of production technology and at a rate of 13% for the purchase of pollution control equipment which have been further reduced to 5% and 7%, respectively, in March 2006. For the period from January 2008 to December 2009, we received tax credits at a rate of 7% for the purchase of equipment, at a rate of 5% for the purchase of production technology and a rate of 7% for the purchase of pollution control equipment. As of December 31, 2008, we had accumulated NT$18,987.7 million (US$579.6 million) of these tax credits. These tax credits expire four years after the end of the year in which we receive the equipment. As of December 31, 2008, NT$8,672.4 million (US$264.7 million), NT$4,827.8 million (US$147.4 million), NT$1,558.5 million (US$47.6 million) and NT$3,929.0 million (US$119.9 million) of these tax credits are expected to expire in 2009, 2010, 2011 and 2012, respectively.

We also benefit from other tax credits of up to 30% of certain research and development and employee training expenses. If the amount of these expenses that we incur in any year exceeds the average of such expenses for the preceding two years, an additional 50% of the excess amount may be included in the applicable tax credit for such year. As of December 31, 2008, we had accumulated NT$3,555.4 million (US$108.5 million) of these tax credits.  These tax credits expire four years after the year expenses are incurred. As of December 31, 2008, NT$855.4 million (US$26.1 million), NT$755.7 million (US$23.1 million), NT$792.1 million (US$24.2 million), and NT$1,152.2 million (US$35.2 million) of these tax credits are expected to expire in 2009, 2010, 2011 and 2012, respectively.

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

As of December 31, 2008, we had current assets of NT$146,293.1 million (US$4,465.6 million) and current liabilities of NT$152,484.7 million (US$4,654.6 million). We expect to meet our working capital requirements as they become due and comply with current ratio covenants in our long-term loans and facilities through cash flow from operations, supplemented as necessary by financing activities. In addition, we can drawdown on our existing long-term credit facilities which would increase our current assets without affecting our current liabilities.

As of December 31, 2008, our primary source of liquidity was NT$83,434.7 million (US$2,546.8 million) of cash and cash equivalents and NT$470.3 million (US$14.4 million) of financial assets available for sale. As of December 31, 2008, we had total short-term credit lines of NT$43,617.3 million (US$1,331.4 million), of which we had borrowed NT$4,857.3 million (US$148.3 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2008, we had outstanding long-term borrowings of NT$127,142.5 million (US$3,881.0 million).  The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2008 ranged between 1.45% and 7.74% per year.

In June 2004, we entered into a NT$55.0 billion and US$150.0 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, NT$35,949.4 million (US$1,097.4 million) was outstanding under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in June 2005.

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

In July 2005, we entered into a NT$42.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, NT$32,885.6 million (US$1,003.8 million) was outstanding under this credit facility.  We issued NT$5.0 billion secured corporate bonds under this credit facility in March 2006.

In August 2006, we entered into a RMB2.8 billion and US$75.0 million seven-year syndicated credit facility, for which ABN AMRO Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2008, RMB2,601.3 million (US$381.3 million) has been drawn down under this credit facility.

In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, NT$10.0 billion (US$0.3 billion) was outstanding under this credit facility.  We issued NT$7.0 billion (US$0.2 billion) secured corporate bonds under this credit facility in August 2008.

In October 2008, we entered into a NT$58.0 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligation under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, we have not drawn down any amount under this credit facility.

In April 2009, we entered into an RMB2.0 billion seven-year syndicated credit facility, for which the Bank of China acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our module-assembly facilities in Xiamen, Fujian Province, the PRC. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  As of April 30, 2009, we have not drawn down any amount under this credit facility.

We assumed the following outstanding bonds, credit facilities and arrangements as a result of our merger with QDI:

In April 2004, QDI issued an aggregate principal amount of NT$10.5 billion of zero-coupon convertible bonds due April 2009. The initial conversion price was NT$29.26 per share, subject to adjustment. The conversion price was adjusted to NT$70.49 per share in 2006 as a result of our merger. In addition, as a result of our merger, ROC regulators directed that bondholders be given the option to redeem their investments in the QDI bonds. Holders of an aggregate principal amount of NT$5.3 billion of the bonds opted for the early redemption. These bonds matured in April 2009 and were fully redeemed.

In November 2004, QDI issued an aggregate principal amount of US$294.5 million of zero-coupon convertible bonds due November 2009. The initial conversion price was NT$20.02 per share, subject to adjustment. The conversion price was adjusted to NT$52.54 per share in 2006 as a result of our merger. In January 2007, bondholders exercised their right to put back to us US$169.6 million aggregate principal amount of bonds, representing approximately 58% of the aggregate principal amount. As of December 31, 2008, the total carrying value was NT$2.4 billion (US$0.1 billion).

In July 2005, QDI issued an aggregate principal amount of NT$6.0 billion of zero-coupon convertible bonds due July 2010. The initial conversion price was NT$17.12 per share, subject to adjustment. The conversion price was adjusted to NT$44.10 per share in 2006 as a result of our merger. As of December 31, 2008, the total carrying value was NT$2.7 billion (US$0.1 billion).

In March 2005, Tech Well (Shanghai) Display Co. entered into a RMB249 million and US$80 million five-year syndicated credit facility, for which Citi Bank acted as agent bank for the purpose of funding the construction and purchase of machinery and equipment at our Shanghai module-assembly facility.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Obligations under this credit facility are guaranteed by us.

In August 2005, QDI entered into a NT$500.0 million four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, NT$200 million (US$6.1 million) was outstanding under this credit facility.

In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the expansion of one of our sixth generation fabs.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, NT$27.0 billion (US$0.8 billion) was outstanding under this credit facility.

In July 2006, QDI entered into a NT$1.0 billion four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2008, NT$825.0 million (US$25.2 million) was outstanding under this credit facility.

With respect to all the syndicated credit facilities assumed by us as a result of our merger with QDI, we amended the terms of the credit facilities such that covenants made therein are the same as those made in our syndicated credit facilities, including covenants that we maintain certain financial ratios. We completed the amendments in early 2007.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.  As of December 31, 2008, we were in compliance with all financial and other covenants under our long-term loans and credit facilities.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, amounted to NT$184,539.3 million (US$5,633.1 million) as of December 31, 2008.

Cash Flows

Net cash provided by operating activities amounted to NT$68,526.7 million in 2006, NT$156,926.9 million in 2007 and NT$132,057.5 million (US$4,031.1 million) in 2008.  The decrease in net cash provided by operating activities in 2008 compared to 2007 was primarily due to lower cash collected from our customers as a result of lower demand for our products and decreased average selling prices resulting from the global economic downturn.

Net cash used for investing activities was NT$83,300.6 million in 2006, NT$66,123.1 million in 2007 and NT$101,257.4 million (US$3,090.9 million) in 2008.  Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$87,246.7 million in 2006, NT$65,136.7 million in 2007 and NT$98,355.2 million (US$3,002.3 million) in 2008.  These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings and the issuance of shares.

Net cash provided by financing activities was NT$32,550.8 million in 2006, reflecting primarily an increase of long-term borrowings and bonds payable of NT$55,791.1 million which was offset by repayment of long-term borrowings and bonds payable of NT$19,753.5 million and the payment of a cash dividend in the amount of NT$1,749.2 million. Net cash used in financing activities was NT$44,816.6 million in 2007, reflecting primarily an increase of long-term borrowings and bonds payable of NT$36,845.2 million which was offset by repayment of long-term borrowings and bonds payable of NT$76,843.6 million and a decrease of short-term borrowings of NT$3,592.9 million.  Net cash used in financing activities was NT$37,435.6 million (US$1,142.7 million) in 2008, reflecting primarily an increase of short-term borrowings of NT$4,720.7 million (US$144.1 million) and an increase of long-term borrowings and bonds payable for NT$37,299.4 million (US$1,138.6) which were offset by repayment of long-term borrowings and bonds payable of NT$57,993.5 million (US$1,770.3 million) and cash dividend payments of NT$19,670.6 million (US$600.4 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	64,411.7	49,319.3	101,326.1	3,093.0
Land and building purchases	24,834.6	584.2	1,813.8	55.4

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2006, 2007 and 2008, prepayments for purchases of equipment amounted to NT$19,770.3 million, NT$7,945.8 million and NT$60,194.2 million (US$1,837.4 million), respectively.

Our capital expenditures paid or committed for 2008 were approximately NT$103.1 billion, primarily for the ramp-up of our second sixth-generation fab, acquired through the QDI merger, our first 7.5-generation fab, and the installation of our second 7.5-generation fab and our first 8.5-generation fab.

We estimate our capital expenditures to be approximately between NT$50.0 billion to NT$60.0 billion for 2009, primarily for the installation and ramp-up of our second 7.5-generation fab and first 8.5-generation fab. As of December 31, 2008, we have commitments in an amount of approximately NT$57.1 billion primarily for the purchase of equipment and machinery. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our expansion plans, and market conditions.

On April 11, 2008, Toppan CFI entered into sale and purchase agreements with Allied Material Technology Corp. (“AMTC”) to acquire AMTC’s color-filter production line located at the Southern Taiwan Science Park, including manufacturing plant, machinery and other equipment, for a total consideration of NT$1,500 million. As of December 31, 2008, Toppan CFI had paid the first installment of NT$30 million to AMTC.  However, the property is currently under the registration of provisional seizure initiated by AMTC’s creditors.  AMTC is seeking the withdrawal of the foregoing registration of provisional seizure through negotiation with its creditors or the court’s approval of its reorganization plan, so that the transfer can be processed.  In addition, Toppan CFI and AMTC entered into a lease agreement with the right to use the aforementioned property for a term of five years.  Both parties agreed that, upon the court’s termination of the reorganization, Toppan CFI may, at any time by providing written notice to AMTC, invalidate the foregoing lease agreement.  In accordance with the lease agreement, the down payment paid by Toppan CFI for the purchase of the property shall be treated as rental payments.

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

5.C. Research and Development

We incurred research and development costs of NT$4,762.8 million, NT$5,870.5 million and NT$5,335.2 million (US$162.9 million) in 2006, 2007 and 2008, respectively, which represented 1.6%, 1.2% and 1.3%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have research and development teams that are dedicated to the development of OLED. In addition, we have several research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2008, we employed approximately 1,600 research and development engineers.

We increased our spending on research and development with the goal of improving our TFT-LCD manufacturing process and developed new TFT-LCD products such as high-resolution 17-inch or larger panels for desktop monitors and 26-inch or larger panels for television. We developed alternative technologies such as LTPS in 2006.

We established a dedicated flat panel research and development center, the AUO Technology Center, in 2002, which we believe is Taiwan’s largest optronics research and development center. The research activities at the AUO Technology Center have initially been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, and LTPS. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies.  In 2005, we expanded the AUO Technology Center to the Central Taiwan Science Park. In 2008, we established the AUO Technology Research Center to focus on the development of new technologies and mid-to-long term technologies.

We have focused on four major technologies in 2007. First, we successfully upgraded Advanced Multi-domain Vertical Alignment (AMVA) technology to AMVA3. We have successfully developed and deployed the AMVA technology since 2005. AMVA provides low color wash-out at an off-angle view, eliminating whitish issues. AMVA3 is capable of 20% higher optical transmittance than AMVA.  Second, we implemented the optical film design for high efficiency CCFL lamp in LCD television applications, which can reduce power consumption by nearly 40% compared with mainstream models on the market. Third, we continued to develop the LED backlight technology, which is mercury-free and can achieve power savings of up to 30% compared to CCFL backlight.  We were a leading manufacturer of LED LCD panels for notebook computers in 2007.  Fourth, we focused on the ink jet printing technology, which is currently premature and under-developed.  Ink jet printing technology can produce up to 70% and 90% material usage saving when applied in the color filter process and the spacer spraying process, respectively.

In 2008, we have further released a series of innovative technologies to make our products more user friendly, power-saving, lighter and better quality. First, we released a series of in-cell multi-touch display in new sizes ranging from 4.3-inch to 15-inch, some of which can be integrated into computer applications. We have introduced 2.8-inch QVGA mobile phone panel with image and fingerprint scanning technology. Second, we have further applied green technology in our products with less weight and thickness. The weight of  our “Eco Plus” 46-inch TV panel is less than 6.9 kilogram and the ultra slim 46-inch LED panel is less than 10 mm thick. We have also introduced a series of 18.5-inch to 24-inch super slim desktop display panels with 16:9 wide screens and LED backlight, and a series of 8.9-inch to 17.3-inch LED notebook panels with 16:9 wide screens, which can provide greater digital multi-media functions with slim, power-saving features. Our dimming technology can also save more energy. Third, some of our products have been featured with a slim bezel design. We have our 52-inch and 65-inch Full HD portrait panels, which with slim bezel design and high brightness, are the optimum choice for public information displays. We have developed 0.56 mm 1.9-inch mobile phone panel.  Lastly, we have enhanced the quality of images by the developing AMVA3 technology with a high static contrast ratio of 5000:1. We have also presented 24-inch 2D/3D mix mode panel.

Intellectual Property

Overview

As of April 30, 2009, we held a total of 5,498 patents, including 1,980 in Taiwan, 1,222 in the United States. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2009 through 2027. We also have a total of 1,946 pending patent applications in Taiwan, 1,410 in the United States and 2,071 in other jurisdictions, including the PRC, Japan, Italy, India, United Kingdom, France, Germany and Korea as of April 30, 2009. In addition, we have registered “AU Optronics” and our corporate logo, “AUO,” as trademarks and service marks in some countries and jurisdictions where we operate, including the ROC, PRC, United States, European Union and Korea.

We require all of our employees to sign an employment agreement which prohibits the unauthorized disclosure of any of our trade secrets, confidential information and proprietary technologies subject to the terms and conditions of the employment agreement, and we also require our technical personnel to assign to us any inventions related to our business that they develop during the course of their employment.

We have licenses to use certain technology and processes from certain companies. Our royalty expenses relating to intellectual property licenses may increase in the future due to increases in unit sales as well as the potential need to enter into additional license agreements or to renew existing license agreements on different terms.

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

We have a license agreement with FDTC, effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture TFT-LCD panels at our facilities.

We entered into a license agreement with SEL, effective as of September 1, 2003, in connection with our settlement and mutual release relating to a suit brought by SEL. The license agreement provides for the non-transferable and non-exclusive license under certain patents to manufacture all of our amorphous silicon TFT-LCD panels and modules at our facilities. This agreement expired at the end of 2008.

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

In addition to the above, we have also entered into license or cross license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

5.D. Trend Information

For trend information, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E. Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2008, we had off-balance sheet outstanding letters of credit of US$5.3 million, JPY7,540.9 million and EUR2.5 million.

5.F. Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2008.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
			(in millions)
Contractual Obligations
Long-term debt obligations(1)	161,038.6	44,293.1	79,719.1	34,799.5	2,226.8
Operating lease obligations(2)	3,913.4	362.9	655.0	600.3	2,295.2
Purchase obligations(3)	57,122.5	57,122.5	—	—	—
Total	222,074.5	101,778.5	80,374.1	35,399.8	4,522.0

(1)
Includes bonds payable, convertibles bonds payable and long-term borrowings and estimated relevant interest payments in any given period in the future.  The interest rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates.  See notes 14, 15 and 16 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)
Includes purchase orders for the machinery and equipment at our fabs. We have placed orders related to the installation of machinery and equipment at our 7.5-generation and our 8.5-generation fabs. As of December 31, 2008, we had made commitments of approximately NT$ 24.4 billion (US$0.7 billion), primarily relating to the 7.5-generation fab, and approximately NT$20.9 billion (US$0.6 billion), relating to the 8.5-generation fab.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents.  Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$134.2 million to our pension fund maintained with the Bank of Taiwan in 2009.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2008, we were in compliance with all financial covenants and other technical requirements under our credit facilities.

US GAAP Reconciliation

The following table sets forth a comparison of our net income and stockholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended and as of December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with
ROC GAAP	9,093.4	56,475.9	21,641.8	660.6
US GAAP	1,173.2	45,355.5	13,089.7	399.6
Stockholders’ equity in accordance with
ROC GAAP	231,076.3	300,819.9	299,258.7	9,134.9
US GAAP	238,618.1	291,865.8	293,391.9	8,955.8

See note 26 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and US GAAP.

Recent ROC GAAP Accounting Pronouncements

In November 2007, the Accounting Research and Development Foundation of the Republic of China (the “ARDF”) revised ROC SFAS No.10, “Accounting for Inventory”, which requires inventories to be stated at the lower of cost or net realizable value item by item. The Last-In-First-Out method is no longer permitted. The revised ROC SFAS No.10 is effective from January 1, 2009. Early adoption is permitted.  We adopted the revised ROC SFAS No.10. As a result of the adoption of ROC SFAS No. 10, our net income and basic EPS decreased by NT$2,433.2 million (US$74.3 million) and NT$0.29 (US$0.01), respectively, for the year ended December 31, 2008.

Recent US GAAP Accounting Pronouncements

In December 2007, the FASB issued US SFAS No. 141R, “Business Combinations,” which requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value.”  Under US SFAS No. 141R, all business combinations will be accounted for by applying the acquisition method.  US SFAS No. 141R is effective for fiscal year beginning after December 15, 2008.  We will adopt US SFAS No. 141R on January 1, 2009.  The impact of the adoption on our financial position and results of operations is dependent upon the specific terms of any applicable future business combination(s) occurring after the effective date.

In December 2007, the FASB issued US SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which requires noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  US SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We do not expect the initial adoption of US SFAS No. 160 to have a material impact on our consolidated financial statements for US GAAP purposes.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. Effective January 1, 2008, we adopted the provisions of US SFAS No. 159, which gives us the irrevocable option to report most financial assets and financial liabilities at fair value on a contract-by-contract basis, with changes in fair value reported in earnings.  We have not adopted the fair value option for our financial assets and financial liabilities.

In February 2008, the FASB issued FSP FAS No. 157-2, “ Effective Date of FASB Statement No. 157,” which delays the effective date of US SFAS No.157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  In January 2009, we applied the provision of US SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in our consolidated financial statements on a nonrecurring basis. We are currently evaluating the impact, if any, of applying these provisions on our financial position and results of operations.

In March 2008, the FASB issued US SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends US SFAS No. 133 and requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under US SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows.  US SFAS No. 161 expands the current disclosure framework in US SFAS No. 133, and is effective prospectively for periods beginning on or after November 15, 2008.  We do not expect the adoption of US SFAS No. 161 to have a material impact on our disclosure for US GAAP purposes.

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which is effective immediately.  FSP FAS 157-3 clarifies the application of US SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. We have considered the guidance provided by FSP FAS No. 157-3 in our determination of estimated fair values during 2008.

In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations.”  EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving equity-method investments.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008.  We do not expect the initial adoption of EITF 08-6 to have a material impact on our financial position and results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets.”  FSP FAS 132(R)-1 amends US SFAS No. 132 (revised 2003) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The disclosures about plan assets required by FSP FAS 132(R)-1 shall be provided for financial statements issued for fiscal years ending after December 15, 2009.  We do not expect the adoption of FSP FAS 132(R)-1 to have a material impact on our disclosure for US GAAP purposes.

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

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Chieh-Chien Chao and Tze-Kaing Yang.

The following table sets forth information regarding all of our directors as of April 30, 2009. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	57	Chairman	2010	13	Chairman of Qisda and Chairman of BenQ Corporation

Hsuan Bin (H.B.) Chen	58	Vice-Chairman	2010	12	Chairman of Wellypower Optronics Corporation

Hui Hsiung	56	Director	2010	13	Chief Executive Officer and President of Qisda; Director of Qisda

Ronald Jen-Chuan Chwang(1)	61	Director	2010	1	Chairman and President of iD Ventures America

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Ko-Yung (Eric) Yu(2)	53	Director	2010	13	Senior Vice President of Qisda

Ching-Shih Han(3)	45	Director	2010	2	Director of Wellypower Optronics Corporation; Director of Cando Corporation; Vice President of CDIB

Vivien Huey-Juan Hsieh	56	Director	2010	5	Supervisor of Chief Telecom Inc.

Chieh-Chien Chao	65	Director	2010	5	Professor at National Taiwan University

Tze-Kaing Yang	55	Director	2010	2	Director of Taiwan Stock Exchange Corporation; Supervisor of ASUSTeK Computer Inc.

(1)	Representing Qisda.

(2)	Representing Qisda.

(3)	Representing CDIB.

Kuen-Yao (K.Y.) Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master’s of Business Administration from the International Institute for Management Development in Switzerland in 1990.

Hsuan Bin (H.B.) Chen has been our Vice-Chairman since 2007 and has been a director of our company since 1998. In addition, Mr. Chen was our President and Chief Operating Officer from 1997 to 2007 and was our Chief Executive Officer from 2007 to 2008. Mr. Chen received his Bachelor’s degree in Communications Engineering from the National Chiao Tung University in Taiwan in 1975. Mr. Chen worked for Acer Technologies Sdn. Bhd. in Malaysia from 1992 to 1997 before he joined Acer Display in 1997.

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

Ronald Jen-Chuan Chwang has been a director of our company since 2008.  Mr. Chwang is also Chairman of iD Ventures America.  From 1998 to 2005, Mr. Chwang served as Chairman and President of Acer Technology Ventures, America.  He was also President and Chief Executive Officer of Acer America Corp from 1992 to 1997.  Mr. Chwang received a Bachelor’s degree in Engineering from McGill University in 1972 and his Ph.D. degree in Electrical Engineering from the University of Southern California in 1977.

Ko-Yung (Eric) Yu has been a director since 2007. Mr. Yu was a supervisor of our company from 1996 to 2007. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President of BenQ Corporation from 2002 to 2007. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master’s of Business Administration degree from the Strathclyde Graduate Business School in United Kingdom in 1995.

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

Tze-Kaing Yang has been our director since 2007. Dr. Yang is Chairman of Yang Associates, a director of the Taiwan Stock Exchange Corporation and Ritek Corporation, and a supervisor of ASUSTeK Computer Inc. Dr. Yang graduated from National Chengchi University with a Bachelor’s degree in business administration in 1977 and National Chengchi University with a Doctorate’s degree in business administration in 1987.

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2009.

Name	Age	Position	Years with Us
Lai-Juh (L.J.) Chen	46	Chief Executive Officer and President	10
Andy Yang	41	Chief Financial Officer	7
Paul Peng	51	Executive Vice President of Global Business	13
F.C. Hsiang	50	Executive Vice President of Global Operation Unit	10
Max Cheng	47	Executive Vice President of Global New Business	13

Lai-Juh (L.J.) Chen has been our Chief Executive Officer since January 1, 2009. Prior to his current position, Dr. Chen was our President and Chief Operating Officer since September 2007. Dr. Chen was also our Senior Vice President and General Manager of Global Manufacturing from 2007 to 2008. Before he joined our company, Dr. Chen was Senior Manager of the Industrial Technology Research Institute. Dr. Chen graduated from Tatung Institute of Technology in Taiwan with a Bachelor’s degree in Chemical Engineering in 1986 and National Tsing-Hua University in Taiwan with a Doctorate’s degree in Chemical Engineering in 1992.

Andy Yang has been our Chief Financial Officer since March 2009. Prior to his current position, Mr. Yang was the Senior Project Manager of our Finance Division from April 2003 to February 2005, Associate Vice President of our Finance Center from November 2008 to March 2009, Finance Director of our subsidiaries in China from March 2005 to February 2008, and member of Board of Supervisor of Darwin Precisions and General Manager of Apower Optronics Corp.  Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996.  He received his Bachelor’s degree from Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in 1996.

Paul Peng has been the Executive Vice President of our Global Business Unit since April 2008 and oversees the TV Business Group and IT Display Business Group. Mr. Peng is currently also the General Manager of the TV Business Group. Prior to his current posistion, Mr. Peng was General Manager of our Suzhou module plant from 2002 to 2004. Prior to joining AUO, Mr. Peng worked as Manager of material and production department at BenQ’s Malaysia branch. Mr. Peng holds a Master’s degree in Business Administration from Heriot-Watt University, U.K.

F.C. Hsiang has been the Executive Vice President of our Global Operation unit since April 2008.  Prior to his current position, Mr. Hsiang was the Senior Vice President and General Manager of our Global Supply Chain Management and Global Manufacturing division from 2007 to 2008 and Assistant Vice President of our module plant from 2002 to 2006. Prior to joining AUO, Mr. Hsiang worked in various divisions at Acer Display, including Quality Assurance, Manufacturing Engineering, and Product Research and Development. Mr. Hsiang obtained his Master’s degree in Mechanical Engineering from the National Cheng Kung University in Taiwan in 1986.

Max Cheng has been our Executive Vice President since March 1, 2009.  Prior to his current position, Mr. Cheng was our Chief Financial Officer, Chief Accounting Officer and Controller since 1998. He graduated from Fu Jen Catholic University in Taiwan with a Bachelor’s degree in Business Administration in 1985 and from Northern Illinois University with a Master’s degree in Accounting in 1990. Before he joined our company in 1998, Mr. Cheng served as the Controller of Acer Technologies Sdn. Bhd. from 1995 to 1998.

6.B. Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.”  The aggregate compensation paid in 2008 to our directors and supervisors for their services was approximately NT$138.6 million (US$4.2 million). We pay our executive officers monthly salaries, in addition to employee bonuses. The aggregate compensation paid in 2008 to our executive officers for their services was approximately NT$81.1 million (US$2.5 million).

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance.  Our pension cost for the year ended December 31, 2008 was NT$681.7 million (US$20.8 million). See note 17 to our consolidated financial statements.

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

We granted 33,428,000 stock options pursuant to the 2002 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$11.0. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2002 employee stock option plan and reduced the number of stock options to 9,550,857 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ). Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. As of December 31, 2008, no stock options were outstanding. The options are generally not transferable.

We granted 40,541,170 stock options pursuant to the 2003 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$14.6. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2003 employee stock option plan and reduced the number of stock options to 11,583,191 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ), each exercisable for one of our common shares at an adjusted exercise price of NT$46.0. Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. As of December 31, 2008, 2,796,619 stock options were outstanding at an exercise price of NT$46.0, all of which had vested. The options are generally not transferable.

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

6.D. Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2006, 2007 and 2008.

	As of December 31,
Function	2006		2007	2008
Production	31,192		38,455	31,381
Technical(1)	7,685		8,285	9,279
Sales and marketing	566		658	582
Management and administration	1,567		1,712	2,025
Total	41,010	(2)	49,110	43,267

(1)	Includes research and development personnel.

(2)	We added 5,855 employees as a result of the merger with QDI.

The following table provides a breakdown of our employees by geographic location as of December 31, 2006, 2007 and 2008.

	As of December 31,
Location	2006		2007	2008
Taiwan(1)	20,965		21,190	21,030
PRC(2)	19,973		27,833	22,077
Others	72		87	160
Total	41,010	(3)	49,110	43,267

(1)	Employed by AU Optronics Corp. and Toppan CFI.

(2)	Employed by AU Optronics (Suzhou) Corp., AU Optronics (Xiamen) Corp. and Tech-Well (Shanghai) Display Co.

(3)	We added 5,855 employees as a result of the merger with QDI.

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

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive bonus shares, cash or a combination of bonus shares and cash, based on a percentage of our annual distributed earnings. The amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share, and paid to our employees in Taiwan based on individual performance and job seniority. Based on par value, we paid NT$973.6 million in bonus shares and NT$649.1 million in cash bonuses to our employees in 2005 with respect to 2004. Based on par value, we paid NT$886.1 million in bonus shares and NT$379.7 million in cash bonuses to our employees in 2006 with respect to 2005. Based on par value, we paid NT$573.5 million in bonus shares and NT$245.8 million in cash bonuses to our employees in 2007 with respect to 2006. Based on par value, we paid NT$2,437.2 million in bonus shares and NT$1,624.8 million in cash bonuses to our employees in 2008 with respect to 2007.

Beginning in 2009, stock dividends paid out with respect to the previous year will be calculated based on the closing stock price one day prior to the shareholders’ meeting and also taking into consideration the effect of any dividend announcement and rights offering.

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

We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

The table below sets forth the share ownership, as of April 30, 2009, of the legal entities represented by our directors and executive officers.

Name	Number of Shares Owned		Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman	10,244,809		*
Hsuan Bin (H.B.) Chen, Vice-Chairman	6,481,634		*
Hui Hsiung, Director	3,559,493		*
Ronald Jen-Chuan Chwang, Director	644,270,505	(1)	7.57%
Ko-Yung (Eric) Yu, Director	644,270,505	(1)	7.57%
Lai-Juh (L.J.) Chen, Chief Executive Officer and President	2,902,154		*
Ching-Shih Han, Director	43,620,658	(2)	*
Vivien Huey-Juan Hsieh, Director	—		—
Chieh-Chien Chao, Director	—		—
Tze-Kaing Yang, Director	—		—
Andy Yang, Chief Financial Officer	351,708		*
Paul Peng, Executive Vice President of Global Business	2,726,952		*
F.C. Hsiang, Executive Vice President of Global Operation Unit	2,534,010		*
Max Cheng, Executive Vice President of Global New Business	2,274,002		*

*	The number of common shares held is less than 1% of our total outstanding common shares.

(1)	Represents shares held by Qisda.

(2)	Represents shares held by CDIB.

As of April 30, 2009, none of our directors or executive officers held any of our employee stock options. None of our directors or executive officers has voting rights different from those of other shareholders.

For a description of the two employee stock option plans assumed by us as a result of the merger with QDI, see “—Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Qisda Corporation (“Qisda”) is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific succeeded the name of BenQ Corporation.

In March 2007, Qisda sold 100,000,000 of our shares, representing 1.32% of our outstanding shares as of December 31, 2006. As of April 30, 2009, Qisda beneficially owned 7.61% of our outstanding shares. Two of our directors are representatives of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of April 21, 2009, Quanta Computer beneficially owned 5.06% of our outstanding shares.

There have been no changes in our major shareholders since April 30, 2009.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of April 30, 2009 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	647,951,015	7.61%	7.61%
Quanta Computer Inc. (1) 211, Wen Hwa 2nd Road, Gueishan Hsiang, Taoyuan, Taiwan, ROC	431,000,299	5.06%	5.06%
All directors as a group(2)	709,894,575	8.35%	8.35%

(1)	As of April 21, 2009.

(2)
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

As of December 31, 2008, approximately 8,505.7 million of our shares were outstanding. We believe that, of such shares, approximately 1,229.1 million shares in the form of ADSs were held by approximately 20,339 holders in the United States as of April 30, 2009.

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

The following is a description of our material transactions with related parties.

Qisda

Qisda is one of our major shareholders, owning directly and indirectly a 7.61% equity interest in our company as of April 30, 2009. In addition, two of our nine directors are legal representatives of Qisda. In 2004, we purchased shares in Qisda, which as of December 31, 2008 represents 9.54% of their outstanding shares, in order to establish a long-term strategic relationship with Qisda. On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda, bringing our total equity interest in Qisda to 9.58%. We received cash dividend of NT$17,021,480 and stock dividend of 13,617,184 shares from Qisda in 2008.

We sell panels for desktop monitors and LCD television to Qisda. We generated net sales to Qisda in the amount of NT$638.0 million (US$19.5 million) in 2008, and our receivables from these sales were NT$186.3 million (US$5.7 million) as of December 31, 2008.

We purchased TFT-LCD monitors, projectors, mobile phones and notebook computers from Qisda for use in our business. We did not make any purchases from Qisda in 2007.

Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ, an affiliate of our company, was 100% indirectly owned by Qisda as of April 30, 2009. We sell desktop monitor display panels and consumer electronics display panels to QCSZ. We generated net sales to QCSZ in the amount of NT$14,250.8 million (US$435.0 million) in 2008, and our receivables from these sales was NT$505.7 million (US$15.4 million) as of December 31, 2008.

Qisda Optronics (Suzhou) Co. Ltd. (“QCOS”)

QCOS, an affiliate of our company, was 100% indirectly owned by Qisda as of April 30, 2009. We sell desktop monitor display panels and consumer electronics display panels to QCOS. We generated net sales to QCOS in the amount of NT$1,350.8 million (US$41.2 million) in 2008, and our receivables from these sales were NT$341.8 million (US$10.4 million) as of December 31, 2008.

Qisda Czech S.R.O. (“QZBR”)

QZBR, an affiliate of our company, was 100% directly owned by Qisda as of April 30, 2009. We sell desktop monitor display panels and television display panels to QZBR. We generated net sales to QZBR in the amount of NT$2,427.6 million (US$74.1 million) in 2008, and our receivables from these sales were NT$352.5 million (US$10.8 million) as of December 31, 2008. In addition, we entered into an agreement with QZBR on October 1, 2007 to outsource certain module-assembly operations to QZBR for a period of one year using components provided by us. The service fees paid to QZBR in connection with these operations amounted to NT$53.2 million (US$1.6 million) in 2008.

Daxon Technology Inc. (“Daxon”)

Daxon, an affiliate of our company, was 15.84% directly owned by Qisda as of April 30, 2009. We purchased polarizers from Daxon in the amount of NT$8,903.8 million (US$271.8 million) in 2008, and our payables from these purchases were NT$1,583.6 million (US$48.3 million) as of December 31, 2008.

Cando Corporation

We directly and indirectly owned 18.39% of Cando Corporation as of April 30, 2009. We purchased color filters from Cando Corporation in the amount of NT$3,414.9 million (US$104.2 million) in 2008, and our payables from these purchases were NT$585.0 million (US$17.9 million) as of December 31, 2008.

Raydium

We directly and indirectly owned 15.64% of Raydium as of April 30, 2009. We purchased driver integrated circuits from Raydium in the amount of NT$6,331.8 million (US$193.3 million) in 2008, and our payables from these purchases were NT$1,624.7 million (US$49.6 million) as of December 31, 2008.

Nano-Kunshan

We directly and indirectly owned 16.25% of Nano-Kunshan as of April 30, 2009. We purchased backlight units from Nano-Kunshan in the amount of NT$3,286.1 million (US$100.3 million) in 2008, and our payables from these purchases were NT$1069.6 million (US$32.6 million) as of December 31, 2008.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1. See Item 18 for our audited consolidated financial statements.

8.A.2. See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3. See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See “Item 4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7. Litigation

In December 2006, LG Display filed a lawsuit in the United States District Court for the District of Delaware against us, our U.S. subsidiary, our customers, and other TFT-LCD manufacturers claiming patent infringement.  We have retained legal counsel to handle the matter.  LG Display is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  In March 2007, we filed a suit in the United States District Court for the Western District of Wisconsin against LG Display and LG Display America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products.  We are seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  The claims against us and the counterclaims filed by us were consolidated in June 2007 and the consolidated case is pending before the United States District Court for the District of Delaware.  Trial for this case is scheduled in June 2009.  While we intend to defend the alleged patent infringement lawsuit vigorously, the results of this matter cannot be predicted with certainty.  We are reviewing the merits of this suit on an on-going basis.

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  We have retained legal counsel to handle the related matters.  Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of this suit on an on-going basis.

In March 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. (collectively, “Honeywell”) filed a lawsuit in the United States District Court for the Eastern District Court of Texas against us and other TFT-LCD manufacturing companies, as well as certain of our customers, claiming infringement of certain of Honeywell’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In April 2009, we and Honeywell entered into a settlement to resolve the dispute.  The settlement did not have a material impact on our consolidated financial statements.

In April 2008, Plasma Physics Corporation (“Plasma”) and Solar Physics Corporation (“Solar”) filed a lawsuit in the United States District Court for the Eastern District of New York against us, our U.S. subsidiary, and other TFT-LCD manufacturers, claiming infringement of certain of its patents in the United States relating to the use of machines manufactured by AKT America, Inc. in the manufacturing of TFT-LCD panels.  In the complaint, Plasma and Solar are seeking, among other things, unspecified monetary damages for past infringement and injunction against future infringement.  This litigation is still in the preliminary phase.  While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of this suit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware against us, our U.S. subsidiary, and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the preliminary phase.  While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of this suit on an on-going basis.

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Specifically, since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations by the US DOJ, the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In addition, in December 2006, the Korea Fair Trade Commission visited our Korean subsidiary and in January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of their respective investigations into the TFT-LCD industry. We intend to continue to cooperate with these investigations.

We, certain of our subsidiaries, and certain of our respective officers and/or employees may be indicted in the United States for possible violation of the antitrust and/or competition laws. If we and certain of our subsidiaries are found to have violated antitrust and/or competition laws, we and our subsidiaries will likely have to pay a fine or penalty. It is also possible that certain of our executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines. We and our subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement. To our knowledge, other competitors that pled guilty and entered into plea bargain agreements with US DOJ have agreed to pay fines ranging from US$35 million to US$400 million.  While we do not know all the facts and circumstances that led each of the competitors to enter into these pleas, we are aware of the outcome of those plea bargain agreements which may or may not be the amounts which we and our subsidiaries may agree to pay and/or which US DOJ may agree to accept as part of any plea bargain and/or settlement.  The ultimate outcome of the US DOJ antitrust investigation cannot be predicted with certainty.  Any penalties, fines or settlements made in connection with this investigation and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Moreover, there are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United Stated District Court for the Northern District of California.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. We have retained counsels to handle the related matters. These civil lawsuits are still in the preliminary phase.  We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of these civil lawsuits on an on-going basis.  Any penalties, fines or settlements made in connection with these lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Except as mentioned above, we are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

The following is a description of two Qisda-related events and proceedings:

As of April 30, 2009, there are three pending lawsuits against Qisda filed by the insolvency administrator of OHG: (i) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR 68.96 million, which claim amount was increased by an additional EUR 253.5 million on January 12, 2009, (ii) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR 14.24 million, and (iii) litigation filed on August 2, 2007 at District Court of Munich I in the amount of EUR 25.94 million.  At this stage and based on what Qisda has informed us, it is not possible to assess the impact as to this event on our results of operations or financial position.  We are reviewing this event on an on-going basis.

On March 30, 2007, Qisda filed a counter-claim against Siemens AG in an international arbitration tribunal.  We are informed by Qisda that Qisda and Siemens AG have resolved their disputes in the arbitral proceeding in connection with Qisda’s purchase of the mobile device business from Siemens AG in 2005. We are further informed by Qisda that Qisda believes that the resolution of the disputes will not have a material adverse impact to Qisda.

8.A.8. Dividends and Dividend Policy

We distributed cash dividends of NT$0.5 per share on August 11, 2003 and stock dividends of NT$0.5 per share for the year 2002 on July 31, 2003. We distributed a cash dividend of NT$1.2 per share on July 23, 2004 and a stock dividend of NT$0.5 per share on July 12, 2004 for the year 2003. We distributed a cash dividend of NT$1.2 per share on September 15, 2005 and a stock dividend of NT$0.9 per share on August 26, 2005 for the year 2004. We distributed a cash dividend of NT$0.3 per share and a stock dividend of NT$0.3 per share on August 7, 2006 for the year 2005. We distributed a cash dividend of NT$0.2 per share and a stock dividend of NT$0.2 per share on August 7, 2007 for the year 2006. We distributed a cash dividend of NT$2.5 per share and a stock dividend of NT$0.5 per share on August 22, 2008 for the year 2007.

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

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2004	78.50	41.40	97,560.92	27.93	12.47	3,274.97
2005	55.70	41.50	58,771.47	18.14	12.73	1,848.57
2006	55.20	40.00	47,043.79	17.56	12.16	2,162.58
First Quarter	55.20	45.55	61,146.76	17.30	14.15	2,531.71
Second Quarter	55.10	40.00	56,726.53	17.56	12.16	2,049.58
Third Quarter	50.60	44.15	37,891.75	15.83	13.46	2,054.66
Fourth Quarter	47.60	42.10	33,973.65	14.46	12.76	2,021.21
2007	70.40	43.30	48,530.06	22.41	13.06	1,881.55
First Quarter	48.60	43.30	34,827.81	15.06	13.06	1,484.99
Second Quarter	59.10	47.85	36,845.32	17.99	14.69	1,434.95
Third Quarter	58.80	45.90	45,369.76	17.97	14.01	1,891.25
Fourth Quarter	70.40	52.30	74,754.40	22.41	15.99	2,689.59
2008	62.70	18.30	70,171.86	20.66	5.02	3,343.94
First Quarter	61.30	51.10	81,208.32	19.74	15.99	3,368.69
Second Quarter	62.70	47.10	72,280.56	20.66	15.55	3,371.35
Third Quarter	48.20	31.05	69,864.02	15.74	10.20	3,247.35
Fourth Quarter	36.00	18.30	58,753.02	11.38	5.02	3,389.52
November	24.30	18.30	59,209.40	7.57	5.02	3,947.30
December	24.70	19.30	62,057.74	7.68	5.83	3,109.55
2009 (through May 26)	38.20	23.05	69,646.93	12.00	6.66	3,841.87
First Quarter	29.90	23.05	66,737.51	9.01	6.66	3,524.08
January	27.50	23.05	67,638.20	8.60	6.83	3,398.41
February	27.80	23.30	60,908.45	8.47	6.96	3,560.08
March	29.90	24.25	71,422.55	9.01	6.66	3,607.23
April	35.25	28.50	73,911.45	10.85	8.66	4,348.21
May (through May 26)	38.20	32.95	73,883.24	12.00	10.27	4,356.69

(1)	Each ADS represents the right to receive 10 common shares.

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

Objects and Purpose

The scope of our business as set forth in Article 2 of our articles of incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, organic light emitting diodes and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active-matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, original design manufacturing and original equipment manufacturing business for flat panel display modules and the simultaneous operation of a trade business relating to our business. We plan to amend our articles of incorporation in the coming 2009 AGM to include two new business items: (i) solar cell, modules, and related system and service; and (ii) new green energy related system and service.

Directors

Our board of directors is elected by our shareholders and is responsible for the management of our business. Our articles of incorporation provide that our board of directors is to have between seven to nine members and we plan to amend our articles of incorporation in the coming 2009 AGM to have nine to eleven directors. Currently, our board of directors is composed of nine directors. The chairman of our board is elected by the directors. The chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years.

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Chieh-Chien Chao and Tze-Kaing Yang.

The election of our directors by our shareholders may be conducted by means of cumulative voting or other voting mechanics, if any, adopted in our articles of incorporation. Pursuant to the ROC Company Law, the election of our directors is currently conducted by means of cumulative voting, as our articles of incorporation do not provide for another voting mechanism. The most recent election for all of the directors was held on June 13, 2007. We plan to amend our articles of incorporation in the coming 2009 AGM to adopt a candidate nomination system for the election of directors.

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

Shares

As of April 30, 2009, our authorized share capital was NT$90 billion, divided into nine billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 8,505,719,634 shares were issued. We plan to amend our articles of incorporation in the coming 2009 AGM to increase our authorized share capital to NT$100 billion.

On June 19, 2008, our shareholders approved the issuance of 637,136,290 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance was August 1, 2008.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a registration to, the FSC and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings.

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

Except for trust enterprises or share transfer agents approved by the FSC, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our shares, the votes of those shareholders in excess of 3% of our total issued shares will not be counted.

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

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the FSC, for the following purposes:

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

Financial Statements

For a period of at least fifteen days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share registrar in Taipei, for inspection by our shareholders.

Transfer Restrictions

Our directors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the FSC at least three days before the transfer, provided that such reporting is not required if the number of shares transferred per day does not exceed 10,000.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taiwan Securities Co. Ltd., Bl, No.96, Jianguo N. Rd, Sec.1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

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

10.E. Taxation

ROC Tax Considerations

The following summarizes the principal ROC tax consequences of owning and disposing of ADSs and shares if you are not a resident of the ROC (a “non-ROC resident”). You will be considered a non-ROC resident for the purposes of this section if:

•	you are an individual and you are not physically present in the ROC for 183 days or more during any calendar year; or

•	you are an entity and you are organized under the laws of a jurisdiction other than the ROC and have no fixed place of business or other permanent establishment or business agent in the ROC.

You should consult your own tax advisors concerning the tax consequences of owning ADSs or shares in the ROC and any other relevant taxing jurisdiction to which you are subject.

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares, are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. There is no withholding tax with respect to stock dividends declared out of our capital reserves.

Capital Gains

Gains realized on ROC securities transactions inside or outside of the ROC are currently exempt from ROC income tax. In addition, sales of ADSs by non-ROC resident holders are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

Securities Transaction Tax

The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

Subject to allowable exclusions, deductions and exemptions, any property within the ROC of a deceased individual is subject to a 10% estate tax, and any property within the ROC donated by any individual is subject to a 10% gift tax. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether or not ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-ROC resident are exempt from income tax, but may be subject to ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

•       25% of the gains realized by non-ROC entities; and

•       35% of the gains realized by non-ROC individuals.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-ROC resident holders of our ADS or shares.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium and Denmark which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with  retroactive effect. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	dealers and traders in securities who use a mark-to-market method of accounting;

•	certain financial institutions;

•	tax-exempt entities, including “individual retirement accounts”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•
persons holding ADSs or shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or shares;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If a partnership holds our ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or shares, you are urged to consult your tax advisor.

The U.S. Treasury has expressed concerns that parties to whom American Depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American Depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

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

This discussion assumes that we were not a passive foreign investment company for our 2008 taxable year, as discussed below.

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

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of the ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15% if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations—Dividends.” Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited.  Holders should consult their tax advisors with respect to the creditability of any such ROC tax.  The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2008 taxable year.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition (including certain pledges) of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by you on your ADSs or shares exceeds 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.  You should consult your tax advisor to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were a PFIC with respect to a particular U.S. Holder for the taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

If you own ADSs or shares during any year in which the company is a PFIC, you must generally file an IRS form 8621 with respect to the Company, generally with your federal income tax return for that year.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

As of December 31, 2008, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$119.8 million and ¥3,708.5 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$467.7 million and ¥5,618.2 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$753.2 million as of December 31, 2008, which represents 98.4% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of ¥635.8 million attributable to our Japanese operations as of December 31, 2008, which represents 0.9% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,268.8 million and ¥57,130.4 million, respectively, relating to our overseas vendors.

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

As of December 31, 2008, we had 133 outstanding interest rate swap agreements with 15 major international financial institutions, having a total notional principal amount of NT$45,111.1 million.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets. For debt obligations, the table sets forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated. We do not have any capital lease obligations.

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value at December 31, 2008
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	467,507	—	—	—	—	—	467,507	467,507
Average interest rate	0.638%	—	—	—	—	—	0.638%	0.638%
Fixed rate (NT$)	35,821,664	—	—	—	—	—	35,821,664	35,821,664
Average interest rate	1.520%	—	—	—	—	—	1.520%	1.520%
Fixed rate (JP¥)	5,618,237	—	—	—	—	—	5,618,237	5,618,237
Average interest rate	0.429%	—	—	—	—	—	0.429%	0.429%
Fixed rate (CNY)	607,000	—	—	—	—	—	607,000	607,000
Average interest rate	1.516%	—	—	—	—	—	1.516%	1.516%
Fixed rate (CZK)	110,000	—	—	—	—	—	110,000	110,000
Average interest rate	4.009%	—	—	—	—	—	4.009%	4.009%
Liabilities Bonds:
Secured (NT$)(1)	5,500,000	5,500,000	6,000,000	3,500,000	—	—	20,500,000	20,808,217
Fixed rate	1.741%	1.976%	2.503%	2.900%	—	—	2.225%	—
Secured Long-term Loans:
Fixed rate (NT$)	550,000	475,000	—	—	—	—	1,025,000	1,034,664
Average interest rate	2.715%	2.734%			—	—	2.724%	—
Variable rate (NT$)	29,941,872	31,543,967	31,946,583	19,745,575	10,717,295	2,222,222	126,117,514	—
Average interest rate(2)	1.994%	1.918%	2.146%	2.280%	2.659%	2.077%	2.116%	—
Interest Rate Swaps(3):
Variable to fixed (NT$)(4)	4,500,000	1,000,000	23,333,333	13,777,778	—	—	42,611,111	(823,991)
Pay rate	2.536%	2.040%	2.046%	2.484%	—	—	2.239%	—

(1)	NT$2.5 billion are variable rate which have been fully hedged through structure interest rate swaps and NT$18.0 billion are fixed rate.

(2)	The weighted average interest rate of the NT$-denominated loan.

(3)	90-day Taipei Money Market Secondary middle rate settled quarterly (1.125% on December 31, 2008).

(4)	We also have additional NT$2.5 billion of structure interest rate swaps outstanding as of December 31, 2008 for the purpose of hedging our variable rate bonds.

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

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2008:

(in thousands)
Contracts to sell NT$/Buy US$:
Aggregate contract amount	NT$1,001,650
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell US$/Buy EUR:
Aggregate contract amount	US$21,033
Average contractual exchange rate	EUR0.71 per US$
Contracts to sell NT$/Buy Japanese yen:
Aggregate contract amount	NT$14,983,792
Average contractual exchange rate	JPY2.92 per NT$

(in thousands)
Contracts to sell US$/Buy JPY:
Aggregate contract amount	US$33,500
Average contractual exchange rate	JPY97.10 per US$
Contracts to sell US$/Buy CNY:
Aggregate contract amount	US$15,000
Average contractual exchange rate	CNY6.86 per US$
Contracts to sell CNY/Buy US$:
Aggregate contract amount	CNY48,272
Average contractual exchange rate	US$0.15 per CNY
Fair value of all forward contracts(1)	NT$1,038,700

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report, have concluded that based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2008.

Our independent registered public accounting firm, KPMG, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2008, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2007 and 2008, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated May 25, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
May 25, 2009

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2007 and 2008.

	Year ended December 31,
Services	2007	2008
	NT$	NT$
	(in thousands)
Audit Fees(1)	40,000	50,300
Tax Fees(2)	—	—
Total	40,000	50,300

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate governance practices are governed by applicable ROC law and our articles of incorporation. Also, because our shares are registered with the SEC and are listed on the New York Stock Exchange (“NYSE”), we are subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.

Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. However, all NYSE-listed foreign private issuers must comply with NYSE Sections 303A.06, 303A.11, 303A.12(b) and 303A.12(c).

Item 16G as well as NYSE Section 303A.11 requires that foreign private issuers disclose any significant ways in which their corporate governance practices differ from US companies under NYSE listing standards. A NYSE-listed foreign private issuer is required to provide to its US investors, a brief, general summary of the significant differences, either: (a) on the company website in English, or (b) in its annual report distributed to its US investors. To comply with NYSE Section 303A.11, we have prepared the comparison in the table below.

The most relevant differences between our corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	Our Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.
ROC law does not require a public company to have a majority of independent directors on its board of directors.   ROC law requires public companies meeting certain criteria to have two independent directors but no less than one-fifth of the total number of our directors.  We have three independent directors on our nine-member board of directors.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).

Our standards for determining director independence, which comply with ROC requirements for directors independence, may differ from the standards imposed by the NYSE.

The independence standards of our directors are disclosed in our ROC annual report.

Our board of directors have affirmatively determined that our three independent directors  have no material relationship with us.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement, and our non-management directors do not meet at regularly scheduled executive sessions without management.
NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.
ROC law does not contain such a requirement, and we do not have a nominating/corporate governance committee.
NYSE Section 303A.05 requires listed companies to have a compensation committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.

We are not required by ROC regulations to have a compensation committee and we do not have a compensation committee.  However, the ROC Company Law requires that the measures by which director compensation are determined either be set forth in the company's articles of incorporation or be approved at a shareholders’ meeting.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that substantially conforms with the requirements of Rule 10A-3 under the Exchange Act.

NYSE Standards for US Companies under Listed Company Manual Section 303A	Our Corporate Practices
NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members.	Our audit committee is composed of our three independent directors.
NYSE Section 303A.07(b) All members of the audit committee are required to be independent.	Our audit committee members comply with the independence requirements of Rule 10A-3 under the Exchange Act.
NYSE Section 303A.07(c) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A-3(b)(1) of the Exchange Act.
Our audit committee has a written charter that is substantially similar to the requirements of NYSE Section 303A.07(c).
NYSE Section 303A.07(d) requires each company to have an internal audit function that provides to the management and to the audit committee regular assessments on the company’s risk management processes and internal control system.
Our internal audit function complies with the requirements of NYSE Section 303A.07(d).
NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.
Under ROC law, shareholders approval is required for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the FSC, Executive Yuan, ROC, and to approve share buy-back programs and the transfer of shares to employees under such programs.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)

We currently comply with ROC non-binding corporate governance principles promulgated by the Taiwan Stock Exchange, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

NYSE Section 303A.10 provides for the adoption of a code of business conduct and ethics and sets out the topics that such code must contain.
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

NYSE Standards for US Companies under Listed Company Manual Section 303A	Our Corporate Practices

principal accounting officer or controller, or persons performing similar  functions, we believe that the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.
ROC law does not contain such a requirement. But, in order to comply with relevant SEC regulations, our CEO is required to certify in our 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of our operation.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.

ROC law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, our CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to Section 303A.

ROC law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, we will comply with NYSE Section 303A.12(c).

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2008 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)   Report of Independent Registered Public Accounting Firm.

(b)   Consolidated Balance Sheets of AU Optronics Corp. and subsidiaries as of December 31, 2007 and 2008.

(c)   Consolidated Statements of Income of AU Optronics Corp. and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

(d)   Consolidated Statements of Stockholders’ Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

(e)   Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2006, 2007 and 2008.

(f)   Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (English translation) (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F as filed with the Commission on June 3, 2008).

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

8.1	List of Subsidiaries.

12.1	Certification of Lai-Juh (L.J.) Chen, Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

12.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

13.1	Certification of Lai-Juh (L.J.) Chen, Chief Executive Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU OPTRONICS CORP.

By:	/s/ LAI-JUH (L.J.) CHEN
	Name:	Lai-Juh (L.J.) Chen
	Title:	Chief Executive Officer

Date: May 27, 2009

Certification

I, Lai-Juh (L.J.) Chen, the Chief Executive Officer of AU Optronics Corp., or the registrant, certify that:

1.	I have reviewed this annual report on Form 20-F of AU Optronics Corp.;

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

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 27, 2009

By:	/s/ LAI-JUH (L.J.) CHEN
	Name:	Lai-Juh (L.J.) Chen
	Title:	Chief Executive Officer

Certification

I, Andy Yang, the Chief Financial Officer of AU Optronics Corp., or the registrant, certify that:

1.	I have reviewed this annual report on Form 20-F of AU Optronics Corp.;

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

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 27, 2009

By:	/s/ ANDY YANG
	Name:	Andy Yang
	Title:	Chief Financial Officer

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006, 2007 and 2008

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the Republic of China.

As further described in note 2(za) to the consolidated financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share-based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

As further described in note 2(za) to the consolidated financial statements, the Company adopted, effective January 1, 2006, ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation,” the amended ROC SFAS No. 1, “Conceptual Framework for Financial Accounting and Preparation of Financial Statements,” and the amended ROC SFAS No. 5, “Long-term Investments under Equity Method.”

The consolidated financial statements as of and for the year ended December 31, 2008, have been translated into United States dollars solely for the convenience of the readers.  We have audited the translation, and in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(y) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
May 25, 2009

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2008
(Expressed in thousands of New Taiwan dollars and US dollars)

	2007	2008
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	89,889,607	83,434,697	2,546,847
Accounts receivable, net (note 7)	71,056,007	22,225,324	678,429
Receivables from related parties, net (note 22)	4,854,909	1,673,753	51,091
Other current financial assets (note 7)	2,350,885	3,082,294	94,087
Inventories, net (note 8)	35,431,026	23,610,687	720,717
Prepayments and other current assets (note 24)	4,522,302	5,348,063	163,250
Noncurrent assets held-for-sale (note 9)	1,283,738	-	-
Deferred tax assets (note 19)	6,973,799	5,380,440	164,238
Financial assets measured at fair value—current (note 6)	168,868	1,067,531	32,586
Available-for-sale financial assets—current (note 4)	1,347,131	470,301	14,356
Total current assets	217,878,272	146,293,090	4,465,601
Long-term investments:
Equity-method investments (note 10)	5,170,893	6,651,601	203,040
Financial assets measured at fair value—noncurrent (note 6)	24,452	-	-
Available-for-sale financial assets—noncurrent (note 4)	2,123,631	595,750	18,185
Hedging derivative financial assets—noncurrent (note 6)	274,772	5,398	165
Financial assets carried at cost (note 5)	741,045	583,197	17,802
Total long-term investments	8,334,793	7,835,946	239,192
Property, plant and equipment (notes 11, 22 and 23):
Land	6,273,615	6,273,615	191,502
Buildings	70,998,565	73,598,148	2,246,586
Machinery and equipment	478,090,243	513,629,547	15,678,558
Other equipment	21,119,878	25,143,816	767,516
	576,482,301	618,645,126	18,884,162
Less: accumulated depreciation	(228,944,207)	(301,831,632)	(9,213,420)
Construction in progress	8,323,470	12,312,856	375,850
Prepayments for purchases of land and equipment	7,973,541	60,221,909	1,838,276
Net property, plant and equipment	363,835,105	389,348,259	11,884,868
Intangible assets:
Goodwill (note 12)	14,020,962	11,280,595	344,341
Deferred pension cost (note 17)	-	9,509	290
Core technologies (note 12)	2,144,158	918,925	28,050
Technology-related fees (notes 12 and 24)	3,389,326	3,339,120	101,927
Total intangible assets	19,554,446	15,548,149	474,608
Other assets:
Idle assets, net (note 11)	1,842,099	2,612,320	79,741
Refundable deposits	81,764	215,869	6,590
Deferred charges	2,998,386	2,815,010	85,928
Deferred tax assets (note 19)	285,578	2,005,382	61,214
Restricted cash in bank (note 23)	33,500	25,501	779
Long-term prepayments for materials (note 24)	2,448,174	-	-
Prepaid pension cost (note 17)	167,123	236,112	7,207
Total other assets	7,856,624	7,910,194	241,459
Total Assets	617,459,240	566,935,638	17,305,728

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2007 and 2008
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2007	2008
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 13)	136,594	4,857,260	148,268
Accounts payable	88,985,579	45,929,222	1,401,991
Payables to related parties (note 22)	7,591,890	12,249,003	373,901
Accrued expenses and other current liabilities	25,811,939	24,471,869	747,005
Financial liabilities measured at fair value—current (note 6)	318,875	28,831	880
Equipment and construction in progress payable	15,952,167	21,363,213	652,113
Current installments of long-term borrowings (notes 16 and 23)	30,242,288	30,491,872	930,765
Current installments of bonds payable (notes 14, 15 and 23)	5,342,890	13,093,382	399,676
Liabilities directly related to noncurrent assets held-for-sale (note 9)	138,681	-	-
Total current liabilities	174,520,903	152,484,652	4,654,599
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent (note 6)	-	40,711	1,243
Bonds payable, excluding current installments (notes 14 and 23)	13,500,000	15,000,000	457,875
Convertible bonds payable (notes 15 and 23)	8,845,355	2,690,900	82,140
Long-term borrowings, excluding current installments (notes 16 and 23)	119,670,211	96,650,642	2,950,264
Hedging derivative financial liabilities—noncurrent (note 6)	81,667	788,678	24,074
Total long-term liabilities	142,097,233	115,170,931	3,515,596
Other liabilities	21,239	21,319	651
Total liabilities	316,639,375	267,676,902	8,170,846
Stockholders’ equity (note 18):
Capital stock:
Common stock, NT$10 par value	78,177,055	85,057,196	2,596,374
Capital in advance	474,951	-	-
Capital surplus	113,808,167	113,651,334	3,469,210
Retained earnings:
Legal reserve	7,437,591	13,079,368	399,248
Unappropriated retained earnings	89,092,396	76,912,630	2,347,760
	96,529,987	89,991,998	2,747,008
Cumulative translation adjustments	1,050,051	2,330,858	71,150
Minimum pension liability (note 17)	-	(40,252)	(1,229)
Unrealized gains (losses) on financial instruments	1,738,754	(932,163)	(28,454)
	291,778,965	290,058,971	8,854,059
Minority interests	9,040,900	9,199,765	280,823
Total stockholders’ equity	300,819,865	299,258,736	9,134,882
Commitments and contingent liabilities (note 24)
Total Liabilities and Stockholders’ Equity	617,459,240	566,935,638	17,305,728

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2006	2007	2008
	NT$	NT$	NT$	US$

Net sales (note 22)	293,106,770	480,183,626	423,928,193	12,940,421
Cost of goods sold (note 22)	263,256,485	394,005,401	368,600,330	11,251,536
Gross profit	29,850,285	86,178,225	55,327,863	1,688,885
Operating expenses (note 22):
Selling	6,776,339	11,600,525	11,492,831	350,819
General and administrative	4,094,917	5,432,426	7,907,578	241,379
Research and development	4,762,767	5,870,518	5,335,196	162,857
	15,634,023	22,903,469	24,735,605	755,055
Operating income	14,216,262	63,274,756	30,592,258	933,830
Non-operating income and gains:
Interest income	1,136,209	1,693,005	1,845,712	56,340
Investment gains recognized by equity method, net (note 10)	-	201,155	-	-
Foreign currency exchange gains, net	598,282	-	-	-
Gains on valuation of financial instruments (note 6)	-	1,396,372	3,902,317	119,118
Other income (note 22)	488,256	987,020	1,709,071	52,169
	2,222,747	4,277,552	7,457,100	227,627
Non-operating expenses and losses:
Interest expenses	3,401,740	6,150,817	4,203,946	128,325
Investment losses recognized by equity method, net (note 10)	1,701,545	-	313,621	9,573
Foreign currency exchange losses, net	-	1,271,735	4,994,189	152,448
Depreciation of idle assets	224,728	811,355	654,639	19,983
Asset impairment losses (notes 4, 5 and 11)	287,052	547,240	1,394,297	42,561
Losses on valuation of financial instruments (note 6)	608,572	-	-	-
Other losses	15,068	207,317	217,755	6,647
	6,238,705	8,988,464	11,778,447	359,537
Earnings before income tax and cumulative effect of changes in accounting principles	10,200,304	58,563,844	26,270,911	801,920
Income tax expense (note 19)	1,068,324	2,087,910	4,629,066	141,302
Income before cumulative effect of changes in accounting principles	9,131,980	56,475,934	21,641,845	660,618
Cumulative effect of changes in accounting principles (note 2(za))	(38,585)	-	-	-
Net income	9,093,395	56,475,934	21,641,845	660,618
Attributable to:
Equity holders of the parent company	9,103,472	56,417,766	21,267,386	649,188
Minority interests	(10,077)	58,168	374,459	11,430
Net income	9,093,395	56,475,934	21,641,845	660,618

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Income (continued)

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2006	2007	2008
	NT$	NT$	NT$	US$

Earnings per share—Basic (note 20):
Income before cumulative effect of changes in accounting principles	1.42	7.22	2.50	0.08
Cumulative effect of changes in accounting principles	(0.01)	-	-	-
Basic EPS—net income	1.41	7.22	2.50	0.08
Basic EPS—retroactively adjusted	1.27	6.68

Earnings per share—Diluted (note 20):
Income before cumulative effect of changes in accounting principles	1.32	6.86	2.41	0.07
Cumulative effect of changes in accounting principles	(0.01)	-	-	-
Diluted EPS—net income	1.31	6.86	2.41	0.07
Diluted EPS—retroactively adjusted	1.18	6.35

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2006	5,830,548	58,305,471	-	57,664,144	4,964,545	201,809	34,507,005	59,213	-	-	117,305	155,819,492
Appropriation for legal reserve	-	-	-	-	1,562,699	-	(1,562,699)	-	-	-	-	-
Issuance of employee stock bonus	88,605	886,051	-	-	-	-	(886,051)	-	-	-		-
Employees’ profit sharing—cash	-	-	-	-	-	-	(379,736)	-	-	-	-	(379,736)
Remuneration to directors and supervisors	-	-	-	-	-	-	(21,097)	-	-	-	-	(21,097)
Cash dividends	-	-	-	-	-	-	(1,749,164)	-	-	-	-	(1,749,164)
Stock dividends to shareholders	174,916	1,749,164	-	-	-	-	(1,749,164)	-	-	-	-	-
Issuance of new shares for merger	1,479,110	14,791,100	-	52,957,471	-	-	-	-	-	-	-	67,748,571
Employee stock options assumed from merger with QDI	-	-	-	76,062	-	-	-	-	-	-	-	76,062
Issuance of stock for employee stock option exercised	224	2,242	-	6,390	-	-	-	-	-	-	-	8,632
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	-	(28,449)	-	-	-	-	-	11,912	-	(16,537)
Net income	-	-	-	-	-	-	9,103,472	-	-	-	-	9,103,472
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	-	(10,077)	(10,077)
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	-	-	-	255,159	-	255,159
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	-	-	(239,889)	-	(239,889)
Foreign currency translation adjustments	-	-	-	-	-	-	-	246,644	-	-	-	246,644
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	-	234,786	234,786
Balance at December 31, 2006	7,573,403	75,734,028	-	110,675,618	6,527,244	201,809	37,262,566	305,857	-	27,182	342,014	231,076,318

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2007	7,573,403	75,734,028	-	110,675,618	6,527,244	201,809	37,262,566	305,857	-	27,182	342,014	231,076,318
Appropriation for legal reserve	-	-	-	-	910,347	-	(910,347)	-	-	-	-	-
Issuance of employee stock bonus	57,352	573,519	-	-	-	-	(573,519)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	-	(245,793)	-	-	-	-	(245,793)
Remuneration to directors and supervisors	-	-	-	-	-	-	(30,500)	-	-	-	-	(30,500)
Cash dividends	-	-	-	-	-	-	(1,514,793)	-	-	-	-	(1,514,793)
Stock dividends to shareholders	151,479	1,514,793	-	-	-	-	(1,514,793)	-	-	-	-	-
Reversal of special reserve	-	-	-	-	-	(201,809)	201,809	-	-	-	-	-
Issuance of stock for conversion of bonds	34,104	341,037	460,668	2,901,626	-	-	-	-	-	-	-	3,703,331
Deferred compensation cost for employee stock options	-	-	-	3,890	-	-	-	-	-	-	-	3,890
Issuance of stock for employee stock option exercised	1,368	13,678	14,283	98,530	-	-	-	-	-	-	-	126,491
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	-	128,503	-	-	-	-	-	(11,291)	-	117,212
Net income	-	-	-	-	-	-	56,417,766	-	-	-	-	56,417,766
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	-	58,168	58,168
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	-	-	-	1,326,391	-	1,326,391
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	-	-	-	396,472	-	396,472
Foreign currency translation adjustments	-	-	-	-	-	-	-	744,194	-	-	-	744,194
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	-	8,640,718	8,640,718
Balance at December 31, 2007	7,817,706	78,177,055	474,951	113,808,167	7,437,591	-	89,092,396	1,050,051	-	1,738,754	9,040,900	300,819,865

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2008	7,817,706	78,177,055	474,951	113,808,167	7,437,591	-	89,092,396	1,050,051	-	1,738,754	9,040,900	300,819,865
Appropriation for legal reserve	-	-	-	-	5,641,777	-	(5,641,777)	-	-	-	-	-
Issuance of employee stock bonus	243,725	2,437,247	-	-	-	-	(2,437,247)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	-	(1,624,832)	-	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	-	-	(138,604)	-	-	-	-	(138,604)
Cash dividends	-	-	-	-	-	-	(19,670,577)	-	-	-	-	(19,670,577)
Stock dividends to shareholders	393,412	3,934,115	-	-	-	-	(3,934,115)	-	-	-	-	-
Issuance of stock for conversion of bonds	48,829	488,289	(460,668)	100,418	-	-	-	-	-	-	-	128,039
Issuance of stock for employee stock option exercised	2,049	20,490	(14,283)	20,402	-	-	-	-	-	-	-	26,609
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	-	(277,653)	-	-	-	-	-	(202,187)	-	(479,840)
Net income	-	-	-	-	-	-	21,267,386	-	-	-	-	21,267,386
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	-	374,459	374,459
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	-	-	(1,763,605)	-	(1,763,605)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	-	-	(705,125)	-	(705,125)
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,280,807	-	-	-	1,280,807
Minimum pension liability	-	-	-	-	-	-	-	-	(40,252)	-	-	(40,252)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	-	(215,594)	(215,594)
Balance at December 31, 2008	8,505,720	85,057,196	-	113,651,334	13,079,368	-	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Balance at December 31, 2008 (in US$)		2,596,374	-	3,469,210	399,248	-	2,347,760	71,150	(1,229)	(28,454)	280,823	9,134,882
See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars and US dollars)

	2006	2007	2008
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income	9,093,395	56,475,934	21,641,845	660,618
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,632,568	77,546,880	78,411,867	2,393,525
Amortization of intangible assets and deferred charges	2,127,650	4,158,688	2,776,565	84,755
Provision for inventory devaluation	3,309,176	361,874	5,008,379	152,881
Unrealized foreign currency exchange losses (gains), net	(393,310)	880,974	2,298,557	70,163
Asset impairment losses	287,052	547,240	1,394,297	42,561
Losses (gains) on valuation of financial instruments	675,381	(381,052)	(1,075,326)	(32,824)
Cumulative effect of changes in accounting principles	38,585	-	-	-
Investment losses (gains) recognized by equity method, net	1,701,545	(201,155)	313,621	9,573
Proceeds from cash dividends	26,903	84,342	142,368	4,346
Losses (gains) on sale of investment securities	(25,172)	(25,014)	142,267	4,343
Amortization of premium for convertible bonds and commercial paper	(549,683)	(375,095)	(3,732)	(114)
Losses (gains) from disposal and write-off of property, plant and equipment, and others	(2,224)	52,687	33,631	1,027
Changes in operating assets and liabilities, net of effects from merger with QDI in 2006:
Decrease (increase) in accounts receivable (including related parties)	598,788	(14,211,494)	51,485,303	1,571,590
Decrease (increase) in inventories, net	(13,975,020)	7,042,635	6,823,368	208,283
Decrease (increase) in deferred tax assets, net	(159,586)	(2,435,780)	2,411,066	73,598
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	1,191,679	(1,854,495)	1,625,308	49,612
Increase (decrease) in accounts payable (including related parties)	14,569,014	17,881,742	(39,799,729)	(1,214,888)
Increase (decrease) in accrued expenses and other current liabilities	(532,219)	11,474,524	(1,453,395)	(44,365)
Increase in prepaid pension assets	(87,790)	(96,521)	(118,750)	(3,625)
Net cash provided by operating activities	68,526,732	156,926,914	132,057,510	4,031,059

Cash flows from investing activities:
Acquisition of property, plant and equipment	(87,246,727)	(65,136,668)	(98,355,181)	(3,002,295)
Proceeds from disposals of property, plant and equipment, noncurrent assets held-for-sale, and idle assets	279,615	138,003	1,344,356	41,036
Proceeds from disposal of and return of investments in available-for-sale financial assets	12,771	205,564	270,250	8,249
Purchase of long-term investments	(8,396,518)	(1,209,033)	(2,889,016)	(88,187)
Proceeds from disposal of and return of long-term investments	60,373	76,166	378	12
Decrease (increase) in restricted cash in bank	(11,000)	9,700	7,999	244
Increase in intangible assets and deferred charges	(2,488,687)	(2,029,574)	(1,502,092)	(45,851)
Decrease (increase) in refundable deposits	49,054	219,069	(134,105)	(4,094)
Cash increase (decrease) resulting from change in consolidated entity	(32,528)	1,603,665	-	-
Cash assumed from merger with QDI	14,473,057	-	-	-
Net cash used in investing activities	(83,300,590)	(66,123,108)	(101,257,411)	(3,090,886)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of New Taiwan dollars and US dollars)

	2006	2007	2008
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(1,618,585)	(3,592,871)	4,720,666	144,099
Increase in guarantee deposits	3,275	3,054	2,912	89
Repayment of long-term borrowings and bonds payable	(19,753,513)	(76,843,555)	(57,993,509)	(1,770,254)
Proceeds from long-term borrowings and bonds payable	55,791,101	36,845,178	37,299,393	1,138,565
Proceeds from issuance of stock for employee stock options exercised	8,632	126,491	26,609	812
Cash dividends	(1,749,164)	(1,514,793)	(19,670,577)	(600,445)
Remuneration to directors and supervisors, and employees’ profit sharing	(400,833)	(276,293)	(1,763,436)	(53,829)
Proceeds from issuance of subsidiary shares to minority interests	269,907	436,222	40,000	1,221
Cash dividends to minority interests and others	-	-	(97,667)	(2,981)
Net cash provided by (used in) financing activities	32,550,820	(44,816,567)	(37,435,609)	(1,142,723)

Effect of exchange rate change on cash	(114,687)	(23,172)	180,600	5,513
Net increase (decrease) in cash and cash equivalents	17,662,275	45,964,067	(6,454,910)	(197,036)
Cash and cash equivalents at beginning of year	26,263,265	43,925,540	89,889,607	2,743,883
Cash and cash equivalents at end of year	43,925,540	89,889,607	83,434,697	2,546,847

Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	2,883,499	6,263,952	4,112,907	125,547
Cash paid for income taxes	1,232,844	930,586	5,179,223	158,096
Additions to property, plant and equipment:
Increase in property, plant and equipment	89,246,312	49,903,453	103,289,880	3,152,927
Decrease (increase) in construction-in-progress and prepayments	(1,999,585)	15,233,215	(4,934,699)	(150,632)
	87,246,727	65,136,668	98,355,181	3,002,295

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	41,889,820	35,585,178	43,585,254	1,330,441
Issuance of common stock for bond conversion rights exercised	-	3,703,331	128,039	3,908
Impact of change in consolidated entities:
Cash	(32,528)	1,603,665	-	-
Non-cash assets	(68,195)	15,562,075	-	-
Liabilities	37,811	(1,584,927)	-	-
Minority interests	35,121	(8,204,496)	-	-
	(27,791)	7,376,317	-	-
Cash assumed from merger with QDI:
Common stock issued as consideration for merger	67,764,472
Employee stock options assumed	73,383
Liabilities assumed	122,887,762
Less: non-cash assets acquired	(161,964,552)
Less: goodwill	(14,288,008)
	14,473,057

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2006, 2007 and 2008

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

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000.  AUL is a holding company investing in wholly owned foreign subsidiaries AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (“AUE”), AU Optronics Korea Ltd. (“AUK”), AU Optronics Corporation Japan (“AUJ”), AU Optronics (Shanghai) Corp. (“AUSH”), AU Optronics (Xiamen) Corp. (“AUXM”), AU Optronics Singapore Pte. Ltd. (“AUSA”), and AU Optronics (Czech) s.r.o. (“AUZ”), Tech-Well (Shanghai) Display Corp. (“AUSJ”) and a 73.53%-owned subsidiary, Darwin Precisions (L) Corp. (“DPL”).  AUS, AUSJ and AUXM are engaged in the assembly of TFT-LCD module products in Mainland China.  AUA, AUJ, AUE, AUK and AUSA are mainly engaged in the after-sale service of TFT-LCDs.  AUSH is engaged in the sale of TFT-LCD module products in Mainland China.  AUZ is engaged in the repair of TFT-LCD related products in the Czech Republic.  DPL is a holding company investing in the wholly owned foreign subsidiary Darwin Precisions (Hong Kong) Limited (“DPHK”).  Darwin Precisions (Suzhou) Corp. (“DPS”) and Darwin Precisions (Xiamen) Corp. (“DPXM”) are wholly owned subsidiaries of DPHK.  DPS and DPXM are engaged in the manufacture and assembly of backlight modules in Mainland China.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002.  Konly is an investment holding company for investments in other technology companies.

On October 1, 2006, AUO acquired controlling interests in QDL, QIL, QDIT, QDJ, and AUSJ in connection with the merger with QDI.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

QDI Development Limited (“QDL”) is a wholly owned subsidiary of AUO.  QDL is a holding company investing in the wholly owned foreign subsidiary Quanta Display Japan Inc. (“QDJ”), which is engaged in the sale of TFT-LCD module products in Japan.  In October 2007, QDJ completed the liquidation process.  In May 2008, QDL also completed the liquidation process.

Ronly Venture Corp. (“Ronly”), formerly Quanta Display Technology Investment Ltd. (“QDIT”), is a wholly owned subsidiary of AUO.  Ronly is an investment holding company in marketable securities.

Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”) is mainly engaged in the manufacture and sale of color filters.  In August 2006, AUO acquired a 39.7% ownership interest in Toppan CFI.  In October 2006, AUO made additional investment and increased its ownership interest to 49%, and entered into a shareholders agreement with Toppan Printing Co., Ltd. (“Toppan Printing”).  As AUO was able to exercise significant influence over Toppan CFI’s operating and financial policies, AUO accounted for its investment in Toppan CFI using the equity method of accounting in 2006.  On March 15, 2007, AUO and Toppan Printing amended the shareholders agreement.  Pursuant to the amended shareholders agreement, AUO was able to exercise control over the operating, financial and personnel policies of Toppan CFI.  As a result, effective from the date of amendment to the shareholders agreement, Toppan CFI is included in the Company’s consolidated financial statements.

In November 2007, AUL established a wholly owned foreign subsidiary, AUZ.  In November 2007, DPL established a wholly owned foreign subsidiary, DPHK, and transferred its original shareholdings in DPS and DPXM to DPHK in December 2007.

In April and August 2008, AUO established wholly owned subsidiaries Lextar Electronics Corp. (“Lextar”) and Darwin Precisions Corp. (“DPT”), respectively.  Lextar is mainly engaged in the manufacture and sale of Light Emitting Diode (“LED”) products.  DPT is mainly engaged in the manufacture and sale of backlight modules.  In October 2008, AUO established a 60%-owned subsidiary, BriView Technology (“BVT”).  BVT is mainly engaged in the manufacture and sale of liquid crystal products and related parts.  In December 2008, QIL completed the liquidation process and transferred its 74.07% shareholding in AUSJ to AUL.  In addition, in December 2008, AUL made additional investment in DPL and increased its ownership interest from 50% to 73.53%.

As of December 31, 2007 and 2008, AUO and its consolidated subsidiaries had 49,110 and 43,267 employees, respectively.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Revenue is recognized when title to the products, and the risks and rewards of ownership are transferred to customers, which occurs principally at the time of shipment.  Allowance and related provisions for sales returns and discounts are estimated based on historical experience.  Such provisions are deducted from sales in the year the products are sold.

(c)	Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenues and expenses during the reporting periods.  Economic conditions and events could cause actual results to differ significantly from such estimates.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Asset impairment

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

The CGU to which goodwill is allocated for the purposes of impairment testing is reviewed for impairment annually.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized.

(f)	Cash equivalents and restricted cash in bank

The Company considers all highly liquid investments, such as investments in government bonds with repurchase agreements with original maturity of three months or less, to be cash equivalents.  Time deposits which are provided as collateral are classified as restricted cash in bank presented under current assets or noncurrent assets depending on the term of the obligation secured by such collateral.

(g)	Financial instruments

The Company uses transaction-date accounting for financial instrument transactions.  Upon initial recognition, financial instruments are evaluated at fair value.  Except for financial assets and liabilities measured at fair value through profit or loss, acquisition cost or issuance cost is added to the originally recognized amount.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)
Available-for-sale financial assets:  These are measured at fair value, and any changes, excluding impairment loss and unrealized foreign currency exchange gain or loss, are reported as a separate component of stockholders’ equity until realized.  Realized gain or loss on financial instruments is charged to current operations.  If there is objective evidence of impairment, an impairment loss is recognized in profit or loss.  If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss decreases, the previously recognized impairment loss for equity securities is reversed to the extent of the decrease and recorded as an adjustment to equity, while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurs after the impairment loss is recognized.

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

(5)	Hedging-purpose derivative financial instruments: These are derivative instruments entered into to hedge exposure to interest rate risks and effective as hedges.

(h)	Derivative financial instruments and hedging activities

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on the age, credit quality, and results of management’s evaluation of collectibility of the outstanding balance of accounts receivable.

(j)	Inventories

Inventories are recorded at cost, and cost is determined using the weighted-average method.  The allocation of fixed production overheads is based on the capacity of the production facilities.  If the actual level of production is different from the capacity of production facilities, the difference, if any, is adjusted to inventories and cost of sales on a proportional basis.  At each period-end, inventories are measured at the lower of cost or fair value.  The fair value of raw materials is determined on the basis of replacement cost.  The fair value of finished goods and work-in-progress is determined on the basis of net realizable value.

Effective January 1, 2008, unallocated fixed production overheads as a consequence of abnormally low production are charged to the cost of sales in the period in which they are incurred; see note 2(za) for a discussion of the impact of adoption of the amended ROC SFAS No. 10, “Inventories.”

(k)	Equity-method investments

When the Company has the ability to exercise significant influence over the operating and financial policies of the investee (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), those investments are accounted for using the equity method.

Effective January 1, 2006, under the amended ROC SFAS No. 5, “Long-term Investments under Equity Method,” and ROC SFAS No. 25, “Business Combinations,” the difference between acquisition cost and carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of noncurrent assets on the investee’s books.  Allocated amounts are amortized based on the method used for the related assets.  Any unallocated difference is treated as investor-level goodwill.  If the allocation reduces noncurrent assets to zero value, the remaining excess over acquisition cost is recognized as an extraordinary gain.

Prior to January 1, 2006, investor-level goodwill was amortized over five years on a straight-line basis.  Commencing January 1, 2006, as required by the amended ROC SFAS No. 5, investor-level goodwill is no longer amortized but tested for impairment.

Upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss.  In proportion to the percentage disposed of, capital surplus resulting from the Company’s proportionate share in the net equity of the investee is recognized in profit or loss.

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

The Company’s share of the difference resulting from translation of the financial statements of a foreign investee accounted for under the equity method into New Taiwan dollars, net of the related tax effect, are recorded as cumulative translation adjustments in stockholders’ equity.

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

Deferred charges consist of the cost of the software systems, electrical facility installation charges, expense associated with syndicated loans, bond issuance costs, and land use rights.  The cost of the software systems, electrical facility installation charges, and expense associated with syndicated loans are amortized over the estimated useful lives of three to seven years on a straight-line basis.  Bond issuance costs are amortized using the straight-line method over the period from the issuance date to the maturity date (five years).  The amortization of issuance costs associated with loans and bonds under the straight-line method is not materially different from the amount determined using the effective interest method.  In the case of early redemption of bonds, the unamortized bond issuance cost is charged to current operations.  The cost of land use rights is amortized using the straight-line method over the lease term of 50 years.

(n)	Goodwill and other intangible assets

Effective January 1, 2007, the Company adopted ROC SFAS No. 37, “Intangible Assets.”  In accordance with ROC SFAS No. 37, other than intangible assets acquired by way of government grant, which are measured at the fair value, intangible assets are initially measured at cost.  After initial recognition, intangible assets are measured at cost plus a revaluation increment (in accordance with ROC laws and regulations), less any subsequent accumulated amortization and accumulated impairment losses.  The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over the estimated useful life using the straight-line method from the date that the asset is available for use.  The residual value, the amortization period, and the amortization method are reviewed at least annually at each fiscal year-end, and any changes are accounted for as changes in accounting estimates.  An intangible asset with an indefinite useful life is not amortized, but its useful life is reviewed annually at each fiscal year-end to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset.  The change from an indefinite useful life to a finite useful life is accounted for as a change in accounting estimate.  The adoption of ROC SFAS No. 37 had no impact on the Company’s consolidated financial statements.

Technology-related fees, including purchased patents and licenses pursuant to patent licensing agreements, are amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from three to 15 years.

Expenditure on research, other than goodwill and intangible assets acquired in a business combination, is charged to expense as incurred.  Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete the intangible asset and use or sell it; (3) its ability to use or sell the intangible asset; (4) the probability that the intangible asset will generate future economic benefits; (5) the availability of adequate technical, financial and other resources to complete the development project; and (6) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Other development expenditure is charged to expense as incurred.

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination.  Effective January 1, 2006, in accordance with the amended ROC SFAS No. 25, goodwill is no longer amortized but is tested for impairment in accordance with ROC SFAS No. 35, “Impairment of Assets,” at least annually or more frequently if events or circumstances indicate it might be impaired.

Core technologies, primarily technologies in the design, manufacture and assembly of TFT-LCD products acquired in connection with the merger with QDI on October 1, 2006, are amortized using the straight-line method over the estimated useful lives of three years.

(o)	Noncurrent assets held-for-sale

Effective January 1, 2007, the Company adopted ROC SFAS No. 38, “Accounting for Noncurrent Assets Held for Sale and Discontinued Operations.”  A noncurrent asset is classified as held-for-sale when it is available for immediate sale in its present condition subject only to terms that are usual and customary for sale, and the sale is highly probable within one year.  Noncurrent assets classified as held-for-sale are measured at the lower of carrying amount or fair value less costs to sell, and cease to be depreciated or amortized.  Noncurrent assets classified as held-for-sale are presented separately on the balance sheet.

An impairment loss, measured as the amount by which the carrying amount of a noncurrent asset held-for-sale exceeds its fair value, is charged to current operations.  A gain from any subsequent increase in fair value less costs to sell is recognized to the extent that it is not in excess of the cumulative impairment loss that was recognized previously in accordance with ROC SFAS No. 35.

(p)	Convertible bonds assumed in a business combination

Convertible bonds assumed from business combination with QDI on October 1, 2006 were recorded at fair value at the date of acquisition.  The difference between the recorded amount and the par value of the convertible bonds is amortized and charged to current operations as interest expense using the interest method over the respective remaining redemption periods.

When bondholders exercise the right to convert bonds into common stock, the number of shares to be issued is calculated based on the principal amount of the bond and conversion price applicable at the date of conversion.  The par value of the shares is credited to common stock.  The difference between the carrying value of the bonds and the par value of common stock, unamortized premium or discount upon the conversion of the bonds, and related issuance cost are recorded as capital surplus.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Retirement plans

Pursuant to government regulations and the ROC Labor Standards Law (the “old system”), AUO and its subsidiaries located in the Republic of China establish employee noncontributory and defined benefit retirement plans covering full-time employees in the Republic of China.  Under the defined benefit plans, employees are eligible for retirement, or are required to retire, after fulfilling certain age or service requirements.  Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement.  Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter.  The maximum retirement benefit is 45 months of salary.  The defined benefit plans are funded by contributions made by the Company, plus earnings thereon.  On a monthly basis, the Company contributes two percent of wages and salaries to a pension fund maintained with Bank of Taiwan (formerly with the Central Trust of China before it merged with and into Bank of Taiwan on July 1, 2007).  Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.  For the defined benefit plans, the Company adopted ROC SFAS No. 18, “Accounting for Pensions,” which requires the Company to perform an actuarial calculation on its pension obligation as of each fiscal year-end.  Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of participants.  A deferred pension cost is recognized and classified under intangible assets when the additional minimum liability does not exceed the sum of unrecognized net transition obligation.  The excess, which represents a net loss not yet recognized as net periodic pension cost, is reported as a reduction of equity.  The unrecognized net transition obligation, and unrecognized pension gain or loss, are amortized on a straight-line basis.

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

AUL, DPL, QIL and DPHK have not set up their retirement plans.  AUA, AUJ, AUE, AUK, AUSA, AUS, AUSH, AUXM, AUSJ, AUZ, DPS and DPXM have set up their respective retirement plans based on local government regulations.

(r)	Employee bonuses and remuneration to directors

Effective January 1, 2008, employee bonuses and remuneration to directors are estimated and charged to expense in accordance with Accounting Research and Development Foundation (“ARDF”) Interpretation No. 2007-052, and included in the cost of goods sold and operating expense, as appropriate.  The difference, if any, between the amount approved by stockholders in the subsequent year and the amount estimated in the current-year financial statements is accounted for as a change in accounting estimate, and charged to profit or loss in the period during which stockholders’ approval is obtained.  No subsequent adjustment to compensation expense is made if the employee stock bonuses were to be settled through the issuance of stock.  The number of

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

common shares to be issued, if any, as employee stock bonuses in subsequent year will be computed based on the closing price of the Company’s common stock on the day before the stockholders’ meeting.

(s)	Share-based payment transactions

The Company adopted ROC SFAS No. 39, “Share-based Payment,” for share-based payment arrangements with grant date on or after January 1, 2008.

An equity-settled share-based payment transaction is measured based on the fair value of the award at the grant date, and recognized as expenses over the vesting period with a corresponding increase in equity.  The vesting period is estimated based on the vesting conditions under the share-based payment arrangement.  Vesting conditions include service conditions and performance conditions (including market conditions).  In estimating the fair value of an equity-settled share-based award, only the effect of market conditions is taken into consideration.  A cash-settled share-based payment transaction is measured at the balance sheet date and settlement date based on the fair value of the award as of those dates and is recorded as a liability incurred for the goods and services received.  Changes in fair values are charged to current operations.  The fair value of share-based award is estimated using the Black-Scholes option-pricing model, taking into account the exercise price, current market price of the underlying shares and management’s best estimate of the expected term, expected volatility, expected dividends, and risk-free interest rate.

For all period presented, the Company did not have any share-based payment arrangement within the scope of ROC SFAS No. 39.

(t)	Employee stock options assumed in a business combination

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

(u)	Government grants

Income from government grants for research and development is recognized as non-operating income when qualifying expenditures are made and income is realizable.

(v)	Income taxes

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

income tax assets.  The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the deferred tax assets will not be realized, a valuation allowance is recognized accordingly.

If a valuation allowance is recognized at the acquisition date for deferred tax assets acquired through business combination accounted for using the purchase method of accounting, the income tax benefit recognized as a result of the elimination of valuation allowance subsequent to the acquisition is to be applied first to reduce goodwill related to the acquisition.  The remaining tax benefit, if any, is applied to reduce income tax expense attributable to continuing operations.

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

Income taxes of the Company are calculated based on tax laws of the various countries and jurisdictions where the respective subsidiary companies were incorporated.  Income tax returns are filed by each entity separately and not on a combined basis.  Income tax expense of the Company is the sum of income tax expenses of AUO and consolidated subsidiary companies.

(w)	Investment tax credits

Investment tax credits arising from the purchase of equipment and machinery, research and development expenditures, and employee training expenditures are recognized using the flow-through method.  Income tax expense is reduced by available investment tax credits that are generated in the current year or carried over from the prior years.

(x)	Earnings per common share (“EPS”)

Basic EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  The Company’s convertible bonds, employee stock options, and employee stock bonuses to be issued after January 1, 2009 are potential common stock.  In computing diluted EPS, net income (loss) and the weighted-average number of common shares outstanding during the year are adjusted for the effects of dilutive potential common stock, assuming dilutive shares equivalents had been issued.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock, and employee stock bonuses issued prior to January 1, 2009.  Effective January 1, 2009, EPS are not retroactively adjusted for employee stock bonuses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars.  Translation of the 2008 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the reader using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2008, of NT$32.76 to US$1.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(z)	Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

(za)	Accounting changes

Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation,” the amended ROC SFAS No. 1, “Conceptual Framework for Financial Accounting and Preparation of Financial Statements,” and the amended ROC SFAS No. 5.  The impact on net income and basic EPS of the Company for the year ended December 31, 2006, was as follows:

	For the year ended December 31, 2006
Nature of accounting changes	Increase (decrease) in net income	Increase (decrease) in basic EPS
	NT$	NT$
	(in thousands, except for per share data)

Accounting for financial instruments	(183,363)	(0.024)
Accounting for investor-level goodwill	112,969	0.015
	(70,394)	(0.009)

On January 1, 2006, as a result of the adoption of ROC SFAS No. 34, the Company recognized NT$(38,585) thousand as cumulative effect of changes in accounting principles for adjustments made to the carrying amounts of financial instruments classified as financial assets or liabilities measured at fair value through profit or loss, and NT$(225,564) thousand as a separate component of stockholders’ equity for adjustments made to the carrying amounts of financial instruments classified as available-for-sale and financial instruments effective as hedges.

Effective January 1, 2007, the Company adopted ROC SFAS No. 37.  Upon initial adoption of ROC SFAS No. 37, management reviewed the appropriateness of the amortization periods and amortization method related to its intangible assets with finite useful lives, and concluded that no changes should be made.  The initial adoption of ROC SFAS No. 37 had no impact on the Company’s consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2007, the Company adopted ROC SFAS No. 38 and reclassified certain noncurrent assets as held-for-sale (refer to note 9 for further details).  The impact on net income and basic EPS for the year ended December 31, 2007, resulting from the adoption of ROC SFAS No. 38 was immaterial.

Effective January 1, 2008, the Company adopted ROC SFAS No. 39 and ARDF Interpretation No. 2007-052 to classify, measure, recognize, and disclose the Company’s share-based payment transactions, employee bonuses and remuneration to directors.  Upon the adoption of ROC SFAS No. 39, the Company’s net income and basic EPS for the year ended December 31, 2008, decreased by NT$2,838,788 (US$86,654) thousand and NT$0.33 (US$0.01), respectively.  In addition, pursuant to ARDF Interpretation No. 2008-169, the computation of basic and diluted EPS is no longer required to retroactively adjust for the effects of employee stock bonuses approved at the stockholders’ meeting held in and after year 2009.

Effective January 1, 2008, the Company adopted the amended ROC SFAS No. 10.  Upon the adoption of ROC SFAS No. 10, as amended, the Company’s net income and basic EPS decreased by NT$2,433,241 (US$74,275) thousand and NT$0.29 (US$0.01), respectively, for the year ended December 31, 2008.

3.         Cash and Cash Equivalents

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Cash and bank deposits	65,564,544	63,880,848	1,949,965
Government bonds	24,325,063	19,553,849	596,882
	89,889,607	83,434,697	2,546,847

The Company purchases ROC government bonds under agreements to sell substantially the same securities within 30 days of the repurchase agreements.  Interest rates ranged from 1.80% to 1.85% and 0.3% to 1.2% in 2007 and 2008, respectively.

4.         Available-for-sale Financial Assets

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)
Current:
Publicly listed stocks	1,347,131	470,301	14,356
Noncurrent:
Publicly listed stocks	2,123,631	595,750	18,185

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2008, the Company determined its investment in certain publicly listed stocks was impaired due to a significant and other-than-temporary decline in fair value.  As a result, the Company recognized impairment losses of NT$386,810 (US$11,807) thousand for the year ended December 31, 2008.

5.	Financial Assets Carried at Cost—noncurrent

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Non-publicly listed stocks	741,045	583,197	17,802

In 2008, the Company determined its investment in certain non-publicly listed stocks was impaired due to a significant and other-than-temporary decline in value. As a result, the Company recognized impairment loss of NT$397,364 (US$12,130) thousand for the year ended December 31, 2008.

6.	Derivative Financial Instruments and Hedging Policy

(a) Derivative financial instruments

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)
Derivative financial assets:
Foreign currency forward contracts	168,868	1,067,531	32,586
Interest rate swap contracts	299,224	5,398	165

Derivative financial liabilities:
Foreign currency forward contracts	318,875	28,831	880
Interest rate swap contracts	81,667	829,389	25,317

The aforementioned derivative financial instruments were classified in the consolidated balance sheets under the current and noncurrent portion of financial assets and liabilities measured at fair value, except for derivative financial instruments designated as hedges, which were classified under hedging derivative financial assets and liabilities—noncurrent.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2007 and 2008, outstanding foreign currency forward contracts were as follows:

December 31, 2007
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy NTD	Jan. 2008 – Feb. 2008	USD1,665,000 / NTD53,698,655
Sell USD / Buy YEN	Jan. 2008 – Apr. 2008	USD11,000 / YEN1,252,557
Sell NTD / Buy YEN	Jan. 2008 – Mar. 2008	NTD14,851,446 / YEN51,189,498

December 31, 2008
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy YEN	Jan. 2009 – Feb. 2009	USD33,500 / YEN3,252,780
Sell NTD / Buy YEN	Jan. 2009 – Mar. 2009	NTD14,983,792 / YEN43,739,100
Sell NTD / Buy USD	Jan. 2009	NTD1,001,650 / USD30,000
Sell USD / Buy EUR	Jan. 2009	USD21,033 / EUR15,000
Sell USD / Buy CNY	Jan. 2009 – May 2009	USD15,000 / CNY102,847
Sell CNY / Buy USD	Jan. 2009	CNY48,272 / USD7,000

The Company entered into foreign exchange forward contracts with several banks to manage foreign currency exchange risk resulting from business operations and investment activities.  For the years ended December 31, 2006, 2007 and 2008, unrealized gains (losses) resulting from changes in fair value of derivative contracts amounted to NT$(669,147) thousand, NT$356,625 thousand and NT$1,188,052 (US$36,265) thousand, respectively.  The Company has not adopted hedge accounting for foreign exchange forward contracts.

The Company entered into interest rate swap contracts with several banks to manage interest risk exposure arising from the Company’s financing activities.  As of December 31, 2007 and 2008, the total notional amount of outstanding interest rate swap contracts amounted to NT$65,611,111 thousand and NT$45,111,111 (US$1,377,018) thousand, respectively.  Of the total notional amounts as of December 31, 2007 and 2008, NT$60,611,111 thousand and NT$39,611,111 (US$1,209,130) thousand, respectively, were related to effective hedges (see hedge accounting detailed below).  For the years ended December 31, 2006, 2007 and 2008, unrealized gains (losses) resulting from changes in fair value of derivative contracts recognized in earnings amounted to NT$(4,860) thousand, NT$24,427 thousand and NT$(112,726) (US$(3,441)) thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Hedge accounting

The Company entered into interest rate swap transactions to hedge its exposure to changes in cash flows associated with fluctuating interest rates on its floating-rate long-term debts.  As of December 31, 2007 and 2008, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2007
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Bonds payable with variable interest rate	Interest rate swap contracts	(27,226)	Jan. 2008– Apr. 2009	Jan. 2008– Apr. 2009
Long-term borrowings with variable interest rate	Interest rate swap contracts	220,331	Jan. 2008– Dec. 2012	Jan. 2008– Dec. 2012

December 31, 2008
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Bonds payable with variable interest rate	Interest rate swap contracts	5,398	Jan. 2009– Apr. 2009	Jan. 2009– Apr. 2009
Long-term borrowings with variable interest rate	Interest rate swap contracts	(788,678)	Jan. 2009– Dec. 2012	Jan. 2009– Dec. 2012

Unrealized gains (losses) on derivative financial instruments effective as cash flow hedges were NT$396,472 thousand and NT$(705,125) (US$(21,524)) thousand as of December 31, 2007 and 2008, respectively, which were recognized as a separate component of stockholders’ equity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.         Accounts Receivable, net

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Accounts receivable	72,295,269	23,359,219	713,041
Less: allowance for doubtful accounts	(282,940)	(97,608)	(2,979)
allowance for sales returns and discounts	(956,322)	(1,036,287)	(31,633)
	71,056,007	22,225,324	678,429

During 2007 and 2008, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

December 31, 2007
Underwriting bank	Factoring limit	Amount advanced	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)
Chinatrust Commercial Bank	USD15,000	-	USD45,050	USD45,050	See below	None
Mega International Commercial Bank	USD15,000	-	USD60,853	USD60,853	See below	None
Mizuho Corporate Bank	USD95,000	-	USD299,957	USD299,957	See below	None
Standard Chartered Bank	USD80,000	USD12,003	USD164,701	USD164,701	See below	None

December 31, 2008
Underwriting bank	Factoring limit	Amount advanced	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)
Mizuho Corporate Bank	USD95,000	-	USD123,831	USD123,831	See below	None
Standard Chartered Bank	USD36,000	USD12,000	USD330,795	USD330,795	See below	None
Bank of China	USD40,000	USD25,948	USD63,517	USD63,517	See below	None

Note (a):	Under these facilities, the Company, irrevocably and without recourse, transferred accounts receivable to the respective underwriting banks.

Note (b):
To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of financial difficulties are borne by respective banks.  The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in recovering these receivables.

Note (c):	The Company had informed its customers subject to the facilities to make payment directly to respective the underwriting banks.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note (d):
As of December 31, 2007 and 2008, total outstanding receivables resulting from the above transactions, net of fees charged by underwriting banks, of NT$1,759,783 thousand and NT$2,493,779 (US$76,123) thousand, respectively, were classified under other current financial assets.

8.         Inventories, net

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Finished goods	20,055,132	17,165,109	523,966
Work-in-progress	15,508,156	11,773,496	359,386
Raw materials and spare parts	3,639,471	3,085,962	94,199
	39,202,759	32,024,567	977,551
Less: provision for inventory obsolescence and devaluation	(3,771,733)	(8,413,880)	(256,834)
	35,431,026	23,610,687	720,717

9.         Noncurrent Assets Held-for-sale and Related Liabilities

On October 31, 2007, AUO’s board of directors resolved to dispose of a module-assembly facility located in Songjiang, Mainland China.  The sale was highly probable within one year; therefore, related noncurrent assets and liabilities were classified as held-for-sale and measured at the net fair value as of December 31, 2007.  In April 2008, the sale was completed at the estimated net fair value.  Information related to the noncurrent assets held-for-sale and liabilities directly related to the noncurrent assets is summarized below:

December 31, 2007
NT$ (in thousands)

Deferred charge—land use rights	38,876
Building	1,017,728
Machinery and equipment	327,177
Allowance for impairment loss	(100,043)
1,283,738
Liabilities directly related to the noncurrent assets	(138,681)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.       Equity-Method Investments

	December 31,
	2007		2008
	Ownership interest	Amount	Ownership interest	Amount
	%	NT$	%	NT$	US$
	(in thousands)
Qisda Corporation (“Qisda”) (formerly BenQ Corporation)	5	1,586,885	10	2,713,352	82,825
Cando Corporation (“Cando”)	21	1,206,015	18	1,138,212	34,744
Nano Electro-Optical Technology Co., Ltd (“Nano-Op”)	16	702,807	16	682,472	20,832
Forhouse Corporation (“Forhouse”)	-	-	15	457,230	13,957
Wellypower Optronics Corporation Ltd. (“Wellypower”)	9	478,414	9	437,848	13,365
Asia Pacific Genesis Venture Capital Fund L.P. (“Asia Pacific VC”)	11	356,508	11	271,451	8,286
Entire Technology Co., Ltd. (“Entire”)	13	266,451	12	270,944	8,271
Raydium Semiconductor Corp. (“Raydium”)	16	192,170	16	268,685	8,202
Daxin Materials Corp. (“Daxin”)	35	206,632	35	190,070	5,802
Light House Technology Co., Ltd. (“LHTC”)	20	127,890	17	165,226	5,044
Apower Optronics Corporation (“Apower”)	5	46,687	5	34,840	1,063
Dazzo Technology Corporation (“Dazzo”)	-	-	26	19,948	609
Verticil Electronic Corp. (“Verticil”)	-	-	30	1,323	40
Sita Technology Corp. (“Sita”)	45	434	-	-	-
Patentop Ltd. (“Patentop”)	41	-	41	-	-
		5,170,893		6,651,601	203,040

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Company’s investment in Qisda, the Company determined that it has the ability to exercise significant influence over the operating and financial policies of Qisda, and therefore, the Company accounts for its investment in Qisda under the equity method of accounting.  On April 11, 2008, AUO made additional investment in Qisda by purchasing 90,456,800 shares of common stock issued by Qisda in a private placement offering at NT$22.11 per share, totaling NT$2,000,000 thousand.  The Company cannot dispose of its investment in these private placement shares within three years of issuance unless certain conditions provided under Article 43-8 of the ROC Securities and Exchange Act are met.

In January 2007, the Company made additional investment in Nano-Op and increased its ownership interest to 16%.  The Company has the ability to exercise significant influence over the operating and financial policies of Nano-Op, and therefore, the Company accounts for its investment in Nano-Op under the equity method of accounting.

In March and June 2008, the Company acquired 45% and 26% of equity interests in Verticil and Dazzo, respectively, and accounted for its investments in Verticil and Dazzo under the equity method of accounting.  In September 2008, the Company’s equity interest in Verticil decreased to 30% as a result of disproportionate participation in Verticil’s capital increase.  The Company continues to account for its investment in Verticil under the equity method of accounting.  In September 2008, the Company acquired 15% equity interest in Forhouse. The Company determined that it has the ability to exercise significant influence over the operating and financial policies of Forhouse, and therefore, the Company accounts for its investment in Forhouse under the equity method of accounting.

In accordance with ROC SFAS No. 35, the Company determined that the cost of its investment in Patentop was not recoverable, and therefore, the Company recognized impairment loss on the remaining carrying amount of its investment during 2005.

As of December 31, 2007 and 2008, market value of the Company’s equity-method investments in publicly listed companies, determined based on quoted market price at year-end, was as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Qisda	2,855,336	1,194,908	36,475
Nano-Op	821,909	269,966	8,241
Forhouse	-	293,500	8,959
Wellypower	1,184,020	227,288	6,938
	4,861,265	1,985,662	60,613

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2007 and 2008, details of the difference between acquisition cost and fair value of net assets acquired were as follows:

	For the year ended December, 31, 2007
	Beginning balance	Current- period change	Effect of disposal or change in consolidated entity	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Amortizable assets	(559,893)	-	478,335	49,706	(31,852)
Goodwill	607,849	51,105	-	-	658,954
Other assets	288,037	-	28,207	(54,642)	261,602
	335,993	51,105	506,542	(4,936)	888,704

	For the year ended December 31, 2008
	Beginning balance	Current- period change	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	US$
	(in thousands)

Amortizable assets	(31,852)	(508,138)	14,452	(525,538)	(16,042)
Goodwill	658,954	-	-	658,954	20,115
Other assets	261,602	(103,796)	4,859	162,665	4,965
	888,704	(611,934)	19,311	296,081	9,038

11.       Property, Plant and Equipment, and Idle Assets

On October 31, 2007, AUO’s board of directors resolved to dispose of a module-assembly facility located in Songjiang, Mainland China.  Pursuant to ROC SFAS No. 38, the Company reclassified NT$1,283,738 thousand to noncurrent assets held-for-sale.  In April 2008, the sale was completed; see note 9 for further details.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest capitalized and included in property, plant and equipment for the years ended December 31, 2006, 2007 and 2008, consisted of the following:

	For the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Buildings	68,827	230,051	351,979	10,744
Machinery and equipment	574,833	441,593	1,010,719	30,852
	643,660	671,644	1,362,698	41,596

The interest rates applied for the capitalization ranged from 2.49% to 6.37%, 1.92% to 7.74%, and 3.28% to 7.74% in 2006, 2007 and 2008, respectively.

Certain property, plant and equipment were pledged as collateral; see note 23.

Idle assets as of December 31, 2007 and 2008, consisted of the following:

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)
Cost:
Land	478,214	478,214	14,598
Buildings	544,421	544,421	16,618
Machinery and other equipment	4,713,325	8,845,770	270,017
	5,735,960	9,868,405	301,233
Less: accumulated depreciation	(3,241,491)	(6,377,846)	(194,684)
	2,494,469	3,490,559	106,549
Less: allowance for devaluation of idle assets	(652,370)	(878,239)	(26,808)
	1,842,099	2,612,320	79,741

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.       Intangible Assets

Intangible assets as of December 31, 2007 and 2008, consisted of the following:

	December 31, 2007
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Goodwill	14,288,008	-	(267,046)	-	14,020,962
Core technologies	3,369,392	-	-	(1,225,234)	2,144,158
Technology-related fees	2,485,374	2,673,277	-	(1,769,325)	3,389,326
	20,142,774	2,673,277	(267,046)	(2,994,559)	19,554,446

	December 31, 2008
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)

Goodwill	14,020,962	-	(2,740,367)	-	11,280,595	344,341
Core technologies	2,144,158	-	-	(1,225,233)	918,925	28,050
Technology-related fees	3,389,326	765,896	-	(816,102)	3,339,120	101,927
	19,554,446	765,896	(2,740,367)	(2,041,335)	15,538,640	474,318

In 2006, in accordance with ROC SFAS No. 25, the Company recognized goodwill related to the merger with QDI of NT$14,288,008 thousand, which represented the excess of purchase price, determined based on the market price of shares issued by AUO and other direct transaction costs incurred, over the fair value of net identifiable assets at the date of acquisition (which was October 1, 2006).

In accordance with ROC SFAS No. 25, the purchase price was allocated to certain contingent liabilities assumed based upon estimated fair value at the date of acquisition.  In September 2007, the amount of liabilities assumed was determined.  Pursuant to ROC SFAS No. 25, as the resolution of uncertainty occurred within 12 months of the acquisition, the Company recorded an adjustment to related liabilities and goodwill of NT$267,046 thousand.

Pursuant to ROC SFAS No. 22, “Income Taxes,” if a valuation allowance is recognized at the acquisition date for deferred tax assets acquired, the income tax benefits recognized as a result the elimination of valuation allowance subsequent to the acquisition is to be applied first to reduce goodwill related to the acquisition.  In 2008, AUO recorded an downward adjustment to valuation allowance on deferred tax assets recognized in connection with the merger with QDI of NT$2,740,367 (US$83,650) thousand, with a corresponding adjustment to reduce goodwill.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.      Short-term Borrowings

The Company entered into unsecured short-term bank loans to support its working capital requirements.  Short-term borrowings as of December 31, 2007 and 2008, consisted of the following:

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Short-term borrowings	136,594	4,857,260	148,268
Unused available balance	24,203,785	38,760,054	1,183,152

Interest rates on short-term borrowings outstanding as of December 31, 2007 and 2008, ranged from 5.70% to 7.47% and 1.80%-6.40%, respectively.

14.	Bonds Payable

Bonds payable as of December 31, 2007 and 2008, consisted of the following:

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)
Secured bonds payable:
Secured Bond 1	5,000,000	2,500,000	76,313
Secured Bond 2	6,000,000	6,000,000	183,150
Secured Bond 3	5,000,000	5,000,000	152,625
Secured Bond 4	-	7,000,000	213,675
	16,000,000	20,500,000	625,763
Less: current portion	(2,500,000)	(5,500,000)	(167,888)
	13,500,000	15,000,000	457,875
Interest payable	157,952	224,051	6,839
Unused available balance	7,000,000	-	-

As of December 31, 2008, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2009	5,500,000	167,888
2010	5,500,000	167,888
2011	6,000,000	183,150
2012	3,500,000	106,837
	20,500,000	625,763

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant terms of secured bonds payable are summarized as follows:

	Secured Bond 1	Secured Bond 2	Secured Bond 3	Secured Bond 4

Par value	NT$6,000,000 thousand	NT$6,000,000 thousand	NT$5,000,000 thousand	NT$7,000,000 thousand
Issue date	Apr. 23 – 24, 2004	Jun. 6 – 13, 2005	Mar. 21, 2006	Aug. 22, 2008
Issue price	At par value	At par value	At par value	At par value
Coupon rate	As stated below	Bond I: 2.0000% Bond II: 1.9901%	Fixed rate 1.948%	Fixed rate 2.90%
Duration	As stated below	Jun. 6, 2005 – Jun. 13, 2010	Mar. 21, 2006 – Mar. 21, 2011	Aug. 22, 2008 – Aug. 22, 2012
Bank that provided guarantee	Mega International Commercial Bank and eleven other banks	Bank of Taiwan and eight other banks	Mizuho Corporate Bank and six other banks	Mizuho Corporate Bank and three other banks
Redemption	As stated below	As stated below	As stated below	As stated below

Secured Bond 1 is divided into five types, namely, I, II, III, IV and V, based upon their respective issuance structures.  Type I has a fixed coupon rate of 1.43%, and the remaining have floating rates.  However, AUO has entered into separate interest rate swap contracts that have the effect of converting the floating rates into fixed rates.  Whereas Type I has a three-year term, the rest have a term of five years.  AUO is obligated to repay the principal amount of each tranche under Type I in full at maturity; the principal amount of tranches A-F under Type II, tranches A, B, E, and F under Type III, and tranches A and B under Type IV will be repaid in 3 installments in the proportion of 10/60, 25/60 and 25/60 at the end of year 3, 4 and 5, respectively, from their respective issuance date; tranches G and H under Type II, tranches C and D under Type III, tranches C and D under Type IV, and tranches A-D under Type V will be repaid in two equal installments at the end of year 4 and 5 from their respective issuance date.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Secured Bond 4 is calculated based on simple interest.  AUO is obligated to make annual interest payments for the bond.  The bond is payable in two equal installments at the end of year 3 and 4 from its issuance date.

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

As of December 31, 2008, the current portion of bonds payable of NT$5,500,000 thousand comprised (a) Secured Bond 1 of NT$2,500,000 thousand, representing the third installment of Type II, Type III and Type IV of NT$625,000 thousand, NT$416,667 thousand, and NT$208,333 thousand, respectively, and the second installment of Type II, Type III, Type IV and Type V of NT$250,000 thousand, NT$250,000 thousand, NT$250,000 thousand and NT$500,000 thousand, respectively, due on April 23, 2009, and (b) Secured Bond 2 of NT$3,000,000 thousand, representing the first installment of Type I and Type II of NT$1,500,000 thousand and NT$1,500,000 thousand, respectively, due on June 6, 2009.

All of the aforementioned bonds are secured by bank guarantees through an arrangement of a syndicated bank guarantee facility.  Based on financial covenants under the syndicate agreement for the bond guarantee, AUO is obligated to maintain its current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt ratio, interest coverage ratio, and tangible net worth, as defined, at a certain level.  AUO complied with the aforementioned financial covenants in 2007 and 2008.

Certain of AUO’s assets are pledged to secure the bonds payable; see note 23.

15.	Convertible Bonds Payable

AUO assumed the convertible bonds of QDI in connection with the merger with QDI on October 1, 2006, and recorded the outstanding convertible bonds payable at fair value on the date of acquisition.

AUO assumed two unsecured domestic convertible corporate bonds (hereinafter referred to as “TCB 1” and “TCB 2”) and two unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 2” and “ECB 3”) from the merger with QDI.  In 2007, AUO redeemed the total principal amount outstanding of ECB 2 in whole, amounting to US$1,950 thousand.  Details of these convertible bonds are discussed in detail in the following paragraphs.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2007 and 2008, outstanding convertible bonds payable consisted of the following:

	December 31, 2007
	TCB 1	TCB 2	ECB 3	Total
	NT$	NT$	NT$	NT$
	(in thousands)

Convertible bonds payable	5,194,300	2,749,300	3,765,217	11,708,817
Unamortized premium (discount)	(114,162)	93,590	-	(20,572)
	5,080,138	2,842,890	3,765,217	11,688,245
Less: current portion	-	(2,842,890)	-	(2,842,890)
	5,080,138	-	3,765,217	8,845,355

	December 31, 2008
	TCB 1	TCB 2	ECB 3	Total
	NT$	NT$	NT$	NT$	US$
	(in thousands)

Convertible bonds payable	5,194,300	2,690,900	2,427,861	10,313,061	314,806
Unamortized premium (discount)	(28,779)	-	-	(28,779)	(878)
	5,165,521	2,690,900	2,427,861	10,284,282	313,928
Less: current portion	(5,165,521)	-	(2,427,861)	(7,593,382)	(231,788)
	-	2,690,900	-	2,690,900	82,140

As the TCB 2 bondholders had the right to request AUO to repurchase outstanding bonds on July 18, 2008, the entire outstanding balances were reclassified as a current liability as of December 31, 2007.
The TCB 2 bondholders did not exercise such put right, which expired during 2008.  AUO reclassified TCB 2’s outstanding balance as a long-term liability as of December 31, 2008.

As of December 31, 2008, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2009	7,593,382	231,788
2010	2,690,900	82,140
	10,284,282	313,928

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

Conversion price
NT$70.49, as adjusted, effective October 1, 2006, as a result of merger with QDI.  The conversion price was adjusted to NT$68.61 and NT$62.55 as a result of earnings distributions on August 10, 2007 and July 31, 2008, respectively.

Put right	No

Redemption terms
(a)       Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.
(b)       Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the closing price of its common shares on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.
(c)       Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$1,050,000 thousand.

During 2007, certain bondholders exercised their rights to convert bonds into common shares with total principal amount of NT$3,200 thousand.  There was no conversion during 2008.

(b)       Domestic convertible bond 2 (“TCB 2”)

Par value	NT$6,000,000 thousand

Original issue date	July 18, 2005

Original issue price	At par value

Coupon rate	0%

Maturity date	July 18, 2010

Collateral	None

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Conversion method	Bondholders may convert bonds into AUO’s common shares at any time between August 18, 2005, and July 8, 2010.

Conversion price
NT$44.10, as adjusted, effective October 1, 2006, as a result of merger with QDI.  The conversion price was adjusted to NT$42.92 and NT$38.21 as a result of earnings distributions on August 10, 2007, and July 31, 2008, respectively.

Put right	Bondholders have the right to request AUO to repurchase bonds on July 18, 2008, at par.

Redemption terms
(a)   Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par. (b)   Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the closing price of its common shares on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.
(c)   Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$600,000 thousand.

During 2007 and 2008, certain bondholders exercised their rights to convert bonds with total principal amount of NT$3,237,800 thousand and NT$58,400 thousand, respectively, into common shares.

(c)        Overseas convertible bond 3 (“ECB 3”)

Par value	US$294,500 thousand

Original issue date	November 26, 2004

Original issue price	At par value

Coupon rate	0%

Maturity date	November 26, 2009

Collateral	None

Conversion method	Bondholders may, at any time from 41 days after issuance to the 10 days before maturity, convert bonds into AUO’s common shares or certificates exchangeable for common stock.

Conversion price
NT$52.54, as adjusted, effective October 1, 2006, as a result of merger with QDI.  The conversion price was adjusted to NT$51.13 and NT$47.30 as a result of earnings distributions on August 10, 2007, and July 31, 2008, respectively.  For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$32.57 is used.

Put right	Bondholders have the right to request AUO to repurchase bonds on January 26, 2007, at par.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Redemption terms
(a)       Unless previously redeemed, purchased and cancelled, or converted, bonds will be redeemed on maturity at par.
(b)       Effective from the 26th month of issuance, AUO may, at any time after January 26, 2007, redeem the bonds at par, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 125% of the conversion price (translated into U.S. dollars at the rate of NT$32.57 = US$1) for 30 consecutive trading days.
(c)      AUO may redeem the total amount of outstanding bonds in whole at par in the event that 95% of the bonds have been previously redeemed, converted, or purchased and cancelled.

During 2007 and 2008, certain bondholders exercised their rights to convert bonds with total principal amount of US$8,826 thousand and US$2,200 thousand, respectively, into common shares.

During 2008, AUO purchased outstanding bonds amounted to US$40,000 thousand, and recognized a gain of NT$142,055 (US$4,336) thousand for the year ended December 31, 2008.

16.	Long-term Borrowings

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2007	2008
			NT$	NT$	US$
			(in thousands)

Bank of Taiwan	As stated below, see note (b)	From Dec. 18, 2004, to Dec. 18, 2011, NT$49,000 million and US$150 million, repayable in 9 semi-annual installments starting from Dec. 2007, annual interest at 3.44%-6.49% in 2007 and 3.47%-3.85% in 2008.	47,875,888	35,949,387	1,097,356
Bank of Taiwan	As stated below, see note (b)	From Dec. 29, 2005, to Dec. 29, 2012, NT$37,000 million, repayable in 9 semi-annual installments starting from Dec. 2008, annual interest at 3.45% in 2007 and 3.49% in 2008.	37,000,000	32,885,600	1,003,834
Mega International Commercial Bank (see note (a) below)	As stated below, see note (b)	From Jul. 14, 2006, to Jul. 14, 2013, NT$27,000 million, repayable in 10 semi-annual installments starting from Jan. 2009, annual interest at 3.40% in 2007 and 3.06% in 2008.	14,000,000	27,000,000	824,176

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2007	2008
			NT$	NT$	US$
			(in thousands)

Bank of Taiwan	As stated below, see note (b)	From Sep. 13, 2006, to Sep. 13, 2014, NT$48,000 million, repayable in 9 semi-annual installments starting from Sep. 2010, with annual interest at 3.44% in 2008.	-	10,000,000	305,250
Industrial Bank of Taiwan (see note (a) below)	As stated below, see note (c)	From Aug. 29, 2006, to Aug. 29, 2010, NT$1,000 million, repayable in 5 semi-annual installments starting from Aug. 2008, with interest at 2.73% per annum.	1,000,000	825,000	25,183
Industrial Bank of Taiwan (see note (a) below)	As stated below, see note (c)	From Nov. 17, 2005, to Nov. 17, 2009, NT$500 million, repayable in 6 semi-annual installments starting from May 2007, with interest at 2.68% per annum.	350,000	200,000	6,105
Mega International Commercial Bank	As stated below, see note (b)	From May 11, 2004, to May 11, 2011, NT$29,000 million, repayable in 9 semi-annual installments starting from May 2007. Early repayment in full was made in May 2008, annual interest at 3.51% in 2007.	22,533,000	-	-
Chinatrust Commercial Bank	As stated below, see note (b)	From Apr. 25, 2003, to Apr. 25, 2010, NT$11,500 million and US$100 million repayable in 9 semi-annual installments starting from Apr. 2006. Early repayment in full was made in Apr. 2008, annual interest at 3.57%-6.35% in 2007.	8,190,644	-	-
ABN-AMRO Bank, Shanghai branch (Phase A)	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, RMB1,400 million, repayable in 8 semi-annual installments starting from Feb. 2010, annual interest at 5.91%-6.89% in 2007 and 6.80%-6.97% in 2008.	2,355,797	3,507,358	107,062

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2007	2008
			NT$	NT$	US$
			(in thousands)

ABN-AMRO Bank, Shanghai branch (Phase B)	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, RMB600 million, repayable in 9 semi-annual installments starting from Aug. 2009, repayable in annual installments of RMB60 million for the first 8 installments, with remaining balance payable at final installment, annual interest at 5.83% in 2007 and 4.54%-5.43% in 2008.	1,822,409	2,862,073	87,365
ABN-AMRO Bank, Shanghai branch	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, US$75 million, repayable in 9 semi-annual installments starting from Aug. 2009, annual interest at 5.56% in 2007 and 2.50% in 2008.	1,266,260	2,398,190	73,205
ABN-AMRO Bank, Shanghai branch	As stated below, see note (b)	From Aug. 2, 2006, to Aug. 2, 2013, RMB800 million, repayable in 9 semi-annual installments starting from Aug. 2009, annual interest at 5.83%-6.72% in 2007 and 5.43%-6.32% in 2008.	1,991,315	3,734,765	114,004
Citibank, Shanghai branch (Syndicated loan II)	As stated below, see note (b)	From Nov. 30, 2004, to Nov. 30, 2009, RMB830 million, repayable in 4 semi-annual installments starting from May 2008, annual interest at 6.24% in 2007 and 5.43%-6.89% in 2008.	2,460,188	664,819	20,294
Citibank, Shanghai branch (Syndicated loan II)	As stated below, see note (b)	From Dec. 2, 2004, to Dec. 2, 2009, US$54 million, repayable in 6 semi-annual installments starting from Jun. 2007, annual interest at 5.72% in 2007 and 2.82% in 2008.	1,168,856	591,075	18,043
Bank of America, Shanghai branch	As stated below, see note (b)	From Dec. 30, 2004, to Dec. 30, 2009, RMB200 million, repayable in 6 semi-annual installments starting from Jun. 2007, annual interest at 6.89% in 2007 and 6.89% in 2008. Early repayment in full was made in Dec. 2008.	296,327	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2007	2008
			NT$	NT$	US$
			(in thousands)

Standard Chartered Bank, Shanghai branch	As stated below, see note (b)	From Nov. 27, 2007, to Nov. 27, 2012, US$42 million, first drawdown started from Jan. 2008, repayable in 5 semi-annual installments starting from Nov. 2010, annual interest at 2.63% in 2008.	-	1,379,176	42,099
Agriculture Bank of China, Shanghai Songjiang branch	As stated below, see note (b)	From Dec. 29, 2006, to Dec. 28, 2007, RMB771 million, repayable starting from Jan. 2009, each drawdown repayable in two years, annual interest at 5.33%-6.80% in 2007 and 5.95%-6.10% in 2008.	3,171,010	1,316,967	40,200
Agriculture Bank of China, Shanghai Songjiang branch	As stated below, see note (b)	From Sep. 11, 2008, to Sep. 10, 2009, RMB771 million, repayable starting from Nov. 2010, each drawdown repayable in two years, annual interest at 5.10%-6.80% in 2008.	-	816,782	24,932
Citibank, Shanghai branch	As stated below, see note (b)	From Mar. 30, 2005, to Mar. 30, 2010, US$80 million, repayable in 7 semi-annual installments starting from Mar. 2007, annual interest at 5.73% in 2007 and 1.45% in 2008.	1,855,327	401,087	12,243
Citibank, Shanghai branch	As stated below, see note (b)	From Mar. 30, 2005, to Mar. 30, 2010, RMB249 million, repayable in 7 semi-annual installments starting from Mar. 2007, annual interest at 5.67%-6.08% in 2007 and 7.00% in 2008.	790,557	256,360	7,825
Agricultural Bank of China, Xiamen branch	As stated below, see note (b)	From Apr. 3, 2006, to Apr. 3, 2012, US$20 million, 25% payable in Apr. 2010, 50% in Apr. 2011, and the remaining principal due in Apr. 2012, annual interest at 6.89%-7.74% in 2007 and 5.76%-7.56% in 2008.	555,613	600,575	18,333

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2007	2008
			NT$	NT$	US$
			(in thousands)

Bank of China, Xiamen branch	As stated below, see note (b)	From Apr. 28, 2007, to Apr. 28, 2012, RMB80 million, 25% payable in Dec. 2010, 25% in Dec. 2011 and 50% in Apr. 2012, annual interest at 6.89% in 2007 and 5.35%-6.32% in 2008.	355,592	384,368	11,733
Bank of Communications, Xiamen branch	As stated below, see note (b)	From Dec. 20, 2006, to Dec. 20, 2009, RMB50 million, each drawdown due in three years, repayable in full by Dec. 20, 2010, annual interest at 6.72% in 2007 and 4.86%-5.67% in 2008.	88,898	240,230	7,333
Bank of Communications, Xiamen branch	As stated below, see note (b)	From Aug. 18, 2008, to Aug. 18, 2012, RMB100 million, repayable in 6 semi-annual installments starting from Feb. 2010, repayable in semi-annual installments of RMB15 million for the first 5 installments, with the remaining balance payable at final installment, annual interest at 5.76%-5.94% in 2008.	-	144,138	4,400
Agricultural Bank of China, Xiamen branch	As stated below, see note (b)	From Feb. 22, 2008, to Feb. 21, 2011, US$5 million, 3-year term, one-time repayment upon maturity, annual interest at 6.75% in 2008.	-	144,138	4,400
Bank of China (Suzhou)	As stated below, see note (b)	From Feb. 12, 2007, to Feb. 12, 2012, RMB80 million, 25% payable in Feb. 2010, 25% in Feb. 2011 and 50% in Feb. 2012, annual interest at 6.48% in 2007 and 7.74% in 2008.	355,592	384,368	11,733
China Construction Bank (Suzhou)	As stated below, see note (b)	From Aug. 10, 2006, to Aug. 9, 2011, RMB71 million, 5-year term, one-time repayment upon maturity, annual interest at 6.84% in 2007 and 7.35% in 2008.	315,588	341,127	10,413
China Construction Bank (Suzhou)	As stated below, see note (b)	From Aug. 28, 2007, to Aug. 23, 2010, US$1.5 million, 3-year term, one-time repayment upon maturity, annual interest at 5.18% in 2007 and 3.42% in 2008.	48,702	49,256	1,504

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2007	2008
			NT$	NT$	US$
			(in thousands)

China Construction Bank (Suzhou)	As stated below, see note (b)	From Aug. 10, 2006, to Aug. 9, 2011, US$1 million, 5-year term, one-time repayment upon maturity, annual interest at 5.90% in 2007 and 3.39% in 2008.	32,468	32,838	1,002
China Construction Bank (Suzhou)	As stated below, see note (b)	From Jul. 24, 2007, to Jul. 23, 2010, US$1 million, 3-year term, one-time repayment upon maturity, annual interest at 5.41% in 2007 and 4.12% in 2008.	32,468	32,837	1,002

	149,912,499	127,142,514	3,881,029
Less: current portion	(30,242,288)	(30,491,872)	(930,765)
	119,670,211	96,650,642	2,950,264
Unused available balance	79,674,787	103,818,007	3,169,048

Note (a):	Long-term borrowings assumed from QDI in connection with the merger on October 1, 2006.
Note (b):	The purpose of the loan is to fund the purchase of machinery, equipment and building.
Note (c):	The purpose of the loan is for operational use.

As of December 31, 2008, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2009	30,491,872	930,765
2010	32,018,967	977,380
2011	31,946,583	975,171
2012	19,745,575	602,734
Thereafter	12,939,517	394,979
Total	127,142,514	3,881,029

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to support capital expenditures on construction projects and the purchase of machinery and equipment.  A commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the years ended December 31, 2007 and 2008.  These credit facilities contain covenants that require the Company to maintain certain financial ratios such as current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt-equity ratio, interest coverage ratio, net worth ratio and others as specified in the loan agreements.  The Company complied with the aforementioned financial covenants in 2007 and 2008.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Refer to note 23 for assets pledged as collateral to secure the aforementioned long-term borrowings.

17.	Retirement Plans

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO’s and Toppan CFI’s retirement plans.

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(5,405)	-	-
Non-vested benefit obligation	(452,694)	(490,196)	(14,963)
Accumulated benefit obligation	(458,099)	(490,196)	(14,963)
Additional benefits based on future salary increase	(519,291)	(567,180)	(17,313)
Projected benefit obligation	(977,390)	(1,057,376)	(32,276)
Fair value of plan assets	932,964	1,111,106	33,916
Funded status	(44,426)	53,730	1,640
Unrecognized net transition obligation	10,592	8,506	260
Unrecognized pension loss	200,957	223,637	6,826
Minimum pension liability	-	(49,761)	(1,519)
Prepaid pension assets	167,123	236,112	7,207

The components of AUO’s and Toppan CFI’s net periodic pension costs consisted of the following:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	8,100	8,949	8,116	248
Interest cost	20,508	26,445	29,547	902
Expected return on plan assets	(15,208)	(21,760)	(28,561)	(872)
Amortization	3,092	13,184	6,907	211
Gain on curtailment	-	-	(1,630)	(50)
Net periodic pension cost	16,492	26,818	14,379	439

(Continued)

Significant weighted-average actuarial assumptions used are summarized as follows:

	December 31,
	2006	2007	2008

Discount rate	2.75%	3.00%	2.50%
Rate of increase in future compensation levels	3.50%	3.50%	2.50% – 3.00%
Expected long-term rate of return on plan assets	2.75%	3.00%	2.50%

AUO, Toppan CFI, Konly and DPT have set up defined contribution plans in accordance with the ROC Labor Pension Act, and for the years ended December 31, 2006, 2007 and 2008, the Company recognized total benefit costs of NT$442,814 thousand, NT$584,311 thousand and NT$667,327 (US$20,370) thousand, respectively, related to these defined contribution plans.  In addition to the aforementioned companies, total benefit costs recognized by other subsidiary companies related to defined contribution plans in accordance with local regulations amounted to NT$240,693 thousand, NT$414,769 thousand and NT$490,427 (US$14,970) thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

18.	Stockholders’ Equity

(a)       Common stock

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

Based on a stockholder resolution on June 13, 2007, AUO increased its common stock by NT$2,088,312 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$1,514,793 thousand and NT$573,519 thousand, respectively.  The stock issuance was authorized by and registered with the government authorities.  Pursuant to a stockholder resolution, AUO issued 208,831 thousand shares of its common stock.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Based on a stockholder resolution on June 19, 2008, AUO increased its common stock by NT$6,371,362 thousand, par value NT$10 per share, through the transfer of retained earnings and employee bonuses of NT$3,934,115 thousand and NT$2,437,247 thousand, respectively.  The stock issuance was authorized by and registered with the government authorities.  Pursuant to a stockholder resolution, AUO issued 637,136 thousand shares of its common stock.

In connection with the merger with QDI, AUO assumed the employee stock options of QDI.  As of December 31, 2007, 1,428 thousand shares were still in the process of registration.  AUO recorded capital in advance of NT$14,283 thousand as of December 31, 2007.

In connection with the merger with QDI, AUO assumed the convertible bonds of QDI.  As of December 31, 2007, 46,067 thousand shares were still in the process of registration.  AUO recorded capital in advance of NT$460,668 thousand as of December 31, 2007. The registration with the government authorities was completed in 2008.

AUO’s authorized common stock, par value NT$10 per share, was NT$90,000,000 thousand as of December 31, 2007 and 2008.  AUO’s issued common stock, par value NT$10 per share, was NT$78,177,055 thousand and NT$85,057,196 thousand as of December 31, 2007 and 2008, respectively.  The registration with the government authorities was completed in 2008.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2008, AUO had issued 97,652 thousand ADSs, which represented 976,523 thousand shares of its common stock.

(b)       Capital surplus

According to the Republic of China Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be used to increase common stock.  Pursuant to the Republic of China Securities and Exchange Act, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the issued common stock.  Capital surplus arising from premium from issuing stock shall only be applied to increase common stock one year after it has been approved by and registered with the relevant governmental authorities.

(c)       Legal reserve

According to the Republic of China Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until accumulated legal reserve equals the issued common stock.  Legal reserve can only be used to offset accumulated deficits and increase common stock.  The distribution of additional shares to shareholders through capitalizing legal reserve is limited to 50 percent of the accumulated legal reserve and is effected only when the accumulated legal reserve exceeds 50 percent of the issued common stock.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)       Distribution of earnings and dividend policy

According to AUO’s articles of incorporation revised on June 13, 2007, 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, if any, shall be set aside as a legal reserve.  In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside.  The remaining earnings may be distributed as follows:

(1)	at least 5 percent as employee bonuses;
(2)	at most 1 percent as remuneration to directors; and
(3)	the remaining portion, in whole or in part, as dividends to common stockholders.

Pursuant to regulations promulgated by the Financial Supervisory Commission, and effective from the distribution of earnings for fiscal year 1999 onwards, a special reserve equivalent to the total amount of items that are accounted for as deductions to the stockholders’ equity shall be set aside from current earnings, and not distributed.  The special reserve shall be available for appropriation to the extent of reversal of deductions to stockholders’ equity in subsequent periods.

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

Employee bonuses and remuneration to directors in 2008 were computed at a distribution rate of 15% and 0.3%, respectively, as proposed by the board of directors, and based on the Company’s net income for the year ended December 31, 2008, after setting aside 10% as legal reserve.  Accordingly, the Company recorded employee bonuses and remuneration to directors of NT$2,871,097 thousand and NT$57,422 thousand, respectively.  The number of common shares to be issued, if any, as employee bonuses will be computed based on the closing price of the Company’s common stock on the day before the stockholders’ meeting, taking into consideration the effects of any dividend announcement and rights offering.  The difference, if any, between the amount approved by stockholders in the subsequent year and the amount estimated in the current-year financial statements shall be accounted for as a change in accounting estimate, and charged to profit or loss in the period during which stockholders’ approval is obtained.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information on the distributions of earnings and dividends per share for 2006 and 2007, as approved by stockholders on June 13, 2007, and June 19, 2008, respectively, is as follows:

	Distribution of earnings		Dividends per share
	2006	2007	2006	2007
	NT$		NT$
	(in thousands, except for per share data)

Legal reserve	910,347	5,641,777	-	-
Employee bonuses—cash	245,793	1,624,832	-	-
Employee bonuses—stock (at par)	573,519	2,437,247	-	-
Remuneration to directors and supervisors	30,500	138,604	-	-
Cash dividend	1,514,793	19,670,577	0.2	2.5
Stock dividend	1,514,793	3,934,115	0.2	0.5

The aforementioned distributions of earnings for 2006 and 2007 were consistent with the resolutions in the board of directors’ meetings held on April 24, 2007, and April 25, 2008, respectively.  If the above distributions of employee bonuses and remuneration to directors and supervisors were made entirely by way of cash dividend and recorded as expenses (assuming employee stock bonuses were recorded at par value) in 2006 and 2007, respectively, the basic EPS for years 2006 and 2007 w ould have decreased from NT$1.37 and NT$6.68 to NT$1.24 and NT$6.19, respectively.  Shares issued for the aforementioned distributions represented 0.76% and 0.49% of AUO’s outstanding shares as of December 31, 2006 and 2007, respectively.

In addition to the aforementioned distribution of earnings, the stockholders’ meeting on June 13, 2007, also resolved to reverse special reserve of NT$201,809 thousand to unappropriated retained earnings.

The distribution of earnings for fiscal year 2008 has not been proposed by the board of directors and is still subject to approval at the stockholders’ meeting.

Effective June 13, 2007, AUO elected to replace the duties of supervisors with an Audit Committee.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Details of the ESO Plans were as follows:

Plan	Issuing date	Units issued	Term of grant	Option exercising term

2002 ESO Plan	Aug. 8, 2002	1,861	Aug. 8, 2002–Aug. 7, 2008	Aug. 8, 2004–Aug. 7, 2008

2003 ESO Plan	Dec. 31, 2003	5,631	Dec. 31, 2003–Dec. 30, 2009	Dec. 31, 2005–Dec. 30, 2009

A summary of the ESO Plans, and changes during the years ended December 31, 2006, 2007 and 2008, are as follows:

	Unit	Weighted-average exercise price
	(in thousands)	NT$

Balance at October 1, 2006	7,492	48.00
Units exercised	(224)	38.50
Units cancelled	(122)	48.20
Balance at December 31, 2006	7,146	48.30
Units exercised	(2,796)	45.30
Units increased due to issuance of stock dividends	142	47.90
Units cancelled	(798)	50.60
Balance at December 31, 2007	3,694	48.10
Units exercised	(621)	42.90
Units increased due to issuance of stock dividends	250	45.20
Units cancelled	(526)	42.50
Balance at December 31, 2008	2,797	46.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2007 and 2008, details of outstanding and vested options of the ESO&a mp;# 160;Plans were as follows:

	December 31, 2007
	Outstanding stock options		Vested options
Plan	Units	Remaining vesting period (years)	Units	Exercise price
	(in thousands)		(in thousands)	NT$

2002 ESO Plan	494	0.58	494	37.50
2003 ESO Plan	3,200	2.00	3,200	49.70
	3,694		3,694

December 31, 2008
	Outstanding stock options		Vested options
Plan	Units	Remaining vesting period (years)	Units	Exercise price
	(in thousands)		(in thousands)	NT$

2003 ESO Plan	2,797	1.00	2,797	46.00

AUO determined the fair value of vested ESO at the date of acquisition using the Black-Scholes option pricing model.  The fair value of NT$73,382 thousand was included in the purchase price for the merger, with a corresponding offset to capital surplus.

On the date of acquisition, the exercise price and units issued were adjusted in accordance with the conversion ratio of 3.5 QDI shares to one AUO share.

Assumptions used to estimate the fair value of the aforementioned ESO are summarized as follows:

	2002 ESO Plan	2003 ESO Plan

Dividend yield	2.4%	2.4%
Expected volatility	40.6%	43.7%
Risk-free interest rate	1.7%	1.7%
Expected continuing period	0.9 year	1.9 years

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Income Taxes

(a)
Pursuant to the Act for Establishment and Administration of Science Parks and the Statute for Upgrading Industries, AUO (including the extinguished Unipac and QDI), and Toppan CFI are entitled to elect appropriate tax incentives, such as tax exemption and investment tax credits for shareholders, based on initial investments and subsequent capital increases for the purpose of purchasing qualified TFT-LCD and color filter production equipment and machinery.

AUO and Toppan CFI were entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period

AUO:
1996	Exemption from corporate income taxes for five years	Jan. 1, 2003 – Dec. 31, 2007
1999	Exemption from corporate income taxes for four years	Jan. 1, 2005 – Dec. 31, 2008
1999, 2000, 2001	Exemption from corporate income taxes for five years	Jan. 1, 2005 – Dec. 31, 2009
2001, 2002, 2003	Exemption from corporate income taxes for five years	Jan. 1, 2006 – Dec. 31, 2010
2002	Exemption from corporate income taxes for five years	Jan. 1, 2007 – Dec. 31, 2011
2003	Exemption from corporate income taxes for five years	Jan. 1, 2008 – Dec. 31, 2012
2004	Exemption from corporate income taxes for five years	Jun. 25, 2007 – Jun. 24, 2012
2004	Exemption from corporate income taxes for five years	Sep. 29, 2007 – Sep. 28, 2012
2004	Exemption from corporate income taxes for five years	Nov. 3, 2007 – Nov. 2, 2012
2005, 2006, 2007	Exemption from corporate income taxes for five years	Pending designation

Toppan CFI:
2001	Exemption from corporate income taxes for five years	Jan. 1, 2004 – Dec. 31, 2008
2002	Exemption from corporate income taxes for five years	Jul. 31, 2004 – Jul. 30, 2009
2004	Exemption from corporate income taxes for five years	Jun. 30, 2005 – Jun. 29, 2010

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The components of income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	1,227,910	4,475,124	2,205,215	67,314
Deferred income tax expense (benefit)	(159,586)	(2,387,214)	2,423,851	73,988
	1,068,324	2,087,910	4,629,066	141,302

The statutory income tax rate applicable to AUO and its subsidiaries located in the Republic of China is 25%.  Effective January 1, 2006, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated.  Other < /fo nt>foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.

The differences between income tax expense based on the Republic of China statutory income tax rate of 25% and income tax expense as reported in the consolidated statements of income for the years ended December 31, 2006, 2007 and 2008, are summarized as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	2,550,076	14,640,961	6,567,728	200,480
Tax exemption	(917,564)	(6,085,443)	(2,975,267)	(90,820)
Increase in investment tax credits, net of expired portion	(4,327,895)	(1,654,487)	(5,162,128)	(157,574)
Tax on undistributed retained earnings	927,908	431,373	2,297,061	70,118
Increase (decrease) in valuation allowance	2,710,172	(5,082,677)	3,374,806	103,016
Impairment loss on domestic marketable securities	65,708	-	412,087	12,578
Non-deductible expenses and others	59,919	(161,817)	114,779	3,504
Income tax expense	1,068,324	2,087,910	4,629,066	141,302

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) are summarized as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Current:
Investment tax credits	4,451,127	9,527,886	290,839
Net operating loss carryforwards	700	-	-
Timing differences of revenue recognition between accounting and taxable income	1,263,941	538,820	16,448
Inventories devaluation	750,598	2,078,665	63,451
Product warranty	419,957	471,338	14,388
Unrealized losses and expenses	557,021	1,154,627	35,245
Others	10,206	282,110	8,611
	7,453,550	14,053,446	428,982
Valuation allowance	(479,751)	(8,673,006)	(264,744)
Net deferred tax assets—current	6,973,799	5,380,440	164,238

Noncurrent:
Investment tax credits	17,502,547	13,015,255	397,291
Net operating loss carryforwards	709,315	256,900	7,841
Investment gain under the equity method	(492,664)	(1,035,489)	(31,608)
Goodwill	(444,646)	(765,906)	(23,379)
Others	(304,734)	(339,953)	(10,377)
	16,969,818	11,130,807	339,768
Valuation allowance	(16,684,240)	(9,125,425)	(278,554)
Net deferred tax assets—noncurrent	285,578	2,005,382	61,214

Total gross deferred tax assets	25,869,579	28,098,244	857,700
Total gross deferred tax liabilities	(1,446,211)	(2,913,991)	(88,950)
Total valuation allowance	(17,163,991)	(17,798,431)	(543,298)
	7,259,377	7,385,822	225,452

(d)	Investment tax credits

Pursuant to the Statute for Upgrading Industries, tax credits may be applied over a period of five years to offset income tax payable.  The amount of tax credits available to be applied in any year is limited to 50% of the income tax payable for that year, except for the final year in which such tax credit expires.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the Business Mergers and Acquisition Act, AUO is entitled to investment tax credits accumulated by QDI prior to the date of acquisition.  As of December 31, 2008, unused investment tax credits available to AUO amounted to NT$4,592,507 (US$140,186) thousand, and a valuation allowance of NT$4,592,507 (US$140,186) thousand was recognized.

In 2008, AUO recorded an adjustment to valuation allowance on investment tax credits recognized in connection with the merger with QDI of NT$2,740,367 (US$83,650) thousand, the benefits of which was recorded as a reduction of goodwill; see note 12 for further details.

As of December 31, 2008, unused tax credits of AUO (including the extinguished QDI) and Toppan CFI, and their respective years of expiration were as follows:

Year of assessment	Unused tax credits		Expiration year
	NT$	US$
	(in thousands)

2005	9,527,886	290,839	2009
2006	5,583,571	170,439	2010
2007	2,350,559	71,751	2011
2008 (estimated)	5,081,125	155,101	2012
	22,543,141	688,130

(e)	Net operating loss carryforwards

Pursuant to the Income Tax Act, as amended on January 21, 2009, unused net operating loss (“NOL”) assessed by the tax authorities and allowed to be carried forward to offset future taxable income is extended from a period of five years to ten years.  The extension of the tax loss carryforward period has no effect in the Company’s 2008 consolidated financial statements since the new tax law was enacted after December 31, 2008 and it is not expected to have a material impact on the Company’s 2009 consolidated financial statements.  As of December 31, 2008, unused NOL sustained by Toppan CFI and its respective years of expiration were as follows:

			Expiration year
Year of assessment	Unused NOL		Current	As amended
	NT$	US$
	(in thousands)

2006	783,130	23,905	2011	2016
2007	193,740	5,914	2012	2017
2008 (estimated)	50,730	1,549	2013	2018
	1,027,600	31,368

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Assessments by the tax authorities

As of December 31, 2008, the tax authorities had completed the examination of income tax returns of AUO through 2006.

The tax authorities have completed the examination of income tax returns of Toppan CFI through 2006.  The 2004 income tax return was assessed with additional tax payable of NT$17,751 thousand by the tax authorities due to a dispute on the calculation of tax exemption and investment tax credits pursuant to the Statute for Upgrading Industries.  Toppan CFI disagreed with the assessment and subsequently filed a tax appeal.  Management does not expect that the final outcome of this matter will have a material impact on the Company’s consolidated financial statements.

The tax authorities have completed the examination of income tax returns of Konly and Ronly through 2006.

(g)
The Enterprise Income Tax Law of the People’s Republic of China (the “EITL”), as approved by related government authorities on March 16, 2007, is effective from January 1, 2008.  Prior to 2008 and the promulgation of the EITL, income tax rates applicable to the Company’s subsidiary companies located in Mainland China ranged from 0% to 33%.  Beginning on January 1, 2008, income tax rates changed to a range of 0% to 25%.  The Company remeasured deferred tax assets and liabilities as of December 31, 2007, in accordance with the EITL, and concluded that the adoption of the EITL did not have a material impact on the Company’s consolidated financial statements.

(h)	The integrated income tax system

Information related to the imputation credit account (“ICA”) is summarized below:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned after January 1, 1998	89,092,396	76,912,630	2,347,760
ICA balance	1,768,147	4,487,600	136,984

	For the year ended December 31,
	2007	2008
	(actual)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	7.74%	7.78%

The imputation credit to be allocated to stockholders is computed based on the ICA balance at the date of earnings distribution.  The estimated creditable ratio may be different from the actual distribution.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Earnings per Share (“EPS”)

Basic EPS for years 2006, 2007 and 2008 were computed as follows:
	For the year ended December 31,
	2006		2007		2008
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company:
Net income before cumulative effect of changes in accounting principles	10,119,034	9,142,458	58,443,002	56,417,766	25,903,996	21,267,386
Cumulative effect of changes in accounting principles	(38,986)	(38,986)	-	-	-	-
	10,080,048	9,103,472	58,443,002	56,417,766	25,903,996	21,267,386

Weighted-average number of shares outstanding during the year:
Shares of common stock at beginning of year	5,830,547	5,830,547	7,573,403	7,573,403	7,865,201	7,865,201
Common stock issued in connection with the merger with QDI	372,817	372,817	-	-	-	-
Employee stock options	41	41	1,138	1,138	419	419
Convertible bonds	-	-	26,126	26,126	2,398	2,398
Issuance of shareholders’ stock dividends and employee stock bonus	263,522	263,522	208,831	208,831	637,136	637,136
	6,466,927	6,466,927	7,809,498	7,809,498	8,505,154	8,505,154

Basic EPS (NT$):
Basic EPS—net income before cumulative effect of changes in accounting principles	1.57	1.42	7.48	7.22	3.05	2.50
Basic EPS—cumulative effect of changes in accounting principles	(0.01)	(0.01)	-	-	-	-
	1.56	1.41	7.48	7.22	3.05	2.50

Weighted-average number of shares outstanding during the year—retroactively adjusted	7,182,446	7,182,446	8,441,866	8,441,866

Basic EPS—retroactively adjusted (NT$):
Basic EPS—net income before cumulative effect of changes in accounting principles—retroactively adjusted	1.41	1.28	6.92	6.68
Basic EPS—cumulative effect of changes in accounting principles—retroactively adjusted	(0.01)	(0.01)	-	-
	1.40	1.27	6.92	6.68

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2006		2007		2008
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Basic EPS—retroactively adjusted (NT$):
Basic EPS—net income before cumulative effect of changes in accounting principles—retroactively adjusted	1.41	1.28	6.92	6.68
Effects of potential common stock:
Convertible bonds payable	(0.01)	(0.01)	-	-
	1.40	1.27	6.92	6.68

Diluted EPS for years 2006, 2007 and 2008 were computed as follows:

	For the year ended December 31,
	2006		2007		2008
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income attributable to equity holders of the parent company	10,080,048	9,103,472	58,443,002	56,417,766	25,903,996	21,267,386
Effects of potential common stock:
Convertible bonds payable	(706,883)	(530,162)	(300,056)	(225,042)	53,055	39,792
	9,373,165	8,573,310	58,142,946	56,192,724	25,957,051	21,307,178

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2006		2007		2008
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)

Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	6,466,927	6,466,927	7,809,498	7,809,498	8,505,154	8,505,154
Effects of potential common stock:
Convertible bonds payable	99,045	99,045	377,304	377,304	204,708	204,708
Employee bonuses	-	-	-	-	135,795	135,795
Employee stock options	56	56	547	547	104	104
	6,566,028	6,566,028	8,187,349	8,187,349	8,845,761	8,845,761

Diluted EPS (NT$)	1.43	1.31	7.10	6.86	2.93	2.41

Weighted-average number of shares outstanding—retroactively adjusted (including the effect of dilutive potential common stock)	7,292,512	7,292,512	8,850,313	8,850,313

Diluted EPS—retroactively adjusted (NT$):
Diluted EPS—net income before cumulative effect of changes in accounting principles—retroactively adjusted	1.30	1.19	6.57	6.35
Diluted EPS—cumulative effect of changes in accounting principles—retroactively adjusted	(0.01)	(0.01)	-	-
	1.29	1.18	6.57	6.35

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Additional Disclosure on Financial Instruments

(a)	Fair value information

As of December 31, 2007 and 2008, the fair value of the Company’s financial assets and liabilities was as follows:

	December 31, 2007
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial assets:
Cash and cash equivalents	89,889,607	89,889,607
Accounts receivable (including related parties)	75,910,916	75,910,916
Available-for-sale financial assets—current	1,347,131	1,347,131
Financial assets carried at cost—noncurrent	741,045	See (b) (3)
Foreign currency forward contracts	168,868	168,868
Interest rate swap contracts	299,224	299,224
Other current financial assets	2,350,885	2,350,885
Available-for-sale financial assets—noncurrent	2,123,631	2,123,631
Refundable deposits	81,764	81,764
Restricted cash in bank	33,500	33,500

Financial liabilities:
Short-term borrowings	136,594	136,594
Accounts payable (including related parties)	96,577,469	96,577,469
Equipment and construction-in-progress payables	15,952,167	15,952,167
Long-term borrowings (including current portion)	149,912,499	149,917,471
Convertible bonds payable (including current portion)	11,688,245	14,327,740
Bonds payable (including current portion)	16,000,000	16,005,852
Foreign currency forward contracts	318,875	318,875
Interest rate swap contracts	81,667	81,667

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2008
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	83,434,697	2,546,847	83,434,697	2,546,847
Accounts receivable (including related parties)	23,899,077	729,520	23,899,077	729,520
Available-for-sale financial assets—current	470,301	14,356	470,301	14,356
Financial assets carried at cost—noncurrent	583,197	17,802	See (b) (3)	-
Foreign currency forward contracts	1,067,531	32,586	1,067,531	32,586
Interest rate swap contracts	5,398	165	5,398	165
Other current financial assets	3,082,294	94,087	3,082,294	94,087
Available-for-sale financial assets—noncurrent	595,750	18,185	595,750	18,185
Refundable deposits	215,869	6,590	215,869	6,590
Restricted cash in bank	25,501	779	25,501	779

Financial liabilities:
Short-term borrowings	4,857,260	148,268	4,857,260	148,268
Accounts payable (including related parties)	58,178,225	1,775,892	58,178,225	1,775,892
Equipment and construction-in-progress payables	21,363,213	652,113	21,363,213	652,113
Long-term borrowings (including current portion)	127,142,514	3,881,029	127,152,178	3,881,324
Convertible bonds payable (including current portion)	10,284,282	313,928	9,971,668	304,385
Bonds payable (including current portion)	20,500,000	625,763	20,808,217	635,171
Foreign currency forward contracts	28,831	880	28,831	880
Interest rate swap contracts	829,389	25,317	829,389	25,317

(b)	The following methods and assumptions are used to estimate the fair value of the Company’s financial assets and liabilities:

(1)
The carrying amount of cash and cash equivalents, accounts receivable/payable (including related parties), other current financial assets, equipment and construction-in-progress payables, and short-term borrowings approximates their fair value due to the short-term nature of these items.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)
The fair value of financial instruments other than financial assets carried at cost is based on quoted market prices, if available, in active markets.  If market price is unavailable, fair value is determined using a valuation technique, with estimates and assumptions consistent with those made by market participants.

(3)	It is not practicable to estimate the fair value of financial assets carried at cost, as these financial instruments are not traded in an active public market.

(4)
The fair value of floating-rate long-term borrowings is calculated based on the prevailing market rate adjusted by the Company’s credit spread.  Management believes the carrying value of floating-rate long-term borrowings approximates the fair value.

(5)
The fair value of fixed-rate long-term borrowings is estimated based on the present value of future discounted cash flows based on prevailing market interest rates for similar debt instruments of comparable maturities and credit standing of the borrower.

(c)	The fair values of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

	December 31, 2007
	Publicly quoted market prices	Fair value based on valuation technique
	NT$	NT$
	(in thousands)
Financial assets:
Cash and cash equivalents	89,889,607	-
Accounts receivable (including related parties)	-	75,910,916
Available-for-sale financial assets—current	1,347,131	-
Foreign currency forward contracts	-	168,868
Interest rate swap contracts	-	299,224
Other current financial assets	-	2,350,885
Available-for-sale financial assets—noncurrent	2,123,631	-
Refundable deposits	-	81,764
Restricted cash in bank	33,500	-

Financial liabilities:
Short-term borrowings	-	136,594
Accounts payable (including related parties)	-	96,577,469
Equipment and construction-in-progress payables	-	15,952,167
Long-term borrowings (including current portion)	-	149,917,471
Convertible bonds payable (including current portion)	-	14,327,740
Bonds payable (including current portion)	-	16,005,852
Foreign currency forward contracts	-	318,875
Interest rate swap contracts	-	81,667

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2008
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	83,434,697	2,546,847	-	-
Accounts receivable (including related parties)	-	-	23,899,077	729,520
Available-for-sale financial assets—current	470,301	14,356	-	-
Foreign currency forward contracts	-	-	1,067,531	32,586
Interest rate swap contracts	-	-	5,398	165
Other current financial assets	-	-	3,082,294	94,087
Available-for-sale financial assets—noncurrent	595,750	18,185	-	-
Refundable deposits	-	-	215,869	6,590
Restricted cash in bank	25,501	779	-	-

Financial liabilities:
Short-term borrowings	-	-	4,857,260	148,268
Accounts payable (including related parties)	-	-	58,178,225	1,775,892
Equipment and construction-in-progress payables	-	-	21,363,213	652,113
Long-term borrowings (including current portion)	-	-	127,152,178	3,881,324
Convertible bonds payable (including current portion)	-	-	9,971,668	304,385
Bonds payable (including current portion)	-	-	20,808,217	635,171
Foreign currency forward contracts	-	-	28,831	880
Interest rate swap contracts	-	-	829,389	25,317

(d)	The Company pledged certain of its financial assets to secure long-term borrowings as of December 31, 2007 and 2008; see note 23.

(e)
Gains (losses) on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$(608,572) thousand, NT$381,052 thousand and NT$1,075,326 (US$32,824) thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

(f)
Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$89,437,982 thousand and NT$85,688,663 (US$2,615,649) thousand as of December 31, 2007 and 2008, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Financial risks relating to financial instruments

(1)	Market risk

The Company holds equity securities which are classified as available-for-sale financial assets.  Equity securities are valued at fair value and are exposed to the risk of price changes in the securities market.

The foreign currency forward contracts entered into by the Company are, in economic substance, for hedging purposes.  Gains or losses from these financial instruments are expected to substantially offset gain or loss from hedged items.  Therefore, management believes that there is no significant market risk from the fluctuations of foreign currency.

(2)	Credit risk

The Company’s potential credit risk is derived primarily from cash in bank and accounts receivable.  The Company maintains its cash and short-term investments with various reputable financial institutions of high credit quality.  The majority of these financial institutions are located in the ROC.  Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.  Management believes that there is a limited concentration of credit risk in cash and investments.

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industries.  Management continuously evaluates the credit quality and financial strength of its customers.  If necessary, the Company will request collateral from its customers.  In 2006, 2007 and 2008, the Company’s five largest customers accounted for 34.5%, 32.1% and 39.4%, respectively, of the consolidated net sales.

(3)	Liquidity risk

The Company had negative working capital at December 31, 2008 amounted to NT$6,191,562 (US$188,998) thousand.  However, the Company has positive cash flows generated from operations and sufficient unused available balance under long-term loan arrangements.  Management believes that the Company’s existing liquidity sources, including cash flows generated from operations and unused available balance under long-term loan arrangements, are sufficient to fulfill its contractual payment obligations over the next twelve months.  Therefore, management believes that there is no significant liquidity risk.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Cash flow risk resulting from change in interest rates

The Company’s short-term and long-term borrowings are floating-interest-rate borrowings.  As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings.  At December 31, 2008, if the market interest rates on the Company’s floating-interest-rate borrowings had been 25 basis points higher with all other variables held constant, the future annual interest expense would have been NT$214,222 (US$6,539) thousand higher.

22.	Related-party Transactions

(a)       Name and relationship

Name of related party	Relationship with the Company

Cando	Investee of AUO and Konly
Raydium	Investee of Konly
Wellypower	Investee of Konly
Entire	Investee of Konly
Orise	Investee of Konly prior to December 2007; see note (i) below
Sita	Investee of Konly
Daxin	Investee of Konly
Qisda	Shareholder represented on AUO’s board of directors; investee of AUO and Konly
BenQ Corporation (“BenQ”) (formerly BenQ Asia Pacific Corp.)	Subsidiary of Qisda
Qisda Czech s.r.o. (“QZBR”) (formerly BenQ Technologies Czech s.r.o)	Subsidiary of Qisda
Daxon Technology Inc. (“Daxon”)	Subsidiary of Qisda
Qisda Co., Ltd. Suzhou (“QCSZ”) (formerly BenQ (IT) Co., Ltd. Suzhou)	Subsidiary of Qisda
Qisda Optronics (Suzhou) Co., Ltd. (“QCOS”) (formerly BenQ Optronics (Suzhou) Co., Ltd.)	Subsidiary of Qisda
Darfon Electronics Corp. (“Darfon”)	Subsidiary of Qisda
Nano-Op	Investee of Konly and Ronly
Nano Electro-Op (Kunshan) Co., Ltd. (“Nano-Kunshan“)	Subsidiary of Nano-Op
New Nano Electro-Op (Kunshan) Co., Ltd. (“New Nano-Kunshan“)	Subsidiary of Nano-Op
Forhouse	Investee of DPT; see note (ii) below
Fortech International Corp. (“Fortech”)	Subsidiary of Forhouse; see note (ii) below
Fortress Optronics International Corporation (“Fortress”)	Subsidiary of Forhouse; see note (ii) below

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company

Fortech Electronics (Suzhou) Co., Ltd. (“FHSS”)	Subsidiary of Forhouse; see note (ii) below
Fortech Optronics (Xiamen) Co., Ltd. (“FHSSXM”)	Subsidiary of Forhouse; see note (ii) below
Fortress Optronics (Shanghai) Co., Ltd. (“FHUU”)	Subsidiary of Forhouse; see note (ii) below
Directors, supervisors, president and vice-presidents	The Company’s executive officers

Note (i):
Towards the end of 2007, Konly lost its ability to exercise significant influence over the operating and financial policies of Orise.  Transactions with Orise through December 2007 were disclosed as related-party transactions.

Note (ii):
The Company invested in Forhouse through DPT during the year 2008 and accounted for its investment in Forhouse under the equity method of accounting.  Forhouse is considered a related party of the Company, and related-party transactions were disclosed starting from September 3, 2008.

(b)       Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
		(in thousands)
QCSZ	21,647,010	23,732,707	14,250,810	435,006
QZBR	209,841	858,118	2,427,621	74,103
QCOS	1,227,909	814,471	1,350,840	41,234
Qisda	1,997,401	2,441,050	638,016	19,476
Acer	3,909,532	-	-	-
Others	1,809,534	1,786,566	855,427	26,112
Less: allowance for sales returns and discounts	(131,735)	-	-	-
	30,669,492	29,632,912	19,522,714	595,931

The collection terms for sales to related parties were month-end 30 to 45 days, and average collection days for the years ended December 31, 2006, 2007 and 2008, were 106 days, 92 days, and 61 days, respectively.  The collection terms for sales to unrelated customers were month-end 30 to 60 days, and average collection days for the years ended December 31, 2006, 2007 and 2008, were 57 days, 48 days and 42 days, respectively.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2007 and 2008, receivables resulting from the above transactions were as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

QCSZ	4,275,805	505,725	15,437
QZBR	113,108	352,534	10,761
QCOS	151,601	341,779	10,433
BenQ	133,134	196,908	6,011
Qisda	437,501	186,254	5,685
FHSSXM	-	118,284	3,611
Others	18,645	47,890	1,462
Less: allowance for doubtful accounts	(34,243)	(1,725)	(53)
Less: allowance for sales returns and discounts	(298,710)	(108,848)	(3,323)
	4,796,841	1,638,801	50,024

(2)	Disposal of property, plant and equipment, operating leases, and others

The Company leased part of its facility to related parties.  Total rental income for the years ended December 31, 2006, 2007 and 2008, amounted to NT$23,728 thousand, NT$39,500 thousand, and NT$90,439 (US$2,761) thousand, respectively.  The payment term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

During 2006, 2007 and 2008, the Company sold property, plant and equipment to related parties for a total consideration of NT$242,643 thousand, NT$30,300 thousand, and NT$1,950 (US$60) thousand, respectively.  Gains (losses) on disposals for the years ended December 31, 2006, 2007 and 2008, amounted to NT$(1,622) thousand, NT$28,314 thousand and NT$0 thousand, respectively.  The pricing for sales to related parties was not materially different from that with unrelated parties.

As of December 31, 2007 and 2008, rental and other receivables from the disposal of property, plant and equipment resulting from the aforementioned transactions amounted to NT$10,640 thousand and NT$10,866 (US$332) thousand, respectively.

During 2007, the Company paid on behalf of Cando NT$15,726 thousand for purchases of materials.  As of December 31, 2007, outstanding receivables resulting from these transactions amounted to NT$689 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During 2008, the Company received compensation income of NT$98,489 (US$3,006) thousand from related parties due to product quality issues.

During 2007 and 2008, the Company received other income of NT$16,527 thousand and NT$6,531 (US$199) thousand, respectively, from related parties.  As of December 31, 2007 and 2008, receivables from such transactions amounted to NT$1,770 thousand and NT$24,086 (US$735) thousand, respectively.

During 2007, the Company received commission of NT$38,340 thousand from Darfon.  As of December 31, 2007, receivables from such transactions amounted to NT$19,769 thousand.

During 2007, as a result of capital reduction by Sita, long-term investments returned to Konly amounted to NT$25,200 thousand.  As of December 31, 2007, the proceeds had not been received.  This transaction was recorded as a reduction in the long-term investments account.  During 2007 and 2008, the Company received total cash dividends of NT$83,001 thousand and NT$140,568 (US$4,291) thousand, respectively, from its investees.

(3)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Daxon	3,730,519	8,775,448	8,903,819	271,789
Raydium	157,084	4,137,943	6,331,750	193,277
Cando	3,365,891	4,042,390	3,414,922	104,241
Nano-Kunshan	-	-	3,286,114	100,309
Toppan CFI	2,241,338	-	-	-
Orise	134,647	1,644,595	-	-
Others	403,010	2,651,804	10,001,922	305,309
	10,032,489	21,252,180	31,938,527	974,925

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were 30 to 120 days in 2007 and 2008.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2007 and 2008, payables resulting from the above purchases were as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Raydium	1,214,517	1,624,681	49,593
Daxon	2,975,279	1,583,567	48,338
Forhouse	-	1,522,802	46,484
Fortech	-	1,509,808	46,087
Nano-Kunshan	-	1,069,640	32,651
Fortress	-	1,063,740	32,471
Cando	1,295,361	584,959	17,856
Darfon	406,125	421,973	12,881
Daxin	423,128	324,869	9,917
Orise	861,897	-	-
Others	395,201	2,480,502	75,717
	7,571,508	12,186,541	371,995

(4)	Acquisition of property, plant and equipment, operating leases, and others

During 2007 and 2008, the Company acquired property, plant, and equipment from related parties for a total consideration of NT$4,571 thousand and NT$63,364 (US$1,934) thousand, respectively.

During 2006, 2007 and 2008, the Company paid commission and other expenses of NT$36,370 thousand, NT$64,769 thousand and NT$114,264 (US$3,488) thousand, respectively, to related parties.

As of December 31, 2007 and 2008, amounts due to related parties as a result of the aforementioned transactions amounted to NT$20,382 thousand and NT$62,462 (US$1,907) thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Compensation to executive officers

During 2007 and 2008, compensation paid to the Company’s executive officers including directors, supervisors, president and vice-presidents was as follows:

	For the year ended December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Salaries	212,972	149,267	4,556
Compensation	58,866	28,127	859
Service charges	690	765	23
Employee bonuses	1,172,120	143,690	4,386

The aforementioned compensation included the accruals for remuneration to directors and employee bonuses; refer to section “stockholders’ equity” for further details.

23.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2007	2008
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks	Oil purchases, customs duties, and guarantees for foreign workers	33,500	25,501	779

Building	Long-term borrowings	25,665,722	33,779,934	1,031,133

Machinery and equipment	Long-term borrowings and bonds payable	164,963,405	150,759,321	4,601,933
		190,662,627	184,564,756	5,633,845

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2008, in addition to those disclosed in the aforementioned notes to the financial statements, were as follows:

(a)              Outstanding letters of credit

As of December 31, 2007 and 2008, the Company had the following outstanding letters of credit:

	December 31,
Currency	2007	2008
	(in thousands)

USD	30,228	5,336
JPY	9,506,687	7,540,907
EUR	43	2,527
RMB	17,644	0

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment and materials from foreign suppliers.  The letters of credit are irrevocable and expire upon the Company’s payment of the related obligations.

(b)              Technology licensing agreements

Since 1998, AUO has entered into technical collaboration, patent licensing, and patent cross-licensing agreements with Fujitsu Limited, Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”), Hitachi Displays Ltd., Guardian Industries Corp., Sharp Corporation, Honeywell International Inc., Honeywell Intellectual Properties Inc., Fergason Patent Properties LLC, Samsung Electronics Co., Ltd., and others.  Additionally, in connection with the merger with QDI, AUO assumed QDI’s technical cooperation and patent licensing agreements with Hitachi Displays Ltd., Guardian Industries Corp., and others.  Pursuant to the terms of each signed agreement, AUO is required to pay fixed licensing fees and/or periodic royalties based upon its use of technology and patents.  The Company is in compliance with the aforementioned contractual obligations under technology licensing agreements.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On September 30, 2007, AUO and Corning Taiwan signed a new long-term materials supply agreement to replace the aforementioned two agreements.  The new agreement runs from January 1, 2008, to December 31, 2010.  Corning Taiwan guarantees to supply TFT-LCD and color filters glass substrates at the quantity and pricing negotiated.

As of December 31, 2007 and 2008, significant outstanding purchase commitments for property, plant and equipment totaled NT$46,492,062 thousand and NT$57,122,485 (US$1,743,666) thousand, respectively.

On April 11, 2008, Toppan CFI and Allied Material Technology Corporation (“AMTC”) entered into an agreement for purchase and sale of real property located in the Kaohsiung Lujhu Science Park for a total consideration of NT$1,500,000 thousand.  As of December 31, 2008, Toppan CFI had paid the first installment of NT$30,000 thousand to AMTC.  However, the property is currently under the registration of provisional seizure initiated by AMTC’s creditors.  AMTC is seeking the withdrawal of the foregoing registration of provisional seizure through negotiation with its creditors or the court’s approval of its reorganization plan, so that the transfer can be processed.  In addition, Toppan CFI and AMTC entered into a lease agreement with the right to use the aforementioned property for a term of five years.  Both parties agreed that, upon the court’s termination of the reorganization, Toppan CFI may, at any time by providing written notice to AMTC, invalidate the foregoing lease agreement.  In accordance with the lease agreement, the down payment paid by Toppan CFI for the purchase of the property shall be treated as rental payments.

(d)	Operating lease agreements

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027.  In addition, the Company’s subsidiary companies, including Toppan CFI, AUSJ, AUSH, AUZ and DPS, also entered into operating lease agreements for operating facilities and land for periods from May 22, 2007, to July 31, 2028.  Future minimum lease payments as of December 31, 2008, under existing non-cancelable agreements were as follows:

Year	Minimum lease payments
	NT$	US$
	(in thousands)

2009	362,892	11,077
2010	331,007	10,104
2011	324,002	9,890
2012	324,002	9,890
2013	276,261	8,433
Thereafter	2,295,214	70,061

Rental expense for operating leases amounted to NT$290,162 thousand, NT$557,202 thousand, and NT$421,341 (US$12,861) thousand in 2006, 2007 and 2008, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Litigation

(1)	Alleged patent infringements

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware against AUO, AUO’s U.S. subsidiary, AUO’s customers, and other TFT-LCD manufacturers claiming patent infringement.  AUO has retained legal counsel to handle the matter.  LGD is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  In March 2007, AUO filed a suit in the United States District Court for the Western District of Wisconsin against LGD and LG Display America, claiming infringement of certain of AUO’s patents in the United States relating to the manufacturing of TFT-LCD products.  AUO is seeking, among other things, monetary damages for past infringement and an injunction against future infringement.  The claims against the Company and the counterclaims filed by AUO were consolidated in June 2007, and the consolidated case is pending before the United States District Court for the District of Delaware.  Trial for this case is scheduled in June 2009.  While management intends to defend the alleged patent infringement lawsuit, the results of this matter cannot be predicted with certainty.  Management is reviewing the merits of this suit on an on-going basis.

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  AUO has retained legal counsel to handle the related matters.  Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

In March 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. (collectively “Honeywell”) filed a lawsuit in the United States District Court for the Eastern District Court of Texas against AUO and other TFT-LCD manufacturing companies, as well as certain of AUO’s customers, claiming infringement of certain of Honeywell’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In April 2009, AUO and Honeywell entered into a settlement to resolve the dispute.  The settlement did not have a material impact on the Company’s consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In April 2008, Plasma Physics Corporation (“Plasma”) and Solar Physics Corporation (“Solar”) filed a lawsuit in the United States District Court for the Eastern District of New York against AUO, AUA, and other TFT-LCD manufacturers, claiming infringement of certain of its patents in the United States relating to the use of machines manufactured by AKT America, Inc. in the manufacturing of TFT-LCD panels.  In the complaint, Plasma and Solar are seeking, among other things, unspecified monetary damages for past infringement and injunction against future infringement.  This litigation is still in the preliminary phase.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware against AUO, AUA, and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the preliminary phase.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws.  Specifically, since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (“US DOJ”), the Commission of the European Communities Directorate-General for Competition, the Canadian Competition Bureau and the Japan Fair Trade Commission concerning allegations of price fixing by manufacturers of TFT-LCD panels.  In addition, in December 2006, the Korea Fair Trade Commission visited AUO’s Korean subsidiary, and in January 2009, the Taiwan Fair Commission visited AUO’s office in Taiwan and requested certain information from AUO as part of their respective investigations into the TFT-LCD industry.  The Company intends to continue to cooperate with these investigations.

AUO, its subsidiaries, their respective officers and/or employees may be indicted in the United States for possible violation of the antitrust and/or competition laws.  If AUO and its subsidiaries are found to have violated antitrust and/or competition laws, AUO and its subsidiaries will likely have to pay a fine or penalty.  It is also possible that certain of AUO’s executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines.  AUO and its subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement.  To AUO management’s knowledge, other competitors that pled guilty and entered into plea bargain agreements with the US DOJ have agreed to pay fines from US$35 million to US$400 million.  While AUO management does not know all the facts and circumstances that led each of the competitors to enter into these pleas, management is

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

aware of the outcome of those plea bargain agreements, which may or may not be the amounts which AUO and its subsidiaries may agree to pay and/or which the US DOJ may agree to accept as part of any plea bargain and/or settlement, if any, with the US DOJ.  The ultimate outcome of the US DOJ antitrust investigation cannot be predicted with certainty.

(3)	Antitrust civil actions lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against AUO and/or its subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations.  The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.  AUO has retained counsel to handle the related matters.  These civil lawsuits are still in the preliminary phase.  Management intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of these civil lawsuits on an on-going basis.

The Company has made accruals for potential losses relating to the above-mentioned litigation, including defense costs and claims, except when management concluded and disclosed herein that it is not probable that a liability had been incurred and/or the amount of loss cannot be reasonably estimated.  Given the unpredictable nature of the above-mentioned litigation, any estimate or accruals for possible loss made by management of the Company may be materially different from the actual loss.  Amount paid upon the ultimate resolution of the litigation may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such ultimate resolution becomes known.

In addition to the matters described above, the Company is also a party to other litigation that arises during the normal course of operations.  In management’s opinion, the aggregate liability, if any, with respect to these other litigation is not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Segment Information

(a)	Industrial information

The Company consists of a single reportable operating segment, namely, the research and development, production, and sale of TFT-LCDs and other flat panel displays.

(b)	Geographic information

A geographical breakdown of sales for the years ended December 31, 2006, 2007 and 2008, is as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
		(in thousands)

Taiwan	89,840,936	174,272,661	184,895,032	5,643,926
The People’s Republic of China	80,559,955	115,309,356	82,626,965	2,522,191
Other (individually less than 10% of total net sales)	122,705,879	190,601,609	156,406,196	4,774,304
	293,106,770	480,183,626	423,928,193	12,940,421

Sales are attributed to countries based upon the location of customers placing orders.

The Company’s TFT-LCD manufacturing process can be divided into three primary steps: the array process, cell process, and module-assembly process.  The array and cell processes are capital-intensive and thus require highly automated production equipment.  The module-assembly process is highly labor-intensive, and therefore the Company has moved a majority of the module-assembly operations to Mainland China beginning in 2002.  A geographical breakdown of long-lived assets (which primarily consist of property, plant and equipment, goodwill, and other intangible assets) as of December 31, 2006, 2007 and 2008, is as follows:

	December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	377,307,330	352,858,986	371,526,051	11,340,844
The People’s Republic of China	26,155,953	31,799,442	35,798,587	1,092,753
Other	6,902	6,625	184,090	5,619
	403,470,185	384,665,053	407,508,728	12,439,216

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2006, 2007 and 2008, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,
	2006		2007		2008
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
			(in thousands)

Samsung	32,824,794	11	61,141,835	13	62,865,559	1,918,973	15

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

26.	Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in conformity with ROC GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  A discussion of the significant differences between US GAAP and ROC GAAP as they apply to the Company is as follows:

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

In 2008, the Company partially disposed of its investments in certain available-for-sale securities that were originally acquired in connection with the merger with Unipac.  The adjustment of NT$14,030 (US$428) thousand to net income determined in accordance with US GAAP represented the difference between Unipac’s original cost basis and the fair value of such available-for-sale securities at the date of acquisition.

In 2008, the reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2008, included a reversal of the impairment loss of NT$274,961 (US$8,393) thousand recognized under ROC GAAP related to an available-for-sale security (see note 4) originally acquired in connection with the merger with Unipac.  The adjustment represented the excess of Unipac’s original cost basis over the fair value of the available-for-sale security at the date of acquisition.

In addition, under US GAAP, the Company recorded an impairment loss of NT$457,427 (US$13,963) thousand related to another available-for-sale security acquired in connection with the merger with Unipac.  The US GAAP cost basis of this investment, which was based on its fair value at the date of the Unipac acquisition, was significantly higher than the ROC GAAP cost basis based on Unipac’s original cost of the investment.  This cost basis difference contributed to management’s conclusion that there was an other-than-temporary impairment of this security for US GAAP purposes, but not for ROC GAAP purposes.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Merger with QDI

AUO completed the merger with QDI on October 1, 2006.  Under ROC GAAP, the merger was accounted for in accordance with ROC SFAS No. 25 using the purchase method of accounting.  Under US GAAP, the merger was accounted for in accordance with U.S. Statement of Financial Accounting Standards (“US SFAS”) No. 141, “Business Combinations,” using the purchase method of accounting.  Under purchase accounting, the aggregate purchase price of NT$67,837,855 thousand was determined based on the market value of shares issued, direct transaction costs incurred, and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date.  The aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair value as of October 1, 2006.  The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill.  There were no material differences identified in the accounting for the merger with QDI.

(b)	Compensation

(1)	Remuneration to directors and supervisors

Under ROC GAAP, prior to January 1, 2008, remuneration to directors and supervisors was charged directly to retained earnings in the period stockholders approved such payments and was presented under financing activities in the consolidated statement of cash flows.  Under US GAAP, such cash payments are recorded, based on management’s best estimate of the amounts to be paid upon stockholders’ approval, as compensation expense in the period when the related services are rendered, and presented under operating activities in the consolidated statement of cash flows.

Effective January 1, 2008, the Company is also required to account for such remuneration under ROC GAAP based on the period when the related services are rendered; see note 2(r).  The change in accounting principle is accounted for prospectively in accordance with ARDF Interpretation No. 2007-052.  Accordingly, there is no difference between the accounting under ROC GAAP and US GAAP in the remuneration to directors starting from fiscal year 2008.  The reconciling item of NT$13,397 (US$409) thousand for the year ended December 31, 2008, represented the reversal of the prior-year difference.

(2)	Employee bonuses

Under ROC GAAP, prior to January 1, 2008, employee bonuses were appropriated from retained earnings in the period stockholders’ approval was obtained.  If such employee bonuses were settled through the issuance of stock, the amount charged against retained earnings was based on the par value of the common shares issued.  Under US GAAP, employee bonuses are charged to expense in the year when the related services are provided.  The total amount of these bonuses is initially accrued based on the minimum cash value to be paid, with an adjustment in the subsequent year after stockholders’ approval.  Any difference between the amount initially accrued and fair value of bonuses settled by the issuance of stock is recognized at the grant date.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under ROC GAAP, effective January 1, 2008, employee bonuses are estimated and charged to expense in the period when the related services are provided; see note 2(r).  Accordingly, the difference related to retained earnings appropriation and expensing through profit or loss has been eliminated prospectively.  However, a difference continues to exist related to the “true-up” adjustment in the subsequent year upon stockholders’ approval.

(3)	Transfer of treasury stock to employees

In 2005, AUO transferred treasury stock to certain employees at a price below the carrying value of the treasury stock.  The plan prescribed a service condition of one year.  Under ROC GAAP, in accordance with ROC SFAS No. 30, “Accounting for Treasury Stock,” the difference between the selling price and carrying value of treasury stock was recorded in capital surplus in fiscal year 2005.  Under US GAAP, AUO adopted US SFAS No. 123, “Accounting for Stock-Based Compensation,” and evaluated the arrangement as an employee stock purchase plan (“ESPP”) that granted rights to purchase shares at the stated price and had no option feature.  Compensation cost was measured as the excess of the quoted market price over the exercise price at the grant date taking into account the expected forfeiture rate.  Pursuant to the terms in the transfer agreement, AUO recognized compensation cost of NT$147,658 thousand for the year ended December 31, 2006.  Effective January 1, 2006, the Company adopted US SFAS No. 123 (Revised 2004), “Share-based Payment.”  The adoption of US SFAS No. 123R did not have a material impact on the accounting for the above transactions.

(c)	Equity-method investments and other-than-temporary impairment

If an investee company issues new shares and an investor company does not acquire new shares in proportion to its original ownership percentage, the investor company’s equity in the investee company’s net assets will be changed.  Under ROC GAAP, the change in the equity interest is adjusted to capital surplus and long-term investment.  If the investor company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged to retained earnings.  Under US GAAP, subsequent investment is treated as a step acquisition, and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired.  When the investor company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in the investee company’s equity is recognized directly in equity as a capital transaction in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary.”  This policy has been consistently applied.

Under ROC GAAP, in accordance with ROC SFAS No. 35, an equity-method investment is considered to be impaired if there is objective evidence of impairment as a result of one or more events that had occurred as of the balance sheet date indicating that the recoverable amount is below the carrying amount of the investment.  Impairment is assessed at the individual security level.  The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment.  The impairment loss is recorded in profit or loss.  If the

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain in profit or loss.

Under US GAAP, impairment of an equity-method investment is recognized if such impairment is other-than-temporary.  The amount of the impairment loss is calculated by reference to the excess of the carrying value of the equity-method investment over its fair value.  For equity-method investments in publicly traded equity securities, fair value is determined by reference to the quoted market price at the measurement date.  In addition, an impairment loss that is recognized cannot be reversed subsequently.

In 2008, the Company’s investment in Qisda experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value was less than the carrying amount of the investment, management concluded there was an other-than-temporary impairment at December 31, 2008, for US GAAP purposes.  As a result, the Company recognized an impairment loss of NT$1,928,709 (US$58,874) thousand related to its investment in Qisda for the year ended December 31, 2008.  No impairment loss is recorded for ROC GAAP purposes for the investment in Qisda because management believes that the carrying amount is supported by the expected discounted cash flows from the investment.

(d)	Convertible bonds

Under ROC GAAP, each of the convertible bonds assumed from the merger with QDI in 2006 was recorded in its entirety as a liability at fair value at the date of acquisition.  The difference between fair value and redemption value at the date of acquisition is recorded as a discount or premium, and amortized over the redemption period using the effective interest rate method.  When the bond is converted into common stock, the par value of the shares is credited to common stock, and the difference between the carrying value of the bond and the par value of common stock is recorded in capital surplus.

Under US GAAP, in accordance with US SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations, management concluded that the conversion features for the two overseas convertible bonds assumed from the merger with QDI at October 1, 2006, namely ECB 2 and ECB 3, qualified as embedded derivative instruments under US SFAS No. 133, as these bonds are denominated in a currency that is different from AUO’s functional currency, and therefore were required to be bifurcated from the debt hosts.  Management further concluded that the put and call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under US SFAS No. 133, as they were considered to be clearly and closely related to the debt hosts.  As a result, under US GAAP, ECB 2 and ECB 3 were recorded at the fair value at the date of acquisition without taking into account the embedded conversion options.  The recorded carrying amounts are accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2007, the differences in the amortization of discount (premium) for ECB 2 and ECB 3 between ROC GAAP and US GAAP were fully amortized.  Further, as discussed in note 15, ECB 2 was fully redeemed by AUO and ECB 3 was partially redeemed in cash upon the exercise of the redemption right by certain bondholders in 2007.  For US GAAP purposes, the carrying amounts of the convertible bonds redeemed, including any unamortized premiums or discounts, and the fair value of the related embedded derivative instrument liabilities at the date of redemption exceeded the cash paid to redeem the bonds, resulting in a gain of NT$864,034 thousand for the year ended December 31, 2007.

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2008, included the impact of changes in the fair value of the embedded derivative instrument liability of NT$1,252,181 (US$38,223) thousand, which is recognized only for US GAAP purposes.

(e)	Shareholders’ stock dividends

Under ROC GAAP, shareholders’ stock dividends paid are recorded at par value, with a charge to retained earnings.  Under US GAAP, generally, if the ratio of distribution is less than 25% of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The stock dividends issued in 2006, 2007 and 2008 decreased retained earnings and increased capital surplus by NT$5,439,900 thousand, NT$6,862,012 thousand and NT$16,129,873 (US$492,365) thousand, respectively.

(f)	Defined pension benefits

Effective January 1, 1998, the Company adopted ROC SFAS No. 18, which is not materially different from US SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” with the exception of the accounting upon adoption.  Pension expense is different under ROC GAAP and US GAAP primarily as a result of unrecognized prior service cost.

In 2006, the Company adopted US SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  US SFAS No. 158 requires the recognition of the funded status of a defined benefit plan on the balance sheet and the recognition of changes in funded status in the year in which the changes occur through comprehensive income.  Upon the adoption of US SFAS No. 158, the Company recognized an increase in accrued pension liabilities of NT$234,510 thousand and a corresponding decrease in accumulated other comprehensive income as of December 31, 2006.  The adoption of US SFAS No. 158 had no effect on the statements of income for the periods presented.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Depreciation of buildings

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years in accordance with the relevant provisions of the ROC Internal Revenue Code.  Under US GAAP, buildings are depreciated over their estimated useful lives of 20 years.

(h)	Hedging derivative financial instruments

Upon the adoption of ROC SFAS No. 34 on January 1, 2006, there was no material difference between the accounting under ROC GAAP and US GAAP for hedging derivative financial instruments executed on or after January 1, 2006, except that ROC SFAS No. 34 permits the designation of derivatives entered into before the date of initial adoption on January 1, 2006, as effective hedge.

(i)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for earned but unused vacation at the end of each year.  Under US GAAP, earned but unused vacation that can be carried over to subsequent periods is accrued for at each balance sheet date.

(j)	Research and development expense

Under ROC GAAP, the amortization of patent and licensing fees for product and process technology is included in the research and development expense.  Under US GAAP, the amortization expense is included in the cost of goods sold.

(k)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year.  Under ROC GAAP, fixed escalation of rental payment is recognized as it becomes payable.  Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

(l)	Income taxes

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based are distributed in future years, in which case the shareholders, but not the Company, can claim an income tax credit.

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution.  For US GAAP purposes, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years.  Accordingly, prior to 2006, the tax rate used by the Company to measure its income tax expense for US GAAP purposes, including the tax effects of temporary differences, was 32.5%, which reflects the 25% statutory income tax rate on earnings and the additional tax on undistributed earnings at an effective rate of 7.5%.

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

Under US GAAP, since the new tax law requires the calculation of the undistributed earnings surtax be based solely on the Company’s ROC GAAP income, any tax expense associated with the undistributed earnings surtax recorded under ROC GAAP will effectively reduce the computed amount of the undistributed earnings surtax pertaining to the period such tax expense is recorded for ROC GAAP purposes.  As a result, the tax rate used by the Company to measure income tax expense under US GAAP changed from 32.5% to 31.8% beginning in 2006.  In addition, since the undistributed earnings surtax would be based on the Company’s ROC GAAP income, temporary differences arising from any differences between the tax basis and ROC GAAP basis of the Company’s assets and liabilities would no longer have an impact on the computation of the amount of the undistributed earnings surtax.  Because the reversal of such temporary differences will not result in future taxable or deductible amounts for purposes of the calculation of the undistributed earning surtax, the deferred tax assets and liabilities relating to such temporary differences are recognized at the distributed income tax rate of 25%, rather than at the undistributed tax rate of 32.5% prior to the tax law change.  For temporary differences that arise from the differences between US GAAP and ROC GAAP, the resulting deferred tax assets and liabilities are recognized at the revised undistributed tax rate of 31.8%.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.”  FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure.  The adoption and implementation of FIN 48 did not have a material impact on the Company’s consolidated financial statements.  ROC GAAP does not provide any explicit guidance on the accounting for uncertainty in income taxes.  There is no significant difference in the Company’s accounting policy for income tax uncertainties between ROC GAAP and US GAAP.

(m)	Earnings per common share

Under ROC GAAP, basic EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  Diluted EPS are computed by taking into account the basic EPS and additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expense derived from any underlying dilutive share equivalents.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock, and employee stock bonuses issued prior to January 1, 2009.  Effective January 1, 2009, and under ROC GAAP, EPS are not restated for employee stock bonuses.

Under ROC GAAP, effective January 1, 2008, pursuant to the provisions of ARDF Interpretation No. 2008-169, the weighted-averaged number of common shares outstanding during the year in computing diluted EPS is adjusted to include the effects of dilutive potential common stock related to employee bonuses, assuming the employee bonuses were to be distributed entirely by way of stock bonuses.  Under US GAAP, the employee bonuses are estimated based on the minimum cash value to be paid, as management is unable to estimate the fair value of the stock award, if any, if the arrangement requires the payment in shares.  Due to the contingent nature of employee stock bonuses, they are not included in the diluted EPS calculation.

(n)	Principles of consolidation

As described in note 1, AUO purchased a 49% ownership interest in Toppan CFI and has an agreement in place.  Under ROC GAAP, the Company consolidated Toppan CFI in accordance with ROC SFAS No. 7, “Consolidated Financial Statements.”  Under US GAAP, AUO determined that Toppan CFI is a variable interest entity (“VIE”) under FIN 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” and AUO is considered the primary beneficiary.  Therefore, the Company consolidated Toppan CFI in accordance with FIN 46R starting from fiscal year 2007.  Under FIN 46R, the assets and liabilities of the VIE are recorded at fair value (including the portion attributable to noncontrolling interests).  Under ROC GAAP, when the acquirer’s interest in the acquiree is less than 100 percent, assets and liabilities are adjusted to reflect fair value only to the extent of the acquirer’s interest in the acquiree.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Goodwill

Under ROC GAAP, the Company determined that it is a single CGU for purposes of testing goodwill for impairment.  The recoverable amount of the CGU is calculated using a cash flow projection of eight years and is compared to the carrying value of CGU.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized.

Under US GAAP, pursuant to US SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill arising from a purchase business combination is tested for impairment annually or more frequently if events or circumstances indicate it might be impaired.  The Company has determined that it is a single reporting unit for purposes of testing goodwill for impairment.  The goodwill impairment test is a two-step test.  Under the first step, the Company compares the carrying amount of its total stockholders’ equity determined on a US GAAP basis to its market value based on the quoted value of its common stock on the impairment evaluation date to determine if goodwill is potentially impaired.  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company proceeds to perform step two of the impairment test (i.e., measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with US SFAS No. 141.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined using a control premium analysis.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  The Company performs its annual impairment review of goodwill at June 30 and when a triggering event occurs between annual impairment tests.

During the fourth quarter of 2008, the global financial crisis had a significant adverse effect on the Company’s quoted market price.  At December 31, 2008, the market capitalization of the Company dropped below the book value of stockholders’ equity, which necessitated an additional test for goodwill impairment at the 2008 year-end. Consequently, the Company performed an analysis at the 2008 year-end to evaluate the potential impairment of the Company’s goodwill based on the Company’s adjusted market capitalization at December 31, 2008.  Specifically, the Company’s market capitalization was adjusted by an appropriate control premium to derive at the estimated fair value of the Company.  Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits. To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the industry that the Company operates. Furthermore, the results of the control premium analysis were corroborated with the results of an income approach of measuring the fair value of the Company. Based on management’s assessment, the Company’s fair value exceeded the book value of the Company’s stockholders’ equity at December 31, 2008. Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test under US SFAS No. 142 was not necessary.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Recent accounting pronouncements

Effective January 1, 2008, the Company adopted the provisions of US SFAS No. 157, “Fair Value Measurements,” for fair value measurements of all financial assets and liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  US SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  US SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements; see note 26(s)(10).  FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of US SFAS No. 157 until fiscal years beginning after November 15, 2008, for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  In accordance with FSP FAS No. 157-2, the Company has not applied the provisions of US SFAS No. 157 to the measurement of long-lived assets upon recognition of an impairment charge during 2008.  Additionally, the provisions of US SFAS No. 157 were not applied to fair value measurements of the Company’s reporting units (step one of goodwill impairment test performed under US SFAS No. 142) and nonfinancial assets and nonfinancial liabilities measured at fair value to determine the amount of goodwill impairment (step two of goodwill impairment test performed under US SFAS No. 142).

Beginning January 1, 2009, the Company will be required to apply the provisions of US SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis.  Management is currently evaluating the impact, if any, of applying these provisions on the Company’s financial position and results of operations.

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which was effective immediately.  FSP FAS 157-3 clarifies the application of US SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances.  Management has considered the guidance provided by FSP FAS No. 157-3 in its determination of estimated fair values during 2008.

Effective January 1, 2008, the Company adopted the provisions of US SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  US SFAS No. 159 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on a contract-by-contract basis, with changes in fair value reported in earnings.  Management has not adopted the fair value option for the Company’s financial assets and financial liabilities.

In December 2007, the FASB issued US SFAS No. 141R, “Business Combinations,” which requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value.”  Under US SFAS No. 141R, all business combinations will be accounted for by applying the acquisition method.  US SFAS No. 141R is effective for fiscal years beginning after December 15, 2008.  The Company will adopt US

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

SFAS No. 141R on January 1, 2009.  The impact of the adoption on the Company’s financial position and results of operations is dependent upon the specific terms of any applicable future business combination(s) occurring after the effective date.

In December 2007, the FASB issued US SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which requires noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  US SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  Management does not expect the initial adoption of US SFAS No. 160 to have a material impact on the Company’s results of operations for US GAAP purposes.

In March 2008, the FASB issued US SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends US SFAS No. 133 and requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under US SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows.  US SFAS No. 161 expands the current disclosure framework in US SFAS No. 133, and is effective prospectively for periods beginning on or after November 15, 2008.  Management does not expect the adoption of US SFAS No. 161 to have a material impact on the Company’s disclosure for US GAAP purposes.

In November 2008, the FASB issued Emerging Issue Task Force Issue No. (“EITF”) 08-6, “Equity Method Investment Accounting Considerations.”  EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving equity-method investments.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008.  Management does not expect the initial adoption of EITF 08-6 to have a material impact on the Company’s financial position and results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employer’s Disclosures about Postretirement Benefit Plan Assets.”  FSP FAS 132(R)-1 amends US SFAS No. 132 (revised 2003) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The disclosures about plan assets required by FSP FAS 132(R)-1 shall be provided for financial statements issued for fiscal years ending after December 15, 2009.  Management does not expect the adoption of FSP FAS 132(R)-1 to have a material impact on the Company’s disclosure for US GAAP purposes.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	US GAAP reconciliations

(1) Reconciliation of consolidated net income

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)

Net income attributable to stockholders of the parent company, ROC GAAP	9,103,472	56,417,766	21,267,386	649,188
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
-Amortization of intangible assets	(1,049,496)	(1,049,496)	(1,049,496)	(32,036)
-Depreciation	(70,961)	(16,868)	(22,266)	(680)
-Disposals of available-for-sale securities	-	-	14,030	428
-Impairment of available-for-sale securities	-	-	(182,466)	(5,570)
b) Compensation
-Remuneration to directors and supervisors	(24,000)	(158,500)	13,397	409
-Employee bonuses
-Current-year provision	(737,381)	(4,573,000)	-	-
-Adjustment to fair value	(3,265,096)	(2,584,194)	(6,520,538)	(199,040)
-Compensation cost arising from ESPP	(147,658)	-	-	-
c) Long-term equity investments
-Investment losses	(334,340)	(72,354)	(192,840)	(5,886)
-Impairment loss	-	-	(1,928,709)	(58,874)
d) Convertible bonds	(1,223,176)	(132,599)	1,252,181	38,223
f) Pension expense	1,108	2,550	2,307	70
g) Depreciation of buildings	(1,147,039)	(1,675,418)	(1,728,045)	(52,748)
h) Hedging derivative financial instruments	144,730	167,019	32,625	996
i) Compensated absences expense	(88,171)	(11,014)	80,470	2,456
k) Escalation adjustment of rent expense	2,130	6,802	2,129	65
l) Tax effect of the above US GAAP adjustments	1,089,033	832,523	430,476	13,140
l) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(1,089,033)	(17,489)	(80,789)	(2,466)
l) 10% surtax on undistributed retained earnings and others	9,086	(1,780,248)	1,699,802	51,887
Net income, US GAAP	1,173,208	45,355,480	13,089,654	399,562

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Earnings per share:
Basic	0.17	5.56	1.57	0.05
Diluted	0.17	5.32	1.53	0.05

Weighted-average number of shares outstanding (in thousands):
Basic	6,882,566	8,164,667	8,355,989
Diluted	6,882,626	8,561,409	8,560,801

(2) Reconciliation of consolidated stockholders’ equity

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Equity attributable to stockholders of the parent company, ROC GAAP	291,778,965	290,058,971	8,854,059
a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	334,149
- Intangible assets, net of amortization	1,049,496	-	-
- Other assets	(4,961)	(27,227)	(831)
b) Compensation
- Accrued remuneration to directors and supervisors	(152,000)	-	-
- Accrued employee bonuses	(4,573,000)	-	-
c) Subsidiaries and long-term equity investments	113,135	(2,004,853)	(61,198)
c) Cumulative translation adjustments	(5,845)	(11,086)	(338)
d) Convertible bonds	(1,275,935)	-	-
f) Defined benefit plan
- Accrued pension cost	(24,972)	17,587	537
- Recognition of funded status under US SFAS No. 158	(181,113)	(207,207)	(6,325)
g) Accumulated depreciation of buildings	(4,551,648)	(6,279,693)	(191,688)
i) Accrued compensated absences	(242,176)	(161,706)	(4,936)
k) Accrued rental expense and adjustment to land cost	(100,797)	(98,668)	(3,012)
l) Deferred income tax assets and liabilities	(910,059)	1,159,018	35,379
Total stockholders’ equity, US GAAP	291,865,822	293,391,868	8,955,796

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP condensed consolidated financial statements

(1) Condensed consolidated balance sheets

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Assets
Current assets	215,928,964	145,522,348	4,442,074
Long-term investments	8,599,901	6,469,741	197,489
Property, plant and equipment, net	361,197,229	383,958,143	11,720,334
Goodwill and intangible assets	30,334,693	26,399,359	805,841
Other assets	7,594,249	6,636,001	202,565
Total Assets	623,655,036	568,985,592	17,368,303

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities	180,765,111	152,647,199	4,659,560
Long-term liabilities	142,182,091	115,209,312	3,516,768
Minority interests	8,842,012	7,737,213	236,179
Stockholders’ equity	291,865,822	293,391,868	8,955,796
Total Liabilities, Minority Interests and Stockholders’ Equity	623,655,036	568,985,592	17,368,303

(2) Condensed consolidated statements of income

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Net sales	293,106,770	480,184,256	423,928,193	12,940,421
Cost of goods sold	269,734,794	407,004,913	380,968,342	11,629,070
Gross profit	23,371,976	73,179,343	42,959,851	1,311,351
Operating expenses	15,819,338	21,328,332	22,811,722	696,328
Operating income	7,552,638	51,851,011	20,148,129	615,023
Non-operating expenses, net	(5,330,269)	(3,416,728)	(4,061,975)	(123,992)
Earnings before income tax and minority interests	2,222,369	48,434,283	16,086,154	491,031
Income tax expense	1,059,238	3,053,124	2,579,576	78,742
Income before minority interests	1,163,131	45,381,159	13,506,578	412,289
Minority interests in income (losses)	(10,077)	25,679	416,924	12,727
Net income	1,173,208	45,355,480	13,089,654	399,562

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Condensed consolidated statements of comprehensive income

For the year ended December 31,
2006	2007	2008
NT$	NT$	NT$	US$
(in thousands)

Net income	1,173,208	45,355,480	13,089,654	399,562
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	(104,907)	290,193	(727,376)	(22,203)
Unrealized gains (losses) on securities	292,017	1,436,558	(1,693,174)	(51,684)
Cumulative translation adjustments	327,996	646,134	1,277,232	38,987
Defined benefit plan	-	110,991	(18,548)	(566)
Other comprehensive income (loss)	515,106	2,483,876	(1,161,866)	(35,466)
Comprehensive income	1,688,314	47,839,356	11,927,788	364,096

(4) Condensed consolidated statements of cash flows

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net cash provided by (used in):
Operating activities	67,955,306	156,942,207	132,044,194	4,030,653
Investing activities	(83,130,667)	(66,313,691)	(101,242,355)	(3,090,426)
Financing activities	32,951,652	(44,816,566)	(37,473,199)	(1,143,870)
Effect of exchange rate change on cash and cash equivalents	(114,291)	152,392	216,450	6,607
Net change in cash and cash equivalents	17,662,000	45,964,342	(6,454,910)	(197,036)
Cash and cash equivalents at beginning of year	26,263,265	43,925,265	89,889,607	2,743,883
Cash and cash equivalents at end of year	43,925,265	89,889,607	83,434,697	2,546,847

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Additional US GAAP disclosure

(1) Available-for-sale securities

The Company holds marketable securities that are classified as available-for-sale securities.  Information on available-for-sale securities held at each balance sheet date is as follows:

			Total unrealized	Total unrealized
	Cost*	Fair value	gains	losses
	NT$	NT$	NT$	NT$
		(in thousands)
Current assets:
As of December 31, 2007	1,417,453	1,347,131	17,349	87,671
As of December 31, 2008	504,823	470,301	-	34,522
Long-term investments:
As of December 31, 2007	489,610	2,123,631	1,659,294	25,273
As of December 31, 2008	592,697	595,750	137,343	134,290

* Cost basis as of December 31, 2008, reflects the impact of the other-than-temporary impairment losses of NT$514,163 (US$15,695) thousand, which resulted in a new cost basis of the related available-for-sale securities.

Gross unrealized losses on available-for-sale securities for which other-than-temporary impairment has not been recognized at December 31, 2008, relate to investments that had been in a continuous unrealized loss position for less than 12 months.

Information on the sale of available-for-sale securities for the years ended December 31, 2006, 2007 and 2008, is summarized as follows.  The costs of the securities sold were determined on a weighted-average basis.

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2006	-	-	-
For the year ended December 31, 2007	29,956	15,714	-
For the year ended December 31, 2008	270,250	40,475	58

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Allowance for doubtful accounts, and sales returns and discounts (including related parties)

A roll-forward of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales returns and discounts:
Balance at beginning of year	505,508	1,307,549	1,572,216	47,992
Allowance assumed from merger with QDI	248,056	-	-	-
Provisions charged to earnings	2,601,072	4,093,943	2,606,922	79,576
Write-offs	(2,047,087)	(3,829,277)	(2,934,670)	(89,581)
Balance at end of year	1,307,549	1,572,215	1,244,468	37,987

(3) Pension-related benefits

AUO and Toppan CFI have established defined benefit pension plans covering their full-time employees in the Republic of China who joined the Company before July 1, 2005, and elected to participate in the plans.

One of the principal assumptions used to calculate net periodic benefit cost is the expected long-term rate of return on plan assets.  The expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year.  Over time, however, the expected long-term rate of return on plan assets is designed to approximate the actual long-term returns.

The discount rate assumptions used to account for pension plans reflect the rates available on high-quality, fixed-income debt instruments on December 31 of each year.  The rate of increase in compensation levels is another significant assumption used for pension accounting and is determined by AUO and Toppan CFI based upon annual review.

Net periodic benefit cost for AUO’s and Toppan CFI’s defined benefit pension plans amounted to NT$15,384 thousand, NT$24,397 thousand and NT$15,661 (US$478) thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

AUO and Toppan CFI use a measurement date of December 31 for their plans.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)        Obligation and funded status

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	970,987	984,913	30,064
Service cost	9,264	8,116	248
Interest cost	26,679	29,548	902
Actuarial loss (gain)	(22,017)	36,303	1,108
Curtailment	-	(1,503)	(46)
Projected benefit obligation at end of year	984,913	1,057,377	32,276

The accumulated benefit obligation for the pension plans was NT$462,884 thousand and NT$490,196 (US$14,963) thousand at December 31, 2007 and 2008, respectively.

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	799,999	947,714	28,929
Actual return on plan assets	18,601	30,264	924
Actual contributions	129,114	133,128	4,064
Fair value of plan assets at end of year	947,714	1,111,106	33,917

Plan assets only contain a pension fund (the “Fund”), as mandated by the ROC Labor Standards Law.  The government is responsible for the administration of the fund and determination of the investment strategies and policies.  AUO and Toppan CFI contribute an amount equal to 2% of salaries paid every month to the Fund as required by the law.  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name with Bank of Taiwan (formerly with the Central Trust of China before it merged with and into Bank of Taiwan on July 1, 2007).  Additional contributions may be required in the future in order to provide for unfunded obligations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the amounts recognized related to AUO’s and Toppan CFI’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Funded status-plan assets more (less) than benefit obligations	(37,198)	53,730	1,640
Prepaid pension cost (accrued liability)	(37,198)	53,730	1,640

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Accrued liability at beginning of year	(170,988)	(37,198)	(1,136)
Net periodic benefit cost	(24,397)	(15,661)	(478)
Actual contributions	129,114	133,128	4,064
Pension liability adjustments under US SFAS No. 158	29,073	(26,539)	(810)
Prepaid pension cost (accrued liability) at end of year	(37,198)	53,730	1,640

(ii)       Components of net periodic benefit cost

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Service cost	8,100	9,264	8,116	248
Interest cost	20,508	26,679	29,547	902
Expected return on plan assets	(15,208)	(22,031)	(28,408)	(867)
Amortization of net transition cost	472	323	288	9
Recognized net actuarial loss	1,512	10,162	6,118	186
Net periodic benefit cost	15,384	24,397	15,661	478

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)       Assumptions

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2006	2007	2008

Discount rate	2.75%	3.00%	2.50%
Rate of increase in compensation levels	3.50%	2.00% –3.50%	2.50% – 3.00%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2006	2007	2008

Discount rate	3.50%	2.50% – 2.75%	3.00%
Rate of increase in compensation levels	3.50%	2.00% – 3.50%	2.00% – 3.50%
Expected long-term rate of return on plan assets	2.75%	2.50% – 3.00%	2.50%

According to applicable regulations in the Republic of China, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

(iv)      Contributions

AUO and Toppan CFI contributed NT$133,128 (US$4,064) thousand to the pension plans in 2008, and anticipate contributing NT$134,235 thousand to the plans in 2009.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)        Expected benefit payments

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2009	8,710	266
2010	-	-
2011	32,186	982
2012	10,947	334
2013	10,034	306
2014-2018	233,555	7,129

The expected benefits are estimated based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2008 and include estimated future employee service.

(4)	Income taxes

(i)	The components of the provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense	1,218,824	4,493,225	2,205,215	67,314
Deferred income tax expense (benefit)	(159,586)	(1,440,101)	374,361	11,428
Income tax expense	1,059,238	3,053,124	2,579,576	78,742

Substantially all of the income before income tax and income tax expense is from domestic sources.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A reconciliation of the expected income tax expense to the actual income tax expense as reported under US GAAP for 2006, 2007 and 2008 was as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense	555,592	12,108,571	4,021,538	122,758
Increase in investment tax credits, net of expired portion	(4,359,577)	(2,685,794)	(8,506,844)	(259,672)
Change in valuation allowance	3,681,893	(7,645,980)	4,937,090	150,705
Tax exemption	(838,410)	(6,085,443)	(2,975,267)	(90,820)
Employee bonuses	1,037,534	1,789,298	1,630,135	49,760
Tax on undistributed retained earnings	910,347	5,641,777	2,126,739	64,919
Impairment loss on domestic marketable securities and domestic equity-method investee	65,708	-	939,881	28,690
Non-deductible expense and others	6,151	(69,305)	406,304	12,402
Income tax expense	1,059,238	3,053,124	2,579,576	78,742

(ii)	The components of deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	750,598	2,078,665	63,451
Unrealized loss and expenses	730,009	1,882,249	57,456
Other current liabilities	1,654,481	876,378	26,751
Investment tax credits	16,311,898	20,416,402	623,211
Net operating loss carryforwards	710,015	256,900	7,842
Convertible bonds	431,137	32,943	1,006
Property, plant and equipment	1,445,110	2,088,558	63,753
Others	315,676	564,672	17,237
Gross deferred tax assets	22,348,924	28,196,767	860,707
Valuation allowance	(13,516,141)	(16,624,849)	(507,474)
Net deferred tax assets	8,832,783	11,571,918	353,233

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31,
2007	2008
NT$	NT$	US$
(in thousands)

Deferred tax liabilities:
Long-term investment—equity method	(492,664)	(1,035,489)	(31,608)
Goodwill	(140,651)	(765,906)	(23,379)
Cumulative translation adjustments	(348,543)	(773,427)	(23,609)
Others	(285,628)	(452,256)	(13,805)
Total deferred tax liabilities	(1,267,486)	(3,027,078)	(92,401)

Net deferred tax assets	7,565,297	8,544,840	260,832

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits are utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards, net of the existing valuation allowance at December 31, 2008.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward or reversal periods are reduced.

The valuation allowance at December 31, 2008, represented the amount of tax benefits related to investment tax credit carryforwards which management determined are not more likely than not to be realized due, in part, to projections of future taxable income.  As of December 31, 2006, 2007 and 2008, the increase (decrease) in valuation allowance amounted to NT$13,071,076 thousand, NT$(7,297,685) thousand and NT$3,108,708 (US$94,893) thousand, respectively.

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings.  As of December 31, 2008, NT$2,077,902 (US$63,428) thousand of such investment tax credits have expired unutilized and an accumulated adjustment of NT$2,740,367 (US$83,650) thousand has been allocated to reduce goodwill for the subsequent release of valuation allowance resulting from the utilization of investment tax credits acquired from the merger with QDI.  Any further

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

subsequent recognition of tax benefit related to valuation allowance for deferred tax assets will be recorded in the consolidated statements of income under US SFAS No. 141R.

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis between current and noncurrent deferred tax assets for the relevant jurisdiction.  As of December 31, 2007 and 2008, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
		(in thousands)

Deferred tax assets–current	5,181,516	4,877,051	148,872
Deferred tax assets–noncurrent	3,653,125	6,556,452	200,136
Deferred tax liabilities–current	(160,332)	(267,355)	(8,161)
Deferred tax liabilities–noncurrent	(1,109,012)	(2,621,308)	(80,015)
	7,565,297	8,544,840	260,832

(iii)      Summary of total income tax expense (benefit):

In 2006, 2007 and 2008, the total income tax expense (benefit) was allocated as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)

Income tax expense from continuing operations	1,059,238	3,053,124	2,579,576	78,742
Other comprehensive income	-	331,665	183,268	5,594
Tax benefit allocated to reduce goodwill	-	(1,215,980)	(1,524,387)	(46,532)
Total income tax expense	1,059,238	2,168,809	1,238,457	37,804

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iv)      Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the year ended December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	-	709,134	21,646
Increase related to prior-year tax positions	709,134	-	-
Decrease related to prior-year tax positions	-	(309,327)	(9,442)
Settlements	-	(399,807)	(12,204)
Balance at end of year	709,134	-	-

Included in the balance of unrecognized tax benefits at December 31, 2007, were potential tax benefits of NT$709,134 thousand that, if recognized, would affect the effective tax rate on income from continuing operations.  No interest and penalties related to unrecognized tax benefits were recorded by the Company as of January 1, 2007, and for the years ended December 31, 2007 and 2008.  In 2008, the income tax authorities in Taiwan completed the examination of AUO’s income tax returns for 2004 to 2006, and AUO made a payment in 2008 to settle the liabilities accordingly.  As a result of this settlement, a portion of the previously accrued liability for unrecognized tax benefits was reversed in the consolidated statement of income for the year ended December 31, 2008.  As of December 31, 2008, the Company did not have any unrecognized tax benefits and does not expect any significant change in the unrecognized tax benefits within the next 12 months.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2007 and 2008, the components of property, plant and equipment were as follows:

	December 31, 2007
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	6,187,337	-	6,187,337
Buildings	70,963,869	(12,196,263)	58,767,606
Machinery and equipment	473,796,707	(202,364,144)	271,432,563
Other equipment and general assets	28,838,990	(20,326,279)	8,512,711
Construction in progress	8,323,471	-	8,323,471
Prepayments for purchases of land and equipment	7,973,541	-	7,973,541
	596,083,915	(234,886,686)	361,197,229

	December 31, 2008
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	6,187,337	-	6,187,337
Buildings	72,120,009	(16,159,543)	55,960,466
Machinery and equipment	509,371,848	(268,798,291)	240,573,557
Other equipment and general assets	37,233,663	(28,481,052)	8,752,611
Construction in progress	12,299,311	-	12,299,311
Prepayments for purchases of land and equipment	60,184,861	-	60,184,861
	697,397,029	(313,438,886)	383,958,143

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	The changes in the components of accumulated other comprehensive income (loss) were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation adjustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2005	-	(146,410)	71,935	-	(74,475)
Net current-period change	(104,907)	292,017	327,996	-	515,106
Adoption of US SFAS No. 158	-	-	-	(234,510)	(234,510)
Balance at December 31, 2006	(104,907)	145,607	399,931	(234,510)	206,121
Net current-period change	290,193	1,436,558	646,134	110,991	2,483,876
Balance at December 31, 2007	185,286	1,582,165	1,046,065	(123,519)	2,689,997
Net current-period change	(727,376)	(1,693,174)	1,277,232	(18,548)	(1,161,866)
Balance at December 31, 2008	(542,090)	(111,009)	2,323,297	(142,067)	1,528,131

The related income tax effects allocated to each component of other comprehensive income (loss) were as follows:

	For the year ended December 31, 2006
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	(104,907)	-	(104,907)
Unrealized gains on securities	292,017	-	292,017
Cumulative translation adjustments	327,996	-	327,996
Net current-period changes	515,106	-	515,106

	For the year ended December 31, 2007
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	357,891	(67,698)	290,193
Unrealized gains on securities	1,436,558	-	1,436,558
Cumulative translation adjustments	893,121	(246,987)	646,134
Defined benefit plan	127,971	(16,980)	110,991
Net current-period changes	2,815,541	(331,665)	2,483,876

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2008
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	(961,446)	234,070	(727,376)
Unrealized losses on securities	(1,693,174)	-	(1,693,174)
Cumulative translation adjustments	1,702,116	(424,884)	1,277,232
Defined benefit plan	(26,094)	7,546	(18,548)
Net current-period changes	(978,598)	(183,268)	(1,161,866)

There are no tax effects from realized or unrealized gains (losses) on available-for-sale securities since capital gains (losses) on Republic of China securities are not taxable (deductible) in Taiwan.

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

The revenue for principal products comprised the following:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Panels for computer products:
Panels for notebook computers	46,897	89,031	81,100	2,475
Panels for desktop monitors	100,576	133,278	93,097	2,842
Total panels for computer products	147,473	222,309	174,197	5,317
Panels for LCD televisions	104,794	200,573	188,162	5,744
Panels for consumer electronics products	31,290	43,023	42,599	1,300
Panels for industrial products	7,862	11,988	13,665	417
Other(1)	1,688	2,291	5,305	162
Total	293,107	480,184	423,928	12,940

(1)	Includes revenues generated from sales of raw materials, components, and other TFT-LCD panel products, and from service charges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Basic and diluted EPS

Basic EPS for years 2006, 2007 and 2008 were computed as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in thousands, except for per share data)

Net income	1,173,208	45,355,480	13,089,654
Weighted-average number of shares outstanding during the year–retroactively adjusted:
Shares of common stock at beginning of year	5,830,547	7,573,403	7,865,201
Common stock issued in connection with the merger with QDI	372,817	-	-
Employee stock options	41	1,138	419
Issuance of common stock for conversion of bonds	-	26,126	2,398
Issuance of shareholders’ stock dividends and employee stock bonus	223,467	175,206	487,971
Retroactive adjustment for capitalization of retained earnings	455,694	388,794	-
	6,882,566	8,164,667	8,355,989
Basic EPS:
Net income	0.17	5.56	1.57

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for 2006, 2007 and 2008 was computed as follows:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in thousands, except for per share data)

Net income for computing diluted EPS:
Net income	1,173,208	45,355,480	13,089,654
Effect of dilutive potential common stock related to convertible bonds	-	208,622	39,792
	1,173,208	45,564,102	13,129,446

Weighted-average number of shares outstanding during the year–retroactively adjusted (including the effect of dilutive potential common stock):
Shares of common stock at beginning of year	5,830,547	7,573,403	7,865,201
Common stock issued in connection with the merger with QDI	372,817	-	-
Employee stock options	41	1,138	419
Issuance of common stock for conversion of bonds	-	26,126	2,398
Issuance of shareholders’ stock dividends and employee stock bonus	223,467	175,205	487,971
Effect of dilutive potential common stock related to stock options	56	547	104
Effect of dilutive potential common stock related convertible bonds	-	377,304	204,708
Retroactive adjustment of capitalization of retained earnings	455,698	407,686	-
	6,882,626	8,561,409	8,560,801

Diluted EPS:
Net income	0.17	5.32	1.53

As of December 31, 2006, convertible bonds with principal amounts of NT$11,184,600 thousand and US$296,451 thousand were excluded from the computation of diluted EPS due to their anti-dilutive effect.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Goodwill and other intangible assets

(i)        Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008, were as follows:

	For the year ended December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	25,234,740	23,751,714	725,022
Adjustment to goodwill acquired through merger with QDI	(267,046)	-	-
Tax benefit allocated to reduce goodwill	(1,215,980)	(1,524,387)	(46,532)
Balance at end of year	23,751,714	22,227,327	678,490

(ii)       Other intangible assets

Details of the other intangible assets are as follows:

	December 31, 2007
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	22,439,097	18,000,276	4,438,821
Core technologies	3,675,700	1,531,542	2,144,158
	26,114,797	19,531,818	6,582,979

	December 31, 2008
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	22,842,711	19,589,604	3,253,107	99,301
Core technologies	3,675,700	2,756,775	918,925	28,050
	26,518,411	22,346,379	4,172,032	127,351

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Patents and licensing fees have a weighted-average amortization period of approximately eight years.  Core technologies have a weighted-average useful life of three years.

Amortization expense on intangible assets amounted to NT$2,383,210 thousand, NT$4,042,617 thousand and NT$2,981,572 (US$91,013) thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2008, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	December 31, 2008
	NT$	US$
	(in thousands)

2009	1,619,035	49,421
2010	608,182	18,565
2011	353,974	10,805
2012	341,338	10,419
2013	312,678	9,544
Thereafter	936,825	28,597
Total	4,172,032	127,351

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Fair value measurements

On January 1, 2008, the Company adopted US SFAS No. 157 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).  US SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (i.e., Level 3 measurements).  The three levels of fair value hierarchy are as follows:

●
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.  Assets utilizing Level 1 inputs include available-for-sale securities that are actively traded.

●
Level 2 inputs are quoted prices in markets that are not active or for which all significant input are observable, either directly or indirectly.  Assets and liabilities utilizing Level 2 inputs include interest rate swap contracts, foreign currency forward contracts and embedded derivative financial instruments.

●	Level 3 inputs are unobservable inputs.

Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Company’s own assumptions are the same as those that market participants would use in pricing the asset or liability at the measurement date.  The Company uses inputs that are current as of the measurement date, including during periods when the market may be abnormally high or abnormally low.  Accordingly, fair value measurement can be volatile based on various factors that may or may not be within the Company’s control.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents assets and liabilities that are measured at fair value on a recurring basis in the consolidated balance sheet as of December 31, 2008:

		Fair value measurements at reporting date using
	December 31, 2008	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)*
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Available-for-sale financial assets–current	470,301	470,301	-	-
Foreign currency forward contracts	1,067,531	-	1,067,531	-
Interest rate swap contracts	5,398	-	5,398	-
Available-for-sale financial assets–noncurrent	595,750	595,750	-	-

Liabilities:				-
Foreign currency forward contracts	28,831	-	28,831	-
Interest rate swap contracts	829,389	-	829,389	-
Embedded derivative instrument liabilities	-	-	-	-

* There are no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in US SFAS No. 157 for the year ended December 31, 2008.

The consolidated financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of US SFAS No. 157.  The Company will not adopt the provisions of US SFAS No. 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Summarized US GAAP financial information about equity-method investees

	As of and for the years ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)

Current assets	75,622	79,801	92,391	2,820
Noncurrent assets	88,245	70,662	80,219	2,449
Current liabilities	80,065	67,516	85,029	2,596
Long-term liabilities	28,734	34,579	30,836	941
Minority interests	4,010	3,806	7,737	236
Stockholders’ equity	51,058	44,562	49,008	1,496
Net sales	255,970	190,185	210,901	6,438
Gross profit	20,958	19,615	16,667	509
Net income (loss)	(31,908)	5,597	(7,524)	(230)