Form 20-F/A
period 2008-12-31
AU OPTRONICS CORP
filed 2009-06-05
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s annual report for the fiscal year ended December 31, 2008 (File No. 001-31335) (“Original Annual Report”) is being filed solely for the purpose of correcting typographical errors included in Item 18. Financial Statements, as set forth below:

●	On pages F-59 and F-60, revising the table relating to “Basic EPS for years 2006, 2007 and 2008” to remove an extraneous line item “Basic EPS—retroactively adjusted (NT$)” at the bottom of such table.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report.

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

4.6
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(l) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

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

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F as filed with the Commission on May 27, 2009).

12.1	Certification of Lai-Juh (L.J.) Chen, Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

12.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included on the signature page hereto).

13.1	Certification of Lai-Juh (L.J.) Chen, Chief Executive Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ LAI-JUH (L.J.) CHEN
	Name:	Lai-Juh (L.J.) Chen
	Title:	Chief Executive Officer

Date: June 5, 2009

Certification

I, Lai-Juh (L.J.) Chen, the Chief Executive Officer of AU Optronics Corp., or the registrant, certify that:

1.	I have reviewed this annual report on Form 20-F of AU Optronics Corp., as amended by this Amendment No. 1 on Form 20-F/A;

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 5, 2009

By:	/s/ LAI-JUH (L.J.) CHEN
	Name:	Lai-Juh (L.J.) Chen
	Title:	Chief Executive Officer

Certification

I, Andy Yang, the Chief Financial Officer of AU Optronics Corp., or the registrant, certify that:

1.	I have reviewed this annual report on Form 20-F of AU Optronics Corp., as amended by this Amendment No. 1 on Form 20-F/A;

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

Date: June 5, 2009

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2007 and 2008, details of outstanding and vested options of the ESO Plans were as follows:

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

The statutory income tax rate applicable to AUO and its subsidiaries located in the Republic of China is 25%.  Effective January 1, 2006, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated.  Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.

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