Form 20-F
period 2009-12-31
AU OPTRONICS CORP
filed 2010-05-11
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  8,827,045,535 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes         ☐   No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐       International Financial Reporting Standards as issued by the International Accounting Standards Board ☐Other ☒

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the impact of the global economic and financial crisis and the resulting slowdown in the global economy;

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	excess capacity in the thin film transistor liquid crystal display (“TFT-LCD”) industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our ability to expand into new businesses or industries;

•	our ability to undertake mergers and acquisitions or investments;

•	changes in technology and competing products;

•	our ability to successfully expand our capacity;

•	our ability to acquire sufficient raw materials and key components;

•	our dependence on key personnel;

•	general political and economic conditions, including those related to the TFT-LCD industry;

•	litigation and regulatory investigations against us;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB”) amounts, Japanese Yen (“JPY” or “YEN”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$31.95 to US$1.00, RMB6.83 to US$1.00,  JPY93.08 to US$1.00, and EUR0.70 to US$1.00, respectively, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar, RMB per U.S. dollar, JPY per U.S. dollar and EUR per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On May 7, 2010, the noon buying rates were NT$31.77 to US$1.00, RMB6.83 to US$1.00, JPY91.67 to US$1.00, and EUR0.79 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 set forth below have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 and selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements that have not been included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

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

For information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us, see note 28 to our consolidated financial statements.

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Statement of Operations Data:
ROC GAAP
Net sales	217,388.4	293,106.8	480,183.6	423,928.2	359,331.3	11,246.7
Gross profit	29,848.0	29,850.3	86,178.2	55,327.9	7,040.9	220.4
Operating expenses	12,859.3	15,634.0	22,903.5	22,235.6	22,279.9	697.3
Operating income (loss)	16,988.7	14,216.3	63,274.8	33,092.3	(15,239.1)	(477.0)
Earnings (loss) before income tax and cumulative effect of changes in accounting principles	16,094.6	10,200.3	58,563.8	26,270.9	(27,267.4)	(853.4)
Income tax (expense) benefit	(473.4)	(1,068.3)	(2,087.9)	(4,629.1)	22.6	0.7
Cumulative effect of changes in accounting principles(1)	–	(38.6)	–	–	–	–
Net income (loss)	15,621.2	9,093.4	56,475.9	21,641.8	(27,244.8)	(852.7)
Weighted average shares outstanding—Basic	6,742.1	7,397.9	8,695.1	8,760.3	8,796.7	8,796.7
Weighted average shares outstanding—Diluted (2)	6,742.1	7,511.3	9,115.8	9,111.1	8,796.7	8,796.7

	Year Ended and As of December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Statement of Operations Data:
ROC GAAP (continued)
Earnings (loss) per share—Basic	2.32	1.23	6.49	2.43	(3.04)	(0.10)
Earnings (loss) per share—Diluted(2)	2.32	1.14	6.16	2.34	(3.04)	(0.10)
Earnings (loss) per ADS equivalent—Basic	23.18	12.31	64.88	24.28	(30.43)	(0.95)
Earnings (loss) per ADS equivalent—Diluted(2)	23.18	11.41	61.64	23.39	(30.43)	(0.95)

Consolidated Balance Sheet Data:
ROC GAAP
Current assets	95,841.0	152,771.4	217,878.3	146,293.1	196,460.8	6,149.0
Property, plant and equipment	221,126.8	381,550.7	363,835.1	389,348.3	390,750.1	12,230.1
Goodwill and intangible assets	2,483.3	20,142.8	19,554.4	15,548.1	14,293.3	447.4
Total assets	329,796.3	578,157.9	617,459.2	566,935.6	622,612.8	19,487.1
Current liabilities	89,858.1	167,345.6	174,520.9	152,484.7	202,725.4	6,345.1
Long-term liabilities	83,940.3	179,716.0	142,097.2	115,170.9	144,829.2	4,533.0
Total liabilities	173,976.8	347,081.6	316,639.4	267,676.9	347,693.8	10,882.4
Capital stock	58,305.5	75,734.0	78,177.1	85,057.2	88,270.5	2,762.8
Total stockholders’ equity	155,819.5	231,076.3	300,819.9	299,258.7	274,919.0	8,604.7

Other Financial Data:
ROC GAAP
Gross margin(3)	13.7%	10.2%	17.9%	13.1%	2.0%	2.0%
Operating margin(4)	7.8%	4.9%	13.2%	7.8%	(4.2)%	(4.2)%
Net margin(5)	7.2%	3.1%	11.8%	5.1%	(7.6)%	(7.6)%
Capital expenditures	80,652.3	87,246.7	65,136.7	98,355.2	61,046.9	1,910.7
Depreciation and amortization	34,493.2	52,760.2	81,705.6	81,188.4	90,107.6	2,820.3
Cash dividend paid	5,935.2	1,749.2	1,514.8	19,670.6	2,551.7	79.9
Cash flows from operating activities	48,006.0	68,526.7	156,926.9	132,057.5	57,041.0	1,785.3
Cash flows from investing activities	(82,456.2)	(83,300.6)	(66,123.1)	(101,257.4)	(66,616.7)	(2,085.0)
Cash flows from financing activities	43,097.3	32,550.8	(44,816.6)	(37,435.6)	11,925.3	373.2

The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Consolidated Statement of Operations Data:
US GAAP
Net sales	217,388.4	293,106.8	480,184.3	423,928.2	358,732.8	11,227.9
Gross profit	22,126.5	23,372.0	73,179.3	42,959.9	766.4	24.0
Operating expenses	12,642.7	15,819.3	21,328.3	22,811.7	29,076.1	910.0
Operating income (loss)	9,483.8	7,552.6	51,851.0	20,148.1	(28,309.7)	(886.1)
Earnings (loss) before income tax, extraordinary item and non-controlling interests	8,837.1	2,222.4	48,434.3	16,086.2	(29,662.3)	(928.4)
Income tax (expense) benefit	(473.4)	(1,059.2)	(3,053.1)	(2,579.6)	1,359.5	42.6
Non-controlling interests in (loss) income	(5.8)	(10.0)	25.7	416.9	367.5	11.5
Extraordinary item(6)	308.7	–	–	–	–	–
Net income (loss) attributable to stockholders of AU Optronics Corp.	8,678.2	1,173.2	45,355.5	13,089.7	(28,670.3)	(897.3)
Weighted average shares outstanding—Basic	6,356.6	7,089.0	8,409.6	8,606.7	8,785.2	8,785.2
Weighted average shares outstanding—Diluted(2)	6,356.6	7,089.1	8,818.3	8,817.6	8,785.2	8,785.2
Earnings (loss) per share—Basic:
Income (loss) before extraordinary item	1.32	0.17	5.39	1.52	(3.26)	(0.10)
Extraordinary item	0.05	–	–	–	–	–
Net income (loss)	1.37	0.17	5.39	1.52	(3.26)	(0.10)
Earnings (loss) per share—Diluted(2)

	Year Ended and As of December 31,
	2005	2006	2007	2008	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Consolidated Statement of Operations Data:
US GAAP (continued)
Income (loss) before extraordinary item	1.32	0.17	5.17	1.49	(3.26)	(0.10)
Extraordinary item	0.05	–	–	–	–	–
Net income (loss)	1.37	0.17	5.17	1.49	(3.26)	(0.10)
Earnings (loss) per ADS equivalent—Basic:
Income (loss) before extraordinary item	13.17	1.65	53.93	15.21	(32.63)	(1.02)
Extraordinary item	0.49	–	–	–	–	–
Net income (loss)	13.66	1.65	53.93	15.21	(32.63)	(1.02)
Earnings (loss) per ADS equivalent—Diluted:(2)
Income (loss) before extraordinary item	13.17	1.65	51.67	14.89	(32.63)	(1.02)
Extraordinary item	0.49	–	–	–	–	–
Net income (loss)	13.66	1.65	51.67	14.89	(32.63)	(1.02)

Consolidated Balance Sheet Data:
US GAAP
Current assets	93,469.8	150,855.5	215,929.0	145,522.3	195,902.9	6,131.5
Property, plant and equipment	220,974.0	380,859.8	361,197.2	383,958.1	385,571.6	12,068.0
Goodwill and intangible assets	16,578.5	33,188.5	30,334.7	26,399.4	25,036.5	783.6
Total assets	342,809.3	588,431.5	623,655.0	568,985.6	626,141.8	19,597.6
Current liabilities	91,288.0	169,543.8	180,765.1	152,647.2	203,120.9	6,357.5
Long-term liabilities	84,485.1	179,927.6	142,182.1	115,209.3	145,004.4	4,538.5
Total liabilities	175,773.1	349,471.4	322,947.2	267,856.5	348,125.3	10,896.0
Non-controlling interests in subsidiaries	117.3	342.0	8,842.0	7,737.2	11,747.5	367.7
Total equity attributable to stockholders of AU Optronics Corp.	166,918.9	238,618.1	291,865.8	293,391.9	266,269.0	8,333.9

Other Financial Data:
US GAAP
Gross margin(3)	10.2%	8.0%	15.2%	10.1%	0.2%	0.2%
Operating margin(4)	4.4%	2.6%	10.8%	4.8%	(7.9)%	(7.9)%
Net margin(5)	4.0%	0.4%	9.4%	3.1%	(8.0)%	(8.0)%
Capital expenditures	80,801.0	87,408.9	65,300.5	98,330.6	61,331.5	1,919.6
Depreciation and amortization	36,067.1	54,940.0	84,984.5	83,680.4	91,506.9	2,864.1
Cash flows from operating activities	46,951.9	67,955.3	156,942.2	132,044.2	58,566.1	1,833.1
Cash flows from investing activities	(81,428.1)	(83,130.7)	(66,313.7)	(101,242.4)	(68,550.3)	(2,145.5)
Cash flows from financing activities	43,783.9	32,951.7	(44,816.6)	(37,473.2)	11,467.6	358.9

(1)
Represents the cumulative effect of our adoption of Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 34 “Financial Instruments: Recognition and Measurement” on January 1, 2006.

(2)	Diluted earnings per share in 2009 was not calculated due to the anti-dilutive effect of stock options and convertible bonds.

(3)	Gross margin is calculated by dividing gross profit by net sales.

(4)	Operating margin is calculated by dividing operating income by net sales.

(5)	Net margin is calculated by dividing net income by net sales.

(6)	Represents the proportionate share of extraordinary gain reported by equity-method investee in 2005.

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

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average		High		Low		Period-End
	(of month-end rates for years)
2005	NT$	32.13	NT$	33.77	NT$	30.65	NT$	32.80
2006		32.51		33.31		31.28		32.59
2007		32.85		33.41		32.26		32.43
2008		31.52		33.55		29.99		32.76
2009		32.96		35.21		31.95		31.95
November		32.32		32.58		32.12		32.20
December		32.25		32.38		31.95		31.95
2010: (through May 7)	31.78		32.14		31.30		31.77
January		31.87		32.04		31.65		31.94
February		32.06		32.14		31.98		32.12
March		31.83		32.04		31.70		31.73
April		31.48		31.74		31.30		31.31
May (through 7)	31.56		31.77		31.40		31.77

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

The recent global economic and financial crisis and the resulting slowdown in the global economy could materially and adversely affect our business, results of operations and financial condition.

The recent global economic and financial crisis and the resulting slowdown in the global economy that have been affecting global business, banking and financial sectors have also been affecting the TFT-LCD market. The recent turmoil in global markets has resulted in sharp declines in electronic products sales from which we generate our income. There could be a number of side effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations.  If the global economic downturn continues or if any similar financial crisis or economic downturn occurs in the future, our business, results of operations and financial condition may be materially and adversely affected.

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

For example, average selling prices of our large-size panels decreased by 10.9% in the first quarter of 2007 from the fourth quarter of 2006 and then increased in the last three quarters of 2007 by 31.1% from the first quarter of 2007. Average selling prices of our large-size panels decreased throughout 2008 by 46.6% from the fourth quarter of 2007.  On a year-to-year basis, average selling prices decreased by 24.9% in 2009 compared to 2008, decreased by 13.6% in 2008 compared to 2007.

Capacity expansion currently being undertaken or anticipated in the TFT-LCD industry may lead to excess capacity. For example, it is expected that as additional capacity provided by eighth and future generation fabs becomes available, the TFT-LCD industry may face excess capacity. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will primarily depend upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technology advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced into the market, such prices decline over time and in certain cases, very rapidly, as a result of market competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the rate at which we are able to reduce our manufacturing costs, our profit margins will be adversely affected and our results of operations and financial condition may be materially and adversely affected.

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2010 or beyond, the value of the ADSs and our shares may be adversely affected.

Our results of operations have fluctuated in the past.  In 2007, our net sales increased by 63.8% to NT$480.2 billion and our net income increased to NT$56.5 billion compared to 2006.  Primarily as a result of the recent global disruption in financial markets and adverse economic conditions and the decrease in average selling prices for our products, our net sales decreased by 11.7% to NT$423.9 billion in 2008 compared to 2007 and further decreased by 15.2% to NT$359.3 billion in 2009 compared to 2008. Our net income decreased by 61.7% to NT$21.6 billion in 2008 compared to 2007; however we incurred a net loss of NT$27.2 billion in 2009.  We cannot assure you that we will be profitable in 2010 or beyond.  In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2010 or beyond, the value of the ADSs and our shares may be adversely affected.

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

•	Our ability to expand capacity. We may not be able to meet market demand in a timely manner if we are unable to successfully implement our expansion plans.

•	Our ability to manage our product mix. Our results of operations may fluctuate if we are unable to manage our product mix to meet our customers’ demand in a timely manner.

•
Our ability to obtain raw materials and components at acceptable prices and in a timely manner. A shortage in raw materials and components could result in increased raw materials and components costs and put downward pressure on gross margins as well as cause delays to our production and delivery schedules, which may result in the loss of customers and revenues.

•
Lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market. When oversupply conditions occur, we may reduce the price of our panels to maintain high capacity utilization rates or adjust our utilization rate.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	changes in general political, economic and legal conditions, such as the impact of the recent global financial crisis on economic growth and the resulting slowdown in the global economy;

•	the cyclical nature of both the TFT-LCD industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory; and

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

We plan to continue to expand our operations to meet the needs of high-growth applications in computer products, consumer electronics, LCD television and other markets as demand increases. Because these products, such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players and LCD televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations depend on continuing demand for televisions, notebook computers, desktop monitors and other products with TFT-LCD panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and other products with display devices. In particular, a substantial percentage of our sales is increasingly derived from our panels for LCD televisions, which accounted for 41.8%, 44.4% and 46.3% of our net sales in 2007, 2008 and 2009, respectively. A substantial portion of our sales is also derived from our panels used in desktop monitors, which accounted for 27.8%, 22.0% and 19.0% of our net sales in 2007, 2008 and 2009, respectively, and our panels used in notebook computers accounted for 18.5%, 19.1% and 16.8% of our total net sales in 2007, 2008 and 2009, respectively. We will continue to be dependent on the growth of the television and personal computer industries for a substantial portion of our net sales, and any downturn in these industries would result in reduced demand for our products, reduced net sales, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

If we are unable to achieve high capacity utilization rates, our results of operations will be adversely affected.

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

Although we achieved high capacity utilization rates in certain quarters in 2007, 2008 and 2009, our results of operations in the past have been adversely affected by low capacity utilization rates. For example, in the fourth quarter of 2008 and the first quarter of 2009, we had adjusted our utilization rates to as low as approximately 55% and 65%, respectively, in order to offset the impact of excess inventory that was accumulating in the market. We cannot assure you that we will be able to achieve high capacity utilization rates in 2010 or beyond. If we are unable to efficiently ramp-up our advanced production facilities or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our panels and the obsolescence of our existing TFT-LCD panel inventory. This can result in a decrease in the stated value of our TFT-LCD panel inventory, which we value at the lower of cost or net realizable value.

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

We depend on a small number of customers for a substantial portion of our business. In 2007, 2008 and 2009, our five largest customers accounted for 32.1%, 39.4% and 37.3%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. For example, Samsung Electronics Co., Ltd. (“Samsung”) accounted for 12.7%, 14.8% and 16.9% of our net sales in 2007, 2008 and 2009, respectively.

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

If we are found to have violated antitrust and competition laws, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Specifically, since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (“U.S. DOJ”), the Commission of the European Communities Directorate-General for Competition (“DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified us of the termination of its investigation. The Japan Fair Trade Commission and the Korean Fair Trade Commission also requested certain information from us as part of their respective investigations in 2007 and 2009, respectively. In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities.  We received DG COMP’s Statement of Objections in May 2009 and submitted our reply in July 2009. We and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. The result of DG COMP’s investigation is still pending. We intend to continue to cooperate with these investigations as warranted as part of our ongoing defense of these matters.

We, certain of our subsidiaries, and certain of our respective current or former officers and/or employees may be indicted in the United States for possible violations of antitrust and/or competition laws. If we and certain of our subsidiaries are found to have violated antitrust and/or competition laws, we and our subsidiaries will likely have to pay a fine or penalty. It is also possible that certain of our current or former officers and/or employees may be held criminally liable and subject to imprisonment or fines or both. We and our subsidiaries may also agree to pay a fine or penalty as part of any plea bargain or settlement. To our knowledge, certain of our competitors that pled guilty and entered into plea bargain agreements with the U.S. DOJ have agreed to pay fines ranging from US$35 million to US$400 million. While we do not know all the facts and circumstances that led each of these competitors to enter into these pleas, we are aware of the outcome of those plea bargain agreements which may or may not be the amounts which we and our subsidiaries may agree to pay and/or which the U.S. DOJ may agree to accept as part of any plea bargain and/or settlement.

The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Moreover, there are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United Stated District Court for the Northern District of California.  In the amended consolidated complaints, the plaintiffs are seeking, among other things,  unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The class actions are in the discovery phase. The court has recently issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies, including direct and indirect purchasers.

In addition, in the fourth quarter of 2009,  AT&T Corp and its affiliates (collectively, “AT&T”), Motorola Inc. (“Motorola”) and Nokia Corporation (“Nokia”), respectively filed civil lawsuits against a number of LCD manufacturers including us, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. These lawsuits are still in the early stages.

We have made provisions for certain potential litigation losses and others, as may be applicable, and we will adjust the amounts from time to time as we deem appropriate.  See note 25(e) to our consolidated financial statements.

We intend to defend these lawsuits vigorously and we have retained legal counsel to represent us. At this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable. We are reviewing the merits of these civil lawsuits on an ongoing basis. Any penalties, fines or settlements made in connection with these lawsuits may have a material adverse effect on our business, results of operation and future prospects.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to successfully expand our capacity in our second 7.5-generation fab or complete the construction and installation of our second 8.5- generation fab as scheduled.

We commenced construction of our second 7.5-generation fab in the third quarter of 2006 and it began commercial production in the second quarter of 2009.  As of April 30, 2010, our second 7.5-generation fab had an input capacity of approximately 25,000 substrates per month.  If market demand increases in the future, we may decide to expand to its maximum input capacity of approximately 60,000 substrates per month.

We also commenced construction of our second 8.5-generation fab in the second quarter of 2009 and we expect to start equipment move-in by the end of 2010. Our second 8.5-generation fab is designed to process substrates of 2,200 mm x 2,500 mm which can produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 55-inch panels or three 65-inch panels in wide format. The location of our second 8.5-generation fab is in the Seven Star Farm of Central Taiwan Science Park in the ROC (“Seven Star Farm”). In July 2006, the Environmental Protection Agency of the ROC Executive Yuan issued its opinion (“EPA Opinion”) on an environmental impact assessment report submitted by the Central Taiwan Science Park Development Office relating to the development of Seven Star Farm (“Environmental Impact Assessment Report”), which among other things, required a wider scope of environmental impact assessment and additional environmental control measures for projects constructed on Seven Star Farm compared to the scope and measures proposed in the Environmental Impact Assessment Report. The EPA Opinion was disputed and finally appealed to Taiwan Supreme Administrative Court. On January 21, 2010, the Taiwan Supreme Administrative Court dismissed the case. Notwithstanding the dismissal, the Central Taiwan Science Park Development Office may still be required to make additional environmental assessment for the construction of Seven Star Farm. We have been approved to commence construction of our second 8.5-generation fab on Seven Star Farm and as of December 31, 2009, the development cost we incurred for our second 8.5-generation fab was approximately NT$9 billion. We cannot assure you that further queries or challenges presented by the EPA will not adversely affect our construction and we cannot assure you that we would be able to complete construction and installation of our second 8.5-generation fab as scheduled. We may also incur additional expenses in connection with dealing with queries or challenges by the EPA, which may adversely affect our business and results of operations.

In addition, the successful expansion of our second 7.5-generation fab or completion of our second 8.5-generation fab is dependent upon a number of other factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our second 7.5-generation fab and install and operate our second 8.5-generation fab, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for our second 7.5-generation fab or second 8.5-generation fab on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment or expansion of these fabs.

If we face unforeseen disruptions in the construction, installation, expansion and/or manufacturing processes with respect to our second 7.5-generation fab or our second 8.5-generation fab, we may not be able to realize the potential gains from the manufacturing of panels and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to successfully implement our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. In April 2010, our Board of Directors resolved to issue up to US$800 million in principal amount of unsecured global convertible bonds for the purpose to purchasing machinery and equipment overseas in line with the growth of our business. In addition, we expect to make capital expenditures in connection with the expansion of our business and production capacity, including investments in 2010 in connection with the installation of our second 8.5-generation fab. If market demand increases in the future, we may also decide to expand the input capacity of our second 7.5-generation fab to approximately 60,000 substrates per month. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be adversely affected if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan and strategy;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment;

•	costs of construction and installation; and

•	interest rates and foreign exchange rates.

We cannot assure you that our planned issuance of unsecured global convertible bonds will be successful and we cannot assure you that required additional financing will be available to us on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our expansion plans, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment, and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. For example, in March 2010, Chimei Innolux Corp. was established as a result of the merger of three Taiwan-based LCD panel makers: Innolux Display Corp., Chi Mei Optoelectronics and TPO Display Corp. The merged entity has overtaken our position as Taiwan’s largest and the world’s third largest LCD panel maker in terms of revenue.  Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, eighth or higher generation capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the TFT-LCD industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development;

•	time-to-market; and

•	access to capital.

Our ability to compete successfully in the TFT-LCD industry also depends on factors beyond our control, including industry and general political and economic conditions as well as currency fluctuations.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan, the PRC, Eastern Europe and Mexico, our sales and results of operations could be adversely affected.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC, Eastern Europe and Mexico. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan, the PRC and Eastern Europe, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, Eastern Europe and Mexico, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be adversely affected.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the installation of our second 8.5-generation fab and the expansion of our second 7.5-generation fab. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may adversely affect our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into the new businesses or industries. For example, we entered the green energy business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009.  We also obtained a controlling interest in M. Setek Co., Ltd. (“M. Setek”), a major polysilicon and solar wafer manufacturer in Japan through equity investments in 2009.  We cannot assure you that our expansion into the green energy business will be successful as we have little experience in this industry.  In addition, we expect to further expand our investment in the green energy business in the future and we may need to devote significant additional resources. We cannot assure you that we may be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. If any new business in which we invest or which we intend to develop does not progress as planned, our results of operations and financial condition may be adversely affected.

We may undertake mergers, acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisitions or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, in March 2010, our Board of Directors and that of TPV Technology Limited approved to establish a joint venture involved in TFT-LCD module production in Gorzow, Poland. In April 2010, we entered into a definitive agreement with Toshiba Mobile Display Co., Ltd. (“Toshiba”) to purchase 100% of the shares of AFPD Pte., Ltd., a Singapore-incorporated subsidiary of Toshiba and a manufacturer of LCD panels. In April 2010, our Board of Directors and that of TCL King Electrical Appliances (Huizhou) Co., Ltd., approved to establish a joint venture involved in TFT-LCD TV panel and module production in Huizhou city, Guangdong Province, the PRC. In April 2010, our Board of Directors and that of Haier Group approved to establish a joint venture involved in TFT-LCD TV panel module production in Qingdao city, Shandong Province, the PRC.

Mergers, acquisitions or investments that we have entered in, and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

• problems integrating the acquired operations, technologies or products into our existing business and products;

• diversion of management’s time and attention from our core business;

• conflicts with joint venture partners;

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

Our success depends on the continued services of key senior management, including our Chairman, Chief Executive Officer and President. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. For example, we expect that Mr. Kuen-Yao (K.Y.) Lee’s time will be divided among serving as Chairman of our company, Chairman of Qisda and Chairman of BenQ Corporation. If Mr. Lee is not able to devote enough time to our company, our operations may be adversely affected.

In May 2007, Mr. Lee was indicted by the Taoyuan District Prosecutors’ Office for alleged insider trading of Qisda stock and other related charges. In August 2009, the Taoyuan court acquitted Mr. Lee of all charges.  The case was appealed by the prosecutor to the superior court in September 2009. See “Item 8.A.7. Litigation.” While we are not a party to these proceedings, adverse publicity surrounding this case could have an adverse impact on our company. If an adverse judgment is rendered against Mr. Lee, and he resigns or is otherwise no longer able to serve in his capacity as Chairman of our company, our operations may be materially and adversely affected.

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

Potential conflicts of interest with our affiliates may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with our affiliates, such as Qisda and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly and indirectly 7.56% of our outstanding shares as of April 20, 2010 and is also one of our major customers. Qisda and its subsidiaries accounted for 5.7%, 4.6% and 3.4% of our net sales in 2007, 2008 and 2009, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of April 30, 2010, two of our nine directors are representatives of Qisda, and Mr. Kuen-Yao (K.Y.) Lee, our Chairman, and Mr. Hui Hsiung, our director, are also the Chairman and President of Qisda, respectively. Mr. Kuen-Yao (K.Y.) Lee, our Chairman also serves as Chairman of BenQ Corporation, a subsidiary of Qisda. As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

Our long-term loans and facilities contain financial and other covenants and the failure to comply with the covenants could trigger a requirement for early payment. The financial covenants primarily include current ratios, indebtedness ratios, interest coverage ratios and minimum equity requirements. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. In addition, such covenants restrict our ability to raise future debt financing. In 2009, our subsidiary M. Setek breached certain financial covenants under its loan agreements. See “Item 5.B. Liquidity and Capital Resources.” If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The United States Securities and Exchange Commission (the “SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred considerable costs and used significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.

Our planned international expansion poses additional risks and could fail, which could cost us valuable resources and adversely affect our results of operations.

To meet our clients’ requirements, we are currently expanding our operations internationally, which may lead to operations across many countries. For example, we have established LCD module assembly operations in Europe and TV set assembly operations in China and Europe in order to provide more immediate services to our European and Chinese customers. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations.  However, there are inherent legal, financial and operational risks involved in having international operations and we cannot assure you that we will be able to successfully develop and expand our international operations or that we will be able to overcome the significant obstacles and risks of expanding our overseas operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter these difficulties in connection with the adoption of new manufacturing process technologies. We cannot assure you that we will be able to expand our second 7.5-generation fab and install our second 8.5-generation fab without equipment delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of high quality raw materials and components at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver-integrated circuits, cold cathode fluorescent lamps (“CCFL”), polarizer and glass substrates and light emitting diodes (“LED”), from a limited group of suppliers, both foreign and domestic. For example, in both the second half of 2007 and 2009, we experienced constraints in the supply of glass substrates due to an industry-wide decline in supply and demand outgrowing supply significantly.  Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

Although approximately 58.0% of our raw materials and components was sourced locally in Taiwan in 2009, we depend on supplies of certain principal raw materials and components mainly from suppliers in Japan and Korea. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain high-quality raw materials and components in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment and services from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our capacity expansion projects and new generation fabs. These foreign suppliers also provide assembly, testing and/or maintenance services for our purchased equipment.  From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner or at all, our expansion plan may be adversely affected.  We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, we may be unable to implement our expansion plans on schedule or in line with customer expectations and our business may be materially and adversely affected.

If we are unable to manufacture successfully our products within the acceptable range of quality, our results of operations will be adversely affected.

TFT-LCD manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including but not limited to:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	use of substandard raw materials and components; and

•	inadequate sample testing.

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. We remediate our customers mainly through repairing or replacing the defective products or refunding the purchase price relating to defective products if they are within the warranty period. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high-production yields and high quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which will adversely affect our results of operations.

If we violate environmental regulations, we may be subject to fines or restrictions that could cause our operations to be delayed or interrupted and our business to suffer.

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. We incurred small fines in 2009 for failure to meet certain effluent standards in Taiwan. We also incurred small fines in 2007 and 2008 for failure to meet certain effluent standards and air pollution control regulations.

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

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize other display technologies, such as low temperature poly-silicon (“LTPS”) technologies to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We plan to make investments in connection with the expansion of our second 7.5-generation fab and installation of our second 8.5-generation fab. However, we cannot assure you that we will be successful in completing our expansion plans or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel (“PDP”) and organic light emitting device (“OLED”) technologies. Currently, PDP technology is primarily used to produce panels larger than 50-inches for use in television, as compared to the TFT-LCD technology which is primarily used to produce panels less than 50-inches for use in monitors, notebooks and LCD television. However, as the demand for LCD televisions with panel sizes as large as that of televisions using PDP technology continues to grow, competition between these two technologies is expected to increase in the large-size television market. We also face competition in the large-size television market from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of performance-to-price ratio. If alternative display technologies gain a larger market share in the market for large-size television, our business prospects may be adversely affected.

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

Field emission display (“FED”) technology has also become commercially available. FED technology is currently primarily used in, and will compete with, medium- to large- sized applications, such as monitors. FED technology may also potentially be used in high-end applications, such as monitors for medical facilities and broadcasting equipments. In January 2010, we acquired FED technology from Field Emission Technologies Inc. (“FET”) and FET Japan, Inc. However, we cannot assure you that we will be able to develop commercialized FED products successfully and in a timely manner.

In addition, there are other alternative flat panel technologies currently either in the research and development stage or in the initial commercial promotion stage, such as inorganic electroluminescent (“IEL”) and surface-conduction electron-emitter (“SED”) display technologies. If the various alternative flat panel technologies currently commercially available, or in the research and development stage are developed to have better performance-to-price ratios, or they begin mass production, such technologies may compete with TFT-LCD technology and render our products uncompetitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have licensing arrangements with Fujitsu Limited, Sharp Corporation (“Sharp”), Samsung, Semiconductor Energy Laboratory Co., Ltd., Hitachi Displays Ltd. (“Hitachi”), IPS Alpha Technology, Ltd. and other companies for product and manufacturing process technologies related to the production of certain products including certain TFT-LCD panels. Our licensing arrangements with Sharp and Samsung will expire by the end of 2010. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are currently involved in intellectual property disputes with several companies. See “Item 8.A.7. Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible;

•	stop shipment to certain areas; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

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

Although we take and will continue to take steps to ensure that our new products do not infringe upon third-party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the TFT-LCD industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could adversely affect our business.

We rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. Our current standard employment agreement with our employees contains a confidentiality provision which generally provides that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of the relevant agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the TFT-LCD industry.

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan,  the PRC, Japan and Eastern Europe, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, which is vulnerable to natural disasters. In 2009, approximately 42.8% of our net sales was derived from Taiwan-based customers. In addition, our module-assembly operations in the PRC, Japan and Eastern Europe, and the operations of many of our customers and suppliers in these areas, may also be vulnerable to natural disasters. As a result of this geographic concentration, disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including work stoppages, power outages, water supply shortages, fire, typhoons, earthquakes or other natural disasters, could cause delays in production and shipments of our products. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.

Our manufacturing processes require a substantial amount of water. Although currently approximately 82% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

We have expanded our module assembly operations to the PRC and increased the registered capital of various PRC operating subsidiaries through cash injection. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are significantly affected by political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy and also adjusted its macroeconomic control policies from time to time.  These policies have led and may continue to lead to changes in market conditions.  For example, as a result of the global financial crisis, the PRC government announced a RMB4 trillion economic stimulus package in 2009 which included some measures favorable to our business, such as subsidies for purchases of televisions in rural areas in China. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of  the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we established a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. We also established a second module-assembly facility in Xiamen, Fujian Province, the PRC, which commenced operations in September 2007 and through our merger with QDI, acquired a module-assembly facility in Songjiang district, Shanghai, the PRC. Module-assembly involves connecting components to the cell panel.  From time to time, we explore the possibility of investing in other businesses or operations in the PRC as and when we are legally permitted to do so. For example, in August 2009, we established BVCH Optronics (Sichuan) Corp. in the PRC, a 51% owned joint venture company with Sichuan Changhong Electric Co., Ltd. BVCH Optronics (Sichuan) Corp. is mainly engaged in the assembly of TFT-LCD modules. In March 2010, we established a wholly-owned subsidiary, AUO Energy (Suzhou) Corp., which is mainly engaged in the design, manufacturing, and sale of solar modules. In March 2010, we established a wholly-owned subsidiary, Darwin Precision (ChengDu) Corporation, which is mainly engaged in the manufacture and assembly of backlight modules and related components. In addition, in April 2010, our Board of Directors and that of TCL King Electrical Appliances (Huizhou) Co., Ltd., approved to establish a joint venture involved in TFT-LCD TV panel and module production in Huizhou city, Guangdong Province, the PRC. In April 2010, our Board of Directors and that of Haier Group approved to establish a joint venture involved in TFT-LCD TV panel module production in Qingdao city, Shandong Province, the PRC.

Currently, ROC laws and regulations permit investment in module-assembly operations in the PRC, but strict restrictions still remain in certain aspects. In February 2010, the Investment Commission of Ministry of Economic Affairs (“MOEAIC”) loosened certain restrictions, which has provided the possibility for TFT-LCD manufacturers in the ROC, including us, to expand into certain areas of the PRC. We submitted an application in March 2010 to the MOEAIC to establish a 7.5-generation TFT-LCD front-end manufacturing fab in the PRC. We cannot assure you that our application for the 7.5-generation TFT-LCD front-end manufacturing fab or any future applications to the MOEAIC to make further investments in the PRC will be successful and timely obtained. We also do not know when and whether the remaining restrictions under ROC laws and regulations governing investment in the PRC will be amended or repealed and we cannot assure you that any such amendments to those regulations will permit us to invest in operations in the PRC. Restrictions under ROC laws on our ability to make investments in the PRC may materially and adversely affect our business prospects.

We may not be able to obtain all licenses, approvals or permits necessary for our current and future operations.

Our current and future operations in the ROC, the PRC, Europe and other regions require a number of regulatory licenses, approvals and permits. We cannot assure you that we will be able to obtain licenses, approvals or permits necessary for our operations in the PRC, Europe and other regions, or that upon the expiration of our existing licenses, approvals or permits, we will be able to successfully renew them. In addition, if the relevant authorities enact new regulations, we cannot assure you that we will be able to successfully meet such requirements. If we fail to obtain or renew the necessary regulatory licenses, approvals or permits, we may have to cease construction or operation of the relevant projects, be subject to fines, or face other penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 42.8% of our net sales is derived from customers in Taiwan in 2009. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

Taiwan has a unique international political status. The PRC government asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of the ROC. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National Peoples’ Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth would be materially and adversely affected.

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. The Central Bank of the Republic of China has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.77 on May 7, 2010, based on the noon buying rates published by the Federal Reserve Bank of New York.

Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation and interest rates in Taiwan, as well as general economic conditions in Taiwan. In addition, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, in particular, the recent global financial crisis and the resulting global economic downturn, which has resulted in a volatile property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2009 to December 31, 2009, the Taiwan Stock Exchange Index peaked at 8,188.1 on December 31, 2009, and reached a low of 4,242.6 on January 20, 2009. Over the same period, daily closing values of our shares ranged from NT$23.05 per share to NT$38.90 per share. On May 3, 2010, the Taiwan Stock Exchange Index closed at 7,952.2, and the closing value of our shares was NT$36.90 per share.

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

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are mainly denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2009, approximately 89.4% of our net sales was denominated in U.S. dollars. During the same period, approximately 11.3%, 27.7% and 60.1% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2009, approximately 45.0%, 41.6% and 10.0% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A majority of our net sales is derived from sales to customers located outside of Taiwan. In 2007, 2008 and 2009, sales to our overseas customers accounted for 63.7%, 56.4% and 57.2%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

Our equity holders may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs.  In 2007, 2008 and 2009, we issued 57.4 million shares, 243.7 million shares and 66.2 million shares to our employees, respectively, for their services performed in 2006, 2007 and 2008, respectively.  These stock bonuses amounted to NT$573.5 million, NT$2,437.2 million and NT$2,009.8 million in 2007, 2008 and 2009, respectively. We assumed two employee stock option plans as a result of the QDI merger in 2006 and pursuant to which our full-time employees of our consolidated domestic and foreign subsidiaries are eligible to receive stock option grants. As of December 31, 2009, the exercise period was expired and no stock options were exercised. See “Item 6.B. Compensation.”

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In April 2010, our Board of Directors resolved to issue up to US$800 million in principal amount of unsecured global convertible bonds for the purpose to purchasing machinery and equipment overseas in line with the growth of our business. We cannot assure you that the issuance of unsecured global convertible bonds will be successful. The issuance of unsecured global convertible bonds could cause dilution to ADS holders.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person (other than a PRC person) and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals (“the Investment Regulations”). You will also be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Depository & Clearing Corporation book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder will be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

Non-ROC holders of ADSs (other than a PRC person) withdrawing our shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations. Generally, the evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder will be able to appoint and obtain approval for such agent in a timely manner.

Also, if any non-ROC person (other than a PRC person) receives more than 10% of our total issued and outstanding shares upon a single withdrawal, such non-ROC person must obtain prior approval from the MOEAIC. There can be no assurance that such withdrawing holder will be able to obtain such approval in a timely manner.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (“the Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) approved by the China Securities Regulatory Commission and registered with the Taiwan Stock Exchange or Taiwan Futures Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal exceeds 10% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval will be granted.

The protection of the interests of our public shareholders available under our articles of incorporation and the laws governing ROC corporations is different from that applies to a U.S. corporation.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of April 20, 2010, we had an aggregate of 8,827,045,535 shares issued and outstanding, most of which were freely tradable. If we, our executive officers, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or major shareholders could cause the market price of our ADSs to decline.

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

On October 1, 2006, we completed our merger with QDI, a company incorporated in Taiwan that manufactures and assembles TFT-LCD panels. Under the terms of the merger agreement dated April 7, 2006, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock issuing a total of 1,479,110,029 shares.  As of the effective date of the merger, we became the surviving entity and assumed substantially all of the assets, liabilities and personnel of QDI.  The merger received shareholder approval of our company and QDI on June 15, 2006, and FSC approval on August 15, 2006.

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

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B. Business Overview

Introduction

We mainly design, develop, manufacture, assemble and market flat panel displays and substantially all of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in computer products (such as notebook computers and desktop monitors) and consumer electronics products (such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players), LCD televisions and industrial displays. We expanded in the green energy business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009.

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

We currently manufacture TFT-LCD at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab, and we now operate four fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. We are also the first TFT-LCD manufacturer in Taiwan to operate a 8.5-generation fab.  New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fabs are designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. We also acquired one fifth-generation fabs through our merger with QDI.  We operate one sixth-generation fab that commenced commercial production in March 2005 and acquired a second sixth-generation fab through our merger with QDI.  We operate two 7.5-generation fabs that commenced commercial production in June 2006 and April 2009, respectively. Our first 8.5-generation fab commenced commercial production in the first quarter of 2009. We also commenced the construction of our second 8.5-generation fab in the second quarter of 2009 and we expect to start equipment move-in by the end of 2010. Our existing operations are located at five principal manufacturing sites in Taiwan, one module assembly site in Europe, four module-assembly sites in the PRC and three manufacturing sites in Japan.

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

Principal Products

We design, develop, manufacture, assemble and market a wide range of TFT-LCD panels for the following principal product categories:

•	Computer products, which typically utilize display panels ranging from 8.9 inches to 24 inches, primarily for use in notebook computers and desktop monitors.

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

In order to create synergy by leveraging our wider technology platforms currently employed by our Consumer Products Display Business Group and Television Displays Business Group, beginning in April, 2009, we have reclassified the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on different panel size and applications.

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

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(Panels in thousands)
Panels for Computer Products
Panels for notebook computers	27,478.9	32,881.6	35,225.9
Panels for desktop monitors	30,715.0	28,492.0	27,000.7
Total panels for computer products	58,193.9	61,373.6	62,226.6
Panels for Consumer Electronics Products	144,087.2	184,311.5	232,023.2
Panels for LCD Television	18,875.9	18,754.1	22,824.3
Panels for Industrial Display	2,813.3	3,244.0	523.2	(1)
Total	223,970.3	267,683.2	317,597.3

(1)
The significant decrease in the amount of panels for industrial display was primarily due to the reclassification of the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on panel size and applications starting from April 2009.

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$		US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	89,030.3	81,100.6	60,432.0		1,891.5
Panels for desktop monitors	133,278.3	93,096.9	68,431.1		2,141.8
Total panels for computer products	222,308.6	174,197.5	128,863.1		4,033.3
Panels for Consumer Electronics Products	43,023.2	42,598.8	45,131.3		1,412.6
Panels for LCD Television	200,572.9	188,161.5	166,223.0		5,202.6
Panels for Industrial Display	11,988.4	13,664.9	1,993.1		62.4	(2)
Others(1)	2,290.5	5,305.5	17,120.8		535.8
Total	480,183.6	423,928.2	359,331.3	(3)	11,246.7

(1)	Includes revenues generated from sales of raw materials, components, other TFT-LCD panel products and solar modules and from service charges.

(2)
The significant decrease in the amount of net sales for industrial display was primarily due to the reclassification of the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on panel size and applications starting from April 2009.

(3)
The amount is under ROC GAAP. Under US GAAP,  the total amount of net sales was NT$358,732.8 million (US$11,227.9 million). The difference was due to a difference in accounting treatment for acquisition date of our equity investment in M. Setek under ROC GAAP versus US GAAP. See note 28 to our consolidated financial statements for information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us.

Computer Products

Panels for Notebook Computers. In 2007, 2008 and 2009, sales of panels for notebook computers accounted for 18.5%, 19.1% and 16.8%, respectively, of our net sales. The increase in sales of notebook computer panels as a percentage of our total net sales from 2007 to 2008 resulted primarily from the overall growth of the notebook computer market. The decrease in sales of notebook computer panels as a percentage of our total net sales from 2008 to 2009 resulted primarily from a change in our product mix, particularly the increase in sales of LCD TV panels.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. Our product mix for notebook computers primarily includes 8.9- to 17.3- inch panels. The most commonly produced panel sizes for notebook computers have been 14.1, 15.4 and 15.6 inches. We expect that 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 will become the most commonly produced sizes for notebook computers, with demand for 17.3-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

In 2009, unit sales of our panels for notebook computers were approximately 35.2 million. In 2009, our net sales accounted for by panels for notebook computers was approximately NT$60.4 billion.

Panels for Desktop Monitors. In 2007, 2008 and 2009, sales of panels for desktop monitors accounted for 27.8%, 22.0% and 19.0%, respectively, of our net sales.  Sales of panels for desktop monitors as a percentage of our net sales has decreased primarily due to a change in our product mix, particularly the increase in sales of LCD TV panels. We expect that our unit shipment of desktop monitor panels will grow in 2010, primarily due to the expected recovery of the global economy.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2009, 18.5-inch, 19-inch and 21.5-inch panels were most commonly produced for desktop monitors. In 2009, unit sales of our panels for desktop monitors was approximately 27.0 million, and our net sales accounted for by panels for desktop monitors was approximately NT$68.4 billion.

Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays. In 2007, 2008 and 2009, sales of panels for consumer electronics accounted for 9.0%, 10.0% and 12.6%, respectively, of our net sales. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process and the customized nature of consumer electronics panels. Unit sales of our panels for consumer electronics products increased 25.9% to 232,023.2 thousand panels in 2009 from 184,311.5 thousand panels in 2008 primarily as a result of an increase in demand for mobile phones and digital cameras, accompanied by the reclassification of certain industrial display products into the audio-video product category under our Consumer Products Display Business Group based on panel size and applications starting from April 2009.

LCD Television

Our panels for LCD television consist of panels with a panel size of 19 inches or above. We commenced commercial production of panels for LCD television in the fourth quarter of 2002. Our current portfolio of LCD TV panels consists of 19-inch to 65-inch panels. In 2007, 2008 and 2009, sales of LCD TV panels accounted for 41.8%, 44.4% and 46.3%, respectively, of our net sales. In 2009, approximately 68.4% LCD TV panels we produced were 30 inches and above. We expect that unit shipments of LCD TV panels will grow in 2010, primarily as a result of expected demand growth for LCD televisions. Unit sales of our LCD TV panels increased to 22,824.3 thousand panels in 2009 from 18,754.1 thousand panels in 2008, primarily as a result of an increase in market demand in the second half of 2009.

Industrial Display

Our panels for industrial display are used in products such as automatic teller machines, point of sale systems, kiosks, industrial PCs, marine and aviation electronics, game machines, medical equipment, factory automation systems, e-Signage and public information displays.  In 2007, 2008 and 2009, sales of panels for industrial display accounted for 2.5%, 3.2% and 0.6%, respectively, of our net sales.  Unit sales of our TFT-LCD  panels for industrial display substantially decreased 83.9% to 523.2 thousand panels in 2009 from 3,244.0 thousand panels in 2008, primarily due to the reclassification of the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on panel size and applications starting from April 2009.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers and brand companies.  These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies.  In addition, we seek to strengthen our strategic relationship with Qisda, a TFT-LCD system integrator and a shareholder of our company, to better service the needs of brand customers and to provide them with superior solutions in capturing emerging trends of TFT-LCD applications in consumer markets.  By enhancing our strategic relationship with Qisda, we hope to improve our competitiveness vis-a-vis other TFT-LCD manufacturers and secure potential business opportunities at an early stage.  On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda through a private offering, bringing our total equity interest in Qisda to 9.54%. As of December 31, 2009, our equity interest in Qisda remained unchanged at 9.54%.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	174,273	36.3%	184,895	43.6%	153,643.4	42.8%
Japan	36,698	7.6%	11,835	2.8%	7,882.2	2.2%
Asia(1)	192,878	40.2%	160,744	37.9%	157,605.0	43.9%
Europe	43,372	9.0%	36,450	8.6%	19,221.8	5.3%
United States	26,468	5.5%	26,071	6.2%	18,702.2	5.2%
Others	6,495	1.4%	3,933	0.9%	2,276.7	0.6%
Total	480,184	100.0%	423,928	100.0%	359,331.3	100.0%

(1)	Excludes Japan and Taiwan.

Our sales in Taiwan and Asia, as set forth in the table above, represent a significant portion of our net sales for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

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

We sell most of our panels for digital still cameras and camcorders to brand companies based in Japan, Europe and the United States. We sell our panels for automobile display primarily to component manufacturers for automotive audio and video products based in the United States, Japan, the PRC and Europe. We sell our panels for portable DVD players primarily to original equipment manufacturing service providers and component manufacturers, most of which are located in Taiwan, the PRC and other Asian countries.

We sell a significant portion of our panels for mobile device products to mobile phone brand companies such as Nokia, and original equipment manufacturing service providers in the United States, Europe, Japan, Korea and the PRC.

As the end-use market continues to grow for LCD television products, we sell an increasing amount of LCD television products primarily to brand companies based in Japan, Korea, United States and the PRC. Orders placed by such brand customers have accounted for an increasing portion of our net sales in recent years. In addition, average price per panel for LCD television products is higher than notebook and desktop monitors.

A significant portion of our net sales is attributable to a small number of our customers. In 2007, 2008 and 2009, our five largest customers accounted for 32.1%, 39.4% and 37.3%, respectively, of our net sales.  In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. For example, Samsung accounted for 12.7%, 14.8% and 16.9% of our net sales in 2007, 2008 and 2009, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four to six months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2009, our reserve for warranties totaled NT$2,313.6 million (US$72.4 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2007, 2008 and 2009, was 51 days, 43 days and 44 days, respectively. We have experienced a significant decrease in the number of collection days extended for sales to our customers primarily due to our enhanced collection procedures and a strengthening of our receivables management system which allowed for lower fluctuations in receivables as compared to sales.  In general, we extend longer credit terms to our large customers compared to customers of our other products and our smaller customers.  We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors.  We have not experienced any material problems relating to customer payments.

The TFT-LCD Manufacturing Process

The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver-integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in October 2003. We also established a color filter production facility at one of our sixth-generation fab in January 2005. In addition, we acquired a color filter production facility along with a sixth-generation fab and one module-assembly facility in October 2006 as a result of our merger with QDI.  We established a color filter production facility at one of our 7.5-generation fabs in June 2006 and a color filter production facility at one of our 8.5-generation fabs in February 2009.

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, Jiangsu Province, the PRC in July 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou. In October 2006, we acquired a module-assembly facility in Songjiang, Shanghai, the PRC as a result of our merger with QDI. We commenced commercial production at our module-assembly facility in Xiamen, Fujian Province, the PRC in September 2007. We also commenced commercial production at our new module and TV set assembly facility in the Czech Republic in April 2008.  We commenced the construction of a module-assembly facility in Trencin Slovak Republic in April 2010. In March 2010, our Board of Directors and that of TPV Technology Limited approved to establish a joint venture involved in TFT-LCD module production in Gorzow, Poland. In April 2010, our Board of Directors and that of TCL King Electrical Appliances (Huizhou) Co., Ltd. approved to establish a joint venture involved in TFT-LCD TV panel module production in Huizhou city, Guangdong Province, the PRC. In April 2010, our Board of Directors and that of Haier Group approved to establish a joint venture involved in TFT-LCD TV panel module production in Qingdao city, Shandong Province, the PRC.

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of high-quality raw materials and components on a timely basis. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast monthly. We source most of our raw materials and components, including critical materials such as glass substrates, color filters, CCFL, LED, polarizer and driver-integrated circuits, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers.  However, during periods of supply shortages, we typically enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

We experienced a shortage of glass substrates in both the second half of 2007 and 2009. We have also experienced shortages of other raw materials in the past from time to time. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely affect our gross margins.

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver-integrated Circuits
Asahi Glass	Chisso Corporation	Cando Corporation(1)	Daxon Technology(3)	Coretronic	Nippon Electric Company
Corning Taiwan	DIC Corporation	Dai Nippon Printing	Nitto Denko	Darwin Precisions(4)	Novatek
Nippon Electric Glass	Merck	Mitsui & Co. (Taiwan), Ltd.	Sumika	Forhouse(5)	Orise
		Toppan CFI(2)		Radiant Opto-Electronics	Raydium Semiconductor(7)
Taiwan Nano Electro-Optical(6)

(1)	Cando Corporation has been our investee since November 2003. See “Item 7.B. Related Party Transactions.”

(2)	Toppan CFI (Taiwan) Co. Ltd (“Toppan CFI”) has been our consolidated subsidiary since March 2007.

(3)	Daxon Technology is a subsidiary of one of our major shareholders, Qisda. See “Item 7.B. Related Party Transactions.”

(4)	Darwin Precisions (Xiamen) Corp. and Darwin Precisions (Suzhou) Corp. are our consolidated subsidiaries and also our backlight units suppliers.

(5)	Forhouse is our investee.

(6)	Taiwan Nano Electro-Optical is our investee.

(7)	We reduced our indirect ownership in Raydium Semiconductor Corporation to less than 50% in January 2006. As a result, Raydium Semiconductor is no longer a consolidated subsidiary.

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle approximately 82% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outage, power interruptions in general have not materially affected our production processes.

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

We made significant purchases of equipment in 2007 and 2008. In 2009, as a result of the general economic downturn and decrease in market demand for our products, we reduced the level of equipment purchases. We expect to make significant purchases of equipment in 2010 for the construction of our second 8.5-generation fab and if market demand increases, the expansion of our second 7.5-generation fab. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The TFT-LCD industry is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. Our principal competitors are:

•	LG Display Co., Ltd. (“LG Display”) and Samsung in Korea;

•	Chimei Innolux Corp., Chunghwa Picture Tubes, Ltd., Hannstar Display Corporation, Wintek Corporation, Giantplus Technology Co., Ltd. and Prime View International Co., Ltd. in Taiwan;

•	Sharp, Toshiba, IPS Alpha Technology, Ltd. and Hitachi in Japan; and

•
Shanghai SVA NEC Liquid Crystal Display Co., Ltd., BOE Technology Group Co., Ltd., InfoVision Optoelectronics (Kunshan) Co., Ltd., Century Corporation Co., Ltd. China, Shanghai Tianma Micro Electronics Co., Ltd., and Shenzhen Tianma Micro Electronics Co., Ltd. in the PRC.

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

Our quality control programs have received accredited International Organization of Standards ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the ISO/TS16949 certifications for facilities that design and manufacture the panel displays. In addition, our facilities have been certified as meeting the International Organization of Standards ISO 14001 environmental protection standards and OHSAS 18001. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our property insurance covers replacement costs for our assets. As of December 31, 2009, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$59.4 billion for all of our inventories and NT$531.8 billion for our equipment and facilities. In addition, as of December 31, 2009, we had insurance coverage for business interruptions in the aggregate amount of NT$28.9 billion.

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

We incurred small fines in 2009 for failure to meet certain effluent standards. We also incurred small fines in 2007 and 2008 for failure to meet certain effluent standards and air pollution control regulations.  Following each of the infractions described above, we have taken the necessary steps to obtain the appropriate permit and believe that we are in compliance with the existing environmental laws and regulations in Taiwan.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of April 30, 2010.

AU Optronics Corp.
100% Konly Venture Corp.
66.67% Darshin Microelectronics Inc.
100% Ronly Venture Corp.
38.11% Darwin Precisions Corp.(1)
49% Toppan CFI (Taiwan) Co., Ltd.
60% BriView Technology Corp.
100% AUO Energy Taiwan Corp.
24.99% Lextar Electronics Corp. (2)
100% Tung-Tai Venture Limited
100% Lighthouse-LED (Singapore) Pte. Ltd.
100% Lextar Electronics (Suzhou) Corp.
100% AU Optronics (L) Corp.
100% AU Optronics Corporation America
100% AU Optronics Corporation Japan
100% AU Optronics Singapore Pte. Ltd.
100% AUO Energy (Suzhou) Corp.
100% AU Optronics Europe B.V.
100% AU Optronics Korea Ltd.
100% AU Optronics (Shanghai) Corp.
24.12% Darwin Precisions (L) Corp. (3)
100% Darwin Precisions (Hong Kong) Limited
100% Darwin Precisions (Suzhou) Corp.
100% Darwin Precisions (Xiamen) Corp.
100% Darwin Precisions (ChengDu) Corporation
100% AU Optronics (Xiamen) Corp.
100% AU Optronics (Suzhou) Corp.
100% AU Optronics (Czech) s.r.o.
100% AU Optronics (Slovakia) s.r.o.
100% AU Optronics Manufacturing (Shanghai) Corp.
100% BriView (Xiamen) Corp.
100% BriView (L) Corp.
90% M. Setek Co., Ltd.
38.46% Ichijo Seisakusyo Co., Ltd.
51% BVCH Optronics (Sichuan) Corp.
100% BriView (Kunshan) Co., Ltd.
100% BriView (Hefei) Co., Ltd.

(1) 38.11% held directly by us, 20.56% held indirectly through Konly Venture Corp. and 2.68% held indirectly through Ronly Venture Corp., respectively.
(2) 24.99% held directly by us, 4.76% held indirectly through Konly Venture Corp. and 16.54% held indirectly through Ronly Venture Corp., respectively.
(3) 24.12% held indirectly through AU Optronics (L) Corp. and 75.88% held directly by Darwin Precisions Corp., respectively.

The following table sets forth summary information for our subsidiaries as of April 30, 2010.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
(in millions)
AU Optronics (L) Corp.	Holding and trading company	Malaysia	US$907.8	100%

AU Optronics Corporation America	Sales support in the United States	United States	US$1.0	100%(1)

AU Optronics Corporation Japan	Sales support in Japan	Japan	JPY40.0	100%(1)

AU Optronics Europe B.V.	Sales support in Europe	Netherlands	EUR0.05	100%(1)

AU Optronics Korea Ltd.	Sales support in South Korea	South Korea	KRW173.1	100%(1)

AU Optronics Singapore Pte. Ltd.	Sales support in South Asia	Singapore	SGD1.8	100%(1)

AU Optronics (Shanghai) Corp.	Sales support in the PRC	PRC	RMB21.8	100%(1)

AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,361.8	100%(1)

AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,967.3	100%(1)

AU Optronics (Czech) s.r.o.	Manufacturing and repair center in Czech Republic and assembly of TFT-LCD modules and TV set	Czech Republic	CZK300.0	100%(1)

AU Optronics Manufacturing (Shanghai) Corp. (previously named Tech Well (Shanghai) Display Co., Ltd.)	Assembly of TFT-LCD modules in the PRC	PRC	RMB867.0	100%(1)

AU Optronics (Slovakia) s.r.o.	Assembly of Optoelectronics LCD products in Slovakia and manufacturing and sale of related parts	Slovakia	EUR15.0	100%(1)

AUO Energy (Suzhou) Corp.	Design, manufacturing and sale of solar modules	PRC	RMB8.2	100% (11)

BriView (Xiamen) Corp. (previously named BriView Electronics Corp.)	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB136.7	100%(1)

Darwin Precisions (L) Corp.	Holding and trading company	Malaysia	US$85.0	100%(2)

Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	HK$326.7	100%(3)

Darwin Precisions (Suzhou) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	RMB120.7	100%(4)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
(in millions)

Darwin Precisions (Xiamen) Corp.	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	RMB506.0	100%(4)

Darwin Precisions (ChengDu) Corporation	Manufacturing and assembly of backlight modules and related components in the PRC	PRC	RMB17.1	100%(4)

BVCH Optronics (Sichuan) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB100.0	51.0%(5)

BriView (Kunshan) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB34.1	100%(5)

BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB95.6	100%(5)

Konly Venture Corp.	Venture capital investment	ROC	NT$2,500.0	100%

Ronly Venture Corp. (6)	Venture capital investment	ROC	NT$2,800.0	100%

Lextar Electronics Corp.	Manufacturing and sale of LED products	ROC	NT$3,704.9	46.29%(7)

Darwin Precisions Corp.	Manufacturing and sale of backlight modules	ROC	NT$4,120.0	61.35%(8)

Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	NT$15,363.0	49%(9)

BriView Technology Corp.	Manufacturing and sale of liquid crystal products and related parts	ROC	NT$100.0	60%

BriView (L) Corp.	Holding and trading company	Malaysia	US$26.5	100% (1)

AUO Energy Taiwan Corp.	Technical Services	ROC	NT$100.0	100%

M. Setek Co., Ltd.	Manufacturing of single crystal silicon wafers and ignots and sale of solar modules	Japan	JPY32,762.1	90%(1)

Ichijo Seisakusyo Co., Ltd.	Manufacturing semiconductor products	Japan	JPY13.0	38.46%(10)

Tung-Tai Venture Limited	Holding company	ROC	NT$30.0	100%(12)

Lighthouse-LED (Singapore) Pte. Ltd.	Holding company	Singapore	US$9.0	100%(12)

Lextar Electronics (Suzhou) Corp.	Manufacturing and sale of LED products	PRC	RMB61.4	100%(13)

Darshin Microelectronics Inc.	IC design and sales support	ROC	NT$30.0	66.67%(14)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	24.12% held indirectly through AU Optronics (L) Corp. and 75.88% held directly by Darwin Precisions Corp.

(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.

(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.

(5)	Indirectly, through our 100% ownership of BriView (L) Corp.

(6)	Formerly Quanta Display Technology Investment Ltd.

(7)	24.99% held directly by us and 4.76% and 16.54% held indirectly through Konly Venture Corp. and Ronly Venture Corp., respectively.

(8)	38.11% held directly by us, 20.56% held indirectly by Konly Venture Corp. and 2.68% held indirectly by Ronly Venture Corp., respectively.

(9)	We consolidated Toppan CFI (Taiwan) Co., Ltd. in accordance with FIN 46R starting from fiscal year 2007. See note 28 to our consolidated financial statements.

(10)	Indirectly, through our 90% ownership of M. Setek Co., Ltd.

(11)	Indirectly, through our 100% ownership of AU Optronics (Singapore) Pte. Ltd.

(12)	100% held directly by Lextar Electronics Corp., which is 46.29% held directly and indirectly through us, Konly Venture Corp. and Ronly Venture Corp.

(13)	100% held directly by Lighthouse-LED (Singapore) Pte. Ltd., which is 100% held directly by Lextar Electronics Corp.

(14)	Indirectly, though our 100% ownership of Konly Venture Corp.

In January 2009, we established our wholly-owned subsidiary, AU Optronics (Slovakia) s.r.o., in Slovakia, which is mainly engaged in the assembly of Optoelectronics LCD products and manufacture and sale of related parts.

In February 2009, we established our wholly-owned subsidiary, BriView (Xiamen) Corp. (previously named BriView Electronics Corp.), in the PRC, which is mainly engaged in the manufacture and sale of liquid crystal products and related parts.

In May 2009, we established our wholly-owned subsidiary, AUO Energy Taiwan Corp., which is mainly engaged in providing value-added services in clean energy business, including the installation of energy system fueled by solar or other renewable energies for power plants, industrial facilities, commercial buildings and households.

Between June and December 2009, we gradually increased our ownership in M. Setek to 58.10% through the subscription of new shares and convertible preferred shares and the conversion of such convertible preferred shares.  In February 2010, our equity investment in M. Setek was further increased to 90% through the subscription of new shares and convertible preferred shares. M. Setek is mainly engaged in the manufacture of polysilicon and mono-crystal silicon wafer.  M. Setek owns 38.46% shares of Ichijo Seisakusyo Co., Ltd, which is engaged in the assembly of semiconductor manufacturing equipment.

In August 2009, we established our wholly-owned subsidiary, BriView (L) Corp. in Malaysia, which is a holding company. In August 2009, BriView (L) Corp. established a joint venture with Sichuan Changhong Electric Co., Ltd. to establish BVCH Optronics (Sichuan) Corp. , a 51% ownership subsidiary, which is mainly engaged in the assembly of TFT-LCD modules in the PRC.

From December 2008 to October 2009, we gradually increased our ownership and eventually wholly-owned Darwin Precisions(L) Corp. through share purchases.

In November 2009, we established a 66.67%-owned subsidiary, Darshin Microelectronics Inc., which is mainly engaged in the design of integrated circuit and sales support.

In October 2009, our ownership in Lextar Electronics Corp. (“Lextar”) decreased from 76.98% to 68.43% as a result of disproportionate participation in its capital increase.  In March 2010, Lextar merged with Lighthouse Technology Co., Ltd. (“Lighthouse”), a company mainly engaged in light-emitting diode.  As a result of this merger, we also absorbed several subsidiaries of Lighthouse, including Tung Tai Venture Limited, Lighthouse-LED (Singapore) Pte. Ltd. and Lextar Electronics (Suzhou) Corp.

In March 2010, we established a wholly-owned subsidiary, AUO Energy (Suzhou) Corp., which is mainly engaged in the design, manufacturing, and sale of solar modules.

In March 2010, we established a wholly-owned subsidiary, Darwin Precision (ChengDu) Corporation, which is mainly engaged in the manufacture and assembly of backlight modules and related components.

4.D. Property, Plants and Equipment

As of April 30, 2010, we have five principal manufacturing sites in Taiwan, one module-assembly site in Europe, four module-assembly sites in the PRC and three manufacturing sites in Japan.

Principal Facilities

The following table sets forth certain information relating to our principal facilities as of April 30, 2010. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government.  The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ***
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	162,895	610x720/LTPS 20,000(1)	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	600x720/60,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC*	162,826	620x750/a-Si 30,000(1) 1,100x1,300/70,000(2)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	680x880/60,000(3) 1,100x1,250/50,000(2) 1,100x1,300/70,000(2)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ***
No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC*	867,955	1,500x1,850/120,000(4)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	1,500x1,850/120,000(4) 1,100x1,300/120,000(2) 1,950x2,250/75,000(5) 1,950x2,250/25,000(5) 2,200x2,500/40,000(6)	March 2005 August 2005 June 2006 April 2009 February 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	July 2002	Module and component assembly	• Building is owned • Land is leased (expires in 2051)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC*	83,508	N/A	October 2004	Module and component assembly	• Building is owned • Land is leased (expires in 2052)

No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,662	N/A	September 2007	Module and component assembly	• Building is owned • Land is leased (expires in 2056)

No. 35 Mianxing East Road, Mianyang, Sichuan Province, the PRC	24,195	N/A	September 2009	Module and component assembly	• Building is leased (expires in 2014)

Turanka 856/98b, Slatina, 627 00, Brno, Czech Republic	26,710	N/A	October 2008	Module and TV set assembly; TFT-LCD related products repair service	• Building is leased (expires in December 2013) • Land is leased (expires in December 2013)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ***
Sendai 83,Shimomiyamae, Asouhara, Yamamoto-cho, Watari-gun, Miyagi-ken, Japan**	52,759	Silicon wafer 2,000 kpcs per month	October 1984	Production of silicon wafer	• Building is owned • Land is owned

Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan** Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan**	167,007 (including Kochi Site 1 and Kochi Site 2)	Ingot 160 ton per month	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingot	• Building is owned • Land is owned

Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan**	1,113,359	Polysilicon 227 ton per month	October 2007	Production of polysilicon	• Building is owned • Land is owned

* Facilities acquired through our merger with QDI.

** Facilities acquired through our acquisition of M.Setek.

*** Not applicable to silicon wafer, ingot and polysilicon products.

(1)	3.5-generation fab.

(2)	Fifth-generation fab.

(3)	Fourth-generation fab.

(4)	Sixth-generation fab.

(5)	7.5-generation fab.

(6)	8.5-generation fab.

Expansion Projects

Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

Second 7.5-Generation Fab. We established our second 7.5-generation fab in order to produce LCD TVs that are larger than 40 inches. Our second 7.5-generation fab is capable of processing substrates with dimensions of 1,950 x 2,250 millimeters. Our second 7.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 42-inch panels, six 46-inch panels or three 52-inch panels in wide format. We commenced commercial production at our second 7.5-generation fab in the second quarter of 2009. As of April 30, 2010, our second 7.5-generation fab had an input capacity of approximately 25,000 substrates per month.  The capacity of our second 7.5-generation fab is designed with an input capacity of approximately 60,000 substrates per month. If market demand increases in the future, we may decide to expand its commercial production to its maximum.

Second 8.5-Generation Fab. We are in the process of establishing our second 8.5-generation fab in order to produce LCD TVs that are larger than 50 inches. Our second 8.5-generation fab is capable of processing substrates with dimensions of 2,200 x 2,500 millimeters. Our second 8.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 55-inch panels, or three 65-inch panels in wide format. We commenced construction of our second 8.5-generation fab in the second quarter of 2009 and we expected to start equipment move-in by the end of 2010.

We estimate our capital expenditures to be approximately between NT$100.0 billion for 2010, primarily for the installation of our second 8.5-generation fab and the expansion of our second 7.5-generation fab to an input capacity of approximately 60,000 substrates per month if market demand increases.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in sharp declines in average selling prices. For example, average selling prices of our large-size panels decreased throughout 2008 by 46.6% from the fourth quarter of 2007. On a year-on-year basis, average selling prices of our large-size panels decreased 24.9% in 2009 compared to 2008 and decreased 13.6% in 2008 compared to 2007. We expect average selling prices of large-size panels will fluctuate due to unclear market conditions in the recovery of global economy and we expect the demand for large-size panels will increase in 2010.

Our revenues depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices. The average selling prices of our large-size panels increased by 1.2% in 2007, decreased by 13.6% in 2008 and decreased by 24.9% in 2009. Our gross margin decreased from 13.1% in 2008 to 2.0% in 2009 as a result of a 24.9% decrease in average selling prices. Our gross margin decreased from 17.9% in 2007 to 13.1% in 2008 as a result of a 13.6% decrease in average selling prices. Average selling prices of our large-size panels increased in the last three quarters of 2007 because of the low level of inventory in the market as well as increases in demand. Average selling price of our large-size panels decreased significantly in the second half of 2008 as a result of the global economic downturn which caused a significant decrease in end demand. Average selling price of our large-size panels remained stable in the first half of 2009 compared to the fourth quarter of 2008 resulting from the global economic downturn and increased slightly in the second half of 2009 compared to the first half of 2009 primarily due to an increase in demand for our products resulting from the recovery of the global economy.

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

Production Capacity

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2009, we had an annual capacity to produce approximately 20.3 million square meters of glass area of TFT-LCD panels.

Fab Construction and Ramp-Up Process

Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high-production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield.

We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger size panels command higher prices, but also have higher manufacturing costs. In 2009, an increase in demand for consumer electronics products using larger panels such as portable DVD players, digital photo frames, and low cost PCs caused a shift in product mix to more medium-sized panels being produced. The continuing demands for notebook computers and the continuing trends towards desktop monitors as a result of the popularity of wide screen monitors and upgrading to large size LCD panels led us to shift our product mix to include primarily 8.9- to 17.3-inch panels for notebook computers and 18.5-, 19- and 21.5-inch panels for desktop monitors. Net sales of panels for computer products represented 46.3%, 41.1% and 35.8% of our net sales in 2007, 2008 and 2009, respectively. This declining trend was due primarily to the increase in sales of LCD TV panels as a proportion of our net sales. Moreover, a strong demand for LCD TV panels contributed to increased production of LCD TV panels with sizes mainly ranging from 19- to 65-inch. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our audited consolidated financial statements which have been prepared in accordance with ROC GAAP. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

The movements of the allowance for sales returns and discounts are as follows:

	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	833,524	1,255,033	1,145,135	35,842
Provision charged to revenue	4,165,379	2,793,933	623,728	19,522
Utilized	(3,743,870)	(2,903,831)	(1,650,534)	(51,660)
Balance at end of year	1,255,033	1,145,135	118,329	3,704

The provision made in 2009 decreased as compared with 2008 primarily due to the decreases in sales in 2009.  The provision made in 2008 decreased as compared with 2007 primarily due to the decreases in sales in 2008.

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

Under ROC GAAP, we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. Under US GAAP, we assess recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for sale. In 2007, 2008 and 2009, under ROC GAAP we recognized impairment losses on long-lived assets of NT$1,358.6 million, NT$1,264.7 million and NT$1,102.1 million (US$34.5 million), respectively, classified under non-operating expenses and losses. Under US GAAP, the impairment losses on long-lived assets were not materially different from the amounts recognized under ROC GAAP. We classify impairment losses on long-lived assets and assets held for sale within operating expenses.

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

We assess the impairment of acquired intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If our management’s estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.  In 2007, 2008 and 2009, we did not recognize any impairment loss for intangible assets.

Business Combinations and Goodwill

When we acquire businesses, under ROC GAAP, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill.  Under US GAAP, pursuant to FASB ASC Topic 805, “Business Combinations – a replacement of Statement 141” (Statement No. 141R), the identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination are required to be recognized and measured at “full fair value”.  The sum of the fair value of identifiable net assets acquired less the fair value of the non-controlling interests, if any, exceeding the sum of the fair value of the consideration transferred and the fair value of the equity interests held before the business combination is recorded as goodwill.  The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Under ROC GAAP, effective January 1, 2006 and in accordance with the amended ROC SFAS No. 25 “Business Combinations,” goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. We determined that we have one cash-generating unit for purposes of testing goodwill for impairment. The recoverable amount of the cash-generating unit calculated using a cash flow projection of eight years was compared to the carrying value of the cash-generating unit. If the recoverable amount of the cash-generating unit is lower than the carrying amount of the cash-generating unit, an impairment loss is recognized. We test goodwill for impairment annually on June 30 and when a triggering event occurs between annual impairment tests.

Under US GAAP, we determined that we have one reporting unit for purposes of testing goodwill for impairment, which is the enterprise as a whole. We compare the carrying amount of our consolidated total stockholders’ equity determined on a US GAAP basis to the estimated fair value of our enterprise to determine if goodwill is potentially impaired. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. An impairment loss will be recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805 (Statement No. 141). The residual amount after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined based on our market capitalization, adjusted to include an appropriate amount of control premium, as of the assessment date.

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

On June 30, 2009, we compared the carrying amount of the total stockholders’ equity consolidated on a US GAAP basis to market value based on the quoted market price of the company’s shares on the date of assessment to determine if goodwill is potentially impaired.  We did the test again for goodwill impairment on December 31, 2009. Based on our assessment, we concluded goodwill as of December 31, 2009 was not impaired under both ROC GAAP and US GAAP.

Allowance for Doubtful Accounts Receivable

We evaluate our outstanding accounts receivables on a monthly basis for collectability purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical collection experience and current trends in the credit quality of our customers. There have been no changes in this policy for the last three years.

The movements of the allowance for uncollectible accounts are as follows:

	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	474,025	317,183	99,333	3,109
Provision charged to expense (reversed to income)	(71,435)	(187,011)	(3,335)	(104)
Write-off	(85,407)	(30,839)	–	–
Balance at end of year	317,183	99,333	95,998	3,005

The allowance we established for uncollectible accounts in 2008 decreased significantly as compared to 2007 primarily due to decreases in net sales and account receivables, which resulted in significant amount of bad debt allowance reversal in 2008. The allowance we established for uncollectible accounts in 2009 decreased as compared to 2008 primarily due to the timely payment of most accounts receivable in 2009 within permitted credit periods.

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

As of December 31, 2007, 2008 and 2009, the provision for inventory obsolescence and devaluation was NT$3,771.7 million, NT$8,413.9 million and NT$4,359.3 million (US$136.4 million), respectively, which were classified in cost of goods sold in the statements of income. The provision made in 2008 increased significantly due to substantial decrease in average selling prices in the fourth quarter of 2008. The provision made in 2009 decreased significantly primarily due to an increase in the average selling price in the fourth quarter of 2009. For the years ended December 31, 2007, 2008 and 2009, we have not made any significant changes to our policy for determining the provisions for excess and obsolete inventory.

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

For the year ended December 31, 2008, we evaluated our investment in Qisda and determined that our investment had been in a continuous unrealized loss position due primarily to the significant decline in the investee’s stock price. Considering primarily the length of time and the extent of the decline, we determined that the impairment was other than temporary and therefore recognized an impairment of NT$1,928.7 million for US GAAP purposes. No impairment loss was recorded for ROC GAAP purposes because we believe the carrying amount of our investment in Qisda is supported by the expected discounted cash flows from the investment.

For the year ended December 31, 2009, we did not record any other-than-temporary impairment loss on equity-method investments because the fair value of our investments exceeded their carrying value.

Income Taxes

We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2009, our valuation allowances on deferred tax assets was NT$19,661.0 million (US$615.4 million) under ROC GAAP.  In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss and investment tax credits utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net operating loss and investment tax credits, net of the existing valuation allowance as of December 31, 2009.

We used estimated future taxable income for the next five years to determine the realizability of our deferred tax assets and the resulting requirement for valuation allowance.  We believe that, as of December 31, 2009, the estimated future taxable income beyond the five-year period cannot be objectively and reliably determined given the cyclical nature of the TFT-LCD industry. In addition, the five-year period is considered to be consistent with the statutory period that the tax credit and loss carryforwards can be utilized under ROC Tax Law. Effective January 21, 2009, the statutory period during which loss carryforwards can be utilized has been extended to 10 years.

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

When the likelihood of the incurrence of loss related to our legal proceedings is probable and our management can reasonably estimate such loss, we provide for estimates of external legal fees and any probably losses through charges to our consolidated statement of operations. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events.

Results of Operations

The following table sets forth certain of our results of operations data as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	82.1	86.9	98.0
Gross profit	17.9	13.1	2.0
Operating expenses	4.7	5.3	6.2
Selling	2.4	2.1	2.2
General and administrative	1.1	1.9	2.3
Research and development	1.2	1.3	1.7
Operating income (loss)	13.2	7.8	(4.2)
Net non-operating expenses and losses	(1.0)	(1.6)	(3.4)
Earnings (loss) before income tax	12.2	6.2	(7.6)
Income tax expenses	0.4	1.1	–
Net income (loss)	11.8	5.1	(7.6)

In 2007, a strong demand in the TFT-LCD industry contributed to an increase in our unit sales, and an improvement on our product mix allowed us to lower our production cost. As a result, we were able to achieve higher profitability in 2007. Our gross, operating and net margins have decreased from 2008 to 2009, primarily as a result of global financial crisis and the resulting global economic downturn, which caused a significant decrease in end-demand.

For the Years Ended December 31, 2009 and 2008

Net Sales

Net sales decreased 15.2% to NT$359,331.3 million (US$11,246.7 million) in 2009 from NT$423,928.2 million in 2008 due to a 15.5% decrease in net sales of large-size panels and a 27.0% decrease in net sales of small-size panels.

Net sales of large-size panels decreased 15.5% to NT$314,840.5 million (US$9,854.2 million) in 2009 from NT$372,689.7 million in 2008. This decrease was primarily due to a decrease in average selling price, which was partially offset by an increase in unit sales. Large-size panels sold increased 12.5% to 89.7 million panels in 2009 from 79.7 million panels in 2008. The average selling price per panel of our large-size panels decreased 24.9% to NT$3,512.3 (US$109.9) in 2009 from NT$4,678.0 in 2008, primarily as a result of the global financial crisis and the resulting overall economic downturn. The increase in unit sales of large-size panels was primarily due to an increase in market demand in the second half of 2009.

Net sales of small- to medium-size panels decreased 27.0% to NT$34,168.5 million (US$1,069.4 million) in 2009 from NT$46,784.1 million in 2008. The decrease in net sales of small- to medium-size panels was primarily due to a decrease in average selling price which was partially offset by an increase in unit sales. Unit sales of our small- to medium-size panels increased 21.5% to 228.6 million panels in 2009 from 188.1 million panels in 2008. The average selling price per panel of our small- to medium-size panels decreased 40.0% to NT$149.4 (US$4.7) in 2009 from NT$248.8 in 2008, primarily as a result of a change in product mix and a falling trend in average selling prices of the end products utilizing aging technology. The increase in unit sales of small- to medium-size panels was primarily due to an increase in sales of panels for consumer products.

Cost of Goods Sold

Cost of goods sold decreased 4.4% to NT$352,290.5 million (US$11,026.3 million) in 2009 from NT$368,600.3 million in 2008. This decrease was primarily as a result of a decrease in cost of raw materials and component costs.

Raw material and component costs decreased 6.1% in 2009 as compared to 2008 primarily as a result of a decrease in average purchasing prices due to the changes of our product mix and a decrease in demand of our products as a result of the impact of the global financial crisis. Overhead expenses, including depreciation and amortization expenses, decreased 0.9% in 2009 as compared to 2008, primarily due to a decrease in employee bonus expenses. Direct labor costs decreased 7.0% in 2009 as compared to 2008, primarily as a result of a decrease in employee bonus expenses.

As a percentage of net sales, cost of goods sold increased to 98.0% in 2009 from 86.9% in 2008. This increase was primarily the result of the greater decrease in average selling price per panel than the decrease in cost of goods sold per panel.

Gross Profit

Gross profit was NT$7,040.9 million (US$220.4 million) in 2009 compared to NT$55,327.9 million in 2008. Gross margin, which is gross profit divided by net sales, was 2.0% in 2009 as compared to 13.1% in 2008. The decrease in our gross margin was primarily as a result of the decrease in our average selling prices in 2009.

Operating Expenses

Operating expenses increased 0.2% to NT$22,279.9 million (US$697.3 million) in 2009 from NT$22,235.6 million in 2008. As a percentage of net sales, operating expenses increased to 6.2% in 2009 from 5.3% in 2008. The increase in operating expenses was primarily as a result of an increase in research and development expenses and an increase in general and administrative expenses, which was partially offset by a decrease in selling expenses.  Research and development expenses increased 15.9% to NT$6,185.5 million (US$193.6 million) in 2009 from NT$5,335.2 million in 2008, primarily due to an increase in depreciation expense and indirect materials. General and administrative expenses increased 2.4% to NT$8,094.4 million (US$253.3 million) in 2009 from NT$7,907.6 million in 2008 primarily due to an increase in depreciation expenses and professional fees, which was partially offset by a decrease in employee bonus expenses and management fees paid to the Science Based Industrial Park of ROC. General and administrative expenses as a percentage of net sales increased to 2.3% in 2009 from 1.9% in 2008. Selling expenses decreased 11.0% to NT$8,000.0 million (US$250.4 million) in 2009 from NT$8,992.8 million in 2008, primarily due to a decrease in royalties. Selling expenses as a percentage of net sales increased to 2.2% in 2009 from 2.1% in 2008.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we had operating loss of NT$15,239.1 million (US$477.0 million) in 2009 compared to operating income of NT$33,092.3 million in 2008. We had a negative operating margin of 4.2% in 2009 compared to an operating margin of 7.8% in 2008.

Under US GAAP, we had operating loss of NT$28,309.7 million (US$886.1 million) in 2009 compared to operating income of NT$20,148.1 million in 2008.  We had a negative operating margin of 7.9% in 2009 compared to an operating margin of 4.8% in 2008.

Under ROC GAAP, the provision for the potential antitrust losses is usually recognized in the consolidated statement of operations as a non-operating expense.  However, under US GAAP, the provision for the potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$12,028.4 million (US$376.5 million) in 2009 compared to net non-operating expenses and losses of NT$6,821.3 million in 2008. We had higher net non-operating expenses and losses in 2009 as compared to 2008 primarily as a result of an increase in provisions for potential litigation losses and others, an increase in net interest expenses and a decrease in gain on valuation of financial instruments, which was partially offset by a decrease in net foreign currency exchange losses. We had provisions for potential litigation losses and others of NT$9,696.1 million (US$303.5 million) in 2009 compared to provisions for potential litigation losses and others of NT$2,717.8 million in 2008, primarily as a result of a higher amount of provisions relating to certain antitrust matters in 2009 as compared to the provision for potential litigation losses in 2008. We had a net interest expense of NT$3,180.6 million (US$99.5 million) in 2009 compared to a net interest expense of NT$2,358.2 million in 2008, primarily as a result of a decrease in interest income. We had gain on valuation of financial instruments of NT$813.2 million (US$25.5 million) in 2009 compared to gain on valuation of financial instruments of NT$3,902.3 million in 2008, primarily because we had more financial instruments to hedge our position corresponding to our larger sales in 2008 compared to 2009. We had a net foreign currency exchange income of NT$236.9 million (US$7.4 million) in 2009 compared to a foreign currency exchange loss of NT$4,994.2 million in 2008 primarily due to (1) the depreciation of NT dollars against US dollars in the first half of 2009, which was partially offset by the depreciation of NT dollars against JPY in the first half of 2009; and (2) the appreciation of NT dollars against US dollars in the first half of 2008 and the depreciation of NT dollars against JPY in the second half of 2008.

Under US GAAP, we had lower net non-operating expenses and losses of NT$1,352.7 million (US$42.3 million) in 2009 compared to net non-operating expenses and losses of NT$4,062.0 million in 2008.  We had lower net non-operating expenses and losses in 2009 as compared to 2008 primarily as a result of a decrease in net investment income, partially offset by an increase in net interest expense and an increase in net other income.  We had a net investment income of NT$48.6 million (US$1.5 million) in 2009 compared to a net investment loss of NT$505.3 million in 2008.  In 2009, we had a net interest expense of NT$3,187.8 million (US$99.8 million) compare to a net interest expense of NT$2,358.2 million in 2008.  In 2009, we had net other income of NT$2,186.2 million (US$68.4 million) as compared to a net other income of NT$1,385.1 million in 2008.

Income Tax Benefit (Expense)

We recognized an income tax benefit of NT$22.6 million (US$0.7 million) in 2009 compared to an income tax expense of NT$4,629.1 million in 2008. This change was primarily due to an increase of net operating loss carryforwards, which was partially offset by an increase in valuation allowance for deferred income tax assets.

The statutory income tax rate in the ROC was 25% in 2009.  Effective from January 1, 2010, the statutory tax rate has been reduced to 20% in accordance with the ROC Income Tax Act. The effective tax rate was lower than 25% primarily due to investment tax credits and tax exemptions. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year.

Under US GAAP, we recognized an income tax benefit of NT$1,359.5 million (US$42.6 million) in 2009 compared to an income tax expense of NT$2,579.6 million in 2008. This change was primarily due to an increase from net operating loss carryforwards, which was partially offset by an increase in valuation allowance for deferred income tax assets. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes” (Statement No.109), if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense.

The effective tax rate decreased to 0.1% in 2009 from 17.6% in 2008 under ROC GAAP, primarily due to a decrease in tax on undistributed retained earnings and the effect of the change of the statutory tax rate in 2009. The effective tax rate decreased to 4.6% in 2009 from 16.0% in 2008 under US GAAP, primarily because there was no tax on undistributed retained earning due to our loss in 2009, coupled with the effect of the change of the statutory tax rate in 2009.

Net Income (Loss)

As a result of the foregoing, we incurred net loss of NT$27,244.8 million (US$852.7 million) in 2009 as compared to net income of NT$21,641.8 million in 2008.

Under US GAAP, we incurred net loss attributable to stockholders of AU Optronics Corp. of NT$28,670.3 million (US$897.3 million) in 2009 as compared to net income attributable to stockholders of AU Optronics Corp. of NT$13,089.7 million in 2008.

For the Years Ended December 31, 2008 and 2007

Net Sales

Net sales decreased 11.7% to NT$423,928.2 million in 2008 from NT$480,183.6 million in 2007 due to a 14.9% decrease in net sales of large-size panels which was partially offset by a 17.2% increase in net sales of small- and medium-size panels.

Net sales of large-size panels decreased 14.9% to NT$372,689.7 million in 2008 from NT$437,970.3 million in 2007. This decrease was primarily due to a decrease in average selling prices and a decrease in unit sales. The average selling price per panel of our large-size panels decreased 13.6% to NT$4,678.0 in 2008 from NT$5,413.8 in 2007, primarily as a result of a falling trend in average selling prices exacerbated by adverse economic conditions. Large-size panels sold decreased 1.5% to 79.7 million panels in 2008 from 80.9 million panels in 2007, primarily due to a decrease in demand.

Net sales of small- to medium-size panels increased 17.2% to NT$46,784.1 million in 2008 from NT$39,922.9 million in 2007.  The increase in net sales of small- to medium-size panels was primarily due to an increase in unit sales, partially offset by a decrease in average selling prices. Unit sales of our small- to medium-size panels increased 31.4% to 188.1 million panels in 2008 from 143.1 million panels in 2007.  The average selling price per panel of our small- to medium-size panels decreased 10.9% to NT$248.8 in 2008 from NT$279.0 in 2007, primarily as a result of a falling trend in average selling prices of the end products utilizing aging technology.  The increase in unit sales of small- to medium-size panels was primarily due to an increase in the sales of panels for mobile phones.

Cost of Goods Sold

Cost of goods sold decreased 6.4% to NT$368,600.3 million in 2008 from NT$394,005.4 million in 2007.  This decrease was primarily a result of a decrease in the cost of raw materials and components.

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

Gross Profit

Gross profit was NT$55,327.9 million in 2008 compared to NT$86,178.2 million in 2007.  Gross margin, which is gross profit divided by net sales, was 13.1% in 2008 as compared to 17.9% in 2007.  The decrease in our gross margin was primarily as a result of the decrease in our average selling prices during 2008.

Operating Expenses

Operating expenses decreased 2.9% to NT$22,235.6 million in 2008 from NT$22,903.5 million in 2007. The decrease in operating expenses was primarily due to a decrease in our selling expenses, which was partially offset by an increase in general and administrative expenses. As a percentage of net sales, operating expenses increased to 5.3% in 2008 from 4.7% in 2007. Selling expenses decreased 22.5% to NT$8,992.8 million in 2008 from NT$11,600.5 million in 2007, primarily due to a decrease in net sales in 2008.  Selling expenses as a percentage of net sales decreased to 2.1% in 2008 from 2.4% in 2007.  General and administrative expenses increased 45.6% to NT$7,907.6 million in 2008 from NT$5,432.4 million in 2007 primarily due to an increase in employee bonus expenses resulting from the ROC accounting policy change in 2008. General and administrative expenses as a percentage of net sales increased to 1.9% in 2008 from 1.1% in 2007.  Research and development expenses decreased 9.1% to NT$5,335.2 million in 2008 from NT$5,870.5 million in 2007, primarily due to a one-time patent charge of NT$973.1 million in 2007. We did not incur such expense in 2008. Research and development expenses as a percentage of net sales increased to 1.3% in 2008 from 1.2% in 2007.

Under US GAAP, research and development expenses increased 12.5% to NT$6,387.8 million in 2008 from NT$5,677.7 million in 2007, primarily due to an increase in employee bonus expenses. Research and development expenses as a percentage of net sales increased to 1.5% in 2008 from 1.2% in 2007.

Operating Income and Operating Margin

As a result of the foregoing, operating income decreased 47.7% to NT$33,092.3 million in 2008 from NT$63,274.8 million in 2007, and operating margin decreased to 7.8% in 2008 from 13.2% in 2007.

Net Non-Operating Expenses and Losses

Net non-operating expenses and losses increased 44.8% to NT$6,821.3 million in 2008 from NT$4,710.9 million in 2007 primarily as a result of an increase in provisions for potential litigation losses and others and an increase of net foreign currency exchange losses, which was partially offset by a decrease in net interest expense.  We had provisions for potential litigation losses and others of NT$2,717.8 million in 2008 compared to provisions for potential litigation losses and others of NT$207.3 million in 2007 primarily due to an increase in the provisions for litigation losses in 2008. We had a net foreign currency exchange loss of NT$4,994.2 million in 2008 compared to a net foreign currency exchange loss of NT$1,271.7 million in 2007 due to the appreciation of NT dollars against US dollars in the first half of 2008 and the appreciation of JPY against NT dollars in the second half of 2008. We had a net interest expense of NT$2,358.2 million in 2008 compared to a net interest expense of NT$4,457.8 million in 2007, primarily as a result of our decision to take advantage of lower interest rates by paying off certain more costly loans.

Under US GAAP, we had higher net non-operating expenses and losses of NT$4,062.0 million in 2008 compared to net non-operating expenses and losses of NT$3,416.7 million in 2007.  We had higher net non-operating expenses and losses in 2008 as compared to 2007 primarily due to other-than-temporary impairment losses of NT$1,928.7 million in 2008 related to our equity-method investment in Qisda, which was partially offset by a gain of NT$1,252.2 million resulting from the change in fair value of the conversion right of our overseas convertible bonds assumed from the merger with QDI.

Income Tax Expense

Income tax expense increased to NT$4,629.1 million in 2008 from NT$2,087.9 million in 2007 primarily as a result of the increase in tax on undistributed retained earnings from 2007, which is recognized in 2008 under ROC GAAP. The statutory income tax rate in the ROC is 25%.  The effective tax rate was lower than 25% primarily due to investment tax credits and tax exemptions. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year.

Under US GAAP, we recognized an income tax expense of NT$2,579.6 million in 2008 compared to an income tax expense of NT$3,053.1 million in 2007.  Our income tax expense decreased in 2008 primarily due to lower taxable income and more investment tax credit available to be applied which were partially offset by an increase in valuation allowance for deferred tax assets. The change in effective tax rate under US GAAP from 6.3% in 2007 to 16% in 2008 was primarily due to the greater utilization of income tax credits in year 2007.  In addition, valuation allowance for deferred tax assets increased significantly in 2008 due to lower projections of future taxable income which reduce the amount of investment tax credit carryforwards management believes it will be able to realize.

Net Income

As a result of the foregoing, net income decreased 61.7% to NT$21,641.8 million in 2008 from NT$56,475.9 million in 2007.

Under US GAAP, we incurred net income attributable to stockholders of AU Optronics Corp. of NT$13,089.7 million in 2008 as compared to net income attributable to stockholders of AU Optronics Corp. of NT$45,355.5 million in 2007.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations.

Taxation

In the past, we had been granted exemptions from income taxes in Taiwan for construction and capacity expansion of production facilities according to the Science Park Administration and the ROC Statute for Upgrading Industries.  The exemption period may begin at any time within four to five years following the completion of a construction or expansion.  The aggregate tax savings of such exemptions were approximately NT$6,085.4 million, NT$2,975.3 million and nil in 2007, 2008 and 2009, respectively.

In addition, we have enjoyed other tax incentives generally available to technology companies in the ROC, including tax credits ranging from 30% to 50% for research and development expenses and employee training expenses, and tax credits at 7% for the investment in automation equipment and technology and certain qualifying investments.

The ROC Statute for Upgrading Industries expired at the end of 2009 and we are no longer entitled to the tax benefits of investment tax credits and the five-year tax exemptions starting from January 1, 2010 in connection with our purchases of qualifying machinery and equipment and capital raising. However, we are still eligible to use our unexpired tax credits and exemptions which were approved by the related authority before the expiration of the ROC Statute for Upgrading Industries.

The corporate income tax rate in Taiwan applicable to us was 25% for 2007, 2008 and 2009. Effective from January 1, 2010, the statutory income tax rate has been reduced to 20% in accordance with the ROC Income Tax Act. Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a basic tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the basic tax rate set by the tax authority is 10%. There are grandfathered treatments from the tax holidays approved by the tax authorities before IBTA Statute took effect.  The IBTA Statute does not have a significant impact to our financial statements.

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. According to the amendment to the ROC Income Tax Law, which came into effect on June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our earnings as determined under ROC GAAP and as reported in our audited financial statements rather than our tax returns submitted to the ROC taxation authority. See “Item 10.E. Taxation—ROC Tax Considerations—Retained Earnings Tax.”

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

As of December 31, 2009, we had current assets of NT$196,460.8 million (US$6,149.0 million) and current liabilities of NT$202,725.4 million (US$6,345.1 million). We expect to meet our working capital requirements as they become due and comply with current ratio covenants in our long-term loans and facilities through cash flow from operations, supplemented as necessary by financing activities. In addition, we can drawdown on our existing long-term credit facilities which would increase our current assets without affecting our current liabilities.

As of December 31, 2009, our primary source of liquidity was NT$85,443.3 million (US$2,674.3 million) of cash and cash equivalents. As of December 31, 2009, we had total short-term credit lines of NT$30,656.4 million (US$959.5 million), of which we had borrowed NT$1,945.2 million (US$60.9 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2009, we had outstanding long-term borrowings of NT$161,962.1 million (US$5,069.2 million). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2009 ranged between 0.63% and 5.76% per year.

In June 2004, we entered into a NT$55.0 billion and US$150.0 million seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, NT$23,910.9 million (US$748.4 million) was outstanding under this credit facility. We issued NT$6.0 billion secured corporate bonds under this credit facility in June 2005.

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

In July 2005, we entered into a NT$42.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, NT$24,664.2 million (US$772.0 million) was outstanding under this credit facility. We issued NT$5.0 billion secured corporate bonds under this credit facility in March 2006.

In August 2006, we entered into an RMB2.8 billion and US$75.0 million seven-year syndicated credit facility, for which ABN AMRO Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2009, RMB2,855.0 million (US$418.0 million) has been drawn down under this credit facility.

In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, NT$47.8 billion (US$1.5 billion) was outstanding under this credit facility. We issued NT$7.0 billion secured corporate bonds under this credit facility in August 2008.

In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, NT$15.0 billion (US$469.5 million) was outstanding under this credit facility.

In March 2009, we entered into a NT$2.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at the fab of Lextar Electronics Corp. in the ROC.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery.  As of December 31, 2009, NT$820.0 million (US$25.7 million) was outstanding under this credit facility.

In April 2009, we entered into an RMB2.0 billion seven-year syndicated credit facility, for which the Bank of China, Xiamen Branch acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our module-assembly facilities in Xiamen, Fujian Province, the PRC. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2009, we had not drawn down any amount under this credit facility.

In July 2009, we entered into a NT$27.0 billion five-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding medium- and long- term working capital. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, we had not drawn down any amount under this credit facility.

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

In November 2004, QDI issued an aggregate principal amount of US$294.5 million of zero-coupon convertible bonds due November 2009. The initial conversion price was NT$20.02 per share, subject to adjustment. The conversion price was adjusted to NT$52.54 per share in 2006 as a result of our merger. In January 2007, bondholders exercised their right to put back to us US$169.6 million aggregate principal amount of bonds, representing approximately 58% of the aggregate principal amount. These bonds matured in November 2009.

In July 2005, QDI issued an aggregate principal amount of NT$6.0 billion of zero-coupon convertible bonds due July 2010. The initial conversion price was NT$17.12 per share, subject to adjustment. The conversion price was adjusted to NT$44.10 per share in 2006 as a result of our merger. As of December 31, 2009, the total carrying value was NT$2.7 billion (US$0.1 billion).

In March 2005, Tech Well (Shanghai) Display Co., Ltd. (renamed as AU Optronics Manufacturing (Shanghai) Corp.) entered into a RMB249 million and US$80 million five-year syndicated credit facility, for which Citi Bank acted as agent bank for the purpose of funding the construction and purchase of machinery and equipment at our Shanghai module-assembly facility.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Obligations under this credit facility are guaranteed by us.

In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the expansion of one of our sixth generation fabs.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, NT$21.6 billion (US$0.7 billion) was outstanding under this credit facility.

In July 2006, QDI entered into a NT$1.0 billion four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, NT$475.0 million (US$14.9 million) was outstanding under this credit facility.

With respect to all the syndicated credit facilities assumed by us as a result of our merger with QDI, we amended the terms of the credit facilities such that covenants made therein are the same as those made in our syndicated credit facilities, including covenants that we maintain certain financial ratios. We completed the amendments in early 2007.

We assumed the following credit facilities as a result of our acquisition of M. Setek:

In December 2005, we entered into a JPY2.0 billion five-year syndicated credit facility, for which Mizuho Corporate Bank acted as the agent bank, for the purpose of funding long-term working capital.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery.  As of December 31, 2009, JPY 500.0 million (US$5.4 million) was outstanding under this credit facility.

In March 2006, we entered into a JPY8.0 billion seven-year syndicated credit facility, for which Mizuho Corporate Bank acted as the agent bank, for the purpose of funding the construction of M. Setek’s first fab in Soma, Japan.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2009, JPY5,200.0 million (US$55.9 million) was outstanding under this credit facility.

In March 2006, we entered into a JPY7.0 billion seven-year syndicated credit facility, for which the Bank of Tokyo-Mitsubishi UFJ acted as the agent bank, for the purpose of funding the construction of M. Setek’s first fab in Soma, Japan.  The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery.  As of December 31, 2009, JPY4,550.0 million (US$48.9 million) was outstanding under this credit facility.

In December 2009, we entered into a JPY21.0 billion five-year syndicated credit facility, for which Mizuho Corporate Bank acted as the agent bank, for the purpose of funding the construction of M. Setek’s second fab in Soma, Japan. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2009, JPY21.0 billion (US$0.2 billion) was outstanding under this credit facility.  Such borrowings have been classified into current liabilities.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.  As of December 31, 2009, we were in compliance with all financial and other covenants under our long-term loans and credit facilities, except our subsidiary M. Setek had breached certain financial covenants under its loan agreements. Currently, M. Setek is seeking relevant waivers from its lenders; otherwise an early repayment of borrowings in the amount of JPY6,750.0 million (US$72.5 million) may be required. We have reclassified such borrowings under the current liabilities. We do not expect this breach to have a material impact on our financial position.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, land and available-for-sale financial assets-noncurrent amounted to NT$257,419.4 million (US$8,056.9 million) as of December 31, 2009.

Cash Flows

Net cash provided by operating activities amounted to NT$156,926.9 million in 2007, NT$132,057.5 million in 2008 and NT$57,041.0 million (US$1,785.3 million) in 2009.  The decrease in net cash provided by operating activities in 2009 compared to 2008 was primarily due to lower cash collected from our customers as a result of decreased average selling prices resulting from global financial crisis and the resulting overall economic downturn.

Net cash used for investing activities was NT$66,123.1 million in 2007, NT$101,257.4 million in 2008 and NT$66,616.7 million (US$2,085.0 million) in 2009.  Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$65,136.7 million in 2007, NT$98,355.2 million in 2008 and NT$61,046.9 million (US$1,910.7 million) in 2009.  These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings.

Net cash used in financing activities was NT$44,816.6 million in 2007, reflecting primarily an increase of long-term borrowings and bonds payable of NT$36,845.2 million which was offset by repayment of long-term borrowings and bonds payable of NT$76,843.6 million and a decrease of short-term borrowings of NT$3,592.9 million.  Net cash used in financing activities was NT$37,435.6 million in 2008, reflecting primarily an increase of short-term borrowings of NT$4,720.7 million and an increase of long-term borrowings and bonds payable for NT$37,299.4 million which were offset by repayment of long-term borrowings and bonds payable of NT$57,993.5 million and cash dividend payments of NT$19,670.6 million.  Net cash provided in financing activities was NT$11,925.3 million (US$373.2 million) in 2009, reflecting primarily an increase in proceeds from long-term borrowings and bonds payable of NT$66,844.4 million (US$2,092.2 million), which was partially offset by repayment of long-term borrowings and bonds payable for NT$49,291.8 million (US$1,542.8 million) and a decrease in short-term borrowings for NT$4,901.7 million (US$153.4 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	49,319.3	101,326.1	49,018.0	1,534.2
Land and building purchases	584.2	1,813.8	13,412.3	419.8

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2007, 2008 and 2009, prepayments for purchases of equipment amounted to NT$7,945.8 million, NT$60,194.2 million and NT$26,583.7 million (US$832.0 million), respectively.

Our capital expenditures paid for 2009 were approximately NT$61.0 billion, primarily for the installation of our second 7.5-generation fab and the ramp-up of our first 7.5-generation fab and our first 8.5-generation fab.

We estimate our capital expenditures to be approximately NT$100 billion for 2010, primarily for the installation our second 8.5-generation fab and expansion of our second 7.5-generation fab to an input capacity of approximately 60,000 substrates per month if market demand increases. As of December 31, 2009, we have commitments in an amount of approximately NT$79.2 billion primarily for the purchase of equipment and machinery and construction. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our expansion plans, and market conditions.

We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our present capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements. However, we frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. In April 2010, our Board of Directors resolved to issue up to US$800 million in principal amount of unsecured global convertible bonds for the purpose to purchasing machinery and equipment overseas in line with the growth of our business.  We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. The sale of additional equity or equity-linked securities may result in additional dilution to our shareholders.

5.C. Research and Development

We incurred research and development costs of NT$5,870.5 million, NT$5,335.2 million and NT$6,185.5 million (US$193.6 million) in 2007, 2008 and 2009, respectively, which represented 1.2%, 1.3% and 1.7%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have research and development teams that are dedicated to the development of OLED. In addition, we have several research and development teams to explore new design platforms for next-generation displays. Finally, we have one research and development team that focuses on manufacturing yield and key component vendors. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2009, we employed approximately 1,897 research and development engineers.

We established a dedicated flat panel research and development center, the AUO Technology Center, in 2002, which we believe is one of Taiwan’s largest optronics research and development centers. The research activities at the AUO Technology Center have initially been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, and LTPS. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies.  In 2005, we expanded the AUO Technology Center to the Central Taiwan Science Park. In 2008, we established the AUO Technology Research Center to focus on the development of new technologies and mid- to-long term technologies.

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

In 2008, we have further released a series of innovative technologies to make our products more user friendly, power-saving, lighter and better quality. First, we released a series of in-cell multi-touch display in new sizes ranging from 4.3-inch to 15-inch, some of which can be integrated into computer applications. We have introduced 2.8-inch QVGA mobile phone panel with image and fingerprint scanning technology. Second, we have further applied green technology in our products with less weight and thickness. The weight of  our “Eco Plus” 46-inch TV panel is less than 6.9 kilogram and the ultra slim 46-inch LED panel is less than 10 mm thick. We have also introduced a series of 18.5-inch to 24-inch super slim desktop display panels with 16:9 wide screens and LED backlight, and a series of 8.9-inch to 17.3-inch LED notebook panels with 16:9 wide screens, which can provide greater digital multi-media functions with slim, power-saving features. Our dimming technology can also save more energy. Third, some of our products have been featured with a slim bezel design. We have our 52-inch and 65-inch Full HD portrait panels, which with slim bezel design and high brightness, are the optimum choice for public information displays. We have developed 0.56 mm 1.9-inch mobile phone panel.  Lastly, we have enhanced the quality of images by the developing AMVA3 technology with a high static contrast ratio of 5,000:1. We have also presented 24-inch 2D/3D mix mode panel.

In 2009, we developed certain innovative technologies. We developed a 65-inch QFHD 2D/3D mixed mode ultra high resolution display which can display four programs at the same time.  We also developed a 65-inch OFHD Ultra Thin 7.9mm panel with LED backlight which features 3,840 x 2,160 resolution. It can offer a dynamic contrast ratio up to 2,000,000:1 and power saving of 50%.  We launched a 58-inch 2.35:1 aspect ratio ultra-wide home theater display for home use. It has 2,560x1,080 ultra-wide resolution and can display 2.35:1 films without black bars. The display also features a 120Hz double frame rate, which will provide a viewing experience just like in the theater. Based on our past experience in AMVA development, we developed AMVA5 technology with a contrast ratio of 16,000:1 and 20% higher transmittance compared to AMVA3 technology. We also developed a series of Eco-products with LED backlight and light-weighted module designs to promote environmental protection and green technology. In 2009, we also released a series of electronic paper display such as 6-inch e-book panel with embedded touch panel. We were among world’s largest manufacturers for 20-inch electronic paper display module. In addition, we also developed a 14-inch OLED panel with Full HD resolution with contrast ratio of 100,000:1 and 16 million colors.

Intellectual Property

Overview

As of April 30, 2010, we held a total of 6,425 patents, including 2,358 in the PRC, 2,211 in Taiwan, 1,462 in the United States and 394 in other jurisdictions. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2010 through 2029. We also have a total of 2,171 pending patent applications in Taiwan, 1,388 in the United States and 1,857 in other jurisdictions, including the PRC, Japan, Italy, India, United Kingdom, France, Germany and Korea as of April 30, 2010. In addition, we have registered “AU Optronics” and our corporate logo, “AUO,” as trademarks and service marks in some countries and jurisdictions where we operate, including the ROC, PRC, United States, European Union and Korea.

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

We have a license agreement with FDTC (now Fujitsu Limited), effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture TFT-LCD panels at our facilities.

In connection with the settlement of a lawsuit with Sharp, we entered into a cross-license agreement with Sharp, effective as of January 1, 2006, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

We entered into a cross-license agreement with Samsung, effective as of January 12, 2006, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

We have a cross-license agreement with Hitachi and IPS Alpha Technology, Ltd., effective as of July 1, 2009, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

We have a license agreement with Semiconductor Energy Laboratory Co., Ltd., effective as of January 1, 2009, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and OLED products.

In addition to the above, we have also entered into license or cross license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

5.D. Trend Information

For trend information, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E. Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2009, we had off-balance sheet outstanding letters of credit of US$56.4 million, JPY15,820.0 million and NT$38.2 million.

5.F. Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2009.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
			(in millions)
Contractual Obligations
Long-term debt obligations(1)	193,877.0	51,276.3	91,136.0	44,590.8	6,873.9
Operating lease obligations(2)	5,530.9	849.7	1,525.0	1,091.9	2,064.3

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
			(in millions)
Purchase obligations(3)	79,205.5	79,205.5	−	−	−
Total	278,613.4	131,331.5	92,661.0	45,682.7	8,938.2

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

(3)      Includes purchase orders for the machinery and equipment at our fabs. We have placed orders primarily related to the installation of machinery and equipment at our second 7.5-generation and our second 8.5-generation fabs. As of December 31, 2009, we had made commitments of approximately NT$12.7 billion (US$0.4 billion), relating to our second 7.5-generation fab, and approximately NT$45.2 billion (US$1.4 billion), relating to our 8.5-generation fab.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents.  Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$119.7 million to our pension fund maintained with the Bank of Taiwan in 2010.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2009, we were in compliance with all financial covenants and other technical requirements under our credit facilities, except our subsidiary M. Setek had breached certain financial covenants under its loan agreements. Currently, M. Setek is seeking relevant waivers from its lenders; otherwise an early repayment of borrowings in the amount of JPY6,750.0 million (US$72.5 million) may be required. We have reclassified such borrowings under the current liabilities. We do not expect this breach to have a material impact on our financial position.

US GAAP Reconciliation

The following table sets forth a comparison of our net income (loss) attributable to stockholders of AU Optronics Corp. and equity attributable to stockholders of AU Optronics Corp. in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended and as of December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	56,417.8	21,267.4	(26,769.3)	(837.8)
US GAAP	45,355.5	13,089.7	(28,670.3)	(897.3)
Equity attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	291,779.0	290,059.0	262,087.1	8,203.0
US GAAP	291,865.8	293,391.9	266,269.0	8,333.9

See note 28 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and US GAAP.

Recent ROC GAAP Accounting Pronouncements

There was no material ROC GAAP accounting pronouncement issued in 2009.

Recent US GAAP Accounting Pronouncements

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, “Revenue Recognition (FASB ASC Topic 605): Multiple—Deliverable Revenue Arrangements,” which was subsequently codified.  This guidance modifies the fair value requirements of FASB ASC Subtopic 605-25, “Revenue Recognition—Multiple Element Arrangements,” by allowing the use of the “best estimate of selling price” in addition to Vendor Specific Objective Evidence (“VSOE”) and third party evidence (“TPE”) for determining the selling price of a deliverable.  A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined.  In addition, the residual method of allocating arrangement consideration is no longer permitted.  The amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  The impact of the adoption on our financial position and results of operations is dependent upon specific terms of any applicable future sales that contain multiple elements. We are currently evaluating the impact, if any, of applying these provisions on our financial position and results of operations.

In December 2009, the FASB issued ASU 2009-17, “Consolidations” (FASB ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (Statement No. 167, “Amendments to FASB Interpretation No. 46(R)”). ASU 2009-17, revises the test for determining the primary beneficiary of a Variable Interest Entity (“VIE”) from a primarily quantitative risks and rewards calculation based on VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance; and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related-party group.  The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the FASB ASC Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis.  Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE.  ASU 2009-17 is effective for periods beginning after November 15, 2009 and may not be early adopted.  We do not expect the adoption of US ASU 2009-17 will a material impact on our financial position and results of operations.

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

The following table sets forth information regarding all of our directors as of April 30, 2010. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	58	Chairman	2010	14	• Chairman of Qisda and Chairman of BenQ Corporation • Director of Darfon Electronics Corp. • Director of Daxon Technology Inc. • Director of Lextar Electronics Corp.
Hsuan Bin (H.B.) Chen	59	Vice-Chairman	2010	13	• Chairman and Chief Executive Officer of Wellypower Optronics Corporation • Chairman of Lextar Electronics Corp.
Hui Hsiung	57	Director	2010	14	• President and Chief Executive Officer of Qisda • Director of Qisda
Ronald Jen-Chuan Chwang(1)	62	Director	2010	2	• Chairman and President of iD Ventures America
Ko-Yung (Eric) Yu(2)	54	Director	2010	14	• Senior Vice President of Qisda • Chairman of Daxon Technology Inc.
Ching-Shih Han(3)	46	Director	2010	3	• Director of Wellypower Optronics Corporation • Director of Cando Corporation • Director of Taiwan Nano Electro-Optical Technology Co., Ltd.
Vivien Huey-Juan Hsieh	57	Director	2010	6	• Independent Supervisor of Chief Telecom Inc. • Independent Director of Gold East Paper (Jiangsu) Co., Ltd.
Chieh-Chien Chao	66	Director	2010	6	• Adjunct Professor at National Taiwan University
Tze-Kaing Yang	56	Director	2010	3	• Supervisor of ASUSTeK Computer Inc. • Independent director of ASRock Inc. • Director of Ritek Corporation

(1)	Representing Qisda.

(2)	Representing Qisda.

(3)	Representing CDIB.

Kuen-Yao (K.Y.) Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master’s of Business Administration degree from the International Institute for Management Development in Switzerland in 1990.  For a description of certain proceedings to which Mr. Lee is a party, please see “Item 8.A.7. Litigation.”

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

Ko-Yung (Eric) Yu has been a director since 2007. Mr. Yu was a supervisor of our company from 1996 to 2007. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President of BenQ Corporation from 2002 to 2007. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master’s of Business Administration degree from the Strathclyde Graduate Business School in the United Kingdom in 1995.

Ching-Shih Han has been a director since 2007 and is also a vice president of the direct investment department of CDIB. Ms. Han is also a director of Cando Corporation, Taiwan Nano Electro-Optical Technology Co., Ltd. and Wellypower Optronics Corporation. Ms. Han graduated from Fu Jen Catholic University with a Bachelor’s degree in business administration in 1987 and University of Connecticut with a Master’s degree in business administration in 1989.

Vivien Huey-Juan Hsieh has been our director since April 2004. Ms. Hsieh is also an independent director of Gold East Paper (Jiangsu) Co., Ltd. and an independent supervisor of Chief Telecom Inc. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas.

Chieh-Chien Chao has been our director since 2007 and was our supervisor from 2004 to 2007. Mr. Chao was the Chairman of Chiao Tung Bank from 1994 to 2000, the Chairman of The Farmers Bank of China from 2000 to 2003 and the Chairman of Small and Medium Business Credit Guarantee Fund from 2003 to 2004. Mr. Chao received a Ph.D. in economics from National Taiwan University in 1974.

Tze-Kaing Yang has been our director since 2007. Dr. Yang is a director of Ritek Corporation, an independent director of ASRock Inc. and a supervisor of ASUSTeK Computer Inc. Dr. Yang graduated from National Chengchi University with a Bachelor’s degree in business administration in 1977 and National Chengchi University with a Doctorate’s degree in Business Administration in 1987.

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2010.

Name	Age	Position	Years with Us
Lai-Juh (L.J.) Chen	47	Chief Executive Officer and President	11
Andy Yang	42	Chief Financial Officer	8
Paul Peng	52	Executive Vice President of Global Business Unit	14
F.C. Hsiang	51	Executive Vice President of Global Operation Unit	11

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

Andy Yang has been our Chief Financial Officer since March 2009. Prior to his current position, Mr. Yang was the Senior Project Manager of our Finance Division from April 2003 to February 2005, Associate Vice President of our Finance Center from March 2005 to February 2008, Finance Director of our subsidiaries in China from November 2008 to March 2009, and member of Board of Supervisor of Darwin Precisions and General Manager of Apower Optronics Corp.  Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996.  He received his Bachelor’s degree from the Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in 1996.

Paul Peng has been the Executive Vice President of our Global Business Unit since April 2008 and oversees the TV Business Group and IT Display Business Group. Mr. Peng is currently also the General Manager of the TV Business Group. Prior to his current position, Mr. Peng was General Manager of our Suzhou module plant from 2002 to 2004. Prior to joining AUO, Mr. Peng worked as Manager of material and production department at BenQ’s Malaysia branch. Mr. Peng holds a Master’s degree in Business Administration from Heriot-Watt University, U.K.

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

6.B. Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” The aggregate compensation paid in 2009 to our directors, supervisors and executive officers for their services was approximately NT$82.6 million (US$2.6 million).

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance.  Our pension cost for the year ended December 31, 2009 was NT$645.7 million (US$20.2 million). See note 28 to our consolidated financial statements.

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

We granted 33,428,000 stock options pursuant to the 2002 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$11.0. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2002 employee stock option plan and reduced the number of stock options to 9,550,857 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ). Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. The options are generally not transferable. The exercise period expired in 2008 and no stock options were exercised.

We granted 40,541,170 stock options pursuant to the 2003 employee stock option plan, each exercisable for one QDI common share at an exercise price of NT$14.6. 100,000,000 stock options were authorized to be granted under the plan. Under the terms of the merger agreement with QDI, we assumed the 2003 employee stock option plan and reduced the number of stock options to 11,583,191 (on the basis of one of our shares of common stock for every 3.5 shares of QDI common stock ), each exercisable for one of our common shares at an adjusted exercise price of NT$44.3. Each option vests upon the second anniversary of its issuance and is exercisable for six years from the beginning of the option term. The exercise period expired in 2009 and no stock options were exercised.

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

6.D. Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2007, 2008 and 2009.

	As of December 31,
Function	2007	2008	2009
Production	38,455	31,381	39,312
Technical(1)	8,285	9,279	9,218
Sales and marketing	658	582	657
Management and administration	1,712	2,025	2,191
Total	49,110	43,267	51,378

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2007, 2008 and 2009.

	As of December 31,
Location	2007	2008	2009
Taiwan(1)	21,190	21,030	20,471
PRC(2)	27,833	22,077	29,994
Others(3)	87	160	913
Total	49,110	43,267	51,378

(1)	Employed by AU Optronics Corp., Toppan CFI, Lextar Electronics Corp., and Darwin Precision Corp.

(2)	Employed by AU Optronics (Suzhou) Corp., AU Optronics (Xiamen) Corp., AU Optronics Manufacturing (Shanghai) Corp., Darwin Precisions (Suzhou) Corp., and Darwin Precisions (Xiamen) Corp.

(3)	We added 660 employees as a result of our acquisition of M. Setek.

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

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive stock bonus, cash or a combination of stock bonus and cash, based on a percentage of our annual distributed earnings. Prior to January 1, 2008, the amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share. Effective on January 1, 2008, the amount allocated in shares is determined by valuing the shares at the closing price on the last trading day before the stockholder’s meeting and paid to our employees in Taiwan based on individual performance and job seniority. Based on par value, we paid NT$573.5 million in stock bonus and NT$245.8 million in cash bonuses to our employees in 2007 with respect to 2006. Based on par value, we paid NT$2,437.2 million in stock bonus and NT$1,624.8 million in cash bonuses to our employees in 2008 with respect to 2007.  Based on the relevant closing price, we paid NT$2,009.8 million in stock bonus, representing 66,154,312 shares and NT$861.3 million in cash bonuses to our employees in 2009 with respect to 2008.

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

We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

The table below sets forth the share ownership, as of April 20, 2010, of the legal entities represented by our directors and executive officers.

Name	Number of Shares Owned		Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman	10,532,153		*
Hsuan Bin (H.B.) Chen, Vice-Chairman	6,197,633		*
Hui Hsiung, Director	2,790,877		*
Ronald Jen-Chuan Chwang, Director	663,598,620	(1)	7.52%
Ko-Yung (Eric) Yu, Director	663,598,620	(1)	7.52%
Lai-Juh (L.J.) Chen, Chief Executive Officer and President	2,959,118		*

Ching-Shih Han, Director	44,929,277	(2)	*
Vivien Huey-Juan Hsieh, Director	—		—
Chieh-Chien Chao, Director	—		—
Tze-Kaing Yang, Director	—		—
Andy Yang, Chief Financial Officer	527,259		*
Paul Peng, Executive Vice President of Global Business	2,533,660		*
F.C. Hsiang, Executive Vice President of Global Operation Unit	4,484,330		*

*	The number of common shares held is less than 1% of our total outstanding common shares.

(1)	Represents shares held by Qisda.

(2)	Represents shares held by CDIB.

As of April 20, 2010, none of our directors or executive officers held any of our employee stock options. None of our directors or executive officers has voting rights different from those of other shareholders.

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

In March 2007, Qisda sold 100,000,000 of our shares, representing 1.32% of our outstanding shares as of December 31, 2006. As of April 20, 2010, Qisda beneficially owned 7.56% of our outstanding shares. Two of our directors are representatives of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of April 20, 2010, Quanta Computer beneficially owned 5.03% of our outstanding shares.

There have been no changes in our major shareholders since April 20, 2010.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of April 20, 2010 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	667,289,544	7.56%	7.56%
Quanta Computer Inc. 211, Wen Hwa 2nd Road, Kuei Shan, Taoyuan 33377, Taiwan, ROC	443,930,307	5.03%	5.03%
All directors as a group(1)	729,727,559	8.27%	8.27%

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

As of April 20, 2010, approximately 8,827.0 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of April 20, 2010, approximately 1,097 million shares in the form of ADSs were held of record by Cede & Co. and 27 other registered shareholders domiciled in and outside of the United States.

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

Qisda

Qisda is one of our major shareholders, owning directly and indirectly a 7.56% equity interest in our company as of April 20, 2010. In addition, two of our nine directors are legal representatives of Qisda. In 2004, we purchased shares in Qisda, which as of December 31, 2008 represents 9.54% of their outstanding shares, in order to establish a long-term strategic relationship with Qisda. On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda, bringing our total equity interest in Qisda to 9.58%. We received cash dividend of NT$17,021,480 and stock dividend of 13,617,184 shares from Qisda in 2008.

We sold panels for desktop monitors and LCD television to Qisda. We generated net sales to Qisda in the amount of NT$105.8 million (US$3.3 million) in 2009, and our receivables from these sales were NT$13.2 million (US$0.4 million) as of December 31, 2009.

Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ, an affiliate of our company, was 100% indirectly owned by Qisda as of April 30, 2010. We sold desktop monitor display panels and consumer electronics display panels to QCSZ. We generated net sales to QCSZ in the amount of NT$1,887.4 million (US$59.1 million) in 2009, and our receivables from these sales was NT$377.5 million (US$11.8 million) as of December 31, 2009.

Qisda Optronics (Suzhou) Co.,  Ltd. (“QCOS”)

QCOS, an affiliate of our company, was 100% indirectly owned by Qisda as of April 30, 2010. We sold desktop monitor display panels and consumer electronics display panels to QCOS. We generated net sales to QCOS in the amount of NT$596.4 million (US$18.7 million) in 2009, and our receivables from these sales were NT$121.2 million (US$3.8 million) as of December 31, 2009.

Qisda Czech S.R.O. (“QZBR”)

QZBR, an affiliate of our company, was 100% directly owned by Qisda as of April 30, 2010. We sold desktop monitor display panels and television display panels to QZBR. We generated net sales to QZBR in the amount of NT$178.4 million (US$5.6 million) in 2009, and our receivables from these sales were NT$7.5 million (US$0.2 million) as of December 31, 2009.

Daxon Technology Inc. (“Daxon”)

Daxon, an affiliate of our company, was 14.74% directly owned by Qisda as of April 30, 2010. We purchased polarizers from Daxon in the amount of NT$11,136.6 million (US$348.6 million) in 2009, and our payables from these purchases were NT$3,856.7 million (US$120.7 million) as of December 31, 2009.

Cando Corporation (“Cando”)

We directly and indirectly owned 18.20% of Cando as of April 30, 2010. We purchased color filters from Cando in the amount of NT$3,179.8 million (US$99.5 million) in 2009, and our payables from these purchases were NT$1,028.5 million (US$32.2 million) as of December 31, 2009.

Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 15.39% of Raydium as of April 30, 2010. We purchased driver-integrated circuits from Raydium in the amount of NT$7,534.2 million (US$235.8 million) in 2009, and our payables from these purchases were NT$3,507.5 million (US$109.8 million) as of December 31, 2009.

Nano Electro-Op (Kunshan) Co., Ltd (“Nano-Kunshan”)

Nano-Kunshan, an affiliate of our company, was indirectly wholly-owned by Taiwan Nano Electro-Optical Technology Co., Ltd. as of April 30, 2010. We purchased backlight units from Nano-Kunshan in the amount of NT$2,865.7 million (US$89.7 million) in 2009, and our payables from these purchases were NT$1,360.3 million (US$42.6 million) as of December 31, 2009.

BenQ Corporation (“BenQ”)

BenQ, an affiliate of our company, was 98.65%  directly owned by Qisda as of April 30, 2010.  We sold panels for desktop monitors, notebooks and television sets to BenQ.  We generated net sales to BenQ in the amount of NT$8,945.2 million (US$280.0 million) in 2009, and our receivables from these sales were NT$1,910.1 million (US$59.8 million) as of December 31, 2009.

Sichuan Changhong Electric Co., Ltd. (“Changhong Electric”)

Changhong Electric is a joint investor of BVCH Optronics (Sichuan) Corp.  We sold television display panels to Changhong Electric.  We generated net sales to Changhong Electric in the amount of NT$6,827.5 million (US$213.7 million) in 2009, and our receivables from these sales were NT$2,095.3 million (US$65.6 million) as of December 31, 2009.

Forhouse Corp. (“Forhouse”)

We indirectly owned 15.23% of Forhouse as of April 30, 2010.  We purchased backlight units from Forhouse in the amount of NT$7,911.6 million (US$247.6 million) in 2009, and our payables from these purchases were NT$3,261.7 million (US$102.1 million) as of December 31, 2009.

Fortech International Corp. (“Fortech”)

Fortech, an affiliate of our company, was indirectly wholly-owned by Forhouse as of April 30, 2010.  We purchased backlight units from Fortech in the amount of NT$6,057.1 million (US$189.6 million) in 2009, and our payables from these purchases were NT$2,585.5 million (US$80.9 million) as of December 31, 2009.

Fortress Optronics International Corporation (“Fortress”)

Fortress, an affiliate of our company, was indirectly wholly-owned by Forhouse as of April 30, 2010.  We purchased backlight units from Fortress in the amount of NT$4,360.1 million (US$136.5 million) in 2009, and our payables from these purchases were NT$2,160.2 million (US$67.6 million) as of December 31, 2009.

Wellypower Optronics Corp. (“Wellypower”)

We indirectly owned 9.00% of Wellypower as of April 30, 2010.  We purchased cold cathode fluorescent lamps from Wellypower in the amount of NT$2,861.9 million (US$89.6 million) in 2009 and our payables from these purchases were NT$1,241.4 million (US$38.9 million) as of December 31, 2009.

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

8.A.7. Litigation

In December 2006, LG Display filed a lawsuit in the United States District Court for the District of Delaware against us, our U.S. subsidiary and other TFT-LCD manufacturers claiming patent infringement.  We have retained legal counsel to handle the matter.  LG Display is seeking, among other things, monetary damages for willful infringement and an injunction against future infringement.  In March 2007, we filed a suit in the United States District Court for the Western District of Wisconsin against LG Display and LG Display America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products.  We are seeking, among other things, monetary damages and enhanced damage for willful infringement and an injunction against future infringement.  The claims against us and the counterclaims filed by us were consolidated in June 2007 in the United States District Court for the District of Delaware. Trial for this case was held in June 2009 and in February 2010, the United States District Court for the District of Delaware found that LG Display and LG Display America have infringed our patents asserted at trial and in April 2010, the United States District Court for the District of Delaware further found that we did not infringe any of LG Display’s patents as asserted at trial. Although the findings of the United States District Court for the District of Delaware were in favor of us, we cannot assure you that LG Display and LG Display America will not appeal this case to the superior courts. Moreover, as of April 30, 2010, the amount of damages has not been decided and the final judgment has not been rendered. Therefore, the results of this matter cannot be predicted with certainty.

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  We have retained legal counsel to handle the related matters.  Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The lawsuit is in the discovery phase. While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of this suit on an ongoing basis.

In March 2007, Honeywell International Inc. and Honeywell Intellectual Properties Inc. (collectively, “Honeywell”) filed a lawsuit in the United States District Court for the Eastern District Court of Texas against us and other TFT-LCD manufacturers, as well as certain of our customers, claiming infringement of certain of Honeywell’s patent in the United States relating to the manufacturing of TFT-LCD panels.  In April 2009, we and Honeywell entered into a settlement to resolve the dispute.  The settlement did not have a material impact on our business, results of operation or financial position.

In April 2008, Plasma Physics Corporation (“Plasma”) and Solar Physics Corporation (“Solar”) filed a lawsuit in the United States District Court for the Eastern District of New York against us, our U.S. subsidiary, and other TFT-LCD manufacturers, claiming infringement of certain of its patents in the United States relating to the use of machines manufactured by AKT America, Inc. in the manufacturing of TFT-LCD panels. In October 2009, we, Plasma and Solar entered into a settlement to resolve the dispute.  The settlement did not have a material impact on our business, results of operation or financial position.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware against us, our U.S. subsidiary, and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This litigation is still in the discovery phase.  While we intend to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  We are reviewing the merits of this suit on an ongoing basis.

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Specifically, since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (the “U.S. DOJ”), the Commission of the European Communities Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified us of the termination of its investigation. The Japan Fair Trade Commission and the Korea Fair Trade Commission also requested certain information from us as part of their respective investigations in 2007 and 2009, respectively. In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities.  We received DG COMP’s Statement of Objections in May 2009 and submitted our reply in July 2009. We and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. The result of DG COMP’s investigation is still pending. We intend to continue to cooperate with these investigations as warranted as part of our ongoing defense of these matters.

We, certain of our subsidiaries, and certain of our respective current or former officers and/or employees may be indicted in the United States for possible violations of antitrust and/or competition laws.  If we and certain of our subsidiaries are found to have violated antitrust and/or competition laws, we and our subsidiaries will likely have to pay a fine or penalty. It is also possible that certain of our current or former officers or employees may be held criminally liable and subject to imprisonment or fines or both. We and our subsidiaries may also agree to pay a fine or penalty as part of any plea bargain or settlement. To our knowledge, certain of our competitors that pled guilty and entered into plea bargain agreements with the U.S. DOJ have agreed to pay fines ranging from US$35 million to US$400 million. While we do not know all the facts and circumstances that led each of these competitors to enter into these pleas, we are aware of the outcome of those plea bargain agreements which may or may not be the amounts which we and our subsidiaries may agree to pay and/or which the U.S. DOJ may agree to accept as part of any plea bargain and/or settlement.

The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Moreover, there are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United Stated District Court for the Northern District of California.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The class actions are in the discovery phase. The court has recently issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies, including direct and indirect purchasers.

In addition, in the fourth quarter of 2009,  AT&T, Motorola and Nokia, respectively filed civil lawsuits against a number of LCD manufacturers including us, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. These lawsuits are still in the early stages.

We have made provisions for certain potential litigation losses and others, as may be applicable, and we will adjust the amounts from time to time as we deem appropriate. See note 25(e) to our consolidated financial statements.

We intend to defend these lawsuits vigorously and we have retained legal counsel to represent us. At this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable. We are reviewing the merits of these civil lawsuits on an ongoing basis. Any penalties, fines or settlements made in connection with these lawsuits may have a material adverse effect on our business, results of operation and future prospects.

In addition to the matters described above, we are also a party to other litigations or proceedings that arise during our ordinary course of business. Except as mentioned above, we are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

The following is a description of one Qisda-related event and proceeding:

As of April 30, 2010, there are four pending lawsuits against Qisda filed by the insolvency administrator of BenQ Mobile GmbH & Co. OHG (“OHG”): (i) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR68.96 million, which was increased by an additional EUR253.5 million on January 12, 2009; (ii) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR14.24 million, (iii) litigation filed on August 2, 2007 at District Court of Munich I in the amount of EUR25.94 million, and (iv) litigation filed on July 30, 2009 at District Court of Munich I in the amount of approximately EUR264 million which was further increased to EUR282 million, for the damages relating to willful mismanagement of OHG by the de facto majority shareholder. Based on the information provided by Qisda, we do not expect these cases to have a material adverse impact on our financial position. We are reviewing these cases on an ongoing basis.

The following is a description of one proceeding related to our management:

In May 2007, Mr. Lee, our Chairman, was indicted by the Taoyuan District Prosecutors’ Office for alleged insider trading of Qisda stock and other related charges. In August 2009, the Taoyuan court acquitted Mr. Lee of all charges.  The case was appealed by the prosecutor to the superior court in September 2009.  As of April 30, 2010, the case was still pending and the ultimate outcome of the case is uncertain.

8.A.8. Dividends and Dividend Policy

We distributed a cash dividend of NT$0.2 per share and a stock dividend of NT$0.2 per share on August 7, 2007 for the year 2006. We distributed a cash dividend of NT$2.5 per share and a stock dividend of NT$0.5 per share on August 22, 2008 for the year 2007. We distributed a cash dividend of NT$0.3 per share and a stock dividend of NT$0.3 per share on August 18, 2009 for the year 2008.

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

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders of additional shares by capitalizing reserves, including the legal reserve. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in capital. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” For information as to ROC taxes on dividends and distributions, see “Item 10.E. Taxation—ROC Tax Considerations—Dividends.”

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousand of ADSs)
2005	55.70	41.50	58,771.47	18.14	12.73	1,848.57
2006	55.20	40.00	47,043.79	17.56	12.16	2,162.58
2007	70.40	43.30	48,530.06	22.41	13.06	1,881.55
2008	62.70	18.30	70,171.86	20.66	5.02	3,343.94
First Quarter	61.30	51.10	81,208.32	19.74	15.99	3,368.69
Second Quarter	62.70	47.10	72,280.56	20.66	15.55	3,371.35
Third Quarter	48.20	31.05	69,864.02	15.74	10.20	3,247.35
Fourth Quarter	36.00	18.30	58,753.02	11.38	5.02	3,389.52
2009	38.90	23.05	62,016.60	12.12	6.66	3,999.55
First Quarter	29.90	23.05	66,737.51	9.01	6.66	3,524.08
Second Quarter	38.20	28.50	65,734.77	12.00	8.66	3,868.17
Third Quarter	38.90	30.85	55,275.68	12.12	9.48	4,442.43
Fourth Quarter	38.80	28.90	61,028.65	11.99	8.79	4,139.18
November	33.60	28.90	65,784.07	10.45	8.79	3,580.93
December	38.80	34.05	60,039.59	11.99	10.68	2,994.22
2010 (through May 7)	42.00	32.80	56,803.10	13.25	10.24	3,281.52
First Quarter	42.00	32.80	59,323.72	13.25	10.24	3,141.07
January	42.00	35.85	69,810.47	13.25	10.94	3,993.38
February	36.30	32.80	58,660.48	11.54	10.24	3,046.59
March	37.00	33.40	50,608.51	11.75	10.41	2,515.04
April	37.75	34.55	46,943.55	12.51	11.08	3,493.33
May (through May 7)	36.90	33.50	69,478.23	11.89	10.40	4,105.42

(1)	Each ADS represents the right to receive 10 common shares.

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

Objects and Purpose

The scope of our business as set forth in Article 2 of our articles of incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, organic light emitting diodes and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active-matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, solar cell, modules, and related system and service, new green energy-related system and service, original design manufacturing and original equipment manufacturing business for flat panel display modules and the simultaneous operation of a trade business relating to our business.

Directors

Our board of directors is elected by our shareholders and is responsible for the management of our business. Our articles of incorporation provide that our board of directors is to have between nine to eleven members. Currently, our board of directors is composed of nine directors. The chairman of our board is elected by the directors. The chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years.

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

The election of our directors by our shareholders may be conducted by means of cumulative voting or other voting mechanics, if any, adopted in our articles of incorporation. Pursuant to the ROC Company Law, the election of our directors is currently conducted by means of cumulative voting, as our articles of incorporation do not provide for another voting mechanism. The most recent election for all of the directors was held on June 13, 2007. We have adopted a candidate nomination system for the election of directors.

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

The present members of the board of directors took office on June 13, 2007.  Our shareholders will elect new directors at the 2010 annual general shareholders meeting, which is scheduled on June 18, 2010.

Shares

As of April 30, 2010, our authorized share capital was NT$100 billion, divided into 10 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 8,827,045,535 shares were issued.

On June 19, 2009, our shareholders approved the issuance of 321,325,901 common shares for purposes of distributing stock dividends and employee stock bonuses. The stock issuance was authorized by the government authorities. The record date for this stock issuance was August 18, 2009.

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

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve 10% of our remaining net earnings for that fiscal year until our legal reserve equals our paid-in capital.

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

Our articles of incorporation provide that we shall allocate 10% of our remaining net earnings as a legal reserve in each fiscal year after:

•	payment of all income taxes; and

•	deduction of any past losses.

Earnings distributions are made in the following manner:

•	no less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as a dividend to our shareholders.

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

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—Taxation—ROC Tax Considerations—Dividends.”

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

Financial Statements

For a period of at least twenty-one days before our annual shareholders’ meeting, we must make available our annual financial statements at our principal offices in Hsinchu, Taiwan and our share registrar in Taipei, for inspection by our shareholders.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taishin International Bank, Bl, No.96, Jianguo N. Rd, Sec.1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares, are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. Each of our cash dividends and stock dividends declared in 2009 was subject to a withholding tax of 20% in the amount of NT$226.8 million. There is no withholding tax with respect to stock dividends declared out of our capital reserves.

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

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-ROC resident are exempt from income tax, but may be subject to ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of:

•	20% of the gains realized by non-ROC entities; and

•	20% of the gains realized by non-ROC individuals.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark and Israel which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with  retroactive effect. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion assumes that we were not a passive foreign investment company for our 2009 taxable year, as discussed below.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum U.S. Federal Income tax rate of 15% if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2009 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition (including certain pledges) of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by you on your ADSs or shares exceeds 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.  You should consult your tax advisor to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were a PFIC with respect to a particular U.S. Holder for the taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

If you own ADSs or shares during any year in which the company is a PFIC, you must generally file an annual report with respect to the Company, generally with your federal income tax return for that year.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

As of December 31, 2009, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$331.4 million and JPY12,248.3 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$705.3 million and JPY34,733.4 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,681.0 million as of December 31, 2009, which represents 86.13% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of JPY1,695.2 million attributable to our Japanese operations as of December 31, 2009, which represents 0.93% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,595.6 million and JPY68,947.4 million, respectively, relating to our overseas vendors.

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

As of December 31, 2009, we had 123 outstanding interest rate swap agreements with 18 major international financial institutions, having a total notional principal amount of NT$38,888.9 million.

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

	Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value at December 31, 2009
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	705,334	—	—	—	—	—	705,334	705,334
Average interest rate	0.326%	—	—	—	—	—	0.326%	0.326%
Fixed rate (NT$)	11,311,245	—	—	—	—	—	11,311,245	11,311,245
Average interest rate	0.218%	—	—	—	—	—	0.218%	0.218%
Fixed rate (JPY)	34,733,352	—	—	—	—	—	34,733,352	34,733,352
Average interest rate	0.228%	—	—	—	—	—	0.228%	0.228%
Fixed rate (CNY)	1,454,120	—	—	—	—	—	1,454,120	1,454,120
Average interest rate	1.360%	—	—	—	—	—	1.360%	1.360%

	Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value at December 31, 2009
	(in thousands)
Fixed rate (CZK)	30,000	—	—	—	—	—	30,000	30,000
Average interest rate	0.800%	—	—	—	—	—	0.800%	0.800%
Fixed rate (EUR)	31,300	—	—	—	—	—	31,300	31,300
Average interest rate	0.388%	—	—	—	—	—	0.388%	0.388%
Liabilities Bonds:
Secured (NT$)	5,500,000	6,000,000	3,500,000	—	—	—	15,000,000	15,389,103
Fixed rate	2.403%	2.649%	2.900%	—	—	—	2.549%	—
Unsecured (NT$)	115,508	98,268	56,892	—	—	—	270,668	270,668
Fixed rate	0.987%	0.980%	0.983%	—	—	—	0.984%	—
Secured Long-term Loans:
Fixed rate (NT$)	676,363	203,432	113,784	16,550	—	—	1,010,129	1,013,046
Average interest rate	2.471%	2.197%	2.023%	1.730%	—	—	1.930%	—
Variable rate (NT$)	37,861,563	42,228,264	32,204,864	25,043,559	16,978,872	6,634,827	160,951,949	—
Average interest rate(1)	2.512%	3.020%	3.274%	3.488%	3.618%	3.603%	2.974%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	1,000,000	15,555,556	10,333,333	—	12,000,000	—	38,888,889	(511,884)
Pay rate	2.040%	2.046%	2.484%	—	1.385%	—	1.958%	—

 (1)   The weighted average interest rate of the NT$-denominated loan.

 (2)   90 days Taipei Money Market Secondary middle rate settled quarterly (0.5% on December 31, 2009).

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

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2009:

(in thousands)

Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$342,000
Average contractual exchange rate	NT$32.25 per US$
Contracts to sell EUR/Buy NT$:
Aggregate contract amount	EUR177,000
Average contractual exchange rate	NT$47.52 per EUR$
Contracts to sell NT$/Buy JPY:
Aggregate contract amount	NT$3,439,837
Average contractual exchange rate	JPY2.83 per NT$
Contracts to sell US$/Buy JPY:
Aggregate contract amount	US$646,500
Average contractual exchange rate	JPY89.48 per US$
Contracts to sell US$/Buy CNY:
Aggregate contract amount	US$11,000
Average contractual exchange rate	CNY6.83 per US$
Contracts to sell CNY/Buy US$:
Aggregate contract amount	CNY150,200
Average contractual exchange rate	US$0.15 per CNY
Contracts to sell JPY/Buy US$:
Aggregate contract amount	JPY1,243,225
Average contractual exchange rate	US$0.01 per JPY
Fair value of all forward contracts(1)	NT$(555,037)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities.

Not applicable.

12.B. Warrants and Rights.

Not applicable

12.C. Other Securities.

Not applicable

12.D. American Depositary Shares.

Depositary Fees and Charges

Under the terms of the deposit agreement dated May 29, 2002 among Citibank, N.A., as depositary, holders and beneficial owners of ADSs and us, which was filed as an exhibit to our annual report on Form 20-F on June 30, 2003 and its amendment dated February 15, 2006, which was filed as an exhibit to our annual report on Form 20-F on June 29, 2007 (collectively, the “Deposit Agreement”) for our ADSs, an ADS holder may have to pay the following service fees to the depositary bank:

Service	Fees
(1) Issuance of ADSs	Up to US$5 per 100 ADSs (or fraction thereof) issued
(2) Cancellation of ADSs	Up to US$5 per 100 ADSs (or fraction thereof) surrendered
(3) Distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends (or other free distribution of stock)
No fee, so long as prohibited by the exchange upon which the ADSs are listed.  If the charging of such fee is not prohibited, the fees specified in (1) above shall be payable in respect of a distribution of ADSs pursuant to stock dividends (or other free distribution of stock) and the fees specified in (4) below shall be payable in respect of distributions of cash.

(4) Distribution of cash proceeds (i.e., upon sale of rights and other entitlements)	Up to US$2 per 100 ADSs (or fraction thereof) held
(5) Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to US$5 per 100 ADSs (or fraction thereof) issued

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
such registration fees as may from time to time be in effect for the registration of ADSs on the share register and applicable to transfers of ADSs to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing ADSs or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ADSs; and

•	the fees and expenses incurred by the depositary in connection with the delivery of ADSs.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (“DTC”), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Payment received by us

In 2009, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of proxy process expenses:	US$	94,566.8
Reimbursement of ADS holders identification expenses:	US$	28,457.7
Contributions towards our investor relations efforts (i.e., non-deal road shows/investor conferences and investor relationship agency fees):	US$	1,536,610.1
Total payment received by us:	US$	1,659,634.6

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2009.

We acquired M. Setek on September 1, 2009.  Our management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 M. Setek’s internal control over financial reporting associated with total assets of NT$42,528 million as of December 31, 2009 and total revenues of NT$2,143 million from the acquired date to December 31, 2009.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

AU Optronics Corp. acquired M. Setek during 2009, and management excluded from its assessment of the effectiveness of AU Optronics Corp.’s internal control over financial reporting as of December 31, 2009, M. Setek’s internal control over financial reporting associated with total assets of NT$42,528 million as of December 31, 2009, and total revenues of NT$2,143 million from the acquired date to December 31, 2009. Our audit of internal control over financial reporting of AU Optronics Corp. also excluded an evaluation of the internal control over financial reporting of M. Setek.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated April 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Hsinchu, Taiwan (Republic of China)
April 30, 2010

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2008 and 2009.

	Year ended December 31,
Services	2008	2009
	NT$	NT$
	(in thousands)
Audit Fees(1)	50,300	58,950
Tax Fees(2)	—	—
Other Fees (3)	—	7,800
Total	50,300	66,750

(1)
Audit Fees.  This category includes the audit of our financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.  This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-US jurisdictions, including statutory audits required by the Tax Bureau of the ROC, Customs Bureau of the ROC and Financial Supervisory Commission of the ROC.  This category also includes assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category consists of professional services for tax compliance.
(3)	Other Fees. This category consists of professional services for IFRS adoption.

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

The most relevant differences between our corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
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
NYSE Section 303A.05 requires listed companies to have a compensation committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and to provide for an annual evaluation of the committee’s performance.

We are not required by ROC regulations to have a compensation committee and we do not have a compensation committee.  However, the ROC Company Law requires that the measures by which director compensation are determined either be set forth in the company's articles of incorporation or be approved at a shareholders’ meeting.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the	We have an audit committee that substantially conforms with the requirements of Rule 10A-3

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
requirements of Rule 10A-3 under the Exchange Act.	under the Exchange Act.
NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members, all of whom must be independent under NYSE Section 303A.02 and be financially literate or must acquire such financial knowledge within a reasonable period.

Our audit committee is composed of our three independent directors, each of whom complies with the independence requirements of NYSE Section 303A.02 and each member of our Audit Committee meets all applicable financial literacy requirements.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A-3(b)(1) of the Exchange Act.
Our audit committee has a written charter that is substantially similar to the requirements of NYSE Section 303A.07(b).
NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee regular assessments on the company’s risk management processes and internal control system.
Our internal audit function complies with the requirements of NYSE Section 303A.07(c).
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
ROC law does not contain such a requirement. But our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior.  Although, we have not adopted a written

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices

code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar  functions, we believe that the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2009 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Balance Sheets of AU Optronics Corp. and subsidiaries as of December 31, 2008 and 2009.

(c)	Consolidated Statements of Operations of AU Optronics Corp. and subsidiaries for the years ended December 31, 2007, 2008 and 2009.

(d)	Consolidated Statements of Stockholders’ Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2007, 2008 and 2009.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2007, 2008 and 2009.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (English translation).

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

4.7
Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

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

4.9
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

4.11	Merger Agreement, dated April 7, 2006, between AU Optronics Corp. and Quanta Display Inc. (incorporated herein by reference to Item 1 of our Form 6-K as filed with the Commission on May 12, 2006).

4.12
Quanta Display Inc. 2002 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

4.13
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
Date: May 11, 2010

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

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Date: May 11, 2010

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

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Date: May 11, 2010

By:	/s/ ANDY YANG
	Name:	Andy Yang
	Title:	Chief Financial Officer

AU OPTRONICS CORP.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2007, 2008 and 2009

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the Republic of China.

As further described in note 2(zc) to the consolidated financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share-based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

The consolidated financial statements as of and for the year ended December 31, 2009, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(za) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 28 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
April 30, 2010

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2009
(Expressed in thousands of New Taiwan dollars and US dollars)

	2008	2009
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 3)	83,434,697	85,443,311	2,674,282
Notes receivable and accounts receivable, net (note 7)	22,225,324	57,025,944	1,784,850
Receivables from related parties, net (note 23)	1,673,753	5,319,556	166,496
Other current financial assets (note 7)	3,082,294	1,867,294	58,444
Inventories, net (notes 8 and 24)	23,610,687	39,229,916	1,227,853
Prepayments and other current assets (notes 9 and 25)	5,348,063	1,280,206	40,069
Equity investments held-for-sale (note 9)	-	707,175	22,134
Deferred tax assets (note 20)	5,380,440	5,199,265	162,731
Financial assets measured at fair value—current (note 6)	1,067,531	388,129	12,148
Available-for-sale financial assets—current (note 4)	470,301	-	-
Total current assets	146,293,090	196,460,796	6,149,007
Long-term investments:
Equity-method investments (note 10)	6,651,601	9,706,574	303,805
Available-for-sale financial assets—noncurrent (notes 4 and 24)	595,750	2,012,265	62,982
Hedging derivative financial assets—noncurrent (note 6)	5,398	3,829	120
Financial assets carried at cost (note 5)	583,197	484,009	15,149
Total long-term investments	7,835,946	12,206,677	382,056
Property, plant and equipment (notes 11, 23 and 24):
Land	6,273,615	7,780,680	243,527
Buildings	73,598,148	90,379,997	2,828,795
Machinery and equipment	513,629,547	621,880,340	19,464,173
Other equipment	25,143,816	29,729,246	930,493
	618,645,126	749,770,263	23,466,988
Less: accumulated depreciation	(301,831,632)	(395,405,471)	(12,375,758)
Construction in progress	12,312,856	9,773,502	305,900
Prepayments for purchases of land and equipment	60,221,909	26,611,776	832,919
Net property, plant and equipment	389,348,259	390,750,070	12,230,049
Intangible assets:
Goodwill (note 12)	11,280,595	11,464,947	358,840
Deferred pension cost (note 17)	9,509	-	-
Core technologies (note 12)	918,925	-	-
Technology-related fees (notes 12 and 25)	3,339,120	2,828,307	88,523
Total intangible assets	15,548,149	14,293,254	447,363
Other assets:
Idle assets, net (note 11)	2,612,320	1,797,158	56,249
Deferred charges	2,815,010	2,765,980	86,572
Deferred tax assets (note 20)	2,005,382	3,053,319	95,566
Others (notes 17 and 24)	477,482	1,285,504	40,235
Total other assets	7,910,194	8,901,961	278,622
Total Assets	566,935,638	622,612,758	19,487,097

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2008 and 2009
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2008	2009
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 13)	4,857,260	1,945,227	60,883
Notes payable and accounts payable	45,929,222	69,779,706	2,184,028
Payables to related parties (note 23)	12,249,003	22,750,778	712,074
Accrued expenses and other current liabilities (note 18)	24,471,869	36,528,777	1,143,311
Financial liabilities measured at fair value—current (note 6)	28,831	1,087,827	34,048
Equipment and construction in progress payable	21,363,213	23,788,714	744,561
Current installments of long-term borrowings (notes 16 and 24)	30,491,872	38,537,926	1,206,195
Current installments of bonds payable (notes 14, 15 and 24)	13,093,382	8,306,408	259,981
Total current liabilities	152,484,652	202,725,363	6,345,081
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent (note 6)	40,711	10,450	327
Bonds payable, excluding current installments (notes 14 and 24)	15,000,000	9,655,160	302,196
Convertible bonds payable, excluding current installments (note 15)	2,690,900	-	-
Long-term borrowings, excluding current installments (notes 16 and 24)	96,650,642	123,424,152	3,863,041
Hedging derivative financial liabilities—noncurrent (note 6)	788,678	505,372	15,818
Long-term payables and capital lease liabilities—excluding current installments (notes 18 and 23)	-	1,611,653	50,443
Unearned revenue (note 25)	-	9,622,370	301,170
Total long-term liabilities	115,170,931	144,829,157	4,532,995
Other liabilities (note 17)	21,319	139,246	4,358
Total liabilities	267,676,902	347,693,766	10,882,434
Stockholders’ equity (notes 4, 10 and 19):
Capital stock:
Common stock, NT$10 par value	85,057,196	88,270,455	2,762,768
Capital surplus	113,651,334	114,972,148	3,598,502
Retained earnings:
Legal reserve	13,079,368	15,206,106	475,934
Unappropriated retained earnings	76,912,630	40,863,051	1,278,969
	89,991,998	56,069,157	1,754,903
Others: Cumulative translation adjustments	2,330,858	1,685,733	52,762
Minimum pension liability	(40,252)	-	-
Unrealized gains (losses) on financial instruments	(932,163)	1,089,644	34,105
	1,358,443	2,775,377	86,867
	290,058,971	262,087,137	8,203,040
Minority interests	9,199,765	12,831,855	401,623
Total stockholders’ equity	299,258,736	274,918,992	8,604,663
Commitments and contingent liabilities (note 25)
Total Liabilities and Stockholders’ Equity	566,935,638	622,612,758	19,487,097

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2007	2008	2009
	NT$	NT$	NT$	US$

Net sales (note 23)	480,183,626	423,928,193	359,331,345	11,246,677
Cost of goods sold (note 23)	394,005,401	368,600,330	352,290,469	11,026,306
Gross profit	86,178,225	55,327,863	7,040,876	220,371
Operating expenses (note 23):
Selling	11,600,525	8,992,831	8,000,028	250,392
General and administrative	5,432,426	7,907,578	8,094,414	253,346
Research and development	5,870,518	5,335,196	6,185,485	193,599
	22,903,469	22,235,605	22,279,927	697,337
Operating income (loss)	63,274,756	33,092,258	(15,239,051)	(476,966)
Non-operating income and gains:
Interest income	1,693,005	1,845,712	265,975	8,325
Investment gains recognized by equity method, net	201,155	-	139,635	4,370
Foreign currency exchange gains, net	-	-	236,909	7,415
Gains on valuation of financial instruments (note 6)	1,396,372	3,902,317	813,152	25,451
Other income (note 23)	987,020	1,709,071	1,953,635	61,147
	4,277,552	7,457,100	3,409,306	106,708
Non-operating expenses and losses:
Interest expenses	6,150,817	4,203,946	3,446,588	107,874
Investment losses recognized by equity method, net	-	313,621	-	-
Foreign currency exchange losses, net	1,271,735	4,994,189	-	-
Depreciation of idle assets	811,355	654,639	1,102,132	34,496
Asset impairment losses (notes 4, 5, 9 and 11)	547,240	1,394,297	1,192,807	37,334
Provisions for potential litigation losses and others (notes 23 and 25)	207,317	2,717,755	9,696,129	303,478
	8,988,464	14,278,447	15,437,656	483,182
Earnings (loss) before income taxes	58,563,844	26,270,911	(27,267,401)	(853,440)
Income tax (expense) benefit (note 20)	(2,087,910)	(4,629,066)	22,587	707
Net income (loss)	56,475,934	21,641,845	(27,244,814)	(852,733)
Attributable to:
Equity holders of the parent company	56,417,766	21,267,386	(26,769,335)	(837,851)
Minority interest	58,168	374,459	(475,479)	(14,882)
Net income (loss)	56,475,934	21,641,845	(27,244,814)	(852,733)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations (continued)

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2007	2008	2009
	NT$	NT$	NT$	US$

Earnings (loss) per share—Basic (note 21):
Basic (L)EPS—net income (loss)	7.22	2.50	(3.04)	(0.10)
Basic EPS—retroactively adjusted	6.49	2.43

Earnings (loss) per share—Diluted (note 21):
Diluted (L)EPS—net income (loss)	6.86	2.41	(3.04)	(0.10)
Diluted EPS—retroactively adjusted	6.16	2.34

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings			Others
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2007	7,573,403	75,734,028	-	110,675,618	6,527,244	201,809	37,262,566	305,857	27,182	342,014	231,076,318
Appropriation for legal reserve	-	-	-	-	910,347	-	(910,347)	-	-	-	-
Capitalization of employee stock bonus	57,352	573,519	-	-	-	-	(573,519)	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	-	(245,793)	-	-	-	(245,793)
Remuneration to directors and supervisors	-	-	-	-	-	-	(30,500)	-	-	-	(30,500)
Cash dividends	-	-	-	-	-	-	(1,514,793)	-	-	-	(1,514,793)
Stock dividends to shareholders	151,479	1,514,793	-	-	-	-	(1,514,793)	-	-	-	-
Reversal of special reserve	-	-	-	-	-	(201,809)	201,809	-	-	-	-
Issuance of stock for conversion of bonds	34,104	341,037	460,668	2,901,626	-	-	-	-	-	-	3,703,331
Deferred compensation cost for employee stock options	-	-	-	3,890	-	-	-	-	-	-	3,890
Issuance of stock for employee stock option exercised	1,368	13,678	14,283	98,530	-	-	-	-	-	-	126,491
Adjustments to capital surplus and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	-	128,503	-	-	-	-	(11,291)	-	117,212
Net income	-	-	-	-	-	-	56,417,766	-	-	-	56,417,766
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	58,168	58,168
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	-	-	1,326,391	-	1,326,391
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	-	-	396,472	-	396,472
Foreign currency translation adjustments	-	-	-	-	-	-	-	744,194	-	-	744,194
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	8,640,718	8,640,718
Balance at December 31, 2007	7,817,706	78,177,055	474,951	113,808,167	7,437,591	-	89,092,396	1,050,051	1,738,754	9,040,900	300,819,865

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings		Others
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2008	7,817,706	78,177,055	474,951	113,808,167	7,437,591	89,092,396	1,050,051	-	1,738,754	9,040,900	300,819,865
Appropriation for legal reserve	-	-	-	-	5,641,777	(5,641,777)	-	-	-	-	-
Capitalization of employee stock bonus	243,725	2,437,247	-	-	-	(2,437,247)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	(1,624,832)	-	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	-	(138,604)	-	-	-	-	(138,604)
Cash dividends	-	-	-	-	-	(19,670,577)	-	-	-	-	(19,670,577)
Stock dividends to shareholders	393,411	3,934,115	-	-	-	(3,934,115)	-	-	-	-	-
Issuance of stock for conversion of bonds	48,829	488,289	(460,668)	100,418	-	-	-	-	-	-	128,039
Issuance of stock for employee stock option exercised	2,049	20,490	(14,283)	20,402	-	-	-	-	-	-	26,609
Adjustments to capital surplus and unrealized losses on financial instruments for changes in investees’ equity	-	-	-	(277,653)	-	-	-	-	(202,187)	-	(479,840)
Net income	-	-	-	-	-	21,267,386	-	-	-	-	21,267,386
Minority interests in net income of subsidiaries	-	-	-	-	-	-	-	-	-	374,459	374,459
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	-	(1,763,605)	-	(1,763,605)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	-	(705,125)	-	(705,125)
Foreign currency translation adjustments	-	-	-	-	-	-	1,280,807	-	-	-	1,280,807
Minimum pension liability	-	-	-	-	-	-	-	(40,252)	-	-	(40,252)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	(215,594)	(215,594)
Balance at December 31, 2008	8,505,720	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock			Retained earnings		Others
	Number of shares	Amount	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2009	8,505,720	85,057,196	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Appropriation for legal reserve	-	-	-	2,126,738	(2,126,738)	-	-	-	-	-
Cash dividends	-	-	-	-	(2,551,716)	-	-	-	-	(2,551,716)
Stock dividends to shareholders	255,172	2,551,716		-	(2,551,716)	-	-	-	-	-
Capitalization of employee stock bonus	66,154	661,543	1,348,225	-	-	-	-	-	-	2,009,768
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(27,411)	-	(2,050,074)	-	-	190,312	-	(1,887,173)
Net loss	-	-	-	-	(26,769,335)	-	-	-	-	(26,769,335)
Minority interests in net loss of subsidiaries	-	-	-	-	-	-	-	-	(475,479)	(475,479)
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	-	1,637,350	-	1,637,350
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	194,145	-	194,145
Foreign currency translation adjustments	-	-	-	-	-	(645,125)	-	-	-	(645,125)
Reversal of minimum pension liability	-	-	-	-	-	-	40,252	-	-	40,252
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	4,107,569	4,107,569
Balance at December 31, 2009	8,827,046	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	12,831,855	274,918,992
Balance at December 31, 2009 (in US$)		2,762,768	3,598,502	475,934	1,278,969	52,762	-	34,105	401,623	8,604,663

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars and US dollars)

	2007	2008	2009
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	56,475,934	21,641,845	(27,244,814)	(852,733)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	77,546,880	78,411,867	87,512,945	2,739,059
Amortization of intangible assets and deferred charges	4,158,688	2,776,565	2,594,666	81,210
Unrealized foreign currency exchange losses (gains), net	880,974	2,298,557	(2,192,835)	(68,633)
Asset impairment losses	547,240	1,394,297	1,192,807	37,334
Losses (gains) on valuation of financial instruments	(381,052)	(1,075,326)	1,336,469	41,830
Investment losses (gains) recognized by equity method, net	(201,155)	313,621	(139,635)	(4,370)
Proceeds from cash dividends	84,342	142,368	142,096	4,447
Losses (gains) on disposal of investment securities	(25,014)	142,267	(384,186)	(12,025)
Amortization of premium for convertible bonds and commercial paper	(375,095)	(3,732)	30,588	957
Losses (gains) from disposal and write-off of property, plant and equipment, and others	52,687	33,631	(7,340)	(230)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable (including related parties)	(14,211,494)	51,485,303	(39,564,516)	(1,238,326)
Decrease (increase) in inventories, net	7,404,509	11,831,747	(12,708,862)	(397,773)
Decrease (increase) in deferred tax assets, net	(2,435,780)	2,411,066	(716,548)	(22,427)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(1,854,495)	1,625,308	4,535,738	141,964
Increase (decrease) in accounts payable (including related parties)	17,881,742	(39,799,729)	32,455,076	1,015,808
Increase (decrease) in accrued expenses and other current liabilities	11,474,524	(1,453,395)	10,297,563	322,302
Increase in prepaid pension assets	(96,521)	(118,750)	(98,193)	(3,073)
Net cash provided by operating activities	156,926,914	132,057,510	57,041,019	1,785,321
Cash flows from investing activities:
Acquisition of property, plant and equipment	(65,136,668)	(98,355,181)	(61,046,891)	(1,910,701)
Proceeds from disposals of property, plant and equipment, noncurrent assets held-for-sale, and idle assets	138,003	1,344,356	235,562	7,373
Purchase of convertible bonds	-	-	(500,002)	(15,650)
Proceeds from disposal of available-for-sale financial assets-current	205,564	270,250	854,849	26,756
Purchase of long-term investments	(1,209,033)	(2,889,016)	(5,804,295)	(181,668)
Proceeds from disposal of long-term investments	76,166	378	299,203	9,365
Decrease (increase) in restricted cash in bank	9,700	7,999	(425,799)	(13,327)
Increase in intangible assets and deferred charges	(2,029,574)	(1,502,092)	(1,121,028)	(35,087)
Decrease (increase) in refundable deposits	219,069	(134,105)	52,404	1,640
Cash increase resulting from change in consolidated entity	1,603,665	-	839,336	26,270
Net cash used in investing activities	(66,123,108)	(101,257,411)	(66,616,661)	(2,085,029)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of New Taiwan dollars and US dollars)

	2007	2008	2009
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(3,592,871)	4,720,666	(4,901,690)	(153,418)
Increase (decrease) in guarantee deposits	3,054	2,912	(5,758)	(180)
Repayment of long-term borrowings and bonds payable	(76,843,555)	(57,993,509)	(49,291,812)	(1,542,780)
Proceeds from long-term borrowings and bonds payable	36,845,178	37,299,393	66,844,430	2,092,158
Proceeds from issuance of stock for employee stock options exercised	126,491	26,609	-	-
Cash dividends	(1,514,793)	(19,670,577)	(2,551,716)	(79,866)
Remuneration to directors and supervisors, and employees’ profit sharing	(276,293)	(1,763,436)	-	-
Proceeds from issuance of subsidiary shares to minority interests	396,228	40,000	2,445,262	76,534
Cash dividends to minority interests and others	39,994	(97,667)	(613,376)	(19,198)
Net cash provided by (used in) financing activities	(44,816,567)	(37,435,609)	11,925,340	373,250
Effect of exchange rate change on cash	(23,172)	180,600	(341,084)	(10,675)
Net increase (decrease) in cash and cash equivalents	45,964,067	(6,454,910)	2,008,614	62,867
Cash and cash equivalents at beginning of year	43,925,540	89,889,607	83,434,697	2,611,415
Cash and cash equivalents at end of year	89,889,607	83,434,697	85,443,311	2,674,282
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	6,263,952	4,112,907	3,459,032	108,264
Cash paid for income taxes	930,586	5,179,223	2,127,321	66,583
Additions to property, plant and equipment:
Increase in property, plant and equipment	49,903,453	103,289,880	62,430,334	1,954,001
Decrease (increase) in equipment and construction-in-progress payables	15,233,215	(4,934,699)	(1,383,443)	(43,300)
	65,136,668	98,355,181	61,046,891	1,910,701
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	35,585,178	43,585,254	46,844,334	1,466,176
Issuance of common stock for bond conversion rights exercised	3,703,331	128,039	-	-
Conversion of convertible bonds into equity method investments	-	-	618,065	19,345
Impact of change in consolidated entities:
Cash	1,603,665	-	839,336	26,270
Non-cash assets	15,562,075	-	34,416,206	1,077,190
Liabilities	(1,584,927)	-	(30,541,846)	(955,926)
Minority interests	(8,204,496)	-	(482,658)	(15,107)
	7,376,317	-	4,231,038	132,427

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2007, 2008 and 2009

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

On September 1, 2001, Unipac Optoelectronics Corp. (“Unipac”) was merged with and into AUO in a transaction accounted for in accordance with the pooling-of-interests method of accounting. Unipac was principally engaged in the research, development, manufacture and sale of TFT-LCD and LCD modules.

On October 1, 2006, Quanta Display Inc. (“QDI”) was merged with and into AUO in a transaction accounted for in accordance with the purchase method of accounting. QDI was principally engaged in the research, development, manufacture and sale of TFT-LCD and LCD modules.

The consolidated entities were as follows:

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2008	December 31, 2009
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment	100.00	100.00
AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters	49.00	49.00
AUO, Konly and Ronly	Lextar Electronics Corp. (Lextar)	Manufacturing and sale of LED products.	100.00	68.43
AUO, Konly and Ronly	Darwin Precisions Corp. (DPTW)	Manufacturing and sale of backlight modules.	100.00	62.08
AUO	BriView Technology Corp. (BVTW)	Manufacturing and sale of liquid crystal products and related parts	60.00	60.00
AUO	AUO Energy Taiwan Corp. (AETW)	Technical services	-	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2008	December 31, 2009
Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales support	-	66.67
AULB	AU Optronics Corporation America (AUUS)	Sales support in the United States	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support in Japan	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support in Europe	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support in South Korea	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Sales support in South Asia	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Manufacturing and repair center in Czech Republic and assembly of TFT-LCD modules and TV set	100.00	100.00
AULB	AU Optronics (Shanghai) Corp. (AUSH)	Sales support in the PRC	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics (Suzhou) Corp. (AUSZ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Oprtonics (Slovakia) s.r.o. (AUSK)	Assembly of Optoelectronics LCD products in Slovakia and manufacturing and sale of related parts	-	100.00
AULB	BriView Electronics Corp. (BVXM)	Manufacturing and sale of liquid crystal products and related parts	-	100.00
AULB and DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company	73.53	100.00
AULB	BriView (L) Corp. (BVLB)	Holding and trading company	-	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2008	December 31, 2009
AULB	M. Setek Co., Ltd. (M. Setek)	Manufactures of single crystal silicon wafers and ingots and sales of solar modules	-	58.10
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and assembly of backlight modules and related components in PRC	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and assembly of backlight modules and related components in PRC	100.00	100.00
BVLB	BVCH Optronics (Sichuan) Corp. (BVCH)	Assembly of TFT-LCD modules in the PRC	-	51.00
M. Setek	Ichijo Seisakusyo Co., Ltd. (Ichijo)	Manufacturing semiconductor products.	-	38.46

AULB was incorporated in September 2000.  AULB is a holding company investing in foreign subsidiaries, AUUS, AUSZ, AUNL, AUKR, AUJP, AUSH, AUXM, AUSG, AUCZ, AUSK, AUSJ, BVLB, BVXM, DPLB, and M. Setek.  AUSZ, AUXM and AUSJ are engaged in the assembly of TFT-LCD module products in Mainland China.  AUUS, AUJP, AUNL, AUKR and AUSG are mainly engaged in the after-sale service of TFT-LCDs.  AUSH is engaged in the sale of TFT-LCD module products in Mainland China.  AUCZ is engaged in the repair of TFT-LCD related products and the assembly of TFT-LCD module products in Czech Republic.  AUSK is mainly engaged in the manufacture and assembly of Optoelectronics LCD products and related parts manufacture and sale in Slovak Republic.  DPLB is a holding company investing in the wholly owned foreign subsidiaries, DPHK, DPSZ and DPXM.  DPSZ and DPXM are wholly owned subsidiaries of DPHK.  DPSZ and DPXM are engaged in the manufacture and assembly of backlight modules in Mainland China.  BVTW, BVLB, BVXM and BVCH are mainly engaged in the manufacture and sale of Optoelectronics LCD products and related parts in the Republic of China and Mainland China.

Konly was incorporated in August 2002 and is an investment holding company for investments in other domestic technology companies.

Ronly is a wholly owned subsidiary which AUO assumed from business combination with QDI and is an investment holding company in domestic marketable securities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In August 2006, AUO acquired a 39.7% ownership interest in Toppan CFI, which is mainly engaged in the manufacture and sale of color filters.  In October 2006, AUO made additional investment and increased its ownership interest to 49%, and entered into a shareholders agreement with Toppan Printing Co., Ltd. (“Toppan Printing”).  On March 15, 2007, AUO and Toppan Printing amended the shareholders agreement.  Pursuant to the amended shareholders agreement, AUO was able to exercise control over the operating, financial and personnel policies of Toppan CFI.  As a result, effective from the date of amendment to the shareholders agreement, Toppan CFI is included in the Company’s consolidated financial statements.

In April and August 2008, AUO established wholly owned subsidiaries, Lextar and DPTW, respectively.  Lextar is mainly engaged in the manufacture and sale of Light Emitting Diode (“LED”) products.  DPTW is mainly engaged in the manufacture and sale of backlight modules.

In October 2008, AUO established a 60%-owned subsidiary, BVTW.  BVTW is mainly engaged in the manufacture and sale of liquid crystal products and related parts.

In May 2009, AUO established a wholly owned subsidiary, AETW.  AETW is mainly engaged in providing extensive value-added services in clean energy business, including installation of energy system fueled by solar or other renewable energies for power plants, industrial facilities, commercial buildings and households.

In June 2009, AUO made an initial equity investment totaling US$16,000 thousand for common stock of M. Setek and US$33,000 thousand for M. Setek convertible preferred stock series B through AULB.  M. Setek is mainly engaged in the production of polysilicon, manufactures of single crystal silicon wafers and ingots and sales of solar modules.  From July to September 2009, AULB additionally subscribed to and purchased newly issued shares, including common shares and convertible preferred shares, from M. Setek totaling US$141,000 thousand. By taking into consideration the amount of common shares that the preferred shares could be converted into along with the common shares held by AULB, management concluded that it had a controlling interest in M. Setek as of August 31, 2009, and therefore began to include M. Setek in AUO’s consolidated financial statements as of that time.  As of December 31, 2009, M. Setek is a 58.10%-owned subsidiary of AUO.

Ichijo is engaged in the assembly of semiconductor manufacturing equipment, which is a 38.46%-owned subsidiary of M. Setek.  Ichijo was included into consolidated financial statements of AUO because M. Setek has the unilateral power to control Ichijo’s financial, operating and personnel policies.

In August 2009, AULB established a wholly owned subsidiary, BVLB, and joined venture with Changhong Electrics (Sichuan) Co., Ltd. to establish BVCH.  BVCH is a 51%-owned subsidiary of AULB.

In November 2009, AUO established a 66.67%-owned subsidiary, DSTW, through Konly.  DSTW is mainly engaged in the manufacture and sale of Driver IC.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As a result of disproportionate participation in Lextar’s capital increase in 2009, the Company’s ownership interest in Lextar decreased to 68.43% at the end of 2009.

As a result of disproportionate participation in DPTW’s capital increase and partial disposal of its investment in November 2009, the Company’s ownership interest in DPTW decreased to 62.08% at the end of 2009.

In December 2008, AULB made additional investment and increased its ownership interest in DPLB from 50% to 73.53%.  In October 2009, due to the organizational restructuring, DPTW acquired 49.41% voting shares of DPLB from AULB.  Together with additional shares purchased, DPTW’s ownership interest in DPLB increased to 75.88% at the end of 2009.  Together with the shareholdings of AULB and DPTW, the Company held 100% ownership interest in DPLB as of December 31, 2009.

As of December 31, 2008 and 2009, AUO and its consolidated subsidiaries had 43,267 and 51,378 employees, respectively.

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

Revenue is recognized when title to the products, and the risks and rewards of ownership are transferred to customers which occurs principally at the time of shipment.  Allowance and related provisions for sales returns and discounts are estimated based on historical experience.  Such provisions are deducted from sales in the year the products are sold.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(d)	Foreign currency transactions and translation

The Company’s reporting currency is New Taiwan dollar.  AUO and its subsidiaries record transactions in their respective functional currency, which generally is the local currency of the primary economic environment in which these entities operate.  The translation from the applicable foreign currency assets and liabilities to New Taiwan dollars is performed using exchange rates in effect at the balance sheet date.  Revenue and expense accounts are translated using average exchange rates during the year.  Gains and losses resulting from such translations are recorded as a cumulative translation adjustment, a separate component of stockholders’ equity.  Foreign currency transactions are recorded at the exchange rates prevailing at the transaction dates.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency using the exchange rates prevailing on that date.  The resulting translation gains or losses are recorded in the consolidated statements of operations.

(e)	Classification of current and noncurrent assets and liabilities

Cash or cash equivalents, trading securities, and assets that are expected to be realized into cash within twelve months are classified as current assets; assets that are not current are classified as non-current assets.  For liabilities arising from trading or being expected to be liquidated within twelve months are classified as current liabilities; liabilities that are not current are classified as non-current liabilities.

(f)	Asset impairment

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The CGU to which goodwill is allocated for purposes of impairment testing is reviewed for impairment annually.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized.

(g)	Cash equivalents and restricted cash in bank

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

(h)	Financial instruments

The Company uses transaction-date accounting for financial instrument transactions.  At initial recognition, financial instruments are evaluated at fair value.  Except for financial assets and liabilities measured at fair value through profit or loss, acquisition cost or issuance cost is added to the originally recognized amount.

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

(3)
Financial assets carried at cost:  Financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost.  If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  A subsequent reversal of such impairment loss is prohibited.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)
Investments in debt security with no active market: Debt investments are measured at amortized cost using the effective interest method.  If there is objective evidence which indicates the financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount of the financial asset that exceeds the amortized cost that would have been determined if no impairment loss had been recognized.

(5)	Financial liabilities measured at amortized cost: Financial liabilities not measured at fair value through profit or loss and not designated as hedges are reported at amortized cost.

(6)	Hedging-purpose derivative financial instruments: These are derivative instruments entered into to hedge exposure to interest rate risks and effective as hedges.

(i)	Derivative financial instruments and hedging activities

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

(j)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on the age, credit quality, and results of management’s evaluation of collectability of the outstanding balance of accounts receivable.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Inventories

Inventories are recorded at cost, and cost is determined using the weighted-average method.  The allocation of fixed production overheads is based on the capacity of the production facilities.  If the actual level of production is different from the capacity of production facilities, the difference, if any, is adjusted proportionately to inventories and cost of sales.  At each period-end, inventories are measured at the lower of cost or fair value.  The fair value of raw materials is determined on the basis of replacement cost.  The fair value of finished goods and work-in-progress is determined on the basis of net realizable value.

Effective January 1, 2008, unallocated fixed production overheads as a consequence of abnormally low production are charged to the cost of sales in the period in which they are incurred; at each year-end, inventories are measured at the lower of cost or net realizable value; see note 2(zc) for a discussion of the impact of adoption of the amended ROC SFAS No. 10, “Inventories.”

(l)	Equity-method investments

When the Company is able to exercise significant influence over the operating and financial policies of the investee (generally those in which the Company owns between 20% and 50% of the investee’s voting shares), the Company’s equity investment thereon is accounted for using the equity method.

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

Upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss.  In proportion to the percentage disposed of, capital surplus and other equity adjustment items from the long-term investment resulting from the Company’s proportionate share in the net equity of the investee are recognized in profit or loss.

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

(m)	Property, plant and equipment

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

Property, plant and equipment not in use are classified as idle assets and are stated at the lower of carrying amount or net realizable value.

(n)	Leased Assets

Leased assets are recorded at the lower of fair value of the asset at the reception of the lease, or present value of all required payment (excluding executive costs paid by the lesser) and bargain purchase option or guaranteed residual value.  Leased assets are depreciated over estimated useful life by using straight-line method.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(p)	Goodwill and other intangible assets

Effective January 1, 2007, the Company adopted ROC SFAS No. 37, “Intangible Assets.”  In accordance with ROC SFAS No. 37, other than intangible assets acquired by way of government grant, which are measured at the fair value, intangible assets are initially measured at cost.  Subsequent to initial recognition, intangible assets are measured at cost plus a revaluation increment (in accordance with ROC laws and regulations), less any subsequent accumulated amortization and accumulated impairment losses.  The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over the estimated useful life using the straight-line method from the date that the asset is made available for use.  The residual value, the amortization period, and the amortization method are reviewed at least annually at each fiscal year-end, and any changes thereof are accounted for as changes in accounting estimates.  An intangible asset with an indefinite useful life is not amortized, but its useful life is reviewed annually at each fiscal year-end to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset.  The change from an indefinite useful life to a finite useful life is accounted for as a change in accounting estimate.  The adoption of ROC SFAS No. 37 had no impact on the Company’s consolidated financial statements.

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

Technology-related fees, including purchased patents and licenses pursuant to patent licensing agreements, are amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from three to fifteen years.

(q)	Noncurrent assets held-for-sale

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

(r)	Convertible bonds assumed in a business combination

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
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Retirement plans

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

M. Setek established its retirement plans covering all full-time employees in 2005.  In accordance with the plans, the pension benefits paid out to the employees are based on years of service, the current rate of pay and compensation.  The relative rate of pay has been regulated in the retirement plans.  For these defined benefit plans, M. Setek performs actuarial calculation on its accumulated benefit obligation at each balance sheet date.  The excess of accumulated benefit obligation over the fair value of the plan assets is recognized as minimum pension liability on the balance sheet.  A net pension cost comprising service cost, transition assets, and amortization of prior service cost is also recognized.  The pension fund is maintained with Asahi Mutual Life Insurance.

The Company’s subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Employee bonuses and remuneration to directors

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

(u)	Share-based payment transactions

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

(v)	Employee stock options assumed in a business combination

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

(w)	Government grants

Income from government grants for research and development is recognized as non-operating income when qualifying expenditures are made and income is realizable.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(x)	Income taxes

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

When a change in the tax laws is enacted, the deferred tax assets or liability (including items that are directly debited or credited to stockholders’ equity) should be recalculated accordingly in the period of change. The effect of changes in the deferred tax assets or liability is reported as an adjustment to current income tax benefit or expense.

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

(y)	Investment tax credits

Investment tax credits arising from the purchase of equipment and machinery, research and development expenditures, and employee training expenditures are recognized using the flow-through method.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(z)	Earnings (losses) per common share (“(L)EPS”)

Basic (L)EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company’s convertible bonds, employee stock options, and employee stock bonuses to be issued after January 1, 2009 are potential common stocks. In computing diluted EPS, net income and the weighted-average number of common shares outstanding during the year are adjusted for the effects of dilutive potential common stock, assuming dilutive shares equivalents had been issued. The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock, and employee stock bonuses issued prior to January 1, 2009. Effective January 1, 2009, EPS are not retroactively adjusted for employee stock bonuses.

(za)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2009 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the reader using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2009, of NT$31.95 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(zb)	Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

(zc)	Accounting changes

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
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2008, the Company adopted ROC SFAS No. 39 and ARDF Interpretation No. 2007-052 to classify, measure, recognize, and disclose the Company’s share-based payment transactions, employee bonuses and remuneration to directors. The adoption of ROC SFAS No. 39 decreased the Company’s net income and retroactively adjusted basic EPS for the year ended December 31, 2008, by NT$2,838,788 thousand and NT$0.33, respectively. In addition, pursuant to ARDF Interpretation No. 2008-169, the computation of basic and diluted EPS is no longer required to retroactively adjust for the effects of employee stock bonuses approved at the stockholders’ meeting held in and after year 2009.

Effective January 1, 2008, the Company adopted the amended ROC SFAS No. 10. The adoption of ROC SFAS No. 10, as amended, decreased the Company’s net income and retroactively adjusted basic EPS by NT$2,433,241 thousand and NT$0.28, respectively, for the year ended December 31, 2008.

3.	Cash and Cash Equivalents

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Cash and bank deposits	63,880,848	73,560,405	2,302,360
Government bonds	19,553,849	11,882,906	371,922
	83,434,697	85,443,311	2,674,282

The Company purchases ROC government bonds under agreements to sell substantially the same securities within 30 days of the repurchase agreements. These bonds bear interest rates ranging from 0.3% to 1.2% and 0.11% to 1.88% in 2008 and 2009, respectively.

4.	Available-for-sale Financial Assets

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Current:
Publicly listed stocks	470,301	-	-
Noncurrent:
Publicly listed stocks	595,750	2,012,265	62,982

Gains (losses) on valuation of available-for-sale financial assets resulting from the change in fair value, based on publicly quoted market prices, were NT$1,326,391 thousand, NT$(1,763,605) thousand and NT$1,637,350 (US$51,247) thousand for the years ended December 31, 2007, 2008 and 2009, respectively, as a separate component of stockholders’ equity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company determined its investment in certain publicly listed stocks was impaired due to a significant and other-than-temporary decline in fair value. As a result, the Company recognized impairment losses of NT$386,810 thousand for the year ended December 31, 2008.

Certain available-for-sale financial assets were pledged as collateral; see note 24.

5.	Financial Assets Carried at Cost—noncurrent

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Non-publicly listed stocks	583,197	484,009	15,149

The Company determined its investment in certain non-publicly listed stocks was impaired due to a significant and other-than-temporary decline in value. As a result, the Company recognized impairment loss of NT$397,364 thousand and NT$135,595 (US$4,244) thousand for the years ended December 31, 2008 and 2009, respectively.

6.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Derivative financial assets:
Foreign currency forward contracts	1,067,531	378,252	11,839
Interest rate swap contracts	5,398	3,963	124
Options contracts	-	9,743	305
Derivative financial liabilities:
Foreign currency forward contracts	28,831	933,289	29,211
Interest rate swap contracts	829,389	515,847	16,145
Options contracts	-	154,513	4,837

The aforementioned derivative financial instruments were classified in the consolidated balance sheets under the current and noncurrent portion of financial assets and liabilities measured at fair value, except for derivative financial instruments designated as hedges, which were classified under hedging derivative financial assets and liabilities—noncurrent.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2009, outstanding options contracts were as follows:

December 31, 2009
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)

Interest rate options	YEN1,800,000	1.00%	Mar. 2010 – Sep. 2011
Foreign currency call options	USD12,050	YEN95.53 – 109.75	Jan. 2010 – Nov. 2013
Foreign currency put options	USD24,100	YEN95.53 – 109.75	Jan. 2010 – Nov. 2013

As of December 31, 2008 and 2009, outstanding foreign currency forward contracts were as follows:

December 31, 2008
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy YEN	Jan. 2009 – Feb. 2009	USD33,500 / YEN3,252,780
Sell NTD / Buy YEN	Jan. 2009 – Mar. 2009	NTD14,983,792 / YEN43,739,100
Sell NTD / Buy USD	Jan. 2009	NTD1,001,650 / USD30,000
Sell USD / Buy EUR	Jan. 2009	USD21,033 / EUR15,000
Sell USD / Buy CNY	Jan. 2009 – May 2009	USD15,000 / CNY102,847
Sell CNY / Buy USD	Jan. 2009	CNY48,272 / USD7,000

December 31, 2009
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy YEN	Jan. 2010 – Mar. 2010	USD646,500 / YEN57,850,177
Sell NTD / Buy YEN	Jan. 2010 – May 2010	NTD3,439,837 / YEN9,741,408
Sell USD / Buy NTD	Jan. 2010 – Feb. 2010	USD342,000 / NTD11,030,347
Sell USD / Buy CNY	Jan. 2010	USD11,000 / CNY75,082
Sell EUR / Buy NTD	Jan. 2010 – Apr. 2010	EUR177,000 / NTD8,411,451
Sell CNY / Buy USD	Jan. 2010 – Feb. 2010	CNY150,200 / USD22,000
Sell YEN / Buy USD	Jan. 2010 – Dec. 2013	YEN1,243,225 / USD11,500

The Company entered into foreign exchange forward contracts and options contracts with several banks to manage foreign currency exchange risk resulting from business operations and investment activities. Net gain arising from foreign exchange forward contract for the years ended December 31, 2007, 2008 and 2009 were NT$1,371,945 thousand (including valuation gain of NT$356,625 thousand and realized settlement gain of NT$1,015,320 thousand), NT$ 4,015,043 thousand (including valuation gain of NT$1,188,052 thousand and realized settlement gain of NT$2,826,991 thousand) and NT$640,250 (US$20,039) thousand (including valuation loss of NT$(1,395,121) (US$(43,666)) thousand and realized settlement gain of NT$2,035,371 (US$63,705) thousand, respectively.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into interest rate swap contracts with several banks to manage interest risk exposure arising from the Company’s financing activities. As of December 31, 2008 and 2009, AUO’s total notional amount of outstanding interest rate swap contracts amounted to NT$45,111,111 thousand and NT$38,888,889 (US$1,217,180) thousand, respectively. Of the total notional amounts as of December 31, 2008 and 2009, NT$39,611,111 thousand and NT$37,888,889 (US$1,185,881) thousand, respectively, were related to effective hedges. Additionally, as of December 31, 2009, AUSJ’s total notional amount of outstanding interest rate swap contracts amounted to USD$42,000 thousand, and all of which were related to effective hedges. As of December 31, 2009, M. Setek’s total notional amount of outstanding interest rate swap contracts amounted to YEN960,000 (US$10,360) thousand. Of the total notional amounts as of December 31, 2009, YEN225,000 (US$2,428) thousand was related to effective hedges.

For the years ended December 31, 2007, 2008 and 2009, the Company’s unrealized gains (losses) resulting from change in fair value of derivative contracts recognized in earnings amounted to NT$24,427 thousand, NT$(112,726) thousand and NT$58,652 (US$1,836) thousand, respectively.

DPTW held convertible bond which was a hybrid instrument consisting of a host contract and an embedded derivative instrument, as a result, DPTW recognized financial assets measured at fair value – conversion feature for the embedded derivative instrument. For the year ended December 31, 2009, the unrealized gains resulting from changes in fair value of conversion feature of convertible bond amounted to NT$114,250 (US$3,576) thousand.

(b)	Hedge accounting

The Company entered into plain vanilla type interest rate swap contracts as the primary hedging instrument. The Company paid interest based on fixed rate and receives market floating-rate from the counterparty. The aforementioned hedging contracts are intended to protect the Company from the risk of future cash flow fluctuation of floating interest rate debt. These contracts are designated as cash flow hedge and met the criteria for hedge accounting.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2008 and 2009, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2008
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Bonds payable with variable interest rate	Interest rate swap contracts	5,398	Jan. 2009–Apr. 2009	Jan. 2009–Apr. 2009
Long-term borrowings with variable interest rate	Interest rate swap contracts	(788,678)	Jan. 2009–Dec. 2012	Jan. 2009–Dec. 2012

December 31, 2009
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Long-term borrowings with variable interest rate	Interest rate swap contracts	(501,543)	Jan. 2010–Sep. 2014	Jan. 2010–Sep. 2014

Unrealized gains (losses) on derivative financial instruments effective as cash flow hedges were NT$396,472 thousand, NT$(705,125) thousand and NT$194,145 (US$6,077) thousand as of December 31, 2007, 2008 and 2009, respectively, which were recognized as a separate component of stockholders’ equity.

7.	Notes receivable and accounts receivable, net

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Notes receivable	-	3,512	110
Accounts receivable	23,359,219	57,220,600	1,790,942
Less: allowance for doubtful accounts	(97,608)	(91,294)	(2,857)
allowance for sales returns and discounts	(1,036,287)	(106,874)	(3,345)
	22,225,324	57,025,944	1,784,850

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During 2008 and 2009, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

For the year ended December 31, 2008
Underwriting bank	Factoring limit	Amount advanced	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)
Mizuho Corporate Bank	USD95,000	-	USD123,831	USD123,831	See below	None
Standard Chartered Bank	USD36,000	USD12,000	USD330,795	USD330,795	See below	None
Bank of China	USD40,000	USD25,948	USD 63,517	USD 63,517	See below	None

For the year ended December 31, 2009
Underwriting bank	Factoring limit	Amount advanced	Amount sold	Amount excluded	Principle terms	Promissory note as collateral
(in thousands)
Taipei Fubon Bank	USD15,000	-	USD21,583	USD21,583	See below	None
China trust Commercial Bank	USD30,000	-	USD93,733	USD93,733	See below	None
Standard Chartered Bank	USD36,000	-	USD55,425	USD55,425	See below	None
Bank of China	-	-	USD74,540	USD74,540	See below	None
Standard Chartered Bank	USD165,000	USD154,606	USD266,883	USD266,883	See below	None

Note (a):	Under these facilities, the Company, irrevocably and without recourse, transferred accounts receivable to the respective underwriting banks.

Note (b):
To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of financial difficulties are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in recovering these receivables.

Note (c):	The Company had informed its customers subject to the facilities to make payment directly to the respective underwriting banks.

Note (d):
As of December 31, 2008 and 2009, total outstanding receivables resulting from the above transactions, net of fees charged by underwriting banks, of NT$2,493,779 thousand and NT$1,436,061 (US$44,947) thousand, respectively, were classified under other current financial assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8.	Inventories, net

	December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)

Finished goods	12,569,057	13,958,910	436,899
Work-in-progress	8,104,339	17,109,430	535,506
Raw materials and spare parts	2,937,291	8,161,576	255,448
	23,610,687	39,229,916	1,227,853

9.	Equity investments held-for-sale

	December 31, 2009
	NT$	US$
	(in thousands)

Joint venture investment- Ningjin Songgong	493,415	15,443
Joint venture investment - Langfang Songgong	213,760	6,691
	707,175	22,134

M. Setek has two joint venture investments in Hebei, China namely Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”) and Langfang Songgong Semiconductor Co., Ltd. (“Langfang Songgong”). Although M. Setek holds a majority of the voting interests in each of these two joint ventures, it does not have the power to unilaterally control them. Therefore, these two joint ventures were accounted for under equity method. In December 2009, the board of directors of M. Setek resolved to dispose of these two investments and therefore, the aforementioned investments were transferred to equity investments held-for-sale and impairment loss of NT$1,183,873 (US$37,054) thousand was recognized. The Company expected to complete the disposal plan within one year.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Equity-Method Investments

	December 31,
	2008		2009
	Ownership interest	Amount	Ownership interest	Amount
	%	NT$	%	NT$	US$
	(in thousands)
Qisda Corporation (“Qisda”)	10	2,713,352	10	2,837,687	88,817
Forhouse Corporation (“Forhouse”)	15	457,230	25	1,709,468	53,504
Cando Corporation Ltd. (“Cando”)	18	1,138,212	18	1,059,564	33,163
Sipix Technology Inc. (“STI”)	-	-	32	909,706	28,473
Taiwan Nano Electro-Optical Technology (“Nano”)	16	682,472	16	642,269	20,102
Light House Technology Co., Ltd. (“LHTC”)	17	165,226	45	604,182	18,910
Wellypower Optronics Corporation Ltd. (“Wellypower”)	9	437,848	9	465,871	14,581
Raydium Semiconductor Corp. (“Raydium”)	16	268,685	15	429,561	13,445
Entire Technology Co., Ltd. (“Entire”)	12	270,944	10	341,425	10,686
Daxin Materials Corp. (“Daxin”)	35	190,070	33	268,126	8,392
Asia Pacific Genesis Venture Capital Fund L.P. (“Asia Pacific VC”)	11	271,451	11	245,297	7,678
Abakus Solar AG (“Abakus”)	-	-	45	125,686	3,934
Dazzo Technology Corporation (“Dazzo”)	26	19,948	25	34,502	1,080
Apower Optronics Corporation (“Apower”)	5	34,840	5	33,230	1,040
Verticil Electronic Corp. (“Verticil”)	30	1,323	-	-	-
Patentop Ltd. (“Patentop”)	41	-	41	-	-
		6,651,601		9,706,574	303,805

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating and financial policies of Qisda, and therefore, the Company accounts for its investment in Qisda under the equity method of accounting. On April 11, 2008, AUO made additional investment in Qisda by purchasing 90,456,800 shares of common stock issued by Qisda in a private placement offering at NT$22.11 per share, totaling NT$2,000,000 thousand. The Company cannot dispose of its investment in these private placement shares within three years of issuance unless certain conditions provided under Article 43-8 of the ROC Securities and Exchange Act are met.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2008 and 2009, market values of the Company’s equity-method investments in publicly listed companies, determined based on quoted market price at year-end, were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)

Qisda	1,194,908	3,685,831	115,363
Nano	269,966	821,701	25,718
Forhouse	293,500	4,685,415	146,648
Wellypower	227,288	610,170	19,098
Entire	-	1,898,530	59,422
	1,985,662	11,701,647	366,249

In 2008 and 2009, details of the difference between acquisition cost and fair value of net assets acquired were as follows:

	For the year ended December, 31, 2008
	Beginning balance	Current- period change	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$
	(in thousands)

Amortizable assets	(31,852)	(508,138)	14,452	(525,538)
Goodwill	658,954	-	-	658,954
Other assets	261,602	(103,796)	4,859	162,665
	888,704	(611,934)	19,311	296,081

	For the year ended December 31, 2009
	Beginning balance	Current- period change	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	US$
	(in thousands)

Amortizable assets	(525,538)	179,784	66,654	(279,100)	(8,736)
Goodwill	658,954	468,705	-	1,127,659	35,295
Other assets	162,665	(3,836)	(4,500)	154,329	4,830
	296,081	644,653	62,154	1,002,888	31,389

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.     Property, Plant and Equipment, and Idle Assets

Interest capitalized and included in property, plant and equipment for the years ended December 31, 2007, 2008 and 2009, consisted of the following:

	For the years ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Buildings	230,051	351,979	185,281	5,799
Machinery and equipment	441,593	1,010,719	1,021,530	31,973
	671,644	1,362,698	1,206,811	37,772

The interest rates applied for the capitalization ranged from 1.92% to 7.74%, 3.28% to 7.74%, and 0.49% to 7.24% in 2007, 2008 and 2009, respectively.

Certain property, plant and equipment were pledged as collateral; see note 24.

Idle assets as of December 31, 2008 and 2009, consisted of the following:

	December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)
Cost:
Land	478,214	478,214	14,967
Buildings	544,421	544,421	17,040
Machinery and other equipment	8,845,770	9,826,244	307,551
	9,868,405	10,848,879	339,558
Less: accumulated depreciation	(6,377,846)	(8,327,043)	(260,627)
	3,490,559	2,521,836	78,931
Less: allowance for devaluation of idle assets	(878,239)	(724,678)	(22,682)
	2,612,320	1,797,158	56,249

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.     Intangible Assets

Intangible assets as of December 31, 2008 and 2009 consisted of the following:

	For the year ended December 31, 2008
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Goodwill	14,020,962	-	(2,740,367)	-	11,280,595
Core technologies	2,144,158	-	-	(1,225,233)	918,925
Technology-related fees	3,389,326	765,896	-	(816,102)	3,339,120
	19,554,446	765,896	(2,740,367)	(2,041,335)	15,538,640

	For the year ended December 31, 2009
	Beginning balance	Additions	Adjustments	Amortization
	NT$	NT$	NT$	NT$	US$
	(in thousands)

Goodwill	11,280,595	184,352	-	11,464,947	358,840
Core technologies	918,925	-	(918,925)	-	-
Technology-related fees	3,339,120	268,131	(778,944)	2,828,307	88,523
	15,538,640	452,483	(1,697,869)	14,293,254	447,363

Pursuant to ROC SFAS No. 22, “Income Taxes,” if a valuation allowance is recognized at the acquisition date for deferred tax assets acquired, the income tax benefits recognized as a result the elimination of valuation allowance subsequent to the acquisition is to be applied first to reduce goodwill related to the acquisition. As of January 1, 2008, the goodwill related to merger with QDI amounted to NT$14,020,962 thousand which was reduced correspondingly with a downward adjustment of valuation allowance on deferred tax assets recognized in connection with the merger of NT$2,740,367 thousand in 2008.

13.     Short-term Borrowings

Short-term borrowings as of December 31, 2008 and 2009 consisted of the following:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Short-term borrowings	4,857,260	1,945,227	60,883
Unused available balance	38,760,054	28,711,185	898,629

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest rates on short-term borrowings outstanding as of December 31, 2008 and 2009, ranged from 1.80%-6.40% and 0.90%-4.37%, respectively.

14.	Bonds Payable

Bonds payable as of December 31, 2008 and 2009, consisted of the following:

	December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)
Secured bonds payable:
Secured Bond 1	2,500,000	-	-
Secured Bond 2	6,000,000	3,000,000	93,897
Secured Bond 3	5,000,000	5,000,000	156,495
Secured Bond 4	7,000,000	7,000,000	219,092
Unsecured bonds payable:
Unsecured Bond 1	-	17,240	539
Unsecured Bond 2	-	129,300	4,047
Unsecured Bond 3	-	124,128	3,885
	20,500,000	15,270,668	477,955
Less: current portion	(5,500,000)	(5,615,508)	(175,759)
	15,000,000	9,655,160	302,196
Interest payable	224,051	184,805	5,784
Unused available balance	-	-	-

As of December 31, 2009, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2010	5,615,508	175,759
2011	6,098,268	190,869
2012	3,556,892	111,327
	15,270,668	477,955

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant terms of secured bonds payable are summarized as follows:

	Secured Bond 1	Secured Bond 2	Secured Bond 3	Secured Bond 4

Issuer	AUO	AUO	AUO	AUO
Par value	NT$6,000,000 thousand	NT$6,000,000 thousand	NT$5,000,000 thousand	NT$7,000,000 thousand
Issue date	Apr. 23 – 24, 2004	Jun. 6 – 13, 2005	Mar. 21, 2006	Aug. 22, 2008
Issue price	At par value	At par value	At par value	At par value
Coupon rate	As stated below	Bond I: 2.00% Bond II: 1.9901%	Fixed rate 1.948%	Fixed rate 2.90%
Duration	As stated below	Jun. 6, 2005 – Jun. 13, 2010	Mar. 21, 2006 – Mar. 21, 2011	Aug. 22, 2008 – Aug. 22, 2012
Bank that provided guarantee	Mega International Commercial Bank and eleven other banks	Bank of Taiwan and eight other banks	Mizuho Corporate Bank and six other banks	Mizuho Corporate Bank and three other banks
Redemption	As stated below	As stated below	As stated below	As stated below

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

The significant terms of unsecured bonds payable are summarized as follows:

	Unsecured Bond 1	Unsecured Bond 2	Unsecured Bond 3
Issuer	M. Setek	M. Setek	M. Setek
Par value	YEN500,000 thousand	YEN900,000 thousand	YEN900,000 thousand
Issue date	Jan. 31, 2005	Apr. 28, 2005	Sep. 30, 2005
Issue price	At par value	At par value	At par value
Coupon rate	Fixed rate 1.10%	Fixed rate 0.30%	Fixed rate 1.01%
Duration	Jan. 31, 2005 – Jan. 29, 2010	Apr. 28, 2005 – Apr. 25, 2012	Sep. 30, 2005 – Sep. 28, 2012
Bank that provided guarantee	None	Mizuho Corporate Bank	Mizuho Corporate Bank
Redemption	As stated below	As stated below	As stated below

Unsecured Bond 1 is calculated based on simple interest and M. Setek is obligated to make interest payment semi-annually from the date of issuance. The bond is payable in ten installments which started from July, 2005.

Unsecured Bond 2 is calculated based on floating interest and M. Setek is obligated to make interest payment semi-annually from the date of issuance. The bond is payable in twelve installments which started from October, 2005.

Unsecured Bond 3 is calculated based on floating interest and M. Setek is obligated to make interest payment semi-annually from the date of issuance. The bond is payable in fourteen installments started from March, 2006. Each payment of installment is YEN67,500 thousand and the remaining balance is payable at final installment.

All of the aforementioned secured bonds are secured by bank guarantees through an arrangement of a syndicated bank guarantee facility. Based on financial covenants under the syndicate agreement for the bond guarantee, AUO is obligated to maintain its current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt ratio, interest coverage ratio, and tangible net worth, as defined, at a certain level. AUO complied with the aforementioned financial covenants in 2008 and 2009.

Certain of the Company’s assets are pledged to secure the bonds payable; see note 24.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

As of December 31, 2008 and 2009, outstanding convertible bonds payable consisted of the following:

	December 31, 2008
	TCB 1	TCB 2	ECB 3	Total
	NT$	NT$	NT$	NT$
	(in thousands)

Convertible bonds payable	5,194,300	2,690,900	2,427,861	10,313,061
Unamortized discount	(28,779)	-	-	(28,779)
	5,165,521	2,690,900	2,427,861	10,284,282
Less: current portion	(5,165,521)	-	(2,427,861)	(7,593,382)
	-	2,690,900	-	2,690,900

	December 31, 2009
	TCB 2
	NT$	US$
	(in thousands)
Convertible bonds payable- current portion	2,690,900	84,222

Significant terms of the aforementioned convertible bonds payable are summarized as follows:

(a)       Domestic convertible bond 1 (“TCB 1”)

Par value	NT$10,500,000 thousand

Original issue date	April 22, 2004

Original issue price	102.5% of par value

Coupon rate	0%

Maturity date	April 21, 2009

Collateral	None

Conversion method	Bondholders may convert bonds into AUO’s common shares at any time between May 22, 2004, and April 11, 2009.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

There was no conversion during 2008 and 2009.

(b)      Domestic convertible bond 2 (“TCB 2”)

Par value	NT$6,000,000 thousand

Original issue date	July 18, 2005

Original issue price	At par value

Coupon rate	0%

Maturity date	July 18, 2010

Collateral	None

Conversion method	Bondholders may convert bonds into AUO’s common shares at any time between August 18, 2005, and July 8, 2010.

Conversion price
NT$44.10, as adjusted, effective October 1, 2006, as a result of merger with QDI.  The conversion price was adjusted to NT$42.92, NT$38.21 and NT$36.82 as a result of earnings distributions on August 10, 2007, July 31, 2008, and August 18, 2009, respectively.

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

During 2008, certain bondholders exercised their rights to convert bonds with total principal amount of NT$58,400 thousand into common shares.  There was no conversion during 2009.

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

Conversion price
NT$52.54, as adjusted, effective October 1, 2006, as a result of merger with QDI.  The conversion price was adjusted to NT$51.13, NT$47.30 and NT$45.58 as a result of earnings distributions on August 10, 2007, July 31, 2008, and August 18, 2009, respectively.  For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$32.57 is used.

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

During 2008, certain bondholders exercised their rights to convert bonds with total principal amount of US$2,200 thousand into common shares.  There was no conversion during 2009.

During 2008, AUO purchased outstanding bonds of US$40,000 thousand, and recognized a gain of NT$142,055 thousand for the year ended December 31, 2008.  In 2009, AUO redeemed the entire principal amount outstanding.

16.	Long-term Borrowings

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

Bank of Taiwan	As stated below, see note (a)	From Dec. 18, 2004, to Dec. 18, 2011, NT$49,000 million and US$150 million, repayable in 9 semi-annual installments starting from Dec. 2007.	35,949,387	23,910,912	748,385
Bank of Taiwan	As stated below, see note (a)	From Dec. 29, 2005, to Dec. 29, 2012, NT$37,000 million, repayable in 9 semi-annual installments starting from Dec. 2008.	32,885,600	24,664,200	771,962
Mega International Commercial Bank (see note (a) below)	As stated below, see note (a)	From Jul. 14, 2006, to Jul. 14, 2013, NT$27,000 million, repayable in 10 semi-annual installments starting from Jan. 2009.	27,000,000	21,600,000	676,056

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

Bank of Taiwan	As stated below, see note (a)	From Sep. 13, 2006, to Sep. 13, 2014, NT$48,000 million, repayable in 9 semi-annual installments starting from Sep. 2010.	10,000,000	47,750,000	1,494,523
Industrial Bank of Taiwan (see note (a) below)	As stated below, see note (b)	From Aug. 29, 2006, to Aug. 29, 2010, NT$1,000 million, repayable in 5 semi-annual installments starting from Aug. 2008.	825,000	475,000	14,867
Industrial Bank of Taiwan (see note (a) below)	As stated below, see note (b)	From Nov. 17, 2005, to Nov. 17, 2009, NT$500 million, repayable in 6 semi-annual installments starting from May 2007.	200,000	-	-
Bank of Taiwan	As stated below, see note (a)	From Dec. 29, 2009, to Dec. 29, 2016, NT$58,000 million, repayable in 9 semi-annual installments starting from Oct. 2012.	-	15,000,000	469,484
ABN-AMRO Bank, Shanghai branch (Phase A)	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, RMB$1,400 million, repayable in 8 semi-annual installments starting from Feb. 2010.	3,507,358	5,705,738	178,583
ABN-AMRO Bank, Shanghai branch (Phase B)	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, RMB$600 million. In May 2009, paid off RMB$200 million, the rest is repayable in 6 semi-annual installments starting from February 2011, the first repayable installments is RMB$40 million, RMB$60 million for the other 4 installments, with remaining balance payable at final installment.	2,862,073	1,876,960	58,747

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

ABN-AMRO Bank, Shanghai branch	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, US$75 million, repayable in 9 semi-annual installments starting from Aug. 2009.	2,398,190	2,079,993	65,102
ABN-AMRO Bank, Shanghai branch	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, RMB$800 million, repayable in 9 semi-annual installments starting from Aug. 2009.	3,734,765	999,053	31,269
Citibank, Shanghai branch (Syndicated loan II)	As stated below, see note (a)	From Nov. 30, 2004, to Nov. 30, 2009, RMB$830 million, repayable in 4 semi-annual installments starting from May 2008. Early repayment in full was made in Mar. 2009.	664,819	-	-
Citibank, Shanghai branch (Syndicated loan II)	As stated below, see note (a)	From Dec. 2, 2004, to Dec. 2, 2009, US$54 million, repayable in 6 semi-annual installments starting from Jun. 2007. Early repayment in full was made in Oct. 2009.	591,075	-	-
Standard Chartered Bank (China) Limited, Shanghai branch	As stated below, see note (a)	From Nov. 27, 2007, to Nov. 27, 2012, US$42 million, repayable in 5 semi-annual installments starting from Nov. 2010.	1,379,176	1,345,707	42,119
Agriculture Bank of China, Shanghai Songjiang branch	As stated below, see note (a)	From Dec. 29, 2006, to Oct. 16, 2009, RMB$771 million, repayable starting from Jan. 2009, each drawdown repayable in two years. Early repayment in full was made in Oct. 2009.	1,316,967	-	-
Agriculture Bank of China, Shanghai Songjiang branch	As stated below, see note (a)	From Sep. 11, 2008, to Sep. 10, 2009, RMB$771 million, repayable starting from Nov. 2010, each drawdown repayable in two years. Early repayment in full was made in Dec. 2009.	816,782	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

Agriculture Bank of China, Shanghai Songjiang branch	As stated below, see note (a)	From Dec. 3, 2008, to Oct. 16, 2009, RMB$235 million, repayable starting from Dec. 2010, each drawdown repayable in two years.	-	1,102,714	34,514
Citibank, Shanghai branch	As stated below, see note (a)	From Mar. 30, 2005, to Mar. 30, 2010, US$80 million, repayable in 7 semi-annual installments starting from Mar. 2007. Early repayment in full was made in May 2009.	401,087	-	-
Citibank, Shanghai branch	As stated below, see note (a)	From Mar. 30, 2005, to Mar. 30, 2010, RMB$249 million, repayable in 7 semi-annual installments starting from Mar. 2007. Early repayment in full was made in Mar. 2009.	256,360	-	-
Standard Chartered Bank, Shanghai branch	As stated below, see note (a)	From Nov. 27, 2007, to Nov. 27, 2012, RMB$135 million, repayable in 5 semi-annual installments starting from Nov. 2010.	-	281,544	8,812
Agricultural Bank of China, Xiamen branch	As stated below, see note (a)	From Apr. 3, 2006, to Apr. 3, 2012, US$20 million, 25% repayable in Apr. 2010, 50% in Apr. 2011, and the remaining principal due in Apr. 2012.	600,575	422,316	13,218
Bank of China, Xiamen branch	As stated below, see note (a)	From Apr. 28, 2007, to Apr. 28, 2012, RMB$80 million, 25% repayable in Dec. 2010, 25% in Dec. 2011 and 50% in Apr. 2012.	384,368	375,392	11,749

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

Bank of Communications, Xiamen branch	As stated below, see note (a)	From Dec. 20, 2006, to Dec. 20, 2009, RMB$50 million, 30% payable in Mar. 2010 and 10% payable in Apr. 2010, with the remaining principal payable in full in December 2010. Early repayment in full was made in Sep. 2009.	240,230	-	-
Bank of Communications, Xiamen branch	As stated below, see note (a)	From Aug. 18, 2008, to Aug. 18, 2012, RMB$100 million, repayable in 6 semi-annual installments starting from Feb. 2010, repayable in semi-annual installments of RMB15 million for the first 5 installments, with the remaining balance payable at final installment. Early repayment in full was made in Oct. 2009.	144,138	-	-
Agricultural Bank of China, Xiamen branch	As stated below, see note (a)	From Feb. 22, 2008, to Feb. 21, 2011, US$5 million, 3-year term, one-time repayment upon maturity. Early repayment in full was made in Nov. 2009.	144,138	-	-
Bank of China (Suzhou)	As stated below, see note (a)	From Feb. 12, 2007, to Feb. 12, 2012, RMB$80 million, 25% repayable in Feb. 2010, 25% in Feb. 2011 and 50% in Feb. 2012. Early repayment in full was made in Aug. 2009.	384,368	-	-
China Construction Bank (Suzhou)	As stated below, see note (a)	From Aug. 10, 2006, to Aug. 9, 2011, RMB$71 million, 5-year term, one-time repayment upon maturity. Early repayment in full was made in Feb. 2009.	341,127	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

China Construction Bank (Suzhou)	As stated below, see note (a)	From Aug. 28, 2007, to Aug. 23, 2010, US$1.5 million, 3-year term, one-time repayment upon maturity. Early repayment in full was made in Sep. 2009.	49,256	-	-
China Construction Bank (Suzhou)	As stated below, see note (a)	From Aug. 10, 2006, to Aug. 9, 2011, US$1 million, 5-year term, one-time repayment upon maturity. Early repayment in full was made in Sep. 2009.	32,838	-	-
China Construction Bank (Suzhou)	As stated below, see note (a)	From Jul. 24, 2007, to Jul. 23, 2010, US$1 million, 3-year term, one-time repayment upon maturity. Early repayment in full was made in Sep. 2009	32,837	-	-
First Commercial Bank	As stated below, see note (a)	From Aug. 25, 2009, to Aug. 25, 2011, NT$2,000 million, repayable in 5 semi-annual installments starting from Aug. 2012, 12.5% payable at each of the first 4 installments, with the remaining balance payable at final installment.	-	820,000	25,665
China Construction Bank, Xiamen branch	As stated below, see note (a)	From Nov. 24, 2009, to Nov. 23, 2016, RMB$200 million, 20% principal repayable in Nov. 2013, 2014 and 2015, and 40% in Nov. 2016.	-	126,695	3,965
Agriculture Bank of China, Xiamen branch	As stated below, see note (a)	From Dec. 24, 2009, to Dec. 23, 2014, US$20 million, repayable in 6 semi-annual installments starting from Dec. 2011, the first three installments of US$2.5 million payable until Dec. 2012, following two installments of US$2.5 million until Dec. 2013, and the remaining principal due in Dec. 2014.	-	46,924	1,469

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

Mizuho Corporate Bank	As stated below, see note (a)	From Dec. 26, 2005, to Dec. 25, 2010, YEN2,000 million, repayable in 16 quarterly installments starting from Mar. 2007.	-	172,400	5,396
Mizuho Corporate Bank	As stated below, see note (a)	From Mar. 27, 2006, to Feb. 28, 2013, YEN8,000 million, repayable in 20 quarterly installments starting from May 2008.	-	1,792,960	56,118
Bank of Tokyo – Mitsubishi UFJ	As stated below, see note (a)	From Mar. 27, 2006, to Feb. 28, 2013, YEN7,000 million, repayable in 20 quarterly installments starting from May 2008.	-	1,568,840	49,103
Shoko Chukin Bank	As stated below, see note (b)	From Apr. 2, 2007, to Jan. 31, 2012, YEN1,000 million, repayable in 18 quarterly installments starting from Oct. 2007.	-	174,124	5,450
Shoko Chukin Bank	As stated below, see note (b)	From Sep. 28, 2007, to Aug. 28, 2012, YEN330 million, repayable in 55 monthly installments starting from Feb. 2008.	-	68,270	2,137
Resona Bank	As stated below, see note (b)	From Mar. 8, 2007, to Feb. 28, 2012, YEN500 million, repayable in 20 quarterly installments starting from May 2007.	-	77,580	2,428
Development Bank of Japan	As stated below, see note (a)	From Feb. 28, 2006, to Feb. 28, 2013, YEN650 million, repayable in 25 quarterly installments starting from Feb. 2007.	-	116,542	3,648

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2008	2009
			NT$	NT$	US$
			(in thousands)

Development Bank of Japan	As stated below, see note (a)	From Feb. 28, 2006, to Feb. 28, 2013, YEN550 million, repayable in 25 quarterly installments starting from Feb. 2007.	-	98,613	3,086
Bank SinoPac	As stated below, see note (a)	From Dec. 1, 2009, to Dec. 9, 2014, YEN3,000 million, repayable in 16 quarterly installments starting from Mar. 2010.	-	1,034,400	32,376
Taipei Fubon Bank	As stated below, see note (a)	From Dec. 10, 2009, to Jan. 30, 2014, YEN3,000 million, repayable in 16 quarterly installments starting from Mar. 2010.	-	1,034,400	32,376
Mizuho Corporate Bank	As stated below, see note (a)	From Dec. 25, 2009, to Dec. 25, 2014, YEN21, 000 million, repayable in 16 quarterly installments starting from Mar. 2010.	-	7,240,801	226,629
			127,142,514	161,962,078	5,069,236
Less: current portion			(30,491,872)	(38,537,926)	(1,206,195)
			96,650,642	123,424,152	3,863,041
Unused available balance			103,818,007	85,213,004	2,667,074
Interest rate range			1.45%-7.74%	0.63%-5.76%

Note (a):	The loan is intended to fund the purchase of machinery, equipment and building.
Note (b):	The loan is intended for operational use.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2009, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2010	38,537,926	1,206,195
2011	42,431,696	1,328,066
2012	32,318,648	1,011,538
2013	25,060,109	784,354
Thereafter	23,613,699	739,083
Total	161,962,078	5,069,236

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to support capital expenditures on construction projects and the purchase of machinery and equipment.  A commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the years ended December 31, 2007, 2008 and 2009.  These credit facilities contain covenants that require the Company to maintain certain financial ratios such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and accounts payable which are related to the equipment payment), debt-equity ratio, interest coverage ratio, tangible net worth and others as specified in the loan agreements.  The Company complied with the aforementioned financial covenants in 2008 and 2009, except for the matter described below.

M. Setek had breached one financial covenant under its loan agreements, which may require an early repayment of a borrowing of YEN6,750,000 (US$72,845) thousand. Currently, M. Setek is seeking waiver from its lenders.  Such borrowing which breached the financial covenant and matured over one year has been reclassified into current liabilities.

Refer to note 24 for assets pledged as collateral to secure the aforementioned long-term borrowings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Retirement Plans

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO’s and Toppan CFI’s retirement plans.

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	-	(7,749)	(242)
Non-vested benefit obligation	(490,196)	(580,847)	(18,180)
Accumulated benefit obligation	(490,196)	(588,596)	(18,422)
Additional benefits based on future salary increase	(567,180)	(676,886)	(21,186)
Projected benefit obligation	(1,057,376)	(1,265,482)	(39,608)
Fair value of plan assets	1,111,106	1,254,680	39,270
Funded status	53,730	(10,802)	(338)
Unrecognized net transition obligation	8,506	7,547	236
Unrecognized pension loss	223,637	393,088	12,303
Minimum pension liability	(49,761)	-	-
Prepaid pension assets	236,112	389,833	12,201

The following table sets forth the defined benefit obligation and the amounts recognized related to M. Setek’s retirement plans.

	December 31,
	2009
	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(131,959)	(4,130)
Non-vested benefit obligation	(13,122)	(411)
Accumulated benefit obligation	(145,081)	(4,541)
Additional benefits based on future salary increase	(19,584)	(613)
Projected benefit obligation	(164,665)	(5,154)
Fair value of plan assets	31,871	998
Funded status	(132,794)	(4,156)
Unrecognized net transition obligation	9,109	285
Pension liabilities	(123,685)	(3,871)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of AUO’s, Toppan CFI’s and M. Setek’s net periodic pension costs consisted of the following:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	8,949	8,116	(958)	(30)
Interest cost	26,445	29,547	23,793	745
Expected return on plan assets	(21,760)	(28,561)	(27,669)	(866)
Amortization	13,184	6,907	9,406	294
Gain on curtailment	-	(1,630)	-	-
Net periodic pension cost	26,818	14,379	4,572	143

Significant weighted-average actuarial assumptions used for the pension plans of AUO and Toppan CFI were as follows:

	December 31,
	2007	2008	2009

Discount rate	3.00%	2.50%	2.25%
Rate of increase in future compensation levels	3.50%	2.50% – 3.00%	3.00%
Expected long-term rate of return on plan assets	3.00%	2.50%	2.00% – 2.25%

Significant weighted-average actuarial assumptions used for the pension plan of M. Setek were as follows:

December 31,
2009

Discount rate	2.00%
Rate of increase in future compensation levels	1.20%
Expected long-term rate of return on plan assets	0.75%

AUO, Toppan CFI, Konly, Lextar, DPTW and DSTW have set up defined contribution plans in accordance with the ROC Labor Pension Act, and for the years ended December 31, 2007, 2008 and 2009, the Company recognized total benefit costs of NT$584,311 thousand, NT$667,327 thousand and NT$641,120 (US$20,066) thousand, respectively, related to these defined contribution plans.  In addition to the aforementioned companies, total benefit costs recognized by other subsidiary companies related to defined contribution plans in accordance with local regulations amounted to NT$414,769 thousand, NT$490,427 thousand and NT$359,358 (US$11,248) thousand for the years ended December 31, 2007, 2008 and 2009, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Capital Lease Liability

The Company entered into several machinery and equipment capital lease agreements.  These leases cover periods starting from April 2005 to September 2014, and are payable on a monthly basis.  As of December 31, 2009, details of lease liability were as follows:

	December 31,
	2009
	NT$	US$
	(in thousands)

Capital lease liability	789,274	24,703
Less: current portion	(194,685)	(6,093)
	594,589	18,610

As of December 31, 2009, the Company’s future lease payments based on the lease agreements were as follows:

	NT$	US$
	(in thousands)

2010	194,685	6,093
2011	175,273	5,486
2012	181,293	5,674
2013	185,058	5,792
Thereafter	52,965	1,658
Total	789,274	24,703

19.	Stockholders’ Equity

(a)       Common stock

Based on a stockholder resolution on June 13, 2007, AUO increased its common stock by NT$2,088,312 thousand, at par value of NT$10 per share, through the capitalization of retained earnings and employee bonuses of NT$1,514,793 thousand and NT$573,519 thousand, respectively.  The issuance of 208,831 thousand shares of common stock was authorized by and registered with the government authorities.

Based on a stockholder resolution on June 19, 2008, AUO increased its common stock by NT$6,371,362 thousand, at par value of NT$10 per share, through the capitalization of retained earnings and employee bonuses of NT$3,934,115 thousand and NT$2,437,247 thousand, respectively.  The issuance of 637,136 thousand shares of common stock was authorized by and registered with the government authorities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Based on a stockholder resolution on June 19, 2009, AUO increased its common stock by NT$4,561,484 thousand, with 321,326 thousand shares through the capitalization of retained earnings and employee bonuses of NT$2,551,716 thousand and NT$2,009,768 thousand, respectively. The issuance of the aforementioned shares of common stock was authorized by and registered with the government authorities. The employee bonuses of NT$2,009,768 thousand was securitized into 66,154 thousand common shares based on the closing price of NT$30.38 on the day before the stockholder resolution.

AUO’s authorized common stock, with par value of NT$10 per share, amounted to NT$90,000,000 thousand and NT$100,000,000 thousand as of December 31, 2008 and 2009, respectively.  AUO’s issued common stock, with par value of NT$10 per share, amounted to NT$85,057,196 thousand and NT$88,270,455 thousand as of December 31, 2008 and 2009, respectively.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2009, AUO had issued 105,929 thousand ADSs, which represented 1,059,285 thousand shares of its common stock.

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

(c)       Legal reserve

According to the Republic of China Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the issued common stock.  Legal reserve can only be used to offset accumulated deficits and increase common stock.  The distribution of additional shares to shareholders through capitalizing legal reserve is limited to 50 percent of the accumulated legal reserve and is effected only when the accumulated legal reserve exceeds 50 percent of the issued common stock.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)       Distribution of earnings and dividend policy

According to AUO’s articles of incorporation, 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, if any, shall be set aside as a legal reserve.  In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside.  The remaining earnings may be distributed as follows:

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

Information on the distributions of earnings as employee bonuses and remuneration to directors for 2007 and 2008, as approved by stockholders on June 19, 2008, and June 19, 2009, respectively, is as follows:

	2007	2008
	NT$
	(in thousands, except for per share data)

Employee bonuses－stock	2,437,247	2,009,768
Employee bonuses－cash	1,624,832	861,329
Remuneration to directors	138,604	57,422
	4,200,683	2,928,519

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aforementioned distributions of earnings for 2007 and 2008 were consistent with the resolutions in the board of directors’ meetings.

Employee bonuses and remuneration to directors for 2009 were not accrued due to AUO’s net loss for the year ended December 31, 2009.

Effective June 13, 2007, AUO elect to replace the duties of supervisors with an audit committee.

(e)       Employee stock option plans

AUO assumed Employee Stock Option (“ESO”) Plans from the merger with QDI.  The ESO Plans entitle option holders to subscribe one share of common stock per unit thereof.  Options are granted to eligible employees of QDI and its subsidiaries, both domestic and overseas, in which QDI held directly and indirectly more than 50% ownership interest and had a controlling interest.  Options granted expire six years after the date of grant, and holders may exercise options vested, effective from two years after date of grant, in accordance with the vesting schedule.  Options were granted at an exercise price equal to the closing price of the common stock of QDI on the Taiwan Stock Exchange on the grant date.  On the date of acquisition, the exercise price and units issued were adjusted in accordance with the share conversion ratio between QDI and AUO share.

Details of the ESO Plans were as follows:

Plan	Issuing date	Units issued	Term of grant	Option exercising term

2002 ESO Plan	Aug. 8, 2002	1,861	Aug. 8, 2002 – Aug. 7, 2008	Aug. 8, 2004 – Aug. 7, 2008

2003 ESO Plan	Dec. 31, 2003	5,631	Dec. 31, 2003 – Dec. 30, 2009	Dec. 31, 2005 – Dec. 30, 2009

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A summary of the ESO Plans, and changes during the years ended December 31, 2007, 2008 and 2009, were as follows:

	Unit	Weighted-average exercise price
	(in thousands)	NT$

Balance at January 1, 2007	7,146	48.30
Units exercised	(2,796)	45.30
Units increased due to issuance of stock dividends	142	47.90
Units cancelled	(798)	50.60
Balance at December 31, 2007	3,694	48.10
Units exercised	(621)	42.90
Units increased due to issuance of stock dividends	250	45.20
Units cancelled	(526)	42.50
Balance at December 31, 2008	2,797	46.00
Units exercised	-	-
Units increased due to issuance of stock dividends	102	44.30
Units cancelled	(2,899)	45.90
Balance at December 31, 2009	-	-

Assumptions used to estimate the fair value of the aforementioned ESO were as follows:

	2002 ESO Plan	2003 ESO Plan

Dividend yield	2.4%	2.4%
Expected volatility	40.6%	43.7%
Risk-free interest rate	1.7%	1.7%
Expected continuing period	0.9 year	1.9 years

20.	Income Taxes

(a)
Pursuant to the Act for Establishment and Administration of Science Parks and the Statute for Upgrading Industries, AUO (including the extinguished Unipac and QDI), Toppan CFI, and Lextar are entitled to elect appropriate tax incentives, such as tax exemption and investment tax credits for shareholders, based on initial investments and subsequent capital increases for the purpose of purchasing qualified TFT-LCD, color filter and LED production equipment and machinery.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO, Toppan CFI and Lextar were entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period

AUO:
1999	Exemption from corporate income taxes for four years	Jan. 1, 2005 – Dec. 31, 2008
1999, 2000, 2001	Exemption from corporate income taxes for five years	Jan. 1, 2005 – Dec. 31, 2009
2001, 2002, 2003	Exemption from corporate income taxes for five years	Jan. 1, 2006 – Dec. 31, 2010
2002	Exemption from corporate income taxes for five years	Jan. 1, 2007 – Dec. 31, 2011
2003	Exemption from corporate income taxes for five years	Jan. 1, 2008 – Dec. 31, 2012
2004	Exemption from corporate income taxes for five years	Jun. 25, 2007 – Jun. 24, 2012
2004	Exemption from corporate income taxes for five years	Sep. 29, 2007 – Sep. 28, 2012
2004	Exemption from corporate income taxes for five years	Nov. 3, 2007 – Nov. 2, 2012
2005, 2006, 2007, 2008	Exemption from corporate income taxes for five years	Pending designation
Toppan CFI:
2001	Exemption from corporate income taxes for five years	Jan. 1, 2004 – Dec. 31, 2008
2002	Exemption from corporate income taxes for five years	Jul. 31, 2004 – Jul. 30, 2009
2004	Exemption from corporate income taxes for five years	Jun. 30, 2005 – Jun. 29, 2010
Lextar:
2008	Exemption from corporate income taxes for five years	Pending designation

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The components of income tax expense (benefit) were as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	4,475,124	2,205,215	684,697	21,430
Deferred income tax expense (benefit)	(2,387,214)	2,423,851	(707,284)	(22,137)
	2,087,910	4,629,066	(22,587)	(707)

The statutory income tax rate applicable to AUO and its subsidiaries located in the Republic of China is 25%.  Effective January 1, 2006, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated.  Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.

In May 2009, the Republic of China government promulgated an amendment of the Income Tax Law.  According to the amendment, the income tax rate of Taiwan profit-seeking enterprises will be reduced from 25% to 20%, effective in 2010.  AUO and its domestic subsidiaries had recalculated their deferred tax assets and liabilities in accordance with the amended Law and adjusted the resulting difference as income tax benefit or expense.

The income tax expense (benefit) calculated based on the Republic of China statutory income tax rate of 25% was reconciled with income tax expense (benefit) as reported in the consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	14,640,961	6,567,728	(6,816,850)	(213,360)
Tax exemption	(6,085,443)	(2,975,267)	-	-
Decrease (increase) in investment tax credits, net of expired portion	(1,654,487)	(5,162,128)	3,387,963	106,040
Tax on undistributed retained earnings	431,373	2,297,061	1,404,104	43,947
Increase (decrease) in valuation allowance	(5,082,677)	3,374,806	1,007,152	31,523
Effect of changes in statutory income tax rate	-	-	1,872,338	58,602
Permanent differences	(459,923)	327,415	(380,862)	(11,921)
Others	298,106	199,451	(496,432)	(15,538)
Income tax expense (benefit)	2,087,910	4,629,066	(22,587)	(707)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	9,527,886	5,545,151	173,557
Timing differences of revenue recognition between accounting and taxable income	538,820	443,136	13,870
Inventories devaluation	2,078,665	1,057,786	33,107
Product warranty	471,338	458,117	14,339
Unrealized losses and expenses	1,154,627	2,658,964	83,223
Others	282,110	298,108	9,330
	14,053,446	10,461,262	327,426
Valuation allowance	(8,673,006)	(5,261,997)	(164,695)
Net deferred tax assets—current	5,380,440	5,199,265	162,731
Noncurrent:
Investment tax credits	13,015,255	12,212,776	382,247
Net operating loss carryforwards	256,900	6,685,747	209,257
Foreign investment gain under the equity method	(1,035,489)	(1,864,459)	(58,356)
Goodwill	(765,906)	(824,776)	(25,815)
Others	(339,953)	1,242,995	38,904
	11,130,807	17,452,283	546,237
Valuation allowance	(9,125,425)	(14,398,964)	(450,671)
Net deferred tax assets—noncurrent	2,005,382	3,053,319	95,566

Total gross deferred tax assets	28,098,244	31,062,821	972,232
Total gross deferred tax liabilities	(2,913,991)	(3,149,276)	(98,569)
Total valuation allowance	(17,798,431)	(19,660,961)	(615,366)
	7,385,822	8,252,584	258,297

(d)	Investment tax credits

Pursuant to the Statute for Upgrading Industries, tax credits may be applied over a period of five years to offset income tax payable.  The amount of tax credits available to be applied in any year is limited to 50% of the income tax payable for that year, except for the final year in which such tax credit expires.

Pursuant to the Business Mergers and Acquisition Act, AUO is entitled to investment tax credits accumulated by QDI prior to the date of acquisition.  As of December 31, 2009, unused investment tax credits available to AUO amounted to NT$640,750 (US$20,055) thousand, and a valuation allowance of NT$640,750 (US$20,055) thousand was recognized thereon.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2009, unused tax credits of AUO (including the extinguished QDI), Toppan CFI, Lextar, Konly and Ronly, and their respective years of expiration were as follows:

Year of assessment	Unused tax credits		Expiration year
	NT$	US$
	(in thousands)

2006	5,545,151	173,557	2010
2007	2,331,811	72,983	2011
2008	7,521,167	235,405	2012
2009(estimated)	2,359,798	73,859	2013
	17,757,927	555,804

(e)	Net operating loss carryforwards

Pursuant to the Taiwan Income Tax Act, as amended on January 21, 2009, the period within which unused net operating loss (“NOL”) assessed by the tax authorities can be carried forward to offset future taxable income has been extended from five years to ten years.  Certain foreign subsidiaries are also entitled to enjoy NOL in accordance with respective local tax law and regulations.

As of December 31, 2009, unused NOL sustained by AUO, Toppan CFI, and foreign subsidiaries were as follows:

Year of assessment	Unused NOL		Expiration year
	NT$	US$
	(in thousands)

2006	783,130	24,511	2016
2007	193,740	6,064	2017
2008	64,150	2,008	2018
2009 (estimated) - Domestic subsidiaries	29,037,247	908,834	2019
2009 (estimated) - Foreign subsidiaries	1,665,244	52,120	2013
	31,743,511	993,537

(f)	Assessments by the tax authorities

As of December 31, 2009, the tax authorities had completed the examination of income tax returns of AUO through 2006.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax authorities have completed the examination of income tax returns of Toppan CFI through 2006 but its 2004 income tax return was assessed by the tax authorities with additional liability of NT$17,751 thousand due to a dispute on the calculation of tax exemption and investment tax credits pursuant to the Statute for Upgrading Industries.  Toppan CFI disagreed with the assessment and subsequently filed a tax appeal.  Management does not expect that the final outcome of this matter will have a material impact on the Company’s consolidated financial statements.

The tax authorities have completed the examination of income tax returns of Konly and Ronly through 2007.

(g)
The Enterprise Income Tax Law of the People’s Republic of China (the “EITL”), as approved by related government authorities on March 16, 2007, is effective from January 1, 2008.  Prior to 2008 and the promulgation of the EITL, income tax rates applicable to the Company’s subsidiary companies located in Mainland China ranged from 0% to 33%.  Beginning on January 1, 2008, income tax rates range from 0% to 25%.  The Company remeasured deferred tax assets and liabilities as of December 31, 2007, in accordance with the EITL, and concluded that the adoption of the EITL did not have a material impact on the Company’s consolidated financial statements.

(h)	The integrated income tax system

Information related to the imputation credit account (“ICA”) was summarized below:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned in 1998 and thereafter	76,912,630	40,863,051	1,278,969
ICA balance	4,487,600	5,369,104	168,047

	For the year ended December 31,
	2008	2009
	(actual)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	7.71%	13.13%

The imputation credit to be allocated to stockholders is computed based on the ICA balance at the date of earnings distribution.  The estimated creditable ratio may differ from the actual distribution.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Earnings (loss) per Share (“(L)EPS”)

Basic (L)EPS for the years ended December 31, 2007, 2008 and 2009 were computed as follows:

	For the year ended December 31,
	2007		2008		2009
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to equity holders of the parent company:
Net income (loss)	58,443,002	56,417,766	25,903,996	21,267,386	(26,668,094)	(26,769,335)
Weighted-average number of shares outstanding during the year:
Shares of common stock at beginning of year	7,573,403	7,573,403	7,865,201	7,865,201	8,505,720	8,505,720
Employee stock options	1,138	1,138	419	419	-	-
Convertible bonds	26,126	26,126	2,398	2,398	-	-
Issuance of shareholders’ stock dividends and employee stock bonus	208,831	208,831	637,136	637,136	291,005	291,005
	7,809,498	7,809,498	8,505,154	8,505,154	8,796,725	8,796,725
Basic (L)EPS (NT$):
Basic (L)EPS—net income (loss)	7.48	7.22	3.05	2.50	(3.03)	(3.04)
Weighted-average number of shares outstanding during the year—retroactively adjusted	8,695,122	8,695,122	8,760,309	8,760,309
Basic EPS—retroactively adjusted (NT$):
Basic EPS—net income—retroactively adjusted	6.72	6.49	2.96	2.43

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for years 2007, 2008 and 2009 were computed as follows:

	For the year ended December 31,
	2007		2008		2009
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income attributable to equity holders of the parent company	58,443,002	56,417,766	25,903,996	21,267,386
Effects of potential common stock:
Convertible bonds payable	(300,056)	(225,042)	53,055	39,792
	58,142,946	56,192,724	25,957,051	21,307,178
Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	7,809,498	7,809,498	8,505,154	8,505,154
Effects of potential common stock:
Convertible bonds payable	377,304	377,304	204,708	204,708
Employee bonuses	-	-	135,795	135,795
Employee stock options	547	547	104	104
	8,187,349	8,187,349	8,845,761	8,845,761
Diluted EPS (NT$)	7.10	6.86	2.93	2.41
Weighted-average number of shares outstanding—retroactively adjusted (including the effect of dilutive potential common stock)	9,115,822	9,115,822	9,111,134	9,111,134
Diluted EPS—retroactively adjusted (NT$):
Diluted EPS—net income—retroactively adjusted	6.38	6.16	2.85	2.34

22.	Additional Disclosure on Financial Instruments

(a)	Fair value information

As of December 31, 2008 and 2009, the fair values of the Company’s financial assets and liabilities were as follows:

	December 31, 2008
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial assets:
Cash and cash equivalents	83,434,697	83,434,697
Accounts receivable (including related parties)	23,899,077	23,899,077
Other financial assets—current	3,082,294	3,082,294
Foreign currency forward contracts	1,067,531	1,067,531
Available-for-sale financial assets—current	470,301	470,301
Available-for-sale financial assets—noncurrent	595,750	595,750
Financial assets carried at cost—noncurrent	583,197	See (b) (3)
Interest rate swap contracts	5,398	5,398
Refundable deposits	215,869	215,869
Restricted cash in bank	25,501	25,501

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2008
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial liabilities:
Short-term borrowings	4,857,260	4,857,260
Accounts payable (including related parties)	58,178,225	58,178,225
Foreign currency forward contracts	28,831	28,831
Equipment and construction-in-progress payables	21,363,213	21,363,213
Long-term borrowings (including current portion)	127,142,514	127,152,178
Convertible bonds payable (including current portion)	10,284,282	9,971,668
Bonds payable (including current portion)	20,500,000	20,808,217
Interest rate swap contracts	829,389	829,389

	December 31, 2009
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	85,443,311	2,674,282	85,443,311	2,674,282
Receivable (including related parties)	62,345,500	1,951,346	62,345,500	1,951,346
Other financial assets—current	1,867,294	58,444	1,867,294	58,444
Foreign currency forward contracts	378,252	11,839	378,252	11,839
Available-for-sale financial assets—noncurrent	2,012,265	62,982	2,012,265	62,982
Financial assets carried at cost—noncurrent	484,009	15,149	See (b) (3)	-
Interest rate swap contracts	3,963	124	3,963	124
Option contracts	9,743	305	9,743	305
Refundable deposits	204,231	6,392	204,231	6,392
Restricted cash in bank	608,572	19,048	608,572	19,048

Financial liabilities:
Short-term borrowings	1,945,227	60,883	1,945,227	60,883
Payable (including related parties)	92,530,484	2,896,102	92,530,484	2,896,102
Foreign currency forward contracts	933,289	29,211	933,289	29,211
Equipment and construction-in-progress payables	23,788,714	744,561	23,788,714	744,561
Long-term borrowings (including current portion)	161,962,078	5,069,236	161,964,995	5,069,327

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2009
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)

Convertible bonds payable (including current portion)	2,690,900	84,222	2,663,542	83,366
Bonds payable (including current portion)	15,270,668	477,955	15,659,771	490,134
Interest rate swap contracts	515,847	16,145	515,847	16,145
Option contracts	154,513	4,836	154,513	4,836

(b)	The following methods and assumptions are used to estimate the fair values of the Company’s financial assets and liabilities:

(1)
The carrying amount of cash and cash equivalents, notes receivable, accounts receivable/payable (including related parties), other current financial assets, restricted cash in bank, equipment and construction-in-progress payables, and short-term borrowings approximates their fair value due to their short-term maturity periods.

(2)
The fair value of financial instruments other than financial assets carried at cost is based on quoted market prices, if available, in active markets.  If market price is unavailable, fair value is determined using a valuation technique, with estimates and assumptions consistent with those used by market participants.

The fair value of foreign currency forward contracts is computed based on the spot rate and swap points provided by Reuters quotes system.  The fair value of interest rate swap is estimated based on market price provided by financial institutions.  Financial institutions use the evaluation models and assumptions to estimate the market price of the individual contract.

(3)
It is not practicable to estimate the fair value of investments in debt securities with no active market and financial assets carried at cost, as these financial instruments are not traded in an active public market.

(4)	The fair value of refundable deposits with no fixed maturity is based on carrying amount.

(5)
The fair value of floating-rate long-term borrowings is calculated based on the prevailing market rate adjusted by the Company’s credit spread.  Management believes the carrying value of floating-rate long-term borrowings approximates the fair value.

(6)
The fair value of fixed-rate long-term borrowings is estimated based on the present value of future discounted cash flows based on prevailing market interest rates for similar debt instruments of comparable maturities and credit standing of the borrower.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc.  The Company uses a discount rate of 0.6% to 1.9%.  The fair value of convertible bonds payable is estimated based on Monte Carlo Simulation.

(7)
If the fair value of aforementioned financial instruments is denominated in foreign currency, the Company estimates the fair value based on the spot exchange rate provided by Reuters quotes system.  The spot exchange rate is based on the buying rate and adopted consistently, except for the US dollar, which is based on the close price.

(c)	The fair values of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

	December 31, 2008
	Publicly quoted market prices	Fair value based on valuation technique
	NT$	NT$
	(in thousands)
Financial assets:
Cash and cash equivalents	83,434,697	-
Receivable (including related parties)	-	23,899,077
Other financial assets—current	-	3,082,294
Foreign currency forward contracts	-	1,067,531
Available-for-sale financial assets—current	470,301	-
Available-for-sale financial assets—noncurrent	595,750	-
Interest rate swap contracts	-	5,398
Refundable deposits	-	215,869
Restricted cash in bank	25,501	-

Financial liabilities:
Short-term borrowings	-	4,857,260
Payable (including related parties)	-	58,178,225
Foreign currency forward contracts	-	28,831
Equipment and construction-in-progress payables	-	21,363,213
Long-term borrowings (including current portion)	-	127,152,178
Convertible bonds payable (including current portion)	-	9,971,668
Bonds payable (including current portion)	-	20,808,217
Interest rate swap contracts	-	829,389

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2009
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	85,443,311	2,674,282	-	-
Receivable (including related parties)	-	-	62,345,500	1,951,346
Other current financial assets	-	-	1,867,294	58,444
Foreign currency forward contracts	-	-	378,252	11,839
Available-for-sale financial assets—noncurrent	2,012,265	62,982	-	-
Interest rate swap contracts	-	-	3,963	124
Option contracts	-	-	9,743	305
Refundable deposits	-	-	204,231	6,392
Restricted cash in bank	608,572	19,048	-	-
Financial liabilities:
Short-term borrowings	-	-	1,945,227	60,883
Payable (including related parties)	-	-	92,530,484	2,896,102
Foreign currency forward contracts			933,289	29,211
Equipment and construction-in-progress payables	-	-	23,788,714	744,561
Long-term borrowings (including current portion)	-	-	161,964,995	5,069,327
Convertible bonds payable (including current portion)	-	-	2,663,542	83,366
Bonds payable (including current portion)	-	-	15,659,771	490,134
Interest rate swap contracts	-	-	515,847	16,145
Option contracts	-	-	154,513	4,836

(d)	As of December 31, 2008 and 2009, the Company pledged certain of its financial assets to secure long-term borrowings; see note 24.

(e)
Gains on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$1,396,372 thousand, NT$3,902,317 thousand and NT$813,152 (US$25,451) thousand for the years ended December 31, 2007, 2008 and 2009, respectively.

(f)
Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$85,688,663 thousand and NT$123,198,156 (US$3,855,967) thousand as of December 31, 2008 and 2009, respectively.

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

The Company’s potential credit risk is derived primarily from cash in bank, cash equivalents and accounts receivable.  The Company maintains its cash and cash equivalent investments with various reputable financial institutions of high credit quality.  The majority of these financial institutions are located in the ROC.  Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.  Management believes that there is a limited concentration of credit risk in cash and cash equivalent investments.

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industries.  Management continuously evaluates the credit quality and financial strength of its customers.  If necessary, the Company will request collateral from its customers.  In 2007, 2008 and 2009, the Company’s five largest customers accounted for 32.1%, 39.4% and 37.3%, respectively, of the consolidated net sales.

(3)	Liquidity risk

The Company had negative working capital at December 31, 2009 of NT$6,264,567 (US$196,074) thousand.  However, the Company has positive cash flows generated from operations and unused borrowing capacity under long-term loan arrangements.  Management believes that the Company’s existing liquidity sources, including cash flows generated from operations and unused available borrowing capacity under long-term loan arrangements, are sufficient to fulfill its contractual payment obligations over the next twelve months.  Therefore, management believes that there is no significant liquidity risk.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Cash flow risk resulting from change in interest rates

The Company’s short-term and long-term borrowings are primarily borrowings bearing floating-interest-rate.  As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings.  At December 31, 2009, if the market interest rates on the Company’s floating-interest-rate borrowings had been 25 basis points higher with all other variables held constant, the future annual interest expense would have been NT$307,995 (US$9,640) thousand higher.

23.	Related-party Transactions

Except as disclosed in the consolidated financial statements and other footnotes, the significant related party transactions were as follows:

(a)       Names and relationships of related parties

Name of related party	Relationship with the Company

Cando Corporation, Ltd. (“Cando”)	Investee of AUO and Konly
Raydium Semiconductor Corporation (“Raydium”)	Investee of Konly
Wellypower Optronics Co., Ltd. (‘Wellypower’)	Investee of Konly
Qisda Corporation (“Qisda”)	Shareholder represented on AUO’s board of directors; investee of AUO and Konly
BenQ Corporation (“BenQ”)	Subsidiary of Qisda
Qisda Czech s.r.o. (“QZBR”)	Subsidiary of Qisda
Daxon Technology Inc. (“Daxon”)	Subsidiary of Qisda
Qisda Co., Ltd. Suzhou (“QCSZ”)	Subsidiary of Qisda
Qisda Optronics (Suzhou) Co., Ltd. (“QCOS”)	Subsidiary of Qisda
Darfon Electronics Corp. (“Darfon”)	Subsidiary of Qisda
Taiwan Nano Electro-Optical Technology (“Nano”)	Investee of Konly and Ronly
Nano Electro-Op (Kunshan) Co., Ltd. (“Nano-Kunshan“)	Subsidiary of Nano
Forhouse Corporation (“FH”)	Investee of DPTW; see note (i) below
Fortech International Corp. (“Fortech”)	Subsidiary of Forhouse; see note (i) below
Fortress Optronics International Corporation (“Fortress”)	Subsidiary of Forhouse; see note (i) below
Fortech Optronics (Xiamen) Co., Ltd. (“FHSSXM”)	Subsidiary of Forhouse; see note (i) below
Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)	Joint investor of BVCH; see note (ii) below
Matsumiya Semiconductor Laboratory Co., Ltd. (“Matsumiya Semiconductor”)	Chairman of Matsumiya Semiconductor and chairman of M. Setek are first-degree direct blood relative.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company

Others	Directors, supervisors, president, vice-presidents of the Company, and entities that the Company has significant influence but with which the Company had no material transactions.

Note (i):
The Company invested in Forhouse through DPTW in 2008 and accounted for its investment in Forhouse under the equity method of accounting.  Forhouse is considered a related party of the Company, and related-party transactions were disclosed starting from September 3, 2008.

Note (ii):
In August 27, 2009, the Company jointly invested in BVCH with Changhong Electrics (Sichuan) Co., Ltd. through BVLB.  Accordingly, Changhong Electrics (Sichuan) Co., Ltd. is considered as a related party of the Company, and related-party transactions were disclosed starting from August 27, 2009.

(b)      Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

BenQ	-	360,951	8,945,171	279,974
Changhong Electrics	-	-	6,827,504	213,693
QCSZ	23,732,707	14,250,810	1,887,418	59,074
QCOS	814,471	1,350,840	596,375	18,666
QZBR	858,118	2,427,621	178,368	5,583
Qisda	2,441,050	638,016	105,815	3,312
Others	1,786,566	494,476	2,344,953	73,395
	29,632,912	19,522,714	20,885,604	653,697

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The collection terms for sales to related parties were month-end 30 to 45 days, and average collection days for the years ended December 31, 2007, 2008 and 2009, were 92 days, 61 days, and 60 days, respectively.  The collection terms for sales to unrelated customers were month-end 30 to 60 days, and average collection days for the years ended December 31, 2007, 2008 and 2009, were 48 days, 42 days and 48 days, respectively.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

As of December 31, 2008 and 2009, receivables resulting from the above transactions were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)

Changhong Electrics	-	2,095,277	65,580
BenQ	196,908	1,910,070	59,783
FHSSXM	118,284	391,234	12,245
QCSZ	505,725	377,538	11,817
QCOS	341,779	121,158	3,792
Qisda	186,254	13,220	414
QZBR	352,534	7,474	234
Others	47,890	372,575	11,661
Less: allowance for doubtful accounts	(1,725)	(4,703)	(147)
Less: allowance for sales returns and discounts	(108,848)	(11,455)	(359)
	1,638,801	5,272,388	165,020

(2)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to related parties.  Total rental income for the years ended December 31, 2007, 2008 and 2009, amounted to NT$39,500 thousand, NT$90,439 thousand and NT$83,862 (US$2,625) thousand, respectively.  The payment term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

In 2007, 2008 and 2009, the Company sold property, plant and equipment to related parties for NT$30,300 thousand, NT$1,950 thousand, and NT$128,252 (US$4,014) thousand, respectively.  Gains (losses) on disposals for the years ended December 31, 2007, 2008 and 2009, amounted to NT$28,314 thousand, NT$0 thousand and NT$(4,469) (US$(140)) thousand, respectively.  The payment term was month-end 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2008 and 2009, rental and other receivables from the disposal of property, plant and equipment resulting from the aforementioned transactions amounted to NT$10,866 thousand and NT$6,733 (US$211) thousand, respectively.

In 2008 and 2009, the Company received compensation income of NT$98,489 thousand and NT$17,886 (US$560) thousand from related parties due to product quality issues.

In 2007, 2008 and 2009, the Company received other income of NT$16,527 thousand, NT$6,531 thousand and NT$1,543 (US$48) thousand, respectively, from related parties.  As of December 31, 2008 and 2009, receivables from such transactions amounted to NT$24,086 thousand and NT$40,435 (US$1,266) thousand, respectively.

The Company received commission of NT$38,340 thousand from Darfon in 2007.  In 2008 and 2009, the Company received total cash dividends of NT$140,568 thousand and NT$142,096 (US$4,447) thousand, respectively, from its investees.

(3)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Daxon	8,775,448	8,903,819	11,136,574	348,562
Forhouse	-	1,375,021	7,911,643	247,626
Raydium	4,137,943	6,331,750	7,534,212	235,812
Fortech	-	1,248,284	6,057,071	189,580
Fortress	-	848,435	4,360,141	136,468
Cando	4,042,390	3,414,922	3,179,766	99,523
Nano-Kunshan	-	3,286,114	2,865,743	89,695
Wellypower	13,891	880,226	2,861,898	89,574
Others	4,282,508	5,649,956	10,414,681	325,968
	21,252,180	31,938,527	56,321,729	1,762,808

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were 30 to 120 days for the years ended 2007, 2008 and 2009.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2008 and 2009, payables resulting from the above purchases were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Daxon	1,583,567	3,856,696	120,710
Raydium	1,624,681	3,507,516	109,781
Forhouse	1,522,802	3,261,661	102,087
Fortech	1,509,808	2,585,496	80,923
Fortress	1,063,740	2,160,210	67,612
Nano-Kunshan	1,069,640	1,360,294	42,576
Wellypower	311,094	1,241,353	38,853
Others	3,501,209	4,710,935	147,447
	12,186,541	22,684,161	709,989

(4)	Acquisition of property, plant and equipment, operating leases, and others

During 2007, 2008 and 2009, the Company acquired property, plant, and equipment from related parties for a total consideration of NT$4,571 thousand, NT$63,364 thousand and NT$59,326 (US$1,857) thousand, respectively.

In 2007, 2008 and 2009, the Company paid commission and other expenses of NT$64,769 thousand, NT$114,264 thousand and NT$386,237 (US$12,089) thousand, respectively, to related parties.

As of December 31, 2008 and 2009, amounts due to related parties as a result of the aforementioned transactions amounted to NT$62,462 thousand and NT$66,617 (US$2,085) thousand, respectively.

(5)
In August 2007, M. Setek provided guarantees of YEN2,440,000 thousand for Matsumiya Semiconductor’s borrowings from Bank of Tokyo – Mitsubishi UFJ.  In 2009, Matsumiya Semiconductor defaulted on the aforementioned loan as a result of its poor operating results.  M. Setek, as guarantor of the loan, believes it is probable it will need to repay the loan on behalf of Matsumiya Semiconductor.  As of December 31, 2009, the Company accrued a guarantee obligation of YEN2,074,000 (US$22,382) thousand and recorded it under other current liabilities and long-term payables in accordance with the schedule of payments.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Compensation to executive officers

In 2008 and 2009, compensation paid to the Company’s executive officers including directors, supervisors, president and vice-presidents was as follows:

	For the year ended December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)

Salaries	149,267	144,612	4,526
Compensation	28,127	25,698	804
Service charges	765	3,317	104
Employee bonuses	143,690	-	-

For the 2008 compensation included in the accruals for remuneration to directors and employee bonuses; refer to section “stockholders’ equity” for further details.

24.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2008	2009
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks	Oil purchases, customs duties, and guarantees for foreign workers	25,501	608,572	19,048

Inventory	Guarantees for unearned revenue	-	665,033	20,815

Building	Long-term borrowings	33,779,934	59,092,917	1,849,543

Machinery and equipment	Long-term borrowings and bonds payable	150,759,321	196,783,810	6,159,118

Available-for-sale financial assets－noncurrent	Long-term borrowings	-	2,404	75

Land	Long-term borrowings	-	1,540,247	48,208
		184,564,756	258,692,983	8,096,807

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2009, in addition to those disclosed in the aforementioned notes to the financial statements, were as follows:

(a)       Outstanding letters of credit

As of December 31, 2008 and 2009, the Company had the following outstanding letters of credit:

	December 31,
Currency	2008	2009
	(in thousands)

USD	5,336	56,413
YEN	7,540,907	15,820,027
EUR	2,527	-
NTD	-	38,220

The outstanding letters of credit facilitate the Company’s purchase of machinery and equipment and materials from foreign suppliers.  The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)       Technology licensing agreements

In 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Limited, Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”), Hitachi Displays Ltd. and IPS Alpha Technology, Ltd., Guardian Industries Corp., Sharp Corporation, Honeywell International Inc., Honeywell Intellectual Properties Inc., Fergason Patent Properties LLC, Samsung Electronics Co., Ltd. and others.  The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

(c)       Purchase commitments

On September 30, 2007, AUO signed a long-term materials supply agreement with Corning Display Technologies Taiwan Co. Ltd..  AUO and Corning Taiwan agreed on the supply of certain TFT-LCD and color filters glass substrates at negotiated quantity and pricing.

As of December 31, 2008 and 2009, significant outstanding purchase commitments for property, plant and equipment totaled NT$57,122,485 thousand and NT$79,205,499 (US$2,479,045) thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 11, 2008, Toppan CFI and Allied Material Technology Corporation (“AMTC”) entered into an agreement for purchase and sale of real property located in the Kaohsiung Lujhu Science Park for a total consideration of NT$1,500,000 thousand.  As of December 31, 2009, Toppan CFI had paid the first installment of NT$30,000 thousand to AMTC.  However, the property is currently under the registration of provisional seizure initiated by AMTC’s creditors.  AMTC is seeking the withdrawal of the foregoing registration of provisional seizure through negotiation with its creditors or the court’s approval of its reorganization plan, so that the transfer can be processed.  In addition, Toppan CFI and AMTC entered into a lease agreement with the right to use the aforementioned property for a term of five years.  Both parties agreed that, upon the court’s termination of the reorganization, Toppan CFI may, at any time by providing written notice to AMTC, invalidate the foregoing lease agreement.  In accordance with the lease agreement, the down payment paid by Toppan CFI for the purchase of the property shall be treated as rental payments.

Since 2006, M. Setek entered into long-term sales agreements with five customers.  The agreements provide that, from 2006 to 2016, M. Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M. Setek.  These customers may request M. Setek to terminate the agreements and to reimburse the remaining prepayments, if delivery schedule is not met.  As of December 31, 2009, the remaining unearned revenue amounted to US$251,162 thousand.

(d)	Operating lease agreements

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027.  In addition, the Company’s subsidiary companies, including Toppan CFI, AUCZ, and M. Setek, also entered into operating lease agreements for operating facilities and land for periods from May 22, 2007, to July 31, 2028. Future minimum lease commitments as of December 31, 2009, under existing non-cancelable agreements were as follows:

Year	Minimum lease commitments
	NT$	US$
	(in thousands)

2010	849,672	26,594
2011	780,826	24,439
2012	744,134	23,291
2013	674,825	21,121
2014	417,120	13,055
Thereafter	2,064,253	64,609

Rental expense for operating leases amounted to NT$557,202 thousand, NT$421,341 thousand, and NT$526,232 (US$16,470) thousand in 2007, 2008 and 2009, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Litigation

(1)	Alleged patent infringements

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware against AUO, AUO’s U.S. subsidiary and other TFT-LCD manufacturers claiming patent infringement.  AUO has retained legal counsel to handle the matter.  LGD is seeking, among other things, monetary damages in the amount of approximately USD 691 million for past infringement through trial, enhanced damages (up to treble damages) for willful infringement and an injunction against future infringement.  In March 2007, AUO filed a suit in the United States District Court for the Western District of Wisconsin against LGD and LG Display America, claiming infringement of certain of AUO’s patents in the United States relating to the manufacturing of TFT-LCD products.  AUO is seeking, among other things, monetary damages for past infringement, enhanced damages (up to treble damages) for willful infringement and an injunction against future infringement.  The claims against the Company and the counterclaims filed by AUO were consolidated in June 2007, and the consolidated case is pending before the United States District Court for the District of Delaware.  Trial for this case was held in June 2009.  In February 2010, the United States District Court for the District of Delaware (“Court”) found that LGD and LG Display America have infringed AUO patents asserted at trial. In April 2010, the Court further found that AUO have not infringed LG Display’s patents asserted at trial.  Although the findings of the United States District Court for the District of Delaware were in favor of AUO, the Company cannot assure that LG Display and LG Display America will not appeal this case to the superior courts. Moreover, as of April 30, 2010, the amount of damages has not been decided and the final judgment has not been rendered. Therefore, the results of this matter cannot be predicted with certainty. Management is reviewing the merits of this suit on an ongoing basis.

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  AUO has retained legal counsel to handle the related matters.  Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  The case is in the discovery phase.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware against AUO, AUUS, and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  The case is in the discovery phase.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws.  Specifically, since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (“US DOJ”), the Commission of the European Communities Directorate-General for Competition (“Commission”), the Canadian Competition Bureau, the Taiwanese Fair Trade Commission, the Korean Fair Trade Commission and the Japan Fair Trade Commission concerning allegations of price fixing by manufacturers of TFT-LCD panels.  In January 2009, the Taiwan Fair Commission visited AUO’s office in Taiwan and requested certain information from AUO as part of their respective investigations into the TFT-LCD industry.  In November 2009, the Taiwan Fair Trade Commission has notified AUO that is has terminated its investigation.  In 2009, the Commission issued a “Statement of Objections” to a number of LCD manufacturers alleging that the LCD competitors are involved in anti-competitive acts.  AUO received such document in May 2009, reviewed the relevant documents and submitted its reply in July 2009.  AUO and other LCD competitors attended the hearing held by the Commission regarding this case in September 2009.  The Company intends to continue to cooperate with these investigations as warranted as part of our ongoing defense of these matters.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO, certain of its subsidiaries and certain of its and/or its subsidiaries’ current and/or former officers and/or employees may be indicted in the United States for possible violation of the antitrust and/or competition laws.  If AUO and its subsidiaries are found to have violated antitrust and/or competition laws in the applicable jurisdictions, AUO and its subsidiaries will likely have to pay a fine or penalty, subject to any appeal AUO and its subsidiaries may file.  It is also possible that certain of AUO’s executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines.  AUO and its subsidiaries, if warranted, may also agree to pay a fine or penalty as part of any plea bargain and/or settlement.  To AUO management’s knowledge, other competitors that pled guilty and entered into plea bargain agreements with the US DOJ have agreed to pay fines from US$35 million to US$400 million.  While AUO management does not know all the facts and circumstances that led each of the competitors to enter into these pleas, management is aware of the outcome of those plea bargain agreements, which may or may not be the amounts which AUO and its subsidiaries may agree to pay and/or which the US DOJ may agree to accept as part of any plea bargain and/or settlement, if any, with the US DOJ.

AUO has made certain provisions for certain antitrust matters in certain jurisdictions as the management deems appropriate with the understanding that the provisions may ultimately be proven to be under or over-estimated.  With respect to the ongoing investigation in Europe, any potential penalty against the company will be heavily dependent on which year the EC uses to calculate its fine.  Depending on the year chosen, the range, which is dependent on numerous factors, may be from 70 million Euros to 443 million Euros.  It is not possible to determine precisely which year will be chosen, so AUO has made a provision for a fine assessed based on the year 2005.  AUO will revisit the issue of adjusting the said provisions or making new provisions from time to time as the Company deems appropriate.  The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty.  Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

(3)	Antitrust civil actions lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against AUO and/or its subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations.  The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.  The Court has recently issued an order certifying 2 types of classes that may proceed against AUO and other TFT-LCD companies: direct purchasers and indirect purchasers.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In the fourth quarter of 2009, AT&T, Motorola and Nokia respectively filed civil lawsuits against a number of LCD manufacturers including AUO claiming, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.  AUO has retained counsel to handle the related matters.  The class actions are in the discovery phase, and the claims made by Motorola, AT&T and Nokia are in the early stages.  AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of these civil lawsuits on an on-going basis.

The Company has made certain accruals for certain potential losses relating to the above-mentioned litigation, except when management concluded and disclosed herein that it is not probable that a liability had been incurred and/or the amount of loss cannot be reasonably estimated.  Given the unpredictable nature of the above-mentioned litigation, any estimate or accruals for possible loss made by management of the Company may be materially different from the actual loss.  Amount paid upon the ultimate resolution of the litigation may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such ultimate resolution becomes known.

In addition to the matters described above, the Company is also a party to other litigation that arises during the normal course of operations.  In management’s opinion, the aggregate liability, if any, with respect to these other litigation is not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

(f)	Other

On January 21, 2010, the Taiwan Supreme Administrative Court dismissed an appeal by the Environmental Protection Administration of the Executive Yuan of Taiwan relating to the development of Central Taiwan Science Park located in Seven Star Farm. As a result of the dismissal, the Central Taiwan Science Park Development Office may be required to make supplement or submission for environmental assessment for the construction of Seven Star Farm of the Central Taiwan Science Park.  The Seven Star Farm is the location where the Company is building its new 8.5 generation manufactory plants.  As of December 31, 2009, the Company’s accumulated costs spent for the construction at the above-mentioned site is approximately NT$9 billion.  At the present, the Company does not expect this event to have a material adverse effect on the Company’s operations under the preliminary presumption of administrative trust-protection principle between the government and people since the Company has obtained the development approval issued by the governmental authorities in due course.

26.	Subsequent Events

In January 2010, AUO converted M. Setek’s convertible preferred stock and increased its ownership interest in M. Setek from 58.10% as of December 31, 2009 to 71.67%.  In February 2010, AUO made an additional investment in M.Setek and made its ownership interest increase from 71.67% to 90%.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Regarding the patent infringement, on April 30, 2010, the United States District Court for the District of Delaware (“Court”) further found that AUO have not infringed LG Display’s patents asserted at trial.  Please refer to Note 25(e)(1) for more details.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

27.	Segment Information

(a)	Industrial information

The Company’s reportable operating segment is its TFT-LCD production and sales operations, which represents more than 90% of the Company’s consolidated revenue, profit or loss and identifiable assets.

(b)	Geographic information

A geographical breakdown of sales for the years ended December 31, 2007, 2008 and 2009, is as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
		(in thousands)

Taiwan	174,272,661	184,895,032	153,643,468	4,808,872
The People’s Republic of China	115,309,356	82,626,965	98,430,471	3,080,766
Other (individually less than 10% of total net sales)	190,601,609	156,406,196	107,257,406	3,357,039
	480,183,626	423,928,193	359,331,345	11,246,677

Sales are attributed to countries based upon the location of customers placing orders.

The Company’s TFT-LCD manufacturing process can be divided into three primary steps: the array process, cell process, and module-assembly process.  The array and cell processes are capital-intensive and thus require highly automated production equipment.  The module-assembly process is highly labor-intensive, and therefore the Company has moved a majority of the module-assembly operations to Mainland China beginning in 2002.  A geographical breakdown of long-lived assets (which primarily consist of property, plant and equipment, goodwill, and other intangible assets) as of December 31, 2007, 2008 and 2009, is as follows:

	December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
		(in thousands)

Taiwan	352,858,986	371,526,051	346,342,660	10,840,146
The People’s Republic of China	31,799,442	35,798,587	31,328,059	980,534
Other	6,625	184,090	29,169,763	912,981
	384,665,053	407,508,728	406,840,482	12,733,661

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2007, 2008 and 2009, sales to individual customers representing greater than 10 percent of consolidated net sales were as follows:

	For the year ended December 31,
	2007		2008		2009
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
	(in thousands)

Samsung	61,141,835	13	62,865,559	15	60,553,035	1,895,244	17

28.	Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America

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

In 2008, the Company partially disposed of its investments in certain available-for-sale securities that were originally acquired in connection with the merger with Unipac.  The adjustment of NT$14,030 thousand to net income determined in accordance with US GAAP represented the difference between Unipac’s original cost basis and the fair value of such available-for-sale securities at the date of acquisition.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2008, the reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2008, included a reversal of the impairment loss of NT$274,961 thousand recognized under ROC GAAP related to an available-for-sale security (see note 4) originally acquired in connection with the merger with Unipac.  The adjustment represented the excess of Unipac’s original cost basis over the fair value of the available-for-sale security at the date of acquisition.

In addition, under US GAAP, the Company recorded an impairment loss of NT$457,427 thousand related to another available-for-sale security acquired in connection with the merger with Unipac.  The US GAAP cost basis of this investment, which was based on its fair value at the date of the Unipac acquisition, was significantly higher than the ROC GAAP cost basis based on Unipac’s original cost of the investment.  This cost basis difference contributed to management’s conclusion that there was an other-than-temporary impairment of this security for US GAAP purposes, but not for ROC GAAP purposes.

In 2009, the Company disposed of all of its investments in available-for-sale securities that were originally acquired in connection with the merger with Unipac.  The adjustment of NT$136,731 (US$4,280) thousand to net income determined in accordance with US GAAP represented the difference between Unipac’s original cost basis and the fair value of such available-for-sale securities at the date of acquisition.

(2)	Merger with QDI

AUO completed the merger with QDI on October 1, 2006.  Under ROC GAAP, the merger was accounted for in accordance with ROC SFAS No. 25 using the purchase method of accounting.  Under US GAAP, the merger was accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805, “Business combinations” (Statement No. 141) using the purchase method of accounting.  Under purchase accounting, the aggregate purchase price of NT$67,837,855 thousand was determined based on the market value of shares issued, direct transaction costs incurred, and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date.  The aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair value as of October 1, 2006.  The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill.  There were no material differences identified in the accounting for the merger with QDI.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Acquisition of M. Setek

In June 2009, the Company made an initial equity investment in M. Setek, which was established in February 1978 and is a major polysilicon and solar wafer manufacturer in Japan.  M. Setek is principally engaged in the research, development, manufacture and sale of solar wafer.  This will mark a major step forward for AUO’s endeavor in energy business.  By taking an equity investment in M. Setek, AUO expects to be able to secure key materials in the solar industry and strengthen its strategic position in energy business.

Initially, the Company purchased 31,241 shares of (representing a 15.07% interest in the) common stock of M. Setek for US$16,000 (equivalent to NT$526,072) thousand and 64,435 shares of M. Setek convertible preferred stock series B for US$33,000 (equivalent to NT$1,085,031) thousand.  From July to September 2009, the Company additionally purchased 60,530 shares of M. Setek convertible preferred stock series B for US$31,000 (equivalent to NT$1,020,515) thousand, 87,866 shares of M. Setek convertible preferred stock series C for US$45,000 (equivalent to NT$1,477,790) thousand and 201,138 shares of M. Setek convertible preferred stock series D for US$65,000 (equivalent to NT$2,128,617) thousand.  On October 1, 2009, the Company converted all convertible preferred stock series B and C into 212,831 shares of common stock, and combined with its previously held common shares in M. Setek, had attained a 58.10% ownership interest in M. Setek.  Consequently, effective from October 1, 2009, management determined that the Company had a controlling financial interest in M. Setek, and therefore M. Setek is included in the Company’s consolidated financial statements from October 1, 2009 for US GAAP purposes.  The acquisition of the controlling financial interest in M. Setek was accounted for in accordance with FASB ASC Topic 805 (Statement No. 141R), “Business Combinations—a replacement of Statement 141,” using the acquisition method of accounting.  Prior to October 1, 2009, the Company accounted for its 15.07% ownership interest in the common stock of M. Setek using the equity method of accounting for US GAAP purposes and its investment in the series B and series C convertible preferred shares as financial assets measured at cost under US GAAP and ROC GAAP.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under ROC GAAP, and in accordance with ROC SFAS No. 7, “Consolidated Financial Statements,” paragraph 17, the effect of potential voting rights is considered in assessing whether a company can control an investee.  On August 31, 2009, taking into account the potential voting rights related to the convertible preferred stock B and C, management determined that combined M. Setek’s actual and potential voting rights (including the shares held by others), the Company would result in a majority voting interest (51.00%) in M. Setek.  Consequently, the Company was required to consolidate M. Setek in the Company’s consolidated financial statements from August 31, 2009 for ROC GAAP purposes.  The difference in the date of consolidation of M. Setek had no effect on the consolidated net loss attributable to the equity holders of AUO in 2009 under both ROC GAAP and US GAAP.  However, the primary difference resulted in one more month of operating results and cash flow activity for M. Setek in the Company’s ROC GAAP financial statements.  The most significant impact was revenue reported under ROC GAAP which was higher by NT$598,542 (US$18,733) thousand compared to revenue reported under US GAAP.

Pursuant to FASB ASC Topic 805 (Statement No. 141R), the identifiable assets acquired, the liabilities assumed, and noncontrolling interests in M. Setek, were recognized and measured at acquisition-date fair values.

The following table summarizes the consideration paid for M. Setek and the amounts of estimated fair value of the assets acquired and liabilities assumed recognized at the acquisition date (October 1, 2009), as well as the fair value at the acquisition date of the noncontrolling interests in M. Setek:

NT$
(in millions)

Consideration
Fair value of the Series B and Series C preferred stock converted by the Company into common shares of M. Setek	2,424
Fair value of the Company’s equity interest in Series D convertible preferred stock held before the business combination	1,944
Fair value of the Company’s equity interest in the common shares of M. Setek held before the business combination	218
4,586

Acquisition-related costs (including in operating expenses in the condensed consolidated statement of operations for the year ended December 31, 2009)	5

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NT$
(in millions)

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	4,769
Property and equipment	30,905
Other non-current assets	1,037
Current liabilities	(11,870)
Long-term debt	(18,320)
Total identifiable net assets	6,521
Noncontrolling interests in M. Setek	(1,763)
Effect of foreign exchange	(9)
Gain on bargain purchase of 58.1% interest	(163)
4,586

The sum of the fair value of identifiable net assets acquired less the fair value of the noncontrolling interests exceeded the sum of the fair value of the consideration transferred and the fair value of the Company’s equity interests held in M. Setek before the business combination.  Consequently, management reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed.  Further, management reviewed the procedures used to measure the fair values of the identifiable assets acquired and liabilities assumed, the noncontrolling interests in M. Setek, the Company’s previously held equity interests in M. Setek and the consideration transferred.  Management concluded that all acquired assets and all liabilities assumed were properly identified and that the valuation procedures and resulting fair value measures were appropriate.  As a result, the Company recognized a bargain purchase gain of NT$163 (US$5) million at the acquisition date for US GAAP purposes.  Under ROC GAAP, the Company’s acquisition of M. Setek through acquiring newly issued shares was recognized as equity transactions.  Further, ROC GAAP does not permit the re-measurement of previously held interests or fair value measurement either on August 31, 2009 or October 1, 2009.

The estimated fair values of common shares and the Series B and C preferred shares of M. Setek at October 1, 2009 were determined using an income approach and validated internally by a market approach.  As M. Setek is a private company, a discount for lack of marketability (DLOM) was taken into consideration when estimating the fair values of M. Setek’s common and preferred shares.  The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in the FASB ASC Topic 820, “Fair value measurements and disclosures” (Statement No. 157).  The fair value estimates are based on (a) a discount rate 16%, (b) long-term sustainable growth rate 1%, (c) financial multiples of companies in the same industry as M. Setek, (d) DLOM of 30%, and (e) a control premium of 24%.  The control premium was only applied to the fair value determination of the Series B and C preferred shares, as it was the conversion of these preferred shares into common shares that resulted in the Company obtaining a controlling financial interest in M. Setek.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The AICPA Enterprise Value Allocation Model (the “EVA Model”), a compensation option model for privately-held-company equity securities, was adopted to value preferred stock A, which is considered as part of the total non-controlling interests, and preferred stock D.  The fair value is based on risk free rate of 0.73% and volatility rate of 72.11%.

The fair value of the current assets acquired includes trade receivables with a fair value of NT$449 (US$14) million.  The gross amount due is NT$453 (US$14) million, of which NT$4 million is expected to be uncollected.

The other assets acquired included certain investments accounted for using the equity method, the fair value of which was less than the carrying amount at October 1, 2009.  Pursuant to FASB ASC Topic 805 (Statement No. 141R), the investments were measured at its acquisition-date fair value.  Due to the Company’s ownership interest in M. Setek at the different fair-value-measurement date under ROC GAAP and US GAAP is 15.07% and 58.10%, respectively, the difference under US GAAP between the carrying amount and the fair value of the above-mentioned equity-method investments, which is attributable to the parent company, is NT$653,609 (US$20,457) thousand greater than that under ROC GAAP.  As a result, while the difference was realized in December, 2009, the Company reversed the amount of NT$653,609 (US$20,457) thousand under US GAAP.

There were no intangible assets identified by management in the purchase price allocation process.

Under the acquisition method of accounting, as the acquisition was achieved in stages, the Company re-measured the fair value of its equity interests in M. Setek held before the business combination.  This included the Series B and Series C convertible preferred stocks (whose fair values were determined as previously described above), as well as the Series D convertible preferred stock and the 15.07% equity interest in the common stock of M. Setek.  As a result of this re-measurement, the Company recognized a net re-measurement loss of NT$ 1,445,660 (US$45,248) thousand in non-operating expenses in the condensed consolidated statement of operations under US GAAP in 2009.  The re-measurement is not permitted under ROC GAAP, and therefore no such re-measurement loss has been recognized in the Company’s ROC GAAP consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The amounts of revenue and losses of M. Setek included in the Company’s condensed consolidated statements of operations for US GAAP purposes from the acquisition date to the period ending December 31, 2009 were as follows:

	NT$	US$
	(in thousands)

Revenue	1,510,710	47,284
Loss attributable to equity holders of AU Optronics Corp.	(708,571)	(22,177)

The following unaudited pro forma financial information summarizes the combined results of operations as though the business combination with M. Setek had taken place on January 1, 2008 or January 1, 2009.  This unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the acquisition been effected on January 1, 2008 or January 1, 2009.

	For the year ended December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Revenue	437,966,255	366,661,919	11,476,116
Income (loss) attributable to equity holders of AU Optronics Corp.	13,479,629	(31,380,060)	(982,162)

(b)	Noncontrolling interests

On January 1, 2009, the Company adopted FASB ASC Subtopic 810-10 (Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,”) which requires certain changes to the presentation of the financial statements.  This amendment requires noncontrolling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of operations as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of shareholders' equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  However, if a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

Under ROC GAAP, upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In November 2009, the Company disposed of 6.79% of its investments in DPTW and recognized a disposal loss of NT$28,323 (US$886) thousand under ROC GAAP.  The decrease in equity interests did not result in a loss of control or deconsolidation as of December 31, 2009.  As a result, and pursuant to FASB ASC Subtopic 810-10 (Statement No. 160), the disposal was accounted for as an equity transaction and the loss was reversed under US GAAP.

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to AU Optronics Corp.	45,355,480	13,089,654	(28,670,321)	(897,350)
Transfer (to) from noncontrolling interest
Decrease in AUO’s paid-in capital due to purchase of common shares of DPTW and Lextar	-	-	(8,445)	(264)
Increase in disproportionate participation in Lextar’s capital increase	-	-	76,039	2,380
Decrease in AUO’s paid-in capital for sale of DPTW’s common shares	-	-	(28,323)	(886)
Decrease in disproportionate participation in DPTW’s capital increase	-	-	(8,039)	(252)
Net transfer (to) from noncontrolling interest	-	-	31,232	978
Change from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest	45,355,480	13,089,654	(28,639,089)	(896,372)

(c)	Compensation

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2008, the Company is also required to account for such remuneration under ROC GAAP based on the period when the related services are rendered; see note 2(t).  The change in accounting principle is accounted for prospectively in accordance with ARDF Interpretation No. 2007-052.  Accordingly, there is no difference between the accounting under ROC GAAP and US GAAP in the remuneration to directors starting from fiscal year 2008.  The reconciling item of NT$13,397 thousand for the year ended December 31, 2008, represented the reversal of the prior-year difference.

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

Under ROC GAAP, effective January 1, 2008, employee bonuses are estimated and charged to expense in the period when the related services are provided; see note 2(t).  Accordingly, the difference related to retained earnings appropriation and expensing through profit or loss has been eliminated prospectively.  However, a difference continues to exist related to the “true-up” adjustment in the subsequent year upon stockholders’ approval.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Equity-method investments and other-than-temporary impairment

If an investee company issues new shares and an investor company does not acquire new shares in proportion to its original ownership percentage, the investor company’s equity in the investee company’s net assets will be changed.  Under ROC GAAP, the change in the equity interest is adjusted to capital surplus and long-term investment.  If the investor company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged to retained earnings.  Under US GAAP, subsequent investment is treated as a step acquisition, and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired.  When the investor company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in the investee company’s equity is recognized directly in equity as a equity transaction in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary.”  This policy has been consistently applied before December 31, 2008 and continued to be applied for the equity investment in non-subsidiary afterward.  Starting 2009, as FASB ASC Subtopic 810-10 (Statement No. 160) to be in effect, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions.  Therefore, no gain or loss is recognized in consolidated net income or comprehensive income.  The carrying amount of the noncontrolling interest is adjusted to reflect the change in its ownership interest in the subsidiary.  Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity attributable to the parent.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2008, the Company’s investment in Qisda experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value was less than the carrying amount of the investment, management concluded there was an other-than-temporary impairment at December 31, 2008, for US GAAP purposes.  As a result, the Company recognized an impairment loss of NT$1,928,709 thousand related to its investment in Qisda for the year ended December 31, 2008.  No impairment loss is recorded for ROC GAAP purposes for the investment in Qisda because management believes that the carrying amount is supported by the expected discounted cash flows from the investment.

(e)	Convertible bonds

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

Under US GAAP, in accordance with FASB ASC Topic 815 (Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”) and its related interpretations, management concluded that the conversion features for the two overseas convertible bonds assumed from the merger with QDI at October 1, 2006, namely ECB 2 and ECB 3, qualified as embedded derivative instruments under Statement No. 133, as these bonds are denominated in a currency that is different from AUO’s functional currency, and therefore were required to be bifurcated from the debt hosts.  Management further concluded that the put and call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under Statement No. 133, as they were considered to be clearly and closely related to the debt hosts.  As a result, under US GAAP, ECB 2 and ECB 3 were recorded at the fair value at the date of acquisition without taking into account the embedded conversion options.  The recorded carrying amounts are accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2008, included the impact of changes in the fair value of the embedded derivative instrument liability of NT$1,252,181 thousand, which is recognized only for US GAAP purposes.

In 2009, and as discussed in note 15, ECB 3 was fully redeemed.

(f)	Shareholders’ stock dividends

Under ROC GAAP, shareholders’ stock dividends paid are recorded at par value, with a charge to retained earnings.  Under US GAAP, generally, if the ratio of distribution is less than 25% of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The stock dividends issued in 2007, 2008 and 2009 decreased retained earnings and increased capital surplus by NT$6,862,012 thousand, NT$16,129,873 thousand and NT$5,486,189 (US$171,712) thousand, respectively.

(g)	Defined pension benefits

Effective January 1, 1998, the Company adopted ROC SFAS No. 18, which is not materially different from FASB ASC Topic 715, “Compensation–Retirement Benefits,” (Statement No. 87, “Employers’ Accounting for Pensions,” and Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”) with the exception of the accounting upon adoption.  Pension expense under ROC GAAP differs with US GAAP primarily as a result of unrecognized prior service cost.

In 2006, the Company adopted FASB ASC Topic 715, “Compensation–Retirement Benefits” (Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”).  FASB ASC Topic 715 requires the recognition of the funded status of a defined benefit plan on the balance sheet and the recognition of changes in funded status in the year in which the changes occur through comprehensive income.  The adoption of FASB ASC Topic 715 had no effect on the statements of operations for the periods presented.

(h)	Depreciation of buildings

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years in accordance with the relevant provisions of the ROC Internal Revenue Code.  Under US GAAP, buildings are depreciated over their estimated useful lives of 20 years.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Hedging derivative financial instruments

Upon the adoption of ROC SFAS No. 34 on January 1, 2006, there was no material difference between the accounting under ROC GAAP and US GAAP for hedging derivative financial instruments executed on or after January 1, 2006, except that ROC SFAS No. 34 permits the designation of derivatives entered into before the date of initial adoption on January 1, 2006, as effective hedge.  In 2009, derivative financial instruments executed before January 1, 2006 and designated by the Company as cash flow hedges upon the adoption of ROC SFAS No. 34 were fully closed and settled in the current year.

(j)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for earned but unused vacation at the end of each year.  Under US GAAP, earned but unused vacation that can be carried over to subsequent periods is accrued at each balance sheet date.

(k)	Research and development expense

Under ROC GAAP, the amortization of patent and licensing fees for product and process technology is included in the research and development expense.  Under US GAAP, the amortization expense is included in the cost of goods sold.

(l)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year.  Under ROC GAAP, fixed escalation of rental payment is recognized as it becomes payable.  Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

(m)	Income taxes

The statutory income tax rate in the Republic of China is 25%.  In May 2009, the ROC Income Tax Act was revised to reduce the statutory tax rate to 20% effective from 2010.  In addition, an additional 10% corporation income tax is imposed but only to the extent that earnings is not distributed before the end of the subsequent year.  The additional income tax, or the undistributed earnings surtax, is determined in the subsequent year when the distribution plan relating to earnings attributable to the preceding year is approved by the Company’s stockholders.  The actual payment of the undistributed earnings surtax will then become due and payable in the year following the finalization of the distribution plan.

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based are distributed in future years, in which case the shareholders, but not the Company, can claim an income tax credit.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution.  For US GAAP purposes, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years.  For US GAAP purpose, the tax rate used by the Company to measure its income tax expenses by using effective rate was 31.8% for the years from 2006 to 2008, and 27.2% for the years from and after 2009.

Effective January 1, 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes” included in FASB ASC Subtopic 740-10.  FASB ASC Subtopic 740-10 (FIN 48) addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return.  FASB ASC Subtopic 740-10 (FIN 48) also provides related guidance on measurement, classification, interest and penalties, and disclosure.  The adoption and implementation of FASB ASC Subtopic 740-10 (FIN 48) did not have a material impact on the Company’s consolidated financial statements.  ROC GAAP does not provide any explicit guidance on the accounting for uncertainty in income taxes.  There is no significant difference in the Company’s accounting policy for income tax uncertainties between ROC GAAP and US GAAP.

(n)	Earnings per common share

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Principles of consolidation

As described in note 1, AUO purchased a 49% ownership interest in Toppan CFI and has an agreement in place.  Under ROC GAAP, the Company consolidated Toppan CFI in accordance with ROC SFAS No. 7.  Under US GAAP, AUO determined that Toppan CFI is a variable interest entity (“VIE”) under FASB ASC Subtopic 810-10, “Consolidation—Overall” (FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”), and AUO is considered the primary beneficiary.  Therefore, the Company consolidated Toppan CFI in accordance with FASB ASC Subtopic 810-10 starting from fiscal year 2007.  Under FASB ASC Subtopic 810-10, the assets and liabilities of the VIE are recorded at fair value (including the portion attributable to noncontrolling interests).  Under ROC GAAP, when the acquirer’s interest in the acquiree is less than 100 percent, assets and liabilities are adjusted to reflect fair value only to the extent of the acquirer’s interest in the acquiree.

(p)	Goodwill

Under ROC GAAP, the Company determined that it is a single CGU for purposes of testing goodwill for impairment.  The recoverable amount of the CGU is calculated using a cash flow projection of eight years and is compared to the carrying value of CGU.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized.

Under US GAAP, pursuant to FASB ASC Topic 350, “Intangibles—Goodwill and Other” (Statement No. 142, “Goodwill and Other Intangible Assets”), goodwill arising from a purchase business combination is tested for impairment annually or more frequently if events or circumstances indicate it might be impaired.  The Company has determined that it is a single reporting unit for purposes of testing goodwill for impairment.  The goodwill impairment test is a two-step test.  Under the first step, the Company compares the carrying amount of its total stockholders’ equity determined on a US GAAP basis to its market value based on the quoted value of its common stock on the impairment evaluation date to determine if goodwill is potentially impaired.  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company proceeds to perform step two of the impairment test (i.e., measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement No. 141.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Fair value of the reporting unit is determined using a control premium analysis.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  The Company performs its annual impairment review of goodwill at June 30 and when a triggering event occurs between annual impairment tests.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the fourth quarter of 2008, the global financial crisis had a significant adverse effect on the Company’s quoted market price.  At December 31, 2008, the market capitalization of the Company dropped below the book value of stockholders’ equity, which necessitated an additional test for goodwill impairment at the 2008 year-end.  Consequently, the Company performed an analysis at the 2008 year-end to evaluate the potential impairment of the Company’s goodwill based on the Company’s adjusted market capitalization at December 31, 2008.  Specifically, the Company’s market capitalization was adjusted by an appropriate control premium to derive at the estimated fair value of the Company.  Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits.  To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the industry that the Company operates.  Furthermore, the results of the control premium analysis were corroborated with the results of an income approach of measuring the fair value of the Company.  Based on management’s assessment, the Company’s fair value exceeded the book value of the Company’s stockholders’ equity at December 31, 2008.  Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test under FASB ASC Topic 350 was not necessary.

Under US GAAP, management determined that the Group in essence currently only has one reporting unit for purposes of testing goodwill for impairment, which is the enterprise as a whole.  On June 30, 2009, management compared the carrying amount of total stockholders’ equity consolidated on a US GAAP basis to market value based on the quoted market price of the company’s shares on the date of assessment to determine if goodwill is potentially impaired. Management did the test again for goodwill impairment on December 31, 2009. Based on the assessments mentioned above, management concluded that goodwill was not impaired under both ROC GAAP and US GAAP.

(q)	Potential antitrust loss

Under ROC GAAP, the provision for potential antitrust losses is usually recognized in the consolidated statement of operations as a non-operating expense.

Under US GAAP, the provision for potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income (loss) attributable to the stockholders of AU Optronics Corp.

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp., ROC GAAP	56,417,766	21,267,386	(26,769,335)	(837,851)
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
-Amortization of intangible assets	(1,049,496)	(1,049,496)	-	-
-Depreciation	(16,868)	(22,266)	(79,663)	(2,493)
-Disposals of available-for-sale securities	-	14,030	136,731	4,280
-Impairment of available-for-sale securities	-	(182,466)	-	-
Acquisition method of accounting for acquisition of M. Setek
-Impairment loss	-	-	653,609	20,457
-Remeasurement loss	-	-	(1,445,660)	(45,248)
-Gain on bargain purchase	-	-	162,682	5,092
Acquisition method of accounting for other	-	-	41,099	1,286
b) Noncontrolling interests
-Decrease in ownership not resulting in loss of control	-	-	28,323	886
c) Compensation
-Remuneration to directors and supervisors	(158,500)	13,397	-	-
-Employee bonuses
-Current-year provision	(4,573,000)	-	-	-
-Adjustment to fair value	(2,584,194)	(6,520,538)	(216,324)	(6,771)
d) Long-term equity investments
-Investment losses	(72,354)	(192,840)	(36,241)	(1,134)
-Impairment loss	-	(1,928,709)	-	-
e) Convertible bonds	(132,599)	1,252,181	-	-
g) Pension expense	2,550	2,307	1,979	62
h) Depreciation of buildings	(1,675,418)	(1,728,045)	(2,209,816)	(69,165)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
i) Hedging derivative financial instruments	167,019	32,625	(32,625)	(1,021)
j) Compensated absences expense	(11,014)	80,470	(230,102)	(7,202)
l) Escalation adjustment of rent expense	6,802	2,129	2,129	67
m) Tax effect of the above US GAAP adjustments	832,523	430,476	1,031,220	32,276
m) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(17,489)	(80,789)	(96,163)	(3,010)
m) 10% surtax on undistributed retained earnings and others	(1,780,248)	1,699,802	387,836	12,139
Net income (loss) attributable to stockholders of AU Optronics Corp., US GAAP	45,355,480	13,089,654	(28,670,321)	(897,350)
Earnings (loss) per share:
Basic	5.39	1.52	(3.26)	(0.10)
Diluted	5.17	1.49	(3.26)	(0.10)
Weighted-average number of shares outstanding (in thousands):
Basic	8,409,607	8,606,669	8,785,178
Diluted	8,818,252	8,817,625	8,785,178

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Reconciliation of consolidated equity attributable to the stockholders of AU Optronics Corp.:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Equity attributable to stockholders of AU Optronics Corp., ROC GAAP	290,058,971	262,087,137	8,203,040
a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	342,621
- Other assets	(27,227)	(106,890)	(3,345)
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	-	653,609	20,457
- Remeasurement loss	-	(1,445,660)	(45,248)
- Gain on bargain purchase	-	162,682	5,092
Acquisition method of accounting for other	-	41,099	1,286
d) Subsidiaries and long-term equity investments	(2,004,853)	756,923	23,691
d) Cumulative translation adjustments	(11,086)	38,603	1,208
g) Defined benefit plan
- Accrued pension cost	17,587	(20,698)	(648)
- Recognition of funded status under FASB ASC Subtopic 715-60 (Statement No. 158)	(207,207)	(375,411)	(11,750)
h) Accumulated depreciation of buildings	(6,279,693)	(8,489,509)	(265,712)
j) Accrued compensated absences	(161,706)	(391,808)	(12,263)
l) Accrued rental expense and adjustment to land cost	(98,668)	(96,539)	(3,022)
m) Deferred income tax assets and liabilities	1,159,018	2,508,712	78,520
Equity attributable to stockholders of AU Optronics Corp., US GAAP	293,391,868	266,268,982	8,333,927

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	US GAAP condensed consolidated financial statements

(1)	Condensed consolidated balance sheets

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Assets
Current assets	145,522,348	195,902,913	6,131,547
Long-term investments	6,469,741	12,505,585	391,411
Property, plant and equipment, net	383,958,143	385,571,559	12,067,967
Goodwill and intangible assets	26,399,359	25,036,528	783,616
Other assets	6,636,001	7,125,197	223,011
Total Assets	568,985,592	626,141,782	19,597,552

Liabilities and Equity
Current liabilities	152,647,199	203,120,887	6,357,461
Long-term liabilities	115,209,312	145,004,401	4,538,479
Equity attributable to stockholders of AU Optronics Corp.	293,391,868	266,268,982	8,333,927
Noncontrolling interests	7,737,213	11,747,512	367,685
Total Liabilities and Equity	568,985,592	626,141,782	19,597,552

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Condensed consolidated statements of operations

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Net sales	480,184,256	423,928,193	358,732,803	11,227,944
Cost of goods sold	407,004,913	380,968,342	357,966,412	11,203,957
Gross profit	73,179,343	42,959,851	766,391	23,987
Operating expenses	21,328,332	22,811,722	29,076,075	910,049
Operating income (loss)	51,851,011	20,148,129	(28,309,684)	(886,062)
Non-operating expenses, net	(3,416,728)	(4,061,975)	(1,352,661)	(42,337)
Income (loss) before income taxes	48,434,283	16,086,154	(29,662,345)	(928,399)
Income tax expense (benefit)	3,053,124	2,579,576	(1,359,533)	(42,552)
Net income (loss)	45,381,159	13,506,578	(28,302,812)	(885,847)
Less net income attributable to noncontrolling interests	25,679	416,924	367,509	11,503
Net income (loss) attributable to stockholders of AU Optronics Corp.	45,355,480	13,089,654	(28,670,321)	(897,350)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Condensed consolidated statements of comprehensive income (loss) under US GAAP

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to stockholders of AU Optronics Corp.	45,355,480	13,089,654	(28,670,321)	(897,350)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	290,193	(727,376)	226,874	7,101
Unrealized gains (losses) on securities	1,436,558	(1,693,174)	1,680,476	52,597
Cumulative translation adjustments	646,134	1,277,232	(611,237)	(19,131)
Defined benefit plan	110,991	(18,548)	(120,856)	(3,783)
Other comprehensive income (loss), net of tax	2,483,876	(1,161,866)	1,175,257	36,784
Comprehensive income (loss) attributable to stockholders of AU Optronics Corp.	47,839,356	11,927,788	(27,495,064)	(860,566)

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income attributable to noncontrolling interests	25,679	416,924	367,509	11,503
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	-	-	-	-
Unrealized gains (losses) on securities	-	-	-	-
Cumulative translation adjustments	39,995	32,727	(73,534)	(2,302)
Defined benefit plan	2,964	(1,432)	(2,269)	(71)
Other comprehensive income (loss), net of tax	42,959	31,295	(75,803)	(2,373)
Comprehensive income attributable to noncontrolling interests	68,638	448,219	291,706	9,130

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Changes in equity attributable to AU Optronics Corp., noncontrolling interests and total equity under US GAAP

	Years ended December 31, 2007, 2008 and 2009
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)

Balance at January 1, 2007	238,618,131	342,014	238,960,145
Employees’ profit sharing—cash	(245,793)	-	(245,793)
Capitalization of employee stock bonus	3,321,574	-	3,321,574
Cash dividends	(1,514,793)	-	(1,514,793)
Issuance of stock for conversion of bonds	3,783,171	-	3,783,171
Deferred compensation cost for employee stock options	3,890	-	3,890
Issuance of stock from exercise of employee stock option	126,491	-	126,491
Effect of inclusion of newly consolidated subsidiaries	-	8,035,132	8,035,132
Proceeds from subsidiaries capital increase	-	396,228	396,228
Other changes in equity	(66,205)	-	(66,205)
Comprehensive income:
Net income	45,355,480	25,679	45,381,159
Other comprehensive income, net of tax:
Derivative and hedging activities	290,193	-	290,193
Unrealized gains on securities	1,436,558	-	1,436,558
Cumulative translation adjustments	646,134	39,995	686,129
Defined benefit plan	110,991	2,964	113,955
Comprehensive income	47,839,356	68,638	47,907,994

Balance at December 31, 2007	291,865,822	8,842,012	300,707,834

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Years ended December 31, 2007, 2008 and 2009
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)

Employees’ profit sharing—cash	(1,624,832)	(19,571)	(1,644,403)
Capitalization of employee stock bonus	11,093,538	-	11,093,538
Cash dividends	(19,670,577)	(110,823)	(19,781,400)
Issuance of stock for conversion of bonds	151,793	-	151,793
Issuance of stock from exercise of employee stock option	26,609	-	26,609
Proceeds from subsidiaries capital increase	-	40,000	40,000
Other changes in equity	(378,273)	(1,462,624)	(1,840,897)
Comprehensive income:
Net income	13,089,654	416,924	13,506,578
Other comprehensive income, net of tax:
Derivative and hedging activities	(727,376)	-	(727,376)
Unrealized losses on securities	(1,693,174)	-	(1,693,174)
Cumulative translation adjustments	1,277,232	32,727	1,309,959
Defined benefit plan	(18,548)	(1,432)	(19,980)
Comprehensive income	11,927,788	448,219	12,376,007
Balance at December 31, 2008	293,391,868	7,737,213	301,129,081
Employees’ profit sharing—cash	2,226,093	-	2,226,093
Cash dividends	(2,551,716)	-	(2,551,716)
Net transfer from noncontrolling interest	31,232	(31,232)	-
Proceeds from subsidiaries capital increase	-	2,445,262	2,445,262
Effect of inclusion of newly consolidated subsidiaries	-	1,762,956	1,762,956
Other changes in equity	666,569	(458,393)	208,176
Comprehensive income (loss):
Net income (loss)	(28,670,321)	367,509	(28,302,812)
Other comprehensive income, net of tax:
Derivative and hedging activities	226,874	-	226,874
Unrealized gains on securities	1,680,476	-	1,680,476
Cumulative translation adjustments	(611,237)	(73,534)	(684,771)
Defined benefit plan	(120,856)	(2,269)	(123,125)
Comprehensive income (loss)	(27,495,064)	291,706	(27,203,358)
Balance at December 31, 2009	266,268,982	11,747,512	278,016,494
Balance at December 31, 2009 (in US$)	8,333,927	367,685	8,701,612

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Condensed consolidated statements of cash flows

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net cash provided by (used in):
Operating activities	156,942,207	132,044,194	58,566,108	1,833,055
Investing activities	(66,313,691)	(101,242,355)	(68,550,309)	(2,145,550)
Financing activities	(44,816,566)	(37,473,199)	11,467,617	358,924
Effect of exchange rate change on cash and cash equivalents	152,392	216,450	525,198	16,438
Net change in cash and cash equivalents	45,964,342	(6,454,910)	2,008,614	62,867
Cash and cash equivalents at beginning of year	43,925,265	89,889,607	83,434,697	2,611,415
Cash and cash equivalents at end of year	89,889,607	83,434,697	85,443,311	2,674,282

(t)	Additional US GAAP disclosure

(1)	Available-for-sale securities

The Company holds marketable securities that are classified as available-for-sale securities.  Information on available-for-sale securities held at each balance sheet date is as follows:

			Total unrealized	Total unrealized
	Cost*	Fair value	gains	losses
	NT$	NT$	NT$	NT$
		(in thousands)
Current assets:
As of December 31, 2008	504,823	470,301	-	34,522
As of December 31, 2009	-	-	-	-
Long-term investments:
As of December 31, 2008	592,697	595,750	137,343	134,290
As of December 31, 2009	539,292	2,012,265	1,473,354	381

*
Cost basis as of December 31, 2008, reflects the impact of the other-than-temporary impairment losses of NT$514,163 thousand, which resulted in a new cost basis of the related available-for-sale securities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized losses on available-for-sale securities for which other-than-temporary impairment has not been recognized at December 31, 2008 and 2009, relate to investments that had been in a continuous unrealized loss position for less than 12 months.

Information on the sale of available-for-sale securities for the years ended December 31, 2007, 2008 and 2009, is summarized as follows.  The costs of the securities sold were determined on a weighted-average basis.

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2007	29,956	15,714	-
For the year ended December 31, 2008	270,250	40,475	58
For the year ended December 31, 2009	939,158	374,372	-

(2)	Allowance for doubtful accounts, and sales returns and discounts (including related parties)

A roll-forward of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales returns and discounts:
Balance at beginning of year	1,307,549	1,572,215	1,244,468	38,950
Provisions charged to earnings	4,093,943	2,606,923	620,393	19,418
Write-offs	(3,829,277)	(2,934,670)	(1,650,534)	(51,660)
Balance at end of year	1,572,215	1,244,468	214,327	6,708

(3)	Pension-related benefits

(i)       Defined benefit pension plans in Taiwan

AUO and Toppan CFI have established defined benefit pension plans covering their full-time employees in the Republic of China who joined the Company before July 1, 2005, and elected to participate in the plans.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Net periodic benefit cost for AUO’s and Toppan CFI’s defined benefit pension plans amounted to NT$24,397 thousand, NT$15,661 thousand and NT$14,409 (US$451) thousand for the years ended December 31, 2007, 2008 and 2009, respectively.

AUO and Toppan CFI use a measurement date of December 31 for their plans.

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	984,913	1,057,377	33,095
Service cost	8,116	8,077	253
Interest cost	29,548	26,435	827
Actuarial loss	36,303	173,594	5,433
Curtailment	(1,503)	-	-
Projected benefit obligation at end of year	1,057,377	1,265,483	39,608

The accumulated benefit obligation for the pension plans was NT$490,196 thousand and NT$588,596 (US$18,422) thousand at December 31, 2008 and 2009, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	947,714	1,111,106	34,776
Actual return on plan assets	30,264	23,213	727
Actual contributions	133,128	120,361	3,767
Fair value of plan assets at end of year	1,111,106	1,254,680	39,270

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

The Company’s pension fund is managed by a government-established institution with minimum return guaranteed by government and the fund asset is treated as cash category.

The following table sets forth the amounts recognized related to AUO’s and Toppan CFI’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Funded status - plan assets more (less) than benefit obligations	53,730	(10,803)	(338)
Prepaid pension cost (accrued liability)	53,730	(10,803)	(338)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Prepaid pension cost (accrued liability) at beginning of year	(37,198)	53,730	1,682
Net periodic benefit cost	(15,661)	(14,409)	(451)
Actual contributions	133,128	120,361	3,767
Pension liability adjustments under FASB Topic 715-60 (Statement No. 158)	(26,539)	(170,485)	(5,336)
Prepaid pension cost (accrued liability) at end of year	53,730	(10,803)	(338)

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Service cost	9,264	8,116	8,077	253
Interest cost	26,679	29,547	26,435	827
Expected return on plan assets	(22,031)	(28,408)	(27,881)	(872)
Amortization of net transition cost	323	288	323	10
Recognized net actuarial loss	10,162	6,118	7,455	233
Net periodic benefit cost	24,397	15,661	14,409	451

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2007	2008	2009

Discount rate	3.00%	2.50%	2.25%
Rate of increase in compensation levels	2.00% – 3.50%	2.50% – 3.00%	3.00%

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2007	2008	2009

Discount rate	2.50% – 2.75%	3.00%	2.50%
Rate of increase in compensation levels	2.00% – 3.50%	2.00% – 3.50%	2.50% – 3.00%
Expected long-term rate of return on plan assets	2.50% – 3.00%	2.50%	2.25% – 2.50%

According to applicable regulations in the Republic of China, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

AUO and Toppan CFI contributed NT$120,361(US$3,767) thousand to the pension plans in 2009, and anticipate contributing NT$119,717 thousand to the plans in 2010.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2010	10,979	344
2011	19,994	626
2012	11,307	354
2013	16,554	518
2014	61,961	1,939
2015-2019	340,048	10,643

The expected benefits are estimated based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2009 and include estimated future employee service.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)       Defined benefit pension plans in Japan

The following table sets forth the change in benefit obligations for the pension plans:

	December 31, 2009
	NT$	US$
	(in thousands)

Projected benefit obligation at October 1, 2009	157,667	4,935
Service cost	5,936	186
Interest cost	788	25
Actuarial loss	(532)	(17)
Benefit	(17)	(1)
Projected benefit obligation at end of year	163,842	5,128

The accumulated benefit obligation for the pension plans was NT$143,406 (US$4,488) thousand at December 31, 2009.

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31, 2009
	NT$	US$
	(in thousands)

Fair value of plan assets at October 1, 2009	31,870	998
Actual return on plan assets	(403)	(13)
Actual contributions	1,185	37
Benefit	(17)	(1)
Fair value of plan assets at end of year	32,635	1,021

The following table sets forth the amounts recognized related to M. Setek’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31, 2009
	NT$	US$
	(in thousands)

Funded status—plan assets less than benefit obligations	(131,207)	(4,107)
Accrued liability	(131,207)	(4,107)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2009
	NT$	US$
	(in thousands)

Accrued liability at October 1, 2009	(125,796)	(3,937)
Net periodic benefit cost	(6,665)	(209)
Actual contributions	1,185	37
Pension liability adjustments under FASB Topic 715-60 (Statement No. 158)	69	2
Accrued liability at end of year	(131,207)	(4,107)

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the period from October 1 to December 31, 2009
	NT$	US$
	(in thousands)

Service cost	5,936	186
Interest cost	788	25
Expected return on plan assets	(59)	(2)
Net periodic benefit cost	6,665	209

The weighted-average assumptions used in computing the benefit obligations were as follows:

December 31, 2009

Discount rate	2.0%
Rate of increase in compensation levels	1.2% – 5.55%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

For the period from October 1 to December 31, 2009

Discount rate	2.0%
Rate of increase in compensation levels	1.2% – 5.55%
Expected long-term rate of return on plan assets	0.75%

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

M. Setek contributed NT$1,185 (US$37) thousand to the pension plans during October 1 to December 31, 2009, and anticipates contributing NT$4,738 thousand to the plans in 2010.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2010	1,724	54
2011	1,939	61
2012	5,373	168
2013	8,370	262
2014	3,967	124
2015-2018	42,904	1,343

The expected benefits are estimated based on the same assumptions used to measure M. Setek’s benefit obligation at December 31, 2009 and include estimated future employee service.

(4)	Income taxes

(i)	The sources of income (loss) before taxes are summarized as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Domestic operations	47,220,132	13,629,712	(34,957,294)	(1,094,125)
Foreign operations	1,214,151	2,456,442	5,294,949	165,726
	48,434,283	16,086,154	(29,662,345)	(928,399)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Current income tax expense (benefit):
Domestic	4,310,720	2,060,713	(13,453)	(421)
Foreign	182,505	144,502	698,484	21,862
Deferred income tax expense (benefit):
Domestic	(1,404,671)	538,317	(1,816,893)	(56,867)
Foreign	(35,430)	(163,956)	(227,671)	(7,126)
Income tax expense (benefit)	3,053,124	2,579,576	(1,359,533)	(42,552)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) as reported under US GAAP for 2007, 2008 and 2009 was as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense (benefit)	12,108,571	4,021,538	(7,415,586)	(232,100)
Decrease (increase) in investment tax credits, net of expired portion	(2,685,794)	(8,506,844)	2,664,946	83,410
Increase (decrease) in valuation allowance	(7,645,980)	4,937,090	2,259,473	70,719
Tax exemption	(6,085,443)	(2,975,267)	-	-
Employee bonuses	1,789,298	1,630,135	-	-
Tax on undistributed retained earnings	5,641,777	2,126,739	667	21
Effect of changes in statutory income tax rate	-	-	2,321,716	72,667
Effect of different subsidiary income tax rate	(59,303)	(99,477)	(491,379)	(15,380)
Impairment loss on domestic marketable securities and domestic equity-method investee	-	723,837	-	-
Non-deductible expense and others	(10,002)	721,825	(699,370)	(21,889)
Income tax expense (benefit)	3,053,124	2,579,576	(1,359,533)	(42,552)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	The components of deferred income tax assets and liabilities were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	2,078,665	1,061,836	33,234
Unrealized loss and expenses	1,882,249	3,809,103	119,221
Other current liabilities	876,378	601,826	18,836
Investment tax credits	20,416,402	17,757,976	555,805
Net operating loss carryforwards	256,900	6,685,747	209,257
Convertible bonds	32,943	28,178	882
Property, plant and equipment	2,088,558	2,628,148	82,258
Others	564,672	1,137,926	35,616
Gross deferred tax assets	28,196,767	33,710,740	1,055,109
Valuation allowance	(16,624,849)	(19,855,487)	(621,455)
Net deferred tax assets	11,571,918	13,855,253	433,654

Deferred tax liabilities:
Long-term investment—equity method	(1,035,489)	(1,672,344)	(52,343)
Goodwill	(765,906)	(839,121)	(26,263)
Property, plant and equipment	-	(1,453,849)	(45,504)
Cumulative translation adjustments	(773,427)	(381,087)	(11,928)
Others	(452,256)	(283,602)	(8,876)
Total deferred tax liabilities	(3,027,078)	(4,630,003)	(144,914)
Net deferred tax assets	8,544,840	9,225,250	288,740

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits are utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards, net of the existing valuation allowance at December 31, 2009.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward or reversal periods are reduced.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation allowance at December 31, 2009, represented the amount of tax benefits related to investment tax credit carryforwards which management determined are not more likely than not to be realized due, in part, to projections of future taxable income.  As of December 31, 2007, 2008 and 2009, the increase (decrease) in valuation allowance amounted to NT$(7,297,685) thousand, NT$3,108,708 thousand and NT$3,230,638 (US$101,115) thousand, respectively.

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings. As of December 31, 2009 NT$6,029,659 (US$188,722) thousand of such investment tax credits have expired unutilized.  Any further subsequent recognition of tax benefit related to valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations under FASB ASC Topic 805 (Statement No. 141R).

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis between current and noncurrent deferred tax assets for the relevant jurisdiction.  As of December 31, 2008 and 2009, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
		(in thousands)

Deferred tax assets—current	4,877,051	5,365,909	167,947
Deferred tax assets—noncurrent	6,556,452	8,294,282	259,601
Deferred tax liabilities—current	(267,355)	(22,182)	(694)
Deferred tax liabilities—noncurrent	(2,621,308)	(4,412,759)	(138,114)
	8,544,840	9,225,250	288,740

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Summary of total income taxes (benefit):

In 2007, 2008 and 2009, the total income taxes (benefit) were allocated as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Income tax expense (benefit) from continuing operations	3,053,124	2,579,576	(1,359,533)	(42,552)
Other comprehensive income	331,665	183,268	(179,004)	(5,603)
Tax benefit allocated to reduce goodwill	(1,215,980)	(1,524,387)	-	-
Total income tax (benefit)	2,168,809	1,238,457	(1,538,537)	(48,155)

(iv)	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	-	709,134	-	-
Increase related to prior-year tax positions	709,134	-	3,368	105
Decrease related to prior-year tax positions	-	(309,327)	-	-
Settlements	-	(399,807)	-	-
Balance at end of year	709,134	-	3,368	105

In 2009, the income tax authorities in Taiwan completed the examination of AUO’s income tax returns for 2007.  As a result of the examination, the Company increased the accrued liability for unrecognized tax benefits related to prior-year tax positions for an amount of NT$3,368 (US$105) thousand.  As of December 31, 2009, the Company did not have any unrecognized tax benefits and does not expect any significant change in the unrecognized tax benefits within the next 12 months.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2008 and 2009, the components of property, plant and equipment were as follows:

	December 31, 2008
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	6,187,337	-	6,187,337
Buildings	72,120,009	(16,159,543)	55,960,466
Machinery and equipment	509,371,848	(268,798,291)	240,573,557
Other equipment and general assets	37,233,663	(28,481,052)	8,752,611
Construction in progress	12,299,311	-	12,299,311
Prepayments for purchases of land and equipment	60,184,861	-	60,184,861
	697,397,029	(313,438,886)	383,958,143

	December 31, 2009
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	7,805,694	-	7,805,694
Buildings	89,175,146	(21,493,284)	67,681,862
Machinery and equipment	620,736,569	(354,761,499)	265,975,070
Other equipment and general assets	43,179,551	(35,406,845)	7,772,706
Construction in progress	9,773,502	-	9,773,502
Prepayments for purchases of land and equipment	26,562,725	-	26,562,725
	797,233,187	(411,661,628)	385,571,559

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	The changes in the components of accumulated other comprehensive income (loss) were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation adjustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2006	(104,907)	145,607	399,931	(234,510)	206,121
Net current-period change	290,193	1,436,558	646,134	110,991	2,483,876
Balance at December 31, 2007	185,286	1,582,165	1,046,065	(123,519)	2,689,997
Net current-period change	(727,376)	(1,693,174)	1,277,232	(18,548)	(1,161,866)
Balance at December 31, 2008	(542,090)	(111,009)	2,323,297	(142,067)	1,528,131
Net current-period change	226,874	1,680,476	(611,237)	(120,856)	1,175,257
Balance at December 31, 2009	(315,216)	1,569,467	1,712,060	(262,923)	2,703,388
The related income tax effects allocated to each component of other comprehensive income (loss) were as follows:

	For the year ended December 31, 2007
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	357,891	(67,698)	290,193
Unrealized gains on securities	1,452,272	-	1,452,272
Less: reclassification adjustment for gains realized in income	(15,714)	-	(15,714)
Cumulative translation adjustments	893,121	(246,987)	646,134
Defined benefit plan	127,971	(16,980)	110,991
Net current-period changes	2,815,541	(331,665)	2,483,876

	For the year ended December 31, 2008
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	(961,446)	234,070	(727,376)
Unrealized losses on securities	(1,652,757)	-	(1,652,757)
Less: reclassification adjustment for gains realized in income	(40,417)	-	(40,417)
Cumulative translation adjustments	1,702,116	(424,884)	1,277,232
Defined benefit plan	(26,094)	7,546	(18,548)
Net current-period changes	(978,598)	(183,268)	(1,161,866)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2009
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	299,014	(72,140)	226,874
Unrealized gains on securities	2,054,848	-	2,054,848
Less: reclassification adjustment for gains realized in income	(374,372)	-	(374,372)
Cumulative translation adjustments	(809,581)	198,344	(611,237)
Defined benefit plan	(173,656)	52,800	(120,856)
Net current-period changes	996,253	179,004	1,175,257

There are no tax effects from realized or unrealized gains (losses) on available-for-sale securities since capital gains (losses) on Republic of China securities are not taxable (deductible) in Taiwan.

(7)	Product revenue information

The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”).  The CODM evaluates consolidated results of revenue by product and manufacturing operations when making decisions about allocating resources and assessing performance of the Company.  Consequently, the Company has determined that it has one reportable operating segment as that term is defined by FASB ASC Topic 280, “Segment Reporting— Overall.” (Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information”)

The revenue for principal products comprised the following:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)
Panels for computer products:
Panels for notebook computers	89,031	81,100	60,432	1,891
Panels for desktop monitors	133,278	93,097	68,431	2,142
Total panels for computer products	222,309	174,197	128,863	4,033
Panels for LCD televisions	200,573	188,162	166,223	5,203
Panels for consumer electronics products	43,023	42,599	45,131	1,413
Panels for industrial products	11,988	13,665	1,993	62
Other(1)	2,291	5,305	16,523	517
Total	480,184	423,928	358,733	11,228

(1)	Includes revenues generated from sales of raw materials, components, other TFT-LCD panel products, solar module and from service charges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Basic and diluted (L) EPS

Basic (L) EPS for years 2007, 2008 and 2009 were computed as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
	(in thousands, except for per share data)

Net income (loss) attributable to stockholders of AU Optronics Corp.	45,355,480	13,089,654	(28,670,321)

Weighted-average number of shares outstanding during the year—retroactively adjusted:
Shares of common stock at beginning of year	7,573,403	7,865,201	8,505,720
Employee stock options	1,138	419	-
Issuance of common stock for conversion of bonds	26,126	2,398	-
Issuance of shareholders’ stock dividends and employee stock bonus	175,206	487,971	279,458
Retroactive adjustment for capitalization of retained earnings	633,734	250,680	-
	8,409,607	8,606,669	8,785,178
Basic (L) EPS:
Net income (loss)	5.39	1.52	(3.26)

Diluted (L) EPS for years 2007, 2008 and 2009 were computed as follows:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
	(in thousands, except for per share data)

Net income (loss) attributable to stockholders of AU Optronics Corp. for computing diluted EPS:
Net income (loss)	45,355,480	13,089,654	(28,670,321)
Effect of dilutive potential common stock related to convertible bonds	208,622	39,792	-
	45,564,102	13,129,446	(28,670,321)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
	(in thousands, except for per share data)

Weighted-average number of shares outstanding during the year—retroactively adjusted (including the effect of dilutive potential common stock):
Shares of common stock at beginning of year	7,573,403	7,865,201	8,505,720
Employee stock options	1,138	419	-
Issuance of common stock for conversion of bonds	26,126	2,398	-
Issuance of shareholders’ stock dividends and employee stock bonus	175,205	487,971	279,458
Effect of dilutive potential common stock related to stock options	547	104	-
Effect of dilutive potential common stock related convertible bonds	377,304	204,708	-
Retroactive adjustment of capitalization of retained earnings	664,529	256,824	-
	8,818,252	8,817,625	8,785,178

Diluted (L)EPS:
Net income (loss)	5.17	1.49	(3.26)

As of December 31, 2009, the zero coupon convertible bond with a principal amount of NT$2,690,900 (US$84,222) thousand which can be converted to 73,083 thousand shares, was not included in the computation of diluted earnings per share due to its anti-dilutive effect.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Goodwill and other intangible assets

(i)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009, were as follows:

	For the year ended December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	23,751,714	22,227,327	695,691
Tax benefit allocated to reduce goodwill	(1,524,387)	-	-
Balance at end of year	22,227,327	22,227,327	695,691

(ii)	Other intangible assets

Details of the other intangible assets were as follows:

	December 31, 2008
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	22,842,711	19,589,604	3,253,107
Core technologies	3,675,700	2,756,775	918,925
	26,518,411	22,346,379	4,172,032

	December 31, 2009
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	23,110,842	20,301,641	2,809,201	87,925
Core technologies	3,675,700	3,675,700	-	-
	26,786,542	23,977,341	2,809,201	87,925

Patents and licensing fees have a weighted-average amortization period of approximately eight years.  Core technologies have a weighted-average useful life of three years.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amortization expense on intangible assets amounted to NT$4,042,617 thousand, NT$2,981,572 thousand and NT$1,630,962 (US$51,047) thousand for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2009, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	December 31
	NT$	US$
	(in thousands)

2010	637,474	19,952
2011	384,577	12,037
2012	371,941	11,641
2013	343,282	10,745
2014	242,256	7,582
Thereafter	829,671	25,968
Total	2,809,201	87,925

(10)	Fair value measurements

The Company adopted FASB ASC Topic 820 (Statement No. 157) on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  On January 1, 2009, the Company adopted the provisions of FASB ASC Topic 820 (Statement No. 157) for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  FASB ASC Topic 820 (Statement No. 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (i.e., Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

(i)
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.  Assets utilizing Level 1 inputs include available-for-sale securities that are actively traded.

(ii)
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Assets and liabilities utilizing Level 2 inputs include interest rate swap contracts, foreign currency forward contracts and embedded derivative financial instruments.

(iii)	Level 3 inputs are unobservable inputs for the asset or liability.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008 and 2009.

		Fair value measurements at reporting date using
	December 31, 2008	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)*
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Available-for-sale financial assets - current	470,301	470,301	-	-
Foreign currency forward contracts	1,067,531	-	1,067,531	-
Interest rate swap contracts	5,398	-	5,398	-
Available-for-sale financial assets - noncurrent	595,750	595,750	-	-

Liabilities:				-
Foreign currency forward contracts	28,831	-	28,831	-
Interest rate swap contracts	829,389	-	829,389	-
Embedded derivative instrument liabilities	-	-	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		Fair value measurements at reporting date using
	December 31, 2009	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)*
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	378,252	-	378,252	-
Interest rate swap contracts	3,963	-	3,963	-
Options contracts	9,743	-	9,743	-
Available-for-sale financial assets - noncurrent	2,012,265	2,012,265	-	-

Liabilities:				-
Foreign currency forward contracts	933,289	-	933,289	-
Interest rate swap contracts	515,847	-	515,847	-
Options contracts	154,513	-	154,513	-
Embedded derivative instrument liabilities	-	-	-	-

*
There were no financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in FASB ASC Topic 820 (Statement No. 157) for the years ended December 31, 2008 and 2009.

The consolidated financial statements as of and for the years ended December 31, 2008 and 2009 do not include any nonrecurring fair value measurements relating to assets or liabilities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Summarized US GAAP financial information about equity-method investees:

	As of and for the years ended December 31,
	2007	2008
	NT$	NT$
	(in millions)

Current assets	79,801	92,391
Noncurrent assets	70,662	80,219
Current liabilities	67,516	85,029
Long-term liabilities	34,579	30,836
Noncontrolling interests	3,806	7,737
Stockholders’ equity	44,562	49,008
Net sales	190,185	210,901
Gross profit	19,615	16,667
Net income (loss)	5,597	(7,524)

In 2009, none of the Company’s equity-method investees, either individually or in the aggregate, was material in relation to the financial position and results of operations of the Company.