Form 20-F
period 2010-12-31
AU OPTRONICS CORP
filed 2011-05-03
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Facsimile No.: +886-3-564-3370
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our dependence on a small number of customers for a substantial portion of our net sales;

•	our ability to allocate capacity efficiently and in a timely manner;

•	our ability to successfully expand our capacity;

•	our ability to obtain capital resources for our expansion plans;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to manage our growth effectively;

•	our ability to expand into new businesses, industries or internationally;

•	our ability to undertake mergers and acquisitions or investments;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB”) amounts, Japanese Yen (“JPY” or “YEN”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$29.14 to US$1.00, RMB6.6 to US$1.00,  JPY81.67 to US$1.00, and EUR0.75 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2010. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On April 15, 2011, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$29.04 to US$1.00, RMB6.53 to US$1.00, JPY83.13 to US$1.00, and EUR0.69 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009 and 2010 set forth below have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 have been derived from our audited consolidated financial statements that have not been included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

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

	Year Ended and As of December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Statements of Operations:
ROC GAAP
Net sales	293,106.8	480,183.6	423,928.2	359,331.3	467,158.0	16,031.5
Gross profit	29,850.3	86,178.2	55,327.9	7,040.9	36,298.6	1,245.7
Operating expenses	15,634.0	22,903.5	22,235.6	22,279.9	25,801.9	885.4
Operating income (loss)	14,216.3	63,274.8	33,092.3	(15,239.1)	10,496.7	360.2
Earnings (loss) before income tax and cumulative effect of changes in accounting principles	10,200.3	58,563.8	26,270.9	(27,267.4)	8,596.0	295.0
Income tax (expense) benefit	(1,068.3)	(2,087.9)	(4,629.1)	22.6	(1,187.9)	(40.8)
Cumulative effect of changes in accounting principles(1)	(38.6)	–	–	–	–	–
Net income (loss)	9,093.4	56,475.9	21,641.8	(27,244.8)	7,408.1	254.2
Weighted average shares outstanding—Basic	7,397.9	8,695.1	8,760.3	8,796.7	8,827.0	8,827.0
Weighted average shares outstanding—Diluted (2)	7,511.3	9,115.8	9,111.1	8,796.7	8,990.5	8,990.5
Earnings (loss) per share—Basic	1.23	6.49	2.43	(3.04)	0.76	0.03
Earnings (loss) per share—Diluted(2)	1.14	6.16	2.34	(3.04)	0.70	0.02
Earnings (loss) per ADS equivalent—Basic	12.31	64.88	24.28	(30.43)	7.58	0.26
Earnings (loss) per ADS equivalent—Diluted(2)	11.41	61.64	23.39	(30.43)	6.98	0.24

Consolidated Balance Sheets:
ROC GAAP
Current assets	152,771.4	217,878.3	146,293.1	196,460.8	204,985.6	7,034.5
Property, plant and equipment	381,550.7	363,835.1	389,348.3	390,750.1	383,867.7	13,173.2

	Year Ended and As of December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Balance Sheets:
ROC GAAP (continued)
Goodwill and intangible assets	20,142.8	19,554.4	15,548.1	14,293.3	14,062.0	482.6
Total assets	578,157.9	617,459.2	566,935.6	622,612.8	629,315.8	21,596.3
Current liabilities	167,345.6	174,520.9	152,484.7	202,725.4	189,378.6	6,498.9
Long-term liabilities	179,716.0	142,097.2	115,170.9	144,829.2	157,287.0	5,397.6
Total liabilities	347,081.6	316,639.4	267,676.9	347,693.8	346,991.2	11,907.7
Capital stock	75,734.0	78,177.1	85,057.2	88,270.5	88,270.5	3,029.2
Total stockholders’ equity	231,076.3	300,819.9	299,258.7	274,919.0	282,324.6	9,688.6

Other Financial Data:
ROC GAAP
Gross margin(3)	10.2%	17.9%	13.1%	2.0%	7.8%	7.8%
Operating margin(4)	4.9%	13.2%	7.8%	(4.2)%	2.2%	2.2%
Net margin(5)	3.1%	11.8%	5.1%	(7.6)%	1.6%	1.6%
Capital expenditures	87,246.7	65,136.7	98,355.2	61,046.9	84,621.0	2,903.9
Depreciation and amortization	52,760.2	81,705.6	81,188.4	90,107.6	89,135.7	3,058.9
Cash dividend paid	1,749.2	1,514.8	19,670.6	2,551.7	–	–
Cash flows from operating activities	68,526.7	156,926.9	132,057.5	57,041.0	90,735.6	3,113.8
Cash flows from investing activities	(83,300.6)	(66,123.1)	(101,257.4)	(66,616.7)	(87,218.3)	(2,993.1)
Cash flows from financing activities	32,550.8	(44,816.6)	(37,435.6)	11,925.3	878.2	30.1

Segment Data:
ROC GAAP
Net sales
Display business	293,106.8	480,183.6	423,928.2	357,033.5	456,725.6	15,673.5
Solar business	–	–	–	2,297.8	10,432.4	358.0
Operating income (loss)
Display business	14,216.3	63,274.8	33,092.3	(13,949.3)	13,102.7	449.6
Solar business	–	–	–	(1,289.8)	(2,606.0)	(89.4)

The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Consolidated Statements of Operations:
US GAAP
Net sales	293,106.8	480,184.3	423,928.2	358,732.8	467,158.0	16,031.5
Gross profit	23,372.0	73,179.3	42,959.9	766.4	31,608.4	1,084.7
Operating expenses	15,819.3	21,328.3	22,811.7	29,076.1	26,209.2	899.4
Operating income (loss)	7,552.6	51,851.0	20,148.1	(28,309.7)	5,399.2	185.3
Earnings (loss) before income tax, extraordinary item and non-controlling interests	2,222.4	48,434.3	16,086.2	(29,662.3)	5,468.4	187.7
Income tax (expense) benefit	(1,059.2)	(3,053.1)	(2,579.6)	1,359.5	(745.0)	(25.6)
Non-controlling interests in (loss) income	(10.0)	25.7	416.9	367.5	479.0	16.4
Net income (loss) attributable to stockholders of AU Optronics Corp.	1,173.2	45,355.5	13,089.7	(28,670.3)	4,244.3	145.7
Weighted average shares outstanding—Basic	7,089.0	8,409.6	8,606.7	8,785.2	8,827.0	8,827.0
Weighted average shares outstanding—Diluted(2)	7,089.1	8,818.3	8,817.6	8,785.2	8,827.0	8,827.0
Earnings (loss) per share—Basic	0.17	5.39	1.52	(3.26)	0.48	0.02

	Year Ended and As of December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per common share and per ADS data)
Consolidated Statements of Operations
US GAAP (continued)
Earnings (loss) per share—Diluted(2)	0.17	5.17	1.49	(3.26)	0.48	0.02
Earnings (loss) per ADS equivalent—Basic	1.65	53.93	15.21	(32.63)	4.81	0.17
Earnings (loss) per ADS equivalent—Diluted(2)	1.65	51.67	14.89	(32.63)	4.81	0.17

Consolidated Balance Sheets:
US GAAP
Current assets	150,855.5	215,929.0	145,522.3	195,902.9	205,289.0	7,044.9
Property, plant and equipment	380,859.8	361,197.2	383,958.1	385,571.6	376,453.2	12,918.8
Goodwill and intangible assets	33,188.5	30,334.7	26,399.4	25,036.5	24,834.8	852.3
Total assets	588,431.5	623,655.0	568,985.6	626,141.8	632,054.4	21,690.3
Current liabilities	169,543.8	180,765.1	152,647.2	203,120.9	190,887.9	6,550.7
Long-term liabilities	179,927.6	142,182.1	115,209.3	145,004.4	157,792.8	5,415.0
Total liabilities	349,471.4	322,947.2	267,856.5	348,125.3	348,680.7	11,965.7
Non-controlling interests in subsidiaries	342.0	8,842.0	7,737.2	11,747.5	12,983.7	445.6
Total equity attributable to stockholders of AU Optronics Corp.	238,618.1	291,865.8	293,391.9	266,269.0	270,390.1	9,279.0

Other Financial Data:
US GAAP
Gross margin(3)	8.0%	15.2%	10.1%	0.2%	6.8%	6.8%
Operating margin(4)	2.6%	10.8%	4.8%	(7.9)%	1.2%	1.2%
Net margin(5)	0.4%	9.4%	3.1%	(8.0)%	0.9%	0.9%
Capital expenditures	87,408.9	65,300.5	98,330.6	61,331.5	85,427.7	2,931.6
Depreciation and amortization	54,940.0	84,984.5	83,680.4	91,506.9	91,420.9	3,137.3
Cash flows from operating activities	67,955.3	156,942.2	132,044.2	58,566.1	90,852.2	3,117.8
Cash flows from investing activities	(83,130.7)	(66,313.7)	(101,242.4)	(68,550.3)	(87,866.1)	(3,015.3)
Cash flows from financing activities	32,951.7	(44,816.6)	(37,473.2)	11,467.6	1,393.9	47.8

(1)
Represents the cumulative effect of our adoption of Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 34 “Financial Instruments: Recognition and Measurement” on January 1, 2006.

(2)
Diluted earnings per share in 2009 under both ROC GAAP and US GAAP was not calculated due to the anti-dilutive effect of stock options and convertible bonds.  Diluted earnings per share in 2010 under US GAAP was not calculated due to the anti-dilutive effect of convertible bonds.

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

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.  For periods prior to January 1, 2009, the exchange rates reflected the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.  For periods after January 1, 2009, the exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Exchange Rate
	Average	High	Low	Period-End
	(of month-end rates for years)
2006	NT$32.51	NT$33.31	NT$31.28	NT$32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.49	32.43	29.14	29.14
October	30.83	31.30	30.60	30.62
November	30.31	30.52	30.05	30.47
December	29.90	30.37	29.14	29.14
2011 (through April 15)	29.27	29.76	28.78	29.04
January	29.11	29.36	28.98	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April (through April 15)	29.07	29.31	28.92	29.04

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The TFT-LCD industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in declines in average selling prices. For example, in 2010, average selling price of our large-size panels increased by 4.6% in the second quarter from the first quarter, slightly decreased by 2.2% in the third quarter from the second quarter, and then further decreased by 20.8% in the fourth quarter from the third quarter. On a year-to-year basis, average selling prices of panels decreased by 0.3% in 2010 compared to 2009 and decreased by 24.9% in 2009 compared to 2008. In addition, capacity expansion currently being undertaken or anticipated in the TFT-LCD industry may lead to excess capacity. It is anticipated that capacity expansion in the TFT-LCD industry due to scheduled ramp-up of new fabs, and any large increases in capacity that may create could further drive down the average selling prices of our panels, which would affect our results of operations.  We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

We are involved in a number of legal proceedings concerning matters arising from our business and operations. In particular, there have been numerous anti-trust proceedings and investigations concerning the price fixing by manufacturers of TFT-LCD panels, including us.  See “Item 8. Financial Information—8.A.7. Litigation.” for a discussion of certain legal proceedings in which we are involved.  If we are found to have violated any antitrust and/or competition law, we will likely have to pay a fine, penalty and/or damages. Certain of our current or former officers and/or employees have been, and may also be, indicted in certain jurisdictions for possible violations of antitrust and/or competition laws, and the individuals indicted may be held criminally liable and subject to imprisonment or fines or both. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2011 or beyond, the value of the ADSs and our shares may be adversely affected.

Our results of operations have fluctuated in the past. Primarily as a result of the global disruption in financial markets and adverse economic conditions and the decrease in average selling prices for our products, our net sales decreased by 11.7% to NT$423.9 billion in 2008 compared to NT$480.2 billion in 2007 and further decreased by 15.2% to NT$359.3 billion in 2009 compared to 2008. Our net income decreased by 61.7% to NT$21.6 billion in 2008 compared to NT$56.5 billion in 2007; however we incurred a net loss of NT$27.2 billion in 2009. In 2010, our net sales increased by 30.0% to NT$467.2 billion and our net income increased to NT$7.4 billion compared to a net loss in 2009. However, we incurred gross loss in the first quarter of 2011 mainly due to a further decline in the average selling prices of LCD TV panels, coupled with the continuous appreciation of NT dollars against US dollars. We cannot assure you that we will be profitable in the remaing quarters of 2011 or beyond.  In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2011 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net sales, gross profit and operating income may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to expand capacity, our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand for TFT-LCD panels resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	fines and penalties payable relating to the alleged violation of antitrust and competition laws.

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

•
changes in general political, economic, financial and legal conditions, such as the impact of the recent global financial crisis on economic growth and the resulting slowdown in the global economy; and

•
natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geo-political instability as a result of terrorism or political or military conflicts.

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

Our results of operations may be adversely affected if we cannot timely introduce new products or if our new products do not gain market acceptance.

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

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors and other products with display devices. In particular, a substantial percentage of our sales is increasingly derived from our panels for LCD televisions, which accounted for 44.4%, 46.3% and 48.9% of our net sales in 2008, 2009 and 2010, respectively. A substantial portion of our sales is also derived from our panels used in desktop monitors, which accounted for 22.0%, 19.0% and 16.7% of our net sales in 2008, 2009 and 2010, respectively, and our panels used in notebook computers accounted for 19.1%, 16.8% and 15.1% of our total net sales in 2008, 2009 and 2010, respectively. We will continue to be dependent on the growth of the television and personal computer industries for a substantial portion of our net sales, and any downturn in these industries would result in reduced demand for our products, reduced net sales, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

Although we achieved high capacity utilization rates in certain quarters in 2008, 2009 and 2010, our results of operations in the past have been adversely affected by low capacity utilization rates. For example, in the fourth quarter of 2008 and the first quarter of 2009, we had adjusted our utilization rates to as low as approximately 55% and 65%, respectively, in order to offset the impact of excess inventory that was accumulating in the market. We cannot assure you that we will be able to achieve high capacity utilization rates in 2011 or beyond. If we are unable to efficiently ramp-up our advanced production facilities or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

The global economic and financial crisis and the resulting slowdown in the global economy could materially and adversely affect our business, results of operations and financial condition.

The global economic and financial crisis and the resulting slowdown in the global economy that have been affecting global business, banking and financial sectors have also been affecting the TFT-LCD market. The turmoil in global markets has resulted in sharp declines in electronic products sales from which we generate our income.  There could be a number of side effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations.  If the global economic downturn continues or if any similar financial crisis or economic downturn occurs in the future, our business, results of operations and financial condition may be materially and adversely affected.

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

We depend on a small number of customers for a substantial portion of our business. In 2008, 2009 and 2010, our five largest customers accounted for 39.4%, 37.3% and 39.0%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. For example, Samsung Electronics Co., Ltd. (“Samsung”) accounted for 14.8%, 16.9% and 15.3% of our net sales in 2008, 2009 and 2010, respectively.

As some of our major customers are brand companies which also provide original equipment manufacturing services for other brand companies, such as Samsung, our panels shipped to these customers include both panels ordered for their own account as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, including as a result of the recent earthquake in Japan, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers, which may adversely affect the profitability of our business as a result.

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

Our future competitiveness and growth prospects could be adversely affected if we are unable to successfully expand our fabs as planned.

As part of our business growth strategy, we have been undertaking and plan to undertake in the future a number of significant capital expenditure for our fabs. For example, we commenced construction of our second 8.5-generation fab in the second quarter of 2009 and completed construction and equipment move-in in the fourth quarter of 2010. We are currently conducting a pilot-run and plan to begin commercial production in the second quarter of 2011. Our second 8.5-generation fab is designed to process substrates of 2,200 mm x 2,500 mm which can produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 55-inch panels or three 65-inch panels in wide format. See “ Item 4. Information on the Company—4.D. Property, Plants and Equipment—Expansion Projects.”

The successful expansion of our fabs and commencement of commercial production is dependent upon a number of other factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our fabs and commence commercial production, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for the expansion of our fabs on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment or expansion of these fabs.  Moreover, the expansion of our fabs may also be disrupted by governmental planning activities. If we face unforeseen disruptions in the installation, expansion and/or manufacturing processes with respect to our fabs, we may not be able to realize the potential gains from the manufacturing of panels and may face disruptions in capturing the growth opportunities associated with the expected expansion of the market for LCD TV panels.

If capital resources required for our expansion plans are not available, we may be unable to successfully implement our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish next generation fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. In October 2010, we issued US$800.0 million unsecured zero coupon convertible bonds due 2015 for the purpose of purchasing machinery and equipment overseas in line with the growth of our business. In addition, we expect to make capital expenditures in connection with the expansion of our business and production capacity, including investments in 2011 in connection with the installation of our second 8.5-generation fab, the enhancement of the capacity value and the development of our solar business. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be adversely affected if we do not have the capital resources to complete our expansion plans or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we are currently devoting significant resources to the development of our second 8.5-generation fab. We also commenced the first-stage construction of a solar energy factory in Central Taiwan Science Park in February 2011. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may adversely affect our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. For example, we entered the solar business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009.  In connection with this expansion, we obtained a controlling interest in M. Setek Co., Ltd. (“M. Setek”), a major polysilicon and solar wafer manufacturer in Japan through equity investments in 2009.  In May 2010, we formed a joint venture with, among others, SunPower Technology, Ltd.(“SPTL”), a subsidiary of SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia.

We expect to further expand our investment in the solar business in the future and we may need to devote significant additional resources. For example, pursuant to the terms of the joint venture agreement we entered into with SPTL in May 2010, we and SPTL will each contribute approximately US$350 million to the joint venture over several installments, and will also each be required to make additional cash contributions of up to US$50 million in the aggregate whenever additional equity financing to the joint venture is requested. Our cash contribution to the joint venture will be funded by our own capital or bank borrowing. Our long term loans and facilities contain financial and other covenants, and our guidelines for capital lending contain lending restrictions, all of which may restrict our ability to provide debt financing to the joint venture or other activities in connection with our expansion into the solar business.

We cannot assure you that our expansion into the solar business will be successful as we have little experience in this industry. Likewise, we cannot assure you that we may be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. If any new business in which we invest or which we intend to develop does not progress as planned, our results of operations and financial condition may be adversely affected.

We may undertake mergers, acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisitions or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, we obtained a controlling interest in M. Setek through equity acquisition in 2009. See “Item 4.C. Organizational Structure” for further information.

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

Our success depends on the continued services of key senior management, including our Chairman, Vice-Chairman, Chief Executive Officer and President. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. If any of them is unable to devote enough time to our company, our operations may be adversely affected. In addition, several key senior management have been involved in certain legal proceedings, including our Chairman Mr. Kuen-Yao (K.Y.) Lee for the alleged insider trading case, our Vice-Chairman Mr. H.B. Chen, and our President and Chief Executive Officer, Dr. L.J. Chen for the alleged antitrust case. See “Item 8.A.7. Litigation.” If an adverse judgment is rendered against any of our senior management, and any of them may resign or is otherwise no longer able to serve in his capacity as a senior management of our company, our operations may be materially and adversely affected.

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

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda ”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly and indirectly 7.52% of our outstanding shares as of April 12, 2011 and is also one of our major customers. Qisda and its subsidiaries accounted for 4.6%, 3.4% and 3.1% of our net sales in 2008, 2009 and 2010, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of April 15, 2011, two of our eleven directors are representatives of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman, is also the Chairman of Qisda. Mr. Hui Hsiung, our director, is also the Chief Executive Officer of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman also serves as Chairman of BenQ Corporation, a subsidiary of Qisda. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

Our long-term loans and facilities contain financial and other covenants and the failure to comply with the covenants could trigger a requirement for early payment. The financial covenants primarily include current ratios, indebtedness ratios, interest coverage ratios and minimum equity requirements. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. In addition, such covenants restrict our ability to raise future debt financing. In 2009, our subsidiary M. Setek breached certain financial covenants under its loan agreements and on June 25, 2010, we repaid all outstanding amounts under the relevant loans. See “Item 5.B. Liquidity and Capital Resources.” If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

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

To meet our clients’ requirements, we are currently expanding our operations internationally, which may lead to operations across many countries. For example, we have established LCD module-assembly operations in Europe and TV set assembly operations in China and Europe in order to provide more immediate services to our European and Chinese customers. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations.  However, there are inherent legal, financial and operational risks involved in having international operations and we cannot assure you that we will be able to successfully develop and expand our international operations or that we will be able to overcome the significant obstacles and risks of expanding our overseas operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are periodically modified to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter these difficulties in connection with the adoption of new manufacturing process technologies. We cannot assure you that we will be able to develop and expand our fabs, including but not limited to our second 8.5-generation fab without equipment delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver-integrated circuits, cold cathode fluorescent lamps (“CCFL”), polarizer and glass substrates and light emitting diodes (“LED”), from a limited group of suppliers, both foreign and domestic. For example, in both the second half of 2007 and 2009, we experienced constraints in the supply of glass substrates due to an industry-wide decline in supply and demand outgrowing supply significantly. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. For example, the recent earthquake in Japan may have an adverse impact on the supply of our key components. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by TFT-LCD manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

We depend on supplies of certain principal raw materials and components mainly from suppliers in Taiwan, Japan and Korea. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain raw materials and components of the right quality in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

If we are unable to obtain equipment and services from our suppliers, we may be forced to delay our expansion plans.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our capacity expansion projects and new generation fabs. These foreign suppliers also provide assembly, testing and/or maintenance services for our purchased equipment.  From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our expansion plans and impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner for any reasons, our expansion plan may be adversely affected. In addition, the availability or the timely supply of equipment and services from our suppliers and vendors could also be affected by factors such as natural disasters including the recent earthquakes in Japan. We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, we may be unable to implement our expansion plans on schedule or in line with customer expectations and our business may be materially and adversely affected.

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

Climate change, other environmental concerns and green initiatives also present other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.

Increasing climate change and environmental concerns would affect the results of our operations if any of our customers would request us to exceed any standards set for environmentally compliant products and services. If we are unable to offer such products or offer products that are compliant but are not as reliable due to the lack of reasonably available alternative technologies, it may harm our results of operations.

Furthermore, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase substantially if utility or power companies pass on their costs, fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs.

If we violate environmental regulations, we may be subject to fines or restrictions that could cause our operations to be delayed or interrupted and our business to suffer.

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. In the past, we incurred small fines for failure to meet certain effluent standards and air pollution control regulations. See “4.B. Business Overview—Environmental Matters.” Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations.

Risks Relating to Our Technologies and Intellectual Property

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the TFT-LCD industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must continually develop or acquire advanced manufacturing process technologies and build next generation fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize other display technologies, such as AMVA5, 3D and touch technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. As part of our business growth strategy, we have been undertaking and plan to undertake in the future a number of significant capital expenditure for our fabs, including our second 8.5-generation fab. See “ Item 4. Information on the Company—4.D. Property, Plants and Equipment—Expansion Projects.”  However, we cannot assure you that we will be successful in completing our expansion plans or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with Toshiba Mobile Display, FDTC (subsequently assumed by Fujitsu Limited), Semiconductor Energy Laboratory Co., Ltd., Hitachi Displays Ltd. (“Hitachi”), IPS Alpha Technology, Ltd., Sharp Corporation and other companies for product and manufacturing process technologies related to the production of certain products including certain TFT-LCD panels. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

Although we take and will continue to take steps to endeavor that our new products do not infringe upon third-party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

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

Political, Geographical and Economic Risks

Due to the location of our operations in Taiwan, the PRC, Japan, Singapore and Eastern Europe, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, the PRC, Japan, Singapore and Eastern Europe. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons.  For example, on March 11, 2011, a major earthquake measured at 8.9-9.0 on the Richter scale occurred off the coast of Japan, and its epicenter was reported to be approximately 130 kilometers east of Sendai, Honshu, where one of the fabs operated by our subsidiary, M. Setek is located. The earthquake also created a large tsunami whose waves were reported to have travelled up to ten kilometers inland and which caused extensive damage along Japan’s Pacific coast, where, in addition to the Sendai fab, M. Setek operates fabs in Soma.  On December 31, 2010, the carrying values of our inventories and fixed assets for our factories in Sendai and Soma were approximately NT$1,364.9 million (US$46.8 million) and NT$27,187.2 million (US$933.0 million), respectively, and accounted for approximately 3.1% and 7.1% of our consolidated inventories and consolidated fixed assets, respectively. Furthermore, approximately 1.8% of our net sales was derived from our factories in Japan.  To date, we are not aware of any significant damage to plant, equipment, and other relevant structures after earthquake and tsunami.  However, production at these facilities has been suspended since the earthquake and is scheduled to resume subject to the recovery status of local infrastructure, including power restoration. As of April 22, 2011, the earthquake has not caused any significant impact on obtaining raw materials and components from our suppliers. Our management pays close attention to the status of raw materials and components supply. Taiwan is also a place which is vulnerable to natural disasters.  In 2010, approximately 39.1% of our net sales was derived from Taiwan-based customers. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future.

Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire etc. could cause delays or disrupt in production and shipments of our products and raw materials.  Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. Shortages or suspension of power supplies have occasionally occurred, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business.  In addition, our manufacturing processes require a substantial amount of water. Although currently approximately 82.2% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where one of our principal manufacturing sites is located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would seriously affect our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could adversely affect our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

We have expanded our module-assembly operations to the PRC and increased the registered capital of various PRC operating subsidiaries through cash injection. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are significantly affected by political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy and also adjusted its macroeconomic control policies from time to time.  These policies have led and may continue to lead to changes in market conditions.  For example, as a result of the global financial crisis, the PRC government announced a RMB4 trillion economic stimulus package in 2009 which included some measures favorable to our business, such as subsidies for purchases of televisions in rural areas in China. Although we believe these reforms will have a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other TFT-LCD manufacturers that are permitted to establish TFT-LCD production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. As of March 31, 2011, we had 16 subsidiaries incorporated in the PRC, primarily focusing on module-assembly operations and related supporting services . For further information of our PRC investments, see “4.C. Organizational Structure.”

In February 2010, the Investment Commission of Ministry of Economic Affairs (“MOEAIC”) loosened certain restrictions, which has provided the possibility for TFT-LCD manufacturers in the ROC, including us, to expand into certain areas of the PRC. In March 2010, we applied to the MOEAIC to establish a 7.5-generation TFT-LCD front-end manufacturing fab in the PRC, and in December 2010, we received the approval from the MOEAIC for such application.

In March 2011, the MOEAIC further loosened the restrictions on the generation of TFT-LCD technology that can be transferred and manufactured by TFT-LCD plants in China. As a result, TFT-LCD manufacturers may now be granted approval to establish fabs in the PRC with the same generation of manufacturing technology as the fabs they establish in Taiwan. Moreover, the MOEAIC also allowed ROC TFT-LCD manufacturers to make equity investment or merge with companies in the PRC. Due to the further loosened restrictions, we may revise our investment plans and submit an application to the MOEAIC to establish a 8.5-generation TFT-LCD front-end manufacturing fab in the PRC in the future.

We cannot assure you that our application for any future applications to the MOEAIC to make further investments in the PRC will be successful and timely obtained. We also do not know when and whether the remaining restrictions under ROC laws and regulations governing investment in the PRC will be amended or repealed and we cannot assure you that any such amendments to those regulations will permit us to invest in operations in the PRC. Restrictions under ROC laws on our ability to make investments in the PRC may materially and adversely affect our business prospects.

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

Most of our assets and operations are located in Taiwan and approximately 39.1% of our net sales is derived from customers in Taiwan in 2010. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. In Taiwan, the Central Bank of the Republic of China has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation and interest rates in Taiwan, and general economic conditions in Taiwan, as well as the global economies. For example, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Asia and Taiwan in recent years, in particular, the recent global financial crisis and the resulting global economic downturn, which has resulted in a volatile property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2010 to December 31, 2010, the Taiwan Stock Exchange Index peaked at 8,972.5 on December 31, 2010, and reached a low of 7,071.67 on June 9, 2010. Over the same period, daily closing values of our shares ranged from NT$27.3 per share to NT$42.0 per share. On April 15, 2011, the Taiwan Stock Exchange Index closed at 8,718.12, and the closing value of our shares was NT$25.05 per share.

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

We have significant foreign currency exposure, and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are mainly denominated in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2010, approximately 88.0 % of our net sales was denominated in U.S. dollars. During the same period, approximately 11.8%, 27.5% and 57.5% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2010, approximately 43.6%, 29.9% and 18.7% of our total capital expenditures (principally for the purchase of equipment) was denominated in Japanese yen, NT dollars and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment may seriously decrease our international sales.

A majority of our net sales is derived from sales to customers located outside of Taiwan. In 2008, 2009 and 2010, sales to our overseas customers accounted for 56.4%, 57.2% and 60.9%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs.  For example, in 2008 and 2009, we issued 243.7 million shares and 66.2 million shares to our employees, respectively, for their services performed in 2007 and 2008, respectively.  These stock bonuses amounted to NT$2,437.2 million and NT$2,009.8 million in 2008 and 2009, respectively. We did not issue shares to our employees in 2010. In addition, we assumed two employee stock option plans as a result of the QDI merger in 2006 and pursuant to which our full-time employees of our consolidated domestic and foreign subsidiaries were eligible to receive stock option grants. These two employee stock option plans were expired in 2008 and 2009, respectively. We did not grant any stock option to our employees in 2010. If we issue stock bonuses or stock options to employees in the future, our equity holders may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In October 2010, we issued US$800.0 million unsecured zero coupon convertible bonds due 2015 for the purpose to purchasing machinery and equipment overseas in line with the growth of our business. The issuance of unsecured global convertible bonds could cause dilution to ADS holders.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of April 15, 2011, we had an aggregate of 8,827,045,535 shares issued and outstanding, most of which were freely tradable. If we, our executive officers, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our executive officers, directors or major shareholders could cause the market price of our ADSs to decline.

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

At the end of 2008, we entered solar business and formed our Solar Photovoltaic Business Unit in October 2009.  In connection with this expansion, we obtained a controlling interest in M. Setek Co., Ltd. (“M. Setek”), a major polysilicon and solar wafer manufacturer in Japan through equity investments in 2009. Also, in May 2010, we formed a joint venture with SunPower Technology, Ltd. (“SPTL”), a subsidiary of SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia.

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

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

4.B. Business Overview

Introduction

We operate in two businesses: display business and solar business.

Display business: we design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in computer products (such as notebook computers and desktop monitors) and consumer electronics products (such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players), LCD televisions and industrial displays.

Solar business: we entered into the solar business, and through our controlling interest in M. Setek, we manufacture polysilicon and solar wafer in Japan. We also formed a joint venture with SunPower to construct and operate a solar cell manufacturing facility in Malaysia. In addition, we design, develop, and manufacture solar photovoltaic (PV) modules as well as produce solar PV systems and provide various value-added services for solar PV systems projects.

For the year ended December 31, 2010, net sales generated from display business and solar business were NT$456.7 billion (US$15.7 billion) and NT$10.4 billion (US$0.4 billion), respectively, representing approximately 97.8% and 2.2% of our total net sales, respectively.  For more information of financial performance of our two operating segments, see  “Item.5.Operating and Financial Review and Prospects” and Note 26 and Note 28(t)(7) to our consolidated financial statements.

Display Business

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

With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. We also acquired one fifth-generation fabs through our merger with QDI.  We operate one sixth-generation fab that commenced commercial production in March 2005 and acquired a second sixth-generation fab through our merger with QDI.  We operate two 7.5-generation fabs that commenced commercial production in June 2006 and April 2009, respectively. Our first 8.5-generation fab commenced commercial production in the first quarter of 2009. We completed the construction and equipment move-in of our second 8.5-generation fab in the fourth quarter of 2010, and we are currently conducting a pilot-run and plan to begin commercial production in the second quarter of 2011. We operate one 4.5-generation fab through acquisition of AFPD Pte., Ltd. Our existing principal operations are located at five principal manufacturing sites in Taiwan, two module-assembly sites in Europe, three module-assembly sites in the PRC, one module-assembly site in Singapore. See “Item 4. Information on the Company—4.D. Property, Plant and Equipment.”

We group our display business into three marketing channels: Information Technology Displays, Consumer Products Displays and Television Displays. The Information Technology Displays Business Group covers applications such as desktop and notebook computers. The Consumer Products Displays Business Group covers applications such as audio-video displays and mobile device displays. The Television Displays Business Group covers applications such as LCD television. We believe this structure allows us to better serve the needs of customers in these three markets.

Principal Products

We design, develop, manufacture, assemble and market a wide range of TFT-LCD panels for the following principal product categories:

•	Computer products, which typically utilize display panels ranging from 10.1 inches to 27 inches, primarily for use in notebook computers and desktop monitors.

•
Consumer electronics products, which typically utilize display panels ranging from 1.2 inches to 10.4 inches or above for use in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays, and e-readers.

•	LCD television, which typically utilizes display panels with panel size of 18.5 inches to 65 inches. We commenced the production of display panels for LCD television in the fourth quarter of 2002.

Prior to April 2009, our principal product categories also include industrial display. Industrial display, which typically utilizes display panels with panel size of 5.7 inches to 82 inches primarily for use in automatic teller machines, point of sale systems, kiosks, industrial PCs, marine and aviation electronics, game machines, medical equipment, factory automation systems, e-Signage and public information displays. In order to create synergy by leveraging our wider technology platforms currently employed by our Consumer Products Display Business Group and Television Displays Business Group, beginning in April 2009, we have reclassified the industrial display product category into the audio-video display product category under our Consumer Products Display Business Group and Television Displays Business Group based on different panel size and applications.

We design, develop and manufacture our panels to address specific needs of the end-products in which they are used, such as thinness, light weight, resolution, color quality, brightness, low power consumption, touch panel features, fast response time, slim form and wide viewing angles. For example, it is important for notebook computer displays to be lightweight and thin, and to have low power consumption, while desktop monitors require high brightness and wider viewing angles.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(Panels in thousands)
Panels for Computer Products
Panels for notebook computers	32,881.6	35,225.9	44,825.9
Panels for desktop monitors	28,492.0	27,000.7	31,525.0
Total panels for computer products	61,373.6	62,226.6	76,350.9
Panels for Consumer Electronics Products	187,483.4	232,524.0	225,787.1
Panels for LCD Television	18,826.2	22,846.7	31,412.7
Total	267,683.2	317,597.3	333,550.7

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2008	2009		2010
	NT$	NT$		NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	81,100.6	60,432.0		70,390.3	2,415.6
Panels for desktop monitors	93,096.9	68,431.1		77,942.3	2,674.8
Total panels for computer products	174,197.5	128,863.1		148,332.6	5,090.4
Panels for Consumer Electronics Products	55,579.0	46,939.7		56,401.7	1,935.5
Panels for LCD Television	188,846.2	166,407.7		228,643.8	7,846.4
Others(1)	5,305.5	17,120.8		33,779.9	1,159.2
Total	423,928.2	359,331.3	(2)	467,158.0	16,031.5

(1)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots and from service charges.

(2)
The amount is under ROC GAAP. Under US GAAP, the total amount of net sales was NT$358,732.8 million. The difference was due to a difference in accounting treatment for acquisition date of our equity investment in M. Setek under ROC GAAP versus US GAAP. See note 28 to our consolidated financial statements for information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us.

Computer Products

Panels for Notebook Computers. In 2008, 2009 and 2010, sales of panels for notebook computers accounted for 19.1%, 16.8% and 15.1%, respectively, of our net sales. In 2010, unit sales of our panels for notebook computers were approximately 44.8 million compared to 35.2 million in 2009, and net sales of panels for notebook computers were approximately NT$70.4 billion compared to NT$60.4 billion in 2009. The increase in unit sales and net sales in 2010 from 2009 was primarily as a result of the recovery of macro economy and strong market demand, in particular from China market.

The most commonly produced sizes for panels for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. Our product mix for notebook computers primarily includes 10.1- to 17.3- inch panels. The most commonly produced panel sizes for notebook computers have been 10.1, 14.0 and 15.6 inches. We expect that 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 will become the most commonly produced sizes for notebook computers, with demand for 17.3-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

Panels for Desktop Monitors. In 2008, 2009 and 2010, sales of panels for desktop monitors accounted for  22.0%, 19.0% and 16.7%, respectively, of our net sales.  In 2010, unit sales of our panels for desktop monitors were approximately 31.5 million compared to 27.0 million in 2009, and net sales of panels for desktop monitors were approximately NT$77.9 billion compared to NT$68.4 billion in 2009. The increase in unit sales and net sales in 2010 from 2009 was primarily as a result of the recovery of corporate and individual information technology spending, which generated an increasing consumer demand. We expect that our unit sales of desktop monitor panels will grow in 2011, primarily due to the expected recovery of the global economy.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs.  In 2010, 18.5-, 21.5-, and 24- inch panels were most commonly produced for desktop monitors.

Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays. In 2008, 2009 and 2010, sales of panels for consumer electronics accounted for 10.0% ,12.6% and 12.1%, respectively, of our net sales. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process and the customized nature of consumer electronics panels. In 2010, unit sales of our panels for consumer electronics products were approximately 225.8 million compared to 232.5 million in 2009, and our net sales of consumer electronics products were approximately NT$56.4 billion compared to NT$46.9 billion in 2009. The decrease in unit sales from 2009 was primarily due to the shift of our focus towards higher end feature products, such as smart phones, which generated higher profit margin and in return, our net sale of consumer electronics products increased.

LCD Televisions

Our panels for LCD televisions consist of panels with a panel size of 18.5 inches and above. We commenced commercial production of panels for LCD televisions in the fourth quarter of 2002. Our current portfolio of LCD TV panels consists of 18.5-inch to 65-inch panels. In 2010, approximately 73.3% LCD TV panels we produced were 30 inches and above. In 2008, 2009 and 2010, sales of LCD TV panels accounted for 44.4%, 46.3%, and 48.9%, respectively, of our net sales. In 2010, unit sales of our LCD TV panels were approximately 31.4 million compared to 22.8 million in 2009, and our net sales of LCD TV panels were approximately NT$228.6 billion compared to NT$166.4 billion in 2009. The increase in unit sales and net sales from 2009 was primarily as a result of an increase in market demand. We expect that unit sales of LCD TV panels will grow in 2011, primarily as a result of expected market growth for LCD televisions.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers and brand companies.  These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. In addition, we seek to strengthen our strategic relationship with Qisda, a TFT-LCD system integrator and a shareholder of our company, to better service the needs of brand customers and to provide them with superior solutions in capturing emerging trends of TFT-LCD applications in consumer markets.  By enhancing our strategic relationship with Qisda, we hope to improve our competitiveness vis-a-vis other TFT-LCD manufacturers and secure potential business opportunities at an early stage.  On April 11, 2008, we purchased an additional 90,456,800 shares of Qisda through a private offering, bringing our total equity interest in Qisda to 9.54%. As of December 31, 2010, our equity interest in Qisda remained unchanged at 9.54%.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
Region	Net sales	%	Net sales	%	Net sales	%
	(in NT$ millions, except percentages)
Taiwan	184,895	43.6%	153,643.4	42.8%	182,702.1	39.1%
PRC	82,627	19.5%	98,430.5	27.4%	140,976.5	30.2%
Japan	11,835	2.8%	7,882.2	2.2%	22,985.6	4.9%
Asia(1)	78,117	18.4%	59,174.5	16.5%	86,858.8	18.6%
Europe	36,450	8.6%	19,221.8	5.3%	16,199.1	3.5%
United States	26,071	6.2%	18,702.2	5.2%	11,698.9	2.5%
Others	3,933	0.9%	2,276.7	0.6%	5,737.0	1.2%
Total	423,928	100.0%	359,331.3	100.0%	467,158.0	100.0%

(1)	Excludes Taiwan, PRC and Japan.

Our sales in Taiwan, the PRC and Asia, as set forth in the table above, represent a significant portion of our net sales for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

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

A significant portion of our net sales is attributable to a small number of our customers. In 2008, 2009 and 2010, our five largest customers accounted for 39.4%, 37.3%, and 39.0%, respectively, of our net sales.  In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. For example, Samsung accounted for 14.8%, 16.9%, and 15.3%, of our net sales in 2008, 2009 and 2010, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four to six months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2010, our reserve for warranties totaled NT$2,870.9 million (US$98.5 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2008, 2009 and 2010, was 43 days, 44 days and 48 days, respectively. In general, we extend longer credit terms to our large customers compared to our smaller customers.  We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors.  We have not experienced any material problems relating to customer payments.

Our business is subject to seasonal fluctuations common in the TFT-LCD industry, which in turn is affected by the seasonality of demand for consumer- and other end-products produced by our customers.  We typically record lower sales of our products in the first calendar quarter (primarily reflecting the smaller number of work days in the quarter) and higher sales in the third and fourth calendar quarters (primarily due to the expected rise in consumer demand as the holiday season approaches).  In the case of IT panels, sales may decrease slightly from the third to the fourth calendar quarter as most back-to-school purchases of computers are made by September.  The seasonality of our sales may also be affected by factors such as economic downturn, inventory management by us and our customers, and others.

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

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, Jiangsu Province, the PRC in July 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou. In October 2006, we acquired a module-assembly facility in Songjiang, Shanghai, the PRC as a result of our merger with QDI. We commenced commercial production at our module-assembly facility in Xiamen, Fujian Province, the PRC in September 2007. We also commenced commercial production at our new module and TV set assembly facility in the Czech Republic in October 2008.  We commenced the construction of a module-assembly facility in Trencin Slovak Republic in April 2010. In March 2010, our Board of Directors and that of TPV Technology Limited approved to establish a joint venture involved in TFT-LCD module production in Gorzow, Poland. In April 2010, our Board of Directors and that of TCL King Electrical Appliances (Huizhou) Co., Ltd. approved to establish a joint venture involved in TFT-LCD TV panel module production in Huizhou city, Guangdong Province, the PRC. In April 2010, our Board of Directors and that of Haier Group approved to establish a joint venture involved in TFT-LCD TV panel module production in Qingdao city, Shandong Province, the PRC.

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of raw materials and components of the right quality on a timely basis. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast weekly or monthly. We source most of our raw materials and components, including critical materials such as glass substrates, color filters, CCFL, LED, polarizer and driver-integrated circuits, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we typically enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

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

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver-integrated Circuits
Asahi Glass	Chisso Corporation	Cando Corporation(1)	BenQ Material Corporation(3)	Coretronic	Nippon Electric Company
Corning Taiwan	DIC Corporation	Dai Nippon Printing	Nitto Denko	Darwin Precisions(4)	Novatek
Nippon Electric Glass	Merck	Toray Industries, Inc.	Sumika Technology Co., Ltd.	Forhouse(5)	Orise
		Toppan CFI(2)		Radiant Opto-Electronics	Raydium Semiconductor(6)

(1)	Cando Corporation has been our investee since November 2003. See “Item 7.B. Related Party Transactions.”
(2)	Toppan CFI (Taiwan) Co. Ltd (“Toppan CFI”) has been our consolidated subsidiary since March 2007.
(3)	BenQ Material Corporation is a subsidiary of one of our major shareholders, Qisda. See “Item 7.B. Related Party Transactions.”
(4)	Darwin Precisions (Xiamen) Corp. and Darwin Precisions (Suzhou) Corp. are our consolidated subsidiaries and also our backlight units suppliers.
(5)	Forhouse is our investee.
(6)	Radium Semiconductor is our investee.

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle approximately 82.2% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outage, power interruptions in general have not materially affected our production processes.

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

In 2010, we increased our equipment purchases from 2009, primarily for the installation of our second 7.5-generation fab and equipment move-in of our second 8.5-generation fab. We expect to make significant purchases of equipment in 2011 primarily for the expansion of our second 8.5 generation fab. See “Item 5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. Our principal competitors are:

•	LG Display Co., Ltd. (“LG Display”) and Samsung in Korea;

•	Chimei Innolux Corp., Chunghwa Picture Tubes, Ltd., Hannstar Display Corporation, Wintek Corporation, Giantplus Technology Co., Ltd. and Prime View International Co., Ltd. in Taiwan;

•	Sharp, Toshiba, IPS Alpha Technology, Ltd. and Hitachi in Japan; and

•
BOE Technology Group Co., Ltd., InfoVision Optoelectronics (Kunshan) Co., Ltd., Century Corporation Co., Ltd. China, Shanghai Tianma Micro Electronics Co., Ltd., Shenzhen Tianma Micro Electronics Co., Ltd., Shenzhen China Star Optoelectronics Technology Co., Ltd. and Nanjing CEC-PANDA LCD Technology Co., Ltd. in the PRC.

The principal elements of competition for customers in the display market include:

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

Solar Business

We entered the solar business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion we obtained a controlling interest in M. Setek, a major polysilicon and solar wafer manufacturer in Japan through equity investments in 2009.  In May 2010, we formed a joint venture with, among others, SunPower Technology, Ltd. (“SPTL”), a subsidiary of SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia.

We also design, develop, and manufacture solar PV modules, as well as produce solar PV systems and provide various value-added services for solar PV systems projects. A solar PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar PV modules are either manufactured with multi-crystalline PV cells or mono-crystalline PV cells. Our PV modules are made with a highly strengthened frame design that enhances their ability to withstand strong wind and vibrations.  A solar PV system consists of one or more solar PV modules that are physically mounted and electrically interconnected with system components such as a utility power grid or batteries, to produce and store electricity.

To date, we manufacture solar PV products and intermediary parts at fabs, and we currently operate seven solar PV fabs located in Taiwan, Japan, the PRC, and the Czech Republic. Through our acquisition of M. Setek in 2009, we began to operate four fabs in Japan that manufacture upstream products such as polysilicon, ingots, and wafers.

In the PRC, we operate a PV fab in Tianjin, which had a production capacity of 50 megawatts by the end of 2010. We also operate a downstream solar module fab in Brno, Czech Republic, which is the first automated module plant in Europe among ROC companies. In February 2011, through our subsidiary AUO Crystal Corp., we began first-phase construction of a solar wafer fab in Taiwan’s Chungkang Export Processing Zone. Equipment move-in is expected to be completed in August 2011, and mass production is expected to begin in the fourth quarter of 2011.

We have shipped our solar PV modules to Europe since June 2009 and our first solar PV systems project in Hungen city, Germany was on-grid by the end of 2009. Our solar PV products and services are sold in various markets worldwide, including Germany, Spain, Italy, Greece, France, South Korea, the United States and China. We sell our solar PV modules primarily to overseas customers, which include installers, solar PV system integrators, property developers and other value-added resellers, who incorporate our PV modules into large on-grid integrated PV systems with batteries, inverters, mounting structures and wiring systems.

As we entered solar business only recently, we expect we will invest significant amount to construct our fabs over the next few years and gradually generate revenues. In 2010, revenues generated from our solar business was in the amount of NT$10,432.4 million, representing 2.2% of our total net sales for 2010.

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

We also perform quality control procedures for the raw materials and components used in our products. These procedures include testing samples for large batches, obtaining vendor testing reports and testing to ensure compatibility with other raw materials and components, as well as vendor qualification and vendor ratings. We also implement procedures that manage the flow of any changes in the design, parts, or processes during mass production, in order to avoid problems in product quality and reliability caused by engineering changes, and thus maintain product and system integrity.

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

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, our insurance policies cover the amount equal to the book value of assets.

As of December 31, 2010, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$50.9 billion for all of our inventories and NT$586.6 billion for our equipment and facilities. In addition, as of December 31, 2010, we had insurance coverage for business interruptions in the aggregate amount of NT$34.7 billion.

In general, we also maintain insurance policies, including director and officer liability insurance, employee group health insurance, travel and life insurance, employer liability insurance, general liability insurance, and policies that provide coverage for risks during the shipment of goods and equipment, as well as during equipment installation at our fabs.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We have taken the necessary steps to ensure the proper operation of our facilities to meet the necessary standards and strengthened the monitoring mechanisms against further violations, as well as obtained the appropriate permits, and believe that we are in compliance with the existing environmental laws and regulations in all material aspects in the ROC.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of March 31, 2011.

AU Optronics Corp.
40%
Toppan CFI (Taiwan) Co., Ltd.
98.52%
BriView Electronics Corp.
100%
Konly Venture Corp.
66.67%
Darshin Microelectronics Inc.
14.13%
Darwin Precisions Corp. (1)
100%
Ronly Venture Corp.
9.11%
Darwin Precisions Corp. (1)
87.09%
AUO Crystal Corp.
100%
AUO Crystal (Malaysia) Sdn. Bhd.
0.20%
M. Setek Co., Ltd. (2)
38.09%
Darwin Precisions Corp. (1)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Darwin Precisions (Suzhou) Corp.
100%
Darwin Precisions (Xiamen) Corp.
100%
Darwin Precisions (Chengdu) Corp.
100%
Darwin Precisions (Qingdao) Corp.
100%
Darwin Precisions (Dongguan) Corp.
100%
AUO Energy (Suzhou) Corp.
100%
AUO Energy (Tianjin) Corp.
100%
AUO Green Energy Europe B.V.
100%
AUO Green Energy America Corp.
100%
BriView (Kunshan) Co., Ltd.
100%
BriView (Hefei) Co., Ltd.
100%
BriView (Xiamen) Corp.
100%
AU Optronics (L) Corp.
100%
AU Optronics Corporation America
100%
AU Optronics Corporation Japan
100%
AU Optronics Singapore Pte. Ltd.
100%
AU Optronics Europe B.V.
100%
AU Optronics Korea Ltd.
100%
AU Optronics (Shanghai) Corp.
100%
BriView (L) corp.
100%
AU Optronics (Xiamen) Corp.
100%
AU Optronics (Suzhou) Corp.
100%
AU Optronics (Czech) s.r.o.
100%
AU Optronics (Slovakia) s.r.o.
100%
AU Optronics Manufacturing (Shanghai Corp.)
51%
BVCH Optronics (Sichuan) Corp.
94.81%
M. Setek Co., Ltd. (2)
100%
AFPD Pte., Ltd.
51%
Huizhou Bri-King Optronics Co., Ltd.

(1) 38.09% held directly by us, 14.13% held indirectly through Konly Venture Corp. and 9.11% held indirectly through Ronly Venture Corp., respectively.
(2) 94.81% held indirectly by AU Optronics (L) Corp. and 0.20% held indirectly through AUO Crystal Corp., respectively.

The following table sets forth summary information for our subsidiaries as of March 31, 2011.
Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
(in millions)
AU Optronics (L) Corp.	Holding and trading company	Malaysia	US$969.0	100%
AU Optronics Corporation America	Sales support in the United States	United States	US$1.0	100%(1)
AU Optronics Corporation Japan	Sales support in Japan	Japan	JPY40.0	100%(1)
AU Optronics Europe B.V.	Sales support in Europe	Netherlands	EUR0.05	100%(1)
AU Optronics Korea Ltd.	Sales support in South Korea	South Korea	KRW173.1	100%(1)
AU Optronics Singapore Pte. Ltd.	Holding and sales support in South Asia	Singapore	SGD86.0	100%(1)
AU Optronics (Shanghai) Corp.	Sales support in the PRC	PRC	RMB21.8	100%(1)
AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,361.8	100%(1)
AU Optronics (Suzhou) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,967.3	100%(1)
AU Optronics (Czech) s.r.o.	Manufacturing and repair center in Czech Republic and assembly of TFT-LCD modules and TV set	Czech Republic	CZK300.0	100%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB867.0	100%(1)
AU Optronics (Slovakia) s.r.o.	Assembly of Optoelectronics LCD products in Slovakia and manufacturing and sale of related parts	Slovakia	EUR40.0	100%(1)
AUO Energy (Suzhou) Corp.	Design and installation of solar modules	PRC	RMB8.2	100% (8)
AUO Energy (Tianjin) Corp.	Design and installation of solar modules	PRC	RMB53.9	100% (8)
AUO Green Energy America Corp.	Holding company and sales support in America	United States	US$0.01	100% (8)
AUO Green Energy Europe B.V.	Holding company and sales support in Europe	Netherlands	EUR0.018	100% (8)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB204.4	100%(5)
Darwin Precisions (L) Corp.	Holding and trading company	Malaysia	US$85.0	100%(2)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	US$62.0	100%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB127.5	100%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB506.0	100%(4)
Darwin Precisions (Chengdu) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB53.9	100%(4)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
(in millions)
Darwin Precisions (Qingdao) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB34.1	100%(4)
Darwin Precisions (Dongguan) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB54.2	100%(4)
BVCH Optronics (Sichuan) Corp.	Assembly and sale of TFT-LCD modules in the PRC	PRC	RMB100.0	51.0%(1)
Huizhou Bri-King Optronics Co., Ltd.	Assembly and sale of TFT-LCD modules in the PRC	PRC	RMB81.3	51.0%(1)
BriView (Kunshan) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB34.1	100%(5)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB95.6	100%(5)
Konly Venture Corp.	Venture capital investment	ROC	NT$2,500.0	100%
Ronly Venture Corp.	Venture capital investment	ROC	NT$2,800.0	100%
Darwin Precisions Corp.	Manufacturing and sale of backlight modules	ROC	NT$4,203.9	61.33%(6)
Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	NT$15,363.0	49%(7)
BriView Electronics Corp. (previously named BriView Technology Corp.)	Manufacturing and sale of liquid crystal products and related parts	ROC	NT$2,700.0	98.52%
BriView (L) Corp.	Holding and trading company	Malaysia	US$10.0	100%(1)
AUO Crystal Corp. (previously named AUO Energy Taiwan Corp.)	Design and installation of solar modules	ROC	NT$5,750.0	87.09%
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of single crystal silicon wafers	Malaysia	US$10.00	100%(11)
M. Setek Co., Ltd.	Manufacturing of single crystal silicon wafers and ingots and sale of solar modules	Japan	JPY35,043.7	95.01%(10)
Darshin Microelectronics Inc.	IC design and sales	ROC	NT$30.0	66.67%(9)
AFPD Pte., Ltd.	Manufacturing LCD panels based on low temperature polysilicon technology	Singapore	US$283.9	100%(1)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 61.33% ownership of Darwin Precisions Corp.

(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.

(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.

(5)	Indirectly, through our 100% ownership of BriView (L) Corp.

(6)	38.09% held directly by us, 14.13% held indirectly by Konly Venture Corp. and 9.11% held indirectly by Ronly Venture Corp., respectively.

(7)	We consolidated Toppan CFI (Taiwan) Co., Ltd. in accordance with ROC SFAS No.7 and FASB ASC Subtopic 810-10 starting from fiscal year 2007. See note 28 to our consolidated financial statements.

(8)	Indirectly, through our 100% ownership of AU Optronics (Singapore) Pte. Ltd.

(9)	Indirectly, through our 100% ownership of Konly Venture Corp.

(10)	94.81% held indirectly by AU Optronics (L) Corp. and 0.20% held indirectly by AUO Crystal Corp., respectively.

(11)	Indirectly, through our 87.09% ownership of AUO Crystal Corp.

The following is a summary of our newly established subsidiaries, restructuring and other major organizational activities in 2010:

•	AUO Energy (Suzhou) Corp. In March 2010, we established a wholly-owned subsidiary, AUO Energy (Suzhou) Corp., which is mainly engaged in the design and installation of solar modules.

•
Darwin Precision (Chengdu) Corp. In March 2010, we established a wholly-owned subsidiary, Darwin Precision (Chengdu) Corp., which is mainly engaged in the manufacture, assembly and sale of backlight modules and related components.

•
BriView (Kunshan) Co., Ltd.  In April 2010, we established a wholly-owned subsidiary, BriView (Kunshan) Co., Ltd., which is mainly engaged in the manufacture and sale of liquid crystal products and related parts.

•
BriView (Hefei) Co., Ltd.  In April 2010, we established a wholly-owned subsidiary, BriView (Hefei) Co., Ltd., which is mainly engaged in the manufacture and sale of liquid crystal products and related parts.

•
Lextar Electronics Corp. In April 2010, our ownership interest in Lextar Electronics Corp. decreased to 46.29%, due to disproportionate participation in Lextar Electronics Corp.’s capital increase and partial disposal of investment. On June 30, 2010, Lextar Electronics Corp. re-elected its board of directors which resulted our lost control in its financial, operating and personnel policies. As a result, Lextar Electronics Corp. was no longer our subsidiary since then.

•	AUO Energy (Tianjin) Corp. In May 2010, we established a wholly-owned subsidiary, AUO Energy (Tianjin) Corp., which is mainly engaged in the design and installation of solar modules.

•
Darwin Precisions (Qingdao) Corp. In June 2010, we established a wholly-owned subsidiary, Darwin Precisions (Qingdao) Corp., which is mainly engaged in the manufacture, assembly and sale of backlight modules and related components.

•
Huizhou Bri-King Optronics Co., Ltd. In July 2010, AU Optronics (L) Corp. and TCL King Electrical Appliance (Huizhou) Co., Ltd. established Huizhou Bri-King Optronics Co., Ltd., in which AU Optronics (L) Corp. held 51% ownership interests. Huizhou Bri-King Optronics Co., Ltd. is mainly engaged in the assembly and sale of TFT-LCD modules.

•
AFPD Pte., Ltd. In July, 2010, AU Optronics (L) Corp. acquired 100% ownership interests of AFPD Pte., Ltd. that was formerly a subsidiary of Toshiba Mobile Display Co., Ltd. in Singapore. AFPD Pte., Ltd. is mainly engaged in the manufacturing of LCD panels based on low temperature polysilicon technology.

•
BriView (Xiamen) Corp. and BVCH Optronics (Sichuan) Corp. In July 2010, due to business structure reorganization, the holding companies of BriView (Xiamen) Corp. and BVCH Optronics (Sichuan) Corp. changed from AU Optronics (L) Corp. and BriView (L) Corp. to BriView (L) Corp. and AU Optronics (L) Corp., respectively.

•
Darwin Precisions (Dongguan) Corp.  In August 2010, we established a wholly-owned subsidiary, Darwin Precisions (Dongguan) Corp., which is mainly engaged in the manufacture, assembly and sale of backlight modules and related components.

•
AUO Green Energy Europe B.V. In September 2010, we established a wholly-owned subsidiary, AUO Green Energy Europe B.V., which is a holding company for investments in clean energy business and provision of after-sale service in Europe.

•
AUO Green Energy America Corp.  In October 2010, we established a wholly-owned subsidiary, AUO Green Energy America Corp., which is a holding company for investments in clean energy business and provision of after-sale service in the United States.

•
AUO Crystal (Malaysia) Sdn. Bhd. In November 2010, we established a wholly-owned subsidiary, AUO Crystal (Malaysia) Sdn. Bhd., which is mainly engaged in the manufacture and sale of single crystal silicon wafers.

•
Darwin Precisions (L) Corp. In November 2010, Darwin Precisions Corp.’s ownership interests in Darwin Precisions (L) Corp. increased from 75.88% to 100% when AU Optronics (L) Corp. transferred 24.12% ownership interests in common shares of Darwin Precisions (L) Corp. to Darwin Precisions Corp. due to group restructuring.

4.D. Property, Plants and Equipment

As of April 15, 2011, we have five principal manufacturing sites in Taiwan, three module-assembly sites in the PRC, three manufacturing sites in Japan, two module-assembly sites in Europe and one module-assembly site in Singapore.

Principal Facilities

The following table sets forth certain information relating to our principal facilities as of April 15, 2011. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government.  The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.
Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ****
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)
No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	162,895	610x720/LTPS 20,000(1)	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)
No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	600x720/60,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ****
No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC*	162,826	620x750/a-Si 30,000(1) 1,100x1,300/70,000(4)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned
No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	680x880/60,000(2) 1,100x1,250/50,000(4) 1,100x1,300/70,000(4)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned
No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC*	867,955	1,500x1,850/120,000(5)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)
No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	1,500x1,850/120,000(5) 1,100x1,300/120,000(4) 1,950x2,250/75,000(6) 1,950x2,250/60,000 (6) 2,200x2,500/40,000(7)	March 2005 August 2005 June 2006 April 2009 February 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)
10 Tampines Industrial Avenue 3 Singapore 528798***	182,943	730x920/LTPS 45,000(3)	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2031)
No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2051)
No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC*	54,417	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)
No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,687	N/A	September 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Location	Building Size	Input Substrate Size / Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ****
Turanka 856/98b, Slatina, 627 00, Brno, Czech Republic	26,710	N/A	October 2008	Module and TV set assembly; TFT-LCD related products repair service	• Building is leased (expires in December 2013) • Land is leased (expires in December 2013)
Turanka 858/98a, Slatina, 627 00 Brno, Czech Republic	9,312	N/A	August 2010	Solar module assembly	• Building is leased (expires in March 2014) • Land is leased (expires in March 2014)
Brnianska 1, 91105 Trencin, Slovak Republic	124,819	N/A	April 2010	TFT-LCD module and TV set assembly and related component	• Building is owned ● Land is owned
Sendai 83,Shimomiyamae, Asouhara, Yamamoto-cho, Watari-gun, Miyagi-ken, Japan**	52,759	Silicon wafer 2,000 kpcs per month	October 1984	Production of silicon wafer	• Building is owned • Land is owned
Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan** Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan**	167,007 (including Kochi Site 1 and Kochi Site 2)	Ingot 160 ton per month	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingot	• Building is owned • Land is owned
Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan**	1,113,359	Polysilicon 227 ton per month	October 2007	Production of polysilicon	• Building is owned • Land is owned

*	Facilities acquired through our merger with QDI.

**	Facilities acquired through our acquisition of M. Setek.

***	Facilities acquired through our acquisition of AFPD Pte., Ltd.

****	Not applicable to polysilicon, silicon wafer, ingot, solar cell and solar module products.

(1)	3.5-generation fab.

(2)	fourth-generation fab.

(3)	4.5-generation fab.

(4)	fifth-generation fab.

(5)	sixth-generation fab.

(6)	7.5-generation fab.

(7)	8.5-generation fab.

Expansion Projects

Set forth below is a description of our principal expansion projects which we expect to finance with cash on hand, long-term debt and cash flow from operations.

Second 8.5-Generation Fab. We are in the process of establishing our second 8.5-generation fab in order to produce LCD TVs that are larger than 50 inches. Our second 8.5-generation fab is capable of processing substrates with dimensions of 2,200 x 2,500 millimeters. Our second 8.5-generation substrate size is designed to produce large-size panels with high efficiency and with capabilities of cutting, for example, eight 46-inch panels, six 55-inch panels, or three 65-inch panels in wide format. We commenced construction of our second 8.5-generation fab in the second quarter of 2009 and we completed construction and equipment move-in in the fourth quarter of 2010. We are currently conducting a pilot-run and plan to begin commercial production in the second quarter of 2011.

The location of our second 8.5-generation fab is in the Central Taiwan Science Park in the ROC (“Central Science Park”). In July 2006, the Environmental Protection Agency of the ROC Executive Yuan (“EPA”) issued its opinion (“EPA Opinion”) on an environmental impact assessment report submitted by the Central Taiwan Science Park Development Office relating to the development of Central Science Park (“Environmental Impact Assessment Report”), which among other things, required a wider scope of environmental impact assessment and additional environmental control measures for projects constructed on Central Science Park compared to the scope and measures proposed in the Environmental Impact Assessment Report. The EPA Opinion was disputed and finally appealed to Taiwan Supreme Administrative Court.

 On January 21, 2010, the Taiwan Supreme Administrative Court dismissed the case. Following the dismissal, in July 2010, the Taipei High Administrative Court ordered the suspension of the development plans of the third phase at issue until the completion of an additional environmental impact assessment. In response, on August 31, 2010, an updated environmental impact assessment was further reviewed and approved by the EPA. The EPA issued its official announcement of the approval of such updated environmental impact assessment in favor of the continued development of the third phase expansion. On September 6, 2010, the National Science Council of the Executive Yuan issued a new development approval to the Central Taiwan Science Park Development Office to allow the third phase to continue. At the present, we do not believe this event to have a material adverse effect on our operations under the preliminary presumption of administrative trust-protection principle between the government and people since we have obtained the development approval issued by the governmental authorities in due course.

As for the fourth phase expansion, on September 2, 2010, the Supreme Administrative Court upheld the government’s appeal regarding the suspension of the fourth phase expansion and sent back the case for retrial. As a result, the government allowed the fourth phase expansion to continue.

Although to date, these ongoing disputes did not result in significant impact on our operations, we cannot assure that further queries or challenges in connection with the EPA environmental impact assessment will not adversely affect our construction and expansion plan. We may also incur additional expenses in connection with dealing with queries or challenges by the EPA, which may adversely affect our business and results of operations.

4.5-Generation Fab. We acquired the 4.5-generation LTPS (Low Temperature Polysilicon) fab through our acquisition of AFPD Pte., Ltd. in July 2010. The fab is currently mainly used to produce panels for notebooks, and we plan to convert part of its production to small and medium display panels, such as mobile devices, in the second half of 2011. In the future, the LTPS fab could be upgraded to produce Organic Light Emitting Diode (OLED) display and Touch Sensor if market demand arises. The fab is capable of processing substrates with dimensions of 730 x 920 millimeters. The capacity of the fab is currently 45,000 substrates per month, and we are in the process to establish the fab to up to 60,000 substrates of capacity per month. The final ramp-up schedule will be subject to market demand.

We estimate our capital expenditures to be approximately between NT$90.0 to NT$95.0 billion for 2011, primarily for the installation of our second 8.5-generation fab, the enhancement of capacity value and the development in our solar business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Our operating results are affected by a number of factors, principally by general market conditions, production capacity and product mix.

General Market Conditions

The TFT-LCD industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in declines in average selling prices. For example, in 2010, average selling price of our large-size panels increased by 4.6% in the second quarter from the first quarter, slightly decreased by 2.2% in the third quarter from the second quarter, and then further decreased by 20.8% in the fourth quarter from the third quarter. On a year-to-year basis, average selling prices of panels decreased by 0.3% in 2010 compared to 2009 and decreased by 24.9% in 2009 compared to 2008. We expect average selling prices of large-size panels will fluctuate from time to time due to the change of general market conditions.

Our revenues primarily depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices and volumes. The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, supply and demand, competition, our pricing strategies and transportation costs. The average selling prices of our large-size panels increased by 13.6% in 2008, decreased by 24.9% in 2009, and remained stable in 2010. Our gross margin increased from 2.0% in 2009 to 7.8% in 2010 primarily due to the rise of average selling prices in the first half of 2010 and our improved cost control and product mix, which was partially offset by appreciation of NT dollars against US dollars and the decline of average selling prices in the fourth quarter of 2010. Our gross margin decreased from 13.1% in 2008 to 2.0% in 2009, primarily due to a 24.9% decrease in average selling prices. We incurred gross loss in the first quarter of 2011 mainly due to a further decline in the average selling prices of LCD TV panels, coupled with the continuous appreciation of NT dollars against US dollars.

To meet a potential future increase in demand, many TFT-LCD manufacturers, including our company, may expand capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of panels in the future. In addition, we expect that, as is typical in the TFT-LCD industry, the average selling prices for our existing product lines will gradually decrease as the cost of manufacturing TFT-LCD panels declines.

Production Capacity

Our results of operations have been affected by our production capacity. We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2010, we had an annual capacity to produce approximately 23.8 million square meters of glass area of TFT-LCD panels.

Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high-production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger size panels command higher prices, but also have higher manufacturing costs. In 2010, an increase in demand for consumer electronics products using larger panels such as digital still camera and mobile phone caused a shift in product mix to more medium-sized panels being produced. The continuing demands for notebook computers and the continuing trends towards desktop monitors as a result of the popularity of wide screen monitors and upgrading to large size LCD panels led us to shift our product mix to include primarily 10.1- to 17.3-inch panels for notebook computers and 18.5-, 21.5- and 24-inch panels for desktop monitors. Net sales of panels for computer products represented 41.1%, 35.8%, and 31.8% of our net sales in 2008, 2009 and 2010, respectively. This declining trend was primarily due to the increase in sales of LCD TV panels, which represented 44.4% 46.3% and 48.9% of our net sales in 2008, 2009 and 2010, respectively. Moreover, a strong demand for LCD TV panels contributed to increased production of LCD TV panels with sizes mainly ranging from 18.5- to 65-inch. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 3 to our consolidated financial statements included elsewhere herein. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

The movements of the allowance for sales returns and discounts are as follows:

	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	1,255,033	1,145,135	118,329	4,061
Provision charged to revenue	2,793,933	623,728	2,015,341	69,160
Utilized	(2,903,831)	(1,650,534)	(1,351,663)	(46,385)
Balance at end of year	1,145,135	118,329	782,007	26,836

The provision made in 2010 increased as compared with 2009 primarily due to the increases in sales in 2010. The provision made in 2009 decreased as compared with 2008 primarily due to the decreases in sales in 2009.

Long-Lived Assets and Intangible Assets

Under ROC and US GAAP, we review our long-lived assets and identifiable intangible assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable.

Under ROC GAAP, we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. Under US GAAP, we assess recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for sale. In 2008, 2009 and 2010, under ROC GAAP we recognized impairment losses on long-lived assets of NT$1,264.7 million, NT$1,102.1 million and NT$859.2 million (US$29.5 million), respectively, classified under non-operating expenses and losses. Under US GAAP, the impairment losses on long-lived assets were not materially different from the amounts recognized under ROC GAAP. We classify impairment losses on long-lived assets and assets held for sale within operating expenses.

Intangible assets are recorded at cost or at fair value on the acquisition date and are amortized over the estimated useful lives using the straight-line method. The costs of patents and licenses for the product and process technology for TFT-LCDs and other flat-panel displays are capitalized and amortized on a straight-line basis over their estimated useful lives generally for periods ranging from 3 to 20 years.

We assess the impairment of acquired intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If our management’s estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.  In 2008, 2009 and 2010, we did not recognize any impairment loss for intangible assets.

Business Combinations and Goodwill

When we acquire businesses, under ROC GAAP, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill.  Under US GAAP, pursuant to FASB ASC Topic 805, “Business Combinations – a replacement of Statement 141”, the identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination are required to be recognized and measured at “full fair value”.  The sum of the fair value of identifiable net assets acquired less the fair value of the non-controlling interests, if any, exceeding the sum of the fair value of the consideration transferred and the fair value of the equity interests held before the business combination is recorded as goodwill.  The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Under ROC GAAP, effective January 1, 2006 and in accordance with the amended ROC SFAS No. 25 “Business Combinations,” goodwill is no longer amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. Prior to 2010, we determined that we have one cash-generating unit, taken the enterprise as a whole, for purposes of testing goodwill for impairment. In response to the acquisition of M. Setek in late 2009, we changed our internal reporting structure so that we determined that we have two cash-generating units, which are the display business unit and the solar business unit, for the purposes of testing goodwill for impairment in 2010.  The recoverable amount of the cash-generating unit calculated using a cash flow projection of eight years was compared to the carrying value of the cash-generating unit. If the recoverable amount of the cash-generating unit is lower than the carrying amount of the cash-generating unit, an impairment loss is recognized. We test goodwill for impairment annually on June 30 and when a triggering event occurs between annual impairment tests.

 Under US GAAP, we also determined that we have two reporting units for purposes of testing goodwill for impairment in 2010. We entered the solar business with the acquisition of M. Setek in October, 2009. The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no additional goodwill was recognized. Therefore, there is no need to test the solar reporting unit for goodwill impairment because there is no goodwill allocated to it. We estimated the fair value of the display and solar business reporting units by using the discounted cash flow approach. In addition, for the purpose of analyzing the reasonableness of the fair value deriving from the discounted cash flow approach, we adjusted our market capitalization by an appropriate control premium and then deducted the estimated fair value of solar business reporting unit to arrive at another estimate of fair value of the display reporting unit. To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. An impairment loss will be recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805.

Based on our assessment, the estimated fair values of the display and solar cash generating units significantly exceeded their respective carrying amounts at June 30, 2010 under ROC GAAP.  Also, the estimated fair value of the display reporting unit exceeded its carrying amount at June 30, 2010 under US GAAP basis. Therefore, we concluded that goodwill was not impaired. In addition, no triggering events occurred between annual impairment test dates.

In 2009, we determined that we only have one cash-generating unit and one reporting unit under ROC GAAP and US GAAP, respectively, for purposes of testing goodwill for impairment, which is the enterprise as a whole. On June 30, 2009, we compared the carrying amount of total stockholders’ equity consolidated on a US GAAP basis to market value based on the quoted market price of our shares on the date of assessment to determine if goodwill is potentially impaired. We did the test again for goodwill impairment on December 31, 2009. Based on the assessments mentioned above, we concluded that goodwill was not impaired under both ROC GAAP and US GAAP.

During the fourth quarter of 2008, the global financial crisis had a significant adverse effect on our quoted market price. On December 31, 2008, the market capitalization of us dropped below the carrying amount of stockholders’ equity, which necessitated an additional test for goodwill impairment at the 2008 year-end.  Consequently, we performed an analysis at the 2008 year-end to evaluate the potential impairment of goodwill.  Based on our assessment, our fair value exceeded the carrying amount of our company’s stockholders’ equity at December 31, 2008. Therefore, we concluded that goodwill was not impaired, and step two of the goodwill impairment test under FASB ASC Topic 350 was not necessary.

Allowance for Doubtful Accounts Receivable

We evaluate our outstanding accounts receivables on a monthly basis for collectability purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is based on our average historical collection experience and current trends in the credit quality of our customers. We also carry accounts receivable insurance for potential defaults. There have been no changes in this policy for the last three years.

The movements of the allowance for uncollectible accounts are as follows:

	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	317,183	99,333	95,998	3,294
Provision charged to expense (reversed to income)	(187,011)	(3,335)	20,534	705
Write-off	(30,839)	–	(30,337)	(1,041)
Balance at end of year	99,333	95,998	86,195	2,958

The allowance we established for uncollectible accounts in 2009 decreased as compared to 2008 primarily due to the timely payment of most accounts receivable in 2009 within permitted credit periods. The allowance we established for uncollectible accounts in 2010 decreased by 10.2% as compared to 2009 primarily due to the write-off of uncollectible account according to our accounting policy.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts that will ultimately be realized are less than their cost basis or when we determine that inventories cannot be liquidated without price concessions, which may be affected by the number of months inventory items remain unsold and their prevailing market prices. Additionally, our analyses of the amount we expect to ultimately realize are partially based upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

As of December 31, 2008, 2009 and 2010, the provision for inventory obsolescence and devaluation was NT$8,413.9 million, NT$4,359.3 million and NT$6,046.6 million (US$207.5 million), respectively, which were classified in cost of goods sold in the consolidated statements of operations. The provision made in 2009 decreased significantly primarily due to an increase in the average selling price in the fourth quarter of 2009. The provision made in 2010 increased significantly due to substantial decrease in average selling prices in the fourth quarter of 2010. For the years ended December 31, 2008, 2009 and 2010, there have been no significant recoveries in excess of adjusted carrying amounts of inventory that were previously written-down.

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

 Income Taxes Uncertainties and Realization of Deferred Tax Assets

We are subject to the continuous examination of our income tax returns by the ROC tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

As of December 31, 2010, our valuation allowances on deferred tax assets was NT$17,339.9 million (US$595.1 million) under ROC GAAP, which primarily due to investment tax credits that we believe are unlikely to be realized in the future. During 2009 and 2010, investment tax credits that expired unused amounted to NT$6,680.0 million and NT$6,889.4 million (US$236.4 million), respectively.  Such investment tax credits were previously fully provided in the valuation allowance.  Therefore, the write-offs of these deferred tax assets and related valuation allowances had no impact on our income tax expense in 2009 and 2010.  In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss and investment tax credits utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net operating loss and investment tax credits, net of the existing valuation allowance as of December 31, 2010.

We used estimated future taxable income for the next five years to determine the realizability of our deferred tax assets and the resulting requirement for valuation allowance.  We believe that, as of December 31, 2010, the estimated future taxable income beyond the five-year period cannot be objectively and reliably determined given the cyclical nature of the TFT-LCD industry. In addition, the five-year period is considered to be consistent with the statutory period that the tax credit and loss carryforwards can be utilized under ROC Tax Law. Effective January 21, 2009, the statutory period during which loss carryforwards can be utilized has been extended to 10 years.

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

When the likelihood of an unfavorable outcome from our legal proceedings is probable and our management can reasonably estimate such loss, we make appropriate provisions in our consolidated statement of operations. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events.

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

Under US GAAP, in accordance with FASB ASC Topic 815 and its related interpretations, we concluded that the conversion features for the two overseas convertible bonds assumed from the merger with QDI at October 1, 2006, qualified as embedded derivative instruments under FASB ASC Topic 815, as these bonds are denominated in a currency that is different from our functional currency, and therefore were required to be bifurcated from the debt hosts. We further concluded that the put and call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under FASB ASC Topic 815, as they were considered to be clearly and closely related to the debt hosts. As a result, under US GAAP, these two overseas convertible bonds were recorded at the fair value at the date of acquisition without taking into account the embedded conversion options. The recorded carrying amounts are accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

In October 2010, we issued US$800.0 million unsecured zero coupon convertible bonds, which was recorded in its entirety as a liability at fair value at the date of issuance under US GAAP. The difference between fair value and redemption value at the date of issuance is recorded as a discount, and amortized over the redemption period using the effective interest rate method.

Under US GAAP, we concluded that the conversion features for the new overseas convertible bonds qualified as embedded derivative instruments under FASB ASC Topic 815, as these bonds are denominated in a currency that is different from our functional currency, and therefore was required to be bifurcated from the debt hosts.  We further concluded that the call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under FASB ASC Topic 815, as they were considered to be clearly and closely related to the debt hosts. As a result, under US GAAP, the new overseas convertible bonds was recorded at the fair value at the date of issuance without taking into account the embedded conversion options.

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2010 included the impact of changes in fair value of the embedded derivative instrument liability of NT$678.8 million (US$23.3 million), which is recognized only for US GAAP purpose.

Deconsolidation of a subsidiary

Under ROC GAAP, upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss. Under US GAAP, pursuant to FASB ASC Subtopic 810-10, “Consolidation—Overall”, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary is accounted for as equity transactions in the consolidated financial statements. However, if a change in ownership of a consolidated subsidiary results in a loss of control, that subsidiary is then deconsolidated and any retained ownership interest is re-measured at fair value, and any gain or loss is included in the consolidated statement of operations.

On June 30, 2010, due to a change in the composition of the board of directors of Lextar Electronics Corp. (“Lextar”), we no longer had a controlling financial interest in Lextar. As a result, we deconsolidated Lextar on June 30, 2010 and accounted for this investment under the equity method of accounting. Consequently, pursuant to FASB ASC Subtopic 810-10, we recognized a non-cash gain of NT$362.8 million (US$12.5 million), representing the difference between the fair value of the investment on June 30, 2010 and its carrying value in our US GAAP consolidated statemetns of operations for 2010. Under ROC GAAP, we also accounted for the investment in Lextar under the equity method of accounting upon loss of control, however no gain or loss is recognized upon deconsolidation and the carrying value of the investment in Lextar was based on our proportion interest of the net book value of Lextar on the date of deconsolidation.

Results of Operations

The following table sets forth certain of our results of operations information under ROC GAAP as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	%	%	%
Net sales	100.0	100.0	100.0
Cost of goods sold	86.9	98.0	92.2
Gross profit	13.1	2.0	7.8
Operating expenses	5.3	6.2	5.6
Selling	2.1	2.2	1.9
General and administrative	1.9	2.3	2.3
Research and development	1.3	1.7	1.4
Operating income (loss)	7.8	(4.2)	2.2
Net non-operating expenses and losses	(1.6)	(3.4)	(0.4)
Earnings (loss) before income tax	6.2	(7.6)	1.8
Income tax expenses	1.1	–	0.2
Net income (loss)	5.1	(7.6)	1.6

In 2010, a strong demand in the TFT-LCD industry contributed to an increase in our unit sales, and an improvement on our product mix. As a result, we were able to achieve higher profitability in 2010. Our gross, operating and net margins have increased from 2009 to 2010, primarily as a result of an increase in market demand of our products.

For the Years Ended December 31, 2010 and 2009

Net sales

Net sales increased 30.0% to NT$467,158.0 million (US$16,031.5 million) in 2010 from NT$359,331.3 million in 2009 primarily due to a 26.3% increase in net sales of large-size panels and a 29.4% increase in net sales of small-size panels.

Net sales of large-size panels increased 26.3% to NT$397,798.2 million (US$13,651.3 million) in 2010 from NT$314,840.5 million in 2009. This increase was primarily due to an increase in the sales volume. Large-size panels sold increased 26.7% to 113.5 million panels in 2010 from 89.7 million panels in 2009. The increase in unit sales of large-size panels was primarily due to an increase in market demand. The average selling price per panel of our large-size panels remained stable, which were at NT$3,503.4 (US$120.2) in 2010 and at NT$3,512.3 in 2009, respectively.

Net sales of small- to medium-size panels increased 29.4% to NT$44,198.7 million (US$1,516.8 million) in 2010 from NT$34,168.5 million in 2009. The increase in net sales of small- to medium-size panels was primarily due to an increase in average selling price, which was partly offset by a slightly decrease in unit sales. The average selling price per panel of our small- to medium-size panels increased 33.9% to NT$200.1 (US$6.9) in 2010 from NT$149.4 in 2009, primarily as a result of the change in our product mix. Unit sales of our small- to medium-size panels decreased 3.4% to 220.9 million panels in 2010 from 228.6 million panels in 2009. The decrease in unit sales of small- to medium-size panels was also primarily due to the change in our product mix.

Cost of Goods Sold

Cost of goods sold increased 22.3% to NT$430,859.4 million (US$14,785.8 million) in 2010 from NT$352,290.5 million in 2009. This increase was primarily due to an increase in the raw material and component costs and an increase in overhead expenses resulting from our increased sales.

Raw material and component costs increased 28.2% in 2010 as compared to 2009, primarily as a result of our increased unit sales. Overhead expenses, including depreciation and amortization expenses, increased 11.7% in 2010 as compared to 2009, primarily due to an increase in indirect materials and electricity expenses. Direct labor costs increased 18.4% in 2010 as compared to 2009, primarily as a result of an increase in employee bonus expenses.

Gross Profit

Gross profit increased to NT$36,298.6 million (US$1,245.7 million) in 2010 from NT$7,040.9 million in 2009. Gross profit margin, which is gross profit divided by net sales, mainly fluctuates, among other factors, with our capacity utilization rate, market price change of our products, our product mix. Our gross profit margin increased to 7.8% in 2010 from 2.0% in 2009, primarily due to the rise of average selling prices in the first half of 2010 and our improved cost control and product mix, which was partially offset by appreciation of NT dollars against US dollars and the decline of average selling prices in the fourth quarter of 2010.

Operating Expenses

Operating expenses increased 15.8% to NT$25,801.9 million (US$885.4 million) in 2010 from NT$22,279.9 million in 2009. As a percentage of net sales, operating expenses decreased to 5.6% in 2010 from 6.2% in 2009 which was primarily due to our increased sales. The increase in operating expenses was primarily due to an increase in general and administrative expenses. General and administrative expenses increased 32.6% to NT$10,736.9 million (US$368.5 million) in 2010 from NT$8,094.4 million in 2009 primarily due to pre-operating expenses arising from our new plants in Japan, an increase in employee bonus and salaries, and management fees paid to the Science Based Industrial Park of the ROC, which were partially offset by less depreciation expenses and banking fees. General and administrative expenses as a percentage of net sales remained at 2.3% in 2010 and 2009. Selling expenses increased 8.0% to NT$8,641.5 million (US$296.6 million) in 2010 from NT$8,000.0 million in 2009, primarily due to an increase in shipping expenses and warranty expenses, both resulting from an increase in sales and an increase in employee bonus expenses, which were partially offset by a decrease in royalty expenses. Selling expenses as a percentage of net sales decreased to 1.9% in 2010 from 2.2% in 2009. Research and development expenses increased 3.8% to NT$6,423.6 million (US$220.4 million) in 2010 from NT$6,185.5 million in 2009, resulting from our increased research and development activities and an increase in employee bonus and indirect materials. Research and development expenses as a percentage of net sales decreased to 1.4% in 2010 from 1.7% in 2009.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we had operating income of NT$10,496.7 million (US$360.2 million) in 2010 compared to operating loss of NT$15,239.1 million in 2009. We had an operating margin of 2.2% in 2010 compared to a negative operating margin of 4.2% in 2009.

Under US GAAP, we had operating income of NT$5,399.2 million (US$185.3 million) in 2010 compared to operating loss of NT$28,309.7 million in 2009.  We had an operating margin of 1.2% in 2010 compared to a negative operating margin of 7.9% in 2009.

Under ROC GAAP, the provision for the potential litigation losses and others is usually recognized in the consolidated statement of operations as a non-operating expense.  However, under US GAAP, the provision for the potential litigation losses and others is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$1,900.7 million (US$65.2 million) in 2010 compared to net non-operating expenses and losses of NT$12,028.4 million in 2009. We had lower net non-operating expenses and losses in 2010 compared to 2009 primarily due to (i) an increase in net gains on valuation of financial instruments to NT$3,986.1 million (US$136.8 million) in 2010 from NT$813.2 million in 2009, resulting from our increased financial instruments to hedge our position corresponding to our increased sales in 2010; (ii) a net foreign currency exchange loss of NT$3,581.1 million (US$122.9 million) in 2010 compared to a foreign currency exchange income of NT$236.9 million in 2009, primarily due to (1) the depreciation of US dollars against NT dollars in the second half of 2010, and (2) the appreciation of JPY against NT dollars in the second and third quarters of 2010; (iii) an increase in net gains on sale of investment securities to NT$1,527.2 million (US$52.4 million) in 2010 from NT$384.2 million in 2009; (iv) an increase in net investment gains recognized by the equity method to NT$681.3 million (US$23.4 million) in 2010 from NT$139.6 million in 2009, resulting from a gain on an investee company; (v) an increase in net interest expenses to NT$3,946.3 million (US$135.4 million) in 2010 from NT$3,180.6 million in 2009, resulting from amortization expenses relating to the issuance of convertible bonds and a decrease in interest capitalization in 2010 compared to 2009 because more construction was completed in 2010; and (vi) a decrease in provisions made for potential litigation losses and others to NT$2,011.4 million (US$69.0 million) in 2010 from NT$9,696.1 million in 2009, resulting from a decrease in the amount of provisions made in connection to antitrust matters in 2010 compared to 2009.

Under US GAAP, we had net non-operating income and gains of NT$69.2 million (US$2.4 million) in 2010 compared to net non-operating expenses and losses of NT$1,352.7 million in 2009.  We had net non-operating income and gains in 2010 compared to net non-operating expenses and losses in 2009, primarily as a result of an increase in net gains on valuation of financial instruments, an increase in net gains on sale of investment securities, an increase in net investment income and an increase in net other income, partially offset by an increase in net interest expense and an increase in net foreign currency exchange loss.  We had net gains on valuation of financial instruments of NT$3,164.4 million (US$108.6 million) in 2010 compared to net gains on valuation of financial instruments of NT$806.3 million in 2009.  In 2010, we had net gains on sale of investment securities of NT$1,478.4 million (US$50.7 million) compared to net gains on sale of investment securities of NT$549.2 million in 2009.  We had a net investment income of NT$668.5 million (US$22.9 million) in 2010 compared to a net investment income of NT$48.6 million in 2009.  In 2010, we had a net other income of NT$2,071.3 million (US$71.1 million) compared to a net other income of NT$1,637.0 million in 2009.  In 2010, we had a net interest expense of NT$3,801.7 million (US$130.5 million) compared to a net interest expense of NT$3,187.8 million in 2009.  In 2010, we had net foreign currency exchange loss of NT$3,582.8 million (US$123.0 million) compared to a net foreign currency exchange gain of NT$218.9 million in 2009.

Income Tax Benefit (Expense)

Under ROC GAAP, we recognized an income tax expense of NT$1,187.9 million (US$40.8 million) in 2010 compared to an income tax benefit of NT$22.6 million in 2009. An increase in income tax expenses primarily resulted from a substantial increase of taxable income of subsidiaries, taxes paid for dividends received from our subsidiaries located in China according to PRC’s tax regulations, a decrease of investment tax credit obtained and the effect of deferred assets caused from the change of the statutory tax rate in 2010. Therefore, the effective tax rate increased to 13.8% in 2010 from 0.1% in 2009 under ROC GAAP.

Effective from January 1, 2010, the statutory tax rate was reduced to 20% in accordance with the ROC Income Tax Act. In June 2010, the statutory rate was reduced from 20% to 17%, effective retroactively on January 1, 2010. The effective tax rate was lower than 17% primarily due to investment tax credits and tax exemptions. While we used a portion of available tax credits to offset our income tax payable, the amount of tax credits available to be applied in any year, except for the final year in which such tax credit expires, is limited to 50% of the income tax payable for that year. There is no limitation on the amount of tax credits available to be applied in the final year.

Under US GAAP, we recognized an income tax expense of NT$745.0 million (US$25.6 million) in 2010 compared to an income tax benefit of NT$1,359.5 million in 2009. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes”, if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. The effective tax rate increased to 13.6% in 2010 from 4.6% in 2009 under US GAAP, primarily due to the effect of the change of the statutory tax rate in 2010.

Net Income (Loss)

As a result of the foregoing, we incurred net income of NT$7,408.1 million (US$254.2 million) or NT$ 0.76 (US$0.03) per basic share and NT$0.70 (US$0.02) per diluted share in 2010 as compared to net loss of NT$27,244.8 million or net loss per basic and diluted share of NT$3.04 in 2009.

Under US GAAP, we incurred net income attributable to stockholders of AU Optronics Corp. of NT$4,244.3 million (US$145.7 million) or NT$0.48 (US$0.02) per basic and diluted share in 2010 as compared to net loss attributable to stockholders of AU Optronics Corp. of NT$28,670.3 million or net loss per basic and diluted share of NT$3.26 in 2009.  The per share effect from tax holidays for the years ended December 31, 2009 and 2010 were NT$0.09 and NT$0.05 (US$0.002), respectively.

For the Years Ended December 31, 2009 and 2008

Net sales

Net sales decreased 15.2% to NT$359,331.3 million in 2009 from NT$423,928.2 million in 2008 due to a 15.5% decrease in net sales of large-size panels and a 27.0% decrease in net sales of small-size panels.

Net sales of large-size panels decreased 15.5% to NT$314,840.5 million in 2009 from NT$372,689.7 million in 2008. This decrease was primarily due to a decrease in average selling price, which was partially offset by an increase in unit sales. Large-size panels sold increased 12.5% to 89.7 million panels in 2009 from 79.7 million panels in 2008. The average selling price per panel of our large-size panels decreased 24.9% to NT$3,512.3  in 2009 from NT$4,678.0 in 2008, primarily as a result of the global financial crisis and the resulting overall economic downturn. The increase in unit sales of large-size panels was primarily due to an increase in market demand in the second half of 2009.

Net sales of small- to medium-size panels decreased 27.0% to NT$34,168.5 million in 2009 from NT$46,784.1 million in 2008. The decrease in net sales of small- to medium-size panels was primarily due to a decrease in average selling price which was partially offset by an increase in unit sales. Unit sales of our small- to medium-size panels increased 21.5% to 228.6 million panels in 2009 from 188.1 million panels in 2008. The average selling price per panel of our small- to medium-size panels decreased 40.0% to NT$149.4 in 2009 from NT$248.8 in 2008, primarily as a result of a change in product mix and a falling trend in average selling prices of the end products utilizing aging technology. The increase in unit sales of small- to medium-size panels was primarily due to an increase in sales of panels for consumer products.

Cost of Goods Sold

Cost of goods sold decreased 4.4% to NT$352,290.5 million in 2009 from NT$368,600.3 million in 2008. This decrease was primarily as a result of a decrease in cost of raw materials and component costs.

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

Gross Profit

Gross profit was NT$7,040.9 million in 2009 compared to NT$55,327.9 million in 2008. Gross margin, which is gross profit divided by net sales, was 2.0% in 2009 as compared to 13.1% in 2008. The decrease in our gross margin was primarily as a result of the decrease in our average selling prices in 2009.

Operating Expenses

Operating expenses increased 0.2% to NT$22,279.9 million in 2009 from NT$22,235.6 million in 2008. As a percentage of net sales, operating expenses increased to 6.2% in 2009 from 5.3% in 2008. The increase in operating expenses was primarily as a result of an increase in research and development expenses and an increase in general and administrative expenses, which was partially offset by a decrease in selling expenses.  Research and development expenses increased 15.9% to NT$6,185.5 million in 2009 from NT$5,335.2 million in 2008, primarily due to an increase in depreciation expense and indirect materials. General and administrative expenses increased 2.4% to NT$8,094.4 million in 2009 from NT$7,907.6 million in 2008 primarily due to an increase in depreciation expenses and professional fees, which was partially offset by a decrease in employee bonus expenses and management fees paid to the Science Based Industrial Park of ROC. General and administrative expenses as a percentage of net sales increased to 2.3% in 2009 from 1.9% in 2008. Selling expenses decreased 11.0% to NT$8,000.0 million in 2009 from NT$8,992.8 million in 2008, primarily due to a decrease in royalties. Selling expenses as a percentage of net sales increased to 2.2% in 2009 from 2.1% in 2008.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we had operating loss of NT$15,239.1 million in 2009 compared to operating income of NT$33,092.3 million in 2008. We had a negative operating margin of 4.2% in 2009 compared to an operating margin of 7.8% in 2008.

Under US GAAP, we had operating loss of NT$28,309.7 million in 2009 compared to operating income of NT$20,148.1 million in 2008.  We had a negative operating margin of 7.9% in 2009 compared to an operating margin of 4.8% in 2008.

Under ROC GAAP, the provision for the potential antitrust losses is usually recognized in the consolidated statement of operations as a non-operating expense.  However, under US GAAP, the provision for the potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$12,028.4 million in 2009 compared to net non-operating expenses and losses of NT$6,821.3 million in 2008. We had higher net non-operating expenses and losses in 2009 as compared to 2008 primarily as a result of an increase in provisions for potential litigation losses and others, an increase in net interest expenses and a decrease in gain on valuation of financial instruments, which was partially offset by a decrease in net foreign currency exchange losses. We had provisions for potential litigation losses and others of NT$9,696.1 million in 2009 compared to provisions for potential litigation losses and others of NT$2,717.8 million in 2008, primarily as a result of a higher amount of provisions relating to certain antitrust matters in 2009 as compared to the provision for potential litigation losses in 2008. We had a net interest expense of NT$3,180.6 million  in 2009 compared to a net interest expense of NT$2,358.2 million in 2008, primarily as a result of a decrease in interest income. We had gain on valuation of financial instruments of NT$813.2 million  in 2009 compared to gain on valuation of financial instruments of NT$3,902.3 million in 2008, primarily because we had more financial instruments to hedge our position corresponding to our larger sales in 2008 compared to 2009. We had a net foreign currency exchange income of NT$236.9 million in 2009 compared to a foreign currency exchange loss of NT$4,994.2 million in 2008 primarily due to (1) the depreciation of NT dollars against US dollars in the first half of 2009, which was partially offset by the depreciation of NT dollars against JPY in the first half of 2009; and (2) the appreciation of NT dollars against US dollars in the first half of 2008 and the depreciation of NT dollars against JPY in the second half of 2008.

Under US GAAP, we had lower net non-operating expenses and losses of NT$1,352.7 million  in 2009 compared to net non-operating expenses and losses of NT$4,062.0 million in 2008.  We had lower net non-operating expenses and losses in 2009 as compared to 2008 primarily as a result of a decrease in net investment income, partially offset by an increase in net interest expense and an increase in net other income.  We had a net investment income of NT$48.6 million in 2009 compared to a net investment loss of NT$505.3 million in 2008.  In 2009, we had a net interest expense of NT$3,187.8 million compare to a net interest expense of NT$2,358.2 million in 2008.  In 2009, we had net other income of NT$1,637.0 million as compared to a net other income of NT$1,512.3 million in 2008.

Income Tax Benefit (Expense)

We recognized an income tax benefit of NT$22.6 million in 2009 compared to an income tax expense of NT$4,629.1 million in 2008. This change was primarily due to an increase of net operating loss carryforwards, which was partially offset by an increase in valuation allowance for deferred income tax assets.

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

Under US GAAP, we recognized an income tax benefit of NT$1,359.5 million in 2009 compared to an income tax expense of NT$2,579.6 million in 2008. This change was primarily due to an increase from net operating loss carryforwards, which was partially offset by an increase in valuation allowance for deferred income tax assets. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes” (Statement No.109), if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense.

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

Net Income (Loss)

As a result of the foregoing, we incurred net loss of NT$27,244.8 million or net loss per basic and diluted share of NT$3.04 in 2009 as compared to net income of NT$21,641.8 million or NT$2.43 per basic share and NT$2.34 per diluted share in 2008.

Under US GAAP, we incurred net loss attributable to stockholders of AU Optronics Corp. of NT$28,670.3 million or net loss per basic and diluted share of NT$3.26 in 2009 compared to net income attributable to stockholders of AU Optronics Corp. of NT$13,089.7 million or NT$1.52 per basic share and NT$1.49 per diluted share in 2008.  The per share effect from tax holidays for the years ended December 31, 2008 and 2009 were NT$0.06 and NT$0.10, respectively.

Segment Information

General

Our business reports in two operating segments: display business and solar business. Our management monitors and evaluates the performance of both operating segments based on the information of their sales and operating income (loss) measured under ROC GAAP. The following table sets forth our segments information for the years indicated under ROC GAAP.

	For the year ended December 31,
	2009	2010
	NT$	NT$	US$
	(in millions)
Net sales
Display business	357,033.5	456,725.6	15,673.5
Solar business	2,297.8	10,432.4	358.0
Total	359,331.3	467,158.0	16,031.5
Operating income (loss)
Display business	(13,949.3)	13,102.7	449.6
Solar business	(1,289.8)	(2,606.0)	(89.4)
Total	(15,239.1)	10,496.7	360.2

Display business

Net sales from our display business segment increased 27.9% to NT$456,725.6 million (US$15,673.5 million) in 2010 from NT$357,033.5 million in 2009, primarily due to a 26.3% increase in net sales of large-size panels and a 29.4% increase in net sales of small-size panels. Operating expenses in our display business segment increased 10.6% to NT$ 24,251.6 million (US$832.2 million) in 2010 from NT$21,933.1 million in 2009, primarily due to an increase in general and administrative expenses. The increase in general and administrative expenses was primarily due to an increase in employee bonus and salaries and the management fees paid to the Science Based Industrial Park of the ROC, which were partially offset by less depreciation expenses and banking fees. We had an operating income from our display business segment of NT$13,102.7 million (US$449.6 million) in 2010 compared to a loss of NT$13,949.3 million in 2009. For information of the changes in sales by product category for our display business segment, see “4.B. Business Overview – Display Business.”

Under US GAAP, operating income from our display business segment was NT$8,005.2 million (US$274.7 million) in 2010 as compared to an operating loss of NT$27,019.9 million in 2009. The primary difference in segment operating results under ROC GAAP versus US GAAP is that provisions for potential litigation losses and others are included in the determination of operating income under US GAAP.

On March 11, 2011, a major earthquake occurred off the coast of Japan. Discussion for the potential effects derived from this earthquake on our display business segment, see “Item 3.D Risk Factors” and Note 27 to our consolidated financial statements.

Solar business

Net sales from our solar business increased to NT$10,432.4 million (US$358.0 million) in 2010 from NT$2,297.8 million in 2009. Segment operating loss increased to NT$2,606.0 million (US$89.4 million) in 2010 from NT$1,289.8 million in 2009. The primary reason of the increase in the reported segment sales and losses is because a full year of segment results was included for 2010 whereas 2009 only included the result of M. Setek from the date of consolidation. The main reason for the operating loss of solar business segment in 2010 was because the phase II of M. Setek’s Soma factory was under the start-up phase in 2010.  See Note 28(a)(3) to our consolidated financial statements for information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us.

Discussion for the potential impact from the recent earthquake in Japan as abovementioned on our solar business segment, see “Item 3.D Risk Factors” and Note 27 to our consolidated financial statements.

Inflation

Our most significant export markets are Taiwan and PRC. We do not believe that inflation in Taiwan or PRC has had a material impact on our results of operations in 2010. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

In the past, we had been granted exemptions from income taxes in Taiwan for construction and capacity expansions of production facilities according to the Science Park Administration and the ROC Statute for Upgrading

Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion.  The aggregate tax saving of such exemption were approximately NT$2,975.3 million, nil and NT$303.7 million (US$10.4 million) in 2008, 2009 and 2010, respectively.

In addition, we have enjoyed other tax incentives generally available to technology companies in the ROC, including tax credits ranging from 30% to 50% for the research and development expenses and employee training expenses, and tax credits at 7% for the investment in automation equipment and technology and certain qualifying investments.

The ROC Statute for Upgrading Industries expired at the end of 2009 and we are no longer entitled to enjoy the tax benefits of investment tax credits and the five-year tax exemptions starting from January 1, 2010 in connection with our purchases of qualifying machinery and equipment and capital raising. However, we are still eligible for those unexpired tax credits and exemptions which were approved by the related authority before the expiration of the ROC Statute for Upgrading Industries.

The corporate income tax rate in Taiwan applicable to us was 25% for 2008 and 2009, and 17% for 2010. Effective from January 1, 2010, the statutory income tax rate has been reduced to 20% in accordance with the ROC Income Tax Act. In June 2010, the ROC government promulgated another amendment of the Income Tax Law to reduce the income tax rate from 20% to 17%, effective retroactively on January 1, 2010. Therefore, the statutory income tax rates applicable to AUO and its subsidiaries located in the ROC are 17% and 25% in 2010 and 2009, respectively.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in the ROC. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a basic tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the basic tax rate set by the tax authority is 10%. There are grandfathered treatments from the tax holidays approved by the tax authorities before IBTA Statute took effect. The IBTA Statute does not have a significant impact to our financial statements.

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. According to the amendment to the ROC Income Tax Law, which came into effect on June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our earnings as determined under ROC GAAP and as reported in our audited consolidated financial statements rather than our tax returns submitted to the ROC taxation authority. See “Item 10.E. —Taxation—ROC Tax Considerations—Retained Earnings Tax.”

5.B. Liquidity and Capital Resources

We need cash primarily for capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our expansion plans, including plans for newer generation fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may need to rely on external borrowings and securities offerings. Other than as described below in “—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2010, we had current assets of NT$204,985.6 million (US$7,034.5 million) and current liabilities of NT$189,378.6 million (US$6,498.9 million). We expect to meet our working capital requirements as they become due and comply with current ratio covenants in our long-term loans and facilities through cash flow from operations, supplemented as necessary by financing activities. In addition, we can drawdown on our existing long-term credit facilities which would increase our current assets without affecting our current liabilities.

As of December 31, 2010, we had cash and cash equivalents of NT$89,498.5 million (US$3,071.3 million). As of December 31, 2010, we had total short-term credit lines of NT$29,925.4 million (US$1,027.0 million), of which we had borrowed NT$1,183.2 million (US$40.6 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2010, we had outstanding long-term borrowings of NT$146,948.1 million (US$5,042.8 million). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2010 ranged between 0.03% and 5.53% per year.

Below is a summary of our major outstanding borrowings and loans as of March 31, 2011. Please also see note 16 to our consolidated financial statements for further information.

•
In July 2005, we entered into a NT$42.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2010, NT$16.4 billion (US$0.6 billion) was outstanding under this credit facility. We issued NT$5.0 billion secured corporate bonds under this credit facility in March 2006.

•
In August 2006, we entered into a RMB2.8 billion and US$75.0 million seven-year syndicated credit facility, for which ABN AMRO Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2010, NT$6.6 billion (US$0.3 billion) was outstanding under this credit facility.

•
In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2010, NT$42.7 billion (US$1.5 billion) was outstanding under this credit facility. We issued NT$7.0 billion secured corporate bonds under this credit facility in August 2008.

•
In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2010, NT$15.0 billion (US$0.5 billion) was outstanding under this credit facility.

•
In July 2009, we entered into a NT$27.0 billion five-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding medium- and long- term working capital. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2010, NT$17.0 billion (US$0.6 billion) was outstanding under this credit facility.

•
In September 2010, our subsidiary, AFPD Pte., Ltd. (“AFPD”) entered into a US$0.36 billion five-year syndicated credit facility, for which the Credit Agricole Corporate and Investment Bank, Singapore Branch acted as the agent bank, for the purpose of repaying AFPD’s loan from Toshiba and funding working capital needs or capital expenditures. The syndication agreement for this facility is guaranteed by us. As of December 31, 2010, US$0.17 billion was outstanding under this credit facility and US$0.19 billion had not been drawn down.

•
In October 2010, we issued US$0.8 billion aggregate principal amount of zero coupon convertible bonds due 2015. We used the net proceeds to fund overseas equipment purchase. Please refer to note 15 for more detailed information.

•
In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery. As of March 31, 2011, we had not drawn down any amount under this credit facility.

•
In January 2011, our subsidiary, AUSK entered into a EUR80.0 million five-year credit facility with Unicredit Bank Slovakia A.S. for the purpose of funding the construction and the procurement of machinery and equipment. The agreement for this credit facility has been guaranteed by us and requires us to maintain certain financial ratios. As of March 31, 2011, EUR25.0 million (US$33.3 million) was outstanding under this credit facility, and EUR55.0 million (US$73.3 million) had not been drawn down.

We assumed the following outstanding bonds, credit facilities and arrangements as a result of our merger with QDI:

•
In July 2005, QDI issued an aggregate principal amount of NT$6.0 billion of zero-coupon convertible bonds due July 2010. The initial conversion price was NT$17.12 per share, subject to adjustment. The conversion price was adjusted to NT$44.10 per share in 2006 as a result of our merger. These bonds matured in July 2010.

•
In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the expansion of one of our sixth generation fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios.  Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2010, NT$16.2 billion (US$0.6 billion) was outstanding under this credit facility.

•
In July 2006, QDI entered into a NT$1.0 billion four-year credit facility with the Industrial Bank of Taiwan for working capital purposes. Our obligations under this credit facility are secured by certain of our equipment and machinery. We fully repaid this credit facility in August 2010.

With respect to all the syndicated credit facilities assumed by us as a result of our merger with QDI, we amended the terms of the credit facilities such that covenants made therein are the same as those made in our syndicated credit facilities, including covenants that we maintain certain financial ratios. We completed the amendments in early 2007.

In addition, M. Setek entered into the following outstanding credit facilities after our acquisition:

•
In December 2009, M. Setek entered into a JPY21.0 billion five-year syndicated credit facility, for which Mizuho Corporate Bank acted as the agent bank. As of December 31, 2010, JPY21.0 billion was outstanding under this credit facility, of which JPY5.25 billion was classified as current liabilities and JPY15.75 billion as long-term liabilities.

•
In October 2010, M. Setek entered into a JPY6.0 billion five-year credit facility with the Bank of China Limited, Tokyo Branch for the purpose of financing the second phase expansion of Soma factory. The agreement for this credit facility has been guaranteed by us and it requires us to maintain certain financial covenants. As of December 31, 2010, JPY6.0 billion (US$0.07 billion) was outstanding under this credit facility.

•
In October 2010, M. Setek entered into a JPY4.0 billion five-year credit facility with the Bank of China (Hong Kong) Limited for the purpose of financing the second phase expansion of Soma plant and general working capital needs. The agreement for this credit facility has been guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2010, JPY1.0 billion (US$0.01 billion) was outstanding and JPY3.0 billion (US$0.04 billion) had not been drawn down under this credit facility.

•
In November 2010, M. Setek entered into a JPY10.0 billion five-year credit facility with the ING Bank N.V., Tokyo Branch for the purpose of refinancing bank loan and financing capital expenditure needs. The agreement for this facility is guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2010, JPY10.0 billion (US$0.12 billion) was outstanding under this credit facility.

•
We also assumed three other credit facilities that M. Setek entered into in December 2005 (a JPY2.0 billion five-year credit facility), March 2006 (a JPY8.0 billion seven-year syndicated credit facility) and March 2006 (a JPY7.0 billion seven-year credit facility), respectively, under which M. Setek had breached certain financial covenants. On June 25, 2010, we repaid all outstanding amounts of JPY8,625.0 million under the three credit facilities and we do not expect any material impact on our financial position as a result of such financial covenant breach after our full repayment.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, land and available-for-sale financial assets-noncurrent amounted to NT$225,660.0 million (US$7,744.0 million) as of December 31, 2010.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.  As of December 31, 2010, we were in compliance with all financial and other covenants under our long-term loans and credit facilities.

We also enter into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes. These bonds yielded interest at rates ranging from 0.3% to 1.2%, 0.11% to 1.88% and 0.25% to 0.32% in 2008, 2009 and 2010, respectively. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2008, 2009 and 2010, we held government bonds with reverse repurchase agreements in amounts of NT$19,553.8 million, NT$11,882.9 million, and NT$18,811.6 million (US$645.6 million), respectively.

Cash Flows

Net cash provided by operating activities amounted to NT$132,057.5 million in 2008, NT$57,041.0 million in 2009 and NT$90,735.6 million (US$3,113.8 million) in 2010. The increase in net cash provided by operating activities in 2010 compared to 2009 was primarily due to increased cash collections from ordinary business as a result of a stronger demand in the TFT-LCD industry in 2010 compared to 2009 and an increased margin due to higher selling prices of our product mix sold in 2010. There is no significant change in credit terms of major customers. Cash outflows in 2010 increased primarily for additional purchases of raw materials, production overheads, employees costs, and selling, general and administrative expenses mainly due to increased production levels to meet 2010 sales demands. The increase of inventories was only partially offset by the increase of notes and accounts payable.

Net cash used for investing activities was NT$101,257.4 million in 2008, NT$66,616.7 million in 2009 and NT$87,218.3 million (US$2,993.1 million) in 2010.  Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$98,355.2 million in 2008, NT$61,046.9 million in 2009 and

NT$84,621.0 million (US$2,903.9 million) in 2010.  These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings.

Net cash used in financing activities was NT$37,435.6 million in 2008, reflecting primarily an increase of short-term borrowings of NT$4,720.7 million and an increase of long-term borrowings and bonds payable for NT$37,299.4 million which were offset by repayment of long-term borrowings and bonds payable of NT$57,993.5 million and cash dividend payments of NT$19,670.6 million.  Net cash provided in financing activities was NT$11,925.3 million in 2009, reflecting primarily an increase in proceeds from long-term borrowings and bonds payable of NT$66,844.4 million, which was partially offset by repayment of long-term borrowings and bonds payable for NT$49,291.8 million and a decrease in short-term borrowings for NT$4,901.7 million. Net cash provided in financing activities was NT$878.2 million (US$30.1 million) in 2010, reflecting primarily an increase in proceeds from long-term borrowings, bonds payable and the proceeds from the issuance of convertible bonds for NT$62,609.9 million, which was partially offset by the repayment of long-term borrowings and repayment of bonds payable for NT$60,610.9 million.

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	101,326.1	49,018.0	57,240.8	1,964.3
Land and building purchases	1,813.8	13,412.3	21,903.0	751.6

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2008, 2009 and 2010, prepayments for purchases of equipment amounted to NT$60,194.2 million, NT$26,583.7 million and NT$54,266.1 million (US$1,862.3 million), respectively.

Our capital expenditures paid for in 2010 were approximately NT$84.6 billion, primarily for the installation of our second 7.5-generation fab and equipment move-in of our second 8.5 generation fab.

We estimate our capital expenditures to be approximately NT$90.0–95.0 billion for 2011, primarily for the installation of our second 8.5-generation fab, the enhancement of capacity value, and the development of our solar business. As of December 31, 2010, we have commitments in an amount of approximately NT$31.9 billion primarily for the purchase of equipment and machinery and construction. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our expansion plans, and market conditions.

We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our present capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements. We frequently need to invest in new capacity to improve our economies of scale and reduce our production costs, which may require us to raise additional capital. However, we cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “3.D. Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—If capital resources required for our expansion plans are not available, we may be unable to successfully implement our business strategy.”

5.C. Research and Development

We incurred research and development costs of NT$5,335.2 million, NT$6,185.5 million and NT$6,423.6 million (US$220.4 million) in 2008, 2009 and 2010, respectively, which represented 1.3%, 1.7% and 1.4%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes, as well as a team of technical support personnel that focuses on computer integrated manufacturing. We also have research and development teams that are dedicated to the development of OLED. In addition, we have several research and development teams to explore new design platforms for next-generation displays. Finally, we have several research and development teams that focus on manufacturing yield and key component vendors, and devote on 3D and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2010, we employed approximately 2,952 research and development engineers.

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

In 2008, we have released a series of innovative technologies to make our products more user friendly, power-saving, lighter and better quality. First, we released a series of in-cell multi-touch display in new sizes ranging from 4.3-inch to 15-inch, some of which can be integrated into computer applications. We have introduced 2.8-inch QVGA mobile phone panel with image and fingerprint scanning technology. Second, we have further applied green technology in our products with less weight and thickness. The weight of our “Eco Plus” 46-inch TV panel is less than 6.9 kilogram and the ultra slim 46-inch LED panel is less than 10 mm thick. We have also introduced a series of 18.5-inch to 24-inch super slim desktop display panels with 16:9 wide screens and LED backlight, and a series of 8.9-inch to 17.3-inch LED notebook panels with 16:9 wide screens, which can provide greater digital multi-media functions with slim, power-saving features. Our dimming technology can also save more energy. Third, some of our products have been featured with a slim bezel design. We have our 52-inch and 65-inch Full HD portrait panels, which with slim bezel design and high brightness, are the optimum choice for public information displays. We have developed 0.56 mm 1.9-inch mobile phone panel.  Lastly, we have enhanced the quality of images by the developing AMVA3 technology with a high static contrast ratio of 5,000:1. We have also presented 24-inch 2D/3D mix mode panel.

In 2009, we developed certain innovative technologies. We developed a 65-inch QFHD 2D/3D mixed mode ultra high resolution display which can display four programs at the same time.  We also developed a 65-inch QFHD Ultra Thin 7.9mm panel with LED backlight which features 3,840 x 2,160 resolution. It can offer a dynamic contrast ratio up to 2,000,000:1 and power saving of 50%.  We launched a 58-inch 21:9 aspect ratio ultra-wide home theater display for home use. It has 2,560x1,080 ultra-wide resolution and can display 21:9 films without black bars. The display also features a 120Hz double frame rate, which will provide a viewing experience just like in the theater. Based on our past experience in AMVA development, we developed AMVA5 technology with a contrast ratio of 16,000:1 and 20% higher transmittance compared to AMVA3 technology. We also developed a series of Eco-products with LED backlight and light-weighted module designs to promote environmental protection and green technology. In 2009, we also released a series of electronic paper display such as 6-inch e-book panel with embedded touch panel. We were among world’s largest manufacturers for 20-inch electronic paper display module. In addition, we also developed a 14-inch OLED panel with Full HD resolution with contrast ratio of 100,000:1 and 16 million colors.

In 2010, we exhibited a series of critical innovative technologies in order to prove that we are dedicated to the research and development of products characterized by a focus on green energy and the application of new technologies. For example, we developed many products featuring new advanced 3D display technologies, including the world’s largest 71-inch 21:9 3D home theater LCD TV panel for maximum visual enjoyment, the 65-inch naked eye QFHD 4K2K lenticular lens high resolution 3D panel, the 65-inch 3D polarized LCD TV panel with video game applications, the 15.6-inch and 10.1-inch naked eye 3D panel suitable for use with flat panels and notebooks, the 4-inch 3D interactive touch panel used in smartphones. In addition, within the context of the growing trend toward eco-friendly products, we exhibited the world’s first 14-inch solar-powered touch keyboard notebook panel as well as the industry's first ultra-slim 21.5-inch displayport monitor with wide viewing angles. In addition, we presented a new design—the 3.2-inch dual-side, ultra-low-power Memory in Pixel ("MIP") display. The design lowers power consumption from 420mW to 1mW, which represents a 99.8% decrease in consumption. We also extended our touch panel technology to E-board applications by introducing the industry's first 32-inch in-cell touch panel with an optical color pen function. In terms of panels with ten touch points, we are presenting the 32-inch, 24-inch and 10-inch touch panels. Utilizing a one-glass solution, the 7-inch and 5-inch touch panels are 60% slimmer and lighter than conventional touch panels, consume 10% less power, and boast better penetration and brightness. We have developed 6-inch flexible oxide TFT e-paper. We have also developed 2-inch to 4-inch portable e-tags which have special specifications on low power consumption and reuse to lower large scale chain-like circuit business costs. In the OLED advanced technology, we showcased a new 14-inch 3D AMOLED TV panel with a Full HD resolution 1920x1080 pixel.

Intellectual Property

Overview

As of April 15, 2011, we held a total of 7,899 patents, including 2,937 in the PRC, 2,635 in Taiwan and 1,820 in the United States, as well as 507 in other jurisdictions, including 323 in Japan, 164 in Korea, seven in the United Kingdom, four in France, three in Germany, three in Hong Kong, one in Singapore, one in Canada and one in India. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2011 through 2030. We also have a total of 2,341 pending patent applications in Taiwan, 1,385 in the United States and 1,759 in other jurisdictions, including the PRC, Japan, Italy, India, United Kingdom, France, Germany and Korea as of April 15, 2011. In addition, we have registered “AU Optronics” as trademarks in some countries and jurisdictions where we operate, including ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as trademarks in the ROC, PRC, United States, European Union, Japan and Korea.

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

License Agreements

We have entered into patent and intellectual property license and cross license agreements, some of which require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

We have a license agreement with FDTC (subsequently assumed by Fujitsu Limited), effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain TFT-LCD panels at our facilities.

In connection with the settlement of a lawsuit with Sharp, we entered into a cross-license agreement with Sharp, effective as of January 1, 2011, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

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

We have a cross-license agreement with Toshiba Mobile Display, effective as of April 26, 2010, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

In addition to the above, we have also entered into license or cross license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

5.D. Trend Information

For trend information, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E. Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2010, we had off-balance sheet outstanding letters of credit of US$2.3 million, JPY3,570.2 million and RMB18.7 million.

5.F. Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2010.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
			(in millions)
Contractual Obligations
Long-term debt obligations(1)	180,566.1	35,929.8	77,831.8	66,117.7	686.8
Operating lease obligations(2)	6,363.7	1,012.2	1,742.9	619.1	2,989.5
Purchase obligations(3)	31,892.0	31,892.0	–	–	–
Total	218,821.8	68,834.0	79,574.7	66,736.8	3,676.3

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

(3)  Includes purchase orders for the machinery and equipment at our fabs. We have placed orders primarily related to the installation of machinery and equipment at our second 7.5-generation and our second 8.5-generation fabs. As of December 31, 2010, we had made commitments of approximately NT$3.9 billion (US$0.1 billion), relating to our second 7.5-generation fab, and approximately NT$9.7 billion (US$0.3 billion), relating to our 8.5-generation fab.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents.  Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$112.7 million to our pension fund maintained with the Bank of Taiwan in 2011.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2010, we were in compliance with all financial covenants and other technical requirements under our credit facilities, except our subsidiary M. Setek breached certain financial covenants under three of  its loan agreements in 2009. On June 25, 2010, we repaid all outstanding amounts of JPY8,625.0 million under the three credit facilities and we do not expect any material impact on our financial position as a result of such financial covenant breach after our full repayment. Please refer to “Item 4. Information on the Company —4.C. Organization Structure” and “Item 5. Operating and Financial Review and Prospect —5.B. Liquidity and Capital Resources.”

US GAAP Reconciliation

The following table sets forth a comparison of our net income (loss) attributable to stockholders of AU Optronics Corp. and equity attributable to stockholders of AU Optronics Corp. in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended and as of December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	21,267.4	(26,769.3)	6,692.7	229.7
US GAAP	13,089.7	(28,670.3)	4,244.3	145.7
Equity attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	290,059.0	262,087.1	268,160.9	9,202.5
US GAAP	293,391.9	266,269.0	270,390.1	9,279.0

See note 28 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and US GAAP.

Recent ROC GAAP Accounting Pronouncements

In April 2009, the Accounting Research and Development Foundation in Taiwan issued the ROC SFAS No. 41, “Operating Segments”, which is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2011.  The requirements of the statement are based on the information about the components of an entity that management uses to make decisions about operating matters.  ROC SFAS No. 41 requires identification of operating segments on the basis of internal reports that are regularly reviewed by an entity’s Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segments and assess their performance.  The adoption of this statement will have no impact on our consolidated financial position and results of operations but will affect our disclosures of segment information commencing 2011.

The newly revised ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2011.  The main revisions include (i) finance lease receivables are now covered by ROC SFAS No. 34, (ii) the scope of the applicability of ROC SFAS No. 34 to insurance contracts is amended, (iii) loans and receivables originated by an entity are now covered by ROC SFAS No. 34, (iv) additional guidelines on impairment testing of financial assets carried at amortized cost when a debtor has financial difficulties and the terms of obligations have been modified, and (v) accounting treatment by a debtor for modifications in the terms of obligations.  In accordance with ROC SFAS No. 34, impairment losses derived from loans and receivables should be recognized through earnings, and adjustments to cumulative-effect adjustments or stockholders’ equity are not permitted.  Additionally, in determining the impairment losses for loans and receivables, an entity may consider the collateral and the recoverable amount of insurance to determine the present value of future cash flows.  We are currently evaluating the impact, if any, of applying this statement on our financial position and results of operations.

Recent US GAAP Accounting Pronouncements

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, “Revenue Recognition: Multiple—Deliverable Revenue Arrangements,” which was subsequently codified.  This guidance modifies the fair value requirements of FASB ASC Subtopic 605-25, “Revenue Recognition—Multiple Element Arrangements,” by allowing the use of the “best estimate of selling price” in addition to Vendor Specific Objective Evidence (“VSOE”) and third party evidence (“TPE”) for determining the selling price of a deliverable.  A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined.  In addition, the residual method of allocating arrangement consideration is no longer permitted.  The amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  The impact of the adoption on our financial position and results of operations is dependent upon specific terms of any applicable future sales that contain multiple elements. We have not elected to early adoption of these provisions. We are currently evaluating the impact, if any, of applying these provisions on our financial position and results of operations.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.”  This ASU requires a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements on a gross basis rather than as one net number.  In addition, this ASU also requires that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements.  The new guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The adoption of this ASU had no impact on our financial position and results of operations and only required additional financial statements disclosures as set forth at note 28(t)(10).

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma disclosures under FASB ASC Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The new guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted.  The adoption of this ASU had no impact on our financial position and results of operations and only required additional financial statements disclosures of supplemental pro forma information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors is composed of eleven directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to the ROC Company Law, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our eleven current directors, two are representatives of Qisda, one is a representative of BenQ Foundation and one is a representative of An Ji Biomedical Corporation.

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Mei-Yueh Ho and Ding-Yuan Yang.

Directors

The following table sets forth information regarding all of our directors as of April 15, 2011. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	59	Chairman	2013	15	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corporation
Hsuan Bin (H.B.) Chen	60	Vice-Chairman	2013	14	• Chairman, Wellypower Optronics Corporation
Lai-Juh (L.J.) Chen	48	Director, Chief Executive Officer and President	2013	1	• Director, Darwin Precisions Corp.
Paul Peng	52	Director and Executive Vice President	2013	1	• Director, Darwin Precisions Corp. • Director, Forhouse Corporation • Director, SiPix Technology Inc.
Ko-Yung (Eric) Yu(1)	55	Director	2013	15	• Chairman, BenQ Materials Corporation
Hui Hsiung(2)	58	Director	2013	15	• Director and Chief Executive Officer, Qisda Corporation • Chairman, SiPix Technology Inc.
Ronald Jen-Chuan Chwang(3)	63	Director	2013	3	• Chairman, iD Ventures America, Inc.

Chang-Hai Tsai(4)	62	Director	2013	1	• Chairman, China Medical University & Health Care System • Founder and Chairman, Asia University
Vivien Huey-Juan Hsieh	58	Independent Director	2013	7	• Supervisor, Chief Telecom Inc. • Independent Director, Gold East Paper (Jiangsu) Co., Ltd.
Mei-Yueh Ho	60	Independent Director	2013	1	• Independent Director, Bank of Kaohsiung, Ltd.
Ding-Yuan Yang	63	Independent Director	2013	1	• Chairman, UniSVR Global Information Technology Corp. • Supervisor, Applied Vacuum Coating Technologies Co., Ltd. • Independent Director, Goyatek Technology Inc.

(1)	Representing Qisda.

(2)	Representing Qisda.

(3)	Representing BenQ Foundation.

(4)	Representing An Ji Biomedical Corporation.

Kuen-Yao (K.Y.) Lee. Mr. Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master’s of Business Administration degree from the International Institute for Management Development in Switzerland in 1990.  For a description of certain proceedings to which Mr. Lee is a party, please see “Item 8.A.7. Litigation.”

Hsuan Bin (H.B.) Chen. Mr. Chen has been our Vice-Chairman since 2007 and has been a director of our company since 1998. In addition, Mr. Chen was our President and Chief Operating Officer from 1997 to 2007 and was our Chief Executive Officer from 2007 to 2008. Mr. Chen received his Bachelor’s degree in Communications Engineering from the National Chiao Tung University in Taiwan in 1975. Mr. Chen worked for Acer Technologies Sdn. Bhd. in Malaysia from 1992 to 1997 before he joined Acer Display in 1997. For a description of certain proceedings to which Mr. Chen is a party, please see “Item 8.A.7. Litigation.”

Lai-Juh (L.J.) Chen. Dr. Chen has been a director since 2010 and he has also been our President and Chief Executive Officer since January 1, 2009. Prior to his current position, Dr. Chen was our President and Chief Operating Officer since September 2007. Dr. Chen was also our Senior Vice President and General Manager of Global Manufacturing from 2007 to 2008. Before he joined our company, Dr. Chen was Senior Manager of the Industrial Technology Research Institute. Dr. Chen graduated from Tatung Institute of Technology in Taiwan with a Bachelor’s degree in Chemical Engineering in 1986 and National Tsing-Hua University in Taiwan with a Doctorate’s degree in Chemical Engineering in 1992. For a description of certain proceedings to which Dr. Chen is a party, please see “Item 8.A.7. Litigation.”

Paul Peng . Mr. Peng has been a director since 2010 and also the Executive Vice President of our Display Business Operation (DPBO). Currently, Mr. Peng leads DPBO including TV Business Group, IT Display Business Group, Consumer Product Business Group, Technology Unit, and Global Operation Unit. Prior to his current position, Mr. Peng was General Manager of our Suzhou module plant from 2002 to 2004. Prior to joining AUO, Mr. Peng worked as the Manager of the material and production department at BenQ’s Malaysia branch. Mr. Peng received his Master’s degree in Business Administration from Heriot-Watt University in the United Kingdom in 1995.

Ko-Yung (Eric) Yu. Mr. Yu  has been a director since 2007. Mr. Yu was a supervisor of our company from 1996 to 2007. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President of BenQ Corporation from 2002 to 2007. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master’s of Business Administration degree from the Strathclyde Graduate Business School in the United Kingdom in 1995.

Hui Hsiung. Mr. Hsiung has been a director of our company since early 2002. Mr. Hsiung is also Chief Executive Officer and President of Qisda. Mr. Hsiung joined our company in 1996 as Director of the Research and Development Department, and from 1997 to 1999 served in positions in the company’s Marketing & Sales Division. Mr. Hsiung was a director of Acer Display from April 1999 to August 2001. From 2002 to 2007, Mr. Hsiung served as our Executive Vice President in charge of all our business units of our company. He received a Bachelor’s degree in Physics from the National Taiwan University in Taiwan in 1975 and a Ph.D. degree in Physics from the University of California, Berkeley in 1985.

Ronald Jen-Chuan Chwang. Mr. Chwang has been a director of our company since 2008. Mr. Chwang is also Chairman of iD Ventures America. From 1998 to 2005, Mr. Chwang served as Chairman and President of Acer Technology Ventures, America.  He was also President and Chief Executive Officer of Acer America Corp from 1992 to 1997.  Mr. Chwang received a Bachelor’s degree in Engineering from McGill University in 1972 and his Ph.D. degree in Electrical Engineering from the University of Southern California in 1977.

Chang-Hai Tsai. Mr. Tsai has been a director of our company since 2010. Mr. Tsai is also Chairman of China Medical University & Health Care System and Founder and Chairman of Asia University. From 1995 to 2001, Mr. Tsai served as superintendent of China Medical University Hospital. Mr. Tsai received a M.D. from Teikyo University University in Japan in 1997.

Vivien Huey-Juan Hsieh. Ms. Hsieh has been our director since April 2004. Ms. Hsieh is also an independent director of Gold East Paper (Jiangsu) Co., Ltd. and a supervisor of Chief Telecom Inc. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas.

Mei-Yueh Ho. Ms. Ho has been our director since 2010. Ms. Ho is also an independent director of Bank of Kaohsiung, Ltd. From 2004 to 2006, Ms. Ho served as Minister of Ministry of Economic Affairs, ROC. She was also Council Minister of Council for Economic Planning and Development, ROC from 2007 to 2008. Ms. Ho received her Bachelor’s degree in Agricultural Chemistry from the National Taiwan University in Taiwan in 1973.

Ding-Yuan Yang. Dr. Yang has been a director of our company since 2010. Dr. Yang is also Chairman of UniSVR Global Information Technology Corp. Dr. Yang served as President of Windbond Electronics Corp. from 1987 to 1999 and as Vice Chairman of Windbond Electronics Corp. from 1999 to 2002.  Dr. Yang received his bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1969 and his Ph.D. degree in Electrical Engineering from Princeton University in USA in 1975.

Senior Management

The following table sets forth information regarding all of our senior management as of April 15, 2011.
Name	Age	Position	Years with Us
Lai-Juh (L.J.) Chen	48	Chief Executive Officer and President	12
Max Cheng	48	Acting President	15
Andy Yang	42	Chief Financial Officer	9
Paul Peng	53	Executive Vice President of Display Business Operation	15
F.C. Hsiang	52	Executive Vice President of Display Business Global Operation Unit	12

Lai-Juh (L.J.) Chen. See “ —Directors”

Max Cheng. Mr. Cheng has been our Acting President since October 2010. Mr. Cheng joined us in 1998 and was our Chief Financial Officer, Chief Accounting Officer and Controller from 1998 to 2009. He graduated from Fu Jen Catholic University in Taiwan with a Bachelor’s degree in Business Administration in 1985 and from Northern Illinois University with a Master’s degree in Accounting in 1990. Before he joined our company in 1998, Mr. Cheng served as the Controller of Acer Technologies Sdn. Bhd. from 1996 to 1998.

Andy Yang. Mr. Yang has been our Chief Financial Officer since March 2009. Prior to his current position, Mr. Yang was the Senior Project Manager of our Finance Division from April 2003 to February 2005, Associate Vice President of our Finance Center from March 2005 to February 2008, Finance Director of our subsidiaries in China from November 2008 to March 2009, and member of Board of Supervisor of Darwin Precisions and General Manager of Apower Optronics Corp.  Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996.  He received his Bachelor’s degree from the Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in 1996.

Paul Peng. See “ – Directors.”

F.C. Hsiang. Mr. Hsiang has been the Executive Vice President of our Display Business Global Operation Unit since April 2008.  Prior to his current position, Mr. Hsiang was the Senior Vice President and General Manager of our Global Supply Chain Management and Global Manufacturing division from 2007 to 2008 and Assistant Vice President of our module plant from 2002 to 2006. Prior to joining AUO, Mr. Hsiang worked in various divisions at Acer Display, including Quality Assurance, Manufacturing Engineering, and Product Research and Development. Mr. Hsiang obtained his Master’s degree in Mechanical Engineering from the National Cheng Kung University in Taiwan in 1986.

6.B. Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” The aggregate compensation paid in 2010 to the directors, independent directors and executive officers for their services was approximately NT$78.1 million (US$2.9 million) on a stand alone basis.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance.  Our pension cost for the year ended December 31, 2010 was NT$829.8 million (US$28.5 million). See note 17 to our consolidated financial statements.

We currently do not have any effective stock option plans.

6.C. Board Practices

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002.  On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act.  The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business.  Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, and Ding-Yuan Yang. Vivien Huey-Juan Hsieh is financially literate and has accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities.

6.D. Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2008, 2009 and 2010.

	As of December 31,
Function	2008	2009	2010
Production	31,381	39,312	43,405
Technical(1)	9,279	9,218	10,210
Sales and marketing	582	657	817
Management and administration	2,025	2,191	2,964
Total	43,267	51,378	57,396

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2008, 2009 and 2010. Please refer to "Item 4.C. Organizational Structure" for information of our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2008	2009	2010
ROC	21,030	20,471	20,943
PRC	22,077	29,994	34,658
Others	160	913	1,795
Total	43,267	51,378	57,396

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

We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

The table below sets forth the share ownership, as of April 12, 2011, of the legal entities represented by our directors and executive officers.
Name	Number of Shares Owned	Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman	10,512,153	*
Hsuan Bin (H.B.) Chen, Vice-Chairman	5,947,633	*
Lai-Juh (L.J.) Chen, Director, Chief Executive Officer and President	2,419,118	*
Paul Peng, Director, Executive Vice President of Display Business Operation	2,473,660	*
Hui Hsiung, Director	663,598,620 (1)	7.52%
Ko-Yung (Eric) Yu, Director	663,598,620 (1)	7.52%
Ronald Jen-Chuan Chwang, Director	100,000 (2)	*
Chang-Hai Tsai, Director	200,000 (3)	*
Vivien Huey-Juan Hsieh, Independent Director	—	—
Mei-Yueh Ho, Independent Director	—	—
Ding-Yuan Yang, Independent Director	—	—
Max Cheng, Acting President	1,133,122	*
Andy Yang, Chief Financial Officer	427,259	*
F.C. Hsiang, Executive Vice President of Display Business Global Operation Unit	4,484,330	*

*	The number of common shares held is less than 1% of our total outstanding common shares.

(1)	Represents shares held by Qisda.

(2)	Represents shares held by BenQ Foundation.

(3)	Represents shares held by An Ji Biomedical Corporation.

As of April 15, 2011, none of our directors or executive officers held any of our employee stock options. None of our directors or executive officers has voting rights different from those of other shareholders.

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

In March 2007, Qisda sold 100,000,000 of our shares, representing 1.32% of our outstanding shares as of December 31, 2006. As of April 12, 2011, Qisda beneficially owned 7.52% of our outstanding shares. Two of our eleven directors are representatives of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of April 12, 2011, Quanta Computer beneficially owned 5.03% of our outstanding shares.

There have been no changes in our major shareholders since April 12, 2011.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of April 12, 2011 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620	7.52%	7.52%
Quanta Computer Inc. 211, Wen Hwa 2nd Road, Kuei Shan, Taoyuan 33377, Taiwan, ROC	443,930,307	5.03%	5.03%
All directors as a group(1)	685,251,184	7.76%	7.76%

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

As of April 12, 2011, approximately 8,827 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of April 15, 2011, approximately 116.1 million shares in the form of ADSs were held of record by Cede & Co. and 25 other registered shareholders domiciled in and outside of the United States.

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

The following is a description of our material transactions with related parties in 2010. Please also see note 23 to our consolidated financial statements for further information.

Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)

Changhong Electrics is a joint investor of BVCH Optronics (Sichuan) Corp.  We sold television display panels to Changhong Electrics.  We generated net sales to Changhong Electric in the amount of NT$15,676.9 million (US$538.0 million) in 2010, and our receivables from these sales were NT$3,005.0 million (US$103.1 million) as of December 31, 2010.

BenQ Corporation (“BenQ”)

BenQ, an affiliate of our company, was 98.65%  directly owned by Qisda as of March 31, 2011.  We sold panels for desktop monitors, notebooks and television sets to BenQ.  We generated net sales to BenQ in the amount of NT$9,750.2 million (US$334.6 million) in 2010, and our receivables from these sales were NT$1,211.8 million (US$41.6 million) as of December 31, 2010.

TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”)

TCL Huizhou is a joint investor of Huizhou Bri-King Optronics Co., Ltd.  We sold cell to TCL Huizhou.  We generated net sales to TCL Huizhou in the amount of NT $6,284.8 million (US$215.7 million) in 2010, and our receivables from these sales were NT$2,228.6 million (US$76.5 million) as of December 31, 2010.

Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ, an affiliate of our company, was 100% indirectly owned by Qisda as of March 31, 2011. We sold desktop monitor display panels and consumer electronics display panels to QCSZ. We generated net sales to QCSZ in the amount of NT$3,260.6 million (US$111.9 million) in 2010, and our receivables from these sales was NT$717.8 million (US$24.6 million) as of December 31, 2010.

Forhouse Corp. (“Forhouse”)

We indirectly owned 23.46% of Forhouse as of March 31, 2011.  We purchased backlight units from Forhouse in the amount of NT$23,277.0 million (US$798.8 million) in 2010, and our payables from these purchases were NT$5,639.3 million (US$193.5 million) as of December 31, 2010.

BenQ Material Corp. (“BMC”)  (Formerly “Daxon”)

BMC, an affiliate of our company, 13.61%  directly owned by Qisda as of March 31, 2011. We purchased polarizers from BMC in the amount of NT$13,995.9 million (US$480.3 million) in 2010, and our payables from these purchases were NT$4,046.2 million (US$138.9 million) as of December 31, 2010.

Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 15.11% of Raydium as of March 31, 2011. We purchased driver-integrated circuits from Raydium in the amount of NT$8,488.1 million (US$291.3 million) in 2010, and our payables from these purchases were NT$2,954.7 million (US$101.4 million) as of December 31, 2010.

Cando Corporation, Ltd. (“Cando”)

We directly and indirectly owned 18.20% of Cando as of March 31, 2011. We purchased color filters from Cando in the amount of NT$2,513.4 million (US$86.3 million) in 2010.

Fortech Optronics (Kunshan) Co., Ltd. (“FHSSKS”)

FHSSKS, an affiliate of our company, was indirectly wholly-owned by Forhouse Corporation as of March 31, 2011. We purchased backlight units from FHSSKS in the amount of NT$2,175.3 million (US$74.7 million) in 2010, and our payables from these purchases were NT$497.3 million (US$17.1 million) as of December 31, 2010.

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

8.A.7. Litigation

Alleged Patent Infringements

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware against us and other TFT-LCD manufacturers claiming patent infringement.  We have retained legal counsel to handle this matter.  LGD is seeking, among other things, monetary damages for willful infringement and an injunction against future infringement.  In March 2007, we filed a suit in the United States District Court for the Western District of Wisconsin against LGD and LGD America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products.  We are seeking, among other things, monetary damages and enhanced damage for willful infringement and an injunction against future infringement.  The claims against us and the counterclaims filed by us were consolidated in June 2007 in the United States District Court for the District of Delaware (the “Delaware Court”). Trial for this case was held in June 2009. In February 2010, the Delaware Court found that LGD and LGD America have infringed our four patents asserted at trial and in April 2010, the Delaware Court further found that we did not infringe any of LGD’s patents as asserted at trial. Although the findings of the United States District Court for the District of Delaware were in favor of us, we cannot assure you that LGD and LGD America will not appeal this case to the superior courts. Moreover, as of April 22, 2011, the final judgment has not been rendered and the Delaware Court has not approved the permanent injunction toward LGD and LGD America. Therefore while management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this suit on an ongoing basis.

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  We have retained legal counsel to handle the related matters.  Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This case is pending due to the appeal of other TFT-LCD manufacturers.  While management intends to defend this lawsuit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Our management is reviewing the merits of this suit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the Delaware Court against us and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This case is in the discovery phase and is expected to be tried at the end of 2011.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Our management is reviewing the merits of this lawsuit on an on-going basis.

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against us, our U.S subsidiary, our customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. This case is expected for trial on and after September 12, 2011. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Our management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Advanced Display Technologies of Texas, LLC (“ADTT”) filed a lawsuit in the United States District Court for the Eastern District of Texas Tyler Division against us, our U.S subsidiary and other electronic devices companies, claiming infringement of certain of ADTT’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is in the preliminary phase. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Sharp Corporation (“Sharp”) filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of the alleged patent infringement of us and certain our customers. On the same day, Sharp also filed a lawsuit against us in the Delaware Court of the patents asserted by Sharp in the ITC relating to the manufacturing of TFT-LCD products. The ITC agreed to institute the investigation requested by Sharp on February 24, 2011.  In March, we and our U.S. subsidiary filed two complaints against Japan’s Sharp and Sharp Electronics Corporation (together “Sharp”) for patent infringement.  The first complaint was filed in the United States District Court for the District of Delaware and the second complaint was filed in the United States Central District of California. We sought an unspecified amount of damages and permanent injunction against the infringing products, among other reliefs. On April 15, 2011, we entered into a Settlement Agreement and Patent Cross License Agreement with Sharp, and both parties agreed to dismiss all pending legal actions that have been filed against each other.

Investigation for Alleged Violation of Antitrust and Competition Laws

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Specifically, since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (the “U.S. DOJ”), the Commission of the European Communities Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified us of the termination of its investigation. The Japan Fair Trade Commission and the Korea Fair Trade Commission also requested certain information from us as part of their respective investigations in 2007 and 2009, respectively. In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities.  We received DG COMP’s Statement of Objections in May 2009 and submitted our reply in July 2009. We and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on us.  We posted a bond in the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court of DG COMP to vigorously defend ourselves.  The ultimate outcome of this case is still pending and it is anticipated to take at least two years. We have been in cooperation with the investigation in the past four years and we intend to continue to cooperate with these investigations as warranted as part of our ongoing defense of these matters. Our management is reviewing the merits of this lawsuit on an on-going basis.

In June 2010, we, our U.S subsidiary and six our current and former officers and employees were indicted in the United States District Court for the Northern District of California (the “Northern California Court”) for an alleged one count violation of Section 1 of the Sherman Act, which carries a maximum penalty of ten years in prison and a $1 million fine for individuals and a $100 million fine for corporations. The maximum fines may be increased to twice the gain derived from the crime or twice the loss suffered by the victims if either of those amounts is greater than the Sherman Act maximum fines. The superseding indictment alleges that we, our U.S subsidiary and their alleged coconspirators derived gross gains of at least US$500 million, and persons other than the defendants and their alleged coconspirators suffered gross losses of at least US$500 million. Arraignment hearings in relation to bail for five of the six indicted individuals were held in July and August 2010.  On August 13, 2010, the Northern California Court ruled that Mr. HB Chen, our Vice Chairman and Dr. LJ Chen, our President, must surrender their passports and are barred from leaving the Northern District of California without the Northern California Court’s permission. Mr. Chen and Dr. Chen have retained counsels to deal with this issue.  We have initiated our deputy system and our business has not been materially affected due to Mr. Chen and Dr. Chen remain in Northern California; however, if we and our subsidiary are found to have violated antitrust and/or competition laws in the applicable jurisdictions, we and our subsidiaries will likely have to pay a fine or penalty. The criminal case is expected to be tried on and after October 31, 2011. It is also possible that certain of our executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines.  We and our subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement.  To our knowledge, other competitors that pled guilty and entered into plea bargain agreements with the U.S. DOJ have agreed to pay fines from US$35 million to US$400 million.  While our management does not know all the facts and circumstances that led each of the competitors to enter into these pleas, we are aware of the outcome of those plea bargain agreements, which may or may not be the amounts which we and our subsidiaries may agree to pay and/or which the US DOJ may agree to accept as part of any plea bargain and/or settlement, if any, with the US DOJ.

We have made certain provisions for certain antitrust matters in certain jurisdictions as our management deems appropriate.  We will revisit the issue of adjusting the said provisions from time to time as our management deems appropriate.  The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Antitrust Civil Actions Lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations.  The putative antitrust class actions filed in the United States have been consolidated for discovery in the Northern California Court.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.  The Court has issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies: direct purchasers and indirect purchasers. The civil actions are expected to be tried in and after February 2012. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

Since the fourth quarter of 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Motorola Inc. (“Motorola”), Tracfone, Best Buy and Nokia Corporation (“Nokia”), filed civil lawsuits against a number of LCD manufacturers including us in the United States and, in the case of Nokia, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including us.  We have retained counsel to handle the related matters.  The class actions are in the discovery phase and in the early stages.  We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

We have not made provisions with respect to the civil lawsuits. See note 25(e) to our consolidated financial statements.

In addition to the matters described above, we are also a party to other litigations or proceedings that arise during our ordinary course of business. Except as mentioned above, we are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

Qisda-related Events and Proceedings

The following is a description of Qisda-related events and proceedings as of April 22, 2011:

Qisda was uncertain that the value-added tax payable on sales of Qisda to Germany could be refunded or deducted. An amount of NT$111,150 thousand was unlikely to be refunded and already recognized as loss in the book; in addition, an amount of NT$545,067 thousand was not yet approved and whether such amount can be refunded (or used to deduct the value-added tax payable) is uncertain. Qisda has engaged tax advisors to handle this matter.

Thomson Licensing SAS of France and Thomson Licensing LLC of U.S (collectively “Thomson Licensing”) filed complaints in the Delaware Court and the ITC, alleging that certain display products of Qisda has infringed its patents and seeking monetary damages, as well as an injunction against import of alleged products. Qisda has retained counsel to handle the case and this case is currently in the early stage and the final outcome of this matter is uncertain.

There were four pending lawsuits against Qisda filed by the insolvency administrator of BenQ Mobile GmbH & Co. OHG (“OHG”): (i) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR68.96 million, which was increased by an additional EUR253.5 million on January 12, 2009; (ii) litigation filed on July 12, 2007 at District Court of Munich I in the amount of EUR14.24 million, (iii) litigation filed on August 2, 2007 at District Court of Munich I in the amount of EUR25.94 million, and (iv) litigation filed on July 30, 2009 at District Court of Munich I in the amount of approximately EUR264 million which was further increased to EUR282 million, for the damages relating to willful mismanagement of OHG by the de facto majority shareholder. Based on the information provided by Qisda, as of November 19, 2010, Qisda has reached an amicable settlement with OHG’s insolvency administrator for all the aforesaid lawsuits and also reached an amicable settlement with relevant insolvency administrators in Netherlands and therefore all of the material disputes arising from the acquisition of Siemens Mobile in Germany were resolved.

Proceedings Related to Our Management

The following is a description of proceedings related to our management:

In May 2007, Mr. Lee, our Chairman, was indicted by the Taoyuan District Prosecutors’ Office for alleged insider trading of Qisda stock and other related charges. In August 2009, the Taoyuan court acquitted Mr. Lee of all charges.  The case was appealed by the prosecutor to the superior court in September 2009.  As of April 22, 2011, the case was still pending and the ultimate outcome of the case is uncertain.

On August 13, 2010, the Northern California Court ruled that Mr. HB Chen, our Vice Chairman, Dr. LJ Chen, our President, a present employee at AUO and a former executive must surrender their passports and are barred from leaving the Northern District of California without the court’s permission. On December 9, 2010, a federal court in San Francisco decided that the trial for the alleged price-fixing will begin in October 2011. Although these individuals remain in California, to date our business has not been materially affected as they continue to conduct business and communicate with individuals at our headquarters in Taiwan and around the world. However, at this time we do not know how long the travel ban will continue and the extent to which such a travel ban will, in the long term, affect our business operations.

8.A.8. Dividends and Dividend Policy

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

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousands of ADSs)
2007	70.40	43.30	48,530.06	22.41	13.06	1,881.55
2008	62.70	18.30	70,171.86	20.66	5.02	3,343.94
First Quarter	61.30	51.10	81,208.32	19.74	15.99	3,368.69
Second Quarter	62.70	47.10	72,280.56	20.66	15.55	3,371.35
Third Quarter	48.20	31.05	69,864.02	15.74	10.20	3,247.35
Fourth Quarter	36.00	18.30	58,753.02	11.38	5.02	3,389.52
2009	38.90	23.05	62,016.60	12.12	6.66	3,999.55
First Quarter	29.90	23.05	66,737.51	9.01	6.66	3,524.08
Second Quarter	38.20	28.50	65,734.77	12.00	8.66	3,868.17
Third Quarter	38.90	30.85	55,275.68	12.12	9.48	4,442.43
Fourth Quarter	38.80	28.90	61,028.65	11.99	8.79	4,139.18
2010	42.00	27.30	49,916.19	13.25	8.58	2,850.03
First Quarter	42.00	32.80	59,323.72	13.25	10.24	3,141.07
Second Quarter	37.75	28.60	48,305.02	12.51	8.88	3,882.97
Third Quarter	32.80	27.30	50,028.07	10.67	8.58	2,142.78
Fourth Quarter	32.70	29.00	43,219.27	10.57	9.46	2,263.09
October	32.70	29.10	51,867.11	10.57	9.58	2,878.22
November	31.15	29.00	39,033.98	10.42	9.46	2,104.81
December	31.40	30.00	39,326.74	10.48	10.01	1,827.01
2011 (through April 15)	30.35	24.35	39,393.19	10.44	8.17	2,565.25
First Quarter	30.35	24.35	39,554.88	10.44	8.17	2,681.31
January	30.35	28.55	36,681.12	10.44	9.58	2,644.13
February	28.20	25.80	42,499.72	10.07	8.72	3,152.88
March	27.25	24.35	40,261.28	9.28	8.17	2,324.09
April (through April 15)	26.00	25.05	38,369.17	8.94	8.57	1,911.06

(1)	Each ADS represents the right to receive 10 common shares.

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

Directors

Our board of directors is elected by our shareholders and is responsible for the management of our business. Our articles of incorporation provide that our board of directors is to have between nine to eleven members. Currently, our board of directors is composed of eleven directors. The chairman of our board is elected by the directors. The chairman presides at all meetings of our board of directors, and also has the authority to represent our company. The term of office for our directors is three years.

In addition, pursuant to the amended ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho and Ding-Yuan Yang.

The election of our directors by our shareholders may be conducted by means of cumulative voting or other voting mechanics, if any, adopted in our articles of incorporation. Pursuant to the ROC Company Law, the election of our directors is currently conducted by means of cumulative voting, as our articles of incorporation do not provide for another voting mechanism. The most recent election for all of the directors was held on June 18, 2010. We have adopted a candidate nomination system for the election of directors.

Pursuant to the ROC Company Law, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, four of our directors are representatives of other legal entities, as shown in “Item 6.—Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers.”

Shares

As of April 15, 2011, our authorized share capital was NT$100 billion, divided into 10 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 8,827,045,535 shares were issued.

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

Register of Shareholders and Record Date

Our share registrar, Taishin International Bank, Stock Affairs Department, maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of our shares in the register upon presentation of, among other documents, the certificates in respect of our shares transferred. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each ordinary meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

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

Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

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

Financial Statements

Within four months after the end of each fiscal year, we must post our annual audited financial statements on the website of the Taiwan Stock Exchange, for inspection by our shareholders. Commencing from January 1, 2012, we must post our audited annual financial statements on the website of the Taiwan Stock Exchange within three months after the end of each fiscal year.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taishin International Bank, Stock Affairs Department, Bl, No.96, Jianguo N. Rd, Sec.1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

10.C. Material Contracts

Certain material contracts are discussed under Item 5.C. above where relevant.

In addition, we entered into a merger agreement with QDI dated April 7, 2006. Under the terms of the merger agreement, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock and we assumed substantially all of the assets, liabilities and personnel of QDI.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares, are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. We had no cash dividends or stock dividends distributed in 2010.

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

Estate and Gift Tax

Subject to allowable exclusions, deductions and exemptions, any property within the ROC of a deceased individual is subject to a 10% estate tax, and any property within the ROC donated by any individual is subject to a 10% gift tax. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities by a non-ROC resident are exempt from income tax, but may be subject to ROC securities transaction tax, discussed above. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are subject to income tax at the rate of 20%.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary and France, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

For U.S. federal income tax purposes, the beneficial owner of an ADS will generally be treated as the owner of the shares underlying the ADS. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

You are urged to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of ADSs or shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

This discussion assumes that we were not a passive foreign investment company for our 2010 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations- Dividends; -Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum U.S. federal income tax rate of 15% if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations—Dividends.” Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited.  U.S. holders should consult their tax advisors with respect to the creditability of any such ROC tax.  The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2010 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

If we were a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition (including certain pledges) of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by you on your ADSs or shares exceeds 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.  You should consult your tax advisor to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were a PFIC with respect to a particular U.S. Holder for the taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If you own ADSs or shares during any year in which we are a PFIC, you must generally file an annual report with respect to us, generally with your federal income tax return for that year.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ADSs or shares.

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

As of December 31, 2010, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$300.6 million and JPY10,306.3 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$631.3 million and JPY23,219.1 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,642.0 million as of December 31, 2010, which represents 81.6% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of JPY2,723.7 million attributable to our Japanese operations as of December 31, 2010, which represents 1.7% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,962.2 million and JPY53,805.8 million, respectively, relating to our overseas vendors.

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

As of December 31, 2010, we had 159 outstanding interest rate swap agreements with 18 major international financial institutions, having a total notional principal amount of NT$43,111.1 million.

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

	Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value at December 31, 2010
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	631,314	—	—	—	—	—	631,314	631,314
Average interest rate	0.543%	—	—	—	—	—	0.543%	0.543%
Fixed rate (NT$)	12,515,256	—	—	—	—	—	12,515,256	12,515,256
Average interest rate	0.333%	—	—	—	—	—	0.333%	0.333%
Fixed rate (JPY)	23,219,091	—	—	—	—	—	23,219,091	23,219,091
Average interest rate	0.193%	—	—	—	—	—	0.193%	0.193%
Fixed rate (CNY)	1,076,200	—	—	—	—	—	1,076,200	1,076,200
Average interest rate	1.350%	—	—	—	—	—	1.350%	1.350%
Fixed rate (CZK)	15,000	—	—	—	—	—	15,000	15,000
Average interest rate	0.200%	—	—	—	—	—	0.200%	0.200%
Fixed rate (EUR)	16,000	—	—	—	—	—	16,000	16,000
Average interest rate	0.327%	—	—	—	—	—	0.327%	0.327%
Liabilities Bonds:
Secured (NT$)	6,000,000	3,500,000	—	—	—	—	9,500,000	9,684,385
Fixed rate	2.649%	2.900%	—	—	—	—	2.717%	—
Unsecured (NT$)	105,621	61,149	—	—	24,173,600	—	24,340,370	24,344,837

	Expected Maturity Date
	2011	2012	2013	2014	2015		Thereafter	Total	Fair Value at December 31, 2010
	(in thousands)
Fixed rate	0.007%	0.002%	—	—	15.34	%(1)	—	3.064%	—
Long-term Loans:
Fixed rate (NT$)	218,654	122,298	17,789	—	—		—	358,741	358,741
Average interest rate	2.197%	2.023%	1.730%	—	—		—	2.134%	—
Variable rate (NT$)	29,605,525	38,531,034	35,599,509	28,537,119	13,629,401		686,745	146,589,333	146,589,333
Average interest rate	2.372%	2.668%	3.219%	3.428%	3.738%		6.4%	2.794%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	7,777,778	6,888,889	—	28,444,444	—		—	43,111,111	(361,889)
Pay rate	2.046%	2.484%	—	1.331%	—		—	1.644%	—

(1)  Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)  90 days Taipei Money Market Secondary middle rate settled quarterly (0.6% on December 31, 2010).

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the Japanese yen and the U.S. dollar. We enter into short-term foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for the purchase of raw materials and components and capital expenditures denominated in U.S. dollars and Japanese Yen. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated assets and liabilities are accrued in the period of the exchange rate changes on a monthly basis. The contracts have maturity dates that do not exceed four months.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2010:
(in thousands)
Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$203,000
Average contractual exchange rate	NT$30.01 per US$
Contracts to sell CZK/Buy JPY
Aggregate contract amount	CZK12,405
Average contractual exchange rate	JPY4.35 per CZK
Contracts to sell NT$/Buy USD$:
Aggregate contract amount	NT$12,117,800
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy JPY:
Aggregate contract amount	EUR173,000
Average contractual exchange rate	JPY111.27 per EUR
Contracts to sell CZK/Buy EUR:
Aggregate contract amount	CZK162,240
Average contractual exchange rate	EUR0.04 per CZK
Contracts to sell NT$/Buy JPY:
Aggregate contract amount	NT$203,922
Average contractual exchange rate	JPY2.68 per NT$
Contracts to sell US$/Buy JPY:
Aggregate contract amount	US$379,000
Average contractual exchange rate	JPY83.38 per US$
Contracts to sell US$/Buy CNY:
Aggregate contract amount	US$11,000
Average contractual exchange rate	CNY6.64 per US$
Contracts to sell CNY/Buy US$:
Aggregate contract amount	CNY19,886
Average contractual exchange rate	US$0.15 per CNY
Contracts to sell JPY/Buy US$:
Aggregate contract amount	JPY594,265
Average contractual exchange rate	US$0.01 per JPY
Fair value of all forward contracts(1)	NT$322,988

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

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

Payment received by us

In 2010, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$105,708.6
Reimbursement of ADR holders identification expenses	US$27,324.8
Reimbursement of Legal Fees	US$62,645.0
Reimbursement to Issuer	US$1,481,715.0
Total payment received by us:	US$1,677,393.4

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2010.

Our independent registered public accounting firm, KPMG, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated April 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Hsinchu, Taiwan (Republic of China)
April 22, 2011

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2009 and 2010.

	Year ended December 31,
Services	2009	2010
	NT$	NT$
	(in thousands)
Audit Fees(1)	58,950	70,798
Audit-related Fees (2)	—	7,200
Tax Fees(3)	—	—
Other Fees (4)	7,800	—
Total	66,750	77,998

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

(2)	Audit-related Fees. This category includes fees and expenses relating to the offering of the convertible bonds in 2010.
(3)	Tax Fees. This category includes professional services for tax compliance.
(4)	Other Fees. This category includes professional services for IFRS adoption in 2009.

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
ROC law does not require a public company to have a majority of independent directors on its board of directors.   ROC law requires public companies meeting certain criteria to have two independent directors but no less than one-fifth of the total number of our directors.  We have three independent directors on our eleven-member board of directors.

NYSE Section 303A.02 establishes general	Our standards for determining director

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
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

We are required by the new regulations promulgated by the FSC in March 2011 to have a compensation committee by September 30, 2011. We plan to establish a compensation committee before September 30, 2011 to meet the requirements under the ROC law, including appointing at least one of our independent directors as member of the compensation committee who shall be the chairman of the compensation committee.

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

Our audit committee is composed of our three independent directors, each of whom complies with the independence requirements of NYSE Section 303A.02 and Vivien Huey-Juan Hsieh, one of our Audit Committee members, meets applicable financial literacy requirements.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the	Our audit committee has a written charter that is substantially similar to the requirements of NYSE

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
duties and responsibilities required, at a minimum, by Section 10A-3(b)(1) of the Exchange Act.	Section 303A.07(b).
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
There is no ROC mandatory requirement to adopt a code of business conduct and ethics. But our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior.  Although, we have not adopted a written code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we believe that the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue

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

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Balance Sheets of AU Optronics Corp. and subsidiaries as of December 31, 2009 and 2010.

(c)	Consolidated Statements of Operations of AU Optronics Corp. and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(d)	Consolidated Statements of Stockholders’ Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2008, 2009 and 2010.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (English translation) (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F as filed with the Commission on May 11, 2009).
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

8.1	List of Subsidiaries.
12.1	Certification of Max Cheng, Acting President of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Max Cheng, Acting President of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU OPTRONICS CORP.
By:	/s/ MAX CHENG
	Name:	Max Cheng
	Title:	Acting President

Date: May 3, 2011

AU OPTRONICS CORP.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2008, 2009 and 2010

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the Republic of China.

As further described in note 3(zc) to the consolidated financial statements, the Company adopted, effective January 1, 2008, Republic of China Statement of Financial Accounting Standards (“ROC SFAS”) No. 10, “Inventories,” as amended, ROC SFAS No. 39, “Share-based Payment,” and Accounting Research and Development Foundation Interpretation No. 2007-052 on the accounting for employee bonuses and remuneration to directors and supervisors.

The consolidated financial statements as of and for the year ended December 31, 2010, have been translated into United States dollars solely for the convenience of the readers.  We have audited the translation, and in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 3(za) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 28 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 22, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG
Hsinchu, Taiwan (Republic of China)
April 22, 2011

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2010
(Expressed in thousands of New Taiwan dollars and US dollars)

	2009	2010
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 4)	85,443,311	89,498,491	3,071,328
Notes and accounts receivable, net (note 8)	57,025,944	50,595,501	1,736,290
Receivables from related parties, net (note 23)	5,272,388	9,320,432	319,850
Other receivables from related parties (note 23)	47,168	72,696	2,495
Other current financial assets (note 8)	1,791,637	2,169,281	74,443
Inventories, net (notes 9 and 24)	39,229,916	44,568,106	1,529,448
Prepayments and other current assets (notes 10 and 25)	1,355,863	2,958,200	101,517
Equity investments held-for-sale (note 10)	707,175	-	-
Deferred tax assets, net (note 20)	5,199,265	5,375,623	184,476
Financial assets measured at fair value—current (note 7)	388,129	427,265	14,662
Total current assets	196,460,796	204,985,595	7,034,509
Long-term investments:
Equity-method investments (note 10)	9,706,574	15,540,959	533,321
Available-for-sale financial assets—noncurrent (notes 5 and 24)	2,012,265	1,373,687	47,141
Hedging derivative financial assets—noncurrent (note 7)	3,829	-	-
Financial assets carried at cost—noncurrent (note 6)	484,009	896,294	30,758
Total long-term investments	12,206,677	17,810,940	611,220
Property, plant and equipment (notes 11, 23 and 24):
Land	7,780,680	8,052,370	276,334
Buildings	90,379,997	113,542,262	3,896,440
Machinery and equipment	621,880,340	661,815,861	22,711,594
Other equipment	29,729,246	37,144,773	1,274,701
	749,770,263	820,555,266	28,159,069
Less: accumulated depreciation	(395,405,471)	(493,695,739)	(16,942,201)
Construction in progress	9,773,502	2,714,407	93,150
Prepayments for purchases of land and equipment	26,611,776	54,293,812	1,863,206
Net property, plant and equipment	390,750,070	383,867,746	13,173,224
Intangible assets:
Goodwill (note 12)	11,464,947	11,454,512	393,086
Technology-related fees (notes 12 and 25)	2,828,307	2,607,455	89,480
Total intangible assets	14,293,254	14,061,967	482,566
Other assets:
Idle assets, net (note 11)	1,797,158	1,760,638	60,420
Deferred charges, net	2,765,980	2,593,372	88,997
Deferred tax assets, net (note 20)	3,053,319	3,379,370	115,970
Others (notes 17 and 24)	1,285,504	856,141	29,380
Total other assets	8,901,961	8,589,521	294,767
Total Assets	622,612,758	629,315,769	21,596,286

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2009 and 2010
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2009	2010
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 13)	1,945,227	1,183,248	40,606
Notes payable and accounts payable	69,779,706	73,657,842	2,527,723
Payables to related parties (note 23)	22,684,161	20,124,665	690,620
Accrued expenses and other current liabilities (note 18)	36,528,777	38,233,627	1,312,067
Financial liabilities measured at fair value—current (note 7)	1,087,827	268,827	9,225
Other payables to related parties (note 23)	66,617	98,601	3,384
Equipment and construction in progress payable	23,788,714	19,881,973	682,291
Current installments of long-term borrowings (notes 16 and 24)	38,537,926	29,824,179	1,023,479
Current installments of bonds payable (notes 14, 15 and 24)	8,306,408	6,105,621	209,527
Total current liabilities	202,725,363	189,378,583	6,498,922
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent (note 7)	10,450	230,699	7,917
Bonds payable, excluding current installments (notes 14 and 24)	9,655,160	3,561,149	122,208
Convertible bonds payable (note 15)	-	23,951,212	821,936
Long-term borrowings, excluding current installments (notes 16 and 24)	123,424,152	117,123,895	4,019,351
Hedging derivative financial liabilities—noncurrent (note 7)	505,372	287,706	9,873
Long-term payables and capital lease liabilities—excluding current installments (notes 18 and 23)	1,611,653	1,766,626	60,626
Unearned revenue (note 25)	9,622,370	10,365,760	355,723
Total long-term liabilities	144,829,157	157,287,047	5,397,634
Other liabilities (note 17)	139,246	325,582	11,173
Total liabilities	347,693,766	346,991,212	11,907,729
Stockholders’ equity (notes 5, 10 and 19):
Capital stock:
Common stock, NT$10 par value	88,270,455	88,270,455	3,029,185
Capital surplus	114,972,148	115,947,805	3,978,991
Retained earnings:
Legal reserve	15,206,106	15,206,106	521,829
Unappropriated retained earnings	40,863,051	47,116,043	1,616,886
	56,069,157	62,322,149	2,138,715
Others: Cumulative translation adjustments	1,685,733	1,053,896	36,167
Unrealized gains on financial instruments	1,089,644	566,628	19,445
	2,775,377	1,620,524	55,612
	262,087,137	268,160,933	9,202,503
Minority interests	12,831,855	14,163,624	486,054
Total stockholders’ equity	274,918,992	282,324,557	9,688,557
Commitments and contingent liabilities (note 25)
Total Liabilities and Stockholders’ Equity	622,612,758	629,315,769	21,596,286

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2008	2009	2010
	NT$	NT$	NT$	US$

Net sales (note 23)	423,928,193	359,331,345	467,157,964	16,031,502
Cost of goods sold (notes 9 and 23)	368,600,330	352,290,469	430,859,371	14,785,840
Gross profit	55,327,863	7,040,876	36,298,593	1,245,662
Operating expenses (note 23):
Selling	8,992,831	8,000,028	8,641,453	296,549
General and administrative	7,907,578	8,094,414	10,736,924	368,460
Research and development	5,335,196	6,185,485	6,423,552	220,438
	22,235,605	22,279,927	25,801,929	885,447
Operating income (loss)	33,092,258	(15,239,051)	10,496,664	360,215
Non-operating income and gains:
Interest income	1,845,712	265,975	286,798	9,842
Investment gains recognized by equity method, net (note 10)	-	139,635	681,331	23,381
Foreign currency exchange gains, net	-	236,909	-	-
Gains on valuation of financial instruments, net (note 7)	3,902,317	813,152	3,986,083	136,791
Gains on sale of investment securities, net	-	384,186	1,527,229	52,410
Other income (note 23)	1,709,071	1,569,449	2,302,755	79,024
	7,457,100	3,409,306	8,784,196	301,448
Non-operating expenses and losses:
Interest expenses	4,203,946	3,446,588	4,233,127	145,268
Investment losses recognized by equity method, net (note 10)	313,621	-	-	-
Foreign currency exchange losses, net	4,994,189	-	3,581,120	122,894
Depreciation of idle assets	654,639	1,102,132	859,193	29,485
Asset impairment losses (notes 5, 6, 10 and 12)	1,394,297	1,192,807	-	-
Provisions for potential litigation losses and others (notes 23 and 25)	2,717,755	9,696,129	2,011,439	69,027
	14,278,447	15,437,656	10,684,879	366,674
Earnings (loss) before income taxes	26,270,911	(27,267,401)	8,595,981	294,989
Income tax (expense) benefit (note 20)	(4,629,066)	22,587	(1,187,894)	(40,765)
Net income (loss)	21,641,845	(27,244,814)	7,408,087	254,224
Attributable to:
Equity holders of the parent company	21,267,386	(26,769,335)	6,692,657	229,673
Minority interest	374,459	(475,479)	715,430	24,551
Net income (loss)	21,641,845	(27,244,814)	7,408,087	254,224

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations (continued)

Years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2008	2009	2010
	NT$	NT$	NT$	US$

Earnings (loss) per share—Basic (note 21):
Basic (L) EPS—net income (loss)	2.50	(3.04)	0.76	0.03
Basic EPS—retroactively adjusted	2.43

Earnings (loss) per share—Diluted (note 21):
Diluted (L) EPS—net income (loss)	2.41	(3.04)	0.70	0.02
Diluted EPS—retroactively adjusted	2.34

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock				Retained earnings		Others
	Number of shares	Amount	Capital in advance	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2008	7,817,706	78,177,055	474,951	113,808,167	7,437,591	89,092,396	1,050,051	-	1,738,754	9,040,900	300,819,865
Appropriation for legal reserve	-	-	-	-	5,641,777	(5,641,777)	-	-	-	-	-
Capitalization of employee stock bonus	243,725	2,437,247	-	-	-	(2,437,247)	-	-	-	-	-
Employees’ profit sharing—cash	-	-	-	-	-	(1,624,832)	-	-	-	-	(1,624,832)
Remuneration to directors and supervisors	-	-	-	-	-	(138,604)	-	-	-	-	(138,604)
Cash dividends	-	-	-	-	-	(19,670,577)	-	-	-	-	(19,670,577)
Stock dividends to shareholders	393,411	3,934,115	-	-	-	(3,934,115)	-	-	-	-	-
Issuance of stock from conversion of bonds	48,829	488,289	(460,668)	100,418	-	-	-	-	-	-	128,039
Issuance of stock from exercise of employee stock option	2,049	20,490	(14,283)	20,402	-	-	-	-	-	-	26,609
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	-	(1,763,605)	-	(1,763,605)
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	-	(705,125)	-	(705,125)
Foreign currency translation adjustments	-	-	-	-	-	-	1,280,807	-	-	-	1,280,807
Adjustments to capital surplus and unrealized losses on financial instruments for changes in investees’ equity	-	-	-	(277,653)	-	-	-	-	(202,187)	-	(479,840)
Net income	-	-	-	-	-	21,267,386	-	-	-	374,459	21,641,845
Minimum pension liability	-	-	-	-	-	-	-	(40,252)	-	-	(40,252)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	-	(215,594)	(215,594)
Balance at December 31, 2008	8,505,720	85,057,196	-	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock			Retained earnings		Others
	Number of shares	Amount	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2009	8,505,720	85,057,196	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Appropriation for legal reserve	-	-	-	2,126,738	(2,126,738)	-	-	-	-	-
Cash dividends	-	-	-	-	(2,551,716)	-	-	-	-	(2,551,716)
Stock dividends to shareholders	255,172	2,551,716		-	(2,551,716)	-	-	-	-	-
Capitalization of employee stock bonus	66,154	661,543	1,348,225	-	-	-	-	-	-	2,009,768
Unrealized gains on available-for-sale financial assets, net	-	-	-	-	-	-	-	1,637,350	135	1,637,485
Unrealized losses on cash flow hedges, net	-	-	-	-	-	-	-	194,145	123	194,268
Foreign currency translation adjustments	-	-	-	-	-	(645,125)	-	-	658,348	13,223
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	(27,411)	-	(2,050,074)	-	-	190,312	(2,383,727)	(4,270,900)
Net loss	-	-	-	-	(26,769,335)	-	-	-	(475,479)	(27,244,814)
Reversal of minimum pension liability	-	-	-	-	-	-	40,252	-	-	40,252
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	5,832,690	5,832,690
Balance at December 31, 2009	8,827,046	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	-	1,089,644	12,831,855	274,918,992

Note: Remuneration to directors of NT$57,422 thousand and employee bonuses of NT$2,871,097 thousand were deducted from the consolidated statement of operations of 2008.

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock			Retained earnings		Others
	Number of shares	Amount	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2010	8,827,046	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	1,089,644	12,831,855	274,918,992
Embedded conversion options derived from convertible bonds	-	-	101,787	-	-	-	-	-	101,787
Unrealized gains (losses) on available-for-sales financial assets, net	-	-	-	-	-	-	(747,324)	592	(746,732)
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	181,415	34	181,449
Foreign currency translation adjustments	-	-	-	-	-	(631,837)	-	12,458	(619,379)
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	873,870	-	(439,665)	-	42,893	701,735	1,178,833
Net income	-	-	-	-	6,692,657	-	-	715,430	7,408,087
Adjustments for changes in minority interests	-	-	-	-	-	-	-	(98,480)	(98,480)
Balance at December 31, 2010	8,827,046	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	566,628	14,163,624	282,324,557
Balance at December 31, 2010 (in US$)	-	3,029,185	3,978,991	521,829	1,616,886	36,167	19,445	486,054	9,688,557

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2009 and 2010

(Expressed in thousands of New Taiwan dollars and US dollars)

	2008	2009	2010
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	21,641,845	(27,244,814)	7,408,087	254,224
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	78,411,867	87,512,945	87,748,809	3,011,284
Amortization of intangible assets and deferred charges	2,776,565	2,594,666	1,386,893	47,594
Unrealized foreign currency exchange losses (gains), net	2,298,557	(2,192,835)	(940,903)	(32,289)
Asset impairment losses	1,394,297	1,192,807	-	-
Losses (gains) on valuation of financial instruments, net	(1,075,326)	1,336,469	(781,930)	(26,834)
Investment losses (gains) recognized by equity method, net	313,621	(139,635)	(681,331)	(23,381)
Proceeds from cash dividends	142,368	142,096	437,801	15,024
Losses (gains) on disposal of investment securities	142,267	(384,186)	(1,527,229)	(52,410)
Losses from disposal and write-off of property, plant and equipment, and others	29,899	23,248	77,323	2,653
Change in operating assets and liabilities:
Decrease (increase) in accounts and notes receivable (including related parties)	51,485,303	(38,532,393)	2,061,603	70,748
Decrease (increase) in inventories, net	11,831,747	(12,708,862)	(6,197,038)	(212,664)
Decrease (increase) in deferred tax assets, net	2,411,066	(716,548)	(535,267)	(18,369)
Decrease (increase) in prepayments and other current assets	1,625,308	4,535,738	(2,017,877)	(69,248)
Increase (decrease) in accounts and notes payable (including related parties)	(39,799,729)	32,455,076	2,732,480	93,771
Increase (decrease) in accrued expenses and other current liabilities	(1,453,395)	10,297,563	958,950	32,908
Increase (decrease) in unearned revenue	-	(1,032,123)	671,170	23,033
Increase in prepaid pension assets	(118,750)	(98,193)	(65,954)	(2,263)
Net cash provided by operating activities	132,057,510	57,041,019	90,735,587	3,113,781
Cash flows from investing activities:
Acquisition of property, plant and equipment	(98,355,181)	(61,046,891)	(84,620,951)	(2,903,945)
Proceeds from disposals of property, plant and equipment, and idle assets	1,344,356	235,562	73,958	2,538
Purchase of convertible bonds	-	(500,002)	-	-
Proceeds from disposal of available-for-sale financial assets	270,250	854,849	716,751	24,597
Purchase of long-term investments	(2,489,500)	(5,763,950)	(1,258,811)	(43,199)
Purchase of financial assets carried at cost	(399,516)	(40,345)	(658,959)	(22,613)
Proceeds from disposal of long-term investments	378	299,203	1,379,548	47,342
Decrease (increase) in restricted cash in bank	7,999	(425,799)	429,733	14,747
Increase in intangible assets and deferred charges	(1,502,092)	(1,121,028)	(1,414,472)	(48,540)
Decrease (increase) in refundable deposits	(134,105)	52,404	18,346	630
Cash increase (decrease) resulting from change in consolidated entity	-	839,336	(1,883,482)	(64,636)
Net cash used in investing activities	(101,257,411)	(66,616,661)	(87,218,339)	(2,993,079)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2008, 2009 and 2010

(Expressed in thousands of New Taiwan dollars and US dollars)

	2008	2009	2010
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	4,720,666	(4,901,690)	(4,938,767)	(169,484)
Increase (decrease) in guarantee deposits	2,912	(5,758)	164,757	5,654
Repayment of long-term borrowings and bonds payable	(57,993,509)	(49,291,812)	(60,610,911)	(2,079,990)
Proceeds from long-term borrowings, bonds payable and convertible bonds payable	37,299,393	66,844,430	62,609,918	2,148,590
Proceeds from issuance of stock for employee stock options exercised	26,609	-	-	-
Cash dividends	(19,670,577)	(2,551,716)	-	-
Remuneration to directors and supervisors, and employees’ profit sharing	(1,763,436)	-	-	-
Proceeds from issuance of subsidiary shares to minority interests	40,000	2,445,262	4,338,348	148,880
Cash dividends to minority interests and others	(97,667)	(613,376)	(685,129)	(23,512)
Net cash provided by (used in) financing activities	(37,435,609)	11,925,340	878,216	30,138
Effect of exchange rate change on cash	180,600	(341,084)	(340,284)	(11,678)
Net increase (decrease) in cash and cash equivalents	(6,454,910)	2,008,614	4,055,180	139,162
Cash and cash equivalents at beginning of year	89,889,607	83,434,697	85,443,311	2,932,166
Cash and cash equivalents at end of year	83,434,697	85,443,311	89,498,491	3,071,328
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	4,112,907	3,459,032	4,260,269	146,200
Cash paid for income taxes	5,179,223	2,127,321	803,775	27,583
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	43,585,254	46,844,334	35,929,800	1,233,006
Issuance of common stock from exercise of bond conversion rights	128,039	-	-	-
Conversion of convertible bonds into equity method investments	-	618,065	-	-
Reclassification of equity method investments from equity investments held-for-sale	-	-	707,175	24,268
Additions to property, plant and equipment:
Increase in property, plant and equipment	103,289,880	62,430,334	79,143,746	2,715,983
Decrease (increase) in equipment and construction-in-progress payables	(4,934,699)	(1,383,443)	5,477,205	187,962
	98,355,181	61,046,891	84,620,951	2,903,945
Impact of change in consolidated entities:
Cash	-	839,336	(1,883,482)	(64,636)
Non-cash assets	-	34,416,206	(3,914,044)	(134,319)
Liabilities	-	(30,541,846)	(1,599,359)	(54,885)
Minority interests	-	(482,658)	3,982,504	136,668
	-	4,231,038	(3,414,381)	(117,172)

See accompanying notes to consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2008, 2009 and 2010

1.	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996.  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications, including notebooks, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones.  In 2009, through equity acquisition of M. Setek, AUO entered into the solar business.  The main activities in solar business are the design, development and production of solar photovoltaic (PV) modules as well as provision of various value-added services for solar PV systems projects.  AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2002.

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

The consolidated entities were as follows:

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31, 2009	December 31, 2010
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment	100.00	100.00
AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters	49.00	49.00
AUO, Konly and Ronly	Lextar Electronics Corp. (Lextar)	Manufacturing and sale of LED products.	68.43	-
AUO, Konly and Ronly	Darwin Precisions Corp. (DPTW)	Manufacturing and sale of backlight modules.	62.08	61.35
AUO	BriView Electronics Corp. (BVTW)	Manufacturing and sale of liquid crystal products and related parts	60.00	98.52

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31, 2009	December 31, 2010
AUO	AUO Crystal Corp. (ACTW)	Design and installation of solar modules	100.00	87.09
Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales	66.67	66.67
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of single crystal silicon wafers	-	100.00
AULB	AU Optronics Corporation America (AUUS)	Sales support in the United States	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support in Japan	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support in Europe	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support in South Korea	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding and sales support in South Asia	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Manufacturing and repair center in Czech Republic and assembly of TFT-LCD modules and TV set	100.00	100.00
AULB	AU Optronics (Shanghai) Corp. (AUSH)	Sales support in the PRC	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics (Suzhou) Corp. (AUSZ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Assembly of Optoelectronics LCD products in Slovakia and manufacturing and sale of related parts	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing LCD panels based on low temperature polysilicon technology	-	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31, 2009	December 31, 2010
AULB and DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company	100.00	100.00
AULB	BriView (L) Corp. (BVLB)	Holding and trading company	100.00	100.00
AULB and ACTW	M. Setek Co., Ltd. (M. Setek)	Manufactures of single crystal silicon wafers and ingots and sales of solar modules	58.10	95.01
AULB and BVLB	BVCH Optronics (Sichuan) Corp. (BVCH)	Assembly and sale of TFT-LCD modules in the PRC	51.00	51.00
AULB and BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products and related parts	100.00	100.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Assembly and sale of TFT-LCD modules in the PRC	-	51.00
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing, assembly and sale of backlight modules and related components in PRC	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing, assembly and sale of backlight modules and related components in PRC	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing, assembly and sale of backlight modules and related components in PRC	-	100.00
DPHK	Darwin Precisions (Qingdao) Corp. (DPQD)	Manufacturing, assembly and sale of backlight modules and related components in PRC	-	100.00
DPHK	Darwin Precisions (Dongguan) Corp. (DPDG)	Manufacturing, assembly and sale of backlight modules and related components in PRC	-	100.00
BVLB	BriView (Kunshan) Co.,Ltd. (BVKS)	Manufacturing and sale of liquid crystal products and related parts	-	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31, 2009	December 31, 2010
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products and related parts	-	100.00
AUSG	AUO Energy (Suzhou) Corp. (AESZ)	Design and installation of solar modules	-	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Design and installation of solar modules	-	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Holding and sales support in America	-	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding and sales support in Europe	-	100.00
M. Setek	Ichijo Seisakusyo Co., Ltd. (Ichijo)	Manufacturing and sale of semiconductor products	38.46	-

AULB is a holding company investing in foreign subsidiaries, AUUS, AUSZ, AUNL, AUKR, AUJP, AUSH, AUXM, AUSG, AUCZ, AUSK, AUSJ, AUST, BVLB, BVCH, BKHZ, and M. Setek.  AUSZ, AUXM and AUSJ are engaged in the assembly of TFT-LCD module products in Mainland China.  AUUS, AUJP, AUNL, AUKR and AUSG are mainly engaged in the after-sale service of TFT-LCDs in the United States, Japan, Europe, Korea and Singapore, respectively.  AUSH is engaged in the sale of TFT-LCD module products in Mainland China.  AUCZ is engaged in the repair of TFT-LCD related products and the assembly of TFT-LCD module products in Czech Republic.  AUSK is mainly engaged in the assembly of optoelectronics LCD products and the manufacture and sale of related parts in Slovak Republic.  AUST is mainly engaged in the manufacture of LCD panels based on low temperature polysilicon (LTPS) technology.

DPTW is mainly engaged in the manufacture and sale of backlight modules in the Republic of China.  DPLB is a holding company investing in the wholly owned foreign subsidiary, DPHK.  DPSZ, DPXM, DPCD, DPDG and DPQD are wholly owned subsidiaries of DPHK and are engaged in the manufacture and assembly of backlight modules in Mainland China.

BVTW, BVLB, BVXM, BVCH, BKHZ, BVKS and BVHF are mainly engaged in the manufacture and sale of optoelectronics LCD products and related parts in the Republic of China and Mainland China.

DSTW is mainly engaged in the manufacture and sale of Driver IC.  ACTW, ACMK, AESZ and AETJ are mainly engaged in the design and installation of the solar related systems and modules.

M. Setek is mainly engaged in the production of polysilicon, manufacture of single crystal silicon wafers and ingots and sale of solar modules in Japan.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Konly and Ronly are investment holding companies for investments in other technology companies.

AENL and AEUS are holding companies for investments in solar business and providing after-sale service in Europe and the United States. ACMK is mainly engaged in the manufacture and sale of solar wafers.

Toppan CFI is a 49%-owned company of AUO, which is mainly engaged in the manufacture and sale of color filters.  AUO was able to exercise control over the operating, financial and personnel policies of Toppan CFI.  As a result, Toppan CFI is included in the AUO’s consolidated financial statements.

In July 2010, AULB joint ventured with TCL King Electrical Appliance (Huizhou) Co., Ltd. to establish BKHZ, in which AULB held 51% ownership interests. In March, June and August 2010, DPHK established wholly owned subsidiaries, DPCD, DPQD and DPDG, respectively.  In March, May, September and October 2010, AUSG established wholly owned subsidiaries, AESZ, AETJ, AENL and AEUS, respectively.  In April 2010, BVLB established wholly owned subsidiaries, BVHF and BVKS.  In November 2010, ACTW established a wholly owned subsidiary, ACMK.

In July 2010, due to business structure reorganization, the holding companies of BVXM and BVCH changed from AULB and BVLB to BVLB and AULB, respectively.

In November 2010, DPTW’s ownership interests in DPLB increased from 75.88% to 100% when AULB transferred 24.12% ownership interests in common shares of DPLB to DPTW due to group restructuring.

On July 1, AULB acquired 100% ownership interests of AUST that was formerly a subsidiary of Toshiba Mobile Display Co., Ltd. in Singapore.  AUST is mainly engaged in the manufacture of LCD panels based on low temperature polysilicon (LTPS) technology.  Effective from July 1, 2010, the operating result of AUST is included in AUO’s consolidated financial statements.

In June 2009, AUO made initial equity investments of US$16,000 thousand in the common stock and US$33,000 thousand in the convertible preferred stock series B of M. Setek through AULB.  From July to September 2009, AULB additionally subscribed to and purchased newly issued shares, including common shares and convertible preferred shares, from M. Setek totaling US$141,000 thousand.  By taking into consideration the amount of common shares that the preferred shares could be converted into along with the common shares held by AULB, management concluded that it had a controlling interest in M. Setek as of August 31, 2009, and therefore began to include M. Setek into AUO’s consolidated financial statements as of such date.

On March 31, 2010, M. Setek re-elected its board of directors and Ichijo’s chairman was not elected.  M. Setek, therefore, lost the power to control Ichijo’s financial, operating and personnel policies.  Consequently, Ichijo was not included into the consolidated financial statements of AUO and the investment was accounted for under the equity method as of that date.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As a result of disproportionate participation in Lextar’s capital increase and partial disposal of investment in April 2010, the ownership interest of AUO together with the ownership interest of its investment holding companies in Lextar decreased to 46.29%.  On June 30, 2010, Lextar re-elected its board of directors so that AUO lost the power to control Lextar’s financial, operating and personnel policies.  Therefore, Lextar was not included into the consolidated financial statements of AUO and the investment was accounted for under the equity method as of that date.

As of December 31, 2009 and 2010, AUO and its consolidated subsidiaries had 51,378 and 57,396 employees, respectively.

2.	Pro Forma Information

In June 2009, AUO made an equity investment in M. Setek through AULB and included M. Setek into AUO’s consolidated financial statements from September 1, 2009.  The operating result of M. Setek was included in AUO’s consolidated financial statements from that date.  Additionally, on July 1, 2010, AUO acquired AUST through AULB.  The operating result of AUST was included in AUO’s consolidated financial statements from July 1, 2010.  The following unaudited pro forma financial information summarizes the combined results of operations as if the business combination with M. Setek and AUST had taken place on January 1, 2009 and January 1, 2010, respectively.  This unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the acquisition been effected on January 1, 2009 or January 1, 2010.

	For the year ended December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands, except for per share data)

Net sales	366,661,919	471,612,696	16,184,375
Consolidated net income (loss)－attributable to equity holders of the parent company	(29,068,924)	6,064,144	208,104
Earnings (loss) per share－basic	(3.31)	0.69	0.02
Earnings (loss) per share－diluted	(3.31)	0.67	0.02

3.	Summary of Significant Accounting Policies

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

(b)	Use of estimates

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

(c)	Foreign currency transactions and translation

The Company’s reporting currency is New Taiwan dollar.  AUO and its subsidiaries record transactions in their respective functional currency.  Non-derivative foreign currency transactions are recorded at the exchange rates prevailing at the transaction date.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the exchange rates on that date.  The resulting unrealized exchange gains or losses from such translations are reflected in the accompanying statements of operations.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into reporting currency at the foreign exchange rates at the date the fair value was determined.  If the non-monetary assets or liabilities are measured at fair value through profit or loss, the resulting unrealized exchange gains or losses from such translation are reflected in the accompanying statements of operations.  If the non-monetary assets or liabilities are measured at fair value through stockholders’ equity, the resulting unrealized exchange gains or losses from such translation are recorded as a separate component of stockholders’ equity.

For long-term equity investments in foreign investees which are accounted for by the equity method, their foreign currency financial statements are translated into the Company’s reporting currency.  Assets and liabilities of foreign operations are translated using the exchange rates on the balance sheet date.  Except that the beginning balance of retained earnings is carried from the prior period, other accounts under the stockholders’ equity are translated at historical exchange rates.  Dividends are translated at exchange rates on the declaration date.  Revenue and expense accounts are translated using average rates during the period.  Translation adjustments resulting from the translation of foreign currency financial statements into the Company’s reporting currency are accounted for as translation adjustment, a separate component of stockholders’ equity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Classification of current and noncurrent assets and liabilities

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

The estimate of the recoverable amount of long-lived assets and intangible assets is measured as the higher of (a) net selling price (if determinable) and (b) value in use. Net selling price refers to the amount obtainable from the sale of an asset in an arm’s-length transaction after deducting any direct incremental disposal costs. The value in use refers to the present value of estimated future cash flows expected to result from the asset’s remaining useful life.

In performing an impairment test, the recoverable amount of goodwill is evaluated in terms of the recorded amount of the cash-generating unit under ROC GAAP to which the goodwill has been allocated to. Under ROC GAAP, “recoverable amount” is defined as the higher of (a) a cash-generating unit’s fair value less costs to sell (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets.

(f)	Cash equivalents and restricted cash in bank

The Company considers all highly liquid investments, such as reverse repurchase agreements (“RRP”) with reputable securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes, to be cash equivalents.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The assets which the Company obtains control of under the RRP agreement represent securities that serve as collateral for the Company’s cash purchase until the Company resells the securities for a specified price.  The sell-back dates of these securities are typically within a period of less than one month from the purchase date.  The difference between the cost and the resale price of these RRP arrangements is recorded as interest income between the purchase date and the resale date, and no capital gains or losses are recognized.

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

(2)
Available-for-sale financial assets:  These are measured at fair value, and any changes, excluding impairment loss and unrealized foreign currency exchange gain or loss, are reported as a separate component of stockholders’ equity until realized.  Realized gain or loss on financial instruments is charged to current operations.  If there is objective evidence of impairment, an impairment loss is recognized in profit or loss.  If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss decreases, the previously recognized impairment loss for equity securities is reversed to the extent of the decrease and recorded as an adjustment to equity, while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurs after the impairment loss is recognized.  Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)
Financial assets carried at cost:  Financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, which is determined by using an analysis of various factors. These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information).  If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  A subsequent reversal of such impairment loss is prohibited.  The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same that for cash and stock dividends arising from available-for-sale financial assets.

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

(j)	Inventories

The cost of inventories includes all necessary expenditure and charges for bringing the inventory to the stable and useable condition and location.  Inventories are recorded at cost, and cost is determined using the weighted-average method.  The fixed production overhead is allocated based on the capacity of the production facilities.  The variable production overhead is allocated based on the actual production.  At each period-end, inventories are measured at the lower of cost or net realizable value.  Net realizable value is calculated based on the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Effective January 1, 2008, the Company adopted the amended ROC SFAS No. 10, “Inventories”, please refer to note 3(zb) for a discussion of the impact of adoption.

(k)	Equity-method investments

When the Company is able to exercise significant influence over the operating and financial policies of the investee, or the Company owns more than 20% of the investee’s voting shares, the Company’s equity investment thereon is accounted for using the equity method.  In addition, pursuant to ROC SFAS No. 31, “Interests in Joint Ventures,” when the Company considers that it only has significant influence rather than control over its jointly controlled entities, the equity method is used to account for the Company’s interest in the jointly controlled entities.

When the investee company’s financial statements are needed for the equity method and its financial statement date is different from that of an investor company,  the effects of significant transactions or events that had occurred between different financial statement dates of the investee and the investor companies should be adjusted accordingly.  Under the case of different financial statement dates of the investee and investor companies, the difference should not exceed three months.

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

Stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital are recorded as an increase in the number of shares held and do not affect investment income.  The cost per share is recalculated based on the weighted-average method.  Cash dividends are accounted for as a reduction to the original cost of investment.

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

If an investee company issues new shares and the Company does not acquire new shares in proportion to its original ownership percentage, the Company’s equity in the investee’s net assets will be changed.  The capital surplus and long-term investment accounts are adjusted for the change in equity interest.  If the Company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged as a reduction to retained earnings.

If the Company and its investees accounted for under the equity method have mutual holdings, investment gain or loss is calculated by the treasury stock method.

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

The Company accounts for investments by the equity method and consolidates accounts of investees quarterly when the Company has a controlling interest in investees.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For long-term investment in a limited partnership, the distribution of profits is based on the percentage of capital contributed by each partner.  The Company adjusts the carrying amount of its investment at each fiscal year-end to recognize its share of the profit or loss.  Distributed earnings and any return of capital in a limited partnership are recorded as a reduction of the carrying amount of the long-term investment.

If an equity security is not acquired through cash, that is, by providing services or other assets, then the fair value of such security or the fair value of the services or assets surrendered, whichever is more objectively determinable, is the purchase price of the security.  If an equity investment is acquired by providing subsequent services and the cost is determined based on the fair value of such services, the Company defers and recognizes revenue using a reasonable amortization method over the future period when the service is rendered.

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

Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value.  The range of the estimated useful lives is as follows: buildings—20 to 50 years, machinery and equipment—3 to 10 years, leasehold improvement—the shorter of 5 years or the lease term, and other equipment—3 to 5 years.  Disposal gain or loss is recorded as non-operating gain or loss in the current period.

Property, plant and equipment not used in operations are classified as idle assets and are stated at the lower of carrying amount or net realizable value.

(m)	Leased Assets

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

Deferred charges consist of the costs of software systems, electrical facility installation charges, expense associated with syndicated loans, bond issuance costs, and land use rights.  The costs of software systems, electrical facility installation charges, and expense associated with syndicated loans are amortized over the estimated useful lives of three to seven years on a straight-line basis.  Bond issuance costs are amortized using the straight-line method over the period from the issuance date to the maturity date (five years).  The amortization of issuance costs associated with loans and bonds under the straight-line method is not materially different from the amount determined using the effective interest method.  In the case of early redemption of bonds, the unamortized bond issuance cost is charged to current operations.  The cost of land use rights is amortized using the straight-line method over the lease term of 50 years.

(o)	Goodwill and other intangible assets

In accordance with ROC SFAS No. 37, other than intangible assets acquired by way of government grant, which are measured at the fair value, intangible assets are initially measured at cost.  Subsequent to initial recognition, intangible assets are measured at cost less any subsequent accumulated amortization and accumulated impairment losses.  The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over the estimated useful life using the straight-line method from the date that the asset is made available for use.  The residual value, the amortization period, and the amortization method are reviewed at least annually at each fiscal year-end, and any changes thereof are accounted for as changes in accounting estimates.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Technology-related fees, including purchased patents and licenses pursuant to patent licensing agreements, and core technologies acquired in connection with the merger, are amortized using the straight-line method over their estimated useful lives ranging from three to twenty years.

(p)	Noncurrent assets held-for-sale

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

(q)	Convertible bonds

Convertible bonds assumed from business combination with QDI on October 1, 2006 which  were issued before December 31, 2005 were recorded at fair value at the date of acquisition.  The difference between the recorded amount and the par value of convertible bonds is amortized and charged to current operations as interest expense using the interest method over the respective remaining redemption periods.  Where a premium is payable on a puttable convertible bonds, the excess of the redemption price over the par value is expensed as interest payable over the redemption period.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Convertible bonds issued on or after January 1, 2006, comprise convertible notes that can be converted into share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a convertible bond is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the convertible bond as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a convertible bond is measured at amortized cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible bond is not remeasured subsequent to initial recognition.  When bonds are converted into common stock, shares to be issued are recorded based on the book value of liability and equity components of convertible bonds.

(r)	Retirement plans

Pursuant to government regulations and the ROC Labor Standards Law (the “old system”), AUO and its subsidiaries located in the Republic of China establish employee noncontributory and defined benefit retirement plans covering full-time employees in the Republic of China.  Under the defined benefit plans, employees are eligible for retirement, or are required to retire, after fulfilling certain age or service requirements.  Payments of retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement.  Each employee earns two months of salary for the first fifteen years of service, and one month of salary for each year of service thereafter.  The maximum retirement benefit is 45 months of salary.  The defined benefit plans are funded by contributions made by the Company, plus earnings thereon.  On a monthly basis, AUO and Toppan CFI contribute two percent of wages and salaries to a pension fund maintained with Bank of Taiwan.  Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.  For the defined benefit plans, the Company adopted ROC SFAS No. 18, “Accounting for Pensions,” which requires the Company to perform an actuarial calculation on its pension obligation as of each fiscal year-end.  Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of participants.  A deferred pension cost is recognized and classified under intangible assets when the additional minimum liability does not exceed the sum of unrecognized net transition obligation.  The excess, which represents a net loss not yet recognized as net periodic pension cost, is reported as a reduction of equity.  The unrecognized net transition obligation, and unrecognized pension gain or loss, are amortized on a straight-line basis.

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (hereinafter referred to as the “new system”), employees who elected to participate in the new system or joined the Company after July 1, 2005, are subject to a defined contribution plan under the new system.  Under the defined contribution plan, the Company contributes monthly at a rate of no less than six percent of an employee’s monthly salary or wages to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance.  Cash contributions are charged to current operations as pension cost.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

M. Setek established its retirement plans covering all full-time employees in 2005.  In accordance with the plans, the pension benefits paid out to the employees are based on years of service, the current rate of pay and compensation.  The relative rate of pay has been regulated in the retirement plans.  For these defined benefit plans, M. Setek performs actuarial calculation on its accumulated benefit obligation at each fiscal year-end.  The excess of accumulated benefit obligation over the fair value of the plan assets is recognized as minimum pension liability on the balance sheet.  A net pension cost comprising service cost, transition assets, and amortization of prior service cost is also recognized.  The pension fund is maintained with Asahi Mutual Life Insurance.

The Company’s overseas subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.

(s)	Employee bonuses and remuneration to directors

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

(t)	Share-based payment transactions

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Employee stock options

AUO assumed the employee stock options of QDI in connection with the merger with QDI on October 1, 2006.  Pursuant to the provisions of ROC SFAS No. 25, fair value of the vested employee stock options is measured on the consummation date, included in the purchase price and recorded under capital surplus account. Fair value of unvested options is allocated to compensation cost and is amortized over the post-combination requisite service period.

The Company adopted ROC SFAS No. 39, “Share-based payment,” for employee stock options granted on or after January 1, 2008.  The Company recognizes an amount for services received during the vested period based on the best available estimate of the number of options and  the fair value of options at the grant date.  The expense is recognized through amortization of the amount on a straight-line basis and capital surplus account is adjusted accordingly.  If subsequent information indicates that the number of options expected to vest differs from previous estimates, the Company accounts for as a change in accounting estimate.

(v)	Revenue recognition and allowance for sales return and discounts

Revenue is recognized when the Company has transferred to customers the significant risks and rewards of ownership of the products.  Allowance and related provisions for sales returns and discounts are estimated based on historical experience.  Such provisions are deducted from sales in the year when the products are sold.

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

When a change in the tax laws is enacted, the deferred tax assets or liabilities (including items that are directly debited or credited to stockholders’ equity) are recalculated accordingly in the period of change.  The effect of changes in the deferred tax assets or liability is reported as an adjustment to current income tax benefit or expense.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(z)	Earnings (losses) per common share (“(L) EPS”)

Basic (L) EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  The Company’s convertible bonds, employee stock options, and employee stock bonuses to be issued after January 1, 2009 are potential common share.  In computing diluted EPS, net income and the weighted-average number of common shares outstanding during the year are adjusted for the effects of dilutive potential common stock, assuming dilutive shares equivalents had been issued.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock, and employee stock bonuses issued prior to January 1, 2009.  Effective January 1, 2009, EPS are not retroactively adjusted for employee stock bonuses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(za)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars.  Translation of the 2010 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the reader using the noon buying rate of the Federal Reserve Bank in New York on December 30, 2010, of NT$29.14 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(zb)	Reclassifications

Certain reclassifications have been made to prior years’ financial statements to conform to the current year’s presentation.

(zc)	Accounting changes

Effective January 1, 2008, the Company adopted ROC SFAS No. 39 and ARDF Interpretation No. 2007-052 to classify, measure, recognize, and disclose the Company’s share-based payment transactions, employee bonuses and remuneration to directors and supervisors.  The adoption of ROC SFAS No. 39 decreased the Company’s net income and retroactively adjusted basic EPS for the year ended December 31, 2008, by NT$2,838,788 thousand and NT$0.33, respectively.  In addition, pursuant to ARDF Interpretation No. 2008-169, the computation of basic and diluted EPS is no longer required to retroactively adjust for the effects of employee stock bonuses approved at the stockholders’ meeting held in and after year 2009.

Effective January 1, 2008, the Company adopted the amended ROC SFAS No. 10.  The adoption of ROC SFAS No. 10, as amended, decreased the Company’s net income and retroactively adjusted basic EPS by NT$2,433,241 thousand and NT$0.28, respectively, for the year ended December 31, 2008.

4.	Cash and Cash Equivalents

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Cash and bank deposits	73,560,405	70,686,923	2,425,770
Government bonds with reverse purchase agreements	11,882,906	18,811,568	645,558
	85,443,311	89,498,491	3,071,328

The Company entered into reverse repurchase agreements (“RRP”) with reputable securities firms or banks in Taiwan covering government and quasi-government bonds with sell-back dates typically within a period of less than one month from the purchase date. These bonds yielded interest at rates ranging from 0.11% to 1.88% and 0.25% to 0.32% in 2009 and 2010, respectively.

5.	Available-for-sale Financial Assets－noncurrent

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Publicly listed equity shares	2,012,265	1,373,687	47,141

Gains (losses) on valuation of available-for-sale financial assets resulting from the change in fair value, based on publicly quoted market prices, were NT$(1,763,605) thousand, NT$1,637,485 thousand and NT$(746,732) (US$(25,626)) thousand for the years ended December 31, 2008, 2009 and 2010, respectively, and were accounted for as a separate component of stockholders’ equity.

The Company determined its investment in certain publicly listed stocks was impaired due to a significant and other-than-temporary decline in fair value.  As a result, the Company recognized impairment losses of NT$386,810 thousand for the year ended December 31, 2008.

Certain available-for-sale financial assets-noncurrent were pledged as collateral; see note 24.

6.	Financial Assets Carried at Cost—noncurrent

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Non-publicly listed stocks	484,009	896,294	30,758

The Company determined its investment in certain non-publicly listed stocks was impaired due to a significant and other-than-temporary decline in value.  As a result, the Company recognized impairment loss of NT$397,364 thousand and NT$135,595 thousand for the years ended December 31, 2008 and 2009, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)
Financial assets measured at fair value－current:
Foreign currency forward contracts	378,252	425,443	14,600
Options contracts	9,743	1,822	62
Interest rate swap contracts	134	-	-
	388,129	427,265	14,662
Hedging derivative financial assets－noncurrent:
Interest rate swap contracts	3,829	-	-
Financial liabilities measured at fair value－current:
Options contracts	154,513	180,020	6,177
Foreign currency forward contracts	933,289	88,779	3,047
Interest rate swap contracts	25	28	1
	1,087,827	268,827	9,225
Financial liabilities measured at fair value－noncurrent:
Convertible bonds payable	-	142,868	4,903
Interest rate swap contracts	10,450	74,155	2,545
Foreign currency forward contracts	-	13,676	469
	10,450	230,699	7,917
Hedging derivative financial liabilities－noncurrent:
Interest rate swap contracts	505,372	287,706	9,873

As of December 31, 2009 and 2010, outstanding options contracts were as follows:

December 31, 2009
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)

Interest rate options	YEN1,800,000	1.00%	Mar. 2010 – Sep. 2011
Foreign currency call options	USD12,050	YEN95.53 – 109.75	Jan. 2010 – Nov. 2013
Foreign currency put options	USD24,100	YEN95.53 – 109.75	Jan. 2010 – Nov. 2013

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)

Interest rate options	YEN1,800,000	1.00%	Jan. 2011 – Sep. 2011
Foreign currency call options	USD9,050	YEN95.53 – 109.75	May. 2011 – Nov. 2013
Foreign currency put options	USD18,100	YEN95.53 – 109.75	Jan. 2011 – Nov. 2013

As of December 31, 2009 and 2010, outstanding foreign currency forward contracts were as follows:

December 31, 2009
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy YEN	Jan. 2010 – Mar. 2010	USD646,500 / YEN57,850,177
Sell NTD / Buy YEN	Jan. 2010 – May 2010	NTD3,439,837 / YEN9,741,408
Sell USD / Buy NTD	Jan. 2010 – Feb. 2010	USD342,000 / NTD11,030,347
Sell USD / Buy CNY	Jan. 2010	USD11,000 / CNY75,082
Sell EUR / Buy NTD	Jan. 2010 – Apr. 2010	EUR177,000 / NTD8,411,451
Sell CNY / Buy USD	Jan. 2010 – Feb. 2010	CNY150,200 / USD22,000
Sell YEN / Buy USD	Jan. 2010 – Dec. 2013	YEN1,243,225 / USD11,500

December 31, 2010
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy NTD	Jan. 2011 – Feb. 2011	USD203,000 / NTD6,092,923
Sell USD / Buy YEN	Jan. 2011 – Feb. 2011	USD379,000 / YEN31,601,485
Sell NTD / Buy YEN	Jan. 2011 – Feb. 2011	NTD203,922 / YEN546,442
Sell NTD / Buy USD	Jan. 2011 – Mar. 2011	NTD12,117,800 / USD400,000
Sell USD / Buy CNY	Jan. 2011	USD11,000 / CNY73,023
Sell CNY / Buy USD	Jan. 2011	CNY19,886 / USD3,000
Sell YEN / Buy USD	Jan. 2011 – Dec. 2011	YEN594,265 / USD5,500
Sell EUR / Buy YEN	Jan. 2011 – Mar. 2011	EUR173,000 / YEN19,249,930
Sell CZK / Buy YEN	Feb. 2011	CZK12,405 / YEN53,960
Sell CZK / Buy EUR	Jan. 2011	CZK162,240 / EUR6,500

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into foreign exchange forward contracts and options contracts with several banks to manage foreign currency exchange risk resulting from business operations and investment activities.  Net gain arising from foreign exchange forward contract for the years ended December 31, 2008, 2009 and 2010 were NT$ 4,015,043 thousand (including valuation gain of NT$1,188,052 thousand and realized settlement gain of NT$2,826,991 thousand), NT$640,250 thousand (including valuation loss of NT$(1,395,121) thousand and realized settlement gain of NT$2,035,371 thousand and NT$4,049,932 (US$138,982) thousand (including valuation gain of NT$845,779 (US$29,025) thousand and realized settlement gain of NT$3,204,153 (US$109,957) thousand), respectively.

The Company entered into interest rate swap contracts with several banks to manage interest risk exposure arising from the Company’s financing activities.  As of December 31, 2009 and 2010, AUO’s total notional amount of outstanding interest rate swap contracts amounted to NT$38,888,889 thousand and NT$43,111,111 (US$1,479,448) thousand, respectively, of which, NT$37,888,889 thousand and NT$35,333,333 (US$1,212,537) thousand, respectively, were related to effective hedges.  Additionally, as of December 31, 2009 and 2010, AUSJ’s total notional amount of outstanding interest rate swap contracts amounted to US$42,000 thousand and US$33,600 thousand, respectively, and all of which were related to effective hedges.  As of December 31, 2009 and 2010, M. Setek’s total notional amount of outstanding interest rate swap contracts amounted to YEN960,000 thousand and YEN575,000 thousand, respectively, of which, YEN225,000 thousand and YEN125,000 thousand, respectively, were related to effective hedges.

For the years ended December 31, 2008, 2009 and 2010, the Company’s unrealized gains (losses) resulting from change in fair value of derivative contracts recognized in earnings amounted to NT$(112,726) thousand, NT$58,652 thousand and NT$(63,849) (US$(2,191)) thousand, respectively.

Please refer to (b) for the financial results related to effective hedges.

During the period from April to July 2009, DPTW held convertible bond which was a hybrid instrument consisting of a host contract and an embedded derivative instrument, therefore, DPTW recognized financial assets measured at fair value – conversion rights of the embedded derivative instrument.  For the year ended December 31, 2009, the valuation gains recognized in earnings resulting from changes in fair value of conversion rights of convertible bond amounted to NT$114,250 thousand.

As of December 31, 2008, 2009 and 2010, gains (losses) on valuation of financial instruments were reconciled to the line item of the consolidated statement of operations as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Net gain arising from foreign exchange forward contract and options contract	4,015,043	640,250	4,049,932	138,982
Net gain (loss) arising from interest rate swap contracts	(112,726)	58,652	(63,849)	(2,191)
Gain arising from embedded derivative instrument	-	114,250	-	-
	3,902,317	813,152	3,986,083	136,791

(b)	Hedge accounting

The Company entered into plain vanilla type interest rate swap contracts as the primary hedging instrument.  The Company paid interest based on fixed rate and receives market floating-rate from the counterparty.  The aforementioned hedging contracts are intended to protect the Company from the risk of future cash flow fluctuation of debt bearing floating interest rate.  These contracts are designated as cash flow hedge and met the criteria for hedge accounting.

As of December 31, 2009 and 2010, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2009
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Long-term borrowings with floating interest rate	Interest rate swap contracts	(501,543)	Jan. 2010–Sep. 2014	Jan. 2010–Sep. 2014

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Long-term borrowings with floating interest rate	Interest rate swap contracts	(287,706)	Jan. 2011–Sep. 2014	Jan. 2011–Sep. 2014

Unrealized gains (losses) on derivative financial instruments effective as cash flow hedges were NT$(705,125) thousand, NT$194,268 thousand and NT$181,449 (US$6,227) thousand as of December 31, 2008, 2009 and 2010, respectively, which were recognized as a separate component of stockholders’ equity.

8.	Notes and accounts receivable, net

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Notes receivable	3,512	262	9
Accounts receivable	57,220,600	51,368,871	1,762,830
Less: allowance for doubtful accounts	(91,294)	(84,644)	(2,905)
allowance for sales returns and discounts	(106,874)	(688,988)	(23,644)
	57,025,944	50,595,501	1,736,290

In 2009 and 2010, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

For the year ended December 31, 2009
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms	Promissory note as collateral
(in thousands)

Taipei Fubon Bank	USD 15,000	-	USD 21,583	See below	None
China Trust Commercial Bank	USD 30,000	-	USD 93,733	See below	None
Standard Chartered Bank	USD 36,000	-	USD 55,425	See below	None
Bank of China	USD 80,000	-	USD 74,540	See below	None
Standard Chartered Bank	USD 165,000	USD154,606	USD266,883	See below	None

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31, 2010
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms	Promissory note as collateral
(in thousands)

Taipei Fubon Bank	USD 25,000	-	USD 84,311	See below	None
China Trust Commercial Bank	USD 35,000	-	USD 220,683	See below	None
First Commercial Bank	USD 170,000	USD 139,787	USD 139,787	See below	None
Standard Chartered Bank	USD 190,000	-	USD 390,257	See below	None
China Construction Bank	CNY 140,000	-	-	See below	None
Resona Bank	-	YEN2,536,870	YEN2,549,079	See below	None

Note (a):	Under these facilities, the Company, irrevocably and without recourse, transferred accounts receivable to the respective underwriting banks.

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

Note (d):
As of December 31, 2009 and 2010, total outstanding receivables resulting from the above transactions, net of fees charged by underwriting banks, of NT$1,436,061 thousand and NT$336,072 (US$11,533) thousand, respectively, were classified under other current financial assets.

9.	Inventories

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Finished goods	15,785,735	20,355,490	698,541
Less: allowance for devaluation	(1,826,825)	(2,548,047)	(87,441)
	13,958,910	17,807,443	611,100
Work-in-progress	18,728,109	21,631,505	742,330
Less: allowance for devaluation	(1,618,679)	(2,807,472)	(96,344)
	17,109,430	18,824,033	645,986
Raw materials and spare parts	9,075,322	8,627,715	296,078
Less: allowance for devaluation	(913,746)	(691,085)	(23,716)
	8,161,576	7,936,630	272,362
Total	39,229,916	44,568,106	1,529,448

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Equity-Method Investments

	December 31,
	2009		2010
	Ownership interest	Amount	Ownership interest	Amount
	%	NT$	%	NT$	US$
	(in thousands)
Lextar	-	-	46	3,638,618	124,867
Qisda Corporation (“Qisda”)	10	2,837,687	10	3,015,606	103,487
Forhouse Corporation (“Forhouse”)	25	1,709,468	23	2,738,620	93,981
AUO SunPower Sdn. Bhd. (“AUSP”)	-	-	50	1,619,293	55,569
Cando Corporation Ltd. (“Cando”)	18	1,059,564	18	910,745	31,254
Sipix Technology Inc. (“STI”)	32	909,706	28	825,144	28,317
Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”)	-	-	65	530,336	18,200
Raydium Semiconductor Corp. (“Raydium”)	15	429,561	15	498,524	17,108
Wellypower Optronics Corporation Ltd. (“Wellypower”)	9	465,871	9	485,415	16,658
Daxin Materials Corp. (“Daxin”)	33	268,126	31	332,419	11,408
Langfang Songgong Semiconductor Co., Ltd. (“Langfang Songgong”)	-	-	56	229,754	7,884
Asia Pacific Genesis Venture Capital Fund L.P. (“Asia Pacific VC”)	11	245,297	11	224,403	7,701
Brivictory Display Technology (Labuan) Corp. (“BTLB”)	-	-	51	210,326	7,218
Abakus Solar AG (“Abakus”)	45	125,686	45	130,607	4,482
Qingdao Haier Optronics Co., Ltd. (BHQD)	-	-	30	59,126	2,029
Ichijo	-	-	38	24,655	846
Dazzo Technology Corporation (“Dazzo”)	25	34,502	25	19,571	672
EcoLand Corporation (EcoLand)	-	-	27	10,797	370
Taiwan Nano Electro-Optical Technology Co., Ltd. (“Nano”)	16	642,269	-	-	-
Light House Technology Co., Ltd. (“LHTC”)	45	604,182	-	-	-
Entire Technology Co., Ltd. (“Entire”)	10	341,425	-	-	-
Apower Optronics Corporation (“Apower”)	5	33,230	-	-	-
Patentop Ltd. (“Patentop”)	41	-	41	-	-
		9,706,574		15,503,959	532,051
Prepaid investment		-		37,000	1,270
		9,706,574		15,540,959	533,321

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating and financial policies of Qisda, and therefore, the Company accounts for its investment in Qisda under the equity method of accounting.  In April 2008, AUO made additional investment in Qisda by purchasing 90,456,800 shares of common stock issued by Qisda in a private placement offering at NT$22.11 per share, totaling NT$2,000,000 thousand.  The Company cannot dispose of its investment in these private placement shares within three years of issuance unless certain conditions provided under Article 43-8 of the ROC Securities and Exchange Act are met.

LHTC was merged with and into Lextar on March 15, 2010, with Lextar as the surviving entity.  Therefore, the Company’s equity shareholdings in LHTC were converted to shares of Lextar.

Nano was merged with and into Forhouse on September 15, 2010, with Forhouse as the surviving entity.  Therefore, the Company’s equity shareholdings in Nano were converted to shares of Forhouse.

The Company disposed its equity shareholdings in Entire since October 2010.  As the Company was no longer the biggest shareholder after the disposal of its ownership of shares, the investment in Entire was accounted for under available-for-sale financial assets commencing November 2010.

In December 2009, the board of directors of M. Setek resolved to dispose two joint venture investments namely Ningjin Songgong and Langfang Songgong and therefore, the aforementioned investments were transferred to equity investments held-for-sale and recorded at the lower of book value and net fair value.  However due to the change of disposal plan, these two investments were reversed back to equity-method investments.

Sipix reorganized its company structure in November 2009.  As a result, the Company’s investment shares were converted to shares of STI.  The investment in STI was recorded at the original book value.

For the years ended December 31, 2009 and 2010, the Company recognized unrealized valuation gains of NT$190,312 thousand and NT$42,893 (US$1,472) thousand under stockholders’ equity, respectively, on investments accounted for under the equity method.  For the years ended December 31, 2008, 2009 and 2010, the Company recognized investment gains (losses) of NT$(313,621) thousand, NT$139,635 thousand and NT$681,331 (US$23,381) thousand, respectively, under the equity method.

On March 12, 2010, the Company entered into a joint venture agreement with TPV Technology Limited to invest in BTLB in Malaysia in September 2010.  BriVictory Display Technology (Poland) Co., Ltd. (BTPL) is invested by BTLB and is mainly engaged in original equipment manufacture of TFT-LCD modules and TV sets.  In accordance with the joint venture agreement, AUO indirectly holds 51% of the shareholding of BTLB through AULB and will increase its investments in the entity through cash payment of US$20,400 thousand gradually.  As of December 31, 2010, the Company’s investment in BTLB amounted to US$8,160 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On May 27, 2010, the Company, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (SPTL), which at that time was wholly-owned by SunPower Corporation whereby the Company and SPTL will each own 50% of the joint venture AUSP (formerly named SunPower Malaysia Manufacturing Sdn. Bhd.), which is mainly engaged in the manufacture and sale of solar modules.  In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand and a cash payment of US$28,000 thousand, and will continue to contribute additional cash over time so that the total cash contributions made by each shareholder equals US$350 million in the aggregate, or such lesser amounts as the parties may mutually agree.  In addition, if AUSP, the Company or SPTL requests additional equity financing to AUSP, then each of SPTL and the Company will each be required to made additional cash contributions of up to an aggregate US$50 million. In addition, AUSP shall retain the financing loan of RM1,000,000 thousand that was provided by the government of Malaysia.  The Company shall make best efforts to ensure that, subject to (a) the necessary cooperation of the AUSP, (b) the lenders’ necessary legal due diligence of the AUSP, (c) the written consent or approval of SPTL, and (d) the written consent or approval of the Malaysia Ministry of Finance, additional debt financing from a third-party lender is available to be drawn upon.  If such additional debt financing is not made available to the AUSP, the Company is obliged to secure for AUSP or provide AUSP with reasonable and necessary transitional financing until AUSP obtains debt financing from a third party.  As of December 31, 2010, the Company has not provided AUSP with any additional financing.  The Company recognized deferred revenue in the amount of NT$966,600 (equivalent to US$30,000) thousand for its contribution of technology to AUSP, of which NT$34,521 (US$1,185) thousand has been amortized into income in 2010 with the remaining NT$932,079 (equivalent to US$28,815) thousand to be recognized into earning on a straight-line basis of the expected estimate useful life of the technology (7 years).

In accordance with ROC SFAS No. 31 “Interest in Joint Ventures”, the Company’s share in the accounts of AUSP and BTLB were as follows:

	December 31, 2010
	NT$	US$
	(in thousands)

Current assets	2,558,611	87,804
Non-current assets	5,359,086	183,908
Current liabilities	2,074,404	71,188
Non-current liabilities	5,056,766	173,533
Revenues	335,417	11,511
Expenses	639,480	21,945

The company accounted for its share of AUSP’s net income or loss for the nine months ended October 3, 2010 in “Investment gains(losses) recognized by equity method” in the consolidated statement of operations in 2010 due to a quarterly lag in reporting.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2009 and 2010, market values of the Company’s equity-method investments in publicly listed companies, determined based on quoted market price at year-end, were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Forhouse	4,685,415	3,682,768	126,382
Qisda	3,685,831	3,658,256	125,540
Wellypower	610,170	485,085	16,647
Entire	1,898,530	-	-
Nano	821,701	-	-
	11,701,647	7,826,109	268,569

In 2009 and 2010, components of the difference between acquisition cost and fair value of net assets acquired were as follows:

	For the year ended December 31, 2009
	Beginning balance	Additions or deductions	Adjustments	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Amortizable assets	(525,538)	179,784	16,460	50,194	(279,100)
Goodwill	658,954	468,705	-	-	1,127,659
Other assets	162,665	(3,836)	(4,500)	-	154,329
	296,081	644,653	11,960	50,194	1,002,888

	For the year ended December 31, 2010
	Beginning balance	Additions or deductions	Adjustments	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)

Amortizable assets	(279,100)	823,532	39,689	(9,329)	574,792	19,725
Goodwill	1,127,659	556,661	-	(76,784)	1,607,536	55,166
Other assets	154,329	-	3,836	-	158,165	5,428
	1,002,888	1,380,193	43,525	(86,113)	2,340,493	80,319

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Property, Plant and Equipment, and Idle Assets

Interest capitalized and included in property, plant and equipment for the years ended December 31, 2008, 2009 and 2010, consisted of the following:

	For the years ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Buildings	351,979	185,281	288,879	9,914
Machinery and equipment	1,010,719	1,021,530	604,173	20,733
	1,362,698	1,206,811	893,052	30,647

The interest rates applied for the capitalization ranged from 3.28% to 7.74%, 0.49% to 7.24%, and 0.69% to 5.76% in 2008, 2009 and 2010, respectively.

Certain property, plant and equipment were pledged as collateral; see note 24.

Idle assets as of December 31, 2009 and 2010, consisted of the following:

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)
Cost:
Land	478,214	478,214	16,411
Buildings	544,421	545,231	18,711
Machinery	9,546,871	12,673,146	434,905
Other equipment	279,373	359,712	12,344
	10,848,879	14,056,303	482,371
Less: accumulated depreciation	(8,327,043)	(11,628,231)	(399,047)
	2,521,836	2,428,072	83,324
Less: allowance for devaluation of idle assets	(724,678)	(667,434)	(22,904)
	1,797,158	1,760,638	60,420

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Intangible Assets

Intangible assets as of December 31, 2009 and 2010 consisted of the following:

	For the year ended December 31, 2009
	Beginning balance	Additions	Amortization	Ending balance
	NT$	NT$	NT$	NT$
	(in thousands)

Goodwill	11,280,595	184,352	-	11,464,947
Core technologies	918,925	-	(918,925)	-
Technology-related fees	3,339,120	268,131	(778,944)	2,828,307
	15,538,640	452,483	(1,697,869)	14,293,254

	For the year ended December 31, 2010
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
			(in thousands)

Goodwill	11,464,947	12,072	(22,507)	-	11,454,512	393,086
Core technologies	-	17,083	(15,120)	(1,963)	-	-
Technology-related fees	2,828,307	516,892	(57,881)	(679,863)	2,607,455	89,480
	14,293,254	546,047	(95,508)	(681,826)	14,061,967	482,566

Goodwill and other intangible assets arising from Lextar’s merger of LHTC were derecognized owing to the Company lost control of Lextar as Lextar re-elected its board directors on June 30, 2010.

13.	Short-term Borrowings

Short-term borrowings as of December 31, 2009 and 2010 consisted of the following:

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Short-term borrowings	1,945,227	1,183,248	40,606
Unused facility	28,711,185	28,742,102	986,345

Interest rates on short-term borrowings outstanding as of December 31, 2009 and 2010, ranged from 0.90%-4.37% and 1.14%-4.78%, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.	Bonds Payable

Bonds payable as of December 31, 2009 and 2010, consisted of the following:

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Unsecured bonds payable:	270,668	166,770	5,723
Secured bonds payable:	15,000,000	9,500,000	326,012
Less: current portion	(5,615,508)	(6,105,621)	(209,527)
	9,655,160	3,561,149	122,208
Interest payable	184,805	684,557	23,492

As of December 31, 2010, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2011	6,105,621	209,527
2012	3,561,149	122,208
	9,666,770	331,735

The significant terms of secured bonds payable were as follows:

	Secured Bond 2	Secured Bond 3	Secured Bond 4

Issuer	AUO	AUO	AUO
Par value	NT$6,000,000 thousand	NT$5,000,000 thousand	NT$7,000,000 thousand
Issue date	Jun. 6 – 13, 2005	Mar. 21, 2006	Aug. 22, 2008
Issue price	At par value	At par value	At par value
Coupon rate	Bond I: 2.00% Bond II: 1.9901%	Fixed rate 1.948%	Fixed rate 2.90%
Duration	Jun. 6, 2005 – Jun. 13, 2010	Mar. 21, 2006 – Mar. 21, 2011	Aug. 22, 2008 – Aug. 22, 2012
Bank that provided guarantee	Bank of Taiwan and eight other banks	Mizuho Corporate Bank and six other banks	Mizuho Corporate Bank and three other banks
Redemption	As stated below	As stated below	As stated below

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Secured Bond 2 is divided into two types, namely I and II, based upon their respective coupon rates and interest calculation structure.  While AUO is obligated to make annual interest payments for both types of bonds, Type I is calculated based on simple interest and Type II is calculated semi-annually based on compound interest.  Based upon their respective issuance date, the bonds can be further divided into six tranches, namely A, B, C, D, E and F, payable in two equal installments at the end of years 4 and 5 from their respective issuance date.

Secured Bond 3 is calculated based on simple interest.  AUO is obliged to pay annual interest for the bond.  The bond is payable in two equal installments at the end of years 4 and 5 from its issuance date.

Secured Bond 4 is calculated based on simple interest.  AUO is obliged to pay annual interest for the bond.  The bond is payable in two equal installments at the end of years 3 and 4 from its issuance date.

The significant terms of unsecured bonds payable were as follows:

	Unsecured Bond 2	Unsecured Bond 3
Issuer	M. Setek	M. Setek
Par value	YEN900,000 thousand	YEN900,000 thousand
Issue date	Apr. 28, 2005	Sep. 30, 2005
Issue price	At par value	At par value
Coupon rate	Floating interest	Fixed rate 1.01%
Duration	Apr. 28, 2005 – Apr. 25, 2012	Sep. 30, 2005 – Sep. 28, 2012
Bank that provided guarantee	Mizuho Corporate Bank	Mizuho Corporate Bank
Redemption	As stated below	As stated below

Unsecured Bond 2 is calculated based on floating interest and M. Setek is obliged to pay interest semi-annually from the date of issuance.  The bond is payable in twelve installments which started from October 2005.

Unsecured Bond 3 is calculated based on simple interest and M. Setek is obliged to pay interest payment semi-annually from the date of issuance.  The bond is payable in fourteen installments started from March 2006.  Each installment is payable at YEN67,500 thousand and the remaining balance is payable at final installment.

All of the aforementioned bonds are secured by bank guarantees through a syndicated bank guarantee facility.  Based on financial covenants under the syndicate agreement for the bond guarantee, AUO is obliged to maintain certain defined level of current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt ratio, interest coverage ratio, and tangible net worth.  AUO complied with the aforementioned financial covenants in 2009 and 2010.

Certain of the Company’s assets are pledged to secure the bonds payable; see note 24.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Convertible Bonds Payable

AUO assumed the convertible bonds of QDI (hereinafter referred to as “TCB 2”) when QDI was merged into AUO effective October 1, 2006, and recorded the outstanding convertible bonds payable at fair value on the date of merger. The conversion price was adjusted and bonds may be converted into AUO’s common shares.  The rights and obligations of bondholders were retained as a result of the merger.

AUO issued one unsecured overseas convertible corporate bond (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%.  The duration period is five years commencing from the issuance date.

As of December 31, 2009 and 2010, outstanding convertible bonds payable consisted of the following:

	December 31, 2009	December 31, 2010
	TCB 2	ECB 4
	NT$	NT$	US$
	(in thousands)
Convertible bonds payable	2,690,900	23,951,212	821,936
Less: current portion	(2,690,900)	-	-
	-	23,951,212	821,936

Significant terms of the aforementioned convertible bonds payable were as follows:

(a)	Domestic convertible bond 2 (“TCB 2”)

Par value	NT$6,000,000 thousand

Original issue date	July 18, 2005

Original issue price	At par value

Coupon rate	0%

Maturity date	July 18, 2010

Collateral	None

Conversion method	Bondholders may convert bonds into AUO’s common shares at any time between August 18, 2005, and July 8, 2010.

Conversion price
NT$44.10, as adjusted, effective October 1, 2006, as a result of merger with QDI.  The conversion price was adjusted to NT$42.92, NT$38.21 and NT$36.82 as a result of earnings distributions on August 10, 2007, July 31, 2008, and August 18, 2009, respectively.

Put right	Bondholders bear the right to request AUO to repurchase the bonds on July 18, 2008, at par value.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Redemption terms	(a)	Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at par.
	(b)	Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the closing price of its common shares on the Taiwan Stock Exchange is at least 150% of the conversion price for 30 consecutive trading days.
	(c)	Effective from the first anniversary of issuance to 40 days before maturity, AUO may redeem the outstanding bonds at par if the total amount of outstanding bonds is less than NT$600,000 thousand.

In 2010, AUO redeemed the entire principal amount outstanding.

(b)	Overseas convertible bond 3 (“ECB 3”)

Par value	US$294,500 thousand

Original issue date	November 26, 2004

Original issue price	At par value

Coupon rate	0%

Maturity date	November 26, 2009

Collateral	None

Conversion method	Bondholders may, at any time from 41 days after issuance to the 10 days before maturity, convert bonds into AUO’s common shares or certificates exchangeable for common stock.

Conversion price	NT$52.54, as adjusted, effective October 1, 2006, as a result of merger with QDI. The conversion price was adjusted to NT$51.13, NT$47.30 and NT$45.58 as a result of earnings distributions on August 10, 2007, July 31, 2008, and August 18, 2009, respectively. For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$32.57 is used.

Put right	Bondholders bear the right to request AUO to repurchase the bonds on January 26, 2007, at par value.

Redemption terms	(a) Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at par.
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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	AUO may redeem the total amount of outstanding bonds in whole at par in the event that 95% of the bonds have been previously redeemed, converted, or purchased and cancelled.

 In 2009, AUO redeemed the entire principal amount outstanding.

(c)	Overseas convertible bond 4 (“ECB 4”)

Par value	US$800,000 thousand

Original issue date	October 13, 2010

Original issue price	US$792,322 thousand

Coupon rate	0%

Maturity date	October 13, 2015

Collateral	None

Conversion method	Bondholders may, at any time from 41 days after issuance to the 10 days before maturity, convert bonds into AUO’s common shares or certificates exchangeable for common stock.

Conversion price	Original price at NT$40.74. For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$30.778 is used.

Put right	Bondholders bear the right to request AUO to repurchase the bonds on October 13, 2013, at par value.

Redemption terms	(a) Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at a redemption price equal to 115.34% of the unpaid principal amount thereof.
(b) Effective from the third anniversary of issuance, AUO may, redeem the outstanding bonds at the early redemption amount, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 130% of the conversion price for a period of 20 out of 30 consecutive trading days.
(c) AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount in the event that 90% of the bonds have been previously redeemed, converted, or purchased and cancelled.
(d) AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount if as a result of certain changes relating to the tax laws in the ROC or such other jurisdiction in which AUO is then organized, AUO is required to pay additional amounts.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)
Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount in the event that AUO’s common shares cease to be listed or admitted to trading on the Taiwan Stock Exchange (for the avoidance of doubt, temporary suspension of trading of AUO’s common shares on the Taiwan Stock Exchange in accordance with the regulations of the Taiwan Stock Exchange is excluded.)

(f)	Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount when there is a change of control with respect to AUO change of control occurs when one or more persons, acting in concert, acquire legal or beneficial ownership of over 50% of AUO’s capital stock. A “person” aforementioned does not include AUO’s directors and AUO’s majority-owned direct or indirect subsidiaries.

AUO bifurcated the conversion right from the host debt of ECB 4 in accordance with ROC SFAS No. 36 and recognized it as an equity (additional paid-in-capital-conversion right) of NT$101,787 (US$3,493) thousand.  As of December 31, 2010, the host debt of ECB 4 was recorded under the noncurrent portion of financial liabilities measured at fair value, amounting to NT$142,868 (US$4,903) thousand.  The amortization expense of discount on bonds and the interest expense recognized in 2010 were NT$9,888 (US$339) thousand and NT$144,597 (US$4,962) thousand, respectively; both of which were recorded under interest expenses.

16.	Long-term Borrowings

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)

Bank of Taiwan	As stated below, see note (a)	From Sep. 13, 2006, to Sep. 13, 2014, NT$48,000 million, repayable in 9 semi-annual installments starting from Sep. 2010.	47,750,000	42,662,400	1,464,049
Bank of Taiwan	As stated below, see note (a)	From Dec. 18, 2004, to Dec. 18, 2011, NT$49,000 million and US$150 million, repayable in 9 semi-annual installments starting from Dec. 2007. Early repayment in full was made in Dec. 2010.	23,910,912	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
Bank of Taiwan	As stated below, see note (a)	From Dec. 29, 2005, to Dec. 29, 2012, NT$37,000 million, repayable in 9 semi-annual installments starting from Dec. 2008.	24,664,200	16,442,800	564,269
Mega International Commercial Bank	As stated below, see note (a)	From Jul. 14, 2006, to Jul. 14, 2013, NT$27,000 million, repayable in 10 semi-annual installments starting from Jan. 2009.	21,600,000	16,200,000	555,937
Industrial Bank of Taiwan	As stated below, see note (b)	From Aug. 29, 2006, to Aug. 29, 2010, NT$1,000 million, repayable in 5 semi-annual installments starting from Aug. 2008.	475,000	-	-
Bank of Taiwan	As stated below, see note (a)	From Dec. 29, 2009, to Dec. 29, 2016, NT$58,000 million, repayable in 9 semi-annual installments starting from Oct. 2012.	15,000,000	15,000,000	514,756
Bank of Taiwan	As stated below, see note (b)	From Mar. 19, 2010, to Jan. 19, 2015, NT$2,000 million, repayable in 7 semi-annual installments starting from Mar. 2012.	-	2,000,000	68,634
Mega International Commercial Bank	As stated below, see note (a)	From Jan. 19, 2010, to Jan. 19, 2015, NT$27,000 million, repayable in 7 semi-annual installments starting from Jan. 2012.	-	17,000,000	583,390
Far Eastern International Bank	As stated below, see note (b)	From Sep. 27, 2010, to Sep. 27, 2013, NT$1,000 million and US$2.5 million, repayable installments starting from Sep. 2012.	-	1,000,000	34,317

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
ABN-AMRO Bank, Shanghai branch	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, RMB$800 million, repayable in 9 semi-annual installments starting from Aug. 2009. Early repayment in full was made in Sep. 2010.	999,053	-	-
ABN-AMRO Bank, Shanghai branch	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, US$75 million, repayable in 9 semi-annual installments starting from Aug. 2009.	2,079,993	1,476,255	50,661
ABN-AMRO Bank, Shanghai branch	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, RMB$1,400 million, repayable in 8 semi-annual installments starting from Feb. 2010.	5,705,738	4,175,248	143,282
ABN-AMRO Bank, Shanghai branch	As stated below, see note (a)	From Aug. 2, 2006, to Aug. 2, 2013, RMB$200 million, RMB$20 million repayable in Aug. 2012, RMB$60 million repayable in Feb. 2013, and the remaining of RMB$120 million due in Aug. 2013.	1,876,960	915,660	31,423
Standard Chartered Bank (China) Limited, Shanghai branch	As stated below, see note (a)	From Jul. 31, 2008, to Nov. 27, 2012, US$33.6 million (formerly US$42.0 million), repayable in 5 semi-annual installments starting from Nov. 2010.	1,345,707	1,018,776	34,961
Agricultural Bank of China, Shanghai Songjiang branch	As stated below, see note (a)	From Dec. 3, 2008, to Oct. 16, 2009, RMB$235 million, repayable starting from Dec. 2010, each drawdown repayable in two years.	1,102,714	-	-
Agricultural Bank of China, Shanghai Songjiang branch	As stated below, see note (a)	From Mar. 5, 2009, to Jul. 11, 2012, RMB$500 million, repayable starting from Mar. 4, 2011.	-	549,396	18,854

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
Standard Chartered Bank, Shanghai branch	As stated below, see note (a)	From Nov. 27, 2007, to Nov. 27, 2012, RMB$60 million (formerly RMB$135 million), repayable in 3 semi-annual installments starting from Nov. 2011.	281,544	274,698	9,427
Agricultural Bank of China, Xiamen branch	As stated below, see note (a)	From Apr. 3, 2006, to Apr. 3, 2012, US$20 million, 25% repayable in Apr. 2010, 50% in Apr. 2011, and the remaining principal due in Apr. 2012.	422,316	54,024	1,854
Bank of China, Xiamen branch	As stated below, see note (a)	From Nov. 6, 2007, to Apr. 28, 2012, RMB$80 million, 25% repayable in Dec. 2010 and Dec. 2011 and the remaining principal due in Apr. 2012. Early repayment in full was made in Sep. 2010.	375,392	-	-
Agricultural Bank of China, Xiamen branch	As stated below, see note (a)	From Oct. 22, 2009, to Oct. 22, 2014, US$20 million, of which no less than US$5 million is repayable in Apr. 2012, no less than US$10 million is repayable in Apr. 2013, and the remaining principal is due in Apr. 2014.	-	587,396	20,158
Hang Seng Bank, Fuzhou branch	As stated below, see note (b)	From Oct. 22, 2009, to Oct. 22, 2014, RMB$50 million, of which no less than US$5 million is repayable in Apr. 2012, no less than US$10 million is repayable in Apr. 2013, and the remaining principal is due in Apr. 2014.	-	228,915	7,856
Bank of China, Xiamen branch	As stated below, see note (a)	From May 10, 2010, to May 10, 2015, RMB$200 million, of which RMB$60 million is repayable in May 2012 and 2013, and the remaining principal is due in May 2014.	-	547,107	18,775

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
China Construction Bank, Xiamen branch	As stated below, see note (a)	From Nov. 24, 2009, to Nov. 23, 2016, RMB$200 million, of which 20% principal repayable in Nov. 2013, 2014 and 2015, and 40% in Nov. 2016.	126,695	320,023	10,982
Agricultural Bank of China, Xiamen branch	As stated below, see note (a)	From Dec. 24, 2009, to Dec. 23, 2014, US$20 million, repayable in 6 semi-annual installments starting from Dec. 2011, 25% principal repayable in 2012 and 2013, and 50% in 2014.	46,924	366,264	12,569
Bank of China, Xiamen branch	As stated below, see note (a)	From Jan. 13, 2010, to Jan. 12, 2015, RMB$280 million, 90 million repayable in 2012 and 2013, and the remaining due in 2014.	-	398,312	13,669
First Commercial Bank	As stated below, see note (a)	From Aug. 25, 2009, to Aug. 25, 2011, NT$2,000 million, repayable in 5 semi-annual installments starting from Aug. 2012, 12.5% payable at each of the first 4 installments, and the remaining balance payable at final installment.	820,000	-	-
Bank of Xiamen	As stated below, see note (a)	From May 25, 2010, to Mar. 19, 2015, RMB$54 million, 30% principal repayable in Mar. 2013 and 2014, and 40% in Mar. 2015.	-	146,506	5,028
Mizuho Corporate Bank	As stated below, see note (b)	From Dec. 26, 2005, to Dec. 25, 2010, YEN2,000 million, repayable in 16 quarterly installments starting from Mar. 2007.	172,400	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
Mizuho Corporate Bank	As stated below, see note (a)	From Mar. 27, 2006, to Feb. 28, 2013, YEN8,000 million, repayable in 20 quarterly installments starting from May 2008. Early repayment in full was made in Jun. 2010.	1,792,960	-	-
Bank of Tokyo – Mitsubishi UFJ	As stated below, see note (a)	From Mar. 27, 2006, to Feb. 28, 2013, YEN7,000 million, repayable in 20 quarterly installments starting from May 2008. Early repayment in full was made in Jun. 2010.	1,568,840	-	-
Shoko Chukin Bank	As stated below, see note (b)	From Apr. 2, 2007, to Jan. 31, 2012, YEN1,000 million, repayable in 18 quarterly installments starting from Oct. 2007.	174,124	105,620	3,625
Shoko Chukin Bank	As stated below, see note (b)	From Sep. 28, 2007, to Aug. 28, 2012, YEN330 million, repayable in 55 monthly installments starting from Feb. 2008.	68,270	46,696	1,602
Resona Bank	As stated below, see note (b)	From Mar. 8, 2007, to Feb. 28, 2012, YEN500 million, repayable in 20 quarterly installments starting from May 2007.	77,580	46,325	1,590
Development Bank of Japan	As stated below, see note (a)	From Feb. 28, 2006, to Feb. 28, 2013, YEN650 million, repayable in 25 quarterly installments starting from Feb. 2007.	116,542	86,720	2,976
Development Bank of Japan	As stated below, see note (a)	From Feb. 28, 2006, to Feb. 28, 2013, YEN550 million, repayable in 25 quarterly installments starting from Feb. 2007.	98,613	73,379	2,518

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
Bank SinoPac	As stated below, see note (a)	From Dec. 11, 2009, to Dec. 9, 2014, YEN3, 000 million, repayable in 16 quarterly installments starting from Mar. 2010.	1,034,400	1,111,800	38,154
Taipei Fubon Bank	As stated below, see note (a)	From Dec. 10, 2009, to Jan. 30, 2014, YEN3, 000 million, repayable in 16 quarterly installments starting from Mar. 2010.	1,034,400	1,111,800	38,154
Mizuho Corporate Bank	As stated below, see note (a)	From Dec. 25, 2009, to Dec. 25, 2014, YEN21, 000 million, repayable in 16 quarterly installments starting from Mar. 2011.	7,240,801	7,782,600	267,076
Credit Agricole Corporate and Investment Bank (Formerly Calyon)	As stated below, see note (a)	From Jan. 2010, to Jan. 2013, YEN2,400 million, repayable in 2 annual installments starting from Jul. 2012.	-	889,440	30,523
Bank of China (Tokyo)	As stated below, see note (a)	From Oct. 7, 2010, to Oct. 6, 2015, YEN6,000 million, repayable in 5 semi-annual installments starting from Oct. 2013.	-	2,223,600	76,307
Bank of China (Hong Kong)	As stated below, see note (a)	From Oct. 7, 2010, to Oct. 6, 2015, YEN4,000 million, repayable in 5 semi-annual installments starting from Oct. 2013.	-	370,600	12,718
ING	As stated below, see note (a)	From Nov. 24, 2010, to Nov. 24, 2015, YEN10,000 million, repayable in 5 semi-annual installments starting from Nov. 2013.	-	3,706,000	127,179

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Bank or			December 31,
agent bank	Purpose	Line of credit and key terms	2009	2010
			NT$	NT$	US$
			(in thousands)
DBS Bank	As stated below, see note (a)	From Mar. 2010, to Mar. 2013, EUR15 million, with 30% of principle repayable in Mar. and Sep. 2012, and 40% in Mar. 2013.	-	600,839	20,619
Credit Agricole Corporate and Investment Bank (Formerly Calyon)	As stated below, see note (a)	From Jun. 2010, to Mar. 2013, EUR20 million, 50% repayable in Sep. 2012 and Mar. 2013, respectively.	-	802,620	27,544
First Bank	As stated below, see note (a)	From Nov. 2010, to Nov. 2015, EUR20 million, repayable in 6 semi-annual installments starting from May 2013.	-	802,620	27,544
Credit Agricole Corporate and Investment Bank (Formerly Calyon)	As stated below, see note (a)	US$360 million, repayable starting from the third anniversary for each debt-drawn, and in 5 semi-annual installments.	-	5,136,890	176,283
Hefei Haiheng Group	As stated below, see note(a)	From Jun. 23, 2010, to Jun. 22, 2015, RMB 500 million, repayable in five years.	-	686,745	23,567
			161,962,078	146,948,074	5,042,830
Less: current portion			(38,537,926)	(29,824,179)	(1,023,479)
			123,424,152	117,123,895	4,019,351
Unused credit facility			85,213,004	64,226,937	2,204,082
Interest rate range			0.63%~5.76%	0.03%~5.53%

Note (a): The loan is intended to fund the purchase of machinery, equipment and building.
Note (b): The loan is intended for operational use.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2010, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2011	29,824,179	1,023,479
2012	38,653,332	1,326,470
2013	35,617,298	1,222,282
2014	28,537,119	979,311
Thereafter	14,316,146	491,288
Total	146,948,074	5,042,830

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the years ended December 31, 2008, 2009 and 2010.  These credit facilities contain covenants that require the Company to maintain certain financial ratios such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and accounts payable which are related to the equipment payment), debt-equity ratio, interest coverage ratio, tangible net worth and others as specified in the loan agreements.  The Company complied with the aforementioned financial covenants in 2008, 2009 and 2010, except for the matter described below.

In 2009, M. Setek had breached one financial covenant under its loan agreements, which may require an early repayment of a borrowing of YEN$6,750,000 thousand.  Such borrowing for which a financial covenant was breached matured over one year and had been reclassified into current liabilities in 2009 and was fully paid in 2010.

Refer to note 24 for assets pledged as collateral to secure the aforementioned long-term borrowings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Retirement Plans

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO’s and Toppan CFI’s retirement plans.

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(7,749)	(11,387)	(391)
Non-vested benefit obligation	(580,847)	(778,122)	(26,703)
Accumulated benefit obligation	(588,596)	(789,509)	(27,094)
Additional benefits based on future salary increase	(676,886)	(904,769)	(31,049)
Projected benefit obligation	(1,265,482)	(1,694,278)	(58,143)
Fair value of plan assets	1,254,680	1,386,818	47,592
Funded status	(10,802)	(307,460)	(10,551)
Unrecognized net transition obligation	7,547	6,589	226
Unrecognized pension loss	393,088	776,922	26,662
Prepaid pension assets	389,833	476,051	16,337

The following table sets forth the defined benefit obligation and the amounts recognized related to   M. Setek’s retirement plans.

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(131,959)	(135,093)	(4,636)
Non-vested benefit obligation	(13,122)	(50,150)	(1,721)
Accumulated benefit obligation	(145,081)	(185,243)	(6,357)
Additional benefits based on future salary increase	(19,584)	-	-
Projected benefit obligation	(164,665)	(185,243)	(6,357)
Fair value of plan assets	31,871	36,965	1,269
Funded status	(132,794)	(148,278)	(5,088)
Unrecognized net transition obligation	9,109	-	-
Pension liabilities	(123,685)	(148,278)	(5,088)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of AUO’s, Toppan CFI’s and M. Setek’s net periodic pension costs consisted of the following:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	8,116	(958)	33,148	1,138
Interest cost	29,547	23,793	31,996	1,098
Expected return on plan assets	(28,561)	(27,669)	(28,435)	(976)
Amortization	6,907	9,406	18,594	638
Gain on curtailment	(1,630)	-	-	-
Net periodic pension cost	14,379	4,572	55,303	1,898

Significant weighted-average actuarial assumptions used for the pension plans of AUO, Toppan CFI and M. Setek were as follows:

	December 31,
	2008	2009	2010

Discount rate	2.50%	2.00% – 2.25%	2.00% – 2.25%
Rate of increase in future compensation levels	2.50% – 3.00%	1.20% – 3.00%	1.20% – 5.55%
Expected long-term rate of return on plan assets	2.50%	0.75% – 2.25%	0.75% –2.00%

AUO, Toppan CFI, Konly, Lextar, DPTW and DSTW have set up defined contribution plans in accordance with the ROC Labor Pension Act. For the years ended December 31, 2008, 2009 and 2010, the Company recognized total benefit costs thereon of NT$667,327 thousand, NT$641,120 thousand and NT$774,540 (US$26,580) thousand, respectively.  In addition to the aforementioned companies, total benefit costs recognized by other subsidiary companies related to defined contribution plans in accordance with local regulations amounted to NT$490,427 thousand, NT$359,358 thousand and NT$549,656 (US$18,863) thousand for the years ended December 31, 2008, 2009 and 2010, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Capital Lease Liability

The Company entered into several machinery and equipment capital lease agreements.  These leases cover periods starting from April 2005 to September 2014, and are payable on a monthly basis.  As of December 31, 2009 and 2010, details of lease liability were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Capital lease liability	789,274	818,969	28,105
Less: current portion	(194,685)	(336,070)	(11,533)
	594,589	482,899	16,572

As of December 31, 2010, the Company’s future lease payments based on the lease agreements were as follows:

	NT$	US$
	(in thousands)

2011	336,070	11,533
2012	228,499	7,841
2013	198,905	6,826
2014	55,495	1,905
Total	818,969	28,105

19.	Stockholders’ Equity

(a)	Common stock

Based on resolution of the stockholders’ meeting on June 19, 2008, AUO increased its common stock by NT$6,371,362 thousand, at par value of NT$10 per share, through the capitalization of retained earnings and employee bonuses of NT$3,934,115 thousand and NT$2,437,247 thousand, respectively.  The issuance of 637,136 thousand shares of common stock was authorized by and registered with the government authorities.

Based on resolution of the stockholders’ meeting on June 19, 2009, AUO increased its common stock by NT$4,561,484 thousand, with 321,326 thousand shares through the capitalization of retained earnings and employee bonuses of NT$2,551,716 thousand and NT$2,009,768 thousand, respectively. The issuance of the aforementioned shares of common stock was authorized by and registered with the government authorities. The employee bonuses of NT$2,009,768 thousand was securitized into 66,154 thousand common shares based on the closing price of NT$30.38 on the day before the resolution of the stockholders’ meeting.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s authorized common stock, with par value of NT$10 per share, both amounted to NT$100,000,000 thousand as of December 31, 2009 and 2010.  AUO’s issued and outstanding common stock, with par value of NT$10 per share, both amounted to NT$88,270,455 thousand as of December 31, 2009 and 2010.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2010, AUO had issued 116,744 thousand ADSs, which represented 1,167,442 thousand shares of its common stock.

(b)	Capital surplus

According to the Republic of China Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be used to increase common stock.  Pursuant to the Republic of China Securities and Exchange Act, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the issued common stock.  Capital surplus arising from premium from issuing stock shall only be used to increase common stock one year after it has been approved by and registered with the relevant governmental authorities.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to regulations promulgated by the Financial Supervisory Commission, and effective from the distribution of earnings for fiscal year 1999 onwards, a special reserve equivalent to the total amount of items that are accounted for as deductions to the stockholders’ equity shall be set aside from current earnings, and not distributed.  The special reserve shall be made available for appropriation to the extent of reversal of deductions to stockholders’ equity in subsequent periods.

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

According to the resolution of AUO’s annual shareholders’ meeting on June 18, 2010, AUO offsetted its net loss arising from 2009 with its prior year unappropriated retained earnings.  The related information is available at the Market Observation Post System website.

The distributions of earnings as dividends per share, employee bonuses and remuneration to directors for 2008, as approved by stockholders on June 19, 2009 were as follows:

2008
NT$
(in thousands, except for per share data)
Dividends per share
Cash	0.3
Stock (at par value)	0.3
0.6
Employee bonuses－stock	2,009,768
Employee bonuses－cash	861,329
Remuneration to directors	57,422
2,928,519

The aforementioned distribution of earnings for 2008 was consistent with the resolutions in the board of directors’ meetings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company has estimated its bonus to directors and profit sharing to employees based on certain percentage of the distributable earnings for the year ended December 31, 2010. The distributable earnings are the remaining earnings after setting aside a legal reserve from the net income.  For the year ended December 31, 2010, the estimated bonus to directors and estimated profit sharing to employees amounted to NT$30,117 (US$1,034) thousand and NT$891,462 (US$30,592) thousand, respectively.  The profit sharing to employees in stock of shares are determined by the closing price of AUO’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting. Under the current accounting standards, the difference between these estimated amounts accrued in the books and the amounts to be resolved by the shareholders is treated as a change in accounting estimate and will be charged to profit or loss in 2011.

(e)	Employee stock option plans

AUO assumed the Employee Stock Option (“ESO”) Plans from the merger with QDI.  The ESO Plans entitle option holders to subscribe for one share of common stock per unit thereof.  Options are granted to eligible employees of QDI and its subsidiaries, both domestic and overseas, in which QDI held directly and indirectly more than 50% ownership interest and had a controlling interest.  Options granted expire six years after the date of grant, and holders may exercise options vested, effective from two years after date of grant, in accordance with the vesting schedule.  Options were granted at an exercise price equal to the closing price of the common stock of QDI on the Taiwan Stock Exchange on the grant date.  On the date of acquisition, the exercise price and units issued were adjusted in accordance with the share conversion ratio between QDI and AUO share.

Details of the ESO Plans were as follows:

Plan	Issuing date	Units issued	Term of grant	Option exercising term

2002 ESO Plan	Aug. 8, 2002	1,861	Aug. 8, 2002 – Aug. 7, 2008	Aug. 8, 2004 – Aug. 7, 2008

2003 ESO Plan	Dec. 31, 2003	5,631	Dec. 31, 2003 – Dec. 30, 2009	Dec. 31, 2005 – Dec. 30, 2009

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The details of ESO Plans, and changes during the years ended December 31, 2008 and 2009 were as follows:

	Unit	Weighted-average exercise price
	(in thousands)	NT$

Balance at January 1, 2008	3,694	48.10
Units exercised	(621)	42.90
Units increased due to issuance of stock dividends	250	45.20
Units cancelled	(526)	42.50
Balance at December 31, 2008	2,797	46.00
Units exercised	-	-
Units increased due to issuance of stock dividends	102	44.30
Units cancelled	(2,899)	45.90
Balance at December 31, 2009	-	-

Assumptions used to estimate the fair value of the aforementioned ESO Plans were as follows:

	2002 ESO Plan	2003 ESO Plan

Dividend yield	2.4%	2.4%
Expected volatility	40.6%	43.75
Risk-free interest rate	1.7%	1.7%
Expected continuing period	0.9 year	1.9 years

As of December 31, 2009, the above mentioned options all expired.  As of December 31, 2010, there were no outstanding employee stock options.

20.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income tax liabilities individually in accordance with their respective statutory tax rates.

(a)
Pursuant to the Act for Establishment and Administration of Science Parks and the Statute for Upgrading Industries, AUO (including the extinguished Unipac and QDI) and Toppan CFI are entitled to elect appropriate tax incentives, such as tax exemption and investment tax credits for shareholders, based on initial investments and subsequent capital increases for the purpose of purchasing qualified TFT-LCD and color filter production equipment and machinery.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO and Toppan CFI were entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period

AUO:
2001, 2002, 2003	Exemption from corporate income taxes for five years	Jan. 1, 2006 – Dec. 31, 2010
2002	Exemption from corporate income taxes for five years	Jan. 1, 2007 – Dec. 31, 2011
2003	Exemption from corporate income taxes for five years	Jan. 1, 2008 – Dec. 31, 2012
2004	Exemption from corporate income taxes for five years	Jun. 25, 2007 – Jun. 24, 2012
2004	Exemption from corporate income taxes for five years	Sep. 29, 2007 – Sep. 28, 2012
2004	Exemption from corporate income taxes for five years	Nov. 3, 2007 – Nov. 2, 2012
2005, 2006	Exemption from corporate income taxes for five years	Jan. 1, 2010 – Dec. 31, 2014
2007, 2008	Exemption from corporate income taxes for five years	Pending designation
Toppan CFI:
2004	Exemption from corporate income taxes for five years	Jun. 30, 2005 – Jun. 29, 2010

(b)	The components of income tax expense (benefit) were as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	2,205,215	684,697	1,732,649	59,459
Deferred income tax expense (benefit)	2,423,851	(707,284)	(544,755)	(18,694)
	4,629,066	(22,587)	1,187,894	40,765

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For AUO and its subsidiaries located in the Republic of China, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated.  Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.  In May 2009, the Republic of China government promulgated an amendment of the Income Tax Law.  According to the amendment, the income tax rate of Taiwan profit-seeking enterprises will be reduced from 25% to 20%, effective in 2010.  In June 2010, the Republic of China government promulgated another amendment of the Income Tax Law to reduce the income tax rate from 20% to 17%, effective retroactively on January 1, 2010.  Therefore, the statutory income tax rates applicable to AUO and its subsidiaries located in the Republic of China are 25% and 17% in 2009 and 2010, respectively.  AUO and its domestic subsidiaries had recalculated their deferred tax assets and liabilities in accordance with the amended Law and adjusted the resulting difference as income tax benefit or expense.

The income tax expense (benefit) calculated based on the Republic of China statutory income tax rate was reconciled with income tax expense (benefit) as reported in the consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$

Expected income tax expense (benefit)	6,567,728	(6,816,850)	1,461,317	50,148
Tax exemption	(2,975,267)	-	(303,655)	(10,421)
Decrease (increase) in investment tax credits, including impact of amounts that expired unused (see Note 20(d))	(5,162,128)	3,387,963	4,250,789	145,875
Tax on undistributed retained earnings	2,297,061	1,404,104	63,852	2,191
Increase (decrease) in valuation allowance	3,374,806	1,007,152	(5,063,222)	(173,755)
Effect of changes in statutory income tax rate	-	1,872,338	1,176,427	40,372
Permanent differences	327,415	(380,862)	(761,324)	(26,126)
Others	199,451	(496,432)	363,710	12,481
Income tax expense (benefit)	4,629,066	(22,587)	1,187,894	40,765

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	5,545,151	2,308,078	79,207
Net operating loss carryforwards	-	172,656	5,925
Unrealized losses and expenses	3,117,081	2,801,995	96,156
Timing differences of revenue recognition between accounting and tax reporting	443,136	214,941	7,376
Inventories devaluation	1,057,786	1,042,378	35,771
Unrealized gains on financial assets	-	(38,862)	(1,333)
Others	298,108	258,697	8,878
	10,461,262	6,759,883	231,980
Valuation allowance	(5,261,997)	(1,384,260)	(47,504)
Net deferred tax assets—current	5,199,265	5,375,623	184,476

Noncurrent:
Investment tax credits	12,212,776	12,023,328	412,606
Net operating loss carryforwards	6,685,747	6,536,379	224,309
Foreign investment gains under the equity method	(1,864,459)	(1,687,155)	(57,898)
Goodwill	(824,776)	(865,881)	(29,715)
Others	1,242,995	3,328,363	114,220
	17,452,283	19,335,034	663,522
Valuation allowance	(14,398,964)	(15,955,664)	(547,552)
Net deferred tax assets—noncurrent	3,053,319	3,379,370	115,970

Total gross deferred tax assets	31,062,821	29,098,786	998,586
Total gross deferred tax liabilities	(3,149,276)	(3,003,869)	(103,084)
Total valuation allowance	(19,660,961)	(17,339,924)	(595,056)
	8,252,584	8,754,993	300,446

(d)	Investment tax credits

Pursuant to the Statute for Upgrading Industries, investment tax credits may be applied over a period of five years to offset income tax payable.  The amount of investment tax credits available to be applied in any year is limited to 50% of the income tax payable for that year, except for the final year when such investment tax credit expires.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the Business Mergers and Acquisition Act, AUO is entitled to investment tax credits accumulated by QDI prior to the date of acquisition.  As of December 31, 2010, unused investment tax credits available to AUO amounted to NT$640,750 (US$21,989) thousand, and a valuation allowance of NT$640,750 (US$21,989) thousand was recognized thereon.  For the years ended December 31, 2008, 2009 and 2010, investment tax credits that expired unused amount to NT$69,492 thousand, NT$6,680,020 thousand and NT$6,889,389 (US$236,424) thousand.  Valuation allowances had previously been recognized for these deferred tax assets.  Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

As of December 31, 2010, unused investment tax credits of AUO, Toppan CFI, and Ronly, and their respective years of expiration were as follows:

Year of assessment	Unused investment tax credits		Expiration year
	NT$	US$
	(in thousands)
2007	2,308,078	79,207	2011
2008	6,711,219	230,309	2012
2009	2,750,990	94,406	2013
2010(estimated)	1,174,570	40,308	2014
	12,944,857	444,230

As of December 31, 2010, unused tax credits of AUO’s subsidiary located in Singapore amounted to NT$1,386,549 (US$47,583) thousand can be applied to any year in the future in accordance with local statutory rules.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2010, unused NOL sustained by AUO, Toppan CFI, BVTW, AETW, DSTW and foreign subsidiaries were as follows:

Year of assessment	Unused NOL		Expiration year
	NT$	US$
	(in thousands)

2006	502,275	17,237	2016
2007	193,745	6,649	2017
2008	64,151	2,201	2018
2009	28,608,967	981,776	2019
2009	4,017,959	137,885	2013
2010 (estimated)	585,029	20,077	2020
	33,972,126	1,165,825

(f)	Assessments by the tax authorities

As of December 31, 2010, the tax authorities had completed the examination of income tax returns of AUO, Toppan CFI, Konly, and Ronly through 2007.

(g)	The integrated income tax system

Information related to the imputation credit account (“ICA”) of AUO was summarized below:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings:
Earned in 1998 and thereafter	40,863,051	47,116,043	1,616,886
ICA balance	5,369,104	5,160,950	177,109

	For the year ended December 31,
	2009	2010
	(actual)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	-	11.66%

The imputation credit to be allocated to stockholders is computed based on the ICA balance at the date of earnings distribution.  The estimated creditable ratio may differ from the actual distribution.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Earnings (loss) per Share (“(L) EPS”)

Basic (L) EPS for the years ended December 31, 2008, 2009 and 2010 were computed as follows:

	For the year ended December 31,
	2008		2009		2010
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to equity holders of the parent company:
Net income (loss)	25,903,996	21,267,386	(26,668,094)	(26,769,335)	7,447,409	6,692,657

Weighted-average number of shares outstanding during the year:
Shares of common stock at beginning of year	7,865,201	7,865,201	8,505,720	8,505,720	8,827,046	8,827,046
Employee stock options	419	419	-	-	-	-
Convertible bonds	2,398	2,398	-	-	-	-
Issuance of shareholders’ stock dividends and employee stock bonus	637,136	637,136	291,005	291,005	-	-
	8,505,154	8,505,154	8,796,725	8,796,725	8,827,046	8,827,046
Basic (L)EPS (NT$):
Basic (L)EPS—net income (loss)	3.05	2.50	(3.03)	(3.04)	0.84	0.76
Weighted-average number of shares outstanding during the year—retroactively adjusted	8,760,309	8,760,309
Basic EPS—net income —retroactively adjusted (NT$)	2.96	2.43

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for years ended December 31, 2008, 2009 and 2010 were computed as follows:

	For the year ended December 31,
	2008		2009		2010
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income attributable to equity holders of the parent company	25,903,996	21,267,386	(26,668,094)	(26,769,335)	7,447,409	6,692,657
Effects of potential common stock:
Convertible bonds payable	53,055	39,792	-	-	(507,514)	(421,237)
	25,957,051	21,307,178	(26,668,094)	(26,769,335)	6,939,895	6,271,420

Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	8,505,154	8,505,154	8,796,725	8,796,725	8,827,046	8,827,046
Effects of potential common stock:
Convertible bonds payable	204,708	204,708	-	-	132,467	132,467
Employee bonuses	135,795	135,795	-	-	31,027	31,027
Employee stock options	104	104	-	-	-	-
	8,845,761	8,845,761	8,796,725	8,796,725	8,990,540	8,990,540
Diluted EPS (NT$)	2.93	2.41	(3.03)	(3.04)	0.77	0.70

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2008		2009		2010
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Weighted-average number of shares outstanding—retroactively adjusted	9,111,134	9,111,134
Diluted EPS—net income—retroactively adjusted (NT$)	2.85	2.34

Note: Diluted earnings per share in 2009 was not calculated due to the anti-dilutive effect.

22.	Additional Disclosure on Financial Instruments

(a)	Fair value information

As of December 31, 2009 and 2010, the fair values of the Company’s financial assets and liabilities were as follows:

December 31, 2009
Carrying amount	Fair value
NT$	NT$
(in thousands)
Financial assets:
Cash and cash equivalents	85,443,311	85,443,311
Receivables (including related parties)	62,345,500	62,345,500
Other financial assets—current	1,791,637	1,791,637
Foreign currency forward contracts	378,252	378,252
Interest rate swap contracts	3,963	3,963
Option contracts	9,743	9,743
Available-for-sale financial assets—noncurrent	2,012,265	2,012,265
Financial assets carried at cost—noncurrent	484,009	See (b) (3)
Refundable deposits	204,231	204,231
Restricted cash in bank	608,572	608,572

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009
Carrying amount	Fair value
NT$	NT$
(in thousands)
Financial liabilities:
Short-term borrowings	1,945,227	1,945,227
Payables (including related parties)	92,530,484	92,530,484
Foreign currency forward contracts	933,289	933,289
Interest rate swap contracts	515,847	515,847
Option contracts	154,513	154,513
Equipment and construction in progress payables	23,788,714	23,788,714
Long-term borrowings (including current portion)	161,962,078	161,964,995
Convertible bonds payable (including current portion)	2,690,900	2,663,542
Bonds payable (including current portion)	15,270,668	15,659,771
Long-term payables and capital lease liabilities	1,611,653	1,611,653

	December 31, 2010
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	89,498,491	3,071,328	89,498,491	3,071,328
Receivables (including related parties)	59,988,629	2,058,635	59,988,629	2,058,635
Other financial assets—current	2,169,281	74,443	2,169,281	74,443
Foreign currency forward contracts	425,443	14,600	425,443	14,600
Option contracts	1,822	63	1,822	63
Available-for-sale financial assets—noncurrent	1,373,687	47,141	1,373,687	47,141
Financial assets carried at cost—noncurrent	896,294	30,758	See (b) (3)	See (b) (3)
Refundable deposits	176,141	6,045	176,141	6,045
Restricted cash in bank	162,221	5,567	162,221	5,567

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2010
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial liabilities:
Short-term borrowings	1,183,248	40,606	1,183,248	40,606
Payables (including related parties)	93,881,108	3,221,727	93,881,108	3,221,727
Foreign currency forward contracts	102,455	3,516	102,455	3,516
Interest rate swap contracts	361,889	12,419	361,889	12,419
Option contracts	180,020	6,178	180,020	6,178
Equipment and construction in progress payables	19,881,973	682,291	19,881,973	682,291
Long-term borrowings (including current portion)	146,948,074	5,042,830	146,948,074	5,042,830
Convertible bonds payable	23,951,212	821,936	23,951,212	821,936
Bonds payable (including current portion)	9,666,770	331,735	9,935,142	340,945
Financial liabilities measured at fair value—convertible bonds payable	142,868	4,903	142,868	4,903
Long-term payables and capital lease liabilities	972,633	33,378	972,633	33,378
(b)	The following methods and assumptions are used to estimate the fair values of the Company’s financial assets and liabilities:

(1)
The carrying amount of cash and cash equivalents, receivable/payable (including related parties), other current financial assets, restricted cash in bank, short-term borrowings, and equipment and construction-in-progress payables approximates their fair value due to their short-term maturity periods.

(2)
The fair value of financial instruments other than financial assets carried at cost is based on quoted market prices, if available, in active markets.  The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

The fair value of foreign currency forward contracts is computed based on the spot rate and swap points provided by Reuters quotes system.  The fair value of interest rate swap is estimated based on market price provided by financial institutions.  Financial institutions use the evaluation models and assumptions to estimate the market price of the individual contract.

(3)
The fair value of investments in debt securities with no active market and financial assets carried at cost are unable to be estimated since there is no active market in trading those unlisted investments.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(7)	The fair value of long-term payables is estimated based on the present value of future discounted cash flows based on market interest rates for bank loans denominated in foreign currency.

(8)
If the fair value of aforementioned financial instruments is denominated in foreign currency, the Company estimates the fair value based on the spot exchange rate provided by Reuters quotes system.  The spot exchange rate is based on the buying rate and adopted consistently, except for the US dollar, which is based on the closing price.

(c)	The fair values of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

December 31, 2009
Publicly quoted market prices	Fair value based on valuation technique
NT$	NT$
(in thousands)
Financial assets:
Cash and cash equivalents	85,443,311	-
Receivables (including related parties)	-	62,345,500
Other current financial assets	-	1,791,637
Foreign currency forward contracts	-	378,252
Interest rate swap contracts	-	3,963
Option contracts	-	9,743
Available-for-sale financial assets—noncurrent	2,012,265	-
Refundable deposits	-	204,231
Restricted cash in bank	608,572	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009
Publicly quoted market prices	Fair value based on valuation technique
NT$	NT$
(in thousands)

Financial liabilities:
Short-term borrowings	-	1,945,227
Payables (including related parties)	-	92,530,484
Foreign currency forward contracts	-	933,289
Interest rate swap contracts	-	515,847
Option contracts	-	154,513
Equipment and construction-in-progress payables	-	23,788,714
Long-term borrowings (including current portion)	-	161,964,995
Convertible bonds payable (including current portion)	-	2,663,542
Bonds payable (including current portion)	-	15,659,771
Long-term payables and capital lease liabilities	-	1,611,653

	December 31, 2010
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Cash and cash equivalents	89,498,491	3,071,328	-	-
Receivables (including related parties)	-	-	59,988,629	2,058,635
Other current financial assets	-	-	2,169,281	74,443
Foreign currency forward contracts	-	-	425,443	14,600
Option contracts	-	-	1,822	62
Available-for-sale financial assets—noncurrent	1,373,687	47,141	-	-
Refundable deposits	-	-	176,141	6,045
Restricted cash in bank	162,221	5,567	-	-
Financial liabilities:
Short-term borrowings	-	-	1,183,248	40,606
Payables (including related parties)	-	-	93,881,108	3,221,727
Foreign currency forward contracts	-	-	102,455	3,516
Equipment and construction-in-progress payables	-	-	19,881,973	682,291
Long-term borrowings (including current portion)	-	-	146,948,074	5,042,830
Convertible bonds payable (including current portion)	-	-	23,951,212	821,936
Bonds payable (including current portion)	-	-	9,935,142	340,945

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2010
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)

Interest rate swap contracts	-	-	361,889	12,419
Financial liabilities measured at fair value—convertible bonds payable	-	-	142,868	4,903
Option contracts	-	-	180,020	6,178
Long-term payables and capital lease liabilities	-	-	972,633	33,378

(d)	As of December 31, 2009 and 2010, the Company pledged certain of its financial assets to secure long-term borrowings; see note 24.

(e)
Gains on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$3,902,317 thousand, NT$813,152 thousand and NT$3,986,083 (US$136,791) thousand for the years ended December 31, 2008, 2009 and 2010, respectively.

(f)
Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$123,198,156 thousand and NT$108,005,572 (US$3,706,437) thousand as of December 31, 2009 and 2010, respectively.

(g)	Financial risks relating to financial instruments

(1)	Market risk

The Company holds equity securities which are classified as available-for-sale financial assets.  Equity securities are valued at fair value and are exposed to the risk of price changes in the securities market.

The foreign currency forward contracts and interest rate swap contracts entered into by the Company are, in economic substance, for hedging purposes.  Gains or losses from these financial instruments are expected to substantially offset gain or loss from hedged items.  Therefore, management believes that there is no significant market risk from the fluctuations of foreign currency or interest rates.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industries.  Management continuously evaluates the credit quality and financial strength of its customers.  If necessary, the Company will request collateral from its customers.  In 2008, 2009 and 2010, the Company’s five largest customers accounted for 39.4%, 37.3% and 39.02%, respectively, of the consolidated net sales.

(3)
Liquidity risk

The Company has sufficient working capital to meet its contractual obligations.  Therefore, management believes that there is no significant liquidity risk.

As of December 31, 2010, the Company’s future cash flows for the outstanding forward exchange contracts were as follows:

Forward Exchange Contract Term	Outflow	Inflow
	(in thousands)	(in thousands)
From Jan. 2011 to Dec. 2011	US$ 184,500 EUR 166,500 CZK 174,645 NT $6,228,799	CNY 53,137 YEN 50,857,552

In addition, the exchange rates for settling these forward exchange contracts are fixed.  Therefore, there is no material cash flow risk.

(4)
Cash flow risk resulting from change in interest rates

The Company’s long-term borrowings are primarily borrowings bearing floating-interest-rate.  As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings.  At December 31, 2010, if the market interest rates on the Company’s floating-interest-rate borrowings had been 25 basis points higher with all other variables held constant, the future annual interest expense would have been NT$270,014 (US$9,266) thousand higher.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.	Related-party Transactions

Except as disclosed in the consolidated financial statements and other footnotes, the significant related party transactions were as follows:

(a)                Names and relationships of related parties

Name of related party	Relationship with the Company

Cando Corporation, Ltd. (“Cando”)	Investee of AUO and Konly
Raydium Semiconductor Corporation (“Raydium”)	Investee of Konly
Wellypower Optronics Co., Ltd. (‘Wellypower’)	Investee of Konly
Qisda Corporation (“Qisda”)	Shareholder represented on AUO’s board of directors; investee of AUO and Konly
BenQ Corporation (“BenQ”)	Subsidiary of Qisda
Daxon Technology Inc. (“Daxon”)	Subsidiary of Qisda
Qisda Co., Ltd. Suzhou (“QCSZ”)	Subsidiary of Qisda
BenQ Material Corp. (“BMC”) (Formerly “Daxon”)	Subsidiary of Qisda
Taiwan Nano Electro-Optical Technology (“Nano”)	Investee of Konly and Ronly; see note (i) below
Forhouse Corporation (“FH”)	Investee of DPTW
Fortech Optronics (Kunshan) Co., Ltd. (“FHSSKS”) (Formerly “Nano-Kunshan”)	Subsidiary of FH
Fortech International Corp. (“Fortech”)	Subsidiary of FH
Fortress Optronics International Corporation (“Fortress”)	Subsidiary of FH
Fortech Optronics (Xiamen) Co., Ltd. (“FHSSXM”)	Subsidiary of FH
Forhouse International Holding Ltd. (“FHBVI”)	Subsidiary of FH
Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)	Joint investor of BVCH; see note (ii) below
TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”)	Joint investor of BKHZ; see note (iii) below
TCL Corporation (“TCL”)	Related party of TCL Huizhou; see note (iii) below
Others	Directors, supervisors, president, vice-presidents of the Company, and entities that the Company has significant influence but with which the Company had no material transactions.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note (i):	On September 15, 2010, Nano was merged into FH, with FH as the surviving entity. Accordingly, transactions with Nano have been disclosed as related-party transactions through September 15, 2010.

Note (ii):
On August 27, 2009, the Company jointly invested in BVCH with Changhong Electrics through BVLB.  Accordingly, Changhong Electrics (Sichuan) Co., Ltd. is considered as a related party of the Company, and related-party transactions were disclosed starting from August 27, 2009.

Note (iii):
On July 27, 2010, the Company jointly invested in BKHZ with TCL Huizhou through AULB.  Accordingly, TCL Huizhou is considered as a related party of the Company, and related-party transactions were disclosed starting from July 27, 2010.

(b)                 Significant transactions with related parties

(1)	Sales Net sales to related parties were as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Changhong Electrics	-	6,827,504	15,676,929	537,987
BenQ	360,951	8,945,171	9,750,242	334,600
TCL Huizhou	-	-	6,284,825	215,677
QCSZ	14,250,810	1,887,418	3,260,601	111,894
TCL	-	-	2,998,896	102,913
Others	4,910,953	3,225,511	8,478,196	290,947
	19,522,714	20,885,604	46,449,689	1,594,018

The collection terms for sales to related parties were month-end 30 to 45 days, and average collection days for the years ended December 31, 2008, 2009 and 2010, were 61 days, 60 days, and 50 days, respectively.  The collection terms for sales to unrelated customers were month-end 30 to 60 days, and average collection days for the years ended December 31, 2008, 2009 and 2010, were 42 days, 48 days and 48 days, respectively.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2009 and 2010, receivables resulting from the above transactions were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Changhong Electrics	2,095,277	3,004,963	103,121
TCL Huizhou	-	2,228,630	76,480
BenQ	1,910,070	1,211,755	41,584
TCL	-	895,806	30,741
QCSZ	377,538	717,827	24,634
FHSSXM	391,234	258,210	8,861
Others	514,427	1,097,811	37,674
Less: allowance for doubtful accounts	(4,703)	(1,551)	(53)
Less: allowance for sales returns and discounts	(11,455)	(93,019)	(3,192)
	5,272,388	9,320,432	319,850

(2)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to related parties.  Total rental income for the years ended December 31, 2008, 2009 and 2010, amounted to NT$90,439 thousand, NT$83,862 thousand and NT$118,169 (US$4,055) thousand, respectively.  The collection term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

In 2008, 2009 and 2010, the Company sold property, plant and equipment to related parties for NT$1,950 thousand, NT$128,252 thousand, and NT$15,471 (US$531) thousand, respectively.  Gains (losses) on disposals for the years ended December 31, 2008, 2009 and 2010, amounted to NT$0 thousand, NT$(4,469) thousand and NT$9,568 (US$328) thousand, respectively.  The collection term was month-end 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

In 2010, the Company received administration income of NT$4,408 (US$151) thousand from related parties.

In 2008, 2009 and 2010, the Company received compensation income of NT$98,489 thousand, NT$17,886 thousand and NT$1,974 (US$68) thousand, respectively, from related parties due to product quality issues.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2008, 2009 and 2010, the Company received other income of NT$6,531 thousand, NT$1,543 thousand and NT$12,473 (US$428) thousand, respectively, from related parties.

In 2008, 2009 and 2010, the Company received total cash dividends of NT$140,568 thousand, NT$142,096 thousand and NT$437,801 (US$15,024) thousand, respectively, from its investees.

As of December 31, 2009 and 2010, receivables from above-mentioned transactions amounted to NT$47,168 thousand and NT$72,696 (US$2,495) thousand, respectively.

(3)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

FH	1,375,021	7,911,643	23,277,026	798,800
BMC	8,903,819	11,136,574	13,995,913	480,299
Raydium	6,331,750	7,534,212	8,488,130	291,288
Cando	3,414,922	3,179,766	2,513,395	86,252
FHSSKS	3,286,114	2,865,743	2,175,339	74,651
Wellypower	880,226	2,861,898	1,793,100	61,534
Fortech	1,248,284	6,057,071	467,437	16,041
Fortress	848,435	4,360,141	446,513	15,323
Others	5,649,956	10,414,681	19,296,062	662,185
	31,938,527	56,321,729	72,452,915	2,486,373

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were 30 to 120 days for the years ended 2008, 2009 and 2010.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2009 and 2010, payables resulting from the above purchases were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

FH	3,261,661	5,639,312	193,525
BMC	3,856,696	4,046,153	138,852
Raydium	3,507,516	2,954,675	101,396
FHBVI	-	1,245,426	42,739
TCL	-	1,013,679	34,786
Wellypower	1,241,353	669,014	22,959
FHSSKS	1,360,294	497,292	17,066
Fortech	2,585,496	-	-
Fortress	2,160,210	-	-
Others	4,710,935	4,059,114	139,297
	22,684,161	20,124,665	690,620

Transactions with FHBVI and other related parties are reversed in order not to double count the sales and purchase, if unrealized gain or losses is not realized though transactions with third parties.  However, related accounts receivable and inventory are not reversed.  The Company recognizes revenue upon the completion of transactions with third parties.

(4)
Acquisition of property, plant and equipment and others

In 2008, 2009 and 2010, the Company acquired property, plant, and equipment from related parties for a total consideration of NT$63,364 thousand, NT$59,326 thousand and NT$36,212 (US$1,243) thousand, respectively.

In 2008, 2009 and 2010, the Company paid commission and other expenses of NT$114,264 thousand, NT$386,237 thousand and NT$468,205 (US$16,067) thousand, respectively, to related parties.

As of December 31, 2009 and 2010, amounts due to related parties as a result of the aforementioned transactions amounted to NT$66,617 thousand and NT$98,601 (US$3,384) thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)
In August 2007, M. Setek provided guarantees of YEN2,440,000 thousand for Matsumiya Semiconductor’s borrowings from Bank of Tokyo – Mitsubishi UFJ.  In 2009, Matsumiya Semiconductor defaulted on the aforementioned loan as a result of its poor operating results.  M. Setek, as guarantor of the loan, believes it is probable it will need to repay the loan on behalf of Matsumiya Semiconductor.  As of December 31, 2009, the Company accrued a guarantee obligation of YEN2,074,000 thousand and recorded it under other current liabilities and long-term payables in accordance with the schedule of payments.  The aforementioned obligation was actually paid in 2010.

(6)	Compensation to executive officers In 2009 and 2010, compensation paid to the Company’s executive officers including directors, supervisors, president and vice-presidents was as follows:

	For the year ended December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Salaries	144,612	155,504	5,336
Compensation	25,698	68,216	2,341
Service charges	3,317	23,270	799
Employee bonuses	-	41,878	1,437

For the 2010 compensation included in the accruals for remuneration to directors and employee bonuses; refer to section “stockholder’s equity” for further details.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Pledged Assets
		December 31,
Pledged assets	Pledged to secure	2009	2010
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks	R&D project, oil purchases, customs duties and guarantees for foreign workers	608,572	162,221	5,567
Inventories	Guarantees for unearned revenue	665,033	-	-
Building	Long-term borrowings	59,092,917	55,678,615	1,910,728
Machinery and equipment	Long-term borrowings and bonds payable	196,783,810	162,851,942	5,588,605
Available-for-sale financial assets	Long-term borrowings	2,404	5,142	176
Land	Long-term borrowings	1,540,247	7,124,284	244,485
		258,692,983	225,822,204	7,749,561

25.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2010, in addition to those disclosed in the aforementioned notes to the financial statements, were as follows:

(a)              Outstanding letters of credit

As of December 31, 2009 and 2010, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials from foreign suppliers:

	December 31,
Currency	2009	2010
	(in thousands)

USD	56,413	2,337
YEN	15,820,027	3,570,203
NTD	38,220	-
CNY	-	18,725

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with FDTC (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”), Hitachi Displays Ltd., IPS Alpha Technology, Ltd., Guardian Industries Corp., Honeywell International Inc., Honeywell Intellectual Properties Inc., Fergason Patent Properties LLC, Toshiba Mobile Display Co., Ltd., Sharp Corporation and others.  The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

(c)	Purchase commitments

On September 30, 2007, AUO signed a long-term materials supply agreement with Corning Display Technologies Taiwan Co. Ltd. (“Corning Taiwan”), under which, AUO and Corning Taiwan agreed on the supply of certain TFT-LCD and color filters glass substrates at negotiated quantity and pricing.  The contract is effective from January 1, 2008 to March 31, 2011.

As of December 31, 2009 and 2010, significant outstanding purchase commitments for property, plant and equipment totaled NT$79,205,499 thousand and NT$31,891,984 (US$1,094,440) thousand, respectively.

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

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027.  In addition, the Company’s subsidiary companies, including Toppan CFI, AUCZ, and M. Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009, to July 31, 2028.  Future minimum lease commitments as of December 31, 2010, under existing non-cancelable agreements were as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Year	Minimum lease commitments
	NT$	US$
	(in thousands)

2011	1,012,190	34,735
2012	927,779	31,839
2013	815,087	27,971
2014	619,142	21,247
Thereafter	2,989,504	102,591

Rental expense for operating leases amounted to NT$421,341 thousand, NT$526,232 thousand, and NT$972,931 (US$33,388) thousand in 2008, 2009 and 2010, respectively.

(e)	Litigation

(1)
Alleged patent infringements

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware against AUO and other TFT-LCD manufacturers claiming patent infringement.  AUO have retained legal counsel to handle this matter.  LGD is seeking, among other things, monetary damages for willful infringement and an injunction against future infringement.  In March 2007, AUO filed a suit in the United States District Court for the Western District of Wisconsin against LGD and LGD America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products.  AUO is seeking, among other things, monetary damages and enhanced damage for willful infringement and an injunction against future infringement.  The claims against the Company and the counterclaims filed by AUO were consolidated in June 2007 in the United States District Court for the District of Delaware (the “Delaware Court”). Trial for this case was held in June 2009. In February 2010, the Delaware Court found that LGD and LGD America have infringed AUO’s four patents asserted at trial and in April 2010, the Delaware Court further found that AUO did not infringe any of LGD’s patents as asserted at trial. Although the findings of the United States District Court for the District of Delaware were in favor of AUO, the Company cannot assure you that LGD and LGD America will not appeal this case to the superior courts. Moreover, as of April 22, 2011, the final judgment has not been rendered and the Delaware Court has not approved the permanent injunction toward LGD and LGD America.  Therefore, while management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an ongoing basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels.  AUO has retained legal counsel to handle the related matters.  Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This case is pending due to the appeal of other TFT-LCD manufacturers.  While management intends to defend this lawsuit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this suit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the Delaware Court against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels.  In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  This case is in the discovery phase and is expected to be tried at the end of 2011.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this lawsuit on an on-going basis.

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against AUO, AUUS, AUO’s customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. This case is expected for trial on and after September 12, 2011. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this lawsuit on an on-going basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)
Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws. Specifically, since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (the “U.S. DOJ”), the Commission of the European Communities Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In January 2009, the Taiwan Fair Trade Commission visited AUO’s office in Taiwan and requested certain information from AUO as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified AUO of the termination of its investigation. The Japan Fair Trade Commission and the Korea Fair Trade Commission also requested certain information from AUO as part of their respective investigations in 2007 and 2009, respectively. In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including AUO, alleging anti-competitive activities. AUO received DG COMP’s Statement of Objections in May 2009 and submitted AUO’s reply in July 2009. AUO and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on AUO. AUO posted a bond in the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court of DG COMP to vigorously defend itself.  The ultimate outcome of this case is still pending and it is anticipated to take at least two years. AUO has been in cooperation with the investigation in the past four years and AUO intends to continue to cooperate with these investigations as warranted as part of AUO’s ongoing defense of these matters. Management is reviewing the merits of this lawsuit on an on-going basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In June 2010, AUO, AUUS and six of its current and former officers and employees were indicted in the United States District Court for the Northern District of California ( the “Northern California Court”) for an alleged one count violation of Section 1 of the Sherman Act, which carries a maximum penalty of ten years in prison and a $1 million fine for individuals and a $100 million fine for corporations. The maximum fines may be increased to twice the gain derived from the crime or twice the loss suffered by the victims if either of those amounts is greater than the Sherman Act maximum fines. The superseding indictment alleges that AUO, AUUS and their alleged coconspirators derived gross gains of at least US$500 million, and persons other than the defendants and their alleged coconspirators suffered gross losses of at least US$500 million. Arraignment hearings in relation to bail for five of the six indicted individuals were held in July and August 2010.  On August 13, 2010, the Northern California Court ruled that Mr. HB Chen, our Vice Chairman and Dr. LJ Chen, our President, must surrender their passports and are barred from leaving the Northern District of California without the Northern California Court’s permission. Mr. Chen and Dr. Chen have retained counsels to deal with this issue.  AUO has initiated its deputy system and its business has not been materially affected due to Mr. Chen and Dr. Chen remain in the Northern California; however, if AUO and its subsidiary are found to have violated antitrust and/or competition laws in the applicable jurisdictions, AUO and its subsidiaries will likely have to pay a fine or penalty.  The criminal case is expected to be tried on and after October 31, 2011.  It is also possible that certain of AUO’s executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines.  AUO and its subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement.  To AUO management’s knowledge, other competitors that pled guilty and entered into plea bargain agreements with the U.S. DOJ have agreed to pay fines from US$35 million to US$400 million.  While AUO management does not know all the facts and circumstances that led each of the competitors to enter into these pleas, AUO is aware of the outcome of those plea bargain agreements, which may or may not be the amounts which AUO and its subsidiaries may agree to pay and/or which the US DOJ may agree to accept as part of any plea bargain and/or settlement, if any, with the U.S. DOJ.

AUO has made certain provisions for certain antitrust matters in certain jurisdictions as the management deems appropriate.  AUO will revisit the issue of adjusting the said provisions from time to time as the Company deems appropriate.  The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on the Company’s business, results of operation and future prospects.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)
Antitrust civil actions lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against AUO and/or its subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations.  The putative antitrust class actions filed in the United States have been consolidated for discovery in the Northern California Court.  In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.  The Court has issued an order certifying two types of classes that may proceed against AUO and other TFT-LCD companies: direct purchasers and indirect purchasers.  The civil actions are expected to be tried in and after February 2012.  While the management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.  Management is reviewing the merits of this lawsuit on an on-going basis.

Since the fourth quarter of 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Motorola Inc. (“Motorola”), Tracfone, Best Buy and Nokia Corporation (“Nokia”), filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.  AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including AUO.  AUO has retained counsel to handle the related matters.  The class actions are in the discovery phase and in the early stages.  AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of these civil lawsuits on an on-going basis.

The Company has not made provisions with respect to the civil lawsuits.

In addition to the matters described above, the Company is also a party to other litigations or proceedings that arise during the ordinary course of business. Except as mentioned above, the Company is not involved in any material litigation or proceeding which could be expected to have a material adverse effect on the Company’s business or results of operations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)
Sales agreements

Since 2006, M. Setek entered into long-term sales agreements with five customers.  The agreements provide that, from 2006 to 2016, M. Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M. Setek.  These customers may request M. Setek to terminate the agreements and to reimburse the remaining prepayments, if delivery schedule is not met.  As of December 31, 2010, the remaining unearned revenue amounted to US$243,034 thousand.

(g)
Others

On January 21, 2010, the Taiwan Supreme Administrative Court dismissed an appeal by the Environmental Protection Administration of the Executive Yuan of Taiwan relating to the development of Central Taiwan Science Park located in Seven Star Farm. The Seven Star Farm is the location where the Company is building its new 8.5 generation manufacturing plants.  As a result of the dismissal, the Central Taiwan Science Park Development Office was required to make supplemental submission of its environmental assessment for the construction of Seven Star Farm of the Central Taiwan Science Park. In response, on August 31, an updated environmental impact assessment was further reviewed and approved by the Environmental Protection Agency of the ROC Executive Yuan (“EPA”). The EPA issued its official announcement of the approval of such updated environmental impact assessment in favor of the continued development of the third phase expansion. On September 6, 2010, the Central Taiwan Science Park Development Office has received the new development approval from the National Science Council of the Executive Yuan to allow the third phase to continue.   At present, the Company does not believe this event to have a material adverse effect on the Company’s operations under the preliminary presumption of administrative trust-protection principle between the government and people since the Company has obtained the development approval issued by the governmental authorities in due course.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

26.	Segment Information

(a)	Industrial information

In 2008 and 2009, the Company’s reportable operating segment was its TFT-LCD production and sales operations, which represents more than 90% of the Company’s consolidated net sales, profit or loss and identifiable assets.  Therefore, no industrial segment information disclosure was required under ROC GAAP.

In 2010, there are two reportable operating segments of the Company, which are Display and Solar.

	For the year ended December 31, 2010
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	456,725,565	10,432,399	-	467,157,964
Intercompany sales	449,103,520	233,402	(449,336,922)	-
Reportable segment sales	905,829,085	10,665,801	(449,336,922)	467,157,964
Reportable segment profit (loss) (Note)	13,102,670	(2,606,006)	-	10,496,664
Interest expense				(4,233,127)
Investment income				681,331
Other non-operating income and gains, net				1,651,113
Income before income tax				8,595,981
Identifiable assets	563,265,249	50,601,283	(91,722)	613,774,810
Equity-method investments				15,540,959
Total assets				629,315,769

Note:
Reportable segment profit (loss) represents net sales minus cost of goods sold and operating expenses.

Identifiable assets comprised of current assets, property, plant and equipment, intangible assets, and other assets. An amount of NT$91,722 (US$3,148) thousand is adjusted and eliminated due to intercompany transactions.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Geographic information

A geographical breakdown for the years ended December 31, 2008, 2009 and 2010, is as follows:

	For the year ended December 31, 2008
	Taiwan	Asia(Note 2)	Others	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	420,523,981	3,401,239	2,973	-	423,928,193
Intercompany sales	11,935,341	348,997,419	200,727	(361,133,487)	-
Total net sales	432,459,322	352,398,658	203,700	(361,133,487)	423,928,193
Geographic profit (loss) (Note1)	27,014,828	2,392,637	(42,997)	1,424,010	30,788,478
Interest expense					(4,203,946)
Investment loss					(313,621)
Income before income tax					26,270,911
Tangible long-lived assets	355,977,902	35,804,080	178,597	-	391,960,579
Identifiable assets	510,036,149	95,113,656	578,295	(45,444,063)	560,284,037
Equity-method investments					6,651,601
Total assets					566,935,638

	For the year ended December 31, 2009
	Taiwan	Asia(Note 2)	Others	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	350,519,833	8,811,512	-	-	359,331,345
Intercompany sales	32,084,220	336,126,006	409,759	(368,619,985)	-
Total net sales	382,604,053	344,937,518	409,759	(368,619,985)	359,331,345
Geographic profit (loss) (Note 1)	(28,172,394)	(2,303,168)	(95,762)	6,610,876	(23,960,448)
Interest expense					(3,446,588)
Investment income					139,635
Loss before income tax					(27,267,401)
Tangible long-lived assets	332,233,758	60,098,966	214,504	-	392,547,228
Identifiable assets	531,478,229	180,442,766	1,168,450	(100,183,261)	612,906,184
Equity-method investments					9,706,574
Total assets					622,612,758

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2010
	Taiwan	Asia(Note 2)	Others	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Net sales from external customers	442,737,231	24,420,733	-	-	467,157,964
Intercompany sales	48,730,497	396,543,809	697,026	(445,971,332)	-
Total net sales	491,467,728	420,964,542	697,026	(445,971,332)	467,157,964
Geographic profit (loss) (Note1)	9,593,016	2,344,145	(49,371)	259,987	12,147,777
Interest expense					(4,233,127)
Investment income					681,331
Income before income tax					8,595,981
Tangible long-lived assets	313,306,181	69,073,183	3,249,020	-	385,628,384
Identifiable assets	507,987,134	189,825,054	5,008,289	(89,045,667)	613,774,810
Equity-method investments					15,540,959
Total assets					629,315,769

Note 1:	Geographic profit (loss) represents net sales minus cost of goods sold and operating and net non-operating income (expenses), excluding interest expense and investment income (loss).

Note 2:
Net sales attributed to the People’s Republic of China based upon the location of customers placing orders amounted to NT$82,626,965 thousand, NT$98,430,471 thousand and NT$140,976,452 (US$4,837,902) thousand for the years ended December 31, 2008, 2009 and 2010, respectively.  Tangible long-lived assets located in the People’s Republic of China amounted to NT$35,798,587 thousand, NT$31,328,059 thousand and NT$31,883,762 (US$1,094,158) thousand  as of December 31, 2008, 2009 and 2010, respectively.  Tangible long-lived assets located in Japan amounted to NT$4,548 thousand, NT$28,769,429 thousand and NT$31,585,866 (US$1,083,935 thousand) as of December 31, 2008, 2009 and 2010, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2008, 2009 and 2010, sales to individual customers representing greater than 10% of consolidated net sales were as follows:

	For the year ended December 31,
	2008		2009		2010
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
	(in thousands)
Samsung	62,865,559	15	60,553,035	17	71,227,688	2,444,327	15

Segment information disclosed above complies with the ROC GAAP disclosure requirements. See incremental US GAAP disclosures at note 28(t)(7).

27.	Subsequent Events

In January 2011, Advanced Display Technologies of Texas, LLC (“ADTT”) filed a lawsuit in the United States District Court for the Eastern District of Texas Tyler Division against AUO, AUUS and other electronic devices companies, claiming infringement of certain of ADTT’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is in the preliminary phase. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Sharp Corporation (“Sharp”) filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of the alleged patent infringement of AUO and certain of its customers. On the same day, Sharp also filed a lawsuit against AUO in the Delaware Court of the patents asserted by Sharp in the ITC relating to the manufacturing of TFT-LCD products. The ITC agreed to institute the investigation requested by Sharp on February 24, 2011.  In March, AUO and AUUS filed two complaints against Japan’s Sharp and Sharp Electronics Corporation (together “Sharp”) for patent infringement.  The first complaint was filed in the United States District Court for the District of Delaware and the second complaint was filed in the United States Central District of California. AUO sought an unspecified amount of damages and permanent injunction against the infringing products, among other reliefs. On April 15, 2011, AUO entered into a Settlement Agreement and Patent Cross License Agreement with Sharp, and both parties agreed to dismiss all pending legal actions that have been filed against each other.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On March 11, 2011, a major earthquake occurred off the coast of Japan, and its epicenter was reported to be approximately 130 kilometers east of Sendai, Honshu, where one of the fabs operated by our subsidiary, M. Setek is located.  The earthquake also created a large tsunami which caused extensive damage along Japan’s Pacific coast, where, in addition to the Sendai fab, M. Setek operates fabs in Soma.  To date, management is not aware of any significant damage to the plant, equipment, and other relevant structures.  However, production at these facilities has been suspended since the earthquake and is scheduled to resume subject to the recovery status of local infrastructure.  To date, M. Setek represents a major component of the AUO’s solar operating segment.  See Notes 26 and 28(t)(7) for segment and geographic financial information.  Also, AUO’s display operating segment depends on supplies of certain principal raw materials and components mainly from suppliers in Taiwan, Japan and Korea.  As of April 22, 2011, the events in Japan have not caused any significant impact on AUO’s display segment’s ability to obtain raw materials and components from its suppliers.  Management continues to monitor AUO's display segment's raw material and components sources of supply.

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

AUO completed the merger with Unipac on September 1, 2001.  Under the applicable ROC GAAP, the merger was accounted for using the pooling-of-interests method, and accordingly, the assets and liabilities of Unipac were recorded based on the carrying value at the date of the merger.  Under US GAAP, the merger was accounted for as the acquisition of Unipac by AUO using the purchase method of accounting.  Under purchase accounting, the purchase price was calculated based on the market value of the shares issued, and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac was recorded as goodwill.

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

In 2008, the reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2008, included a reversal of the impairment loss of NT$274,961 thousand recognized under ROC GAAP related to an available-for-sale security (see note 5) originally acquired in connection with the merger with Unipac.  The adjustment represented the excess of Unipac’s original cost basis over the fair value of the available-for-sale security at the date of acquisition.

In addition, under US GAAP, the Company recorded an impairment loss of NT$457,427 thousand for the year ended December 31, 2008 related to another available-for-sale security acquired in connection with the merger with Unipac.  The US GAAP cost basis of this investment, which was based on its fair value at the date of the Unipac acquisition, was significantly higher than the ROC GAAP cost basis based on Unipac’s original cost of the investment.  This cost basis difference contributed to management’s conclusion that there was an other-than-temporary impairment of this security for US GAAP purposes, but not for ROC GAAP purposes.

In 2009, the Company disposed of all of its investments in available-for-sale securities that were originally acquired in connection with the merger with Unipac.  The adjustment of NT$136,731 thousand to net income determined in accordance with US GAAP represented the difference between Unipac’s original cost basis and the fair value of such available-for-sale securities at the date of acquisition.

(2)	Merger with QDI

AUO completed the merger with QDI on October 1, 2006.  Under ROC GAAP, the merger was accounted for in accordance with ROC SFAS No. 25 using the purchase method of accounting.  Under US GAAP, the merger was accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805, “Business combinations” using the purchase method of accounting.  Under purchase accounting, the aggregate purchase price of NT$67,837,855 thousand was determined based on the market value of shares issued, direct transaction costs incurred, and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date.  The aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair value as of October 1, 2006.  The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill.  There were no material differences identified in the accounting for the merger with QDI.

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

Initially, the Company purchased 31,241 shares of (representing a 15.07% interest) common stock of M. Setek for US$16,000 (equivalent to NT$526,072) thousand and 64,435 shares of M. Setek convertible preferred stock series B for US$33,000 (equivalent to NT$1,085,031) thousand.  From July to September 2009, the Company additionally purchased 60,530 shares of M. Setek convertible preferred stock series B for US$31,000 (equivalent to NT$1,020,515) thousand, 87,866 shares of M. Setek convertible preferred stock series C for US$45,000 (equivalent to NT$1,477,790) thousand and 201,138 shares of M. Setek convertible preferred stock series D for US$65,000 (equivalent to NT$2,128,617) thousand.  On October 1, 2009, the Company converted all convertible preferred stock series B and C into 212,831 shares of common stock, and combined with its previously held common shares in M. Setek, had attained a 58.10% ownership interest in M. Setek.  Consequently, effective from October 1, 2009, management determined that the Company had a controlling financial interest in M. Setek, and therefore M. Setek is included in the Company’s consolidated financial statements from October 1, 2009 for US GAAP purposes.  The acquisition of the controlling financial interest in M. Setek was accounted for in accordance with FASB ASC Topic 805 using the acquisition method of accounting.  Prior to October 1, 2009, the Company accounted for its 15.07% ownership interest in the common stock of M. Setek using the equity method of accounting for US GAAP purposes and its investment in the series B and series C convertible preferred shares as financial assets measured at cost under US GAAP and ROC GAAP.

Under ROC GAAP, and in accordance with ROC SFAS No. 7, “Consolidated Financial Statements,” paragraph 17, the effect of potential voting rights is considered in assessing whether a company can control an investee.  On August 31, 2009, taking into account the potential voting rights related to the convertible preferred stock B and C, management determined that combined M. Setek’s actual and potential voting rights (including the shares held by others), the Company would result in a majority voting interest (51.00%) in M. Setek.  Consequently, the Company was required to consolidate M. Setek in the Company’s consolidated financial statements from August 31, 2009 for ROC GAAP purposes.  The difference in the date of consolidation of M. Setek had no effect on the consolidated net loss attributable to the equity holders of AUO in 2009 under both ROC GAAP and US GAAP.  However, the primary difference resulted in one more month of operating results and cash flow activity for M. Setek in the Company’s ROC GAAP financial statements.  The most significant impact was revenue reported under ROC GAAP which was higher by NT$598,542 thousand compared to revenue reported under US GAAP.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to FASB ASC Topic 805, the identifiable assets acquired, the liabilities assumed, and noncontrolling interests in M. Setek, were recognized and measured at acquisition-date fair values.

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
4,586

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The sum of the fair value of identifiable net assets acquired less the fair value of the noncontrolling interests exceeded the sum of the fair value of the consideration transferred and the fair value of the Company’s equity interests held in M. Setek before the business combination.  Consequently, management reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed.  Further, management reviewed the procedures used to measure the fair values of the identifiable assets acquired and liabilities assumed, the noncontrolling interests in M. Setek, the Company’s previously held equity interests in M. Setek and the consideration transferred.  Management concluded that all acquired assets and all liabilities assumed were properly identified and that the valuation procedures and resulting fair value measures were appropriate.  As a result, the Company recognized a bargain purchase gain of NT$163 million at the acquisition date for US GAAP purposes.  Under ROC GAAP, the Company’s acquisition of M. Setek through acquiring newly issued shares was recognized as equity transactions.  Further, ROC GAAP does not permit the re-measurement of previously held interests or fair value measurement either on August 31, 2009 or October 1, 2009.

The estimated fair values of common shares and the Series B and C preferred shares of M. Setek at October 1, 2009 were determined using an income approach and validated internally by a market approach.  As M. Setek is a private company, a discount for lack of marketability (DLOM) was taken into consideration when estimating the fair values of M. Setek’s common and preferred shares.  The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in the FASB ASC Topic 820, “Fair value measurements and disclosures”.  The fair value estimates are based on (a) a discount rate 16%, (b) long-term sustainable growth rate 1%, (c) financial multiples of companies in the same industry as M. Setek, (d) DLOM of 30%, and (e) a control premium of 24%.  The control premium was only applied to the fair value determination of the Series B and C preferred shares, as it was the conversion of these preferred shares into common shares that resulted in the Company obtaining a controlling financial interest in M. Setek.

The AICPA Enterprise Value Allocation Model (the “EVA Model”), a compensation option model for privately-held-company equity securities, was adopted to value preferred stock A, which is considered as part of the total non-controlling interests, and preferred stock D.  The fair value is based on risk free rate of 0.73% and volatility rate of 72.11%.

The fair value of the current assets acquired includes trade receivables with a fair value of NT$449 million.  The gross amount due is NT$453 million, of which NT$4 million is expected to be uncollected.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The other assets acquired included certain investments accounted for using the equity method, the fair value of which was less than the carrying amount at October 1, 2009.  Pursuant to FASB ASC Topic 805, the investments were measured at its acquisition-date fair value.  Due to the Company’s ownership interest in M. Setek at the different fair-value-measurement date under ROC GAAP and US GAAP is 15.07% and 58.10%, respectively, the difference under US GAAP between the carrying amount and the fair value of the above-mentioned equity-method investments, which is attributable to the parent company, is NT$653,609 thousand greater than that under ROC GAAP.  As a result, while the difference was realized in December 2009, the Company reversed the amount of NT$653,609 thousand under US GAAP.

There were no intangible assets identified by management in the purchase price allocation process.

Under the acquisition method of accounting, as the acquisition was achieved in stages, the Company re-measured the fair value of its equity interests in M. Setek held before the business combination.  This included the Series B and Series C convertible preferred stocks (whose fair values were determined as previously described above), as well as the Series D convertible preferred stock and the 15.07% equity interest in the common stock of M. Setek.  As a result of this re-measurement, the Company recognized a net re-measurement loss of NT$ 1,445,660 thousand in non-operating expenses in the condensed consolidated statement of operations under US GAAP in 2009.  The re-measurement is not permitted under ROC GAAP, and therefore no such re-measurement loss has been recognized in the Company’s ROC GAAP consolidated financial statements.

The amounts of net sales and losses of M. Setek included in the Company’s condensed consolidated statements of operations of 2009 for US GAAP purposes from the acquisition date to the period ended December 31, 2009 were as follows:

NT$
(in thousands)

Net sales	1,510,710
Loss attributable to equity holders of AU Optronics Corp.	(708,571)

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2008	2009
	NT$	NT$
	(in thousands)

Net sales	437,966,255	366,661,919
Income (loss) attributable to equity holders of AU Optronics Corp.	13,479,629	(31,380,060)

(4)	Acquisition of AUST

On July 1, 2010, the Company acquired 100% of the outstanding common shares of AFPD Pte., Ltd. (AUST), a Singapore company originally held by Toshiba Mobile Display Co., Ltd., for  total cash consideration of an equivalent amount of NT$1,289 (US$39.9) million.  The results of AUST’s operations have been included in the Company’s consolidated financial statements since that date.  AUST specializes in the production of low-temperature polysilicon (LTPS) TFT-LCD.  The acquisition of AUST is expected to strengthen the Company’s competitiveness in the LTPS TFT-LCD market and the Company’s diversity into new applications such as high-end notebooks, smart phones, and tablet PC panels.  The acquisition is also expected to help the Company in its development of the next generation of OLED display technology as LTPS production lines are more suitable for conversion into OLED production lines.  The purchase agreement includes no contingent consideration arrangements.

The Company accounted for this purchase using the acquisition method. The Company allocated purchase price to the acquired assets and liabilities based on the estimated fair value at the acquisition date as summarized in the following table.

NT$
(in millions)

Identifiable net assets acquired	1,300
Gain on bargain purchase	(11)
Total purchase consideration	1,289

The sum of the fair value of identifiable net assets acquired exceeded the purchase price.  Consequently, management reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed.  Further, management reviewed the procedures used to measure the fair values of the identifiable assets acquired and liabilities assumed.  Management concluded that all acquired assets and all liabilities assumed were properly identified and that the valuation procedures and resulting fair value measures were appropriate.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consequently, the Company recognized a bargain purchase gain of NT$10,515 (US$361) thousand at the acquisition date for US GAAP purposes.  Under ROC GAAP, the bargain purchase gain is further deducted from the carrying amount of non-current assets.

The acquisition of AUST was not material to the Company’s consolidated balance sheet or consolidated statements of operations. As such, the pro forma financial information has not been disclosed.

(b)	Noncontrolling interests

On January 1, 2009, the Company adopted FASB ASC Subtopic 810-10 which requires certain changes to the presentation of the financial statements.  This amendment requires noncontrolling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of operations as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of shareholders’ equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  However, if a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings.

Under ROC GAAP, upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss.

In November 2009, the Company disposed of 6.79% of its investments in DPTW and recognized a disposal loss of NT$28,323 thousand under ROC GAAP.  The decrease in equity interests did not result in a loss of control or deconsolidation as of December 31, 2009.  As a result, and pursuant to FASB ASC Subtopic 810-10, the disposal was accounted for as an equity transaction and the loss was reversed under US GAAP.

In March 2010, the Company disposed partial holdings of its investments in DPTW and Lextar, respectively, and recognized a disposal gain of NT$124,845 (US$4,284) thousand under ROC GAAP.  The decrease in equity interests did not result in a loss of control or deconsolidation as of that time.  As a result, and pursuant to FASB ASC Subtopic 810-10, the disposal was accounted for as an equity transaction and the gain was reversed under US GAAP.  On June 30, 2010, Lextar re-elected its board of directors so that the Company lost the power to control Lextar’s financial, operating and personnel policies.  Consequently, Lextar was deconsolidated as of that date.  See further discussion at note 28(d).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Changes from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to AU Optronics Corp., US GAAP	13,089,654	(28,670,321)	4,244,323	145,653
Transfer (to) from noncontrolling interest
Decrease in AUO’s paid-in capital due to purchase of common shares of DPTW and Lextar	-	(8,445)	-	-
Decrease in AUO’s paid-in capital due to purchase of common shares of BVTW	-	-	(17,961)	(616)
Increase (decrease) in AUO’s paid-in capital for sale of DPTW’s common shares	-	(28,323)	17,497	600
Increase in AUO’s paid-in capital for sale of Lextar’s common shares	-	-	107,348	3,684
Increase in AUO’s paid-in capital for disproportionate participation in Lextar’s capital increase	-	76,039	1,234,361	42,360
Increase (decrease) in AUO’s paid-in capital for disproportionate participation in DPTW’s capital increase	-	(8,039)	562,689	19,310
Decrease in AUO’s paid-in capital for disproportionate participation in BVTW’s capital increase	-	-	(66,424)	(2,280)
Increase in AUO’s paid-in capital for disproportionate participation in ACTW’s capital increase	-	-	9,111	312
Decrease in AUO’s paid-in capital for disproportionate participation in M. Setek’s capital increase	-	-	(703,387)	(24,138)
Net transfer (to) from noncontrolling interest	-	31,232	1,143,234	39,232
Change from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest	13,089,654	(28,639,089)	5,387,557	184,885

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Compensation

(1)	Remuneration to directors and supervisors

Under ROC GAAP, prior to January 1, 2008, remuneration to directors and supervisors was charged directly to retained earnings in the year stockholders approved such payments and was presented under financing activities in the consolidated statement of cash flows.  Under US GAAP, such cash payments are recorded, based on management’s best estimate of the amounts to be paid upon stockholders’ approval, as compensation expense in the year when the related services are rendered, and presented under operating activities in the consolidated statement of cash flows.

Effective January 1, 2008, the Company is also required to account for such remuneration under ROC GAAP in the year when the related services are rendered; see note 3(s).  The change in accounting principle is accounted for prospectively in accordance with ARDF Interpretation No. 2007-052.  Accordingly, there is no difference between the accounting under ROC GAAP and US GAAP in the remuneration to directors starting from fiscal year 2008.  The reconciling item of NT$13,397 thousand for the year ended December 31, 2008, represented the reversal of the prior-year difference.

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

Under ROC GAAP, effective January 1, 2008, employee bonuses are estimated and charged to expense in the year when the related services are provided; see note 3(s).  Accordingly, the difference related to retained earnings appropriation and expensing through profit or loss has been eliminated prospectively.  However, a difference continues to exist related to the “true-up” adjustment in the subsequent year upon stockholders’ approval.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Equity-method investments and other-than-temporary impairment

If an investee company issues new shares and an investor company does not acquire new shares in proportion to its original ownership percentage, the investor company’s equity in the investee company’s net assets will be changed.  Under ROC GAAP, the change in the equity interest is adjusted to capital surplus and long-term investment.  If the investor company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged to retained earnings.  Under US GAAP, subsequent investment is treated as a step acquisition, and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired.  When the investor company does not acquire new shares in proportion to its original ownership percentage, any gain or loss resulting from the change in the investee company’s equity is recognized directly in equity as a equity transaction in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary.”  This policy has been consistently applied before December 31, 2008 and continued to be applied for the equity investment in non-subsidiary afterward.  Starting 2009, as FASB ASC Subtopic 810-10 to be in effect, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions.  Therefore, no gain or loss is recognized in consolidated net income or comprehensive income.  The carrying amount of the noncontrolling interest is adjusted to reflect the change in its ownership interest in the subsidiary.  Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted is recognized in equity attributable to the parent.

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

The Company held 68.43% ownership interest of Lextar as of December 31 2009. As a result of disproportionate participation in Lextar’s capital increase and partial disposal investment in April 2010, the ownership interest of the Company in Lextar decreased to 46.29%.  On June 30, 2010, due to a change in the composition of Lextar’s board of directors, the Company no longer had a controlling financial interest in Lextar.  As a result, the Company deconsolidated Lextar on June 30, 2010 and now accounts for its investment under the equity method of accounting.  Consequently, the Company recognized a non-cash gain of NT$ 362,842 (US$12,452) thousand, representing the difference between the initial fair value of the investment and its carrying value, in its US GAAP consolidated income statement for 2010 owing to deconsolidating Lextar on June 30, 2010 pursuant to FASB Topic 810-10. Under the deconsolidation accounting guidelines, an investor’s opening investment is recorded at fair value on the date of deconsolidation.  Under ROC GAAP, the Company also accounts for its investment in Lextar under the equity method of accounting upon loss of control, however no gain or loss  is recognized upon deconsolidation and the carrying value of the investment in Lextar is based on the Company’s proportion interest of the net book value of Lextar on the date of deconsolidation.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under US GAAP, in accordance with FASB ASC Topic 815 and its related interpretations, management concluded that the conversion features for the two overseas convertible bonds assumed from the merger with QDI at October 1, 2006, namely ECB 2 and ECB 3, qualified as embedded derivative instruments under FASB ASC Topic 815, as these bonds are denominated in a currency that is different from AUO’s functional currency, and therefore were required to be bifurcated from the debt hosts.  Management further concluded that the put and call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under FASB ASC Topic 815, as they were considered to be clearly and closely related to the debt hosts.  As a result, under US GAAP, ECB 2 and ECB 3 were recorded at the fair value at the date of acquisition without taking into account the embedded conversion options.  The recorded carrying amounts are accreted to their respective maturity and/or redemption amounts over the remaining terms of the bonds using the effective interest method.

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2008, included the impact of changes in the fair value of the embedded derivative instrument liability of NT$1,252,181 thousand, which is recognized only for US GAAP purposes.

In 2009, and as discussed in note 15, ECB 3 was fully redeemed.

The Company issued new overseas convertible bonds in October 2010, namely ECB 4, which was recorded in its entirety as a liability at fair value at the date of issuance under US GAAP.  The difference between fair value and redemption value at the date of issuance is recorded as a discount, and amortized over the redemption period using the effective interest rate method.

Under US GAAP, management concluded that the conversion features for the overseas convertible bonds qualified as embedded derivative instruments under FASB ASC Topic 815, as these bonds are denominated in a currency that is different from AUO’s functional currency, and therefore was required to be bifurcated from the debt hosts.  Management further concluded that the call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under FASB ASC Topic 815, as they were considered to be clearly and closely related to the debt hosts.  As a result, under US GAAP, ECB 4 was recorded at the fair value at the date of issuance without taking into account the embedded conversion options.  The relative issuance terms of ECB 4 was described at note 15.

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2010, included the impact of changes in the fair value of the embedded derivative instrument liability of NT$(678,777) (US$(23,294)) thousand, which is recognized only for US GAAP purposes.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Shareholders’ stock dividends

Under ROC GAAP, shareholders’ stock dividends paid are recorded at par value, with a charge to retained earnings.  Under US GAAP, generally, if the ratio of distribution is less than 25% of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The stock dividends issued in 2008 and 2009 decreased retained earnings and increased capital surplus by NT$16,129,873 thousand and NT$5,486,189 thousand, respectively.

(g)	Defined pension benefits

Effective January 1, 1998, the Company adopted ROC SFAS No. 18, which is not materially different from FASB ASC Topic 715, “Compensation–Retirement Benefits,” with the exception of the accounting upon adoption.  Pension expense under ROC GAAP differs with US GAAP primarily as a result of unrecognized prior service cost.

In 2006, the Company adopted FASB ASC Topic 715, which requires the recognition of the funded status of a defined benefit plan on the balance sheet and the recognition of changes in funded status in the year in which the changes occur through comprehensive income.  The adoption of FASB ASC Topic 715 had no effect on the statements of operations for the periods presented.  Previously unrecognized items such as gains or losses, prior service costs and the transition asset or liability are required to be recognized in other comprehensive income and subsequently recognized through net periodic benefit cost. Under ROC GAAP, it is not required to recognize such previously unrecognized items.

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

The statutory income tax rate in the Republic of China is 25% before 2009.  In May 2009, the ROC Income Tax Act was revised to reduce the statutory tax rate to 20% effective from 2010.  In June 2010, the Republic of China government promulgated another amendment of the Income Tax Law to reduce the income tax rate from 20% to 17%, effective retroactively on January 1, 2010.  In addition, an additional 10% corporation income tax is imposed but only to the extent that earnings is not distributed before the end of the subsequent year.  The additional income tax, or the undistributed earnings surtax, is determined in the subsequent year when the distribution plan relating to earnings attributable to the preceding year is approved by the Company’s stockholders.  The actual payment of the undistributed earnings surtax will then become due and payable in the year following the finalization of the distribution plan.

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based are distributed in future years, in which case the shareholders, but not the Company, can claim an income tax credit.

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution.  For US GAAP purposes, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years.  For US GAAP purpose, the tax rate used by the Company to measure its income tax expenses by using effective rate was 31.8% for the years from 2007 to 2008, 27.2% for the year of 2009, and 24.47% for the years from and after 2010.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

As described in note 1, AUO purchased a 49% ownership interest in Toppan CFI and has an agreement in place.  Under ROC GAAP, the Company consolidated Toppan CFI in accordance with ROC SFAS No. 7.  Under US GAAP, AUO determined that Toppan CFI is a variable interest entity (“VIE”) under FASB ASC Subtopic 810-10, “Consolidation—Overall”, and AUO is considered the primary beneficiary.  Therefore, the Company consolidated Toppan CFI in accordance with FASB ASC Subtopic 810-10 starting from fiscal year 2007.  Under FASB ASC Subtopic 810-10, the assets and liabilities of the VIE are recorded at fair value (including the portion attributable to noncontrolling interests).  Under ROC GAAP, when the acquirer’s interest in the acquiree is less than 100 percent, assets and liabilities are adjusted to reflect fair value only to the extent of the acquirer’s interest in the acquiree.

(p)	Goodwill

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, our assessment of impairment includes identifying the goodwill-allocated cash generating unit (“CGU”), determining the recoverable amount of the CGU and comparing the recoverable amount with the carrying value of CGU.  The recoverable amount is the higher of the value in use (discounted entity specific future cash flows) and the fair value less costs to sell.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company has determined that it has two CGUs under ROC GAAP, and two reporting units under US GAAP, which are Display business unit (“Display”) and Solar business unit (“Solar”), for purposes of testing goodwill for impairment.  Under US GAAP, pursuant to FASB ASC Topic 350, “Intangibles–Goodwill and others”, impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.  Under US GAAP, the goodwill impairment test is a two-step test.  The first step, the Company compares the fair value of each reporting unit with its carrying amount on a US GAAP basis on the impairment evaluation date to determine if goodwill is potentially impaired.  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company proceeds to perform step two of the impairment test (i.e., measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  Unlike ROC GAAP, a “value in use” type of measurement in not applicable in determining fair value of the report unit.  Under US GAAP, fair value of the reporting unit is the price that would be received to sell the reporting unit in an orderly transaction between market participants at the measurement based on market participant assumptions utilizing observable inputs to the extent possible.  AUO has determined the fair value under US GAAP of the Display reporting unit in 2010 using a discounted cash flow approach based on market participant assumptions.  If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.  The Company performs its annual impairment review of goodwill at June 30 and when a triggering event occurs between annual impairment test dates.

The Company entered the solar business with its acquisition of M. Setek in October, 2009.  The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no goodwill was recognized.  Therefore, there is no need to test the Solar reporting unit for goodwill impairment because there is no goodwill allocated to it.

The Company performed an analysis at June 30, 2010 to evaluate the potential impairment of the Display’s reporting unit goodwill.  In addition, for the purpose of analyzing the reasonableness of the fair value of the Display reporting unit derived from the discounted cash flow approach, management also utilized the Company’s market capitalization at June 30, 2010 based on the quoted market price of the Company’s shares, adjusted it by an appropriate control premium and also determined the fair value of the Solar reporting unit using the discounted cash flow approach.  The estimated fair value of the Solar reporting unit was then deducted from the adjusted market capitalization of the Company to arrive at another estimate of the fair value of the Display reporting unit.  Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits.  To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry.  Based on management’s assessments, the estimated fair value of the Display reporting unit exceeded its carrying amount at June 30, 2010.  Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test under FASB ASC Topic 350 was not necessary. In addition, no trigger events occurred between annual impairment test dates.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2009, Under US GAAP, management determined that the Company in essence only has one reporting unit for purposes of testing goodwill for impairment, which is the enterprise as a whole.  On June 30, 2009, management compared the carrying amount of total stockholders’ equity consolidated on a US GAAP basis to market value based on the quoted market price of the Company’s shares on the date of assessment to determine if goodwill is potentially impaired.  Management did the test again for goodwill impairment on December 31, 2009. Based on the assessments mentioned above, management concluded that goodwill was not impaired under both ROC GAAP and US GAAP.

During the fourth quarter of 2008, the global financial crisis had a significant adverse effect on the Company’s quoted market price.  At December 31, 2008, the market capitalization of the Company dropped below the carrying amount of stockholders’ equity, which necessitated an additional test for goodwill impairment at the 2008 year-end.  Consequently, the Company performed an analysis at the 2008 year-end to evaluate the potential impairment of the Company’s goodwill.  Based on management’s assessment, the Company’s fair value exceeded the carrying amount of the Company’s stockholders’ equity at December 31, 2008.  Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test under FASB ASC Topic 350 was not necessary.

(q)	Potential antitrust loss

Under ROC GAAP, the provision for potential antitrust losses is usually recognized in the consolidated statement of operations as a non-operating expense.

Under US GAAP, the provision for potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

(r)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income (loss) attributable to the stockholders of AU Optronics Corp.

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp., ROC GAAP	21,267,386	(26,769,335)	6,692,657	229,673
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
-Amortization of intangible assets	(1,049,496)	-	-	-
-Depreciation	(22,266)	(79,663)	(36,311)	(1,246)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31,
2008	2009	2010
NT$	NT$	NT$	US$
	(in thousands, except for per share data)
-Disposals of available-for-sale securities	14,030	136,731	-	-
-Impairment of available-for-sale securities	(182,466)	-	-	-
Acquisition method of accounting for acquisition of M. Setek
-Impairment loss	-	653,609	-	-
-Re-measurement loss	-	(1,445,660)	-	-
-Gain on bargain purchase	-	162,682	-	-
Acquisition method of accounting for others	-	41,099	10,515	361
b) Noncontrolling interests
-Decrease in ownership not resulting in loss of control	-	28,323	(124,845)	(4,284)
c) Compensation
-Remuneration to directors and supervisors	13,397	-	-	-
-Employee bonuses
-Adjustment to fair value	(6,520,538)	(216,324)	-	-
d) Long-term equity investments
-Investment losses	(192,840)	(36,241)	30,426	1,044
-Impairment loss	(1,928,709)	-	-	-
d) Deconsolidation of subsidiary	-	-	362,842	12,452
e) Convertible bonds	1,252,181	-	(678,777)	(23,294)
g) Pension expense	2,307	1,979	1,707	58
h) Depreciation of buildings	(1,728,045)	(2,209,816)	(2,367,968)	(81,262)
i) Hedging derivative financial instruments	32,625	(32,625)	-	-
j) Compensated absences expense	80,470	(230,102)	(41,294)	(1,417)
l) Escalation adjustment of rent expense	2,129	2,129	2,129	73
m) Tax effect of the above US GAAP adjustments	430,476	1,031,220	920,039	31,573
m) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(80,789)	(96,163)	(54,527)	(1,871)
m) 10% surtax on undistributed retained earnings and others	1,699,802	387,836	(472,270)	(16,207)
Net income (loss) attributable to stockholders of AU Optronics Corp., US GAAP	13,089,654	(28,670,321)	4,244,323	145,653

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31,
2008	2009	2010
NT$	NT$	NT$	US$

Earnings (loss) per share:
Basic	1.52	(3.26)	0.48	0.02
Diluted	1.49	(3.26)	0.48	0.02
Weighted-average number of shares outstanding (in thousands):
Basic	8,606,669	8,785,178	8,827,046
Diluted	8,817,625	8,785,178	8,827,046

(2) Reconciliation of consolidated equity attributable to the stockholders of AU Optronics Corp.:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Equity attributable to stockholders of AU Optronics Corp., ROC GAAP	262,087,137	268,160,933	9,202,503
a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	375,660
- Other assets	(106,890)	(143,200)	(4,914)
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	653,609	653,609	22,430
- Re-measurement loss	(1,445,660)	(1,445,660)	(49,611)
- Gain on bargain purchase	162,682	162,682	5,583
Acquisition method of accounting for other	41,099	51,614	1,771
d) Subsidiaries and long-term equity investments
-Adjustment for changes in investees’ equity	756,923	1,540,365	52,861
-Deconsolidation of subsidiary	-	359,902	12,351
d) Cumulative translation adjustments	38,603	38,346	1,316
e) Convertible bonds	-	(780,564)	(26,787)
g) Defined benefit plan
- Accrued pension cost	(20,698)	(19,002)	(652)
- Recognition of funded status under FASB ASC Subtopic 715-60	(375,411)	(756,028)	(25,945)
h) Accumulated depreciation of buildings	(8,489,509)	(10,857,477)	(372,597)
j) Accrued compensated absences	(391,808)	(433,102)	(14,863)
l) Accrued rental expense and adjustment to land cost	(96,539)	(94,410)	(3,240)
m) Deferred income tax assets and liabilities	2,508,712	3,005,319	103,134
Equity attributable to stockholders of AU Optronics Corp., US GAAP	266,268,982	270,390,059	9,279,000

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	US GAAP condensed consolidated financial statements

(1)	Condensed consolidated balance sheets

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Assets
Current assets	195,902,913	205,289,002	7,044,921
Long-term investments	12,505,585	17,995,672	617,559
Property, plant and equipment, net	385,571,559	376,453,239	12,918,780
Goodwill and intangible assets	25,036,528	24,834,781	852,257
Other assets	7,125,197	7,481,711	256,751
Total Assets	626,141,782	632,054,405	21,690,268

Liabilities and Equity
Current liabilities	203,120,887	190,887,914	6,550,718
Long-term liabilities	145,004,401	157,792,751	5,414,988
Equity attributable to stockholders of AU Optronics Corp.	266,268,982	270,390,059	9,279,000
Noncontrolling interests	11,747,512	12,983,681	445,562
Total Liabilities and Equity	626,141,782	632,054,405	21,690,268

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

  (2)        Condensed consolidated statements of operations

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Net sales	423,928,193	358,732,803	467,157,964	16,031,502
Cost of goods sold	380,968,342	357,966,412	435,549,584	14,946,794
Gross profit	42,959,851	766,391	31,608,380	1,084,708
Operating expenses	22,811,722	29,076,075	26,209,188	899,423
Operating income (loss)	20,148,129	(28,309,684)	5,399,192	185,285
Non-operating income (expenses), net	(4,061,975)	(1,352,661)	69,188	2,374
Income (loss) before income taxes	16,086,154	(29,662,345)	5,468,380	187,659
Income tax expense (benefit)	2,579,576	(1,359,533)	745,015	25,567
Net income (loss)	13,506,578	(28,302,812)	4,723,365	162,092
Less net income attributable to noncontrolling interests	416,924	367,509	479,042	16,439
Net income (loss) attributable to stockholders of AU Optronics Corp.	13,089,654	(28,670,321)	4,244,323	145,653

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

  (3)       Condensed consolidated statements of comprehensive income (loss) under US GAAP

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in thousands)

Net income (loss) attributable to stockholders of AU Optronics Corp.	13,089,654	(28,670,321)	4,244,323	145,653
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	(727,376)	226,874	186,593	6,403
Unrealized gains (losses) on securities	(1,693,174)	1,680,476	(725,095)	(24,883)
Cumulative translation adjustments	1,277,232	(611,237)	(634,165)	(21,763)
Defined benefit plan	(18,548)	(120,856)	(298,456)	(10,242)
Other comprehensive income (loss), net of tax	(1,161,866)	1,175,257	(1,471,123)	(50,485)
Comprehensive income (loss) attributable to stockholders of AU Optronics Corp.	11,927,788	(27,495,064)	2,773,200	95,168

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in thousands)

Net income attributable to noncontrolling interests	416,924	367,509	479,042	16,439
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	-	123	34	1
Unrealized gains on securities	-	135	592	21
Cumulative translation adjustments	32,727	(73,534)	33,342	1,144
Defined benefit plan	(1,432)	(2,269)	(3,965)	(136)
Other comprehensive income (loss), net of tax	31,295	(75,545)	30,003	1,030
Comprehensive income attributable to noncontrolling interests	448,219	291,964	509,045	17,469

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Changes in equity attributable to AU Optronics Corp., noncontrolling interests and total equity under US GAAP

	Years ended December 31, 2008, 2009 and 2010
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)

Balance at January 1, 2008	291,865,822	8,842,012	300,707,834
Employees’ profit sharing—cash	(1,624,832)	(19,571)	(1,644,403)
Capitalization of employee stock bonus	11,093,538	-	11,093,538
Cash dividends	(19,670,577)	(110,823)	(19,781,400)
Issuance of stock for conversion of bonds	151,793	-	151,793
Issuance of stock from exercise of employee stock option	26,609	-	26,609
Proceeds from subsidiaries capital increase	-	40,000	40,000
Other changes in equity	(378,273)	(1,462,624)	(1,840,897)
Comprehensive income:
Net income	13,089,654	416,924	13,506,578
Other comprehensive income, net of tax:
Derivative and hedging activities	(727,376)	-	(727,376)
Unrealized losses on securities	(1,693,174)	-	(1,693,174)
Cumulative translation adjustments	1,277,232	32,727	1,309,959
Defined benefit plan	(18,548)	(1,432)	(19,980)
Comprehensive income	11,927,788	448,219	12,376,007
Balance at December 31, 2008	293,391,868	7,737,213	301,129,081
Employees’ profit sharing—cash	2,226,093	-	2,226,093
Cash dividends	(2,551,716)	-	(2,551,716)
Net transfer from noncontrolling interest	31,232	(31,232)	-
Proceeds from subsidiaries capital increase	-	2,445,262	2,445,262
Effect of inclusion of newly consolidated subsidiaries	-	1,762,956	1,762,956
Other changes in equity	666,569	(458,651)	207,918
Comprehensive income (loss):
Net income (loss)	(28,670,321)	367,509	(28,302,812)
Other comprehensive income, net of tax:
Derivative and hedging activities	226,874	123	226,997
Unrealized gains on securities	1,680,476	135	1,680,611
Cumulative translation adjustments	(611,237)	(73,534)	(684,771)
Defined benefit plan	(120,856)	(2,269)	(123,125)
Comprehensive income (loss)	(27,495,064)	291,964	(27,203,100)
Balance at December 31, 2009	266,268,982	11,747,512	278,016,494

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Years ended December 31, 2008, 2009 and 2010
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)

Cash dividends	-	(238,860)	(238,860)
Net transfer from noncontrolling interest	1,143,234	(1,143,234)	-
Proceeds from subsidiaries capital increase	-	4,338,348	4,338,348
Effect of deconsolidation of subsidiary	(2,940)	(3,870,141)	(3,873,081)
Other changes in equity	207,583	1,641,011	1,848,594
Comprehensive income (loss):
Net income	4,244,323	479,042	4,723,365
Other comprehensive income, net of tax:
Derivative and hedging activities	186,593	34	186,627
Unrealized gains (losses) on securities	(725,095)	592	(724,503)
Cumulative translation adjustments	(634,165)	33,342	(600,823)
Defined benefit plan	(298,456)	(3,965)	(302,421)
Comprehensive income	2,773,200	509,045	3,282,245
Balance at December 31, 2010	270,390,059	12,983,681	283,373,740
Balance at December 31, 2010 (in US$)	9,279,000	445,562	9,724,562

(5)	Condensed consolidated statements of cash flows

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net cash provided by (used in):
Operating activities	132,044,194	58,566,108	90,852,162	3,117,782
Investing activities	(101,242,355)	(68,550,309)	(87,866,077)	(3,015,308)
Financing activities	(37,473,199)	11,467,617	1,393,867	47,833
Effect of exchange rate change on cash and cash equivalents	216,450	525,198	(327,772)	(11,248)
Net change in cash and cash equivalents	(6,454,910)	2,008,614	4,052,180	139,059
Cash and cash equivalents at beginning of year	89,889,607	83,434,697	85,443,311	2,932,166
Cash and cash equivalents at end of year	83,434,697	85,443,311	89,495,491	3,071,225

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Additional US GAAP disclosure

(1)	Available-for-sale securities

The Company holds marketable securities that are classified as available-for-sale securities.  Information on available-for-sale securities held at each balance sheet date is as follows:

	Cost	Fair value	Total unrealized gains	Total unrealized losses
	NT$	NT$	NT$	NT$
		(in thousands)
Long-term investments:
As of December 31, 2009	539,292	2,012,265	1,473,354	381
As of December 31, 2010	633,807	1,373,687	761,964	22,084

Gross unrealized losses on available-for-sale securities for which other-than-temporary impairment has not been recognized at December 31, 2009 and 2010, relate to investments that had been in a continuous unrealized loss position for less than 12 months.

Information on the sale of available-for-sale securities for the years ended December 31, 2008, 2009 and 2010, is summarized as follows.  The costs of the securities sold were determined on a weighted-average basis.

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2008	270,250	40,475	58
For the year ended December 31, 2009	939,158	374,372	-
For the year ended December 31, 2010	716,751	547,892	-

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Allowance for doubtful accounts, and sales returns and discounts (including related parties)

A roll-forward of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Allowance for doubtful accounts, and sales returns and discounts:
Balance at beginning of year	1,572,215	1,244,468	214,327	7,355
Provisions charged to earnings	2,606,923	620,393	2,035,875	69,865
Write-offs	(2,934,670)	(1,650,534)	(1,382,000)	(47,426)
Balance at end of year	1,244,468	214,327	868,202	29,794

(3)	Pension-related benefits

(i)	Defined benefit pension plans in Taiwan

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

Net periodic benefit cost for AUO’s and Toppan CFI’s defined benefit pension plans amounted to NT$15,661 thousand, NT$14,409 thousand and NT$24,773 (US$850) thousand for the years ended December 31, 2008, 2009 and 2010, respectively.

AUO and Toppan CFI use a measurement date of December 31 for their plans.

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	1,057,377	1,265,483	43,428
Service cost	8,077	7,596	261
Interest cost	26,435	28,473	977
Actuarial loss	173,594	392,726	13,477
Projected benefit obligation at end of year	1,265,483	1,694,278	58,143

The accumulated benefit obligation for the pension plans was NT$588,596 thousand and NT$789,509 (US$27,094) thousand at December 31, 2009 and 2010, respectively.

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	1,111,106	1,254,680	43,057
Actual return on plan assets	23,213	19,429	667
Actual contributions	120,361	112,709	3,868
Fair value of plan assets at end of year	1,254,680	1,386,818	47,592

Plan assets only contain a pension fund (the “Fund”), as mandated by the ROC Labor Standards Law.  The government is responsible for the administration of the fund and determination of the investment strategies and policies.  AUO and Toppan CFI contribute an amount equal to 2% of salaries paid every month to the Fund as required by the law.  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name with Bank of Taiwan.  Additional contributions may be required in the future in order to provide for unfunded obligations.

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

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the amounts recognized related to AUO’s and Toppan CFI’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Funded status－plan assets less than benefit obligations	(10,803)	(307,460)	(10,551)
Accrued liability	(10,803)	(307,460)	(10,551)

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Prepaid pension cost (accrued liability) at beginning of year	53,730	(10,803)	(371)
Net periodic benefit cost	(14,409)	(24,773)	(850)
Actual contributions	120,361	112,709	3,868
Pension liability adjustments under FASB Topic 715-60	(170,485)	(384,593)	(13,198)
Accrued liability at end of year	(10,803)	(307,460)	(10,551)

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Service cost	8,116	8,077	7,596	261
Interest cost	29,547	26,435	28,473	977
Expected return on plan assets	(28,408)	(27,881)	(28,172)	(967)
Amortization of net transition cost	288	323	323	11
Amortization of net loss	-	-	83	3
Recognized net actuarial loss	6,118	7,455	16,470	565
Net periodic benefit cost	15,661	14,409	24,773	850

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2008	2009	2010

Discount rate	2.50%	2.25%	2.00% – 2.25%
Rate of increase in compensation levels	2.50% – 3.00%	3.00%	3.00% – 4.00%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2008	2009	2010

Discount rate	3.00%	2.50%	2.25%
Rate of increase in compensation levels	2.00% – 3.50%	2.50% – 3.00%	3.00%
Expected long-term rate of return on plan assets	2.50%	2.25% – 2.50%	2.00%

According to applicable regulations in the Republic of China, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

AUO and Toppan CFI contributed NT$112,709 (US$3,868) thousand to the pension plans in 2010, and anticipate contributing NT$112,709 thousand to the plans in 2011.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2011	27,534	945
2012	6,566	225
2013	11,417	392
2014	55,760	1,914
2015	31,952	1,096
2016-2020	247,669	8,499

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The expected benefits are estimated based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2010 and include estimated future employee service.

(ii)	Defined benefit pension plans in Japan

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at October 1, 2009	157,667	-	-
Projected benefit obligation at beginning of year	-	163,842	5,623
Service cost	5,936	25,552	877
Interest cost	788	3,522	121
Actuarial loss	(532)	(2,772)	(95)
Benefit paid	(17)	(17,160)	(589)
Effect of exchange rate	-	12,259	420
Projected benefit obligation at end of year	163,842	185,243	6,357

The accumulated benefit obligation for the pension plans was NT$143,406 thousand and NT$161,539 (US$5,544) thousand at December 31, 2009 and 2010, respectively.

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Fair value of plan assets at October 1, 2009	31,870	-	-
Fair value of plan assets at beginning of year	-	32,635	1,120
Actual return on plan assets	(403)	929	32
Actual contributions	1,185	4,994	171
Benefit paid	(17)	(4,035)	(138)
Effect of exchange rate	-	2,443	84
Fair value of plan assets at end of year	32,635	36,966	1,269

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the amounts recognized related to M. Setek’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(131,207)	(148,278)	(5,088)
Accrued liability	(131,207)	(148,278)	(5,088)

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Accrued liability at October 1, 2009	(125,796)	-	-
Accrued liability at beginning of year	-	(131,207)	(4,503)
Net periodic benefit cost	(6,665)	(28,811)	(989)
Benefit paid		13,126	451
Actual contributions	1,185	4,994	172
Pension liability adjustments under FASB Topic 715-60	69	3,438	118
Effect of exchange rate	-	(9,818)	(337)
Accrued liability at end of year	(131,207)	(148,278)	(5,088)

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)

Service cost	5,936	25,552	877
Interest cost	788	3,522	121
Expected return on plan assets	(59)	(263)	(9)
Net periodic benefit cost	6,665	28,811	989

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2009	2010
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.2% – 5.55%	1.2% – 5.55%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2009	2010
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.2% – 5.55%	1.2% – 5.55%
Expected long-term rate of return on plan assets	0.75%	0.75%

M. Setek contributed NT$4,994 (US$171) thousand to the pension plans during the year of 2010, and anticipates contributing NT$4,994 thousand to the plans in 2011.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2011	2,004	69
2012	5,720	196
2013	8,933	307
2014	2,993	103
2015	17,678	607
2016 - 2020	50,567	1,735

The expected benefits are estimated based on the same assumptions used to measure   M. Setek’s benefit obligation at December 31, 2010 and include estimated future employee service.

(4)	Income taxes

(i)	The sources of income (loss) before taxes are summarized as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Domestic operations	13,629,712	(34,957,294)	5,104,098	175,158
Foreign operations	2,456,442	5,294,949	364,282	12,501
	16,086,154	(29,662,345)	5,468,380	187,659

The components of the provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense (benefit):
Domestic	2,060,713	(13,453)	1,092,315	37,485
Foreign	144,502	698,484	809,077	27,765
Deferred income tax expense (benefit):
Domestic	538,317	(1,816,893)	(749,520)	(25,721)
Foreign	(163,956)	(227,671)	(406,857)	(13,962)
Income tax expense (benefit)	2,579,576	(1,359,533)	745,015	25,567

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) as reported under US GAAP for 2008, 2009 and 2010 was as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	4,021,538	(7,415,586)	929,624	31,902
Decrease (increase) in investment tax credits, including amounts that expired unused (a)	(8,506,844)	2,664,946	3,581,523	122,908
Increase (decrease) in valuation allowance (a)	4,937,090	2,259,473	(5,010,968)	(171,962)
Tax exemption	(2,975,267)	-	(303,655)	(10,421)
Employee bonuses	1,630,135	-	-	-
Tax on undistributed retained earnings	2,126,739	667	876,762	30,088
Effect of changes in statutory income tax rate	-	2,321,716	1,552,898	53,291
Effect of different subsidiary income tax rate	304,656	341,515	555,907	19,077
Tax holiday (b)	(404,133)	(832,894)	(477,400)	(16,383)
Impairment loss on domestic marketable securities and domestic equity-method investee	723,837	-	-	-
Permanent differences	478,850	(284,628)	(481,927)	(16,538)
Others	242,975	(414,742)	(477,749)	(16,395)
Income tax expense (benefit)	2,579,576	(1,359,533)	745,015	25,567

(a)
For the years ended December 31, 2008, 2009 and 2010, investment tax credits that expired unused amount to NT$69,492 thousand, NT$6,680,020 thousand and NT$6,220,123 (US$213,457) thousand, respectively. Valuation allowances had previously been recognized for these deferred tax assets.  Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

(b)	Under preferential tax policies previously available to foreign-invested enterprises and foreign enterprises in China, some subsidiaries located in China were entitled to tax holidays. The Company will no longer be eligible for the abovementioned income tax holidays starting from 2013. The per share effect of the tax holidays for the years ended December 31, 2008, 2009 and 2010 were NT$0.05, NT$0.09 and NT$0.05 (US$0.002), respectively.

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	The components of deferred income tax assets and liabilities were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	1,061,836	1,042,378	35,771
Unrealized loss and expenses	3,809,103	3,159,902	108,439
Other current liabilities	601,826	492,195	16,891
Investment tax credits	17,757,976	14,331,405	491,812
Net operating loss carryforwards	6,685,747	6,709,035	230,235
Convertible bonds	28,178	217,709	7,471
Property, plant and equipment	2,628,148	4,846,254	166,309
Others	1,137,926	1,594,440	54,717
Gross deferred tax assets	33,710,740	32,393,318	1,111,645
Valuation allowance	(19,855,487)	(17,588,929)	(603,601)
Net deferred tax assets	13,855,253	14,804,389	508,044

Deferred tax liabilities:
Long-term investment—equity method	(1,672,344)	(1,560,617)	(53,556)
Goodwill	(839,121)	(865,881)	(29,715)
Property, plant and equipment	(1,453,849)	(1,087,019)	(37,303)
Cumulative translation adjustments	(381,087)	(264,676)	(9,083)
Others	(283,602)	(505,190)	(17,337)
Total deferred tax liabilities	(4,630,003)	(4,283,383)	(146,994)
Net deferred tax assets	9,225,250	10,521,006	361,050

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits are utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards, net of the existing valuation allowance at December 31, 2010.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward or reversal periods are reduced.

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation allowance at December 31, 2010, represented the amount of tax benefits related to investment tax credit carryforwards which management determined are not more likely than not to be realized due, in part, to projections of future taxable income.  As of December 31, 2008, 2009 and 2010, the increase (decrease) in valuation allowance amounted to NT$3,108,708 thousand, NT$3,230,638 thousand and NT$(2,266,558) (US$(77,782)) thousand, respectively.

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings. As of December 31, 2009 and 2010, NT$6,029,659 thousand and NT$640,750 thousand of such investment tax credits have expired unutilized.  Any further subsequent recognition of tax benefit related to valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations under FASB ASC Topic 805.

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis between current and noncurrent deferred tax assets for the relevant jurisdiction.  As of December 31, 2009 and 2010, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
		(in thousands)

Deferred tax assets—current	5,365,909	5,909,322	202,790
Deferred tax assets—noncurrent	8,294,282	8,705,191	298,737
Deferred tax liabilities—current	(22,182)	(219,309)	(7,526)
Deferred tax liabilities—noncurrent	(4,412,759)	(3,874,198)	(132,951)
	9,225,250	10,521,006	361,050

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Summary of total income taxes (benefit):

In 2008, 2009 and 2010, the total income taxes (benefit) were allocated as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Income tax expense (benefit) from continuing operations	2,579,576	(1,359,533)	745,015	25,567
Other comprehensive income	183,268	(179,004)	(91,798)	(3,150)
Tax benefit allocated to reduce goodwill	(1,524,387)	-	-	-
Total income tax expense (benefit)	1,238,457	(1,538,537)	653,217	22,417

(iv)	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	709,134	-	3,368	116
Increase related to prior-year tax positions	-	3,368	11,270	387
Decrease related to prior-year tax positions	(309,327)	-	-	-
Settlements	(399,807)	-	(3,368)	(116)
Balance at end of year	-	3,368	11,270	387

In 2009 and 2010, the income tax authorities in Taiwan completed the examination of AUO’s income tax returns for 2007 and 2008, respectively.  As a result of the examination, the Company increased the accrued liability for unrecognized tax benefits related to prior-year tax positions for an amount of NT$3,368 thousand and NT$11,270 (US$387) thousand, respectively.  As of December 31, 2010, the Company did not have significant unrecognized tax benefits and does not expect any significant change in the unrecognized tax benefits within the next 12 months.

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2009 and 2010, the components of property, plant and equipment were as follows:

	December 31, 2009
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	7,805,694	-	7,805,694
Buildings	89,175,146	(21,493,284)	67,681,862
Machinery and equipment	620,736,569	(354,761,499)	265,975,070
Other equipment and general assets	43,179,551	(35,406,845)	7,772,706
Construction in progress	9,773,502	-	9,773,502
Prepayments for purchases of land and equipment	26,562,725	-	26,562,725
	797,233,187	(411,661,628)	385,571,559

	December 31, 2010
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	8,071,084	-	8,071,084
Buildings	112,993,562	(27,428,557)	85,565,005
Machinery and equipment	659,723,809	(442,656,492)	217,067,317
Other equipment and general assets	54,108,133	(45,352,643)	8,755,490
Construction in progress	2,718,857	-	2,718,857
Prepayments for purchases of land and equipment	54,275,486	-	54,275,486
	891,890,931	(515,437,692)	376,453,239

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	The changes in the components of accumulated other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation adjustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2007	185,286	1,582,165	1,046,065	(123,519)	2,689,997
Net current-period change	(727,376)	(1,693,174)	1,277,232	(18,548)	(1,161,866)
Balance at December 31, 2008	(542,090)	(111,009)	2,323,297	(142,067)	1,528,131
Net current-period change	226,874	1,680,476	(611,237)	(120,856)	1,175,257
Balance at December 31, 2009	(315,216)	1,569,467	1,712,060	(262,923)	2,703,388
Net current-period change	186,593	(725,095)	(634,165)	(298,456)	(1,471,123)
Balance at December 31, 2010	(128,623)	844,372	1,077,895	(561,379)	1,232,265

The related income tax effects allocated to each component of other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	For the year ended December 31, 2008
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	(961,446)	234,070	(727,376)
Unrealized gains on securities	(1,652,757)	-	(1,652,757)
Less: reclassification adjustment for gains realized in income	(40,417)	-	(40,417)
Cumulative translation adjustments	1,702,116	(424,884)	1,277,232
Defined benefit plan	(26,094)	7,546	(18,548)
Net current-period changes	(978,598)	(183,268)	(1,161,866)

	For the year ended December 31, 2009
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	299,014	(72,140)	226,874
Unrealized losses on securities	2,054,848	-	2,054,848
Less: reclassification adjustment for gains realized in income	(374,372)	-	(374,372)
Cumulative translation adjustments	(809,581)	198,344	(611,237)
Defined benefit plan	(173,656)	52,800	(120,856)
Net current-period changes	996,253	179,004	1,175,257

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2010
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	218,750	(32,157)	186,593
Unrealized gains on securities	(177,203)	-	(177,203)
Less: reclassification adjustment for gains realized in income	(547,892)	-	(547,892)
Cumulative translation adjustments	(655,625)	21,460	(634,165)
Defined benefit plan	(400,951)	102,495	(298,456)
Net current-period changes	(1,562,921)	91,798	(1,471,123)

There are no tax effects from realized or unrealized gains (losses) on available-for-sale securities since capital gains (losses) on Republic of China securities are not taxable (deductible) in Taiwan.

(7)	Operating segment information

Prior to fiscal year 2010, the Company reported one operating segment comprising the design, develop, manufacture and sale of flat panel displays.  In response to the acquisition of M. Setek in 2009 and the subsequent expanded investments in solar business, the Company changed its internal reporting structure to provide more disaggregated financial information to the Chief Operating Decision Maker ("CODM").  This change resulted in two operating segments: Display and Solar.  The display segment generally is engaged in the design, development, production, assembly and marketing flat panel displays.  The solar segment primarily is engaged in the design, manufacturing and sale of single crystal silicon wafers, ingots and solar modules, as well as providing technical engineering services in clean energy business.  Because of the change in reportable segments, the corresponding segment information for 2009 and 2008 has been restated to be consistent with the current segment reporting structure.

The CODM assesses the performance of the operating segments based on segment sales and segment profit and loss.  The accounting policies for the operating segments are the same as those described in Note 3.  Intersegment sales are accounted for in a manner similar to sales to third parties and at current market prices.  Segment profit and loss is determined on a basis that is consistent with how the Company reports operating income (loss) on an ROC GAAP basis in its consolidated statements of operations.  Operating income (loss) excluded income taxes, interest income and expense, foreign currency transactions gains and losses, equity in the earnings (losses) of affiliates, deprecation of idle assets, asset impairment losses, provisions for potential litigation losses, gains and losses on valuations of financial instruments and sales of investment securities, and other income and expenses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Most of the segment and entity wide information required to be disclosed under US GAAP is included in Note 26.  Following is additional segment and entity wide information required to be disclosed under US GAAP.

(i)	Net sales and segment operating income (loss) for the years ended December 31, 2008, 2009 and 2010 were as follows:

	For the year December 31, 2008
	Display	Solar	Adjustments and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)

Net sales	423,928,193	-	-	423,928,193
Segment operating income	33,092,258	-	-	33,092,258
Other non-operating loss, net				(6,821,347)
Consolidated income before income tax				26,270,911
Depreciation and amortization	81,188,432	-	-	81,188,432

	For the year December 31, 2009
	Display	Solar	Adjustments and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)

Net sales from external customers	357,033,516	2,297,829	-	359,331,345
Sales from transactions with other operating segments	-	33,799	(33,799)	-
Total segment sales	357,033,516	2,331,628	(33,799)	359,331,345
Segment operating loss	(13,949,232)	(1,289,819)	-	(15,239,051)
Other non-operating loss, net				(12,028,350)
Consolidated loss before income tax				(27,267,401)
Depreciation and amortization	88,590,459	1,517,152	-	90,107,611

(Continued)

	For the year December 31, 2010
	Display	Solar	Adjustments and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)

Net sales from external customers	456,725,565	10,432,399	-	467,157,964
Sales from transactions with other operating segments	-	233,402	(233,402)	-
Total segment sales	456,725,565	10,665,801	(233,402)	467,157,964
Segment operating income (loss)	13,102,670	(2,606,006)	-	10,496,664
Other non-operating loss, net				(1,900,683)
Consolidated income before income tax				8,595,981
Depreciation and amortization	86,656,429	2,479,273	-	89,135,702

The CODM reviews the consolidated total assets information but does not receive asset information by operating segment.  Consequently, no operating segment asset information is disclosed.

(ii)	The sales for principal products comprised the follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Panels for computer products:
Panels for notebook computers	81,101	60,432	70,390	2,415
Panels for desktop monitors	93,097	68,431	77,942	2,675
Total panels for computer products	174,198	128,863	148,332	5,090
Panels for LCD televisions	188,846	166,407	228,644	7,847
Panels for consumer electronics products	55,579	46,940	56,402	1,936
Others(1)	5,305	17,121	33,780	1,159
Total	423,928	359,331	467,158	16,032

(1)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots, and from service charges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Basic and diluted (L) EPS

Basic (L) EPS for years 2008, 2009 and 2010 were computed as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp.	13,089,654	(28,670,321)	4,244,323

Weighted-average number of shares outstanding during the year—retroactively adjusted:
Shares of common stock at beginning of year	7,865,201	8,505,720	8,827,046
Employee stock options	419	-	-
Issuance of common stock for conversion of bonds	2,398	-	-
Issuance of shareholders’ stock dividends and employee stock bonus	487,971	279,458	-
Retroactive adjustment for capitalization of retained earnings	250,680	-	-
	8,606,669	8,785,178	8,827,046
Basic (L) EPS:
Net income (loss)	1.52	(3.26)	0.48

Diluted (L) EPS for years 2008, 2009 and 2010 were computed as follows:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp. for computing diluted EPS:
Net income (loss)	13,089,654	(28,670,321)	4,244,323
Effect of dilutive potential common stock related to convertible bonds	39,792	-	-
	13,129,446	(28,670,321)	4,244,323

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
	(in thousands, except for per share data)

Weighted-average number of shares outstanding during the year—retroactively adjusted (including the effect of dilutive potential common stock):
Shares of common stock at beginning of year	7,865,201	8,505,720	8,827,046
Employee stock options	419	-	-
Issuance of common stock for conversion of bonds	2,398	-	-
Issuance of shareholders’ stock dividends and employee stock bonus	487,971	279,458	-
Effect of dilutive potential common stock related to stock options	104	-	-
Effect of dilutive potential common stock related to convertible bonds	204,708	-	-
Retroactive adjustment of capitalization of retained earnings	256,824	-	-
	8,817,625	8,785,178	8,827,046

Diluted (L)EPS:
Net income (loss)	1.49	(3.26)	0.48

As of December 31, 2009 and 2010, the zero coupon convertible bond with a principal amount of NT$2,690,900 thousand and NT$24,622,400 (US$844,969) thousand, respectively, which can be converted to 73,083 thousand shares, and 132,467 thousand shares, respectively, was not included in the computation of diluted earnings per share due to its anti-dilutive effect.

(9)	Goodwill and other intangible assets

(i)	Goodwill

There is no change in the carrying amount of goodwill for the years ended December 31, 2009 and 2010.

As of December 31, 2009 and 2010, the carrying amount of goodwill both amounted to NT$22,227,327 (US$762,777) thousand.

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Other intangible assets

Details of the other intangible assets were as follows:

	December 31, 2009
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	23,110,842	20,301,641	2,809,201
Core technologies	3,675,700	3,675,700	-
	26,786,542	23,977,341	2,809,201

	December 31, 2010
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	23,563,620	20,956,166	2,607,454	89,480
Core technologies	3,675,700	3,675,700	-	-
	27,239,320	24,631,866	2,607,454	89,480

Patents and licensing fees have a weighted-average amortization period of approximately eight years.  Core technologies have a weighted-average useful life of three years.

Amortization expense on intangible assets amounted to NT$2,981,572 thousand, NT$1,630,962 thousand and NT$654,525 (US$22,461) thousand for the years ended December 31, 2008, 2009 and 2010, respectively.

(continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2010, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	NT$	US$
	(in thousands)

2011	412,346	14,151
2012	397,183	13,630
2013	362,672	12,446
2014	263,266	9,034
2015	240,996	8,270
Thereafter	930,991	31,949
Total	2,607,454	89,480

(10)	Fair value measurements

The Company adopted FASB ASC Topic 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  On January 1, 2009, the Company adopted the provisions of FASB ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.  FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (i.e., Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

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

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2010.

		Fair value measurements at reporting date using
	December 31, 2009	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)*
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	378,252	-	378,252	-
Interest rate swap contracts	3,963	-	3,963	-
Options contracts	9,743	-	9,743	-
Available-for-sale financial assets－noncurrent	2,012,265	2,012,265	-	-
Financial assets carried at cost－noncurrent	484,009	-	-	484,009

Liabilities:
Foreign currency forward contracts	933,289	-	933,289	-
Interest rate swap contracts	515,847	-	515,847	-
Options contracts	154,513	-	154,513	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		Fair value measurements at reporting date using
	December 31, 2010	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)*
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	425,443	-	425,443	-
Options contracts	1,822	-	1,822	-
Available-for-sale financial assets－noncurrent	1,373,687	1,373,687	-	-
Financial assets carried at cost－noncurrent	896,294	-	-	896,294

Liabilities:
Foreign currency forward contracts	102,455	-	102,455	-
Interest rate swap contracts	361,889	-	361,889	-
Options contracts	180,020	-	180,020	-
Embedded derivative instrument liabilities	142,868	-	142,868	-

The consolidated financial statements as of and for the years ended December 31, 2009 and 2010 do not include any nonrecurring fair value measurements relating to assets or liabilities.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table reconciles the Company’s Level 3 fair value measurement from December 31, 2008 to December 31, 2010:

Assets
NT$ (in thousands)
Financial asset carried at cost-noncurrent:
Balance at December 31, 2008	583,197
Total realized and unrealized losses	(95,573)
Purchases	40,000
Sales	(4,293)
Transfer out	(39,322)
Balance at December 31, 2009	484,009
Purchases	658,959
Sales	(445)
Transfer out	(246,229)
Balance at December 31, 2010	896,294

Investment in securities with a fair value of $285,431 (US$9,795) thousand were transferred from Level 3 to Level 1 during the year of 2010 as a result of increased activity in the market for securities that were not being actively traded in the prior year.

(11)	Summarized US GAAP financial information about equity-method investees:

As of and for the year ended December 31, 2008
NT$ (in millions)

Current assets	92,391
Noncurrent assets	80,219
Current liabilities	85,029
Long-term liabilities	30,836
Noncontrolling interests	7,737
Stockholders’ equity	49,008
Net sales	210,901
Gross profit	16,667
Net loss	(7,524)

In 2009 and 2010, none of the Company’s equity-method investees, either individually or in the aggregate, was material in relation to the financial position and results of operations of the Company.