Form 20-F
period 2011-12-31
AU OPTRONICS CORP
filed 2012-04-27
CIK 1172494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one):

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. These forward-looking statements are based on our beliefs and assumptions and the information available to us from other sources we believe to be reliable as of the date these disclosures were prepared and we undertake no obligation to update these forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	litigation and regulatory investigations against us;

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our dependence on a small number of customers for a substantial portion of our net sales;

•	our ability to allocate capacity efficiently and in a timely manner;

•	our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to expand into new businesses, industries or internationally;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB”) amounts, Japanese Yen (“JPY” or “YEN”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$30.27 to US$1.00, RMB6.29 to US$1.00, JPY76.98 to US$1.00, and EUR0.77 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2011. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 31, 2012, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$29.50 to US$1.00, RMB6.30 to US$1.00, JPY82.41 to US$1.00, and EUR0.75 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report:

1.	“Acer Display” refers to Acer Display Technology, Inc.;

2.	“ADSs” refers to our American Depository Shares;

3.	“ADTT” refers to Advanced Display Technologies of Texas, LLC;

4.	“AFPD” refers to AFPD Pte., Ltd.;

5.	“AMOLED” refers to active-matrix organic light emitting diode;

6.	“AMVA” refers to AUO Advanced Multi-domain Vertical Alignment;

7.	“Anvik” refers to Anvik Corporation;

8.	“Apeldyn” refers to Apeldyn Corporation;

9.	“AT&T” refers to AT&T Corporation and its affiliates;

10.	“BenQ” refers to BenQ Corporation;

11.	“BMC” refers to BenQ Material Corp.;

12.	“BTA” refers to the basic tax amount;

13.	“Cando” refers to Cando Corporation Ltd.;

14.	“CCFL” refers to cold cathode fluorescent lamps;

15.	“Changhong Electrics” refers to Changhong Electrics (Sichuan) Co., Ltd.;

16.	“China” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

17.	“Code” refers to the Internal Revenue Code of 1986, as amended;

18.	“Convertible Securities” refers to bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants;

19.	“Delaware Court” refers to the United States District Court for the District of Delaware;

20.	“DG COMP” refers to the Commission of the European Communities Directorate-General for Competition;

21.	“DTC” refers to The Depository Trust Company;

22.	“Eidos” collectively refers to Eidos Display, LLC and Eidos III, LLC;

23.	“fabs” refers to fabrication plants;

24.	“FDTC” refers to Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited);

25.	“Federal Reserve Board” refers to the Federal Reserve System of the United States;

26.	“Forhouse” refers to Forhouse Corporation;

27.	“FSC” refers to the ROC Financial Supervisory Commission;

28.	“Hitachi” refers to Hitachi Displays Ltd.;

29.	“IBTA Statute” refers to the Statute of Income Basic Tax Amount;

30.	“ITC” refers to the United States International Trade Commission;

31.	“IEL” refers to inorganic electroluminescent;

32.	“Investment Regulations” refers to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals;

33.	“KFTC” refers to the Korea Fair Trade Commission;

34.	“large-size panels” refers to panels ten inches and above in diagonal length;

35.	“LED” refers to light emitting diodes;

36.	“Lextar” refers to Lextar Electronics Corp.;

37.	“LG Display” or “LGD” refers to LG Display Co., Ltd.;

38.	“M. Setek” refers to M. Setek Co., Ltd.;

39.	“Mainland Investor Regulations” refers to Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

40.	“MIP” refers to Memory in Pixel;

41.	“mm” refers to millimeters;

42.	“MOEAIC” refers to Investment Commission of Ministry of Economic Affairs;

43.	“Motorola” refers to Motorola Inc.;

44.	“Nokia” refers to Nokia Corporation;

45.	“NYSE” refers to the New York Stock Exchange;

46.	“non-ROC resident” means you are not a resident of the ROC;

47.	“Northern California Court” refers to the United States District Court for the Northern District of California;

48.	“OLED” refers to an organic light emitting diode;

49.	“our” refers to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise;

50.	“our company” refers to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise;

51.	“PDP” refers to a plasma discharge panel;

52.	“PFIC” refers to a passive foreign investment company;

53.	“PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

54.	“QDI” refers to Quanta Display Inc.;

55.	“QDIIs” refers to qualified domestic institutional investors;

56.	“QCSZ” refers to Qisda (Suzhou) Co., Ltd.;

57.	“Qisda” refers to Qisda Corporation;

58.	“Raydium” refers to Raydium Semiconductor Corporation;

59.	“ROC” refers to the island of Taiwan and the areas under the effective control of the Republic of China;

60.	“ROC GAAP” refers to the generally accepted accounting principles in the ROC;

61.	“ROC government” refers to the government of the Republic of China;

62.	“Samsung” refers to Samsung Electronics Co., Ltd.;

63.	“SEC” refers to The United States Securities and Exchange Commission;

64.	“SED” refers to surface-conduction electron-emitter;

65.	“Sharp” refers to Sharp Corporation;

66.	“Small- to medium-size panels” refer to panels which are under ten inches in diagonal length;

67.	“subsidiary” refers to companies owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise;

68.	“SPTL” refers to SunPower Technology, Ltd., a subsidiary of SunPower Corporation;

69.	“Taiwan” refers to the island of Taiwan and the areas under the effective control of the Republic of China;

70.	“TCL Huizhou” refers to TCL King Electrical Appliance (Huizhou) Co., Ltd.;

71.	“Thomson” or “Thomson Licensing” collectively refer to Thomson Licensing SAS and Thomson Licensing LLC;

72.	“Toppan CFI” refers to Toppan CFI (Taiwan) Co., Ltd.;

73.	“TMD” refers to Toshiba Mobile Display;

74.	“us” refers to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise;

75.	“U.S. DOJ” refers to the United States Department of Justice;

76.	“UNIPAC” refers to Unipac Optoelectronics Corp.; and

77.	“we” refers to AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2009, 2010, and 2011 and selected consolidated balance sheet data as of December 31, 2010 and 2011 set forth below have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 and selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 have been derived from our audited consolidated financial statements that have not been included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

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

	Year Ended and As of December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Statements of Operations:
ROC GAAP
Net sales	480,183.6	423,928.2	359,331.3	467,158.0	379,711.9	12,544.2
Gross profit (loss)	86,178.2	55,327.9	7,040.9	36,298.6	(28,187.3)	(931.2)
Operating expenses	22,903.5	22,235.6	22,279.9	25,801.9	29,471.2	973.6
Operating income (loss)	63,274.8	33,092.3	(15,239.1)	10,496.7	(57,658.5)	(1,904.8)
Earnings (loss) before income tax	58,563.8	26,270.9	(27,267.4)	8,596.0	(65,652.1)	(2,168.9)
Income tax (expense) benefit	(2,087.9)	(4,629.1)	22.6	(1,187.9)	4,205.1	138.9
Net income (loss)	56,475.9	21,641.8	(27,244.8)	7,408.1	(61,447.0)	(2,030.0)
Weighted average shares outstanding—Basic	8,695.1	8,760.3	8,796.7	8,827.0	8,827.0	8,827.0
Weighted average shares outstanding—Diluted(1)	9,115.8	9,111.1	8,796.7	8,990.5	8,827.0	8,827.0
Earnings (loss) per share—Basic	6.49	2.43	(3.04)	0.76	(6.94)	(0.23)
Earnings (loss) per share—Diluted(1)	6.16	2.34	(3.04)	0.70	(6.94)	(0.23)
Earnings (loss) per ADS equivalent—Basic	64.88	24.28	(30.43)	7.58	(69.40)	(2.29)
Earnings (loss) per ADS equivalent—Diluted(1)	61.64	23.39	(30.43)	6.98	(69.40)	(2.29)
Consolidated Balance Sheets:
ROC GAAP
Current assets	217,878.3	146,293.1	196,460.8	204,985.6	202,673.9	6,695.5
Property, plant and equipment	363,835.1	389,348.3	390,750.1	383,867.7	358,479.0	11,842.7

	Year Ended and As of December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and per share and per ADS data)
Consolidated Balance Sheets:
ROC GAAP (continued)
Goodwill and intangible assets	19,554.4	15,548.1	14,293.3	14,062.0	15,428.1	509.7
Total assets	617,459.2	566,935.6	622,612.8	629,315.8	612,778.1	20,243.7
Current liabilities	174,520.9	152,484.7	202,725.4	189,378.6	204,179.9	6,745.3
Long-term liabilities	142,097.2	115,170.9	144,829.2	157,287.0	186,158.7	6,149.9
Total liabilities	316,639.4	267,676.9	347,693.8	346,991.2	391,501.2	12,933.6
Capital stock	78,177.1	85,057.2	88,270.5	88,270.5	88,270.5	2,916.1
Total stockholders’ equity	300,819.9	299,258.7	274,919.0	282,324.6	221,276.9	7,310.1
Other Financial Data:
ROC GAAP
Gross margin(2)	17.9%	13.1%	2.0%	7.8%	(7.4%)	(7.4%)
Operating margin(3)	13.2%	7.8%	(4.2)%	2.2%	(15.2%)	(15.2%)
Net margin(4)	11.8%	5.1%	(7.6)%	1.6%	(16.2%)	(16.2%)
Capital expenditures	65,136.7	98,355.2	61,046.9	84,621.0	56,919.6	1,880.4
Depreciation and amortization	81,705.6	81,188.4	90.107.6	89,135.7	88,752.4	2,932.0
Cash dividend paid	1,514.8	19,670.6	2,551.7	—	3,530.8	116.6
Cash flows from operating activities	156,926.9	132,057.5	57,041.0	90,735.6	14,515.1	479.5
Cash flows from investing activities	(66,123.1)	(101,257.4)	(66,616.7)	(87,218.3)	(57,829.0)	(1,910.4)
Cash flows from financing activities	(44,816.6)	(37,435.6)	11,925.3	878.2	45,835.9	1,514.2
Segment Data:
ROC GAAP
Net sales
Display business	480,183.6	423,928.2	357,033.5	456,725.6	366,482.6	12,107.1
Solar business	—	—	2,297.8	10,432.4	13,229.3	437.1
Operating income (loss)
Display business	63,274.8	33,092.3	(13,949.3)	13,102.7	(54,433.2)	(1,798.3)
Solar business	—	—	(1,289.8)	(2,606.0)	(3,225.3)	(106.5)

The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Statements of Operations:
US GAAP
Net sales	480,184.3	423,928.2	358,732.8	467,158.0	379,711.9	12,544.2
Gross profit (loss)	73,179.3	42,959.9	766.4	31,608.4	(34,317.7)	(1,133.7)
Operating expenses	21,328.3	22,811.7	29,076.1	26,209.2	33,450.6	1,105.1
Operating income (loss)	51,851.0	20,148.1	(28,309.7)	5,399.2	(67,768.3)	(2,238.8)
Earnings (loss) before income tax and non-controlling interests	48,434.3	16,086.2	(29,662.3)	5,468.4	(69,623.8)	(2,300.1)
Income tax (expense) benefit	(3,053.1)	(2,579.6)	1,359.5	(745.0)	(11,492.4)	(379.7)
Non-controlling interests in (loss) income	25.7	416.9	367.5	479.0	(167.9)	(5.5)
Net income (loss) attributable to stockholders of AU Optronics Corp.	45,355.5	13,089.7	(28,670.3)	4,244.3	(80,948.2)	(2,674.2)
Weighted average shares outstanding—Basic	8,409.6	8,606.7	8,785.2	8,827.0	8,827.0	8,827.0
Weighted average shares outstanding—Diluted(1)	8,818.3	8,817.6	8,785.2	8,827.0	8,827.0	8,827.0
Earnings (loss) per share—Basic	5.39	1.52	(3.26)	0.48	(9.17)	(0.30)
Earnings (loss) per share—Diluted(1)	5.17	1.49	(3.26)	0.48	(9.17)	(0.30)
Earnings (loss) per ADS equivalent—Basic	53.93	15.21	(32.63)	4.81	(91.70)	(3.03)
Earnings (loss) per ADS equivalent — Diluted(1)	51.67	14.89	(32.63)	4.81	(91.70)	(3.03)
***
Consolidated Balance Sheets:
US GAAP
Current assets	215,929.0	145,522.3	195,902.9	205,289.0	200,534.2	6,624.8
Property, plant and equipment	361,197.2	383,958.1	385,571.6	376,453.2	348,452.7	11,511.5
Goodwill and intangible assets	30,334.7	26,399.4	25,036.5	24,834.8	26,199.3	865.5

	Year Ended and As of December 31,
	2007	2008	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
Consolidated Balance Sheets:
US GAAP (continued)
Total assets	623,655.0	568,985.6	626,141.8	631,122.3	595,060.7	19,658.4
Current liabilities	180,765.1	152,647.2	203,120.9	190,887.9	205,026.8	6,773.3
Long-term liabilities	142,182.1	115,209.3	145,004.4	156,860.7	187,559.2	6,196.2
Total liabilities	322,947.2	267,856.5	348,125.3	347,748.6	392,586.0	12,969.5
Non-controlling interests in subsidiaries	8,842.0	7,737.2	11,747.5	12,983.6	14,816.0	489.4
Total equity attributable to stockholders of AU Optronics Corp	291,865.8	293,391.9	266,269.0	270,390.1	187,658.7	6,199.5
Other Financial Data:
US GAAP
Gross margin(2)	15.2%	10.1%	0.2%	6.8%	(9.0%)	(9.0%)
Operating margin(3)	10.8%	4.8%	(7.9)%	1.2%	(17.8%)	(17.8%)
Net margin(4)	9.4%	3.1%	(8.0)%	0.9%	(21.3%)	(21.3%)
Capital expenditures	65,300.5	98,330.6	61,331.5	85,427.7	57,488.0	1,899.2
Depreciation and amortization	84,984.5	83,680.4	91,506.9	91,420.9	91,314.5	3,016.7
Cash flows from operating activities	156,942.2	132,044.2	58,566.1	90,852.2	14,429.3	476.7
Cash flows from investing activities	(66,313.7)	(101,242.4)	(68,550.3)	(87,866.1)	(58,072.7)	(1,918.5)
Cash flows from financing activities	(44,816.6)	(37,473.2)	11,467.6	1,393.9	45,850.0	1,514.7

(1)	Diluted earnings per share in 2009 under both ROC GAAP and US GAAP were not calculated due to the anti-dilutive effect of stock options and convertible bonds. Diluted earnings per share in 2010 under US GAAP and 2011 under both ROC GAAP and US GAAP were not calculated due to the anti-dilutive effect of convertible bonds.
(2)	Gross margin is calculated by dividing gross profit (loss) by net sales.
(3)	Operating margin is calculated by dividing operating income (loss) by net sales.
(4)	Net margin is calculated by dividing net income (loss) by net sales.

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

	Exchange Rate
	Average	High		Low		Period-End
	(or month-end rates for years
2007	NT$32.85	NT$	33.41	NT$	32.26	NT$	32.43
2008	31.52		33.55		29.99		32.76
2009	32.96		35.21		31.95		31.95
2010	31.49		32.43		29.14		29.14
2011	29.38		30.67		28.50		30.27
October	30.26		30.67		29.86		29.91
November	30.22		30.43		30.02		30.31
December	30.25		30.38		30.10		30.27
2012 (through March 31, 2012)	29.67		30.28		29.37		29.50
January	29.99		30.28		29.61		29.61
February	29.53		29.65		29.37		29.37
March	29.52		29.61		29.37		29.50

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

If we are found to have violated antitrust and competition laws, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.

We are involved in a number of legal proceedings concerning matters arising from our business and operations. In particular, there have been numerous anti-trust proceedings and investigations, criminal, civil, and/or administrative concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. On March 14 (Taiwan time), 2012 we received the verdict for charges against us and certain of our executives made by the United States Department of Justice. See “Item 8. Financial Information—8.A.7. Litigation.” for a discussion of certain legal proceedings in which we are involved. If we are found to have violated any antitrust and/or competition law, we will likely have to pay a fine, penalty and/or damages. Certain of our current or former officers and/or employees have been, and may also be, indicted in certain jurisdictions for possible violations of antitrust and/or competition laws, and the individuals indicted may be held criminally liable and subject to imprisonment or fines or both. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The display panel industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in declines in average selling prices. For example, on a year-to-year basis, average selling prices of our large-size panels decreased by 24.4% in 2011 compared to 2010, decreased by 0.3% in 2010 compared to 2009, and decreased by 24.9% in 2009 compared to 2008. In addition, capacity expansion currently being undertaken or anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry due to scheduled ramp-up of new fabs, and any large increases in capacity that may create could further drive down the average selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technology advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced into the market, such prices decline over time and in certain cases, very rapidly, as a result of market competition. If we are unable to anticipate effectively and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the rate at which we are able to reduce our manufacturing costs, our profit margins will be affected adversely and our results of operations and financial condition may be affected materially and adversely.

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2012 or beyond, the value of the ADSs and our shares may be adversely affected.

Our results of operations have fluctuated in the past. Primarily as a result of the global disruption in financial markets and adverse economic conditions and the decrease in average selling prices for our products, our net sales decreased by 15.2% to NT$359.3 billion in 2009 compared to 2008. We incurred a net loss of NT$27.2 billion in 2009. In 2010, our net sales increased by 30.0% to NT$467.2 billion and our net income increased to NT$7.4 billion compared to a net loss in 2009. In 2011, our net sales decreased by 18.7% to NT$379.7 billion (US$12.5 billion) and we incurred a net loss of NT$61.4 billion (US$2.0 billion). We cannot assure you that we will be profitable in 2012 or beyond. In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing of our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2012 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net sales, gross profit, operating income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to expand capacity, our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand for display panels resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	fines and penalties payable relating to the alleged violation of antitrust and competition laws.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	the cyclical nature of both the industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory;

•	changes in general political, economic, financial and legal conditions; and

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

Our results of operations may be affected adversely if we cannot timely introduce new products or if our new products do not gain market acceptance.

Early product development by itself does not guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. For example, although TFT-LCD technology initially was introduced commercially in the early 1990s, its application to the consumer electronics sector began to gain wide market acceptance only in the last few years. New products are developed in anticipation of future demand. Our delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new product will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

We plan to continue to expand our operations to meet the needs of applications in computer products, consumer electronics, LCD televisions and other markets as demand increases. Because these products, such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players and LCD televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations depend on continuing demand for televisions, notebook computers, desktop monitors and other products with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in televisions, notebook computers, desktop monitors, consumer electronics products and other products with display devices. In particular, a substantial percentage of our sales are derived from our panels and other related products for LCD televisions, which accounted for 48.2%, 50.8% and 43.5% of our net sales in 2009, 2010 and 2011, respectively. A substantial portion of our sales are also derived from our panels used in desktop monitors, which accounted for 19.0%, 16.7% and 15.4% of our net sales in 2009, 2010 and 2011, respectively, and our panels used in notebook computers accounted for 16.8%, 15.1% and 17.8% of our total net sales in 2009, 2010 and 2011, respectively. In addition, our panels used in consumer electronics products accounted for 13.1%, 12.1% and 16.5% of our net sales in 2009, 2010 and 2011. We will continue to be dependent on the growth of the television and personal computer industries for a substantial portion of our net sales, and any downturn in these industries would result in reduced demand for our products, reduced net sales, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

If we are unable to achieve high capacity utilization rates, our results of operations will be affected adversely.

High capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can impact significantly our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on achieving high capacity utilization rates. In turn, our ability to achieve high capacity utilization rates will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices.

Although we achieved high capacity utilization rates in certain quarters in 2009, 2010 and 2011, our results of operations in the past have been adversely affected by low capacity utilization rates. For example, in the first quarter of 2009, we had adjusted our utilization rates to as low as approximately 65%, resulting from a weaker demand caused by the financial crises in the markets in which we operate. We cannot assure you that we will be able to achieve high capacity utilization rates in 2012 or beyond. If we are unable to efficiently ramp-up our advanced production facilities or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our display panel inventory, which we value at the lower of cost or net realizable value.

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

We depend on a small number of customers for a substantial portion of our business. In 2009, 2010 ad 2011, our five largest customers accounted for 37.3%, 39.0% and 36.0%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. For example, Samsung Electronics Co., Ltd. (“Samsung”) accounted for 16.9%, 15.3% and 12.9% of our net sales in 2009, 2010 and 2011, respectively.

As some of our major customers are brand companies that also provide original equipment manufacturing services for other brand companies, such as Samsung, our panels shipped to these customers include both panels ordered for their own account, as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

Our future competitiveness and growth prospects could be affected adversely if we are unable to expand successfully our fabs as planned.

As part of our business growth strategy, we have been undertaking and plan to undertake in the future a number of significant capital expenditure for our fabs. See “Item 4. Information on the Company-4.D. Property, Plants and Equipment-Expansion Projects.”

The successful expansion of our fabs and commencement of commercial production is dependent upon a number of other factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our fabs and commence commercial production, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for the expansion of our fabs on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment or expansion of these fabs. Moreover, the expansion of our fabs may also be disrupted by governmental planning activities. If we face unforeseen disruptions in the installation, expansion and/or manufacturing processes with respect to our fabs, we may not be able to realize the potential gains from the manufacturing of panels and may face disruptions in capturing the growth opportunities.

If capital resources required for our planned growth or development are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. Our ability to expand our production facilities and establish advanced technology fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. In addition, we expect to make capital expenditures in connection with the development of our business, including investments in 2012 in connection with technological upgrade and the enhancement of the value of capacity. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan and strategy;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment;

•	costs of construction and installation;

•	market conditions for financing activities of display panel manufacturers;

•	interest rates and foreign exchange rates; and

•	social, economic, financial, political and other conditions in Taiwan and elsewhere.

If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our planned growth, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. For example, in March 2010, Chimei Innolux Corp. was established as a result of the merger of three Taiwan-based LCD panel makers: Innolux Display Corp., Chi Mei Optoelectronics and TPO Display Corp. The merged entity has overtaken our position as Taiwan’s largest and the world’s third largest LCD panel maker in terms of revenue. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, eighth generation or AMOLED capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the display industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development, including the ability to develop in the new display technology, such as AMOLED;

•	time-to-market; and

•	access to capital.

Our ability to compete successfully in the display industry also depends on factors beyond our control, including industry and general political and economic conditions as well as currency fluctuations.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan, the PRC, Eastern Europe, Mexico and elsewhere, our sales and results of operations could be affected adversely.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC, Eastern Europe, Mexico and elsewhere. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan, the PRC and Eastern Europe, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, Eastern Europe, Mexico and elsewhere, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be affected adversely.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we currently expect to make capital expenditures in connection with technological upgrade and the enhancement of value of capacity. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our planned growth and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

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

We expect to continue to build our solar business in the future and we may need to devote significant additional resources. For example, pursuant to the terms of the joint venture agreement we entered into with SPTL in May 2010, we and SPTL, as of December 31, 2011, each already contributed US$108 million, respectively. Our cash contribution to the joint venture has been funded by our own capital or bank borrowing. Our long-term loans and facilities contain financial and other covenants, and our guidelines for capital lending contain lending restrictions, all of which may restrict our ability to provide debt financing to the joint venture or other activities in connection with our expansion into the solar business.

We cannot assure you that our expansion into the solar business will be successful as we have little experience in this industry. Solar industry demand continues to be largely driven by the availability and size of government and economic incentives related to the use of solar power. These government economic incentives have been reduced and could be further reduced or eliminated, in light of worldwide slow recovery of the economic downturn. In addition, the increasing competition and oversupply in the solar industry have resulted in substantial downward pressure on pricing, which could negatively impact our expansion efforts. Furthermore, we may not be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Technology innovation in the solar industry changes rapidly and constantly and we cannot predict which technology will be the mainstream in the future. As a result, we may invest in research and development of technology that may not succeed or may quickly become obsolete. If any new business in which we invest or which we intend to develop does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisitions or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, we obtained a controlling interest in M. Setek through equity acquisition in 2009. See “Item 4.C. Organizational Structure” and Note 27 to our consolidated financial statements for further information.

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

Any impairment charges or changes in valuation allowance against deferred tax assets may have a material adverse effect on our net income.

Under ROC GAAP and US GAAP, we are required to evaluate our investments, long-lived assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to record an impairment charge. We are also required under ROC GAAP and US GAAP to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. The valuation of goodwill and other long-lived assets is subjective and requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in our stock price and market capitalization. Moreover, the fair value measurement for goodwill uses significant unobservable inputs and reflects our own assumptions, such as revenue growth rate, appropriate discount rate and market trading multiple, etc. Changes in these estimates and assumptions, or changes in actual performance compared with estimates of our future performance, may affect the fair value of goodwill or other long-lived assets, which may result in an impairment charge. See “Item 5. Operating and Financial Review and Prospects —Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Under ROC GAAP, we can determine our valuation allowance for deferred tax assets only based on our projections of future operating profits. However, under US GAAP, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. As our industry is cyclical and our results of operations have fluctuated in the past, we cannot assure you that our projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets will come out the same with the actual operating results in the future. If such valuation allowance against deferred tax assets is recognized, our results of operations and financial position may be affected materially and adversely.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman, Vice-Chairman, Chief Executive Officer and President. We do not carry key person life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. If any of them is unable to devote enough time to our company, our operations may be affected adversely. In addition, several key senior management have been involved in certain legal proceedings. See “Item 8.A.7. Litigation.” If an adverse judgment is rendered against any of our senior management, and any of them may resign or is otherwise no longer able to serve in his capacity as a senior management of our company, our operations may be affected materially and adversely.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and planned growth would be affected adversely.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We also have established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality could suffer. Competition for qualified technical personnel and operators in Taiwan is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require increased numbers of skilled employees for our expansion. If we are unable to attract and retain our technical personnel and other employees, this may affect adversely our business and our operating efficiency may deteriorate.

Potential conflicts of interest with our affiliates may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly and indirectly 7.52% of our outstanding shares as of February 14, 2012 and is also one of our major customers. Qisda and its subsidiaries accounted for 3.4%, 3.1% and 2.7% of our net sales in 2009, 2010 and 2011, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of March 31, 2012, two of our eleven directors are representatives of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman, is also the Chairman of Qisda. Mr. Hui Hsiung, our director, is also the President of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman, also serves as Chairman of BenQ Corporation, a subsidiary of Qisda. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud.

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

To meet our clients’ requirements, we currently are expanding our operations internationally, which may lead to operations across many countries. For example, we have established LCD module-assembly operations in Europe and TV set assembly operations in China and Europe in order to provide more immediate services to our European and Chinese customers. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations and we cannot assure you that we will be able to develop successfully and expand our international operations or that we will be able to overcome the significant obstacles and risks of expanding our overseas operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to disruptions that can significantly increase our production costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment and are modified periodically to improve manufacturing yields and production efficiency. We face the risk of production difficulties from time to time that could cause delivery delays and reduced production yields. These production difficulties include capacity constraints, construction delays, difficulties in upgrading or expanding existing facilities, difficulties in changing our manufacturing technology and delays in the delivery or relocation of specialized equipment. We may encounter these difficulties in connection with the adoption of new manufacturing process technologies. We cannot assure you that we will be able to develop and expand our fabs without equipment delays or difficulties, or that we will not encounter manufacturing difficulties in the future.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver-integrated circuits, cold cathode fluorescent lamps (“CCFL”), polarizer, glass substrates, light emitting diodes (“LED”) and organic light emitting diodes (“OLED”) materials from a limited group of suppliers, both foreign and domestic. For example, in the second half of 2009, we experienced constraints in the supply of glass substrates due to an industry-wide decline in supply and demand outgrowing supply significantly. Our operations would be affected adversely if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and continue to increase our production capacity.

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

If we are unable to obtain equipment and services from our suppliers, we may be forced to delay our planned growth.

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our new capacity and advanced technology tabs. These foreign suppliers also provide assembly, testing and/or maintenance services for our purchased equipment. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our planned growth and impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner for any reasons, our planned growth may be adversely affected. In addition, the availability or the timely supply of equipment and services from our suppliers and vendors also could be affected by factors such as natural disasters. We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, we may be unable to implement our planned growth on schedule or in line with customer expectations and our business may be materially and adversely affected.

If we are unable to manufacture successfully our products within the acceptable range of quality, our results of operations could be affected adversely.

Display panel manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including but not limited to:

•	the level of contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	use of substandard raw materials and components; and

•	inadequate sample testing.

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. We remediate our customers mainly through repairing or replacing the defective products or refunding the purchase price relating to defective products if they are within the warranty period. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yields and high-quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which could affect adversely our results of operations.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. See “4.B. Business Overview—Environmental Matters.” In the past, we incurred small fines for failure to meet certain effluent standards and air pollution control regulations. Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations.

If we violate labor regulations, we may be subject to fines or restrictions that could have an adverse effect on our business, financial condition and results of operations.

We must comply with the various labor regulations in the jurisdictions in which we operate. The cost of compliance with such regulations may increase as regulations change or new regulations are adopted. For instance, China has been experiencing rapid changes in its labor policies and it is uncertain how any such changes in China as well as other jurisdictions will impact our current employment policies and practices. Our employment policies and practices may violate current or future laws and we may be subject to related penalties, fines or legal fees. In addition, compliance with any new labor regulations may increase our operating expenses as we may incur substantial administrative and staffing cost.

Risks Relating to Our Technologies and Intellectual Property

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we continually must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize other display technologies, such as AMVA, 3D and touch technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. As part of our business growth strategy, we have been undertaking and plan to undertake in the future a number of significant capital expenditure for advanced technology fabs and new capacity. See “ Item 4. Information on the Company—4.D. Property, Plants and Equipment—Expansion Projects.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including plasma discharge panel (“PDP”) and organic light emitting device (“OLED”) technologies. We also face competition in the large-size television market from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of performance-to-price ratio. If alternative display technologies gain a larger market share in the market for large-size televisions, our business prospects may be affected adversely.

Another commercially available flat panel technology is OLED. OLED technology is currently primarily used, and is beginning to compete with, TFT-LCD technology in small- to medium-size applications, such as mobile phones, digital still cameras, small-size televisions and tablets. Future development of OLED technology also may allow it to compete with TFT-LCD technology in larger applications such as monitors, notebooks and LCD television and render our products uncompetitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high-quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with Toshiba Mobile Display, Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Semiconductor Energy Laboratory Co., Ltd., Hitachi Displays Ltd. (“Hitachi”), IPS Alpha Technology, Ltd., Sharp Corporation, LG Display, Samsung Electronics and other companies for product and manufacturing process technologies related to the production of certain products including certain display panels. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license or cross license agreements, some of which require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms. If these license agreements are not obtained or renewed on acceptable terms, our business and future results of operations may be affected materially and adversely.

Disputes over intellectual property rights could be costly and deprive us of the technology to stay competitive.

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We currently are involved in intellectual property disputes with several companies. See “Item 8.A.7. Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible;

•	stop shipment to certain areas; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

If our products or manufacturing processes are found to infringe third-party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which in turn could affect materially and adversely our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could affect materially and adversely our results of operations because of the management attention required and legal costs incurred.

Our ability to compete will be harmed if we are unable to protect adequately our intellectual property.

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. Although we have patent applications pending, our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others independently may develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect effectively our intellectual property could harm our business.

Our rapid introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights.

Although we take and will continue to take steps to endeavor that our new products do not infringe upon third-party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third-party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third-party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could affect adversely our business.

We rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. Our current standard employment agreement with our employees contains a confidentiality provision which generally provides that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could affect adversely our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of the relevant agreements and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

Political, Geographical and Economic Risks

The slowdown in the global economy could continue to affect materially and adversely our business, results of operations and financial condition.

The slowdown in the global economy, particularly the sovereign debt crisis in Europe, that has been affecting global business, banking and financial sectors has also affected the market demand and has resulted in a negative impact on electronic products sales from which we generate our income. There continue to be a number of side effects from the slowdown on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If the global economic downturn continues or if any similar economic downturn occurs in the future, our business, results of operations and financial condition may be affected materially and adversely.

Due to the location of our operations in Taiwan, the PRC, Japan, Singapore and Eastern Europe, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, the PRC, Japan, Singapore and Eastern Europe. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. For example, on March 11, 2011, a major earthquake, measuring over 9.0 on the Richter magnitude scale, occurred off the coast of Miyagi, Japan. The earthquake also created a large tsunami which caused extensive damage along Japan’s Pacific coast (including coast along Tokyo), where, in addition to the Sendai fab, M. Setek operates fabs in Soma. Production at these facilities was suspended, but resumed later in 2011 as the local infrastructure has recovered. As of December 31, 2011, expenses resulting from property damage losses and asset impairments have been recognized, and the amount did not have a material impact on our results of operations in 2011. The earthquakes in Japan in 2011 also have not caused any significant impact on obtaining raw materials and components from our suppliers. Taiwan is also a place that is vulnerable to natural disasters. In 2011, approximately 38.3% of our net sales were derived from Taiwan-based customers. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future.

Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire etc. could cause delays or disrupt in production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. Shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business. In addition, our manufacturing processes require a substantial amount of water. Although currently approximately 82.9% of the water used in our production process is recycled, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where several of our principal manufacturing sites are located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional political, regulatory, economic and foreign investment risks.

We have expanded our module-assembly operations to the PRC and increased the registered capital of various PRC operating subsidiaries through cash injection. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future. Our businesses and operations and our future expansion or investment plans in the PRC are affected significantly by political and economic condition, regulatory control and general legal developments in the PRC and other foreign investment risks. The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy and also adjusted its macroeconomic control policies from time to time. These policies have led and may continue to lead to changes in market conditions. For example, as a result of the global financial crisis, the PRC government announced a RMB4 trillion economic stimulus package in 2009 which included some measures favorable to our business, such as subsidies for purchases of televisions in rural areas in China. Although we believe these reforms have had a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

Rapid social, political and economic changes in China may increase our costs of operations and may negatively impact our profitability.

We have established subsidiaries in the PRC, primarily focusing on module-assembly operations and related supporting services. Labor costs in China have historically been available at relatively low cost. However, China has experienced rapid social, political and economic changes in recent years which have led to rising wages. In addition, there has been a growing shortage of blue-collar workers willing to work in China’s factories. As such, we cannot assure you that labor will continue to be available to us in China at a relatively low cost or that changes in labor or other laws will not be enacted which would have a material adverse effect on our current or any future manufacturing operations in China. Rising wages as well as a shortage of labor in China may increase our overall cost of production, cause delays in production and could have a material adverse effect on our results of operations.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other display panel manufacturers that are permitted to establish display panel production operations in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. As of March 31, 2012, we had 17 subsidiaries incorporated in the PRC, primarily focusing on module-assembly operations and related supporting services. For further information of our PRC investments, see “4.C. Organizational Structure.”

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

In March 2011, the MOEAIC further loosened the restrictions on the generation of TFT-LCD technology that can be transferred and manufactured by TFT-LCD plants in China. As a result, TFT-LCD manufacturers may now be granted approval to establish fabs in the PRC with the same generation of manufacturing technology as the fabs they establish in Taiwan. Moreover, the MOEAIC also allowed ROC TFT-LCD manufacturers to make equity investment or merge with companies in the PRC. Due to the further loosened restrictions, we revised our investment plan and submitted an application to the MOEAIC to make an equity investment to establish an 8.5-generation fab in Kunshan, PRC. In June 2011, we received the approval from the MOEAIC for such application.

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

We may not be able to obtain or renew all licenses, approvals or permits necessary for our current and future operations.

Our current and future operations in the ROC, the PRC, Europe and other regions require a number of regulatory licenses, approvals and permits. We cannot assure you that we will be able to obtain licenses, approvals or permits necessary for our operations in the ROC, the PRC, Europe and other regions, or that upon the expiration of our existing licenses, approvals or permits, we will be able to successfully renew them. In addition, if the relevant authorities enact new regulations, we cannot assure you that we will be able to meet successfully such requirements. If we fail to obtain or renew the necessary regulatory licenses, approvals or permits, we may have to cease construction or operation of the relevant projects, be subject to fines, or face other penalties, which could have a material adverse effect on our business, financial condition and results of operations. Even if we already obtained the licenses, approvals and permits, there could be parties or interest groups with different views who may take actions against the renewal of such licenses, approvals and permits, which may have an adverse effect on our business operations.

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 38.3% of our net sales were derived from customers in Taiwan in 2011. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

Taiwan has a unique international political status. The PRC government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of the ROC. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National Peoples’ Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

If economic conditions in Taiwan deteriorate, our current business and future growth could be affected materially and adversely.

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. In Taiwan, the Central Bank of the Republic of China has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation, interest rates and general economic conditions in Taiwan, as well as the global economies. For example, the banking and financial sectors in Taiwan have been harmed seriously by the general economic downturn in Asia and Taiwan in recent years, which has resulted in a volatile property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2011 to December 31, 2011, the Taiwan Stock Exchange Index peaked at 9,145.35 on January 28, 2011, and reached a low of 6,633.33 on December 19, 2011. Over the same period, daily closing values of our shares ranged from NT$11.9 per share to NT$30.4 per share. On March 31, 2012, the Taiwan Stock Exchange Index closed at 7,933.00, and the closing value of our shares was NT$13.65 per share.

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

If the NT dollar or other currencies in which our sales, raw materials and components and capital expenditures are denominated fluctuate significantly against the U.S. dollar or the Japanese yen, our profitability may be affected seriously.

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated mainly in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2011, approximately 90.4 % of our net sales were denominated in U.S. dollars. During the same period, approximately 11.3%, 26.0% and 57.6% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2011, approximately 29.0%, 31.6% and 29.6% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen, and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net sales is derived from sales to customers located outside of Taiwan. In 2009, 2010 and 2011, sales to our overseas customers accounted for 57.2%, 61.8% and 61.7%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and continued military involvement in Iraq and Afghanistan. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties, or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales.

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

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the FSC, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously issued ADSs have been cancelled.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. For example, in 2009, we issued 66.2 million shares to our employees for their services performed in 2008. These stock bonuses amounted to NT$2,009.8 million in 2009. We did not issue shares to our employees in 2010 or 2011. In addition, we assumed two employee stock option plans as a result of the QDI merger in 2006 pursuant to which our full-time employees of our consolidated domestic and foreign subsidiaries were eligible to receive stock option grants. These two employee stock option plans expired in 2008 and 2009, respectively. We did not grant any stock options to our employees in 2010 or 2011. If we issue stock bonuses or stock options to employees in the future, our equity holders may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In October 2010, we issued US$800.0 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. In September 2011, we early redeemed US$100 million of the outstanding bonds at a cost of US$78.7 million. Please refer to note 15 to our consolidated financial statements for more information. As of December 31, 2011, the balance of the outstanding convertible bonds was US$700 million. Moreover, on March 27, 2012, our board of directors resolved that it will be proposed at the shareholders’ meeting in June 2012 to authorize the board of directors, within the limit of 800 million common shares, to issue new common shares in private placement and/or to sponsor issuance of overseas depositary shares, depending on market conditions and our capital needs. The prior issuance of unsecured global convertible bonds as well as the proposed new issuance of common shares could each cause dilution to ADS holders.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person (other than a PRC person) and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals (“the Investment Regulations”). You also will be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Depository & Clearing Corporation book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder would be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

Non-ROC holders of ADSs (other than a PRC person) withdrawing our shares represented by ADSs also are required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations. Generally, the evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder would be able to appoint and obtain approval for such agent in a timely manner.

Also, if any non-ROC person (other than a PRC person) receives more than 10% of our total issued and outstanding shares upon a single withdrawal, such non-ROC person must obtain prior approval from the MOEAIC. There can be no assurance that such withdrawing holder would be able to obtain such approval in a timely manner.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (“the Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) approved by the China Securities Regulatory Commission and registered with the Taiwan Stock Exchange or Taiwan Futures Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal exceeds 10% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

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

Future sales or perceived sales of securities by us, our senior management, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of March 31, 2012, we had an aggregate of 8,827,045,535 shares issued and outstanding, most of which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline.

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

On September 1, 2001, we completed a merger with Unipac Optoelectronics Corp. (“Unipac”) pursuant to a merger agreement dated April 9, 2001, as amended by a supplemental agreement dated May 15, 2001. We changed our name to AU Optronics Corp. on May 22, 2001. Prior to the merger, Acer Display was primarily involved in the design, development, production and marketing of large-size TFT-LCD panels, and Unipac was primarily involved in the design, production and marketing of both small-size and large-size TFT-LCD panels.

On October 1, 2006, we completed our merger with Quanta Display Inc. (“QDI”), a company incorporated in Taiwan that manufactured and assembled TFT-LCD panels. Under the terms of the merger agreement dated April 7, 2006, we offered one share of our common stock for every 3.5 shares of outstanding QDI common stock issuing a total of 1,479,110,029 shares. As of the effective date of the merger, we became the surviving entity and assumed substantially all of the assets, liabilities and personnel of QDI. The merger received shareholder approval of our company and QDI on June 15, 2006, and FSC approval on August 15, 2006. The purpose of the merger was to increase our competitiveness and expand our market share.

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M. Setek, a major polysilicon and solar wafer manufacturer in Japan, through equity investments in 2009. Also, in May 2010, we formed a joint venture with SPTL, a subsidiary of SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia.

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

Our ADSs have been listed on the New York Stock Exchange since May 29, 2002.

See “Item 5.B. Liquidity and Capital Resources—Capital Expenditures” for information concerning our principal capital expenditures.

4.B. Business Overview

Introduction

We operate in two businesses: display business and solar business.

Display business: we design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in computer products (such as notebook computers and desktop monitors) and consumer electronics products (such as mobile phones, digital photo frames, digital still cameras, portable navigation display, and portable DVD players), LCD televisions, automobile and industrial displays, etc.

Solar business: we entered into the solar business at the end of 2008, and have established a vertically integrated solar value chain, including manufacturing and branding capabilities for our solar products. We manufacture upstream products such as polysilicon, ingots and wafers. We also formed a joint venture with SunPower to operate a solar cell manufacturing facility in Malaysia. In addition, we design, develop, and manufacture solar photovoltaic (PV) modules as well as produce solar PV systems and provide various value-added services for solar PV systems projects.

For the year ended December 31, 2011, net sales generated from our display business and solar business were NT$366.5 billion (US$12.1 billion) and NT$13.2 billion (US$0.4 billion), respectively, representing approximately 96.5% and 3.5% of our total net sales, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 25 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab, and we now operate four fifth-generation fabs. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. We also were the first TFT-LCD manufacturer in Taiwan to operate an 8.5-generation fab. New generations of TFT-LCD fabs are equipped to process increasingly larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fabs are designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We operate three fifth-generation fabs that commenced commercial production in March 2003, February 2004 and August 2005, respectively. We also acquired one fifth-generation fab through our merger with QDI in 2006. We operate one sixth-generation fab that commenced commercial production in March 2005 and acquired a second sixth-generation fab through our merger with QDI in 2006. We operate two 7.5-generation fabs that commenced commercial production in June 2006 and April 2009, respectively. We operate two 8.5-generation fabs that commenced commercial production in February 2009 and June 2011, respectively. We operate one 4.5-generation fab as a result of our acquisition of AFPD Pte., Ltd. Our existing principal operations are located at eight principal manufacturing sites in Taiwan, two module-assembly sites in Europe, three module-assembly sites in the PRC, and one module-assembly site in Singapore. See “Item 4. Information on the Company—4.D. Property, Plant and Equipment.”

Effective from September 2011, our display business has been divided into three business groups, namely Video Solutions, Mobile Solutions, and Touch Solutions. The Video Solutions Group covers applications such as LCD televisions and desktop monitors. The Mobile Solutions Group mainly covers applications such as smartphones, notebooks and audio video products. The Touch Solutions Group covers touch panel products. Integrated total solutions will be offered for clients and end customers to enjoy customized value-added services.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display panels for the following principal product categories:

•	Computer products, which typically utilize display panels ranging from 7 inches to 27 inches, primarily for use in notebook computers and desktop monitors.

•

Consumer electronics products, which typically utilize display panels ranging from 1.5 inches to 10.4 inches or above for use in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays, e-readers and portable gaming consoles.

•	LCD televisions, which typically utilize display panels ranging in size from 18.5 inches to 65 inches.

We design, develop and manufacture our panels to address specific needs of the end-products in which they are used, such as thinness, light weight, resolution, color quality, brightness, low power consumption, touch panel features, fast response time, slim form and wide viewing angles. For example, it is important for notebook computer displays to be lightweight and thin and to have low power consumption, while desktop monitors require high brightness and wider viewing angles.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(Panels in thousands)
Panels for Computer Products
Panels for notebook computers	35,225.9	44,825.9	49,246.9

Panels for desktop monitors	27,000.7	31,525.0	28,160.3

Total panels for computer products	62,226.6	76,350.9	77,407.2

Panels for Consumer Electronics Products	232,524.0	225,787.1	192,600.3

Panels for LCD Televisions	23,527.8	32,293.8	31,954.6

Total	318,278.4	334,431.8	301,962.1

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2009		2010	2011
	NT$		NT$	NT$	US$
	(in millions)
Panels for Computer Products
Panels for notebook computers	60,432.0		70,390.3	67,530.0	2,230.9

Panels for desktop monitors	68,431.1		77,942.3	58,406.8	1,929.5

Total panels for computer products	128,863.1		148,332.6	125,936.8	4,160.4

Panels for Consumer Electronics Products	46,939.7		56,401.7	62,832.2	2,075.7

Panels for LCD Televisions(2)	173,144.7		237,262.6	165,275.4	5,460.1

Others(1)	10,383.8		25,161.1	25,667.5	848.0

Total	359,331.3	(3)	467,158.0	379,711.9	12,544.2

(1)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots and from service charges.
(2)	Includes sales from panels, TV sets and other related products for LCD televisions.
(3)	The amount is under ROC GAAP. Under US GAAP, the total amount of net sales was NT$358,732.8 million. The difference was due to a difference in accounting treatment for acquisition date of our equity investment in M. Setek under ROC GAAP versus US GAAP. See note 27 to our consolidated financial statements for information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us.

Computer Products

Panels for Notebook Computers. In 2009, 2010 and 2011, sales of panels for notebook computers accounted for 16.8%, 15.1% and 17.8%, respectively, of our net sales. In 2011, unit sales of our panels for notebook computers were approximately 49.2 million compared to 44.8 million in 2010, and net sales of panels for notebook computers were approximately NT$67.5 billion (US$2.2 billion) compared to NT$70.4 billion in 2010. The increase in unit sales and decrease in net sales in 2011 from 2010, was primarily as a result of declined panel average selling price due to severe competition in the market.

The most commonly produced panel sizes for notebook computers have changed in recent years, partly as a result of migration in TFT-LCD production technology. Our product mix for notebook computers primarily includes 10.1- to 17.3- inch panels. The most commonly produced panel sizes for notebook computers have been 10.1, 14.0 and 15.6 inches. Currently, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 are the most commonly produced sizes for notebook computers, with demand for 17.3-inch panels increasing as well. We typically seek to increase our production of notebook panels of a certain size, one to two quarters ahead of expected product migration towards that panel size.

Panels for Desktop Monitors. In 2009, 2010 and 2011, sales of panels for desktop monitors accounted for 19.0%, 16.7%, and 15.4%, respectively, of our net sales. In 2011, unit sales of our panels for desktop monitors were approximately 28.2 million, compared to 31.5 million in 2010, and net sales of panels for desktop monitors were approximately NT$58.4 billion (US$1.9 billion), compared to NT$77.9 billion in 2010. The decrease in unit sales and net sales in 2011 from 2010, was primarily as a result of a slowdown in consumer IT spending due to the worsening global economy.

The most commonly produced size of desktop monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2011, 18.5-, 21.5-, and 24-inch panels were most commonly produced for desktop monitors.

Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital photo frames, digital still cameras, portable navigation display, portable DVD players, digital camcorders, automobile display, amusement and printer displays. In 2009, 2010 and 2011, sales of panels for consumer electronics accounted for 13.1%, 12.1% and 16.5%, respectively, of our net sales. The markets for our panels for consumer electronics products are typically more stable and less cyclical than the markets for our computer products because of the high level of our involvement in the design process and the customized nature of consumer electronics panels. In 2011, unit sales of our panels for consumer electronics products were approximately 192.6 million, compared to 225.8 million in 2010, and our net sales of consumer electronics products were approximately NT$62.8 billion (US$2.1 billion), compared to NT$56.4 billion in 2010. The decrease in unit sales from 2010 was primarily due to the shift of our focus towards higher end feature products, such as smart phones, which generated higher profit margin and in return, our net sales of consumer electronics products increased.

LCD Televisions

We commenced commercial production of panels for LCD televisions in 2002. Our current portfolio of LCD TV panels consists of 18.5-inch to 65-inch panels. In 2011, approximately 79.8% LCD TV panels we produced were 30 inches and above. In 2009, 2010 and 2011, sales of LCD TV panels accounted for 48.2%, 50.8%, and 43.5% respectively, of our net sales. In 2011, unit sales of our LCD TV panels were approximately 32.0 million, compared to 32.3 million in 2010, and our net sales of LCD TV panels were approximately NT$165.3 billion (US$5.5 billion) compared to NT$237.3 billion in 2010. The decrease in unit sales and net sales from 2010 was primarily due to lower average selling price as a result of the worsening global economy.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers and brand companies. These original equipment manufacturing service providers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. In addition, we seek to strengthen our strategic relationship with Qisda, a TFT-LCD system integrator and a shareholder of our company, to better service the needs of brand customers and to provide them with superior solutions in capturing emerging trends of TFT-LCD applications in consumer markets. By enhancing our strategic relationship with Qisda, we hope to improve our competitiveness vis-à-vis other TFT-LCD manufacturers and to secure potential business opportunities at an early stage. As of December 31, 2011, our equity interest in Qisda remained unchanged at 9.54%.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
Region	Net sales	%	Net sales	%	Net sales	%
	(in NT$ millions, except percentages)
Taiwan	153,643.4	42.8%	178,396.6	38.2%	145,497.8	38.3%
PRC	98,430.5	27.4%	147,491.9	31.6%	107,117.7	28.2%
Korea	26,032.8	7.3%	45,300.1	9.7%	30,797.3	8.1%
Asia(1)	41,023.9	11.4%	62,334.4	13.3%	60,155.2	15.9%
Europe	19,221.8	5.3%	16,199.1	3.5%	13,580.0	3.6%
United States	18,702.2	5.2%	11,698.9	2.5%	13,956.2	3.7%
Others	2,276.7	0.6%	5,737.0	1.2%	8,607.7	2.2%

Total	359,331.3	100.0%	467,158.0	100.0%	379,711.9	100.0%

(1)	Excludes Taiwan, the PRC and Korea.

Our sales in Taiwan, the PRC and Asia, as set forth in the table above, represent a significant portion of our net sales for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

Export sales constitute a significant portion of our total sales volume. In 2009, 2010, and 2011 our total amount of export sales were NT$205,687.9 million, NT$288,761.4 million, and NT$234,214.1 million (US$7,737.5 million), respectively, which constituted 57.2%, 61.8% and 61.7%, respectively, of the total amount of our sales volume.

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

We sell most of our panels for digital still cameras and camcorders to brand companies based in Japan, Europe and the United States. We sell our panels for automobile display primarily to component manufacturers for automotive audio and video products based in the United States, Japan, the PRC and Europe. We sell our panels for portable DVD players primarily to original equipment manufacturing service providers and component manufacturers, most of whom are located in Taiwan, the PRC and other Asian countries.

We sell a significant portion of our panels for mobile device products to mobile phone brand companies and original equipment manufacturing service providers in the United States, Europe, Japan, Korea and the PRC.

As the end-use market continues to grow for LCD television products, we expect to sell a significant amount of LCD television products primarily to brand companies based in Japan, Korea, United States and the PRC. Orders placed by such brand customers have accounted for a significant portion of our net sales in recent years. In addition, average price per panel for LCD television products is higher than notebook and desktop monitors.

A significant portion of our net sales is attributable to a small number of our customers. In 2009, 2010 and 2011, our five largest customers accounted for 37.3%, 39.0% and 36.0%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. For example, Samsung accounted for 16.9%, 15.3% and 12.9% of our net sales in 2009, 2010 and 2011, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four to six months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2011, our reserve for warranties totaled NT$2,685.3 million (US$88.7 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2009, 2010 and 2011 was 44 days, 48 days, and 54 days, respectively. In general, we extend longer credit terms to our large customers compared to our smaller customers. We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors. We have not experienced any material problems relating to customer payments.

Our business is subject to seasonal fluctuations common in the display panel industry, which in turn is affected by the seasonality of demand for consumer- and other end-products produced by our customers. We typically record lower sales of our products in the first calendar quarter (primarily reflecting the smaller number of work days in the quarter) and higher sales in the third and fourth calendar quarters (primarily due to the expected rise in consumer demand as the holiday season approaches). In the case of IT panels for computer products, sales may decrease slightly from the third to the fourth calendar quarter as most back-to-school purchases of computers are made by September. The seasonality of our sales also may be affected by factors such as economic downturn, inventory management by us, our customers and others.

The TFT-LCD Manufacturing Process

The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver-integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in 2003. We also established a color filter production facility at one of our sixth-generation fabs in 2005. In addition, we acquired a color filter production facility along with a sixth-generation fab and one module-assembly facility in 2006 as a result of our merger with QDI. Also in 2006, we established a color filter production facility at our first 7.5-generation fab. Additionally, in 2009 we established a color filter production facility at our second 7.5-generation fab and our first 8.5-generation fab. We also acquired a 4.5-generation fab in 2010 as a commercial result with TMD in Singapore. In order to meet customer requirements, we further established a color filter production facility at our second 8.5-generation fab in 2011.

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, Jiangsu Province, the PRC in 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou. In 2006, we acquired a module-assembly facility in Songjiang, Shanghai, the PRC as a result of our merger with QDI. We commenced commercial production at our module-assembly facility in Xiamen, Fujian Province, the PRC in 2007. We also commenced commercial production at our new module and TV set assembly facility in the Czech Republic in 2008. In addition, we commenced commercial production at a module-assembly facility in Trencin Slovak Republic in 2010. In March 2010, our board of directors and that of TPV Technology Limited approved to establish a joint venture involved in TFT-LCD module production in Gorzow, Poland. In April 2010, our board of directors and that of TCL King Electrical Appliance (Huizhou) Co., Ltd. approved to establish a joint venture involved in TFT-LCD TV panel module production in Huizhou city, Guangdong Province, the PRC. In April 2010, our board of directors and that of Haier Group approved to establish a joint venture involved in TFT-LCD TV panel module production in Qingdao city, Shandong Province, the PRC.

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

We experienced a shortage of glass substrates in both the second half of 2007 and 2009. We have also experienced shortages of other raw materials in the past from time to time. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely affect our gross margins.

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver-integrated Circuits
Asahi Glass	Chisso Corporation	Cando Corporation	BenQ Material Corporation(2)	Coretronic	Renesas Electronics Corporation

Corning Taiwan	DIC Corporation	Dai Nippon Printing	Nitto Denko	BriView Corp.(3)	Novatek

Nippon Electric Glass	Merck	Toray Industries, Inc.	Sumika Technology Co., Ltd.	Forhouse(4)	Orise

		Toppan CFI(1)		Radiant Opto-Electronics	Raydium Semiconductor(5)

(1)	Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”) has been our consolidated subsidiary since 2007.
(2)	BenQ Material Corporation is a subsidiary of one of our major shareholders, Qisda. See “Item 7.B. Related Party Transactions.”
(3)	BriView Corp., previously named Darwin Precisions Corp., is our consolidated subsidiary.
(4)	Forhouse is our investee. See “Item 7.B. Related Party Transactions.”
(5)	Radium Semiconductor is our investee. See “Item 7.B. Related Party Transactions.”

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle approximately 82.9% of the water that we use in production. We use electricity supplied by Taiwan Power Corporation. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outages, power interruptions in general have not materially affected our production processes.

Equipment and Suppliers

We depend on a number of equipment manufacturers that make and sell the equipment that we use in our manufacturing processes. Our manufacturing processes depend on the quality and technological capacity of our equipment. We purchase equipment that is customized to our specific requirements for our manufacturing processes. The principal types of equipment we use to manufacture display panels include chemical vapor deposition equipment, sputters, steppers, developers and coaters.

In 2011, we decreased our equipment purchases from 2010 as a result of on-going macroeconomic concerns. Despite lower capital expenditures, we expect to maintain investments in advanced technology and higher-value products. See “Item 5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. Our principal competitors are:

•	LG Display Co., Ltd. (“LG Display”) and Samsung in Korea;

•	Chimei Innolux Corp., Chunghwa Picture Tubes, Ltd., Hannstar Display Corporation, Wintek Corporation, Giantplus Technology Co., Ltd. and E-Ink Holdings Inc. in Taiwan;

•	Sharp, Toshiba, IPS Alpha Technology, Ltd., Hitachi and Japan Display Inc. in Japan; and

•

BOE Technology Group Co., Ltd., InfoVision Optoelectronics (Kunshan) Co., Ltd., Century Corporation Co., Ltd. China, Shanghai Tianma Micro Electronics Co., Ltd., Shenzhen Tianma Micro Electronics Co., Ltd., Shenzhen China Star Optoelectronics Technology Co., Ltd. and Nanjing CEC-PANDA LCD Technology Co., Ltd. in the PRC.

The principal elements of competition for customers in the display market include:

•	price, based in large part on the ability to ramp-up lower cost, advanced technology production facilities before competitors;

•	product features and quality;

•	customer service, including product design support;

•	ability to keep production costs low by maintaining high yield and operating at full capacity;

•	ability to provide sufficient quantity of products to meet customer demand;

•	quality of the research and development team;

•	time-to-market;

•	superior logistics; and

•	access to capital.

Solar Business

We entered the solar business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009. We have established a vertically integrated solar value chain, including manufacturing and branding capabilities for our solar products.

We manufacture upstream and midstream products such as polysilicon, ingots, wafers and solar cells. Through our acquisition of M. Setek in 2009, we began to operate four fabs in Japan that manufacture polysilicon, ingots, and wafers. Through our subsidiary AUO Crystal Corp., we operate a solar wafer fab and a multi-crystalline ingot growth and squaring fab in Taiwan. In April 2011, also through AUO Crystal Corp., we began construction of a mono-crystalline ingot and wafer fab in Taiwan and we expect mass production to begin in the second quarter of 2012. In May 2010, we formed a joint venture with SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia.

We also design, develop, and manufacture solar PV modules, as well as produce solar PV systems and provide various value-added services for solar PV systems projects. To date, we operate three downstream solar module fabs in the PRC, Czech Republic and Taiwan. A solar PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar PV modules are manufactured with multi-crystalline PV cells and mono-crystalline PV cells. Our PV modules are made with a highly strengthened frame design that enhances their ability to withstand strong wind and vibrations. A solar PV system consists of one or more solar PV modules that are physically mounted and electrically interconnected with system components such as inverters, mounting structures, wiring systems and other devices to produce and store electricity.

We sell our solar PV modules primarily to overseas customers, which include installers, solar PV system integrators, property developers and other value-added resellers, who incorporate our PV modules into large on-grid integrated PV systems with inverters, mounting structures and wiring systems. Starting from February 2012, we began to use “BenQSolar” as our new brand name to market our solar PV products and services, which are sold in various markets worldwide, such as Europe, the United States, Asia and Africa. Also with our efforts to provide value-added services for solar PV systems projects, we have successfully completed and secured solar projects with our global partners in Europe, the United States, Africa and elsewhere.

We expect to continue to build our solar business over the next few years. In 2011, revenues generated from our solar business amounted of NT$13,229.3 million (US$437.1 million) representing 3.5% of our total net sales for 2011.

Quality Control

We have implemented quality inspection and testing procedures at all of our fabs and module-assembly facilities. Our quality control procedures include statistical process controls, which involve sampling measurements to monitor and control the production processes. We perform outgoing quality control based on sampling plans, ongoing reliability tests covering a wide range of application conditions, in-process quality control to prevent potential quality deviations, and other programs designed for process measurement and improvement, reduction of manufacturing costs, maintenance of on-time delivery, increasing in-process production yields and improving field reliability of our products. If a problem is detected, we take steps to contain the problem, conduct defect analyses to identify the cause of the problem and take appropriate corrective and preventive actions.

We visually inspect and test all completed panels to ensure that production standards are met. To ensure the effective and consistent application of our quality control procedures, we provide quality control training to all of our production line employees according to a certification system depending on the particular levels of skills and knowledge required.

We also perform quality control procedures for the raw materials and components used in our products. These procedures include testing samples for large batches, obtaining vendor testing reports and testing to ensure compatibility with other raw materials and components, as well as vendor qualification and vendor ratings. We also implement procedures that manage the flow of any changes in the design, parts, or processes during mass production, in order to avoid problems in product quality and reliability caused by engineering changes, and thus to maintain product and system integrity.

Our quality management system has received accredited International Organization of Standards ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the ISO/TS16949 certifications for most of our facilities that design and manufacture the panel displays. In addition, all of our facilities have been certified as meeting the International Organization of Standards ISO 14001 environmental protection standards and OHSAS 18001 occupational health and safety standard and certain of our facilities have completed ISO 50001 certification for energy management. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, our insurance policies cover the amount equal to the book value of assets. As of December 31, 2011, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$59.8 billion (US$2.0 billion) for all of our inventories and NT$700.6 billion (US$23.1 billion) for our equipment and facilities. In addition, as of December 31, 2011, we had insurance coverage for business interruptions in the aggregate amount of NT$28.4 billion (US$0.9 billion).

In general, we also maintain insurance policies, including director and officer liability insurance, employee group health insurance, travel and life insurance, employer liability insurance, general liability insurance, and policies that provide coverage for risks during the shipment of goods and equipment, as well as during equipment installation at our fabs.

Environmental Matters

Our manufacturing processes involve the use of hazardous materials and generate a significant amount of pollution, including wastewater, solid/liquid waste and air pollution, which are strictly monitored by local environmental protection bureaus. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. To meet ROC environmental standards, we employ various types of pollution control equipment for the treatment of exhaust gases, liquid waste, solid waste and the treatment of wastewater and chemicals in our fabs. We control exhaust gas and wastewater on-site. The treatment of solid and liquid wastes is subcontracted to third parties off-site in accordance with pollution control requirements.

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

Intellectual Property

Overview

As of March 31, 2012, we held a total of 9,206 patents, including 3,461 in the PRC, 3,019 in Taiwan and 2,148 in the United States, as well as 578 in other jurisdictions, including Japan, Korea, the United Kingdom, France, Germany, Hong Kong, Singapore, Canada and India. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2012 through 2031. We also have a total of over 5,000 pending patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, Italy, India, United Kingdom, France, Germany and Korea as of March 31, 2012. In addition, we have registered “AU Optronics” as trademarks in some countries and jurisdictions where we operate, including ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as trademarks in the ROC, PRC, United States, European Union, Japan and Korea.

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

In connection with the settlement of a lawsuit with Sharp Corporation (“Sharp”), we entered into a cross-license agreement with Sharp, effective as of January 1, 2011, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

In connection with the settlement of a lawsuit with LG Display Co., Ltd., (“LGD”) we entered into a cross-license agreement with LGD, effective as of August 8, 2011, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

In connection with the settlement of a lawsuit with Samsung Electronics Co., Ltd. (“Samsung”), we entered into a cross-license agreement with Samsung, effective as of January 1, 2012, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of March 31, 2012.

AU Optronics Corp.
49%
Toppan CFI (Taiwan) Co., Ltd.
100%
Konly Venture Corp.
66.68%
Darshin Microelectronics Inc.
10.88%
BriView Corp. (1)
15.59%
AUO Crystal Corp. (2)
100%
Ronly Venture Corp.
7.01%
BriView Corp. (1)
70.81%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
93.49%
M. Setek Co., Ltd.
50.98%
BriView Corp.(1)
44.35%
BriView (L) Corp. (3)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Sungen Power Corporation
AUO Energy (Suzhou) Corp.
AUO Energy (Tianjin) Corp.
AUO Green Energy Europe B.V.
AUO Green Energy America Corp.
AUO Green Energy Germany GmbH
BriView (Kunshan) Co., Ltd.
BriView (Hefei) Co., Ltd.
BriView (Xiamen) Corp.
BriView (L) Corp. (3)
55.65%
Darwin Precisions (Suzhou) Corp.
Darwin Precisions (Xiamen) Corp.
Darwin Precisions (Chengdu) Corp.
Darwin Precisions (Qingdao) Corp.
Darwin Precisions (Dongguan) Corp.
100%
AU Optronics (L) Corp.
AU Optronics Corporation America
AU Optronics Corporation Japan
AU Optronics Singapore Pte. Ltd.
AU Optronics Europe B.V.
AU Optronics Korea Ltd.
AU Optronics (Shanghai) Co., Ltd.
AU Optronics (Xiamen) Corp.
AU Optronics (Suzhou) Corp. Ltd.
AU Optronics (Czech) s.r.o.
AU Optronics (Slovakia) s.r.o.
AU Optronics Manufacturing (Shanghai Corp.)
51%
BVCH Optronics (Sichuan) Corp.
AFPD Pte., Ltd.
Huizhou Bri-King Optronics Co., Ltd.
49%
AU Optronics (Kunshan) Co., Ltd.

(1) 50.98% held directly by us, 10.88% held indirectly through Konly Venture Corp. and 7.01% held indirectly through Ronly Venture Corp., respectively.
(2) 70.81% held directly by us and 15.59% held indirectly through Konly Venture Corp., respectively.
(3) 55.65% held indirectly through AU Optronics (L) Corp. and 44.35% held indirectly through BriView Corp, respectively.

The following table sets forth summary information for our subsidiaries as of March 31, 2012.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			(in millions)
AU Optronics (L) Corp.	Holding and trading company	Malaysia	US$1,343.2	100%

AU Optronics Corporation America	Sales support in the United States	United States	US$1.0	100	%(1)

AU Optronics Corporation Japan	Sales and sales support in Japan	Japan	JPY40.0	100	%(1)

AU Optronics Europe B.V.	Sales support in Europe	Netherlands	EUR0.05	100	%(1)

AU Optronics Korea Ltd.	Sales support in South Korea	South Korea	KRW173.1	100	%(1)

AU Optronics Singapore Pte. Ltd.	Holding and sales support in South Asia	Singapore	SGD183.4	100	%(1)

AU Optronics (Shanghai) Co., Ltd.	Sales support in the PRC	PRC	RMB21.8	100	%(1)

AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,678.2	100	%(1)

AU Optronics (Suzhou) Corp., Ltd.	Assembly of TFT-LCD modules in the PRC	PRC	RMB1,967.3	100	%(1)

AU Optronics (Czech) s.r.o.	Manufacturing and repair center in Czech Republic and assembly of TFT-LCD modules and solar PV modules	Czech Republic	CZK300.0	100	%(1)

AU Optronics Manufacturing (Shanghai) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	RMB867.0	100	%(1)

AU Optronics (Slovakia) s.r.o.	Assembly of Optoelectronics LCD products in Slovakia and manufacturing and sale of related parts	Slovakia	EUR40.0	100	%(1)

AUO Energy (Suzhou) Corp.	Design and installation of solar modules	PRC	RMB8.2	100	%(8)

AUO Energy (Tianjin) Corp.	Design and installation of solar modules	PRC	RMB111.7	100	%(8)

AUO Green Energy America Corp.	Holding company and sales support in America	United States	US$9.5	100	%(8)

AUO Green Energy Europe B.V.	Holding company and sales support in Europe	Netherlands	EUR0.043	100	%(8)

BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB332.2	100	%(5)

Darwin Precisions (L) Corp.	Holding and trading company	Malaysia	US$85.0	100	%(2)

Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	US$62.0	100	%(3)

Darwin Precisions (Suzhou) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB127.5	100	%(4)

Darwin Precisions (Xiamen) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB506.0	100	%(4)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital	Percentage of Our Ownership Interest
			(in millions)
Darwin Precisions (Chengdu) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB53.9	100	%(4)

Darwin Precisions (Qingdao) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB34.1	100	%(4)

Darwin Precisions (Dongguan) Corp.	Manufacturing, assembly and sale of backlight modules and related components in the PRC	PRC	RMB54.2	100	%(4)

BVCH Optronics (Sichuan) Corp.	Assembly and sale of TFT-LCD modules in the PRC	PRC	RMB100.0	51.0	%(1)

Huizhou Bri-King Optronics Co., Ltd.	Assembly and sale of TFT-LCD modules in the PRC	PRC	RMB81.3	51.0	%(1)

BriView (Kunshan) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB34.1	100	%(5)

BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	RMB196.6	100	%(5)

Konly Venture Corp.	Venture capital investment	ROC	NT$2,700.0	100%

Ronly Venture Corp.	Venture capital investment	ROC	NT$2,500.0	100%

BriView Corp. (formerly Darwin Precisions Corp.)	Manufacturing and sale of backlight modules	ROC	NT$5,460.7	68.86	%(6)

Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	NT$15,363.0	49	%(7)

BriView (L) Corp.	Holding and trading company	Malaysia	US$81.2	100	%(13)

AUO Crystal Corp.	Design and installation of solar modules	ROC	NT$7,750.0	86.40	%(12)

AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of single crystal silicon wafers	Malaysia	US$15.0	100	%(10)

M. Setek Co., Ltd.	Manufacturing of single crystal silicon wafers and ingots and sales of solar modules	Japan	JPY35,183.2	93.49	%(10)

Darshin Microelectronics Inc.	IC design and sales	ROC	NT$80.0	66.68	%(9)

AFPD Pte., Ltd.	Manufacturing LCD panels based on low temperature polysilicon technology	Singapore	US$458.9	100	%(1)

AU Optronics (Kunshan) Co., Ltd.	Manufacturing, assembly and sale of TFT-LCD modules products in the PRC	PRC	RMB1,341.9	49	%(14)

AUO Green Energy Germany GmbH	Sales support in Europe	Germany	EUR0.025	100	%(11)

Sungen Power Corporation	Power generation	ROC	NT$74.0	100%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.
(2)	Indirectly, through our 68.86% ownership of BriView Corp.
(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.

(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.
(5)	Indirectly, through our 100% ownership of BriView (L) Corp.
(6)	50.98% held directly by us, 10.88% held indirectly by Konly Venture Corp. and 7.01% held indirectly by Ronly Venture Corp., respectively.
(7)	We consolidated Toppan CFI (Taiwan) Co., Ltd. in accordance with ROC SFAS No. 7 and FASB ASC Subtopic 810-10 starting from fiscal year 2007. See note 27 to our consolidated financial statements.
(8)	Indirectly, through our 100% ownership of AU Optronics (Singapore) Pte. Ltd.
(9)	Indirectly, through our 100% ownership of Konly Venture Corp.
(10)	Indirectly, through our 86.40% ownership of AUO Crystal Corp., respectively.
(11)	Indirectly, through our 100% ownership of AUO Green Energy Europe B.V.
(12)	70.81% held directly by us and 15.59% held indirectly through Konly Venture Corp., respectively.
(13)	55.65% held indirectly through AU Optronics (L) Corp. and 44.35% held indirectly through BriView Corp., respectively.
(14)	Indirectly, through our 100% ownership of AU Optronics (L) Corp., we consolidated AU Optronics (Kunshan) Co., Ltd. due to our capability of exercising control over the operating, financial and personnel policies of AU Optronics (Kunshan) Co., Ltd.

The following is a summary of our newly established subsidiaries, restructuring and other major organizational activities in 2011 and the first quarter of 2012:

•

BriView Electronics Corp. and BriView Corp. In September, 2011, BriView Electronics Corp. was merged with and into Darwin Precisions Corp., with Darwin Precisions Corp. as the surviving entity. Darwin Precisions Corp. was then renamed as BriView Corp.

•

M. Setek Co., Ltd. In October 2011, AU Optronics (L) Corp. transferred all of its ownership interests in common and preferred shares of M. Setek Co., Ltd. to AUO Crystal Corp. due to group restructuring.

•

AU Optronics (Kunshan) Co., Ltd. In October 2011, AU Optronics (L) Corp. joint ventured with Kunshan Economic and Technical Development Zone Assets Operation Co., Ltd. to invest in AU Optronics (Kunshan) Co., Ltd. with AU Optronics (L) Corp. owning 49% of the shareholding. We plan to establish an 8.5 generation fab in Kunshan, China to produce large-size panels, if market demand allows.

•	AUO Green Energy Germany GmbH In October 2011, we established a wholly owned subsidiary, AUO Green Energy Germany GmbH, which is mainly engaged in the sales support of solar PV modules in Germany.

•

Sungen Power Corporation Sungen Power Corporation was founded in the Taichung Science Park of the Republic of China in January 2011 and we initially owned 50% of the shareholding. On March 27, 2012, we acquired additional 50% of the shareholding; as a result, Sungen Power Corporation was included in our consolidated financial statements since that date. Sungen Power Corporation is mainly engaged in power generation. As of March 31, 2012, the operating activities of Sungen Power Corporation have not started up.

4.D. Property, Plants and Equipment

As of March 31, 2012, we have eight principal manufacturing sites in Taiwan, three module-assembly sites in the PRC, three manufacturing sites in Japan, two module-assembly sites in Europe and one module-assembly site in Singapore.

Principal Facilities

The following table sets forth certain information relating to our principal facilities as of March 31, 2012. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ****
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	162,895	610x720/LTPS 40,000(1)	November 2000	Manufacturing of TFT-LCD panels; business operations; research and development; sales and marketing	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	600x720/60,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC*	162,826	620x750/a-Si 30,000(1) 1,100x1,300/70,000(4)	October 2003 December 2001	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	680x880/60,000(2) 1,100x1,250/50,000(4) 1,100x1,300/70,000(4)	February 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC*	867,955	1,500x1,850/120,000(5)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	1,500x1,850/120,000(5) 1,100x1,300/120,000(4) 1,950x2,250/75,000(6) 1,950x2,250/60,000 (6) 2,200x2,500/40,000(7)	March 2005 August 2005 June 2006 April 2009 February 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

No. 1, Machang Rd. Central Taiwan Science Park, Houli Dist Taichung City 42147, Taiwan, R.O.C.	587,810	2200x2500/20,000(7)	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ****
10 Tampines Industrial Avenue 3 Singapore 528798***	182,943	730x920/LTPS 45,000(3)	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2051)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC*	83,508	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	September 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Turanka 858/98a, Slatina, 627 00 Brno, Czech Republic	9,312	N/A	August 2010	Solar module assembly	• Building is leased (expires in December 2016) • Land is leased (expires in December 2016)

Turanka 856/98d, Slatina, 627 00 Brno, Czech Republic	10,432	N/A	January 2012	Solar module assembly	• Building is leased (expires in December 2016) • Land is leased (expires in December 2016)

Brnianska 1, 91105 Trencin, Slovak Republic	124,819	N/A	April 2010	TFT-LCD module and TV set assembly and related component	• Building is owned • Land is owned

Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan**	36,586.92 (including Kochi Site 1 and Kochi Site 2)	Ingot 300 ton per month	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingot	• Building is owned • Land is owned

Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan**

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) ****
Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan**	47,596.14 (including Soma Site 1 and Soma Site 2)	Polysilicon 530 ton per month	Soma Site 1: October 2007 Soma Site 2: February 2011	Production of polysilicon	• Building is owned • Land is owned

*	Facilities acquired through our merger with QDI.
**	Facilities acquired through our acquisition of M. Setek.
***	Facilities acquired through our acquisition of AFPD Pte., Ltd.
****	Not applicable to polysilicon, silicon wafer, ingot, solar cell and solar module products.
(1)	3.5-generation fab.
(2)	fourth-generation fab.
(3)	4.5-generation fab.
(4)	fifth-generation fab.
(5)	sixth-generation fab.
(6)	7.5-generation fab.
(7)	8.5-generation fab.

Expansion Projects

Set forth below is a description of our principal expansion projects that we expect to finance with cash on hand, cash flow from operations and financing activities, including the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities.

8.5-Generation Fab in Kunshan of China. We plan to establish an 8.5-generation fab in Kunshan, China to produce large-size panels if market demand allows. This 8.5-generation fab is capable of processing substrates with dimensions of 2,200 x 2,500 millimeters with high efficiency and with capabilities of cutting, for example, eighteen 32-inch panels, eight 47-inch panels, or six 55-inch panels. The equipment move-in and ramp-up schedule will be subject to market demand.

4.5-Generation Fab. We acquired the 4.5-generation LTPS (Low Temperature Polysilicon) fab through our acquisition of AFPD Pte., Ltd. in July 2010. The fab was mainly used to produce panels for notebooks, but since the third quarter of 2011, the small and medium panel for smart phones went into mass production and became the main output. We intend to build capacity for producing Organic Light Emitting Diode (OLED) display and touch sensor in this fab if market demand arises. The fab is capable of processing substrates with dimensions of 730x920 millimeters.

We estimate our capital expenditures to be around NT$40.0 billion for 2012, primarily for technological upgrade and the enhancement of value of capacity. The capital expenditures are still preliminary and may change in accordance with actual market conditions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Our operating results are affected by a number of factors, principally by general market conditions, operating efficiency and product mix.

General Market Conditions

The display panel industry in general has been characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in declines in average selling prices. For example, on a year-to-year basis, average selling prices of our large-size panels decreased by 24.4% in 2011 compared to 2010, decreased by 0.3% in 2010 compared to 2009, and decreased by 24.9% in 2009 compared to 2008. We expect average selling prices of panels will fluctuate from time to time due to the change of general market conditions.

Our revenues primarily depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices and volumes. The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. We had a negative gross margin of 7.4% in 2011 compared to a gross margin of 7.8% in 2010, primarily due to the decline in average selling prices and the lower capacity utilization rate caused by the global economic downturn. Our gross margin increased from 2.0% in 2009 to 7.8% in 2010 primarily due to the rise of average selling prices in the first half of 2010.

To meet a potential future increase in demand, many display panel manufacturers, including our company, may expand capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of panels in the future. In addition, we expect that, as is typical in the display panel industry, the average selling prices for our existing product lines will gradually decrease as the cost of manufacturing display panels declines. However, the impact of such decreases may be offset through the development of new products.

Operating Efficiency

Our results of operations have been affected by our operating efficiency. Our operating efficiency is impacted by production yield, cycle time, capacity utilization, production capacity, and other factors.

Our manufacturing processes are highly complex and require advanced and costly equipment. In order to maintain our competitiveness and to meet customer demand, we must routinely upgrade or expand our equipment. Upgrades and implementing new equipment to improve production yields and production efficiency takes time and training and may require adjustments to the manufacturing process. In addition, certain of our customers have different specification requirements than other customers. Specification requests may also require adjustments to or the use of different manufacturing processes which may accelerate or delay production. The turnaround time for production and our capacity utilization is also impacted by the availability of raw materials and components as well as the level of demand for our products.

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2011, we had an annual capacity to produce approximately 25.4 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger size panels command higher prices, but also have higher manufacturing costs. In 2011, an increase in demand for consumer electronics products using larger panels such as digital still camera, smart phone and automobile displays caused a shift in product mix to more medium-sized panels being produced. Net sales of panels for computer products & TV panels represented 84.0%, 82.5% and 76.7% of our net sales in 2009, 2010 and 2011, respectively. This declining trend primarily was due to the increase in sales of panels for consumer electronics products, which represented 13.1%, 12.1% and 16.5% of our net sales in 2009, 2010 and 2011, respectively. Moreover, a strong demand for smart phones contributed to increased net sales of panels for consumer electronics products. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

The movements of the allowance for sales returns and discounts are as follows:

	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	1,145,135	118,329	782,007	25,834
Provision charged to revenue	623,728	2,015,341	2,474,726	81,755
Utilized	(1,650,534)	(1,351,663)	(2,805,707)	(92,689)

Balance at end of year	118,329	782,007	451,026	14,900

The provision made in 2011 decreased as compared with 2010 primarily due to the decreases in sales in 2011. The provision made in 2010 increased as compared with 2009 primarily due to the increases in sales in 2010.

Long-Lived Assets, Excluding Goodwill

Under ROC and US GAAP, we review our long-lived assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets.

Under ROC GAAP, we measure recoverability of our long-lived assets by comparing the carrying amount of an asset to the future net discounted cash flows to be generated by the asset. If the sum of the discounted cash flows is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the assets exceeds its fair value. When circumstances subsequent to the loss recognition indicate that the earlier carrying amount of the asset is recoverable, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under US GAAP, we assess recoverability of our long-lived assets to be held and used by comparing the carrying amount of an asset to its future net undiscounted cash flows. If we consider our assets to be impaired, the impairment we would recognize is the excess of the carrying amount over its estimated fair value derived from discounted cash flow analysis. Such impairment cannot be reversed.

The process of evaluating the potential impairment of long-lived assets requires significant judgment. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. Due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, if our estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of long-lived assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements. Under ROC GAAP, we recognized impairment losses on long-lived assets of nil in both 2009 and 2010 and NT$16.0 million (US$0.5 million) in 2011, classified under non-operating expenses and losses. Under US GAAP, the impairment losses on long-lived assets were not materially different from the amounts recognized under ROC GAAP. We classify impairment losses on long-lived assets and assets held for sale within operating expenses under US GAAP.

Business Combinations and Goodwill

When we acquire businesses, under ROC GAAP, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. Under US GAAP, pursuant to FASB ASC Topic 805, “Business Combinations – a replacement of Statement 141,” the identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination are required to be recognized and measured at “full fair value.” The sum of the fair value of identifiable net assets acquired less the fair value of the non-controlling interests, if any, exceeding the sum of the fair value of the consideration transferred and the fair value of the equity interests held before the business combination is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. Prior to 2010, we determined that we have one cash-generating unit, taken the enterprise as a whole, for purposes of testing goodwill for impairment. As a result of the acquisition of M. Setek in late 2009, we have two cash-generating units, which are the display business unit and the solar business unit, for the purposes of testing goodwill for impairment in 2010 and 2011. The recoverable amount of the cash-generating unit calculated using a cash flow projection of eight years was compared to the carrying value of the cash-generating unit. If the recoverable amount of the cash-generating unit is lower than the carrying amount of the cash-generating unit, an impairment loss is recognized. We test goodwill for impairment annually on June 30 and when a triggering event occurs between annual impairment tests.

Under US GAAP, we also determined that we have two reporting units for purposes of testing goodwill for impairment in 2010 and 2011. We entered the solar business with the acquisition of M. Setek in October, 2009. The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no additional goodwill was recognized. Therefore, there is no need to test the solar reporting unit for goodwill impairment because there is no goodwill allocated to it. Under US GAAP, the goodwill impairment test is a two-step test. We estimated the fair value of the display and solar business reporting units by using the discounted cash flow approach, which we believed we have made reasonable estimates and assumptions in determining the fair value. In addition, for the purpose of analyzing the reasonableness of the fair value determined by the discounted cash flow approach, we also compared the aggregate sum of the fair value measurements of our display and solar reporting units to our market capitalization at June 30, 2011 based on the quoted market price of our shares, adjusted it by an appropriate control premium. To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. An impairment loss will be recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805.

Under ROC GAAP, based on management’s assessment, the estimated fair values of the display and solar cash generating units significantly exceeded their respective carrying amounts at June 30, 2011. Also, under US GAAP, the estimated fair value of the display reporting unit significantly exceeded its carrying amount at June 30, 2011. Therefore, management concluded that goodwill was not impaired.

During the second half of 2011, the quoted market price of our capital shares had sustained a further decline resulting in our market capitalization becoming substantially lower at December 31, 2011. Consequently, management determined the need for an additional test for goodwill impairment at December 31, 2011. As a result of that additional assessment, under ROC GAAP, the estimated fair values of the display and solar cash generating units continued to significantly exceed their respective carrying amounts at December 31, 2011. Also, on a US GAAP basis, the estimated fair value of the display reporting unit significantly exceeded its carrying amount at December 31, 2011. Therefore, management concluded that goodwill was not impaired and, accordingly, no impairment charge was recorded at December 31, 2011.

The Company performed an analysis at June 30, 2010 to evaluate the potential impairment of our goodwill on both ROC GAAP and US GAAP basis. The valuation methodology of performing the goodwill impairment test was the same with that utilizing at June 30, 2011. Based on management’s assessments, the estimated fair values of the display and solar cash generating units significantly exceeded their respective carrying amounts at June 30, 2010 under ROC GAAP. Also, the estimated fair value of the display reporting unit exceeded its carrying amount at June 30, 2010 under US GAAP basis. Therefore, management concluded that goodwill was not impaired. In addition, no triggering events occurred between annual impairment test dates.

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

The movements of the allowance for uncollectible accounts are as follows:

	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	99,333	95,998	86,195	2,847
Provision charged to expense (reversed to income)	(3,335)	20,534	(4,270)	(141)
Write-off	—	(30,337)	—	—

Balance at end of year	95,998	86,195	81,925	2,706

The allowance we established for uncollectible accounts in 2010 decreased by 10.2% as compared to 2009 primarily due to the write-off of uncollectible account according to our accounting policy. The allowance we established for uncollectible accounts in 2011 decreased as compared to 2010 primarily due to the collection of several payments of overdue accounts receivable that were previously assessed unlikely to be paid along with continuous improvement on management of accounts receivable.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts that will ultimately be realized are less than their cost basis or when we determine that inventories cannot be liquidated without price concessions, which may be affected by the number of months inventory items remain unsold and their prevailing market prices. Additionally, our analyses of the amount we expect to ultimately realize are based partially upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

As of December 31, 2009, 2010 and 2011, the provision for inventory obsolescence and devaluation was NT$4,359.3 million, NT$6,046.6 million, and NT$8,584.5 million (US$283.6 million), respectively, which were classified in cost of goods sold in the consolidated statements of operations. The provision made in 2009 decreased significantly primarily due to an increase in the average selling price in the fourth quarter of 2009. The provision made in 2010 increased significantly due to substantial decrease in average selling prices in the fourth quarter of 2010. The provision made in 2011 increased significantly due to substantial decrease in average selling prices in 2011 compared to 2010. For the years ended December 31, 2009, 2010 and 2011, there have been no significant recoveries in excess of adjusted carrying amounts of inventory that were previously written-down.

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

In 2011, the Company’s investment in Qisda experienced significant declines in market value. Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2011, for US GAAP purposes. As a result, the Company recognized an impairment loss of NT$1,801.9 million (US$59.5 million) related to its investment in Qisda for the year ended December 31, 2011. No impairment loss was recognized for ROC GAAP purposes for the investment in Qisda because management believes that the recovery of the carrying amount is supported by the expected discounted cash flows from the investment.

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

As of December 31, 2011, our valuation allowances on deferred tax assets was NT$25,480.7 million (US$841.8 million) under ROC GAAP, which primarily due to investment tax credits that we believe are unlikely to be realized in the future. During 2010 and 2011, investment tax credits that expired unused amounted to NT$6,889.4 million and NT$2,305.8 million (US$76.2 million), respectively. Such investment tax credits were previously fully provided in the valuation allowance. Therefore, the write-offs of these deferred tax assets and related valuation allowances had no impact on our income tax expense in 2010 and 2011. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss and investment tax credits utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Under ROC GAAP, based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net operating loss and investment tax credits, net of the existing valuation allowance as of December 31, 2011. However, under US GAAP, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. As a result, under US GAAP, our valuation allowances on deferred tax assets was NT$42,133.1 million (US$1,391.9 million) as of December 31, 2011.

We used estimated future taxable income for the next five years to determine the realizability of our deferred tax assets and the resulting requirement for valuation allowance. We believe that, as of December 31, 2011, the estimated future taxable income beyond the five-year period cannot be objectively and reliably determined given the cyclical nature of the display panel industry. In addition, the five-year period is considered to be consistent with the statutory period that the tax credit and loss carryforwards can be utilized under ROC Tax Law. Effective January 21, 2009, the statutory period during which loss carryforwards can be utilized has been extended to 10 years.

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

Convertible bonds

In October 2010, we issued US$800.0 million unsecured zero coupon convertible bonds, which were recorded in their entirety as a liability at fair value at the date of issuance under US GAAP. The difference between fair value and redemption value at the date of issuance is recorded as a discount, and amortized over the redemption period using the effective interest rate method. In September 2011, we early redeemed US$100 million of the bonds at a cost of US$78.7 million.

Under US GAAP, we concluded that the conversion features for the new overseas convertible bonds qualified as embedded derivative instruments under FASB ASC Topic 815, as these bonds are denominated in a currency that is different from our functional currency, and therefore was required to be bifurcated from the debt hosts. We further concluded that the call options embedded in the convertible bonds did not meet the definition of embedded derivative instrument under FASB ASC Topic 815, as they were considered to be clearly and closely related to the debt hosts. As a result, under US GAAP, the new overseas convertible bonds were recorded at the fair value at the date of issuance without taking into account the embedded conversion options.

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2011 included the impact of changes in fair value of the embedded derivative instrument liability of NT$780.6 million (US$25.8 million), which is recognized only for US GAAP purposes.

Deconsolidation of a subsidiary

Under ROC GAAP, upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss. Under US GAAP, pursuant to FASB ASC Subtopic 810-10, “Consolidation—Overall,” changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary is accounted for as equity transactions in the consolidated financial statements. However, if a change in ownership of a consolidated subsidiary results in a loss of control, that subsidiary is then deconsolidated and any retained ownership interest is re-measured at fair value, and any gain or loss is included in the consolidated statement of operations.

On June 30, 2010, due to a change in the composition of the board of directors of Lextar Electronics Corp. (“Lextar”), we no longer had a controlling financial interest in Lextar. As a result, we deconsolidated Lextar on June 30, 2010 and accounted for this investment under the equity method of accounting. Consequently, pursuant to FASB ASC Subtopic 810-10, we recognized a non-cash gain of NT$362.8 million, representing the difference between the fair value of the investment on June 30, 2010 and its carrying value in our US GAAP consolidated statements of operations for 2010. Under ROC GAAP, we also accounted for the investment in Lextar under the equity method of accounting upon loss of control, however no gain or loss is recognized upon deconsolidation and the carrying value of the investment in Lextar was based on our proportion interest of the net book value of Lextar on the date of deconsolidation.

Results of Operations

The following table sets forth certain of our results of operations information under ROC GAAP, in both real numbers and as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Net sales	359,331.3	100.0	467,158.0	100.0	379,711.9	100.0
Cost of goods sold	352,290.5	98.0	430,859.4	92.2	407,899.2	107.4

Gross profit (loss)	7,040.9	2.0	36,298.6	7.8	(28,187.3)	(7.4)

Operating expenses	22,279.9	6.2	25,801.9	5.6	29,471.2	7.8
Selling	8,000.0	2.2	8,641.5	1.9	9,636.6	2.5
General and administrative	8,094.4	2.3	10,736.9	2.3	11,208.8	3.0
Research and development	6,185.5	1.7	6,423.6	1.4	8,625.8	2.3

Operating income (loss)	(15,239.1)	(4.2)	10,496.7	2.2	(57,658.5)	(15.2)

Net non-operating expenses and losses	(12,028.4)	(3.4)	(1,900.7)	(0.4)	(7,993.6)	(2.1)

Earnings (loss) before income tax	(27,267.4)	(7.6)	8,596.0	1.8	(65,652.1)	(17.3)
Income tax (expense) benefit	22.6	—	(1,187.9)	(0.2)	4,205.1	1.1

Net income (loss)	(27,244.8)	(7.6)	7,408.1	1.6	(61,447.0)	(16.2)

In 2011, a weaker demand in the TFT-LCD industry resulting from the slowdown of the global economy contributed to a decrease in our unit sales. As a result, we were unable to achieve higher profitability in 2011. Our gross, operating and net margins have decreased from 2010 to 2011, primarily as a result of the global economic downturn which caused a significant decrease in end-demand and a continuing decline in average selling price of panels.

For the Years Ended December 31, 2011 and 2010

Net sales

Net sales decreased 18.7% to NT$379,711.9 million (US$12,544.2 million) in 2011 from NT$467,158.0 million in 2010 primarily due to a 23.7% decrease in net sales of large size panels, which was partially offset by a 14.6% increase in net sales of small- to medium-size panels.

Net sales of large-size panels decreased 23.7% to NT$303,411.3 million (US$10,023.5 million) in 2011 from NT$397,798.2 million in 2010. This decrease was primarily due to a decrease in average selling price. The average selling price per panel of our large-size panels decreased by 24.4%, which were at NT$2,649.7 (US$87.5) in 2011 and NT$3,503.4 in 2010, respectively. Large-size panels sold slightly increased 0.8% to 114.5 million panels in 2011 from 113.5 million panels in 2010.

Net sales of small- to medium-size panels increased 14.6% to NT$50,633.1 million (US$1,672.7 million) in 2011 from NT$44,198.7 million in 2010. The increase in net sales of small- to medium-size panels was primarily due to an increase in average selling price, which was partially offset by a decrease in unit sales. The average selling price per panel of our small- to medium-size panels increased 35.0% to NT$270.1 (US$8.9) in 2011 from NT$200.1 in 2010, and unit sales of our small- to medium-size panels decreased 15.1% to 187.5 million panels in 2011 from 220.9 million panels in 2010, both primarily as a result of the change in our product mix.

Cost of Goods Sold

Cost of goods sold decreased 5.3% to NT$407,899.2 million (US$13,475.4 million) in 2011 from NT$430,859.4 million in 2010. This decrease was primarily due to a decrease in cost of raw material and component costs, as well as a reduction in units of products sold.

Raw material and component costs decreased 10.9% in 2011 as compared to 2010, primarily as a result of a decrease in average purchasing price especially in large-size panels. Overhead expenses, including depreciation and amortization expenses, increased 6.4% in 2011 as compared to 2010, primarily due to an increase in electricity expenses and repair and maintenance expense, which were partially offset by less depreciation expenses and employee profit sharing expenses and bonuses. Direct labor costs decreased 6.9% in 2011 as compared to 2010, primarily as a result of a decrease in employee profit sharing expenses and bonuses.

Gross Profit (Loss)

Gross loss was NT$28,187.3 million (US$931.2 million) in 2011 compared to gross profit of NT$36,298.6 million in 2010. Gross margin, which is gross profit (loss) divided by net sales, mainly fluctuates, among other factors, with our capacity utilization rate, market price change of our products and our product mix. We had a negative gross margin of 7.4% in 2011 compared to a gross margin of 7.8% in 2010, primarily due to the decline in average selling price and the lower capacity utilization rate caused by the global economic downturn; moreover, the scale of decrease in average selling prices was greater than the scale of decrease in cost of goods sold. As a result of a downward trend in average selling prices, net inventory devaluation write-down included in cost of goods sold increased to NT$2,735.7 million (US$90.4 million) in 2011 from NT$1,886.5 million in 2010.

Operating Expenses

Operating expenses increased 14.2% to NT$29,471.2 million (US$973.6 million) in 2011 from NT$25,801.9 million in 2010. As a percentage of net sales, operating expenses increased to 7.8% in 2011 from 5.6% in 2010 which was primarily due to our decreased sales. The increase in operating expenses was primarily due to an increase in research and development expenses. Research and development expenses increased 34.3% to NT$8,625.8 million (US$285.0 million) in 2011 from NT$6,423.6 million in 2010 primarily due to devoting to research and development on future advanced technologies and high value-added products to remain competitive in the markets we serve. Research and development expenses as a percentage of net sales increased to 2.3% in 2011 from 1.4% in 2010. Selling expenses increased 11.5% to NT$9,636.6 million (US$318.4 million) in 2011 from NT$8,641.5 million in 2010, primarily due to an increase in product promotion fees, which were partially offset by a decrease in freight expense and warranty expense. Selling expenses as a percentage of net sales increased to 2.5% in 2011 from 1.9% in 2010. General and administrative expenses increased 4.4% to NT$11,208.8 million (US$370.3 million) in 2011 from NT$10,736.9 million in 2010, primarily due to an increase in professional service expenses which were partially offset by a decrease in employee profit sharing expenses and bonuses. General and administrative expenses as a percentage of net sales increased to 3.0% in 2011 from 2.3% in 2010.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we had operating loss of NT$57,658.5 million (US$1,904.8 million) in 2011 compared to an operating income of NT$10,496.7 million in 2010. We had a negative operating margin of 15.2% in 2011 compared to an operating margin of 2.2% in 2010.

Under US GAAP, we had operating loss of NT$67,768.3 million (US$2,238.8 million) in 2011 compared to operating income of NT$5,399.2 million in 2010. We had a negative operating margin of 17.8% in 2011 compared to an operating margin of 1.2% in 2010.

Under ROC GAAP, the provision for the potential litigation losses and others is usually recognized in the consolidated statement of operations as a non-operating expense. However, under US GAAP, the provision for the potential litigation losses and others is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$7,993.6 million (US$264.1 million) in 2011 compared to non-operating expenses and losses of NT$1,900.7 million in 2010. We had higher net non-operating expenses and losses in 2011 compared to 2010 primarily due to (i) a decrease in net gains on valuation of financial instruments to NT$744.1 million (US$24.6 million) in 2011 from NT$3,986.1 million in 2010, resulting from our decreased financial instruments to hedge our position corresponding to our decreased sales in 2011; (ii) a net investment loss recognized by the equity method of NT$63.9 million (US$2.1 million) in 2011 compared to a net investment gain of NT$681.3 million in 2010, resulting from loss position of some of our investees; (iii) an increase in net interest expenses to NT$4,472.7 million (US$147.8 million) in 2011 from NT$3,946.3 million in 2010, primarily resulting from a full year of amortization expenses of convertible bonds being included in 2011 whereas 2010 only included amortization expenses from the date of issuance; (iv) a net foreign currency exchange loss of NT$94.7million (US$3.1 million) in 2011 compared to a foreign exchange currency loss of NT$3,581.1 million in 2010, primarily due to a decrease in net assets position corresponding to our decreased sales in 2011; (v) an increase in net gains on sale of investment securities to NT$3,080.7 million (US$101.8 million) in 2011 from NT$1,527.2 million in 2010; and (vi) an increase in provisions made for potential litigation losses and others to NT$8,966.3 million (US$296.2 million) in 2011 from NT$2,011.4 million in 2010.

Under US GAAP, we had net non-operating expenses and losses of NT$1,855.5 million (US$61.3 million) in 2011 compared to net non-operating net income and gains of NT$69.2 million in 2010. We had net non-operating expenses and losses in 2011 compared to net non-operating income and gains in 2010, primarily as a result of an increase in asset impairment loss, a decrease in net gains on valuation of financial instruments, an increase in net interest expense and an increase in net investment loss, partially offset by a decrease in net foreign currency exchange loss and an increase in net gains on sale of investment securities. We had a loss on asset impairment of NT$2,263.0 million (US$74.8 million) in 2011 compared to nil in 2010. We had net gains on valuation of financial instruments of NT$1,667.5 million (US$55.1 million) in 2011 compared to NT$3,164.4 million in 2010. In 2011, we had a net interest expense of NT$4,609.9 million (US$152.3 million) compared to NT$3,801.7 million in 2010. We had a net investment loss of NT$26.0 million (US$0.9 million) in 2011 compared to net investment income of NT$668.5 million in 2010. In 2011, we had net foreign currency exchange loss of NT$100.0 million (US$3.3 million) in 2011 compared to NT$3,582.8 million in 2010. In 2011, we had net gains on sale of investment securities of NT$3,030.2 million (US$100.1 million) compared to NT$1,478.4 million in 2010.

Income Tax Benefit (Expense)

Under ROC GAAP, we recognized an income tax benefit of NT$4,205.1 million (US$138.9 million) in 2011 compared to an income tax expense of NT$1,187.9 million in 2010. The effective tax rate decreased to 6.4% in 2011 from 13.8% in 2010 under ROC GAAP. This change was primarily due to an increase in valuation allowance for deferred income tax assets.

Under US GAAP, we recognized an income tax expense of NT$11,492.4 million (US$379.7 million) in 2011 compared to income tax expense of NT$745.0 million in 2010. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes,” if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. Additionally, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Accordingly, a valuation allowance of NT$42,133.1 million (US$1,391.9 million) has been recognized for these deferred tax assets, and the effective tax rate increased to 16.5% from 13.6% in 2010 under US GAAP.

Net Income (Loss)

As a result of the foregoing, we incurred net loss of NT$61,447.0 million (US$2,030.0 million) or net loss per basic and diluted share of NT$6.94 (US$0.23) in 2011 as compared to net income of NT$7,408.1 million or NT$ 0.76 per basic share and NT$0.70 per diluted share in 2010.

Under US GAAP, we incurred net loss attributable to stockholders of AU Optronics Corp. of NT$80,948.2 million (US$2,674.2 million) or net loss per basic and diluted share of NT$9.17 (US$0.30) in 2011 as compared to net income attributable to stockholders of AU Optronics Corp. of NT$4,244.3 million or NT$0.48 per basic and diluted share in 2010. The per share effect from tax holidays for the years ended December 31, 2010 and 2011 were NT$0.05 and NT$0.02 (US$0.0007), respectively.

For the Years Ended December 31, 2010 and 2009

Net sales

Net sales increased 30.0% to NT$467,158.0 million in 2010 from NT$359,331.3 million in 2009 primarily due to a 26.3% increase in net sales of large-size panels and a 29.4% increase in net sales of small-size panels.

Net sales of large-size panels increased 26.3% to NT$397,798.2 million in 2010 from NT$314,840.5 million in 2009. This increase was primarily due to an increase in the sales volume. Large-size panels sold increased 26.7% to 113.5 million panels in 2010 from 89.7 million panels in 2009. The increase in unit sales of large-size panels was primarily due to an increase in market demand. The average selling price per panel of our large-size panels remained stable, which were at NT$3,503.4 in 2010 and at NT$3,512.3 in 2009, respectively.

Net sales of small- to medium-size panels increased 29.4% to NT$44,198.7 million in 2010 from NT$34,168.5 million in 2009. The increase in net sales of small- to medium-size panels was primarily due to an increase in average selling price, which was partly offset by a slight decrease in unit sales. The average selling price per panel of our small- to medium-size panels increased 33.9% to NT$200.1 in 2010 from NT$149.4 in 2009, primarily as a result of the change in our product mix. Unit sales of our small- to medium-size panels decreased 3.4% to 220.9 million panels in 2010 from 228.6 million panels in 2009. The decrease in unit sales of small- to medium-size panels was also primarily due to the change in our product mix.

Cost of Goods Sold

Cost of goods sold increased 22.3% to NT$430,859.4 million in 2010 from NT$352,290.5 million in 2009. This increase was primarily due to an increase in the raw material and component costs and an increase in overhead expenses resulting from our increased sales.

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

Gross Profit

Gross profit increased to NT$36,298.6 million in 2010 from NT$7,040.9 million in 2009. Gross profit margin, which is gross profit divided by net sales, mainly fluctuates, among other factors, with our capacity utilization rate, market price change of our products, our product mix. Our gross profit margin increased to 7.8% in 2010 from 2.0% in 2009, primarily due to the rise of average selling prices in the first half of 2010 and our improved cost control and product mix, which was partially offset by appreciation of NT dollars against US dollars and the decline of average selling prices in the fourth quarter of 2010.

Operating Expenses

Operating expenses increased 15.8% to NT$25,801.9 million in 2010 from NT$22,279.9 million in 2009. As a percentage of net sales, operating expenses decreased to 5.6% in 2010 from 6.2% in 2009 which was primarily due to our increased sales. The increase in operating expenses was primarily due to an increase in general and administrative expenses. General and administrative expenses increased 32.6% to NT$10,736.9 million in 2010 from NT$8,094.4 million in 2009 primarily due to pre-operating expenses arising from our new plants in Japan, an increase in employee bonus and salaries, and management fees paid to the Science Based Industrial Park of the ROC, which were partially offset by less depreciation expenses and banking fees. General and administrative expenses as a percentage of net sales remained at 2.3% in 2010 and 2009. Selling expenses increased 8.0% to NT$8,641.5 million in 2010 from NT$8,000.0 million in 2009, primarily due to an increase in shipping expenses and warranty expenses, both resulting from an increase in sales and an increase in employee bonus expenses, which were partially offset by a decrease in royalty expenses. Selling expenses as a percentage of net sales decreased to 1.9% in 2010 from 2.2% in 2009. Research and development expenses increased 3.8% to NT$6,423.6 million in 2010 from NT$6,185.5 million in 2009, resulting from our increased research and development activities and an increase in employee bonus and indirect materials. Research and development expenses as a percentage of net sales decreased to 1.4% in 2010 from 1.7% in 2009.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we had operating income of NT$10,496.7 million in 2010 compared to operating loss of NT$15,239.1 million in 2009. We had an operating margin of 2.2% in 2010 compared to a negative operating margin of 4.2% in 2009.

Under US GAAP, we had operating income of NT$5,399.2 million in 2010 compared to operating loss of NT$28,309.7 million in 2009. We had an operating margin of 1.2% in 2010 compared to a negative operating margin of 7.9% in 2009.

Under ROC GAAP, the provision for the potential litigation losses and others is usually recognized in the consolidated statement of operations as a non-operating expense. However, under US GAAP, the provision for the potential litigation losses and others is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$1,900.7 million in 2010 compared to net non-operating expenses and losses of NT$12,028.4 million in 2009. We had lower net non-operating expenses and losses in 2010 compared to 2009 primarily due to (i) an increase in net gains on valuation of financial instruments to NT$3,986.1 million in 2010 from NT$813.2 million in 2009, resulting from our increased financial instruments to hedge our position corresponding to our increased sales in 2010; (ii) a net foreign currency exchange loss of NT$3,581.1 million in 2010 compared to a foreign currency exchange income of NT$236.9 million in 2009, primarily due to (1) the depreciation of US dollars against NT dollars in the second half of 2010, and (2) the appreciation of JPY against NT dollars in the second and third quarters of 2010; (iii) an increase in net gains on sale of investment securities to NT$1,527.2 million in 2010 from NT$384.2 million in 2009; (iv) an increase in net investment gains recognized by the equity method to NT$681.3 million in 2010 from NT$139.6 million in 2009, resulting from a gain on an investee company; (v) an increase in net interest expenses to NT$3,946.3 million in 2010 from NT$3,180.6 million in 2009, resulting from amortization expenses relating to the issuance of convertible bonds and a decrease in interest capitalization in 2010 compared to 2009 because more construction was completed in 2010; and (vi) a decrease in provisions made for potential litigation losses and others to NT$2,011.4 million in 2010 from NT$9,696.1 million in 2009, resulting from a decrease in the amount of provisions made in connection to antitrust matters in 2010 compared to 2009.

Under US GAAP, we had net non-operating income and gains of NT$69.2 million in 2010 compared to net non-operating expenses and losses of NT$1,352.7 million in 2009. We had net non-operating income and gains in 2010 compared to net non-operating expenses and losses in 2009, primarily as a result of an increase in net gains on valuation of financial instruments, an increase in net gains on sale of investment securities, an increase in net investment income and an increase in net other income, partially offset by an increase in net interest expense and an increase in net foreign currency exchange loss. We had net gains on valuation of financial instruments of NT$3,164.4 million in 2010 compared to net gains on valuation of financial instruments of NT$806.3 million in 2009. In 2010, we had net gains on sale of investment securities of NT$1,478.4 million compared to net gains on sale of investment securities of NT$549.2 million in 2009. We had a net investment income of NT$668.5 million in 2010 compared to a net investment income of NT$48.6 million in 2009. In 2010, we had a net other income of NT$2,071.3 million compared to a net other income of NT$1,637.0 million in 2009. In 2010, we had a net interest expense of NT$3,801.7 million compared to a net interest expense of NT$3,187.8 million in 2009. In 2010, we had net foreign currency exchange loss of NT$3,582.8 million compared to a net foreign currency exchange gain of NT$218.9 million in 2009.

Income Tax Benefit (Expense)

Under ROC GAAP, we recognized an income tax expense of NT$1,187.9 million in 2010 compared to an income tax benefit of NT$22.6 million in 2009. An increase in income tax expenses primarily resulted from a substantial increase of taxable income of subsidiaries, taxes paid for dividends received from our subsidiaries located in China according to PRC’s tax regulations, a decrease of investment tax credit obtained and the effect of deferred assets caused from the change of the statutory tax rate in 2010. Therefore, the effective tax rate increased to 13.8% in 2010 from 0.1% in 2009 under ROC GAAP.

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

Under US GAAP, we recognized an income tax expense of NT$745.0 million in 2010 compared to an income tax benefit of NT$1,359.5 million in 2009. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes,” if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. The effective tax rate increased to 13.6% in 2010 from 4.6% in 2009 under US GAAP, primarily due to the effect of the change of the statutory tax rate in 2010.

Net Income (Loss)

As a result of the foregoing, we incurred net income of NT$7,408.1 million or NT$ 0.76 per basic share and NT$0.70 per diluted share in 2010 as compared to net loss of NT$27,244.8 million or net loss per basic and diluted share of NT$3.04 in 2009.

Under US GAAP, we incurred net income attributable to stockholders of AU Optronics Corp. of NT$4,244.3 million or NT$0.48 per basic and diluted share in 2010 as compared to net loss attributable to stockholders of AU Optronics Corp. of NT$28,670.3 million or net loss per basic and diluted share of NT$3.26 in 2009. The per share effect from tax holidays for the years ended December 31, 2009 and 2010 were NT$0.09 and NT$0.05, respectively.

Segment Information

General

Our business reports in two operating segments: display business and solar business. Our management monitors and evaluates the performance of both operating segments based on the information of their sales and operating income (loss) measured under ROC GAAP. The following table sets forth our segments information for the years indicated under ROC GAAP.

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Net sales
Display business	357,033.5	456,725.6	366,482.6	12,107.1
Solar business	2,297.8	10,432.4	13,229.3	437.1

Total	359,331.3	467,158.0	379,711.9	12,544.2

Operating income (loss)
Display business	(13,949.3)	13,102.7	(54,433.2)	(1,798.3)
Solar business	(1,289.8)	(2,606.0)	(3,225.3)	(106.5)

Total	(15,239.1)	10,496.7	(57,658.5)	(1,904.8)

Display business

Net sales from our display business segment decrease 19.8% to NT$366,482.6 million (US $12,107.1 million) in 2011 from NT$456,725.6 million in 2010, primarily due to a 23.7% decrease in net sales of large-size panels, which was partially offset by a 14.6% increase in net sales of small- to medium-size panels. Operating expenses in our display business segment increased 18.2% to NT$28,657.5 million (US$946.7 million) in 2011 from NT$24,251.6 million in 2010, primarily due to an increase in research and development expenses. The increase in research and development expenses was primarily due to higher spending in developing future advanced technologies and high value-added products to remain competitive in the markets we serve. We had operating loss from our display business segment of NT$54,433.2 million (US$1,798.3 million) in 2011 compared to operating income of NT$13,102.7 million in 2010, primarily due to the decline in average selling prices and lower capacity utilization rate caused by the global economic downturn; moreover, the scale of the decrease in average selling prices was greater than the scale of the decrease in cost of goods sold. For information of the changes in sales by product category for our display business segment, see “4.B. Business Overview – Display Business.”

Net sales from our display business segment increased 27.9% to NT$456,725.6 million in 2010 from NT$357,033.5 million in 2009, primarily due to a 26.3% increase in net sales of large-size panels and a 29.4% increase in net sales of small-size panels. Operating expenses in our display business segment increased 10.6% to NT$24,251.6 million in 2010 from NT$21,933.1 million in 2009, primarily due to an increase in general and administrative expenses. The increase in general and administrative expenses was primarily due to an increase in employee bonus and salaries and the management fees paid to the Science Based Industrial Park of the ROC, which were partially offset by less depreciation expenses and banking fees. We had an operating income from our display business segment of NT$13,102.7 million in 2010 compared to a loss of NT$13,949.3 million in 2009.

Under US GAAP, operating loss from our display business segment was NT$64,543.0 million (US$2,132.2 million) in 2011 as compared to an operating income of NT$8,005.2 million in 2010 and an operating loss of NT$27,019.9 million in 2009. The primary differences in segment operating results under ROC GAAP versus US GAAP are depreciation of buildings, compensated absences expense, etc. and reclassification of provisions for potential litigation losses and others from non-operating expense to operating expense. See Note 27 to our consolidated financial statements for further discussion of these GAAP differences.

Solar business

Net sales from our solar business increased to NT$13,229.3 million (US$437.1 million) in 2011 from NT$10,432.4 million in 2010. Segment operating loss increased to NT$3,225.3 million (US$106.5 million) in 2011 from NT$2,606.0 million in 2010. The primary reason for the increase in solar segment sales was because AUO Crystal (Malaysia) Sdn. Bhd. and AUO Crystal Corp. have begun mass production since the second quarter and the third quarter in 2011, respectively. The main reason for the operating loss of solar business segment in 2011 was primarily due to a decline in average selling price of wafers and ingots; meanwhile, the operation of M. Setek was impacted by the major earthquake in Japan that caused a decrease in net sales during the suspension period of production. The operating results from our solar business segment under US GAAP was not materially different from the operating results under ROC GAAP.

Net sales from our solar business increased to NT$10,432.4 million in 2010 from NT$2,297.8 million in 2009. Segment operating loss increased to NT$2,606.0 million in 2010 from NT$1,289.8 million in 2009. The primary reason of the increase in the reported segment sales and losses is because a full year of segment results was included for 2010 whereas 2009 only included the result of M. Setek from the date of consolidation. The main reason for the operating loss of solar business segment in 2010 was because the phase II of M. Setek Soma factory was under the start-up phase in 2010. See Note 27(a)(3) to our consolidated financial statements for information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us.

Inflation

Our most significant markets are Taiwan and the PRC. We do not believe that inflation in Taiwan or the PRC has had a material impact on our results of operations in 2011. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

In the past, we had been granted exemptions from income taxes in Taiwan for construction and capacity expansions of production facilities according to the Science Park Administration and the ROC Statute for Upgrading Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion. The aggregate tax saving of such exemption were approximately nil, NT$303.7 million and nil in 2009, 2010 and 2011, respectively.

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

The corporate income tax rate in Taiwan applicable to us was 25% for 2009, 17% for both 2010 and 2011. Effective from January 1, 2010, the statutory income tax rate has been reduced to 20% in accordance with the ROC Income Tax Act. In June 2010, the ROC government promulgated another amendment of the Income Tax Law to reduce the income tax rate from 20% to 17%, effective retroactively on January 1, 2010. Therefore, the statutory income tax rates applicable to AUO and its subsidiaries located in the ROC are both 17% in 2011 and 2010.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in the ROC. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a basic tax rate ranging from 10% to 12%. The add-back items include exempt capital gain from non-publicly traded security transactions and exempt income under tax holidays. Currently, the basic tax rate set by the tax authority is 10%. There are grandfathered treatments from the tax holidays approved by the tax authorities before IBTA Statute took effect. The IBTA Statute does not have a significant impact on our financial statements.

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

5.B. Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to upgrade our technology and expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through the issuance of equity securities, long-term borrowings and the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our growth plans including new capacity and advanced technology fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, we may need to rely on external borrowings and securities offerings. Our subsidiaries must follow local regulations in order to transfer funds to us. However, such regulations have not and are not expected to have an impact on our ability to meet our cash obligations. Other than as described below in “Item 5.E—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2011, we had current assets of NT$202,673.9 million (US$6,695.5 million) and current liabilities of NT$204,179.9 million (US$6,745.3 million). We expect to meet our working capital requirements as they become due and comply with current ratio covenants in our long-term loans and facilities through cash flow from operations, supplemented as necessary by financing activities. In addition, we can drawdown on our existing long-term credit facilities.

As of December 31, 2011, we had cash and cash equivalents of NT$90,836.7 million (US$3,000.9 million). As of December 31, 2011, we had total short-term credit lines of NT$31,752.7 million (US$1,049.0 million), of which we had borrowed NT$7,850.8 million (US$259.4 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2011, we had outstanding long-term borrowings of NT$198,957.1 million (US$6,572.7 million). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2011 ranged between 0.645% and 7.935% per year.

Below is a summary of our major outstanding borrowings and loans as of December 31, 2011. Please also see note 16 to our consolidated financial statements for further information.

•

In July 2005, we entered into a NT$42.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2011, NT$8.2 billion (US$0.3 billion) was outstanding under this credit facility. We issued NT$5.0 billion secured corporate bonds under this credit facility in March 2006. These bonds matured in March, 2011.

•

In August 2006, we entered into a RMB2.8 billion and US$75.0 million seven-year unsecured syndicated credit facility, for which ABN AMRO Bank acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2011, NT$4.8 billion (US$0.2 billion) was outstanding under this credit facility.

•

In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2011, NT$32.0 billion (US$1.1 billion) was outstanding under this credit facility. We issued NT$7.0 billion secured corporate bonds under this credit facility in August 2008. As of December 31, 2011, the balance of the outstanding secured corporate bonds was NT$3.5 billion (US$0.1 billion).

•

In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2011, NT$58.0 billion (US$1.9 billion) was outstanding under this credit facility.

•

In July 2009, we entered into a NT$27.0 billion five-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding medium- and long- term working capital. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2011, NT$27.0 billion (US$0.9 billion) was outstanding under this credit facility.

•

In September 2010, our subsidiary, AFPD Pte., Ltd. (“AFPD”) entered into a US$0.36 billion five-year syndicated credit facility, for which the Credit Agricole Corporate and Investment Bank, Singapore Branch acted as the agent bank, for the purpose of repaying AFPD’s loan from Toshiba and funding working capital needs or capital expenditures. The syndication agreement for this facility is guaranteed by us. As of December 31, 2011, US$0.36 billion was outstanding under this credit facility.

•

In October 2010, we issued US$0.8 billion aggregate principal amount of zero coupon convertible bonds due 2015. We used the net proceeds to fund overseas equipment purchases. In September 2011, we early redeemed US$0.1 billion of the outstanding bonds at a cost of US$78.7 million. Please refer to note 15 to our consolidated financial statements for more detailed information. As of December 31, 2011, the balance of the outstanding convertible bonds was US$0.7 billion.

•

In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery. As of December 31, 2011, NT$12.0 billion (US$0.4 billion) was outstanding under this credit facility.

•

In January 2011, our subsidiary, AUSK entered into a EUR80.0 million five-year credit facility with Unicredit Bank Slovakia A.S. for the purpose of funding the construction and the procurement of machinery and equipment. The agreement for this credit facility has been guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2011, EUR35.0 million (US$45.4 million) was outstanding under this credit facility.

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

•

In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank for the purpose of funding the expansion of one of our sixth generation fabs. The syndication agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2011, NT$10.8 billion (US$0.4 billion) was outstanding under this credit facility.

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

In addition, M. Setek entered into the following outstanding credit facilities after our acquisition:

•

In December 2009, M. Setek entered into a JPY21.0 billion five-year syndicated credit facility, for which Mizuho Corporate Bank acted as the agent bank. We fully repaid this credit facility in April 2011.

•

In October 2010, M. Setek entered into a JPY6.0 billion five-year credit facility with the Bank of China Limited, Tokyo Branch for the purpose of financing the second phase expansion of the Soma factory. The agreement for this credit facility has been guaranteed by us and it requires us to maintain certain financial covenants. As of December 31, 2011, JPY6.0 billion (US$0.08 billion) was outstanding under this credit facility.

•

In October 2010, M. Setek entered into a JPY4.0 billion five-year credit facility with the Bank of China (Hong Kong) Limited for the purpose of financing the second phase expansion of Soma plant and general working capital needs. The agreement for this credit facility has been guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2011, JPY4.0 billion (US$0.05 billion) was outstanding under this credit facility.

•

In November 2010, M. Setek entered into a JPY10.0 billion five-year credit facility with the ING Bank N.V., Tokyo Branch for the purpose of refinancing bank loan and financing capital expenditure needs. The agreement for this facility is guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2011, JPY10.0 billion (US$0.13 billion) was outstanding under this credit facility.

•

In April 2011, M. Setek entered into a JPY55.0 billion five-year credit facility with Mizuho Corporate Bank, Ltd., for the purpose of refinancing its syndicated loan with Mizuho Corporate Bank dated December 2009 and for funding general working capital. We have guaranteed payment and performance by M. Setek under this credit facility. Under our guaranty we are required to maintain certain financial ratios. As of December 31, 2011, JPY 37.5 billions (US$0.48 billion) was outstanding under this credit facility.

•

We also assumed three other credit facilities that M. Setek entered into in December 2005 (a JPY2.0 billion five-year credit facility), March 2006 (a JPY8.0 billion seven-year syndicated credit facility) and March 2006 (a JPY7.0 billion seven-year credit facility), respectively, under which M. Setek had breached certain financial covenants. On June 25, 2010, we repaid all outstanding amounts of JPY8,625.0 million under the three credit facilities and we have not had any material impact on our financial position as a result of such financial covenant breach after our full repayment.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, land and available-for-sale financial assets-noncurrent amounted to NT$255,282.4 million (US$8,433.5 million) as of December 31, 2011.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations. As of December 31, 2011, we were in compliance with all financial and other covenants under our long-term loans and credit facilities.

We also enter into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes. These bonds yielded interest at rates ranging from, 0.11% to 1.88%, 0.25% to 0.32% and 0.46% to 0.70% in 2009, 2010 and 2011, respectively. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2009, 2010 and 2011, we held government bonds with reverse repurchase agreements in amounts of NT$11,882.9 million, NT$18,811.6 million, and NT$16,243.7 million (US$536.6 million), respectively.

Cash Flows

Net cash provided by operating activities amounted to NT$57,041.0 million in 2009, NT$90,735.6 million in 2010 and NT$14,515.1 million (US$479.5 million) in 2011. The decrease in net cash provided by operating activities in 2011 compared to 2010 was primarily due to decreased cash collections from our ordinary operations as a result of decreased average selling prices and weaker market demand. Cash outflows in 2011 increased primarily for higher expenditures on developing future advanced technologies and high value-added products as well as for product promotion fees and professional service fees. The increase in net cash provided by operating activities in 2010 compared to 2009 was primarily due to increased cash collections from the ordinary business as a result of a stronger demand in the TFT-LCD industry in 2010 compared to 2009 and an increased margin due to higher selling prices of our product mix sold in 2010. Cash outflows in 2010 increased primarily for additional purchases of raw materials, production overheads, employee costs, and selling, general and administrative expenses mainly due to increased production levels to meet 2010 sales demands.

Net cash used for investing activities was NT$66,616.7 million in 2009, NT$87,218.3 million in 2010 and NT$57,829.0 million (US$1,910.4 million) in 2011. Net cash used for investing activities primarily reflected capital expenditures for property, plant and equipment of NT$61,046.9 million in 2009, NT$84,621.0 million in 2010 and NT$56,919.6 million (US$1,880.4 million) in 2011. These capital expenditures were primarily funded with net cash provided by operating activities and financing activities, primarily from long-term bank borrowings.

Net cash provided by financing activities was NT$11,925.3 million in 2009, reflecting primarily an increase in proceeds from long-term borrowings and bonds payable of NT$66,844.4 million, which was partially offset by repayment of long-term borrowings and bonds payable for NT$49,291.8 million and a decrease in short-term borrowings for NT$4,901.7 million. Net cash provided by financing activities was NT$878.2 million in 2010, reflecting primarily an increase in proceeds from long-term borrowings, bonds payable and the proceeds from the issuance of convertible bonds for NT$62,609.9 million, which was partially offset by the repayment of long-term borrowings and repayment of bonds payable for NT$60,610.9 million. Net cash provided by financing activities was NT$45,835.9 million (US$1,514.2 million) in 2011, reflecting primarily an increase in the proceeds from long-term debts for NT$89,647.5 million (US$2,961.6 million), and a decrease in repayment of long-term debts for NT$47,654.6 million (US$1,574.3 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. Substantially all of capital expenditures are invested in facilities located in Taiwan and the PRC. The table below sets forth our principal capital expenditures, paid or committed, for the periods indicated.

	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	49,018.0	57,240.8	45,934.4	1,517.5
Land and building purchases	13,412.3	21,903.0	8,949.5	295.7

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2009, 2010, and 2011, prepayments for purchases of equipment amounted to NT$26,583.7 million, NT$54,266.1 million and NT$19,670.1 million (US$649.8 million), respectively.

Our capital expenditures paid for in 2011 were around NT$56.9 billion (US$1.9 billion), primarily for the installation of our second 8.5-generation fab, the enhancement of value of capacity, and the development of our solar business.

We estimate our capital expenditures to be around NT$40.0 billion for 2012, primarily for technological upgrade and the enhancement of capacity value. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our planned growth, and market conditions.

We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our present capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements. We frequently need to invest in new capacity and new technologies to improve our economies of scale, reduce our production costs and enrich our product portfolio, which may require us to raise additional capital. However, we cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “3.D. Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.”

5.C. Research and Development

We incurred research and development costs of NT$6,185.5 million, NT$6,423.6 million and NT$8,625.8 million (US$285.0 million) in 2009, 2010, and 2011 respectively, which represented 1.7%, 1.4%, and 2.3%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes and production yield, which includes focuses on computer integrated manufacturing and key component vendors. In addition, we have several research and development teams to explore new design platforms for next-generation displays, such as OLED, 3D and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2011, we employed approximately 3,017 research and development engineers.

We established a dedicated flat panel research and development center, the AUO Technology Center, in 2002, which we believe is one of Taiwan’s largest optronics research and development centers. The research activities at the AUO Technology Center initially have been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, and LTPS. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies. In 2005, we expanded the AUO Technology Center to the Central Taiwan Science Park. In 2008, we established the Advance Research Center under the AUO Technology Research Center to focus on the development of new technologies and mid- to-long term technologies.

In 2009, we developed certain innovative technologies. We developed a 65-inch QFHD 2D/3D mixed mode ultra high resolution display which can display four programs at the same time. We also developed a 65-inch QFHD Ultra Thin 7.9 mm panel with LED backlight which features 3,840 x 2,160 resolution. It can offer a dynamic contrast ratio up to 2,000,000:1 and power saving of 50%. We launched a 58-inch 21:9 aspect ratio ultra-wide home theater display for home use. It has 2,560x1,080 ultra-wide resolution and can display 21:9 films without black bars. The display also features a 120Hz double frame rate, that will provide a viewing experience just like in the theater. Based on our past experience in AMVA development, we developed AMVA5 technology with a contrast ratio of 16,000:1 and 20% higher transmittance, compared to AMVA3 technology. We also developed a series of Eco-products with LED backlight and light-weight module designs to promote environmental protection and green technology. In 2009, we also released a series of electronic paper display such as 6-inch e-book panel with embedded touch panel and demonstrated a 20-inch electronic paper display module. In addition, we also showcased a 14-inch OLED panel with Full HD resolution with contrast ratio of 100,000:1 and 16 million colors.

In 2010, we exhibited a series of critical innovative technologies in order to prove that we are dedicated to the research and development of products characterized by a focus on green energy and the application of new technologies. For example, we developed many products featuring new advanced 3D display technologies, including the world’s largest 71-inch 21:9 3D home theater LCD TV panel for maximum visual enjoyment, the 65-inch naked eye QFHD 4K2K lenticular lens high resolution 3D panel, the 65-inch 3D polarized LCD TV panel with video game applications, the 15.6-inch and 10.1-inch naked eye 3D panel suitable for use with flat panels and notebooks, the 4-inch 3D interactive touch panel used in smartphones. In addition, within the context of the growing trend toward eco-friendly products, we exhibited the world’s first 14-inch solar-powered touch keyboard notebook panel as well as the industry’s first ultra-slim 21.5-inch displayport monitor with wide viewing angles. In addition, we presented a new design—the 3.2-inch dual-side, ultra-low-power Memory in Pixel (“MIP”) display. The design lowers power consumption from 420mW to 1mW, which represents a 99.8% decrease in consumption. We also extended our touch panel technology to E-board applications by introducing the industry’s first 32-inch in-cell touch panel with an optical color pen function. In terms of panels with ten touch points, we are presenting the 32-inch, 24-inch and 10-inch touch panels. Utilizing a one-glass solution, the 7-inch and 5-inch touch panels are 60% slimmer and lighter than conventional touch panels, consume 10% less power, and boast better penetration and brightness. We have developed 6-inch flexible oxide TFT e-paper. We have also developed 2-inch to 4-inch portable e-tags that have special specifications on low power consumption and reuse to lower large scale chain-like circuit business costs. In the OLED advanced technology, we showcased a new 14-inch 3D AMOLED TV panel with a Full HD resolution 1920x1080 pixel.

In 2011, following some innovative technologies developed in 2010, we extended these technologies to a wide variety of applications in different fields. We demonstrated a 65-inch see-through LCD panel, which characterized by a FHD resolution and as high as 15% panel transmittances, is used for the front side of vending machines. We also exhibited a prototyped 32-inch TV equipped with IGZO (In-Ga-Zn-O) TFT-driven OLED panel, which performs a high response speed of 0.01ms and a thickness of only 3 mm. In addition, we apply our unique technology in flexible substrate to OLED and E-paper applications. A 4-inch flexible OLED, featuring by low-temperature process of amorphous IGZO TFT as driving elements, was realized through a thickness of only 0.3 mm plastic substrate. We also showcased a device, called “un-plugged flexible E-paper,” which is made by attaching a flexible thin-film photovoltaic (PV) to the back of flexible electronic paper (e-paper). The flexible e-paper, whose power consumption is small, can be driven when it is exposed to direct sunlight and does not need a rechargeable battery. In touch applications, we developed a 27-inch product by using OGS (One glass solution) technology, which allows ten-touch points at the same time. In addition, a 65-inch product with optical-pen touch function was also developed by using technology of photo sensor in TFT array. For notebook (NB) application, we developed products with personalized privacy protection display and OGS touch function, which reduce panel weight up to 33%. For application on public information display (PID), we demonstrated a 138-inch TV wall by using a 46-inch TV panel with ultra-slim bezel, which shortening the display gap to as low as 5 mm. Besides slim TV, we also developed an ultra high resolution (330 dpi) of mobile display (4.46 inch) with only 1 mm bezel by using amorphous TFT driving.

5.D. Trend Information

For trend information, see “Item 4. Information on the Company – 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E. Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2011, we had off-balance sheet outstanding letters of credit of US$6.3 million, JPY2,819.4 million, EUR 6.2 million, RMB 0.9 million and NT$10.8 million.

5.F. Tabular Disclosure of Contractual Obligations

The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future as of December 31, 2011.

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations(1)	224,308.6	46,432.7	98,603.3	79,272.6	—
Operating lease obligations(2)	6,973.3	1,009.2	1,379.7	506.0	4,078.4
Purchase obligations(3)	36,301.5	36,301.5	—	—	—

Total	267,583.4	83,743.4	99,983.0	79,778.6	4,078.4

(1)	Includes bonds payable, convertibles bonds payable and long-term borrowings and estimated relevant interest payments in any given period in the future. The interest rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. See notes 14, 15 and 16 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.
(3)	Includes purchase orders for the machinery and equipment at our fabs. We have placed orders primarily related to the technological upgrade and the enhancement of value of capacity.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of such technology and patents. Pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$106.5 million to our pension fund maintained with the Bank of Taiwan in 2012.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. As of December 31, 2011, we were in compliance with all financial covenants and other technical requirements under our credit facilities, except our subsidiary M. Setek breached certain financial covenants under three of its loan agreements in 2009. On June 25, 2010, we repaid all outstanding amounts of JPY8,625.0 million under the three credit facilities and we have not experienced any material impact on our financial position as a result of such financial covenant breach after our full repayment. Please refer to “Item 5. Operating and Financial Review and Prospect —5.B. Liquidity and Capital Resources.”

US GAAP Reconciliation

The following table sets forth a comparison of our net income (loss) attributable to stockholders of AU Optronics Corp. and equity attributable to stockholders of AU Optronics Corp. in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended and as of December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	(26,769.3)	6,692.7	(61,263.8)	(2,023.9)
US GAAP	(28,670.3)	4,244.3	(80,948.2)	(2,674.2)
Equity attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	262,087.1	268,160.9	205,388.7	6,785.2
US GAAP	266,269.0	270,390.1	187,658.7	6,199.5

See note 27 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and US GAAP.

Recent ROC GAAP Accounting Pronouncements

Pursuant to the regulation no. 0990004943 issued by the Financial Supervisory Commission (“FSC”), starting in 2013, companies with shares listed on the Taiwan Stock Exchange or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidances (collectively, “IFRSs”) translated by the Accounting Research and Development Foundation and issued by the FSC. We are currently evaluating the impact of adopting of IFRSs on our consolidated financial position and results of operations. The change of accounting policies, resulting from the adoption of IFRSs, which may significantly impact on our results of operations commencing 2013 includes income tax, employee benefits, convertible bonds, equity-method investment and business-combination related issues.

Recent US GAAP Accounting Pronouncements

In May 2011, the FASB issued Accounting Standard Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The amendments that change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements include (i) measuring the fair value of financial instruments that are managed within a portfolio, (ii) application of premium and discounts in a fair value measurement; and (iii) additional disclosures about fair value measurements including quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The new guidance is effective prospectively during interim and annual periods beginning after December 15, 2011. Management currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June and December 2011, the FASB issued Accounting Standard Update No. 2011-05 and No. 2011-12, “Comprehensive Income (Topic 220).” An entity is required to present components of net income, components of other comprehensive income, and a total amount of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The new guidance should be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Management intends to present components of net income and other comprehensive income in a single continuous condensed consolidated statement of comprehensitve income for US GAAP purposes starting 2012.

In September 2011, the FASB issued Accounting Standard Update No. 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In that event, the quantitative impairment test is required. Otherwise, no further testing is required. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this ASU will have no impact on our financial position and results of operations but will affect our assessment procedures of goodwill for impairment commencing 2012.

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

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Mei-Yueh Ho and Ding-Yuan Yang.

Directors

The following table sets forth information regarding all of our directors as of March 31, 2012. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years with Us	Principal Business Activities Performed Outside Our Company
Kuen Yao (K.Y.) Lee	60	Chairman	2013	16	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corporation

Hsuan Bin (H.B.) Chen	61	Vice Chairman	2013	15	• Chairman and Chief Executive Officer, Wellypower Optronics Corporation

Lai-Juh (L.J.) Chen	49	Director, and President of Solar Business Operation	2013	2	• Director, BriView Corp.

Shuang-Lang (Paul) Peng	53	Director and President	2013	2	• Director, BriView Corp. • Director, Sipix Technology, Inc. • Director, Forhouse Corporation

Ko-Yung (Eric) Yu(1)	56	Director	2013	16	• Chief Executive Officer, BenQ Materials Corporation

Hui Hsiung(2)	59	Director	2013	16	• Director and President, Qisda Corporation • Chairman, SiPix Technology Inc.

Ronald Jen-Chuan Chwang(3)	64	Director	2013	4	• Chairman, iD Ventures America, Inc. • Director, CoAdna Holding, Inc. • Director, LuxNet Corporation

Chang-Hai Tsai(4)	63	Director	2013	2

•         Chairman, China Medical University & Health Care System

•         Founder and Chairman, Asia University

•         Consultant, Department of Health, Executive Yuan, R.O.C. (Taiwan)

•         Director, Taiwan Fertilizer Co., Ltd.

•         Director, Mega Securities.

•         Chairman, The Foundation of Children Philanthropy

Vivien Huey-Juan Hsieh	59	Independent Director	2013	8	• Supervisor, Chief Telecom Inc. • Independent Director, Gold East Paper (Jiangsu) Co., Ltd.

Mei-Yueh Ho	61	Independent Director	2013	2	• Independent Director, Bank of Kaohsiung, Ltd

Ding-Yuan Yang	64	Independent Director	2013	2	• Chairman, UniSVR Global Information Technology Corp. • Supervisor, Applied Vacuum Coating Technologies Co., Ltd.

(1)	Representing Qisda Corporation.
(2)	Representing Qisda Corporation.
(3)	Representing BenQ Foundation.
(4)	Representing An Ji Biomedical Corporation.

Kuen-Yao (K.Y.) Lee. Mr. Lee has been the Chairman of our company since 1996 and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master of Business Administration degree from the International Institute for Management Development in Switzerland in 1990. For a description of certain proceedings to which Mr. Lee is a party, please see “Item 8.A.7. Litigation.”

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

Lai-Juh (L.J.) Chen. Dr. Chen has been a director since 2010 and also has been President of our Solar Business Operation since 2012. Prior to his current position, Dr. Chen was our President and Chief Executive Officer from 2009 to 2011, and was Chief Operating Officer since September 2007. Dr. Chen was also our Senior Vice President and General Manager of Global Manufacturing from 2007 to 2008. Before he joined our company, Dr. Chen was Senior Manager of the Industrial Technology Research Institute. Dr. Chen graduated from Tatung Institute of Technology in Taiwan with a Bachelor’s degree in Chemical Engineering in 1986 and National Tsing-Hua University in Taiwan with a Doctorate’s degree in Chemical Engineering in 1992. For a description of certain proceedings to which Dr. Chen is a party, please see “Item 8.A.7. Litigation.”

Shuang-Lang (Paul) Peng. Mr. Peng has been a director since 2010 and also our President from January 1, 2012. Mr. Peng was our Executive Vice President and led DPBO including TV Business Group, IT Display Business Group, Consumer Product Business Group, Technology Unit, and Global Operation Unit. Prior to his current position, Mr. Peng was General Manager of our Suzhou module plant from 2002 to 2004. Prior to joining AUO, Mr. Peng worked as the Manager of the material and production department at BenQ’s Malaysia branch. Mr. Peng received his Master’s degree in Business Administration from Heriot-Watt University in the United Kingdom in 1995.

Ko-Yung (Eric) Yu. Mr. Yu has been a director since 2007. Mr. Yu was a supervisor of our company from 1996 to 2007. Mr. Yu was the Controller of Acer Peripherals, Inc. from 1996 to 1999. Thereafter, Mr. Yu was the Chief Financial Officer of Acer Communications and Multimedia Inc. from November 1999 to December 2001, and has served as a Vice President of BenQ Corporation from 2002 to 2007. He received a Bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan in 1980 and a Master of Business Administration degree from the Strathclyde Graduate Business School in the United Kingdom in 1995.

Hui Hsiung. Mr. Hsiung has been a director of our company since 2002. Mr. Hsiung is also Chief Executive Officer and President of Qisda. Mr. Hsiung joined our company in 1996 as Director of the Research and Development Department, and from 1997 to 1999 served in positions in the company’s Marketing & Sales Division. Mr. Hsiung was a director of Acer Display from April 1999 to August 2001. From 2002 to 2007, Mr. Hsiung served as our Executive Vice President in charge of all our business units of our company. He received a Bachelor’s degree in Physics from the National Taiwan University in Taiwan in 1975 and a Ph.D. degree in Physics from the University of California, Berkeley in 1985.

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

Chang-Hai Tsai. Mr. Tsai has been a director of our company since 2010. Mr. Tsai is also Chairman of China Medical University & Health Care System and Founder and Chairman of Asia University. From 1995 to 2001, Mr. Tsai served as superintendent of China Medical University Hospital. Mr. Tsai received a M.D. from Teikyo University in Japan in 1997.

Vivien Huey-Juan Hsieh. Ms. Hsieh has been our director since April 2004. Ms. Hsieh is also an independent director of Gold East Paper (Jiangsu) Co., Ltd. and a supervisor of Chief Telecom Inc. Ms. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas.

Mei-Yueh Ho. Ms. Ho has been our director since 2010. Ms. Ho is also an independent director of Bank of Kaohsiung, Ltd. From 2004 to 2006, Ms. Ho served as Minister of Ministry of Economic Affairs, ROC. She was also Council Minister of Council for Economic Planning and Development, ROC. from 2007 to 2008. Ms. Ho received her Bachelor’s degree in Agricultural Chemistry from the National Taiwan University in Taiwan in 1973.

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

Senior Management

The following table sets forth information regarding all of our senior management as of March 31, 2012.

Name	Age	Position	Years with Us
Shuang-Lang (Paul) Peng	53	President	16
Lai-Juh (L.J.) Cheng	49	President of Solar Business Operation	13
Andy Yang	43	Chief Financial Officer	10
F.C. Hsiang	53	Executive Vice President of Display Business Operation	13

Shuang-Lang (Paul) Peng. See “-Directors.”

Lai-Juh (L.J.) Chen. See “-Directors.”

Andy Yang. Mr. Yang has been our Chief Financial Officer since March 2009. Prior to his current position, Mr. Yang was the Senior Project Manager of our Finance Division from April 2003 to February 2005, Associate Vice President of our Finance Center from March 2005 to February 2008, Finance Director of our subsidiaries in China from November 2008 to March 2009, the Director of BriView Corp., and the Director of Lextar Electronics Corp. Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996. He received his Bachelor’s degree from the Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in 1996.

F.C. Hsiang. Mr. Hsiang has been the Executive Vice President of our Display Business since September 2011. Prior to his current position, Mr. Hsiang was the Executive Vice President of Global Operation Unit in Display Business Operation during 2008 to 2011, Senior Vice President and General Manager of our Global Supply Chain Management and Global Manufacturing division from 2007 to 2008 and Assistant Vice President of our module plant from 2002 to 2006. Prior to joining AUO, Mr. Hsiang worked in various divisions at Acer Display, including Quality Assurance, Manufacturing Engineering, and Product Research and Development. Mr. Hsiang obtained his Master’s degree in Mechanical Engineering from the National Cheng Kung University in Taiwan in 1986.

6.B. Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributed earnings in cash to our directors as compensation after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our annual earnings as legal reserves. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” The aggregate compensation paid in 2011 to the directors, independent directors, presidents and vice-presidents for their services was approximately NT$141.2 million (US$4.7 million) on a stand-alone basis.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. Our pension cost for the year ended December 31, 2011 was NT$797.6 million (US$26.3 million). See note 17 to our consolidated financial statements.

We currently do not have any effective stock option plans.

6.C. Board Practices

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, and Ding-Yuan Yang. Vivien Huey-Juan Hsieh is financially literate and has accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee.

Compensation Committee

Our board of directors established a compensation committee in August 2011. The compensation committee’s duties and powers include, but are not limited to matters relating to the compensation of the members of our board of directors and senior management. Our compensation committee is composed of all our independent directors, who currently are Vivien Huey-Juan Hsieh, Mei-Yueh Ho, and Ding-Yuan Yang. The compensation committee must meet at least twice each year and may meet as often as it deems necessary to carry out its responsibilities. Our Board of Directors has adopted a Compensation Committee Charter for the Compensation Committee.

6.D. Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2009, 2010 and 2011.

	As of December 31,
Function	2009	2010	2011
Production	39,312	43,405	45,402
Technical(1)	9,218	10,210	9,310
Sales and marketing	657	817	1,662
Management and administration	2,191	2,964	3,637

Total	51,378	57,396	60,011

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2009, 2010 and 2011. Please refer to “Item 4.C. Organizational Structure” for information of our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2009	2010	2011
ROC	20,471	20,943	21,452
PRC	29,994	34,658	36,195
Others	913	1,795	2,364

Total	51,378	57,396	60,011

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

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive stock bonus, cash or a combination of stock bonus and cash, based on a percentage of our annual distributed earnings. Prior to January 1, 2008, the amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share. Effective on January 1, 2008, the amount allocated in shares is determined by valuing the shares at the closing price on the last trading day before the stockholder’s meeting and paid to our employees in Taiwan based on individual performance and job seniority. Based on the relevant closing price, we paid NT$2,009.8 million in stock bonus, representing 66,154,312 shares and NT$861.3 million in cash bonuses to our employees in 2009 with respect to 2008. We paid NT$891.5 million (US$29.5 million) in cash bonuses to our employees in 2011 with respect to 2010.

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

We do not have any collective bargaining arrangement with our employees. We consider our relations with our employees to be good.

6.E. Share Ownership

The table below sets forth the share ownership, as of March 31, 2012, of the legal entities represented by our directors and executive officers.

Name	Number of Shares Owned		Percentage of Shares Owned
Kuen-Yao (K.Y.) Lee, Chairman	10,512,153		*
Hsuan Bin (H.B.) Chen, Vice-Chairman	5,947,633		*
Lai-Juh (L.J.) Chen, Director, President of Solar Business Operation	2,419,118		*
Shuang-Lang (Paul) Peng, Director, President	2,463,660		*
Hui Hsiung, Director	663,598,620	(1)	7.52%
Ko-Yung (Eric) Yu, Director	663,598,620	(1)	7.52%
Ronald Jen-Chuan Chwang, Director	100,000	(2)	*
Chang-Hai Tsai, Director	200,000	(3)	*
Vivien Huey-Juan Hsieh, Independent Director	—		—
Mei-Yuen Ho, Independent Director	—		—
Ding-Yuan Yang, Independent Director	—		—
Andy Yang, Chief Financial Officer	427,259		*
F.C. Hsiang, Executive Vice President of Display Business Operation	1,484,330		*

*	The number of common shares held is less than 1% of our total outstanding common shares.
(1)	Represents shares held by Qisda.
(2)	Represents shares held by BenQ Foundation.

(3)	Represents shares held by An Ji Biomedical Corporation.

As of March 31, 2012, none of our directors or executive officers held any of our employee stock options. None of our directors or executive officers has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Qisda Corporation (“Qisda”) is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific succeeded the name of BenQ Corporation. As of February 14, 2012, Qisda beneficially owned 7.52% of our outstanding shares. Two of our eleven directors are representatives of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of February 14, 2012, Quanta Computer beneficially owned 5.03% of our outstanding shares.

There have been no changes in our major shareholders since February 14, 2012.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 15, 2012 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620	7.52%	7.52%
Quanta Computer Inc. 211, Wen Hwa 2nd Road, Kuei Shan, Taoyuan 33377, Taiwan, ROC	443,930,307	5.03%	5.03%
AllianceBernstein L.P 1345 Avenue of the Americas New York, N.Y. 10105	637,515,771	7.2%	7.2%
All directors as a group(1)	685,241,184	7.76%	7.76%

(1)	Calculated as the sum of: (a) with respect to directors who are serving in their personal capacity, the number of shares held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative. This information is as of March 31, 2012.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of March 31, 2012, approximately 8,827 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of March 31, 2012, approximately 97.0 million shares in the form of ADSs were held of record by Cede & Co. and 25 other registered shareholders domiciled in and outside of the United States.

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

The following is a description of our material transactions with related parties in 2011. Please also see note 22 to our consolidated financial statements for further information.

TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”)

TCL Huizhou is a joint investor of Huizhou Bri-King Optronics Co., Ltd. We sold solar cells to TCL Huizhou. We generated net sales to TCL Huizhou in the amount of NT$10,292.3 million (US$340.0 million) in 2011, and our receivables from these sales were NT$725.5 million (US$24.0 million) as of December 31, 2011.

Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)

Changhong Electrics is a joint investor of BVCH Optronics (Sichuan) Corp. We sold television display panels to Changhong Electrics. We generated net sales to Changhong Electric in the amount of NT$7,377.7 million (US$243.7 million) in 2011, and our receivables from these sales were NT$544.7 million (US$18.0 million) as of December 31, 2011.

BenQ Corporation (“BenQ”)

BenQ, an affiliate of our company, was 98.65% directly owned by Qisda as of March 31, 2012. We sold panels for desktop monitors, notebooks and television sets to BenQ. We generated net sales to BenQ in the amount of NT$6,400.1 million (US$211.4 million) in 2011, and our receivables from these sales were NT$1,052.8 million (US$34.8 million) as of December 31, 2011.

Changhong (Hongkong) Trading Ltd. (“Changhong Trading”)

Changhong Trading is a substantive related party of BVCH Optronics (Sichuan) Corp. We sold television display panels to Changhong Trading. We generated net sales to Changhong Trading in the amount of NT$ 4,761.3 million (US$ 157.3 million) in 2011, and our receivables from these sales were NT$ 558.7 million (US$18.5 million) as of December 31, 2011.

Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ, an affiliate of our company, was 100% indirectly owned by Qisda as of March 31, 2012. We sold desktop monitor display panels and consumer electronics display panels to QCSZ. We generated net sales to QCSZ in the amount of NT$2,628.6 million (US$86.8 million) in 2011, and our receivables from these sales was NT$828.6 million (US$27.4 million) as of December 31, 2011.

Forhouse Corporation (“Forhouse”)

We indirectly owned 26.26% of Forhouse as of March 31, 2012. We purchased backlight units from Forhouse in the amount of NT$19,294.7 million (US$637.4 million) in 2011, and our payables from these purchases were NT$6,207.7 million (US$205.1 million) as of December 31, 2011.

BenQ Material Corp. (“BMC”)

BMC, an affiliate of our company, was 13.61% directly owned by Qisda as of March 31, 2012. We purchased polarizers from BMC in the amount of NT$14,453.1 million (US$477.5 million) in 2011, and our payables from these purchases were NT$3,385.2 million (US$111.8 million) as of December 31, 2011.

Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 15.11% of Raydium as of March 31, 2012. We purchased driver-integrated circuits from Raydium in the amount of NT$8,350.3 million (US$275.9 million), and our payables from these purchases were NT$3,048.4 million (US$100.7 million) as of December 31, 2011.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1 See Item 18 for our audited consolidated financial statements.

8.A.2 See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3 See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 See “Item 4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7 Litigation

Alleged Patent Infringements

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware against us and other TFT-LCD manufacturers claiming patent infringement. We retained legal counsel to handle this matter. LGD sought, among other things, monetary damages for willful infringement and an injunction against future infringement. In March 2007, we filed a suit in the United States District Court for the Western District of Wisconsin against LGD and LGD America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products. We sought, among other things, monetary damages and enhanced damage for willful infringement and an injunction against future infringement. The claims against us and the counterclaims filed by us were consolidated in June 2007 in the United States District Court for the District of Delaware (the “Delaware Court”). Trial for this case was held in June 2009. In February 2010, the Delaware Court found that LGD and LGD America have infringed our four patents asserted at trial and in April 2010, the Delaware Court further found that we did not infringe any of LGD’s patents as asserted at trial. In August 2011, we and LGD have entered into a Settlement and Patent Cross License Agreement and both parties agreed to dismiss all pending legal actions that have been filed against each other.

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. We have retained legal counsel to handle the related matters. Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In April 2012, the court invalidated Anvik’s patents. We expect Anvik to appeal. Our management is reviewing the merits of this suit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the Delaware Court against us and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The court granted summary judgment to us in December 2011. Apeldyn has sought an extension of time to file the appeal. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against us, our U.S. subsidiary, our customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. The ITC Judge’s preliminary determination made in January 2012 found that we did not infringe on Thomson’s patents. The full commission is now reviewing the decision. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Advanced Display Technologies of Texas, LLC (“ADTT”) filed a lawsuit in the United States District Court for the Eastern District of Texas Tyler Division against us, our U.S. subsidiary and other electronic devices companies, claiming infringement of certain of ADTT’s patents in the United States relating to the manufacturing of TFT-LCD panels. ADTT is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. This case is in the preliminary phase. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Sharp Corporation (“Sharp”) filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of the alleged patent infringement by us and certain our customers. On the same day, Sharp also filed a lawsuit against us in the Delaware Court of the patents asserted by Sharp in the ITC relating to the manufacturing of TFT-LCD products. The ITC agreed to institute the investigation requested by Sharp on February 24, 2011. In March, we and our U.S. subsidiary filed two complaints against Japan’s Sharp and Sharp Electronics Corporation (together “Sharp”) for patent infringement. The first complaint was filed in the United States District Court for the District of Delaware and the second complaint was filed in the United States Central District Court of California. We sought an unspecified amount of damages and permanent injunction against the infringing products, among other reliefs. On April 15, 2011, we entered into a Settlement Agreement and Patent Cross License Agreement with Sharp, and both parties agreed to dismiss all pending legal actions that have been filed against each other.

On April 25, 2011, Eidos Display, LLC and Eidos III, LLC. (together “Eidos”) filed a lawsuit in the Eastern Texas Court against us, our U.S. subsidiary and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

On June 1, 2011, Samsung Electronics Co., Ltd. (“Samsung”) filed a complaint against us, our U.S. subsidiary and certain of our customers, seeking an investigation by the United States International Trade Commission (“ITC”) of alleged patent infringement. On the same day, Samsung also filed a lawsuit in the Delaware Court and the United States District Court for the Northern District of California (the “Northern California Court”) against us, our U.S. subsidiary and certain of our customers, claiming infringement of certain of Samsung’s patents relating to the manufacturing of TFT-LCD panels. Samsung sought, among other things, monetary damages for willful infringement and injunction against future infringement. On June 24, 2011, we and our U.S. subsidiary filed a complaint against Samsung, Samsung Electronics America, Inc., and certain of Samsung’s customers in the ITC of alleged patent infringement and on the same day also filed a complaint against Samsung, Samsung Electronics America, Inc., and certain of Samsung’s customers for patent infringement in the United States District Court in Delaware and in the United States District Court for the Northern District of California. We sought, among other things, monetary damages for willful infringement and injunction against future infringement. In January 2012, we and Samsung entered into a Settlement and Patent Cross License Agreement and both parties agreed to dismiss all pending legal actions that have been filed against each other.

Investigation for Alleged Violation of Antitrust and Competition Laws

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions including but not limited to the following: Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (the “U.S. DOJ”), the European Commission Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified us of the termination of its investigation. In February 2012, the Canada Competition Bureau notified us of the discontinuance of its investigation. The Japan Fair Trade Commission and the Korea Fair Trade Commission also requested certain information from us as part of their respective investigations in 2007 and 2009, respectively. In December 2011, we were in receipt of a written decision made by the Korea Fair Trade Commission (“KFTC”) alleging the violation of competition rules in Korea conducted by a number of LCD manufacturers, including us and imposed fines on a number of LCD manufacturers, including us. The fine imposed by KFTC against us is 28,442,000,000 Korean Won. We paid the full amount of the fine and filed a complaint for objection in the KFTC and also filed an appeal in the Seoul High Court. In February, we were notified by the KFTC of a 30% reduction of the fine. In March, KFTC refunded the reduced fine to us. In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities. We received DG COMP’s Statement of Objections in May 2009 and submitted our reply in July 2009. We and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on us. We paid the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court to vigorously defend ourselves. The ultimate outcome of this case is still pending and it is anticipated to take at least two years. In November 2011, the DG COMP advised us that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. No determination has been made and we do not know when the investigation may be concluded. As with the prior EU investigation, we are cooperating with DG COMP and we intend to continue to cooperate as warranted as part of our ongoing defense of this matter. Our management is reviewing the merits of this lawsuit on an on-going basis.

In June 2010, we, our U.S. subsidiary and six our current and former officers and employees were indicted in the United States District Court for the Northern District of California (the “Northern California Court”) for an alleged one count violation of Section 1 of the Sherman Act, which carries a maximum penalty of ten years in prison and a $1 million fine for individuals and a $100 million fine for corporations. The maximum fines may be increased to twice the gain derived from the crime or twice the loss suffered by the victims if either of those amounts is greater than the Sherman Act maximum fines. The superseding indictment alleges that we, our U.S. subsidiary and their alleged coconspirators derived gross gains of at least US$500 million, and persons other than the defendants and their alleged coconspirators suffered gross losses of at least US$500 million. Arraignment hearings in relation to bail for five of the six indicted individuals were held in July and August 2010. On August 13, 2010, the Northern California Court ruled that Mr. HB Chen, our Vice Chairman and Dr. LJ Chen, our then President, must surrender their passports and are barred from leaving the Northern District of California without the Northern California Court’s permission. Mr. Chen and Dr. Chen retained counsel to deal with this issue. We initiated our deputy system and our business has not been materially affected due to Mr. Chen and Dr. Chen remains in Northern California; however, if we and our subsidiary are found to have violated antitrust and/or competition laws in the applicable jurisdictions, we and our subsidiaries will likely have to pay a fine or penalty. Trial for the criminal case started on January 9, 2012 and the jury began deliberations on March 1, 2012. On March 14, 2012, (Taiwan time) the jury reached its verdict for charges made by the U.S. DOJ against us, our U.S. subsidiary and certain of our executives. The jury acquitted Dr. LJ Chen and Mr. Hubert Lee and could not reach a decision with respect to Mr. Steven Leung and, therefore, a mistrial was declared in his case. However, a guilty verdict was returned against us and our U.S. subsidiary, and individuals Mr. HB Chen and Dr. Hui Hsiung. The Northern California District Court is expected to issue a fine against us and our U.S. subsidiary within the next few months. We and our U.S. subsidiary intend to appeal the verdict and any fine. The ultimate outcome of the appeal is uncertain. While there are a number of alternative ways the amount of the fine can be determined, as a result of this verdict, management has made its assessment of the amount of the estimated fine after consulting with legal counsel, and re-evaluated the appropriateness of the previously recorded provision. Based on such consultation and the various unknown factors and uncertainties, management has determined that while the actual fine to be imposed may be materially higher than its provision, no significant adjustment was necessary at this time for the provision recognized at December 31, 2011 as a result of this verdict. Management will continue to re-assess the appropriateness of the recorded provision each reporting period and will make any adjustments to our financial statements as deemed necessary. However, the actual amount of the fine as determined by the court could be materially different from the recorded provision.

It is also possible that certain of our executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines. We and our subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement. To our knowledge, other competitors that pled guilty and entered into plea bargain agreements with the U.S. DOJ have agreed to pay fines from US$35 million to US$400 million. While our management does not know all the facts and circumstances that led each of the competitors to enter into those pleas, we are aware of the outcome of those plea bargain agreements, which may or may not be the amounts which the court may decide to consider in relation to our case.

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

Antitrust Civil Actions Lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the Northern California Court. In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court has issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies: direct purchasers and indirect purchasers. The civil class actions are expected to be tried in and after May 2012 unless a settlement is reached. Also, the first track of plaintiffs that have opted out of the class cases are set for trial in November 2012. While our management intends to defend certain suits vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, of certain suits is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

Since the fourth quarter of 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Motorola Inc. (“Motorola”), Tracfone, Best Buy, Nokia Corporation (“Nokia”), Target Corp., Kmart Corp, Costco Wholesale Corp, HP, Dell, Sony, CompuCom Systems, Inc., TechData Corporation and other various business entities, filed civil lawsuits against a number of LCD manufacturers including us in the United States and, in the case of Nokia, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The US Court has stayed Nokia’s claim against us and our U.S. subsidiary and ordered Nokia to arbitrate those claims. Nokia has not yet commenced arbitration proceedings. The Court has stayed some of Dell’s claims against us and our U.S. subsidiary and ordered Dell to arbitrate those claims. Dell has not yet commenced arbitration proceedings. Certain of Dell’s claims against us and our U.S. subsidiary remain pending in the federal court. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York, Illinois, Florida, Oregon, Wisconsin, Missouri, Arkansas, Michigan, Washington, West Virginia, California, South Carolina, Mississippi, Oklahoma and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including us. We have retained counsel to handle the related matters. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, of certain of these lawsuits is currently not estimable. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

We have made provisions with respect to certain, but not all, civil lawsuits as the management deems appropriate. We will revisit the issue of adjusting the said provisions from time to time as we deem appropriate. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

In addition to the matters described above, we are also a party to other litigations or proceedings that arise during our ordinary course of business. Except as mentioned above, we are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

Qisda-related Events and Proceedings

The following is a description of Qisda-related events and proceedings as of April 13, 2012:

Qisda was uncertain that the value-added tax payable on sales made by Qisda to Germany could be refunded or deducted. An amount of NT$111,150 thousand was unlikely to be refunded and has already been recognized as loss on the books of Qisda. In addition, an amount of NT$545,067 thousand has not yet been approved and whether such amount can be refunded (or used to deduct the value-added tax payable) is uncertain. Qisda has engaged tax advisors to advise it in this matter.

Thomson Licensing SAS of France and Thomas Licensing LLC of the US (collectively “Thomson Licensing”) filed complaints in the Delaware Court and the ITC, alleging that certain display products of Qisda have infringed its patents and are seeking monetary damages, as well as an injunction against import of the allegedly infringing products. ITC issued its initial determination that most of Qisda’s products do not infringe patents asserted by Thomson Licensing, except for certain products incorporating LCD panels supplied by Chi Mei Innolux Corporation. Thomas Licensing has petitioned for reconsideration of the initial determination, and ITC is expected to issue its final determination in April 2012.

Proceedings Related to Our Management

The following is a description of proceedings related to our management:

In May 2007, Mr. Lee, our Chairman, was charged by the Taoyuan District Prosecutors’ Office for alleged insider trading of Qisda stock and other related charges. In August 2009, the Taoyuan court acquitted Mr. Lee of all charges. The case was appealed by the prosecutor to the Taiwan High Court in September 2009. In July 2011, the Taiwan High Court acquitted Mr. Lee of all charges and the case is final as to all above-mentioned charges made by the Taoyuan District Prosecutors’ Office.

On August 13, 2010, the Northern California Court ruled that Mr. HB Chen, our Vice Chairman, Dr. LJ Chen, our then President, a present employee at AUO and a former executive must surrender their passports and are barred from leaving the Northern District of California without the court’s permission. Trial for the criminal case started on January 9, 2012 and the jury began deliberations on March 1, 2012. On March 14, 2012, the jury acquitted Dr. LJ Chen. However, a guilty verdict was returned against Mr. HB Chen. Dr. LJ Chen has obtained his passport from the Court and is free to travel while Mr. HB Chen is barred from leaving the Northern District of California without the Court’s permission. Although Mr. HB Chen remains in California, to date our business has not been materially affected as he continues to conduct business and communicate with individuals at our headquarters in Taiwan and around the world. However, at this time we do not know how long the travel ban will continue and the extent to which such a travel ban will, in the long term, affect our business operations.

8.A.8 Dividends and Dividend Policy

We distributed a cash dividend of NT$0.4 per share on July 13, 2011 for the year 2010. We did not distribute any dividends in 2010 for the year 2009. In addition, on February 22, 2012, our board of directors proposed not to distribute any dividend for 2011 due to net loss for the year ended December 31, 2011. The appropriation of net loss of 2011, however, will be subject to the resolution of our annual shareholders’ meeting, which is scheduled for June 13, 2012.

Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

•	no less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital reserves. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed. See “Item 10. B. Memorandum and Articles of Association—Dividends and Distribution.” For information as to ROC taxes on dividends and distributions, see “Item 10.E Taxation—ROC Tax Considerations—Dividends.”

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousands of ADSs)
2007	70.40	43.30	48,530.06	22.41	13.06	1,881.55
2008	62.70	18.30	70,171.86	20.66	5.02	3,343.94
2009	38.90	23.05	62,016.60	12.12	6.66	3,999.55
2010	42.00	27.30	49,916.19	13.25	8.58	2,850.03
First Quarter	42.00	32.80	59,323.72	13.25	10.24	3,141.07
Second Quarter	37.75	28.60	48,305.02	12.51	8.88	3,882.97
Third Quarter	32.80	27.30	50,028.07	10.67	8.58	2,142.78
Fourth Quarter	32.70	29.00	43,219.27	10.57	9.46	2,263.09
2011	30.35	11.90	50,191.65	10.44	3.77	2,528.81
First Quarter	30.35	24.35	39,554.88	10.44	8.17	2,681.31
Second Quarter	26.00	19.35	43,873.67	8.94	6.72	2,749.19
Third Quarter	19.55	12.00	53,705.74	6.91	3.96	2,615.43
Fourth Quarter	15.00	11.90	62,117.85	5.04	3.77	2,070.36
October	13.20	11.90	45,023.20	4.42	3.77	2,014.00
November	15.00	12.75	88,539.18	5.03	4.07	2,518.52
December	15.00	12.65	51,237.11	5.04	4.09	1,678.56
2012 (through March 31, 2012)	17.40	12.85	81,200.58	5.89	4.25	1,458.99
First Quarter	17.40	12.85	81,200.58	5.89	4.25	1,458.99
January	15.80	12.85	73,333.21	5.37	4.25	1,341.27
February	17.40	14.90	113,013.56	5.89	4.97	1,655.73
March	16.00	13.65	58,668.01	5.42	4.56	1,387.16

(1)	Each ADS represents the right to receive 10 common shares.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading markets for our shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our shares trade in the form of ADSs.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

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

Directors

Our board of directors is elected by our shareholders and is responsible for the management of our business. Our articles of incorporation provide that our board of directors is to have between nine to eleven members. Currently, our board of directors is composed of eleven directors. The chairman of our board is elected by the directors. The chairman presides at all meetings of our board of directors and also has the authority to represent, sign for, and bind our company. The term of office for our directors is three years.

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. Currently, the FSC has not promulgated such compulsory rules, and all public companies may, at their discretion, retain either an audit committee or supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or beyond our scope of business. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho and Ding-Yuan Yang.

Pursuant to the ROC Company Law, the election of our directors is conducted by means of cumulative voting. The most recent election for all of the directors was held on June 18, 2010. We have adopted a candidate nomination system for the election of directors.

Pursuant to the ROC Company Law, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, four of our directors are representatives of other legal entities, as shown in “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers.”

For information regarding a director’s power to vote on a proposal, arrangement or contract in which the director is materially interest, please review our related party transaction approval process described in “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Shares

As of March 31, 2012, our authorized share capital was NT$110 billion, divided into 11 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 8,827,045,535 shares were issued.

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

Voting Rights

According to the ROC Company Law, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or “Controlled Entity,” or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors. In all other matters, shareholders must cast all their votes the same way on any resolution provided that shareholders holding shares on behalf of others are permitted to split votes when exercising voting rights. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

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

You will not be able to exercise voting rights on the shares underlying your ADSs on an individual basis. For additional information, see “Item 3.D—Risk Factors—ADS holders will not have the same rights as our shareholders, which may affect the value of the ADSs.”

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

Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

•	no less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital reserves. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed.

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

•

In the event that any director, officer or shareholder who holds more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees sells shares within six months after the acquisition of such shares, or repurchases the shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our audit committee fails to make a claim for recovery, any shareholder may request that our board of directors or our audit committee exercise the right of claim within 30 days. In the event our directors or audit committee fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and audit committee will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

Within three months after the end of each fiscal year, we must post our annual audited financial statements on the website of the Taiwan Stock Exchange, for inspection by our shareholders.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taishin International Bank, Stock Affairs Department, Bl, No. 96, Jianguo N. Rd, Sec. 1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York, 10013, USA; telephone number: 1-877-248-4237.

10.C. Material Contracts

Certain material contracts are discussed under Item 4.B above where relevant.

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

The R.O.C’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Central Bank of the Republic of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares, are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend. Consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%. We distributed a cash dividend of NT$0.40 per share on July 13, 2011 for the year 2010.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia and Switzerland, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code, as defined below) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	dealers and traders in securities;

•	certain financial institutions;

•	tax-exempt entities, including “individual retirement accounts”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•

persons holding ADSs or shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or shares;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares through a partnership or other pass-through entity.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) holds our ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or shares, you are urged to consult your tax advisor.

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

This discussion assumes that we were not a passive foreign investment company for our 2011 taxable year, as discussed below.

Taxation of Dividends

The gross amount of distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in your ADSs or shares and then as gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations- Dividends; -Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum U.S. federal income tax rate of 15% if the dividends constitute qualified dividend income. For dividends received after December 31, 2012 the tax rate will be 39.6%, subject to possible legislative change. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not in the year the dividend is paid (and were not in the prior year) a passive foreign investment company. We believe we are not a passive foreign investment company for our 2011 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. holders nevertheless will not be eligible for the reduced rate (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments on substantially similar or related property. Any day during which the U.S. Holder has diminished its risk of loss with respect to our ADSs or shares (for example, by holding an option to sell our ADSs or shares) is not counted toward the 61-day holding period. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances.

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

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of the ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally should constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to U.S. federal income taxation at the 15% rate (discussed above). The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, when you sell or otherwise dispose of your ADSs or shares, you will recognize U.S. source capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and your adjusted tax basis in the ADSs or shares, determined in U.S. dollars. Any such gain or loss will be long-term capital gain or loss if you held the ADSs or shares for more than one year. Your ability to deduct capital losses is subject to limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. holders, and capital losses, the deductibility of which are subject to limitations.

If you receive non-U.S. currency when you sell your ADSs or shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such non-U.S. currency will be ordinary income or loss, and will generally be U.S. source income or loss.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2011 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ADSs or shares.

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

We use financial instruments, including variable rate debt and swap and foreign currency forward contracts, to finance our operations and to manage risks associated with our interest rate and foreign currency exposures, through a controlled program of risk management in accordance with established policies. We have used, and intend to continue to use, derivative financial instruments only for hedging purposes. These policies are reviewed and approved by our board of directors. Our treasury operations are subject to the review of our internal audit department, and this review is submitted to our audit committee on a quarterly basis.

As of December 31, 2011, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$491.3 million and JPY14,827.9 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$646.6 million and JPY29,019.1 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,473.7 million as of December 31, 2011, which represents 85.7% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of JPY2,532.4 million attributable to our Japanese operations as of December 31, 2011, which represents 1.9% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,820.5 million and JPY40,760.2 million, respectively, relating to our overseas vendors.

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

As of December 31, 2011, we had 89 outstanding interest rate swap agreements with 17 major international financial institutions, having a total notional principal amount of NT$24,777.8 million (US$818.6 million). As of December 31, 2010, we had 159 outstanding interest rate swap agreements with 18 major international financial institutions, having a total notional principal amount of NT$43,111.1 million.

The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2011 and December 31, 2010, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date								Fair Value at December 31, 2011
	2012	2013	2014	2015		2016	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	639,250	—	—	—		—	—	639,250	639,250
Average interest rate	1.085%	—	—	—		—	—	1.085%	1.085%
Fixed rate (NT$)	10,690,940	—	—	—		—	—	10,690,940	10,690,940
Average interest rate	0.575%	—	—	—		—	—	0.575%	0.575%
Fixed rate (JPY)	29,002,208	—	—	—		—	—	29,002,208	29,002,208
Average interest rate	0.430%	—	—	—		—	—	0.430%	0.430%
Fixed rate (CNY)	1,363,700	—	—	—		—	—	1,363,700	1,363,700
Average interest rate	1.589%	—	—	—		—	—	1.589%	1.589%
Liabilities Bonds:
Secured (NT$)	3,500,000	—	—	—		—	—	3,500,000	3,574,268
Fixed rate	2.900%	—	—	—		—	—	2.900%	—
Unsecured (NT$)	64,383	—	—	21,203,000		—	—	21,267,383	21,851,511
Fixed rate	0.003%	—	—	15.34	%(1)	—	—	3.833%	—
Long-term Loans:
Fixed rate (NT$)	131,107	18,730	—	—		231,607	—	381,444	381,444
Average interest rate	1.676%	1.471%	—	—		1.450%	—	2.334%	—
Variable rate (NT$)	42,737,182	47,476,931	51,107,608	33,622,286		23,631,618	—	198,575,625	198,575,625
Average interest rate	2.325%	2.381%	2.428%	2.597%		2.542%	—	2.400%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	3,444,445	—	21,333,333	—		—	—	24,777,778	(198,398)
Pay rate	2.484%	—	1.331%	—		—	—	1.492%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary middle rate settled quarterly (0.9% on December 31, 2011).

	Expected Maturity Date								Fair Value at December 31, 2010
	2011	2012	2013	2014	2015		Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	631,314	—	—	—	—		—	631,314	631,314
Average interest rate	0.543%	—	—	—	—		—	0.543%	0.543%
Fixed rate (NT$)	12,515,256	—	—	—	—		—	12,515,256	12,515,256
Average interest rate	0.333%	—	—	—	—		—	0.333%	0.333%
Fixed rate (JPY)	23,219,091	—	—	—	—		—	23,219,091	23,219,091
Average interest rate	0.193%	—	—	—	—		—	0.193%	0.193%
Fixed rate (CNY)	1,076,200	—	—	—	—		—	1,076,200	1,076,200
Average interest rate	1.350%	—	—	—	—		—	1.350%	1.350%
Fixed rate (CZK)	15,000	—	—	—	—		—	15,000	15,000
Average interest rate	0.200%	—	—	—	—		—	0.200%	0.200%
Fixed rate (EUR)	16,000	—	—	—	—		—	16,000	16,000
Average interest rate	0.327%	—	—	—	—		—	0.327%	0.327%
Liabilities Bonds:
Secured (NT$)	6,000,000	3,500,000	—	—	—		—	9,500,000	9,684,385
Fixed rate	2.649%	2.900%	—	—	—		—	2.717%	—
Unsecured (NT$)	105,621	61,149	—	—	24,173,600		—	24,340,370	24,344,837
Fixed rate	0.007%	0.002%	—	—	15.34	%(1)	—	3.064%	—
Long-term Loans:
Fixed rate (NT$)	218,654	122,298	17,789	—	—		—	358,741	358,741
Average interest rate	2.197%	2.023%	1.730%	—	—		—	2.134%	—
Variable rate (NT$)	29,605,525	38,531,034	35,599,509	28,537,119	13,629,401		686,745	146,589,333	146,589,333
Average interest rate	2.372%	2.668%	3.219%	3.428%	3.738%		6.4%	2.794%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	7,777,778	6,888,889	—	28,444,444	—		—	43,111,111	(361,889)
Pay rate	2.046%	2.484%	—	1.331%	—		—	1.644%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary middle rate settled quarterly (0.6% on December 31, 2010).

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

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2011 and December 31, 2010:

December 31, 2011
(in thousands)
Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$39,500
Average contractual exchange rate	NT$30.26per US$
Contracts to sell NT$/Buy US$:
Aggregate contract amount	NT$181,677
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy JPY:
Aggregate contract amount	EUR72,000
Average contractual exchange rate	JPY102.00 per EUR
Contracts to sell CZK/Buy EUR:
Aggregate contract amount	CZK47,747
Average contractual exchange rate	EUR0.04 per CZK
Contracts to sell NT$/Buy JPY:
Aggregate contract amount	NT$392,175
Average contractual exchange rate	JPY2.58 per NT$
Contracts to sell US$/Buy JPY:
Aggregate contract amount	US$310,846
Average contractual exchange rate	JPY77.75 per US$
Contracts to sell US$/Buy CNY:
Aggregate contract amount	US$71,500
Average contractual exchange rate	CNY$6.35 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$6,000
Average contractual exchange rate	SGD 1.30 per US$
Contracts to sell JPY/Buy US$:
Aggregate contract amount	JPY32,925
Average contractual exchange rate	US$0.02 per JPY
Fair value of all forward contracts(1)	NT$68,098

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

December 31, 2010
(in thousands)
Contracts to sell US$/Buy NT$:
Aggregate contract amount	US$203,000
Average contractual exchange rate	NT$30.01 per US$
Contracts to sell CZK/Buy JPY
Aggregate contract amount	CZK12,405
Average contractual exchange rate	JPY4.35 per CZK
Contracts to sell NT$/Buy USD$:
Aggregate contract amount	NT$12,117,800
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy JPY:
Aggregate contract amount	EUR173,000
Average contractual exchange rate	JPY111.27 per EUR
Contracts to sell CZK/Buy EUR:
Aggregate contract amount	CZK162,240
Average contractual exchange rate	EUR0.04 per CZK
Contracts to sell NT$/Buy JPY:
Aggregate contract amount	NT$203,922
Average contractual exchange rate	JPY2.68 per NT$
Contracts to sell US$/Buy JPY:
Aggregate contract amount	US$379,000
Average contractual exchange rate	JPY83.38 per US$
Contracts to sell US$/Buy CNY:
Aggregate contract amount	US$11,000
Average contractual exchange rate	CNY6.64 per US$
Contracts to sell CNY/Buy US$:
Aggregate contract amount	CNY19,886
Average contractual exchange rate	US$0.15 per CNY
Contracts to sell JPY/Buy US$:
Aggregate contract amount	JPY594,265
Average contractual exchange rate	US$0.01 per JPY
Fair value of all forward contracts(1)	NT$322,988

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

	Service	Fees

(1)	Issuance of ADSs	Up to US$0.05 per ADS issued

(2)	Cancellation of ADSs	Up to US$0.05 per ADSs cancelled

(3)	Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADSs held

(4)	Distributions of ADSs pursuant to stock dividends, free stock distributions or other exercises of rights	Up to US$0.05 per ADSs held

(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADSs held

(6)	Depository services	Up to US$0.05 per ADSs held on the applicable record date(s) established by the Depositary.

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ADSs charged by the registrar and transfer agent for the ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency into U.S. dollars;

•	such cable, telex and facsimile transmission and delivery expenses;

•	taxes and duties upon the transfer ADSs; and

•	the fees and expenses incurred by the depositary in connection with the delivery of ADSs.

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

Payment received by us

In 2011, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$	15,956.51
Reimbursement of ADR holders identification expenses	US$	62,990.19
Reimbursement of Legal Fees	US$	948.00
Reimbursement to Issuer	US$	463,177.37
Tax Payment to the IRS	US$	243,726.41

Total payment received by us:	US$	786,798.48

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, KPMG, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Hsinchu, Taiwan (Republic of China)

April 27, 2012

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Vivien Huey-Juan Hsieh is an audit committee financial expert and is independent as defined under NYSE Section 303A.02. Ms. Hsieh received a Ph.D. in Finance and has acquired financial expertise through her role as a “Supervisor” at a company where her responsibilities include examining the business and financial conditions of the company and supervising certified public accountants in their examination of the same.

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2010 and 2011.

	Year ended December 31,
Services	2010	2011
	NT$	NT$
	(in thousands)
Audit Fees (1)	70,798	70,362
Audit-related Fees (2)	7,200	—
Tax Fees (3)	—	—
All Other Fees	—	—

Total	77,998	70,362

(1)	Audit Fees. This category includes the audit of our financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-US jurisdictions, including statutory audits required by the Tax Bureau of the ROC, Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. This category includes fees and expenses relating to the offering of the convertible bonds in 2010.
(3)	Tax Fees. This category includes professional services for tax compliance.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

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

Our standards for determining director independence, which comply with ROC requirements for director independence, may differ from the standards imposed by the NYSE.

The independence standards of our directors are disclosed in our ROC annual report.

Our board of directors has affirmatively determined that our three independent directors have no material relationship with us.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement, and our non-management directors do not meet at regularly scheduled executive sessions without management.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	ROC law does not contain such a requirement, and we do not have a nominating/corporate governance committee.

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
NYSE Section 303A.05 requires listed companies to have a compensation committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and to provide for an annual evaluation of the committee’s performance.	We established a compensation committee on August 30, 2011 to meet the requirements under the ROC law, including appointing Vivien Huey-Juan Hsieh, Mei-Yuen Ho, and Ding-Yuan Yang, all of our independent directors, as the members of the compensation committee.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that substantially conforms with the requirements of Rule 10A-3 under the Exchange Act.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members, all of whom must be independent under NYSE Section 303A.02 and be financially literate or must acquire such financial knowledge within a reasonable period.	Our audit committee is composed of our three independent directors, each of whom complies with the independence requirements of NYSE Section 303A.02 and Vivien Huey-Juan Hsieh, one of our Audit Committee members, meets applicable financial literacy requirements.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Sections 10A-3(b)(2), (3), (4) and (5) of the Exchange Act.	Our audit committee has a written charter that substantially conforms to the requirements of NYSE Section 303A.07(b).

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee regular assessments on the company’s risk management processes and internal control system.	Our internal audit function complies with the requirements of NYSE Section 303A.07(c).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Under ROC law, shareholders’ approval is required for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the FSC, Executive Yuan, ROC, and to approve share buy-back programs and the transfer of shares to employees under such programs.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	We currently comply with ROC non-binding corporate governance principles promulgated by the Taiwan Stock Exchange, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
NYSE Section 303A.10 provides for the adoption of a code of business conduct and ethics and sets out the topics that such code must contain.	There is no ROC mandatory requirement to adopt a code of business conduct and ethics. But our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior. Although, we have not adopted a written code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we believe that the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	ROC law does not contain such a requirement. But, in order to comply with relevant SEC regulations, our CEO is required to certify in our 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of our operation.

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

303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation as and when required by the interim written affirmation form specified by the NYSE.	ROC law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, we have complied with and will continue to comply with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Balance Sheets of AU Optronics Corp. and subsidiaries as of December 31, 2010 and 2011.

(c)	Consolidated Statements of Operations of AU Optronics Corp. and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(d)	Consolidated Statements of Stockholders’ Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2009, 2010 and 2011.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

2.2	Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

4.1	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.2	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(l) to ours annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.6

Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the Commission on

June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.9	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.10	Lease Agreement by and between AU Optronics (Suzhou) Corp., Ltd. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.11	Merger Agreement, dated April 7, 2006, between AU Optronics Corp. and Quanta Display Inc. (incorporated herein by reference to Item 1 of our Form 6-K as filed with the Commission on May 12, 2006).

4.12	Quanta Display Inc. 2002 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

4.13	Quanta Display Inc. 2003 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, President of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, President of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ SHUANG-LANG (PAUL) PENG
Name:	Shuang-Lang (Paul) Peng
Title:	President

Date: April 27, 2012

AU OPTRONICS CORP.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2009, 2010 and 2011

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the Republic of China.

The consolidated financial statements as of and for the year ended December 31, 2011, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 3(z) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
April 27, 2012

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2011

(Expressed in thousands of New Taiwan dollars and US dollars)

	2010	2011
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 4)	89,498,491	90,836,668	3,000,881
Notes and accounts receivable, net (note 8)	50,595,501	44,747,926	1,478,293
Receivables from related parties, net (note 22)	9,320,432	6,783,605	224,103
Other receivables from related parties (note 22)	72,696	191,499	6,326
Other current financial assets (note 8)	587,850	1,280,078	42,289
Inventories, net (note 9)	44,568,106	47,881,948	1,581,829
Prepayments and other current assets (notes 8, 22, 23 and 24)	4,539,631	8,562,426	282,868
Deferred tax assets—current (note 19)	5,375,623	2,304,158	76,120
Financial assets measured at fair value—current (note 7)	427,265	85,621	2,829

Total current assets	204,985,595	202,673,929	6,695,538

Long-term investments:
Equity-method investments (note 10)	15,540,959	15,917,335	525,845
Available-for-sale financial assets—noncurrent (notes 5 and 23)	1,373,687	436,774	14,429
Financial assets measured at fair value—noncurrent (note 7)	—	175	6
Financial assets carried at cost—noncurrent (notes 6 and 10)	896,294	1,487,795	49,151

Total long-term investments	17,810,940	17,842,079	589,431

Property, plant and equipment (notes 11, 22 and 23):
Land	8,052,370	9,365,481	309,398
Buildings	113,542,262	123,995,592	4,096,320
Machinery and equipment	661,815,861	730,389,859	24,129,166
Other equipment	37,144,773	39,394,042	1,301,422

	820,555,266	903,144,974	29,836,306
Less: accumulated depreciation	(493,695,739)	(572,623,757)	(18,917,204)
Construction in progress	2,714,407	8,259,938	272,875
Prepayments for purchases of land and equipment	54,293,812	19,697,808	650,737

Net property, plant and equipment	383,867,746	358,478,963	11,842,714

Intangible assets:
Goodwill (note 12)	11,454,512	11,456,176	378,466
Technology-related fees (notes 12 and 24)	2,607,455	3,971,926	131,217

Total intangible assets	14,061,967	15,428,102	509,683

Other assets:
Idle assets, net (note 11)	1,760,638	1,697,615	56,082
Refundable deposit	176,141	404,751	13,371
Deferred charges	2,593,372	3,321,469	109,728
Deferred tax assets—noncurrent (note 19)	3,379,370	11,064,101	365,514
Restricted cash in bank (note 23)	162,221	158,509	5,237
Others (notes 17, 22 and 24)	517,779	1,708,626	56,446

Total other assets	8,589,521	18,355,071	606,378

Total Assets	629,315,769	612,778,144	20,243,744

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2010 and 2011

(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2010	2011
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 13)	1,183,248	7,850,793	259,359
Notes payable and accounts payable	73,657,842	65,244,893	2,155,431
Payables to related parties (note 22)	20,124,665	17,454,179	576,616
Accrued expenses and other current liabilities (note 10)	38,233,627	48,250,072	1,593,990
Financial liabilities measured at fair value—current (note 7)	268,827	17,523	579
Other payables to related parties (note 22)	98,601	168,004	5,550
Equipment and construction in progress payable (note 22)	19,881,973	18,761,731	619,813
Current installments of long-term borrowings (notes 16 and 23)	29,824,179	42,868,289	1,416,197
Current installments of bonds payable (notes 14 and 23)	6,105,621	3,564,383	117,753

Total current liabilities	189,378,583	204,179,867	6,745,288

Long-term liabilities:
Financial liabilities measured at fair value—noncurrent (notes 7 and 15)	230,699	914,854	30,223
Bonds payable, excluding current installments (notes 14 and 23)	3,561,149	—	—
Convertible bonds payable (note 15)	23,951,212	21,048,500	695,358
Long-term borrowings, excluding current installments (notes 16 and 23)	117,123,895	156,088,780	5,156,551
Hedging derivative financial liabilities—noncurrent (note 7)	287,706	198,360	6,553
Long-term payables—excluding current installments	1,766,626	1,290,740	42,641
Unearned revenue and others (notes 10 and 24)	10,365,760	6,617,500	218,616

Total long-term liabilities	157,287,047	186,158,734	6,149,942

Other liabilities (note 17)	325,582	1,162,605	38,407

Total liabilities	346,991,212	391,501,206	12,933,637

Stockholders’ equity (notes 7, 10, 15 and 18):
Capital stock:
Common stock, NT$10 par value	88,270,455	88,270,455	2,916,104

Capital surplus	115,947,805	117,709,063	3,888,638

Retained earnings (Accumulative deficits):
Legal reserve	15,206,106	15,875,372	524,459
Unappropriated retained earnings (Accumulative deficits)	47,116,043	(18,347,855)	(606,140)

	62,322,149	(2,472,483)	(81,681)

Others:
Cumulative translation adjustments	1,053,896	2,021,571	66,785
Minimum pension liability	—	(1,316)	(44)
Unrealized gains (losses) on financial instruments	566,628	(138,574)	(4,578)

	1,620,524	1,881,681	62,163

	268,160,933	205,388,716	6,785,224

Minority interests	14,163,624	15,888,222	524,883

Total stockholders’ equity	282,324,557	221,276,938	7,310,107
Commitments and contingent liabilities (note 24)

Total Liabilities and Stockholders’ Equity	629,315,769	612,778,144	20,243,744

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2009	2010	2011
	NT$	NT$	NT$	US$
Net sales (note 22)	359,331,345	467,157,964	379,711,878	12,544,165
Cost of goods sold (notes 9 and 22)	352,290,469	430,859,371	407,899,195	13,475,361

Gross profit (loss)	7,040,876	36,298,593	(28,187,317)	(931,196)

Operating expenses (note 22):
Selling	8,000,028	8,641,453	9,636,557	318,354
General and administrative	8,094,414	10,736,924	11,208,846	370,296
Research and development	6,185,485	6,423,552	8,625,812	284,962

	22,279,927	25,801,929	29,471,215	973,612

Operating income (loss)	(15,239,051)	10,496,664	(57,658,532)	(1,904,808)

Non-operating income and gains:
Interest income	265,975	286,798	403,538	13,331
Investment gains recognized by equity method, net (note 10)	139,635	681,331	—	—
Gains on sale of investment securities, net (note 10)	384,186	1,527,229	3,080,716	101,775
Foreign currency exchange gains, net	236,909	—	—	—
Gains on valuation of financial instruments, net (note 7)	813,152	3,986,083	744,072	24,581
Gain on purchase of convertible bonds payable (note 15)	—	—	686,972	22,695
Other income (note 22)	1,569,449	2,302,755	2,575,060	85,070

	3,409,306	8,784,196	7,490,358	247,452

Non-operating expenses and losses:
Interest expenses	3,446,588	4,233,127	4,876,254	161,092
Foreign currency exchange losses, net	—	3,581,120	94,732	3,130
Depreciation of idle assets	1,102,132	859,193	1,002,771	33,128
Investment losses recognized by equity method, net (note 10)	—	—	63,943	2,112
Asset impairment losses (note 11)	1,192,807	—	479,966	15,856
Provisions for potential litigation losses and others (notes 22 and 24)	9,696,129	2,011,439	8,966,289	296,210

	15,437,656	10,684,879	15,483,955	511,528

Earnings (loss) before income taxes	(27,267,401)	8,595,981	(65,652,129)	(2,168,884)
Income tax (expense) benefit (note 19)	22,587	(1,187,894)	4,205,079	138,919

Net income (loss)	(27,244,814)	7,408,087	(61,447,050)	(2,029,965)

Attributable to:
Equity holders of the parent company	(26,769,335)	6,692,657	(61,263,814)	(2,023,912)
Minority interest	(475,479)	715,430	(183,236)	(6,053)

Net income (loss)	(27,244,814)	7,408,087	(61,447,050)	(2,029,965)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations (continued)

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars and US dollars, except for per share data)

	2009	2010	2011
	NT$	NT$	NT$	US$
Earnings (loss) per share—Basic (note 20):
Basic (L) EPS—net income (loss)	(3.04)	0.76	(6.94)	(0.23)

Earnings (loss) per share—Diluted (note 20):
Diluted (L) EPS—net income (loss)	(3.04)	0.70	(6.94)	(0.23)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock		Capital surplus	Retained earnings		Others			Minority interests	Total
	Number of shares	Amount		Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments
Balance at January 1, 2009	8,505,720	85,057,196	113,651,334	13,079,368	76,912,630	2,330,858	(40,252)	(932,163)	9,199,765	299,258,736
Appropriation for legal reserve	—	—	—	2,126,738	(2,126,738)	—	—	—	—	—
Cash dividends	—	—	—	—	(2,551,716)	—	—	—	—	(2,551,716)
Stock dividends to shareholders	255,172	2,551,716		—	(2,551,716)	—	—	—	—	—
Capitalization of employee stock bonus	66,154	661,543	1,348,225	—	—	—	—	—	—	2,009,768
Unrealized gains on available-for-sale financial assets, net	—	—	—	—	—	—	—	1,637,350	135	1,637,485
Unrealized losses on cash flow hedges, net	—	—	—	—	—	—	—	194,145	123	194,268
Foreign currency translation adjustments	—	—	—	—	—	(645,125)	—	—	658,348	13,223
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	—	—	(27,411)	—	(2,050,074)	—	—	190,312	(2,383,727)	(4,270,900)
Net loss	—	—	—	—	(26,769,335)	—	—	—	(475,479)	(27,244,814)
Reversal of minimum pension liability	—	—	—	—	—	—	40,252	—	—	40,252
Adjustments for changes in minority interests	—	—	—	—	—	—	—	—	5,832,690	5,832,690

Balance at December 31, 2009	8,827,046	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	—	1,089,644	12,831,855	274,918,992

Note: Remuneration to directors of NT$57,422 thousand and employee bonuses of NT$2,871,097 thousand were deducted from the consolidated statement of operations of 2008.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock		Capital surplus	Retained earnings		Others		Minority interests	Total
	Number of shares	Amount		Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gains (losses) on financial instruments
Balance at January 1, 2010	8,827,046	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	1,089,644	12,831,855	274,918,992
Embedded conversion options derived from convertible bonds	—	—	101,787	—	—	—	—	—	101,787
Unrealized gains (losses) on available-for-sale financial assets, net	—	—	—	—	—	—	(747,324)	592	(746,732)
Unrealized gains on cash flow hedges, net	—	—	—	—	—	—	181,415	34	181,449
Foreign currency translation adjustments	—	—	—	—	—	(631,837)	—	12,458	(619,379)
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	—	—	873,870	—	(439,665)	—	42,893	701,735	1,178,833
Net income	—	—	—	—	6,692,657	—	—	715,430	7,408,087
Adjustments for changes in minority interests	—	—	—	—	—	—	—	(98,480)	(98,480)

Balance at December 31, 2010	8,827,046	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	566,628	14,163,624	282,324,557

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock		Capital surplus	Retained earnings (Accumulative deficits)		Others			Minority interests	Total
	Number of shares	Amount		Legal reserve	Unappropriated retained earnings (Accumulative deficit)	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments
Balance at January 1, 2011	8,827,046	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	—	566,628	14,163,624	282,324,557
Appropriation for legal reserve	—	—	—	669,266	(669,266)	—	—	—	—	—
Cash dividends	—	—	—	—	(3,530,818)	—	—	—	—	(3,530,818)
Unrealized losses on available-for-sales financial assets, net	—	—	—	—	—	—	—	(750,395)	(431)	(750,826)
Unrealized gains on cash flow hedges, net	—	—	—	—	—	—	—	76,863	376	77,239
Foreign currency translation adjustments	—	—	—	—	—	967,675	—	—	332,925	1,300,600
Adjustments to capital surplus, minimum pension liability and unrealized losses on financial instruments for changes in investees’ equity	—	—	1,761,258	—	—	—	(1,316)	(31,670)	(1,270,657)	457,615
Net loss	—	—	—	—	(61,263,814)	—	—	—	(183,236)	(61,447,050)
Adjustments for changes in minority interests	—	—	—	—	—	—	—	—	2,845,621	2,845,621

Balance at December 31, 2011	8,827,046	88,270,455	117,709,063	15,875,372	(18,347,855)	2,021,571	(1,316)	(138,574)	15,888,222	221,276,938

Balance at December 31, 2011 (in US$)	—	2,916,104	3,888,638	524,459	(606,140)	66,785	(44)	(4,578)	524,883	7,310,107

Note: Remuneration to directors of NT$30,117 thousand and employee bonuses of NT$891,462 thousand were deducted from the consolidated statement of operations of 2010.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars and US dollars)

	2009	2010	2011
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	(27,244,814)	7,408,087	(61,447,050)	(2,029,965)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	87,512,945	87,748,809	87,361,532	2,886,076
Amortization of intangible assets and deferred charges	2,594,666	1,386,893	1,390,901	45,950
Unrealized foreign currency exchange losses (gains), net	(2,192,835)	(940,903)	929,297	30,700
Asset impairment losses	1,192,807	—	479,966	15,856
Losses (gains) on valuation of financial instruments, net	1,336,469	(781,930)	178,560	5,899
Investment losses (gains) recognized by equity method, net	(139,635)	(681,331)	63,943	2,112
Proceeds from cash dividends	142,096	437,801	651,486	21,522
Gains on disposal of investment securities	(384,186)	(1,527,229)	(3,080,716)	(101,775)
Losses from disposal and write-off of property, plant and equipment, idle assets and others	23,248	77,323	697,413	23,040
Gain on purchase of convertible bonds payable	—	—	(686,972)	(22,695)
Change in operating assets and liabilities:
Decrease (increase) in accounts and notes receivable (including related parties)	(38,532,393)	2,061,603	8,596,428	283,992
Increase in inventories, net	(12,708,862)	(6,197,038)	(3,301,713)	(109,075)
Increase in deferred tax assets, net	(716,548)	(535,267)	(4,492,695)	(148,421)
Decrease (increase) in prepayments and other current assets	4,535,738	(2,017,877)	(5,814,751)	(192,096)
Increase (decrease) in accounts and notes payable (including related parties)	32,455,076	2,732,480	(11,393,855)	(376,407)
Increase in accrued expenses and other current liabilities	10,297,563	958,950	5,198,466	171,737
Increase (decrease) in unearned revenue	(1,032,123)	671,170	(704,701)	(23,280)
Increase in prepaid pension assets	(98,193)	(65,954)	(110,419)	(3,648)

Net cash provided by operating activities	57,041,019	90,735,587	14,515,120	479,522

Cash flows from investing activities:
Acquisition of property, plant and equipment, including interest capitalized	(61,046,891)	(84,620,951)	(56,919,591)	(1,880,396)
Proceeds from disposal of property, plant and equipment, and idle assets	235,562	73,958	51,268	1,694
Purchase of convertible bonds	(500,002)	—	—	—
Proceeds from disposal of available-for-sale financial assets	854,849	716,751	135,433	4,474
Purchase of long-term investments	(5,763,950)	(1,258,811)	(2,467,442)	(81,515)
Purchase of financial assets carried at cost	(40,345)	(658,959)	(30,000)	(991)
Proceeds from disposal of long-term investments	299,203	1,379,548	3,955,470	130,673
Decrease (increase) in restricted cash in bank	(425,799)	429,733	3,712	123
Increase in intangible assets and deferred charges	(1,121,028)	(1,414,472)	(2,419,657)	(79,936)
Decrease (increase) in refundable deposits	52,404	18,346	(224,489)	(7,417)
Cash increase (decrease) resulting from change in consolidated entity	839,336	(1,883,482)	86,262	2,850

Net cash used in investing activities	(66,616,661)	(87,218,339)	(57,829,034)	(1,910,441)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2009, 2010 and 2011

(Expressed in thousands of New Taiwan dollars and US dollars)

	2009	2010	2011
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(4,901,690)	(4,938,767)	3,104,515	102,561
Increase (decrease) in guarantee deposits	(5,758)	164,757	915,055	30,230
Repayment of long-term borrowings, bonds payable and convertible bonds payable	(49,291,812)	(60,610,911)	(47,654,567)	(1,574,317)
Proceeds from long-term borrowings, bonds payable and convertible bonds payable	66,844,430	62,609,918	89,647,542	2,961,597
Cash dividends	(2,551,716)	—	(3,530,818)	(116,644)
Proceeds from issuance of subsidiary shares to minority interests	2,445,262	4,338,348	3,252,346	107,445
Cash dividends to minority interests and others	(613,376)	(685,129)	101,867	3,365

Net cash provided by financing activities	11,925,340	878,216	45,835,940	1,514,237

Effect of exchange rate change on cash	(341,084)	(340,284)	(1,183,849)	(39,110)

Net increase in cash and cash equivalents	2,008,614	4,055,180	1,338,177	44,208
Cash and cash equivalents at beginning of year	83,434,697	85,443,311	89,498,491	2,956,673

Cash and cash equivalents at end of year	85,443,311	89,498,491	90,836,668	3,000,881

Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	3,459,032	4,260,269	4,892,384	161,625

Cash paid for income taxes	2,127,321	803,775	1,172,641	38,739

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	46,844,334	35,929,800	46,432,672	1,533,950

Conversion of convertible bonds into equity method investments	618,065	—	—	—

Reclassification of equity method investments from equity investments held-for-sale	—	707,175	—	—

Additions to property, plant and equipment:
Increase in property, plant and equipment	62,430,334	79,143,746	54,883,840	1,813,143
Decrease (increase) in equipment and construction-in-progress payables	(1,383,443)	5,477,205	2,035,751	67,253

	61,046,891	84,620,951	56,919,591	1,880,396

Impact of change in consolidated entities:
Cash	839,336	(1,883,482)	86,262	2,850
Non-cash assets	34,416,206	(3,914,044)	5,810,609	191,959
Liabilities	(30,541,846)	(1,599,359)	(5,845,935)	(193,126)
Minority interests	(482,658)	3,982,504	(50,936)	(1,683)

	4,231,038	(3,414,381)	—	—

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended

December 31, 2009, 2010 and 2011

1.	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications, including notebooks, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. In 2009, through equity acquisition of M. Setek Co., Ltd. (“M. Setek”), AUO entered into the solar business. The main activities in solar business are the design, development and production of solar photovoltaic (PV) modules as well as provision of various value-added services for solar PV systems projects. AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000 and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since May 2002.

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

The consolidated entities were as follows:

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2010	December 31, 2011
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment	100.00	100.00
AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters	49.00	49.00
AUO, Konly and Ronly	BriView Corp. (BVTW) (Formerly Darwin Precisions Corp.)	Manufacturing and sale of backlight modules.	61.35	68.86
AUO	BriView Electronics Corp. (Formerly BVTW)	Manufacturing and sale of liquid crystal products and related parts	98.52	—

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2010	December 31, 2011
AUO and Konly	AUO Crystal Corp. (ACTW)	Design and installation of solar modules	87.09	86.40
Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales	66.67	66.67
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of single crystal silicon wafers	100.00	100.00
ACTW and AULB	M. Setek Co., Ltd. (M. Setek)	Manufacturing of single crystal silicon wafers and ingots and sales of solar modules	95.01	93.49
AULB	AU Optronics Corporation America (AUUS)	Sales support in the United States	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales and sales support in Japan	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support in Europe	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support in South Korea	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding and sales support in South Asia	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Manufacturing and repair center in Czech Republic and assembly of TFT-LCD modules and solar PV modules	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support in the PRC	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00

F-12	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2010	December 31, 2011
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Assembly of Optoelectronics LCD products in Slovakia and manufacturing and sale of related parts	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing LCD panels based on low temperature polysilicon technology	100.00	100.00
BVTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company	100.00	100.00
AULB and BVTW	BriView (L) Corp. (BVLB)	Holding and trading company	100.00	100.00
AULB	BVCH Optronics (Sichuan) Corp. (BVCH)	Assembly and sale of TFT-LCD modules in the PRC	51.00	51.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Assembly and sale of TFT-LCD modules in the PRC	51.00	51.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing, assembly and sale of TFT-LCD panels in the PRC	—	49.00
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing, assembly and sale of backlight modules and related components in the PRC	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing, assembly and sale of backlight modules and related components in the PRC	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing, assembly and sale of backlight modules and related components in the PRC	100.00	100.00
DPHK	Darwin Precisions (Qingdao) Corp. (DPQD)	Manufacturing, assembly and sale of backlight modules and related components in the PRC	100.00	100.00

F-13	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership(%)
Name of Investor	Subsidiary	Main Activities	December 31, 2010	December 31, 2011
DPHK	Darwin Precisions (Dongguan) Corp. (DPDG)	Manufacturing, assembly and sale of backlight modules and related components in the PRC	100.00	100.00
BVLB	BriView (Kunshan) Co., Ltd. (BVKS)	Manufacturing and sale of liquid crystal products and related parts	100.00	100.00
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products and related parts	100.00	100.00
BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products and related parts	100.00	100.00
AUSG	AUO Energy (Suzhou) Corp. (AESZ)	Design and installation of solar modules	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Design and installation of solar modules	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Holding and sales support in America	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding and sales support in Europe	100.00	100.00
AENL	AUO Green Energy Germany GmbH (AEDE)	Sales support in Europe	—	100.00

AULB is a holding company investing in foreign subsidiaries, AUUS, AUSZ, AUNL, AUKR, AUJP, AUSH, AUXM, AUSG, AUCZ, AUSK, AUSJ, AUST, BVLB, BVCH, BKHZ, and AUKS. AUSZ, AUXM and AUSJ are engaged in the assembly of TFT-LCD module products in Mainland China. AUUS, AUJP, AUNL, AUKR and AUSG are mainly engaged in the after-sale service of TFT-LCDs in the United States, Japan, Europe, Korea and Singapore, respectively. AUSH is engaged in the sale of TFT-LCD module products in Mainland China. AUKS is mainly engaged in manufacture and assembly of next generation TFT-LCDs in Mainland China. AUCZ is engaged in the repair of TFT-LCD related products, the assembly of TFT-LCD module products and the assembly of solar photovoltaic (PV) modules in Czech Republic. AUSK is mainly engaged in the assembly of optoelectronics LCD products and the manufacture and sale of related parts in Slovak Republic. AUST is mainly engaged in the manufacture of LCD panels based on low temperature polysilicon (LTPS) technology.

F-14	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On September 1, 2011, BriView Electronics Corporation (Formerly “BVTW”) was merged with and into Darwin Precisions Corp. (“DPTW”), with DPTW as the surviving entity. DPTW then renamed to BriView Corporation (“BVTW”). BVTW is mainly engaged in the manufacture and sale of backlight modules and sale of optoelectronics LCD products in the Republic of China. DPLB is a holding company investing in the wholly owned foreign subsidiary, DPHK. DPSZ, DPXM, DPCD, DPDG and DPQD are wholly owned subsidiaries of DPHK and are engaged in the manufacture and assembly of backlight modules in Mainland China.

BVLB is a holding and trading company. BVXM, BVCH, BKHZ, BVKS and BVHF are mainly engaged in the manufacture and sale of optoelectronics LCD products and related parts in Mainland China.

DSTW is mainly engaged in the manufacture and sale of Driver IC. ACTW, AESZ and AETJ are mainly engaged in the design and installation of the solar related systems and modules.

M. Setek is mainly engaged in the production of polysilicon, manufacture of single crystal silicon wafers and ingots and sale of solar modules in Japan.

Konly and Ronly are investment holding companies for investments in other technology companies.

AENL and AEUS are holding companies for investments in solar business and providing after-sale service in Europe and the United States. AEDE is mainly engaged in the sales support of solar photovoltaic (PV) modules in Germany. ACMK is mainly engaged in the manufacture and sale of solar wafers.

Toppan CFI is a 49%-owned company of AUO, which is mainly engaged in the manufacture and sale of color filters. AUO is able to exercise control over the operating, financial and personnel policies of Toppan CFI. As a result, Toppan CFI is included in the AUO’s consolidated financial statements.

In October 2011, AULB joint ventured with Kunshan Economic and Technical Development Zone Assets Operation Co., Ltd. to invest AUKS, with AULB owning 49% of the shareholding. AUO is able to exercise control over the operating, financial and personnel policies of AUKS. As a result, AUKS is included in the AUO’s consolidated financial statements.

In October 2011, AULB transferred all of its ownership interests in common and preferred shares of M. Setek to ACTW due to group restructuring. After the group restructuring, ACTW’s ownership interests in M.Setek increased to 93.49%.

In October 2011, due to business structure reorganization, AESZ decided to commence liquidation pursuant to the resolution of board of directors. The liquidation procedure is still in progress as of December 31, 2011.

F-15	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In November 2010, BVTW’s ownership interests in DPLB increased from 75.88% to 100% when AULB transferred 24.12% ownership interests in common shares of DPLB to BVTW due to group restructuring.

In July 2010, AULB joint ventured with TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”) to establish BKHZ, in which AULB held 51% ownership interests. In March, June and August 2010, DPHK established wholly owned subsidiaries, DPCD, DPQD and DPDG, respectively.

In March, May, September and October 2010, AUSG established wholly owned subsidiaries, AESZ, AETJ, AENL and AEUS, respectively. In October 2011, AENL established a wholly owned subsidiary, AEDE. In April 2010, BVLB established wholly owned subsidiaries, BVHF and BVKS. In November 2010, ACTW established a wholly owned subsidiary, ACMK.

In July 2010, due to business structure reorganization, the holding companies of BVXM and BVCH changed from AULB and BVLB to BVLB and AULB, respectively.

On July 1, 2010, AULB acquired 100% ownership interests of AUST that was formerly a subsidiary of Toshiba Mobile Display Co., Ltd. in Singapore. Effective from July 1, 2010, the operating result of AUST is included in AUO’s consolidated financial statements.

On March 31, 2010, M. Setek re-elected its board of directors and Ichijo’s chairman was not elected. M. Setek, therefore, lost the power to control Ichijo’s financial, operating and personnel policies. Consequently, Ichijo was not included into the consolidated financial statements of AUO and the investment was accounted for under the equity method as of that date.

As a result of disproportionate participation in Lextar Electronics Corp.’s (“Lextar”) capital increase and partial disposal of investment in April 2010, the ownership interest of AUO together with the ownership interest of its investment holding companies in Lextar decreased to 46.29%. On June 30, 2010, Lextar re-elected its board of directors so that AUO lost the power to control Lextar’s financial, operating and personnel policies. Therefore, Lextar was not included into the consolidated financial statements of AUO and the investment was accounted for under the equity method as of that date.

As of December 31, 2010 and 2011, AUO and its consolidated subsidiaries had 57,396 and 60,011 employees, respectively.

F-16	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Pro Forma Information

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

	For the year ended December 31,
	2009	2010
	NT$	NT$
	(in thousands, except for per share data)
Net sales	366,661,919	471,612,696
Consolidated net income (loss) – attributable to equity holders of the parent company	(29,068,924)	6,064,144
Earnings (loss) per share – basic	(3.31)	0.69
Earnings (loss) per share – diluted	(3.31)	0.67

On October 14, 2011, AUO acquired AUKS through AULB. AUKS was still in the development period, therefore, there is no significant impact on results of operations as if the acquisition of AUKS had taken place on January 1, 2011.

F-17	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	Summary of Significant Accounting Policies

(a)	Basis of preparation, basis of presentation and consolidation policy

The consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter referred to individually or collectively as “the Company.” The consolidated financial statements are prepared in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (“ROC GAAP”). These consolidated financial statements are not intended to present the financial position and the related results of operations and cash flows of the Company based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. ROC GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

The Company includes in its consolidated financial statements the results of operations of all entities in which it has control over the financial and operating policies, irrespective of whether or not it has a majority shareholding in such entities. All significant inter-company balances and transactions are eliminated in the consolidated financial statements.

(b)	Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for sales returns and discounts; realization of deferred tax assets; recovery of the carrying amounts of goodwill, fixed assets, inventory, valuation of investments, and accruals for income tax and litigation uncertainties and other contingencies.

F-18	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

For long-term equity investments in foreign investees which are accounted for by the equity method, their foreign currency financial statements are translated into the Company’s reporting currency. Assets and liabilities of foreign operations are translated using the exchange rates on the balance sheet date. Except that the beginning balance of retained earnings is carried from the prior period, other accounts under the stockholders’ equity are translated at historical exchange rates. Dividends are translated at exchange rates on the declaration date. Revenue and expense accounts are translated using average rates during the period. Translation adjustments resulting from the translation of foreign currency financial statements into the Company’s reporting currency are accounted for as cumulative translation adjustment, a separate component of stockholders’ equity.

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

F-19	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Asset impairment

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

F-20	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Financial instruments are classified into the following categories in accordance with the purpose of holding or issuing of such financial instruments:

(1)	Financial assets and liabilities measured at fair value through profit or loss: Financial instruments are classified into this category if the purpose of acquisition is principally for selling or repurchasing in the near term. Except for effective hedging derivative financial instruments, all financial derivatives are included in this category. Changes in fair values are charged to current operations.

(2)	Available-for-sale financial assets: These are measured at fair value, and any changes, excluding impairment loss and unrealized foreign currency exchange gain or loss, are reported as a separate component of stockholders’ equity until realized. Realized gain or loss on financial instruments is charged to current operations. If there is objective evidence of impairment, an impairment loss is recognized in profit or loss. If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss decreases, the previously recognized impairment loss for equity securities is reversed to the extent of the decrease and recorded as an adjustment to equity, while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurs after the impairment loss is recognized. Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

F-21	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Financial assets carried at cost: Financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, which is determined by using an analysis of various factors. These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information). If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is prohibited. The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same that for cash and stock dividends arising from available-for-sale financial assets.

(4)	Hedging-purpose derivative financial instruments: These are derivative instruments entered into to hedge exposure to interest rate risks and effective as hedges.

(h)	Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with the Company’s treasury policy, the Company holds or issues derivative financial instruments for hedging purposes. When a derivative financial instrument is no longer effective as a hedge, the Company discontinues hedge accounting prospectively and accounts for it as a financial asset (liability) measured at fair value through profit or loss.

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

(i)	Accounts receivable and allowance for doubtful accounts

The allowance for doubtful accounts is based on the age, credit quality, and results of management’s evaluation of collectability of the outstanding balance of accounts receivable.

As further described in Note 3(zb), commencing January 1, 2011, management reviews accounts receivable for impairment in accordance with the third revision of ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement”.

F-22	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment loss is charged to current operations and the allowance for doubtful accounts. If, in a subsequent period, the amount of the impairment loss decreases (e.g. repayment of debts), the previously recognized impairment loss is reversed to current operations.

(j)	Inventories

The cost of inventories includes all necessary expenditure and charges for bringing the inventory to the stable and useable condition and location. Inventories are recorded at cost, and cost is determined using the weighted-average method. The fixed production overhead is allocated based on the capacity of the production facilities. The variable production overhead is allocated based on the actual production. At each period-end, inventories are measured at the lower of cost or net realizable value. Net realizable value for raw materials and spare parts is based on replacement cost. Net realizable value for finished goods and work in process is calculated based on the estimated selling price less all estimated costs of completion and necessary selling costs.

(k)	Equity-method investments

When the Company holds 20% or more of the investee’s voting shares, unless it is evident that the Company does not have significant influence over the investee; or the Company holds less than 20% of the investee’s voting shares but has significant influence over the investee, the Company’s equity investment therein is accounted for using the equity method. In addition, instead of proportionate consolidation method, the equity method is used to account for the Company’s interest in the jointly controlled entities.

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

Investor-level goodwill is not amortized but tested for impairment.

F-23	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value. The range of prescribed or estimated useful lives is as follows: buildings-20 to 50 years, machinery and equipment-3 to 10 years, leasehold improvement-the shorter of 5 years or the lease term, and other equipment-3 to 5 years. Depreciation assets still used in operation after they have reached their original estimated useful lives are further depreciated over their newly estimated useful lives. Disposal gain or loss is recorded as non-operating gain or loss in the current period.

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

F-25	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Goodwill and other intangible assets

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

(p)	Convertible bonds

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

F-26	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-27	(Continued)

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

(r)	Employee bonuses and remuneration to directors

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

(s)	Share-based payment transactions

The Company adopted ROC SFAS No. 39, “Share-based Payment,” for share-based payment arrangements with grant date on or after January 1, 2008.

F-28	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(t)	Revenue recognition and allowance for sales return and discounts

Revenue is recognized when the Company has transferred to customers the significant risks and rewards of ownership of the products. Allowance and related provisions for sales returns and discounts are estimated based on historical experience. Such provisions are deducted from sales in the year when the products are sold.

The Company provides a limited product quality warranty to its products against certain defects. Such product warranties range from 1 to 3 years. Estimated future warranty costs are accrued at the time that the related revenue is recognized. These estimates are derived from historical data, trends of product reliability and costs of repairing and replacing defective products.

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

F-29	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(x)	Earnings (loss) per common share (“(L) EPS”)

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

F-30	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	Operating segments

Effective January 1, 2011, the Company adopted ROC SFAS No. 41 “Operating Segments” which superseded ROC SFAS No. 20 “Segment Reporting”. An operating segment under ROC SFAS No. 41 is a component of an entity that: 1) engages in business activities from which it may earn revenue and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), 2) the segment’s operating results are reviewed regularly by the entity’s chief operating decision maker (“CODM”) to make decisions pertaining to the allocation of the resources to the segment and to assess its performance, and 3) for which discrete financial information is available. The initial adoption of ROC SFAS No. 41 had no impact on how management determined the Company’s operating segments. Segment profit and loss is determined on a basis that is consistent with how the Company reports operating income (loss) on an ROC GAAP basis in its consolidated statements of operations. Operating income (loss) excludes income taxes, interest income and expense, foreign currency transactions gains and losses, equity in the earnings (losses) of affiliates, deprecation of idle assets, asset impairment losses, provisions for potential litigation losses, gains and losses on valuations of financial instruments and sales of investment securities, gains from bond redemption, and other income and expenses. The accounting policies for the operating segments are the same as those described in Note 3. The CODM reviews the consolidated total assets information but does not receive asset information by operating segment. Consequently, no operating segment asset information is disclosed. Geographic net sales information is based upon the location of customers placing orders. The additional disclosures required by ROC SFAS No. 41 for all years presented are included in Note 25.

(z)	Convenience translation into U.S. dollars

The consolidated financial statements are stated in New Taiwan dollars. Translation of the 2011 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the reader using the noon buying rate of the Federal Reserve Bank in New York on December 30, 2011, of NT$30.27 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(za)	Reclassifications

Certain reclassifications have been made to prior years’ financial statements to conform to the current year’s presentation.

F-31	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(zb)	Accounting change

Effective January 1, 2011, the Company adopted the third revision of ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement” to evaluate impairment of accounts receivable. Impairment loss is charged to current operations and the allowance for doubtful accounts. The impact on net loss and basic (L) EPS for the year ended December 31, 2011, resulting from the adoption of ROC SFAS No. 34 was immaterial.

4.	Cash and Cash Equivalents

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Cash and bank deposits	70,686,923	74,592,942	2,464,253
Government bonds with reverse purchase agreements	18,811,568	16,243,726	536,628

	89,498,491	90,836,668	3,000,881

The Company entered into reverse repurchase agreements (“RRP”) with reputable securities firms or banks in Taiwan covering government and quasi-government bonds with sell-back dates typically within a period of less than three months from the purchase date. These bonds yielded interest at rates ranging from 0.25% to 0.32% and 0.46% to 0.70% in 2010 and 2011, respectively.

5.	Available-for-sale Financial Assets—noncurrent

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Publicly listed equity shares	1,373,687	436,774	14,429

Gains (losses) on valuation of available-for-sale financial assets resulting from the change in fair value, based on publicly quoted market prices, were NT$1,637,485 thousand, NT$(746,732) thousand and NT$(750,826) (US$24,804) thousand for the years ended December 31, 2009, 2010 and 2011, respectively, and were accounted for as a separate component of stockholders’ equity.

Certain available-for-sale financial assets-noncurrent were pledged as collateral; see note 23.

F-32	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.	Financial Assets Carried at Cost - noncurrent

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Non-publicly listed stocks	896,294	1,487,795	49,151

7.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Financial assets measured at fair value—current:
Foreign currency forward contracts	425,443	85,621	2,829
Options contracts	1,822	—	—

	427,265	85,621	2,829

Financial assets measured at fair value—noncurrent:
Interest rate swap contracts	—	3	—
Options contracts	—	172	6

	—	175	6

Financial liabilities measured at fair value—current:
Options contracts	180,020	—	—
Foreign currency forward contracts	88,779	17,523	579
Interest rate swap contracts	28	—	—

	268,827	17,523	579

Financial liabilities measured at fair value—noncurrent:
Interest rate swap contracts	74,155	41	1
Options contracts	—	176,185	5,821
Foreign currency forward contracts	13,676	—	—

	87,831	176,226	5,822

Hedging derivative financial liabilities—noncurrent:
Interest rate swap contracts	287,706	198,360	5,822

F-33	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2010 and 2011, outstanding options contracts were as follows:

December 31, 2010
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Interest rate options	JPY 1,800,000	1.00%	Jan. 2011 – Sep. 2011
Foreign currency call options	USD 9,050	JPY 95.53 – 109.75	May 2011 – Nov. 2013
Foreign currency put options	USD 18,100	JPY 95.53 – 109.75	Jan. 2011 – Nov. 2013

December 31, 2011
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 6,900	JPY 109.75	Jan. 2012 – Nov. 2013
Foreign currency put options	USD 13,800	JPY 109.75	Jan. 2012 – Nov. 2013

As of December 31, 2010 and 2011, outstanding foreign currency forward contracts were as follows:

December 31, 2010
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2011 – Feb. 2011	USD203,000 / NTD6,092,923
Sell USD / Buy JPY	Jan. 2011 – Feb. 2011	USD379,000 / JPY31,601,485
Sell NTD / Buy JPY	Jan. 2011 – Feb. 2011	NTD203,922 / JPY546,442
Sell NTD / Buy USD	Jan. 2011 – Mar. 2011	NTD12,117,800 / USD400,000
Sell USD / Buy CNY	Jan. 2011	USD11,000 / CNY73,023
Sell CNY / Buy USD	Jan. 2011	CNY19,886 / USD3,000
Sell JPY / Buy USD	Jan. 2011 – Dec. 2011	JPY594,265 / USD5,500
Sell EUR / Buy JPY	Jan. 2011 – Mar. 2011	EUR173,000 / JPY19,249,930
Sell CZK / Buy JPY	Feb. 2011	CZK12,405 / JPY53,960
Sell CZK / Buy EUR	Jan. 2011	CZK162,240 / EUR6,500

F-34	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2012	USD39,500/NTD1,195,430
Sell USD / Buy JPY	Jan. 2012 – Mar. 2012	USD310,846/ JPY24,166,935
Sell NTD / Buy JPY	Jan. 2012 – Mar. 2012	NTD392,175/ JPY1,010,306
Sell NTD / Buy USD	Jan. 2012	NTD181,677/USD6,000
Sell USD / Buy CNY	Jan. 2012 – Mar. 2012	USD71,500/ CNY454,268
Sell JPY / Buy USD	Jan. 2012	JPY32,925/ USD600
Sell EUR / Buy JPY	Jan. 2012 – Mar. 2012	EUR72,000/ JPY7,344,025
Sell CZK / Buy EUR	Jan. 2012	CZK47,747/ EUR1,900
Sell USD / Buy SGD	Feb. 2012	USD6,000 / SGD7,803

The Company entered into foreign exchange forward contracts and options contracts with several banks to manage foreign currency exchange risk resulting from business operations and investment activities. Net gain arising from foreign exchange forward contract for the years ended December 31, 2009, 2010 and 2011 were NT$640,250 thousand (including valuation loss of NT$(1,395,121) thousand and realized settlement gain of NT$2,035,371 thousand), NT$4,049,932 thousand (including valuation gain of NT$845,779 thousand and realized settlement gain of NT$3,204,153 thousand) and NT$669,917 (US$22,131) thousand (including valuation loss of NT$(252,715) (US$(8,349)) thousand and realized settlement gain of NT$922,632 (US$30,480) thousand), respectively.

The Company entered into interest rate swap contracts with several banks to manage interest risk exposure arising from the Company’s financing activities. As of December 31, 2010 and 2011, AUO’s total notional amount of outstanding interest rate swap contracts amounted to NT$43,111,111 thousand and NT$24,777,778 (US$818,559) thousand, respectively, of which, NT$35,333,333 thousand and NT$24,777,778 (US$818,559) thousand, respectively, were related to effective hedges. Additionally, as of December 31, 2010 and 2011, AUSJ’s total notional amount of outstanding interest rate swap contracts amounted to US$33,600 thousand and US$16,800 thousand, respectively, and all of which were related to effective hedges. As of December 31, 2010 and 2011, M. Setek’s total notional amount of outstanding interest rate swap contracts amounted to JPY575,000 thousand and JPY190,000 thousand, respectively, of which, JPY125,000 thousand and JPY0, respectively ,were related to effective hedges.

For the years ended December 31, 2009, 2010 and 2011, the Company’s unrealized gains (losses) resulting from change in fair value of derivative contracts recognized in earnings amounted to NT$58,652 thousand, NT$(63,849) thousand and NT$74,155 (US$2,450) thousand, respectively.

Please refer to (b) for the financial results related to effective hedges.

During the period from April to July 2009, BVTW held convertible bond which was a hybrid instrument consisting of a host contract and an embedded derivative instrument, therefore, BVTW recognized financial assets measured at fair value – conversion rights of the embedded derivative instrument. For the year ended December 31, 2009, the valuation gains recognized in earnings resulting from changes in fair value of conversion rights of convertible bond amounted to NT$114,250 thousand.

F-35	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2009, 2010 and 2011, gains (losses) on valuation of financial instruments were reconciled to the line item of the consolidated statement of operations as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net gain arising from foreign exchange forward contract and options contract	640,250	4,049,932	669,917	22,131
Net gain (loss) arising from interest rate swap contracts	58,652	(63,849)	74,155	2,450
Gain arising from embedded derivative instrument	114,250	—	—	—

	813,152	3,986,083	744,072	24,581

(b)	Hedge accounting

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

As of December 31, 2010 and 2011, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2010
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	(287,706)	Jan. 2011–Sep. 2014	Jan. 2011–Sep. 2014

F-36	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Long-term borrowings with floating interest rate	Interest rate swap contracts	(198,360)	Jan. 2012– Sep. 2014	Jan. 2012– Sep. 2014

Unrealized gains on derivative financial instruments effective as cash flow hedges were NT$194,268 thousand, NT$181,449 thousand and NT$77,239 (US$2,552) thousand for the years ended December 31, 2009, 2010 and 2011, respectively, which were recognized as a separate component of stockholders’ equity.

8.	Notes and accounts receivable, net

	December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Notes receivable	262	122,361	4,042
Accounts receivable	51,368,871	44,917,212	1,483,885
Less: allowance for doubtful accounts	(84,644)	(81,925)	(2,706)
allowance for sales returns and discounts	(688,988)	(209,722)	(6,928)

	50,595,501	44,747,926	1,478,293

In 2010 and 2011, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

For the year ended December 31, 2010
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms	Promissory note as collateral
(in thousands)
Taipei Fubon Bank	USD 25,000	—	USD 4,193	See below	None
China Trust Commercial Bank	USD 35,000	—	USD 6,929	See below	None
First Commercial Bank	USD 170,000	USD 139,787	USD 139,787	See below	None
Standard Chartered Bank	USD 190,000	—	—	See below	None
China Construction Bank	CNY140,000	—	—	See below	None

F-37	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31, 2011
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms	Promissory note as collateral
(in thousands)
Taipei Fubon Bank	USD 48,000	—	USD 14,604	See below	None
China Trust Commercial Bank	USD 65,000	—	USD 17,740	See below	None
Mizuho Corporate Bank	USD 500,000	USD 65,002	USD 65,002	See below	None
The Export-Import Bank	USD 11,000	USD 5,296	USD 5,951	See below	None
First Commercial Bank	USD 250,000	USD 189,019	USD 189,019	See below	None
China Construction Bank	CNY100,000	—	—	See below	None

Note (a):	Under these facilities, the Company, irrevocably and without recourse, transferred accounts receivable to the respective underwriting banks.

Note (b):	To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of financial difficulties are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in recovering these receivables.

Note (c):	The Company informed its customers subject to the facilities to make payment directly to the respective underwriting banks.

Note (d):	The aforementioned terms are applicable to the respective underwriting banks, except that the First Commercial Bank underwrites the accounts receivable without recourse, and the Company takes all risks other than credit risk.

Note (e):	As of December 31, 2010 and 2011, total outstanding receivables resulting from the above transactions, net of fees charged by underwriting banks, of NT$336,072 thousand and NT$999,517 (US$33,020) thousand, respectively, were classified under other current financial assets.

9.	Inventories

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Finished goods	20,355,490	23,462,981	775,123
Work-in-progress	21,631,505	23,962,075	791,612
Raw materials and spare parts	8,627,715	9,041,363	298,691
Less: allowance for devaluation	(6,046,604)	(8,584,471)	(283,597)

	44,568,106	47,881,948	1,581,829

F-38	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, there was net reversal of inventory write-downs of NT$5,521,522 thousand. For the years ended December 31, 2010 and 2011, net inventory devaluation write-downs included in cost of goods sold were NT$1,886,525 thousand and NT$2,735,721 (US$90,377) thousand, respectively.

10.	Equity-Method Investments

	December 31,
	2010		2011
	Ownership interest	Amount	Ownership interest	Amount
	%	NT$	%	NT$	US$
	(in thousands)
AUO SunPower Sdn. Bhd. (“AUSP”)	50	1,619,293	50	3,894,560	128,661
Lextar	46	3,638,618	43	3,409,067	112,622
Qisda Corporation (“Qisda”)	10	3,015,606	10	3,326,423	109,892
Forhouse Corporation (“FH”)	23	2,738,620	26	2,808,039	92,766
Sipix Technology Inc. (“STI”)	28	825,144	28	621,808	20,542
Raydium Semiconductor Corp. (“Raydium”)	15	498,524	15	515,827	17,041
Wellypower Optronics Corporation Ltd. (“Wellypower”)	9	485,415	9	413,470	13,659
Daxin Materials Corp. (“Daxin”)	31	332,419	28	360,358	11,905
Cando Corporation Ltd. (“Cando”)	18	910,745	—	—	—
Others		1,439,575		567,783	18,757

		15,503,959		15,917,335	525,845
Prepaid investment		37,000		—	—

		15,540,959		15,917,335	525,845

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating and financial policies of Qisda, and therefore, the Company accounts for its investment in Qisda under the equity method of accounting.

Light House Technology Co., Ltd. (“LHTC”) was merged with and into Lextar on March 15, 2010, with Lextar as the surviving entity. Therefore, the Company’s equity shareholdings in LHTC were converted to shares of Lextar.

Taiwan Nano Electro-Optical Technology Co., Ltd. (“Nano”) was merged with and into FH on September 15, 2010, with FH as the surviving entity. Therefore, the Company’s equity shareholdings in Nano were converted to shares of FH.

F-39	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2011, the Company recognized unrealized valuation gains (losses) of NT$42,893 thousand and NT$(31,670) (US$(1,046)) thousand under stockholders’ equity, respectively, on investments accounted for under the equity method. For the years ended December 31, 2009, 2010 and 2011, the Company recognized investment gains (losses) of NT$139,635 thousand, NT$681,331 thousand and NT$(63,943) (US$(2,112)) thousand, respectively, under the equity method.

On June 30, 2011, the Company sold most of its equity shareholdings in Cando to TPK Universal Solutions Limited for cash consideration. The selling price and related gain on the sale amounted to NT$3,791,672 (US$125,262) thousand and NT$2,989,335 (US$98,756) thousand, respectively. As of December 31, 2011, the Company’s remaining equity investment in Cando was accounted as financial assets carried at cost – noncurrent.

On March 12, 2010, the Company entered into a joint venture agreement with TPV Technology Limited and through its subsidiary AULB to invest BTLB in Malaysia in September 2010. BriVictory Display Technology (Poland) Co., Ltd. (“BTPL”) is invested by BTLB and is mainly engaged in original equipment manufacture of TFT-LCD modules and TV sets. In accordance with the joint venture agreement, AUO indirectly holds a 51% equity interest with a 50% voting interest in BTLB through AULB. As of December 31, 2011, the Company’s investment in BTLB amounted to US$8,160 thousand.

On May 27, 2010, the Company, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”), which at that time was wholly-owned by SunPower Corporation whereby the Company and SPTL will each own 50% of the joint venture AUSP (formerly named SunPower Malaysia Manufacturing Sdn. Bhd.), which is mainly engaged in the manufacture and sale of solar modules. In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (which classified under equity-method investments and deferred credit) and a cash payment of US$108,069 thousand, and will continue to contribute additional cash over time so that the total cash contributions made by each shareholder equals US$350 million in the aggregate, or such lesser amounts as the parties may mutually agree. In addition, AUSP shall retain the financing loan of RM1,000,000 thousand that was provided by the government of Malaysia. The Company shall make best efforts to ensure that, subject to (a) the necessary cooperation of the AUSP, (b) the lenders’ necessary legal due diligence of the AUSP, (c) the written consent or approval of SPTL, and (d) the written consent or approval of the Malaysia Ministry of Finance, additional debt financing from a third-party lender is available to be drawn upon. If such additional debt financing is not made available to the AUSP, the Company is obliged to secure for AUSP or provide AUSP with reasonable and necessary transitional financing until AUSP obtains debt financing from a third party. As of April 27, 2012, with the assistance of the Company, AUSP has entered into a US$300 million syndicated credit facility with banks. The Company initially recognized deferred revenue in the amount of NT$966,600 (equivalent to US$30,000) thousand for its contribution of technology to AUSP, of which NT$34,521 thousand has been amortized into income in 2010 and NT$138,086 (US$4,562) thousand has been amortized into income in 2011. The remaining NT$793,993 (US$26,230) thousand will be recognized into earnings on a straight-line basis of the expected estimate remaining useful life of the technology.

F-40	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On September 1, 2010, the Company entered into a joint venture agreement with Wistron Corporation and, through its subsidiary AULB, invested BriVision Optronics (L) Corp. (“BWLB”) in Malaysia in March 2011, with AUO indirectly owning 51% of the shareholding. BriVision Optronics (Zhongshan) Corp. (“BWCS”) is invested by BWLB and is mainly engaged in the manufacture of TFT-LCD TV panel modules in Mainland China.

In accordance with ROC SFAS No. 31 “Interest in Joint Ventures”, the Company’s share in the accounts of AUSP, BTLB and BWLB were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Current assets	2,558,611	4,412,015	145,755
Non-current assets	5,359,086	10,999,893	363,393
Current liabilities	2,074,404	2,254,953	74,495
Non-current liabilities	5,056,766	9,588,185	316,755
Revenues	335,417	4,522,873	149,418
Expenses	639,480	4,808,604	158,857

The Company accounted for its share of AUSP’s net income or loss on the basis of a quarterly lag.

As of December 31, 2010 and 2011, market values of the Company’s equity-method investments in publicly listed companies, determined based on quoted market price at year-end, were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Lextar	—	3,664,269	121,053
FH	3,682,768	2,043,905	67,522
Qisda	3,658,256	1,170,054	38,654
Wellypower	485,085	224,237	7,408

	7,826,109	7,102,465	234,637

F-41	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2010 and 2011, components of the difference between acquisition cost and fair value of net assets acquired were as follows:

	For the year ended December 31, 2010
	Beginning balance	Additions or deductions	Adjustments	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$
			(in thousands)
Amortizable assets	(279,100)	823,532	39,689	(9,329)	574,792
Goodwill	1,127,659	556,661	—	(76,784)	1,607,536
Other assets	154,329	—	3,836	—	158,165

	1,002,888	1,380,193	43,525	(86,113)	2,340,493

	For the year ended December 31, 2011
	Beginning balance	Additions or deductions	Adjustments	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
			(in thousands)
Amortizable assets	574,792	—	10,533	(116,035)	469,290	15,504
Goodwill	1,607,536	2,638	(17,298)	—	1,592,876	52,622
Other assets	158,165	—	19,670	—	177,835	5,875

	2,340,493	2,638	12,905	(116,035)	2,240,001	74,001

11.	Property, Plant and Equipment, and Idle Assets

Interest capitalized and included in property, plant and equipment for the years ended December 31, 2009, 2010 and 2011, consisted of the following:

	For the years ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Buildings	185,281	288,879	30,232	999
Machinery and equipment	1,021,530	604,173	474,529	15,676

	1,206,811	893,052	504,761	16,675

The interest rates applied for the capitalization ranged from 0.49% to 7.24%, 0.69% to 5.76%, and 0.66% to 8.28% in 2009, 2010 and 2011, respectively.

F-42	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain property, plant and equipment were pledged as collateral; see note 23.

Idle assets as of December 31, 2010 and 2011, consisted of the following:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Cost:
Land	478,214	478,214	15,798
Buildings	545,231	545,231	18,012
Machinery	12,673,146	17,251,275	569,914
Other equipment	359,712	1,432,618	47,328

	14,056,303	19,707,338	651,052
Less: accumulated depreciation	(11,628,231)	(17,253,478)	(569,986)

	2,428,072	2,453,860	81,066
Less: allowance for devaluation of idle assets	(667,434)	(756,245)	(24,984)

	1,760,638	1,697,615	56,082

12.	Intangible Assets

Intangible assets as of December 31, 2010 and 2011 consisted of the following:

	For the year ended December 31, 2010
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Goodwill	11,464,947	12,072	(22,507)	—	11,454,512
Core technologies	—	17,083	(15,120)	(1,963)	—
Technology-related fees	2,828,307	516,892	(57,881)	(679,863)	2,607,455

	14,293,254	546,047	(95,508)	(681,826)	14,061,967

	For the year ended December 31, 2011
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Goodwill	11,454,512	—	1,664	—	11,456,176	378,466
Technology-related fees	2,607,455	1,944,361	(3,211)	(576,679)	3,971,926	131,217

	14,061,967	1,944,361	(1,547)	(576,679)	15,428,102	509,683

F-43	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Goodwill and other intangible assets arising from Lextar’s merger of LHTC were derecognized owing to the Company lost control of Lextar as Lextar re-elected its board directors on June 30, 2010.

13.	Short-term Borrowings

Short-term borrowings as of December 31, 2010 and 2011 consisted of the following:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Short-term borrowings	1,183,248	7,850,793	259,359

Unused facility	28,742,102	23,901,952	789,625

Interest rates on short-term borrowings outstanding as of December 31, 2010 and 2011, ranged from 1.14% to 4.78% and 1.2% to 7.93%, respectively.

14.	Bonds Payable

Bonds payable as of December 31, 2010 and 2011, consisted of the following:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Unsecured bonds payable	166,770	64,383	2,127
Secured bonds payable	9,500,000	3,500,000	115,626
Less: current portion	(6,105,621)	(3,564,383)	(117,753)

	3,561,149	—	—

Interest payable	684,557	36,695	1,212

The significant terms of secured bonds payable were as follows:

	Secured Bond 3	Secured Bond 4
Issuer	AUO	AUO
Par value	NT$5,000,000 thousand	NT$7,000,000 thousand
Issue date	Mar. 21, 2006	Aug. 22, 2008
Issue price	At par value	At par value
Coupon rate	Fixed rate 1.948%	Fixed rate 2.90%
Duration	Mar. 21, 2006 –Mar. 21, 2011	Aug. 22, 2008 –Aug. 22, 2012
Bank that provided guarantee	Mizuho Corporate Bank and six other banks	Mizuho Corporate Bank and three other banks
Redemption	As stated below	As stated below

F-44	(Continued)

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

The significant terms of unsecured bonds payable were as follows:

	Unsecured Bond 2	Unsecured Bond 3
Issuer	M. Setek	M. Setek
Par value	JPY900,000 thousand	JPY900,000 thousand
Issue date	Apr. 28, 2005	Sep. 30, 2005
Issue price	At par value	At par value
Coupon rate	Floating interest	Fixed rate 1.01%
Duration	Apr. 28, 2005 – Apr. 25, 2012	Sep. 30, 2005 – Sep. 28, 2012
Bank that provided guarantee	Mizuho Corporate Bank	Mizuho Corporate Bank
Redemption	As stated below	As stated below

Unsecured Bond 2 is calculated based on floating interest and M. Setek is obliged to pay interest semi-annually from the date of issuance. The bond is payable in twelve installments which started from October 2005.

Unsecured Bond 3 is calculated based on simple interest and M. Setek is obliged to pay interest payment semi-annually from the date of issuance. The bond is payable in fourteen installments starting from March 2006. Each installment is payable at JPY67,500 thousand and the remaining balance is payable at final installment.

All of the aforementioned bonds are secured by bank guarantees through a syndicated bank guarantee facility. Based on financial covenants under the syndicate agreement for the bond guarantee, AUO is obliged to maintain certain defined level of current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt ratio, interest coverage ratio, and tangible net worth. AUO complied with the aforementioned financial covenants in 2010 and 2011.

Certain of the Company’s assets are pledged to secure the bonds payable; see note 23.

F-45	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bond (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%. The duration period is five years commencing from the issuance date. On September 23, 2011, AUO early redeemed the outstanding ECB 4 at the redemption amount of US$100,000 thousand. ECB 4 was purchased at the cost of US$78,667 thousand, which was allocated to its equity and liability component in accordance with ROC SFAS No. 36. Therefore, AUO recognized a redemption gain from ECB 4 of NT$686,972 (US$22,695) thousand and additional paid-in capital of NT$12,723 (US$420) thousand. The balance of outstanding convertible bonds was US$700,000 thousand as of December 31, 2011.

As of December 31, 2010 and 2011, outstanding convertible bonds payable consisted of the following:

	December 31,
	2010	2011
	ECB 4	ECB 4
	NT$	NT$	US$
	(in thousands)
Convertible bonds payable	23,951,212	21,048,500	695,358

Significant terms of the aforementioned convertible bonds payable were as follows:

Par value	US$800,000 thousand

Original issue date	October 13, 2010

Original issue price	US$792,322 thousand

Coupon rate	0%

Maturity date	October 13, 2015

Collateral	None

Conversion method	Bondholders may, at any time from 41 days after issuance to the 10 days before maturity, convert bonds into AUO’s common shares or certificates exchangeable for common stock.

Conversion price	Original price at NT$40.74. The conversion price was adjusted to NT$39.90 as a result of earnings distributions, as approved by shareholders on June 10, 2011. For purposes of determining the number of converted shares, a fixed exchange rate of US$1=NT$30.778 is used.

Put right	Bondholders bear the right to request AUO to repurchase the bonds on October 13, 2013, at par value.

F-46	(Continued)

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

AUO bifurcated the conversion right from the host debt of ECB 4 in accordance with ROC SFAS No. 36 and recognized it as an equity (additional paid-in-capital –conversion right). As of December 31, 2010 and 2011, the host debt of ECB 4 was recorded under equity amounting to NT$101,787 thousand and NT$89,064 (US$2,942) thousand, respectively, and the noncurrent portion of financial liabilities measured at fair value, amounting to NT$142,868 thousand and NT$738,628 (US$24,401) thousand, respectively. The amortization expense of discount on bonds and the interest expense recognized in 2010 and 2011 were NT$154,485 thousand and NT$702,964 (US$23,223) thousand, respectively; both of which were recorded under interest expenses.

F-47	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Long-term Borrowings

		December 31,
Bank or agent bank	Durations	2010		2011
		NT$		NT$		US$
				(in thousands)
Bank of Taiwan and twenty-two other banks	From Dec. 29, 2009 to Dec. 29, 2016	15,000,000		58,000,000		1,916,089
Bank of Taiwan and thirty-five other banks	From Sep. 13, 2006 to Sep. 13, 2014	42,662,400		31,996,800		1,057,047
Mega International Commercial Bank and fifteen other banks	From Jan. 19, 2010 to Jan. 19, 2015	17,000,000		27,000,000		891,972
Bank of Taiwan and twenty-eight other banks	From Sep. 30, 2011 to Sep. 30, 2016	—		12,000,000		396,432
Credit Agricole Corporate and Investment Bank (Formerly Calyon) and ten other banks	From Nov. 2010 to Nov. 2015	5,136,890		10,904,400		360,238
Mega International Commercial Bank and twenty-one other banks	From Jul. 14, 2006 to Jul. 14, 2013	16,200,000		10,800,000		356,789
Bank of Taiwan and twenty-seven other banks	From Dec. 29, 2005 to Dec. 29, 2012	16,442,800		8,221,400		271,602
Mizuho Corporate Bank and eight other banks	From Jun. 27, 2011 to Jun. 27, 2016	—		7,804,000		257,813
Mizuho Corporate Bank and seven other banks	From Jun. 27, 2011 to Jun. 27, 2016	—		6,828,500		225,586
ABN-AMRO Bank and twenty-one other banks	From Aug. 2, 2006 to Aug. 2, 2013	6,567,163		4,779,194		157,886
Mizuho Corporate Bank and twelve other banks	From Dec. 25, 2009 to Dec. 25, 2014	7,782,600		—		—
Unsecured loans	From Mar. 2007 to Nov. 23, 2016	14,344,253		14,214,885		469,603
Mortgage loans	From Feb. 28, 2006 to Jan. 2016	5,811,968		6,407,890		211,691

		146,948,074		198,957,069		6,572,748
Less: current portion		(29,824,179)		(42,868,289)		(1,416,197)

		117,123,895		156,088,780		5,156,551

Unused credit facility		64,226,937		45,881,909		1,515,755

Interest rate range		0.03 5.53	%~ %	0.645 7.935	%~ %

F-48	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011, future principal repayments were as follows:

	NT$	US$
	(in thousands)
2012	42,868,289	1,416,197
2013	47,495,661	1,569,067
2014	51,107,608	1,688,392
2015	33,622,286	1,110,746
Thereafter	23,863,225	788,346

Total	198,957,069	6,572,748

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any. No commitment fees were paid for the years ended December 31, 2009, 2010 and 2011. These credit facilities contain covenants that require the Company to maintain certain financial ratios such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and accounts payable which are related to the equipment payment), debt-equity ratio, interest coverage ratio, tangible net worth and others as specified in the loan agreements. The Company complied with the aforementioned financial covenants in 2009, 2010 and 2011, except for the matter described below.

In 2009, M. Setek had breached one financial covenant under its loan agreements, which may require an early repayment of a borrowing of JPY6,750,000 thousand. Such borrowing for which a financial covenant was breached matured over one year and had been reclassified into current liabilities in 2009 and was fully paid in 2010.

Refer to note 23 for assets pledged as collateral to secure the aforementioned long-term borrowings.

F-49	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Retirement Plans

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO and Toppan CFI’s retirement plans.

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(11,387)	(15,137)	(500)
Non-vested benefit obligation	(778,122)	(862,317)	(28,488)

Accumulated benefit obligation	(789,509)	(877,454)	(28,988)
Additional benefits based on future salary increase	(904,769)	(968,612)	(31,999)

Projected benefit obligation	(1,694,278)	(1,846,066)	(60,987)
Fair value of plan assets	1,386,818	1,500,839	49,582

Funded status	(307,460)	(345,227)	(11,405)
Unrecognized net transition obligation	6,589	5,630	186
Unrecognized pension loss	776,922	872,502	28,824

Prepaid pension assets	476,051	532,905	17,605

The following table sets forth the defined benefit obligation and the amounts recognized related to M. Setek’s retirement plans.

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(135,093)	(92,690)	(3,062)
Non-vested benefit obligation	(50,150)	(17,433)	(576)

Accumulated benefit obligation	(185,243)	(110,123)	(3,638)
Additional benefits based on future salary increase	—	—	—

Projected benefit obligation	(185,243)	(110,123)	(3,638)
Fair value of plan assets	36,965	—	—

Funded status	(148,278)	(110,123)	(3,638)

Pension liabilities	(148,278)	(110,123)	(3,638)

F-50	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of AUO, Toppan CFI and M. Setek’s net periodic pension costs consisted of the following:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	(958)	33,148	32,126	1,061
Interest cost	23,793	31,996	37,475	1,238
Expected return on plan assets	(27,669)	(28,435)	(28,459)	(940)
Amortization	9,406	18,594	34,526	1,141

Net periodic pension cost	4,572	55,303	75,668	2,500

Significant weighted-average actuarial assumptions used for the pension plans of AUO, Toppan CFI and M. Setek were as follows:

December 31,
	2009	2010	2011
Discount rate	2.00% – 2.25%	2.00% – 2.25%	1.75% – 2.00%
Rate of increase in future compensation levels	1.20% – 3.00%	1.20% – 5.55%	1.20% – 5.55%
Expected long-term rate of return on plan assets	0.75% – 2.25%	0.75% – 2.00%	0.75% – 2.00%

AUO, Toppan CFI, Konly, Lextar, BVTW and DSTW have set up defined contribution plans in accordance with the ROC Labor Pension Act. For the years ended December 31, 2009, 2010 and 2011, the Company recognized total benefit costs thereon of NT$641,120 thousand, NT$774,540 thousand and NT$721,909 (US$23,849) thousand, respectively. In addition to the aforementioned companies, total benefit costs recognized by other subsidiary companies related to defined contribution plans in accordance with local regulations amounted to NT$359,358 thousand, NT$549,656 thousand and NT$632,726 (US$20,903) thousand for the years ended December 31, 2009, 2010 and 2011, respectively.

18.	Stockholders’ Equity

(a)	Common stock

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

F-51	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s authorized common stock, with par value of NT$10 per share, both amounted to NT$100,000,000 thousand as of December 31, 2010 and 2011. AUO’s issued and outstanding common stock, with par value of NT$10 per share, both amounted to NT$88,270,455 thousand as of December 31, 2010 and 2011.

AUO’s ADSs were listed on the New York Stock Exchange. Each ADS represents the right to receive 10 shares of common stock. As of December 31, 2011, AUO had issued 96,485 thousand ADSs, which represented 964,852 thousand shares of its common stock.

(b)	Capital surplus

According to the Republic of China Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be used to increase common stock or distribution cash dividends. Pursuant to Regulations Governing the Offering and Issuance of Securities by Securities Issuers, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the paid-in capital.

(c)	Legal reserve

According to the Republic of China Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the issued common stock. When a company incurs no loss, it may, pursuant to a resolution to be adopted by a shareholders’ meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

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

F-52	(Continued)

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

The distributions of earnings as dividends per share, employee bonuses and remuneration to directors for 2010, as approved by stockholders on June 10, 2011 were as follows:

2010
NT$
(in thousands, except for per share data)
Dividends per share
Cash	0.40

Employee bonuses－cash	891,462
Remuneration to directors	30,117

921,579

The aforementioned distribution of earnings for 2010 was consistent with the resolutions in the board of directors’ meetings.

According to the resolution of AUO’s annual shareholders’ meeting on June 18, 2010, AUO offsetted its net loss arising from 2009 with its prior year unappropriated retained earnings. In addition, on February 22, 2012, AUO’s board of directors proposed not to distribute any dividend for 2011 due to net loss for the year ended December 31, 2011. The appropriation of net loss of 2011, however, will finally be subject to the resolution of AUO’s annual shareholders’ meeting, which is scheduled for June 13, 2012. AUO did not award a bonus to directors and profit sharing to employees due to net loss for the year ended December 31, 2011.

F-53	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Employee stock option plans

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

Details of the ESO Plans were as follows:

Plan	Issuing date	Units issued	Term of grant	Option exercising term

2003 ESO Plan	Dec. 31, 2003	5,631	Dec. 31, 2003 – Dec. 30, 2009	Dec. 31, 2005 – Dec. 30, 2009

The details of ESO Plans, and changes during the year ended December 31, 2009 were as follows:

	Unit	Weighted-average exercise price
	(in thousands)	NT$
Balance at January 1, 2009	2,797	46.00
Units exercised	—	—
Units increased due to issuance of stock dividends	102	44.30
Units cancelled	(2,899)	45.90

Balance at December 31, 2009	—	—

F-54	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Assumptions used to estimate the fair value of the aforementioned ESO Plans were as follows:

2003 ESO Plan
Dividend yield	2.4%
Expected volatility	43.7%
Risk-free interest rate	1.7%
Expected continuing period	1.9 years

As of December 31, 2009, the above mentioned options all expired. As of December 31, 2010 and 2011, there were no outstanding employee stock options.

19.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income tax liabilities individually in accordance with their respective statutory tax rates.

(a)	Pursuant to the Statute for Upgrading Industries, AUO (including the extinguished QDI) is entitled to elect appropriate tax incentives, such as tax exemption, based on initial investments and subsequent capital increases for the purpose of purchasing qualified TFT-LCD production equipment and machinery.

AUO was entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period
2002	Exemption from corporate income taxes for five years	Jan. 1, 2007 – Dec. 31, 2011
2003	Exemption from corporate income taxes for five years	Jan. 1, 2008 – Dec. 31, 2012
2004	Exemption from corporate income taxes for five years	Jun. 25, 2007 – Jun. 24, 2012
2004	Exemption from corporate income taxes for five years	Sep. 29, 2007 – Sep. 28, 2012
2004	Exemption from corporate income taxes for five years	Nov. 3, 2007 – Nov. 2, 2012
2005, 2006	Exemption from corporate income taxes for five years	Jan. 1, 2010 – Dec. 31, 2014
2007, 2008	Exemption from corporate income taxes for five years	Pending designation

F-55	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The components of income tax expense (benefit) were as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	684,697	1,732,649	680,686	22,487
Deferred income tax benefit	(707,284)	(544,755)	(4,885,765)	(161,406)

	(22,587)	1,187,894	(4,205,079)	(138,919)

For AUO and its subsidiaries located in the Republic of China, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated. Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations. In May 2009, the Republic of China government promulgated an amendment of the Income Tax Law. According to the amendment, the income tax rate of Taiwan profit-seeking enterprises will be reduced from 25% to 20%, effective in 2010. In June 2010, the Republic of China government promulgated another amendment of the Income Tax Law to reduce the income tax rate from 20% to 17%, effective retroactively on January 1, 2010. Therefore, the statutory income tax rate applicable to AUO and its subsidiaries located in the Republic of China are both 17% in 2010 and 2011. AUO and its domestic subsidiaries had recalculated their deferred tax assets and liabilities in accordance with the amended Law and adjusted the resulting difference as income tax benefit or expense.

F-56	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The expected income tax expense (benefit) calculated based on the Republic of China statutory income tax rate was reconciled with the income tax expense (benefit) as reported in the consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	(6,816,850)	1,461,317	(11,160,862)	(368,710)
Tax exemption	—	(303,655)	—	—
Decrease in investment tax credits, including impact of amounts that expired unused (see Note 19(d))	3,387,963	4,250,789	752,041	24,844
Effect of different tax rate of subsidiary	(387,926)	82,732	(2,040,199)	(67,400)
Tax on undistributed retained earnings	1,404,104	63,852	65,656	2,169
Increase (decrease) in valuation allowance	1,007,152	(5,063,222)	7,867,649	259,916
Effect of changes in statutory income tax rate	1,872,338	1,176,427	544,351	17,983
Permanent differences	(380,862)	(761,324)	(319,475)	(10,554)
Others	(108,506)	280,978	85,760	2,833

Income tax expense (benefit)	(22,587)	1,187,894	(4,205,079)	(138,919)

F-57	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	2,308,078	6,705,473	221,522
Net operating loss carryforwards	172,656	51,174	1,691
Unrealized losses and expenses	2,801,995	3,895,491	128,691
Timing differences of revenue recognition between accounting and tax reporting	214,941	364,694	12,048
Inventories devaluation	1,042,378	1,196,603	39,531
Unrealized gains on financial assets	(38,862)	(8,811)	(291)
Others	258,697	426,175	14,079

	6,759,883	12,630,799	417,271
Valuation allowance	(1,384,260)	(10,326,641)	(341,151)

Net deferred tax assets—current	5,375,623	2,304,158	76,120

Noncurrent:
Investment tax credits	12,023,328	6,863,058	226,728
Net operating loss carryforwards	6,536,379	17,917,187	591,912
Foreign investment gains under the equity method	(1,687,155)	(265,375)	(8,767)
Goodwill	(865,881)	(1,042,495)	(34,440)
Others	3,328,363	2,745,749	90,709

	19,335,034	26,218,124	866,142
Valuation allowance	(15,955,664)	(15,154,023)	(500,628)

Net deferred tax assets—noncurrent	3,379,370	11,064,101	365,514

Total gross deferred tax assets	29,098,786	40,708,712	1,344,853
Total gross deferred tax liabilities	(3,003,869)	(1,859,789)	(61,440)
Total valuation allowance	(17,339,924)	(25,480,664)	(841,779)

	8,754,993	13,368,259	441,634

(d)	Investment tax credits

Pursuant to the Statute for Upgrading Industries, investment tax credits may be applied over a period of five years to offset income tax payable. The amount of investment tax credits available to be applied in any year is limited to 50% of the income tax payable for that year, except for the final year when such investment tax credit expires.

F-58	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the Business Mergers and Acquisition Act, AUO is entitled to investment tax credits accumulated by QDI prior to the date of acquisition. As of December 31, 2011, there are no unused investment tax credits available to AUO. For the years ended December 31, 2009, 2010 and 2011, investment tax credits that expired unused amount to NT$6,680,020 thousand, NT$6,889,389 thousand and NT$2,305,758 (US$76,173) thousand, respectively. Valuation allowances had previously been recognized for these deferred tax assets. Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

As of December 31, 2011, unused investment tax credits of AUO, Toppan CFI, and Ronly, and their respective years of expiration were as follows:

Year of assessment	Unused investment tax credits		Expiration year
	NT$	US$
	(in thousands)
2008	6,705,473	221,522	2012
2009	2,697,883	89,127	2013
2010	2,710,925	89,558	2014
2011(estimated)	73,517	2,429	2015

	12,187,798	402,636

As of December 31, 2011, unused tax credits of AUO’s subsidiary located in Singapore amounted to NT$1,380,733 (US$45,614) thousand can be applied to any year in the future in accordance with local statutory rules. A valuation allowance has been provided for substantially all of the investment tax credits at December 31, 2011 because management does not expect AUO to realize these tax benefits before they expire.

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

F-59	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011, unused NOL sustained by AUO, Toppan CFI, ACTW, DSTW and foreign subsidiaries were as follows:

Year of assessment	Unused NOL		Expiration year
	NT$	US$
	(in thousands)
2006	527,828	17,437	2016
2007	193,745	6,401	2017
2008	64,151	2,119	2018
2009	30,778,510	1,016,799	2014~2019
2010	2,751,611	90,903	2017~2020
2011 (estimated)	58,762,008	1,941,262	2018~2021

	93,077,853	3,074,921

As of December 31, 2011, unused loss carryforwards of AUO’s subsidiary located in Singapore amounted to NT$1,968,762 (US$65,040) thousand can be applied to any year in the future in accordance with local statutory rules. A valuation allowance has been provided at December 31, 2011 for certain of these deferred tax assets because management does not believe the tax benefits of certain NOL’s will be realized before they expire.

(f)	Assessments by the tax authorities

As of December 31, 2011, the tax authorities had completed the examination of income tax returns of AUO and Toppan CFI through 2008, and of Konly, Ronly, ACTW and BVTW through 2009.

(g)	The integrated income tax system

Information related to the imputation credit account (“ICA”) of AUO was summarized below:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings (accumulated deficits):
Earned in 1998 and thereafter	47,116,043	(18,347,855)	(606,140)

ICA balance	5,160,950	5,148,354	170,081

F-60	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2010	2011
	(actual)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	11.80%	—

The imputation credit to be allocated to stockholders is computed based on the ICA balance at the date of earnings distribution. The estimated creditable ratio may differ from the actual distribution.

20.	Earnings (loss) per Share (“(L) EPS”)

Basic (L) EPS for the years ended December 31, 2009, 2010 and 2011 were computed as follows:

	For the year ended December 31,
	2009		2010		2011
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to equity holders of the parent company:
Net income (loss)	(26,668,094)	(26,769,335)	7,447,409	6,692,657	(65,585,890)	(61,263,814)

Weighted-average number of shares outstanding during the year	8,796,725	8,796,725	8,827,046	8,827,046	8,827,046	8,827,046

Basic (L)EPS (NT$):
Basic (L)EPS—net income (loss)	(3.03)	(3.04)	0.84	0.76	(7.43)	(6.94)

F-61	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for years ended December 31, 2009, 2010 and 2011 were computed as follows:

	For the year ended December 31,
	2009		2010		2011
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income (loss) attributable to equity holders of the parent company	(26,668,094)	(26,769,335)	7,447,409	6,692,657	(65,585,890)	(61,263,814)
Effects of potential common stock:
Convertible bonds payable	—	—	(507,514)	(421,237)	—	—

	(26,668,094)	(26,769,335)	6,939,895	6,271,420	(65,585,890)	(61,263,814)

Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	8,796,725	8,796,725	8,827,046	8,827,046	8,827,046	8,827,046
Effects of potential common stock:
Convertible bonds payable	—	—	132,467	132,467	—	—
Employee bonuses	—	—	31,027	31,027	—	—

	8,796,725	8,796,725	8,990,540	8,990,540	8,827,046	8,827,046

Diluted EPS (NT$)	(3.03)	(3.04)	0.77	0.70	(7.43)	(6.94)

Note: Diluted earnings per share in 2009 and 2011 were not calculated due to the anti-dilutive effect.

F-62	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Additional Disclosure on Financial Instruments

(a)	Fair value information

The carrying amount of cash and cash equivalents, receivables/payables (including related parties), other current financial assets, restricted assets, short-term borrowings, and equipment and construction-in-progress payables approximates their fair value due to their short-term nature. Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2010 and 2011 were as follows:

	December 31, 2010
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial assets:
Foreign currency forward contracts	425,443	425,443
Options contracts	1,822	1,822
Available-for-sale financial assets—noncurrent	1,373,687	1,373,687
Refundable deposits	176,141	176,141
Financial liabilities:
Long-term borrowings (including current portion)	146,948,074	146,948,074
Convertible bonds payable (*)	24,094,080	24,094,080
Bonds payable (including current portion)	9,666,770	9,935,142
Foreign currency forward contracts	102,455	102,455
Interest rate swap contracts	361,889	361,889
Options contracts	180,020	180,020

F-63	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2011
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Foreign currency forward contracts	85,621	2,829	85,621	2,829
Options contracts	172	6	172	6
Available-for-sale financial assets – noncurrent	436,774	14,429	436,774	14,429
Interest rate swap contracts	3	—	3	—
Refundable deposits	404,751	13,371	404,751	13,371
Financial liabilities:
Long-term borrowings (including current portion)	198,957,069	6,572,748	198,957,069	6,572,748
Convertible bonds payable (*)	21,787,128	719,760	21,787,128	719,760
Bonds payable (including current portion)	3,564,383	117,753	3,638,651	120,207
Foreign currency forward contracts	17,523	579	17,523	579
Interest rate swap contracts	198,401	6,554	198,401	6,554
Options contracts	176,185	5,820	176,185	5,820

*	Include financial liabilities measured at fair value – convertible bonds payable

(b)	The following methods and assumptions are used to estimate the fair values of the Company’s financial instruments:

(1)	The fair value of financial instruments other than financial assets carried at cost is based on quoted market prices, if available, in active markets. The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

The fair value of foreign currency forward contracts is computed based on the spot rate and swap points provided by Reuters quotes system. The fair value of interest rate swap is estimated based on market price provided by financial institutions. Financial institutions use the evaluation models and assumptions to estimate the market price of the individual contract.

(2)	The fair value of refundable deposits with no fixed maturity is based on carrying amount.

F-64	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	The carrying value of the floating-rate long-term borrowings approximates fair value since the interest rates paid are based on short-term maturities and recent quoted rates from financial institutions. Thus the fair value of these instruments approximates to their carrying value.

(4)	The fair value of fixed-rate long-term borrowings is estimated based on the present value of future discounted cash flows based on prevailing market interest rates for similar debt instruments of comparable maturities and credit standing of the borrower.

The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc. The Company uses a discount rate of 0.6% to 1.9% and 1.1808% as of December 31, 2010 and 2011, respectively. The fair value of convertible bonds payable is estimated based on Monte Carlo Simulation.

(5)	If the fair value of aforementioned financial instruments is denominated in foreign currency, the Company estimates the fair value based on the spot exchange rate provided by Reuters quotes system. The spot exchange rate is based on the buying rate and adopted consistently, except for the US dollar, which is based on the closing price.

(c)	The fair values of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

	December 31, 2010
	Publicly quoted market prices	Fair value based on valuation technique
	NT$	NT$
	(in thousands)
Financial assets:
Foreign currency forward contracts	—	425,443
Option contracts		1,822
Available-for-sale financial assets–noncurrent	1,373,687	—
Refundable deposits	—	176,141
Financial liabilities:
Long-term borrowings (including current portion)	—	146,948,074
Convertible bonds payable (*)	—	24,094,080
Bonds payable (including current portion)	—	9,935,142
Foreign currency forward contracts	—	102,455
Interest rate swap contracts	—	361,889
Option contracts	—	180,020

F-65	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2011
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Foreign currency forward contracts	—	—	85,621	2,829
Option contracts	—	—	172	6
Available-for-sale financial assets – noncurrent	436,774	14,429	—	—
Interest rate swap contracts	—	—	3	—
Refundable deposits	—	—	404,751	13,371
Financial liabilities:
Long-term borrowings (including current portion)	—	—	198,957,069	6,572,748
Convertible bonds payable (*)	—	—	21,787,128	719,760
Bonds payable (including current portion)	—	—	3,638,651	120,207
Foreign currency forward contracts	—	—	17,523	579
Interest rate swap contracts	—	—	198,401	6,554
Option contracts	—	—	176,185	5,820

*	Include financial liabilities measured at fair value – convertible bonds payable

(d)	The Company pledged certain of its financial assets to secure long-term borrowings and bonds payable, see note 23.

(e)	Gains on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$813,152 thousand, NT$3,986,083 thousand and NT$744,072 (US$24,581) thousand for the years ended December 31, 2009, 2010 and 2011, respectively.

(f)	Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$108,005,572 thousand and NT$181,521,211 (US$5,996,736) thousand as of December 31, 2010 and 2011, respectively.

F-66	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Financial risks relating to financial instruments

(1)	Market risk

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

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industries. Management continuously evaluates the credit quality and financial strength of its customers. If necessary, the Company will request collateral from its customers. In 2009, 2010 and 2011, the Company’s five largest customers accounted for 37.3%, 39.02% and 36.03%, respectively, of the consolidated net sales.

(3)	Liquidity risk

At December 31, 2011, the Company’s current assets exceed its current liabilities. Management believes the Company’s existing credit lines under its long-term loan agreements, together with net cash expected to be generated from its operations, will be sufficient to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk.

F-67	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011, the Company’s future cash flows for the outstanding forward exchange contracts were as follows:

Forward Exchange Contract Term	Outflow	Inflow
	(in thousands)	(in thousands)

From Jan. 2012 to Mar. 2012	USD 421,246 EUR 70,100 CZK 47,747	JPY 32,488,341 NTD 621,578 SGD 7,803 CNY 454,268

In addition, the exchange rates for settling these forward exchange contracts are fixed. Therefore, there is no material cash flow risk.

(4)	Cash flow risk resulting from change in interest rates

The Company’s long-term borrowings are primarily borrowings bearing floating-interest-rate. As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings. At December 31, 2011, if the market interest rates on the Company’s floating-interest-rate borrowings had been 25 basis points higher with all other variables held constant, the future annual interest expense would have been NT$453,803 (US$14,992) thousand higher.

22.	Related-party Transactions

Except as disclosed in the consolidated financial statements and other footnotes, the significant related party transactions were as follows:

(a)	Names and relationships of related parties

Name of related party	Relationship with the Company
Cando	Investee of AUO and Konly; see note (i) below
Raydium	Investee of Konly
Wellypower	Investee of Konly
Qisda	Shareholder represented on AUO’s board of directors; investee of AUO and Konly
BenQ Corporation (“BenQ”)	Subsidiary of Qisda
Qisda Optronics (Suzhou) Co., Ltd. (“QCOS”)	Subsidiary of Qisda
Qisda Co., Ltd. Suzhou (“QCSZ”)	Subsidiary of Qisda
BenQ Material Corp. (“BMC”)	Subsidiary of Qisda

F-68	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company
Nano	Investee of Konly and Ronly; see note (ii) below
FH	Investee of Konly, Ronly and BVTW
Forhouse International Holding Ltd. (“FHBVI”)	Subsidiary of FH
Fortech International Corp. (“Fortech”)	Subsidiary of FH
Fortress Optronics International Corporation (“Fortress”)	Subsidiary of FH
Fortech Optronics (Xiamen) Co., Ltd. (“FHSSXM”)	Subsidiary of FH
Fortech Optronics (Kunshan) Co., Ltd. (“FHSSKS”) (Formerly “Nano-Kunshan”)	Subsidiary of FH; see note (ii)
Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)	Joint investor of BVCH
Changhong (Hongkong) Trading Ltd. (“Changhong Trading”)	Substantive related party of BVCH
TCL Huizhou	Joint investor of BKHZ
TCL Corporation (“TCL”)	Related party of BKHZ; see note (iii) below
TCL Electrics (Hongkong) Co., Ltd. (TCL (HK))	Related party of BKHZ; see note (iii) below
BTPL	Subsidiary of BTLB
AUSP	Investee of AUSG
Abakus Solar AG (“Abakus”)	Investee of AULB
Sichuan Changhong LCM CO., Ltd. (“Changhong LCM”)	Substantive related party of BVCH
Others	Directors, supervisors, president, vice-presidents of the Company, and entities that the Company has significant influence but with which the Company had no material transactions.

Note (i):	On June 30, 2011, the Company disposed most of its equity shareholdings in Cando, and resigned from the director position. Accordingly, transactions with Cando have been disclosed as related-party transactions through June 30, 2011.

Note (ii):	On September 15, 2010, Nano was merged into FH, with FH as the surviving entity. Accordingly, transactions with Nano have been disclosed as related-party transactions through September 15, 2010.

Note (iii):	On July 27, 2010, the Company jointly invested in BKHZ with TCL Huizhou through AULB. Accordingly, TCL Huizhou and its related parties are considered as a related party of the Company, and related-party transactions were disclosed starting from July 27, 2010.

F-69	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
TCL Huizhou	—	6,284,825	10,292,276	340,016
Changhong Electrics	6,827,504	15,676,929	7,377,695	243,730
BenQ	8,945,171	9,750,242	6,400,096	211,434
Changhong Trading	—	245,940	4,761,272	157,293
QCSZ	1,887,418	3,260,601	2,628,576	86,838
AUSP	—	76,623	2,568,666	84,858
TCL (HK)	—	2,572,268	2,152,528	71,111
TCL	—	2,998,896	486,003	16,055
Others	3,225,511	5,583,365	5,309,187	175,394

	20,885,604	46,449,689	41,976,299	1,386,729

The collection terms for sales to related parties were month-end 30 to 45 days, and average collection days for the years ended December 31, 2009, 2010 and 2011, were 60 days, 50 days and 70 days, respectively. The collection terms for sales to unrelated customers were month-end 30 to 60 days, and average collection days for the years ended December 31, 2009, 2010 and 2011, were 48 days, 48 days and 52 days, respectively. The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

F-70	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2010 and 2011, receivables resulting from the above transactions were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Changhong LCM	—	1,467,690	48,487
BenQ	1,211,755	1,052,761	34,779
QCSZ	717,827	828,581	27,373
AUSP	76,869	770,705	25,461
TCL Huizhou	2,228,630	725,488	23,967
Changhong Trading	—	558,702	18,457
Changhong Electrics	3,004,963	544,697	17,995
TCL	895,806	68,929	2,277
Others	1,279,152	1,007,356	33,279
Less: allowance for doubtful accounts	(1,551)	—	—
Less: allowance for sales returns and discounts	(93,019)	(241,304)	(7,972)

	9,320,432	6,783,605	224,103

(2)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to related parties. Total rental income for the years ended December 31, 2009, 2010 and 2011, amounted to NT$83,862 thousand, NT$118,169 thousand and NT$141,615 (US$4,678) thousand, respectively. The collection term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

In 2009, 2010 and 2011, the Company sold property, plant and equipment to related parties for NT$128,252 thousand, NT$15,471 thousand and NT$16,128 (US$533) thousand, respectively. Gains (losses) on disposals for the years ended December 31, 2009, 2010 and 2011, amounted to NT$(4,469) thousand, NT$9,568 thousand and NT$523 (US$17) thousand, respectively. The collection term was month-end 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

In 2010 and 2011, the Company received administration income of NT$ 4,408 thousand and NT$8,786 (US$290) thousand from related parties.

In 2009, 2010 and 2011, the Company received compensation income of NT$17,886 thousand, NT$1,974 thousand and NT$6,662 (US$220) thousand, respectively, from related parties due to product quality issues.

F-71	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2009, 2010 and 2011, the Company received other income of NT$1,543 thousand, NT$12,473 thousand and NT$133,134 (US$4,398) thousand, respectively, from related parties.

In 2009, 2010 and 2011, the Company received total cash dividends of NT$142,096 thousand, NT$437,801 thousand and NT$651,486 (US$21,522) thousand, respectively, from its investees.

As of December 31, 2010 and 2011, receivables from above-mentioned transactions amounted to NT$72,696 thousand and NT$191,499 (US$6,326) thousand, respectively.

(3)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
FH	7,911,643	23,277,026	19,294,675	637,419
BMC	11,136,574	13,995,913	14,453,146	477,474
Raydium	7,534,212	8,488,130	8,350,319	275,861
Cando	3,179,766	2,513,395	2,347,424	77,550
Wellypower	2,861,898	1,793,100	1,608,649	53,144
FHSSKS	2,865,743	2,175,339	1,001	33
Fortech	6,057,071	467,437	—	—
Fortress	4,360,141	446,513	—	—
Others	10,414,681	19,296,062	22,436,129	741,200

	56,321,729	72,452,915	68,491,343	2,262,681

The pricing and payment terms with related parties were not materially different from those with unrelated vendors. The payment terms were 30 to 120 days for the years ended 2009, 2010 and 2011.

F-72	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2010 and 2011, payables resulting from the above purchases were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
FH	5,639,312	6,207,655	205,076
BMC	4,046,153	3,385,151	111,832
Raydium	2,954,675	3,048,366	100,706
QCSZ	976,586	1,253,681	41,416
TCL	1,013,679	84,686	2,798
FHBVI	1,245,426	—	—
Others	4,248,834	3,474,640	114,788

	20,124,665	17,454,179	576,616

Transactions with FH and other related parties are reversed in order not to double count the sales and purchase, if unrealized gain or losses is not realized though transactions with third parties. However, related accounts receivable and inventory are not reversed. The Company recognizes revenue upon the completion of transactions with third parties.

(4)	Acquisition of property, plant and equipment and others

In 2009, 2010 and 2011, the Company acquired property, plant, and equipment from related parties for a total consideration of NT$59,326 thousand, NT$36,212 thousand and NT$33,818 (US$1,117) thousand, respectively.

In 2009, 2010 and 2011, the Company paid other expenses, which consists mainly of rental and other expenses, of NT$386,237 thousand, NT$468,205 thousand and NT$528,710 (US$17,466) thousand, respectively, to related parties.

As of December 31, 2010 and 2011, amounts due to related parties as a result of the aforementioned transactions amounted to NT$98,601 thousand and NT$168,004 (US$5,550) thousand, respectively.

F-73	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Compensation to executive officers

In 2010 and 2011, compensation paid to the Company’s executive officers including directors, supervisors, president and vice-presidents was as follows:

	For the year ended December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Salaries	155,504	143,208	4,731
Compensation	68,216	85,143	2,813
Service charges	23,270	14,735	487
Employee bonuses	41,878	15,900	525

For the 2010 compensation included in the accruals for remuneration to directors and employee bonuses; refer to section “stockholders’ equity” for further details.

23.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2010	2011
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks	R&D project, oil purchases, customs duties and guarantees for foreign workers	162,221	158,509	5,237
Secured deposit	Guarantees for lawsuit	—	4,778,288	157,856
Land and building	Long-term borrowings	62,802,899	92,496,496	3,055,715
Machinery and equipment	Long-term borrowings and bonds payable	162,851,942	162,782,620	5,377,688
Available-for-sale financial assets	Long-term borrowings	5,142	3,309	109

		225,822,204	260,219,222	8,596,605

F-74	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2011, in addition to those disclosed in the aforementioned notes to the financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2010 and 2011, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials from foreign suppliers:

	December 31,
Currency	2010	2011
	(in thousands)
USD	2,337	6,273
JPY	3,570,203	2,819,360
EUR	—	6,173
CNY	18,725	900
NTD	—	10,800

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd. (“SEL”), Hitachi Displays Ltd., IPS Alpha Technology, Ltd., Guardian Industries Corp., Honeywell International Inc., Honeywell Intellectual Properties Inc., Fergason Patent Properties LLC, Toshiba Mobile Display Co., Ltd., Sharp Corporation, LG Display Co., Ltd. and others. The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

(c)	Purchase commitments

On March 31, 2011, AUO signed a long-term materials supply agreement with Corning Display Technologies Taiwan Co. Ltd. (“Corning Taiwan”), under which, AUO and Corning Taiwan agreed on the supply of certain TFT-LCD and color filters glass substrates at negotiated quantity. The contract is effective from March 30, 2011 to December 31, 2013.

F-75	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In April 2011, AUO signed a long-term materials supply agreement with Korean OCI Company Ltd. (“OCI”), under which, AUO and OCI agreed on the supply of certain polysilicon. AUO paid proportionate prepayments in three installments to OCI in 2011. The contract is effective from April 15, 2011 to December 31, 2018.

On January 25, 2011, AUO signed a long-term materials supply agreement with Sunrise Global Solar Energy (“Sunrise”), under which, AUO and Sunrise agreed on the supply of certain single crystalline silicon solar cells. The contract is effective from January 25, 2011 to January 15, 2013.

As of December 31, 2010 and 2011, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled NT$31,891,984 thousand and NT$36,301,499 (US$1,199,257) thousand, respectively.

On April 11, 2008, Toppan CFI and Allied Material Technology Corporation entered into an agreement for purchase and sale of real property located in the Kaohsiung Lujhu Science Park for a total consideration of NT$1,500,000 thousand. On August 31, 2011, the registration of ownership transfer was completely processed. As of September 5, 2011, all payments were fully paid.

(d)	Operating lease agreements

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027. In addition, the Company’s subsidiary companies, including Toppan CFI, AUCZ, ACTW and M. Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009, to December 31, 2030. Future minimum lease commitments as of December 31, 2011, under existing non-cancelable agreements were as follows:

Year	Minimum lease commitments
	NT$	US$
	(in thousands)
2012	1,009,189	33,340
2013	806,461	26,642
2014	573,220	18,937
2015	505,986	16,716
Thereafter	4,078,436	134,735

Rental expense for operating leases amounted to NT$526,232 thousand, NT$972,931 thousand, and NT$1,325,238 (US$43,781) thousand in 2009, 2010 and 2011, respectively.

F-76	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Litigation

(1)	Alleged patent infringements

In December 2006, LG Display Co., Ltd. (“LGD”) filed a lawsuit in the United States District Court for the District of Delaware against AUO and other TFT-LCD manufacturers claiming patent infringement. AUO retained legal counsel to handle this matter. LGD sought, among other things, monetary damages for willful infringement and an injunction against future infringement. In March 2007, AUO filed a suit in the United States District Court for the Western District of Wisconsin against LGD and LGD America, claiming infringement of certain of our patents in the United States relating to the manufacturing of TFT-LCD products. AUO sought, among other things, monetary damages and enhanced damage for willful infringement and an injunction against future infringement. The claims against the Company and the counterclaims filed by AUO were consolidated in June 2007 in the United States District Court for the District of Delaware (the “Delaware Court”). Trial for this case was held in June 2009. In February 2010, the Delaware Court found that LGD and LGD America have infringed AUO’s four patents asserted at trial and in April 2010, the Delaware Court further found that AUO did not infringe any of LGD’s patents as asserted at trial. In August 2011, AUO and LGD have entered into a Settlement and Patent Cross License Agreement and both parties agreed to dismiss all pending legal actions that have been filed against each other .

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. AUO has retained legal counsel to handle the related matters. Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In April 2012, the court invalidated Anvik’s patents. AUO expects Anvik to appeal. Management is reviewing the merits of this suit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the Delaware Court against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The court granted summary judgment of non-infringement of AUO in December 2011. Apeldyn has sought an extension of time to file the appeal. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

F-77	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against AUO, AU Optronics America (“AUUS”), AUO’s customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. The ITC Judge’s preliminary determination made in January 2012 found that none of the patents asserted by Thomson against AUO were infringed by AUO. The full commission is now reviewing the decision. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Sharp Corporation (“Sharp”) filed a complaint against AUO AUUS and AUO’s customers, seeking an investigation by the ITC of alleged patent infringement. On the same day, Sharp also filed a lawsuit in the Delaware Court against AUO and AUUS claiming infringement of Sharp’s patents asserted in the ITC relating to the manufacturing of TFT-LCD panels. Sharp sought, among other things, monetary damages for willful infringement and injunction against future infringement. In March 2011, AUO and AUUS filed two complaints against Japan’s Sharp and Sharp Electronics Corporation (together “Sharp”) for patent infringement in the United States District Court in Delaware and in the United States Central District Court of California. AUO sought, among other things, monetary damages for willful infringement and injunction against future infringement. In April 2011, AUO and Sharp entered into a Settlement Agreement and Patent Cross License Agreement, and both parties agreed to dismiss all pending legal actions that have been filed against each other.

In January 2011, Advanced Display Technologies of Texas, LLC (“ADTT”) filed a lawsuit in the United States District Court for the Eastern District of Texas Tyler Division (the “Eastern Texas Court”) against AUO, AUUS and other electronic devices companies, claiming infringement of certain of ADTT’s patents in the United States. ADTT is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

F-78	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 25, 2011, Eidos Display, LLC and Eidos III, LLC. (together “Eidos”) filed a lawsuit in the Eastern Texas Court against AUO, AUUS and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

On June 1, 2011, Samsung Electronics Co., Ltd. (“Samsung”) filed a complaint against AUO, AUUS and certain of AUO’s customers, seeking an investigation by the United States International Trade Commission (“ITC”) of alleged patent infringement. On the same day, Samsung also filed a lawsuit in the Delaware Court and the United States District Court for the Northern District of California (the “Northern California Court”) against AUO, AUUS and certain of AUO’s customers claiming infringement of certain of Samsung’s patents relating to the manufacturing of TFT-LCD panels. Samsung sought, among other things, monetary damages for willful infringement and injunction against future infringement. On June 24, 2011, AUO and AUUS filed a complaint against Samsung, Samsung Electronics America, Inc., and certain of Samsung’s customers in the ITC of alleged patent infringement and on the same day also filed a complaint against Samsung, Samsung Electronics America, Inc., and certain of Samsung’s customers for patent infringement in the United States District Court in Delaware and in the United States District Court for the Northern District of California. AUO sought, among other things, monetary damages for willful infringement and injunction against future infringement. In January 2012, AUO and Samsung entered into a Settlement and Patent Cross License Agreement and both parties agreed to dismiss all pending legal actions that have been filed against each other.

F-79	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions including but not limited to the following: Since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations by the United States Department of Justice (the “U.S. DOJ”), the European Commission Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission and the Japan Fair Trade Commission, concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In January 2009, the Taiwan Fair Trade Commission visited AUO’s office in Taiwan and requested certain information from AUO as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified AUO of the termination of its investigation. In February 2012, the Canada Competition Bureau notified AUO of the discontinuance of its investigation. The Japan Fair Trade Commission and the Korea Fair Trade Commission also requested certain information from AUO as part of their respective investigations in 2007 and 2009, respectively. In December 2011, AUO was in receipt of a written decision made by the Korea Fair Trade Commission (“KFTC”) alleging the violation of competition rules in Korea conducted by a number of LCD manufacturers, including AUO and imposed fines on a number of LCD manufacturers, including AUO. The fine imposed by KFTC against the Company is 28,442,000,000 Korean won. AUO paid the full amount of fine and filed a complaint for objection in the KFTC and also filed an appeal in the Seoul High Court. In February, AUO was notified by the KFTC of a 30% reduction of the fine. In March, KFTC refunded the reduced fine to AUO. In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including AUO, alleging anti-competitive activities. AUO received DG COMP’s Statement of Objections in May 2009 and submitted AUO’s reply in July 2009. AUO and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on AUO. AUO paid the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court to vigorously defend itself. The ultimate outcome of this case is still pending and it is anticipated to take at least two years. In November 2011, the DG COMP advised AUO that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. No determination has been made and AUO does not know when the investigation may be concluded. As with the prior EU investigation, AUO is cooperating with DG COMP and AUO intends to continue to cooperate as warranted as part of AUO’s ongoing defense of this matter. Management is reviewing the merits of this lawsuit on an on-going basis.

F-80	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In June 2010, AUO, AUUS and six of its current and former officers and employees were indicted in the United States District Court for the Northern District of California ( the “Northern California Court”) for an alleged one count violation of Section 1 of the Sherman Act, which carries a maximum penalty of ten years in prison and a $1 million fine for individuals and a $100 million fine for corporations. The maximum fines may be increased to twice the gain derived from the crime or twice the loss suffered by the victims if either of those amounts is greater than the Sherman Act maximum fines. The superseding indictment alleges that AUO, AUUS and their alleged coconspirators derived gross gains of at least US$500 million, and persons other than the defendants and their alleged coconspirators suffered gross losses of at least US$500 million. Arraignment hearings in relation to bail for five of the six indicted individuals were held in July and August 2010. On August 13, 2010, the Northern California Court ruled that Mr. HB Chen, our Vice Chairman and Dr. LJ Chen, our then President, must surrender their passports and are barred from leaving the Northern District of California without the Northern California Court’s permission. Mr. Chen and Dr. Chen retained counsel to deal with this issue. AUO initiated its deputy system and its business has not been materially affected due to Mr. Chen and Dr. Chen remain in Northern California; however, if AUO and its subsidiary are found to have violated antitrust and/or competition laws in the applicable jurisdictions, AUO and its subsidiaries will likely have to pay a fine or penalty. Trial for the criminal case started from January 9, 2012 and the jury began deliberations from March 1, 2012. It is also possible that certain of AUO’s executive officers, senior management and/or other employees, current and/or former, may be held criminally liable and subject to imprisonment and/or fines. AUO and its subsidiaries may also agree to pay a fine or penalty as part of any plea bargain and/or settlement. To AUO management’s knowledge, other competitors that pled guilty and entered into plea bargain agreements with the U.S. DOJ have agreed to pay fines from US$35 million to US$400 million. While AUO management does not know all the facts and circumstances that led each of the competitors to enter into these pleas, AUO is aware of the outcome of those plea bargain agreements, which may or may not be the amounts which the court may decide to consider in relation to AUO’s case.

F-81	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO has made certain provisions for certain antitrust matters in certain jurisdictions as the management deems appropriate. Management will re-assess the appropriateness of the recorded provisions each reporting period and will make any necessary adjustments as deemed appropriate. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on the Company’s business, results of operation and future prospects.

(3)	Antitrust civil actions lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against AUO and/or its subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California. In the amended consolidated complaints, the plaintiffs are seeking, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court has issued an order certifying two types of classes that may proceed against AUO and other TFT-LCD companies: direct purchasers and indirect purchasers. The civil class actions are expected to be tried in and after May 2012 unless a settlement is reached. Also, the first track of plaintiffs that have opted out of the class cases are set for trial in November 2012. While the management intends to defend certain suits vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, of certain suits is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

F-82	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Since the fourth quarter of 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Motorola Inc. (“Motorola”), Tracfone, Best Buy, Nokia Corporation (“Nokia”), Target Corp., Kmart Corp, Costco Wholesale Corp, HP, Dell Sony, CompuCom Systems, Inc., TechData Corporation and other various business entities, filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The US Court has stayed Nokia’s claim against AUO and AUUS and ordered Nokia to arbitrate those claims. Nokia has not yet commenced arbitration proceedings. The Court has stayed some of Dell’s claims against AUO and AUUS and ordered Dell to arbitrate those claims. Dell has not yet commenced arbitration proceedings. Certain of Dell’s claims against AUO and AUUS remains pending in the federal court lawsuit. AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State, Oklahoma State and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including AUO. AUO has retained counsel to handle the related matters. AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, of certain of these lawsuits is currently not estimable. Management is reviewing the merits of these civil lawsuits on an on-going basis.

The Company has made provisions with respect to certain, but not all, civil lawsuits as the management deems appropriate. AUO will revisit the issue of adjusting the said provisions from time to time as the Company deems appropriate. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

In addition to the matters described above, the Company is also a party to other litigations or proceedings that arise during the ordinary course of business. Except as mentioned above, the Company is not involved in any material litigation or proceeding which could be expected to have a material adverse effect on the Company’s business or results of operations.

(f)	Sales agreements

Since 2006, M. Setek entered into long-term sales agreements with five customers. The agreements provide that, from 2006 to 2015, M. Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M. Setek. These customers may request M. Setek to terminate the agreements and to reimburse the remaining prepayments, if delivery schedule is not met. As of December 31, 2011, the remaining unearned revenue amounted to US$217,932 thousand.

F-83	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Others

On January 21, 2010, the Taiwan Supreme Administrative Court dismissed an appeal by the Environmental Protection Administration of the Executive Yuan of Taiwan relating to the development of Central Taiwan Science Park located in Seven Star Farm. The Seven Star Farm is the location where the Company is building its new 8.5 generation manufacturing plants. As a result of the dismissal, the Central Taiwan Science Park Development Office (“CTSP”) was required to make supplemental submission of its environmental assessment for the construction of Seven Star Farm of the Central Taiwan Science Park. In response, on August 31, an updated environmental impact assessment was further reviewed and approved by the Environmental Protection Agency of the ROC Executive Yuan (“EPA”). The EPA issued its official announcement of the approval of such updated environmental impact assessment in favor of the continued development of the third phase expansion. On September 6, 2010, the Central Taiwan Science Park Development Office has received the new development approval from the National Science Council of the Executive Yuan to allow the third phase to continue. Certain individuals filed several lawsuits against the National Science Council of the ROC Executive Yuan (“NSC”), CTSP and the EPA for preliminary injunction, ceasing enforcing development approval, revoking development approval and revoking the updated environmental impact assessment in the Administrative Court. Among the administrative lawsuits, certain administrative lawsuits are in favor of NSC, CTSP and the EPA and the others remain pending in the Administrative Court. At present, the Company does not believe this event to have a material adverse effect on the Company’s operations under the preliminary presumption of administrative trust-protection principle between the government and people since the Company has obtained the development approval issued by the governmental authorities in due course.

On March 11, 2011, a major earthquake, measuring over 9.0 on the Richter magnitude scale, occurred off the coast of Miyagi, Japan. The earthquake also created a large tsunami which caused extensive damage along Japan’s Pacific coast (including coast along Tokyo), where, in addition to the Sendai fab, M. Setek operates fabs in Soma. Production at these facilities was suspended, but resumed later in 2011 as the local infrastructure has recovered. As of December 31, 2011, expenses resulting from property damage losses and asset impairments have been recognized, and the amount did not have a material impact on the Company’s results of operations for the year ended December 31, 2011.

25.	Segment and Geographic Information

(a)	Operating segment information

The Company has two operating segments: Display and Solar. The display segment generally is engaged in the design, development, production, assembly and marketing flat panel displays. The solar segment primarily is engaged in the design, manufacturing and sale of single crystal silicon wafers, ingots and solar modules, as well as providing technical engineering services in clean energy business.

The CODM assesses the performance of the operating segments based on segment sales and segment profit and loss. The accounting policies for the operating segments are the same as those described in Note 3. Intersegment sales are accounted for in a manner similar to sales to third parties and at current market prices. Segment profit and loss is determined on a basis that is consistent with how the Company reports operating income (loss) on an ROC GAAP basis in its consolidated statements of operations. Operating income (loss) excludes income taxes, interest income and expenses, foreign currency transaction gains and losses, equity in the income (losses) of affiliates, depreciation of idle assets, asset impairment losses, provisions for potential litigation losses, gains and losses on valuations of financial instruments and sales of investment securities, gains from bond redemption, and other income and expenses.

F-84	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2009
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	357,033,516	2,297,829	—	359,331,345
Intersegment sales	—	33,799	(33,799)	—

Total segment sales	357,033,516	2,331,628	(33,799)	359,331,345

Operating loss (Note)	(13,949,232)	(1,296,278)	6,459	(15,239,051)

Non-operating expenses and losses, net				(12,028,350)

Loss before income tax				(27,267,401)

Depreciation and amortization	88,590,459	1,517,152	—	90,107,611

	For the year ended December 31, 2010
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	456,725,565	10,432,399	—	467,157,964
Intersegment sales	—	233,402	(233,402)	—

Total segment sales	456,725,565	10,665,801	(233,402)	467,157,964

Operating profit (loss) (Note)	13,102,670	(2,612,622)	6,616	10,496,664

Non-operating expenses and losses, net				(1,900,683)

Income before income tax				8,595,981

Depreciation and amortization	86,656,429	2,479,273	—	89,135,702

F-85	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2011
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	366,482,597	13,229,281	—	379,711,878
Intersegment sales	—	38,887	(38,887)	—

Total segment sales	366,482,597	13,268,168	(38,887)	379,711,878

Operating loss (Note)	(54,433,233)	(3,220,521)	(4,778)	(57,658,532)

Non-operating expenses and losses, net				(7,993,597)

Loss before income tax				(65,652,129)

Depreciation and amortization	84,999,490	3,752,943	—	88,752,433

Note: The adjustment and eliminations of operating profit (loss) resulted from the intersegment transactions of solar reporting unit.

(b)	Geographic information

A geographical breakdown as of and for the years ended December 31, 2009, 2010 and 2011, is as follows:

(1)	Consolidated net sales (Note 1)

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	153,643,468	178,396,594	145,497,812	4,806,667
PRC	98,430,471	147,491,931	107,117,722	3,538,742
Korea	26,032,848	45,300,140	30,797,262	1,017,419
Other foreign countries	81,224,558	95,969,299	96,299,082	3,181,337

Consolidated net sales	359,331,345	467,157,964	379,711,878	12,544,165

F-86	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Consolidated non-current assets (Note 2)

	December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	347,266,765	327,784,022	290,196,184	9,586,924
PRC	33,703,986	34,608,643	40,874,169	1,350,319
Other foreign countries	29,531,381	40,271,148	49,594,776	1,638,414

Total consolidated non-current assets	410,502,132	402,663,813	380,665,129	12,575,657

(3)	Consolidated tangible long-lived assets

	December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	332,233,758	313,306,181	273,047,594	9,020,403
PRC	31,328,059	31,883,762	37,612,226	1,242,558
Other foreign countries	28,985,411	40,438,441	49,516,758	1,635,836

Total consolidated tangible long-lived assets	392,547,228	385,628,384	360,176,578	11,898,797

Note 1: Sales are attributed to countries based upon the location of customers placing orders.

Note 2: Non-current assets are not inclusive of financial instruments, deferred tax assets, and pension-related assets.

(c)	Major customer information

For the years ended December 31, 2009, 2010 and 2011, sales to individual customers representing greater than 10% of consolidated net sales were as follows:

	For the year ended December 31,
	2009		2010		2011
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
				(in thousands)
Customer A	60,553,035	17	71,227,688	15	50,400,074	1,665,017	13

F-87	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The sales for principal products comprised the follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Panels for computer products:
Panels for notebook computers	60,432	70,390	67,530	2,231
Panels for desktop monitors	68,431	77,942	58,407	1,929

Total panels for computer products	128,863	148,332	125,937	4,160

Panels for LCD televisions	173,145	237,263	165,275	5,460

Panels for consumer electronics products	46,940	56,402	62,832	2,076

Others(1)	10,383	25,161	25,668	848

Total	359,331	467,158	379,712	12,544

(1)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots, and from service charges.

26.	Subsequent Events

On March 14, 2012 (Taiwan time), a jury reached its verdicts for charges made by the US DOJ against AUO, AUUS and certain of its executive, as previously described in Note 24(e)(2) to these consolidated financial statements. The jury acquitted Dr. LJ Chen and Mr. Hubert Lee and could not reach a decision with respect to Mr. Steven Leung and, therefore, a mistrial was declared in his case. However, a guilty verdict was returned against AUO and AUUS, and individuals Mr. HB Chen and Dr. Hui Hsiung. The Northern California District Court is expected to issue a fine against the AUO and AUUS within the next few months. AUO and AUUS intend to appeal the verdict and any fine. The ultimate outcome of the appeal is uncertain. While there are a number of alternative ways the amount of the fine can be determined, as a result of this subsequent event management has made its assessment of the amount of the estimated fine after consulting with counsel, and re-evaluated the appropriateness of the previously recorded provision. Based on such consultation and the various unknown factors and uncertainties, management has determined that, while the actual fine to be imposed may be materially higher than its provision, no significant adjustment was necessary at this time for the provision recognized at December 31, 2011 as a result of this subsequent event. Management will continue to re-assess the appropriateness of the recorded provision each reporting period and will make any adjustments to the Company’s financial statements as deemed necessary. However, the actual amount of the fine as determined by the court could be materially different from the recorded accrued liability.

F-88	(Continued)

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

AUO completed the merger with QDI on October 1, 2006. Under ROC GAAP, the merger was accounted for in accordance with ROC SFAS No. 25 using the purchase method of accounting. Under US GAAP, the merger was accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805, “Business combinations” using the purchase method of accounting. Under purchase accounting, the aggregate purchase price was determined based on the market value of shares issued, direct transaction costs incurred, and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date. The aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair value as of October 1, 2006. The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill. There were no material differences identified in the accounting for the merger with QDI.

F-89	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Acquisition of M. Setek

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

F-90	(Continued)

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

The following table summarizes the consideration paid for M. Setek and the amounts of estimated fair value of the assets acquired and liabilities assumed recognized at the acquisition date (October 1, 2009), as well as the fair value at the acquisition date of the noncontrolling interests in M. Setek:

NT$
(in millions)
Consideration
Fair value of the Series B and Series C preferred stock converted by the Company into common shares of M. Setek	2,424
Fair value of the Company’s equity interest in Series D convertible preferred stock held before the business combination	1,944
Fair value of the Company’s equity interest in the common shares of M. Setek held before the business combination	218

4,586

Acquisition-related costs (including in operating expenses in the condensed consolidated statement of operations for the year ended December 31, 2009)	5

Recognized amounts of identifiable assets acquired and liabilities assumed:

Current assets	4,769
Property and equipment	30,905
Other non-current assets	1,037
Current liabilities	(11,870)
Long-term debt	(18,320)

Total identifiable net assets	6,521
Noncontrolling interests in M. Setek	(1,763)
Effect of foreign exchange	(9)
Gain on bargain purchase of 58.1% interest	(163)

4,586

F-91	(Continued)

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

F-92	(Continued)

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

The following unaudited pro forma financial information summarizes the combined results of operations as though the business combination with M. Setek had taken place on January 1, 2009. This unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations had the acquisition been effected on January 1, 2009.

F-93	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31,
2009
NT$
(in thousands)
Net sales	366,661,919
Income (loss) attributable to equity holders of AU Optronics Corp.	(31,380,060)

(4)	Acquisition of AUST

On July 1, 2010, the Company acquired 100% of the outstanding common shares of AFPD Pte., Ltd. (“AUST”), a Singapore company originally held by Toshiba Mobile Display Co., Ltd., for total cash consideration of an equivalent amount of NT$1,289 million. The results of AUST’s operations have been included in the Company’s consolidated financial statements since that date. AUST specializes in the production of low-temperature polysilicon (LTPS) TFT-LCD. The acquisition of AUST is expected to strengthen the Company’s competitiveness in the LTPS TFT-LCD market and the Company’s diversity into new applications such as high-end notebooks, smart phones, and tablet PC panels. The acquisition is also expected to help the Company in its development of the next generation of OLED display technology as LTPS production lines are more suitable for conversion into OLED production lines. The purchase agreement includes no contingent consideration arrangements.

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

F-94	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consequently, the Company recognized a bargain purchase gain of NT$10,515 thousand at the acquisition date for US GAAP purposes. Under ROC GAAP, the bargain purchase gain is further deducted from the carrying amount of non-current assets.

The acquisition of AUST was not material to the Company’s consolidated balance sheet or consolidated statements of operations. As such, the pro forma financial information has not been disclosed.

(5)	Acquisition of AUKS

On October 14, 2011, the Company joint ventured with Kunshan Economic and Technical Development Zone Assets Operation Co., Ltd., to invest AU Optronics (Kunshan) Co., Ltd. (“AUKS”) through AULB, in which AULB held 49% ownership interests. Because the Company has a majority voting interest, AUKS has been included in the Company’s consolidated financial statements since that date. AUKS is mainly engaged in manufacture and assembly of next generation TFT-LCDs in Mainland China. The acquisition of AUKS is expected to strengthen the Company’s competitiveness in the LCD TV market and to fulfill the wide demand of TV market in Mainland China.

The Company accounted for this purchase using the acquisition method. Total cash consideration was an equivalent amount of NT$2,435 (US$80) million. The Company allocated purchase price to the acquired assets and liabilities based on the estimated fair value at the acquisition date as summarized in the following table.

NT$
(in millions)
Identifiable net assets acquired	5,008
Noncontrolling interests in AUKS	(2,534)
Gain on bargain purchase of 49% interest	(38)
Effect of foreign exchange	(1)

Total purchase consideration	2,435

The sum of the fair value of identifiable net assets acquired exceeded the purchase price. As a result, management reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed. Further, management reviewed the procedures used to measure the fair values of the identifiable assets acquired, the liabilities assumed and the noncontrolling interests in AUKS. Management concluded that all acquired assets and all liabilities assumed were properly identified and that the valuation procedures and resulting fair value measures were appropriate.

F-95	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consequently, the Company recognized a bargain purchase gain of NT$37,875 (US$1,251) thousand at the acquisition date for US GAAP purposes. Under ROC GAAP, the bargain purchase gain is further deducted from the carrying amount of non-current assets.

AUKS was still in the development period, therefore, there is no significant impact on results of operations as if the acquisition of AUKS had taken place on January 1, 2011. As such, the pro forma financial information has not been disclosed.

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

In November 2009, the Company disposed of 6.79% of its investments in BVTW and recognized a disposal loss of NT$28,323 thousand under ROC GAAP. The decrease in equity interests did not result in a loss of control or deconsolidation as of December 31, 2009. As a result, and pursuant to FASB ASC Subtopic 810-10, the disposal was accounted for as an equity transaction and the loss was reversed under US GAAP.

In March 2010, the Company disposed partial holdings of its investments in BVTW and Lextar, respectively, and recognized a disposal gain of NT$124,845 thousand under ROC GAAP. The decrease in equity interests did not result in a loss of control or deconsolidation as of that time. As a result, and pursuant to FASB ASC Subtopic 810-10, the disposal was accounted for as an equity transaction and the gain was reversed under US GAAP. On June 30, 2010, Lextar re-elected its board of directors so that the Company lost the power to control Lextar’s financial, operating and personnel policies. Consequently, Lextar was deconsolidated as of that date. See further discussion at note 27(d).

F-96	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Changes from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to AU Optronics Corp., US GAAP	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

Transfer (to) from noncontrolling interest
Decrease in AUO’s paid-in capital due to purchase of common shares of BVTW and Lextar	(8,445)	—	—	—
Decrease in AUO’s paid-in capital due to purchase of common shares of former BVTW	—	(17,961)	—	—
Decrease in AUO’s paid-in capital due to purchase of common shares of ACTW	—	—	(480,250)	(15,865)
Increase (decrease) in AUO’s paid-in capital for sale of BVTW’s common shares	(28,323)	17,497	—	—
Increase in AUO’s paid-in capital for sale of Lextar’s common shares	—	107,348	—	—
Increase in AUO’s paid-in capital for disproportionate participation in Lextar’s capital increase	76,039	1,234,361	—	—
Increase (decrease) in AUO’s paid-in capital for disproportionate participation in BVTW’s capital increase	(8,039)	562,689	214,119	7,074
Decrease in AUO’s paid-in capital for disproportionate participation in former BVTW’s capital increase	—	(66,424)	—	—
Increase in AUO’s paid-in capital for disproportionate participation in ACTW’s capital increase	—	9,111	402,394	13,293
Decrease in AUO’s paid-in capital for disproportionate participation in M. Setek’s capital increase	—	(703,387)	943,314	31,163

Net transfer (to) from noncontrolling interest	31,232	1,143,234	1,079,577	35,665

Change from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest	(28,639,089)	5,387,557	(79,868,648)	(2,638,541)

F-97	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Compensation–Employee bonuses

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

Under ROC GAAP, effective January 1, 2008, employee bonuses are estimated and charged to expense in the year when the related services are provided; see note 3(r). Accordingly, the difference related to retained earnings appropriation and expensing through profit or loss has been eliminated prospectively. However, a difference continues to exist related to the “true-up” adjustment in the subsequent year upon stockholders’ approval.

F-98	(Continued)

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

F-99	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2011, the Company’s investment in Qisda experienced significant declines in market value. Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2011, for US GAAP purposes. As a result, the Company recognized an impairment loss of NT$1,801,856 (US$59,526) thousand related to its investment in Qisda for the year ended December 31, 2011. No impairment loss was recognized for ROC GAAP purposes for the investment in Qisda because management believes that the recovery of the carrying amount is supported by the expected discounted cash flows from the investment.

The Company held 68.43% ownership interest of Lextar as of December 31 2009. As a result of disproportionate participation in Lextar’s capital increase and partial disposal investment in April 2010, the ownership interest of the Company in Lextar decreased to 46.29%. On June 30, 2010, due to a change in the composition of Lextar’s board of directors, the Company no longer had a controlling financial interest in Lextar. As a result, the Company deconsolidated Lextar on June 30, 2010 and now accounts for its investment under the equity method of accounting. Consequently, the Company recognized a non-cash gain of NT$ 362,842 thousand, representing the difference between the initial fair value of the investment and its carrying value, in its US GAAP consolidated income statement for 2010 owing to deconsolidating Lextar on June 30, 2010 pursuant to FASB Topic 810-10. Under the deconsolidation accounting guidelines, an investor’s opening investment is recorded at fair value on the date of deconsolidation. Under ROC GAAP, the Company also accounts for its investment in Lextar under the equity method of accounting upon loss of control, however no gain or loss is recognized upon deconsolidation and the carrying value of the investment in Lextar is based on the Company’s proportion interest of the net book value of Lextar on the date of deconsolidation.

The Company initially recognized deferred revenue in the amount of NT$966,600 (equivalent to US$30,000) thousand for its contribution of technology to AUSP; see note 10. Under US GAAP, the remaining NT$793,993 (US$26,230) thousand as of December 31, 2011 was reclassified as a reduction to the carrying amount of the equity-method investment in AUSP. This remaining amount will continue to be amortized into income.

(e)	Convertible bonds

The Company issued unsecured overseas convertible bonds in October 2010, namely ECB 4, which was recorded in its entirety as a liability at fair value at the date of issuance under US GAAP. The difference between fair value and redemption value at the date of issuance is recorded as a discount, and amortized over the redemption period using the effective interest rate method.

F-100	(Continued)

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

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2010 and 2011, included the impact of changes in the fair value of the embedded derivative instrument liability of NT$(678,777) thousand, and NT$780,564 (US$25,787) thousand, respectively, which is recognized only for US GAAP purposes.

(f)	Shareholders’ stock dividends

Under ROC GAAP, shareholders’ stock dividends paid are recorded at par value, with a charge to retained earnings. Under US GAAP, generally, if the ratio of distribution is less than 25% of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The stock dividends issued in 2009 decreased retained earnings and increased capital surplus by NT$5,486,189 thousand.

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

F-101	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Depreciation of buildings

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years in accordance with the relevant provisions of the ROC Internal Revenue Code. Under US GAAP, buildings are depreciated over their estimated useful lives.

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

F-102	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Income taxes

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

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution. For US GAAP purposes, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years. For US GAAP purpose, the tax rate used by the Company to measure its income tax expenses by using effective rate was 27.2% for the year of 2009, and 24.47% for the years from and after 2010.

Under US GAAP, management considered that the cumulative losses in recent years is a significant piece of negative evidence that could not be overcome. Consequently, a valuation allowance was recognized for substantially all of the deferred tax assets at December 31, 2011.

(n)	Earnings (loss) per common share

Under ROC GAAP, basic (L)EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Diluted EPS are computed by taking into account the basic (L)EPS and additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued. The net income (loss) is also adjusted for the interest and other income or expense derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock, and employee stock bonuses issued prior to January 1, 2009. Effective January 1, 2009, and under ROC GAAP, EPS are not restated for employee stock bonuses.

F-103	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under ROC GAAP, the weighted-average number of common shares outstanding during the year in computing diluted EPS is adjusted to include the effects of dilutive potential common stock related to employee bonuses, assuming the employee bonuses were to be distributed entirely by way of stock bonuses. Under US GAAP, the employee bonuses are estimated based on the minimum cash value to be paid, as management is unable to estimate the fair value of the stock award, if any, if the arrangement requires the payment in shares. Due to the contingent nature of employee stock bonuses, they are not included in the diluted EPS calculation.

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

(p)	Impairment of long-lived assets

Under ROC GAAP and US GAAP, long-lived assets (excluding goodwill and other indefinite lived assets) are evaluated for impairment whenever events and changes in circumstances indicate that an asset or asset group may be impaired and the carrying amounts of these assets may not be recoverable. An asset or asset group is based on the lowest level of identifiable cash flows. Under ROC GAAP, the Company determines whether an asset or asset group is impaired by comparing the carrying amount of the asset or asset group to its recoverable amount, which is the higher of the asset’s net fair value or the value in use determined by the future discounted cash flows to be generated by the asset or asset group and recognize an impairment loss, if any, to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under US GAAP, the Company compares the carrying amount of an asset or asset group with its undiscounted cash flows to evaluate whether the asset or asset group is impaired and recognize an impairment loss equal to the excess of the carrying amount over its estimated fair value derived from discounted cash flows analysis. Such impairment cannot be reversed. Based on management assessments, under US GAAP, the Company had no impairment charges on long-lived assets for the year ended December 31, 2009, 2010 and 2011.

F-104	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Goodwill

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired. Under ROC GAAP, management’s assessment of impairment includes identifying the cash generating unit (“CGU”), determining the recoverable amount of the CGU and comparing the recoverable amount with the carrying value of CGU. The recoverable amount is the higher of the value in use (discounted entity specific future cash flows) and the fair value less costs to sell. If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized for goodwill first until it is reduced to zero. Any remaining impairment is then allocated to other long-lived assets

The Company has determined that it has two CGUs under ROC GAAP, and two reporting units under US GAAP, which are display business unit and solar business unit, for purposes of testing goodwill for impairment. Under US GAAP, pursuant to FASB ASC Topic 350, “Intangibles–Goodwill and others”, impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Under US GAAP, the goodwill impairment test is a two-step test.

The first step, the Company compares the fair value of each reporting unit with its carrying amount on a US GAAP basis on the impairment evaluation date to determine if goodwill is potentially impaired. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company proceeds to perform step two of the impairment test (i.e., measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Unlike ROC GAAP, a “value in use” type of measurement in not acceptable in determining fair value of the report unit. Under US GAAP, fair value of the reporting unit is the price that would be received to sell the reporting unit in an orderly transaction between market participants at the measurement based on market participant assumptions utilizing observable inputs to the extent possible. The Company determines the fair value under US GAAP of the reporting unit using a discounted cash flow approach based on market participant assumptions. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; therefore, step two test is unnecessary. The Company performs its annual impairment review of goodwill at June 30 and when a triggering event occurs between annual impairment test dates.

The Company entered the solar business with its acquisition of M. Setek in October, 2009. The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no goodwill was recognized. Therefore, there is no need to test the solar reporting unit for goodwill impairment because there is no goodwill allocated to it.

F-105	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company performed its annual goodwill impairment test at June 30, 2011 to evaluate the potential impairment of the goodwill of the display reporting unit. The Company estimated the fair value of the display and solar business reporting units by using the discounted cash flow approach. In addition, for the purpose of analyzing the reasonableness of the fair value deriving from the discounted cash flow approach, the Company also compared the aggregate sum of the fair value measurements of its display and solar reporting units to its market capitalization at June 30, 2011 based on the quoted market price of the Company’s shares, adjusted it by an appropriate control premium. Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits. To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry. Based on management’s assessments, the estimated fair value of the display reporting unit exceeded its carrying amount at June 30, 2011. Therefore, management concluded that goodwill was not impaired for the display reporting unit, and step two of the goodwill impairment test under FASB ASC Topic 350 was not necessary.

During the second half of 2011, the quoted market price of our capital shares had sustained a further decline resulting in our market capitalization becoming substantially lower at December 31, 2011. Consequently, management determined the need for an additional test for goodwill impairment at December 31, 2011. As a result of that additional assessment, the estimated fair value of the display reporting unit exceeded its carrying amount at December 31, 2011. Therefore, management concluded that goodwill was not impaired for the display reporting unit and, accordingly, no impairment charge was recorded at December 31, 2011.

The Company performed an analysis at June 30, 2010 to evaluate the potential impairment of the goodwill of the display reporting unit. The valuation methodology of performing the goodwill impairment test was the same with that utilizing at June 30, 2011. Based on management’s assessments, under the first step, the estimated fair value of the display reporting unit exceeded its carrying amount at June 30, 2010. Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test was not necessary. In addition, no triggering events occurred between annual impairment test dates.

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

F-106	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Potential antitrust loss

Under ROC GAAP, the provision for potential antitrust losses is usually recognized in the consolidated statement of operations as a non-operating expense.

Under US GAAP, the provision for potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

F-107	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income (loss) attributable to the stockholders of AU Optronics Corp.

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp., ROC GAAP	(26,769,335)	6,692,657	(61,263,814)	(2,023,912)
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
- Depreciation	(79,663)	(36,311)	(59,405)	(1,963)
- Disposals of available-for-sale securities	136,731	—	—	—
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	653,609	—	—	—
- Re-measurement loss	(1,445,660)	—	—	—
- Gain on bargain purchase	162,682	—	—	—
Acquisition method of accounting for others	41,099	10,515	37,875	1,251
b) Noncontrolling interests
- Decrease in ownership not resulting in loss of control	28,323	(124,845)	—	—
c) Compensation
- Employee bonuses
- Adjustment to fair value	(216,324)	—	—	—
d) Long-term equity investments
- Investment losses	(36,241)	30,426	(17,494)	(578)
- Disposal gain	—	—	31,189	1,030
- Impairment loss	—	—	(1,801,856)	(59,526)
d) Deconsolidation of subsidiary	—	362,842	—	—
e) Convertible bonds	—	(678,777)	780,564	25,787
g) Pension expense	1,979	1,707	1,466	49
h) Depreciation of buildings	(2,209,816)	(2,367,968)	(2,835,733)	(93,681)
i) Hedging derivative financial instruments	(32,625)	—	—	—
j) Compensated absences expense	(230,102)	(41,294)	(31,974)	(1,056)
k) Escalation adjustment of rent expense	2,129	2,129	2,129	70
l) Tax effect of the above US GAAP adjustments	1,031,220	920,039	536,560	17,726
m) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(96,163)	(54,527)	(16,368,774)	(540,759)
n) 10% surtax on undistributed retained earnings and others	387,836	(472,270)	41,042	1,356

Net income (loss) attributable to stockholders of AU Optronics Corp., US GAAP	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

Earnings (loss) per share:
Basic	(3.26)	0.48	(9.17)	(0.30)

Diluted	(3.26)	0.48	(9.17)	(0.30)

Weighted-average number of shares outstanding (in thousands):
Basic	8,785,178	8,827,046	8,827,046

Diluted	8,785,178	8,827,046	8,827,046

F-108	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Reconciliation of consolidated equity attributable to the stockholders of AU Optronics Corp.:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Equity attributable to stockholders of AU Optronics Corp., ROC GAAP	268,160,933	205,388,716	6,785,224
a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	361,636
- Other assets	(143,200)	(202,605)	(6,693)
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	653,609	653,609	21,593
- Re-measurement loss	(1,445,660)	(1,445,660)	(47,759)
- Gain on bargain purchase	162,682	162,682	5,374
Acquisition method of accounting for other	51,614	89,489	2,956
d) Subsidiaries and long-term equity investments
-Adjustment for changes in investees’ equity	3,469,074	3,313,811	109,475
-Deconsolidation of subsidiary	359,902	359,902	11,890
-Impairment of equity investee	(1,928,709)	(3,730,565)	(123,243)
d) Cumulative translation adjustments	38,346	(4,161)	(137)
e) Convertible bonds	(780,564)	—	—
g) Defined benefit plan
- Accrued pension cost	(19,002)	(17,546)	(580)
- Recognition of funded status under FASB ASC Subtopic 715-60	(756,028)	(852,552)	(28,165)
h) Accumulated depreciation of buildings	(10,857,477)	(13,693,210)	(452,369)
j) Accrued compensated absences	(433,102)	(465,076)	(15,364)
l) Accrued rental expense and adjustment to land cost	(94,410)	(92,281)	(3,049)
m) Deferred income tax assets and liabilities	3,005,319	(12,752,604)	(421,295)

Equity attributable to stockholders of AU Optronics Corp., US GAAP	270,390,059	187,658,681	6,199,494

F-109	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	US GAAP condensed consolidated financial statements

(1)	Condensed consolidated balance sheets

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Assets
Current assets	205,289,002	200,534,190	6,624,849
Long-term investments	17,063,593	15,314,850	505,942
Property, plant and equipment, net	376,453,239	348,452,734	11,511,488
Goodwill and intangible assets	24,834,781	26,199,253	865,519
Other assets	7,481,711	4,559,681	150,633

Total Assets	631,122,326	595,060,708	19,658,431

Liabilities and Equity
Current liabilities	190,887,914	205,026,818	6,773,268
Long-term liabilities	156,860,672	187,559,221	6,196,208
Equity attributable to stockholders of AU Optronics Corp.	270,390,059	187,658,681	6,199,494
Noncontrolling interests	12,983,681	14,815,988	489,461

Total Liabilities and Equity	631,122,326	595,060,708	19,658,431

F-110	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Condensed consolidated statements of operations

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net sales	358,732,803	467,157,964	379,711,877	12,544,165
Cost of goods sold	357,966,412	435,549,584	414,029,624	13,677,886

Gross profit (loss)	766,391	31,608,380	(34,317,747)	(1,133,721)
Operating expenses	29,076,075	26,209,188	33,450,570	1,105,074

Operating income (loss)	(28,309,684)	5,399,192	(67,768,317)	(2,238,795)
Non-operating income (expenses), net	(1,352,661)	69,188	(1,855,493)	(61,298)

Income (loss) before income taxes	(29,662,345)	5,468,380	(69,623,810)	(2,300,093)
Income tax expense (benefit)	(1,359,533)	745,015	11,492,354	379,661

Net income (loss)	(28,302,812)	4,723,365	(81,116,164)	(2,679,754)
Less net income (loss) attributable to noncontrolling interests	367,509	479,042	(167,939)	(5,548)

Net income (loss) attributable to stockholders of AU Optronics Corp.	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

F-111	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Condensed consolidated statements of comprehensive income (loss) under US GAAP

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to stockholders of AU Optronics Corp.	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

Other comprehensive income (loss), net of tax:
Derivative and hedging activities	226,874	186,593	64,742	2,139
Unrealized gains (losses) on securities	1,680,476	(725,095)	(769,843)	(25,432)
Cumulative translation adjustments	(611,237)	(634,165)	934,722	30,879
Defined benefit plan	(120,856)	(298,456)	(63,557)	(2,100)

Other comprehensive income (loss), net of tax	1,175,257	(1,471,123)	166,064	5,486

Comprehensive income (loss) attributable to stockholders of AU Optronics Corp.	(27,495,064)	2,773,200	(80,782,161)	(2,668,720)

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to noncontrolling interests	367,509	479,042	(167,939)	(5,548)

Other comprehensive income (loss), net of tax:
Derivative and hedging activities	123	34	411	14
Unrealized gains on securities	135	592	815	27
Cumulative translation adjustments	(73,534)	33,342	334,696	11,057
Defined benefit plan	(2,269)	(3,965)	435	14

Other comprehensive income (loss), net of tax	(75,545)	30,003	336,357	11,112

Comprehensive income attributable to noncontrolling interests	291,964	509,045	168,418	5,564

F-112	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Changes in equity attributable to AU Optronics Corp., noncontrolling interests and total equity under US GAAP

	Years ended December 31, 2009, 2010 and 2011
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)
Balance at January 1, 2009	293,391,868	7,737,213	301,129,081
Employees’ profit sharing—cash	2,226,093	—	2,226,093
Cash dividends	(2,551,716)	—	(2,551,716)
Net transfer from noncontrolling interest	31,232	(31,232)	—
Proceeds from subsidiaries capital increase	—	2,445,262	2,445,262
Effect of inclusion of newly consolidated subsidiaries	—	1,762,956	1,762,956
Other changes in equity	666,569	(458,651)	207,918
Comprehensive income (loss):
Net income (loss)	(28,670,321)	367,509	(28,302,812)
Other comprehensive income, net of tax:
Derivative and hedging activities	226,874	123	226,997
Unrealized gains on securities	1,680,476	135	1,680,611
Cumulative translation adjustments	(611,237)	(73,534)	(684,771)
Defined benefit plan	(120,856)	(2,269)	(123,125)

Comprehensive income (loss)	(27,495,064)	291,964	(27,203,100)

Balance at December 31, 2009	266,268,982	11,747,512	278,016,494

Cash dividends	—	(238,860)	(238,860)
Net transfer from noncontrolling interest	1,143,234	(1,143,234)	—
Proceeds from subsidiaries capital increase	—	4,338,348	4,338,348
Effect of deconsolidation of subsidiary	(2,940)	(3,870,141)	(3,873,081)
Other changes in equity	207,583	1,641,011	1,848,594
Comprehensive income (loss):
Net income	4,244,323	479,042	4,723,365
Other comprehensive income, net of tax:
Derivative and hedging activities	186,593	34	186,627
Unrealized gains (losses) on securities	(725,095)	592	(724,503)
Cumulative translation adjustments	(634,165)	33,342	(600,823)
Defined benefit plan	(298,456)	(3,965)	(302,421)

Comprehensive income	2,773,200	509,045	3,282,245

Balance at December 31, 2010	270,390,059	12,983,681	283,373,740

Cash dividends	(3,530,818)	(406,427)	(3,937,245)
Net transfer from noncontrolling interes	1,079,577	(1,079,577)	—
Proceeds from subsidiaries capital increase	—	3,230,026	3,230,026
Other changes in equity	502,024	(80,133)	421,891
Comprehensive income (loss):
Net loss	(80,948,225)	(167,939)	(81,116,164)
Other comprehensive income, net of tax:
Derivative and hedging activities	64,742	411	65,153
Unrealized gains (losses) on securities	(769,843)	815	(769,028)
Cumulative translation adjustments	934,722	334,696	1,269,418
Defined benefit plan	(63,557)	435	(63,122)

Comprehensive income (loss)	(80,782,161)	168,418	(80,613,743)

Balance at December 31, 2011	187,658,681	14,815,988	202,474,669

Balance at December 31, 2011 (in US$)	6,199,494	489,461	6,688,955

F-113	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Condensed consolidated statements of cash flows

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net cash provided by (used in):
Operating activities	58,566,108	90,852,162	14,429,301	476,687
Investing activities	(68,550,309)	(87,866,077)	(58,072,742)	(1,918,492)
Financing activities	11,467,617	1,393,867	45,849,997	1,514,701
Effect of exchange rate change on cash and cash equivalents	525,198	(327,772)	(868,379)	(28,688)

Net change in cash and cash equivalents	2,008,614	4,052,180	1,338,177	44,208
Cash and cash equivalents at beginning of year	83,434,697	85,443,311	89,495,491	2,956,574

Cash and cash equivalents at end of year	85,443,311	89,495,491	90,833,668	3,000,782

F-114	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Additional US GAAP disclosure

(1)	Available-for-sale securities

The Company holds marketable securities that are classified as available-for-sale securities. Information on available-for-sale securities held at each balance sheet date is as follows:

			Total unrealized	Total unrealized
	Cost*	Fair value	gains	losses
	NT$	NT$	NT$	NT$
		(in thousands)
Long-term investments:
As of December 31, 2010	633,807	1,373,687	761,964	22,084
As of December 31, 2011	447,318	436,774	124,913	135,457

*	Cost basis as of December 31, 2011, reflects the impact of the other-than-temporary impairment loss of NT$60,307 (US$1,992) thousand, which resulted in a new cost basis of the related available-for-sale securities.

Gross unrealized losses on available-for-sale securities for which other-than-temporary impairment has not been recognized at December 31, 2010 and 2011, relate to investments that had been in a continuous unrealized loss position for less than 12 months.

Information on the sale of available-for-sale securities for the years ended December 31, 2009, 2010 and 2011, is summarized as follows. The costs of the securities sold were determined on a weighted-average basis.

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
	NT$	NT$	NT$
	(in thousands)
For the year ended December 31, 2009	939,158	374,372	—
For the year ended December 31, 2010	716,751	547,892	—
For the year ended December 31, 2011	135,433	54,317	12,008

F-115	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Allowance for doubtful accounts, sales returns and discounts (including related parties) and accrued warranty liability

A roll-forward of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	1,244,468	214,327	868,202	28,682
Provisions charged to earnings	620,393	2,035,875	2,362,481	78,047
Write-offs	(1,650,534)	(1,382,000)	(2,697,732)	(89,122)

Balance at end of year	214,327	868,202	532,951	17,607

A roll-forward of the accrued warranty is as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	1,915,016	2,313,590	2,870,895	94,843
Provisions charged to earnings	578,645	651,953	289,179	9,553
Utilization	(180,071)	(94,648)	(474,737)	(15,683)

Balance at end of year	2,313,590	2,870,895	2,685,337	88,713

(3)	Pension-related benefits

(i)	Defined benefit pension plans in Taiwan

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

F-116	(Continued)

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

Net periodic benefit cost for AUO’s and Toppan CFI’s defined benefit pension plans amounted to NT$14,409 thousand, NT$24,773 thousand and NT$48,204 (US$1,592) thousand for the years ended December 31, 2009, 2010 and 2011, respectively.

AUO and Toppan CFI use a measurement date of December 31 for their plans.

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Projected benefit obligation at beginning of year	1,265,483	1,694,278	55,972
Service cost	7,596	8,954	296
Interest cost	28,473	33,938	1,121
Actuarial loss	392,726	114,537	3,784
Benefit paid	—	(5,641)	(186)

Projected benefit obligation at end of year	1,694,278	1,846,066	60,987

The accumulated benefit obligation for the pension plans was NT$789,509 thousand and NT$877,453 (US$28,988) thousand at December 31, 2010 and 2011, respectively.

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Fair value of plan assets at beginning of year	1,254,680	1,386,818	45,815
Actual return on plan assets	19,429	13,126	434
Actual contributions	112,709	106,536	3,519
Benefit paid	—	(5,641)	(186)

Fair value of plan assets at end of year	1,386,818	1,500,839	49,582

F-117	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Plan assets only contain a pension fund (the “Fund”), as mandated by the ROC Labor Standards Law. AUO and Toppan CFI contribute an amount equal to 2% of salaries paid every month to the Fund as required by the law. The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name with Bank of Taiwan. According to applicable regulations in the Republic of China, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits. The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return. Due to AUO and Toppan CFI have no authority on investment decisions made for the required contributions to the fund; therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets. Additional contributions may be required in the future in order to provide for unfunded obligations.

The Company’s pension fund is managed by a government-established institution with minimum return guaranteed by government and the fund asset is treated as cash category.

The following table sets forth the amounts recognized related to AUO’s and Toppan CFI’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(307,460)	(345,227)	(11,405)

Accrued liability	(307,460)	(345,227)	(11,405)

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Prepaid pension cost (accrued liability) at beginning of year	(10,803)	(307,460)	(10,157)
Net periodic benefit cost	(24,773)	(48,204)	(1,592)
Actual contributions	112,709	106,536	3,519
Pension liability adjustments under FASB Topic 715-60	(384,593)	(96,099)	(3,175)

Accrued liability at end of year	(307,460)	(345,227)	(11,405)

F-118	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	8,077	7,596	8,954	296
Interest cost	26,435	28,473	33,938	1,121
Expected return on plan assets	(27,881)	(28,172)	(27,736)	(916)
Amortization of net transition cost	323	323	323	11
Amortization of net loss	—	83	378	12
Recognized net actuarial loss	7,455	16,470	32,347	1,068

Net periodic benefit cost	14,409	24,773	48,204	1,592

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2009	2010	2011
Discount rate	2.25%	2.00% – 2.25%	1.75% – 2.00%
Rate of increase in compensation levels	3.00%	3.00% – 4.00%	2.00% – 3.00%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2009	2010	2011
Discount rate	2.50%	2.25%	2.00% – 2.25%
Rate of increase in compensation levels	2.50% – 3.00%	3.00%	3.00% – 4.00%
Expected long-term rate of return on plan assets	2.25% – 2.50%	2.00%	2.00%

AUO and Toppan CFI contributed NT$106,536 (US$3,520) thousand to the pension plans in 2011, and anticipate contributing NT$ 106,500 thousand to the plans in 2012.

F-119	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)
2012	22,226	734
2013	4,799	159
2014	51,935	1,716
2015	26,724	883
2016	18,850	623
2017-2020	376,407	12,435

The expected benefits are estimated based on the same assumptions used to measure the Company’s benefit obligation on December 31, 2011 and include estimated future employee service.

(ii)	Defined benefit pension plans in Japan

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Projected benefit obligation at beginning of year	163,842	185,243	6,120
Service cost	25,552	24,397	806
Interest cost	3,522	3,725	123
Actuarial loss	(2,772)	19,288	637
Benefit paid	(17,160)	(132,327)	(4,372)
Effect of exchange rate	12,259	9,797	324

Projected benefit obligation at end of year	185,243	110,123	3,638

The accumulated benefit obligation for the pension plans was NT$161,539 thousand and NT$93,074 (US$3,075) thousand on December 31, 2010 and 2011, respectively.

F-120	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the change in the fair value of plan assets for the pension plans:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Fair value of plan assets at beginning of year	32,635	36,966	1,221
Actual return on plan assets	929	(1,469)	(49)
Actual contributions	4,994	24,573	812
Benefit paid	(4,035)	(62,025)	(2,049)
Effect of exchange rate	2,443	1,955	65

Fair value of plan assets at end of year	36,966	—	—

Under the defined benefit plans in Japan, the pension fund is maintained with Asahi Mutual Life Insurance with a fixed yield rate. M. Setek does not have authority on how investment allocation decisions are made, but is eligible for getting a fixed yield back. The Asahi Mutual Life Insurance is responsible for any shortfall in the event that the rate of return is less than the agreed yield rate in the contract.

The following table sets forth the amounts recognized related to M. Setek’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(148,278)	(110,123)	(3,638)

Accrued liability	(148,278)	(110,123)	(3,638)

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Accrued liability at beginning of year	(131,207)	(148,278)	(4,898)
Net periodic benefit cost	(28,811)	(27,878)	(921)
Benefit paid	13,126	70,302	2,322
Actual contributions	4,994	24,573	812
Pension liability adjustments under FASB Topic 715-60	3,438	(20,999)	(694)
Effect of exchange rate	(9,818)	(7,843)	(259)

Accrued liability at end of year	(148,278)	(110,123)	(3,638)

F-121	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Service cost	25,552	24,397	806
Interest cost	3,522	3,725	123
Expected return on plan assets	(263)	(243)	(8)
Gain on settlement	—	(518)	(17)

Net periodic benefit cost	28,811	27,361	904

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2010	2011
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.2% – 5.55%	1.2% – 5.55%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2010	2011
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.2% – 5.55%	1.2% – 5.55%
Expected long-term rate of return on plan assets	0.75%	0.75%

M. Setek contributed NT$24,397 (US$806) thousand to the pension plans during the year of 2011, and anticipates no contribution to the plans in 2012.

F-122	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)
2012	1,293	43
2013	1,429	47
2014	1,565	52
2015	10,348	342
2016	1,705	56
2017-2021	25,177	832

The expected benefits are estimated based on the same assumptions used to measure M. Setek’s benefit obligation at December 31, 2011 and include estimated future employee service.

(4)	Income taxes

(i)	The sources of income (loss) before taxes are summarized as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Domestic operations	(34,957,294)	5,104,098	(60,223,738)	(1,989,552)
Foreign operations	5,294,949	364,282	(9,400,072)	(310,541)

	(29,662,345)	5,468,380	(69,623,810)	(2,300,093)

F-123	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense (benefit):
Domestic	(13,453)	1,092,315	86,284	2,850
Foreign	698,484	809,077	323,408	10,684
Deferred income tax benefit:
Domestic	(1,816,893)	(749,520)	11,222,137	370,735
Foreign	(227,671)	(406,857)	(139,475)	(4,607)

Income tax expense (benefit)	(1,359,533)	745,015	11,492,354	379,662

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) as reported under US GAAP for 2009, 2010 and 2011 was as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	(7,415,586)	929,624	(11,836,048)	(391,015)
Decrease (increase) in investment tax credits, including amounts that expired unused (a)	2,664,946	3,581,523	752,040	24,845
Increase (decrease) in valuation allowance (a)	2,259,473	(5,010,968)	24,262,500	801,536
Tax exemption	—	(303,655)	—	—
Tax on undistributed retained earnings	667	876,762	1,343	44
Effect of changes in statutory income tax rate	2,321,716	1,552,898	544,351	17,983
Effect of different subsidiary income tax rate	341,515	555,907	(1,770,110)	(58,477)
Tax holiday (b)	(832,894)	(477,400)	(196,860)	(6,504)
Permanent differences	(284,628)	(481,927)	15,209	503
Others	(414,742)	(477,749)	(280,071)	(9,253)

Income tax expense (benefit)	(1,359,533)	745,015	11,492,354	379,662

F-124	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	For the years ended December 31, 2009, 2010 and 2011, investment tax credits that expired unused amount to NT$6,680,020 thousand, NT$6,220,123 thousand and NT$2,308,078 (US$76,250) thousand, respectively. Valuation allowances had previously been recognized for these deferred tax assets. Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

(b)	Under preferential tax policies previously available to foreign-invested enterprises and foreign enterprises in China, some subsidiaries located in China were entitled to tax holidays. The Company will no longer be eligible for the abovementioned income tax holidays starting from 2013. The per share effect of the tax holidays for the years ended December 31, 2009, 2010 and 2011 were NT$0.09, NT$0.05 and NT$0.02 (US$0.0007), respectively.

(ii)	The components of deferred income tax assets and liabilities were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	1,042,378	1,196,603	39,531
Unrealized loss and expenses	3,159,902	4,138,775	136,729
Other current liabilities	492,195	577,308	19,072
Investment tax credits	14,331,405	13,568,531	448,250
Net operating loss carryforwards	6,709,035	17,987,690	594,242
Convertible bonds	217,709	131,770	4,353
Property, plant and equipment	4,846,254	5,793,902	191,407
Others	1,594,440	1,182,694	39,071

Gross deferred tax assets	32,393,318	44,577,273	1,472,655
Valuation allowance	(17,588,929)	(42,133,096)	(1,391,909)

Net deferred tax assets	14,804,389	2,444,177	80,746

Deferred tax liabilities:
Long-term investment—equity method	(1,560,617)	(135,255)	(4,468)
Goodwill	(865,881)	(1,042,495)	(34,440)
Property, plant and equipment	(1,087,019)	(875,354)	(28,918)
Cumulative translation adjustments	(264,676)	(542,961)	(17,937)
Others	(505,190)	(448,133)	(14,805)

Total deferred tax liabilities	(4,283,383)	(3,044,198)	(100,568)

Net deferred tax assets	10,521,006	(600,021)	(19,822)

F-125	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or most of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits are utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards, net of the existing valuation allowance on December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward or reversal periods are reduced.

The valuation allowance on December 31, 2011, represented the amount of tax benefits related to investment tax credit carryforwards which management determined are not more likely than not to be realized due, in part, to projections of future taxable income. As of December 31, 2009, 2010 and 2011, the increase (decrease) in valuation allowance amounted to NT$3,230,638 thousand, NT$(2,266,558) thousand and NT$24,544,167 (US$810,841) thousand, respectively.

Under US GAAP, cumulative losses in recent years is a significant piece of nagative evidence which is difficult to overcome with projections of future operating profits for the purpose of determing the valuation allowance for deferred income tax assets. As a result, as of December 31, 2011, AUO recorded full valuation allowances against its net deferred tax assets in the amount of NT$33,758,246 (US$1,115,238) thousand.

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition. As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings. As of December 31, 2010 and 2011, NT$640,750 thousand and nil of such investment tax credits have expired unutilized. Any further subsequent recognition of tax benefit related to valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations under FASB ASC Topic 805.

F-126	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis between current and noncurrent deferred tax assets for the relevant jurisdiction. As of December 31, 2010 and 2011, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Deferred tax assets – current	5,909,322	190,116	6,281
Deferred tax assets – noncurrent	8,705,191	2,358,761	77,924
Deferred tax liabilities – current	(219,309)	(30,079)	(994)
Deferred tax liabilities – noncurrent	(3,874,198)	(3,118,819)	(103,033)

	10,521,006	(600,021)	(19,822)

(iii)	Summary of total income taxes (benefit):

In 2009, 2010 and 2011, the total income taxes (benefit) were allocated as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense (benefit) from continuing operations	(1,359,533)	745,015	11,492,354	379,662
Other comprehensive income	(179,004)	(91,798)	184,554	6,097

Total income tax expense (benefit)	(1,538,537)	653,217	11,676,908	385,759

F-127	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iv)	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	—	3,368	11,270	372
Increase related to prior-year tax positions	3,368	11,270	—	—
Decrease related to prior-year tax positions	—	—	—	—
Settlements	—	(3,368)	(11,270)	(372)

Balance at end of year	3,368	11,270	—	—

In 2009 and 2010, the income tax authorities in Taiwan completed the examination of AUO’s income tax returns for 2007 and 2008, respectively. As a result of the examination, the Company increased the accrued liability for unrecognized tax benefits related to prior-year tax positions for an amount of NT$3,368 thousand and NT$11,270 thousand, respectively. As of December 31, 2011, the Company did not have significant unrecognized tax benefits and does not expect any significant change in the unrecognized tax benefits within the next 12 months.

F-128	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2010 and 2011, the components of property, plant and equipment were as follows:

	December 31, 2010
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)
Land	8,071,084	—	8,071,084
Buildings	112,993,562	(27,428,557)	85,565,005
Machinery and equipment	659,723,809	(442,656,492)	217,067,317
Other equipment and general assets	54,108,133	(45,352,643)	8,755,490
Construction in progress	2,718,857	—	2,718,857
Prepayments for purchases of land and equipment	54,275,486	—	54,275,486

	891,890,931	(515,437,692)	376,453,239

	December 31, 2011
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)
Land	9,385,200	—	9,385,200
Buildings	123,369,332	(34,948,752)	88,420,580
Machinery and equipment	728,308,445	(512,883,397)	215,425,048
Other equipment and general assets	61,679,902	(54,723,053)	6,956,849
Construction in progress	8,279,012	—	8,279,012
Prepayments for purchases of land and equipment	19,986,045	—	19,986,045

	951,007,936	(602,555,202)	348,452,734

F-129	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	The changes in the components of accumulated other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation adjustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Balance at December 31, 2008	(542,090)	(111,009)	2,323,297	(142,067)	1,528,131
Net current-period change	226,874	1,680,476	(611,237)	(120,856)	1,175,257

Balance at December 31, 2009	(315,216)	1,569,467	1,712,060	(262,923)	2,703,388
Net current-period change	186,593	(725,095)	(634,165)	(298,456)	(1,471,123)

Balance at December 31, 2010	(128,623)	844,372	1,077,895	(561,379)	1,232,265
Net current-period change	64,742	(769,843)	934,722	(63,557)	166,064

Balance at December 31, 2011	(63,881)	74,529	2,012,617	(624,936)	1,398,329

The related income tax effects allocated to each component of other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	For the year ended December 31, 2009
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$
Derivative and hedging activities	299,014	(72,140)	226,874
Unrealized losses on securities	2,054,848	—	2,054,848
Less: reclassification adjustment for gains realized in income	(374,372)	—	(374,372)
Cumulative translation adjustments	(809,581)	198,344	(611,237)
Defined benefit plan	(173,656)	52,800	(120,856)

Net current-period changes	996,253	179,004	1,175,257

	For the year ended December 31, 2010
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$
Derivative and hedging activities	218,750	(32,157)	186,593
Unrealized gains on securities	(177,203)	—	(177,203)
Less: reclassification adjustment for gains realized in income	(547,892)	—	(547,892)
Cumulative translation adjustments	(655,625)	21,460	(634,165)
Defined benefit plan	(400,951)	102,495	(298,456)

Net current-period changes	(1,562,921)	91,798	(1,471,123)

F-130	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2011
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$
Derivative and hedging activities	78,002	(13,260)	64,742
Unrealized gains on securities	(877,898)	—	(877,898)
Less: reclassification adjustment for gains realized in income	108,055	—	108,055
Cumulative translation adjustments	1,129,739	(195,017)	934,722
Defined benefit plan	(87,281)	23,724	(63,557)

Net current-period changes	350,617	(184,553)	166,064

There are no tax effects from realized or unrealized gains (losses) on available-for-sale securities since capital gains (losses) on Republic of China securities are not taxable (deductible) in Taiwan.

(7)	Basic and diluted (loss) earnings per share

Basic (loss) earnings per share for years 2009, 2010 and 2011 were computed as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp.	(28,670,321)	4,244,323	(80,948,225)

Weighted-average number of shares outstanding during the year—retroactively adjusted:
Shares of common stock at beginning of year	8,505,720	8,827,046	8,827,046
Issuance of shareholders’ stock dividends and employee stock bonus	279,458	—	—

	8,785,178	8,827,046	8,827,046

Basic (loss) earnings per share:
Net income (loss)	(3.26)	0.48	(9.17)

F-131	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted (loss) earnings per share for years 2009, 2010 and 2011 were computed as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp. for computing diluted (loss) earnings per share:
Net income (loss)	(28,670,321)	4,244,323	(80,948,225)

Weighted-average number of shares outstanding during the year—retroactively adjusted (including the effect of dilutive potential common stock):
Shares of common stock at beginning of year	8,505,720	8,827,046	8,827,046
Issuance of shareholders’ stock dividends and employee stock bonus	279,458	—	—

	8,785,178	8,827,046	8,827,046

Diluted (loss) earnings per share:
Net income (loss)	(3.26)	0.48	(9.17)

As of December 31, 2010 and 2011, the zero coupon convertible bond with a principal amount of NT$24,622,400 thousand and NT$23,779,167 (US$785,569) thousand, respectively, which can be converted to 132,467 thousand shares, and 583,681 thousand shares, respectively, was not included in the computation of diluted earnings per share due to its anti-dilutive effect.

(8)	Goodwill and other intangible assets

(i)	Goodwill

There is no change in the carrying amount of goodwill for the years ended December 31, 2010 and 2011.

As of December 31, 2010 and 2011, the carrying amount of goodwill both amounted to NT$22,227,327 (US$734,302) thousand.

F-132	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Other intangible assets

Details of the other intangible assets were as follows:

	December 31, 2010
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	23,563,620	20,956,166	2,607,454
Core technologies	3,675,700	3,675,700	—

	27,239,320	24,631,866	2,607,454

	December 31, 2011
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	25,505,115	21,533,189	3,971,926	131,217
Core technologies	3,675,700	3,675,700	—	—

	29,180,815	25,208,889	3,971,926	131,217

Patents and licensing fees have a weighted-average amortization period of approximately eight years. Core technologies have a weighted-average useful life of three years.

Amortization expense on intangible assets amounted to NT$1,630,962 thousand, NT$654,525 thousand and NT$576,679 (US$19,051) thousand for the years ended December 31, 2009, 2010 and 2011, respectively.

F-133	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	NT$	US$
	(in thousands)
2012	743,019	24,546
2013	671,826	22,194
2014	570,950	18,862
2015	548,184	18,110
2016	538,882	17,803
Thereafter	899,065	29,702

Total	3,971,926	131,217

(9)	Fair value measurements

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

F-134	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2011.

		Fair value measurements at reporting date using
	December 31, 2010	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	425,443	—	425,443	—
Options contracts	1,822	—	1,822	—
Available-for-sale financial assets—noncurrent	1,373,687	1,373,687	—	—
Liabilities:
Foreign currency forward contracts	102,455	—	102,455	—
Interest rate swap contracts	361,889	—	361,889	—
Options contracts	180,020	—	180,020	—

F-135	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		Fair value measurements at reporting date using
	December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	85,621	—	85,621	—
Options contracts	172	—	172	—
Interest rate swap contracts	3	—	3	—
Available-for-sale financial assets—noncurrent	436,774	436,774	—	—
Liabilities:
Foreign currency forward contracts	17,523	—	17,523	—
Interest rate swap contracts	198,401	—	198,401	—
Options contracts	176,185	—	176,185	—

F-136	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the balances for those assets that are measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2010 and 2011.

		Fair value measurements at reporting date using
	December 31, 2010	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	For the Year Ended December 31, 2010 Impairment Loss
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Financial assets carried at cost — noncurrent	896,294	—	—	896,294	—

		Fair value measurements at reporting date using
	December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	For the Year Ended December 31, 2011 Impairment Loss
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Financial assets carried at cost — noncurrent	1,481,390	—	—	1,481,390	43,759
Equity-method investment	1,185,244	1,185,244	—	—	2,161,723

Financial assets carried at cost consist primarily of non-publicly listed stocks. Due to the absence of quoted market prices in an active market, the fair value measurement of the Company’s non-publicly listed stocks is determined by using an analysis of various factors. These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information).

F-137	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of the equity method investment that was impaired was based on quoted market price.

The following table reconciles the Company’s Level 3 fair value measurement from December 31, 2009 to December 31, 2011:

Assets
NT$ (in thousands)
Financial asset carried at cost-noncurrent:
Balance at December 31, 2009	484,009
Purchases	658,959
Sales	(445)
Transfer out	(246,229)

Balance at December 31, 2010	896,294
Total realized and unrealized losses	(45,338)
Purchases	30,000
Transfer in	600,434

Balance at December 31, 2011	1,481,390

Investment in securities with a fair value of $285,431 thousand were transferred from Level 3 to Level 1 during the year of 2010 as a result of increased activity in the market for securities that were not being actively traded in the prior year.

F-138