Form 20-F/A
period 2011-12-31
AU OPTRONICS CORP
filed 2012-09-26
CIK 1172494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of AU Optronics Corp. (“AUO” or the “Company”) for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 27, 2012 (the “Original Form 20-F”). This Amendment is being filed solely for the purpose of disclosing additional information in Item 5 regarding the Company’s estimated losses related to its legal contingencies and in Note 24 and Note 26 of the Consolidated Financial Statements regarding accrual for loss contingencies and range for possible losses.

This Amendment does not reflect events occurring after the filing of the Original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report. Accordingly, this Amendment should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 20-F.

i

PART I

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2011, we had an annual capacity to produce approximately 25.4 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fa bs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily as a result of the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

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

When the likelihood of an unfavorable outcome from our legal proceedings is probable and our management can reasonably estimate the amount or range of such loss, we make appropriate provisions in our consolidated statement of operations. In making this assessment we consider factors such as the nature of the litigation or claims, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the accrued liability to be recognized, we develop an estimated amount or range of such loss. When a range of estimated loss has been determined, if an amount within a range of possible losses appears at the time to be a better estimate than any other amount within the range, we will recognize that amount as an accrued liability. When no amount within the range is a better estimate than any other amount, then we will recognize the minimum amount in the range as an accrued liability. Such estimates are based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events. We have recognized liabilities for litigation and claims amounting to NT$13,657 million and NT$19,864 million (US$656 million) in the consolidated balance sheets as of December 31, 2010 and 2011, respectively.

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

PART III

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/S/ SHUANG-LANG (PAUL) PENG
Name:	Shuang-Lang (Paul) Peng
Title:	President

Date: September 26, 2012

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

F-13	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-14	(Continued)

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

F-15	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Asset impairment

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

Financial instruments are classified into the following categories in accordance with the purpose of holding or issuing of such financial instruments:

(1)	Financial assets and liabilities measured at fair value through profit or loss: Financial instruments are classified into this category if the purpose of acquisition is principally for selling or repurchasing in the near term. Except for effective hedging derivative financial instruments, all financial derivatives are included in this category. Changes in fair values are charged to current operations.

(2)	Available-for-sale financial assets: These are measured at fair value, and any changes, excluding impairment loss and unrealized foreign currency exchange gain or loss, are reported as a separate component of stockholders’ equity until realized. Realized gain or loss on financial instruments is charged to current operations. If there is objective evidence of impairment, an impairment loss is recognized in profit or loss. If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss decreases, the previously recognized impairment loss for equity securities is reversed to the extent of the decrease and recorded as an adjustment to equity, while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurs after the impairment loss is recognized. Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

F-16	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Financial assets carried at cost: Financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, which is determined by using an analysis of various factors. These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information). If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is prohibited. The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same that for cash and stock dividends arising from available-for-sale financial assets.

(4)	Hedging-purpose derivative financial instruments: These are derivative instruments entered into to hedge exposure to interest rate risks and effective as hedges.

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

F-17	(Continued)

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

F-18	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Leased assets

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

F-19	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Retirement plans

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

F-20	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-21	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	Operating segments

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

F-22	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Certain available-for-sale financial assets-noncurrent were pledged as collateral; see note 23.

6.	Financial Assets Carried at Cost—noncurrent

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Non-publicly listed stocks	896,294	1,487,795	49,151

7.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Financial assets measured at fair value—current:
Foreign currency forward contracts	425,443	85,621	2,829
Options contracts	1,822	—	—

	427,265	85,621	2,829

Financial assets measured at fair value—noncurrent:
Interest rate swap contracts	—	3	—
Options contracts	—	172	6

	—	175	6

Financial liabilities measured at fair value—current:
Options contracts	180,020	—	—
Foreign currency forward contracts	88,779	17,523	579
Interest rate swap contracts	28	—	—

	268,827	17,523	579

Financial liabilities measured at fair value—noncurrent:
Interest rate swap contracts	74,155	41	1
Options contracts	—	176,185	5,821
Foreign currency forward contracts	13,676	—	—

	87,831	176,226	5,822

Hedging derivative financial liabilities—noncurrent:
Interest rate swap contracts	287,706	198,360	5,822

F-23	(Continued)

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

F-24	(Continued)

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

As of December 31, 2010 and 2011, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2010
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	(287,706)	Jan. 2011– Sep. 2014	Jan. 2011– Sep. 2014

December 31, 2011
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	(198,360)	Jan. 2012– Sep. 2014	Jan. 2012– Sep. 2014

Unrealized gains on derivative financial instruments effective as cash flow hedges were NT$194,268 thousand, NT$181,449 thousand and NT$77,239 (US$2,552) thousand for the years ended December 31, 2009, 2010 and 2011, respectively, which were recognized as a separate component of stockholders’ equity.

F-25	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8.	Notes and accounts receivable, net

	December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Notes receivable	262	122,361	4,042
Accounts receivable	51,368,871	44,917,212	1,483,885
Less: allowance for doubtful accounts	(84,644)	(81,925)	(2,706)
allowance for sales returns and discounts	(688,988)	(209,722)	(6,928)

	50,595,501	44,747,926	1,478,293

In 2010 and 2011, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

For the year ended December 31, 2010
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms	Promissory note as collateral
(in thousands)
Taipei Fubon Bank	USD 25,000	—	USD 4,193	See below	None
China Trust Commercial Bank	USD 35,000	—	USD 6,929	See below	None
First Commercial Bank	USD 170,000	USD 139,787	USD 139,787	See below	None
Standard Chartered Bank	USD 190,000	—	—	See below	None
China Construction Bank	CNY140,000	—	—	See below	None

For the year ended December 31, 2011
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms	Promissory note as collateral
(in thousands)
Taipei Fubon Bank	USD 48,000	—	USD 14,604	See below	None
China Trust Commercial Bank	USD 65,000	—	USD 17,740	See below	None
Mizuho Corporate Bank	USD 500,000	USD 65,002	USD 65,002	See below	None
The Export-Import Bank	USD 11,000	USD 5,296	USD 5,951	See below	None
First Commercial Bank	USD 250,000	USD 189,019	USD 189,019	See below	None
China Construction Bank	CNY100,000	—	—	See below	None

Note (a):	Under these facilities, the Company, irrevocably and without recourse, transferred accounts receivable to the respective underwriting banks.

Note (b):	To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of financial difficulties are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in recovering these receivables.

Note (c):	The Company informed its customers subject to the facilities to make payment directly to the respective underwriting banks.

Note (d):	The aforementioned terms are applicable to the respective underwriting banks, except that the First Commercial Bank underwrites the accounts receivable without recourse, and the Company takes all risks other than credit risk.

Note (e):	As of December 31, 2010 and 2011, total outstanding receivables resulting from the above transactions, net of fees charged by underwriting banks, of NT$336,072 thousand and NT$999,517 (US$33,020) thousand, respectively, were classified under other current financial assets.

F-26	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Inventories

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Finished goods	20,355,490	23,462,981	775,123
Work-in-progress	21,631,505	23,962,075	791,612
Raw materials and spare parts	8,627,715	9,041,363	298,691
Less: allowance for devaluation	(6,046,604)	(8,584,471)	(283,597)

	44,568,106	47,881,948	1,581,829

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

F-27	(Continued)

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

As of December 31, 2010 and 2011, market values of the Company’s equity-method investments in publicly listed companies, determined based on quoted market price at year-end, were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
		(in thousands)
Lextar	—	3,664,269	121,053
FH	3,682,768	2,043,905	67,522
Qisda	3,658,256	1,170,054	38,654
Wellypower	485,085	224,237	7,408

	7,826,109	7,102,465	234,637

F-28	(Continued)

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

Certain property, plant and equipment were pledged as collateral; see note 23.

Idle assets as of December 31, 2010 and 2011, consisted of the following:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Cost:
Land	478,214	478,214	15,798
Buildings	545,231	545,231	18,012
Machinery	12,673,146	17,251,275	569,914
Other equipment	359,712	1,432,618	47,328

	14,056,303	19,707,338	651,052
Less: accumulated depreciation	(11,628,231)	(17,253,478)	(569,986)

	2,428,072	2,453,860	81,066
Less: allowance for devaluation of idle assets	(667,434)	(756,245)	(24,984)

	1,760,638	1,697,615	56,082

F-29	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Intangible Assets

Intangible assets as of December 31, 2010 and 2011 consisted of the following:

	For the year ended December 31, 2010
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Goodwill	11,464,947	12,072	(22,507)	—	11,454,512
Core technologies	—	17,083	(15,120)	(1,963)	—
Technology-related fees	2,828,307	516,892	(57,881)	(679,863)	2,607,455

	14,293,254	546,047	(95,508)	(681,826)	14,061,967

	For the year ended December 31, 2011
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Goodwill	11,454,512	—	1,664	—	11,456,176	378,466
Technology-related fees	2,607,455	1,944,361	(3,211)	(576,679)	3,971,926	131,217

	14,061,967	1,944,361	(1,547)	(576,679)	15,428,102	509,683

Goodwill and other intangible assets arising from Lextar’s merger of LHTC were derecognized owing to the Company lost control of Lextar as Lextar re-elected its board directors on June 30, 2010.

13.	Short-term Borrowings

Short-term borrowings as of December 31, 2010 and 2011 consisted of the following:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Short-term borrowings	1,183,248	7,850,793	259,359

Unused facility	28,742,102	23,901,952	789,625

Interest rates on short-term borrowings outstanding as of December 31, 2010 and 2011, ranged from 1.14% to 4.78% and 1.2% to 7.93%, respectively.

14.	Bonds Payable

Bonds payable as of December 31, 2010 and 2011, consisted of the following:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Unsecured bonds payable	166,770	64,383	2,127
Secured bonds payable	9,500,000	3,500,000	115,626
Less: current portion	(6,105,621)	(3,564,383)	(117,753)

	3,561,149	—	—

Interest payable	684,557	36,695	1,212

F-30	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant terms of secured bonds payable were as follows:

	Secured Bond 3	Secured Bond 4
Issuer	AUO	AUO
Par value	NT$5,000,000 thousand	NT$7,000,000 thousand
Issue date	Mar. 21, 2006	Aug. 22, 2008
Issue price	At par value	At par value
Coupon rate	Fixed rate 1.948%	Fixed rate 2.90%
Duration	Mar. 21, 2006 –Mar. 21, 2011	Aug. 22, 2008 –Aug. 22, 2012
Bank that provided guarantee	Mizuho Corporate Bank and six other banks	Mizuho Corporate Bank and three other banks
Redemption	As stated below	As stated below

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

Certain of the Company’s assets are pledged to secure the bonds payable; see note 23.

F-31	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Convertible Bonds Payable

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

F-32	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-33	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Long-term Borrowings

		December 31,
Bank or agent bank	Durations	2010		2011
		NT$		NT$		US$
				(in thousands)
Bank of Taiwan and twenty-two other banks	From Dec. 29, 2009 to Dec. 29, 2016	15,000,000		58,000,000		1,916,089
Bank of Taiwan and thirty-five other banks	From Sep. 13, 2006 to Sep. 13, 2014	42,662,400		31,996,800		1,057,047
Mega International Commercial Bank and fifteen other banks	From Jan. 19, 2010 to Jan. 19, 2015	17,000,000		27,000,000		891,972
Bank of Taiwan and twenty-eight other banks	From Sep. 30, 2011 to Sep. 30, 2016	—		12,000,000		396,432
Credit Agricole Corporate and Investment Bank (Formerly Calyon) and ten other banks	From Nov. 2010 to Nov. 2015	5,136,890		10,904,400		360,238
Mega International Commercial Bank and twenty-one other banks	From Jul. 14, 2006 to Jul. 14, 2013	16,200,000		10,800,000		356,789
Bank of Taiwan and twenty-seven other banks	From Dec. 29, 2005 to Dec. 29, 2012	16,442,800		8,221,400		271,602
Mizuho Corporate Bank and eight other banks	From Jun. 27, 2011 to Jun. 27, 2016	—		7,804,000		257,813
Mizuho Corporate Bank and seven other banks	From Jun. 27, 2011 to Jun. 27, 2016	—		6,828,500		225,586
ABN-AMRO Bank and twenty-one other banks	From Aug. 2, 2006 to Aug. 2, 2013	6,567,163		4,779,194		157,886
Mizuho Corporate Bank and twelve other banks	From Dec. 25, 2009 to Dec. 25, 2014	7,782,600		—		—
Unsecured loans	From Mar. 2007 to Nov. 23, 2016	14,344,253		14,214,885		469,603
Mortgage loans	From Feb. 28, 2006 to Jan. 2016	5,811,968		6,407,890		211,691

		146,948,074		198,957,069		6,572,748
Less: current portion		(29,824,179)		(42,868,289)		(1,416,197)

		117,123,895		156,088,780		5,156,551

Unused credit facility		64,226,937		45,881,909		1,515,755

Interest rate range		0.03 5.53	%~ %	0.645 7.935	%~ %

F-34	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011, future principal repayments were as follows:

	NT$	US$
	(in thousands)
2012	42,868,289	1,416,197
2013	47,495,661	1,569,067
2014	51,107,608	1,688,392
2015	33,622,286	1,110,746
Thereafter	23,863,225	788,346

Total	198,957,069	6,572,748

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

Refer to note 23 for assets pledged as collateral to secure the aforementioned long-term borrowings.

17.	Retirement Plans

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO and Toppan CFI’s retirement plans.

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(11,387)	(15,137)	(500)
Non-vested benefit obligation	(778,122)	(862,317)	(28,488)

Accumulated benefit obligation	(789,509)	(877,454)	(28,988)
Additional benefits based on future salary increase	(904,769)	(968,612)	(31,999)

Projected benefit obligation	(1,694,278)	(1,846,066)	(60,987)
Fair value of plan assets	1,386,818	1,500,839	49,582

Funded status	(307,460)	(345,227)	(11,405)
Unrecognized net transition obligation	6,589	5,630	186
Unrecognized pension loss	776,922	872,502	28,824

Prepaid pension assets	476,051	532,905	17,605

F-35	(Continued)

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

F-36	(Continued)

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

The distributions of earnings as dividends per share, employee bonuses and remuneration to directors for 2010, as approved by stockholders on June 10, 2011 were as follows:

2010
NT$
(in thousands, except for per share data)
Dividends per share
Cash	0.40

Employee bonuses — cash	891,462
Remuneration to directors	30,117

921,579

The aforementioned distribution of earnings for 2010 was consistent with the resolutions in the board of directors’ meetings.

F-37	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Details of the ESO Plans were as follows:

Plan	Issuing date	Units issued	Term of grant	Option exercising term

2003 ESO Plan	Dec. 31, 2003	5,631	Dec. 31, 2003 –Dec. 30, 2009	Dec. 31, 2005 –Dec. 30, 2009

The details of ESO Plans, and changes during the year ended December 31, 2009 were as follows:

	Unit	Weighted-average exercise price
	(in thousands)	NT$
Balance at January 1, 2009	2,797	46.00
Units exercised	—	—
Units increased due to issuance of stock dividends	102	44.30
Units cancelled	(2,899)	45.90

Balance at December 31, 2009	—	—

Assumptions used to estimate the fair value of the aforementioned ESO Plans were as follows:

2003 ESO Plan
Dividend yield	2.4%
Expected volatility	43.7%
Risk-free interest rate	1.7%
Expected continuing period	1.9 years

As of December 31, 2009, the above mentioned options all expired. As of December 31, 2010 and 2011, there were no outstanding employee stock options.

19.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income tax liabilities individually in accordance with their respective statutory tax rates.

(a)	Pursuant to the Statute for Upgrading Industries, AUO (including the extinguished QDI) is entitled to elect appropriate tax incentives, such as tax exemption, based on initial investments and subsequent capital increases for the purpose of purchasing qualified TFT-LCD production equipment and machinery.

AUO was entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period
2002	Exemption from corporate income taxes for five years	Jan. 1, 2007 – Dec. 31, 2011
2003	Exemption from corporate income taxes for five years	Jan. 1, 2008 – Dec. 31, 2012
2004	Exemption from corporate income taxes for five years	Jun. 25, 2007 – Jun. 24, 2012
2004	Exemption from corporate income taxes for five years	Sep. 29, 2007 – Sep. 28, 2012
2004	Exemption from corporate income taxes for five years	Nov. 3, 2007 – Nov. 2, 2012
2005, 2006	Exemption from corporate income taxes for five years	Jan. 1, 2010 – Dec. 31, 2014
2007, 2008	Exemption from corporate income taxes for five years	Pending designation

F-38	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The components of income tax expense (benefit) were as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense	684,697	1,732,649	680,686	22,487
Deferred income tax benefit	(707,284)	(544,755)	(4,885,765)	(161,406)

	(22,587)	1,187,894	(4,205,079)	(138,919)

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

The expected income tax expense (benefit) calculated based on the Republic of China statutory income tax rate was reconciled with the income tax expense (benefit) as reported in the consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	(6,816,850)	1,461,317	(11,160,862)	(368,710)
Tax exemption	—	(303,655)	—	—
Decrease in investment tax credits, including impact of amounts that expired unused (see Note 19(d))	3,387,963	4,250,789	752,041	24,844
Effect of different tax rate of subsidiary	(387,926)	82,732	(2,040,199)	(67,400)
Tax on undistributed retained earnings	1,404,104	63,852	65,656	2,169
Increase (decrease) in valuation allowance	1,007,152	(5,063,222)	7,867,649	259,916
Effect of changes in statutory income tax rate	1,872,338	1,176,427	544,351	17,983
Permanent differences	(380,862)	(761,324)	(319,475)	(10,554)
Others	(108,506)	280,978	85,760	2,833

Income tax expense (benefit)	(22,587)	1,187,894	(4,205,079)	(138,919)

F-39	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	2,308,078	6,705,473	221,522
Net operating loss carryforwards	172,656	51,174	1,691
Unrealized losses and expenses	2,801,995	3,895,491	128,691
Timing differences of revenue recognition between accounting and tax reporting	214,941	364,694	12,048
Inventories devaluation	1,042,378	1,196,603	39,531
Unrealized gains on financial assets	(38,862)	(8,811)	(291)
Others	258,697	426,175	14,079

	6,759,883	12,630,799	417,271
Valuation allowance	(1,384,260)	(10,326,641)	(341,151)

Net deferred tax assets—current	5,375,623	2,304,158	76,120

Noncurrent:
Investment tax credits	12,023,328	6,863,058	226,728
Net operating loss carryforwards	6,536,379	17,917,187	591,912
Foreign investment gains under the equity method	(1,687,155)	(265,375)	(8,767)
Goodwill	(865,881)	(1,042,495)	(34,440)
Others	3,328,363	2,745,749	90,709

	19,335,034	26,218,124	866,142
Valuation allowance	(15,955,664)	(15,154,023)	(500,628)

Net deferred tax assets—noncurrent	3,379,370	11,064,101	365,514

Total gross deferred tax assets	29,098,786	40,708,712	1,344,853
Total gross deferred tax liabilities	(3,003,869)	(1,859,789)	(61,440)
Total valuation allowance	(17,339,924)	(25,480,664)	(841,779)

	8,754,993	13,368,259	441,634

(d)	Investment tax credits

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

As of December 31, 2011, unused investment tax credits of AUO, Toppan CFI, and Ronly, and their respective years of expiration were as follows:

Year of assessment	Unused investment tax credits		Expiration year
	NT$	US$
	(in thousands)
2008	6,705,473	221,522	2012
2009	2,697,883	89,127	2013
2010	2,710,925	89,558	2014
2011(estimated)	73,517	2,429	2015

	12,187,798	402,636

F-40	(Continued)

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

F-41	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Earnings (loss) per Share (“(L) EPS”)

Basic (L) EPS for the years ended December 31, 2009, 2010 and 2011 were computed as follows:

	For the year ended December 31,
	2009		2010		2011
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to equity holders of the parent company:
Net income (loss)	(26,668,094)	(26,769,335)	7,447,409	6,692,657	(65,585,890)	(61,263,814)

Weighted-average number of shares outstanding during the year	8,796,725	8,796,725	8,827,046	8,827,046	8,827,046	8,827,046

Basic (L)EPS (NT$):
Basic (L)EPS—net income (loss)	(3.03)	(3.04)	0.84	0.76	(7.43)	(6.94)

Diluted EPS for years ended December 31, 2009, 2010 and 2011 were computed as follows:

	For the year ended December 31,
	2009		2010		2011
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income (loss) attributable to equity holders of the parent company	(26,668,094)	(26,769,335)	7,447,409	6,692,657	(65,585,890)	(61,263,814)
Effects of potential common stock:
Convertible bonds payable	—	—	(507,514)	(421,237)	—	—

	(26,668,094)	(26,769,335)	6,939,895	6,271,420	(65,585,890)	(61,263,814)

Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	8,796,725	8,796,725	8,827,046	8,827,046	8,827,046	8,827,046
Effects of potential common stock:
Convertible bonds payable	—	—	132,467	132,467	—	—
Employee bonuses	—	—	31,027	31,027	—	—

	8,796,725	8,796,725	8,990,540	8,990,540	8,827,046	8,827,046

Diluted EPS (NT$)	(3.03)	(3.04)	0.77	0.70	(7.43)	(6.94)

Note: Diluted earnings per share in 2009 and 2011 were not calculated due to the anti-dilutive effect.

F-42	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Additional Disclosure on Financial Instruments

(a)	Fair value information

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

(2)	The fair value of refundable deposits with no fixed maturity is based on carrying amount.

F-43	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	The carrying value of the floating-rate long-term borrowings approximates fair value since the interest rates paid are based on short-term maturities and recent quoted rates from financial institutions. Thus the fair value of these instruments approximates to their carrying value.

(4)	The fair value of fixed-rate long-term borrowings is estimated based on the present value of future discounted cash flows based on prevailing market interest rates for similar debt instruments of comparable maturities and credit standing of the borrower.

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

(5)	If the fair value of aforementioned financial instruments is denominated in foreign currency, the Company estimates the fair value based on the spot exchange rate provided by Reuters quotes system. The spot exchange rate is based on the buying rate and adopted consistently, except for the US dollar, which is based on the closing price.

(c)	The fair values of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

	December 31, 2010
	Publicly quoted market prices	Fair value based on valuation technique
	NT$	NT$
	(in thousands)
Financial assets:
Foreign currency forward contracts	—	425,443
Option contracts		1,822
Available-for-sale financial assets–noncurrent	1,373,687	—
Refundable deposits	—	176,141
Financial liabilities:
Long-term borrowings (including current portion)	—	146,948,074
Convertible bonds payable (*)	—	24,094,080
Bonds payable (including current portion)	—	9,935,142
Foreign currency forward contracts	—	102,455
Interest rate swap contracts	—	361,889
Option contracts	—	180,020

	December 31, 2011
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Foreign currency forward contracts	—	—	85,621	2,829
Option contracts	—	—	172	6
Available-for-sale financial assets – noncurrent	436,774	14,429	—	—
Interest rate swap contracts	—	—	3	—
Refundable deposits	—	—	404,751	13,371
Financial liabilities:
Long-term borrowings (including current portion)	—	—	198,957,069	6,572,748
Convertible bonds payable (*)	—	—	21,787,128	719,760
Bonds payable (including current portion)	—	—	3,638,651	120,207
Foreign currency forward contracts	—	—	17,523	579
Interest rate swap contracts	—	—	198,401	6,554
Option contracts	—	—	176,185	5,820

*	Include financial liabilities measured at fair value – convertible bonds payable

F-44	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The Company pledged certain of its financial assets to secure long-term borrowings and bonds payable, see note 23.

(e)	Gains on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$813,152 thousand, NT$3,986,083 thousand and NT$744,072 (US$24,581) thousand for the years ended December 31, 2009, 2010 and 2011, respectively.

(f)	Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$108,005,572 thousand and NT$181,521,211 (US$5,996,736) thousand as of December 31, 2010 and 2011, respectively.

(g)	Financial risks relating to financial instruments

(1)	Market risk

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

F-45	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

22.	Related-party Transactions

Except as disclosed in the consolidated financial statements and other footnotes, the significant related party transactions were as follows:

(a)	Names and relationships of related parties

Name of related party	Relationship with the Company
Cando	Investee of AUO and Konly; see note (i) below
Raydium	Investee of Konly
Wellypower	Investee of Konly
Qisda	Shareholder represented on AUO’s board of directors; investee of AUO and Konly
BenQ Corporation (“BenQ”)	Subsidiary of Qisda
Qisda Optronics (Suzhou) Co., Ltd. (“QCOS”)	Subsidiary of Qisda
Qisda Co., Ltd. Suzhou (“QCSZ”)	Subsidiary of Qisda
BenQ Material Corp. (“BMC”)	Subsidiary of Qisda
Nano	Investee of Konly and Ronly; see note (ii) below
FH	Investee of Konly, Ronly and BVTW
Forhouse International Holding Ltd. (“FHBVI”)	Subsidiary of FH
Fortech International Corp. (“Fortech”)	Subsidiary of FH
Fortress Optronics International Corporation (“Fortress”)	Subsidiary of FH
Fortech Optronics (Xiamen) Co., Ltd. (“FHSSXM”)	Subsidiary of FH
Fortech Optronics (Kunshan) Co., Ltd. (“FHSSKS”) (Formerly “Nano-Kunshan”)	Subsidiary of FH; see note (ii)
Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)	Joint investor of BVCH
Changhong (Hongkong) Trading Ltd. (“Changhong Trading”)	Substantive related party of BVCH
TCL Huizhou	Joint investor of BKHZ
TCL Corporation (“TCL”)	Related party of BKHZ; see note (iii) below
TCL Electrics (Hongkong) Co., Ltd. (TCL (HK))	Related party of BKHZ; see note (iii) below
BTPL	Subsidiary of BTLB
AUSP	Investee of AUSG
Abakus Solar AG (“Abakus”)	Investee of AULB
Sichuan Changhong LCM CO., Ltd. (“Changhong LCM”)	Substantive related party of BVCH
Others	Directors, supervisors, president, vice-presidents of the Company, and entities that the Company has significant influence but with which the Company had no material transactions.

Note (i):	On June 30, 2011, the Company disposed most of its equity shareholdings in Cando, and resigned from the director position. Accordingly, transactions with Cando have been disclosed as related-party transactions through June 30, 2011.

Note (ii):	On September 15, 2010, Nano was merged into FH, with FH as the surviving entity. Accordingly, transactions with Nano have been disclosed as related-party transactions through September 15, 2010.

Note (iii):	On July 27, 2010, the Company jointly invested in BKHZ with TCL Huizhou through AULB. Accordingly, TCL Huizhou and its related parties are considered as a related party of the Company, and related-party transactions were disclosed starting from July 27, 2010.

F-46	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
TCL Huizhou	—	6,284,825	10,292,276	340,016
Changhong Electrics	6,827,504	15,676,929	7,377,695	243,730
BenQ	8,945,171	9,750,242	6,400,096	211,434
Changhong Trading	—	245,940	4,761,272	157,293
QCSZ	1,887,418	3,260,601	2,628,576	86,838
AUSP	—	76,623	2,568,666	84,858
TCL (HK)	—	2,572,268	2,152,528	71,111
TCL	—	2,998,896	486,003	16,055
Others	3,225,511	5,583,365	5,309,187	175,394

	20,885,604	46,449,689	41,976,299	1,386,729

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

F-47	(Continued)

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

F-48	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

As of December 31, 2010 and 2011, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials from foreign suppliers:

	December 31,
Currency	2010	2011
	(in thousands)
USD	2,337	6,273
JPY	3,570,203	2,819,360
EUR	—	6,173
CNY	18,725	900
NTD	—	10,800

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

F-49	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Technology licensing agreements

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

F-50	(Continued)

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

F-51	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-52	(Continued)

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

The Company has made provisions (net of reversals, if any) of NT$9,673,060 thousand, NT$511,251 thousand and NT$6,115,540 (US$202,033) thousand in 2009, 2010 and 2011, respectively, with respect to litigation and claims in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. The accrued liabilities for those contingencies as of December 31, 2010 and 2011 were NT$13,657,361 thousand and NT$19,863,888 (US$656,224) thousand, respectively. An estimate for the total exposure, which by its nature is uncertain and may be materially higher or lower than estimated, to loss in excess of amount accrued for these matters was US$323 million as of December 31, 2011. For the matters described above, management will continue to evaluate the appropriateness of the amounts recorded and will make adjustments to such recorded amounts as deemed necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

F-53	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Sales agreements

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

F-54	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2009
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	357,033,516	2,297,829	—	359,331,345
Intersegment sales	—	33,799	(33,799)	—

Total segment sales	357,033,516	2,331,628	(33,799)	359,331,345

Operating loss (Note)	(13,949,232)	(1,296,278)	6,459	(15,239,051)

Non-operating expenses and losses, net				(12,028,350)

Loss before income tax				(27,267,401)

Depreciation and amortization	88,590,459	1,517,152	—	90,107,611

	For the year ended December 31, 2010
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	456,725,565	10,432,399	—	467,157,964
Intersegment sales	—	233,402	(233,402)	—

Total segment sales	456,725,565	10,665,801	(233,402)	467,157,964

Operating profit (loss) (Note)	13,102,670	(2,612,622)	6,616	10,496,664

Non-operating expenses and losses, net				(1,900,683)

Income before income tax				8,595,981

Depreciation and amortization	86,656,429	2,479,273	—	89,135,702

	For the year ended December 31, 2011
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)
Net sales from external customers	366,482,597	13,229,281	—	379,711,878
Intersegment sales	—	38,887	(38,887)	—

Total segment sales	366,482,597	13,268,168	(38,887)	379,711,878

Operating loss (Note)	(54,433,233)	(3,220,521)	(4,778)	(57,658,532)

Non-operating expenses and losses, net				(7,993,597)

Loss before income tax				(65,652,129)

Depreciation and amortization	84,999,490	3,752,943	—	88,752,433

Note: The adjustment and eliminations of operating profit (loss) resulted from the intersegment transactions of solar reporting unit.

F-55	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Geographic information

A geographical breakdown as of and for the years ended December 31, 2009, 2010 and 2011, is as follows:

(1) Consolidated net sales (Note 1)

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	153,643,468	178,396,594	145,497,812	4,806,667
PRC	98,430,471	147,491,931	107,117,722	3,538,742
Korea	26,032,848	45,300,140	30,797,262	1,017,419
Other foreign countries	81,224,558	95,969,299	96,299,082	3,181,337

Consolidated net sales	359,331,345	467,157,964	379,711,878	12,544,165

(2) Consolidated non-current assets (Note 2)

	December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	347,266,765	327,784,022	290,196,184	9,586,924
PRC	33,703,986	34,608,643	40,874,169	1,350,319
Other foreign countries	29,531,381	40,271,148	49,594,776	1,638,414

Total consolidated non-current assets	410,502,132	402,663,813	380,665,129	12,575,657

(3) Consolidated tangible long-lived assets

	December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Taiwan	332,233,758	313,306,181	273,047,594	9,020,403
PRC	31,328,059	31,883,762	37,612,226	1,242,558
Other foreign countries	28,985,411	40,438,441	49,516,758	1,635,836

Total consolidated tangible long-lived assets	392,547,228	385,628,384	360,176,578	11,898,797

Note	1: Sales are attributed to countries based upon the location of customers placing orders.
Note	2: Non-current assets are not inclusive of financial instruments, deferred tax assets, and pension-related assets.

(c)	Major customer information

For the years ended December 31, 2009, 2010 and 2011, sales to individual customers representing greater than 10% of consolidated net sales were as follows:

	For the year ended December 31,
	2009		2010		2011
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
				(in thousands)
Customer A	60,553,035	17	71,227,688	15	50,400,074	1,665,017	13

F-56	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The sales for principal products comprised the follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Panels for computer products:
Panels for notebook computers	60,432	70,390	67,530	2,231
Panels for desktop monitors	68,431	77,942	58,407	1,929

Total panels for computer products	128,863	148,332	125,937	4,160

Panels for LCD televisions	173,145	237,263	165,275	5,460

Panels for consumer electronics products	46,940	56,402	62,832	2,076

Others(1)	10,383	25,161	25,668	848

Total	359,331	467,158	379,712	12,544

(1)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots, and from service charges.

26.	Subsequent Events

On March 14, 2012 (Taiwan time), a jury reached its verdicts for charges made by the US DOJ against AUO, AUUS and certain of its executive, as previously described in Note 24(e)(2) to these consolidated financial statements. The jury acquitted Dr. LJ Chen and Mr. Hubert Lee and could not reach a decision with respect to Mr. Steven Leung and, therefore, a mistrial was declared in his case. However, a guilty verdict was returned against AUO and AUUS, and individuals Mr. HB Chen and Dr. Hui Hsiung. The Northern California District Court is expected to issue a fine against the AUO and AUUS within the next few months. The court has the discretion to impose a fine in any amount up to US$1 billion, which statute allows a maximum penalty equal to twice the amount of the calculated gains derived from the alleged conspiracy. AUO and AUUS intend to appeal the verdict and any fine. The ultimate outcome of the appeal is uncertain. While there are a number of alternative ways the amount of the fine can be determined, as a result of this subsequent event management has made its assessment of the amount of the estimated fine after consulting with counsel, and re-evaluated the appropriateness of the previously recorded provision. Based on such consultation and the various unknown factors and uncertainties, management has determined that the estimated range of loss likely to be incurred as a result of this jury verdict was US$253 million to US$600 million. Management concluded that no amount within this range of possible loss was the best estimate of the actual loss. Therefore, management concluded that the accrued liability should be based on the low end of this range of possible loss. Because this amount was not significantly different from the US$277 million previously accrued, management concluded that it was not necessary to adjust the accrued liability for the March 14, 2012 jury verdict. Management will continue to re-assess the appropriateness of the recorded accrued liability for this matter each reporting period and will make any adjustments to the Company’s financial statements as deemed necessary. However, the actual amount of the fine as determined by the court could be materially different from the accrued liability recognized as of December 31, 2011.

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

F-57	(Continued)

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

F-58	(Continued)

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

F-59	(Continued)

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

F-60	(Continued)

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

F-61	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Noncontrolling interests

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

Changes from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to AU Optronics Corp., US GAAP	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

Transfer (to) from noncontrolling interest
Decrease in AUO’s paid-in capital due to purchase of common shares of BVTW and Lextar	(8,445)	—	—	—
Decrease in AUO’s paid-in capital due to purchase of common shares of former BVTW	—	(17,961)	—	—
Decrease in AUO’s paid-in capital due to purchase of common shares of ACTW	—	—	(480,250)	(15,865)
Increase (decrease) in AUO’s paid-in capital for sale of BVTW’s common shares	(28,323)	17,497	—	—
Increase in AUO’s paid-in capital for sale of Lextar’s common shares	—	107,348	—	—
Increase in AUO’s paid-in capital for disproportionate participation in Lextar’s capital increase	76,039	1,234,361	—	—
Increase (decrease) in AUO’s paid-in capital for disproportionate participation in BVTW’s capital increase	(8,039)	562,689	214,119	7,074
Decrease in AUO’s paid-in capital for disproportionate participation in former BVTW’s capital increase	—	(66,424)	—	—
Increase in AUO’s paid-in capital for disproportionate participation in ACTW’s capital increase	—	9,111	402,394	13,293
Decrease in AUO’s paid-in capital for disproportionate participation in M. Setek’s capital increase	—	(703,387)	943,314	31,163

Net transfer (to) from noncontrolling interest	31,232	1,143,234	1,079,577	35,665

Change from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest	(28,639,089)	5,387,557	(79,868,648)	(2,638,541)

F-62	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Compensation–Employee bonuses

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

F-63	(Continued)

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

F-64	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Compensated absences

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

F-65	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Impairment of long-lived assets

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

F-66	(Continued)

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

F-67	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income (loss) attributable to the stockholders of AU Optronics Corp.

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp., ROC GAAP	(26,769,335)	6,692,657	(61,263,814)	(2,023,912)
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
- Depreciation	(79,663)	(36,311)	(59,405)	(1,963)
- Disposals of available-for-sale securities	136,731	—	—	—
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	653,609	—	—	—
- Re-measurement loss	(1,445,660)	—	—	—
- Gain on bargain purchase	162,682	—	—	—
Acquisition method of accounting for others	41,099	10,515	37,875	1,251
b) Noncontrolling interests
- Decrease in ownership not resulting in loss of control	28,323	(124,845)	—	—
c) Compensation
- Employee bonuses
- Adjustment to fair value	(216,324)	—	—	—
d) Long-term equity investments
- Investment losses	(36,241)	30,426	(17,494)	(578)
- Disposal gain	—	—	31,189	1,030
- Impairment loss	—	—	(1,801,856)	(59,526)
d) Deconsolidation of subsidiary	—	362,842	—	—
e) Convertible bonds	—	(678,777)	780,564	25,787
g) Pension expense	1,979	1,707	1,466	49
h) Depreciation of buildings	(2,209,816)	(2,367,968)	(2,835,733)	(93,681)
i) Hedging derivative financial instruments	(32,625)	—	—	—
j) Compensated absences expense	(230,102)	(41,294)	(31,974)	(1,056)
k) Escalation adjustment of rent expense	2,129	2,129	2,129	70
l) Tax effect of the above US GAAP adjustments	1,031,220	920,039	536,560	17,726
m) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(96,163)	(54,527)	(16,368,774)	(540,759)
n) 10% surtax on undistributed retained earnings and others	387,836	(472,270)	41,042	1,356

Net income (loss) attributable to stockholders of AU Optronics Corp., US GAAP	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

Earnings (loss) per share:
Basic	(3.26)	0.48	(9.17)	(0.30)

Diluted	(3.26)	0.48	(9.17)	(0.30)

Weighted-average number of shares outstanding (in thousands):
Basic	8,785,178	8,827,046	8,827,046

Diluted	8,785,178	8,827,046	8,827,046

F-68	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Reconciliation of consolidated equity attributable to the stockholders of AU Optronics Corp.:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Equity attributable to stockholders of AU Optronics Corp., ROC GAAP	268,160,933	205,388,716	6,785,224
a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	361,636
- Other assets	(143,200)	(202,605)	(6,693)
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	653,609	653,609	21,593
- Re-measurement loss	(1,445,660)	(1,445,660)	(47,759)
- Gain on bargain purchase	162,682	162,682	5,374
Acquisition method of accounting for other	51,614	89,489	2,956
d) Subsidiaries and long-term equity investments
-Adjustment for changes in investees’ equity	3,469,074	3,313,811	109,475
-Deconsolidation of subsidiary	359,902	359,902	11,890
-Impairment of equity investee	(1,928,709)	(3,730,565)	(123,243)
d) Cumulative translation adjustments	38,346	(4,161)	(137)
e) Convertible bonds	(780,564)	—	—
g) Defined benefit plan
- Accrued pension cost	(19,002)	(17,546)	(580)
- Recognition of funded status under FASB ASC Subtopic 715-60	(756,028)	(852,552)	(28,165)
h) Accumulated depreciation of buildings	(10,857,477)	(13,693,210)	(452,369)
j) Accrued compensated absences	(433,102)	(465,076)	(15,364)
l) Accrued rental expense and adjustment to land cost	(94,410)	(92,281)	(3,049)
m) Deferred income tax assets and liabilities	3,005,319	(12,752,604)	(421,295)

Equity attributable to stockholders of AU Optronics Corp., US GAAP	270,390,059	187,658,681	6,199,494

(t)	US GAAP condensed consolidated financial statements

(1)	Condensed consolidated balance sheets

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Assets
Current assets	205,289,002	200,534,190	6,624,849
Long-term investments	17,063,593	15,314,850	505,942
Property, plant and equipment, net	376,453,239	348,452,734	11,511,488
Goodwill and intangible assets	24,834,781	26,199,253	865,519
Other assets	7,481,711	4,559,681	150,633

Total Assets	631,122,326	595,060,708	19,658,431

Liabilities and Equity
Current liabilities	190,887,914	205,026,818	6,773,268
Long-term liabilities	156,860,672	187,559,221	6,196,208
Equity attributable to stockholders of AU Optronics Corp.	270,390,059	187,658,681	6,199,494
Noncontrolling interests	12,983,681	14,815,988	489,461

Total Liabilities and Equity	631,122,326	595,060,708	19,658,431

F-69	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Condensed consolidated statements of operations

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net sales	358,732,803	467,157,964	379,711,877	12,544,165
Cost of goods sold	357,966,412	435,549,584	414,029,624	13,677,886

Gross profit (loss)	766,391	31,608,380	(34,317,747)	(1,133,721)
Operating expenses	29,076,075	26,209,188	33,450,570	1,105,074

Operating income (loss)	(28,309,684)	5,399,192	(67,768,317)	(2,238,795)
Non-operating income (expenses), net	(1,352,661)	69,188	(1,855,493)	(61,298)

Income (loss) before income taxes	(29,662,345)	5,468,380	(69,623,810)	(2,300,093)
Income tax expense (benefit)	(1,359,533)	745,015	11,492,354	379,661

Net income (loss)	(28,302,812)	4,723,365	(81,116,164)	(2,679,754)
Less net income (loss) attributable to noncontrolling interests	367,509	479,042	(167,939)	(5,548)

Net income (loss) attributable to stockholders of AU Optronics Corp.	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

F-70	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Condensed consolidated statements of comprehensive income (loss) under US GAAP

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to stockholders of AU Optronics Corp.	(28,670,321)	4,244,323	(80,948,225)	(2,674,206)

Other comprehensive income (loss), net of tax:
Derivative and hedging activities	226,874	186,593	64,742	2,139
Unrealized gains (losses) on securities	1,680,476	(725,095)	(769,843)	(25,432)
Cumulative translation adjustments	(611,237)	(634,165)	934,722	30,879
Defined benefit plan	(120,856)	(298,456)	(63,557)	(2,100)

Other comprehensive income (loss), net of tax	1,175,257	(1,471,123)	166,064	5,486

Comprehensive income (loss) attributable to stockholders of AU Optronics Corp.	(27,495,064)	2,773,200	(80,782,161)	(2,668,720)

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to noncontrolling interests	367,509	479,042	(167,939)	(5,548)

Other comprehensive income (loss), net of tax:
Derivative and hedging activities	123	34	411	14
Unrealized gains on securities	135	592	815	27
Cumulative translation adjustments	(73,534)	33,342	334,696	11,057
Defined benefit plan	(2,269)	(3,965)	435	14

Other comprehensive income (loss), net of tax	(75,545)	30,003	336,357	11,112

Comprehensive income attributable to noncontrolling interests	291,964	509,045	168,418	5,564

F-71	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Changes in equity attributable to AU Optronics Corp., noncontrolling interests and total equity under US GAAP

	Years ended December 31, 2009, 2010 and 2011
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)
Balance at January 1, 2009	293,391,868	7,737,213	301,129,081
Employees’ profit sharing—cash	2,226,093	—	2,226,093
Cash dividends	(2,551,716)	—	(2,551,716)
Net transfer from noncontrolling interest	31,232	(31,232)	—
Proceeds from subsidiaries capital increase	—	2,445,262	2,445,262
Effect of inclusion of newly consolidated subsidiaries	—	1,762,956	1,762,956
Other changes in equity	666,569	(458,651)	207,918
Comprehensive income (loss):
Net income (loss)	(28,670,321)	367,509	(28,302,812)
Other comprehensive income, net of tax:
Derivative and hedging activities	226,874	123	226,997
Unrealized gains on securities	1,680,476	135	1,680,611
Cumulative translation adjustments	(611,237)	(73,534)	(684,771)
Defined benefit plan	(120,856)	(2,269)	(123,125)

Comprehensive income (loss)	(27,495,064)	291,964	(27,203,100)

Balance at December 31, 2009	266,268,982	11,747,512	278,016,494

Cash dividends	—	(238,860)	(238,860)
Net transfer from noncontrolling interest	1,143,234	(1,143,234)	—
Proceeds from subsidiaries capital increase	—	4,338,348	4,338,348
Effect of deconsolidation of subsidiary	(2,940)	(3,870,141)	(3,873,081)
Other changes in equity	207,583	1,641,011	1,848,594
Comprehensive income (loss):
Net income	4,244,323	479,042	4,723,365
Other comprehensive income, net of tax:
Derivative and hedging activities	186,593	34	186,627
Unrealized gains (losses) on securities	(725,095)	592	(724,503)
Cumulative translation adjustments	(634,165)	33,342	(600,823)
Defined benefit plan	(298,456)	(3,965)	(302,421)

Comprehensive income	2,773,200	509,045	3,282,245

Balance at December 31, 2010	270,390,059	12,983,681	283,373,740

Cash dividends	(3,530,818)	(406,427)	(3,937,245)
Net transfer from noncontrolling interes	1,079,577	(1,079,577)	—
Proceeds from subsidiaries capital increase	—	3,230,026	3,230,026
Other changes in equity	502,024	(80,133)	421,891
Comprehensive income (loss):
Net loss	(80,948,225)	(167,939)	(81,116,164)
Other comprehensive income, net of tax:
Derivative and hedging activities	64,742	411	65,153
Unrealized gains (losses) on securities	(769,843)	815	(769,028)
Cumulative translation adjustments	934,722	334,696	1,269,418
Defined benefit plan	(63,557)	435	(63,122)

Comprehensive income (loss)	(80,782,161)	168,418	(80,613,743)

Balance at December 31, 2011	187,658,681	14,815,988	202,474,669

Balance at December 31, 2011 (in US$)	6,199,494	489,461	6,688,955

F-72	(Continued)

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

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
	NT$	NT$	NT$
	(in thousands)
For the year ended December 31, 2009	939,158	374,372	—
For the year ended December 31, 2010	716,751	547,892	—
For the year ended December 31, 2011	135,433	54,317	12,008

F-73	(Continued)

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

AUO and Toppan CFI use a measurement date of December 31 for their plans.

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Projected benefit obligation at beginning of year	1,265,483	1,694,278	55,972
Service cost	7,596	8,954	296
Interest cost	28,473	33,938	1,121
Actuarial loss	392,726	114,537	3,784
Benefit paid	—	(5,641)	(186)

Projected benefit obligation at end of year	1,694,278	1,846,066	60,987

F-74	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The following table sets forth the amounts recognized related to AUO’s and Toppan CFI’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(307,460)	(345,227)	(11,405)

Accrued liability	(307,460)	(345,227)	(11,405)

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Prepaid pension cost (accrued liability) at beginning of year	(10,803)	(307,460)	(10,157)
Net periodic benefit cost	(24,773)	(48,204)	(1,592)
Actual contributions	112,709	106,536	3,519
Pension liability adjustments under FASB Topic 715-60	(384,593)	(96,099)	(3,175)

Accrued liability at end of year	(307,460)	(345,227)	(11,405)

F-75	(Continued)

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

F-76	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Defined benefit pension plans in Japan

The following table sets forth the change in benefit obligations for the pension plans:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Projected benefit obligation at beginning of year	163,842	185,243	6,120
Service cost	25,552	24,397	806
Interest cost	3,522	3,725	123
Actuarial loss	(2,772)	19,288	637
Benefit paid	(17,160)	(132,327)	(4,372)
Effect of exchange rate	12,259	9,797	324

Projected benefit obligation at end of year	185,243	110,123	3,638

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

The following table sets forth the amounts recognized related to M. Setek’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Funded status—plan assets less than benefit obligations	(148,278)	(110,123)	(3,638)

Accrued liability	(148,278)	(110,123)	(3,638)

F-77	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Accrued liability at beginning of year	(131,207)	(148,278)	(4,898)
Net periodic benefit cost	(28,811)	(27,878)	(921)
Benefit paid	13,126	70,302	2,322
Actual contributions	4,994	24,573	812
Pension liability adjustments under FASB Topic 715-60	3,438	(20,999)	(694)
Effect of exchange rate	(9,818)	(7,843)	(259)

Accrued liability at end of year	(148,278)	(110,123)	(3,638)

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Service cost	25,552	24,397	806
Interest cost	3,522	3,725	123
Expected return on plan assets	(263)	(243)	(8)
Gain on settlement	—	(518)	(17)

Net periodic benefit cost	28,811	27,361	904

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2010	2011
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.2% – 5.55%	1.2% – 5.55%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2010	2011
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.2% – 5.55%	1.2% – 5.55%
Expected long-term rate of return on plan assets	0.75%	0.75%

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

F-78	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Income taxes

(i)	The sources of income (loss) before taxes are summarized as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Domestic operations	(34,957,294)	5,104,098	(60,223,738)	(1,989,552)
Foreign operations	5,294,949	364,282	(9,400,072)	(310,541)

	(29,662,345)	5,468,380	(69,623,810)	(2,300,093)

The components of the provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense (benefit):
Domestic	(13,453)	1,092,315	86,284	2,850
Foreign	698,484	809,077	323,408	10,684
Deferred income tax benefit:
Domestic	(1,816,893)	(749,520)	11,222,137	370,735
Foreign	(227,671)	(406,857)	(139,475)	(4,607)

Income tax expense (benefit)	(1,359,533)	745,015	11,492,354	379,662

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) as reported under US GAAP for 2009, 2010 and 2011 was as follows:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	(7,415,586)	929,624	(11,836,048)	(391,015)
Decrease (increase) in investment tax credits, including amounts that expired unused (a)	2,664,946	3,581,523	752,040	24,845
Increase (decrease) in valuation allowance (a)	2,259,473	(5,010,968)	24,262,500	801,536
Tax exemption	—	(303,655)	—	—
Tax on undistributed retained earnings	667	876,762	1,343	44
Effect of changes in statutory income tax rate	2,321,716	1,552,898	544,351	17,983
Effect of different subsidiary income tax rate	341,515	555,907	(1,770,110)	(58,477)
Tax holiday (b)	(832,894)	(477,400)	(196,860)	(6,504)
Permanent differences	(284,628)	(481,927)	15,209	503
Others	(414,742)	(477,749)	(280,071)	(9,253)

Income tax expense (benefit)	(1,359,533)	745,015	11,492,354	379,662

(a)	For the years ended December 31, 2009, 2010 and 2011, investment tax credits that expired unused amount to NT$6,680,020 thousand, NT$6,220,123 thousand and NT$2,308,078 (US$76,250) thousand, respectively. Valuation allowances had previously been recognized for these deferred tax assets. Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

(b)	Under preferential tax policies previously available to foreign-invested enterprises and foreign enterprises in China, some subsidiaries located in China were entitled to tax holidays. The Company will no longer be eligible for the abovementioned income tax holidays starting from 2013. The per share effect of the tax holidays for the years ended December 31, 2009, 2010 and 2011 were NT$0.09, NT$0.05 and NT$0.02 (US$0.0007), respectively.

F-79	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	The components of deferred income tax assets and liabilities were as follows:

	December 31,
	2010	2011
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	1,042,378	1,196,603	39,531
Unrealized loss and expenses	3,159,902	4,138,775	136,729
Other current liabilities	492,195	577,308	19,072
Investment tax credits	14,331,405	13,568,531	448,250
Net operating loss carryforwards	6,709,035	17,987,690	594,242
Convertible bonds	217,709	131,770	4,353
Property, plant and equipment	4,846,254	5,793,902	191,407
Others	1,594,440	1,182,694	39,071

Gross deferred tax assets	32,393,318	44,577,273	1,472,655
Valuation allowance	(17,588,929)	(42,133,096)	(1,391,909)

Net deferred tax assets	14,804,389	2,444,177	80,746

Deferred tax liabilities:
Long-term investment—equity method	(1,560,617)	(135,255)	(4,468)
Goodwill	(865,881)	(1,042,495)	(34,440)
Property, plant and equipment	(1,087,019)	(875,354)	(28,918)
Cumulative translation adjustments	(264,676)	(542,961)	(17,937)
Others	(505,190)	(448,133)	(14,805)

Total deferred tax liabilities	(4,283,383)	(3,044,198)	(100,568)

Net deferred tax assets	10,521,006	(600,021)	(19,822)

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

F-80	(Continued)

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

F-81	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2010 and 2011, the components of property, plant and equipment were as follows:

	December 31, 2010
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)
Land	8,071,084	—	8,071,084
Buildings	112,993,562	(27,428,557)	85,565,005
Machinery and equipment	659,723,809	(442,656,492)	217,067,317
Other equipment and general assets	54,108,133	(45,352,643)	8,755,490
Construction in progress	2,718,857	—	2,718,857
Prepayments for purchases of land and equipment	54,275,486	—	54,275,486

	891,890,931	(515,437,692)	376,453,239

	December 31, 2011
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)
Land	9,385,200	—	9,385,200
Buildings	123,369,332	(34,948,752)	88,420,580
Machinery and equipment	728,308,445	(512,883,397)	215,425,048
Other equipment and general assets	61,679,902	(54,723,053)	6,956,849
Construction in progress	8,279,012	—	8,279,012
Prepayments for purchases of land and equipment	19,986,045	—	19,986,045

	951,007,936	(602,555,202)	348,452,734

(6)	The changes in the components of accumulated other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation adjustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Balance at December 31, 2008	(542,090)	(111,009)	2,323,297	(142,067)	1,528,131
Net current-period change	226,874	1,680,476	(611,237)	(120,856)	1,175,257

Balance at December 31, 2009	(315,216)	1,569,467	1,712,060	(262,923)	2,703,388
Net current-period change	186,593	(725,095)	(634,165)	(298,456)	(1,471,123)

Balance at December 31, 2010	(128,623)	844,372	1,077,895	(561,379)	1,232,265
Net current-period change	64,742	(769,843)	934,722	(63,557)	166,064

Balance at December 31, 2011	(63,881)	74,529	2,012,617	(624,936)	1,398,329

F-82	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-83	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(8)	Goodwill and other intangible assets

(i)	Goodwill

There is no change in the carrying amount of goodwill for the years ended December 31, 2010 and 2011.

As of December 31, 2010 and 2011, the carrying amount of goodwill both amounted to NT$22,227,327 (US$734,302) thousand.

F-84	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Other intangible assets

Details of the other intangible assets were as follows:

	December 31, 2010
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	23,563,620	20,956,166	2,607,454
Core technologies	3,675,700	3,675,700	—

	27,239,320	24,631,866	2,607,454

	December 31, 2011
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	25,505,115	21,533,189	3,971,926	131,217
Core technologies	3,675,700	3,675,700	—	—

	29,180,815	25,208,889	3,971,926	131,217

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

The Company adopted FASB ASC Topic 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of FASB ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (i.e., Level 3 measurements). The three levels of the fair value hierarchy are as follows:

(i)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Assets utilizing Level 1 inputs include available-for-sale securities that are actively traded.

F-85	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Assets and liabilities utilizing Level 2 inputs include interest rate swap contracts, foreign currency forward contracts and embedded derivative financial instruments.

(iii)	Level 3 inputs are unobservable inputs for the asset or liability.

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

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2011.

		Fair value measurements at reporting date using
	December 31, 2010	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	425,443	—	425,443	—
Options contracts	1,822	—	1,822	—
Available-for-sale financial assets—noncurrent	1,373,687	1,373,687	—	—
Liabilities:
Foreign currency forward contracts	102,455	—	102,455	—
Interest rate swap contracts	361,889	—	361,889	—
Options contracts	180,020	—	180,020	—

		Fair value measurements at reporting date using
	December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	85,621	—	85,621	—
Options contracts	172	—	172	—
Interest rate swap contracts	3	—	3	—
Available-for-sale financial assets—noncurrent	436,774	436,774	—	—
Liabilities:
Foreign currency forward contracts	17,523	—	17,523	—
Interest rate swap contracts	198,401	—	198,401	—
Options contracts	176,185	—	176,185	—

F-86	(Continued)

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

F-87