Form 20-F
period 2012-12-31
AU OPTRONICS CORP
filed 2013-03-15
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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
Chief Financial Officer
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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Page

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. These forward-looking statements are based on our beliefs and assumptions and the information available to us from other sources we believe to be reliable as of the date these disclosures were prepared and we undertake no obligation to update these forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	our ability to comply with the applicable covenants under the terms of our debt instruments;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our ability to effectively manage inventories;

•	our dependence on a small number of customers for a substantial portion of our net sales;

•	our ability to allocate capacity efficiently and in a timely manner;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•	changes in the accounting standard as required by the ROC government;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB”) amounts, Japanese Yen (“JPY” or “YEN”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$29.0500 to US$1.00, RMB6.2301 to US$1.00, JPY86.6400 to US$1.00, and EUR0.7584 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2012. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 8, 2013, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$29.6800 to US$1.00, RMB6.2145 to US$1.00, JPY96.0000 to US$1.00, and EUR0.7697 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“AC” or “Alternative Current”	A high-efficiency AC module with integrated microinverter
“ADSs”	American Depositary Shares
“ADTT”	Advanced Display Technologies of Texas, LLC
“AFPD”	AFPD Pte., Ltd.
“AHVA”	Advanced hyper-viewing angle technology
“AMOLED”	Active-matrix organic light emitting diode
“AMVA”	AUO Advanced Multi-domain Vertical Alignment
“Anvik”	Anvik Corporation
“Apeldyn”	Apeldyn Corporation
“AT&T”	AT&T Corporation and its affiliates
“AUSP”	AUO SunPower Sdn. Bhd.
“Hyper-LCD”
The LCD technology of AUO, which adopted the core technologies of staggered structure, GOA and image management which provides higher resolutions, slim module, high brightness, and low power consumption

“BenQ”	BenQ Corporation
“BMC”	BenQ Material Corp.
“BTA”	The basic tax amount
“Cando”	Cando Corporation
“Changhong Electrics”	Changhong Electrics (Sichuan) Co., Ltd.
“China”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“CTSP”	The Central Taiwan Science Park Development Office
“Delaware Court”	The United States District Court for the District of Delaware
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“Eidos”	Eidos Display, LLC and Eidos III, LLC
“EPA”	The Environmental Protection Administration of the Executive Yuan of the Taiwan

“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“GOA”	Our gate on array technology
“IBTA Statute”	The Statute of Income Basic Tax Amount
“IEL”	Inorganic electroluminescent
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“Oxide TFT”	Oxide Thin Film Transistor Technology
“ITC”	The United States International Trade Commission
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“KFTC”	The Korea Fair Trade Commission
“large-size panels”	Panels ten inches and above in diagonal length
“LED”	Light emitting diodes
“Lextar”	Lextar Electronics Corp.
“LTPS”	Low temperature poly-silicon method
“LG Display” or “LGD”	LG Display Co., Ltd.
“M. Setek”	M. Setek Co., Ltd.
“Mainland Investor Regulations”	Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors
“MIP”	Memory in Pixel
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“mobile PC”	Primarily includes notebooks, tablets, etc.
“Motorola”	Motorola Inc.
“Nokia”	Nokia Corporation
“NYSE”	The New York Stock Exchange
“non-ROC resident”	You are not a resident of the ROC
“Northern California Court”	The United States District Court for the Northern District of California
“NSC”	National Science Counsel of the ROC Executive Yuan
“OGS”	One glass solution
“OLED”	An organic light emitting diode
“our”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“our company”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“PDP”	Plasma discharge panel
“PFIC”	A passive foreign investment company
“PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“QCSZ”	Qisda (Suzhou) Co., Ltd.
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC GAAP”	The generally accepted accounting principles in the ROC
“ROC government”	The government of the Republic of China
“Samsung”	Samsung Electronics Co., Ltd.
“SEC”	The United States Securities and Exchange Commission
“SED”	Surface-conduction electron-emitter

“Sharp”	Sharp Corporation
“Small- to medium-size panels”	Panels which are under ten inches in diagonal length
“subsidiary”	Companies owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SGPC”	Sungen Power Corporation
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“Taiwan IFRS”
The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009

“TCL Huizhou”	TCL King Electrical Appliance (Huizhou) Co., Ltd.
“Thomson” or “Thomson Licensing”	Thomson Licensing SAS and Thomson Licensing LLC
“Toppan CFI”	Toppan CFI (Taiwan) Co., Ltd.
“TMD”	Toshiba Mobile Display
“us”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“U.S. DOJ”	The United States Department of Justice
“UNIPAC”	Unipac Optoelectronics Corp.
“quad-HD resolution”	Resolution of 3840 x 2160 pixel
“we”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The selected consolidated statement of operations data for the years ended December 31, 2010, 2011, and 2012 and selected consolidated balance sheet data as of December 31, 2011 and 2012 set forth below have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 and selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that have not been included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”). For information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us, see note 27 to our consolidated financial statements.

Beginning on January 1, 2013, we have adopted Taiwan IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. Meanwhile, we plan to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with US GAAP. For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our

Financial Condition, Business and Industry—Our adoption of new financial reporting standards may materially and adversely affect our reported results of operations and financial condition” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Estimates—Changes in Financial Reporting Standards.”

The table below sets forth certain financial data under ROC GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Operations:
ROC GAAP
Net sales	423,928.2	359,331.3	467,158.0	379,711.9	378,470.9	13,028.3
Gross profit (loss)	55,327.9	7,040.9	36,298.6	(28,187.3)	(8,675.1)	(298.6)
Operating expenses	22,235.6	22,279.9	25,801.9	29,471.2	29,189.6	1,004.8
Operating income (loss)	33,092.3	(15,239.1)	10,496.7	(57,658.5)	(37,864.7)	(1,303.4)
Earnings (loss) before income taxes	26,270.9	(27,267.4)	8,596.0	(65,652.1)	(55,270.6)	(1,902.6)
Income tax (expense) benefit	(4,629.1)	22.6	(1,187.9)	4,205.1	(636.4)	(21.9)
Net income (loss)	21,641.8	(27,244.8)	7,408.1	(61,447.0)	(55,907.0)	(1,924.5)
Weighted average shares outstanding—Basic	8,760.3	8,796.7	8,827.0	8,827.0	8,827.0	8,827.0
Weighted average shares outstanding—Diluted(1)	9,111.1	8,796.7	8,990.5	8,827.0	8,827.0	8,827.0
Earnings (loss) per share—Basic	2.43	(3.04)	0.76	(6.94)	(6.19)	(0.21)
Earnings (loss) per share—Diluted(1)	2.34	(3.04)	0.70	(6.94)	(6.19)	(0.21)
Earnings (loss) per ADS equivalent—Basic	24.28	(30.43)	7.58	(69.40)	(61.9)	(2.13)
Earnings (loss) per ADS equivalent—Diluted(1)	23.39	(30.43)	6.98	(69.40)	(61.9)	(2.13)

Consolidated Balance Sheets:
ROC GAAP
Current assets	146,293.1	196,460.8	204,985.6	202,673.9	175,736.0	6,049.4
Property, plant and equipment, net	389,348.3	390,750.1	383,867.7	358,479.0	313,992.8	10,808.7
Goodwill and intangible assets	15,548.1	14,293.3	14,062.0	15,428.1	14,932.9	514.0
Total assets	566,935.6	622,612.8	629,315.8	612,778.1	539,802.5	18,581.8
Current liabilities	152,484.7	202,725.4	189,378.6	203,224.9	191,594.3	6,595.3
Long-term liabilities	115,170.9	144,829.2	157,287.0	186,158.7	175,549.5	6,043.0
Total liabilities	267,676.9	347,693.8	346,991.2	391,501.2	376,567.0	12,962.7
Capital stock	85,057.2	88,270.5	88,270.5	88,270.5	88,270.5	3,038.6
Total stockholders’ equity	299,258.7	274,919.0	282,324.6	221,276.9	163,235.5	5,619.1

Other Financial Data:
ROC GAAP
Gross margin(2)	13.1%	2.0%	7.8%	(7.4%)	(2.3%)	(2.3%)
Operating margin(3)	7.8%	(4.2)%	2.2%	(15.2%)	(10.0%)	(10.0%)
Net margin(4)	5.1%	(7.6)%	1.6%	(16.2%)	(14.8%)	(14.8%)
Capital expenditures	98,355.2	61,046.9	84,621.0	56,919.6	43,104.2	1,483.8
Depreciation and amortization	81,188.4	90,107.6	89,135.7	88,752.4	75,586.7	2,602.0
Cash dividend paid	19,670.6	2,551.7	—	3,530.8	—	—
Cash flows from operating activities	132,057.5	57,041.0	90,735.6	14,515.1	35,713.2	1,229.4
Cash flows from investing activities	(101,257.4)	(66,616.7)	(87,218.3)	(57,829.0)	(43,230.4)	(1,488.1)
Cash flows from financing activities	(37,435.6)	11,925.3	878.2	45,835.9	(5,964.5)	(205.3)
Segment Data:
ROC GAAP
Net sales
Display business	423,928.2	357,033.5	456,725.6	366,482.6	367,120.3	12,637.6
Solar business	—	2,297.8	10,432.4	13,229.3	11,350.6	390.7
Operating income (loss)
Display business	33,092.3	(13,949.3)	13,102.7	(54,433.2)	(29,587.3)	(1,018.5)
Solar business	—	(1,289.8)	(2,606.0)	(3,225.3)	(8,277.4)	(284.9)

The table below sets forth certain financial data under US GAAP for the periods and as of the dates indicated.

	Year Ended and As of December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Operations:
US GAAP
Net sales	423,928.2	358,732.8	467,158.0	379,711.9	378,470.9	13,028.3
Gross profit (loss)	42,959.9	766.4	31,608.4	(34,317.7)	(12,529.7)	(431.3)
Operating expenses	22,811.7	29,076.1	26,209.2	33,450.6	37,682.1	1,297.2
Operating income (loss)	20,148.1	(28,309.7)	5,399.2	(67,768.3)	(50,211.8)	(1,728.5)
Earnings (loss) before income taxes and non-controlling interests	16,086.2	(29,662.3)	5,468.4	(69,623.8)	(52,982.0)	(1,823.8)
Income tax (expense) benefit	(2,579.6)	1,359.5	(745.0)	(11,492.4)	(2,328.7)	(80.2)
Non-controlling interests in (loss) income	416.9	367.5	479.0	(167.9)	(838.8)	(28.9)
Net income (loss) attributable to stockholders of AU Optronics Corp.	13,089.7	(28,670.3)	4,244.3	(80,948.2)	(54,471.9)	(1,875.1)
Weighted average shares outstanding—
Basic	8,606.7	8,785.2	8,827.0	8,827.0	8,827.0	8,827.0
Weighted average shares outstanding-Diluted(1)	8,817.6	8,785.2	8,827.0	8,827.0	8,827.0	8,827.0
Earnings (loss) per share—Basic	1.52	(3.26)	0.48	(9.17)	(6.17)	(0.21)
Earnings (loss) per share—Diluted(1)	1.49	(3.26)	0.48	(9.17)	(6.17)	(0.21)
Earnings (loss) per ADS equivalent—
Basic	15.21	(32.63)	4.81	(91.70)	(61.71)	(2.12)
Earnings (loss) per ADS equivalent—Diluted(1)	14.89	(32.63)	4.81	(91.70)	(61.71)	(2.12)

Consolidated Balance Sheets:
US GAAP
Current assets	145,522.3	195,902.9	205,289.0	200,534.2	174,252.5	5,998.4
Property, plant and equipment, net	383,958.1	385,571.6	376,453.2	348,452.7	306,270.5	10,542.9
Goodwill and intangible assets	26,399.4	25,036.5	24,834.8	26,199.3	25,879.6	890.9
Total assets	568,985.6	626,141.8	631,122.3	595,060.7	523,693.0	18,027.3
Current liabilities	152,647.2	203,120.9	190,887.9	205,026.8	192,297.7	6,619.5
Long-term liabilities	115,209.3	145,004.4	156,860.7	187,559.2	186,849.9	6,432.0
Total liabilities	267,856.5	348,125.3	347,748.6	392,586.0	379,147.6	13,051.5
Non-controlling interests in subsidiaries	7,737.2	11,747.5	12,983.6	14,816.0	13,196.9	454.3
Total equity attributable to stockholders of AU Optronics Corp.	293,391.9	266,269.0	270,390.1	187,658.7	131,348.5	4,521.5

Other Financial Data:.
US GAAP
Gross margin(2)	10.1%	0.2%	6.8%	(9.0%)	(3.3%)	(3.3%)
Operating margin(3)	4.8%	(7.9)%	1.2%	(17.8%)	(13.3%)	(13.3%)
Net margin(4)	3.1%	(8.0)%	0.9%	(21.3%)	(14.6%)	(14.6%)
Capital expenditures	98,330.6	61,331.5	85,427.7	57,488.0	43,085.6	1,483.2
Depreciation and amortization	83,680.4	91,506.9	91,420.9	91,314.5	75,524.1	2,599.8
Cash flows from operating activities	132,044.2	58,566.1	90,852.2	14,429.3	34,463.6	1,186.4
Cash flows from investing activities	(101,242.4)	(68,550.3)	(87,866.1)	(58,072.7)	(42,864.1)	(1,475.5)
Cash flows from financing activities	(37,473.2)	11,467.6	1,393.9	45,850.0	(5,977.9)	(205.8)

(1)
Diluted earnings per share in 2009 under both ROC GAAP and US GAAP were not calculated due to the anti-dilutive effect of stock options and convertible bonds. Diluted earnings per share in 2010 under US GAAP and 2011 and 2012 under both ROC GAAP and US GAAP were not calculated due to the anti-dilutive effect of convertible bonds.

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

	Exchange Rate
	Average	High	Low	Period-End
	(or month-end rates for years)
2008	31.52	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.49	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
September	29.48	29.83	29.27	29.29
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March (through March 8, 2013)	29.66	29.70	29.63	29.68

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The display panel industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in declines in average selling prices. For example, on a year-to-year basis, average selling prices of our large-size panels decreased by 3.6% in 2012 compared to 2011 and decreased by 24.4% in 2011 compared to 2010. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the average selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2013 or beyond, the value of the ADSs and our shares may be adversely affected.

Our business is significantly affected by cyclical market conditions. In recent years, the TFT-LCD panel industry has been subject to significant downturns as a result of both excess capacity and slowdown in demand. In addition, other factors such as technology advancement and cost reductions have driven down and may continue to drive down our average selling prices irrespective of cyclical market conditions for the TFT-LCD panel industry.

In 2008, we entered into the solar business, which has also experienced a challenging business environment, primarily due to significant downturns of solar industry during recent years, including significant downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply and reductions in applicable governmental subsidies. If solar industry continues to suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs, especially in markets where we operate or we target, demands for our solar products as well as our results of operations will be adversely affected.

Our results of operations have fluctuated in the past. For example, in 2010, our net sales increased by 30.0% to NT$467.2 billion and our net income increased to NT$7.4 billion compared to a net loss in 2009. In 2011, our net sales decreased by 18.7% to NT$379.7 billion  and we incurred a net loss of NT$61.4 billion. In 2012, our net sales decreased by 0.3% to NT$378.5 billion (US$13.0 billion) and we incurred a net loss of NT$55.9 billion (US$1.9 billion).

We cannot assure you that we will be profitable in 2013 or beyond. In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing of our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2013 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net sales, gross profit, operating income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand for display panels resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	fines and penalties payable relating to the alleged violation of antitrust and competition laws.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.

We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include financial covenants and broad default provisions. The financial covenants primarily include current ratios, indebtedness ratios, interest coverage ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to maintain compliance. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial covenants of our outstanding loans. If the relevant creditors decline to grant waivers for any non-compliance with the covenants, such non-compliance will constitute an event of default which may trigger a requirement for acceleration of the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our other debt instruments to declare an event of default when there is a default in other loan agreements. We cannot assure you that we will be able to remain in compliance with our financial covenants.  In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

In 2012, we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for two syndicated credit facilities, for which ABN AMRO Bank (now Royal Bank of Scotland) acted as the agent bank, and two bilateral credit facilities with Far Eastern International Commercial Bank and ING Bank N.V., Tokyo Branch, respectively. As of the date of this annual report, we have obtained a waiver from such noncompliance from the relevant banks for each of these credit facilities. In addition, we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for several syndicated credit facilities that have an aggregate outstanding amount equivalent to NT$163.6 billion (US$5.6 billion) as of the date of this annual report, for which we have submitted waiver applications to the syndicate banks for such breaches of financial covenants and have not yet obtained the waivers. Pursuant to the terms of these agreements, a breach of financial covenants is not deemed to constitute an event of default so long as such syndicate banks representing the majority of the outstanding loan amount (the “majority syndicate banks”) have not yet made a decision on the waiver application. As of the date of this annual report, such waiver applications are still being reviewed by the syndicate banks, most of which also recently entered into a new syndicated credit facility with us in January 2013 with relaxed leverage ratio and tangible net worth requirements. See “Item 5.B. Liquidity and Capital Resources” for further details. Although we believe that we are likely to obtain the waivers, we cannot assure you of the outcome of these waiver applications. Moreover, we cannot assure you that no lender would seek to declare a cross-default or further accelerate the payment in respect of our existing debt if we do not obtain the required consent from the majority syndicate banks on any of our waiver applications. Any of these occurrences may adversely and materially affect our results of operations and financial position.

We had severe fines and penalties in antitrust proceedings and investigations. If we or our employees are found to have violated antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.

We are involved in a number of legal proceedings concerning matters arising from our business and operations. In particular, there have been numerous antitrust proceedings and investigations, criminal, civil, and/or administrative, concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations, including but not limited to, investigations by the United States Department of Justice (“U.S. DOJ”), the European Commission Directorate-General for Competition and certain regulatory authorities in other countries concerning the allegations of price fixing by manufacturers of TFT-LCD panels. For example, the U.S. DOJ has brought charges against us, our U.S. subsidiary and certain of our executives. In September 2012, the United States District Court for Northern District of California (“Northern California Court”) rendered judgment and imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first installment of US$125 million in January 2013. We plan to pay the remaining three installments, each in the amount of US$125 million, in 2013, 2014 and 2015, respectively, subject to the outcome of the appeal. We were also involved in U.S. Federal class action lawsuits brought by direct and indirect panel purchasers and were required to, among other things, pay an aggregate amount of approximately US$208 million in settling these lawsuits in 2012. See “Item 8. Financial Information—8.A.7. Litigation” for a discussion of certain legal proceedings in which we are involved. We may be subject to other new claims, charges or investigations. Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	rapid changes from month to month, including shipment volume and product mix change;

•	the cyclical nature of the industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory;

•	changes in general political, economic, financial and legal conditions; and

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

We plan to continue to expand our operations to meet the needs of applications in mobile PCs, monitors, consumer electronics, televisions and other markets as demand increases. Because these products, such as mobile phones, digital still cameras, portable navigation displays, tablets and televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations depend on continuing demand for televisions, mobile PCs, monitors and other products with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in LCD televisions, mobile PCs, monitors, consumer electronics products and other products with display devices. In particular, a substantial percentage of our sales are derived from our panels and other related products for LCD televisions, which accounted for 50.8%, 43.5% and 44.6% of our net sales in 2010, 2011 and 2012, respectively. A substantial portion of our sales are also derived from our panels used in monitors, which accounted for 16.7%, 15.4 % and 15.7% of our net sales in 2010, 2011 and 2012, respectively, and our panels used in mobile PCs accounted for 15.1%, 17.8% and 19.1% of our net sales in 2010, 2011 and 2012, respectively. In addition, our panels used in consumer electronics products accounted for 12.1%, 16.5% and 15.3% of our net sales in 2010, 2011 and 2012. We will continue to be dependent on the growth of the television, mobile PCs, monitors and consumer electronics industries for a substantial portion of our net sales, and any downturn in these industries would result in reduced demand for our products, reduced net sales, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2013 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

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

We manage our inventory based on our customers’ and our own forecasts. Although we regularly make adjustments based on market conditions, we typically deliver our goods to our customers one month after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have a material adverse effect on our inventory management and our results of operations.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We depend on a small number of customers for a substantial portion of our business. In 2010, 2011 and 2012, our five largest customers accounted for 39.0%, 36.0% and 34.9%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. For example, Samsung Electronics Co., Ltd. (“Samsung”) accounted for 15.3%,12.9% and 14.9% of our net sales in 2010, 2011 and 2012, respectively.

As some of our major customers are brand companies that also provide original equipment manufacturing services for other brand companies, such as Samsung, our panels shipped to these customers include both panels ordered for their own account, as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. In addition, our ability to attract potential customers is also critical to the success of our business. For example, since the tablet market is highly concentrated with a few key brands such as Samsung and Apple, our ability to meet the quality specifications to attract any key potential customers will have significant impact on our market share and may possibly affect our operations. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result.

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

Our future competitiveness and growth prospects could be affected adversely if we are unable to successfully expand or improve our fabs to meet market demand.

As part of our business growth strategy, we have been undertaking and may undertake in the future a number of significant capital expenditures for our fabs.

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

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. Our ability to expand our production facilities and establish advanced technology fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in 2013 in connection with technological upgrade and the enhancement of the value of capacity. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan, the PRC, Eastern Europe and elsewhere, our sales and results of operations could be affected adversely.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC, Eastern Europe and elsewhere. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan, the PRC and Eastern Europe, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, Eastern Europe, Mexico and elsewhere, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be affected adversely.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we currently expect to make capital expenditures in connection with technological upgrade and the enhancement of value of capacity. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and may hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our planned growth and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. For example, we entered the solar business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009. Net sales from our solar business represented 2.2%, 3.5% and 3.0% of our total net sales in 2010, 2011 and 2012, respectively. We incurred net loss in our solar business since its inception. We cannot assure you that our expansion into new businesses will be successful as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. See “Item 4.C. Organizational Structure” and Note 27 to our consolidated financial statements for further information.

Mergers, acquisitions or investments that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	conflicts with joint venture partners;

•	adverse effect on our existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in recognizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company; and

•	potential write-offs of acquired assets.

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

Our adoption of new financial reporting standards may materially  affect our reported results of operations and financial condition.

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to US GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Taiwan IFRS pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009. Accordingly, we have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes, we plan to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with US GAAP.

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Estimates—Changes in Financial Reporting Standards.” Because of the differences in accounting treatments, the adoption of Taiwan IFRS and IFRS may result in material and adverse change to our results of operations and financial condition in our reported financial statements and financial statements going forward, such as a lower gross margin due to reclassification of income statement items or higher net loss due to the recognition and measurement of deferred tax assets and provisions for loss contingencies. It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRS and IFRS on our financial reporting generally, or on our financial statements for the year ending December 31, 2013 or the year ended December 31, 2012, because the FSC may issue new rules governing the adoption of Taiwan IFRS and as other laws and regulations may be amended with the adoption of Taiwan IFRS. In addition, under Taiwan IFRS and IFRS, we are required to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS and IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in our annual report for the year ending December 31, 2013 may differ materially from those included in this annual report, even though they relate to the same fiscal year. Similarly, the selected comparison financial information to be included in our quarterly earning releases in 2013 may also differ materially from those released historically.

Any change in valuation allowance against deferred tax assets or any impairment charge may have a material adverse effect on our net income.

Under ROC GAAP, we can determine our valuation allowance for deferred tax assets only based on our projections of future operating profits. However, under US GAAP, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. From 2013, following our adoption of Taiwan IFRS or IFRS, we are still required to determine the realizability of our deferred tax assets. As our industry is cyclical and our results of operations have fluctuated in the past, we cannot assure you that our projections of future operating profits for the purpose of determining the recognition and measurement of deferred income tax assets will come out the same with the actual operating results in the future. If such valuation allowance against deferred tax assets is recognized, our results of operations and financial position may be affected materially and adversely.

Under ROC GAAP and US GAAP, we are required to evaluate our investments and long-lived assets (including tangible assets and intangible assets but excluding goodwill) for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to record an impairment charge. We are also required under ROC GAAP and US GAAP to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable. From 2013, following our adoption of Taiwan IFRS or IFRS, we are also required to evaluate our investments, goodwill and other long-lived assets for impairment. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. The valuation of goodwill and other long-lived assets is subjective and requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in our stock price and market capitalization. Moreover, the fair value measurement for goodwill uses significant unobservable inputs and reflects our own assumptions, such as an appropriate discount rate and a terminal year growth rate, etc. Changes in these estimates and assumptions, or changes in actual performance compared with estimates of our future performance, may affect the fair value of goodwill or other long-lived assets, which may result in an impairment charge. See “Item 5. Operating and Financial Review and Prospects —Critical Accounting Policies and Estimates” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Our divestiture strategies and divestment activities may affect our financial performance and the market price of our shares and ADSs

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. These divestments activities may result in losses if our businesses or assets are disposed of at lower than anticipated valuation levels or on other unfavorable terms. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resource to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares and ADSs.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman and President. In September 2012, the Northern California Court rendered a judgment against our two former executives, our former Vice Chairman and former director Mr. Hsuan Bing Chen (H.B.) Chen and former director representing Qisda, Dr. Hui Hsiung, and ordered each to serve three years in prison and to pay a US$200 thousand fine. In October 2012, Mr. H.B. Chen resigned from our Company and Qisda changed its representative on our board of directors from Hui Hsiung to Mr. Cheng-Yih Lin. See “Item 8.A.7. Litigation.” We do not carry

“key person” life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. If any of them is unable to devote enough time to our company, our operations may be affected adversely.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and planned growth would be affected adversely.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We also have established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality could suffer. Competition for qualified technical personnel and operators in Taiwan, the PRC, Eastern Europe and many other places where we operate is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require an increased number of skilled employees for any expansion we may choose to undertake if market demand arises. If we are unable to attract and retain our technical personnel and other employees, this may affect adversely our business and our operating efficiency may deteriorate.

Potential conflicts of interest with our affiliates may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 7.52% of our outstanding shares as of February 5, 2013 and is also one of our large customers. Qisda and its subsidiaries accounted for 3.1%, 2.7% and 3.1% of our net sales in 2010, 2011 and 2012, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2013, two of our ten directors are representatives of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman, is also the Chairman of Qisda and BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which may lead to operations across many countries. For example, we have established LCD module-assembly operations in Europe and TV set assembly operations in China and Europe in order to provide more immediate services to our European and Chinese customers. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations.

We may encounter different challenges due to differences in local market conditions, culture, government policies and regulations. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

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

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver-integrated circuits, polarizer, glass substrates, light emitting diodes (“LED”) and organic light emitting diodes (“OLED”) materials from a limited group of suppliers, both foreign and domestic. For example, in the second half of 2009, we experienced constraints in the supply of glass substrates due to an industry-wide decline in supply and demand outgrowing supply significantly. Our operations would be affected adversely if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and/or continue to increase our production capacity.

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

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our new capacity and advanced technology fabs. These foreign suppliers also provide assembly, testing and/or maintenance services for our purchased equipment. From time to time, increased demand for new equipment may cause lead time to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our planned growth and impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner for any reasons, our planned growth may be adversely affected. In addition, the availability or the timely supply of equipment and services from our suppliers and vendors also could be affected by factors such as natural disasters. We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, we may be unable to implement our planned growth on schedule or in line with customer expectations and our business may be materially and adversely affected.

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

From time to time, we have experienced, and may in the future experience, lower than anticipated production yields as a result of the above factors, particularly in connection with the expansion of our capacity or change in our manufacturing processes. We remediate our customers mainly through repairing or replacing the defective products or refunding the purchase price relating to defective products if they are within the warranty period. We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which includes the provision of replacement parts and after-sale service for our products. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, our production yield on new products will be lower than average as we develop the necessary expertise and experience to produce those products. If we fail to maintain high production yields and high-quality production standards, our reputation may suffer and our customers may cancel their orders or return our panels for rework, which could affect adversely our results of operations.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. See “4.B. Business Overview—Environmental Matters.” In the past, we incurred small fines for failure to meet certain effluent standards and air pollution control regulations. Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations. In addition, we may face possible disruptions in our manufacturing and production facilities caused by environmental activists, which may affect adversely our business operations.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we continually must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize other display technologies, such as the advanced multi-domain vertical alignment technology (“AMVA”), Advanced Hyper-Viewing Angle (“AHVA”), 3D technology, AMOLED technology, touch technologies and Hyper-LCD technology which adopted the core technologies of staggered structure, our proprietary gate on array (“GOA”) and image management technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditure for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, including organic light emitting device (“OLED”) and plasma discharge panel (“PDP”) technologies. We also face competition in the large-size television market from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of performance-to-price ratio. If alternative display technologies gain a larger market share in the market for large-size televisions, our business prospects may be affected adversely.

OLED technology is currently primarily used, and is beginning to compete with, TFT-LCD technology in small- to medium-size applications, such as mobile phones, digital still cameras, small-size televisions and tablets. Future development of OLED technology also may allow it to compete with TFT-LCD technology in larger applications such as monitors, mobile PCs and televisions, rendering our products uncompetitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high-quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with Toshiba Mobile Display, Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Semiconductor Energy

Laboratory Co., Ltd., Japan Display East Inc. (formerly known as Hitachi Displays Ltd.), Panasonic Liquid Crystal Dispaly, Co., Ltd. (formerly known as IPS Alpha Technology, Ltd.), Sharp Corporation, LG Display, Samsung Electronics, E Ink and its subsidiary in Korea, Hydis Technologies Co., Ltd, and other companies for product and manufacturing process technologies related to the production of certain products including certain display panels. If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, if at all, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license or cross license agreements, some of which require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms, if at all. If these license agreements are not obtained or renewed on acceptable terms if at all, our business and future results of operations may be affected materially and adversely.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We currently are involved in intellectual property disputes with several companies. See “Item 8.A.7. Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible;

•	stop shipment to certain areas; and/or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

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

Although we take and will continue to take steps to endeavor that our new products do not infringe upon valid third-party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third-party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third-party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

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

The slowdown in the global economy has also affected the market demand and has resulted in a negative impact on electronic products sales from which we generate our income. In particular, the uncertainty surrounding the future of the Euro zone, the economic prospects of the United States and the future economic growth of China and other emerging markets are all expected to affect demand for electronic products. There continue to be a number of side effects from the slowdown on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If the global economic downturn continues or if any similar economic downturn occurs in the future, our business, results of operations and financial condition may be affected materially and adversely.

Due to the location of our operations in Taiwan, the PRC, Japan, Singapore and Eastern Europe, we and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in Taiwan, the PRC, Japan, Singapore and Eastern Europe. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. Our subsidiary, M. Setek’s facilities in Japan are located near the area which may be impacted by severe earthquakes. For example, on March 11, 2011, a major earthquake measuring over 9.0 on the Richter magnitude scale in Japan caused suspension of production at M. Setek’s facilities which was later resumed with no material impact. On December 7, 2012, another earthquake measuring 7.3 on the Richter magnitude scale struck the proximate area of the March 2011 earthquake but did not cause material property damage or asset impairments to M. Setek’s facilities. Taiwan is also a place that is vulnerable to natural disasters. For example, on June 13, 2012, an earthquake measuring 4.9 on the Richter magnitude scale which occurred in Hsinchu caused a brief suspension of production at our

Lungtan facilities which was resumed shortly. In 2012, approximately 39.8% of our net sales were derived from Taiwan-based customers. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future.

Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire etc. could cause delays or disrupt in production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. Shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business. In addition, our manufacturing processes require a substantial amount of water. Although currently, at least 80% of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages. For instance, the Hsinchu area, where several of our principal manufacturing sites are located, experienced a drought in 2002. In response to the drought in 2002, the ROC authorities implemented water-rationing measures and began sourcing water from alternative sources, and therefore we did not encounter any water shortage. However, we may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

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

The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy and also adjusted its macroeconomic control policies from time to time. These policies have led and may continue to lead to changes in market conditions. For example, the PRC government announced a RMB 26.5 billion Energy Efficiency Subsidy Program to subsidize buyers of energy efficient home appliances including flat-panel televisions. The PRC government’s Energy Efficiency Subsidy and its existing Rural Subsidy, which also provides subsidies for purchases of televisions in rural areas in China, would likely fueled up the demand for certain of our products. Although we believe these reforms have had a positive effect on our overall operations in the PRC, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

Rapid social, political and economic changes in China may increase our costs of operations and may negatively impact our profitability.

We have established subsidiaries in the PRC, primarily focusing on module-assembly operations and related supporting services. Labor costs in China have historically been available at relatively low cost. However, China has experienced rapid social, political and economic changes in recent years which have led to rising wages. In accordance with relevant PRC national labor laws and regulations, we are required to contribute to a number of employee social welfare schemes for the benefit of our employees. Such schemes include social insurance and housing provident fund contributions. Pursuant to PRC national labor laws and regulations, if we fail to make such payments within the time period specified by the PRC authorities, a fine on any delinquent payments may be imposed on us. In addition, there has been a growing shortage of blue-collar workers willing to work in China’s factories. As such, we cannot assure you that labor will continue to be available to us in China at a relatively low cost or that changes in labor or other laws will not be enacted which would have a material adverse effect on our current or any future manufacturing operations in China. Rising wages as well as a shortage of labor in China may increase our overall cost of production, cause delays in production and could have a material adverse effect on our results of operations.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other display panel manufacturers that are permitted to establish display panel production operations in the PRC.

There are current restrictions imposed by the ROC government on investments by Taiwan companies in the PRC, including but not limited to the generation of manufacturing technology of TFT-LCD in the PRC. As a result, our ability to invest in the PRC has been restricted compared to those display panel manufacturers that have been less regulated by their domestic regulators and are permitted to establish display panel production operations in the PRC. During recent years, ROC government has loosened some restrictions. In February 2010, the Investment Commission of Ministry of Economic Affairs (“MOEAIC”) loosened certain restrictions, which has provided the possibility for TFT-LCD manufacturers in the ROC to invest in 6-generation or more advanced TFT-LCD manufacturing fabs in the PRC with the technology which is one generation behind the technology then used in the ROC (the “N-Minus-One-Generation Ban”). In March 2011, the MOEAIC lifted the N-Minus-One-Generation Ban. As a result, TFT-LCD manufacturers may be granted approval to establish fabs in the PRC with the same generation of manufacturing technology as the fabs they establish in Taiwan. Moreover, the MOEAIC also allowed ROC TFT-LCD manufacturers to make equity investment or merge with companies in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. In December 2010, we received the approval from the MOEAIC to establish a 7.5-generation TFT-LCD front-end manufacturing fab in the PRC.  Due to the lifting of the N-Minus-One-Generation Ban, we revised our investment plan and submitted an application to the MOEAIC to make an equity investment to establish an 8.5-generation fab in Kunshan, PRC and obtained approval for such application in June 2011. We have completed construction of our 8.5-generation fab in Kunshan, PRC in 2012 but the equipment move in and ramp up schedule will be subject to market demand. As of December 31, 2012, we had 16 subsidiaries incorporated in the PRC, primarily focusing on module-assembly operations and related supporting services. For further information of our PRC investments, see “4.C. Organizational Structure.”

However, due to certain restrictions imposed by ROC government are still effective, we cannot assure you that our application for any future applications to the MOEAIC to make further investments in the PRC will be successful and timely obtained. We also do not know when and whether the remaining restrictions under ROC laws and regulations governing investment in the PRC will be amended or repealed and we cannot assure you that any such amendments to those regulations will permit us to invest in operations in the PRC. Restrictions under ROC laws on our ability to make investments in the PRC may materially and adversely affect our business prospects.

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

Most of our assets and operations are located in Taiwan and approximately 39.8% of our net sales were derived from customers in Taiwan in 2012. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. In Taiwan, the Central Bank of the Republic of China (Taiwan) has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation, interest rates and general economic conditions in Taiwan, as well as the global economies. For example, the banking and financial sectors in Taiwan have been harmed seriously by the general economic downturn in Asia and Taiwan in recent years, which has resulted in a volatile property market, and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to certain businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2012 to December 31, 2012, the Taiwan Stock Exchange Index peaked at 8,144.04 on March 2, 2012, and reached a low of 6,894.66 on June 4, 2012. Over the same period, daily closing values of our shares ranged from NT$8.21 per share to NT$17.40 per share. On February 27, 2013, the Taiwan Stock Exchange Index closed at 7,897.98, and the closing value of our shares was NT$12.90 per share.

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

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated mainly in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2012, approximately 92.7% of our net sales were denominated in U.S. dollars. During the same period, approximately 7.6%, 23.5% and 65.0% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2012, approximately 27.9%, 39.2% and 11.8% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen, and U.S. dollars, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net sales is derived from sales to customers located outside of Taiwan. In 2010, 2011 and 2012, sales to our overseas customers accounted for 61.8%, 61.7% and 60.2%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of

Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military involvements in Iran and Syria. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties, or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales.

We face risks related to health epidemics and outbreaks of contagious disease.

There have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

ADS holders’ rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings and submit a roster of candidates to be considered for nomination to our board of directors at our shareholders’ meeting for the election of directors, only holders representing at least 51% or more of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings or one nomination to our board of directors, in accordance with the deposit agreement. Hence, only one proposal or one nomination may be submitted on behalf of all ADS holders.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. For example, in 2009, we issued 66.2 million shares to our employees for their services performed in 2008. These stock bonuses were NT$2,009.8 million in 2009. We did not issue shares to our employees in 2010, 2011 or 2012. In addition, we assumed two employee stock option plans as a result of the QDI merger in 2006 pursuant to which QDI’s full-time employees of our consolidated domestic and foreign subsidiaries were eligible to receive stock option grants. These two employee stock option plans expired in 2008 and 2009, respectively. We did not grant any stock options to our employees in 2010, 2011 or 2012. If we issue stock bonuses or stock options to employees in the future, our equity holders may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. In September 2011, we purchased from the market US$100 million of the outstanding bonds at a cost of US$78.7 million. The bonds are convertible by holders at any time until 10 days before maturity.  The current conversion price is NT$39.90 per common share. As of December 31, 2012, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds were US$700 million. Upon full conversion, the outstanding bonds would be converted to 539,964,912 common shares if based on the current conversion price, representing approximately 6.1% of our outstanding shares at the end of December 31, 2012. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. Moreover, in February 2013, our board of directors, under the authorization of the shareholders’ meeting in June 2012, passed a resolution to issue 640 million to 800 million common shares for cash to sponsor the issuance of American Depositary Shares. The prior issuance of unsecured zero coupon convertible bonds as well as the proposed new issuance of common shares could each cause dilution to ADS holders.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person (other than a PRC person) and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign

Nationals (the “Investment Regulations”). You also will be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Depository & Clearing Corporation book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder would be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

Non-ROC holders of ADSs (other than a PRC person) withdrawing our shares represented by ADSs also are required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations (“Tax Guarantor”). Generally, the evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder would be able to appoint and obtain approval for such agent in a timely manner.

Also, if any non-ROC person (other than a PRC person) receives 10% or more of our total issued and outstanding shares upon a single withdrawal, such non-ROC person must obtain prior approval from the MOEAIC. There can be no assurance that such withdrawing holder would be able to obtain such approval in a timely manner.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (the “Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) approved by the China Securities Regulatory Commission and registered with the Taiwan Stock Exchange or Taiwan Futures Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent, custodian and Tax Guarantor as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal reaches 10% or more of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

In addition, PRC investors’ investment in our shares are subject to various restrictions, specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Accordingly, the qualification criteria for a PRC person to make investment and the investment threshold imposed by the ROC government might cause a ADS holder who is a PRC person to be unable to withdraw and hold our shares.

The protection of the interests of our public shareholders available under our articles of incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that our audit committee institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic issuers, including, but not limited to:

•	the composition of the board of directors;

•	the evaluation standards for director’ independence;

•	the requirements for non-management directors to meet regularly without management;

•	the requirement to have nominating/corporate governance committee;

•	the requirement to have a compensation committee set up pursuant to NYSE rules;

•	the requirement for shareholders’ approval on all equity based compensation and material revisions thereto;

•	the requirement to adopt NYSE corporate governance guidelines; and

•	the requirement to adopt a code of business conducts and ethics.

For a detailed discussion of the differences between our corporate governance practices and the NYSE listing standards, see “Item 16G. Corporate Governance” for more information.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE rules applicable to domestic issuers. In addition, as a foreign private issuer, we are exempt from certain rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act , to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, as amended.

Future sales or perceived sales of securities by us, our senior management, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2013, we had an aggregate of 8,827,045,535 shares issued and outstanding, most of which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. For example, on February 18, 2013, our board of directors, under the authorization of our shareholders’ meeting in June 2012, passed a resolution to issue 640 million to 800 million common shares for cash to sponsor the issuance of American Depositary Shares. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Law. Most of our directors and executive officers, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. It is also not entirely certain that an action for civil liability predicated solely on the United States federal securities laws could be brought directly in the ROC courts.

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

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M. Setek, a major polysilicon and solar wafer manufacturer in Japan, through equity investments in 2009. Also, in May 2010, we formed a joint venture with Sunpower Technology, Ltd. (“SPTL”), a subsidiary of SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia, AUO SunPower Sdn. Bhd. (“AUSP”). In February 2012, we announced to the use of “BenQ Solar” as our new brand name for our solar division, which aims to provide reliable and high-efficiency total solar solutions to support global residential, commercial, and utility customers’ needs.

Our principal executive offices are located at No. 1, Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, and our telephone number is +886-3-500-8800. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, and our agent’s telephone number is 302-738-6680.

Our ADSs have been listed on the New York Stock Exchange under the symbol “AUO” since May 2002.

4.B.	Business Overview

Introduction

We are one of the world’s leading TFT-LCD panel providers. We operate in two business segments: display business and solar business.

Display business. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in mobile PCs, monitors, consumer electronics products (such as mobile phones, digital still cameras, portable navigation displays, automobile displays and industrial displays) and televisions, etc.

Solar business. We entered into the solar business at the end of 2008, and have established a vertically integrated solar value chain, including manufacturing and branding capabilities for our solar products. We manufacture upstream and midstream products such as polysilicon, ingots, wafers and solar cells. We design, develop, and manufacture solar photovoltaic (“PV”) modules as well as produce solar PV systems and provide various value-added services for solar PV systems projects.

For the year ended December 31, 2012, net sales generated from our display business and solar business were NT$367.1 billion (US$12.6 billion) and NT$11.4 billion (US$0.4 billion), respectively, representing approximately 97.0% and 3.0% of our total net sales, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 25  to our consolidated financial statements.

Display Business

We sell our panels primarily to companies that design and assemble products based on their customers’ specifications, commonly known as original equipment manufacturing service providers, and to brand customers. Our original equipment manufacturing service provider customers, most of whose production operations are located in Taiwan or the PRC, use our panels in the products that they manufacture on a contract basis for brand companies worldwide. Our operations in Taiwan and the PRC allow us to better coordinate our production and services with our customers’ requirements, especially in respect of delivery time and design support. We also sell our products to some brand companies on a direct shipment basis.

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. We also were the first TFT-LCD manufacturer in Taiwan to operate an 8.5-generation fab. New generations of TFT-LCD fabs are equipped to process larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fabs are designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We currently operate three 3.5-generation fabs, one fourth-generation fab, one 4.5-generation fab, four fifth-generation fabs, two sixth-generation fabs, two 7.5-generation fabs and two 8.5-generation fabs. As of

February 28, 2013, all fabs have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plant and Equipment.” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display panels for the following principal product categories:

•	Mobile PCs, which typically utilize display panels ranging from 7 inches to 17.3 inches, primarily for use in products such as notebooks and tablets.

•	Monitors, which typically utilize display panels ranging from 17 inches to 27 inches, primarily for use in products such as desktop monitors.

•
Consumer electronics products, which typically utilize display panels ranging from 1.5 inches to 11.6 inches or above for use in products such as mobile phones, digital still cameras, portable navigation displays, digital camcorders, automobile displays, amusement and printer displays and portable gaming consoles.

•	LCD televisions, which typically utilize display panels ranging in size from 18.5 inches to 65 inches.

We design, develop and manufacture our panels to address specific needs of the end-products in which they are used, such as thinness, light weight, resolution, color quality, brightness, low power consumption, touch panel features, fast response time, slim form and wide viewing angles. For example, it is important for notebook computer displays to be lightweight, thin and to have low power consumption, and there is an increasing trend for monitors to have high brightness, be in larger sizes and have wider viewing angles.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(Panels in thousands)
Panels for Mobile PCs	44,825.9	49,246.9	56,759.0
Panels for Monitors	31,525.0	28,160.3	28,599.7
Panels for Consumer Electronics Products	225,787.1	192,600.3	159,808.1
Panels for LCD Televisions	32,293.8	31,954.6	32,575.1
Total	334,431.8	301,962.1	277,741.9

The following table sets forth our net sales by product category for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Panels for Mobile PCs	70,390.3	67,530.0	72,373.6	2,491.4
Panels for Monitors	77,942.3	58,406.8	59,576.0	2,050.8
Panels for Consumer Electronics Products	56,401.7	62,832.2	57,746.5	1,987.8
Panels for LCD Televisions(1)	237,262.6	165,275.4	168,892.2	5,813.9
Others(2)	25,161.1	25,667.5	19,882.6	684.4
Total	467,158.0	379,711.9	378,470.9	13,028.3

(1)	Includes sales from panels, TV sets and other related products for LCD televisions.
(2)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots and from service charges.

Panels for Mobile PCs

In 2010, 2011 and 2012, sales of panels for mobile PCs accounted for 15.1%, 17.8% and 19.1%, respectively, of our net sales. In 2012, unit sales of our panels for mobile PCs were approximately 56.8 million compared to 49.2 million in 2011, and net sales of panels for mobile PCs were approximately NT$72.4 billion (US$2.5 billion) compared to NT$67.5 billion in 2011.

The most commonly produced panel sizes for mobile PCs have changed in recent years, partly as a result of migration in TFT-LCD production technology. Currently, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 are the most commonly produced sizes for mobile PCs. In addition, with the advancement of technologies, mobile PCs are now equipped with thinner and lighter panels with lower power consumption. In addition, with the rising popularity of tablet devices, tablets have also become the focus for many panel manufacturers. We commenced commercial production of panels for tablets in 2011.

Panels for Monitors

In 2010, 2011 and 2012, sales of panels for monitors accounted for 16.7%, 15.4% and 15.7%, respectively, of our net sales. In 2012, unit sales of our panels for monitors were approximately 28.6 million as compared to 28.2 million in 2011, and net sales were approximately NT$59.6 billion (US$2.1 billion) as compared to NT$58.4 billion in 2011.

The most commonly produced size of monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2012, 18.5-, 21.5-, and 24-inch panels were most commonly produced for monitors.

Panels for Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital still cameras, portable navigation displays, digital camcorders, automobile displays, amusement and printer displays. In 2010, 2011 and 2012, sales of panels for consumer electronics accounted for 12.1%, 16.5% and 15.3%, respectively, of our net sales. In 2012, unit sales of our panels for consumer electronics products were approximately 159.8 million as compared to 192.6 million in 2011, and our net sales of consumer electronics products were approximately NT$57.7 billion (US$2.0 billion) as compared to NT$62.8 billion in 2011.

Panels for LCD Televisions

We commenced commercial production of panels for LCD televisions in 2002. Our current portfolio of LCD TV panels consists of 18.5-inch to 65-inch panels. In 2012, approximately 84.5% LCD TV panels we produced were 30 inches and above. In 2010, 2011 and 2012, sales of LCD TV panels accounted for 50.8%, 43.5% and 44.6%, respectively, of our net sales. In 2012, unit sales of our LCD TV panels were approximately 32.6 million as compared to 32.0 million in 2011, and our net sales of LCD TV panels were approximately NT$168.9 billion (US$5.8 billion) as compared to NT$165.3 billion in 2011.

Customers, Sales and Marketing

We sell our panels to original equipment manufacturing service providers and to brand companies. Our original equipment manufacturing service provider customers, most of whose production operations are located in Taiwan and the PRC, use our panels in the products they manufacture on a contract basis for brand companies. In addition, we seek to strengthen our strategic relationship with Qisda, a TFT-LCD system integrator and a shareholder of our company, to better service the needs of brand customers and to provide them with superior solutions in capturing emerging trends of TFT-LCD applications in consumer markets. By enhancing our strategic relationship with Qisda, we hope to improve our competitiveness vis-à-vis other TFT-LCD manufacturers and to secure potential business opportunities at an early stage. As of December 31, 2012, our equity interest in Qisda remained unchanged at 9.54%.

The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
Region	Net Sales	%	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	178,396.6	38.2%	145,497.8	38.3%	150,790.4	39.8%
PRC	147,491.9	31.6%	107,117.7	28.2%	114,469.5	30.2%
Singapore	27,369.3	5.8%	23,670.5	6.3%	31,397.4	8.3%
Korea	45,300.1	9.7%	30,797.3	8.1%	18,864.2	5.0%
Asia(1)	34,965.1	7.5%	36,484.7	9.6%	29,220.1	7.7%
Europe	16,199.1	3.5%	13,580.0	3.6%	9,646.6	2.6%
United States	11,698.9	2.5%	13,956.2	3.7%	15,854.3	4.2%
Others	5,737.0	1.2%	8,607.7	2.2%	8,228.4	2.2%

Total	467,158.0	100.0%	379,711.9	100.0%	378,470.9	100.0%

(1)	Excludes Taiwan, the PRC, Singapore and Korea.

Our sales in Taiwan, the PRC and Asia, as set forth in the table above, represent a significant portion of our net sales for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

Export sales constitute a significant portion of our total sales volume. In 2010, 2011, and 2012 our total amount of export sales were NT$288,761.4 million, NT$234,214.1 million and NT$227,680.5 million (US$7,837.5  million), respectively, which constituted 61.8%, 61.7% and 60.2%, respectively, of the total amount of our sales volume.

We sell our panels for mobile PCs to brand companies and original equipment manufacturing service providers with production operations in Taiwan and the PRC that design and manufacture mobile PCs based on the specifications of their brand company customers. We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product.

We sell our panels for monitors through sales channels similar to those for mobile PCs. We supply monitor panels to brand companies and original equipment manufacturing service providers.

We sell most of our panels for digital still cameras and camcorders to brand companies based in Japan, Korea and Taiwan. We sell our panels for automobile display primarily to component manufacturers for automotive audio and video products based in the United States, Japan, the PRC and Europe. We sell our panels for printer displays primarily to brand companies, most of whom are located in Taiwan and other Asian countries.

We sell a significant portion of our panels for mobile phones to brand companies and original equipment manufacturing service providers in the United States, Europe, Japan, Korea and the PRC.

We sell our panels for LCD televisions primarily to brand companies based in Japan, Korea, United States, Europe and the PRC. Orders placed by such brand customers have accounted for a significant portion of our net sales in recent years. In addition, average price per panel for LCD television products is higher than mobile PCs and monitors.

A significant portion of our net sales is attributable to a small number of our customers. In 2010, 2011 and 2012, our five largest customers accounted for 39.0%, 36.0% and 34.9%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last three years. For example, Samsung accounted for 15.3%, 12.9% and 14.9% of our net sales in 2010, 2011 and 2012, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming four to six months, and typically place purchase orders one month before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2012, our reserve for warranties totaled NT$2,680.7 million (US$92.3 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2010, 2011 and 2012 was 48 days, 54 days and 45 days, respectively. In general, we extend longer credit terms to our large customers as compared to our smaller customers. We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors. We have not experienced any material problems relating to customer payments.

Our business is subject to seasonal fluctuations common in the display panel industry, which in turn is affected by the seasonality of demand for consumer- and other end-products produced by our customers. We typically record lower sales of our products in the first calendar quarter and higher sales in the third and fourth calendar quarters (primarily due to the expected rise in consumer demand as the holiday season approaches). In the case of panels for mobile PCs and monitors, sales may decrease slightly from the third to the fourth calendar quarter as most back-to-school purchases of computers are made by September. The seasonality of our sales also may be affected by factors such as economic downturn, inventory management by us, our customers and others.

The TFT-LCD Manufacturing Process

The basic structure of a TFT-LCD panel may be thought of as two glass substrates sandwiching a layer of liquid crystal. The front glass substrate is fitted with a color filter, while the back glass substrate has transistors fabricated on it. A light source called a backlight unit is located at the back of the panel.

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver-integrated circuits and backlight units, to the TFT-LCD panel. We established a color filter production facility at one of our fifth-generation fabs with technical assistance from Toppan, one of our color filter suppliers, in order to meet a portion of our color filter requirements. We commenced commercial production of color filters at this facility in 2003. We also established a color filter production facility at one of our sixth-generation fabs in 2005. In addition, we acquired a color filter production facility along with a sixth-generation fab and one module-assembly facility in 2006 as a result of our merger with QDI. Also in 2006, we established a color filter production facility at our first 7.5-generation fab. Additionally, in 2009 we established a color filter production facility at our second 7.5-generation fab and our first 8.5-generation fab. In order to meet customer requirements, we established an additional color filter production facility at our second 8.5-generation fab, which commenced commercial production in June 2011.

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. We started to move a substantial portion of our module-assembly process to Suzhou, Jiangsu Province, the PRC in 2002, as part of our efforts to reduce labor costs and the majority of the module-assembly work is conducted in Suzhou. In 2006, we acquired a module-assembly facility in Songjiang, Shanghai, the PRC as a result of our merger with QDI. We commenced commercial production at our module-assembly facility in Xiamen, Fujian Province, the PRC in 2007. In addition, we commenced commercial production of module-assembly and components at a facility in Trencin Slovak Republic in 2011.

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

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver-integrated Circuits
Asahi Glass	Chisso Corporation	Dai Nippon Printing	BenQ Material Corporation(2)	BriView Corp.(3)	Novatek
Corning Taiwan	DIC Corporation	Toray Industries, Inc.	LG Chem	Coretronic	Orise
Nippon Electric Glass	Merck	Toppan CFI(1)	Nitto Denko	Forhouse(4)	Raydium Semiconductor(5)
			Sumika Technology Co., Ltd.	Radiant Opto-Electronics	Renesas SP Drivers

(1)	Toppan CFI (Taiwan) Co., Ltd. (“Toppan CFI”) has been our consolidated subsidiary since 2007.
(2)	BenQ Material Corporation is a subsidiary of one of our major shareholders, Qisda. See “Item 7.B. Related Party Transactions.”
(3)	BriView Corp., previously named Darwin Precisions Corp., is our consolidated subsidiary.
(4)	Forhouse is our investee. See “Item 7.B. Related Party Transactions.”
(5)	Radium Semiconductor is our investee. See “Item 7.B. Related Party Transactions.”

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and recycle at least 80% of the water that we use in production in Taiwan. We use electricity supplied by the external power grids. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outages, power interruptions in general have not materially affected our production processes.

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

In 2012, we reduced our equipment purchases from 2011 primarily due to our focus to invest in technology improvements and enhancement of value of capacity. Despite lower capital expenditures, we expect to maintain investments in advanced technology and higher-value products. See “Item 5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. Our principal competitors are:

•	LG Display Co., Ltd. (“LG Display”) and Samsung Display Corporation in Korea;

•	Innolux Corporation., Chunghwa Picture Tubes, Ltd., Hannstar Display Corporation, TPK Holding Co Ltd, Wintek Corporation, Giantplus Technology Co., Ltd. and E Ink Holdings Inc. in Taiwan;

•	Sharp Corporation, Panasonic Liquid Crystal Display, Co., Ltd., and Japan Display Inc. in Japan; and

•
BOE Technology Group Co., Ltd., Ltd., Century Corporation Co., Ltd. China, Shanghai Tianma Micro Electronics Co., Ltd., Shenzhen Tianma Micro Electronics Co., Ltd., Shenzhen China Star Optoelectronics Technology Co., Ltd. and Nanjing CEC-PANDA LCD Technology Co., Ltd. in the PRC.

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

We manufacture upstream and midstream products such as polysilicon, ingots, wafers and solar cells. Through our subsidiaries AUO Crystal Corp. and M. Setek, we manufacture polysilicon, ingots and wafers. Through AUSP, a joint venture we formed with SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, we produce high-efficiency solar cells in Malaysia. See “Item 4. Information on the Company—4.D. Property, Plant and Equipment.” for information on our principal manufacturing and module assembly sites for the solar business.

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

We sell our solar PV modules primarily to overseas customers, which include installers, solar PV system integrators, property developers and other value-added resellers, who incorporate our PV modules into large on-grid integrated PV systems with inverters, mounting structures and wiring systems. We have commenced mass production of back-contact mono-crystalline modules with conversion efficiencies over 20% starting from 2011. In 2012, we have installed the alternative current (“AC”) , a high-efficient AC module with integrated microinverter in the United States. Also, starting from February 2012, we began to use “BenQSolar” as our new brand name to market our solar PV products and services, which are sold in various markets worldwide, such as Europe, the United States, Asia and Africa. In addition, with our efforts to provide value-added services for solar PV systems projects, we have successfully completed and secured solar projects with our global partners in Europe, the United States, Africa and elsewhere.

In 2012, revenues generated from our solar business amounted of NT$11,350.6 million (US$390.7 million), representing 3.0% of our total net sales for 2012.

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

We visually inspect and test all completed products to ensure that production standards are met. To ensure the effective and consistent application of our quality control procedures, we provide quality control training to all of our production line employees according to a certification system depending on the particular levels of skills and knowledge required.

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

Our quality management system has received accredited International Organization of Standards ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the ISO/TS16949 certifications for most of our facilities that design and manufacture the flat panel displays and photovoltaic modules. In addition, all of our facilities have been certified as meeting the International Organization of Standards ISO 14001 environmental protection standards and OHSAS 18001 occupational health and safety standard and certain of our facilities have completed ISO 50001 certification for energy management and ISO 14045 eco-efficiency assessment of product systems verification. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. International Organization of Standards certification is required by certain European countries in connection with sales of industrial products in those countries. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, our insurance policies cover the amount equal to the book value of assets. As of December 31, 2012, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$58.2 billion (US$2.0 billion) for all of our inventories and NT$712.6 billion (US$24.5 billion) for our equipment and facilities. In addition, as of December 31, 2012, we had insurance coverage for business interruptions in the aggregate amount of NT$42.9 billion (US$1.5 billion).

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. For example, we incurred a small amount of administrative fines in 2012 for a minor violation of an air pollution permit with regard to the operation of exhaust pipes at our facilities. We have taken the necessary steps to ensure the proper operation of our facilities to meet the necessary standards and strengthened the monitoring mechanisms against further violations, as well as obtained the appropriate permits, and believe that we are in compliance with the existing environmental laws and regulations in all material aspects in the ROC.

Intellectual Property

Overview

As of February 28, 2013, we held a total of 10,572 patents, including 3,886 in the PRC, 3,540 in Taiwan and 2,500 in the United States, as well as 646 in other jurisdictions, including Japan, Korea, the United Kingdom, France, Germany, Hong Kong, Singapore, Canada and India. These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2013 through 2032. We also have a total of over 5,100 pending patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, Italy, India, United Kingdom, France, Germany and Korea as of February 28, 2013. In addition, we have registered “AU Optronics” as trademarks in some countries and jurisdictions where we operate, including ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as trademarks in the ROC, PRC, United States, European Union, Japan and Korea.

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

•
We have a license agreement with FDTC (subsequently assumed by Fujitsu Limited), effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain TFT-LCD panels at our facilities.

•
In connection with the settlement of a lawsuit with Sharp Corporation (“Sharp”), we entered into a cross-license agreement with Sharp, effective as of January 1, 2011, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

•
In connection with the settlement of a lawsuit with LG Display Co., Ltd., (“LGD”) we entered into a cross-license agreement with LGD, effective as of August 8, 2011, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

•
In connection with the settlement of a lawsuit with Samsung Electronics Co., Ltd. (“Samsung”), we entered into a cross-license agreement with Samsung, effective as of January 1, 2012, under which each party granted to the other non-transferable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD panels and modules.

•
We have a cross-license agreement with Hitachi Displays, Ltd and IPS Alpha Technology, Ltd., effective as of July 1, 2009 (“2009 Agreement”) and addendum thereof with Japan Display East Inc. (formerly known as Hitachi Displays Ltd.) and Panasonic Liquid Crystal Dispaly, Co., Ltd. (formerly known as IPS Alpha Technology, Ltd.), effective as of January 1, 2013 and becomes part of the 2009 Agreement, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

•
We have a license agreement with Semiconductor Energy Laboratory Co., Ltd., effective as of January 1, 2009, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and certain OLED products.

•
We have a cross-license agreement with Toshiba Mobile Display, effective as of April 26, 2010, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

•
We have a cross-license agreement with E Ink Holding (“E Ink”), effective as of August 1, 2012, under which AUO granted to E Ink non-transferrable and non-exclusive licenses under certain patents involving LCD-related and certain other technologies, and E Ink granted to AUO a non-transferrable and non-exclusive licenses under certain patents involving LCD-related technologies.

•
We have a cross-license agreement with Hydis Technologies Co., Ltd. (“Hydis”), E Ink’s Korean subsidiary, effective as of August 1, 2012, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents involving LCD related technologies.

•
We have a trademark licensing agreement with Ben Q corporation, effective as of June 15, 2010, under which Ben Q corporation granted AUO a non-exclusive trademark license for the develop, market and sell of our solar products and services.

In addition to the above, we have also entered into license or cross license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

4.C.	Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2012.

AU Optronics Corp.
49%
Toppan CFI (Taiwan) Co., Ltd.
100%
Konly Venture Corp.
66.68%
Darshin Microelectronics Inc.
10.88%
BriView Corp. (1)
12.83%
AUO Crystal Corp. (2)
100%
Ronly Venture Corp.
7.01%
BriView Corp. (1)
2.55%
AUO Crystal Corp. (2)
75.46%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
99.35%
M. Setek Co., Ltd.
50.97%
BriView Corp. (1)
29.71%
BriView (L) Corp (3)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Darwin Precisions (Suzhou) Corp.
100%
Darwin Precisions (Xiamen) Corp.
100%
Darwin Precisions (Chengdu) Corp.
100%
Darwin Precisions (Qingdao) Corp.
100%
Darwin Precisions (Dongguan) Corp.
100%
Sungen Power Corporation
100%
AU Optronics (L) Corp.
AUO Energy (Tianjin) Corp.
100%
AUO Green Energy Europe B.V.
100%
AUO Green Energy America Corp.
100%
100%
AUO Green Energy Germany GmbH
BriView (Kunshan) Co., Ltd.
100%
BriView (Hefei) Co., Ltd.
100%
BriView (Xiamen) Corp.
100%
100%
AU Optronics Corporation America
100%
AU Optronics Corporation Japan
100%
AU Optronics Singapore Pte. Ltd.
100%
AU Optronics Europe B.V.
100%
AU Optronics Korea Ltd.
100%
AU Optronics (Shanghai) Co., Ltd.
70.29%
BriView (L) corp. (3)
100%
AU Optronics (Xiamen) Corp.
100%
AU Optronics (Suzhou) Corp., Ltd.
100%
AU Optronics (Czech) s.r.o.
100%
AU Optronics (Slovakia) s.r.o.
100%
AU Optronics Manufacturing (Shanghai) Corp.
51%
BVCH Optronics (Sichuan) Corp.
100%
AFPD Pte., Ltd.
51%
Huizhou Bri-King Optronics Co., Ltd.
49%
AU Optronics (Kunshan) Co., Ltd.

The following table sets forth summary information for our subsidiaries as of December 31, 2012.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

AU Optronics (L) Corp.	Holding and trading company	Malaysia	100%
AU Optronics Corporation America	Sales and sales support in the United States	United States	100%(1)
AU Optronics Corporation Japan	Sales and sales support in Japan	Japan	100%(1)
AU Optronics Europe B.V.	Sales support in Europe	Netherlands	100%(1)
AU Optronics Korea Ltd.	Sales support in South Korea	South Korea	100%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support in South Asia	Singapore	100%(1)
AU Optronics (Shanghai) Co., Ltd.	Sales support in the PRC	PRC	100%(1)
AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	100%(1)
AU Optronics (Suzhou) Corp., Ltd.	Assembly of TFT-LCD modules in the PRC	PRC	100%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar PV modules in the Czech Republic	Czech Republic	100%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Assembly of TFT-LCD modules in the PRC	PRC	100%(1)
AU Optronics (Slovakia) s.r.o.	Manufacturing, assembly and repair of TFT-LCD panels and related parts in Slovakia Republic	Slovakia	100%(1)
AUO Energy (Tianjin) Corp.	Design, manufacturing and sale of solar modules	PRC	100%(13)
AUO Green Energy America Corp.	Holding company and sales of solar products in America	United States	100%(13)
AUO Green Energy Europe B.V.	Holding company and sales support in Europe	Netherlands	100%(13)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100%(5)
Darwin Precisions (L) Corp.	Holding and trading company	Malaysia	100%(2)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts in the PRC	PRC	100%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts in the PRC	PRC	100%(4)
Darwin Precisions (Chengdu) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts in the PRC	PRC	100%(4)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Our Ownership Interest

Darwin Precisions (Qingdao) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts in the PRC	PRC	100%(4)
Darwin Precisions (Dongguan) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts in the PRC	PRC	100%(4)
BVCH Optronics (Sichuan) Corp.	Assembly and sale of TFT-LCD modules in the PRC	PRC	51.0%(1)
Huizhou Bri-King Optronics Co., Ltd.	Assembly and sale of TFT-LCD modules in the PRC	PRC	51.0%(1)
BriView (Kunshan) Co., Ltd.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100%(5)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100%(5)
Konly Venture Corp.	Venture capital investment	ROC	100%
Ronly Venture Corp.	Venture capital investment	ROC	100%
BriView Corp.	Manufacturing, design and sale of TFT-LCD modules, TV sets, backlight modules and related parts.	ROC	68.86%(6)
Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	49%(7)
BriView (L) Corp.	Holding and trading company	Malaysia	100%(12)
AUO Crystal Corp.	Design, manufacture and sale of the solar modules	ROC	90.84%(11)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of single crystal silicon wafers	Malaysia	100%(9)
M. Setek Co., Ltd.	Manufacturing of single crystal silicon wafers and ingots and sales of solar modules	Japan	99.35%(9)
Darshin Microelectronics Inc.	IC design and sales	ROC	66.68%(8)
AFPD Pte., Ltd.	Manufacturing LCD panels based on low temperature polysilicon technology	Singapore	100%(1)
AU Optronics (Kunshan) Co., Ltd.	Manufacturing, assembly and sale of TFT-LCD panels in the PRC	PRC	49%(1)
AUO Green Energy Germany GmbH	Sales support in Europe	Germany	100%(10)
Sungen Power Corporation	Solar power generation	ROC	100%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.
(2)	Indirectly, through our 68.86% ownership of BriView Corp.
(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.
(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.
(5)	Indirectly, through our 100% ownership of BriView (L) Corp.
(6)	50.97% held directly by us, 10.88% held indirectly by Konly Venture Corp. and 7.01% held indirectly by Ronly Venture Corp., respectively.
(7)	We consolidated Toppan CFI (Taiwan) Co., Ltd. in accordance with ROC SFAS No. 7 and FASB ASC Subtopic 810-10 starting from fiscal year 2007. See note 27 to our consolidated financial statements.
(8)	Indirectly, through our 100% ownership of Konly Venture Corp.
(9)	Indirectly, through our 90.84% ownership of AUO Crystal Corp.
(10)	Indirectly, through our 100% ownership of AUO Green Energy Europe B.V.
(11)	75.46% held directly by us, 12.83% held indirectly through Konly Venture Corp. and 2.55% held indirectly through Ronly Venture Corp., respectively.
(12)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through BriView Corp., respectively.
(13)	Indirectly, through our 100% ownership of AU Optronics Singapore Pte. Ltd.

4.D.	Property, Plants and Equipment

As of February 28, 2013, we have seven principal manufacturing sites in Taiwan, three module-assembly sites in the PRC, three manufacturing sites in Japan, two module-assembly sites in Europe and one manufacturing site in Singapore.

Principal Facilities

The following table sets forth certain information relating to our principal facilities as of February 28, 2013. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.]

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) *
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	600x720/50,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC	162,826	620x750/20,000(1) 1,100x1,300/70,000(4)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	680x880/60,000(2) 1,100x1,250/50,000(4) 1,100x1,300/70,000(4)	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC	867,955	1,500x1,850/120,000(5)	August 2005	Manufacturing of TFT-LCD panels; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
(in square meters)	(in millimeters)/ (substrates processed per month) *

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	1,500x1,850/120,000(5) 1,100x1,300/120,000(4) 1,950x2,250/75,000(6) 1,950x2,250/60,000 (6) 2,200x2,500/40,000(7) N/A	March 2005 August 2005 June 2006 March 2009 March 2009 April 2010	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters Solar module assembly	• Building is owned • Land is leased (expires in December 2022)

No. 1, Machang Rd. Central Taiwan Science Park Houli Dist Taichung City 42147, Taiwan, R.O.C.	587,810	2,200x2,500/20,000(7)	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

10 Tampines Industrial Avenue 3 Singapore 528798	182,943	730x920/45,000(3)	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC	83,508	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	N/A	July 2010	Solar module assembly	• Building is leased (expires in December 2016) • Land is leased (expires in December 2016)

Bratislavska 517, 91105 Trencin, Slovak Republic	115,678	N/A	May 2011	TFT-LCD module assembly and production of TFT-LCD components; repair of TFT-LCD related products	• Building is owned • Land is owned

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
(in square meters)	(in millimeters)/ (substrates processed per month) *
Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,586.92 (including Kochi Site 1 and Kochi Site 2)	Ingot 300 ton per month	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingot	• Building is owned • Land is owned

Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan	47,596.14 (including Soma Site 1 and Soma Site 2)	Polysilicon 530 ton per month	Soma Site 1: October 2007 Soma Site 2: February 2011	Production of polysilicon	• Building is owned • Land is owned

*
Not applicable to polysilicon, silicon wafer, ingot, solar cell and solar module products. Installed capacity might differ from actual production capacity due to differences in factors such as product mix and platform transition.

(1)	3.5-generation fab.
(2)	fourth-generation fab.
(3)	4.5-generation fab.
(4)	fifth-generation fab.
(5)	sixth-generation fab.
(6)	7.5-generation fab.
(7)	8.5-generation fab.

There have been environmental proceedings relating to the construction of our second 8.5-generation fab located in the Central Taiwan Science Park in Taichung City, Taiwan since 2010.  On January 21, 2010, the Taiwan Supreme Administrative Court dismissed an appeal by the Environmental Protection Administration of the Executive Yuan of Taiwan (“EPA)” relating to the development our second 8.5-generation fab in the Seven Star Farm located in the third phase expansion area of the Central Taiwan Science Park. As a result of the dismissal, the Central Taiwan Science Park Development Office (“CTSP”) was required to make supplemental submission of its environmental assessment for the construction of Seven Star Farm of the Central Taiwan Science Park. In response, on August 31, 2010, an updated environmental impact assessment was further reviewed and approved by the Environmental Protection Agency of the ROC Executive Yuan (“EPA”). The EPA issued its official announcement of the approval of such updated environmental impact assessment in favor of the continued development of the third phase expansion. On September 6, 2010, the CTSP has received the new development approval from the National Science Council of the Executive Yuan to allow the third phase to continue. Certain individuals filed several lawsuits against the National Science Council of the ROC Executive Yuan (“NSC”), CTSP and the EPA for preliminary injunction, ceasing enforcing development approval, revoking development approval and revoking the updated environmental impact assessment in the Administrative Court. Among the administrative lawsuits, certain administrative lawsuits are in favor of NSC, CTSP and the EPA while others claims remain pending in the Administrative Court. In September 2012, the Taipei High Administrative Court ruled in the government’s favor regarding the updated environmental impact assessment and new development approval. As of the date of this annual report, we have completed the construction of our second 8.5-generation fab on Seven Star Farm and commenced commercial production. Currently, we do not believe that this event will have a material adverse effect on our operations.

ITEM 4E.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating Results

Our operating results are affected by a number of factors, principally by general market conditions, operating efficiency and product mix.

General Market Conditions

The display panel industry in general has been characterized by cyclical market conditions. In the recent years, the industry had experienced significant and rapid downturns as a result of imbalances between excess supply and slowdowns in demand, resulting in declines in average selling prices. For example, on a year-to-year basis, average selling prices of our large-size panels decreased by 3.6% in 2012, as compared to 2011, decreased by 24.4% in 2011 as compared to 2010 and decreased by 0.3% in 2010 as compared to 2009. We expect average selling prices of panels will fluctuate from time to time due to the change of general market conditions.

Our revenues primarily depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices and volumes. The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. We had a negative gross margin of 2.3% in 2012 as compared to a negative gross margin of 7.4% in 2011, primarily due to the increase in demand for certain display products, higher capacity utilization rates for our fabs and our enhanced cost control measures. We had a negative gross margin of 7.4% in 2011 as compared to a positive gross margin of 7.8% in 2010 primarily due to the decline in average selling prices and the lower capacity utilization rate caused by the global economic downturn.

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

We entered into the solar business at the end of 2008 and the demand for our products also depends on the general economic conditions in our target markets. Our solar business has experienced a challenging business environment and incurred net loss since its inception, primarily because there are significant downturns in the solar industry during recent years, including significant downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply and reductions in applicable governmental subsidies, which have adversely affected demand. If the solar industry continues to suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs, especially in markets where we operate or we target, demands for our solar products as well as our results of operations will be materially and adversely affected.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2012, we had an annual capacity to produce approximately 25.8 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. The larger size panels command higher prices, but also have higher manufacturing costs. Net sales of panels for mobile PCs, monitors and LCD televisions represented 82.5%, 76.7% and 79.5% of our net sales in 2010, 2011 and 2012, respectively. The increase in sales for mobile PCs, monitors and LCD televisions as a percentage of our net sales from 2011 to 2012 was primarily due to an increase in market demand for televisions, which caused a shift in product mix to more large-sized panels being produced. Net sales of panels for consumer electronic products represented 12.1%, 16.5% and 15.3% of our net sales in 2010, 2011 and 2012, respectively. The slight decrease in sales for consumer electronic products as a percentage of our net sales from 2011 to 2012 was primarily due to the decrease in sales volume as a result of decreased customer orders. Our product mix also affects the overall average selling prices of our products. In general, higher valued products, such as products with larger-sized panels or higher resolution, typically command higher average selling prices. If the percentage of sales in higher valued products as a percentage of our net sales increases, the overall average selling prices for all of our display products may likely improve. Moreover, higher selling prices are typically associated with new products and technologies when they are first introduced into the market, thus our ability to introduce and sell new products that offset the anticipated fluctuation and long-term declines in the average selling prices of our existing products is also one of the most important factors to maintain or increase our revenues. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

Critical Accounting Policies and Estimates

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

The movements of the allowance for sales returns and discounts are as follows:

	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	118,329	782,007	451,026	15,525.9
Provision charged to revenue	2,015,341	2,474,726	1,677,914	57,759.5
Utilized	(1,351,663)	(2,805,707)	(1,670,859)	(57,516.7)
Balance at end of year	782,007	451,026	458,081	15,768.7

The allowance balance as at the end of 2012 remained stable as compared to 2011. The allowance balance as at the end of 2011 decreased as compared to 2010 primarily due to a decrease in net sales in 2011.

Recoverability of Goodwill

Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate it might be impaired. We test goodwill for impairment annually on June 30 and when a triggering event occurs between annual impairment tests.

Under ROC GAAP, we have two cash-generating units (CGUs), which are the display business unit and the solar business unit, for the purposes of testing goodwill for impairment. The value in use of the CGU’s are determined using the future estimated net discounted cash flows expected to be generated by the cash generating unit. Fair values less costs to sell the CGUs are also determined. If the carrying amount of a CGU exceeds the greater of its fair value less cost to sell and its value in use, an impairment loss is recognized. An impairment loss is recognized for goodwill first until it is reduced to zero. Any remaining impairment is then allocated to other long-lived assets.

When circumstances subsequent to the loss recognition indicate that the earlier carrying amount of the CGU is recoverable, the amount of impairment loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years.

Under US GAAP, we also determine that we have two reporting units for purposes of testing goodwill. We entered the solar business with the acquisition of M. Setek in October 2009. The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no additional goodwill was recognized. Therefore, there is no need to test the solar reporting unit for goodwill impairment because there is no goodwill allocated to it. Under US GAAP, the goodwill impairment test is a two-step test. We estimate the fair value of the display and solar business reporting units by using the discounted cash flow approach, which we believe we have made reasonable estimates and assumptions in determining the fair value. In addition, for the purpose of analyzing the reasonableness of the fair value determined by the discounted cash flow approach, we also compare the aggregate sum of the fair value measurements of our display and solar reporting units to our market capitalization based on the quoted market price of our shares, adjusted it by an appropriate control premium. To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry, and then we used the average control premium for this group. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. An impairment loss will be recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805.

The following table sets forth certain unobservable inputs used in the impairment test at June 30, 2012 for the display reporting unit under US GAAP:

Unobservable Inputs	Rate
Discount rate	10.30%
Terminal year growth rate	(4%)

Under US GAAP, the estimated fair value of the display reporting unit exceeded its carrying amount approximately by 10.6% at June 30, 2012. However, some changes to the valuation assumptions used could result in differences in the step one of the goodwill impairment test. If the discount rate had increased by 25 basis points or 75 basis points, the resulting percentage that the estimated fair value of the display reporting unit would exceed its carrying amount would have decreased to 7.8% or 2.5%, respectively. Under ROC GAAP, based on management’s assessment, the estimated fair values of the display and solar CGUs exceeded their respective carrying amounts at June 30, 2012. Therefore, management concluded that goodwill was not impaired on both ROC GAAP and US GAAP basis.

During the second half of 2012, the solar industry experienced further significant downturns including sharp reductions in prices because of oversupply capacity worldwide, and reductions in government economic incentives. Therefore, under ROC GAAP, we performed our impairment evaluation over the solar business cash generating unit. In such evaluation, the value in use, which was based on estimated future discounted cash flows expected to be generated by this CGU was determined. The estimated future cash flows expected to be generated by this CGU were discounted at pre-tax discount rate of 9.74%. The value in use was less than the carrying value of this CGU. Consequently, we recorded an impairment charge of NT$175.6 million (US$6.0 million) for the year ended December 31, 2012 first to write-down the carrying value of our solar business CGU goodwill to zero, and then our solar business property, plant and equipment. However, under US GAAP, there is no goodwill allocated to the solar reporting unit, and the undiscounted future cash flows expected to be generated by the solar business exceeded the carrying amount of the solar business asset group. Therefore, no impairment charge was recognized under US GAAP.

We performed an analysis at June 30, 2010 and 2011 to evaluate the potential impairment of the goodwill of our display business.  Moreover, we performed an additional test for goodwill impairment at December 31, 2011 because the market capitalization became substantially lower that it was before on December 31, 2011.  The valuation methodology used in the aforementioned goodwill impairment tests was the same with that utilizing at June 30, 2012. Based on management’s assessments, under the first step, the estimated fair value of the display reporting unit exceeded its carrying amount at June 30, 2011, December 31, 2011 and June 30, 2010. Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test was not necessary.

Recoverability of Long-Lived Assets, Excluding Goodwill

Under ROC and US GAAP, we review our long-lived assets, including purchased intangible assets for impairment whenever events or changes in circumstances indicate that the assets may be impaired and the carrying amounts of these assets may not be recoverable. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets.

Under ROC GAAP, as discussed in the section of “Recoverability of Goodwill” above, we measure recoverability of display and solar CGUs by the value in use or the fair values less costs to sell the CGUs. If the carrying amount of a CGU exceeds the greater of its fair value less cost to sell and its value in use, an impairment loss is recognized. An impairment loss is recognized for goodwill first until it is reduced to zero. Any remaining impairment is then allocated to other long-lived assets.

Under US GAAP, we assess recoverability of our long-lived assets to be held and used (excluding goodwill) by comparing the carrying amount of an asset (or asset group) to the future estimated net undiscounted cash flows expected to be generated by the asset (or asset group). If the sum of these estimated undiscounted cash flows exceeds the carrying value of the asset (or asset group), we would recognize an impairment charge to the extent of the excess of the carrying amount over its estimated fair value, which is determined on discounted cash flow basis. Such impairment cannot be reversed.

The process of evaluating the potential impairment of long-lived assets requires significant judgment. Our future expected cash flow assumptions are based on forecasted revenue, operating costs, and other relevant factors. Due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, if our estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of long-lived assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

As discussed in the section of “Recoverability of Goodwill” above, under ROC GAAP, while the value in use of the solar business CGU was less than its carrying value at end of 2012, except a recognition of an impairment charge related to the solar business CGU goodwill, we further recorded an impairment charge of NT$2.85 billion (US$98.1 million) related to solar business CGU long-lived assets. Under US GAAP, the undiscounted cash flow exceeded the carrying value of the solar assets group. Therefore, no impairment of these long-lived assets was recognized in 2012.

Under ROC GAAP, we recognized impairment losses on long-lived assets of nil in 2010 and NT$16.0 million in 2011. Under US GAAP, in 2010 and 2011, the impairment losses on long-lived assets were not materially different from the amounts recognized under ROC GAAP. Under ROC GAAP, the loss on impairment of long-lived assets is classified as non-operating expenses and losses. Under US GAAP, the loss on impairment of long-lived assets is classified as operating expense.

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

The movements of the allowance for uncollectible accounts are as follows:

	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	95,998	86,195	81,925	2,820.1
Provision charged to expense (reversed to income)	20,534	(4,270)	(12,017)	(413.6)
Write-off	(30,337)	—	(1,758)	(60.5)
Balance at end of year	86,195	81,925	68,150	2,346.0

The allowance we established for uncollectible accounts continuously decreased from 2010 to 2012, primarily due to the collection of several payments of overdue accounts receivable that were previously assessed unlikely to be paid and our continuous improvement on management of accounts receivable.

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

Inventories write downs to net realizable value, which are amounts charged to cost of goods sold were NT$5,792.6 million, NT$8,440.4 million and NT$4,880.4 million (US$168.0 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The provision made in 2010 increased significantly due to substantial decrease in average selling prices in the fourth quarter of 2010. The provision made in 2011 increased significantly due to substantial decrease in average selling prices in 2011 compared to 2010. The provision made in 2012 decreased substantially due to a decrease in inventories, changes in our product mix and an increase in average selling prices for certain products in the fourth quarter of 2012 compared to 2011. For the years ended December 31, 2010, 2011 and 2012, there have been no significant recoveries in excess of adjusted carrying amounts of inventory that were previously written-down.

Equity-Method Investments

When we have the ability to exercise significant influence over the operating and financial policies of investees (generally those in which we own between 20% and 50% of the investee’s voting shares and/or have significant board and management representation) those investments are accounted for using the equity method. The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of non-current assets. Any unallocated difference is treated as investor-level goodwill. Under ROC GAAP and US GAAP, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity-method investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long-lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our statements of operations.

Under ROC GAAP, an equity-method investment is considered to be impaired if there is objective evidence of impairment as a result of one or more events that had occurred as of the balance sheet date indicating that the recoverable amount is below the carrying amount of the investment.  Impairment is assessed at the individual security level.  The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment.  The impairment loss is recorded in profit or loss.  If the recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain in profit or loss.

Under US GAAP, impairment of an equity-method investment is recognized if such impairment is other-than-temporary.  The amount of the impairment loss is calculated as the excess of the carrying value of the equity-method investment over its fair value.  For equity-method investments in publicly traded equity securities, fair value is determined using the quoted market price at the measurement date.  In addition, an impairment loss that is recognized cannot be reversed subsequently.

In 2011, our investment in Qisda experienced significant declines in market value. Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2011, for US GAAP purposes. As a result, we recognized an impairment loss of NT$1,801.9 million related to our investment in Qisda for the year ended December 31, 2011. In 2012, we recognized an other-than-temporary impairment for Qisda under ROC GAAP in the amount of NT$827.3 million (US$28.5 million).  Such impairment of the investment in Qisda was recognized in 2011 under US GAAP.

In 2012, our investment in Forhouse experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2012, for US GAAP purposes.  As a result, we recognized an impairment loss of NT$506.3 million (US$17.4 million) related to our investment in Forhouse for the year ended December 31, 2012.

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

As of December 31, 2012, our valuation allowances on deferred tax assets was NT$29,207.3 million (US$1,005.4 million) under ROC GAAP, which primarily due to investment tax credits that we believe are unlikely to be realized in the future. During 2011 and 2012, investment tax credits that expired unused were NT$2,308.1 million and NT$6,693.8 million (US$230.4 million), respectively. Such investment tax credits were previously fully provided in the valuation allowance. Therefore, the write-offs of these deferred tax assets and related valuation allowances had no impact on our income tax expense in 2011 and 2012. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss and investment tax credits utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Under ROC GAAP, based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net operating loss and investment tax credits, net of the existing valuation allowance as of December 31, 2012. However, under US GAAP, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. As a result, under US GAAP, our valuation allowances on deferred tax assets was NT$43,513.5 million and NT$50,569.5 million (US$1,740.8 million) as of December 31, 2011 and 2012, respectively.

We used estimated future taxable income for the next five years to determine the realizability of our deferred tax assets and the resulting requirement for valuation allowance. We believe that, as of December 31, 2012, the estimated future taxable income beyond the five-year period cannot be objectively and reliably determined given the cyclical nature of the display panel industry. In addition, the five-year period is considered to be consistent with the statutory period that the tax credit and loss carryforwards can be utilized under ROC Tax Law. Effective January 21, 2009, the statutory period during which loss carryforwards can be utilized has been extended to 10 years.

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

When the likelihood of an unfavorable outcome from our legal proceedings is probable and our management can reasonably estimate the amount or range of such loss, we make appropriate provisions in our consolidated statement of operations. In making this assessment we consider factors such as the nature of the litigation or claims, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the accrued liability to be recognized, we develop an estimated amount or range of such loss. When a range of estimated loss has been determined, if an amount within a range of possible losses appears at the time to be a better estimate than any other amount within the range, we will recognize that amount as an accrued liability. When no amount within the range is a better estimate than any other amount, then we will recognize the minimum amount in the range as an accrued liability. Such estimates are based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events. We have made net provisions of NT$511.3 million, NT$6,115.5 million, and NT$10,603.9 million (US$365.0 million) in 2010, 2011 and 2012, respectively, with respect to litigation and claims in which we have concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. We have recognized liabilities for litigation and claims amounting to NT$19,863.9 million and NT$26,168.1 million (US$900.8 million) in the consolidated balance sheets as of December 31, 2011 and 2012, respectively. We estimate certain possible loss, which by its nature is uncertain and may be materially higher or lower than estimated, in excess of amounts accrued, if any, for these matters is up to NT$1 billion (US$34.4 million) as of December 31, 2012. However, actual liability may be materially different from the estimates as of December 31, 2012 and may have a material adverse effect on our operating results or financial condition.

Convertible Bonds

In October 2010, we issued US$800.0 million unsecured zero coupon convertible bonds, which were recorded in their entirety as a liability at fair value at the date of issuance under US GAAP. The difference between fair value and redemption value at the date of issuance is recorded as a discount, and amortized over the redemption period using the effective interest rate method. In September 2011, we purchased from the market US$100 million of the bonds at a cost of US$78.7 million.

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

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the year ended December 31, 2011 and 2012 included the impact of changes in fair value of the embedded derivative instrument liability of NT$780.6 million and nil, respectively, which is recognized only for US GAAP purposes.

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

On June 30, 2010, due to a change in the composition of the board of directors of Lextar Electronics Corp. (“Lextar”), we no longer had a controlling financial interest in Lextar. As a result, we deconsolidated Lextar on June 30, 2010 and accounted for this investment under the equity method of accounting. Consequently, we recognized a deconsolidation gain of NT$362.8 million, representing the difference between the fair value of the investment on June 30, 2010 and its carrying value in our US GAAP consolidated statements of operations for 2010. Under ROC GAAP, we also accounted for the investment in Lextar under the equity method of accounting upon loss of control, however no gain or loss was recognized upon deconsolidation and the carrying value of the investment in Lextar was based on our proportion interest of the net book value of Lextar on the date of deconsolidation.

Changes in US GAAP Accounting Estimates

Effective January 1,  2012, we extended the estimates of the useful lives of certain buildings for US GAAP purposes by an additional leasing term of 20 years in connection our intention and ability to renew the respective land leases in which these buildings are located. This change in estimate reduced our depreciation expense and net loss by NT$2,800.6 million (US$96.4 million), or the basic share by NT$0.32 (US$0.011) on a US GAAP basis, for the year ended December 31, 2012.

Changes in Financial Reporting Standards

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to US GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Taiwan IFRS pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009. Accordingly, we have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes, we plan to adopt IFRS for certain filings with the SEC, including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with US GAAP.

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. For example, as of the date of this annual report, the FSC has not endorsed any accounting pronouncements issued by the International Accounting Standards Board after January 1, 2010, which pronouncements will not be applicable to Taiwan IFRS until endorsed by the FSC. In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. For example:

•
the classification of certain items on the income statement or balance sheet, such as provisions for product warranty expense, deferred tax asset or liability, lands and buildings held to earn rentals or held for capital appreciation, cost of land use rights and idle assets, is different under Taiwan IFRS and IFRS compared to ROC GAAP;

•	the accounting treatment relating to recognition and measurement of deferred tax asset and provisions for loss contingencies may differ between IFRS and ROC GAAP;

•
the conversion feature for convertible bonds denominated in a foreign currency may be recorded as a derivative financial liability under Taiwan IFRS and IFRS whereas such conversion feature is recorded as equity under ROC GAAP; and

•	the accounting treatment of employee benefits, business combination and certain investment in associates is different under Taiwan IFRS and IFRS compared to ROC GAAP.

Upon our first adoption of Taiwan IFRS, we are required to apply Taiwan IFRS retrospectively unless otherwise exempted from certain applications and to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS. Any transactions after the transition date are accounted for in accordance with Taiwan IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in our annual report for the year ending December 31, 2013 may differ materially from those included in this annual report, even though they relate to the same fiscal year. Similarly, the selected comparison financial information to be included in our quarterly earnings releases in 2013 may differ materially from those released historically.

Consolidated Results of Operations

The following table sets forth certain of our results of operations information under ROC GAAP, in both real numbers and as a percentage of our net sales for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Net sales	467,158.0	100.0	379,711.9	100.0	378,470.9	100.0
Cost of goods sold	430,859.4	92.2	407,899.2	107.4	387,146.0	102.3
Gross profit (loss)	36,298.6	7.8	(28,187.3)	(7.4)	(8,675.1)	(2.3)
Operating expenses	25,801.9	5.6	29,471.2	7.8	29,189.6	7.7
Selling	8,641.5	1.9	9,636.6	2.5	9,802.2	2.6
General and administrative	10,736.9	2.3	11,208.8	3.0	9,216.4	2.4
Research and development	6,423.6	1.4	8,625.8	2.3	10,171.0	2.7
Operating income (loss)	10,496.7	2.2	(57,658.5)	(15.2)	(37,864.7)	(10.0)
Net non-operating expenses and losses	(1,900.7)	(0.4)	(7,993.6)	(2.1)	(17,405.9)	(4.6)
Earnings (loss) before income taxes	8,596.0	1.8	(65,652.1)	(17.3)	(55,270.6)	(14.6)
Income tax (expense) benefit	(1,187.9)	(0.2)	4,205.1	1.1	(636.4)	(0.2)
Net income (loss)	7,408.1	1.6	(61,447.0)	(16.2)	(55,907.0)	(14.8)

In 2012, our gross, operating and net margins increased from 2011, primarily due to the increase in market demand for certain display products, higher capacity utilization rate for our fabs and our enhanced cost control measures.

For the Years Ended December 31, 2012 and 2011

Net sales

Net sales remained relatively stable, which was NT$378,470.9 million (US$13,028.3 million) in 2012 compared to NT$379,711.9 million in 2011.

Net sales of large-size panels increased 3.7% to NT$314,536.0 million (US$10,827.4 million) in 2012 from NT$303,411.3 million in 2011. This increase was primarily due to an increase in sales volume which resulted from an increase in market demand for certain display products, partly offset by a slight decrease in the average selling price per panel. Large-size panels sold increased 7.6% to 123.2 million in 2012 from 114.5 million panels in 2011. The average selling price per panel decreased by 3.6%, which was NT$2,553.0 (US$87.9) in 2012 and NT$2,649.7 in 2011, respectively.

Net sales of small- to medium-size panels decreased 13.0% to NT$44,052.3 million (US$1,516.4 million) in 2012 from NT$50,633.1 million in 2011. The decrease in net sales was primarily due to a decrease in sales volume as a result of a decrease in market demand, partly offset by an increase in the average selling price per panel. Unit sales of our small- to medium-size panels decreased 17.6% to 154.5 million panels in 2012 from 187.5 million panels in 2011 and the average selling price per panel increased 5.6% to NT$285.1 (US$9.8) in 2012 from NT$270.1 in 2011, both primarily due to the change in our product mix.

Cost of Goods Sold

Cost of goods sold decreased 5.1% to NT$387,146.0 million (US$13,326.9 million) in 2012 from NT$407,899.2 million in 2011. This decrease was primarily due to a decrease in cost of raw materials and component costs.

Raw material and component costs decreased 11.1% in 2012 as compared to 2011, primarily due to a decrease in average purchasing price, especially for large-size panels.

Overhead expenses include depreciation and amortization expenses, maintenance expenses of production equipments, indirect labor costs, indirect material costs, utilities and supplies. Overhead expenses increased 3.0% in 2012 as compared to 2011, primarily due to an increase in indirect materials usage and electricity expenses, partially offset by lower depreciation expenses.

Direct labor costs increased 35.7% in 2012 as compared to 2011, primarily due to a rise in employment of direct labors.

The provision for inventory obsolescence and devaluation, which are classified in cost of goods sold in the consolidated statements of operations, decreased 42.2% to NT$4,880.4 million (US$168.0 million) in 2012 from NT$8,440.4 million in 2011.

Gross Loss

Gross loss was NT$8,675.1 million (US$298.6 million) in 2012 compared to the gross loss of NT$28,187.3 million in 2011. Gross margin, which is gross profit (loss) divided by net sales, mainly fluctuates, among other factors, with our capacity utilization rate, market price change of our products and our product mix. We had a negative gross margin of 2.3% in 2012, compared to a negative gross margin of 7.4% in 2011. The improvement was primarily due to the increase in market demand for certain display products, higher capacity utilization rates for our fabs and our enhanced cost control measures.

Operating Expenses

Operating expenses decreased 1.0% to NT$29,189.6 million (US$1,004.8 million) in 2012 from NT$29,471.2 million in 2011. As a percentage of net sales, operating expenses slightly decreased to 7.7% in 2012 from 7.8% in 2011. The decrease in operating expenses was primarily due to a decrease in general and administrative expenses.

General and administrative expenses decreased 17.8% to NT$9,216.4 million (US$317.3 million) in 2012 from NT$11,208.8 million in 2011, primarily due to a decrease in professional service expenses and duties, as well as lower depreciation and amortization expenses. General and administrative expenses as a percentage of net sales decreased to 2.4% in 2012 from 3.0% in 2011.

Selling expenses increased 1.7% to NT$9,802.2 million (US$337.4 million) in 2012 from NT$9,636.6 million in 2011, primarily due to an increase in warranty expenses and technology royalty fees, partially offset by freight expenses. Selling expenses as a percentage of net sales slightly increased to 2.6% in 2012 from 2.5% in 2011.

Research and development expenses increased 17.9% to NT$10,171.0 million (US$350.1 million) in 2012 from NT$8,625.8 million in 2011, primarily due to our enhanced research and development efforts for advanced technologies and high value-added products. Research and development expenses as a percentage of net sales increased to 2.7% in 2012 from 2.3% in 2011.

Operating Loss and Operating Margin

As a result of the foregoing, we had operating loss of NT$37,864.7 million (US$1,303.4 million) in 2012 compared to an operating loss of NT$57,658.5 million in 2011. We had a negative operating margin of 10.0% in 2012 compared to a negative operating margin of 15.2% in 2011.

Under US GAAP, we had operating loss of NT$50,211.8 million (US$1,728.5 million) in 2012 compared to operating loss of NT$67,768.3 million in 2011. We had a negative operating margin of 13.3% in 2012 compared to a negative operating margin of 17.8% in 2011.

Under ROC GAAP, the provision for the potential litigation losses and others is usually recognized in the consolidated statement of operations as a non-operating expense. However, under US GAAP, the provision for the potential litigation losses and others is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$17,405.9 million (US$599.2 million) in 2012 compared to non-operating expenses and losses of NT$7,993.6 million in 2011. We had higher net non-operating expenses and losses in 2012 compared to 2011 primarily due to (i) an increase in assets impairment loss to NT$4,799.7 million (US$165.2 million) in 2012 from NT$480.0 million in 2011, primarily due to an impairment charge of approximately NT$2.85 billion (US$98.1 million) in our solar business. See notes 10 and 11 to our consolidated financial statements for more information; (ii) a decrease in net gains on sale of investment securities to NT$455.5 million (US$15.7 million) in 2012 from NT$3,080.7 million in 2011; (iii) an increase in net interest expenses to NT$5,255.1 million (US$180.9 million) in 2012 from NT$4,472.7 million in 2011, primarily due to an increase in average borrowing balance and borrowing interest rate; (iv) a net investment income from equity method of investee of NT$347.2 million (US$12.0 million) in 2012 compared to a net investment loss of NT$63.9 million in 2011; and (v) an increase in provisions made for potential litigation losses and others to NT$11,211.6 million (US$385.9 million) in 2012 from NT$8,966.3 million in 2011.

Under US GAAP, we had net non-operating expenses and losses of NT$2,770.2 million (US$95.4 million) in 2012 compared to net non-operating expenses and losses of NT$1,855.5 million in 2011. We had a higher net non-operating expenses and losses in 2012 compared to 2011, primarily due to (i) a decrease in net gains on sale of investment securities to NT$461.0 million (US$15.9 million) in 2012 from NT$3,030.2 million in 2011; (ii) an increase in net interest expenses to NT$5,262.5 million (US$181.2 million) in 2012 from NT$4,609.9 million in 2011; (iii) a net investment income from equity method investee to NT$10.1 million (US$0.3 million) in 2012 from a net investment loss NT$26.0 million in 2011; and (iv) a decrease in asset impairment loss to NT$997.7 million (US$34.3 million) in 2012 from NT$2,263.0 million in 2011.

Income Tax Benefit (Expense)

Under ROC GAAP, we recognized an income tax expense of NT$636.4 million (US$21.9 million) in 2012 compared to an  income tax benefit of NT$4,205.1 million in 2011. The effective tax rate decreased to -1.2% in 2012 from 6.4% in 2011 under ROC GAAP. This change was primarily due to an increase in valuation allowance for deferred income tax assets.

Under US GAAP, we recognized an income tax expense of NT$2,328.7 million (US$80.2 million) in 2012 compared to an income tax expense of NT$11,492.4 million in 2011. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes,” if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (i) first reduce to zero any goodwill related to the acquisition, (ii) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (iii) third to reduce income tax expense. Additionally, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Accordingly, a valuation allowance of NT$50,569.5 million (US$1,740.8 million) in 2012 has been recognized for these deferred tax assets, and the effective tax rate decreased to 4.4% in 2012 from 16.5% in 2011 under US GAAP.

Net Loss

As a result of the foregoing, we incurred a net loss of NT$55,907.0 million (US$1,924.5 million) in 2012 or net loss per basic and diluted share of NT$6.19 (US$0.21) in 2012 as compared to net loss of NT$61,447.0 million or net loss per basic and diluted share of NT$6.94 in 2011.

Under US GAAP, we incurred net loss attributable to stockholders of AU Optronics Corp. of NT$54,471.9 million (US$1,875.1 million) in 2012 or net loss per basic and diluted share of NT$6.17 (US$0.21) in 2012 as compared to net loss attributable to stockholders of AU Optronics Corp. of NT$80,948.2 million or net loss per basic and diluted share of NT$9.17 in 2011. The per share effect from tax holidays for the years ended December 31, 2011 and 2012 were NT$0.02 and NT$0.02 (US$0.0007), respectively.

For the Years Ended December 31, 2011 and 2010

Net Sales

Net sales decreased 18.7% to NT$379,711.9 million  in 2011 from NT$467,158.0 million in 2010, primarily due to a 23.7% decrease in net sales of large-size panels, which was partially offset by a 14.6% increase in net sales of small- to medium-size panels.

Net sales of large-size panels decreased 23.7% to NT$303,411.3 million in 2011 from NT$397,798.2 million in 2010. This decrease was primarily due to a decrease in average selling price. The average selling price per panel of our large-size panels decreased by 24.4%, which was at NT$2,649.7 in 2011 and NT$3,503.4 in 2010, respectively. Large-size panels sold slightly increased 0.8% to 114.5 million panels in 2011 from 113.5 million panels in 2010.

Net sales of small- to medium-size panels increased 14.6% to NT$50,633.1 million in 2011 from NT$44,198.7 million in 2010. The increase in net sales of small- to medium-size panels was primarily due to an increase in average selling price, which was partially offset by a decrease in unit sales. The average selling price per panel of our small- to medium-size panels increased 35.0% to NT$270.1 in 2011 from NT$200.1 in 2010, and unit sales of our small- to medium-size panels decreased 15.1% to 187.5 million panels in 2011 from 220.9 million panels in 2010, both primarily due to the change in our product mix.

Cost of Goods Sold

Cost of goods sold decreased 5.3% to NT$407,899.2 million in 2011 from NT$430,859.4 million in 2010. This decrease was primarily due to a decrease in cost of raw material and component costs, as well as a reduction in units of products sold.

Raw material and component costs decreased 10.9% in 2011 as compared to 2010, primarily due to a decrease in average purchasing price especially in large-size panels.

Overhead expenses, including depreciation and amortization expenses, increased 6.4% in 2011 as compared to 2010, primarily due to an increase in electricity expenses and repair and maintenance expense, which were partially offset by lower depreciation expenses and employee profit sharing expenses and bonuses.

Direct labor costs decreased 6.9% in 2011 as compared to 2010, primarily due to a decrease in employee profit sharing expenses and bonuses.

The provision for inventory obsolescence and devaluation, which are classified in cost of goods sold in the consolidated statements of operations, increased 45.7% to NT$8,440.4 million in 2011 from NT$5,792.6 million in 2010.

Gross Profit (Loss)

Gross loss was NT$28,187.3 million in 2011 compared to gross profit of NT$36,298.6 million in 2010. Gross margin, which is gross profit (loss) divided by net sales, mainly fluctuates, among other factors, with our capacity utilization rate, market price change of our products and our product mix. We had a negative gross margin of 7.4% in 2011 compared to a gross margin of 7.8% in 2010, primarily due to the decline in average selling price and the lower capacity utilization rate caused by the global economic downturn; moreover, the scale of decrease in average selling prices was greater than the scale of decrease in cost of goods sold.

Operating Expenses

Operating expenses increased 14.2% to NT$29,471.2 million in 2011 from NT$25,801.9 million in 2010. As a percentage of net sales, operating expenses increased to 7.8% in 2011 from 5.6% in 2010 which was primarily due to our decreased net sales. The increase in operating expenses was primarily due to an increase in research and development expenses.

Research and development expenses increased 34.3% to NT$8,625.8 million in 2011 from NT$6,423.6 million in 2010 primarily due to devoting to research and development on future advanced technologies and high value-added products to remain competitive in the markets we serve. Research and development expenses as a percentage of net sales increased to 2.3% in 2011 from 1.4% in 2010.

Selling expenses increased 11.5% to NT$9,636.6 million  in 2011 from NT$8,641.5 million in 2010, primarily due to an increase in product promotion fees, which were partially offset by a decrease in freight expense and warranty expense. Selling expenses as a percentage of net sales increased to 2.5% in 2011 from 1.9% in 2010.

General and administrative expenses increased 4.4% to NT$11,208.8 million in 2011 from NT$10,736.9 million in 2010, primarily due to an increase in professional service expenses which were partially offset by a decrease in employee profit sharing expenses and bonuses. General and administrative expenses as a percentage of net sales increased to 3.0% in 2011 from 2.3% in 2010.

Operating Income (Loss) and Operating Margin

As a result of the foregoing, we had operating loss of NT$57,658.5 million in 2011 compared to an operating income of NT$10,496.7 million in 2010. We had a negative operating margin of 15.2% in 2011 compared to an operating margin of 2.2% in 2010.

Under US GAAP, we had operating loss of NT$67,768.3 million in 2011 compared to operating income of NT$5,399.2 million in 2010. We had a negative operating margin of 17.8% in 2011 compared to an operating margin of 1.2% in 2010.

Under ROC GAAP, the provision for the potential litigation losses and others is usually recognized in the consolidated statement of operations as a non-operating expense. However, under US GAAP, the provision for the potential litigation losses and others is recognized in the condensed consolidated statement of operations as an operating expense.

Net Non-Operating Expenses and Losses

We had net non-operating expenses and losses of NT$7,993.6 million in 2011 compared to non-operating expenses and losses of NT$1,900.7 million in 2010. We had higher net non-operating expenses and losses in 2011 compared to 2010 primarily due to (i) a decrease in net gains on valuation of financial instruments to NT$744.1 million in 2011 from NT$3,986.1 million in 2010, resulting from our decreased financial instruments to hedge our position corresponding to our decreased sales in 2011; (ii) a net investment loss recognized by the equity method of NT$63.9 million in 2011 compared to a net investment gain of NT$681.3 million in 2010, resulting from loss position of some of our investees; (iii) an increase in net interest expenses to NT$4,472.7 million in 2011 from NT$3,946.3 million in 2010, primarily resulting from a full year of amortization expenses of convertible bonds being included in 2011 whereas 2010 only included amortization expenses from the date of issuance; (iv) a net foreign currency exchange loss of NT$94.7 million in 2011 compared to a foreign exchange currency loss of NT$3,581.1 million in 2010, primarily due to a decrease in net assets position corresponding to our decreased sales in 2011; (v) an increase in net gains on sale of investment securities to NT$3,080.7 million in 2011 from NT$1,527.2 million in 2010; and (vi) an increase in provisions made for potential litigation losses and others to NT$8,966.3 million in 2011 from NT$2,011.4 million in 2010.

Under US GAAP, we had net non-operating expenses and losses of NT$1,855.5 million in 2011 compared to net non-operating net income and gains of NT$69.2 million in 2010. We had net non-operating expenses and losses in 2011 compared to net non-operating income and gains in 2010, primarily due to an increase in asset impairment loss, a decrease in net gains on valuation of financial instruments, an increase in net interest expense and an increase in net investment loss, partially offset by a decrease in net foreign currency exchange loss and an increase in net gains on sale of investment securities. We had a loss on asset impairment of NT$2,263.0 million in 2011 compared to nil in 2010. We had net gains on valuation of financial instruments of NT$1,667.5 million in 2011 compared to NT$3,164.4 million in 2010. In 2011, we had a net interest expense of NT$4,609.9 million compared to NT$3,801.7 million in 2010. We had a net investment loss of NT$26.0 million in 2011 compared to net investment income of NT$668.5 million in 2010. In 2011, we had net foreign currency exchange loss of NT$100.0 million in 2011 compared to NT$3,582.8 million in 2010. In 2011, we had net gains on sale of investment securities of NT$3,030.2 million compared to NT$1,478.4 million in 2010.

Income Tax Benefit (Expense)

Under ROC GAAP, we recognized income tax benefit of NT$4,205.1 million in 2011 compared to income tax expense of NT$1,187.9 million in 2010. The effective tax rate decreased to 6.4% in 2011 from 13.8% in 2010 under ROC GAAP. This change was primarily due to an increase in valuation allowance for deferred income tax assets.

Under US GAAP, we recognized income tax expense of NT$11,492.4 million 2011 compared to income tax expense of NT$745.0 million in 2010. Under US GAAP, and in accordance with FASB ASC Topic 740, “Income Taxes,” if a valuation allowance is recognized at the acquisition date for deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credits, the tax benefit for those items that are first recognized subsequent to the acquisition (by elimination of the valuation allowance) are to be applied (a) first reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. Additionally, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Accordingly, a valuation allowance of NT$42,133.1 million has been recognized for these deferred tax assets, and the effective tax rate increased to 16.5% from 13.6% in 2010 under US GAAP.

Net Income (Loss)

As a result of the foregoing, we incurred net loss of NT$61,447.0 million or net loss per basic and diluted share of NT$6.94 in 2011 as compared to net income of NT$7,408.1 million or NT$ 0.76 per basic share and NT$0.70 per diluted share in 2010.

Under US GAAP, we incurred net loss attributable to stockholders of AU Optronics Corp. of NT$80,948.2 million or net loss per basic and diluted share of NT$9.17 in 2011 as compared to net income attributable to stockholders of AU Optronics Corp. of NT$4,244.3 million or NT$0.48 per basic and diluted share in 2010. The per share effect from tax holidays for the years ended December 31, 2010 and 2011 were NT$0.05 and NT$0.02, respectively.

Segment Information

General

We have two operating segments: display business and solar business. Our management monitors and evaluates the performance of both operating segments based on the information of their sales and operating income (loss) measured under ROC GAAP. The following table sets forth our segments information for the years indicated under ROC GAAP.

	For the Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Net sales
Display business	456,725.6	366,482.6	367,120.3	12,637.6
Solar business	10,432.4	13,229.3	11,350.6	390.7
Total	467,158.0	379,711.9	378,470.9	13,028.3
Operating income (loss)
Display business	13,102.7	(54,433.2)	(29,587.3)	(1,018.5)
Solar business	(2,606.0)	(3,225.3)	(8,277.4)	(284.9)
Total	10,496.7	(57,658.5)	(37,864.7)	(1,303.4)

Display business

Net sales from our display business segment increased 0.2% to NT$367,120.3 million (US$12,637.6 million) in 2012 from NT$366,482.6 million in 2011, primarily due to a 3.7% increase in net sales of large-size panels, partially offset by a 13.0% decrease in net sales of small- to medium- size panels. Operating expenses in our display business segment decreased 3.8% to NT$27,560.5 million (US$948.7 million) in 2012 from NT$28,657.5 million in 2011, primarily due to a decrease in general and administrative expenses.  The decrease in general and administrative expenses was primarily due to a decrease in professional service expenses and duties, as well as lower depreciation and amortization expenses.  We had operating loss from our display business segment of NT$29,587.3 million (US$1,018.5 million) in 2012 compared to operating loss of NT$54,433.2 million  in 2011. The decrease in operating loss in 2012 was primarily due to the increase in market demand for certain display products, higher capacity utilization rate for our fabs and our enhanced cost control measures.  For information of the changes in sales by product category for our display business segment, see “4.B. Business Overview – Display Business.”

Net sales from our display business segment decrease 19.8% to NT$366,482.6 million in 2011 from NT$456,725.6 million in 2010, primarily due to a 23.7% decrease in net sales of large-size panels, which was partially offset by a 14.6% increase in net sales of small- to medium-size panels. Operating expenses in our display business segment increased 18.2% to NT$28,657.5 million in 2011 from NT$24,251.6 million in 2010, primarily due to an increase in research and development expenses. The increase in research and development expenses was primarily due to higher spending in developing future advanced technologies and high value-added products to remain competitive in the markets we serve. We had operating loss from our display business segment of NT$54,433.2 million in 2011 compared to operating income of NT$13,102.7 million in 2010, primarily due to the decline in average selling prices and lower capacity utilization rate caused by the global economic downturn; moreover, the scale of the decrease in average selling prices was greater than the scale of the decrease in cost of goods sold. For information of the changes in sales by product category for our display business segment, see “4.B. Business Overview – Display Business.”

Solar business

Net sales from our solar business segment decreased 14.2% to NT$11,350.6 million (US$390.7 million) in 2012 from NT$13,229.3 million in 2011. Segment operating loss increased to NT$8,277.4 million (US$284.9 million) in 2012 from NT$3,225.3 million in 2011. The primary reason for the decrease in solar segment sales was the large imbalance between supply and demand in the solar industry as well as the reduction in government incentives, which adversely affected demand. The main reason for the operating loss of solar business segment in 2012 was due to a significant decline in average selling price of solar modules, solar cells, solar wafers and polysilicon, coupled with an increase in cost of goods sold from solar business segment as a result of an increase in the shipment of solar products. Solar segment operating loss in 2012 does not include asset impairment charges of NT$2.85 billion (US$98.1 million).

Net sales from our solar business segment increased 26.8% to NT$13,229.3 million in 2011 from NT$10,432.4 million in 2010. Segment operating loss increased to NT$3,225.3 million in 2011 from NT$2,606.0 million in 2010. The primary reason for the increase in solar segment sales was because AUO Crystal (Malaysia) Sdn. Bhd. and AUO Crystal Corp. have begun mass production since the second quarter and the third quarter in 2011, respectively. The main reason for the operating loss of solar business segment in 2011 was due to a decline in average selling price of wafers and ingots. The operation of M. Setek was impacted by the major earthquake in Japan that caused a decrease in net sales during the suspension period of production.

Inflation

Our most significant markets are Taiwan and the PRC. We do not believe that inflation in Taiwan or the PRC has had a material impact on our results of operations in 2012. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

In the past, we had been granted exemptions from income taxes in Taiwan for construction and capacity expansions of production facilities according to the ROC Statute for Upgrading Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion. The aggregate tax saving of such exemption were approximately NT$303.7 million, nil and nil in 2010, 2011 and 2012, respectively.

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

The statutory income tax rates applicable to AUO and its subsidiaries located in the ROC are both 17% in 2012 and 2011.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in the ROC. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items. The add-back items include exempt capital gain from security transactions and exempt income under tax holidays. There are grandfathered treatments from the tax holidays approved by the tax authorities before IBTA Statute took effect. The IBTA Statute does not have a significant impact on our financial statements.

Under the IBTA Statute amended in August 2012, effective on January 1, 2013, when calculating the amount of exempt capital gain from security transactions, for the capital gain generated from the securities held by the enterprise for three years or longer, only 50% of such capital gain (after deducted therefrom the capital losses incurred from the securities held by the enterprise for three years or longer), if any, should be included in the amount of exempt capital gain.  However, if there is a net loss after the deduction, such loss, after the assessment of the tax authorities, can be carried forward to the next five years to offset against the exempt capital gain of that year. In addition, the standard allowance for calculating the IBTA was reduced from NT$2 million to NT$0.5 million, while the basic tax rate was increased from 10% to 12%.  Nonetheless, the IBTA Statute does not have a significant impact on our financial statements.

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

We need cash primarily for technology advancement, capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to upgrade our technology and expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our growth plans including technology advancements, new capacity and advanced technology fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, including technology advancement, capacity expansion, working capital, and any accelerated debt obligations arising from past or future defaults that are not waived by the relevant creditors, we may need to rely on a combination of additional borrowings, equity or debt securities offerings or other forms of capital financing. Our subsidiaries must follow local regulations in order to transfer funds to us. However, such regulations have not and are not expected to have an impact on our ability to meet our cash obligations. Other than as described below in “Item 5.E—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2012, we had current assets of NT$175,736.0 million (US$6,049.4 million) and current liabilities of NT$191,594.3 million (US$6,595.3 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2012, we had cash and cash equivalents of NT$77,425.7 million (US$2,665.3 million). As of December 31, 2012, we had total short-term credit lines of NT$29,767.4 million (US$1,024.7 million), of which we had borrowed NT$8,620.1 million (US$296.7 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to finance our current working capital needs.

As of December 31, 2012, we had outstanding long-term borrowings of NT$192,908.4 million (US$6,640.6 million). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2012 ranged between 0.658% and 7.315% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see note 16 to our consolidated financial statements for further information.

•
In August 2006, our subsidiaries, AUXM and AUSZ, entered into RMB2.8 billion and US$75.0 million seven-year unsecured syndicated credit facilities, for which ABN AMRO Bank (now Royal Bank of Scotland) acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our Suzhou and Xiamen module-assembly facilities. The agreements for these facilities contain covenants that require us to maintain certain financial ratios. As of December 31, 2012, an aggregate of NT$2.5 billion (US$0.1 billion) was outstanding under these credit facilities.

•
In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2012, NT$21.3 billion (US$0.7 billion) was outstanding under this credit facility.

•
In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2012, NT$51.6 billion (US$1.8 billion) was outstanding under this credit facility.

•
In July 2009, we entered into a NT$27.0 billion five-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding medium- and long- term working capital. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2012, NT$19.1 billion (US$0.7 billion) was outstanding under this credit facility.

•
In August 2010, we entered into a NT$1.0 billion three-year credit facility with Far Eastern International Commercial Bank, for the purpose of funding working capital. The agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2012, NT$1.0 billion (US$ 34.4 million) was outstanding under this credit facility .

•
In September 2010, our subsidiary, AFPD Pte., Ltd. entered into a US$360 million five-year syndicated credit facility, for which the Credit Agricole Corporate and Investment Bank, Singapore Branch (“CACIB”) acted as the agent bank, for the purpose of repaying AFPD’s loan from Toshiba and funding working capital needs or capital expenditures. The agreement for this facility is guaranteed by us. As of December 31, 2012, US$360.0 million was outstanding under this credit facility.

•
In October 2010, we issued US$800 million aggregate principal amount of zero coupon convertible bonds due 2015. We used the net proceeds to fund overseas equipment purchases. In September 2011, we purchased from the market US$100 million of the outstanding bonds at a cost of US$78.7 million. Please refer to note 15 to our consolidated financial statements for more detailed information. As of December 31, 2012, the balance of the outstanding convertible bonds was US$700 million.

•
In November 2010, our subsidiary, M. Setek entered into a JPY10.0 billion five-year credit facility with ING Bank N.V., Tokyo Branch, for the purpose of refinancing bank loan and financing capital expenditure needs. The agreement for this facility is guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2012, JPY10.0 billion (US$0.1 billion) was outstanding under this credit facility.

•
In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery. As of December 31, 2012, NT$45.0 billion (US$1.5 billion) was outstanding under this credit facility.

•
In January 2011, our subsidiary, AU Optronics (Slovakia) entered into a EUR80.0 million five-year credit facility with Unicredit Bank Slovakia A.S. for the purpose of funding the construction and the procurement of machinery and equipment. The agreement for this credit facility has been guaranteed by us and requires us to maintain certain financial ratios. As of December 31, 2012, EUR50.0 million (US$65.9 million) was outstanding under this credit facility.

•
In April 2011, M. Setek entered into a JPY55.0 billion five-year syndicated credit facility, for which Mizuho Corporate Bank, Ltd. acted as the agent bank, for the purpose of refinancing its syndicated loan with Mizuho Corporate Bank dated December 2009 and for funding general working capital. We have guaranteed payment and performance by M. Setek under this credit facility. Under our guaranty we are required to maintain certain financial ratios. As of December 31, 2012, JPY55.0 billion (US$0.6 billion) was outstanding under this credit facility.

•
In October 2011, our subsidiary AUO Crystal Corp. entered into a NT$8.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of funding the construction and the procurement of machinery and equipment for the solar and sapphire wafer factory. The agreement for this syndicate facility contains covenants that requires AUO Crystal Corp. to maintain certain financial ratios. As of December 31, 2012, NT$4.4 billion (US$0.2 billion) was outstanding under this credit facility.

•
In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery.  As of February 28, 2013, NT$6.7 billion (US$0.2 billion) was outstanding under this credit facility.

We assumed the following outstanding bonds, credit facilities and arrangements as a result of our merger with QDI:

•
In June 2006, QDI entered into a NT$27.0 billion seven-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding the expansion of one of our sixth generation fabs. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2012, NT$5.4 billion (US$0.2 billion) was outstanding under this credit facility.

With respect to all the syndicated credit facilities assumed by us as a result of our merger with QDI, we amended the terms of the credit facilities such that covenants made therein are the same as those made in our syndicated credit facilities, including covenants that we maintain certain financial ratios. We completed the amendments in early 2007.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including building, machinery and equipment, land and available-for-sale financial assets-noncurrent was NT$190,221.4 million (US$6,548.1 million) as of December 31, 2012.

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

In 2012, we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for two syndicated credit facilities, for which ABN AMRO Bank (now Royal Bank of Scotland) acted as the agent bank, and two bilateral credit facilities with Far Eastern International Commercial Bank and ING Bank N.V., Tokyo Branch, respectively. As of the date of this annual report, we have obtained a waiver from such noncompliance from the relevant banks for each of these credit facilities.

In 2012, we also failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for several syndicated credit facilities that have an aggregate outstanding amount equivalent to NT$163.6 billion (US$5.6 billion) as of the date of this annual report. Pursuant to the terms of these agreements, a breach of financial covenants is not deemed to constitute an event of default so long as the majority syndicate banks have not yet made a decision on any waiver application submitted by us. We have already submitted a waiver application for each of these facilities but, as of the date of this annual report, such applications are still being reviewed by the syndicate banks. In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, which contains covenants that require us to maintain certain financial ratios, including leverage ratio and tangible net worth that are less restrictive than those contained in our other facilities. As most of the banks providing this syndicated credit facility are also provider of those facilities described above for which we have submitted a waiver application and these banks account for the majority of the outstanding amount for most of those facilities, we believe we are likely to obtain the waivers, although there can be no assurance of the outcome of our waiver applications. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business—We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.”

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes. These bonds yielded interest at rates ranging from, 0.25% to 0.32%, 0.46% to 0.70% and 0.38% to 0.70% in 2010, 2011 and 2012, respectively. The terms of these reverse repurchase agreements are typically less than one month. As of December 31,  2010, 2011 and 2012, we held government bonds with reverse repurchase agreements in amounts of NT$18,811.6 million, NT$16,243.7 million and NT$5,308.2 million (US$182.7 million), respectively.

Cash Flows

Net cash provided by operating activities were NT$90,735.6 million in 2010, NT$14,515.1 million in 2011 and NT$35,713.2 million (US$1,229.4 million) in 2012. The increase in net cash provided by operating activities in 2012 compared to 2011 was primarily due to a decrease in cash paid to our ordinary operation as a result of effective cost control. The decrease in net cash provided by operating activities in 2011 compared to 2010 was primarily due to decreased cash collections from our ordinary operations as a result of decreased average selling prices and weaker market demand. Cash outflows in 2011 increased primarily for higher expenditures on developing future advanced technologies and high value-added products as well as for product promotion fees and professional service fees.

Net cash used in investing activities were NT$87,218.3 million in 2010, NT$57,829.0 million in 2011 and NT$43,230.4 million (US$1,488.1 million) in 2012. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$84,621.0 million in 2010, NT$56,919.6 million in 2011 and NT$43,104.2 million (US$1,483.8 million) in 2012. These capital expenditures were primarily funded with net cash by operating activities and financing activities, primarily from long term bank borrowing.

Net cash provided by financing activities was NT$878.2 million in 2010, reflecting primarily an increase in proceeds from long-term borrowings, bonds payable and the proceeds from the issuance of convertible bonds for NT$62,609.9 million, which was partially offset by the repayment of long-term borrowings and repayment of bonds payable for NT$60,610.9 million. Net cash provided by financing activities was NT$45,835.9 million in 2011, reflecting primarily an increase in the proceeds from long-term debts for NT$89,647.5 million, and a decrease in repayment of long-term debts for NT$47,654.6 million.  Net cash used in financing activities was NT$5,964.5 million (US$205.3 million) in 2012, reflecting primarily an increase in repayment of long-term debts for NT$50,716.6 million (US$1,745.8 million), and a decrease in the proceeds from long-term borrowings for NT$46,323.7 million (US$1,594.6 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of capital expenditures were invested in facilities located in Taiwan, the PRC, Singapore, Japan and Europe. The table below sets forth the increase in equipment, land and building for the periods indicated.

	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Equipment purchases	57,240.8	45,934.4	36,481.7	1,255.8
Land and building purchases	21,903.0	8,949.5	2,058.2	70.9

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2010, 2011 and 2012, prepayments for purchases of equipment were NT$54,266.1 million, NT$19,670.1 million and NT$14,906.6 million (US$513.1 million), respectively.

Our capital expenditures paid for in 2012 were around NT$43.1 billion (US$1.5 billion), primarily for the technological upgrade and the enhancement of the value of our capacity. We estimate our capital expenditures to be around NT$20.0 billion for 2013, primarily for technological upgrade and the enhancement of the value of our capacity. We may increase or decrease our capital expenditures depending on cash flow from operations, the progress of our planned growth, and market conditions.

Our principal sources of funds are from long-term borrowings, the issuance of convertible and other debt securities as well as the issuance of equity securities. For example, in October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our present capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements. From time to time, we frequently need to raise additional capital for the needs of our business growth, including but not limited, our investment in new capacity and new technologies to improve our economies of scale, reduce our production costs and enrich our product portfolio. For example, in February 2013, our board of directors, under the authorization of the shareholders’ meeting in June 2012, passed a resolution to issue 640 million to 800 million common shares for cash to sponsor the issuance of ADSs. However, we cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “3.D. Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.”

5.C.	Research and Development

We incurred research and development costs of NT$6,423.6 million, NT$8,625.8 million and NT$10,171.0 million (US$350.1 million) in 2010, 2011, and 2012, respectively, which represented 1.4%, 2.3% and 2.7%, respectively, of our net sales.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes and production yield, which includes focuses on computer integrated manufacturing and key component vendors. In addition, we have several research and development teams to explore new design platforms for next-generation displays, such as OLED, 3D and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2012, we employed approximately 2,410 research and development engineers.

We established a dedicated flat panel research and development center, the AUO Technology Center, in 2002, which we believe is one of Taiwan’s largest optronics research and development centers. The research activities at the AUO Technology Center initially have been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, and LTPS. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies. In 2005, we expanded the AUO Technology Center to the Central Taiwan Science Park. In 2008, we established the Advance Research Center under the AUO Technology Research Center to focus on the development of new technologies and mid- to-long term technologies. In 2011, we announced the establishment of AUO’s second research center in the Hsinchu Science Park, primarily focusing on the research for medium and long-term technologies for solar power and displays.

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

In 2011, following some innovative technologies developed in 2010, we extended these technologies to a wide variety of applications in different fields. We demonstrated a 65-inch see-through LCD panel, which characterized by a FHD resolution and as high as 15% panel transmittances, is used for the front side of vending machines. We also exhibited a prototyped 32-inch TV equipped with Oxide TFT-driven OLED panel, which performs a high response speed of 0.01ms and a thickness of only 3 mm. In addition, we apply our unique technology in flexible substrate to OLED and E-paper applications. A 4-inch flexible OLED, featuring by low-temperature process of amorphous Oxide TFT as driving elements, was realized through a thickness of only 0.3 mm plastic substrate. We also showcased a device, called “un-plugged flexible E-paper,” which is made by attaching a flexible thin-film photovoltaic (PV) to the back of flexible electronic paper (e-paper). The flexible e-paper, whose power consumption is small, can be driven when it is exposed to direct sunlight and does not need a rechargeable battery. In touch applications, we developed a 27-inch product by using OGS (One glass solution) technology, which allows ten-touch points at the same time. In addition, a 65-inch product with optical-pen touch function was also developed by using technology of photo sensor in TFT array. For notebook (NB) application, we developed products with personalized privacy protection display and OGS touch function, which reduce panel weight up to 33%. For application on public information display (PID), we demonstrated a 138-inch TV wall by using a 46-inch TV panel with ultra-slim bezel, which shortening the display gap to as low as 5 mm. Besides slim TV, we also developed an ultra high resolution (330 dpi) of mobile display (4.46 inch) with only 1 mm bezel by using amorphous TFT driving.

In 2012, we announced and exhibited a series of new developments of advanced display technologies, including but not limited to:

•
Revealed our 65-inch 4K by 2K ultra HD Oxide TFT TV panel utilizing the Oxide TFT technology, which increased the electron mobility to realize an ultra fine 4K by 2K resolution of 3840x2160, four times the resolution of full HD (1,080x1,920 pixel);

•	Employment of the GOA technology in our 50-inch full HD Super Narrow Bezel fully integrated module (“FIM”), which allowed panel bezel to be designed to its narrowest that is mere 3.5mm; and

•	Development of a 55-inch 4K by 2K Ultra HD TV panel which increased color saturation to as high as NTSC 96%.

•
Demonstration of  switchable mirror display technologies with 4K-by-2K content and integrated touch function, which can be utilized as an innovated component in clothing stores and boutiques for customers to browse the latest merchandize information;

•
Showcase of our new-generation 65-inch Hybrid Transparent Display for smart vending machines, which have effectively integrated touch functions and multi-media contents allowing panel saturation and transparency to be adjusted based on customized demands;

•
Presentation of a mere 1.1mm border-width on 4.46-inch cell phone and touch panel integration technology, which allowed the screen to appear in its largest at the display area on the display applications while still maintaining a high resolution of HD720 (1,280 x 720 pixel); and

•
Continuous research and development of AMOLED, Oxide TFT and AHVA technologies to proactively meet the customer demands for ultra-high resolution, ultra-wide viewing angle and super-narrow border display technologies.

5.D.	Trend Information

For trend information, see “Item 4. Information on the Company – 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.	Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2012, we had off-balance sheet outstanding letters of credit of US$14.1 million, JPY645.0 million, EUR1.4 million, FRF$0.1 million.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2012, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations:
Convertible bonds payable(1)	23,454.4	—	23,454.4	—	—
Long-term borrowings(2)	192,908.4	45,490.6	106,170.6	41,247.2	—
Subtotal	216,362.8	45,490.6	129,625.0	41,247.2	—
Operating lease obligations(3)	6,147.8	856.0	1,123.4	900.5	3,267.9
Purchase obligations(4)	15,933.7	15,933.7	—	—	—
Other obligations(5)	22,627.4	14,212.9	7,717.3	697.2	—
Total	261,071.7	76,493.2	138,465.7	42,844.9	3,267.9

(1)	Assuming the convertible bonds are paid off upon maturity.
(2)
Includes long-term borrowings but excludes relevant interest payments.  See notes 15 and 16 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(3)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.
(4)
Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs. We have placed orders primarily related to the technological upgrade and the enhancement of value of capacity.

(5)
Includes the U.S. DOJ Case, certain settlement agreements regarding certain antitrust civil actions and certain alleged patent infringements with definitive payment terms as of December 31, 2012. The payment schedule of the U.S. DOJ Case is subject to the outcome of the appeal. See “Item 8.A.7─Litigation” for further information and “Item 3.D. ─Risk Factors─Risks Relating to Our Financial Condition, Business and Industry─We had severe fines and penalties in antitrust proceedings and investigations. If we or our employees are found to have violated antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.”

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$95.9 million to our pension fund maintained with the Bank of Taiwan in 2013.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. Please refer to “Item 5. Operating and Financial Review and Prospects —5.B. Liquidity and Capital Resources” for further information of our major outstanding borrowings and loans.

US GAAP Reconciliation

The following table sets forth a comparison of our net income (loss) attributable to stockholders of AU Optronics Corp. and equity attributable to stockholders of AU Optronics Corp. in accordance with ROC GAAP and US GAAP for the periods indicated.

	Year Ended and As of December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	6,692.7	(61,263.8)	(54,614.7)	(1,880.0)
US GAAP	4,244.3	(80,948.2)	(54,471.9)	(1,875.1)
Equity attributable to stockholders of AU Optronics Corp. in accordance with
ROC GAAP	268,160.9	205,388.7	149,150.9	5,134.3
US GAAP	270,390.1	187,658.7	131,348.5	4,521.5

See note 27 to our consolidated financial statements for a complete discussion of significant differences between ROC GAAP and US GAAP.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors is composed of ten directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to the ROC Company Law, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our ten current directors, two are representatives of Qisda, one is a representative of BenQ Foundation and one is a representative of An Ji Biomedical Corporation.

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. The FSC has promulgated such compulsory ruling on February 20, 2013, and all public companies meeting certain conditions provided in the above FSC’s ruling shall, retain an audit committee no later than the expiration of the term of the current directors and supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Mei-Yueh Ho and Ding-Yuan Yang.

Directors

The following table sets forth information regarding all of our directors as of February 28, 2013. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years On Our Board	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	61	Chairman	2013	17	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corporation
Lai-Juh (L.J.) Chen	50	Director	2013	3	• N/A
Shuang-Lang (Paul) Peng	54	Director and President	2013	3	• N/A
Ko-Yung (Eric) Yu(1)	57	Director	2013	17	• Chief Executive Officer, BenQ Materials Corporation
Cheng-Yih Lin(2)	61	Director	2013	1	• Chairman, Daxin Materials Corporation
Ronald Jen-Chuan Chwang(3)	65	Director	2013	5	• Chairman, iD Ventures America, Inc. • Director, CoAdna Holding, Inc. • Director, LuxNet Corporation
Chang-Hai Tsai(4)	64	Director	2013	3
•      Chairman, China Medical University & Health Care System
•      Founder and Chairman, Asia University
•      Consultant, Department of Health, Executive Yuan, R.O.C. (Taiwan)
•      Director, Taiwan Fertilizer Co., Ltd.
•      Director, Mega Securities.
•      Chairman, The Foundation of Children Philanthropy
•      National Policy Advisor, Office of the President of the R.O.C.

Vivien Huey-Juan Hsieh	60	Independent Director	2013	9	• Supervisor, Chief Telecom Inc.
Mei-Yueh Ho	62	Independent Director	2013	3	• Independent Director and member of Compensation Committee, Bank of Kaohsiung, Ltd. • Member of Compensation Committee, Taiwan Pelican Express Co., Ltd.
Ding-Yuan Yang	65	Independent Director	2013	3	• Chairman, UniSVR Global Information Technology Corp. • Supervisor, Applied Vacuum Coating Technologies Co., Ltd. • Member of Compensation Committee, Opnet Technologies Co., Ltd.

(1)	Representing Qisda.
(2)	Representing Qisda.
(3)	Representing BenQ Foundation.
(4)	Representing An Ji Biomedical Corporation.

Kuen-Yao (K.Y.) Lee. Mr. Lee has been the Chairman and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master of Business Administration degree from the International Institute for Management Development in Switzerland in 1990.

Lai-Juh (L.J.) Chen. Dr. Chen has been a director since 2010. Prior to his current position, Dr. Chen was our President and Chief Executive Officer from 2009 to 2011, and was Chief Operating Officer since September 2007. Dr. Chen was also our Senior Vice President and General Manager of Global Manufacturing from 2007 to 2008. Before he joined our company, Dr. Chen was Senior Manager of the Industrial Technology Research Institute. Dr. Chen graduated from Tatung Institute of Technology in Taiwan with a Bachelor’s degree in Chemical Engineering in 1986 and National Tsing-Hua University in Taiwan with a Doctorate’s degree in Chemical Engineering in 1992. For a description of certain proceedings to which Dr. Chen was a party, please see “Item 8.A.7. Litigation.”

Shuang-Lang (Paul) Peng. Mr. Peng has been a director since 2010 and also our President since January 1, 2012. Prior to his current position, Mr. Peng was our Executive Vice President from 2008 to 2011, Senior Vice President from 2007 to 2008 and Vice President from 2001 to 2007. Prior to joining AUO, Mr. Peng worked as the Manager of the material and production department at BenQ’s Malaysia branch. Mr. Peng received his Master’s degree in Business Administration from Heriot-Watt University in the United Kingdom in 1995.

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

Cheng-Yih Lin. Dr. Lin has been a director of our company since October 2012. Dr. Lin is also Chairman of Daxin Materials Corporation. Prior to his current position, Dr. Lin was a Senior Vice President of AUO from 2005 to 2007. He received his Ph.D. degree in Chemical Engineering from Carnegie Mellon University in the United States in 1982.

Ronald Jen-Chuan Chwang. Dr. Chwang has been a director of our company since 2008. Dr. Chwang is also Chairman of iD Ventures America. From 1998 to 2005, Dr. Chwang served as Chairman and President of Acer Technology Ventures, America. He was also President and Chief Executive Officer of Acer America Corp from 1992 to 1997. Dr. Chwang received a Bachelor’s degree in Engineering from McGill University in 1972 and his Ph.D. degree in Electrical Engineering from the University of Southern California in the United States in 1977.

Chang-Hai Tsai. Mr. Tsai has been a director of our company since 2010. Mr. Tsai is also Chairman of China Medical University & Health Care System and Founder and Chairman of Asia University. From 1995 to 2001, Mr. Tsai served as superintendent of China Medical University Hospital. Mr. Tsai received a M.D. from Teikyo University in Japan in 1997.

Vivien Huey-Juan Hsieh. Dr. Hsieh has been our director since April 2004. Dr. Hsieh is also an independent director of Gold East Paper (Jiangsu) Co., Ltd. and a supervisor of Chief Telecom Inc. Dr. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas in the United States.

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

Ding-Yuan Yang. Dr. Yang has been a director of our company since 2010. Dr. Yang is also Chairman of UniSVR Global Information Technology Corp. Dr. Yang served as President of Windbond Electronics Corp. from 1987 to 1999 and as Vice Chairman of Windbond Electronics Corp. from 1999 to 2002. Dr. Yang received his bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1969 and his Ph.D. degree in Electrical Engineering from Princeton University in the United States in 1975.

Senior Management

The following table sets forth information regarding all of our senior management as of February 28, 2013.

Name	Age	Position	Years With Us
Shuang-Lang (Paul) Peng	54	President	17
Andy Yang	44	Chief Financial Officer	11
F.C. Hsiang	54	Executive Vice President and General Manager of the Mobile Solution Business Group	11
Kuo-Hsin (Michael) Tsai	49	Vice President and General Manager of the Video Solution Business Group	15
Chien-Pin (James) Chen	42	Vice President and General Manager of the Solar Business Group	13

Shuang-Lang (Paul) Peng. See “—Directors.”

Andy Yang. Mr. Yang has been our Chief Financial Officer since March 2009. Prior to his current position, Mr. Yang was the Senior Project Manager of our Finance Division from April 2003 to February 2005, Associate Vice President of our Finance Center from March 2005 to February 2008, Finance Director of our subsidiaries in China from November 2008 to March 2009. Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996. He received his Bachelor’s degree from the Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in the United States in 1996.

F.C. Hsiang. Mr. Hsiang has been the Executive Vice President & General Manager of our Mobile Solution Business Group since January 2013. Prior to his current position, Mr. Hsiang was the Executive Vice President of our Display Business Operation during 2011 to 2012, the Executive Vice President of Global Operation Unit in Display Business Operation from 2008 to 2011, Senior Vice President and General Manager of our Global Supply Chain Management and Global Manufacturing division from 2007 to 2008 and Assistant Vice President of our module plant from 2002 to 2006. Prior to joining AUO, Mr. Hsiang worked in various divisions at Acer Display, including Quality Assurance, Manufacturing Engineering, and Product Research and Development. Mr. Hsiang obtained his Master’s degree in Mechanical Engineering from the National Cheng Kung University in Taiwan in 1986.

Mr. Kuo-Hsin (Michael) Tsai. Mr. Tsai has been our Vice President and the General Manager of our Video Solutions Business Group since 2012. Prior to his current position, Mr. Tsai was the Associate Vice President of our Procurement Division during 2005 to 2008, Senior Associate Vice President of our IT Display Manufacturing team from 2007 to 2008, the head our Information Technology Business Group from 2008 to 2011 and Vice President of Video Solutions Business Group from 2011 to 2012. Prior to joining AUO, Mr. Tsai worked in various divisions at Acer Display, including Material Management and Procurement, and was also the Director of Suzhou module plant of Acer Display from 2002 to 2005. Mr. Tsai holds a Bachelor’s degree in Business Management from National Cheng Kung University and an Executive MBA degree from National Chiao Tung University in Taiwan in 2010.

Mr. Chien-Pin (James) Chen. Mr. Chen has been our Vice President and the General Manager of our Solar Business Group since 2010. Prior to his current position, Mr. Chen worked as research and development engineer at AUO from 1999 to 2000, Marketing Manager and Director of our Marketing Division from 2001 to 2005, Associate Vice President of our Desktop Display Business Unit from 2005 to 2007, Associate Vice President of our Information Technology Display Business Group in 2008, and Associate Vice President of Energy Project Office from 2008 to 2009, Senior Associate Vice President and Vice President of our Solar Business from 2009 to 2010. Prior to joining AUO, Mr. Chen served as the Director at the Industrial Technology Research Institute at Taiwan. Mr. Chen received his Bachelor’s and Master’s degrees in Control Engineering from National Chiao Tung University in Taiwan in 1995.

6.B.	Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributable earnings in cash to our directors as compensation. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—Articles of Incorporation—Dividends and Distributions.” The aggregate compensation paid in 2012 to the directors, independent directors, presidents and vice-presidents for their services was approximately NT$118.9 million (US$4.1 million) on a stand-alone basis.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. Our pension cost for the year ended December 31, 2012 was NT$875.9 million (US$30.2 million). See note 17 to our consolidated financial statements.

Our company, AU Optronics Corp., currently does not have any effective stock option plans.

6.C.	Board Practices

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, and Ding-Yuan Yang. Vivien Huey-Juan Hsieh is financially literate and has accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee.

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

6.D.	Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2010, 2011 and 2012.

	As of December 31,
Function	2010	2011	2012
Production	43,405	45,402	48,053
Technical(1)	10,210	9,310	9,553
Sales and marketing	817	1,662	2,185
Management and administration	2,964	3,637	3,056
Total	57,396	60,011	62,847

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2010, 2011 and 2012. Please refer to “Item 4.C. Organizational Structure” for information of our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2010	2011	2012
ROC	20,943	21,452	22,936
PRC	34,658	36,195	38,020
Others	1,795	2,364	1,891
Total	57,396	60,011	62,847

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

Our employees in Taiwan participate in our profit distributions under our articles of incorporation. Employees in Taiwan are entitled to receive stock bonus, cash or a combination of stock bonus and cash, based on a percentage of our annual distributed earnings. Prior to January 1, 2008, the amount allocated in shares is, subject to the resolution of our shareholders’ meeting, determined by valuing the shares at their par value, or NT$10.00 per share. Effective on January 1, 2008, the amount allocated in shares is determined by valuing the shares at the closing price on the last trading day before the shareholder’s meeting and paid to our employees in Taiwan based on individual performance and job seniority. Based on the relevant closing price, we paid NT$891.5 million in cash bonuses to our employees in 2011 with respect to 2010.

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

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and executive officers as of February 28, 2013. Share ownership information will include the common shares held by the legal entities represented by our directors and executive officers.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Kuen-Yao (K.Y.) Lee, Chairman	11,963,918	(1)	*
Lai-Juh (L.J.) Chen, Director	2,429,758	(2)	*
Shuang-Lang (Paul) Peng, Director, President	2,875,439	(3)	*
Cheng-Yih Lin, Director**	665,369,405	(4)	7.5%
Ko-Yung (Eric) Yu, Director**	665,344,692	(5)	7.5%
Ronald Jen-Chuan Chwang, Director***	224,950	(6)	*
Chang-Hai Tsai, Director****	200,000	(7)	*
Vivien Huey-Juan Hsieh, Independent Director	—		—
Mei-Yuen Ho, Independent Director	—		—
Ding-Yuan Yang, Independent Director	—		—
Andy Yang, Chief Financial Officer	427,259		*
F.C. Hsiang, Executive Vice President and General Manager of the Mobile Solution Business Group	4,641,733	(8)	*
Kuo-Hsin (Michael) Tsai, Vice President and General Manager of the Video Solution Business Group	1,845,516	(9)	*
Chien-Pin (James) Chen, Vice President and General Manager of the Solar Business Group	255,759		*

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.
**	Representative of Qisda.
***	Representative of BenQ Foundation.
****	Representative of An Ji Biomedical Corporation.
(1)	Including 10,512,153 shares directly held and 1,451,765 shares beneficially owned through spouse and minor children.
(2)	Including 2,339,118 shares directly held and 90,640 shares beneficially owned through spouse and minor children.
(3)	Including 2,463,660 shares directly held and 411,779 shares beneficially owned by spouse and minor children.

(4)
Including 1,770,785 shares directly held and 663,598,620 shares beneficially owned as a representative of Qisda. 595,258,840 shares beneficially owned shares were pledged and 263,459,530 pledged shares have no voting rights under ROC Company Act.

(5)
Including 1,554,049 shares directly held, 192,023 shares beneficially owned through spouse and minor children and 663,598,620 shares beneficially owned as a representative of Qisda. 595,258,840 shares beneficially owned shares were pledged and 263,459,530 pledged shares have no voting rights under ROC Company Act.

(6)	Including 124,950 shares directly held and 100,000 shares beneficially owned as a representative of BenQ Foundation.
(7)	Represents shares beneficially owned as a representative of An Ji Biomedical Corporation.
(8)	Including 1,484,330 shares directly held and 3,157,403 shares beneficially owned through spouse and minor children.
(9)	Including 1,747,917 shares directly held and 97,599 shares beneficially owned through spouse and minor children.

As of February 28, 2013, none of our directors or executive officers held any employee stock options from our company, AU Optronics Corp. None of our directors or executive officers has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Qisda Corporation (“Qisda”) is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific succeeded the name of BenQ Corporation. As of February 28, 2013, Qisda beneficially owned 7.5% of our outstanding shares. As of February 28, 2013, two of our ten directors are representatives of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of February 28, 2013, Quanta Computer beneficially owned 5.0% of our outstanding shares.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2013 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620*	7.5%	7.5%
Quanta Computer Inc. 211, Wen Hwa 2nd Road, Kuei Shan, Taoyuan 33377, Taiwan, ROC	443,930,307**	5.0%	5.0%
All directors as a group(1)	684,809,542	7.8%	7.8%

*
According to the Schedule 13G filed with the SEC on February 5, 2013, Qisda directly owned 663,598,620 of our common shares, representing approximately 7.5% of the outstanding Shares, as of December 31, 2012. Of the 663,598,620 common shares directly owned by Qisda, 400,139,090 shares have sole voting power and 263,459,530 shares have no voting rights pursuant to ROC Company Act. All 663,598,620 common shares directly owned by Qisda have sole dispositive power. We do not have further information with respect to any changes in Qisda’s beneficial ownership of our shares subsequent to December 31, 2012.

**
According to the Schedule 13G filed with the SEC on February 5, 2013, Quanta Computer Inc. directly owned 443,930,307 of our common shares, representing approximately 5.0% of the outstanding Shares, as of December 31, 2012. We do not have further information with respect to any changes in Quanta Computer Inc.’s beneficial ownership of our shares subsequent to December 31, 2012.

(1)
Calculated as the sum of: (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in personal capacity. This information is as of February 28, 2013.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of February 28, 2013, approximately 8,827.0 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 28, 2013, approximately 67.0 million shares in the form of ADSs were held of record by Cede & Co. and 22 other registered shareholders domiciled in and outside of the United States.

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

The following is a description of our material transactions with related parties in 2012. Please also see note 22 to our consolidated financial statements for further information.

Changhong (Hongkong) Trading Ltd. (“Changhong Trading”)

Changhong Trading is a substantive related party of BVCH Optronics (Sichuan) Corp. We sold television display panels to Changhong Trading. We generated net sales to Changhong Trading in the amount of NT$7,466.1 million (US$257.0 million) in 2012, and our receivables from these sales were NT$1,941.1 million (US$66.8 million) as of December 31, 2012.

BenQ Corporation (“BenQ”)

BenQ, an affiliate was 98.65% directly owned by Qisda as of December 31, 2012. We sold panels for monitors, mobile PCs and television sets to BenQ. We generated net sales to BenQ in the amount of NT$7,169.7 million (US$246.8 million) in 2012, and our receivables from these sales were NT$1,189.1 million (US$40.9 million) as of December 31, 2012.

TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”)

TCL Huizhou is a joint investor of Huizhou Bri-King Optronics Co., Ltd. We sold solar cells to TCL Huizhou. We generated net sales to TCL Huizhou in the amount of NT$7,115.2 million (US$244.9 million) in 2012, and our receivables from these sales were NT$748.8 million (US$25.8 million) as of December 31, 2012.

AUO SunPower Sdn. Bhd. (“AUSP”)

AUSP is a joint venture by Sunpower Corporation and AU Optronics Corporation. As of December 31, 2012, we indirectly own 50% of AUSP. We generated net sales to AUSP in the amount of NT$4,152.2 million (US$142.9 million) in 2012, and our receivables from these sales were NT$385.6 million (US$13.3 million) as of December 31, 2012.

Sichuan Changhong Opto-electrical Co., Ltd. (“Changhong Opto-electrical”)

Changhong Opto-electrical is a substantive related party of BVCH Optronics (Sichuan) Corp. We generated net sales to Changhong Opto-electrical in the amount of NT$3,269.2 million (US$112.5 million) in 2012, and our receivables from these sales were NT$1,198.5 million (US$41.3 million) as of December 31, 2012.

Forhouse Corporation (“Forhouse”)

We indirectly owned 25.87% of Forhouse as of December 31, 2012. We purchased backlight units from Forhouse in the amount of NT$18,964.2 million (US$652.8 million) in 2012, and our payables from these purchases were NT$4,173.3 million (US$143.7 million) as of December 31, 2012.

BenQ Material Corp. (“BMC”)

BMC, an affiliate of our company, was 13.61% directly owned by Qisda as of December 31, 2012. We purchased polarizers from BMC in the amount of NT$12,298.2 million (US$423.3 million) in 2012, and our payables from these purchases were NT$3,349.6 million (US$115.3 million) as of December 31, 2012.

Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ, an affiliate of our company, was 100% indirectly owned by Qisda as of December 31, 2012. We purchased backlight units from QCSZ in the amount of NT$4,767.8 million (US$164.1 million) in 2012, and our payables from these purchases were NT$1,846.3 million (US$63.6 million) as of December 31, 2012.

Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned  15.11% of Raydium as of December 31, 2012. We purchased driver-integrated circuits from Raydium in the amount of NT$8,193.7 million (US$282.1 million) in 2012 , and our payables from these purchases were NT$3,034.6 million (US$104.5 million) as of December 31, 2012.

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

Alleged Patent Infringements

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. We have retained legal counsel to handle the related matters. Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In April 2012, the court invalidated Anvik’s patents. However, Anvik has filed an appeal in July 2012. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware (“Delaware Court”) against us and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The court granted summary judgment in our favor in December 2011. Apeldyn has filed an appeal in September 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against us, our U.S. subsidiary, our customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. The ITC Judge’s preliminary determination made in January 2012 found that we did not infringe on Thomson’s patents. In June 2012, ITC affirmed the Administrative Law Judge’s initial determination of no violation of Section 337 ruled in our favor. Thomson has lodged an appeal in July 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Advanced Display Technologies of Texas, LLC (“ADTT”) filed a lawsuit in the United States District Court for the Eastern District of Texas Tyler Division against us, our U.S. subsidiary and other electronic devices companies, claiming infringement of certain of ADTT’s patents in the United States relating to the manufacturing of TFT-LCD panels. ADTT is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. We have entered into a settlement and a patent license agreement with ADTT in November 2012, under which ADTT agreed to dismiss all pending legal actions that have been filed against us.

On April 25, 2011, Eidos Display, LLC and Eidos III, LLC. (together “Eidos”) filed a lawsuit in the Eastern Texas Court against us, our U.S. subsidiary and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The Markman hearing was held and we are awaiting for the court’s ruling. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

On June 1, 2011, Samsung Electronics Co., Ltd. (“Samsung”) filed a complaint against us, our U.S. subsidiary and certain of our customers, seeking an investigation by the United States International Trade Commission (“ITC”) of alleged patent infringement. On the same day, Samsung also filed a lawsuit in the Delaware Court and the United States District Court for the Northern District of California (the “Northern California Court”) against us, our U.S. subsidiary and certain of our customers, claiming infringement of certain of Samsung’s patents relating to the manufacturing of TFT-LCD panels. Samsung sought, among other things, monetary damages for willful infringement and injunction against future infringement. On June 24, 2011, we and our U.S. subsidiary filed a complaint against Samsung, Samsung Electronics America, Inc., and certain of Samsung’s customers in the ITC of alleged patent infringement and on the same day also filed a complaint against Samsung, Samsung Electronics America, Inc., and certain of Samsung’s customers for patent infringement in the Delaware Court and in the Northern California Court. We sought, among other things, monetary damages for willful infringement and injunction against future infringement. In January 2012, we and Samsung entered into a Settlement and Patent Cross License Agreement and both parties agreed to dismiss all pending legal actions that have been filed against each other.

Investigation for Alleged Violation of Antitrust and Competition Laws

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations including but not limited by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the KFTC, the Japan Fair Trade Commission, the PRC National Development and Reform Commission and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is a non-exclusive list of the material antitrust proceedings against us.

United States

In June 2010, we, our U.S. subsidiary and certain our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In August 2010, the Northern California Court ordered Mr. H.B. Chen, our former Vice Chairman and Dr. Lai-Juh Chen, our former CEO and President to surrender their passport and barred them from leaving the Northern District of California without the court’s permission. In March 2012, the jury acquitted Dr. Lai-Juh Chen, but delivered a guilty verdict against us, our U.S. subsidiary, and individuals Mr. H.B. Chen and Dr. Hui Hsiung, our former directors. On September 21, 2012, the Northern California Court imposed a fine of US$500 million against us to be payable over three years and sentenced Mr. H.B. Chen and Dr. Hui Hsiung three years in prison and a fine of US$200 thousand. We paid the first installment of US$125 million in January 2013. We plan to pay the remaining three installments, each in the amount of US$125 million, in 2013, 2014 and 2015, respectively, subject to the outcome of the appeal. The Northern California Court placed our Company and our U.S. subsidiary on probation for three years, ordered us to publish the conviction and fine in three major trade publications in the U.S., as well as assigned a monitor and required us to adopt an effective antitrust compliance program. We and our U.S. subsidiary have lodged an appeal to the Ninth Circuit and are evaluating and reviewing the merits of this lawsuit on an on-going basis. We will take further appropriate actions depending on the developments of this lawsuit. Although the judgment is still subject to the appeal, we have recognized an additional provision of US$223 million to adjust the accrued liability for this matter to the full amount of the fine imposed by the third quarter of 2012 in accordance with the relevant accounting principles.

Canada

In 2006, we received a notice from the Canada Competition Bureau for investigations with respect to possible anticompetitive activities in the TFT-LCD industry. The Canada Competition Bureau notified us of the discontinuance of its investigation in February 2012.

Europe

In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities. We received DG COMP’s Statement of Objections in May 2009 and submitted our reply in July 2009. We and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on us. We paid the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court of the European Union to vigorously defend ourselves. The ultimate outcome of this case is still pending and it is anticipated to take at least two years. In November 2011, the DG COMP advised us that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. No determination has been made and we do not know when the investigation may be concluded. As with the prior EU investigation, we are cooperating with DG COMP and we intend to continue to cooperate as warranted as part of our ongoing defense of this matter. Our management is reviewing the merits of this lawsuit on an on-going basis.

Korea

The Korea Fair Trade Commission also requested certain information from us as part of their investigations in 2009. In December 2011, we were in receipt of a written decision made by the KFTC alleging the violation of competition rules in Korea conducted by a number of LCD manufacturers, including us and imposed fines on a number of LCD manufacturers, including us. The fine imposed by KFTC against us is 28,442,000,000 Korean Won. We paid the full amount of the fine and filed a complaint for objection in the KFTC and also filed an appeal in the Seoul High Court. In February, we were notified by the KFTC of a 30% reduction of the fine. In March 2012, KFTC refunded the reduced fine to us.

Japan

In 2007, the Japan Fair Trade Commission requested certain information from us as part of their investigations. As of the date of this annual report, no decision has been issued by the Japan Fair Trade Commission and we believe that the statutory time period by which the Japan Fair Trade Commission is required to have issued a decision has lapsed.

China

In December 2012, we were ordered by the PRC National Development and Reform Commission to refund certain overcharge in the amount of RMB21.89 million for alleged involvement in anticompetitive price fixing practices in the sale of LCD panels to PRC customers between 2001 and 2006. We have co-operated with the PRC National Development and Reform Commission and refunded the full amount of the alleged overcharged in January 2013.

Taiwan

In January 2009, the Taiwan Fair Trade Commission visited our office in Taiwan and requested certain information from us as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified us of the termination of its investigation.

Brazil

We received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations. In January 2013, the Secretariat of Economic Law of Brazil initiated official proceedings against us. We will continue to cooperate with the Secretariat of Economic Law of Brazil and file an official response letter pursuant to the applicable local rules. Our management is reviewing the merits of this proceeding on an on-going basis.

Antitrust Civil Actions Lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against us and/or our subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the Northern California Court. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies: direct purchasers and indirect purchasers.

In March 2012, we and our U.S. subsidiary reached an agreement with direct purchaser plaintiffs (“DPP”), for a settlement payment of US$38 million in two installments. Under the settlement agreement, the DPP will release us and our U.S. subsidiary of claims for monetary relief held by the previously certified direct purchaser class. The settlement has obtained preliminary approval in July 2012 and obtained final approval by the Northern California Court in December 2012. We have fully recognized the full amount of the settlement payment in the second quarter of 2012. We have paid partial settlement amount to the designated account in 2012, and as of the date of this annual report, we have fully paid the remainder.

In June 2012, we and our U.S. subsidiary reached an agreement with the indirect purchaser plaintiffs (“IPP”) and with the state attorneys general of eight states namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin The agreement provides for payment of US$161.5 million by us in two installments, prohibition against further anticompetitive behavior and the implementation of an antitrust compliance program. Under the settlement agreement, the IPP will release us and our U.S. subsidiary from all claims for monetary relief and all claims for injunctive relief held by indirect purchasers in the certified relief classes. In addition, the eight settling states separately agreed to release us and our U.S. subsidiary from claims for civil penalties and fines arising on or before December 31, 2006 in exchange for an additional aggregate payment of approximately US$8.5 million to the eight settling states. The agreement was preliminarily approved by the Northern California Court in July 2012 and is pending final approval by the Northern California Court. We have recognized the full amount of the settlement payment in the second quarter of 2012. We have paid partial settlement amount to the designated account in 2012, and as of the date of this annual report, we have fully paid the remainder.

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corp, Dell, HP, Kmart Corp, Kodak, Tracfone, Motorola Inc. (“Motorola”), Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, Sony, Target Corp., TechData Corporation, Viewsonic and other various business entities, filed civil lawsuits against a number of LCD manufacturers including us in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. In the fourth quarter of 2012, we entered into settlement agreements with each of AT&T, HP, Dell and Nokia and recognized the amounts of those settlement payments in accordance with the applicable accounting principles. The first track of plaintiffs that have opted out of the class cases are set for trial in June 2013. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of certain of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York, Illinois, Florida, Oregon, Wisconsin, Missouri, Arkansas, Michigan, Washington, West Virginia, California, South Carolina, Mississippi, Oklahoma and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including us. In June 2012, we have settled with state attorneys general of eight states namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin. We have retained counsel to handle the related matters for the litigation between the remaining states. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, of certain of these lawsuits is currently not estimable. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

We have made provisions with respect to certain, but not all, civil lawsuits as the management deems appropriate. See note 27(e) of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will revisit the issue of adjusting the said provisions from time to time as we deem appropriate. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

In addition to the matters described above, we are also a party to other litigations or proceedings that arise during our ordinary course of business. Except as mentioned above, we are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

Other Litigations

On January 28, 2013, Copytele Inc. (“Copytele”) filed a complaint against AUO, our U.S. subsidiary, E Ink Holdings Inc and E Ink Corporation in the Northern California Court, claiming breach of contract, fraud and other alleged anti-competitive acts.  Copytele is seeking, among other things, unspecified monetary damages.  We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, of certain of these lawsuits is currently not estimable. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

Qisda-related Events and Proceedings

The following is a description of Qisda-related events and proceedings:

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

Thomson Licensing SAS of France and Thomson Licensing LLC of the US (collectively “Thomson Licensing”) filed complaints in the Delaware Court and the ITC in 2010, alleging that certain display products of Qisda have infringed its patents and are seeking monetary damages, as well as an injunction against import of the allegedly infringing products. ITC issued its initial determination in January 2012 stating that most of Qisda’s products do not infringe patents asserted by Thomson Licensing, except for certain products incorporating LCD panels supplied by Chi Mei Innolux Corporation. Thomson Licensing has petitioned for reconsideration of the initial determination. On June 15, 2012, ITC affirmed the Administrative Law Judge’s initial determination of no violation of Section 337 ruled in Qisda’s favor. Thomson Licensing has lodged an appeal in July 2012.

Proceedings Related to Our Directors and Senior Management

The following is a description of proceedings related to our Directors and senior management:

In June 2010, we, our U.S. subsidiary and certain our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act, including Mr. H.B. Chen, our former Vice Chairman, Dr. Lai-Juh Chen, our former CEO and President, and Dr. Hui Hsiung, our former director representing Qisda. In March 2012, the jury acquitted Dr. Lai-Juh Chen, and delivered a guilty verdict against Mr. H.B. Chen and Dr. Hui Hsiung. In September 2012, the Northern California Court sentenced Mr. H.B. Chen and Dr. Hui Hsiung three years in prison and a fine of US$200 thousand. In October 2012, Mr. H.B. Chen resigned from our Company and Qisda changed its representative on our board of directors from Hui Hsiung to Mr. Cheng-Yih Lin. See “—Investigation for Alleged Violation of Antitrust and Competition Laws—United States” for more information.

8.A.8.	Dividends and Dividend Policy

We distributed a cash dividend of NT$0.4 per share on July 13, 2011 for the year 2010. On June 13, 2012, our annual shareholder’s meeting approved the board of director’s proposal to not distribute any dividend for 2011 due to the net loss for the year ended December 31, 2011. In February 2013, our board of directors passed a resolution not to distribute any dividend for 2012 due to net loss for the year ended December 31, 2012. However, this proposal will be subject to the resolution of our annual shareholders’ meeting.

Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover the loss for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve unless previously allocated legal reserve has already amounted to our paid-in capital. Certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

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

Our shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the number “2409.” Our ADSs have been listed on the New York Stock Exchange under the symbol “AUO” since May 2002. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the shares and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for the shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per Common Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
2008	62.70	18.30	70,171.9	20.66	5.02	3,343.9
2009	38.90	23.05	62,016.6	12.12	6.66	3,999.6
2010	42.00	27.30	49,916.2	13.25	8.58	2,850.0
2011	30.35	11.90	50,191.7	10.44	3.77	2,528.8
First Quarter	30.35	24.35	39,554.9	10.44	8.17	2,681.3
Second Quarter	26.00	19.35	43,873.7	8.94	6.72	2,749.2
Third Quarter	19.55	12.00	53,705.7	6.91	3.96	2,615.4
Fourth Quarter	15.00	11.90	62,117.9	5.04	3.77	2,070.4
2012	17.40	8.21	77,985.9	5.89	2.74	1,190.7
First Quarter	17.40	12.85	81,200.6	5.89	4.25	1,459.0
Second Quarter	15.20	11.10	41,134.6	5.03	3.67	1,013.9
Third Quarter	12.15	8.21	80,767.0	4.07	2.74	999.1
Fourth Quarter	14.15	10.20	108,096.5	4.81	3.35	1,297.0
September	11.65	9.20	121,624.9	3.93	3.11	1,096.3
October	11.90	10.20	72,620.0	3.98	3.35	1,141.2
November	12.35	11.00	93,355.1	4.12	3.79	1,303.3
December	14.15	12.50	160,705.9	4.81	4.30	1,453.8
2013
January	13.75	11.50	119,129.5	4.78	3.91	1,940.7
February	13.15	11.10	105,720.2	4.34	3.81	1,134.1
March (through March 8, 2013)	13.35	12.70	101,674.2	4.48	4.19	849.3

(1)	Each ADS represents the right to receive 10 common shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

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

Objects and Purpose

The scope of our business as set forth in Article 2 of our articles of incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, organic light emitting diodes and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active-matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, solar cell, modules, and related system and service, new green energy-related system and service, original design manufacturing and original equipment manufacturing business for flat panel display products and the simultaneous operation of a trade business relating to our business.

Directors

Our board of directors is elected by our shareholders and is responsible for the management of our business. Our articles of incorporation provide that our board of directors is to have between seven to eleven members. Currently, our board of directors is composed of ten directors. The chairman of our board is elected by the directors. The chairman presides at all meetings of our board of directors and also has the authority to represent, sign for, and bind our company. The term of office for our directors is three years.

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. The FSC has promulgated such compulsory ruling on February 20, 2013, and all public companies meeting certain conditions provided in the above FSC’s ruling shall, retain an audit committee no later than the expiration of the term of the current directors and supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho and Ding-Yuan Yang.

Pursuant to the ROC Company Law, the election of our directors is conducted by means of cumulative voting. The most recent election for all of the directors was held on June 18, 2010. We have adopted a candidate nomination system for the election of directors.

Pursuant to the ROC Company Law, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, four of our directors are representatives of other legal entities, as shown in “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Directors.”

The present members of the board of directors took office on June 18, 2010. Our shareholders will elect new directors at the 2013 annual meeting.

For information regarding a director’s power to vote on a proposal, arrangement or contract in which the director is materially interest, please review our related party transaction approval process described in “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Shares

As of February 28, 2013, our authorized share capital was NT$120 billion, divided into 12 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 8,827,045,535 shares were issued.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. In September 2011, we purchased from the market US$100 million of the outstanding bonds at a cost of US$78.7 million. The bonds are convertible by holders at any time until 10 days before maturity.  The current conversion price is NT$39.90 per common share. As of December 31, 2012, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds were US$700 million. Upon full conversion, the outstanding bonds would be converted to 539,964,912 common shares if based on the current conversion price, representing approximately 6.1% of our outstanding shares at the end of December 31, 2012. See “Item 3. Key Information—3.D. Risk Factors─ Risks Related to Our ADSs and Our Trading Market─ Our equity holders may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.”

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a report to, the FSC and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. Nevertheless, the preemptive rights provisions will not apply to offerings of new shares through private placements approved at a shareholders’ meeting.

Register of Shareholders and Record Date

For our shareholders who have opened Taiwan Depository & Clearing Corporation book-entry accounts, our register of such shareholders is maintained by the database of Taiwan Depository & Clearing Corporation. For our shareholders who have not opened Taiwan Depository & Clearing Corporation book-entry accounts, our register of such shareholders is maintained by our share registrar, Taishin International Bank, Stock Affairs Department. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each general meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

Transfer of Shares

Under the ROC Company Law, shares are transferred by endorsement and delivery of the related share certificates. However, settlement of trading of shares of a listed company, such as our company, generally is carried out on the book entry system maintained by the Taiwan Depository & Clearing Corporation. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar.

Shareholders’ Meetings

We are required to hold an annual general shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one written proposal for discussion at our annual general shareholders’ meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any member of our audit committee may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual general shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business or properties of another company which would have a significant impact on our operations;

•	execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of our business to other persons;

•	the distribution of any stock dividend; or

•	the removal of directors.

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

If any shareholder is represented at a general or extraordinary shareholders’ meeting by proxy, a valid proxy form must be delivered to us five days before the commencement of the general or extraordinary shareholders’ meeting. Voting rights attached to our shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

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

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. At the shareholders’ annual general meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of shares or a combination of cash and shares. Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve until our legal reserve equals our paid-in capital and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

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

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—8.A.8. Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends.”

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

Shareholders may bring suit against our directors under the following circumstances:

•
Shareholders who have continuously held 3% or more of the total number of issued and outstanding shares for a period of one year or longer may request in writing that an audit committee institute an action against a director on our behalf. In case the audit committee fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

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

The ROC’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million and US$5 million, respectively, each calendar year. A requirement is also imposed on all private enterprises to report all medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend, and consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%.

Capital Gains

Non-ROC resident entities are exempt from ROC income tax on capital gains from sale or disposition of shares (including shares that were withdrawn from depositary receipt facilities).  However, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on net capital gains from the sale or disposal of shares.  Capital loss incurred from the sale or disposition of shares can be deducted from capital gains in the same calendar year when calculating the net capital gains and income tax liability, but cannot be carried forward.  In addition, only 50% of the net capital gains will be subject to ROC income tax if a non-ROC resident individual has directly held the underlying shares for one year or longer. By way of example, the tax agent of a non-ROC resident individual is required to pay any income tax payable and file an income tax return in May 2014 for the net capital gains that the non-ROC resident individual generates in year 2013. Sales of ADSs by non-ROC resident holders (as opposed to sale of our common shares) are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

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

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax.  Moreover, as discussed under Section “—Capital Gains” above, while non-ROC resident entities are exempt from income tax on capital gains, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on capital gains. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at the rate of 20% regardless of whether the non-ROC resident is an individual or an entity.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-ROC resident holders of our ADSs or shares.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany and Thailand, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code, as defined below) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare Contribution Tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

•	tax-exempt entities, including “individual retirement accounts”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•
persons holding ADSs or shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or shares;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding ADSs or shares through a partnership or other pass-through entity; or

•	persons holding ADSs or shares in connection with a trade or business conducted outside of the United States.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates for dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of ROC taxes and the availability of the preferential rates applicable to dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

You are urged to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of ADSs or shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

This discussion assumes that we were not a passive foreign investment company for our 2012 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in your ADSs or shares and then as gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (the amount of ROC tax may be reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations- Dividends; -Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2012 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property.  U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

Dividends paid in New Taiwan dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss, which will be U.S. source, if you convert the amount of such dividend into U.S. dollars after the date of receipt.

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of the ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally should constitute “passive category income”. The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2012 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

In addition, if we were a PFIC with respect to a particular U.S. Holder for the taxable year in which we pay a dividend or the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If you own ADSs or shares during any year in which we are a PFIC, you may be required to file a report containing such information as the U.S. Treasury may require.

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

Certain U.S. Holders who are individuals may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ADSs or shares.

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

As of December 31, 2012, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$766.4 million and JPY12,773.5 million (US$147.4 million), respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$609.9 million and JPY33,336.5 million (US$384.8 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,312.4 million as of December 31, 2012, which represents 89.8% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of JPY870.5 million (US$10.0 million)attributable to our Japanese operations as of December 31, 2012, which represents 0.7% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,962.9 million and JPY43,597.4 million (US$503.2 million), respectively, relating to our overseas vendors.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We incur debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. We use interest rate swaps to modify our exposure to interest rate movements and reduce the volatility of borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate.

As of December 31, 2012, we had 59 outstanding interest rate swap agreements with 13 major international financial institutions, having a total notional principal amount of NT$14,222.2 million (US$489.6 million). As of December 31, 2011, we had 89 outstanding interest rate swap agreements with 17 major international financial institutions, having a total notional principal amount of NT$24,777.8 million.

 The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2012 and December 31, 2011, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date								Fair Value at December 31, 2012
	2013	2014	2015		2016	2017	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	609,924	—	—		—	—	—	609,924	609,924
Average interest rate	0.479%	—	—		—	—	—	0.479%	—
Fixed rate (NT$)	2,500,000	—	—		—	—	—	2,500,000	2,500,000
Average interest rate	0.575%	—	—		—	—	—	0.575%	—
Fixed rate (JPY)	33,336,478	—	—		—	—	—	33,336,478	33,336,478
Average interest rate	0.380%	—	—		—	—	—	0.380%	—
Fixed rate (CNY)	1,477,677	—	—		—	—	—	1,477,677	1,477,677
Average interest rate	1.880%	—	—		—	—	—	1.880%	—
Fixed rate (EUR)	53,000	—	—		—	—	—	53,000	53,000
Average interest rate	0.050%	—	—		—	—	—	0.050%	—
Liabilities Bonds:
Unsecured (NT$)	—	—	20,388,200		—	—	—	20,388,200	21,598,083
Fixed rate	—	—	15.34	%(1)	—	—	—	5.113%	—
Long-term Loans:
Fixed rate (NT$)	—	—	—		—	—	—	—	—
Average interest rate	—	—	—		—	—	—	—	—
Variable rate (NT$)	45,490,589	60,902,594	45,268,005		39,127,792	2,119,432	—	192,908,412	192,908,412
Average interest rate	2.276%	2.284%	2.377%		2.460%	4.087%	—	2.322%	—
Interest Rate Swaps(2)
Variable to fixed (NT$)	—	14,222,222	—		—	—	—	14,222,222	(58,547)
Pay rate	—	1.331%	—		—	—	—	1.331%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary fixing rate settled quarterly (0.9% on December 28, 2012).

	Expected Maturity Date								Fair Value at December 31, 2011
	2012	2013	2014	2015		2016	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	639,250	—	—	—		—	—	639,250	639,250
Average interest rate	1.085%	—	—	—		—	—	1.085%	—
Fixed rate (NT$)	10,690,940	—	—	—		—	—	10,690,940	10,690,940
Average interest rate	0.575%	—	—	—		—	—	0.575%	—
Fixed rate (JPY)	29,002,208	—	—	—		—	—	29,002,208	29,002,208
Average interest rate	0.430%	—	—	—		—	—	0.430%	—
Fixed rate (CNY)	1,363,700	—	—	—		—	—	1,363,700	1,363,700
Average interest rate	1.589%	—	—	—		—	—	1.589%	—
Liabilities Bonds:
Secured (NT$)	3,500,000	—	—	—		—	—	3,500,000	3,574,268
Fixed rate	2.900%	—	—	—		—	—	2.900%	—
Unsecured (NT$)	64,383	—	—	21,203,000		—	—	21,267,383	21,851,511
Fixed rate	0.003%	—	—	15.34	%(1)	—	—	3.833%	—
Long-term Loans:
Fixed rate (NT$)	131,107	18,730	—	—		231,607	—	381,444	381,444
Average interest rate	1.676%	1.471%	—	—		1.450%	—	2.334%	—
Variable rate (NT$)	42,737,182	47,476,931	51,107,608	33,622,286		23,631,618	—	198,575,625	198,575,625
Average interest rate	2.325%	2.381%	2.428%	2.597%		2.542%	—	2.400%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	3,444,445	—	21,333,333	—		—	—	24,777,778	(198,398)
Pay rate	2.484%	—	1.331%	—		—	—	1.492%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary middle rate settled quarterly (0.9% on December 31, 2011).

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the Japanese yen and the U.S. dollar. We enter into short-term foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for the purchase of raw materials and components and capital expenditures denominated in U.S. dollars and Japanese Yen. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated assets and liabilities are accrued in the period of the exchange rate changes on a monthly basis. The contracts have maturity dates that do not exceed six months.

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2012 and December 31, 2011:

December 31, 2012
(in thousands)
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$64,000
Average contractual exchange rate	NT$29.04 per US$
Contracts to sell NT$/Buy US$
Aggregate contract amount	NT$6,862,600
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR105,000
Average contractual exchange rate	JPY103.80 per EUR
Contracts to sell CZK/Buy EUR
Aggregate contract amount	CZK40,448
Average contractual exchange rate	EUR0.04 per CZK
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$3,664,557
Average contractual exchange rate	JPY2.87 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$222,000
Average contractual exchange rate	JPY82.25 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$194,000
Average contractual exchange rate	CNY6.27 per US$
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY162,677
Average contractual exchange rate	US$0.16 per CNY
Contracts to sell JPY/Buy US$
Aggregate contract amount	JPY65,850
Average contractual exchange rate	US$0.01 per JPY
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$12,100
Average contractual exchange rate	SGD1.22 per US$
Fair value of all forward contracts(1)	NT$(780,380)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

December 31, 2011
(in thousands)
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$39,500
Average contractual exchange rate	NT$30.26per US$
Contracts to sell NT$/Buy US$
Aggregate contract amount	NT$181,677
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR72,000
Average contractual exchange rate	JPY102.00 per EUR
Contracts to sell CZK/Buy EUR
Aggregate contract amount	CZK47,747
Average contractual exchange rate	EUR0.04 per CZK
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$392,175
Average contractual exchange rate	JPY2.58 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$310,846
Average contractual exchange rate	JPY77.75 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$71,500
Average contractual exchange rate	CNY$6.35 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$6,000
Average contractual exchange rate	SGD 1.30 per US$
Contracts to sell JPY/Buy US$
Aggregate contract amount	JPY32,925
Average contractual exchange rate	US$0.02 per JPY
Fair value of all forward contracts(1)	NT$68,098

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities.

Not applicable.

12.B.	Warrants and Rights.

Not applicable

12.C.	Other Securities.

Not applicable

12.D.	American Depositary Shares.

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

Payment received by us

In 2012, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$16,201.75
Reimbursement of ADR holders identification expenses	US$28,679.32
Reimbursement of Legal Fees	—
Reimbursement to Issuer	US$502,515.16
Tax Payment to the IRS	US$233,514.56
Total	US$780,910.79

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 14, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG
Hsinchu, Taiwan (Republic of China)
March 14, 2013

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A.	Audit Committee Financial Expert

Our board of directors has determined that Vivien Huey-Juan Hsieh is an audit committee financial expert and is independent as defined under NYSE Section 303A.02. Ms. Hsieh received a Ph.D. in Finance and has acquired financial expertise through her role as a supervisor at a company where her responsibilities include examining the business and financial conditions of the company and supervising certified public accountants in their examination of the same.

16.B.	Code of Ethics

We have adopted a code of business conduct and ethics, which applies to officers and employees but not directors and does not include any waiver of the code for executive officers or directors that may be made only by the board or a board committee. Our code of business conduct and ethics contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws) and encouraging the reporting of any illegal or unethical behavior, as well as compliance standards and procedures that will facilitate the operation of the code and ensure the prompt and consistent action against violations of the code. We will continue to address violations of the code of business conduct and ethics contained in our code of business conduct and ethics and will continue to consider a separate code of ethics with the board of directors should the need arise.

16.C.	Principal Accountant Fees and Services

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2011 and 2012.
	Year Ended December 31,
Services	2011	2012
	NT$	NT$
	(in thousands)
Audit Fees (1)	70,362	69,621

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

16.D.	Exemptions From the Listing Standards for Audit Committees.

Not applicable.

16.E.	Purchases of Equity Securities By the Issuer and Affiliated Purchasers.

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

16.G.	Corporate Governance

Our corporate governance practices are governed by applicable ROC law, specifically, the ROC Company Act and the ROC Securities and Exchange Law, and our articles of incorporation. Also, because our shares are registered with the SEC and are listed on the New York Stock Exchange (“NYSE”), we are subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.

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
ROC law does not require a public company to have a majority of independent directors on its board of directors. ROC law requires public companies meeting certain criteria to have two independent directors but no less than one-fifth of the total number of our directors. We have three independent directors on our ten-member board of directors.

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

Our board of directors has affirmatively determined that our three independent directors have no material relationship with us.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement. ROC law does not allow separate board meetings to be held by part but not all of the directors of the board.

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

We established a compensation committee on August 30, 2011 to meet the requirements under the ROC law, including appointing Vivien Huey-Juan Hsieh, Mei-Yuen Ho, and Ding-Yuan Yang, all of our independent directors, as the members of the compensation committee. We have a written charter to establish certain minimum responsibilities in accordance with ROC law.

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.
Under ROC law, shareholders’ approval is required for (i) the distribution of employee bonuses, (ii) any issuance of restricted stocks to employees, and (iii) employee stock option plans with exercise price lower than the closing price of the company’s stocks as of the issuance date. Other than the above, under ROC law, the board of directors has authority to approve employee stock option plans with exercise price equal to or higher than the closing price of the company’s stocks as of the issuance date, and to grant options to employees pursuant to such plans, subject to the approval of the FSC , and to approve share buy-back programs and the transfer of shares to employees under such programs.

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
There is no ROC mandatory requirement to adopt a code of business conduct and ethics. We have adopted a code of business conduct and ethics, which applies to officers and employees but not directors and does not include any waiver of the code for executive officers or directors that may be made only by the board or a board committee. Our code of business conduct and ethics contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws) and encouraging the reporting of any illegal or unethical behavior, as well as compliance standards and procedures that will facilitate the operation of the code and ensure the prompt and consistent action against violations of the code.

16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Balance Sheets of AU Optronics Corp. and subsidiaries as of December 31, 2011 and 2012.

(c)	Consolidated Statements of Operations of AU Optronics Corp. and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(d)	Consolidated Statements of Stockholders’ Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2010, 2011 and 2012.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation (English translation).

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

Date: March 15, 2013

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2010, 2011 and 2012

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the Republic of China.

The consolidated financial statements as of and for the year ended December 31, 2012, have been translated into United States dollars solely for the convenience of the readers.  We have audited the translation, and in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 3(zb) to the consolidated financial statements.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 27 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control－Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
March 14, 2013

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and US dollars)

	2011	2012
	NT$	NT$	US$
Assets
Current assets:
Cash and cash equivalents (note 4)	90,836,668	77,425,691	2,665,256
Notes and accounts receivable, net (note 8)	44,747,926	36,357,450	1,251,547
Receivables from related parties, net (note 22)	6,783,605	6,191,079	213,118
Other receivables from related parties (note 22)	191,499	91,185	3,139
Other current financial assets (notes 8 and 23)	1,280,078	1,615,510	55,611
Inventories, net (note 9)	47,881,948	42,585,982	1,465,955
Prepayments and other current assets (notes 23 and 24)	8,562,426	9,665,336	332,714
Equity investment held for sale (note 10)	-	116,390	4,007
Deferred tax assets－current (note 19)	2,304,158	1,663,795	57,274
Financial assets measured at fair value－current (note 7)	85,621	23,621	813
Total current assets	202,673,929	175,736,039	6,049,434
Long-term investments:
Equity-method investments (note 10)	15,917,335	13,811,600	475,442
Available-for-sale financial assets－noncurrent (notes 5 and 23)	436,774	235,134	8,094
Financial assets measured at fair value－noncurrent (note 7)	175	66	2
Financial assets carried at cost－noncurrent (notes 6 and 10)	1,487,795	1,341,890	46,193
Total long-term investments	17,842,079	15,388,690	529,731
Property, plant and equipment (notes 11, 22 and 23):
Land	9,365,481	9,144,050	314,769
Buildings	123,995,592	126,275,265	4,346,825
Machinery and equipment	730,389,859	736,512,889	25,353,284
Other equipment	39,394,042	36,975,216	1,272,813
	903,144,974	908,907,420	31,287,691
Less: Accumulated depreciation	(572,623,757)	(616,709,587)	(21,229,246)
Accumulated impairment	-	(2,453,916)	(84,472)
Construction in progress	8,259,938	9,314,590	320,640
Prepayments for purchases of land and equipment	19,697,808	14,934,259	514,088
Net property, plant and equipment	358,478,963	313,992,766	10,808,701
Intangible assets:
Goodwill (note 12)	11,456,176	11,280,595	388,316
Technology-related fees (notes 12 and 24)	3,971,926	3,652,303	125,725
Total intangible assets	15,428,102	14,932,898	514,041
Other assets:
Idle assets, net (note 11)	1,697,615	2,364,803	81,405
Refundable deposit	404,751	297,692	10,248
Deferred charges	3,321,469	2,955,729	101,746
Deferred tax assets－noncurrent (note 19)	11,064,101	12,341,891	424,850
Restricted cash in bank (note 23)	158,509	390,592	13,445
Long-term prepayments for materials and others (notes 17 and 24)	1,708,626	1,401,413	48,241
Total other assets	18,355,071	19,752,120	679,935
Total Assets	612,778,144	539,802,513	18,581,842

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and US dollars, except for par value)

	2011	2012
	NT$	NT$	US$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (note 13)	7,850,793	8,620,050	296,731
Notes payable and accounts payable	65,244,893	65,695,688	2,261,469
Payables to related parties (note 22)	17,454,179	15,814,928	544,404
Accrued expenses and other current liabilities (notes 10, 14 and 24)	47,295,070	40,495,553	1,393,995
Financial liabilities measured at fair value－current (note 7)	17,523	804,001	27,676
Other payables to related parties (note 22)	168,004	76,011	2,617
Equipment and construction in progress payable (note 22)	18,761,731	14,597,502	502,496
Current installments of long-term borrowings (notes 16 and 23)	42,868,289	45,490,589	1,565,941
Current installments of bonds payable (notes 14 and 23)	3,564,383	-	-
Total current liabilities	203,224,865	191,594,322	6,595,329
Long-term liabilities:
Financial liabilities measured at fair value－noncurrent (note 7)	176,226	54,000	1,859
Convertible bonds payable (note 15)	21,787,128	21,598,083	743,480
Long-term borrowings, excluding current installments (notes 16 and 23)	156,088,780	147,417,823	5,074,624
Hedging derivative financial liabilities－noncurrent (note 7)	198,360	58,547	2,015
Long-term payables－excluding current installments and others (notes 10 and 24)	1,290,740	1,082,109	37,250
Unearned revenue (note 24)	6,617,500	5,338,926	183,784
Total long-term liabilities	186,158,734	175,549,488	6,043,012
Other liabilities (notes 17 and 24)	2,117,607	9,423,221	324,379
Total liabilities	391,501,206	376,567,031	12,962,720
Stockholders’ equity (notes 5, 7, 10, 15 and 18):
Capital stock:
Common stock, NT$10 par value	88,270,455	88,270,455	3,038,570
Capital surplus	117,709,063	114,384,422	3,937,502
Retained earnings:
Legal reserve	15,875,372	-	-
Accumulated deficits	(18,347,855)	(54,614,704)	(1,880,024)
	(2,472,483)	(54,614,704)	(1,880,024)
Others:
Cumulative translation adjustments	2,021,571	1,101,768	37,927
Minimum pension liability	(1,316)	(1,933)	(67)
Unrealized gains (losses) on financial instruments	(138,574)	10,847	373
	1,881,681	1,110,682	38,233
	205,388,716	149,150,855	5,134,281
Minority interests	15,888,222	14,084,627	484,841
Total stockholders’ equity	221,276,938	163,235,482	5,619,122
Commitments and contingent liabilities (note 24)
Total Liabilities and Stockholders’ Equity	612,778,144	539,802,513	18,581,842

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and US dollars, except for earnings per share)

	2010	2011	2012
	NT$	NT$	NT$	US$

Net sales (note 22)	467,157,964	379,711,878	378,470,935	13,028,260
Cost of goods sold (notes 9 and 22)	430,859,371	407,899,195	387,145,972	13,326,884
Gross profit (loss)	36,298,593	(28,187,317)	(8,675,037)	(298,624)
Operating expenses (note 22):
Selling	8,641,453	9,636,557	9,802,235	337,427
General and administrative	10,736,924	11,208,846	9,216,436	317,261
Research and development	6,423,552	8,625,812	10,170,966	350,119
	25,801,929	29,471,215	29,189,637	1,004,807
Operating income (loss)	10,496,664	(57,658,532)	(37,864,674)	(1,303,431)
Non-operating income and gains:
Interest income	286,798	403,538	476,117	16,390
Investment gains recognized by equity method, net (note 10)	681,331	-	347,211	11,952
Gains on sale of investment securities, net (note 10)	1,527,229	3,080,716	455,531	15,681
Foreign currency exchange gains, net	-	-	1,988,284	68,443
Gains on valuation of financial instruments, net (note 7)	3,986,083	744,072	-	-
Other income (notes 15 and 22)	2,302,755	3,262,032	2,924,416	100,668
	8,784,196	7,490,358	6,191,559	213,134
Non-operating expenses and losses:
Interest expenses (notes 14 and 15)	4,233,127	4,876,254	5,731,213	197,288
Foreign currency exchange losses, net	3,581,120	94,732	-	-
Depreciation of idle assets	859,193	1,002,771	594,364	20,460
Investment losses recognized by equity method, net (note 10)	-	63,943	-	-
Asset impairment losses (notes 5, 10, 11 and 12)	-	479,966	4,799,673	165,221
Losses on valuation of financial instruments, net (note 7)	-	-	1,260,588	43,394
Provisions for potential litigation losses and others (notes 22 and 24)	2,011,439	8,966,289	11,211,629	385,942
	10,684,879	15,483,955	23,597,467	812,305
Earnings (loss) before income taxes	8,595,981	(65,652,129)	(55,270,582)	(1,902,602)
Income tax (expense) benefit (note 19)	(1,187,894)	4,205,079	(636,422)	(21,908)
Net income (loss)	7,408,087	(61,447,050)	(55,907,004)	(1,924,510)
Attributable to:
Equity holders of the parent company	6,692,657	(61,263,814)	(54,614,704)	(1,880,024)
Minority interest	715,430	(183,236)	(1,292,300)	(44,486)
Net income (loss)	7,408,087	(61,447,050)	(55,907,004)	(1,924,510)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations (continued)

Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and US dollars, except for earnings per share)

	2010	2011	2012
	NT$	NT$	NT$	US$

Earnings (loss) per share－Basic (note 20):
Basic EPS－net income (loss)	0.76	(6.94)	(6.19)	(0.21)

Earnings (loss) per share－Diluted (note 20):
Diluted EPS－net income (loss)	0.70	(6.94)	(6.19)	(0.21)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and shares)

	Capital stock			Retained earnings		Others
	Number of shares	Amount	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2010	8,827,046	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	1,089,644	12,831,855	274,918,992
Embedded conversion options derived from convertible bonds	-	-	101,787	-	-	-	-	-	101,787
Unrealized gains (losses) on available-for-sale financial assets, net	-	-	-	-	-	-	(747,324)	592	(746,732)
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	181,415	34	181,449
Foreign currency translation adjustments	-	-	-	-	-	(631,837)	-	12,458	(619,379)
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	-	-	873,870	-	(439,665)	-	42,893	701,735	1,178,833
Net income	-	-	-	-	6,692,657	-	-	715,430	7,408,087
Adjustments for changes in minority interests	-	-	-	-	-	-	-	(98,480)	(98,480)
Balance at December 31, 2010	8,827,046	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	566,628	14,163,624	282,324,557

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars, and shares)

	Capital stock			Retained earnings		Others
	Number of shares	Amount	Capital surplus	Legal reserve	Unappropriated retained earnings (Accumulated deficits)	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2011	8,827,046	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	-	566,628	14,163,624	282,324,557
Appropriation for legal reserve	-	-	-	669,266	(669,266)	-	-	-	-	-
Cash dividends	-	-	-	-	(3,530,818)	-	-	-	-	(3,530,818)
Unrealized losses on available-for-sale financial assets, net	-	-	-	-	-	-	-	(750,395)	(431)	(750,826)
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	-	76,863	376	77,239
Foreign currency translation adjustments	-	-	-	-	-	967,675	-	-	332,925	1,300,600
Adjustments to capital surplus, minimum pension liability and unrealized losses on financial instruments for changes in investees’ equity	-	-	1,761,258	-	-	-	(1,316)	(31,670)	(1,270,657)	457,615
Net loss	-	-	-	-	(61,263,814)	-	-	-	(183,236)	(61,447,050)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	2,845,621	2,845,621
Balance at December 31, 2011	8,827,046	88,270,455	117,709,063	15,875,372	(18,347,855)	2,021,571	(1,316)	(138,574)	15,888,222	221,276,938

Note: Remuneration to directors of NT$30,117 thousand and employee bonuses of NT$891,462 thousand were deducted from the consolidated statement of operations of 2010.

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital stock			Retained earnings (Accumulative deficits)		Others
	Number of shares	Amount	Capital surplus	Legal reserve	Unappro -priated retained earnings (Accumulated deficits)	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Minority interests	Total

Balance at January 1, 2012	8,827,046	88,270,455	117,709,063	15,875,372	(18,347,855)	2,021,571	(1,316)	(138,574)	15,888,222	221,276,938
Appropriation for capital surplus and legal reserve	-	-	(2,472,483)	(15,875,372)	18,347,855	-	-	-	-	-
Unrealized gains on available-for-sales financial assets, net	-	-	-	-	-	-	-	68,345	66	68,411
Unrealized gains on cash flow hedges, net	-	-	-	-	-	-	-	116,918	-	116,918
Foreign currency translation adjustments	-	-	-	-	-	(919,803)	-	-	(153,654)	(1,073,457)
Adjustments to capital surplus, minimum pension liability and unrealized losses on financial instruments for changes in investees’ equity	-	-	(852,158)	-	-	-	(617)	(35,842)	464,422	(424,195)
Net loss	-	-	-	-	(54,614,704)	-	-	-	(1,292,300)	(55,907,004)
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	(822,129)	(822,129)
Balance at December 31, 2012	8,827,046	88,270,455	114,384,422	-	(54,614,704)	1,101,768	(1,933)	10,847	14,084,627	163,235,482
Balance at December 31, 2012 (in US$)	-	3,038,570	3,937,502	-	(1,880,024)	37,927	(67)	373	484,841	5,619,122

AU OPTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and US dollars)

	2010	2011	2012
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	7,408,087	(61,447,050)	(55,907,004)	(1,924,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	87,748,809	87,361,532	74,242,523	2,555,681
Amortization of intangible assets and deferred charges	1,386,893	1,390,901	1,344,133	46,270
Amortization on discount of bonds payable and others	156,020	581,880	699,122	24,066
Unrealized foreign currency exchange losses (gains), net	(940,903)	929,297	(2,932,596)	(100,950)
Asset impairment losses	-	479,966	4,799,673	165,221
Losses (gains) on valuation of financial instruments, net	(781,930)	178,560	726,361	25,004
Investment losses (gains) recognized by equity method, net	(681,331)	63,943	(347,211)	(11,952)
Proceeds from cash dividends	437,801	651,486	184,988	6,368
Gains on disposal of investment securities	(1,527,229)	(3,080,716)	(455,531)	(15,681)
Losses (gains) from disposal and write-off of property, plant and equipment and idle assets	(78,697)	115,533	388,638	13,378
Gain on purchase of convertible bonds payable	-	(686,972)	-	-
Change in operating assets and liabilities:
Decrease in accounts and notes receivable (including related parties)	2,061,603	8,596,428	9,242,263	318,150
Decrease (increase) in inventories, net	(6,197,038)	(3,301,713)	5,221,982	179,758
Increase in deferred tax assets, net	(535,267)	(4,492,695)	(341,102)	(11,742)
Increase in prepayments and other current assets	(2,017,877)	(5,814,751)	(1,054,295)	(36,292)
Increase (decrease) in accounts and notes payable (including related parties)	2,732,480	(11,393,855)	622,167	21,417
Increase in accrued expenses, other current liabilities and other liabilities	958,950	5,198,466	607,265	20,904
Increase (decrease) in unearned revenue	671,170	(704,701)	(1,278,574)	(44,013)
Increase in prepaid pension assets	(65,954)	(110,419)	(49,562)	(1,706)
Net cash provided by operating activities	90,735,587	14,515,120	35,713,240	1,229,371
Cash flows from investing activities:
Acquisition of property, plant and equipment, including interest capitalized	(84,620,951)	(56,919,591)	(43,104,164)	(1,483,792)
Proceeds from disposal of property, plant and equipment, and idle assets	73,958	51,268	82,241	2,831
Proceeds from disposal of available-for-sale financial assets and financial assets carried at cost	717,175	155,091	356,790	12,282
Purchase of equity-method investments	(1,258,811)	(2,467,442)	(239,795)	(8,254)
Purchase of financial assets carried at cost	(658,959)	(30,000)	-	-
Capital return of equity-method investment	18,677	95,389	-	-
Proceeds from disposal of equity-method investments	1,360,447	3,840,423	523,544	18,022
Decrease (increase) in restricted cash in bank	429,733	3,712	(232,083)	(7,989)
Increase in intangible assets and deferred charges	(1,414,472)	(2,419,657)	(753,051)	(25,923)
Decrease (increase) in refundable deposits	18,346	(224,489)	105,501	3,632
Cash increase (decrease) resulting from change in consolidated entity	(1,883,482)	86,262	30,626	1,054
Net cash used in investing activities	(87,218,339)	(57,829,034)	(43,230,391)	(1,488,137)

AU OPTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of New Taiwan dollars and US dollars)

	2010	2011	2012
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(4,938,767)	3,104,515	(579,923)	(19,963)
Increase (decrease) in guarantee deposits	164,757	915,055	(23,806)	(819)
Repayment of long-term borrowings, bonds payable and convertible bonds payable	(60,610,911)	(47,654,567)	(50,716,629)	(1,745,839)
Proceeds from long-term borrowings and convertible bonds payable	62,609,918	89,647,542	46,323,730	1,594,621
Cash dividends	-	(3,530,818)	-	-
Proceeds from issuance of subsidiary shares to minority interests	4,338,348	3,252,346	2,452,704	84,430
Return of subsidiary’s capital to minority interests	-	-	(3,060,000)	(105,336)
Cash dividends to minority interests and others	(685,129)	101,867	(360,607)	(12,414)
Net cash provided by (used in) financing activities	878,216	45,835,940	(5,964,531)	(205,320)
Effect of exchange rate change on cash	(340,284)	(1,183,849)	70,705	2,434
Net increase (decrease) in cash and cash equivalents	4,055,180	1,338,177	(13,410,977)	(461,652)
Cash and cash equivalents at beginning of year	85,443,311	89,498,491	90,836,668	3,126,908
Cash and cash equivalents at end of year	89,498,491	90,836,668	77,425,691	2,665,256
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	4,260,269	4,892,384	5,091,772	175,276
Cash paid for income taxes	803,775	1,172,641	1,000,359	34,436
Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	35,929,800	46,432,672	45,490,589	1,565,941
Reclassification between equity-method investments and equity investment held for sale	707,175	-	(116,390)	(4,007)
Additions to property, plant and equipment:
Increase in property, plant and equipment	79,143,746	54,883,840	38,539,904	1,326,675
Decrease in equipment and construction-in-progress payables	5,477,205	2,035,751	4,564,260	157,117
	84,620,951	56,919,591	43,104,164	1,483,792
Impact of change in consolidated entities:
Cash	594,832	(86,262)	(67,626)	(2,328)
Non-cash assets	499,663	(5,810,609)	(4,952)	(170)
Liabilities	1,599,359	5,845,935	40	1
Minority interests	(3,982,504)	50,936	35,538	1,223
	(1,288,650)	-	(37,000)	(1,274)
Cash received from subsidiaries	199,243	86,262	67,626	2,328
Cash decrease due to deconsolidation of subsidiary	(794,075)	-	-	-
	(1,883,482)	86,262	30,626	1,054

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the years ended
December 31, 2010, 2011 and 2012

1.	Organization

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996.  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications, including notebooks, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones.  In 2009, through equity acquisition of M. Setek Co., Ltd. (“M. Setek”), AUO entered into the solar business.  The main activities in the solar business are the design, development and production of solar photovoltaic (PV) modules as well as provision of various value-added services for solar PV system projects.  AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000, and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since May 2002.

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

The consolidated entities were as follows:

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31, 2011	December 31, 2012

AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company	100.00	100.00

AUO	Konly Venture Corp. (Konly)	Venture capital investment	100.00	100.00

AUO	Ronly Venture Corp. (Ronly)	Venture capital investment	100.00	100.00

AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters	49.00	49.00

AUO	Sungen Power Corporation (SGPC)	Solar power generation	-	100.00

AUO, Konly and Ronly	BriView Corp. (BVTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts	68.86	68.86

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31, 2011	December 31, 2012

AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Design, manufacture and sale of the solar modules	86.40	90.84

Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales	66.67	66.68

ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of single crystal silicon wafers	100.00	100.00

ACTW	M. Setek	Manufacturing of single crystal silicon wafers and ingots and sales of solar modules	93.49	99.35

AULB	AU Optronics Corporation America (AUUS)	Sales and sales support in the United States	100.00	100.00

AULB	AU Optronics Corporation Japan (AUJP)	Sales and sales support in Japan	100.00	100.00

AULB	AU Optronics Europe B.V. (AUNL)	Sales support in Europe	100.00	100.00

AULB	AU Optronics Korea Ltd. (AUKR)	Sales support in South Korea	100.00	100.00

AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support in South Asia	100.00	100.00

AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar PV modules in the Czech Republic	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support in the PRC	100.00	100.00

AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules in the PRC	100.00	100.00

AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00

AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules in the PRC	100.00	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31,2011	December 31,2012

AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Manufacturing, assembly and repair of TFT-LCD panels and related parts in Slovakia Republic	100.00	100.00

AULB	AFPD Pte., Ltd. (AUST)	Manufacturing LCD panels based on low temperature polysilicon technology	100.00	100.00
BVTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company	100.00	100.00

AULB and BVTW	BriView (L) Corp. (BVLB)	Holding and trading company	100.00	100.00

AULB	BVCH Optronics (Sichuan) Corp. (BVCH)	Assembly and sale of TFT-LCD modules in the PRC	51.00	51.00

AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Assembly and sale of TFT-LCD modules in the PRC	51.00	51.00

AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing, assembly and sale of TFT-LCD panels in the PRC	49.00	49.00

DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company	100.00	100.00

DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and sale of TFT-LCD modules backlight modules and related parts in the PRC	100.00	100.00

DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and sale of TFT-LCD modules backlight modules and related parts in the PRC	100.00	100.00

DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing and sale of TFT-LCD modules backlight modules and related parts in the PRC	100.00	100.00

DPHK	Darwin Precisions (Qingdao) Corp. (DPQD)	Manufacturing and sale of TFT-LCD modules backlight modules and related parts in the PRC	100.00	100.00

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities	December 31,2011	December 31,2012

DPHK	Darwin Precisions (Dongguan) Corp. (DPDG)	Manufacturing and sale of TFT-LCD modules backlight modules and related parts in the PRC	100.00	100.00

BVLB	BriView (Kunshan) Co., Ltd. (BVKS)	Manufacturing and sale of liquid crystal products, TV set and related parts	100.00	100.00

BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products, TV set and related parts	100.00	100.00

BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products, TV set and related parts	100.00	100.00

AUSG	AUO Energy (Suzhou) Corp. (AESZ)	Design, manufacture and sale of solar modules	100.00	-

AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Design, manufacture and sale of solar modules	100.00	100.00

AUSG	AUO Green Energy America Corp. (AEUS)	Holding company and sale of solar products in America	100.00	100.00

AUSG	AUO Green Energy Europe B.V. (AENL)	Holding company and sales support in Europe	100.00	100.00

AENL	AUO Green Energy Germany GmbH (AEDE)	Sales support in Europe	100.00	100.00

AULB is a holding company investing in foreign subsidiaries: AUUS, AUSZ, AUNL, AUKR, AUJP, AUSH, AUXM, AUSG, AUCZ, AUSK, AUSJ, AUST, BVLB, BVCH, BKHZ, and AUKS.  AUUS, AUJP, AUNL, AUKR and AUSG are engaged in the after-sales service of TFT-LCDs in the United States, Japan, Europe, Korea and Singapore, respectively.  AUUS is also engaged in the sale of TFT-LCD module products.  AUSZ, AUXM and AUSJ are engaged in the assembly of TFT-LCD module products in Mainland China.  AUSH is engaged in the sale of TFT-LCD module products in Mainland China.  AUKS is mainly engaged in the manufacture and assembly of TFT-LCDs in Mainland China.  AUCZ is engaged in the assembly of solar photovoltaic (PV) modules in the Czech Republic.  AUSK is mainly engaged in the assembly, repair, manufacturing and sale of TFT-LCD products and related parts in the Slovak Republic.  AUST is mainly engaged in the manufacture of LCD panels based on low temperature polysilicon (LTPS) technology in Singapore.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On September 1, 2011, BriView Electronics Corporation (formerly “BVTW”) was merged with and into Darwin Precisions Corp. (“DPTW”), with DPTW as the surviving entity.  DPTW was then renamed BriView Corporation (“BVTW”).  BVTW is mainly engaged in the design, manufacture and sale of backlight modules, TFT-LCD modules, TV set and related parts in the Republic of China.  DPLB is a holding company investing in the wholly owned foreign subsidiary DPHK.  DPSZ, DPXM, DPCD, DPDG and DPQD are wholly owned subsidiaries of DPHK and are engaged in the manufacture and assembly of TFT-LCD modules, backlight modules and related parts in Mainland China.

BVLB is a holding and trading company.  BVXM, BVKS and BVHF are mainly engaged in the manufacture and sale of liquid crystal products, TV set and related parts in Mainland China.  BVCH and BKHZ are mainly engaged in the assembly and sale of TFT-LCD modules in Mainland China.

ACTW, AESZ and AETJ are mainly engaged in the design, manufacture, and sale of the solar systems and modules.

M. Setek is mainly engaged in the production of polysilicon, the manufacture of single crystal silicon wafers and ingots, and the sale of solar modules in Japan.  ACMK is mainly engaged in the manufacture and sale of solar wafers.

AENL and AEUS are holding companies for investments in the solar business in Europe and the United States. AEUS is also engaged in the sale of solar products.  AENL, AEUS and AEDE are engaged in the sales support of solar PV modules in Europe, the United States and Germany.  SGPC is mainly engaged in solar power generation.

Konly and Ronly are investment holding companies for investments in other technology companies.  DSTW is mainly engaged in the development, design and sale of integrated circuits.

Toppan CFI is a 49%-owned investee of AUO which is mainly engaged in the manufacture and sale of color filters.  AUO is able to exercise control over the operating, financial and personnel policies of Toppan CFI.  As a result, Toppan CFI is included in AUO’s consolidated financial statements.

In October 2011, AULB entered into a joint venture with Kunshan Economic and Technical Development Zone Assets Operation Co., Ltd. to invest in AUKS, with AULB owning 49% of the shareholding.  AUO is able to exercise control over the operating, financial and personnel policies of AUKS.  As a result, AUKS is included in AUO’s consolidated financial statements.

In October 2011, AULB transferred all of its ownership interests in common and preferred shares of M. Setek to ACTW due to group restructuring. After the group restructuring, ACTW’s ownership interests in M. Setek increased to 93.49%.  In December 2012, M. Setek initiated cash capital increase. After capital injection, ACTW’s ownership interests in M. Setek increased to 99.35%.

In October 2011, AENL established a wholly owned subsidiary, AEDE.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In October 2011, February, July, and October 2012, due to business structure reorganization, AESZ, DPDG, DPQD, and DPCD, respectively, decided to commence liquidation pursuant to the resolutions of their boards of directors.  AESZ completed liquidation procedures in November 2012.  The liquidation procedures for the remaining companies are still in progress as of December 31, 2012.

In March 2013, DSTW also decided to commence liquidation pursuant to the resolutions of its annual shareholders’ meeting.  The transaction is immaterial and does not have a significant impact to the consolidated financial statements.

On March 27, 2012, AUO acquired ownership interests in SGPC to 100%.  Effective from March 27, 2012, the operating results of SGPC are included in AUO’s consolidated financial statements.

As of December 31, 2011 and 2012, AUO and its consolidated subsidiaries had 60,011 and 62,847 employees, respectively.

2.	Pro Forma Information

On October 14, 2011, AUO acquired AUKS through AULB and on March 27, 2012, AUO acquired 100% ownership interests in SGPC.  AUKS and SGPC were still in the development period; therefore, there is no significant impact on results of operations assuming the acquisition of AUKS and SGPC had taken place on January 1, 2011 and 2012, respectively.

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

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for sales returns and discounts; realization of deferred tax assets; and recoverable amounts of goodwill, fixed assets, inventory, valuation of investments, and accruals for income tax and litigation uncertainties and other contingencies.

(c)	Foreign currency transactions and translation

The Company’s reporting currency is the New Taiwan dollar.  AUO and its subsidiaries record transactions in their respective functional currencies.  Non-derivative foreign currency transactions are recorded at the exchange rates prevailing at the transaction date.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the exchange rates on that date.  The resulting unrealized exchange gains or losses from such translations are reflected in the accompanying statements of operations.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the reporting currency at the exchange rates at the date the fair value was determined.  If the non-monetary assets or liabilities are measured at fair value through profit or loss, the resulting unrealized exchange gains or losses from such translation are reflected in the accompanying statements of operations.  If the non-monetary assets or liabilities are measured at fair value through stockholders’ equity, the resulting unrealized exchange gains or losses from such translation are recorded as a separate component of stockholders’ equity.

For long-term equity investments in foreign investees, which are accounted for by the equity method, their foreign currency financial statements are translated into the Company’s reporting currency.  Assets and liabilities of foreign operations are translated using the exchange rates on the balance sheet date.  Except for the beginning balance of retained earnings and dividends, which are carried over from the prior period and are translated at the exchange rates on the declaration date, respectively, other accounts under the stockholders’ equity are translated at historical exchange rates.  Dividends are translated at the exchange rates on the declaration date.  Revenue and expense accounts are translated using average rates during the period.  Translation adjustments resulting from the translation of foreign currency financial statements into the Company’s reporting currency are accounted for as cumulative translation adjustment, a separate component of stockholders’ equity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Classification of current and noncurrent assets and liabilities

Cash or cash equivalents, trading securities, and assets that are expected to be realized in cash within twelve months are classified as current assets; assets that are not current are classified as non-current assets.  For liabilities arising from trading or that are expected to be settled within twelve months are classified as current liabilities; liabilities that are not current are classified as non-current liabilities.

(e)	Asset impairment

Management reviews the Company’s assets (an individual asset or cash-generating unit (“CGU”) associated with the asset, other than goodwill) for impairment at each balance sheet date.  If there is any indication of impairment, management estimates the recoverable amount of the asset.  Any excess of the carrying amount of the asset over its recoverable amount is recognized as an impairment loss.  If there is evidence that the accumulated impairment losses of an asset other than goodwill in prior years no longer exist or have decreased, the amount previously recognized as impairment loss is reversed, and the carrying amount of the asset is increased to the recoverable amount.  The increase in the carrying amount shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years.

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

In performing an impairment test, the recoverable amount of goodwill is evaluated in terms of the recorded amount of the CGU under ROC GAAP to which the goodwill has been allocated to.  Under ROC GAAP, “recoverable amount” is defined as the higher of (a) a CGU’s fair value less costs to sell (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the CGU.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The assets which the Company obtains control of under an RRP agreement represent securities that serve as collateral for the Company’s cash purchase until the Company resells the securities for a specified price.  The sell-back dates of these securities are typically within a period of less than three months from the purchase date.  The difference between the cost and the resale price of these RRP arrangements is recorded as interest income between the purchase date and the resale date, and no capital gains or losses are recognized.

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

(2)
Available-for-sale financial assets:  These are measured at fair value, and any changes, excluding impairment loss and unrealized foreign currency exchange gain or loss, are reported as a separate component of stockholders’ equity until realized.  Realized gain or loss on financial instruments is charged to current operations.  If there is objective evidence of impairment, an impairment loss is recognized in profit or loss.  If, in a subsequent period, events or changes in circumstances indicate that the amount of impairment loss has decreased, the previously recognized impairment loss for equity securities is reversed to the extent of the decrease and recorded as an adjustment to equity, while for debt securities, the reversal is allowed through profit or loss provided that the decrease is clearly attributable to an event which occurs after the impairment loss is recognized.  Cash dividends are recognized as investment income upon a resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared prior to the purchase of the investment.  Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.  The cost per share is recalculated based on the new total number of shares.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)
Financial assets carried at cost:  Financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost.  If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  This is determined by using an analysis of various factors.  These factors include the private company’s current operating and future expected performance (based on evaluation of the latest available financial statements), as well as changes in the industry and market prospects (based on publicly available information).  A subsequent reversal of such impairment loss is prohibited.  The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

(4)	Hedging-purpose derivative financial instruments: These are derivative instruments entered into to hedge exposure to interest rate risks and are considered to be effective as hedges.

(h)	Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities.  In accordance with the Company’s treasury policy, the Company holds or issues derivative financial instruments for hedging purposes.  When a derivative financial instrument is no longer effective as a hedge, the Company discontinues hedge accounting prospectively and accounts for it as a financial asset (liability) measured at fair value through profit or loss.

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

As further described in Note 3(zd), management reviews accounts receivable for impairment in accordance with the third revision of ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement”.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment loss is charged to current operations and the allowance for doubtful accounts.  If, in a subsequent period, the amount of the impairment loss decreases (e.g. repayment of debts), the previously recognized impairment loss is reversed to current operations.

(j)	Inventories

The cost of inventories includes all necessary expenditures and charges for bringing the inventory to a stable and useable condition and location.  Inventories are recorded at cost, and cost is determined using the weighted-average method.  The fixed production overhead is allocated based on the capacity of the production facilities.  The variable production overhead is allocated based on the actual production.  At each period-end, inventories are measured at the lower of cost or net realizable value.  Net realizable value for raw materials is based on replacement cost.  Net realizable value for finished goods and work in process is calculated based on the estimated selling price less all estimated costs of completion and necessary selling costs.

(k)	Equity investment held for sale

Equity investments are classified as held for sale when they are available for immediate sale in their present condition subject only to terms that are usual and customary for sale, and the sale is highly probable within one year.  When classified as held for sale, such investments are measured at the lower of their carrying amount or fair value less costs to sell.  Once an asset is classified as held for sale, the equity-method of accounting is no longer applied.

Impairment losses of equity investments held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period.  A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any accumulated impairment loss and the allowable amount in accordance with ROC SFAS No. 35 “Impairment of Assets”.

(l)	Equity-method investments

When the Company has significant influence over the investee, the Company’s equity investment therein is accounted for using the equity method.  In addition, instead of the proportionate consolidation method, the equity method is used to account for the Company’s interest in the jointly controlled entities.

When the financial statement date of an investee of an equity-method investment is different from its investor’s, any significant transactions or events that had occurred between the two financial statement dates are adjusted accordingly in the investor’s financial statements.  The difference between the two financial statement dates should not exceed three months.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2006, under the amended ROC SFAS No. 5 “Long-term Investments under Equity Method,” and ROC SFAS No. 25 “Business Combinations,” the difference between acquisition cost and carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of noncurrent assets on the investee’s books.  Allocated amounts are amortized based on the method used for the related assets.  Any unallocated difference is treated as investor-level goodwill.  If the allocation reduces noncurrent assets to zero value, the remaining excess over acquisition cost is recognized as an extraordinary gain.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For long-term investment in a limited partnership, the distribution of profits is based on the percentage of capital contributed by each partner.  The Company adjusts the carrying amount of its investment at each reporting period-end to recognize its share of the profit or loss.  Distributed earnings and any return of capital in a limited partnership are recorded as a reduction of the carrying amount of the long-term investment.

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

The Company’s share of the difference resulting from translation of the financial statements of a foreign investee accounted for under the equity method into New Taiwan dollars, net of the related tax effect, is recorded as cumulative translation adjustment in stockholders’ equity.

(m)	Property, plant and equipment and idle assets

Property, plant and equipment are stated at acquisition cost.  Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly.  Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset.  Maintenance and repairs are charged to expense as incurred.

Excluding land, depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method less any salvage value.  The range of prescribed or estimated useful lives is as follows: buildings－20 to 50 years, machinery and equipment－3 to 10 years, leasehold improvement－the shorter of 5 years or the lease term, and other equipment－3 to 5 years. Depreciated assets still used in operation after they have reached their original estimated useful lives are further depreciated over their newly estimated useful lives.  Disposal gain or loss is recorded as non-operating gain or loss in the current period.

Property, plant and equipment not used in operations are classified as idle assets and are stated at the lower of carrying amount or net realizable value.

(n)	Leasedassets

Leased assets are recorded at the lower of fair value of the asset at the inception of the lease, or the present value of all required payments, less any executory costs paid by the lessor, and bargain purchase option or guaranteed residual value.  Leased assets are depreciated over the estimated useful life by using the straight-line method.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Deferred charges

Deferred charges consist of the costs of software systems, electrical facility installation charges, and land use rights.  The costs of software systems and electrical facility installation charges are amortized over the estimated useful lives of three to seven years on a straight-line basis.  The cost of land use rights is amortized using the straight-line method over the lease term from 50 to 70 years.

(p)	Goodwill and other intangible assets

In accordance with ROC SFAS No. 37, other than intangible assets acquired by way of government grant, which are measured at the fair value, intangible assets are initially measured at cost.  Subsequent to initial recognition, intangible assets are measured at cost less any subsequent accumulated amortization and accumulated impairment losses.  The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over the estimated useful life using the straight-line method from the date that the asset is made available for use.  The residual value, amortization period, and amortization method are reviewed at least annually at each fiscal year-end, and any changes therein are accounted for as changes in accounting estimates.

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

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination.  Commencing January 1, 2006, Goodwill is not amortized but is tested for impairment in accordance with ROC SFAS No. 35 “Impairment of Assets,” at least annually or more frequently if events or circumstances indicate it might be impaired.

Technology-related fees, including purchased patents and licenses pursuant to patent licensing agreements, and core technologies acquired in connection with a merger, are amortized using the straight-line method over their estimated useful lives ranging from three to twenty years.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Convertible bonds

Convertible bonds issued on or after January 1, 2006, comprise convertible notes that can be converted into share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.  The liability component of a convertible bond is recognized initially at the fair value of a similar liability that does not have an equity conversion option.  The equity component is recognized initially at the difference between the fair value of the convertible bond as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.  Subsequent to initial recognition, the liability component of a convertible bond is measured at amortized cost using the effective interest method, unless it is designated as at fair value through profit or loss.  The equity component of a convertible bond is not re-measured subsequent to initial recognition.  When bonds are converted into common stock, shares to be issued are recorded based on the book value of liability and equity components of convertible bonds.

The Company may initiate purchase its convertible bonds in the open market.  The purchase payment is allocated to the liability and equity components.  The method used is consistent with that used initially to allocate the instrument between its liability and equity components. The fair value of the liability component at the purchase date is compared with its carrying amount, giving rise to a gain or loss that is recognized in profit or loss.  The remainder of the purchase payment is recognized in equity, and it is compared with its carrying amount, giving rise to a gain or loss that is recognized in capital surplus.  When the capital surplus account is in a debit balance, it is then charged to retained earnings.

(r)	Retirement plans

(1)	Defined benefit retirement plans

Pursuant to the ROC Labor Standards Law, the Company and subsidiaries located in the Republic of China established noncontributory defined benefit employee retirement plans and retirement fund administration committees.  These plans provide for lump-sum retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.  The funding of these retirement plans by the Company and subsidiaries located in the Republic of China is based on a certain percentage of employees’ total salaries.  The funds are deposited with Bank of Taiwan.

For the Company’s foreign subsidiaries, the defined benefit retirement plans provide for lump-sum retirement benefits to retiring employees based on length of service, position, and certain other factors in accordance with the regulations of their respective country of establishment.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the defined benefit retirement plan, the Company recognizes a minimum pension liability (or prepaid pension assets) equal to the excess (or deficit) of the actuarial present value of the accumulated benefit obligation over the fair value of the retirement plan’s assets.  The Company also recognizes the net periodic pension cost based on an actuarial calculation.

Under the defined benefit retirement plan, the fund is withdrawn first when the employees retire.  The deficit of the fund is fully obligated by the Company.

(2)	Defined contribution retirement plans

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (the “New System”), employees who elected to participate in the New System or joined the Company after July 1, 2005, are subject to a defined contribution plan under the New System.  Under the defined contribution plan, the Company and subsidiaries located in the Republic of China contribute monthly at a rate of no less than six percent of an employee’s monthly salary or wages to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance.

The Company’s overseas subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.

Contributions for the defined contribution retirement plans are expensed during the period in which employees render services.

(s)	Employee bonuses and remuneration to directors

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

The Company adopted ROC SFAS No. 39 “Share-based Payment” for share-based payment arrangements with grant dates on or after January 1, 2008.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

An equity-settled share-based payment transaction is measured based on the fair value of the award at the grant date, and recognized as expenses over the vesting period with a corresponding increase in equity.  The vesting period is estimated based on the vesting conditions under the share-based payment arrangement.  Vesting conditions include service conditions and performance conditions (including market conditions).  In estimating the fair value of an equity-settled share-based award, only the effect of market conditions is taken into consideration.  A cash-settled share-based payment transaction is measured at the balance sheet date and settlement date based on the fair value of the award as of those dates and is recorded as a liability incurred for the goods and services received.  Changes in fair values are charged to current operations.  The fair value of share-based award is estimated using the Black-Scholes option-pricing model, taking into account the exercise price, the current market price of the underlying shares, and management’s best estimate of the expected term, expected volatility, expected dividends, and risk-free interest rate.

(u)	Revenue recognition and allowance for sales returns and discounts

Revenue is recognized when the Company has transferred to customers the significant risks and rewards of ownership of the products.  Allowance and related provisions for sales returns and discounts are estimated based on historical experience.  Such provisions are deducted from sales in the period when the products are sold.

The Company provides a limited product quality warranty for its products against certain defects.  Such product warranties range from 1 to 3 years.  Estimated future warranty costs are accrued at the time that the related revenue is recognized.  These estimates are derived from historical data, trends in product reliability, and costs of repairing and replacing defective products.

(v)	Government grants

Income from government grants for research and development is recognized as non-operating income when qualifying expenditures are made and income is realizable.

(w)	Income taxes

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

If a valuation allowance is recognized at the acquisition date for deferred tax assets acquired through business combination accounted for using the purchase method of accounting, the income tax benefit recognized as a result of the elimination of the valuation allowance subsequent to the acquisition is to be applied first to reduce goodwill related to the acquisition.  The remaining tax benefit, if any, is applied to reduce income tax expense attributable to continuing operations.

Classification of the deferred income tax assets or liabilities as current or noncurrent is based on the classification of the related asset or liability.  If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of such deferred income tax asset or liability.

According to the ROC Income Tax Act, undistributed income from AUO and its subsidiaries located in the Republic of China, if any, earned after December 31, 1997, is subject to an additional 10 percent retained earnings tax.  The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

Income taxes of the Company are calculated based on tax laws of the various countries and jurisdictions where the respective subsidiary companies were incorporated.  Income tax returns are filed by each entity separately and not on a combined basis.  Income tax expense of the Company is the sum of income tax expenses of AUO and consolidated subsidiary companies.

(x)	Investment tax credits

Investment tax credits arising from the purchase of equipment and machinery, research and development expenditures, and employee training expenditures are recognized using the flow-through method.

(y)	Loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.  Such accruals are adjusted as further information develops or circumstances change.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(z)	Earnings (loss) per common share (“EPS”)

Basic EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  The Company’s convertible bonds, employee stock options, and employee stock bonuses to be issued after January 1, 2009, are potential common shares.  In computing diluted EPS, net income and the weighted-average number of common shares outstanding during the year are adjusted for the effects of dilutive potential common stock, assuming dilutive share equivalents had been issued.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock.

(za)	Operating segments

An operating segment is a component of an entity: 1) that engages in business activities from which it may earn revenue and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), 2) whose operating results are reviewed regularly by the entity’s chief operating decision maker (“CODM”) to make decisions pertaining to the allocation of resources to the segment and to assess its performance, and 3) for which discrete financial information is available.    The accounting policies for the operating segments are the same as those described in Note 3.  The CODM reviews the consolidated total assets information but does not receive asset information by operating segment.  Consequently, no operating segment asset information is disclosed.   Geographic net sales information is based upon the location of customers placing orders.  .

(zb)	Convenience translation into US dollars

The consolidated financial statements are stated in New Taiwan dollars.  Translation of the 2012 New Taiwan dollar amounts into US dollar amounts is included solely for the convenience of the reader using the noon buying rate of the Federal Reserve Bank in New York on December 31, 2012, of NT$29.05 to US$1. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this rate or any other rate of exchange.

(zc)	Reclassifications

Certain reclassifications have been made to prior years’ financial statements to conform to the current year’s presentation.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(zd)	Accounting change

Effective January 1, 2011, the Company adopted the third revision of ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement” to evaluate impairment of accounts receivable.  Impairment loss is charged to current operations and the allowance for doubtful accounts.  The impact on net loss and basic EPS for the year ended December 31, 2011, resulting from the adoption of ROC SFAS No. 34 was immaterial.

4.	Cash and Cash Equivalents

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Cash and bank deposits	74,592,942	72,117,531	2,482,531
Government bonds with reverse repurchase agreements	16,243,726	5,308,160	182,725
	90,836,668	77,425,691	2,665,256

The Company entered into reverse repurchase agreements (“RRP”) with reputable securities firms or banks in Taiwan covering government and quasi-government bonds with sell-back dates typically within a period of less than three months from the purchase date. These bonds yielded interest at rates ranging from 0.46% to 0.70% and 0.38% to 0.70% in 2011 and 2012, respectively.

5.	Available-for-sale Financial Assets－noncurrent

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Noncurrent
Publicly listed equity shares	436,774	235,134	8,094

Gains (losses) on valuation of available-for-sale financial assets resulting from the change in fair value, based on publicly quoted market prices, were NT$(746,732) thousand, NT$(750,826) thousand and NT$68,411 (US$2,355) thousand for the years ended December 31, 2010, 2011 and 2012, respectively, and were accounted for as a separate component of stockholders’ equity.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery. As a result, the Company recognized impairment losses of NT$ 60,307 thousand and NT$123,407 (US$4,248) thousand for the year ended December 31, 2011 and 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain available-for-sale financial assets-noncurrent were pledged as collateral; see note 23.

6.	Financial Assets Carried at Cost－noncurrent

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Non-publicly listed stocks	1,487,795	1,341,890	46,193

On July 23, 2012, M. Setek entered into an agreement to sell all of its shareholdings of Hebei Ningjin Songgong Semiconductor Co., Ltd. with book value of NT$484,114 (US$16,665) thousand, for no less than RMB 226 million to JA Solar Hong Kong Limited pursuant to the resolution of board of directors. As of December 31, 2012, the transaction is still subject to possible government approval.

7.	Derivative Financial Instruments and Hedging Policy

(a)	Derivative financial instruments

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Financial assets measured at fair value－current:
Foreign currency forward contracts	85,621	23,621	813
Financial assets measured at fair value－noncurrent:
Interest rate swap contracts	3	-	-
Options contracts	172	66	2
	175	66	2
Financial liabilities measured at fair value－current:
Foreign currency forward contracts	17,523	804,001	27,676
Financial liabilities measured at fair value－noncurrent:

Interest rate swap contracts	41	-	-
Options contracts	176,185	54,000	1,859
	176,226	54,000	1,859
Hedging derivative financial liabilities－noncurrent:
Interest rate swap contracts	198,360	58,547	2,015

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011 and 2012, outstanding options contracts were as follows:

December 31, 2011
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)

Foreign currency call options	USD 6,900	JPY 109.75	Jan. 2012 －Nov. 2013
Foreign currency put options	USD 13,800	JPY 109.75	Jan. 2012 －Nov. 2013

December 31, 2012
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)

Foreign currency call options	USD 3,300	JPY 109.75	Jan. 2013 －Nov. 2013
Foreign currency put options	USD 6,600	JPY 109.75	Jan. 2013 －Nov. 2013

As of December 31, 2011 and 2012, outstanding foreign currency forward contracts were as follows:

December 31, 2011
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy NTD	Jan. 2012	USD39,500 / NTD1,195,430
Sell USD / Buy JPY	Jan. 2012 – Mar. 2012	USD310,846 / JPY24,166,935
Sell NTD / Buy JPY	Jan. 2012 – Mar. 2012	NTD392,175 / JPY1,010,306
Sell NTD / Buy USD	Jan. 2012	NTD181,677 / USD6,000
Sell USD / Buy CNY	Jan. 2012 – Mar. 2012	USD71,500 / CNY454,268
Sell JPY / Buy USD	Jan. 2012	JPY32,925 / USD600
Sell EUR / Buy JPY	Jan. 2012 – Mar. 2012	EUR72,000 / JPY7,344,025
Sell CZK / Buy EUR	Jan. 2012	CZK47,747 / EUR1,900
Sell USD / Buy SGD	Feb. 2012	USD6,000 / SGD7,803

December 31, 2012
Contract item	Maturity date	Contract amount
(in thousands)

Sell USD / Buy NTD	Jan. 2013	USD64,000 / NTD1,858,455
Sell USD / Buy JPY	Jan. 2013 – May 2013	USD222,000 / JPY18,259,332
Sell NTD / Buy JPY	Jan. 2013 – Apr. 2013	NTD3,664,557 / JPY10,516,180
Sell USD / Buy CNY	Jan. 2013 – Jun. 2013	USD194,000 / CNY1,216,328

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012
Contract item	Maturity date	Contract amount
(in thousands)

Sell NTD / Buy USD	Jan. 2013 – Feb. 2013	NTD6,862,600 / USD236,400
Sell JPY / Buy USD	Jan. 2013	JPY65,850 / USD600
Sell EUR / Buy JPY	Jan. 2013 – Apr. 2013	EUR105,000 / JPY10,898,636
Sell CZK / Buy EUR	Jan. 2013	CZK40,448 / EUR1,600
Sell CNY / Buy USD	Jan. 2013 – Mar. 2013	CNY162,677 / USD26,000
Sell USD / Buy SGD	Jan. 2013 – Feb. 2013	USD12,100 / SGD14,781

The Company entered into foreign exchange forward contracts and options contracts with several banks to manage foreign currency exchange risk resulting from business operations and investment activities.  Net gain (loss) arising from foreign exchange forward contract for the years ended December 31, 2010, 2011 and 2012 were NT$4,049,932 thousand (including valuation gain of NT$845,779 thousand and realized settlement gain of NT$3,204,153 thousand), NT$669,917 thousand (including valuation loss of NT$252,715 thousand and realized settlement gain of NT$922,632 thousand) and NT$(1,260,588) (US$(43,394)) thousand (including valuation loss of NT$726,361 (US$25,004) thousand and realized settlement loss of NT$534,227 (US$18,390) thousand), respectively.

The Company entered into interest rate swap contracts with several banks to manage interest risk exposure arising from the Company’s financing activities.  As of December 31, 2011 and 2012, AUO’s total notional amount of outstanding interest rate swap contracts amounted to NT$24,777,778 thousand and NT$14,222,222 (US$489,577) thousand, respectively, and all of which were related to effective hedges.  Additionally, as of December 31, 2011, AUSJ’s total notional amount of outstanding interest rate swap contracts amounted to US$16,800 thousand, and all of which were related to effective hedges.

M. Setek also entered into interest rate swap contracts with several banks to manage interest risk exposure arising from M. Setek’s financing activities. As of December 31, 2011, M. Setek’s total notional amount of outstanding interest rate swap contracts amounted to JPY190,000 thousand, and none of which were related to effective hedges.

For the years ended December 31, 2010, 2011 and 2012, the Company’s unrealized gains (losses) resulting from change in fair value of interest rates swap contracts recognized in earnings amounted to NT$(63,849) thousand, NT$74,155 thousand and nil, respectively.

Please refer to (b) for the financial results related to effective hedges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012, gains (losses) on valuation of financial instruments were reconciled to the line item of the consolidated statement of operations as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
			(in thousands)

Net gain (loss) arising from foreign exchange forward contract and options contract	4,049,932	669,917	(1,260,588)	(43,394)
Net gain (loss) arising from interest rate swap contracts	(63,849)	74,155	-	-
	3,986,083	744,072	(1,260,588)	(43,394)

(b)	Hedge accounting

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

As of December 31, 2011 and 2012, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2011
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Long-term borrowings with floating interest rate	Interest rate swap contracts	(198,360)	Jan. 2012– Sep. 2014	Jan. 2012– Sep. 2014

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in earnings
		NT$
		(in thousands)

Long-term borrowings with floating interest rate	Interest rate swap contracts	(58,547)	Jan. 2013– Sep. 2014	Jan. 2013– Sep. 2014

Unrealized gains on derivative financial instruments effective as cash flow hedges were NT$181,449 thousand, NT$77,239 thousand and NT$116,918 (US$4,025) thousand for the years ended December 31, 2010, 2011 and 2012, respectively, which were recognized as a separate component of stockholders’ equity.

8.	Notes and accounts receivable, net

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Notes receivable	122,361	66,862	2,302
Accounts receivable	44,917,212	36,688,035	1,262,927
Less: allowance for doubtful accounts	(81,925)	(68,150)	(2,346)
allowance for sales returns and discounts	(209,722)	(329,297)	(11,336)
	44,747,926	36,357,450	1,251,547

In 2011 and 2012, the Company entered into financing facilities with banks to sell certain of its accounts receivable, details of which were as follows:

December 31, 2011
Underwriting bank	Factoring limit		Amount advanced		Amount sold and derecognized		Principle terms
(in thousands)

Taipei Fubon Bank	USD	48,000		-	USD	14,604	See notes(a)~(d)
China Trust Commercial Bank	USD	65,000		-	USD	17,740	See notes(a)~(d)
Mizuho Corporate Bank	USD	500,000	USD	65,002	USD	65,002	See notes(a)~(d)
The Export-Import Bank	USD	11,000	USD	5,296	USD	5,951	See notes(a)~(d)
First Commercial Bank	USD	250,000	USD	189,019	USD	189,019	See notes(a)~(d) and (f)
China Construction Bank	CNY	100,000		-		-	See notes(a)~(b)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012
Underwriting bank	Factoring limit		Amountadvanced		Amount sold and derecognized		Principle terms
(in thousands)

China Trust Commercial Bank	USD	200,000	NTD	3,800,000	USD	144,462	See notes(a)~(c) and (e)
Citi Bank	USD	120,000	USD	72,024	USD	82,913	See notes(a)~(d)
Mizuho Corporate Bank	USD	180,000	USD	35,020	USD	35,020	See notes(a)~(d)
Taishin Bank	USD	150,000	NTD	850,000	USD	30,006	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	USD	170,000	USD	188,210	See notes(a)~(d)
			EUR	60,887	EUR	69,624
First Commercial Bank	USD	250,000	USD	71,019	USD	71,019	See notes(a)~(d) and (f)
China Development Industrial Bank	NTD	550,000	NTD	142,436	NTD	645,725	See notes(a)~(d) and (f)

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which is are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):
As of December 31, 2011 and 2012, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of NT$999,517 thousand and NT$1,298,649 (US$44,704) thousand, respectively, were classified under other current financial assets.

Note (d):
To the extent of the amount transferred to the underwriting banks, risks of non- payment or potential payment default by customers in the event of insolvency are born by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables.

Note (e):
To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of insolvency are born by respective banks.  The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables. In case any commercial dispute between the Company and customers or other reasons results in the Company’s failure to perform the obligation under these facilities, the banks have requested the Company to issue promissory notes in the amounts equal to 10 percent of respective facilities.  Other than such promissory notes, no other collaterals were provided by the Company.

Note (f):	The aforementioned terms are applicable to the respective underwriting banks, and the Company assumes all risks of customers other than credit risk of customers.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Inventories

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Finished goods	19,842,427	16,710,153	575,221
Work-in-progress	20,699,320	17,849,827	614,452
Raw materials	7,340,201	8,026,002	276,282
	47,881,948	42,585,982	1,465,955

For the years ended December 31, 2010, 2011 and 2012, inventories write downs to net realizable value, which are amounts charged to cost of goods sold were NT$5,792,571 thousand, NT$8,440,414 thousand and NT$4,880,410 (US$168,000) thousand, respectively.  The excess of the amounts charged to cost of goods sold over the written-down amounts utilized due to sales were NT$1,886,525 thousand, NT$2,735,721 thousand and NT$(2,195,230) (US$(75,567)) thousand, respectively, for the years ended December 31, 2010, 2011, and 2012.

10.	Equity-Method Investments

	December 31,
	2011		2012
	Ownership interest	Amount	Ownership interest	Amount
	%	NT$	%	NT$	US$
	(in thousands)

AUO SunPower Sdn. Bhd. (“AUSP”)	50	3,894,560	50	3,790,739	130,490
Lextar Electronics Corp. (“Lextar”)	43	3,409,067	42	3,574,410	123,043
Forhouse Corporation (“Forhouse”)	26	2,808,039	26	2,617,705	90,110
Qisda Corporation (“Qisda”)	10	3,326,423	10	2,364,108	81,381
Raydium Semiconductor Corporation (“Raydium”)	15	515,827	15	558,560	19,228
Daxin Materials Corp. (“Daxin”)	28	360,358	25	423,987	14,595
Wellypower Optronics Corporation Ltd. (“Wellypower”)	9	413,470	9	180,763	6,222
Sipix Technology Inc. (“STI”)	28	621,808	-	-	-
Others		567,783		301,328	10,373
		15,917,335		13,811,600	475,442

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating and financial policies of Qisda, and therefore, the Company accounts for its investment in Qisda under the equity method of accounting.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2012, the Company recognized unrealized valuation losses of NT$31,670 thousand and NT$35,842 (US$1,234) thousand under stockholders’ equity, respectively, on investments accounted for under the equity method.  For the years ended December 31, 2010, 2011 and 2012, the Company recognized investment gains (losses) of NT$681,331 thousand, NT$(63,943) thousand and NT$347,211 (US$11,952) thousand, respectively, under the equity method.

In August 2012, the Company decided to sell all of its shares in STI.  The transaction was completed in November 2012, and the selling price and gain on disposal were NT$506,909 (US$17,450) thousand and NT$289,644 (US$9,971) thousand, respectively.

In 2012, the Company determined its equity investments in Qisda, Wellypower and STI are impaired as there is a remote chance of future recovery. As a result, the Company recognized impairment losses totaling NT$1,483,514 (US$51,068) thousand for the year ended December 31, 2012 based on estimated recoverable amounts, which are not necessarily the current market values.

On June 30, 2011, the Company sold most of its equity shareholdings in Cando Corporation (“Cando”) to TPK Universal Solutions Limited for cash consideration.  The selling price and related gain on the sale amounted to NT$3,791,672 thousand and NT$2,989,335 thousand, respectively.  As of December 31, 2012, the Company’s remaining equity investment in Cando was accounted as financial assets carried at cost – noncurrent due to the loss of the ability to exercise significant influence over the investee.

The Company, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”).  In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (which classified under equity-method investments and deferred credit) and a cash payment of US$108,069 thousand, and will continue to contribute additional cash over time so that the total cash contributions made by each shareholder equals US$350 million in the aggregate, or such lesser amounts as the parties may mutually agree.  The amount of the deferred credit resulting from contributing technology that was amortized to earnings was NT$34,521 thousand, NT$138,086 thousand, and NT$138,086 (US$4,753) thousand in 2010, 2011 and 2012, respectively.  The remaining NT$655,907 (US$22,579) thousand will be recognized into earnings on a straight-line basis over the expected estimate remaining useful life of the technology.

On September 1, 2010, the Company entered into a joint venture agreement with Wistron Corporation and, through its subsidiary AULB, invested Brivision Optronics (L) Corp. (“BWLB”) in Malaysia in March 2011, with AUO indirectly owning 51% of the shareholding.  BriVision Optronics (Zhongshan) Corp. (“BWCS”) is invested by BWLB and is mainly engaged in the manufacture of TFT-LCD TV panel modules in Mainland China.  In March 2012, the board of the Company decided to sell the 51% shareholding of BWLB to Wistron Corporation through AULB. The transaction contract was signed in December 2012, and the equity investment was reclassified into equity investment held for sale. The transaction was completed in February 2013.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In accordance with ROC SFAS No. 31 “Interest in Joint Ventures”, the Company’s share in the accounts of AUSP, BTLB and BWLB were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Current assets	4,412,015	4,335,692	149,249
Non–current assets	10,999,893	9,814,646	337,854
Current liabilities	2,254,953	1,358,325	46,758
Non–current liabilities	9,588,185	9,576,854	329,668
Revenues	4,522,873	5,399,789	185,879
Expenses	4,808,604	5,349,288	184,141

Equity investment held on BWLB were classified as equity investment held for sale as of December 31, 2012, and therefore, the foregoing accounts as of December 31, 2012 were not included the share of BWLB hold by the Company.

As of December 31, 2011 and 2012, market values of the Company’s equity-method investments in publicly listed companies, determined based on quoted market price at year-end, were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Lextar	3,664,269	4,267,478	146,901
Forhouse	2,043,905	1,937,971	66,712
Qisda	1,170,054	1,368,813	47,119
Daxin	-	1,129,302	38,874
Wellypower	224,237	180,763	6,223
	7,102,465	8,884,327	305,829

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2011 and 2012, components of the difference between acquisition cost and fair value of net assets acquired were as follows:

	For the year ended December 31, 2011
	Beginning balance	Additions	Adjustments	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Amortizable assets	574,792	-	10,533	(116,035)	469,290
Goodwill	1,607,536	2,638	(17,298)	-	1,592,876
Other assets	158,165	-	19,670	-	177,835
	2,340,493	2,638	12,905	(116,035)	2,240,001

	For the year ended December 31, 2012
	Beginning balance	Additions (deductions)	Adjustments	Amortization or realization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)

Amortizable assets	469,290	-	14,678	(189,477)	294,491	10,137
Goodwill	1,592,876	(956,571)	12,504	-	648,809	22,334
Other assets	177,835	(280,845)	-	17,685	(85,325)	(2,937)
	2,240,001	(1,237,416)	27,182	(171,792)	857,975	29,534

11.	Property, Plant and Equipment, and Idle Assets

The solar industry experienced further significant downturns including sharp reductions in prices because of oversupply capacity worldwide, and reductions in government economic incentives. The Company performed its impairment evaluation over the solar business’s CGU. In such evaluation, the value in use, which is based on the estimated future discounted cash flows expected to be generated by this CGU, were determined. The estimated future cash flows expected to be generated by this CGU were discounted at pre-tax discount rate of 9.74%. The value in use was less than the carrying value of this CGU. Consequently, the Company recorded an impairment charge of approximately NT$2.85 billion (US$98 million).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Idle assets as of December 31, 2011 and 2012, consisted of the following:

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)
Cost:
Land	478,214	478,214	16,462
Buildings	545,231	545,231	18,769
Machinery	17,251,275	28,394,355	977,430
Other equipment	1,432,618	2,123,528	73,099
	19,707,338	31,541,328	1,085,760
Less: accumulated depreciation	(17,253,478)	(28,208,226)	(971,023)
	2,453,860	3,333,102	114,737
Less: allowance for devaluation of idle assets	(756,245)	(968,299)	(33,332)
	1,697,615	2,364,803	81,405

Interest capitalized and included in property, plant and equipment for the years ended December 31, 2010, 2011 and 2012, consisted of the following:

	For the years ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Buildings	288,879	30,232	90,064	3,100
Machinery and equipment	604,173	474,529	226,023	7,781
	893,052	504,761	316,087	10,881

The interest rates applied for the capitalization ranged from 0.69% to 5.76%, 0.66% to 8.28% and 0.80% to 8.12% in 2010, 2011 and 2012, respectively.

Certain property, plant and equipment were pledged as collateral; see note 23.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Intangible Assets

Intangible assets as of December 31, 2011 and 2012 consisted of the following:

	For the year ended December 31, 2011
	Beginning balance	Additions	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Goodwill	11,454,512	-	1,664	-	11,456,176
Technology-related fees	2,607,455	1,944,361	(3,211)	(576,679)	3,971,926
	14,061,967	1,944,361	(1,547)	(576,679)	15,428,102

	For the year ended December 31, 2012
	Beginning balance	Additions (deductions)	Adjustments	Amortization	Ending balance
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)

Goodwill	11,456,176	(175,581)	-	-	11,280,595	388,316
Technology-related fees	3,971,926	445,292	52	(764,967)	3,652,303	125,725
	15,428,102	269,711	52	(764,967)	14,932,898	514,041

13.	Short-term Borrowings

Short-term borrowings as of December 31, 2011 and 2012 consisted of the following:

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Short-term borrowings	7,850,793	8,620,050	296,731
Unused facility	23,901,952	21,147,309	727,962

Interest rates on short-term borrowings outstanding as of December 31, 2011 and 2012, ranged from 1.20% to 7.93% and 1.04% to 2.00%, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.	Bonds Payable

Bonds payable as of December 31, 2011, consisted of the following:

December 31, 2011
NT$
(in thousands)

Unsecured bonds payable	64,383
Secured bonds payable	3,500,000
Less: current portion	(3,564,383)
-
Interest payable	36,695

The significant terms of secured bonds payable were as follows:

Secured Bond 4

Issuer	AUO
Par value	NT$7,000,000 thousand
Issue date	Aug. 22, 2008
Issue price	At par value
Coupon rate	Fixed rate 2.90%
Duration	Aug. 22, 2008 –Aug. 22, 2012
Bank that provided guarantee	Mizuho Corporate Bank and three other banks
Redemption	As stated below

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

All of the aforementioned bonds are secured by bank guarantees through a syndicated bank guarantee facility.  Based on financial covenants under the syndicate agreement for the Secured Bond 4, AUO is obliged to maintain certain defined level of current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt ratio, interest coverage ratio, and tangible net worth.  AUO complied with the aforementioned financial covenants in 2011.

Certain of the Company’s assets are pledged to secure the bonds payable; see note 23.

15.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%.  The duration period is five years commencing from the issuance date.  On September 23, 2011, AUO purchased the outstanding ECB 4 with par value of US$100,000 thousand.  ECB 4 was purchased at the cost of US$78,667 thousand, which was allocated to liability and conversion right in accordance with ROC SFAS No. 36.  Therefore, AUO recognized a purchase gain from ECB 4 of NT$686,972 thousand and additional paid-in capital of NT$12,723 thousand.  The balance of outstanding convertible bonds both was US$700,000 thousand as of December 31, 2011 and 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011 and 2012, outstanding convertible bonds payable consisted of the following:

	December 31,
	2011	2012
	ECB 4	ECB 4
	NT$	NT$	US$
	(in thousands)
Convertible bonds payable	21,787,128	21,598,083	743,480

Significant terms of the aforementioned convertible bonds payable were as follows:

Par value	US$800,000 thousand (As of December 31, 2012, the outstanding was US$700,000 thousand)

Original issue date	October 13, 2010

Original issue price	At par value

Coupon rate	0%

Maturity date	October 13, 2015

Collateral	None

Conversion method	Bondholders may, at any time from 41 days after issuance to 10 days before maturity, convert ECB4 into common shares or ADSs of the Company.

Conversion price	Original price at NT$40.74. The conversion price was adjusted to NT$39.90 as a result of earnings distributions, as approved by shareholders on June 10, 2011.
Exchange rate	US$:NT$ exchange rate of NT$30.778 / US$1.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Redemption terms
Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at a redemption price equal to 115.34% of the unpaid principal amount thereof.
(a)      Effective from the third anniversary of issuance, AUO may, redeem the outstanding bonds at the early redemption amount, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 130% of the conversion price for a period of 20 out of 30 consecutive trading days.
(b)      AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount in the event that 90% of the bonds have been previously redeemed, converted, or purchased and cancelled.
(c)      AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount if as a result of certain changes relating to the tax laws in the ROC or such other jurisdiction in which AUO is then organized, AUO is required to pay additional amounts.

Repurchase terms
(a)      Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount in the event that AUO’s common shares cease to be listed or admitted to trading on the Taiwan Stock Exchange (for the avoidance of doubt, temporary suspension of trading of AUO’s common shares on the Taiwan Stock Exchange in accordance with the regulations of the Taiwan Stock Exchange is excluded.)
(b)      Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount when one or more persons, acting in concert, acquire legal or beneficial ownership of over 50% of AUO’s capital stock.  A “person” aforementioned does not include AUO’s directors and AUO’s majority-owned direct or indirect subsidiaries.

AUO bifurcated the conversion right from the host debt of ECB 4 in accordance with ROC SFAS No. 36 and recognized it as in equity (additional paid-in-capital – conversion right).  At December 31, 2011 and 2012, the conversion right of ECB 4 recorded in equity both was NT$89,064 (US$3,066) thousand.  The amortization expense of discount on bonds and the interest expense recognized in 2010, 2011 and 2012 were NT$154,485 thousand, NT$702,964 thousand and NT$659,836 (US$22,714) thousand, respectively; all of which is reported as interest expenses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Long-term Borrowings

		December 31,
Bank or agent bank	Durations	2011	2012
		NT$	NT$	US$
			(in thousands)
Syndicated loans:
Bank of Taiwan and twenty-two other banks	From Dec. 29, 2009 to Oct. 15, 2016	58,000,000	51,600,800	1,776,275
Bank of Taiwan and thirty-five other banks	From Sep. 13, 2006 to Sep. 13, 2014	31,996,800	21,331,200	734,293
Mega International Commercial Bank and fifteen other banks	From Jan. 19, 2010 to Jan. 19, 2015	27,000,000	19,080,000	656,799
Bank of Taiwan and twenty-eight other banks	From Sep. 30, 2011 to Sep. 30, 2016	12,000,000	45,000,000	1,549,053
Credit Agricole Corporate and Investment Bank and ten other banks	From Nov. 2010 to Nov. 2015	10,904,400	10,485,360	360,942
Mega International Commercial Bank and twenty-one other banks	From Jul. 14, 2006 to Jul. 14, 2013	10,800,000	5,400,000	185,886
Bank of Taiwan and twenty-seven other banks	From Dec. 29, 2005 to Dec. 29, 2012	8,221,400	-	-
Mizuho Corporate Bank and eight other banks	From Jun. 27, 2011 to Jun. 27, 2016	7,804,000	11,840,500	407,590
Mizuho Corporate Bank and seven other banks	From Jun. 27, 2011 to Jun. 27, 2016	6,828,500	6,766,000	232,909
ABN-AMRO Bank and twenty-one other banks	From Aug. 2, 2006 to Aug. 2, 2013	4,779,194	2,543,434	87,554
First Bank and five other banks	From Feb. 10, 2012 to Feb. 10, 2017	-	4,400,000	151,463
Unsecured loans	From Mar. 2007 to Nov. 28, 2017	14,214,885	10,647,559	366,525
Mortgage loans	From Feb. 28, 2006 to Nov. 2015	6,407,890	3,813,559	131,276
		198,957,069	192,908,412	6,640,565
Less: current portion		(42,868,289)	(45,490,589)	(1,565,941)
		156,088,780	147,417,823	5,074,624
Unused credit facility		45,881,909	7,232,213	248,957
Interest rate range		0.645%~ 7.935%	0.658%~ 7.315%

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2012, future principal repayments were as follows:

	NT$	US$
	(in thousands)

2013	45,490,589	1,565,941
2014	60,902,594	2,096,475
2015	45,268,005	1,558,279
2016	39,127,792	1,346,912
Thereafter	2,119,432	72,958
Total	192,908,412	6,640,565

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is charged per annum and payable quarterly based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the years ended December 31, 2010, 2011 and 2012.  These credit facilities contain covenants that require the Company to maintain certain financial ratios, calculating based on the annual audited consolidated financial statements, such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and equipment and construction in progress payable), leverage ratio (to be calculated as the sum of short-term borrowings plus current portion of long-term debts and long-term debts to consolidated tangible net worth), interest coverage ratio, tangible net worth and others as specified in the loan agreements.

As of December 31, 2012, with the exception of the tangible net worth and leverage ratio on most long-term borrowings, the Company complied with all other financial covenants. As per these loan agreements, failure to comply with financial covenants is not considered as an  event of default under loan agreement until a resolution is made by a majority of the banks and financial institutions of any abovementioned long-term borrowings refusing to grant their waivers. As of March 14, 2013, the Company has no event of defaults based on the aforementioned clauses, and consequently, the loans which were classified as non-current borrowings are currently not callable by the banks and financial institutions.

Refer to note 23 for assets pledged as collateral to secure the aforementioned long-term borrowings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Retirement Plans

The following table sets forth the defined benefit obligation and the amounts recognized related to AUO and Toppan CFI’s retirement plans.

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(15,137)	(21,106)	(727)
Non-vested benefit obligation	(862,317)	(1,086,008)	(37,384)
Accumulated benefit obligation	(877,454)	(1,107,114)	(38,111)
Additional benefits based on future salary increase	(968,612)	(1,172,807)	(40,372)
Projected benefit obligation	(1,846,066)	(2,279,921)	(78,483)
Fair value of plan assets	1,500,839	1,599,329	55,054
Funded status	(345,227)	(680,592)	(23,429)
Unrecognized net transition obligation	5,630	4,672	161
Unrecognized pension loss	872,502	1,257,125	43,275
Prepaid pension assets	532,905	581,205	20,007

The following table sets forth the defined benefit obligation and the amounts recognized related to M. Setek’s retirement plans.

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Benefit obligation:
Vested benefit obligation	(92,690)	(105,543)	(3,633)
Non-vested benefit obligation	(17,433)	(9,367)	(323)
Accumulated benefit obligation	(110,123)	(114,910)	(3,956)
Additional benefits based on future salary increase	-	-	-
Projected benefit obligation	(110,123)	(114,910)	(3,956)
Fair value of plan assets	-	-	-
Funded status	(110,123)	(114,910)	(3,956)
Pension liabilities	(110,123)	(114,910)	(3,956)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of AUO, Toppan CFI and M. Setek’s net periodic pension costs consisted of the following:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Defined benefit pension plan:
Service cost	33,148	32,126	23,098	795
Interest cost	31,996	37,475	38,967	1,341
Expected return on plan assets	(28,435)	(28,459)	(30,017)	(1,033)
Amortization	18,594	34,526	33,906	1,167
Net periodic pension cost	55,303	75,668	65,954	2,270

Significant weighted-average actuarial assumptions used for the pension plans of AUO, Toppan CFI and M. Setek were as follows:

December 31,
	2010	2011	2012

Discount rate	2.00% – 2.25%	1.75% – 2.00%	0.594% – 1.75%
Rate of increase in future compensation levels	1.20% – 5.55%	1.20% – 5.55%	1.19% – 3.00%
Expected long-term rate of return on plan assets	0.75% – 2.00%	0.75% – 2.00%	0.00% – 1.75%

AUO and its subsidiaries in ROC have set up defined contribution plans in accordance with the ROC Labor Pension Act. For the years ended December 31, 2010, 2011 and 2012, the Company recognized total benefit costs thereon of NT$774,540 thousand, NT$721,909 thousand and NT$809,902 (US$27,880) thousand, respectively.  Except for the aforementioned companies, the benefit costs recognized by other subsidiary companies related to defined contribution plans in accordance with local regulations amounted to NT$549,656 thousand, NT$632,726 thousand and NT$1,071,837 (US$36,896) thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

18.	Stockholders’ Equity

(a)	Common stock

AUO’s authorized common stock, with par value of NT$10 per share, both amounted to NT$100,000,000 thousand as of December 31, 2011 and 2012.  AUO’s issued and outstanding common stock, with par value of NT$10 per share, both amounted to NT$88,270,455 thousand as of December 31, 2011 and 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2012, AUO had issued 77,222 thousand ADSs, which represented 772,216 thousand shares of its common stock.

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

According to the Republic of China Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the issued common stock.  When a company incurs no loss, it may, pursuant to a resolution to be adopted by a shareholders' meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

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

According to the resolution of AUO’s annual shareholders’ meeting on June 13, 2012, AUO offsetted its net loss arising from 2011 with its capital surplus and legal reserve.

The distributions of earnings as dividends per share, employee bonuses and remuneration to directors for 2010, as approved by stockholders on June 10, 2011 were as follows:

2010
NT$
(in thousands, except for per share data)
Dividends per share
Cash	0.40

Employee bonuses－cash	891,462
Remuneration to directors	30,117
921,579

The aforementioned distribution of earnings for 2010 was consistent with the resolutions in AUO’s board of directors’ meetings.

AUO did not award a bonus to directors and profit sharing to employees due to net loss for the year ended December 31, 2012.

19.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income tax liabilities individually in accordance with their respective statutory tax rates.

(a)
Pursuant to the Statute for Upgrading Industries, AUO (including the extinguished QDI) is entitled to elect appropriate tax incentives, such as tax exemption and other tax credits, based on initial investments and subsequent capital increases for the purpose of purchasing qualified equipment and machinery for the production of TFT-LCD and related products.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO was entitled to the following tax exemptions:

Year of investment	Tax incentive chosen	Tax exemption period
2005, 2006	Exemption from corporate income taxes for five years	Jan. 1, 2010 – Dec. 31, 2014
2007, 2008	Exemption from corporate income taxes for five years	Pending designation

(b)	The components of income tax expense (benefit) were as follows:

	For the year ended December 31,
	2010	2011	2012
	(in thousands)
	NT$	NT$	NT$	US$
Current income tax expense	1,732,649	680,686	966,658	33,276
Deferred income tax benefit	(544,755)	(4,885,765)	(330,236)	(11,368)
	1,187,894	(4,205,079)	636,422	21,908

For AUO and its subsidiaries located in the Republic of China, an alternative minimum tax (“AMT”) in accordance with the Income Basic Tax Act (“IBTA”) is calculated.  Other foreign subsidiary companies calculated income tax in accordance with local tax law and regulations.  The statutory income tax rate applicable to AUO and its subsidiaries located in the Republic of China is 17%.

The expected income tax expense (benefit) calculated based on the Republic of China statutory income tax rate was reconciled with the income tax expense (benefit) as reported in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012, as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Expected income tax expense (benefit)	1,461,317	(11,160,862)	(9,395,999)	(323,442)
Decrease in investment tax credits, including tax credits expired (see Note 19(d))	4,250,789	752,041	6,662,508	229,346
Effect of different tax rate of subsidiaries	82,732	(2,040,199)	(3,876,057)	(133,427)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Tax on undistributed retained earnings	63,852	65,656	64,031	2,204
Increase (decrease) in valuation allowance	(5,063,222)	7,867,649	4,626,319	159,254
Effect of changes in statutory income tax rate	1,176,427	544,351	172,942	5,953
Permanent differences	(761,324)	(319,475)	1,619,548	55,750
Others	(22,677)	85,760	763,130	26,270
Income tax expense (benefit)	1,187,894	(4,205,079)	636,422	21,908
(c)	The components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Current:
Investment tax credits	6,705,473	2,693,740	92,728
Net operating loss carryforwards	51,174	24,800	854
Unrealized losses and expenses	3,915,517	2,531,706	87,150
Timing differences of revenue recognition between accounting and tax reporting	364,694	646,223	22,245
Inventories devaluation	1,196,603	735,483	25,318
Others	397,338	235,700	8,113
	12,630,799	6,867,652	236,408
Valuation allowance	(10,326,641)	(5,203,857)	(179,134)
Net deferred tax assets—current	2,304,158	1,663,795	57,274

Noncurrent:
Investment tax credits	6,863,058	4,213,484	145,043
Net operating loss carryforwards	17,917,187	26,833,961	923,716
Foreign investment gains under the equity method	(265,375)	(333,543)	(11,482)
Goodwill	(1,042,495)	(1,219,110)	(41,966)
Others	2,745,749	6,850,560	235,820
	26,218,124	36,345,352	1,251,131
Valuation allowance	(15,154,023)	(24,003,461)	(826,281)
Net deferred tax assets—noncurrent	11,064,101	12,341,891	424,850

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Total gross deferred tax assets	40,708,712	45,466,831	1,565,123
Total gross deferred tax liabilities	(1,859,789)	(2,253,827)	(77,584)
Total valuation allowance	(25,480,664)	(29,207,318)	(1,005,415)
	13,368,259	14,005,686	482,124

(d)	Investment tax credits

Pursuant to the Statute for Upgrading Industries, investment tax credits may be applied over a period of five years to offset income tax payable.  The amount of investment tax credits available to be applied in any year is limited to 50% of the income tax payable for that year, except for the final year when such investment tax credit expires.

Pursuant to the Business Mergers and Acquisition Act, AUO is entitled to investment tax credits accumulated by QDI prior to the date of acquisition.  As of December 31, 2012, there are no unused investment tax credits available to AUO.  For the years ended December 31, 2010, 2011 and 2012, investment tax credits that expired unused amount to NT$6,889,389 thousand, NT$2,308,078 thousand and NT$6,693,758 (US$230,422) thousand, respectively.  Valuation allowances had previously been recognized for these deferred tax assets.  Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

As of December 31, 2012, unused tax credits of AUO’s subsidiary located in Singapore amounted to NT$1,381,933 (US$47,571) thousand can be applied to any year in the future in accordance with local statutory rules.  A valuation allowance has been provided for substantially all of the investment tax credits at December 31, 2012 because management does not expect AUO to realize these tax benefits before they expire.

As of December 31, 2012, unused investment tax credits of AUO, Toppan CFI, and Konly, and their respective years of expiration were as follows:

Year of assessment	Unused investment tax credits		Expiration year
	NT$	US$
	(in thousands)

2009	2,693,740	92,728	2013
2010	2,758,033	94,941	2014
2011	73,518	2,531	2015
	5,525,291	190,200

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Net operating loss carryforwards

Pursuant to the Taiwan Income Tax Act, as amended on January 21, 2009, the period within which unused net operating loss (“NOL”) assessed by the tax authorities can be carried forward to offset future taxable income has been extended from five years to ten years.  Certain foreign subsidiaries are also entitled to enjoy NOL in accordance with respective local tax law and regulations.

As of December 31, 2012, unused NOL sustained by AUO, Toppan CFI, SGPC, ACTW and foreign subsidiaries were as follows:

Year of assessment	Unused NOL		Expiration year
	NT$	US$
	(in thousands)

2006	227,430	7,829	2016
2007	193,745	6,669	2017
2008	64,151	2,208	2018
2009	30,047,723	1,034,345	2014~2019
2010	2,495,936	85,919	2015~2020
2011	55,522,856	1,911,286	2016~2021
2012 (estimated)	55,288,893	1,903,232	2017~2022
	143,840,734	4,951,488

As of December 31, 2012, unused loss carryforwards of AUO’s subsidiary located in Singapore amounted to NT$879,452 (US$30,274) thousand can be applied to any year in the future in accordance with local statutory rules.  A valuation allowance has been provided at December 31, 2012 for certain of these deferred tax assets because management does not believe the tax benefits of certain NOL’s will be realized before they expire.

(f)	Assessments by the tax authorities

As of December 31, 2012, the tax authorities had completed the examination of income tax returns of AUO and its subsidiaries located in the Republic of China with the exception of SGPC through 2010.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	The integrated income tax system

Information related to the imputation credit account (“ICA”) of AUO was summarized below:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Unappropriated earnings (accumulated deficits):
Earned in 1998 and thereafter	(18,347,855)	(54,614,704)	(1,880,024)
ICA balance	5,148,354	5,307,823	182,713

	For the year ended December 31,
	2011	2012
	(actual)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	－	－

The imputation credit to be allocated to stockholders is computed based on the ICA balance at the date of earnings distribution.  The estimated creditable ratio may differ from the actual distribution.

20.	Earnings (loss) per Share (“EPS”)

Basic EPS for the years ended December 31, 2010, 2011 and 2012 were computed as follows:

	For the year ended December 31,
	2010		2011		2012
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income (loss) attributable to equity holders of the parent company:
Net income (loss)	7,447,409	6,692,657	(65,585,890)	(61,263,814)	(54,119,004)	(54,614,704)

Weighted-average number of shares outstanding during the year	8,827,046	8,827,046	8,827,046	8,827,046	8,827,046	8,827,046

Basic EPS (NT$):
Basic EPS—net income (loss)	0.84	0.76	(7.43)	(6.94)	(6.13)	(6.19)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Diluted EPS for years ended December 31, 2010, 2011 and 2012 were computed as follows:

	For the year ended December 31,
	2010		2011		2012
	Pre-tax	After tax	Pre-tax	After tax	Pre-tax	After tax
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands, except for per share data)
Net income attributable to equity holders of the parent company (including the effect of dilutive potential common stock)
Net income (loss) attributable to equity holders of the parent company	7,447,409	6,692,657	(65,585,890)	(61,263,814)	(54,119,004)	(54,614,704)
Effects of potential common stock:
Convertible bonds payable	(507,514)	(421,237)	-	-	-	-
	6,939,895	6,271,420	(65,585,890)	(61,263,814)	(54,119,004)	(54,614,704)

Weighted-average number of shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of shares outstanding during the year	8,827,046	8,827,046	8,827,046	8,827,046	8,827,046	8,827,046
Effects of potential common stock:
Convertible bonds payable	132,467	132,467	-	-	-	-
Employee bonuses	31,027	31,027	-	-	-	-
	8,990,540	8,990,540	8,827,046	8,827,046	8,827,046	8,827,046
Diluted EPS (NT$)	0.77	0.70	(7.43)	(6.94)	(6.13)	(6.19)

Note: Diluted earnings per share in 2011 and 2012 were not calculated due to the anti-dilutive effect of convertible bonds.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Additional Disclosure on Financial Instruments

(a)	Fair value information

The carrying amount of cash and cash equivalents, receivables/payables (including related parties), other current financial assets, restricted assets, short-term borrowings, and equipment and construction-in-progress payables approximates their fair value due to their short-term nature.  Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2011 and 2012 were as follows:

	December 31, 2011
	Carrying amount	Fair value
	NT$	NT$
	(in thousands)
Financial assets:
Foreign currency forward contracts	85,621	85,621
Options contracts	172	172
Available-for-sale financial assets－noncurrent	436,774	436,774
Interest rate swap contracts	3	3
Refundable deposits	404,751	404,751

Financial liabilities:
Long-term borrowings (including current portion)	198,957,069	198,957,069
Convertible bonds payable	21,787,128	21,787,128
Bonds payable (including current portion)	3,564,383	3,638,651
Foreign currency forward contracts	17,523	17,523
Interest rate swap contracts	198,401	198,401
Options contracts	176,185	176,185

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2012
	Carrying amount		Fair value
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Foreign currency forward contracts	23,621	813	23,621	813
Options contracts	66	2	66	2
Available-for-sale financial assets－noncurrent	235,134	8,094	235,134	8,094
Refundable deposits	297,692	10,248	297,692	10,248

Financial liabilities:
Long-term borrowings (including current portion)	192,908,412	6,640,565	192,908,412	6,640,565
Convertible bonds payable	21,598,083	743,480	21,598,083	743,480
Foreign currency forward contracts	804,001	27,676	804,001	27,676
Interest rate swap contracts	58,547	2,015	58,547	2,015
Options contracts	54,000	1,859	54,000	1,859

(b)	The following methods and assumptions are used to estimate the fair values of the Company’s financial instruments:

(1)
The fair value of financial instruments other than financial assets carried at cost is based on quoted market prices, if available, in active markets.  The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

The fair value of foreign currency forward contracts is computed based on the spot rate and swap points provided by Reuter’s quotes system.  The fair value of interest rate swap is estimated based on market price provided by financial institutions.  Financial institutions use the evaluation models and assumptions to estimate the market price of the individual contract.

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

The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc.  As of December 31, 2012, the company had no long-term borrowings’ interest that is paid by fixed rate. The Company used a discount rate of 1.1808% as of December 31, 2011.  The fair value of convertible bonds payable is estimated based on Least Square Monte Carlo Simulation.

(5)
If the fair value of aforementioned financial instruments is denominated in foreign currency, the Company estimates the fair value based on the spot exchange rate provided by Reuter’s quotes system.  The spot exchange rate is based on the buying rate and adopted consistently, except for the US dollar, which is based on the closing price.

(c)	The fair values of the Company’s financial assets and liabilities determined by publicly quoted market price, if available, or determined using a valuation technique were as follows:

	December 31, 2011
	Publicly quoted market prices	Fair value based on valuation technique
	NT$	NT$
	(in thousands)
Financial assets:
Foreign currency forward contracts	-	85,621
Options contracts	-	172
Available-for-sale financial assets－noncurrent	436,774	-
Interest rate swap contracts	-	3
Refundable deposits	-	404,751

Financial liabilities:
Long-term borrowings (including current portion)	-	198,957,069
Convertible bonds payable	-	21,787,128
Bonds payable (including current portion)	-	3,638,651
Foreign currency forward contracts	-	17,523
Interest rate swap contracts	-	198,401
Options contracts	-	176,185

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2012
	Publicly quoted market prices		Fair value based on valuation technique
	NT$	US$	NT$	US$
	(in thousands)
Financial assets:
Foreign currency forward contracts	-	-	23,621	813
Options contracts	-	-	66	2
Available-for-sale financial assets－noncurrent	235,134	8,094	-	-
Refundable deposits	-	-	297,692	10,248

Financial liabilities:
Long-term borrowings (including current portion)	-	-	192,908,412	6,640,565
Convertible bonds payable	-	-	21,598,083	743,480
Foreign currency forward contracts	-	-	804,001	27,676
Interest rate swap contracts	-	-	58,547	2,015
Options contracts	-	-	54,000	1,859

(d)	The Company pledged certain of its financial assets to secure long-term borrowings and bonds payable, see note 23.

(e)
Gains (losses) on valuation of financial instruments resulting from the change in fair value, determined using valuation techniques, were NT$3,986,083 thousand, NT$744,072 thousand and NT$(1,260,588) (US$(43,394)) thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

(f)
Financial liabilities exposed to cash flow risk resulting from change in interest rates were NT$181,521,211 thousand and NT$178,686,190 (US$6,150,988) thousand as of December 31, 2011 and 2012, respectively.

(g)	Financial risks relating to financial instruments

(1)	Market risk

The Company holds equity securities which are classified as available-for-sale financial assets.  Equity securities are valued at fair value and are exposed to the risk of price changes in the securities market.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The majority of the Company’s customers are in the computer, consumer electronics and LCD TV industries.  Management continuously evaluates the credit quality and financial strength of its customers, or purchase credit insurance.  If necessary, the Company will request collateral from its customers.  In 2010, 2011 and 2012, the Company’s five largest customers accounted for 39.02%, 36.03% and 34.88%, respectively, of the consolidated net sales.

(3)	Liquidity risk

Management believes the Company's existing unused credit facility under its loan agreements, together with net cash flow from its operating activities, will be sufficient to fulfill its payment obligations over the next twelve months.  Therefore, management believes that the Company does not have significant liquidity risk.

As of December 31, 2012, the Company’s future cash flows for the outstanding forward exchange contracts were as follows:

Forward Exchange Contract Term	Outflow		Inflow
	(in thousands)		(in thousands)

From Jan. 2013 to Jun. 2013	USD	229,100	JPY	39,608,298
	NTD	8,668,702	SGD	14,781
	EUR	103,400	CNY	1,053,651
	CZK	40,448

In addition, the exchange rates for settling these forward exchange contracts are fixed, as they are pre-determined at the start of each contract.  Therefore, there is no material cash flow risk.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Cash flow risk resulting from change in interest rates

A majority of the Company’s long-term borrowings bear floating-interest-rate.  As a result, the Company is exposed to fluctuation in interest rates that affect cash flows for interest payments on these borrowings.  At December 31, 2012, if the market interest rates on the Company’s floating-interest-rate borrowings had been 25 basis points higher with all other variables held constant, the future annual interest expense would have been NT$446,715 (US$15,377) thousand higher.

22.	Related-party Transactions

Except as disclosed in the consolidated financial statements and other footnotes, the significant related party transactions were as follows:

(a)	Names and relationships of related parties

Name of related party	Relationship with the Company

Cando	Investee of AUO and Konly; see note (i) below
Raydium	Investee of Konly
Qisda	Shareholder represented on AUO’s board of directors; investee of AUO and Konly
BenQ Corporation (“BenQ”)	Subsidiary of Qisda
Qisda (Suzhou) Co., Ltd. (“QCSZ”)	Subsidiary of Qisda
BenQ Material Corp. (“BMC”)	Subsidiary of Qisda
Forhouse	Investee of Konly, Ronly and BVTW
Changhong Electrics (Sichuan) Co., Ltd. (“Changhong Electrics”)	Joint investor of BVCH
Changhong (Hongkong) Trading Ltd. (“Changhong Trading”)	Substantive related party of BVCH
TCL Corporation (“TCL”)	Related party of BKHZ; see note (ii) below
TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”)	Joint investor of BKHZ ; see note (ii) below
TCL Electrics (Hongkong) Co., Ltd. (“TCL (HK)”)	Related party of BKHZ; see note (ii) below
AUSP	Investee of AUSG
Sichuan Changhong Opto-electrical Co., Ltd. (“Changhong Opto-electrical”)	Related party of BVCH
Daxin Materials Corp. (“Daxin”)	Investee of Konly and Ronly

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of related party	Relationship with the Company

Others	Directors, supervisors, president, vice-presidents of the Company, and entities that the Company has significant influence but with which the Company had no material transactions.

Note (i):
 On June 30, 2011, the Company disposed most of its equity shareholdings in Cando, and resigned from the director position.  Accordingly, transactions with Cando have been disclosed as related-party transactions through June 30, 2011.

Note(ii):
On July 27, 2010, the Company jointly invested in BKHZ with TCL Huizhou through AULB. Accordingly, TCL Huizhou and its related parties are considered as a related party of the Company, and related-party transactions were disclosed starting from July 27, 2010.

(b)	Significant transactions with related parties

(1)	Sales

Net sales to related parties were as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Changhong Trading	245,940	4,761,272	7,466,133	257,010
BenQ	9,750,242	6,400,096	7,169,652	246,804
TCL Huizhou	6,284,825	10,292,276	7,115,218	244,930
AUSP	76,623	2,568,666	4,152,238	142,934
Changhong Opto-electrical	-	509,357	3,269,248	112,538
QCSZ	3,260,601	2,628,576	2,935,247	101,041
Changhong Electrics	15,676,929	7,377,695	1,865,034	64,201
TCL (HK)	2,572,268	2,152,528	1,000,830	34,452
TCL	2,998,896	486,003	101,666	3,500
Others	5,583,365	4,799,830	3,014,428	103,767
	46,449,689	41,976,299	38,089,694	1,311,177

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The collection terms for sales to related parties were month-end 30 to 55 days, and average collection days for the years ended December 31, 2010, 2011 and 2012, were 50 days, 70 days and 62 days, respectively.  The collection terms for sales to unrelated customers were month-end 30 to 60 days, and average collection days for the years ended December 31, 2010, 2011 and 2012, were 48 days, 52 days and 43 days, respectively.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

As of December 31, 2011 and 2012, receivables resulting from the above transactions were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)
Changhong Trading	558,702	1,941,109	66,819
Changhong Opto-electrical	1,467,690	1,198,487	41,256
BenQ	1,052,761	1,189,094	40,933
TCL Huizhou	725,488	748,826	25,777
AUSP	770,705	385,575	13,273
QCSZ	828,581	326,489	11,239
Changhong Electrics	544,697	163,177	5,617
Others	1,076,285	367,106	12,637
Less: allowance for sales returns and discounts	(241,304)	(128,784)	(4,433)
	6,783,605	6,191,079	213,118

(2)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to related parties.  Total rental income for the years ended December 31, 2010, 2011 and 2012, amounted to NT$118,169 thousand, NT$141,615 thousand and NT$153,202 (US$5,274) thousand, respectively.  The collection term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

In 2010, 2011 and 2012, the Company sold property, plant and equipment to related parties for NT$15,471 thousand, NT$16,128 thousand and NT$3,676 (US$127) thousand, respectively.  Gains on disposals for the years ended December 31, 2010, 2011 and 2012, amounted to NT$9,568 thousand, NT$523 thousand and NT$193 (US$7) thousand, respectively.  The collection term was month-end 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

In 2010, 2011 and 2012, the Company received administration income of NT$4,408 thousand, NT$8,786 thousand and NT$2,896 (US$100) thousand from related parties.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2010, 2011 and 2012 the Company received compensation income of NT$1,974 thousand, NT$6,662 thousand, and nil, respectively, from related parties due to product quality issues.

In 2010, 2011 and 2012, the Company received other income of NT$12,473 thousand, NT$133,134 thousand and NT$77,314 (US$2,661) thousand, respectively, from related parties.

As of December 31, 2011 and 2012, other receivables from the aforementioned transactions amounted to NT$191,499 thousand and NT$91,185 (US$3,139) thousand, respectively.

(3)	Purchases

Net purchases from related parties were as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Forhouse	23,277,026	19,294,675	18,964,246	652,814
BMC	13,995,913	14,453,146	12,298,164	423,345
Raydium	8,488,130	8,350,319	8,193,723	282,056
QCSZ	2,571,423	3,037,687	4,767,809	164,124
Changhong Electrics	3,247,996	7,092,431	449,381	15,469
Others	20,872,427	16,263,085	10,216,276	351,679
	72,452,915	68,491,343	54,889,599	1,889,487

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were 30 to 120 days for the years ended 2010, 2011 and 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011 and 2012, payables resulting from the above purchases were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Forhouse	6,207,655	4,173,347	143,661
BMC	3,385,151	3,349,572	115,304
Raydium	3,048,366	3,034,575	104,460
QCSZ	1,253,681	1,846,303	63,556
Daxin	683,268	900,727	31,006
Others	2,876,058	2,510,404	86,417
	17,454,179	15,814,928	544,404

(4)	Acquisition of property, plant and equipment and others

In 2010, 2011 and 2012, the Company acquired property, plant, and equipment from related parties for a total consideration of NT$36,212 thousand, NT$33,818 thousand and NT$12,224 (US$421) thousand, respectively.

In 2010, 2011 and 2012, the Company paid other expenses, which consists mainly of rental and other expenses, of NT$468,205 thousand, NT$528,710 thousand and NT$437,541 (US$15,062) thousand, respectively, to related parties.

As of December 31, 2011 and 2012, amounts due to related parties as a result of the aforementioned transactions (includes equipment payable) amounted to NT$180,235 thousand and NT$76,065 (US$2,618) thousand, respectively.

(5)	Compensation to executive officers

In 2011 and 2012, compensation paid to the Company’s executive officers including directors, supervisors, president and vice-presidents was as follows:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Salaries	143,208	134,351	4,625
Compensation	85,143	60,007	2,066
Service charges	14,735	2,862	99
Employee bonuses	15,900	3,422	118

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2011	2012
		NT$	NT$	US$
			(in thousands)
Restricted cash in banks and other financial assets - current	R&D project, oil purchases and guarantees for customs duties	158,509	410,592	14,134
Secured deposit (classified as other current assets)	Guarantees for lawsuit	4,778,288	4,778,288	164,485
Land and building	Long-term borrowings	92,496,496	79,807,136	2,747,234
Machinery and equipment	Long-term borrowings and bonds payable	162,782,620	110,411,432	3,800,738
Available-for-sale financial assets (Note)	Long-term borrowings	3,309	2,829	97
		260,219,222	195,410,277	6,726,688

Note:
The available-for-sale financial assets comprise of shares of Ashai Diamond and Mizuho Financial Group held by M. Setek. As of December 31, 2012, the related long-term borrowings secured by this pledge had been repaid, and the pledge on the asset is in the process of being terminated.

24.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2012, in addition to those disclosed in the aforementioned notes to the financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2011 and 2012, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials from foreign suppliers:

	December 31,
Currency	2011	2012
	(in thousands)

USD	6,273	14,097
JPY	2,819,360	644,970
EUR	6,173	1,427

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
Currency	2011	2012
	(in thousands)

CNY	900	-
NTD	10,800	-
FRF	-	143

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display East Inc. (formerly Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display, Co., Ltd. (formerly IPS Alpha Technology, Ltd.), Guardian Industries Corp., Fergason Patent Properties LLC, Toshiba Mobile Display Co., Ltd., Sharp Corporation, LG Display Co., Ltd., Samsung Electronics Co., Ltd., Hydis Techonlogies Co., Ltd., E Ink Holdings Inc. and others.  The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

(c)	Purchase commitments

On March 31, 2011, AUO signed a long-term materials supply agreement with Corning Display Technologies Taiwan Co., Ltd. (“Corning Taiwan”), under which, AUO and Corning Taiwan agreed on the supply of certain TFT-LCD and color filters glass substrates at negotiated quantity.  The contract is effective from March 30, 2011 to December 31, 2013.

In April 2011, AUO signed a long-term materials supply agreement with Korean OCI Company Ltd. (“OCI”), under which, AUO and OCI agreed on the supply of certain polysilicon. Purchase prices were determined and adjusted through negotiation on each order basis between both parties. AUO paid proportionate prepayments in three installments to OCI in 2011.  The contract is effective from April 15, 2011 to December 31, 2018.

On January 25, 2011, AUO signed a long-term materials supply agreement with Sunrise Global Solar Energy (“Sunrise”), under which, AUO and Sunrise agreed on the supply of certain single crystalline silicon solar cells.  The contract is effective from January 25, 2011 to January 15, 2013.

As of December 31, 2011 and 2012, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled NT$36,301,499 thousand and NT$15,933,709 (US$548,493) thousand, respectively.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Operating lease agreements

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027.  In addition, the Company’s subsidiary companies, including Toppan CFI, AUCZ, ACTW and M. Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009, to December 31, 2030.  Future minimum lease commitments as of December 31, 2012, under existing non-cancelable agreements were as follows:

Year	Minimum lease commitments
	NT$	US$
	(in thousands)

2013	855,996	29,466
2014	598,444	20,600
2015	524,937	18,070
2016	485,618	16,717
Thereafter	3,682,790	126,774

Rental expense for operating leases amounted to NT$972,931 thousand, NT$1,325,238 thousand, and NT$1,128,816 (US$38,858) thousand in 2010, 2011 and 2012, respectively.

(e)	Litigation

(1)	Alleged patent infringements

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The trial was in April 2012 and because the case is relating to Nikon’s equipment, Nikon Corporation defended on behalf of AUO during the trial. In April 2012, the court invalidated Anvik’s patents. Anvik has filed an appeal in July 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware (“Delaware Court”) against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The court granted summary judgment of non-infringement of AUO in December 2011. Apeldyn has filed an appeal in September 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against AUO, AU Optronics America (“AUUS”), AUO’s customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. The ITC Judge’s preliminary determination made in January 2012 found that none of the patents asserted by Thomson against AUO were infringed by AUO. In June 2012, ITC affirmed the Administrative Law Judge’s initial determination of no violation of Section 337 ruled in AUO’s favor. Thomson has filed an appeal in July 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

In January 2011, Advanced Display Technologies of Texas, LLC (“ADTT”) filed a lawsuit in the United States District Court for the Eastern District of Texas Tyler Division (the “Eastern Texas Court”) against AUO, AUUS and other electronic devices companies, claiming infringement of certain of ADTT’s patents in the United States. ADTT is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. AUO, AUUS and ADTT have enter into a settlement and a patent license agreement with ADTT in November 2012, under which ADTT agreed to dismiss all pending legal actions that have been filed against AUO and AUUS.

On April 25, 2011, Eidos Display, LLC and Eidos III, LLC. (together “Eidos”) filed a lawsuit in the Eastern Texas Court against AUO, AUUS and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The Markman hearing was held and AUO and AUUS are awaiting for the court’s ruling.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

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

On January 28, 2013, Copytele Inc. (“Copytele”), filed a complaint against AUO, AUUS, E Ink Holdings Inc and E Ink Corporation in the Northern District of California Court, claiming breach of contract, fraud and other alleged anti-competitive acts.  Copytele is seeking, among other things, unspecified monetary damages.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

The aforementioned settlements did not have a significant impact on the Company’s consolidated financial statements for the year ended December 31, 2012.

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions.  Since December 2006, AUO and certain of its overseas subsidiaries have been involved in antitrust investigations including but not limited by the United States Department of Justice (the “U.S. DOJ”), the European Commission Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the Korea Fair Trade Commission, the Japan Fair Trade Commission, the National Development and Reform Commission in Mainland China and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. In November 2009, the Taiwan Fair Trade Commission notified AUO of the termination of its investigation. In February 2012, the Canada Competition Bureau notified AUO of the discontinuance of its investigation. As of March 14, 2013, no decision has been issued by the Japan Fair Trade Commission, and it is believed the statutory time period by which the Commission was required to have issued a decision has already lapsed. In

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 2011, AUO was in receipt of a written decision made by the Korea Fair Trade Commission (“KFTC”) alleging the violation of competition rules in Korea conducted by a number of LCD manufacturers, including AUO and imposed fines on a number of LCD manufacturers, including AUO. The fine imposed by KFTC against the Company is 28,442,000,000 Korean won. AUO paid the full amount of fine and filed a complaint for objection in the KFTC and also filed an appeal in the Seoul High Court. In February, AUO was notified by the KFTC of a 30% reduction of the fine. In March 2011, KFTC refunded the reduced fine to AUO. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on AUO. AUO paid the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court to vigorously defend itself. The ultimate outcome of this case is still pending and it is anticipated to take at least two years. In November 2011, the DG COMP advised AUO that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. No determination has been made and AUO does not know when the investigation may be concluded. As with the prior EU investigation, AUO is cooperating with DG COMP and AUO intends to continue to cooperate as warranted as part of AUO’s ongoing defense of this matter. Management is reviewing the merits of this lawsuit on an on-going basis. In December 2012, AUO was ordered by the PRC National Development and Reform Commission to refund certain overcharge in the amount of RMB 21.89 million for alleged involvement in anticompetitive price fixing practices in the sale of LCD panels to PRC customers between 2001 and 2006. AUO has cooperated with the PRC National Development and Reform Commission and refunded the full amount of the alleged overcharged in January 2013. In January 2013, the Secretariat of Economic Law of Brazil initiated official proceedings against AUO. AUO will continue to cooperate with the Secretariat of Economic Law of Brazil and file an official response letter pursuant to the applicable local rules. Management is reviewing the merits of this proceeding on an on-going basis.

In June 2010, AUO, AUUS and six of its current and former officers and employees were indicted in the United States District Court for the Northern District of California (the “Northern California Court”) for an alleged one count violation of Section 1 of the Sherman Act.  In March 2012, a jury reached a guilty verdict for charges made by the US DOJ against AUO and AUUS and found the alleged gross gains of AUO, AUUS and their alleged coconspirators at least US$500 million. In September  2012, the Northern California Court rendered judgment against AUO and AUUS regarding the antitrust matter and imposed a fine of US$500 million against AUO to be payable over 3 years, imposed no fine against AUUS.  AUO paid the first installment of US$125 million in January 2013. AUO plans to pay the remaining three installments, each in the amount of US$125 million, in 2013, 2014 and 2015, respectively, subject to the outcome of the appeal. The Northern California Court placed AUO and AUUS on probation for three years, ordered the Company to publish the conviction and fine in three major trade publications in the U.S., as well as assigned a monitor and required us to adopt an effective antitrust compliance program.  AUO and AUUS have lodged an appeal will take further appropriate actions  depending on the developments of this lawsuit.  Although the judgment is being appealed, in accordance with the relevant accounting principles AUO recognized an additional provision for approximately US$223 million in the third quarter of 2012 to adjust the accrued liability for this matter to the full amount of the fine imposed.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO has made certain provisions for certain antitrust matters in certain jurisdictions when it is probable that an unfavorable outcome will occur and the amount of loss can be reasonably estimated or the minimal amount of the range of possible loss, if such assessment is possible, where the amount of loss cannot be reasonably estimated. Management will re-assess these loss contingencies each reporting period and will make any additional provisions or necessary adjustments as deemed appropriate. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on the Company’s business, results of operation and future prospects.

(3)	Antitrust civil actions lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against AUO and/or its subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court has issued an order certifying two types of classes that may proceed against AUO and other TFT-LCD companies: direct purchasers and indirect purchasers.

AUO and AUUS have reached a settlement agreement with: (i) the direct purchaser plaintiffs, (“DPP”) for a payment of US$38 million by AUO in two installments, and (ii) with the indirect purchaser plaintiffs (“IPP”) and the state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, for a payment of US$161.5 million by AUO in two installments. Under the settlement agreements, the DPP and IPP will release AUO and AUUS from all claims for monetary relief and all claims for injunctive relief held by indirect purchasers in the certified relief classes, respectively. In addition, the eight settling states separately agreed to release AUO and AUUS from claims for civil penalties and fines arising on or before December 31, 2006 in exchange for an additional aggregate payment of approximately US$8.5 million to the eight settling states.  The DPP settlement has obtained preliminary approval in July 2012 and obtained final approval by the Northern California Court in December 2012.  The IPP settlement was preliminarily approved by the Northern California Court in July 2012 and is pending final approval by the Northern California Court.  AUO has fully recognized these settlement amounts in its consolidated financial statements by the second quarter of 2012. AUO has paid partial settlement amount to the designated account in 2012 and as of March 14, 2013, AUO has fully paid the remainder.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corp, Dell, HP, Kmart Corp, Kodak, Tracfone, Motorola Inc. (“Motorola”), Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, Sony, Target Corp., TechData Corporation, Viewsonic and other various business entities, filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. In the fourth quarter of 2012, AUO and its subsidiaries have reached settlement agreements with AT&T, HP, Dell and Nokia, respectively. AUO has recognized provisions for the settlement amounts for the year ended December 31, 2012 in accordance with the applicable accounting principles. The first track of plaintiffs that have opted out of the class cases are set for trial in June 2013. While management intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State, Oklahoma State and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including AUO. In June 2012, AUO and AUUS have settled with state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin. AUO has retained counsel to handle the related matters for the litigation between the remaining states. AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, of certain of these lawsuits is currently not estimable. Management is reviewing the merits of these civil lawsuits on an on-going basis.

In addition to the matters described above, the Company is also a party to other litigations or proceedings that arise during the ordinary course of business. Except as mentioned above, the Company is not involved in any material litigation or proceeding which could be expected to have a material adverse effect on the Company’s business or results of operations.

The Company has made net provisions of NT$511,251 thousand, NT$6,115,540 thousand and NT$10,603,868 thousand (US$365,021) thousand in 2010, 2011 and 2012, respectively, with respect to litigation and claims in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable. The total accrued liabilities for those loss contingencies as of December 31, 2011 and 2012 were NT$19,863,888 thousand and NT$26,168,055 (US$900,794) thousand, respectively.  Management estimates certain possible loss, which by its nature is uncertain and may be materially higher or lower than estimated, in excess of amounts accrued, if any, for these matters is up to NT$1 billion (US$34.4 million) as of December 31, 2012. The provisions may ultimately be proven to be under- or over-estimated. For the matters described above, management will continue to evaluate the appropriateness of the amounts recorded and will make adjustments to such recorded amounts as deemed necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Sales agreements

Since 2006, M. Setek entered into long-term sales agreements with five customers.  The agreements provide that, from 2006 to 2015, M. Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M. Setek.  These customers may request M. Setek to terminate the agreements and to reimburse the remaining prepayments, if delivery schedule is not met.  As of December 31, 2012, the remaining unearned revenue amounted to US$188,513 thousand.

(g)	Others

On January 21, 2010, the Taiwan Supreme Administrative Court dismissed an appeal by the Environmental Protection Administration of the Executive Yuan of Taiwan relating to the development of Central Taiwan Science Park located in Seven Star Farm. The Seven Star Farm is the location where the Company is building its new 8.5 generation manufacturing plants.  As a result of the dismissal, the Central Taiwan Science Park Development Office (“CTSP”) was required to make supplemental submission of its environmental assessment for the construction of Seven Star Farm of the Central Taiwan Science Park. In response, on August 31, an updated environmental impact assessment was further reviewed and approved by the Environmental Protection Agency of the ROC Executive Yuan (“EPA”). The EPA issued its official announcement of the approval of such updated environmental impact assessment in favor of the continued development of the third phase expansion. On September 6, 2010, the Central Taiwan Science Park Development Office has received the new development approval from the National Science Council of the Executive Yuan to allow the third phase to continue. Certain individuals filed several lawsuits against the National Science Council of the ROC Executive Yuan (“NSC”), CTSP and the EPA for preliminary injunction, ceasing enforcing development approval, revoking development approval and revoking the updated environmental impact assessment in the Administrative Court. In September 2012, the Taipei High Administrative Court has ruled in favor of the administrative authorities. Among the administrative lawsuits, certain administrative lawsuits are in favor of NSC, CTSP and the EPA and the others remain pending in the Administrative Court.  At present, the Company does not believe this event to have a material adverse effect on the Company’s operations under the preliminary presumption of administrative trust-protection principle between the government and people since the Company has obtained the development approval issued by the governmental authorities in due course.

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

	For the year ended December 31, 2010
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
	(in thousands)

Net sales from external customers	456,725,565	10,432,399	-	467,157,964
Intersegment sales	-	233,402	(233,402)	-
Total segment sales	456,725,565	10,665,801	(233,402)	467,157,964
Operating profit (loss) (Note)	13,102,670	(2,612,622)	6,616	10,496,664
Non-operating expenses and losses, net				(1,900,683)
Income before income tax				8,595,981
Depreciation and amortization	86,656,429	2,479,273	-	89,135,702

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2011
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
		(in thousands)

Net sales from external customers	366,482,597	13,229,281	-	379,711,878
Intersegment sales	-	38,887	(38,887)	-
Total segment sales	366,482,597	13,268,168	(38,887)	379,711,878
Operating loss (Note)	(54,433,233)	(3,220,521)	(4,778)	(57,658,532)
Non-operating expenses and losses, net				(7,993,597)
Loss before income tax				(65,652,129)
Depreciation and amortization	84,999,490	3,752,943	-	88,752,433

	For the year ended December 31, 2012
	Display	Solar	Adjustment and eliminations	Consolidated Total
	NT$	NT$	NT$	NT$
		(in thousands)

Net sales from external customers	367,120,352	11,350,583	-	378,470,935
Intersegment sales	-	-	-	-
Total segment sales	367,120,352	11,350,583	-	378,470,935
Operating loss (Note)	(29,587,263)	(8,277,411)	-	(37,864,674)
Non-operating expenses and losses, net				(17,405,908)
Loss before income tax				(55,270,582)
Depreciation and amortization	70,939,638	4,647,018	-	75,586,656

Note:	The adjustment and eliminations of operating profit (loss) resulted from the intersegment transactions of solar reporting unit.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Geographic information

A geographical breakdown as of and for the years ended December 31, 2010, 2011 and 2012, is as follows:

(1)	Consolidated net sales (Note 1)

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	178,396,594	145,497,812	150,790,438	5,190,721
PRC	147,491,931	107,117,722	114,469,451	3,940,429
Singapore	27,369,287	23,670,480	31,397,387	1,080,805
Korea	45,300,140	30,797,262	18,864,208	649,370
Other foreign countries	68,600,012	72,628,602	62,949,451	2,166,935
Consolidated net sales	467,157,964	379,711,878	378,470,935	13,028,260

(2)	Consolidated non-current assets (Note 2)

	December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	327,784,022	290,196,184	248,284,493	8,546,798
PRC	34,608,643	40,874,169	42,893,682	1,476,547
Other foreign countries	40,271,148	49,594,776	44,576,513	1,534,475
Total consolidated non-current assets	402,663,813	380,665,129	335,754,688	11,557,820

(3)	Consolidated tangible long-lived assets

	December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Taiwan	313,306,181	273,047,594	232,350,302	7,998,289
PRC	31,883,762	37,612,226	39,894,917	1,373,319
Other foreign countries	40,438,441	49,516,758	44,112,350	1,518,498
Total consolidated tangible long-lived assets	385,628,384	360,176,578	316,357,569	10,890,106

Note 1:	Sales are attributed to countries based upon the location of customers placing orders.
Note 2:	Non-current assets are not inclusive of financial instruments, deferred tax assets, and pension-related assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2010, 2011 and 2012, sales to individual customers representing greater than 10% of consolidated net sales were as follows:

	For the year ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$
	(in thousands)

Customer A	71,227,688	15	50,400,074	13	58,022,522	1,997,333	15

(d)	The sales for principal products comprised the follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)

Panels for Mobile PCs	70,390	67,530	72,374	2,491
Panels for Monitors	77,942	58,407	59,576	2,051
Panels for Consumer Electronics Products	56,402	62,832	57,746	1,988
Panels for LCD Televisions(1)	237,263	165,275	168,892	5,814
Others(2)	25,161	25,668	19,883	684
Total	467,158	379,712	378,471	13,028

(1)	Includes sales from panels, TV sets and other related products for LCD televisions.
(2)	Includes sales generated from panels for solar modules, from sales of raw materials, components, single crystal silicon wafers and ingots, and from service charges.

26.	Subsequent Event

In February 2013, the Company’s board of directors, under the authorization of the shareholders’ meeting in June 2012, passed a resolution to issue 640 million to 800 million common shares for cash to sponsor the issuance of American Depositary Shares.

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

The Company made an initial equity investment in M. Setek in June 2009.  Under ROC GAAP, the acquisition was accounted for in accordance with ROC SFAS No. 7 using the purchase method of accounting.  The effect of potential voting rights is considered in assessing whether a company can control an investee.  Consequently, the Company was required to consolidate M. Setek in the Company’s consolidated financial statements from August 31, 2009 for ROC GAAP purposes.

Under US GAAP, effective from October 1, 2009, management determined that the Company had a controlling financial interest in M. Setek, and therefore M. Setek is included in the Company’s consolidated financial statements from October 1, 2009 for US GAAP purposes.  The acquisition of the controlling financial interest in M. Setek was accounted for in accordance with FASB ASC Topic 805 using the acquisition method of accounting.  The identifiable assets acquired, the liabilities assumed, and noncontrolling interests in M. Setek, were recognized and measured at acquisition-date fair values.  There were no intangible assets identified by management in the purchase price allocation process.

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

The Company accounted for this purchase using the acquisition method.  Total cash consideration was an equivalent amount of NT$2,435 million.  The Company allocated purchase price to the acquired assets and liabilities based on the estimated fair value at the acquisition date as summarized in the following table.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Consequently, the Company recognized a bargain purchase gain of NT$37,875 thousand at the acquisition date for US GAAP purposes.  Under ROC GAAP, the bargain purchase gain is further deducted from the carrying amount of non-current assets.

AUKS was still in the development period, therefore, there is no significant impact on results of operations as if the acquisition of AUKS had taken place on January 1, 2011.  As such, the pro forma financial information has not been disclosed.

(b)	Noncontrolling interests

Under US GAAP, noncontrolling interests are classified in the consolidated statements of operations as part of consolidated net earnings and the accumulated amount of noncontrolling interests are included in the consolidated balance sheets as part of shareholders’ equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  However, if a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings.

Under ROC GAAP, upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss.

In March 2010, the Company disposed partial holdings of its investments in BVTW and Lextar, respectively, and recognized a disposal gain of NT$124,845 thousand under ROC GAAP.  The decrease in equity interests did not result in a loss of control or deconsolidation as of that time.  As a result, the disposal was accounted for as an equity transaction and the gain was reversed under US GAAP.  On June 30, 2010, Lextar re-elected its board of directors so that the Company lost the power to control Lextar’s financial, operating and personnel policies.  Consequently, Lextar was deconsolidated as of that date.  See further discussion at note 27(c).

Changes from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to AU Optronics Corp., US GAAP	4,244,323	(80,948,225)	(54,471,882)	(1,875,108)
Transfer (to) from noncontrolling interest
Decrease in AUO’s paid-in capital due to purchase of common shares of former BVTW	(17,961)	-	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Decrease in AUO’s paid-in capital due to purchase of common shares of ACTW	-	(480,250)	(141,762)	(4,880)
Increase in AUO’s paid-in capital for sale of BVTW’s common shares	17,497	-	-	-
Increase in AUO’s paid-in capital for sale of Lextar’s common shares	107,348	-	-	-
Increase in AUO’s paid-in capital for disproportionate participation in Lextar’s capital increase	1,234,361	-	-	-
Increase in AUO’s paid-in capital for disproportionate participation in BVTW’s capital increase	562,689	214,119	-	-
Decrease in AUO’s paid-in capital for disproportionate participation in former BVTW’s capital increase	(66,424)	-	-	-
Increase (decrease) in AUO’s paid-in capital for disproportionate participation in ACTW’s capital increase	9,111	402,394	(75,082)	(2,584)
Increase (decrease) in AUO’s paid-in capital for disproportionate participation in M. Setek’s capital increase	(703,387)	943,314	-	-
Net transfer (to) from noncontrolling interest	1,143,234	1,079,577	(216,844)	(7,464)
Change from net income (loss) attributable to AU Optronics Corp. and transfers (to) from noncontrolling interest	5,387,557	(79,868,648)	(54,688,726)	(1,882,572)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

In 2011, the Company’s investment in Qisda experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2011, for US GAAP purposes.  As a result, the Company recognized an impairment loss of NT$1,801,856 thousand related to its investment in Qisda for the year ended December 31, 2011.  In 2012, the Company recognized an other-than-temporary impairment for Qisda under ROC GAAP in the amount of NT$827,344 (US$28,480) thousand.  Such impairment of the investment in Qisda was recognized in 2011 under US GAAP.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2012, the Company’s investment in Forhouse experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2012, for US GAAP purposes.  As a result, the Company recognized an impairment loss of NT$506,287 (US$17,428) thousand related to its investment in Forhouse for the year ended December 31, 2012.

The Company held 68.43% ownership interest of Lextar as of December 31 2009.  As a result of disproportionate participation in Lextar’s capital increase and partial disposal investment in April 2010, the ownership interest of the Company in Lextar decreased to 46.29%.  On June 30, 2010, due to a change in the composition of Lextar’s board of directors, the Company no longer had a controlling financial interest in Lextar.  As a result, the Company deconsolidated Lextar on June 30, 2010 and now accounts for its investment under the equity method of accounting.  Consequently, the Company recognized a deconsolidation gain of NT$362,842 thousand, representing the difference between the initial fair value of the investment and its carrying value, in its US GAAP consolidated statements of operations for 2010 owing to deconsolidating Lextar on June 30, 2010 pursuant to FASB Topic 810-10. Under the deconsolidation accounting guidelines, an investor’s opening investment is recorded at fair value on the date of deconsolidation.  Under ROC GAAP, the Company also accounts for its investment in Lextar under the equity method of accounting upon loss of control, however no gain or loss was recognized upon deconsolidation and the carrying value of the investment in Lextar was based on the Company’s proportion interest of the net book value of Lextar on the date of deconsolidation.

The Company initially recognized deferred credit in the amount of NT$966,600 thousand for its contribution of technology to AUSP; see note 10.  Under US GAAP, the remaining NT$655,907 (US$22,579) thousand as of December 31, 2012 was reclassified as a reduction to the carrying amount of the equity-method investment in AUSP. This remaining amount will continue to be amortized into earnings.

(d)	Convertible bonds

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

The reconciliation of net income determined in accordance with ROC GAAP and US GAAP for the years ended December 31, 2010, 2011 and 2012, included the impact of changes in the fair value of the embedded derivative instrument liability of NT$(678,777) thousand, NT$780,564 thousand and nil, respectively, which is recognized only for US GAAP purposes.

(e)	Defined pension benefits

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

(f)	Depreciation of buildings

Under ROC GAAP, the Company depreciates buildings over 20 to 50 years in accordance with the relevant provisions of the ROC Internal Revenue Code.  Under US GAAP, buildings are depreciated over their estimated useful lives.  Effective 1 January 2012, the Company extended the estimates of the useful lives of certain buildings for US GAAP purposes by an additional leasing term of 20 years in connection the Company’s intention and ability to renew the respective land leases in which these buildings are located.  This change in estimate reduced the Company’s US GAAP depreciation expense by NT$2,800,621 (US$96,407) thousand, or the basic share by NT$0.32 (US$0.011), for the year ended December 31, 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for earned but unused vacation at the end of each year.  Under US GAAP, earned but unused vacation that can be carried over to subsequent periods is accrued at each balance sheet date.

(h)	Research and development expense

Under ROC GAAP, the amortization of patent and licensing fees for product and process technology is included in the research and development expense.  Under US GAAP, the amortization expense is included in the cost of goods sold.

(i)	Operating leases

The Company entered into certain non-cancelable lease agreements with rental payments subject to escalation adjustments of 5% each year.  Under ROC GAAP, fixed escalation of rental payments is recognized as it becomes payable.  Under US GAAP, fixed escalation of rental payments is recognized on a straight-line basis over the lease term.

(j)	Impairment of long-lived assets

Under ROC GAAP and US GAAP, long-lived assets (excluding goodwill and other indefinite lived assets) are evaluated for impairment whenever events and changes in circumstances indicate that an asset or asset group may be impaired and the carrying amounts of these assets may not be recoverable.  An asset or asset group is based on the lowest level of identifiable cash flows.  Under ROC GAAP, a cash-generating unit ("CGU") is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The Company determines whether an asset or a CGU is impaired by comparing the carrying amount of the asset or CGU to its recoverable amount, which is the higher of the asset’s net fair value or the value in use determined by the future discounted cash flows to be generated by the asset or CGU and recognize an impairment loss, if any, to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under US GAAP, the Company compares the carrying amount of an asset or asset group with its undiscounted cash flows to evaluate whether the asset or asset group is impaired and recognize an impairment loss equal to the excess of the carrying amount over its estimated fair value derived from discounted cash flows analysis.  Such impairment cannot be reversed.  Impairment losses of long-lived assets are classified as operating expenses under US GAAP and non-operating expenses under ROC GAAP.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Based on management assessments, under US GAAP, the Company had no impairment charges on long-lived assets for the years ended December 31, 2010 and 2011. Under ROC GAAP, the Company recorded impairment charges of NT$2.85 billion (US$98 million) for the year ended December 31, 2012 to write down the carrying value of its long-lived assets in the solar business CGU, excluding goodwill, to its estimated value in use. Under US GAAP, the undiscounted cash flows exceeded the carrying value of the solar asset group.  Consequently, no impairment charge was recognized for this asset group in 2012.

(k)	Earnings (loss) per common share

Under ROC GAAP, basic EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  Diluted EPS are computed by taking into account the basic EPS and additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expense derived from any underlying dilutive share equivalents.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock.

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

(l)	Principles of consolidation

As described in note 1, AUO purchased a 49% ownership interest in Toppan CFI and has an agreement in place.  Under ROC GAAP, the Company consolidated Toppan CFI in accordance with ROC SFAS No. 7.  Under US GAAP, AUO determined that Toppan CFI is a variable interest entity (“VIE”) under FASB ASC Subtopic 810-10, “Consolidation－Overall”, and AUO is considered the primary beneficiary.  Therefore, the Company consolidated Toppan CFI in accordance with FASB ASC Subtopic 810-10 starting from fiscal year 2007.  Under FASB ASC Subtopic 810-10, the assets and liabilities of the VIE are recorded at fair value (including the portion attributable to noncontrolling interests).  Under ROC GAAP, when the acquirer’s interest in the acquiree is less than 100 percent, assets and liabilities are adjusted to reflect fair value only to the extent of the acquirer’s interest in the acquiree.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Income taxes

The statutory income tax rate in the Republic of China is 17%, effective from January 1, 2010.  An additional 10% corporation income tax is imposed but only to the extent that earnings is not distributed before the end of the subsequent year.  The additional income tax, or the undistributed earnings surtax, is determined in the subsequent year when the distribution plan relating to earnings attributable to the preceding year is approved by the Company’s stockholders.  The actual payment of the undistributed earnings surtax will then become due and payable in the year following the finalization of the distribution plan.

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based are distributed in future years, in which case the shareholders, but not the Company, can claim an income tax credit.

Under ROC GAAP, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution.  For US GAAP purposes, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following years.  For US GAAP purpose, the tax rate used by the Company to measure its income tax expenses by using effective rate was 24.47% for the years from and after 2010.

Under US GAAP, management considered that the cumulative losses in recent years is a significant piece of negative evidence that could not be overcome. Consequently, valuation allowances were recognized for substantially all of the deferred tax assets at December 31, 2011 and 2012.

(n)	Goodwill

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired.  The Company performs its annual impairment review of goodwill at June 30 and when a triggering event occurs between annual impairment test dates.

Under ROC GAAP, management’s assessment of impairment includes identifying the cash- generating unit (“CGU”), determining the recoverable amount of the CGU and comparing the recoverable amount with the carrying value of CGU.  The recoverable amount is the higher of the value in use (discounted entity specific future cash flows) and the fair value less costs to sell.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized for goodwill first until it is reduced to zero.  Any remaining impairment is then allocated to other long-lived assets.

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

Goodwill impairment is reported as an operating expense under US GAAP and it is reported as a non-operating expense under ROC GAAP.

The Company entered the solar business with its acquisition of M. Setek in October, 2009.  The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no goodwill was recognized.  Therefore, there is no need to test the solar reporting unit for goodwill impairment because there is no goodwill allocated to it.

The Company performed its annual goodwill impairment test at June 30, 2012 to evaluate the potential impairment of the goodwill of the display reporting unit. The Company estimated the fair value of the display and solar business reporting units by using the discounted cash flow approach, which uses Level 3 inputs of the fair value hierarchy.  Unobservable inputs include discount rates, terminal year growth rates and others.  In addition, for the purpose of analyzing the reasonableness of the fair value deriving from the discounted cash flow approach, the Company also compared the aggregate sum of the fair value measurements of its display and solar reporting units to its market capitalization at June 30, 2012 based on the quoted market price of the Company’s shares, adjusted it by an appropriate control premium. Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits.  To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry. Based on management’s assessments, the estimated fair value of the display reporting unit exceeded its carrying amount approximately by 10.6% at June 30, 2012. Therefore, management concluded that goodwill was not impaired for the display reporting unit, and step two of the goodwill impairment test was not necessary. The valuation technique, the valuation process and inputs used in the goodwill impairment test are disclosed in note 27(r)(9).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company performed an analysis at June 30, 2010 and 2011 to evaluate the potential impairment of the goodwill of the display reporting unit.  Moreover, the Company performed an additional test for goodwill impairment at December 31, 2011 because its market capitalization became substantially lower at December 31, 2011.  The valuation methodology used in the aforementioned goodwill impairment tests was the same with that utilizing at June 30, 2012. Based on management’s assessments, under the first step, the estimated fair value of the display reporting unit exceeded its carrying amount at June 30, 2011, December 31, 2011 and June 30, 2010. Therefore, management concluded that goodwill was not impaired, and step two of the goodwill impairment test was not necessary.

(o)	Potential antitrust loss

Under ROC GAAP, the provision for potential antitrust losses is usually recognized in the consolidated statement of operations as a non-operating expense.

Under US GAAP, the provision for potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

(p)	US GAAP reconciliations

(1)	Reconciliation of consolidated net income (loss) attributable to the stockholders of AU Optronics Corp.

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
Net income (loss) attributable to stockholders of AU Optronics Corp., ROC GAAP	6,692,657	(61,263,814)	(54,614,704)	(1,880,024)
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
-Depreciation	(36,311)	(59,405)	(391,544)	(13,478)
Acquisition method of accounting for others	10,515	37,875	1,462	50

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands, except for per share data)
b) Noncontrolling interests
-Decrease in ownership not resulting in loss of control	(124,845)	-	-	-
c) Long-term equity investments
-Investment gains (losses)	30,426	(17,494)	(47,061)	(1,620)
-Disposal gain	-	31,189	9,101	313
- Impairment loss	-	(1,801,856)	388,145	13,361
c) Deconsolidation of subsidiary	362,842	-	-	-
d) Convertible bonds	(678,777)	780,564	-	-
e) Pension expense	1,707	1,466	1,306	45
f) Depreciation of buildings	(2,367,968)	(2,835,733)	(56,919)	(1,959)
g) Compensated absences expense	(41,294)	(31,974)	(243,053)	(8,367)
i) Escalation adjustment of rent expense	2,129	2,129	4,250	146
j) Reversal of impairment of long-lived assets	-	-	2,335,243	80,387
m) Tax effect of the above US GAAP adjustments	977,603	1,859,382	2,575,562	88,660
m) Valuation allowance for deferred tax assets related to the above US GAAP adjustments	(112,091)	(17,691,596)	(4,455,726)	(153,381)
m) 10% surtax on undistributed retained earnings and others	(472,270)	41,042	22,056	759
Net income (loss) attributable to stockholders of AU Optronics Corp., US GAAP	4,244,323	(80,948,225)	(54,471,882)	(1,875,108)

Earnings (loss) per share:
Basic	0.48	(9.17)	(6.17)	(0.21)
Diluted	0.48	(9.17)	(6.17)	(0.21)
Weighted-average number of shares outstanding (in thousands):
Basic	8,827,046	8,827,046	8,827,046
Diluted	8,827,046	8,827,046	8,827,046

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Reconciliation of consolidated equity attributable to the stockholders of AU Optronics Corp.:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Equity attributable to stockholders of AU Optronics Corp., ROC GAAP	205,388,716	149,150,855	5,134,280
a) Purchase method of accounting for acquisition of Unipac
- Goodwill	10,946,732	10,946,732	376,824
- Other assets	(202,605)	(594,149)	(20,453)
Acquisition method of accounting for acquisition of M. Setek
- Impairment loss	653,609	653,609	22,499
- Re-measurement loss	(1,445,660)	(1,445,660)	(49,765)
- Gain on bargain purchase	162,682	162,682	5,600
Acquisition method of accounting for other	89,489	90,951	3,131
c) Subsidiaries and long-term equity investments
-Adjustment for changes in investees’ equity	3,313,811	3,517,202	121,074
-Deconsolidation of subsidiary	359,902	359,902	12,389
-Impairment of equity investee	(3,730,565)	(3,342,420)	(115,057)
c) Cumulative translation adjustments	(4,161)	(173,226)	(5,963)
e) Defined benefit plan
- Accrued pension cost	(17,546)	(16,251)	(559)
- Recognition of funded status under FASB ASC Subtopic 715-60	(852,552)	(1,234,543)	(42,497)
f) Accumulated depreciation of buildings	(13,693,210)	(13,750,129)	(473,326)
g) Accrued compensated absences	(465,076)	(708,129)	(24,376)
i) Accrued rental expense and adjustment to land cost	(92,281)	(88,031)	(3,030)
j) Reversal of impairment of long-lived assets	-	2,335,243	80,387
m) Income tax assets and liabilities	(12,752,604)	(14,516,152)	(499,695)
Equity attributable to stockholders of AU Optronics Corp., US GAAP	187,658,681	131,348,486	4,521,463

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	US GAAP condensed consolidated financial statement information

(1)	Condensed consolidated balance sheets

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Assets
Current assets	200,534,190	174,252,472	5,998,364
Long-term investments	15,314,850	13,273,376	456,915
Property, plant and equipment, net	348,452,734	306,270,495	10,542,874
Goodwill and intangible assets	26,199,253	25,879,630	890,865
Other assets	4,559,681	4,017,012	138,279
Total Assets	595,060,708	523,692,985	18,027,297

Liabilities and Equity
Current liabilities	205,026,818	192,297,732	6,619,543
Long-term liabilities	187,559,221	186,849,844	6,432,008
Equity attributable to stockholders of AU Optronics Corp.	187,658,681	131,348,486	4,521,463
Non-controlling interests	14,815,988	13,196,923	454,283
Total Liabilities and Equity	595,060,708	523,692,985	18,027,297

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Condensed consolidated statements of operations

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Net sales	467,157,964	379,711,877	378,470,935	13,028,259
Cost of goods sold	435,549,584	414,029,624	391,000,686	13,459,576
Gross profit (loss)	31,608,380	(34,317,747)	(12,529,751)	(431,317)
Operating expenses	26,209,188	33,450,570	37,682,075	1,297,145
Operating income (loss)	5,399,192	(67,768,317)	(50,211,826)	(1,728,462)
Non-operating income (expenses), net	69,188	(1,855,493)	(2,770,143)	(95,358)
Income (loss) before income taxes	5,468,380	(69,623,810)	(52,981,969)	(1,823,820)
Income tax expense	745,015	11,492,354	2,328,708	80,162
Net income (loss)	4,723,365	(81,116,164)	(55,310,677)	(1,903,982)
Less net income (loss) attributable to noncontrolling interests	479,042	(167,939)	(838,795)	(28,874)
Net income (loss) attributable to stockholders of AU Optronics Corp.	4,244,323	(80,948,225)	(54,471,882)	(1,875,108)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Condensed consolidated statements of comprehensive income (loss) under US GAAP

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to stockholders of AU Optronics Corp.	4,244,323	(80,948,225)	(54,471,882)	(1,875,108)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	186,593	64,742	111,781	3,848
Unrealized gains (losses) on securities	(725,095)	(769,842)	37,640	1,296
Cumulative translation adjustments	(634,165)	934,721	(1,087,083)	(37,421)
Defined benefit plan	(298,456)	(63,557)	(289,902)	(9,980)
Other comprehensive income (loss), net of tax	(1,471,123)	166,064	(1,227,564)	(42,257)
Comprehensive income (loss) attributable to stockholders of AU Optronics Corp.	2,773,200	(80,782,161)	(55,699,446)	(1,917,365)

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to noncontrolling interests	479,042	(167,939)	(838,795)	(28,874)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	34	411	-	-
Unrealized gains on securities	592	815	331	11
Cumulative translation adjustments	33,342	334,696	(163,986)	(5,645)
Defined benefit plan	(3,965)	435	(2,981)	(102)
Other comprehensive income (loss), net of tax	30,003	336,357	(166,636)	(5,736)
Comprehensive income (loss) attributable to noncontrolling interests	509,045	168,418	(1,005,431)	(34,610)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Changes in equity attributable to AU Optronics Corp., noncontrolling interests and total equity under US GAAP

	Years ended December 31, 2010, 2011 and 2012
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)

Balance at January 1, 2010	266,268,982	11,747,512	278,016,494
Cash dividends	-	(238,860)	(238,860)
Net transfer from noncontrolling interest	1,143,234	(1,143,234)	-
Proceeds from subsidiaries capital increase	-	4,338,348	4,338,348
Effect of deconsolidation of subsidiary	(2,940)	(3,870,141)	(3,873,081)
Other changes in equity	207,583	1,641,011	1,848,594
Comprehensive income:
Net income	4,244,323	479,042	4,723,365
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	186,593	34	186,627
Unrealized gains (losses) on securities	(725,095)	592	(724,503)
Cumulative translation adjustments	(634,165)	33,342	(600,823)
Defined benefit plan	(298,456)	(3,965)	(302,421)
Total comprehensive income	2,773,200	509,045	3,282,245
Balance at December 31, 2010	270,390,059	12,983,681	283,373,740

Cash dividends	(3,530,818)	(406,427)	(3,937,245)
Net transfer from noncontrolling interest	1,079,577	(1,079,577)	-
Proceeds from subsidiaries capital increase	-	3,230,026	3,230,026
Other changes in equity	502,024	(80,133)	421,891
Comprehensive income (loss):
Net loss	(80,948,225)	(167,939)	(81,116,164)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	64,742	411	65,153
Unrealized gains (losses) on securities	(769,842)	815	(769,027)
Cumulative translation adjustments	934,721	334,696	1,269,417
Defined benefit plan	(63,557)	435	(63,122)
Total comprehensive income (loss)	(80,782,161)	168,418	(80,613,743)
Balance at December 31, 2011	187,658,681	14,815,988	202,474,669

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Years ended December 31, 2010, 2011 and 2012
	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)

Cash dividends	-	(214,829)	(214,829)
Net transfer to noncontrolling interest	(216,844)	216,844	-
Proceeds from subsidiaries capital increase	-	2,452,704	2,452,704
Return of subsidiaries capital	-	(3,060,000)	(3,060,000)
Other changes in equity	(393,905)	(8,353)	(402,258)
Comprehensive loss:
Net loss	(54,471,882)	(838,795)	(55,310,677)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	111,781	-	111,781
Unrealized gains on securities	37,640	331	37,971
Cumulative translation adjustments	(1,087,083)	(163,986)	(1,251,069)
Defined benefit plan	(289,902)	(2,981)	(292,883)
Total comprehensive loss	(55,699,446)	(1,005,431)	(56,704,877)
Balance at December 31, 2012	131,348,486	13,196,923	144,545,409
Balance at December 31, 2012 (in US$)	4,521,463	454,283	4,975,746

(5)	Condensed consolidated statements of cash flows

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net cash provided by (used in):
Operating activities	90,852,162	14,429,301	34,463,595	1,186,354
Investing activities	(87,866,077)	(58,072,742)	(42,864,149)	(1,475,530)
Financing activities	1,393,867	45,849,997	(5,977,851)	(205,778)
Effect of exchange rate change on cash and cash equivalents	(327,772)	(868,379)	200,412	6,899
Net change in cash and cash equivalents	4,052,180	1,338,177	(14,177,993)	(488,055)
Cash and cash equivalents at beginning of year	85,443,311	89,495,491	90,833,668	3,126,805
Cash and cash equivalents at end of year	89,495,491	90,833,668	76,655,675	2,638,750

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Additional US GAAP disclosure

(1)	Available-for-sale securities

The Company holds marketable securities that are classified as available-for-sale securities.  Information on available-for-sale securities held at each balance sheet date is as follows:

	Cost*	Fair value	Total unrealized gains	Total unrealized losses
	NT$	NT$	NT$	NT$
		(in thousands)
Long-term investments:
As of December 31, 2011	447,318	436,774	124,913	135,457
As of December 31, 2012	196,410	235,134	39,119	395

*
Cost basis as of December 31, 2011 and 2012, reflects the impact of the other-than-temporary impairment loss of NT$60,307 thousand and NT$123,407 (US$4,248) thousand, which resulted in a new cost basis of the related available-for-sale securities.

Gross unrealized losses on available-for-sale securities for which other-than-temporary impairment has not been recognized at December 31, 2011 and 2012, relate to investments that had been in a continuous unrealized loss position for less than 12 months.

Information on the sale of available-for-sale securities for the years ended December 31, 2010, 2011 and 2012, is summarized as follows.  The costs of the securities sold were determined on a weighted-average basis.

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$	NT$	NT$
	(in thousands)

For the year ended December 31, 2010	716,751	547,892	-
For the year ended December 31, 2011	135,433	54,317	12,008
For the year ended December 31, 2012	291,236	146,487	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Allowance for doubtful accounts, sales returns and discounts (including related parties) and accrued warranty liability

A roll-forward of the allowance for doubtful accounts, and sales returns and discounts is as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	214,327	868,202	532,951	18,346
Provisions charged to earnings	2,035,875	2,362,481	1,665,897	57,346
Write-offs	(1,382,000)	(2,697,732)	(1,672,617)	(57,577)
Balance at end of year	868,202	532,951	526,231	18,115

A roll-forward of the accrued warranty is as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	2,313,590	2,870,895	2,685,337	92,439
Provisions charged to earnings	651,953	289,179	555,199	19,112
Utilization	(94,648)	(474,737)	(559,813)	(19,271)
Balance at end of year	2,870,895	2,685,337	2,680,723	92,280

(3)	Pension-related benefits

(i)	Defined benefit pension plans in Taiwan

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

AUO and Toppan CFI use a measurement date of December 31 for their plans.

The following table sets forth the change in benefit obligations for the pension plans:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	1,694,278	1,846,066	63,548
Service cost	8,954	7,211	248
Interest cost	33,938	36,870	1,269
Actuarial loss	114,537	400,141	13,775
Benefit paid	(5,641)	(10,367)	(357)
Projected benefit obligation at end of year	1,846,066	2,279,921	78,483
The accumulated benefit obligation for the pension plans was NT$877,453 thousand and NT$1,107,114 (US$38,111) thousand at December 31, 2011 and 2012, respectively.

The following table sets forth the change in the fair value of plan assets for the pension plans:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Fair value of plan assets at beginning of year	1,386,818	1,500,839	51,664
Actual return on plan assets	13,126	12,860	443
Actual contributions	106,536	95,997	3,304
Benefit paid	(5,641)	(10,367)	(357)
Fair value of plan assets at end of year	1,500,839	1,599,329	55,054

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

The following table sets forth the amounts recognized related to AUO’s and Toppan CFI’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Funded status－plan assets less than benefit obligations	(345,227)	(680,592)	(23,429)
Accrued liability	(345,227)	(680,592)	(23,429)

A roll-forward of the pension liability related to AUO’s and Toppan CFI’s pension plans for US GAAP purposes is as follows:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Accrued liability at beginning of year	(307,460)	(345,227)	(11,884)
Net periodic benefit cost	(48,204)	(46,380)	(1,597)
Actual contributions	106,536	95,997	3,304
Pension liability adjustments under FASB Topic 715-60	(96,099)	(384,982)	(13,252)
Accrued liability at end of year	(345,227)	(680,592)	(23,429)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net periodic benefit cost for AUO’s and Toppan CFI’s defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Service cost	7,596	8,954	7,211	248
Interest cost	28,473	33,938	36,870	1,269
Expected return on plan assets	(28,172)	(27,736)	(30,017)	(1,033)
Amortization of net transition cost	323	323	323	11
Amortization of net loss	83	378	352	12
Recognized net actuarial loss	16,470	32,347	31,641	1,090
Net periodic benefit cost	24,773	48,204	46,380	1,597

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2010	2011	2012

Discount rate	2.00% – 2.25%	1.75% – 2.00%	1.75%
Rate of increase in compensation levels	3.00% – 4.00%	2.00% – 3.00%	2.00% –3.00%

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended December 31,
	2010	2011	2012

Discount rate	2.25%	2.00% – 2.25%	1.75% – 2.00%
Rate of increase in compensation levels	3.00%	3.00% – 4.00%	2.00% –3.00%
Expected long-term rate of return on plan assets	2.00%	2.00%	1.75%

AUO and Toppan CFI contributed NT$95,997 (US$3,304) thousand to the pension plans in 2012, and anticipate contributing NT$95,900 thousand to the plans in 2013.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2013	27,466	945
2014	46,457	1,599
2015	25,040	862
2016	14,895	513
2017	38,821	1,336
2018-2022	527,096	18,144

The expected benefits are estimated based on the same assumptions used to measure AUO’s and Toppan CFI’s benefit obligation on December 31, 2012 and include estimated future employee service.

(ii)	Defined benefit pension plans in Japan

The following table sets forth the change in benefit obligations for the pension plans:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Projected benefit obligation at beginning of year	185,243	110,123	3,791
Service cost	24,397	14,467	498
Interest cost	3,725	1,910	66
Actuarial loss	19,288	10,621	366
Benefit paid	(132,327)	(7,563)	(261)
Effect of exchange rate	9,797	(14,648)	(504)
Projected benefit obligation at end of year	110,123	114,910	3,956

The accumulated benefit obligation for the pension plans was NT$93,074 thousand and NT$114,910 (US$3,956) thousand on December 31, 2011 and 2012, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table sets forth the change in the fair value of plan assets for the pension plans:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Fair value of plan assets at beginning of year	36,966	-	-
Actual return on plan assets	(1,469)	-	-
Actual contributions	24,573	-	-
Benefit paid	(62,025)	-	-
Effect of exchange rate	1,955	-	-
Fair value of plan assets at end of year	-	-	-

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

The following table sets forth the amounts recognized related to M. Setek’s pension plans in the condensed consolidated balance sheets for US GAAP purposes:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Funded status－plan assets less than benefit obligations	(110,123)	(114,910)	(3,956)
Accrued liability	(110,123)	(114,910)	(3,956)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A roll-forward of the pension liability related to M. Setek’s pension plan for US GAAP purposes is as follows:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Accrued liability at beginning of year	(148,278)	(110,123)	(3,791)
Net periodic benefit cost	(27,361)	(16,625)	(572)
Benefit paid	70,302	7,563	260
Actual contributions	24,573	-	-
Pension liability adjustments under FASB Topic 715-60	(21,516)	(10,372)	(357)
Effect of exchange rate	(7,843)	14,647	504
Accrued liability at end of year	(110,123)	(114,910)	(3,956)

Net periodic benefit cost for the defined benefit pension plans consisted of the following:

	For the year ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Service cost	24,397	14,467	498
Interest cost	3,725	1,910	66
Expected return on plan assets	(243)	-	-
Gain on settlement	(518)	248	8
Net periodic benefit cost	27,361	16,625	572

The weighted-average assumptions used in computing the benefit obligations were as follows:

	December 31,
	2011	2012

Discount rate	2.0%	0.594%
Rate of increase in compensation levels	1.2% – 5.55%	1.19%

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted-average assumptions used in computing net periodic benefit cost were as follows:

	For the year ended
	2011	2012

Discount rate	2.0%	0.594%
Rate of increase in compensation levels	1.2% – 5.55%	1.19%
Expected long-term rate of return on plan assets	0.75%	0%

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are summarized as follows:

Year	Retirement benefit payments
	NT$	US$
	(in thousands)

2013	9,464	326
2014	9,482	326
2015	15,595	537
2016	9,304	320
2017	9,723	335
2018-2022	54,319	1,870

The expected benefits are estimated based on the same assumptions used to measure M. Setek’s benefit obligation at December 31, 2012 and include estimated future employee service.

(4)	Income taxes

(i)	The sources of income (loss) before taxes are summarized as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Domestic operations	5,104,098	(60,223,738)	(49,303,818)	(1,697,205)
Foreign operations	364,282	(9,400,072)	(3,678,151)	(126,615)
	5,468,380	(69,623,810)	(52,981,969)	(1,823,820)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the provision for income tax expense (benefit) are summarized as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Current income tax expense:
Domestic-regular tax	944,513	88,635	107,708	3,708
Domestic-surtax on undistributed earnings	147,802	(2,351)	(35,664)	(1,228)
Foreign	809,077	323,408	639,390	22,010
Deferred income tax expense (benefit):
Domestic-regular tax	(596,891)	11,159,558	1,668,147	57,423
Domestic-surtax on undistributed earnings	(152,629)	62,579	(132,641)	(4,566)
Foreign	(406,857)	(139,475)	81,768	2,815
Income tax expense	745,015	11,492,354	2,328,708	80,162

Income tax expense differed from the amounts computed by applying the statutory Taiwan income tax rate of 17% to pretax income (loss) for the years ended December 31, 2010, 2011 and 2012 was as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Expected income tax expense (benefit)	929,624	(11,836,048)	(9,006,935)	(310,049)
Increase in investment tax credits (a)	(2,638,600)	(1,556,038)	(31,250)	(1,076)
Increase in valuation allowance (a)	1,266,719	27,893,400	14,570,193	501,555
Tax on undistributed retained earnings	819,198	(1,588,538)	(3,172,350)	(109,203)
Effect of changes in statutory income tax rate	1,552,898	544,351	(98,914)	(3,405)
Effect of different subsidiary income tax rate	555,907	(1,770,110)	(2,375,253)	(81,764)
Tax holiday (b)	(477,400)	(196,860)	(189,813)	(6,534)
Losses (gains) from domestic long-term investment	(707,058)	92,648	1,080,343	37,189
Others	(556,273)	(90,451)	1,552,687	53,449
Actual income tax expense	745,015	11,492,354	2,328,708	80,162

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)
For the years ended December 31, 2010, 2011 and 2012, investment tax credits that expired unused amount to NT$6,220,123 thousand, NT$2,308,078 thousand and NT$6,693,758 (US$230,422) thousand, respectively. Valuation allowances had previously been recognized for these deferred tax assets.  Consequently, the subsequent write-off of these investment tax credits and the related reversals of the deferred tax asset valuation allowances had no impact on income tax expense in the period these investments tax credits expired unused.

(b)
Under preferential tax policies previously available to foreign-invested enterprises and foreign enterprises in China, some subsidiaries located in China were entitled to tax holidays.  The Company will no longer be eligible for the abovementioned income tax holidays starting from 2013.  The per share effect of the tax holidays for the years ended December 31, 2010, 2011 and 2012 were NT$0.05, NT$0.02 and NT$0.02 (US$0.0007), respectively.

(ii)	The components of deferred income tax assets and liabilities were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Deferred tax assets:
Inventories	1,196,603	735,483	25,318
Unrealized loss and expenses	4,138,775	4,212,515	145,009
Other current liabilities	577,308	912,019	31,395
Investment tax credits	13,568,531	6,907,224	237,770
Net operating loss carryforwards-regular tax	17,987,690	26,904,340	926,139
Net operating loss carryforwards-surtax on undistributed earnings	1,647,445	4,848,981	166,918
Convertible bonds	131,770	217,679	7,493
Property, plant and equipment	5,793,902	6,236,678	214,688
Others	1,182,694	1,321,618	45,495
Gross deferred tax assets	46,224,718	52,296,537	1,800,225
Valuation allowance	(43,513,482)	(50,569,508)	(1,740,775)
Net deferred tax assets	2,711,236	1,727,029	59,450

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Deferred tax liabilities:
Long-term investment—equity method	(402,314)	(312,532)	(10,758)
Goodwill	(1,042,495)	(1,219,110)	(41,966)
Property, plant and equipment	(875,354)	(653,292)	(22,489)
Cumulative translation adjustments	(542,961)	(181,684)	(6,254)
Unrealized exchange net gain	(20,860)	(519,347)	(17,878)
Others	(427,273)	(416,309)	(14,330)
Total deferred tax liabilities	(3,311,257)	(3,302,274)	(113,675)
Net deferred tax liabilities	(600,021)	(1,575,245)	(54,225)

In assessing the realizability of deferred tax assets in accordance with US GAAP, management considers whether it is more likely than not that some portion or most of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses and investment tax credits are utilized.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards, net of the existing valuation allowance on December 31, 2012.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward or reversal periods are reduced.

The valuation allowance on December 31, 2012, is primarily for deferred tax assets  related to investment tax credit carryforwards and net operating loss carryforwards that management determined are not more likely than not to be realized due, in part, to projections of future taxable income.  As of December 31, 2010, 2011 and 2012, the increase (decrease) in valuation allowance amounted to NT$(2,208,994) thousand, NT$25,866,989 thousand and NT$7,056,026 (US$242,892) thousand, respectively.

Under US GAAP, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. As a result, as of December 31, 2011 and 2012, AUO recorded full valuation allowances against its net deferred tax assets, excluding deferred tax liability from goodwill, in the amount of NT$35,098,455 thousand and NT$ 40,023,970 (US$1,377,761) thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the Business Mergers and Acquisition Act, the Company is entitled to net operating loss carryforwards of NT$1,014,035 thousand and investment tax credits of NT$9,410,776 thousand sustained by QDI prior to the date of acquisition.  As of October 1, 2006, the Company recognized a valuation allowance of NT$9,410,776 thousand on the unused investment tax credits because management believes that it is more likely than not that the Company will not realize the benefits of those deferred tax assets based on expected future earnings. As of December 31, 2011, such investment tax credits have expired.  Any further subsequent recognition of tax benefit related to valuation allowance for deferred tax assets will be recorded in the consolidated statements of operations under FASB ASC Topic 805.

Similar to ROC GAAP, deferred tax assets and liabilities under US GAAP would be classified as current or noncurrent based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis between current and noncurrent deferred tax assets for the relevant jurisdiction.  As of December 31, 2011 and 2012, deferred tax assets and liabilities under US GAAP were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
		(in thousands)

Deferred tax assets－current	190,116	736,201	25,343
Deferred tax assets－noncurrent	2,358,761	1,278,500	44,010
Deferred tax liabilities－current	(30,079)	(555,972)	(19,138)
Deferred tax liabilities－noncurrent	(3,118,819)	(3,033,974)	(104,440)
	(600,021)	(1,575,245)	(54,225)

A roll-forward of the valuation allowance for deferred tax assets is as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Balance at beginning of year	19,855,487	17,646,493	43,513,482	1,497,882
Net provisions charged to comprehensive income	4,011,129	28,175,067	13,749,784	473,315
Write-offs of deferred tax assets	(6,220,123)	(2,308,078)	(6,693,758)	(230,422)
Balance at end of year	17,646,493	43,513,482	50,569,508	1,740,775

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Summary of total income taxes (benefit):

In 2010, 2011 and 2012, the total income taxes were allocated as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)

Income tax expense from continuing operations	745,015	11,492,354	2,328,708	80,162
Other comprehensive income	(91,798)	184,554	(390,885)	(13,456)
Total income taxes	653,217	11,676,908	1,937,823	66,706

(iv)	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Balance at beginning of year	3,368	11,270	-	-
Increase related to prior-year tax positions	11,270	-	-	-
Decrease related to prior-year tax positions	-	-	-	-
Settlements	(3,368)	(11,270)	-	-
Balance at end of year	11,270	-	-	-

In 2009 and 2010, the income tax authorities in Taiwan completed the examination of AUO’s income tax returns for 2007 and 2008, respectively.  As a result of the examination, the Company increased the accrued liability for unrecognized tax benefits related to prior-year tax positions for an amount of NT$3,368 thousand and NT$11,270  thousand, respectively.  As of December 31, 2012, the Company did not have significant unrecognized tax benefits and does not expect any significant change in the unrecognized tax benefits within the next 12 months.

The Company reports interest and penalties relating to unrecognized tax benefits as interest expense and other expenses, respectively.  As of December 31, 2011 and 2012, no interest or penalties were accrued.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Property, plant and equipment

As of December 31, 2011 and 2012, the components of property, plant and equipment were as follows:

	December 31, 2011
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	9,385,200	-	9,385,200
Buildings	123,369,332	(34,948,752)	88,420,580
Machinery and equipment	728,308,445	(512,883,397)	215,425,048
Other equipment and general assets	61,679,902	(54,723,053)	6,956,849
Construction in progress	8,279,012	-	8,279,012
Prepayments for purchases of land and equipment	19,986,045	-	19,986,045
	951,007,936	(602,555,202)	348,452,734

	December 31, 2012
	Cost	Accumulated depreciation	Carrying amount
	NT$	NT$	NT$
		(in thousands)

Land	9,163,769	-	9,163,769
Buildings	125,644,049	(37,825,410)	87,818,639
Machinery and equipment	734,790,323	(557,482,143)	177,308,180
Other equipment and general assets	70,176,203	(62,533,169)	7,643,034
Construction in progress	9,332,931	-	9,332,931
Prepayments for purchases of land and equipment	15,003,942	-	15,003,942
	964,111,217	(657,840,722)	306,270,495

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	The changes in the components of accumulated other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation djustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	NT$	NT$	NT$	NT$	NT$
	(in thousands)

Balance at December 31, 2009	(315,216)	1,569,467	1,712,060	(262,923)	2,703,388
Net current-period change	186,593	(725,095)	(634,165)	(298,456)	(1,471,123)
Balance at December 31, 2010	(128,623)	844,372	1,077,895	(561,379)	1,232,265
Net current-period change	64,742	(769,842)	934,721	(63,557)	166,064
Balance at December 31, 2011	(63,881)	74,530	2,012,616	(624,936)	1,398,329
Net current-period change	111,781	37,640	(1,087,083)	(289,902)	(1,227,564)
Balance at December 31, 2012	47,900	112,170	925,533	(914,838)	170,765

The related income tax effects allocated to each component of other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	For the year ended December 31, 2010
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	218,750	(32,157)	186,593
Unrealized gains on securities	(177,203)	-	(177,203)
Less: reclassification adjustment for gains realized in income	(547,892)	-	(547,892)
Cumulative translation adjustments	(655,625)	21,460	(634,165)
Defined benefit plan	(400,951)	102,495	(298,456)
Net current-period changes	(1,562,921)	91,798	(1,471,123)

	For the year ended December 31, 2011
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	78,002	(13,260)	64,742
Unrealized gains on securities	(877,897)	-	(877,897)
Less: reclassification adjustment for gains realized in income	108,055	-	108,055
Cumulative translation adjustments	1,129,739	(195,018)	934,721
Defined benefit plan	(87,281)	23,724	(63,557)
Net current-period changes	350,618	(184,554)	166,064

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2012
	Before tax amount	Tax (expense) benefit	Net-of-tax amount
	NT$	NT$	NT$

Derivative and hedging activities	134,676	(22,895)	111,781
Unrealized gains on securities	164,987	(4,298)	160,689
Less: reclassification adjustment for gains realized in income	(123,049)	-	(123,049)
Cumulative translation adjustments	(1,412,386)	325,303	(1,087,083)
Defined benefit plan	(382,677)	92,775	(289,902)
Net current-period changes	(1,618,449)	390,885	(1,227,564)

There are no tax effects from realized or unrealized gains (losses) on available-for-sale securities since capital gains (losses) on Republic of China securities are not taxable (deductible) in Taiwan.

(7)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share for years 2010, 2011 and 2012 were computed as follows:

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
	(in thousands, except for per share data)

Net income (loss) attributable to stockholders of AU Optronics Corp.	4,244,323	(80,948,225)	(54,471,882)

Weighted-average number of shares outstanding during the year	8,827,046	8,827,046	8,827,046

Basic earnings (loss) per share:
Net income (loss)	0.48	(9.17)	(6.17)

Diluted earnings per share for years 2010, 2011 and 2012 were not calculated due to the anti-dilutive effect of convertible bonds.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Goodwill and other intangible assets

(i)	Goodwill

There is no change in the carrying amount of goodwill for the years ended December 31, 2011 and 2012.

As of December 31, 2011 and 2012, the carrying amount of goodwill both amounted to NT$22,227,327 (US$765,140) thousand.

(ii)	Other intangible assets

Details of the other intangible assets were as follows:

	December 31, 2011
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	25,505,115	21,533,189	3,971,926	131,217
Core technologies	3,675,700	3,675,700	-	-
	29,180,815	25,208,889	3,971,926	131,217

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2012
	Cost	Accumulated amortization	Carrying amount
	NT$	NT$	NT$	US$
	(in thousands)
Amortizable intangible assets:
Patents and licensing fees	25,950,251	22,297,948	3,652,303	125,725
Core technologies	3,675,700	3,675,700	-	-
	29,625,951	25,973,648	3,652,303	125,725

Patents and licensing fees have a weighted-average amortization period of approximately eight years.  Core technologies have a weighted-average useful life of three years.

Amortization expense on intangible assets amounted to NT$654,525 thousand, NT$576,679 thousand and NT$764,967 (US$26,333) thousand for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	NT$	US$
	(in thousands)

2013	762,198	26,238
2014	670,343	23,075
2015	637,261	21,937
2016	623,327	21,457
2017	434,413	14,954
Thereafter	524,761	18,064
Total	3,652,303	125,725

(9)	Fair value measurements

(i)	Fair Value Hierarchy

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets accessible to the entity at the measurement date.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

●
Level 2 inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level of an asset or liability within their fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

(ii)	Determination of Fair Value

The categorization of an investment within the fair value hierarchy is based on the inputs described above and does not necessarily correspond to the Company management’s perceived risk of that investment. Moreover, the methods used by management may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments and nonfinancial assets and liabilities could result in a different fair value measurement at the reporting date.

Descriptions of the valuation methodologies, including the valuation techniques and the input(s) used in the fair value measurements for assets and liabilities on a recurring and nonrecurring basis are discussed as follows:

The Company uses quoted market prices for publicly traded equity securities to determine their fair values for the Level 1 investments such as available-for-sale financial assets and securities of equity-method investments that are traded in active markets.

For derivative financial instruments, fair values are estimated using industry standard valuation models.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.  The abovementioned financial instruments, such as foreign currency forward contracts, options contracts, and interest rate swap contracts, are categorized within Level 2.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the determination of the fair value of long-term borrowings and convertible bonds payable, please see note 21. Such financial liabilities are categorized within Level 2. In addition, according to ASC 825-10-50-10, due to the expected changes in the interest rate spread, the fair value of the floating-rate long-term borrowings may differ from its carrying amount. As of December 31, 2012, the carrying amount of the total long-term borrowings, including the current portion, is NT$192,908,412 (US$6,640,565) thousand, and its fair value is NT$192,452,495 (US$6,624,871) thousand based on ASC 825-10-50-10.

The fair values for the Level 3 investments, such as non-publicly traded equity securities, are determined using an analysis of various factors. These factors include the private company’s current operating and future expected performance, as well as changes in the industry and market prospects. The aforementioned financial assets include financial assets carried at cost and securities of equity-method investments without quoted market prices.

For the determination of the implied fair value of the reporting unit’s goodwill, which is categorized within Level 3, please see note 27(n).

(iii)	Recurring Fair Value Measurements

The following tables present for each level within the fair value hierarchy the Company’s recurring fair value measurements for assets and liabilities as of December 31, 2011 and 2012.

		Fair value measurements at reporting date using
	December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	85,621	-	85,621	-
Options contracts	172	-	172	-
Interest rate swap contracts	3	-	3	-
Available-for-sale financial assets－noncurrent	436,774	436,774	-	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
		Fair value measurements at reporting date using
	December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Liabilities:
Foreign currency forward contracts	17,523	-	17,523	-
Interest rate swap contracts	198,401	-	198,401	-
Options contracts	176,185	-	176,185	-

		Fair value measurements at reporting date using
	December 31, 2012	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Foreign currency forward contracts	23,621	-	23,621	-
Options contracts	66	-	66	-
Available-for-sale financial assets－noncurrent	235,134	235,134	-	-

Liabilities:
Foreign currency forward contracts	804,001	-	804,001	-
Interest rate swap contracts	58,547	-	58,547	-
Options contracts	54,000	-	54,000	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iv)	Non-Recurring Fair Value Measurements

The following tables present for each level within the fair value hierarchy the Company’s non-recurring fair value measurements for assets, excluding fair value measurements for goodwill impairment evaluation, as of December 31, 2011 and 2012:

		Fair value measurements at reporting date using
	December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	For the Year Ended December 31, 2011 Impairment Loss
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Financial assets carried at cost－noncurrent	1,481,390	-	-	1,481,390	43,759
Equity-method investments	1,185,244	1,185,244	-	-	2,161,723

		Fair value measurements at reporting date using
	December 31, 2012	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	For the Year Ended December 31, 2012 Impairment Loss
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Assets:
Financial assets carried at cost－noncurrent	1,341,523	-	-	1,341,523	23,108
Equity-method investments	2,218,694	2,218,694	-	-	699,891

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	Reconciliation for Fair Value Measurements within Level 3

The following table reconciles the Company’s Level 3 fair value measurements from January 1, 2010 to December 31, 2012:

Assets
NT$ (in thousands)
Financial asset carried at cost-noncurrent:
Balance at January 1, 2010	484,009
Purchases	658,959
Sales	(445)
Transfer out	(246,229)
Balance at December 31, 2010	896,294
Total realized and unrealized losses	(45,338)
Purchases	30,000
Transfer in	600,434
Balance at December 31, 2011	1,481,390
Total realized and unrealized losses	(91,948)
Sales	(47,919)
Balance at December 31, 2012	1,341,523

Investment in securities with a fair value of NT$285,431 thousand were transferred from Level 3 to Level 1 during the year of 2010 as a result of increased activity in the market for securities that were not being actively traded in the prior year.

(vi)	Description of Valuation Processes for Recurring and Non-Recurring Fair Value Measurements Categorized within Level 3

Fair value measurements of assets and liabilities are determined using various valuation techniques, including the discounted cash flows and other valuation models. As deemed necessary, the Company utilizes the assistance of external experts in performing the valuation and the development of such valuation models, which include the analysis and comparison of model valuation results to market transactions and market data.  The Company’s management reviews the policy and procedures of fair value measurements annually, or more frequently as deemed necessary. When a fair value measurement involves one or more significant inputs that are unobservable, the Company monitors the valuation process discreetly and examines whether the inputs are used the most relevant market data available.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial assets carried at cost

The Company holds certain non-publicly listed stocks which are not traded in an active market. The Company reviews the current operating and future expected performance of these private companies based on evaluation of the latest available financial statements, as well as changes in the industry and market prospects based on publicly available information. An improvement (decline) in the operating and future expected performance results in a higher (lower) fair value measurement. Generally, changes in the industry and market prospects are directionally consistent with the changes in operating and future performance of the companies.

Goodwill

The Company tested goodwill for impairment at least annually or more frequently if events or circumstances indicate it might be impaired.  The Company determined the fair value of its reporting units using the discounted cash flow approach, discounted at an appropriate risk-adjusted rate. The Company estimated future cash flows using the reporting unit’s internally developed forecast and included a terminal value calculated using a long-term future growth rate based on current and expected future economic conditions. The discount rate was derived by using a weighted average cost of capital.

In addition, the Company further assesses the reasonableness of the estimated fair value by comparing the aggregate sum of the fair value measurements of its two reporting units to its market capitalization based on the quoted market price of its shares, adjusted it by an appropriate control premium. The control premium was estimated with references to recent and comparable merger and acquisition transactions in the high-tech electronics industry.

The Company performed the non-recurring fair value measurement categorized in Level 3 as part of the step 1 of the goodwill impairment test for the display business reporting unit. The following unobservable inputs were used:

Unobservable Inputs	Rate
Discount rate	10.30%
Terminal year growth rate	(4%)

As of June 30, 2012, the Company assessed the fair value of the display business reporting unit and concluded that such fair values exceeded its carrying amount approximately by 10.6%, therefore, management concluded that goodwill was not impaired and step 2 of the goodwill impairment test was not necessary.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company used different discount rates and terminal year growth rates to estimate the various effects on the excess of fair value over carrying amount of the display reporting unit:

	Change in assumptions	Resulting % of fair value exceeding the carrying amount

Discount Rate	+0.25%	7.8%
	+0.75%	2.5%
Terminal year growth rate	-0.25%	9.9%
	-0.50%	9.3%

28.	Financial Reporting filed with the U.S. Securities and Exchange Commission after 2012

The Company has decided to report its financial statements using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board after December 31, 2012 and the Company will discontinue the use of ROC GAAP financial reporting.  IFRS differs in certain significant respects from ROC GAAP.  Consequently, the Company’s 2012 consolidated financial statements under IFRS may be materially different than the accompanying 2012 ROC GAAP consolidated financial statements.