Form 20-F
period 2013-12-31
AU OPTRONICS CORP
filed 2014-03-21
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 20-F
______________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-31335

(Exact name of Registrant as specified in its charter)
______________________

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 LI-HSIN ROAD 2
HSINCHU SCIENCE PARK
HSINCHU, TAIWAN
REPUBLIC OF CHINA
(Address of principal executive offices)
______________________

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
______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 9,624,245,115 Common Shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒ No

_____________________________________

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

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB”) amounts, Japanese Yen (“JPY” or “YEN”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$29.83 to US$1.00, RMB6.0537 to US$1.00, JPY105.25 to US$1.00, and EUR0.7257 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2013. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 14, 2014, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$30.34 to US$1.00, RMB6.15 to US$1.00, JPY101.46 to US$1.00, and EUR0.7182 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“AC” or “Alternative Current”	A high-efficiency AC module with integrated microinverter
“ADSs”	American Depositary Shares
“AFPD”	AFPD Pte., Ltd.
“AHVA”	Advanced hyper-viewing angle technology
“AMOLED”	Active-matrix organic light emitting diode
“AMVA”	AUO Advanced Multi-domain Vertical Alignment
“Anvik”	Anvik Corporation
“Apeldyn”	Apeldyn Corporation
“AT&T”	AT&T Corporation and its affiliates
“AUSP”	AUO SunPower Sdn. Bhd.
“BenQ”	BenQ Corporation
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“China”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“CTSP”	The Central Taiwan Science Park Development Office
“Delaware Court”	The United States District Court for the District of Delaware
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“Eidos”	Eidos Display, LLC and Eidos III, LLC
“EPA”	The Environmental Protection Administration of the Executive Yuan of the Taiwan
“eTP”	The embedded touch panel technology
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“FMM”	The fine metal mask technology

“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“GOA”	Our Gate On Array technology
“Hyper-LCD”
The LCD technology of AUO, which adopted the core technologies of staggered structure, GOA and image management which provides higher resolutions, slim module, high brightness, and low power consumption

“IBTA Statute”	The Statute of Income Basic Tax Amount
“IEL”	Inorganic electroluminescent
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“ITC”	The United States International Trade Commission
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“KFTC”	The Korea Fair Trade Commission
“large-size panels”	Panels ten inches and above in diagonal length
“LED”	Light emitting diodes
“Lextar”	Lextar Electronics Corp.
“LTPS”	Low temperature poly-silicon method
“LG Display” or “LGD”	LG Display Co., Ltd.
“M. Setek”	M. Setek Co., Ltd.
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“mobile PC”	Primarily includes notebooks, tablets, etc.
“Motorola”	Motorola Inc.
“Nokia”	Nokia Corporation
“NYSE”	The New York Stock Exchange
“non-ROC resident”	You are not a resident of the ROC
“Northern California Court”	The United States District Court for the Northern District of California
“NSC”	National Science Counsel of the ROC Executive Yuan
“ODM”	Original Design Manufacturing
“OEM”	Original Equipment Manufacturing
“OGS”	One glass solution
“OLED”	An organic light emitting diode
“our”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“our company”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“Oxide TFT”	Oxide Thin Film Transistor Technology
“PFIC”	A passive foreign investment company
“PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC GAAP”	The generally accepted accounting principles in the ROC
“ROC government”	The government of the Republic of China
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“SED”	Surface-conduction electron-emitter
“Sharp”	Sharp Corporation
“Small to medium size panels”	Panels which are under ten inches in diagonal length
“subsidiary”	Companies owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise

“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“Taiwan IFRS”
The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009

“TCL Huizhou”	TCL King Electrical Appliance (Huizhou) Co., Ltd.
“Thomson” or “Thomson Licensing”	Thomson Licensing SAS and Thomson Licensing LLC
“Toppan CFI”	Toppan CFI (Taiwan) Co., Ltd.
“us”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“U.S. DOJ”	The United States Department of Justice
“Unipac”	Unipac Optoelectronics Corp.
“WCG”	The wide color gamut technology
“we”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

We prepare our consolidated financial statements in accordance with IFRS. Until and including our consolidated financial statements included in our annual reports on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”), with reconciliations to U.S. GAAP.

Beginning on January 1, 2013, we have adopted Taiwan IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. Meanwhile, we have adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future annual reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, pursuant to the rule amendments adopted by the SEC which became effective on March 4, 2008, we are no longer required to reconcile our consolidated financial statements with U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of first-time application of IFRS, historical financial data for the years ended December 2009, 2010 and 2011 has been omitted, and no audited consolidated financial statements and no financial information prepared in accordance with IFRS for the year ended December 31, 2011 have been included in this annual report. Historical financial results as of and for the year ended December 31, 2012 have also been adjusted based on IFRS, which differs from the results included in our annual reports on Form 20-F for the year ended December 31, 2012. In addition, for an explanation of how the transition to IFRS has affected our consolidated financial statements, see note 39 to our consolidated financial statements included elsewhere in this annual report.

Pursuant to IFRS, we are not required to separately present operating profit or loss in our consolidated statements of comprehensive income (loss) prepared in accordance with IFRS. Therefore, the consolidated financial statements included in this annual report, which are prepared in accordance with IFRS, do not present a measure of operating profit or loss.

	Year Ended and As of December 31,
	2012	2013
	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenue	378,470.9	416,363.0	13,957.9
Gross profit (loss)	(13,122.9)	33,984.1	1,139.3
Selling and distribution expenses	(6,377.2)	(7,470.0)	(250.4)
General and administrative expenses	(9,203.9)	(9,691.1)	(324.9)
Research and development expenses	(9,904.3)	(8,530.5)	(286.0)
Profit (loss) before income tax	(51,494.1)	5,236.0	175.6
Income tax expense	1,124.0	1,359.1	45.6
Profit (loss) for the year	(52,618.1)	3,876.9	130.0
Total comprehensive income (loss) for the year	(54,201.9)	6,875.4	230.5
Profit (loss) for the year attributable to:
Stockholders of AU Optronics Corp.	(51,327.1)	3,804.2	127.6
Non-controlling interests	(1,291.0)	72.7	2.4
Total comprehensive income (loss) for the year attributable to:
Stockholders of AU Optronics Corp.	(52,751.7)	6,367.5	213.5
Non-controlling interests	(1,450.2)	507.9	17.0
Earnings (loss) per share—Basic	(5.81)	0.41	0.01
Earnings (loss) per share—Diluted(1)	(5.81)	0.40	0.01
Earnings (loss) per ADS equivalent—Basic	(58.15)	4.07	0.14
Earnings (loss) per ADS equivalent—Diluted(1)	(58.15)	4.04	0.14

Consolidated Statements of Financial Position Data:
Total current assets	174,072.2	169,604.1	5,685.7
Property, plant and equipment, net	315,518.2	270,269.0	9,060.3
Total assets	515,008.5	464,835.9	15,582.8
Total current liabilities	192,221.7	181,338.6	6,079.1
Total noncurrent liabilities	186,638.0	130,507.1	4,375.0
Total liabilities	378,859.7	311,845.7	10,454.1
Common stock	88,270.5	96,242.5	3,226.4
Non-controlling interests in subsidiaries	14,062.6	14,036.5	470.5
Total equity attributable to stockholders of AU Optronics Corp.	122,086.2	138,953.7	4,658.2

Other Financial Data:
Gross margin(2)	(3.5%)	8.2%	8.2%
Net margin(3)	(13.9%)	0.9%	0.9%
Capital expenditures	43,332.6	25,457.8	853.4
Depreciation and amortization	75,276.4	63,637.7	2,133.3
Net cash flows provided by operating activities	35,747.9	49,642.4	1,664.2
Net cash flows used in investing activities	(43,181.7)	(23,223.8)	(778.5)
Net cash flows used in financing activities	(5,940.4)	(26,785.4)	(897.9)

Segment Data:
Net revenue
Display business	367,120.3	398,836.2	13,370.3
Solar business	11,350.6	17,526.8	587.6
Segment profit (loss) (4)
Display business	(30,330.8)	12,017.9	402.9
Solar business	(8,277.5)	(3,725.4)	(124.9)

(1)
Diluted earnings per share in 2012 was not presented due to the anti-dilutive effect on the basic net loss per share. The convertible bonds (“ECB”) were not included for the calculation of diluted earnings per share in 2013 due to its anti-dilutive effect.

(2)	Gross margin is calculated by dividing gross profit (loss) by net revenue.
(3)	Net margin is calculated by dividing profit (loss) for the year by net revenue.
(4)	Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses.

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

	Exchange Rate
	Average	High	Low	Period-End
	(or month-end rates for years)
2009	32.96	35.21	31.95	31.95
2010	31.49	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
September	29.62	29.81	29.51	29.56
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.53	29.83
2014
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March (through March 14, 2014)	30.29	30.34	30.24	30.34

3.B.Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in average selling prices. For example, in 2013, average selling price of our large-size panels decreased by 3.2% in the third quarter from the second quarter, and further decreased by 8.0% in the fourth quarter from the third quarter. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the average selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2014 or beyond, the value of the ADSs and our shares may be adversely affected.

Our business is significantly affected by cyclical market conditions. From time to time, the industry has experienced imbalances between excess supply and slowdowns in demand, and in certain periods, resulting in declines in average selling prices. In addition, other factors such as technology advancement and cost reductions have driven down and may continue to drive down our average selling prices irrespective of cyclical market conditions for the TFT-LCD panel industry.

The solar industry has undergone a challenging business conditions in the past years, including downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply and reductions in applicable governmental subsidies. Although the solar industry has been slowly recovering recently, there is no assurance that the solar industry will not suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs in the future, especially in markets where we operate or we target, which will adversely affect demands for our solar products as well as our results of operations.

Our results of operations have fluctuated in the past. Although our net revenue increased by 10.0% to NT$416.4 billion (US$14.0 billion) in 2013 compared to net revenue of NT$378.5 billion in 2012; and we had a net profit for the year of NT$3.9 billion (US$0.1 billion) in 2013 compared to a net loss of NT$52.6 billion in 2012, we cannot assure you that we will be profitable in 2014 or beyond. In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing of our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2014 or beyond, the value of the ADSs and our shares may be adversely affected.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. For example, in 2012 we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for certain syndicated and bilateral credit facilities, for which we have obtained waivers from such noncompliance from the relevant banks for each of these credit facilities.

In 2013, our subsidiary AUO Crystal Corp. failed to comply with the financial covenants with respect to current ratio, leverage ratio and tangible net worth in the agreement for a syndicated credit facility, for which First Bank acted as the agent bank. In addition, our subsidiary M.Setek failed to comply with the financial covenant with respect to tangible net worth in the agreement for a syndicated credit facility, for which Mizuho Bank, Ltd. acted as the agent bank. As of the date of this annual report, the aggregated outstanding amount of these two syndicated credit facilities is equivalent to NT$20.5 billion (US$0.7 billion). We have submitted waiver applications to the syndicate banks for such breaches of financial covenants and have not yet obtained the waivers. Pursuant to the terms of these agreements, a breach of financial covenants is not deemed to constitute an event of default so long as such syndicate banks representing the majority of the outstanding loan amount (the “majority syndicate banks”) have not yet made a decision on the waiver applications. As of the date of this annual report, such waiver applications are still being reviewed by the syndicate banks. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” for further details. Although we believe that we are likely to obtain the waivers, we cannot assure you of the outcome of these waiver applications. If we are unable to timely remedy any of our non-compliance under such loan agreements, such as obtain applicable waivers, such non-compliance will constitute an event of default. Moreover, we cannot assure you that no lender would seek to further accelerate the payment in respect of these two syndicated credit facilities if we do not obtain the required consent from the majority syndicate banks on any of our waiver applications. Any of these occurrences would adversely and materially affect our results of operations and financial condition.

We are involved in a number of legal proceedings concerning matters arising from our business and operations, and as a result we may face significant liabilities. If we or our employees are found to have violated any applicable law, including antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.

We are involved in a number of legal proceedings concerning matters arising from our business and operations, primarily related to the development and the sale of our products, including patent infringements, investigations by the government authorities such as anti-trust investigations and proceedings, and other legal matters. In addition, we may have compliance issues with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our production. Our products may also be subject to anti-dumping or countervailing duty proceedings as a result of protectionist measures adopted by governments in any of our export market. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.

In particular, there have been numerous antitrust proceedings and investigations, criminal, civil, and/or administrative, concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations, including but not limited to, investigations by the United States Department of Justice (“U.S. DOJ”), the European Commission Directorate-General for Competition and certain regulatory authorities in other countries concerning the allegations of price fixing by manufacturers of TFT-LCD panels. For example, the U.S. DOJ has brought charges against us, our U.S. subsidiary and certain of our executives. In September 2012, the United States District Court for Northern District of California (“Northern California Court”) rendered judgment and imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first two installment each in the amount of US$125 million in January and September 2013. We plan to pay the remaining two installments, each in the amount of US$125 million, in September 2014 and 2015, respectively, subject to the outcome of the appeal. We were also involved in U.S. Federal class action lawsuits brought by direct and indirect panel purchasers and were required to, among other things, pay an aggregate amount of approximately US$208 million in settling these lawsuits in 2012 and 2013.

See “Item 8. Financial Information—8.A.7. Litigation” for a discussion of certain legal proceedings in which we are involved.

We may be subject to other new claims, charges or investigations. Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. The ultimate outcome of the pending investigations cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

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

We plan to continue to expand our operations to meet the needs of applications in mobile PCs, monitors, consumer electronics, televisions and other markets as demand increases. Because these products are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations depend on continuing demand for televisions, mobile PCs, monitors and other products with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in LCD televisions, mobile PCs, monitors, consumer electronics products and other products with display devices. In particular, a substantial percentage of our sales are derived from our panels and other related products for LCD televisions, which accounted for 44.6% and 45.3% of our net revenue in 2012 and 2013, respectively. A substantial portion of our sales are derived from our panels used in monitors, which accounted for 15.7% and 14.3% of our net revenue in 2012 and 2013, respectively, and our panels used in mobile PCs accounted for 19.1% and 18.8% of our net revenue in 2012 and 2013, respectively. In addition, our panels used in consumer electronics products accounted for 15.3 % and 15.2% of our net revenue in 2012 and 2013, respectively. We will continue to be dependent on the growth of the television, mobile PCs, monitors and consumer electronics industries for a substantial portion of our net sales, and any downturn in these industries would result in reduced demand for our products, reduced net sales, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2014 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the technology industry can result in a decline in the average selling prices of our panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our display panel inventory, which we value at the lower of cost or net realizable value.

We manage our inventory based on our customers’ and our own forecasts. Although we regularly make adjustments based on market conditions, we typically deliver our goods to our customers several weeks after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have a material adverse effect on our inventory management and our results of operations.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We depend on a small number of customers for a substantial portion of our business. In 2012 and 2013, our five largest customers accounted for 37.6% and 39.7%, respectively, of our net revenue. In addition, certain customers individually accounted for more than 10% of our net revenue in the last two years. For example, Samsung Electronics Co., Ltd. and its subsidiaries (“Samsung Group”) accounted for 15.3% and 13.8% of our net revenue in 2012 and 2013, respectively.

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

Our customers generally provide rolling forecasts several months in advance of, and do not place firm purchase orders until several weeks before, the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

Our future competitiveness and growth prospects could be affected adversely if we are unable to successfully expand or improve our fabs to meet market demand.

As part of our business growth strategy, we have been undertaking and may undertake in the future a number of significant capital expenditures for our fabs.

The successful expansion of our fabs and commencement of commercial production is dependent upon a number of other factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our fabs and commence commercial production, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for the expansion or improvement of our fabs on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment, expansion or improvement of these fabs. Moreover, the expansion of our fabs may also be disrupted by governmental planning activities. If we face unforeseen disruptions in the installation, expansion and/or manufacturing processes with respect to our fabs, we may not be able to realize the potential gains from the manufacturing of panels and may face disruptions in capturing the growth opportunities.

If capital resources required for our planned growth or development are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. Our ability to expand our production facilities and establish advanced technology fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in connection with new capacity, technological upgrade and the enhancement of capacity value. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

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

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, eighth or higher generation or AMOLED capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

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

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan, the PRC and elsewhere, our sales and results of operations could be affected adversely.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers with part or all of their production operations in Taiwan, the PRC and elsewhere. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan and the PRC , which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, and elsewhere, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be affected adversely.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we may make capital expenditures in connection with new capacity, technological upgrade and the enhancement of capacity value. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and may hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our planned growth and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. For example, we entered the solar business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009. Net sales from our solar business represented 3.0% and 4.2% of our total net sales in 2012 and 2013, respectively. We incurred net loss in our solar business since its inception. We cannot assure you that our expansion into new businesses will be successful as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. See “Item 4. Information on the Company—Item 4.C. Organizational Structure” for further information.

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

Our adoption of new financial reporting standards may materially and adversely affect our reported results of operations and financial condition.

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to US GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Taiwan IFRS pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009. Accordingly, we have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes, we have also adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, we are no longer required to reconcile our consolidated financial statements with US GAAP.

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. Consequently, our annual consolidated financial statements for ROC reporting purposes and earnings distribution purposes may differ from those included in the annual report on Form 20-F. For example, under Taiwan IFRS and IFRS, we reported total equity attributable to stockholders of the parent company of NT$164,309.3 million (US$5,508.2 million) and NT$138,953.7 million (US$4,658.2 million) as of December 31, 2013, respectively. The differences were mainly due to the deferred tax evaluation and impairment related to intangible assets.

In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. Because of the differences in accounting treatments, the adoption of Taiwan IFRS and IFRS may result in material and adverse impact to our results of operations and financial condition in our reported financial statements and financial statements going forward. Additionally, upon our first adoption of Taiwan IFRS and IFRS, we are required to apply Taiwan IFRS and IFRS retrospectively unless otherwise exempted from certain applications and to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS and IFRS. Any transactions after the transition date are accounted for in accordance with Taiwan IFRS and IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in this annual report may differ materially from those included in the annual report for the year ended December 31, 2012, even though they relate to the same fiscal year.

Any impairment charge may have a material adverse effect on our operating results.

Under IFRS, we are required to evaluate our investments and long-term non-financial assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to recognize an impairment charge. In addition, under IFRS, we are required to determine the realizability of our deferred tax assets.  Any impairment charge on our investments and long-term non-financial assets, or the inability to recognize or the subsequent derecognization of previously recognized deferred tax assets may have a material adverse effect on our operating results.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. The valuation of long-term non-financial assets is subjective and requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in our stock price and market capitalization. Changes in these estimates and assumptions, or changes in actual performance compared with estimates of our future performance, may affect the fair value of long-term non-financial assets, which may result in an impairment charge. See “Item 5. Operating and Financial Review and Prospects —Critical Accounting Policies and Estimates” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Our divestiture strategies and divestment activities may affect our financial performance and the market price of our shares and ADSs.

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. For example, in May 2013, we sold approximately 10% of our stake in Lextar. The net proceeds for this divestment were approximately US$50 million. These divestments activities may result in losses if our businesses or assets are disposed of at lower than anticipated valuation levels or on other unfavorable terms. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resource to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares and ADSs.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman and President. In March 2013, criminal charges for alleged ROC Securities and Exchange Act violations were brought by the Taiwan Taoyaun district attorney’s office against Mr. Kuen Yao (K.Y.) Lee, our Chairman. Mr. K.Y. Lee was alleged to be involved in inaccurate disclosure of Qisda’s shareholdings in his capacity as Chairman of Qisda. These charges do not involve Mr. K.Y. Lee acting in the capacity as our Chairman, nor are we a party to these charges. Mr. Lee was acquitted by the Taiwan Taoyuan district court in October 2013. The Taiwan Taoyuan district attorney’s office lodged an appeal to the Taiwan High Court, which was dismissed by the Taiwan High Court in March 2014. These proceedings may divert Mr. K.Y. Lee’s attention from our business operations. Our reputation may also be harmed as a result of any negative publicity associated with these charges or otherwise.

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

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We also have established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality could suffer. Competition for qualified technical personnel and operators in Taiwan and many other places where we operate is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require an increased number of skilled employees for any expansion we may choose to undertake if market demand arises. If we are unable to attract and retain our technical personnel and other employees, this may affect adversely our business and our operating efficiency may deteriorate.

Potential conflicts of interest with our affiliates may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.9% of our outstanding shares as of February 28, 2014 and is also one of our large customers. Qisda and its subsidiaries accounted for 3.1% and 2.4% of our net sales in 2012 and 2013, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2014, one of our nine directors is a representative of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman, is also the Chairman of Qisda and BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which lead to operations across many countries. For example, we have established LCD module-assembly operations in China in order to provide more immediate services to our Chinese customers. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

New regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These new requirements will require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file Form SD, containing the conflict minerals disclosure for the prior calendar year, beginning May 31, 2014.  Currently, such conflict is not determinable in our case and we cannot assure you that no conflict minerals identified under the conflict minerals rules issued by the SEC are not used in our products. We may be subject to the new disclosure requirements related to the conflict minerals. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like color filters, driver-integrated circuits, polarizer, glass substrates and light emitting diodes (“LED”) from a limited group of suppliers, both foreign and domestic. Our operations would be affected adversely if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and/or continue to increase our production capacity.

We depend on supplies of certain principal raw materials and components mainly from suppliers with production in Taiwan, Japan and Korea. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain raw materials and components of the right quality in a timely and cost-effective manner may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. See “Item 4. Information on the Company—4.B. Business Overview—Environmental Matters.” In the past, we incurred small fines for failure to meet certain effluent standards and air pollution control regulations. Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations. In addition, we may face possible disruptions in our manufacturing and production facilities caused by environmental activists, which may affect adversely our business operations.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we continually must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize other display technologies, such as the advanced multi-domain vertical alignment technology (“AMVA”), Advanced Hyper-Viewing Angle (“AHVA”), UHD 4K, curved display, AMOLED technology, touch technologies and Hyper-LCD technology which adopted the core technologies of staggered structure, our proprietary Gate On Array (“GOA”), Wide Color Gamut (“WCG”) technology and image management technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, such as OLED technologies. We also face competition in the large-size television market from alternative display technologies, particularly those utilizing projection technology, such as front digital mirror device projector, digital light processing projector, LCD projector and liquid crystal on silicon projector technologies. These alternative forms of display technology may be competitive in terms of performance-to-price ratio. If alternative display technologies gain a larger market share in the market for large-size televisions, our business prospects may be affected adversely.

OLED technology is currently primarily used in small- to medium-size applications, such as mobile phones, digital still cameras and tablets. OLED technology is also beginning to compete with TFT-LCD technology in larger applications such as televisions. In addition, there are other alternative flat panel technologies currently either in the research and development stage or in the initial commercial promotion stage, such as inorganic electroluminescent (“IEL”) and surface-conduction electron-emitter (“SED”) display technologies. If the various alternative flat panel technologies currently commercially available, or in the research and development stage are developed to have better performance-to-price ratios, or they begin mass production, such technologies may compete with TFT-LCD technology. Failure to further refine our technology and develop and introduce OLED technology or any other alternative display technology could render our products uncompetitive or obsolete, which in turn could cause our sales and revenues to decline.

Advancement and changes in alternative flat panel technologies are dependent on manufacturing economics and consumer demand. We continue to take efforts in research and development in OLED technology to ensure that we remain competitive with other manufacturers that utilize OLED technology. However, even though we seek to remain competitive through research and development of flat panel technologies, we may invest in research and development in certain technologies that do not come to fruition.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high-quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with certain companies for product and manufacturing process technologies related to the production of certain products including certain display panels. See “Item 4. Information on The Company—Item 4.B. Business Overview—Intellectual Property—License Agreements.” If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, if at all, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We currently are involved in intellectual property disputes with several companies. See “Item 8. Financial Information—Item 8.A.7. Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

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

Political, Geographical and Economic Risks

A slowdown in the global economy could affect materially and adversely our business, results of operations and financial condition.

A slowdown in the global economy could adversely affect the market demand and result in a negative impact on electronic products sales from which we generate our income. In recent years, the uncertainty surrounding the economic prospects of the United States and Euro zone had affected demand for electronic products. A global economic downturn could lead to a slowdown in our business, with side effects including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If any economic downturn occurs in the future, our business, results of operations and financial condition may be affected materially and adversely.

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

In addition, our manufacturing processes require a substantial amount of water. Although currently, a significant portion of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages.  We may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

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

The PRC economy differs from the economies of most developed countries in many respects, including the structure, level of government involvement, level of development, foreign exchange control and allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is growing rapidly. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy and also adjusted its macroeconomic control policies from time to time. These policies have led and may continue to lead to changes in market conditions. For example, the PRC government has announced various subsidy programs from time to time. The commencement and expiration of these subsidy programs could each affect the demand for certain of our products. We cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, the interpretation of PRC laws and regulations involves uncertainties. We cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

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

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. We obtained approval from MOEAIC to make an equity investment to establish an 8.5-generation fab in Kunshan, PRC in June 2011. We have completed the construction of buildings of this fab in 2012.  However, in January 2014, we revised our original investment plan from establishing an 8.5-generation fab to a 6-generation fab to meet market demands. The equipment move in and ramp up schedule will be subject to market conditions, MOEAIC’s approval of the revised plan and the availability of financing in China. As of December 31, 2013, we had 14 subsidiaries incorporated in the PRC, primarily focusing on module-assembly operations and related supporting services. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

However, due to certain restrictions imposed by ROC government are still effective, we cannot assure you that any future applications to the MOEAIC to make further investments in the PRC will be successful and timely approved. We also do not know when and whether the remaining restrictions under ROC laws and regulations governing investment in the PRC will be amended or repealed and we cannot assure you that any such amendments to those regulations will permit us to invest in operations in the PRC. Restrictions under ROC laws on our ability to make investments in the PRC may materially and adversely affect our business prospects.

We may not be able to obtain or renew all licenses, approvals or permits necessary for our current and future operations.

Our current and future operations in Taiwan and other regions require a number of regulatory licenses, approvals and permits. We cannot assure you that we will be able to obtain licenses, approvals or permits necessary for our operations in these regions, or that upon the expiration of our existing licenses, approvals or permits, we will be able to successfully renew them.

In addition, if the relevant authorities enact new regulations, we cannot assure you that we will be able to meet successfully such requirements. If we fail to obtain or renew the necessary regulatory licenses, approvals or permits, we may have to cease construction or operation of the relevant projects, be subject to fines, or face other penalties, which could have a material adverse effect on our business, financial condition and results of operations. Even if we already obtained the licenses, approvals and permits, there could be parties or interest groups with different views who may take actions against the renewal of such licenses, approvals and permits, which may have an adverse effect on our business operations. For example, there have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation tab is located. See “Item 4.D. Property, Plants and Equipment.”

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 34.5% of our net sales were derived from customers in Taiwan in 2013. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

In recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility. In Taiwan, the Central Bank of the Republic of China (Taiwan) has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. Our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation, interest rates and general economic conditions in Taiwan, as well as the global economies. For example, the banking and financial sectors in Taiwan have been harmed by the general economic downturn in recent years. As a result, financial institutions are more cautious in providing credit to certain businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2013 to December 31, 2013, the Taiwan Stock Exchange Index peaked at 8,623.43 on December 30, 2013, and reached a low of 7,616.64 on January 17, 2013. Over the same period, daily closing values of our shares ranged from NT$8.44 per share to NT$14.00 per share. On March 14, 2014, the Taiwan Stock Exchange Index closed at 8,687.63, and the closing value of our shares was NT$10.05 per share.

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

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated mainly in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2013, approximately 93.3% of our net sales were denominated in U.S. dollars. During the same period, approximately 9.9%, 18.3% and 69.3% of our raw materials and component costs were denominated in NT dollars, Japanese yen and U.S. dollars, respectively. In addition, in 2013, approximately 41.2%, 26.8%, 15.2% and 13.2% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen, U.S. dollars and Renminbi, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net sales is derived from sales to customers located outside of Taiwan. In 2012 and 2013, sales to our overseas customers accounted for 60.2% and 65.5%, respectively, of our net sales. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net sales. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military involvements in Iran and Syria. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties, or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales. In particular, on February 14, 2014, the United Sates International Trade Commission (“ITC”) announced its preliminary determination of injuries to the U.S industry by imports of certain crystalline silicon photovoltaic products from China that are allegedly subsidized and alleged those from China and Taiwan were sold in the U.S. at less than fair value. As a result of ITC’s preliminary determination, the U.S. Department of Commerce (the “DOC”) will continue to conduct its investigations and determine, among others, whether there should be antidumping duty applicable to alleged crystalline silicon photovoltaic products from Taiwan. While we sell photovoltaic products to customers in Europe, the U.S., Asia, Africa and elsewhere, if preliminary antidumping duty or final antidumping duty determined by DOC or final antidumping order issued by DOC are imposed on the alleged crystalline silicon photovoltaic products from Taiwan, it may affect our ability to compete effectively in the U.S. in relation to our sales of alleged crystalline silicon photovoltaic products from Taiwan.

We face risks related to health epidemics and outbreaks of contagious disease.

In 2009 and 2011, there have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. We did not issue shares to our employees in 2012 or 2013. In addition, we did not grant any stock options to our employees in 2012 or 2013. If we issue stock bonuses or stock options to employees in the future, our equity holders may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. As of February 28, 2014, we have purchased from the market an aggregate principal amount of US$225 million of the outstanding bonds at a cost of US$205.1 million. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$39.90 per common share. As of February 28, 2014, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$575 million. Upon full conversion, the outstanding bonds would be converted to 443,542,607 common shares if based on the current conversion price, representing approximately 4.6% of our outstanding shares at the end of February 28, 2014. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. Moreover, in May 2013, we issued 797,199,580 common shares for cash to sponsor the issuance of US$350.8 million American Depositary Shares. Any prior or future issuance of additional equity or equity-linked securities could each cause dilution to ADS holders.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic issuers, including, but not limited to:

•	the evaluation standards for director’s independence;

•	the requirements for non-management directors to meet regularly without management;

•	the requirement to have nominating/corporate governance committee;

•	the requirement to have a compensation committee set up pursuant to NYSE rules;

•	the requirement for shareholders’ approval on all equity based compensation and material revisions thereto;

•	the requirement to adopt NYSE corporate governance guidelines; and

•	the requirement to adopt a code of business conducts and ethics.

For a detailed discussion of the differences between our corporate governance practices and the NYSE listing standards, see “Item 16—Item 16G. Corporate Governance” for more information.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2014, we had an aggregate of 9,624,245,115 shares issued and outstanding, most of which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. For example, in May 2013, we issued 797,199,580 common shares for cash to sponsor the issuance of US$350.8 million American Depositary Shares. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A.History and Development of the Company

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

4.B.Business Overview

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

For the year ended December 31, 2013, net sales generated from our display business and solar business were NT$398.8 billion (US$13.4 billion) and NT$17.5 billion (US$0.6 billion), respectively, representing approximately 95.8% and 4.2% of our total net sales, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 37 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs.” We believe we were the first TFT-LCD manufacturer in Taiwan to commence commercial production at a fifth-generation fab, the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab, and also the first TFT-LCD manufacturer in Taiwan to operate an 8.5-generation fab. New generations of TFT-LCD fabs are equipped to process larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fabs are designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We currently operate three 3.5-generation fabs, one fourth-generation fab, one 4.5-generation fab, four fifth-generation fabs, two sixth-generation fabs, two 7.5-generation fabs and two 8.5-generation fabs. As of February 28, 2014, all fabs have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment.” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display panels for the following principal product categories:

•	Mobile PCs, which typically utilize display panels ranging from 5 inches to 17.3 inches, primarily for use in products such as notebooks and tablets.

•	Monitors, which typically utilize display panels ranging from 17 inches to 27 inches, primarily for use in products such as desktop monitors.

•
Consumer electronics products, which typically utilize display panels ranging from 2.01 inches to 19 inches or above for use in products such as mobile phones, digital still cameras, portable navigation displays, digital camcorders, automobile displays, amusement and printer displays and portable gaming consoles.

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

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2012	2013
	(Panels in thousands)
Panels for Mobile PCs	56,759.0	59,325.0
Panels for Monitors	28,599.7	30,983.9
Panels for Consumer Electronics Products	159,808.1	145,664.4
Panels for LCD Televisions	32,575.1	33,521.0
Total	277,741.9	269,494.3

The following table sets forth our net sales by product category for the periods indicated that were determined based on IFRS:

	Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions)
Panels for Mobile PCs	72,373.6	78,376.8	2,627.4
Panels for Monitors	59,576.0	59,564.2	1,996.8
Panels for Consumer Electronics Products	57,746.5	63,271.8	2,121.1
Panels for LCD Televisions(1)	168,892.2	188,428.2	6,316.7
Others(2)	19,882.6	26,722.0	895.9
Total	378,470.9	416,363.0	13,957.9

(1)	Includes sales from panels, TV sets and other related products for LCD televisions.
(2)	Includes sales from solar business unit, sales of raw materials, components and from service charges.

Panels for Mobile PCs

In 2012 and 2013, sales of panels for mobile PCs accounted for 19.1% and 18.8%, respectively, of our net sales. In 2013, unit sales of our panels for mobile PCs were approximately 59.3 million compared to 56.8 million in 2012, and net sales of panels for mobile PCs were approximately NT$78.4 billion (US$2.6 billion) compared to NT$72.4 billion in 2012.

The most commonly produced panel sizes for mobile PCs have changed in recent years, partly as a result of migration in TFT-LCD production technology. In addition, with the advancement of technologies, mobile PCs are now equipped with thinner and lighter panels with lower power consumption. Moreover, with the rising popularity of tablet devices, tablets have also become the focus for many panel manufacturers. We commenced commercial production of panels for tablets in 2011. Currently, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 are the most commonly produced sizes for notebooks, while 7- to 10.1-inch panels are the most commonly produced sizes for tablets.

Panels for Monitors

In 2012 and 2013, sales of panels for monitors accounted for 15.7% and 14.3%, respectively, of our net sales. In 2013, unit sales of our panels for monitors were approximately 31.0 million as compared to 28.6 million in 2012, and net sales remained stable of approximately NT$59.6 billion (US$2.0 billion) in 2013 as compared to 2012.

The most commonly produced size of monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2013, 18.5-, 19-, 22-, and 24-inch panels were most commonly produced for monitors.

Panels for Consumer Electronics Products

Our panels for consumer electronics products are used in products such as mobile phones, digital still cameras, portable navigation displays, digital camcorders, automobile displays, amusement and printer displays. In 2012 and 2013, sales of panels for consumer electronics accounted for 15.3% and 15.2%, respectively, of our net sales. In 2013, unit sales of our panels for consumer electronics products were approximately 145.7 million as compared to 159.8 million in 2012, and our net sales of consumer electronics products were approximately NT$63.3 billion (US$2.1 billion) as compared to NT$57.7 billion in 2012.

Panels for LCD Televisions

We commenced commercial production of panels for LCD televisions in 2002. Our current portfolio of LCD TV panels consists of 18.5-inch to 65-inch panels. In 2013, approximately 79.6% of the sales of LCD TV panels we produced were 39 inches and above. In 2012 and 2013, sales of LCD TV panels accounted for 44.6% and 45.3%, respectively, of our net sales. In 2013, unit sales of our LCD TV panels were approximately 33.5 million as compared to 32.6 million in 2012, and our net sales of LCD TV panels were approximately NT$188.4 billion (US$6.3 billion) as compared to NT$168.9 billion in 2012.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan and other areas. The following table sets forth the geographic breakdown of our net sales by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2012		2013
Region	Net Sales	%	Net Sales	%
	(in NT$ millions, except percentages)
Taiwan	150,790.4	39.8%	143,549.4	34.5%
PRC	114,469.5	30.2%	141,951.3	34.1%
Japan	14,864.2	3.9%	42,562.6	10.2%
Singapore	31,397.4	8.3%	23,280.8	5.6%
United States	15,852.5	4.2%	13,751.4	3.3%
Korea	18,864.2	5.0%	12,574.1	3.0%
Others(1)	32,232.7	8.6%	38,693.4	9.3%

Total	378,470.9	100.0%	416,363.0	100.0%

(1)	include Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net sales for the past two years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net sales is attributable to a small number of our customers. In 2012 and 2013, our five largest customers accounted for 37.6% and 39.7%, respectively, of our net sales. In addition, some customers individually accounted for more than 10% of our net sales for each of the last two years. For example, Samsung Group accounted for 15.3% and 13.8% of our net sales in 2012 and 2013, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming several months, and typically place purchase orders several weeks before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we typically set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2013, our reserve for warranties totaled NT$2,524.1 million (US$84.6 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Purchase prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. The average number of collection days extended for sales to our customers for the years ended December 31, 2012 and 2013 was 45 days and 38 days, respectively. In general, we extend longer credit terms to our large customers as compared to our smaller customers. We believe the terms for those customers and products are comparable to the terms offered by our industry peer competitors. We have not experienced any material problems relating to customer payments.

Our business is subject to seasonal fluctuations common in the display panel industry, which in turn is affected by the seasonality of demand for consumer and other end-products produced by our customers. Our low seasons typically start in the fourth quarter and may go lower in the first quarter; while our high seasons generally start in the second quarter and may go higher in the third quarter. The seasonality of our sales also may be affected by factors including economic downturn, our inventory management and certain special events such as government subsidies and sports events.

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

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers, most of which are based in Japan. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection, panel baking and injection of liquid crystal. In contrast to the array and cell processes, the module-assembly process is highly labor-intensive, as it involves manual labor to assemble the pieces. A substantial portion of our module-assembly process is conducted in the PRC, as part of our efforts to reduce labor costs.

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of raw materials and components of the right quality on a timely basis. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast weekly or monthly. We source most of our raw materials and components, including critical materials such as glass substrates, color filters, LED, polarizer and driver-integrated circuits, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we typically enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

From time to time, we experienced shortages of certain raw materials in the past. Our operations would be adversely affected if we could not obtain raw materials and components in sufficient quantity and quality. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components.

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely affect our gross margins.

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Backlight Units	Driver-integrated Circuits
Asahi Glass	JNC Corporation	Dai Nippon Printing	BenQ Materials Corporation(1)	Coretronic	Novatek
Corning Taiwan	Merck	Toray Industries, Inc.	LG Chem	EPOCH Chemtronics Corp.	Orise
Nippon Electric Glass			Nitto Denko	Forhouse(2)	Raydium Semiconductor(3)
			Sumika Technology Co., Ltd.	Radiant Opto-Electronics	Renesas SP Drivers

(1)	BenQ Materials Corporation is a subsidiary of one of our major shareholders, Qisda. See “Item 7. Major Shareholder and Related Party Transactions—Item 7.B. Related Party Transactions.”
(2)	Forhouse is our investee. See “Item 7. Major Shareholder and Related Party Transactions—Item 7.B. Related Party Transactions.”
(3)	Radium Semiconductor is our investee. See “Item 7. Major Shareholder and Related Party Transactions—Item 7.B. Related Party Transactions.”

We use a large amount of water and electricity in our manufacturing process. We obtain water from government-owned entities and are in compliance with relevant local laws and regulations of water recovery rate. We use electricity supplied by the external power grids. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outages, power interruptions in general have not materially affected our production processes.

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

In 2013, we reduced our equipment purchases from 2012 primarily due to our focus on investing in technology improvements and enhancement of capacity value rather than investing in new capacity. Despite lower capital expenditures, we expect to maintain investments in advanced technology and higher-value products. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe our principal competitors include LG Display and Samsung Display in Korea; Innolux, Chunghwa Picture Tubes and Hannstar Display in Taiwan; Sharp, Panasonic LCD, and Japan Display in Japan; and BOE, Century, Tianma, China Star Optoelectronics Technology and CEC-PANDA LCD Technology in the PRC.

In addition, we believe the principal elements of competition for customers in the display market include:

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

Solar Business

We manufacture upstream and midstream solar products such as polysilicon, ingots, wafers and solar cells. Through our subsidiaries AUO Crystal Corp. and M. Setek, we manufacture polysilicon, ingots and wafers. Through AUSP, a joint venture we formed with SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, we produce high-efficiency solar cells in Malaysia. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment.” for information on our principal manufacturing and module assembly sites for the solar business.

We also design, develop, and manufacture solar PV modules, as well as produce solar PV systems and provide various value-added services for solar PV systems projects. A solar PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar PV modules are manufactured with multi-crystalline PV cells and mono-crystalline PV cells. Our PV modules are made with a highly strengthened frame design that enhances their abilities to withstand vibrations. A solar PV system consists of one or more solar PV modules that are physically mounted and electrically interconnected with system components such as inverters, mounting structures, wiring systems and other devices to produce and store electricity.

We sell our solar PV modules primarily to overseas customers, including installers, solar PV system integrators, property developers and other value-added resellers, which incorporate our PV modules into large on-grid integrated PV systems with inverters, mounting structures and wiring systems. We have commenced mass production of back-contact mono-crystalline modules with conversion efficiencies over 20% since 2011. In 2012, we launched the alternative current (“AC”) module, a high-efficient module with integrated microinverter in the United States. Also, starting from February 2012, we began to use “BenQ Solar” as our new brand name to market our solar PV products and services, which are sold in Europe, the United States, Asia, Africa and elsewhere. In addition, with our efforts to provide value-added services for solar PV systems projects, we have successfully completed and secured solar projects with our global partners in Europe, the United States, Africa and elsewhere.

In 2013, revenues generated from our solar business amounted to NT$17,526.8 million (US$587.6 million), representing 4.2% of our total net sales for 2013.

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

Our quality management system has received accredited International Organization of Standards ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the ISO/TS16949 certifications for most of our factories that design and manufacture the flat panel displays. In addition, all of our facilities have been certified as meeting the International Organization of Standards ISO 14001 environmental protection standards and OHSAS 18001 occupational health and safety standard and certain of our facilities have completed ISO 50001 certification for energy management and ISO 14045 eco-efficiency assessment of product systems verification. The International Organization of Standards certification process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, our insurance policies cover the amount equal to the book value of assets. As of December 31, 2013, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$51.3 billion (US$1.7 billion) for all of our inventories and NT$741.5 billion (US$24.9 billion) for our equipment and facilities. In addition, as of December 31, 2013, we had insurance coverage for business interruptions in the aggregate amount of NT$43.1 billion (US$1.4 billion).

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

Intellectual Property

Overview

As of February 28, 2014, we held approximately 12,213 patents, including 4,219 in the PRC, 4,423 in Taiwan and 2,881 in the United States, as well as 690 in other jurisdictions, including Japan, Korea, the United Kingdom, France, Germany, Italy, Hong Kong, Singapore, Canada and India.  These include patents for TFT-LCD manufacturing processes and products. These patents will expire at various dates from 2014 through 2032. We also have over 3,890 pending patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union and Korea as of February 28, 2014. In addition, we have registered “AU Optronics” as trademarks in some countries and jurisdictions where we operate, including ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as trademarks in the ROC, PRC, United States, European Union, Japan and Korea.

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

We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We may find it necessary to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We may suffer legal liabilities and financial and reputational damages if we are found to infringe product or process technology rights held by others. We are currently involved in litigation regarding alleged patent infringement. See “Item 8. Financial Information—Item 8.A.7. Litigation.”

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

•
We have a cross-license agreement with Hitachi Displays, Ltd and IPS Alpha Technology, Ltd., effective as of July 1, 2009 (“2009 Agreement”) and addendum thereof with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display, Co., Ltd. (formerly known as IPS Alpha Technology, Ltd.), effective as of January 1, 2013 and becomes part of the 2009 Agreement, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

•
We have a license agreement with Semiconductor Energy Laboratory Co., Ltd., effective as of January 1, 2009, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and certain OLED products.

•
We have a cross-license agreement with Toshiba Mobile Display Co., Ltd., effective as of April 26, 2010, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules.

•
We have a cross-license agreement with E Ink Holding Inc. (“E Ink”), effective as of August 1, 2012, under which AUO granted to E Ink non-transferrable and non-exclusive licenses under certain patents involving LCD-related and certain other technologies, and E Ink granted to AUO a non-transferrable and non-exclusive licenses under certain patents involving LCD-related technologies.

•
We have a cross-license agreement with Hydis Technologies Co., Ltd. (“Hydis”), E Ink’s Korean subsidiary, effective as of August 1, 2012, under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents involving LCD related technologies.

•
We have a cross-license agreement with Seiko Epson Corporation (“Seiko Epson”), effective as of August 15, 2013, under which AUO granted to Epson non-transferrable and non-exclusive licenses under certain patents involving certain technologies, and Epson granted to AUO a non-transferrable and non-exclusive license under certain patents involving LCD related technologies.

•
We have a trademark licensing agreement with BenQ corporation, effective as of June 15, 2010, under which BenQ corporation granted AUO a non-exclusive trademark license for the develop, market and sell of our solar products and services.

In addition to the above, we have also entered into license or cross license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control.

4.C.Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2013.

AU Optronics Corp.
100%
AU Optronics (L) Corp.
49%
Toppan CFI (Taiwan) Co., Ltd.
100%
Konly Venture Corp.
66.68%
Darshin Microelectronics Inc.
10.88%
BriView Corp. (1)
12.83%
AUO Crystal Corp. (2)
100%
Ronly Venture Corp.
7.01%
BriView Corp. (1)
2.55%
AUO Crystal Corp. (2)
75.46%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
99.92%
M. Setek Co., Ltd.
50.97%
BriView Corp. (1)
29.71%
BriView (L) Corp. (3)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Darwin Precisions (Suzhou) Corp.
100%
Darwin Precisions (Xiamen) Corp.
100%
Darwin Precisions (Chengdu) Corp.
100%
Darwin Precisions (Dongguan) Corp.
100%
Sungen Power Corporation
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
100%
BriView (L) Corp. (3)
70.29%
100%
AU Optronics (Xiamen) Corp.
100%
AU Optronics (Suzhou) Corp., Ltd.
100%
AU Optronics (Czech) s.r.o.
100%
AU Optronics (Slovakia) s.r.o.
100%
AU Optronics Manufacturing (Shanghai) Corp.
100%
AFPD Pte., Ltd.
51%
Huizhou Bri-King Optronics Co., Ltd.
49%
Au Optronics (Kunshan) Co., Ltd.

The following table sets forth summary information for our subsidiaries as of December 31, 2013.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest

AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%
AU Optronics Corporation America	Sales and sales support of TFT-LCD modules	United States	100.00%(1)
AU Optronics Corporation Japan	Sales and sales support of TFT-LCD modules	Japan	100.00%(1)
AU Optronics Europe B.V.	Sales support of TFT-LCD modules	Netherlands	100.00%(1)
AU Optronics Korea Ltd.	Sales support of TFT-LCD modules	South Korea	100.00%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD modules	Singapore	100.00%(1)
AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Suzhou) Corp., Ltd.	Assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar PV modules	Czech Republic	100.00%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Slovakia) s.r.o.	Sale and repair of TFT-LCD panels and related parts; leasing premise	Slovakia Republic	100.00%(1)
AUO Energy (Tianjin) Corp.	Design, manufacturing and sale of solar modules	PRC	100.00%(13)
AUO Green Energy America Corp.	Holding company, sale and sales support of solar modules	United States	100.00%(13)
AUO Green Energy Europe B.V.	Holding company and sales support of solar modules	Netherlands	100.00%(13)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100.00%(5)
Darwin Precisions (L) Corp.	Holding and trading company	Malaysia	100.00%(2)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Chengdu) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Dongguan) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest

Huizhou Bri-King Optronics Co., Ltd.	Assembly and sale of TFT-LCD modules	PRC	51.00%(1)
BriView (Kunshan) Co., Ltd.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100.00%(5)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100.00%(5)
Konly Venture Corp.	Venture capital investment	ROC	100.00%
Ronly Venture Corp.	Venture capital investment	ROC	100.00%
BriView Corp.	Manufacturing, design and sale of TFT-LCD modules, TV sets, backlight modules and related parts	ROC	68.86%(6)
Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	49.00%(7)
BriView (L) Corp.	Holding and trading company	Malaysia	100.00%(12)
AUO Crystal Corp.	Design, manufacture and sale of solar modules	ROC	90.84%(11)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of single crystal silicon wafers	Malaysia	100.00%(9)
M. Setek Co., Ltd.	Manufacturing and sale of solar silicon poly, single crystal silicon ingots and solar wafers	Japan	99.92%(9)
Darshin Microelectronics Inc.	IC design and sales	ROC	66.68%(8)
AFPD Pte., Ltd.	Manufacturing LCD panels based on low temperature polysilicon technology	Singapore	100.00%(1)
AU Optronics (Kunshan) Co., Ltd.	Manufacturing, assembly and sale of TFT-LCD panels	PRC	49.00%(1)(7)
AUO Green Energy Germany GmbH	Sales support of solar modules	Germany	100.00%(10)
Sungen Power Corporation	Solar power generation	ROC	100.00%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.
(2)	Indirectly, through our 68.86% ownership of BriView Corp.
(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.
(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.
(5)	Indirectly, through our 100% ownership of BriView (L) Corp.
(6)	50.97% held directly by us, 10.88% held indirectly by Konly Venture Corp. and 7.01% held indirectly by Ronly Venture Corp., respectively.
(7)
We exercise de facto control over the operating and financial policies of Toppan CFI (Taiwan) Co., Ltd. and AU Optronics (Kunshan) Co., Ltd. As a result, we consolidated Toppan CFI (Taiwan) Co., Ltd. and  AU Optronics (Kunshan) Co., Ltd.

(8)	Indirectly, through our 100% ownership of Konly Venture Corp.
(9)	Indirectly, through our 90.84% ownership of AUO Crystal Corp. AUO Crystal Corp. directly holds 99.92% ownership of M. Setek Co., Ltd.
(10)	Indirectly, through our 100% ownership of AUO Green Energy Europe B.V.
(11)	75.46% held directly by us, 12.83% held indirectly through Konly Venture Corp. and 2.55% held indirectly through Ronly Venture Corp., respectively.
(12)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through BriView Corp., respectively. We hold 68.86% ownership of BriView Corp.
(13)	Indirectly, through our 100% ownership of AU Optronics Singapore Pte. Ltd.

The following is a summary of our major organizational activities in the first quarter of 2014:

•
AUO Crystal Corp. and M. Setek Co., Ltd. In February 2014, the shareholders’ meeting of AUO Crystal Corp. approved to spin off its long-term equity investment in M. Setek Co., Ltd. to a new company in order to enhance operational efficiency and performance. The spin-off will not affect our ownership in M. Setek Co., Ltd.

•
BriView Corp. In March 2014, the respective boards of directors of BriView Corp., our subsidiary and Forhouse Corporation, our investee, approved a merger with Forhouse Corporation as the surviving company and BriView Corp. as the dissolved company, in order to integrate resources and to increase competitiveness through the merger. The merger will be subject to shareholders’ approvals of both companies.

4.D.Property, Plants and Equipment

Principal Facilities

As of February 28, 2014, our principal manufacturing sites are located in Taiwan, the PRC, Japan, Europe, Singapore and Malaysia. The following table sets forth certain information relating to our principal facilities as of February 28, 2014. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.]

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) *
No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	610x720/40,000(1)	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	600x720/50,000(1)	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC	162,826	620x750/20,000(1) 1,100x1,300/70,000(4)	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	680x880/60,000(2) 1,100x1,250/50,000(4) 1,100x1,300/70,000(4)	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC	867,955	1,500x1,850/120,000(5)	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) *

No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	1,500x1,850/120,000(5) 1,100x1,300/120,000(4) 1,950x2,250/75,000(6) 1,950x2,250/60,000(6) 2,200x2,500/40,000(7) N/A N/A	March 2005 August 2005 June 2006 March 2009 March 2009 April 2010 November 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters Solar module assembly Solar cell manufacturing	• Building is owned • Land is leased (expires in December 2022)

No. 1, Machang Rd. Central Taiwan Science Park Houli Dist Taichung City 42147, Taiwan, R.O.C.	587,810	2,200x2,500/20,000(7)	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

10 Tampines Industrial Avenue 3 Singapore 528798	183,341	730x920/45,000(3)	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC	83,508	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	N/A	July 2010	Solar module assembly	• Building is leased (expires in December 2016) • Land is leased (expires in December 2016)

Location	Building Size	Input Substrate Size/ Installed Capacity	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)	(in millimeters)/ (substrates processed per month) *

Bratislavska 517, 91105 Trencin, Slovak Republic	115,678	N/A	May 2011	TFT-LCD module assembly and production of TFT-LCD components; repair of TFT-LCD related products; Leasing premises	• Building is owned • Land is owned

Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,586.92 (including Kochi Site 1 and Kochi Site 2)	Ingot 300 ton per month	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingot	• Building is owned • Land is owned

Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan	47,596.14 (including Soma Site 1 and Soma Site 2)	Polysilicon 530 ton per month	Soma Site 1: October 2007 Soma Site 2: February 2011	Production of polysilicon	• Building is owned • Land is owned

No.2, Jian 7th Rd., Wuqi Dist., Taichung City 435, Taiwan, ROC	9,559	Wafer 10,000 kpcs per month	June 2011	Production of wafer	• Building is leased • Land is leased

No.1, Zhongke Rd., Xitun Dist., Taichung City 407, Taiwan, ROC	19,510	Ingot 115 ton per month	October 2011	Production of ingot	• Building is owned • Land is leased

No.335, SEC.2, Houke Rd., Houli Dist, Taichung City 421,Taiwan, ROC	44,225	Ingot 100 ton per month	June 2012	Production of ingot and wafer	• Building is owned • Land is leased
		Wafer 9,000 kpcs per month

Bhd.Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	8,578	Wafer 7,000 kpcs per month	March 2011	Production of wafer	• Building is leased • Land is leased

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

         There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010.  On September 2, 2010, the Environmental Protection Administration of the Executive Yuan of Taiwan (“EPA”) issued its official announcement of the review conclusion of the environmental impact statement (“2010 conclusion of environmental assessment”) regarding the third phase development area in the Central Taiwan Science Park (Houli base-the portion of Seven Star Farm) (the “Project”). On September 6, 2010, the National Science Council of the ROC Executive Yuan (“NSC”) issued the development approval (“2010 development approval”) to the developer, i.e., the Central Taiwan Science Park Development Office (“CTSP”). Six residents in Houli District, Taichung City objected to the administrative dispositions of the 2010 conclusion of the environmental assessment and 2010 development approval and then filed an administrative appeal, but it was overruled and then they filed an administrative litigation, but it was also overruled by the Taipei High Administrative Court (Case No. Taipei High Administrative Court Year 100 Su-Tzu No. 118). Subsequently, the plaintiffs lodged an appeal to the Supreme Administrative Court and the Supreme Administrative Court reversed the judgment of the Taipei High Administrative Court (Case No. Supreme Administrative Court Year 102 Pan-Tsu No. 120) and remanded the case to the Taipei High Administrative Court. The case is pending in the Taipei High Administrative Court. On January 22, 2014, the EPA announced that, in light of the showing respect to the above mentioned judgment of the Supreme Administrative Court,  it revokes the 2010 conclusion of environmental assessment and the effective date of revocation will be determined separately based on the principle of protection of reliance. The Project was sent to the environmental impact assessment review commission of the EPA and the review commission concluded that the Project shall proceed to the second phase environmental impact assessment and the 2010 conclusion of environmental assessment will cease to be effective as of the day at which EPA issues its official announcement of the environmental impact assessment report of the Project and serves the review conclusion summary of the second phase environmental impact assessment. Until EPA’s official announcement of the environmental impact assessment report and the review conclusion summary, the developer, i.e. the CTSP shall implement strictly in accordance with the 2010 conclusion of the environmental assessment. Preliminarily based on the principle of protection of reliance under the Administrative law and in light of the relevant approvals issued by the government to us, currently we do not believe that this event will have a material adverse effect on our operations but will continue to monitor if there will be any material adverse effect on our operations as the event develops.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein.  Such consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. Until and including our financial statements for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with ROC GAAP, with reconciliations to U.S. GAAP. Following our adoption of IFRS, we are no longer required to reconcile our consolidated financial statements prepared in accordance with IFRS to U.S. GAAP.

Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no comparative information in respect to the audited consolidated financial statements and no financial information prepared under IFRS for the year ended December 31, 2011 have been included in this annual report. Consequently, no discussion is included for the year 2011.

5.A.Operating Results

Our operating results are affected by a number of factors, principally by general market conditions, operating efficiency and product mix.

General Market Conditions

The display panel industry in general has been characterized by cyclical market conditions. From time to time, the industry has experienced imbalances between excess supply and slowdowns in demand, and in certain periods, resulting in declines in average selling prices. For example, in 2013, average selling price of our large-size panels decreased by 3.2% in the third quarter from the second quarter, and further decreased by 8.0% in the fourth quarter from the third quarter. In 2013, television demand and shipment area were mainly driven by the increase of television average size and the higher-than-expected demand from China. Recently, it is expected that the shipment area and the demand for large-size television is likely to continue to grow mainly driven by the switchover from analog television to digital television by various countries and the opening of certain important sport events such as the World Cup. However, there is still a lack of visibility into future demand and the outlook of display industry remains highly uncertain. We expect average selling prices of panels will fluctuate from time to time due to the change of general market conditions.

Our revenues primarily depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices and volumes. The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. We had a positive gross margin of 8.2% in 2013 as compared to a negative gross margin of 3.5% in 2012, primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

To meet a potential future increase in demand, many display panel manufacturers, including our company, may expand capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the average selling prices of panels in the future. In addition, we expect that, as is typical in the display panel industry, the selling prices for our existing product lines will gradually decrease as the cost of manufacturing display panels declines. However, the impact of such decreases may be offset through the development of new products.

The demand for our solar products also highly depends on the general economic conditions in our target markets. The solar industry has undergone challenging business conditions in the recent years, including downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply, and the decline in demand due to reductions in applicable governmental subsidies.

Nonetheless, since the second half of 2013, markets including the United States, China, Japan and other emerging markets, have gradually begun to lead the growth of the market. Furthermore, as a result of the awaking green awareness, the demand for alternative energy resources and after a series of mergers and acquisitions among the solar companies both vertically and horizontally, the solar industry may keep in a growing trend, but at a steady pace.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2013, we had an annual capacity to produce approximately 25.7 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our audited consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Revenue Recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers, which occurs principally at the time of shipment. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns are estimated based on historical experience, our management’s judgment, and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period the related revenue is recognized. There have been no changes in this policy for the last two years.

The movements of the allowance for sales returns and discounts are as follows:

	2012	2013
	NT$	NT$	US$
	(in thousands)
Balance beginning of year	451,026	458,081	15,356.4
Provision charged to revenue	1,677,914	2,387,916	80,050.8
Utilized	(1,670,859)	(2,250,230)	(75,435.1)
Balance at end of year	458,081	595,767	19,972.1

Allowance for Doubtful Accounts Receivables

We evaluate our outstanding accounts receivables on a monthly basis for collectability purposes. Our evaluation includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is primarily based on our average historical collection experience and current trends in the credit quality of our customers. We also carry accounts receivable insurance for potential defaults. There have been no changes in this policy for the last two years.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts expected to be realized are less than their cost basis or when we determine that inventories cannot be liquidated without price concessions, which may be affected by the number of months inventory items remain unsold and their prevailing market prices. Additionally, our analyses of the amount we expect to ultimately realize are based partially upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last two years.

Inventories write downs to net realizable value, which are amounts charged to cost of sales were NT$4,880.4 million and NT$5,106.5 million (US$171.2 million) for the years ended December 31, 2012 and 2013, respectively. The provision made in 2013 slightly increased mainly due to the inventory write-downs on certain products after taking into consideration of their prevailing market prices.

Recoverability of Long-Lived Assets

Our long-lived assets include property, plant and equipment and intangible assets. We assess the impairment of long-lived assets at the reporting date or whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If any such indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit is estimated. We have two cash-generating units (CGUs) which are the display business unit and the solar business unit for the purpose of impairment test. Recoverable amount is defined as the higher of (a) an asset’s or a CGU’s fair value less costs to dispose (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the asset or CGU. An impairment loss is recognized in profit or loss if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

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

The solar industry experienced significant downturns in recent years. Some indications of impairment existed and we performed the impairment evaluation over the solar CGU in the fourth quarter of 2013 and 2012. The recoverable amount was determined by the value in use, which was based on the future cash flows expected to be derived from the solar CGU. The cash flow projections were determined using management’s internal forecasts for five years and extrapolated with stable or declining growth rates for subsequent years. The sales growth rates and margins used to estimate cash flows were based on past performance and external market growth assumptions.

In 2012, the pre-tax discount rate applied to cash flow projections was 9.74% and cash flows beyond the five-year period were extrapolated using the average sales growth rate of negative 1%, which resulted in the estimated value in use of NT$28,007.4 million being less than its carrying amount. Consequently, we recognized an impairment charge of NT$2,857.6 million related to property, plant and equipment in 2012. Further in 2013, we wrote down our property, plant and equipment by NT$159.5 million (US$5.3 million), as certain equipments were extremely low in utilization.

Investments in Equity-accounted Investees

When we have the ability to exercise significant influence over the operating and financial policies of investees, those investments are accounted for using the equity method. Significant judgment is required to assess whether we have significant influence. Factors that we consider in making such judgment include, among other matters, participation in policymaking processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of non-current assets. Any unallocated difference is treated as investor-level goodwill. Under IFRS, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity-accounted investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long-lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our consolidated statements of comprehensive income.

An investment in equity-accounted investee is considered to be impaired if there is objective evidence of impairment as a result of one or more events that had occurred as of the reporting date indicating that the recoverable amount is below the carrying amount of the investment. Impairment is assessed at the individual security level. The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment. The impairment loss is recorded in profit or loss. If the recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain in profit or loss.

In 2012 and 2013, some of our associates, primarily including Forhouse Corporation, Sipix Technology Inc., Qisda Corporation and Wellypower Optronics Corporation Ltd. experienced declines in market value for a certain length of time or were incurring losses, which were the indications of impairment. By performing impairment evaluations, we recognized impairment losses of NT$1,635.9 million and NT$183.5 million (US$6.2 million) for the years ended December 31, 2012 and 2013, respectively, based on estimated recoverable amounts of NT$3,082.8 million and NT$5,421.4 million (US$181.7 million), respectively. The recoverable amount was determined by the value in use, which were not necessarily the current market values.

Income Taxes Uncertainties and Realization of Deferred Tax Assets

We are subject to the continuous examination of our income tax returns by the tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses and tax investment credits. As of December 31, 2012 and 2013, our unrecognized deferred tax assets were NT$45,305.1 million and NT$42,100.4 million (US$1,411.3 million), respectively.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforwards or reversal periods are reduced.

Legal Contingencies

From time to time, we are involved in disputes that arise in the ordinary course of business, and we do not expect this to change in the future. We are currently involved in certain legal proceedings as discussed in “Item 8. Financial Information—Item 8.A.7. Litigation.”

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the mid-point of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$26,168.1 million and NT$8,678.7 million (US$290.9 million) in the consolidated statements of financial position as of December 31, 2012 and 2013, respectively. However, our actual liability may be materially different from the estimates as of December 31, 2013 and may have a material adverse effect on our operating results, cash flows or financial condition. See notes 20 and 36 to our consolidated financial statements included elsewhere in this annual report.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations based on IFRS, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2012		2013
	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	378,470.9	100.0	416,363.0	13,957.9	100.0
Cost of sales	(391,593.8)	(103.5)	(382,378.9)	(12,818.6)	(91.8)
Gross profit (loss)	(13,122.9)	(3.5)	33,984.1	1,139.3	8.2
Selling and distribution expenses	(6,377.2)	(1.7)	(7,470.0)	(250.4)	(1.8)
General and administrative expenses	(9,203.9)	(2.4)	(9,691.1)	(324.9)	(2.4)
Research and development expenses	(9,904.3)	(2.6)	(8,530.5)	(286.0)	(2.0)

	Year Ended December 31,
	2012		2013
	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Other income	3,191.5	0.8	2,448.5	82.1	0.6
Other gains and losses	(10,665.1)	(2.8)	(1,176.4)	(39.4)	(0.3)
Finance costs	(5,731.2)	(1.5)	(4,782.8)	(160.3)	(1.1)
Share of profit of equity-accounted investees	319.0	0.1	454.2	15.2	0.1
Profit (loss) before income tax	(51,494.1)	(13.6)	5,236.0	175.6	1.3
Income tax expense	1,124.0	0.3	1,359.1	45.6	0.3
Profit (loss) for the year	(52,618.1)	(13.9)	3,876.9	130.0	1.0
Other comprehensive income (loss) for the year, net of taxes	(1,583.8)	(0.4)	2,998.5	100.5	0.7
Total comprehensive income (loss) for the year	(54,201.9)	(14.3)	6,875.4	230.5	1.7

In 2013, we had higher gross and net margins compared to 2012, primarily due to the improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

For the Years Ended December 31, 2013 and 2012

Net Revenue

Net revenue increased 10.0% to NT$416,363.0 million (US$13,957.9 million) in 2013 from NT$378,470.9 million in 2012.

Net revenue of large-size panels increased 4.2% to NT$327,844.1 million (US$10,990.4 million) in 2013 from NT$314,536.0 million in 2012. This increase was primarily due to an increase in the average selling price per panel which resulted from the improvement in our product mix. The average selling price per panel increased by 9.8%, which was NT$2,802.7 (US$94.0) in 2013 and NT$2,553.0 in 2012, respectively. The higher average selling price in 2013 was primarily due to the improvement of our product mix towards larger-sized panels with higher price premium.

Net revenue of small- to medium-size panels increased 40.3% to NT$61,796.9 million (US$2,071.6 million) in 2013 from NT$44,052.3 million in 2012. The increase was primarily due to a substantial increase in the sales volume of small-to medium-size panels used in tablets and an increase in the sales of panels for consumer electronics products, such as smart phones, with more latest technologies and better resolutions which yielded a higher premium.

Cost of sales

Cost of sales consist primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 2.4% to NT$382,378.9 million (US$12,818.6 million) in 2013 from NT$391,593.8 million in 2012. As a percentage of net revenue, cost of sales decreased from 103.5% in 2012 to 91.8% in 2013. This decrease was primarily due to our enhanced cost control, higher capacity utilization rate and lower depreciation expenses.

Gross Profit (Loss)

Gross profit was NT$33,984.1 million (US$1,139.3 million) in 2013 compared to a gross loss of NT$13,122.9 million in 2012. Gross margin, which is gross profit (loss) divided by net revenue, mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. We had a positive gross margin of 8.2% in 2013, compared to a negative gross margin of 3.5% in 2012. The improvement was primarily due to the improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Selling and Distribution Expenses

Selling and distribution expenses increased 17.1% to NT$7,470.0 million (US$250.4 million) in 2013 from NT$6,377.2 million in 2012. As a percentage of net revenue, selling and distribution expenses slightly increased to 1.8% in 2013 from 1.7% in 2012. The higher expenses in 2013 were primarily due to an increase in overall expenditures related to our marketing activities corresponding with the increased sales in 2013.

General and Administrative Expenses

General and administrative expenses increased 5.3% to NT$9,691.1 million (US$324.9 million) in 2013 from NT$9,203.9 million in 2012. As a percentage of net revenue, general and administrative expenses remained flat of 2.4% in both 2013 and 2012. The increase in 2013 was primarily due to an increase in local tax and government fees and repair and maintenance expenses. Such increases were partially offset by a decrease in professional service expense.

Research and Development Expenses

Research and development expenses decreased 13.9% to NT$8,530.5 million (US$286.0 million) in 2013 from NT$9,904.3 million in 2012. As a percentage of net revenue, research and development expenses decreased to 2.0% in 2013 from 2.6% in 2012. The decrease in 2013 was primarily because certain of our products and technology had been mass produced or had been ready for mass production.

Other Gains and Losses

Other gains and losses include primarily gains or losses on disposal of financial assets and non-financial assets, impairment loss on financial assets and non-financial assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, and provisions related to legal proceedings or claims and others. Total net other losses decreased 89.0% to NT$1,176.4 million (US$39.4 million) in 2013 from NT$10,665.1 million in 2012. The decrease was primarily attributable to a decrease of NT$4,196.4 million (US$140.7 million) in asset impairment losses and lower provisions related to legal proceedings or claims in the amount of NT$3,458.8 million (US$116.0 million) in 2013 as compared to NT$6,655.2 million in 2012, and an increase of NT$1,199.5 million (US$40.2 million) in disposal gain of investments.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans, other loans and convertible bonds. Finance costs decreased 16.5% to NT$4,782.8 million (US$160.3 million) in 2013 from NT$5,731.2 million in 2012, primarily due to a decrease in our long-term bank borrowings.

Income Tax Expense

Income tax expense increased 20.9% to NT$1,359.1 million (US$45.6 million) in 2013 from NT$1,124.0 million in 2012, primarily due to a profit before income tax of NT$5,236.0 million (US$175.6 million) in 2013 compared to a loss before income tax of NT$51,494.1 million in 2012, which led to an increase in current tax expense in 2013 resulting from a surtax on undistributed retained earnings. As a result, our effective tax rate was 26.0% in 2013 compared to a negative effective tax rate of 2.2% in 2012. In 2012, the effective tax rate differs from the statutory rate primarily due to the effect of different subsidiaries income tax rates and unrecognized loss carryforwards. In 2013, the effective tax rate differs from the statutory rate primarily due to the surtax on undistributed retained earnings.

Net Profit (Loss) for the Year

As a result of the foregoing, we had a net profit of NT$3,876.9 million (US$130.0 million) in 2013 or earnings per basic share of NT$0.41 (US$0.01) and earnings per diluted share of NT$0.40 (US$0.01) in 2013 as compared to a net loss of NT$52,618.1 million or loss per basic and diluted share of NT$5.81 in 2012.

Segment Information

General

We have two operating segments: display business and solar business. Our management monitors and evaluates the performance of both operating segments based on the information of their revenue and segment profit (loss). Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses. Segment profit (loss) excludes long-lived asset impairments, gains and losses on disposal of assets, litigation provisions for display business, foreign currency exchange gains or losses, finance costs, income taxes, equity earnings and losses from affiliates and other miscellaneous income and expenses. The following table sets forth our segments results for the years indicated.

	For the Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in millions)
Net revenue
Display business	367,120.3	398,836.2	13,370.3
Solar business	11,350.6	17,526.8	587.6
Total	378,470.9	416,363.0	13,957.9
Segment profit (loss)
Display business	(30,330.8)	12,017.9	402.9
Solar business	(8,277.5)	(3,725.4)	(124.9)
Total	(38,608.3)	8,292.5	278.0

Display business

Net revenue from our display business segment increased 8.6% to NT$398,836.2 million (US$13,370.3 million) in 2013 from NT$367,120.3 million in 2012, primarily due to an increase in the average selling price per panel resulting from the improvement of our product mix. For information of the changes in sales by product category for our display business segment, see “Item 4. Information on the Company—4.B. Business Overview.”

The aggregate of selling, administrative and research and development expenses in our display business segment increased 1.9% to NT$24,301.5 million (US$814.7 million) in 2013 from NT$23,848.3 million in 2012, primarily due to an increase in selling and distribution expenses, partially offset by a decrease in research and development expenses. The increase in selling and distribution expenses was primarily due to an increase in overall expenditures related to our display business’ marketing activities as a result of increased sales of display business in 2013. The decrease in research and development expenses was primarily because certain of our products and technology had been mass produced or had been ready for mass production.

Our segment profit was NT$12,017.9 million (US$402.9 million) in 2013 compared to a segment loss of NT$30,330.8 million in 2012. The increase in segment profit in 2013 was primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Solar business

Net revenue from our solar business segment increased 54.4% to NT$17,526.8 million (US$587.6 million) in 2013 from NT$11,350.6 million in 2012. The increase in solar segment revenue was primarily due to an increase in market demand resulting from the gradual recovery in the solar industry, which led to an increase in the shipment of our solar modules and solar wafers with the feature of high-conversion-efficiency.

Segment loss decreased to NT$3,725.4 million (US$124.9 million) in 2013 from NT$8,277.5 million in 2012. The decrease of the segment loss in 2013 was primarily due to our enhanced cost control and the stabilized market prices corresponding to the increase in market demand.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2013. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

In the past, we had been granted exemptions from income taxes in Taiwan for construction and capacity expansions of production facilities according to the ROC Statute for Upgrading Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion. The aggregate tax saving of such exemption were both nil in 2012 and 2013, respectively.

In addition, we have enjoyed other tax incentives generally available to technology companies in the ROC, including tax credits at 30% for the research and development expenses and employee training expenses, and tax credits at 7% for the investment in automation equipment and technology and certain qualifying investments.

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

The statutory income tax rates applicable to AUO and its subsidiaries located in the ROC are both 17% in 2012 and 2013.

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

Under the IBTA Statute amended in August 2012, effective on January 1, 2013, when calculating the amount of exempt capital gain from security transactions, for the capital gain generated from the securities held by the enterprise for three years or longer, only 50% of such capital gain (after deducted therefrom the capital losses incurred from the securities held by the enterprise for three years or longer), if any, should be included in the amount of exempt capital gain. However, if there is a net loss after the deduction, such loss, after the assessment of the tax authorities, can be carried forward to the next five years to offset against the exempt capital gain of that year. In addition, the standard allowance for calculating the IBTA was reduced from NT$2.0 million to NT$0.5 million, while the basic tax rate was increased from 10% to 12%. Nonetheless, the IBTA Statute does not have a significant impact on our financial statements.

In 1997, the ROC Income Tax Law was amended to integrate the corporate income tax and shareholder dividend tax. Under such amendment, after-tax earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year will be subject to a 10% retained earnings tax. According to the amendment to the ROC Income Tax Law, which came into effect on June 1, 2006, commencing from 2005, the undistributed retained earnings should be calculated in accordance with our earnings as determined under ROC GAAP and as reported in our audited consolidated financial statements rather than our tax returns submitted to the ROC taxation authority. See “Item 10. Additional Information—Item 10.E. —Taxation—ROC Tax Considerations—Retained Earnings Tax.”

5.B.Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to upgrade our technology and expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our growth plans including technology advancements, new capacity and advanced technology fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the average selling prices of our products caused by oversupply in the market. The average selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, including technology advancement, capacity expansion, working capital, matured debt repayment and any accelerated debt obligations arising from past or future defaults that are not waived by the relevant creditors, we may need to rely on a combination of additional borrowings, equity or debt securities offerings or other forms of capital financing. Our subsidiaries must follow local regulations in order to transfer funds to us. However, such regulations have not and are not expected to have an impact on our ability to meet our cash obligations. Other than as described below in “Item 5. Operating and Financial Review and Prospects—Item 5.E—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2013, we had net current liabilities of NT$11,734.5 million (US$393.4 million) as our current liabilities of NT$181,338.6 million (US$6,079.1 million) exceeded our current assets of NT$169,604.1 million (US$5,685.7 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2013, we had cash and cash equivalents of NT$76,312.3 million (US$2,558.2 million). As of December 31, 2013, we had total short-term credit lines of NT$27,728.3 million (US$929.5 million), of which we had borrowed NT$3,457.2 million (US$115.9 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes. These bonds yielded interest at rates ranging from, 0.38% to 0.70% in 2012 and 0.33% to 0.62% in 2013, respectively. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2012 and 2013, we held government bonds with reverse repurchase agreements in amounts of NT$5,308.2 million and NT$7,869.2 million (US$263.8 million), respectively.

As of December 31, 2013, we had outstanding long-term borrowings of approximately NT$161,998.0 million (US$5,430.7 million). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2013 ranged between 1.40% and 6.77% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see note 19 to our consolidated financial statements for further information.

•
In September 2006, we entered into a NT$55.0 billion seven-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our second 7.5-generation fab. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2013, NT$10.7 billion (US$0.4 billion) was outstanding under this credit facility.

•
In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2013, NT$38.8 billion (US$1.3 billion) was outstanding under this credit facility.

•
In July 2009, we entered into a NT$27.0 billion five-year syndicated credit facility, for which Mega International Commercial Bank acted as the agent bank, for the purpose of funding medium- and long- term working capital. The agreement for this facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2013, NT$11.2 billion (US$0.4 billion) was outstanding under this credit facility. We fully repaid this credit facility in January 2014.

•
In September 2010, our subsidiary, AFPD Pte., Ltd. entered into a US$360 million five-year syndicated credit facility, for which the Credit Agricole Corporate and Investment Bank, Singapore Branch (“CACIB”) acted as the agent bank, for the purpose of repaying AFPD’s loan from Toshiba and funding working capital needs or capital expenditures. The agreement for this facility is guaranteed by us. As of December 31, 2013, US$288.0 million was outstanding under this credit facility.

•
In October 2010, we issued US$800 million aggregate principal amount of zero coupon convertible bonds due 2015. We used the net proceeds to fund overseas equipment purchases. In 2011 and 2013, we purchased from the market US$100 million and US$105 million of the outstanding bonds at a cost of US$78.7 million and US$105.5 million, respectively. Please refer to note 18 to our consolidated financial statements for more detailed information. As of December 31, 2013, the principal amount of the outstanding convertible bonds was US$595 million. In addition, in the first two months of 2014, we have purchased from the market an aggregate principal amount of US$20 million of the outstanding bonds at a cost of US$20.9 million. As of February 28, 2014, the outstanding principal amount of the outstanding convertible bonds was US$575 million.

•
In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery. As of December 31, 2013, NT$44.9 billion (US$1.5 billion) was outstanding under this credit facility.

•
In April 2011, M. Setek entered into a JPY55.0 billion five-year syndicated credit facility, for which Mizuho Bank, Ltd. acted as the agent bank, for the purpose of refinancing its syndicated loan with Mizuho Bank dated December 2009 and for funding general working capital. We have guaranteed payment and performance by M. Setek under this credit facility. Under our guaranty we are required to maintain certain financial ratios. As of December 31, 2013, JPY55.0 billion (US$0.5 billion) was outstanding under this credit facility.

•
In October 2011, our subsidiary AUO Crystal Corp. entered into a NT$8.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of funding the construction and the procurement of machinery and equipment for the solar and sapphire wafer factory. The agreement for this syndicate facility contains covenants that requires AUO Crystal Corp. to maintain certain financial ratios. Following a request by us in June 2013 to reduce the amount of this credit facility, the syndicated banks cancelled NT$1.1 billion under the five-year syndicated credit facility effective June 25, 2013. As of December 31, 2013, NT$4.8 billion (US$0.2 billion) was outstanding under this credit facility.

•
In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2013, NT$17.3 billion (US$0.6 billion) was outstanding under this credit facility.

•
In October 2013, we entered into a NT$26.9 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our land, building, equipment and machinery. NT$8.8 billion (US$0.3 billion) was utilized under this credit facility in January 2014. As of January 31, 2014, NT$8.8 billion (US$0.3 billion) was outstanding under this facility.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including land, building, machinery and equipment was NT$160.6 million (US$5.4 million) as of December 31, 2013.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. In 2012, we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for certain syndicated and bilateral credit facilities and we have obtained waivers from such noncompliance from the relevant banks for each of these credit facilities. In 2013, our subsidiary AUO Crystal Corp. failed to comply with the financial covenants with respect to current ratio, leverage ratio and tangible net worth in the agreement for a syndicated credit facility, for which First Bank acted as the agent bank. In addition, our subsidiary M.Setek failed to comply with the financial covenant with respect to tangible net worth in the agreement for a syndicated credit facility, for which Mizuho Bank, Ltd. acted as the agent bank. As of the date of this annual report, the aggregated outstanding amount of these two syndicated credit facilities is equivalent to NT$20.5 billion (US$0.7 billion). We have submitted waiver applications to the syndicate banks for such breaches of financial covenants and have not yet obtained the waivers. Pursuant to the terms of these agreements, a breach of financial covenants is not deemed to constitute an event of default so long as such syndicate banks representing the majority of the outstanding loan amount (the “majority syndicate banks”) have not yet made a decision on the waiver applications. As of the date of this annual report, such waiver applications are still being reviewed by the syndicate banks. Although we believe that we are likely to obtain the waivers, there can be no assurance of the outcome of the waiver applications. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business-We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.”

On May 13, 2013, we consummated an underwritten SEC registered follow-on offering of our ADSs representing 797,199,580 common shares (including ADSs sold under an over-allotment option). The net proceeds of the offering were approximately US$347.1 million.

Cash Flows

Net cash provided by operating activities were NT$35,747.9 million in 2012 and NT$49,642.4 million (US$1,664.2 million) in 2013. The increase in net cash provided by operating activities in 2013 compared to 2012 was primarily due to the increased cash collections from ordinary business as a result of our increased sales in 2013 compared to 2012. Cash outflows in 2013 increased primarily due to an increase in cash paid for ordinary business in correspondence with our increased sales, and an increase in payments relating to our legal proceedings and claims pursuant to the payment schedule.

Net cash used in investing activities were NT$43,181.7 million in 2012 and NT$23,223.8 million (US$778.5 million) in 2013. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$43,332.6 million in 2012 and NT$25,457.8 million (US$853.4 million) in 2013. These capital expenditures were primarily funded with net cash by operating activities and financing activities, primarily from long-term bank borrowings.

Net cash used in financing activities was NT$5,940.4 million in 2012, reflecting primarily the repayment of long-term debts for NT$50,716.6 million, partially offset by the proceeds from long-term borrowings for NT$46,323.7 million. Net cash used in financing activities was NT$26,785.4 million (US$897.9 million) in 2013, reflecting primarily in the repayment of long-term and short-term borrowings for NT$53,541.1 million (US$1,794.9 million), partially offset by the net proceeds from long-term borrowings and issuance of common stock for NT$29,910.2 million (US$1,002.7 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past two years, substantially all of capital expenditures were invested in facilities located in Taiwan, the PRC, Singapore, Japan and Europe.

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2012 and 2013, prepayments for purchases of equipment were NT$14,942.1 million and NT$9,494.8 million (US$318.3 million), respectively.

Our capital expenditures paid for in 2013 were around NT$25.5 billion (US$0.9 billion), primarily for the technological upgrade and the enhancement of our capacity value. Our capital expenditures in 2014 are expected to be around NT$30.0 billion, which, depending on cash flow from operations, the progress of our planned growth, and market conditions, may be adjusted later. Part of the capital expenditures are anticipated to be used on our 6-generation fab in Kunshan, China, depending on market condition as well as the availability of financing in China. The remaining of our capital expenditures will still focus on technological upgrades and enhancement of capacity value.

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

5.C.Research and Development

We incurred research and development costs of NT$9,904.3 million and NT$8,530.5 million (US$286.0 million) in 2012 and 2013, respectively, which represented 2.6% and 2.0%, respectively, of our net revenue.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. To support our fabs, we maintain a centralized research and development team that works to improve our manufacturing processes and production yield, which includes focuses on computer integrated manufacturing and key component vendors. In addition, we have several research and development teams to explore new design platforms for next-generation displays, such as UHD 4K, curved display, OLED and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2013, we employed approximately 2,472 research and development engineers.

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

In 2011, following some innovative technologies developed in 2010, we extended these technologies to a wide variety of applications in different fields. We demonstrated a 65-inch see-through LCD panel, which characterized by a FHD resolution and as high as 15% panel transmittances, is used for the front side of vending machines. We also exhibited a prototyped 32-inch TV equipped with Oxide TFT-driven OLED panel, which performs a high response speed of 0.01 ms and a thickness of only 3 mm. In addition, we apply our unique technology in flexible substrate to OLED and E-paper applications. A 4-inch flexible OLED, featuring by low-temperature process of amorphous Oxide TFT as driving elements, was realized through a thickness of only 0.3 mm plastic substrate. We also showcased a device, called “un-plugged flexible E-paper,” which is made by attaching a flexible thin-film photovoltaic (PV) to the back of flexible electronic paper (e-paper). The flexible e-paper, whose power consumption is small, can be driven when it is exposed to direct sunlight and does not need a rechargeable battery. In touch applications, we developed a 27-inch product by using OGS (One glass solution) technology, which allows ten-touch points at the same time. In addition, a 65-inch product with optical-pen touch function was also developed by using technology of photo sensor in TFT array. For notebook (NB) application, we developed products with personalized privacy protection display and OGS touch function, which reduce panel weight up to 33%. For application on public information display (PID), we demonstrated a 138-inch TV wall by using a 46-inch TV panel with ultra-slim bezel, which shortening the display gap to as low as 5 mm. Besides slim TV, we also developed an ultra-high resolution (330 dpi) of mobile display (4.46 inch) with only 1 mm bezel by using amorphous TFT driving.

In 2012, we announced and exhibited a series of new developments of advanced display technologies. For example, we revealed our 65-inch UHD 4K Oxide TFT TV panel utilizing the Oxide TFT technology, which increased the electron mobility to realize an ultra-high resolution of 4K (3,840x2,160), four times the resolution of full HD (1,080x1,920 pixel). We employed GOA technology in our 50-inch full HD Super Narrow Bezel fully integrated module (“FIM”), which allowed panel bezel to be designed to its narrowest that is mere 3.5mm; and developed a 55-inch UHD 4K TV panel which increased color saturation to as high as NTSC 96%. In addition, we had demonstrated a switchable mirror display technologies with UHD 4K content and integrated touch function, which can be utilized as an innovated component in clothing stores and boutiques for customers to browse the latest merchandize information. There was a showcase of our new-generation 65-inch Hybrid Transparent Display for smart vending machines, which have effectively integrated touch functions and multi-media contents allowing panel saturation and transparency to be adjusted based on customized demands. Lastly, we presented a mere 1.1mm border-width on 4.46-inch cell phone and touch panel integration technology, which allowed the screen to appear in its largest at the display area on the display applications while still maintaining a high resolution of HD720 (1,280 x 720 pixel).

In 2013, we announced and exhibited a series of new developments of advanced display technologies, including but not limited to:

•
Showcased the 56-inch UHD 4K OLED TV Panel, which is among the world’s first and largest OLED TV panels in terms of size, and to have achieved 4K resolution. Having successfully strengthened our 4K Ultra HD technology;

•
Revealed our 65-inch Full HD OLED panel technology, which adopted advanced metal oxide TFT backplane and the Generation 6 full-size Fine Metal Mask OLED evaporation technology and embedded with our proprietary pixel compensation driving technology, allowing the OLED panel to provide high contrast, high brightness, free viewing angle while lowering power consumption;

•	Showcased of our 65 and 55-inch UHD 4K WCG TV Panels which allows resolution of 4K with 120Hz frame rate and 55-inch Super Slim Dual Side Display on its debut;

•	Showcased of our 6.5-inch Full HD OGS Touch Panel for smartphone, and Embedded Touch Panel (“eTP”) offering standardized integrated touch solutions for touch-enabled notebook PCs;

•	Presented 5 to 6.5-inch large-sized smartphone display with HD720 and Full HD ultra-high resolution;

•	Presented 5-inch Full HD AMOLED smartphone display with resolutions as high as 443 ppi (pixel per inch);

•	Demonstrated 4.3-inch Flexible AMOLED technology, which adopts plastic substrate and thin film encapsulation to devise flexible and ultra slim AMOLED panel with thickness of only 0.2mm; and

•
Continuous research and development of AMOLED, Oxide TFT, WCG, eTP and AHVA technologies to proactively meet the customer demands for ultra-high resolution, ultra-wide viewing angle and super-narrow border display technologies.

5.D.Trend Information

For trend information, see “Item 4. Information on the Company – 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2013, we had off-balance sheet outstanding letters of credit of US$15.7 million and JPY822.3 million.

5.F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2013, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations:
Convertible bonds payable(1)	20,608.8	—	20,608.8	—	—
Long-term borrowings(1)	167,114.9	65,261.1	90,953.6	10,791.4	108.8
Subtotal	187,723.7	65,261.1	111,562.4	10,791.4	108.8
Operating lease obligations(2)	7,776.1	930.8	1,476.6	1,264.9	4,103.8
Purchase obligations(3)	13,698.8	13,698.8	—	—	—
Other obligations(4)	9,399.5	4,587.1	4,316.9	495.5	—
Total	218,598.1	84,477.8	117,355.9	12,551.8	4,212.6

(1)	Includes estimated relevant interest payments in any given period in the future. See notes 18 and 19 to our consolidated financial statements for further information regarding interest rates.
(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.
(3)
Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs. We have placed orders primarily related to the technological upgrade and the enhancement of value of capacity.

(4)
Includes the U.S. DOJ case, certain settlement agreements regarding certain antitrust civil actions and certain alleged patent infringements with definitive payment terms as of December 31, 2013. The payment schedule of the U.S. DOJ case is subject to the outcome of the appeal. See “Item 8. Financial Information—Item 8.A.7─Litigation” for further information relating to certain antitrust civil actions.” and “Item 3.D. ─Risk Factors─Risks Relating to Our Financial Condition, Business and Industry─ We are involved in a number of legal proceedings concerning matters arising from our business and operations, and as a result we may face significant liabilities. If we or our employees are found to have violated any applicable law, including antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.”

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$22.8 million to our pension fund maintained with the Bank of Taiwan in 2014.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors is composed of nine directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to the ROC Company Law, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, one is the representative of Qisda.

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Tain-Jy Chen and Chin-Bing (Philip) Peng.

Directors

The following table sets forth information regarding all of our directors as of February 28, 2014. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years On Our Board	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	62	Chairman	2016	18	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corporation
Shuang-Lang (Paul) Peng	55	Director and President	2016	4	• N/A
Cheng-Yih Lin	62	Director	2016	2	• Chairman, Daxin Materials Corporation
Ronald Jen-Chuan Chwang(1)	66	Director	2016	6	• Chairman, iD Ventures America, Inc. • Director, CoAdna Holding, Inc.
Vivien Huey-Juan Hsieh	61	Independent Director	2016	10	• Supervisor, Chief Telecom Inc.
Mei-Yueh Ho	63	Independent Director	2016	4
•      Independent Director and member of Compensation Committee, Bank of Kaohsiung, Ltd.
•      Independent Director and member of Compensation Committee, Taiwan Pelican Express Co., Ltd.
•      Independent Director and member of Compensation Committee, KINPO Electronics Inc.

Ding-Yuan Yang	66	Independent Director	2016	4	• Chairman, UniSVR Global Information Technology Corp. • Member of Compensation Committee, Opnet Technologies Co., Ltd.
Tain-Jy Chen	61	Independent Director	2016	1
•      Professor, National Taiwan University
•      Independent Director and member of Compensation Committee, TECO Electric & Machinery Co., Ltd.
•      Independent Director and member of Compensation Committee, Chunghwa Telecom Co., Ltd.

Chin-Bing (Philip) Peng	61	Independent Director	2016	1	• Director and President, iD SoftCapital • Director, ACER Incorporated. • Director, Wistron NeWeb Corporation • Director, AOPEN Inc. • Director, Wistron Information Technology & Services Corp.

(1)	Representing Qisda.

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

Vivien Huey-Juan Hsieh. Dr. Hsieh has been our director since April 2004. Dr. Hsieh is also a supervisor of Chief Telecom Inc. Dr. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas in the United States.

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

Tain-Jy Chen. Dr. Chen has been a director of our company since 2013. Dr. Chen is a professor at the Department of Economics at National Taiwan University. Dr. Chen received his bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1975 and his Ph.D. degree in Economics from Pennsylvania State University in the United States in 1983.

Chin-Bing (Philip) Peng. Mr. Peng has been a director of our company since 2013. Mr. Peng is also Director and President of iD SoftCapital Inc. Mr. Peng served as Senior Vice President and Chief Financial Officer of ACER Incorporated. Mr. Peng received his Master’s degree in Business Administration from National ChengChi University in 1980.

Senior Management

The following table sets forth information regarding all of our senior management as of February 28, 2014.

Name	Age	Position	Years With Us
Shuang-Lang (Paul) Peng	55	President	18
Andy Yang	45	Chief Financial Officer	12
F.C. Hsiang	55	Executive Vice President and General Manager of the Mobile Solution Business Group	12
Kuo-Hsin (Michael) Tsai	50	Senior Vice President and General Manager of the Video Solution Business Group	16
Chien-Pin (James) Chen	43	Vice President and General Manager of the Solar Business Group	14

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

Mr. Kuo-Hsin (Michael) Tsai. Mr. Tsai has been our Senior Vice President and the General Manager of our Video Solutions Business Group since 2013. Prior to his current position, Mr. Tsai was the Associate Vice President of our Procurement Division during 2005 to 2008, Senior Associate Vice President of our IT Display Manufacturing team from 2007 to 2008, the head of our Information Technology Business Group from 2008 to 2011 and Vice President and the General Manager of Video Solutions Business Group from 2011 to 2012. Prior to joining AUO, Mr. Tsai worked in various divisions at Acer Display, including Material Management and Procurement, and was also the Director of Suzhou module plant of Acer Display from 2002 to 2005. Mr. Tsai holds a Bachelor’s degree in Business Management from National Cheng Kung University and an Executive MBA degree from National Chiao Tung University in Taiwan in 2010.

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

6.B.Compensation

According to our articles of incorporation, we may distribute up to 1% of our annual distributable earnings in cash to our directors as compensation. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association —Dividends and Distributions.” The aggregate compensation paid or payable to the directors, independent directors, presidents and vice-presidents for their services rendered in 2013 was approximately NT$143.7 million (US$4.8 million) on a stand-alone basis.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. Our pension cost for the year ended December 31, 2013 was NT$881.4 million (US$29.5 million). See note 22 to our consolidated financial statements.

Our company, AU Optronics Corp., currently does not have any effective stock option plans.

6.C.Board Practices

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Tain-Jy Chen and Chin-Bing (Philip) Peng. Vivien Huey-Juan Hsieh is financially literate and has accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Our Board of Directors has adopted an Audit Committee Charter for the Audit Committee.

Compensation Committee

Our board of directors established a compensation committee in August 2011. The compensation committee’s duties and powers include, but are not limited to matters relating to the compensation of the members of our board of directors and senior management. The members of the compensation committee are appointed by the board of directors. They currently are Ding-Yuan Yang, Vivien Huey-Juan Hsieh and Chin-Bing (Philip) Peng. The compensation committee must meet at least twice each year and may meet as often as it deems necessary to carry out its responsibilities. Our Board of Directors has adopted a Compensation Committee Charter for the Compensation Committee.

6.D.Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2012 and 2013.

	As of December 31,
Function	2012	2013
Production	48,822	49,851
Technical(1)	8,987	8,707
Sales and marketing	971	992
Management and administration	3,777	3,949
Total	62,557	63,499

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2012 and 2013. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information of our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2012	2013
ROC	22,936	23,835
PRC	37,730	37,347
Others	1,891	2,317
Total	62,557	63,499

Employee salaries are reviewed and adjusted annually. Salaries are reviewed primarily based upon market survey, inflation, individual performance, company profit and its affordable capability. In order to motivate and encourage employee, incentive bonus of performance bonus and profit sharing are created and granted to employees according to company’s performance.

Our employees in Taiwan participate in our distributions under our article of incorporation. Employee in Taiwan are entitled to receive stock bonus, cash or a combination of stock bonus and cash, based upon a percentage of our annual distributed earnings. Prior to January 1, 2008, the amount allocated in shares is subject to the resolution of shareholders’ meeting and determined by valuing the shares at their par value, or NT$10.00 per share. Effective on January 1, 2008, the amount allocated in shares is determined by valuing the shares at the closing price on the last trading day before the shareholder’s meeting. In addition, ROC law generally requires that our employees in Taiwan be given preemptive right to subscribe for between 10% and 15% of any of our share offerings.

The distribution rule of profit sharing to our employee is based upon his/her position, individual performance, job grade and service seniority of that year.

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

6.E.Share Ownership

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and executive officers as of February 28, 2014. Share ownership information will include the common shares held by the legal entities represented by our directors and executive officers.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Kuen-Yao (K.Y.) Lee, Chairman	11,963,918	(1)	*
Shuang-Lang (Paul) Peng, Director, President	2,875,439	(2)	*
Cheng-Yih Lin, Director	1,770,785		*
Ronald Jen-Chuan Chwang, Director**	663,723,570	(3)	6.9%
Vivien Huey-Juan Hsieh, Independent Director	—		—
Mei-Yuen Ho, Independent Director	—		—
Ding-Yuan Yang, Independent Director	—		—
Tain-Jy Chen, Independent Director	—		—
Chin-Bing (Philip) Peng, Independent Director	96,670		*
Andy Yang, Chief Financial Officer	427,259		*
F.C. Hsiang, Executive Vice President and General Manager of the Mobile Solution Business Group	4,641,733	(4)	*
Kuo-Hsin (Michael) Tsai, Senior Vice President and General Manager of the Video Solution Business Group	1,842,516	(5)	*
Chien-Pin (James) Chen, Vice President and General Manager of the Solar Business Group	255,759		*

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.
**	Representative of Qisda.
(1)	Including 10,512,153 shares directly held and 1,451,765 shares beneficially owned through spouse and minor children.
(2)	Including 2,463,660 shares directly held and 411,779 shares beneficially owned by spouse and minor children.
(3)
Including 124,950 shares directly held and 663,598,620 shares beneficially owned as a representative of Qisda. 595,258,840 shares beneficially owned shares were pledged and 263,459,530 pledged shares have no voting rights under ROC Company Act.

(4)	Including 1,484,330 shares directly held and 3,157,403 shares beneficially owned through spouse and minor children.
(5)	Including 1,744,917 shares directly held and 97,599 shares beneficially owned through spouse and minor children.

As of February 28, 2014, none of our directors or executive officers held any employee stock options from our company, AU Optronics Corp. None of our directors or executive officers has voting rights different from those of other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

Qisda Corporation (“Qisda”) is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific succeeded the name of BenQ Corporation. As of February 28, 2014, Qisda beneficially owned 6.9% of our outstanding shares. As of February 28, 2014, one of our nine directors is a representative of Qisda.

Quanta Computer Inc. is one of our major shareholders. As of February 28, 2014, Quanta Computer beneficially owned 4.6% of our outstanding shares.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2014 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620*	6.9%	6.9%
Quanta Computer Inc. 211, Wen Hwa 2nd Road, Kuei Shan, Taoyuan 33377, Taiwan, ROC	443,930,307**	4.6%	4.6%
All directors as a group(1)	680,430,382	7.1%	7.1%

*
According to the Schedule 13G filed with the SEC on January 31, 2014, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.9% of the outstanding Shares, as of December 31, 2013. Of the 663,598,620 common shares directly owned by Qisda, 400,139,090 shares have sole voting power and 263,459,530 shares have no voting rights pursuant to ROC Company Act. All 663,598,620 common shares directly owned by Qisda have sole dispositive power. We do not have further information with respect to any changes in Qisda’s beneficial ownership of our shares subsequent to December 31, 2013.

**
According to the Schedule 13G filed with the SEC on February 10, 2014, Quanta Computer Inc. directly owned 443,930,307 of our common shares, representing approximately 4.6% of the outstanding Shares, as of December 31, 2013. We do not have further information with respect to any changes in Quanta Computer Inc.’s beneficial ownership of our shares subsequent to December 31, 2013.

(1)
Calculated as the sum of: (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in personal capacity. This information is as of February 28, 2014.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of February 28, 2014, approximately 9,624.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 28, 2014, approximately 62.4 million shares in the form of ADSs were held of record by Cede & Co. and 23 other registered shareholders domiciled in and outside of the United States.

7.B.Related Party Transactions

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for such person to provide services not within such person’s capacity as a director or executive officer of the company.

We have, from time to time, purchased raw materials and components and sold our products to our affiliated companies. We believe that these transactions with related parties have been conducted on arms’-length terms.

The following table set forth a summary of our material transactions with related parties in 2013. Please also see note 34 to our consolidated financial statements for further information.

	Net Sales			Accounts Receivables
	For the Year Ended December 31,			As of December 31,
	2012	2013		2012	2013
	(NT$ in millions)		(US$ in millions)	(NT$ in millions)		(US$ in millions)
Associates	33,927.3	28,397.7	952.0	5,805.5	2,591.0	86.9
Joint Ventures	4,162.4	4,116.5	138.0	385.6	441.9	14.8
	38,089.7	32,514.2	1,090.0	6,191.1	3,032.9	101.7

	Net Purchases			Accounts Payables
	For the Year Ended December 31,			As of December 31,
	2012	2013		2012	2013
	(NT$ in millions)		(US$ in millions)	(NT$ in millions)		(US$ in millions)
Associates	54,358.3	53,673.9	1,799.3	15,725.4	14,861.1	498.2
Joint Ventures	531.3	730.1	24.5	89.5	91.5	3.1
	54,889.6	54,404.0	1,823.8	15,814.9	14,952.6	501.3

Our major related party transactions were carried with the following companies for 2013:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2013. We sold panels for monitors, mobile PCs and television sets to BenQ.

•	Changhong (Hongkong) Trading Ltd. (“Changhong Trading”)

Changhong Trading is a substantive related party of BVCH Optronics (Sichuan) Corp before June 8, 2013. We sold television display panels to Changhong Trading.

•	TCL King Electrical Appliance (Huizhou) Co., Ltd. (“TCL Huizhou”)

TCL Huizhou is a joint investor of Huizhou Bri-King Optronics Co., Ltd. We sold television display panels to TCL Huizhou.

•	AUO SunPower Sdn. Bhd. (“AUSP”)

AUSP is a joint venture by Sunpower Corporation and AU Optronics Corporation. As of December 31, 2013, we indirectly own 50% of AUSP. We sold solar cells to AUSP.

•	Sichuan Changhong Opto-electrical Co., Ltd. (“Changhong Opto-electrical”)

Changhong Opto-electrical is a substantive related party of BVCH Optronics (Sichuan) Corp before June 8, 2013. We sold television display panels to Changhong Opto-electrical.

•	Forhouse Corporation (“Forhouse”)

We indirectly owned 27.31% of Forhouse as of December 31, 2013. We purchased backlight units from Forhouse.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2013. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 9.54% of Qisda as of December 31, 2013. We purchased backlight units from Qisda.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 15.11% of Raydium as of December 31, 2013. We purchased driver-integrated circuits from Raydium.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

8.A.1.  See Item 18 for our audited consolidated financial statements and pages F-1 through F-112.

8.A.2.  See Item 18 for our audited consolidated financial statements, which cover the last two financial years.

8.A.3.  See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4.  Not applicable.

8.A.5.  Not applicable.

8.A.6.  See “Item 4. Information on the Company— Item 4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7.  Litigation

Alleged Patent Infringements

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against us and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. We have retained legal counsel to handle the related matters. Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In April 2012, the court invalidated Anvik’s patents. However, Anvik has filed an appeal in July 2012. The U.S. Court of Appeals for the Federal Circuit has reversed and remanded the case to the district court in March 2013. All defendants have reached a settlement agreement with Anvik. Anvik dismissed all pending legal actions that have been filed against us.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware (“Delaware Court”) against us and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The court granted summary judgment in our favor in December 2011. Apeldyn has filed an appeal in September 2012. In July 2013, the U.S. Court of Appeals for the Federal Circuit ruled against Apeldyn and held that there was no infringement. Apeldyn has not filed a certiorari petition to the U.S. Supreme Court.

In October 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against us, our U.S. subsidiary, our customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. The ITC Judge’s preliminary determination made in January 2012 found that we did not infringe on Thomson’s patents. In June 2012, ITC affirmed the Administrative Law Judge’s initial determination of no violation of Section 337 ruled in our favor. Thomson has lodged an appeal in July 2012. In June 2013, the United States Court of Appeals for the Federal Circuit affirmed the final determination of the ITC. No further appeals have been filed.

In April 2011, Eidos Display, LLC and Eidos III, LLC (together “Eidos”) filed a lawsuit in the Eastern Texas Court against us, our U.S. subsidiary and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In December 2013, the magistrate judge granted summary judgment to invalidate Eidos’ patents and such summary judgment has been confirmed by the trial judge in January 2014. Eidos filed an appeal in February 2014. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain and will depend on further court proceedings, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

Investigation for Alleged Violation of Antitrust and Competition Laws

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations including but not limited by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”), the KFTC, the PRC National Development and Reform Commission and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is a non-exclusive list of the material antitrust proceedings against us.

United States

In June 2010, we, our U.S. subsidiary and certain our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, the jury delivered a guilty verdict against us and our U.S. subsidiary. On September 21, 2012, the Northern California Court imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first two installments each in the amount of US$125 million in January and September 2013. We plan to pay the remaining two installments, each in the amount of US$125 million, in September 2014 and 2015, respectively, subject to the outcome of the appeal. The Northern California Court placed our Company and our U.S. subsidiary on probation for three years, ordered us to publish the conviction and fine in three major trade publications in the U.S., as well as assigned a monitor and required us to adopt an effective antitrust compliance program. We and our U.S. subsidiary have lodged an appeal to the Ninth Circuit and are evaluating and reviewing the merits of this lawsuit on an on-going basis. The oral hearing was held in October 2013. We will take further appropriate actions depending on the developments of this lawsuit. Although the judgment is being appealed, we have recognized an additional provision to adjust the accrued liability for this matter to the full amount of the fine imposed by the third quarter of 2012 in accordance with the relevant accounting principles.

Europe

In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities. We received DG COMP’s Statement of Objections in May 2009 and submitted our reply in July 2009. We and certain LCD manufacturers attended the hearing held by the DG COMP regarding its investigation in September 2009. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on us. We paid the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court of the European Union to vigorously defend ourselves. However, after internal assessment, we withdrew our appeal to the General Court of the European Union in May 2013. The EUR 116.8 million fine has already been fully recognized in 2010 in accordance with the relevant accounting principles. Therefore, the withdrawal of appeal does not have material adverse effect on our operation and financial conditions.

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

Korea

The Korea Fair Trade Commission also requested certain information from us as part of their investigations in 2009. In December 2011, we were in receipt of a written decision made by the KFTC alleging the violation of competition rules in Korea conducted by a number of LCD manufacturers, including us and imposed fines on a number of LCD manufacturers, including us. The fine imposed by KFTC against us is 28,442 million Korean Won. We paid the full amount of the fine and filed a complaint for objection in the KFTC and also filed an appeal in the Seoul High Court. In February 2012, we were notified by the KFTC of a 30% reduction of the fine. In March 2012, KFTC refunded the reduced fine to us. In February 2014, the Seoul High Court ruled on our appeal by affirming the KFTC’s decision and no further appeals have been taken by us.

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

Brazil

We received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations. In December 2013, the Secretariat of Economic Law of Brazil determined that all defendants were properly served. We will continue to cooperate with the Secretariat of Economic Law of Brazil and we have filed an official response pursuant to the applicable local rules. Our management is reviewing the merits of this proceeding on an on-going basis.

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

We and our U.S. subsidiary have reached a settlement agreement with: (i) the direct purchaser plaintiffs, (“DPP”) for a payment of US$38 million by us, and (ii) with the indirect purchaser plaintiffs (“IPP”) and the state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, for a payment of US$161.5 million by us and for an additional aggregate payment of US$8.5 million to the eight settling states.  The DPP and IPP settlements have obtained final approval by the Northern California Court.  We have fully recognized and paid these settlement amounts.

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corp, Dell, HP, Home Depot, Kmart Corp, Kodak, Tracfone, Motorola Inc. (“Motorola”), Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, SB Trust, Sony, Target Corp., TechData Corporation, T-Mobile, Viewsonic, Wal-Mart and other various business entities, filed civil lawsuits against a number of LCD manufacturers including us in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. Since 2012, we have entered into settlement agreements with AT&T, HP, Dell, Nokia, Sony, T-Mobile, Wal-Mart, SB Trust, BestBuy, Kmart Corp., RadioShack, Kodak, Sears, Target Corp, Viewsonic and several other companies. As to the case with Motorola, in January 2014, the United States District Court for the Northern District of Illinois Eastern Division granted summary judgment in favor of the defendants and Motorola will take an interlocutory appeal. The case with Costco is scheduled for trial in September 2014. Except for or subject to certain provisions which we have made for certain of these lawsuits, we intend to defend these lawsuits vigorously, and at this stage, the final outcome of certain of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the United States, such as New York, Illinois, Florida, Oregon, Wisconsin, Missouri, Arkansas, Michigan, Washington, West Virginia, California, South Carolina, Mississippi, Oklahoma and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including us. Since 2012, we have settled with the states of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, Wisconsin and Oklahoma. The case with the state of Washington is scheduled for trial in May 2015. We have retained counsel to handle the related matters for the litigation between the remaining states. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain and will depend on further court proceedings. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

We have made provisions with respect to certain, but not all, civil lawsuits as the management deems appropriate. See note 36 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will revisit the issue of adjusting the said provisions from time to time as we deem appropriate. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Other Litigations

In January 2013, Copytele Inc. (“Copytele”) filed a complaint against AUO, our U.S. subsidiary, E Ink Holdings Inc and E Ink Corporation in the Northern California Court, claiming breach of contract, fraud and other alleged anti-competitive acts.  Copytele is seeking, among other things, unspecified monetary damages. The parties have agreed to arbitration and the case is proceeding to arbitration. We intend to defend this matter vigorously, and at this stage, the final outcome of this matter is uncertain, and the amount of possible loss, if any, of this matter is currently not estimable. Our management is reviewing the merits of this matter on an on-going basis.

In addition to the matters described above, we and/or subsidiaries are also a party to other litigations or proceedings that arise during our or its ordinary course of business. Except as mentioned above, we and/or our subsidiaries are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

Qisda-related Events and Proceedings

The following is a description of Qisda-related events and proceedings:

Qisda was uncertain that the value-added tax payable on sales made by Qisda to Germany could be refunded or deducted. An amount of NT$111,150 thousand was unlikely to be refunded and has already been recognized as loss on the books of Qisda. In addition, an amount of NT$545,067 thousand was fully refunded to Qisda. Qisda has engaged tax advisors to advise it in this matter.

Thomson Licensing SAS of France and Thomson Licensing LLC of the US (collectively “Thomson Licensing”) filed complaints in the Delaware Court and the ITC in 2010, alleging that certain display products of Qisda have infringed its patents and are seeking monetary damages, as well as an injunction against import of the allegedly infringing products. ITC issued its initial determination in January 2012 stating that most of Qisda’s products do not infringe patents asserted by Thomson Licensing, except for certain products incorporating LCD panels supplied by Chi Mei Innolux Corporation. Thomson Licensing has petitioned for reconsideration of the initial determination. In June 2012, ITC affirmed the Administrative Law Judge’s initial determination of no violation of Section 337 ruled in Qisda’s favor. Thomson Licensing has lodged an appeal in July 2012. The United States Court of Appeals for the Federal Circuit affirmed the final determination of the ITC in June 2013. No further appeals have been filed.

Proceedings Related to Our Directors and Senior Management

The following is a description of proceedings related to our Directors and senior management:

In March 2013, criminal charges for alleged ROC Securities and Exchange Act violations were brought by the Taiwan Taoyaun district attorney’s office against Mr. Kuen Yao (K.Y.) Lee, our Chairman. Mr. K.Y. Lee was alleged to be involved in inaccurate disclosure of Qisda’s shareholdings in his capacity as chairman of Qisda. These charges do not involve Mr. K.Y. Lee acting in the capacity as our Chairman, nor are we a party to these charges. Mr. K.Y. Lee was acquitted by the Taiwan Taoyuan district court in October 2013. The Taiwan Taoyaun district attorney’s office lodged an appeal to the Taiwan High Court, which was dismissed by the Taiwan High Court in March 2014.

8.A.8.  Dividends and Dividend Policy

On June 13, 2012, our annual shareholder’s meeting approved the board of director’s proposal to not distribute any dividend for 2011 due to the net loss for the year ended December 31, 2011. In June 19, 2013 our annual shareholder’s meeting approved the board of director’s proposal to not distribute any dividend for 2012 due to the net loss for the year ended December 31, 2012. In March 2014, our board of directors passed a resolution to distribute a cash dividend of NT$0.15 per share for the year 2013, which is subject to the resolution of our annual shareholders’ meeting.

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

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital reserves. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed. See “Item 10. Additional Information—Item 10. B. Memorandum and Articles of Association—Dividends and Distribution.” For information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—Item 10.E Taxation—ROC Tax Considerations—Dividends.”

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

8.B.Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A.Offering and Listing Details

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per Common Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
2009	38.90	23.05	62,016.6	12.12	6.66	3,999.6
2010	42.00	27.30	49,916.2	13.25	8.58	2,850.0
2011	30.35	11.90	50,191.7	10.44	3.77	2,528.8
2012	17.40	8.21	77,985.9	5.89	2.74	1,190.7
First Quarter	17.40	12.85	81,200.6	5.89	4.25	1,459.0
Second Quarter	15.20	11.10	41,134.6	5.03	3.67	1,013.9
Third Quarter	12.15	8.21	80,767.0	4.07	2.74	999.1
Fourth Quarter	14.15	10.20	108,096.5	4.81	3.35	1,297.0
2013	14.00	8.44	81,594.3	4.89	2.82	1,146.2
First Quarter	13.95	11.10	112,756.4	4.78	3.81	1,262.5
Second Quarter	14.00	10.10	96,666.5	4.89	3.29	1,429.2
Third Quarter	11.85	10.35	60,700.6	3.89	3.35	874.0
Fourth Quarter	11.10	8.44	61,174.4	3.71	2.82	1,028.3
September	11.85	11.10	47,284.0	3.89	3.65	569.4
October	11.10	9.60	62,291.8	3.71	3.16	1,742.1
November	9.60	8.44	82,157.7	3.19	2.82	840.8
December	9.52	8.96	40,027.4	3.12	2.97	452.5
2014 (through March 14, 2014)	10.30	8.80	57,826.9	3.40	2.73	370.1
January	9.58	9.01	44,824.1	3.15	2.76	345.7
February	10.30	8.80	72,458.6	3.33	2.73	408.4
March (through March 14, 2014)	10.20	9.89	56,358.1	3.40	3.18	348.4

(1)	Each ADS represents the right to receive 10 common shares.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

The principal trading markets for our shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our shares trade in the form of ADSs.

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A.Share Capital

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

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our articles of incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all of our independent directors, who are currently, Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Tain-Jy Chen and Chin-Bing (Philip) Peng.

Pursuant to the ROC Company Law, the election of our directors is conducted by means of cumulative voting. The most recent election for all of the directors was held on June 19, 2013. We have adopted a candidate nomination system for the election of directors.

Pursuant to the ROC Company Law, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, one of our directors are representatives of other legal entities, as shown in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Directors.”

The present members of the board of directors took office on June 19, 2013. Our shareholders will elect new directors at the 2016 annual meeting.

For information regarding a director’s power to vote on a proposal, arrangement or contract in which the director is materially interest, please review our related party transaction approval process described in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

Shares

As of February 28, 2014, our authorized share capital was NT$120 billion, divided into 12 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. As of February 28, 2014, we have purchased from the market an aggregate principal amount of US$225 million of the outstanding bonds at a cost of US$205.1 million. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$39.90 per common share. As of February 28, 2014, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$575 million. Upon full conversion, the outstanding bonds would be converted to 443,542,607 common shares if based on the current conversion price, representing approximately 4.6% of our outstanding shares at the end of February 28, 2014. See “Item 3. Key Information─3.D. Risk Factors─ Risks Related to Our ADSs and Our Trading Market─ Our equity holders may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.”

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a report to, the FSC and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. Nevertheless, the preemptive rights provisions will not apply to offerings of new shares through a private placements approved at a shareholders’ meeting.

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

If any shareholder is represented at an general or extraordinary shareholders’ meeting by proxy, a valid proxy form must be delivered to us five days before the commencement of the general or extraordinary shareholders’ meeting. Voting rights attached to our shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

Except for trust enterprises or share transfer agents approved by the FSC, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our shares, the votes of those shareholders in excess of 3% of our total issued shares will not be counted.

You will not be able to exercise voting rights on the shares underlying your ADSs on an individual basis. For additional information, see “Item 3. Key Information—Item 3.D Risk Factors—Risk Related to our ADS and Our Trading Market—ADS holders will not have the same rights as our shareholders, which may affect the value of the ADSs.”

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

10.C.Material Contracts

Certain material contracts are discussed under Item 4.B above where relevant.

10.D.Exchange Controls

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

10.E.Taxation

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

This discussion assumes that we were not a passive foreign investment company for our 2013 taxable year, as discussed below.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2013 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

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

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of the ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally should constitute “passive category income.” The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2013 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

If we are a PFIC for any taxable year during which you owned our shares or ADSs, you will generally be required to file IRS Form 8621 with your annual U.S. federal income tax return, subject to certain exceptions.

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

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

10.I.Subsidiary Information

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

As of December 31, 2013, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$575.3 million and JPY7,077.9 million (US$67.2 million), respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$392.6 million and JPY28,530.2 million (US$271.1 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,396.7 million as of December 31, 2013, which represents 96.1% of the total accounts receivable balance at that date. We also had Euro-denominated accounts receivable of EUR23.5 million (US$32.4 million) attributable to our Japanese operations as of December 31, 2013, which represents 2.2% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,897.9 million and JPY36,602.3 million (US$347.8 million), respectively, relating to our overseas vendors.

As of December 31, 2012, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$766.4 million and JPY12,773.5 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$609.9 million and JPY33,336.5 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,312.4 million as of December 31, 2012, which represents 89.8% of the total accounts receivable balance at that date. We also had Japanese yen-denominated accounts receivable of JPY870.5 million attributable to our Japanese operations as of December 31, 2012, which represents 0.7% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,962.9 million and JPY43,597.4 million, respectively, relating to our overseas vendors.

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

As of December 31, 2013, we had 65 outstanding interest rate swap agreements with 14 major international financial institutions, having a total notional principal amount of NT$11,111.1 million (US$372.5 million). As of December 31, 2012, we had 59 outstanding interest rate swap agreements with 13 major international financial institutions, having a total notional principal amount of NT$14,222.2 million.

 The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2013 and December 31, 2012, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date								Fair Value at December 31, 2013
	2014	2015		2016	2017	2018	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	392,565	—		—	—	—	—	392,565	392,565
Average interest rate	0.955%	—		—	—	—	—	0.955%	—
Fixed rate (NT$)	2,320,000	—		—	—	—	—	2,320,000	2,320,000
Average interest rate	0.419%	—		—	—	—	—	0.419%	—
Fixed rate (JPY)	28,530,170	—		—	—	—	—	28,530,170	28,530,170
Average interest rate	0.419%	—		—	—	—	—	0.419%	—
Fixed rate (CNY)	1,429,437	—		—	—	—	—	1,429,437	1,429,437
Average interest rate	1.834%	—		—	—	—	—	1.834%	—
Fixed rate (SGD)	450	—		—	—	—	—	450	450
Average interest rate	0.220%	—		—	—	—	—	0.220%	—
Liabilities Bonds:
Unsecured (NT$)	—	17,867,850		—	—	—	—	17,867,850	18,477,322
Fixed rate	—	15.34	%(1)	—	—	—	—	—	—
Long-term Loans:
Fixed rate (NT$)	571,429	323,808		3,373	—	—	—	898,610	903,821
Average interest rate	2.809%	2.695%		1.450%	—	—	—	2.775%	—
Variable rate (NT$)	62,191,595	44,033,168		44,138,347	10,215,229	414,732	106,296	161,099,367	161,099,367
Average interest rate	2.049%	2.270%		2.490%	3.306%	4.730%	3.274%	2.228%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	7,111,111	960,000		1,280,000	1,760,000	—	—	11,111,111	(17,062)
Pay rate	1.244%	1.090%		1.090%	1.090%	—	—	1.244%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary fixing rate settled quarterly (0.9% on December 31, 2013).

	Expected Maturity Date								Fair Value at December 31, 2012
	2013	2014	2015		2016	2017	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	609,924	—	—		—	—	—	609,924	609,924
Average interest rate	0.479%	—	—		—	—	—	0.479%	—
Fixed rate (NT$)	2,500,000	—	—		—	—	—	2,500,000	2,500,000
Average interest rate	0.575%	—	—		—	—	—	0.575%	—
Fixed rate (JPY)	33,336,478	—	—		—	—	—	33,336,478	33,336,478
Average interest rate	0.380%	—	—		—	—	—	0.380%	—
Fixed rate (CNY)	1,477,677	—	—		—	—	—	1,477,677	1,477,677
Average interest rate	1.880%	—	—		—	—	—	1.880%	—
Fixed rate (EUR)	53,000	—	—		—	—	—	53,000	53,000
Average interest rate	0.050%	—	—		—	—	—	0.050%	—
Liabilities Bonds:
Unsecured (NT$)	—	—	20,388,200		—	—	—	20,388,200	18,292,497
Fixed rate	—	—	15.34	%(1)	—	—	—	5.113%	—
Long-term Loans:
Fixed rate (NT$)	—	—	—		—	—	—	—	—
Average interest rate	—	—	—		—	—	—	—	—
Variable rate (NT$)	45,490,589	60,902,594	45,268,005		39,127,792	2,119,432	—	192,908,412	192,932,107
Average interest rate	2.276%	2.284%	2.377%		2.460%	4.087%	—	2.322%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	—	14,222,222	—		—	—	—	14,222,222	(58,547)
Pay rate	—	1.331%	—		—	—	—	1.331%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary fixing rate settled quarterly (0.9% on December 28, 2012).

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

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2013 and December 31, 2012:

December 31, 2013
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR88,000
Average contractual exchange rate	JPY136.09 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR2,600
Average contractual exchange rate	CZK27.37 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$435,439
Average contractual exchange rate	JPY3.44 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$180,199
Average contractual exchange rate	JPY101.64 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$239,000
Average contractual exchange rate	CNY6.11 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$14,765
Average contractual exchange rate	SGD1.25 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$1,675
Average contractual exchange rate	MYR3.25 per US$
Fair value of all forward contracts(1)	NT$(372,011)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the reporting date.

December 31, 2012
(in thousands)
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$64,000
Average contractual exchange rate	NT$29.04 per US$
Contracts to sell NT$/Buy US$
Aggregate contract amount	NT$6,862,600
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR105,000
Average contractual exchange rate	JPY103.80 per EUR
Contracts to sell CZK/Buy EUR
Aggregate contract amount	CZK40,448
Average contractual exchange rate	EUR0.04 per CZK
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$3,664,557
Average contractual exchange rate	JPY2.87 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$222,000
Average contractual exchange rate	JPY82.25 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$194,000
Average contractual exchange rate	CNY6.27 per US$
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY162,677
Average contractual exchange rate	US$0.16 per CNY
Contracts to sell JPY/Buy US$
Aggregate contract amount	JPY65,850
Average contractual exchange rate	US$0.01 per JPY
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$12,100
Average contractual exchange rate	SGD1.22 per US$
Fair value of all forward contracts(1)	NT$(780,380)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the reporting date.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities.

Not applicable.

12.B.Warrants and Rights.

Not applicable

12.C.Other Securities.

Not applicable

12.D.American Depositary Shares.

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

Payment received by us

In 2013, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$	69,992.4
Reimbursement of ADR holders identification expenses	US$	22,013.4
Reimbursement to Issuer	US$	2,923,549.1
Tax Payment to the IRS	US$	1,292,173.7
Total	US$	4,307,728.6

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2013, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2013, and our report dated March 13, 2014, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG
Hsinchu, Taiwan (Republic of China)
March 13, 2014

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A.Audit Committee Financial Expert

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

16.B.Code of Ethics

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

16.C.Principal Accountant Fees and Services

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2012 and 2013.

	Year Ended December 31,
Services	2012	2013
	NT$	NT$
	(in thousands)
Audit Fees (1)	69,621	75,761

(1)
Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-US jurisdictions, including statutory audits required by the Tax Bureau of the ROC, Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.

16.D.Exemptions From the Listing Standards for Audit Committees.

Not applicable.

16.E.Purchases of Equity Securities By the Issuer and Affiliated Purchasers.

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

16.F.Change in Registrant’s Certifying Accountant

Not applicable.

16.G.Corporate Governance

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

Our board of directors has affirmatively determined that our five independent directors have no material relationship with us.

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

We established a compensation committee on August 30, 2011 to meet the requirements under the ROC law. The current members of the compensation committee appointed by the board of directors are Ding-Yuan Yang, Vivien Huey-Juan Hsieh and Chin-Bing (Philip) Peng. We have a written charter to establish certain minimum responsibilities in accordance with ROC law. We do not assess the independence of our compensation committee members under the independence requirements of the NYSE listing standards.

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

16.H.Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of January 1, 2012, December 31, 2012 and 2013.

(c)	Consolidated Statements of Comprehensive Income (Loss) of AU Optronics Corp. and subsidiaries for the years ended December 31, 2012 and 2013.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2012 and 2013.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2012 and 2013.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation (English translation).

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

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, President of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, President of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Certified Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	President

Date: March 21, 2014

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013, 2012 and January 1, 2012

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2013, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2013, 2012 and January 1, 2012, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control－Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2014, expressed an unqualified opinion on the effectiveness of AU Optronics Corp.’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
March 13, 2014

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2013, 2012 and January 1, 2012
(Expressed in thousands of New Taiwan dollars)

	Note	December 31, 2013	December 31, 2012	January 1, 2012
Assets
Current assets:
Cash and cash equivalents	6	$76,312,272	76,655,675	90,053,268
Financial assets measured at fair value through profit or loss－current	7	48,850	23,621	85,621
Notes and accounts receivable, net	9	40,600,855	36,357,450	44,747,926
Accounts receivables from related parties, net	9, 34	3,032,906	6,191,079	6,783,605
Other receivables from related parties	34	93,418	91,185	191,499
Income taxes receivable		47,849	65,832	72,413
Inventories	10	37,597,994	42,585,982	47,881,948
Other current financial assets	6, 9, 35	6,800,097	2,385,526	2,083,478
Noncurrent assets held for sale	11, 12	732,879	116,390	-
Other current assets	15, 35	4,336,937	9,599,504	8,490,013
Total current assets		169,604,057	174,072,244	200,389,771
Noncurrent assets:
Financial assets measured at fair value through profit or loss－noncurrent	7	-	66	175
Available-for-sale financial assets－noncurrent	8, 35	700,730	1,577,024	1,924,569
Investments in equity-accounted investees	11	13,353,861	13,819,181	15,921,825
Property, plant and equipment, net	12, 34, 35	270,269,007	315,518,217	359,360,902
Investment property, net	13, 21, 35	1,255,214	1,265,584	1,275,954
Intangible assets	14	4,432,542	3,652,303	4,147,507
Deferred tax assets	23	1,078,630	1,065,850	841,274
Other noncurrent assets	15, 35	4,141,894	4,037,990	4,583,524
Total noncurrent assets		295,231,878	340,936,215	388,055,730
Total Assets		$464,835,935	515,008,459	588,445,501
(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2013, 2012 and January 1, 2012
(Expressed in thousands of New Taiwan dollars, except for par value)

	Note	December 31, 2013	December 31, 2012	January 1, 2012
Liabilities
Current liabilities:
Short-term borrowings	16	$3,457,174	8,620,050	7,850,793
Current installments of bonds payable	17	-	-	3,564,383
Current installments of long-term borrowings	19	62,763,024	45,490,589	42,868,289
Financial liabilities measured at fair value through profit or loss－current	7	420,861	804,001	17,523
Notes and accounts payable		63,410,426	65,695,688	65,244,893
Accounts payables to related parties	34	14,952,576	15,814,928	17,454,179
Equipment and construction payable	34	7,468,055	14,597,502	18,761,731
Other payables to related parties	34	70,552	76,011	168,004
Current income tax liabilities		990,983	246,548	415,122
Provisions－current	20	6,344,114	20,452,981	25,406,821
Other current liabilities	11, 12	21,460,893	20,423,425	25,816,231
Total current liabilities		181,338,658	192,221,723	207,567,969
Noncurrent liabilities：
Financial liabilities measured at fair value through profit or loss－noncurrent	7	-	54,000	176,226
Hedging derivative financial liabilities－noncurrent	7	17,062	58,547	198,360
Convertible bonds payable	18	19,513,820	21,598,083	21,787,128
Long-term borrowings, excluding current installments	19	98,974,151	147,417,823	156,088,780
Provisions－noncurrent	20	5,129,403	8,658,360	1,183,461
Deferred tax liabilities	23	820,130	816,402	446,194
Other noncurrent liabilities	11, 22, 34	6,052,491	8,034,722	9,446,800
Total noncurrent liabilities		130,507,057	186,637,937	189,326,949
Total liabilities		311,845,715	378,859,660	396,894,918
Equity	24
Common stock, $10 par value		96,242,451	88,270,455	88,270,455
Capital surplus		60,503,012	112,515,983	114,987,788
Accumulated deficit		(21,897,673)	(80,204,451)	(30,144,451)
Other components of equity		4,105,910	1,504,200	2,566,027
Equity attributable to stockholders of AU Optronics Corp.		138,953,700	122,086,187	175,679,819
Non-controlling interests	24	14,036,520	14,062,612	15,870,764
Total equity		152,990,220	136,148,799	191,550,583
Total Liabilities and Equity		$464,835,935	515,008,459	588,445,501
(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, except for earnings (loss) per share)

	Note	2013	2012

Net revenue	26, 34	$416,363,005	378,470,935
Cost of sales	10, 27, 34	(382,378,938)	(391,593,831)
Gross profit (loss)		33,984,067	(13,122,896)
Selling and distribution expenses	27	(7,470,014)	(6,377,179)
General and administrative expenses	27	(9,691,071)	(9,203,940)
Research and development expenses	27	(8,530,461)	(9,904,299)
Other income	28, 34	2,448,464	3,191,543
Other gains and losses	7, 8, 11, 12, 13, 18, 29, 34	(1,176,393)	(10,665,140)
Finance costs	30	(4,782,832)	(5,731,213)
Share of profit of equity-accounted investees	11	454,268	319,061
Profit (loss) before income tax		5,236,028	(51,494,063)
Income tax expense	23	1,359,164	1,123,984
Profit (loss) for the year		3,876,864	(52,618,047)
Other comprehensive income (loss)	22, 23, 24
Items that will never be reclassified to profit or loss
Actuarial loss in defined benefit plans		(35,283)	(369,539)
Related tax		467	1,029
Items that are or may be reclassified to profit or loss
Foreign operations - foreign currency translation differences		3,011,724	(1,174,931)
Net change in fair value of available-for-sale financial assets		449,043	191,474
Effective portion of changes in fair value of cash flow hedges		41,485	140,576
Equity-accounted investees – share of other comprehensive income (loss)		131,926	(282,016)
Realized gain on sales of securities transferred to profit or loss		(524,690)	(122,987)
Related tax		(76,097)	32,575
Other comprehensive income (loss), net of taxes		2,998,575	(1,583,819)
Total comprehensive income (loss) for the year		$6,875,439	(54,201,866)
Profit (loss) attributable to:
Stockholders of AU Optronics Corp.		$3,804,142	(51,327,071)
Non-controlling interests		72,722	(1,290,976)
Profit (loss) for the year		$3,876,864	(52,618,047)
Total comprehensive income (loss) attributable to:
Stockholders of AU Optronics Corp.		$6,367,518	(52,751,685)
Non-controlling interests		507,921	(1,450,181)
Total comprehensive income (loss) for the year		$6,875,439	(54,201,866)
Earnings (loss) per share	25
Basic earnings (loss) per share		$0.41	(5.81)
Diluted earnings per share		$0.40	-
(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012
(Expressed in thousands of New Taiwan dollars)

	Equity attributable to stockholders of AU Optronics Corp.
			Accumulated deficit			Other components of equity				Equity
	Common Stock	Capital surplus	Legal reserve	Accumulated deficit	Subtotal	Cumulative translation differences	Unrealized gains (losses) on financial instruments	Unrealized gains (losses) on cash flow hedges	Subtotal	attributable to stockholders of AU Optronics Corp.	Non-controlling interests	Total Equity

Balance at January 1, 2012	$88,270,455	114,987,788	15,875,372	(46,019,823)	(30,144,451)	2,768,971	(29,354)	(173,590)	2,566,027	175,679,819	15,870,764	191,550,583
Appropriation for capital surplus and legal reserve	-	(2,472,483)	(15,875,372)	18,347,855	2,472,483	-	-	-	-	-	-	-
Loss for the year	-	-	-	(51,327,071)	(51,327,071)	-	-	-	-	(51,327,071)	(1,290,976)	(52,618,047)
Other comprehensive income (loss), net of tax	-	-	-	(362,787)	(362,787)	(1,251,503)	49,100	140,576	(1,061,827)	(1,424,614)	(159,205)	(1,583,819)
Total comprehensive income (loss) for the year	-	-	-	(51,689,858)	(51,689,858)	(1,251,503)	49,100	140,576	(1,061,827)	(52,751,685)	(1,450,181)	(54,201,866)
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	678	-	(842,625)	(842,625)	-	-	-	-	(841,947)	464,052	(377,895)
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(822,023)	(822,023)
Balance at December 31, 2012	88,270,455	112,515,983	-	(80,204,451)	(80,204,451)	1,517,468	19,746	(33,014)	1,504,200	122,086,187	14,062,612	136,148,799
Appropriation for capital surplus	-	(54,614,704)	-	54,614,704	54,614,704	-	-	-	-	-	-	-
Issuance of common stock	7,971,996	2,308,654	-	-	-	-	-	-	-	10,280,650	-	10,280,650
Profit for the year	-	-	-	3,804,142	3,804,142	-	-	-	-	3,804,142	72,722	3,876,864
Other comprehensive income (loss), net of tax	-	-	-	(38,334)	(38,334)	2,319,062	241,163	41,485	2,601,710	2,563,376	435,199	2,998,575
Total comprehensive income for the year	-	-	-	3,765,808	3,765,808	2,319,062	241,163	41,485	2,601,710	6,367,518	507,921	6,875,439
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	293,079	-	(73,734)	(73,734)	-	-	-	-	219,345	45,969	265,314
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(579,982)	(579,982)
Balance at December 31, 2013	$96,242,451	60,503,012	-	(21,897,673)	(21,897,673)	3,836,530	260,909	8,471	4,105,910	138,953,700	14,036,520	152,990,220
(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(Expressed in thousands of New Taiwan dollars)

	2013	2012
Cash flows from operating activities:
Profit (loss) before income tax	$5,236,028	(51,494,063)
Adjustments for:
Depreciation	62,763,514	74,511,463
Amortization	874,233	764,976
Interest expense	4,782,832	5,731,213
Interest income	(329,360)	(476,117)
Dividend income	(2,855)	(422,727)
Equity-accounted investees – share of profit	(454,268)	(319,061)
Losses (gains) on disposals of property, plant and equipment	(70,569)	389,008
Gains on disposals of investment securities	(1,813,751)	(614,285)
Gains on disposals of investment in subsidiaries	(23,744)	-
Write-downs of inventories	5,106,531	4,880,410
Impairment losses on assets	755,634	4,952,058
Unrealized foreign currency exchange losses (gains)	1,598,293	(2,932,596)
Gain on purchase of convertible bonds payable	(222,192)	-
Effect of exchange rates on purchase of convertible bonds payable	(134,210)	-
Changes in fair values of financial instruments	(462,303)	726,361
Changes in deferred taxes	(12,393)	(997)
Difference between pension costs and contributions for the year	(91,707)	(78,588)
	72,263,685	87,111,118
Change in operating assets and liabilities:
-notes and accounts receivable	(3,019,995)	8,549,423
-receivables from related parties	1,949,337	692,840
-inventories	(718,448)	341,572
-other current assets	462,182	(695,340)
-notes and accounts payable	(3,999,188)	2,353,411
-accounts payables to related parties	162,081	(1,731,244)
-provisions	(17,915,214)	2,707,610
-other current liabilities	(530,671)	(7,058,420)
	(23,609,916)	5,159,852
Cash generated from operating activities	53,889,797	40,776,907
Cash received from interest income	345,215	455,457
Cash received from dividend income	233,302	607,715
Cash paid for interest	(4,148,281)	(5,091,772)
Cash paid for income taxes	(677,589)	(1,000,359)
Net cash provided by operating activities	49,642,444	35,747,948
Cash flows from investing activities:
Proceeds from disposals of available-for-sale financial assets	1,688,342	356,790
Acquisitions of available-for-sale financial assets	(209,478)	-
Acquisitions of equity-accounted investees	(939)	(239,795)
Proceeds from disposals of equity-accounted investees	1,729,729	523,544
Cash decrease resulting from disposals of subsidiaries	(260,210)	-
Acquisitions of property, plant and equipment	(25,457,759)	(43,332,613)
Proceeds from disposals of property, plant and equipment	587,337	82,241
Deposits refunded	160,295	105,501
Acquisitions of intangible assets	(1,654,318)	(445,292)
Decrease (increase) in other financial assets	193,209	(232,083)
Net cash used in investing activities	(23,223,792)	(43,181,707)
Cash flows from financing activities:
Repayments of short-term borrowings	(5,162,876)	(579,923)
Repurchase of convertible bonds payable	(3,147,405)	-
Repayments of bonds payable	-	(3,555,819)
Proceeds from long-term borrowings	19,629,576	46,323,730
Repayments of long-term borrowings	(48,378,183)	(47,160,810)
Decrease in guarantee deposits	(145,746)	(23,806)
Proceeds from issuance of common stock	10,280,650	-
Proceeds from issuance of subsidiary shares to non-controlling interests and others	138,548	(943,817)
Net cash used in financing activities	(26,785,436)	(5,940,445)
Effect of exchange rate change on cash held	23,381	(23,389)
Net decrease in cash and cash equivalents	(343,403)	(13,397,593)
Cash and cash equivalents at January 1	76,655,675	90,053,268
Cash and cash equivalents at December 31	$76,312,272	76,655,675
(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, unless otherwise indicated)

1.	Organization

AU Optronics Corp. (“AUO”) was founded on August 12, 1996 and located in Hsinchu Science Park, the Republic of China.  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications.  AUO also engages in the production and sale of solar photovoltaic (PV) modules and systems.  AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000, and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since May 2002.

On September 1, 2001 and October 1, 2006, Unipac Optoelectronics Corp. and Quanta Display Inc. were merged with and into AUO, respectively. AUO is the surviving Company.

The principal operating activities of AUO and its subsidiaries (hereinafter referred to as “the Company”) are described in note 3(a).

2.	Basis of Accounting and Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). AUO elected to adopt IFRS for annual periods beginning on January 1, 2013. AUO’s transition date to IFRS from generally accepted accounting principles in the Republic of China (“previous GAAP”) was January 1, 2012.

These annual financial consolidated financial statements are the first annual consolidated financial statements of the Company prepared in accordance with IFRS, including IFRS No. 1, First-time adoption of International Financial Reporting Standards. An explanation of how the transition to IFRS has affected the consolidated financial statements of the Company is provided in note 39.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 11, 2014.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out as below. The significant accounting policies have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

(a)	Basis of consolidation

(1)	Principle of preparation of the consolidated financial statements

The Company includes in its consolidated financial statements the results of operations of all entities in which it has the power to govern or de facto control over the financial and operating policies so as to obtain benefit from their activities, irrespective of whether or not it has a majority shareholding in such entities. All significant inter-company balances and transactions are eliminated in the consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Profit (loss) applicable to the non-controlling interests in a subsidiary is allocated to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Subsidiaries’ financial statements are adjusted to align the accounting policies with those of the Company.

Changes in the Company’s ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Company’s investment and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between such adjustment and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of AUO.

Upon the loss of control, the Company derecognizes the carrying amounts of the assets and liabilities of the subsidiary and non-controlling interests, including other comprehensive income related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in profit or loss. The gain or loss is measured as the difference between:

(i)	The aggregate of:

a.	the far value of the consideration received, and

b.	the fair value of any retained non-controlling investment in the former subsidiary at the date when the Company losses control

(ii)	The aggregate of the carrying amount of the former subsidiary’s assets (including goodwill), liabilities and non-controlling interests at the date when the Company losses control.

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.12.31	2012.12.31	2012.1.1
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.12.31		2012.12.31		2012.1.1
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00		100.00		100.00
AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters (Taiwan ROC)	49.00	(1)	49.00	(1)	49.00	(1)
AUO	Sungen Power Corporation (SGPC)	Solar power generation (Taiwan ROC)	100.00		100.00		－
AUO, Konly and Ronly	BriView Corp. (BVTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	68.86		68.86		68.86
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Design, manufacture and sale of solar modules (Taiwan ROC)	90.84		90.84		86.40
Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales (Taiwan ROC)	66.68	(2)	66.68	(2)	66.67
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of single crystal silicon wafers (Malaysia)	100.00		100.00		100.00
ACTW	M. Setek Co., Ltd. (M. Setek)	Manufacturing and sales of solar silicon poly, single crystal silicon ingots and solar wafers (Japan)	99.92		99.35		93.49
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD modules (United States)	100.00		100.00		100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales and sales support of TFT-LCD modules (Japan)	100.00		100.00		100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support of TFT-LCD modules (Netherlands)	100.00		100.00		100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD modules (South Korea)	100.00		100.00		100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD modules (Singapore)	100.00		100.00		100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar PV modules (Czech Republic)	100.00		100.00		100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD modules (PRC)	100.00		100.00		100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules (PRC)	100.00		100.00		100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.12.31		2012.12.31		2012.1.1
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Assembly of TFT-LCD modules (PRC)	100.00		100.00		100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules (PRC)	100.00		100.00		100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Sale and repair of TFT-LCD panels and related parts; leasing premise (Slovakia Republic)	100.00		100.00		100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing LCD panels based on low temperature polysilicon technology (Singapore)	100.00		100.00		100.00
AULB	BVCH Optronics (Sichuan) Corp.(BVCH)	Assembly and sale of TFT-LCD modules (PRC)	－	(4)	51.00		51.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Assembly and sale of TFT-LCD modules (PRC)	51.00		51.00		51.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing, assembly and sale of TFT-LCD panels (PRC)	49.00	(1)	49.00	(1)	49.00	(1)
AULB and BVTW	BriView (L) Corp. (BVLB)	Holding and trading company (Malaysia)	100.00		100.00		100.00
BVTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company (Malaysia)	100.00		100.00		100.00
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00		100.00		100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00		100.00		100.00
DPHK	Darwin Precisions (Xiamen) Corp.(DPXM)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00		100.00		100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00	(3)	100.00	(3)	100.00
DPHK	Darwin Precisions (Qingdao) Corp. (DPQD)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	－	(3)	100.00	(3)	100.00
DPHK	Darwin Precisions (Dongguan) Corp. (DPDG)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00	(3)	100.00	(3)	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.12.31		2012.12.31	2012.1.1
BVLB	BriView (Kunshan) Co., Ltd. (BVKS)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00	(3)	100.00	100.00
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00		100.00	100.00
BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00		100.00	100.00
AUSG	AUO Energy (Suzhou) Corp. (AESZ)	Sale of solar modules (PRC)	－		－	100.00	(3)
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Design, manufacture and sale of solar modules (PRC)	100.00		100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Holding company, sale and sales support of solar modules (United States)	100.00		100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding company and sales support of solar modules (Netherlands)	100.00		100.00	100.00
AENL	AUO Green Energy Germany GmbH (AEDE)	Sales support of solar modules (Germany)	100.00	(5)	100.00	100.00

Note 1:
The Company has the power to govern or de facto control over the financial and operating policies of AUKS, although it does not own more than 50% ownership interests.  As a result, AUKS is included in the Company’s consolidated financial statements.  Although the Company does not own more than 50% ownership interests in Toppan CFI, through certain arrangement, the Company owns the power over relevant activities in operation, which strongly affect financial returns of Toppan CFI. Therefore, Toppan CFI is included in the Company’s consolidated financial statements.

Note 2:	DSTW decided to commence liquidation and the dissolution date was March 4, 2013. As of December 31, 2013, the liquidation process is still in progress.

Note 3:
Due to business structure reorganization, AESZ, DPDG, DPQD, DPCD and BVKS, respectively, decided to commence liquidation pursuant to the resolutions of their boards of directors.  Except that AESZ and DPQD completed its liquidation in November 2012 and December 2013, respectively, the others’ liquidation processes are still in progress.

Note 4:	Due to the loss of control in June 2013, BVCH was deconsolidated from AUO’s consolidated financial statements. Please refer to note 11 for further information.

Note 5:	In October 2013, AEDE decided to commence liquidation and the dissolution date was December 31, 2013 pursuant to the resolutions of its shareholders’ meeting.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Basis of preparation

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

(i)	Financial instruments measured at fair value through profit or loss (including derivative financial instruments) (note 7);

(ii)	Available-for-sale financial assets are measured at fair value (note 8);

(iii)	Hedging derivative financial instruments are measured at fair value (note 7); and

(iv)	The defined benefit asset (liability) is recognized as the net total of the plan assets, plus unrecognized past service cost and the present value of the defined benefit obligation (note 22).

(2)	Functional and presentation currency

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates.  AUO’s primary activities are denominated in New Taiwan Dollar (NTD).  Accordingly, NTD is AUO’s functional currency, which is also the presentation currency of the Company’s consolidated financial statements.

All financial information presented in NTD has been rounded to the nearest thousand, unless otherwise noted.

(c)	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the individual entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Non-monetary items in foreign currencies that are measured in terms of historical cost are translated using the exchange rate at the date of the original transaction.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Foreign currency differences arising from settlement or retranslation of monetary assets and liabilities are recognized in profit or loss, except for the following differences which are recognized in other comprehensive income:

(i)	Available-for-sale equity instruments;

(ii)	Qualifying cash flow hedges.

(2)	Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NTD using exchange rates at each reporting date.  Income and expenses of foreign operations are translated at average rates for the period and recognized in other comprehensive income, unless exchange rates fluctuate significantly during the period.  In that case, exchange rates at the dates of the transactions are used.

(d)	Classification of current and non-current assets and liabilities

An asset is classified as current when:

(1)	The asset expected to realize, or intends to sell or consume, in its normal operating cycle;

(2)	The asset primarily held for the purpose of trading;

(3)	The asset expected to realize within twelve months after the reporting date; or

(4)	Cash and cash equivalent (as defined in IAS 7) excluding the asset restricted to be exchanged or used to settle a liability for at least twelve months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when:

(1)	The liability expected to settle in its normal operating cycle;

(2)	The liability primarily held for the purpose of trading;

(3)	The liability is due to be settled within twelve months after the reporting date; or

(4)
The Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments, do not affect its classification.

All other liabilities are classified as non-current.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in their fair value. Deposits with an original maturity of more than three months from the acquisition date are classified as other financial assets.

(f)	Financial Instruments

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instruments.

(1)	Financial assets

The Company classifies financial assets into the following categories: financial assets measured at fair value through profit or loss, receivables and available-for-sale financial assets.

(i)	Financial assets measured at fair value through profit or loss

The Company has certain financial assets classified in this category as held-for-trading for the purpose of hedging exposure to foreign exchange and interest rate risks arising from operating and financing activities.  When a derivative financial instrument is not effective as a hedge, the Company accounts for it as a financial asset measured at fair value through profit or loss.  See note 3(f)(3) derivative financial instruments and hedge accounting for further explanation.

(ii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as receivables or financial assets measured at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value, plus any directly attributable transaction cost. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income and presented within equity in unrealized gains (losses) on financial instruments. When an investment is derecognized, the cumulative gain or loss in equity is reclassified to profit or loss. A regular way, purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, are carried at their cost less any impairment losses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash dividends on equity instruments are recognized in profit or loss on the date that the Company’s right to receive dividends is established.  Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

(iii)	Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Receivables comprise trade receivables and other receivables. Such assets are recognized initially at fair value, plus any directly attributable transaction costs.

(iv)	Impairment of financial assets

Financial assets not measured at fair value through profit or loss are assessed at each reporting date for indicators of impairment.  Financial assets are considered to be impaired if an objective evidence indicates that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of those assets have been negatively impacted.

The objective evidence that an available-for-sale equity security is impaired includes a significant or prolonged decline in its fair value below its cost.  When an available-for-sale equity security is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.  Such impairment losses are not reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income and accumulated in other components of equity.

For the equity instrument without a quoted market price in an active market, the objective evidence of impairment includes the investees’ financial information, current operating result, future business plans and relevant industry and public market information.  An impairment loss for this kind of equity instruments is reduced from the carrying amount and is not reversible in subsequent periods.

Management uses objective evidences in assessing impairment of the Company’s receivables, including historical trends of the probability of default, age, and credit quality of the customers. An impairment loss for trade receivables is reflected in an allowance account against the receivables.  When it is determined a receivable is uncollectible, it is written off from the allowance account. Any subsequent recovery of receivable previously written off is credited against the allowance account. Changes in the amount of the allowance accounts are recognized into profit or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	De-recognition of financial assets

The Company derecognizes financial assets when the contractual rights of the cash inflow from the asset are terminated, or when the Company transfers substantially all the risks and rewards of ownership of the financial assets to another entity.

On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received or receivable and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

(2)	Financial liabilities

The Company classifies financial liabilities into the following categories: financial liabilities measured at fair value through profit or loss and other financial liabilities.

(i)	Financial liabilities measured at fair value through profit or loss

The Company designates financial liability in this category as held-for-trading for the purpose of hedging exposure to foreign exchange and interest rate risks arising from operating and financing activities.  When a derivative financial instrument is not effective as a hedge, the Company accounts for it as a financial liability measured at fair value through profit or loss. See note 3(f)(3) derivative financial instruments and hedge accounting for further explanation.

The Company designates financial liabilities, other than the one classified as held-for-trading, as measured at fair value through profit or loss at initial recognition under one of the following situations:

a.
Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis;

b.	Performance of the financial liabilities is evaluated on a fair value basis;

c.	Hybrid instrument contains one or more embedded derivatives.

Attributable transaction costs are recognized in profit or loss as incurred.  Financial liabilities in this category are subsequently measured at fair value and changes therein, which takes into account any interest expense, are recognized in profit or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Other financial liabilities

Financial liabilities not classified as held-for-trading, or not designated as measured at fair value through profit or loss (including loans and borrowings, bonds payables, trade and other payables), are measured at fair value, plus any directly attributable transaction cost at the time of initial recognition. Subsequent to initial recognition, they are measured at amortized cost calculated using the effective interest method, except for insignificant recognition of interest expense from short-term borrowings and trade payables. Interest expense not capitalized as an asset cost is recognized in profit or loss.

(iii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when the contractual obligation has been discharged, cancelled or expired. The difference between the carrying amount and the consideration paid or payable, including any non-cash assets transferred or liabilities assumed is recognized in profit or loss.

(iv)	Offsetting of financial assets and liabilities

The Company presents financial assets and liabilities on a net basis when the Company has the legally enforceable rights to offset, and intends to settle such financial assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

(3)	Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate exposures. Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

When a derivative is designated as a hedging instrument, its timing of recognition in profit or loss is determined based on the nature of the hedging relationship. When the fair value of a derivative instrument is positive, it is classified as a financial asset, and when the fair value is negative, it is classified as a financial liability.

When a derivative is designated as a cash flow hedge, the changes in the fair value of the derivative that is determined to be effective is recognized in other comprehensive income and accumulated in other components of equity – unrealized gains (losses) on cash flow hedges.  Any ineffective portion of changes in the fair value of the derivative is recognized in profit or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When the hedged item is recognized in profit or loss, amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss, and it is presented in the same accounting caption with the hedged item recognized in the consolidated statements of comprehensive income (loss).  When a cash flow hedge is expected to recognize as a non-financial asset or liability, amounts previously recognized in other comprehensive income and accumulated in other components of equity – unrealized gains (losses) on cash flow hedges are reclassified as the initial cost of the non-financial asset or liability.

(g)	Inventories

The cost of inventories includes all necessary expenditures and charges for bringing the inventory to a stable, useable and marketable condition and location.  Inventories are recorded at cost, and cost is determined using the weighted-average method.  The production overhead is allocated based on the normal capacity of the production facilities. Inventories are measured at the lower of cost or net realizable value.  Net realizable value for raw materials is based on replacement cost.  Net realizable value for finished goods and work in process is calculated based on the estimated selling price less all estimated costs of completion and necessary selling costs.

(h)	Noncurrent assets held for sale

Noncurrent assets are classified as held for sale when their carrying amounts are expected to be recovered primarily through sale rather than through continuing use.  Such noncurrent assets must be available for immediate sale in their present condition and the sale is highly probable within one year.  When classified as held for sale, the assets are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss.  However, subsequent gains are not recognized in excess of the cumulative impairment loss that has been recognized.

When intangible assets and property, plant and equipment are classified as held for sale, they are no longer amortized or depreciated.  In addition, once an equity-accounted investee is classified as held for sale, it is no longer equity accounted.

(i)	Investment in associates

Associates are those entities in which the Company has the power to exercise significant influence, but not control or joint control, over their financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of an investee.

Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of the investment includes transaction costs. The carrying amount of the investment in associates includes goodwill, which is arising from the acquisition, less any accumulated impairment losses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The difference between acquisition cost and fair value of associates’ identifiable assets and liabilities as of the acquisition date is accounted for as goodwill. Goodwill is included in the original investment cost of acquired associates and is not amortized. If the fair value of identified assets and liabilities is in excess of acquisition cost, the remaining excess over acquisition cost is recognized as a gain in profit or loss.

If an equity security is not acquired through cash, that is, by providing services or other assets, then the fair value of such security or the fair value of the services or assets surrendered, whichever is more objectively determinable, is the purchase price of the security. If an equity investment of associates is acquired by providing subsequent services and the cost is determined based on the fair value of such services, the Company defers and recognizes revenue using a reasonable amortization method over the future period when the service is rendered.

Upon the sale of investment in associates, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as a disposal gain or loss. In proportion to the percentage disposed of, other components of equity from the investment resulting from the Company’s proportionate share in the net equity of the investee are recognized in profit or loss.

The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

Unrealized profits resulting from the transactions between the Company and associates are eliminated to the extent of the Company’s interest in the associate. Unrealized losses on transactions with associates are eliminated in the same way, except to the extent that the underlying asset is impaired.

When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest, including any long-term investments that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an legal or contractual obligation, or has made payments on behalf of the investee.

(j)	Interests in jointly controlled entity

Jointly controlled entity is an entity which is established as results of a contractual arrangement between the Company and other venturers to jointly control over its financial and operating policies. Consensus for all decisions must be obtained from the venturers. The Company uses equity method to account for the jointly controlled entity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Investment property

Investment property is the property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost on initial recognition. Subsequent to initial recognition, investment properties are measured at initial acquisition cost less any subsequent accumulated depreciation.  Depreciation methods, useful lives and residual values are in accordance with the policy of property, plant and equipment.  Cost includes expenditure that is directly attributable to the acquisition of the investment property.

An investment property is reclassified to property, plant and equipment at its carrying amount when the use of the investment property changes.

(l)	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributed to the acquisition of the asset, any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and any borrowing cost that is eligible for capitalization. The cost of the software is capitalized as part of the equipment if the purchase of the software is necessary for the equipment to be capable of operating.

When part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item and the useful life or the depreciation method of the significant part is different from another significant part of that same item, it is accounted for as a separate item (significant component) of property, plant and equipment.

The gain or loss arising from the disposal of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and is recognized in other gains and losses.

(2)	Reclassification to investment property

A property is reclassified to investment property at its carrying amount when the use of the property changes from owner-occupied to investment purpose.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of those parts that are replaced is derecognized to profit or loss. Ongoing repairs and maintenance is recognized in profit or loss as incurred.

(4)	Depreciation

Excluding land, depreciation is recognized in profit or loss and provided over the estimated useful lives of the respective assets, considering significant components of an individual asset, on a straight-line basis less any residual value.  If a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives of the assets, except for land are as follows:

(i)	Buildings: 20~50 years

(ii)	Machinery and equipment: 3~10 years

(iii)	Other equipment: 3~6 years

Depreciation methods, useful lives, and residual values are reviewed at each annual reporting date and, if necessary, adjusted as appropriate.  Any changes therein are accounted for as changes in accounting estimates.

(m)	Long-term prepaid rent

Long-term prepaid rent is for the use right of land (classified as other noncurrent assets), which is amortized over shorter of economic useful life or covenant period on a straight-line basis.

(n)	Leases

(1)	Lessor

Lease income from operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Lessee

Payments made under operating lease (excluding insurance and maintenance expenses) are recognized in profit or loss on a straight-line basis over the term of the lease.

(o)	Intangible assets

(1)	Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses.

Investor-level goodwill is included in the carrying amounts of the equity investments. The impairment losses for the goodwill within the equity-accounted investees are accounted for as deductions of carrying amounts of investments in equity-accounted investees.

(2)	Research and development

During the research phase, activities are carried out to obtain and understand new scientific or technical knowledge. Expenditures during this phase are recognized in profit or loss as incurred.

Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete the intangible asset and use or sell it; (3) its ability to use or sell the intangible asset; (4) the probability that the intangible asset will generate probable future economic benefits; (5) the availability of adequate technical, financial and other resources to complete the development project; and (6) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Capitalized development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

(3)	Other intangible assets

Technology-related fees, including purchased patents and licenses pursuant to patent licensing agreements, and core technologies acquired in connection with a merger are measured at cost less accumulated amortization and any accumulated impairment losses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(5)	Amortization

The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over 3 to 20 years using the straight-line method from the date that the asset is made available for use.

Goodwill and intangible assets with indefinite useful life are not amortized but tested for impairment annually. The residual value, amortization period, and amortization method are reviewed at least annually at each annual reporting date, and any changes therein are accounted for as changes in accounting estimates.

(p)	Impairment– non-financial assets

Other than inventories, deferred tax assets and investment property, the carrying amounts of the Company’s noncurrent assets held for sale and long-term non-financial assets (property, plant and equipment and other intangible assets with definite useful lives), are reviewed at the reporting date to determine whether there is any indication of impairment.  For goodwill and intangible assets with indefinite useful lives or that are not yet available for use, are required to be tested for impairment at least annually.  When there is an indication of impairment exists for the aforementioned assets, the recoverable amount of the asset is estimated.  If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (CGU) to which the asset has been allocated to.

In performing an impairment test for the aforementioned assets, the estimated recoverable amount is evaluated in terms of an asset or a CGU.  Recoverable amount is defined as the higher of (a) an asset’s or a CGU’s fair value less costs to dispose (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the asset or CGU.  Any excess of the carrying amount of the asset or its related CGU over its recoverable amount is recognized as an impairment loss.  If there is evidence that the accumulated impairment loss of an asset other than goodwill and intangible assets with indefinite useful lives in prior years no longer exists or has diminished, the amount previously recognized as an impairment loss is reversed, and the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount.  The increase in the carrying amount shall not exceed the carrying amount (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years.  The impairment loss recognized on goodwill and intangible assets with indefinite useful lives is not reversed.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Provisions

A provision is recognized for a legal or constructive obligation arising from a past event, if there is probable outflow of resources and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense.

(1)	Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is weighting factors based on historical experience of warranty claims rate and other possible outcomes against their associated probabilities.

(2)	Decommissioning obligation

The Company is subject to decommissioning obligations related to certain items of property, plant and equipment. Such decommissioning obligations are primarily attributable to clean-up costs, including deconstruction, transportation, and recover costs. The accrual of retirement obligation is increased to both assets and retirement liabilities, while the total expected cost is recognized over time, with the accrual steadily increasing on a compounded basis.

(3)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(4)	Loss contingencies

Provision for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recognized when it is probable the present obligation as a result of a past event will result in an outflow of resources and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.  Such provisions are adjusted as further information becomes known or circumstances change.

Aforementioned provisions are the best estimates of the management at each reporting date.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Revenue recognition

(1)	Goods sold

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the sales agreement.

(2)	Government grants

Grants that compensate the Company for research and development expenses incurred are recognized in profit or loss on a systematic basis in the periods in which the expenses are recognized.

(s)	Employee benefits

(1)	Defined contribution plans

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

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company and subsidiaries located in the Republic of China established non-contributory defined benefit employee retirement plans and retirement fund administration committees.  These plans provide for lump-sum retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.  The funding of these retirement plans by the Company and subsidiaries located in the Republic of China is based on a certain percentage of employees’ total salaries.  The funds are deposited with Bank of Taiwan.

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

All actuarial gains and losses at January 1, 2012, the date of transition to IFRS, were recognized in retained earnings. The Company recognizes all actuarial gains and losses arising subsequently from defined benefit plans in other comprehensive income.

(3)	Short-term employee benefits

Short-term employee benefit obligations, which are due to be settled within twelve months are measured on an undiscounted basis and are expensed as the related service is provided.

The expected cost of cash bonus or profit-sharing plans are recognized as a liability when the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(t)	Income taxes

Income tax expense comprises current and deferred taxes.  It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Current income taxes

Current taxes comprises the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years.  It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

In accordance with the ROC Income Tax Act, undistributed earnings from the Company located in the Republic of China, if any, is subject to an additional 10% surtax. The 10% tax on unappropriated earnings is recognized during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

(2)	Deferred income taxes

Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are not recognized for:

•	temporary difference on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither taxable profit or loss;

•
temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when the reverse, using tax rates enacted or substantively enacted tax rate on the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Business Combinations

(1)	Acquisitions on or after January 1, 2012

For those acquisitions that occurred on or after January 1, 2012, the Company accounts for business combinations using the acquisition method when control is transferred to the Company.  The consideration transferred in the acquisition is generally measured at fair value, as are identifiable net asset acquired.  Any goodwill that arises is tested annually for impairment.  Any gain on a bargain purchase is recognized in profit or loss immediately.  Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

For each business combination, the Company elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Any contingent consideration payable is measured at fair value at the acquisition date.  If the contingent consideration is classified as equity, then it is not measured and settlement is accounted for within equity.  Otherwise, subsequent changes in the fair value of contingent consideration are recognized in profit or loss.

In a business combination achieved in stages, the Company shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company shall retrospectively adjust the provisional amounts recognized at the acquisition date, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period shall not exceed one year from the acquisition date.

(2)	Acquisitions before January 1, 2012

For those acquisitions that occurred prior to January 1, 2012, the Company accounted for business combinations, including goodwill, based on the previous GAAP.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing profit or loss attributable to the stockholders of AUO by the weighted-average number of common shares outstanding during the period.  AUO’s convertible bonds and employee stock bonuses are potential common shares.  In computing diluted earnings (loss) per share, profit or loss attributable to the stockholders of AUO and the weighted-average number of common shares outstanding during the period are adjusted for the effects of dilutive potential common stock, assuming dilutive share equivalents had been issued.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock.

(w)	Operating segments

An operating segment is a component of an entity: 1) that engages in business activities from which it may earn revenue and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), 2) whose operating results are reviewed regularly by the entity’s chief operating decision maker (“CODM”) to make decisions pertaining to the allocation of resources to the segment and to assess its performance, and 3) for which discrete financial information is available.  Management has determined that the Company has two operating segments: display and solar.

The accounting policies for the operating segments are the same as those used in the preparation of the consolidated financial statements of the Company.  Segment profit (loss) is determined by deducting selling, administrative and research and development expenses from gross profit.  Segment profit (loss) excludes long-lived asset impairments, gains and losses on disposal of assets, litigation provisions, foreign currency exchange gains or losses, finance cost, income taxes, equity earnings and losses from affiliates, and other miscellaneous incomes and expenses.  The CODM does not receive asset and liability information by operating segment.  Consequently, no operating segment asset and liability information is disclosed.  Geographic net revenue information is based upon the location of customers placing orders.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

4.	Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

(a)	Provisions (note 20)

(b)	Impairment of long-term non-financial assets, including goodwill (notes 12 and 14)

(c)	Defined benefit obligation (note 22)

(d)	Recognition and measurement of deferred tax assets (note 23)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next twelve months are included in the following notes:

(a)	Key assumptions used in discounted cash flow projections (notes 12 and 14)

(b)	The reliability of financial forecasts (note 12 and 14)

(c)	Judgment in legal obligation and constructive obligation (note 20 and 22)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5.	New Standards and Interpretations Not Yet Adopted

There are new accounting standards, interpretations and amendments issued by the IASB but have not been adopted by the Company. The initial application of those accounting standards, amendments or interpretations are not expected to have any material financial impacts to the current period and prior period financial statements of the Company except as mentioned below:

(i)	IFRS 9, Financial Instruments (2010); IFRS 9, Financial Instruments (2009)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets.  Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.  IFRS 9 (2010) introduces additional changes relating to financial liabilities.  The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.  IFRS 9 (2010) and IFRS 9 (2009) are effective for a date yet to be confirmed.

(ii)	Amended IAS 39, Financial Instruments

The narrow-scope amendments will allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one).  The amendments are effective for annual periods beginning on or after January 1, 2014.

(iii)	IFRIC Interpretation 21, Levies

An entity should account for liabilities to pay levies imposed by governments if it is applicable for IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(iv)	IAS 19, Employee Benefits

The amendments to IAS 19 introduces a practical expedient for employee or third party contributions set out in the formal terms of the plan that are linked to service and independent of the number of years of service. The interpretation is effective for annual periods beginning on or after July 1, 2014.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.	Cash and Cash Equivalents

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)

Cash, demand deposits and checking accounts	$39,073,951	31,604,836	26,686,581
Time deposits within three months maturity date	29,369,113	39,742,679	47,122,961
Government bonds with reverse repurchase agreements	7,869,208	5,308,160	16,243,726
	$76,312,272	76,655,675	90,053,268

Refer to note 31 for the disclosure of currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2013, 2012 and January 1, 2012, deposits with maturities of more than three months amounting to $2,121,496 thousand, $770,016 thousand and $783,400 thousand, respectively, were reclassified to other current financial assets.

As of December 31, 2013, 2012 and January 1, 2012, none of the Company’s cash and cash equivalents was pledged as collateral.

7.	Derivative Financial Instruments and Hedging Instruments

(1)	Derivative Financial Instruments

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Financial assets measured at fair value through profit or loss Current:
Foreign currency forward contracts	$48,850	23,621	85,621
Noncurrent:
Interest rate swap contracts	$-	-	3
Options contracts	-	66	172
	$-	66	175

Financial liabilities measured at fair value through profit or loss Current:
Foreign currency forward contracts	$420,861	804,001	17,523
Noncurrent:
Interest rate swap contracts	$-	-	41
Options contracts	-	54,000	176,185
	$-	54,000	176,226
Hedging derivative financial liabilities
Noncurrent:
Interest rate swap contracts	$17,062	58,547	198,360

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Refer to note 31 for the discussion of the Company’s credit, currency and interest rate risks related to financial instruments.

There was no outstanding option as of December 31, 2013. The outstanding options as of December 31 and January 1, 2012 were as follows:

December 31, 2012
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 3,300	JPY 109.75	Jan. 2013 －Nov. 2013
Foreign currency put options	USD 6,600	JPY 109.75	Jan. 2013 －Nov. 2013

January 1, 2012
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 6,900	JPY 109.75	Jan. 2012 －Nov. 2013
Foreign currency put options	USD 13,800	JPY 109.75	Jan. 2012 －Nov. 2013

As of December 31, 2013, 2012 and January 1, 2012, outstanding foreign currency forward contracts were as follows:

December 31, 2013
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy JPY	Jan. 2014 – May 2014	USD180,199 / JPY18,315,188
Sell NTD / Buy JPY	Jan. 2014 – Mar. 2014	NTD435,439 / JPY1,496,285
Sell USD / Buy CNY	Jan. 2014 – Jun. 2014	USD239,000 / CNY1,460,592
Sell EUR / Buy JPY	Jan. 2014 – Feb. 2014	EUR88,000 / JPY11,976,340
Sell EUR / Buy CZK	Jan. 2014	EUR2,600 / CZK71,162
Sell USD / Buy SGD	Jan. 2014 – Feb. 2014	USD14,765 / SGD18,479
Sell USD / Buy MYR	Jan. 2014 – Feb. 2014	USD1,675 / MYR5,446

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

January 1, 2012
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

The Company entered into foreign currency forward contracts and options contracts with several banks to manage foreign currency exchange risk resulting from business operations.  Net loss arising from foreign currency forward contract and option contracts for the years ended December 31, 2013 and 2012 were $1,723,574 thousand (including valuation gain of $462,303 thousand and realized settlement loss of $2,185,877 thousand) and $1,260,588 thousand (including valuation loss of $726,361 thousand and realized settlement loss of $534,227 thousand), respectively.

AUO entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities.  As of December 31, 2013, 2012 and January 1, 2012, AUO’s total notional amount of outstanding interest rate swap contracts amounted to $11,111,111 thousand, $14,222,222 thousand and $24,777,778 thousand, respectively, and all of which were related to effective hedges.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUSJ also entered into interest rate swap contract with Standard Chartered Bank to manage interest rate risk exposure arising from financing activities.  As of January 1, 2012, AUSJ’s total notional amount of outstanding interest rate swap contracts amounted to US$16,800 thousand and all of which were related to effective hedges.

M. Setek also entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities.  As of January 1, 2012, M. Setek’s total notional amount of outstanding interest rate swap contracts amounted to JPY 190,000 thousand and none of which were related to effective hedges.

For the years ended December 31, 2013 and 2012, none of unrealized gains or losses resulting from change in fair value of interest rates swap contracts was recognized.

(2)	Hedge accounting

The Company entered into plain vanilla type interest rate swap contracts as the primary hedging instrument.  The Company paid interest based on fixed rate and received market floating-rate from the counterparty.  The aforementioned hedging contracts were intended to protect the Company from the risk of future cash flow fluctuation of debt bearing floating interest rate.  These contracts were designated as cash flow hedges and met the criteria for hedge accounting.

As of December 31, 2013, 2012 and January 1, 2012, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2013
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (17,062)	Jan. 2014–Aug. 2017	Jan. 2014–Aug. 2017

December 31, 2012
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (58,547)	Jan. 2013–Sep. 2014	Jan. 2013–Sep. 2014

January 1, 2012
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (198,360)	Jan. 2012–Sep. 2014	Jan. 2012–Sep. 2014

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8.	Available-for-sale Financial Assets－noncurrent

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Equity securities	$700,730	1,577,024	1,924,569

Some of available-for-sale securities were publicly listed equity shares, if the share price of these securities appreciates or depreciates by 7% at the reporting date, other comprehensive income would increase or decrease $28,001 thousand and $16,459 thousand, for the years ended December 31, 2013 and 2012, respectively.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery.  As a result, the Company recognized impairment losses of $412,563 thousand and $146,515 thousand for the years ended December 31, 2013 and 2012, respectively.

The Company held shareholdings of Simpal Electronics Co., Ltd. (“Simpal”) which was merged with and into Chipbond Technology Corporation (“Chipbond”) in October 2013.  After the merger, Chipbond is the surviving company.  In December 2013, the Company sold all of its shares in Chipbond, and the selling price and gain on disposal were $575,045 thousand and $221,209 thousand, respectively.

On July 23, 2012, M. Setek entered into an agreement to sell all of its shareholdings of Hebei Ningjin Songgong Semiconductor Co., Ltd. with book value of $408,699 thousand (JPY 1,431,019 thousand) to JA Solar Hong Kong Limited pursuant to the resolution of board of directors.  The transaction was completed in November 2013 and the selling price and gain on disposal were $1,055,606 thousand (JPY 3,696,098 thousand) and $695,117 thousand (JPY 2,265,079 thousand), respectively.

Refer to note 35 for certain available-for-sale financial assets－noncurrent were pledged as collateral.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.	Notes and Accounts Receivable, net (Including Related and Non-related Parties)

	December 31, 2013	December 31, 2012	January 1, 2012
		(in thousands)
Notes receivable	$70,377	66,862	122,361
Accounts receivable	44,222,803	43,007,898	51,942,121
Less: allowance for doubtful accounts	(63,652)	(68,150)	(81,925)
allowance for sales returns and discounts	(595,767)	(458,081)	(451,026)
	$43,633,761	42,548,529	51,531,531
Notes and accounts receivable, net	$40,600,855	36,357,450	44,747,926
Receivables from related parties, net	$3,032,906	6,191,079	6,783,605

Aging analysis of accounts receivable, including those from related parties and non-related parties less allowance for sales returns and discounts, at the reporting date was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)

Current	$41,811,006	35,622,852	43,094,120
Past due 0~60 days	1,670,551	6,829,065	7,771,668
Past due 61~180 days	139,456	78,066	569,602
Past due over 180 days	76,400	86,696	178,066
	$43,697,413	42,616,679	51,613,456

The movement in the allowance of doubtful accounts receivable was as follows:

	For the years ended December 31,
	2013	2012
	(in thousands)
Balance at beginning of the year	$68,150	81,925
Provisions charged to expense	38,602	66,997
Reversals	(37,399)	(72,484)
Write-offs	-	(1,758)
Effects of changes in foreign currency exchange rates	(5,701)	(6,530)
Balance at end of the year	$63,652	68,150

The valuation allowance provided at December 31, 2013 was for customers who can’t repay their remaining payables to the Company due to economic environments.  By considering the repayment history and an analysis of specific customer credits, the Company evaluated the possible uncollected amounts and provided valuation allowances based on the age and past experiences with respective customers.  The Company uses the valuation allowance to offset against uncollected receivables when it is deemed uncollectable.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information about the Company’s exposure to credit risk is included in note 31.

As of December 31, 2013, 2012 and January 1, 2012, the Company entered into financing facilities with banks to sell certain of its accounts receivable without recourse, details of which were as follows:

December 31, 2013
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms
(in thousands)
China Trust Commercial Bank	USD280,000	NTD2,750,000	USD102,782	See notes(a)~(c) and (e)
Citi Bank	USD120,000	-	USD80,885	See notes(a)~(d)
Mizuho Corporate Bank	USD180,000	USD14,139	USD14,139	See notes(a)~(d)
Taishin Bank	USD180,000	NTD950,000	USD35,372	See notes(a)~(c) and (e)
Bank of Taiwan	USD250,000	USD97,687	USD107,456	See notes(a)~(d)
		EUR25,990	EUR28,589
Taipei Fubon Bank	USD50,000	NTD1,325,000	USD49,790	See notes(a)~(c) and (e)
E.Sun Bank	USD60,000	USD18,863	USD20,959	See notes(a)~(c) and (e)
DBS Bank	USD120,000	USD20,029	USD20,029	See notes(a)~(c) and (e)
First Commercial Bank	USD120,000	USD38,646	USD38,646	See notes(a)~(d) and (f)
China Development Industrial Bank	USD60,000	-	USD32,926	See notes(a)~(d) and (f)

December 31, 2012
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms
(in thousands)
China Trust Commercial Bank	USD200,000	NTD3,800,000	USD144,462	See notes(a)~(c) and (e)
Citi Bank	USD120,000	USD72,024	USD82,913	See notes(a)~(d)
Mizuho Corporate Bank	USD180,000	USD35,020	USD35,020	See notes(a)~(d)
Taishin Bank	USD150,000	NTD 850,000	USD30,006	See notes(a)~(c) and (e)
Bank of Taiwan	USD250,000	USD170,000	USD188,210	See notes(a)~(d)
		EUR60,887	EUR69,624
First Commercial Bank	USD250,000	USD71,019	USD71,019	See notes(a)~(d) and (f)
China Development Industrial Bank	NTD550,000	NTD142,436	NTD645,725	See notes(a)~(d) and (f)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

January 1, 2012
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms
(in thousands)
Taipei Fubon Bank	USD48,000	-	USD14,604	See notes(a)~(d)
China Trust Commercial Bank	USD65,000	-	USD17,740	See notes(a)~(d)
Mizuho Corporate Bank	USD500,000	USD65,002	USD65,002	See notes(a)~(d)
The Export-Import Bank	USD11,000	USD5,296	USD5,951	See notes(a)~(d)
First Commercial Bank	USD250,000	USD189,019	USD189,019	See notes(a)~(d) and (f)
China Construction Bank	CNY100,000	-	-	See notes(a)~(b)

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):
As of December 31, 2013, 2012 and January 1, 2012, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of $4,467,511 thousand, $1,298,649 thousand and $999,517 thousand, respectively, were classified under other current financial assets.

Note (d):
To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables.

Note (e):
To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of insolvency are borne by respective banks.  The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables. In case any commercial dispute between the Company and customers or other reasons results in the Company’s failure to perform the obligation under these facilities, the banks have requested the Company to issue promissory notes in the amounts equal to 10 percent of respective facilities.  Other than such promissory notes, no collaterals were provided by the Company.

Note (f):	The aforementioned terms are applicable to the respective underwriting banks, and the Company bears all risks of customers except credit risk.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Inventories

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Finished goods	$15,244,321	16,710,153	19,842,427
Work-in-progress	14,372,565	17,849,827	20,699,320
Raw materials	7,981,108	8,026,002	7,340,201
	$37,597,994	42,585,982	47,881,948

For the years ended December 31, 2013 and 2012, the amounts of inventories that were charged to cost of sales were $381,966,523 thousand and $393,789,061 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $5,106,531 thousand and $4,880,410 thousand for the years ended December 31, 2013 and 2012, respectively, which also included in the cost of sales.  Subsequent reversals of previous inventory written-downs that are recognized as a reduction in the amount of inventories recognized in cost of sales were insignificant for the years ended December 31, 2013 and 2012.

As of December 31, 2013, 2012 and January 1, 2012, none of the Company’s inventories was pledged as collateral.

11.	Investments in Equity-accounted Investees

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Associates	$9,238,504	10,028,442	11,895,620
Joint ventures	4,115,357	3,790,739	4,026,205
	$13,353,861	13,819,181	15,921,825

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
The carrying amounts and ownership interest for equity-accounted investees at the reporting date were as follows:

(a)	Associates

	December 31, 2013		December 31, 2012		January 1, 2012
	Ownership interest	Amount	Ownership interest	Amount	Ownership interest	Amount
	%	(in thousands)%		(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	26	$3,081,111	42	3,565,029	43	3,400,754
Forhouse Corporation (“Forhouse”)	27	2,443,215	26	2,611,416	26	2,802,253
Qisda Corporation (“Qisda”)	10	2,550,521	10	2,391,667	10	3,349,934
Raydium Semiconductor Corporation (“Raydium”)	15	593,629	15	556,739	15	514,885
Daxin Materials Corp. (“Daxin”)	25	460,229	25	422,111	28	358,719
Wellypower Optronics Corporation Ltd. (“Wellypower”)	-	-	9	180,763	9	411,286
Sipix Technology Inc. (“STI”)	-	-	-	-	28	621,855
Others		109,799		300,717		435,934
		$9,238,504		10,028,442		11,895,620

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating and financial policies of Qisda, and therefore, the Company accounts for its investments in Qisda under the equity method of accounting.  Since the Company and Qisda had mutual holdings, the share of profit or loss was calculated by the treasury stock method.

For the years ended December 31, 2013 and 2012, the Company recognized its share of income of associates of $318,184 thousand and $357,881 thousand, respectively.  Additionally, for the years ended December 31, 2013 and 2012, the Company recognized its share of other comprehensive loss of associates of $223,196 thousand and $119,377 thousand, respectively.

In 2012 and 2013, an indication of impairment existed, primarily for the investments in Forhouse, STI, Qisda and Wellypower.  By performing impairment evaluations, the Company recognized impairment losses of $183,539 thousand and $1,635,899 thousand for the years ended December 31, 2013 and 2012, based on estimated recoverable amounts of $5,421,386 thousand and $3,082,773 thousand, respectively.  The recoverable amount was determined by the value in use, which were not necessarily the current market values.

In August 2012, the Company decided to sell all of its shares in STI and the equity-accounted investee was reclassified into noncurrent assets held for sale in September 2012.  The transaction was completed in November 2012, and the selling price and gain on disposal were $506,909 thousand and $289,644 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In January 2013, Wellypower was merged with and into Lextar.  After the merger, the Company’s ownership interests in Lextar increased to 35.92%. In May 2013, the Company sold part of its shares in Lextar.  The transaction was completed at the end of June 2013, and the selling price and gain on disposal were $1,484,362 thousand and $455,579 thousand, respectively. As of December 31, 2013, the Company held 26.09% ownership interest in Lextar.

In August 2013, the board of the Company decided to sell all of its 30% shareholding of BHQD to Qingdao Haier Corporation. The transaction was completed in December 2013, and the selling price and gain on disposal were US$2,310 thousand and US$188 thousand, respectively.

As of December 31, 2013, 2012 and January 1, 2012, market values of the Company’s investments in publicly listed companies, determined based on quoted market price, were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Lextar	$4,361,130	4,267,478	3,664,269
Forhouse	1,408,300	1,937,971	2,043,905
Qisda	1,374,438	1,368,813	1,170,054
Daxin	1,472,716	1,129,302	-
Wellypower	-	180,763	224,237
	$8,616,584	8,884,327	7,102,465

Summarized financial information for the associates was as follows (without adjustment for the Company’s proportionate share):

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Current assets	$76,841,831	74,788,434	82,582,687
Noncurrent assets	63,829,269	68,110,168	72,664,923
Total assets	140,671,100	142,898,602	155,247,610
Current liabilities	64,091,307	60,923,301	64,982,446
Noncurrent liabilities	23,979,761	31,236,657	34,519,192
Total liabilities	88,071,068	92,159,958	99,501,638
Net assets	$52,600,032	50,738,644	55,745,972

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the years ended December 31,
	2013	2012
	(in thousands)
Revenue	$168,795,026	176,569,116
Net profit (loss)	$2,638,994	(2,915,181)
Other comprehensive income (loss)	$4,049,767	(575,545)

(b)	Joint ventures

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
AUO SunPower Sdn. Bhd. (“AUSP”)	$4,006,593	3,790,739	3,894,560
Others	108,764	-	131,645
	$4,115,357	3,790,739	4,026,205

For the years ended December 31, 2013 and 2012, the Company recognized its share of income (loss) of joint ventures of $136,084 thousand and $(38,820) thousand, respectively.  Additionally, for the years ended December 31, 2013 and 2012, the Company recognized its share of other comprehensive income (loss) of joint ventures of $88,645 thousand and $(162,577) thousand, respectively.

AUO, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”).  In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (which classified under investments in equity-accounted investees and deferred credit) and a cash payment of US$108,069 thousand, and will continue to contribute additional cash over time so that the total cash contributions made by each shareholder equals US$350 million in the aggregate, or such lesser amounts as the parties may mutually agree. The amount of the deferred credit resulting from contributing technology that was amortized to earnings was $448,779 thousand and $310,693 thousand in 2013 and 2012, respectively. The remaining $517,821 thousand and $655,907 thousand will be recognized into earnings on a straight-line basis over the expected estimate remaining useful life of the technology, and it is recorded as other current liabilities of $138,086 thousand and $138,086 thousand and other noncurrent liabilities of $379,735 thousand and $517,821 thousand as of December 31, 2013 and 2012, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On September 1, 2010, AUO entered into a joint venture agreement with Wistron Corporation and, through its subsidiary AULB, invested Brivision Optronics (L) Corp. (“BWLB”) in Malaysia in March 2011, with AUO indirectly owning 51% of the shareholding.  BriVision Optronics (Zhongshan) Corp. (“BWCS”) is invested by BWLB and is mainly engaged in the manufacture of TFT-LCD TV panel modules in Mainland China.  In March 2012, the board of the Company decided to sell the 51% shareholding of BWLB to Wistron Corporation through AULB. The transaction contract was signed in December 2012, and the equity-accounted investee was reclassified into noncurrent assets held for sale. The transaction was completed in February 2013, and the selling price and gain on disposal were $154,191 thousand (US$5,150 thousand) and $41,082 thousand (US$1,380 thousand), respectively.

On August 28, 2009, AUO entered into a joint venture agreement with Sichuan Changhong Electric Co., Ltd. to establish BVCH at Economic and Technological Development Zone in Mianyang City, Sichuan Province, in which AUO indirectly held 51% ownership interests in BVCH and more than half of board seats through AULB.  Therefore, BVCH was AUO’s subsidiary.  In May 2013, AUO signed a shareholding transfer agreement with Sichuan Changhong Electric Co., Ltd. to sell 32% of ownership interests in BVCH to Sichuan Changhong Opto-electrical Co., Ltd., and also amended joint venture agreement to reduce the number of board seats held by AULB to one member (five members in total).  As a result, the Company lost control of BVCH and BVCH was deconsolidated from the consolidated financial statements starting from June 2013.  On June 8, 2013, the transaction was completed and the selling price and gain on disposal were $170,489 thousand (US$5,659 thousand) and $23,744 thousand (US$798 thousand), respectively.  The portion of abovementioned gain attributable to recognizing 19% investment retained in BVCH at its fair value amounted to $3,303 thousand (US$111 thousand).  The investment in BVCH was treated as joint venture and accounted for under the equity method.

Summarized financial information for the joint ventures was as follows (without adjustment for the Company’s proportionate share):

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Current assets	$4,494,503	8,669,669	8,813,358
Noncurrent assets	22,155,684	19,628,906	21,995,637
Total assets	26,650,187	28,298,575	30,808,995
Current liabilities	7,925,470	2,715,063	4,505,492
Noncurrent liabilities	12,694,972	19,153,708	19,176,371
Total liabilities	20,620,442	21,868,771	23,681,863
Net assets	$6,029,745	6,429,804	7,127,132

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
	For the years ended December 31,
	2013	2012
	(in thousands)
Revenue	$10,129,676	10,621,369
Net profit	$415,174	102,402
Other comprehensive income	$-	11,866

Equity investment in BWLB was classified as noncurrent assets held for sale as of December 31, 2012.  As a result, any financial information related to BWLB as of December 31, 2013 and 2012, was not included in the foregoing tables.

As of December 31, 2013, 2012 and January 1, 2012, none of the Company’s investments in equity-accounted investees was pledged as collateral.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.	Property, Plant and Equipment

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Net carrying amounts:
Land	$7,556,116	8,516,638	8,899,614
Buildings	99,233,949	100,986,291	102,447,476
Machinery and equipment	138,871,520	175,804,026	214,340,373
Other equipment	5,188,373	5,962,502	5,715,693
Prepayments for purchase of land and equipment, and construction in progress	19,419,049	24,248,760	27,957,746
	$270,269,007	315,518,217	359,360,902

Changes in the cost, depreciation, and impairment loss of the property, plant and equipment of the Company as of December 31, 2013 and 2012 were as follows:

	For the year ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of disposal of subsidiaries	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$8,678,182	-	(41,471)	-	(959,028)	7,677,683
Buildings	126,351,407	92,407	(28,783)	-	1,687,588	128,102,619
Machinery and equipment	766,254,302	3,228,421	(3,902,329)	(114,549)	13,961,962	779,427,807
Other equipment	39,238,456	3,303,448	(6,374,720)	(188,288)	1,983,097	37,961,993
	940,522,347	6,624,276	(10,347,303)	(302,837)	16,673,619	953,170,102

Accumulated depreciation and impairment loss:
Land	161,544	-	-	-	(39,977)	121,567
Buildings	25,365,116	3,585,528	(28,009)	-	(53,965)	28,868,670
Machinery and equipment	590,450,276	54,044,997	(3,761,872)	(68,239)	(108,875)	640,556,287
Other equipment	33,275,954	5,282,152	(6,218,961)	(124,525)	559,000	32,773,620
	649,252,890	62,912,677	(10,008,842)	(192,764)	356,183	702,320,144
Prepayments for purchase of land and equipment, and construction in progress	24,248,760	11,727,517	(178,307)	-	(16,378,921)	19,419,049
Net carrying amounts	$315,518,217					270,269,007

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of disposal of subsidiaries	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$8,899,614	1,448	(68)	-	(222,812)	8,678,182
Buildings	124,039,128	1,390,023	(13,119)	-	935,375	126,351,407
Machinery and equipment	748,342,262	9,893,362	(7,578,334)	-	15,597,012	766,254,302
Other equipment	41,469,424	3,497,182	(7,267,374)	-	1,539,224	39,238,456
	922,750,428	14,782,015	(14,858,895)	-	17,848,799	940,522,347

Accumulated depreciation and impairment loss:
Land	-	175,676	-	-	(14,132)	161,544
Buildings	21,591,652	4,168,791	(8,665)	-	(386,662)	25,365,116
Machinery and equipment	534,001,889	65,719,053	(7,150,538)	-	(2,120,128)	590,450,276
Other equipment	35,753,731	7,431,633	(7,228,443)	-	(2,680,967)	33,275,954
	591,347,272	77,495,153	(14,387,646)	-	(5,201,889)	649,252,890
Prepayments for purchase of land and equipment, and construction in progress	27,957,746	23,986,337	-	-	(27,695,323)	24,248,760
Net carrying amounts	$359,360,902					315,518,217

As of December 31, 2013 and 2012 and January 1, 2012, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was temporarily registered in the name of a farmer due to regulations.  An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

In November 2013, ACTW decided to sell its land located in Chang Hua Coastal Industrial Park, and has entered into an agreement with Depo Auto Parts Ind. Co., Ltd. in December 2013.  The selling price without deducting the Land Value Increment Tax was $810,000 thousand.  As of December 31, 2013, ACTW has received in advance for the land totaling $410,000 thousand, which was recorded as other current liabilities, while the land was reclassified as noncurrent assets held for sale.  This transfer was completed in January 2014.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The solar industry experienced significant downturns in recent years.  Some indications of impairment existed and the Company performed its impairment evaluation over the solar CGU in the fourth quarter of 2013 and 2012.  The recoverable amount was determined by the value in use, which was based on the future cash flows expected to be derived from the solar CGU.  The cash flow projections were determined using management’s internal forecasts for five years and extrapolated with stable or declining growth rates for subsequent years.  The sales growth rates and margins used to estimate cash flows were based on past performance and external market growth assumptions.

In 2012, the pre-tax discount rate applied to cash flow projections was 9.74% and cash flows beyond the five-year period were extrapolated using the average sales growth rate of negative 1%, which resulted in the estimated value in use of $28,007,430 thousand being less than its carrying amount.  Consequently, the Company recognized an impairment charge of $2,857,649 thousand related to property, plant and equipment and $175,581 thousand on goodwill in 2012.  Further in 2013, the Company wrote down its property, plant and equipment by $159,532 thousand of which were extremely low in utilization.

The capitalized borrowing costs were $241,286 thousand and $316,087 thousand for the years ended December 31, 2013 and 2012, respectively.  The interest rates applied for the capitalization, ranged from 0.61% to 6.90%, and 0.80% to 8.12% for the years ended December 31, 2013 and 2012, respectively.

Certain property, plant and equipment were pledged as collateral, see note 35.

13.	Investment Property

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Net carrying amounts:
Land	$836,960	836,960	836,960
Buildings	418,254	428,624	438,994
	$1,255,214	1,265,584	1,275,954

	For the year ended December 31, 2013
	Balance, Beginning of Year	Additions	Balance, End of Year
	(in thousands)
Cost:
Land	$836,960	-	836,960
Buildings	544,421	-	544,421
	1,381,381	-	1,381,381

Accumulated depreciation and impairment loss:
Buildings	115,797	10,370	126,167
Net carrying amounts	$1,265,584		1,255,214
Fair Value	$1,461,855		2,406,058

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
	For the year ended December 31, 2012
	Balance, Beginning of Year	Additions	Balance, End of Year
	(in thousands)
Cost:
Land	$836,960	-	836,960
Buildings	544,421	-	544,421
	1,381,381	-	1,381,381

Accumulated depreciation and impairment loss:
Buildings	105,427	10,370	115,797
Net carrying amounts	$1,275,954		1,265,584
Fair value	$1,502,640		1,461,855

The fair value of investment property is based on a valuation by an independent valuer who holds a recognized and relevant professional qualification and has recent experience in the location and category of the investment property being valued. Valuation techniques are based on both the income and market valuation approaches. The income approach is based on the discounted cash flow from the Company’s estimated future rentals. The yield applied to the net annual rentals to determine fair value of property for which current prices in an active market is 1.50%~1.77% and 2.2% for the years ended December 31, 2013 and 2012, respectively.

Certain investment property were pledged as collateral, see note 35.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.	Intangible Assets

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Net carrying amounts:
Goodwill	$-	-	175,581
Patent and technology fee	4,432,542	3,652,303	3,971,926
	$4,432,542	3,652,303	4,147,507

Change in the cost, amortization, and impairment loss of the Company’s intangible assets for the years ended December 31, 2013 and 2012 were as follows:

	For the year ended December 31, 2013
	Balance, Beginning of Year	Addition	Effect of disposal of subsidiaries	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Goodwill	$175,581	-	-	-	175,581
Patent and technology fee	9,659,452	1,654,318	(11,419)	3,787	11,306,138
	9,835,033	1,654,318	(11,419)	3,787	11,481,719

Accumulated amortization and impairment loss:
Goodwill	175,581	-	-	-	175,581
Patent and technology fee	6,007,149	874,233	(11,419)	3,633	6,873,596
	6,182,730	874,233	(11,419)	3,633	7,049,177
Net carrying amounts	$3,652,303				4,432,542

	For the year ended December 31, 2012
	Balance, Beginning of Year	Addition	Effect of disposal of subsidiaries	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Goodwill	$175,581	-	-	-	175,581
Patent and technology fee	9,214,031	445,292	-	129	9,659,452
	9,389,612	445,292	-	129	9,835,033

Accumulated amortization and impairment loss:
Goodwill	-	175,581	-	-	175,581
Patent and technology fee	5,242,105	764,976	-	68	6,007,149
	5,242,105	940,557	-	68	6,182,730
Net carrying amounts	$4,147,507				3,652,303

Goodwill of $175,581 thousand is solely related to solar CGU.  In 2012, the Company recognized a full goodwill impairment loss of $175,581 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Other Assets

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Refundable and overpaid tax	$3,142,553	3,030,402	2,477,953
Long-term prepaid rents	2,034,542	1,960,446	2,065,934
Prepayments for purchases	1,203,100	1,215,718	1,435,237
Refundable deposits	140,386	5,075,980	5,183,039
Others	1,958,250	2,354,948	1,911,374
	8,478,831	13,637,494	13,073,537
Less: current	(4,336,937)	(9,599,504)	(8,490,013)
Noncurrent	$4,141,894	4,037,990	4,583,524

16.	Short-term Borrowings

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Unsecured borrowings	$3,457,174	8,620,050	7,850,793
Unused facility	$24,271,139	21,147,309	23,901,952
Interest rate	1.06%~ 2.31%	1.04%~ 2.00%	1.20%~ 7.93%

17.	Bonds Payable

January 1, 2012
(in thousands)
Secured bonds payable	$3,500,000
Unsecured bonds payable	64,383
3,564,383
Less: current portion	(3,564,383)
Noncurrent	$-

For the year ended December 31, 2012

Interest expense	$65,467

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

All of these bonds have been repaid by September 30, 2012.  The significant terms of secured bonds payable were as follows:

Secured Bond 4

Issuer	AUO
Par value	NT$7,000,000 thousand
Issue date	Aug. 22, 2008
Issue price	At par value
Coupon rate	Fixed rate 2.90%
Duration	Aug. 22, 2008 –Aug. 22, 2012
Bank that provided guarantee	Mizuho Corporate Bank and three other banks
Redemption	As stated below

Secured Bond 4 was calculated based on simple interest.  AUO was obliged to pay annual interest for the bond.  The bond was payable in two equal installments at the end of years 3 and 4 from its issuance date.

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

Unsecured Bond 2 was calculated based on floating interest and M. Setek was obliged to pay interest semi-annually from the date of issuance.  The bond was payable in twelve installments which started from October 2005.

Unsecured Bond 3 was calculated based on simple interest and M. Setek was obliged to pay interest payment semi-annually from the date of issuance.  The bond was payable in fourteen installments starting from March 2006.  Each installment was payable at JPY67,500 thousand and the remaining balance is payable at final installment.

Certain of the Company’s assets were pledged to secure the bonds payable, see note 35.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%.  The duration period is five years commencing from the issuance date.  The overseas convertible bonds recognized as financial liabilities derive an option which gives bond holders the right to convert bonds into a given number of equity instruments of AUO at a specific conversion price. The embedded conversion option is denominated in a foreign currency other than AUO's functional currency; the amount of cash to be received in the functional currency would be variable. Consequently, the conversion option should be recognized as derivative financial liabilities and the fair value is estimated based on the Least Square Monte Carlo Simulation.

In 2011, AUO purchased the outstanding ECB 4 with par value of US$100,000 thousand.  In 2013, AUO purchased the outstanding ECB 4 with par value of US$105,000 thousand and recognized a gain in other gains and losses amounting to $222,192 thousand.  As of December 31, 2013, 2012 and January 1, 2012, the par value of outstanding convertible bonds was US$595,000 thousand, US$700,000 thousand and US$700,000 thousand, respectively.

Convertible bonds payable as of December 31, 2013, 2012 and January 1, 2012 consisted of the following:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Par value of ECB 4	$24,840,000	24,840,000	24,840,000
Unamortized discount	(63,734)	(116,720)	(158,377)
Accrued interest payable	1,707,610	1,319,370	738,628
Accumulated purchase amount	(6,365,250)	(3,105,000)	(3,105,000)
Effect of change in exchange rates	(604,806)	(1,339,567)	(528,123)
Convertible bonds payable	$19,513,820	21,598,083	21,787,128
Embedded derivative- conversion rights classified as fair value recognized through profit or loss	$-	-	-

	For the years ended December 31,
	2013	2012
	(in thousands)
Interest expense (including amortization of discount)	$641,437	659,836

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant terms of the aforementioned convertible bonds payable were as follows:

Conversion method	Bondholders may, at any time from 41 days after issuance to 10 days before maturity, convert ECB4 into common shares or ADSs of the Company.

Conversion price	Original price at NT$40.74. The conversion price was adjusted to NT$39.90 as a result of earnings distributions, as approved by stockholders on June 10, 2011.

Exchange rate	US$:NT$ exchange rate of NT$30.778 / US$1.00

Redemption terms	Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at a redemption price equal to 115.34% of the unpaid principal amount thereof (redemption rate on maturity is 2.875%, calculated semi-annually).

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
Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount in the event that AUO’s common shares cease to be listed or admitted to trading on the Taiwan Stock Exchange (for the avoidance of doubt, temporary suspension of trading of AUO’s common shares on the Taiwan Stock Exchange in accordance with the regulations of the Taiwan Stock Exchange is excluded).

(b)
Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount when one or more persons, acting in concert, acquire legal or beneficial ownership of over 50% of AUO’s capital stock.  A “person” aforementioned does not include AUO’s directors and AUO’s majority-owned direct or indirect subsidiaries.

 (Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2013	December 31, 2012	January 1, 2012
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Dec. 2009 to Oct. 2016	$38,813,100	51,600,800	58,000,000
Bank of Taiwan and others	From Sep. 2011 to Sep. 2016	44,878,550	45,000,000	12,000,000
Bank of Taiwan and others	From Sep. 2006 to Sep. 2014	10,665,600	21,331,200	31,996,800
Mega International Commercial Bank and others	From Jan. 2010 to Jan. 2014	11,211,980	19,080,000	27,000,000
Mizuho Corporate Bank and others	From Jun. 2011 to Jun. 2016	9,996,000	11,840,500	7,804,000
Credit Agricole Corporate and Investment Bank and others	From Nov. 2010 to Nov. 2015	8,648,640	10,485,360	10,904,400
Mizuho Corporate Bank and others	From Jun. 2011 to Jun. 2016	5,712,000	6,766,000	6,828,500
Mega International Commercial Bank and others	From Jul. 2006 to Jul. 2013	-	5,400,000	10,800,000
First Bank and others	From Feb. 2012 to Feb. 2017	4,770,000	4,400,000	-
ABN-AMRO Bank and others	From Aug. 2006 to Aug. 2013	-	2,543,434	4,779,194
Bank of Taiwan and others	From Feb. 2013 to Aug. 2017	17,300,000	-	-
Bank of Taiwan and others	From Dec. 2005 to Dec. 2012	-	-	8,221,400
Unsecured loans	From Mar. 2007 to Dec. 2018	6,654,601	10,647,559	14,214,885
Mortgage loans	From Feb. 2006 to Aug. 2020	3,347,506	3,813,559	6,407,890
		$161,997,977	192,908,412	198,957,069
Less: transaction costs		(260,802)	-	-
		161,737,175	192,908,412	198,957,069
Less: current portion		(62,763,024)	(45,490,589)	(42,868,289)
		$98,974,151	147,417,823	156,088,780
Unused credit facility		$34,653,389	7,232,213	45,881,909
Interest rate range		1.40%~ 6.77%	0.658%~ 7.315%	0.645%~ 7.935%

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is negotiated with Bank of Taiwan and First Bank, and is calculated based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the year ended December 31, 2013.  In the fourth quarter of 2013, AUO entered into a $26.9 billion five-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank.  As of December 31, 2013, AUO did not use the credit facility yet.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

These credit facilities contain covenants that require the Company to maintain certain financial ratios, calculating based on the Company’ annual consolidated financial statements prepared in accordance with Taiwan Financial Reporting Standards, such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and equipment and construction payable), leverage ratio (to be calculated as the sum of short-term borrowings plus current portion of long-term debts and long-term debts to consolidated tangible net worth), interest coverage ratio, tangible net worth and others as specified in the loan agreements.

As of December 31, 2013, AUO was in compliance with the covenants under each of the loan agreements.  However, certain of AUO’ subsidiaries were not in compliance with the current ratio, tangible net worth and leverage ratio covenants in their respective loan agreements. Failure to comply with financial covenants is not considered an event of default under loan agreement and therefore the loans are not callable by the banks unless a resolution is made by the banks to call the loans or there is a refusal to grant a waiver of the covenants by a majority of the banks and financial institutions. As of December 31, 2013, there was no such event of default on the aforementioned long-term borrowings.  Consequently, these loans are still classified as noncurrent liabilities as of December 31, 2013.

As of December 31, 2012, AUO and certain subsidiaries failed to comply with the financial covenants with respect to leverage ratio and tangible net worth in some of loan agreements, but subsequently obtained a waiver of such covenants from the syndicated banks.  Consequently, these loans were classified as noncurrent liabilities as of December 31, 2012.

Refer to note 31 for detailed information of exposures to interest rate, currency, and liquidity risk. Refer to note 35 for assets pledged as collateral to secure the aforementioned long-term borrowings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Provisions

Changes in provisions for the years ended December 31, 2013 and 2012 were as follows:

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2012	$2,685,337	23,812,513	92,432	26,590,282
Additions	648,785	6,879,138	173,683	7,701,606
Usage	(547,503)	(4,117,800)	-	(4,665,303)
Reversals	(104,798)	(223,895)	-	(328,693)
Effect of change in exchange rate	(1,098)	(181,901)	(3,552)	(186,551)
Balance at December 31, 2012	2,680,723	26,168,055	262,563	29,111,341
Less: current	(1,566,426)	(18,886,555)	-	(20,452,981)
Noncurrent	$1,114,297	7,281,500	262,563	8,658,360

Balance at January 1, 2013	$2,680,723	26,168,055	262,563	29,111,341
Additions	348,608	3,458,751	-	3,807,359
Usage	(353,633)	(21,226,890)	-	(21,580,523)
Reversals	(152,824)	-	-	(152,824)
Effect of change in exchange rate	1,261	278,754	8,149	288,164
Balance at December 31, 2013	2,524,135	8,678,670	270,712	11,473,517
Less: current	(1,531,807)	(4,812,307)	-	(6,344,114)
Noncurrent	$992,328	3,866,363	270,712	5,129,403

Current	$1,594,308	23,812,513	-	25,406,821
Noncurrent	1,091,029	-	92,432	1,183,461
Balance at January 1, 2012	$2,685,337	23,812,513	92,432	26,590,282

(a)	Provisions for warranties

The provision is estimated based on historical experience of warranty claims rate associated with similar products and services.  The Company expects most warranty claims will be made within two years from the date of the sale of the product.

(b)	Provisions for litigation and claims

The provisions for litigation and claims pertain to current litigation and settlement agreements. See note 36(d) for further information.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Operating Leases

(a)	Lessees

Non-cancellable lease payments as of December 31, 2013, 2012 and January 1, 2012 were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Less than one year	$930,764	855,996	1,009,189
Between one and five years	2,741,583	1,608,999	1,885,667
More than five years	4,103,809	3,682,790	4,078,436
	$7,776,156	6,147,785	6,973,292

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027.  In addition, the Company’s subsidiaries, including Toppan CFI, AUCZ, ACTW and M. Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009, to December 31, 2030.

Rental expense for operating leases amounted to $1,188,582 thousand and $1,176,293 thousand for the years ended December 31, 2013 and 2012, respectively.

The Company’s subsidiaries in China have obtained the land use rights which were recognized as long-term prepaid rents.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Lessor

The Company leased properties to third parties under operating lease.  Refer to note 13 for further information.

Non-cancellable lease receivables as of December 31, 2013, 2012 and January 1, 2012, were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Less than one year	$31,167	60,607	29,941
Between one and five years	32,208	52,034	27,776
More than five years	111,386	119,438	13,888
	$174,761	232,079	71,605

The Company also leased partial offices, see note 28 for rental income.  Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2013 and 2012 amounted to $14,470 thousand and $13,259 thousand, respectively.

22.	Employee Benefits

(a)	Defined benefit plans

Among AUO and its subsidiaries, AUO and Toppan CFI have established defined benefit pension plans covering their full-time employees in the Republic of China, and M. Setek has established in Japan.  The details were as follows:

(1)	Recognized liabilities for defined benefit obligations at the reporting date were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Present value of defined benefit obligations	$(2,490,854)	(2,468,402)	(2,075,995)
Fair value of plan assets	1,707,081	1,599,329	1,500,839
Net defined benefit liability	$(783,773)	(869,073)	(575,156)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(2)	Movement in net defined benefit liability

The following table shows a reconciliation for net defined benefit liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2013	2012	2013	2012	2013	2012
	(in thousands)
Balance at January 1,	$(2,468,402)	(2,075,995)	1,599,329	1,500,839	(869,073)	(575,156)
Included in profit or loss
Service cost	(21,205)	(23,395)	-	-	(21,205)	(23,395)
Interest cost	(38,832)	(36,500)	-	-	(38,832)	(36,500)
Expected return on plan assets	-	-	27,988	26,325	27,988	26,325
	(60,037)	(59,895)	27,988	26,325	(32,049)	(33,570)
Included in OCI
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(498,012)	(296,456)	-	-	(498,012)	(296,456)
- financial assumptions	359,705	(76,014)	-	-	359,705	(76,014)
- experience adjustment	111,095	16,395	-	-	111,095	16,395
Return on plan assets excluding interest income	-	-	(8,071)	(13,464)	(8,071)	(13,464)
	(27,212)	(356,075)	(8,071)	(13,464)	(35,283)	(369,539)
Other
Contributions paid by the employer	-	-	105,289	95,996	105,289	95,996
Benefits paid	28,860	17,930	(17,454)	(10,367)	11,406	7,563
Effect of changes in exchange rates and others	35,937	5,633	-	-	35,937	5,633
	64,797	23,563	87,835	85,629	152,632	109,192
Balance at December 31,	$(2,490,854)	(2,468,402)	1,707,081	1,599,329	(783,773)	(869,073)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(3)	Plan assets

Under the defined benefit plans in the Republic of China, plan assets only contain a pension fund (the “Fund”), as mandated by the ROC Labor Standards Law.  AUO and Toppan CFI contribute an amount based on a certain percentage of employees’ total salaries paid every month to the Fund as required by the law.  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name with Bank of Taiwan.  According to applicable regulations in the Republic of China, the minimum return on the plan assets should not be lower than the market interest rate on two-year time deposits.  The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return.  Due to AUO and Toppan CFI have no authority on investment decisions made for the required contributions to the fund, therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.  Additional contributions may be required in the future in order to provide for unfunded obligations.

Under the defined benefit plans in Japan, M. Setek is responsible to pay to employees when they are retired.

AUO and Toppan CFI anticipate contributing $22,823 thousand to the defined benefit plans in the next year starting from December 31, 2013.

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions (expressed as weighted averages)

	2013	2012

Discount rate	0.48%~2.00%	0.594%~1.75%
Expected long-term rate of return on plan assets	0.00%~2.00%	0.00%~1.75%
Rate of increase in future compensation levels	1.19%~3.79%	1.19%~3.00%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.   In addition, at December 31, 2013, the weighted-average duration of the defined benefit obligation was 8~25 years.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Sensitivity analysis

When measuring the present value of defined benefit obligation, the Company shall make judgments and estimates to determine the relevant actuarial assumptions, including discount rate, rate of increase in future compensations and etc., at each reporting date. Any changes in the actuarial assumptions may have significant effect on the Company’s defined benefit obligations.

Reasonably possible changes at December 31, 2013 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2013
	Changes in assumptions
	+ 0.25%	- 0.25%
	(in thousands)
Discount rate	(142,249)	151,840
Rate of compensation increase	150,060	(141,333)

(b)	Defined contribution plans

AUO and its subsidiaries in ROC have set up defined contribution plans in accordance with the ROC Labour Pension Act.  For the years ended December 31, 2013 and 2012, the companies set aside $849,342 thousand and $809,902 thousand, respectively, of the pension costs under the pension plan to the Bureau of the Labour Insurance.  Except for the aforementioned companies, other overseas subsidiaries recognized pension expenses of $1,030,424 thousand and $1,078,994 thousand for the years ended December 31, 2013 and 2012, respectively, for the defined contribution plans based on their respective local government regulations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income taxes liabilities individually on a stand-alone basis using the enacted tax rates in their respective tax jurisdictions.

(a)	The components of income tax expense (benefit) for the years ended December 31, 2013 and 2012 were as follows:

	For the years ended December 31,
	2013	2012
	(in thousands)
Current income tax expense:
Current year	$1,293,445	846,477
Adjustment to prior years and others	124,659	107,943
	1,418,104	954,420

Deferred income tax expense (benefit):
Temporary differences	(126,932)	114,685
Investment tax credit and income tax loss carryforwards	67,992	54,879
	(58,940)	169,564
Total income tax expense	$1,359,164	1,123,984

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013 and 2012 were as follows:

	For the year ended December 31, 2013
	Before tax	Tax (expense)benefit	Net of tax
	(in thousands)
Foreign operations - foreign currency translation differences	$3,011,724	(76,097)	2,935,627
Unrealized gains on available-for-sale financial assets	449,043	-	449,043
Cash flow hedges	41,485	-	41,485
Defined benefit plan actuarial losses	(35,283)	467	(34,816)
Equity-accounted investees – share of other comprehensive income	131,926	-	131,926
Realized gain on sales of securities transferred to profit or loss	(524,690)	-	(524,690)
Net current-year changes	$3,074,205	(75,630)	2,998,575

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2012
	Before tax	Tax benefit	Net of tax
	(in thousands)
Foreign operations - foreign currency translation differences	$(1,174,931)	32,575	(1,142,356)
Unrealized gains on available-for-sale financial assets	191,474	-	191,474
Cash flow hedges	140,576	-	140,576
Defined benefit plan actuarial losses	(369,539)	1,029	(368,510)
Equity-accounted investees – share of other comprehensive loss	(282,016)	-	(282,016)
Realized gain on sales of securities transferred to profit or loss	(122,987)	-	(122,987)
Net current-year changes	$(1,617,423)	33,604	(1,583,819)

(c)
Reconciliation of the expected income tax expense (benefit) calculated based on the Republic of China statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2013 and 2012, was as follows:

	For the years ended December 31,
	2013		2012
	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)
Profit (loss) before income taxes		$5,236,038		(51,494,063)
Expected income tax expense (benefit)	17.00%	$890,125	17.00%	(8,753,991)
Tax on repatriation of subsidiaries’ earnings	2.06%	108,002	(0.99%)	511,750
Effect of different subsidiaries income tax rate	(8.38%)	(438,738)	7.53%	(3,876,803)
Effect of changes in statutory income tax rate	(1.45%)	(75,763)	(0.36%)	184,516
Effect of change of unrecognized deductible temporary differences, net operating loss carryforwards, and investment tax credits	8.75%	458,390	(22.38%)	11,523,405
Permanent differences	(2.47%)	(129,316)	(0.02%)	11,963
Loss from domestic long-term investment	1.42%	74,377	(2.84%)	1,464,036
Tax holiday	0%	-	0.38%	(193,401)
Tax on undistributed retained earnings	7.19%	376,234	(0.12%)	64,031
Adjustments to prior year	1.77%	92,565	(0.27%)	140,212
Others	0.06%	3,288	(0.09%)	48,266
Actual income tax expense		$1,359,164		1,123,984
Actual effective tax rate	25.96%		(2.18%)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets			Deferred tax liabilities			Total
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Investment tax credits	$-	4,039	5,694	-	-	-	-	4,039	5,694
Net operating loss carryforwards-regular tax	150,694	211,512	265,348	-	-	-	150,694	211,512	265,348
Unrealized loss and expenses	147,034	160,750	69,416	(9,638)	(9,379)	(4,001)	137,396	151,371	65,415
Temporary differences of revenue recognition between financial reporting and tax accounting	2,243	905	579	-	-	-	2,243	905	579
Inventories	3,264	4,446	2,469	-	-	-	3,264	4,446	2,469
Foreign investment losses (gains) under the equity method	-	-	-	(275,452)	(365,490)	(318,494)	(275,452)	(365,490)	(318,494)
Actuarial loss on defined benefit plans	1,496	1,029	-	-	-	-	1,496	1,029	-
Foreign operations – foreign currency translation differences	-	-	-	(90,722)	(14,625)	(47,200)	(90,722)	(14,625)	(47,200)
Others	773,899	683,169	497,768	(444,318)	(426,908)	(76,499)	329,581	256,261	421,269
Deferred tax assets (liabilities)	$1,078,630	1,065,850	841,274	(820,130)	(816,402)	(446,194)	258,500	249,448	395,080

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2012	Recognized in profit or loss	Recognized in other comprehensive income	Effect of exchange rate and others	December 31, 2012	Recognized in profit or loss	Recognized in other comprehensive income	Effect of exchange rate and others	December 31, 2013
	(in thousands)
Investment tax credits	$5,694	(1,655)	-	-	4,039	(4,039)	-	-	-
Net operating loss carryforwards-regular tax	265,348	(53,223)	-	(613)	211,512	(63,953)	-	3,135	150,694
Unrealized loss and expenses	65,415	87,624	-	(1,668)	151,371	(18,994)	-	5,019	137,396
Temporary differences of revenue recognition between financial reporting and tax accounting	579	326	-	-	905	1,338	-	-	2,243
Inventories	2,469	2,013	-	(36)	4,446	(802)	-	(380)	3,264
Foreign investment losses (gains) under the equity method	(318,494)	(46,996)	-	-	(365,490)	90,038	-	-	(275,452)
Actuarial loss on defined benefit plans	-	-	1,029	-	1,029	-	467	-	1,496
Foreign operations – foreign currency translation differences	(47,200)	-	32,575	-	(14,625)	-	(76,097)	-	(90,722)
Others	421,269	(157,653)	-	(7,355)	256,261	55,352	-	17,968	329,581
Total	$395,080	(169,564)	33,604	(9,672)	249,448	58,940	(75,630)	25,742	258,500

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items.

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
Unused investment tax credits	$4,102,544	6,903,184	13,564,037
Unused income tax loss carryforwards	27,646,756	26,672,557	17,074,649
Goodwill	485,601	662,305	838,919
Others	9,865,548	11,067,008	9,656,760
	$42,100,449	45,305,054	41,134,365

As of December 31, 2013, the expiration dates for abovementioned unrecognized deferred tax assets of unused investment tax credits and unused income tax loss carryforwards were as follows:

	Unused investment tax credits	Unused income tax loss carryforwards
	(in thousands)
Expiration at the year:
2014	$2,756,462	-
2015	73,518	-
2018	-	-
2019	-	5,279,673
2020	-	745,181
2021	-	10,019,791
2022	-	10,345,495
2023	30,453	1,256,616
No expiration	1,242,111	-
	$4,102,544	27,646,756

(g)	Assessments by the tax authorities

As of December 31, 2013, the tax authorities had completed the examination of income tax returns of AUO and its subsidiaries located in the Republic of China through 2011, with the exception of ACTW through 2010.

(h)	The integrated income tax system

The balance of the imputation credit account of AUO as of December 31, 2013, 2012 and January 1, 2012 was $5,361,442 thousand, $5,307,823 thousand and $5,148,354 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated and actual creditable ratios for distribution of AUO’s earnings under Taiwan Financial Reporting Standards of 2013 and 2012 were 20.48% and 0%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, all amounted to $100,000,000 thousand as of December 31, 2013, 2012 and January 1, 2012.

AUO’s issued and outstanding common stock, with par value of $10 per share, amounted to $96,242,451 thousand, $88,270,455 thousand and $88,270,455 thousand as of December 31, 2013, 2012 and January 1, 2012, respectively.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2013, AUO had issued 64,441 thousand ADSs, which represented 644,412 thousand shares of its common stock.

On February 18, 2013, AUO’s board of directors passed a resolution to issue 640 million to 800 million common shares for cash through offering ADSs. On May 2, 2013, AUO issued 797,200 thousand additional common shares at $13.04 per share, resulting in net cash proceeds of $10,280,650 thousand after deducting underwriting discount. The issued and authorized common stock increased $7,971,996 thousand and capital surplus at a premium increased $2,308,654 thousand. The capital increase was approved by the Financial Supervisory Commission ROC and the record date was May 7, 2013. All payments due from the shares issued have been received and the relevant statutory registration procedures have been completed.

(b)	Capital surplus

Balance of capital surplus as of December 31, 2013, 2012 and January 1, 2012 were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)
From common stock	$54,103,486	51,794,831	51,794,831
From convertible bonds	6,049,862	6,797,012	6,797,012
From merger and others	349,664	53,924,140	56,395,945
	$60,503,012	112,515,983	114,987,788

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Legal reserve

According to the Republic of China Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the issued common stock.  When a company incurs no loss, it may, pursuant to a resolution to be adopted by a stockholders' meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

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

Pursuant to regulations promulgated by the Financial Supervisory Commission, and effective from the distribution of earnings for fiscal year 1999 onwards, a special reserve equivalent to the total amount of items that are accounted for as deductions to the equity shall be set aside from current earnings, and not distributed.  The special reserve shall be made available for appropriation to the extent of reversal of deductions to equity in subsequent periods.

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

According to the resolution of AUO’s annual shareholders’ meetings on June 19, 2013 and June 13, 2012, AUO offset its net loss arising from 2012 and 2011, respectively, with its capital surplus and legal reserve.

AUO did not award any profit sharing to employees and bonus to directors due to net loss for the years ended December 31, 2012 and 2011.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company has estimated its profit sharing to employees and bonus to directors based on certain percentage of the distributable earnings resolved in the board of directors for the year ended December 31, 2013. The distributable earnings are the remaining earnings after setting aside a legal reserve from the profit. For the year ended December 31, 2013, the estimated profit sharing to employees and estimated bonus to directors amounted to $564,351 thousand and $11,287 thousand, respectively, and recognized in cost of sales or operating expenses. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

AUO’s appropriations of earnings for 2013 had been approved in the meeting of the Board of Directors held on March 11, 2014. The appropriations and dividends per share were as follows:

	For Fiscal Year 2013
	Appropriation of Earnings	Dividends Per Share
	(in thousands, except for per share data)
Legal capital reserve	$401,749
Cash dividends to shareholders	1,443,637	$0.15
	$1,845,386

The profit sharing to employees and bonus to directors was also approved by the Board of Directors of AUO. There is no difference between the aforementioned approved amounts and the amounts charged against earnings of 2013. The appropriations of earnings, profit sharing to employees and bonus to directors for 2013 are to be presented for approval in the AUO’s shareholders’ meeting. The information about the appropriations of AUO’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

(e)	Other components of equity

(1)	Cumulative translation differences

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

(2)	Unrealized gains and losses on cash flow hedges

The unrealized gains and losses on cash flow hedges comprise the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss as the hedged cash flows affect profit or loss.

(3)	Unrealized gains and losses on financial instruments

The unrealized gains and losses on financial instruments comprise the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Non-controlling interests

	December 31,
	2013	2012
	(in thousands)
Balance at the beginning of the year	$14,062,612	15,870,764
Equity attributable to non-controlling interests:
Profit (loss) for the year	72,722	(1,290,976)
Adjustment of changes in ownership of subsidiaries	45,969	464,052
Unrealized gains (losses) on available-for-sale financial assets	(387)	331
Actuarial losses of defined benefit plans, net of tax	(1,160)	(2,560)
Proceeds from subsidiaries capital increase	-	2,452,786
Cash dividends from subsidiaries	(174,208)	(214,829)
Foreign currency translation differences, net of tax	436,746	(156,976)
Return of subsidiaries capital	(114,948)	(3,060,000)
Loss of control of subsidiaries and others	(290,826)	20
Balance at the end of the year	$14,036,520	14,062,612

25.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2013 and 2012 were calculated as follows:

	For the years ended December 31,
	2013	2012
	(in thousands, except for per share data)
Profit (loss) attributable to AUO’s stockholders	$3,804,142	(51,327,071)
Weighted-average number of common shares outstanding during the year:
Issued common shares at beginning of year	8,827,046	8,827,046
Effect of ADSs issued in May 2013	522,001	-
Weighted-average number of common shares (basic)	9,349,047	8,827,046
Basic earnings (loss) per share	$0.41	(5.81)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Diluted earnings per share for the year ended December 31, 2013 was calculated as follows:

For the year ended December 31, 2013
(in thousands, except for per share data)

Profit attributable to AUO’s stockholders	$3,804,142
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,349,047
Effect of employee stock bonus	61,881
Weighted-average number of common shares (diluted)	9,410,928
Diluted earnings per share	$0.40

The ECB was not taken into above consideration for the calculation of diluted earnings per share for the year ended December 31, 2013 due to its anti-dilutive effect.  The diluted earnings per share was not presented due to the anti-dilutive effect on the basic net loss per share presented for the year ended December 31, 2012.

26.	Revenue

	For the years ended December 31,
	2013	2012
	(in thousands)

Sale of goods	$407,629,049	370,718,257
Other operating revenue	8,733,956	7,752,678
	$416,363,005	378,470,935

Refer to note 37 for further revenue information.
(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

27.	The Nature of Expenses and Others

	For the years ended December 31,
	2013	2012
	(in thousands)

Changes in inventories	$4,987,988	5,295,965
Purchase of raw materials, merchandise and others	246,263,207	256,750,838
Depreciation and amortization(1)	63,627,377	75,266,069
Labor costs	36,848,221	34,938,264
Utility expense	14,037,928	14,312,194
Repairs & maintenance	10,950,079	8,308,521
Rental and local tax expense	3,045,216	2,696,178
Shipping costs	2,970,313	3,105,088
Professional service fee	2,019,584	2,612,537
Safety and environmental protection fee	1,158,229	941,127
Supplies and others	994,138	1,142,481
Miscellaneous expense	614,790	777,637
Insurance expense	554,825	463,421
Science Park management fee	427,554	379,989
Others	19,571,035	10,088,940
Total	$408,070,484	417,079,249

(1) Exclusive of depreciation expense for investment property.

These expenses are reported in cost of sales, selling and distribution, general and administrative and research and development expenses, excluding foreign exchange differences.

28.	Other Income

	For the years ended December 31,
	2013	2012
	(in thousands)

Interest income on bank deposits	$285,404	390,919
Interest income on government bonds with reverse repurchase agreements and others	43,956	85,198
Rental income	331,015	408,521
Compensation income	404,371	460,975
Dividend income	2,855	422,727
Grants	637,386	583,752
Others	743,477	839,451
	$2,448,464	3,191,543

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

29.	Other Gains and Losses

	For the years ended December 31,
	2013	2012
	(in thousands)

Foreign exchange gains, net	$2,642,219	1,988,284
Losses on valuation of financial assets and liabilities measured at fair value through profit or loss, net	(1,723,574)	(1,260,588)
Gains on disposals of investments and financial assets, net	1,813,751	614,285
Gains on disposals of investments in subsidiaries	23,744	-
Gains (losses) on disposals of property, plant and equipment, net	70,569	(389,008)
Impairment losses on investments and financial assets, net	(596,102)	(1,782,414)
Impairment losses on property, plant and equipment and investment property, net	(159,532)	(3,169,644)
Litigation expenses and other losses	(3,247,468)	(6,666,055)
	$(1,176,393)	(10,665,140)

30.	Finance Costs

	For the years ended December 31,
	2013	2012
	(in thousands)

Interest expense on bonds	$641,437	725,303
Interest expense on long-term borrowings	3,951,168	4,734,927
Interest expense on short-term borrowings	190,227	270,983
	$4,782,832	5,731,213

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

31.	Financial Instruments

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk are mainly from:

(1)	The carrying amount of financial assets recognized in the consolidated statements of financial position.

(2)	The amount of contingent liabilities as a result from the Company providing financial guarantee to its customers.

The Company’s potential credit risk is derived primarily from cash in bank, cash equivalents and trade receivables. The Company deposits its cash and cash equivalent investments with various reputable financial institutions of high credit quality. The majority of these financial institutions are located in the ROC. Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Management believes that there is a limited concentration of credit risk in cash and cash equivalent investments.

The majority of the Company’s customers are in high technology industries.  Management continuously evaluates and controls the credit quality, credit limit and financial strength of its customers to ensure any overdue receivables are taken necessary procedures. The Company also flexibly makes use of prepayments, accounts receivable factoring and credit insurance as credit enhancement instruments. If necessary, the Company will request collaterals from its customers or invest in credit insurance.

Additionally, on the reporting date, the Company reviews the recoverability of its receivables to provide appropriate valuation allowances. Consequently, management believes there is a limited concentration of its credit risk.

For the years ended December 31, 2013 and 2012, the Company’s five largest customers accounted for 39.7% and 37.6%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

Refer to note 9 for aging analysis of accounts receivable and the movement in the allowance of doubtful accounts receivable.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Liquidity risk

The following, except for accounts payable and equipment and construction payable, are the contractual maturities of other financial liabilities. The amounts include estimated interest payments but excluding the impact of netting agreements, except for short-term borrowings.

	Contractual cash flows	2014.1.1~ 2014.12.31	2015.1.1~ 2015.12.31	2016.1.1~ 2018.12.31	2019 and thereafter
	(in thousands)
December 31, 2013
Non-derivative financial liabilities
Short-term borrowings	$3,457,174	3,457,174	-	-	-
Convertible bonds payable	20,608,778	-	20,608,778	-	-
Long-term borrowings (including current installments)	167,114,922	65,261,130	42,062,383	59,682,614	108,795
Refundable deposits	950,958	36,671	240	-	914,047
Derivative financial liabilities
Foreign currency forward contracts－inflows	(16,909,871)	(16,909,871)	-	-	-
Foreign currency forward contracts－outflows	17,273,048	17,273,048	-	-	-
Interest rate swap contracts	38,243	24,157	7,281	6,805	-
	$192,533,252	69,142,309	62,678,682	59,689,419	1,022,842

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Contractual cash flows	2013.1.1~ 2013.12.31	2014.1.1~ 2014.12.31	2015.1.1~ 2017.12.31	2018 and thereafter
	(in thousands)
December 31, 2012
Non-derivative financial liabilities
Short-term borrowings	$8,620,050	8,620,050	-	-	-
Convertible bonds payable	23,515,750	-	-	23,515,750	-
Long-term borrowings (including current installments)	200,988,563	51,293,526	63,444,168	86,250,869	-
Refundable deposits	1,033,644	10,684	3,791	17,586	1,001,583
Derivative financial liabilities
Foreign currency forward contracts－inflows	(18,673,156)	(18,673,156)	-	-	-
Foreign currency forward contracts－outflows	19,389,553	19,389,553	-	-	-
Interest rate swap contracts	100,571	62,202	38,369	-	-
Options contracts	62,208	62,208	-	-	-
	$235,037,183	60,765,067	63,486,328	109,784,205	1,001,583

	Contractual cash flows	2012.1.1~ 2012.12.31	2013.1.1~ 2013.12.31	2014.1.1~ 2016.12.31	2017 and thereafter
	(in thousands)
January 1, 2012
Non-derivative financial liabilities
Short-term borrowings	$7,850,793	7,850,793	-	-	-
Bonds payable (including current installments)	3,629,781	3,629,781	-	-	-
Convertible bonds payable	24,455,540	-	-	24,455,540	-
Long-term borrowings (including current installments)	209,567,304	49,006,279	50,447,029	110,113,996	-
Refundable deposits	1,072,900	54,187	-	-	1,018,713
Derivative financial liabilities
Foreign currency forward contracts－inflows	(15,657,963)	(15,657,963)	-	-	-
Foreign currency forward contracts－outflows	15,584,516	15,584,516	-	-	-
Interest rate swap contracts	292,136	121,642	100,343	70,151	-
Options contracts	176,013	90,753	85,260	-	-
	$246,971,020	60,679,988	50,632,632	134,639,687	1,018,713

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Currency risk

(1)	The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currence amounts	Exchange rate	NTD
	(in thousands)
December 31, 2013
Financial assets
Monetary items
USD	$2,328,517	30.03	69,925,366
JPY	21,032,926	0.2856	6,007,004
EUR	45,289	41.45	1,877,229
Financial liabilities
Monetary items
USD	1,619,975	30.03	48,647,849
JPY	35,677,985	0.2856	10,189,633
EUR	756	41.45	31,336

December 31, 2012
Financial assets
Monetary items
USD	2,664,861	29.126	77,616,741
JPY	26,173,221	0.3383	8,854,401
EUR	126,319	38.548	4,869,345
Financial liabilities
Monetary items
USD	1,981,322	29.126	57,707,985
JPY	42,469,046	0.3383	14,367,278
EUR	10,341	38.548	398,625

January 1, 2012
Financial assets
Monetary items
USD	2,476,516	30.29	75,013,670
JPY	32,197,451	0.3902	12,563,445
EUR	95,619	39.259	3,753,906
Financial liabilities
Monetary items
USD	1,539,705	30.29	46,637,664
JPY	35,237,397	0.3902	13,749,632
EUR	15,458	39.259	606,866

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade and other receivables, convertible bonds payables, loans and borrowings and trade and other payables that are denominated in foreign currency.

1 % of depreciation or appreciation of the NTD against the USD, EUR and the JPY at December 31, 2013 and 2012 would have increased or decreased the net profit before tax for the year ended December 31, 2013 by $189,372 thousand and decreased or increased the net loss before tax for the year ended December 31, 2012 by $188,661 thousand, respectively. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables were remained constant. The analysis was performed on the same basis for both periods.

(d)	Interest rate analysis

Please refer to note 32 for the liquidity risk management with regard to the Company’s interest rate exposure to its financial assets and liabilities.

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in an increase or a decrease in the net profit before tax for the year ended December 31, 2013 by $382,962 thousand and a decrease or an increase in the net loss before tax for the year ended December 31, 2012 by $468,266 thousand, respectively.

(e)	Fair value

(1)	Fair value and carrying amount

The management has assessed that the carrying amount of non-derivative financial assets－current, including cash and cash equivalents, receivables/payables (including related parties), other current financial assets, and short-term borrowings, approximates their fair value due to their short-term nature.  Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2013, 2012 and January 1, 2012 were as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2013		December 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Available-for-sale financial assets－noncurrent	$700,730	700,730	1,577,024	1,577,024	1,924,569	1,924,569
Foreign currency forward contracts	48,850	48,850	23,621	23,621	85,621	85,621
Interest rate swap contracts	-	-	-	-	3	3
Options contracts	-	-	66	66	172	172
Refundable deposits (excluding guarantee for lawsuits)	140,386	140,386	297,692	297,692	404,751	404,751

Financial liabilities:
Long-term borrowings (including current installments)	161,737,175	161,742,386	192,908,412	192,932,107	198,957,069	198,972,893
Convertible bonds payable	19,513,820	18,477,322	21,598,083	18,292,497	21,787,128	16,649,444
Current installments of bonds payable	-	-	-	-	3,564,383	3,638,651
Foreign currency forward contracts	420,861	420,861	804,001	804,001	17,523	17,523
Interest rate swap contracts	17,062	17,062	58,547	58,547	198,401	198,401
Options contracts	-	-	54,000	54,000	176,185	176,185
Guarantee deposits received	950,958	950,958	1,033,644	1,033,644	1,072,900	1,072,900

(2)	Fair value hierarchy

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

(i)	Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets accessible to the entity at the measurement date.

(ii)
Level 2 inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

(iii)
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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Recurring fair value measurements were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2013
Assets:
Available-for-sale financial assets－noncurrent	$400,011	-	300,719	700,730
Foreign currency forward contracts	-	48,850	-	48,850
Liabilities:
Foreign currency forward contracts	-	420,861	-	420,861
Interest rate swap contracts	-	17,062	-	17,062
Long-term borrowings (including current installments)	-	161,742,386	-	161,742,386
Convertible bonds payable	18,477,322	-	-	18,477,322
December 31, 2012
Assets:
Available-for-sale financial assets－noncurrent	$235,134	-	1,341,890	1,577,024
Foreign currency forward contracts	-	23,621	-	23,621
Options contracts	-	66	-	66
Liabilities:
Foreign currency forward contracts	-	804,001	-	804,001
Interest rate swap contracts	-	58,547	-	58,547
Options contracts	-	54,000	-	54,000
Long-term borrowings (including current installments)	-	192,932,107	-	192,932,107
Convertible bonds payable	18,292,497	-	-	18,292,497
January 1, 2012
Assets:
Available-for-sale financial assets－noncurrent	$436,774	-	1,487,795	1,924,569
Foreign currency forward contracts	-	85,621	-	85,621
Interest rate swap contracts	-	3	-	3
Options contracts	-	172	-	172
Liabilities:
Foreign currency forward contracts	-	17,523	-	17,523
Interest rate swap contracts	-	198,401	-	198,401
Options contracts	-	176,185	-	176,185
Long-term borrowings (including current installments)	-	198,972,893	-	198,972,893
Convertible bonds payable	16,649,444	-	-	16,649,444
Current installments of bonds payable	-	3,638,651	-	3,638,651

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Determination of fair value

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

Descriptions of the valuation methodologies, including the valuation techniques and the input(s) used in the fair value measurements for assets and liabilities are discussed as follows:

The fair values of financial assets and liabilities which were publicly traded on active markets were determined with reference to quoted market prices.

Those non-publicly traded equity securities which are included in available-for-sale financial assets, are determined using an analysis of various factors. These factors include the private company’s current operating and future expected performance, as well as changes in the industry and market prospects. Hence, they are categorized in Level 3.

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

The fair value of long-term borrowings and bonds payable is estimated based on the present value of future discounted cash flows.  The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc.  The Company used a discount rate of 1.8674% as of December 31, 2013.

The refundable deposits and guarantee deposits received are based on carrying amount due to no fixed maturity.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

Changes in Level 3 fair value measurements for the years ended December 31, 2013 and 2012 were as follows:

Available-for- sale financial assets without quoted market prices
(in thousands)

Balance at January 1, 2012	$1,487,795
Net realized/unrealized losses included in:
Profit or loss	(11,512)
Other comprehensive income	-
Sales	(65,554)
Effect of change in exchange rate	(68,839)
Balance at December 31, 2012	1,341,890
Net realized/unrealized gains included in:
Profit or loss	282,558
Other comprehensive income	-
Purchases	209,478
Sales	(1,063,157)
Transfer out (i)	(349,799)
Effect of change in exchange rate	(120,251)
Balance at December 31, 2013	$300,719

(i)
Investment in securities with a fair value of $353,836 thousand were transferred from Level 3 to Level 1 during the year of 2013 as a result of increased activity in the market for securities that were not being actively traded in the prior year.

(ii)
Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2013 and 2012 were $(412,563) thousand and $(23,108) thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Description of valuation processes for fair value measurements categorized within Level 3

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

32.	Financial Risk Management

(a)	Risk management framework

The managerial officers of related divisions are appointed to review, control, trace and monitor the strategic risks, financial risks and operational risks faced by the Company.  The managerial officers report to CEO and Chairman the progress of risk controls from time to time and, if necessary, report to the Board of Directors, depending on the extent of impact of risks.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Financial risk information

Hereinafter discloses information about the Company’s exposure to variable risks, and the goals, policies and procedures of the Company’s risk measurement and risk management. See footnotes to the consolidated financial statements for the quantitative analysis of variable risks.

(1)	Credit risk

See note 31(a) for the analysis of credit risk arising from cash and cash equivalents and trade and other receivables.  For credit of guarantee, the Company’s policy is to provide financial guarantees only to wholly-owned subsidiaries.

(2)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset due to an economic downturn or unbalanced demand and supply resulting in a significant drop in product prices. The Company’s approach to managing liquidity is to ensure, as far as possible, that it always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions.

Liquidity risk of the Company is monitored through its corporate treasury department which tracks the development of the actual cash flow position for the Company and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long term basis. Corporate treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due, without incurring unacceptable losses or risking damage to the Company’s reputation.

As of December 31, 2013, the Company’s total current liabilities exceeded its total current assets by $11,734,601 thousand.  Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months.  Therefore, management believes that the Company does not have significant liquidity risk. See note 31(b) for disclosure of contractual maturities of financial liabilities and sensitivity analysis.

(3)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are executed in accordance with the Company’s handling procedures for conducting derivative transactions, and also monitored by internal audit department.

(i)	Currency risk

The Company is exposed to currency risk on foreign currency denominated financial assets and liabilities arising from operating, financing and investing activities such that the Company uses forward exchange contracts to hedge its currency risk. Gains and losses derived from the foreign currency fluctuations on underlying assets and liabilities are likely to offset. However, transactions of derivative financial instruments help minimize the impact of foreign currency fluctuations, but the risk cannot be fully eliminated.

The Company periodically examines portions exposed to currency risks for individual asset and liability denominated in foreign currency and uses forward contracts as hedging instruments to hedge positions exposed to risks.  The contracts have maturity dates that do not exceed six months, and do not meet the criteria for hedge accounting.

(ii)	Interest rate risk

The Company’s exposure to changes in interest rates is mainly from floating-rate long-term debt obligations. Any change in interest rates will cause the effective interest rates of long-term borrowings to change and thus cause the future cash flows to fluctuate over time. The Company enters into and designates interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. See note 31(d) for disclosure of interest rate risk analysis.

(iii)	Equity price risk

See note 8 for disclosure of equity price risk analysis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

33.	Capital Management

Through clear understanding and managing of significant changes in external environment, related industry characteristics, and corporate growth plan, the Company manages its capital to ensure it has sufficient financial resources to maintain proper working capital, to invest in capital expenditures and research and development expenses, to repay debts and to distribute dividends in accordance to its plan. The management determines the most suitable capital in terms of maintaining proper debt-to-equity ratio, interest-bearing debt-to-equity ratio, and other financial ratios. To sustain strong capital base, the Company improves the returns of its shareholder by applying most appropriate debt-to-equity ratio. The Company’s debt to adjusted capital ratios at the end of the reporting periods were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)

Total liabilities	$311,845,715	378,859,660	396,894,918
Total equity	152,990,220	136,148,799	191,550,583
Interest-bearing debts	184,708,169	223,126,545	232,159,373
Debt-to-equity ratio	204%	278%	207%
Interest-bearing debt-to-equity ratio	121%	164%	121%

34.	Related-party Transactions

AUO is the ultimate controlling party of the Company.  All significant inter-company balances and transactions are eliminated in the consolidated financial statements and are not disclosed in the note. The significant related party transactions were as follows:

(a)	Compensation to executive officers

Executive officers’ compensation comprised:

	For the years ended December 31,
	2013	2012
	(in thousands)

Short-term employee benefits	$232,064	198,077
Post-employment benefit	3,062	3,139
Termination benefits	-	895
	$235,126	202,111

(b)	Except as disclosed in the consolidated financial statements and other footnotes, the significant related party transactions were as follows:

(1)	Sales

	Sales		Receivables from related parties
	For the years ended December 31,		December 31,	December 31,	January 1,
	2013	2012	2013	2012	2012
	(in thousands)
Associates	$28,397,655	33,927,270	2,591,012	5,805,498	5,869,246
Joint ventures	4,116,521	4,162,424	441,894	385,581	914,359
	$32,514,176	38,089,694	3,032,906	6,191,079	6,783,605

The collection terms for sales to related parties were month-end 30 to 55 days.  The collection terms for sales to unrelated customers were month-end 30 to 60 days.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Purchases

	Purchases		Payables to related parties
	For the years ended December 31,		December 31,	December 31,	January 1,
	2013	2012	2013	2012	2012
	(in thousands)
Associates	$53,673,936	54,358,330	14,861,035	15,725,450	17,428,741
Joint ventures	730,107	531,269	91,541	89,478	25,438
	$54,404,043	54,889,599	14,952,576	15,814,928	17,454,179

The payment terms were 30 to 120 days.  The pricing and payment terms with related parties were not materially different from those with unrelated vendors.

(3)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to associates.  Total rental income for the years ended December 31, 2013 and 2012, amounted to $142,130 thousand and $153,202 thousand, respectively.  The collection term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

In 2013 and 2012, the selling price to associates on property, plant and equipment were $39,182 thousand and $3,676 thousand, respectively.  Gains on disposals for the years ended December 31, 2013 and 2012, amounted to $8,014 thousand and $193 thousand, respectively.  The collection term was 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

In 2013 and 2012, administration and other income received from related parties were as follows:

	For the years ended December 31,
	2013	2012
	(in thousands)

Associates	$16,815	30,571
Joint ventures	16,291	49,639
	$33,106	80,210

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2013, 2012 and January 1, 2012, other receivables from the aforementioned transactions were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)

Associates	$86,442	68,528	114,383
Joint ventures	6,976	22,657	77,116
	$93,418	91,185	191,499

In 2013 and 2012, The Company has received cash dividends from associates of $230,447 thousand and $184,988 thousand, respectively.

(4)	Acquisition of property, plant and equipment and others

In 2013 and 2012, the Company acquired property, plant, and equipment from associates for a total consideration of $8,355 thousand and $12,224 thousand, respectively.

In 2013 and 2012, the Company paid rental and other expenses to associates in the amounts of $309,381 thousand and $437,541 thousand, respectively.

As of December 31, 2013, 2012 and January 1, 2012, amounts due to related parties as a result of the aforementioned transactions (includes equipment payable) were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
	(in thousands)

Associates	$70,552	76,065	179,254
Joint ventures	-	-	981
	$70,552	76,065	180,235

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

35.	Pledged Assets

Pledged assets	Pledged to secure	December 31, 2013	December 31, 2012	January 1, 2012
		(in thousands)
Restricted cash in banks (classified as other financial assets)(1)	R&D projects, oil purchases and guarantees for customs duties	$217,383	410,592	158,509
Secured deposit (classified as other current assets)	Guarantees for lawsuit	-	4,778,288	4,778,288
Land and building (including investment property)	Long-term borrowings	75,986,659	79,807,136	92,496,496
Machinery, equipment and prepayments for equipment	Long-term borrowings and bonds payable	84,579,427	110,411,432	162,782,620
Available-for-sale financial assets	Long-term borrowings	-	2,829	3,309
		$160,783,469	195,410,277	260,219,222

(1) Other financial assets are classified as current or noncurrent by its liquidity.

36.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2013, in addition to those disclosed in the aforementioned notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2013, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	December 31, 2013
(in thousands)

USD	15,718
JPY	822,330

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display Inc. (formerly Japan Display East Inc./Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display, Co., Ltd. (formerly IPS Alpha Technology, Ltd.), Guardian Industries Corp., Fergason Patent Properties LLC, Toshiba Mobile Display Co., Ltd., LG Display Co., Ltd., Sharp Corporation, Samsung Electronics Co., Ltd., Hydis Technologies Co., Ltd., E Ink Holdings Inc., Seiko Epson Corporation and others.  AUO also entered into a trademark licensing agreement with BenQ Corporation, which granted AUO a non-exclusive trademark license for the develop, market and sell of solar products and services.  The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

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

As of December 31, 2013, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $13,698,792 thousand.

(d)	Litigation

(1)	Alleged patent infringements

In April 2011, Eidos Display, LLC and Eidos III, LLC (together “Eidos”) filed a lawsuit in the Eastern Texas Court against AUO, AUUS and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States.  Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  In December 2013, the magistrate granted summary judgment to invalidate Eidos’ patents and such summary judgment has been confirmed by the trial judge in January 2014.  Eidos lodged an appeal in February 2014 and the final outcome of the matter will depend on further court proceedings.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations including but not limited by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”) and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is list of the material antitrust proceedings against AUO and certain of its subsidiaries.

United States

In June 2010, AUO, AUUS and certain of its current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, a jury reached a guilty verdict for charges made by the US DOJ against AUO and AUUS and found the alleged gross gains of AUO, AUUS and their alleged coconspirators at least US$500 million. In September  2012, the Northern California Court rendered judgment against AUO and AUUS regarding the antitrust matter and imposed a fine of US$500 million against AUO to be payable over 3 years, imposed no fine against AUUS.  AUO paid the first installment of US$125 million in January 2013 and second installment of US$125 million in September 2013. AUO plans to pay the remaining two installments, each in the amount of US$125 million, in September 2014 and 2015, respectively, subject to the outcome of the appeal. The Northern California Court placed AUO and AUUS on probation for three years, ordered the Company to publish the conviction and fine in three major trade publications in the U.S., as well as assigned a monitor and required us to adopt an effective antitrust compliance program.  AUO and AUUS have lodged an appeal (the oral hearing was held in October 2013) and will take further appropriate actions depending on the developments of this lawsuit.  Although the judgment is being appealed, in accordance with IFRS, AUO recognized an additional provision in the third quarter of 2012 to adjust the provision for this matter to the full amount of the fine imposed.

Europe

In November 2011, the DG COMP advised AUO that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. No determination has been made and AUO does not know when the investigation may be concluded. As with the prior EU investigation, AUO is cooperating with DG COMP and AUO intends to continue to cooperate as warranted as part of AUO’s ongoing defense of this matter. Management is reviewing the merits of this case on an on-going basis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Brazil

AUO received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations.  In December 2013, the Secretariat of Economic Law of Brazil determined that all defendants were properly served.  AUO will continue to cooperate with the Secretariat of Economic Law of Brazil and has filed an official response pursuant to the applicable local rules.  Management is reviewing the merits of this case on an on-going basis.

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

AUO and AUUS have reached a settlement agreement with: (i) the direct purchaser plaintiffs, (“DPP”) for a payment of US$38 million by AUO, and (ii) with the indirect purchaser plaintiffs (“IPP”) and the state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, for a payment of US$161.5 million by AUO and for an additional aggregate payment of US$8.5 million to the eight settling states.  The DPP and IPP settlements have obtained final approval by the Northern California Court.  AUO has fully recognized the costs in its consolidated financial statements and paid these settlement amounts.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corp, Dell, Electrograph, HP, Kmart Corp, Kodak, Tracfone, Motorola Inc. (“Motorola”), Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, SB Trust, Sony, Target Corp., TechData Corporation, T Mobile, Viewsonic, Wal-Mart and other various business entities, filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. Since 2012, AUO and its subsidiaries have reached settlement agreements with AT&T, HP, Dell, Nokia, Sony, T Mobile and Wal-Mart, SB Trust, Best Buy, Kmart Corp, RadioShack, Kodak, Sears, Target Corp., Viewsonic and certain other companies, respectively. As to the case with Motorola, in January 2014, the United States District Court for the Northern District of Illinois Eastern Division granted summary judgment in favor of the defendants and Motorola will take an interlocutory appeal. The case with Costco is scheduled for trial in September 2014. Management currently cannot predict the ultimate outcome of the above unresolved matters with certainty.

Since August 2010, a number of states in the U.S, such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State and Oklahoma State also filed lawsuits against a number of LCD manufacturers including AUO.  Since 2012, AUO and AUUS have settled with the states of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, Wisconsin and Oklahoma.  The case with the state of Washington is scheduled for trial in May 2015.  AUO has retained counsel to handle the related matters for the litigation between the remaining states and the ultimate outcomes of these matters will depend on further court proceedings.

In addition to the matters described above, the Company is also a party to other litigations or proceedings that arise during the ordinary course of business.  Except as mentioned above, the Company, to its knowledge, is not involved as a defendant in any material litigation or proceeding which could be expected to have a material adverse effect on the Company’s business or results of operations.

The Company has made certain provisions with respect to certain of the above lawsuits as the management deems appropriate, considering factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the cases and the opinions or views of legal counsel and other advisors.  Otherwise management is unable to estimate the potential estimated loss for certain cases described above if the final outcome of the cases is unfavorable to the Company as such legal proceedings and/or lawsuits are in their early stage, and/or the management does not have sufficient information to estimate the possible loss.  While the ultimate resolution of the legal proceedings and/or lawsuits cannot be predicted with certainty and management intends to defend the lawsuits described above vigorously, there is a possibility that one or more legal proceedings or lawsuits may result in an unfavorable outcome to the Company.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Management will re-assess all litigation and claims at each reporting date based on the facts and circumstances that exist at that time, and will make new provisions or adjustments to previous provisions, as considered necessary under IFRS.  Such new provisions or adjustments may have a material adverse effect on the Company’s business, results of operations and future prospects.  See note 20 for further information about legal provisions and the movements in those legal provisions.

(e)	Sales agreements

Since 2006, M. Setek entered into long-term sales agreements with five customers.  The agreements provide that, from 2006 to 2015, M. Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M. Setek.  In the event that there are remaining prepayments when some agreements expire, these customers may either request M. Setek to repay in cash or continue to purchase products from M.Setek.  As of December 31, 2013, the remaining unearned revenue amounted to equivalently to $3,613,180 thousand (US$120,319 thousand).

(f)	Others

(1)
On January 28, 2013, Copytele Inc. (“Copytele”), filed a complaint against AUO, AUUS, E Ink Holdings Inc and E Ink Corporation in the Northern District of California Court, claiming breach of contract, fraud and other alleged anti-competitive acts.  Copytele is seeking, among other things, unspecified monetary damages.  The parties have agreed to arbitration and the case is proceeding to arbitration.  The final outcome of the arbitration will depend on further court proceedings.

(2)
There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, which AUO’s second 8.5-generation fab is located at and which has been established since 2010. On September 2, 2010, the Environmental Protection Administration of the Executive Yuan of Taiwan (“EPA”) issued its official announcement of the review conclusion of the environmental impact statement (“2010 conclusion of environmental assessment”) regarding the third phase development area in the Central Taiwan Science Park (Houli base-the portion of Seven Star Farm) (“Project”). On September 6, 2010, the National Science Council of the ROC Executive Yuan (“NSC”) issued the development approval (“2010 development approval”) to the developer, i.e., the Central Taiwan Science Park Development Office (“CTSP”). Six residents in Houli District, Taichung City objected to the administrative dispositions of the 2010 conclusion of the environmental assessment and 2010 development approval and then filed an administrative appeal, but it was overruled and then they filed an administrative litigation, but it was also overruled by the Taipei High Administrative Court (Case No. Taipei High Administrative Court Year 100 Su-Tzu No. 118). Subsequently, the plaintiffs lodged an appeal to the Supreme Administrative Court and the Supreme Administrative Court reversed the judgment of the Taipei High Administrative Court (Case No. Supreme Administrative Court Year 102 Pan-Tsu No. 120) and remanded the case to the Taipei High Administrative Court. The case is pending in the Taipei High Administrative Court. On January 22, 2014, the EPA announced that, in light of the showing respect to the above mentioned judgment of the Supreme Administrative Court,  it revokes the 2010 conclusion of environmental assessment and the effective date of revocation will be determined separately based on the principle of protection of reliance. The Project was sent to the environmental impact assessment review commission of the EPA and the review commission concluded that the Project shall proceed to the second phase environmental impact assessment and the 2010 conclusion of environmental assessment will cease to be effective as of the day at which EPA issues its official announcement of the environmental impact assessment report of the Project and serves the review conclusion summary of the second phase environmental impact assessment. Until EPA’s official announcement of the environmental impact assessment report and the review conclusion summary, the developer, i.e. the CTSP shall implement strictly in accordance with the 2010 conclusion of the environmental assessment. Preliminarily based on the principle of protection of reliance under the Administrative law and in light of the relevant approvals issued by the government to us, currently management does not believe that this event will have a material adverse effect on company’s operations but will continue to monitor if there will be any material adverse effect on company’s operations as the event develops.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

37.	Segment, Geographic and Revenue Information

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

The Company’s operating segment information for the years ended December 31, 2013 and 2012 were as follows:

	For the year ended December 31, 2013
	Display	Solar	Total segments
	(in thousands)

Net revenue from external customers	$398,836,176	17,526,829	416,363,005
Depreciation and amortization	$59,650,081	3,987,666	63,637,747
Inventory write-down	$5,051,554	54,977	5,106,531
Segment profit (loss) (1)	$12,017,876	(3,725,355)	8,292,521
Other income			2,448,464
Other gains and losses			(1,176,393)
Finance costs			(4,782,832)
Share of profit of equity-accounted investees			454,268
Consolidated profit before income tax			$5,236,028

	For the year ended December 31, 2012
	Display	Solar	Total segments
	(in thousands)

Net revenue from external customers	$367,120,352	11,350,583	378,470,935
Depreciation and amortization	$70,655,321	4,621,118	75,276,439
Inventory write-down	$4,766,239	114,171	4,880,410
Segment loss (1)	$(30,330,814)	(8,277,500)	(38,608,314)
Other income			3,191,543
Other gains and losses			(10,665,140)
Finance costs			(5,731,213)
Share of profit of equity-accounted investees			319,061
Consolidated loss before income tax			$(51,494,063)

(1)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2013 and 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Geographic information

A geographic breakdown for the years ended December 31, 2013 and 2012 were as follows:

(1)	Net revenue

	For the years ended December 31,
	2013	2012
	(in thousands)
Taiwan	$143,549,414	150,790,438
PRC	141,951,316	114,469,451
Japan	42,562,624	14,864,249
Singapore	23,280,753	31,397,387
United States of America	13,751,386	15,852,540
Korea	12,574,058	18,864,208
Other foreign countries	38,693,454	32,232,662
	$416,363,005	378,470,935

(2)	Consolidated noncurrent assets (1)

	December 31, 2013	December 31, 2012	January 1, 2012

Taiwan	$211,496,964	248,284,493	290,176,184
PRC	42,556,298	42,893,682	40,874,169
Other foreign countries	37,325,991	44,576,514	49,594,776
	$291,379,253	335,754,689	380,645,129

(1)	Noncurrent assets are not inclusive of financial instruments, deferred tax assets, and pension-related assets.

(c)	Major customer information

For the years ended December 31, 2013 and 2012, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2013	%	2012	%
	(in thousands)
Customer A	$57,460,634	14	58,022,522	15
Customer B	45,662,754	11	4,326,294	1
$103,123,388	25	62,348,816	16

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2013	2012
	(in thousands)

Panels for LCD Televisions(1)	$188,428,209	168,892,202
Panels for Mobile PCs	78,376,753	72,373,580
Panels for Consumer Electronics Products	63,271,788	57,746,542
Panels for Monitors	59,564,195	59,575,998
Others(2)	26,722,060	19,882,613
Total	$416,363,005	378,470,935

(1)	Includes sales from panels, TV sets and other related products for LCD televisions.
(2)	Includes sales from solar business unit, from sales of raw materials, components and from service charges.

38.	Subsequent event

The respective boards of directors of BVTW, a subsidiary of AUO and Forhouse, an investee of AUO under equity method approved a merger between BVTW and Forhouse on March 11, 2014 (“the merger”).  After the merger, Forhouse will be the surviving company and BVTW will be the dissolved company, whereby Forhouse is expected to issue new shares to all shareholders of BVTW at a tentative share exchange rate of 1 share of BVTW (after its 2014 cash dividend distribution) for 0.85 shares of Forhouse.  The merger date is tentatively set as October 1, 2014. The merger will be subject to shareholders’ approvals of both companies. The Company will treat the surviving company as a subsidiary or an equity-accounted investee depending on the control of it under IFRS 3.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

39.	Explanation of transition to IFRS

As stated in note 2, these annual consolidated financial statements are the first consolidated financial statements of the Company prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the comparative information for the year ended December 31, 2012 and in the preparation of an opening IFRS statement of financial position at January 1, 2012, the transition date.

In preparing its opening statement of financial position prepared in accordance with IFRS, the Company has adjusted amounts reported previously in financial statements prepared in accordance with the Republic of China generally accepted accounting principles (“previous GAAP”). An explanation of how the transition from previous GAAP to IFRS has affected the Company’s consolidated financial statements is set out in the following tables and the notes that accompany the tables.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Reconciliation of equity

December 31, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)
Current assets:
Cash and cash equivalents	$77,425,691	(770,016)	76,655,675	Cash and cash equivalents	1.
Financial assets measured at fair value－current	23,621	-	23,621	Financial assets measured at fair value through profit or loss－current
Notes and accounts receivable, net	36,357,450	-	36,357,450	Notes and accounts receivable, net
Receivables from related parties, net	6,191,079	-	6,191,079	Receivables from related parties, net
Other receivables from related parties	91,185	-	91,185	Other receivables from related parties
－	-	65,832	65,832	Income taxes receivable
Inventories, net	42,585,982	-	42,585,982	Inventories
Other current financial assets	1,615,510	770,016	2,385,526	Other current financial assets	1.8.
Equity investment held for sales	116,390	-	116,390	Noncurrent assets held for sale
Prepayments and other current assets	9,665,336	(65,832)	9,599,504	Other current assets
Deferred tax assets – current	1,663,795	(1,663,795)	-	－	2.
Total current assets	175,736,039	(1,663,795)	174,072,244	Total current assets
Long-term investments:
Financial assets measured at fair value－noncurrent	66	-	66	Financial assets measured at fair value through profit or loss －noncurrent
Available-for-sale financial assets－noncurrent	235,134	1,341,890	1,577,024	Available-for-sale financial assets－noncurrent
Financial assets carried at cost－noncurrent	1,341,890	(1,341,890)	-	－
Equity-method investments	13,811,600	7,581	13,819,181	Investment in equity-accounted investees	3.
Property, plant and equipment, net	313,992,766	1,525,451	315,518,217	Property, plant and equipment, net	5.7.
－	-	1,265,584	1,265,584	Investment property, net	5.
Intangible assets	14,932,898	(11,280,595)	3,652,303	Intangible assets	15.
Other assets:
Deferred tax assets－noncurrent	12,341,891	(11,276,041)	1,065,850	Deferred tax assets	2.16.
Deferred charges	2,955,729	(2,955,729)	-	－	6.7.
Idle assets, net	2,364,803	(2,364,803)	-	－	5.
Long-term prepayments for materials and others	2,089,697	1,948,293	4,037,990	Other noncurrent assets	6.7.8.10.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)

Total noncurrent assets	364,066,474	(23,130,259)	340,936,215	Total noncurrent assets
Total Assets	$539,802,513	(24,794,054)	515,008,459	Total Assets
Current liabilities:
Short-term borrowings	8,620,050	-	8,620,050	Short-term borrowings
Financial liabilities measured at fair value－current	804,001	-	804,001	Financial liabilities measured at fair value through profit or loss－current
Notes and accounts payable	65,695,688	-	65,695,688	Notes and accounts payable
Accounts payables to related parties	15,814,928	-	15,814,928	Accounts payables to related parties
Equipment and construction in progress payable	14,597,502	-	14,597,502	Equipment and construction payable
Other payables to related parties	76,011	-	76,011	Other payables to related parties
－	-	246,548	246,548	Current income tax liabilities
－	-	20,452,981	20,452,981	Provisions－current
Accrued expenses and other current liabilities	40,495,553	(20,072,128)	20,423,425	Other current liabilities	9.
Current installments of long- term borrowings	45,490,589	-	45,490,589	Current installments of long- term borrowings
Total current liabilities	191,594,322	627,401	192,221,723	Total current liabilities
Long-term liabilities:
Financial liabilities measured at fair value－noncurrent	54,000	-	54,000	Financial liabilities measured at fair value through profit or loss－noncurrent
Hedging derivative financial liabilities－noncurrent	58,547	-	58,547	Hedging derivative financial liabilities－noncurrent
Convertible bonds payable	21,598,083	-	21,598,083	Convertible bonds payable
Long-term borrowings, excluding current installments	147,417,823	-	147,417,823	Long-term borrowings, excluding current installments
－	-	8,658,360	8,658,360	Provisions－noncurrent
－	-	816,402	816,402	Deferred tax liabilities	2.16.
Long-term collection in advance and others	6,421,035	1,613,687	8,034,722	Other noncurrent liabilities	10.
Total long-term liabilities	175,549,488	11,088,449	186,637,937	Total noncurrent liabilities
Other liabilities	9,423,221	(9,423,221)	-	－
Total liabilities	376,567,031	2,292,629	378,859,660	Total liabilities
Equity:
Capital Stock:
Common stock, $10 par value	88,270,455	-	88,270,455	Common stock, $10 par value
Capital surplus	114,384,422	(1,868,439)	112,515,983	Capital surplus	3.4.11.
Retained earnings:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)
Accumulated deficit	(54,614,704)	(25,589,747)	(80,204,451)	Accumulated deficit	17.
Others	1,110,682	393,518	1,504,200	Other components of equity	3.
	149,150,855	(27,064,668)	122,086,187
Minority interests	14,084,627	(22,015)	14,062,612	Non-controlling interests
Total stockholders’ equity	163,235,482	(27,086,683)	136,148,799	Total equity
Total liabilities and stockholders’ equity	$539,802,513	(24,794,054)	515,008,459	Total liabilities and equity

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

January 1, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)
Current assets:
Cash and cash equivalents	$90,836,668	(783,400)	90,053,268	Cash and cash equivalents	1.
Financial assets measured at fair value －current	85,621	-	85,621	Financial assets measured at fair value through profit or loss－current
Notes and accounts receivable, net	44,747,926	-	44,747,926	Notes and accounts receivable, net
Receivables from related parties, net	6,783,605	-	6,783,605	Receivables from related parties, net
Other receivables from related parties	191,499	-	191,499	Other receivables from related parties
－	-	72,413	72,413	Income taxes receivable
Inventories, net	47,881,948	-	47,881,948	Inventories
Other current financial assets	1,280,078	803,400	2,083,478	Other current financial assets	1.8.
Prepayments and other current assets	8,562,426	(72,413)	8,490,013	Other current assets
Deferred tax assets – current	2,304,158	(2,304,158)	-	－	2.
Total current assets	202,673,929	(2,284,158)	200,389,771	Total current assets
Long-term investments:
Financial assets measured at fair value －noncurrent	175	-	175	Financial assets measured at fair value through profit or loss－noncurrent
Available-for-sale financial assets－ noncurrent	436,774	1,487,795	1,924,569	Available-for-sale financial assets－noncurrent
Financial assets carried at cost－noncurrent	1,487,795	(1,487,795)	-	－
Equity-method investments	15,917,335	4,490	15,921,825	Investment in equity-accounted investees	3.
Property, plant and equipment, net	358,478,963	881,939	359,360,902	Property, plant and equipment, net	5.7.
－	-	1,275,954	1,275,954	Investment property, net	5.
Intangible assets	15,428,102	(11,280,595)	4,147,507	Intangible assets	15.
Other assets:
Deferred tax assets－noncurrent	11,064,101	(10,222,827)	841,274	Deferred tax assets	2.16.
Deferred charges	3,321,469	(3,321,469)	-	－	6.7.
Idle assets, net	1,697,615	(1,697,615)	-	－	5.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

January 1, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)

Long-term prepayments for materials and others	2,271,886	2,311,638	4,583,524	Other noncurrent assets	6.7.8.10.
Total noncurrent assets	410,104,215	(22,048,485)	388,055,730	Total noncurrent assets
Total Assets	$612,778,144	(24,332,643)	588,445,501	Total Assets
Current liabilities:
Short-term borrowings	7,850,793	-	7,850,793	Short-term borrowings
Financial liabilities measured at fair value －current	17,523	-	17,523	Financial liabilities measured at fair value through profit or loss －current
Notes and accounts payable	65,244,893	-	65,244,893	Notes and accounts payable
Accounts payables to related parties	17,454,179	-	17,454,179	Accounts payables to related parties
Equipment and construction in progress payable	18,761,731	-	18,761,731	Equipment and construction payable
Other payables to related parties	168,004	-	168,004	Other payables to related parties
－	-	415,122	415,122	Current income tax liabilities
－	-	25,406,821	25,406,821	Provisions－current	14.
Accrued expenses and other current liabilities	47,295,070	(21,478,839)	25,816,231	Other current liabilities	9.
Current installments of bonds payable	3,564,383	-	3,564,383	Current installments of bonds payable
Current installments of long-term borrowings	42,868,289	-	42,868,289	Current installments of long-term borrowings
Total current liabilities	203,224,865	4,343,104	207,567,969	Total current liabilities
Long-term liabilities:
Financial liabilities measured at fair value －noncurrent	176,226	-	176,226	Financial liabilities measured at fair value through profit or loss－noncurrent
Hedging derivative financial liabilities－ noncurrent	198,360	-	198,360	Hedging derivative financial liabilities－noncurrent
Convertible bonds payable	21,787,128	-	21,787,128	Convertible bonds payable
Long-term borrowings, excluding current installments	156,088,780	-	156,088,780	Long-term borrowings, excluding current installments
－	-	1,183,461	1,183,461	Provisions－noncurrent

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

January 1, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)

－	-	446,194	446,194	Deferred tax liabilities	2.16.
Long-term collection in advance and others	7,908,240	1,538,560	9,446,800	Other noncurrent liabilities	10.
Total long-term liabilities	186,158,734	3,168,215	189,326,949	Total noncurrent liabilities
Other liabilities	2,117,607	(2,117,607)	-	－
Total liabilities	391,501,206	5,393,712	396,894,918	Total liabilities
Equity:
Capital Stock:
Common stock, $10 par value	88,270,455	-	88,270,455	Common stock, $10 par value
Capital surplus	117,709,063	(2,721,275)	114,987,788	Capital surplus	4.11.
Retained earnings:
Accumulated deficit	(2,472,483)	(27,671,968)	(30,144,451)	Accumulated deficit	17.
Others	1,881,681	684,346	2,566,027	Other components of equity	3.
	205,388,716	(29,708,897)	175,679,819
Minority interests	15,888,222	(17,458)	15,870,764	Non-controlling interests
Total stockholders’ equity	221,276,938	(29,726,355)	191,550,583	Total equity
Total liabilities and stockholders’ equity	$612,778,144	(24,332,643)	588,445,501	Total liabilities and equity

(b)	Reconciliation of comprehensive income for the year ended December 31, 2012.

For the year ended December 31, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)

Net sales	$378,470,935	-	378,470,935	Net revenue
Cost of goods sold	(387,145,972)	(4,447,859)	(391,593,831)	Cost of sales	5.9.10.12.13.
Gross loss	(8,675,037)	(4,447,859)	(13,122,896)	Gross loss
Selling expenses	(9,802,235)	3,425,056	(6,377,179)	Selling and distribution expenses	5.9.10.12.13.
General and administrative expenses	(9,216,436)	12,496	(9,203,940)	General and administrative expenses	5.9.10.13.
Research and development expenses	(10,170,966)	266,667	(9,904,299)	Research and development expenses	5.9.10.13.
	(29,189,637)	-	-	－
Operating loss	(37,864,674)	-	-	－

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended December 31, 2012
Previous GAAP		Effect of transition to IFRS	IFRS		Note
(in thousands)

Interest income	476,117	-	476,117	Other income
Investment gains recognized by equity method, net	347,211	(28,150)	319,061	Share of profit of equity-accounted investees	3.
Gains on sale of investment securities, net	455,531	158,754	614,285	Other gains and losses
Foreign currency exchange gains, net	1,988,284	-	1,988,284	Other gains and losses
Other income	2,924,416	(2,924,416)	-	－
Interest expenses	(5,731,213)	-	(5,731,213)	Finance costs
Depreciation of idle assets	(594,364)	594,364	-	－	5.
Asset impairment losses	(4,799,673)	(152,385)	(4,952,058)	Other gains and losses
Loss on valuation of financial instruments, net	(1,260,588)	-	(1,260,588)	Other gains and losses
Provisions for potential litigation losses and others	(11,211,629)	11,211,629	-	－
－	-	2,715,426	2,715,426	Other income
－	-	(7,055,063)	(7,055,063)	Other gains and losses
Non-operating income and expenses	(17,405,908)	-	-	－
Loss before income taxes	(55,270,582)	3,776,519	(51,494,063)	Loss before income tax
Income tax expense	636,422	487,562	1,123,984	Income tax expense
Net loss	$(55,907,004)	3,288,957	(52,618,047)	Loss for the year
			(369,539)	Actuarial loss in defined benefit plans
			(1,174,931)	Foreign operations – foreign currency translation differences
			191,474	Net change in fair value of available-for-sale financial assets
			140,576	Effective portion of changes in fair value of cash flow hedges
			(282,016)	Equity-accounted investees – share of other comprehensive loss
			(122,987)	Realized gain on sales of securities transferred to profit or loss
			33,604	Tax effect on other comprehensive loss
			(1,583,819)	Other comprehensive loss for the year, net of taxes
			$(54,201,866)	Total comprehensive loss

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Material adjustments to the statement of cash flows

Proceeds from interest, proceeds from cash dividends, payment for interest and payment for income taxes were classified as operating cash flows under the previous GAAP, and proceeds from interest and payment for interest were not required to be individually disclosed. In accordance with International Accounting Standards 7, Statement of Cash Flows (“IAS 7”), proceeds from interest of $455,457 thousand, proceeds from dividend of $607,715 thousand, payment for interest of $5,091,772 thousand and payment for income taxes of $1,000,359 thousand for the year ended December 31, 2012 should be individually disclosed and classified as operating cash flows.

Except for aforementioned differences, there are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under the previous GAAP.

(d)	Notes to the reconciliation

(1)
Under previous GAAP, time deposits are classified as cash and cash equivalents when they can be converted to cash at any time before maturity without paying a penalty. However under IFRS, for an investment to qualify as a cash equivalent, it must be readily convertible to a known amount of cash and be subjected to an insignificant risk of changes in value. Therefore, an investment generally qualifies as a cash equivalent only when it has a short maturity, say three months or less from the date of acquisition. Thus, the Company reclassified the time deposits with maturity over three months of $770,016 thousand and $783,400 thousand at December 31, 2012 and January 1, 2012, respectively, to other current financial assets.

(2)
Under previous GAAP, deferred tax asset or liability is classified as either current or non-current according to the classification of the related asset or liability giving rise to the temporary difference and under IFRS, deferred tax asset or liability is classified as non-current in statement of financial position. Deferred tax assets and liabilities are offset only when there is a legally enforceable right of offset and when other related conditions are met.  Under previous GAAP, a deferred tax asset is recognized and a valuation allowance is recorded to the extent that it is more likely than not that the deferred tax asset will not be realized. However, under IFRS, a deferred tax asset is recognized if it is probable that it will be realized, and an allowance method is not used.    According to the aforementioned rules and considering the tax effects described in note 39 (d) (16), at December 31, 2012 and January 1, 2012, the Company made adjustments to deferred tax assets-current of $(1,663,795) thousand and $(2,304,158) thousand, deferred tax assets-noncurrent of $(11,276,041) thousand and $(10,222,827) thousand, and deferred tax liabilities-noncurrent of $816,402 thousand and $446,194 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)
All equity-accounted associates and joint ventures have aligned their accounting policies with those of the Company’s and made related adjustments to conform with IFRS. Therefore, the Company made corresponding adjustments in the consolidated financial statements. The adjustments to decrease the Company’s investments in equity-accounted investees at December 31, 2012 and January 1, 2012 were $7,581 thousand and $4,490 thousand, respectively. In addition, an adjustment of $(7,070) thousand is made to retained earnings, and an adjustment of $(210,497) thousand is made to other equity at January 1, 2012.

(4)
Under previous GAAP, when the Company does not acquire new shares in proportion to its original ownership percentage when an investee company issues new shares, the Company adjusts the variances generated in capital surplus and long term investments.  Due to the first time adoption of IFRS, the Company is not required to adjust retrospectively, so the Company reclassified capital surplus of $2,632,211 thousand to retained earnings at January 1, 2012.

(5)
Under IFRS, idle assets are classified as property, plant and equipments or investment property by the nature and purpose.  Thus the Company transferred idle assets under previous GAAP to property, plant, and equipment and investment properties in accordance with IFRS. Some lands and buildings of the Company were held to earn rentals or for capital appreciation or both, and therefore, were reclassified from property, plant, and equipment and idle assets into investment properties. The adjustment from idle assets to property, plant and equipment and investment properties were $1,099,219 thousand and $1,265,584 thousand at December 31, 2012, and $421,661 thousand and $1,275,954 thousand at January 1, 2012, respectively. The Company also reclassified $594,364 thousand of depreciation expenses on idle assets to cost of sales, selling expenses, administrative expenses and research and development expenses for the year ended December 31, 2012.

(6)
The cost of land use rights is recorded as deferred charges under previous GAAP but is treated as long-term prepaid expenses under IFRS. Therefore the Company made such adjustment. Either under previous GAAP or IFRS, the cost of land use rights is amortized over the lease term. The amounts of $1,960,446 thousand and $2,065,934 thousand were reclassified from deferred charges to long-term prepaid rent at December 31, 2012 and January 1, 2012, respectively.

(7)
Under previous GAAP, deferred charges are recorded as other assets. Under IFRS, deferred charges except for land use rights shall be reclassified into property, plant and equipment, and long-term prepaid expense according to their nature. The Company made an adjustment of $426,232 thousand and $460,278 thousand to property, plant and equipment at December 31, 2012 and January 1, 2012, respectively.  The amounts of $569,051 thousand and $795,257 thousand were also adjusted to long-term prepaid expense at December 31, 2012 and January 1, 2012, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)
Under previous GAAP, the Company presents in a separate line item for restricted cash in bank in consolidated statement of financial position. Under IFRS, there is no need for this presentation. Therefore the Company removed the line item of restricted cash in bank and presented the amounts of $410,592 thousand and $158,509 thousand under other non-current assets in consolidated statement of financial position at December 31, 2012 and January 1, 2012, respectively.

(9)
Under IFRS, the Company recognizes legal or constructive obligation arising from employees’ rendered services and accumulating compensated absences. The expected cost of accumulating compensated absences is recognized as accrued expenses. As of January 1, 2012, the Company made an adjustment of $(519,034) thousand to retained earnings. The expected cost of accumulating compensated absences is recorded as payroll expense for the amount of $191,757 thousand for the year ended December 31, 2012.

(10)
Under previous GAAP, the Company recognized defined benefit obligations using actuarial techniques and recognized actuarial gains and losses in the profit or loss over the employees’ remaining service period due to changes in actuarial assumptions or experience adjustments. In accordance with IFRS 1, the Company recognized actuarial gains and losses in equity of $(997,940) thousand at the date of transition.  The Company adjusted pension expense by $(32,110) thousand and retained earnings by $(369,539) thousand for the year ended December 31, 2012, according to actuarial report.

(11)
Under IFRS, at the conversion of foreign convertible bonds denominated in a foreign currency, if the conversion is based on a fixed number of equity instruments in exchange for a variable amount of cash (resulted from a fixed amount of cash in foreign currency exchanged in the issuer’s functional currency using a variable exchange rate), the right to convert for such instrument is considered as a derivative financial liability, which is revalued using fair value periodically with any difference being recognized in profit or loss. Under previous GAAP, such conversion is considered a fixed number of equity instruments in exchange for a fixed number of cash. Adjustment of $89,064 thousand was made to retained earnings at January 1, 2012.

(12)
Under previous GAAP, a provision for product warranties is classified as operating expense, rather than cost of sales.  Under IFRS, the Company made a reclassification of $952,989 thousand to cost of sales for the year ended December 31, 2012.

(13)
Under previous GAAP, a provision for patent technology is classified as operating expense, rather than cost of sales under IFRS. The Company made a reclassification of $2,924,258 thousand to cost of sales for the year ended December 31, 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)
Under previous GAAP, when it was probable an unfavorable outcome would occur with respect to pending ligation or claims, and a range of loss could be estimated, the lowest amount of this range would be recognized as an accrued liability if no amount within the range represented management’s best estimate of probable loss.  However, under IFRS for similar situations, the mid-point of the range is used for purposes of recognizing a provision. In addition, provisions are presented as a separate line item the consolidated statements of financial position.  As of January 1, 2012, the Company made an adjustment of $3,948,625 thousand to increase the provisions for certain litigation and claims with a resulting increase to the accumulated deficit. At December 31 and January 1, 2012, the Company adjusted provisions-current of $20,452,981 thousand and $25,406,821 thousand, respectively, and provisions-noncurrent of $8,658,360 thousand and $1,183,461 thousand, respectively.

(15)
Under IFRS, the Company is required to apply IAS 36 in testing the goodwill for impairment as at the date of transition and recognizes any resulting impairment loss.  The impairment test is based on the conditions on the date of transition.  Therefore, the Company performed the non-recurring fair value measurement categorized in Level 3 over the process of the goodwill impairment test for the display CGU.  The recoverable amount of display CGU was determined by fair value less cost to sell, which was based on the discounted future cash flows to be generated from the continuing use of the display CGU by considering market participant’s view.  The cash flow projections were determined using specific estimates for five years and extrapolated with stable or declining growth rates for subsequent years, after which a terminal value was calculated.

At January 1, 2012, the carrying amount of the display CGU exceeded its estimated recoverable amount of $175,004 million; consequently, the Company recognized an impairment loss of $11,281 million related to goodwill of display CGU in accumulated deficit.  These key unobservable inputs used in the impairment test included the discount rate of 11.5%, the average compound sales growth rate of negative 4.67% and the terminal growth rate of negative 4.5% thereafter.

(16)	Under IFRS, the tax effects as a result of the aforementioned adjustments were as follows:

	Note	December 31, 2012	January 1, 2012
		(in thousands)

Investments in equity-accounted investees	3, 4	$(1,086)	104,393
Accumulated compensated absences	9	120,878	88,479
Defined benefit obligations	10	226,529	169,146
Convertible bonds and others	11	(15,141)	(15,141)
Goodwill	15	1,881,415	1,881,415
Increase in deferred tax asset		$2,212,595	2,228,292

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Under IFRS, the accumulated deficit increased (decreased) as a result of the aforementioned adjustments were as follows:

	Note	December 31, 2012	January 1, 2012
		(in thousands)

Investments in equity-accounted investees	3, 4	$(1,770,055)	(2,625,141)
Accumulated compensated absences	9	709,039	519,034
Defined benefit obligations	10	1,327,026	992,566
Convertible bonds and others	11	(89,064)	(89,064)
Deferred income taxes	2	14,132,206	13,645,353
Litigation provisions	14	-	3,948,625
Goodwill	15	11,280,595	11,280,595
Increase in accumulated deficit		$25,589,747	27,671,968

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)
According to IFRS 1, the Company prepares its first IFRS financial statements based on the effective IFRS standards and makes adjustments retrospectively, except for the optional exemptions provided and mandatory exceptions required under IFRS 1. The optional exemptions selected by the company are as follows:

(1)	Business combinations occurred; subsidiaries, associates and joint ventures acquired before January 1, 2012 are not adjusted retrospectively.

(2)
Any cumulative actuarial gains and losses arising from changes in actuarial assumptions or experience adjustments for defined benefit plans are recognized in equity on transition date, and calculation of the gains and losses are not performed retrospectively.

(3)	The compensation cost is not recalculated retrospectively for any share-based payments that were vested or settled before January 1, 2012.