Form 20-F
period 2014-12-31
AU OPTRONICS CORP
filed 2015-03-24
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 9,624,245,115 Common Shares.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. These forward-looking statements are based on our beliefs and assumptions and the information available to us from other sources we believe to be reliable as of the date these disclosures were prepared and we undertake no obligation to update these forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	our ability to comply with the applicable covenants under the terms of our debt instruments;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our ability to effectively manage inventories;

•	our dependence on a small number of customers for a substantial portion of our net revenue;

•	our ability to allocate capacity efficiently and in a timely manner;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•	changes in the accounting standard as required by the ROC government;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB”) amounts, Japanese Yen (“JPY” or “YEN”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$31.60 to US$1.00, RMB6.2046 to US$1.00, JPY119.85 to US$1.00, and EUR0.8264 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2014. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 13, 2015, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$31.71 to US$1.00, RMB6.2585 to US$1.00, JPY121.17 to US$1.00 and EUR0.9502 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“AC” or “Alternative Current”	A high-efficiency AC module with integrated microinverter
“ADSs”	American Depositary Shares
“AFPD”	AFPD Pte., Ltd.
“AHVA”	Advanced hyper-viewing angle technology
“AMOLED”	Active-matrix organic light emitting diode
“AMVA”	AUO Advanced Multi-domain Vertical Alignment
“AT&T”	AT&T Corporation and its affiliates
“AUSP”	AUO SunPower Sdn. Bhd.
“BenQ”	BenQ Corporation
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“China”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“CTSP”	The Central Taiwan Science Park Development Office
“Delaware Court”	The United States District Court for the District of Delaware
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“Eidos”	Eidos Display, LLC and Eidos III, LLC
“EPA”	The Environmental Protection Administration of the Executive Yuan of the Taiwan
“eTP”	The embedded touch panel technology
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“GOA”	Our Gate On Array technology

“IBTA Statute”	The Statute of Income Basic Tax Amount
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“ITC”	The United States International Trade Commission
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“KFTC”	The Korea Fair Trade Commission
“large-size panels”	Panels ten inches and above in diagonal length
“LED”	Light emitting diodes
“Lextar”	Lextar Electronics Corp.
“LTPS”	Low temperature poly-silicon method
“LG Display” or “LGD”	LG Display Co., Ltd.
“M.Setek”	M.Setek Co., Ltd.
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“mobile PC”	Primarily includes notebooks, tablets, etc.
“Motorola”	Motorola Inc.
“Nokia”	Nokia Corporation
“NYSE”	The New York Stock Exchange
“non-ROC resident”	A person who is not a resident of the ROC
“Northern California Court”	The United States District Court for the Northern District of California
“NSC”	National Science Counsel of the ROC Executive Yuan
“ODM”	Original Design Manufacturing
“OEM”	Original Equipment Manufacturing
“OGS”	One glass solution
“OLED”	An organic light emitting diode
“our company”, “us” or “we”	AU Optronics Corp. and its consolidated subsidiaries, unless the context suggests otherwise
“Oxide TFT”	Oxide Thin Film Transistor Technology
“PFIC”	A passive foreign investment company
“PRC” or “China”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC” or “Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC GAAP”	The generally accepted accounting principles in the ROC
“ROC government”	The government of the ROC
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“Sharp”	Sharp Corporation
“Small to medium-size panels”	Panels which are under ten inches in diagonal length
“subsidiary”	Companies owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan IFRS”
The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009

“Toppan CFI”	Toppan CFI (Taiwan) Co., Ltd.
“U.S. DOJ”	The United States Department of Justice
“Unipac”	Unipac Optoelectronics Corp.
“WCG”	The wide color gamut technology

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The selected consolidated financial data set forth below as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The selected consolidated statement of financial position data as of December 31, 2012 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are not included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

We prepare our consolidated financial statements in accordance with IFRS. Until and including our consolidated financial statements included in our annual reports on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”), with reconciliations to U.S. GAAP.

Beginning on January 1, 2013, we have adopted Taiwan IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. Meanwhile, we have adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future annual reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes since 2013, pursuant to the rule amendments adopted by the SEC which became effective on March 4, 2008, we are no longer required to reconcile our consolidated financial statements with U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of first-time application of IFRS, historical selected financial data for the years ended December 31, 2010 and 2011 has been omitted. Historical financial results as of and for the year ended December 31, 2012 have also been adjusted based on IFRS, which differs from the results included in our annual reports on Form 20-F for the year ended December 31, 2012.

We are not required to separately present operating profit or loss in our consolidated statements of comprehensive income (loss) prepared in accordance with IFRS. Therefore, the consolidated financial statements included in this annual report, which are prepared in accordance with IFRS, do not present a measure of operating profit or loss.

	Year Ended and As of December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenue	378,470.9	416,363.0	408,178.7	12,917.0
Gross profit (loss)	(13,122.9)	33,984.1	48,510.6	1,535.1
Selling and distribution expenses	(6,377.2)	(7,470.0)	(7,799.0)	(246.8)
General and administrative expenses	(9,203.9)	(9,691.1)	(9,389.6)	(297.1)
Research and development expenses	(9,904.3)	(8,530.5)	(9,156.6)	(289.8)
Profit (loss) before income tax	(51,494.1)	5,236.0	19,980.4	632.3
Income tax expense	1,124.0	1,359.1	3,243.2	102.6
Profit (loss) for the year	(52,618.1)	3,876.9	16,737.2	529.7
Total comprehensive income (loss) for the year	(54,201.9)	6,875.4	18,914.9	598.6
Profit (loss) for the year attributable to:
Stockholders of AU Optronics Corp.	(51,327.1)	3,804.2	16,366.6	517.9
Non-controlling interests	(1,291.0)	72.7	370.6	11.8
Total comprehensive income (loss) for the year attributable to:
Stockholders of AU Optronics Corp.	(52,751.7)	6,367.5	18,125.7	573.6
Non-controlling interests	(1,450.2)	507.9	789.2	25.0
Earnings (loss) per share—Basic	(5.81)	0.41	1.70	0.05
Earnings (loss) per share—Diluted(1)	-	0.40	1.69	0.05
Earnings (loss) per ADS equivalent—Basic	(58.15)	4.07	17.01	0.54
Earnings (loss) per ADS equivalent—Diluted(1)	-	4.04	16.88	0.53

Consolidated Statements of Financial Position Data:
Total current assets	174,072.2	169,604.1	185,614.5	5,873.9
Property, plant and equipment, net	315,518.2	270,269.0	231,814.7	7,335.9
Total assets	515,008.5	464,835.9	442,344.3	13,998.2
Total current liabilities	192,221.7	181,338.6	174,143.1	5,510.9
Total noncurrent liabilities	186,638.0	130,507.1	94,214.3	2,981.4
Total liabilities	378,859.7	311,845.7	268,357.4	8,492.3
Common stock	88,270.5	96,242.5	96,242.5	3,045.6
Non-controlling interests in subsidiaries	14,062.6	14,036.5	19,329.2	611.7
Total equity attributable to stockholders of AU Optronics Corp.	122,086.2	138,953.7	154,657.7	4,894.2

Other Financial Data:
Gross margin(2)	(3.5%)	8.2%	11.9%	11.9%
Net margin(3)	(13.9%)	0.9%	4.1%	4.1%
Capital expenditures	43,332.6	25,457.8	16,971.0	537.1
Depreciation and amortization	75,276.4	63,637.7	56,902.7	1,800.7
Net cash flows provided by operating activities	35,747.9	49,642.4	63,392.7	2,006.1
Net cash flows used in investing activities	(43,181.7)	(23,223.8)	(13,106.8)	(414.8)
Net cash flows used in financing activities	(5,940.4)	(26,785.4)	(45,041.5)	(1,425.4)

Segment Data:
Net revenue
Display business	367,120.3	398,836.2	384,335.2	12,162.5
Solar business	11,350.6	17,526.8	23,843.5	754.5
Segment profit (loss) (4)
Display business	(30,330.8)	12,017.9	24,422.5	772.8
Solar business	(8,277.5)	(3,725.4)	(2,257.1)	(71.4)

(1)
Diluted earnings per share in 2012 was not applicable due to the anti-dilutive effect on the basic net loss per share. The convertible bonds (“ECB”) were not included for the calculation of diluted earnings per share in 2013 and 2014 due to its anti-dilutive effect.

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

	Exchange Rate
	Average	High	Low	Period-End
	(or month-end rates for years)
2010	31.49	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
September	30.13	30.47	29.89	30.44
October	30.40	30.49	30.31	30.45
November	30.73	30.99	30.48	30.99
December	31.35	31.80	31.03	31.60
2015
January	31.64	32.00	31.06	31.75
February	31.55	31.76	31.31	31.44
March (through March 13, 2015)	31.54	31.71	31.35	31.71

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Relating to Our Financial Condition, Business and Industry

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in average selling prices. For example, in 2014, average selling price of our large-size panels decreased by 6.2% in the first quarter from the fourth quarter in the previous year. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the average selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2015 or beyond, the value of the ADSs and our shares may be adversely affected.

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

The solar industry has undergone a challenging business conditions in the past years, including downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply and reductions in applicable governmental subsidies. Although the solar industry might continue to grow in the long run, there is no assurance that the solar industry will not suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs in the future, especially in markets where we operate or we target, which will adversely affect demands for our solar products as well as our results of operations.

Our results of operations have fluctuated in the past. Our net revenue decreased by approximately 2.0% to NT$408.2 billion (US$12.9 billion) in 2014 compared to net revenue of NT$416.4 billion in 2013, while our net profit for the year significantly increased from NT$3.9 billion in 2013 to NT$16.7 billion (US$0.5 billion) in 2014. We cannot assure you that we will be profitable in 2015 or beyond. In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing of our products to offset expected declines in average selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2015 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net revenue, gross profit, operating income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	fines and penalties payable relating to the alleged violation of antitrust ,competition laws and other regulations.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.

We are a party to numerous loans and other agreements relating to the incurrence of debt, many of which include financial covenants and broad default provisions. The financial covenants primarily include current ratios, indebtedness ratios, interest coverage ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to maintain compliance. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial covenants of our outstanding loans. If the relevant creditors decline to grant waivers for any non-compliance with the covenants, such non-compliance will constitute an event of default which may trigger a requirement for acceleration of the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our other debt instruments to declare an event of default when there is a default in other loan agreements. We cannot assure you that we will be able to remain in compliance with our financial covenants. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debts, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. For example, in 2012 we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for certain syndicated and bilateral credit facilities and we have obtained waivers from such noncompliance from the relevant banks for each of these credit facilities. In 2013 our subsidiaries, AUO Crystal Corp. and M.Setek, failed to comply with the financial covenants with respect to current ratio and/or, leverage ratio and/or tangible net worth in the agreements for syndicated credit facilities, for which we have obtained waivers from such noncompliance from the relevant banks for each of these credit facilities.

In 2014, our subsidiary AUO Crystal Corp. failed to comply with the financial covenants with respect to interest coverage ratio for its NT$8.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank. As of the date of this annual report, the aggregated outstanding amount of the syndicated credit facility is NT$4.2 billion (US$0.1 billion). AUO Crystal Corp. is in the process of preparing the waiver application to the syndicate banks for such breach of financial covenants and will submit the waiver application when its audited financial statements are available. Pursuant to the terms of the agreement, a breach of financial covenants is not deemed to constitute an event of default so long as such syndicate banks representing the majority of the outstanding loan amount (the “majority syndicate banks”) have not yet made a decision on the waiver application. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” for further details. Although we believe that AUO Crystal Corp. is likely to be able to obtain the waiver, we cannot assure you of the outcome of the waiver application. Moreover, we cannot assure you that no lender would seek to further accelerate the payment in respect of the existing debt if AUO Crystal Corp. does not obtain the required consent from the majority syndicate banks on the waiver application. If AUO Crystal Corp. is unable to timely remedy the non-compliance under such loan agreement, such as obtaining the applicable waiver, such non-compliance will constitute an event of default which would adversely and materially affect its results of operations and financial condition.

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

In particular, there have been numerous antitrust proceedings and investigations, criminal, civil, and/or administrative, concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations, including but not limited to, investigations by the United States Department of Justice (“U.S. DOJ”), the European Commission Directorate-General for Competition and certain regulatory authorities in other countries concerning the allegations of price fixing by manufacturers of TFT-LCD panels. For example, the U.S. DOJ has brought charges against us, our U.S. subsidiary and certain of our executives. In September 2012, the United States District Court for Northern District of California (“Northern California Court”) rendered judgment and imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first three installments each in the amount of US$125 million in January 2013, September 2013 and September 2014. We expect to pay the last installment in the amount of US$125 million in September 2015. We were also involved in other U.S. Federal class action lawsuits brought by direct and indirect panel purchasers and were required to, among other things, pay an aggregate amount of approximately US$208 million in settling these lawsuits and such amount was fully paid by the first quarter of 2013.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	rapid changes from month to month, including shipment volume and product mix change;

•	the cyclical nature of the industry, including fluctuations in average selling prices, and imbalances between excess supply and slowdowns in demand;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory;

•	changes in general political, economic, financial and legal conditions; and

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

We plan to continue to expand our operations to meet the needs of applications in televisions, monitors, mobile PCs, mobile devices and commercial and other applications as demand increases. Because these products are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net revenue and results of operations depend on continuing demand for televisions, monitors, mobile PCs, mobile devices and commercial and other applications with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in televisions, monitors, mobile PCs, mobile devices and commercial and other applications with display devices. For example, a substantial percentage of our sales are derived from our panels and other related products for televisions, which accounted for 44.6%, 45.3% and 42.0% of our net revenue in 2012, 2013 and 2014, respectively. We will continue to be dependent on the growth of the television, monitors, mobile PCs, mobile devices and commercial and other applications for a substantial portion of our net revenue, and any downturn in these industries would result in reduced demand for our products, reduced net revenue, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2015 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the technology industry can result in a decline in the average selling prices of our products and the obsolescence of our existing inventory. This can result in a decrease in the stated value of our inventory, which we value at the lower of cost or net realizable value.

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

We depend on a small number of customers for a substantial portion of our net revenue, and a loss of any one of these customers, a significant decrease in orders from any of these customers or difficulty in collection of accounts receivables would result in the loss of a significant portion of our net revenue and material adverse effect on our results of operation.

We depend on a small number of customers for a substantial portion of our business. In 2012, 2013 and 2014, our five largest customers accounted for 37.6%, 39.7% and 33.4%, respectively, of our net revenue. In addition, certain customers individually accounted for more than 10% of our net revenue in the last three years. For example, Samsung Group accounted for 15.3%, 13.8% and 10.2% of our net revenue in 2012, 2013 and 2014, respectively.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. In addition, our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts several months in advance of, and do not place firm purchase orders until several weeks before, the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

Our future competitiveness and growth prospects could be affected adversely if we are unable to successfully expand or improve our fabs to meet market demand.

As part of our business growth strategy, we have been undertaking and may undertake in the future a number of significant capital expenditures for our fabs.

The successful expansion of our fabs and commencement of commercial production is dependent upon a number of factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our fabs and commence commercial production, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for the expansion or improvement of our fabs on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment, expansion or improvement of these fabs. Moreover, the expansion of our fabs may also be disrupted by governmental planning activities. If we face unforeseen disruptions in the installation, expansion and/or manufacturing processes with respect to our fabs, we may not be able to realize the potential gains and may face disruptions in capturing the growth opportunities.

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

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in new capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the display industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development, including the ability to develop new technologies such as AMOLED, LTPS or Oxide TFT;

•	time-to-market; and

•	access to capital.

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

In recent years, brand companies have outsourced the manufacturing of their products to original equipment manufacturing service providers with part or all of their production operations in Taiwan, the PRC and elsewhere. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan and the PRC, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, and elsewhere, our sales and results of operations could be adversely affected.

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

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. See “Item 4. Information on the Company—4.C. Organizational Structure” for further information.

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

Our adoption of Taiwan IFRS and IFRS may materially and adversely affect our reported results of operations and financial condition.

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

In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. Because of the differences in accounting treatments, the adoption of Taiwan IFRS and IFRS may result in material and adverse impact to our results of operations and financial condition in our reported financial statements and financial statements going forward. Additionally, upon our first adoption of Taiwan IFRS and IFRS, we are required to apply Taiwan IFRS and IFRS retrospectively unless otherwise exempted from certain applications and to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS and IFRS. Any transactions after the transition date are accounted for in accordance with Taiwan IFRS and IFRS. Consequently, our consolidated financial information for the year ended December 31, 2012 included in this annual report may differ materially from those included in the annual report for the year ended December 31, 2012, even though they relate to the same fiscal year.

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

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. The valuation of long-term non-financial assets is subjective and requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in our stock price and market capitalization. Changes in these estimates and assumptions, or changes in actual performance compared with estimates of our future performance, may affect the fair value of long-term non-financial assets, which may result in an impairment charge. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Our divestiture strategies and divestment activities may affect our financial performance and the market price of our shares and ADSs.

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. For example, we sold all of our shareholding in BMC in the open market in 2014. We received total net proceeds of approximately NT$433.8 million (US$13.7 million) and recorded a gain from disposal of NT$301.6 million (US$9.5 million). These divestment activities may result in either gains or losses and we cannot assure you that we can always make divestment with a gain. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resource to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares and ADSs.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman and President. In March 2013, criminal charges for alleged ROC Securities and Exchange Act violations were brought by the Taiwan Taoyuan district attorney’s office against Mr. Kuen Yao (K.Y.) Lee, our Chairman. Mr. Lee was alleged to be involved in inaccurate disclosure of Qisda’s shareholdings in his capacity as Chairman of Qisda. These charges do not involve Mr. Lee acting in the capacity as our Chairman, nor are we a party to these charges. Mr. Lee was acquitted by the Taiwan Taoyuan district court in October 2013. The Taiwan Taoyuan district attorney’s office lodged an appeal to the Taiwan High Court, which was dismissed by the Taiwan High Court in March 2014. No further appeals have been filed and this case is closed. If any other legal proceedings are brought against our senior management in the future, these proceedings may divert such senior management’s attention from our business operations. Our reputation may also be harmed as a result of any negative publicity associated with these charges or otherwise.

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

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We also have established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality could suffer. Competition for qualified technical personnel and operators in Taiwan and many other places where we operate is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require an increased number of skilled employees for any expansion we may choose to undertake if market demand arises. If we are unable to attract and retain our technical personnel and other employees, this may adversely affect our business and our operating efficiency may deteriorate.

Potential conflicts of interest with our affiliates may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.9% of our outstanding shares as of February 28, 2015 and is also one of our large customers. Qisda and its subsidiaries accounted for 3.1%, 2.4% and 2.9% of our net revenue in 2012, 2013 and 2014, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2015, one of our nine directors is a representative of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our Chairman, is also the Chairman of Qisda and BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which has led to operations across many countries. For example, we have established LCD module-assembly operations in China in order to provide more immediate services to our Chinese customers. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. For example, many countries where we are conducting business may revise their tax laws in accordance with Base Erosion and Profit Shifting (“BEPS”) project of the Organization for Economic Co-operation and Development (“OECD”) published in 2014 or increase tax rate due to economic and political pressures. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These requirements has required companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file Form SD, containing the conflict minerals disclosure for the prior calendar year, beginning May 31, 2014. Currently, such conflict is not determinable in our case and we cannot assure you that conflict minerals identified under the conflict minerals rules issued by the SEC are not used in our products. We may be subject to the new disclosure requirements related to the conflict minerals. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals to be not conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like glass substractes, liquid crystals, color filters, polarizers and driver ICs from a limited group of suppliers, both foreign and domestic. Our operations would be affected adversely if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. Further, our suppliers may also face shortage in supply of their key raw materials. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and/or continue to increase our production capacity.

We depend on supplies of certain principal raw materials and components mainly from suppliers with production in Taiwan, Japan and Korea. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and components and other supplies of an acceptable quality in the future. Our inability to obtain raw materials and components of the right quality in a timely and cost-effective manner or our suppliers’ failure in obtaining their raw materials may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we continually must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize more advanced display technologies, such as UHD 4K (3,840x2,160 pixel), curved display, Wide Color Gamut (“WCG”),  High Dynamic Range (“HDR”) and other technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

Other flat panel display technologies or alternative display technologies could render our products uncompetitive.

We currently manufacture products primarily using TFT-LCD technology, which is currently one of the most commonly used flat panel display technologies. We may face competition from flat panel display manufacturers utilizing alternative flat panel technologies, such as OLED. OLED technology is currently at various stages of development and production by us and other display panel makers. OLED technologies may, in the future, gain wider market acceptance than TFT-LCD technology for application in certain consumer products, such as televisions, mobile phones, tablets and wearable devices. Failure to further refine our OLED technology or any other alternative display technology could render our products uncompetitive or obsolete, which in turn could cause our sales and revenues to decline. Moreover, if the various alternative flat panel technologies currently commercially available or in the research and development stage are developed to have better performance-to-price ratios and begin mass production, such technologies may pose a great challenge to TFT-LCD technology. Even though we seek to remain competitive through research and development of flat panel technologies, we may invest in research and development in certain technologies that do not come to fruition.

If we lose the support of our technology partners or the legal rights to use our licensed manufacturing process or product technologies, our business may suffer.

Enhancing our manufacturing process and product technologies is critical to our ability to provide high-quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with certain companies for product and manufacturing process technologies related to the production of certain products including certain display panels. See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property—License Agreements.” If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, if at all, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

We have entered into patent and intellectual property license or cross-license agreements, some of which require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms, if at all. If these license agreements are not obtained or renewed on acceptable terms if at all, our business and future results of operations may be affected materially and adversely.

Disputes over intellectual property rights could be costly and deprive us of the technology to stay competitive.

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We currently are involved in intellectual property disputes with several companies. See “Item 8. Financial Information—8.A.7. Litigation.” There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business.

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

A slowdown in the global economy could adversely affect the market demand and result in a negative impact on electronic products sales from which we generate our income. The recent global economic downturn has adversely affected demand for electronic products manufactured by our customers. A global economic downturn could also lead to a slowdown in our business, with side effects including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If any economic downturn occurs in the future, our business, results of operations and financial condition may be affected materially and adversely.

We and many of our customers and suppliers are vulnerable to natural disasters and other events outside of our control, which may seriously disrupt our operations.

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in areas including Taiwan, the PRC, Japan and Singapore. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future. Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire etc. could cause delays or disrupt in production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. In addition, shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business. Besides, our manufacturing processes require a substantial amount of water. Although currently a significant portion of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages. We may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional social, political, regulatory, economic and foreign investment risks.

We have established subsidiaries in the PRC, primarily focusing on module-assembly operations and related supporting services. We are also in the process of establishing a 6-generation LTPS fab in Kunshan, PRC to produce small to medium-size panels if the market demand allows. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future.

However, in recent years, China has experienced rapid social, political and economic changes which have led to rising wages and a growing shortage of blue-collar workers. Rising wages as well as a shortage of labor in China may increase our overall cost of production, cause delays in production and could have a material adverse effect on our results of operations. In addition, the interpretation of PRC laws and regulations involves uncertainties.

Therefore, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future operations in the PRC. In addition, we cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our businesses and operations in the PRC.

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

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. We obtained approval from MOEAIC to make an equity investment to establish an 8.5-generation fab in Kunshan, PRC in June 2011. We have completed the construction of buildings of this fab in 2012. However, in January 2014, we revised our original investment plan from establishing an 8.5-generation fab to a 6-generation LTPS fab to meet market demands and had been approved by MOEAIC in March 2014. The equipment move in and ramp up schedule will be subject to market conditions. As of December 31, 2014, we had 19 subsidiaries incorporated in the PRC, primarily focusing on module-assembly operations and related supporting services. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

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

In addition, if the relevant authorities enact new regulations, we cannot assure you that we will be able to meet successfully such requirements. If we fail to obtain or renew the necessary regulatory licenses, approvals or permits, we may have to cease construction or operation of the relevant projects, be subject to fines, or face other penalties, which could have a material adverse effect on our business, financial condition and results of operations. Even if we already obtained the licenses, approvals and permits, there could be parties or interest groups with different views who may take actions against the renewal of such licenses, approvals and permits, which may have an adverse effect on our business operations. For example, there have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located. See  “Item 8. Financial Information—Item 8.A.7. Litigation.”

Disruptions in Taiwan’s political environment could seriously harm our business and the market price of our shares and ADSs.

Most of our assets and operations are located in Taiwan and approximately 33.2% of our net revenue were derived from customers in Taiwan in 2014. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

If economic conditions in Taiwan changes drastically, our current business and future growth could be affected materially and adversely.

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

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2014 to December 31, 2014, the Taiwan Stock Exchange Index peaked at 9,569.17 on July 15, 2014, and reached a low of 8,264.48 on February 5, 2014. Over the same period, daily closing values of our shares ranged from NT$8.80 per share to NT$16.55 per share. On March 13, 2015, the Taiwan Stock Exchange Index closed at 9,579.35, and the closing value of our shares was NT$15.8 per share.

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

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated mainly in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2014, approximately 93.8% of our net revenue were denominated in U.S. dollars. During the same period, approximately 71.8%, 17.7% and 9.0% of our raw materials and component costs were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. In addition, in 2014, approximately 47.7%, 30.3%, 13.2% and 7.3% of our total capital expenditures (principally for the purchase of equipment) was denominated in NT dollars, Japanese yen, U.S. dollars and Renminbi, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net revenue is derived from sales to customers located outside of Taiwan. In 2012, 2013 and 2014, sales to our overseas customers accounted for 60.2%, 65.5% and 66.8%, respectively, of our net revenue. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net revenue. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties, or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales. Also, panel industry in Taiwan may be negatively impacted by the proposed China-South Korea Free Trade Agreement, which proposes tariff reduction covering several areas of trade including the panel and polarizer products.

We face risks related to health epidemics and outbreaks of contagious disease.

In 2009 and 2011, there have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. In 2014, a deadly disease called Ebola virus diseases (“EVD”) caused thousands of death in West Africa and also spread to other parts of world. The outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza, EVD or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

Risks Related to Our ADSs and Our Trading Market

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

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

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. We did not issue shares to our employees in 2012, 2013 or 2014. In addition, we did not grant any stock options to our employees in 2012, 2013 or 2014. If we issue stock bonuses or stock options to employees in the future, our equity holders may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. As of February 28, 2015, we have purchased from the market an aggregate principal amount of US$424.9 million of the outstanding bonds at a cost of US$426.9 million. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$39.46 per common share. As of February 28, 2015, none of the bonds has been converted into our common shares, and the principal amount of the outstanding bonds was US$375.1 million. Upon full conversion, the outstanding bonds would be converted to 292,570,395 common shares if based on the current conversion price, representing approximately 3.0% of our outstanding shares at the end of February 28, 2015. Any conversion of the bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. Moreover, in May 2013, we issued 797,199,580 common shares for cash to sponsor the issuance of US$350.8 million American Depositary Shares. Any prior or future issuance of additional equity or equity-linked securities could each cause dilution to ADS holders.

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

With the exception of a foreign institutional investor with a fixed place of business or business agent within the ROC, non-ROC holders of ADSs (other than a PRC person) withdrawing our shares represented by ADSs also are required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations (“Tax Guarantor”). Generally, the evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder would be able to appoint and obtain approval for such agent in a timely manner.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic issuers, including, but not limited to:

•	the evaluation standards for director’s independence;

•	the requirements for non-management directors to meet regularly without management;

•	the requirement to have nominating/corporate governance committee;

•	the requirement to have a compensation committee set up pursuant to NYSE rules;

•	the requirement for shareholders’ approval on all equity based compensation and material revisions thereto; and

•	the requirement to adopt NYSE corporate governance guidelines.

For a detailed discussion of the differences between our corporate governance practices and the NYSE listing standards, see “Item 16—16.G. Corporate Governance” for more information.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2015, we had an aggregate of 9,624.2 million shares issued and outstanding, most of which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. For example, in May 2013, we issued 797,199,580 common shares for cash to sponsor the issuance of US$350.8 million ADSs. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

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

On October 1, 2014, our subsidiary BriView Corp. completed a merger with Forhouse Corporation (“Forhouse”), one of our investees. Both companies were primarily engaged in the manufacturing and selling of TFT-LCD modules and backlight modules. The purpose of the merger was to integrate resources and increase competitiveness. After the merger, Forhouse, as the surviving company, was renamed to Darwin Precisions Corporation and became our subsidiary.

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M.Setek, a major polysilicon and solar wafer manufacturer in Japan, through equity investments in 2009. Also, in May 2010, we formed a joint venture with SunPower Technology, Ltd. (“SPTL”), a subsidiary of SunPower Corporation, a leading manufacturer of residential and commercial solar systems in the United States, to construct and operate a solar cell manufacturing facility in Malaysia, AUO SunPower Sdn. Bhd. (“AUSP”). We aim to provide reliable total solar solutions with high-efficiency to cater to the needs of residential, commercial and utility customers globally. With our efforts, we reached accumulated shipment of 1 gigawatt of solar PV modules as of October 2014.

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

For a description of our capital expenditures in the past three fiscal years and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.— Liquidity and Capital Resources— Capital Expenditures.”

4.B.	Business Overview

Introduction

We are one of the world’s leading TFT-LCD panel providers. We operate in two business segments: display business and solar business.

Display business. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in televisions, monitors,  mobile PCs, mobile devices and commercial and other applications (such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals and pachinko machines), etc.

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

For the year ended December 31, 2014, net revenue generated from our display business and solar business were NT$384.3 billion (US$12.2 billion) and NT$23.8 billion (US$0.8 billion), respectively, representing approximately 94.2% and 5.8% of our total net revenue, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 38 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs. With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. As of February 28, 2015, all fabs have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display products for the following principal product categories:

•	Televisions, which typically utilize display panels ranging from 17 inches to 75 inches, including panels for televisions, TV sets and other related products for televisions.

•	Monitors, which typically utilize display panels ranging from 17 inches to 32 inches, including products such as desktop monitors.

•	Mobile PCs, which typically utilize display panels ranging from 6 inches to 17.3 inches, including products such as notebooks and tablets.

•	Mobile devices, which typically utilize display panels ranging from 1.6 inches to 7 inches, including products such as mobile phones.

•
Commercial and other applications, which typically utilize display panels ranging from 2.5 inches to 22 inches or above for use in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines and others.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(Panels in thousands)
Products for Televisions	32,575.1	33,521.0	31,793.3
Products for Monitors	28,599.7	30,983.9	28,561.7
Products for Mobile PCs	56,759.0	59,325.0	66,148.5
Products for Mobile Devices	107,038.4	89,045.0	102,642.1
Products for Commercial and Other Applications	52,769.7	56,619.4	58,478.5
Total	277,741.9	269,494.3	287,624.1

The following table sets forth our net revenue by product category for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Products for Televisions	168,892.2	44.6	188,428.2	45.3	171,399.6	5,424.0	42.0
Products for Monitors	59,576.0	15.7	59,564.2	14.3	57,549.0	1,821.2	14.1
Products for Mobile PCs	72,373.6	19.1	78,376.8	18.8	75,353.6	2,384.6	18.5
Products for Mobile Devices	23,592.0	6.3	26,670.0	6.4	34,412.5	1,089.0	8.4
Products for Commercial and Other Applications	34,154.5	9.0	36,601.8	8.8	39,117.1	1,237.9	9.6
Solar Products	11,350.6	3.0	17,526.8	4.2	23,843.5	754.5	5.8
Others(1)	8,532.0	2.3	9,195.2	2.2	6,503.4	205.8	1.6
Total	378,470.9	100.0	416,363.0	100.0	408,178.7	12,917.0	100.0

(1)	Includes sales of raw materials, components and service charges.

Products for Televisions

Our current portfolio of products for televisions consists of 17-inch to 75-inch panels. In 2014, approximately 85.6% of the sales of products for televisions we produced were 39 inches and above. In 2012, 2013 and 2014, sales of products for televisions accounted for 44.6%, 45.3% and 42.0%, respectively, of our net revenue.

Products for Monitors

In 2012, 2013 and 2014, sales of products for monitors accounted for 15.7%, 14.3% and 14.1%, respectively, of our net revenue. The most commonly produced size of monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2014, 19.5-, 22-and 24-inch panels were most commonly produced for monitors.

Products  for Mobile PCs

In 2012, 2013 and 2014, sales of products for mobile PCs accounted for 19.1%, 18.8% and 18.5%, respectively, of our net revenue. In 2014, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 are the most commonly produced sizes for notebooks, while 7- to 10.1-inch panels are the most commonly produced sizes for tablets.

Products for Mobile Devices

Our products for mobile devices are used in products such as mobile phones. In 2012, 2013 and 2014, sales of products for mobile devices accounted for 6.3%, 6.4% and 8.4%, respectively, of our net revenue.

Products for Commercial and Other Applications

Our products for commercial and other applications are used in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines and others. In 2012, 2013 and 2014, sales of products for commercial and other applications accounted for 9.0%, 8.8% and 9.6%, respectively, of our net revenue.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan and other areas. The following table sets forth the geographic breakdown of our net revenue by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
Region	NT$	%	NT$	%	NT$	US$	%
	(in millions, except percentages)
Taiwan	150,790.4	39.8	143,549.4	34.5	135,420.4	4,285.4	33.2
PRC	114,469.5	30.2	141,951.3	34.1	135,102.4	4,275.4	33.1
Japan	14,864.2	3.9	42,562.6	10.2	37,410.4	1,183.9	9.1
Singapore	31,397.4	8.3	23,280.8	5.6	34,237.7	1,083.4	8.4
Malaysia	4,675.5	1.2	12,986.3	3.1	12,952.0	409.9	3.2
Others(1)	62,273.9	16.6	52,032.6	12.5	53,055.8	1,679.0	13.0
Total	378,470.9	100.0	416,363.0	100.0	408,178.7	12,917.0	100.0

(1)	Include Untied States, Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net revenue for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net revenue is attributable to a small number of our customers. In 2012, 2013 and 2014, our five largest customers accounted for 37.6%, 39.7% and 33.4%, respectively, of our net revenue. In addition, some customers individually accounted for more than 10% of our net revenue for each of the last three years. For example, Samsung Group accounted for 15.3%, 13.8% and 10.2% of our net revenue in 2012, 2013 and 2014, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming several months, and typically place purchase orders several weeks before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2014, our reserve for warranties totaled NT$2,668.5 million (US$84.4 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Selling prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. From time to time, we may extend longer credit terms to our large customers as compared to our smaller customers. The average number of collection days extended for sales to our customers for the years ended December 31, 2012, 2013 and 2014 was 45 days, 38 days and 46 days, respectively. We believe the terms for customers and products are comparable to the terms offered by our industry peers.

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

The manufacturing process consists of hundreds of steps, but may be divided into three primary steps. The first step is the array process, which involves fabricating transistors on the back substrate using film deposition, lithography and etching. The array process is similar to the semiconductor manufacturing process, except that transistors are fabricated on a glass substrate instead of a silicon wafer. The second step is the cell process, which joins the back array substrate and the front color filter substrate. The space between the two substrates is filled with liquid crystal. The third step is the module-assembly process, which involves connecting additional components, such as driver ICs and backlight units, to the TFT-LCD panel.

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection. In contrast to the array and cell processes, the module-assembly process is labor-intensive, as it involves manual labor to assemble the pieces. A substantial portion of our module-assembly process is conducted in the PRC.

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of raw materials and components of the right quality on a timely basis. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast weekly or monthly. We source most of our raw materials and components, including critical materials such as glass substrates, liquid crystals, color filters, polarizer and driver ICs, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we may enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

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

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Driver ICs
Asahi Glass	JNC Corporation	Dai Nippon Printing	BMC(1)	Novatek
Corning Taiwan	Merck	Toray Industries	LG Chem	Raydium Semiconductor(2)
Nippon Electric Glass			Nitto Denko
Sumika Technology

(1)	BMC is a subsidiary of one of our major shareholders, Qisda. See “Item 7. Major Shareholder and Related Party Transactions—7.B. Related Party Transactions.”

(2)	Raydium Semiconductor is our investee. See “Item 7. Major Shareholder and Related Party Transactions—7.B. Related Party Transactions.”

We use a large amount of water and electricity in our manufacturing process. We mostly obtain water from government-owned entities and are in compliance with relevant local laws and regulations of water recovery rate. We use electricity supplied by the external power grids. We maintain back-up generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outages, power interruptions in general have not materially affected our production processes.

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

In 2014, we reduced our equipment purchases from 2013 primarily due to our focus on investing in technology improvements and enhancement of capacity value rather than investing in new capacity. Going forward, we expect to maintain investments in advanced technology and new capacity based on market conditions. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

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

Solar Business

We manufacture upstream and midstream solar products such as polysilicon, ingots, wafers and solar cells. Through our subsidiaries AUO Crystal Corp. and M.Setek, we manufacture polysilicon, ingots and wafers. Through AUSP, a joint venture we formed with SunPower Corporation in the United States, we produce high-efficiency solar cells in Malaysia.

We also design, develop, and manufacture solar PV modules, as well as produce solar PV systems and provide various value-added services for solar PV systems projects. A solar PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar PV modules are manufactured with multi-crystalline PV cells and mono-crystalline PV cells. Our PV modules are made with a highly strengthened frame design that enhances their abilities to withstand vibrations. A solar PV system consists of one or more solar PV modules that are physically mounted and electrically interconnected with system components such as inverters, mounting structures, wiring systems and other devices to produce and store electricity. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment.” for information on our principal manufacturing sites for the solar business.

We sell our solar PV modules primarily to overseas customers, including installers, solar PV system integrators, property developers and other value-added resellers, which incorporate our PV modules into large on-grid integrated PV systems with inverters, mounting structures and wiring systems. We have commenced mass production of back-contact mono-crystalline modules with conversion efficiencies over 20% since 2011. In 2012, we launched the alternative current (“AC”) module, a high-efficient module with integrated microinverter in the United States. Also, we market our solar PV products and services, which are sold in Europe, the United States Asia and elsewhere. With our efforts, we reached accumulated shipment of 1 gigawatt of solar PV modules as of October 2014. In addition, with our efforts to provide value-added services for solar PV systems projects, we have successfully completed and secured solar projects with our global partners in Europe, the United States, Asia and elsewhere.

In 2014, revenues generated from our solar business amounted to NT$23,843.5 million (US$754.5 million), representing 5.8% of our total net revenue for 2014.

Quality Control

We have implemented quality inspection and testing procedures at all of our fabs and module-assembly facilities. Our quality management system includes statistical process controls, which involve sampling measurements to monitor and control the production processes. We perform outgoing quality control based on sampling plans, ongoing reliability tests covering a wide range of application conditions, in-process quality control to prevent potential quality deviations, and other programs designed for process measurement and improvement, reduction of manufacturing costs, maintenance of on-time delivery, increasing in-process production yields and improving field reliability of our products. If a problem is detected, we take steps to contain the problem, conduct defect analyses to identify the cause of the problem and take appropriate corrective and preventive actions.

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

Our quality management system has received accredited International Standard of ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the ISO/TS16949 for most of our factories that design and manufacture the flat panel displays. In addition, all of our facilities have been certified as meeting the International Organization for Standardization ISO 14001 environmental protection standards and OHSAS 18001 occupational health and safety standard and certain of our facilities have completed ISO 50001 certification for energy management. The International Standard assessment process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, most of our insurance policies cover the amount equal to the book value of assets. As of December 31, 2014, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$44.0 billion (US$1.4 billion) for all of our inventories and NT$707.7 billion (US$22.4 billion) for our equipment and facilities. In addition, as of December 31, 2014, we had insurance coverage for business interruptions in the aggregate amount of NT$44.8 billion (US$1.4 billion).

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

Intellectual Property

Overview

As of February 28, 2015, we had filed more than 21,300 patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union, Korea and others. These patent applications include patents for TFT-LCD manufacturing processes and products, and more than 14,200 patent were issued as of February 28, 2015. Most of these patents have a term of 20 years. In addition, we have registered “AU Optronics” as trademarks in some countries and jurisdictions where we operate, including ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as trademarks in the ROC, PRC, United States, European Union, Japan and Korea.

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

We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies. We may find it necessary to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. We may suffer legal liabilities and financial and reputational damages if we are found to infringe product or process technology rights held by others. We are currently involved in litigation regarding alleged patent infringement. See “Item 8. Financial Information—8.A.7. Litigation.”

License Agreements

We have entered into patent and intellectual property license and cross-license agreements, some of which require periodic royalty payments. For example: (i) we have a license agreement with FDTC (subsequently assumed by Fujitsu Limited), effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain TFT-LCD panels at our facilities, (ii) we entered into a cross-license agreements with each of Sharp, LG Display Co., Ltd., (“LGD”), Samsung Electronics Co., Ltd. (“Samsung”) and Hydis Technologies Co., Ltd. (“Hydis”, E Ink’s Korean subsidiary), respectively. Under each of these agreements, each party granted to the other non-transferable and non-exclusive licenses in relation to certain patents involving LCD related technologies, (iii) we have a cross-license agreement with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display Co., Ltd. (formerly known as IPS Alpha Technology Ltd.) , under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (iv) we have a license agreement with Semiconductor Energy Laboratory Co., Ltd., which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and certain OLED products, (v) we have a cross-license agreement with Toshiba Mobile Display Co., Ltd., under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (vi) we have a cross-license agreement with E Ink Holding Inc. (“E Ink”), under which AUO granted to E Ink non-transferrable and non-exclusive licenses under certain patents involving LCD-related and certain other technologies, and E Ink granted to AUO a non-transferrable and non-exclusive licenses under certain patents involving LCD-related technologies, (vii) we have a cross-license agreement with Seiko Epson Corporation (“Seiko Epson”), under which AUO granted to Seiko Epson non-transferrable and non-exclusive licenses under certain patents involving certain technologies, and Seiko Epson granted to AUO a non-transferrable and non-exclusive license under certain patents involving LCD related technologies, and (viii) we have a trademark licensing agreement with BenQ Corporation, under which BenQ Corporation granted AUO a non-exclusive trademark license for the development, marketing and sale of our solar products and services.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

4.C.	Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2014.

AU Optronics Corp.
49%
Toppan CFI (Taiwan) Co., Ltd.
100%
Konly Venture Corp.
8.01%
Darwin Precisions Corporation (1)
13.32%
AUO Crystal Corp. (2)
0.03%
Sanda Materials Corporation (4)
100%
Fargen Power Corporation
100%
Evergen Power Corporation
100%
Ronly Venture Corp.
5.18%
Darwin Precisions Corporation (1)
0.82%
AUO Crystal Corp. (2)
0.01%
Sanda Materials Corporation (4)
82.42%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
30.29%
Darwin Precisions Corporation (1)
29.71%
BriView (L) Corp. (3)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Darwin Precisions (Suzhou) Corp.
100%
Darwin Precisions (Xiamen) Corp.
100%
Darwin Precisions (Chengdu) Corp. (5)
100%
Force International Holding Ltd.
100%
Forefront Corporation
100%
Forhouse Electronics (Suzhou) Co., Ltd.
100%
Forhouse International Holding Ltd.
100%
Fullhouse Corporation Sdn. Bhd. (5)
100%
Full Luck Precisions Co., Ltd.
100%
Full Luck (Wujiang) Precisions Co., Ltd.
100%
Prime Forward International Ltd.
100%
Fortech Electronics (Kunshan) Co., Ltd.
100%
Forward Optronics International Corp.
65.52%
100%
Fortech International Corp.
34.48%
Suzhou Forplax Optronics Co., Ltd.
100%
Fortech Electronics (Suzhou) Co., Ltd.
100%
Fortech Optronics (Xiamen) Co., Ltd.
99.86%
Sanda Materials Corporation (4)
99.98%
M.Setek Co., Ltd.
100%
AU Optronics (L) Corp.
AUO Energy (Tianjin) Corp.
100%
AUO Green Energy Europe B.V.
100%
AUO Green Energy America Corp.
100%
100%
AUO Green Energy Germany GmbH (5)
BriView (Kunshan) Co., Ltd. (5)
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
100%
AU Optronics (Slovakia) s.r.o.
100%
AU Optronics Manufacturing (Shanghai) Corp.
100%
AFPD Pte., Ltd.
51%
Huizhou Bri-King Optronics Co., Ltd.(5)
49%
AU Optronics (Kunshan) Co., Ltd.
100%
a.u. Vista Inc.

(1) 30.29% held directly by us, 8.01% held indirectly through Konly Venture Corp. and 5.18% held indirectly through Ronly Venture Corp., respectively.
(2) 82.42% held directly by us, 13.32% held indirectly through Konly Venture Corp. and 0.82% held indirectly through Ronly Venture Corp., respectively.
(3) 70.29% held indirectly by AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.
(4) 99.86% held directly by us, 0.03% held indirectly through Konly Venture Corp. and 0.01% held indirectly through Ronly Venture Corp., respectively.
(5) In the process of liquidation.

The following table sets forth summary information for our subsidiaries as of December 31, 2014.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%
AU Optronics Corporation America	Sales and sales support of TFT-LCD modules	United States	100.00%(1)
AU Optronics Corporation Japan	Sales and sales support of TFT-LCD modules	Japan	100.00%(1)
AU Optronics Europe B.V.	Sales support of TFT-LCD modules	Netherlands	100.00%(1)
AU Optronics Korea Ltd.	Sales support of TFT-LCD modules	South Korea	100.00%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD modules	Singapore	100.00%(1)
AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Xiamen) Corp.	Assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Suzhou) Corp., Ltd.	Assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar PV modules	Czech Republic	100.00%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Slovakia) s.r.o.	Repair of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of molds	Slovakia Republic	100.00%(1)
AUO Energy (Tianjin) Corp.	Manufacturing and sale of solar modules	PRC	100.00%(13)
AUO Green Energy America Corp.	Holding company, sale and sales support of solar modules	United States	100.00%(13)
AUO Green Energy Europe B.V.	Holding company and sales support of solar modules	Netherlands	100.00%(13)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products, TV set and related parts	PRC	100.00%(5)
Darwin Precisions (L) Corp.	Holding and trading company	Malaysia	100.00%(2)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Chengdu) Corp.	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(4)(23)
Huizhou Bri-King Optronics Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	51.00%(1)(23)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
BriView (Kunshan) Co., Ltd.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100.00%(5) (23)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products, TV sets and related parts	PRC	100.00%(5)
Forhouse International Holding Ltd.	Holding and trading company	BVI	100.00%(2)
Force International Holding Ltd.	Holding company	BVI	100.00%(2)
Fullhouse Corporation Sdn. Bhd.	Manufacturing and sale of electronics dartboard	Malaysia	100.00%(16) (23)
Forefront Corporation	Holding company	Mauritius	100.00%(20)
Fortech International Corp.	Holding and trading company	Mauritius	100.00%(16)
Forward Optronics International Corp.	Holding company	Samoa	100.00%(16)
Prime Forward International Ltd.	Holding company	Samoa	100.00%(16)
Full Luck Precisions Co., Ltd.	Holding and trading company	Mauritius	100.00%(16)
Forhouse Electronics (Suzhou) Co., Ltd.	Manufacturing and sale of motorized treadmills	PRC	100.00%(21)
Fortech Electronics (Suzhou) Co., Ltd.	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(17)
Fortech Optronics (Xiamen) Co., Ltd.	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(17)
Suzhou Forplax Optronics Co., Ltd.	Manufacturing and sale of light guide plates	PRC	100.00%(22)
Fortech Electronics (Kunshan) Co., Ltd.	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts	PRC	100.00%(18)
Full Luck (Wujiang) Precisions, Co., Ltd.	Manufacturing and sale of precision metal parts	PRC	100.00%(19)
Konly Venture Corp.	Venture capital investment	ROC	100.00%
Ronly Venture Corp.	Venture capital investment	ROC	100.00%
Darwin Precisions Corporation	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts	ROC	43.48%(6) (7)
Toppan CFI (Taiwan) Co., Ltd.	Manufacturing and sale of color filters	ROC	49.00%(7)
BriView (L) Corp.	Holding and trading company	Malaysia	100.00%(12)
AUO Crystal Corp.	Design, manufacture and sale of solar modules	ROC	96.56%(11)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of single crystal silicon wafers	Malaysia	100.00%(9)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
M.Setek Co., Ltd.	Manufacturing and sale of polysilicon and other solar-related products	Japan	99.98%(14)
AFPD Pte., Ltd.	Manufacturing LCD panels based on low temperature polysilicon technology	Singapore	100.00%(1)
AU Optronics (Kunshan) Co., Ltd.	Manufacturing, assembly and sale of TFT-LCD panels	PRC	49.00%(1)(7)
AUO Green Energy Germany GmbH	Sales support of solar modules	Germany	100.00%(10) (23)
Fargen Power Corporation	Solar power generation	ROC	100.00%(8)
Evergen Power Corporation	Solar power generation	ROC	100.00%(8)
Sanda Materials Corporation	Venture capital investment	ROC	99.90%(15)
a. u. Vista Inc.	Research and development and IP related business	United States	100.00%(1)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.
(2)	Indirectly, through our 43.48% ownership of Darwin Precisions Corporation.
(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.
(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.
(5)	Indirectly, through our 100% ownership of BriView (L) Corp.
(6)	30.29% held directly by us, 8.01% held indirectly by Konly Venture Corp. and 5.18% held indirectly by Ronly Venture Corp., respectively.
(7)
We exercise de facto control over the relevant operating activities of Toppan CFI,  AU Optronics (Kunshan) Co., Ltd. and Darwin Precisions Corporation, respectively. As a result, we consolidated Toppan CFI, AU Optronics (Kunshan) Co., Ltd. and Darwin Precisions Corporation.

(8)	Indirectly, through our 100% ownership of Konly Venture Corp.
(9)	Indirectly, through our 96.56% ownership of AUO Crystal Corp.
(10)	Indirectly, through our 100% ownership of AUO Green Energy Europe B.V.
(11)	82.42% held directly by us, 13.32% held indirectly through Konly Venture Corp. and 0.82% held indirectly through Ronly Venture Corp., respectively.
(12)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively. We hold 43.48% ownership of Darwin Precisions Corporation.
(13)	Indirectly, through our 100% ownership of AU Optronics Singapore Pte. Ltd.
(14)	Indirectly, through our 99.90% ownership of Sanda Materials Corporation.
(15)	99.86% held directly by us, 0.03% held indirectly through Konly Venture Corp., and 0.01% held indirectly through Ronly Venture Corp., respectively.
(16)	Indirectly, through our 100% ownership of Forhouse International Holding Ltd.
(17)	Indirectly, through our 100% ownership of Fortech International Corp.
(18)	Indirectly, through our 100% ownership of Prime Forward International Ltd.
(19)	Indirectly, through our 100% ownership of Full Luck Precisions Co., Ltd.
(20)	Indirectly, through our 100% ownership of Force International Holding Ltd.
(21)	Indirectly, through our 100% ownership of Forefront Corporation.
(22)	34.48% held indirectly through Forward Optronics International Corp. and 65.52% held indirectly through Fortech International Corp., respectively.
(23)
Darwin Precisions (Chengdu) Corp., BriView (Kunshan) Co., Ltd., AUO Green Energy Germany GmbH, Fullhouse Corporation Sdn. Bhd. and Huizhou Bri-King Optronics Co., Ltd. are in the process of liquidation as of December 31, 2014.

The following is a summary of our major organizational activities in the first quarter of 2015:

•
Toppan CFI In February 2015, our board of directors approved the acquisition of 51% shareholding in Toppan CFI in the amount of approximately NT$4.4 billion (US$140.1 million), in order to further secure the supply of color filters and to increase our competitiveness. Upon completion of the transaction, Toppan CFI will be 100% owned by us.

•
AU Optronics (Kunshan) Co., Ltd.  In January 2015, in furtherance of establishing our 6-generation LTPS fab in Kunshan, we increased our indirect shareholding in AU Optronics (Kunshan) Co., Ltd. from 49% to 51% in an amount of approximately US$17.2 million.

4.D.	Property, Plants and Equipment

Principal Facilities

Display Business

As of February 28, 2015, our principal manufacturing sites were located in Taiwan, the PRC, Europe and Singapore. The following table sets forth certain information relating to our principal facilities as of February 28, 2015. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Xiamen Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

As of December 31, 2014, our capacity in area basis for the display business was 2.1 million to 2.5 million square meters per month. The capacity may be subject to change due to factors such as product mix and platform transition.

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
L3A	No. 5, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	69,647	3.5	610x720	December 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in December 2020)

L3C	No. 23, Li-Hsin Rd. Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	3.5	600x720	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

L3D L5D	No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan 33383, Taoyuan, ROC	162,826	3.5 5	620x750 1,100x 1,300	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

L4A L5A L5B	No. 1, Xinhe Rd. Aspire Park Lungtan 32543, Taoyuan Taiwan, ROC	535,528	4 5 5	680x880 1,100x1,250 1,100x1,300	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

L6B	No. 228, Lungke St., Lungke Science Park, Lungtan, 32542, Taoyuan, Taiwan, ROC	867,955	6	1,500x1,850	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
L6A L5C L7A L7B L8A	No. 1 JhongKe Rd. Central Taiwan Science Park Taichung 40763, Taiwan, ROC	1,430,750	6 5 7.5 7.5 8.5	1,500x1,850 1,100x1,300 1,950x2,250 1,950x2,250 2,200x2,500	March 2005 August 2005 June 2006 March 2009 March 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

L8B	No. 1, Machang Rd. Central Taiwan Science Park Houli Dist Taichung City 42147, Taiwan, ROC.	587,810	8.5	2,200x2,500	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

L4B	10 Tampines Industrial Avenue 3 Singapore 528798	183,341	4.5	730x920	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

Module S01, S02, S06	No. 398, Suhong Zhong Road Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

Module S03	No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC	83,508	N/A	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

Module S11, S16	No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Solar Business

As of February 28, 2015, our principal manufacturing sites for solar business were located in Taiwan, Japan, Europe and Malaysia. The following table sets forth certain information relating to our principal facilities for solar business as of February 28, 2015.

As of December 31, 2014, our solar business had the capacity of producing 530 tons of polysilicon per month, 500 tons of ingot per month, 28,000 thousand pieces (kpcs) of wafer per month, and 350 megawatt of solar modules per year. The actual shipment may be subject to market conditions, customer demand and capacity outsourcing.

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
No. 1 JhongKe Rd. Central Taiwan Science Park, Taichung City 407, Taiwan, ROC	1,430,750(1)	April 2010 November 2011	Manufacturing of solar module	• Building is owned • Land is leased (expires in December 2022)

No. 1, Zhongke Rd., Xitun Dist., Taichung City 407, Taiwan, ROC	9,559	June 2011	Production of wafer	• Building is owned • Land is leased

No. 2, Jian 7th Rd., Wuqi Dist., Taichung City 435, Taiwan, ROC	19,510	October 2011	Production of ingot	• Building is owned • Land is leased

No. 335, sec. 2, Houke Rd., Houli Dist, Taichung City 421, Taiwan, ROC	44,225	June 2012	Production of ingot and wafer	• Building is owned • Land is leased

Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,587 (including Kochi Site 1 and Kochi Site 2)	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingot	• Building is owned • Land is owned

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan	47,596 (including Soma Site 1 and Soma Site 2)	Soma Site 1: October 2007 Soma Site 2: February 2011	Production of polysilicon	• Building is owned • Land is owned

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	July 2010	Manufacturing of solar module	• Building is leased (expires in December 2016) • Land is leased (expires in December 2016)

Bhd.Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	8,578	March 2011	Production of wafer	• Building is leased • Land is leased

(1)	Shared the same facility with L6A, L5C, L7A, L7B and L8A fabs

Expansion Projects

In order to sustain our long-term profit model, we plan to invest in capacity expansion, new facilities and technology upgrades for the purpose of manufacturing competitive products to differentiate ourselves against our competitors.

Set forth below is a description of our principal expansion projects:

6-Generation Fab in Kunshan, PRC. To further capture the market of mobile devices, we are in the process of establishing a 6-generation LTPS fab in Kunshan, PRC to produce small to medium-size panels. The 6-generation fab is expected to be capable of processing substrates with dimensions of 1,500 x 1,850 millimeters, and we plan to begin commercial production in the second half of 2016. However, the equipment move-in and ramp-up schedule will be subject to market conditions.

8.5-Generation Capacity Expansion. To cater to the expected strong demand in large-size panels, we plan to increase production capacity at our 8.5-generation facilities in Houli District, Taichung City, Taiwan by 25 thousand to 30 thousand substrates per month. The expanded capacity at our 8.5-generation facilities is expected to be rolled out in the first half of 2016, while the equipment move-in and ramp-up schedule will be subject to market conditions.

We estimate our capital expenditures in 2015 to be around NT$40.0 billion for purposes including technologies upgrade, the installation of our 6-generation LTPS fab in China and the capacity expansion at our 8.5-generation fab in Taiwan as mentioned above. Our principal sources of funds include cash on hand, cash flow from operations and financing activities, for instance the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. For further descriptions with regard to our capital expenditures and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.— Liquidity and Capital Resources— Capital Expenditures.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and their accompanying notes included elsewhere herein which are prepared in accordance with IFRS. Until and including our financial statements for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with ROC GAAP, with reconciliations to U.S. GAAP. Following our adoption of IFRS, we are no longer required to reconcile our consolidated financial statements prepared in accordance with IFRS to U.S. GAAP.

5.A.	Operating Results

Our operating results are affected by a number of factors, principally by general market conditions, operating efficiency and product mix.

General Market Conditions

The display panel industry in general has been characterized by cyclical market conditions. From time to time, the industry has experienced imbalances between excess supply and slowdowns in demand, and in certain periods, resulting in declines in average selling prices. Our revenues primarily depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices and volumes. The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. Recently, it is expected that the demand for panels is likely to grow steadily mainly driven by a shift toward larger screen and higher resolution products and TV replacement cycle, including the flat screen replacement cycle in the developed markets and CRT TV and feature phone replacement cycle in the emerging markets. However, there is still a lack of visibility into future demand and the outlook of display industry remains highly uncertain. We expect average selling prices of panels will fluctuate from time to time due to the change of general market conditions.

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

The demand for our solar products also highly depends on the general economic conditions in our target markets. The solar industry has undergone challenging business conditions in the recent years, including downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply, and the fluctuations in demand mainly due to reductions in applicable governmental subsidies.

In the past year, the United States, Europe, China and Japan remain the primary markets of solar products. In the meantime, other emerging markets have gradually become the growth engine of the industry. Despite the higher tariffs imposed on our solar products in certain countries, the demand for alternative energy resources might keep the continuous growth of the solar industry.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2014, we had a monthly capacity to produce approximately 2.1 million to 2.5 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab.

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

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. Our product mix also affects the overall average selling prices of our products. In general, higher valued products, such as products with larger-sized panels or higher resolution, typically command higher average selling prices. If the percentage of sales in higher valued products as a percentage of our net revenue increases, the overall average selling prices for all of our display products may likely improve. Moreover, higher selling prices are typically associated with new products and technologies when they are first introduced into the market, thus our ability to introduce and sell new products that offset the anticipated fluctuation and long-term declines in the average selling prices of our existing products is also one of the most important factors to maintain or increase our revenues. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 4 to our consolidated financial statements included elsewhere herein. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns are estimated based on historical experience, our management’s judgment, and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period the related revenue is recognized. There have been no changes in this policy for the last three years.

The movements of the allowance for sales returns and discounts are as follows:

	2012	2013	2014
	NT$	NT$	NT$	US$
	(in thousands)
Balance beginning of year	451,026	458,081	595,767	18,853.4
Provision charged to revenue	1,677,914	2,387,916	1,584,730	50,149.7
Utilized	(1,670,859)	(2,250,230)	(1,355,142)	(42,884.3)
Balance at end of year	458,081	595,767	825,355	26,118.8

Allowance for Doubtful Accounts Receivables

We periodically evaluate our outstanding accounts receivables for collectability purposes on an individual and a collective basis. We first assess whether objective evidence of impairment exists for outstanding accounts receivables that are individually significant. If there is objective evidence indicating that an impairment loss has occurred, the amount of impairment loss is assessed individually. For accounts receivables other than those aforementioned, we group those assets and assess their impairment collectively. Our evaluation on collective basis includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is primarily based on our average historical collection experience and current trends in the credit quality of our customers. We also carry accounts receivable insurance for potential defaults. There have been no changes in this policy for the last three years.

Provisions of Warranty Obligations

We make a provision for warranty obligations based on the estimated costs that we expect to incur. These liabilities are accrued when product revenue are recognized. We make the provisions based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance. We regularly review the basis of the accrual and, if necessary, amend it as appropriate at the end of reporting period. There could be a significant impact on provisions for warranty obligations for any changes of the basis of the accrual. We recognized warranty obligations amounting to NT$2,524.1 million and NT$2,668.5 million (US$84.4 million) as of December 31, 2013 and 2014, respectively.

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

Inventories write downs to net realizable value, which are amounts charged to cost of sales were NT$4,880.4 million, NT$5,106.5 million and NT$4,731.3 million (US$149.7 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The provision made in 2014 decreased mainly due to a lower level of inventories at the end of 2014 compared to those in 2013. The provision made in 2013 slightly increased from 2012 primarily due to the inventory write-downs on certain products after taking into consideration of their prevailing market prices.

Recoverability of Long-Lived Assets

Our long-lived assets include property, plant and equipment and intangible assets. We assess the impairment of long-lived assets at the reporting date or whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If any such indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit is estimated. Recoverable amount is defined as the higher of (a) the fair value of an asset or a cash-generating unit (CGU) less costs to dispose (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the asset or CGU. An impairment loss is recognized in profit or loss if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

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

Some indications of impairment existed in our solar segment in recent years. Therefore, we performed the impairment evaluation over the solar CGU in the fourth quarter of 2012, 2013 and 2014, respectively. The recoverable amount was determined by the value in use, which was based on the future cash flows expected to be derived from the solar CGU. The cash flow projections were determined using management’s internal forecasts for five years and extrapolated with stable or declining growth rates for subsequent years. The sales growth rates and margins used to estimate cash flows were based on past performance and external market growth assumptions.

In 2012, the pre-tax discount rate applied to cash flow projections was 9.74% and cash flows beyond the five-year period were extrapolated using the average sales growth rate of negative 1%, which resulted in the estimated value in use of NT$28,007.4 million being less than its carrying amount. Consequently, we recognized an impairment charge of NT$2,857.6 million related to property, plant and equipment in 2012. Further in 2013 and 2014, we wrote down our property, plant and equipment by NT$159.5 million and NT$2,296.1 million (US$72.7 million), respectively, as certain equipment was extremely low in utilization of which the fair value is expected to be minimal.

Investments in Equity-accounted Investees

When we have the ability to exercise significant influence over the operating and financial policies of investees, or when we have contractual arrangement with other parties sharing equal control over the arrangement, and have rights to the net assets of the arrangement, those investments are accounted for using the equity method. Significant judgment is required to assess whether we have significant influence. Factors that we consider in making such judgment include, among other matters, participation in policymaking processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

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

In 2012 and 2013, some of our associates, primarily including Forhouse, Sipix Technology Inc., Qisda Corporation and Wellypower Optronics Corporation Ltd. (subsequently merged with and into Lextar Electronics Corp.) experienced declines in market value for a certain length of time or were incurring losses, which were the indications of impairment. By performing impairment evaluations, we recognized impairment losses of NT$1,635.9 million and NT$183.5 million for the years ended December 31, 2012 and 2013, respectively, based on estimated recoverable amounts of NT$3,082.8 million and NT$5,421.4 million, respectively. The recoverable amount was determined by the value in use, which were not necessarily the current market values. In 2014, we did not recognize any impairment loss on our investments in equity-accounted investees.

Income Taxes Uncertainties and Recognition of Deferred Tax Assets

We are subject to the continuous examination of our income tax returns by the tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses carryforwards and tax investment credits. As of December 31, 2012, 2013 and 2014, our unrecognized deferred tax assets were NT$45,305.1 million, NT$42,100.4 million and NT$38,700.3 million (US$1,224.7 million), respectively.

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

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the mid-point of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$8,678.7 million and NT$7,318.1 million (US$231.6 million) in the consolidated statements of financial position as of December 31, 2013 and 2014, respectively. See Notes 20 and 37 to our consolidated financial statements included elsewhere in this annual report. However, our actual liability may be materially different from the estimates as of December 31, 2014 and may have a material adverse effect on our operating results, cash flows or financial condition.

Measurement of Defined Benefit Obligations

We use the Projected Unit Credit Method for accrued pension liabilities and the resulting pension expenses under defined benefit pension plans. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. The discount rate is determined by reference to the yield rate on Taiwan government bonds at the reporting date. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability. As of December 31, 2013 and 2014, the accrued pension liabilities for our defined benefit obligations were NT$783.8 million and NT$591.4 million (US$18.7 million), respectively.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	378,470.9	100.0	416,363.0	100.0	408,178.7	12,917.0	100.0
Cost of sales	(391,593.8)	(103.5)	(382,378.9)	(91.8)	(359,668.1)	(11,381.9)	(88.1)
Gross profit (loss)	(13,122.9)	(3.5)	33,984.1	8.2	48,510.6	1,535.1	11.9
Selling and distribution expenses	(6,377.2)	(1.7)	(7,470.0)	(1.8)	(7,799.0)	(246.8)	(1.9)
General and administrative expenses	(9,203.9)	(2.4)	(9,691.1)	(2.4)	(9,389.6)	(297.1)	(2.3)
Research and development expenses	(9,904.3)	(2.6)	(8,530.5)	(2.0)	(9,156.6)	(289.8)	(2.2)
Other income	3,191.5	0.8	2,448.5	0.6	2,162.1	68.4	0.5
Other gains and losses	(10,665.1)	(2.8)	(1,176.4)	(0.3)	(801.8)	(25.3)	(0.2)
Finance costs	(5,731.2)	(1.5)	(4,782.8)	(1.1)	(4,045.1)	(128.0)	(1.0)
Share of profit of equity-accounted investees	319.0	0.1	454.2	0.1	499.8	15.8	0.1
Profit (loss) before income tax	(51,494.1)	(13.6)	5,236.0	1.3	19,980.4	632.3	4.9
Income tax expense	1,124.0	0.3	1,359.1	0.3	3,243.2	102.6	0.8
Profit (loss) for the year	(52,618.1)	(13.9)	3,876.9	1.0	16,737.2	529.7	4.1
Other comprehensive income (loss) for the year, net of taxes	(1,583.8)	(0.4)	2,998.5	0.7	2,177.7	68.9	0.5
Total comprehensive income (loss) for the year	(54,201.9)	(14.3)	6,875.4	1.7	18,914.9	598.6	4.6

In 2014, we had higher gross and net margins compared to 2013, primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control. Due to the same reasons, we had higher gross and net margins in 2013 compared to 2012. Please see below for further analysis of our results of operations for the years ended December 31, 2012, 2013 and 2014.

For the Years Ended December 31, 2014 and 2013

Net Revenue

Net revenue decreased 2.0% to NT$408,178.7 million (US12,917.0 million) in 2014 from NT$416,363.0 million in 2013.

Net revenue of large-size panels decreased 5.7% to NT$309,093.8 million (US$9,781.4 million) in 2014 from NT$327,844.1 million in 2013. This decrease was primarily due to a decrease in the average selling price per panel. The average selling price per panel decreased by 5.7%, which was NT$2,643.7 (US$83.7) in 2014 and NT$2,802.7 in 2013, respectively. We experienced a significant decline in the market price of TV panels in the second half of 2013. Although the market price of most TV panels had gradually increased since the first quarter of 2014, the average selling prices of our large-size panels in 2014 remained lower compared to the prior year.

Net revenue of small- to medium-size panels increased 11.2% to NT$68,738.0 million (US$2.175.3 million) in 2014 from NT$61,796.9 million in 2013. The increase was primarily due to an increase in sales of products for mobile device and certain commercial products, such as automobile panels, with more advanced technologies or larger size panels which yielded a higher premium.

Cost of sales

Cost of sales consist primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 5.9% to NT$359,668.1 million (US$11,381.9 million) in 2014 from NT$382,378.9 million in 2013. As a percentage of net revenue, cost of sales decreased from 91.8% in 2013 to 88.1% in 2014. This decrease in cost of sales was primarily due to our enhanced cost control and lower depreciation expenses.

Gross Profit (Loss)

Gross profit was NT$48,510.6 million (US$1,535.1 million) in 2014 compared to gross profit of NT$33,984.1 million in 2013. Gross margin, which is gross profit (loss) divided by net revenue, mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. We had gross margin of 11.9% and 8.2% in 2014 and 2013, respectively. The improvement was primarily due to the improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Selling and Distribution Expenses

Selling and distribution expenses increased 4.4% to NT$7,799.0 million (US$246.8 million) in 2014 from NT$7,470.0 million in 2013. As a percentage of net revenue, selling and distribution expenses slightly increased to 1.9% in 2014 from 1.8% in 2013. The higher expenses in 2014 were primarily due to an increase in overall expenditures related to our marketing activities corresponding with the increased sales volumes in 2014.

General and Administrative Expenses

General and administrative expenses decreased 3.1% to NT$9,389.6 million (US$297.1 million) in 2014 from NT$9,691.1 million in 2013. As a percentage of net revenue, general and administrative expenses slightly decreased to 2.3% in 2014 from 2.4% in 2013. The decrease in 2014 was primarily due to adjustments on surtaxes of certain China subsidiaries and a decrease in repair and maintenance expenses.

Research and Development Expenses

Research and development expenses increased 7.3% to NT$9,156.6 million (US$289.8 million) in 2014 from NT$8,530.5 million in 2013. As a percentage of net revenue, research and development expenses increased to 2.2% in 2014 from 2.0% in 2013. The increase in 2014 was primarily due to an increase in our research and development projects.

Other Gains and Losses

Other gains and losses include primarily gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, gain on bargain purchase and provisions related to legal proceedings or claims and others. Total net other losses decreased 31.8% to NT$801.8 million (US$25.3 million) in 2014 from NT$1,176.4 million in 2013. The decrease was primarily attributable to the gain on bargain purchase we recorded for the merger of BriView Corp. and Forhouse in the fourth quarter of 2014, which was partially offset by an increase in impairment losses on property, plant and equipment derived from the cash-generating unit of our solar business in 2014 as compared to the impairment losses in 2013.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans, other loans and convertible bonds. Finance costs decreased 15.4% to NT$4,045.1 million (US$128.0 million) in 2014 from NT$4,782.8 million in 2013, primarily due to a decrease in our long-term bank borrowings.

Income Tax Expense

Income tax expense increased 138.6% to NT$3,243.2 million (US$102.6 million) in 2014 from NT$1,359.1 million in 2013, primarily due to a profit before income tax of NT$19,980.4 million (US$632.3 million) in 2014 compared to a profit before income tax of NT$5,236.0 million in 2013, which led to an increase in current tax expense in 2014 resulting from a surtax on undistributed retained earnings. Our effective tax rate was 16.2% in 2014 compared to 26.0% in 2013. The lower effective tax rate in 2014 compared to that of 2013 was mainly because tax losses carryforwards and tax exemption were utilized to offset our tax expenses even though we generated better profits in 2014.

Net Profit (Loss) for the Year

As a result of the foregoing, we had a net profit of NT$16,737.2 million (US$529.7 million) in 2014 or basic earnings per share of NT$1.70 (US$0.05) and diluted earnings per share of NT$1.69 (US$0.05) in 2014 as compared to a net profit of NT$3,876.9 million or basic and diluted earnings per share of NT$0.41 and NT$0.40, respectively, in 2013.

For the Years Ended December 31, 2013 and 2012

Net Revenue

Net revenue increased 10.0% to NT$416,363.0 million in 2013 from NT$378,470.9 million in 2012.

Net revenue of large-size panels increased 4.2% to NT$327,844.1 million in 2013 from NT$314,536.0 million in 2012. This increase was primarily due to an increase in the average selling price per panel which resulted from the improvement in our product mix. The average selling price per panel increased by 9.8%, which was NT$2,802.7 in 2013 and NT$2,553.0 in 2012, respectively. The higher average selling price in 2013 was primarily due to the improvement of our product mix towards larger-sized panels with higher price premium.

Net revenue of small- to medium-size panels increased 40.3% to NT$61,796.9 million in 2013 from NT$44,052.3 million in 2012. The increase was primarily due to a substantial increase in the sales volume of small-to medium-size panels used in tablets and an increase in the sales of products for mobile devices, such as smart phones, with more latest technologies and better resolutions which yielded a higher premium.

Cost of sales

Cost of sales consist primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 2.4% to NT$382,378.9 million in 2013 from NT$391,593.8 million in 2012. As a percentage of net revenue, cost of sales decreased from 103.5% in 2012 to 91.8% in 2013. This decrease was primarily due to our enhanced cost control, higher capacity utilization rate and lower depreciation expenses.

Gross Profit (Loss)

Gross profit was NT$33,984.1 million in 2013 compared to a gross loss of NT$13,122.9 million in 2012. Gross margin, which is gross profit (loss) divided by net revenue, mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. We had a positive gross margin of 8.2% in 2013, compared to a negative gross margin of 3.5% in 2012. The improvement was primarily due to the improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Selling and Distribution Expenses

Selling and distribution expenses increased 17.1% to NT$7,470.0 million in 2013 from NT$6,377.2 million in 2012. As a percentage of net revenue, selling and distribution expenses slightly increased to 1.8% in 2013 from 1.7% in 2012. The higher expenses in 2013 were primarily due to an increase in overall expenditures related to our marketing activities corresponding with the increased sales in 2013.

General and Administrative Expenses

General and administrative expenses increased 5.3% to NT$9,691.1 million in 2013 from NT$9,203.9 million in 2012. As a percentage of net revenue, general and administrative expenses remained flat of 2.4% in both 2013 and 2012. The increase in 2013 was primarily due to an increase in local tax and government fees and repair and maintenance expenses. Such increases were partially offset by a decrease in professional service expense.

Research and Development Expenses

Research and development expenses decreased 13.9% to NT$8,530.5 million in 2013 from NT$9,904.3 million in 2012. As a percentage of net revenue, research and development expenses decreased to 2.0% in 2013 from 2.6% in 2012. The decrease in 2013 was primarily because certain of our products and technology had been mass produced or had been ready for mass production.

Other Gains and Losses

Other gains and losses include primarily gains or losses on disposal of financial assets and non-financial assets, impairment loss on financial assets and non-financial assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, and provisions related to legal proceedings or claims and others. Total net other losses decreased 89.0% to NT$1,176.4 million in 2013 from NT$10,665.1 million in 2012. The decrease was primarily attributable to a decrease of NT$4,196.4 million in asset impairment losses and lower provisions related to legal proceedings or claims in the amount of NT$3,458.8 million in 2013 as compared to NT$6,655.2 million in 2012, and an increase of NT$1,199.5 million in disposal gain of investments.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans, other loans and convertible bonds. Finance costs decreased 16.5% to NT$4,782.8 million in 2013 from NT$5,731.2 million in 2012, primarily due to a decrease in our long-term bank borrowings.

Income Tax Expense

Income tax expense increased 20.9% to NT$1,359.1 million in 2013 from NT$1,124.0 million in 2012, primarily due to a profit before income tax of NT$5,236.0 million in 2013 compared to a loss before income tax of NT$51,494.1 million in 2012, which led to an increase in current tax expense in 2013 resulting from a surtax on undistributed retained earnings. As a result, our effective tax rate was 26.0% in 2013 compared to a negative effective tax rate of 2.2% in 2012. In 2012, the effective tax rate differs from the statutory rate primarily due to the effect of different subsidiaries income tax rates and unrecognized tax losses carryforwards. In 2013, the effective tax rate differs from the statutory rate primarily due to the surtax on undistributed retained earnings.

Net Profit (Loss) for the Year

As a result of the foregoing, we had a net profit of NT$3,876.9 million in 2013 or basic earnings per share of NT$0.41 and diluted earnings per share of NT$0.40 in 2013 as compared to a net loss of NT$52,618.1 million or basic loss per share of NT$5.81 in 2012.

Segment Information

General

We have two operating segments: display business and solar business. Our management monitors and evaluates the performance of both operating segments based on the information of their revenue and segment profit (loss). Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses. Segment profit (loss) excludes long-lived asset impairments, gains and losses on disposal of assets, gain on bargain purchase, litigation provisions for display business, foreign currency exchange gains or losses, finance costs, income taxes, share of profit and losses of equity-accounted investees and other miscellaneous income and expenses. The following table sets forth our segments results for the years indicated.

	For the Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions)
Net revenue
Display business	367,120.3	398,836.2	384,335.2	12,162.5
Solar business	11,350.6	17,526.8	23,843.5	754.5
Total	378,470.9	416,363.0	408,178.7	12,917.0
Segment profit (loss)
Display business	(30,330.8)	12,017.9	24,422.5	772.8
Solar business	(8,277.5)	(3,725.4)	(2,257.1)	(71.4)
Total	(38,608.3)	8,292.5	22,165.4	701.4

Display business

For the Years Ended December 31, 2014 and 2013

Net revenue from our display business segment decreased 3.6% to NT$384,335.2 million (US$12,162.5 million) in 2014 from NT$398,836.2 million in 2013, primarily due to a decrease in the average selling price per panel of our TV panels. For information of the changes in sales by product category for our display business segment, see “Item 4. Information on the Company—4.B. Business Overview.”

The aggregate of selling, administrative and research and development expenses in our display business segment increased 2.5% to NT$24,909.6 million (US$788.3 million) in 2014 from NT$24,301.5 million in 2013, primarily due to an increase in research and development expenses, partially offset by a decrease in general and administrative expenses. The increase in research and development expenses was primarily due to an increase in our research and development projects in 2014. The decrease in general and administrative expenses was primarily due to adjustments on surtaxes of certain China subsidiaries and a decrease in repair and maintenance expenses.

Our segment profit was NT$24,422.5 million (US$772.8 million) in 2014 compared to segment profit of NT$12,017.9 million in 2013. The increase in segment profit in 2014 was primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

For the Years Ended December 31, 2013 and 2012

Net revenue from our display business segment increased 8.6% to NT$398,836.2 million in 2013 from NT$367,120.3 million in 2012, primarily due to an increase in the average selling price per panel resulting from the improvement of our product mix. For information of the changes in sales by product category for our display business segment, see “Item 4. Information on the Company—4.B. Business Overview.”

The aggregate of selling, administrative and research and development expenses in our display business segment increased 1.9% to NT$24,301.5 million in 2013 from NT$23,848.3 million in 2012, primarily due to an increase in selling and distribution expenses, partially offset by a decrease in research and development expenses. The increase in selling and distribution expenses was primarily due to an increase in overall expenditures related to our display business’ marketing activities as a result of increased sales of display business in 2013. The decrease in research and development expenses was primarily because certain of our products and technology had been mass produced or had been ready for mass production.

Our segment profit was NT$12,017.9 million in 2013 compared to a segment loss of NT$30,330.8 million in 2012. The increase in segment profit in 2013 was primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Solar business

For the Years Ended December 31, 2014 and 2013

Net revenue from our solar business segment increased 36.0% to NT$23,843.5 million (US$754.5 million) in 2014 from NT$17,526.8 million in 2013. The increase in solar segment revenue was primarily due to the gradual recovery of market demand as well as the increase in modules sales in Europe, Japan and emerging market.

Segment loss decreased to NT$2,257.1 million (US$71.4 million) in 2014 from NT$3,725.4 million in 2013. The decrease of the segment loss in 2014 was primarily due to the improvement of our cost structure as well as an increase in the portion of higher value products.

For the Years Ended December 31, 2013 and 2012

Net revenue from our solar business segment increased 54.4% to NT$17,526.8 million in 2013 from NT$11,350.6 million in 2012. The increase in solar segment revenue was primarily due to an increase in market demand resulting from the gradual recovery in the solar industry, which led to an increase in the shipment of our solar modules and solar wafers with the feature of high-conversion-efficiency.

Segment loss decreased to NT$3,725.4 million in 2013 from NT$8,277.5 million in 2012. The decrease of the segment loss in 2013 was primarily due to our enhanced cost control and the stabilized market prices corresponding to the increase in market demand.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2014. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

The corporate income tax rate in ROC is 17% in 2012, 2013 and 2014 and our subsidiaries outside ROC are subject to their country’s juridical tax rate.

In the past, we had been granted exemptions from taxable income in Taiwan for construction and capacity expansions of production facilities according to the ROC Statute for Upgrading Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion. Except 2012 and 2013 we enjoyed tax saving of such exemption of NT$485.7 million (US$15.4 million) in 2014.

The ROC Statute for Upgrading Industries expired at the end of 2009 and we are no longer entitled to enjoy the tax benefits of investment tax credits and the five-year tax exemptions starting from January 1, 2010 in connection with our purchases of qualifying machinery and equipment and capital raising. However, we are still eligible for those unexpired tax credits and exemptions which were approved by the related authority before the expiration of the ROC Statute for Upgrading Industries. The tax incentives of 7% for such tax benefits of investment tax credits will expire in 2015.

Under regulations promulgated of ROC Statute for Industrial Innovation, we are eligible to apply a tax credit up to 15% of our research and development expenditures for the year and this tax credit is not exceeded 30% of our corporate income tax payable for that year.

Pursuant to the ROC Income Basic Tax Act (the “IBT Act”) announced in late 2005, an alternative minimum tax system became effective on January 1, 2006 in the ROC. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items such as certain exempt income tax under tax incentives scheme and exempt capital gain or loss from securities and futures trading. Further in August 2012, the calculation of gain or loss on securities transactions was changed and the basic tax rate for enterprises was amended from 10% to 12% effective from January 1, 2013.

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

As of December 31, 2014, we had net current assets of NT$11,471.4 million (US$363.0 million) as our current assets of NT$185,614.5 million (US$5,873.9 million) exceeded our current liabilities of NT$174,143.1 million (US$5,510.9 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2014, we had cash and cash equivalents of NT$81,965.3 million (US$2,593.8 million). As of December 31, 2014, we had total short-term credit lines of NT$37,651.1 million (US$1,191.5 million), of which we had borrowed NT$381.3 million (US$12.1 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes. These bonds yielded interest at rates ranging from, 0.38% to 0.70% in 2012, 0.33% to 0.62% in 2013, and 0.33% to 0.55% in 2014, respectively. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2012, 2013 and 2014, we held government bonds with reverse repurchase agreements in amounts of NT$5,308.2 million, NT$7,869.2 million and NT$9,473.6 million (US$299.8 million), respectively.

As of December 31, 2014, we had outstanding long-term borrowings of approximately NT$127.6 billion (US$4.0 billion). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2014 ranged between 1.34% and 6.77% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see Note 19 to our consolidated financial statements for further information.

•
In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2014, NT$23.8  billion (US$752.2 million) was outstanding under this credit facility.

•
In September 2010, our subsidiary, AFPD entered into a US$360 million five-year syndicated credit facility, for which the Credit Agricole Corporate and Investment Bank, Singapore Branch (“CACIB”) acted as the agent bank, for the purpose of repaying AFPD’s loan from Toshiba and funding working capital needs or capital expenditures. The agreement for this syndicated facility is guaranteed by us. Under the agreement, AFPD and we are required to maintain certain financial ratios. As of December 31, 2014, US$144.0 million was outstanding under this credit facility.

•
In October 2010, we issued US$800 million aggregate principal amount of zero coupon convertible bonds due 2015. We used the net proceeds to fund overseas equipment purchases. As of December 31, 2014, we have purchased from the market an aggregate principal amount of US$385.8 million of the outstanding bonds at a cost of US$382.7 million. Please refer to Note 18 to our consolidated financial statements for more detailed information. In addition, in the first two months of 2015, we have purchased from the market an aggregate principal amount of US$39.1 million of the outstanding bonds at a cost of US$44.2 million. As of February 28, 2015, the principal amount of the outstanding convertible bonds was US$375.1 million.

•
In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery. As of December 31, 2014, NT$29.9 billion (US$945.0 million) was outstanding under this credit facility.

•
In April 2011, M.Setek entered into a JPY55.0 billion five-year syndicated credit facility, for which Mizuho Bank, Ltd. acted as the agent bank, for the purpose of refinancing its syndicated loan with Mizuho Bank dated December 2009 and for funding general working capital. The agreement for this syndicated facility is guaranteed by us. Under the agreement and guarantee, M.Setek and we are required to maintain certain financial ratios. As of December 31, 2014, JPY34.4 billion (US$286.8 million) was outstanding under this credit facility.

•
In October 2011, our subsidiary AUO Crystal Corp. entered into a NT$8.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of funding the construction and the procurement of machinery and equipment for the solar and sapphire wafer factory. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. Following a request by us in June 2013 to reduce the amount of this credit facility, the syndicated banks cancelled NT$1.1 billion under the five-year syndicated credit facility effective June 25, 2013. As of December 31, 2014, NT$5.3 billion (US$166.7 million) was outstanding under this credit facility.

•
In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2014, NT$17.3 billion (US$547.0 million) was outstanding under this credit facility.

•
In October 2013, we entered into a NT$26.9 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our land, building, equipment and machinery. As of December 31, 2014, NT$26.9 billion (US$851.3 million) was outstanding under this credit facility.

•
In August 2014, our subsidiary AFPD entered into a US$110 million four-and-a-half -year syndicated credit facility, for which Standard Chartered Bank (Hong Kong) Limited, acted as agent bank, for the purpose of repaying AFPD’s existing loan and financing AFPD’s general corporate purposes. The agreement for this syndicated facility is guaranteed by us. Under the agreement, AFPD and we are required to maintain certain financial ratios. As of December 31, 2014, US$35 million was outstanding under this credit facility.

•
In September 2014, we entered into a NT$25.8 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2014, this credit facility had not been drawn down.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings and bonds, including land, building, machinery and equipment was NT$130.9 billion (US$4.1 billion) as of December 31, 2014.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. In 2012 we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for certain syndicated and bilateral credit facilities and we have obtained waivers from such noncompliance from the relevant banks for each of these credit facilities. In 2013, our subsidiaries, AUO Crystal Corp. and M.Stetek failed to comply with the financial covenants with respect to current ratio and/or leverage ratio and/or tangible net worth in the agreements for syndicated credit facilities, for which we have obtained waivers from such noncompliance from the relevant banks for each of these credit facilities. In 2014, our subsidiary AUO Crystal Corp. failed to comply with the financial covenants with respect to interest coverage ratio in the agreement for its NT$8.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank. As of the date of this annual report, the aggregated outstanding amount of the syndicated credit facility is NT$4.2 billion (US$0.1 billion). AUO Crystal Corp. is in the process of preparing the waiver application to the syndicate banks for such breach of financial covenants and will submit the waiver application when its audited financial statements are available. Pursuant to the terms of the agreement, a breach of financial covenants is not deemed to constitute an event of default so long as such syndicate banks representing the majority of the outstanding loan amount (the “majority syndicate banks”) have not yet made a decision on the waiver application. Although we believe that AUO Crystal Corp. is likely to be able to obtain the waiver, there can be no assurance of the outcome of the waiver application. See “Item 3. Key Information—3.D. Risk Factors-Risks Relating to Our Business—We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.”

On May 13, 2013, we consummated an underwritten SEC registered follow-on offering of our ADSs representing 797,199,580 common shares (including ADSs sold under an over-allotment option). The net proceeds of the offering were approximately US$347.1 million.

Cash Flows

Net cash provided by operating activities were NT$35,747.9 million in 2012, NT$49,642.4 million in 2013 and NT$63,392.7 million (US$2,006.1 million) in 2014. The increase in net cash provided by operating activities in 2014 compared to 2013 was primarily due to more cash inflows as a result of our better operation performance with higher profit before income tax. The increase in net cash provided by operating activities in 2013 compared to 2012 was primarily due to the increased cash collections from ordinary business as a result of our increased sales in 2013 compared to 2012.

Net cash used in investing activities were NT$43,181.7 million in 2012, NT$23,223.8 million in 2013 and NT$13,106.8 million (US$414.8 million) in 2014. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$43,332.6 million in 2012, NT$25,457.8 million in 2013 and NT$16,971.0 million (US$537.1 million) in 2014. These capital expenditures were primarily funded with net cash by operating activities and financing activities, primarily from long-term bank borrowings.

Net cash used in financing activities was NT$5,940.4 million in 2012, reflecting primarily the repayment of long-term debts for NT$50,716.6 million, partially offset by the proceeds from long-term borrowings for NT$46,323.7 million. Net cash used in financing activities was NT$26,785.4 million in 2013, reflecting primarily in the repayment of long-term and short-term borrowings for NT$53,541.1 million, partially offset by the net proceeds from long-term borrowings and issuance of common stock for NT$29,910.2 million. Net cash used in financing activities was NT$45,041.5 million (US$1,425.4 million) in 2014, reflecting primarily in the repayment of long-term and short-term borrowings for NT$70,458.0 million (US$2,229.7 million) and the purchase of convertible bonds payable for NT$5,978.9 million (US$189.2 million), partially offset by the proceeds from long-term borrowings for NT$32,956.8 million (US$1,042.9 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of capital expenditures were invested in facilities located in Taiwan, the PRC, Singapore and Japan.

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2012, 2013 and 2014, prepayments for purchases of equipment were NT$14,942.1 million, NT$9,494.8 million and NT$3,436.2 million (US$108.7 million), respectively.

Our capital expenditures paid for in 2014 were around NT$17.0 billion (US$0.5 billion), primarily for the technological upgrade and the enhancement of capacity value. Our capital expenditures in 2015 are expected to be around NT$40.0 billion, which, depending on cash flow generated from our operations, the progress of our planned growth, and market conditions, may be adjusted later. Our capital expenditures in 2015 are planned to be used primarily for the installation of our 6-generation LTPS fab in China and the new capacity at our 8.5-generation fab in Taiwan if the market conditions allow. For further description with regard to the planning 6-generation fab in China and capacity expansion of our 8.5-generation fab in Taiwan, see “Item 4. Information of the Company—4.D. Property, Plants and Equipment—Expansion Projects.”

Our principal sources of funds have been historically from long-term borrowings, the issuance of convertible and other debt securities as well as the issuance of equity securities. We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our present capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements. From time to time, we frequently need to raise additional capital for the needs of our business growth, including but not limited to, our investment in new capacity and new technologies to improve our economies of scale, reduce our production costs and enrich our product portfolio. However, we cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.”

5.C.	Research and Development

We incurred research and development costs of NT$9,904.3 million, NT$8,530.5 million and NT$9,156.6 million (US$289.8 million) in 2012, 2013 and 2014, respectively, which represented 2.6%, 2.0% and 2.2%, respectively, of our net revenue.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. In addition, we have several research and development teams to develop new and advanced display technologies, such as UHD 4K, curved display, OLED, WCG, HDR and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2014, we employed approximately 2,327 research and development engineers.

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

In 2012, we announced and exhibited a series of new developments of advanced display technologies. For example, we revealed our 65-inch UHD 4K Oxide TFT TV panel utilizing the Oxide TFT technology, which increased the electron mobility to realize an ultra-high resolution of 4K, four times the resolution of Full HD (1,080x1,920 pixel). We employed GOA technology in our 50-inch Full HD Super Narrow Bezel fully integrated module (“FIM”), which allowed panel bezel to be designed to its narrowest that is mere 3.5mm; and developed a 55-inch UHD 4K TV panel which increased color saturation to as high as NTSC 96%. In addition, we had demonstrated a switchable mirror display technologies with UHD 4K content and integrated touch function, which can be utilized as an innovated component in clothing stores and boutiques for customers to browse the latest merchandize information. There was a showcase of our new-generation 65-inch Hybrid Transparent Display for smart vending machines, which have effectively integrated touch functions and multi-media contents allowing panel saturation and transparency to be adjusted based on customized demands. Lastly, we presented a mere 1.1mm border-width on 4.46-inch cell phone and touch panel integration technology, which allowed the screen to appear in its largest at the display area on the display applications while still maintaining a high resolution of HD720 (1,280x720 pixel).

In 2013, we announced and exhibited a series of new developments of advanced display technologies. For example, we showcased the 56-inch UHD 4K OLED TV Panel, which was then among the world’s first and largest OLED TV panels in terms of size, and to have achieved 4K resolution. We revealed our 65-inch Full HD OLED panel technology, which adopted advanced metal oxide TFT backplane and the Generation 6 full-size Fine Metal Mask OLED evaporation technology and embedded with our proprietary pixel compensation driving technology, allowing the OLED panel to provide high contrast, high brightness, free viewing angle while lowering power consumption. In addition, we showcased of our 65 and 55-inch UHD 4K WCG TV Panels which allow resolution of 4K with 120Hz frame rate and 55-inch Super Slim Dual Side Display. There was also a showcase of our 6.5-inch Full HD OGS Touch Panel for smartphone, and Embedded Touch Panel (“eTP”) offering standardized integrated touch solutions for touch-enabled notebook PCs. Furthermore, we presented 5 to 6.5-inch large-sized smartphone display with HD720 and Full HD ultra-high resolution and 5-inch Full HD AMOLED smartphone display with resolutions as high as 443 ppi (pixel per inch). Lastly, we demonstrated 4.3-inch Flexible AMOLED technology, which adopts plastic substrate and thin film encapsulation to devise flexible and ultra slim AMOLED panel with thickness of only 0.2mm.

In 2014, we announced and exhibited a series of new developments of advanced display technologies, including but not limited to:

•
Showcased mobile device applications including 5.7-inch WQHD AMOLED panel, ultra-slim 1.63-inch HD720 in-cell touch AMOLED panels for use in wearables and 12.3-inch AHVA LCD panel technology, which was then the largest in size and highest in resolution for dashboards, and on-cell touch panel integrated touch solutions;

•	Presented 42-to 85-inch UHD 4K curved LCD TV displays with WCG of over 100% NTSC color saturation;

•	Debuted 27- and 32-inch curved LCD panels featuring high contrast, wide viewing angle AMVA technology and narrow bezel designs;

•	Initiated development of a new 35-inch 21:9 144 Hz Ultra Wide Curve (curvature 2000 mm) panel with wide viewing angle AMVA technology and narrow bezel designs to capture the gaming market; and

•	Presented a new 27-inch WQHD 144Hz panel to capture the gaming market.

5.D.	Trend Information

For trend information, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.	Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2014, we had off-balance sheet outstanding letters of credit of US$11.8 million and JPY178.8 million.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2014, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations:
Convertible bonds payable(1)	15,532.0	15,532.0	-	-	-
Long-term borrowings(1)	131,971.6	43,779.6	69,419.8	18,772.2	-
Subtotal	147,503.6	59,311.6	69,419.8	18,772.2	-
Operating lease obligations(2)	7,214.5	938.5	1,478.9	1,200.9	3,596.2
Purchase obligations(3)	16,868.7	16,868.7	-	-	-
Other obligations(4)	5,090.5	4,328.1	762.4	-	-
Total	176,677.3	81,446.9	71,661.1	19,973.1	3,596.2

(1)	Includes estimated relevant interest payments in any given period in the future. See Notes 18 and 19 to our consolidated financial statements for further information regarding interest rates.
(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.
(3)
Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs. We have placed orders primarily related to the technological upgrade and the enhancement of value of capacity.

(4)
Includes the U.S. DOJ case, certain settlement agreements regarding certain antitrust civil actions and certain alleged patent infringements with definitive payment terms as of December 31, 2014. The payment schedule of the U.S. DOJ case is subject to the outcome of the appeal. See “Item 8. Financial Information—8.A.7. Litigation” for further information relating to certain antitrust civil actions.” and “Item 3.D. — Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—We are involved in a number of legal proceedings concerning matters arising from our business and operations, and as a result we may face significant liabilities. If we or our employees are found to have violated any applicable law, including antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.”

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$104.6 million to our pension fund maintained with the Bank of Taiwan in 2015.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, indebtedness ratio, interest coverage ratio, minimum equity requirements and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. Please refer to “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources” for further information of our major outstanding borrowings and loans.

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

Directors

The following table sets forth information regarding all of our directors as of February 28, 2015. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years On Our Board	Principal Business Activities Performed Outside Our Company
Kuen-Yao (K.Y.) Lee	63	Chairman	2016	19	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corp.
Shuang-Lang (Paul) Peng	57	Director and President	2016	5	• N/A
Cheng-Yih Lin	63	Director	2016	3	• Chairman, Daxin Materials Corporation
Ronald Chwang(1)	67	Director	2016	7	• Chairman, iD Ventures America, Inc. • Director, CoAdna Holding, Inc.
Vivien Huey-Juan Hsieh	62	Independent Director	2016	11	• Supervisor, Chief Telecom Inc.
Mei-Yueh Ho	64	Independent Director	2016	5
•  Independent Director and member of Compensation Committee, Bank of Kaohsiung, Ltd.
•  Independent Director and member of Compensation Committee, Taiwan Pelican Express Co., Ltd.
•  Independent Director and member of Compensation Committee, KINPO  Electronics Inc.

Ding-Yuan Yang	67	Independent Director	2016	5	• Chairman, UniSVR Global Information Technology Corp. • Member of Compensation Committee, Opnet Technologies Co., Ltd.
Tain-Jy Chen	62	Independent Director	2016	2
•  Professor, National Taiwan University
•  Independent Director and member of Compensation Committee, TECO Electric & Machinery Co., Ltd.
•  Independent Director and member of Compensation Committee, Chunghwa Telecom Co., Ltd.

Name	Age	Position	Term Expires	Years On Our Board	Principal Business Activities Performed Outside Our Company
Chin-Bing (Philip) Peng	62	Independent Director	2016	2	• Director and President, iD SoftCapital • Director, ACER Incorporated. • Director, Wistron NeWeb Corporation • Director, AOPEN Inc. • Director, Wistron Information Technology & Services Corp.

(1)	Representing Qisda.

Kuen-Yao (K.Y.) Lee. Mr. Lee has been the Chairman and a director of our company since 1996. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master of Business Administration degree from the International Institute for Management Development in Switzerland in 1990.

Shuang-Lang (Paul) Peng. Mr. Peng has been a director since 2010 and also our President since January 1, 2012. Prior to his current position, Mr. Peng was our Executive Vice President from 2008 to 2011, Senior Vice President from 2007 to 2008 and Vice President from 1998 to 2007. Prior to joining AUO, Mr. Peng worked as the Manager of the material and production department at BenQ’s Malaysia branch. Mr. Peng received his Master’s degree in Business Administration from Heriot-Watt University in the United Kingdom in 1995.

Cheng-Yih Lin. Dr. Lin has been a director of our company since October 2012. Dr. Lin is also Chairman of Daxin Materials Corporation. Prior to his current position, Dr. Lin was a Senior Vice President of AUO from 2005 to 2007. He received his Ph.D. degree in Chemical Engineering from Carnegie Mellon University in the United States in 1982.

Ronald Chwang. Dr. Chwang has been a director of our company since 2008. Dr. Chwang is also Chairman of iD Ventures America. From 1998 to 2005, Dr. Chwang served as Chairman and President of Acer Technology Ventures, America. He was also President and Chief Executive Officer of Acer America Corp from 1992 to 1997. Dr. Chwang received a Bachelor’s degree in Engineering from McGill University in 1972 and his Ph.D. degree in Electrical Engineering from the University of Southern California in the United States in 1977.

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

Senior Management

The following table sets forth information regarding all of our senior management as of February 28, 2015.

Name	Age	Position	Years With Us
Shuang-Lang (Paul) Peng	57	President	19
Andy Yang	46	Chief Financial Officer	13
Fwu-Chyi (F.C.) Hsiang	56	Executive Vice President and General Manager of the Mobile Solution Business Group	16
Kuo-Hsin (Michael) Tsai	51	Senior Vice President and General Manager of the Video Solution Business Group	17
Chien-Pin (James) Chen	44	Vice President and General Manager of the Solar Business Group	15

Shuang-Lang (Paul) Peng. See “—Directors.”

Andy Yang. Mr. Yang has been our Chief Financial Officer since March 2009. Prior to his current position, Mr. Yang was the Associate Vice President of our Finance Center from 2008 to 2009, Finance Director of our subsidiaries in China from 2005 to 2008, Senior Project Manager of our Finance Division from 2003 to 2005. Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996. He received his Bachelor’s degree from the Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in the United States in 1996.

Fwu-Chyi (F.C.) Hsiang. Mr. Hsiang has been the Executive Vice President & General Manager of our Mobile Solution Business Group since January 2013. Prior to his current position, Mr. Hsiang was the Executive Vice President of our Display Business Operation during 2011 to 2012, the Executive Vice President of Global Operation Unit in Display Business Operation from 2008 to 2011, Senior Vice President and General Manager of our Global Supply Chain Management and Global Manufacturing division from 2007 to 2008 and Associate Vice President of our module plant from 2002 to 2006. Mr. Hsiang also worked in various divisions including Quality Assurance, Manufacturing Engineering, and Product Research and Development. Mr. Hsiang obtained his Master’s degree in Mechanical Engineering from the National Cheng Kung University in Taiwan in 1986.

Kuo-Hsin (Michael) Tsai. Mr. Tsai has been our Senior Vice President and the General Manager of our Video Solutions Business Group since 2013. Prior to his current position, Mr. Tsai was the Vice President and the General Manager of Video Solutions Business Group from 2011 to 2012, the head of our Information Technology Business Group from 2008 to 2011, Senior Associate Vice President of our IT Display Manufacturing team from 2007 to 2008, and Associate Vice President of our Procurement Division during 2005 to 2006. Mr. Tsai also worked in various divisions including Material Management and Procurement, and was also the Director of Suzhou module plant from 2002 to 2005. Mr. Tsai holds a Bachelor’s degree in Business Management from National Cheng Kung University and an Executive MBA degree from National Chiao Tung University in Taiwan in 2010.

Chien-Pin (James) Chen. Mr. Chen has been our Vice President and the General Manager of our Solar Business Group since 2010. Prior to his current position, Mr. Chen was the Senior Associate Vice President and Vice President of our Solar Business during 2009 to 2010, Associate Vice President of Energy Project Office from 2008 to 2009, Associate Vice President of our Information Technology Display Business Group in 2008, Associate Vice President of our Desktop Display Business Unit from 2005 to 2007, Senior Manager and Director of our Marketing Division from 2001 to 2005. Prior to joining AUO, Mr. Chen served as the Director at the Industrial Technology Research Institute in Taiwan. Mr. Chen received his Bachelor’s and Master’s degrees in Control Engineering from National Chiao Tung University in Taiwan in 1995.

6.B.	Compensation

According to our Articles of Incorporation, we may distribute up to 1% of our annual distributable earnings in cash to our directors as compensation. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association —Dividends and Distributions.” The aggregate compensation paid or payable to the directors, independent directors, presidents and vice-presidents for their services rendered in 2014 was approximately NT$294.6 million (US$9.3 million) on a stand-alone basis.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the ROC Labor Pension Act, we are required to make a monthly contribution for full-time employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. Our pension cost for the year ended December 31, 2014 was NT$902.1 million (US$28.5 million). See Note 22 to our consolidated financial statements.

Our company, AU Optronics Corp., currently does not have any stock option plans.

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

6.D.	Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2012, 2013 and 2014.

	As of December 31,
Function	2012	2013	2014
Production	48,822	49,851	53,289
Technical(1)	8,987	8,707	9,277
Sales and marketing	971	992	958
Management and administration	3,777	3,949	4,309
Total	62,557	63,499	67,833	(2)

(1)	Includes research and development personnel.
(2)
The increase in our employees in 2014 compared to that of 2013 is mainly due to the merger of BriView Corp. and Forhouse, with the latter as the surviving company and renamed as Darwin Precisions Corporation.

The following table provides a breakdown of our employees by geographic location as of December 31, 2012, 2013 and 2014. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information of our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2012	2013	2014
ROC	22,936	23,835	24,155
PRC	37,730	37,347	41,474
Others	1,891	2,317	2,204
Total	62,557	63,499	67,833

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

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and executive officers as of February 28, 2015. Share ownership information will include the common shares held by the legal entities represented by our directors and executive officers.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Kuen-Yao (K.Y.) Lee, Chairman	11,963,918	(1)	*
Shuang-Lang (Paul) Peng, Director, President	3,044,439	(2)	*
Cheng-Yih Lin, Director	1,770,785		*
Ronald Chwang, Director**	663,723,570	(3)	6.9%
Vivien Huey-Juan Hsieh, Independent Director	—		—
Mei-Yuen Ho, Independent Director	—		—
Ding-Yuan Yang, Independent Director	—		—
Tain-Jy Chen, Independent Director	—		—
Chin-Bing (Philip) Peng, Independent Director	96,670		*
Andy Yang, Chief Financial Officer	603,752		*
Fwu-Chyi (F.C.) Hsiang, Executive Vice President and General Manager of the Mobile Solution Business Group	4,870,521	(4)	*
Kuo-Hsin (Michael) Tsai, Senior Vice President and General Manager of the Video Solution Business Group	1,832,516	(5)	*

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Chien-Pin (James) Chen, Vice President and General Manager of the Solar Business Group	255,759	*

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.
**	Representative of Qisda.
(1)	Including 10,512,153 shares directly held and 1,451,765shares beneficially owned through spouse and minor children.
(2)	Including 2,632,660 shares directly held and 411,779 shares beneficially owned by spouse and minor children.
(3)
Including 124,950 shares directly held and 663,598,620 shares beneficially owned as a representative of Qisda. 489,454,316 shares beneficially owned shares were pledged and 157,655,006 pledged shares have no voting rights under ROC Company Law.

(4)	Including 1,713,118 shares directly held and 3,157,403 shares beneficially owned through spouse and minor children.
(5)	Including 1,734,917 shares directly held and 97,599 shares beneficially owned through spouse and minor children.

As of February 28, 2015, none of our directors or executive officers held any employee stock options from our company, AU Optronics Corp. None of our directors or executive officers has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Qisda Corporation (“Qisda”) is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific succeeded the name of BenQ Corporation. As of February 2, 2015, Qisda beneficially owned 6.9% of our outstanding shares. As of February 28, 2015, one of our nine directors is a representative of Qisda.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2015 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620*	6.9%	6.9%
All directors as a group(1)	680,599,382	7.1%	7.1%

*
According to the Schedule 13G filed with the SEC on February 2, 2015, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.9% of the outstanding Shares, as of December 31, 2014. Of the 663,598,620 common shares directly owned by Qisda, 505,943,614 shares have sole voting power and 157,655,006 shares have no voting rights pursuant to ROC Company Law. All 663,598,620 common shares directly owned by Qisda have sole dispositive power. We do not have further information with respect to any changes in Qisda’s beneficial ownership of our shares subsequent to December 31, 2014.

(1)
Calculated as the sum of: (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in personal capacity. This information is as of February 28, 2015.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of February 28, 2015, approximately 9,624.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 28, 2015, approximately 79.2 million shares in the form of ADSs were held of record by Cede & Co. and 22 other registered shareholders domiciled in and outside of the United States.

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

The following table set forth a summary of our material transactions with related parties in 2014. Please also see Note 35 to our consolidated financial statements for further information.

	Net Revenue				Accounts Receivables
	For the Year Ended December 31,				As of December 31,
	2012	2013	2014		2013	2014
	(NT$ in millions)			(US$ in millions)	(NT$ in millions)		(US$ in millions)
Associates	33,927.3	28,397.7	18,187.6	575.6	2,591.0	3,253.0	103.0
Joint Ventures	4,162.4	4,116.5	4,484.1	141.9	441.9	360.5	11.4
	38,089.7	32,514.2	22,671.7	717.5	3,032.9	3,613.5	114.4

	Net Purchases				Accounts Payables
	For the Year Ended December 31,				As of December 31,
	2012	2013	2014		2013	2014
	(NT$ in millions)			(US$ in millions)	(NT$ in millions)		(US$ in millions)
Associates	54,358.3	53,673.9	42,772.4	1,353.6	14,861.1	11,144.6	352.7
Joint Ventures	531.3	730.1	2,854.7	90.3	91.5	319.3	10.1
	54,889.6	54,404.0	45,627.1	1,443.9	14,952.6	11,463.9	362.8

Our major related party transactions were carried with the following companies for 2014:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2014. We sold panels for monitors, mobile PCs and television sets to BenQ.

•	AUO SunPower Sdn. Bhd. (“AUSP”)

AUSP is a joint venture by SunPower Corporation and AU Optronics Corp. As of December 31, 2014, we indirectly own 50% of AUSP. We sold solar cells to AUSP.

•	Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ is a subsidiary of Qisda as of December 31, 2014. We sold panels for desktop monitors to QCSZ.

•	Forhouse Corporation (“Forhouse”)

Prior to October 1, 2014, Forhouse is one of our associates. We indirectly owned 27.31% of Forhouse as of September 30, 2014. We purchased backlight units from Forhouse.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2014. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 9.54% of Qisda as of December 31, 2014. We purchased backlight units from Qisda.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 15.11% of Raydium as of December 31, 2014. We purchased driver ICs from Raydium.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1.	See Item 18 for our audited consolidated financial statements and pages F-1 through F-94.

8.A.2.	See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.	See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4.	Not applicable.

8.A.5.	Not applicable.

8.A.6.	See “Item 4. Information on the Company—4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7.	Litigation

Alleged Patent Infringements

In April 2011, Eidos Display, LLC and Eidos III, LLC (together “Eidos”) filed a lawsuit in the Eastern Texas Court against us, our U.S. subsidiary AU Optronics Corporation America (“AUUS”) and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In December 2013, the magistrate judge granted summary judgment to invalidate Eidos’ patents and such summary judgment has been confirmed by the trial judge in January 2014. Eidos filed an appeal in February 2014. In March 2015, the United States Court of Appeals for the Federal Circuit reversed the district court’s grant of summary judgment and remanded to the district court for further proceedings. While our management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain and will depend on further court proceedings, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this lawsuit on an on-going basis.

Investigation for Alleged Violation of Antitrust and Competition Laws

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations including but not limited by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”), the KFTC and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is a non-exclusive list of the material antitrust proceedings against us.

United States

In June 2010, we, AUUS and certain our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, the jury delivered a guilty verdict against us and AUUS. On September 21, 2012, the Northern California Court imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first three installments each in the amount of US$125 million in January 2013, September 2013 and September 2014. We expect to pay the last installment in the amount of US$125 million in September 2015. The Northern California Court placed us and AUUS on probation for three years, ordered US and AUUS to publish the conviction and fine in three major trade publications in the U.S., as well as assigning a monitor and required us to adopt an effective antitrust compliance program.

We and AUUS appealed the district court’s criminal judgment to the Ninth Circuit, which upheld the judgment in July 2014. Following our further petition, the Ninth Circuit amended its opinion while reaffirmed the district court’s judgment in January 2015. In March 2015, we filed a petition for a writ of Certiorari to the Supreme Court of the United States. Our management is reviewing the merits of this lawsuit on an on-going basis, and may take further appropriate actions depending on the developments of this lawsuit. We have recognized an additional provision to adjust the accrued liability for this matter to the full amount of the fine imposed in the third quarter of 2012 in accordance with the relevant accounting principles.

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

Antitrust Civil Actions Lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against us and/or AUUS in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the Northern California Court. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies: direct purchasers and indirect purchasers.

We and AUUS have reached a settlement agreement with: (i) the direct purchaser plaintiffs, (“DPP”) for a payment of US$38 million by us, and (ii) with the indirect purchaser plaintiffs (“IPP”) and the state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, for a payment of US$161.5 million by us and for an additional aggregate payment of US$8.5 million to the eight settling states. The DPP and IPP settlements have obtained final approval by the Northern California Court. We have fully recognized by the second quarter of 2012 and paid these settlement amounts in 2012 and 2013.

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), AASI, ABC Warehouse, Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corporation (“Costco”), Dell, Electrograph, HP, Home Depot, Interbond (Brandsmart), Kmart Corporation (“Kmart”), Kodak, MARTA, MetroPCS,  Motorola Inc. (“Motorola”), NECO Alliance, Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, SB Trust, Sony, Target Corp., Tracfone, TechData Corporation, T-Mobile, Tweeter, Viewsonic, Wal-Mart and other various business entities, filed civil lawsuits against a number of LCD manufacturers including us in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. Since 2012, we have entered into settlement agreements with AT&T, Circuit City, HP, Dell, Nokia, Sony, T-Mobile, Wal-Mart, SB Trust, BestBuy, Kmart, RadioShack, Kodak, Proview, Sears, Target Corp, Tracfone, Viewsonic and several other companies. As to the case with Motorola, in January 2014, the United States District Court for the Northern District of Illinois Eastern Division granted summary judgment in favor of the defendants, and in November 2014 the Seventh Circuit affirmed the summary judgment in favor of the defendants and Motorola lodged an appeal for rehearing en banc but was overruled in January 2015. Our management is reviewing the merits of this proceeding on an on-going basis. The case with Costco went for trial in September 2014. The jury’s verdict in favor of the plaintiff was received on October 24, 2014. While we are considering to lodge an appeal, a provision has been recorded by us based on our accounting policy. Except for or subject to certain provisions which we have made for certain of these lawsuits, we intend to defend these lawsuits vigorously, and at this stage, the final outcome of certain of these matters is uncertain, and the amount of possible loss, if any, currently may not be estimable.

Since August 2010, a number of states in the United States, such as New York, Illinois, Florida, Oregon, Wisconsin, Missouri, Arkansas, Michigan, Washington, West Virginia, California, South Carolina, Mississippi, Oklahoma and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including us. Since 2012, we have settled with the states of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, Wisconsin, Oklahoma, and Mississippi. We have retained counsel to handle the related matters for the litigation between the remaining states. We intend to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain and will depend on further court proceedings. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

We have made provisions with respect to certain, but not all, civil lawsuits as the management deems appropriate. See Note 37 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will revisit the issue of adjusting the said provisions from time to time as we deem appropriate. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Other Litigations

In September 2013, Copytele Inc. (“Copytele”) filed a request for arbitration against us and AUUS to the International Centre for Dispute Resolution International Arbitration Tribunal with respect to certain disputes of the license agreements. In December 2014, we reached a settlement with Copytele.

In July and August of 2014, SunPower Technology, Ltd. (“SPTL”) and AU Optronics Corp. and AU Optronics Singapore Pte. Ltd. submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. The final outcome of this matter is uncertain, and the amount of possible loss, if any, of this matter is currently not estimable. Our management is reviewing the merits of this matter on an on-going basis.

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

Proceedings Related to Our Directors and Senior Management

The following is a description of proceedings related to our Directors and senior management:

In March 2013, criminal charges for alleged ROC Securities and Exchange Act violations were brought by the Taiwan Taoyuan district attorney’s office against Mr. Kuen Yao (K.Y.) Lee, our Chairman. Mr. K.Y. Lee was alleged to be involved in inaccurate disclosure of Qisda’s shareholdings in his capacity as chairman of Qisda. These charges do not involve Mr. K.Y. Lee acting in the capacity as our Chairman, nor are we a party to these charges. Mr. K.Y. Lee was acquitted by the Taiwan Taoyuan district court in October 2013. The Taiwan Taoyuan district attorney’s office lodged an appeal to the Taiwan High Court, which was dismissed by the Taiwan High Court in March 2014. No further appeals have been filed and this case is closed.

Environmental Proceedings

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010. On September 2, 2010, the Environmental Protection Administration of the Executive Yuan of Taiwan (“EPA”) issued its official announcement of the review conclusion of the environmental impact statement (“2010 conclusion of environmental assessment”) regarding the third phase development area in the Central Taiwan Science Park (Houli base-the portion of Seven Star Farm) (the “Project”). On September 6, 2010, the National Science Council of the ROC Executive Yuan (“NSC”) issued the development approval (“2010 development approval”) to the developer, i.e., the Central Taiwan Science Park Development Office (“CTSP”). Six residents in Houli District, Taichung City (the “Plaintiffs”) objected to the administrative dispositions of the 2010 conclusion of the environmental assessment and 2010 development approval and then filed an administrative appeal, but it was overruled and then they filed an administrative litigation, but it was also overruled by the Taipei High Administrative Court (Case No. Taipei High Administrative Court Year 100 Su-Tzu No. 118).

Subsequently, the plaintiffs lodged an appeal to the Supreme Administrative Court and the Supreme Administrative Court reversed the judgment of the Taipei High Administrative Court (Case No. Supreme Administrative Court Year 102 Pan-Tsu No. 120) and remanded the case to the Taipei High Administrative Court. The case is pending in the Taipei High Administrative Court. On January 22, 2014, the EPA announced that, in light of the showing respect to the above mentioned judgment of the Supreme Administrative Court, it revokes the 2010 conclusion of environmental assessment and the effective date of revocation will be determined separately based on the principle of protection of reliance. The Project was sent to the environmental impact assessment review commission of the EPA and the review commission concluded that the Project shall proceed to the second phase environmental impact assessment and the 2010 conclusion of environmental assessment will cease to be effective as of the day at which EPA issues its official announcement of the environmental impact assessment report of the Project and serves the review conclusion summary of the second phase environmental impact assessment. Until the EPA’s official announcement of the environmental impact assessment report and the review conclusion summary, the developer, i.e. the CTSP shall implement strictly in accordance with the 2010 conclusion of the environmental assessment. On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities mentioned above) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. Primarily in light of the settlement and the relevant approvals issued by the government to us and based on the principle under the Administrative law of protection of reliance, currently we do not believe that this event will have a material adverse effect on our operations. We will continue to monitor if there will be any material adverse effect on our operations as the event develops.

8.A.8.	Dividends and Dividend Policy

On June 19, 2013 our annual shareholder’s meeting approved the board of director’s proposal to not distribute any dividend for 2012 due to the net loss for the year ended December 31, 2012. On June 6, 2014, our annual shareholder’s meeting approved the board of director’s proposal to distribute a cash dividend of NT$0.01 per share and cash distribution of NT$0.14 per share from capital surplus for the year ended December 31, 2013. On March 17, 2015, our board of directors passed a resolution to distribute a cash dividend of NT$0.50 per share for the year ended December 31, 2014, which is subject to the resolution of our annual shareholders’ meeting.

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

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our Articles of Incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover the loss for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve unless previously allocated legal reserve has already amounted to our paid-in capital. Certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

•	profit sharing to employees: no less than 5%;

•	remuneration of directors: no more than 1%; and

•	all or a portion of the remaining balance is distributed as shareholders’ dividends.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed. See “Item 10. Additional Information—10. B. Memorandum and Articles of Association—Dividends and Distribution.” For information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends.”

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per Common Share		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
2010	42.00	27.30	49,916.2	13.25	8.58	2,850.0
2011	30.35	11.90	50,191.7	10.44	3.77	2,528.8
2012	17.40	8.21	77,985.9	5.89	2.74	1,190.7
2013	14.00	8.44	81,594.3	4.89	2.82	1,146.2
First Quarter	13.95	11.10	112,756.4	4.78	3.81	1,262.5
Second Quarter	14.00	10.10	96,666.5	4.89	3.29	1,429.2
Third Quarter	11.85	10.35	60,700.6	3.89	3.35	874.0
Fourth Quarter	11.10	8.44	61,174.4	3.71	2.82	1,028.3
2014	16.55	8.80	74,525.9	5.42	2.73	480.1
First Quarter	10.75	8.80	62,801.6	3.48	2.73	416.9
Second Quarter	12.65	10.90	77,362.5	4.19	3.62	504.4
Third Quarter	14.90	12.60	81,464.5	4.97	4.16	300.3
Fourth Quarter	16.55	11.60	75,080.6	5.42	3.82	696.3
September	14.85	12.85	62,876.7	4.95	4.16	342.9
October	14.40	11.60	71,662.5	4.79	3.82	529.2
November	14.90	13.80	74,770.2	4.86	4.54	799.8
December	16.55	14.10	78,472.5	5.42	4.57	781.6
2015 (through March 13, 2015)	18.90	15.05	105,128.8	6.01	4.66	2,652.2
January	18.90	17.20	122,411.5	6.01	5.10	2,350.4
February	17.40	16.55	85,395.1	5.59	5.23	3,024.7
March (through March 13, 2015)	16.00	15.05	96,204.5	5.06	4.66	2,548.1

(1)	Each ADS represents the right to receive 10 common shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

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

Pursuant to the ROC Company Law, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, one of our directors is the representative of a legal entity, as shown in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Directors.”

The present members of the board of directors took office on June 19, 2013. Our shareholders will elect new directors at the 2016 annual meeting.

For information regarding a director’s power to vote on a proposal, arrangement or contract in which the director is materially interest, please review our related party transaction approval process described in “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions.”

Shares

As of February 28, 2015, our authorized share capital was NT$120.0 billion, divided into 12.0 billion common shares, of which 100.0 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. As of February 28, 2015, we have purchased from the market an aggregate principal amount of US$424.9 million of the outstanding bonds at a cost of US$426.9 million. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$39.46 per common share. As of February 28, 2015, none of the bonds has been converted into our common shares, and the principal amount of the outstanding bonds was US$375.1 million. Upon full conversion, the outstanding bonds would be converted to 292,570,395 common shares if based on the current conversion price, representing approximately 3.0% of our outstanding shares at the end of February 28, 2015. See “Item 3. Key Information ─ 3.D. Risk Factors ─ Risks Related to Our ADSs and Our Trading Market ─ Our equity holders may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.”

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

You will not be able to exercise voting rights on the shares underlying your ADSs on an individual basis. For additional information, see “Item 3. Key Information—3.D. Risk Factors—Risk Related to our ADSs and Our Trading Market—ADS holders will not have the same rights as our shareholders, which may affect the value of the ADSs.”

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

Our Articles of Incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve until our legal reserve equals our paid-in capital and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

•	profit sharing to employees: no less than 5%;

•	remuneration of directors: no more than 1%; and

•	all or a portion of the remaining balance is distributed as shareholders’ dividends.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed.

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

We are not allowed to purchase more than 10% of our total issued and outstanding shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital surplus to purchase our shares.

We may not pledge or hypothecate any purchased shares. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we purchase our shares.

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

Financial Statements

Within three months after the end of each fiscal year, we must post our annual audited financial statements under Taiwan IFRS on the website of the Taiwan Stock Exchange, for inspection by our shareholders.

Transfer Restrictions

Our directors, officers and shareholders holding more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, generally, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the FSC at least three days before the transfer, provided that such reporting is not required if the number of shares transferred per day does not exceed 10,000.

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

Capital Gains

Non-ROC resident entities are exempt from ROC income tax on capital gains from sale or disposition of shares (including shares that were withdrawn from depositary receipt facilities). However, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on net capital gains from the sale or disposal of shares.  Capital loss incurred from the sale or disposition of shares can be deducted from capital gains in the same calendar year when calculating the net capital gains and income tax liability, but cannot be carried forward. In addition, only 50% of the net capital gains will be subject to ROC income tax if a non-ROC resident individual has directly held the underlying shares for one year or longer. By way of example, the tax agent of a non-ROC resident individual is required to pay any income tax payable and file an income tax return in May 2015 for the net capital gains that the non-ROC resident individual generates in year 2014. Sales of ADSs by non-ROC resident holders (as opposed to sale of our common shares) are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

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

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 5% of the declared dividends will be credited against the 20% withholding tax imposed on the non-ROC resident holders of our ADSs or shares.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg and Austria, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

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

This discussion assumes that we were not a passive foreign investment company for our 2014 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in your ADSs or shares and then as gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (which may be reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations - Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2014 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

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

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any portion of the amount withheld that is reduced by reason of the ROC credit in respect of the 10% retained earnings tax is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally should constitute “passive category income.” The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2014 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

Market Risk

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

As of December 31, 2014, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$566.6 million and JPY13,890.6 million (US$115.9 million), respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$213.6 million and RMB2,380.5 million (US$383.7 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,767.1 million as of December 31, 2014, which represents 94.2% of the total accounts receivables balance at that date. We also had Euro-denominated accounts receivables of EUR66.2 million (US$80.1 million) attributable to our European operations as of December 31, 2014, which represents 4.3% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,773.1 million and JPY32,036.2 million (US$267.3 million), respectively, relating to our overseas vendors.

As of December 31, 2013, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$575.3 million and JPY7,077.9 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Japanese yen in the amount of US$392.6 million and JPY28,530.2 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,396.7 million as of December 31, 2013, which represents 96.1% of the total accounts receivables balance at that date. We also had Euro-denominated accounts receivables of EUR23.5 million attributable to our European operations as of December 31, 2013, which represents 2.2% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,897.9 million and JPY36,602.3 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency-denominated accounts receivables and capital expenditures relating to equipment used in our manufacturing processes and purchased primarily from Japan. The fair value of forward exchange contracts has been determined by our internal evaluation model, and interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

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

As of December 31, 2014, we had six outstanding interest rate swap agreements with five major international financial institutions, having a total notional principal amount of NT$4,000.0 million (US$126.6 million). As of December 31, 2013, we had 65 outstanding interest rate swap agreements with 14 major international financial institutions, having a total notional principal amount of NT$11,111.1 million.

 The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2014 and 2013, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date								Fair Value at December 31, 2014
	2015		2016	2017	2018	2019	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	213,622		—	—	—	—	—	213,622	213,622
Average interest rate	0.900%		—	—	—	—	—	0.900%	—
Fixed rate (NT$)	5,728,000		—	—	—	—	—	5,728,000	5,728,000
Average interest rate	0.671%		—	—	—	—	—	0.671%	—
Fixed rate (JPY)	11,147,340		—	—	—	—	—	11,147,340	11,147,340
Average interest rate	0.185%		—	—	—	—	—	0.185%	—
Fixed rate (CNY)	2,380,458		—	—	—	—	—	2,380,458	2,380,458
Average interest rate	2.190%		—	—	—	—	—	2.190%	—
Fixed rate (EUR)	20,000		—	—	—	—	—	20,000	20,000
Average interest rate	0.125%		—	—	—	—	—	0.125%	—
Fixed Rate (CZK)	20,000		—	—	—	—	—	20,000	20,000
Average interest rate	0.070%		—	—	—	—	—	0.070%	—
Liabilities Bonds:
Unsecured (NT$)	13,157,477		—	—	—	—	—	13,157,477	14,732,296
Fixed rate	15.34	%(1)	—	—	—	—	—	15.34%	—
Long-term Loans:
Fixed rate (NT$)	285,715		3,140	—	—	—	—	288,855	288,855
Average interest rate	2.860%		1.450%	—	—	—	—	2.845%	—
Variable rate (NT$)	41,221,348		47,393,644	20,114,327	12,077,730	6,466,647	—	127,273,696	127,273,696
Average interest rate	2.333%		2.608%	3.151%	3.755%	4.644%	—	2.680%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	960,000		1,280,000	1,760,000	—	—	—	4,000,000	(7,093)
Pay rate	1.090%		1.090%	1.090%	—	—	—	1.090%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary fixing rate settled quarterly (0.888% on December 31, 2014).

	Expected Maturity Date								Fair Value at December 31, 2013
	2014	2015		2016	2017	2018	Thereafter	Total
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	392,565	—		—	—	—	—	392,565	392,565
Average interest rate	0.955%	—		—	—	—	—	0.955%	—
Fixed rate (NT$)	2,320,000	—		—	—	—	—	2,320,000	2,320,000
Average interest rate	0.419%	—		—	—	—	—	0.419%	—
Fixed rate (JPY)	28,530,170	—		—	—	—	—	28,530,170	28,530,170
Average interest rate	0.419%	—		—	—	—	—	0.419%	—
Fixed rate (CNY)	1,429,437	—		—	—	—	—	1,429,437	1,429,437
Average interest rate	1.834%	—		—	—	—	—	1.834%	—
Fixed rate (SGD)	450	—		—	—	—	—	450	450
Average interest rate	0.220%	—		—	—	—	—	0.220%	—
Liabilities Bonds:
Unsecured (NT$)	—	17,867,850		—	—	—	—	17,867,850	18,477,322
Fixed rate	—	15.34	%(1)	—	—	—	—	—	—
Long-term Loans:
Fixed rate (NT$)	571,429	323,808		3,373	—	—	—	898,610	903,821
Average interest rate	2.809%	2.695%		1.450%	—	—	—	2.775%	—
Variable rate (NT$)	62,191,595	44,033,168		44,138,347	10,215,229	414,732	106,296	161,099,367	161,099,367
Average interest rate	2.049%	2.270%		2.490%	3.306%	4.730%	3.274%	2.228%	—
Interest Rate Swaps (2)
Variable to fixed (NT$)	7,111,111	960,000		1,280,000	1,760,000	—	—	11,111,111	(17,062)
Pay rate	1.244%	1.090%		1.090%	1.090%	—	—	1.244%	—

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of ECB4 on maturity is 15.34%.
(2)	90 days Taipei Money Market Secondary fixing rate settled quarterly (0.9% on December 31, 2013).

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

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2014 and 2013:

December 31, 2014
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR80,500
Average contractual exchange rate	JPY143.95 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,000
Average contractual exchange rate	CZK27.60 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$665,422
Average contractual exchange rate	JPY3.74 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$86,405
Average contractual exchange rate	JPY116.23 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$308,300
Average contractual exchange rate	CNY6.21 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$4,520
Average contractual exchange rate	SGD1.31 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$940
Average contractual exchange rate	MYR3.44 per US$
Contracts to sell US$/Buy NTD
Aggregate contract amount	US$222,000
Average contractual exchange rate	NTD31.38 per US$
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY93,195
Average contractual exchange rate	US$0.16 per CNY
Contracts to sell EUR/Buy NTD
Aggregate contract amount	EUR9,500
Average contractual exchange rate	NTD38.87 per EUR
Contracts to sell JPY/Buy US$
Aggregate contract amount	JPY336,496
Average contractual exchange rate	US$0.01 per JPY
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR50,000
Average contractual exchange rate	US$1.24 per EUR
Fair value of all forward contracts(1)	NT$(99,467)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the reporting date.

December 31, 2013
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR88,000
Average contractual exchange rate	JPY136.09 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR2,600
Average contractual exchange rate	CZK27.37 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$435,439
Average contractual exchange rate	JPY3.44 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$180,199
Average contractual exchange rate	JPY101.64 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$239,000
Average contractual exchange rate	CNY6.11 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$14,765
Average contractual exchange rate	SGD1.25 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$1,675
Average contractual exchange rate	MYR3.25 per US$
Fair value of all forward contracts(1)	NT$(372,011)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the reporting date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities.

Not applicable.

12.B.	Warrants and Rights.

Not applicable.

12.C.	Other Securities.

Not applicable.

12.D.	American Depositary Shares.

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

Payment received by us

In 2014, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$	42,095.76
Reimbursement of ADR holders identification expenses	US$	19,312.20
Reimbursement to Issuer	US$	517,186.60
Tax Payment to the IRS	US$	247,787.54
Total	US$	826,382.10

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2014.

On October 1, 2014, we acquired Forhouse Corporation and its subsidiaries (“Forhouse”) through a merger of BriView Corp, a subsidiary of AU Optronics Corp., with Forhouse, with the latter as the surviving company which is renamed as Darwin Precisions Corp. Our management has excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, Forhouse’s internal control over financial reporting associated with total assets of NT$17,263.8 million (US$546.3 million) and total revenue of NT$439.5 million (US$13.9 million) included in our consolidated financial statements as of and for the year ended December 31, 2014.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2014, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

On October 1, 2014, AU Optronics Corp. acquired Forhouse Corporation and its subsidiaries (“Forhouse”) through a merger of BriView Corp, a subsidiary of AU Optronics Corp., with Forhouse, with the latter as the surviving company which is renamed as Darwin Precisions Corp. AU Optronics Corp.’s management has excluded from its assessment of the effectiveness of AU Optronics Corp.’s internal control over financial reporting as of December 31, 2014, Forhouse’s internal control over financial reporting associated with total assets of NT$17,263.8 million and total revenue of NT$439.5 million included in the consolidated financial statements of AU Optronics Corp. and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of AU Optronics Corp. also excluded an evaluation of the internal control over financial reporting of Forhouse.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated March 17, 2015, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
March 17, 2015

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
Services	2012	2013	2014
	NT$	NT$	NT$
	(in thousands)
Audit Fees (1)	69,621	75,761	64,020

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

Our corporate governance practices are governed by applicable ROC law, specifically, the ROC Company Law and the ROC Securities and Exchange Law, and our articles of incorporation. Also, because our shares are registered with the SEC and are listed on the New York Stock Exchange (“NYSE”), we are subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.

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

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of December 31, 2013 and 2014.

(c)	Consolidated Statements of Comprehensive Income (Loss) of AU Optronics Corp. and subsidiaries for the years ended December 31, 2012, 2013 and 2014.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2012, 2013 and 2014.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2012, 2013 and 2014.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation (English translation).

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

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, President of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, President of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Andy Yang, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
	Name:	Shuang-Lang (Paul) Peng
	Title:	President
Date: March 24, 2015

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AU Optronics Corp.:

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control－Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2015, expressed an unqualified opinion on the effectiveness of AU Optronics Corp.’s internal control over financial reporting.

/s/ KPMG
Hsinchu, Taiwan (Republic of China)
March 17, 2015

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2014 and 2013
(Expressed in thousands of New Taiwan dollars)

	Note	December 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	6	$81,965,333	76,312,272
Financial assets measured at fair value through profit or loss－current	7	133,412	48,850
Notes and accounts receivable, net	9	55,950,687	40,600,855
Accounts receivable from related parties, net	9, 35	3,613,524	3,032,906
Other receivables from related parties	35	56,945	93,418
Income taxes receivable		42,856	47,849
Inventories	10	36,420,148	37,597,994
Other current financial assets	6, 9, 36	3,024,073	6,800,097
Noncurrent assets held for sale	11, 13	-	732,879
Other current assets	16	4,407,556	4,336,937
Total current assets		185,614,534	169,604,057
Noncurrent assets:
Available-for-sale financial assets－noncurrent	8	77,724	700,730
Investments in equity-accounted investees	11	14,796,070	13,353,861
Property, plant and equipment, net	13, 35, 36	231,814,724	270,269,007
Investment property, net	14, 21, 36	465,868	1,255,214
Intangible assets	15	3,885,755	4,432,542
Deferred tax assets	30	1,190,087	1,078,630
Other noncurrent assets	16, 36	4,499,558	4,141,894
Total noncurrent assets		256,729,786	295,231,878
Total Assets		$442,344,320	464,835,935

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2014 and 2013
(Expressed in thousands of New Taiwan dollars, except for par value)

	Note	December 31, 2014	December 31, 2013
Liabilities
Current liabilities:
Short-term borrowings	17	$381,322	3,457,174
Convertible bonds payable	18	15,110,028	-
Current installments of long-term borrowings	19	41,507,062	62,763,024
Financial liabilities measured at fair value through profit or loss－current	7	232,879	420,861
Notes and accounts payable		63,359,887	63,410,426
Accounts payable to related parties	35	11,463,941	14,952,576
Equipment and construction payable		4,496,702	7,468,055
Other payables to related parties	35	56,902	70,552
Current income tax liabilities		2,629,063	990,983
Provisions－current	20	8,696,279	6,344,114
Other current liabilities	11	26,209,075	21,460,893
Total current liabilities		174,143,140	181,338,658
Noncurrent liabilities：
Hedging derivative financial liabilities－noncurrent	7	7,093	17,062
Convertible bonds payable	18	-	19,513,820
Long-term borrowings, excluding current installments	19	85,689,365	98,974,151
Provisions－noncurrent	20	1,576,687	5,129,403
Deferred tax liabilities	30	2,459,839	820,130
Other noncurrent liabilities	11, 22	4,481,264	6,052,491
Total noncurrent liabilities		94,214,248	130,507,057
Total liabilities		268,357,388	311,845,715
Equity	23
Common stock, $10 par value		96,242,451	96,242,451
Capital surplus		59,258,041	60,503,012
Accumulated deficit		(6,656,523)	(21,897,673)
Other components of equity		5,813,709	4,105,910
Equity attributable to stockholders of AU Optronics Corp.		154,657,678	138,953,700
Non-controlling interests		19,329,254	14,036,520
Total equity		173,986,932	152,990,220
Total Liabilities and Equity		$442,344,320	464,835,935

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, except for earnings (loss) per share)

	Note	2014	2013	2012

Net revenue	25, 35	$408,178,750	416,363,005	378,470,935
Cost of sales	10, 26, 35	(359,668,105)	(382,378,938)	(391,593,831)
Gross profit (loss)		48,510,645	33,984,067	(13,122,896)
Selling and distribution expenses	26	(7,798,965)	(7,470,014)	(6,377,179)
General and administrative expenses	12, 26	(9,389,601)	(9,691,071)	(9,203,940)
Research and development expenses	26	(9,156,656)	(8,530,461)	(9,904,299)
Other income	27, 35	2,162,107	2,448,464	3,191,543
Other gains and losses	7, 8, 11, 12, 13, 14, 18, 28, 35	(801,803)	(1,176,393)	(10,665,140)
Finance costs	13, 18, 29	(4,045,133)	(4,782,832)	(5,731,213)
Share of profit of equity-accounted investees	11	499,865	454,268	319,061
Profit (loss) before income tax		19,980,459	5,236,028	(51,494,063)
Income tax expense	30	3,243,220	1,359,164	1,123,984
Profit (loss) for the year		16,737,239	3,876,864	(52,618,047)
Other comprehensive income (loss)	22, 23, 30
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit obligations		47,827	(35,283)	(369,539)
Related tax		622	467	1,029
Items that are or may be reclassified to profit or loss
Foreign operations – foreign currency translation differences		2,314,635	3,011,724	(1,174,931)
Net change in fair value of available-for-sale financial assets		88,408	449,043	191,474
Effective portion of changes in fair value of cash flow hedges		9,969	41,485	140,576
Equity-accounted investees – share of other comprehensive income (loss)		120,545	131,926	(282,016)
Realized gain on sales of securities transferred to profit or loss		(318,079)	(524,690)	(122,987)
Related tax		(86,211)	(76,097)	32,575
Other comprehensive income (loss), net of taxes		2,177,716	2,998,575	(1,583,819)
Total comprehensive income (loss) for the year		$18,914,955	6,875,439	(54,201,866)
Profit (loss) attributable to:
Stockholders of AU Optronics Corp.		$16,366,629	3,804,142	(51,327,071)
Non-controlling interests		370,610	72,722	(1,290,976)
Profit (loss) for the year		$16,737,239	3,876,864	(52,618,047)
Total comprehensive income (loss) attributable to:
Stockholders of AU Optronics Corp.		$18,125,736	6,367,518	(52,751,685)
Non-controlling interests		789,219	507,921	(1,450,181)
Total comprehensive income (loss) for the year		$18,914,955	6,875,439	(54,201,866)
Earnings (loss) per share	31
Basic earnings (loss) per share		$1.70	0.41	(5.81)
Diluted earnings per share		$1.69	0.40	-

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of New Taiwan dollars)

	Equity attributable to stockholders of AU Optronics Corp.
			Accumulated deficit			Other components of equity				Equity attributable to stockholders of AU Optronics Corp.
	Common stock	Capital surplus	Legal reserve	Accumulated deficit	Subtotal	Cumulative translation differences	Unrealized gains (losses) on financial instruments	Unrealized gains (losses) on cash flow hedges	Subtotal		Non-controlling interests	Total equity

Balance at January 1, 2012	$88,270,455	114,987,788	15,875,372	(46,019,823)	(30,144,451)	2,768,971	(29,354)	(173,590)	2,566,027	175,679,819	15,870,764	191,550,583
Appropriation for capital surplus and legal reserve	-	(2,472,483)	(15,875,372)	18,347,855	2,472,483	-	-	-	-	-	-	-
Loss for the year	-	-	-	(51,327,071)	(51,327,071)	-	-	-	-	(51,327,071)	(1,290,976)	(52,618,047)
Other comprehensive income (loss), net of tax	-	-	-	(362,787)	(362,787)	(1,251,503)	49,100	140,576	(1,061,827)	(1,424,614)	(159,205)	(1,583,819)
Total comprehensive income (loss) for the year	-	-	-	(51,689,858)	(51,689,858)	(1,251,503)	49,100	140,576	(1,061,827)	(52,751,685)	(1,450,181)	(54,201,866)
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	678	-	(842,625)	(842,625)	-	-	-	-	(841,947)	464,052	(377,895)
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(822,023)	(822,023)
Balance at December 31, 2012	88,270,455	112,515,983	-	(80,204,451)	(80,204,451)	1,517,468	19,746	(33,014)	1,504,200	122,086,187	14,062,612	136,148,799
Appropriation for capital surplus	-	(54,614,704)	-	54,614,704	54,614,704	-	-	-	-	-	-	-
Issuance of common stock	7,971,996	2,308,654	-	-	-	-	-	-	-	10,280,650	-	10,280,650
Profit for the year	-	-	-	3,804,142	3,804,142	-	-	-	-	3,804,142	72,722	3,876,864
Other comprehensive income (loss), net of tax	-	-	-	(38,334)	(38,334)	2,319,062	241,163	41,485	2,601,710	2,563,376	435,199	2,998,575
Total comprehensive income for the year	-	-	-	3,765,808	3,765,808	2,319,062	241,163	41,485	2,601,710	6,367,518	507,921	6,875,439
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	293,079	-	(73,734)	(73,734)	-	-	-	-	219,345	45,969	265,314
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(579,982)	(579,982)
Balance at December 31, 2013	96,242,451	60,503,012	-	(21,897,673)	(21,897,673)	3,836,530	260,909	8,471	4,105,910	138,953,700	14,036,520	152,990,220
Appropriation of earnings
Legal reserve	-	-	401,750	(401,750)	-	-	-	-	-	-	-	-
Cash dividends distributed to stockholders	-	-	-	(96,242)	(96,242)	-	-	-	-	(96,242)	-	(96,242)
Cash distributed from capital surplus	-	(1,347,395)	-	-	-	-	-	-	-	(1,347,395)	-	(1,347,395)
Profit for the year	-	-	-	16,366,629	16,366,629	-	-	-	-	16,366,629	370,610	16,737,239
Other comprehensive income, net of tax	-	-	-	51,308	51,308	1,929,632	(231,802)	9,969	1,707,799	1,759,107	418,609	2,177,716
Total comprehensive income for the year	-	-	-	16,417,937	16,417,937	1,929,632	(231,802)	9,969	1,707,799	18,125,736	789,219	18,914,955
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	102,424	-	(1,080,545)	(1,080,545)	-	-	-	-	(978,121)	65,253	(912,868)
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	4,438,262	4,438,262
Balance at December 31, 2014	$96,242,451	59,258,041	401,750	(7,058,273)	(6,656,523)	5,766,162	29,107	18,440	5,813,709	154,657,678	19,329,254	173,986,932

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of New Taiwan dollars)

	2014	2013	2012
Cash flows from operating activities:
Profit (loss) before income tax	$19,980,459	5,236,028	(51,494,063)
Adjustments for:
Depreciation	56,064,469	62,763,514	74,511,463
Amortization	838,259	874,233	764,976
Interest expense	4,045,133	4,782,832	5,731,213
Interest income	(468,390)	(329,360)	(476,117)
Dividend income	(4,350)	(2,855)	(422,727)
Share of profit of equity-accounted investees	(499,865)	(454,268)	(319,061)
Losses (gains) on disposals of property, plant and equipment	307,630	(70,569)	389,008
Gains on disposals of investment properties	(279,729)	-	-
Gains on disposals of investments and financial assets	(713,222)	(1,813,751)	(614,285)
Gains on disposals of subsidiaries	(90,702)	(23,744)	-
Gain on bargain purchase	(2,883,913)	-	-
Write-downs of inventories	4,731,319	5,106,531	4,880,410
Impairment losses on assets	2,371,034	755,634	4,952,058
Gains on purchase of convertible bonds payable	(63,445)	(222,192)	-
Effect of exchange rates on purchase of convertible bonds payable	(176,823)	(134,210)	-
Changes in fair values of financial instruments	(264,181)	(462,303)	726,361
Unrealized foreign currency exchange losses (gains)	1,605,972	1,598,293	(2,932,596)
Difference between pension costs and contributions for the year	(101,552)	(91,707)	(78,588)
	64,417,644	72,276,078	87,112,115
Change in operating assets and liabilities:
- notes and accounts receivable	(13,817,621)	(3,019,995)	8,549,423
- receivables from related parties	2,402,424	1,949,337	692,840
- inventories	(3,266,062)	(718,448)	341,572
- other current assets	3,975,103	449,789	(696,337)
- notes and accounts payable	(4,357,288)	(3,999,188)	2,353,411
- payables to related parties	(3,632,457)	162,081	(1,731,244)
- provisions	(1,440,234)	(17,915,214)	2,707,610
- other current liabilities	2,438,673	(530,671)	(7,058,420)
	(17,697,462)	(23,622,309)	5,158,855
Cash generated from operating activities	66,700,641	53,889,797	40,776,907
Cash received from interest income	442,638	345,215	455,457
Cash received from dividend income	322,236	233,302	607,715
Cash paid for interest	(3,145,859)	(4,148,281)	(5,091,772)
Cash paid for income taxes	(926,924)	(677,589)	(1,000,359)
Net cash provided by operating activities	63,392,732	49,642,444	35,747,948
Cash flows from investing activities:
Proceeds from disposals of available-for-sale financial assets	1,574,669	1,688,342	356,790
Acquisitions of available-for-sale financial assets	(1,681)	(209,478)	-
Acquisitions of equity-accounted investees	(2,529,360)	(939)	(239,795)
Proceeds from disposals of equity-accounted investees	25,473	1,729,729	523,544
Proceeds from return of capital by equity-accounted investees	48,258	-	-
Acquisitions of property, plant and equipment	(16,970,961)	(25,457,759)	(43,332,613)
Proceeds from disposals of property, plant and equipment	941,439	587,337	82,241
Proceeds from disposals of investment properties	1,061,297	-	-
Decrease in refundable deposits	14,735	160,295	105,501
Acquisitions of intangible assets	(291,337)	(1,654,318)	(445,292)
Decrease (increase) in other financial assets	(83,640)	193,209	(232,083)
Net cash inflows from acquisition of subsidiaries	2,763,252	-	-
Net cash inflows (outflows) resulting from disposals of subsidiaries	341,019	(260,210)	-
Net cash used in investing activities	(13,106,837)	(23,223,792)	(43,181,707)
Cash flows from financing activities:
Decrease in short-term borrowings	(3,075,852)	(5,162,876)	(579,923)
Purchase of convertible bonds payable	(5,978,884)	(3,147,405)	-
Repayments of bonds payable	-	-	(3,555,819)
Proceeds from long-term borrowings	32,956,812	19,629,576	46,323,730
Repayments of long-term borrowings	(67,382,137)	(48,378,183)	(47,160,810)
Decrease in guarantee deposits	(87,132)	(145,746)	(23,806)
Cash dividends	(1,443,637)	-	-
Proceeds from issuance of common stock	-	10,280,650	-
Net change of non-controlling interests and others	(30,621)	138,548	(943,817)
Net cash used in financing activities	(45,041,451)	(26,785,436)	(5,940,445)
Effect of exchange rate change on cash held	408,617	23,381	(23,389)
Net increase (decrease) in cash and cash equivalents	5,653,061	(343,403)	(13,397,593)
Cash and cash equivalents at January 1	76,312,272	76,655,675	90,053,268
Cash and cash equivalents at December 31	$81,965,333	76,312,272	76,655,675

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, unless otherwise indicated)

1.	Organization

AU Optronics Corp. (“AUO”) was founded on August 12, 1996 and is located in Hsinchu Science Park, the Republic of China (“ROC”).  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications.  AUO also engages in the production and sale of solar photovoltaic (PV) modules and systems.  AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000, and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since May 2002.

On September 1, 2001 and October 1, 2006, Unipac Optoelectronics Corp. and Quanta Display Inc. were merged with and into AUO, respectively. AUO is the surviving Company.

The principal operating activities of AUO and its subsidiaries (hereinafter referred to as “the Company”) are described in note 4(c).

2.	The Authorization of Financial Statements

These consolidated financial statements were authorized for issuance by the Board of Directors of AUO on March 17, 2015.

3.	New Accounting Pronouncements Under International Financial Reporting Standards (“IFRS”)

(a)
New and revised standards, amendments and interpretations in issue but not yet effective

The Company has not adopted the following new, revised and amended IFRS that have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
IFRS 9, Financial Instruments	January 1, 2018
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, Investments Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14, Regulatory Deferral Accounts	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
Amendments to IAS 1, Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IAS 16 and IAS 41, Agriculture: Bearer Plants	January 1, 2016
Amendments to IAS 19, Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendments to IAS 27, Equity Method in Separate Financial Statements	January 1, 2016

Note:	The aforementioned new, revised and amended standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

(b)	Except for the items discussed below, the Company believes that the initial adoption of aforementioned standards or interpretations will not have any significant impact on its accounting policies.

(1)	IFRS 9, Financial Instruments

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

(2)	IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a five-step model framework for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. The core principle in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company is assessing the potential impact on its financial position and results of operations as a result of the application of IFRS 9 and IFRS 15.

4.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out as below. The significant accounting policies have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of preparation

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

(i)	Financial instruments measured at fair value through profit or loss (including derivative financial instruments) (note 7);

(ii)	Available-for-sale financial assets measured at fair value (note 8);

(iii)	Hedging derivative financial instruments measured at fair value (note 7); and

(iv)	Defined benefit asset (liability) is recognized as the fair value the plan assets less the present value of the defined benefit obligation (note 22).

(2)	Functional and presentation currency

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates.  AUO’s primary activities are denominated in New Taiwan Dollar (“NTD”).  Accordingly, NTD is AUO’s functional currency, which is also the presentation currency of the Company’s consolidated financial statements.

All financial information presented in NTD has been rounded to the nearest thousand, unless otherwise noted.

(c)	Basis of consolidation

(1)	Principle of preparation of the consolidated financial statements

The Company includes in its consolidated financial statements the results of operations of all controlled entities in which the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All significant inter-company transactions, income and expenses are eliminated in the consolidated financial statements.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Profit (loss) and other comprehensive income (loss) applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

Upon the loss of control, the Company derecognizes the carrying amounts of the assets and liabilities of the subsidiary and non-controlling interests, including other comprehensive income (loss) related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in profit or loss. The gain or loss is measured as the difference between:

(i)	The aggregate of:

a.	the far value of the consideration received, and

b.	the fair value of any retained non-controlling investment in the former subsidiary at the date when the Company losses control.

(ii)	The aggregate of the carrying amount of the former subsidiary’s assets (including goodwill), liabilities and non-controlling interests at the date when the Company losses control.

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2014	December 31, 2013
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2014	December 31, 2013
AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters (Taiwan ROC)	49.00(1)	49.00 (1)
AUO	Sungen Power Corporation (SGPC)	Solar power generation (Taiwan ROC)	-(2)	100.00
AUO, Konly and Ronly	Darwin Precisions Corporation (DPTW) / BriView Corp. (BVTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	43.48(3)	68.86(3)
AUO, Konly and Ronly	Sanda Materials Corporation (SDMC)	Venture capital investment (Taiwan ROC)	99.90(4)	-
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Design, manufacture and sale of solar modules (Taiwan ROC)	96.56(4)	90.84
Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales (Taiwan ROC)	- (5)	66.68
Konly	Fargen Power Corporation (FGPC)	Solar power generation (Taiwan ROC)	100.00(6)	-
Konly	Evergen Power Corporation (EGPC)	Solar power generation (Taiwan ROC)	100.00(6)	-
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of single crystal silicon wafers (Malaysia)	100.00	100.00
ACTW and SDMC	M.Setek Co., Ltd. (M.Setek)	Manufacturing and sales of polysilicon and other solar-related products (Japan)	99.98(4)	99.92
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD modules (United States)	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales and sales support of TFT-LCD modules (Japan)	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support of TFT-LCD modules (Netherlands)	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD modules (South Korea)	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD modules (Singapore)	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar PV modules (Czech Republic)	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Repair of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of mold (Slovakia Republic)	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Manufacturing and sale of liquid crystal products and related parts (PRC)	51.00(7)	51.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing, assembly and sale of TFT-LCD panels (PRC)	49.00(1)	49.00 (1)
AULB	a.u. Vista Inc. (AUVI)	Research and development and IP related business (United States)	100.00(6)	-
AULB and DPTW	BriView (L) Corp. (BVLB)	Holding and trading company (Malaysia)	100.00(3)	100.00
DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company (Malaysia)	100.00(3)	100.00
DPTW	Forhouse International Holding Ltd. (FHVI)	Holding and trading company (BVI)	100.00(3)	-
DPTW	Force International Holding Ltd. (Force)	Holding company (BVI)	100.00(3)	-
FHVI	Fullhouse Corporation Sdn. Bhd. (Fullhouse)	Manufacturing and sale of electronics dartboard (Malaysia)	100.00(3)(7)	-
FHVI	Fortech International Corp. (Fortech)	Holding and trading company (Mauritius)	100.00(3)	-
FHVI	Forward Optronics International Corp. (Forward)	Holding company (Samoa)	100.00(3)	-
FHVI	Prime Forward International Ltd. (Prime)	Holding company (Samoa)	100.00(3)	-
FHVI	Full Luck Precisions Co., Ltd. (Full Luck)	Holding and trading company (Mauritius)	100.00(3)	-
Force	Forefront Corporation (Forefront)	Holding company (Mauritius)	100.00(3)	-
Forefront	Forthouse Electronics (Suzhou) Co., Ltd. (FHWJ)	Manufacturing and sale of motorized treadmills (PRC)	100.00(3)	-
Fortech	Fortech Electronics (Suzhou) Co., Ltd. (FTWJ)	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00(3)	-
Fortech	Fortech Optronics (Xiamen) Co., Ltd. (FTXM)	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00(3)	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2014	December 31, 2013
Forward and Fortech	Suzhou Forplax Optronics Co, Ltd. (FPWJ)	Manufacturing and sale of light guide plates (PRC)	100.00(3)	-
Prime	Fortech Electronics (Kunshan) Co., Ltd. (FTKS)	Manufacturing, assembly and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00(3)	-
Full Luck	Full Luck (Wujiang) Precisions, Co, Ltd. (FLWJ)	Manufacturing and sales of precision metal parts (PRC)	100.00(3)	-
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	100.00(7)	100.00(7)
DPHK	Darwin Precisions (Dongguan) Corp. (DPDG)	Manufacturing, assembly, and sale of TFT-LCD modules, backlight modules and related parts (PRC)	-(7)	100.00(7)
BVLB	BriView (Kunshan) Co., Ltd. (BVKS)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00(7)	100.00(7)
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00	100.00
BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Manufacturing and sale of solar modules (PRC)	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Holding company, sale and sales support of solar modules (United States)	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding company and sales support of solar modules (Netherlands)	100.00	100.00
AENL	AUO Green Energy Germany GmbH (AEDE)	Sales support of solar modules (Germany)	100.00(8)	100.00(8)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1:
The Company has the power over the significant decision of the financial and operating policies of AUKS through an arrangement to obtain more than half of AUKS’s board seats; as a result, AUKS is included in the Company’s consolidated financial statements.  The Company also does not own more than 50% ownership interest in Toppan CFI, through certain arrangement, the Company owns the power over relevant activities in operation, which strongly affect financial returns of Toppan CFI. Therefore, Toppan CFI is included in the Company’s consolidated financial statements.  On February 12, 2015, AUO’s board of directors approved the acquisition of the remaining 51% equity interest in Toppan CFI (see note 39).

Note 2:	In May 2014, AUO sold all of its ownership interests in SGPC to Star River Energy Corporation (“SREC”).

Note 3:
BVTW and Forhouse Corporation (“Forhouse”) were merged on October 1, 2014. Forhouse is the legal acquirer and the surviving company while BVTW was dissolved. Forhouse was then renamed as DPTW. Upon completion of the merger, DPTW was owned as to 43.48% by the Company.  Although the Company does not own more than 50% of the DPTW’s ownership interests, it is considered to have de facto control over the operating policies of DPTW. As a result, DPTW was accounted for as a subsidiary of the Company. Please refer to note 12 for further details.

Note 4:	On April 1, 2014, ACTW spun off its long-term investment of M.Setek and the department responsible for managing M.Setek to SDMC.

Note 5:	As of March 31, 2014, DSTW concluded the procedures of liquidation and the registration of liquidation was completed.

Note 6:	FGPC was incorporated in May 2014. In addition, EGPC and AUVI were both incorporated in December 2014.

Note 7:
As part of a business restructuring DPDG was liquidated in March 2014. In addition, DPCD, BVKS, BKHZ and Fullhouse have been resolved by their respective boards of directors for liquidation. The liquidation is still in process for these three entities as of December 31, 2014.

Note 8:	AEDE has commenced its liquidation process which was still in progress as of December 31, 2013 and 2014.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the individual entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in historical cost are translated using the exchange rate at the date of the original transaction.

Foreign currency differences arising from settlement or retranslation of monetary assets and liabilities are recognized in profit or loss, except for the following differences which are recognized in other comprehensive income:

(i)	Available-for-sale equity instruments;

(ii)	Qualifying cash flow hedges.

(2)	Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NTD using the exchange rates at each reporting date.  Income and expenses of foreign operations are translated at the average exchange rates for the period unless the exchange rates fluctuate significantly during the period; in that case, the exchange rates at the dates of the transactions are used. Foreign currency differences are recognized in other comprehensive income within equity, except to the extent that the translation difference is allocated to non-controlling interests.

(e)	Classification of current and non-current assets and liabilities

An asset is classified as current when:

(1)	The asset expected to realize, or intends to sell or consume, in its normal operating cycle;

(2)	The asset primarily held for the purpose of trading;

(3)	The asset expected to realize within twelve months after the reporting date; or

(4)	Cash and cash equivalent excluding the asset restricted to be exchanged or used to settle a liability for at least twelve months after the reporting date.

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

All other liabilities are classified as non-current.

(f)	Cash and cash equivalents

Cash comprise cash balances and demand deposits.   Cash equivalents comprise short-term highly liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in their fair value. Deposits with short-term maturity but not for investments and other purposes and are qualified with the aforementioned criteria are classified as cash equivalent.

(g)	Financial Instruments

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instruments.

(1)	Financial assets

The Company classifies financial assets into the following categories: financial assets measured at fair value through profit or loss, receivables and available-for-sale financial assets.

(i)	Financial assets measured at fair value through profit or loss

The Company has certain financial assets classified in this category as held-for-trading for the purpose of hedging exposure to foreign exchange and interest rate risks arising from operating and financing activities.  When a derivative financial instrument is not effective as a hedge the Company accounts for it as a financial asset or liability measured at fair value through profit or loss.  See note 4(g)(3) for further detail of the Company’s derivative financial instruments and hedge accounting policy.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as receivables or financial assets measured at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value, plus any directly attributable transaction cost. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity in unrealized gains (losses) on financial instruments. When an investment is derecognized, the cumulative gain or loss in equity is reclassified to profit or loss. A regular way, purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

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

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Receivables comprise trade receivables and other receivables. Such assets are recognized initially at fair value, plus any directly attributable transaction costs. Subsequently, receivables are measured at amortized cost using the effective interest method, less any impairment. If the effect of discounting is immaterial, the short-term receivables are measured at the original amount.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

For receivables, the Company first assesses whether objective evidence of impairment exists that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For receivables other than those aforementioned, the Company groups those assets and collectively assesses them for impairment. An impairment loss for trade receivables is reflected in an allowance account against the receivables.  When it is determined a receivable is uncollectible, it is written off from the allowance account. Any subsequent recovery of receivable previously written off is credited against the allowance account. Changes in the amount of the allowance accounts are recognized in profit or loss.

For equity instruments without a quoted market price in an active market, the objective evidence of impairment includes the investees’ financial information, current operating result, future business plans and relevant industry and public market information.  An impairment loss for this kind of equity instruments is reduced from the carrying amount and any impairment loss recognized is not reversed through profit or loss in subsequent periods.

Bad debt expenses and reversal of allowance for doubtful debts for trade receivables are recognized in general and administrative expenses while impairment losses and reversal of impairment for financial assets other than receivables are recognized in other gains and losses.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Financial liabilities

The Company classifies financial liabilities into the following categories: convertible bonds, financial liabilities measured at fair value through profit or loss and other financial liabilities.

(i)	Convertible bonds

Convertible bonds issued by the Company give bondholders the right to convert bonds into a given number of equity instruments of AUO at a specific conversion price.  The derivatives embedded in the convertible bonds are recognized initially at fair value in financial liabilities measured at fair value through profit or loss.  The difference between the par value of the convertible bonds and the fair value of the derivatives is recognized in convertible bonds payable.

Subsequent to initial recognition, the liability component of the convertible bonds is measured at amortized cost using the effective interest method. Convertible option is measured at fair value using Least Square Monte Carlo simulation and changes therein are recognized in profit or loss.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and the convertible option components in proportion to their relative fair value.  Transaction costs allocated to the convertible option are recognized directly in profit or loss.  Transaction costs allocated to the liability component are included in the initial carrying amount of the liability component and amortized using the effective interest method.

(ii)	Financial liabilities measured at fair value through profit or loss

The Company designates financial liabilities in this category as held for trading for the purpose of hedging exposure to foreign exchange and interest rate risks arising from operating and financing activities. When a derivative financial instrument is not effective as a hedge the Company accounts for it as a financial asset or liability measured at fair value through profit or loss. See note 4(g)(3) for further detail of the Company’s derivative financial instruments and hedge accounting policy.

The Company designates financial liabilities, other than the one mentioned above, as measured at fair value through profit or loss at initial recognition.  Attributable transaction costs are recognized in profit or loss as incurred.  Financial liabilities in this category are subsequently measured at fair value and changes therein, which takes into account any interest expense, are recognized in profit or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Other financial liabilities

Financial liabilities not classified as held for trading, or not designated as measured at fair value through profit or loss (including loans and borrowings, trade and other payables), are measured at fair value, plus any directly attributable transaction cost at the time of initial recognition. Subsequent to initial recognition, they are measured at amortized cost calculated using the effective interest method, except for insignificant recognition of interest expense from short-term borrowings and trade payables. Interest expense not capitalized as an asset cost is recognized in profit or loss.

(iv)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when the contractual obligation has been discharged, cancelled or expired. The difference between the carrying amount and the consideration paid or payable, including any non-cash assets transferred or liabilities assumed is recognized in profit or loss.

(v)	Offsetting of financial assets and liabilities

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

(h)	Inventories

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

(i)	Noncurrent assets held for sale

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

(j)	Investments in associates

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

The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of associates, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate, and then measures the retained interests at fair value at that date.  The difference between the carrying amount of the investment at the date the equity method was discontinued and the fair value of the retained interests along with any proceeds from disposing of a part interest in the associate is recognized in profit or loss. Moreover, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that investment on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss.

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

(k)	Investments in joint ventures

Joint venture is a joint arrangement whereby the Company and other parties agreed to share the control of the arrangement, and have rights to the net assets of the arrangement. Unanimous consent from the parties sharing control is required when decisions about the relevant activities of the arrangement. Investments in joint venture are accounted for in the Company’s consolidated financial statements under the equity method which is consistent with the accounting policy for investments in associates.

(l)	Investment property

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

An investment property is reclassified to property, plant and equipment at its carrying amount when the use of the investment property changes.

(m)	Property, plant and equipment

(1)	Recognition and measurement

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Depreciation methods, useful lives, and residual values are reviewed at each annual reporting date and, if necessary, adjusted as appropriate.  Any changes therein are accounted for as changes in accounting estimates.

(n)	Long-term prepaid rent

Long-term prepaid rent is for the use right of land (classified as other noncurrent assets), which is amortized over the shorter of economic useful life or covenant period on a straight-line basis.

(o)	Leases

(1)	Lessor

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

(p)	Intangible assets

(1)	Goodwill

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) the probability that the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development project; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Impairment – non-financial assets

Other than inventories, deferred tax assets and investment property, the carrying amounts of the Company’s noncurrent assets held for sale and long-term non-financial assets (property, plant and equipment and other intangible assets with finite useful lives), are reviewed at the reporting date to determine whether there is any indication of impairment.  For goodwill and intangible assets with indefinite useful lives or that are not yet available for use, are required to be tested for impairment at least annually.  When there is an indication of impairment exists for the aforementioned assets, the recoverable amount of the asset is estimated.  If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset has been allocated to.

In performing an impairment test for the aforementioned assets, the estimated recoverable amount is evaluated in terms of an asset or a CGU.  Recoverable amount is defined as the higher of (a) an asset’s or a CGU’s fair value less costs to dispose (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the asset or CGU.  Any excess of the carrying amount of the asset or its related CGU over its recoverable amount is recognized as an impairment loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, then the carrying amounts of the other assets in the unit on a pro rata basis.

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

(r)	Provisions

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Provisions recognized are the best estimates of the consideration for settling the present obligation at each reporting date.

(s)	Revenue recognition

(1)	Goods sold

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

Grants that compensate the Company for research and development expenses incurred are recognized as other income in profit or loss on a systematic basis in the periods in which the expenses are recognized.

(t)	Employee benefits

(1)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(2)	Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each benefit plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.  Discount rate is determined by reference to the yield rate of Taiwan government bonds at the reporting date.  The calculation of defined benefit obligations is performed annually by a qualified actuary using the Projected Unit Credit Method.

Actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income in the period in which they occur, and which then are reflected in retained earnings and will not be reclassified to profit or loss.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Share-based payment transactions

The compensation cost of employee share-based payment transactions is measured based on the fair value at the date on which they are granted. The compensation cost is recognized, together with a corresponding increase in equity, over the periods in which the performance and/or service conditions are being fulfilled. The cumulative expense recognized for share-based payment transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s estimate of the quantity of equity instruments that will ultimately vest.

(v)	Income taxes

Income tax expense comprises current and deferred taxes.

(1)	Current income taxes

Current taxes comprises the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years.  It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

In accordance with the ROC Income Tax Act, undistributed earnings from the companies located in the Republic of China, if any, is subject to an additional 10% surtax. The 10% tax on unappropriated earnings is recognized during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

(2)	Deferred income taxes

Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities are recognized for temporary difference of future taxable income. Deferred income taxes are not recognized for:

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

Current and deferred income taxes are recognized in profit or loss, except for taxes relating to items recognized in other comprehensive income.

(w)	Business combinations

The Company accounts for business combinations using the acquisition method.  The consideration transferred in the acquisition is measured at fair value, as are identifiable net assets acquired.  Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquiree over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, after reassessing all of the assets acquired and all of the liabilities assumed being properly identified, the difference is recognized in profit or loss as a gain on bargain purchase.

Acquisition-related costs are expensed as incurred, except that the costs are related to the issue of debt or equity securities.

(x)	Earnings (loss) per share

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

An operating segment is a component of an entity: (1) that engages in business activities from which it may earn revenue and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (2) whose operating results are reviewed regularly by the entity’s chief operating decision maker (“CODM”) to make decisions pertaining to the allocation of resources to the segment and to assess its performance, and (3) for which discrete financial information is available.  Management has determined that the Company has two operating segments: display and solar.

The accounting policies for the operating segments are the same as those used in the preparation of the consolidated financial statements of the Company.  Segment profit (loss) is determined by deducting selling, administrative and research and development expenses from gross profit.  Segment profit (loss) excludes long-lived asset impairments, gains and losses on disposal of assets, litigation provisions, foreign currency exchange gains or losses, finance cost, income taxes, share of profit (loss) from equity-accounted investees, and other miscellaneous income and expenses.  The CODM does not receive asset and liability information by operating segment.  Consequently, no operating segment asset and liability information is disclosed.  Geographic net revenue information is based upon the location of customers placing orders.

5.	Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed by management on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

(a)	Estimate of provisions

Provision for warranty is estimated when product revenue is recognized.  The estimate has been made based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance.  The Company regularly reviews the basis of the estimate and if necessary, amends it as appropriate.  There could be a significant impact on provision for warranty for any changes of the basis of the estimate.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Provision for unsettled litigation and claims is recognized when it is probable that it will result in an outflow of the Company’s resources and the amount can be reasonably estimated.  While the ultimate resolution of litigation and claims cannot be predicted with certainty, the final outcome or the actual cash outflow may be materially different from the estimated liability.

(b)	Impairment of long-term non-financial assets, other than goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future income and expenses related to the specific asset groups with the consideration of the nature of industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

(c)	Measurement of defined benefit obligations

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, long-term average future salary increase, etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

(d)	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires management’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

(e)	Revenue recognition

The Company recognizes revenue when the conditions described in note 4(s) are satisfied. The Company also estimates future sales returns and other allowances in the same period the related revenue is recognized. Estimated sales returns and other allowances are generally made and adjusted based on historical experience and any known factors that would significantly affect the allowance, and management periodically reviews the reasonableness of the estimates.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Valuation of inventories

As inventories are stated at the lower of cost or net realizable value, the Company estimates the net realizable value of inventories for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon. Due to the rapid industrial transformation, there may be significant changes in the net realizable value of inventories.

6.	Cash and Cash Equivalents

	December 31,
	2014	2013
	(in thousands)
Cash on hand, demand deposits and checking accounts	$44,050,305	39,073,951
Time deposits	28,441,470	29,369,113
Government bonds with reverse repurchase agreements	9,473,558	7,869,208
	$81,965,333	76,312,272

Refer to note 33 for the disclosure of currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2014 and 2013, deposits not qualifying as cash and cash equivalents amounting to $2,100,000 thousand and $2,121,496 thousand, respectively, were classified as other current financial assets.

7.	Derivative Financial Instruments and Hedging Instruments

(1)	Derivative Financial Instruments

	December 31,
	2014	2013
	(in thousands)
Financial assets measured at fair value through profit or loss – current:
Foreign currency forward contracts	$133,412	48,850

Financial liabilities measured at fair value through profit or loss – current:
Foreign currency forward contracts	$232,879	420,861

Hedging derivative financial liabilities – noncurrent:
Interest rate swap contracts	$7,093	17,062

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Refer to note 33 for the disclosure of the Company’s credit, currency and interest rate risks related to financial instruments.

As of December 31, 2014 and 2013, outstanding foreign currency forward contracts were as follows:

December 31, 2014
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2015 – Feb. 2015	USD222,000 / NTD6,965,393
Sell USD / Buy JPY	Jan. 2015 – May 2015	USD86,405 / JPY10,042,510
Sell NTD / Buy JPY	Jan. 2015 – Apr. 2015	NTD665,422 / JPY2,490,942
Sell USD / Buy CNY	Jan. 2015 – May 2015	USD308,300 / CNY1,914,839
Sell CNY / Buy USD	Jan. 2015	CNY93,195 / USD15,000
Sell EUR / Buy NTD	Jan. 2015	EUR9,500 / NTD369,218
Sell JPY / Buy USD	Jan. 2015 – Mar. 2015	JPY336,496 / USD3,000
Sell EUR / Buy USD	Mar. 2015	EUR50,000 / USD61,793
Sell EUR / Buy JPY	Jan. 2015 – Mar. 2015	EUR80,500 / JPY11,587,826
Sell EUR / Buy CZK	Feb. 2015	EUR3,000 / CZK82,800
Sell USD / Buy SGD	Jan. 2015	USD4,520 / SGD5,942
Sell USD / Buy MYR	Jan. 2015 – Mar. 2015	USD940 / MYR3,230

December 31, 2013
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy JPY	Jan. 2014 – May 2014	USD180,199 / JPY18,315,188
Sell NTD / Buy JPY	Jan. 2014 – Mar. 2014	NTD435,439 / JPY1,496,285
Sell USD / Buy CNY	Jan. 2014 – Jun. 2014	USD239,000 / CNY1,460,592
Sell EUR / Buy JPY	Jan. 2014 – Feb. 2014	EUR88,000 / JPY11,976,340
Sell EUR / Buy CZK	Jan. 2014	EUR2,600 / CZK71,162
Sell USD / Buy SGD	Jan. 2014 – Feb. 2014	USD14,765 / SGD18,479
Sell USD / Buy MYR	Jan. 2014 – Feb. 2014	USD1,675 / MYR5,446

There was no outstanding foreign currency option contract as of December 31, 2014 and 2013.

	For the years ended December 31,
	2014	2013	2012
Net gains (losses) of foreign currency forward and option contracts were as follows:	(in thousands)
Unrealized gains (losses)	$264,181	462,303	(726,361)
Realized losses	(403,096)	(2,185,877)	(534,227)
	$(138,915)	(1,723,574)	(1,260,588)

AUO entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities.  As of December 31, 2014 and 2013, AUO’s total notional amount of outstanding interest rate swap contracts amounted to $4,000,000 thousand and $11,111,111 thousand, respectively, and all of which were related to effective hedges. For the years ended December 31, 2014, 2013 and 2012, no unrealized gains or losses resulting from change in fair value of interest rates swap contracts were recognized in profit and loss.

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

As of December 31, 2014 and 2013, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2014
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (7,093)	Jan. 2015– Aug. 2017	Jan. 2015– Aug. 2017

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (17,062)	Jan. 2014– Aug. 2017	Jan. 2014– Aug. 2017

8.	Available-for-sale Financial Assets－noncurrent

	December 31,
	2014	2013
	(in thousands)
Equity securities	$77,724	700,730

The Company sold part of its investments in available-for-sale securities during 2014, 2013 and 2012.  The selling prices amounted to $1,574,669 thousand, $1,688,342 thousand and $356,790 thousand, respectively, and the realized gains on disposal amounted to $1,294,182 thousand, $933,336 thousand and $158,021 thousand, respectively.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery.  As a result, the Company recognized impairment losses of $107,494 thousand, $412,563 thousand and $146,515 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

Some of the available-for-sale securities held by the Company were publicly listed equity shares, if the share price of these securities appreciates or depreciates by 7% at the reporting date, other comprehensive income would increase or decrease $2,827 thousand, $28,001 thousand and $16,459 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

9.	Notes and Accounts Receivable, net (Including Related and Non-related Parties)

	December 31,
	2014	2013
	(in thousands)
Notes receivable	$137,079	70,377
Accounts receivable	60,335,727	44,222,803
Less: allowance for doubtful accounts	(83,240)	(63,652)
allowance for sales returns and discounts	(825,355)	(595,767)
	$59,564,211	43,633,761
Notes and accounts receivable, net	$55,950,687	40,600,855
Accounts receivable from related parties, net	$3,613,524	3,032,906

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Aging analysis of notes and accounts receivable, which were past due but not impaired, was as follows:

	December 31,
	2014	2013
	(in thousands)
Past due less than 60 days	$1,033,662	1,670,491
Past due 61~180 days	91,414	137,821
Past due over 180 days	77,637	23,355
	$1,202,713	1,831,667

The movement in the allowance for doubtful accounts was as follows:

	For the years ended December 31,
	2014		2013		2012
	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment
	(in thousands)
Balance at beginning of the year	$-	63,652	-	68,150	-	81,925
Provisions (reversals) charged to (against) expense	27,485	7,056	-	1,203	-	(5,487)
Write-offs	(20,090)	-	-	-	-	(1,758)
Effect of changes in foreign currency exchange rates	2,939	2,198	-	(5,701)	-	(6,530)
Balance at end of the year	$10,334	72,906	-	63,652	-	68,150

The payment terms granted to customers are generally 30 to 60 days from the end of the month during which the invoice is issued.

The Company evaluates possible uncollected amounts and uses allowance for doubtful accounts to record its doubtful receivable expenses. When evaluating the allowances, the Company considers the historical experience, the customer credits and the account aging analysis. While it is determined a receivable is uncollectible, it is offset against the allowance for doubtful accounts.

Information about the Company’s exposure to credit risk is included in note 33.

As of December 31, 2014 and 2013, the Company entered into financing facilities with banks to factor certain of its accounts receivable without recourse, details of which were as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014
Underwriting bank	Factoring limit		Amount advanced	Amount sold and derecognized		Principle terms
			(in thousands)
Chinatrust Commercial Bank	USD	230,000	-		-	See notes(a)~(c) and (e)
Mizuho Corporate Bank	USD	90,000	-		-	See notes(a)~(d)
Taishin Bank	USD	180,000	-		-	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	-		-	See notes(a)~(d)
Taipei Fubon Bank	USD	75,000	-		-	See notes(a)~(c) and (e)
E. Sun Bank	NTD	1,800,000	-		-	See notes(a)~(c) and (e)
DBS Bank	USD	114,000	-		-	See notes(a)~(c) and (e)
ING Bank	USD	70,000	-		-	See notes(a)~(d)
China Development Industrial Bank	USD	83,000	-	USD	19,163	See notes(a)~(d) and (f)
China Development Industrial Bank	NTD	150,000	-		-	See notes(a)~(d) and (f)

December 31, 2013
Underwriting bank		Factoring limit	Amount advanced			Amount sold and derecognized	Principle terms
			(in thousands)
Chinatrust Commercial Bank	USD	280,000	NTD	2,750,000	USD	102,782	See notes(a)~(c) and (e)
Citi Bank	USD	120,000		-	USD	80,885	See notes(a)~(d)
Mizuho Corporate Bank	USD	180,000	USD	14,139	USD	14,139	See notes(a)~(d)
Taishin Bank	USD	180,000	NTD	950,000	USD	35,372	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	USD	97,687	USD	107,456	See notes(a)~(d)
			EUR	25,990	EUR	28,589
Taipei Fubon Bank	USD	50,000	NTD	1,325,000	USD	49,790	See notes(a)~(c) and (e)
E.Sun Bank	USD	60,000	USD	18,863	USD	20,959	See notes(a)~(c) and (e)
DBS Bank	USD	120,000	USD	20,029	USD	20,029	See notes(a)~(c) and (e)
First Commercial Bank	USD	120,000	USD	38,646	USD	38,646	See notes(a)~(d) and (f)
China Development Industrial Bank	USD	60,000		-	USD	32,926	See notes(a)~(d) and (f)

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):
As of December 31, 2014 and 2013, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of $608,736 thousand and $4,467,511 thousand, respectively, were classified under other current financial assets.

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

Note (f):
The aforementioned terms are applicable to the respective underwriting banks, and the Company bears all risks deriving from the customers except credit risk which is borne by the respective underwriting banks.

10.	Inventories

	December 31,
	2014	2013
	(in thousands)
Finished goods	$14,699,840	15,244,321
Work-in-progress	13,627,003	14,372,565
Raw materials	8,093,305	7,981,108
	$36,420,148	37,597,994

For the years ended December 31, 2014, 2013 and 2012, the amounts of inventories that were charged to cost of sales were $360,344,022 thousand, $381,966,523 thousand and $393,789,061 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $4,731,319 thousand, $5,106,531 thousand and $4,880,410 thousand for the years ended December 31, 2014, 2013 and 2012, respectively, which were also included in the cost of sales.

As of December 31, 2014 and 2013, none of the Company’s inventories was pledged as collateral.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Investments in Equity-accounted Investees

Investments in equity-accounted investees at the reporting dates consisted of the following:

	December 31,
	2014	2013
	(in thousands)
Associates	$7,605,802	9,238,504
Joint ventures	7,190,268	4,115,357
	$14,796,070	13,353,861

(a)	Associates

		Principal place of business	December 31, 2014		December 31, 2013
Name of associate	Principal activities		Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	Manufacturing and sales of Light Emitting Diode	Taiwan ROC	22	$3,310,205	26	$3,081,111
Qisda Corporation (“Qisda”)	ODM/OEM of electronic products and hardware-software integration service	Taiwan ROC	10	2,922,387	10	2,550,521
Raydium Semiconductor Corporation (“Raydium”)	IC design	Taiwan ROC	15	568,109	15	593,629
Daxin Materials Corp. (“Daxin”)	Manufacturing, research, and sales of display and green energy related chemicals	Taiwan ROC	25	469,328	25	460,229
Star River Energy Corp. (“SREC”)	Investments in solar power plant	Taiwan ROC	35	265,458	-	-
Forhouse Corporation (“Forhouse”)	Manufacturing, design and assembly of backlight modules	Taiwan ROC	-	-	27	2,443,215
Others				70,315		109,799
				$7,605,802		$9,238,504

For the years ended December 31, 2014, 2013 and 2012, the Company recognized its share of profit of associates of $316,721 thousand, $318,184 thousand and $357,881, respectively.  Additionally, for the years ended December 31, 2014, 2013 and 2012, the Company recognized its share of other comprehensive loss of associates of $34,502 thousand, $223,196 thousand and $119,377 thousand, respectively.

In 2013 and 2012, the Company determined part of its equity-accounted investees was impaired, and there is a remote chance of future recovery.  As a result, the Company recognized impairment losses of $183,539 thousand and $1,635,899 thousand, respectively, for the years ended December 31, 2013 and 2012, based on estimated recoverable amounts of $5,421,386 thousand and $3,082,773 thousand, respectively, for these investments.  The recoverable amounts were determined based on the values in use, which were not necessarily the current market values.

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating policies of Qisda, and therefore, the Company accounts for its investments in Qisda under the equity method of accounting.  Since the Company and Qisda had mutual holdings, the share of profit or loss was recognized using the treasury stock method.

In January 2013, Wellypower Optronics Corporation Ltd. (“Wellypower”) was merged with and into Lextar.  After the merger, the Company’s ownership interests in Lextar increased to 35.92%. In 2013, the Company sold part of its shares in Lextar and its interest in Lextar was further diluted in 2014 as a result of a capital increase of Lextar in which the Company did not participate. Therefore, as of December 31, 2014, the Company’s ownership interest in Lextar reduced to 22.30%.

The Company had on March 28, 2014, together with few insurance companies incorporated SREC of which AUO had 35% of interests.  The principal activity of SREC is investment holding in and acquisition of local solar power plant. In December 2014, AUO participated in SREC’s issuance of new shares in proportionate to its interests of 35%.

Forhouse completed a merger with BVTW, a subsidiary of the Company, on October 1, 2014 and was renamed as DPTW.  After the merger, the Company determined that it has de facto control over the activities of DPTW.  Therefore, DPTW and its subsidiaries are included in the Company’s consolidated financial statements since the date of acquisition. Please refer to note 12 for further details.

In August 2013, the board of directors the Company decided to sell all of its 30% shareholding in Qingdao Haier Optronics Co., Ltd. to Qingdao Haier Corporation. The transaction was completed in December 2013.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2014 and 2013, market values of the Company’s investments in publicly listed companies, determined based on quoted market price, were as follows:

	December 31,
	2014	2013
	(in thousands)
Lextar	$4,298,629	4,361,130
Qisda	2,728,250	1,374,438
Daxin	1,056,327	1,472,716
Forhouse	-	1,408,300
	$8,083,206	8,616,584

Summarized financial information for the associates was as follows (without adjustment for the Company’s proportionate share):

	December 31,
	2014	2013
	(in thousands)
Current assets	$82,657,013	76,841,831
Noncurrent assets	58,594,585	63,829,269
Total assets	141,251,598	140,671,100
Current liabilities	66,006,271	64,091,307
Noncurrent liabilities	22,634,960	23,979,761
Total liabilities	88,641,231	88,071,068
Net assets	$52,610,367	52,600,032

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Revenue	$160,541,072	168,795,026	176,569,116
Net profit (loss)	$4,679,832	2,638,994	(2,915,181)
Other comprehensive income (loss)	$1,004,733	4,049,767	(575,545)

(b)	Joint ventures

			December 31, 2014		December 31, 2013
Name of joint ventures	Principal activities	Principal place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
AUO SunPower Sdn. Bhd. (“AUSP”)	Manufacturing and sales of solar power products	Malaysia	50	$6,691,123	50	$4,006,593
Others				499,145		108,764
				$7,190,268		$4,115,357

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012, the Company recognized its share of profit (loss) of joint ventures of $183,144 thousand, $136,084 thousand and $(38,820) thousand, respectively.  Additionally, for the years ended December 31, 2014, 2013 and 2012, the Company recognized its share of other comprehensive income (loss) of joint ventures of $155,047 thousand, $88,645 thousand and $(162,577) thousand, respectively.

AUO, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”).  In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (equivalents to $966,600 thousand) and agreed to contribute additional cash over time so that the total cash contributions made by each shareholder equal US$350 million in the aggregate, or such lesser amounts as the parties may mutually agree. As of December 31, 2014 and 2013, the total cash payments made by the Company were US$180,069 thousand and US$108,069 thousand, respectively.  The accumulated amortization on the deferred credit resulting from the technology contributed to AUSP was $586,865 thousand and $448,779 thousand at December 31, 2014 and 2013, respectively. The remaining $379,735 thousand and $517,821 thousand will be amortized to earnings on a straight-line basis over the estimated remaining useful life of the technology, and is recorded as other current liabilities of $138,086 thousand and $138,086 thousand and other noncurrent liabilities of $241,649 thousand and $379,735 thousand as of December 31, 2014 and 2013, respectively.

On September 1, 2010, AUO entered into a joint venture agreement with Wistron Corporation and, through its subsidiary AULB, invested Brivision Optronics (L) Corp. (“BWLB”) in Malaysia in March 2011, with AUO indirectly owning 51% of the shareholding.  BriVision Optronics (Zhongshan) Corp. is invested by BWLB and is mainly engaged in the manufacture of TFT-LCD TV panel modules in Mainland China.  In March 2012, the Company decided to sell the 51% shareholding of BWLB to Wistron Corporation through AULB.  The transaction was completed in February 2013.

On August 28, 2009, AUO entered into a joint venture agreement with Sichuan Changhong Electric Co., Ltd. (“SCEC”) to establish BVCH Optronics (Sichuan) Corp. (“BVCH”) at Economic and Technological Development Zone in Mianyang City, Sichuan Province, in which AUO indirectly held 51% ownership interests in BVCH and more than half of board seats through AULB.  In May 2013, AUO signed a shareholding transfer agreement with Sichuan Changhong Electric Co., Ltd. to sell 32% ownership interests in BVCH to Sichuan Changhong Opto-electrical Co., Ltd., a subsidiary of SCEC. On June 8, 2013, the transaction was completed and the Company’s equity interest in BVCH reduced to 19% but retain joint control of BVCH together with SCEC through a contractual agreement.  BVCH therefore was deconsolidated from the consolidated financial statements starting from June 2013, and the arrangement is considered a joint venture for the Company based on the contractual agreement.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Summarized financial information for the joint ventures was as follows (without adjustment for the Company’s proportionate share):

	December 31,
	2014	2013
	(in thousands)
Current assets	$11,389,894	4,494,503
Noncurrent assets	21,170,300	22,155,684
Total assets	32,560,194	26,650,187
Current liabilities	12,410,733	7,925,470
Noncurrent liabilities	6,951,294	12,694,972
Total liabilities	19,362,027	20,620,442
Net assets	$13,198,167	6,029,745

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Revenue	$18,177,917	10,129,676	10,621,369
Net profit	$609,696	415,174	102,402
Other comprehensive income	$-	-	11,866

As of December 31, 2014 and 2013, none of the Company’s investments in equity-accounted investees was pledged as collateral.

12.	Business Combinations

(a)	Acquisition of subsidiaries

On October 1, 2014, BVTW, a subsidiary of the Company, merged with and into Forhouse, an associate of the Company prior to the merger. Forhouse offered 0.85 share of its common stock for one share of outstanding BVTW ex-dividend common stock and issued a total of 429,476 thousand new shares for the merger. Forhouse is the legal acquirer and the surviving company while BVTW was dissolved upon completion of the merger on October 1, 2014. On December 24, 2014, Forhouse changed its name to Darwin Precisions Corporation (“DPTW”). In accordance with IFRS 3, Business Combinations, the merger of BVTW and Forhouse has been accounted for as a reverse acquisition of Forhouse by the Company, with BVTW deemed to be the acquirer for accounting purposes.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Upon completion of the merger, the Company is the largest shareholder of DPTW with 43.48% ownership interests, while the other shareholdings of DPTW are widely dispersed with no other individual owner having a significant equity and voting interest. In addition, the Company holds more than half of the board seats of DPTW and a majority of DPTW’s revenues are generated from the Company. Consequently, the Company has concluded that it has the current ability to direct the relevant activities of and control over DPTW. DPTW and its subsidiaries therefore are consolidated by the Company.

Through the merger, the Company’s goal is to improve its operating performance and business competitiveness by integrating its resources and enhancing the scale of the Company’s operations.

(b)	Impact of acquisition on the operating results of the Company

From October 1, 2014, the date of acquisition, to December 31, 2014, Forhouse and its subsidiaries contributed revenue of $439,496 thousand to the Company’s operating results. If the acquisition had taken place on January 1, 2014, management estimated that the Company’s consolidated revenue and net profit for the year ended December 31, 2014 would have been $13,290,872 thousand (unaudited) and $794,230 thousand (unaudited), respectively. In determining these amounts, management had assumed that the fair value adjustments, determined provisionally, on the acquisition date would have been the same if the acquisition had taken place on January 1, 2014. The aforementioned pro-forma information is presented for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that would have been achieved had the acquisition been completed on January 1, 2014, nor is it intended to be a projection of future results.

(c)	Consideration transferred and identifiable assets acquired and liabilities assumed at the acquisition date

The total consideration for the acquisition amounted to $5,635,970 thousand which includes the fair value of the Company’s previously held interests in Forhouse of $1,539,160 thousand as at the date of acquisition. The merger agreement includes no arrangement of contingent considerations and share-based payments award.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

Fair value
(in thousands)
Cash and cash equivalents	$2,763,252
Accounts receivable and other current assets	4,812,335
Accounts payable and other current liabilities	(4,873,057)
Available-for-sale financial assets – non-publicly traded equity	428,298
Investments in equity-accounted investees	399,916
Property, plant and equipment	5,956,972
Prepaid lease payment – noncurrent	295,369
Other net liabilities	(663,202)
Long-term loans	(600,000)
Total identifiable net assets acquired	$8,519,883

The valuation techniques used for measuring the fair value of material assets acquired were as follows.

Assets acquired	Valuation techniques
Property, plant and equipment
Market comparison technique and cost technique: The valuation model considers quoted market prices for similar items when available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

(d)	Gain on bargain purchase arising from the acquisition

Gain on bargain purchase arising from the acquisition was recognized as follows:

Amount
(in thousands)
Total consideration for the acquisition	$5,635,970
Less: Fair value of identifiable net assets	8,519,883
Gain on bargain purchase	$(2,883,913)

Prior to the acquisition date, the Company held 27.31% ownership interests in Forhouse. As a result of the acquisition, the Company recognized a loss from deemed disposal of $606,433 thousand determined based on the fair value of the previously held equity interests of $1,539,160 thousand at the acquisition date. The gain on bargain purchase and the loss from deemed disposal both were recognized under other gains and losses in the consolidated statement of profit or loss.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Acquisition-related costs

Acquisition-related costs of $400 thousand on legal fees and due diligence fees were expensed as incurred and included in general and administrative expenses in profit or loss.

13.	Property, Plant and Equipment

	For the year ended December 31, 2014
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of change in consolidated entities	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$7,677,683	1,200	-	1,654,242	(95,053)	9,238,072
Buildings	128,102,619	78,983	(111,575)	1,902,642	508,818	130,481,487
Machinery and equipment	779,427,807	1,202,107	(17,693,988)	905,074	17,433,965	781,274,965
Other equipment	37,961,993	2,900,224	(5,125,326)	459,550	1,284,109	37,480,550
	953,170,102	4,182,514	(22,930,889)	4,921,508	19,131,839	958,475,074

Accumulated depreciation and impairment loss:
Land	121,567	66,046	-	-	(8,386)	179,227
Buildings	28,868,670	4,484,205	(48,347)	-	185,568	33,490,096
Machinery and equipment	640,556,287	48,744,396	(17,120,896)	(57,421)	1,688,154	673,810,520
Other equipment	32,773,620	5,025,584	(5,253,005)	-	447,355	32,993,554
	702,320,144	58,320,231	(22,422,248)	(57,421)	2,312,691	740,473,397
Prepayments for purchase of land and equipment, and construction in progress	19,419,049	9,645,867	(7,548)	133,638	(15,377,959)	13,813,047
Net carrying amounts	$270,269,007					231,814,724

	For the year ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of change in consolidated entities	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$8,678,182	-	(41,471)	-	(959,028)	7,677,683
Buildings	126,351,407	92,407	(28,783)	-	1,687,588	128,102,619
Machinery and equipment	766,254,302	3,228,421	(3,902,329)	(114,549)	13,961,962	779,427,807
Other equipment	39,238,456	3,303,448	(6,374,720)	(188,288)	1,983,097	37,961,993
	940,522,347	6,624,276	(10,347,303)	(302,837)	16,673,619	953,170,102

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of change in consolidated entities	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Accumulated depreciation and impairment loss:
Land	161,544	-	-	-	(39,977)	121,567
Buildings	25,365,116	3,585,528	(28,009)	-	(53,965)	28,868,670
Machinery and equipment	590,450,276	54,044,997	(3,761,872)	(68,239)	(108,875)	640,556,287
Other equipment	33,275,954	5,282,152	(6,218,961)	(124,525)	559,000	32,773,620
	649,252,890	62,912,677	(10,008,842)	(192,764)	356,183	702,320,144
Prepayments for purchase of land and equipment, and construction in progress	24,248,760	11,727,517	(178,307)	-	(16,378,921)	19,419,049
Net carrying amounts	$315,518,217					270,269,007

As of December 31, 2014 and 2013, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was temporarily registered in the name of a farmer due to regulations.  An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

In November 2013, ACTW decided to sell its land located in Chang Hua Coastal Industrial Park, Taiwan, and has entered into an agreement with Depo Auto Parts Ind. Co., Ltd. in December 2013.  The land was classified as noncurrent assets held for sale in the consolidated statement of financial position as of December 31, 2013. This transaction was completed in January 2014, and the selling price and gain on disposal were $810,000 thousand and $77,121 thousand, respectively.

Some indications of impairment existed in the Company’s solar segment in recent years; therefore, the Company performed its impairment evaluation over the solar CGU’s long-term assets.  The recoverable amount was determined by the value in use, which was based on the future cash flows expected to be derived from the solar CGU.  The cash flow projections were determined using management’s internal forecasts for five years and extrapolated with stable or declining growth rates for subsequent years.  The sales growth rates and margins used to estimate cash flows were based on past performance and external market growth assumptions.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2012, the pre-tax discount rate applied to cash flow projections was 9.74% and cash flows beyond the five-year period were extrapolated using the average sales growth rate of negative 1%, which resulted in the estimated value in use of $28,007,430 thousand being less than its carrying amount.  Consequently, the Company recognized an impairment charge of $2,857,649 thousand related to property, plant and equipment and $175,581 thousand on goodwill in 2012. Further in 2014 and 2013, the Company wrote down its property, plant and equipment and recognized losses of $2,296,081 thousand and $159,532 thousand, respectively, of which were extremely low in utilization.

The capitalized borrowing costs were $210,882 thousand, $241,286 thousand and $316,087 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.  The interest rates applied for the capitalization, ranged from 1.00% to 6.89%, 0.61% to 6.90% and 0.80% to 8.12% for the years ended December 31, 2014, 2013 and 2012, respectively.

Certain property, plant and equipment were pledged as collateral, see note 36.

14.	Investment Property

	For the year ended December 31, 2014
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Cost:
Land	$836,960	-	(371,092)	465,868
Buildings	544,421	-	(544,421)	-
	1,381,381	-	(915,513)	465,868

Accumulated depreciation and impairment loss:
Buildings	126,167	7,778	(133,945)	-
Net carrying amounts	$1,255,214			465,868
Fair Value	$2,406,058			1,145,098

	For the year ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Cost:
Land	$836,960	-	-	836,960
Buildings	544,421	-	-	544,421
	1,381,381	-	-	1,381,381

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Accumulated depreciation and impairment loss:
Buildings	115,797	10,370	-	126,167
Net carrying amounts	$1,265,584			1,255,214
Fair Value	$1,461,855			2,406,058

AUO decided to sell all its plants and land located in Jhunan, Taiwan to Lextar on August 13, 2014. The transfer was completed in November 2014 and the selling price and gain on disposal were $1,061,297 thousand and $279,729 thousand, respectively.

The fair value of investment property is based on a valuation performed by an independent valuer who holds a recognized and relevant professional qualification and has recent experience in the location and category of the investment property being valued. Valuation techniques are based on the market valuation approach, yet the income approach which is based on the discounted cash flow from the Company’s estimated future rentals is applied when market value is unavailable. The yields applied to the net annual rentals to determine the fair value of property for which current prices in an active market were both 1.50%~1.77% for the years ended December 31, 2014 and 2013.

Certain investment property were pledged as collateral, see note 36.

15.	Intangible Assets

	For the year ended December 31, 2014
	Balance, Beginning of Year	Addition	Effect of disposal of subsidiaries	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$11,306,138	291,337	-	520	11,597,995
Accumulated amortization:
Patent and technology fee	6,873,596	838,259	-	385	7,712,240
Net carrying amounts	$4,432,542				3,885,755

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2013
	Balance, Beginning of Year	Addition	Effect of disposal of subsidiaries	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$9,659,452	1,654,318	(11,419)	3,787	11,306,138
Accumulated amortization:
Patent and technology fee	6,007,149	874,233	(11,419)	3,633	6,873,596
Net carrying amounts	$3,652,303				4,432,542

16.	Other Assets

	December 31,
	2014	2013
	(in thousands)
Refundable and overpaid tax	$2,972,774	3,142,553
Long-term prepaid rents	2,328,232	2,034,542
Prepayments for purchases	1,257,714	1,203,100
Refundable deposits	132,170	140,386
Others	2,216,224	1,958,250
	8,907,114	8,478,831
Less: current	(4,407,556)	(4,336,937)
Noncurrent	$4,499,558	4,141,894

17.	Short-term Borrowings

	December 31,
	2014	2013
	(in thousands)
Unsecured borrowings	$381,322	3,457,174
Unused credit facility	$37,269,758	24,271,139
Interest rate	1.65%~ 2.34%	1.06%~ 2.31%

18.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%.  The duration period is five years commencing from the issuance date.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO purchased the outstanding ECB4 starting from 2011. In 2014 and 2013, AUO purchased the outstanding ECB4 with par value of US$180,800 thousand and US$105,000 thousand, respectively, at costs of US$198,519 thousand and US$105,533 thousand, respectively, and recognized gains in other gains and losses amounting to $63,445 thousand and $222,192 thousand, respectively.  As of December 31, 2014 and 2013, the par value of outstanding convertible bonds was US$414,200 thousand and US$595,000 thousand, respectively, and according to its maturity date, the above convertible bonds were reclassified to current liabilities from the fourth quarter of 2014.

Convertible bonds payable as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013
	(in thousands)
Par value of ECB 4	$24,840,000	24,840,000
Unamortized discount	(19,623)	(63,734)
Accrued interest payable	1,972,627	1,707,610
Accumulated purchase amount	(11,979,090)	(6,365,250)
Effect of change in exchange rates	296,114	(604,806)
Convertible bonds payable	$15,110,028	19,513,820
Embedded derivative- conversion rights classified as fair value recognized through profit or loss	$-	-

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Interest expense (including amortization of discount)	$826,665	641,437	659,836

Significant terms of the aforementioned convertible bonds payable were as follows:

Conversion method	Bondholders may, at any time from 41 days after issuance to 10 days before maturity, convert ECB4 into common shares or ADSs of the Company.
Conversion price	Original price at NT$40.74. The conversion price was adjusted to NT$39.46 as a result of earnings distributions, as approved by stockholders on June 6, 2014.
Exchange rate	US$:NT$ exchange rate of NT$30.778 / US$1.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Redemption terms
Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at a redemption price equal to 115.34% of the unpaid principal amount thereof (redemption rate on maturity is 2.875%, calculated semi-annually).

	(a)	Effective from the third anniversary of issuance, AUO may, redeem the outstanding bonds at the early redemption amount, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 130% of the conversion price for a period of 20 out of 30 consecutive trading days.
	(b)	AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount in the event that 90% of the bonds have been previously redeemed, converted, or purchased and cancelled.
	(c)	AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount if as a result of certain changes relating to the tax laws in the ROC or such other jurisdiction in which AUO is then organized, AUO is required to pay additional amounts.
Repurchase terms	(a)	Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount in the event that AUO’s common shares cease to be listed or admitted to trading on the Taiwan Stock Exchange (temporary suspension of trading of AUO’s common shares on the Taiwan Stock Exchange in accordance with the regulations of the Taiwan Stock Exchange is excluded).
	(b)	Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount when one or more persons, acting in concert, acquire legal or beneficial ownership of over 50% of AUO’s capital stock. A “person” aforementioned does not include AUO’s directors and AUO’s majority-owned direct or indirect subsidiaries.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2014	December 31, 2013
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Dec. 2009 to Oct. 2016	$23,768,732	38,813,100
Bank of Taiwan and others	From Sep. 2011 to Sep. 2016	29,860,950	44,878,550
Bank of Taiwan and others	From Jan. 2014 to Jan. 2019	26,900,000	-
Bank of Taiwan and others	From Feb. 2013 to Aug. 2017	17,284,757	17,300,000
Bank of Taiwan and others	From Sep. 2006 to Sep. 2014	-	10,665,600
Mega International Commercial Bank and others	From Jan. 2010 to Jan. 2014	-	11,211,980
Mizuho Corporate Bank and others	From Jun. 2011 to Jun. 2016	5,816,563	9,996,000
Credit Agricole Corporate and Investment Bank and others	From Nov. 2010 to Nov. 2015	4,574,304	8,648,640
Mizuho Corporate Bank and others	From Jun. 2011 to Jun. 2016	3,323,750	5,712,000
First Commercial Bank and others	From Feb. 2012 to Feb. 2017	5,267,846	4,770,000
Standard Chartered Bank and others	From Sep. 2014 to Mar. 2019	1,111,810	-
Unsecured loans	From Jun. 2010 to Nov. 2019	8,238,079	6,654,601
Mortgage loans	From Mar. 2010 to Jan. 2016	1,415,760	3,347,506
		127,562,551	161,997,977
Less: transaction costs		(366,124)	(260,802)
		127,196,427	161,737,175
Less: current portion		(41,507,062)	(62,763,024)
		$85,689,365	98,974,151
Unused credit facility		$33,731,308	34,653,389
Interest rate range		1.34%~ 6.765%	1.40%~ 6.77%
The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is negotiated with the leading banks of syndicated loans, and is calculated based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid for the year ended December 31, 2014.   In the third quarter of 2014, AUO entered into a $25.8 billion five-year syndicated credit facility, for which Bank of Taiwan acted as the agent bank.  As of December 31, 2014, AUO has not withdrawn on this new credit facility.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

These credit facilities contain covenants that require the Company to maintain certain financial ratios, calculating based on the Company’s annual consolidated financial statements prepared in accordance with Taiwan Financial Reporting Standards, such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and equipment and construction payable), leverage ratio (calculated as the sum of short-term borrowings plus current portion of long-term debt and long-term debt to consolidated tangible net worth), interest coverage ratio, tangible net worth and others as specified in the loan agreements.

As of December 31, 2014, AUO was in compliance with the covenants under each of the loan agreements.  However, one of AUO’s subsidiaries was not in compliance with the interest coverage ratio covenants in their respective loan agreements. Failure to comply with financial covenants is not considered an event of default under the loan agreements and therefore the loans are not callable by the banks unless a resolution is made by the banks to call the loans or there is a refusal to grant a waiver of the covenants by a majority of the banks and financial institutions. As of December 31, 2014, there was no such event of default on the aforementioned long-term borrowings.  Consequently, these loans are still classified as noncurrent liabilities as of December 31, 2014.

As of December 31, 2013, certain of AUO’ subsidiaries failed to comply with the financial covenants with respect to current ratio, tangible net worth and leverage ratio in some of loan agreements, but subsequently obtained a waiver of such covenants from the syndicated banks.

Refer to note 33 for detailed information of exposures to interest rate, currency, and liquidity risk. Refer to note 36 for assets pledged as collateral to secure the aforementioned long-term borrowings.

20.	Provisions

Movements in provisions for the years ended December 31, 2014 and 2013 were as follows:

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2014	$2,524,135	8,678,670	270,712	11,473,517
Additions	598,379	2,712,239	-	3,310,618
Usage	(452,440)	(4,296,472)	-	(4,748,912)
Reversals	(1,960)	-	-	(1,960)
Effect of change in exchange rate	398	223,655	15,650	239,703
Balance at December 31, 2014	2,668,512	7,318,092	286,362	10,272,966
Less: current	(1,378,187)	(7,318,092)	-	(8,696,279)
Noncurrent	$1,290,325	-	286,362	1,576,687

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2013	$2,680,723	26,168,055	262,563	29,111,341
Additions	348,608	3,458,751	-	3,807,359
Usage	(353,633)	(21,226,890)	-	(21,580,523)
Reversals	(152,824)	-	-	(152,824)
Effect of change in exchange rate	1,261	278,754	8,149	288,164
Balance at December 31, 2013	2,524,135	8,678,670	270,712	11,473,517
Less: current	(1,531,807)	(4,812,307)	-	(6,344,114)
Noncurrent	$992,328	3,866,363	270,712	5,129,403

(a)	Provisions for warranties

The provisions for warranties were estimated based on historical experience of warranty claims rate associated with similar products and services.  The Company expects most warranty claims will be made within two years from the date of the sale of the product.

(b)	Provisions for litigation and claims

The provisions for litigation and claims pertain to current litigation and settlement agreements. See note 37(d) for further information.

21.	Operating Leases

(a)	Lessees

Non-cancellable lease payments as of December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013
	(in thousands)
Less than one year	$938,525	930,764
Between one and five years	2,679,819	2,741,583
More than five years	3,596,150	4,103,809
	$7,214,494	7,776,156

AUO entered into various operating lease agreements for operating facilities and land with Hsinchu Science Park Administration Bureaus on March 1, 1994 for a period of 20 years. AUO had on July 2003 and November 2006, entered into various operating lease for the land with Central Science Park Administration Bureaus for period from July 28, 2003 till December 31, 2023 and November 9, 2006 till December 31, 2025. All lease amounts are adjusted in accordance with the land rate fixed by the government from time to time.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO had also on February 2008 renewed its lease agreement with Hsinchu Science Park for the land in Longtan Science Park. The period covers from February 9, 2008 till December 31, 2027. The lease amount is adjusted in accordance with the land rate fixed by the government from time to time.

In addition, the Company’s subsidiaries, including Toppan CFI, ACTW, DPTW, AUCZ and M.Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009 to December 31, 2030.

Rental expense for operating leases amounted to $1,143,750 thousand, $1,188,582 thousand and $1,176,293 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company’s subsidiaries in China have obtained the land use rights which were recognized as long-term prepaid rents.

(b)	Lessor

The Company leased its investment properties to third parties under operating lease.  Refer to note 14 for further information on investment properties.

Non-cancellable lease receivables as of December 31, 2014 and 2013, were as follows:

	December 31,
	2014	2013
	(in thousands)
Less than one year	$8,052	31,167
Between one and five years	32,208	32,208
More than five years	103,334	111,386
	$143,594	174,761

The Company also leased partial offices, see note 27 for rental income.  Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2014, 2013 and 2012 amounted to $11,935 thousand, $14,470 thousand and $13,259 thousand, respectively.

22.	Employee Benefits

(a)	Defined benefit plans

Pursuant to the Labor Standards Law in Taiwan, AUO, DPTW and Toppan CFI have established defined benefit pension plans covering their full-time employees in the ROC.  These plans provide for retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.  The funding of these retirement plans by the companies is based on a certain percentage of employees’ total salaries.  The funds are deposited with Bank of Taiwan.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

M.Setek has established defined benefit pension plans providing for retirement benefits to retiring employees based on years of service, position, and certain other factors in accordance with the regulations of its country of establishment.

(1)	Recognized liabilities for defined benefit obligations at the reporting date were as follows:

	December 31,
	2014	2013
	(in thousands)
Present value of defined benefit obligations	$(2,510,735)	(2,490,854)
Fair value of plan assets	1,919,312	1,707,081
Net defined benefit liability	$(591,423)	(783,773)

(2)	Movement in net defined benefit liability
The following table shows a reconciliation for net defined benefit liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2014	2013	2014	2013	2014	2013
	(in thousands)
Balance at January 1,	$(2,490,854)	(2,468,402)	1,707,081	1,599,329	(783,773)	(869,073)
Included in profit or loss
Service cost	(14,055)	(21,205)	-	-	(14,055)	(21,205)
Interest cost	(48,600)	(38,832)	-	-	(48,600)	(38,832)
Expected return on plan assets	-	-	34,443	27,988	34,443	27,988
	(62,655)	(60,037)	34,443	27,988	(28,212)	(32,049)
Included in OCI
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(143,568)	(498,012)	-	-	(143,568)	(498,012)
- financial assumptions	140,804	359,705	-	-	140,804	359,705
- experience adjustment	45,043	111,095	-	-	45,043	111,095
Return on plan assets excluding interest income	-	-	5,548	(8,071)	5,548	(8,071)
	42,279	(27,212)	5,548	(8,071)	47,827	(35,283)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2014	2013	2014	2013	2014	2013
	(in thousands)
Other
Effect of acquisition of subsidiary	(17,657)	-	69,490	-	51,833	-
Contributions paid by the employer	-	-	104,204	105,289	104,204	105,289
Benefits paid	11,891	28,860	(1,454)	(17,454)	10,437	11,406
Effect of changes in exchange rates and others	6,261	35,937	-	-	6,261	35,937
	495	64,797	172,240	87,835	172,735	152,632
Balance at December 31,	$(2,510,735)	(2,490,854)	1,919,312	1,707,081	(591,423)	(783,773)

(3)	Plan assets

The fair value of the plan assets by major categories at the reporting date was as follows:

	Fair value of plan assets (%)
	December 31,
	2014	2013
Cash	19	23
Equity instruments	50	45
Debt instruments	31	32
	100	100

Under the defined benefit plans in the ROC, plan assets only contain a pension fund (the “Fund”), as mandated by the ROC Labor Standards Law.  AUO and Toppan CFI contribute an amount based on a certain percentage of employees’ total salaries paid every month to the Fund as required by the law.  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name with Bank of Taiwan.  According to applicable regulations in the ROC, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks.  The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return.

Under the defined benefit plans in Japan, M.Setek is responsible to pay to employees when they are retired.

AUO and Toppan CFI anticipate contributing $104,603 thousand to the defined benefit plans in the next year starting from January 1, 2015.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions

As of December 31,
	2014	2013
Discount rate	0.54%~2.25%	0.48%~2.00%
Expected long-term rate of return on plan assets	0.00%~2.25%	0.00%~2.00%
Rate of increase in future salary	1.19%~3.79%	1.19%~3.79%

The expected long-term rate of return is based on the historical rate of return of the portfolio as a whole and not on the sum of the returns on individual asset categories.  In addition, at December 31, 2014, the weighted-average duration of the defined benefit obligation was 8.5~24 years.

(ii)	Sensitivity analysis

When measuring the present value of defined benefit obligation, the Company shall make judgments and estimates to determine the relevant actuarial assumptions, including discount rate, rate of increase in future salary and etc., at each reporting date. Any changes in the actuarial assumptions may have significant effect on the Company’s defined benefit obligations.

Reasonably possible changes at December 31, 2014 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2014
	Changes in assumptions
	+ 0.25%	- 0.25%
	(in thousands)
Discount rate	$(136,629)	145,486
Rate of increase in future salary	144,141	(136,043)

(b)	Defined contribution plan

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (the “Act”), employees who elected to participate in the Act or joined the Company after July 1, 2005, are subject to a defined contribution plan under the Act.  Under the defined contribution plan, the Company and subsidiaries located in the ROC contribute monthly at a rate of no less than six percent of an employee’s monthly salary to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance. The Company’s overseas subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO and its subsidiaries in ROC have set up defined contribution plans in accordance with the Act.  For the years ended December 31, 2014, 2013 and 2012, the companies set aside $873,889 thousand, $849,342 thousand and $809,902 thousand, respectively, of the pension costs under the pension plan to the ROC Bureau of the Labour Insurance. Except for the aforementioned companies, other overseas subsidiaries recognized pension expenses of $1,276,125 thousand, $1,030,424 thousand and $1,078,994 thousand for the years ended December 31, 2014, 2013 and 2012, respectively, for the defined contribution plans based on their respective local government regulations.

23.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, both amounted to $100,000,000 thousand as of December 31, 2014 and 2013.

AUO’s issued and outstanding common stock, with par value of $10 per share, both amounted to $96,242,451 thousand as of December 31, 2014 and 2013.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of December 31, 2014, AUO had issued 58,347 thousand ADSs, which represented 583,465 thousand shares of its common stock.

On February 18, 2013, AUO’s board of directors passed a resolution to issue 640 million to 800 million common shares for cash through offering ADSs. On May 2, 2013, AUO issued 797,200 thousand additional common shares at $13.04 per share, resulting in net cash proceeds of $10,280,650 thousand after deducting underwriting discount. The issued and authorized common stock increased $7,971,996 thousand and capital surplus at a premium increased $2,308,654 thousand. The capital increase was approved by the ROC Financial Supervisory Commission and the record date was May 7, 2013. All payments due from the shares issued have been received and the relevant statutory registration procedures have been completed.

(b)	Capital surplus

Balance of capital surplus as of December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013
	(in thousands)
From common stock	$52,756,091	54,103,486
From convertible bonds	6,049,862	6,049,862
From merger and others	452,088	349,664
	$59,258,041	60,503,012

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

According to the ROC Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be used to increase common stock or distribute cash.  Pursuant to the ROC Regulations Governing the Offering and Issuance of Securities by Securities Issuers, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the paid-in capital.

(c)	Legal reserve

According to the ROC Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the issued common stock.  When a company incurs no loss, it may, pursuant to a resolution to be adopted by a stockholders' meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

(d)	Distribution of earnings and dividend policy

According to AUO’s articles of incorporation, 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, if any, shall be set aside as a legal reserve.  In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside.  The remaining earnings may be distributed as follows:

(1)	profit sharing to employees: no less than 5 percent;

(2)	remuneration of directors: no more than 1 percent; and

(3)	all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

Pursuant to relevant laws or regulations or as requested by the local authority, a special reserve equivalent to the total amount of items that are accounted for as deductions to the equity shall be set aside from current earnings, and not distributed.  The special reserve shall be made available for appropriation to the extent of reversal of deductions to equity in subsequent periods.

The appropriation of AUO’s net earnings may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock dividends. The Company’s dividend policy is to pay dividends from surplus considering factors such as the Company’s current and future investment environment, cash requirements, competitive conditions and capital budget requirements, and taking into account the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan. Earnings distribution is proposed by the board of directors and approved at the stockholders’ meeting.  Pursuant to the articles of incorporation, the cash dividend shall not be less than 10 percent of the total dividends.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

According to the resolution of AUO’s annual shareholders’ meetings on June 19, 2013, AUO offset its net loss arising from 2012 with its capital surplus.

AUO did not award any profit sharing to employees and remuneration to directors due to net loss for the years ended December 31, 2012.

AUO’s appropriations of earnings for 2013 had been approved in the shareholders’ meeting held on June 6, 2014. The appropriations and dividends per share were as follows:

	For fiscal year 2013
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)

Legal reserve	$401,750
Cash dividends to shareholders	96,242	$0.01
	$497,992

AUO had on June 6, 2014, through its shareholders’ meeting declared a cash distribution of $0.14 per share, totalling $1,347,395 thousand from its capital surplus.  At the same time, profit sharing to employees of $564,351 thousand and remuneration to directors of $11,287 thousand were also approved through the shareholders’ meeting.  The aforementioned distribution of profit sharing to employees and remuneration to directors for 2013 was consistent with the resolutions of the board of directors’ meeting held on March 11, 2014, and the amount has been charged against earnings of 2013.

AUO has estimated bonus to employees and profit sharing to employees of $1,189,921 thousand and $1,189,922 thousand, respectively, based on certain percentage of the distributable earnings resolved in the board of directors for the year ended December 31, 2014. The distributable earnings are the remaining earnings after setting aside a legal reserve from the profit. The remuneration to directors was estimated on the basis of the amount expected to be distributed and was recognized in general and administrative expenses. If profit sharing to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.  If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s appropriations of earnings for 2014 were approved in the meeting of the board of directors held on March 17, 2015. The appropriations and dividends per share were as follows:

	For fiscal year 2014
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$1,762,847
Cash dividends to shareholders	4,812,122	$0.5
	$6,574,969

The profit sharing to employees and remuneration to directors were also approved by the board of directors of AUO. There is no difference between the aforementioned approved amounts and the amounts charged against earnings of 2014. The appropriations of earnings, profit sharing to employees and remuneration to directors for 2014 are to be presented for approval in AUO’s shareholders’ meeting.  Information on the approval of board of directors and shareholders can be available at the Market Observation Post System website.

(e)	Other components of equity

(1)	Cumulative translation differences

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Non-controlling interests

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Balance at the beginning of the year	$14,036,520	14,062,612	15,870,764
Equity attributable to non-controlling interests:
Profit (loss) for the year	370,610	72,722	(1,290,976)
Adjustment of changes in ownership of subsidiaries	65,253	45,969	464,052
Foreign currency translation differences, net of tax	419,687	436,746	(156,976)
Unrealized gains (losses) on available-for-sale financial assets	(880)	(387)	331
Actuarial losses on defined benefit plans, net of tax	(198)	(1,160)	(2,560)
Proceeds from subsidiaries capital increase	28,740	-	2,452,786
Cash dividends from subsidiaries	(256,050)	(174,208)	(214,829)
Return of subsidiaries capital	-	(114,948)	(3,060,000)
Acquisition or loss of control of subsidiaries and others	4,665,572	(290,826)	20
Balance at the end of the year	$19,329,254	14,036,520	14,062,612

24.	Share-based Payments

(a)	Employee stock option plans

(1)	DPTW Option Plan

In connection with the acquisition of Forhouse (see note 12), the Company assumed the DPTW stock option plan, the detail of which is disclosed as follows:

	For the year ended December 31, 2014
	Number of options (in thousands)	Weighted-average exercise price (per share)
Outstanding at January 1	8,994	$25.49
Options expired	(2,484)	25.49
Outstanding at December 31	6,510	25.49
Exercisable at December 31	4,882.5

As of December 31, 2014, the key terms and conditions related to the grants under DPTW’s employee stock option plan were disclosed as follows.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Plan	Grant date	Total number of options issued (in thousands)	Contractual life of options	Exercisable period	Original exercise price (per share)	Adjusted exercise price (per share)

2011 Employee stock option plan	Jan. 6, 2011	10,000	Jan. 6, 2011 –Jan. 6, 2017	After Jan. 6, 2013	$29.2	$25.49

(2)	ACTW Option Plan

Information about ACTW’s outstanding stock options was as follows:

	For the years ended December 31,
	2014		2013
	Number of options (in thousands)	Weighted- average exercise price (per share)	Number of options (in thousands)	Weighted- average exercise price (per share)
Outstanding at January 1	17,792	$10	20,000	$10
Options granted	20,000	10	-	-
Options exercised	(86)	10	-	-
Options expired	(764)	-	(2,208)	-
Outstanding at December 31	36,942	10	17,792	10
Exercisable at December 31	8,428		-

As of December 31, 2014, the key terms and conditions related to the grants under ACTW’s employee stock option plan were disclosed as follows:

Plan	Grant date	Total number of options issued (in thousands)	Contractual life of options	Exercisable period	Exercise price (per share)

2012 Employee stock option plan	Sep. 1, 2012	20,000	Sep.1, 2012 – Aug. 30, 2017	After Aug. 30, 2014	$10
2014 Employee stock option plan	Sep. 1, 2014	20,000	Sep.1, 2014 – Aug. 30, 2019	After Aug. 30, 2016	$10

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Fair value of stock options

The fair value of the employee stock options granted by the Company were measured at the dates of grant using the Black-Scholes option pricing model or Binomial option pricing model.  The inputs to the model were as follows:

	DPTW Option Plan	ACTW Option Plan
Share price/market price at the grant date	$7.49	$0.20 - 0.34
Expected volatility	29.00%	38.88% - 45.40%
Expected continuing period	6 years	5 years
Risk-free interest rate	1.00%	0.89% - 1.16%

The related employee benefit expenses recognized on employee stock options were $3,606 thousand, $2,692 thousand and $897 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

25.	Revenue

	For the years ended December 31,
	2014	2013	2012
	(in thousands)

Sale of goods	$402,159,981	407,629,049	370,718,257
Other operating revenue	6,018,769	8,733,956	7,752,678
	$408,178,750	416,363,005	378,470,935

Refer to note 38 for further revenue information.

26.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Recognized in cost of sales	$51,354,308	58,089,678	70,189,143
Recognized in operating expenses(i)	4,702,383	4,663,466	4,311,950
	$56,056,691	62,753,144	74,501,093

Depreciation of investment property for the years ended December 31, 2014, 2013 and 2012 in the amount of $7,778 thousand, $10,370 thousand and $10,370 thousand, respectively, were not included.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Amortization of intangible assets

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Recognized in cost of sales	$834,842	870,884	764,420
Recognized in operating expenses(i)	3,417	3,349	556
	$838,259	874,233	764,976

(c)	Employee benefits expenses

	For the years ended December 31,
	2014	2013	2012
	(in thousands)

Salaries and wages	$34,897,210	30,540,058	28,765,060
Labor and health insurances	1,702,698	1,623,319	1,515,294
Retirement benefits	2,178,226	1,911,815	1,922,739
Other employee benefits	606,298	665,230	876,050
	$39,384,432	34,740,422	33,079,143
Employee benefits expense summarized by function
Recognized in cost of sales	$30,376,538	26,540,781	24,835,374
Recognized in operating expenses(i)	9,007,894	8,199,641	8,243,769
	$39,384,432	34,740,422	33,079,143

(i)	Operating expenses are inclusive of selling and distribution expenses, general and administrative expenses and research and development expenses.

27.	Other Income

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Interest income on bank deposits	$431,215	285,404	390,919
Interest income on government bonds with reverse repurchase agreements and others	37,175	43,956	85,198
Rental income, net	447,062	331,015	408,521
Insurance compensation	138,206	404,371	460,975
Dividend income	4,350	2,855	422,727
Grants	452,246	637,386	583,752
Others	651,853	743,477	839,451
	$2,162,107	2,448,464	3,191,543

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

28.	Other Gains and Losses

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Foreign exchange gains, net	$853,552	2,642,219	1,988,284
Losses on valuation of financial assets and liabilities measured at fair value through profit or loss, net	(138,915)	(1,723,574)	(1,260,588)
Gains on disposals of investments and financial assets, net	713,222	1,813,751	614,285
Gains on disposals of investments in subsidiaries	90,702	23,744	-
Gains (losses) on disposals of property, plant and equipment, net	(307,630)	70,569	(389,008)
Gain on disposal of investment properties	279,729	-	-
Impairment losses on investments and financial assets, net	(107,494)	(596,102)	(1,782,414)
Impairment losses on property, plant and equipment and investment property, net	(2,263,540)	(159,532)	(3,169,644)
Gain on bargain purchase	2,883,913	-	-
Litigation expenses and other losses	(2,805,342)	(3,247,468)	(6,666,055)
	$(801,803)	(1,176,393)	(10,665,140)

29.	Finance Costs

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Interest expense on bonds	$826,665	641,437	725,303
Interest expense on long-term borrowings	3,034,502	3,951,168	4,734,927
Interest expense on short-term borrowings	183,966	190,227	270,983
	$4,045,133	4,782,832	5,731,213

30.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income taxes liabilities individually on a stand-alone basis using the enacted tax rates in their respective tax jurisdictions.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	The components of income tax expense (benefit) for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Current income tax expense (benefit):
Current year	$2,851,999	1,293,445	846,477
Adjustment to prior years and others	(307,728)	124,659	107,943
	2,544,271	1,418,104	954,420

Deferred income tax expense (benefit):
Temporary differences	617,328	(126,932)	114,685
Investment tax credit and tax losses carryforwards	81,621	67,992	54,879
	698,949	(58,940)	169,564
Total income tax expense	$3,243,220	1,359,164	1,123,984

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2014, 2013 and 2012 were as follows:

	For the year ended December 31, 2014
	Before tax	Tax (expense) benefit	Net of tax
	(in thousands)
Foreign operations – foreign currency translation differences	$2,314,635	(86,211)	2,228,424
Unrealized gains on available-for-sale financial assets	88,408	-	88,408
Cash flow hedges	9,969	-	9,969
Actuarial gain (loss) on defined benefit plans	47,827	622	48,449
Equity-accounted investees – share of other comprehensive income	120,545	-	120,545
Realized gain on sales of securities transferred to profit or loss	(318,079)	-	(318,079)
Net current-year changes	$2,263,305	(85,589)	2,177,716

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2013
	Before tax	Tax (expense) benefit	Net of tax
	(in thousands)
Foreign operations – foreign currency translation differences	$3,011,724	(76,097)	2,935,627
Unrealized gains on available-for-sale financial assets	449,043	-	449,043
Cash flow hedges	41,485	-	41,485
Actuarial gain (loss) on defined benefit plans	(35,283)	467	(34,816)
Equity-accounted investees – share of other comprehensive income	131,926	-	131,926
Realized gain on sales of securities transferred to profit or loss	(524,690)	-	(524,690)
Net current-year changes	$3,074,205	(75,630)	2,998,575

	For the year ended December 31, 2012
	Before tax	Tax (expense) benefit	Net of tax
	(in thousands)
Foreign operations – foreign currency translation differences	$(1,174,931)	32,575	(1,142,356)
Unrealized gains on available-for-sale financial assets	191,474	-	191,474
Cash flow hedges	140,576	-	140,576
Actuarial gain (loss) on defined benefit plans	(369,539)	1,029	(368,510)
Equity-accounted investees – share of other comprehensive loss	(282,016)	-	(282,016)
Realized gain on sales of securities transferred to profit or loss	(122,987)	-	(122,987)
Net current-year changes	$(1,617,423)	33,604	(1,583,819)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)
Reconciliation of the expected income tax expense (benefit) calculated based on the ROC statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012, was as follows:

	For the years ended December 31,
	2014			2013			2012
	Rate		Amount	Rate		Amount	Rate		Amount
			(in thousands)			(in thousands)			(in thousands)
Profit (loss) before income taxes			$19,980,459			$5,236,028			$(51,494,063)
Expected income tax expense (benefit)	17.00%		3,396,678	17.00%		890,125	17.00%		(8,753,991)
Tax on repatriation of subsidiaries’ earnings	-		-	2.06%		108,002	(0.99%	)	511,750
Effect of different subsidiaries income tax rate	(8.21%	)	(1,640,097)	(8.38%	)	(438,738)	7.53%		(3,876,803)
Tax-exempt income	(2.43%	)	(485,715)	-		-	-		-
Effect of changes in statutory income tax rate	(0.47%	)	(94,076)	(1.45%	)	(75,763)	(0.36%	)	184,516
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	(0.55%	)	(110,481)	8.75%		458,390	(22.38%	)	11,523,405
Permanent differences	1.78%		356,613	(2.47%	)	(129,316)	(0.02%	)	11,963
Loss from domestic long-term investment	2.46%		491,914	1.42%		74,377	(2.84%	)	1,464,036
Tax holiday	-		-	-		-	0.38%		(193,401)
Tax on undistributed retained earnings	8.55%		1,708,860	7.19%		376,234	(0.12%	)	64,031
Adjustments to prior year	(1.91%	)	(381,435)	1.77%		92,565	(0.27%	)	140,212
Others	-		959	0.06%		3,288	(0.09%	)	48,266
Income tax expense			$3,243,220			$1,359,164			$1,123,984
Effective tax rate	16.23%			25.96%			(2.18%	)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets		Deferred tax liabilities		Total
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(in thousands)
Tax losses carryforwards	$75,701	150,694	-	-	75,701	150,694
Unrealized loss and expenses	185,988	147,034	(7,901)	(9,638)	178,087	137,396
Temporary differences of revenue recognition between financial reporting and tax accounting	1,015	2,243	-	-	1,015	2,243
Inventories	8,777	3,264	-	-	8,777	3,264
Foreign investment losses (gains) under the equity method	-	-	(1,263,537)	(275,452)	(1,263,537)	(275,452)
Actuarial loss (gain) on defined benefit plans	2,117	1,496	-	-	2,117	1,496
Foreign operations – foreign currency translation differences	-	-	(328,099)	(90,722)	(328,099)	(90,722)
Unrealized gains on available-for-sale financial assets	-	-	(908)	-	(908)	-
Others	916,489	773,899	(859,394)	(444,318)	57,095	329,581
Deferred tax assets (liabilities)	$1,190,087	1,078,630	(2,459,839)	(820,130)	(1,269,752)	258,500

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2013	Recognized in profit or loss	Recognized in other comprehensive income	Effect of exchange rate and others	December 31, 2013	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December31, 2014
	(in thousands)
Investment tax credits	$4,039	(4,039)	-	-	-	-	-	-	-
Tax losses carry forwards	211,512	(63,953)	-	3,135	150,694	(81,621)	-	6,628	75,701
Unrealized loss and expenses	151,371	(18,994)	-	5,019	137,396	36,391	-	4,300	178,087
Temporary differences of revenue recognition between financial reporting and tax accounting	905	1,338	-	-	2,243	(1,228)	-	-	1,015
Inventories	4,446	(802)	-	(380)	3,264	2,076	-	3,437	8,777
Foreign investment losses (gains) under the equity method	(365,490)	90,038	-	-	(275,452)	(339,961)	-	(648,124)	(1,263,537)
Actuarial loss (gain) on defined benefit plans	1,029	-	467	-	1,496	-	622	(1)	2,117
Foreign operations – foreign currency translation differences	(14,625)	-	(76,097)	-	(90,722)	-	(86,211)	(151,166)	(328,099)
Unrealized gains on available-for-sale financial assets	-	-	-	-	-	-	-	(908)	(908)
Others	256,261	55,352	-	17,968	329,581	(314,606)	-	42,120	57,095
Total	$249,448	58,940	(75,630)	25,742	258,500	(698,949)	(85,589)	(743,714)	(1,269,752)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items.

	December 31,
	2014	2013
	(in thousands)

Unused investment tax credits	$1,549,053	4,102,544
Unused tax losses carryforwards	26,277,326	27,646,756
Goodwill	309,075	485,601
Inventories write-down	722,934	869,788
Difference in depreciation expense for tax and financial purposes	3,089,425	2,913,915
Others	6,752,499	6,081,845
	$38,700,312	42,100,449

As of December 31, 2014, the expiration dates for abovementioned unrecognized deferred tax assets of unused investment tax credits and unused tax losses carryforwards were as follows:

	Unused investment tax credits	Unused tax losses carryforwards
	(in thousands)
Expiration at the year:
2015	$73,517	-
2017	28,036	-
2019	-	2,241,973
2020	-	707,328
2021	-	9,566,714
2022	-	10,316,226
2023	-	1,817,552
2024	-	1,627,533
No expiration	1,447,500	-
	$1,549,053	26,277,326

(g)	Assessments by the tax authorities

As of December 31, 2014, the tax authorities had completed the examination of income tax returns of AUO through 2012.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	The integrated income tax system

The balance of the imputation credit account of AUO as of December 31, 2014 and 2013 was $5,394,875 thousand and $5,360,684 thousand, respectively.

The estimated and actual creditable ratios for distribution of AUO’s earnings under Taiwan Financial Reporting Standards of 2014 and 2013 were 20.48%.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

31.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2014, 2013 and 2012 were calculated as follows:

	For the years ended December 31,
	2014	2013	2012
	(in thousands, except for per share data)
Profit (loss) attributable to AUO’s stockholders	$16,366,629	3,804,142	(51,327,071)
Weighted-average number of common shares outstanding during the year:
Issued common shares at beginning of year	9,624,245	8,827,046	8,827,046
Effect of ADSs issued in May 2013	-	522,001	-
Weighted-average number of common shares (basic)	9,624,245	9,349,047	8,827,046
Basic earnings (loss) per share	$1.70	0.41	(5.81)

(b)	Diluted earnings per share for the years ended December 31, 2014 and 2013 was calculated as follows:

	For the years ended December 31,
	2014	2013
	(in thousands, except for per share data)

Profit attributable to AUO’s stockholders	$16,366,629	3,804,142
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,624,245	9,349,047
Effect of employee stock bonus	74,138	61,881
Weighted-average number of common shares (diluted)	9,698,383	9,410,928
Diluted earnings per share	$1.69	0.40

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The ECB 4 was not taken into above consideration for the calculation of diluted earnings per share for the years ended December 31, 2014 and 2013 due to its anti-dilutive effect. The diluted earnings per share was not applicable due to the anti-dilutive effect on the basic net loss per share presented for the year ended December 31, 2012.

32.	Financial Instruments

(1)	Fair value and carrying amount

The carrying amount of the Company’s non-derivative financial assets－current, including cash and cash equivalents, receivables/payables (including related parties), other current financial assets, and short-term borrowings, were considered to approximate their fair value due to their short-term nature.  Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Available-for-sale financial assets－noncurrent	$77,724	77,724	700,730	700,730
Foreign currency forward contracts	133,412	133,412	48,850	48,850
Refundable deposits	132,170	132,170	140,386	140,386

Financial liabilities:
Long-term borrowings (including current installments)	127,196,427	127,196,427	161,737,175	161,742,386
Convertible bonds payable	15,110,028	14,732,296	19,513,820	18,477,322
Foreign currency forward contracts	232,879	232,879	420,861	420,861
Interest rate swap contracts	7,093	7,093	17,062	17,062
Guarantee deposits received	807,593	807,593	950,958	950,958
(2)	Valuation techniques and assumptions applied in fair value measurement

The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.  Except the aforementioned, the fair vales of other financial assets and financial liabilities are measured using the generally accepted pricing models based on discounted cash flow analysis.

Descriptions of the valuation methodologies, including the valuation techniques and the input(s) used in the fair value measurements for assets and liabilities are discussed as follows:

The fair values of financial assets which were publicly traded on active markets were determined with reference to quoted market prices.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Those non-publicly traded equity securities which are included in available-for-sale financial assets, are determined using an analysis of various factors. These factors include the private company’s current operating and future expected performance, as well as changes in the industry and market prospects.

For derivative financial instruments such as foreign currency forward contacts and interest rate swap contracts, fair values are estimated using industry standard valuation models.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.

The refundable deposits and guarantee deposits received are based on carrying amount as there is no fixed maturity.

The fair value of long-term borrowings and bonds payable is estimated based on the present value of future discounted cash flows.  The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc.  The Company used a discount rate of 1.8250% as of December 31, 2014.

(3)	Fair value measurements recognized in the consolidated statements of financial position

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2014
Assets:
Available-for-sale financial assets－noncurrent	$40,379	-	37,345	77,724
Foreign currency forward contracts	-	133,412	-	133,412
Liabilities:
Foreign currency forward contracts	-	232,879	-	232,879
Interest rate swap contracts	-	7,093	-	7,093

December 31, 2013
Assets:
Available-for-sale financial assets－noncurrent	$400,011	-	300,719	700,730
Foreign currency forward contracts	-	48,850	-	48,850
Liabilities:
Foreign currency forward contracts	-	420,861	-	420,861
Interest rate swap contracts	-	17,062	-	17,062

There were no transfers between Level 1 and 2 for the years ended December 31, 2014 and 2013.

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

Changes in Level 3 fair value measurements for the years ended December 31, 2014, 2013 and 2012 were as follows:

Available-for-sale financial assets without quoted market prices
(in thousands)

Balance at January 1, 2012	$1,487,795
Net realized/unrealized gains included in:
Profit or loss	(11,512)
Other comprehensive income	-
Disposals	(65,554)
Effect of change in exchange rate	(68,839)
Balance at December 31, 2012	1,341,890

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Available-for-sale financial assets without quoted market prices
(in thousands)
Net realized/unrealized gains included in:
Profit or loss	282,558
Other comprehensive income	-
Purchases	209,478
Disposals	(1,063,157)
Transfer out(i)	(349,799)
Effect of change in exchange rate	(120,251)
Balance at December 31, 2013	300,719
Net realized/unrealized gains included in:
Profit or loss	868,742
Other comprehensive income	-
Purchases	1,681
Disposals	(1,122,214)
Effect of change in exchange rate	(11,583)
Balance at December 31, 2014	$37,345

(i)
Investment in securities with a fair value of $353,836 thousand were transferred from Level 3 to Level 1 during the year of 2013 as a result of increased activity in the market for securities that were not being actively traded in the prior year.

(ii)
Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2014, 2013 and 2012 were $107,494 thousand, $412,563 thousand and $23,108 thousand, respectively.

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

33.	Financial Risk Management

(a)	Risk management framework

The managerial officers of related divisions are appointed to review, control, trace and monitor the strategic risks, financial risks and operational risks faced by the Company.  The managerial officers report to executive officers the progress of risk controls from time to time and, if necessary, report to the Board of Directors, depending on the extent of impact of risks.

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk are mainly from:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	The carrying amount of financial assets recognized in the consolidated statements of financial position.

(ii)	The amount of contingent liabilities as a result from the Company providing financial guarantee to its customers.

The Company’s potential credit risk is derived primarily from cash in bank, cash equivalents and trade receivables. The Company deposits its cash and cash equivalent investments with various reputable financial institutions of high credit quality. The majority of these financial institutions are located in the ROC. The Company also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds that classified as cash equivalents.  There should be no major concerns for the performance capability of trading counterparts.  Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Management believes that there is a limited concentration of credit risk in cash and cash equivalent investments.

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

For the years ended December 31, 2014 and 2013, the Company’s five largest customers accounted for 33.4% and 39.7%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

Refer to note 9 for aging analysis of accounts receivable and the movement in the allowance of doubtful accounts receivable.

For credit of guarantee, the Company’s policy is to provide financial guarantees only to wholly-owned subsidiaries.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The following, except for accounts payable and equipment and construction payable, are the contractual maturities of other financial liabilities. The amounts include estimated interest payments (except for short-term borrowings) but exclude the impact of netting agreements.

	Contractual cash flows	2015.1.1~ 2015.12.31	2016.1.1~ 2017.12.31	2018.1.1~ 2019.12.31	2020 and thereafter
	(in thousands)
December 31, 2014
Non-derivative financial liabilities
Short-term borrowings	$381,322	381,322	-	-	-
Convertible bonds payable	15,532,015	15,532,015	-	-	-
Long-term borrowings (including current installments)	131,971,590	43,779,619	69,419,753	18,772,218	-
Refundable deposits	807,593	35,934	3,394	-	768,265
Derivative financial liabilities
Foreign currency forward contracts－inflows	(22,612,172)	(22,612,172)	-	-	-
Foreign currency forward contracts－outflows	22,750,934	22,750,934	-	-	-
Interest rate swap contracts	13,745	7,105	6,640	-	-
	$148,845,027	59,874,757	69,429,787	18,772,218	768,265

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Contractual cash flows	2014.1.1~ 2014.12.31	2015.1.1~ 2016.12.31	2017.1.1~ 2018.12.31	2019 and thereafter
	(in thousands)
December 31, 2013
Non-derivative financial liabilities
Short-term borrowings	$3,457,174	3,457,174	-	-	-
Convertible bonds payable	20,608,778	-	20,608,778	-	-
Long-term borrowings (including current installments)	167,114,922	65,261,130	90,953,610	10,791,387	108,795
Refundable deposits	950,958	36,671	240	-	914,047
Derivative financial liabilities
Foreign currency forward contracts－inflows	(16,909,871)	(16,909,871)	-	-	-
Foreign currency forward contracts－outflows	17,273,048	17,273,048	-	-	-
Interest rate swap contracts	38,243	24,157	12,425	1,661	-
	$192,533,252	69,142,309	111,575,053	10,793,048	1,022,842

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

As of December 31, 2014, the Company’s total current assets exceeded its total current liabilities by $11,471,394 thousand.  Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months.  Therefore, management believes that the Company does not have significant liquidity risk.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

A.	The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)
December 31, 2014
Financial assets
Monetary items
USD	$2,510,720	31.766	79,755,532
JPY	19,505,484	0.2659	5,186,508
EUR	103,979	38.615	4,015,149
Financial liabilities
Monetary items
USD	1,401,660	31.766	44,525,132
JPY	31,528,747	0.2659	8,383,494
EUR	407	38.615	15,716

December 31, 2013
Financial assets
Monetary items
USD	$2,328,517	30.03	69,925,366
JPY	21,032,926	0.2856	6,007,004
EUR	45,289	41.45	1,877,229
Financial liabilities
Monetary items
USD	1,619,975	30.03	48,647,849
JPY	35,677,985	0.2856	10,189,633
EUR	756	41.45	31,336

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

B.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade and other receivables, convertible bonds payables, loans and borrowings and trade and other payables that are denominated in foreign currency.

Depreciation or appreciation of the NTD by 1% against the USD, EUR and the JPY at December 31, 2014 and 2013, while all other variables were remained constant, would have increased or decreased the net profit before tax for the years ended December 31, 2014 and 2013 as follows:

	For the years ended December 31,
	2014	2013
	(in thousands)
1% of depreciation	$360,328	189,372
1% of appreciation	(360,328)	(189,372)

(ii)	Interest rate risk

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

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2014 and 2013 by $308,222 thousand and $382,962 thousand, respectively.

(iii)	Equity price risk

See note 8 for disclosure of equity price risk analysis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

34.	Capital Management

Through clear understanding and managing of significant changes in external environment, related industry characteristics, and corporate growth plan, the Company manages its capital to ensure it has sufficient financial resources to maintain proper working capital, to invest in capital expenditures and research and development expenses, to repay debts and to distribute dividends in accordance to its plan. The management determines the most suitable capital in terms of maintaining proper debt-to-equity ratio, interest-bearing debt-to-equity ratio, and other financial ratios. To sustain strong capital base, the Company improves the returns of its shareholders by applying most appropriate debt-to-equity ratio. The Company’s debt to adjusted capital ratios at the end of the reporting periods were as follows:

	December 31,
	2014	2013
	(in thousands)
Total liabilities	$268,357,388	311,845,715
Total equity	173,986,932	152,990,220
Interest-bearing debts	142,687,777	184,708,169
Debt-to-equity ratio	154%	204%
Interest-bearing debt-to-equity ratio	82%	121%

35.	Related-party Transactions

AUO is the ultimate parent company of the Company’s subsidiaries.  All significant inter-company transactions, income, expenses and balances are eliminated in the consolidated financial statements and are not disclosed in the note. The significant related party transactions were as follows:

(a)	Compensation to executive officers

Executive officers’ compensation comprised:

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Short-term employee benefits	$366,698	232,064	198,077
Post-employment benefit	3,064	3,062	3,139
Termination benefits	-	-	895
	$369,762	235,126	202,111

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Except as disclosed in the consolidated financial statements and other notes, the significant related party transactions were as follows:

(1)	Sales

	Sales			Accounts receivable from related parties
	For the years ended December 31,			December 31,
	2014	2013	2012	2014	2013
	(in thousands)
Associates	$18,187,621	28,397,655	33,927,270	3,252,973	2,591,012
Joint ventures	4,484,111	4,116,521	4,162,424	360,551	441,894
	$22,671,732	32,514,176	38,089,694	3,613,524	3,032,906

The collection terms for sales to related parties were month-end 30 to 55 days.  The collection terms for sales to unrelated customers were month-end 30 to 60 days.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

(2)	Purchases

	Purchases			Accounts payable to related parties
	For the years ended December 31,			December 31,
	2014	2013	2012	2014	2013
	(in thousands)
Associates	$42,772,402	53,673,936	54,358,330	11,144,578	14,861,035
Joint ventures	2,854,654	730,107	531,269	319,363	91,541
	$45,627,056	54,404,043	54,889,599	11,463,941	14,952,576

The payment terms were 30 to 120 days.  The pricing and payment terms with related parties were not materially different from those with unrelated vendors.

(3)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to associates.  Total rental income for the years ended December 31, 2014, 2013 and 2012, amounted to $140,377 thousand, $142,130 thousand and $153,202 thousand, respectively.  The collection term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In 2014, 2013 and 2012, the selling price to associates on property, plant and equipment (including investment properties) were $1,063,112 thousand, $39,182 thousand and $3,676 thousand, respectively.  Gains on disposals for the years ended December 31, 2014, 2013 and 2012, amounted to $280,365 thousand, $8,014 thousand and $193 thousand, respectively.  The collection term was 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

For the years ended December 31, 2014, 2013 and 2012, administration and other income received from related parties were as follows:

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Associates	$17,891	16,815	30,571
Joint ventures	10,555	16,291	49,639
	$28,446	33,106	80,210

As of December 31, 2014 and 2013, other receivables from the aforementioned transactions were as follows:

	December 31,
	2014	2013
	(in thousands)
Associates	$53,249	86,442
Joint ventures	3,696	6,976
	$56,945	93,418

For the years ended December 31, 2014, 2013 and 2012, the Company had received cash dividends from associates of $321,233 thousand, $230,447 thousand and $184,988 thousand, respectively.

(4)	Acquisition of property, plant and equipment and others

For the years ended December 31, 2014, 2013 and 2012, the Company acquired property, plant, and equipment from associates for a total consideration of $5,910 thousand, $8,355 thousand and $12,224 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012, rental and other expenses paid to associates and joint ventures were as follows:

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Associates	$259,059	309,381	437,541
Joint ventures	3	-	-
	$259,062	309,381	437,541

As of December 31, 2014 and 2013, amounts due to related parties as a result of the aforementioned transactions were as follows:

	December 31,
	2014	2013
	(in thousands)
Associates	$56,902	70,552

36.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2014	2013
		(in thousands)
Restricted cash in banks (classified as other financial assets)(i)	R&D projects, oil purchases and guarantees for customs duties	$283,773	217,383
Land and building (including investment property)	Long-term borrowings	72,299,601	75,986,659
Machinery, equipment and prepayments for equipment	Long-term borrowings and bonds payable	58,285,716	84,579,427
		$130,869,090	160,783,469

(i)	Other financial assets are classified as current or noncurrent by its liquidity.

37.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of December 31, 2014, in addition to those disclosed in the aforementioned notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2014, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Currency	December 31, 2014
(in thousands)

USD	11,845
JPY	178,767

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display Inc. (formerly Japan Display East Inc./Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display Co., Ltd. (formerly IPS Alpha Technology Ltd.), Toshiba Mobile Display Co., Ltd., LG Display Co., Ltd., Sharp Corporation, Samsung Electronics Co., Ltd., Hydis Technologies Co., Ltd., E Ink Holdings Inc., Seiko Epson Corporation and others.  AUO also entered into a trademark licensing agreement with BenQ Corporation, which granted AUO a non-exclusive trademark license for the develop, market and sell of solar products and services.  The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

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

Starting from 2006, DPTW has entered into a long-term materials supply agreement with Evonik Forhouse Optical Polymers Corp. (“EFOP”), under which, DPTW and EFOP agreed on the supply of certain optical-grade molding compounds at negotiated prices and quantities.

As of December 31, 2014, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $16,868,698 thousand.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Litigation

(1)	Alleged patent infringements

In April 2011, Eidos Display, LLC and Eidos III, LLC (together “Eidos”) filed a lawsuit in the Eastern Texas Court against AUO, AUUS and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States.  Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement.  In December 2013, the magistrate granted summary judgment to invalidate Eidos’ patents and such summary judgment has been confirmed by the trial judge in January 2014.  Eidos lodged an appeal in February 2014. In March 2015, the United States Court of Appeals for the Federal Circuit reversed the district court’s grant of summary judgment and remanded to the district court for further proceedings. The final outcome of the matter will depend on further court proceedings.

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

United States

In June 2010, AUO, AUUS and certain of its current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, a jury reached a guilty verdict for charges made by the US DOJ against AUO and AUUS and found the alleged gross gains of AUO, AUUS and their alleged coconspirators at least US$500 million. In September 2012, the Northern California Court rendered judgment against AUO and AUUS regarding the antitrust matter and imposed a fine of US$500 million against AUO to be payable over 3 years and did not impose any fine against AUUS.  AUO paid the first three installments each in the amount of US$125 million in January 2013, September 2013 and September 2014. AUO expects to pay the last installment in the amount of US$125 million in September 2015. The Northern California Court placed AUO and AUUS on probation for three years, ordered AUO and AUUS to publish the conviction and fine in three major trade publications in the U.S., as well as assigning a monitor and required AUO and AUUS to adopt an effective antitrust compliance program.  AUO and AUUS appealed the district court’s criminal judgment to the Ninth Circuit, which upheld the judgment in July 2014. Following further petition by the Company, the Ninth Circuit amended its opinion while reaffirmed the district court’s judgment in January 2015. In March 2015, the Company filed a petition for a writ of certiorari to the Supreme Court of the United States. The Company has recorded an additional provision in the third quarter of 2012 for this matter to the full amount of the US$500 million fine imposed.

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

(3)	Antitrust civil actions lawsuits in the United States and Canada

There were also over 100 civil lawsuits filed against AUO and AUUS in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court has issued an order certifying two types of classes that may proceed against AUO and other TFT-LCD companies: direct purchasers and indirect purchasers.

AUO and AUUS have reached a settlement agreement with: (i) the direct purchaser plaintiffs (“DPP”) for a payment of US$38 million by AUO, and (ii) the indirect purchaser plaintiffs (“IPP”) and the state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, for a payment of US$161.5 million by AUO and for an additional aggregate payment of US$8.5 million to the eight settling states.  The DPP and IPP settlements have obtained final approval by the Northern California Court.  AUO has fully recognized the costs in its consolidated financial statements by the second quarter of 2012 and paid these settlement amounts in 2012 and 2013.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), AASI, ABC Warehouse, Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corporation (“Costco”), Dell, Electrograph, HP, Kmart Corporation (“Kmart”), Kodak, Tracfone, MARTA, MetroPCS, Motorola, Inc. (“Motorola”), NECO Alliance, Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, SB Trust, Sony, Target Corp., TechData Corporation, T Mobile, Tweeter, Viewsonic, Wal-Mart and other various business entities, filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. Since 2013, AUO and its subsidiaries have reached settlement agreements with AT&T, Circuit City, HP, Dell, Nokia, Sony, T Mobile and Wal-Mart, SB Trust, Best Buy, Kmart, RadioShack, Kodak, Proview, Sears, Target Corp., Tracfone, Viewsonic and certain other companies, respectively.

As to the case with Motorola, in January 2014 the United States District Court for the Northern District of Illinois Eastern Division granted summary judgment in favor of the defendants and in November 2014 the Seventh Circuit affirmed the summary judgment in favor of the defendants.  Motorola lodged an appeal for rehearing en banc but was overruled in January 2015. The case with Costco went for trial in September 2014. The jury’s verdict in favor of the plaintiff was received on October 24, 2014. While the Company is considering to lodge an appeal, a provision has been recorded by AUO based on the Company’s accounting policy.

Since August 2010, a number of states in the U.S., such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State and Oklahoma State also filed lawsuits against a number of LCD manufacturers including AUO.  Since 2013, AUO and AUUS have settled with the states of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, Wisconsin, Oklahoma and Mississippi.  AUO has retained counsel to handle the related matters for the litigation between the remaining states and the ultimate outcomes of these matters will depend on further court proceedings.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company has made certain provisions with respect to certain of the above lawsuits as the management deems appropriate, considering factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the cases and the opinions or views of legal counsel and other advisors.  However, for certain cases described above where the legal proceedings and/or lawsuits are in their early stage or where management does not have sufficient information for assessment of the financial exposure, management is unable to determine if the final outcome of the cases will be unfavorable to the Company and/or to estimate the potential losses.  The ultimate resolution of the legal proceedings and/or lawsuits cannot be predicted with certainty. While management intends to defend certain of the lawsuits described above vigorously, there is a possibility that one or more legal proceedings or lawsuits may result in an unfavorable outcome to the Company.

Management will reassess all litigation and claims at each reporting date based on the facts and circumstances that exist at that time, and will make additional provisions or adjustments to previous provisions, as considered necessary under IFRS.  Such additional provisions or adjustments may have a material adverse effect on the Company’s business, results of operations and future prospects.  See note 20 for further information about legal provisions and the movements in those legal provisions.

(e)	Sales agreements

Since 2006, M.Setek entered into long-term sales agreements with five customers.  The agreements provide that, from 2006 to 2015, M.Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M.Setek. As of December 31, 2014, the remaining unearned revenue amounted to US$84,922 thousand (equivalent to $2,697,632 thousand).

(f)	Others

(1)
In September 2013, Copytele Inc. (“Copytele”) filed a request for arbitration against AUO and AUUS to the International Centre for Dispute Resolution International Arbitration Tribunal with respect to certain disputes of the license agreements. In December 2014, the Company reached a settlement with Copytele.

(2)
In July and August of 2014, SunPower Technology, Ltd. ("SPTL") and AUO and AUSG submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco in connection with the Joint Venture Agreement entered into among the parties. The final outcome of this matter is uncertain, and the amount of possible loss, if any, of this matter is currently not estimable.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)
There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, which AUO’s second 8.5-generation fab is located at and which has been established since 2010. On September 2, 2010, the Environmental Protection Administration of the Executive Yuan of Taiwan (“EPA”) issued its official announcement of the review conclusion of the environmental impact statement (“2010 conclusion of environmental assessment”) regarding the third phase development area in the Central Taiwan Science Park (Houli base-the portion of Seven Star Farm) (“Project”). On September 6, 2010, the National Science Council of the ROC Executive Yuan (“NSC”) issued the development approval (“2010 development approval”) to the developer, i.e., the Central Taiwan Science Park Development Office (“CTSP”). Six residents in Houli District, Taichung City objected to the administrative dispositions of the 2010 conclusion of the environmental assessment and 2010 development approval and then filed an administrative appeal, but it was overruled and then they filed an administrative litigation, but it was also overruled by the Taipei High Administrative Court (Case No. Taipei High Administrative Court Year 100 Su-Tzu No. 118). Subsequently, the plaintiffs lodged an appeal to the Supreme Administrative Court and the Supreme Administrative Court reversed the judgment of the Taipei High Administrative Court (Case No. Supreme Administrative Court Year 102 Pan-Tsu No. 120) and remanded the case to the Taipei High Administrative Court. On January 22, 2014, the EPA announced that, in light of the showing respect to the above mentioned judgment of the Supreme Administrative Court, it revokes the 2010 conclusion of environmental assessment and the effective date of revocation will be determined separately based on the principle of protection of reliance. The Project was sent to the environmental impact assessment review commission of the EPA and the review commission concluded that the Project shall proceed to the second phase environmental impact assessment and the 2010 conclusion of environmental assessment will cease to be effective as of the day at which EPA issues its official announcement of the environmental impact assessment report of the Project and serves the review conclusion summary of the second phase environmental impact assessment. Until EPA’s official announcement of the environmental impact assessment report and the review conclusion summary, the developer, i.e. the CTSP shall implement strictly in accordance with the 2010 conclusion of the environmental assessment. On August 8, 2014, six residents in Houli District, Taichung City who filed the case, i.e. the plaintiffs, reached a settlement with the defendants of the case (i.e. the governmental authorities mentioned above) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. Preliminarily in light of the settlement and based on the principle of protection of reliance under the Administrative law and in light of the relevant approvals issued by the government to the Company, currently management does not believe that this event will have a material adverse effect on the Company’s operation and will continue to monitor the development of this event.

38.	Segment, Geographic and Revenue Information

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

The Company’s operating segment information for the years ended December 31, 2014, 2013 and 2012 was as follows:

	For the year ended December 31, 2014
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$384,335,201	23,843,549	408,178,750
Depreciation and amortization	$53,151,352	3,751,376	56,902,728
Inventory write-down	$4,678,921	52,398	4,731,319
Segment profit (loss) (1)	$24,422,504	(2,257,081)	22,165,423
Other income			2,162,107
Other gains and losses			(801,803)
Finance costs			(4,045,133)
Share of profit of equity-accounted investees			499,865
Consolidated profit before income tax			$19,980,459

	For the year ended December 31, 2013
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$398,836,176	17,526,829	416,363,005
Depreciation and amortization	$59,650,081	3,987,666	63,637,747
Inventory write-down	$5,051,554	54,977	5,106,531
Segment profit (loss) (1)	$12,017,876	(3,725,355)	8,292,521
Other income			2,448,464
Other gains and losses			(1,176,393)
Finance costs			(4,782,832)
Share of profit of equity-accounted investees			454,268
Consolidated profit before income tax			$5,236,028

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2012
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$367,120,352	11,350,583	378,470,935
Depreciation and amortization	$70,655,321	4,621,118	75,276,439
Inventory write-down	$4,766,239	114,171	4,880,410
Segment profit (loss) (1)	$(30,330,814)	(8,277,500)	(38,608,314)
Other income			3,191,543
Other gains and losses			(10,665,140)
Finance costs			(5,731,213)
Share of profit of equity-accounted investees			319,061
Consolidated profit before income tax			$(51,494,063)

(1)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2014, 2013 and 2012.

(b)	Geographic information

The geographic breakdown for the years ended December 31, 2014, 2013 and 2012 was as follows:

(1)	Net revenue

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Taiwan	$135,420,498	143,549,414	150,790,438
PRC	135,102,406	141,951,316	114,469,451
Japan	37,410,376	42,562,624	14,864,249
Singapore	34,237,681	23,280,753	31,397,387
Malaysia	12,951,982	12,986,318	4,675,486
Other foreign countries	53,055,807	52,032,580	62,273,924
	$408,178,750	416,363,005	378,470,935

(2)	Consolidated noncurrent assets(i)

	December 31,
	2014	2013
	(in thousands)
Taiwan	$169,813,439	200,216,369
PRC	42,385,591	42,556,298
Other foreign countries	28,412,390	37,325,990
	$240,611,420	280,098,657

(i)	Noncurrent assets are not inclusive of financial instruments, deferred tax, and pension-related assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2014, 2013 and 2012, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2014	%	2013	%	2012	%
	(in thousands)
Customer A	$41,628,604	10	57,460,634	14	58,022,522	15
Customer B	36,103,435	9	45,662,754	11	4,326,294	1
	$77,732,039	19	103,123,388	25	62,348,816	16

(d)	The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2014	2013	2012
	(in thousands)
Products for Televisions	$171,399,601	188,428,311	168,892,202
Products for Mobile PCs	75,353,605	78,376,753	72,373,580
Products for Mobile Devices	34,412,465	26,669,938	23,592,012
Products for Monitors	57,548,975	59,564,195	59,575,998
Products for Commercial and Other Applications	39,117,134	36,601,748	34,154,530
Others(1)	30,346,970	26,722,060	19,882,613
Total	$408,178,750	416,363,005	378,470,935

(1)	Includes sales from solar business unit, from sales of raw materials, components and from service charges.

39.	Subsequent event

On February 12, 2015, AUO’s board of directors approved the acquisition of 51% shareholding in Toppan CFI from Toppan Printing Co., Ltd. in the amount of approximately $4,428,507 thousand. Upon completion of the transaction, AUO will hold 100% ownership interests in Toppan CFI.