Form 20-F
period 2015-12-31
AU OPTRONICS CORP
filed 2016-03-21
CIK 1172494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Benjamin Tseng

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	80
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. These forward-looking statements are based on our beliefs and assumptions and the information available to us from other sources we believe to be reliable as of the date these disclosures were prepared and we undertake no obligation to update these forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in selling prices;

•	our ability to comply with the applicable covenants under the terms of our debt instruments;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our ability to effectively manage inventories;

•	our dependence on a small number of customers for a substantial portion of our net revenue;

•	our ability to allocate capacity efficiently and in a timely manner;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•	changes in the accounting standard as required by the ROC government;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB” or “CNY”) amounts, Japanese Yen (“JPY”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$32.79 to US$1.00, RMB6.4778 to US$1.00, JPY120.27 to US$1.00, and EUR0.9209 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2015. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 11, 2016, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$32.58 to US$1.00, RMB6.4940 to US$1.00, JPY113.66 to US$1.00 and EUR0.8945 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“ADSs”	American Depositary Shares
“AFPD”	AFPD Pte., Ltd.
“AHVA”	Advanced hyper-viewing angle technology
“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology
“AT&T”	AT&T Corporation and its affiliates
“AUSP”	AUO SunPower Sdn. Bhd.
“AUUS”	AU Optronics Corporation America
“BenQ”	BenQ Corporation
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“CFI”	Taiwan CFI Co., Ltd. (previously known as Toppan CFI (Taiwan) Co., Ltd.)
“CGU”	Cash-generating unit, is the smallest identifiable group of assets that generates cash inflows which are largely independently of the cash inflows from other assets or group of assets
“China” or “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“Eidos”	Eidos Display, LLC and Eidos III, LLC
“eTP”	The embedded touch panel technology
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“HDR”	High dynamic rang technology
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“KFTC”	The Korea Fair Trade Commission
“large-size panels”	Panels ten inches and above in diagonal length
“LTPS”	Low temperature poly-silicon method
“LG Display” or “LGD”	LG Display Co., Ltd.
“M.Setek”	M.Setek Co., Ltd.
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“mobile PC”	Primarily includes notebooks, tablets, etc.
“Motorola”	Motorola Inc.
“Nokia”	Nokia Corporation
“NYSE”	The New York Stock Exchange
“non-ROC resident”	A person who is not a resident of the ROC
“Northern California Court”	The United States District Court for the Northern District of California
“OGS”	One glass solution
“OLED”	Organic light emitting diode, is a light emitting display technology
“our company”, “us” or “we”	AU Optronics Corp. and/or its consolidated subsidiaries, unless the context suggests otherwise

“PFIC”	A passive foreign investment company
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC” or “Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC GAAP”	The generally accepted accounting principles in the ROC
“ROC government”	The government of the ROC
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“Sharp”	Sharp Corporation
“Small to medium-size panels”	Panels which are under ten inches in diagonal length
“subsidiary”	Companies owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC
“U.S. DOJ”	The United States Department of Justice
“Unipac”	Unipac Optoelectronics Corp.
“WCG”	Wide color gamut technology

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.      Selected Financial Data

The selected consolidated financial data set forth below as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The selected consolidated statement of financial position data as of December 31, 2012 and 2013 and selected consolidated statement of comprehensive income data for the year ended December 31, 2012 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are not included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

We prepare our consolidated financial statements in accordance with IFRS. Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”), with reconciliations to U.S. GAAP.

Beginning on January 1, 2013, we have adopted Taiwan IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. Meanwhile, we have adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future annual reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes since 2013, pursuant to the rule amendments adopted by the SEC which became effective on March 4, 2008, we are no longer required to reconcile our consolidated financial statements with U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of first-time application of IFRS, historical selected financial data for the year ended December 31, 2011 has been omitted. Historical financial results as of and for the year ended December 31, 2012 have also been adjusted based on IFRS, which differ from the results included in our annual report on Form 20-F for the year ended December 31, 2012.

We are not required to separately present operating profit or loss in our consolidated statements of comprehensive income (loss) prepared in accordance with IFRS. Therefore, the consolidated financial statements included in this annual report, which are prepared in accordance with IFRS, do not present a measure of operating profit or loss.

	Year Ended and As of December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Net revenue	378,470.9	416,363.0	408,178.7	360,346.5	10,989.5
Gross profit (loss)	(13,122.9)	33,984.1	48,510.6	39,837.1	1,214.9
Selling and distribution expenses	(6,377.2)	(7,470.0)	(7,799.0)	(4,206.1)	(128.3)
General and administrative expenses	(9,203.9)	(9,691.1)	(9,389.6)	(9,206.0)	(280.8)
Research and development expenses	(9,904.3)	(8,530.5)	(9,156.6)	(8,903.8)	(271.5)
Profit (loss) before income tax	(51,494.1)	5,236.0	19,980.4	7,598.9	231.7
Income tax expense	1,124.0	1,359.1	3,243.2	384.9	11.7
Profit (loss) for the year	(52,618.1)	3,876.9	16,737.2	7,214.0	220.0
Total comprehensive income (loss) for the year	(54,201.9)	6,875.4	18,914.9	6,482.3	197.7
Profit (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	(51,327.1)	3,804.2	16,366.6	7,242.2	220.9
Non-controlling interests	(1,291.0)	72.7	370.6	(28.2)	(0.9)
Total comprehensive income (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	(52,751.7)	6,367.5	18,125.7	7,185.7	219.1
Non-controlling interests	(1,450.2)	507.9	789.2	(703.4)	(21.4)
Earnings (loss) per share—Basic	(5.81)	0.41	1.70	0.75	0.02
Earnings per share—Diluted(1)	—	0.40	1.69	0.70	0.02
Earnings (loss) per ADS equivalent—Basic	(58.15)	4.07	17.01	7.52	0.23
Earnings per ADS equivalent—Diluted(1)	—	4.04	16.88	6.98	0.21

Consolidated Statement of Financial Position Data:
Total current assets	174,072.2	169,604.1	185,614.5	161,992.1	4,940.3
Property, plant and equipment, net	315,518.2	270,269.0	231,814.7	208,785.6	6,367.4
Total assets	515,008.5	464,835.9	442,344.3	399,237.1	12,175.6
Total current liabilities	192,221.7	181,338.6	174,143.1	141,867.7	4,326.6
Total noncurrent liabilities	186,638.0	130,507.1	94,214.3	76,708.3	2,339.4
Total liabilities	378,859.7	311,845.7	268,357.4	218,576.0	6,666.0
Common stock	88,270.5	96,242.5	96,242.5	96,242.5	2,935.1
Non-controlling interests in subsidiaries	14,062.6	14,036.5	19,329.2	22,648.6	690.7
Total equity attributable to shareholders of AU Optronics Corp.	122,086.2	138,953.7	154,657.7	158,012.5	4,818.9

Other Financial Data:
Gross margin(2)	(3.5%)	8.2%	11.9%	11.1%	11.1%
Net margin(3)	(13.9%)	0.9%	4.1%	2.0%	2.0%
Capital expenditures	43,332.6	25,457.8	16,971.0	33,440.2	1,019.8
Depreciation and amortization	75,276.4	63,637.7	56,902.7	47,745.8	1,456.1
Net cash flows provided by operating activities	35,747.9	49,642.4	63,392.7	62,003.4	1,890.9
Net cash flows used in investing activities	(43,181.7)	(23,223.8)	(13,106.8)	(31,734.7)	(967.8)
Net cash flows used in financing activities	(5,940.4)	(26,785.4)	(45,041.5)	(34,277.0)	(1,045.3)

Segment Data:
Net revenue
Display business	367,120.3	398,836.2	384,335.2	333,392.3	10,167.5
Solar business	11,350.6	17,526.8	23,843.5	26,954.2	822.0

	Year Ended and As of December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)

Segment profit (loss)(4)
Display business	(30,330.8)	12,017.9	24,422.5	19,226.0	586.3
Solar business	(8,277.5)	(3,725.4)	(2,257.1)	(1,704.8)	(52.0)

___________

(1)	Diluted earnings per share in 2012 was not applicable due to the anti-dilutive effect on the basic net loss per share. The convertible bonds were not included for the calculation of diluted earnings per share in 2013 and 2014 due to its anti-dilutive effect.

(2)	Gross margin is calculated by dividing gross profit (loss) by net revenue.

(3)	Net margin is calculated by dividing profit (loss) for the year by net revenue.

(4)	Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses.

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

	Exchange Rate
	Average	High	Low	Period-End
	(or month-end rates for years)
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
2015	31.74	33.17	30.37	32.79
September	32.67	33.17	32.31	32.98
October	32.44	32.81	31.92	32.46
November	32.61	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March (through March 11, 2016)	32.78	33.09	32.49	32.58

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

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. For example, in 2015, average selling price of our large-size panels decreased by 8.6% in the third quarter from the second quarter, and further decreased by 9.6% in the fourth quarter from the third quarter. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will primarily depend upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

The selling prices of our products have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technology advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced into the market, the prices decline over time and in certain cases, very rapidly as a result of market competition. If we are unable to anticipate effectively and counter the price erosion that accompanies our products, or if the selling prices of our products decrease faster than the rate at which we are able to reduce our manufacturing costs, our profit margins will be affected adversely and our results of operations and financial condition may be affected materially and adversely.

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2016 or beyond, the value of the ADSs and our shares may be adversely affected.

Our business is significantly affected by cyclical market conditions for the TFT-LCD panel industry. From time to time, the industry has experienced imbalances between excess supply and slowdowns in demand, and in certain periods, resulting in declines in selling prices. In addition, other factors such as technology advancement and cost reductions have driven down and may continue to drive down our average selling prices irrespective of cyclical market conditions for the TFT-LCD panel industry.

The solar industry has undergone challenging business conditions in the past years, including downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply and reductions in applicable governmental subsidies. Although the solar industry might continue to grow in the long run, there is no assurance that the solar industry will not suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs in the future, especially in markets where we operate or we target, which will adversely affect demands for our solar products as well as our results of operations.

Our results of operations have fluctuated in the past. Our net revenue decreased by approximately 11.7% to NT$360.3 billion (US$11.0 billion) in 2015 compared to net revenue of NT$408.2 billion in 2014, while our net profit for the year decreased from NT$16.7 billion in 2014 to NT$7.2 billion (US$0.2 billion) in 2015. We cannot assure you that we will be profitable in 2016 or beyond. In addition, we expect that selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our production cost to offset the declines in selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2016 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net revenue, gross profit, operating income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to reduce production cost, such as raw materials and components;

•	our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	fines and penalties payable relating to the alleged violation of antitrust, competition laws and other regulations.

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

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt. We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Although in the past we have either obtained waivers for such noncompliance from the relevant banks or fully repaid the facility, we cannot assure you that we will always be able to do that in the future.

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

We are involved in a number of legal proceedings concerning matters arising from our business and operations, primarily related to the development and the sale of our products, including patent infringements, investigations by the government authorities such as antitrust investigations and proceedings, and other legal matters. In addition, we may have compliance issues with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our production. Our products may also be subject to anti-dumping or countervailing duty proceedings as a result of protectionist measures adopted by governments in any of our export market. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.

In particular, there have been numerous antitrust proceedings and investigations, criminal, civil, and/or administrative, concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations, including but not limited to, investigations by the United States Department of Justice (“U.S. DOJ”), the European Commission Directorate-General for Competition and certain regulatory authorities in other countries concerning the allegations of price fixing by manufacturers of TFT-LCD panels. For example, the U.S. DOJ has brought charges against us, our U.S. subsidiary and certain of our executives. In September 2012, the United States District Court for Northern District of California (“Northern California Court”) rendered a judgment and imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first three installments, each in the amount of US$125 million in January 2013, September 2013 and September 2014, and the last installment in the amount of US$125 million was paid in September 2015. We were also involved in other U.S. Federal class action lawsuits brought by direct and indirect panel purchasers and were required to, among other things, pay an aggregate amount of approximately US$208 million in settling these lawsuits and such amount was fully paid by the first quarter of 2013.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	rapid changes from month to month, including shipment volume and product mix change;

•	the cyclical nature of the industry, including fluctuations in selling prices, and imbalances between excess supply and slowdowns in demand;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory;

•	changes in general political, economic, financial and legal conditions; and

•	natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geo-political instability as a result of terrorism or political or military conflicts.

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

Our net revenue and results of operations depend on continuing demand for televisions, monitors, mobile PCs, mobile devices and commercial and other applications with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in televisions, monitors, mobile PCs, mobile devices and commercial and other applications with display devices. For example, a substantial percentage of our sales are derived from our panels and other related products for televisions, which accounted for 45.3%, 42.0% and 44.3% of our net revenue in 2013, 2014 and 2015, respectively. We will continue to be dependent on the growth of the televisions, monitors, mobile PCs, mobile devices and commercial and other applications for a substantial portion of our net revenue, and any downturn in these industries would result in reduced demand for our products, reduced net revenue, lower selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

If we are unable to achieve high capacity utilization rates, our results of operations will be affected adversely.

High capacity utilization rates allow us to allocate fixed costs over a greater number of products produced. Increases or decreases in capacity utilization rates can impact significantly our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on achieving high capacity utilization rates. In turn, our ability to achieve high capacity utilization rates will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices.

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2016 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the technology industry can result in a decline in the selling prices of our products and the obsolescence of our existing inventory. This can result in a decrease in the stated value of our inventory, which we value at the lower of cost or net realizable value.

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

We depend on a small number of customers for a substantial portion of our net revenue, and a loss of any one of these customers, a significant decrease in orders from any of these customers or difficulty in collection of accounts receivables would result in the loss of a significant portion of our net revenue and/or material adverse effect on our results of operation.

We depend on a small number of customers for a substantial portion of our business. In 2013, 2014 and 2015, our five largest customers accounted for 39.7%, 33.4% and 36.5%, respectively, of our net revenue. In addition, certain customers individually accounted for more than 10% of our net revenue in the last three years. For example, Samsung Group accounted for 13.8%, 10.2% and 11.7% of our net revenue in 2013, 2014 and 2015, respectively.

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

Our customers generally provide rolling forecasts several months in advance of, and do not place firm purchase orders until several weeks before the expected shipment date. There is no assurance that there will not be unexpected decreases in firm orders or subsequent changes to placed orders from our customers. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs or our shares.

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

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. Our ability to expand our production facilities and establish advanced technology fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in connection with new capacity, technological upgrade and the enhancement of capacity value. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan and strategy;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment;

•	costs of construction and installation;

•	market conditions for financing activities of display panel and solar manufacturers;

•	interest rates and foreign exchange rates; and

•	social, economic, financial, political and other conditions in Taiwan and elsewhere.

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

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in new capacity. Our competitors may be able to grasp the market opportunities before us by introducing new products using such capacity. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the display industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development, including the ability to develop new technologies such as AMOLED or LTPS;

•	time-to-market; and

•	access to capital and financing ability.

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

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to US GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Taiwan IFRS pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC. Accordingly, we have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes, we have also adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, we are no longer required to reconcile our consolidated financial statements with US GAAP.

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

Under IFRS, we are required to evaluate our investments and long-term non-financial assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to recognize an impairment charge. For example, we recognized an impairment charge of NT$6,755.2 million (US$206.0 million) on M.Setek’s long-term assets in relation to the cessation of polysilicon production of M.Setek. Such impairment charge was recognized in the fourth quarter of 2015.

In addition, under IFRS, we are required to determine the realizability of our deferred tax assets. Any impairment charge on our investments and long-term non-financial assets, or the inability to recognize or the subsequent derecognization of previously recognized deferred tax assets may have a material adverse effect on our operating results.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. The valuation of long-term non-financial assets is subjective and requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in our stock price and market capitalization. Changes in these estimates and assumptions, or changes in actual performance compared with estimates of our future performance, may affect the fair value of long-term non-financial assets, which may result in an impairment charge. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Our divestiture strategies and divestment activities may affect our financial performance and the market price of our shares and ADSs.

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. For example, we sold all of our shareholding in BMC in the open market in 2014. We received total net proceeds of approximately NT$433.8 million and recorded a gain from disposal of NT$301.6 million. These divestment activities may result in either gains or losses and we cannot assure you that we can always make divestment with a gain. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resource to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares and ADSs.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman and President. If any legal proceedings are brought against our senior management in the future, these proceedings may divert such senior management’s attention from our business operations. Our reputation may also be harmed as a result of any negative publicity associated with these charges or otherwise.

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

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.9% of our outstanding shares as of February 29, 2016 and is also one of our large customers. Qisda and its subsidiaries accounted for 2.4%, 2.9% and 3.4% of our net revenue in 2013, 2014 and 2015, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 29, 2016, one of our nine directors is a representative of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our former Chairman, is also the Chairman of Qisda and BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud.

The United States Securities and Exchange Commission (the “SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal controls over financial reporting unless the company is exempt from such requirement. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

Our planned international expansion poses additional risks and could fail, which could cost us valuable resources and adversely affect our results of operations.

To meet our clients’ requirements, we have expanded our operations internationally, which has led to operations across many countries. For example, we have established LCD module-assembly operations and are establishing a 6-generation LTPS fab in China in order to provide more immediate services to our customers in China. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. For example, many countries where we are conducting business may amend their tax laws in accordance with Base Erosion and Profit Shifting (“BEPS”) project of the Organization for Economic Co-operation and Development (“OECD”) due to economic and political pressures. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These requirements has required companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file Form SD, containing the conflict minerals disclosure for the prior calendar year, beginning May 31, 2014. Currently, such conflict is not determinable in our case and we cannot assure you that conflict minerals identified under the conflict minerals rules issued by the SEC are not used in our products. We may be subject to the new disclosure requirements related to the conflict minerals. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals to be not conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like glass substrates, liquid crystals, color filters, polarizers and driver ICs from a limited group of suppliers, both foreign and domestic. Our operations would be affected adversely if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. Further, our suppliers may also face shortage in supply of their key raw materials. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and/or continue to increase our production capacity.

We depend on supplies of certain principal raw materials and components mainly from suppliers with production in certain jurisdictions, such as Taiwan, Japan and Korea. We cannot assure you that we will be able to obtain sufficient quantities of raw materials, components and other supplies of an acceptable quality in the future. Our inability to obtain raw materials and components of the right quality in a timely and cost-effective manner or our suppliers’ failure in obtaining their raw materials may cause us to delay our production and delivery schedules, which may result in the loss of our customers and revenues.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we continually must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize more advanced display technologies, such as UHD 4K (3840x2160 pixel), curved display, Wide Color Gamut (“WCG”), High Dynamic Range (“HDR”), Bezel-less, touch and other technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high-quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with certain companies for product and manufacturing process technologies related to the production of certain products, including certain display panels. See “Item 4. Information on The Company—4.B. Business Overview—Intellectual Property—License Agreements.” If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs which we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are involved in intellectual property disputes with third parties. There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

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

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could affect adversely our business.

We rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. Our current standard employment agreement with our employees contains a confidentiality provision which generally provides that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could affect adversely our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of the relevant agreements and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the industry.

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

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in areas including Taiwan, the PRC, Japan and Singapore. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future. Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire, etc. could cause delays or disrupt in production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. In addition, shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage in the future could seriously hurt our business. Besides, our manufacturing processes require a substantial amount of water. Although currently a significant portion of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages. We may encounter droughts in the Hsinchu, Taoyuan or Taichung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

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

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in Suzhou, Jiangsu Province of the PRC, which began operations in July 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. We obtained approval from MOEAIC to make an equity investment to establish an 8.5-generation fab in Kunshan, PRC in June 2011. We have completed the construction of buildings of this fab in 2012. However, in January 2014, we revised our original investment plan from establishing an 8.5-generation fab to a 6-generation LTPS fab to meet market demands and had been approved by MOEAIC in March 2014. The ramp up schedule will be subject to market conditions. As of December 31, 2015, we had 18 subsidiaries incorporated in the PRC, primarily focusing on module-assembly operations and related supporting services. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

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

Most of our assets and operations are located in Taiwan and approximately 33.2% of our net revenue was derived from customers in Taiwan in 2015. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2015 to December 31, 2015, the Taiwan Stock Exchange Index peaked at 9,973.12 on April 27, 2015, and reached a low of 7,410.34 on August 24, 2015. Over the same period, daily closing values of our shares ranged from NT$8.11 per share to NT$18.90 per share. On March 11, 2016, the Taiwan Stock Exchange Index closed at 8,706.14, and the closing value of our shares was NT$9.70 per share.

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

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar and other currencies. Our sales, raw materials and components and capital expenditures are denominated mainly in U.S. dollars, Japanese yen and NT dollars in varying amounts. For example, in 2015, approximately 92.3% of our net revenue was denominated in U.S. dollars. During the same period, approximately 72.4%, 16.5% and 9.2% of our raw materials and component costs were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. In addition, in 2015, approximately 40.0%, 36.2%, 12.3% and 10.4% of our total capital expenditures (principally for the purchase of equipment) were denominated in Japanese yen, NT dollars, U.S. dollars and Renminbi, respectively. From time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, but we cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net revenue is derived from sales to customers located outside of Taiwan. In 2013, 2014 and 2015, sales to our overseas customers accounted for 65.5%, 66.8% and 66.8%, respectively, of our net revenue. In addition, a significant portion of our sales to customers in Taiwan is made to original equipment manufacturing service provider customers that use our display panels in the products that they manufacture on a contract basis for brand companies worldwide. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net revenue. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties, or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales. For example, the display panel industry in Taiwan may be negatively impacted by the China-South Korea Free Trade Agreement (“FTA”) effective in December 2015, under which tariff reduction covers several areas of trade including display panels and polarizer products. However, the FTA is likely not to have an immediate significant effect on us as the tariff reduction for panel products commences from the ninth year after the FTA took effect.

We face risks related to health epidemics and outbreaks of contagious disease.

In 2009 and 2011, there have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. In 2014, a deadly disease called Ebola virus diseases (“EVD”) caused thousands of death in West Africa and also spread to other parts of world. In May 2015, another deadly disease named Middle East Respiratory Syndrome (“MERS”) outbreak in South Korea and spread to other Asia countries, causing hundreds of death. The outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza, EVD, MERS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the FSC, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously issued ADSs have been cancelled. In addition, in the case of a deposit of our shares requested under item (4) above, the depositary will refuse to accept deposit of our shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may specify blackout periods (during which deposits may not be made), minimum and maximum amounts and frequencies of deposits.

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

Our equity holders may experience dilution if we issue remunerations in the form of stock and stock options to employees or sell additional equity or equity-linked securities.

Similar to other technology companies in Taiwan, from time to time we may issue remunerations to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. We did not issue shares to our employees in 2013, 2014 or 2015. In addition, we did not grant any stock options to our employees in 2013, 2014 or 2015. If we issue remunerations in the form of stock or stock options to employees in the future, our equity holders may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. This unsecured zero coupon convertible bonds had been matured in October 2015, and none of them has been converted into shares of the Company. As of the date of this report, we have no outstanding equity-linked securities. However, any future issuance of additional equity or equity-linked securities could each cause dilution to ADS holders.

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

In addition, PRC investors’ investments in our shares are subject to various restrictions, specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Accordingly, the qualification criteria for a PRC person to make investment and the investment threshold imposed by the ROC government might cause a ADS holder who is a PRC person to be unable to withdraw and hold our shares.

The protection of the interests of our public shareholders available under our Articles of Incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our Articles of Incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Act also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that our audit committee institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE rules applicable to domestic issuers. In addition, as a foreign private issuer, we are exempt from certain rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, as amended.

Future sales or perceived sales of securities by us, our senior management, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 29, 2016, we had an aggregate of 9,624.2 million shares issued and outstanding, most of which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. For example, in May 2013, we issued 797,199,580 common shares for cash to sponsor the issuance of US$350.8 million ADSs. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Act. Most of our directors and executive officers, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. It is also not entirely certain that an action for civil liability predicated solely on the United States federal securities laws could be brought directly in the ROC courts.

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

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M.Setek, a major polysilicon, ingot and solar wafer manufacturer in Japan, through equity investments in 2009. Furthermore, in May 2010, we formed a joint venture named AUO SunPower Sdn. Bhd. (“AUSP”) with SunPower Technology, Ltd. (“SPTL”), a subsidiary of SunPower Corporation, to construct and operate a solar cell manufacturing facility in Malaysia. Since 2011, in order to expand our operation in the supply chain of the solar industry, we have also operated ingot and solar wafer related business through our subsidiary AUO Crystal Corp. The manufacturing facilities of AUO Crystal Corp. are located in Taiwan and Malaysia. In January 2016, in order to focus on producing products with more added value, we decided to cease the production of polysilicon considering the volatile market condition, over-supply of polysilicon and lack of competitive advantages in producing polysilicon.

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

Solar business. We entered into the solar business at the end of 2008, and have established a vertically integrated solar value chain, including manufacturing and branding capabilities for our solar products. We are capable of manufacturing upstream and midstream products such as polysilicon, ingots, solar wafers and solar cells. We also design, develop and manufacture solar modules, build solar systems and provide various value-added services for solar systems projects. In January 2016, in order to focus on producing products with more added value, we decided to cease the production of polysilicon considering the volatile market condition, over-supply of polysilicon and lack of competitive advantages in producing polysilicon.

For the year ended December 31, 2015, net revenue generated from our display business and solar business were NT$333.4 billion (US$10.2 billion) and NT$26.9 billion (US$0.8 billion), respectively, representing approximately 92.5% and 7.5% of our total net revenue, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 39 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs”. With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. As of February 29, 2016, all the fabs listed under “— 4.D. Property, Plants and Equipment” have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display products for the following principal product categories:

•	Televisions, which typically utilize display panels ranging from 17 inches to 85 inches, including panels for televisions, TV sets and other related products for televisions.

•	Monitors, which typically utilize display panels ranging from 17 inches to 35 inches, including products such as desktop monitors.

•	Mobile PCs, which typically utilize display panels ranging from 6 inches to 17.3 inches, including products such as notebooks and tablets.

•	Mobile devices, which typically utilize display panels ranging from 1.4 inches to 6 inches, including products such as mobile phones.

•	Commercial and other applications, which typically utilize display panels ranging from 1.2 inches to 24 inches or above for use in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines and others.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(Panels in thousands)
Products for Televisions	33,521.0	31,793.3	30,076.3
Products for Monitors	30,983.9	28,561.7	26,483.7
Products for Mobile PCs	59,325.0	66,148.5	54,130.0
Products for Mobile Devices	89,045.0	102,642.1	114,843.5
Products for Commercial and Other Applications	56,619.4	58,478.5	52,929.6
Total	269,494.3	287,624.1	278,463.1

The following table sets forth our net revenue by product category for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Products for Televisions	188,428.2	45.3	171,399.6	42.0	159,534.8	4,865.4	44.3
Products for Monitors	59,564.2	14.3	57,549.0	14.1	48,234.5	1,471.0	13.4
Products for Mobile PCs	78,376.8	18.8	75,353.6	18.5	52,488.1	1,600.7	14.6
Products for Mobile Devices	26,670.0	6.4	34,412.5	8.4	23,622.5	720.4	6.5
Products for Commercial and Others(1)	45,797.0	11.0	45,620.5	11.2	49,512.4	1,510.0	13.7
Solar Products	17,526.8	4.2	23,843.5	5.8	26,954.2	822.0	7.5
Total	416,363.0	100.0	408,178.7	100.0	360,346.5	10,989.5	100.0

(1)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

Products for Televisions

Our current portfolio of products for televisions consists of 17-inch to 85-inch panels. In 2015, approximately 87.2% of the sales of products for televisions we produced were 39 inches and above. In 2013, 2014 and 2015, sales of products for televisions accounted for 45.3%, 42.0% and 44.3%, respectively, of our net revenue.

Products for Monitors

In 2013, 2014 and 2015, sales of products for monitors accounted for 14.3%, 14.1% and 13.4%, respectively, of our net revenue. The most commonly produced size of monitors changes as the generation of TFT-LCD manufacturing technology evolves, with manufacturers moving production to panel sizes that make the most efficient use of glass substrates processed by their fabs. In 2015, 19.5-, 21.5- and 24-inch panels produced by us were most commonly for monitors.

Products for Mobile PCs

In 2013, 2014 and 2015, sales of products for mobile PCs accounted for 18.8%, 18.5% and 14.6%, respectively, of our net revenue. In 2015, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 produced by us are the most commonly sizes for notebooks, while 7- to 10.1-inch panels produced by us are the most commonly sizes for tablets.

Products for Mobile Devices

Our products for mobile devices are used in products such as mobile phones. In 2013, 2014 and 2015, sales of products for mobile devices accounted for 6.4%, 8.4% and 6.5%, respectively, of our net revenue.

Products for Commercial and Others

Our products for commercial and others are used in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines and others. In 2013, 2014 and 2015, sales of products for commercial and others accounted for 11.0%, 11.2% and 13.7%, respectively, of our net revenue.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan and other areas. The following table sets forth the geographic breakdown of our net revenue by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
Region	NT$	%	NT$	%	NT$	US$	%
	(in millions, except percentages)
Taiwan	143,549.4	34.5	135,420.4	33.2	119,626.4	3,648.2	33.2
PRC	141,951.3	34.1	135,102.4	33.1	123,476.5	3,765.7	34.3
Japan	42,562.6	10.2	37,410.4	9.1	37,903.9	1,156.0	10.5
Singapore	23,280.8	5.6	34,237.7	8.4	30,210.6	921.3	8.4
Malaysia	12,986.3	3.1	12,952.0	3.2	10,456.0	318.9	2.9
Others(1)	52,032.6	12.5	53,055.8	13.0	38,673.1	1,179.4	10.7
Total	416,363.0	100.0	408,178.7	100.0	360,346.5	10,989.5	100.0

(1)	Include the Untied States, Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net revenue for the past three years. A significant portion of these sales were made to original equipment manufacturing service providers who use our panels in the products they manufacture on a contract basis for brand companies worldwide.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net revenue is attributable to a small number of our customers. In 2013, 2014 and 2015, our five largest customers accounted for 39.7%, 33.4% and 36.5%, respectively, of our net revenue. In addition, some customers individually accounted for more than 10% of our net revenue for each of the last three years. For example, Samsung Group accounted for 13.8%, 10.2% and 11.7% of our net revenue in 2013, 2014 and 2015, respectively.

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

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming several months, and typically place purchase orders several weeks before the expected shipment date. We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2015, our reserve for warranties totaled NT$1,819.5 million (US$55.5 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Selling prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. From time to time, we may extend longer credit terms to our large customers as compared to our smaller customers. The average number of collection days extended for sales to our customers for the years ended December 31, 2013, 2014 and 2015 was 38 days, 46 days and 48 days, respectively. We believe the terms for customers and products are comparable to the terms offered by our industry peers.

Our business is subject to seasonal fluctuations common in the display panel industry, which in turn is affected by the seasonality of demand for consumer and other end-products produced by our customers. Our low seasons typically start in the fourth quarter and may go lower in the first quarter; while our high seasons generally start in the second quarter and may go higher in the third quarter. The seasonality of our sales also may be affected by factors, including economic downturn, our inventory management and certain special events such as government subsidies and sports events.

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

Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Driver ICs
Asahi Glass	JNC Corporation	Dai Nippon Printing	BMC(1)	Novatek
Corning Taiwan	Merck	Toray Industries	LG Chem	Raydium(2)
Nippon Electric Glass			Nitto Denko
Sumika Technology

(1)	BMC is a subsidiary of one of our major shareholders, Qisda. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

(2)	Raydium is our investee. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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

In 2015, we raised our equipment purchases from 2014 primarily due to the new capacity at our 8.5-generation fab in Taiwan and the installation of our 6-generation LTPS fab in China. Going forward, we expect to maintain investments in advanced technology and new capacity based on market conditions. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe our principal competitors include LG Display and Samsung Display in Korea; Innolux, Chunghwa Picture Tubes and Hannstar Display in Taiwan; Sharp, Panasonic LCD, and Japan Display in Japan; and BOE, Century, Tianma, EverDisplay Optronics, China Star Optoelectronics Technology and CEC-PANDA LCD Technology in the PRC.

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

Solar Business

Through our subsidiaries AUO Crystal Corp. and M.Setek, we mainly focus on research, production and sales of solar materials, such as ingots and solar wafers. Our principal manufacturing sites for ingots and solar wafers are located in Taiwan, Japan and Malaysia. In addition, we are among the very few companies in Taiwan and worldwide which are capable of producing both mono-crystalline solar wafers and multi-crystalline solar wafers as a result of our comprehensive product line ranging from ingots to solar wafers.

We also design, develop and manufacture solar modules, build solar systems and provide various value-added services for solar systems projects. A solar module is an assembly of solar cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar modules are manufactured with multi-crystalline solar cells and mono-crystalline solar cells. A solar system consists of one or more solar modules that are physically mounted and electrically interconnected with system components such as inverters, mounting structures, wiring systems and other devices to produce and store electricity. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment.” for information on our principal manufacturing sites for the solar business.

We sell our ingot and solar wafer products primarily to solar cell manufacturers. We are also dedicated to reach out new clients in emerging markets to enlarge our current customer base. We sell our solar modules primarily to overseas customers, including installers, solar system integrators, property developers and other value-added resellers, which incorporate our solar modules into large on-grid integrated solar systems with inverters, mounting structures and wiring systems. We have commenced mass production of back-contact mono-crystalline modules with conversion efficiencies over 20% since 2011. With our efforts, we reached accumulated shipment of 1 gigawatt of solar modules as of October 2014. In addition, with our efforts to provide value-added services for solar systems projects, we have successfully completed and secured solar projects with our global partners in Europe, the United States, Asia and elsewhere.

In 2015, revenues generated from our solar business amounted to NT$26,954.2 million (US$822.0 million), representing 7.5% of our total net revenue for 2015.

Quality Management

Our quality management system includes design quality assurance, manufacturing quality assurance, vendor quality assurance and service quality assurance. By structuring quality management system, building up product design and development procedures for our different business applications as well as conducting market analysis, feasibility study, risk assessment, product verification and validation in our product development process, we endeavor to achieve first time right approach. We are also dedicated to production quality control and process technology enhancement upon failure modes and effect analysis, process control plan, statistical process control and measurement system analysis.

For vendor quality assurance, we cooperate with our primary suppliers through our extensive experience and effective management. We encourage suppliers to demonstrate quality control and reliability, and also perform an annual customer satisfaction survey to ensure that their needs are well understood and addressed. Customer feedbacks are critical to our continual improvement plans. In addition, we advise quality audit program, nonconformity management and the hazardous chemical management to secure long-term agreements and develop strategic relationships.

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

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods, and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, most of our insurance policies cover the amount equal to the book value of assets. As of December 31, 2015, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$43.1 billion (US$1.3 billion) for all of our inventories and NT$701.6 billion (US$21.4 billion) for our equipment and facilities. In addition, as of December 31, 2015, we had insurance coverage for business interruptions in the aggregate amount of NT$46.1 billion (US$1.4 billion).

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

On December 29, 2015, we announced the launch of the process water full-recycling system to be operated at our Lungtan site. Through various recycling phases, process water could be condensed and reduced to zero liquid discharge by high-efficient evaporation equipment. We will continue to create values and opportunities for sustainable development.

Intellectual Property

Overview

As of February 29, 2016, we had filed more than 22,200 patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union, Korea and others. These patent applications include patents for TFT-LCD manufacturing processes and products, and more than 15,700 patents were issued as of February 29, 2016. Most of these patents have a term of 20 years. In addition, we have registered “AU Optronics” as trademarks in some countries and jurisdictions where we operate, including ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as trademarks in the ROC, PRC, United States, European Union, Japan and Korea.

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

License Agreements

We have entered into patent and intellectual property license and cross-license agreements, some of which require periodic royalty payments. For example: (i) we have a license agreement with FDTC (subsequently assumed by Fujitsu Limited), effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain TFT-LCD panels at our facilities, (ii) we entered into a cross-license agreements with each of Sharp, LG Display Co., Ltd. (“LGD”), Samsung Electronics Co., Ltd. (“Samsung”) and Hydis Technologies Co., Ltd. (“Hydis”, E Ink’s Korean subsidiary), respectively. Under each of these agreements, each party granted to the other non-transferable and non-exclusive licenses in relation to certain patents involving LCD related technologies, (iii) we have a cross-license agreement with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display Co., Ltd. (formerly known as IPS Alpha Technology Ltd.), under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (iv) we have a license agreement with Semiconductor Energy Laboratory Co., Ltd., which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and certain OLED products, (v) we have a cross-license agreement with Toshiba Mobile Display Co., Ltd., under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (vi) we have a cross-license agreement with E Ink Holdings Inc. (“E Ink”), under which AUO granted to E Ink non-transferrable and non-exclusive licenses under certain patents involving LCD-related and certain other technologies, and E Ink granted to AUO a non-transferrable and non-exclusive licenses under certain patents involving LCD-related technologies, (vii) we have a cross-license agreement with Seiko Epson Corporation (“Seiko Epson”), under which AUO granted to Seiko Epson non-transferrable and non-exclusive licenses under certain patents involving certain technologies, and Seiko Epson granted to AUO a non-transferrable and non-exclusive license under certain patents involving LCD related technologies, and (viii) we have a trademark licensing agreement with BenQ Corporation, under which BenQ Corporation granted AUO a non-exclusive trademark license for the development, marketing and sale of our solar products and services.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

4.C.   Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2015.

AU Optronics Corp.
100%
Taiwan CFI Co., Ltd.
100%
Space Money Inc.
100%
AU Optronics (L) Corp.
100%
Konly Venture Corp.
8.50%
Darwin Precisions Corporation (1)
13.32%
AUO Crystal Corp. (2)
0.0005%
Sanda Materials Corporation (4)
100%
Fargen Power Corporation
100%
Evergen Power Corporation
100%
LiGen Power Corporation
100%
Ronly Venture Corp.
5.50%
Darwin Precisions Corporation (1)
0.82%
AUO Crystal Corp. (2)
0.0002%
Sanda Materials Corporation (4)
82.40%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
32.16%
Darwin Precisions Corporation (1)
29.71%
BriView (L) Corp. (3)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Darwin Precisions (Suzhou) Corp.
100%
Darwin Precisions (Xiamen) Corp.
100%
Darwin Precisions (Chengdu) Corp. (5)
100%
Force International Holding Ltd.
100%
Forefront Corporation
100%
Forhouse Electronics (Suzhou) Co., Ltd.
100%
Forhouse International Holding Ltd.
100%
Full Luck Precisions Co., Ltd.
100%
Full Luck (Wujiang) Precisions Co., Ltd. (5)
100%
Prime Forward International Ltd.
100%
Fortech Electronics (Kunshan) Co., Ltd.
100%
Forward Optronics International Corp.
65.52%
Suzhou Forplax Optronics Co., Ltd.
100%
Fortech International Corp.
34.48%
100%
Fortech Electronics (Suzhou) Co., Ltd.
100%
Fortech Optronics (Xiamen) Co., Ltd.
99.99%
Sanda Materials Corporation (4)
99.9991%
M.Setek Co., Ltd.
AUO Energy (Tianjin) Corp.
100%
AUO Green Energy Europe B.V.
100%
AUO Green Energy America Corp.
100%
100%
AUO Green Energy Germany GmbH (5)
BriView (Hefei) Co., Ltd.
100%
BriView (Xiamen) Corp. (6)
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
100%
AU Optronics (Slovakia) s.r.o.
100%
AU Optronics Manufacturing (Shanghai) Corp.
100%
AFPD Pte., Ltd.
51%
Huizhou Bri-King Optronics Co., Ltd.(5)
51%
AU Optronics (Kunshan) Co., Ltd.
100%
a.u. Vista Inc.

(1) 32.16% held directly by us, 8.50% held indirectly through Konly Venture Corp. and 5.50% held indirectly through Ronly Venture Corp., respectively.

(2) 82.40% held directly by us, 13.32% held indirectly through Konly Venture Corp. and 0.82% held indirectly through Ronly Venture Corp., respectively.

(3) 70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(4) 99.99% held directly by us, 0.0005% held indirectly through Konly Venture Corp. and 0.0002% held indirectly through Ronly Venture Corp., respectively.

(5) In the process of liquidation.

(6) Shares will be sold to AU Optronics (Xiaman) Corp. and the transfer is expected to be completed in the first half of 2016.

The following table sets forth summary information for our subsidiaries as of December 31, 2015.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%
AU Optronics Corporation America	Sales and sales support of TFT-LCD panels	United States	100.00%(1)
AU Optronics Corporation Japan	Sales support of TFT-LCD panels	Japan	100.00%(1)
AU Optronics Europe B.V.	Sales support of TFT-LCD panels	Netherlands	100.00%(1)
AU Optronics Korea Ltd.	Sales support of TFT-LCD panels	South Korea	100.00%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD panels	Singapore	100.00%(1)
AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD panels	PRC	100.00%(1)
AU Optronics (Xiamen) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Suzhou) Corp., Ltd.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar modules	Czech Republic	100.00%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Slovakia) s.r.o.	Repairing of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of molds	Slovakia Republic	100.00%(1)
AUO Energy (Tianjin) Corp.	Manufacturing and sale of solar modules	PRC	100.00%(13)
AUO Green Energy America Corp.	Sales and sales support of solar modules	United States	100.00%(13)
AUO Green Energy Europe B.V.	Holding company and sales support of solar modules	Netherlands	100.00%(13)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(5)
Darwin Precisions (L) Corp.	Holding company	Malaysia	100.00%(2)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Chengdu) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)(23)
Huizhou Bri-King Optronics Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	51.00%(1)(23)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(5)
Forhouse International Holding Ltd.	Holding company	BVI	100.00%(2)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest

Force International Holding Ltd.	Holding company	BVI	100.00%(2)
Forefront Corporation	Holding company	Mauritius	100.00%(20)
Fortech International Corp.	Holding company	Mauritius	100.00%(16)
Forward Optronics International Corp.	Holding company	Samoa	100.00%(16)
Prime Forward International Ltd.	Holding company	Samoa	100.00%(16)
Full Luck Precisions Co., Ltd.	Holding company	Mauritius	100.00%(16)
Forhouse Electronics (Suzhou) Co., Ltd.	Manufacturing of motorized treadmills	PRC	100.00%(21)
Fortech Electronics (Suzhou) Co., Ltd.	Manufacturing and sale of light guide plates, backlight modules and related parts	PRC	100.00%(17)
Fortech Optronics (Xiamen) Co., Ltd.	Manufacturing and sale of light guide plates, backlight modules and related parts	PRC	100.00%(17)
Suzhou Forplax Optronics Co., Ltd.	Manufacturing and sale of precision plastic parts	PRC	100.00%(22)
Fortech Electronics (Kunshan) Co., Ltd.	Manufacturing and sale of light guide plates backlight modules and related parts	PRC	100.00%(18)
Full Luck (Wujiang) Precisions Co., Ltd.	Manufacturing and sale of precision metal parts	PRC	100.00%(19)(23)
Konly Venture Corp.	Venture capital investment	ROC	100.00%
Ronly Venture Corp.	Venture capital investment	ROC	100.00%
Darwin Precisions Corporation	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts	ROC	46.16%(6)(7)
Taiwan CFI Co., Ltd.(25)	Manufacturing and sale of color filters	ROC	100.00%
BriView (L) Corp.	Holding company	Malaysia	100.00%(12)
AUO Crystal Corp.	Manufacturing and sale of ingots and solar wafers	ROC	96.54%(11)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of solar wafers	Malaysia	100.00%(9)
M.Setek Co., Ltd.	Manufacturing and sale of ingots(24)	Japan	99.9991%(14)
AFPD Pte., Ltd.	Manufacturing TFT-LCD panels based on low temperature polysilicon technology	Singapore	100.00%(1)

AU Optronics (Kunshan) Co., Ltd.	Manufacturing and sale of TFT-LCD panels	PRC	51.00%(1)
AUO Green Energy Germany GmbH	Sales support of solar modules	Germany	100.00%(10) (23)
Fargen Power Corporation	Solar power generation	ROC	100.00%(8)
Evergen Power Corporation	Solar power generation	ROC	100.00%(8)
Sanda Materials Corporation	Holding compnay	ROC	99.99%(15)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest

a. u. Vista Inc.	Research and development and IP related business	United States	100.00%(1)
Space Money Inc.	Sale of TFT-LCD panels; leasing	ROC	100.00%
LiGen Power Corporation	Solar power generation	ROC	100.00%(8)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.
(2)	Indirectly, through our 46.16% ownership of Darwin Precisions Corporation.
(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.
(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.
(5)	Indirectly, through our 100% ownership of BriView (L) Corp.
(6)	32.16% held directly by us, 8.50% held indirectly by Konly Venture Corp. and 5.50% held indirectly by Ronly Venture Corp., respectively.
(7)	We exercise de facto control over the relevant operating activities of Darwin Precisions Corporation. As a result, we consolidated Darwin Precisions Corporation.
(8)	Indirectly, through our 100% ownership of Konly Venture Corp.
(9)	Indirectly, through our 96.54% ownership of AUO Crystal Corp.
(10)	Indirectly, through our 100% ownership of AUO Green Energy Europe B.V.
(11)	82.40% held directly by us, 13.32% held indirectly through Konly Venture Corp. and 0.82% held indirectly through Ronly Venture Corp., respectively.
(12)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively. We hold 46.16% ownership of Darwin Precisions Corporation.
(13)	Indirectly, through our 100% ownership of AU Optronics Singapore Pte. Ltd.
(14)	Indirectly, through our 99.99% ownership of Sanda Materials Corporation.
(15)	99.99% held directly by us, 0.0005% held indirectly through Konly Venture Corp., and 0.0002% held indirectly through Ronly Venture Corp., respectively.
(16)	Indirectly, through our 100% ownership of Forhouse International Holding Ltd.
(17)	Indirectly, through our 100% ownership of Fortech International Corp.
(18)	Indirectly, through our 100% ownership of Prime Forward International Ltd.
(19)	Indirectly, through our 100% ownership of Full Luck Precisions Co., Ltd.
(20)	Indirectly, through our 100% ownership of Force International Holding Ltd.
(21)	Indirectly, through our 100% ownership of Forefront Corporation.
(22)	65.52% held indirectly through Forward Optronics International Corp. and 34.48% held indirectly through Fortech International Corp., respectively.
(23)	Darwin Precisions (Chengdu) Corp., Full Luck (Wujiang) Precisions Co., Ltd. and Huizhou Bri-King Optronics Co., Ltd. are in the process of liquidation as of December 31, 2015. AUO Green Energy Germany GmbH completed liquidation in the first quarter of 2016.
(24)	The board of directors of M.Setek resolved on January 8, 2016 to cease the production of polysilicon and to focus on the production of ingot.
(25)	Previously named as “Toppan CFI (Taiwan) Co., Ltd.”

4.D. Property, Plants and Equipment

Principal Facilities

Display Business

As of December 31, 2015, we had a monthly capacity to produce approximately 2.1 million to 2.5 million square meters of glass area of TFT-LCD panels. The capacity may be subject to change due to factors such as product mix and platform transition.

As of February 29, 2016, our principal manufacturing sites were located in Taiwan, the PRC, Europe and Singapore. The following table sets forth certain information relating to our principal facilities as of February 29, 2016. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Xiamen Torch Hi-tech Industrial Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
L3C	No. 23, Li-Hsin Rd., Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	3.5	600x720	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2017)

L3D L5D	No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan Dist., Taoyuan 33383, Taiwan, ROC	162,826	3.5 5	620x750 1,100x 1,300	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

L4A L5A L5B	No. 1, Xinhe Rd., Aspire Park, Lungtan Dist., Taoyuan 32543, Taiwan, ROC	535,528	4 5 5	680x880 1,100x1,250 1,100x1,300	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

L6B	No. 228, Lungke St., Lungke Science Park, Lungtan Dist., Taoyuan 32542, Taiwan, ROC	867,955	6	1,500x1,850	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

L6A L5C L7A L7B L8A	No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750	6 5 7.5 7.5 8.5	1,500x1,850 1,100x1,300 1,950x2,250 1,950x2,250 2,200x2,500	March 2005 August 2005 June 2006 March 2009 March 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
L8B	No. 1, Machang Rd., Central Taiwan Science Park, Houli Dist., Taichung 42147, Taiwan, ROC	587,810	8.5	2,200x2,500	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

L4B	10 Tampines Industrial Avenue 3, Singapore 528798	183,341	4.5	730x920	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

Module S01, S02, S06	No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

Module S03	No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC	83,508	N/A	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

Module S11, S16, S17	No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Solar Business

As of December 31, 2015, our solar business had the capacity of producing 350 tons of polysilicon per month, 540 tons of ingot per month, 31,000 thousand pieces (kpcs) of wafer per month, and 350 megawatt of solar modules per year. The actual shipment may be subject to market conditions, customer demand and capacity outsourcing. In January 2016, in order to focus on producing products with more added value, we decided to cease the production of polysilicon considering the volatile market condition, over-supply of polysilicon and lack of competitive advantages in producing polysilicon.

As of February 29, 2016, our principal manufacturing sites for solar business were located in Taiwan, Japan, Europe and Malaysia. The following table sets forth certain information relating to our principal facilities for solar business as of February 29, 2016.

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750(1)	April 2010 November 2011	Manufacturing of solar modules	• Building is owned • Land is leased (expires in December 2022)

No. 1, Zhongke Rd., Xitun Dist., Taichung 40763, Taiwan, ROC	9,559	June 2011	Production of wafers	• Building is owned • Land is leased (expires in December 2022)

No. 2, Jian 7th Rd., Wuqi Dist., Taichung 43541, Taiwan, ROC	19,510	October 2011	Production of ingots	• Building is owned • Land is leased (expires in December 2020)

No. 335, sec. 2, Houke Rd., Houli Dist., Taichung 42152, Taiwan, ROC	44,225	June 2012	Production of ingots and wafers	• Building is owned • Land is leased (expires in December 2030)

Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,587 (including Kochi Site 1 and Kochi Site 2)	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingots	• Building is owned • Land is owned

Soma 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan	47,596 (including Soma Site 1 and Soma Site 2)	Soma Site 1: October 2007 Soma Site 2: February 2011	Production of polysilicon(2)	• Building is owned • Land is owned

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	July 2010	Manufacturing of solar modules	• Building is leased (expires in December 2021) • Land is leased (expires in December 2021)

Bhd.Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	8,578	March 2011	Production of wafers	• Building is leased • Land is leased

(1)	Shared the same facility with L6A, L5C, L7A, L7B and L8A fabs.
(2)	In January 2016, we decided to cease the production of polysilicon.

Expansion Projects

In order to sustain our long-term profit model, we plan to invest in capacity expansion, new facilities and technology upgrading for the purpose of manufacturing competitive products to differentiate ourselves against our competitors.

Set forth below is the description of our principal expansion projects:

6-Generation Fab in Kunshan, PRC. To further capture the market of mobile devices, we are in the process of establishing a 6-generation LTPS fab in Kunshan, PRC to produce small to medium-size panels. The 6-generation fab is expected to be capable of processing substrates with dimensions of 1,500 x 1,850 millimeters, and we plan to begin commercial production in the second half of 2016. However, the ramp-up schedule will be subject to market conditions.

8.5-Generation Capacity Expansion. To cater to the expected strong demand in large-size panels, we plan to increase production capacity at our 8.5-generation facilities in Houli District, Taichung City, Taiwan by 25 thousand to 30 thousand substrates per month. The expanded capacity at our 8.5-generation facilities has already commenced commercial production in the first quarter of 2016.

We estimate our capital expenditures in 2016 to be around NT$45.0 billion for purposes including technology upgrading, the installation of our 6-generation LTPS fab in China and the capacity expansion at our 8.5-generation fab in Taiwan as mentioned above. Our principal sources of funds include cash on hand, cash flow from operations and financing activities, for instance the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. For further descriptions with regard to our capital expenditures and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.— Liquidity and Capital Resources— Capital Expenditures.”

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

General Market Conditions

The display panel industry in general has been characterized by cyclical market conditions. From time to time, the industry has experienced imbalances between excess supply and slowdowns in demand, and in certain periods, resulting in declines in selling prices. Our revenues primarily depend on the average selling prices and shipment volume of our panels and are affected by fluctuations in those prices and volumes. The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. Although the market demand has recently been affected by the global economic uncertainties, recently, it is expected that the demand for panels is likely to continue to grow mainly driven by a shift towards larger screen and higher resolution products and replacement cycle of TVs, including the flat screen replacement cycle in developed markets and CRT TV replacement cycle in emerging markets. However, there is still a lack of visibility into future demand and the outlook of display industry remains highly uncertain. We expect selling prices of panels will fluctuate from time to time due to the change of general market conditions.

To meet a potential future increase in demand, many display panel manufacturers, including our company, may expand capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the selling prices of panels in the future. In addition, we expect that, as is typical in the display panel industry, the selling prices for our existing product lines will gradually decrease as the cost of manufacturing display panels declines. However, the impact of such decreases may be offset through the development of new products.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. For 2015, we had a monthly capacity to produce approximately 2.1 million to 2.5 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. Our product mix also affects the overall average selling prices of our products. In general, higher valued products, such as products with larger-sized panels or higher resolution, typically command higher average selling prices. If the percentage of sales in higher valued products as a percentage of our net revenue increases, the overall average selling prices for all of our display products may likely improve. Moreover, higher selling prices are typically associated with new products and technologies when they are first introduced into the market, thus our ability to introduce and sell new products that offset the anticipated fluctuation and long-term declines in the selling prices of our existing products is also one of the most important factors to maintain or increase our revenues. We periodically review and adjust our product mix based on the demand for, and profitability of, the different panel sizes that we manufacture.

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

Revenue Recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns are estimated on the basis of historical experience, our management’s judgment, and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period during which the related revenue is recognized. There have been no changes in this policy for the last three years.

The movements of the allowance for sales returns and discounts are as follows:

	2013	2014	2015
	NT$	NT$	NT$	US$
	(in thousands)
Balance beginning of year	458,081	595,767	825,355	25,170.9
Provision charged to revenue	2,387,916	1,584,730	2,485,510	75,800.9

Utilized	(2,250,230)	(1,355,142)	(1,786,721)	(54,489.8)
Balance at end of year	595,767	825,355	1,524,144	46,482.0

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

Provisions of Warranty Obligations

We make a provision for warranty obligations based on the estimated costs that we expect to incur. These liabilities are accrued when product revenue are recognized. We make the provisions based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance. We regularly review the basis of the accrual and, if necessary, amend it as appropriate at the end of reporting period. There could be a significant impact on provisions for warranty obligations for any changes of the basis of the accrual. We recognized provisions for warranty obligations amounting to NT$2,668.5 million and NT$1,819.5 million (US$55.5 million) as of December 31, 2014 and 2015, respectively.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts expected to be realized are less than their cost basis or when we determine that inventories cannot be liquidated without price concessions, which may be affected by the number of months in which inventory items remain unsold and their prevailing market prices. Additionally, our analyses of the amount we expect to ultimately realize are based partially upon forecasts of demand for our products and any change to these forecasts. There have been no changes in this policy for the last three years.

Inventories write downs to net realizable value, which are amounts charged to cost of sales, were NT$5,106.5 million, NT$4,731.3 million and NT$5,661.3 million (US$172.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The provision made in 2015 increased mainly due to the inventory write-downs on certain products after considering their prevailing market prices. The provision made in 2014 decreased mainly due to a lower level of inventories at the end of 2014 compared to those in 2013.

Recoverability of Long-Lived Assets

Our long-lived assets include property, plant and equipment and intangible assets. We assess the impairment of long-lived assets at the reporting date or whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If any such indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit (“CGU”) is estimated. Recoverable amount is defined as the higher of (a) the fair value of an asset or a CGU less costs to dispose (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the asset or CGU. An impairment loss is recognized in the consolidated statement of comprehensive income if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

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

Some indications of impairment existed in our solar segment; therefore, we performed the impairment assessment over the solar CGU’s long-lived assets with lower capacity utilization. In 2013, 2014 and 2015, we wrote down our property, plant and equipment by NT$159.5 million, NT$2,296.1 million and NT$101.8 million (US$3.1 million), respectively, as certain equipment was extremely low in utilization of which the fair value is expected to be minimal.

In addition, polysilicon in the solar industry has experienced significant downturns including sharp decline in pricing due to oversupply capacity worldwide and reductions in government economic incentives. Therefore, we decided to cease the production of polysilicon in January 2016. We performed the impairment assessment on the polysilicon CGU’s long-lived assets in the fourth quarter of 2015. The recoverable amount was determined based on the relevant asset’s estimated fair value less cost of disposal. The fair value of long-lived assets was determined by management with reference to the sales prices of recent transactions of similar asset in the same geographical area.

The following table shows the valuation technique used in the determination of fair value of the polysilicon CGU’s long-lived assets as well as the significant inputs used in the valuation model.

Description of Valuation Technique	Significant inputs	Inter-relationship between significant inputs and fair value measurement
Sales comparison approach: Sales price of comparable property in close proximity are adjusted for differences in key attributes such as property size. The expected sales price is adjusted with sales discount based on land size. The significant inputs into this valuation approach are price per square meter of comparable properties and sales discount.	● Price per square meter (JPY8,000). ● Sales discount (15%).	The estimated fair value would increase (decrease) if: ● the price per square meter is higher (lower); or ● the sales discount rates are lower (higher).

Based on management assessment, the carrying amount of the polysilicon CGU was determined to be higher than its estimated recoverable amount; consequently, we recognized an impairment loss of NT$6,755.2 million (US$206.0 million) in the fourth quarter of 2015.

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

The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of non-current assets. Any unallocated difference is treated as goodwill. Under IFRS, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity-accounted investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long-lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our consolidated statements of comprehensive income.

An investment in equity-accounted investee is considered to be impaired if there is objective evidence of impairment as a result of one or more events that had occurred as of the reporting date indicating that the recoverable amount is below the carrying amount of the investment. Impairment is assessed at the individual security level. The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment. The impairment loss is recorded in the consolidated statement of comprehensive income. If the recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain.

In 2013, some of our associates experienced declines in market value for a certain length of time or were incurring losses, which were the indications of impairment. By performing impairment evaluations, we recognized an impairment loss of NT$183.5 million for the year ended December 31, 2013, based on estimated recoverable amount of NT$5,421.4 million. The recoverable amount was determined by the value in use, which were not necessarily the current market value. In 2014 and 2015, we did not recognize any impairment loss on our investments in equity-accounted investees.

Income Taxes Uncertainties and Recognition of Deferred Taxes

We are subject to the continuous examination of our income tax returns by the tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses carryforwards and tax investment credits. As of December 31, 2014 and 2015, our unrecognized deferred tax assets were NT$38,700.3 million and NT$42,571.8 million (US$1,298.3 million), respectively. Besides, we also have unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$259.9 million and NT$673.0 million (US$20.5 million) as of December 31, 2014 and 2015, respectively.

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

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the mid-point of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$7,318.1 million and NT$4,018.9 million (US$122.6 million) in the consolidated statements of financial position as of December 31, 2014 and 2015, respectively. See Note 20 and 38 to our consolidated financial statements included elsewhere in this annual report. However, our actual liability may be materially different from the estimates as of December 31, 2015 and may have a material adverse effect on our operating results, cash flows or financial condition.

Measurement of Defined Benefit Obligations

We use the Projected Unit Credit Method for accrued pension liabilities and the resulting pension expenses under defined benefit pension plans. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase, etc. The discount rate is determined by reference to the yield rate on Taiwan government bonds at the reporting date. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability. As of December 31, 2014 and 2015, the accrued pension liabilities for our defined benefit obligations were NT$591.4 million and NT$753.7 million (US$23.0 million), respectively.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	416,363.0	100.0	408,178.7	100.0	360,346.5	10,989.5	100.0
Cost of sales	(382,378.9)	(91.8)	(359,668.1)	(88.1)	(320,509.4)	(9,774.6)	(88.9)
Gross profit	33,984.1	8.2	48,510.6	11.9	39,837.1	1,214.9	11.1
Selling and distribution expenses	(7,470.0)	(1.8)	(7,799.0)	(1.9)	(4,206.1)	(128.3)	(1.2)
General and administrative expenses	(9,691.1)	(2.4)	(9,389.6)	(2.3)	(9,206.0)	(280.8)	(2.6)
Research and development expenses	(8,530.5)	(2.0)	(9,156.6)	(2.2)	(8,903.8)	(271.5)	(2.5)

Other income	2,448.5	0.6	2,162.1	0.5	2,197.6	67.0	0.6
Other gains and losses	(1,176.4)	(0.3)	(801.8)	(0.2)	(9,978.3)	(304.3)	(2.7)
Finance costs	(4,782.8)	(1.1)	(4,045.1)	(1.0)	(2,591.0)	(79.0)	(0.7)
Share of profit of equity-accounted investees	454.2	0.1	499.8	0.1	449.4	13.7	0.1
Profit before income tax	5,236.0	1.3	19,980.4	4.9	7,598.9	231.7	2.1
Income tax expense	1,359.1	0.3	3,243.2	0.8	384.9	11.7	0.1
Profit for the year	3,876.9	1.0	16,737.2	4.1	7,214.0	220.0	2.0
Other comprehensive income (loss) for the year, net of taxes	2,998.5	0.7	2,177.7	0.5	(731.7)	(22.3)	(0.2)
Total comprehensive income for the year	6,875.4	1.7	18,914.9	4.6	6,482.3	197.7	1.8

In 2015, despite of an improved product mix, we had lower gross margin compared to 2014, primarily due to a decline in panel prices resulting from less demand and macroeconomic fluctuations. In the meanwhile, we had lower net margin in 2015 compared to 2014 primarily due to lower gross margin and a one-time asset impairment associated with the cessation of polysilicon production.

In 2014, we had higher gross and net margins compared to 2013, primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control. Please see below for further analysis of our results of operations for the years ended December 31, 2013, 2014 and 2015.

For the Years Ended December 31, 2015 and 2014

Net Revenue

Net revenue decreased 11.7% to NT$360,346.5 million (US$10,989.5 million) in 2015 from NT$408,178.7 million in 2014.

Net revenue of large-size panels decreased 12.6% to NT$270,008.2 million (US$8,234.5 million) in 2015 from NT$309,093.8 million in 2014 primarily due to a decrease in the average selling price and sales volume. The average selling price per panel decreased by 3.3% from NT$2,643.7 in 2014 to NT$2,555.6 (US$77.9) in 2015 mainly due to a decline in the market price. The sales volume decreased by 9.6% from 116.9 million in 2014 to 105.7 million in 2015 mainly due to a decline in sales volume of notebook, monitors and TV panels.

Net revenue of small- to medium-size panels decreased 20.5% to NT$54,624.2 million (US$1,665.9 million) in 2015 from NT$68,738.0 million in 2014. The decrease was primarily due to a decrease in the average selling price for mobile devices and small-sized tablets. The average selling price per panel decreased by 21.5% from NT$402.7 in 2014 to NT$316.1 (US$9.6) in 2015 mainly due to a change in product mix and a decline in the market price.

Cost of sales

Cost of sales is consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 10.9% from NT$359,668.1 million in 2014 to NT$320,509.4 million (US$9,774.6 million) in 2015. This decrease in cost of sales was primarily due to our continuous enhanced cost control and lower depreciation expenses. However, due to a decrease of 11.7% in net revenue, as a percentage of net revenue, cost of sales increased from 88.1% in 2014 to 88.9% in 2015.

Gross Profit

Gross profit was NT$39,837.1 million (US$1,214.9 million) in 2015 compared to gross profit of NT$48,510.6 million in 2014. Gross margin, which is gross profit divided by net revenue, mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. The gross margin in 2015 and 2014 is 11.1% and 11.9%, respectively. The decrease was primarily due to a decline in panel prices resulting from less demand and macroeconomic fluctuations.

Selling and Distribution Expenses

Selling and distribution expenses decreased 46.1% to NT$4,206.1 million (US$128.3 million) in 2015 from NT$7,799.0 million in 2014. The lower expenses in 2015 were primarily due to a decrease in overall expenditures related to our marketing activities. As a percentage of net revenue, selling and distribution expenses decreased to 1.2% in 2015 from 1.9% in 2014.

General and Administrative Expenses

General and administrative expenses decreased 2.0% to NT$9,206.0 million (US$280.8 million) in 2015 from NT$9,389.6 million in 2014. The decrease in 2015 was primarily due to a decrease in compensation and benefit costs. Such decreases were partially offset by an increase in professional service expense. However, due to a decrease in net revenue, as a percentage of net revenue, general and administrative expenses increased to 2.6% in 2015 from 2.3% in 2014.

Research and Development Expenses

Research and development expenses decreased 2.8% to NT$8,903.8 million (US$271.5 million) in 2015 from NT$9,156.6 million in 2014. The decrease in 2015 was primarily due to a decrease in compensation and benefit costs, partially offset by an increase in costs of tools and materials used for our research and development activities. However, due to a decrease in net revenue, as a percentage of net revenue, research and development expenses increased to 2.5% in 2015 from 2.2% in 2014.

Other Gains and Losses

Other gains and losses include primarily gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, gain on bargain purchase and provisions related to legal proceedings or claims and others. Total net other losses significantly increased to NT$9,978.3 million (US$304.3 million) in 2015 from NT$801.8 million in 2014, primarily due to a one-time asset impairment associated with the cessation of polysilicon production in our subsidiary M.Setek in 2015 and the gain on bargain purchase in relation to merger of subsidiaries occurred in 2014.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans, other loans and convertible bonds. Finance costs decreased 35.9% to NT$2,591.0 million (US$79.0 million) in 2015 from NT$4,045.1 million in 2014, primarily due to we had reduced our borrowing in 2015 through repayment of long-term borrowings and the purchase and redemption of convertible bonds payable.

Income Tax Expense

Income tax expense decreased 88.1% to NT$384.9 million (US$11.7 million) in 2015 from NT$3,243.2 million in 2014, primarily due to a decrease in current tax expense in 2015 resulting from a decline in the profit and a lower surtax on undistributed retained earnings in 2015. As a result, our effective tax rate was 5.1% in 2015 compared to 16.2% in 2014.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$7,214.0 million (US$220.0 million) in 2015 or basic earnings per share of NT$0.75 (US$0.02) and diluted earnings per share of NT$0.70 (US$0.02) in 2015 as compared to a net profit of NT$16,737.2 million or basic and diluted earnings per share of NT$1.70 and NT$1.69, respectively, in 2014.

For the Years Ended December 31, 2014 and 2013

Net Revenue

Net revenue decreased 2.0% to NT$408,178.7 million in 2014 from NT$416,363.0 million in 2013.

Net revenue of large-size panels decreased 5.7% to NT$309,093.8 million in 2014 from NT$327,844.1 million in 2013. This decrease was primarily due to a decrease in the average selling price per panel. The average selling price per panel decreased by 5.7% to NT$2,643.7 in 2014 from NT$2,802.7 in 2013. We experienced a significant decline in the market price of TV panels in the second half of 2013. Although the market price of most TV panels had gradually increased since the first quarter of 2014, the average selling prices of our large-size panels in 2014 remained lower compared to the prior year.

Net revenue of small- to medium-size panels increased 11.2% to NT$68,738.0 million in 2014 from NT$61,796.9 million in 2013. The increase was primarily due to an increase in sales of products for mobile device and certain commercial products, such as automobile panels, with more advanced technologies or larger size panels which yielded a higher premium.

Cost of sales

Cost of sales consist primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 5.9% to NT$359,668.1 million in 2014 from NT$382,378.9 million in 2013. As a percentage of net revenue, cost of sales decreased from 91.8% in 2013 to 88.1% in 2014. This decrease in cost of sales was primarily due to our enhanced cost control and lower depreciation expenses.

Gross Profit

Gross profit was NT$48,510.6 million in 2014 compared to gross profit of NT$33,984.1 million in 2013. Gross margin, which is gross profit divided by net revenue, mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. We had gross margin of 11.9% and 8.2% in 2014 and 2013, respectively. The improvement was primarily due to the improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Selling and Distribution Expenses

Selling and distribution expenses increased 4.4% to NT$7,799.0 million in 2014 from NT$7,470.0 million in 2013. As a percentage of net revenue, selling and distribution expenses slightly increased to 1.9% in 2014 from 1.8% in 2013. The higher expenses in 2014 were primarily due to an increase in overall expenditures related to our marketing activities corresponding with the increased sales volumes in 2014.

General and Administrative Expenses

General and administrative expenses decreased 3.1% to NT$9,389.6 million in 2014 from NT$9,691.1 million in 2013. As a percentage of net revenue, general and administrative expenses slightly decreased to 2.3% in 2014 from 2.4% in 2013. The decrease in 2014 was primarily due to adjustments on surtaxes of certain China subsidiaries and a decrease in repair and maintenance expenses.

Research and Development Expenses

Research and development expenses increased 7.3% to NT$9,156.6 million in 2014 from NT$8,530.5 million in 2013. As a percentage of net revenue, research and development expenses increased to 2.2% in 2014 from 2.0% in 2013. The increase in 2014 was primarily due to an increase in our research and development projects.

Other Gains and Losses

Other gains and losses include primarily gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, gain on bargain purchase and provisions related to legal proceedings or claims and others. Total net other losses decreased 31.8% to NT$801.8 million in 2014 from NT$1,176.4 million in 2013. The decrease was primarily attributable to the gain on bargain purchase we recorded for the merger of BriView Corp. and Forhouse in the fourth quarter of 2014, which was partially offset by an increase in impairment losses on property, plant and equipment derived from the cash-generating unit of our solar business in 2014 as compared to the impairment losses in 2013.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans, other loans and convertible bonds. Finance costs decreased 15.4% to NT$4,045.1 million in 2014 from NT$4,782.8 million in 2013, primarily due to a decrease in our long-term bank borrowings.

Income Tax Expense

Income tax expense increased 138.6% to NT$3,243.2 million in 2014 from NT$1,359.1 million in 2013, primarily due to a profit before income tax of NT$19,980.4 million in 2014 compared to a profit before income tax of NT$5,236.0 million in 2013, which led to an increase in current tax expense in 2014 resulting from a surtax on undistributed retained earnings. Our effective tax rate was 16.2% in 2014 compared to 26.0% in 2013. The lower effective tax rate in 2014 compared to that of 2013 was mainly because tax loss carryforwards and tax exemptions were utilized to offset our tax expenses even though we generated better profits in 2014.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$16,737.2 million in 2014 or basic earnings per share of NT$1.70 and diluted earnings per share of NT$1.69 in 2014 as compared to a net profit of NT$3,876.9 million or basic and diluted earnings per share of NT$0.41 and NT$0.40, respectively, in 2013.

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

	For the Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in millions)
Net revenue
Display business	398,836.2	384,335.2	333,392.3	10,167.5
Solar business	17,526.8	23,843.5	26,954.2	822.0
Total	416,363.0	408,178.7	360,346.5	10,989.5
Segment profit (loss)
Display business	12,017.9	24,422.5	19,226.0	586.3
Solar business	(3,725.4)	(2,257.1)	(1,704.8)	(52.0)
Total	8,292.5	22,165.4	17,521.2	534.3

Display business

For the Years Ended December 31, 2015 and 2014

Net revenue from our display business segment decreased 13.3% to NT$333,392.3 million (US$10,167.5 million) in 2015 from NT$384,335.2 million in 2014, primarily due to a decrease in the average selling price resulting from a decline in market prices and a decrease in sales volume of notebooks, monitors and TV panels. See “Item 4. Information on the Company—4.B. Business Overview.”

The aggregate of selling, administrative and research and development expenses in our display business segment decreased 17.7% to NT$20,498.1 million (US$625.1 million) in 2015 from NT$24,909.6 million in 2014, primarily due to a decrease in selling and distribution expenses, resulting from a decrease in overall expenditures related to our marketing activities.

Our segment profit was NT$19,226.0 million (US$586.3 million) in 2015 compared to segment profit of NT$24,422.5 million in 2014. The decrease in segment profit in 2015 was primarily due to a decline in panel prices resulting from less demand and macroeconomic fluctuations.

For the Years Ended December 31, 2014 and 2013

Net revenue from our display business segment decreased 3.6% to NT$384,335.2 million in 2014 from NT$398,836.2 million in 2013, primarily due to a decrease in the average selling price per panel of our TV panels. For information of the changes in sales by product category for our display business segment, see “Item 4. Information on the Company—4.B. Business Overview.”

The aggregate of selling, administrative and research and development expenses in our display business segment increased 2.5% to NT$24,909.6 million in 2014 from NT$24,301.5 million in 2013, primarily due to an increase in research and development expenses, partially offset by a decrease in general and administrative expenses. The increase in research and development expenses was primarily due to an increase in our research and development projects in 2014. The decrease in general and administrative expenses was primarily due to adjustments on surtaxes of certain China subsidiaries and a decrease in repair and maintenance expenses.

Our segment profit was NT$24,422.5 million in 2014 compared to segment profit of NT$12,017.9 million in 2013. The increase in segment profit in 2014 was primarily due to an improvement of our product mix, a rise of the capacity utilization rate and our enhanced cost control.

Solar business

For the Years Ended December 31, 2015 and 2014

Net revenue from our solar business segment increased 13.0% to NT$26,954.2 million (US$822.0 million) in 2015 from NT$23,843.5 million in 2014. The increase in solar segment revenue was primarily due to the increase in sales of ingots, wafers and modules as a result of the improved market demand.

Segment loss decreased to NT$1,704.8 million (US$52.0 million) in 2015 from NT$2,257.1 million in 2014. The decrease of the segment loss in 2015 was primarily due to the improvement of our cost structure as well as the enhancement of our product mix.

For the Years Ended December 31, 2014 and 2013

Net revenue from our solar business segment increased 36.0% to NT$23,843.5 million in 2014 from NT$17,526.8 million in 2013. The increase in solar segment revenue was primarily due to the gradual recovery of market demand as well as the increase in modules sales in Europe, Japan and emerging market.

Segment loss decreased to NT$2,257.1 million in 2014 from NT$3,725.4 million in 2013. The decrease of the segment loss in 2014 was primarily due to the improvement of our cost structure as well as an increase in the portion of higher value products.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2015. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

The corporate income tax rate in ROC is 17% in 2013, 2014 and 2015 and our subsidiaries outside ROC are subject to their country’s juridical tax rate.

In the past, we had been granted exemptions from taxable income in Taiwan for construction and capacity expansions of production facilities according to the ROC Statute for Upgrading Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion. We enjoyed tax savings from such exemptions of NT$485.7 million and NT$0.16 million (US$4.9 thousand) in 2014 and 2015, respectively.

The ROC Statute for Upgrading Industries expired at the end of 2009 and we are no longer entitled to enjoy the tax benefits of investment tax credits and the five-year tax exemptions starting from January 1, 2010 in connection with our purchases of qualifying machinery and equipment and capital raising. However, we are still eligible for those unexpired tax credits and exemptions which were approved by the related authority before the expiration of the ROC Statute for Upgrading Industries. The tax incentives of 7% for such tax benefits of investment tax credits expired in 2015. Besides, one of our subsidiaries enjoys investment tax credit in Singapore granted by the Singapore Economic Development Board.

Under regulations promulgated of ROC Statute for Industrial Innovation, we are eligible to apply either (1) a one-time tax credit up to 15% of our research and development expenditures for that year, or (2) a tax credit of 10% of our research and development expenditures for three consecutive years. Either of the aforesaid tax credit shall not exceed 30% of our corporate income tax payable for that year.

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

5.B.      Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to upgrade our technology and expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our growth plans including technology advancements, new capacity and advanced technology fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the selling prices of our products caused by oversupply in the market. The selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, including technology advancement, capacity expansion, working capital, matured debt repayment and any accelerated debt obligations arising from past or future defaults that are not waived by the relevant creditors, we may need to rely on a combination of additional borrowings, equity or debt securities offerings or other forms of capital financing. Our subsidiaries must follow local regulations in order to transfer funds to us. However, such regulations have not and are not expected to have an impact on our ability to meet our cash obligations. Other than as described below in “Item 5. Operating and Financial Review and Prospects—Item 5.E—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2015, we had net current assets of NT$20,124.4 million (US$613.7 million) as our current assets of NT$161,992.1 million (US$4,940.3 million) exceeded our current liabilities of NT$141,867.7 million (US$4,326.6 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2015, we had cash and cash equivalents of NT$78,880.7 million (US$2,405.6 million). As of December 31, 2015, we had total short-term credit lines of NT$30,813.3 million (US$939.7 million), of which we had borrowed NT$1,593.7 million (US$48.6 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government and quasi-government bonds for short-term yield enhancement purposes. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2013, 2014 and 2015, we held government bonds with reverse repurchase agreements in amounts of NT$7,869.2 million, NT$9,473.6 million and NT$1,295.1 million (US$39.5 million), respectively; and these bonds yielded interest at rates ranging from, 0.33% to 0.62%, 0.33% to 0.55% and 0.26% to 0.38%, respectively.

As of December 31, 2015, we had outstanding long-term borrowings of approximately NT$108.2 billion (US$3.3 billion). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2015 ranged between 1.17% and 5.00% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see Note 19 to our consolidated financial statements for further information.

•	In October 2008, we entered into a NT$58.0 billion seven-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment at our first 8.5-generation fab. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2015, NT$11.9 billion (US$362.9 million) was outstanding under this credit facility.

•	In September 2010, our subsidiary, AFPD entered into a US$360 million five-year syndicated credit facility, for which the Credit Agricole Corporate and Investment Bank, Singapore Branch (“CACIB”) acted as the agent bank, for the purpose of repaying AFPD’s loan from Toshiba and funding working capital needs or capital expenditures. The agreement for this syndicated facility is guaranteed by us. Under the agreement, AFPD and we are required to maintain certain financial ratios. We fully repaid this facility in November 2015.

•	In October 2010, we issued US$800 million aggregate principal amount of zero coupon convertible bonds due 2015 to fund overseas equipment purchases. The bonds had been matured and fully repaid in October 2015.

•	In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying outstanding debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our equipment and machinery. As of December 31, 2015, NT$14.9 billion (US$454.4 million) was outstanding under this credit facility.

•	In April 2011, M.Setek entered into a JPY55.0 billion five-year syndicated credit facility, for which Mizuho Bank, Ltd. acted as the agent bank, for the purpose of refinancing its syndicated loan with Mizuho Bank dated December 2009 and for funding general working capital. The agreement for this syndicated facility is guaranteed by us. Under the agreement and guarantee, M.Setek and we are required to maintain certain financial ratios. We fully repaid this facility in December 2015.

•	In October 2011, our subsidiary AUO Crystal Corp. entered into a NT$8.0 billion five-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of funding the construction and the procurement of machinery and equipment for the solar and sapphire wafer factory. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. Following a request by us in June 2013 to reduce the amount of this credit facility, the syndicated banks cancelled NT$1.1 billion under the five-year syndicated credit facility effective June 25, 2013. We fully repaid this facility in February 2016.

•	In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2015, NT$13.1 billion (US$399.5 million) was outstanding under this credit facility.

•	In October 2013, we entered into a NT$26.9 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our land, building, equipment and machinery. As of December 31, 2015, NT$26.9 billion (US$820.4 million) was outstanding under this credit facility.

•	In August 2014, our subsidiary AFPD entered into a US$110 million four-and-a-half -year syndicated credit facility, for which Standard Chartered Bank (Hong Kong) Limited, acted as agent bank, for the purpose of repaying AFPD’s existing loan and financing AFPD’s general corporate purposes. The agreement for this syndicated facility is guaranteed by us. Under the agreement, AFPD and we are required to maintain certain financial ratios. Following a request by us in January 2015 to reduce the amount of this credit facility, the syndicated banks cancelled US$9 million under this syndicated credit facility effective February 13, 2015. As of December 31, 2015, US$96 million was outstanding under this credit facility.

•	In September 2014, we entered into a NT$25.8 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2015, NT$20.0 billion (US$609.9 million) was outstanding under this credit facility.

•	In May 2015, our subsidiary AU Optronics (Kunshan) Co., Ltd. (“AUKS”) entered into an RMB3,985 million and US$326 million eight-year syndicated credit facility, for which the Bank of China (Suzhou) acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our 6-generation LTPS fab in Kunshan, PRC. The agreement for this syndicated facility is guaranteed by AUKS’s shareholders, Kunshan Economic & Technical Development Zone Assets Operation Co., Ltd. and us, in accordance with the shareholding percentages, respectively. Under the guarantee, we are required to maintain certain financial ratios. As of December 31, 2015, US$4.5 million was outstanding under this credit facility, and the RMB facility had not been drawn down.

•	In September 2015, we entered into a NT$37.5 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2015, this credit facility had not been drawn down.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings, including land, building, machinery and equipment was NT$105.0 billion (US$3.2 billion) as of December 31, 2015.

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

Cash Flows

Net cash provided by operating activities were NT$49,642.4 million in 2013, NT$63,392.7 million in 2014 and NT$62,003.4 million (US$1,890.9 million) in 2015. The decrease in net cash provided by operating activities in 2015 compared to 2014 was primarily due to decreased cash collections from our ordinary business as a result of a decline in net revenue in 2015, partially offset by less cash outflow relating to our ordinary operations as a result of effective cost control. The increase in net cash provided by operating activities in 2014 compared to 2013 was primarily due to more cash inflows as a result of our better operation performance with higher profit before income tax.

Net cash used in investing activities were NT$23,223.8 million in 2013, NT$13,106.8 million in 2014 and NT$31,734.7 million (US$967.8 million) in 2015. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$25,457.8 million in 2013, NT$16,971.0 million in 2014 and NT$33,440.2 million (US$1,019.8 million) in 2015. These capital expenditures were primarily funded with net cash provided by operating activities and proceeds from long-term bank borrowings.

Net cash used in financing activities was NT$26,785.4 million in 2013, reflecting primarily in the repayment of long-term and short-term borrowings for NT$53,541.1 million, partially offset by the net proceeds from long-term borrowings and issuance of common stock for NT$29,910.2 million. Net cash used in financing activities was NT$45,041.5 million in 2014, reflecting primarily in the repayment of long-term and short-term borrowings for NT$70,458.0 million and the purchase of convertible bonds payable for NT$5,978.9 million, partially offset by the proceeds from long-term borrowings for NT$32,956.8 million. Net cash used in financing activities was NT$34,277.0 million (US$1,045.3 million) in 2015, reflecting primarily in the repayment of long-term borrowings for NT$50,849.7 million (US$1,550.8 million) and the purchase of convertible bonds payable for NT$14,799.7 million (US$451.3 million), partially offset by the proceeds from long-term borrowings for NT$30,634.0 million (US$934.2 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of capital expenditures were invested in facilities located in Taiwan and the PRC.

We are sometimes required to prepay our purchases of land and equipment. Prepayments for purchases of land are the result of a standard processing procedure by the ROC government related to the transfer of legal title. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2013, 2014 and 2015, prepayments for purchases of equipment were NT$9,494.8 million, NT$3,436.2 million and NT$16,332.9 million (US$498.1 million), respectively.

Our capital expenditures paid in 2015 were around NT$33.4 billion (US$1.0 billion), primarily for the installation of our 6-generation LTPS fab in China and the new capacity at our 8.5-generation fab in Taiwan. Our capital expenditures in 2016 are expected to be around NT$45.0 billion, which, depending on cash flow generated from our operations, the progress of our planned growth, and market conditions, may be adjusted later. Our capital expenditures in 2016 are planned to be used primarily for technology upgrading and aforesaid expansion projects at our 6-generation LTPS fab in China and our 8.5-generation fab in Taiwan. For further description with regard to the planning 6-generation fab in China and capacity expansion of our 8.5-generation fab in Taiwan, see “Item 4. Information of the Company—4.D. Property, Plants and Equipment—Expansion Projects.”

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

5.C.      Research and Development

We incurred research and development costs of NT$8,530.5 million, NT$9,156.6 million and NT$8,903.8 million (US$271.5 million) in 2013, 2014 and 2015, respectively, which represented 2.0%, 2.2% and 2.5%, respectively, of our net revenue.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. In addition, we have several research and development teams to develop new and advanced display technologies, such as UHD 4K, curved display, OLED, WCG, HDR, Bezel-less, and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2015, we employed approximately 2,426 research and development engineers.

We established a dedicated flat panel research and development center, the AUO Technology Center, in 2002, which we believe is one of Taiwan’s largest optronics research and development centers. The research activities at the AUO Technology Center initially have been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, LTPS and new TFT devices. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies. In 2005, we expanded the AUO Technology Center to the Central Taiwan Science Park. In 2008, we established the Advance Research Center under the AUO Technology Research Center to focus on the development of new technologies and mid- to-long term technologies.

In 2013, we announced and exhibited a series of new developments of advanced display technologies. For example, we showcased the 56-inch UHD 4K OLED TV Panel, which was then among the world’s first and largest OLED TV panels in terms of size, and to have achieved 4K resolution. We revealed our 65-inch Full HD OLED panel technology, which adopted advanced metal Oxide Thin Film Transistor (“Oxide TFT”) backplane and the Generation 6 full-size Fine Metal Mask OLED evaporation technology and embedded with our proprietary pixel compensation driving technology, allowing the OLED panel to provide high contrast, high brightness, free viewing angle while lowering power consumption. In addition, we showcased of our 65 and 55-inch UHD 4K WCG TV Panels which allow resolution of 4K with 120Hz frame rate and 55-inch Super Slim Dual Side Display. There was also a showcase of our 6.5-inch Full HD OGS Touch Panel for smartphone, and Embedded Touch Panel (“eTP”) offering standardized integrated touch solutions for touch-enabled notebooks. Furthermore, we presented 5 to 6.5-inch large-sized smartphone display with HD720 and Full HD ultra-high resolution and 5-inch Full HD AMOLED smartphone display with resolutions as high as 443 ppi (pixel per inch). Lastly, we demonstrated 4.3-inch Flexible AMOLED technology, which adopts plastic substrate and thin film encapsulation to devise flexible and ultra slim AMOLED panel with thickness of only 0.2mm.

In 2014, we announced and exhibited a series of new developments of advanced display technologies. For example, we showcased mobile device applications including 5.7-inch WQHD AMOLED panel, ultra-slim 1.63-inch in-cell touch AMOLED panels for use in wearable devices and 12.3-inch AHVA LCD (1920 x 720 pixel) panel technology, which was then the largest in size and highest in resolution for dashboards, and on-cell touch panel integrated touch solutions. We presented 42-to 85-inch UHD 4K curved LCD TV displays with WCG of over 100% NTSC color saturation, and debuted 27- and 32-inch LCD panels, wide viewing angle AHVA technology and narrow bezel designs. Furthermore, we also initiated development of a new 35-inch 21:9 144 Hz Ultra Wide Curve (curvature 2000 mm) panel with wide viewing angle Advanced Multi-domain Vertical Alignment (“AMVA”) technology and narrow bezel designs to capture the gaming market; and presented a new 27-inch WQHD 144Hz panel to capture the gaming market.

In 2015, we announced and exhibited a series of new developments of advanced display technologies, including but not limited to:

•	Introduced the ALCD (Advanced LCD) TV panels incorporating numerous pioneering display technologies, including UHD 4K ultra high resolution, curved design, quantum dot wide color gamut and HDR technologies; this new product can provide true colors and images in exquisite details, and also create dazzling and breathtaking scenes;

•	Showcased light and power-saving displays for wearable devices, including 1.3/2.6-inch transflective LCD, 1.5/1.6-inch square AMOLED displays employing glass thinning method to trim panel thickness down to 0.45 mm and 4.3-inch Full HD ultra thin LTPS display; the 1.4-inch full circle AMOLED display honored as 2015 Society for Information Display (SID) Best in Show Award;

•	Debuted slim UHD 4K ultra high resolution displays for smartphone, notebooks, oTP-Lite (on-cell) touch panel with wide color gamut and high contrast ratio to present colors in more precision which can meet the demand for professional graphic stylus;

•	Presented a complete series of ultra high resolution car displays, including 12.3-inch LCD (2880 x 1080 pixel) with high resolution display for instrument cluster and 8/10.1-inch HD resolution LCD panels for center information display. In addition, the 8-inch WVGA LCD combines oTP and full lamination technologies to obtain low reflection and excellent touch performance; and

•	Developed 55-inch Full HD super narrow border panel for public information display TV wall application.

5.D.      Trend Information

For trend information, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.       Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2015, we had off-balance sheet outstanding letters of credit of US$7.5 million, JPY7,191.7 million and EUR1.4 million.

5.F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2015, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations
Long-term debt obligations:
Long-term borrowings(1)	111,672.8	40,803.8	52,961.8	17,812.4	94.8
Operating lease obligations(2)	6,498.9	863.5	1,366.1	1,248.8	3,020.5
Purchase obligations(3)	41,720.9	41,720.9	-	-	-
Other obligations(4)	2,424.8	1,879.5	545.3	-	-
Total	162,317.4	85,267.7	54,873.2	19,061.2	3,115.3

(1)	Includes estimated relevant interest payments in any given period in the future. See Note 19 to our consolidated financial statements for further information regarding interest rates.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)	Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs. We have placed orders primarily related to the technological upgrade and the enhancement of value of capacity.

(4)	Includes certain settlement agreements regarding certain antitrust civil actions and certain alleged patent infringements with definitive payment terms as of December 31, 2015. See “Item 8. Financial Information—8.A.7. Litigation” for further information relating to certain antitrust civil actions.” and “Item 3.D.—Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—We are involved in a number of legal proceedings concerning matters arising from our business and operations, and as a result we may face significant liabilities. If we or our employees are found to have violated any applicable law, including antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.”

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$105.1 million (US$3.2 million) to our pension fund maintained with the Bank of Taiwan in 2016.

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

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, one is the representative of Qisda.

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

Directors

The following table sets forth information regarding all of our directors as of February 29, 2016. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years On Our Board	Principal Business Activities Performed Outside Our Company
Shuang-Lang (Paul) Peng	58	Chairman and Chief Executive Officer	2016	6	• N/A
Kuen-Yao (K.Y.) Lee	64	Director	2016	20	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corp.
Cheng-Yih Lin	64	Director	2016	4	• Chairman and Chief Executive Officer, Daxin Materials Corporation
Ronald Chwang(1)	68	Director	2016	8	• Chairman, iD Ventures America, Inc. • Director, CoAdna Holding, Inc.
Vivien Huey-Juan Hsieh	63	Independent Director	2016	12	• N/A
Mei-Yueh Ho	65	Independent Director	2016	6

•  Independent Director and member of Compensation Committee, Bank of Kaohsiung, Ltd.

•  Independent Director and member of Compensation Committee, KINPO Electronics Inc.

•  Independent Director, Advanced Semiconductor Engineering, Inc.

•  Independent Director, Ausnutria Dairy Corporation Ltd.

Ding-Yuan Yang	68	Independent Director	2016	6	• Chairman, UniSVR Global Information Technology Corp.
Tain-Jy Chen	63	Independent Director	2016	3

•  Professor, National Taiwan University

•  Independent Director and member of Compensation Committee, TECO Electric & Machinery Co., Ltd.

•  Independent Director and member of Compensation Committee, Chunghwa Telecom Co., Ltd.

•  Independent Director, MediaTek Inc.

Chin-Bing (Philip) Peng	63	Independent Director	2016	3	• Director and President, iD SoftCapital • Director, ACER Incorporated. • Director, Wistron NeWeb Corporation • Director, AOPEN Inc. • Director, Wistron Information Technology & Services Corp.

(1) Representing Qisda.

Shuang-Lang (Paul) Peng. Mr. Peng has been our Chairman since May 11, 2015, and our Chief Executive Officer since November 1, 2015. He has been a director with us since 2010. Prior to his current position, Mr. Peng was our President from January 1, 2012 to October 31, 2015, Executive Vice President from 2008 to 2011, Senior Vice President from 2007 to 2008 and Vice President from 1998 to 2007. Prior to joining AUO, Mr. Peng worked as the Manager of the material and production department at BenQ’s Malaysia branch. Mr. Peng received his Master’s degree in Business Administration from Heriot-Watt University in the United Kingdom in 1995.

Kuen-Yao (K.Y.) Lee. Mr. Lee has been a director of our company since 1996. He was our Chairman from 1996 to May 10, 2015. Mr. Lee received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master of Business Administration degree from the International Institute for Management Development in Switzerland in 1990.

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

Mei-Yueh Ho. Ms. Ho has been our director since 2010. Ms. Ho served as Minister of Ministry of Economic Affairs, ROC from 2004 to 2006. She was also Council Minister of Council for Economic Planning and Development, ROC. from 2007 to 2008. Ms. Ho received her Bachelor’s degree in Agricultural Chemistry from the National Taiwan University in Taiwan in 1973.

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

Senior Management

The following table sets forth information regarding all of our senior management as of February 29, 2016.

Name	Age	Position	Years With Us
Shuang-Lang (Paul) Peng	58	Chairman and Chief Executive Officer	20
Kuo-Hsin (Michael) Tsai	52	President and Chief Operation Officer	18
Wei-Lung Liau	45	Vice President and General Manager of the Video Solutions Business Group	17
Hong-Shiung (Sean) Chen	47	Vice President and General Manager of the Mobile Solutions Business Group	17
Sho-Chang (Michael) Sun	54	Vice President and General Manager of the Solar Business Group	5
Andy Yang	47	Vice President and Chief Strategy Officer	14
Benjamin Tseng	48	Chief Financial Officer	7

Shuang-Lang (Paul) Peng. See “—Directors.”

Kuo-Hsin (Michael) Tsai. Mr. Tsai has been our President and Chief Operation Officer since November 1, 2015. Prior to his current position, Mr. Tsai was our Senior Vice President and the General Manager of our Video Solutions Business Group from 2013 to October 2015, the Vice President and the General Manager of Video Solutions Business Group from 2011 to 2012, the head of our Information Technology Business Group from 2008 to 2011, Senior Associate Vice President of our IT Display Manufacturing team from 2007 to 2008, and Associate Vice President of our Procurement Division during 2005 to 2006. Mr. Tsai also worked in various divisions including Material Management and Procurement, and was also the Director of Suzhou module plant from 2002 to 2005. Mr. Tsai holds a Bachelor’s degree in Business Management from National Cheng Kung University and an Executive MBA degree from National Chiao Tung University in Taiwan in 2010.

Wei-Lung Liau. Mr. Liau has been our General Manager of our Video Solutions Business Group since November 1, 2015. Prior to his current position, Mr. Liau was Vice President of our Video Solutions Technology Unit from 2013 to October 2015, Associate Vice President of our Video Solution Technology Development Center from 2012 to 2013, Associate Vice President of our Advanced Technology Research Center from 2010 to 2012 and the head the LCD Technology Division from 2005 to 2010. Mr. Liau also worked in various divisions including Engineering and Manufacturing. Mr. Liau received his Bachelor’s and Master’s degrees in Applied Chemistry from National Chiao Tung University in Taiwan in 1994 and in 1996, respectively.

Hong-Shiung (Sean) Chen. Mr. Chen has been our General Manager of our Mobile Solutions Business Group since November 1, 2015. Prior to his current position, Mr. Chen was our Senior Associate Vice President of our Mobile Solutions Business Group from 2014 to October 2015, Associate Vice President of our Video Solutions Product Business Unit from 2011 to 2014, Associate Vice President of our IT Display Product Business Unit from 2010 to 2011, Director of our IT display product marketing unit from 2008 to 2010 and Director of Suzhou module plants from 2003 to 2008. Mr. Chen received his Bachelor’s degree in Mechanical and Electro-Mechanical Engineering from Tamkang University in Taiwan in 1991. He also received dual Master’s degree in Operation Research and Industrial Engineering and in Mechanic Engineering from Cornell University in the United States in 1997.

Sho-Chang (Michael) Sun. Dr. Sun has been our General Manager of our Solar Business Group since January 1, 2016. Prior to his current position, Dr. Sun was Senior Executive Assistant to our President and the head of New Business Development Office from 2014 to 2015, Vice President of our Mobile Solutions Business Unit during 2012 to 2014 and Senior Associate Vice President of our Video Solution Business Unit from 2010 to 2012. Prior to joining AUO, Dr. Sun served as Vice President and General Manager of Product Group at ViewSonic Corporation. Dr. Sun also assumed various management positions at Dell Inc., Royal Dutch Philips Electronics Ltd., Acer Incorporated and General Electric Company. Dr. Sun received his Bachelor’s degree in Chemical Engineering from Tamkang University in Taiwan in 1984. He also obtained a Master’s degree in Chemical Engineering in 1989 and a Ph.D. degree in Chemical Engineer/Structural Mechanics in 1994 from University of Southern California in the United States, respectively.

Andy Yang. Mr. Yang has been our Chief Strategy Officer since November 1, 2015. Prior to his current position, Mr. Yang was our Chief Financial Officer since March 2009 to October 2015, Associate Vice President of our Finance Center from 2008 to 2009, Finance Director of our subsidiaries in China from 2005 to 2008, Senior Project Manager of our Finance Division from 2003 to 2005. Prior to joining our company in 2002, Mr. Yang also held a number of positions in the banking industry, including Assistant Vice President of Corporate Banking of ABN AMRO Bank Taipei Branch in 1998 and Credit Manager of Union Bank of California Taipei Branch in 1996. He received his Bachelor’s degree from the Department of Finance of National Taiwan University in 1991 and his Master’s degree in Business Administration from George Washington University in the United States in 1996.

Benjamin Tseng. Mr. Tseng has been our Chief Financial Officer since November 1, 2015. Prior to his current position, Mr. Tseng was the Financial Associate Vice President of our Finance Center in China during 2011 to October 2015 and Director of our Finance Management Division from 2008 to 2011. Prior to joining AUO in 2008, Mr. Tseng served as the Director of Corporate Development at Coretronic Corporation from 2006 to 2008, and as Vice President in Corporate Clients Department of ABN AMRO Bank during 1995 to 2006. Mr. Tseng received his Bachelor’s degree in Business Administration from Huntington College in the United States in 1993, and obtained his Master’s degree in Business Administration from University of Rochester in the United States in 1995.

6.B.      Compensation

According to the amended ROC Company Act and the proposed amendment to our Articles of Incorporation to be approved by our annual shareholders’ meeting in June 2016 which will be applicable to the distribution of compensation to our directors for the year of 2015, provided that where we have a profit before tax for each fiscal year, we shall first reserve certain amount of the profit to recover the loss for the preceding years, and then distribute no more than 1% of the remaining profit in cash to our directors as remuneration. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association —Dividends and Distributions.” The aggregate compensation paid or payable to the directors, independent directors, presidents and vice-presidents for their services rendered in 2015 was approximately NT$365.2 million (US$11.1 million) on a stand-alone basis.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at 2% of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning July 1, 2005, pursuant to the ROC Labor Pension Act, we are required to make a monthly contribution for employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employee’s monthly salaries or wages to the employee’s individual pension fund accounts at the ROC Bureau of Labor Insurance. Our pension cost for the year ended December 31, 2015 was NT$950.1 million (US$29.0 million). See Note 22 to our consolidated financial statements.

Our company, AU Optronics Corp., currently does not have any stock option plans.

6.C.      Board Practices

General

For a discussion of the term of office of the board of directors, see “—6.A. Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

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

6.D.      Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2013, 2014 and 2015.

	As of December 31,
Function	2013	2014	2015
Production	49,851	53,289	45,846
Technical(1)	8,707	9,277	9,331
Sales and marketing	992	958	938
Management and administration	3,949	4,309	3,968
Total	63,499	67,833	60,083	(2)

(1)	Includes research and development personnel.

(2)	The decrease in the number of our employees in 2015 compared to that of 2014 is mainly due to less manpower demand resulting from a change in our product mix.

The following table provides a breakdown of our employees by geographic location as of December 31, 2013, 2014 and 2015. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information of our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2013	2014	2015
Taiwan	23,835	24,155	24,996
PRC	37,347	41,474	32,753
Others	2,317	2,204	2,334
Total	63,499	67,833	60,083

Employee salaries are reviewed and adjusted annually. Salaries are reviewed primarily based upon market survey, inflation, individual performance, company profit and its affordable capability. In order to motivate and encourage employee, incentive bonus of performance bonus and profit sharing are created and granted to employees according to company’s performance.

According to the amended ROC Company Act and the proposed amendment to our Articles of Incorporation to be approved by our annual shareholders’ meeting in June 2016 which will be applicable to the distribution of remuneration to our employees for the year of 2015, provided that where we have a profit before tax for each fiscal year, we shall first reserve certain amount of the profit to recover the loss for the preceding years, and then distribute no less than 5% of the remaining profit to employees as remunerations. Employees are entitled to receive remunerations in the form of stocks, cash or a combination of stock and cash to be determined by our board of directors. Prior to January 1, 2008, the amount allocated in shares is subject to the resolution of shareholders’ meeting and determined by valuing the shares at their par value, or NT$10.00 per share. Effective on January 1, 2008, the amount allocated in shares is determined by valuing the shares at the closing price on the last trading day before the date of shareholders’ meeting. Effective on January 30, 2016, the amount allocated in shares to employees is determined by valuing the shares at the closing price on the last trading day before the date of board meeting. In addition, ROC law generally requires that our employees be given preemptive right to subscribe for between 10% and 15% of any of our share offerings.

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

6.E.       Share Ownership

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and executive officers as of February 29, 2016. Share ownership information will include the common shares held by the legal entities represented by our directors and executive officers.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer	4,097,791	(1)	*
Kuen-Yao (K.Y.) Lee, Director	11,727,466	(2)	*
Cheng-Yih Lin, Director	1,770,785		*
Ronald Chwang, Director**	663,723,570	(3)	6.9%
Vivien Huey-Juan Hsieh, Independent Director	—		—
Mei-Yueh Ho, Independent Director	—		—
Ding-Yuan Yang, Independent Director	—		—
Tain-Jy Chen, Independent Director	—		—
Chin-Bing (Philip) Peng, Independent Director	96,670		*
Kuo-Hsin (Michael) Tsai, President and Chief Operation Officer	2,309,861	(4)	*
Wei-Lung Liau, Vice President and General Manager of the Video Solutions Business Group	595,056		*

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Hong-Shiung (Sean) Chen, Vice President and General Manager of the Mobile Solutions Business Group	368,501	*
Sho-Chang (Michael) Sun, Vice President and General Manager of the Solar Business Group	—	—
Andy Yang, Vice President and Chief Strategy Officer	768,077	*
Benjamin Tseng, Chief Financial Officer	29,301	*

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.

**	Representative of Qisda.

(1)	Including 3,686,012 shares directly held and 411,779 shares beneficially owned by spouse and minor children.

(2)	Including 10,512,153 shares directly held and 1,215,313 shares beneficially owned through spouse and minor children.

(3)	Including 124,950 shares directly held and 663,598,620 shares beneficially owned as a representative of Qisda. 541,115,000 shares beneficially owned shares were pledged and 209,315,690 pledged shares have no voting rights under ROC Company Act.

(4)	Including 2,212,262 shares directly held and 97,599 shares beneficially owned through spouse and minor children.

As of February 29, 2016, none of our directors or executive officers held any employee stock options from our company, AU Optronics Corp. None of our directors or executive officers has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      Major Shareholders

Qisda is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific succeeded the name of BenQ Corporation. As of February 29, 2016, Qisda beneficially owned 6.9% of our outstanding shares. As of February 29, 2016, one of our nine directors is a representative of Qisda.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 29, 2016 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620	(1)	6.9%	6.9%
All directors as a group(2)	681,416,282		7.1%	7.1%

(1)	As of February 29, 2016, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.9% of the outstanding Shares. Of the 663,598,620 common shares directly owned by Qisda, 454,282,930 shares have sole voting power and 209,315,690 shares have no voting rights pursuant to ROC Company Act. All 663,598,620 common shares directly owned by Qisda have sole dispositive power.

(2)	Calculated as the sum of: (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in personal capacity. This information is as of February 29, 2016.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of February 29, 2016, approximately 9,624.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 29, 2016, approximately 78.1 million shares in the form of ADSs were held of record by Cede & Co. and 11 other registered shareholders domiciled in and outside of the United States.

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

The following table set forth a summary of our material transactions with related parties in 2015. Please also see Note 36 to our consolidated financial statements for further information.

	Net Revenue				Accounts Receivables
	For the Year Ended December 31,				As of December 31,
	2013	2014	2015		2014	2015
	(NT$ in millions)		(US$ in millions)		(NT$ in millions)		(US$ in millions)
Associates	28,397.7	18,187.6	8,745.7	266.7	3,253.0	37.2	1.1
Joint Ventures	4,116.5	4,484.1	5,453.1	166.3	360.5	435.0	13.3
Others(1)	-	-	6,005.2	183.1	-	2,020.3	61.6
	32,514.2	22,671.7	20,204.0	616.1	3,613.5	2,492.5	76.0

	Net Purchases				Accounts Payables
	For the Year Ended December 31,				As of December 31,
	2013	2014	2015		2014	2015
	(NT$ in millions)		(US$ in millions)		(NT$ in millions)		(US$ in millions)
Associates	53,673.9	42,772.4	19,563.6	596.6	11,144.6	4,089.4	124.7
Joint Ventures	730.1	2,854.7	4,786.3	146.0	319.3	373.2	11.4
Others(1)	-	-	10,587.1	322.9	-	4,863.6	148.3
	54,404.0	45,627.1	34,937.0	1,065.5	11,463.9	9,326.2	284.4

_____________________

(1)	Qisda ceased to be an associate of us since May 2015. However, Qisda and its subsidiaries are still related parties of us, and amounts for the related transactions between Qisda and its subsidiaries and us starting from June 2015 are set forth in the “Others” category above.

Our major related party transactions were carried with the following companies for 2015:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2015. We sold panels for monitors and television sets to BenQ.

•	AUO SunPower Sdn. Bhd. (“AUSP”)

AUSP is a joint venture by SunPower Corporation and AU Optronics Corp. As of December 31, 2015, we indirectly own 50% of AUSP. We sold solar wafers to AUSP and purchased polysilicon and solar cells from AUSP.

•	Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ is a subsidiary of Qisda as of December 31, 2015. We sold panels for monitors to QCSZ.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2015. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 9.54% of Qisda as of December 31, 2015. Qisda provides module-assembly services to us.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 15.61% of Raydium as of December 31, 2015. We purchased driver ICs from Raydium.

7.C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1.	See Item 18 for our audited consolidated financial statements and pages F-1 through F-100.

8.A.2.	See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.	See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4.	Not applicable.

8.A.5.	Not applicable.

8.A.6.	See “Item 4. Information on the Company—4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7.	Litigation

Alleged Patent Infringements

In April 2011, Eidos Display, LLC and Eidos III, LLC (together “Eidos”) filed a lawsuit in the Eastern Texas Court against us, our U.S. subsidiary AU Optronics Corporation America (“AUUS”) and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In December 2013, the magistrate judge granted summary judgment to invalidate Eidos’ patents and such summary judgment has been confirmed by the trial judge in January 2014. Eidos filed an appeal in February 2014. In March 2015, the United States Court of Appeals for the Federal Circuit reversed the district court’s grant of summary judgment and remanded to the district court for further proceedings. In December 2015, the lawsuit was dismissed with prejudice pursuant to a resolution reached between Eidos and us.

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

United States

In June 2010, we, AUUS and certain our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, the jury delivered a guilty verdict against us and AUUS. On September 21, 2012, the Northern California Court imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first three installments each in the amount of US$125 million in January 2013, September 2013 and September 2014. We paid the last installment in the amount of US$125 million in September 2015. The Northern California Court placed us and AUUS on probation for three years, ordered us and AUUS to publish the conviction and fine in three major trade publications in the U.S., as well as assigning a monitor and required us to adopt an effective antitrust compliance program. Pursuant to an agreement reached between the U.S. DOJ and us in 2015, the probation period and the monitorship was extended to approximately 15 months until the end of 2016. We and AUUS appealed the district court’s criminal judgment to the Ninth Circuit, which upheld the judgment in July 2014. Following our further petition, the Ninth Circuit amended its opinion while reaffirmed the district court’s judgment in January 2015. In March 2015, we filed a petition for a writ of Certiorari to the Supreme Court of the United States, and the petition was denied in June 2015.

Europe

In November 2011, the DG COMP advised us that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. In December 2015, we were advised by DG COMP that it was not its intention at present to continue with this investigation.

Brazil

We received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations, and have cooperated with Conselho Administrativa de Defesa Economica (“CADE”), Brazil’s competition agency, in connection therewith. In December 2015, the tribunal of CADE approved a settlement reached by CADE and us. We paid CADE 16.7 million Brazilian Reals in February 2016 pursuant to the settlement agreement.

Antitrust Civil Actions Lawsuits in the United States and other Jurisdictions

There are also over 100 civil lawsuits filed against us and/or AUUS in the United States and other jurisdictions alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the Northern California Court. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court issued an order certifying two types of classes that may proceed against us and other TFT-LCD companies: direct purchasers and indirect purchasers.

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

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), AASI, ABC Warehouse, Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corp (“Costco”), Dell, Electrograph, HP, Home Depot, Interbond (Brandsmart), Kmart Corporation (“Kmart”), Kodak, MARTA, MetroPCS, Motorola Inc.(“Motorola”), NECO Alliance, Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, SB Trust, Sony, Target Corp., Tracfone, TechData Corporation, T-Mobile, Tweeter, Viewsonic, Wal-Mart and other various business entities, filed civil lawsuits against a number of LCD manufacturers including us in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. Since 2012, we have entered into settlement agreements with AT&T, Circuit City, HP, Dell, Nokia, Sony, T-Mobile, Wal-Mart, SB Trust, BestBuy, Kmart, RadioShack, Kodak, Proview, Sears, Target Corp, Tracfone, Viewsonic and several other companies. As to the case with Motorola, in January 2014, the United States District Court for the Northern District of Illinois Eastern Division granted summary judgment in favor of the defendants, and in November 2014 the Seventh Circuit affirmed the summary judgment in favor of the defendants and Motorola lodged an appeal for rehearing en banc but was overruled in January 2015. Motorola filed a petition for certiorari to the United States Supreme Court, which was denied in June 2015. The case with Costco went for trial in September 2014. The jury’s verdict in favor of the plaintiff was received on October 24, 2014. A provision has been recorded by us based on our accounting policy. Judgment has been entered. In March 2016, the court has ruled upon and denied all post trial motions. We, AUUS, our co-defendants LG Display and LG Display America have filed a Notice of Appeal. The briefing schedule for the appeal is not yet set.

Since August 2010, a number of states in the United States, such as New York, Illinois, Florida, Oregon, Wisconsin, Missouri, Arkansas, Michigan, Washington, West Virginia, California, South Carolina, Mississippi and Oklahoma also filed lawsuits against a number of LCD manufacturers including us. Since 2012, we have settled with the states of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, Wisconsin, Oklahoma, Mississippi, Oregon, Washington, and South Carolina. We have retained counsel to handle the related matter for the litigation with the remaining state. At this stage, the final outcome of this matter is uncertain and will depend on further court proceedings. Our management is reviewing the merits of these civil lawsuits on an on-going basis.

Another lawsuit was filed by certain consumers in Israel against certain LCD manufacturers including us in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues including whether the lawsuit was properly served. In March 2016, the Israeli Court issued an order stating that the case may proceed in Israel. We are considering whether to appeal the Israeli Court’s decision. Our management is reviewing the merits of this matter on an on-going basis.

We have made provisions with respect to certain, but not all, civil lawsuits as the management deems appropriate. See Note 38 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will reassess the adequacy and reasonableness of the said provisions and make adjustments as we deem necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

Other Litigations

In July and August of 2014, SunPower Technology, Ltd. (“SPTL”), we and AU Optronics Singapore Pte. Ltd. submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. We are seeking, among other things, a declaration that SPTL has breached the joint venture agreement, entitling us to the right to sell its shares in the joint venture under certain terms and conditions, monetary damages and fees and costs. SPTL is seeking, among other things, a declaration that we have breached the joint venture agreement, entitling SPTL to the right to purchase our shares in the joint venture under certain terms and conditions, monetary damages and fees and costs. As of the date of this report, no hearing date has been scheduled yet. We intend to vigorously pursue our claims and defend against SPTL’s claims. At this stage, the final outcome of this matter is uncertain, and the amount of possible loss, if any, of this matter is currently not estimable. Our management is reviewing the merits of this matter on an on-going basis.

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

Proceedings Related to Our Directors and Senior Management

None.

Environmental Proceedings

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration of the Executive Yuan of Taiwan to the third phrase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the Environmental Protection Administration of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. Primarily in light of the settlement and the relevant approvals issued by the government to us and based on the principle under the Administrative law of protection of reliance, currently we do not believe that this event will have a material adverse effect on our operations. We will continue to monitor if there will be any material adverse effect on our operations as the event develops.

8.A.8.	Dividends and Dividend Policy

On June 6, 2014, our annual shareholders’ meeting approved the board of director’s proposal to distribute a cash dividend of NT$0.01 per share and cash distribution of NT$0.14 per share from capital surplus for the year ended December 31, 2013. On June 2, 2015, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.50 per share for the year ended December 31, 2014. On March 10, 2016, our board of directors passed a resolution to distribute a cash dividend of NT$0.35 per share for the year ended December 31, 2015, which is subject to the resolutions of our annual shareholders’ meeting for the year ended December 31, 2015.

Our Articles of Incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Act to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. According to the amended ROC Company Act and the proposed amendment to our Articles of Incorporation to be approved by our annual shareholders’ meeting in June 2016 which will be applicable to distribution of dividend for the year of 2015, provide that where we have a profit for each fiscal year, we shall first cover accumulated losses, pay taxes, and then allocate 10% of the remaining net earnings as our legal reserve unless previously allocated legal reserve has already amounted to our paid-in capital; and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated balance from preceding years can be distributed after the distribution plan proposed by the Board is approved by resolution of the shareholders’ meeting.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Act to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed. See “Item 10. Additional Information—10. B. Memorandum and Articles of Association—Dividends and Distribution.” For information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends.”

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per Common Share		Average Daily Trading	Closing Price per ADS		Average Daily Trading
	High	Low	Volume	High	Low	Volume
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
2011	30.35	11.90	50,191.7	10.44	3.77	2,528.8
2012	17.40	8.21	77,985.9	5.89	2.74	1,190.7
2013	14.00	8.44	81,594.3	4.89	2.82	1,146.2
2014	16.55	8.80	74,525.9	5.42	2.73	480.1
First Quarter	10.75	8.80	62,801.6	3.48	2.73	416.9
Second Quarter	12.65	10.90	77,362.5	4.19	3.62	504.4
Third Quarter	14.90	12.60	81,464.5	4.97	4.16	300.3
Fourth Quarter	16.55	11.60	75,080.6	5.42	3.82	696.3
2015	18.90	8.11	76,047.5	6.01	2.40	1,870.4
First Quarter	18.90	15.05	95,463.4	6.01	4.66	2,417.1

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per Common Share		Average Daily Trading	Closing Price per ADS		Average Daily Trading
	High	Low	Volume	High	Low	Volume
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
Second Quarter	17.10	13.25	73,012.0	5.74	4.33	1,486.5
Third Quarter	14.00	8.60	81,948.7	4.47	2.66	1,929.5
Fourth Quarter	10.45	8.11	56,747.7	3.26	2.40	1,668.2
September	11.10	9.71	74,995.6	3.47	2.87	1,464.0
October	10.45	9.57	53,263.2	3.26	2.89	2,040.4
November	10.15	8.74	44,383.0	2.99	2.65	1,515.2
December	9.98	8.11	71,218.8	3.03	2.40	1,435.2
2016 (through March 11, 2016)	9.70	8.26	69,146.0	2.94	2.44	738.5
January	9.60	8.58	58,321.3	2.82	2.54	935.5
February	9.10	8.26	71,287.5	2.75	2.44	635.1
March (through March 11, 2016)	9.70	8.95	91,310.4	2.94	2.71	552.0

(1)	Each ADS represents 10 common shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

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

Pursuant to the ROC Company Act, the election of our directors is conducted by means of cumulative voting. The most recent election for all of the directors was held on June 19, 2013. We have adopted a candidate nomination system for the election of directors.

Pursuant to the ROC Company Act, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, one of our directors is the representatives of a legal entity, as shown in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Directors.”

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

Shares

As of February 29, 2016, our authorized share capital was NT$120.0 billion, divided into 12.0 billion common shares, of which 100.0 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. This unsecured zero coupon convertible bonds had been matured in October 2015, and none of them has been converted into shares of the Company. See “Item 3. Key Information─3.D. Risk Factors─Risks Related to Our ADSs and Our Trading Market─Our equity holders may experience dilution if we issue remunerations in the form of stock and stock options to employees or sell additional equity or equity-linked securities.”

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

Register of Shareholders and Record Date

For our shareholders who have opened Taiwan Depository & Clearing Corporation book-entry accounts, our register of such shareholders is maintained by the database of Taiwan Depository & Clearing Corporation. For our shareholders who have not opened Taiwan Depository & Clearing Corporation book-entry accounts, our register of such shareholders is maintained by our share registrar, Taishin International Bank, Stock Affairs Department. The ROC Company Act permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our shares. Under the ROC Company Act, our register of shareholders should be closed for a period of sixty days before each general meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

Transfer of Shares

Under the ROC Company Act, shares are transferred by endorsement and delivery of the related share certificates. However, settlement of trading of shares of a listed company, such as our company, generally is carried out on the book entry system maintained by the Taiwan Depository & Clearing Corporation. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar.

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

Voting Rights

According to the ROC Company Act, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or “Controlled Entity,” or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors. In all other matters, shareholders must cast all their votes the same way on any resolution provided that shareholders holding shares on behalf of others are permitted to split votes when exercising voting rights. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

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

According to the amended ROC Company Act and the proposed amendment to our Articles of Incorporation to be approved by our annual shareholders’ meeting in June 2016 which will be applicable to distribution of dividend for the year of 2015, provide that where we have a profit for each fiscal year, we shall first cover accumulated losses, pay taxes, and then allocate 10% of the remaining net earnings as our legal reserve unless previously allocated legal reserve has already amounted to our paid-in capital; and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated balance from preceding years can be distributed after the distribution plan proposed by the Board is approved by resolution of the shareholders’ meeting.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Act to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed.

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—8.A.8. Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends.”

Acquisition of Shares by Our Company

With limited exceptions under the ROC Company Act, we are not permitted to acquire our shares.

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

According to the ROC Company Act, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Act.

Rights to Bring Shareholder Suits

Under the ROC Company Act, a shareholder may bring suit against us in the following events:

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

Other Rights of Shareholders

Under the ROC Company Act, dissenting shareholders are entitled to appraisal rights in the event of a spin-off, a merger or various other major corporate actions. Dissenting shareholders may request us to redeem their shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by court order. Dissenting shareholders may exercise their appraisal rights by notifying us before the related shareholders’ meeting or by raising and registering their dissent at the shareholders’ meeting.

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

Capital Gains

Non-ROC resident are exempt from ROC income tax on capital gains from sale or disposition of shares (including shares that were withdrawn from depositary receipt facilities). However, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on net capital gains from the sale or disposal of shares. Capital loss incurred from the sale or disposition of shares can be deducted from capital gains in the same calendar year when calculating the net capital gains and income tax liability, but cannot be carried forward. In addition, only 50% of the net capital gains will be subject to ROC income tax if a non-ROC resident individual has directly held the underlying shares for one year or longer. By way of example, the tax agent of a non-ROC resident individual is required to pay any income tax payable and file an income tax return in May 2016 for the net capital gains that the non-ROC resident individual generates in year 2015. Effective from January 1, 2016, the amended ROC Income Tax Act abolished the ROC income tax on capital gains from sale or disposition of shares and made other revisions as well. Sales of ADSs by non-ROC resident holders (as opposed to sale of our common shares) are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

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

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Act are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax. Moreover, as discussed under Section “—Capital Gains” above, while non-ROC resident entities are exempt from income tax on capital gains, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on capital gains. However, effective from January 1, 2016, the amended ROC Income Tax Act abolished the ROC income tax on capital gains from sale or disposition of shares and made other revisions as well. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at the rate of 20% regardless of whether the non-ROC resident is an individual or an entity.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Act, since January 1, 1998, if retained earnings of the current year are not distributed by the company in the next fiscal year, an additional retained earnings tax will be levied at the rate of 10% on such retained earnings. The 10% retained earnings tax may be credited against the dividend withholding tax once the company distributes dividends from the corresponding retained earnings in subsequent years. According to an amendment to article 73-2 of the ROC Income Tax Act, from taxable year 2015, only 50% retained earning tax paid can be credited against the dividend withholding tax.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria and Italy, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or the District of Columbia or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code, as defined below) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion assumes that we were not a passive foreign investment company for our 2015 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in your ADSs or shares and then as gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (which may be reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations- Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income provided that the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2015 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2015 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

As of December 31, 2015, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$609.4 million and JPY37,757.2 million (US$313.9 million), respectively. We also had certificates of deposit denominated in U.S. dollars, Renminbi and Japanese yen in the amount of US$167.7 million, RMB3,336.5 million (US$515.1 million) and JPY16,500.3 million (US$137.2 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,016.8 million as of December 31, 2015, which represents 96.5% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,377.8 million and JPY28,246.4 million (US$234.9 million), respectively, relating to our overseas vendors.

 As of December 31, 2014, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$566.6 million and JPY13,890.6 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$213.6 million and RMB2,380.5 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,767.1 million as of December 31, 2014, which represents 94.2% of the total accounts receivables balance at that date. We also had Euro-denominated accounts receivables of EUR66.2 million attributable to our European operations as of December 31, 2014, which represents 4.3% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,773.1 million and JPY32,036.2 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on long-term borrowings and exchange rate movements on foreign currency-denominated cash and cash equivalents, accounts receivables, borrowings, convertible bonds and accounts payables. The fair value of forward exchange contracts has been determined by our internal evaluation model, and interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

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

As of December 31, 2015, we had six outstanding interest rate swap agreements with five major international financial institutions, having a total notional principal amount of NT$3,040.0 million (US$92.7 million). As of December 31, 2014, we had six outstanding interest rate swap agreements with five major international financial institutions, having a total notional principal amount of NT$4,000.0 million.

 The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2015 and 2014, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date							Fair Value at December 31,
	2016	2017	2018	2019	2020	Thereafter	Total	2015
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	217,490	–	–	–	–	–	217,490	217,490
Average interest rate	0.754%	–	–	–	–	–	0.754%	–
Fixed rate (NT$)	1,480,300	–	–	–	–	–	1,480,300	1,480,300
Average interest rate	0.575%	–	–	–	–	–	0.575%	–
Fixed rate (JPY)	16,500,253	–	–	–	–	–	16,500,253	16,500,253
Average interest rate	0.257%	–	–	–	–	–	0.257%	–
Fixed rate (CNY)	4,976,055	–	–	–	–	–	4,976,055	4,976,055
Average interest rate	1.929%	–	–	–	–	–	1,929%	–
Fixed Rate (CZK)	80,000	–	–	–	–	–	80,000	80,000
Average interest rate	0.045%	–	–	–	–	–	0.045%	–
Long-term Loans:
Variable rate (NT$)	39,107,738	23,210,807	26,000,271	15,376,488	4,429,764	89,291	108,214,359	108,214,359
Average interest rate	1.837%	2.063%	2.273%	2.593%	2.635%	5.767%	2.059%	–
Interest Rate Swaps (1)
Variable to fixed (NT$)	1,280,000	1,760,000	–	–	–	–	3,040,000	(10,739)
Pay rate	1.090%	1.090%	–	–	–	–	1.090%	–

(1)	Three months fixing rate of Taipei Interbank Offered Rate settled quarterly (0.75244% on December 31, 2015).

	Expected Maturity Date								Fair Value at December 31,
	2015		2016	2017	2018	2019	Thereafter	Total	2014
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	213,622		–	–	–	–	–	213,622	213,622
Average interest rate	0.900%		–	–	–	–	–	0.900%	–
Fixed rate (NT$)	5,728,000		–	–	–	–	–	5,728,000	5,728,000
Average interest rate	0.671%		–	–	–	–	–	0.671%	–
Fixed rate (JPY)	11,147,340		–	–	–	–	–	11,147,340	11,147,340
Average interest rate	0.185%		–	–	–	–	–	0.185%	–
Fixed rate (CNY)	2,380,458		–	–	–	–	–	2,380,458	2,380,458
Average interest rate	2.190%		–	–	–	–	–	2.190%	–
Fixed rate (EUR)	20,000		–	–	–	–	–	20,000	20,000
Average interest rate	0.125%		–	–	–	–	–	0.125%	–
Fixed Rate (CZK)	20,000		–	–	–	–	–	20,000	20,000
Average interest rate	0.070%		–	–	–	–	–	0.070%	–
Liabilities Bonds:
Unsecured (NT$)	13,157,477		–	–	–	–	–	13,157,477	14,732,296
Fixed rate	15.34	%(1)	–	–	–	–	–	15.34%	–
Long-term Loans:
Fixed rate (NT$)	285,715		3,140	–	–	–	–	288,855	288,855
Average interest rate	2.860%		1.450%	–	–	–	–	2.845%	–
Variable rate (NT$)	41,221,348		47,393,644	20,114,327	12,077,730	6,466,647	–	127,273,696	127,273,696
Average interest rate	2.333%		2.608%	3.151%	3.755%	4.644%	–	2.680%	–
Interest Rate Swaps (2)
Variable to fixed (NT$)	960,000		1,280,000	1,760,000	–	–	–	4,000,000	(7,093)
Pay rate	1.090%		1.090%	1.090%	–	–	–	1.090%	–

(1)	Unless previously redeemed, purchased and cancelled, or converted, the interest rate of the zero coupon convertible bonds on maturity is 15.34%.

(2)	90 days Taipei Money Market Secondary fixing rate settled quarterly (0.888% on December 31, 2014).

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the Japanese yen and the U.S. dollar. We enter into short-term foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for the purchase of raw materials and components and capital expenditures denominated in U.S. dollars and Japanese Yen. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated assets and liabilities are accrued in the period of the exchange rate changes on a monthly basis. The terms of the contracts are typically less than one year.

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2015 and 2014:

December 31, 2015
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR65,000
Average contractual exchange rate	JPY131.98 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,000
Average contractual exchange rate	CZK27.05 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$3,484,954
Average contractual exchange rate	JPY3.72 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$289,645
Average contractual exchange rate	JPY121.90 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$308,700
Average contractual exchange rate	CNY6.44 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$496
Average contractual exchange rate	MYR4.30 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$203,000
Average contractual exchange rate	NT$32.52 per US$
Contracts to sell JPY/Buy NT$
Aggregate contract amount	JPY51,000,000
Average contractual exchange rate	NT$0.27 per JPY
Contracts to sell NT$/Buy US$
Aggregate contract amount	NT$101,300
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR47,000
Average contractual exchange rate	US$1.09 per EUR
Fair value of all forward contracts(1)	NT$(339,469)

(1) Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the reporting date.

December 31, 2014
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR80,500
Average contractual exchange rate	JPY143.95 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,000
Average contractual exchange rate	CZK27.60 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$665,422

Average contractual exchange rate	JPY3.74 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$86,405
Average contractual exchange rate	JPY116.23 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$308,300
Average contractual exchange rate	CNY6.21 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$4,520
Average contractual exchange rate	SGD1.31 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$940
Average contractual exchange rate	MYR3.44 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$222,000
Average contractual exchange rate	NT$31.38 per US$
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY93,195
Average contractual exchange rate	US$0.16 per CNY
Contracts to sell EUR/Buy NT$
Aggregate contract amount	EUR9,500
Average contractual exchange rate	NT$38.87 per EUR
Contracts to sell JPY/Buy US$
Aggregate contract amount	JPY336,496
Average contractual exchange rate	US$0.01 per JPY
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR50,000
Average contractual exchange rate	US$1.24 per EUR
Fair value of all forward contracts(1)	NT$(99,467)

(1) Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the reporting date.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares.

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

Depositary fees payable in connection with distributions of cash or securities to ADS holders are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (“DTC”), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

Payment received by us

In 2015, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$43,047.86
Reimbursement of ADR holders identification expenses	US$28,175.52
Reimbursement to Issuer	US$519,450.06
Tax Payment to the IRS	US$252,951.02
Total	US$843,624.46

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2015.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2015, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

We have audited AU Optronics Corp.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AU Optronics Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, AU Optronics Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 10, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hsinchu, Taiwan (Republic of China)

March 10, 2016

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2013, 2014 and 2015.

	Year Ended December 31,
Services	2013	2014	2015
	NT$	NT$	NT$
	(in thousands)
Audit Fees(1)	69,235	55,748	50,990
Tax Fees(2)	6,526	8,272	6,073
Other Fees(3)	-	-	3,000
Total	75,761	64,020	60,063

(1)	Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-US jurisdictions, including statutory audits required by the Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category includes fees incurred from professional services related to tax compliance.

(3)	Other Fees. This category includes professional services related to review over the consolidation platform migration and training provided by KPMG Advisory Services Co., Ltd.

16.D.	Exemptions From the Listing Standards for Audit Committees

Not applicable.

16.E.	Purchases of Equity Securities By the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a) (3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

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

Our board of directors has affirmatively determined that our five independent directors have no material relationship with us.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement. ROC law does not allow separate board meetings to be held by part but not all of the directors of the board.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	ROC law does not contain such a requirement, and we do not have a nominating/corporate governance committee.

NYSE Section 303A.05 requires listed companies to have a compensation committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and to provide for an annual evaluation of the committee’s performance.	We established a compensation committee on August 30, 2011 to meet the requirements under the ROC law. The current members of the compensation committee appointed by the board of directors are Ding-Yuan Yang, Vivien Huey-Juan Hsieh and Chin-Bing (Philip) Peng. We have a written charter to establish certain minimum responsibilities in accordance with ROC law. We do not assess the independence of our compensation committee members under the independence requirements of the NYSE listing standards.

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Under ROC law, shareholders’ approval is required for (i) any issuance of restricted stocks to employees, and (ii) employee stock option plans with exercise price lower than the closing price of the company’s stocks as of the issuance date. Other than the above, under ROC law, the board of directors has authority to approve employee remunerations and employee stock option plans with exercise price equal to or higher than the closing price of the company’s stocks as of the issuance date, and to grant options to employees pursuant to such plans, subject to the approval of the FSC, and to approve share buy-back programs and the transfer of shares to employees under such programs.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	We currently comply with ROC non-binding corporate governance principles promulgated by the Taiwan Stock Exchange, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS

Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of December 31, 2014 and 2015.

(c)	Consolidated Statements of Comprehensive Income of AU Optronics Corp. and subsidiaries for the years ended December 31, 2013, 2014 and 2015.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2013, 2014 and 2015.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2013, 2014 and 2015.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.       EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

2.2	Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

4.1	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.2	Stock Purchase Agreement by and among FDTC, Fujitsu and AU Optronics Corp., for purchase certain amount of stocks of FDTC, dated March 25, 2003 (incorporated herein by reference to Exhibit 4(i) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 255-46 Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(l) to ours annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.6	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.7	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.8	Lease Agreement by and between Acer Display Technology, Inc. and Min-Tour Inc. for No. 1 Xinhe Road Aspire Park, 325 Lungtan, Taoyuan, Taiwan, Republic of China, the site of our fourth-generation fab and module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (Registration No. 333-87418) as filed with Commission on May 1, 2002).

4.9	Lease Agreement by and between AU Optronics Corp. and UMC for No. 1, Gin-Shan Section 7 of Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, the site of one of our fourth-generation fab module-assembly plant (in Chinese, with English summary translation) (incorporated herein by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (Registration No. 333-87418) as filed with the Commission on May 1, 2002).

4.10	Lease Agreement by and between AU Optronics (Suzhou) Corp., Ltd. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the Commission on June 30, 2003).

4.11	Merger Agreement, dated April 7, 2006, between AU Optronics Corp. and Quanta Display Inc. (incorporated herein by reference to Item 1 of our Form 6-K as filed with the Commission on May 12, 2006).

4.12	Quanta Display Inc. 2002 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

4.13	Quanta Display Inc. 2003 Employee Stock Option Plan (English translation) (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F as filed with the Commission on June 29, 2007).

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	Chairman and Chief Executive Officer

Date: March 21, 2016

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AU Optronics Corp.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control－Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2016, expressed an unqualified opinion on the effectiveness of AU Optronics Corp.’s internal control over financial reporting.

/s/ KPMG

Hsinchu, Taiwan (Republic of China)

March 10, 2016

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2015 and 2014

(Expressed in thousands of New Taiwan dollars)

	Notes	December 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	6	$78,880,700	81,965,333
Financial assets measured at fair value through profit or loss－current	7	214,194	133,412
Notes and accounts receivable, net	9	32,319,986	55,950,687
Accounts receivable from related parties, net	9, 36	2,492,479	3,613,524
Other receivables from related parties	36	27,958	56,945
Income taxes receivable		28,571	42,856
Inventories	10	31,795,525	36,420,148
Other current financial assets	6, 9, 37	11,734,252	3,024,073
Noncurrent assets held for sale	13	702,390	-
Other current assets	16	3,796,085	4,407,556
Total current assets		161,992,140	185,614,534
Noncurrent assets:
Available-for-sale financial assets－noncurrent	8	2,148,141	77,724
Investments in equity-accounted investees	8, 11	12,401,725	14,796,070
Property, plant and equipment	13, 21, 36, 37	208,785,609	231,814,724
Investment property	14, 21, 36, 37	465,868	465,868
Intangible assets	15	3,294,684	3,885,755
Deferred tax assets	31	1,987,853	1,190,087
Other noncurrent assets	16, 37	8,161,111	4,499,558
Total noncurrent assets		237,244,991	256,729,786
Total Assets		$399,237,131	442,344,320

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2015 and 2014

(Expressed in thousands of New Taiwan dollars, except for par value)

	Notes	December 31, 2015	December 31, 2014
Liabilities
Current liabilities:
Short-term borrowings	17	$1,593,714	381,322
Convertible bonds payable	18	-	15,110,028
Current installments of long-term borrowings	19, 37	39,107,738	41,507,062
Financial liabilities measured at fair value through profit or loss－current	7	553,663	232,879
Notes and accounts payable		52,087,584	63,359,887
Accounts payable to related parties	36	9,326,171	11,463,941
Equipment and construction payable		7,622,160	4,496,702
Other payables to related parties	36	29,014	56,902
Current tax liabilities		2,980,258	2,629,063
Provisions－current	20	5,012,361	8,696,279
Other current liabilities	11	23,555,082	26,209,075
Total current liabilities		141,867,745	174,143,140
Noncurrent liabilities:
Hedging derivative financial liabilities－noncurrent	7	10,739	7,093
Long-term borrowings, excluding current installments	19, 37	68,537,430	85,689,365
Provisions－noncurrent	20	1,123,975	1,576,687
Deferred tax liabilities	31	2,268,256	2,459,839
Other noncurrent liabilities	11, 22	4,767,913	4,481,264
Total noncurrent liabilities		76,708,313	94,214,248
Total liabilities		218,576,058	268,357,388
Equity	23
Common stock, $10 par value		96,242,451	96,242,451
Capital surplus		60,247,848	59,258,041
Accumulated deficit		(4,493,166)	(6,656,523)
Other components of equity		6,015,336	5,813,709
Equity attributable to shareholders of AU Optronics Corp.		158,012,469	154,657,678
Non-controlling interests		22,648,604	19,329,254
Total equity		180,661,073	173,986,932
Total Liabilities and Equity		$399,237,131	442,344,320

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of New Taiwan dollars, except for earnings per share)

	Notes	2015	2014	2013

Net revenue	25, 36	$360,346,494	408,178,750	416,363,005
Cost of sales	10, 26, 27, 36	(320,509,439)	(359,668,105)	(382,378,938)
Gross profit		39,837,055	48,510,645	33,984,067
Selling and distribution expenses	26, 27, 36	(4,206,101)	(7,798,965)	(7,470,014)
General and administrative expenses	12, 26, 27, 36	(9,205,987)	(9,389,601)	(9,691,071)
Research and development expenses	26, 27, 36	(8,903,819)	(9,156,656)	(8,530,461)
Other income	28, 36	2,197,593	2,162,107	2,448,464
Other gains and losses	7, 8, 11, 12, 13, 14, 29, 36	(9,978,320)	(801,803)	(1,176,393)
Finance costs	13, 30	(2,591,023)	(4,045,133)	(4,782,832)
Share of profit of equity-accounted investees	11	449,452	499,865	454,268
Profit before income tax		7,598,850	19,980,459	5,236,028
Income tax expense	31	384,841	3,243,220	1,359,164
Profit for the year		7,214,009	16,737,239	3,876,864
Other comprehensive income	11, 23, 31
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit obligations		(251,401)	47,827	(35,283)
Equity-accounted investees – share of other comprehensive income (loss)		(2,381)	2,660	(4,679)
Related tax		681	622	467
		(253,101)	51,109	(39,495)
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		(294,749)	2,309,610	3,003,129
Net change in fair value of available-for-sale financial assets		(521,173)	(224,646)	199,425
Effective portion of changes in fair value of cash flow hedges		(3,647)	9,969	41,485
Equity-accounted investees – share of other comprehensive income (loss)		324,928	117,885	(129,872)
Related tax		16,050	(86,211)	(76,097)
		(478,591)	2,126,607	3,038,070
Other comprehensive income, net of tax		(731,692)	2,177,716	2,998,575
Total comprehensive income for the year		$6,482,317	18,914,955	6,875,439
Profit (loss) attributable to:
Shareholders of AU Optronics Corp.		7,242,170	16,366,629	3,804,142
Non-controlling interests		(28,161)	370,610	72,722
Profit for the year		$7,214,009	16,737,239	3,876,864
Total comprehensive income (loss) attributable to:
Shareholders of AU Optronics Corp.		$7,185,693	18,125,736	6,367,518
Non-controlling interests		(703,376)	789,219	507,921
Total comprehensive income for the year		$6,482,317	18,914,955	6,875,439
Earnings per share	32
Basic earnings per share		$0.75	1.70	0.41
Diluted earnings per share		$0.70	1.69	0.40

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to shareholders of AU Optronics Corp.
			Accumulated deficit			Other components of equity
	Common stock	Capital surplus	Legal reserve	Accumulated deficit	Subtotal	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Subtotal	Equity attributable to shareholders of AU Optronics Corp.	Non- controlling interests	Total equity

Balance at January 1, 2013	$88,270,455	112,515,983	-	(80,204,451)	(80,204,451)	1,517,468	19,746	(33,014)	1,504,200	122,086,187	14,062,612	136,148,799
Appropriation for capital surplus	-	(54,614,704)	-	54,614,704	54,614,704	-	-	-	-	-	-	-
Issuance of common stock	7,971,996	2,308,654	-	-	-	-	-	-	-	10,280,650	-	10,280,650
Profit for the year	-	-	-	3,804,142	3,804,142	-	-	-	-	3,804,142	72,722	3,876,864
Other comprehensive income, net of tax	-	-	-	(38,334)	(38,334)	2,319,062	241,163	41,485	2,601,710	2,563,376	435,199	2,998,575
Total comprehensive income for the year	-	-	-	3,765,808	3,765,808	2,319,062	241,163	41,485	2,601,710	6,367,518	507,921	6,875,439
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	293,079	-	(73,734)	(73,734)	-	-	-	-	219,345	45,969	265,314
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(579,982)	(579,982)
Balance at December 31, 2013	96,242,451	60,503,012	-	(21,897,673)	(21,897,673)	3,836,530	260,909	8,471	4,105,910	138,953,700	14,036,520	152,990,220
Appropriation of earnings
Legal reserve	-	-	401,750	(401,750)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(96,242)	(96,242)	-	-	-	-	(96,242)	-	(96,242)
Cash distributed from capital surplus	-	(1,347,395)	-	-	-	-	-	-	-	(1,347,395)	-	(1,347,395)
Profit for the year	-	-	-	16,366,629	16,366,629	-	-	-	-	16,366,629	370,610	16,737,239
Other comprehensive income, net of tax	-	-	-	51,308	51,308	1,929,632	(231,802)	9,969	1,707,799	1,759,107	418,609	2,177,716
Total comprehensive income for the year	-	-	-	16,417,937	16,417,937	1,929,632	(231,802)	9,969	1,707,799	18,125,736	789,219	18,914,955
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	102,424	-	(1,080,545)	(1,080,545)	-	-	-	-	(978,121)	65,253	(912,868)
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	4,438,262	4,438,262
Balance at December 31, 2014	96,242,451	59,258,041	401,750	(7,058,273)	(6,656,523)	5,766,162	29,107	18,440	5,813,709	154,657,678	19,329,254	173,986,932
Appropriation of earnings
Legal reserve	-	-	1,762,846	(1,762,846)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(4,812,123)	(4,812,123)	-	-	-	-	(4,812,123)	-	(4,812,123)
Profit for the year	-	-	-	7,242,170	7,242,170	-	-	-	-	7,242,170	(28,161)	7,214,009
Other comprehensive income, net of tax	-	-	-	(258,104)	(258,104)	774,034	(568,760)	(3,647)	201,627	(56,477)	(675,215)	(731,692)
Total comprehensive income for the year	-	-	-	6,984,066	6,984,066	774,034	(568,760)	(3,647)	201,627	7,185,693	(703,376)	6,482,317
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	172,616	-	(8,586)	(8,586)	-	-	-	-	164,030	(489,906)	(325,876)
Differences between acquisition price and carrying amount arising from acquisition of subsidiaries	-	817,191	-	-	-	-	-	-	-	817,191	(817,191)	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	5,329,823	5,329,823
Balance at December 31, 2015	$96,242,451	60,247,848	2,164,596	(6,657,762)	(4,493,166)	6,540,196	(539,653)	14,793	6,015,336	158,012,469	22,648,604	180,661,073

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of New Taiwan dollars)

	2015	2014	2013
Cash flows from operating activities:
Profit before income tax	$7,598,850	19,980,459	5,236,028
Adjustments for:
Depreciation	46,851,487	56,064,469	62,763,514
Amortization	894,362	838,259	874,233
Interest expense	2,591,023	4,045,133	4,782,832
Interest income	(672,638)	(468,390)	(329,360)
Dividend income	(112,661)	(4,350)	(2,855)
Share of profit of equity-accounted investees	(449,452)	(499,865)	(454,268)
Losses (gains) on disposals of property, plant and equipment, net	(585,196)	307,630	(70,569)
Gains on disposals of investment properties	-	(279,729)	-
Losses (gains) on disposals of investments and financial assets, net	10,618	(713,222)	(1,813,751)
Gain on bargain purchase	-	(2,883,913)	-
Write-downs of inventories	5,661,266	4,731,319	5,106,531
Impairment losses on assets	7,026,226	2,371,034	755,634
Losses (gains) on purchase of convertible bonds payable	87,984	(63,445)	(222,192)
Effect of exchange rates on purchase of convertible bonds payable	576,167	(176,823)	(134,210)
Changes in fair values of financial instruments	240,002	(264,181)	(462,303)
Unrealized foreign currency exchange losses	107,556	1,605,972	1,598,293
Others	10,671	(90,702)	(23,744)
	62,237,415	64,519,196	72,367,785
Change in operating assets and liabilities:
- notes and accounts receivable	22,073,800	(13,817,621)	(3,019,995)
- receivables from related parties	1,150,032	2,402,424	1,949,337
- inventories	(1,498,601)	(3,266,062)	(718,448)
- other current assets	(7,567,250)	3,975,103	449,789
- notes and accounts payable	(10,266,543)	(4,357,288)	(3,999,188)
- payables to related parties	(2,165,658)	(3,632,457)	162,081
- net defined benefit liability	(86,866)	(101,552)	(91,707)
- provisions	(4,012,891)	(1,440,234)	(17,915,214)
- other current liabilities	(2,967,282)	2,438,673	(530,671)
	(5,341,259)	(17,799,014)	(23,714,016)
Cash generated from operating activities	64,495,006	66,700,641	53,889,797
Cash received from interest income	595,475	442,638	345,215
Cash received from dividend income	380,589	322,236	233,302
Cash paid for interest	(2,474,887)	(3,145,859)	(4,148,281)
Cash paid for income taxes	(992,795)	(926,924)	(677,589)
Net cash provided by operating activities	62,003,388	63,392,732	49,642,444
Cash flows from investing activities:
Proceeds from disposals of available-for-sale financial assets	99,517	1,574,669	1,688,342
Proceeds from return of capital by available-for-sale financial assets	1,497	-	-
Acquisitions of available-for-sale financial assets	(33,593)	(1,681)	(209,478)
Acquisitions of equity-accounted investees	(51,700)	(2,529,360)	(939)
Proceeds from disposals of equity-accounted investees	-	25,473	1,729,729
Proceeds from return of capital by equity-accounted investees	-	48,258	-
Acquisitions of property, plant and equipment	(33,440,160)	(16,970,961)	(25,457,759)
Proceeds from disposals of property, plant and equipment	1,762,401	941,439	587,337
Proceeds from disposals of investment properties	-	1,061,297	-
Decrease in refundable deposits	3,341	14,735	160,295
Acquisitions of intangible assets	(303,282)	(291,337)	(1,654,318)
Decrease (increase) in other financial assets	227,320	(83,640)	193,209
Net cash inflows from acquisition of subsidiaries	-	2,763,252	-
Net cash inflows (outflows) resulting from disposals of subsidiaries	-	341,019	(260,210)
Net cash used in investing activities	(31,734,659)	(13,106,837)	(23,223,792)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	1,212,392	(3,075,852)	(5,162,876)
Purchase of convertible bonds payable	(14,799,715)	(5,978,884)	(3,147,405)
Redemption of convertible bonds payable	(563,999)	-	-
Proceeds from long-term borrowings	30,633,963	32,956,812	19,629,576
Repayments of long-term borrowings	(50,849,749)	(67,382,137)	(48,378,183)
Increase (decrease) in guarantee deposits	156,994	(87,132)	(145,746)
Cash dividends and cash distributed from capital surplus	(4,812,123)	(1,443,637)	-
Proceeds from issuance of common stock	-	-	10,280,650
Net change of non-controlling interests and others	4,745,245	(30,621)	138,548
Net cash used in financing activities	(34,276,992)	(45,041,451)	(26,785,436)
Effect of exchange rate change on cash held	923,630	408,617	23,381
Net increase (decrease) in cash and cash equivalents	(3,084,633)	5,653,061	(343,403)
Cash and cash equivalents at January 1	81,965,333	76,312,272	76,655,675
Cash and cash equivalents at December 31	$78,880,700	81,965,333	76,312,272

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

2.	The Authorization of Financial Statements

These consolidated financial statements were authorized for issue by the audit committee of the Board of Directors of AUO on March 10, 2016.

3.	New Accounting Pronouncements Under International Financial Reporting Standards (“IFRS”)

(a)	New and revised standards, amendments and interpretations in issue but not yet effective

The Company has not adopted the following new, revised and amended IFRS that have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
IFRS 9, Financial Instruments	January 1, 2018
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Subject to IASB’s announcement
Amendments to IFRS 10, IFRS 12 and IAS 28, Investments Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IFRS 11, Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14, Regulatory Deferral Accounts	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IAS 1, Presentation of Financial Statements -Disclosure Initiative	January 1, 2016

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

New, Revised or Amended Standards and Interpretations	Effective Date (Note)

Amendments to IAS 7, Statement of Cash Flows - Disclosure Initiative	January 1, 2017
Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41, Agriculture: Bearer Plants	January 1, 2016
Amendments to IAS 27, Equity Method in Separate Financial Statements	January 1, 2016
Annual Improvements to IFRSs 2012 – 2014 Cycle	January 1, 2016

Note:	The aforementioned new, revised and amended standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

(b)	Except for the items discussed below, the Company believes that the initial adoption of aforementioned standards or interpretations will not have any significant impact on its accounting policies.

(1)	IFRS 9, Financial Instruments

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including an expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	IFRS 16, Leases

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations. Under IFRS 16, a lessee is required to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments on the consolidated statement of financial position for all leases with exception for leases of low-value assets and short-term leases. Additionally, a depreciation expense charged on the lease asset and an interest expense accrued on the lease liability are recognized separately on the consolidated statement of comprehensive income for which interest is computed by using effective interest method. When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with a recognition of cumulative effect of the initial adoption of this Standard at the date of initial adoption.

The Company is assessing the potential impact on its financial position and results of operations as a result of the application of IFRS 9, IFRS 15 and IFRS 16.

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

(i)	Financial instruments measured at fair value through profit or loss (including derivative financial instruments) (note 7);

(ii)	Hedging derivative financial instruments measured at fair value (note 7);

(iii)	Available-for-sale financial assets measured at fair value (note 8); and

(iv)	Defined benefit asset (liability) is recognized as the fair value of the plan assets less the present value of the defined benefit obligation (note 22).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Functional and presentation currency

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

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income (loss) in a subsidiary is allocated to the Company and the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Subsidiaries’ financial statements are adjusted to align the accounting policies with those of the Company.

Changes in the Company’s ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Company’s investment and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between such adjustment and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of AUO.

Upon the loss of control, the Company derecognizes the carrying amounts of the assets and liabilities of the subsidiary and non-controlling interests. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any surplus or deficit arising from the loss of control is recognized in profit or loss. The gain or loss is measured as the difference between:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	The aggregate of:

a.	the fair value of the consideration received, and

b.	the fair value of any retained non-controlling investment in the former subsidiary at the date when the Company losses control.

(ii)	The aggregate of the carrying amount of the former subsidiary’s assets (including goodwill), liabilities and non-controlling interests at the date when the Company losses control.

The Company shall account for all amounts previously recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Company had directly disposed of the related assets or liabilities.

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2015	December 31, 2014
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Taiwan CFI Co., Ltd. (CFI) (Previously named as “Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)”)	Manufacturing and sale of color filters (Taiwan ROC)	100.00(1)	49.00(1)
AUO	Space Money Inc. (SMI)	Sale of TFT-LCD panels; leasing (Taiwan ROC)	100.00(4)	-
AUO, Konly and Ronly	Darwin Precisions Corporation (DPTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	46.16(2)	43.48(2)
AUO, Konly and Ronly	Sanda Materials Corporation (SDMC)	Holding company (Taiwan ROC)	99.99	99.90(3)
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Manufacturing and sale of ingots and solar wafers (Taiwan ROC)	96.54	96.56(3)
Konly	Fargen Power Corporation (FGPC)	Solar power generation (Taiwan ROC)	100.00	100.00(4)
Konly	Evergen Power Corporation (EGPC)	Solar power generation (Taiwan ROC)	100.00	100.00(4)
Konly	LiGen Power Corporation (LGPC)	Solar power generation (Taiwan ROC)	100.00(4)	-

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2015	December 31, 2014
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of solar wafers (Malaysia)	100.00	100.00
SDMC	M.Setek Co., Ltd. (M.Setek)	Manufacturing and sale of ingots (Japan)(7)	99.9991	99.98(3)
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD panels (United States)	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support of TFT-LCD panels (Japan)	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support of TFT-LCD panels (Netherlands)	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD panels (South Korea)	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD panels (Singapore)	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar modules (Czech Republic)	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD panels (PRC)	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Repairing of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of mold (Slovakia Republic)	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing TFT-LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Manufacturing and sale of liquid crystal products and related parts (PRC)	51.00(5)	51.00(5)
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing and sale of TFT-LCD panels (PRC)	51.00	49.00(1)
AULB	a.u. Vista Inc. (AUVI)	Research and development and IP related business (United States)	100.00	100.00(4)
AULB and DPTW	BriView (L) Corp. (BVLB)	Holding company (Malaysia)	100.00	100.00(2)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2015	December 31, 2014
DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding company (Malaysia)	100.00	100.00(2)
DPTW	Forhouse International Holding Ltd. (FHVI)	Holding company (BVI)	100.00	100.00(2)
DPTW	Force International Holding Ltd. (FRVI)	Holding company (BVI)	100.00	100.00(2)
FHVI	Fullhouse Corporation Sdn. Bhd. (FHMY)	Manufacturing and sale of electronics dartboard (Malaysia)	-(5)	100.00(2)(5)
FHVI	Fortech International Corp. (FTMI)	Holding company (Mauritius)	100.00	100.00(2)
FHVI	Forward Optronics International Corp. (FWSA)	Holding company (Samoa)	100.00	100.00(2)
FHVI	Prime Forward International Ltd. (PMSA)	Holding company (Samoa)	100.00	100.00(2)
FHVI	Full Luck Precisions Co., Ltd. (FLMI)	Holding company (Mauritius)	100.00	100.00(2)
FRVI	Forefront Corporation (FFMI)	Holding company (Mauritius)	100.00	100.00(2)
FFMI	Forthouse Electronics (Suzhou) Co., Ltd. (FHWJ)	Manufacturing of motorized treadmills (PRC)	100.00	100.00(2)
FTMI	Fortech Electronics (Suzhou) Co., Ltd. (FTWJ)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00(2)
FTMI	Fortech Optronics (Xiamen) Co., Ltd. (FTXM)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00(2)
FWSA and FTMI	Suzhou Forplax Optronics Co., Ltd. (FPWJ)	Manufacturing and sale of precision plastic parts (PRC)	100.00	100.00(2)
PMSA	Fortech Electronics (Kunshan) Co., Ltd. (FTKS)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00(2)
FLMI	Full Luck (Wujiang) Precisions Co., Ltd. (FLWJ)	Manufacturing and sales of precision metal parts (PRC)	100.00(5)	100.00(2)
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2015	December 31, 2014
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00(5)	100.00(5)
BVLB	BriView (Kunshan) Co., Ltd. (BVKS)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	-(5)	100.00(5)
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products and related parts (PRC)	100.00	100.00
BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products and related parts (PRC)	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Manufacturing and sale of solar modules (PRC)	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Sale and sales support of solar modules (United States)	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding company and sales support of solar modules (Netherlands)	100.00	100.00
AENL	AUO Green Energy Germany GmbH (AEDE)	Sales support of solar modules (Germany)	100.00(6)	100.00(6)

Note 1:	In year 2014, the Company has the power over the significant decision of the financial and operating policies of AUKS through an arrangement to obtain more than half of AUKS’s board seats; as a result, AUKS was included in the Company’s consolidated financial statements. The Company also did not own more than 50% ownership interest in Toppan CFI, through certain arrangement, the Company owned the power over relevant activities in operation. Therefore, Toppan CFI was included in the Company’s consolidated financial statements in year 2014.

On February 12, 2015, AUO’s board of directors approved the acquisition of 51% shareholdings in Toppan CFI from Toppan Printing Co., Ltd. for $4,428,507 thousand. The transaction was completed on April 20, 2015. Toppan CFI was then renamed as CFI and the Company’s ownership interest in CFI increased to 100%. The acquisition was accounted for as an equity transaction as there is no change of power over relevant activities in CFI and the Company recognized an increase in capital surplus of $817,191 thousand in 2015.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2:	BriView Corp. (“BVTW”) and Forhouse Corporation (“Forhouse”) were merged on October 1, 2014. Forhouse is the legal acquirer and the surviving company while BVTW was dissolved. Forhouse was then renamed as DPTW. Upon completion of the merger, DPTW was owned as to 43.48% by the Company. Although the Company does not own more than 50% of the DPTW’s ownership interests, it is considered to have de facto control over the operating policies of DPTW. As a result, DPTW was accounted for as a subsidiary of the Company. Please refer to note 12 for further details.

Note 3:	On April 1, 2014, ACTW spun off its long-term investment of M.Setek and the department responsible for managing M.Setek to SDMC.

Note 4:	FGPC was incorporated in May 2014. EGPC and AUVI were both incorporated in December 2014. SMI and LGPC were both incorporated in October 2015.

Note 5:	As part of a business restructuring, BVKS and FHMY were liquidated in March 2015. In addition, DPCD, BKHZ and FLWJ have been resolved by their respective boards of directors for liquidation. The liquidation is still in process for these three entities as of December 31, 2015.

Note 6:	AEDE has commenced its liquidation process which was still in progress as of December 31, 2015.

Note 7:	The board of directors of M.Setek resolved on January 8, 2016 to cease the production of polysilicon and to focus on the production of ingot.

(d)	Foreign currency

(1)	Foreign currency transactions

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

Except for the following items, foreign currency differences arising from settlement or retranslation of monetary assets and liabilities are recognized in profit or loss:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income;

(ii)	Exchange differences arising on the effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in other comprehensive income.

(2)	Foreign operations

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

(i)	Financial assets measured at fair value through profit or loss

The Company has certain financial assets classified in this category to hedge its exposure to foreign exchange and interest rate risks arising from operating and financing activities. When a derivative financial instrument is not effective as a hedge the Company accounts for it as a financial asset or liability measured at fair value through profit or loss. See note 4(g)(3) for further detail of the Company’s derivative financial instruments and hedge accounting policy.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as receivables or financial assets measured at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value, plus any directly attributable transaction cost. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, dividend income and foreign currency differences related to monetary financial assets, are recognized in other comprehensive income and presented within equity in unrealized gains (losses) on financial instruments. When an investment is derecognized, the cumulative gain or loss in equity is reclassified to profit or loss. A regular way, purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

If the Company's ownership interest in an associate is reduced, but the Company continues to apply the equity method, the Company shall reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest on the same basis as mentioned above.

If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to account for the investment using equity method and does not remeasure the interest previously held.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the capital surplus arising from investment accounted for under the equity method in associates is insufficient to offset with the said corresponding amount, the differences will be charged or credited to retained earnings. If the Company’s ownership interest is reduced due to circumstances as mentioned above, but the Company continues to apply the equity method, the Company shall reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be required to be reclassified to profit or loss on the disposal of the related assets or liabilities.

At the end of each reporting period, if there is any indication of impairment, the entire carry amount of the investment including goodwill is tested for impairment as a single asset, by comparing its recoverable amount with its carrying amount. An impairment loss recognized forms part of the carrying amount of the investment in associates. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Unrealized profits resulting from the transactions between the Company and associates are eliminated to the extent of the Company’s interest in the associate. Unrealized losses on transactions with associates are eliminated in the same way, except to the extent that the underlying asset is impaired.

When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest, including any long-term investments that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has a legal or contractual obligation, or has made payments on behalf of the investee.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and is recognized in other gains and losses.

(2)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized to profit or loss. Ongoing repairs and maintenance is recognized in profit or loss as incurred.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Depreciation

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

(4)	Reclassification to investment property

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

(q)	Impairment – non-financial assets

Other than inventories, deferred tax assets and noncurrent assets held for sale, the carrying amounts of the Company’s investment property measured at cost and long-term non-financial assets (property, plant and equipment and other intangible assets with finite useful lives), are reviewed at the reporting date to determine whether there is any indication of impairment. When there is an indication of impairment exists for the aforementioned assets, the recoverable amount of the asset is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset has been allocated to.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Remeasurements of the net defined benefit liability (asset) which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized in other comprehensive income in the period in which they occur, and which then are reflected in retained earnings and will not be reclassified to profit or loss.

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

(v)	Income taxes

Income tax expense comprises current and deferred taxes.

(1)	Current taxes

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

Deferred taxes liabilities are recognized for taxable temporary differences related to investments in subsidiaries, associates and joint arrangements, however, if the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future, deferred income taxes are not recognized.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when the reverse, using tax rates enacted or substantively enacted tax rate on the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

Current taxes and deferred income taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquisition-related costs are expensed as incurred, except that the costs are related to the issue of debt or equity securities.

Each identifiable asset and liability is measured at its acquisition-date fair value. Non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership instruments' proportionate share in the recognized amounts of the acquiree's net identifiable assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs.

(x)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing profit or loss attributable to the shareholders of AUO by the weighted-average number of common shares outstanding during the period. AUO’s convertible bonds and employee stock bonuses are potential common shares. In computing diluted earnings per share, profit or loss attributable to the shareholders of AUO and the weighted-average number of common shares outstanding during the period are adjusted for the effects of dilutive potential common stock, assuming dilutive share equivalents had been issued. The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

6.	Cash and Cash Equivalents

	December 31,
	2015	2014
	(in thousands)
Cash on hand, demand deposits and checking accounts	$48,937,310	44,050,305
Time deposits	28,648,288	28,441,470
Government bonds with reverse repurchase agreements	1,295,102	9,473,558
	$78,880,700	81,965,333

Refer to note 34 for the disclosure of currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2015 and 2014, deposits not qualifying as cash and cash equivalents amounting to $9,997,888 thousand and $2,100,000 thousand, respectively, were classified as other current financial assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2015 and 2014, no cash and cash equivalents were pledged with banks as collaterals.

7.	Derivative Financial Instruments and Hedging Instruments

(1)	Derivative Financial Instruments

	December 31,
	2015	2014
	(in thousands)
Financial assets measured at fair value through profit or loss – current:
Foreign currency forward contracts	$214,194	133,412

Financial liabilities measured at fair value through profit or loss – current:
Foreign currency forward contracts	$553,663	232,879

Hedging derivative financial liabilities – noncurrent:
Interest rate swap contracts	$10,739	7,093

 Refer to note 34 for the disclosure of the Company’s credit, currency and interest rate risks related to financial instruments.

 As of December 31, 2015 and 2014, outstanding foreign currency forward contracts were as follows:

December 31, 2015
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2016 – Mar. 2016	USD203,000 / NTD6,600,968
Sell USD / Buy JPY	Jan. 2016 – Mar. 2016	USD289,645 / JPY35,307,718
Sell NTD / Buy JPY	Jan. 2016	NTD3,484,954 / JPY12,957,000
Sell NTD / Buy USD	Jan. 2016 – Apr. 2016	NTD101,300 / USD3,110
Sell JPY / Buy NTD	Jan. 2016 – May 2016	JPY51,000,000 / NTD13,702,255
Sell USD / Buy MYR	Jan. 2016 – Mar. 2016	USD496 / MYR2,132
Sell USD / Buy CNY	Jan. 2016 – May 2016	USD308,700 / CNY1,989,416
Sell EUR / Buy USD	May 2016	EUR47,000 / USD51,267
Sell EUR / Buy JPY	Jan. 2016 – Feb. 2016	EUR65,000 / JPY8,578,916
Sell EUR / Buy CZK	Feb. 2016	EUR3,000 / CZK81,150

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2015 – Feb. 2015	USD222,000 / NTD6,965,393
Sell USD / Buy JPY	Jan. 2015 – May 2015	USD86,405 / JPY10,042,510
Sell NTD / Buy JPY	Jan. 2015 – Apr. 2015	NTD665,422 / JPY2,490,942
Sell USD / Buy CNY	Jan. 2015 – May 2015	USD308,300 / CNY1,914,839
Sell CNY / Buy USD	Jan. 2015	CNY93,195 / USD15,000
Sell EUR / Buy NTD	Jan. 2015	EUR9,500 / NTD369,218
Sell JPY / Buy USD	Jan. 2015 – Mar. 2015	JPY336,496 / USD3,000
Sell EUR / Buy USD	Mar. 2015	EUR50,000 / USD61,793
Sell EUR / Buy JPY	Jan. 2015 – Mar. 2015	EUR80,500 / JPY11,587,826
Sell EUR / Buy CZK	Feb. 2015	EUR3,000 / CZK82,800
Sell USD / Buy SGD	Jan. 2015	USD4,520 / SGD5,942
Sell USD / Buy MYR	Jan. 2015 – Mar. 2015	USD940 / MYR3,230

	For the years ended December 31,
	2015	2014	2013
Net gains (losses) of foreign currency forward contracts were as follows:	(in thousands)
Unrealized gains (losses)	$(240,002)	264,181	462,303
Realized gains (losses)	1,179,119	(403,096)	(2,185,877)
	$939,117	(138,915)	(1,723,574)

AUO entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities. As of December 31, 2015 and 2014, AUO’s total notional amount of outstanding interest rate swap contracts amounted to $3,040,000 thousand and $4,000,000 thousand, respectively, and all of which were related to effective hedges. For the years ended December 31, 2015, 2014 and 2013, no unrealized gains or losses resulting from change in fair value of interest rates swap contracts were recognized in profit and loss.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2015 and 2014, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2015
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$(10,739)	Jan. 2016 –Aug. 2017	Jan. 2016 –Aug. 2017

December 31, 2014
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$(7,093)	Jan. 2015 –Aug. 2017	Jan. 2015 –Aug. 2017

8.	Available-for-sale Financial Assets－noncurrent

	December 31,
	2015	2014
	(in thousands)
Equity securities	$2,148,141	77,724

The Company sold part of its investments in available-for-sale securities during 2015, 2014 and 2013. The selling prices amounted to $99,517 thousand, $1,574,669 thousand and $1,688,342 thousand, respectively, and the realized gains on disposal amounted to $99,517 thousand, $1,294,182 thousand and $933,336 thousand, respectively.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery. As a result, the Company recognized impairment losses of $107,494 thousand and $412,563 thousand for the years ended December 31, 2014 and 2013, respectively.

Some of the available-for-sale securities held by the Company were publicly listed equity shares, if the share price of these securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease $207,720 thousand, $4,038 thousand and $40,001 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In May 2015, the Company ceased having significant influence over Qisda Corporation (“Qisda”) and reclassified its investment in Qisda as noncurrent available-for-sale financial asset. Please refer to note 11 for further information on the Company’s investment in Qisda.

9.	Notes and Accounts Receivable, net (Including Related and Unrelated Parties)

	December 31,
	2015	2014
	(in thousands)
Notes and accounts receivable	$36,406,506	60,472,806
Less: allowance for doubtful accounts	(69,897)	(83,240)
allowance for sales returns and discounts	(1,524,144)	(825,355)
	$34,812,465	59,564,211
Notes and accounts receivable, net	$32,319,986	55,950,687
Accounts receivable from related parties, net	$2,492,479	3,613,524

Aging analysis of notes and accounts receivable, which were past due but not impaired, was as follows:

	December 31,
	2015	2014
	(in thousands)
Past due less than 60 days	$628,657	1,033,662
Past due 61~180 days	32,852	91,414
Past due over 180 days	74,906	77,637
	$736,415	1,202,713

The movement in the allowance for doubtful accounts was as follows:

	For the years ended December 31,
	2015		2014		2013
	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment
	(in thousands)
Balance at beginning of the year	$10,334	72,906	-	63,652	-	68,150
Provisions (reversals) charged to (against) expense	3,196	(14,864)	27,485	7,056	-	1,203
Write-offs	(1,814)	(383)	(20,090)	-	-	-
Effect of changes in foreign currency exchange rates	(2)	524	2,939	2,198	-	(5,701)
Balance at end of the year	$11,714	58,183	10,334	72,906	-	63,652

The payment terms granted to customers are generally 30 to 60 days from the end of the month during which the invoice is issued.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company evaluates possible uncollected amounts and uses allowance for doubtful accounts to record its doubtful receivable expenses. When evaluating the allowances, the Company considers the historical experience, the customer credits and the account aging analysis. While it is determined a receivable is uncollectible, receivable balances is offset against the allowance for doubtful accounts.

Information about the Company’s exposure to credit risk is included in note 34.

As of December 31, 2015 and 2014, the Company entered into financing facilities with banks to factor certain of its accounts receivable without recourse, details of which were as follows:

December 31, 2015
Underwriting bank	Factoring limit		Amount advanced		Amount sold and derecognized		Principle terms
			(in thousands)
Chinatrust Commercial Bank	USD	230,000	NTD	1,500,000	USD	50,941	See notes(a)~(c) and (e)
Taishin Bank	USD	180,000	NTD	1,500,000	USD	50,941	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	USD	35,000	USD	35,000	See notes(a)~(c) and (e)
			EUR	43,100	EUR	43,100
Taipei Fubon Bank	USD	75,000	USD	46,400	USD	51,659	See notes(a)~(c) and (e)
E. Sun Bank	USD	60,000	USD	11,570	USD	12,869	See notes(a)~(c) and (e)
DBS Bank	USD	96,000	USD	15,300	USD	15,330	See notes(a)~(c) and (e)
Taishin Bank	USD	35,000		-	USD	12,109	See notes(a)~(d) and (f)
First Commercial Bank	USD	30,000		-		-	See notes(a)~(d) and (f)

December 31, 2014
Underwriting bank	Factoring limit		Amount advanced	Amount sold and derecognized	Principle terms
			(in thousands)
Chinatrust Commercial Bank	USD	230,000	-	-	See notes(a)~(c) and (e)
Mizuho Corporate Bank	USD	90,000	-	-	See notes(a)~(d)
Taishin Bank	USD	180,000	-	-	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	-	-	See notes(a)~(d)
Taipei Fubon Bank	USD	75,000	-	-	See notes(a)~(c) and (e)
E. Sun Bank	NTD	1,800,000	-	-	See notes(a)~(c) and (e)
DBS Bank	USD	114,000	-	-	See notes(a)~(c) and (e)
ING Bank	USD	70,000	-	-	See notes(a)~(d)
China Development Industrial Bank	USD	83,000	-	USD 19,163	See notes(a)~(d) and (f)
China Development Industrial Bank	NTD	150,000	-	-	See notes(a)~(d) and (f)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):	As of December 31, 2015 and 2014, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of $985,158 thousand and $608,736 thousand, respectively, were classified under other current financial assets.

Note (d):	To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables.

Note (e):	To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables. In case any commercial dispute between the Company and customers or other reasons results in the Company’s failure to perform the obligation under these facilities, the banks have requested the Company to issue promissory notes or to transfer receivables in the amounts equal to 10 percent of respective facilities. Other than such arrangements, no collaterals were provided by the Company.

Note (f):	The aforementioned terms are applicable to the respective underwriting banks, and the Company bears all risks deriving from the customers except credit risk which is borne by the respective underwriting banks.

10.	Inventories

	December 31,
	2015	2014
	(in thousands)
Finished goods	$13,487,008	14,699,840
Work-in-progress	11,324,925	13,627,003
Raw materials	6,983,592	8,093,305
	$31,795,525	36,420,148

For the years ended December 31, 2015, 2014 and 2013, the amounts of inventories that were charged to cost of sales were $319,606,448 thousand, $360,344,022 thousand and $381,966,523 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $5,661,266 thousand, $4,731,319 thousand and $5,106,531 thousand for the years ended December 31, 2015, 2014 and 2013, respectively, which were also included in the cost of sales.

As of December 31, 2015 and 2014, none of the Company’s inventories was pledged as collateral.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Investments in Equity-accounted Investees

Investments in equity-accounted investees at the reporting dates consisted of the following:

	December 31,
	2015	2014
	(in thousands)
Associates	$4,787,892	7,605,802
Joint ventures	7,613,833	7,190,268
	$12,401,725	14,796,070

(a)	Associates

		Principal	December 31, 2015		December 31, 2014
Name of associate	Principal activities	place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	Manufacturing and sales of Light Emitting Diode	Taiwan ROC	24	$3,337,655	22	$3,310,205
Raydium Semiconductor Corporation (“Raydium”)	IC design	Taiwan ROC	16	590,839	15	568,109
Daxin Materials Corp. (“Daxin”)	Manufacturing, research, and sales of display and green energy related chemicals	Taiwan ROC	25	484,578	25	469,328
Qisda	ODM/OEM of electronic products and hardware-software integration service	Taiwan ROC	-	-	10	2,922,387
Others				374,820		335,773
				$4,787,892		$7,605,802

In 2013, the Company determined part of its equity-accounted investees was impaired, and there is a remote chance of future recovery. As a result, the Company recognized impairment loss of $183,539 thousand for the year ended December 31, 2013, based on estimated recoverable amount of $5,421,386 thousand for these investments. The recoverable amount was determined based on the value in use, which was not necessarily the current market value.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to May 2015, the Company was able to exercise significant influence over the operating policies of Qisda, and accounted for its investments in Qisda under the equity method of accounting. Since the Company and Qisda had mutual holdings, the share of profit or loss was recognized using the treasury stock method.

In May 2015, the Company reassessed its relationships with Qisda and determined that it is no longer able to exercise significant influence over Qisda. Therefore, the Company reclassified its investment in Qisda as noncurrent available-for-sale financial asset measured at fair value. The difference between the fair value of the investment and carrying amount accounted for under the equity method as at the date of the reclassification was recognized in profit or loss. Further, previously recognized other comprehensive income or loss and other equity reserves related to the Company’s investment in Qisda were also reclassified to profit or loss. In total, a loss of $110,136 thousand was recognized under other gains and losses in the consolidated statement of comprehensive income for the year ended December 31, 2015.

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates.

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
The Company’s share of profits of associates	$248,165	316,721	318,184
The Company’s share of other comprehensive loss of associates	(71,585)	(32,972)	(223,196)
The Company’s share of total comprehensive income of associates	$176,580	283,749	94,988

(b)	Joint ventures

			December 31, 2015		December 31, 2014
Name of joint ventures	Principal activities	Principal place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
AUO SunPower Sdn. Bhd. (“AUSP”)	Manufacturing and sales of solar power products	Malaysia	50	$7,240,360	50	$6,691,123
Others				373,473		499,145
				$7,613,833		$7,190,268

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”). In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (equivalents to $966,600 thousand) and agreed to contribute additional cash over time. As of December 31, 2015, the total cash payments made by the Company amounted to US$180,069 thousand. The accumulated amortization on the deferred credit resulting from the technology contributed to AUSP was $724,951 thousand and $586,865 thousand as at December 31, 2015 and 2014, respectively. The remaining $241,649 thousand and $379,735 thousand will be amortized to earnings on a straight-line basis over the estimated remaining useful life of the technology, and is recorded as other current liabilities of $138,086 thousand and $138,086 thousand and other noncurrent liabilities of $103,563 thousand and $241,649 thousand as of December 31, 2015 and 2014, respectively.

There is no individually significant joint venture for the Company. The following table summarized the amount recognized by the Company at its share of those joint ventures.

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
The Company’s share of profits of joint ventures	$201,287	183,144	136,084
The Company’s share of other comprehensive income of joint ventures	394,132	153,517	88,645
The Company’s share of total comprehensive income of joint ventures	$595,419	336,661	224,729

As of December 31, 2015 and 2014, none of the Company’s investments in equity-accounted investees was pledged as collateral.

12.	Business Combinations

(a)	Acquisition of subsidiaries

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

Prior to the acquisition date, the Company held 27.31% ownership interests in Forhouse. As a result of the acquisition, the Company recognized a loss from deemed disposal of $606,433 thousand determined based on the fair value of the previously held equity interests of $1,539,160 thousand at the acquisition date. The gain on bargain purchase and the loss from deemed disposal both were recognized under other gains and losses in the consolidated statements of comprehensive income.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Acquisition-related costs

Acquisition-related costs of $400 thousand on legal fees and due diligence fees were expensed as incurred and included in general and administrative expenses in the consolidated statements of comprehensive income.

13.	Property, Plant and Equipment

	For the year ended December 31, 2015
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of change in consolidated entities	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$9,238,072	200,006	(513,574)	-	187,782	9,112,286
Buildings	130,481,487	22,234	(1,512,232)	-	(6,835,135)	122,156,354
Machinery and equipment	781,274,965	2,855,605	(29,667,810)	-	24,556,568	779,019,328
Other equipment	37,480,550	3,464,238	(7,037,238)	-	340,455	34,248,005
	958,475,074	6,542,083	(38,730,854)	-	18,249,670	944,535,973

Accumulated depreciation and impairment loss:
Land	179,227	-	-	-	5,662	184,889
Buildings	33,490,096	5,309,628	(1,244,735)	-	(4,763,043)	32,791,946
Machinery and equipment	673,810,520	43,794,880	(29,282,299)	-	6,631,930	694,955,031
Other equipment	32,993,554	4,773,205	(7,027,110)	-	(523,947)	30,215,702
	740,473,397	53,877,713	(37,554,144)	-	1,350,602	758,147,568
Prepayments for purchase of land and equipment, and construction in progress	13,813,047	25,422,448	(495)	-	(16,837,796)	22,397,204
Net carrying amounts	$231,814,724					208,785,609

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2014
	Balance, Beginning of Year	Additions	Disposal or write off	Effect of change in consolidated entities	Reclassification and effect of change in exchange rate	Balance, End of Year
Cost:			(in thousands)

Land	$7,677,683	1,200	-	1,654,242	(95,053)	9,238,072
Buildings	128,102,619	78,983	(111,575)	1,902,642	508,818	130,481,487
Machinery and equipment	779,427,807	1,202,107	(17,693,988)	905,074	17,433,965	781,274,965
Other equipment	37,961,993	2,900,224	(5,125,326)	459,550	1,284,109	37,480,550
	953,170,102	4,182,514	(22,930,889)	4,921,508	19,131,839	958,475,074

Accumulated depreciation and impairment loss:
Land	121,567	66,046	-	-	(8,386)	179,227
Buildings	28,868,670	4,484,205	(48,347)	-	185,568	33,490,096
Machinery and equipment	640,556,287	48,744,396	(17,120,896)	(57,421)	1,688,154	673,810,520
Other equipment	32,773,620	5,025,584	(5,253,005)	-	447,355	32,993,554
	702,320,144	58,320,231	(22,422,248)	(57,421)	2,312,691	740,473,397
Prepayments for purchase of land and equipment, and construction in progress	19,419,049	9,645,867	(7,548)	133,638	(15,377,959)	13,813,047
Net carrying amounts	$270,269,007					231,814,724

As of December 31, 2015 and 2014, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was registered in the name of a farmer due to regulations. An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

ACTW sold its lands located in Chang Hua Coastal Industrial Park, Taiwan, during 2015 and 2014. The selling price amounted to $790,342 thousand and $810,000 thousand, respectively and gains on disposal amounted to $276,769 thousand and $77,121 thousand, respectively.

According to the resolution of board of directors’ meeting held on August 10, 2015, AUO decided to sell part of its plants and has entered into an agreement with Wistron NeWeb Corporation. This transaction was completed in December 2015, and the selling price and gain on disposal were $808,504 thousand and $558,206 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AETJ decided to sell its use right of land and plants to Tianjin Binhai Hi-tech Development Area Asset Management Ltd. pursuant to the resolution of AETJ’s board of directors’ meeting held on December 9, 2015. The carrying amount of the aforementioned assets was $702,390 thousand and the anticipated selling price was approximately $762,091 thousand. The assets were classified as noncurrent assets held for sale in the consolidated statement of financial position as of December 31, 2015.

The Company recognized an impairment loss of $172,530 thousand in the fourth quarter of 2015 for certain machineries and equipments with low utilization in display segment resulting from the decline in the application for certain products.

Some indications of impairment existed in the Company’s solar segment; therefore, the Company performed its impairment assessment over the solar CGU’s long-term assets with lower capacity utilization. In 2015, 2014 and 2013, the Company wrote down its property, plant and equipment and recognized losses of $101,764 thousand, $2,296,081 thousand and $159,532 thousand, respectively.

Polysilicon in the solar industry has experienced significant downturns including sharp decline in pricing because of oversupply capacity worldwide and reductions in government economic incentives; therefore, the management of M.Setek, the Company’s subsidiary in Japan, decided to cease the production of polysilicon which was approved by the board of directors of M.Setek on January 8, 2016. The Company performed its impairment assessment over the polysilicon CGU’s long-term assets in the fourth quarter of 2015. The recoverable amount was determined based on the relevant assets’ estimated fair value less cost of disposal. The fair value of long-term assets was determined by management with reference to the sales prices of recent transactions of similar asset in the same geographical area.

The fair value measurement was categorised as a Level 3 fair value based on inputs in the valuation techniques used.

The following table shows the valuation technique used in the determination of fair value of the polysilicon CGU’s long-term assets within Level 3, as well as the significant inputs used in the valuation model.

Description of Valuation Technique	Significant inputs	Inter-relationship between significant inputs and fair value measurement

Sales comparison approach:

Sales price of comparable property in close proximity are adjusted for differences in key attributes such as property size. The expected sales price is adjusted with sales discount based on land size. The significant inputs into this valuation approach are price per square meter of comparable properties and sales discount.

	● Price per square meter (JPY 8,000). ● Sales discount (15%).	The estimated fair value would increase (decrease) if: ● the price per square meter is higher (lower); or ● the sales discount rates are lower (higher).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Based on management assessment, the carrying amount of the polysilicon CGU was determined to be higher than its estimated recoverable amount; consequently, an impairment loss of $6,755,157 thousand was recognized during the year ended December 31, 2015.

Impairment losses as mentioned above are recognized as other gains and losses in the consolidated statements of comprehensive income.

The capitalized borrowing costs were $186,025 thousand, $210,882 thousand and $241,286 thousand for the years ended December 31, 2015, 2014 and 2013, respectively. The interest rates applied for the capitalization, ranged from 1.29% to 6.73%, 1.00% to 6.89% and 0.61% to 6.90% for the years ended December 31, 2015, 2014 and 2013, respectively.

Certain property, plant and equipment were pledged as collateral, see note 37.

14.	Investment Property

	For the year ended December 31, 2015
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Land	$465,868	-	-	465,868
Fair Value	$1,145,098			1,402,040

	For the year ended December 31, 2014
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Cost:
Land	$836,960	-	(371,092)	465,868
Buildings	544,421	-	(544,421)	-
	1,381,381	-	(915,513)	465,868
Accumulated depreciation and impairment loss:
Buildings	126,167	7,778	(133,945)	-
Net carrying amounts	$1,255,214			465,868
Fair Value	$2,406,058			1,145,098

AUO decided to sell all its plants and land located in Jhunan, Taiwan to Lextar on August 13, 2014. The transfer was completed in November 2014 and the selling price and gain on disposal were $1,061,297 thousand and $279,729 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of investment property is based on a valuation performed by an independent valuer who holds a recognized and relevant professional qualification and has recent experience in the location and category of the investment property being valued. The fair value measurement has been categorized as a level 3 fair value based on the inputs to the valuation techniques used.

For the year ended December 31, 2014, valuation techniques are based on the market valuation approach and income approach. Market valuation approach is through comparison, analysis, adjustment and other means of value for comparable properties to estimate the value of the investment property; the income approach is based on the discounted cash flows from the Company’s estimated future rentals.

For the year ended December 31, 2015, valuation techniques are based on the market valuation approach and land development analysis approach. Land development analysis approach determine the fair value of investment property based on the value prior to development or construction, after deducting the direct cost, indirect cost, capital interest and profit during the development period, and also consider total sales price of properties after completion of development or construction. It also incorporates the possibility of changes in utility of land through development or improvement in accordance with legal use and density of the land.

The significant inputs in valuation techniques used are set out below.

	December 31,
	2015	2014
Overall capital interest rate	2.06%	-
Rate of return	10.00%	-
Capitalization rate	-	1.50% ~ 1.77%

Certain investment property were pledged as collateral, see note 37.

15.	Intangible Assets

	For the year ended December 31, 2015
	Balance, Beginning of Year	Addition	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$11,597,995	303,282	385	11,901,662
Accumulated amortization:
Patent and technology fee	7,712,240	894,362	376	8,606,978
Net carrying amounts	$3,885,755			3,294,684

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2014
	Balance, Beginning of Year	Addition	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$11,306,138	291,337	520	11,597,995
Accumulated amortization:
Patent and technology fee	6,873,596	838,259	385	7,712,240
Net carrying amounts	$4,432,542			3,885,755

16.	Other Assets

	December 31,
	2015	2014
	(in thousands)
Prepayment for equipment	$4,817,842	325,472
Refundable and overpaid tax	2,551,114	2,972,774
Long-term prepaid rents	2,158,758	2,328,232
Prepayments for purchases	1,041,314	1,257,714
Refundable deposits	128,727	132,170
Others	1,259,441	1,890,752
	11,957,196	8,907,114
Less: current	(3,796,085)	(4,407,556)
Noncurrent	$8,161,111	4,499,558

17.	Short-term Borrowings

	December 31,
	2015	2014
	(in thousands)
Unsecured borrowings	$1,593,714	381,322
Unused credit facility	$29,219,632	37,269,758
Interest rate	1.25%~ 1.30%	1.65%~ 2.34%

18.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%. The duration period is five years commencing from the issuance date.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO purchased the outstanding ECB 4 starting from 2011. In 2015, 2014 and 2013, AUO purchased the outstanding ECB 4 with par value of US$399,700 thousand, US$180,800 thousand and US$105,000 thousand, respectively, at costs of US$461,015 thousand, US$198,519 thousand and US$105,533 thousand, respectively. The remaining outstanding balance of ECB 4 with par value of US$14,500 thousand was fully redeemed by AUO at the redemption price equal to 115.34% of the remaining par value of ECB4 on the maturity date of October 13, 2015, with no exercise of conversion rights.

Convertible bonds payable as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014
	(in thousands)
Par value of ECB 4	$24,840,000	24,840,000
Unamortized discount	-	(19,623)
Accrued interest payable	-	1,972,627
Accumulated purchase	(24,389,775)	(11,979,090)
Redemption amount	(450,225)	-
Effect of change in exchange rates	-	296,114
Convertible bonds payable	-	15,110,028
Less: current portion	-	(15,110,028)
	$-	-
Embedded derivative-conversion rights classified as fair value recognized through profit or loss	$-	-

Significant terms of the aforementioned convertible bonds payable were as follows:

Conversion method	Bondholders may, at any time from 41 days after issuance to 10 days before maturity, convert ECB4 into common shares or ADSs of the Company.
Conversion price	Original price at NT$40.74. The conversion price was adjusted to NT$38.04 as a result of earnings distributions, as approved by shareholders on June 2, 2015.
Exchange rate	US$:NT$ exchange rate of NT$30.778 / US$1.00
Redemption terms	Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at a redemption price equal to 115.34% of the unpaid principal amount thereof (redemption rate on maturity is 2.875%, calculated semi-annually).

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2015	December 31, 2014
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Dec. 2009 to Oct. 2016	$11,881,032	23,768,732
Bank of Taiwan and others	From Sep. 2011 to Sep. 2016	14,860,950	29,860,950
Bank of Taiwan and others	From Jan. 2014 to Jan. 2019	26,900,000	26,900,000
Bank of Taiwan and others	From Feb. 2013 to Aug. 2017	13,132,757	17,284,757
Bank of Taiwan and others	From Feb. 2015 to Feb. 2020	20,000,000	-
Mizuho Corporate Bank and others	From Jun. 2011 to Jun. 2016	-	5,816,563
Mizuho Corporate Bank and others	From Jun. 2011 to Jun. 2016	-	3,323,750
Credit Agricole Corporate and Investment Bank and others	From Nov. 2010 to Nov. 2015	-	4,574,304
First Commercial Bank and others	From Feb. 2012 to Feb. 2017	3,139,247	5,267,846
Standard Chartered Bank and others	From Sep. 2014 to Mar. 2019	3,172,800	1,111,810
Bank of China and others	From Nov. 2015 to Nov. 2023	148,818	-
Unsecured loans	From Jun. 2010 to Nov. 2019	14,978,755	8,238,079
Mortgage loans	From Jul. 2006 to Jul. 2015	-	1,415,760
		108,214,359	127,562,551
Less: transaction costs		(569,191)	(366,124)
		107,645,168	127,196,427
Less: current portion		(39,107,738)	(41,507,062)
		$68,537,430	85,689,365
Unused credit facility		$83,531,440	33,731,308
Interest rate range		1.17%~ 5.00%	1.34%~ 6.765%

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is negotiated with the leading banks of syndicated loans, and is calculated based on the committed-to-withdraw but unused balance, if any. No commitment fees were paid for the year ended December 31, 2015.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2015, AUO was in compliance with the covenants under each of the loan agreements except for one of AUO’s subsidiaries which failed to comply with tangible net worth covenants in its loan agreements. Failure to comply with financial covenants is not considered an event of default under the loan agreements and therefore the loans are not callable by the banks unless a resolution is made by the banks to call the loans or there is a refusal to grant a waiver of the covenants by a majority of the banks and financial institutions. As of December 31, 2015, there was no such event of default on the aforementioned long-term borrowings. Consequently, these loans are still classified as noncurrent liabilities as of December 31, 2015.

As of December 31, 2014, one of AUO’s subsidiaries failed to comply with the interest coverage ratio covenants in its loan agreements. Failure to comply with financial covenants is not considered an event of default under the loan agreements and therefore the loans are not callable by the banks unless a resolution is made by the banks to call the loans or there is a refusal to grant a waiver of the covenants by a majority of the banks and financial institutions. As of December 31, 2014, there was no such event of default on the aforementioned long-term borrowings. Consequently, these loans are still classified as noncurrent liabilities as of December 31, 2014.

Refer to note 34 for detailed information of exposures to interest rate, currency, and liquidity risk. Refer to note 37 for assets pledged as collateral to secure the aforementioned long-term borrowings.

20.	Provisions

Movements in provisions for the years ended December 31, 2015 and 2014 were as follows:

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2015	$2,668,512	7,318,092	286,362	10,272,966
Additions	65,501	4,848,442	-	4,913,943
Usage	(619,845)	(8,012,397)	-	(8,632,242)
Reversals	(294,592)	-	-	(294,592)
Effect of change in exchange rate	(57)	(135,257)	11,575	(123,739)
Balance at December 31, 2015	1,819,519	4,018,880	297,937	6,136,336
Less: current	(993,481)	(4,018,880)	-	(5,012,361)
Noncurrent	$826,038	-	297,937	1,123,975

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2014	$2,524,135	8,678,670	270,712	11,473,517
Additions	598,379	2,712,239	-	3,310,618
Usage	(452,440)	(4,296,472)	-	(4,748,912)
Reversals	(1,960)	-	-	(1,960)
Effect of change in exchange rate	398	223,655	15,650	239,703
Balance at December 31, 2014	2,668,512	7,318,092	286,362	10,272,966
Less: current	(1,378,187)	(7,318,092)	-	(8,696,279)
Noncurrent	$1,290,325	-	286,362	1,576,687

(a)	Provisions for warranties

The provisions for warranties were estimated based on historical experience of warranty claims rate associated with similar products and services. The Company expects most warranty claims will be made within two years from the date of the sale of the product.

(b)	Provisions for litigation and claims

The provisions for litigation and claims pertain to current litigation and settlement agreements. See note 38(d) for further information.

21.	Operating Leases

(a)	Lessees

Non-cancellable lease payments as of December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
	(in thousands)
Less than one year	$863,465	938,525
Between one and five years	2,614,891	2,679,819
More than five years	3,020,500	3,596,150
	$6,498,856	7,214,494

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO entered into various operating lease agreements for land with Hsinchu Science Park Administration Bureaus beginning from March 1, 1994 for a period of 20 years, with renewal option upon expiration. AUO had on July 2003 and November 2006, entered into various operating lease for land with Central Science Park Administration Bureaus for period from July 28, 2003 till December 31, 2023 and November 9, 2006 till December 31, 2025. All lease amounts are adjusted in accordance with the land value fixed by the government from time to time.

AUO had also on February 2008 renewed its lease agreement with Hsinchu Science Park for the land in Longtan Science Park. The period covers from February 9, 2008 till December 31, 2027. The lease amount is adjusted in accordance with the land value fixed by the government from time to time.

In addition, the Company’s subsidiaries, including CFI, ACTW, DPTW, AUCZ and M.Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009 to December 31, 2030.

Rental expense for operating leases amounted to $1,115,570 thousand, $1,143,750 thousand and $1,188,582 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company’s subsidiaries in China have obtained the land use rights which were recognized as long-term prepaid rents.

(b)	Lessor

The Company leased its investment properties to third parties under operating lease. Refer to note 14 for further information on investment properties.

Non-cancellable lease receivables as of December 31, 2015 and 2014, were as follows:

	December 31,
	2015	2014
	(in thousands)
Less than one year	$8,052	8,052
Between one and five years	32,208	32,208
More than five years	95,282	103,334
	$135,542	143,594

The Company also leased partial offices, see note 28 for rental income. Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2015, 2014 and 2013 amounted to $403 thousand, $11,935 thousand and $14,470 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

22.	Employee Benefits

(a)	Defined benefit plans

Pursuant to the ROC Labor Standards Law, AUO, DPTW and CFI have established defined benefit pension plans covering their full-time employees in the ROC. These plans provide for retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement. The funding of these retirement plans by the companies is based on a certain percentage of employees’ total salaries. The funds are deposited with Bank of Taiwan.

M.Setek has established defined benefit pension plans providing for retirement benefits to retiring employees based on years of service, position, and certain other factors in accordance with the regulations of its country of establishment.

(1)	Recognized liabilities for defined benefit obligation at the reporting date were as follows:

	December 31,
	2015	2014
	(in thousands)
Present value of defined benefit obligation	$(2,813,072)	(2,510,735)
Fair value of plan assets	2,059,399	1,919,312
Net defined benefit liability	$(753,673)	(591,423)

(2)	Movement in net defined benefit liability

The following table shows a reconciliation for net defined benefit liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2015	2014	2015	2014	2015	2014
	(in thousands)
Balance at January 1,	$(2,510,735)	(2,490,854)	1,919,312	1,707,081	(591,423)	(783,773)
Included in profit or loss
Service cost	(10,887)	(14,055)	-	-	(10,887)	(14,055)
Interest cost	(55,193)	(48,600)	-	-	(55,193)	(48,600)
Expected return on plan assets	-	-	43,048	34,443	43,048	34,443
	(66,080)	(62,655)	43,048	34,443	(23,032)	(28,212)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2015	2014	2015	2014	2015	2014
	(in thousands)
Included in OCI
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(79,154)	(143,568)	-	-	(79,154)	(143,568)
- financial assumptions	(88,709)	140,804	-	-	(88,709)	140,804
- experience adjustment	(90,997)	45,043	-	-	(90,997)	45,043
Return on plan assets excluding interest income	-	-	7,459	5,548	7,459	5,548
	(258,860)	42,279	7,459	5,548	(251,401)	47,827

Other
Effect of acquisition of subsidiary	-	(17,657)	-	69,490	-	51,833
Contributions paid by the employer	-	-	105,145	104,204	105,145	104,204
Benefits paid	25,240	11,891	(15,565)	(1,454)	9,675	10,437
Effect of changes in exchange rates and others	(2,637)	6,261	-	-	(2,637)	6,261
	22,603	495	89,580	172,240	112,183	172,735
Balance at December 31,	$(2,813,072)	(2,510,735)	2,059,399	1,919,312	(753,673)	(591,423)

(3)	Plan assets

AUO, DPTW and CFI contribute an amount based on a certain percentage of employees’ total salaries paid every month to their respective pension funds (the “Funds”), which are administered by the Bureau of Labor Fund, Ministry of Labor and supervised by the Labor Pension Fund Supervisory Committee (the “Committee”) and deposited in the Committee’s name with Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return. As of the reporting date, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $2,058,417 thousand. Information on utilization of labor pension funds, including the yield rate of funds and the component of plan assets are available at the Bureau of Labor Funds, Ministry of Labor website.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under the defined benefit plans in Japan, M.Setek is responsible to pay to employees when they are retired.

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions

	As of December 31,
	2015	2014
Discount rate	0.53%~ 2.00%	0.54%~2.25%
Rate of increase in future salary	1.19%~ 3.79%	1.19%~3.79%

As at December 31, 2015, the weighted-average duration of the defined benefit obligation was between nine years to twenty two years.

The Company anticipates contributing $105,093 thousand to the defined benefit plans in the next year starting from January 1, 2016.

(ii)	Sensitivity analysis

When measuring the present value of defined benefit obligation, the Company shall make judgments and estimates to determine the relevant actuarial assumptions, including discount rate, rate of increase in future salary and etc., at each reporting date. Any changes in the actuarial assumptions may have significant effect on the Company’s defined benefit obligation.

Reasonably possible changes at December 31, 2015 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2015
	Changes in assumptions
	+ 0.25%	-0.25%
	(in thousands)
Discount rate	$(146,656)	156,049
Rate of increase in future salary	$154,530	(146,035)

In practical, the relevant actuarial assumptions are correlated to each other. The approach to develop the sensitivity analysis as above is the same approach to recognize the net defined benefit liability in the statement of financial position. The approach to develop the sensitivity analysis and its relevant actuarial assumptions are the same as those in previous year.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Defined contribution plans

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (the “Act”), employees who elected to participate in the Act or joined the Company after July 1, 2005, are subject to a defined contribution plan under the Act. Under the defined contribution plan, AUO and its subsidiaries located in the ROC contribute monthly at a rate of no less than six percent of an employee’s monthly salary to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance. The Company’s foreign subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.

AUO and its subsidiaries in the ROC have set up defined contribution plans in accordance with the Act. For the years ended December 31, 2015, 2014 and 2013, these companies set aside $927,083 thousand, $873,889 thousand and $849,342 thousand, respectively, of the pension costs under the pension plan to the ROC Bureau of the Labour Insurance. Except for the aforementioned companies, other foreign subsidiaries recognized pension expenses of $1,400,994 thousand, $1,276,125 thousand and $1,030,424 thousand for the years ended December 31, 2015, 2014 and 2013, respectively, for the defined contribution plans based on their respective local government regulations.

23.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, both amounted to $100,000,000 thousand as of December 31, 2015 and 2014.

AUO’s issued and outstanding common stock, with par value of $10 per share, both amounted to $96,242,451 thousand as of December 31, 2015 and 2014.

AUO’s ADSs were listed on the New York Stock Exchange. Each ADS represents 10 shares of common stock. As of December 31, 2015, AUO had issued 78,096 thousand ADSs, which represented 780,965 thousand shares of its common stock.

(b)	Capital surplus

Balance of capital surplus as of December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
	(in thousands)
From common stock	$52,756,091	52,756,091
From convertible bonds	6,049,862	6,049,862
From merger and others	1,441,895	452,088
	$60,247,848	59,258,041

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

AUO’s dividend policy is to pay dividends from surplus considering factors such as AUO’s current and future investment environment, cash requirements, competitive conditions and capital budget requirements, and taking into account the shareholders’ interest, maintenance of a balanced dividend and AUO’s long term financial plan. Earnings distribution is proposed by the board of directors and approved at the shareholders’ meeting. Pursuant to the Articles of Incorporation, the cash dividend shall not be less than 10 percent of the total dividends.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In accordance with the ROC Company Act as amended in May 2015, profit sharing to employees and remuneration to directors will no longer be appropriate from current year distributable earnings. The amendment of AUO’s Articles of Incorporation, pursuant to the amendment of the ROC Company Act, was approved in the board of directors’ meeting held on January 29, 2016, and is to be presented for approval in 2016 annual shareholders’ meeting. Please refer to note 26 for further information.

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

AUO’s appropriations of earnings for 2014 had been approved in the shareholders’ meeting held on June 2, 2015. The appropriations and dividends per share were as follows:

	For fiscal year 2014
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$1,762,846
Cash dividends to shareholders	4,812,123	$0.50
	$6,574,969

AUO had on June 2, 2015, through its shareholders’ meeting approved profit sharing to employees of $1,189,922 thousand, bonus to employees of $1,189,921 thousand and remuneration to directors of $47,597 thousand. The aforementioned distribution of profit sharing to employees, bonus to employees and remuneration to directors for 2014 was consistent with the resolutions of the board of directors’ meeting held on March 17, 2015, and the amount has been charged against earnings of 2014.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s appropriations of earnings for 2015 have been approved in the meeting of the board of directors held on March 10, 2016. The appropriations and dividends per share were as follows:

	For fiscal year 2015
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$493,196
Cash dividends to shareholders	3,368,486	$0.35
	$3,861,682

The appropriations of earnings for 2015 are to be presented for approval in AUO’s 2016 annual shareholders’ meeting.

Information on the approval of board of directors and shareholders for AUO’s appropriations of earnings of are available at the Market Observation Post System website.

(e)	Other components of equity

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
		(in thousands)
Balance at January 1, 2015	$5,766,162	29,107	18,440	5,813,709
Foreign operations – foreign currency translation differences	405,731	-	-	405,731
Effective portion of changes in fair value of cash flow hedges	-	-	(3,647)	(3,647)
Net change in fair value of available-for-sale financial assets	-	(521,173)	-	(521,173)
Equity-accounted investees – share of other comprehensive income	470,545	22,070	-	492,615
Realized gain on sales of securities transferred to profit or loss	(104,905)	(69,657)	-	(174,562)
Related tax	2,663	-	-	2,663
Balance at December 31, 2015	$6,540,196	(539,653)	14,793	6,015,336

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
		(in thousands)
Balance at January 1, 2014	$3,836,530	260,909	8,471	4,105,910
Foreign operations – foreign currency translation differences	1,846,221	-	-	1,846,221
Effective portion of changes in fair value of cash flow hedges	-	-	9,969	9,969
Net change in fair value of available-for-sale financial assets	-	89,288	-	89,288
Equity-accounted investees – share of other comprehensive income (loss)	125,920	(8,036)	-	117,884
Realized gain on sales of securities transferred to profit or loss	(5,025)	(313,054)	-	(318,079)
Related tax	(37,484)	-	-	(37,484)
Balance at December 31, 2014	$5,766,162	29,107	18,440	5,813,709

Balance at January 1, 2013	$1,517,468	19,746	(33,014)	1,504,200
Foreign operations – foreign currency translation differences	2,551,282	-	-	2,551,282
Effective portion of changes in fair value of cash flow hedges	-	-	41,485	41,485
Net change in fair value of available-for-sale financial assets	-	449,430	-	449,430
Equity-accounted investees – share of other comprehensive income	95,879	40,725	-	136,604
Realized gain on sales of securities transferred to profit or loss	(275,698)	(248,992)	-	(524,690)
Related tax	(52,401)	-	-	(52,401)
Balance at December 31, 2013	$3,836,530	260,909	8,471	4,105,910

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Non-controlling interests, net of tax

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Balance at the beginning of the year	$19,329,254	14,036,520	14,062,612
Equity attributable to non-controlling interests:
Profit (loss) for the year	(28,161)	370,610	72,722
Adjustment of changes in ownership of subsidiaries	(489,906)	65,253	45,969
Foreign currency translation differences	(680,218)	419,687	436,746
Unrealized losses on available-for-sale financial assets	-	(880)	(387)
Actuarial gains (losses) on defined benefit plans	5,003	(198)	(1,160)
Proceeds from subsidiaries capital increase	10,086,575	28,740	-
Cash dividends from subsidiaries	(328,234)	(256,050)	(174,208)
Return of subsidiaries capital	-	-	(114,948)
Effect of acquisition of non-controlling interests	(5,245,698)	-	-
Effect of acquisition or deconsolidation of subsidiaries and others	(11)	4,665,572	(290,826)
Balance at the end of the year	$22,648,604	19,329,254	14,036,520

24.	Share-based Payments

The Company’s employee stock option plans were as follows:

(a) DPTW Option Plan

(1)	In connection with the acquisition of DPTW during the year ended December 31, 2014 (see note 12), the Company assumed the DPTW stock option plan. As of December 31, 2015, the key terms and conditions related to the grants under DPTW’s outstanding employee stock option plan were disclosed as follows.

	Grant date	Total number of options issued (units in thousands)	Contractual life of options	Exercisable period	Original exercise price (per share)	Adjusted exercise price (per share)
2011 Employee stock option plan	Jan. 6, 2011	10,000	Jan. 6, 2011 – Jan. 6, 2017	After Jan. 6, 2013	$29.2	$19.36

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	In fourth quarter of year 2014, the related employee benefit expense recognized on DPTW employee stock options was $956 thousand.

(3)	Fair value of stock options

The fair value of the employee stock option granted by DPTW was measured at the date of grant using the Black-Scholes option pricing model. The valuation information was as follows:

2011 Employee Stock Option Plan
Dividend rate	-%
Expected volatility	29%
Risk-free interest rate	1.0%
Expected duration	6 years
Fair value at the grant date	NT$7.49/per unit

The expected volatility is calculated based on the weighted-average historical volatility and adjusted by the expected change due to publicly available information. The expected duration of stock option is according to the terms of the plan. The expected dividend rate and risk-free interest rate are determined based on the ROC government bonds. When determining the fair value of the stock option, service and non-market performance conditions are not taken into consideration.

(4)	Information about DPTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2015		2014
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$20.42	6,510,000	$25.49	8,994,000
Options expired	-	(2,630,000)	-	(2,484,000)
Outstanding at December 31	19.36	3,880,000	20.42	6,510,000
Exercisable at December 31		3,880,000		4,882,500

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b) ACTW Option Plan

(1)	As of December 31, 2015, the key terms and conditions related to the grants under ACTW’s outstanding employee stock option plan were disclosed as follows:

	Grant date	Total number of options issued (units)	Contractual life of options	Exercisable period	Exercise price (per share)
2012 Employee stock option plan	Sep. 1, 2012	20,000	Sep.1, 2012 – Aug. 30, 2017	After Aug. 30, 2014	$10
2014 Employee stock option plan	Sep. 1, 2014	20,000	Sep.1, 2014 – Aug. 30, 2019	After Aug. 30, 2016	$10

(2)	The related employee benefit expenses and capital surplus recognized on ACTW’s employee stock options were $2,386 thousand and $2,650 thousand for the years ended December 31, 2015 and 2014, respectively.

(3)	Fair value of stock options

The fair value of the employee stock options granted by ACTW was measured at the dates of grant using the Binomial option pricing model. The valuation information was as follows:

	2014 Employee Stock Option Plan	2012 Employee Stock Option Plan
Dividend rate	-%	-%
Expected volatility	38.88%	45.40%
Risk-free interest rate	1.1648%	0.8887%
Expected duration	5 years	5 years
Fair value at the grant date	NT$0.20/per share	NT$0.34/per share

(4)	Information about ACTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2015		2014
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$10	36,942,000	$10	17,792,000
Options granted	-	-	10	20,000,000
Options exercised	10	(109,000)	10	(86,000)
Options expired	-	(3,990,000)	-	(764,000)
Outstanding at December 31	10	32,843,000	10	36,942,000
Exercisable at December 31		11,096,000		8,428,000

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Revenue

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Sale of goods	$351,566,289	402,159,981	407,629,049
Other operating revenue	8,780,205	6,018,769	8,733,956
	$360,346,494	408,178,750	416,363,005

Refer to note 39 for further revenue information.

26.	Remuneration to Employees and Directors

Pursuant to the ROC Company Act as amended in May 2015, a company’s articles of incorporation should stipulate a fixed amount or a ratio of annual profit, after offsetting accumulated deficits, if any, to be distributed as remuneration to employees. The amendment of AUO’s Articles of Incorporation, pursuant to the amendment of the ROC Company Act, was approved in the board of directors’ meeting held on January 29, 2016, and is to be presented for approval in 2016 annual shareholders’ meeting.

AUO accrues remuneration to employees based on certain percentage of the amount calculating by current year profit (profit before income tax excluding remuneration to employees and directors) less accumulated deficit. The accrued remuneration to employees was $665,815 thousand for the year ended December 31, 2015. Remuneration to directors was estimated based on the amount expected to pay and recognized together with the remuneration to employees as costs for sales or expenses. If remuneration to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of remuneration by the closing price of the shares on the day preceding the board of directors’ meeting. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate and treated as an adjustment to next year’s profit or loss.

Remuneration to employees and directors in the amounts of $665,815 thousand and $13,316 thousand in cash for payment in 2015, respectively, have been approved in the meeting of board of directors held on March 10, 2016. The aforementioned approved amounts, which are the same as the amounts charged against earnings of 2015 are subject to the approval of the related amendments to AUO’s Articles of Incorporation in 2016 annual shareholders’ meeting.

The information about AUO’s remuneration to employees and directors is available at the Market Observation Post System website.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

27.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Recognized in cost of sales	$42,558,430	51,354,308	58,089,678
Recognized in operating expenses(i)	4,293,057	4,702,383	4,663,466
	$46,851,487	56,056,691	62,753,144

Depreciation of investment property for the years ended December 31, 2015, 2014 and 2013 in the amount of nil, $7,778 thousand and $10,370 thousand, respectively, were not included.

(b)	Amortization of intangible assets

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Recognized in cost of sales	$892,566	834,842	870,884
Recognized in operating expenses(i)	1,796	3,417	3,349
	$894,362	838,259	874,233

(c)	Employee benefits expenses

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Salaries and wages	$34,097,961	34,897,210	30,540,058
Labor and health insurances	1,879,782	1,702,698	1,623,319
Retirement benefits	2,351,109	2,178,226	1,911,815
Other employee benefits	2,910,576	2,283,959	2,389,570
	$41,239,428	41,062,093	36,464,762
Employee benefits expense summarized by function
Recognized in cost of sales	$32,781,145	31,828,044	28,009,324
Recognized in operating expenses(i)	8,458,283	9,234,049	8,455,438
	$41,239,428	41,062,093	36,464,762

(i)	Operating expenses are inclusive of selling and distribution expenses, general and administrative expenses and research and development expenses.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

28.	Other Income

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Interest income on bank deposits	$629,057	431,215	285,404
Interest income on government bonds with reverse repurchase agreements and others	43,581	37,175	43,956
Rental income, net	472,484	447,062	331,015
Grants	337,526	452,246	637,386
Dividend income	112,661	4,350	2,855
Insurance compensation and others	602,284	790,059	1,147,848
	$2,197,593	2,162,107	2,448,464

29.	Other Gains and Losses

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Foreign exchange gains, net	$537,248	853,552	2,642,219
Gains (losses) on valuation of financial assets and liabilities measured at fair value through profit or loss, net	939,117	(138,915)	(1,723,574)
Gains (losses) on disposals of investments and financial assets, net	(10,618)	713,222	1,813,751
Gains (losses) on disposals of property, plant and equipment, net	585,196	(307,630)	70,569
Gain on disposal of investment properties	-	279,729	-
Impairment losses on investments and financial assets, net	-	(107,494)	(596,102)
Impairment losses on property, plant and equipment and investment property, net	(7,026,226)	(2,263,540)	(159,532)
Gain on bargain purchase	-	2,883,913	-
Litigation losses and others	(5,003,037)	(2,714,640)	(3,223,724)
	$(9,978,320)	(801,803)	(1,176,393)

30.	Finance Costs

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Interest expense on long-term borrowings	$2,540,724	3,034,502	3,951,168
Interest expense on short-term borrowings and others	50,299	1,010,631	831,664
	$2,591,023	4,045,133	4,782,832

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

31.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income taxes liabilities individually on a stand-alone basis using the enacted tax rates in their respective tax jurisdictions.

(a)	The components of income tax expense (benefit) for the years ended December 31, 2015, 2014 and 2013 were as follows:

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Current income tax expense (benefit):
Current year	$2,228,985	2,851,999	1,293,445
Adjustment to prior years and others	(876,400)	(307,728)	124,659
	1,352,585	2,544,271	1,418,104

Deferred income tax expense (benefit):
Temporary differences	(163,513)	617,328	(126,932)
Investment tax credit and tax losses carryforwards	(804,231)	81,621	67,992
	(967,744)	698,949	(58,940)
Total income tax expense	$384,841	3,243,220	1,359,164

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2015, 2014 and 2013 were as follows:

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit obligation	$(681)	(622)	(467)
Items that may or may not be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences	$(16,050)	86,211	76,097

(c)	Reconciliation of the expected income tax expense (benefit) calculated based on the ROC statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013, was as follows:

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the years ended December 31,
	2015		2014		2013
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$7,598,850		$19,980,459		$5,236,028
Expected income tax expense	17.00%	1,291,804	17.00%	3,396,678	17.00%	890,125
Tax on repatriation of subsidiaries’ earnings	-	-	-	-	2.06%	108,002
Effect of different subsidiaries income tax rate	(41.13%)	(3,125,405)	(8.21%)	(1,640,097)	(8.38%)	(438,738)
Tax-exempt income	-	(163)	(2.43%)	(485,715)	-	-
Effect of changes in statutory income tax rate	4.02%	305,312	(0.47%)	(94,076)	(1.45%)	(75,763)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	24.15%	1,835,311	(0.55%)	(110,481)	8.75%	458,390
Net of non-taxable income and non-deductible expense	0.78%	58,984	1.78%	356,613	(2.47%)	(129,316)
Loss from domestic long-term investment	5.41%	411,293	2.46%	491,914	1.42%	74,377
Tax on undistributed retained earnings, net	6.82%	518,356	8.55%	1,708,860	7.19%	376,234
Adjustments to prior year	(11.93%)	(906,346)	(1.91%)	(381,435)	1.77%	92,565
Others	(0.06%)	(4,305)	-	959	0.06%	3,288
Income tax expense		$384,841		$3,243,220		$1,359,164
Effective tax rate	5.06%		16.23%		25.96%

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets		Deferred tax liabilities		Total
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	(in thousands)
Investment tax credits	$859,300	-	-	-	859,300	-
Tax losses carryforwards	49,961	75,701	-	-	49,961	75,701
Unrealized loss and expenses	188,581	185,988	(940)	(7,901)	187,641	178,087
Temporary differences of revenue recognition between financial reporting and tax accounting	-	1,015	(161)	-	(161)	1,015
Inventories	22,848	8,777	-	-	22,848	8,777
Foreign investment losses (gains) under the equity method	-	-	(1,174,733)	(1,263,537)	(1,174,733)	(1,263,537)
Actuarial loss (gain) on defined benefit plans	2,798	2,117	-	-	2,798	2,117
Foreign operations – foreign currency translation differences	-	-	(312,049)	(328,099)	(312,049)	(328,099)
Unrealized gains on available -for-sale financial assets	-	-	(903)	(908)	(903)	(908)
Others	864,365	916,489	(779,470)	(859,394)	84,895	57,095
Deferred tax assets (liabilities)	$1,987,853	1,190,087	(2,268,256)	(2,459,839)	(280,403)	(1,269,752)

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2014	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2014	Recognized in profit or loss	Recognized in other comprehensive income	Effect of exchange rate and others	December 31, 2015
(in thousands)
Investment tax credits	$-	-	-	-	-	829,972	-	29,328	859,300
Tax losses carryforwards	150,694	(81,621)	-	6,628	75,701	(25,740)	-	-	49,961
Unrealized loss and expenses	137,396	36,391	-	4,300	178,087	10,088	-	(534)	187,641
Temporary differences of revenue recognition between financial reporting and tax accounting	2,243	(1,228)	-	-	1,015	(1,176)	-	-	(161)
Inventories	3,264	2,076	-	3,437	8,777	14,071	-	-	22,848
Foreign investment losses (gains) under the equity method	(275,452)	(339,961)	-	(648,124)	(1,263,537)	88,804	-	-	(1,174,733)
Actuarial loss (gain) on defined benefit plans	1,496	-	622	(1)	2,117	-	681	-	2,798
Foreign operations - foreign currency translation differences	(90,722)	-	(86,211)	(151,166)	(328,099)	-	16,050	-	(312,049)
Unrealized gains on available-for-sale financial assets	-	-	-	(908)	(908)	-	-	5	(903)
Others	329,581	(314,606)	-	42,120	57,095	51,725	-	(23,925)	84,895
Total	$258,500	(698,949)	(85,589)	(743,714)	(1,269,752)	967,744	16,731	4,874	(280,403)

(f)	Unrecognized deferred tax assets and unrecognized deferred tax liabilities

Deferred tax assets have not been recognized in respect of the following items.

	December 31,
	2015	2014
	(in thousands)
Unused investment tax credits	$67,490	1,549,053
Unused tax losses carryforwards	31,176,866	26,277,326
Goodwill	132,461	309,075
Inventories write-down	858,708	722,934
Difference in depreciation expense for tax and financial purposes	3,241,626	3,089,425
Others	7,094,603	6,752,499
	$42,571,754	38,700,312

The unused investment tax credits with no expiration for the year ended December 31, 2015 from AUST and ACMK were $6,662 thousand and $60,828 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2015, the expiration period for abovementioned unrecognized deferred tax assets of unused tax losses carryforwards were as follows:

	Total
Year	(in thousands)	Expiration in year
2009	$3,788,664	2017 ~ 2019
2010	693,568	2015 ~ 2019
2011	9,503,265	2016
2012	10,334,941	2017 ~ 2022
2013	1,821,175	2017 ~ 2024
2014	2,217,500	2019 ~ 2024
2015	2,817,753	2020 ~ 2025
	$31,176,866

As of December 31, 2015 and 2014, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred tax liabilities amounted to $673,044 thousand and $259,926 thousand, respectively.

(g)	Assessments by the tax authorities

As of December 31, 2015, the tax authorities had completed the examination of income tax returns of AUO through 2013.

(h)	The integrated income tax system

The balance of the imputation credit account of AUO as of December 31, 2015 and 2014 was $4,025,832 thousand and $5,406,946 thousand, respectively.

The estimated and actual creditable ratios for distribution of AUO’s earnings under Taiwan Financial Reporting Standards of 2015 and 2014 were 23.06% and 22.82%.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

With amendments of ROC Income Tax Act in year 2015, tax creditable ratio for shareholders resident in Taiwan will be reduced by half for dividend distribution after January 1, 2015.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

32.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2015, 2014 and 2013 were calculated as follows:

	For the years ended December 31,
	2015	2014	2013
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$7,242,170	16,366,629	3,804,142
Weighted-average number of common shares outstanding during the year:
Issued common shares at beginning of year	9,624,245	9,624,245	8,827,046
Effect of ADSs issued in May 2013	-	-	522,001
Weighted-average number of common shares (basic)	9,624,245	9,624,245	9,349,047
Basic earnings per share	$0.75	1.70	0.41

(b)	Diluted earnings per share for the years ended December 31, 2015, 2014 and 2013 were calculated as follows:

	For the years ended December 31,
	2015	2014	2013
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$7,242,170	16,366,629	3,804,142
Effect of convertible bonds	(340,686)	-	-
Profit used in the computation of diluted earnings per share	6,901,484	16,366,629	3,804,142
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,624,245	9,624,245	9,349,047
Effect of employee stock bonus	67,731	74,138	61,881
Effect of convertible bonds	199,894	-	-
Weighted-average number of common shares (diluted)	9,891,870	9,698,383	9,410,928
Diluted earnings per share	$0.70	1.69	0.40

The ECB 4 was not taken into above consideration for the calculation of diluted earnings per share for the years ended December 31, 2014 and 2013 due to its anti-dilutive effect.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

33.	Financial Instruments

(1)	Fair value and carrying amount

The carrying amount of the Company’s non-derivative financial assets－current, including cash and cash equivalents, receivables/payables (including related parties), other current financial assets, and short-term borrowings, were considered to approximate their fair value due to their short-term nature. Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Available-for-sale financial assets－noncurrent	$2,148,141	2,148,141	77,724	77,724
Foreign currency forward contracts	214,194	214,194	133,412	133,412
Refundable deposits	128,727	128,727	132,170	132,170

Financial liabilities:
Long-term borrowings (including current installments)	107,645,168	107,645,168	127,196,427	127,196,427
Convertible bonds payable	-	-	15,110,028	14,732,296
Foreign currency forward contracts	553,663	553,663	232,879	232,879
Interest rate swap contracts	10,739	10,739	7,093	7,093
Guarantee deposits received	913,804	913,804	807,593	807,593

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

The fair value of long-term borrowings and bonds payable is estimated based on the present value of future discounted cash flows. The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc. As of December 31, 2015, the Company did not have any long-term borrowings with fixed interest rates.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2015
Assets:
Available-for-sale financial assets－noncurrent	$2,077,203	-	70,938	2,148,141
Foreign currency forward contracts	-	214,194	-	214,194
Liabilities:
Foreign currency forward contracts	-	553,663	-	553,663
Interest rate swap contracts	-	10,739	-	10,739

December 31, 2014
Assets:
Available-for-sale financial assets－noncurrent	$40,379	-	37,345	77,724
Foreign currency forward contracts	-	133,412	-	133,412
Liabilities:
Foreign currency forward contracts	-	232,879	-	232,879
Interest rate swap contracts	-	7,093	-	7,093

There were no transfers between Level 1 and 2 for the years ended December 31, 2015 and 2014.

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

Changes in Level 3 fair value measurements for the years ended December 31, 2015, 2014 and 2013 were as follows:

Available-for-sale financial assets without quoted market prices
(in thousands)
Balance at January 1, 2013	$1,341,890
Net realized/unrealized gains included in:
Profit or loss	282,558
Other comprehensive income	-
Purchases	209,478
Disposals	(1,063,157)
Transfer out (i)	(349,799)
Effect of change in exchange rate	(120,251)
Balance at December 31, 2013	300,719

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Available-for-sale financial assets without quoted market prices
(in thousands)
Net realized/unrealized gains included in:
Profit or loss	868,742
Other comprehensive income	-
Purchases	1,681
Disposals	(1,122,214)
Effect of change in exchange rate	(11,583)
Balance at December 31, 2014	37,345
Net realized/unrealized gains included in:
Profit or loss	99,517
Other comprehensive income	-
Purchases	33,593
Disposals	(99,517)
Balance at December 31, 2015	$70,938

(i)	Investment in securities with a fair value of $353,836 thousand were transferred from Level 3 to Level 1 during the year of 2013 as a result of increased activity in the market for securities that were not being actively traded in the prior year.

(ii)	Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2015, 2014 and 2013 were nil, $107,494 thousand and $412,563 thousand, respectively.

(5)	Description of valuation processes for fair value measurements categorized within Level 3

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

34.	Financial Risk Management

(a)	Risk management framework

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

For the years ended December 31, 2015 and 2014, the Company’s five largest customers accounted for 36.5% and 33.4%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

	Contractual cash flows	2016.1.1~ 2016.12.31	2017.1.1~ 2018.12.31	2019.1.1~ 2020.12.31	2021 and thereafter
	(in thousands)
December 31, 2015
Non-derivative financial liabilities
Short-term borrowings	$1,593,714	1,593,714	-	-	-
Long-term borrowings (including current installments)	111,672,765	40,803,750	52,961,785	17,812,457	94,773
Refundable deposits	913,804	109,831	-	2,554	801,419
Derivative financial instruments
Foreign currency forward contracts－inflows	(28,576,545)	(28,576,545)	-	-	-
Foreign currency forward contracts－outflows	28,857,477	28,857,477	-	-	-
Interest rate swap contracts	9,227	6,975	2,252	-	-
	$114,470,442	42,795,202	52,964,037	17,815,011	896,192

	Contractual cash flows	2015.1.1~ 2015.12.31	2016.1.1~ 2017.12.31	2018.1.1~ 2019.12.31	2020 and thereafter
	(in thousands)
December 31, 2014
Non-derivative financial liabilities
Short-term borrowings	$381,322	381,322	-	-	-
Convertible bonds payable	15,532,015	15,532,015	-	-	-
Long-term borrowings (including current installments)	131,971,590	43,779,619	69,419,753	18,772,218	-
Refundable deposits	807,593	35,934	3,394	-	768,265
Derivative financial instruments
Foreign currency forward contracts－inflows	(22,612,172)	(22,612,172)	-	-	-
Foreign currency forward contracts－outflows	22,750,934	22,750,934	-	-	-
Interest rate swap contracts	13,745	7,105	6,640	-	-
	$148,845,027	59,874,757	69,429,787	18,772,218	768,265

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

As of December 31, 2015, the Company’s total current assets exceeded its total current liabilities by $20,124,395 thousand. Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk.

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A.	The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)		(in thousands)
December 31, 2015
Financial assets
Monetary items
USD	$1,773,639	33.05	58,618,769
JPY	42,093,750	0.2743	11,546,316
EUR	69,627	36.12	2,514,927
Financial liabilities
Monetary items
USD	769,280	33.05	25,424,704
JPY	27,607,729	0.2743	7,572,800
EUR	1,274	36.12	46,017

December 31, 2014
Financial assets
Monetary items
USD	$2,510,720	31.766	79,755,532
JPY	19,505,484	0.2659	5,186,508
EUR	103,979	38.615	4,015,149
Financial liabilities
Monetary items
USD	1,401,660	31.766	44,525,132
JPY	31,528,747	0.2659	8,383,494
EUR	407	38.615	15,716

B.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade and other receivables, convertible bonds payables, loans and borrowings and trade and other payables that are denominated in foreign currency.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Depreciation or appreciation of the NTD by 1% against the USD, EUR and the JPY at December 31, 2015 and 2014, while all other variables were remained constant, would have increased or decreased the net profit before tax for the years ended December 31, 2015 and 2014 as follows:

	For the years ended December 31,
	2015	2014
	(in thousands)
1% of depreciation	$396,365	360,328
1% of appreciation	(396,365)	(360,328)

C.	Foreign exchange gain (loss) on monetary items

With varieties of functional currencies within the consolidated entities of the Company, the Company disclosed foreign exchange gain (loss) on monetary items in aggregate. The aggregate of realized and unrealized foreign exchange gains for the years ended December 31, 2015 and 2014 were $537,248 thousand and $853,552 thousand, respectively.

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

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2015 and 2014 by $262,936 thousand and $308,184 thousand, respectively.

(iii)	Equity price risk

See note 8 for disclosure of equity price risk analysis.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

35.	Capital Management

Through clear understanding and managing of significant changes in external environment, related industry characteristics, and corporate growth plan, the Company manages its capital to ensure it has sufficient financial resources to maintain proper working capital, to invest in capital expenditures and research and development expenses, to repay debts and to distribute dividends in accordance to its plan. The management determines the most suitable capital in terms of maintaining proper financial ratios as below. To sustain strong capital base, the Company improves the returns of its shareholders by applying most appropriate debt-to-equity ratio.

	December 31,
	2015	2014
	(in thousands)
Total liabilities	$218,576,058	268,357,388
Total equity	180,661,073	173,986,932
Interest-bearing debts	109,238,882	142,687,777
Debt-to-equity ratio	121%	154%
Interest-bearing debt-to-equity ratio	60%	82%
Net debt-to-equity ratio(1)	17%	35%

(1)	Net debt-to-equity ratio is defined as interest-bearing debts less cash and cash equivalents divided by total equity.

36.	Related-party Transactions

AUO is the ultimate parent company of the Company’s subsidiaries. All significant inter-company transactions, income, expenses and balances are eliminated in the consolidated financial statements and are not disclosed in the note. The significant related party transactions were as follows:

(a)	Compensation to key management personnel

Key management personnel’s compensation comprised:

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Short-term employee benefits	$365,310	366,698	232,064
Post-employment benefit	2,168	3,064	3,062
	$367,478	369,762	235,126

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Except as disclosed in the consolidated financial statements and other notes, the significant related party transactions were as follows:

(1)	Sales

	Sales			Accounts receivable from related parties
	For the years ended December 31,			December 31,
	2015	2014	2013	2015	2014
	(in thousands)
Associates(1)	$8,745,681	18,187,621	28,397,655	37,233	3,252,973
Joint ventures	5,453,152	4,484,111	4,116,521	434,978	360,551
Others(1)	6,005,175	-	-	2,020,268	-
	$20,204,008	22,671,732	32,514,176	2,492,479	3,613,524

The collection terms for sales to related parties were month-end 30 to 55 days. The pricing and other terms for sales to related parties were not materially different from those with third parties.

(2)	Purchases

	Purchases			Accounts payable to related parties
	For the years ended December 31,			December 31,
	2015	2014	2013	2015	2014
	(in thousands)
Associates(1)	$19,563,609	42,772,402	53,673,936	4,089,418	11,144,578
Joint ventures	4,786,344	2,854,654	730,107	373,151	319,363
Others(1)	10,587,095	-	-	4,863,602	-
	$34,937,048	45,627,056	54,404,043	9,326,171	11,463,941

The payment terms for purchases from related parties were 30 to 120 days. The pricing and payment terms with related parties were not materially different from those with third parties.

(3)	Acquisition of property, plant and equipment

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Associates(1)	$368,171	5,910	8,355
Others(1)	326	-	-
	$368,497	5,910	8,355

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Disposal of property, plant and equipment and others (including investment properties)

	Proceeds from disposal
	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Associates(1)	$-	1,063,112	39,182
Joint ventures	8	-	-
Others(1)	1,790	-	-
	$1,798	1,063,112	39,182

	Gains on disposal
	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Associates(1)	$-	280,365	8,014
Joint ventures	8	-	-
Others(1)	36	-	-
	$44	280,365	8,014

For disposal of property, plant and equipment to related parties, the collection term was 30 to 45 days and the pricing for sales to related parties was determined with reference to the quoted market prices.

(5)	Other related party transactions

	Other receivables due from related parties
	December 31,
	2015	2014
	(in thousands)
Associates(1)	$7,429	53,249
Joint ventures	3,701	3,696
Others(1)	16,828	-
	$27,958	56,945

	Other payables due to related parties
	December 31,
	2015	2014
	(in thousands)
Associates(1)	$7,875	56,902
Joint ventures	1,639	-
Others(1)	19,500	-
	$29,014	56,902

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Rental income
	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Associates(1)	$61,159	138,676	142,130
Joint ventures	6,659	1,701	-
Others(1)	47,271	-	-
	$115,089	140,377	142,130

	Administration and other income
	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Associates(1)	$21,132	17,891	16,815
Joint ventures	11,538	10,555	16,291
Others(1)	2,889	-	-
	$35,559	28,446	33,106

	Rental and other expenses
	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Associates(1)	$104,415	259,059	309,381
Joint ventures	1,168	3	-
Others(1)	40,546	-	-
	$146,129	259,062	309,381

(1)	In May 2015, the Company ceased having significant influence over Qisda, as such Qisda was no longer an associate. However, Qisda and its subsidiaries still remained as a related party and the related transaction amounts starting from June 2015 are included in the “Others” category.

The Company leased portion of its facilities to related parties. The collection term was 15 days from quarter-end, and the pricing was not materially different from that with unrelated parties.

For the years ended December 31, 2015, 2014 and 2013, the Company had received cash dividends from associates of $380,433 thousand, $321,233 thousand and $230,447 thousand, respectively.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

37.	Pledged Assets

		December 31,
Pledged assets	Pledged to secure	2015	2014
		(in thousands)
Restricted cash in banks (classified as other financial assets)(i)	R&D projects, oil purchases and guarantees for foreign labors and customs duties	$56,453	283,773
Land and building (including investment property)	Long-term borrowings	69,268,103	72,299,601
Machinery, equipment and prepayments for equipment	Long-term borrowings	35,722,519	58,285,716
		$105,047,075	130,869,090

(i) Other financial assets are classified as current or noncurrent by its liquidity.

38.	Contingent Liabilities and Commitments

The commitments and contingencies of the Company as of December 31, 2015, in addition to those disclosed in other notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2015, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	December 31, 2015
(in thousands)

USD	7,517
JPY	7,191,661
EUR	1,380

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

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

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Purchase commitments

In April 2011, AUO signed a long-term materials supply agreement with Korean OCI Company Ltd. (“OCI”), under which, AUO and OCI agreed on the supply of certain polysilicon. Purchase prices were determined and adjusted through negotiation on each order basis between both parties. AUO paid proportionate prepayments in three installments to OCI in 2011. In May 2015, the supply agreement was amended and the amended effective term is from April 15, 2011 to December 31, 2020.

Starting from 2006, DPTW has entered into a long-term materials supply agreement with Evonik Forhouse Optical Polymers Corp. (“EFOP”), under which, DPTW and EFOP agreed on the supply of certain optical-grade molding compounds at negotiated prices and quantities.

As of December 31, 2015, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $41,720,915 thousand.

(d)	Litigation

(1)	Alleged patent infringements

In April 2011, Eidos Display, LLC and Eidos III, LLC (together “Eidos”) filed a lawsuit in the Eastern Texas Court against AUO, AUUS and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. In December 2013, the magistrate granted summary judgment to invalidate Eidos’ patents and such summary judgment has been confirmed by the trial judge in January 2014. Eidos lodged an appeal in February 2014. In March 2015, the United States Court of Appeals for the Federal Circuit reversed the district court’s grant of summary judgment and remanded to the district court for further proceedings. In December 2015, the lawsuit was dismissed with prejudice pursuant to a resolution reached between Eidos and AUO.

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations including but not limited by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”) and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is a list of the material antitrust proceedings against AUO and certain of its subsidiaries.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

United States

In June 2010, AUO, AUUS and certain of its current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, a jury delivered a guilty verdict against AUO and AUUS. In September 2012, the Northern California Court rendered judgment against AUO and AUUS regarding the antitrust matter and imposed a fine of US$500 million against AUO to be payable over 3 years and did not impose any fine against AUUS. AUO paid the first three installments each in the amount of US$125 million in January 2013, September 2013 and September 2014. AUO paid the last installment in the amount of US$125 million in September 2015. The Northern California Court placed AUO and AUUS on probation for three years, ordered AUO and AUUS to publish the conviction and fine in three major trade publications in the U.S., as well as assigning a monitor and required AUO and AUUS to adopt an effective antitrust compliance program. Pursuant to an agreement reached between the U.S. DOJ, AUO and AUUS in 2015, the probation period and the monitorship was extended to approximately 15 months until the end of 2016. AUO and AUUS appealed the district court’s criminal judgment to the Ninth Circuit, which upheld the judgment in July 2014. Following further petition, the Ninth Circuit amended its opinion while reaffirmed the district court’s judgment in January 2015. In March 2015, AUO and AUUS filed a petition for a writ of certiorari to the Supreme Court of the United States, and the petition was denied in June 2015.

Europe

In November 2011, the DG COMP advised AUO that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. In December 2015, AUO was advised by DG COMP that it was not its intention at present to continue with this investigation.

Brazil

AUO received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations and have cooperated with Conselho Administrativa de Defesa Economica ("CADE”), Brazil’s competition agency, in connection therewith. In December 2015, the tribunal of CADE approved a settlement reached by CADE and AUO. AUO paid CADE 16.7 million Brazilian Reals in February 2016 pursuant to the settlement agreement.

(3)	Antitrust civil actions lawsuits in the United States and other jurisdictions

There are also over 100 civil lawsuits filed against AUO and AUUS in the United States and other jurisdictions alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), AASI, ABC Warehouse, Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corporation (“Costco”), Dell, Electrograph, HP, Home Depot, Interbond (Brandsmart), Kmart Corporation (“Kmart”), Kodak, MARTA, MetroPCS, Motorola, Inc. (“Motorola”), NECO Alliance, Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, SB Trust, Sony, Target Corp., Tracfone, TechData Corporation, T Mobile, Tweeter, Viewsonic, Wal-Mart and other various business entities, filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. As to the case with Motorola, the United States District Court for the Northern District of Illinois Eastern Division granted summary judgment in favor of the defendants and the Seventh Circuit affirmed the summary judgment in favor of the defendants. Motorola filed a petition for certiorari to the United States Supreme Court, which was denied in June 2015. Except Costco, since 2012, AUO and its subsidiaries have reached settlement agreements with the above mentioned companies, respectively. The case with Costco went for trial in September 2014. The jury’s verdict in favor of the plaintiff was received on October 24, 2014. A provision has been recorded by AUO based on the Company’s accounting policy. Judgment has been entered. In March 2016, the court has ruled upon and denied all post trial motions. AUO, AUUS, co-defendants LG Display and LG Display America have filed a Notice of Appeal. The briefing schedule for the appeal is not yet set.

Since August 2010, a number of states in the U.S., such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State and Oklahoma State also filed lawsuits against a number of LCD manufacturers including AUO. Since 2012, AUO and AUUS have settled with the states of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, Wisconsin, Oklahoma, Mississippi, Oregon, Washington and South Carolina. AUO has retained counsel to handle the related matter for the litigation with the remaining state.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Another lawsuit was filed by certain consumers in Israel against certain LCD manufacturers including AUO in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues including whether the lawsuit was properly served. In March 2016, the Israeli Court issued an order stating that the case may proceed in Israel. AUO is considering whether to appeal the Israeli Court’s decision.

The ultimate outcome of these matters is uncertain and will depend on further court proceedings.

(4)	Others

In July and August of 2014, SunPower Technology, Ltd. (“SPTL”), AUO and AUSG (“AUO”) submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. AUO is seeking, among other things, a declaration that SPTL has breached the joint venture agreement, entitling AUO to the right to sell its shares in the joint venture under certain terms and conditions, monetary damages, and fees and costs. SPTL is seeking, among other things, a declaration that AUO has breached the joint venture agreement, entitling SPTL to the right to purchase AUO’s shares in the joint venture under certain terms and conditions, monetary damages, and fees and costs. The case is proceeding to arbitration; no hearing date is presently set. We intend to vigorously pursue our claims and defend against SPTL’s claims. At this stage, the final outcome of this matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this matter on an on-going basis.

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

Since 2006, M.Setek entered into long-term sales agreements with five customers. The agreements provide that, from 2006 to 2015, M.Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M.Setek. As of December 31, 2015, the remaining unearned revenue amounted to US$49,753 thousand (equivalent to $1,644,337 thousand).

(f)	Others

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, which AUO’s second 8.5-generation fab is located at and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration of the Executive Yuan of Taiwan to the third phrase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the Environmental Protection Administration of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. Primarily in light of the settlement and based on the principle of protection of reliance under the Administrative law and in light of the relevant approvals issued by the government to the Company, currently management does not believe that this event will have a material adverse effect on the Company’s operation and will continue to monitor the development of this event.

39.	Segment, Geographic and Revenue Information

(a)	Operating segment information

The Company has two operating segments: display and solar. The display segment generally is engaged in the design, development, production, assembly and marketing flat panel displays and most of our products are TFT-LCD panels. The solar segment primarily is engaged in the design, manufacturing and sale of single crystal silicon wafers, ingots and solar modules, as well as providing technical engineering services in solar business.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s operating segment information for the years ended December 31, 2015, 2014 and 2013 was as follows:

	For the year ended December 31, 2015
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$333,392,294	26,954,200	360,346,494
Depreciation and amortization	$44,790,075	2,955,774	47,745,849
Inventory write-down	$5,607,166	54,100	5,661,266
Segment profit (loss) (1)	$19,225,952	(1,704,804)	17,521,148
Other income			2,197,593
Other gains and losses			(9,978,320)
Finance costs			(2,591,023)
Share of profit of equity-accounted investees			449,452
Consolidated profit before income tax			$7,598,850

	For the year ended December 31, 2014
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$384,335,201	23,843,549	408,178,750
Depreciation and amortization	$53,151,352	3,751,376	56,902,728
Inventory write-down	$4,678,921	52,398	4,731,319
Segment profit (loss) (1)	$24,422,504	(2,257,081)	22,165,423
Other income			2,162,107
Other gains and losses			(801,803)
Finance costs			(4,045,133)
Share of profit of equity-accounted investees			499,865
Consolidated profit before income tax			$19,980,459

	For the year ended December 31, 2013
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$398,836,176	17,526,829	416,363,005
Depreciation and amortization	$59,650,081	3,987,666	63,637,747
Inventory write-down	$5,051,554	54,977	5,106,531
Segment profit (loss) (1)	$12,017,876	(3,725,355)	8,292,521
Other income			2,448,464
Other gains and losses			(1,176,393)
Finance costs			(4,782,832)
Share of profit of equity-accounted investees			454,268
Consolidated profit before income tax			$5,236,028

(1)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2015, 2014 and 2013.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Geographic information

The geographic breakdown for the years ended December 31, 2015, 2014 and 2013 was as follows:

(1)	Net revenue

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
PRC	$123,476,526	135,102,406	141,951,316
Taiwan	119,626,443	135,420,498	143,549,414
Japan	37,903,886	37,410,376	42,562,624
Singapore	30,210,618	34,237,681	23,280,753
Malaysia	10,455,953	12,951,982	12,986,318
Other foreign countries	38,673,068	53,055,807	52,032,580
	$360,346,494	408,178,750	416,363,005

(2)	Consolidated noncurrent assets(i)

	December 31,
	2015	2014
	(in thousands)
Taiwan	$160,343,424	169,813,439
PRC	43,123,629	42,385,591
Other foreign countries	17,185,024	28,412,390
	$220,652,077	240,611,420

(i)	Noncurrent assets are not inclusive of financial instruments, deferred tax assets, and pension-related assets.

(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2015, 2014 and 2013, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2015	%	2014	%	2013	%
	(in thousands)
Customer A	$42,173,089	12	41,628,604	10	57,460,634	14
Customer B	31,381,042	9	36,103,435	9	45,662,754	11
	$73,554,131	21	77,732,039	19	103,123,388	25

(d)	The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2015	2014	2013
	(in thousands)
Products for Televisions	$159,534,820	171,399,601	188,428,311
Products for Mobile PCs	52,488,064	75,353,605	78,376,753
Products for Mobile Devices	23,622,445	34,412,465	26,669,938
Products for Monitors	48,234,547	57,548,975	59,564,195
Products for Commercial and Others(1)	49,512,418	45,620,556	45,796,979
Solar Products	26,954,200	23,843,548	17,526,829
Total	$360,346,494	408,178,750	416,363,005

(1)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

40.	Comparative figures

The Company has reclassified certain amounts in the prior year’s financial statements to conform with the current year’s presentation, including showing in the consolidated statements of comprehensive income each component of other comprehensive income after the related reclassification adjustments. Details of the reclassification adjustments are disclosed in note 23 to the consolidated financial statements.

41.	Subsequent event

Except for otherwise disclosed in the other notes to the consolidated financial statements, there is no other significant reportable subsequent event.

(Continued)

