Form 20-F
period 2016-12-31
AU OPTRONICS CORP
filed 2017-03-30
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 LI-HSIN ROAD 2
HSINCHU SCIENCE PARK
HSINCHU, TAIWAN
REPUBLIC OF CHINA
(Address of principal executive offices)

Benjamin Tseng
Chief Financial Officer
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China
Telephone No.: +886-3-500-8800
Facsimile No.: +886-3-564-3370

E-mail: IR@auo.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of par value NT$10.00 each	The New York Stock Exchange, Inc.*

* Not for trading but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing such Common Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one):

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on our beliefs and assumptions and the information available to us from other sources we believe to be reliable as of the date these disclosures were prepared and we undertake no obligation to update these forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

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

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB” or “CNY”) amounts, Japanese Yen (“JPY”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$32.4 to US$1.00, RMB6.9430 to US$1.00, JPY116.78 to US$1.00 and EUR0.9477 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 30, 2016. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 13, 2017, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$30.99 to US$1.00, RMB6.9050 to US$1.00, JPY114.61 to US$1.00 and EUR0.9372 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“AD”	Anti-Dumping Duty
“ADSs”	American Depositary Shares
“AFPD”	AFPD Pte., Ltd.
“AHVA”	Advanced hyper-viewing angle technology
“ALCD”	Advanced LCD
“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology
“AMVA”	Advanced Multi-domain Vertical Alignment
“AUKS”	AU Optronics (Kunshan) Co., Ltd.
“AUSP”	AUO SunPower Sdn. Bhd.
“AUUS”	AU Optronics Corporation America
“BenQ”	BenQ Corporation
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“CADE”	Conselho Administrativa de Defesa Economica
“CGU”	Cash-generating unit, the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or group of assets
“China” or “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“COSO”	Committee of Sponsoring Organizations of the Treadway Commission
“CVD”	Countervailing Duty
“Deposit Agreement”	Deposit agreement and its amendment
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“EPA”	Environmental Protection Administration
“EVD”	Ebola Virus Diseases
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“FTA”	China-South Korea Free Trade Agreement
“HDR”	High dynamic range technology
“Hydis”	Hydis Technologies Co., Ltd.
“IBT Act”	Income Basic Tax Act
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“Israeli Court”	District Court of the Central District in Israel
“large-size panels”	Panels ten inches and above in diagonal length
“LTPS”	Low temperature poly-silicon method
“LG Display” or “LGD”	LG Display Co., Ltd.

“M.Setek”	M.Setek Co., Ltd.
“MERS”	Middle East Respiratory Syndrome
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“mobile PC”	Primarily includes notebooks, tablets, etc.
“NYSE”	The New York Stock Exchange
“non-ROC resident”	A person who is not a resident of the ROC
“Northern California Court”	The United States District Court for the Northern District of California
“OLED”	Organic light emitting diode, a light emitting display technology
“our company”, “us” or “we”	AU Optronics Corp. and/or its consolidated subsidiaries, unless the context suggests otherwise
“PFIC”	A passive foreign investment company
“Pre-release”	American depositary shares are released before delivery of shares to the depositary
“QCSZ”	Qisda (Suzhou) Co., Ltd.
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC” or “Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC GAAP”	The generally accepted accounting principles in the ROC
“ROC government”	The government of the ROC
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Display”	Samsung Display Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“Seiko Epson”	Seiko Epson Corporation
“SID”	Society for Information Display
“Sharp”	Sharp Corporation
“subsidiary”	A company owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC
“U.S. DOJ”	The United States Department of Justice
“U.S. GAAP”	The generally accepted accounting principles in the United States
“Unipac”	Unipac Optoelectronics Corp.
“VR”	Virtual Reality

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.       Selected Financial Data

The selected consolidated financial data set forth below as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The selected consolidated statement of financial position data as of December 31, 2012, 2013 and 2014 and selected consolidated statement of comprehensive income data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are not included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

We prepare our consolidated financial statements in accordance with IFRS. Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the ROC (“ROC GAAP”), with reconciliations to U.S. GAAP.

Beginning on January 1, 2013, we have adopted Taiwan IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. Meanwhile, we have adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future annual reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes since 2013, pursuant to the rule amendments adopted by the SEC which became effective on March 4, 2008, we are no longer required to reconcile our consolidated financial statements with U.S. GAAP. Historical financial results as of and for the year ended December 31, 2012 have been adjusted based on IFRS, which differ from the results included in our annual report on Form 20-F for the year ended December 31, 2012.

We are not required to separately present operating profit or loss in our consolidated statements of comprehensive income prepared in accordance with IFRS. Therefore, the consolidated financial statements included in this annual report, which are prepared in accordance with IFRS, do not present a measure of operating profit or loss.

	Year Ended and As of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Net revenue	378,470.9	416,363.0	408,178.7	360,346.5	329,089.0	10,157.0
Gross profit (loss)	(13,122.9)	33,984.1	48,510.6	39,837.1	34,491.0	1,064.5
Selling and distribution expenses	(6,377.2)	(7,470.0)	(7,799.0)	(4,206.1)	(3,895.1)	(120.2)
General and administrative expenses	(9,203.9)	(9,691.1)	(9,389.6)	(9,206.0)	(9,176.7)	(283.2)
Research and development expenses	(9,904.3)	(8,530.5)	(9,156.6)	(8,903.8)	(9,080.8)	(280.3)
Profit (loss) before income tax	(51,494.1)	5,236.0	19,980.4	7,598.9	11,185.9	345.2
Income tax expense	1,124.0	1,359.1	3,243.2	384.9	2,432.5	75.0
Profit (loss) for the year	(52,618.1)	3,876.9	16,737.2	7,214.0	8,753.4	270.2
Total comprehensive income (loss) for the year	(54,201.9)	6,875.4	18,914.9	6,482.3	1,423.5	44.0
Profit (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	(51,327.1)	3,804.2	16,366.6	7,242.2	9,965.1	307.6
Non-controlling interests	(1,291.0)	72.7	370.6	(28.2)	(1,211.7)	(37.4)

	Year Ended and As of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Total comprehensive income (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	(52,751.7)	6,367.5	18,125.7	7,185.7	4,502.5	139.0
Non-controlling interests	(1,450.2)	507.9	789.2	(703.4)	(3,079.0)	(95.0)
Earnings (loss) per share—Basic	(5.81)	0.41	1.70	0.75	1.04	0.03
Earnings per share—Diluted(1)	—	0.40	1.69	0.70	1.02	0.03
Earnings (loss) per ADS equivalent—Basic	(58.15)	4.07	17.01	7.52	10.35	0.32
Earnings per ADS equivalent—Diluted(1)	—	4.04	16.88	6.98	10.24	0.32

Consolidated Statement of Financial Position Data:
Total current assets	174,072.2	169,604.1	185,614.5	161,992.1	163,346.2	5,041.6
Property, plant and equipment	315,518.2	270,269.0	231,814.7	208,785.6	222,741.8	6,874.7
Total assets	515,008.5	464,835.9	442,344.3	399,237.1	405,860.8	12,526.6
Total current liabilities	192,221.7	181,338.6	174,143.1	141,867.7	118,031.6	3,643.0
Total noncurrent liabilities	186,638.0	130,507.1	94,214.3	76,708.3	110,992.9	3,425.7
Total liabilities	378,859.7	311,845.7	268,357.4	218,576.0	229,024.5	7,068.7
Common stock	88,270.5	96,242.5	96,242.5	96,242.5	96,242.5	2,970.4
Non-controlling interests in subsidiaries	14,062.6	14,036.5	19,329.2	22,648.6	18,388.2	567.5
Total equity attributable to shareholders of AU Optronics Corp.	122,086.2	138,953.7	154,657.7	158,012.5	158,448.1	4,890.4

Other Financial Data:
Gross margin(2)	(3.5%)	8.2%	11.9%	11.1%	10.5%	10.5%
Net margin(3)	(13.9%)	0.9%	4.1%	2.0%	2.7%	2.7%
Capital expenditures	43,332.6	25,457.8	16,971.0	33,440.2	46,220.1	1,426.5
Depreciation and amortization	75,276.4	63,637.7	56,902.7	47,745.8	39,693.2	1,225.1
Net cash flows provided by operating activities	35,747.9	49,642.4	63,392.7	62,003.4	36,695.8	1,132.6
Net cash flows used in investing activities	(43,181.7)	(23,223.8)	(13,106.8)	(31,734.7)	(42,267.3)	(1,304.5)
Net cash flows provided by (used in) financing activities	(5,940.4)	(26,785.4)	(45,041.5)	(34,277.0)	10,721.2	330.9

Segment Data:
Net revenue
Display business	367,120.3	398,836.2	384,335.2	333,392.3	304,826.7	9,408.2
Solar business	11,350.6	17,526.8	23,843.5	26,954.2	24,262.3	748.8
Segment profit (loss)(4)
Display business	(30,330.8)	12,017.9	24,422.5	19,226.0	12,703.5	392.1
Solar business	(8,277.5)	(3,725.4)	(2,257.1)	(1,704.8)	(365.1)	(11.3)

(1)	Diluted earnings per share in 2012 was not applicable due to the anti-dilutive effect on the basic net loss per share. The convertible bonds were not included for the calculation of diluted earnings per share in 2013 and 2014 due to its anti-dilutive effect but were included for the calculation of diluted earnings per share in 2015.

(2)	Gross margin is calculated by dividing gross profit (loss) by net revenue.

(3)	Net margin is calculated by dividing profit (loss) for the year by net revenue.

(4)	Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses.

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

	Exchange Rate
	Average	High	Low	Period-End
	(or month-end rates for years)
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
2015	31.74	33.17	30.37	32.79
2016	32.23	33.74	31.05	32.40
September	31.46	31.77	31.18	31.27
October	31.59	31.79	31.36	31.54
November	31.75	32.01	31.41	31.92
December	32.00	32.42	31.72	32.40
2017
January	31.65	32.37	31.19	31.19
February	30.85	31.17	30.61	30.64
March (through March 13, 2017)	30.94	31.03	30.76	30.99

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

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. For example, the average selling price of our large-size panels decreased in the first half of 2016 by 12.6% from the second half of 2015. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2017 or beyond, the value of the ADSs and our shares may be adversely affected.

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

The solar industry has undergone challenging business conditions in the past years, including downward pricing pressure for solar modules, solar cells, solar wafers and ingots mainly as a result of oversupply and reductions in applicable governmental subsidies. Although the solar industry might continue to grow in the long run, there is no assurance that the solar industry will not suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs in the future, especially in markets where we operate or we target, which will adversely affect demands for our solar products as well as our results of operations.

Our results of operations have fluctuated in the past. Our net revenue decreased by approximately 8.7% to NT$329.1 billion (US$10.2 billion) in 2016 compared to net revenue of NT$360.3 billion in 2015, while our net profit for the year increased from NT$7.2 billion in 2015 to NT$8.8 billion (US$0.3 billion) in 2016. We cannot assure you that we will be profitable in 2017 or beyond. In addition, we expect that selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our production cost to offset the declines in selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2017 or beyond, the value of the ADSs and our shares may be adversely affected.

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

We are a party to numerous loans and other agreements relating to the incurrence of debt, many of which include financial covenants and broad default provisions. The financial covenants primarily include current ratios, leverage ratio, interest coverage ratios, tangible net worth and other technical requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to maintain compliance. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial covenants of our outstanding loans. If the relevant creditors decline to grant waivers for any non-compliance with the covenants, such non-compliance will constitute an event of default which may trigger a requirement for acceleration of the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our other debt instruments to declare an event of default when there is a default in other loan agreements. We cannot assure you that we will be able to remain in compliance with our financial covenants. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debts, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

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

We are involved in a number of legal proceedings concerning matters arising from our business and operations, primarily related to the development and the sale of our products, including patent infringements, investigations by the government authorities such as antitrust investigations and proceedings, and other legal matters. In addition, we may have compliance issues with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our production. Our products may also be subject to anti-dumping or countervailing duty proceedings as a result of protectionist measures adopted by governments in any of our export markets. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.

In particular, there were numerous antitrust proceedings and investigations, criminal, civil and/or administrative, concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. Since December 2006, we and certain of our overseas subsidiaries had become involved in antitrust investigations, including but not limited to, investigations by the United States Department of Justice (“U.S. DOJ”), the European Commission Directorate-General for Competition and certain regulatory authorities in other countries concerning the allegations of price fixing by manufacturers of TFT-LCD panels. For example, the U.S. DOJ had brought charges against us, our U.S. subsidiary and certain of our executives. In September 2012, the United States District Court for Northern District of California (“Northern California Court”) rendered a judgment and imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. The US$500 million fine had been fully paid by us in September 2015.

See “Item 8. Financial Information—8.A.7. Litigation” for a discussion of certain legal proceedings in which we are involved.

We may be subject to other new claims, charges or investigations. Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. The ultimate outcome of the pending investigations cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these criminal, civil and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

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

Currently, our total sales are derived principally from customers using our products in televisions, monitors, mobile PCs, mobile devices and commercial and other applications with display devices. For example, a substantial percentage of our sales are derived from our panels and other related products for televisions, which accounted for approximately 42.0%, 44.3% and 42.7% of our net revenue in 2014, 2015 and 2016, respectively. We will continue to be dependent on the growth of the televisions, monitors, mobile PCs, mobile devices and commercial and other applications for a substantial portion of our net revenue, and any downturn in these industries would result in reduced demand for our products, reduced net revenue, lower selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2017 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

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

We depend on a small number of customers for a substantial portion of our business. In 2014, 2015 and 2016, our five largest customers accounted for approximately 33.4%, 36.5% and 36.3%, respectively, of our net revenue. In addition, certain customers individually accounted for more than 10% of our net revenue in the last three years. For example, Samsung Group accounted for approximately 10.2%, 11.7% and 11.3% of our net revenue in 2014, 2015 and 2016, respectively.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. In addition, our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

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

The principal elements of competition in the display industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development, including the ability to develop new technologies;

•	time-to-market; and

•	access to capital and financing ability.

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

In recent years, brand companies have outsourced the manufacturing of their products to original equipment manufacturing service providers with part or all of their production operations in Taiwan, the PRC and elsewhere. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan and the PRC, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC and elsewhere, our sales and results of operations could be adversely affected.

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

Mergers, acquisitions or investments that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	conflicts with joint venture partners;

•	adverse effect on our existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company; and

•	potential write-offs of acquired assets.

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

Any disagreement between applicable tax authorities and us with respect to our tax estimates and any incompliance with changes in tax laws or their application could adversely affect our results of operations.

We are subject to income taxes in Taiwan and many foreign jurisdictions and might be under tax audit by local tax authorities within certain assessment periods. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our recorded income tax accruals. For example, our taxable income in any jurisdiction depends on the acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in the application of the arm’s length standard among taxing authorities, as well as a lack of adequate treaty-based protection, challenges to transfer pricing by tax authorities could, if successful, substantially increase our income tax liability and interest expense. In addition, many countries where we are conducting business may amend their tax laws in accordance with the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development due to economic and political pressures. We cannot assure you that we will always stay on top of the latest changes in the tax laws and we may fail to meet our compliance obligations and thus be subject to penalties.

Any impairment charge may have a material adverse effect on our operating results.

Under IFRS, we are required to evaluate our investments and long-term non-financial assets, such as property, plant and equipment and long-term purchase agreements, for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to recognize an impairment charge. For example, we recognized an impairment charge of NT$6,755.2 million on M.Setek’s long-term assets in relation to the cessation of polysilicon production of M.Setek. Such impairment charge was recognized in the fourth quarter of 2015.

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

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. For example, we sold all of the shareholding in AUSP held by one of our subsidiaries to SPTL in September 2016 for total selling price of US$170.1 million and recorded a loss from the disposal of approximately US$12.0 million. These divestment activities may result in either gains or losses and we cannot assure you that we can always make divestment with a gain. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares and ADSs.

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

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.9% of our outstanding shares as of February 28, 2017 and is also one of our large customers. Qisda and its subsidiaries accounted for approximately 2.9%, 3.4% and 3.9% of our net revenue in 2014, 2015 and 2016, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2017, one of our nine directors is a representative of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our former Chairman, is also the Chairman of Qisda and BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which has led to operations across many countries. For example, we have established a 6-generation LTPS fab in China in order to provide more immediate services to our customers in China. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have a presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These requirements require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file Form SD, containing the conflict minerals disclosure for the prior calendar year, beginning May 31, 2014. Currently, such conflict is not determinable in our case and we cannot assure you that conflict minerals identified under the conflict minerals rules issued by the SEC are not used in our products. We may be subject to the new disclosure requirements related to the conflict minerals. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals to be not conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize more advanced display technologies, such as UHD 4K (3840 x 2160 pixel), curved display, quantum dot wide color gamut, High Dynamic Range (“HDR”), Bezel-less, touch, 8K4K (7680 x 4320 pixel) and other technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the PRC, which may expose us to additional social, political, regulatory and economic risks with respect to our investments and business operations in the PRC.

We have established subsidiaries in the PRC. Depending on our business needs, we may further expand or adjust our business operations in the PRC in the future.

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

Therefore, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future investments and operations in the PRC. In addition, we cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our investments, businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other display panel manufacturers that are permitted to establish display panel production operations in the PRC.

There are current restrictions imposed by the ROC government on investments by Taiwan companies in the PRC, including but not limited to the generation of manufacturing technology of TFT-LCD in the PRC. As a result, our ability to invest in the PRC has been restricted compared to those display panel manufacturers that have been less regulated by their domestic regulators and are permitted to establish display panel production operations in the PRC. During recent years, ROC government has loosened some restrictions. Under the current Taiwan regulations, subject to meeting certain requirements, including but not limited to making investment and research in next generation of display panel, TFT-LCD manufacturers in the ROC may apply to the Investment Commission of Ministry of Economic Affairs (“MOEAIC”) for investing in 6-generation or more advanced TFT-LCD manufacturing fabs in the PRC (up to three fabs) with the technology which is the same generation or one generation behind the technology then used in the ROC Moreover, the MOEAIC also allowed ROC TFT- LCD manufacturers to make equity investments or merge with companies in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. As of December 31, 2016, we had 17 subsidiaries incorporated in the PRC. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

However, due to certain restrictions imposed by the ROC government that are still effective, we cannot assure you that any future applications to the MOEAIC to make further investments in the PRC will be successful and timely approved. We also do not know when and whether the remaining restrictions under ROC laws and regulations governing investment in the PRC will be amended or repealed and we cannot assure you that any such amendments to those regulations will permit us to invest in operations in the PRC. Restrictions under ROC laws on our ability to make investments in the PRC may materially and adversely affect our business prospects.

If we fail to overcome the duty barrier, our revenue will be materially affected.

The trade tensions in the international solar market have been increasing, especially in the United States and the European Union, where we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable anti-dumping duty (“AD”), and countervailing duty (“CVD”) proceedings. However, we cannot guarantee that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for AD and CVD enforcement. Any material adverse change in trade policies and/or our failure to overcome any duty barrier could have a material adverse impact on our business and results of operation.

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

Most of our assets and operations are located in Taiwan and approximately 31.6% of our net revenue was derived from customers in Taiwan in 2016. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

If economic conditions in Taiwan change drastically, our current business and future growth could be affected materially and adversely.

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

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2016 to December 31, 2016, the Taiwan Stock Exchange Index peaked at 9,392.68 on December 9, 2016, and reached a low of 7,664.01 on January 21, 2016. Over the same period, daily closing values of our shares ranged from NT$8.26 per share to NT$13.6 per share. On March 13, 2017, the Taiwan Stock Exchange Index closed at 9,697.34, and the closing value of our shares was NT$11.85 per share.

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

If the NT dollar or other currencies in which our sales, raw materials and components, capital expenditures and certain assets are denominated fluctuate significantly against the U.S. dollar, the Japanese yen or the Renminbi, our financial condition and results of operation may be affected seriously.

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar, the Renminbi and other currencies. Our sales, raw materials and components, capital expenditures and certain assets are denominated mainly in U.S. dollars, Japanese yen, NT dollars and Renminbi in varying amounts. For example, in 2016, approximately 89.2% of our net revenue was denominated in U.S. dollars. During the same period, approximately 70.5%, 17.8% and 10.1% of our raw materials and component costs were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. In addition, in 2016, approximately 33.8%, 22.7%, 21.4% and 21.4% of our total capital expenditures (principally for the purchase of equipment) were denominated in Japanese yen, NT dollars, U.S. dollars and Renminbi, respectively. Also, results of operation of our foreign subsidiaries are accounted for in foreign currencies before their consolidation into our financial result. During periods of weakening foreign currencies, the value of certain assets of our foreign subsidiaries could be substantially reduced in NT dollars. Although from time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, we may not be able to hedge all of the exposure, including foreign exchange exposure relating to the value of our foreign currency-denominated assets. We cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our financial condition and results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net revenue is derived from sales to customers located outside of Taiwan. In 2014, 2015 and 2016, sales to our overseas customers accounted for approximately 66.8%, 66.8% and 68.4%, respectively, of our net revenue. In addition, a significant portion of our sales to customers in Taiwan and PRC is made to major brand customers or their procurement entities located in Taiwan and the PRC. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net revenue. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales. For example, the display panel industry in Taiwan may be negatively impacted by the China-South Korea Free Trade Agreement (the “FTA”) effective in December 2015, under which tariff reduction covers several areas of trade including display panels and polarizer products. However, the FTA is likely not to have an immediate significant effect on us as the tariff reduction for panel products commences from the ninth year after the FTA took effect.

We face risks related to health epidemics and outbreaks of contagious disease.

In the recent years, there have been reports of outbreaks of highly pathogenic diseases caused by H1N1 virus, H5N1 virus and H7N9 virus and highly deadly diseases named Ebola Virus Diseases (“EVD”) and Middle East Respiratory Syndrome (“MERS”) in Asia and other parts of the world. The outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan and PRC), an outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza, EVD, MERS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

Similar to other technology companies in Taiwan, from time to time we may issue remunerations to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. We did not issue shares to our employees in 2014, 2015 or 2016. In addition, we did not grant any stock options to our employees in 2014, 2015 or 2016. If we issue remunerations in the form of stock or stock options to employees in the future, our equity holders may experience dilution.

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

In addition, PRC investors’ investments in our shares are subject to various restrictions; specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Accordingly, the qualification criteria for a PRC person to make investment and the investment threshold imposed by the ROC government might cause a ADS holder who is a PRC person to be unable to withdraw and hold our shares.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic issuers, including, but not limited to:

•	the evaluation standards for director’s independence;

•	the requirements for non-management directors to meet regularly without management;

•	the requirement to have nominating/corporate governance committee;

•	the requirement to have a remuneration committee set up pursuant to NYSE rules;

•	the requirement for shareholders’ approval on all equity based compensation and material revisions thereto; and

•	the requirement to adopt NYSE corporate governance guidelines.

For a detailed discussion of the differences between our corporate governance practices and the NYSE listing standards, see “Item 16—16.G. Corporate Governance” for more information.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE rules applicable to domestic issuers. In addition, as a foreign private issuer, we are exempt from certain rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Future sales or perceived sales of securities by us, our senior management, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2017, we had an aggregate of 9,624 million shares issued and outstanding, most of which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. For example, in May 2013, we issued 797,199,580 common shares for cash to sponsor the issuance of US$350.8 million ADSs. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Act. Most of our directors and executives, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. It is also not entirely certain that an action for civil liability predicated solely on the United States federal securities laws could be brought directly in the ROC courts.

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

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M.Setek, a major polysilicon, ingot and solar wafer manufacturer in Japan, through equity investments in 2009. Furthermore, in May 2010, we formed a joint venture named AUO SunPower Sdn. Bhd. (“AUSP”) with SunPower Technology, Ltd. (“SPTL”), a subsidiary of SunPower Corporation, to construct and operate a solar cell manufacturing facility in Malaysia. Since 2011, in order to expand our operation in the supply chain of the solar industry, we have also operated ingot and solar wafer related business through our subsidiary AUO Crystal Corp. The manufacturing facilities of AUO Crystal Corp. are located in Taiwan and Malaysia. In January 2016, in order to focus on producing products with more added value, we decided to cease the production of polysilicon considering the volatile market condition, over-supply of polysilicon and lack of competitive advantages in producing polysilicon. In September 2016, we sold all of our interest in AUSP to SPTL for a consideration of US$170.1 million.

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

For a description of our capital expenditures in the past three fiscal years and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.—Liquidity and Capital Resources—Capital Expenditures.”

4.B.       Business Overview

Introduction

We are one of the world’s leading TFT-LCD panel providers. We operate in two business segments: display business and solar business.

Display business. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in televisions, monitors, mobile PCs, mobile devices and commercial and other applications (such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals and pachinko machines, etc.)

Solar business. We entered into the solar business at the end of 2008. We are capable of manufacturing products such as ingots, solar wafers, solar cells and solar modules. We are also able to build solar systems and provide various value-added services for solar systems projects.

For the year ended December 31, 2016, net revenue generated from our display business and solar business was NT$304.8 billion (US$9.4 billion) and NT$24.3 billion (US$0.7 billion), respectively, representing approximately 92.6% and 7.4% of our total net revenue, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 39 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs”. With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. As of February 28, 2017, all the fabs listed under “—4.D. Property, Plants and Equipment” have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display products for the following principal product categories:

•	Televisions, which utilize display panels ranging mainly from 19.5 inches to 85 inches, including panels for televisions, TV sets and other related products.

•	Monitors, which utilize display panels ranging mainly from 17 inches to 35 inches, including products such as desktop monitors.

•	Mobile PCs, which utilize display panels ranging mainly from 6 inches to 17.3 inches, including products such as notebooks and tablets.

•	Mobile devices, which utilize display panels ranging mainly from 1.4 inches to 6 inches, including products such as mobile phones.

•	Commercial and other applications, which utilize display panels ranging mainly from 1.2 inches to 22 inches or above for use in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines and others.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(Panels in thousands)
Products for Televisions	31,793.3	30,076.3	31,815.3
Products for Monitors	28,561.7	26,483.7	26,951.0
Products for Mobile PCs	66,148.5	54,130.0	64,835.7
Products for Mobile Devices	102,642.1	114,843.5	89,622.6
Products for Commercial and Other Applications	58,478.5	52,929.6	51,224.9
Total	287,624.1	278,463.1	264,449.5

The following table sets forth our net revenue by product category for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Products for Televisions	171,399.6	42.0	159,534.8	44.3	140,519.9	4,337.0	42.7
Products for Monitors	57,549.0	14.1	48,234.5	13.4	44,668.0	1,378.6	13.6
Products for Mobile PCs	75,353.6	18.5	52,488.1	14.6	52,721.5	1,627.2	16.0
Products for Mobile Devices	34,412.5	8.4	23,622.5	6.5	14,170.6	437.4	4.3
Products for Commercial and Others(1)	45,620.5	11.2	49,512.4	13.7	52,746.6	1,628.0	16.0
Solar Products	23,843.5	5.8	26,954.2	7.5	24,262.4	748.8	7.4
Total	408,178.7	100.0	360,346.5	100.0	329,089.0	10,157.0	100.0

(1)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

Products for Televisions

Our current portfolio of products for televisions consists of 19.5-inch to 85-inch panels. In 2016, approximately 59.4% of the sales of products for televisions we produced were 50 inches and above. In 2014, 2015 and 2016, sales of products for televisions accounted for 42.0%, 44.3% and 42.7%, respectively, of our net revenue.

Products for Monitors

In recent years, demand for monitors has continued to migrate to larger sizes. In 2016, 21.5-, 24- and 27-inch panels were the major sizes produced by us for monitors. In 2014, 2015 and 2016, sales of products for monitors accounted for 14.1%, 13.4% and 13.6%, respectively, of our net revenue.

Products for Mobile PCs

In 2014, 2015 and 2016, sales of products for mobile PCs accounted for 18.5%, 14.6% and 16.0%, respectively, of our net revenue. In 2016, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 were the major sizes produced by us for notebooks, while 7-inch and to 10.1-inch panels were the major sizes produced by us for tablets.

Products for Mobile Devices

Our products for mobile devices are used in products such as mobile phones. In 2014, 2015 and 2016, sales of products for mobile devices accounted for 8.4%, 6.5% and 4.3%, respectively, of our net revenue.

Products for Commercial and Others

Our products for commercial and others are used in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines and others. In 2014, 2015 and 2016, sales of products for commercial and others accounted for 11.2%, 13.7% and 16.0%, respectively, of our net revenue.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan and other areas. The following table sets forth the geographic breakdown of our net revenue by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
Region	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Taiwan	135,420.4	33.2	119,626.4	33.2	104,059.3	3,211.7	31.6
PRC	135,102.4	33.1	123,476.5	34.3	115,110.1	3,552.8	35.0
Japan	37,410.4	9.1	37,903.9	10.5	33,346.0	1,029.2	10.1
Singapore	34,237.7	8.4	30,210.6	8.4	31,776.3	980.7	9.7
Malaysia	12,952.0	3.2	10,456.0	2.9	9,168.1	283.0	2.8
Others(1)	53,055.8	13.0	38,673.1	10.7	35,629.2	1,099.6	10.8
Total	408,178.7	100.0	360,346.5	100.0	329,089.0	10,157.0	100.0

(1)	Include the United States, Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net revenue for the past three years, due to the fact that our major brand customers or their procurement entities are located in Taiwan and the PRC.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net revenue is attributable to a small number of our customers. In 2014, 2015 and 2016, our five largest customers accounted for approximately 33.4%, 36.5% and 36.3%, respectively, of our net revenue. In addition, some customers individually accounted for more than 10% of our net revenue for each of the last three years. For example, Samsung Group accounted for 10.2%, 11.7% and 11.3% of our net revenue in 2014, 2015 and 2016, respectively.

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

We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2016, our reserve for warranties totaled NT$1,528.9 million (US$47.2 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Selling prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. From time to time, we may extend longer credit terms to our large customers as compared to our smaller customers. The average number of collection days extended for sales to our customers for the years ended December 31, 2014, 2015 and 2016 was 46 days, 48 days and 46 days, respectively. We believe the terms for customers and products are comparable to the terms offered by our industry peers.

Our business is subject to seasonal fluctuations common in the display panel industry, which in turn is affected by the seasonality of consumer demand and other end-products produced by our customers. Our low seasons typically start in the fourth quarter and may go lower in the first quarter; while our high seasons generally start in the second quarter and may go higher in the third quarter. The seasonality of our sales also may be affected by various factors, including economic downturn, our inventory management and certain special events such as government subsidies and sports events.

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

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of raw materials and components of the right quality on a timely basis. The prices of these raw materials and components are subject to volatility. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast weekly or monthly. We source most of our raw materials and components, including critical materials such as glass substrates, liquid crystals, color filters, polarizer and driver ICs, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we may enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

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

We use a large amount of water and electricity in our manufacturing process. We mostly obtain water from government-owned entities and are in compliance with relevant local laws and regulations of water recovery rate. We use electricity supplied by the external power grids. We maintain backup generators that provide electricity in case of power interruptions, which we have experienced from time to time. Except for power outages, power interruptions in general have not materially affected our production processes.

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

In 2016, we raised our equipment purchases from 2015 primarily due to the expansion at our 8.5-generation fab in Taiwan and the installation of our 6-generation LTPS fab in China. Going forward, we expect to maintain investments in advanced technology and new capacity based on market conditions. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, Japan and the PRC. We believe our principal competitors include LG Display and Samsung Display in Korea; Innolux, Chunghwa Picture Tubes and Hannstar Display in Taiwan; Sharp, Panasonic LCD and Japan Display in Japan; and BOE, China Star Optoelectronics Technology, CEC-PANDA LCD Technology, Tianma, EverDisplay Optronics, Century, Truly Semiconductors Ltd and Visionox in the PRC.

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

Solar Business

Through our subsidiaries AUO Crystal Corp. and M.Setek, we mainly focus on research, production and sales of solar materials, such as ingots and solar wafers. Our principal manufacturing sites for ingots and solar wafers are located in Taiwan, Japan and Malaysia. In addition, we are among the few companies in Taiwan and worldwide which are capable of producing both mono-crystalline solar wafers and multi-crystalline solar wafers as a result of our comprehensive product line ranging from ingots to solar wafers.

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

In 2016, revenues generated from our solar business amounted to approximately NT$24,262.3 million (US$748.8 million), representing 7.4% of our total net revenue for 2016.

Quality Management

Our quality management system includes design quality assurance, manufacturing quality assurance, vendor quality assurance and service quality assurance. By structuring quality management system, building up product design and development procedures for our different business applications as well as conducting market analysis, feasibility study, risk assessment, product verification and validation in our product development process, we endeavor to achieve a “first time right” approach. We are also dedicated to production quality control and process technology enhancement upon failure modes and effect analysis, process control plan, statistical process control and measurement system analysis.

For vendor quality assurance, we cooperate with our primary suppliers through our extensive experience and effective management. We encourage suppliers to demonstrate quality control and reliability, and also perform an annual customer satisfaction survey to ensure that their needs are well understood and addressed. Customer feedbacks are critical to our continual improvement plans. In addition, we use quality audit program, nonconformity management and the hazardous chemical management to secure long-term agreements and develop strategic relationships.

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

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, most of our insurance policies cover the amount equal to the book value of assets. As of December 31, 2016, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$34.8 billion (US$1.1 billion) for all of our inventories and NT$711.2 billion (US$21.9 billion) for our equipment and facilities. In addition, as of December 31, 2016, we had insurance coverage for business interruptions in the aggregate amount of NT$43.8 billion (US$1.4 billion).

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

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We have identified certain factors associated with climate change that would have an impact on our operation, including the uncertainty surrounding new regulation, cap and trade schemes, change in precipitation patterns, change in weather conditions and fuel/energy taxes and regulations. We have taken the necessary steps to ensure the proper operation of our facilities to meet the necessary standards and strengthened the monitoring mechanisms against further violations, as well as obtained the appropriate permits, and believe that we are in compliance with the existing environmental laws and regulations in all material aspects in the ROC.

On December 29, 2015, we announced the launch of the process water full-recycling system to be operated at our Lungtan site. Through various recycling phases, process water could be condensed and reduced to zero liquid discharge by high-efficient evaporation equipment. We will continue to create values and opportunities for sustainable development.

Intellectual Property

Overview

As of February 28, 2017, we had filed more than 23,000 patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union, Korea and others. These patent applications include patents for TFT-LCD manufacturing processes and products, and more than 17,000 patents were issued as of February 28, 2017. Most of these patents have a term of 20 years. In addition, we have registered “AU Optronics” as a trademark in some countries and jurisdictions where we operate, including the ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as a trademark in the ROC, PRC, United States, European Union, Japan, Korea, Malaysia and Singapore.

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

License Agreements

We have entered into patent and intellectual property license and cross-license agreements, some of which require periodic royalty payments. For example: (i) we have license agreements with each of FDTC (subsequently assumed by Fujitsu Limited) and Idemitsu Kosan Co., Ltd., effective as of March 31, 2003, which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and OLED panels at our facilities, (ii) we entered into cross-license agreements with each of Sharp, LG Display Co., Ltd. (“LGD”), Samsung Electronics Co., Ltd. (“Samsung”) and Hydis Technologies Co., Ltd. (“Hydis,” E Ink’s Korean subsidiary), respectively. Under each of these agreements, each party granted to the other non-transferable and non-exclusive licenses in relation to certain patents involving LCD related technologies, (iii) we have a cross-license agreement with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display Co., Ltd. (formerly known as IPS Alpha Technology Ltd.), under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (iv) we have a license agreement with Semiconductor Energy Laboratory Co., Ltd., which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and certain OLED products and (v) we have a cross-license agreement with Seiko Epson Corporation (“Seiko Epson”), under which AUO granted to Seiko Epson non-transferrable and non-exclusive licenses under certain patents involving certain technologies, and Seiko Epson granted to AUO a non-transferrable and non-exclusive license under certain patents involving LCD related technologies.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

4.C.       Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2016.

AU Optronics Corp.
100%
Konly Venture Corp.
9.40%
Darwin Precisions Corporation (1)
13.29%
AUO Crystal Corp. (2)
0.0005%
Sanda Materials Corporation (4)
100%
Fargen Power Corporation
100%
TronGen Power Corporation
100%
LiGen Power Corporation
100%
Ronly Venture Corp.
6.09%
Darwin Precisions Corporation (1)
0.82%
AUO Crystal Corp. (2)
0.0003%
Sanda Materials Corporation (4)
82.20%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
35.55%
Darwin Precisions Corporation (1)
29.71%
BriView (L) Corp. (3)
100%
Darwin Precisions (L) Corp.
100%
Darwin Precisions (Hong Kong) Limited
100%
Darwin Precisions (Suzhou) Corp .
100%
Darwin Precisions (Xiamen) Corp .
100%
Darwin Precisions (Chengdu) Corp . (5)
100%
Darwin Precisions (Slovakia) s.r.o.
100%
Force International Holding Ltd.
100%
Forefront Corporation
100%
Forehouse Electronics (Suzhou) Co., Ltd.
100%
Forhouse International Holding Ltd.
100%
Full Luck Precisions Co., Ltd.
100%
Full Luck (Wujiang) Precisions Co., Ltd. (5)
100%
Prime Forward International Ltd.
100%
Fortech Electronics (Kunshan) Co., Ltd.
100%
Forward Optronics International Corp.
65.52%
Suzhou Forplax Optronics Co., Ltd.
100%
Fortech International Corp.
34.48%
100%
Fortech Electronics (Suzhou) Co., Ltd.
100%
Fortech Optronics (Xiamen) Co., Ltd.
99.99%
Sanda Materials Corporation (4)
99.9991%
M.Setek Co., Ltd.
100%
Space Money Inc.
100%
AU Optronics (L) Corp.
AU Optronics Corporation America
100%
100%
AUO Optronics (Xiamen) Corp.
100%
BriView (Xiamen) Corp.
AU Optronics Corporation Japan
100%
100%
AU Optronics (Suzhou) Corp., Ltd.
AU Optronics Singapore Pte. Ltd.
100%
100%
AU Optronics (Czech) s.r.o.
100%
AUO Energy (Tianjin) Corp.
100%
AUO Green Energy Europe B.V.
100%
AUO Green Energy America Corp.
AU Optronics Europe B.V.
100%
100%
AU Optronics (Slovakia) s.r.o.
AU Optronics Korea Ltd.
100%
100%
AU Optronics Manufacturing (Shanghai) Corp.
AU Optronics (Shanghai) Co., Ltd.
100%
100%
AFPD Pte., Ltd.
BriView (L) Corp. (3)
70.29%
51%
AU Optronics (Kunshan) Co., Ltd.
100%
BriView (Hefei) Co., Ltd.
100%
a.u. Vista Inc.

(1)	35.55% held directly by us, 9.40% held indirectly through Konly Venture Corp. and 6.09% held indirectly through Ronly Venture Corp., respectively.

(2)	82.20% held directly by us, 13.29% held indirectly through Konly Venture Corp. and 0.82% held indirectly through Ronly Venture Corp., respectively.

(3)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(4)	99.99% held directly by us, 0.0005% held indirectly through Konly Venture Corp. and 0.0003% held indirectly through Ronly Venture Corp., respectively.

(5)	In the process of liquidation.

The following table sets forth summary information for our subsidiaries as of December 31, 2016.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
a. u. Vista Inc.	Research and development and IP related business	United States	100.00%(1)
AFPD Pte., Ltd.	Manufacturing TFT-LCD panels based on low temperature polysilicon technology	Singapore	100.00%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar modules	Czech Republic	100.00%(1)
AU Optronics (Kunshan) Co., Ltd.	Manufacturing and sale of TFT-LCD panels	PRC	51.00%(1)
AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%
AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD panels	PRC	100.00%(1)
AU Optronics (Slovakia) s.r.o.	Repairing of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of molds	Slovakia Republic	100.00%(1)
AU Optronics (Suzhou) Corp., Ltd.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Xiamen) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics Corporation America	Sales support of TFT-LCD panels	United States	100.00%(1)
AU Optronics Corporation Japan	Sales support of TFT-LCD panels	Japan	100.00%(1)
AU Optronics Europe B.V.	Sales support of TFT-LCD panels	Netherlands	100.00%(1)
AU Optronics Korea Ltd.	Sales support of TFT-LCD panels	South Korea	100.00%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD panels	Singapore	100.00%(1)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of solar wafers	Malaysia	100.00%(8)
AUO Crystal Corp.	Manufacturing and sale of ingots and solar wafers	ROC	96.31%(10)
AUO Energy (Tianjin) Corp.	Manufacturing and sale of solar modules	PRC	100.00%(12)
AUO Green Energy America Corp.	Sales and sales support of solar-related products	United States	100.00%(12)
AUO Green Energy Europe B.V.	Sales support of solar modules	Netherlands	100.00%(12)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(5)
BriView (L) Corp.	Holding company	Malaysia	100.00%(11)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(9)
Darwin Precisions (Chengdu) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)(22)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(3)
Darwin Precisions (L) Corp.	Holding company	Malaysia	100.00%(2)
Darwin Precisions (Slovakia) s.r.o.	Manufacturing, assembly and sale of automotive parts	Slovakia Republic	100.00%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions Corporation	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts	ROC	51.04%(6)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
Fargen Power Corporation	Renewable energy power generation	ROC	100.00%(7)
Force International Holding Ltd.	Holding company	BVI	100.00%(2)
Forefront Corporation	Holding company	Mauritius	100.00%(19)
Forhouse Electronics (Suzhou) Co., Ltd.	Manufacturing of motorized treadmills	PRC	100.00%(20)
Forhouse International Holding Ltd.	Holding company	BVI	100.00%(2)
Fortech Electronics (Kunshan) Co., Ltd.	Manufacturing and sale of light guide plates, backlight modules and related parts	PRC	100.00%(17)
Fortech Electronics (Suzhou) Co., Ltd.	Manufacturing and sale of light guide plates, backlight modules and related parts	PRC	100.00%(16)
Fortech International Corp.	Holding company	Mauritius	100.00%(15)
Fortech Optronics (Xiamen) Co., Ltd.	Manufacturing and sale of light guide plates, backlight modules and related parts	PRC	100.00%(16)
Forward Optronics International Corp.	Holding company	Samoa	100.00%(15)
Full Luck (Wujiang) Precisions Co., Ltd.	Manufacturing and sale of precision metal parts	PRC	100.00%(18)(22)
Full Luck Precisions Co., Ltd.	Holding company	Mauritius	100.00%(15)
Konly Venture Corp.	Venture capital investment	ROC	100.00%
LiGen Power Corporation	Renewable energy power generation	ROC	100.00%(7)
M.Setek Co., Ltd.	Manufacturing and sale of ingots	Japan	99.9991%(13)
Prime Forward International Ltd.	Holding company	Samoa	100.00%(15)
Ronly Venture Corp.	Venture capital investment	ROC	100.00%
Sanda Materials Corporation	Holding company	ROC	99.99%(14)
Space Money Inc.	Sale of TFT-LCD panels; leasing	ROC	100.00%
Suzhou Forplax Optronics Co., Ltd.	Manufacturing and sale of precision plastic parts	PRC	100.00%(21)
TronGen Power Corporation	Renewable energy power generation	ROC	100.00%(7)

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 51.04% ownership of Darwin Precisions Corporation.

(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.

(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.

(5)	Indirectly, through our 100% ownership of BriView (L) Corp.

(6)	35.55% held directly by us, 9.40% held indirectly by Konly Venture Corp. and 6.09% held indirectly by Ronly Venture Corp., respectively.

(7)	Indirectly, through our 100% ownership of Konly Venture Corp.

(8)	Indirectly, through our 96.31% ownership of AUO Crystal Corp.

(9)	Indirectly, through our 100% ownership of AU Optronics (Xiamen) Corp.

(10)	82.20% held directly by us, 13.29% held indirectly through Konly Venture Corp. and 0.82% held indirectly through Ronly Venture Corp., respectively.

(11)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(12)	Indirectly, through our 100% ownership of AU Optronics Singapore Pte. Ltd.

(13)	Indirectly, through our 99.99% ownership of Sanda Materials Corporation.

(14)	99.99% held directly by us, 0.0005% held indirectly through Konly Venture Corp., and 0.0003% held indirectly through Ronly Venture Corp., respectively.

(15)	Indirectly, through our 100% ownership of Forhouse International Holding Ltd.

(16)	Indirectly, through our 100% ownership of Fortech International Corp.

(17)	Indirectly, through our 100% ownership of Prime Forward International Ltd.

(18)	Indirectly, through our 100% ownership of Full Luck Precisions Co., Ltd.

(19)	Indirectly, through our 100% ownership of Force International Holding Ltd.

(20)	Indirectly, through our 100% ownership of Forefront Corporation.

(21)	65.52% held indirectly through Forward Optronics International Corp. and 34.48% held indirectly through Fortech International Corp., respectively.

(22)	Darwin Precisions (Chengdu) Corp. and Full Luck (Wujiang) Precisions Co., Ltd. are in the process of liquidation as of December 31, 2016.

The following is a summary of our major organizational activities in the first quarter of 2017:

•	U-Fresh Technology Inc. Founded in January 2017, U-Fresh Technology Inc. is a 100%-owned subsidiary of AUO with NT$50 million of capital invested. The company focuses on the design, development and implementation of environmentally friendly projects and solutions.

4.D.       Property, Plants and Equipment

Principal Facilities

Display Business

As of December 31, 2016, we had a monthly capacity to produce approximately 2.3 to 2.7 million square meters of glass area of TFT-LCD panels. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement.

As of February 28, 2017, our principal manufacturing sites were located in Taiwan, the PRC, Europe and Singapore. The following table sets forth certain information relating to our principal facilities as of February 28, 2017. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Xiamen Torch Hi-tech Industrial Development Zone, Kunshan Economic and Technical Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

L3C	No. 23, Li-Hsin Rd., Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	3.5	600x720	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2037)

L3D L5D	No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan Dist., Taoyuan 33383, Taiwan, ROC	162,826	3.5 5	620x750 1,100x 1,300	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

L4A L5A L5B	No. 1, Xinhe Rd., Aspire Park, Lungtan Dist., Taoyuan 32543, Taiwan, ROC	535,528	4 5 5	680x880 1,100x1,250 1,100x1,300	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

L4B	10 Tampines Industrial Avenue 3, Singapore 528798	183,341	4.5	730x920	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

L6A L5C L7A L7B L8A	No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750	6 5 7.5 7.5 8.5	1,500x1,850 1,100x1,300 1,950x2,250 1,950x2,250 2,200x2,500	March 2005 August 2005 June 2006 March 2009 March 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

L6B	No. 228, Lungke St., Lungke Science Park, Lungtan Dist., Taoyuan 32542, Taiwan, ROC	867,955	6	1,500x1,850	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

L6K	No. 6, LongTeng Road, Kunshan Economic and Technical Development Zone. P.C:215300	598,299	6	1,500x1,850	November 2016	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in 2060)

L8B	No. 1, Machang Rd., Central Taiwan Science Park, Houli Dist., Taichung 42147, Taiwan, ROC	587,746	8.5	2,200x2,500	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

Module S01, S02, S06	No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

Module S03	No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC	83,508	N/A	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

Module S11, S16, S17	No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Solar Business

As of December 31, 2016, our solar business had the capacity of producing 455 megawatt of solar modules per year, 36 million pieces of wafer per month, and 700 tons of ingot per month. The actual shipment may be subject to market conditions, customer demand and capacity outsourcing.

As of February 28, 2017, our principal manufacturing sites for solar business were located in Taiwan, Japan, Europe and Malaysia. The following table sets forth certain information relating to our principal facilities for solar business as of February 28, 2017.

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750(1)	April 2010 November 2011	Manufacturing of solar cells and modules	• Building is owned • Land is leased (expires in December 2022)

No.3, Keya Rd., Xitun Dist., Taichung 40763, Taiwan, ROC	9,559	June 2011	Production of wafers	• Building is owned • Land is leased (expires in December 2020)

No. 2, Jian 7th Rd., Wuqi Dist., Taichung 43541, Taiwan, ROC	19,510	October 2011	Production of ingots	• Building is owned • Land is leased (expires in December 2020)

No. 335, sec. 2, Houke Rd., Houli Dist., Taichung 42152, Taiwan, ROC	44,225	June 2012	Production of ingots and wafers	• Building is owned • Land is leased (expires in December 2030)

Kochi Site 1: 378, Myoken-cho, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,587 (including Kochi Site 1 and Kochi Site 2)	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingots	• Building is owned • Land is owned

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	July 2010	Manufacturing of solar modules	• Building is leased (expires in December 2021) • Land is leased (expires in December 2021)

Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	7,719	March 2011	Production of wafers	• Building is leased • Land is leased

(1)	Shared the same facility with L6A, L5C, L7A, L7B and L8A fabs.

Expansion Projects

To further capture the market of mobile devices, we established a 6-generation LTPS fab in Kunshan, PRC. We already commenced commercial production at this fab in the fourth quarter of 2016. We expect to fully ramp up the 25 thousand substrates per month of capacity in the second half of 2017.

Furthermore, in order to sustain our long-term profit model, we plan to invest in capacity expansion, new facilities and technology upgrades for the purpose of manufacturing competitive products to differentiate ourselves against our competitors.

Set forth below is the description of our principal expansion projects:

8.5-Generation Capacity Expansion. To cater to the expected strong demand in large-size panels, we added 27 thousand substrates per month of capacity at our 8.5-generation facilities in Houli District, Taichung City. The expanded capacity has already been fully ramped up in the second quarter of 2016. Subject to market conditions, we plan to further increase production capacity at these facilities in 2017 by 25 thousand to 30 thousand substrates per month and to begin commercial production in the second half of 2018.

We estimate our capital expenditures in 2017 to be around NT$55.0 billion for purposes including the technology upgrades, subsequent payments in the 6-generation LTPS fab in Kunshan and the above-mentioned new capacity expansion at our 8.5-generation fab in Taiwan. Our principal sources of funds include cash on hand, cash flow from operations and financing activities, for instance the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. For further descriptions with regard to our capital expenditures and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.—Liquidity and Capital Resources—Capital Expenditures.”

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

The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. It is expected that the demand for panels is likely to continue to grow mainly driven by a shift towards larger screen and higher resolution products and the replacement cycle of TVs, including the flat screen replacement cycle in developed markets and CRT TV replacement cycle in emerging markets. However, there is still a lack of visibility into future demand and the outlook of display industry remains highly uncertain. We expect selling prices of panels will fluctuate from time to time due to the changes of general market conditions and the global economy.

To meet a potential future increase in demand, many display panel manufacturers, including our company, may expand capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the selling prices of panels in the future. In addition, we expect that, as is typical in the display panel industry, the selling prices for our existing product lines will gradually decrease as the cost of manufacturing display panels declines. However, the impact of such decreases may be offset through the introduction of new products.

The demand for our solar products also highly depends on the general economic conditions in our target markets. The solar industry has undergone challenging business conditions in the recent years, including downward pricing pressure for solar modules, solar cells, solar wafers and ingots mainly as a result of oversupply, and the fluctuations in demand mainly due to reductions in applicable governmental subsidies.

In the past year, the United States, Europe, China and Japan remain the primary markets of solar products. In the meantime, other emerging markets have gradually become the growth engine of the industry.

Despite the higher tariffs imposed on our solar products in certain countries, the demand for alternative energy resources might keep the continuous growth of the solar industry.

Operating Efficiency

Our results of operations have been affected by our operating efficiency. Our operating efficiency is impacted by production yield, cycle time, capacity utilization, production capacity and other factors.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2016, we had a monthly capacity to produce approximately 2.3 to 2.7 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. Our product mix also affects the overall average selling prices of our products. In general, higher valued products, such as higher resolution panels, typically command higher average selling prices. If the percentage of sales in higher valued products as a percentage of our net revenue increases, the overall average selling prices for all of our display products may likely improve. Moreover, higher selling prices are typically associated with new products and technologies when they are first introduced into the market, thus our ability to introduce and sell new products that offset the anticipated fluctuation and long-term declines in the selling prices of our existing products is also one of the most important factors to maintain or increase our revenues. We periodically review and adjust our product mix based on the demand for and profitability of the different panel that we manufacture.

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

Revenue Recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns are estimated on the basis of historical experience, our management’s judgment and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period during which the related revenue is recognized. There have been no changes in this policy for the last three years.

The movements of the allowance for sales returns and discounts are as follows:

	2014	2015	2016
	NT$	NT$	NT$	US$
	(in thousands)
Balance beginning of year	595,767	825,355	1,524,144	47,041.5
Provision charged to revenue	1,584,730	2,485,510	472,397	14,580.1
Utilized	(1,355,142)	(1,786,721)	(1,142,927)	(35,275.5)
Balance at end of year	825,355	1,524,144	853,614	26,346.1

Allowance for Doubtful Accounts Receivables

We periodically evaluate our outstanding accounts receivables for collectability purposes on an individual and a collective basis. We first assess whether objective evidence of impairment exists for outstanding accounts receivables that are individually significant. If there is objective evidence indicating that an impairment loss has occurred, the amount of impairment loss is assessed individually. For accounts receivables other than those aforementioned, we group those assets and assess their impairment collectively. Our evaluation on a collective basis includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is primarily based on our average historical collection experience and current trends in the credit quality of our customers. We also carry accounts receivable insurance for potential defaults. There have been no changes in this policy for the last three years.

Provisions of Warranty Obligations

We make a provision for warranty obligations based on the estimated costs that we expect to incur. These liabilities are accrued when product revenue are recognized. We make the provisions based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance. We regularly review the basis of the accrual and, if necessary, amend it as appropriate at the end of reporting period. There could be a significant impact on provisions for warranty obligations for any changes of the basis of the accrual. We recognized provisions for warranty obligations amounting to NT$1,819.5 million and NT$1,528.9 million (US$47.2 million) as of December 31, 2015 and 2016, respectively.

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

Inventories write-downs to net realizable value, which are amounts charged to cost of sales, were NT$4,731.3 million, NT$5,661.3 million and NT$3,673.2 million (US$113.4 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The provision made in 2016 decreased mainly due to a rise in the market price of most products resulting from a favorable demand/supply condition in the second half of 2016. The provision made in 2015 increased mainly due to the inventory write-downs on certain products after considering their prevailing market prices.

Recoverability of Long-Lived Assets

Our long-lived assets include property, plant and equipment and intangible assets. We assess the impairment of long-lived assets at the reporting date or whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If any such indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit (“CGU”) is estimated. Recoverable amount is defined as the higher of (a) the fair value of an asset or a CGU less costs to dispose (if determinable) or (b) its “value in use,” which is defined as the present value of the expected future cash flows generated by the asset or CGU. An impairment loss is recognized in the consolidated statement of comprehensive income if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

The process of evaluating the potential impairment of long-lived assets requires significant judgment. Our future expected cash flow assumptions are based on forecasted revenue, operating costs and other relevant factors. Due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, if our estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of long-lived assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

We performed the impairment assessment over the solar CGU’s long-lived assets with lower capacity utilization, which is an indicator of potential impairment. In 2014, 2015 and 2016, we wrote down our property, plant and equipment by NT$2,296.1 million, NT$101.8 million and NT$34.0 million (US$1.1 million), respectively, as certain equipment was extremely low in utilization of which the fair value is expected to be minimal.

In addition, polysilicon in the solar industry has experienced significant downturns including a sharp decline in pricing due to oversupply capacity worldwide. Therefore, we decided to cease the production of polysilicon in January 2016. We performed the impairment assessment on the polysilicon CGU’s long-lived assets in the fourth quarter of 2015. The recoverable amount was determined based on the relevant asset’s estimated fair value less cost of disposal. The fair value of long-lived assets was determined by management with reference to the sales prices of recent transactions of similar assets in the same geographical area.

The following table shows the valuation technique used in the determination of fair value of the polysilicon CGU’s long-lived assets as well as the significant inputs used in the valuation model.

Description of Valuation Technique	Significant inputs	Inter-relationship between significant inputs and fair value measurement
Sales comparison approach: Sales price of comparable property in close proximity are adjusted for differences in key attributes such as property size. The expected sales price is adjusted with sales discount based on land size. The significant inputs into this valuation approach are price per square meter of comparable properties and sales discount.	• Price per square meter (JPY8,000). • Sales discount (15%).	The estimated fair value would increase (decrease) if: • the price per square meter is higher (lower); or • the sales discount rates are lower (higher).

Based on management assessment, the carrying amount of the polysilicon CGU was determined to be higher than its estimated recoverable amount; consequently, we recognized an impairment loss of NT$6,755.2 million in 2015.

Investments in equity-accounted Investees

When we have the ability to exercise significant influence over the operating and financial policies of investees, or when we have contractual arrangements with other parties sharing equal control over the arrangements, and have rights to the net assets of the arrangements, those investments are accounted for using the equity method. Significant judgment is required to assess whether we have significant influence. Factors that we consider in making such judgment include, among other matters, participation in policymaking processes, material intercompany transactions, interchange of managerial personnel or technological dependency.

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

An investment in an equity-accounted investee is considered to be impaired if there is objective evidence of impairment as a result of one or more events that had occurred as of the reporting date indicating that the recoverable amount is below the carrying amount of the investment. Impairment is assessed at the individual security level. The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment. The impairment loss is recorded in the consolidated statement of comprehensive income. If the recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain.

In 2014, 2015 and 2016, we did not recognize any impairment loss on our investments in equity-accounted investees.

Income Taxes Uncertainties and Recognition of Deferred Taxes

We are subject to the continuous examination of our income tax returns by the tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. A change in the outcome of the assessment could materially affect our consolidated financial statements.

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses carryforwards and tax investment credits. As of December 31, 2015 and 2016, our unrecognized deferred tax assets were NT$42,571.8 million and NT$39,992.3 million (US$1,234.3 million), respectively. Besides, we also have unrecognized deferred tax liabilities associated with investments in subsidiaries amounting to NT$673.0 million and NT$448.5 million (US$13.8 million) as of December 31, 2015 and 2016, respectively.

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

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the midpoint of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$4,018.9 million and NT$1,027.3 million (US$31.7 million) in the consolidated statements of financial position as of December 31, 2015 and 2016, respectively. See Note 20 and 38 to our consolidated financial statements included elsewhere in this annual report. However, our actual liability may be materially different from the estimates as of December 31, 2016 and may have a material adverse effect on our operating results, cash flows or financial condition.

Measurement of Defined Benefit Obligations

We use the Projected Unit Credit Cost Method for accrued pension liabilities and the resulting pension expenses under defined benefit pension plans. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase, etc. The discount rate is determined by reference to the yield rate on Taiwan government bonds at the reporting date. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability. As of December 31, 2015 and 2016, the accrued pension liabilities for our defined benefit obligations were NT$753.7 million and NT$921.5 million (US$28.4 million), respectively.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	408,178.7	100.0	360,346.5	100.0	329,089.0	10,157.0	100.0
Cost of sales	(359,668.1)	(88.1)	(320,509.4)	(88.9)	(294,598.0)	(9,092.5)	(89.5)
Gross profit	48,510.6	11.9	39,837.1	11.1	34,491.0	1,064.5	10.5
Selling and distribution expenses	(7,799.0)	(1.9)	(4,206.1)	(1.2)	(3,895.1)	(120.2)	(1.2)
General and administrative expenses	(9,389.6)	(2.3)	(9,206.0)	(2.6)	(9,176.7)	(283.2)	(2.8)
Research and development expenses	(9,156.6)	(2.2)	(8,903.8)	(2.5)	(9,080.8)	(280.3)	(2.7)
Other income	2,162.1	0.5	2,197.6	0.6	2,380.2	73.5	0.7
Other gains and losses	(801.8)	(0.2)	(9,978.3)	(2.7)	(925.6)	(28.6)	(0.3)
Finance costs	(4,045.1)	(1.0)	(2,591.0)	(0.7)	(2,707.9)	(83.6)	(0.8)
Share of profit of equity-accounted investees	499.8	0.1	449.4	0.1	100.8	3.1	0.0
Profit before income tax	19,980.4	4.9	7,598.9	2.1	11,185.9	345.2	3.4
Income tax expense	3,243.2	0.8	384.9	0.1	2,432.5	75.0	0.7
Profit for the year	16,737.2	4.1	7,214.0	2.0	8,753.4	270.2	2.7
Other comprehensive income (loss) for the year, net of taxes	2,177.7	0.5	(731.7)	(0.2)	(7,329.9)	(226.2)	(2.3)
Total comprehensive income for the year	18,914.9	4.6	6,482.3	1.8	1,423.5	44.0	0.4

In 2016, our gross margin slightly decreased by 0.6% compared to 2015, primarily due to a decrease in the average selling price resulting from a decline in panel prices, offset by our effective cost control. Despite panel prices rebounding in the second half of 2016 due to favorable demand/supply condition, the average selling prices of our products still declined on a year-over-year basis owing to a sharp decline of panel prices in the second half of 2015 continuing through the first half of 2016. However, we had higher net margin in 2016 compared to 2015 primarily due to an asset impairment associated with the cessation of polysilicon production occurred in 2015.

In 2015, despite of an improved product mix, we had lower gross margin compared to 2014, primarily due to a decline in panel prices resulting from less demand and macroeconomic fluctuations. In the meanwhile, we had lower net margin in 2015 compared to 2014 primarily due to lower gross margin and an asset impairment associated with the cessation of polysilicon production. Please see below for further analysis of our results of operations for the years ended December 31, 2014, 2015 and 2016.

For the Years Ended December 31, 2016 and 2015

Net Revenue

Net revenue decreased 8.7% to NT$329,089.0 million (US$10,157.0 million) in 2016 from NT$360,346.5 million in 2015.

Net revenue of large-size panels decreased 8.1% to NT$248,193.6 million (US$7,660.3 million) in 2016 from NT$270,008.2 million in 2015 primarily due to a decrease in the average selling price. The average selling price per panel decreased by 12.1% from NT$2,555.6 in 2015 to NT$2,246.6 (US$69.3) in 2016 mainly due to a soft market condition starting from the second half of 2015 continuing through the first half of 2016. Although panel prices rebounded in the second half of 2016, the average selling prices of our large-size panels in 2016 stayed lower compared to 2015.

Net revenue of small- to medium-size panels decreased 13.1% to NT$47,448.4 million (US$1,464.5 million) in 2016 from NT$54,624.2 million in 2015. The average selling price per panel decreased by 2.5% from NT$316.1 in 2015 to NT$308.2 (US$9.5) in 2016. The decrease was primarily due to a decline in market prices in the first half of 2016 for certain products and a change of product mix to shift to products with higher margins.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 8.1% from NT$320,509.4 million in 2015 to NT$294,598.0 million (US$9,092.5 million) in 2016. This decrease in cost of sales was primarily due to our effective cost control and a significant reduction in depreciation. However, the decrease in average selling price outpaced the decrease in cost of sales per panel, as a percentage of net revenue, cost of sales increased from 88.9% in 2015 to 89.5% in 2016.

Gross Profit

Gross profit was NT$34,491.0 million (US$1,064.5 million) in 2016 compared to gross profit of NT$39,837.1 million in 2015. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. The gross margin in 2016 and 2015 was 10.5% and 11.1%, respectively. The slight decrease was primarily due to a decrease in the average selling price resulting from a decline in panel prices, offset by our effective cost control. Despite panel prices rebounding in the second half of 2016 due to favorable demand/supply condition, the average selling prices of our products still declined on a year-over-year basis owing to a sharp decline of panel prices in the second half of 2015 continuing through the first half of 2016.

Selling and Distribution Expenses

Selling and distribution expenses decreased 7.4% to NT$3,895.1 million (US$120.2 million) in 2016 from NT$4,206.1 million in 2015. The lower expenses in 2016 were primarily due to a decline in freight expenses in 2016 resulting from the decrease of international oil price. As a percentage of net revenue, selling and distribution expenses remained flat at 1.2% in both 2016 and 2015.

General and Administrative Expenses

General and administrative expenses decreased 0.3% to NT$9,176.7 million (US$283.2 million) in 2016 from NT$9,206.0 million in 2015. The lower expenses in 2016 were primarily due to a decrease in professional service expenses, which were partially offset by ramp-up expenses incurred in our 6-generation LTPS fab in China before it was ready for commercial production. However, due to a decrease in net revenue, as a percentage of net revenues, general and administrative expenses increased to 2.8% in 2016 from 2.6% in 2015.

Research and Development Expenses

Research and development expenses increased 2.0% to NT$9,080.8 million (US$280.3 million) in 2016 from NT$8,903.8 million in 2015. The increase in 2016 was primarily due to an increase in purchase of tools in response to our increased research and development activities in 2016. As a percentage of net revenue, research and development expenses increased to 2.7% in 2016 from 2.5% in 2015.

Other Gains and Losses

Other gains and losses primarily include gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, gain on bargain purchase and provisions related to legal proceedings or claims and others. Total net other losses significantly decreased to NT$925.6 million (US$28.6 million) in 2016 from NT$9,978.3 million in 2015, primarily due to an asset impairment associated with the cessation of polysilicon production in our subsidiary M.Setek in 2015.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans. Finance costs increased 4.5% to NT$2,707.9 million (US$83.6 million) in 2016 from NT$2,591.0 million in 2015, primarily due to an increase in our long-term bank borrowings.

Income Tax Expense

Income tax expense significantly increased to NT$2,432.5 million (US$75.0 million) in 2016 from NT$384.9 million in 2015, primarily due to increased profits, a higher surtax on undistributed retained earnings in 2016 and an adjustment of prior-year tax returns. As a result, our effective tax rate was 21.7% in 2016 compared to 5.1% in 2015.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$8,753.4 million (US$270.2 million) in 2016 or basic earnings per share of NT$1.04 (US$0.03) and diluted earnings per share of NT$1.02 (US$0.03) in 2016 compared to a net profit of NT$7,214.0 million or basic and diluted earnings per share of NT$0.75 and NT$0.70, respectively, in 2015.

For the Years Ended December 31, 2015 and 2014

Net Revenue

Net revenue decreased 11.7% to NT$360,346.5 million in 2015 from NT$408,178.7 million in 2014.

Net revenue of large-size panels decreased 12.6% to NT$270,008.2 million in 2015 from NT$309,093.8 million in 2014 primarily due to a decrease in the average selling price and sales volume. The average selling price per panel decreased by 3.3% from NT$2,643.7 in 2014 to NT$2,555.6 in 2015 mainly due to a decline in the market price. The sales volume decreased by 9.6% from 116.9 million in 2014 to 105.7 million in 2015 mainly due to a decline in sales volume of notebook, monitors and TV panels.

Net revenue of small- to medium-size panels decreased 20.5% to NT$54,624.2 million in 2015 from NT$68,738.0 million in 2014. The decrease was primarily due to a decrease in the average selling price for mobile devices and small-sized tablets. The average selling price per panel decreased by 21.5% from NT$402.7 in 2014 to NT$316.1 in 2015 mainly due to a change in product mix and a decline in the market price.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 10.9% from NT$359,668.1 million in 2014 to NT$320,509.4 million in 2015. This decrease in cost of sales was primarily due to our continuous enhanced cost control and lower depreciation expenses. However, due to a decrease of 11.7% in net revenue, as a percentage of net revenue, cost of sales increased from 88.1% in 2014 to 88.9% in 2015.

Gross Profit

Gross profit was NT$39,837.1 million in 2015 compared to gross profit of NT$48,510.6 million in 2014. Gross margin, which is gross profit divided by net revenue, mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. The gross margin in 2015 and 2014 was 11.1% and 11.9%, respectively. The decrease was primarily due to a decline in panel prices resulting from less demand and macroeconomic fluctuations.

Selling and Distribution Expenses

Selling and distribution expenses decreased 46.1% to NT$4,206.1 million in 2015 from NT$7,799.0 million in 2014. The lower expenses in 2015 were primarily due to a decrease in overall expenditures related to our marketing activities. As a percentage of net revenue, selling and distribution expenses decreased to 1.2% in 2015 from 1.9% in 2014.

General and Administrative Expenses

General and administrative expenses decreased 2.0% to NT$9,206.0 million in 2015 from NT$9,389.6 million in 2014. The decrease in 2015 was primarily due to a decrease in compensation and benefit costs. Such decreases were partially offset by an increase in professional service expense. However, due to a decrease in net revenue, as a percentage of net revenue, general and administrative expenses increased to 2.6% in 2015 from 2.3% in 2014.

Research and Development Expenses

Research and development expenses decreased 2.8% to NT$8,903.8 million in 2015 from NT$9,156.6 million in 2014. The decrease in 2015 was primarily due to a decrease in compensation and benefit costs, partially offset by an increase in costs of tools and materials used for our research and development activities. However, due to a decrease in net revenue, as a percentage of net revenue, research and development expenses increased to 2.5% in 2015 from 2.2% in 2014.

Other Gains and Losses

Other gains and losses include primarily gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, gain on bargain purchase and provisions related to legal proceedings or claims and others. Total net other losses significantly increased to NT$9,978.3 million in 2015 from NT$801.8 million in 2014, primarily due to an asset impairment associated with the cessation of polysilicon production in our subsidiary M.Setek in 2015 and the gain on bargain purchase in relation to merger of subsidiaries in 2014.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans, other loans and convertible bonds. Finance costs decreased 35.9% to NT$2,591.0 million in 2015 from NT$4,045.1 million in 2014, primarily due to we had reduced our borrowing in 2015 through repayment of long-term borrowings and the purchase and redemption of convertible bonds payable.

Income Tax Expense

Income tax expense decreased 88.1% to NT$384.9 million in 2015 from NT$3,243.2 million in 2014, primarily due to a decrease in current tax expense in 2015 resulting from a decline in the profit and a lower surtax on undistributed retained earnings in 2015. As a result, our effective tax rate was 5.1% in 2015 compared to 16.2% in 2014.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$7,214.0 million in 2015 or basic earnings per share of NT$0.75 and diluted earnings per share of NT$0.70 in 2015 compared to a net profit of NT$16,737.2 million or basic and diluted earnings per share of NT$1.70 and NT$1.69, respectively, in 2014.

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

	For the Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in millions)
Net revenue
Display business	384,335.2	333,392.3	304,826.7	9,408.2
Solar business	23,843.5	26,954.2	24,262.3	748.8
Total	408,178.7	360,346.5	329,089.0	10,157.0
Segment profit (loss)
Display business	24,422.5	19,226.0	12,703.5	392.1
Solar business	(2,257.1)	(1,704.8)	(365.1)	(11.3)
Total	22,165.4	17,521.2	12,338.4	380.8

Display business

For the Years Ended December 31, 2016 and 2015

Net revenue from our display business segment decreased 8.6% to NT$304,826.7 million (US$9,408.2 million) in 2016 from NT$333,392.3 million in 2015, primarily due to a decrease in the average selling price resulting from a decline in panel prices. Despite panel prices rebounding in the second half of 2016 due to favorable demand/supply condition, the average selling prices of our products still declined on a year-over-year basis owing to a sharp decline of panel prices in the second half of 2015 continuing through the first half of 2016.

The aggregate selling, administrative and research and development expenses in our display business segment increased 1.1% to NT$20,717.2 million (US$63.9 million) in 2016 from NT$20,498.1 million in 2015, primarily due to ramp-up expenses incurred in our 6-generation LTPS fab in China before it was ready for commercial production and an increase in purchase of tools in response to our increased research and development activities in 2016, partially offset by a decrease in professional service expenses.

Our segment profit was NT$12,703.5 million (US$392.1 million) in 2016 compared to segment profit of NT$19,226.0 million in 2015. The decrease in segment profit in 2016 was primarily due to a decrease in the average selling price as a result of a soft market condition starting from the second half of 2015 continuing through the first half of 2016.

For the Years Ended December 31, 2015 and 2014

Net revenue from our display business segment decreased 13.3% to NT$333,392.3 million in 2015 from NT$384,335.2 million in 2014, primarily due to a decrease in the average selling price resulting from a decline in market prices and a decrease in sales volume of notebooks, monitors and TV panels.

The aggregate selling, administrative and research and development expenses in our display business segment decreased 17.7% to NT$20,498.1 million in 2015 from NT$24,909.6 million in 2014, primarily due to a decrease in selling and distribution expenses, resulting from a decrease in overall expenditures related to our marketing activities.

Our segment profit was NT$19,226.0 million in 2015 compared to segment profit of NT$24,422.5 million in 2014. The decrease in segment profit in 2015 was primarily due to a decline in panel prices resulting from less demand and macroeconomic fluctuations.

Solar business

For the Years Ended December 31, 2016 and 2015

Net revenue from our solar business segment decreased 10.0% to NT$24,262.3 million (US$748.8 million) in 2016 from NT$26,954.2 million in 2015. The decrease in solar segment revenue was primarily due to a decline in the selling prices of ingots, wafers and modules as a result of unfavorable market conditions for the solar industry in the second half of 2016.

Segment loss decreased to NT$365.1 million (US$11.3 million) in 2016 from NT$1,704.8 million in 2015, primarily due to a change of our product mix and the cessation of unprofitable polysilicon production starting from 2016.

For the Years Ended December 31, 2015 and 2014

Net revenue from our solar business segment increased 13.0% to NT$26,954.2 million in 2015 from NT$23,843.5 million in 2014. The increase in solar segment revenue was primarily due to the increase in sales of ingots, wafers and modules as a result of the improved market demand.

Segment loss decreased to NT$1,704.8 million in 2015 from NT$2,257.1 million in 2014. The decrease of the segment loss in 2015 was primarily due to the improvement of our cost structure as well as the enhancement of our product mix.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2016. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

The corporate income tax rate in ROC is 17% in 2014, 2015 and 2016 and our subsidiaries outside ROC are subject to their country’s juridical tax rate.

In the past, we had been granted exemptions from taxable income in Taiwan for construction and capacity expansions of production facilities according to the ROC Statute for Upgrading Industries. The exemption period may begin at any time within four to five years following the completion of a construction or expansion. However, given that the ROC Statute for Upgrading Industries expired at the end of 2009, such taxable income exemption, after specified period, may be subject to additional ROC Income Basic Tax Act (the “IBT Act”) taxes. Therefore, the Company may not use the granted exemptions.

Under regulations promulgated under the ROC Statute for Industrial Innovation, we are eligible to apply either (1) a one-time tax credit up to 15% of our research and development expenditures for that year or (2) a tax credit of 10% of our research and development expenditures for three consecutive years. Either of the aforesaid tax credits shall not exceed 30% of our corporate income tax payable for that year.

Pursuant to the IBT Act, when a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items such as certain exempt income tax under a tax incentives scheme and exempt capital gain or loss from securities and futures trading.

5.B.       Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to upgrade our technology and expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our growth plans including technology advancements, new capacity and advanced technology fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the selling prices of our products caused by oversupply in the market. The selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, including technology advancement, capacity expansion, working capital, matured debt repayment and any accelerated debt obligations arising from defaults that are not waived by the relevant creditors, we may need to rely on a combination of additional borrowings, equity or debt securities offerings or other forms of capital financing. Other than as described below in “Item 5. Operating and Financial Review and Prospects—Item 5.E—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2016, we had net current assets of NT$45,314.6 million (US$1,398.6 million) as our current assets of NT$163,346.2 million (US$5,041.6 million) exceeded our current liabilities of NT$118,031.6 million (US$3,643.0 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2016, we had cash and cash equivalents of NT$80,191.2 million (US$2,475.0 million). As of December 31, 2016, we had total short-term credit lines of NT$34,404.2 million (US$1,061.9 million), of which we had borrowed NT$526.7 million (US$16.3 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government bonds for short-term yield enhancement purposes. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2014, 2015 and 2016, we held government bonds with reverse repurchase agreements in amounts of NT$9,473.6 million, NT$1,295.1 million and NT$125.0 million (US$3.9 million), respectively; and these bonds yielded interest at rates ranging from 0.33% to 0.55%, 0.26% to 0.38% and at 0.22%, respectively.

As of December 31, 2016, we had outstanding long-term borrowings of approximately NT$124.7 billion (US$3.8 billion). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2016 ranged between 1.09% and 4.90% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see Note 19 to our consolidated financial statements for further information.

•	In January 2011, we entered into a NT$45.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. We fully repaid this credit facility in May 2016.

•	In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2016, NT$7.6 billion (US$234.5 million) was outstanding under this credit facility.

•	In October 2013, we entered into a NT$26.9 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our land, building, equipment and machinery. As of December 31, 2016, NT$23.7 billion (US$730.6 million) was outstanding under this credit facility.

•	In August 2014, our subsidiary AFPD entered into a US$110 million four-and-a-half-year syndicated credit facility, for which Standard Chartered Bank (Hong Kong) Limited, acted as agent bank, for the purpose of repaying AFPD’s existing loan and financing AFPD’s general corporate purposes. The agreement for this syndicated facility is guaranteed by us. Under the agreement, AFPD and we are required to maintain certain financial ratios. Following a request by us in January 2015 to reduce the amount of this credit facility, the syndicated banks cancelled US$9 million under this syndicated credit facility effective February 13, 2015. As of December 31, 2016, US$73.0 million was outstanding under this credit facility.

•	In September 2014, we entered into a NT$25.8 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2016, NT$25.8 billion (US$796.3 million) was outstanding under this credit facility.

•	In May 2015, our subsidiary AU Optronics (Kunshan) Co., Ltd. (“AUKS”) entered into an RMB3,985 million and US$326 million eight-year syndicated credit facility, for which the Bank of China (Suzhou) acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our 6-generation LTPS fab in Kunshan, PRC. The agreement for this syndicated facility is guaranteed by AUKS’s shareholders, Kunshan Economic & Technical Development Zone Assets Operation Co., Ltd. and us, in accordance with the shareholding percentages, respectively. Under the guarantee, we are required to maintain certain financial ratios. As of December 31, 2016, RMB4.6 billion (US$658.7 million) was outstanding under this credit facility.

•	In September 2015, we entered into a NT$37.5 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2016, NT$25.0 billion (US$771.6 million) was outstanding under this credit facility.

•	In February 2016, our subsidiary AUO Crystal Corp. entered into a NT$3.0 billion three-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of repaying AUO Crystal Corp.’s existing loan. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. As of December 31, 2016, NT$3.0 billion (US$92.6 million) was outstanding under this credit facility.

•	In November 2016, we entered into a NT$10.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2016, no amount had been drawn down under this credit facility.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings, including land, building, machinery and equipment was NT$79.1 billion (US$2.4 billion) as of December 31, 2016.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, leverage ratio, interest coverage ratio, tangible net worth and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations. See “Item 3. Key Information—3.D. Risk Factors-Risks Relating to Our Business—We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.”

Our principal sources of funds have been historically from long-term borrowings, the issuance of convertible and other debt securities as well as the issuance of equity securities. We believe that our existing cash, cash equivalents, short-term investments, expected cash flow from operations and borrowings under our existing and future credit facilities should be sufficient to meet our present capital expenditure, working capital, cash obligations under our existing debt and lease arrangements and other requirements. From time to time, we frequently need to raise additional capital for the needs of our business growth, including but not limited to, our investment in new capacity and new technologies to improve our economies of scale, reduce our production costs and enrich our product portfolio. However, we cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Financial Condition, Business and Industry— If capital resources required for our planned growth or development are not available, we may be unable to successfully implement our business strategy.”

Cash Flows

Net cash provided by operating activities was NT$63,392.7 million in 2014, NT$62,003.4 million in 2015 and NT$36,695.8 million (US$1,132.6 million) in 2016. The decrease in net cash provided by operating activities in 2016 compared to 2015 was primarily due to decreased cash collections from our ordinary business as a result of a decline in net revenue in 2016. The decrease in net cash provided by operating activities in 2015 compared to 2014 was primarily due to decreased cash collections from our ordinary business as a result of a decline in net revenue in 2015, partially offset by less cash outflow relating to our ordinary operations as a result of effective cost control.

Net cash used in investing activities were NT$13,106.8 million in 2014, NT$31,734.7 million in 2015 and NT$42,267.3 million (US$1,304.5 million) in 2016. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$16,971.0 million in 2014, NT$33,440.2 million in 2015 and NT$46,220.1 million (US$1,426.5 million) in 2016. These capital expenditures were primarily funded with net cash provided by operating activities and proceeds from long-term bank borrowings.

Net cash used in financing activities was NT$45,041.5 million in 2014, reflecting primarily in the repayment of long-term and short-term borrowings for NT$70,458.0 million and the purchase of convertible bonds payable for NT$5,978.9 million, partially offset by the proceeds from long-term borrowings for NT$32,956.8 million. Net cash used in financing activities was NT$34,277.0 million in 2015, reflecting primarily in the repayment of long-term borrowings for NT$50,849.7 million and the purchase of convertible bonds payable for NT$14,799.7 million, partially offset by the proceeds from long-term borrowings for NT$30,634.0 million. Net cash provided by financing activities was NT$10,721.2 million (US$330.9 million) in 2016, reflecting primarily in the proceeds from long-term borrowings for NT$61,799.6 million (US$1,907.4 million), partially offset by the repayment of long-term borrowings for NT$45,651.0 million (US$1,409.0 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of capital expenditures were invested in facilities located in Taiwan and the PRC.

We are sometimes required to prepay our purchases of equipment. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2014, 2015 and 2016, prepayments for purchases of equipment were NT$3,436.2 million, NT$16,332.9 million and NT$13,535.5 million (US$417.8 million), respectively.

Our capital expenditures paid in 2016 were approximately NT$46.2 billion (US$1.4 billion), primarily for the expansion at our 8.5-generation fab in Taiwan and the installation of our 6-generation LTPS fab in China. Our capital expenditures in 2017 are expected to be approximately NT$55.0 billion, which, depending on cash flow generated from our operations, the progress of our planned growth, and market conditions, may be adjusted later. Our capital expenditures in 2017 are planned to be used primarily for the subsequent payments in the 6-generation LTPS fab in Kunshan and the new capacity expansion at our 8.5-generation fab in Taiwan.

5.C.       Research and Development

We incurred research and development costs of NT$9,156.6 million, NT$8,903.8 million and NT$9,080.8 million (US$280.3 million) in 2014, 2015 and 2016, respectively, which represented approximately 2.2%, 2.5% and 2.7%, respectively, of our net revenue.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. In addition, we have several research and development teams to develop new and advanced display technologies, such as UHD 4K, curved display, OLED, wide color gamut, HDR, Bezel-less, and touch technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2016, we employed approximately 2,366 research and development engineers.

We established a dedicated flat panel research and development center, the AUO Technology Center, in 2002, which we believe is one of Taiwan’s largest optronics research and development centers. The research activities at the AUO Technology Center initially have been divided into several general areas, including advanced technology development in new liquid crystal materials, new system electronics, new backlight unit technologies, image and color processing, LTPS and new TFT devices. In addition to new product development and module processing, the AUO Technology Center also focuses on improving our current TFT-LCD panel product and manufacturing process technologies. In 2005, we expanded the AUO Technology Center to the Central Taiwan Science Park. In 2008, we established the Advance Research Center under the AUO Technology Research Center to focus on the development of new technologies and mid to long-term technologies.

In 2014, we announced and exhibited a series of new developments of advanced display technologies. For example, we showcased mobile device applications including 5.7-inch WQHD AMOLED panel, ultra-slim 1.63-inch in-cell touch AMOLED panels for use in wearable devices and 12.3-inch AHVA LCD (1920 x 720 pixel) panel technology, which was then the largest in size and highest in resolution for dashboards, and on-cell touch panel integrated touch solutions. We presented 43- to 85-inch UHD 4K curved LCD TV displays with wide color gamut of over 100% NTSC color saturation, and debuted 27- and 32-inch LCD panels, wide viewing angle AHVA technology and narrow bezel designs. Furthermore, we also initiated development of a new 35-inch 21:9 144 Hz Ultra Wide Curve (curvature 2000 mm) panel with wide viewing angle Advanced Multi-domain Vertical Alignment (“AMVA”) technology and narrow bezel designs to capture the gaming market and presented a new 27-inch WQHD 144Hz panel to capture the gaming market.

In 2015, we announced and exhibited a series of new developments of advanced display technologies. For example, we introduced the ALCD (Advanced LCD) TV panels incorporating numerous pioneering display technologies, including UHD 4K ultra high resolution, curved design, quantum dot wide color gamut and HDR technologies; this new product can provide true colors and images in exquisite details, and also create dazzling and breathtaking scenes. We showcased light and power-saving displays for wearable devices, including 1.3/2.6-inch transflective LCD, 1.5/1.6-inch square AMOLED displays employing a glass thinning method to trim panel thickness down to 0.45 mm and 4.3-inch Full HD ultra-thin LTPS display. The 1.4-inch full circle AMOLED display was honored as 2015 Society for Information Display (SID) Best in Show Award. In addition, we debuted slim UHD 4K ultra high resolution displays for smartphone, notebooks, oTP-Lite (on-cell) touch panel with wide color gamut and high contrast ratio to present colors in more precision which can meet the demand for professional graphic stylus. We also presented a complete series of ultra-high resolution car displays, including 12.3-inch LCD (2880 x 1080 pixel) with high resolution display for instrument cluster and 8/10.1-inch HD resolution LCD panels for center information display. In addition, the 8-inch WVGA LCD combines oTP and full lamination technologies to obtain low reflection and excellent touch performance. Furthermore, we developed a 55-inch Full HD super-narrow border panel for public information display TV wall application.

In 2016, we announced and exhibited a series of new developments of advanced display technologies, including but not limited to:

•	The brand-new 4 side bezel-less ALCD TV panels, which not only demonstrate the advanced technologies (4K/Curved/quantum dot wide color gamut /HDR) but also reflected a stylish and fashionable design where consumers can barely see the bezels.

•	The world first bezel-less 65-inch 8K4K (7680 x 4320 pixel) ultra-high resolution TV panel with curved display feature. In addition, high transmittance and quantum dot materials are adopted to achieve low power consumption and true color presentation.

•	A series of high-end products to capture the gaming market, including a 25-inch FHD (1920 x 1080 pixel) panel with 240Hz refresh rate, and a 27-inch UHD 4K panel with 144Hz refresh rate.

•	The 24.9-inch UHD 4K free-form curved car display in Consumer Electronics Show. The touch function is imbedded, and the free-form panel is more suitable for car application.

•	13.3-inch UHD 4K LTPS notebook panel at Touch Taiwan. LTPS panels have the advantages of the low power consumption, high resolution and slim border. The 331ppi UHD4K panel can fit into high-end customer product line. The panel left/right/up side border can be 2.0mm, and the power consumption is close to a current a-Si FHD panel.

•	High resolution AMOLED display technologies being applied to smartwatches and virtual reality (VR) devices. In terms of smartwatch applications, 1.5- and 1.6-inch high resolution square AMOLED displays and 1.2- and 1.4-inch full circle AMOLED displays were showcased. The ultra-narrow border, high resolution and power-saving full circle AMOLED displays apply a special cut and driver IC design to create a full circular display area. In terms of VR headset displays, we presented a 3.8-inch AMOLED display with high pixel density of 423 ppi. A set of two displays are designed together to offer a resolution as high as 2K (2160 x 1200 pixel) for both eyes. High color saturation, high contrast with ultimate black state performance, and fast response time altogether offer even smoother and more vivid images, which is expected to offer the most life-like immersive VR experience possible.

5.D.       Trend Information

For trend information, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.       Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2016, we had off-balance sheet outstanding letters of credit of US$5.2 million and JPY7,052.6 million.

5.F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2016, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term borrowings(1)	133,125.7	21,116.9	75,423.5	27,662.2	8,923.1
Operating lease obligations(2)	8,338.8	843.9	1,786.5	1,697.0	4,011.4
Purchase obligations(3)	20,056.9	20,056.9	-	-	-
Other obligations(4)	2,174.4	1,269.6	452.4	452.4	-
Total	163,695.8	43,287.3	77,662.4	29,811.6	12,934.5

______________

(1)	Includes estimated relevant interest payments in any given period in the future. See Note 19 to our consolidated financial statements for further information regarding interest rates.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)	Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs.

(4)	Includes certain settlement agreements regarding certain antitrust civil actions and certain alleged patent infringements with definitive payment terms as of December 31, 2016. See “Item 8. Financial Information—8.A.7. Litigation” for further information relating to certain antitrust civil actions.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$103.8 million (US$3.2 million) to our pension fund maintained with the Bank of Taiwan in 2017.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loan and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, leverage ratio, interest coverage ratio, tangible net worth and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. Please refer to “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” for further information about our major outstanding borrowings and loans.

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

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, one is the representative of Qisda and one is the representative of BenQ Foundation.

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale and business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, inspection of corporate records, verification of statements prepared by the board of directors, and giving reports at shareholders’ meetings. Each individual member of our audit committee is authorized to investigate our financial condition, represent us when a director is engaged in a sale, loan or other juristic acts with us for his own account or on behalf of another, call the shareholders meeting if the board of directors fails to do so, and give notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or our shareholder resolutions. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng and Yen-Shiang Shih.

Directors

Nine directors, including five independent directors, were elected at the 2016 Annual General Shareholders Meeting. The following table sets forth information regarding all of our directors as of February 28, 2017. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Shuang-Lang (Paul) Peng	59	Chairman and Chief Executive Officer	2019	7	• N/A
Kuen-Yao (K.Y.) Lee	65	Director	2019	21	• Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corp.
Kuo-Hsin (Michael) Tsai (representing BenQ Foundation)	53	Director, President and Chief Operating Officer	2019	1	• N/A
Peter Chen (representing Qisda) (1)	56	Director	2019	1

•      Director and President, Qisda Corp.

•      Director, Darfon Electronics Corp.

•      Director, BenQ Materials Corp.

•      Director, DFI Inc.

•      Chairman, BenQ Medical Technology Corporation

•      Chairman, Partner Tech Corp.

•      Director, Crystalvue Medical Corporation

Vivien Huey-Juan Hsieh	64	Independent Director	2019	13	• N/A
Mei-Yueh Ho	66	Independent Director	2019	7

•      Independent Director and member of Compensation Committee and Audit Committee, Bank of Kaohsiung, Ltd.

•      Independent Director and member of Compensation Committee and Audit Committee, KINPO Electronics Inc.

•      Independent Director and member of Audit Committee, Advanced Semiconductor Engineering, Inc.

•      Independent Director and member of Audit Committee, Ausnutria Dairy Corporation Ltd.

Ding-Yuan Yang	69	Independent Director	2019	7	• Chairman, UniSVR Global Information Technology Corp.
Chin-Bing (Philip) Peng	64	Independent Director	2019	4	• Director and President, iD SoftCapital • Director, ACER Incorporated • Director, Wistron NeWeb Corporation • Director, AOPEN Inc. • Director, Wistron Information Technology & Services Corp.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Yen-Shiang Shih	67	Independent Director	2019	1

•      Chair Professor, Chung Yuan Christian University

•      Council Minister and the Convener of the Group of Energy, Petroleum & Chemical, and Accouterments, Cross-Strait CEO Summit

•      Policy Advisor, Taiwan Electrical and Electronic Manufacturer’s Association

•      Chairman, Sustainable Circulation Economy Development Association

______________

(1)	For information regarding the transactions with Qisda, please review our related party transactions described in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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

Kuo-Hsin (Michael) Tsai. Mr. Tsai has been our director since 2016 and has been our President and Chief Operation Officer since November 1, 2015. Prior to his current position, Mr. Tsai was our Senior Vice President and the General Manager of our Video Solutions Business Group from 2013 to October 2015, the Vice President and the General Manager of Video Solutions Business Group from 2011 to 2012, the head of our Information Technology Business Group from 2008 to 2011, Senior Associate Vice President of our IT Display Manufacturing team from 2007 to 2008, and Associate Vice President of our Procurement Division during 2005 to 2006. Mr. Tsai also worked in various divisions including Material Management and Procurement, and was also the Director of the Suzhou module plant from 2002 to 2005. Mr. Tsai holds a Bachelor’s degree in Business Management from National Cheng Kung University and an Executive MBA degree from National Chiao Tung University in Taiwan in 2010.

Peter Chen. Mr. Chen has been a director of our company since June 2016 and has been the President of Qisda Corp. since January 1, 2014. Prior to his current position, Mr. Chen was Executive Vice President of Technology Product Center of BenQ Corp. from September 2007 to December 2013. Mr. Chen received his Bachelor’s degree in Electrical Engineering from the National Cheng Kung University in Taiwan in 1985 and his EMBA from the Thunderbird American Graduate School in the United States in 2001.

Vivien Huey-Juan Hsieh. Dr. Hsieh has been our director since 2004. Dr. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas in the United States.

Mei-Yueh Ho. Ms. Ho has been our director since 2010. Ms. Ho served as Minister of the Ministry of Economic Affairs, ROC from 2004 to 2006. She was also Council Minister of the Council for Economic Planning and Development, ROC from 2007 to 2008. Ms. Ho received her Bachelor’s degree in Agricultural Chemistry from the National Taiwan University in Taiwan in 1973.

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

Chin-Bing (Philip) Peng. Mr. Peng has been a director of our company since 2013. Mr. Peng is also Director and President of iD SoftCapital Inc. Mr. Peng served as Senior Vice President and Chief Financial Officer of ACER Incorporated from 2001 to 2004. Mr. Peng received his Master’s degree in Business Administration from National ChengChi University in 1980.

Yen-Shiang Shih. Dr. Shih has been a director of our company since 2016. Dr. Shih is a Chair Professor of Business Management at Chung Yuan Christian University. Dr. Shih was Chairman of Sinotech Engineering Consultants Inc. from 2014 to 2016 and served as Minister of Economic Affairs, Chairman of CPC Corporation, Director General of the Taiwan Tobacco & Wine Bureau, Director General of the Industrial Development Bureau, Director General of the Small and Medium Enterprise Administration and in other posts from 1986 to 2013. Dr. Shih was a professor at National Taiwan University of Science and Technology from 1979 to 1986. Dr. Shih received his bachelor’s degree from National Taiwan University and his Ph.D. degree from the Massachusetts Institute of Technology in the United States.

Senior Management

The following table sets forth information regarding key executives as of February 28, 2017.

Name	Age	Position	Years with Us
Shuang-Lang (Paul) Peng	59	Chairman and Chief Executive Officer	21
Kuo-Hsin (Michael) Tsai	53	President and Chief Operation Officer	19
Wei-Lung Liau	46	General Manager of the Video Solutions Business Group	18
Hong-Shiung (Sean) Chen	48	General Manager of the Mobile Solutions Business Group	18
Benjamin Tseng	49	Chief Financial Officer	8

Shuang-Lang (Paul) Peng. See “—Directors.”

Kuo-Hsin (Michael) Tsai. See “—Directors.”

Wei-Lung Liau. Mr. Liau has been the General Manager of our Video Solutions Business Group since November 1, 2015. Prior to his current position, Mr. Liau was Vice President of our Video Solutions Technology Unit from 2013 to October 2015, Associate Vice President of our Video Solution Technology Development Center from 2012 to 2013, Associate Vice President of our Advanced Technology Research Center from 2010 to 2012 and the head of the LCD Technology Division from 2005 to 2010. Mr. Liau also worked in various divisions including Engineering and Manufacturing. Mr. Liau received his Bachelor’s and Master’s degrees in Applied Chemistry from National Chiao Tung University in Taiwan in 1994 and 1996, respectively.

Hong-Shiung (Sean) Chen. Mr. Chen has been the General Manager of our Mobile Solutions Business Group since November 1, 2015. Prior to his current position, Mr. Chen was the Senior Associate Vice President of our Mobile Solutions Business Group from 2014 to October 2015, Associate Vice President of our Video Solutions Product Business Unit from 2011 to 2014, Associate Vice President of our IT Display Product Business Unit from 2010 to 2011, Director of our IT display product marketing unit from 2008 to 2010 and Director of the Suzhou module plant from 2003 to 2008. Mr. Chen received his Bachelor’s degree in Mechanical and Electro-Mechanical Engineering from Tamkang University in Taiwan in 1991. He also received a dual Master’s degree in Operation Research and Industrial Engineering and in Mechanical Engineering from Cornell University in the United States in 1997.

Benjamin Tseng. Mr. Tseng has been our Chief Financial Officer since November 1, 2015. Prior to his current position, Mr. Tseng was the Financial Associate Vice President of our Finance Center in China from 2011 to October 2015 and Director of our Finance Management Division from 2008 to 2011. Prior to joining AUO in 2008, Mr. Tseng served as the Director of Corporate Development at Coretronic Corporation from 2006 to 2008, and as Vice President in the Corporate Clients Department of ABN AMRO Bank from 1995 to 2006. Mr. Tseng received his Bachelor’s degree in Business Administration from Huntington College in the United States in 1993, and obtained his Master’s degree in Business Administration from the University of Rochester in the United States in 1995.

6.B.       Compensation

The aggregate compensation paid or payable to the directors and executives for their services rendered in 2016 was approximately NT$324.8 million (US$10.0 million). According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to the distribution of compensation to our directors for the year 2015, where we have a profit before tax for each fiscal year, we shall first reserve a certain amount of the profit to recover the loss for preceding years, and then distribute no more than 1% of the remaining profit to our directors as remuneration. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends and Distributions.”

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on years of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at a certain percentage of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning on July 1, 2005, pursuant to the ROC Labor Pension Act, we are required to make a monthly contribution for employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employees’ monthly salaries or wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. The total pension cost for our executives for the year ended December 31, 2016 was NT$1.9 million (US$0.06 million). Our directors did not receive any pension as part of their remuneration.

Our company, AU Optronics Corp., currently does not have any stock option plans.

6.C.       Board Practices

General

For a discussion of the term of office of the board of directors, see “—6.A. Directors and Senior Management.” No benefits are payable to members of the board or the executives upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng and Yen-Shiang Shih. Vivien Huey-Juan Hsieh is financially literate and has accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted an Audit Committee Charter for the audit committee.

Remuneration Committee

Our board of directors established a remuneration committee in August 2011. The remuneration committee’s duties and powers include, but are not limited to, matters relating to the compensation of the members of our board of directors and senior management. The members of the remuneration committee are appointed by the board of directors. They currently are Chin-Bing (Philip) Peng, Ding-Yuan Yang and Vivien Huey-Juan Hsieh. The remuneration committee must meet at least twice each year and may meet as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted a Remuneration Committee Charter for the remuneration committee.

6.D.       Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2014, 2015 and 2016.

	As of December 31,
Function	2014	2015		2016
Production	53,289	45,846		43,831
Technical(1)	9,277	9,331		8,992
Sales and marketing	958	938		898
Management and administration	4,309	3,968		3,858
Total	67,833	60,083	(2)	57,579

______________

(1)	Includes research and development personnel.

(2)	The decrease in the number of our employees in 2015 compared to that of 2014 is mainly due to less manpower demand resulting from a change in our product mix.

The following table provides a breakdown of our employees by geographic location as of December 31, 2014, 2015 and 2016. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information about our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2014	2015	2016
Taiwan	24,155	24,996	25,227
PRC	41,474	32,753	30,125
Others	2,204	2,334	2,227
Total	67,833	60,083	57,579

Employee salaries are reviewed and adjusted annually. Salaries are reviewed primarily based upon market survey, inflation, individual performance, company profit and its affordable capability. In order to motivate and encourage employees, incentives consisting of a performance bonus and profit sharing are created and granted to employees according to the company’s performance.

According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, provided that where we have a profit before tax for each fiscal year, we shall first recover the loss for preceding years, if any, and then distribute no less than 5% of the remaining profit to employees as remuneration. Employees are entitled to receive remuneration in the form of stock, cash or a combination of stock and cash to be determined by our board of directors. Prior to January 1, 2008, the amount allocated in shares is subject to the resolution of the shareholders’ meeting and determined by valuing the shares at their par value, or NT$10.00 per share. Effective on January 1, 2008, the amount allocated in shares is determined by valuing the shares at the closing price on the last trading day before the date of the shareholders’ meeting. Effective on January 30, 2016, the amount allocated in shares to employees is determined by valuing the shares at the closing price on the last trading day before the date of the board meeting. In addition, ROC law generally requires that our employees be given a preemptive right to subscribe for between 10% and 15% of any of our share offerings.

The distribution rule of profit sharing to our employees is based upon his/her position, individual performance, job grade and service seniority for that year.

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

We do not employ a significant number of temporary employees.

6.E.       Share Ownership

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and key executives as of February 28, 2017. Share ownership information will include the common shares held by the legal entities represented by our directors and key executives.

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer	4,700,509 (1)	*
Kuen-Yao (K.Y.) Lee, Director	11,727,466 (2)	*
Kuo-Hsin (Michael) Tsai, Director** and President & Chief Operation Officer	2,225,660 (3)	*
Peter Chen, Director***	663,741,525 (4)	6.9%
Vivien Huey-Juan Hsieh, Independent Director	－	－
Mei-Yueh Ho, Independent Director	－	－
Ding-Yuan Yang, Independent Director	－	－

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Chin-Bing (Philip) Peng, Independent Director	96,670	*
Yen-Shiang Shih, Independent Director	－	－
Wei-Lung Liau, General Manager of the Video Solutions Business Group	723,483	*
Hong-Shiung (Sean) Chen, General Manager of the Mobile Solutions Business Group	496,928	*
Benjamin Tseng, Chief Financial Officer	190,403	*

______________

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.
**	Representative of BenQ Foundation.

***	Representative of Qisda.

(1)	Including 4,288,730 shares directly held and 411,779 shares beneficially owned by spouse and minor children.

(2)	Including 10,512,153 shares directly held and 1,215,313 shares beneficially owned through spouse and minor children.

(3)	Including 1,016,061 shares directly held and 1,109,599 shares beneficially owned through spouse and minor children. 100,000 shares beneficially owned as a representative of BenQ Foundation.

(4)	Including 0 shares directly held and 142,905 shares beneficially owned through spouse and minor children. 663,598,620 shares beneficially owned as a representative of Qisda. 421,115,000 shares beneficially owned were pledged and 89,315,690 pledged shares have no voting rights under the ROC Company Act.

As of February 28, 2017, none of our directors or key executives held any employee stock options from our company, AU Optronics Corp. None of our directors or key executives has voting rights different from those of other shareholders.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.       Major Shareholders

Qisda is one of our major shareholders. In September 2007, BenQ Corporation completed its reorganization to separate its branded and manufacturing businesses. After the reorganization, BenQ Corporation was renamed Qisda, and its subsidiary BenQ Asia Pacific became known as the BenQ Corporation. As of February 28, 2017, Qisda beneficially owned 6.9% of our outstanding shares. As of February 28, 2017, one of our nine directors is a representative of Qisda.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2017 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620	(1)	6.9%	6.9%
All directors as a group(2)	682,491,830		7.1%	7.1%

______________

(1)	As of February 28, 2017, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.9% of the outstanding shares. Of the 663,598,620 common shares directly owned by Qisda, 574,282,930 shares have sole voting power and 89,315,690 shares have no voting rights pursuant to the ROC Company Act. All 663,598,620 common shares directly owned by Qisda have sole dispositive power.

(2)	Calculated as the sum of (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in his or her personal capacity. This information is as of February 28, 2017.

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

We are not currently aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of February 28, 2017, approximately 9,624.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 28, 2017, approximately 74.4 million ADSs representing 743.6 million common shares were held of record by Cede & Co. and 11 other registered shareholders domiciled in and outside of the United States.

7.B.       Related Party Transactions

We have not extended any loans or credit to any of our directors or executives, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for such person to provide services not within such person’s capacity as a director or executive of the company.

We have, from time to time, purchased raw materials and components and sold our products to our affiliated companies. We believe that these transactions with related parties have been conducted on arms’-length terms.

The following table sets forth a summary of our material transactions with related parties in 2016. Please also see Note 36 to our consolidated financial statements for further information.

	Net Revenue				Accounts Receivables
	For the Year Ended December 31,				As of December 31,
	2014	2015	2016		2015	2016
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	18,187.6	8,745.7	554.9	17.1	37.2	58.7	1.8
Joint Ventures	4,484.1	5,453.1	4,105.4	126.7	435.0	-	-
Others(1)	-	6,005.2	12,767.1	394.1	2,020.3	2,474.5	76.4
	22,671.7	20,204.0	17,427.4	537.9	2,492.5	2,533.2	78.2

	Net Purchases				Notes and Accounts Payables
	For the Year Ended December 31,				As of December 31,
	2014	2015	2016		2015	2016
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	42,772.4	19,563.6	9,886.5	305.1	4,089.4	3,734.9	115.3
Joint Ventures	2,854.7	4,786.3	3,754.4	115.9	373.2	-	-
Others(1)	-	10,587.1	18,317.4	565.4	4,863.6	5,088.2	157.0
	45,627.1	34,937.0	31,958.3	986.4	9,326.2	8,823.1	272.3

______________

(1)	Qisda ceased to be an associate of us in May 2015. However, Qisda and its subsidiaries are still related parties of us, and amounts for the related transactions between Qisda and its subsidiaries and us starting from June 2015 are set forth in the “Others” category above.

Our major related party transactions were conducted with the following companies in 2016:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2016. We sold panels for monitors and television sets to BenQ.

•	AUO SunPower Sdn. Bhd. (“AUSP”)

AUSP was a joint venture by SunPower Corporation and AU Optronics Corp. prior to September 2016. We sold solar wafers to AUSP and purchased polysilicon and solar cells from AUSP. In September 2016, we disposed all shareholdings in AUSP to SunPower Technology, Ltd., and AUSP is no longer a related party of us starting from October 2016.

•	Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ is a subsidiary of Qisda as of December 31, 2016. We sold panels for monitors to QCSZ.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2016. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 9.54% of Qisda as of December 31, 2016. Qisda provides module-assembly services to us.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 17.91% of Raydium as of December 31, 2016. We purchased driver ICs from Raydium.

7.C.       Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A.       Consolidated Statements and Other Financial Information

8.A.1.       See Item 18 for our audited consolidated financial statements and pages F-1 through F-96.

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

8.A.7.       Litigation

Investigation for Alleged Violation of Antitrust and Competition Laws

We and certain of our subsidiaries, along with various competitors in the TFT-LCD industry, were under investigation for alleged violation of antitrust and competition laws of certain jurisdictions in the past. Since December 2006, we and certain of our overseas subsidiaries had become involved in antitrust investigations, including but not limited to by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”), and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is a non-exclusive list of the material antitrust proceedings against us.

United States

In June 2010, we, AUUS and certain of our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, the jury delivered a guilty verdict against us and AUUS. On September 21, 2012, the Northern California Court imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. The US$500 million fine was fully paid by us in September 2015. The Northern California Court also placed us and AUUS on probation for three years, ordered us and AUUS to publish the conviction and fine in three major trade publications in the U.S., as well as assigned a monitor and required us to adopt an effective antitrust compliance program. The probationary period and monitorship ended in December 2016.

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

Antitrust Civil Actions Lawsuits in the United States and other Jurisdictions

There were also over 100 civil lawsuits filed against us and/or AUUS in the United States and Canada alleging, among other things, antitrust violations. We and AUUS have reached settlement agreements with the relevant plaintiffs, including a settlement with the state of Illinois in April 2016 and a settlement with the Costco Wholesale Corporation in September 2016.

In addition to the above cases in the United States and Canada, a lawsuit was filed by certain consumers in Israel against certain LCD manufacturers, including us, in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues, including whether the lawsuit was properly served. In March 2016, the Israeli Court issued an order stating that the case may proceed in Israel. We and other defendants appealed the Israeli Court’s decision. The Israeli Court ordered that except the appellate proceedings, all the other court proceedings be stayed. The first-level appellate court heard the appeal in December 2016. In December 2016, the Israeli Court overturned the original decision and revoked the permission for this case to be served outside of Israeli jurisdiction. The decision of the Israeli Court is appealable but subject to the permission of the Supreme Court. Our management is reviewing the merits of this matter on an on-going basis.

We will make certain provisions with respect to some, but not all, civil lawsuits as the management deems appropriate. See Note 38 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will reassess the adequacy and reasonableness of the said provisions and make adjustments as we deem necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Other Litigation

In July and August of 2014, SunPower Technology, Ltd. (“SPTL”), we and AU Optronics Singapore Pte. Ltd. submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. The arbitration was amicably settled by the parties in September 2016.

On February 22, 2017, one of our subsidiaries in the PRC received an administrative complaint filed by a competitor alleging that our subsidiary infringes two PRC patents, and the complaint requests that our subsidiary cease the alleged infringing act. Based on our initial investigation, we believe that our subsidiary does not infringe the two PRC patents as alleged, and further that the two PRC patents appear to be invalid. In response to such administrative complaint, our subsidiary has filed a request to invalidate the two PRC patents accordingly. While our subsidiary intends to defend against the complaint vigorously, the ultimate outcome of this matter is uncertain and will depend on further proceedings, and the amount of possible loss, if any, is currently not estimable. Our management is reviewing the merits of this matter on an on-going basis.

In addition to the matters described above, we and/or our subsidiaries are also a party to other litigations or proceedings that arise during our or their ordinary course of business. Except as mentioned above, we and/or our subsidiaries are not involved in any material litigation or proceeding which could be expected to have a material adverse effect on our business or results of operations.

Proceedings Related to Our Directors and Senior Management

None.

Environmental Proceedings

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third-phase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the Environmental Protection Administration of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second-phase environmental impact assessment for the Project continues to proceed. Primarily in light of the settlement and the relevant approvals issued by the government to us and based on the principle under the Administrative law of protection of reliance, currently we do not believe that this event will have a material adverse effect on our operations. We will continue to monitor if there will be any material adverse effect on our operations as the event develops.

8.A.8.       Dividends and Dividend Policy

On June 2, 2015, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.50 per share for the year ended December 31, 2014. On June 16, 2016, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.35 per share for the year ended December 31, 2015. On March 22, 2017, our board of directors passed a resolution to distribute a cash dividend of NT$0.56 per share for the year ended December 31, 2016, which is subject to the resolution of our annual shareholders’ meeting to be held in June 2017 for the year ended December 31, 2016.

Our Articles of Incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Act to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to distribution of dividends for the year 2015, provided that where we have a profit before tax for each fiscal year, we shall first recover the loss for preceding years, if any, and then distribute no less than 5% and no more than 1% of the remaining profit to our employees and directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated legal reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated and unappropriated retained earnings can be distributed after the distribution plan proposed by the Board and approved by the shareholders’ meeting.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Act to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve that exceeds 25% of our paid-in capital may be distributed. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends and Distribution.” For information about ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends.”

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Common Share		Average Daily Trading	Closing Price per ADS		Average Daily Trading
	High	Low	Volume	High	Low	Volume
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
2012	17.40	8.21	77,985.9	5.89	2.74	1,190.7
2013	14.00	8.44	81,594.3	4.89	2.82	1,146.2
2014	16.55	8.80	74,525.9	5.42	2.73	480.1
2015	18.90	8.11	76,047.5	6.01	2.40	1,870.4
First Quarter	18.90	15.05	95,463.4	6.01	4.66	2,417.1
Second Quarter	17.10	13.25	73,012.0	5.74	4.33	1,486.5
Third Quarter	14.00	8.60	81,948.7	4.47	2.66	1,929.5
Fourth Quarter	10.45	8.11	56,747.7	3.26	2.40	1,668.2
2016	13.60	8.26	67,023.1	4.38	2.44	745.5
First Quarter	10.05	8.26	70,336.6	3.06	2.44	713.8
Second Quarter	10.95	8.41	51,948.5	3.49	2.49	548.5
Third Quarter	13.60	10.90	90,285.4	4.38	3.37	1,061.9
Fourth Quarter	13.10	11.35	55,904.9	4.18	3.46	654.9
October	13.10	11.60	78,852.8	4.18	3.61	658.8
November	12.25	11.35	50,783.6	3.91	3.48	553.2
December	12.10	11.35	40,164.4	3.80	3.46	752.8
2017 (through March 13, 2017)	13.40	11.75	76,173.8	4.29	3.63	1,097.1
January	13.05	11.95	66,809.9	4.21	3.63	611.2
February	13.40	11.75	95,192.1	4.29	3.65	1,519.6
March (through March 13, 2017)	12.20	11.85	54,783.8	3.94	3.75	1,331.9

_______________

(1)	Each ADS represents 10 common shares.

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

10.B.       Memorandum and Articles of Association

On June 16, 2016, our shareholders approved the nineteenth amendment to our Articles of Incorporation, a copy of which is filed as Exhibit 1.1 hereto.

The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by ROC law and our Articles of Incorporation.

Objects and Purpose

The scope of our business as set forth in Article 2 of our Articles of Incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, organic light emitting diodes and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, solar cell, modules, and related systems and services, new green energy related systems and services, original design manufacturing and original equipment manufacturing business for flat panel display modules, the simultaneous operation of a trade business relating to our business and the simultaneous operation of metals, Refuse Derived Fuel and chemical products from our manufacturing recycle processes.

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

In addition, pursuant to the ROC Securities Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, inspection of corporate records, verification of statements prepared by the board of directors, and giving reports at shareholders’ meetings. Each individual member of our audit committee is authorized to investigate our financial condition, represent us when a director is engaged in a sale, loan or other juristic acts with us for his own account or on behalf of another, call the shareholders meeting if the board of directors fails to do so, and give notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all of our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng and Yen-Shiang Shih.

Pursuant to the ROC Company Act, the election of our directors is conducted by means of cumulative voting. The most recent election for all of the directors was held on June 16, 2016. We have adopted a candidate nomination system for the election of directors.

Pursuant to the ROC Company Act, a person may serve as a director in his or her personal capacity or as the representative of another legal entity. A legal entity that owns our shares may be elected as a director, in which case a natural person must be designated to act as the legal entity’s representative. In the event several representatives are designated by the same legal entity, any or all of them may be elected. A natural person who serves as the representative of a legal entity as a director may be removed or replaced at any time at the discretion of such legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Currently, two of our directors are the representatives of the entities as shown in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Directors.”

The present members of the board of directors took office on June 16, 2016.

Shares

As of February 28, 2017, our authorized share capital was NT$120 billion, divided into 12 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued.

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs and Our Trading Market—Our equity holders may experience dilution if we issue remunerations in the form of stock and stock options to employees or sell additional equity or equity-linked securities.”

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

Shareholders’ Meetings

We are required to hold an annual general shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one written proposal for discussion at our annual general shareholders’ meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any member of our audit committee may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual general shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

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

However, in the case of a public company such as our company, a special resolution may be adopted by holders of at least two thirds of the shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding shares are present.

Voting Rights

According to the ROC Company Act, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or a “Controlled Entity,” or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital, cannot be voted. There is cumulative voting for the election of directors. In all other matters, shareholders must cast all their votes the same way on any resolution provided that shareholders holding shares on behalf of others are permitted to split votes when exercising voting rights. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

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

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. At the shareholders’ annual general meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of shares or as a combination of cash and shares. Our Articles of Incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, provided that where we have a profit before tax for each fiscal year, we shall first recover the loss for the preceding years, if any, and then distribute no less than 5% of the remaining profit for distribution to employees as remuneration and no more than 1% of the remaining profit for distribution to directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated but unappropriated retained earnings can be distributed after the distribution plan proposed by the Board and approved by the shareholders’ meeting.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Act to make distributions to our shareholders based on Taiwan IFRS financials for ROC reporting purposes in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed.

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

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two thirds of our directors present, purchase our shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the FSC, for the following purposes:

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taishin International Bank, Stock Affairs Department, Bl, No. 96, Jianguo N. Rd, Sec. 1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York 10013, USA; telephone number: 1-877-248-4237.

10.C.       Material Contracts

Certain material contracts are discussed under Item 4.B and Item 5.B above where relevant.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on dividends distributed to non-resident shareholders, and consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%.

Capital Gains

Starting from January 1, 2016, capital gains realized from sale or disposition of shares (including shares that were withdrawn from depositary receipt facilities) are exempt from ROC income tax under Article 4-1 of the ROC Income Tax Act. Sales of ADSs by non-ROC resident holders (as opposed to sale of our common shares) are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

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

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Act are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax. Effective from January 1, 2016, the amended ROC Income Tax Act abolished the ROC income tax on capital gains from sale or disposition of shares. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at the rate of 20% regardless of whether the non-ROC resident is an individual or an entity.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Act, since January 1, 1998, if retained earnings of the current year are not distributed by the company in the next fiscal year, an additional retained earnings tax will be levied at the rate of 10% on such retained earnings. The 10% retained earnings tax may be credited against the dividend withholding tax once the company distributes dividends from the corresponding retained earnings in subsequent years. According to Article 73-2 of the ROC Income Tax Act, from taxable year 2015, only 50% retained earning tax paid can be credited against the dividend withholding tax on dividends distributed to non-resident shareholders.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

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

This discussion assumes that we were not a passive foreign investment company for our 2016 taxable year, as discussed below.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in your ADSs or shares and then as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (which may be reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations—Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income if the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2016 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

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

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations—Dividends.” Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. U.S. holders should consult their tax advisors with respect to the creditability of any such ROC tax. The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old ADSs or shares with respect to which the new shares were distributed between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2016 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

If we are a PFIC for any taxable year during which you own our shares or ADSs, you will generally be required to file IRS Form 8621 with your annual U.S. federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals or entities closely held by individuals may be required to report information relating to securities of non-U.S. companies, or accounts through which they are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of shares or ADSs.

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

As of December 31, 2016, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$358.4 million and JPY24,073.3 million (US$206.1 million), respectively. We also had certificates of deposit denominated in U.S. dollars, Renminbi and Japanese yen in the amount of US$615.4 million, RMB2,924.6 million (US$421.2 million) and JPY4,000.0 million (US$34.3 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,430.4 million as of December 31, 2016, which represents 95.8% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,358.6 million and JPY27,427.0 million (US$234.9 million), respectively, relating to our overseas vendors.

As of December 31, 2015, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$609.4 million and JPY37,757.2 million, respectively. We also had certificates of deposit denominated in U.S. dollars, Renminbi and Japanese yen in the amount of US$167.7 million, RMB3,336.5 million and JPY16,500.3 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,016.8 million as of December 31, 2015, which represents 96.5% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,377.8 million and JPY28,246.4 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on long-term borrowings and exchange rate movements on foreign currency-denominated cash and cash equivalents, accounts receivables, borrowings, convertible bonds and accounts payables. The fair value of forward exchange contracts has been determined by our internal evaluation model, and the fair value of interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

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

As of December 31, 2016, we had six outstanding interest rate swap agreements with five major international financial institutions, having a total notional principal amount of NT$1,760.0 million (US$54.3 million). As of December 31, 2015, we had six outstanding interest rate swap agreements with five major international financial institutions, having a total notional principal amount of NT$3,040.0 million.

The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2016 and 2015, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date							Fair Value at December 31,
	2017	2018	2019	2020	2021	Thereafter	Total	2016
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	615,446	–	–	–	–	–	615,446	615,446
Average interest rate	0.395%	–	–	–	–	–	0.395%	–
Fixed rate (NT$)	3,150,000	–	–	–	–	–	3,150,000	3,150,000
Average interest rate	0.005%	–	–	–	–	–	0.005%	–
Fixed rate (JPY)	4,000,000	–	–	–	–	–	4,000,000	4,000,000
Average interest rate	0.300%	–	–	–	–	–	0.300%	–
Fixed rate (CNY)	2,924,560	–	–	–	–	–	2,924,560	2,924,560
Average interest rate	0.645%	–	–	–	–	–	0.645%	–
Long-term Loans:
Variable rate (NT$)	18,074,627	29,504,743	43,957,398	14,831,279	9,891,005	8,486,557	124,745,609	124,745,609
Average interest rate	2.398%	2.697%	3.119%	3.956%	4.550%	5.438%	2.953%	–
Interest Rate Swaps (1)
Variable to fixed (NT$)	1,760,000	–	–	–	–	–	1,760,000	(3,540)
Pay rate	1.090%	–	–	–	–	–	1.090%	–

_______________

(1)	Three months fixing rate of Taipei Interbank Offered Rate settled quarterly (0.65922% on December 30, 2016).

	Expected Maturity Date							Fair Value at December 31,
	2016	2017	2018	2019	2020	Thereafter	Total	2015
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	217,490	–	–	–	–	–	217,490	217,490
Average interest rate	0.754%	–	–	–	–	–	0.754%	–
Fixed rate (NT$)	1,480,300	–	–	–	–	–	1,480,300	1,480,300
Average interest rate	0.575%	–	–	–	–	–	0.575%	–
Fixed rate (JPY)	16,500,253	–	–	–	–	–	16,500,253	16,500,253
Average interest rate	0.257%	–	–	–	–	–	0.257%	–
Fixed rate (CNY)	4,976,055	–	–	–	–	–	4,976,055	4,976,055
Average interest rate	1.929%	–	–	–	–	–	1,929%	–
Fixed Rate (CZK)	80,000	–	–	–	–	–	80,000	80,000
Average interest rate	0.045%	–	–	–	–	–	0.045%	–
Long-term Loans:
Variable rate (NT$)	39,107,738	23,210,807	26,000,271	15,376,488	4,429,764	89,291	108,214,359	108,214,359
Average interest rate	1.837%	2.063%	2.273%	2.593%	2.635%	5.767%	2.059%	–
Interest Rate Swaps (1)
Variable to fixed (NT$)	1,280,000	1,760,000	–	–	–	–	3,040,000	(10,739)
Pay rate	1.090%	1.090%	–	–	–	–	1.090%	–

_______________

(1)	Three months fixing rate of Taipei Interbank Offered Rate settled quarterly (0.75244% on December 31, 2015).

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the Japanese yen, the U.S. dollar and the Renminbi. We enter into short-term foreign currency forward contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities, and firm commitments for the purchase of raw materials and components and capital expenditures denominated in U.S. dollars, Japanese Yen and Renminbi. The purpose of entering into these hedges is to minimize the impact of foreign currency fluctuations on the results of operations. Gains and losses on foreign currency contracts and foreign currency denominated assets and liabilities are accrued in the period of the exchange rate changes on a monthly basis. The terms of the contracts are typically less than one year.

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2016 and 2015:

December 31, 2016
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR90,000
Average contractual exchange rate	JPY118.82 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,190
Average contractual exchange rate	CZK26.89 per EUR
Contracts to sell EUR/Buy NT$
Aggregate contract amount	EUR5,000
Average contractual exchange rate	NT$34.39 per EUR
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR41,000
Average contractual exchange rate	US$1.08 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$1,474,085
Average contractual exchange rate	JPY3.66 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$126,730
Average contractual exchange rate	JPY109.37 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$96,000
Average contractual exchange rate	CNY6.90 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$741
Average contractual exchange rate	MYR4.45 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$711,000
Average contractual exchange rate	NT$31.91 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$170,157
Average contractual exchange rate	SGD1.44 per US$
Contracts to sell JPY/Buy NT$
Aggregate contract amount	JPY50,000
Average contractual exchange rate	NT$0.27 per JPY
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY359,763
Average contractual exchange rate	US$0.15 per CNY
Contracts to sell CNY/Buy JPY
Aggregate contract amount	CNY588,583
Average contractual exchange rate	JPY15.41 per CNY
Fair value of all forward contracts(1)	NT$(831,329)

_______________

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

December 31, 2015
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR65,000
Average contractual exchange rate	JPY131.98 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,000
Average contractual exchange rate	CZK27.05 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$3,484,954
Average contractual exchange rate	JPY3.72 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$289,645
Average contractual exchange rate	JPY121.90 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$308,700
Average contractual exchange rate	CNY6.44 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$496
Average contractual exchange rate	MYR4.30 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$203,000
Average contractual exchange rate	NT$32.52 per US$
Contracts to sell JPY/Buy NT$
Aggregate contract amount	JPY51,000,000
Average contractual exchange rate	NT$0.27 per JPY
Contracts to sell NT$/Buy US$
Aggregate contract amount	NT$101,300
Average contractual exchange rate	US$0.03 per NT$
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR47,000
Average contractual exchange rate	US$1.09 per EUR
Fair value of all forward contracts(1)	NT$(339,469)

_______________

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.       Debt Securities

Not applicable.

12.B.       Warrants and Rights

Not applicable.

12.C.       Other Securities

Not applicable.

12.D.       American Depositary Shares

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

Service	Fees
(1) Issuance of ADSs	Up to US$0.05 per ADS issued
(2) Cancellation of ADSs	Up to US$0.05 per ADSs cancelled
(3) Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADSs held
(4) Distributions of ADSs pursuant to stock dividends, free stock distributions or other exercises of rights	Up to US$0.05 per ADSs held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADSs held

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

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may offset the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Payment received by us

In 2016, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$49,057.42
Reimbursement of ADR holders identification expenses	US$22,061.35
Reimbursement to Issuer	US$344,958.11
Tax Payment to the IRS	US$178,211.52
Total	US$594,288.40

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2016.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2016, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

We have audited the internal control over financial reporting of AU Optronics Corp. and subsidiaries (“the Company”) as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 22, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hsinchu, Taiwan (Republic of China)
March 22, 2017

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.   [RESERVED]

16.A.       Audit Committee Financial Expert

Our board of directors has determined that Vivien Huey-Juan Hsieh is an audit committee financial expert and is independent as defined under NYSE Section 303A.02. Ms. Hsieh received a Ph.D. in Finance and has acquired financial expertise through her role as a supervisor at a company where her responsibilities include examining the business and financial condition of the company and supervising certified public accountants in their examination of the same.

16.B.       Code of Ethics

We have adopted a code of ethical conduct, which applies to directors and senior management. Our code of ethics covers the specific ethical operating method and the schemes to prevent unethical conduct, such as operation procedures, conduct guide, educational training, etc. Besides, our code of ethics contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws, money laundering prevention, personal information protection) and encouraging the reporting of any illegal or unethical behavior, as well as compliance standards and procedures that will facilitate the operation of the code and ensure the prompt and consistent action against violations of the code. We will address violations of the code of ethical conduct. A copy of our Codes of Ethical Conduct for Directors and Senior Management is available on our website at http://www.auo.com/?sn=1418&lang=en-US.

16.C.       Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of KPMG’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit- related services, tax services and other services, as described below. The audit committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. In urgent circumstances, the audit committee’s chairman may issue such a pre-approval. Additional services may be pre-approved on an individual basis. KPMG and our management then report to the audit committee on a quarterly basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2015 and 2016.

	Year Ended December 31,
Services	2015	2016
	NT$	NT$
	(in thousands)
Audit-Related Fees(1)	50,990	46,425
Tax Fees(2)	6,073	6,642
Other Fees(3)	3,000	1,963
Total	60,063	55,030

_______________

(1)	Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-US jurisdictions, including statutory audits required by the Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category includes fees incurred from professional services related to tax compliance.

(3)	Other Fees. This category includes professional services related to review over the consolidation platform migration and training provided by KPMG Advisory Services Co., Ltd. in 2015. Also, this category includes fees incurred from professional services related to assurance for corporate and social responsibility reporting and professional services related to tax advice in 2016.

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

16.F.       Change in Registrant’s Certifying Accountant

Not applicable.

16.G.       Corporate Governance

Our corporate governance practices are governed by applicable ROC law, specifically, the ROC Company Act and the ROC Securities and Exchange Act, and our Articles of Incorporation. Also, because our shares are registered with the SEC and are listed on the New York Stock Exchange (“NYSE”), we are subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.

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

Our board of directors has affirmatively determined that our five independent directors have no material relationship with us.

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement. ROC law does not allow separate board meetings to be held by part but not all of the directors of the board.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	ROC law does not contain such a requirement, and we do not have a nominating/corporate governance committee.

NYSE Section 303A.05 requires listed companies to have a remuneration committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and to provide for an annual evaluation of the committee’s performance.	We established a remuneration committee on August 30, 2011 to meet the requirements under the ROC law. The current members of the remuneration committee appointed by the board of directors are Chin-Bing (Philip) Peng, Ding-Yuan Yang and Vivien Huey-Juan Hsieh. We have a written charter to establish certain minimum responsibilities in accordance with ROC law. We do not assess the independence of our remuneration committee members under the independence requirements of the NYSE listing standards.

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Under ROC law, shareholders’ approval is required for (i) any issuance of restricted stocks to employees, and (ii) employee stock option plans with exercise price lower than the closing price of the company’s stocks as of the issuance date. Other than the above, under ROC law, the board of directors has authority to approve employee remunerations and employee stock option plans with exercise price equal to or higher than the closing price of the company’s stocks as of the issuance date, and to grant options to employees pursuant to such plans, subject to the approval of the FSC, and to approve share buy-back programs and the transfer of shares to employees under such programs.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the remuneration committee.)	We currently comply with ROC non-binding corporate governance principles promulgated by the Taiwan Stock Exchange, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

16.H.       Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of December 31, 2015 and 2016.

(c)	Consolidated Statements of Comprehensive Income of AU Optronics Corp. and subsidiaries for the years ended December 31, 2014, 2015 and 2016.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2014, 2015 and 2016.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2014, 2015 and 2016.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.   EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

2.2	Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the SEC on June 29, 2007).

4.1	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Ke-Yuan Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the L3B site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.6	Lease Agreement by and between AU Optronics (Suzhou) Corp., Ltd. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.
By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	Chairman and Chief Executive Officer

Date: March 30, 2017

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control－Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2017, expressed an unqualified opinion on the effectiveness of AU Optronics Corp.’s internal control over financial reporting.

/s/ KPMG

Hsinchu, Taiwan (Republic of China)

March 22, 2017

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(Expressed in thousands of New Taiwan dollars)

	Notes	December 31, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	6	$80,191,248	78,880,700
Financial assets measured at fair value through profit or loss－current	7	65,669	214,194
Notes and accounts receivable, net	9	45,710,177	32,319,986
Accounts receivable from related parties, net	9, 36	2,533,224	2,492,479
Other receivables from related parties	36	34,288	27,958
Income taxes receivable		14,057	28,571
Inventories	10	27,679,335	31,795,525
Other current financial assets	6, 9, 37	559,946	11,734,252
Noncurrent assets held for sale	13	228,015	702,390
Other current assets	11, 16	6,330,283	3,796,085
Total current assets		163,346,242	161,992,140
Noncurrent assets:
Available-for-sale financial assets－noncurrent	8	3,030,278	2,148,141
Investments in equity-accounted investees	8, 11	5,178,337	12,401,725
Property, plant and equipment	13, 21, 36, 37	222,741,832	208,785,609
Investment property	14, 21, 37	465,868	465,868
Intangible assets	15	2,322,239	3,294,684
Deferred tax assets	31	1,736,854	1,987,853
Other noncurrent assets	11, 16, 37	7,039,115	8,161,111
Total noncurrent assets		242,514,523	237,244,991
Total Assets		$405,860,765	399,237,131

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2016 and 2015

(Expressed in thousands of New Taiwan dollars, except for par value)

	Notes	December 31, 2016	December 31, 2015
Liabilities
Current liabilities:
Short-term borrowings	17	$526,723	1,593,714
Current installments of long-term borrowings	19, 37	18,074,627	39,107,738
Financial liabilities measured at fair value through profit or loss－current	7	896,998	553,663
Hedging derivative financial liabilities－current	7	3,540	-
Notes and accounts payable		51,148,055	52,087,584
Notes and accounts payable to related parties	36	8,823,065	9,326,171
Equipment and construction payable		12,647,041	7,622,160
Other payables to related parties	36	27,341	29,014
Current tax liabilities		1,715,309	2,980,258
Provisions－current	20	1,783,407	5,012,361
Other current liabilities		22,385,488	23,555,082
Total current liabilities		118,031,594	141,867,745
Noncurrent liabilities:
Hedging derivative financial liabilities－noncurrent	7	-	10,739
Long-term borrowings, excluding current installments	19, 37	106,187,993	68,537,430
Provisions－noncurrent	20	1,038,264	1,123,975
Deferred tax liabilities	31	1,830,264	2,268,256
Other noncurrent liabilities	22	1,936,337	4,767,913
Total noncurrent liabilities		110,992,858	76,708,313
Total liabilities		229,024,452	218,576,058
Equity	23
Common stock, $10 par value		96,242,451	96,242,451
Capital surplus		59,977,743	60,247,848
Retained earnings (accumulated deficit)		1,450,618	(4,493,166)
Other components of equity		777,297	6,015,336
Equity attributable to shareholders of AU Optronics Corp.		158,448,109	158,012,469
Non-controlling interests		18,388,204	22,648,604
Total equity		176,836,313	180,661,073
Total Liabilities and Equity		$405,860,765	399,237,131

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of New Taiwan dollars, except for earnings per share)

	Notes	2016	2015	2014
Net revenue	25, 36	$329,089,036	360,346,494	408,178,750
Cost of sales	10, 26, 27, 36	(294,598,017)	(320,509,439)	(359,668,105)
Gross profit		34,491,019	39,837,055	48,510,645
Selling and distribution expenses	26, 27, 36	(3,895,089)	(4,206,101)	(7,798,965)
General and administrative expenses	12, 26, 27, 36	(9,176,683)	(9,205,987)	(9,389,601)
Research and development expenses	26, 27, 36	(9,080,791)	(8,903,819)	(9,156,656)
Other income	28, 36	2,380,228	2,197,593	2,162,107
Other gains and losses	7, 8, 11, 12, 13, 14, 29, 36	(925,673)	(9,978,320)	(801,803)
Finance costs	13, 30	(2,707,887)	(2,591,023)	(4,045,133)
Share of profit of equity-accounted investees	11	100,778	449,452	499,865
Profit before income tax		11,185,902	7,598,850	19,980,459
Income tax expense	31	2,432,545	384,841	3,243,220
Profit for the year		8,753,357	7,214,009	16,737,239
Other comprehensive income	11, 22, 23, 31
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit obligations		(225,194)	(251,401)	47,827
Equity-accounted investees – share of other comprehensive income (loss)		574	(2,381)	2,660
Related tax		-	681	622
		(224,620)	(253,101)	51,109
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		(7,500,071)	(294,749)	2,309,610
Net change in fair value of available-for-sale financial assets		766,534	(521,173)	(224,646)
Effective portion of changes in fair value of cash flow hedges		7,199	(3,647)	9,969
Equity-accounted investees – share of other comprehensive income (loss)		(609,071)	324,928	117,885
Related tax		230,202	16,050	(86,211)
		(7,105,207)	(478,591)	2,126,607
Other comprehensive income, net of tax		(7,329,827)	(731,692)	2,177,716
Total comprehensive income for the year		$1,423,530	6,482,317	18,914,955
Profit (loss) attributable to:
Shareholders of AU Optronics Corp.		$9,965,129	7,242,170	16,366,629
Non-controlling interests		(1,211,772)	(28,161)	370,610
Profit for the year		$8,753,357	7,214,009	16,737,239
Total comprehensive income (loss) attributable to:
Shareholders of AU Optronics Corp.		$4,502,568	7,185,693	18,125,736
Non-controlling interests		(3,079,038)	(703,376)	789,219
Total comprehensive income for the year		$1,423,530	6,482,317	18,914,955
Earnings per share	32
Basic earnings per share		$1.04	0.75	1.70
Diluted earnings per share		$1.02	0.70	1.69

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to shareholders of AU Optronics Corp.
			Retained earnings (Accumulated deficit)			Other components of equity
	Common stock	Capital surplus	Legal reserve	Accumulated deficit	Subtotal	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Subtotal	Equity attributable to shareholders of AU Optronics Corp.	Non- controlling interests	Total equity
Balance at January 1, 2014	$96,242,451	60,503,012	-	(21,897,673)	(21,897,673)	3,836,530	260,909	8,471	4,105,910	138,953,700	14,036,520	152,990,220
Appropriation of earnings
Legal reserve	-	-	401,750	(401,750)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(96,242)	(96,242)	-	-	-	-	(96,242)	-	(96,242)
Cash distributed from capital surplus	-	(1,347,395)	-	-	-	-	-	-	-	(1,347,395)	-	(1,347,395)
Profit for the year	-	-	-	16,366,629	16,366,629	-	-	-	-	16,366,629	370,610	16,737,239
Other comprehensive income, net of tax	-	-	-	51,308	51,308	1,929,632	(231,802)	9,969	1,707,799	1,759,107	418,609	2,177,716
Total comprehensive income for the year	-	-	-	16,417,937	16,417,937	1,929,632	(231,802)	9,969	1,707,799	18,125,736	789,219	18,914,955
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	102,424	-	(1,080,545)	(1,080,545)	-	-	-	-	(978,121)	65,253	(912,868)
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	4,438,262	4,438,262
Balance at December 31, 2014	96,242,451	59,258,041	401,750	(7,058,273)	(6,656,523)	5,766,162	29,107	18,440	5,813,709	154,657,678	19,329,254	173,986,932
Appropriation of earnings
Legal reserve	-	-	1,762,846	(1,762,846)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(4,812,123)	(4,812,123)	-	-	-	-	(4,812,123)	-	(4,812,123)
Profit for the year	-	-	-	7,242,170	7,242,170	-	-	-	-	7,242,170	(28,161)	7,214,009
Other comprehensive income, net of tax	-	-	-	(258,104)	(258,104)	774,034	(568,760)	(3,647)	201,627	(56,477)	(675,215)	(731,692)
Total comprehensive income for the year	-	-	-	6,984,066	6,984,066	774,034	(568,760)	(3,647)	201,627	7,185,693	(703,376)	6,482,317
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	172,616	-	(8,586)	(8,586)	-	-	-	-	164,030	(489,906)	(325,876)
Differences between acquisition price and carrying amount arising from acquisition of subsidiaries	-	817,191	-	-	-	-	-	-	-	817,191	(817,191)	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	5,329,823	5,329,823
Balance at December 31, 2015	96,242,451	60,247,848	2,164,596	(6,657,762)	(4,493,166)	6,540,196	(539,653)	14,793	6,015,336	158,012,469	22,648,604	180,661,073
Appropriation of earnings
Legal reserve	-	-	493,196	(493,196)	-	-	-	-	-	-	-	-
Cash dividend distributed to shareholders	-	-	-	(3,368,486)	(3,368,486)	-	-	-	-	(3,368,486)	-	(3,368,486)
Profit for the year	-	-	-	9,965,129	9,965,129	-	-	-	-	9,965,129	(1,211,772)	8,753,357
Other comprehensive income, net of tax	-	-	-	(224,522)	(224,522)	(6,009,190)	763,952	7,199	(5,238,039)	(5,462,561)	(1,867,266)	(7,329,827)
Total comprehensive income for the year	-	-	-	9,740,607	9,740,607	(6,009,190)	763,952	7,199	(5,238,039)	4,502,568	(3,079,038)	1,423,530
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	(290,111)	-	(428,337)	(428,337)	-	-	-	-	(718,448)	(1,057,031)	(1,775,479)
Group reorganization	-	20,006	-	-	-	-	-	-	-	20,006	37,036	57,042
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(161,367)	(161,367)
Balance at December 31, 2016	$96,242,451	59,977,743	2,657,792	(1,207,174)	1,450,618	531,006	224,299	21,992	777,297	158,448,109	18,388,204	176,836,313

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of New Taiwan dollars)

	2016	2015	2014
Cash flows from operating activities:
Profit before income tax	$11,185,902	7,598,850	19,980,459
Adjustments for:
Depreciation	38,533,775	46,851,487	56,064,469
Amortization	1,159,465	894,362	838,259
Interest expense	2,707,887	2,591,023	4,045,133
Interest income	(494,542)	(672,638)	(468,390)
Dividend income	(107,141)	(112,661)	(4,350)
Share of profit of equity-accounted investees	(100,778)	(449,452)	(499,865)
Losses (gains) on disposals of property, plant and equipment, net	(24,278)	(585,196)	307,630
Gains on disposals of investment properties	-	-	(279,729)
Losses (gains) on disposals of investments and financial assets, net	333,858	10,618	(713,222)
Gain on bargain purchase	-	-	(2,883,913)
Write-downs of inventories	3,673,213	5,661,266	4,731,319
Impairment losses on assets	34,733	7,026,226	2,371,034
Losses (gains) on purchase of convertible bonds payable	-	87,984	(63,445)
Effect of exchange rates on purchase and redemption of convertible bonds payable	-	576,167	(176,823)
Changes in fair values of financial instruments	491,860	240,002	(264,181)
Unrealized foreign currency exchange losses (gains)	(1,386,370)	107,556	1,605,972
Others	(37,295)	10,671	(90,702)
	44,784,387	62,237,415	64,519,196
Change in operating assets and liabilities:
- notes and accounts receivable	(13,023,581)	22,073,800	(13,817,621)
- receivables from related parties	(47,075)	1,150,032	2,402,424
- inventories	112,708	(1,498,601)	(3,266,062)
- other current assets	7,312,751	(7,567,250)	3,975,103
- notes and accounts payable	(601,488)	(10,266,543)	(4,357,288)
- payables to related parties	(504,779)	(2,165,658)	(3,632,457)
- net defined benefit liability	(57,382)	(86,866)	(101,552)
- provisions	(3,125,053)	(4,012,891)	(1,440,234)
- other current liabilities	(4,454,647)	(2,967,282)	2,438,673
	(14,388,546)	(5,341,259)	(17,799,014)
Cash generated from operations	41,581,743	64,495,006	66,700,641
Cash received from interest income	501,076	595,475	442,638
Cash received from dividend income	311,492	380,589	322,236
Cash paid for interest	(2,105,285)	(2,474,887)	(3,145,859)
Cash paid for income taxes	(3,593,180)	(992,795)	(926,924)
Net cash provided by operating activities	36,695,846	62,003,388	63,392,732
Cash flows from investing activities:
Acquisitions of available-for-sale financial assets	(66,948)	(33,593)	(1,681)
Proceeds from disposals of available-for-sale financial assets	9,917	99,517	1,574,669
Proceeds from return of capital by available-for-sale financial assets	-	1,497	-
Acquisitions of equity-accounted investees	(240,500)	(51,700)	(2,529,360)
Proceeds from disposals of equity-accounted investees	3,522,610	-	25,473
Proceeds from return of capital by equity-accounted investees	-	-	48,258
Acquisitions of property, plant and equipment	(46,220,129)	(33,440,160)	(16,970,961)
Proceeds from disposals of property, plant and equipment	789,682	1,762,401	941,439
Proceeds from disposals of investment properties	-	-	1,061,297
Decrease (increase) in refundable deposits	(16,955)	3,341	14,735
Increase in intangible assets	(187,020)	(303,282)	(291,337)
Decrease (increase) in other financial assets	(37,246)	227,320	(83,640)
Net cash inflows from acquisition of subsidiaries	-	-	2,763,252
Net cash inflows resulting from disposals of subsidiaries	179,262	-	341,019
Net cash used in investing activities	(42,267,327)	(31,734,659)	(13,106,837)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(1,065,842)	1,212,392	(3,075,852)
Purchase of convertible bonds payable	-	(14,799,715)	(5,978,884)
Redemption of convertible bonds payable	-	(563,999)	-
Proceeds from long-term borrowings	61,799,594	30,633,963	32,956,812
Repayments of long-term borrowings	(45,650,997)	(50,849,749)	(67,382,137)
Increase (decrease) in guarantee deposits	(30,944)	156,994	(87,132)
Cash dividends and cash distributed from capital surplus	(3,368,486)	(4,812,123)	(1,443,637)
Net change of non-controlling interests and others	(962,106)	4,745,245	(30,621)
Net cash provided by (used in) financing activities	10,721,219	(34,276,992)	(45,041,451)
Effect of exchange rate change on cash and cash equivalents	(3,839,190)	923,630	408,617
Net increase (decrease) in cash and cash equivalents	1,310,548	(3,084,633)	5,653,061
Cash and cash equivalents at January 1	78,880,700	81,965,333	76,312,272
Cash and cash equivalents at December 31	$80,191,248	78,880,700	81,965,333

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in thousands of New Taiwan dollars, unless otherwise indicated)

1.	Organization

AU Optronics Corp. (“AUO”) was founded on August 12, 1996 and is located in Hsinchu Science Park, the Republic of China (“ROC”). AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications. AUO also engages in the production and sale of solar modules and systems. AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000, and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since May 2002.

On September 1, 2001 and October 1, 2006, Unipac Optoelectronics Corp. (“Unipac”) and Quanta Display Inc. (“QDI”) were merged with and into AUO, respectively. AUO is the surviving Company, whereas Unipac and QDI were dissolved.

The principal operating activities of AUO and its subsidiaries (hereinafter referred to as “the Company”) are described in note 4(c)(2).

2.	The Authorization of Financial Statements

These consolidated financial statements were authorized for issue by the audit committee of the Board of Directors of AUO on March 22, 2017.

3.	New Accounting Pronouncements Under International Financial Reporting Standards (“IFRS”)

(a)	New and revised standards, amendments and interpretations in issue but not yet effective

In preparing the accompanying consolidated financial statements, the Company has not adopted the following IFRS, International Accounting Standards (IASs), and Interpretations that have been issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IFRS 2, Share-based Payments - Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4, Insurance Contracts - Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Subject to IASB’s announcement
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15, Revenue from Contracts with Customers - Clarifications to IFRS 15	January 1, 2018
IFRS 16, Leases	January 1, 2019

F-7	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IAS 7, Statement of Cash Flows - Disclosure Initiative	January 1, 2017
Amendments to IAS 12, Income taxes - Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 40, Transfers of Investment Property	January 1, 2018
Annual Improvements to IFRSs 2014 – 2016 Cycle:
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2017
IFRS 1, First-time Adoption of International Financial Reporting Standards and IAS 28, Investments in Associates and Joint Ventures	January 1, 2018
IFRIC 22, Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note:	The aforementioned new, revised and amended standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

(b)	Except for the items discussed below, the Company believes that the initial adoption of aforementioned standards or interpretations will not have any significant impact on its accounting policies.

(1)	IFRS 9, Financial Instruments

IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including an expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Financial liabilities are measured at amortized cost or FVTPL.

The new impairment model in IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at FVOCI. Under the expected credit loss model, the Company is required to recognize and measure expected credit losses as either 12-month expected credit losses or lifetime expected credit losses, depending on the asset and the facts and circumstances.

F-8	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The main changes in hedge accounting amended the application requirements for hedge accounting. Compared with IAS 39, the main changes include: (i) enhancing types of transactions eligible for hedge accounting; (ii) changing the way hedging derivative instruments are accounted for; and (iii) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item. The Company preliminarily assesses that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9 and therefore it expects that the accounting for its hedging relationships will not be significantly impacted.

The Company has performed a preliminary assessment on adoption of IFRS 9 based on its positions at December 31, 2016, and does not expect that the new requirements, if applying at December 31, 2016, would have had a material impact on the measurement and the accounting for its hedging relationships for the Company’s financial instruments. As the Company has not completed its assessment, further impacts may be identified in due course and will be taken into consideration which transitional approach to take, where there are alternative approaches allowed under the new standards. In addition, the impact of adopting IFRS 9 on the Company’s consolidated financial statements for the year 2018 will depend on the financial instruments that the Company holds then and the economic condition at the same time, as well as accounting judgments that the Company will make in the future.

(2)	IFRS 15, Revenue from Contracts with Customers and related amendments

IFRS 15 establishes a five-step model framework for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue when a customer obtains control of the goods and services, by applying the following steps:

(i)	Identify the contract with the customer;

(ii)	Identify the performance obligations;

(iii)	Determine the transaction price;

(iv)	Allocate the transaction price to the performance obligations in the contracts; and

(v)	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment become effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with a recognition of cumulative effect of the initial adoption of this Standard at the date of initial adoption.

The Company is currently performing an assessment of the impact resulting from the adoption of IFRS 15, and considers that it does not have significant differences and influences on the current recognition of the Company’s revenue from contracts with customers. However, the impact of adopting IFRS 15 on the Company’s consolidated financial statements for the year 2018 will depend on the relative contracts with customers then.

F-9	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	IFRS 16, Leases

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17, Leases and a number of related interpretations.

Under IFRS 16, a lessee is required to recognize a right-of-use asset and a lease liability on the statement of financial position for all leases with exception for leases of low-value assets and short-term leases which the Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17. Additionally, a depreciation expense charged on the right-of-use asset and an interest expense accrued on the lease liability, for which interest is computed by using effective interest method, are recognized separately on the statement of comprehensive income. On the statement of cash flows, cash payments for the principal amount and the interest of the lease liability are generally classified within financing activities.

When IFRS 16 becomes effective, as a lessee, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with a recognition of cumulative effect of the initial adoption of this Standard at the date of initial adoption. As a lessor, the Company is not required to make any adjustments for leases except it is an intermediate lessor in a sub-lease.

The Company has performed a preliminary assessment and identification on whether its current operating leases are in the scope of IFRS 16, in which the main impact is that, in case a lease contract meets the lease definition in this standard, the Company shall recognize an asset and a liability. The related impact of adoption IFRS 16 by the Company will be disclosed when the Company completes the assessment.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in assessing the potential impact on its financial position and results of operations as a result of the application of other standards, interpretations and amendments.

4.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out as below. The significant accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

F-10	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Basis of preparation

(1)	Basis of measurement

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

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. The Company’s consolidated financial statements are presented in New Taiwan Dollar (“NTD”), which is also AUO’s functional currency.

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

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income (loss) in a subsidiary is allocated to the shareholders of AUO and the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Subsidiaries’ financial statements are adjusted to align the accounting policies with those of the Company.

F-11	(Continued)

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

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2016	December 31, 2015
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Taiwan CFI Co., Ltd. (CFI) (Previously named as “Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)”)	Manufacturing and sale of color filters (Taiwan ROC)	-(6)	100.00(6)
AUO	Space Money Inc. (SMI)	Sale of TFT-LCD panels; leasing (Taiwan ROC)	100.00	100.00(2)

F-12	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2016	December 31, 2015
AUO, Konly and Ronly	Darwin Precisions Corporation (DPTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	51.04	46.16(1)
AUO, Konly and Ronly	Sanda Materials Corporation (SDMC)	Holding company (Taiwan ROC)	99.99	99.99
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Manufacturing and sale of ingots and solar wafers (Taiwan ROC)	96.31	96.54
Konly	Fargen Power Corporation (FGPC)	Renewable energy power generation (Taiwan ROC)	100.00	100.00
Konly	Evergen Power Corporation (EGPC)	Solar power generation (Taiwan ROC)	-(7)	100.00
Konly	LiGen Power Corporation (LGPC)	Renewable energy power generation (Taiwan ROC)	100.00	100.00(2)
Konly	TronGen Power Corporation (TGPC)	Renewable energy power generation (Taiwan ROC)	100.00(2)	-
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of solar wafers (Malaysia)	100.00	100.00
SDMC	M.Setek Co., Ltd. (M.Setek)	Manufacturing and sale of ingots (Japan)	99.9991	99.9991
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD panels (United States)	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support of TFT-LCD panels (Japan)	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support of TFT-LCD panels (Netherlands)	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD panels (South Korea)	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD panels (Singapore)	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar modules (Czech Republic)	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD panels (PRC)	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Repairing of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of mold (Slovakia Republic)	100.00	100.00

F-13	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2016	December 31, 2015
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing TFT-LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Manufacturing and sale of liquid crystal products and related parts (PRC)	-(5)	51.00(5)
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing and sale of TFT-LCD panels (PRC)	51.00	51.00
AULB	a.u. Vista Inc. (AUVI)	Research and development and IP related business (United States)	100.00	100.00
AULB and DPTW	BriView (L) Corp. (BVLB)	Holding company (Malaysia)	100.00	100.00
AUXM and BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products and related parts (PRC)	100.00(4)	100.00
DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding company (Malaysia)	100.00	100.00
DPTW	Forhouse International Holding Ltd. (FHVI)	Holding company (BVI)	100.00	100.00
DPTW	Force International Holding Ltd. (FRVI)	Holding company (BVI)	100.00	100.00
FHVI	Fortech International Corp. (FTMI)	Holding company (Mauritius)	100.00	100.00
FHVI	Forward Optronics International Corp. (FWSA)	Holding company (Samoa)	100.00	100.00
FHVI	Prime Forward International Ltd. (PMSA)	Holding company (Samoa)	100.00	100.00
FHVI	Full Luck Precisions Co., Ltd. (FLMI)	Holding company (Mauritius)	100.00	100.00
FRVI	Forefront Corporation (FFMI)	Holding company (Mauritius)	100.00	100.00
FFMI	Forthouse Electronics (Suzhou) Co., Ltd. (FHWJ)	Manufacturing of motorized treadmills (PRC)	100.00	100.00
FTMI	Fortech Electronics (Suzhou) Co., Ltd. (FTWJ)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00
FTMI	Fortech Optronics (Xiamen) Co., Ltd. (FTXM)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00
FWSA and FTMI	Suzhou Forplax Optronics Co., Ltd. (FPWJ)	Manufacturing and sale of precision plastic parts (PRC)	100.00	100.00
PMSA	Fortech Electronics (Kunshan) Co., Ltd. (FTKS)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00

F-14	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2016	December 31, 2015
FLMI	Full Luck (Wujiang) Precisions Co., Ltd. (FLWJ)	Manufacturing and sales of precision metal parts (PRC)	100.00(3)	100.00(3)
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00
DPLB	Darwin Precisions (Slovakia) s.r.o. (DPSK)	Manufacturing, assembly and sale of automotive parts (Slovakia Republic)	100.00(2)	-
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00(3)	100.00(3)
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products and related parts (PRC)	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Manufacturing and sale of solar modules (PRC)	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Sale and sales support of solar-related products (United States)	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding company and sales support of solar modules (Netherlands)	100.00	100.00
AENL	AUO Green Energy Germany GmbH (AEDE)	Sales support of solar modules (Germany)	-(5)	100.00(5)

Note 1:	BriView Corp. (“BVTW”) and Forhouse Corporation (“Forhouse”) were merged on October 1, 2014. Forhouse is the legal acquirer and the surviving company while BVTW was dissolved. Forhouse was then renamed as DPTW. Although the Company did not own more than 50% of DPTW’s ownership interests, it was considered to have de facto control over the operating policies of DPTW. As a result, DPTW was accounted for as a subsidiary of the Company. Please refer to note 12 for further details.

Note 2:	SMI and LGPC were both incorporated in October 2015. TGPC was incorporated in April 2016. DPSK was incorporated in May 2016.

Note 3:	As part of a business restructuring, DPCD and FLWJ have been resolved by their respective boards of directors for liquidation. The liquidation is still in process for these entities as of December 31, 2016.

F-15	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4:	As part of a business restructuring, BVLB has disposed all its shareholdings in wholly owned subsidiary, BVXM, to AUXM in March 2016. This transaction has no net effect on the company’s consolidated financial statements as there was no change in control of BVXM by the Company.

Note 5:	AEDE and BKHZ were liquidated in 2016.

Note 6:	On February 12, 2015, AUO’s board of directors approved the acquisition of 51% shareholdings in Toppan CFI from Toppan Printing Co., Ltd. for $4,428,507 thousand. The transaction was completed on April 20, 2015. Toppan CFI was then renamed as CFI and the Company’s ownership interest in CFI increased to 100%. The acquisition was accounted for as an equity transaction as there is no change of power over relevant activities in CFI and the Company recognized an increase in capital surplus of $817,191 thousand in 2015. On October 1, 2016, CFI was amalgamated to AUO and dissolved on that day.

Note 7:	Konly has disposed all its shareholdings in EGPC to Star River Energy Corporation (“SREC”) in October, 2016.

(d)	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the individual entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date and the resulting exchange differences are included in profit or loss for the year. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date when the fair value was determined. The resulting exchange differences are included in profit or loss for the year except for those arising from the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction.

Exchange differences arising from the effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in other comprehensive income.

F-16	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Foreign operations

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

(e)	Classification of current and non-current assets and liabilities

An asset is classified as current when:

(1)	The asset expected to realize, or intends to sell or consume, in its normal operating cycle;

(2)	The asset primarily held for the purpose of trading;

(3)	The asset expected to realize within twelve months after the reporting date; or

(4)	Cash and cash equivalent excluding the asset restricted to be exchanged or used to settle a liability for at least twelve months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when:

(1)	The liability expected to settle in its normal operating cycle;

(2)	The liability primarily held for the purpose of trading;

(3)	The liability is due to be settled within twelve months after the reporting date; or

(4)	The Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments, do not affect its classification.

All other liabilities are classified as non-current.

F-17	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Cash and cash equivalents

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

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as receivables or financial assets measured at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value, plus any directly attributable transaction cost. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, dividend income and foreign currency differences related to monetary financial assets, are recognized in other comprehensive income and presented within equity in unrealized gains (losses) on available-for-sale financial assets. When an investment is derecognized, the cumulative gain or loss in equity is reclassified to profit or loss. A regular way, purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, are carried at their cost less any impairment losses.

F-18	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash dividends on equity instruments are recognized in profit or loss on the date that the Company’s right to receive dividends is established.

(iii)	Receivables

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

F-19	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Convertible bonds issued by AUO give bondholders the right to convert bonds into a given number of equity instruments of AUO at a specific conversion price. The derivatives embedded in the convertible bonds are recognized initially at fair value in financial liabilities measured at fair value through profit or loss. The difference between the par value of the convertible bonds and the fair value of the derivatives is recognized in convertible bonds payable.

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

F-20	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

When the hedged item is recognized in profit or loss, amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss, and it is presented in the same accounting caption with the hedged item recognized in the consolidated statements of comprehensive income. When a cash flow hedge is expected to recognize as a non-financial asset or liability, amounts previously recognized in other comprehensive income and accumulated in other components of equity – unrealized gains (losses) on cash flow hedges are reclassified as the initial cost of the non-financial asset or liability.

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

F-22	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Noncurrent assets held for sale

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

The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of associates, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. When an associate incurs changes in its equity not derived from profit or loss and other comprehensive income, the Company recognizes all the equity changes in proportion to its ownership interest in the associate as capital surplus provided that the ownership interest in the associate remain unchanged.

F-23	(Continued)

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

F-24	(Continued)

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

F-25	(Continued)

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

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and is recognized in profit or loss.

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

F-26	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Long-term prepaid rent

Long-term prepaid rent is for the use right of land (classified as other noncurrent assets), which is amortized over the shorter of economic useful life or covenant period on a straight-line basis.

(o)	Leases

(1)	Lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

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

F-27	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following:

(i)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(ii)	its intention to complete the intangible asset and use or sell it;

(iii)	its ability to use or sell the intangible asset;

(iv)	the probability that the intangible asset will generate probable future economic benefits;

(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(vi)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure which fails to meet the criteria for recognition as an intangible asset is reflected in profit or loss when incurred. Capitalized development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

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

The depreciable amount of an intangible asset is the cost less its residual value. Other than goodwill and intangible assets with indefinite useful life, an intangible asset with a finite useful life is amortized over 3 to 20 years using the straight-line method from the date that the asset is made available for use. The amortization charge is recognized in profit or loss.

The residual value, amortization period, and amortization method are reviewed at least annually at each annual reporting date, and any changes therein are accounted for as changes in accounting estimates.

F-28	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Impairment – non-financial assets

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

F-29	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Decommissioning obligation

The Company is subject to decommissioning obligations related to certain items of property, plant and equipment. Such decommissioning obligations are primarily attributable to clean-up costs, including deconstruction, transportation, and recover costs. The unwinding of the discount based on original discount rate is recognized in profit or loss as interest expense over the periods with corresponding increase in the carrying amounts of the accrued decommissioning costs. The carrying amount of the accruals at the end of the assets’ useful lives is the same as the estimated decommissioning costs.

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

Provision for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recognized when it is probable the present obligation as a result of a past event will result in an outflow of resources and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Management periodically assesses the obligation of all litigation and claims and relative legal costs. Such provisions are adjusted as further information becomes known or circumstances change.

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

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each benefit plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. Discount rate is determined by reference to the yield rate of Taiwan government bonds at the reporting date. The calculation of defined benefit obligations is performed annually by a qualified actuary using the Projected Unit Credit Cost Method.

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

The expected cost of cash bonus or profit-sharing plans, which is anticipated to be paid within one year, are recognized as a liability when the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

F-31	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Share-based payment arrangements

The compensation cost of employee share-based payment arrangements is measured based on the fair value at the date on which they are granted. The compensation cost is recognized, together with a corresponding increase in equity, over the periods in which the performance and/or service conditions are being fulfilled. The cumulative expense recognized for share-based payment arrangements at each reporting date reflects the extent to which the vesting period has passed and the Company’s estimate of the quantity of equity instruments that will ultimately vest.

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions, and there is no true-up for differences between expected and actual outcomes.

(v)	Income taxes

Income tax expense comprises current and deferred taxes.

(1)	Current taxes

Current taxes comprise the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

In accordance with the ROC Income Tax Act, undistributed earnings from the companies located in the Republic of China, if any, is subject to an additional 10% surtax. The 10% tax on unappropriated earnings is recognized during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

(2)	Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities are recognized for temporary difference of future taxable income.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, statutory tax deduction years and projected future taxable income. Deferred tax assets which originally not recognized is also reviewed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

F-32	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred taxes liabilities are recognized for taxable temporary differences related to investments in subsidiaries, associates and joint arrangements, however, if the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future, deferred taxes are not recognized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the reverse, using tax rates enacted or substantively enacted tax rate on the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

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

F-33	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	Operating segments

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

F-34	(Continued)

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

(c)	Measurement of defined benefit obligations

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Cost Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, long-term average future salary increase, etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

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

(e)	Estimate of allowance for sales returns and discounts

The Company estimates future sales returns and other allowances in the same period the related revenue is recognized. Estimated sales returns and other allowances are generally made and adjusted based on historical experience and any known factors that would significantly affect the allowance, and management periodically reviews the reasonableness of the estimates.

F-35	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Valuation of inventories

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

6.	Cash and Cash Equivalents

	December 31,
	2016	2015
	(in thousands)
Cash on hand, demand deposits and checking accounts	$42,389,461	48,937,310
Time deposits	37,676,746	28,648,288
Government bonds with reverse repurchase agreements	125,041	1,295,102
	$80,191,248	78,880,700

Refer to note 34 for the disclosure of currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As of December 31, 2015, deposits not qualifying as cash and cash equivalents amounting to $9,997,888 thousand were classified as other current financial assets.

As of December 31, 2016 and 2015, no cash and cash equivalents were pledged with banks as collaterals.

7.	Derivative Financial Instruments and Hedging Instruments

(1)	Derivative Financial Instruments

	December 31,
	2016	2015
	(in thousands)
Financial assets measured at fair value through profit or loss – current:
Foreign currency forward contracts	$65,669	214,194
Financial liabilities measured at fair value through profit or loss – current:
Foreign currency forward contracts	$896,998	553,663
Hedging derivative financial liabilities – current:
Interest rate swap contracts	$3,540	-
Hedging derivative financial liabilities – noncurrent:
Interest rate swap contracts	$-	10,739

F-36	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Refer to note 34 for the disclosure of the Company’s credit, currency and interest rate risks related to financial instruments.

As of December 31, 2016 and 2015, outstanding foreign currency forward contracts were as follows:

December 31, 2016
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2017 – Feb. 2017	USD711,000 / NTD22,687,304
Sell USD / Buy JPY	Jan. 2017 – Mar. 2017	USD126,730 / JPY13,860,716
Sell NTD / Buy JPY	Mar. 2017	NTD1,474,085 / JPY5,400,000
Sell USD / Buy CNY	Jan. 2017 – Jun. 2017	USD96,000 / CNY662,180
Sell EUR / Buy JPY	Mar. 2017	EUR90,000 / JPY10,693,738
Sell EUR / Buy CZK	Jan. 2017 – Feb. 2017	EUR3,190 / CZK85,791
Sell EUR / Buy USD	Mar. 2017	EUR41,000 / USD44,148
Sell USD / Buy MYR	Jan. 2017 – Mar. 2017	USD741 / MYR3,296
Sell JPY / Buy NTD	Mar. 2017	JPY50,000 / NTD13,725
Sell CNY / Buy USD	Jan. 2017 – Apr. 2017	CNY359,763 / USD52,189
Sell EUR / Buy NTD	Jan. 2017	EUR5,000 / NTD171,967
Sell CNY / Buy JPY	Jan. 2017 – Jul. 2017	CNY588,583 / JPY9,068,273
Sell USD / Buy SGD	Jan. 2017	USD170,157 / SGD245,680

December 31, 2015
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2016 – Mar. 2016	USD203,000 / NTD6,600,968
Sell USD / Buy JPY	Jan. 2016 – Mar. 2016	USD289,645 / JPY35,307,718
Sell NTD / Buy JPY	Jan. 2016	NTD3,484,954 / JPY12,957,000
Sell NTD / Buy USD	Jan. 2016 – Apr. 2016	NTD101,300 / USD3,110
Sell JPY / Buy NTD	Jan. 2016 – May 2016	JPY51,000,000 / NTD13,702,255
Sell USD / Buy MYR	Jan. 2016 – Mar. 2016	USD496 / MYR2,132
Sell USD / Buy CNY	Jan. 2016 – May 2016	USD308,700 / CNY1,989,416
Sell EUR / Buy USD	May 2016	EUR47,000 / USD51,267
Sell EUR / Buy JPY	Jan. 2016 – Feb. 2016	EUR65,000 / JPY8,578,916
Sell EUR / Buy CZK	Feb. 2016	EUR3,000 / CZK81,150

F-37	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Net gains (losses) of foreign currency forward contracts were as follows:
Unrealized gains (losses)	$(491,860)	(240,002)	264,181
Realized gains (losses)	80,423	1,179,119	(403,096)
	$(411,437)	939,117	(138,915)

AUO entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities. As of December 31, 2016 and 2015, AUO’s total notional amount of outstanding interest rate swap contracts amounted to $1,760,000 thousand and $3,040,000 thousand, respectively, and all of which were related to effective hedges. For the years ended December 31, 2016, 2015 and 2014, no unrealized gains or losses resulting from change in fair value of interest rates swap contracts were recognized in profit and loss.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2016 and 2015, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2016
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$(3,540)	Jan. 2017 – Aug. 2017	Jan. 2017 – Aug. 2017

December 31, 2015
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
		(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$(10,739)	Jan. 2016 – Aug. 2017	Jan. 2016 – Aug. 2017

8.	Available-for-sale Financial Assets－noncurrent

	December 31,
	2016	2015
	(in thousands)
Equity securities	$3,030,278	2,148,141

The Company sold part of its investments in available-for-sale securities during 2016, 2015 and 2014. The selling prices amounted to $9,917 thousand, $99,517 thousand and $1,574,669 thousand, respectively, and the realized gains on disposal amounted to $2,877 thousand, $99,517 thousand and $1,294,182 thousand, respectively.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery. As a result, the Company recognized an impairment loss of $686 thousand and $107,494 thousand for the years ended December 31, 2016 and 2014, respectively.

In May 2015, the Company ceased having significant influence over Qisda Corporation (“Qisda”) and reclassified its investment in Qisda as noncurrent available-for-sale financial asset. Please refer to note 11 for further information on the Company’s investment in Qisda.

F-39	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Some of the available-for-sale securities held by the Company were publicly listed equity shares, if the share price of these securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease $283,670 thousand, $207,720 thousand and $4,038 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

9.	Notes and Accounts Receivable, net (Including Related and Unrelated Parties)

	December 31,
	2016	2015
	(in thousands)
Notes and accounts receivable	$49,201,632	36,406,506
Less: allowance for doubtful accounts	(104,617)	(69,897)
allowance for sales returns and discounts	(853,614)	(1,524,144)
	$48,243,401	34,812,465
Notes and accounts receivable, net	$45,710,177	32,319,986
Accounts receivable from related parties, net	$2,533,224	2,492,479

Aging analysis of notes and accounts receivable, which were past due but not impaired, was as follows:

	December 31,
	2016	2015
	(in thousands)
Past due less than 60 days	$531,327	628,657
Past due 61~180 days	9,505	32,852
Past due over 180 days	1,020	74,906
	$541,852	736,415

The movement in the allowance for doubtful accounts was as follows:

	For the years ended December 31,
	2016		2015		2014
	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment
	(in thousands)
Balance at beginning of the year	$11,714	58,183	10,334	72,906	-	63,652
Provisions (reversals) charged to (against) expense	31,360	12,938	3,196	(14,864)	27,485	7,056
Write-offs	-	(7,385)	(1,814)	(383)	(20,090)	-
Effect of changes in foreign currency exchange rates	(1,262)	(931)	(2)	524	2,939	2,198
Balance at end of the year	$41,812	62,805	11,714	58,183	10,334	72,906

F-40	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

As of December 31, 2016 and 2015, the Company entered into financing facilities with banks to factor certain of its accounts receivable without recourse, details of which were as follows:

December 31, 2016
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms
(in thousands)
Chinatrust Commercial Bank	USD 230,000	-	-	See notes(a)~(c) and (e)
Taishin Bank	USD 80,000	-	-	See notes(a)~(c) and (e)
Bank of Taiwan	USD 250,000	-	-	See notes(a)~(c) and (e)
Taipei Fubon Bank	USD 120,000	-	-	See notes(a)~(c) and (e)
E. Sun Bank	USD 100,000	-	-	See notes(a)~(c) and (e)
DBS Bank	USD 184,000	-	-	See notes(a)~(c) and (e)
Taishin Bank	USD 35,000	-	USD 8,780	See notes(a)~(d) and (f)

December 31, 2015
Underwriting bank	Factoring limit	Amount advanced	Amount sold and derecognized	Principle terms
(in thousands)
Chinatrust Commercial Bank	USD 230,000	NTD 1,500,000	USD 50,941	See notes(a)~(c) and (e)
Taishin Bank	USD 180,000	NTD 1,500,000	USD 50,941	See notes(a)~(c) and (e)
Bank of Taiwan	USD 250,000	USD 35,000	USD 35,000	See notes(a)~(c) and (e)
		EUR 43,100	EUR 43,100
Taipei Fubon Bank	USD 75,000	USD 46,400	USD 51,659	See notes(a)~(c) and (e)
E. Sun Bank	USD 60,000	USD 11,570	USD 12,869	See notes(a)~(c) and (e)
DBS Bank	USD 96,000	USD 15,300	USD 15,330	See notes(a)~(c) and (e)
Taishin Bank	USD 35,000	-	USD 12,109	See notes(a)~(d) and (f)
First Commercial Bank	USD 30,000	-	-	See notes(a)~(d) and (f)

F-41	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):	As of December 31, 2016 and 2015, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of $283,694 thousand and $985,158 thousand, respectively, were classified under other current financial assets.

Note (d):	To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables.

Note (e):	To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables. In case any commercial dispute between the Company and customers or other reasons results in the Company’s failure to perform the obligation under these facilities, the banks have requested the Company to issue promissory notes in the amounts equal to 10 percent of respective facilities or to transfer receivables in the amounts equal to 10 percent of respective facilities. Other than such arrangements, no collaterals were provided by the Company.

Note (f):	The Company bears all risks deriving from the customers except credit risk.

10.	Inventories

	December 31,
	2016	2015
	(in thousands)
Finished goods	$9,532,199	13,487,008
Work-in-progress	11,100,347	11,324,925
Raw materials	7,046,789	6,983,592
	$27,679,335	31,795,525

For the years ended December 31, 2016, 2015 and 2014, the amounts of inventories that were charged to cost of sales were $296,661,898 thousand, $319,606,448 thousand and $360,344,022 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $3,673,213 thousand, $5,661,266 thousand and $4,731,319 thousand for the years ended December 31, 2016, 2015 and 2014, respectively, which were also included in the cost of sales.

As of December 31, 2016 and 2015, none of the Company’s inventories was pledged as collateral.

F-42	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Investments in equity-accounted Investees

Investments in equity-accounted investees at the reporting dates consisted of the following:

	December 31,
	2016	2015
	(in thousands)
Associates	$4,853,325	4,787,892
Joint ventures	325,012	7,613,833
	$5,178,337	12,401,725

(a)	Associates

			December 31, 2016		December 31, 2015
Name of associate	Principal activities	Principal place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	Manufacturing and sales of Light Emitting Diode	Taiwan ROC	25	$3,082,856	24	$3,337,655
Raydium Semiconductor Corporation (“Raydium”)	IC design	Taiwan ROC	18	712,829	16	590,839
SREC	Holding company	Taiwan ROC	34	531,805	35	259,393
Daxin Materials Corp. (“Daxin”)	Research, manufacturing, and sales of display related chemicals	Taiwan ROC	25	525,835	25	484,578
Others				-		115,427
				$4,853,325		$4,787,892

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

F-43	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On October 1, 2016, Raydium, the associate of the Company, issued its new shares in exchange for all outstanding shares of another associate of the Company, Dazzo Technology Corporation (“Dazzo”). Subsequent to the share exchange, the Company’s ownership in Raydium increased from approximately 16% to 18%. The transaction did not result in any material impact on the Company’s consolidated financial statements.

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates.

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
The Company’s share of profits of associates	$18,644	248,165	316,721
The Company’s share of other comprehensive loss of associates	(29,460)	(71,585)	(32,972)
The Company’s share of total comprehensive income of associates	$(10,816)	176,580	283,749

(b)	Joint ventures

			December 31, 2016		December 31, 2015
Name of joint ventures	Principal activities	Principal place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
AUO SunPower Sdn. Bhd. (“AUSP”)	Manufacturing and sales of solar power products	Malaysia	-	$-	50	$7,240,360
Others				325,012		373,473
				$325,012		$7,613,833

AUO, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”) which is 100% owned by SunPower Corporation. In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (equivalents to $966,600 thousand) and agreed to contribute additional cash over time. The total cash payments made by the Company amounted to US$180,069 thousand. In September 2016, AUSG disposed of its entire 50% interest in AUSP to SPTL for total selling price of $5,408,546 thousand (US$170,100 thousand) in cash and recognized a loss on disposal, net of tax, amounting to $382,608 thousand. The selling price will be settled with repayment of installments over the years. As of December 31, 2016, the outstanding selling price amounting to US$61,100 thousand is classified as long-term receivables under other noncurrent assets, which will be received in cash at US$1,100 thousand, US$30,000 thousand and US$30,000 thousand in year 2018, 2019 and 2020, respectively.

F-44	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Additionally, in September 2016, AUO entered into a long-term Module Supply Agreement with SunPower Systems Sarl (“SPSW”), a subsidiary of SunPower Corporation, under which, SPSW agreed to supply AUO with commercial terms of SunPower’s E-Series solar modules. AUO has prepaid in full to SPSW in September 2016 and classified the prepayment under other current assets and other noncurrent assets, respectively, by its liquidity.

There is no individually significant joint venture for the Company. The following table summarized the amount recognized by the Company at its share of those joint ventures.

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
The Company’s share of profits of joint ventures	$82,134	201,287	183,144
The Company’s share of other comprehensive income (loss) of joint ventures	(314,710)	394,132	153,517
The Company’s share of total comprehensive income (loss) of joint ventures	$(232,576)	595,419	336,661

As of December 31, 2016 and 2015, none of the Company’s investments in equity-accounted investees was pledged as collateral.

12.	Business Combinations

(a)	Acquisition of subsidiaries

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

F-45	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The following table summarizes the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

Fair value
(in thousands)
Cash and cash equivalents	$2,763,252
Accounts receivable and other current assets	4,812,335
Accounts payable and other current liabilities	(4,873,057)
Available-for-sale financial assets – non-publicly traded equity	428,298
Investments in equity-accounted investees	399,916
Property, plant and equipment	5,956,972
Prepaid lease payment – noncurrent	295,369
Other net liabilities	(663,202)
Long-term loans	(600,000)
Total identifiable net assets acquired	$8,519,883

F-46	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation techniques used for measuring the fair value of material assets acquired were as follows.

Assets acquired	Valuation techniques
Property, plant and equipment	Market comparison technique and cost technique: The valuation model considers quoted market prices for similar items when available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

(d)	Gain on bargain purchase arising from the acquisition

Gain on bargain purchase arising from the acquisition was recognized as follows:

Amount
(in thousands)
Total consideration for the acquisition	$5,635,970
Less: Fair value of identifiable net assets	(8,519,883)
Gain on bargain purchase	$(2,883,913)

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

F-47	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.	Property, Plant and Equipment

	For the year ended December 31, 2016
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$9,112,286	–	(14,455)	(223,850)	8,873,981
Buildings	122,156,354	1,086	(580,089)	9,018,493	130,595,844
Machinery and equipment	779,019,328	2,424,626	(24,033,087)	40,635,567	798,046,434
Other equipment	34,248,005	4,532,365	(6,462,949)	102,315	32,419,736
	944,535,973	6,958,077	(31,090,580)	49,532,525	969,935,995
Accumulated depreciation and impairment loss:
Land	184,889	–	(14,487)	2,995	173,397
Buildings	32,791,946	3,107,870	(132,589)	261,074	36,028,301
Machinery and equipment	694,955,031	30,329,428	(23,846,019)	(3,327,777)	698,110,663
Other equipment	30,215,702	5,130,524	(6,430,868)	(2,761,185)	26,154,173
	758,147,568	38,567,822	(30,423,963)	(5,824,893)	760,466,534
Prepayments for purchase of land and equipment, and construction in progress	22,397,204	48,931,054	(29,246)	(58,026,641)	13,272,371
Net carrying amounts	$208,785,609				222,741,832

	For the year ended December 31, 2015
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$9,238,072	200,006	(513,574)	187,782	9,112,286
Buildings	130,481,487	22,234	(1,512,232)	(6,835,135)	122,156,354
Machinery and equipment	781,274,965	2,855,605	(29,667,810)	24,556,568	779,019,328
Other equipment	37,480,550	3,464,238	(7,037,238)	340,455	34,248,005
	958,475,074	6,542,083	(38,730,854)	18,249,670	944,535,973

Accumulated depreciation and impairment loss:
Land	179,227	–	–	5,662	184,889
Buildings	33,490,096	5,309,628	(1,244,735)	(4,763,043)	32,791,946
Machinery and equipment	673,810,520	43,794,880	(29,282,299)	6,631,930	694,955,031
Other equipment	32,993,554	4,773,205	(7,027,110)	(523,947)	30,215,702
	740,473,397	53,877,713	(37,554,144)	1,350,602	758,147,568
Prepayments for purchase of land and equipment, and construction in progress	13,813,047	25,422,448	(495)	(16,837,796)	22,397,204
Net carrying amounts	$231,814,724				208,785,609

F-48	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2016 and 2015, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was registered in the name of a farmer due to regulations. An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

ACTW sold its lands located in Chang Hua Coastal Industrial Park, Taiwan, during 2015 and 2014. The selling price amounted to $790,342 thousand and $810,000 thousand, respectively and gains on disposal amounted to $276,769 thousand and $77,121 thousand, respectively.

According to the resolution of board of directors’ meeting held on August 10, 2015, AUO decided to sell part of its plants and has entered into an agreement with Wistron NeWeb Corporation. This transaction was completed in December 2015, and the selling price and gain on disposal (net of costs of disposal) were $808,504 thousand and $558,206 thousand, respectively.

Pursuant to the resolution of AETJ’s board of directors’ meeting held on December 9, 2015, AETJ decided to sell its use right of land and plants to Tianjin Binhai Hi-tech Development Area Asset Management Ltd. The assets were classified as noncurrent assets held for sale in the consolidated statement of financial position as of December 31, 2015. This transaction was completed in June 2016, and the selling price and gain on disposal (net of costs of disposal) were $683,078 thousand (RMB141,117 thousand) and $14,717 thousand, respectively.

In 2015, the Company recognized an impairment loss relating to its display segment of $172,530 thousand, for certain machineries and equipments with low utilization resulting from the decline in the application for certain products.

Some indications of impairment existed in the Company’s solar segment; therefore, the Company performed its impairment assessment over the solar CGU’s long-term assets with lower capacity utilization. In 2016, 2015 and 2014, the Company wrote down certain long-term assets with lower capacity utilization and recognized impairment losses of $34,047 thousand, $101,764 thousand and $2,296,081 thousand, respectively.

Polysilicon in the solar industry has experienced significant downturns including sharp decline in pricing because of oversupply capacity worldwide; therefore, the management of M.Setek, the Company’s subsidiary in Japan, decided to cease the production of polysilicon which was approved by the board of directors of M.Setek on January 8, 2016. The Company performed its impairment assessment over the polysilicon CGU’s long-term assets in the fourth quarter of 2015. The recoverable amount was determined based on the relevant assets’ estimated fair value less cost of disposal. The fair value of long-term assets was determined by management with reference to the sales prices of recent transactions of similar asset in the same geographical area.

The fair value measurement was categorised as a Level 3 fair value based on inputs in the valuation techniques used.

F-49	(Continued)

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

In December 2016, M.Setek entered into sales agreements and letter of intent with TAKEEI Corporation and other companies, respectively, to dispose part of its land and buildings with selling price amounted to JPY3,084,000 thousand. Under which, transactions with selling amount of JPY1,210,000 thousand have not completed as of the reporting date, the underlying assets are presented as noncurrent assets held for sale. The remaining assets did not meet the requirements of IFRS 5 and are presented as property, plant and equipment as of December 31, 2016.

The capitalized borrowing costs were $542,994 thousand, $186,025 thousand and $210,882 thousand for the years ended December 31, 2016, 2015 and 2014, respectively. The interest rates applied for the capitalization, ranged from 1.09% to 4.66%, 1.29% to 6.73% and 1.00% to 6.89% for the years ended December 31, 2016, 2015 and 2014, respectively.

Certain property, plant and equipment were pledged as collateral, see note 37.

F-50	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.	Investment Property

	For the year ended December 31, 2016
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Land	$465,868	–	–	465,868
Fair Value	$1,402,040			1,402,040

	For the year ended December 31, 2015
	Balance, Beginning of Year	Additions	Disposal	Balance, End of Year
	(in thousands)
Land	$465,868	–	–	465,868
Fair Value	$1,145,098			1,402,040

AUO decided to sell all its plants and land located in Jhunan, Taiwan to Lextar on August 13, 2014. The transfer was completed in November 2014 and the selling price and gain on disposal were $1,061,297 thousand and $279,729 thousand, respectively.

The fair value of investment property is based on a valuation performed by a qualified independent appraiser who holds a recognized and relevant professional qualification and has recent valuation experience in the location and category of the investment property being valued. The valuation is performed using market valuation approach and land development analysis approach with reference to available market information.

The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation techniques used. Market valuation approach is through comparison, analysis, adjustment and other means of value for comparable properties to estimate the value of the investment property. Land development analysis approach determine the fair value of investment property based on the value prior to development or construction, after deducting the direct cost, indirect cost, capital interest and profit during the development period, and also consider total sales price of properties after completion of development or construction. It also incorporates the possibility of changes in utility of land through development or improvement in accordance with legal use and density of the land.

The inputs in valuation techniques are overall capital interest rate and rate of return of 2.06% and 10.00%, respectively.

Certain investment property were pledged as collateral, see note 37.

F-51	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.	Intangible Assets

	For the year ended December 31, 2016
	Balance, Beginning of Year	Additions	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$11,901,662	187,020	(9,915)	12,078,767
Accumulated amortization:
Patent and technology fee	8,606,978	1,159,465	(9,915)	9,756,528
Net carrying amounts	$3,294,684			2,322,239

	For the year ended December 31, 2015
	Balance, Beginning of Year	Additions	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$11,597,995	303,282	385	11,901,662
Accumulated amortization:
Patent and technology fee	7,712,240	894,362	376	8,606,978
Net carrying amounts	$3,885,755			3,294,684

16.	Other Current Assets and Other Noncurrent Assets

	December 31,
	2016	2015
	(in thousands)
Prepayment for equipment	$463,910	4,817,842
Refundable and overpaid tax	3,015,534	2,551,114
Long-term prepaid rents	1,940,489	2,158,758
Prepayments for purchases	3,360,869	1,041,314
Long-term receivables	1,974,271	–
Refundable deposits	133,221	128,727
Others	2,481,104	1,259,441
	13,369,398	11,957,196
Less: current	(6,330,283)	(3,796,085)
Noncurrent	$7,039,115	8,161,111

F-52	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.	Short-term Borrowings

	December 31,
	2016	2015
	(in thousands)
Unsecured borrowings	$526,723	1,593,714
Unused credit facility	$33,877,442	29,219,632
Interest rate	4.35%~ 4.39%	1.25%~ 1.30%

18.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%. The duration period is five years commencing from the issuance date.

AUO purchased the outstanding ECB starting from 2011. In 2015 and 2014, AUO purchased the outstanding ECB with par value of US$399,700 thousand and US$180,800 thousand, respectively, at costs of US$461,015 thousand and US$198,519 thousand, respectively. The remaining outstanding balance of ECB with par value of US$14,500 thousand was fully redeemed by AUO at the redemption price equal to 115.34% of the remaining par value of ECB on the maturity date of October 13, 2015, with no exercise of conversion rights.

19.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2016	December 31, 2015
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Feb. 2015 to Feb. 2020	$25,800,000	20,000,000
Bank of Taiwan and others	From Apr. 2016 to Apr. 2021	25,000,000	–
Bank of Taiwan and others	From Jan. 2014 to Jan. 2019	23,672,000	26,900,000
Bank of Taiwan and others	From Feb. 2013 to Aug. 2017	7,596,757	13,132,757
Bank of Taiwan and others	From Dec. 2009 to Oct. 2016	–	11,881,032
Bank of Taiwan and others	From Sep. 2011 to Sep. 2016	–	14,860,950
First Commercial Bank and others	From Feb. 2016 to Feb. 2019	3,000,000	–
First Commercial Bank and others	From Feb. 2012 to Feb. 2016	–	3,139,247
Standard Chartered Bank and others	From Sep. 2014 to Mar. 2019	2,358,776	3,172,800
Bank of China and others	From Nov. 2015 to Nov. 2023	21,216,394	148,818
Unsecured loans	From Jul. 2011 to Nov. 2019	16,005,955	14,978,755
Mortgage loans	From Apr. 2016 to Apr. 2021	95,727	–
		124,745,609	108,214,359
Less: transaction costs		(482,989)	(569,191)
		124,262,620	107,645,168
Less: current portion		(18,074,627)	(39,107,738)
		$106,187,993	68,537,430
Unused credit facility		$43,228,323	83,531,440
Interest rate range		1.09%~ 4.90%	1.17%~ 5.00%

F-53	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment, and to fulfill working capital, as well as to repay the matured debts. A commitment fee is negotiated with the leading banks of syndicated loans, and is calculated based on the committed-to-withdraw but unused balance, if any. No commitment fees were paid for the year ended December 31, 2016.

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

As of December 31, 2015, AUO was in compliance with the covenants under each of the loan agreements except for one of AUO’s subsidiaries which failed to comply with tangible net worth covenants in its loan agreements. Failure to comply with financial covenants is not considered an event of default under the loan agreements until a resolution is made by majority of the banks and financial institutions to refuse for granting a waiver of the covenants. These loans were voluntarily repaid in advance by the subsidiary in the first quarter of 2016. As of December 31, 2016, the Company complied with all financial covenants under each of the loan agreements.

Refer to note 34 for detailed information of exposures to interest rate, currency, and liquidity risk. Refer to note 37 for assets pledged as collateral to secure the aforementioned long-term borrowings.

F-54	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Provisions

Movements in provisions for the years ended December 31, 2016 and 2015 were as follows:

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2016	$1,819,519	4,018,880	297,937	6,136,336
Additions	309,475	597,325	–	906,800
Usage	(265,917)	(3,405,923)	–	(3,671,840)
Reversals	(334,174)	–	(25,839)	(360,013)
Effect of change in exchange rate	(5)	(182,954)	(6,653)	(189,612)
Balance at December 31, 2016	1,528,898	1,027,328	265,445	2,821,671
Less: current	(756,079)	(1,027,328)	–	(1,783,407)
Noncurrent	$772,819	–	265,445	1,038,264

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2015	$2,668,512	7,318,092	286,362	10,272,966
Additions	65,501	4,848,442	–	4,913,943
Usage	(619,845)	(8,012,397)	–	(8,632,242)
Reversals	(294,592)	–	–	(294,592)
Effect of change in exchange rate	(57)	(135,257)	11,575	(123,739)
Balance at December 31, 2015	1,819,519	4,018,880	297,937	6,136,336
Less: current	(993,481)	(4,018,880)	–	(5,012,361)
Noncurrent	$826,038	–	297,937	1,123,975

(a)	Provisions for warranties

The provisions for warranties were estimated based on historical experience of warranty claims rate associated with similar products and services. The Company expects most warranty claims will be made within two years from the date of the sale of the product.

(b)	Provisions for litigation and claims

The provisions for litigation and claims pertain to current litigation and settlement agreements. See note 38(d) for further information.

F-55	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Operating Leases

(a)	Lessees

Non-cancellable lease payments as of December 31, 2016 and 2015 were as follows:

	December 31,
	2016	2015
	(in thousands)
Less than one year	$843,880	863,465
Between one and five years	3,483,532	2,614,891
More than five years	4,011,338	3,020,500
	$8,338,750	6,498,856

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

Pursuant to the resolution of board of directors’ meeting held on December 22, 2016, AUO is to acquire the land located at Tainan Technology Industrial Park, which is originally leased from Ministry of Economic Affairs with an acquisition price approximately at $559,000 thousand. The approval was granted by Ministry of Economic Affairs in January 2017.

In addition, the Company’s subsidiaries, including ACTW, DPTW and AUCZ, also entered into operating lease agreements for operating facilities and land, under which the lease agreements will expire from March 2020 through December 2030.

Rental expense for operating leases amounted to $1,178,774 thousand, $1,115,570 thousand and $1,143,750 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company’s subsidiaries in China have obtained the land use rights which were recognized as long-term prepaid rents.

F-56	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Lessor

The Company leased its investment properties to third parties under operating lease. Refer to note 14 for further information on investment properties.

Non-cancellable lease receivables as of December 31, 2016 and 2015, were as follows:

	December 31,
	2016	2015
	(in thousands)
Less than one year	$8,052	8,052
Between one and five years	32,208	32,208
More than five years	87,230	95,282
	$127,490	135,542

The Company also leased partial offices, see note 28 for rental income. Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2016, 2015 and 2014 amounted to $449 thousand, $403 thousand and $11,935 thousand, respectively.

22.	Employee Benefits

(a)	Defined benefit plans

Pursuant to the ROC Labor Standards Law, AUO and DPTW have established defined benefit pension plans covering their full-time employees in the ROC. These plans provide for retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement. The funding of these retirement plans by the companies is based on a certain percentage of employees’ total salaries. The funds are deposited with Bank of Taiwan.

M.Setek has established defined benefit pension plans providing for retirement benefits to retiring employees based on years of service, position, and certain other factors in accordance with the regulations of its country of establishment.

(1)	Recognized liabilities for defined benefit obligation at the reporting date were as follows:

	December 31,
	2016	2015
	(in thousands)
Present value of defined benefit obligation	$(3,027,176)	(2,813,072)
Fair value of plan assets	2,105,690	2,059,399
Net defined benefit liability	$(921,486)	(753,673)

F-57	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Movement in net defined benefit liability

The following table shows a reconciliation for net defined benefit liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2016	2015	2016	2015	2016	2015
	(in thousands)
Balance at January 1,	$(2,813,072)	(2,510,735)	2,059,399	1,919,312	(753,673)	(591,423)
Included in profit or loss
Service cost	(18,227)	(10,887)	–	–	(18,227)	(10,887)
Interest cost	(53,959)	(55,193)	–	–	(53,959)	(55,193)
Expected return on plan assets	–	–	39,054	43,048	39,054	43,048
	(72,186)	(66,080)	39,054	43,048	(33,132)	(23,032)

Included in OCI
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(51,349)	(79,154)	–	–	(51,349)	(79,154)
- financial assumptions	(244,142)	(88,709)	–	–	(244,142)	(88,709)
- experience adjustment	91,378	(90,997)	–	–	91,378	(90,997)
Return on plan assets excluding interest income	–	–	(21,081)	7,459	(21,081)	7,459
	(204,113)	(258,860)	(21,081)	7,459	(225,194)	(251,401)
Other
Contributions paid by the employer	–	–	103,761	105,145	103,761	105,145
Benefits paid	62,516	25,240	(28,443)	(15,565)	34,073	9,675
Effect of changes in exchange rates and others	(321)	(2,637)	(47,000)	–	(47,321)	(2,637)
	62,195	22,603	28,318	89,580	90,513	112,183
Balance at December 31,	$(3,027,176)	(2,813,072)	2,105,690	2,059,399	(921,486)	(753,673)

(3)	Plan assets

-

AUO and DPTW contribute an amount based on a certain percentage of employees’ total salaries paid every month to their respective pension funds (the “Funds”), which are administered by the Bureau of Labor Fund, Ministry of Labor and supervised by the Labor Pension Fund Supervisory Committee (the “Committee”) and deposited in the Committee’s name with Bank of Taiwan. Under the ROC Labor Standards Law, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return.

F-58	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2016, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $2,153,148 thousand. Information on utilization of labor pension funds, including the yield rate of funds and the component of plan assets are available at the Bureau of Labor Funds, Ministry of Labor website.

Under the defined benefit plans in Japan, M.Setek is responsible to pay to employees when they are retired.

In 2016, DPTW reached an agreement with its employees for terminating its defined benefit plans with a withdrawal of $47,000 thousand from the surplus of pension fund. A loss on settlement amounting to $8,967 thousand is then recognized in profit or loss.

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions

	As of December 31,
	2016	2015
Discount rate	0.33%~1.80%	0.53%~2.00%
Rate of increase in future salary	1.19%~3.79%	1.19%~3.79%

The Company anticipates contributing $103,761 thousand to the defined benefit plans in the next year starting from January 1, 2017.

As at December 31, 2016, the weighted-average duration of the defined benefit obligation was between 9 years to 22 years.

(ii)	Sensitivity analysis

Reasonably possible changes at December 31, 2016 and 2015 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2016		December 31, 2015
	Changes in assumptions		Changes in assumptions
	+ 0.25%	- 0.25%	+ 0.25%	- 0.25%
	(in thousands)		(in thousands)
Discount rate	$(156,764)	166,453	(146,656)	156,049
Rate of increase in future salary	$164,140	(155,466)	154,530	(146,035)

In practical, the relevant actuarial assumptions are correlated to each other. The approach to develop the sensitivity analysis as above is the same approach to recognize the net defined benefit liability in the statement of financial position. The approach to develop the sensitivity analysis and its relevant actuarial assumptions are the same as those in previous year.

F-59	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Defined contribution plans

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

AUO and its subsidiaries in the ROC have set up defined contribution plans in accordance with the Act. For the years ended December 31, 2016, 2015 and 2014, these companies set aside $936,923 thousand, $927,083 thousand and $873,889 thousand, respectively, of the pension costs under the pension plan to the ROC Bureau of the Labour Insurance. Except for the aforementioned companies, other foreign subsidiaries recognized pension expenses of $1,127,958 thousand, $1,400,994 thousand and $1,276,125 thousand for the years ended December 31, 2016, 2015 and 2014, respectively, for the defined contribution plans based on their respective local government regulations.

23.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, both amounted to $100,000,000 thousand as of December 31, 2016 and 2015.

AUO’s issued and outstanding common stock, with par value of $10 per share, both amounted to $96,242,451 thousand as of December 31, 2016 and 2015.

AUO’s ADSs were listed on the New York Stock Exchange. Each ADS represents 10 shares of common stock. As of December 31, 2016, AUO had issued 77,673 thousand ADSs, which represented 776,729 thousand shares of its common stock.

(b)	Capital surplus

Balance of capital surplus as of December 31, 2016 and 2015 were as follows:

	December 31,
	2016	2015
	(in thousands)
From common stock	$52,756,091	52,756,091
From convertible bonds	6,049,862	6,049,862
From others	1,171,790	1,441,895
	$59,977,743	60,247,848

F-60	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

According to the ROC Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be used to issue common stock as stock dividends or distribute cash as cash dividends according to the proportion of shareholdings. Pursuant to the ROC Regulations Governing the Offering and Issuance of Securities by Securities Issuers, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the paid-in capital.

(c)	Legal reserve

According to the ROC Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the paid-in capital. When a company incurs no loss, it may, pursuant to a resolution to be adopted by a shareholders' meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

(d)	Distribution of earnings and dividend policy

The amendments to AUO’s Articles of Incorporation had been approved pursuant to resolution of the shareholders’ meeting held on June 16, 2016, where 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, if any, shall be set aside as a legal reserve until the accumulated legal reserve equals AUO’s paid-in capital. In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside. The remaining current-year earnings together with accumulated undistributed earnings from preceding years can be distributed after the earnings distribution plan proposed by the board of directors is approved by resolution of the shareholders’ meeting.

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

AUO’s appropriations of earnings for 2014 had been approved in the shareholders’ meeting held on June 2, 2015. The appropriations and dividends per share were as follows:

	For fiscal year 2014
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$1,762,846
Cash dividends to shareholders	4,812,123	$0.50
	$6,574,969

F-61	(Continued)

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

AUO’s appropriations of earnings for 2015 had been approved in the shareholders’ meeting held on June 16, 2016. The appropriations and dividends per share were as follows:

	For fiscal year 2015
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$493,196
Cash dividends to shareholders	3,368,486	$0.35
	$3,861,682

The aforementioned appropriations of earnings for 2015 was consistent with the resolutions of the board of directors’ meeting held on March 10, 2016.

AUO’s appropriations of earnings for 2016 have been approved in the meeting of the board of directors held on March 22, 2017. The appropriations and dividends per share were as follows:

	For fiscal year 2016
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$781,894
Cash dividends to shareholders	5,389,577	$0.56
	$6,171,471

The appropriations of earnings for 2016 are to be presented for approval in AUO’s 2017 annual shareholders’ meeting.

Information on the approval of board of directors and shareholders for AUO’s appropriations of earnings are available at the Market Observation Post System website.

F-62	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Other components of equity

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
	(in thousands)
Balance at January 1, 2016	$6,540,196	(539,653)	14,793	6,015,336
Foreign operations – foreign currency translation differences	(5,510,836)	–	–	(5,510,836)
Effective portion of changes in fair value of cash flow hedges	–	–	7,199	7,199
Net change in fair value of available-for-sale financial assets	–	769,410	–	769,410
Equity-accounted investees – share of other comprehensive income	(342,162)	(2,582)	–	(344,744)
Realized gain on sales of securities reclassified to profit or loss	(265,849)	(2,876)	–	(268,725)
Related tax	109,657	–	–	109,657
Balance at December 31, 2016	$531,006	224,299	21,992	777,297

Balance at January 1, 2015	$5,766,162	29,107	18,440	5,813,709
Foreign operations – foreign currency translation differences	405,731	–	–	405,731
Effective portion of changes in fair value of cash flow hedges	–	–	(3,647)	(3,647)
Net change in fair value of available-for-sale financial assets	–	(521,173)	–	(521,173)
Equity-accounted investees – share of other comprehensive income	470,545	22,070	–	492,615
Realized gain on sales of securities reclassified to profit or loss	(104,905)	(69,657)	–	(174,562)
Related tax	2,663	–	–	2,663
Balance at December 31, 2015	$6,540,196	(539,653)	14,793	6,015,336

Balance at January 1, 2014	$3,836,530	260,909	8,471	4,105,910
Foreign operations – foreign currency translation differences	1,846,221	–	–	1,846,221
Effective portion of changes in fair value of cash flow hedges	–	–	9,969	9,969
Net change in fair value of available-for-sale financial assets	–	89,288	–	89,288
Equity-accounted investees – share of other comprehensive income (loss)	125,920	(8,036)	–	117,884
Realized gain on sales of securities reclassified to profit or loss	(5,025)	(313,054)	–	(318,079)
Related tax	(37,484)	–	–	(37,484)
Balance at December 31, 2014	$5,766,162	29,107	18,440	5,813,709

F-63	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Non-controlling interests, net of tax

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Balance at the beginning of the year	$22,648,604	19,329,254	14,036,520
Equity attributable to non-controlling interests:
Profit (loss) for the year	(1,211,772)	(28,161)	370,610
Adjustment of changes in ownership of investees	(191,394)	(262,229)	418,495
Foreign currency translation differences	(1,867,168)	(680,218)	419,687
Unrealized losses on available-for-sale financial assets	–	–	(880)
Remeasurement of defined benefit plans	(98)	5,003	(198)
Cash dividends from subsidiaries	(87,749)	(328,234)	(256,050)
Proceeds from subsidiaries capital increase	9,590	10,086,575	28,740
Proceeds from capital return upon dissolution of subsidiary	(83,208)	–	–
Redemption of subsidiary treasury shares	(865,633)	(227,676)	(353,242)
Effect of acquisition of non-controlling interests	37,036	(5,245,698)	–
Effect of acquisition of subsidiaries and others	(4)	(12)	4,665,572
Balance at the end of the year	$18,388,204	22,648,604	19,329,254

F-64	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Share-based Payments

The Company’s employee stock option plans were as follows:

(a)	DPTW Option Plan

(1)	In connection with the acquisition of DPTW during the year ended December 31, 2014 (see note 12), the Company assumed the DPTW stock option plan. As of December 31, 2016, the key terms and conditions related to the grants under DPTW’s outstanding employee stock option plan were disclosed as follows.

	Grant date	Total number of options issued (units in thousands)	Contractual life of options	Exercisable period	Original exercise price (per share)	Adjusted exercise price (per share)
2011 Employee stock option plan	Jan. 6, 2011	10,000	Jan. 6, 2011 – Jan. 6, 2017	After Jan 6, 2013	$29.2	$19.04

(2)	The related employee benefit expense recognized on DPTW employee stock options was $956 thousand for the year ended December 31, 2014.

(3)	Fair value of stock options

The fair value of the employee stock option granted by DPTW was measured at the date of grant using the Black-Scholes option pricing model. The valuation information was as follows:

2011 Employee Stock Option Plan
Dividend rate	-%
Expected volatility	29%
Risk-free interest rate	1.00%
Expected duration	6 years
Fair value at the grant date	NT$7.49/per unit

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

F-65	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Information about DPTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2016		2015
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$19.36	3,880,000	$20.42	6,510,000
Options expired	–	(967,000)	–	(2,630,000)
Outstanding at December 31	19.04	2,913,000	19.36	3,880,000
Exercisable at December 31		2,913,000		3,880,000

(b)	ACTW Option Plan

(1)	As of December 31, 2016, the key terms and conditions related to the grants under ACTW’s outstanding employee stock option plan were disclosed as follows:

	Grant date	Total number of options issued (units)	Contractual life of options	Exercisable period	Exercise price (per share)
2012 Employee stock option plan	Sep. 1, 2012	20,000	Sep.1, 2012 – Aug. 30, 2017	After Aug. 30, 2014	$10
2014 Employee stock option plan	Sep. 1, 2014	20,000	Sep.1, 2014 – Aug. 30, 2019	After Aug. 30, 2016	$10

(2)	The related employee benefit expenses and capital surplus recognized on ACTW’s employee stock options were $1,534 thousand, $2,386 thousand and $2,650 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

(3)	Fair value of stock options

The fair value of the employee stock options granted by ACTW was measured at the dates of grant using the Binomial option pricing model. The valuation information was as follows:

	2014 Employee Stock Option Plan	2012 Employee Stock Option Plan
Dividend rate	-%	-%
Expected volatility	38.88%	45.40%
Risk-free interest rate	1.1648%	0.8887%
Expected duration	5 years	5 years
Fair value at the grant date	NT$0.20/per share	NT$0.34/per share

F-66	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Information about ACTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2016		2015
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$10	32,843,000	$10	36,942,000
Options exercised	10	(959,000)	10	(109,000)
Options expired	–	(2,675,000)	–	(3,990,000)
Outstanding at December 31	10	29,209,000	10	32,843,000
Exercisable at December 31		20,578,000		11,096,000

25.	Revenue

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Sale of goods	$318,243,539	351,566,289	402,159,981
Other operating revenue	10,845,497	8,780,205	6,018,769
	$329,089,036	360,346,494	408,178,750

Refer to note 39 for further revenue information.

26.	Remuneration to Employees and Directors

According to AUO’s Articles of Incorporation, AUO should distribute remuneration to employees and directors not less than 5% and not more than 1% of annual profits, respectively, after offsetting accumulated deficits, if any. Only employees, including employees of affiliate companies that meet certain conditions are subject to the abovementioned remuneration which to be distributed in stock or cash. The said conditions and distribution method are decided by board of directors or the personnel authorized by board of directors.

F-67	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2016 and 2015, AUO estimated the remuneration to employees amounting to $1,107,486 thousand and $665,815 thousand, respectively. AUO accrued remuneration to employees based on the profits before income tax, excluding the remuneration to employees and directors of each period, multiplied the percentage resolved by board of directors. Remuneration to directors was estimated based on the amount expected to pay and recognized together with the remuneration to employees as costs for sales or expenses. If remuneration to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of remuneration by the closing price of the shares (ignoring ex-dividend effect) on the day preceding the board of directors’ meeting. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are accounted for as a change in accounting estimate and adjusted prospectively to next year’s profit or loss.

Remuneration to employees and directors for 2015 in the amounts of $665,815 thousand and $13,316 thousand, respectively, in cash for payment had been approved in the meeting of board of directors held on March 10, 2016. The aforementioned approved amounts are the same as the amounts charged against earnings of 2015.

Remuneration to employees and directors for 2016 in the amounts of $1,107,486 thousand and $24,226 thousand, respectively, in cash for payment have been approved in the meeting of board of directors held on March 22, 2017. The aforementioned approved amounts are the same as the amounts charged against earnings of 2016.

The information about AUO’s remuneration to employees and directors is available at the Market Observation Post System website.

27.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Recognized in cost of sales	$34,305,760	42,558,430	51,354,308
Recognized in operating expenses(i)	4,228,015	4,293,057	4,702,383
	$38,533,775	46,851,487	56,056,691

Depreciation of investment property for the year ended December 31, 2014 in the amount of $7,778 thousand was not included.

F-68	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Amortization of intangible assets

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Recognized in cost of sales	$1,159,465	892,566	834,842
Recognized in operating expenses(i)	–	1,796	3,417
	$1,159,465	894,362	838,259

(c)	Employee benefits expenses

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Salaries and wages	$33,283,639	34,161,791	34,978,839
Labor and health insurances	1,804,900	1,879,782	1,702,698
Retirement benefits	2,098,013	2,351,109	2,178,226
Other employee benefits	3,024,372	2,910,576	2,283,959
	$40,210,924	41,303,258	41,143,722

Employee benefits expense summarized by function
Recognized in cost of sales	$30,950,614	32,781,145	31,828,044
Recognized in operating expenses(i)	9,260,310	8,522,113	9,315,678
	$40,210,924	41,303,258	41,143,722

(i)	Operating expenses are inclusive of selling and distribution expenses, general and administrative expenses and research and development expenses.

28.	Other Income

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Interest income on bank deposits	$491,160	629,057	431,215
Interest income on government bonds with reverse repurchase agreements and others	3,382	43,581	37,175
Rental income, net	527,381	472,484	447,062
Dividend income	107,141	112,661	4,350
Grants	631,750	337,526	452,246
Insurance compensation and others	619,414	602,284	790,059
	$2,380,228	2,197,593	2,162,107

F-69	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

29.	Other Gains and Losses

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Foreign exchange gains, net	$770,325	537,248	853,552
Gains (losses) on valuation of financial instruments measured at fair value through profit or loss, net	(411,437)	939,117	(138,915)
Gains (losses) on disposals of investments and financial assets, net	(333,858)	(10,618)	713,222
Gains (losses) on disposals of property, plant and equipment, net	24,278	585,196	(307,630)
Gain on disposal of investment properties	–	–	279,729
Impairment losses on investments and financial assets, net	–	–	(107,494)
Impairment losses on property, plant and equipment and investment property, net	(34,733)	(7,026,226)	(2,263,540)
Gain on bargain purchase	–	–	2,883,913
Litigation losses and others	(940,248)	(5,003,037)	(2,714,640)
	$(925,673)	(9,978,320)	(801,803)

30.	Finance Costs

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Interest expense on long-term borrowings	$2,577,416	2,540,724	3,034,502
Interest expense on short-term borrowings and others	130,471	50,299	1,010,631
	$2,707,887	2,591,023	4,045,133

F-70	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

31.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income taxes liabilities individually on a stand-alone basis using the enacted tax rates in their respective tax jurisdictions.

(a)	The components of income tax expense (benefit) for the years ended December 31, 2016, 2015 and 2014 were as follows:

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Current income tax expense (benefit):
Current year	$1,601,384	1,561,194	2,501,230
Adjustment to prior years and others	879,337	(208,609)	43,041
	2,480,721	1,352,585	2,544,271

Deferred tax expense (benefit):
Temporary differences	(98,137)	(163,513)	617,328
Investment tax credit and tax losses carryforwards	49,961	(804,231)	81,621
	(48,176)	(967,744)	698,949
Total income tax expense	$2,432,545	384,841	3,243,220

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2016, 2015 and 2014 were as follows:

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit obligations	$–	(681)	(622)
Items that are or may be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences	$(230,202)	(16,050)	86,211

F-71	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Reconciliation of the expected income tax expense (benefit) calculated based on the ROC statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014, was as follows:

	For the years ended December 31,
	2016		2015		2014
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$11,185,902		$7,598,850		$19,980,459
Income tax expense at AUO’s statutory tax rate	17.00%	1,901,603	17.00%	1,291,804	17.00%	3,396,678
Effect of different subsidiaries income tax rate	2.55%	285,661	(21.08%)	(1,601,591)	(5.48%)	(1,095,789)
Share of profit of equity-accounted subsidiaries	(3.86%)	(432,163)	(28.84%)	(2,191,605)	(4.48%)	(895,077)
Tax-exempt income	–	–	–	–	(2.43%)	(485,715)
Effect of changes in statutory income tax rate	–	–	4.02%	305,312	(0.47%)	(94,076)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	(9.76%)	(1,091,327)	24.15%	1,835,311	(0.55%)	(110,481)
Net of non-taxable income and non-deductible expense	2.47%	275,706	0.78%	58,821	1.78%	356,613
Loss (gain) from domestic long-term investment	(1.51%)	(168,484)	5.41%	411,293	2.46%	491,914
Tax on undistributed earnings, net	6.84%	765,419	6.82%	518,356	8.55%	1,708,860
Adjustments to prior year	8.01%	895,861	(3.14%)	(238,555)	(0.15%)	(30,666)
Others	–	269	(0.06%)	(4,305)	–	959
Income tax expense		$2,432,545		$384,841		$3,243,220
Effective tax rate	21.74%		5.06%		16.23%

The above reconciliation is prepared based on each individual entity of the Company and presented on an aggregate basis.

F-72	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets		Deferred tax liabilities		Total
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(in thousands)
Investment tax credits	$840,112	859,300	–	–	840,112	859,300
Tax losses carryforwards	–	49,961	–	–	–	49,961
Unrealized loss and expenses	182,443	188,581	(3,495)	(940)	178,948	187,641
Inventories write-down	69,938	22,848	–	–	69,938	22,848
Foreign investment gains under the equity method	–	–	(1,091,023)	(1,174,733)	(1,091,023)	(1,174,733)
Remeasurement of defined benefit plans	–	2,798	–	–	–	2,798
Foreign operations – foreign currency translation differences	–	–	(81,847)	(312,049)	(81,847)	(312,049)
Unrealized gains on available -for-sale financial assets	–	–	–	(903)	–	(903)
Others	644,361	864,365	(653,899)	(779,631)	(9,538)	84,734
Deferred tax assets (liabilities)	$1,736,854	1,987,853	(1,830,264)	(2,268,256)	(93,410)	(280,403)

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2015	Recognized in profit or loss	Recognized in other comprehensive income	Effect of exchange rate and others	December 31, 2015	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2016
	(in thousands)
Investment tax credits	$–	829,972	–	29,328	859,300	–	–	(19,188)	840,112
Tax losses carryforwards	75,701	(25,740)	–	–	49,961	(49,961)	–	–	–
Unrealized loss and expenses	178,087	10,088	–	(534)	187,641	4,256	–	(12,949)	178,948
Inventories write-down	8,777	14,071	–	–	22,848	49,658	–	(2,568)	69,938
Foreign investment losses (gains) under the equity method	(1,263,537)	88,804	–	–	(1,174,733)	83,710	–	–	(1,091,023)
Remeasurement of defined benefit plans	2,117	–	681	–	2,798	–	–	(2,798)	–
Foreign operations – foreign currency translation differences	(328,099)	–	16,050	–	(312,049)	–	230,202	–	(81,847)
Unrealized gains on available-for-sale financial assets	(908)	–	–	5	(903)	–	–	903	–
Others	58,110	50,549	–	(23,925)	84,734	(39,487)	–	(54,785)	(9,538)
Total	$(1,269,752)	967,744	16,731	4,874	(280,403)	48,176	230,202	(91,385)	(93,410)

F-73	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Unrecognized deferred tax assets and unrecognized deferred tax liabilities

Deferred tax assets have not been recognized in respect of the following items.

	December 31,
	2016	2015
	(in thousands)
Unused investment tax credits	$47,268	67,490
Unused tax losses carryforwards	33,392,529	31,176,866
Goodwill	–	132,461
Inventories write-down	536,102	858,708
Difference in depreciation expense for tax and financial purposes	2,471,376	3,241,626
Others	3,545,013	7,094,603
	$39,992,288	42,571,754

The unused investment tax credits with no expiration for the year ended December 31, 2016 from AUST and ACMK were $6,513 thousand and $40,755 thousand, respectively.

Tax loss carryforwards is utilized in accordance with the relevant jurisdictional tax laws and regulations. Net losses from foreign subsidiaries are approved by tax authorities in respective jurisdiction to offset future taxable profits. Under the ROC tax laws, approved tax losses of AUO and its domestic subsidiaries can be carried forward for 10 years to offset future taxable profits.

As of December 31, 2016, the expiration period for abovementioned unrecognized deferred tax assets of unused tax losses carryforwards were as follows:

	Unrecognized deferred tax assets
Year of assessment	(in thousands)	Expiration in year
2009	$3,711,751	2017 ~ 2019
2010	670,176	2019
2011	8,774,308	2020~
2012	9,758,395	2017 ~ 2022
2013	1,825,890	2018 ~ 2023
2014	2,187,832	2019 ~ 2024
2015	3,956,566	2020 ~ 2025
2016 (estimated)	2,507,611	2021 ~ 2026
	$33,392,529

As of December 31, 2016 and 2015, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred tax liabilities amounted to $448,513 thousand and $673,044 thousand, respectively.

F-74	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Assessments by the tax authorities

As of December 31, 2016, the tax authorities had completed the examination of income tax returns of AUO through 2014.

(h)	The integrated income tax system

The balance of the imputation credit account of AUO as of December 31, 2016 and 2015 was $3,878,285 thousand and $4,025,832 thousand, respectively.

The estimated and actual creditable ratios for distribution of AUO’s earnings under Taiwan Financial Reporting Standards of 2016 and 2015, which is for ROC resident shareholders, were 17.97% and 26.29%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

The abovementioned integrated income tax information is prepared in accordance with Decree No. 10204562810 announced on October 17, 2013, by the ROC Ministry of Finance.

32.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2016, 2015 and 2014 were calculated as follows:

	For the years ended December 31,
	2016	2015	2014
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$9,965,129	7,242,170	16,366,629
Weighted-average number of common shares outstanding during the year (basic)	9,624,245	9,624,245	9,624,245
Basic earnings per share	$1.04	0.75	1.70

F-75	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 were calculated as follows:

	For the years ended December 31,
	2016	2015	2014
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$9,965,129	7,242,170	16,366,629
Effect of convertible bonds	–	(340,686)	–
Profit used in the computation of diluted earnings per share	$9,965,129	6,901,484	16,366,629
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,624,245	9,624,245	9,624,245
Effect of employee remuneration in stock	107,547	67,731	74,138
Effect of convertible bonds	–	199,894	–
Weighted-average number of common shares (diluted)	9,731,792	9,891,870	9,698,383
Diluted earnings per share	$1.02	0.70	1.69

The ECB was not taken into above consideration for the calculation of diluted earnings per share for the year ended December 31, 2014 due to its anti-dilutive effect.

33.	Financial Instruments

(1)	Fair value and carrying amount

The carrying amount of the Company’s non-derivative financial instruments－current, including cash and cash equivalents, receivables or payables (including related parties), other current financial assets, and short-term borrowings, were considered to approximate their fair value due to their short-term nature. Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Available-for-sale financial assets－noncurrent	$3,030,278	3,030,278	2,148,141	2,148,141
Foreign currency forward contracts	65,669	65,669	214,194	214,194
Refundable deposits	133,221	133,221	128,727	128,727
Financial liabilities:
Long-term borrowings (including current installments)	124,262,620	124,262,620	107,645,168	107,645,168
Foreign currency forward contracts	896,998	896,998	553,663	553,663
Interest rate swap contracts	3,540	3,540	10,739	10,739
Guarantee deposits received	838,263	838,263	913,804	913,804

F-76	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The refundable deposits and guarantee deposits received are based on carrying amount as there is no fixed maturity.

The fair value of floating-rate long-term borrowings approximates to their carrying value.

F-77	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Fair value measurements recognized in the consolidated statements of financial position

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

(i)	Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets.

(ii)	Level 2 inputs: Other than quoted prices included within Level 1, inputs are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

(iii)	Level 3 inputs: Derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value measurement level of an asset or liability within their fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2016
Assets:
Available-for-sale financial assets－noncurrent	$2,836,696	–	193,582	3,030,278
Foreign currency forward contracts	–	65,669	–	65,669
Liabilities:
Foreign currency forward contracts	–	896,998	–	896,998
Interest rate swap contracts	–	3,540	–	3,540

December 31, 2015
Assets:
Available-for-sale financial assets－noncurrent	$2,077,203	–	70,938	2,148,141
Foreign currency forward contracts	–	214,194	–	214,194
Liabilities:
Foreign currency forward contracts	–	553,663	–	553,663
Interest rate swap contracts	–	10,739	–	10,739

There were no transfers between Level 1 and 2 for the years ended December 31, 2016 and 2015.

F-78	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

Changes in Level 3 fair value measurements for the years ended December 31, 2016, 2015 and 2014 were as follows:

Available-for-sale financial assets without quoted market prices
(in thousands)
Balance at January 1, 2014	$300,719
Net realized/unrealized gains included in:
Profit or loss	868,742
Other comprehensive income	–
Purchases	1,681
Disposals	(1,122,214)
Effect of change in exchange rate	(11,583)
Balance at December 31, 2014	37,345
Net realized/unrealized gains included in:
Profit or loss	99,517
Other comprehensive income	–
Purchases	33,593
Disposals	(99,517)
Balance at December 31, 2015	70,938
Net realized/unrealized losses included in:
Profit or loss	(686)
Other comprehensive income	–
Purchases	66,948
Transfer in	56,400
Effect of change in exchange rate	(18)
Balance at December 31, 2016	$193,582

(i)	Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2016, 2015 and 2014 were $686 thousand, nil and $107,494 thousand, respectively.

F-79	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Description of valuation processes for fair value measurements categorized within Level 3

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

F-80	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company is exposed to the following risks due to usage of financial instruments:

(1)	Credit risk

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

The Company’s potential credit risk is derived primarily from cash in bank, cash equivalents and trade receivables. The Company deposits its cash and cash equivalent investments with various reputable financial institutions of high credit quality. The Company also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government bonds that classified as cash equivalents. There should be no major concerns for the performance capability of trading counterparts. Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Management believes that there is a limited concentration of credit risk in cash and cash equivalent investments.

The majority of the Company’s customers are in high technology industries. Management continuously evaluates and controls the credit quality, credit limit and financial strength of its customers to ensure any overdue receivables are taken necessary procedures. The Company also flexibly makes use of prepayments, accounts receivable factoring and credit insurance as credit enhancement instruments. If necessary, the Company will request collaterals or assurance from its customers in order to reduce the credit risk from particular customers.

Additionally, on the reporting date, the Company reviews the recoverability of its receivables to provide appropriate valuation allowances. Consequently, management believes there is a limited concentration of its credit risk.

For the years ended December 31, 2016 and 2015, the Company’s five largest customers accounted for 36.3% and 36.5%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

Refer to note 9 for aging analysis of accounts receivable and the movement in the allowance of doubtful accounts receivable.

For credit of guarantee, the Company’s policy is to provide financial guarantees only to wholly-owned subsidiaries.

F-81	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Liquidity risk

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

The following, except for payables (including related parties) and equipment and construction payable, are the contractual maturities of other financial liabilities. The amounts include estimated interest payments (except for short-term borrowings) but exclude the impact of netting agreements.

	Contractual cash flows	2017.1.1~ 2017.12.31	2018.1.1~ 2019.12.31	2020.1.1~ 2021.12.31	2022 and thereafter
	(in thousands)
December 31, 2016
Non-derivative financial liabilities
Short-term borrowings	$526,723	526,723	–	–	–
Long-term borrowings (including current installments)	133,125,692	21,116,908	75,423,482	27,662,194	8,923,108
Refundable deposits	838,263	75,970	3,078	7,275	751,940
Derivative financial instruments
Foreign currency forward contracts－inflows	(37,819,838)	(37,819,838)	–	–	–
Foreign currency forward contracts－outflows	38,625,310	38,625,310	–	–	–
Interest rate swap contracts	3,446	3,446	–	–	–
	$135,299,596	22,528,519	75,426,560	27,669,469	9,675,048

F-82	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Contractual cash flows	2016.1.1~ 2016.12.31	2017.1.1~ 2018.12.31	2019.1.1~ 2020.12.31	2021 and thereafter
	(in thousands)
December 31, 2015
Non-derivative financial liabilities
Short-term borrowings	$1,593,714	1,593,714	–	–	–
Long-term borrowings (including current installments)	111,672,765	40,803,750	52,961,785	17,812,457	94,773
Refundable deposits	913,804	109,831	–	2,554	801,419
Derivative financial instruments
Foreign currency forward contracts－inflows	(28,576,545)	(28,576,545)	–	–	–
Foreign currency forward contracts－outflows	28,857,477	28,857,477	–	–	–
Interest rate swap contracts	9,227	6,975	2,252	–	–
	$114,470,442	42,795,202	52,964,037	17,815,011	896,192

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

As of December 31, 2016, the Company’s total current assets exceeded its total current liabilities by $45,315 thousand. Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk.

(3)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable range, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are executed in accordance with the Company’s handling procedures for conducting derivative transactions, and also monitored by internal audit department.

F-83	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Currency risk

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

A.	Exposure of currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)		(in thousands)
December 31, 2016
Financial assets
Monetary items
USD	$2,287,148	32.312	73,902,326
JPY	20,236,416	0.2773	5,611,558
EUR	106,660	33.895	3,615,241
Non-monetary items
USD	3,000	32.312	96,936
RMB	20,758	4.6391	96,298

Financial liabilities
Monetary items
USD	1,099,799	32.312	35,536,705
JPY	26,820,343	0.2773	7,437,281
EUR	987	33.895	33,454

December 31, 2015
Financial assets
Monetary items
USD	$1,773,639	33.05	58,618,769
JPY	42,093,750	0.2743	11,546,316
EUR	69,627	36.12	2,514,927
Non-monetary items
USD	221,321	33.05	7,314,659
RMB	20,285	5.0928	103,307

Financial liabilities
Monetary items
USD	769,280	33.05	25,424,704
JPY	27,607,729	0.2743	7,572,800
EUR	1,274	36.12	46,017

F-84	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

B.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade receivables, loans and borrowings and trade payables that are denominated in foreign currency.

Depreciation or appreciation of the NTD by 1% against the USD, EUR, JPY and RMB at December 31, 2016 and 2015, while all other variables were remained constant, would have increased or decreased the net profit before tax for the years ended December 31, 2016 and 2015 as follows:

	For the years ended December 31,
	2016	2015
	(in thousands)
1% of depreciation	$401,217	396,365
1% of appreciation	(401,217)	(396,365)

C.	Foreign exchange gain (loss) on monetary items

With varieties of functional currencies within the consolidated entities of the Company, the Company disclosed foreign exchange gain (loss) on monetary items in aggregate. The aggregate of realized and unrealized foreign exchange gains for the years ended December 31, 2016, 2015 and 2014 were $770,325 thousand, $537,248 thousand and $853,552 thousand, respectively.

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

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2016, 2015 and 2014 by $307,464 thousand, $262,936 thousand and $308,184 thousand, respectively.

(iii)	Equity price risk

See note 8 for disclosure of equity price risk analysis.

35.	Capital Management

Through clear understanding and managing of significant changes in external environment, related industry characteristics, and corporate growth plan, the Company manages its capital structure to ensure it has sufficient financial resources to sustain proper liquidity, to invest in capital expenditures and research and development expenses, to repay debts and to distribute dividends in accordance to its plan. The management pursues the most suitable capital structure by monitoring and maintaining proper financial ratios as below. The Company aims to enhance the returns of its shareholders through achieving an optimized debt-to-equity ratio from time to time.

	December 31,
	2016	2015
	(in thousands)
Total liabilities	$229,024,452	218,576,058
Total equity	176,836,313	180,661,073
Interest-bearing debts	124,789,343	109,238,882
Debt-to-equity ratio	130%	121%
Interest-bearing debt-to-equity ratio	71%	60%
Net debt-to-equity ratio(1)	25%	17%

(1) Net debt-to-equity ratio is defined as interest-bearing debts less cash and cash equivalents divided by total equity.

F-86	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

36.	Related-party Transactions

AUO is the ultimate parent company of the Company’s subsidiaries. All significant inter-company transactions and balances are eliminated in the consolidated financial statements and are not disclosed in the note. The significant related party transactions were as follows:

(a)	Compensation to key management personnel

Key management personnel’s compensation comprised:

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Short-term employee benefits	$354,883	365,310	366,698
Post-employment benefits	1,937	2,168	3,064
	$356,820	367,478	369,762

(b)	Except as disclosed in the consolidated financial statements and other notes, the Company’s significant related party transactions and balances were as follows:

(1)	Sales

	Sales			Accounts receivable from related parties
	For the years ended December 31,			December 31,
	2016	2015	2014	2016	2015
	(in thousands)
Associates(1)	$554,889	8,745,681	18,187,621	58,755	37,233
Joint ventures	4,105,390	5,453,152	4,484,111	–	434,978
Others(1)	12,767,161	6,005,175	–	2,474,469	2,020,268
	$17,427,440	20,204,008	22,671,732	2,533,224	2,492,479

The collection terms for sales to related parties were month-end 30 to 55 days. The pricing for sales to related parties were not materially different from those with third parties.

(2)	Purchases

	Purchases			Notes and accounts payable to related parties
	For the years ended December 31,			December 31,
	2016	2015	2014	2016	2015
	(in thousands)
Associates(1)	$9,886,487	19,563,609	42,772,402	3,734,927	4,089,418
Joint ventures	3,754,404	4,786,344	2,854,654	–	373,151
Others(1)	18,317,386	10,587,095	–	5,088,138	4,863,602
	$31,958,277	34,937,048	45,627,056	8,823,065	9,326,171

F-87	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The payment terms for purchases from related parties were 30 to 120 days. The pricing and payment terms with related parties were not materially different from those with third parties.

(3)	Acquisition of property, plant and equipment

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Associates(1)	$7,391	368,171	5,910
Others(1)	–	326	–
	$7,391	368,497	5,910

(4)	Disposal of property, plant and equipment and others

	Proceeds from disposal
	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Associates(1)	$926	–	1,063,112
Joint ventures	–	8	–
Others(1)	–	1,790	–
	$926	1,798	1,063,112

	Gains on disposal
	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Associates(1)	$22	–	280,365
Joint ventures	–	8	–
Others(1)	–	36	–
	$22	44	280,365

(5)	Other related party transactions

	Other receivables due from related parties
	December 31,
	2016	2015
	(in thousands)
Associates(1)	$10,970	7,429
Joint ventures	–	3,701
Others(1)	23,318	16,828
	$34,288	27,958

F-88	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Other payables due to related parties
	December 31,
	2016	2015
	(in thousands)
Associates(1)	$16,218	7,875
Joint ventures	406	1,639
Others(1)	10,717	19,500
	$27,341	29,014

	Rental income
	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Associates(1)	$31,858	61,159	138,676
Joint ventures	6,611	6,659	1,701
Others(1)	90,032	47,271	–
	$128,501	115,089	140,377

	Administration and other income
	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Associates(1)	$15,083	21,132	17,891
Joint ventures	8,301	11,538	10,555
Others(1)	5,174	2,889	–
	$28,558	35,559	28,446

	Rental and other expenses
	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Associates(1)	$36,499	104,415	259,059
Joint ventures	21,821	1,168	3
Others(1)	55,131	40,546	–
	$113,451	146,129	259,062

(1)	In May 2015, the Company ceased having significant influence over Qisda, as such Qisda was no longer an associate. However, Qisda and its subsidiaries still remained as a related party and the related transaction amounts starting from June 2015 are included in the “Others” category.

The Company leased portion of its facilities to related parties. The collection term was 15 days from quarter-end, and the pricing was not materially different from that with third parties.

F-89	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014, the Company had received cash dividends from related parties of $307,481 thousand, $380,433 thousand and $321,233 thousand, respectively.

37.	Pledged Assets

The carrying amounts of the assets which the Company pledged as collateral were as follows:

		December 31,
Pledged assets	Pledged to secure	2016	2015
		(in thousands)
Restricted cash in banks(i)	R&D projects, oil purchases and guarantees for foreign labors and customs duties	$93,379	56,453
Land and building (including investment property)	Long-term borrowings	52,076,840	69,268,103
Machinery, equipment and prepayments for equipment	Long-term borrowings	27,058,442	35,722,519
		$79,228,661	105,047,075

(i) Classified as other current financial assets and other noncurrent assets by its liquidity.

38.	Contingent Liabilities and Commitments

The significant commitments and contingencies of the Company as of December 31, 2016, in addition to those disclosed in other notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As of December 31, 2016, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	December 31, 2016
(in thousands)
USD	5,165
JPY	7,052,585

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

F-90	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display Inc. (formerly Japan Display East Inc./Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display Co., Ltd. (formerly IPS Alpha Technology Ltd.), LG Display Co., Ltd., Sharp Corporation, Samsung Electronics Co., Ltd., Hydis Technologies Co., Ltd. and others. AUO believes that it is in compliance with the terms and conditions of the aforementioned agreements.

(c)	Purchase commitments

In April 2011, AUO signed a long-term materials supply agreement with Korean OCI Company Ltd. (“OCI”), under which, AUO and OCI agreed on the supply of certain polysilicon. Purchase prices were determined and adjusted through negotiation on each order basis between both parties. AUO paid proportionate prepayments in three installments to OCI in 2011. In May 2015 and December 2016, the supply agreement was amended and the amended effective term is from April 15, 2011 to December 31, 2020.

Starting from 2006, DPTW has entered into a long-term materials supply agreement with Evonik Forhouse Optical Polymers Corp. (“EFOP”), under which, DPTW and EFOP agreed on the supply of certain optical-grade molding compounds at negotiated prices and quantities.

As of December 31, 2016, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $20,056,931 thousand.

(d)	Litigation

(1)	Investigation for alleged violation of antitrust and competition laws

Since December 2006, AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, were under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Set forth below is a list of the material antitrust proceedings against AUO and certain of its subsidiaries.

United States

In 2012, the Northern California Court rendered judgment against AUO and AUUS regarding the alleged violations of Section 1 of the Sherman Act and imposed a fine of US$500 million against AUO. Such fine was fully paid by AUO by September 2015. The Northern California Court also placed AUO and AUUS on probation as well as assigned a monitor and required AUO to adopt an effective antitrust compliance program. The probationary period and monitorship ended in December 2016.

F-91	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Antitrust civil actions lawsuits in the United States and other jurisdictions

There were over 100 civil lawsuits filed against AUO, AUUS and various manufacturers in the TFT-LCD industry in the United States and Canada alleging, among other things, antitrust violations. As of March 22, 2017, AUO and AUUS have reached settlement agreements with the relevant plaintiffs, including a settlement with the state of Illinois in April 2016 and a settlement with the Costco Wholesale Corporation in September 2016.

In addition to the above cases in the United States and Canada, a lawsuit was filed by certain consumers in Israel against certain LCD manufacturers including AUO in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues including whether the lawsuit was properly served. In December 2016, the Israeli Court overturned the original decision and revoked the permission for this case to serve out of Israeli jurisdiction. The decision of the Israeli Court is appealable but subject to the permission by the Supreme Court.

The ultimate outcome of these matters is uncertain and will depend on further court proceedings.

(3)	Others

In July and August of 2014, SunPower Technology, Ltd. (“SPTL”), AUO and AUSG submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. The arbitration was amicably settled by the parties in September 2016. AUSG sold all of its shares in the joint venture company AUSP to SPTL at the price of US$170,100 thousand. Please see note 11(b) for further details. The shares purchase price shall be paid by SPTL in accordance with the agreement and guaranteed by SunPower Corporation, SPTL’s parent company. The parties have reached amicable agreements regarding the relevant issues, including terminations of the joint venture agreement and relevant agreements and agreed to terminate the arbitration.

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

(e)	Others

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

F-93	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

39.	Segment, Geographic and Revenue Information

(a)	Operating segment information

The Company has two operating segments: display and solar. The display segment generally is engaged in the research, development, design, manufacturing and sale of flat panel displays and most of our products are TFT-LCD panels. The solar segment primarily is engaged in the design, manufacturing and sale of ingots, solar wafers and solar modules, as well as providing technical engineering services and maintenance services for solar system projects.

The Company’s operating segment information for the years ended December 31, 2016, 2015 and 2014 was as follows:

	For the year ended December 31, 2016
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$304,826,682	24,262,354	329,089,036
Depreciation and amortization	$37,860,430	1,832,810	39,693,240
Inventory write-down	$3,288,067	385,146	3,673,213
Segment profit (loss)(i)	$12,703,548	(365,092)	12,338,456
Other income			2,380,228
Other gains and losses			(925,673)
Finance costs			(2,707,887)
Share of profit of equity-accounted investees			100,778
Consolidated profit before income tax			$11,185,902

	For the year ended December 31, 2015
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$333,392,294	26,954,200	360,346,494
Depreciation and amortization	$44,790,075	2,955,774	47,745,849
Inventory write-down	$5,607,166	54,100	5,661,266
Segment profit (loss)(i)	$19,225,952	(1,704,804)	17,521,148
Other income			2,197,593
Other gains and losses			(9,978,320)
Finance costs			(2,591,023)
Share of profit of equity-accounted investees			449,452
Consolidated profit before income tax			$7,598,850

F-94	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2014
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$384,335,201	23,843,549	408,178,750
Depreciation and amortization	$53,151,352	3,751,376	56,902,728
Inventory write-down	$4,678,921	52,398	4,731,319
Segment profit (loss)(i)	$24,422,504	(2,257,081)	22,165,423
Other income			2,162,107
Other gains and losses			(801,803)
Finance costs			(4,045,133)
Share of profit of equity-accounted investees			499,865
Consolidated profit before income tax			$19,980,459

(i)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2016, 2015 and 2014.

(b)	Geographic information

The geographic breakdown for the years ended December 31, 2016, 2015 and 2014 was as follows:

(1)	Net revenue from external customers

	For the years ended December 31,
	2016	2015	2014
Region	(in thousands)
PRC	$115,110,137	123,476,526	135,102,406
Taiwan	104,059,325	119,626,443	135,420,498
Japan	33,346,041	37,903,886	37,410,376
Singapore	31,776,305	30,210,618	34,237,681
Malaysia	9,168,062	10,455,953	12,951,982
Others	35,629,166	38,673,068	53,055,807
	$329,089,036	360,346,494	408,178,750

(2)	Consolidated noncurrent assets(ii)

	December 31,
	2016	2015
Region	(in thousands)
Taiwan	$148,829,366	160,343,424
PRC	68,356,214	43,123,629
Others	15,383,473	17,185,024
	$232,569,053	220,652,077

(ii)	Noncurrent assets are not inclusive of financial instruments, deferred tax assets, and prepaid pension.

F-95	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2016, 2015 and 2014, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2016	%	2015	%	2014	%
	(in thousands)
Customer A	$37,306,348	11	42,173,089	12	41,628,604	10

(d)	Product information

The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2016	2015	2014
	(in thousands)
Products for Televisions	$140,519,923	159,534,820	171,399,601
Products for Mobile PCs	52,721,494	52,488,064	75,353,605
Products for Mobile Devices	14,170,637	23,622,445	34,412,465
Products for Monitors	44,668,054	48,234,547	57,548,975
Products for Commercial and Others(iii)	52,746,574	49,512,418	45,620,555
Solar Products	24,262,354	26,954,200	23,843,549
Total	$329,089,036	360,346,494	408,178,750

(iii)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

40.	Subsequent event

Except for otherwise disclosed in the other notes to the consolidated financial statements, there is no significant reportable subsequent event.

F-96