Form 20-F
period 2017-12-31
AU OPTRONICS CORP
filed 2018-03-29
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB” or “CNY”) amounts, Japanese Yen (“JPY”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$29.64 to US$1.00, RMB6.5063 to US$1.00, JPY112.69 to US$1.00 and EUR0.8318 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 29, 2017. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 12, 2018, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$29.25 to US$1.00, RMB6.3270 to US$1.00, JPY106.52 to US$1.00 and EUR0.8118 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“AD”	Anti-Dumping Duty
“ADSs”	American Depositary Shares
“AFPD”	AFPD Pte., Ltd.
“AHVA”	Advanced hyper-viewing angle technology
“ALCD”	Advanced LCD
“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology
“AUKS”	AU Optronics (Kunshan) Co., Ltd.
“AUSP”	AUO SunPower Sdn. Bhd.
“AUSZ”	AU Optronics (Suzhou) Corp., Ltd.
“AUUS”	AU Optronics Corporation America
“BenQ”	BenQ Corporation
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“CADE”	Conselho Administrativa de Defesa Economica
“CGU”	Cash-generating unit, the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or group of assets
“China” or “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“COSO”	Committee of Sponsoring Organizations of the Treadway Commission
“CSOT”	Shenzhen China Star Optoelectronics Technology Co., Ltd.
“CVD”	Countervailing Duty
“Deposit Agreement”	Deposit agreement and its amendment
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“EPA”	Environmental Protection Administration
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“FTA”	China-South Korea Free Trade Agreement
“HD”	High Definition
“HDR”	High dynamic range technology
“Hydis”	Hydis Technologies Co., Ltd.
“IBT Act”	Income Basic Tax Act
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“Israeli Court”	District Court of the Central District in Israel
“large-size panels”	Panels ten inches and above in diagonal length
“LTPS”	Low temperature poly-silicon method

“LG Display” or “LGD”	LG Display Co., Ltd.
“M.Setek”	M.Setek Co., Ltd.
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“NYSE”	The New York Stock Exchange
“non-ROC resident”	A person who is not a resident of the ROC
“Northern California Court”	The United States District Court for the Northern District of California
“OLED”	Organic light emitting diode, a light emitting display technology
“our company”, “us” or “we”	AU Optronics Corp. and/or its consolidated subsidiaries, unless the context suggests otherwise
“PCAOB”	Public Company Accounting Oversight Board
“PID”	Public Information Display
“PFIC”	A passive foreign investment company
“Pre-release”	American depositary shares are released before delivery of shares to the depositary
“QCSZ”	Qisda (Suzhou) Co., Ltd.
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC” or “Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC government”	The government of the ROC
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Display”	Samsung Display Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“Seiko Epson”	Seiko Epson Corporation
“SID”	Society for Information Display
“Sharp”	Sharp Corporation
“SREC”	Star River Energy Corp.
“subsidiary”	A company owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC
“UHD”	Ultra High Definition
“U.S. DOJ”	The United States Department of Justice
“Unipac”	Unipac Optoelectronics Corp.
“VR”	Virtual Reality

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.       Selected Financial Data

The selected consolidated financial data set forth below as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The selected consolidated statement of financial position data as of December 31, 2013, 2014 and 2015 and selected consolidated statement of comprehensive income data for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are not included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

We are not required to separately present operating profit or loss in our consolidated statements of comprehensive income prepared in accordance with IFRS. Therefore, the consolidated financial statements included in this annual report, which are prepared in accordance with IFRS, do not present a measure of operating profit or loss.

	Year Ended and As of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenue	416,363.0	408,178.7	360,346.5	329,089.0	341,028.3	11,505.7
Gross profit	33,984.1	48,510.6	39,837.1	34,491.0	61,041.7	2,059.4
Selling and distribution expenses	(7,470.0)	(7,799.0)	(4,206.1)	(3,895.1)	(3,889.0)	(131.2)
General and administrative expenses	(9,691.1)	(9,389.6)	(9,206.0)	(9,176.7)	(8,158.9)	(275.2)
Research and development expenses	(8,530.5)	(9,156.6)	(8,903.8)	(9,080.8)	(9,854.7)	(332.5)
Profit before income tax	5,236.0	19,980.4	7,598.9	11,185.9	39,363.6	1,328.0
Income tax expense (benefit)	1,359.1	3,243.2	384.9	2,432.5	(1,125.2)	(38.0)
Profit for the year	3,876.9	16,737.2	7,214.0	8,753.4	40,488.8	1,366.0
Total comprehensive income for the year	6,875.4	18,914.9	6,482.3	1,423.5	39,669.9	1,338.4
Profit (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	3,804.2	16,366.6	7,242.2	9,965.1	42,609.5	1,437.6
Non-controlling interests	72.7	370.6	(28.2)	(1,211.7)	(2,120.7)	(71.6)
Total comprehensive income (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	6,367.5	18,125.7	7,185.7	4,502.5	42,146.1	1,421.9
Non-controlling interests	507.9	789.2	(703.4)	(3,079.0)	(2,476.2)	(83.5)
Earnings per share—Basic	0.41	1.70	0.75	1.04	4.43	0.15
Earnings per share—Diluted(1)	0.40	1.69	0.70	1.02	4.27	0.14
Earnings per ADS equivalent—Basic	4.07	17.01	7.52	10.35	44.27	1.49
Earnings per ADS equivalent—Diluted(1)	4.04	16.88	6.98	10.24	42.73	1.44

	Year Ended and As of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Financial Position Data:
Total current assets	169,604.1	185,614.5	161,992.1	163,346.2	180,175.5	6,078.8
Property, plant and equipment	270,269.0	231,814.7	208,785.6	222,741.8	224,933.1	7,588.8
Total assets	464,835.9	442,344.3	399,237.1	405,860.8	430,170.7	14,513.2
Total current liabilities	181,338.6	174,143.1	141,867.7	118,031.6	110,264.7	3,720.1
Total noncurrent liabilities	130,507.1	94,214.3	76,708.3	110,992.9	107,088.1	3,613.0
Total liabilities	311,845.7	268,357.4	218,576.0	229,024.5	217,352.8	7,333.1
Common stock	96,242.5	96,242.5	96,242.5	96,242.5	96,242.5	3,247.0
Non-controlling interests in subsidiaries	14,036.5	19,329.2	22,648.6	18,388.2	17,068.5	575.9
Total equity attributable to shareholders of AU Optronics Corp.	138,953.7	154,657.7	158,012.5	158,448.1	195,749.4	6,604.2

Other Financial Data:
Gross margin(2)	8.2%	11.9%	11.1%	10.5%	17.9%	17.9%
Net margin(3)	0.9%	4.1%	2.0%	2.7%	11.9%	11.9%
Capital expenditures	25,457.8	16,971.0	33,440.2	46,220.1	43,881.7	1,480.5
Depreciation and amortization	63,637.7	56,902.7	47,745.8	39,693.2	36,429.8	1,229.1
Net cash flows provided by operating activities	49,642.4	63,392.7	62,003.4	36,695.8	84,363.3	2,846.3
Net cash flows used in investing activities	(23,223.8)	(13,106.8)	(31,734.7)	(42,267.3)	(43,667.5)	(1,473.3)
Net cash flows provided by (used in) financing activities	(26,785.4)	(45,041.5)	(34,277.0)	10,721.2	(13,410.4)	(452.4)

Segment Data:
Net revenue
Display business	398,836.2	384,335.2	333,392.3	304,826.7	322,335.4	10,875.0
Solar business	17,526.8	23,843.5	26,954.2	24,262.3	18,692.9	630.7
Segment profit (loss)(4)
Display business	12,017.9	24,422.5	19,226.0	12,703.5	39,971.4	1,348.6
Solar business	(3,725.4)	(2,257.1)	(1,704.8)	(365.1)	(832.3)	(28.1)

(1)	The convertible bonds were not included for the calculation of diluted earnings per share in 2013 and 2014 due to the anti-dilutive effect but were included for the calculation of diluted earnings per share in 2015. The convertible bonds matured in October 2015. Therefore, no need to consider convertible bonds afterwards when calculating diluted earnings per share.

(2)	Gross margin is calculated by dividing gross profit by net revenue.

(3)	Net margin is calculated by dividing profit for the year by net revenue.

(4)	Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses.

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

	Exchange Rate
	Average	High	Low	Period-End
	(or month- end rates for years)
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
2015	31.74	33.17	30.37	32.79
2016	32.23	33.74	31.05	32.40
2017	30.40	32.37	29.64	29.64
September	30.13	30.37	29.93	30.33
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2018
January	29.40	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March (through March 12, 2018)	29.28	29.35	29.21	29.25

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

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. For example, in 2017, the average selling price of our large-size panels decreased in the second half of the year by 11.1% from the first half of the year. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2018 or beyond, the value of the ADSs and our shares may be adversely affected.

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

Our results of operations have fluctuated in the past. Our net revenue increased by approximately 3.6% to NT$341.0 billion (US$11.5 billion) in 2017 compared to net revenue of NT$329.1 billion in 2016, while our net profit for the year increased from NT$8.8 billion in 2016 to NT$40.5 billion (US$1.4 billion) in 2017. We cannot assure you that we will be profitable in 2018 or beyond. In addition, we expect that selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our production cost to offset the declines in selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2018 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net revenue, gross profit, net income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to reduce production cost, such as raw materials and components;

•	our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms;

•	fines and penalties payable relating to the alleged violation of antitrust, competition laws and other regulations; and

•	Unforeseen circumstances that resulting from the above factors which might lead to de-recognition of deferred tax assets.

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

Currently, our total sales are derived principally from customers using our products in televisions, monitors, mobile PCs, mobile devices and commercial and other applications with display devices. For example, a substantial percentage of our sales are derived from our panels and other related products for televisions, which accounted for approximately 44.3%, 42.7% and 44.7% of our net revenue in 2015, 2016 and 2017, respectively. We will continue to be dependent on the growth of the televisions, monitors, mobile PCs, mobile devices and commercial and other applications for a substantial portion of our net revenue, and any downturn in these industries would result in reduced demand for our products, reduced net revenue, lower selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2018 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

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

We depend on a small number of customers for a substantial portion of our business. In 2015, 2016 and 2017, our five largest customers accounted for approximately 36.5%, 36.3% and 39.0%, respectively, of our net revenue. In addition, our major customer, Samsung Group, individually accounted for more than 10% of our net revenue in the last three years, which were 11.7%, 11.3% and 12.8% of our net revenue in 2015, 2016 and 2017, respectively.

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

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. Our ability to expand our production facilities and establish advanced technology fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in connection with new capacity, technological upgrade and the enhancement of capacity value. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan and strategy;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment;

•	costs of construction and installation;

•	market conditions for financing activities of display panel manufacturers and solar power plants;

•	interest rates and foreign exchange rates; and

•	social, economic, financial, political and other conditions in Taiwan and elsewhere.

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

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. For example, we may make capital expenditures in connection with new capacity, technological upgrade and the enhancement of capacity value. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and may hire and train suitable personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our planned growth and seriously harm our operations.

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

Our annual consolidated financial statements for ROC reporting purposes and the basis for our earnings distribution may differ from those included in the annual report on Form 20-F.

We have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes and earnings distribution purposes, we have also adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future reports on Form 20-F.

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. Consequently, our annual consolidated financial statements for ROC reporting purposes and the basis for our earnings distribution may differ from those included in the annual report on Form 20-F.

Any disagreement between applicable tax authorities and us with respect to our tax estimates, adverse changes in tax law, and any incompliance with changes in tax laws or their application could adversely affect our results of operations.

We are subject to income taxes in Taiwan and many foreign jurisdictions and might be under tax audit by local tax authorities within certain assessment periods. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our recorded income tax accruals. For example, our taxable income in any jurisdiction depends on the acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. In addition, each country’s tax authority has its own regulations on transfer pricing and its own interpretations of those regulations, such as China State Administration of Taxation Public Notice [2017] No. 6, which regulates the special tax investigation and adjustment. Due to inconsistencies in the application of the arm’s length standard among taxing authorities, as well as a lack of adequate treaty-based protection, challenges to transfer pricing by tax authorities could, if successful, substantially increase our income tax liability and interest expense.

We are subject to tax rules and regulations in various jurisdictions that may change adversely over time, which could have a material impact on our business. Any increase in tax liability could materially and adversely affect our financial position and operation results. In addition, many countries where we are conducting business may amend their tax laws in accordance with the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development due to economic and political pressures. We cannot assure you that we will always stay on top of the latest changes in the tax laws and we may fail to meet our compliance obligations and thus be subject to penalties.

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

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.9% of our outstanding shares as of February 28, 2018 and is also one of our large customers. Qisda and its subsidiaries accounted for approximately 3.4%, 3.9% and 3.5% of our net revenue in 2015, 2016 and 2017, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2018, one of our nine directors is a representative of Qisda. Mr. Peter Chen is the Chairman and President of Qisda. Mr. Kuen-Yao (K.Y.) Lee, our former Chairman, is also the Honorary Chairman of Qisda and Chairman of BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which has led to operations across many countries. For example, we have established a 6-generation LTPS LCD fab in Kunshan, PRC in November 2016 to produce LTPS panels for high-end applications to provide services to our customers in China and other regions. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have a presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize more advanced display technologies, such as UHD 4K (3840 x 2160 pixel), curved display, OLED, quantum dot wide color gamut, High Dynamic Range (“HDR”), bezel-less, touch, 8K4K (7680 x 4320 pixel), Mini LED, Micro LED and other technologies, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

If our products or manufacturing processes are found to infringe third-party rights, we may be subject to significant liabilities and/or be required to change our manufacturing processes or products. Disputes over intellectual property rights could restrict us from making, using, selling or exporting some of our products, which in turn could affect materially and adversely our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could affect materially and adversely our results of operations because of the management attention required and legal costs incurred. For detailed information regarding legal disputes we are involved in, please refer to “Item 8.A.7. Litigation.”

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

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in areas including Taiwan, the PRC, Japan, Singapore and Korea. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future. Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire, etc. could cause delays or disrupt in production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. In addition, shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage or voltage sags in the future could seriously hurt our business. Besides, our manufacturing processes require a substantial amount of water. Although currently a significant portion of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages. We may encounter droughts in the Hsinchu, Taoyuan, Taichung, Tainan or Kaohsiung areas in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

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

However, in recent years, China has experienced rapid social, political and economic changes which have led to extensive environmental regulations, rising wages and a growing shortage of blue-collar workers. Environmental regulations, rising wages as well as a shortage of labor in China may increase our overall cost of production, cause delays in production and could have a material adverse effect on our results of operations. In addition, the interpretation of PRC laws and regulations involves uncertainties.

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

There are current restrictions imposed by the ROC government on investments by Taiwan companies in the PRC, including but not limited to the generation of manufacturing technology of TFT-LCD in the PRC. As a result, our ability to invest in the PRC has been restricted compared to those display panel manufacturers that have been less regulated by their domestic regulators and are permitted to establish display panel production operations in the PRC. During recent years, ROC government has loosened some restrictions. Under the current Taiwan regulations, subject to meeting certain requirements, including but not limited to making investment and research in next generation of display panel, TFT-LCD manufacturers in the ROC may apply to the Investment Commission of Ministry of Economic Affairs (“MOEAIC”) for investing in 6-generation or more advanced TFT-LCD manufacturing fabs in the PRC (up to three fabs) with the technology which is the same generation or one generation behind the technology then used in the ROC. Moreover, the MOEAIC also allowed ROC TFT-LCD manufacturers to make equity investments or merge with companies in the PRC.

Many of our customers and competitors have expanded their businesses and operations to the PRC. In order to take advantage of the fast growth of China’s market, the lower production costs in China and to establish a presence in this market, we began our investment in China with the establishment of a module-assembly facility in 2002. During the past few years, our investment and presence in the PRC gradually and significantly increased. As of December 31, 2017, we had 18 subsidiaries incorporated in the PRC. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

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

If economic conditions in Taiwan change drastically or there are disruptions in Taiwan’s political environment, our current business, future growth and market price of our shares could be affected materially and adversely.

Most of our assets and operations are located in Taiwan and approximately 31.8% of our net revenue was derived from customers in Taiwan in 2017. Therefore, our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation, interest rates and general economic conditions in Taiwan, as well as the global economies. For example, in recent years, the currencies of many East Asian countries, including Taiwan, have experienced considerable volatility.

Our business and financial condition may also be affected by changes in local governmental policies and political and social instability. Taiwan has a unique international political status. The PRC government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of the ROC. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National Peoples’ Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2017 to December 31, 2017, the Taiwan Stock Exchange Index peaked at 10,854.57 on November 23, 2017, and reached a low of 9,272.88 on January 3, 2017. Over the same period, daily closing values of our shares ranged from NT$11.45 per share to NT$13.95 per share. On March 12, 2018, the Taiwan Stock Exchange Index closed at 11,002.10, and the closing value of our shares was NT$13.45 per share.

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

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar, the Renminbi and other currencies. Our sales, raw materials and components, capital expenditures and certain assets are denominated mainly in U.S. dollars, Japanese yen, NT dollars and Renminbi in varying amounts. For example, in 2017, approximately 90.5% of our net revenue was denominated in U.S. dollars. During the same period, approximately 69.5%, 15.3% and 13.1% of our raw materials and component costs were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. In addition, in 2017, approximately 38.2%, 31.1%, 21.1% and 9.1% of our total capital expenditures (principally for the purchase of equipment) were denominated in Japanese yen, NT dollars, U.S. dollars and Renminbi, respectively. Also, results of operation of our foreign subsidiaries are accounted for in foreign currencies before their consolidation into our financial result. During periods of weakening foreign currencies, the value of certain assets of our foreign subsidiaries could be substantially reduced in NT dollars. Although from time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, we may not be able to hedge all of the exposure, including foreign exchange exposure relating to the value of our foreign currency-denominated assets. We cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our financial condition and results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net revenue is derived from sales to customers located outside of Taiwan. In 2015, 2016 and 2017, sales to our overseas customers accounted for approximately 66.8%, 68.4% and 68.2%, respectively, of our net revenue. In addition, a significant portion of our sales to customers in Taiwan and PRC is made to major brand customers or their procurement entities located in Taiwan and the PRC. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net revenue. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

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

In the recent years, there have been reports of outbreaks of highly pathogenic diseases in Asia and other parts of the world. The outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan and PRC), an outbreak of contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

ADS holders’ rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings and submit a roster of candidates to be considered for nomination to our board of directors at our shareholders’ meeting for the election of directors, only holders representing at least 51% or more of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings or one nomination to our board of directors, in accordance with the deposit agreement. Hence, only one proposal or one nomination can be submitted on behalf of all ADS holders.

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

Similar to other technology companies in Taiwan, from time to time we may issue remunerations to our employees in the form of shares. The issuance of these shares may have a dilutive effect on our ADSs. We did not issue shares to our employees in 2015, 2016 or 2017. In addition, we did not grant any stock options to our employees in 2015, 2016 or 2017. If we issue remunerations in the form of stock or stock options to employees in the future, our equity holders may experience dilution.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2018, we had an aggregate of 9,624.2 million shares, including our shares and entitlement certificates, issued and outstanding, which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

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

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M.Setek, a major polysilicon, ingot and solar wafer manufacturer in Japan, through equity investments in 2009. Furthermore, in May 2010, we formed a joint venture named AUO SunPower Sdn. Bhd. (“AUSP”) with SunPower Technology, Ltd. (“SPTL”). Since 2011 we have also operated ingot and solar wafer related business through our subsidiary AUO Crystal Corp. In September 2016, we sold all of our interest in AUSP to SPTL for a consideration of US$170.1 million. Furthermore, we have built solar systems and invested in solar power plant in Taiwan since 2011.

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

Display business. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in televisions, monitors, mobile PCs, mobile devices and commercial and other applications (such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, and medical equipment, etc.)

Solar business. We entered into the solar business at the end of 2008. We are capable of manufacturing products such as ingots, solar wafers and solar modules. We are also able to build solar systems, invest in solar power plant and provide various value-added services for solar systems projects.

For the year ended December 31, 2017, net revenue generated from our display business and solar business was NT$322,335.4 million (US$10,875.0 million) and NT$18,692.9 million (US$630.7 million), respectively, representing approximately 94.5% and 5.5% of our total net revenue, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 41 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs”. With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. As of February 28, 2018, all the fabs listed under “—4.D. Property, Plants and Equipment” have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display products for the following principal product categories:

•	Televisions, which utilize display panels ranging mainly from 19.5 inches to 85 inches, including panels for televisions, TV sets and other related products.

•	Monitors, which utilize display panels ranging mainly from 17 inches to 35 inches, including products such as desktop monitors.

•	Mobile PCs, which utilize display panels ranging mainly from 6 inches to 17.3 inches, including products such as notebooks and tablets.

•	Mobile devices, which utilize display panels ranging mainly from 1.2 inches to 6.38 inches, including products such as mobile phones.

•	Commercial and other applications, which utilize display panels ranging mainly from 1.2 inches to 21.5 inches or above for use in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment and others.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(Panels in thousands)
Products for Televisions	30,076.3	31,815.3	31,374.5
Products for Monitors	26,483.7	26,951.0	26,060.8
Products for Mobile PCs	54,130.0	64,835.7	63,076.4
Products for Mobile Devices	114,843.5	89,622.6	103,213.8
Products for Commercial and Other Applications	52,929.6	51,224.9	56,930.0
Total	278,463.1	264,449.5	280,655.5

The following table sets forth our net revenue by product category for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Products for Televisions	159,534.8	44.3	140,519.9	42.7	152,442.2	5,143.1	44.7
Products for Monitors	48,234.5	13.4	44,668.0	13.6	45,696.2	1,541.7	13.4
Products for Mobile PCs	52,488.1	14.6	52,721.5	16.0	56,209.5	1,896.4	16.5
Products for Mobile Devices	23,622.5	6.5	14,170.6	4.3	14,858.8	501.3	4.4
Products for Commercial and Others(1)	49,512.4	13.7	52,746.6	16.0	53,128.7	1,792.5	15.5
Solar Products	26,954.2	7.5	24,262.4	7.4	18,692.9	630.7	5.5
Total	360,346.5	100.0	329,089.0	100.0	341,028.3	11,505.7	100.0

(1)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

Products for Televisions

Our current portfolio of products for televisions consists of 19.5-inch to 85-inch panels. In 2017, approximately 61.3% of the sales of products for televisions we produced were 50 inches and above. In 2015, 2016 and 2017, sales of products for televisions accounted for 44.3%, 42.7% and 44.7%, respectively, of our net revenue.

Products for Monitors

In recent years, demand for monitors has continued to migrate to larger sizes. In 2017, 21.5-, 24- and 27-inch panels were the major sizes produced by us for monitors. In 2015, 2016 and 2017, sales of products for monitors accounted for 13.4%, 13.6% and 13.4%, respectively, of our net revenue.

Products for Mobile PCs

In 2015, 2016 and 2017, sales of products for mobile PCs accounted for 14.6%, 16.0% and 16.5%, respectively, of our net revenue. In 2017, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 were the major sizes produced by us for notebooks, while 8-inch and 10.1-inch panels were the major sizes produced by us for tablets.

Products for Mobile Devices

Our products for mobile devices are used in products such as mobile phones. In 2015, 2016 and 2017, sales of products for mobile devices accounted for 6.5%, 4.3% and 4.4%, respectively, of our net revenue.

Products for Commercial and Others

Our products for commercial and others are used in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment and others. In 2015, 2016 and 2017, sales of products for commercial and others accounted for 13.7%, 16.0% and 15.5%, respectively, of our net revenue.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan and other areas. The following table sets forth the geographic breakdown of our net revenue by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Taiwan	119,626.4	33.2	104,059.3	31.6	108,288.4	3,653.5	31.8
PRC	123,476.5	34.3	115,110.1	35.0	125,341.6	4,228.8	36.8
Japan	37,903.9	10.5	33,346.0	10.1	32,739.3	1,104.6	9.6
Singapore	30,210.6	8.4	31,776.3	9.7	35,939.3	1,212.5	10.5
Others(1)	49,129.1	13.6	44,797.3	13.6	38,719.7	1,306.3	11.3
Total	360,346.5	100.0	329,089.0	100.0	341,028.3	11,505.7	100.0

(1)	Include the United States, Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net revenue for the past three years, due to the fact that our major brand customers or their procurement entities are located in Taiwan and the PRC.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net revenue is attributable to a small number of our customers. In 2015, 2016 and 2017, our five largest customers accounted for approximately 36.5%, 36.3% and 39.0%, respectively, of our net revenue. In addition, our major customer, Samsung Group, individually accounted for more than 10% of our net revenue in the last three years, which were 11.7%, 11.3% and 12.8% of our net revenue in 2015, 2016 and 2017, respectively.

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

We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2017, our reserve for warranties totaled NT$1,547.0 million (US$52.2 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Selling prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. From time to time, we may extend longer credit terms to our large customers as compared to our smaller customers. The average number of collection days extended for sales to our customers for the years ended December 31, 2015, 2016 and 2017 was 48 days, 46 days and 48 days, respectively. We believe the terms for customers and products are comparable to the terms offered by our industry peers.

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

In 2017, we reduced our equipment purchases as compared to 2016 primarily due to the substantial completion of the installation of our 6-generation LTPS fab in China in the fourth quarter of 2016. Going forward, we expect to maintain investments in advanced technology and new capacity based on market conditions. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment four to six months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, the PRC and Japan. We believe our principal competitors include LG Display and Samsung Display in Korea; Innolux, Chunghwa Picture Tubes and Hannstar Display in Taiwan; BOE, China Star Optoelectronics Technology, CEC-Panda LCD Technology, Xianyang CaiHong Optoelectronics Technology, HKC, Tianma, EverDisplay Optronics, Century, Truly Semiconductors Ltd and Visionox in the PRC and Sharp, Panasonic LCD and Japan Display in Japan.

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

Solar Business

Through our subsidiaries AUO Crystal Corp. and M.Setek, we mainly focus on research, production and sales of solar materials, such as ingots and solar wafers. Our principal manufacturing sites for ingots and solar wafers are located in Taiwan, Japan and Malaysia. In addition, we are among the few companies in Taiwan and worldwide which are capable of producing both mono-crystalline solar wafers and multi-crystalline solar wafers.

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

We sell our ingot and solar wafer products primarily to solar cell manufacturers. We are also dedicated to reach out new clients in emerging markets to enlarge our current customer base. We sell our solar modules to Taiwan, Japan, Europe and customers in other regions, including installers, solar system integrators, property developers and other value-added resellers. We have commenced mass production of back-contact mono-crystalline modules with conversion efficiencies over 20% since 2011.

In 2017, revenues generated from our solar business amounted to NT$18,692.9 million (US$630.7 million), representing 5.5% of our total net revenue for 2017.

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

Our quality management system has received accredited International Standard of ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the IATF 16949 for most of our factories that design and manufacture the flat panel displays. In addition, all of our facilities have been certified as meeting the International Organization for Standardization ISO 14001 environmental protection standards and OHSAS 18001 occupational health and safety standard and certain of our facilities have completed ISO 50001 certification for energy management. The International Standard assessment process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods and other natural and accidental perils. Our insurance policies cover factory maintenance and replacement costs for our sixth generation fabs and above, while for our fifth generation fabs and below, most of our insurance policies cover the amount equal to the book value of assets. As of December 31, 2017, our insurance also included protection from covered losses, including property damage up to maximum coverage of NT$30.5 billion (US$1.0 billion) for all of our inventories and NT$732.2 billion (US$24.7 billion) for our equipment and facilities. In addition, as of December 31, 2017, we had insurance coverage for business interruptions in the aggregate amount of NT$41.8 billion (US$1.4 billion).

In general, we also maintain insurance policies, including director and officer liability insurance, employee group health insurance, travel and life insurance, employer liability insurance, general liability insurance, and policies that provide coverage for risks during the shipment of goods and equipment, as well as during equipment installation at our fabs.

Environmental Matters

Our manufacturing processes involve the use of hazardous materials and generate a significant amount of pollution, including wastewater, solid/liquid waste and air pollution, which are strictly monitored by local environmental protection bureaus. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. To meet ROC and the PRC environmental standards, we employ various types of pollution control equipment for the treatment of exhaust gases, liquid waste, solid waste and the treatment of wastewater and chemicals in our fabs. We control exhaust gas and wastewater on-site. The treatment of solid and liquid wastes is subcontracted to third parties off-site in accordance with pollution control requirements.

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

Intellectual Property

Overview

As of February 28, 2018, we had filed more than 24,000 patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union, Korea and others. These patent applications include patents for TFT-LCD and OLED manufacturing processes and products, and more than 17,900 patents were issued as of February 28, 2018. Most of these patents have a term of 20 years. In addition, we have registered “AU Optronics” as a trademark in some countries and jurisdictions where we operate, including the ROC, United States, European Union and Korea and registered our corporate logo, “AUO” as a trademark in the ROC, PRC, United States, European Union, Japan, Korea, Malaysia and Singapore.

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

License Agreements

We have entered into patent and intellectual property license and cross-license agreements, some of which require periodic royalty payments. For example: (i) we have license agreements with each of FDTC (subsequently assumed by Fujitsu Limited) and Toppan Printing Co., Ltd., which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and OLED panels at our facilities, (ii) we entered into cross-license agreements with each of Sharp, LG Display Co., Ltd. (“LGD”), Samsung Electronics Co., Ltd. (“Samsung”) and Hydis Technologies Co., Ltd. (“Hydis,” E Ink’s Korean subsidiary), respectively. Under each of these agreements, each party granted to the other non-transferable and non-exclusive licenses in relation to certain patents involving LCD related technologies, (iii) we have a cross-license agreement with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display Co., Ltd. (formerly known as IPS Alpha Technology Ltd.), under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (iv) we have a license agreement with Semiconductor Energy Laboratory Co., Ltd., which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and certain OLED products and (v) we have a cross-license agreement with Seiko Epson Corporation (“Seiko Epson”), under which AUO granted to Seiko Epson non-transferrable and non-exclusive licenses under certain patents involving certain technologies, and Seiko Epson granted to AUO a non-transferrable and non-exclusive license under certain patents involving LCD related technologies.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

4.C.       Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2017.

AU Optronics Corp.
100%
Konly Venture Corp.
6.40%
Darwin Precisions Corporation (1)
13.25%
AUO Crystal Corp. (2)
0.0005%
Sanda Materials Corporation (4)
100%
ChampionGen Power Corporation
100%
LiGen Power Corporation
100%
Space Money Inc.
100%
U-Fresh Technology Inc.
100%
AU Optronics (L) Corp.
AU Optronics Corporation America
100%
100%
AU Optronics (Xiamen) Corp.
100%
BriView (Xiamen) Corp.
AU Optronics Corporation Japan
100%
100%
AU Optronics (Suzhou) Corp., Ltd.
AU Optronics Singapore Pte. Ltd.
100%
100%
AU Optronics (Czech) s.r.o.
100%
AUO Energy (Tianjin) Corp.
100%
AUO Green Energy Europe B.V.
100%
AUO Green Energy America Corp.
100%
Ronly Venture Corp.
6.09%
Darwin Precisions Corporation (1)
0.81%
AUO Crystal Corp. (2)
0.0004%
Sanda Materials Corporation (4)
AU Optronics Europe B.V.
100%
100%
AU Optronics (Slovakia) s.r.o.
AU Optronics Korea Ltd.
100%
100%
AU Optronics Manufacturing (Shanghai) Corp.
AU Optronics (Shanghai) Co., Ltd.
100%
100%
AFPD Pte., Ltd.
100%
AUO Care Management (Suzhou) Co., Ltd.
81.97%
AUO Crystal Corp. (2)
100%
AUO Crystal (Malaysia) Sdn. Bhd.
BriView (L) Corp. (3)
70.29%
51%
AU Optronics (Kunshan) Co., Ltd.
100%
BriView (Hefei) Co., Ltd.
100%
a.u. Vista Inc.
28.56%
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
100%
Full Luck Precisions Co., Ltd.
100%
Full Luck (Wujiang) Precisions Co., Ltd. (5)
100%
Prime Forward International Ltd.
100%
Fortech Electronics (Kunshan) Co., Ltd.
100%
Forward Optronics International Corp.
65.52%
Suzhou Forplax Optronics Co., Ltd.
100%
Fortech International Corp.
34.48%
100%
Fortech Electronics (Suzhou) Co., Ltd.
100%
Fortech Optronics (Xiamen) Co., Ltd. (5)
99.99%
Sanda Materials Corporation (4)
99.9991%
M.Setek Co., Ltd.

(1)	28.56% held directly by us, 6.40% held indirectly through Konly Venture Corp. and 6.09% held indirectly through Ronly Venture Corp., respectively.

(2)	81.97% held directly by us, 13.25% held indirectly through Konly Venture Corp. and 0.81% held indirectly through Ronly Venture Corp., respectively.

(3)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(4)	99.99% held directly by us, 0.0005% held indirectly through Konly Venture Corp. and 0.0004% held indirectly through Ronly Venture Corp., respectively. On March 23, 2018, our Board approved the disposal of our 99.99% ownership, Konly Venture Corp.’s 0.0005% ownership and Ronly Venture Corp.’s 0.0004% ownership in Sanda Materials corporation to AUO Crystal Corp. The transaction is expected to close, subject to certain conditions, by June 30, 2018.

(5)	In the process of liquidation.

The following table sets forth summary information for our subsidiaries as of December 31, 2017.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
a. u. Vista Inc.	Research and development and IP related business	United States	100.00%(1)
AFPD Pte., Ltd.	Manufacturing TFT-LCD panels based on low temperature polysilicon technology	Singapore	100.00%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar modules	Czech Republic	100.00%(1)
AU Optronics (Kunshan) Co., Ltd.	Manufacturing and sale of TFT-LCD panels	PRC	51.00%(1)
AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%
AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD panels	PRC	100.00%(1)
AU Optronics (Slovakia) s.r.o.	Repairing of TFT-LCD modules	Slovakia Republic	100.00%(1)
AU Optronics (Suzhou) Corp., Ltd.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Xiamen) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics Corporation America	Sales support of TFT-LCD panels	United States	100.00%(1)
AU Optronics Corporation Japan	Sales support of TFT-LCD panels	Japan	100.00%(1)
AU Optronics Europe B.V.	Sales support of TFT-LCD panels	Netherlands	100.00%(1)
AU Optronics Korea Ltd.	Sales support of TFT-LCD panels	South Korea	100.00%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD panels	Singapore	100.00%(1)
AUO Care Management (Suzhou) Co., Ltd.	Design, development and sales of software and hardware for health care industry	PRC	100.00%(13)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of solar wafers	Malaysia	100.00%(8)
AUO Crystal Corp.	Manufacturing and sale of ingots and solar wafers	ROC	96.03%(10)
AUO Energy (Tianjin) Corp.	Manufacturing and sale of solar modules	PRC	100.00%(12)
AUO Green Energy America Corp.	Sales and sales support of solar-related products	United States	100.00%(12)
AUO Green Energy Europe B.V.	Sales support of solar-related products	Netherlands	100.00%(12)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(5)
BriView (L) Corp.	Holding company	Malaysia	100.00%(11)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(9)
ChampionGen Power Corporation	Renewable energy power generation	ROC	100.00%(7)
Darwin Precisions (Chengdu) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)(23)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(3)
Darwin Precisions (L) Corp.	Holding company	Malaysia	100.00%(2)
Darwin Precisions (Slovakia) s.r.o.	Manufacturing, assembly and sale of automotive parts	Slovakia Republic	100.00%(3)
Darwin Precisions (Suzhou) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)
Darwin Precisions (Xiamen) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(4)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
Darwin Precisions Corporation	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts	ROC	41.05%(6)
Force International Holding Ltd.	Holding company	BVI	100.00%(2)
Forefront Corporation	Holding company	Mauritius	100.00%(20)
Forhouse Electronics (Suzhou) Co., Ltd.	Manufacturing of motorized treadmills	PRC	100.00%(21)
Forhouse International Holding Ltd.	Holding company	BVI	100.00%(2)
Fortech Electronics (Kunshan) Co., Ltd.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(18)
Fortech Electronics (Suzhou) Co., Ltd.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(17)
Fortech International Corp.	Holding company	Mauritius	100.00%(16)
Fortech Optronics (Xiamen) Co., Ltd.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(17)(23)
Forward Optronics International Corp.	Holding company	Samoa	100.00%(16)
Full Luck (Wujiang) Precisions Co., Ltd.	Manufacturing and sale of precision metal parts	PRC	100.00%(19)(23)
Full Luck Precisions Co., Ltd.	Holding company	Mauritius	100.00%(16)
Konly Venture Corp.	Venture capital investment	ROC	100.00%
LiGen Power Corporation	Renewable energy power generation	ROC	100.00%(7)
M.Setek Co., Ltd.	Manufacturing and sale of ingots	Japan	99.9991%(14)
Prime Forward International Ltd.	Holding company	Samoa	100.00%(16)
Ronly Venture Corp.	Venture capital investment	ROC	100.00%
Sanda Materials Corporation	Holding company	ROC	99.99%(15)
Space Money Inc.	Sale of TFT-LCD panels; leasing	ROC	100.00%
Suzhou Forplax Optronics Co., Ltd.	Manufacturing and sale of precision plastic parts	PRC	100.00%(22)
U-Fresh Technology Inc.	Planning, design and development of construction for environmental protection and related project management	ROC	100.00%

(1)	Indirectly, through our 100% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 41.05% ownership of Darwin Precisions Corporation.

(3)	Indirectly, through our 100% ownership of Darwin Precisions (L) Corp.

(4)	Indirectly, through our 100% ownership of Darwin Precisions (Hong Kong) Limited.

(5)	Indirectly, through our 100% ownership of BriView (L) Corp.

(6)	28.56% held directly by us, 6.40% held indirectly by Konly Venture Corp. and 6.09% held indirectly by Ronly Venture Corp., respectively.

(7)	Indirectly, through our 100% ownership of Konly Venture Corp.

(8)	Indirectly, through our 96.03% ownership of AUO Crystal Corp.

(9)	Indirectly, through our 100% ownership of AU Optronics (Xiamen) Corp.

(10)	81.97% held directly by us, 13.25% held indirectly through Konly Venture Corp. and 0.81% held indirectly through Ronly Venture Corp., respectively.

(11)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(12)	Indirectly, through our 100% ownership of AU Optronics Singapore Pte. Ltd.

(13)	Indirectly, through our 100% ownership of AU Optronics (Shanghai) Co., Ltd.

(14)	Indirectly, through our 99.99% ownership of Sanda Materials Corporation.

(15)	99.99% held directly by us, 0.0005% held indirectly through Konly Venture Corp., and 0.0004% held indirectly through Ronly Venture Corp., respectively.

(16)	Indirectly, through our 100% ownership of Forhouse International Holding Ltd.

(17)	Indirectly, through our 100% ownership of Fortech International Corp.

(18)	Indirectly, through our 100% ownership of Prime Forward International Ltd.

(19)	Indirectly, through our 100% ownership of Full Luck Precisions Co., Ltd.

(20)	Indirectly, through our 100% ownership of Force International Holding Ltd.

(21)	Indirectly, through our 100% ownership of Forefront Corporation.

(22)	65.52% held indirectly through Forward Optronics International Corp. and 34.48% held indirectly through Fortech International Corp., respectively.

(23)	Darwin Precisions (Chengdu) Corp., Full Luck (Wujiang) Precisions Co., Ltd. and Fortech Optronics (Xiamen) Co., Ltd. are in the process of liquidation as of December 31, 2017.

The following is a summary of our major organizational activities in the first quarter of 2018:

•	U-Fresh Technology (Suzhou) Co., Ltd. , founded in February 2018, is a 100%-owned subsidiary of AU Optronics (Shanghai) Co., Ltd. with RMB4 million of capital invested. The company focuses on the planning, design and development of construction for environmental protection and related project management.

•	Full Luck Precisions Co., Ltd. is in the process of liquidation in the first quarter of 2018.

•	ComQi Ltd. was 100% acquired by us in March 2018. The company provides content management services.

4.D.       Property, Plants and Equipment

Principal Facilities

Display Business

As of December 31, 2017, we had a monthly capacity to produce approximately 2.3 to 2.7 million square meters of glass area of TFT-LCD panels. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement.

As of February 28, 2018, our principal manufacturing sites were located in Taiwan, the PRC, Europe and Singapore. The following table sets forth certain information relating to our principal facilities as of February 28, 2018. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in the Songjiang Export Processing Zone, Xiamen Torch Hi-tech Industrial Development Zone, Kunshan Economic and Technical Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
L3C	No. 23, Li-Hsin Rd., Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	3.5	600x720	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2037)

L3D L5D	No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan Dist., Taoyuan 33383, Taiwan, ROC	162,826	3.5 5	620x750 1,100x 1,300	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

L4A L5A L5B	No. 1, Xinhe Rd., Aspire Park, Lungtan Dist., Taoyuan 32543, Taiwan, ROC	535,528	4 5 5	680x880 1,100x1,250 1,100x1,300	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
L4B	10 Tampines Industrial Avenue 3, Singapore 528798	183,341	4.5	730x920	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in June 2059)

L6A L5C L7A L7B L8A	No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750	6 5 7.5 7.5 8.5	1,500x1,850 1,100x1,300 1,950x2,250 1,950x2,250 2,200x2,500	March 2005 August 2005 June 2006 March 2009 March 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

L6B	No. 228, Lungke St., Lungke Science Park, Lungtan Dist., Taoyuan 32542, Taiwan, ROC	867,955	6	1,500x1,850	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

L6K	No. 6, LongTeng Road, Kunshan Economic and Technical Development Zone, Kunshan, the PRC	598,299	6	1,500x1,850	November 2016	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in 2060)

L8B	No. 1, Machang Rd., Central Taiwan Science Park, Houli Dist., Taichung 42147, Taiwan, ROC	587,746	8.5	2,200x2,500	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

Module S01, S02, S06	No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

Module S03	No. 3, Lane 58, San-Zhuang Rd., Songjiang Export Processing Zone, Shanghai, the PRC	83,508	N/A	N/A	October 2004	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2052)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)
Module S11, S16, S17	No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Solar Business

As of December 31, 2017, our solar business had the capacity of producing 500 megawatt of solar modules per year, 44 million pieces of wafer per month, and 750 tons of ingot per month. The actual shipment may be subject to market conditions, customer demand and capacity outsourcing.

As of February 28, 2018, our principal manufacturing sites for solar business were located in Taiwan, Japan, Europe and Malaysia. The following table sets forth certain information relating to our principal facilities for solar business as of February 28, 2018.

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750(1)	April 2010 November 2011	Manufacturing of solar cells and modules	• Building is owned • Land is leased (expires in December 2022)

No. 3, Keya Rd., Xitun Dist., Taichung 40763, Taiwan, ROC	9,559	June 2011	Production of wafers	• Building is owned • Land is leased (expires in December 2020)

No. 2, Jian 7th Rd., Wuqi Dist., Taichung 43541, Taiwan, ROC	19,888	October 2011	Production of ingots	• Building is owned • Land is leased (expires in July 2027)

No. 335, sec. 2, Houke Rd., Houli Dist., Taichung 42152, Taiwan, ROC	44,225	June 2012	Production of ingots and wafers	• Building is owned • Land is leased (expires in December 2030)

Kochi Site 1: 378, Myoken-machi, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,729 (including Kochi Site 1 and Kochi Site 2)	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingots	• Building is owned • Land is owned

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	July 2010	Manufacturing of solar modules	• Building is leased (expires in December 2021) • Land is leased (expires in December 2021)

Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	7,719	March 2011	Production of wafers	• Building is leased • Land is leased

(1)	Shared the same facility with L6A, L5C, L7A, L7B and L8A fabs.

Expansion Projects

To capture the market of mobile devices, we established a 6-generation LTPS fab in Kunshan, PRC. We commenced commercial production at this fab in the fourth quarter of 2016. This fab has monthly capacity of 25 thousands glass substrates and focuses on producing LTPS panels for high-end applications. We have fully ramped up the 25 thousands glass substrates per month of capacity in the fourth quarter of 2017.

Furthermore, in order to sustain our long-term profit model, we plan to invest in capacity expansion, new facilities and technology upgrades for the purpose of manufacturing competitive products to differentiate ourselves against our competitors.

Set forth below is the description of our principal expansion projects:

8.5-Generation Capacity Expansion. To cater to the expected strong demand in large-size panels, we added 27 thousand substrates per month of capacity at our 8.5-generation facilities in Houli District, Taichung City. The expanded capacity has already been fully ramped up in the second quarter of 2016. Subject to market conditions, we expect to ramp up additional capacity of 25 to 30 thousands substrates per month in the second half of 2018.

We estimate our capital expenditures in 2018 to be around NT$45.0 billion for purposes including the technology upgrades and payments in the above-mentioned two capacity expansions at our 8.5-generation fab in Taiwan. Our principal sources of funds include cash on hand, cash flow from operations and financing activities, for instance the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. For further descriptions with regard to our capital expenditures and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.—Liquidity and Capital Resources—Capital Expenditures.”

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

To meet a potential future increase in demand, many display panel manufacturers, including our company, may expand capacity. If such expansion in capacity is not matched by a comparable increase in demand, it could lead to overcapacity and declines in the selling prices of panels in the future. In addition, we expect that, as is typical in the display panel industry, the selling prices for our existing product lines will gradually decrease as the cost of manufacturing display panels declines. However, the impact of such decreases may be offset through the introduction of new products and cost control.

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

In the past year, the United States, Europe, China, Japan and India remain the primary markets of solar products. In the meantime, other emerging markets have gradually become the growth engine of the industry.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2017, we had a monthly capacity to produce approximately 2.3 to 2.7 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

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

Revenue Recognition

Revenue is recognized when title to the products and risk of ownership are transferred to the customers. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns and discounts are estimated on the basis of historical experience, our management’s judgment and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period during which the related revenue is recognized. There have been no changes in this policy for the last three years.

The movements of the allowance for sales returns and discounts are as follows:

	2015	2016	2017
	NT$	NT$	NT$	US$
	(in thousands)
Balance beginning of year	825,355	1,524,144	853,614	28,799.4
Provision charged to revenue	2,485,510	472,397	1,926,017	64,980.3
Utilized	(1,786,721)	(1,142,927)	(1,442,555)	(48,669.2)
Balance at end of year	1,524,144	853,614	1,337,076	45,110.5

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

Provisions of Warranty Obligations

We make a provision for warranty obligations based on the estimated costs that we expect to incur. These liabilities are accrued when product revenue are recognized. We make the provisions based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance. We regularly review the basis of the accrual and, if necessary, amend it as appropriate at the end of reporting period. There could be a significant impact on provisions for warranty obligations for any changes of the basis of the accrual. We recognized provisions for warranty obligations amounting to NT$1,528.9 million and NT$1,547.0 million (US$52.2 million) as of December 31, 2016 and 2017, respectively.

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

Inventories write-downs to net realizable value, which are amounts charged to cost of sales, were NT$5,661.3 million, NT$3,673.2 million and NT$3,756.7 million (US$126.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The provision made in 2017 slightly increased mainly due to inventory write-downs on certain products after considering their prevailing market prices. The provision made in 2016 decreased mainly due to a rise in the market price of most products resulting from a favorable demand/supply condition in the second half of 2016.

Recoverability of Long-Lived Assets

Our long-lived assets include property, plant and equipment and intangible assets. We assess the impairment of long-lived assets at the reporting date or whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If any such indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit (“CGU”) is estimated. Recoverable amount is defined as the higher of (a) the fair value of an asset or a CGU less costs of disposal (if determinable) or (b) its “value in use,” which is defined as the present value of the expected future cash flows generated by the asset or CGU. An impairment loss is recognized in the consolidated statement of comprehensive income if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

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

In 2015 and 2017, the Company wrote down certain machineries and equipment with low utilization resulting from the decline in the application for certain products associated with its display segment and recognized impairment losses of NT$172.5 million and NT$896.0 million (US$30.2 million), respectively.

In 2015, 2016 and 2017, the Company wrote down certain long-term assets with lower capacity utilization associated with its solar segment and recognized impairment losses of NT$101.8 million, NT$34.0 million and NT$120.7 million (US$4.1 million), respectively.

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

In 2015, 2016 and 2017, we did not recognize any impairment loss on our investments in equity-accounted investees.

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

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses carryforwards and tax investment credits. As of December 31, 2016 and 2017, our unrecognized deferred tax assets were NT$39,992.3 million and NT$29,346.1 million (US$990.1 million), respectively. Besides, we also have unrecognized deferred tax liabilities associated with investments in subsidiaries amounting to NT$448.5 million as of December 31, 2016.

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

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the midpoint of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$1,027.3 million and NT$89.5 million (US$3.0 million) in the consolidated statements of financial position as of December 31, 2016 and 2017, respectively. See Note 22 and 40 to our consolidated financial statements included elsewhere in this annual report. However, our actual liability may be materially different from the estimates as of December 31, 2017 and may have a material adverse effect on our operating results, cash flows or financial condition.

Measurement of Defined Benefit Obligations

We use the Projected Unit Credit Cost Method for accrued pension liabilities and the resulting pension expenses under defined benefit pension plans. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase, etc. The discount rate is determined by reference to the yield rate on Taiwan government bonds at the reporting date. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability. As of December 31, 2016 and 2017, the accrued pension liabilities for our defined benefit obligations were NT$921.5 million and NT$915.9 million (US$30.9 million), respectively.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	360,346.5	100.0	329,089.0	100.0	341,028.3	11,505.7	100.0
Cost of sales	(320,509.4)	(88.9)	(294,598.0)	(89.5)	(279,986.6)	(9,446.3)	(82.1)
Gross profit	39,837.1	11.1	34,491.0	10.5	61,041.7	2,059.4	17.9
Selling and distribution expenses	(4,206.1)	(1.2)	(3,895.1)	(1.2)	(3,889.0)	(131.2)	(1.1)
General and administrative expenses	(9,206.0)	(2.6)	(9,176.7)	(2.8)	(8,158.9)	(275.2)	(2.4)
Research and development expenses	(8,903.8)	(2.5)	(9,080.8)	(2.7)	(9,854.7)	(332.5)	(2.9)
Other income	2,197.6	0.6	2,380.2	0.7	3,829.9	129.2	1.1
Other gains and losses	(9,978.3)	(2.7)	(925.6)	(0.3)	(976.5)	(33.0)	(0.3)
Finance costs	(2,591.0)	(0.7)	(2,707.9)	(0.8)	(2,867.9)	(96.8)	(0.8)
Share of profit of equity-accounted investees	449.4	0.1	100.8	0.0	239.0	8.1	0.1
Profit before income tax	7,598.9	2.1	11,185.9	3.4	39,363.6	1,328.0	11.6
Income tax expense (benefit)	384.9	0.1	2,432.5	0.7	(1,125.2)	(38.0)	(0.3)
Profit for the year	7,214.0	2.0	8,753.4	2.7	40,488.8	1,366.0	11.9
Other comprehensive loss for the year, net of taxes	(731.7)	(0.2)	(7,329.9)	(2.3)	(818.9)	(27.6)	(0.3)
Total comprehensive income for the year	6,482.3	1.8	1,423.5	0.4	39,669.9	1,338.4	11.6

In 2017, we improved our product mix by seeking enhancement of our high-end products as well as focusing on product differentiation. Moreover, the higher average selling price of large-size panels strengthened our profitability. As a result, our gross margin and net margin increased by 7.4% and 9.2% compared to 2016, respectively.

In 2016, our gross margin slightly decreased by 0.6% compared to 2015, primarily due to a decrease in the average selling price resulting from a decline in panel prices, offset by our effective cost control. Despite panel prices rebounding in the second half of 2016 due to favorable demand/supply condition, the average selling price of our products still declined on a year-over-year basis owing to a sharp decline of panel prices in the second half of 2015 continuing through the first half of 2016. However, we had higher net margin in 2016 compared to 2015 primarily due to an asset impairment associated with the cessation of polysilicon production occurred in 2015.

For the Years Ended December 31, 2017 and 2016

Net Revenue

Net revenue increased 3.6% to NT$341,028.3 million (US$11,505.7 million) in 2017 from NT$329,089.0 million in 2016.

Net revenue of large-size panels increased 6.5% to NT$264,203.5 million (US$8,913.7 million) in 2017 from NT$248,193.6 million in 2016 primarily due to increased average selling price and sales volume. The average selling price per panel increased by 5.2% from NT$2,246.6 in 2016 to NT$2,363.1 (US$79.7) in 2017 mainly due to a change in our product mix and favorable market demand/supply condition.

Net revenue of small- to medium-size panels increased 1.7% to NT$48,277.9 million (US$1,628.8 million) in 2017 from NT$47,448.4 million in 2016. The increase was primarily due to an increase in sales volume by 9.7% from 154.0 million in 2016 to 168.9 million in 2017. On the other hand, the average selling price per panel decreased by 7.2% from NT$308.2 in 2016 to NT$285.9 (US$9.6) in 2017, primarily due to the appreciation of NT dollar and a change in product mix.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 5.0% from NT$294,598.0 million in 2016 to NT$279,986.6 million (US$9,446.3 million) in 2017. This decrease in cost of sales was primarily due to our continuing improvement on cost control as well as reduction on purchases resulting from favorable exchange rate. As a percentage of net revenue, cost of sales decreased from 89.5% in 2016 to 82.1% in 2017.

Gross Profit

Gross profit was NT$61,041.7 million (US$2,059.4 million) in 2017 compared to gross profit of NT$34,491.0 million in 2016. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. The gross margin in 2017 and 2016 was 17.9% and 10.5%, respectively. The increase was primarily due to higher average selling price of large-size panels. Moreover, our focus on high-end products and the implementation of cost control also contributed to our growing profit.

Selling and Distribution Expenses

Selling and distribution expenses decreased 0.2% to NT$3,889.0 million (US$131.2 million) in 2017 from NT$3,895.1 million in 2016. As a percentage of net revenue, selling and distribution expenses decreased to 1.1% in 2017 from 1.2% in 2016. Our selling and distribution expenses remained approximately the same from previous year.

General and Administrative Expenses

General and administrative expenses decreased 11.1% to NT$8,158.9 million (US$275.2 million) in 2017 from NT$9,176.7 million in 2016 mainly due to the ramp-up expenses related to our 6-generation LTPS fab in China recognized in 2016. Apart from the aforementioned, the general and administrative expenses in 2017 slightly decreased compared with 2016, primarily due to a decrease in professional expenses, which was partially offset by an increase in our personnel expenses. As a percentage of net revenues, general and administrative expenses decreased to 2.4% in 2017 from 2.8% in 2016.

Research and Development Expenses

Research and development expenses increased 8.5% to NT$9,854.7 million (US$332.5 million) in 2017 from NT$9,080.8 million in 2016. The increase in 2017 was primarily due to an increase in our personnel expenses as well as an increase in purchase of tools and materials used for our increased research and development activities. As a percentage of net revenue, research and development expenses increased to 2.9% in 2017 from 2.7% in 2016.

Other Income

Other income primarily included interest income on bank deposits, rental income, interest income on government bonds with reverse repurchase agreements, dividend income and grants, etc. Other income significantly increased to NT$3,829.9 million (US$129.2 million) in 2017 from NT$2,380.2 million in 2016, primarily due to an increase in grants which our subsidiaries received from government.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans. Finance costs increased 5.9% to NT$2,867.9 million (US$96.8 million) in 2017 from NT$2,707.9 million in 2016, primarily due to having more borrowings from countries with higher interest rates.

Income Tax Expense (Benefit)

We had income tax benefit of NT$1,125.2 million (US$38.0 million) in 2017 and income tax expense of NT$2,432.5 million in 2016, respectively. The income tax benefit in 2017 was primarily due to the recognition of deferred tax assets from prior years’ unutilized tax losses carryforwards. As a result, our effective tax rate was negative 2.85% in 2017 compared to 21.7% in 2016.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$40,488.8 million (US$1,366.0 million) in 2017 or basic earnings per share of NT$4.43 (US$0.15) and diluted earnings per share of NT$4.27 (US$0.14) in 2017 compared to a net profit of NT$8,753.4 million or basic and diluted earnings per share of NT$1.04 and NT$1.02, respectively, in 2016.

For the Years Ended December 31, 2016 and 2015

Net Revenue

Net revenue decreased 8.7% to NT$329,089.0 million in 2016 from NT$360,346.5 million in 2015.

Net revenue of large-size panels decreased 8.1% to NT$248,193.6 million in 2016 from NT$270,008.2 million in 2015 primarily due to a decrease in the average selling price. The average selling price per panel decreased by 12.1% from NT$2,555.6 in 2015 to NT$2,246.6 in 2016 mainly due to a soft market condition starting from the second half of 2015 continuing through the first half of 2016. Although panel prices rebounded in the second half of 2016, the average selling prices of our large-size panels in 2016 stayed lower compared to 2015.

Net revenue of small- to medium-size panels decreased 13.1% to NT$47,448.4 million in 2016 from NT$54,624.2 million in 2015. The average selling price per panel decreased by 2.5% from NT$316.1 in 2015 to NT$308.2 in 2016. The decrease was primarily due to a decline in market prices in the first half of 2016 for certain products and a change of product mix to shift to products with higher margins.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 8.1% from NT$320,509.4 million in 2015 to NT$294,598.0 million in 2016. This decrease in cost of sales was primarily due to our effective cost control and a significant reduction in depreciation. However, the decrease in average selling price outpaced the decrease in cost of sales per panel, as a percentage of net revenue, cost of sales increased from 88.9% in 2015 to 89.5% in 2016.

Gross Profit

Gross profit was NT$34,491.0 million in 2016 compared to gross profit of NT$39,837.1 million in 2015. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. The gross margin in 2016 and 2015 was 10.5% and 11.1%, respectively. The slight decrease was primarily due to a decrease in the average selling price resulting from a decline in panel prices, offset by our effective cost control. Despite panel prices rebounding in the second half of 2016 due to favorable demand/supply condition, the average selling prices of our products still declined on a year-over-year basis owing to a sharp decline of panel prices in the second half of 2015 continuing through the first half of 2016.

Selling and Distribution Expenses

Selling and distribution expenses decreased 7.4% to NT$3,895.1 million in 2016 from NT$4,206.1 million in 2015. The lower expenses in 2016 were primarily due to a decline in freight expenses in 2016 resulting from the decrease of international oil price. As a percentage of net revenue, selling and distribution expenses remained flat at 1.2% in both 2016 and 2015.

General and Administrative Expenses

General and administrative expenses decreased 0.3% to NT$9,176.7 million in 2016 from NT$9,206.0 million in 2015. The lower expenses in 2016 were primarily due to a decrease in professional service expenses, which were partially offset by ramp-up expenses incurred in our 6-generation LTPS fab in China before it was ready for commercial production. However, due to a decrease in net revenue, as a percentage of net revenues, general and administrative expenses increased to 2.8% in 2016 from 2.6% in 2015.

Research and Development Expenses

Research and development expenses increased 2.0% to NT$9,080.8 million in 2016 from NT$8,903.8 million in 2015. The increase in 2016 was primarily due to an increase in purchase of tools in response to our increased research and development activities in 2016. As a percentage of net revenue, research and development expenses increased to 2.7% in 2016 from 2.5% in 2015.

Other Gains and Losses

Other gains and losses primarily include gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss, gain on bargain purchase and provisions related to legal proceedings or claims and others. Total net other losses significantly decreased to NT$925.6 million in 2016 from NT$9,978.3 million in 2015, primarily due to an asset impairment associated with the cessation of polysilicon production in our subsidiary M.Setek in 2015.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans. Finance costs increased 4.5% to NT$2,707.9 million in 2016 from NT$2,591.0 million in 2015, primarily due to an increase in our long-term bank borrowings.

Income Tax Expense

Income tax expense significantly increased to NT$2,432.5 million in 2016 from NT$384.9 million in 2015, primarily due to increased profits, a higher surtax on undistributed retained earnings in 2016 and an adjustment of prior-year tax returns. As a result, our effective tax rate was 21.7% in 2016 compared to 5.1% in 2015.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$8,753.4 million in 2016 or basic earnings per share of NT$1.04 and diluted earnings per share of NT$1.02 in 2016 compared to a net profit of NT$7,214.0 million or basic and diluted earnings per share of NT$0.75 and NT$0.70, respectively, in 2015.

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

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
	(in millions)
Net revenue
Display business	333,392.3	304,826.7	322,335.4	10,875.0
Solar business	26,954.2	24,262.3	18,692.9	630.7
Total	360,346.5	329,089.0	341,028.3	11,505.7
Segment profit (loss)
Display business	19,226.0	12,703.5	39,971.4	1,348.6
Solar business	(1,704.8)	(365.1)	(832.3)	(28.1)
Total	17,521.2	12,338.4	39,139.1	1,320.5

Display business

For the Years Ended December 31, 2017 and 2016

Net revenue from our display business segment increased 5.7% to NT$322,335.4 million (US$10,875.0 million) in 2017 from NT$304,826.7 million in 2016, primarily due to an increase in the average selling price of large-size panels and continuous enhancement of our product mix toward high-value oriented products.

The aggregate selling, administrative and research and development expenses in our display business segment slightly decreased to NT$20,716.6 million (US$698.9 million) in 2017 from NT$20,717.2 million in 2016. Our ramp-up expenses relating to 6-generation LTPS fab in China were fully recognized in 2016, but none in 2017. Apart from the aforementioned, our professional expenses decreased in 2017, partially offset by an increase in our purchase of tools and materials for our continuing research and development activities as well as an increase in our overall personnel expenses.

Our segment profit was NT$39,971.4 million (US$1,348.6 million) in 2017 compared to segment profit of NT$12,703.5 million in 2016. The increase in segment profit in 2017 was primarily due to the increasing average selling price of large-size panels, our endeavors to work on product differentiation as well as our continued efforts to provide higher valued products.

For the Years Ended December 31, 2016 and 2015

Net revenue from our display business segment decreased 8.6% to NT$304,826.7 million in 2016 from NT$333,392.3 million in 2015, primarily due to a decrease in the average selling price resulting from a decline in panel prices. Despite panel prices rebounding in the second half of 2016 due to favorable demand/supply condition, the average selling prices of our products still declined on a year-over-year basis owing to a sharp decline of panel prices in the second half of 2015 continuing through the first half of 2016.

The aggregate selling, administrative and research and development expenses in our display business segment increased 1.1% to NT$20,717.2 million in 2016 from NT$20,498.1 million in 2015, primarily due to ramp-up expenses incurred in our 6-generation LTPS fab in China before it was ready for commercial production and an increase in purchase of tools in response to our increased research and development activities in 2016, partially offset by a decrease in professional service expenses.

Our segment profit was NT$12,703.5 million in 2016 compared to segment profit of NT$19,226.0 million in 2015. The decrease in segment profit in 2016 was primarily due to a decrease in the average selling price as a result of a soft market condition starting from the second half of 2015 continuing through the first half of 2016.

Solar business

For the Years Ended December 31, 2017 and 2016

Net revenue from our solar business segment decreased 23.0% to NT$18,692.9 million (US$630.7 million) in 2017 from NT$24,262.3 million in 2016. The decrease in solar segment revenue was primarily due to a decrease in the average selling price. Although the sales volume of module increased, the benefit was offset by the decrease in the average selling price.

Segment loss increased to NT$832.3 million (US$28.1 million) in 2017 from NT$365.1 million in 2016, primarily due to a decline in the average selling price.

For the Years Ended December 31, 2016 and 2015

Net revenue from our solar business segment decreased 10.0% to NT$24,262.3 million in 2016 from NT$26,954.2 million in 2015. The decrease in solar segment revenue was primarily due to a decline in the selling prices of ingots, wafers and modules as a result of unfavorable market conditions for the solar industry in the second half of 2016.

Segment loss decreased to NT$365.1 million in 2016 from NT$1,704.8 million in 2015, primarily due to a change of our product mix and the cessation of unprofitable polysilicon production starting from 2016.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2017. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

The corporate income tax rate in ROC is 17% in 2015, 2016 and 2017 and will be increased to 20% from the year 2018 due to the recent amendments to the ROC Income Tax Law, and our subsidiaries outside ROC are subject to their country’s juridical tax rate.

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

As of December 31, 2017, we had net current assets of NT$69,910.8 million (US$2,358.7 million) as our current assets of NT$180,175.5 million (US$6,078.8 million) exceeded our current liabilities of NT$110,264.7 million (US$3,720.1 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2017, we had cash and cash equivalents of NT$105,020.6 million (US$3,543.2 million). As of December 31, 2017, we had total short-term credit lines of NT$39,291.3 million (US$1,325.6 million), of which we had borrowed NT$3,424.4 million (US$115.5 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government bonds for short-term yield enhancement purposes. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2015, 2016 and 2017, we held government bonds with reverse repurchase agreements in amounts of NT$1,295.1 million, NT$125.0 million and NT$6,710.3 million (US$226.4 million), respectively; and these bonds yielded interest at rates ranging from 0.26% to 0.38%, at 0.22%, and from 0.24% to 0.65%, respectively.

As of December 31, 2017, we had outstanding long-term borrowings of approximately NT$111.0 billion (US$3.7 billion). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2017 ranged between 1.25% and 5.16% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see Note 21 to our consolidated financial statements for further information.

•	In January 2013, we entered into a NT$17.3 billion four-and-a-half-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. We fully repaid this credit facility in March, 2017.

•	In October 2013, we entered into a NT$26.9 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our land, building, equipment and machinery. We fully repaid this credit facility in December, 2017.

•	In August 2014, our subsidiary AFPD entered into a US$110 million four-and-a-half-year syndicated credit facility, for which Standard Chartered Bank (Hong Kong) Limited, acted as agent bank, for the purpose of repaying AFPD’s existing loan and financing AFPD’s general corporate purposes. The agreement for this syndicated facility is guaranteed by us. Under the agreement, AFPD and we are required to maintain certain financial ratios. Following a request by us in January 2015 to reduce the amount of this credit facility, the syndicated banks cancelled US$9 million under this syndicated credit facility effective February 13, 2015. We fully repaid this credit facility in June, 2017.

•	In September 2014, we entered into a NT$25.8 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2017, NT$22.7 billion (US$766.0 million) was outstanding under this credit facility.

•	In May 2015, our subsidiary AU Optronics (Kunshan) Co., Ltd. (“AUKS”) entered into an RMB3,985 million and US$326 million eight-year syndicated credit facility, for which the Bank of China (Suzhou) acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our 6-generation LTPS fab in Kunshan, PRC. The agreement for this syndicated facility is guaranteed by AUKS’s shareholders, Kunshan Economic & Technical Development Zone Assets Operation Co., Ltd. and us, in accordance with the shareholding percentages, respectively. Under the guarantee, we are required to maintain certain financial ratios. As of December 31, 2017, RMB6.1 billion (US$935.0 million) was outstanding under this credit facility.

•	In September 2015, we entered into a NT$37.5 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2017, NT$37.5 billion (US$1,265.2 million) was outstanding under this credit facility.

•	In February 2016, our subsidiary AUO Crystal Corp. entered into a NT$3.0 billion three-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of repaying AUO Crystal Corp.’s existing loan. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. As of December 31, 2017, NT$2.4 billion (US$80.8 million) was outstanding under this credit facility.

•	In November 2016, we entered into a NT$10.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2017, NT$10.0 billion (US$337.4 million) was outstanding under this credit facility.

•	In July 2017, we entered into a NT$23.0 billion five-year syndicated credit facility with a right to extend two-years of loan repayment period based on each bank’s consent, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2017, no amount has been drawn down under this credit facility.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings, including land, building, machinery and equipment was NT$59.2 billion (US$1,996.4 million) as of December 31, 2017.

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

Cash Flows

Net cash provided by operating activities was NT$62,003.4 million in 2015, NT$36,695.8 million in 2016 and NT$84,363.3 million (US$2,846.3 million) in 2017. The increase in net cash provided by operating activities in 2017 compared to 2016 was primarily due to increased cash collection from our revenue growth as well as our higher profit before income tax contributed more cash inflow. The decrease in net cash provided by operating activities in 2016 compared to 2015 was primarily due to decreased cash collections from our ordinary business as a result of a decline in net revenue in 2016.

Net cash used in investing activities were NT$31,734.7 million in 2015, NT$42,267.3 million in 2016 and NT$43,667.5 million (US$1,473.3 million) in 2017. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$33,440.2 million in 2015, NT$46,220.1 million in 2016 and NT$43,881.7 million (US$1,480.5 million) in 2017. These capital expenditures were primarily funded with net cash provided by operating activities and proceeds from long-term bank borrowings.

Net cash used in financing activities was NT$34,277.0 million in 2015, reflecting primarily in the repayment of long-term borrowings for NT$50,849.7 million and the purchase of convertible bonds payable for NT$14,799.7 million, partially offset by the proceeds from long-term borrowings for NT$30,634.0 million. Net cash provided by financing activities was NT$10,721.2 million in 2016, reflecting primarily in the proceeds from long-term borrowings for NT$61,799.6 million, partially offset by the repayment of long-term borrowings for NT$45,651.0 million. Net cash used in financing activities was NT$13,410.4 million (US$452.4 million) in 2017, reflecting primarily in the repayment of long-term borrowings for NT$47,443.8 million (US$1,600.7 million), partially offset by proceeds from long-term borrowings for NT$34,872.6 million (US$1,176.5 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of capital expenditures were invested in facilities located in Taiwan and the PRC.

We are sometimes required to prepay our purchases of equipment. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2015, 2016 and 2017, prepayments for purchases of equipment were NT$16,332.9 million, NT$13,535.5 million and NT$27,646.0 million (US$932.7 million), respectively.

Our capital expenditures paid in 2017 were approximately NT$43,881.7 million (US$1,480.5 million), primarily for the expansion at our 8.5-generation fab in Taiwan and 6-generation fab in Kunshan, PRC. Our capital expenditures in 2018 are expected to be approximately NT$45.0 billion, which, depending on cash flow generated from our operations, the progress of our planned growth, and market conditions, may be adjusted later. Our capital expenditures in 2018 are planned to be used primarily for the technology upgrades and payments in the two capacity expansions at our 8.5-generation fab in Houli District, Taichung City.

5.C.       Research and Development

We incurred research and development costs of NT$8,903.8 million, NT$9,080.8 million and NT$9,854.7 million (US$332.5 million) in 2015, 2016 and 2017, respectively, which represented approximately 2.5%, 2.7% and 2.9%, respectively, of our net revenue.

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. In addition, we have several research and development teams to develop new and advanced display technologies, such as, UHD 4K , curved display, OLED, quantum dot wide color gamut, HDR, bezel-less, touch, 8K4K and other technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2017, we employed approximately 1,738 research and development engineers.

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

In 2015, we announced and exhibited a series of new developments of advanced display technologies. For example, we introduced the ALCD (Advanced LCD) TV panels incorporating numerous pioneering display technologies, including UHD 4K ultra high resolution, curved design, quantum dot wide color gamut and HDR technologies; this new product can provide true colors and images in exquisite details, and also create dazzling and breathtaking scenes. We showcased light and power-saving displays for wearable devices, including 1.3/2.6-inch transflective LCD, 1.5/1.6-inch square AMOLED displays employing a glass thinning method to trim panel thickness down to 0.45 mm and 4.3-inch Full HD ultra-thin LTPS display. The 1.4-inch full circle AMOLED display was honored as 2015 Society for Information Display (“SID”) Best in Show Award. In addition, we debuted slim UHD 4K ultra high resolution displays for smartphone, notebooks, oTP-Lite (on-cell) touch panel with wide color gamut and high contrast ratio to present colors in more precision which can meet the demand for professional graphic stylus. We also presented a complete series of ultra-high resolution car displays, including 12.3-inch LCD (2880 x 1080 pixel) with high resolution display for instrument cluster and 8/10.1-inch HD resolution LCD panels for center information display. In addition, the 8-inch WVGA LCD combines oTP and full lamination technologies to obtain low reflection and excellent touch performance. Furthermore, we developed a 55-inch Full HD super-narrow border panel for public information display TV wall application.

In 2016, we announced and exhibited a series of new developments of advanced display technologies. For example, we showcased 4 side bezel-less ALCD TV panels, which not only demonstrates the advanced technologies (4K/Curved/quantum dot wide color gamut/HDR) but also reflects a stylish and fashionable design where consumers can barely see the bezels. We also showcased the world’s first bezel-less 65-inch 8K4K (7680 x 4320 pixel) ultra-high resolution TV panel with curved display feature; this product adopts high transmittance and quantum dot materials to achieve low power consumption and true color presentation. We debuted a series of high-end products to capture the gaming market, including a 25-inch FHD (1920 x 1080 pixel) panel with 240Hz refresh rate, and a 27-inch UHD 4K panel with 144Hz refresh rate. We also debuted the 24.9-inch UHD 4K free-form curved car display in Consumer Electronics Show. The touch function for this product is imbedded, and the free-form panel is more suitable for car application. In addition, we presented the 13.3-inch UHD 4K LTPS notebook panel at Touch Taiwan. LTPS panels have the advantages of the low power consumption, high resolution and slim border. The 331 ppi UHD4K panel can fit into high-end customer product line. The panel left/right/up side border can be 2.0mm, and the power consumption is close to a current a-Si FHD panel. We also exhibited high resolution AMOLED display technologies being applied to smartwatches and virtual reality (“VR”) devices. In terms of smartwatch applications, 1.5- and 1.6-inch high resolution square AMOLED displays and 1.2- and 1.4-inch full circle AMOLED displays were showcased. The ultra-narrow border, high resolution and power-saving full circle AMOLED displays apply a special cut and driver IC design to create a full circular display area. In terms of VR headset displays, we presented a 3.8-inch AMOLED display with high pixel density of 423 ppi. A set of two displays are designed together to offer a resolution as high as 2K (2160 x 1200 pixel) for both eyes. High color saturation, high contrast with ultimate black state performance, and fast response time altogether offer even smoother and more vivid images, which is expected to offer the most life-like immersive VR experience possible.

In 2017, we announced and exhibited a series of new developments of advanced display technologies, including but not limited to:

•	Enhanced ALCD technology: the display can achieve as high as 2000-nit brightness with significantly higher contrast. Its low reflective quality helps to deliver high HDR image quality even in daylight, perfectly capturing both bright and dark image details. By adopting environmentally-friendly cadmium-free quantum dots with high color saturation, the display can reveal rich and detailed color depth, with a wide color gamut exceeding NTSC 110% in all environments.

•	The world’s largest 85-inch 8K4K bezel-less ALCD TV display with 120Hz high refresh rate to deliver smooth motion flow with impressive image quality.

•	We partnered with NVIDIA, an industry leader in visual computing, to jointly develop NVIDIA G-Sync HDR technology, which improves the contrast and enriches the details of game display through advanced HDR technology. We also presented the world’s first 27-inch gaming monitor panel combining 144Hz refresh rate and UHD 4K ultra high resolution, applying advanced HDR technology and Adobe RGB 99% high color saturation.

•	UHD 4K Ultra Narrow Border LTPS notebook panels that integrates on-cell touch function. This display combines ultra-high resolution, power-saving function and higher touch sensitivity features to provide a richer user experience with more flexibility.

•	A series of Public Information Display (“PID”) Total Solutions, including ultra large 85-inch UHD 4K signage for the outdoors, equipped with 2500-nit ultra-brightness and capability to operate for long periods of time with stability. This also includes stretched type PID from 28.6- to 42-inch that could be installed in semi-outdoor areas; these displays typically function as traffic information displays to provide real time information and advertisement for passengers.

•	18:9 full screen LTPS in-cell touch panel, including 6-inch full HD LTPS in-cell touch panel that integrates the display driver IC and touch IC to simplify the overall module structure. This product uses a new circuit and display design that enables the bottom module border to decrease by 40% in width, and the left and right module borders to be 0.6 mm wide. The in-cell touch technology enhances touch precision and the 18:9 full screen aspect ratio produces more space to accommodate a virtual HOME button, which together offers a boundless, audio-visual experience.

•	Free-form and curved car displays, including the 12.3-inch full HD LTPS display for cluster application with 1.5mm ultra slim border to streamline the product appearance. The display also integrates high resolution, high color saturation, high contrast and wide viewing angle technologies to high-end car displays.

•	AMOLED Smartwatch displays, including the AUO 1.2-inch and 1.4-inch true circle AMOLED displays which both have resolution as high as 326 ppi and consume 30% less power when compared with other products in the market. The displays are equipped with a brightness increase mode, so that information and color on the watches are still clearly visible when users are out under strong sunlight. The 1.3-inch AMOLED touch panel, possessing touch function and power-saving strength, offers intuitive touch experience and is light to carry, making it especially suitable for children’s smartwatch. We also exhibited two flexible AMOLED display applications, applying plastic substrate and special structural layer design to make the panels foldable and rollable.

5.D.     Trend Information

For trend information, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.      Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2017, we had off-balance sheet outstanding letters of credit of US$15.0 million and JPY2,761.8 million.

5.F.      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2017, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term borrowings(1)	119,344.9	10,941.7	68,455.5	33,892.5	6,055.2
Operating lease obligations(2)	7,420.6	858.2	1,576.6	1,494.1	3,491.7
Purchase obligations(3)	25,561.3	25,561.3	-	-	-
Other obligations(4)	895.2	268.5	417.8	208.9	-
Total	153,222.0	37,629.7	70,449.9	35,595.5	9,546.9

(1)	Includes estimated relevant interest payments in any given period in the future. See Note 21 to our consolidated financial statements for further information regarding interest rates.

(2)	Represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located.

(3)	Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs.

(4)	Includes certain settlement agreements regarding certain alleged patent infringements with definitive payment terms as of December 31, 2017. See “Item 8. Financial Information—8.A.7. Litigation” for further information relating to certain antitrust civil actions.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$102.9 million (US$3.5 million) to our pension fund maintained with the Bank of Taiwan in 2018.

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

Directors

Nine directors, including five independent directors, were elected at the 2016 Annual General Shareholders Meeting. The following table sets forth information regarding all of our directors as of February 28, 2018. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Shuang-Lang (Paul) Peng	60	Chairman and Chief Executive Officer	2019	8	• Director, Qisda Corporation • Director, Darwin PrecisionsCorporation
Kuen-Yao (K.Y.) Lee	66	Director	2019	22	• Honorary Chairman, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corp.
Kuo-Hsin (Michael) Tsai (representing BenQ Foundation)	54	Director, President and Chief Operating Officer	2019	2	• Director, Lextar Electronics Corp. • Director, Daxin Materials Corporation
Peter Chen (representing Qisda) (1)	57	Director	2019	2

•      Chairman and President, Qisda Corp.

•      Director, Darfon Electronics Corp.

•      Director, BenQ Materials Corp.

•      Director, DFI Inc.

•      Chairman, BenQ Medical Technology Corporation

•      Chairman, Partner Tech Corp.

Vivien Huey-Juan Hsieh	65	Independent Director	2019	14	• Independent Director and member of Remuneration Committee and Audit Committee, Darwin Precisions Corporation
Mei-Yueh Ho	67	Independent Director	2019	8

•      Independent Director and member of Remuneration Committee and Audit Committee, Bank of Kaohsiung, Ltd.

•      Independent Director and member of Remuneration Committee and Audit Committee, KINPO Electronics Inc.

•      Independent Director and member of Audit Committee, Advanced Semiconductor Engineering, Inc.

•      Independent Director and member of Remuneration Committee and Audit
Committee, Ausnutria Dairy Corporation Ltd.

Ding-Yuan Yang	70	Independent Director	2019	8	• Chairman, UniSVR Global Information Technology Corp.
Chin-Bing (Philip) Peng	65	Independent Director	2019	5	• Director and President, iD SoftCapital • Director, ACER Incorporated • Director, Wistron NeWeb Corporation • Director, AOPEN Inc. • Director, Wistron Information Technology & Services Corp.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company

Yen-Shiang Shih	68	Independent Director	2019	2

•      Independent Director and member of Remuneration Committee and Audit Committee, CTCI Corporation

•      Director, USI Corporation

•      Director, Taiwan Research Institute

•      Director, Taiwan Institute of Economic Research

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

Peter Chen. Mr. Chen has been a director of our company since June 2016 and has been the Chairman and President of Qisda Corp. since June 22, 2017 and January 1, 2014, respectively. Prior to his current position, Mr. Chen was Executive Vice President of Technology Product Center of BenQ Corp. from September 2007 to December 2013. Mr. Chen received his Bachelor’s degree in Electrical Engineering from the National Cheng Kung University in Taiwan in 1985 and his EMBA from the Thunderbird American Graduate School in the United States in 2001.

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

Senior Management

The following table sets forth information regarding key executives as of February 28, 2018.

Name	Age	Position	Years with Us
Shuang-Lang (Paul) Peng	60	Chairman and Chief Executive Officer	22
Kuo-Hsin (Michael) Tsai	54	President and Chief Operation Officer	20
Wei-Lung Liau	47	General Manager of the Video Solutions Business Group	19
Hong-Shiung (Sean) Chen	49	General Manager of the Mobile Solutions Business Group	19
Benjamin Tseng	50	Chief Financial Officer	9

Shuang-Lang (Paul) Peng. See “—Directors.”

Kuo-Hsin (Michael) Tsai. See “—Directors.”

Wei-Lung Liau. Mr. Liau has been the General Manager of our Video Solutions Business Group since November 1, 2015. Prior to his current position, Mr. Liau was Vice President of our Video Solutions Technology Unit from 2013 to October 2015, Associate Vice President of our Video Solution Technology Development Center from 2012 to 2013, Associate Vice President of our Advanced Technology Research Center from 2010 to 2012 and the head of the LCD Technology Division from 2005 to 2010. Mr. Liau also worked in various divisions including Engineering and Manufacturing. Mr. Liau received his Bachelor’s and Master’s degrees in Applied Chemistry from National Chiao Tung University in Taiwan in 1994 and 1996, respectively and received his Ph.D. in Applied Chemistry at National Chiao Tung University in Taiwan in 2017.

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

6.B.       Compensation

The aggregate compensation paid or payable to the directors and executives for their services rendered in 2017 was approximately NT$566.2 million (US$19.1 million). According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to the distribution of compensation to our directors for the year 2015, where we have a profit before tax for each fiscal year, we shall first reserve a certain amount of the profit to recover the loss for preceding years, and then distribute no more than 1% of the remaining profit to our directors as remuneration. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends and Distributions.”

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on years of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at a certain percentage of salaries and wages, to a pension fund that is deposited in the name of, and administered by, the employees’ pension plan committee. Beginning on July 1, 2005, pursuant to the ROC Labor Pension Act, we are required to make a monthly contribution for employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employees’ monthly salaries or wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. The total pension cost for our executives for the year ended December 31, 2017 was NT$2.3 million (US$0.08 million). Our directors did not receive any pension as part of their remuneration.

Our company, AU Optronics Corp., currently does not have any stock option plans.

6.C.        Board Practices

General

For a discussion of the term of office of the board of directors, see “—6.A. Directors and Senior Management.” No benefits are payable to members of the board upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities Exchange Act. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all our independent directors, who are currently Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng and Yen-Shiang Shih. Vivien Huey-Juan Hsieh and Chin-Bing (Philip) Peng are financially literate and have accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted an Audit Committee Charter for the audit committee.

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

6.D.        Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2015, 2016 and 2017.

	As of December 31,
Function	2015	2016	2017
Production	45,846	43,831	43,420
Technical(1)	9,331	8,992	9,055
Sales and marketing	938	898	969
Management and administration	3,968	3,858	3,761
Total	60,083	57,579	57,205

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2015, 2016 and 2017. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information about our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2015	2016	2017
Taiwan	24,996	25,227	26,176
PRC	32,753	30,125	28,954
Others	2,334	2,227	2,075
Total	60,083	57,579	57,205

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

Some senior executive officers are entitled to certain benefits upon termination under certain conditions, including a severance payment equal to a certain specified number of months of his or her then salary.

6.E.       Share Ownership

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and key executives as of February 28, 2018. Share ownership information will include the common shares held by the legal entities represented by our directors and key executives.

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer	4,188,114(1)	*
Kuen-Yao (K.Y.) Lee, Director	11,727,466(2)	*
Kuo-Hsin (Michael) Tsai, Director** and President & Chief Operation Officer	2,697,804(3)	*
Peter Chen, Director***	663,697,887(4)	6.9%
Vivien Huey-Juan Hsieh, Independent Director	–	–
Mei-Yueh Ho, Independent Director	–	–
Ding-Yuan Yang, Independent Director	–	–

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Chin-Bing (Philip) Peng, Independent Director	96,670	*
Yen-Shiang Shih, Independent Director	–	–
Wei-Lung Liau, General Manager of the Video Solutions Business Group	597,217	*
Hong-Shiung (Sean) Chen, General Manager of the Mobile Solutions Business Group	1,106,920	*
Benjamin Tseng, Chief Financial Officer	560,218	*

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.

**	Representative of BenQ Foundation.

***	Representative of Qisda.

(1)	Including 2,976,335 shares directly held and 1,211,779 shares beneficially owned by spouse and minor children.

(2)	Including 10,512,153 shares directly held and 1,215,313 shares beneficially owned through spouse and minor children.

(3)	Including 1,677,205 shares directly held and 920,599 shares beneficially owned through spouse and minor children. 100,000 shares beneficially owned as a representative of BenQ Foundation.

(4)	Including 0 shares directly held and 99,267 shares beneficially owned through spouse and minor children. 663,598,620 shares beneficially owned as a representative of Qisda. 491,115,000 shares beneficially owned were pledged and 159,315,690 pledged shares have no voting rights under the ROC Company Act.

As of February 28, 2018, none of our directors or key executives held any employee stock options from our company, AU Optronics Corp. None of our directors or key executives has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        Major Shareholders

Qisda is one of our major shareholders. As of February 28, 2018, Qisda beneficially owned 6.9% of our outstanding shares. As of February 28, 2018, one of our nine directors is a representative of Qisda.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2018 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620(1)	6.9%	6.9%
All directors as a group(2)	682,407,941	7.1%	7.1%

(1)	As of February 28, 2018, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.9% of the outstanding shares. Of the 663,598,620 common shares directly owned by Qisda, 504,282,930 shares have sole voting power and 159,315,690 shares have no voting rights pursuant to the ROC Company Act. All 663,598,620 common shares directly owned by Qisda have sole dispositive power.

(2)	Calculated as the sum of (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in his or her personal capacity. This information is as of February 28, 2018.

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

As of February 28, 2018, approximately 9,624.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 28, 2018, approximately 43.7 million ADSs representing 437.0 million common shares were held of record by Cede & Co. and 21 other registered shareholders domiciled in and outside of the United States.

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

The following table sets forth a summary of our material transactions with related parties in 2017. Please also see Note 38 to our consolidated financial statements for further information.

	Net Revenue				Accounts Receivables
	For the Year Ended December 31,				As of December 31,
	2015	2016	2017		2016	2017
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	8,745.7	554.9	1,216.9	41.1	58.7	184.9	6.2
Joint Ventures	5,453.1	4,105.4	-	-	-	-	-
Others(1)	6,005.2	12,767.1	11,959.7	403.5	2,474.5	1,668.1	56.3
	20,204.0	17,427.4	13,176.6	444.6	2,533.2	1,853.0	62.5

	Net Purchases				Accounts Payables
	For the Year Ended December 31,				As of December 31,
	2015	2016	2017		2016	2017
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	19,563.6	9,886.5	8,667.6	292.4	3,734.9	3,233.0	109.1
Joint Ventures	4,786.3	3,754.4	1,057.1	35.7	-	-	-
Others(1)	10,587.1	18,317.4	17,549.2	592.1	5,088.2	4,431.7	149.5
	34,937.0	31,958.3	27,273.9	920.2	8,823.1	7,664.7	258.6

(1)	Qisda ceased to be an associate of us in May 2015. However, Qisda and its subsidiaries are still related parties of us, and amounts for the related transactions between Qisda and its subsidiaries and us starting from June 2015 are set forth in the “Others” category above.

Our major related party transactions were conducted with the following companies in 2017:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2017. We sold panels for monitors to BenQ.

•	Evergen Power Corporation (“EGPC”)

EGPC is a subsidiary of SREC, which is one of our associates, as of December 31, 2017. We sold solar modules to EGPC and undertook construction of power plants for EGPC.

•	Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ is a subsidiary of Qisda as of December 31, 2017. We sold panels for monitors to QCSZ.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2017. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 9.99% of Qisda as of December 31, 2017. Qisda provides module-assembly services to us.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 17.91% of Raydium as of December 31, 2017. We purchased driver ICs from Raydium.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1.	See Item 18 for our audited consolidated financial statements and pages F-1 through F-97.

8.A.2.	See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.	See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4.	Not applicable.

8.A.5.	Not applicable.

8.A.6.	See “Item 4. Information on the Company—4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7.	Litigation

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

Brazil

We received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations, and have cooperated with Conselho Administrativa de Defesa Economica (“CADE”), Brazil’s competition agency, in connection therewith. In December 2015, the tribunal of CADE approved a settlement reached by CADE and us. We paid CADE 16.7 million Brazilian Reals in February 2016 pursuant to the settlement agreement. We are awaiting final administrative approval.

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

In addition to the above cases in the United States and Canada, a lawsuit was filed by certain consumers in Israel against certain LCD manufacturers, including us, in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues, including whether the lawsuit was properly served. In March 2016, the Israeli Court issued an order stating that the case may proceed in Israel. We and other defendants appealed the Israeli Court’s decision. The Israeli Court ordered that except the appellate proceedings, all the other court proceedings be stayed. The first-level appellate court heard the appeal in December 2016. In December 2016, the Israeli Court overturned the original decision and revoked the permission for this case to be served outside of Israeli jurisdiction. The plaintiffs lodged an appeal to the Israeli Supreme Court, but the Israeli Supreme Court overruled the appeal in August 2017. In January 2018, the parties reached a settlement agreement and agreed to commence the required proceedings for withdrawing the lawsuit.

We will make certain provisions with respect to some, but not all, civil lawsuits as the management deems appropriate. See Note 40 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will reassess the adequacy and reasonableness of the said provisions and make adjustments as we deem necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Other Litigation

In July and August of 2014, we, AU Optronic Singapore Ptd. Ltd. and SunPower Technology, Ltd. (“SPTL”) submitted certain disputes for arbitration to the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. The arbitration was amicably settled by the parties in September 2016.

On February 22, 2017, one of AUO’s subsidiaries in the PRC, AU Optronics (Suzhou) Corp., Ltd. (“AUSZ”) received an administrative complaint filed by Shenzhen China Star Optoelectronics Technology Co., Ltd. (“CSOT”) alleging that AUSZ infringes two PRC patents, and the complaint requests that AUSZ cease the alleged infringing act. Based on the Company’s preliminary assessment, AUO believes that its subsidiary does not infringe the two PRC patents as alleged, and further that the two PRC patents appear to be invalid. In response to such administrative complaint, AUSZ has filed a request to invalidate the two PRC patents accordingly. In April 2017, CSOT filed civil lawsuits in the Intermediate People’s Court of Shenzhen Municipality against the subsidiary claiming infringement of the same two PRC patents. In June 2017, CSOT filed civil lawsuits in the No. 1 Intermediate People’s Court of Chongqing Municipality against the subsidiary claiming infringement of three PRC patents (including one of the above mentioned PRC patents). CSOT requested that AUSZ cease the alleged infringing act and claimed approximate RMB49.91 million for economic loss for each of the said respective four PRC patents and compensation for reasonable fees and litigation expenses such as notarization fees and attorney fees incurred by CSOT. On September 24, 2017, the relevant parties reached a settlement agreement and agreed to withdraw relevant legal proceedings.

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

Proceedings Related to Our Directors and Senior Management

None.

Environmental Proceedings

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third-phase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the EPA of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second-phase environmental impact assessment for the Project continues to proceed. On December 14, 2017, the EPA of the Executive Yuan of Taiwan held the third review meeting of the investigation group. The review meeting reached the conclusion of suggesting approval for the Project. The Central Taiwan Science Park Bureau is now reviewing the comments and conclusion of the review meeting and will reply to the Environmental Impact Assessment Committee of the EPA for further discussion. After approval, the Project will be submitted to the Environmental Impact Assessment General Meeting for review. We will continue to monitor if there will be any material adverse effect on our operations as the event develops.

8.A.8.       Dividends and Dividend Policy

On June 16, 2016, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.35 per share for the year ended December 31, 2015. On June 15, 2017, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.56 per share for the year ended December 31, 2016. On March 23, 2018, our board of directors passed a resolution to distribute a cash dividend of NT$1.5 per share for the year ended December 31, 2017, which is subject to the resolution of our annual shareholders’ meeting to be held on June 15, 2018 for the year ended December 31, 2017.

Our Articles of Incorporation provide that when the retained earnings available for distribution of the current year reaches 2% of our paid in capital, no less than 20% of the retained earnings available for distribution of the current year shall be distributed as dividends and when the retained earnings available for distribution of the current year does not reach 2% of our paid in capital, we may distribute no dividends and the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Act to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to distribution of dividends for the years after 2015, provided that where we have a profit before tax for each fiscal year, we shall first recover the loss for preceding years, if any, and then distribute no less than 5% and no more than 1% of the remaining profit to our employees and directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated legal reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated and unappropriated retained earnings can be distributed after the distribution plan proposed by the Board and approved by the shareholders’ meeting.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Common Share		Average Daily Trading	Closing Price per ADS		Average Daily Trading
	High	Low	Volume	High	Low	Volume
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
2013	14.00	8.44	81,594.3	4.89	2.82	1,146.2
2014	16.55	8.80	74,525.9	5.42	2.73	480.1
2015	18.90	8.11	76,047.5	6.01	2.40	1,870.4
2016	13.60	8.26	67,023.1	4.38	2.44	745.5
First Quarter	10.05	8.26	70,336.6	3.06	2.44	713.8
Second Quarter	10.95	8.41	51,948.5	3.49	2.49	548.5
Third Quarter	13.60	10.90	90,285.4	4.38	3.37	1,061.9
Fourth Quarter	13.10	11.35	55,904.9	4.18	3.46	654.9
2017	13.95	11.45	82,251.6	4.81	3.63	1,580.7
First Quarter	13.40	11.75	71,233.9	4.29	3.63	1,227.5
Second Quarter	13.95	11.45	99,133.9	4.81	3.66	2,422.2
Third Quarter	13.55	11.70	91,044.2	4.49	3.73	1,888.1
Fourth Quarter	13.30	12.10	66,411.1	4.46	3.98	779.2

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing Price per Common Share		Average Daily Trading	Closing Price per ADS		Average Daily Trading
	High	Low	Volume	High	Low	Volume
	(NT$)	(NT$)	(in thousands of Common Shares)	(US$)	(US$)	(in thousands of ADSs)
October	12.60	12.10	62,519.2	4.24	3.98	996.9
November	13.30	12.20	88,154.8	4.46	4.10	869.6
December	12.70	12.30	47,153.3	4.23	4.12	444.8
2018 (through March 12, 2018)	14.30	12.35	114,604.1	4.99	4.20	1,142.2
January	14.30	12.35	120,470.1	4.99	4.20	1,278.1
February	13.80	12.80	129,072.8	4.93	4.40	1,191.8
March (through March 12, 2018)	13.65	12.95	74,961.2	4.67	4.45	667.5

(1)	Each ADS represents 10 common shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

The principal trading markets for our shares are the Taiwan Stock Exchange and the New York Stock Exchange, on which our shares trade in the form of ADSs.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

On June 15, 2017, our shareholders approved the twentieth amendment to our Articles of Incorporation, a copy of which is filed as Exhibit 1.1 hereto.

The following statements summarize the material elements of our capital structure and the more important rights and privileges of our shareholders conferred by ROC law and our Articles of Incorporation.

Objects and Purpose

The scope of our business as set forth in Article 2 of our Articles of Incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, organic light emitting diodes and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, original design manufacturing and original equipment manufacturing business for flat panel display modules, solar cell, modules, and related systems and services, new green energy related systems and services (for operations outside the Science Park only), color filters, the simultaneous operation of a trade business relating to our business and the simultaneous operation of metals, Refuse Derived Fuel and chemical products from our manufacturing recycle processes.

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

Shares

As of February 28, 2018, our authorized share capital was NT$120 billion, divided into 12 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued.

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

Transfer of Shares

Under the ROC Company Act, shares are transferred by endorsement and delivery of the related share certificates. However, settlement of trading of shares of a listed company, such as our company, generally, is carried out on the book entry system maintained by the Taiwan Depository & Clearing Corporation. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar.

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

Voting Rights

According to the ROC Company Act, a holder of our shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital, or a “Controlled Entity,” or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital, cannot be voted. There is cumulative voting for the election of directors. In all other matters, shareholders must cast all their votes the same way on any resolution provided that shareholders holding shares on behalf of others are permitted to split votes when exercising voting rights. Voting rights attached to our common shares may be exercised by personal attendance or proxy through written or electronic ballot.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 21% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. Prior to January 1, 2019, to the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on dividends distributed to non-resident shareholders, and consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 21%. In accordance with Taiwan Tax reform, from January 1, 2018 onwards, the current rate of withholding tax for non-ROC residents shareholders has been adjusted from 20% to 21% of the amount of the distribution. In addition, from January 1, 2019 onwards, the dividends that are paid out of retained earnings no longer are able to offset the withholding tax liability on dividends distributed to non-resident shareholders.

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

Estate and Gift Tax

Subject to allowable exclusions, deductions and exemptions, any property within the ROC of a deceased individual is subject to the estate tax at progressive tax rates at 10%, 15% and 20%, and any property within the ROC donated by any individual is subject to the gift tax at progressive tax rates at 10%, 15% and 20%. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

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

Retained Earnings Tax

Under the ROC Income Tax Act, from the taxable year of 1998 to the taxable year of 2017, if retained earnings of the current year are not distributed by the company in the next fiscal year, an additional retained earnings tax will be levied at the rate of 10% on such retained earnings. The 10% retained earnings tax may be credited against the dividend withholding tax once the company distributes dividends from the corresponding retained earnings in subsequent years. From the taxable year of 1998 to the taxable year of 2017, only 50% retained earning tax paid can be credited against the dividend withholding tax on dividends distributed to non-resident shareholders. Commencing from the taxable year of 2018, the surtax rate for undistributed earnings is 5%.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare Contribution Tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

•	tax-exempt entities, including “individual retirement accounts”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding ADSs or shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or shares;

•	persons that own or are deemed to own 10% or more of the voting power or value of our stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding ADSs or shares through a partnership or other pass-through entity; or

•	persons holding ADSs or shares in connection with a trade or business conducted outside of the United States.

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

This discussion assumes that we were not a passive foreign investment company for our 2017 taxable year, as discussed below.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income if the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2017 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. Holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

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

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any portion of the amount withheld that is reduced by reason of the ROC credit in respect of the retained earnings tax is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally should constitute “passive category income.” The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2017 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

As of December 31, 2017, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$272.3 million and JPY12,013.4 million (US$106.6 million), respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$651.4 million and RMB1,553.7 million (US$238.8 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,279.9 million as of December 31, 2017, which represents 94.1% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,294.5 million and JPY27,244.7 million (US$241.8 million), respectively, relating to our overseas vendors.

As of December 31, 2016, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$358.4 million and JPY24,073.3 million, respectively. We also had certificates of deposit denominated in U.S. dollars, Renminbi and Japanese yen in the amount of US$615.4 million, RMB2,924.6 million and JPY4,000.0 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,430.4 million as of December 31, 2016, which represents 95.8% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,358.6 million and JPY27,427.0 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on long-term borrowings and exchange rate movements on foreign currency-denominated cash and cash equivalents, accounts receivables, borrowings and accounts payables. The fair value of forward exchange contracts has been determined by our internal evaluation model, and the fair value of interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We incur debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. We may use interest rate swaps to modify our exposure to interest rate movements and reduce the volatility of borrowing costs. Interest rate swaps limit the risks of fluctuating interest rates by allowing us to convert a portion of the interest on our borrowings from a variable rate to a fixed rate.

As of December 31, 2017, we had no outstanding interest rate swap agreements. As of December 31, 2016, we had six outstanding interest rate swap agreements with five major international financial institutions, having a total notional principal amount of NT$1,760.0 million.

The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, debt obligations and certain assets, that are held by us as of December 31, 2017 and 2016, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date. For interest rate swaps, the tables present notional amounts and weighted average interest rates by contractual maturity date. Notional amounts are used to calculate the contractual payments to be exchanged under a contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date and management’s expectations for future interest rates. The information is presented in the currencies in which the instruments are denominated.

	Expected Maturity Date							Fair Value at December 31,
	2018	2019	2020	2021	2022	Thereafter	Total	2017
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	651,370	-	-	-	-	-	651,370	651,370
Average interest rate	1.785%	-	-	-	-	-	1.785%	-
Fixed rate (NT$)	30,741,384	-	-	-	-	-	30,741,384	30,741,384
Average interest rate	0.483%	-	-	-	-	-	0.483%	-
Fixed rate (CNY)	1,553,660	-	-	-	-	-	1,553,660	1,553,660
Average interest rate	1.752%	-	-	-	-	-	1.752%	-
Fixed rate (CZK)	110,000	-	-	-	-	-	110,000	110,000
Average interest rate	0.050%	-	-	-	-	-	0.050%	-
Long-term Loans:
Variable rate (NT$)	8,155,234	35,824,355	28,718,488	24,892,488	7,600,254	5,854,154	111,044,973	111,044,973
Average interest rate	2.612%	2.808%	3.186%	3.665%	5.037%	5.502%	3.051%	-

	Expected Maturity Date							Fair Value at December 31,
	2017	2018	2019	2020	2021	Thereafter	Total	2016
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	615,446	-	-	-	-	-	615,446	615,446
Average interest rate	1.047%	-	-	-	-	-	1.047%	-
Fixed rate (NT$)	3,150,000	-	-	-	-	-	3,150,000	3,150,000
Average interest rate	0.450%	-	-	-	-	-	0.450%	-
Fixed rate (JPY)	4,000,000	-	-	-	-	-	4,000,000	4,000,000
Average interest rate	0.300%	-	-	-	-	-	0.300%	-
Fixed rate (CNY)	2,924,560	-	-	-	-	-	2,924,560	2,924,560
Average interest rate	1.721%	-	-	-	-	-	1.721%	-
Long-term Loans:
Variable rate (NT$)	18,074,627	29,504,743	43,957,398	14,831,279	9,891,005	8,486,557	124,745,609	124,745,609
Average interest rate	2.398%	2.697%	3.119%	3.956%	4.550%	5.438%	2.953%	-
Interest Rate Swaps (1)
Variable to fixed (NT$)	1,760,000	-	-	-	-	-	1,760,000	(3,540)
Pay rate	1.090%	-	-	-	-	-	1.090%	-

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

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2017 and 2016:

December 31, 2017
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR65,000
Average contractual exchange rate	JPY133.72 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,280
Average contractual exchange rate	CZK25.46 per EUR
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$304,926
Average contractual exchange rate	JPY111.80 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$137,000
Average contractual exchange rate	CNY6.60 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$931
Average contractual exchange rate	MYR4.09 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$213,100
Average contractual exchange rate	NT$29.93 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$5,480
Average contractual exchange rate	SGD1.34 per US$
Contracts to sell JPY/Buy NT$
Aggregate contract amount	JPY10,000,000
Average contractual exchange rate	NT$0.27 per JPY
Contracts to sell CNY/Buy JPY
Aggregate contract amount	CNY86,623
Average contractual exchange rate	JPY16.66 per CNY
Fair value of all forward contracts(1)	NT$(36,231)

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

December 31, 2016
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR90,000
Average contractual exchange rate	JPY118.82 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,190
Average contractual exchange rate	CZK26.89 per EUR
Contracts to sell EUR/Buy NT$
Aggregate contract amount	EUR5,000
Average contractual exchange rate	NT$34.39 per EUR
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR41,000
Average contractual exchange rate	US$1.08 per EUR
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$1,474,085
Average contractual exchange rate	JPY3.66 per NT$
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$126,730
Average contractual exchange rate	JPY109.37 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$96,000
Average contractual exchange rate	CNY6.90 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$741
Average contractual exchange rate	MYR4.45 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$711,000
Average contractual exchange rate	NT$31.91 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$170,157
Average contractual exchange rate	SGD1.44 per US$
Contracts to sell JPY/Buy NT$
Aggregate contract amount	JPY50,000
Average contractual exchange rate	NT$0.27 per JPY
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY359,763
Average contractual exchange rate	US$0.15 per CNY
Contracts to sell CNY/Buy JPY
Aggregate contract amount	CNY588,583
Average contractual exchange rate	JPY15.41 per CNY
Fair value of all forward contracts(1)	NT$(831,329)

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Payment received by us

In 2017, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$38,781.22
Reimbursement of ADR holders identification expenses	US$26,468.64
Reimbursement of Legal Fees	US$225.00
Reimbursement to Issuer	US$743,048.64
Tax Payment to the IRS	US$346,306.50
Total	US$1,154,830.00

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2017.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2017, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of AU Optronics Corp. and subsidiaries (“the Company”) as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017 (collectively, “the consolidated financial statements”), and our report dated March 23, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG

We have served as the Company’s auditor since 1996.

Hsinchu, Taiwan (Republic of China)

March 23, 2018

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A.       Audit Committee Financial Expert

Our board of directors has determined that Vivien Huey-Juan Hsieh and Chin-Bing (Philip) Peng are audit committee financial experts and are independent as defined under NYSE Section 303A.02. Ms. Hsieh received a Ph.D. in Finance and Mr. Peng served as Chief Financial Officer of ACER Incorporated. Both of them have acquired financial expertise through their role as a supervisor at a company where their responsibilities include examining the business and financial condition of the company and supervising certified public accountants in their examination of the same.

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
Services	2016	2017
	NT$	NT$
	(in thousands)
Audit-Related Fees(1)	46,425	42,575
Tax Fees(2)	6,642	5,510
Other Fees(3)	1,963	8,657
Total	55,030	56,742

(1)	Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-US jurisdictions, including statutory audits required by the Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category includes fees incurred from professional services related to tax compliance.

(3)	Other Fees. This category includes fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

Our board of directors has affirmatively determined that our five independent directors have no material relationship with us.

NYSE Standards for US Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement. ROC law does not allow separate board meetings to be held by part but not all of the directors of the board.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	ROC law does not contain such a requirement, and we do not have a nominating/corporate governance committee.

NYSE Section 303A.05 requires listed companies to have a remuneration committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and to provide for an annual evaluation of the committee’s performance.	We established a remuneration committee on August 30, 2011 to meet the requirements under the ROC law. The current members of the remuneration committee appointed by the board of directors are three of our independent directors, Chin-Bing (Philip) Peng, Ding-Yuan Yang and Vivien Huey-Juan Hsieh. We have a written charter to establish certain minimum responsibilities in accordance with ROC law. We do not assess the independence of our remuneration committee members under the independence requirements of the NYSE listing standards.

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Under ROC law, shareholders’ approval is required for (i) any issuance of restricted stocks to employees, and (ii) employee stock option plans with exercise price lower than the closing price of the company’s stocks as of the issuance date. Other than the above, under ROC law, the board of directors has authority to approve employee remunerations and employee stock option plans with exercise price equal to or higher than the closing price of the company’s stocks as of the issuance date, and to grant options to employees pursuant to such plans, subject to the approval of the FSC, and to approve share buy-back programs and the transfer of shares to employees under such programs.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the remuneration committee.)	We have adopted corporate governance principles, and we provide an explanation of differences between our practice and ROC non-binding corporate governance principles promulgated by the Taiwan Stock Exchange, if any, in our ROC annual report.

16.H.       Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of December 31, 2016 and 2017.

(c)	Consolidated Statements of Comprehensive Income of AU Optronics Corp. and subsidiaries for the years ended December 31, 2015, 2016 and 2017.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2015, 2016 and 2017.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2015, 2016 and 2017.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

2.2	Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the SEC on June 29, 2007).

4.1	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Ke-Yuan Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the L3B site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.6	Lease Agreement by and between AU Optronics (Suzhou) Corp., Ltd. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	Chairman and Chief Executive Officer

Date: March 29, 2018

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2018, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits includes performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 1996.

Hsinchu, Taiwan (Republic of China)

March 23, 2018

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2017 and 2016

(Expressed in thousands of New Taiwan dollars)

	Notes	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	6	$105,020,616	80,191,248
Financial assets measured at fair value through profit or loss–current	7	70,366	65,669
Accounts receivable, net	9	38,738,211	45,710,177
Accounts receivable from related parties, net	9, 38	1,853,062	2,533,224
Other receivables from related parties	38	54,093	34,288
Income taxes receivable		27,431	14,057
Inventories	10	24,854,323	27,679,335
Other current financial assets	9, 39	518,329	559,946
Noncurrent assets held for sale	11	2,407,980	228,015
Other current assets	12, 18	6,631,130	6,330,283
Total current assets		180,175,541	163,346,242
Noncurrent assets:
Available-for-sale financial assets–noncurrent	8	4,348,134	3,030,278
Investments in equity-accounted investees	12	5,597,287	5,178,337
Property, plant and equipment	11, 15, 16, 23, 38, 39	224,933,089	222,741,832
Investment property	16, 23, 39	717,823	465,868
Intangible assets	17	1,890,297	2,322,239
Deferred tax assets	33	7,069,014	1,736,854
Other noncurrent assets	12, 18, 39	5,439,504	7,039,115
Total noncurrent assets		249,995,148	242,514,523
Total Assets		$430,170,689	405,860,765

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2017 and 2016

(Expressed in thousands of New Taiwan dollars, except for par value)

	Notes	December 31, 2017	December 31, 2016
Liabilities
Current liabilities:
Short-term borrowings	19	$3,424,376	526,723
Current installments of long-term borrowings	21, 39	8,155,234	18,074,627
Financial liabilities measured at fair value through profit or loss–current	7	106,597	896,998
Hedging derivative financial liabilities–current	7	-	3,540
Accounts payable		46,888,691	51,148,055
Accounts payable to related parties	38	7,664,731	8,823,065
Equipment and construction payable	38	12,131,121	12,647,041
Other payables to related parties	38	21,161	27,341
Current tax liabilities		4,684,818	1,715,309
Provisions－current	22	819,232	1,783,407
Other current liabilities		26,368,732	22,385,488
Total current liabilities		110,264,693	118,031,594
Noncurrent liabilities:
Long-term borrowings, excluding current installments	21, 39	102,452,776	106,187,993
Provisions－noncurrent	22	1,066,731	1,038,264
Deferred tax liabilities	33	1,638,227	1,830,264
Other noncurrent liabilities	24	1,930,411	1,936,337
Total noncurrent liabilities		107,088,145	110,992,858
Total liabilities		217,352,838	229,024,452
Equity	25
Common stock, $10 par value		96,242,451	96,242,451
Capital surplus		60,538,505	59,977,743
Retained earnings		38,712,332	1,450,618
Other components of equity		256,062	777,297
Equity attributable to shareholders of AU Optronics Corp.		195,749,350	158,448,109
Non-controlling interests		17,068,501	18,388,204
Total equity		212,817,851	176,836,313
Total Liabilities and Equity		$430,170,689	405,860,765

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of New Taiwan dollars, except for earnings per share)

	Notes	2017	2016	2015
Net revenue	27, 38	$341,028,267	329,089,036	360,346,494
Cost of sales	10, 23, 28, 29, 38	(279,986,522)	(294,598,017)	(320,509,439)
Gross profit		61,041,745	34,491,019	39,837,055
Selling and distribution expenses	23, 26, 28, 29, 38	(3,888,969)	(3,895,089)	(4,206,101)
General and administrative expenses	23, 26, 28, 29, 38	(8,158,940)	(9,176,683)	(9,205,987)
Research and development expenses	23, 26, 28, 29, 38	(9,854,712)	(9,080,791)	(8,903,819)
Other income	30, 38	3,829,897	2,380,228	2,197,593
Other gains and losses	7, 8, 11, 12, 14, 15, 31, 38	(976,560)	(925,673)	(9,978,320)
Finance costs	15, 32	(2,867,861)	(2,707,887)	(2,591,023)
Share of profit of equity-accounted investees	12	239,006	100,778	449,452
Profit before income tax		39,363,606	11,185,902	7,598,850
Income tax expense (benefit)	33	(1,125,157)	2,432,545	384,841
Profit for the year		40,488,763	8,753,357	7,214,009
Other comprehensive income	12, 24, 25, 33
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit obligations		(98,091)	(225,194)	(251,401)
Equity-accounted investees – share of other comprehensive income (loss)		243	574	(2,381)
Related tax		155,930	-	681
		58,082	(224,620)	(253,101)
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		(2,255,410)	(7,500,071)	(294,749)
Net change in fair value of available-for-sale financial assets		1,146,422	766,534	(521,173)
Effective portion of changes in fair value of cash flow hedges		(21,992)	7,199	(3,647)
Equity-accounted investees – share of other comprehensive income (loss)		(62,327)	(609,071)	324,928
Related tax		316,372	230,202	16,050
		(876,935)	(7,105,207)	(478,591)
Other comprehensive loss, net of tax		(818,853)	(7,329,827)	(731,692)
Total comprehensive income for the year		$39,669,910	1,423,530	6,482,317
Profit (loss) attributable to:
Shareholders of AU Optronics Corp.		$42,609,500	9,965,129	7,242,170
Non-controlling interests		(2,120,737)	(1,211,772)	(28,161)
Profit for the year		$40,488,763	8,753,357	7,214,009
Total comprehensive income (loss) attributable to:
Shareholders of AU Optronics Corp.		$42,146,146	4,502,568	7,185,693
Non-controlling interests		(2,476,236)	(3,079,038)	(703,376)
Total comprehensive income for the year		$39,669,910	1,423,530	6,482,317
Earnings per share	34
Basic earnings per share		$4.43	1.04	0.75
Diluted earnings per share		$4.27	1.02	0.70

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to shareholders of AU Optronics Corp.
			Retained earnings (Accumulated deficit)			Other components of equity
	Common stock	Capital surplus	Legal reserve	Unappropriated earnings (deficit)	Subtotal	Cumulative translation differences	Unrealized gains (losses) on available- for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Subtotal	Equity attributable to shareholders of AU Optronics Corp.	Non-controlling interests	Total equity
Balance at January 1, 2015	$96,242,451	59,258,041	401,750	(7,058,273)	(6,656,523)	5,766,162	29,107	18,440	5,813,709	154,657,678	19,329,254	173,986,932
Appropriation of earnings
Legal reserve	-	-	1,762,846	(1,762,846)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(4,812,123)	(4,812,123)	-	-	-	-	(4,812,123)	-	(4,812,123)
Profit (loss) for the year	-	-	-	7,242,170	7,242,170	-	-	-	-	7,242,170	(28,161)	7,214,009
Other comprehensive income, net of tax	-	-	-	(258,104)	(258,104)	774,034	(568,760)	(3,647)	201,627	(56,477)	(675,215)	(731,692)
Total comprehensive income for the year	-	-	-	6,984,066	6,984,066	774,034	(568,760)	(3,647)	201,627	7,185,693	(703,376)	6,482,317
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	172,616	-	(8,586)	(8,586)	-	-	-	-	164,030	(489,906)	(325,876)
Differences between acquisition price and carrying amount arising from acquisition of subsidiaries	-	817,191	-	-	-	-	-	-	-	817,191	(817,191)	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	5,329,823	5,329,823
Balance at December 31, 2015	96,242,451	60,247,848	2,164,596	(6,657,762)	(4,493,166)	6,540,196	(539,653)	14,793	6,015,336	158,012,469	22,648,604	180,661,073
Appropriation of earnings
Legal reserve	-	-	493,196	(493,196)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(3,368,486)	(3,368,486)	-	-	-	-	(3,368,486)	-	(3,368,486)
Profit (loss) for the year	-	-	-	9,965,129	9,965,129	-	-	-	-	9,965,129	(1,211,772)	8,753,357
Other comprehensive income, net of tax	-	-	-	(224,522)	(224,522)	(6,009,190)	763,952	7,199	(5,238,039)	(5,462,561)	(1,867,266)	(7,329,827)
Total comprehensive income for the year	-	-	-	9,740,607	9,740,607	(6,009,190)	763,952	7,199	(5,238,039)	4,502,568	(3,079,038)	1,423,530
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	(290,111)	-	(428,337)	(428,337)	-	-	-	-	(718,448)	(1,057,031)	(1,775,479)
Group reorganization	-	20,006	-	-	-	-	-	-	-	20,006	37,036	57,042
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(161,367)	(161,367)
Balance at December 31, 2016	96,242,451	59,977,743	2,657,792	(1,207,174)	1,450,618	531,006	224,299	21,992	777,297	158,448,109	18,388,204	176,836,313
Appropriation of earnings
Legal reserve	-	-	781,894	(781,894)	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(5,389,577)	(5,389,577)	-	-	-	-	(5,389,577)	-	(5,389,577)
Profit (loss) for the year	-	-	-	42,609,500	42,609,500	-	-	-	-	42,609,500	(2,120,737)	40,488,763
Other comprehensive income, net of tax	-	-	-	57,881	57,881	(1,651,975)	1,152,732	(21,992)	(521,235)	(463,354)	(355,499)	(818,853)
Total comprehensive income for the year	-	-	-	42,667,381	42,667,381	(1,651,975)	1,152,732	(21,992)	(521,235)	42,146,146	(2,476,236)	39,669,910
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	42,566	-	(16,090)	(16,090)	-	-	-	-	26,476	(6,421)	20,055
Differences between consideration and carrying amount arising from disposal of interest in subsidiary	-	518,196	-	-	-	-	-	-	-	518,196	(518,196)	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	1,681,150	1,681,150
Balance at December 31, 2017	$96,242,451	60,538,505	3,439,686	35,272,646	38,712,332	(1,120,969)	1,377,031	-	256,062	195,749,350	17,068,501	212,817,851

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(Expressed in thousands of New Taiwan dollars)

	2017	2016	2015
Cash flows from operating activities:
Profit before income tax	$39,363,606	11,185,902	7,598,850
Adjustments for:
Depreciation	35,801,230	38,533,775	46,851,487
Amortization	628,606	1,159,465	894,362
Interest expense	2,867,861	2,707,887	2,591,023
Interest income	(612,210)	(494,542)	(672,638)
Dividend income	(248,514)	(107,141)	(112,661)
Share of profit of equity-accounted investees	(239,006)	(100,778)	(449,452)
Gains on disposals of property, plant and equipment, net	(330,814)	(24,278)	(585,196)
Losses (gains) on disposals of investments and financial assets, net	(42,788)	333,858	10,618
Write-downs of inventories	3,756,726	3,673,213	5,661,266
Impairment losses on assets	1,046,668	34,733	7,026,226
Losses on purchase of convertible bonds payable	-	-	87,984
Effect of exchange rates on purchase and redemption of convertible bonds payable	-	-	576,167
Changes in fair values of financial instruments	(795,098)	491,860	240,002
Unrealized foreign currency exchange losses (gains)	776,962	(1,386,370)	107,556
Others	(126,760)	(37,295)	10,671
	42,482,863	44,784,387	62,237,415
Change in operating assets and liabilities:
- accounts receivable	4,643,577	(13,023,581)	22,073,800
- receivables from related parties	659,522	(47,075)	1,150,032
- inventories	(1,149,146)	112,708	(1,498,601)
- other current assets	1,572,360	7,312,751	(7,567,250)
- accounts payable	(2,489,088)	(601,488)	(10,266,543)
- payables to related parties	(1,164,514)	(504,779)	(2,165,658)
- net defined benefit liability	(103,668)	(57,382)	(86,866)
- provisions	(911,810)	(3,125,053)	(4,012,891)
- other current liabilities	3,974,959	(4,454,647)	(2,967,282)
	5,032,192	(14,388,546)	(5,341,259)
Cash generated from operations	86,878,661	41,581,743	64,495,006
Cash received from interest income	628,223	501,076	595,475
Cash received from dividend income	421,550	311,492	380,589
Cash paid for interest	(2,551,944)	(2,105,285)	(2,474,887)
Cash paid for income taxes	(1,013,159)	(3,593,180)	(992,795)
Net cash provided by operating activities	84,363,331	36,695,846	62,003,388
Cash flows from investing activities:
Acquisitions of available-for-sale financial assets	(201,434)	(66,948)	(33,593)
Proceeds from disposals of available-for-sale financial assets	-	9,917	99,517
Proceeds from return of capital by available-for-sale financial assets	32,000	-	1,497
Acquisitions of equity-accounted investees	(397,000)	(240,500)	(51,700)
Proceeds from disposals of equity-accounted investees	56	3,522,610	-
Acquisitions of property, plant and equipment	(43,881,660)	(46,220,129)	(33,440,160)
Proceeds from disposals of property, plant and equipment	1,149,649	789,682	1,762,401
Decrease (increase) in refundable deposits	(404,233)	(16,955)	3,341
Increase in intangible assets	(196,781)	(187,020)	(303,282)
Decrease (increase) in other financial assets	(44,469)	(37,246)	227,320
Net cash inflows resulting from disposals of subsidiaries	276,393	179,262	-
Net cash used in investing activities	(43,667,479)	(42,267,327)	(31,734,659)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	2,903,927	(1,065,842)	1,212,392
Purchase of convertible bonds payable	-	-	(14,799,715)
Redemption of convertible bonds payable	-	-	(563,999)
Proceeds from long-term borrowings	34,872,615	61,799,594	30,633,963
Repayments of long-term borrowings	(47,443,813)	(45,650,997)	(50,849,749)
Increase (decrease) in guarantee deposits received	(34,654)	(30,944)	156,994
Cash dividends	(5,389,577)	(3,368,486)	(4,812,123)
Net change of non-controlling interests and others	1,681,150	(962,106)	4,745,245
Net cash provided by (used in) financing activities	(13,410,352)	10,721,219	(34,276,992)
Effect of exchange rate change on cash and cash equivalents	(2,456,132)	(3,839,190)	923,630
Net increase (decrease) in cash and cash equivalents	24,829,368	1,310,548	(3,084,633)
Cash and cash equivalents at January 1	80,191,248	78,880,700	81,965,333
Cash and cash equivalents at December 31	$105,020,616	80,191,248	78,880,700

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

On September 1, 2001, October 1, 2006 and October 1, 2016, Unipac Optoelectronics Corp. (“Unipac”), Quanta Display Inc. (“QDI”) and Taiwan CFI Co., Ltd. (“CFI”) were merged with and into AUO, respectively. AUO is the surviving Company, whereas Unipac, QDI and CFI were dissolved.

The principal operating activities of AUO and its subsidiaries (hereinafter referred to as “the Company”) are described in note 4(c)(2).

2.	The Authorization of Financial Statements

These consolidated financial statements were authorized for issue by the audit committee of the Board of Directors of AUO on March 23, 2018.

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

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IFRS 2, Share-based Payments - Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4, Insurance Contracts - Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018
Amendments to IFRS 9, Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Subject to IASB’s announcement
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019

F-7	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
IFRS 17, Insurance Contracts	January 1, 2021
Amendments to IAS 19, Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IAS 40, Transfers of Investment Property	January 1, 2018

Annual Improvements to IFRSs 2014 – 2016 Cycle:

Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards and amendments to IAS 28, Investments in Associates and Joint Ventures

January 1, 2018
Annual Improvements to IFRSs 2015 – 2017 Cycle	January 1, 2019
IFRIC 22, Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23, Uncertainty over Income Tax Treatments	January 1, 2019

Note: The aforementioned new, revised and amended standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

(b)	Except for the items discussed below, the Company believes that the initial adoption of abovementioned standards or interpretations would not have a material impact on its accounting policies.

(1)	IFRS 9, Financial Instruments

IFRS 9 replaces the current standards on accounting for financial instruments, IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income (“FVTOCI”) and measured at fair value through profit or loss (“FVTPL”). This Standard eliminates the classification of financial assets under IAS 39 which are held to maturity, loans and receivables and available for sale. In addition, IAS 39 has an exception for the measurement of investments in equity instruments (and related derivatives) that do not have a quoted market price in an active market and for which fair value cannot therefore be measured reliably; such financial instruments are measured at cost. IFRS 9 removes this exception and requires that all equity instruments (and related derivatives) should be measured at fair value.

F-8	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company held equity instruments classified as available-for-sale at December 31, 2017. Based on the facts and circumstances that existed on that day and considering the Company’s strategy for holding the equity investments, those equity instruments are classified as FVTPL, or designated as FVTOCI upon the adoption of IFRS 9. With regard to equity instruments designated as FVTOCI aforementioned, except dividend income is recognized in profit or loss, all relevant gains and losses are recognized in other comprehensive income. No impairment losses will be recognized in profit or loss, and the cumulative gains or losses previously recognized in other comprehensive income will not be reclassified to profit or loss on disposal.

Under IFRS 9, a new “expected credit loss” model is used to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized for financial assets measured at amortized cost, investments in debt instruments measured at fair value through other comprehensive income, lease receivables, contract assets that result from transactions that are within the scope of IFRS 15 or financial guarantee contracts and loan commitments. If the credit risk of the abovementioned financial instruments at the reporting date has increased significantly since initial recognition, a loss allowance is measured at an amount equal to lifetime expected credit losses; if the credit risk has not significantly increased, the loss allowance is measured at an amount equal to the 12-month expected credit losses. If the financial instrument is determined to have low credit risk at the reporting date, it may assume that the credit risk thereof has not increased significantly since initial recognition. However, lifetime expected credit loss measurement always applies for trade receivables and contract assets without a significant financing component.

The Company elected to apply the simplified approach for trade receivables, contract assets and lease receivables to measure the loss allowance at an amount equal to life time expected credit losses. Based on the Company’s assessment, the application of impairment requirements of IFRS 9 would not have a material impact on its consolidated financial statements.

At the initial application of IFRS 9, the Company elected not to restate comparative information for prior years with respect to the classification and measurement (including impairment) changes. The cumulative effect of initially applying this Standard shall be recognized in retained earnings as at January 1, 2018. The Company will disclose information on classification changes and related reconciliation as a result of the application of IFRS 9.

(2)	IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a five-step model framework for recognizing revenue that apply to all contracts with customers, and will replace existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts, and the related interpretations.

F-9	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Sales of goods

Under IFRS 15, revenue for the sale of goods is recognized when a customer obtains control of the goods. For certain contracts that permit a customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

For certain contracts with volume discounts to customers, under IFRS 15, revenue is recognized on a net basis of contract price less estimated volume discounts, and only to the extent that it is highly probable that a significant reversal will not occur.

Under IFRS 15, a refund liability is measured at the amount of consideration received (or receivable) for which an entity does not expect to be entitled. The refund liability shall be updated at the end of each reporting period for changes in circumstances.

Based on the Company’s assessment, the application of IFRS 15 would not result in material differences and impact in the timing of revenue recognition.

(ii)	Rendering of services

Under IFRS 15, for rendering of services, the consideration of the entire contract is allocated on a basis of a relative stand-alone selling price of the services. The stand-alone selling price is determined based on the list price of service at which the Company sells that service separately.

Based on the Company’s assessment, the application of IFRS 15 would not have a material impact on the revenue recognition.

(iii)	Transition

The Company elected to apply IFRS 15 using the cumulative effect method, and meanwhile, chose to use the practical expedient for completed contracts. That is, the Company elected to apply this Standard retrospectively only to contracts that are not completed contracts at the date of initial application. The cumulative effect resulting from the initial application of this Standard shall be recognized as an adjustment to retained earnings at January 1, 2018, and the comparative information for prior periods is not required to be restated.

F-10	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	IFRS 16, Leases

IFRS 16 sets out the accounting standards for leases that will replace IAS 17, Leases and the related interpretations.

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

The Company has performed a preliminary assessment and identification over its current operating leases whether they are in scope of IFRS 16. The main impact to the Company may arise from its lease contracts of land and plant which are currently accounted as operating lease. Please refer to note 23 for the related disclosures. The Company will identify whether a contract that contains a lease meets the definition of a lease under this Standard, and if so, a right-of-use asset and a lease liability shall be recognized. The related impact for adoption of IFRS 16 by the Company will be disclosed when the Company completes the assessment.

Except for the aforementioned impacts, as of the date that the accompanying consolidated financial statements were issued, the Company continues in assessing the potential impact on its financial position and results of operations as a result of the application of other standards, interpretations and amendments.

4.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out as below. The significant accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Statement of compliance

  The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

F-11	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Basis of preparation

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

(i)	Financial instruments measured at fair value through profit or loss (including derivative financial instruments) (note 7);

(ii)	Hedging derivative financial instruments measured at fair value (note 7);

(iii)	Available-for-sale financial assets measured at fair value (note 8); and

(iv)	Defined benefit asset (liability) is recognized as the fair value of the plan assets less the present value of the defined benefit obligation (note 24).

(2)	Functional and presentation currency

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

Subsidiaries’ financial statements are adjusted to align the accounting policies with those of the Company.

F-12	(Continued)

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

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2016
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Space Money Inc. (SMI)	Sale of TFT-LCD panels; leasing (Taiwan ROC)	100.00	100.00
AUO	U-Fresh Technology Inc. (UTI)	Planning, design and development of construction for environmental protection and related project management (Taiwan ROC)	100.00(1)	-

F-13	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2016
AUO, Konly and Ronly	Darwin Precisions Corporation (DPTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	41.05(2)	51.04
AUO, Konly and Ronly	Sanda Materials Corporation (SDMC)	Holding company (Taiwan ROC)	99.99	99.99
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Manufacturing and sale of ingots and solar wafers (Taiwan ROC)	96.03	96.31
Konly	Fargen Power Corporation (FGPC)	Renewable energy power generation (Taiwan ROC)	-(3)	100.00
Konly	LiGen Power Corporation (LGPC)	Renewable energy power generation (Taiwan ROC)	100.00	100.00
Konly	TronGen Power Corporation (TGPC)	Renewable energy power generation (Taiwan ROC)	-(3)	100.00(1)
Konly	ChampionGen Power Corporation (CGPC)	Renewable energy power generation (Taiwan ROC)	100.00(1)	-
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of solar wafers (Malaysia)	100.00	100.00
SDMC	M.Setek Co., Ltd. (M.Setek)	Manufacturing and sale of ingots (Japan)	99.9991	99.9991
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD panels (United States)	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support of TFT-LCD panels (Japan)	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support of TFT-LCD panels (Netherlands)	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD panels (South Korea)	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD panels (Singapore)	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar modules (Czech Republic)	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD panels (PRC)	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Repairing of TFT-LCD modules; injecting and stamping parts; manufacturing and sale of mold (Slovakia Republic)	100.00	100.00

F-14	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2016
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing TFT-LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing and sale of TFT-LCD panels (PRC)	51.00	51.00
AULB	a.u. Vista Inc. (AUVI)	Research and development and IP related business (United States)	100.00	100.00
AULB and DPTW	BriView (L) Corp. (BVLB)	Holding company (Malaysia)	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Manufacturing and sale of solar modules (PRC)	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Sale and sales support of solar-related products (United States)	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Sales support of solar-related products(Netherlands)	100.00	100.00
AUXM	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products and related parts (PRC)	100.00	100.00(4)
AUSH	AUO Care Management (Suzhou) Co., Ltd. (A-Care)	Design, development and sales of software and hardware for health care industry (PRC)	100.00(1)	-
DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding company (Malaysia)	100.00	100.00
DPTW	Forhouse International Holding Ltd. (FHVI)	Holding company (BVI)	100.00	100.00
DPTW	Force International Holding Ltd. (FRVI)	Holding company (BVI)	100.00	100.00
FHVI	Fortech International Corp. (FTMI)	Holding company (Mauritius)	100.00	100.00
FHVI	Forward Optronics International Corp. (FWSA)	Holding company (Samoa)	100.00	100.00
FHVI	Prime Forward International Ltd. (PMSA)	Holding company (Samoa)	100.00	100.00
FHVI	Full Luck Precisions Co., Ltd. (FLMI)	Holding company (Mauritius)	100.00	100.00
FRVI	Forefront Corporation (FFMI)	Holding company (Mauritius)	100.00	100.00
FFMI	Forthouse Electronics (Suzhou) Co., Ltd. (FHWJ)	Manufacturing of motorized treadmills (PRC)	100.00	100.00
FTMI	Fortech Electronics (Suzhou) Co., Ltd. (FTWJ)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00
FTMI	Fortech Optronics (Xiamen) Co., Ltd. (FTXM)(5)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00

F-15	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2016
FWSA and FTMI	Suzhou Forplax Optronics Co., Ltd. (FPWJ)	Manufacturing and sale of precision plastic parts (PRC)	100.00	100.00
PMSA	Fortech Electronics (Kunshan) Co., Ltd. (FTKS)	Manufacturing and sale of light guide plates, backlight modules and related parts (PRC)	100.00	100.00
FLMI	Full Luck (Wujiang) Precisions Co., Ltd. (FLWJ)(5)	Manufacturing and sales of precision metal parts (PRC)	100.00	100.00
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00
DPLB	Darwin Precisions (Slovakia) s.r.o. (DPSK)	Manufacturing, assembly and sale of automotive parts (Slovakia Republic)	100.00	100.00(1)
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)(5)	Manufacturing and sale of backlight modules and related parts (PRC)	100.00	100.00
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products and related parts (PRC)	100.00	100.00

Note 1:	TGPC was incorporated in April 2016. DPSK was incorporated in May 2016. UTI was incorporated in January 2017. CGPC was incorporated in May 2017. A-Care was incorporated in September 2017.

Note 2:	As at December 31, 2017, although the Company did not own more than 50% of the DPTW’s ownership interests, it was considered to have de facto control over the operating policies of DPTW. As a result, DPTW was accounted for as a subsidiary of the Company. Please refer to note 13 for further details.

Note 3:	The Company disposed all its shareholdings in FGPC and TGPC to Star Shining Energy Corporation (“SSEC”), an associate of the Company, in December 2017. Please refer to note 14 for further details.

Note 4:	As part of a business restructuring, BVLB disposed all its shareholdings in wholly owned subsidiary, BVXM, to AUXM in March 2016. This transaction has no net effect on the Company’s consolidated financial statements as there was no change in control of BVXM by the Company.

F-16	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 5:    DPCD, FLWJ and FTXM have been resolved by their respective boards of directors for liquidation. The liquidation is still in process for these entities as of December 31, 2017.

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

F-17	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(g)	Financial Instruments

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instruments.

F-18	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Financial assets

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

F-19	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iv)	Impairment of financial assets

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

F-20	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-21	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Other financial liabilities

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

F-22	(Continued)

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

The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of associates, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. When an associate incurs changes in its equity not derived from profit or loss and other comprehensive income, the Company recognizes all the equity changes in proportion to its ownership interest in the associate as capital surplus provided that the ownership interest in the associate remains unchanged.

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

If the Company’s ownership interest in an associate is reduced, but the Company continues to apply the equity method, the Company shall reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest on the same basis as mentioned above.

If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to account for the investment using equity method and does not remeasure the interest previously held.

F-24	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When the Company subscribes for additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the capital surplus arising from investment accounted for under the equity method in associates is insufficient to offset with the said corresponding amount, the differences will be charged or credited to retained earnings. If the Company’s ownership interest is reduced due to circumstances as mentioned above, but the Company continues to apply the equity method, the Company shall reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be required to be reclassified to profit or loss on the disposal of the related assets or liabilities.

At the end of each reporting period, if there is any indication of impairment, the entire carrying amount of the investment including goodwill is tested for impairment as a single asset, by comparing its recoverable amount with its carrying amount. An impairment loss recognized forms part of the carrying amount of the investment in associates. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

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

Joint venture is a joint arrangement whereby the Company and other parties agreed to share the control of the arrangement, and have rights to the net assets of the arrangement. Unanimous consent from the parties sharing control is required when making decisions for the relevant activities of the arrangement. Investments in joint venture are accounted for in the Company’s consolidated financial statements under the equity method which is consistent with the accounting policy for investments in associates.

F-25	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Investment property

Investment property is the property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost on initial recognition. Subsequent to initial recognition, investment properties are measured at original acquisition cost less any subsequent accumulated depreciation. Depreciation methods, useful lives and residual values are in accordance with the policy of property, plant and equipment. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

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

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized to profit or loss. Ongoing repairs and maintenance expenses are recognized in profit or loss as incurred.

F-26	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Depreciation

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

Long-term prepaid rent is for the right to use of land (classified as other noncurrent assets), which is amortized over the shorter of economic useful life or the covenant period on a straight-line basis.

(o)	Leases

(1)	Lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

F-27	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Lessee

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

F-28	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Other intangible assets

Other intangible assets acquired are measured at cost less accumulated amortization and any accumulated impairment losses.

(4)	Subsequent expenditure

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

In performing an impairment test for the aforementioned assets, the estimated recoverable amount is evaluated in terms of an asset or a CGU. Any excess of the carrying amount of the asset or its related CGU over its recoverable amount is recognized as an impairment loss. The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and its value in use.

F-29	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

F-30	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Onerous contracts

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

The timing of the transfers of risks and rewards varies depending on the individual terms of the sales agreement.

F-31	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Government grants

Grants that compensate the Company for research and development expenses incurred are recognized as other income in profit or loss on a systematic basis in the periods in which the expenses are recognized. Other grants from government that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss of the period in which it becomes receivable.

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

F-32	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Share-based payment arrangements

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

F-33	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for individual subsidiaries in the Company and adjusted for reversals of existing temporary differences. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, statutory tax deduction years and projected future taxable income. Deferred tax assets which originally not recognized is also reviewed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

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

Acquisition-related costs are expensed as incurred, except that the costs are related to the issue of debt or equity securities.

F-34	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Each identifiable asset and liability is measured at its acquisition-date fair value. Non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s net identifiable assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs.

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

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

F-36	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires management’s subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits can be utilized and feasible tax planning strategies. Changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

(e)	Estimate of allowance for sales returns and discounts

The Company estimates future sales returns and other allowances in the same period the related revenue is recognized. Estimated sales returns and other allowances are generally made and adjusted based on historical experience, management’s judgment and any known factors that would significantly affect the allowance, and management periodically reviews the reasonableness of the estimates.

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

6.	Cash and Cash Equivalents

	December 31,
	2017	2016
	(in thousands)
Cash on hand, demand deposits and checking accounts	$40,871,878	42,389,461
Time deposits	57,438,459	37,676,746
Government bonds with reverse repurchase agreements	6,710,279	125,041
	$105,020,616	80,191,248

Refer to note 36 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company.

As at December 31, 2017 and 2016, no cash and cash equivalents were pledged with banks as collaterals.

F-37	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Derivative Financial Instruments and Hedging Instruments

(1)	Derivative Financial Instruments

	December 31,
	2017	2016
	(in thousands)
Financial assets measured at fair value through profit or loss – current:
Foreign currency forward contracts	$70,366	65,669

Financial liabilities measured at fair value through profit or loss – current:
Foreign currency forward contracts	$106,597	896,998

Hedging derivative financial liabilities – current:
Interest rate swap contracts	$-	3,540

Refer to note 36 for the disclosure of the Company’s credit, currency and interest rate risks related to financial instruments.

As of December 31, 2017 and 2016, outstanding foreign currency forward contracts were as follows:

December 31, 2017
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2018 – Feb. 2018	USD213,100 / NTD6,377,672
Sell USD / Buy JPY	Jan. 2018 – Jun. 2018	USD304,926 / JPY34,092,055
Sell USD / Buy CNY	Jan. 2018 – Apr. 2018	USD137,000 / CNY903,800
Sell EUR / Buy JPY	Jan. 2018 – Feb. 2018	EUR65,000 / JPY8,691,815
Sell EUR / Buy CZK	Jan. 2018 – Mar. 2018	EUR3,280 / CZK83,502
Sell USD / Buy MYR	Jan. 2018 – Mar. 2018	USD931 / MYR3,811
Sell JPY / Buy NTD	Jan. 2018	JPY10,000,000 / NTD2,654,220
Sell CNY / Buy JPY	Jan. 2018 – Apr. 2018	CNY86,623 / JPY1,443,259
Sell USD / Buy SGD	Jan. 2018	USD5,480 / SGD7,366

F-38	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2017 – Feb. 2017	USD711,000 / NTD22,687,304
Sell USD / Buy JPY	Jan. 2017 – Mar. 2017	USD126,730 / JPY13,860,716
Sell NTD / Buy JPY	Mar. 2017	NTD1,474,085 / JPY5,400,000
Sell USD / Buy CNY	Jan. 2017 – Jun. 2017	USD96,000 / CNY662,180
Sell EUR / Buy JPY	Mar. 2017	EUR90,000 / JPY10,693,738
Sell EUR / Buy CZK	Jan. 2017 – Feb. 2017	EUR3,190 / CZK85,791
Sell EUR / Buy USD	Mar. 2017	EUR41,000 / USD44,148
Sell USD / Buy MYR	Jan. 2017 – Mar. 2017	USD741 / MYR3,296
Sell JPY / Buy NTD	Mar. 2017	JPY50,000 / NTD13,725
Sell CNY / Buy USD	Jan. 2017 – Apr. 2017	CNY359,763 / USD52,189
Sell EUR / Buy NTD	Jan. 2017	EUR5,000 / NTD171,967
Sell CNY / Buy JPY	Jan. 2017 – Jul. 2017	CNY588,583 / JPY9,068,273
Sell USD / Buy SGD	Jan. 2017	USD170,157 / SGD245,680

Net gains (losses) of foreign currency forward contracts were as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Unrealized gains (losses)	$795,098	(491,860)	(240,002)
Realized gains	850,936	80,423	1,179,119
	$1,646,034	(411,437)	939,117

AUO entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities. As at December 31, 2017, there was no outstanding interest rate swap contract. As at December 31, 2016, AUO’s total notional amount of outstanding interest rate swap contracts amounted to $1,760,000 thousand which were related to effective hedges. For the years ended December 31, 2017, 2016 and 2015, no unrealized gains or losses resulting from change in fair value of interest rates swap contracts were recognized in profit and loss.

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

F-39	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

December 31, 2016
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
		(in thousands)

Long-term borrowings with floating interest rate	Interest rate swap contracts	$(3,540)	Jan. 2017 – Aug. 2017	Jan. 2017 – Aug. 2017

8.	Available-for-sale Financial Assets–noncurrent

	December 31,
	2017	2016
	(in thousands)

Equity securities	$4,348,134	3,030,278

The Company sold part of its investments in available-for-sale securities during 2016 and 2015. The selling prices amounted to $9,917 thousand and $99,517 thousand, respectively, and the realized gains on disposal amounted to $2,877 thousand and $99,517 thousand, respectively.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery. As a result, the Company recognized an impairment loss of $30,000 thousand and $686 thousand for the years ended December 31, 2017 and 2016, respectively.

Some of the available-for-sale securities held by the Company were publicly listed equity shares, if the share price of these securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease $417,032 thousand, $283,670 thousand and $207,720 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

9.	Accounts Receivable, net (Including Related and Unrelated Parties)

	December 31,
	2017	2016
	(in thousands)

Accounts receivable	$42,021,402	49,201,632
Less: allowance for doubtful accounts	(93,053)	(104,617)
allowance for sales returns and discounts	(1,337,076)	(853,614)
	$40,591,273	48,243,401
Accounts receivable, net	$38,738,211	45,710,177
Accounts receivable from related parties, net	$1,853,062	2,533,224

F-40	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Aging analysis of accounts receivable, which were past due but not impaired, was as follows:

	December 31,
	2017	2016
	(in thousands)
Past due less than 60 days	$560,016	531,327
Past due 61~180 days	12,790	9,505
Past due over 180 days	-	1,020
	$572,806	541,852

The movement in the allowance for doubtful accounts was as follows:

	For the years ended December 31,
	2017		2016		2015
	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment
	(in thousands)
Balance at beginning of the year	$41,812	62,805	11,714	58,183	10,334	72,906
Provisions (reversals) charged to (against) expense	(28,236)	18,396	31,360	12,938	3,196	(14,864)
Write-offs	(6)	-	-	(7,385)	(1,814)	(383)
Effect of changes in foreign currency exchange rates	(805)	(913)	(1,262)	(931)	(2)	524
Balance at end of the year	$12,765	80,288	41,812	62,805	11,714	58,183

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

Information about the Company’s exposure to credit risk is included in note 36.

F-41	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2017 and 2016, the Company entered into financing facilities with banks to factor certain of its accounts receivable without recourse, details of which were as follows:

December 31, 2017
Underwriting bank		Factoring limit	Amount advanced		Amount sold and derecognized	Principle terms
			(in thousands)
Chinatrust Commercial Bank	USD	200,000	-		-	See notes(a)~(c) and (e)
Taishin Bank	USD	80,000	-		-	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	-		-	See notes(a)~(c) and (e)
Taipei Fubon Bank	USD	120,000	-		-	See notes(a)~(c) and (e)
E. Sun Bank	USD	50,000	-		-	See notes(a)~(c) and (e)
DBS Bank	USD	154,000	-		-	See notes(a)~(c) and (e)
Taishin Bank	USD	35,000	-	USD	6,382	See notes(a)~(d) and (f)

December 31, 2016
Underwriting bank		Factoring limit	Amount advanced		Amount sold and derecognized	Principle terms
			(in thousands)
Chinatrust Commercial Bank	USD	230,000	-		-	See notes(a)~(c) and (e)
Taishin Bank	USD	80,000	-		-	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	-		-	See notes(a)~(c) and (e)
Taipei Fubon Bank	USD	120,000	-		-	See notes(a)~(c) and (e)
E. Sun Bank	USD	100,000	-		-	See notes(a)~(c) and (e)
DBS Bank	USD	184,000	-		-	See notes(a)~(c) and (e)
Taishin Bank	USD	35,000	-	USD	8,780	See notes(a)~(d) and (f)

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):	As of December 31, 2017 and 2016, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of $190,451 thousand and $283,694 thousand, respectively, were classified under other current financial assets.

Note (d):	To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables.

F-42	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note (e):	To the extent of the amount transferred to the underwriting banks, risks of non-collection or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables. In case any commercial dispute between the Company and customers or other reasons results in the Company’s failure to perform the obligation under these facilities, the banks have requested the Company to issue promissory notes in the amounts equal to 10 percent of respective facilities or to transfer receivables in the amounts equal to 10 percent of respective facilities. Other than such arrangements, no collaterals were provided by the Company.

Note (f):	The Company bears all risks deriving from the customers except credit risk.

10.	Inventories

	December 31,
	2017	2016
	(in thousands)
Finished goods	$10,095,820	9,532,199
Work-in-progress	9,405,677	11,100,347
Raw materials	5,352,826	7,046,789
	$24,854,323	27,679,335

For the years ended December 31, 2017, 2016 and 2015, the amounts of inventories that were charged to cost of sales were $279,914,056 thousand, $296,661,898 thousand and $319,606,448 thousand, respectively, and the charges for inventories written down to net realizable value amounted to $3,756,726 thousand, $3,673,213 thousand and $5,661,266 thousand for the years ended December 31, 2017, 2016 and 2015, respectively, which were also included in the cost of sales.

As at December 31, 2017 and 2016, none of the Company’s inventories was pledged as collateral.

11.	Noncurrent Assets Held for Sale

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

In December 2016, M.Setek decided to dispose part of its land and buildings to TAKEEI Corporation and other companies, and has reclassified certain of these assets for reclassification as noncurrent assets held for sale in the consolidated statement of financial position as of December 31, 2016. Disposal transactions of aforementioned land and buildings, together with certain assets presented as property, plant and equipment as of December 31, 2016, were completed between March 2017 to August 2017. The total selling price (net of costs of disposal) and gain on disposal were $837,103 thousand and $215,478 thousand, respectively.

F-43	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In October 2017, in relation to compulsory imposition under regulatory plan and urban construction plan, FTKS has entered into a compensation agreement with Kunshan Economic and Technology Development District to dispose its land use right, plant buildings and related appendages with consideration amounting to RMB215,527 thousand. The relevant procedures are expected to be completed within twelve months.

In December 2017, in relation to asset revitalization plan and to increase working capital, BVHF has entered into a real estate transfer agreement with Hefei Heng Chuang Intelligent Technology Co., Ltd. to dispose its land use right, plant buildings and related appendages with consideration amounting to RMB512,770 thousand. The relevant procedures are expected to be completed within twelve months.

The abovementioned land use right, plant buildings and its related appendages have been reclassified as noncurrent assets held for sale and presented separately in the consolidated statement of financial position. No impairment loss was recognized during the reclassification as the expected fair value less cost to sell is higher than the carrying value of the relevant assets.

Noncurrent assets held for sale as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016
	(in thousands)
Property, plant and equipment	$1,963,370	228,015
Land use right	444,610	-
	$2,407,980	228,015

12.	Investments in equity-accounted Investees

Investments in equity-accounted investees at the reporting dates consisted of the following:

	December 31,
	2017	2016
	(in thousands)
Associates	$5,286,487	4,853,325
Joint ventures	310,800	325,012
	$5,597,287	5,178,337

F-44	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Associates

		Principal	December 31, 2017		December 31, 2016
Name of associate	Principal activities	place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	Manufacturing and sales of Light Emitting Diode	Taiwan ROC	27	$3,104,955	25	$3,082,856
Raydium Semiconductor Corporation (“Raydium”)	IC design	Taiwan ROC	18	678,908	18	712,829
Star River Energy Corp. (“SREC”)	Holding company	Taiwan ROC	34	533,840	34	531,805
Daxin Materials Corp. (“Daxin”)	Research, manufacturing, and sales of display related chemicals	Taiwan ROC	25	573,571	25	525,835
SSEC	Holding company	Taiwan ROC	37	369,153	-	-
Others				26,060		-
				$5,286,487		$4,853,325

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

F-45	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

There is no individually significant associate for the Company. The following table summarized the amount recognized by the Company at its share of those associates.

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
The Company’s share of profits of associates	$251,699	18,644	248,165
The Company’s share of other comprehensive loss of associates	(62,084)	(29,460)	(71,585)
The Company’s share of total comprehensive income (loss) of associates	$189,615	(10,816)	176,580

(b)	Joint ventures

AUO, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”) which is 100% owned by SunPower Corporation. In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUO SunPower Sdn. Bhd. (“AUSP”) on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (equivalents to $966,600 thousand) and agreed to contribute additional cash over time. The total cash payments made by the Company amounted to US$180,069 thousand. In September 2016, AUSG disposed of its entire 50% interest in AUSP to SPTL for total selling price of $5,408,546 thousand (US$170,100 thousand) in cash and recognized a loss on disposal, net of tax, amounting to $382,608 thousand. The selling price will be settled with repayment of installments over the years. As of December 31, 2017 and 2016, the outstanding selling price amounting to US$61,100 thousand, which will be received in cash at US$1,100 thousand, US$30,000 thousand and US$30,000 thousand in year 2018, 2019 and 2020, respectively, are classified under other current assets and other noncurrent assets, respectively, by its liquidity.

Additionally, in September 2016, AUO entered into a long-term Module Supply Agreement with SunPower Systems Sarl (“SPSW”), a subsidiary of SunPower Corporation, under which, SPSW agreed to supply AUO with commercial terms of SunPower’s E-Series solar modules. AUO has prepaid in full to SPSW in September 2016 and classified the prepayment under other current assets and other noncurrent assets, respectively, by its liquidity. In August 2017, AUO and SPSW have agreed to make amendment for the long-term Supply Agreement whereby SPSW will replace the supply of E-Series solar modules with solar cells without additional consideration.

F-46	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

There is no individually significant joint venture for the Company. The following table summarized the amount recognized by the Company at its share of those joint ventures.

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
The Company’s share of profits (losses) of joint ventures	$(12,693)	82,134	201,287
The Company’s share of other comprehensive income (loss) of joint ventures	-	(314,710)	394,132
The Company’s share of total comprehensive income (loss) of joint ventures	$(12,693)	(232,576)	595,419

As at December 31, 2017 and 2016, none of the Company’s investments in equity-accounted investees was pledged as collateral.

13.	Disposal of Part of Ownership Interest in Subsidiary without Losing Control

In November 2017, the Company disposed its ownership interest in DPTW totaling of 9.99% with consideration (net of costs of disposal) amounting to $1,776,984 thousand in cash. The effect of changes in ownership interest of the subsidiary which is attributable to owners of the parent is summarized as follows:

For the year ended December 31, 2017
(in thousands)
Consideration received	$1,776,984
Carrying value of the equity interest disposed of	(1,190,529)
Capital surplus – changes in ownership interest of subsidiary	(12,099)
Other equity – effect from foreign currency translation differences arising from foreign operations	(56,160)
Capital surplus – differences between consideration and carrying amount arising from disposal of interest in subsidiary	$518,196

14.	Disposal of Subsidiaries

The Company disposed all its shareholdings in FGPC and TGPC to SSEC, an associate of the Company, in December 2017 with consideration amounting to $480,000 thousand in cash. The gain on disposal amounting to $76,331 thousand was recognized under other gains and losses in the consolidated statement of comprehensive income.

F-47	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts of the assets and liabilities of the subsidiaries disposed of by the Company were as follows:

Amounts
(In thousands)
Cash and cash equivalents	$203,607
Accounts receivable and other receivables	4,513
Other current assets	38,649
Property, plant and equipment	260,828
Other assets	54,397
Payable for equipment	(71,076)
Accrued expense and other current liabilities	(3,062)
Long-term borrowings	(84,187)
Net assets disposed of	$403,669

15.	Property, Plant and Equipment

	For the year ended December 31, 2017
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$8,873,981	865,956	(675,811)	(55,467)	9,008,659
Buildings	130,595,844	433,269	(3,786,388)	(3,231,856)	124,010,869
Machinery and equipment	798,046,434	1,827,188	(14,844,436)	15,135,124	800,164,310
Other equipment	32,419,736	4,140,108	(7,900,925)	700,229	29,359,148
	969,935,995	7,266,521	(27,207,560)	12,548,030	962,542,986
Accumulated depreciation and impairment loss:
Land	173,397	-	(54,186)	(119,211)	-
Buildings	36,028,301	3,216,571	(3,785,921)	(1,633,576)	33,825,375
Machinery and equipment	698,110,663	27,946,301	(14,694,674)	(4,027,879)	707,334,411
Other equipment	26,154,173	5,655,026	(7,883,150)	(208,469)	23,717,580
	760,466,534	36,817,898	(26,417,931)	(5,989,135)	764,877,366
Prepayments for purchase of land and equipment, and construction in progress	13,272,371	36,289,529	(29,206)	(22,265,225)	27,267,469
Net carrying amounts	$222,741,832				224,933,089

F-48	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2016
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification and effect of change in exchange rate	Balance, End of Year
			(in thousands)
Cost:
Land	$9,112,286	-	(14,455)	(223,850)	8,873,981
Buildings	122,156,354	1,086	(580,089)	9,018,493	130,595,844
Machinery and equipment	779,019,328	2,424,626	(24,033,087)	40,635,567	798,046,434
Other equipment	34,248,005	4,532,365	(6,462,949)	102,315	32,419,736
	944,535,973	6,958,077	(31,090,580)	49,532,525	969,935,995
Accumulated depreciation and impairment loss:
Land	184,889	-	(14,487)	2,995	173,397
Buildings	32,791,946	3,107,870	(132,589)	261,074	36,028,301
Machinery and equipment	694,955,031	30,329,428	(23,846,019)	(3,327,777)	698,110,663
Other equipment	30,215,702	5,130,524	(6,430,868)	(2,761,185)	26,154,173
	758,147,568	38,567,822	(30,423,963)	(5,824,893)	760,466,534
Prepayments for purchase of land and equipment, and construction in progress	22,397,204	48,931,054	(29,246)	(58,026,641)	13,272,371
Net carrying amounts	$208,785,609				222,741,832

As of December 31, 2017 and 2016, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was registered in the name of a farmer due to regulations. An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

ACTW sold its lands located in Chang Hua Coastal Industrial Park, Taiwan, during 2015. The selling price and gain on disposal amounted to $790,342 thousand and $276,769 thousand, respectively.

According to the resolution of board of directors’ meeting held on August 10, 2015, AUO decided to sell part of its plants and has entered into an agreement with Wistron NeWeb Corporation. This transaction was completed in December 2015, and the selling price and gain on disposal (net of costs of disposal) were $808,504 thousand and $558,206 thousand, respectively.

In 2017 and 2015, the Company wrote down certain machineries and equipment with low utilization resulting from the decline in the application for certain products associated with its display segment and recognized impairment losses of $895,954 thousand and $172,530 thousand, respectively.

In 2017, 2016 and 2015, the Company wrote down certain long-term assets with lower capacity utilization associated with its solar segment and recognized impairment losses of $120,714 thousand, $34,047 thousand and $101,764 thousand, respectively.

F-49	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Polysilicon in the solar industry has experienced significant downturns including sharp decline in pricing because of oversupply capacity worldwide; therefore, the management of M.Setek, the Company’s subsidiary in Japan, decided to cease the production of polysilicon which was approved by the board of directors of M.Setek on January 8, 2016. The Company performed its impairment assessment over the polysilicon CGU’s long-term assets in the fourth quarter of 2015. The recoverable amount was determined based on the relevant assets’ estimated fair value less costs of disposal. The fair value of long-term assets was determined by management with reference to the sales prices of recent transactions of similar asset in the same geographical area.

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

The capitalized borrowing costs were $624,235 thousand, $542,994 thousand and $186,025 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. The interest rates applied for the capitalization, ranged from 1.09% to 5.24%, 1.09% to 4.66% and 1.29% to 6.73% for the years ended December 31, 2017, 2016 and 2015, respectively.

Certain property, plant and equipment were pledged as collateral, see note 39.

F-50	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Investment Property

	For the year ended December 31, 2017
	Balance, Beginning of Year	Additions	Disposal	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Land	$465,868	-	-	251,955	717,823
Fair Value	$1,402,040				2,213,184

	For the year ended December 31, 2016
	Balance, Beginning of Year	Additions	Disposal	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Land	$465,868	-	-	-	465,868
Fair Value	$1,145,098				1,402,040

In relation to the cessation of polysilicon production, M.Setek leased part of its lands to third party in 2017, and has reclassified those lands amounting to $251,955 thousand from property, plant and equipment to investment property.

The fair value of investment property is based on a valuation performed by a qualified independent appraiser who holds a recognized and relevant professional qualification and has recent valuation experience in the location and category of the investment property being valued. The valuation is performed using income approach, market valuation approach and land development analysis approach with reference to available market information.

The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation techniques used. Income approach determines the fair value of the investment property based on the projected cash flows from the Company’s estimated future rentals collected and discounted using the capitalization rate of the property. Market valuation approach is through comparison, analysis, adjustment and other means of value for comparable properties to estimate the value of the investment property. Land development analysis approach determine the fair value of investment property based on the value prior to development or construction, after deducting the direct cost, indirect cost, capital interest and profit during the development period, and also consider total sales price of properties after completion of development or construction. It also incorporates the possibility of changes in utility of land through development or improvement in accordance with legal use and density of the land.

F-51	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The significant inputs in valuation techniques used are set out below:

	For the years ended December 31,
	2017	2016

Overall capital interest rate	1.86%	2.06%
Rate of return	10.00%	10.00%
Capitalization rate	12.00%	-

Certain investment property were pledged as collateral, see note 39.

17.	Intangible Assets

	For the year ended December 31, 2017
	Balance, Beginning of Year	Additions	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$12,078,767	196,781	-	12,275,548
Accumulated amortization:
Patent and technology fee	9,756,528	628,606	117	10,385,251
Net carrying amounts	$2,322,239			1,890,297

	For the year ended December 31, 2016
	Balance, Beginning of Year	Additions	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$11,901,662	187,020	(9,915)	12,078,767
Accumulated amortization:
Patent and technology fee	8,606,978	1,159,465	(9,915)	9,756,528
Net carrying amounts	$3,294,684			2,322,239

F-52	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Other Current Assets and Other Noncurrent Assets

	December 31,
	2017	2016
	(in thousands)
Prepayment for equipment	$457,201	463,910
Refundable and overpaid tax	3,291,235	3,015,534
Long-term prepaid rents	1,412,026	1,940,489
Prepayments for purchases	2,053,554	3,360,869
Long-term receivables	1,790,400	1,974,271
Refundable deposits	515,148	133,221
Others	2,551,070	2,481,104
	12,070,634	13,369,398
Less: current	(6,631,130)	(6,330,283)
Noncurrent	$5,439,504	7,039,115

19.	Short-term Borrowings

	December 31,
	2017	2016
	(in thousands)
Unsecured borrowings	$3,424,376	526,723
Unused credit facility	$35,866,924	33,877,442
Interest rate	3.62%~4.35%	4.35%~4.39%

20.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%. The duration period is five years commencing from the issuance date.

AUO purchased the outstanding ECB starting from 2011. In 2015, AUO purchased the outstanding ECB with par value of US$399,700 thousand, at costs of US$461,015 thousand. The remaining outstanding balance of ECB with par value of US$14,500 thousand was fully redeemed by AUO at the redemption price equal to 115.34% of the remaining par value of ECB on the maturity date of October 13, 2015, with no exercise of conversion rights.

F-53	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2017	December 31, 2016
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Feb. 2015 to Feb. 2020	$22,704,000	25,800,000
Bank of Taiwan and others	From Apr. 2016 to Apr. 2021	37,500,000	25,000,000
Bank of Taiwan and others	From May 2017 to May 2022	10,000,000	-
Bank of Taiwan and others	From Jan. 2014 to Dec. 2017	-	23,672,000
Bank of Taiwan and others	From Feb. 2013 to Mar. 2017	-	7,596,757
First Commercial Bank and others	From Feb. 2016 to Feb. 2019	2,395,868	3,000,000
Standard Chartered Bank and others	From Sep. 2014 to Jun. 2017	-	2,358,776
Bank of China and others	From Nov. 2015 to Nov. 2023	27,800,680	21,216,394
Unsecured loans	From Apr. 2012 to Apr. 2022	10,203,390	16,005,955
Mortgage loans	From Apr. 2016 to Apr. 2032	441,035	95,727
		111,044,973	124,745,609
Less: transaction costs		(436,963)	(482,989)
		110,608,010	124,262,620
Less: current portion		(8,155,234)	(18,074,627)
		$102,452,776	106,187,993
Unused credit facility		$37,220,839	43,228,323
Interest rate range		1.25%~ 5.16%	1.09%~ 4.90%

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures for purchase of machinery and equipment, and to fulfill working capital, as well as to repay the matured debts. A commitment fee is negotiated with the leading banks of syndicated loans, and is calculated based on the committed-to-withdraw but unused balance, if any. No commitment fees were paid for the year ended December 31, 2017.

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

As of December 31, 2017 and 2016, the Company complied with all financial covenants under each of the loan agreements.

F-54	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The reconciliation of liabilities to cash flows arising from financing activities was as follows:

			Non-cash changes
	January 1, 2017	Cash flows	Changes in exchange rate	Effect of change in consolidated entities	Amortization on transaction costs	December 31, 2017
	(in thousands)
Short-term borrowings	$526,723	2,903,927	(6,274)	-	-	3,424,376
Long-term borrowings	124,262,620	(12,571,198)	(1,142,980)	(84,187)	143,755	110,608,010
Guarantee deposits received	838,263	(34,654)	34,873	-	-	838,482
Total liabilities from financing activities	$125,627,606	(9,701,925)	(1,114,381)	(84,187)	143,755	114,870,868

Refer to note 36 for detailed information of exposures to interest rate, currency, and liquidity risk. Refer to note 39 for assets pledged as collateral to secure the aforementioned long-term borrowings.

22.	Provisions

Movements in provisions for the years ended December 31, 2017 and 2016 were as follows:

	Warranties	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2017	$1,528,898	1,027,328	265,445	2,821,671
Additions	436,464	90,945	4,346	531,755
Usage	(297,829)	(1,025,032)	-	(1,322,861)
Reversals	(120,704)	-	-	(120,704)
Effect of change in exchange rate	131	(3,721)	(20,308)	(23,898)
Balance at December 31, 2017	1,546,960	89,520	249,483	1,885,963
Less: current	(725,366)	(89,520)	(4,346)	(819,232)
Noncurrent	$821,594	-	245,137	1,066,731

Balance at January 1, 2016	$1,819,519	4,018,880	297,937	6,136,336
Additions	309,475	597,325	-	906,800
Usage	(265,917)	(3,405,923)	-	(3,671,840)
Reversals	(334,174)	-	(25,839)	(360,013)
Effect of change in exchange rate	(5)	(182,954)	(6,653)	(189,612)
Balance at December 31, 2016	1,528,898	1,027,328	265,445	2,821,671
Less: current	(756,079)	(1,027,328)	-	(1,783,407)
Noncurrent	$772,819	-	265,445	1,038,264

F-55	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Provisions for warranties

The provisions for warranties were estimated based on historical experience of warranty claims rate associated with similar products and services. The Company expects most warranty claims will be made within two years from the date of the sale of the product.

(b)	Provisions for litigation and claims

The provisions for litigation and claims pertain to current litigation and settlement agreements. See note 40(d) for further information.

23.	Operating Leases

(a)	Lessees

Non-cancellable lease payments as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016
	(in thousands)
Less than one year	$858,207	843,880
Between one and five years	3,070,676	3,483,532
More than five years	3,491,748	4,011,338
	$7,420,631	8,338,750

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

Pursuant to the resolution of board of directors’ meeting held on December 22, 2016, AUO decided to acquire the land located at Tainan Technology Industrial Park, which is originally leased from Ministry of Economic Affairs with an acquisition price of $558,956 thousand. As of December 31, 2017, the transfer of title and payment of consideration have been completed.

F-56	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition, the Company also entered into other operating lease agreements for operating facilities and land, under which the lease agreements will expire from March 2020 through December 2030.

Rental expense for operating leases amounted to $1,081,731 thousand, $1,178,774 thousand and $1,115,570 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

(b)	Lessor

The Company leased its investment properties to third parties under operating lease. Refer to note 16 for further information on investment properties.

Non-cancellable lease receivables as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016
	(in thousands)
Less than one year	$46,538	8,052
Between one and five years	404,695	32,208
More than five years	2,189,936	87,230
	$2,641,169	127,490

The Company also leased partial offices, see note 30 for rental income. Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2017, 2016 and 2015 amounted to $18,396 thousand, $449 thousand and $403 thousand, respectively.

24.	Employee Benefits

(a)	Defined benefit plans

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

F-57	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Recognized liabilities for defined benefit obligation at the reporting date were as follows:

	December 31,
	2017	2016
	(in thousands)
Present value of defined benefit obligation	$(3,128,927)	(3,027,176)
Fair value of plan assets	2,213,018	2,105,690
Net defined benefit liability	$(915,909)	(921,486)

(2)	Movement in net defined benefit liability

The following table shows a reconciliation for net defined benefit liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	2017	2016	2017	2016	2017	2016
	(in thousands)
Balance at January 1,	$(3,027,176)	(2,813,072)	2,105,690	2,059,399	(921,486)	(753,673)
Included in profit or loss
Service cost	(6,242)	(18,227)	-	-	(6,242)	(18,227)
Interest cost	(53,624)	(53,959)	-	-	(53,624)	(53,959)
Expected return on plan assets	-	-	37,902	39,054	37,902	39,054
	(59,866)	(72,186)	37,902	39,054	(21,964)	(33,132)
Included in OCI
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(21,054)	(51,349)	-	-	(21,054)	(51,349)
- financial assumptions	(126,708)	(244,142)	-	-	(126,708)	(244,142)
- experience adjustment	66,016	91,378	-	-	66,016	91,378
Return on plan assets excluding interest income	-	-	(16,345)	(21,081)	(16,345)	(21,081)
	(81,746)	(204,113)	(16,345)	(21,081)	(98,091)	(225,194)
Other
Contributions paid by the employer	-	-	102,870	103,761	102,870	103,761
Benefits paid	37,528	62,516	(17,099)	(28,443)	20,429	34,073
Effect of changes in exchange rates and others	2,333	(321)	-	(47,000)	2,333	(47,321)
	39,861	62,195	85,771	28,318	125,632	90,513
Balance at December 31,	$(3,128,927)	(3,027,176)	2,213,018	2,105,690	(915,909)	(921,486)

F-58	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Plan assets

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

As of December 31, 2017, the Funds deposited in the Committee’s name in the Bank of Taiwan amounted to $2,213,018 thousand. Information on utilization of labor pension funds, including the yield rate of funds and the component of plan assets are available at the Bureau of Labor Funds, Ministry of Labor website.

Under the defined benefit plans in Japan, M.Setek is responsible to pay to employees when they are retired.

In 2016, DPTW reached an agreement with its employees for terminating its defined benefit plans with a withdrawal of $47,000 thousand from the surplus of pension fund. A loss on settlement amounting to $8,967 thousand is then recognized in profit or loss.

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions

	December 31,
	2017	2016
Discount rate	0.21%~1.60%	0.33%~1.80%
Rate of increase in future salary	0.77%~4.49%	1.19%~3.79%

The Company anticipates contributing $102,869 thousand to the defined benefit plans in the next year starting from January 1, 2018.

As at December 31, 2017, the weighted-average duration of the defined benefit obligation was between 5 years to 21 years.

F-59	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	Sensitivity analysis

Reasonably possible changes at December 31, 2017 and 2016 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2017		December 31, 2016
	Changes in assumptions		Changes in assumptions
	+ 0.25%	- 0.25%	+ 0.25%	- 0.25%
	(in thousands)		(in thousands)
Discount rate	$(158,160)	167,594	(156,764)	166,453
Rate of increase in future salary	$164,867	(156,470)	164,140	(155,466)

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

AUO and its subsidiaries in the ROC have set up defined contribution plans in accordance with the Act. For the years ended December 31, 2017, 2016 and 2015, these companies set aside $1,003,063 thousand, $936,923 thousand and $927,083 thousand, respectively, of the pension costs under the pension plan to the ROC Bureau of the Labour Insurance. Except for the aforementioned companies, other foreign subsidiaries recognized pension expenses of $892,109 thousand, $1,127,958 thousand and $1,400,994 thousand for the years ended December 31, 2017, 2016 and 2015, respectively, for the defined contribution plans based on their respective local government regulations.

F-60	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, both amounted to $100,000,000 thousand as at December 31, 2017 and 2016.

AUO’s issued and outstanding common stock, with par value of $10 per share, both amounted to $96,242,451 thousand as at December 31, 2017 and 2016.

AUO’s ADSs were listed on the New York Stock Exchange. Each ADS represents 10 shares of common stock. As of December 31, 2017, AUO had issued 38,886 thousand ADSs, which represented 388,863 thousand shares of its common stock.

(b)	Capital surplus

Balance of capital surplus as of December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016
	(in thousands)
From common stock	$52,756,091	52,756,091
From convertible bonds	6,049,862	6,049,862
From others	1,732,552	1,171,790
	$60,538,505	59,977,743

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

F-61	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Distribution of earnings and dividend policy

In accordance with AUO’s amended Articles of Incorporation approved in the annual shareholders’ meeting held on June 15, 2017, where 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, if any, shall be set aside as a legal reserve until the accumulated legal reserve equals AUO’s paid-in capital. In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside. The remaining current-year earnings together with accumulated undistributed earnings from preceding years can be distributed after the earnings distribution plan proposed by the board of directors is approved by resolution of the shareholders’ meeting.

AUO’s dividend policy is to pay dividends from surplus considering factors such as AUO’s current and future investment environment, cash requirements, domestic and overseas competitive conditions and capital budget requirements, while taking into account shareholders’ interest, maintenance of balanced dividend and AUO’s long-term financial plan. If the current-year retained earnings available for distribution reaches 2% of the paid-in capital of AUO, dividend to be distributed shall be no less than 20% of the current-year retained earnings available for distribution. If the current-year retained earnings available for distribution does not reach 2% of the paid-in capital of AUO, AUO may decide not to distribute dividend. The cash portion of the dividend, which may be in the form of cash and stock, shall not be less than 10% of the total dividend distributed during the year. The dividend distribution ratio aforementioned could be adjusted subject to shareholders’ approval in annual shareholders’ meeting after taking into consideration factors such as finance, business and operations, etc.

Pursuant to relevant laws or regulations or as requested by the local authority, total net balance of items which are accounted for as a reduction to the other components of shareholders’ equity shall be set aside from current earnings as special reserve, and not for distribution. Subsequent decrease pertaining to items that are accounted for as a reduction to the other shareholders’ equity shall be reclassified from special reserve to undistributed earnings.

AUO’s appropriations of earnings for 2015 had been approved in the shareholders’ meeting held on June 16, 2016. The appropriations and dividends per share were as follows:

	For fiscal year 2015
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$493,196
Cash dividends to shareholders	3,368,486	$0.35
	$3,861,682

The aforementioned appropriations of earnings for 2015 was consistent with the resolutions of the board of directors’ meeting held on March 10, 2016.

F-62	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s appropriations of earnings for 2016 had been approved in the shareholders’ meeting held on June 15, 2017. The appropriations and dividends per share were as follows:

	For fiscal year 2016
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$781,894
Cash dividends to shareholders	5,389,577	$0.56
	$6,171,471

The aforementioned appropriations of earnings for 2016 was consistent with the resolutions of the board of directors’ meeting held on March 22, 2017.

AUO’s appropriations of earnings for 2017 have been approved in the meeting of the board of directors held on March 23, 2018. The appropriations and dividends per share were as follows:

	For fiscal year 2017
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$3,235,942
Cash dividends to shareholders	14,436,368	$1.50
	$17,672,310

The appropriations of earnings for 2017 are to be presented for approval in AUO’s 2018 annual shareholders’ meeting.

Information on the approval of board of directors and shareholders for AUO’s appropriations of earnings are available at the Market Observation Post System website.

F-63	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Other components of equity

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
	(in thousands)
Balance at January 1, 2017	$531,006	224,299	21,992	777,297
Foreign operations – foreign currency translation differences	(1,882,545)	-	-	(1,882,545)
Effective portion of changes in fair value of cash flow hedges	-	-	(21,992)	(21,992)
Net change in fair value of available-for-sale financial assets	-	1,146,422	-	1,146,422
Equity-accounted investees – share of other comprehensive income	(68,637)	6,310	-	(62,327)
Related tax	299,207	-	-	299,207
Balance at December 31, 2017	$(1,120,969)	1,377,031	-	256,062

Balance at January 1, 2016	$6,540,196	(539,653)	14,793	6,015,336
Foreign operations – foreign currency translation differences	(5,510,836)	-	-	(5,510,836)
Effective portion of changes in fair value of cash flow hedges	-	-	7,199	7,199
Net change in fair value of available-for-sale financial assets	-	769,410	-	769,410
Equity-accounted investees – share of other comprehensive income	(342,162)	(2,582)	-	(344,744)
Realized gain on sales of securities reclassified to profit or loss	(265,849)	(2,876)	-	(268,725)
Related tax	109,657	-	-	109,657
Balance at December 31, 2016	$531,006	224,299	21,992	777,297

F-64	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
	(in thousands)
Balance at January 1, 2015	$5,766,162	29,107	18,440	5,813,709
Foreign operations – foreign currency translation differences	405,731	-	-	405,731
Effective portion of changes in fair value of cash flow hedges	-	-	(3,647)	(3,647)
Net change in fair value of available-for-sale financial assets	-	(521,173)	-	(521,173)
Equity-accounted investees – share of other comprehensive income	470,545	22,070	-	492,615
Realized gain on sales of securities reclassified to profit or loss	(104,905)	(69,657)	-	(174,562)
Related tax	2,663	-	-	2,663
Balance at December 31, 2015	$6,540,196	(539,653)	14,793	6,015,336

(f)	Non-controlling interests, net of tax

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Balance at the beginning of the year	$18,388,204	22,648,604	19,329,254
Equity attributable to non-controlling interests:
Loss for the year	(2,120,737)	(1,211,772)	(28,161)
Adjustment of changes in ownership of investees	(6,421)	(191,394)	(262,229)
Foreign currency translation differences	(355,700)	(1,867,168)	(680,218)
Remeasurement of defined benefit plans	201	(98)	5,003
Proceeds from subsidiaries capital increase	11,620	9,590	10,086,575
Effect of disposal of interest in subsidiary to non-controlling interests	1,258,788	-	-
Effect of acquisition of non-controlling interests	-	37,036	(5,245,698)
Redemption of subsidiary treasury shares	-	(865,633)	(227,676)
Others	(107,454)	(170,961)	(328,246)
Balance at the end of the year	$17,068,501	18,388,204	22,648,604

F-65	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

26.	Share-based Payments

The Company’s employee stock option plans were as follows:

(a)	DPTW Option Plan

DPTW 2011 Employee stock option plan was fully expired on January 6, 2017.

Information about DPTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2017		2016
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$19.04	2,913,000	$19.36	3,880,000
Options expired	-	(2,913,000)	-	(967,000)
Outstanding at December 31	-	-	19.04	2,913,000
Exercisable at December 31		-		2,913,000

(b)	ACTW Option Plan

(1)	The key terms and conditions related to the grants under ACTW’s outstanding employee stock option plan were disclosed as follows:

	Grant date	Total number of options issued (units in thousands)	Contractual life of options	Exercisable period	Exercise price (per share)
2014 Employee stock option plan	Sep. 1, 2014	20	Sep.1, 2014 – Aug. 31, 2019	After Aug. 31, 2016	$10

ACTW 2012 Employee stock option plan was fully expired on August 31, 2017.

(2)	The related employee benefit expenses and capital surplus recognized on ACTW’s employee stock options were $474 thousand, $1,534 thousand and $2,386 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

F-66	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Fair value of stock options

The fair value of the employee stock options granted by ACTW was measured at the dates of grant using the Binomial option pricing model. The valuation information was as follows:

2014 Employee Stock Option Plan
Expected volatility	38.88%
Risk-free interest rate	1.1648%
Expected duration	5 years
Fair value at the grant date	NT$0.20/per share

(4)	Information about ACTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2017		2016
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$10	29,209,000	$10	32,843,000
Options exercised	10	(1,162,000)	10	(959,000)
Options expired	-	(11,446,000)	-	(2,675,000)
Outstanding at December 31	10	16,601,000	10	29,209,000
Exercisable at December 31		12,425,000		20,578,000

27.	Revenue

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Sale of goods	$329,584,136	318,243,539	351,566,289
Other operating revenue	11,444,131	10,845,497	8,780,205
	$341,028,267	329,089,036	360,346,494

Refer to note 41 for further revenue information by operating segment.

F-67	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

28.	Remuneration to Employees and Directors

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

AUO accrued remuneration to employees based on the profit before income tax excluding the remuneration to employees and directors for each period, multiplied by the percentage resolved by board of directors. For the years ended December 31, 2017, 2016 and 2015, AUO estimated the remuneration to employees amounting to $4,062,114 thousand, $1,107,486 thousand and $665,815 thousand, respectively. Remuneration to directors was estimated based on the amount expected to pay and recognized together with the remuneration to employees as cost of sales or operating expenses. If remuneration to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of remuneration by the closing price of the shares (ignoring ex-dividend effect) on the day preceding the board of directors’ meeting. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are accounted for as a change in accounting estimate and adjusted prospectively to next year’s profit or loss.

Remuneration to employees and directors for 2017 in the amounts of $4,062,114 thousand and $132,604 thousand, respectively, in cash for payment have been approved in the meeting of board of directors held on March 23, 2018. The aforementioned approved amounts are the same as the amounts charged against earnings of 2017.

Remuneration to employees and directors for 2016 in the amounts of $1,107,486 thousand and $24,226 thousand, respectively, in cash for payment had been approved in the meeting of board of directors held on March 22, 2017. The aforementioned approved amounts are the same as the amounts charged against earnings of 2016.

Remuneration to employees and directors for 2015 in the amounts of $665,815 thousand and $13,316 thousand, respectively, in cash for payment had been approved in the meeting of board of directors held on March 10, 2016. The aforementioned approved amounts are the same as the amounts charged against earnings of 2015.

The information about AUO’s remuneration to employees and directors is available at the Market Observation Post System website.

F-68	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

29.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Recognized in cost of sales	$31,660,279	34,305,760	42,558,430
Recognized in operating expenses(i)	4,140,951	4,228,015	4,293,057
	$35,801,230	38,533,775	46,851,487

(b)	Amortization of intangible assets

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Recognized in cost of sales	$628,606	1,159,465	892,566
Recognized in operating expenses(i)	-	-	1,796
	$628,606	1,159,465	894,362

(c)	Employee benefits expenses

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Salaries and wages	$37,818,321	33,283,639	34,161,791
Labor and health insurances	1,967,688	1,804,900	1,879,782
Retirement benefits	1,917,136	2,098,013	2,351,109
Other employee benefits	3,197,324	3,024,372	2,910,576
	$44,900,469	40,210,924	41,303,258

Employee benefits expense summarized by function
Recognized in cost of sales	$34,703,579	30,950,614	32,781,145
Recognized in operating expenses(i)	10,196,890	9,260,310	8,522,113
	$44,900,469	40,210,924	41,303,258

(i)	Operating expenses are inclusive of selling and distribution expenses, general and administrative expenses and research and development expenses.

F-69	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

30.	Other Income

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Interest income on bank deposits	$591,995	491,160	629,057
Interest income on government bonds with reverse repurchase agreements and others	20,215	3,382	43,581
Rental income, net	531,442	527,381	472,484
Dividend income	248,514	107,141	112,661
Grants	1,801,585	631,750	337,526
Others	636,146	619,414	602,284
	$3,829,897	2,380,228	2,197,593

31.	Other Gains and Losses

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Foreign exchange gains (losses), net	$(1,364,929)	770,325	537,248
Gains (losses) on valuation of financial assets (liabilities) measured at fair value through profit or loss, net	1,646,034	(411,437)	939,117
Gains (losses) on disposals of investments and financial assets, net	42,788	(333,858)	(10,618)
Gains on disposals of property, plant and equipment, net	330,814	24,278	585,196
Impairment losses on assets	(1,046,668)	(34,733)	(7,026,226)
Litigation losses and others	(584,599)	(940,248)	(5,003,037)
	$(976,560)	(925,673)	(9,978,320)

32.	Finance Costs

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Interest expense on bank borrowings	$2,519,839	2,072,458	2,398,159
Interest expense on others	348,022	635,429	192,864
	$2,867,861	2,707,887	2,591,023

F-70	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

33.	Income Taxes

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income taxes liabilities individually on a stand-alone basis using the enacted tax rates in their respective tax jurisdictions.

(a)	The components of income tax expense (benefit) for the years ended December 31, 2017, 2016 and 2015 were as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Current income tax expense (benefit):
Current year	$3,719,483	1,601,384	1,561,194
Adjustment to prior years and others	246,264	879,337	(208,609)
	3,965,747	2,480,721	1,352,585

Deferred tax expense (benefit):
Temporary differences	(1,271,415)	(98,137)	(163,513)
Investment tax credit and tax losses carryforwards	(3,819,489)	49,961	(804,231)
	(5,090,904)	(48,176)	(967,744)
Total income tax expense (benefit)	$(1,125,157)	2,432,545	384,841

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2017, 2016 and 2015 were as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit obligations	$(155,930)	-	(681)
Items that are or may be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences	$(316,372)	(230,202)	(16,050)

F-71	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Reconciliation of the expected income tax expense (benefit) calculated based on the ROC statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015, was as follows:

	For the years ended December 31,
	2017		2016		2015
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$39,363,606		$11,185,902		$7,598,850
Income tax expense at AUO’s statutory tax rate	17.00%	6,691,813	17.00%	1,901,603	17.00%	1,291,804
Effect of different subsidiaries income tax rate	0.89%	348,192	2.55%	285,661	(21.08)%	(1,601,591)
Share of profit of equity-accounted subsidiaries	(1.80)%	(708,417)	(3.86)%	(432,163)	(28.84)%	(2,191,605)
Effect of changes in statutory income tax rate	-	-	-	-	4.02%	305,312
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	(27.04)%	(10,645,339)	(9.76)%	(1,091,327)	24.15%	1,835,311
Net of non-taxable income and non-deductible expense	0.61%	241,265	2.47%	275,706	0.78%	58,821
Loss (gain) from domestic long-term investment	1.16%	457,275	(1.51)%	(168,484)	5.41%	411,293
Tax on undistributed earnings, net	7.59%	2,987,763	6.84%	765,419	6.82%	518,356
Adjustments to prior year	(1.34)%	(528,662)	8.01%	895,861	(3.14)%	(238,555)
Others	0.08%	30,953	-	269	(0.06)%	(4,305)
Income tax expense (benefit)		$(1,125,157)		$2,432,545		$384,841
Effective tax rate	(2.85)%		21.74%		5.06%

The above reconciliation is prepared based on each individual entity of the Company and presented on an aggregate basis.

During the year ended December 31, 2017, the Company has utilized previously unrecognized tax losses carryforwards in current year amounting to $7,494,191 thousand and recognized deferred tax assets arising from tax losses carryforwards of $3,878,233 thousand that are expected to be utilized in future periods.

F-72	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets		Deferred tax liabilities		Total
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	(in thousands)
Investment tax credits	$656,480	840,112	-	-	656,480	840,112
Tax losses carryforwards	3,942,012	-	-	-	3,942,012	-
Unrealized loss and expenses	284,084	182,443	(61,345)	(3,495)	222,739	178,948
Inventories write-down	644,887	69,938	-	-	644,887	69,938
Foreign investment gains under the equity method	-	-	(890,153)	(1,091,023)	(890,153)	(1,091,023)
Remeasurement of defined benefit plans	155,930	-	-	-	155,930	-
Foreign operations – foreign currency translation differences	279,517	-	(44,992)	(81,847)	234,525	(81,847)
Others	1,106,104	644,361	(641,737)	(653,899)	464,367	(9,538)
Deferred tax assets (liabilities)	$7,069,014	1,736,854	(1,638,227)	(1,830,264)	5,430,787	(93,410)

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2017
	(in thousands)
Investment tax credits	$859,300	-	-	(19,188)	840,112	(121,696)	-	(61,936)	656,480
Tax losses carryforwards	49,961	(49,961)	-	-	-	3,941,185	-	827	3,942,012
Unrealized loss and expenses	187,641	4,256	-	(12,949)	178,948	47,383	-	(3,592)	222,739
Inventories write-down	22,848	49,658	-	(2,568)	69,938	575,199	-	(250)	644,887
Foreign investment losses (gains) under the equity method	(1,174,733)	83,710	-	-	(1,091,023)	200,870	-	-	(890,153)
Remeasurement of defined benefit plans	2,798	-	-	(2,798)	-	-	155,930	-	155,930
Foreign operations – foreign currency translation differences	(312,049)	-	230,202	-	(81,847)	-	316,372	-	234,525
Unrealized gains on available-for-sale financial assets	(903)	-	-	903	-	-	-	-	-
Others	84,734	(39,487)	-	(54,785)	(9,538)	447,963	-	25,942	464,367
Total	$(280,403)	48,176	230,202	(91,385)	(93,410)	5,090,904	472,302	(39,009)	5,430,787

F-73	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Unrecognized deferred tax assets and unrecognized deferred tax liabilities

Deferred tax assets have not been recognized in respect of the following items.

	December 31,
	2017	2016
	(in thousands)
Unused tax losses carryforwards	$25,868,554	33,392,529
Unused investment tax credits	706,648	47,268
Difference in depreciation expense for tax and financial purposes	2,104,639	2,471,376
Inventories write-down	10,328	536,102
Others	655,974	3,545,013
	$29,346,143	39,992,288

The unused investment tax credits with no expiration for the year ended December 31, 2017 from AUST and ACMK were $677,257 thousand and $29,391 thousand, respectively.

Tax loss carryforwards is utilized in accordance with the relevant jurisdictional tax laws and regulations. Net losses from foreign subsidiaries are approved by tax authorities in respective jurisdiction to offset future taxable profits. Under the ROC tax laws, approved tax losses of AUO and its domestic subsidiaries can be carried forward for 10 years to offset future taxable profits.

As of December 31, 2017, the expiration period for abovementioned unrecognized deferred tax assets of unused tax losses carryforwards were as follows:

	Unrecognized deferred tax assets
Year of assessment	(in thousands)	Expiration in year
2009	$427,346	2018 ~ 2019
2010	620,885	2019
2011	1,313,095	2020 ~ 2021
2012	9,583,402	2021 ~ 2022
2013	1,723,631	2018 ~ 2023
2014	2,058,670	2019 ~ 2024
2015	3,851,129	2020 ~ 2025
2016	4,100,117	2021 ~ 2026
2017 (estimated)	2,190,279	2022 ~ 2027
	$25,868,554

As of December 31, 2016, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred tax liabilities amounted to $448,513 thousand.

F-74	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Assessments by the tax authorities

As of December 31, 2017, the tax authorities have completed the examination of income tax returns of AUO through 2015.

(h)	The integrated income tax system

The balance of the imputation credit account of AUO as of December 31, 2017 and 2016 was $3,072,019 thousand and $3,878,285 thousand, respectively.

The estimated and actual creditable ratios for distribution of AUO’s earnings under Taiwan Financial Reporting Standards of 2017 and 2016, which is for ROC resident shareholders, were 6.44% and 19.27%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

The abovementioned integrated income tax information is prepared in accordance with Decree No. 10204562810 announced on October 17, 2013 by the ROC Ministry of Finance.

According to the amendment to the ROC Income Tax Act enacted by the office of the President of the ROC on February 7, 2018, effective from January 1, 2018, the Company will no longer be required to establish, record, calculate and distribute its imputation credit account due to the abolishment of the imputation tax system. The information presented above is for reference only.

34.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2017, 2016 and 2015 were calculated as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$42,609,500	9,965,129	7,242,170
Weighted-average number of common shares outstanding during the year (basic)	9,624,245	9,624,245	9,624,245
Basic earnings per share	$4.43	1.04	0.75

F-75	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Diluted earnings per share for the years ended December 31, 2017, 2016 and 2015 were calculated as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$42,609,500	9,965,129	7,242,170
Effect of convertible bonds	-	-	(340,686)
Profit used in the computation of diluted earnings per share	$42,609,500	9,965,129	6,901,484
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,624,245	9,624,245	9,624,245
Effect of employee remuneration in stock	347,903	107,547	67,731
Effect of convertible bonds	-	-	199,894
Weighted-average number of common shares (diluted)	9,972,148	9,731,792	9,891,870
Diluted earnings per share	$4.27	1.02	0.70

35.	Financial Instruments

(1)	Fair value and carrying amount

The carrying amount of the Company’s non-derivative financial instruments－current, including cash and cash equivalents, receivables or payables (including related parties), other current financial assets, and short-term borrowings, were considered to approximate their fair value due to their short-term nature.

Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2017 and 2016 were as follows:

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Financial assets at fair value through profit or loss:
Foreign currency forward contracts	$70,366	70,366	65,669	65,669
Available-for-sale financial assets－noncurrent	4,348,134	4,348,134	3,030,278	3,030,278

F-76	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Loans and receivables:
Long-term receivables	$1,790,400	1,790,400	1,974,271	1,974,271
Refundable deposits	515,148	515,148	133,221	133,221

Financial liabilities:
Financial liabilities at fair value through profit or loss:
Foreign currency forward contracts	106,597	106,597	896,998	896,998
Derivative financial liabilities for hedging:
Interest rate swap contracts	-	-	3,540	3,540
Financial liabilities measured at amortized cost:
Long-term borrowings (including current installments)	110,608,010	110,608,010	124,262,620	124,262,620
Guarantee deposits received	838,482	838,482	838,263	838,263

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Fair value of long-term receivable is determined by discounting the expected cash flows at a market interest rate.

The refundable deposits and guarantee deposits received are based on carrying amount as there is no fixed maturity.

The fair value of floating-rate long-term borrowings approximates to their carrying value.

(3)	Fair value measurements recognized in the consolidated statements of financial position

The Company determines fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

The fair value measurement level of an asset or a liability within their fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2017
Financial assets at fair value through profit or loss:
Foreign currency forward contracts	$-	70,366	-	70,366
Available-for-sale financial assets－noncurrent	4,170,319	-	177,815	4,348,134
Loans and receivables:
Long-term receivables	-	1,790,400	-	1,790,400
Financial liabilities at fair value through profit or loss:
Foreign currency forward contracts	-	106,597	-	106,597

F-78	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2016
Financial assets at fair value through profit or loss:
Foreign currency forward contracts	$-	65,669	-	65,669
Available-for-sale financial assets－noncurrent	2,836,696	-	193,582	3,030,278
Loans and receivables:
Long-term receivables	-	1,974,271	-	1,974,271
Financial liabilities at fair value through profit or loss:
Foreign currency forward contracts	-	896,998	-	896,998
Derivative financial liabilities for hedging:
Interest rate swap contracts	-	3,540	-	3,540

There were no transfers between Level 1 and 2 for the years ended December 31, 2017 and 2016.

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

Changes in Level 3 fair value measurements for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Available-for-sale financial assets without quoted market prices
	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Balance at the beginning of the year	$193,582	70,938	37,345
Net realized/unrealized gains (losses) included in:
Profit or loss(i)	(30,000)	(686)	99,517
Other comprehensive income	-	-	-
Purchases	14,233	66,948	33,593
Transfer in	-	56,400	-
Disposals	-	-	(99,517)
Effect of change in exchange rate	-	(18)	-
Balance at the end of the year	$177,815	193,582	70,938

(i)	Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2017, 2016 and 2015 were $30,000 thousand, $686 thousand and nil, respectively.

F-79	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Description of valuation processes for fair value measurements categorized within Level 3

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

36.	Financial Risk Management

(a)	Risk management framework

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk are mainly from:

(i)	The carrying amount of financial assets recognized in the consolidated statements of financial position.

F-80	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ii)	The amount of contingent liabilities as a result from the Company providing financial guarantee to its customers.

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

For the years ended December 31, 2017 and 2016, the Company’s five largest customers accounted for 39.0% and 36.3%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

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

F-81	(Continued)

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

	Contractual cash flows	2018.1.1~ 2018.12.31	2019.1.1~ 2020.12.31	2021.1.1~ 2022.12.31	2023 and thereafter
	(in thousands)
December 31, 2017
Non-derivative financial liabilities
Short-term borrowings	$3,424,376	3,424,376	-	-	-
Long-term borrowings (including current installments)	119,344,944	10,941,692	68,455,501	33,892,568	6,055,183
Refundable deposits	838,482	33,510	9,902	-	795,070
Derivative financial instruments
Foreign currency forward contracts－inflows	(22,124,574)	(22,124,574)	-	-	-
Foreign currency forward contracts－outflows	22,170,245	22,170,245	-	-	-
	$123,653,473	14,445,249	68,465,403	33,892,568	6,850,253

	Contractual cash flows	2017.1.1~ 2017.12.31	2018.1.1~ 2019.12.31	2020.1.1~ 2021.12.31	2022 and thereafter
	(in thousands)
December 31, 2016
Non-derivative financial liabilities
Short-term borrowings	$526,723	526,723	-	-	-
Long-term borrowings (including current installments)	133,125,692	21,116,908	75,423,482	27,662,194	8,923,108
Refundable deposits	838,263	75,970	3,078	7,275	751,940
Derivative financial instruments
Foreign currency forward contracts－inflows	(37,819,838)	(37,819,838)	-	-	-
Foreign currency forward contracts－outflows	38,625,310	38,625,310	-	-	-
Interest rate swap contracts	3,446	3,446	-	-	-
	$135,299,596	22,528,519	75,426,560	27,669,469	9,675,048

F-82	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

As at December 31, 2017, the Company’s total current assets exceeded its total current liabilities by $69,910,848 thousand. Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk.

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

F-83	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A.	Exposure of currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)		(in thousands)
December 31, 2017
Financial assets
Monetary items
USD	$2,084,406	29.840	62,198,675
JPY	10,228,194	0.2644	2,704,334
EUR	46,517	35.632	1,657,494
Non-monetary items
USD	3,300	29.840	98,472
RMB	19,426	4.5697	88,771

Financial liabilities
Monetary items
USD	1,048,371	29.840	31,283,391
JPY	27,100,546	0.2644	7,165,384
EUR	418	35.632	14,894

December 31, 2016
Financial assets
Monetary items
USD	$2,287,148	32.312	73,902,326
JPY	20,236,416	0.2773	5,611,558
EUR	106,660	33.895	3,615,241
Non-monetary items
USD	3,000	32.312	96,936
RMB	20,758	4.6391	96,298

Financial liabilities
Monetary items
USD	1,099,799	32.312	35,536,705
JPY	26,820,343	0.2773	7,437,281
EUR	987	33.895	33,454

F-84	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

B.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade receivables, loans and borrowings and trade payables that are denominated in foreign currency.

Depreciation or appreciation of the NTD by 1% against the USD, EUR and JPY at December 31, 2017 and 2016, while all other variables were remained constant, would have increased or decreased the net profit before tax for the years ended December 31, 2017 and 2016 as follows:

	For the years ended December 31,
	2017	2016
	(in thousands)
1% of depreciation	$280,968	401,217
1% of appreciation	(280,968)	(401,217)

C.	Foreign exchange gain (loss) on monetary items

With varieties of functional currencies within the consolidated entities of the Company, the Company disclosed foreign exchange gain (loss) on monetary items in aggregate. The aggregate of realized and unrealized foreign exchange gains (losses) for the years ended December 31, 2017, 2016 and 2015 were $(1,364,929) thousand, $770,325 thousand and $537,248 thousand, respectively.

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

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2017, 2016 and 2015 by $277,612 thousand, $307,464 thousand and $262,936 thousand, respectively.

F-85	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Equity price risk

See note 8 for disclosure of equity price risk analysis.

37.	Capital Management

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

	December 31,
	2017	2016
	(in thousands)
Total liabilities	$217,352,838	229,024,452
Total equity	212,817,851	176,836,313
Interest-bearing debts	114,032,386	124,789,343
Debt-to-equity ratio	102%	130%
Interest-bearing debt-to-equity ratio	54%	71%
Net debt-to-equity ratio(1)	4%	25%

(1) Net debt-to-equity ratio is defined as interest-bearing debts less cash and cash equivalents divided by total equity.

38.	Related-party Transactions

All inter-company transactions and balances between AUO and its subsidiaries are eliminated in the consolidated financial statements. The transactions between the Company and its related parties are set out as follows:

(a)	Compensation to key management personnel

Key management personnel’s compensation comprised:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Short-term employee benefits	$566,231	354,883	365,310
Post-employment benefits	2,244	1,937	2,168
	$568,475	356,820	367,478

F-86	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Except for otherwise disclosed in other notes to the consolidated financial statements, the Company’s significant related party transactions and balances were as follows:

(1)	Sales

	Sales			Accounts receivable from related parties
	For the years ended December 31,			December 31,
	2017	2016	2015	2017	2016
	(in thousands)
Associates(1)	$1,216,868	554,889	8,745,681	184,948	58,755
Joint ventures	-	4,105,390	5,453,152	-	-
Others(1)	11,959,720	12,767,161	6,005,175	1,668,114	2,474,469
	$13,176,588	17,427,440	20,204,008	1,853,062	2,533,224

The collection terms for sales to related parties were month-end 30 to 55 days. The pricing for sales to related parties were not materially different from those with third parties.

(2)	Purchases

	Purchases			Accounts payable to related parties
	For the years ended December 31,			December 31,
	2017	2016	2015	2017	2016
	(in thousands)
Associates(1)	$8,667,555	9,886,487	19,563,609	3,233,050	3,734,927
Joint ventures	1,057,106	3,754,404	4,786,344	-	-
Others(1)	17,549,228	18,317,386	10,587,095	4,431,681	5,088,138
	$27,273,889	31,958,277	34,937,048	7,664,731	8,823,065

The payment terms for purchases from related parties were 30 to 120 days. The pricing and payment terms with related parties were not materially different from those with third parties.

(3)	Acquisition of property, plant and equipment

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Associates(1)	$1,549	7,391	368,171
Others(1)	2,801	-	326
	$4,350	7,391	368,497

F-87	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Disposal of property, plant and equipment and others

	Proceeds from disposal
	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Associates(1)	$-	926	-
Joint ventures	-	-	8
Others(1)	3,352	-	1,790
	$3,352	926	1,798

	Gains on disposal
	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Associates(1)	$-	22	-
Joint ventures	-	-	8
Others(1)	2,212	-	36
	$2,212	22	44

(5)	Other related party transactions

	Other receivables due from related parties
	December 31,
	2017	2016
	(in thousands)
Associates(1)	$47,746	10,970
Others(1)	6,347	23,318
	$54,093	34,288

	Other payables due to related parties (including equipment payable)
	December 31,
	2017	2016
	(in thousands)
Associates(1)	$9,009	16,218
Joint ventures	292	406
Others(1)	15,137	10,717
	$24,438	27,341

F-88	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Rental income
	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Associates(1)	$48,223	31,858	61,159
Joint ventures	6,611	6,611	6,659
Others(1)	82,427	90,032	47,271
	$137,261	128,501	115,089

	Administration and other income
	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Associates(1)	$14,311	15,083	21,132
Joint ventures	-	8,301	11,538
Others(1)	9,246	5,174	2,889
	$23,557	28,558	35,559

	Rental and other expenses
	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Associates(1)	$28,017	36,499	104,415
Joint ventures	1,389	21,821	1,168
Others(1)	35,040	55,131	40,546
	$64,446	113,451	146,129

(1)	In May 2015, the Company ceased having significant influence over Qisda, as such Qisda was no longer an associate. However, Qisda and its subsidiaries still remained as a related party and the related transaction amounts starting from June 2015 are included in the “Others” category.

The Company leased portion of its facilities to related parties. The collection term was 15 days from quarter-end, and the pricing was not materially different from that with third parties.

For the years ended December 31, 2017, 2016 and 2015, cash dividends declared by related parties of $420,547 thousand, $307,481 thousand and $380,433 thousand, respectively, were received by the Company.

F-89	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

39.	Pledged Assets

The carrying amounts of the assets which the Company pledged as collateral were as follows:

		December 31,
Pledged assets	Pledged to secure	2017	2016
		(in thousands)
Restricted cash in banks(i)	R&D projects, oil purchases and guarantees for foreign labors and customs duties	$87,105	93,379
Land and building (including investment property)	Long-term borrowings	42,031,020	52,076,840
Machinery, equipment and prepayments for equipment	Long-term borrowings	17,143,591	27,058,442
		$59,261,716	79,228,661

(i) Classified as other current financial assets and other noncurrent assets by its liquidity.

40.	Contingent Liabilities and Commitments

The significant commitments and contingencies of the Company as of December 31, 2017, in addition to those disclosed in other notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As at December 31, 2017, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	December 31, 2017
(in thousands)
USD	15,029
JPY	2,761,778

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display Inc. (formerly Japan Display East Inc./Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display Co., Ltd. (formerly IPS Alpha Technology, Ltd.), LG Display Co., Ltd., Sharp Corporation, Samsung Electronics Co., Ltd., Hydis Technologies Co., Ltd., Seiko Epson Corporation and others. AUO believes that it is in compliance with the terms and conditions of the aforementioned agreements.

F-90	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Purchase commitments

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

As at December 31, 2017, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $25,561,337 thousand.

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

(2)	Antitrust civil actions lawsuits in the United States and other jurisdictions

There were over 100 civil lawsuits filed against AUO, AUUS and various manufacturers in the TFT-LCD industry in the United States and Canada alleging, among other things, antitrust violations. As of March 23, 2018, AUO and AUUS have reached settlement agreements with the relevant plaintiffs.

F-91	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the above cases in the United States and Canada, a lawsuit was filed by certain consumers in Israel against certain LCD manufacturers including AUO in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues including whether the lawsuit was properly served. In December 2016, the Israeli Court overturned the original decision and revoked the permission for this case to serve out of Israeli jurisdiction. The plaintiffs lodged an appeal to the Israeli Supreme Court but the Israeli Supreme Court overruled the appeal in August 2017. In January 2018, the parties reached a settlement agreement and agreed to commence the required proceedings for withdrawing the lawsuit.

(3)	Others

In July and August of 2014, SunPower Technology, Ltd. (“SPTL”), AUO and AUSG submitted certain disputes for arbitration in the International Court of Arbitration of the International Chamber of Commerce in San Francisco, U.S. in connection with the joint venture agreement among the parties. The arbitration was amicably settled by the parties in September 2016. AUSG sold all of its shares in the joint venture company AUSP to SPTL at the price of US$170,100 thousand. Please see note 12(b) for further details. The shares purchase price shall be paid by SPTL in accordance with the agreement and guaranteed by SunPower Corporation, SPTL’s parent company. The parties have reached amicable agreements regarding the relevant issues, including terminations of the joint venture agreement and relevant agreements and agreed to terminate the arbitration.

At the end of February 2017, one of AUO’s subsidiaries in the PRC, AUSZ received an administrative complaint filed by Shenzhen China Star Optoelectronics Technology Co., Ltd. (“CSOT”) alleging that AUSZ infringes two PRC patents, and the complaint requests that AUSZ cease the alleged infringing act. Based on the Company’s preliminary assessment, it believes that its subsidiary does not infringe the two PRC patents as alleged, and further that the two PRC patents appear to be invalid. In response to such administrative complaint, AUSZ has filed a request to invalidate the two PRC patents accordingly. In April 2017, CSOT filed civil lawsuits in the Intermediate People’s Court of Shenzhen Municipality against the subsidiary claiming infringement of the same two PRC patents. In June 2017, CSOT filed civil lawsuits in the No.1 Intermediate People’s Court of Chongqing Municipality against the subsidiary claiming infringement of three PRC patents (including one of the above mentioned PRC patents). CSOT requested that AUSZ ceases the alleged infringing act and claimed approximate RMB49.91 million for economic loss for each of the said respective four PRC patents and compensation for reasonable fees and litigation expenses such as notarization fees and attorney fees incurred by CSOT. On September 24, 2017, the relevant parties reached a settlement agreement and agreed to withdraw relevant legal proceedings.

F-92	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, which AUO’s second 8.5-generation fab is located at and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third phrase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the EPA of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. On December 14, 2017, the EPA of the Executive Yuan of Taiwan held the third review meeting of the investigation group. The review meeting reached the conclusion of suggesting approval for the Project. The Central Taiwan Science Park Bureau is now reviewing the comments and conclusion of the review meeting and will reply to the Environmental Impact Assessment Committee of the EPA for further discussion. After approval, the Project will be submitted to the Environmental Impact Assessment General Meeting for review. Currently management does not believe that this event will have a material adverse effect on the Company’s operation and will continue to monitor the development of this event.

F-93	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

41.	Segment, Geographic and Revenue Information

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

The Company’s operating segment information for the years ended December 31, 2017, 2016 and 2015 was as follows:

	For the year ended December 31, 2017
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$322,335,330	18,692,937	341,028,267
Depreciation and amortization	$34,816,463	1,613,373	36,429,836
Inventory write-down	$3,423,097	333,629	3,756,726
Segment profit (loss)(i)	$39,971,375	(832,251)	39,139,124
Other income			3,829,897
Other gains and losses			(976,560)
Finance costs			(2,867,861)
Share of profit of equity-accounted investees			239,006
Consolidated profit before income tax			$39,363,606

	For the year ended December 31, 2016
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$304,826,682	24,262,354	329,089,036
Depreciation and amortization	$37,860,430	1,832,810	39,693,240
Inventory write-down	$3,288,067	385,146	3,673,213
Segment profit (loss)(i)	$12,703,548	(365,092)	12,338,456
Other income			2,380,228
Other gains and losses			(925,673)
Finance costs			(2,707,887)
Share of profit of equity-accounted investees			100,778
Consolidated profit before income tax			$11,185,902

F-94	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2015
	Display	Solar	Total segments
	(in thousands)
Net revenue from external customers	$333,392,294	26,954,200	360,346,494
Depreciation and amortization	$44,790,075	2,955,774	47,745,849
Inventory write-down	$5,607,166	54,100	5,661,266
Segment profit (loss)(i)	$19,225,952	(1,704,804)	17,521,148
Other income			2,197,593
Other gains and losses			(9,978,320)
Finance costs			(2,591,023)
Share of profit of equity-accounted investees			449,452
Consolidated profit before income tax			$7,598,850

(i)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2017, 2016 and 2015.

(b)	Geographic information

The geographic breakdown for the years ended December 31, 2017, 2016 and 2015 was as follows:

(1)	Net revenue from external customers

	For the years ended December 31,
	2017	2016	2015
Region	(in thousands)
PRC	$125,341,648	115,110,137	123,476,526
Taiwan	108,288,387	104,059,325	119,626,443
Japan	32,739,262	33,346,041	37,903,886
Singapore	35,939,290	31,776,305	30,210,618
Others	38,719,680	44,797,228	49,129,021
	$341,028,267	329,089,036	360,346,494

(2)	Consolidated noncurrent assets(ii)

	December 31,
	2017	2016
Region	(in thousands)
Taiwan	$154,097,271	148,829,366
PRC	67,846,109	68,356,214
Others	11,037,333	15,383,473
	$232,980,713	232,569,053

(ii)	Noncurrent assets are not inclusive of financial instruments, deferred tax assets, and prepaid pension.

F-95	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2017, 2016 and 2015, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2017	%	2016	%	2015	%
	(in thousands)
Customer A	$43,645,518	13	37,306,348	11	42,173,089	12

(d)	Product information

The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Products for Televisions	$152,442,198	140,519,923	159,534,820
Products for Mobile PCs	56,209,501	52,721,494	52,488,064
Products for Mobile Devices	14,858,803	14,170,637	23,622,445
Products for Monitors	45,696,144	44,668,054	48,234,547
Products for Commercial and Others(iii)	53,128,684	52,746,574	49,512,418
Solar Products	18,692,937	24,262,354	26,954,200
Total	$341,028,267	329,089,036	360,346,494

(iii)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

F-96	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

42.	Subsequent Events

FLWJ was resolved by its board of directors for liquidation in October 2012. As of December 31, 2017, the liquidation was still in process. In January 2018, FLMI has received the proceeds of USD7,905 thousand as return of capital from FLWJ.

According to the amendment to the ROC Income Tax Act enacted by the office of the President of the ROC on February 7, 2018, an increase in the corporate income tax rate from 17% to 20% is applicable upon filing the corporate income tax return starting from fiscal year 2018 onwards. This increase does not affect the amounts of the current and deferred taxes recognized on December 31, 2017. However, this amendment will increase the Company’s current and deferred tax charge accordingly in the future. Assuming the new tax rate is applied in calculating the taxable temporary differences and unused tax losses carryforwards recognized on December 31, 2017, the deferred tax assets and deferred tax liabilities would increase by $998,697 thousand and $214,490 thousand, respectively.

On March 13, 2018, the Company acquired 100% of the common shares and preferred shares of ComQi Ltd. (“ComQi”) for total consideration not exceeding USD28 million. ComQi is engaged in providing content management services.

F-97