Form 20-F
period 2018-12-31
AU OPTRONICS CORP
filed 2019-03-29
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

Large Accelerated Filer ☒            Accelerated Filer ☐            Non-accelerated Filer ☐            Emerging Growth Company ☐

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

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB” or “CNY”) amounts, Japanese Yen (“JPY”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$30.61 to US$1.00, RMB6.8755 to US$1.00, JPY109.70 to US$1.00 and EUR0.8729 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2018. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 12, 2019, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$30.91 to US$1.00, RMB6.7070 to US$1.00, JPY111.38 to US$1.00 and EUR0.8868 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“AD”	Anti-Dumping Duty
“ADSs”	American Depositary Shares
“ALCD”	Advanced LCD
“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology
“AUKS”	AU Optronics (Kunshan) Co., Ltd.
“AUSP”	AUO SunPower Sdn. Bhd.
“AUSZ”	AU Optronics (Suzhou) Corp., Ltd.
“AUUS”	AU Optronics Corporation America
“BenQ”	BenQ Corporation
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“CADE”	Conselho Administrativa de Defesa Economica
“CGU”	Cash-generating unit, the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or group of assets
“China” or “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“CID”	Center Information Display
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“COSO”	Committee of Sponsoring Organizations of the Treadway Commission
“CSOT”	Shenzhen China Star Optoelectronics Technology Co., Ltd.
“CVD”	Countervailing Duty
“Deposit Agreement”	Deposit agreement and its amendment
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“EPA”	Environmental Protection Administration
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“FHD”	Full High Definition
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“FTA”	China-South Korea Free Trade Agreement
“HD”	High Definition
“HDR”	High dynamic range technology
“Hydis”	Hydis Technologies Co., Ltd.
“IBT Act”	Income Basic Tax Act
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“Investment Regulations”	The ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals
“Israeli Court”	District Court of the Central District in Israel
“large-size panels”	Panels ten inches and above in diagonal length
“LTPS”	Low temperature poly-silicon method

“LG Display” or “LGD”	LG Display Co., Ltd.
“M.Setek”	M.Setek Co., Ltd.
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“non-ROC resident”	A person who is not a resident of the ROC
“NYSE”	The New York Stock Exchange
“Northern California Court”	The United States District Court for the Northern District of California
“OLED”	Organic light emitting diode, a light emitting display technology
“our company”, “us” or “we”	AU Optronics Corp. and/or its consolidated subsidiaries, unless the context suggests otherwise
“PCAOB”	Public Company Accounting Oversight Board
“PID”	Public Information Display
“PFIC”	A passive foreign investment company
“Pre-release”	American depositary shares are released before delivery of shares to the depositary
“QCSZ”	Qisda (Suzhou) Co., Ltd.
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“ROC” or “Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC government”	The government of the ROC
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Display”	Samsung Display Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“Seiko Epson”	Seiko Epson Corporation
“SID”	Society for Information Display
“Sharp”	Sharp Corporation
“SSEC”	Star Shining Energy Corp.
“subsidiary”	A company owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in Taiwan
“UHD”	Ultra High Definition
“U.S. DOJ”	The United States Department of Justice
“Unipac”	Unipac Optoelectronics Corp.
“VPV”	Vista Peak Ventures, LLC
“VR”	Virtual Reality

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.        Selected Financial Data

The selected consolidated financial data set forth below as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The selected consolidated statement of financial position data as of December 31, 2014, 2015 and 2016 and selected consolidated statement of comprehensive income data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are not included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	Year Ended and As of December 31,
	2014	2015	2016	2017	2018	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenue	408,178.7	360,346.5	329,089.0	341,028.3	307,634.4	10,050.1
Gross profit	48,510.6	39,837.1	34,491.0	61,041.7	28,139.5	919.3
Selling and distribution expenses	(7,799.0)	(4,206.1)	(3,895.1)	(3,889.0)	(3,946.5)	(128.9)
General and administrative expenses	(9,389.6)	(9,206.0)	(9,176.7)	(8,158.9)	(7,978.3)	(260.6)
Research and development expenses	(9,156.6)	(8,903.8)	(9,080.8)	(9,854.7)	(9,546.8)	(311.9)
Profit before income tax	19,980.4	7,598.9	11,185.9	39,363.6	11,216.2	366.4
Income tax expense (benefit)	3,243.2	384.9	2,432.5	(1,125.2)	322.4	10.5
Profit for the year	16,737.2	7,214.0	8,753.4	40,488.8	10,893.8	355.9
Total comprehensive income for the year	18,914.9	6,482.3	1,423.5	39,669.9	9,510.0	310.7
Profit (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	16,366.6	7,242.2	9,965.1	42,609.5	13,071.6	427.0
Non-controlling interests	370.6	(28.2)	(1,211.7)	(2,120.7)	(2,177.8)	(71.1)
Total comprehensive income (loss) for the year attributable to: Shareholders of AU Optronics Corp.	18,125.7	7,185.7	4,502.5	42,146.1	11,996.3	391.9
Non-controlling interests	789.2	(703.4)	(3,079.0)	(2,476.2)	(2,486.3)	(81.2)
Earnings per share—Basic	1.70	0.75	1.04	4.43	1.36	0.04
Earnings per share—Diluted	1.69	0.70	1.02	4.27	1.34	0.04
Earnings per ADS equivalent—Basic	17.01	7.52	10.35	44.27	13.58	0.44
Earnings per ADS equivalent—Diluted	16.88	6.98	10.24	42.73	13.35	0.44

	Year Ended and As of December 31,
	2014	2015	2016	2017	2018	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Financial Position Data:
Total current assets	185,614.5	161,992.1	163,346.2	180,175.5	149,067.6	4,869.9
Property, plant and equipment	231,814.7	208,785.6	222,741.8	224,933.1	221,586.5	7,239.0
Total assets	442,344.3	399,237.1	405,860.8	430,170.7	398,551.2	13,020.3
Total current liabilities	174,143.1	141,867.7	118,031.6	110,264.7	129,364.2	4,226.2
Total noncurrent liabilities	94,214.3	76,708.3	110,992.9	107,088.1	61,401.7	2,005.9
Total liabilities	268,357.4	218,576.0	229,024.5	217,352.8	190,765.9	6,232.1
Common stock	96,242.5	96,242.5	96,242.5	96,242.5	96,242.5	3,144.2
Non-controlling interests in subsidiaries	19,329.2	22,648.6	18,388.2	17,068.5	14,416.6	471.0
Total equity attributable to shareholders of AU Optronics Corp.	154,657.7	158,012.5	158,448.1	195,749.4	193,368.7	6,317.2

Other Financial Data:
Gross margin(1)	11.9%	11.1%	10.5%	17.9%	9.1%	9.1%
Net margin(2)	4.1%	2.0%	2.7%	11.9%	3.5%	3.5%
Capital expenditures	16,971.0	33,440.2	46,220.1	43,881.7	34,770.3	1,135.9
Depreciation and amortization	56,902.7	47,745.8	39,693.2	36,429.8	34,227.5	1,118.2
Net cash flows provided by operating activities	63,392.7	62,003.4	36,695.8	84,363.3	40,200.7	1,313.3
Net cash flows used in investing activities	(13,106.8)	(31,734.7)	(42,267.3)	(43,667.5)	(34,497.8)	(1,127.0)
Net cash flows provided by (used in) financing activities	(45,041.5)	(34,277.0)	10,721.2	(13,410.4)	(41,846.7)	(1,367.1)

Segment Data:
Net revenue
Display business	384,335.2	333,392.3	304,826.7	322,335.4	290,784.8	9,499.7
Energy business(3)	23,843.5	26,954.2	24,262.3	18,692.9	16,849.6	550.4
Segment profit (loss)(4)
Display business	24,422.5	19,226.0	12,703.5	39,971.4	7,792.5	254.6
Energy business(3)	(2,257.1)	(1,704.8)	(365.1)	(832.3)	(1,124.6)	(36.7)

(1)	Gross margin is calculated by dividing gross profit by net revenue.

(2)	Net margin is calculated by dividing profit for the year by net revenue.

(3)	Formerly named "Solar business".

(4)	Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses.

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

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. For example, the average selling price per square meter for our large-size panels decreased by 13% in 2018 compared to 2017. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. Capacity expansion in the display panel industry may be due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will primarily depend upon our ability to maintain market share, increase unit sales of existing products and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We may experience declines in the selling prices of our products irrespective of cyclical fluctuations in the industry.

The selling prices of our products have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technology advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced into the market, prices decline over time and in certain cases, very rapidly as a result of market competition. If we are unable to anticipate effectively and counter the price erosion that accompanies our products, or if the selling prices of our products decrease faster than the rate at which we are able to reduce our manufacturing costs, our profit margins will be affected adversely and our results of operations and financial condition may be affected materially and adversely.

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2019 or beyond, the value of the ADSs and our shares may be adversely affected.

Our business is significantly affected by cyclical market conditions for the display panel industry. From time to time, the industry has experienced imbalances between excess supply and slowdowns in demand, and in certain periods, resulting in declines in selling prices. In addition, other factors such as technology advancement and cost reductions have driven down and may continue to drive down our average selling prices irrespective of cyclical market conditions for the display panel industry.

The solar industry has undergone challenging business conditions in the past years, including downward pricing pressure for solar modules, solar cells, solar wafers and ingots mainly as a result of oversupply and reductions in applicable governmental subsidies. For example, the average selling price of our solar monocrystalline modules dropped approximately 68% from 2011 to 2018. Although the solar industry may continue to grow in the long run, there is no assurance that the solar industry will not suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs in the future, especially in markets where we operate or we target, which will adversely affect demands for our solar products as well as our results of operations.

Our results of operations have fluctuated in the past. Our net revenue decreased by approximately 9.8% to NT$307.6 billion (US$10.1 billion) in 2018 compared to net revenue of NT$341.0 billion in 2017, while our net profit for the year decreased from NT$40.5 billion in 2017 to NT$10.9 billion (US$0.4 billion) in 2018. We cannot assure you that we will be profitable in 2019 or beyond. In addition, we expect that selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our production cost to offset the declines in selling prices and maintain a high capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2019 or beyond, the value of the ADSs and our shares may be adversely affected.

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

We must comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.

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

We are involved in a number of legal proceedings concerning matters arising from our business and operations, primarily related to the development and the sale of our products, including patent infringements, investigations by government authorities such as antitrust investigations and proceedings and other legal matters. In addition, we may have compliance issues with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in liabilities and cause delays to our production. Our products may also be subject to anti-dumping or countervailing duty proceedings as a result of protectionist measures adopted by governments in any of our export markets. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

We plan to continue to expand our operations to meet the needs of applications in televisions, monitors, mobile PCs and devices and commercial and other applications as demand increases. Because these products are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net revenue and results of operations depend on continuing demand for televisions, monitors, mobile PCs and devices and commercial and other applications with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in televisions, monitors, mobile PCs and devices and commercial and other applications with display devices. For example, a substantial percentage of our sales are derived from our panels and other related products for televisions, which accounted for approximately 42.7%, 44.7% and 36.8% of our net revenue in 2016, 2017 and 2018, respectively. We will continue to be dependent on the growth of the televisions, monitors, mobile PCs and devices and commercial and other applications for a substantial portion of our net revenue, and any downturn in these industries would result in reduced demand for our products, reduced net revenue, lower selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

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

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high capacity utilization rates in 2019 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

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

We depend on a small number of customers for a substantial portion of our net revenue, and a loss of any one of these customers, a significant decrease in orders from any of these customers or difficulty in collecting of accounts receivables would result in the loss of a significant portion of our net revenue and/or material adverse effect on our results of operation.

We depend on a small number of customers for a substantial portion of our business. In 2016, 2017 and 2018, our five largest customers accounted for approximately 36.3%, 39.0% and 36.6%, respectively, of our net revenue. In addition, our major customer, Samsung Group, individually accounted for more than 10% of our net revenue in the last three years, which were 11.3%,12.8% and 11.5% of our net revenue in 2016, 2017 and 2018, respectively.

In recent years, our major customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

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

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. For example, we may make capital expenditures in connection with new capacity and technological upgrade. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and may hire and train suitable personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our planned growth and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. We cannot assure you that our expansion into new businesses will be successful, as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

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

Our annual consolidated financial statements for Taiwan reporting purposes and the basis for our earnings distribution may differ from those included in the annual report on Form 20-F.

We have adopted Taiwan IFRS for reporting in Taiwan our annual consolidated financial statements beginning in 2013 and our interim quarterly earnings releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for Taiwan reporting purposes and earnings distribution purposes, we have also adopted and will continue to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including this annual report and future reports on Form 20-F.

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. Consequently, our annual consolidated financial statements for Taiwan reporting purposes and the basis for our earnings distribution may differ from those included in the annual report on Form 20-F.

Any disagreement between applicable tax authorities and us with respect to our tax estimates, adverse changes in tax law, and any non-compliance with changes in tax laws or their application could adversely affect our results of operations.

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

As a multinational enterprise, we are subject to distinct tax regulations in multiple jurisdictions; these different regulations may change adversely over time, which can materially impact our business. For example, although we file a Country-by-Country reporting return that requires us to disclose the global allocation of our business income, taxes paid, and select indicators of economic activity in the tax jurisdictions where we have business operations, we cannot assure you that the relevant tax authority in every tax jurisdiction in which we operate will consider our transfer pricing policy acceptable. Any increase in tax liability, tax penalty or tax related interest could adversely affect our financial position and results of operation. In addition, many countries where we have commercial operations may amend their tax laws in accordance with the Base Erosion and Profit Shifting project as set out by the Organization for Economic Co-operation and Development. Rapid shifts in tax regulation can increase our risk of regulatory incompliance in the relevant jurisdiction.

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

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. For example, AU Optronics (Slovakia) s.r.o., one of our subsidiaries, sold its land and building in December 2018 for a total selling price of EUR$87.7 million and recorded a profit from the disposal of approximately EUR$30.4 million. These divestment activities may result in either gains or losses and we cannot assure you that we can always make divestment with a gain. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares and ADSs.

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

Although our talent development committee, a high-level committee that comprises the Chairman, President and other senior executives, convenes quarterly to review our mid and long-term strategic positioning for talent acquisition, organizational risk indicators and development of our senior managers, there can be no assurance that we will not lose the services of key senior management personnel. If we are not able to find suitable replacements or integrate replacement personnel in a timely manner or at all, our business operations will suffer material harm. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our day-to-day affairs. If any of our key management personnel is unable to devote enough time to our company, our operations may be affected adversely. We do not carry key person life insurance for any of our senior management personnel.

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

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.9% of our outstanding shares as of February 28, 2019 and is also one of our large customers. Qisda and its subsidiaries accounted for approximately 3.9%, 3.5% and 3.9% of our net revenue in 2016, 2017 and 2018, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2019, one of our nine directors is a representative of Qisda. Mr. Peter Chen is the Chairman and President of Qisda. Furthermore, Mr. Kuen-Yao (K.Y.) Lee, our former Chairman, is also the Honorary Chairman of Qisda and Chairman of BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which has led to operations across many countries. For example, we have established a 6-generation LTPS fab in Kunshan, PRC in November 2016 to produce LTPS panels for high-end applications to provide services to our customers in China and other regions. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have a presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

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

A cybersecurity breach could interfere with our business operations, compromise confidential information, adversely impact our business reputation and operating results and potentially lead to litigation and other liabilities.

Cybersecurity threats continue to expand and evolve globally. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks and data. Cybersecurity is an integral part of our risk management program. Our cybersecurity response system involves a risk evaluation mechanism that categorizes and escalates different levels of cybersecurity risks towards different countermeasures. In general, our cybersecurity protocols react against lower-level cybersecurity risks within 24 hours and react against higher-level cybersecurity risks within 8 hours.

A failure or breach in our cybersecurity response system could expose us and our customers, vendors and suppliers to risks of unauthorized access to information technology systems, misuse and compromise of confidential information, manipulation and destruction of data. These occurrences may result in the disruption of our business operations and adversely affect our business reputation, market leadership, financial condition and results of operations. Cybersecurity breaches could also involve us in litigation with third parties, regulatory scrutiny and increase our costs from having to implement additional data protection measures.

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

There is increasing concern that climate change is occurring and may affect adversely commercial activity. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to and regulations on issues surrounding the existence and extent of climate change may raise our cost of production through the increase in the price of energy and additional levy of energy or carbon tax. Various regulations that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases have recently been adopted by many countries. These regulatory and legislative developments could negatively affect our commercial operations. For example, emission-reporting obligations in newly enacted environmental regulations in ROC could increase our compliance costs and insurance premiums, which may adversely affect our results of operation and financial condition.

Furthermore, energy costs in general could increase significantly due to climate change regulations and raise the cost for purchasing emission credits, new equipment or raw materials. Our energy costs may subsequently increase if utility or power companies and suppliers pass on their costs, fully or partially, to us through these indirect channels such as carbon taxation, emission cap and carbon credit trading programs.

In addition, droughts, floods and extreme weather conditions including rising sea levels could occur with more frequency due to climate change. Power outages or unstable power supply caused by extreme weather conditions could have negative long-term effects on our supply chain. As our operations depend upon adequate supplies of water, extended or serious droughts may diminish our production capacity.

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

We have entered into patent and intellectual property license or cross-license agreements, some of which require periodic royalty payments. In the future, we may need to obtain additional patent licenses or renew existing license agreements. We cannot assure you that these license agreements can be obtained or renewed on acceptable terms, if at all. If these license agreements are not obtained or renewed on acceptable terms or at all, our business and future results of operations may be affected materially and adversely.

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

As technology is an integral part of our manufacturing process and product, we have, in the past, received communications alleging that our products or processes infringe product or manufacturing process technology rights held by others, and expect to continue to receive such communications. We are involved in intellectual property disputes with third parties. There is no means of knowing all of the patent applications that have been filed in the United States or elsewhere and whether, if the applications are granted, such patents would have a material adverse effect on our business. If any third party were to make valid intellectual property infringement claims against our customers or us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible;

•	stop shipment to certain areas; and/or

•	seek to acquire licenses for certain technology, which may not be available on commercially reasonable terms, if at all.

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

We believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. Although we have patent applications pending, our pending patent applications and any future applications may not result in issued patents or may not be broad enough to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. Others independently may develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to protect effectively our intellectual property could harm our business.

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

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in areas including Taiwan, the PRC, Japan, Singapore and Korea. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. We cannot assure you that the natural disasters will not happen and will not have adverse impact on our operations in the future. Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire, etc. could cause delays or disrupt in production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. In addition, shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage or voltage sags in the future could seriously hurt our business. Besides, our manufacturing processes require a substantial amount of water. Although currently a significant portion of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages. We may encounter droughts in Taiwan and the PRC in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

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

Furthermore, since mid-2018, increased political tensions between the United States and the PRC have escalated into a trade war; if political tension continues to rise and United States tariffs continue to increase on PRC-sourced goods, the tariff war may negatively affect our business operations in the PRC. At this time, we do not know what actions, if any, the PRC government might take in response to the trade war, nor can we predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future investments and operations in the PRC. Therefore, we cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our investments, businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other display panel manufacturers that are permitted to establish display panel production operations in the PRC.

The ROC government imposes restrictions on investments made by Taiwan companies in the PRC, including but not limited to investments that relate to TFT-LCD manufacturing technology in the PRC. These restrictions limit our investment capacity in the PRC and may disadvantage us compared to other display panel manufacturers that are less restricted by their domestic regulators.

Recently, the ROC government has alleviated some of the relevant regulatory restrictions by offering exemptions, such as making certain investments in and conducting research for the next generation of display panel technology in Taiwan, to allow Taiwan-based TFT-LCD manufacturers to apply to the Investment Commission of Ministry of Economic Affairs (“MOEAIC”) for investing up to three 6-generation or more advanced TFT-LCD manufacturing fabs in the PRC if these TFT-LCD manufacturers use the same or higher generation manufacturing technology in Taiwan. In addition, the MOEAIC now also permits Taiwan-based TFT-LCD manufacturers to make equity investments or conduct mergers with PRC-based companies.

Many of our customers and competitors have expanded their businesses and operations to the PRC. To capture the growth trajectory of the PRC market and the lower production costs in the PRC, we started to invest in the PRC in 2002 with the establishment of a module-assembly facility. During the past few years, our investment and commercial presence in the PRC has significantly increased. As of December 31, 2018, we have 18 subsidiaries incorporated in the PRC. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

Since some investment restrictions imposed by the ROC government are currently still effective, we cannot assure you that any of our future applications to the MOEAIC to make further investments in the PRC will be successful or timely approved. And as we do not know when or whether any of the ROC laws that govern the remaining investment restrictions in the PRC will be amended or repealed, we cannot assure you that future amendments to relevant ROC laws will enhance or hinder our capacity to invest in our commercial operations in the PRC; if amendments to relevant ROC laws impose further limitations on investing in the PRC, our business prospects may be materially and adversely affected.

If we fail to overcome the duty barrier, our revenue will be materially affected.

There are some trade tensions in the international solar market, especially in the United States, where we are undertaking efforts to avoid or alleviate the impacts from the present and foreseeable anti-dumping duty (“AD”), and countervailing duty (“CVD”) proceedings. However, we cannot guarantee that these efforts will be successful due to potential policy changes or other changes in the activities and practices of the various national trade authorities responsible for AD and CVD enforcement. Any material adverse change in trade policies and/or our failure to overcome any duty barrier could have a material adverse impact on our business and results of operation.

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

Most of our assets and operations are located in Taiwan and approximately 32.3% of our net revenue was derived from customers in Taiwan in 2018. Therefore, our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation, interest rates and general economic conditions in Taiwan, as well as the global economies.

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

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2018 to December 31, 2018, the Taiwan Stock Exchange Index peaked at 11,253.11 on January 23, 2018, and reached a low of 9,478.99 on December 26, 2018. Over the same period, daily closing values of our shares ranged from NT$11.3 per share to NT$14.3 per share. On March 12, 2019, the Taiwan Stock Exchange Index closed at 10,343.33, and the closing value of our shares was NT$11.65 per share.

The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between the ROC and the PRC are strained. Several investment funds affiliated with the ROC government have also from time to time purchased securities from the Taiwan Stock Exchange to support the trading level of the Taiwan Stock Exchange. Moreover, the Taiwan Stock Exchange has experienced problems, including market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of our shares and ADSs.

If the NT dollar or other currencies in which our sales, raw materials and components, capital expenditures and certain assets are denominated fluctuate significantly against the U.S. dollar, the Japanese yen or the Renminbi, our financial condition and results of operation may be affected seriously.

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar, the Renminbi and other currencies. Our sales, raw materials and components, capital expenditures and certain assets are denominated mainly in U.S. dollars, Japanese yen, NT dollars and Renminbi in varying amounts. For example, in 2018, approximately 93.0% of our net revenue was denominated in U.S. dollars. During the same period, approximately 70.0%, 14.8% and 12.3% of our raw materials and component costs were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. In addition, in 2018, approximately 28.2%, 46.3%, 17.0% and 7.8% of our total capital expenditures (principally for the purchase of equipment) were denominated in Japanese yen, NT dollars, U.S. dollars and Renminbi, respectively. Also, results of operation of our foreign subsidiaries are accounted for in foreign currencies before their consolidation into our financial result. During periods of weakening foreign currencies, the value of certain assets of our foreign subsidiaries could be substantially reduced in NT dollars. Although from time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, we may not be able to hedge all of the exposure, including foreign exchange exposure relating to the value of our foreign currency-denominated assets. We cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our financial condition and results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net revenue is derived from sales to customers located outside of Taiwan. In 2016, 2017 and 2018, sales to our overseas customers accounted for approximately 68.4%, 68.2% and 67.7%, respectively, of our net revenue. In addition, a significant portion of our sales to customers in Taiwan and PRC is made to major brand customers or their procurement entities located in Taiwan and the PRC. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net revenue. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

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

Currently, the United States is undergoing political changes, which have created uncertainties for future United States trade policy developments. The U.S. administration has also shown inclinations to withdraw the United States from the World Trade Organization, which can lead to greater economic instability. Since mid-2018, political tensions have increased between the United States and the PRC and have escalated into a tariff war; this may negatively affect our business operations in the U.S and the PRC. At this time, it remains unclear what actions, if any, the U.S. administration will take with respect to other existing international trade agreements. If the United States were to withdraw from or materially modify certain international trade agreements to which it is a party, or if tariffs continue to be raised on foreign-sourced goods imported to the United States, our United States customers may seek new suppliers in the United States or other countries, and our business, financial condition and results of operations could be materially and adversely affected.

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

The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the Financial Supervisory Commission of the Republic of China (the “FSC”), unless:

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

In addition, PRC investors’ investments in our shares are subject to various restrictions; specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Accordingly, the qualification criteria for a PRC person to make investment and the investment threshold imposed by the ROC government might cause an ADS holder who is a PRC person to be unable to withdraw and hold our shares.

The protection of the interests of our public shareholders available under our Articles of Incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our Articles of Incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC Law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of a ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Act also requires that a shareholder continuously hold at least 1% of our issued and outstanding shares for at least six months in order to request that our independent director institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. As of February 28, 2019, we had an aggregate of 9,624.2 million shares, including our shares and entitlement certificates, issued and outstanding, which were freely tradable. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline. Moreover, if the offering price of any of the sales of shares by us is substantially lower than the then existing marketing price or net tangible value per share, our existing shareholders may experience substantial dilution.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Act. Most of our directors and executives, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. It is also not entirely certain that an action for civil liability predicated solely on the United States federal securities laws could be brought directly in the ROC courts.

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

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M.Setek, a major polysilicon, ingot and solar wafer manufacturer in Japan, through equity investments in 2009. Furthermore, in May 2010, we formed a joint venture named AUO SunPower Sdn. Bhd. (“AUSP”) with SunPower Technology, Ltd. (“SPTL”). Since 2011 we have also operated ingot and solar wafer related business through our subsidiary AUO Crystal Corp. In September 2016, we sold all of our interest in AUSP to SPTL for a consideration of US$170.1 million. Furthermore, we have built solar systems and invested in solar power plants in Taiwan since 2011.

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

4.B.        Business Overview

Introduction

We are one of the world’s leading TFT-LCD panel providers. We operate in two business segments: display business and energy business (formerly named “solar business”).

Display business. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in televisions, monitors, mobile PCs and devices, and commercial and other applications (such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment, etc.). The display business was sub-divided into the Technology Group, the Business Group and the Manufacturing Group effective on November 1, 2018. The Technology Group is headed by Chief Technology Officer Dr. Wei-Lung Liau; the Business Group is headed by Vice President TY Lin; and the Manufacturing Group is headed by Vice President Ting-Li Lin. We expect this restructuring to optimize operational and human resource allocation and help us further advance our leadership position in R&D.

Energy business (formerly named “Solar business”). We entered into the solar business at the end of 2008. We are capable of manufacturing products such as ingots, solar wafers and solar modules. We are also able to build solar systems, invest in solar power plant and provide various value-added services for solar systems projects.

For the year ended December 31, 2018, net revenue generated from our display business and energy business was NT$290,784.8 million (US$9,499.7 million) and NT$16,849.6 million (US$550.4 million), respectively, representing approximately 94.5% and 5.5% of our total net revenue, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 29 and Note 44 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs”. With production facilities utilizing 3.5-, 4-, 4.5-, 5-, 6-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. As of February 28, 2019, all the fabs listed under “—4.D. Property, Plants and Equipment” have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display products for the following principal product categories:

•	televisions, which utilize display panels ranging mainly from 19.5 inches to 85 inches, including panels for televisions, TV sets and other related products;

•	monitors, which utilize display panels ranging mainly from 17 inches to 35 inches, including products such as desktop monitors;

•	mobile PCs and devices, which utilize display panels ranging mainly from 4.99 inches to 17.3 inches, including products such as notebooks, tablets and mobile phones; and

•	commercial and other applications, which utilize display panels ranging mainly from 1.2 inches to 24 inches or above for use in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment and others.

The following table sets forth the shipment of our products by category for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(Panels in thousands)
Products for Televisions	31,815.3	31,374.5	31,022.7
Products for Monitors	26,951.0	26,060.8	27,985.2
Products for Mobile PCs and Devices	154,458.3	166,290.2	157,489.9
Products for Commercial and Other Applications	51,224.9	56,930.0	64,889.1
Total	264,449.5	280,655.5	281,386.9

The following table sets forth our net revenue by product category for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Products for Televisions	140,519.9	42.7	152,442.2	44.7	113,194.6	3,698.0	36.8
Products for Monitors	44,668.0	13.6	45,696.2	13.4	47,024.4	1,536.2	15.3
Products for Mobile PCs and Devices	66,892.1	20.3	71,068.3	20.9	74,375.3	2,429.8	24.2
Products for Commercial and Others(1)	52,746.6	16.0	53,128.7	15.5	56,190.5	1,835.7	18.2
Solar Products	24,262.4	7.4	18,692.9	5.5	16,849.6	550.4	5.5
Total	329,089.0	100.0	341,028.3	100.0	307,634.4	10,050.1	100.0

(1)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

Products for Televisions

Our current portfolio of products for televisions consists of 19.5-inch to 85-inch panels. In 2018, approximately 62.8% of the sales of products for televisions we produced were 50 inches and above. In 2016, 2017 and 2018, sales of products for televisions accounted for 42.7%, 44.7% and 36.8%, respectively, of our net revenue.

Products for Monitors

In recent years, demand for monitors has continued to migrate to larger sizes. In 2018, 21.5-, 24- and 27-inch panels were the major sizes produced by us for monitors. In 2016, 2017 and 2018, sales of products for monitors accounted for 13.6% 13.4% and 15.3%, respectively, of our net revenue.

Products for Mobile PCs and Devices

In 2016, 2017 and 2018, sales of products for mobile PCs and devices accounted for 20.3%, 20.9% and 24.2%, respectively, of our net revenue. In 2018, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 were the major sizes produced by us for notebooks, while 8-inch and 10.1-inch panels were the major sizes produced by us for tablets. The major sizes of mobile phones produced by us range from 4.66-inch to 7.12-inch.

Products for Commercial and Others

Our products for commercial and others are used in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment and others. In 2016, 2017 and 2018, sales of products for commercial and others accounted for 16.0%, 15.5% and 18.2%, respectively, of our net revenue.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan, Singapore and other areas. The following table sets forth the geographic breakdown of our net revenue by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Taiwan	104,059.3	31.6	108,288.4	31.8	99,357.9	3,245.9	32.3
PRC	115,110.1	35.0	125,341.6	36.8	113,632.0	3,712.3	36.9
Singapore	31,776.3	9.7	35,939.3	10.5	39,370.9	1,286.2	12.8
Japan	33,346.0	10.1	32,739.3	9.6	21,166.9	691.5	6.9
Others(1)	44,797.3	13.6	38,719.7	11.3	34,106.7	1,114.2	11.1
Total	329,089.0	100.0	341,028.3	100.0	307,634.4	10,050.1	100.0

(1)	Include the United States, Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net revenue for the past three years, due to the fact that our major brand customers or their procurement entities are located in Taiwan and the PRC.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net revenue is attributable to a small number of our customers. In 2016, 2017 and 2018, our five largest customers accounted for approximately 36.3%, 39.0% and 36.6%, respectively, of our net revenue. In addition, our major customer, Samsung Group, individually accounted for more than 10% of our net revenue in the last three years, which were 11.3%, 12.8% and 11.5% of our net revenue in 2016, 2017 and 2018, respectively.

We focus our sales activities on a number of large customers with whom we seek to build long-lasting relationships. Each of our product categories have an independent sales and marketing division; each sales and marketing division is subdivided into smaller customer teams dedicated to each of our major customers.

Our customers typically provide monthly non-binding rolling forecasts of their requirements for the coming several months, and typically place purchase orders several weeks before the expected shipment date.

We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2018, our reserve for warranties totaled NT$1,463.9 million (US$47.8 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Selling prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 30 to 60 days. From time to time, we may extend longer credit terms to our large customers as compared to our smaller customers. The average number of collection days extended for sales to our customers for the years ended December 31, 2016, 2017 and 2018 was 46 days, 48 days and 52 days, respectively. We believe the terms for customers and products are comparable to the terms offered by our industry peers.

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

The array and cell processes are capital-intensive and require highly automated production equipment. TFT-LCD manufacturers typically design their own fabs and purchase production equipment from various suppliers. Each TFT-LCD manufacturer combines various equipment according to its manufacturing process technologies to form a TFT-LCD fab. In addition to developing our own manufacturing process technologies, we also license such technologies from other companies, such as Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited) (“FDTC”). We have automated our array and cell processes, with the exception of some steps in the cell process, such as panel inspection. In contrast to the array and cell processes, the module-assembly process is labor intensive, as it involves manual labor to assemble the pieces. A substantial portion of our module-assembly process is conducted in the PRC.

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

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely affect our gross margins. Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

Glass Substrates	Liquid Crystals	Color Filters	Polarizer	Driver ICs
Asahi Glass	JNC Corporation	Dai Nippon Printing	BMC(1)	Novatek
Corning Taiwan	Merck	Dongwoo Fine-Chem	Nitto Denko	Raydium(2)
Nippon Electric Glass		Toray Industries	Sumika Technology

(1)	BMC is a subsidiary of one of our major shareholders, Qisda. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

(2)	Raydium is our investee. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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

In 2018, we reduced our equipment purchases as compared to 2017 primarily due to the substantial completion of the installation of our 8.5-generation fab in Taichung and 6-generation LTPS fab in Kunshan, PRC. Going forward, we expect to maintain investments in advanced technology and new capacity based on market conditions. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment six to twelve months or longer in advance of our planned installation.

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

Energy Business

Through our subsidiaries AUO Crystal Corp. and M.Setek, we mainly focus on research, production and sales of solar materials, such as ingots and solar wafers. Our principal manufacturing sites for ingots and solar wafers are located in Taiwan, Japan and Malaysia.

The rise in solar cell conversion efficiency has enabled high efficiency mono crystalline solar wafers to replace gradually multi-crystalline solar wafers as the mainstream product. Reacting to this trend, we have shut down our multi-crystalline production at the end of 2018, which includes multi-crystalline brick production, multi-crystalline slicing operation and the cell production.

We also design, develop and manufacture solar modules, build solar systems and provide various value-added services for solar systems projects. A solar module is an assembly of solar cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar modules are mostly manufactured with mono-crystalline solar cells. A solar system consists of one or more solar modules that are physically mounted and electrically interconnected with system components such as inverters, mounting structures, wiring systems and other devices to produce and store electricity. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment.” for information on our principal manufacturing sites for the solar business.

We sell our ingot and solar wafer products primarily to solar cell manufacturers. We are also dedicated to reach out new clients in emerging markets to enlarge our current customer base. We sell our solar modules to Taiwan, Japan, Europe and customers in other regions, including installers, solar system integrators, property developers and other value-added resellers.

In 2018, revenues generated from our energy business amounted to NT$16,849.6 million (US$550.4 million), representing 5.5% of our total net revenue for 2018.

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

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods and other natural and accidental perils. As of December 31, 2018, our insurance coverage included protection from covered losses, including property damage up to maximum coverage of NT$28.2 billion (US$0.9 billion) for all of our inventories and NT$799.9 billion (US$26.1 billion) for our equipment and facilities. In addition, as of December 31, 2018, we had insurance coverage for business interruptions in the aggregate amount of NT$39.2 billion (US$1.3 billion).

In general, we also maintain insurance policies, including director and officer liability insurance, employee group health insurance, travel and life insurance, employer liability insurance, general liability insurance, and policies that provide coverage for risks during the shipment of goods and equipment, as well as during equipment installation at our fabs.

Environmental Matters

Our manufacturing processes involve the use of hazardous materials and generate a significant amount of pollution, including wastewater, solid/liquid waste and air pollution, which are strictly monitored by local environmental protection bureaus. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. To meet the ROC and the PRC environmental standards, we employ various types of pollution control equipment for the treatment of exhaust gases, liquid waste, solid waste and the treatment of wastewater and chemicals in our fabs. We control exhaust gas and wastewater on-site. The treatment of solid and liquid wastes is subcontracted to third parties off-site in accordance with pollution control requirements.

Our operations can expose us to the risk of environmental claims which could result in damages awarded or fines imposed against us. We have identified certain factors associated with climate change that would have an impact on our operation, including the uncertainty surrounding new regulation, cap and trade schemes, change in precipitation patterns, change in weather conditions and fuel/energy taxes and regulations. We have taken the necessary steps to ensure the proper operation of our facilities to meet the necessary standards and strengthened the monitoring mechanisms against further violations, as well as obtained the appropriate permits, and believe that we are in compliance with the existing environmental laws and regulations in all material aspects in the ROC and the PRC.

On December 29, 2015, we announced the launch of the process water full recycling system to be operated at our Lungtan site. Through various recycling phases, process water could be condensed and reduced to zero liquid discharge by highly efficient evaporation equipment. We will continue to create values and opportunities for sustainable development.

Intellectual Property

Overview

As of February 28, 2019, we had filed more than 25,200 patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union, Korea and others. These patent applications include patents for TFT-LCD and OLED manufacturing processes and products, and more than 18,600 patents were issued as of February 28, 2019. Most of these patents have a term of 20 years. In addition, we have registered “AU Optronics” as a trademark in some countries and jurisdictions where we operate, including Taiwan, United States, European Union and Korea and registered our corporate logo, “AUO” as a trademark in the ROC, PRC, United States, European Union, Japan, Korea, Malaysia and Singapore.

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

License Agreements

We have entered into patent and intellectual property license and cross-license agreements, some of which require periodic royalty payments. For example: (i) we have license agreements with each of FDTC (subsequently assumed by Fujitsu Limited) and Toppan Printing Co., Ltd., which provides for the non-transferable and non-exclusive license under certain patents to manufacture certain LCD and OLED panels at our facilities, (ii) we entered into cross-license agreements with each of Sharp, LGD, Samsung and Hydis (E Ink’s Korean subsidiary), respectively. Under each of these agreements, each party granted to the other non-transferable and non-exclusive licenses in relation to certain patents involving LCD related technologies, (iii) we have a cross-license agreement with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display Co., Ltd. (formerly known as IPS Alpha Technology Ltd.), under which each party granted to the other non-transferrable and non-exclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (iv) we have a cross-license agreement with Seiko Epson, under which AUO granted to Seiko Epson non-transferrable and non-exclusive licenses under certain patents involving certain technologies, and Seiko Epson granted to AUO a non-transferrable and non-exclusive license under certain patents involving LCD related technologies.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

4.C.      Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2018.

__________
(1)	28.56% held directly by AU Optronics Corp., 6.40% held indirectly through Konly Venture Corp. and 6.09% held indirectly through Ronly Venture Corp., respectively.

(2)	93.52% held directly by AU Optronics Corp. and 2.50% held indirectly through Konly Venture Corp., respectively.

(3)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(4)	In the process of liquidation.

The following table sets forth summary information for our subsidiaries as of December 31, 2018.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
a. u. Vista Inc.	Research and development and IP related business	United States	100.00%(1)
AFPD Pte., Ltd.	Manufacturing TFT-LCD panels based on low temperature polysilicon technology	Singapore	100.00%(1)
AU Optronics (Czech) s.r.o.	Assembly of solar modules	Czech Republic	100.00%(1)
AU Optronics (Kunshan) Co., Ltd.	Manufacturing and sale of TFT-LCD panels	PRC	51.00%(1)
AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%
AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD panels	PRC	100.00%(1)
AU Optronics (Slovakia) s.r.o.	Repairing of TFT-LCD modules	Slovakia Republic	100.00%(1)
AU Optronics (Suzhou) Corp., Ltd.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics (Xiamen) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics Corporation America	Sales and sales support of TFT-LCD panels	United States	100.00%(1)
AU Optronics Corporation Japan	Sales support of TFT-LCD panels	Japan	100.00%(1)
AU Optronics Europe B.V.	Sales support of TFT-LCD panels	Netherlands	100.00%
AU Optronics Korea Ltd.	Sales support of TFT-LCD panels	South Korea	100.00%(1)
AU Optronics Manufacturing (Shanghai) Corp.	Manufacturing and assembly of TFT-LCD modules	PRC	100.00%(1)
AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD panels	Singapore	100.00%(1)
AUO Care Information Tech. (Suzhou) Co., Ltd.	Design, development and sales of software and hardware for health care industry	PRC	100.00%(2)
AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sale of solar wafers	Malaysia	100.00%(3)
AUO Crystal Corp.	Manufacturing and sale of ingots and solar wafers	ROC	96.02%(4)
AUO Energy (Tianjin) Corp.	Manufacturing and sale of solar modules	PRC	100.00%(5)(22)
AUO Green Energy America Corp.	Sales support of solar-related products	United States	100.00%(5)
AUO Green Energy Europe B.V.	Sales support of solar-related products	Netherlands	100.00%(5)
BriView (Hefei) Co., Ltd.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(6)
BriView (L) Corp.	Holding company	Malaysia	100.00%(7)
BriView (Xiamen) Corp.	Manufacturing and sale of liquid crystal products and related parts	PRC	100.00%(8)
ComQi Canada Inc.	Research and development of content management system	Canada	100.00%(21)
ComQi Holdings Ltd.	Holding company	United Kingdom	100.00%(9)
ComQi Inc.	Sales of content management system and hardware	United States	100.00%(21)
ComQi Ltd.	Holding company	Israel	100.00%
ComQi UK Ltd.	Sales support of content management system	United Kingdom	100.00%(21)
Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(10)
Darwin Precisions (L) Corp.	Holding company	Malaysia	100.00%(11)
Darwin Precisions (Slovakia) s.r.o.	Manufacturing, assembly and sale of automotive parts	Slovakia Republic	100.00%(10)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest

Darwin Precisions (Suzhou) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(12)
Darwin Precisions (Xiamen) Corp.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(12)
Darwin Precisions Corporation	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts	ROC	41.05%(13)
Edgetech Data Technologies (Suzhou) Corp., Ltd.	Design and sales of software and hardware system and equipment relating to intelligent manufacturing	PRC	100.00%(2)
Force International Holding Ltd.	Holding company	BVI	100.00%(11)
Forefront Corporation	Holding company	Mauritius	100.00%(14)
Forhouse Electronics (Suzhou) Co., Ltd.	Manufacturing of motorized treadmills	PRC	100.00%(15)
Forhouse International Holding Ltd.	Holding company	BVI	100.00%(11)
Fortech Electronics (Kunshan) Co., Ltd.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(16)
Fortech Electronics (Suzhou) Co., Ltd.	Manufacturing and sale of backlight modules and related parts	PRC	100.00%(17)
Fortech International Corp.	Holding company	Mauritius	100.00%(18)
Forward Optronics International Corp.	Holding company	Samoa	100.00%(18)
Konly Venture Corp.	Venture capital investment	ROC	100.00%
Mega Insight Smart Manufacturing (Suzhou) Corp., Ltd.	Development and licensing of software relating to intelligent manufacturing, and related consulting services	PRC	100.00%(2)
M.Setek Co., Ltd.	Manufacturing and sale of ingots	Japan	99.9991%(19)
Prime Forward International Ltd.	Holding company	Samoa	100.00%(18)
Ronly Venture Corp.	Venture capital investment	ROC	100.00%
Sanda Materials Corporation	Holding company	ROC	100.00%(3)
Space Money Inc.	Sales of content management system and hardware; leasing	ROC	100.00%
Suzhou Forplax Optronics Co., Ltd.	Manufacturing and sale of precision plastic parts	PRC	100.00%(20)
U-Fresh Technology Inc.	Planning, design and development of construction for environmental protection and related project management	ROC	100.00%
U-Fresh Technology (Suzhou) Co., Ltd.	Planning, design and development of construction project for environmental protection and related project management	PRC	100.00%(2)

(1)	Indirectly, through our 100.00% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 100.00% ownership of AU Optronics (Shanghai) Co., Ltd.

(3)	Indirectly, through our 96.02% ownership of AUO Crystal Corp.

(4)	93.52% held directly by AU Optronics Corp. and 2.50% held indirectly through Konly Venture Corp., respectively.

(5)	Indirectly, through our 100.00% ownership of AU Optronics Singapore Pte. Ltd.

(6)	Indirectly, through our 100.00% ownership of BriView (L) Corp.

(7)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(8)	Indirectly, through our 100.00% ownership of AU Optronics (Xiamen) Corp.

(9)	Indirectly, through our 100.00% ownership of ComQi Ltd.

(10)	Indirectly, through our 100.00% ownership of Darwin Precisions (L) Corp.

(11)	Indirectly, through our 41.05% ownership of Darwin Precisions Corporation.

(12)	Indirectly, through our 100.00% ownership of Darwin Precisions (Hong Kong) Limited.

(13)	28.56% held directly by AU Optronics Corp., 6.40% held indirectly by Konly Venture Corp. and 6.09% held indirectly by Ronly Venture Corp., respectively.

(14)	Indirectly, through our 100.00% ownership of Force International Holding Ltd.

(15)	Indirectly, through our 100.00% ownership of Forefront Corporation.

(16)	Indirectly, through our 100.00% ownership of Prime Forward International Ltd.

(17)	Indirectly, through our 100.00% ownership of Fortech International Corp.

(18)	Indirectly, through our 100.00% ownership of Forhouse International Holding Ltd.

(19)	Indirectly, through our 100.00% ownership of Sanda Materials Corporation.

(20)	65.52% held indirectly through Forward Optronics International Corp. and 34.48% held indirectly through Fortech International Corp., respectively.

(21)	Indirectly, through our 100.00% ownership of ComQi Holdings Ltd.

(22)	AUO Energy (Tianjin) Corp. is in the process of liquidation as of December 31, 2018.

The following is a summary of our major organizational activities in the first quarter of 2019:

•	AUO Crystal Corp. was 100% acquired by AU Optronics Corp. in February 2019.

4.D. Property, Plants and Equipment

Principal Facilities

Display Business

As of December 31, 2018, we had a monthly capacity to produce approximately 2.5 to 2.9 million square meters of glass area of TFT-LCD panels. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement.

As of February 28, 2019, our principal manufacturing sites were located in Taiwan, the PRC, Europe and Singapore. The following table sets forth certain information relating to our principal facilities as of February 28, 2019. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in Xiamen Torch Hi-tech Industrial Development Zone, Kunshan Economic and Technical Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

C4A C5D C6C	36, Keji 1st Rd., Tainan Technology Industrial Park, Annan Dist., Tainan City 70955, Taiwan, ROC	145,793	4	620x750 680x880 730x920	July 2002	Manufacturing of color filters	• Building is owned • Land is owned
			5	1,100x1,250 1,100x1,300	March 2003
			6	1,500x1,850	May 2005

C5E	9, Luke 3rd Rd., Kaohsiung Science Park, Luzhu Dist., Kaohsiung City 82151, Taiwan, ROC	96,576	5	1,100x1,250 1,100x1,300 1,200x1,300	July 2008	Manufacturing of color filters	• Building is owned • Land is leased (expires in January 2028)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

L3C	No. 23, Li-Hsin Rd., Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	3.5	600x720	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2037)

L3D L5D	No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan Dist., Taoyuan 33383, Taiwan, ROC	162,826	3.5 5	620x750 1,100x 1,300	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

L4A L5A L5B	No. 1, Xinhe Rd., Aspire Park, Lungtan Dist., Taoyuan 32543, Taiwan, ROC	535,528	4 5 5	680x880 1,100x1,250 1,100x1,300	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

L4B	10 Tampines Industrial Avenue 3, Singapore 528798	183,341	4.5	730x920	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in May 2059)

L6A L5C L7A L7B L8A	No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750	6 5 7.5 7.5 8.5	1,500x1,850 1,100x1,300 1,950x2,250 1,950x2,250 2,200x2,500	March 2005 August 2005 June 2006 March 2009 March 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

L6B	No. 228, Lungke St., Lungke Science Park, Lungtan Dist., Taoyuan 32542, Taiwan, ROC	867,955	6	1,500x1,850	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

L6K	No. 6, LongTeng Road, Kunshan Economic and Technical Development Zone, Kunshan, the PRC	598,299	6	1,500x1,850	November 2016	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in 2060)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

L8B	No. 1, Machang Rd., Central Taiwan Science Park, Houli Dist., Taichung 42147, Taiwan, ROC	587,746	8.5	2,200x2,500	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

Module S01, S02, S06	No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

Module S11, S16, S17	No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Energy Business

As of December 31, 2018, our energy business had the capacity of producing 500 megawatt of solar modules per year, 36 million pieces of wafer per month, and 610 tons of ingot per month. The actual shipment may be subject to market conditions, customer demand and capacity outsourcing.

As of February 28, 2019, our principal manufacturing sites for energy business were located in Taiwan, Japan, Europe and Malaysia. The following table sets forth certain information relating to our principal facilities for energy business as of February 28, 2019.

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)

No. 1, JhongKe Rd., Central Taiwan Science Park, Taichung 40763, Taiwan, ROC	1,430,750(1)	April 2010 November 2011	Manufacturing of solar cells and modules	• Building is owned • Land is leased (expires in December 2022)

No.3, Keya Rd., Xitun Dist., Taichung 40763, Taiwan, ROC	9,559	June 2011	Production of wafers(2)	• Building is owned • Land is leased (expires in December 2020)

No. 2, Jian 7th Rd., Wuqi Dist., Taichung 43541, Taiwan, ROC	19,888	October 2011	Production of ingots	• Building is owned • Land is leased (expires in July 2027)

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)

No. 335, sec. 2, Houke Rd., Houli Dist., Taichung 42152, Taiwan, ROC	44,225	June 2012	Production of ingots and wafers	• Building is owned • Land is leased (expires in December 2030)

Kochi Site 1: 378, Myoken-machi, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,729 (including Kochi Site 1 and Kochi Site 2)	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingots	• Building is owned • Land is owned

Turanka 859/98d, Slatina, 627 00 Brno, Czech Republic	17,765	July 2010	Manufacturing of solar modules	• Building is leased (expires in December 2019) • Land is leased (expires in December 2019)

Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	7,719	March 2011	Production of wafers	• Building is leased • Land is leased

(1)	Shared the same facility with L6A, L5C, L7A, L7B and L8A fabs.

(2)	Wafer production ceased in December 2018.

Expansion Projects

In order to sustain our long-term profit model, we have invested in capacity expansion, new facilities and technology upgrades for manufacturing competitive products to differentiate ourselves from our competitors.

Set forth below is the description of our principal expansion projects:

8.5-Generation Capacity Expansion. To cater to the expected strong demand in large-size panels of televisions, we added 27 thousand substrates per month of capacity at our 8.5-generation facilities in Houli District, Taichung City in 2018. The expanded capacity was fully ramped up in the third quarter of 2018.

We estimate our capital expenditures in 2019 to be around NT$40.0 billion for purposes including the technology upgrades and payments in the above-mentioned capacity expansion at our 8.5-generation fab in Taiwan. Our principal sources of funds include cash on hand, cash flow from operations and financing activities, for instance the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. For further descriptions with regard to our capital expenditures and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.—Liquidity and Capital Resources—Capital Expenditures.”

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

In the past year, the United States, Europe, China, Japan and India remain the primary markets of solar products. In the meantime, other emerging markets have gradually become the growth engine of the industry. In September 2018, the European Union ended the Minimum Import Price policy that imposed a minimum import price and import volume restrictions on PRC solar manufacturers. We believe this policy shift will increase import demand for crystalline solar cells and modules in the European market.

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

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2018, we had a monthly capacity to produce approximately 2.5 to 2.9 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

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

Revenue Recognition (policy applicable before January 1, 2018)

Revenue is recognized when title to the products and risk of ownership are transferred to the customers. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns and discounts are estimated on the basis of historical experience, our management’s judgment and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period during which the related revenue is recognized. There have been no changes in this policy in 2016 and 2017.

The following table sets forth the movement of the allowance for sales returns and discounts for the period indicated(1):

	2016	2017
	NT$	NT$
	(in thousands)
Balance beginning of year	1,524,144	853,614
Provision charged to revenue	472,397	1,926,017
Utilized	(1,142,927)	(1,442,555)
Balance at end of year	853,614	1,337,076

(1)	We have adopted IFRS 15, Revenue from Contracts with Customers, starting from January 1, 2018. As a result, provisions for sales returns and discounts in 2018 are not comparable to that of 2016 and 2017, which applies IAS 18, Revenue. Please refer to Note 4(b) of the consolidated financial statements for more details.

Revenue from Contracts with Customers (policy applicable from January 1, 2018)

Revenue is measured based on the consideration that we expect to be entitled to during the transfer of goods or services to a customer. We recognize revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. We estimate the amount of variable consideration by using either (i) the expected value or the most likely amount based on historical experience, market and economic situation and (ii) any known factors that would significantly affect the estimates. The amount of variable consideration is recognized as a reduction of revenue in the same period as the related revenue is recognized. We periodically review the reasonableness of the estimated variable consideration. However, the adequacy of estimations may be affected by factors such as market price competition and the evolution of product technology, which could result in significant adjustments to the variable consideration.

Loss Allowance for Accounts Receivables

We periodically evaluate our outstanding accounts receivables for collectability purposes on an individual and a collective basis. We first assess whether objective evidence of impairment exists for outstanding accounts receivables that are individually significant. If there is objective evidence indicating that an impairment loss has occurred, the amount of impairment loss is assessed individually. For accounts receivables other than those aforementioned, we group those assets and assess their impairment collectively. Our evaluation on a collective basis includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is primarily based on our average historical collection experience and current trends in the credit quality of our customers. We also carry accounts receivable insurance for potential defaults. There have been no changes in this policy in 2016 and 2017.

Applicable from January 1, 2018, a new “expected credit loss” model under IFRS 9 is used to measure the impairment of financial assets, which replaces the “incurred loss” model in IAS 39. The expected credit loss is the weighted average of credit losses with the respective risks of a default occurring on the financial instrument as the weights. The Company measures loss allowances for accounts receivable at an amount equal to lifetime expected credit losses. The recognition or reversal of the loss allowance is recognized in profit or loss.

Provisions of Warranty Obligations

We make a provision for warranty obligations based on the estimated costs that we expect to incur. These liabilities are accrued when product revenue is recognized. We make the provisions based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance. We regularly review the basis of the accrual and, if necessary, amend it as appropriate at the end of reporting period. There could be a significant impact on provisions for warranty obligations for any changes of the basis of the accrual. We recognized provisions for warranty obligations amounting to NT$1,547.0 million and NT$1,463.9 million (US$47.8 million) as of December 31, 2017 and 2018, respectively.

Realization of Inventory

Provisions for inventory obsolescence and devaluation are recorded when we determine that the amounts expected to be realized are less than their cost basis or when we determine that inventories cannot be liquidated, which may be affected by their prevailing market price and the number of months in which inventory items remain unsold. Additionally, our analysis of the amount we expect to realize ultimately is based in part on demand forecasts of our products and relevant adjustments to such forecasts. This policy has not changed for the last three years.

Inventory write-downs to net realizable value, which are charged to cost of sales, were NT$3,673.2 million, NT$3,756.7 million and NT$5,171.8 million (US$168.9 million) for the years ended December 31, 2016, 2017 and 2018, respectively. The provisions made in 2017 and 2018 were mainly due to inventory write-downs on certain products after considering their prevailing market prices. The larger provision in 2018 compared with 2017 was mainly due to decreased panel price of many products resulting from an expectation of oversupply of panels.

Recoverability of Long-Lived Assets, Excluding Goodwill

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

In 2017, we wrote down certain machineries and equipment with low utilization resulting from the decline in the application for certain products associated with its display segment and recognized impairment losses of NT$896.0 million.

In 2016, 2017 and 2018, we wrote down certain long-term assets with lower capacity utilization associated with its energy segment and recognized impairment losses of NT$34.0 million, NT$120.7 million and NT$399.4 million (US$13.0 million), respectively.

Recoverability of Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. We assess the impairment of goodwill on an annual basis, or more frequently when there is an indication that goodwill may be impaired. For the purpose of impairment test, goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. If the recoverable amount of a CGU is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to the unit, then the carrying amounts of the other assets in the unit on a pro rata basis. The impairment loss recognized on goodwill is not reversed in a subsequent period.

Goodwill was recognized for the acquisition of ComQi Ltd. in March 2018 and allocated to display business for the purpose of impairment test. Based on the impairment assessment for the year ended December 31, 2018, no impairment loss on goodwill was recognized as the recoverable amount of the CGU was higher than its carrying amount.

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

In 2016, 2017 and 2018, we did not recognize any impairment loss on our investments in equity-accounted investees.

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

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses carryforwards and tax investment credits. As of December 31, 2017 and 2018, our unrecognized deferred tax assets were NT$29,346.1 million and NT$32,190.3 million (US$1,051.6 million), respectively. Besides, we also have unrecognized deferred tax liabilities associated with investments in subsidiaries amounting to NT$15.3 million (US$0.5 million) as of December 31, 2018.

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

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the midpoint of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$89.5 million and NT$431.2 million (US$14.1 million) in the consolidated statements of financial position as of December 31, 2017 and 2018, respectively. See Note 24 to our consolidated financial statements included elsewhere in this annual report. However, our actual liability may be materially different from the estimates as of December 31, 2018 and may have a material adverse effect on our operating results, cash flows or financial condition.

Measurement of Defined Benefit Obligations

We use the Projected Unit Credit Cost Method for accrued pension liabilities and the resulting pension expenses under defined benefit pension plans. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase, etc. The discount rate is determined by reference to the yield rate on the ROC government bonds at the reporting date. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability. As of December 31, 2017 and 2018, the accrued pension liabilities for our defined benefit obligations were NT$915.9 million and NT$890.7 million (US$29.1 million), respectively.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	329,089.0	100.0	341,028.3	100.0	307,634.4	10,050.1	100.0
Cost of sales	(294,598.0)	(89.5)	(279,986.6)	(82.1)	(279,494.9)	(9,130.8)	(90.9)
Gross profit	34,491.0	10.5	61,041.7	17.9	28,139.5	919.3	9.1
Selling and distribution expenses	(3,895.1)	(1.2)	(3,889.0)	(1.1)	(3,946.5)	(128.9)	(1.3)
General and administrative expenses	(9,176.7)	(2.8)	(8,158.9)	(2.4)	(7,978.3)	(260.6)	(2.6)
Research and development expenses	(9,080.8)	(2.7)	(9,854.7)	(2.9)	(9,546.8)	(311.9)	(3.1)
Other income	2,380.2	0.7	3,829.9	1.1	5,412.1	176.8	1.8
Other gains and losses	(925.6)	(0.3)	(976.5)	(0.3)	1,488.1	48.6	0.5
Finance costs	(2,707.9)	(0.8)	(2,867.9)	(0.8)	(2,663.6)	(87.0)	(0.9)
Share of profit of equity-accounted investees	100.8	0.0	239.0	0.1	311.7	10.2	0.1
Profit before income tax	11,185.9	3.4	39,363.6	11.6	11,216.2	366.4	3.6
Income tax expense (benefit)	2,432.5	0.7	(1,125.2)	(0.3)	322.4	10.5	0.1
Profit for the year	8,753.4	2.7	40,488.8	11.9	10,893.8	355.9	3.5
Other comprehensive loss for the year, net of taxes	(7,329.9)	(2.3)	(818.9)	(0.3)	(1,383.8)	(45.2)	(0.4)
Total comprehensive income for the year	1,423.5	0.4	39,669.9	11.6	9,510.0	310.7	3.1

In 2018, the average selling price of our panels had dropped considerably due to the expectation of an oversupply of panels. As a result, our gross margin and net margin decreased by 8.8% and 8.4% compared to 2017, respectively.

In 2017, we improved our product mix by seeking enhancement of our high-end products as well as focusing on product differentiation. Moreover, the higher average selling price of large-size panels strengthened our profitability. As a result, our gross margin and net margin increased by 7.4% and 9.2% compared to 2016, respectively.

For the Years Ended December 31, 2018 and 2017

Net Revenue

Net revenue decreased 9.8% to NT$307,634.4 million (US$10,050.1 million) in 2018 from NT$341,028.3 million in 2017.

Net revenue of large-size panels decreased 12.4% to NT$231,564.7 million (US$7,565.0 million) in 2018 from NT$264,203.5 million in 2017 primarily due to the decrease in average selling price resulting from the expectation of an oversupply of panels.

Net revenue of small- to medium-size panels slightly increased 0.9% to NT$48,719.1 million (US$1,591.6 million) in 2018 from NT$48,277.9 million in 2017 due to a change in our product mix, despite a decline in the average selling price.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Despite an increase in the amount of panels shipped, our cost of sales slightly decreased 0.2% from NT$279,986.6 million in 2017 to NT$279,494.9 million (US$9,130.8 million) in 2018. The decrease in cost of sales was primarily due to a decline in our personnel expenses and depreciation expenses. However, the decrease in average selling price outpaced the decrease in cost of sales per panel. Therefore, as a percentage of net revenue, our cost of sales increased from 82.1% in 2017 to 90.9% in 2018.

Gross Profit

Gross profit was NT$28,139.5 million (US$919.3 million) in 2018 compared to gross profit of NT$61,041.7 million in 2017. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. Due to the expectation of an oversupply of panels, there was a decrease in the average selling price, which resulted in a lower gross margin of 9.1% in 2018 compared with 17.9% in 2017.

Selling and Distribution Expenses

Selling and distribution expenses increased 1.5% to NT$3,946.5 million (US$128.9 million) in 2018 from NT$3,889.0 million in 2017. As a percentage of net revenue, selling and distribution expenses increased to 1.3% in 2018 from 1.1% in 2017. The slight increase was primarily due to an increase in shipping costs, which was partially offset by a decrease in our personnel expenses.

General and Administrative Expenses

General and administrative expenses decreased 2.2% to NT$7,978.3 million (US$260.6 million) in 2018 from NT$8,158.9 million in 2017. The decrease was mainly due to decreased personnel expenses and bank charge expenses. As a percentage of net revenues, general and administrative expenses increased to 2.6% in 2018 from 2.4% in 2017.

Research and Development Expenses

Research and development expenses decreased 3.1% to NT$9,546.8 million (US$311.9 million) in 2018 from NT$9,854.7 million in 2017. The decrease in 2018 was primarily due to a decline in our personnel expenses and depreciation expenses resulting from the end of useful life for part of our equipment and tools. The aforementioned decrease was partially offset by an increase in our purchase of tools and materials used for our increased research and development activities. As a percentage of net revenue, research and development expenses increased to 3.1% in 2018 from 2.9% in 2017.

Other Income

Other income primarily included interest income on bank deposits, rental income, interest income on government bonds with reverse repurchase agreements, dividend income and grants, etc. Other income significantly increased to NT$5,412.1 million (US$176.8 million) in 2018 from NT$3,829.9 million in 2017, primarily due to an increase in government grants which our subsidiaries received.

Other Gains and Losses

Other gains and losses primarily include gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss and others. We had a total net other gain of NT$1,488.1 million (US$48.6 million) in 2018 and a total net other loss of NT$976.5 million in 2017. The total net other gain in 2018 was primarily due to the disposal gain of land and buildings from our subsidiaries.

Income Tax Expense (Benefit)

We had income tax expense of NT$322.4 million (US$10.5 million) in 2018 and income tax benefit of NT$1,125.2 million in 2017. As a result, our effective tax rate was 2.87% in 2018 compared to negative 2.85% in 2017. The income tax benefit in 2017 was primarily due to the recognition of deferred tax assets of NT$3,878.2 million from prior years’ tax losses carried forward, which are expected to be utilized in future period. Excluding the impact of aforementioned tax benefit in 2017, the income tax expense significantly decreased from NT$2,753.0 million in 2017 to NT$322.4 million in 2018. The decline was primarily due to the decreased surtax on undistributed earnings resulted from the lower profit in 2018 and a decrease in surtax rate from 10% to 5% on undistributed earnings enacted in 2018. Moreover, we had a tax benefit arising from adjustment on deferred tax assets due to the amendment of statutory income tax rate from 17% to 20% enacted in 2018.

Net Profit for the Year

As a result of the foregoing, we had a consolidated net profit of NT$10,893.8 million (US$355.9 million) in 2018 compared to NT$40,488.8 million in 2017. Also, we had a net profit attributable to owners of our company of NT$13,071.6 million (US$427.0 million) in 2018 compared to NT$42,609.5 million in 2017, with a basic earnings per share of NT$1.36 (US$0.04) in 2018 compared to NT$4.43 in 2017.

For the Years Ended December 31, 2017 and 2016

Net Revenue

Net revenue increased 3.6% to NT$341,028.3 million in 2017 from NT$329,089.0 million in 2016.

Net revenue of large-size panels increased 6.5% to NT$264,203.5 million in 2017 from NT$248,193.6 million in 2016 primarily due to increased average selling price and sales volume. The average selling price per panel increased by 5.2% from NT$2,246.6 in 2016 to NT$2,363.1 in 2017 mainly due to a change in our product mix and favorable market demand/supply condition.

Net revenue of small- to medium-size panels increased 1.7% to NT$48,277.9 million in 2017 from NT$47,448.4 million in 2016. The increase was primarily due to an increase in sales volume by 9.7% from 154.0 million in 2016 to 168.9 million in 2017. On the other hand, the average selling price per panel decreased by 7.2% from NT$308.2 in 2016 to NT$285.9 in 2017, primarily due to the appreciation of NT dollar and a change in product mix.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 5.0% from NT$294,598.0 million in 2016 to NT$279,986.6 million in 2017. This decrease in cost of sales was primarily due to our continuing improvement on cost control as well as reduction on purchases resulting from favorable exchange rate. As a percentage of net revenue, cost of sales decreased from 89.5% in 2016 to 82.1% in 2017.

Gross Profit

Gross profit was NT$61,041.7 million in 2017 compared to gross profit of NT$34,491.0 million in 2016. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. The gross margin in 2017 and 2016 was 17.9% and 10.5%, respectively. The increase was primarily due to higher average selling price of large-size panels. Moreover, our focus on high-end products and the implementation of cost control also contributed to our growing profit.

Selling and Distribution Expenses

Selling and distribution expenses decreased 0.2% to NT$3,889.0 million in 2017 from NT$3,895.1 million in 2016. As a percentage of net revenue, selling and distribution expenses decreased to 1.1% in 2017 from 1.2% in 2016. Our selling and distribution expenses remained approximately the same from previous year.

General and Administrative Expenses

General and administrative expenses decreased 11.1% to NT$8,158.9 million in 2017 from NT$9,176.7 million in 2016 mainly due to the ramp-up expenses related to our 6-generation LTPS fab in China recognized in 2016. Apart from the aforementioned, the general and administrative expenses in 2017 slightly decreased compared with 2016, primarily due to a decrease in professional expenses, which was partially offset by an increase in our personnel expenses. As a percentage of net revenues, general and administrative expenses decreased to 2.4% in 2017 from 2.8% in 2016.

Research and Development Expenses

Research and development expenses increased 8.5% to NT$9,854.7 million in 2017 from NT$9,080.8 million in 2016. The increase in 2017 was primarily due to an increase in our personnel expenses as well as an increase in purchase of tools and materials used for our increased research and development activities. As a percentage of net revenue, research and development expenses increased to 2.9% in 2017 from 2.7% in 2016.

Other Income

Other income primarily included interest income on bank deposits, rental income, interest income on government bonds with reverse repurchase agreements, dividend income and grants, etc. Other income significantly increased to NT$3,829.9 million in 2017 from NT$2,380.2 million in 2016, primarily due to an increase in grants which our subsidiaries received from government.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans. Finance costs increased 5.9% to NT$2,867.9 million in 2017 from NT$2,707.9 million in 2016, primarily due to having more borrowings from countries with higher interest rates.

Income Tax Expense (Benefit)

We had income tax benefit of NT$1,125.2 million in 2017 and income tax expense of NT$2,432.5 million in 2016, respectively. The income tax benefit in 2017 was primarily due to the recognition of deferred tax assets from prior years’ unutilized tax losses carryforwards. As a result, our effective tax rate was negative 2.85% in 2017 compared to 21.7% in 2016.

Net Profit for the Year

As a result of the foregoing, we had a net profit of NT$40,488.8 million in 2017 or basic earnings per share of NT$4.43 and diluted earnings per share of NT$4.27 in 2017 compared to a net profit of NT$8,753.4 million or basic and diluted earnings per share of NT$1.04 and NT$1.02, respectively, in 2016.

Segment Information

General

We have two operating segments: display business and energy business. Our management monitors and evaluates the performance of both operating segments based on the information of their revenue and segment profit (loss). Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses. Segment profit (loss) excludes long-lived asset impairments, gains and losses on disposal of assets, gain on bargain purchase, litigation provisions for display business, foreign currency exchange gains or losses, finance costs, income taxes, share of profit and losses of equity-accounted investees and other miscellaneous income and expenses. The following table sets forth our segments results for the years indicated.

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$
	(in millions)
Net revenue
Display business	304,826.7	322,335.4	290,784.8	9,499.7
Energy business	24,262.3	18,692.9	16,849.6	550.4
Total	329,089.0	341,028.3	307,634.4	10,050.1
Segment profit (loss)
Display business	12,703.5	39,971.4	7,792.5	254.6
Energy business	(365.1)	(832.3)	(1,124.6)	(36.7)
Total	12,338.4	39,139.1	6,667.9	217.9

Display business

For the Years Ended December 31, 2018 and 2017

Net revenue from our display business segment decreased 9.8% to NT$290,784.8 million (US$9,499.7 million) in 2018 from NT$322,335.4 million in 2017, primarily due to a decline in average selling price of our panels resulting from an expectation of oversupply of panels.

Our segment profit was NT$7,792.5 million (US$254.6 million) in 2018 compared to a segment profit of NT$39,971.4 million in 2017. The decrease in segment profit in 2018 was primarily due to the declining average selling price of our panels that resulted from an expectation of oversupply of panels.

For the Years Ended December 31, 2017 and 2016

Net revenue from our display business segment increased 5.7% to NT$322,335.4 million in 2017 from NT$304,826.7 million in 2016, primarily due to an increase in the average selling price of large-size panels and continuous enhancement of our product mix toward high-value oriented products.

Our segment profit was NT$39,971.4 million in 2017 compared to segment profit of NT$12,703.5 million in 2016. The increase in segment profit in 2017 was primarily due to the increasing average selling price of large-size panels, our endeavors to work on product differentiation as well as our continued efforts to provide higher valued products.

Energy business

For the Years Ended December 31, 2018 and 2017

Net revenue from our energy business segment decreased 9.9% to NT$16,849.6 million (US$550.4 million) in 2018 from NT$18,692.9 million in 2017. The decrease was primarily due to a decline in average selling price caused by oversupply and weaker demand as a result of reductions in applicable governmental subsidies received by our customers.

Segment loss increased to NT$1,124.6 million (US$36.7 million) in 2018 from NT$832.3 million in 2017, primarily due to a downward pricing trend.

For the Years Ended December 31, 2017 and 2016

Net revenue from our energy business segment decreased 23.0% to NT$18,692.9 million in 2017 from NT$24,262.3 million in 2016. The decrease in energy segment revenue was primarily due to a decrease in the average selling price. Although the sales volume of module increased, the benefit was offset by the decrease in the average selling price.

Segment loss increased to NT$832.3 million in 2017 from NT$365.1 million in 2016, primarily due to a decline in the average selling price.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2018. However, we cannot provide assurance that in the event of significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

The corporate income tax rate in ROC was 17% in 2016 and 2017 and increased to 20% from the year 2018 due to the amendments to the ROC Income Tax Law, and our subsidiaries outside ROC are subject to their country’s juridical tax rate.

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

Pursuant to the ROC Income Basic Tax Act, when a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items such as exempt capital gain or loss from securities trading.

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

As of December 31, 2018, we had net current assets of NT$19,703.4 million (US$643.7 million) as our current assets of NT$149,067.6 million (US$4,869.9 million) exceeded our current liabilities of NT$129,364.2 million (US$4,226.2 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2018, we had cash and cash equivalents of NT$69,163.3 million (US$2,259.5 million). As of December 31, 2018, we had total short-term credit lines of NT$44,079.5 million (US$1,440.0 million), of which we had borrowed NT$546.5 million (US$17.9 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government bonds for short-term yield enhancement purposes. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2016, 2017 and 2018, we held government bonds with reverse repurchase agreements in amounts of NT$125.0 million, NT$6,710.3 million and NT$90.0 million (US$2.9 million), respectively; and these bonds yielded interest at rates ranging from 0.26% to 0.38%, at 0.22%, and at 0.235%, respectively.

As of December 31, 2018, we had outstanding long-term borrowings of approximately NT$86.8 billion (US$2.8 billion). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2018 ranged between 1.07% and 6.32% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see Note 23 to our consolidated financial statements for further information.

•	In September 2014, we entered into a NT$25.8 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2018, NT$5.9 billion (US$193.1 million) was outstanding under this credit facility.

•	In May 2015, our subsidiary AU Optronics (Kunshan) Co., Ltd. (“AUKS”) entered into an RMB3,985 million and US$326 million eight-year syndicated credit facility, for which the Bank of China (Suzhou) acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our 6-generation LTPS fab in Kunshan, PRC. The agreement for this syndicated facility is guaranteed by AUKS’s shareholders, Kunshan Economic & Technical Development Zone Assets Operation Co., Ltd. and us, in accordance with the shareholding percentages, respectively. Under the guarantee, we are required to maintain certain financial ratios. As of December 31, 2018, RMB6.2 billion (US$906.4 million) was outstanding under this credit facility.

•	In September 2015, we entered into a NT$37.5 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain of our building, equipment and machinery. As of December 31, 2018, NT$36.2 billion (US$1,181.8 million) was outstanding under this credit facility.

•	In February 2016, our subsidiary AUO Crystal Corp. entered into a NT$3.0 billion three-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of repaying AUO Crystal Corp.’s existing loan. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. As of December 31, 2018, NT$1.8 billion (US$58.0 million) was outstanding under this credit facility. AUO Crystal Corp. fully repaid this credit facility in January 2019.

•	In November 2016, we entered into a NT$10.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2018, NT$10.0 billion (US$326.7 million) was outstanding under this credit facility.

•	In July 2017, we entered into a NT$23.0 billion five-year syndicated credit facility with a right to extend two-years of loan repayment period based on each bank’s consent, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2018, no amount has been drawn down under this credit facility.

•	In January 2018, our subsidiary AUO Crystal Corp. entered into a NT$3.3 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of financing capital expenditure needs. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. The obligations of AUO Crystal Corp. under this credit facility are secured by certain of building, equipment and machinery. As of December 31, 2018, NT$0.2 billion (US$6.9 million) was outstanding under this credit facility

•	In June 2018, we entered into a NT$42.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain building, equipment and machinery. As of December 31, 2018, no amount has been drawn down under this credit facility.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings, including land, building, machinery and equipment was NT$65.0 billion (US$2,123.9 million) as of December 31, 2018.

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

Cash Flows

Net cash provided by operating activities was NT$36,695.8 million in 2016, NT$84,363.3 million in 2017 and NT$40,200.7 million (US$1,313.3 million) in 2018. The decrease in net cash provided by operating activities in 2018 compared to 2017 was primarily due to decreased cash collections from our ordinary business as a result of a decline in net revenue in 2018. The increase in net cash provided by operating activities in 2017 compared to 2016 was primarily due to increased cash collection from our revenue growth as well as our higher profit before income tax contributed more cash inflow.

Net cash used in investing activities were NT$42,267.3 million in 2016, NT$43,667.5 million in 2017 and NT$34,497.8 million (US$1,127.0 million) in 2018. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$46,220.1 million in 2016, NT$43,881.7 million in 2017 and NT$34,770.3 million (US$1,135.9 million) in 2018. These capital expenditures were primarily funded with net cash provided by operating activities and proceeds from long-term bank borrowings.

Net cash provided by financing activities was NT$10,721.2 million in 2016, reflecting primarily in the proceeds from long-term borrowings for NT$61,799.6 million, partially offset by the repayment of long-term borrowings for NT$45,651.0 million. Net cash used in financing activities was NT$13,410.4 million in 2017, reflecting primarily in the repayment of long-term borrowings for NT$47,443.8 million, partially offset by proceeds from long-term borrowings for NT$34,872.6 million. Net cash used in financing activities was NT$41,846.7 million (US$1,367.1 million) in 2018, reflecting primarily in the repayment of long-term borrowings for NT$28,736.5 million (US$938.8 million) and payment of cash dividends to our shareholders for NT$14,436.4 million (US$471.6 million), partially offset by the proceeds from long-term borrowings for NT$4,271.6 million (US$139.5 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of capital expenditures were invested in facilities located in Taiwan and the PRC.

We are sometimes required to prepay our purchases of equipment. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2016, 2017 and 2018, prepayments for purchases of equipment were NT$13,535.5 million, NT$27,646.0 million, and NT$6,721.0 million (US$219.6 million), respectively.

Our capital expenditures paid in 2018 were approximately NT$34,770.3 million (US$1,135.9 million), primarily for the expansion of our 8.5-generation fab in Taiwan. Our capital expenditures in 2019 are expected to be approximately NT$40.0 billion, which, depending on cash flow generated from our operations, the progress of our planned growth, and market conditions, may be adjusted later. Our capital expenditures in 2019 are planned to be used primarily for the technology upgrades and payments in the capacity expansion at our 8.5-generation fab in Houli District, Taichung City.

5.C.	Research and Development

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. In addition, we have several research and development teams to develop new and advanced display technologies, such as, UHD 4K , curved display, OLED, quantum dot wide color gamut, HDR, bezel-less, touch, 8K4K, Mini LED, Micro LED and other technologies. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2018, we employed approximately 1,755 research and development engineers.

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

In 2017, we announced and exhibited a series of new developments of advanced display technologies. For example, we enhanced ALCD technology which can achieve as high as 2000-nit brightness with significantly higher contrast. Its low reflective quality helps to deliver high HDR image quality even in daylight, perfectly capturing both bright and dark image details. By adopting environmentally-friendly cadmium-free quantum dots with high color saturation, the display can reveal rich and detailed color depth, with a wide color gamut exceeding NTSC 110% in all environments. We showcased the world’s largest 85-inch 8K4K bezel-less ALCD TV display with 120Hz high refresh rate to deliver smooth motion flow with impressive image quality. We partnered with NVIDIA, an industry leader in visual computing, to jointly develop NVIDIA G-Sync HDR technology, which improves the contrast and enriches the details of game display through advanced HDR technology. We also presented the world’s first 27-inch gaming monitor panel combining 144Hz refresh rate and UHD 4K ultra high resolution, applying advanced HDR technology and Adobe RGB 99% high color saturation. We showcased UHD 4K Ultra Narrow Border LTPS notebook panels that integrate on-cell touch function. This display combines ultra-high resolution, power-saving function and higher touch sensitivity features to provide a richer user experience with more flexibility. We presented a series of Public Information Display (“PID”) Total Solutions, including ultra large 85-inch UHD 4K signage for the outdoors, equipped with 2500-nit ultra-brightness and capability to operate for long periods of time with stability. This also includes stretched type PID from 28.6- to 42-inch that could be installed in semi-outdoor areas; these displays typically function as traffic information displays to provide real time information and advertisement for passengers. We also presented the 18:9 full screen LTPS in-cell touch panel, including 6-inch full HD LTPS in-cell touch panel that integrates the display driver IC and touch IC to simplify the overall module structure. This product uses a new circuit and display design that enables the bottom module border to decrease by 40% in width, and the left and right module borders to be 0.6 mm wide. The in-cell touch technology enhances touch precision and the 18:9 full screen aspect ratio produces more space to accommodate a virtual HOME button, which together offers a boundless, audio-visual experience. In addition, we developed free-form and curved car displays, including the 12.3-inch full HD LTPS display for cluster application with 1.5mm ultra slim border to streamline the product appearance. The display also integrates high resolution, high color saturation, high contrast and wide viewing angle technologies to high-end car displays. We exhibited AMOLED Smartwatch displays, including the AUO 1.2-inch and 1.4-inch true circle AMOLED displays which both have resolution as high as 326 ppi and consume 30% less power when compared with other products in the market. The displays are equipped with a brightness increase mode, so that information and color on the watches are still clearly visible when users are out under strong sunlight. The 1.3-inch AMOLED touch panel, possessing touch function and power-saving strength, offers intuitive touch experience and is light to carry, making it especially suitable for children’s smartwatch. We also exhibited two flexible AMOLED display applications, applying plastic substrate and special structural layer design to make the panels foldable and rollable.

In 2018, we announced and exhibited a series of new developments in advanced display technologies, including but not limited to:

•	85-inch 8K4K bezel-less ALCD TV display which possesses several industry-leading strengths, including the all around bezel-less design for maximized viewing effect, achieved by the proprietary use of Gate on Array (“GOA”) technology.

•	The world’s first 65-inch gaming display panel, with 144Hz refresh rate, UHD 4K resolution, advanced HDR technology and high color saturation.

•	27 and 32-inch 144Hz gaming monitor displays adopting direct-lit Mini LED backlight, equipped with UHD 4K high resolution and quantum dot wide color gamut and exceptional local dimming effect combined with 1,000 nits ultra-high brightness, the displays boasts HDR images to meet the highest HDR performance level, allowing gamers to capture both bright and dark image details in games. Furthermore, the display’s bezel-less design offers gamers with a more immersive gaming experience.

•	The 13.3-inch UHD 4K LTPS notebook PC display, with a pixel density as high as 332 ppi, wide color gamut, and a 2500:1 ultra-high contrast ratio. The border of the notebook is 1.5mm wide, and the display is 1.8mm thick, making this notebook the industry’s slimmest and lightest UHD 4K notebook PC display.

•	The 13.2-inch free-form Center Information Display (“CID”), the world’s first display utilizing the technique of moving gate circuit to the display active area, which can release extra space on the sides for free-form designs.

•	The 13-inch AMOLED display with world’s highest transparency. With a transparency of up to 68%, the display features a 1150x575 resolution and high color saturation. Showing a single-sided image with low reflectance, the display is well suited for future security check and diagnostic devices, and augmented reality applications.

•	The highest resolution full color TFT driven micro LED display technology, which won the 2018 SID Best in Show Award. We showcased a 12.1-inch micro LED display with a 169 ppi pixel density and 1920x720 resolution, which was achieved by using micro LEDs less than 30 micrometers in size. Each pixel can be independently lighted to realize high dynamic range and low power consumption. Combining various advanced color conversion technologies, the display is able to yield superior color performance.

5.D.      Trend Information

For trend information, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.      Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2018, we had off-balance sheet outstanding letters of credit of US$9.4 million and JPY727.2 million.

5.F.      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2018, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term borrowings(1)	92,485.5	31,854.5	45,936.0	14,395.1	299.9
Lease obligations(2)	5,942.2	927.3	1,562.1	1,366.9	2,085.9
Purchase obligations(3)	19,983.5	19,983.5	-	-	-
Other obligations(4)	778.4	347.2	431.2	-	-
Total	119,189.6	53,112.5	47,929.3	15,762.0	2,385.8

(1)	Includes estimated relevant interest payments in any given period in the future. See Note 23 to our consolidated financial statements for further information regarding interest rates.

(2)	Primarily represents our obligations to make lease payments to use the land on which our fabs and module-assembly facilities are located under International Accounting Standard 17 “Leases”.

(3)	Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs.

(4)	Includes certain settlement agreements regarding certain alleged patent infringements with definitive payment terms as of December 31, 2018. See “Item 8. Financial Information ─ 8.A.7. Litigation” for further information relating to certain antitrust civil actions.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$102.8 million (US$3.4 million) to our pension fund maintained with the Bank of Taiwan in 2019.

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

5.G.      Recent Accounting Pronouncement

Please refer to Note 3 to the consolidated financial statements.

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

Directors

Nine directors, including five independent directors, were elected at the 2016 Annual General Shareholders Meeting. The following table sets forth information regarding all of our directors as of February 28, 2019. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Shuang-Lang (Paul) Peng	61	Chairman and Chief Executive Officer	2019	9	• Director, Qisda Corporation • Director, Darwin Precisions Corporation
Kuen-Yao (K.Y.) Lee	67	Director	2019	23	• Director, Qisda Corporation • Director, Darfon Corporation • Director, BenQ Materials Corp.
Kuo-Hsin (Michael) Tsai (representing BenQ Foundation)	55	Director, President and Chief Operating Officer	2019	3	• Director, Lextar Electronics Corp. • Director, Daxin Materials Corporation
Peter Chen (representing Qisda) (1)	58	Director	2019	3

•      Chairman and President, Qisda Corp.

•      Director, Darfon Electronics Corp.

•      Director, BenQ Materials Corp.

•      Director, Alpha Networks Inc.

•      Chairman, DFI Inc.

•      Chairman, BenQ Medical Technology Corporation

•      Chairman, Partner Tech Corp.

Vivien Huey-Juan Hsieh	66	Independent Director	2019	15

•      Independent Director and member of Remuneration Committee and Audit Committee, Darwin Precisions Corporation

•      Independent Director and member of Remuneration Committee and Audit Committee, Apacer Technology Inc.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Mei-Yueh Ho	68	Independent Director	2019	9

•      Independent Director and member of Remuneration Committee and Audit Committee, Bank of Kaohsiung, Ltd.

•      Independent Director and member of Remuneration Committee and Audit Committee, KINPO Electronics Inc.

•      Independent Director and member of Audit Committee, ASE Technology Holding Co., Ltd.

Ding-Yuan Yang	71	Independent Director	2019	9	• Chairman, UniSVR Global Information Technology Corp.
Chin-Bing (Philip) Peng	66	Independent Director	2019	6

•      Director and President, iD SoftCapital

•      Director, ACER Incorporated

•      Director, Wistron NeWeb Corporation

•      Director, AOPEN Inc.

•      Director, Wistron Information Technology & Services Corp.

•      Director, Wistron Corporation

•      Independent Director and member of Remuneration Committee and Audit Committee, Apacer Technology Inc.

Yen-Shiang Shih	69	Independent Director	2019	3

•      Independent Director and member of Remuneration Committee , Nomination Committee and Audit Committee, CTCI Corporation

•      Director, Taiwan Research Institute

•      Director, Taiwan Institute of Economic Research

•      Chair Professor, Chung Yuan Christian University

•      Independent Director and member of Remuneration Committee and Audit Committee, Formosa Plastics Corporation

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

Peter Chen. Mr. Chen has been a director of our company since June 2016 and has been the Chairman and President of Qisda Corp. since June 22, 2017 and January 1, 2014, respectively. Mr. Chen is also the Chairman of DFI Inc., BenQ Medical Technology Corporation and Partner Tech Corp. and Director of Alpha Networks Inc., Darfon Electronics Corp. and BenQ Materials Corp. In addition, Mr. Chen is the Chairman of the risk management committee in Qisda Corp. Prior to his current position, Mr. Chen was Executive Vice President of Technology Product Center of BenQ Corp. from September 2007 to December 2013. Mr. Chen received his Bachelor’s degree in Electrical Engineering from the National Cheng Kung University in Taiwan in 1985 and his EMBA from the Thunderbird American Graduate School in the United States in 2001.

Vivien Huey-Juan Hsieh. Dr. Hsieh has been our director since 2004. Dr. Hsieh is also an independent director of Darwin Precisions Corporation and Apacer Technology Inc. Dr. Hsieh served as the President of China Development Asset Management Corp. from 2001 to 2004. She was the President of Co-Operative Asset Management Corp. from 2005 to 2006. Dr. Hsieh received a Ph.D. in Finance from the Graduate School of Business Administration, University of Houston, University Park, Texas in the United States.

Mei-Yueh Ho. Ms. Ho has been our director since 2010. Ms. Ho is also the independent director of the Bank of Kaohsiung, Ltd., Kinpo Electronics Inc. and ASE Technology Holding Co., Ltd. Ms. Ho served as the Minister of the Ministry of Economic Affairs of the ROC from 2004 to 2006. She was also the Council Minister of the Council for Economic Planning and Development of the ROC from 2007 to 2008. Ms. Ho received her Bachelor’s degree in Agricultural Chemistry from the National Taiwan University in Taiwan in 1973.

Ding-Yuan Yang. Dr. Yang has been a director of our company since 2010. Dr. Yang is also the Chairman of UniSVR Global Information Technology Corp. Dr. Yang served as the President of Windbond Electronics Corp. from 1987 to 1999 and as the Vice Chairman of Windbond Electronics Corp. from 1999 to 2002. Dr. Yang received his Bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1969 and his Ph.D. degree in Electrical Engineering from Princeton University in the United States in 1975.

Chin-Bing (Philip) Peng. Mr. Peng has been a director of our company since 2013. Mr. Peng is also a director of Acer Incorporated, Wistron Corporation, Wistron NetWeb Corporation, AOPEN Inc., Wistron Information Technology & Services Corporation, Independent Director of Apacer Technology Inc.,and the President of iD SoftCapital Inc., which offers consulting and asset and fund management services. Mr. Peng served as the Senior Vice President and Chief Financial Officer of ACER Incorporated from 2001 to 2004. Mr. Peng received his Master’s degree in Business Administration from National ChengChi University in 1980.

Yen-Shiang Shih. Dr. Shih has been a director of our company since 2016. Dr. Shih is a Chair Professor of Business Management at Chung Yuan Christian University. Dr. Shih was the Chairman of Sinotech Engineering Consultants Inc. from 2014 to 2016 and served as the Minister of Economic Affairs of the ROC, the Chairman of CPC Corporation, Director General of the Taiwan Tobacco & Wine Bureau, Director General of the Industrial Development Bureau, Director General of the Small and Medium Enterprise Administration and in other posts from 1986 to 2013. Dr. Shih was a professor at National Taiwan University of Science and Technology from 1979 to 1986. Dr. Shih received his Bachelor’s degree from National Taiwan University and his Ph.D. degree from the Massachusetts Institute of Technology in the United States.

Senior Management

The following table sets forth information regarding key executives as of February 28, 2019.

Name	Age	Position	Years with us
Shuang-Lang (Paul) Peng	61	Chairman and Chief Executive Officer	23
Kuo-Hsin (Michael) Tsai	55	President and Chief Operation Officer	22
Wei-Lung Liau	48	Chief Technology Officer of Technology Group	21
TY Lin	47	Vice President of Business Group	16
Ting-Li Lin	47	Vice President of Manufacturing Group	21
Amy Ku	55	Chief Sustainability Officer	15
Benjamin Tseng	51	Chief Financial Officer / Spokesperson	11

Shuang-Lang (Paul) Peng. See “—Directors.”

Kuo-Hsin (Michael) Tsai. See “—Directors.”

Wei-Lung Liau. Mr. Liau has been the Chief Technology Officer of the Technology Group since November 1, 2018. Prior to his current position, Mr. Liau was the General Manager of our Video Solutions Business Group from 2015 to 2018, the Vice President of our Video Solutions Technology Unit from 2013 to October 2015, Associate Vice President of our Video Solution Technology Development Center from 2012 to 2013, Associate Vice President of our Advanced Technology Research Center from 2010 to 2012 and the head of the LCD Technology Division from 2005 to 2010. Mr. Liau also worked in various divisions including Engineering and Manufacturing. Mr. Liau received his Bachelor’s and Master’s degrees in Applied Chemistry from National Chiao Tung University in Taiwan in 1994 and 1996, respectively and received his Ph.D. in Applied Chemistry at National Chiao Tung University in Taiwan in 2017.

TY Lin. Mr. Lin has been our Vice President of Business Group since November 1, 2018. Mr. Lin joined AUO in 1998 and had since then worked in various functions including manufacturing and quality management. In 2008, Mr. Lin was appointed Deputy Managing Director of AU Optronics (Suzhou) Corp., in charge of the company’s operation and development. In 2009, he was transferred to BenQ Materials Corp., responsible for the polarizer business. From 2010 to 2015, Mr. Lin assumed as the position of the President of BenQ Materials Corp. In 2015, he returned to AUO to take the position of Senior Associate Vice President of Video Solutions Product Business Unit, and then of Solar Business. In 2018, Mr. Lin was promoted to Vice President and led AUO’s Mobile Solutions Business Group. Mr. Lin obtained his Master’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan.

Ting-Li Lin. Mr. Lin is currently Vice President of Manufacturing Group, responsible for global manufacturing affairs. Mr. Lin joined AUO’s manufacturing unit in 1998. He was appointed Director of Quality Management in 2008. In 2011, he served as the Director of G8.5 fab plant and was appointed Associate Vice President of Video Solutions Manufacturing in 2016. Mr. Lin was then promoted to Vice President of Video Solutions Manufacturing in 2018. Mr. Lin has extensive operation and management experiences across different generations of fabs, ranging from G3.5, G5, G6, G7.5 to G8.5. Mr. Lin obtained his Master’s degree in Applied Chemistry from National Chiao Tung University in Taiwan.

Amy Ku. Ms. Ku is currently AUO’s Chief Sustainability Officer, responsible for the strategic direction of corporate sustainable development, stakeholder relations and communication, and corporate sustainable culture building and promotion. Ms. Ku joined AUO in 2004 as HR Manager of the Lung Tan Site. She was appointed as the Director of Corporate HR Strategy Division, and then Associate Vice President of Executive HR Division. In 2013, she was promoted as the Vice President of Human Resource Center. In 2018, Ms. Ku was appointed as Chief Sustainability Officer of the newly established Sustainability Development unit. Ms. Ku obtained her Master’s degree in Human Resource Management from National Central University.

Benjamin Tseng. Mr. Tseng has been our Chief Financial Officer since November 1, 2015. Prior to his current position, Mr. Tseng was the Financial Associate Vice President of our Finance Center in China from 2011 to October 2015 and the Director of our Finance Management Division from 2008 to 2011. Prior to joining AUO in 2008, Mr. Tseng served as the Director of Corporate Development at Coretronic Corporation from 2006 to 2008, and as the Vice President in the Corporate Clients Department of ABN AMRO Bank from 1995 to 2006. Mr. Tseng received his Bachelor’s degree in Business Administration from Huntington College in the United States in 1993, and obtained his Master’s degree in Business Administration from the University of Rochester in the United States in 1995.

6.B.	Compensation

The aggregate compensation paid or payable to the directors and executives for their services rendered in 2018 was approximately NT$345.0 million (US$11.3 million). According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to the distribution of compensation to our directors for the years after 2015, where we have a profit before tax for each fiscal year, we shall first reserve a certain amount of the profit to recover the loss for preceding years, and then distribute no more than 1% of theremaining profit to our directors as remuneration. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends and Distributions.”

We have a long-term incentive program based on stock ownership trust that we implement to share the risks and rewards of the Company’s results of operation with our senior management officers. Each year we evaluate the incentive program based on the Company’s long-term strategic goals, operational results, market share and annual revenue. In conjunction, we periodically assess the performance of our senior management officers that participate in the long-term incentive program to record their progress and to determine whether corresponding milestones are achieved. In general, the duration of a long-term incentive program is three to four years.

The following tables provide a breakdown of our compensation scheme to our directors and executives in 2018:

(I)	Compensation to Directors

Unit: NT$1,000; 1,000 shares

Title (Note 1)	Name (Note 1)	Director’s compensation								Ratio of sum of items A, B, C and D to profit (%) (Note 9)		Compensation earned by a Director who is an employee of the Company								Ratio of sum of items A, B, C, D, E, F and G to profit (%) (Note 9)		Compensation from investees other than AU Optronics Corp.’s subsidiaries (Note 10)
		Compensation (A) (Note 2)		Pension upon retirement (B) (Note 3)		Director's remuneration (C) (Note 4)		Business execution Expenses (D) (Note 5)				Salaries, bonuses and special expenses (E) (Note 6)		Pension upon retirement (F) (Note 3)		Employee’s remuneration (G) (Note 7)
		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.		AU Optronics Corp. and its subsidiaries (Note 8)		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)
																Cash	Stock	Cash	Stock
Chairman and CEO	Shuang-Lang (Paul) Peng	23,200	24,500	0	0	24,307	24,603	4,011	5,051	0.51	0.53	75,833	75,833	227	227	24,500	0	24,500	0	1.50	1.52	21,756
Director	Kuen-Yao (K.Y.) Lee
Independent Director	Vivien Huey-Juan Hsieh
Independent Director	Mei-Yueh Ho
Independent Director	Ding-Yuan Yang
Independent Director	Chin-Bing (Philip) Peng
Independent Director	Yen-Shiang Shih
Corporate Director	BenQ Foundation
Corporate Director Representative	Kuo-Hsin (Michael) Tsai
Corporate Director	Qisda Corporation	2,000	2,000	0	0	3,472	3,472	0	0	0.05	0.05	0	0	0	0	0	0	0	0	0.05	0.05	0
Corporate Director Representative	Peter Chen	0	0	0	0	0	0	60	60	0.00	0.00	0	0	0	0	0	0	0	0	0.00	0.00	27,449

*In addition to the information disclosed in the table above, has any Director provided services to AU Optronics Corp. and its subsidiaries and received compensation for such services (e.g. serving as a consultant that is not an employee): None.

Table of compensation ranges

Compensation range for each Director in AU Optronics Corp.	Name of Director
	Sum of the first 4 items (A+B+C+D)		Sum of the first 7 items (A+B+C+D+E+F+G)
	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 8)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries and investees (Note 11)
Less than NT$ 2,000,000	Kuo-Hsin (Michael) Tsai, Peter Chen	Peter Chen	Peter Chen
NT$ 2,000,000 (inclusive)~NT$ 5,000,000		Kuo-Hsin (Michael) Tsai
NT$ 5,000,000 (inclusive)~NT$ 10,000,000	Shuang-Lang (Paul) Peng , Kuen-Yao(K.Y.) Lee, Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng, Yen-Shiang Shih, BenQ Foundation, Qisda Corporation	Shuang-Lang (Paul) Peng , Kuen-Yao(K.Y.) Lee, Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng, Yen-Shiang Shih, BenQ Foundation, Qisda Corporation	Kuen-Yao(K.Y.) Lee, Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng, Yen-Shiang Shih, BenQ Foundation, Qisda Corporation	Vivien Huey-Juan Hsieh, Mei-Yueh Ho, Ding-Yuan Yang, Chin-Bing (Philip) Peng, Yen-Shiang Shih, Qisda Corporation
NT$ 10,000,000 (inclusive)~NT$ 15,000,000				BenQ Foundation
NT$ 15,000,000 (inclusive)~NT$ 30,000,000				Kuen-Yao(K.Y.) Lee, Peter Chen
NT$ 30,000,000 (inclusive)~NT$ 50,000,000			Kuo-Hsin (Michael) Tsai	Kuo-Hsin (Michael) Tsai
NT$ 50,000,000 (inclusive)~NT$ 100,000,000			Shuang-Lang (Paul) Peng	Shuang-Lang (Paul) Peng
More than NT$ 100,000,000
Total	11 Persons (including 2 Corporate Directors)	11 Persons (including 2 Corporate Directors)	11 Persons (including 2 Corporate Directors)	11 Persons (including 2 Corporate Directors)

Note 1:	The information in the table refers to compensation for current Directors as of the end of 2018.

Note 2:	Refers to compensation for Directors in 2018 (including salaries, job allowance, severance pay, bonuses, and performance fees).

Note 3:	Refers to pension either allocated or paid out per legal requirements in 2018.

Note 4:	Refers to Directors' remunerations in 2018.

Note 5:	Refers to Directors' business execution expenses in 2018 (including provisions of compensation, transport fees, special expenses, various subsidies, accommodations, or company vehicles and other physical items for those serving as representatives of Corporate Directors or supervisors designated by AU Optronics Corp. and its subsidiaries)

Note 6:	Refers to compensation for Directors concurrently who also served as President, Vice President, other managers, or employees in 2018 including salaries, job remuneration, severance pay, bonuses, performance fees, transport fees, special expenses, various subsidies, accommodation, company vehicles, and other physical items, etc. Any salary expenses recognized under IFRS 2 Share-Based Payment, including employee stock option plan, employee restricted stock and cash capital increase by stock subscription shall also be included in compensation.

Note 7:	Refers to employee’s remuneration (including stock and cash) paid to Directors who also served as President, Vice President, other managers, or employees in 2018.

Note 8:	Total compensation in various items paid out to AU Optronics Corp.’s Directors.

Note 9:	Profit refers to the profit for the year in the 2018 parent company only financial statements of AU Optronics Corp. under Taiwan IFRS.

Note 10:	Refers to compensation, remunerations (including remunerations for employees, Directors, and supervisors), business execution expenses, and other related payments received by Directors who served as Director, supervisor, or manager in investees other than AU Optronics Corp’s. subsidiaries in 2018.

Note 11:	Total compensation paid to AU Optronics Corp.’s Directors.

(II)	Compensation for President and Vice presidents

Unit: NT$1,000; 1,000 shares

Title (Note 1)	Name (Note 1)	Salary (A) (Note 2)		Pension upon retirement (B) (Note 3)		Bonuses and special expenses etc (C) (Note 4)		Employee’s remuneration (D) (Note 5)				Ratio of sum of items A, B, C and D to profit (%) (Note 7)		Compensation from investees other than AU Optronics Corp.’s subsidiaries (Note 8)
		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)	AU Optronics Corp.		AU Optronics Corp. and its subsidiaries (Note 8)		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)
								Cash	Stock	Cash	Stock
Chairman and CEO	Shuang-Lang (Paul) Peng	69,196	73,624	2,457	2,547	157,222	161,530	54,250	0	54,250	0	2.79	2.87	350
President and COO	Kuo-Hsin (Michael) Tsai
Senior Vice President	Wei-Lung Liau
Vice President	TY Lin
Vice President	Ting-Li Lin
Vice President	Shih-Hong Liao
Vice President	Hong-Shiung (Sean) Chen
Vice President	Andy Yang
Vice President	CS Hsieh
Vice President	Benjamin Tseng
Vice President	Amy Ku
Vice President	Shih-Kun Chen
Vice President	Kun-Yu Lin
Vice President	Hong-Jye Hong
Vice President	James CP Chen
Vice President	SK Huang

Table of compensation ranges

Compensation range for each President and Vice President in AU Optronics Corp.	Name of the President and Vice presidents
	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries and investees (Note 9)
Less than NT$ 2,000,000
NT$ 2,000,000 (inclusive)~NT$ 5,000,000	Shih-Hong Liao
NT$ 5,000,000 (inclusive)~NT$ 10,000,000
NT$ 10,000,000 (inclusive)~NT$ 15,000,000	Ting-Li Lin, Hong-Shiung (Sean) Chen, Andy Yang, CS Hsieh, Benjamin Tseng, Amy Ku, Shih-Kun Chen, Kun-Yu Lin, Hong-Jye Hong, James CP Chen, SK Huang	Ting-Li Lin, Hong-Shiung (Sean) Chen, Andy Yang, CS Hsieh, Benjamin Tseng, Amy Ku, Shih-Kun Chen, Kun-Yu Lin, Hong-Jye Hong, James CP Chen, SK Huang, Shih-Hong Liao
NT$ 15,000,000 (inclusive)~NT$ 30,000,000	Wei-Lung Liau, TY Lin	Wei-Lung Liau, TY Lin
NT$ 30,000,000 (inclusive)~NT$ 50,000,000	Kuo-Hsin(Michael) Tsai	Kuo-Hsin(Michael) Tsai
NT$ 50,000,000 (inclusive)~NT$ 100,000,000	Shuang-Lang(Paul) Peng	Shuang-Lang(Paul) Peng
More than NT$ 100,000,000
Total	16 persons	16 persons

Note 1:	The information in the table refers to 2018 compensation for current managers such as Vice Presidents or above as of the end of 2018.

Note 2:	Refers to compensation for managers such as Vice Presidents or above in 2018, including salaries, job allowance and severance pay.

Note 3:	Refers to pension either allocated or paid out per legal requirements in 2018.

Note 4:	Refers to compensation for managers such as Vice Presidents or above in 2018, including bonuses, fees for serving as AU Optronics Corp. and its subsidiaries’ Corporate Directors or supervisors, performance fees, transport fees, special expenses, various subsidies, accommodation, company vehicles, and other physical items, etc. Any salary expenses recognized under IFRS 2 Share-Based Payment, including employee stock option plan, employee restricted stock and cash capital increase by stock subscription shall also be included in compensation.

Note 5:	Refers to remunerations for employee in 2018.

Note 6:	Total compensation in various items paid out to AU Optronics Corp.’s managers such as Vice Presidents or above.

Note 7:	Profit refers to the profit for the year in the 2018 parent company only financial statements of AU Optronics Corp. under Taiwan IFRS.

Note 8:	Refers to compensation including compensation, remuneration (including remunerations for employees, Directors, and supervisors), business execution expenses, and other related payments received by managers such as Vice Presidents or above who served as Director, supervisor, or manager in investees other than AU Optronics Corp.’s subsidiaries in 2018.

Note 9:	Total compensation paid to managers such as Vice Presidents or above.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on years of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at a certain percentage of salaries and wages, to a pension fund that is deposited in the name of, and supervised by, the employees’ pension plan committee. Beginning on July 1, 2005, pursuant to the ROC Labor Pension Act, we are required to make a monthly contribution for employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employees’ monthly salaries or wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. The total pension cost for our executives for the year ended December 31, 2018 was NT$2.5 million (US$0.08 million). Our directors did not receive any pension as part of their remuneration.

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

Remuneration Committee

Our board of directors established a remuneration committee in August 2011. The remuneration committee’s duties and powers include, but are not limited to, matters relating to the compensation of the members of our board of directors and senior management. The members of the remuneration committee are appointed by the board of directors. They currently are Chin-Bing (Philip) Peng, Ding-Yuan Yang and Vivien Huey-Juan Hsieh. All three members of our current remuneration committee are also our independent directors. The remuneration committee must meet at least twice each year and may meet as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted a Remuneration Committee Charter for the remuneration committee.

6.D.	Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2016, 2017 and 2018.

	As of December 31,
Function	2016	2017	2018
Production	43,831	43,420	38,688
Technical(1)	8,992	9,055	8,930
Sales and marketing	898	969	1,013
Management and administration	3,858	3,761	3,610
Total	57,579	57,205	52,241

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2016, 2017 and 2018. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information about our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2016	2017	2018
Taiwan	25,227	26,176	25,318
PRC	30,125	28,954	24,954
Others	2,227	2,075	1,969
Total	57,579	57,205	52,241

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

We provide insurance coverage for employees as required by law and offer an employee retirement scheme. For example, each employee is entitled to labor insurance, National Health Insurance, and group insurance starting from his or her first day of work. In addition, we have also established a welfare committee, a pension fund committee and other employee committees and a variety of employee benefit programs.

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

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and key executives as of February 28, 2019. Share ownership information will include the common shares held by the legal entities represented by our directors and key executives.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer	6,286,800	(1)	*
Kuen-Yao (K.Y.) Lee, Director	11,727,466	(2)	*
Kuo-Hsin (Michael) Tsai, Director** and President & Chief Operation Officer	4,004,080	(3)	*
Peter Chen, Director***	663,697,887	(4)	6.9%
Vivien Huey-Juan Hsieh, Independent Director	－		－
Mei-Yueh Ho, Independent Director	－		－
Ding-Yuan Yang, Independent Director	－		－

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Chin-Bing (Philip) Peng, Independent Director	96,670		*
Yen-Shiang Shih, Independent Director	－		－
Wei-Lung Liau, Chief Technology Officer of Technology Group	1,563,211		*
T.Y. Lin, Vice President of Business Group	197,183	(5)	*
Ting-Li Lin, Vice President of Manufacturing Group	590,414	(6)	*
Amy Ku, Chief Sustainability Officer	1,539,259		*
Benjamin Tseng, Chief Financial Officer and Spokesperson	1,239,357	(7)	*

_______________________

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.

**	Representative of BenQ Foundation.

***	Representative of Qisda.

(1)	Including 5,075,021 shares directly held and 1,211,779 shares beneficially owned by spouse and minor children.

(2)	Including 10,512,153 shares directly held and 1,215,313 shares beneficially owned through spouse and minor children.

(3)	Including 2,960,481 shares directly held and 943,599 shares beneficially owned through spouse and minor children. 100,000 shares beneficially owned as a representative of BenQ Foundation.

(4)	Including 0 shares directly held and 99,267 shares beneficially owned through spouse and minor children. 663,598,620 shares beneficially owned as a representative of Qisda. 421,115,000 shares beneficially owned were pledged and 89,315,690 pledged shares have no voting rights under the ROC Company Act.

(5)	Including 196,660 shares directly held and 523 shares beneficially owned through spouse and minor children.

(6)	Including 590,381 shares directly held and 33 shares beneficially owned through spouse and minor children.

(7)	Including 344,471 shares directly held and 894,886 shares beneficially owned through spouse and minor children.

As of February 28, 2019, none of our directors or key executives held any employee stock options from our company, AU Optronics Corp. None of our directors or key executives has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Qisda is one of our major shareholders. As of February 28, 2019, Qisda beneficially owned 6.9% of our outstanding shares. As of February 28, 2019, one of our nine directors is a representative of Qisda.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 28, 2019 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620(1)	6.9%	6.9%
All directors as a group(2)	685,812,903	7.1%	7.1%

(1)	As of February 28, 2019, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.9% of the outstanding shares. Of the 663,598,620 common shares directly owned by Qisda, 574,282,930 shares have sole voting power and 89,315,690 shares have no voting rights pursuant to the ROC Company Act. All 663,598,620 common shares directly owned by Qisda have sole dispositive power.

(2)	Calculated as the sum of (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in his or her personal capacity. This information is as of February 28, 2019.

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

As of February 28, 2019, approximately 9,624.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 28, 2019, approximately 53.5 million ADSs representing 534.7 million common shares were held of record by Cede & Co. and 18 other registered shareholders domiciled in and outside of the United States.

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

The following table sets forth a summary of our material transactions with related parties in 2018. Please also see Note 41 to our consolidated financial statements for further information.

	Net Revenue				Accounts Receivables
	For the Year Ended December 31,				As of December 31,
	2016	2017	2018		2017	2018
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	554.9	1,216.9	1,898.3	62.0	184.9	696.4	22.8
Joint Ventures	4,105.4	-	-	-	-	-	-
Others(1)	12,767.1	11,959.7	12,050.5	393.7	1,668.1	2,057.8	67.2
Total	17,427.4	13,176.6	13,948.8	455.7	1,853.0	2,754.2	90.0

	Net Purchases				Accounts Payables
	For the Year Ended December 31,				As of December 31,
	2016	2017	2018		2017	2018
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	9,886.5	8,667.6	9,185.6	300.1	3,233.0	3,664.7	119.7
Joint Ventures	3,754.4	1,057.1	1,449.6	47.4	-	-	-
Others(1)	18,317.4	17,549.2	18,589.8	607.3	4,431.7	4,496.5	146.9
Total	31,958.3	27,273.9	29,225.0	954.8	7,664.7	8,161.2	266.6

(1) Entities which are our substantive related parties but not been accounted for using the equity method, mainly Qisda and its subsidiaries.

Our major related party transactions were conducted with the following companies in 2018:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2018. We sold panels for monitors to BenQ.

•	Fargen Power Corporation (“FGPC”)

FGPC is a subsidiary of SSEC, which is one of our associates, as of December 31, 2018. We sold solar modules to FGPC and undertook construction of power plants for FGPC.

•	Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ is a subsidiary of Qisda as of December 31, 2018. We sold panels for monitors to QCSZ.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2018. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 17.56% of Qisda as of December 31, 2018. Qisda provides module-assembly services to us.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 17.63% of Raydium as of December 31, 2018. We purchased driver ICs from Raydium.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1.	See Item 18 for our audited consolidated financial statements and pages F-1 through F-106.

8.A.2.	See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.	See page F-1 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4.	Not applicable.

8.A.5.	Not applicable.

8.A.6.	See “Item 4. Information on the Company—4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7.	Litigation

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

United States

In June 2010, we, AUUS and certain of our current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, the jury delivered a guilty verdict against us and AUUS. On September 21, 2012, the Northern California Court imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. The US$500 million fine was fully paid by us in September 2015. The Northern California Court also placed us and AUUS on probation for three years, ordered us and AUUS to publish the conviction and fine in three major trade publications in the United States, as well as assigned a monitor and required us to adopt an effective antitrust compliance program. The probationary period and monitorship ended in December 2016.

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

Antitrust Civil Actions Lawsuits in the United States and other Jurisdictions

There were also over 100 civil lawsuits filed against us and/or AUUS in the United States and Canada alleging, among other things, antitrust violations. We and AUUS have reached settlement agreements with the relevant plaintiffs.

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

A lawsuit was filed in June 2018 by the Government of Puerto Rico and on behalf of all consumers and relevant government agencies of Puerto Rico against certain LCD manufacturers. The named defendants for this lawsuit included AUO and AUUS. The lawsuit was filed in the Superior Court of San Juan, Court of First Instance and alleges unjust enrichment and claiming unspecified monetary damages. We have retained counsel to handle this matter. At this stage, the outcome of this matter remains uncertain. We are reviewing the merits of this lawsuit on an on-going basis, but we are unable to predict the actions of the Government of Puerto Rico or the actions that competent regulatory agencies may take in connection with this proceeding.

We will make certain provisions with respect to some, but not all, civil lawsuits as the management deems appropriate. See Note 43 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will reassess the adequacy and reasonableness of the said provisions and make adjustments as we deem necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Other Litigation

On February 22, 2017, one of AUO’s subsidiaries in the PRC, AU Optronics (Suzhou) Corp., Ltd. (“AUSZ”) received an administrative complaint filed by Shenzhen China Star Optoelectronics Technology Co., Ltd. (“CSOT”) alleging that AUSZ infringes two PRC patents, and the complaint requests that AUSZ cease the alleged infringing act. Based on the Company’s preliminary assessment, AUO believes that its subsidiary does not infringe the two PRC patents as alleged, and further that the two PRC patents appear to be invalid. In response to such administrative complaint, AUSZ has filed a request to invalidate the two PRC patents accordingly. In April 2017, CSOT filed civil lawsuits in the Intermediate People’s Court of Shenzhen Municipality against the subsidiary claiming infringement of the same two PRC patents. In June 2017, CSOT filed civil lawsuits in the No. 1 Intermediate People’s Court of Chongqing Municipality against the subsidiary claiming infringement of three PRC patents (including one of the above mentioned PRC patents). CSOT requested that AUSZ cease the alleged infringing act and claimed approximately RMB49.91 million for economic loss for each of the said respective four PRC patents and compensation for reasonable fees and litigation expenses such as notarization fees and attorney fees incurred by CSOT. On September 24, 2017, the relevant parties reached a settlement agreement and agreed to withdraw relevant legal proceedings.

In July 2018, Vista Peak Ventures, LLC (“VPV”) filed three lawsuits in the United States District Court for the Eastern District of Texas against the Company, claiming infringement of certain of VPV’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaints, VPV seeks, among other items, unspecified monetary damages for past damages and an injunction against future infringement. We have retained counsel to handle this matter. At this stage, the outcome of this matter remains uncertain. We are reviewing the merits of the lawsuits on an on-going basis, but we are unable to predict the actions of the United States District Court for the Eastern District of Texas or the actions that competent regulatory agencies may take in connection with this proceeding.

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

Proceedings Related to Our Directors and Senior Management

None.

Environmental Proceedings

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third-phase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the EPA of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second-phase environmental impact assessment for the Project continues to proceed. On December 14, 2017, the EPA of the Executive Yuan of Taiwan held the third review meeting of the investigation group. The review meeting reached the conclusion of suggesting approval for the Project. On November 6, 2018, the EPA approved the Project, but on December 6, 2018, five residents in Houli District, Taichung City filed administrative appeal to the Appeals Review Committee of the Executive Yuan requesting a withdrawal of the approval. We will continue to monitor if there will be any material adverse effect on our operations as the event develops.

8.A.8.	Dividends and Dividend Policy

On June 15, 2017, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.56 per share for the year ended December 31, 2016. On June 15, 2018, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$1.5 per share for the year ended December 31, 2017. On March 22, 2019, our board of directors passed a resolution to approve the proposal to distribute a cash dividend of NT$0.5 per share for the year ended December 31, 2018, which is subject to the approval of the 2019 annual shareholders’ meeting.

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

We are not permitted under the ROC Company Act to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to distribution of dividends for the years after 2015, provided that where we have a profit before tax for each fiscal year, we shall first recover the loss for preceding years, if any, and then distribute no less than 5% and no more than 1% of the remaining profit to our employees and directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated legal reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reserved in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated and unappropriated retained earnings can be distributed after the distribution plan proposed by the Board and approved by the shareholders’ meeting.

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

Objects and Purpose

The scope of our business as set forth in Article 2 of our Articles of Incorporation includes the research, development, production, manufacture and sale of the following products: plasma display and related systems, liquid crystal display and related systems, organic light emitting diodes and related systems, amorphous silicon photo sensor device parts and components, thin film photo diode sensor device parts and components, thin film transistor photo sensor device parts and components, touch imaging sensors, full color active matrix flat panel displays, field emission displays, single crystal liquid crystal displays, original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules, original design manufacturing and original equipment manufacturing business for flat panel display modules, solar cell modules, and related systems and services, new green energy related systems and services (for operations outside the Science Park only), color filters, the simultaneous operation of a trade business relating to our business and the simultaneous operation of metals, refuse derived fuel and chemical products from our manufacturing recycle processes.

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

Shares

As of February 28, 2019, our authorized share capital was NT$120 billion, divided into 12 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued.

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

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our Articles of Incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a report to, the FSC and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. Nevertheless, the preemptive rights provisions will not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

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

Shareholders’ Meetings

We are required to hold an annual general shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one proposal for discussion at our annual general shareholders’ meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year, or shareholders continuously holding 50% or more of the total number of outstanding shares of a company for a period of three months or a longer time may convene a special shareholders’ meeting. In addition, any member of our audit committee may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual general shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business or properties of another company which would have a significant impact on our operations;

•	execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of our business to other persons;

•	the distribution of any stock dividend;

•	the removal of directors;

•	application for the approval of ceasing status as a public company;

•	surplus profit distributed in the form of new shares or cash;

•	reserve distributed in the form of new shares or cash; or

•	clearing conflicts of interest for Company directors.

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

According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, provided that where we have a profit before tax for each fiscal year, we shall first recover the loss for the preceding years, if any, and then distribute no less than 5% of the remaining profit for distribution to employees as remuneration and no more than 1% of the remaining profit for distribution to directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reserved in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated but unappropriated retained earnings can be distributed after the distribution plan proposed by the Board and approved by the shareholders’ meeting.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Act to make distributions to our shareholders based on Taiwan IFRS financials for Taiwan reporting purposes in the form of shares or in cash from the legal reserve and certain capital surplus. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed.

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

Rights to Bring Shareholder Suits

Under the ROC Company Act, a shareholder may bring suit against us in the following events:

•	Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation.

•	If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our directors under the following circumstances:

•	Shareholders who have continuously held 1% or more of the total number of issued and outstanding shares for a period of six months or longer may request in writing that an independent director institute an action against a director on our behalf. In case the independent director fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•	In the event that any director, officer or shareholder who holds more than 10% of our issued and outstanding shares and their respective spouse and minor children and/or nominees sells shares within six months after the acquisition of such shares, or repurchases the shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our audit committee fails to make a claim for recovery, any shareholder may request that our board of directors or our audit committee exercise the right of claim within 30 days. In the event our directors or audit committee fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and audit committee will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

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

Dividends

Dividends, whether in cash or shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 21% of the amount of the distribution, in the case of cash dividends, or of the par value of the shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. Prior to January 1, 2019, to the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax has been used by us to offset the withholding tax liability on dividends distributed to non-resident shareholders, and consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 21%. However, after January 1, 2019, the dividends that are paid out of retained earnings will no longer offset the withholding tax liability on dividends distributed to non-resident shareholders.

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

Retained Earnings Tax

Under the ROC Income Tax Act, from the taxable year of 1998 to the taxable year of 2018, if retained earnings of the current year are not distributed by the company in the next fiscal year, an additional retained earnings tax will be levied at the rate of 10% on such retained earnings. The 10% retained earnings tax may be credited against the dividend withholding tax once the company distributes dividends from the corresponding retained earnings in subsequent years. From the taxable year of 1998 to the taxable year of 2018, only 50% retained earning tax paid can be credited against the dividend withholding tax on dividends distributed to non-resident shareholders. The surtax rate for undistributed earnings commencing from the taxable year of 2018 is 5% and retained earning tax cannot offset the withholding tax.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Eswatini, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

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

This discussion assumes that we were not a passive foreign investment company for our 2018 taxable year, as discussed below.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income if the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2018 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, individual U.S. Holders nevertheless will not be eligible for the preferential rates (a) if they have not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they are under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2018 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you.

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

10.F.       Dividends and Paying Agents

Not applicable.

10.G.       Statement by Experts

Not applicable.

10.H.       Documents on Display

It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov, which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC. Information about AU Optronics Corp. is also available on the web at www.auo.com.

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

As of December 31, 2018, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$219.5 million and JPY12,640.0 million (US$115.2 million), respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$620.2 million and RMB2,556.2 million (US$371.8 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,455.8 million as of December 31, 2018, which represents 94.6% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,373.6 million and JPY25,471.1 million (US$232.2 million), respectively, relating to our overseas vendors.

As of December 31, 2017, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$272.3 million and JPY12,013.4 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$651.4 million and RMB1,553.7 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivables of US$1,279.9 million as of December 31, 2017, which represents 94.1% of the total accounts receivables balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payables of US$1,294.5 million and JPY27,244.7 million, respectively, relating to our overseas vendors.

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

The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets that are held by us as of December 31, 2017 and 2018, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date.

	Expected Maturity Date							Fair Value at December 31,
	2019	2020	2021	2022	2023	Thereafter	Total	2018
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	620,218	—	—	—	—	—	620,218	620,218
Average interest rate	2.956%	—	—	—	—	—	2.956%	—
Fixed rate (NT$)	8,244,750	—	—	—	—	—	8,244,750	8,244,750
Average interest rate	0.517%	—	—	—	—	—	0.517%	—
Fixed rate (CNY)	2,556,150	—	—	—	—	—	2,556,150	2,556,150
Average interest rate	1.856%	—	—	—	—	—	1.856%	—
Fixed rate (CZK)	110,000	—	—	—	—	—	110,000	110,000
Average interest rate	0.650%	—	—	—	—	—	0.650%	—
Long-term Loans:
Variable rate (NT$)	29,595,931	21,073,695	22,172,748	7,643,961	6,014,098	281,655	86,782,088	86,782,088
Average interest rate	3.096%	3.429%	3.791%	3.497%	5.076%	1.876%	2.429%	—

	Expected Maturity Date							Fair Value at December 31,
	2018	2019	2020	2021	2022	Thereafter	Total	2017
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	651,370	—	—	—	—	—	651,370	651,370
Average interest rate	1.785%	—	—	—	—	—	1.785%	—
Fixed rate (NT$)	30,741,384	—	—	—	—	—	30,741,384	30,741,384
Average interest rate	0.483%	—	—	—	—	—	0.483%	—
Fixed rate (CNY)	1,553,660	—	—	—	—	—	1,553,660	1,553,660
Average interest rate	1.752%	—	—	—	—	—	1.752%	—
Fixed rate (CZK)	110,000	—	—	—	—	—	110,000	110,000
Average interest rate	0.050%	—	—	—	—	—	0.050%	—
Long-term Loans:
Variable rate (NT$)	8,155,234	35,824,355	28,718,488	24,892,488	7,600,254	5,854,154	111,044,973	111,044,973
Average interest rate	2.612%	2.808%	3.186%	3.665%	5.037%	5.502%	3.051%	—

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

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2017 and 2018:

December 31, 2018
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR12,000
Average contractual exchange rate	JPY128.02 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,240
Average contractual exchange rate	CZK25.95 per EUR
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$147,470
Average contractual exchange rate	JPY111.84 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$87,000
Average contractual exchange rate	CNY6.87 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$879
Average contractual exchange rate	MYR4.18 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$223,000
Average contractual exchange rate	NT$30.76 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$5,793
Average contractual exchange rate	SGD1.37 per US$
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$2,054,260
Average contractual exchange rate	JPY3.60 per NT$
Contracts to sell CNY/Buy JPY
Aggregate contract amount	CNY60,800
Average contractual exchange rate	JPY16.14 per CNY
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR28,500
Average contractual exchange rate	US$1.14 per EUR
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY853,328
Average contractual exchange rate	US$0.15 per CNY
Fair value of all forward contracts(1)	NT$47,959

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

December 31, 2017
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR65,000
Average contractual exchange rate	JPY133.72 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,280
Average contractual exchange rate	CZK25.46 per EUR
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$304,926
Average contractual exchange rate	JPY111.80 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$137,000
Average contractual exchange rate	CNY6.60 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$931
Average contractual exchange rate	MYR4.09 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$213,100
Average contractual exchange rate	NT$29.93 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$5,480
Average contractual exchange rate	SGD1.34 per US$
Contracts to sell JPY/Buy NT$
Aggregate contract amount	JPY10,000,000
Average contractual exchange rate	NT$0.27 per JPY
Contracts to sell CNY/Buy JPY
Aggregate contract amount	CNY86,623
Average contractual exchange rate	JPY16.66 per CNY
Fair value of all forward contracts(1)	NT$(36,231)

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Service	Fees
(1) Issuance of ADSs	Up to US$0.05 per ADS issued
(2) Cancellation of ADSs	Up to US$0.05 per ADS cancelled
(3) Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
(4) Distributions of ADSs pursuant to stock dividends, free stock distributions or other exercises of rights	Up to US$0.05 per ADS held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ADSs charged by the registrar and transfer agent for the ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency into U.S. dollars;

•	such cable, telex and facsimile transmission and delivery expenses;

•	taxes and duties upon the transfer of ADSs; and

•	the fees and expenses incurred by the depositary in connection with the delivery of ADSs.

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

Payment received by us

In 2018, we received the following payments from Citibank, N.A, the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$72,059.39
Reimbursement of ADR holders identification expenses	US$30,639.63
Reimbursement of Legal Fees	US$1,500.00
Reimbursement to Issuer	US$917,981.43
Tax Payment to the IRS	US$437,327.35
Total	US$1,459,507.80

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2018.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2018, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of AU Optronics Corp. and subsidiaries (“the Company”) as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018 (collectively, “the consolidated financial statements”), and our report dated March 22, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

March 22, 2019

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A.       Audit Committee Financial Expert

Our board of directors has determined that Vivien Huey-Juan Hsieh and Chin-Bing (Philip) Peng are audit committee financial experts and are independent as defined under NYSE Section 303A.02. Ms. Hsieh received a Ph.D. in Finance and served as the President of China Development Asset Management Corp. and the President of Co-Operative Asset Management Corp. and Mr. Peng served as Chief Financial Officer of ACER Incorporated. Both of them have acquired financial expertise through their role as supervisor at a company where their responsibilities include examining the business and financial condition of the company and supervising certified public accountants in their examination of the same.

16.B.       Code of Ethics

We have adopted a code of ethical conduct, which applies to directors and senior management. Our code of ethics covers the specific ethical operating method and the schemes to prevent unethical conduct, such as operation procedures, conduct guide, educational training, etc. Besides, our code of ethics contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws, money laundering prevention, personal information protection) and encouraging the reporting of any illegal or unethical behavior, as well as compliance standards and procedures that will facilitate the operation of the code and ensure the prompt and consistent action against violations of the code. We will address violations of the code of ethical conduct. A copy of our Codes of Ethical Conduct for Directors and Senior Management is available on our website at http://www.auo.com/en-global/Governance_and_Policy/index.

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2017 and 2018.

	Year Ended December 31,
Services	2017	2018
	NT$	NT$
	(in thousands)
Audit-Related Fees(1)	42,575	42,176
Tax Fees(2)	5,510	6,874
Other Fees(3)	8,657	1,379
Total	56,742	50,429

(1)	Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category includes fees incurred from professional services related to tax compliance.

(3)	Other Fees. This category includes fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

Item 16G as well as NYSE Section 303A.11 requires that foreign private issuers disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. A NYSE-listed foreign private issuer is required to provide to its U.S. investors, a brief, general summary of the significant differences, either: (a) on the company website in English, or (b) in its annual report distributed to its U.S. investors. To comply with NYSE Section 303A.11, we have prepared the comparison in the table below.

The most relevant differences between our corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for U.S. Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices
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

Our board of directors has affirmatively determined that our five independent directors have no material relationship with us.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	ROC law does not contain such a requirement. ROC law does not allow separate board meetings to be held by part but not all of the directors of the board.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	ROC law does not contain such a requirement, and we do not have a nominating/corporate governance committee.
NYSE Section 303A.05 requires listed companies to have a remuneration committee comprised entirely of independent directors, which committee shall have a written charter to establish certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and to provide for an annual evaluation of the committee’s performance.	We established a remuneration committee on August 30, 2011 to meet the requirements under ROC law. The current members of the remuneration committee appointed by the board of directors are three of our independent directors, Chin-Bing (Philip) Peng, Ding-Yuan Yang and Vivien Huey-Juan Hsieh. We have a written charter to establish certain minimum responsibilities in accordance with ROC law. We do not assess the independence of our remuneration committee members under the independence requirements of the NYSE listing standards.

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Under ROC law, shareholders’ approval is required for (i) any issuance of restricted stocks to employees, and (ii) employee stock option plans with exercise price lower than the closing price of the company’s stocks as of the issuance date. Other than the above, under ROC law, the board of directors has authority to approve employee remunerations and employee stock option plans with exercise price equal to or higher than the closing price of the company’s stocks as of the issuance date, and to grant options to employees pursuant to such plans, subject to the approval of the FSC, and to approve share buy-back programs and the transfer of shares to employees under such programs.

NYSE Standards for U.S. Listed Companies under Listed Company Manual Section 303A	Our Corporate Governance Practices

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the remuneration committee.)	We have adopted corporate governance principles, and we provide an explanation of differences between our practice and ROC non-binding corporate governance principles promulgated by the Taiwan Stock Exchange, if any, in our ROC annual report.

16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of December 31, 2017 and 2018.

(c)	Consolidated Statements of Comprehensive Income of AU Optronics Corp. and subsidiaries for the years ended December 31, 2016, 2017 and 2018.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2016, 2017 and 2018.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2016, 2017 and 2018.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

2.2	Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the SEC on June 29, 2007).

4.1	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Ke-Yuan Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the L3B site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.6	Lease Agreement by and between AU Optronics (Suzhou) Corp., Ltd. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	Chairman and Chief Executive Officer

Date: March 29, 2019

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(With Report of Independent Registered Public Accounting Firm)

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2017 and 2018，the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2017 and 2018 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control－Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 1996.

Hsinchu, Taiwan (Republic of China)

March 22, 2019

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2017 and 2018

(Expressed in thousands of New Taiwan dollars)

	Notes	December 31, 2017	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	7	$105,020,616	69,163,296
Financial assets at fair value through profit or loss－current	8	70,366	1,709,531
Accounts receivable, net	11	38,738,211	44,647,981
Accounts receivable from related parties, net	11, 41	1,853,062	2,754,253
Other receivables from related parties	41	54,093	12,945
Current tax assets		27,431	69,156
Inventories	12	24,854,323	26,309,104
Other current financial assets	11, 42	518,329	1,459,763
Noncurrent assets held for sale	13	2,407,980	-
Other current assets	14, 21	6,631,130	2,941,598
Total current assets		180,175,541	149,067,627
Noncurrent assets:
Financial assets at fair value through other comprehensive income－noncurrent	9	-	6,979,925
Available-for-sale financial assets－noncurrent	10	4,348,134	-
Investments in equity-accounted investees	14	5,597,287	6,285,865
Property, plant and equipment	18, 41, 42	224,933,089	221,586,475
Investment property	19, 25, 42	717,823	730,306
Intangible assets	15, 20	1,890,297	2,096,668
Deferred tax assets	36	7,069,014	6,632,668
Other noncurrent assets	14, 21, 42	5,439,504	5,171,646
Total noncurrent assets		249,995,148	249,483,553
Total Assets		$430,170,689	398,551,180

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2017 and 2018

(Expressed in thousands of New Taiwan dollars, except for par value)

	Notes	December 31, 2017	December 31, 2018
Liabilities
Current liabilities:
Short-term borrowings	22	$3,424,376	546,472
Current installments of long-term borrowings	23, 42	8,155,234	29,595,931
Financial liabilities at fair value through profit or loss－current	8	106,597	22,115
Accounts payable		46,888,691	50,459,587
Accounts payable to related parties	41	7,664,731	8,161,186
Equipment and construction payable	41	12,131,121	11,231,333
Other payables to related parties	41	21,161	27,998
Current tax liabilities		4,684,818	3,520,469
Provisions－current	24	819,232	1,507,564
Other current liabilities		26,368,732	24,291,532
Total current liabilities		110,264,693	129,364,187
Noncurrent liabilities:
Long-term borrowings, excluding current installments	23, 42	102,452,776	56,709,387
Provisions－noncurrent	24	1,066,731	1,030,485
Deferred tax liabilities	36	1,638,227	1,632,164
Other noncurrent liabilities	26	1,930,411	2,029,651
Total noncurrent liabilities		107,088,145	61,401,687
Total liabilities		217,352,838	190,765,874
Equity	27
Common stock, $10 par value		96,242,451	96,242,451
Capital surplus		60,538,505	60,620,224
Retained earnings		38,712,332	37,353,842
Other components of equity		256,062	(847,770)
Equity attributable to shareholders of AU Optronics Corp.		195,749,350	193,368,747
Non-controlling interests		17,068,501	14,416,559
Total equity		212,817,851	207,785,306
Total Liabilities and Equity		$430,170,689	398,551,180

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018

(Expressed in thousands of New Taiwan dollars, except for earnings per share)

	Notes	2016	2017	2018
Net revenue	29, 30, 41	$329,089,036	341,028,267	307,634,389
Cost of sales	12, 25, 31, 32, 41	(294,598,017)	(279,986,522)	(279,494,885)
Gross profit		34,491,019	61,041,745	28,139,504
Selling and distribution expenses	25, 28, 31, 32, 41	(3,895,089)	(3,888,969)	(3,946,509)
General and administrative expenses	15, 25, 28, 31, 32, 41	(9,176,683)	(8,158,940)	(7,978,267)
Research and development expenses	25, 28, 31, 32, 41	(9,080,791)	(9,854,712)	(9,546,863)
Other income	25, 33, 41	2,380,228	3,829,897	5,412,125
Other gains and losses	13, 15, 17, 18, 34, 41	(925,673)	(976,560)	1,488,052
Finance costs	18, 35	(2,707,887)	(2,867,861)	(2,663,605)
Share of profit of equity-accounted investees	14	100,778	239,006	311,714
Profit before income tax		11,185,902	39,363,606	11,216,151
Income tax expense (benefit)	36	2,432,545	(1,125,157)	322,374
Profit for the year		8,753,357	40,488,763	10,893,777
Other comprehensive income (loss)	14, 26, 27, 36
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit obligations		(225,194)	(98,091)	(56,956)
Unrealized loss on equity investments at fair value through other comprehensive income		-	-	(756,287)
Equity-accounted investees – share of other comprehensive income		574	243	4,239
Related tax		-	155,930	38,908
		(224,620)	58,082	(770,096)
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		(7,500,071)	(2,255,410)	(785,772)
Net change in fair value of available-for-sale financial assets		766,534	1,146,422	-
Effective portion of changes in fair value of cash flow hedges		7,199	(21,992)	-
Equity-accounted investees – share of other comprehensive loss		(609,071)	(62,327)	(19,716)
Related tax		230,202	316,372	191,809
		(7,105,207)	(876,935)	(613,679)
Other comprehensive income (loss), net of tax		(7,329,827)	(818,853)	(1,383,775)
Total comprehensive income for the year		$1,423,530	39,669,910	9,510,002
Profit (loss) attributable to:
Shareholders of AU Optronics Corp.		$9,965,129	42,609,500	13,071,646
Non-controlling interests		(1,211,772)	(2,120,737)	(2,177,869)
Profit for the year		$8,753,357	40,488,763	10,893,777
Total comprehensive income (loss) attributable to:
Shareholders of AU Optronics Corp.		$4,502,568	42,146,146	11,996,308
Non-controlling interests		(3,079,038)	(2,476,236)	(2,486,306)
Total comprehensive income for the year		$1,423,530	39,669,910	9,510,002
Earnings per share	37
Basic earnings per share		$1.04	4.43	1.36
Diluted earnings per share		$1.02	4.27	1.34

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to shareholders of AU Optronics Corp.
			Retained earnings (Accumulated deficit)			Other components of equity
	Common stock	Capital surplus	Legal reserve	Unappropriated earnings (deficit)	Subtotal	Cumulative translation differences	Unrealized gains (losses) on financial assets at fair value through other comprehensive income	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Subtotal	Equity attributable to shareholders of AU Optronics Corp.	Non-controlling interests	Total equity
Balance at January 1, 2016	$96,242,451	60,247,848	2,164,596	(6,657,762)	(4,493,166)	6,540,196	-	(539,653)	14,793	6,015,336	158,012,469	22,648,604	180,661,073
Appropriation of earnings
Legal reserve	-	-	493,196	(493,196)	-	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(3,368,486)	(3,368,486)	-	-	-	-	-	(3,368,486)	-	(3,368,486)
Profit (loss) for the year	-	-	-	9,965,129	9,965,129	-	-	-	-	-	9,965,129	(1,211,772)	8,753,357
Other comprehensive income, net of tax	-	-	-	(224,522)	(224,522)	(6,009,190)	-	763,952	7,199	(5,238,039)	(5,462,561)	(1,867,266)	(7,329,827)
Total comprehensive income for the year	-	-	-	9,740,607	9,740,607	(6,009,190)	-	763,952	7,199	(5,238,039)	4,502,568	(3,079,038)	1,423,530
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	(290,111)	-	(428,337)	(428,337)	-	-	-	-	-	(718,448)	(1,057,031)	(1,775,479)
Group reorganization	-	20,006	-	-	-	-	-	-	-	-	20,006	37,036	57,042
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(161,367)	(161,367)
Balance at December 31, 2016	96,242,451	59,977,743	2,657,792	(1,207,174)	1,450,618	531,006	-	224,299	21,992	777,297	158,448,109	18,388,204	176,836,313
Appropriation of earnings
Legal reserve	-	-	781,894	(781,894)	-	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(5,389,577)	(5,389,577)	-	-	-	-	-	(5,389,577)	-	(5,389,577)
Profit (loss) for the year	-	-	-	42,609,500	42,609,500	-	-	-	-	-	42,609,500	(2,120,737)	40,488,763
Other comprehensive income, net of tax	-	-	-	57,881	57,881	(1,651,975)	-	1,152,732	(21,992)	(521,235)	(463,354)	(355,499)	(818,853)
Total comprehensive income for the year	-	-	-	42,667,381	42,667,381	(1,651,975)	-	1,152,732	(21,992)	(521,235)	42,146,146	(2,476,236)	39,669,910
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	42,566	-	(16,090)	(16,090)	-	-	-	-	-	26,476	(6,421)	20,055
Differences between consideration and carrying amount arising from disposal of interest in subsidiary	-	518,196	-	-	-	-	-	-	-	-	518,196	(518,196)	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	1,681,150	1,681,150
Balance at December 31, 2017	96,242,451	60,538,505	3,439,686	35,272,646	38,712,332	(1,120,969)	-	1,377,031	-	256,062	195,749,350	17,068,501	212,817,851
Adjustments on initial application of new standards	-	-	-	73,020	73,020	-	1,303,816	(1,377,031)	-	(73,215)	(195)	-	(195)
Adjusted balance at January 1, 2018	96,242,451	60,538,505	3,439,686	35,345,666	38,785,352	(1,120,969)	1,303,816	-	-	182,847	195,749,155	17,068,501	212,817,656
Appropriation of earnings
Legal reserve	-	-	3,235,942	(3,235,942)	-	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	(14,436,368)	(14,436,368)	-	-	-	-	-	(14,436,368)	-	(14,436,368)
Profit (loss) for the year	-	-	-	13,071,646	13,071,646	-	-	-	-	-	13,071,646	(2,177,869)	10,893,777
Other comprehensive income, net of tax	-	-	-	(16,862)	(16,862)	(306,716)	(751,760)	-	-	(1,058,476)	(1,075,338)	(308,437)	(1,383,775)
Total comprehensive income for the year	-	-	-	13,054,784	13,054,784	(306,716)	(751,760)	-	-	(1,058,476)	11,996,308	(2,486,306)	9,510,002
Deemed contributions from shareholders	-	33,304	-	-	-	-	-	-	-	-	33,304	-	33,304
Adjustments for changes in investees’ equity	-	28,891	-	158	158	-	-	-	-	-	29,049	(20,998)	8,051
Group reorganization	-	19,524	-	-	-	(22,225)	-	-	-	(22,225)	(2,701)	2,701	-
Disposal of equity investments at fair value through other comprehensive income	-	-	-	(50,084)	(50,084)	-	50,084	-	-	50,084	-	-	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(147,339)	(147,339)
Balance at December 31, 2018	$96,242,451	60,620,224	6,675,628	30,678,214	37,353,842	(1,449,910)	602,140	-	-	(847,770)	193,368,747	14,416,559	207,785,306

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

(Expressed in thousands of New Taiwan dollars)

	2016	2017	2018
Cash flows from operating activities:
Profit before income tax	$11,185,902	39,363,606	11,216,151
Adjustments for:
- depreciation	38,533,775	35,801,230	33,686,561
- amortization	1,159,465	628,606	540,969
- loss (gain) on financial instruments at fair value through profit or loss	491,860	(795,098)	(406,507)
- interest expense	2,707,887	2,867,861	2,663,605
- interest income	(494,542)	(612,210)	(841,615)
- dividend income	(107,141)	(248,514)	(468,263)
- share of profit of equity-accounted investees	(100,778)	(239,006)	(311,714)
- gains on disposals of property, plant and equipment, net	(24,278)	(330,814)	(1,923,044)
- losses (gains) on disposals of investments and financial assets, net	333,858	(42,788)	-
- write-downs of inventories	3,673,213	3,756,726	5,171,752
- impairment losses on assets	34,733	1,046,668	399,363
- unrealized foreign currency exchange losses (gains)	(1,386,370)	776,962	545,856
- others	(37,295)	(126,760)	(132,537)
Changes in operating assets and liabilities:
- accounts receivable	(13,023,581)	4,643,577	(3,702,504)
- receivables from related parties	(47,075)	659,522	(826,893)
- inventories	112,708	(1,149,146)	(6,825,812)
- other current assets	7,312,751	1,572,360	3,260,786
- accounts payable	(601,488)	(2,489,088)	2,776,504
- payables to related parties	(504,779)	(1,164,514)	503,293
- net defined benefit liability	(57,382)	(103,668)	(82,176)
- provisions	(3,125,053)	(911,810)	636,100
- other current liabilities	(4,454,647)	3,974,959	(3,679,040)
Cash generated from operations	41,581,743	86,878,661	42,200,835
Cash received from interest income	501,076	628,223	815,890
Cash received from dividends	311,492	421,550	670,234
Cash paid for interest	(2,105,285)	(2,551,944)	(2,481,821)
Cash paid for income taxes	(3,593,180)	(1,013,159)	(1,004,444)
Net cash provided by operating activities	36,695,846	84,363,331	40,200,694
Cash flows from investing activities:
Acquisitions of financial assets at fair value through profit or loss	-	-	(2,509,528)
Disposals of financial assets at fair value through profit or loss	-	-	924,567
Acquisitions of financial assets at fair value through other comprehensive income	-	-	(3,452,722)
Proceeds from disposals of financial assets at fair value through other comprehensive income	-	-	59,021
Acquisitions of available-for-sale financial assets	(66,948)	(201,434)	-
Proceeds from disposals of available-for-sale financial assets	9,917	-	-
Proceeds from return of capital by available-for-sale financial assets	-	32,000	-
Acquisitions of equity-accounted investees	(240,500)	(397,000)	(684,756)
Proceeds from disposals of equity-accounted investees	3,522,610	56	-
Proceeds from return of capital by equity-accounted investees	-	-	99,200
Net cash outflow arising from acquisition of subsidiaries	-	-	(448,488)
Net cash inflows resulting from disposals of subsidiaries	179,262	276,393	51,387
Acquisitions of property, plant and equipment	(46,220,129)	(43,881,660)	(34,770,263)
Proceeds from disposals of property, plant and equipment	789,682	1,149,649	6,408,057
Increase in refundable deposits	(16,955)	(404,233)	(169,666)
Increase in intangible assets	(187,020)	(196,781)	-
Increase in other financial assets	(37,246)	(44,469)	(4,635)
Net cash used in investing activities	(42,267,327)	(43,667,479)	(34,497,826)
Cash flows from financing activities:
Proceeds from short-term borrowings	17,676,857	10,548,495	2,526,082
Repayments of short-term borrowings	(18,742,699)	(7,644,568)	(5,343,976)
Proceeds from long-term borrowings	61,799,594	34,872,615	4,271,566
Repayments of long-term borrowings	(45,650,997)	(47,443,813)	(28,736,527)
Guarantee deposits refunded	(30,944)	(34,654)	(13,402)
Cash dividends	(3,368,486)	(5,389,577)	(14,436,368)
Net change of non-controlling interests and others	(962,106)	1,681,150	(114,035)
Net cash provided by (used in) financing activities	10,721,219	(13,410,352)	(41,846,660)
Effect of exchange rate change on cash and cash equivalents	(3,839,190)	(2,456,132)	286,472
Net increase (decrease) in cash and cash equivalents	1,310,548	24,829,368	(35,857,320)
Cash and cash equivalents at January 1	78,880,700	80,191,248	105,020,616
Cash and cash equivalents at December 31	$80,191,248	105,020,616	69,163,296

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

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

The principal operating activities of AUO and its subsidiaries (hereinafter referred to as “the Company”) are described in note 5(c)(2).

2.	The Authorization of Financial Statements

These consolidated financial statements were authorized for issue by the audit committee of the Board of Directors of AUO on March 22, 2019.

3.	Application of New and Revised Standards, Amendments and Interpretations

(a)	New and revised standards, amendments and interpretations in issue but not yet effective

In preparing the accompanying consolidated financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IFRS 3, Definition of a Business	January 1, 2020
Amendments to IFRS 9, Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Subject to IASB’s announcement
IFRS 16, Leases	January 1, 2019
IFRS 17, Insurance Contracts	January 1, 2021
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020
Amendments to IAS 19, Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23, Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements to IFRSs 2015 – 2017 Cycle	January 1, 2019

F-7	(Continued)

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

Upon the initial application of IFRS 16, if the Company is a lessee, it is required to recognize a right-of-use asset and a lease liability on the statement of financial position for all leases with exception for leases of low-value assets and short-term leases which the Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17. Additionally, a depreciation expense charged on the right-of-use asset and an interest expense accrued on the lease liability, for which interest is computed by using effective interest method, are recognized separately on the statement of comprehensive income. On the statement of cash flows, cash payments for the principal amount of the lease liability will be classified within financing activities; cash payments for interest portion will be classified within operating activities.

When IFRS 16 becomes effective, as a lessee, the Company will apply this Standard using the modified retrospective approach with the cumulative effect of the initial application of this Standard recognized at the date of initial application. Comparative financial information will not be restated. As a lessor, the Company is not required to make any adjustments for leases except it is an intermediate lessor in a sub-lease.

F-8	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company has performed an assessment and identification over its current operating leases whether they are in scope of IFRS 16. The main impact to the Company may arise from its lease contracts of land and plant which are currently accounted as operating lease. Please refer to note 25 for the related disclosures. The Company has identified whether a contract that contains a lease meets the definition of a lease under this Standard, and if so, a right-of-use asset and a lease liability will be recognized. The Company estimated that the right-of-use asset and the lease liability would increase by $14,059,544 thousand and $12,689,526 thousand, respectively, at January 1, 2019 as a result of the application of IFRS 16.

Except for the aforementioned impacts, as of the date that the accompanying consolidated financial statements were issued, the Company continues in assessing the potential impact on its financial position and results of operations as a result of the application of other standards, interpretations and amendments.

4.	Changes in Significant Accounting Policies

A number of new standards are effective from January 1, 2018 which do not have a material effect on the Company’s consolidated financial statements. The Company has made certain adjustments upon the initial application of IFRS 9 and IFRS 15 which did not have a material impact on the consolidated financial statements. The following sets forth the adjustments made by the Company upon adoption.

Due to the transition methods chosen by the Company in applying these standards, comparative information throughout these consolidated financial statements has not been restated to reflect the requirements of the new standards.

(a)	IFRS 9, Financial Instruments

IFRS 9 replaces the current standards on accounting for financial instruments, IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 contains three principal classification categories for financial assets: at amortized cost, at fair value through other comprehensive income (“FVTOCI”) and at fair value through profit or loss (“FVTPL”). Under IFRS 9, the classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. This Standard eliminates the classification of financial assets under IAS 39 which are held to maturity, loans and receivables and available for sale. In addition, IAS 39 has an exception for the measurement of investments in equity instruments (and its derivatives) that do not have a quoted market price in an active market and for which fair value cannot therefore be measured reliably; such financial instruments are measured at cost. IFRS 9 removes this exception and requires that all equity instruments (and its derivatives) should be measured at fair value.

F-9	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

See note 5(g) for an explanation of the Company’s accounting policies on how it classifies and measures financial assets and accounts for related gains and losses under IFRS 9. In addition, the adoption of IFRS 9 has not had a material impact on the Company’s accounting policies related to financial liabilities.

Under IFRS 9, a new “expected credit loss” model is used to measure the impairment of financial assets, which replaces the “incurred loss” model in IAS 39. The new impairment model applies to financial assets at amortized cost and contract assets that result from transactions that are within the scope of IFRS 15, but not to investments in equity instruments.

See note 5(g) for an explanation of the Company’s accounting policies related to the impairment of financial assets under IFRS 9.

Upon the initial application of IFRS 9, the Company elected not to restate comparative information for prior reporting period with respect to the classification and measurement (including impairment) changes. The cumulative effect of initially applying this Standard was recognized in retained earnings and the components of other equity as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9, and therefore is not comparable to the information presented for 2018 under IFRS 9.

The following tables set out measurement categories, carrying amounts and related reconciliation for each class of the Company’s financial assets as at January 1, 2018 when retrospectively applying IFRS 9 (no change in measurement categories and carrying amounts for financial liabilities).

	IAS 39		IFRS 9
	Measurement category	Carrying amount	Measurement category	Carrying amount	Note
		(in thousands)		(in thousands)
Financial assets
Cash and cash equivalents	Loans and receivables	$105,020,616	Amortized cost	$105,020,616
Derivatives	Held for trading	70,366	Mandatorily at FVTPL	70,366
Investments in equity instruments	Available-for-sale	4,348,134	FVTOCI	4,348,134	(i)
Receivables, net (including related parties)	Loans and receivables	40,645,366	Amortized cost	40,645,366
Other financial assets, refundable deposits and restricted cash in banks	Loans and receivables	1,107,757	Amortized cost	1,107,757
Long-term receivables	Loans and receivables	1,790,400	Amortized cost	1,790,400

F-10	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Carrying amount as of December 31, 2017 under IAS 39	Reclassification	Remeasurement	Carrying amount as of January 1, 2018 under IFRS 9	Adjustments to retained earnings on January 1, 2018	Adjustments to other equity on January 1, 2018	Note
	(in thousands)
Financial assets at FVTOCI	$-	-	-	-	-	-
Equity instruments
－Reclassification from available-for-sale financial assets	-	4,348,134	-	4,348,134	73,020	(73,020)	(i)
	$-	4,348,134	-	4,348,134	73,020	(73,020)

	Carrying amount as of December 31, 2017 under IAS 39	Adjustments on initial application of new standards	Carrying amount as of January 1, 2018 under IFRS 9	Adjustments to retained earnings on January 1, 2018	Adjustments to other equity on January 1, 2018	Note
	(in thousands)
Investments in equity-accounted investees	$5,597,287	(195)	5,597,092	-	(195)	(ii)

(i)	The equity investments that previously classified as available-for-sale financial assets under IAS 39 were classified as at FVTPL or designated as at FVTOCI under IFRS 9 considering the Company’s strategy for holding these equity investments. The related other equity－unrealized gains (losses) on available-for-sale financial assets of $1,404,832 thousand was reclassified to other equity－unrealized gains (losses) on financial assets at fair value through other comprehensive income. Additionally, since no impairment assessment is required for the aforementioned equity investments which are designated as at FVTOCI under IFRS 9, the impairment losses recognized and carried in retained earnings for these investments under IAS 39 were adjusted with a decrease of $73,020 thousand in other equity－unrealized gains (losses) on financial assets at fair value through other comprehensive income and an increase of $73,020 thousand in retained earnings on January 1, 2018 upon transition to IFRS 9.

(ii)	In connection with the retrospective adjustment made upon initial application of IFRS 9 by associates which account for using equity method, corresponding adjustments are made by the Company on January 1, 2018, which resulted in a decrease of investments in equity-accounted investees amounting to $195 thousand, a decrease in other equity－unrealized gains (losses) on financial assets at fair value through other comprehensive income of $27,996 thousand and an increase in other equity－unrealized gains (losses) on available-for-sale financial assets of $27,801 thousand.

F-11	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, using a five-step model framework to determine the method, timing and amount of revenue recognized. This Standard replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts, and the related interpretations. See note 5(s) for an explanation of the relevant accounting policies. The nature and impact of the change in accounting policies are detailed below:

(1)	Sales of goods

Under IFRS 15, revenue for the sale of goods is recognized when a customer obtains control of the goods. For contracts that permit a customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

For contracts with volume discounts to customers, under IFRS 15, revenue is recognized on a net basis of contract price less estimated volume discounts, and only to the extent that it is highly probable that a significant reversal will not occur.

Under IFRS 15, a refund liability (presented under other current liabilities) is measured at the amount of consideration received (or receivable) for which an entity does not expect to be entitled. The refund liability shall be updated at the end of each reporting period for changes in circumstances.

(2)	Rendering of services

Under IFRS 15, for rendering of services, the consideration of the entire contract is allocated on a basis of a relative stand-alone selling price of the services. The stand-alone selling price is determined based on the list price of service at which the Company sells that service separately.

The Company elected to apply this Standard retrospectively only to contracts that are not completed at the date of initial application, and elected not to restate the comparative information for prior reporting period. Upon the initial application of this Standard, there was no cumulative effect and no adjustment was made to retained earnings on January 1, 2018.

F-12	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables summarize the impacts of adopting IFRS 15 on the Company’s consolidated financial statements for the year ended December 31, 2018.

(1)	Related impacts to the consolidated statement of financial position

	December 31, 2018
	Carrying amount under IAS 18 and related standards and interpretations	Adjustments from changes in accounting policies	Carrying amount under IFRS 15
	(in thousands)
Accounts receivable, net	$42,801,513	1,846,468	44,647,981
Accounts receivable from related parties, net	2,754,253	-	2,754,253
Impacts to total assets		$1,846,468

Other current liabilities	$22,445,064	1,846,468	24,291,532
Impacts to total liabilities		$1,846,468

	January 1, 2018
	Carrying amount under IAS 18 and related standards and interpretations	Adjustments from changes in accounting policies	Carrying amount under IFRS 15
	(in thousands)
Accounts receivable, net	$38,738,211	1,721,331	40,459,542
Accounts receivable from related parties, net	1,853,062	13,218	1,866,280
Impacts to total assets		$1,734,549

Other current liabilities	$26,368,732	1,734,549	28,103,281
Impacts to total liabilities		$1,734,549

F-13	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Related impacts to the consolidated statement of cash flows

	For the year ended December 31, 2018
	Carrying amount under IAS 18 and related standards and interpretations	Adjustments from changes in accounting policies	Carrying amount under IFRS 15
	(in thousands)
Accounts receivable	$(3,577,367)	(125,137)	(3,702,504)
Receivables from related parties	(840,111)	13,218	(826,893)
Other current liabilities	(3,790,959)	111,919	(3,679,040)
Impacts to net cash provided by (used in) operating activities		$-
Impacts to net increase (decrease) in cash and cash equivalents		$-

The above-mentioned reconciliation items represent volume discounts which the Company expects it may occur. Prior to the application of IFRS 15, the amount of the reconciliation item was recognized as a reduction of receivables. Under IFRS 15, such amount was recorded as a refund liability (presented under other current liabilities).

Notwithstanding the aforementioned difference, there are no differences between the consolidated statement of comprehensive income prepared under IAS 18, IAS 11 and the related interpretations and the one prepared under IFRS 15 upon the initial application.

5.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out as below. The significant accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

F-14	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Basis of preparation

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

(i)	Financial instruments at fair value through profit or loss (including derivative financial instruments) (note 8);

(ii)	Financial assets at fair value through other comprehensive income (note 9);

(iii)	Available-for-sale financial assets measured at fair value (note 10); and

(iv)	Defined benefit asset (liability) is recognized as the fair value of the plan assets less the present value of the defined benefit obligation (note 26).

(2)	Functional and presentation currency

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

F-15	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Upon the loss of control, the Company derecognizes the carrying amounts of the assets and liabilities of the subsidiary and non-controlling interests. Any interest retained in the former subsidiary is remeasured at fair value when control is lost. Any surplus or deficit arising from the loss of control is recognized in profit or loss. The gain or loss is measured as the difference between:

(i)	The aggregate of:

a.	the fair value of the consideration received, and

b.	the fair value of any retained investment in the former subsidiary at the date when the Company loses control.

(ii)	The aggregate of the carrying amount of the former subsidiary’s assets (including goodwill), liabilities and non-controlling interests at the date when the Company loses control.

When the Company loses control of a subsidiary, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Company had directly disposed of the related assets or liabilities.

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2018
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00

F-16	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2018
AUO	Space Money Inc. (SMI)	Sales of content management system and hardware; leasing (Taiwan ROC)	100.00	100.00
AUO	U-Fresh Technology Inc. (UTI)	Planning, design and development of construction for environmental protection and related project management (Taiwan ROC)	100.00(1)	100.00
AUO	ComQi Ltd. (CQIL)	Holding company (Israel)	-	100.00(2)
AUO, Konly and Ronly	Darwin Precisions Corporation (DPTW)	Manufacturing, design and sales of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	41.05(3)	41.05(3)
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Manufacturing and sales of ingots and solar wafers (Taiwan ROC)	96.03	96.02(4)
AUO, Konly, Ronly and ACTW	Sanda Materials Corporation (SDMC)	Holding company (Taiwan ROC)	99.9950	100.00(5)
AUO and AULB	AU Optronics Europe B.V. (AUNL)	Sales support of TFT-LCD panels (Netherlands)	100.00	100.00(6)
Konly	LiGen Power Corporation (LGPC)(7)	Renewable energy power generation (Taiwan ROC)	100.00	-
Konly	ChampionGen Power Corporation (CGPC)	Solar power generation (Taiwan ROC)	100.00(1)	-(8)
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sales of solar wafers (Malaysia)	100.00	100.00
SDMC	M.Setek Co., Ltd. (M.Setek)	Manufacturing and sales of ingots (Japan)	99.9991	99.9991
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD panels (United States)	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support of TFT-LCD panels (Japan)	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD panels (South Korea)	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD panels (Singapore)	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar modules (Czech Republic)	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD panels (PRC)	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00

F-17	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2018
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Manufacturing and assembly of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Repairing of TFT-LCD modules (Slovakia Republic)	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing TFT-LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing and sales of TFT-LCD panels (PRC)	51.00	51.00
AULB	a.u. Vista Inc. (AUVI)	Research and development and IP related business (United States)	100.00	100.00
AULB and DPTW	BriView (L) Corp. (BVLB)	Holding company (Malaysia)	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)(7)	Manufacturing and sales of solar modules (PRC)	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Sales and sales support of solar-related products (United States)	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Sales support of solar-related products (Netherlands)	100.00	100.00
AUXM	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sales of liquid crystal products and related parts (PRC)	100.00	100.00
AUSH	AUO Care Information Tech. (Suzhou) Co., Ltd. (A-Care)	Design, development and sales of software and hardware for health care industry (PRC)	100.00(1)	100.00
AUSH	U-Fresh Technology (Suzhou) Co., Ltd. (UFSZ)	Planning, design and development of construction project for environmental protection and related project management (PRC)	-	100.00(1)
AUSH	Edgetech Data Technologies (Suzhou) Corp., Ltd. (EDT)	Design and sales of software and hardware integration system and equipment relating to intelligent manufacturing (PRC)	-	100.00(1)
AUSH	Mega Insight Smart Manufacturing (Suzhou) Corp., Ltd. (MIS)	Development and licensing of software relating to intelligent manufacturing, and related consulting services (PRC)	-	100.00(1)
CQIL	ComQi Holdings Ltd. (CQHLD)	Holding company (United Kingdom)	-	100.00(2)

F-18	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2018
CQHLD	ComQi UK Ltd. (CQUK)	Sales support of content management system (United Kingdom)	-	100.00(2)
CQHLD	ComQi Inc. (CQUS)	Sales of content management system and hardware (United States)	-	100.00(2)
CQHLD	ComQi Canada Inc. (CQCA)	Research and development of content management system (Canada)	-	100.00(2)
DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding company (Malaysia)	100.00	100.00
DPTW	Forhouse International Holding Ltd. (FHVI)	Holding company (BVI)	100.00	100.00
DPTW	Force International Holding Ltd. (FRVI)	Holding company (BVI)	100.00	100.00
FHVI	Fortech International Corp. (FTMI)	Holding company (Mauritius)	100.00	100.00
FHVI	Forward Optronics International Corp. (FWSA)	Holding company (Samoa)	100.00	100.00
FHVI	Prime Forward International Ltd. (PMSA)	Holding company (Samoa)	100.00	100.00
FHVI	Full Luck Precisions Co., Ltd. (FLMI)(7)	Holding company (Mauritius)	100.00	-
FRVI	Forefront Corporation (FFMI)	Holding company (Mauritius)	100.00	100.00
FFMI	Forhouse Electronics (Suzhou) Co., Ltd. (FHWJ)	Manufacturing of motorized treadmills (PRC)	100.00	100.00
FTMI	Fortech Electronics (Suzhou) Co., Ltd. (FTWJ)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
FTMI	Fortech Optronics (Xiamen) Co., Ltd. (FTXM)(7)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	-
FWSA and FTMI	Suzhou Forplax Optronics Co., Ltd. (FPWJ)	Manufacturing and sales of precision plastic parts (PRC)	100.00	100.00
PMSA	Fortech Electronics (Kunshan) Co., Ltd. (FTKS)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
FLMI	Full Luck (Wujiang) Precisions Co., Ltd. (FLWJ)(7)	Manufacturing and sales of precision metal parts (PRC)	100.00	-
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00

F-19	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2017	December 31, 2018
DPLB	Darwin Precisions (Slovakia) s.r.o. (DPSK)	Manufacturing, assembly and sales of automotive parts (Slovakia Republic)	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)(7)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	-
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sales of liquid crystal products and related parts (PRC)	100.00	100.00

Note 1:	UTI was incorporated in January 2017. CGPC was incorporated in May 2017. A-Care was incorporated in September 2017. UFSZ was incorporated in February 2018. EDT and MIS were incorporated in August 2018.

Note 2:	In March 2018, the Company acquired 100% of the shareholdings of CQIL and its subsidiaries (hereinafter referred to as “ComQi”) and therefore, obtained control over ComQi. Please refer to note 15 for further details.

Note 3:	As at December 31, 2017 and 2018, although the Company did not own more than 50% of the DPTW’s ownership interests, it was considered to have de facto control over the main operating policies of DPTW. As a result, DPTW was accounted for as a subsidiary of the Company. Please refer to note 16 for further details.

Note 4:	As part of a business restructuring, Konly and Ronly disposed its shareholdings in ACTW to AUO, respectively, during December 2018. This was treated as an equity transaction as there was no change in control of ACTW by the Company.

Note 5:	As part of a business restructuring, AUO, Konly and Ronly disposed all of their shareholdings in SDMC to ACTW during the second quarter of 2018. This was treated as an equity transaction as there was no change in control of SDMC by the Company.

Note 6:	As part of a business restructuring, AULB disposed all of its shareholdings in AUNL to AUO during December 2018. This was treated as an equity transaction as there was no change in control of AUNL by the Company.

F-20	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note7:	As part of a business restructuring, DPCD, FTXM, FLMI, FLWJ, AETJ and LGPC have been resolved by their respective boards of directors for dissolution. As of December 31, 2018, except AETJ is still in the process of liquidation, the other entities have been liquidated.

Note8:	The Company disposed all of its shareholdings in CGPC to Star Shining Energy Corporation (“SSEC”), an associate of the Company, in September 2018. Please refer to note 17 for further details.

(d)	Foreign currency

(1)	Foreign currency transactions

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

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NTD using the exchange rates at each reporting date. Income and expenses of foreign operations are translated at the average exchange rates for the period unless the exchange rates fluctuate significantly during the period; in that case, the exchange rates at the dates of the transactions are used. Foreign currency differences are recognized in other comprehensive income and accumulated in equity (attributed to shareholders of AUO and non-controlling interests as appropriate).

F-21	(Continued)

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

Cash comprises cash balances and demand deposits. Cash equivalents comprise short-term highly liquid investments that are readily convertible into known amount of cash and are subject to an insignificant risk of changes in their fair value. Time deposits with short-term maturity but not for investments and other purposes and are qualified with the aforementioned criteria are classified as cash equivalent.

F-22	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Financial instruments

(1)	Financial assets (policy applicable from January 1, 2018)

(i)	Classification of financial assets

The Company classifies financial assets into the following categories: financial assets at amortized cost, financial assets at fair value through other comprehensive income and financial assets at fair value through profit or loss. When, and only when, the Company changes its business model for managing financial assets it shall reclassify all affected financial assets.

a.	Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss:

i.	it is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and

ii.	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Such financial assets are initially recognized at fair value, plus any directly attributable transaction costs. Subsequently, these assets are measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses, and recognition (reversal) of impairment losses, are recognized in profit or loss.

b.	Financial assets at fair value through other comprehensive income

On initial recognition, the Company is able to make an irrevocable election to present subsequent changes in the fair value of investments in equity instruments that is not held for trading in other comprehensive income. This election is made on an instrument-by-instrument basis.

F-23	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Such financial assets are initially recognized at fair value, plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein are recognized in other comprehensive income and accumulated in equity－unrealized gains (losses) on financial assets at fair value through other comprehensive income, except for dividends deriving from equity investments which are recognized in profit or loss (unless the dividend clearly represents a recovery of part of the cost of the investment). When an investment is derecognized, the cumulative gain or loss in equity will not be reclassified to profit or loss, instead, is reclassified to retained earnings.

Dividends on investments in equity instruments are recognized on the date that the Company’s right to receive the dividends is established.

c.	Financial assets at fair value through profit or loss

All financial assets not classified as at amortized cost or at fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets.

Such financial assets are initially recognized at fair value, and attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, they are measured at fair value and changes therein are recognized in profit or loss.

(ii)	Impairment of financial assets

The Company recognizes loss allowances for expected credit losses on financial assets at amortized cost (including cash and cash equivalents, receivables, refundable deposits and other financial assets, etc.) and contract assets.

The expected credit loss is the weighted average of credit losses with the respective risks of a default occurring on the financial instrument as the weights.

The Company measures the loss allowance for a financial instrument at an amount equal to lifetime expected credit losses, except for the financial instrument that is determined to have low credit risk at the reporting date and the credit risk thereof has not increased significantly since initial recognition, which is measured at an amount equal to the 12-month expected credit losses. For trade receivables and contract assets, the Company measures their loss allowances at an amount equal to lifetime expected credit losses.

F-24	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and credit assessment as well as forward-looking information.

In the circumstance that a financial asset is past due or the borrower is unlikely to pay its credit obligations to the Company in full, the Company considers the credit risk on that financial asset has significantly increased, or further, to be in default.

At each reporting date, the Company assesses whether financial assets at amortized cost are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets are deducted from the gross carrying amount of the assets. The recognition or reversal of the loss allowance is recognized in profit or loss.

(iii)	De-recognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from the asset expire, or when the Company transfers substantially all the risks and rewards of ownership of the financial assets to another entity.

(2)	Financial assets (policy applicable before January 1, 2018)

(i)	Classification of financial assets

The Company classifies financial assets into the following categories: financial assets at fair value through profit or loss, receivables and available-for-sale financial assets.

a.	Financial assets at fair value through profit or loss

The Company has certain financial assets to hedge its exposure to foreign exchange risk arising from operating and financing activities. When a financial asset is not effective as a hedge, the Company accounts for it as a financial asset at fair value through profit or loss.

F-25	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

b.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as receivables or financial assets at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value, plus any directly attributable transaction cost. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, dividend income and foreign currency differences related to monetary financial assets, are recognized in other comprehensive income and presented within equity in unrealized gains (losses) on available-for-sale financial assets. When an investment is derecognized, the cumulative gain or loss in equity is reclassified to profit or loss. A regular way, purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, are carried at their cost less any impairment losses.

Cash dividends on equity instruments are recognized in profit or loss on the date that the Company’s right to receive dividends is established.

c.	Receivables

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

(ii)	Impairment of financial assets

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

For receivables, the Company first assesses whether objective evidence of impairment exists that are individually significant. If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually. For receivables other than those aforementioned, the Company groups those assets and collectively assesses them for impairment. An impairment loss for trade receivables is reflected in an allowance account against the receivables. When it is determined a receivable is uncollectible, it is written off from the allowance account. If any subsequent recovery of receivable previously written off can be related objectively to an event occurring after the impairment loss was recognized, it is credited against the allowance account and recognized in profit or loss.

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

(iii)	De-recognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash inflow from the asset expire, or when the Company transfers substantially all the risks and rewards of ownership of the financial assets to another entity.

On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received or receivable and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

F-27	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Financial liabilities

(i)	Classification of financial liabilities

The Company classifies financial liabilities into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

a.	Financial liabilities at fair value through profit or loss

The Company designates financial liabilities as held for trading for the purpose of hedging exposure to foreign exchange risk arising from operating and financing activities. When a financial liability is not effective as a hedge, the Company accounts for it as a financial liability at fair value through profit or loss.

The Company designates financial liabilities, other than the one mentioned above, as at fair value through profit or loss at initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial liabilities in this category are subsequently measured at fair value and changes therein, which takes into account any interest expense, are recognized in profit or loss.

b.	Other financial liabilities

Financial liabilities not classified as held for trading, or not designated as at fair value through profit or loss (including loans and borrowings, trade and other payables), are measured at fair value, plus any directly attributable transaction cost at the time of initial recognition. Subsequent to initial recognition, they are measured at amortized cost calculated using the effective interest method, except for insignificant recognition of interest expense from short-term borrowings and payables. Interest expense not capitalized as an asset cost is recognized in profit or loss.

(ii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when the contractual obligation has been discharged, cancelled or expired. The difference between the carrying amount and the consideration paid or payable, including any non-cash assets transferred or liabilities assumed is recognized in profit or loss.

F-28	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Offsetting of financial assets and liabilities

The Company presents financial assets and liabilities on a net basis in the consolidated statement of financial position when the Company has the legally enforceable rights to offset, and intends to settle such financial assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

(h)	Inventories

The cost of inventories includes all necessary expenditures and charges for bringing the inventory to a stable, useable and marketable condition and location. The production overhead is allocated to finished goods and work in process based on the normal capacity of the production facilities. Subsequently, inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted-average method. Net realizable value for raw materials is based on replacement cost. Net realizable value for finished goods and work in process is calculated based on the estimated selling price less all estimated costs of completion and the estimated costs necessary to make the sale.

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

F-29	(Continued)

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

F-30	(Continued)

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

Profits and losses resulting from the transactions between the Company and associates are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest, including any long-term investments that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation, or has made payments on behalf of the investee.

(k)	Investments in joint ventures

Joint venture is a joint arrangement whereby the Company and other parties agreed to share the control of the arrangement, and have rights to the net assets of the arrangement. Unanimous consent from the parties sharing control is required when making decisions for the relevant activities of the arrangement. Investments in joint venture are accounted for in the Company’s consolidated financial statements under the equity method.

F-31	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Investment property

Investment property is the property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost on initial recognition. Subsequent to initial recognition, investment properties are measured using the cost model. Depreciation is charged and recognized based on the depreciable amount. Depreciation methods, useful lives and residual values are in accordance with the policy of property, plant and equipment. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

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

F-32	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Depreciation

Excluding land, depreciation is recognized in profit or loss and provided over the estimated useful lives of the respective assets, considering significant components of an individual asset, on a straight-line basis less any residual value. If a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Leased assets are depreciated over their useful lives if it is reasonably certain that the Company will obtain ownership by the end of the lease term. Otherwise, leased assets are depreciated over the shorter of the lease term and their useful lives.

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

F-33	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Lessee

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

Equity-method goodwill is included in the carrying amounts of the equity investments. The impairment losses for the goodwill within the equity-accounted investees are accounted for as deductions of carrying amounts of investments in equity-accounted investees.

(2)	Research and development

During the research phase, activities are carried out to obtain and understand new scientific or technical knowledge. Expenditures during this phase are recognized in profit or loss as incurred.

Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following:

(i)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(ii)	its intention to complete the intangible asset and use or sell it;

(iii)	its ability to use or sell the intangible asset;

(iv)	the probability that the intangible asset will generate probable future economic benefits;

(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(vi)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

F-34	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Other than inventories, deferred tax assets and noncurrent assets held for sale, the carrying amounts of the Company’s investment property measured at cost and other long-term non-financial assets (property, plant and equipment and other intangible assets with finite useful lives), are reviewed at the reporting date to determine whether there is any indication of impairment. When there is an indication of impairment exists for the aforementioned assets, the recoverable amount of the asset is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset has been allocated to.

In performing an impairment test for other long-term non-financial assets, the estimated recoverable amount is evaluated in terms of an asset or a CGU. Any excess of the carrying amount of the asset or its related CGU over its recoverable amount is recognized as an impairment loss. The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and its value in use.

F-35	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

If there is evidence that the accumulated impairment loss of an asset other than goodwill and intangible assets with indefinite useful lives in prior years no longer exists or has decreased, the amount previously recognized as an impairment loss is reversed, and the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. The increased carrying amount shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years.

For goodwill and intangible assets with indefinite useful lives or that are not yet available for use, are required to be tested for impairment at least annually. Any excess of the carrying amount of the asset over its recoverable amount is recognized as an impairment loss.

For the purpose of impairment test, goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. If the recoverable amount of a CGU is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to the unit, then the carrying amounts of the other assets in the unit on a pro rata basis. The impairment loss recognized on goodwill is not reversed in a subsequent period.

(r)	Provisions

A provision is recognized when the Company has a present obligation arising from a past event, it is probable that the Company will be required to make an outflow of resources embodying economic benefits to settle the obligation, and the amount of the obligation can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense.

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

F-36	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Onerous contracts

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

Provisions recognized are the best estimates of the expenditure for settling the present obligation at each reporting date.

(s)	Revenue from contracts with customers (policy applicable from January 1, 2018)

Revenue is measured based on the consideration that the Company expects to be entitled in the transfer of goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The following is a description of the Company’s major revenues:

(1)	Sales of goods

Revenue is recognized when the control over a product has been transferred to the customer. The transfer of control refers to the product has been delivered to and accepted by the customer without remaining performance obligations from the Company. Delivery occurs when the product has been shipped to the specified location and the risk of loss over the product has been transferred to the customer, as well as when the product has been accepted by the customer according to the terms of sales contract, or when the Company has objective evidence that all criteria for acceptance have been satisfied.

F-37	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For certain contracts with volume discounts offer to customers, revenue is recognized on a net basis of contract price less estimated volume discounts, and only to the extent that it is highly probable that a significant reversal will not occur. The amount of volume discounts is estimated based on the expected value with reference to the historical experience, and is recorded as refund liability (presented under other current liabilities).

Trade receivable is recognized when the Company is entitled for unconditional right to receive payment upon delivery of goods to customers. The consideration received in advance from the customer according to the sales contract but without delivery of goods is recognized as a contract liability, for which revenue is recognized when the control over the goods is transferred to the customer.

The Company provides standard warranties for goods sold and has obligation to refund payments for defective goods, in which the Company has recognized provisions for warranties to fulfill the obligation. Refer to note 24 for further details.

(2)	Construction contracts

For construction contracts, revenue is recognized progressively based on the progress towards complete satisfaction of contract activities, and only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

If the Company cannot reasonably measure its progress towards complete satisfaction of performance obligations in accordance with the construction contracts, revenue is recognized only to the extent of contract costs incurred that it is expected to be recoverable.

The consideration is paid by the customer according to the agreed payment terms. The excess of the amount that has been recognized as revenue over the amount that the Company has issued a bill is recognized as a contract asset. When the entitlement to the payment becomes unconditional, the contract asset is transferred to receivables.

A contract liability is recognized for an advance consideration that the Company has billed to customers arising from construction contracts. When the construction is completed and accepted by the customers, the contract liability is transferred to revenue.

If there are changes in circumstances, the estimates of revenue, cost and the progress towards complete satisfaction of contract will be amended. Any changes therein are recognized in profit or loss during the period in which the changes and amendments are made.

F-38	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company provides standard warranties for construction contracts and has recognized provisions for warranties to fulfill the obligation. Refer to note 24 for further details.

(3)	Financing components

The Company expects that the length of time when the Company transfers the goods or services to the customer and when the customer pays for those goods or services will be less than one year. Therefore, the amount of consideration is not adjusted for the time value of money.

(t)	Revenue recognition

(1)	Goods sold (policy applicable before January 1, 2018)

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

(i)	Grants for compensating the research and development expenditures

Grants that compensate the Company for research and development expenditures are recognized in profit or loss on a systematic basis in the periods in which the expenses are recognized.

(ii)	Grants related to the purchase of assets

Grants related to the purchase of assets are set up as deferred income and are recognized in profit or loss on a systematic basis over the useful life of the assets.

F-39	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Other grants

Other grants from government that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss of the period in which it becomes receivable.

(u)	Employee benefits

(1)	Defined contribution plans

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

F-40	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	Share-based payment arrangements

The compensation cost of employee share-based payment arrangements is measured based on the fair value at the date on which they are granted. The compensation cost is recognized, together with a corresponding increase in equity, over the periods in which the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards whose related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions, and there is no true-up for differences between expected and actual outcomes.

(w)	Income taxes

Income tax expense comprises current and deferred taxes.

(1)	Current taxes

Current taxes comprise the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years. It is measured using the statutory tax rate or the actual legislative tax rate at the reporting date.

In accordance with the ROC Income Tax Act, undistributed earnings from the companies located in the Republic of China, if any, is subject to an additional surtax. The surtax on unappropriated earnings is recognized during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

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

F-41	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax assets are reviewed at each reporting date, by considering global economic environment, industry environment, statutory tax deduction years and projected future taxable income, and reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets which originally not recognized is also reviewed at each reporting date and recognized to the extent that it is probable that future taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred taxes liabilities for taxable temporary differences related to investments in subsidiaries, associates and joint arrangements are recognized, unless the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the reverse, using the statutory tax rate or the actual legislative tax rate on the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

(x)	Business combinations

The consideration transferred in the acquisition is measured at fair value, as are identifiable net assets acquired. Goodwill is measured as the excess of the aggregate of the fair value of consideration transferred and the amount of any non-controlling interests in the acquiree over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and the amount of any non-controlling interests in the acquiree, after reassessing all of the assets acquired and all of the liabilities assumed being properly identified, the difference is recognized in profit or loss as a gain on bargain purchase.

Acquisition-related costs are expensed as incurred, except that the costs are related to the issue of debt or equity instruments.

Non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured, on a case-by-case basis, at either fair value or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s net identifiable assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs.

F-42	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Any contingent consideration included in the consideration transferred is recognized at fair value at the date of acquisition. Subsequent changes to the fair value of the contingent consideration during the measurement period shall adjust to the cost of the acquisition and the resulting goodwill retrospectively. An adjustment made during the measurement period is to reflect additional information obtained by the Company about facts and circumstances that existed as of the acquisition date. The measurement period shall not exceed one year from the acquisition date. The accounting treatment for those changes to the fair value of the contingent consideration that are not measurement period adjustments is depending on the classification of the contingent consideration. If the contingent consideration is classified as equity, it is not remeasured and the subsequent settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value are recognized in profit or loss.

(y)	Earnings (loss) per share

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

The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings or capital surplus to common stock.

(z)	Operating segments

An operating segment is a component of an entity: (1) that engages in business activities from which it may earn revenue and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (2) whose operating results are reviewed regularly by the entity’s chief operating decision maker (“CODM”) to make decisions pertaining to the allocation of resources to the segment and to assess its performance, and (3) for which discrete financial information is available. Management has determined that the Company has two operating segments: display and energy (formerly named “solar”).

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

F-43	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.	Use of Judgments and Estimates

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

Information about critical judgments, estimates and assumptions in applying accounting policies that have the significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

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

(b)	Impairment of long-term non-financial assets, other than goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future income and expenses related to the specific asset groups with the consideration of the usage mode of asset and the nature of industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

(c)	Impairment of goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified CGUs, allocate the goodwill to relevant CGUs and estimate the recoverable amount of relevant CGUs.

F-44	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Measurement of defined benefit obligations

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

(e)	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires management’s subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits can be utilized and feasible tax planning strategies. Changes in the global economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

(f)	Estimate of variable consideration of revenue (applicable from January 1, 2018)

The Company estimates the amount of variable consideration by using methods either the expected value or the most likely amount based on historical experience, market and economic situation and any known factors that would significantly affect the estimates. The amount of variable consideration is recognized as a reduction of revenue in the same period the related revenue is recognized. The Company periodically reviews the reasonableness of the estimated variable consideration. However, the adequacy of estimations may be affected by factors such as market price competition and the evolution of product technology, which could result in significant adjustments to the variable consideration.

(g)	Estimate of allowance for sales returns and discounts (applicable before January 1, 2018)

The Company records a provision as the deduction of revenue for estimated future sales returns and other allowances in the same period the related revenue is recognized. Estimated sales returns and other allowances are generally made and adjusted based on historical experience, management’s judgment and any known factors that would significantly affect the allowance, and management periodically reviews the reasonableness of the estimates.

(h)	Valuation of inventories

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

F-45	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Cash and Cash Equivalents

	December 31,
	2017	2018
	(in thousands)
Cash on hand, demand deposits and checking accounts	$40,871,878	30,134,051
Time deposits	57,438,459	38,939,198
Government bonds with reverse repurchase agreements	6,710,279	90,047
	$105,020,616	69,163,296

Refer to note 39 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial instruments of the Company.

As at December 31, 2017 and 2018, no cash and cash equivalents were pledged with banks as collaterals.

8.	Financial Assets and Liabilities at Fair Value through Profit or Loss

	December 31,
	2017	2018
	(in thousands)
Financial assets mandatorily measured at FVTPL:
Foreign currency forward contracts	$-	70,074
Structured deposits	-	1,639,457
Financial assets held for trading:
Foreign currency forward contracts	70,366	-
	$70,366	1,709,531

Financial liabilities held for trading:
Foreign currency forward contracts	$106,597	22,115

The Company entered into derivative contracts to manage the exposure to currency risk arising from operating activities. Refer to note 39 for the disclosure of the Company’s credit, currency and interest rate risks related to financial instruments. As of December 31, 2017 and 2018, the Company’s outstanding foreign currency forward contracts were as follows:

December 31, 2017
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2018 – Feb. 2018	USD213,100 / NTD6,377,672
Sell USD / Buy JPY	Jan. 2018 – Jun. 2018	USD304,926 / JPY34,092,055
Sell USD / Buy CNY	Jan. 2018 – Apr. 2018	USD137,000 / CNY903,800
Sell EUR / Buy JPY	Jan. 2018 – Feb. 2018	EUR65,000 / JPY8,691,815
Sell EUR / Buy CZK	Jan. 2018 – Mar. 2018	EUR3,280 / CZK83,502
Sell USD / Buy MYR	Jan. 2018 – Mar. 2018	USD931 / MYR3,811
Sell JPY / Buy NTD	Jan. 2018	JPY10,000,000 / NTD2,654,220
Sell CNY / Buy JPY	Jan. 2018 – Apr. 2018	CNY86,623 / JPY1,443,259
Sell USD / Buy SGD	Jan. 2018	USD5,480 / SGD7,366

F-46	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2019	USD223,000 / NTD6,858,785
Sell USD / Buy JPY	Jan. 2019 – Apr. 2019	USD147,470 / JPY16,493,633
Sell NTD / Buy JPY	Jan. 2019 – Mar. 2019	NTD2,054,260 / JPY7,400,000
Sell USD / Buy CNY	Jan. 2019 – Jun. 2019	USD87,000 / CNY597,420
Sell EUR / Buy JPY	Jan. 2019	EUR12,000 / JPY1,536,180
Sell EUR / Buy USD	Jan. 2019	EUR28,500 / USD32,441
Sell EUR / Buy CZK	Jan. 2019 – Mar. 2019	EUR3,240 / CZK84,081
Sell USD / Buy MYR	Jan. 2019 – Mar. 2019	USD879 / MYR3,670
Sell CNY / Buy JPY	Jan. 2019 – Feb. 2019	CNY60,800 / JPY981,383
Sell USD / Buy SGD	Jan. 2019	USD5,793 / SGD7,940
Sell CNY / Buy USD	Jan. 2019 – Feb. 2019	CNY853,328 / USD124,000

9.	Financial Assets at Fair Value through Other Comprehensive Income

December 31, 2018
(in thousands)
Investments in equity instruments at FVTOCI:
Equity securities – listed stocks	$6,803,900
Equity securities – non-listed stocks	176,025
$6,979,925

F-47	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The purpose that the Company invests in the abovementioned equity securities is for long-term strategies, but rather for trading purpose. Therefore, those equity securities are designated as financial assets at FVTOCI, whereas, were presented under available-for-sale financial assets as of December 31, 2017. Please refer to note 10.

If the value of these equity securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease by $697,993 thousand for the year ended December 31, 2018, respectively.

10.	Available-for-sale Financial Assets－noncurrent

December 31, 2017
(in thousands)
Equity securities	$4,348,134

The Company sold part of its investments in available-for-sale securities during 2016. The selling price and realized gains on disposal amounted to $9,917 thousand and $2,877 thousand, respectively.

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery. As a result, the Company recognized an impairment loss of $686 thousand and $30,000 thousand for the years ended December 31, 2016 and 2017, respectively.

Some of the available-for-sale securities held by the Company were publicly traded equity shares. If the share price of these securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease by $283,670 thousand and $417,032 thousand for the years ended December 31, 2016 and 2017, respectively.

The abovementioned investments held by the Company were presented under financial assets at FVTPL or financial assets at FVTOCI (refer to note 9) as of December 31, 2018.

F-48	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.	Accounts Receivable, net (Including Related and Unrelated Parties)

	December 31,
	2017	2018
	(in thousands)
Accounts receivable	$42,021,402	47,453,087
Less: loss allowance	(93,053)	(50,853)
Less: allowance for sales returns and discounts	(1,337,076)	-
	$40,591,273	47,402,234
Accounts receivable, net	$38,738,211	44,647,981
Accounts receivable from related parties, net	$1,853,062	2,754,253

As of December 31, 2018, the Company measures loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. Analysis of expected credit losses as of December 31, 2018, which was measured based on the aforementioned method, was as follows:

	Carrying amount of accounts receivable	Weighted-average loss rate	Loss allowance for lifetime expected credit losses
	(in thousands)		(in thousands)
Not past due	$46,529,408	0.00%	89
Past due less than 60 days	862,373	0.05%	439
Past due 61~180 days	11,090	0.98%	109
Past due over 180 days	475	100%	475
	$47,403,346		1,112

In addition, the Company recognized a loss allowance amounting to $49,741 thousand as of December 31, 2018 for accounts receivable with gross carrying amount of $49,741 thousand, as there was objective evidence indicating that, under reasonable expectation, it would not be recovered in total.

F-49	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2017, the Company measured the allowance for doubtful debts for accounts receivable using the incurred loss model. Aging analysis of accounts receivable, which were past due but not impaired, as of December 31, 2017, was as follows:

December 31, 2017
(in thousands)
Past due less than 60 days	$560,016
Past due 61~180 days	12,790
$572,806

The movement of the loss allowance for accounts receivable was as follows:

	For the years ended December 31,
	2016		2017
	Individually assessed for impairment	Collectively assessed for impairment	Individually assessed for impairment	Collectively assessed for impairment	2018
	(in thousands)
Balance at beginning of the year (IAS 39)	$11,714	58,183	41,812	62,805	93,053
Adjustments on initial application of IFRS 9					-
Provisions (reversals) charged to (against) expense	31,360	12,938	(28,236)	18,396	(24,302)
Write-offs	-	(7,385)	(6)	-	(17,985)
Effect of changes in foreign currency exchange rates	(1,262)	(931)	(805)	(913)	87
Balance at end of the year	$41,812	62,805	12,765	80,288	50,853

The payment terms granted to customers are generally 30 to 60 days from the end of the month during which the invoice is issued. This term is consistent with practices in our industry, and thus, no financing components involved.

Information about the Company’s exposure to credit risk is included in note 39.

F-50	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into financing facilities with banks to factor certain of its accounts receivable without recourse. As at December 31, 2018, the Company did not sell its trade receivables to banks. As at December 31, 2017, the Company’s trade receivables sold and derecognized were as follows:

December 31, 2017
Underwriting bank	Factoring limit		Amount advanced	Amount sold and derecognized		Principal terms
			(in thousands)
Taishin Bank	USD	35,000	-	USD	6,382	See notes(a)~(e)

Note (a):  Under this facility, the Company transferred accounts receivable to the underwriting bank, which is without recourse subject to the underwriting consent.

Note (b):  The Company informed its customers pursuant to the facility to make payment directly to the underwriting bank.

Note (c):  As of December 31, 2017, total outstanding receivables after the above transaction, net of fees charged by underwriting bank, of $190,451 thousand were recognized under other current financial assets.

Note (d): To the extent of the amount transferred to the underwriting bank, risks of non-collection or potential payment default by customers in the event of insolvency are borne by the bank. The Company is not responsible for the collection of receivables subject to the facility, or for any legal proceedings and costs thereof in collecting these receivables.

Note (e): The Company bears all risks deriving from the customers except credit risk.

12.	Inventories

	December 31,
	2017	2018
	(in thousands)
Finished goods	$10,095,820	9,406,248
Work-in-progress	9,405,677	11,133,846
Raw materials	5,352,826	5,769,010
	$24,854,323	26,309,104

For the years ended December 31, 2016, 2017 and 2018, the amounts recognized as cost of sales in relation to inventories were $294,598,017 thousand, $279,986,522 thousand and $279,494,885 thousand, respectively. Charges for inventories written down to net realizable value, which were also included in cost of sales, amounted to $3,673,213 thousand, $3,756,726 thousand and $5,171,752 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

As at December 31, 2017 and 2018, none of the Company’s inventories was pledged as collateral.

F-51	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.	Noncurrent Assets Held for Sale

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

In October 2017, in relation to compulsory imposition under regulatory plan and urban construction plan, FTKS has entered into a compensation agreement with Kunshan Economic and Technology Development Zone. The imposed land use right, plant buildings and its related appendages have been reclassified as noncurrent assets held for sale and presented separately in the consolidated statement of financial position as at December 31, 2017. The disposal transaction was completed in March 2018. The selling price (net of costs of disposal) and gain on disposal amounted to $983,082 thousand and $561,815 thousand, respectively. As of December 31, 2018, the proceeds from disposal have been fully received.

In December 2017, in order to enhance the utilization of the Company’s assets and to increase its working capital, BVHF has entered into a real estate transfer agreement with Hefei Heng Chuang Intelligent Technology Co., Ltd. to dispose its land use right, plant buildings and its related appendages. The aforementioned assets have been reclassified as noncurrent assets held for sale and presented separately in the consolidated statement of financial position as at December 31, 2017. The disposal transaction was completed in June 2018. The selling price (net of costs of disposal) and gain on disposal amounted to $2,204,576 thousand and $228,754 thousand, respectively. As of December 31, 2018, the proceeds from disposal have been fully received.

14.	Investments in equity-accounted Investees

	December 31,
	2017	2018
	(in thousands)
Associates	$5,286,487	5,973,127
Joint ventures	310,800	312,738
	$5,597,287	6,285,865

F-52	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Associates

		Principal	December 31, 2017		December 31, 2018
Name of associate	Principal activities	place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	Manufacturing and sales of Light Emitting Diode	Taiwan ROC	27	$3,104,955	27	$3,082,178
Raydium Semiconductor Corporation (“Raydium”)	IC design	Taiwan ROC	18	678,908	18	716,381
Star River Energy Corp. (“SREC”)	Holding company	Taiwan ROC	34	533,840	34	434,421
Daxin Materials Corp. (“Daxin”)	Research, manufacturing, and sales of display related chemicals	Taiwan ROC	25	573,571	25	654,940
SSEC	Holding company	Taiwan ROC	37	369,153	33	1,002,874
Others				26,060		82,333
				$5,286,487		$5,973,127

None of the above associates is considered individually material to the Company. The following table summarized the amount recognized by the Company at its share of those associates.

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
The Company’s share of profits of associates	$18,644	251,699	307,992
The Company’s share of other comprehensive loss of associates	(29,460)	(62,084)	(15,477)
The Company’s share of total comprehensive income (loss) of associates	$(10,816)	189,615	292,515

F-53	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Joint ventures

In September 2016, AUSG disposed of its entire 50% interest in AUO SunPower Sdn. Bhd., a joint venture of the Company, to SunPower Technology, Ltd. for total selling price of $5,408,546 thousand (US$170,100 thousand) in cash and recognized a loss on disposal, net of tax, amounting to $382,608 thousand. The selling price will be settled with repayment of installments over the years. As of December 31, 2017 and 2018, the outstanding selling price amounting to US$61,100 thousand and US$60,000 thousand, respectively, which will be received in cash at US$30,000 thousand and US$30,000 thousand in year 2019 and 2020, respectively, are classified under other current assets and other noncurrent assets by its liquidity.

None of the joint ventures is considered individually material to the Company. The following table summarized the amount recognized by the Company at its share of those joint ventures.

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
The Company’s share of profits (losses) of joint ventures	$82,134	(12,693)	3,722
The Company’s share of other comprehensive loss of joint ventures	(314,710)	-	-
The Company’s share of total comprehensive income (loss) of joint ventures	$(232,576)	(12,693)	3,722

As at December 31, 2017 and 2018, none of the Company’s investments in equity-accounted investees was pledged as collateral.

15.	Acquisition of Subsidiaries

In March 2018, the Company obtained control over ComQi by acquiring 100% of shareholdings of ComQi. ComQi is engaged in integration service of content management system and hardware. Through the acquisition of ComQi, the Company expects to be able to provide a total solution for the upstream and downstream of public information displays.

If the acquisition had taken place on January 1, 2018, management estimated that the Company’s consolidated revenue and net profit for the year ended December 31, 2018 would have been $307,673,560 thousand and $7,956,563 thousand, respectively. In determining these amounts, management had assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had taken place on January 1, 2018. The aforementioned pro-forma information is presented for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that would have been achieved had the acquisition been completed on January 1, 2018, nor is it intended to be a projection of future results.

F-54	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Acquisition-related costs of $12,191 thousand on legal fees and due diligence fees were expensed and recognized in general and administrative expenses in the consolidated statement of comprehensive income.

The following table summarizes each major class of consideration transferred, the assets acquired and liabilities assumed at the acquisition date and the amount of goodwill recognized.

(a)	Consideration transferred

Amounts
(in thousands)
Cash	$467,920
Contingent consideration	283,354
$751,274

In accordance with the terms of the contingent consideration, in the event that ComQi’s annual net revenue and annual recurring revenue for the year ended December 31, 2018 are greater than the agreed revenue targets in the agreement, the Company will pay additional consideration of USD4,000 thousand and USD7,000 thousand, respectively, to the original shareholders of ComQi. Under the arrangement of the contingent consideration, the potential undiscounted amount of the contingent payment that the Company may have to pay in the future is between USD0 and USD11,000 thousand.

The fair value of the contingent consideration estimated using Monte Carlo simulation amounted to $283,354 thousand. The fair value measurement was based on the significant unobservable inputs in the market and categorised as a Level 3 fair value under IFRS 13. The significant inputs in the valuation technique used are discount rate of 8.5%, revenue volatility rate of 30.8% and AUO’s credit spread of 0.88%.

As ComQi’s annual net revenue and annual recurring revenue for the year ended December 31, 2018 were not greater than the agreed revenue targets in the agreement, the Company remeasured the fair value of the contingent consideration and determined the value was zero. The change in the fair value of the contingent consideration of $283,354 thousand was not a measurement period adjustment, and therefore, was recognized under other gains and losses in the consolidated statement of comprehensive income.

F-55	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the fair value of identifiable assets acquired and liabilities assumed recognized at the acquisition date:

Fair value
(in thousands)
Cash and cash equivalents	$19,432
Accounts receivable and other current assets	36,851
Property, plant and equipment	3,712
Intangible assets	150,436
Accounts payable and other current liabilities	(57,361)
Other liabilities	(2,120)
$150,950

(c)	Goodwill arising from the acquisition for which is attributable mainly to the synergies expected to be achieved from integrating ComQi into the Company’s existing business has been recognized as follows:

Amounts
(in thousands)
Consideration transferred	$751,274
Less: Fair value of identifiable net assets	(150,950)
$600,324

The Company will continue to review the aforesaid matters during the measurement period. If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date which leads to an adjustment to the above amounts, or any additional provisions as at the acquisition date, then the accounting for the acquisition will be revised.

F-56	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.	Disposal of Part of Ownership Interest in Subsidiary without Losing Control

In November 2017, the Company disposed its ownership interest in DPTW totaling of 9.99% with consideration (net of costs of disposal) amounting to $1,776,984 thousand in cash. The effect of changes in ownership interest of the subsidiary which is attributable to owners of the parent is summarized as follows:

For the year ended December 31, 2017
(in thousands)
Consideration received	$1,776,984
Carrying amount of the equity interest disposed of	(1,190,529)
Capital surplus – changes in ownership interest of subsidiary	(12,099)
Other equity – effect from foreign currency translation differences arising from foreign operations	(56,160)
Capital surplus – differences between consideration and carrying amount arising from disposal of interest in subsidiary	$518,196

17.	Disposal of Subsidiaries

The Company disposed all its shareholdings in Fargen Power Corporation and TronGen Power Corporation to SSEC, an associate of the Company, in December 2017 with consideration amounting to $480,000 thousand in cash. The gain on disposal amounting to $76,331 thousand was recognized under other gains and losses in the consolidated statement of comprehensive income.

The carrying amounts of the assets and liabilities of the subsidiaries disposed of by the Company were as follows:

Amounts
(in thousands)
Cash and cash equivalents	$203,607
Accounts receivable and other receivables	4,513
Other current assets	38,649
Property, plant and equipment	260,828
Other assets	54,397
Payable for equipments	(71,076)
Accrued expense and other current liabilities	(3,062)
Long-term borrowings	(84,187)
Net assets disposed of	$403,669

F-57	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company disposed all its shareholdings in CGPC to SSEC in September 2018 with consideration amounting to $116,000 thousand in cash. The gain on disposal amounting to $17,269 thousand was recognized under other gains and losses in the consolidated statement of comprehensive income.

The carrying amounts of the assets and liabilities of the subsidiary disposed of by the Company were as follows:

Amounts
(in thousands)
Cash and cash equivalents	$70,516
Other current assets	48,148
Payable for equipments	(19,933)
Net assets disposed of	$98,731

18.	Property, Plant and Equipment

	For the year ended December 31, 2017
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$8,873,981	865,956	(675,811)	(55,467)	9,008,659
Buildings	130,595,844	433,269	(3,786,388)	(3,231,856)	124,010,869
Machinery and equipment	798,046,434	1,827,188	(14,844,436)	15,135,124	800,164,310
Other equipment	32,419,736	4,140,108	(7,900,925)	700,229	29,359,148
	969,935,995	7,266,521	(27,207,560)	12,548,030	962,542,986
Accumulated depreciation and impairment loss:
Land	173,397	-	(54,186)	(119,211)	-
Buildings	36,028,301	3,216,571	(3,785,921)	(1,633,576)	33,825,375
Machinery and equipment	698,110,663	27,946,301	(14,694,674)	(4,027,879)	707,334,411
Other equipment	26,154,173	5,655,026	(7,883,150)	(208,469)	23,717,580
	760,466,534	36,817,898	(26,417,931)	(5,989,135)	764,877,366
Prepayments for purchase of land and equipment, and construction in progress	13,272,371	36,289,529	(29,206)	(22,265,225)	27,267,469
Net carrying amounts	$222,741,832				224,933,089

F-58	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2018
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification, effect of change in exchange rate and others	Balance, End of Year
	(in thousands)
Cost:
Land	$9,008,659	-	(161,728)	12,392	8,859,323
Buildings	124,010,869	53,706	(5,271,527)	2,426,312	121,219,360
Machinery and equipment	800,164,310	2,145,769	(13,164,282)	46,787,823	835,933,620
Other equipment	29,359,148	5,077,326	(1,775,217)	2,467,867	35,129,124
	962,542,986	7,276,801	(20,372,754)	51,694,394	1,001,141,427
Accumulated depreciation and impairment loss:
Buildings	33,825,375	3,097,807	(1,754,678)	862,822	36,031,326
Machinery and equipment	707,334,411	25,620,993	(12,828,449)	1,706,393	721,833,348
Other equipment	23,717,580	5,367,124	(1,775,840)	782,123	28,090,987
	764,877,366	34,085,924	(16,358,967)	3,351,338	785,955,661
Prepayments for purchase of land and equipment, and construction in progress	27,267,469	26,228,260	-	(47,095,020)	6,400,709
Net carrying amounts	$224,933,089				221,586,475

As of December 31, 2017 and 2018, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was registered in the name of a farmer due to regulations. An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

In order to enhance the utilization of the Company’s assets and to increase its working capital, AUSK disposed its land, plant buildings and related appendages to third party in December 2018 with consideration (net of costs of disposal) amounting to $3,029,191 thousand. The gain on disposal was amounting to $1,080,720 thousand.

In 2017, the Company wrote down certain machineries and equipment with low utilization resulting from the decline in the application for certain products associated with its display segment and recognized an impairment loss of $895,954 thousand.

In 2016, 2017 and 2018, the Company wrote down certain long-term assets with lower capacity utilization associated with its energy segment and recognized impairment losses of $34,047 thousand, $120,714 thousand and $399,363 thousand, respectively.

F-59	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The capitalized borrowing costs were $542,994 thousand, $624,235 thousand and $421,618 thousand for the years ended December 31, 2016, 2017 and 2018, respectively. The interest rates applied for the capitalization, ranged from 1.09% to 4.66%, 1.09% to 5.24% and 1.04% to 5.59% for the years ended December 31, 2016, 2017 and 2018, respectively.

Certain property, plant and equipment were pledged as collateral, see note 42.

19.	Investment Property

	For the year ended December 31, 2017
	Balance, Beginning of Year	Additions	Disposal	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Land	$465,868	-	-	251,955	717,823
Fair Value	$1,402,040				2,213,184

	For the year ended December 31, 2018
	Balance, Beginning of Year	Additions	Disposal	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Land	$717,823	-	-	12,483	730,306
Fair Value	$2,213,184				2,252,170

In relation to the cessation of polysilicon production, M.Setek leased part of its lands to third party in 2017, and has reclassified those lands amounting to $251,955 thousand from property, plant and equipment to investment property.

The fair value of investment property is based on a valuation performed by a qualified independent appraiser who holds a recognized and relevant professional qualification and has recent valuation experience in the location and category of the investment property being valued. The valuation is performed using income approach, sales comparison approach and land development analysis approach with reference to available market information.

F-60	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation techniques used. Income approach determines the fair value of the investment property based on the projected cash flows from the Company’s estimated future rentals collected and discounted using the capitalization rate of the property. The capitalization rate used in the valuation was 12%. Sales comparison approach is through comparison, analysis, adjustment and other means of value for comparable properties to estimate the value of the investment property. Land development analysis approach determine the fair value of investment property based on the value prior to development or construction, after deducting the direct cost, indirect cost, capital interest and profit during the development period, and also consider total sales price of properties after completion of development or construction. It also incorporates the possibility of changes in utility of land through development or improvement in accordance with legal use and density of the land. The overall capital interest rate and the rate of return used in the valuation were 1.86% and 10%, respectively.

Certain investment property were pledged as collateral, see note 42.

20.	Intangible Assets

	For the year ended December 31, 2017
	Balance, Beginning of Year	Additions	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Patent and technology fee	$12,078,767	196,781	-	12,275,548
Accumulated amortization:
Patent and technology fee	9,756,528	628,606	117	10,385,251
Net carrying amounts	$2,322,239			1,890,297

	For the year ended December 31, 2018
	Balance, Beginning of Year	Additions	Effect of change in consolidated entities	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Goodwill	$-	-	600,324	-	600,324
Patent and technology fee	12,275,548	-	-	(3,806)	12,271,742
Others	-	-	150,436	-	150,436
	12,275,548	-	750,760	(3,806)	13,022,502
Accumulated amortization:
Patent and technology fee	10,385,251	518,404	-	(386)	10,903,269
Others	-	22,565	-	-	22,565
	10,385,251	540,969	-	(386)	10,925,834
Net carrying amounts	$1,890,297				2,096,668

F-61	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company acquired goodwill and other intangible assets arising from the business combination in March 2018. Please refer to note 15 for the relevant information.

For the purpose of impairment test, the following table shows the information of the operating business that the Company’s goodwill allocating to.

December 31, 2018
(in thousands)
Display business	$600,324

The Company’s goodwill has been tested for impairment at least once at the end of the annual reporting period. The recoverable amount was determined based on value in use of the operating business.

The key assumptions used in the estimation of the recoverable amount included discount rate and terminal growth rate. The annual discount rate for the year 2018 was 11.57% based on industry weighted average cost of capital. The cash flow projection for the year 2018 was determined based on the financial budgets approved by management covering the future five-year period and extrapolated with a steady annual terminal growth rate of negative 1% for subsequent years. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

Based on the impairment assessment for the year ended December 31, 2018, no impairment loss was recognized as the recoverable amount of the cash-generating unit was higher than its carrying value.

21.	Other Current Assets and Other Noncurrent Assets

	December 31,
	2017	2018
	(in thousands)
Prepayment for equipment	$457,201	650,727
Refundable and overpaid tax	3,291,235	1,351,646
Long-term prepaid rents	1,412,026	1,364,111
Prepayments for purchases	2,053,554	230,793
Long-term receivables	1,790,400	930,001
Refundable deposits	515,148	716,097
Others	2,551,070	2,869,869
	12,070,634	8,113,244
Less: current	(6,631,130)	(2,941,598)
Noncurrent	$5,439,504	5,171,646

F-62	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

22.	Short-term Borrowings

	December 31,
	2017	2018
	(in thousands)
Unsecured borrowings	$3,424,376	546,472
Unused credit facility	$35,866,924	43,533,037
Interest rate	3.62%~ 4.35%	2.54%~ 4.35%

23.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2017	December 31, 2018
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Feb. 2015 to Aug. 2019	$22,704,000	5,912,000
Bank of Taiwan and others	From Apr. 2016 to Apr. 2021	37,500,000	36,175,000
Bank of Taiwan and others	From May 2017 to May 2022	10,000,000	10,000,000
Bank of Taiwan and others	From Jul. 2018 to Jul. 2023	-	210,000
First Commercial Bank and others	From Feb. 2016 to Jan. 2019	2,395,868	1,775,236
Bank of China and others	From Nov. 2015 to Nov. 2023	27,800,680	27,743,519
Unsecured loans	From May 2016 to Aug. 2023	10,203,390	2,976,158
Secured loans	From Apr. 2017 to Apr. 2032	441,035	1,990,175
		111,044,973	86,782,088
Less: transaction costs		(436,963)	(476,770)
		110,608,010	86,305,318
Less: current portion		(8,155,234)	(29,595,931)
		$102,452,776	56,709,387
Unused credit facility		$37,220,839	79,933,812
Interest rate range		1.25%~ 5.16%	1.07%~ 6.32%

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures for purchase of machinery and equipment, and to fulfill working capital, as well as to repay the matured debts. A commitment fee is negotiated with the leading banks of syndicated loans, and is calculated based on the committed-to-withdraw but unused balance, if any. No commitment fees were paid for the year ended December 31, 2018.

F-63	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

These credit facilities contain covenants that require the Company to maintain certain financial ratios, calculating based on the Company’s annual consolidated financial statements prepared in accordance with Taiwan Financial Reporting Standards, such as current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debt and payable for equipment and construction), leverage ratio (calculated as the sum of short-term borrowings plus current portion of long-term debt and long-term debt to consolidated tangible net worth), interest coverage ratio, tangible net worth and others as specified in the loan agreements.

As of December 31, 2017 and 2018, the Company complied with all financial covenants required under each of the loan agreements.

Refer to note 39 for detailed information of exposures to interest rate, currency, and liquidity risks. Refer to note 42 for assets pledged as collateral to secure the aforementioned long-term borrowings.

The reconciliation of liabilities to cash flows arising from financing activities was as follows:

	Long-term borrowings	Short-term borrowings	Guarantee deposits	Total liabilities from financing activities
	(in thousands)
Balance at January 1, 2017	$124,262,620	526,723	838,263	125,627,606
Cash flows	(12,571,198)	2,903,927	(34,654)	(9,701,925)
Non-cash changes:
Changes in exchange rate	(1,142,980)	(6,274)	34,873	(1,114,381)
Effect of change in consolidated entities	(84,187)	-	-	(84,187)
Amortization on transaction costs	143,755	-	-	143,755
Balance at December 31, 2017	110,608,010	3,424,376	838,482	114,870,868
Cash flows	(24,464,961)	(2,817,894)	(13,402)	(27,296,257)
Non-cash changes:
Changes in exchange rate	27,663	(60,010)	(8,568)	(40,915)
Amortization on transaction costs	134,606	-	-	134,606
Balance at December 31, 2018	$86,305,318	546,472	816,512	87,668,302

F-64	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Provisions

	Warranties(i)	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2017	$1,528,898	1,027,328	265,445	2,821,671
Additions	436,464	90,945	4,346	531,755
Usage	(297,829)	(1,025,032)	-	(1,322,861)
Reversals	(120,704)	-	-	(120,704)
Effect of change in exchange rate	131	(3,721)	(20,308)	(23,898)
Balance at December 31, 2017	1,546,960	89,520	249,483	1,885,963
Less: current	(725,366)	(89,520)	(4,346)	(819,232)
Noncurrent	$821,594	-	245,137	1,066,731

Balance at January 1, 2018	$1,546,960	89,520	249,483	1,885,963
Additions	276,846	336,061	571,113	1,184,020
Usage	(259,109)	-	(187,842)	(446,951)
Reversals	(100,754)	-	(215)	(100,969)
Effect of change in exchange rate	(74)	5,647	10,413	15,986
Balance at December 31, 2018	1,463,869	431,228	642,952	2,538,049
Less: current	(686,424)	(431,228)	(389,912)	(1,507,564)
Noncurrent	$777,445	-	253,040	1,030,485

(i)	The provisions for warranties were estimated based on historical experience of warranty claims rate associated with similar products and services. The Company expects most warranty claims will be made within two years from the date of the sale of the product.

F-65	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

25.	Operating Leases

(a)	Lessees

Future minimum lease payments under non-cancellable operating leases as of December 31, 2017 and 2018 were as follows:

	December 31,
	2017	2018
	(in thousands)
Less than one year	$858,207	927,351
Between one and five years	3,070,676	2,928,983
More than five years	3,491,748	2,085,877
	$7,420,631	5,942,211

AUO entered into various operating lease agreements for land with Hsinchu Science Park Bureau beginning from March 1, 1994 for a period of 20 years, with renewal option upon expiration. AUO had on July 2003 and November 2006, entered into various operating lease for land with Central Science Park Administration Bureau for period from July 28, 2003 till December 31, 2023 and November 9, 2006 till December 31, 2025. All lease amounts are adjusted in accordance with the land value announced by the government from time to time.

AUO had also on February 2008 and October 2018, respectively, renewed its lease agreements with Hsinchu Science Park Bureau and Southern Taiwan Science Park Bureau, respectively, for the lands in Longtan Science Park and Kaohsiung Science Park. The period covers from February 9, 2008 till December 31, 2027 and October 23, 2018 till October 22, 2038, respectively. All lease amounts are adjusted in accordance with the land value announced by the government from time to time.

Rental expense for operating leases amounted to $1,178,774 thousand, $1,081,731 thousand and $1,064,263 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

(b)	Lessor

The Company leased its investment properties to third parties under operating lease. Refer to note 19 for further information on investment properties.

F-66	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease receivables under non-cancellable operating leases as of December 31, 2017 and 2018 were as follows:

	December 31,
	2017	2018
	(in thousands)
Less than one year	$46,538	105,788
Between one and five years	404,695	423,150
More than five years	2,189,936	2,188,728
	$2,641,169	2,717,666

In addition to the above-mentioned, the Company also leased partial offices to others. See note 33 for rental income. Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2016, 2017 and 2018 amounted to $449 thousand, $18,396 thousand and $1,723 thousand, respectively.

26.	Employee Benefits

(a)	Defined benefit plans

Pursuant to the ROC Labor Standards Act, AUO has established a defined benefit pension plan covering their full-time employees in the ROC. This plan provides for retirement benefits to retiring employees based on years of service and the average salaries and wages for the six-month period before the employee’s retirement. The funding of this retirement plan by AUO is contributed monthly based on a certain percentage of employees’ total salaries and wages. The fund is deposited with Bank of Taiwan.

M.Setek has established defined benefit pension plans providing for retirement benefits to retiring employees based on years of service, position, and certain other factors in accordance with the regulations of its country of establishment.

(1)	Reconciliation for AUO’s and M.Setek’s present value of defined benefit obligation and the fair value of plan assets

	December 31,
	2017	2018
	(in thousands)
Present value of defined benefit obligation	$(3,128,927)	(3,257,962)
Fair value of plan assets	2,213,018	2,367,273
Net defined benefit liability	$(915,909)	(890,689)

F-67	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Movement in net defined benefit asset (liability)

	Defined benefit obligation		Fair value of plan assets		Net defined benefit asset (liability)
	2017	2018	2017	2018	2017	2018
	(in thousands)
Balance at January 1,	$(3,027,176)	(3,128,927)	2,105,690	2,213,018	(921,486)	(915,909)
Included in profit or loss
Service cost	(6,242)	(5,289)	-	-	(6,242)	(5,289)
Interest cost	(53,624)	(49,598)	-	-	(53,624)	(49,598)
Expected return on plan assets	-	-	37,902	35,408	37,902	35,408
	(59,866)	(54,887)	37,902	35,408	(21,964)	(19,479)
Included in other comprehensive income
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(21,054)	(15,795)	-	-	(21,054)	(15,795)
- financial assumptions	(126,708)	(178,212)	-	-	(126,708)	(178,212)
- experience adjustment	66,016	84,437	-	-	66,016	84,437
Return on plan assets excluding interest income	-	-	(16,345)	52,614	(16,345)	52,614
	(81,746)	(109,570)	(16,345)	52,614	(98,091)	(56,956)
Other
Contributions paid by the employer	-	-	102,870	102,831	102,870	102,831
Benefits paid	37,528	36,915	(17,099)	(36,598)	20,429	317
Effect of changes in exchange rates and others	2,333	(1,493)	-	-	2,333	(1,493)
	39,861	35,422	85,771	66,233	125,632	101,655
Balance at December 31,	$(3,128,927)	(3,257,962)	2,213,018	2,367,273	(915,909)	(890,689)

(3)	Plan assets

AUO contributes an amount based on a certain percentage of employees’ total salaries and wages paid every month to its pension fund (the “Fund”), which is administered by the Bureau of Labor Fund, Ministry of Labor and supervised by the employees’ pension plan committee (the “Committee”) and deposited in the Committee’s name with Bank of Taiwan. Under the ROC Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return.

F-68	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2018, the Fund deposited in the Committee’s name in the Bank of Taiwan amounted to $2,367,273 thousand. Information on utilization of labor pension funds, including the yield rate of funds and the component of plan assets are available at the Bureau of Labor Funds, Ministry of Labor website.

Under the defined benefit plans in Japan, M.Setek is responsible to pay to employees when they are retired.

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions

	December 31,
	2017	2018
Discount rate	0.21%~1.60%	0.21%~1.22%
Rate of increase in future salary	0.77%~4.49%	0.77%~4.49%

The Company anticipates contributing $102,831 thousand to the defined benefit plans in the next year starting from January 1, 2019.

As at December 31, 2018, the weighted-average duration of the defined benefit obligation was between 5 years to 20 years.

(ii)	Sensitivity analysis

Reasonably possible changes at December 31, 2017 and 2018 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2017		December 31, 2018
	Changes in assumptions		Changes in assumptions
	+ 0.25%	- 0.25%	+ 0.25%	- 0.25%
	(in thousands)		(in thousands)
Discount rate	$(158,160)	167,594	(160,307)	169,544
Rate of increase in future salary	$164,867	(156,470)	166,250	(158,100)

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

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (the “Act”), employees who elected to participate in the Act or joined the Company after July 1, 2005, are subject to a defined contribution plan under the Act. Under the defined contribution plan, AUO and its subsidiaries located in the ROC contribute monthly at a rate of no less than six percent of the employees’ monthly salaries and wages to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance. The Company’s foreign subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.

AUO and its subsidiaries in the ROC have set up defined contribution plans in accordance with the Act. For the years ended December 31, 2016, 2017 and 2018, these companies set aside $936,923 thousand, $1,003,063 thousand and $1,024,700 thousand, respectively, of the pension costs under the pension plan to the ROC Bureau of the Labour Insurance. Except for the aforementioned companies, other foreign subsidiaries recognized pension expenses of $1,127,958 thousand, $892,109 thousand and $923,378 thousand for the years ended December 31, 2016, 2017 and 2018, respectively, for the defined contribution plans based on their respective local government regulations.

27.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, both amounted to $100,000,000 thousand as at December 31, 2017 and 2018.

AUO’s issued and outstanding common stock, with par value of $10 per share, both amounted to $96,242,451 thousand as at December 31, 2017 and 2018.

AUO’s ADSs were listed on the New York Stock Exchange. Each ADS represents 10 shares of common stock. As of December 31, 2018, AUO has issued 51,674 thousand ADSs, which represented 516,741 thousand shares of its common stock.

(b)	Capital surplus

The components of capital surplus as of December 31, 2017 and 2018 were as follows:

	December 31,
	2017	2018
	(in thousands)
From common stock	$52,756,091	52,756,091
From convertible bonds	6,049,862	6,049,862
From others	1,732,552	1,814,271
	$60,538,505	60,620,224

F-70	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

According to the ROC Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be distributed by issuing common stock as stock dividends or by cash according to the proportion of shareholdings. Pursuant to the ROC Regulations Governing the Offering and Issuance of Securities by Securities Issuers, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the paid-in capital.

(c)	Legal reserve

According to the ROC Company Act, 10 percent of the annual earnings after payment of income taxes and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the paid-in capital. When a company incurs no loss, it may, pursuant to a resolution to be adopted by a shareholders’ meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

(d)	Distribution of earnings and dividend policy

In accordance with AUO’s Articles of Incorporation, where 10 percent of the annual earnings, after payment of income taxes and offsetting accumulated deficits, if any, shall be set aside as a legal reserve until the accumulated legal reserve equals AUO’s paid-in capital. In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside. The remaining current-year earnings together with accumulated undistributed earnings from preceding years can be distributed after the earnings distribution plan proposed by the board of directors is approved by resolution of the shareholders’ meeting.

AUO’s dividend policy is to pay dividends from surplus considering factors such as AUO’s current and future investment environment, cash requirements, domestic and overseas competitive conditions and capital budget requirements, while taking into account shareholders’ interest, maintenance of balanced dividend and AUO’s long-term financial plan. If the current-year retained earnings available for distribution reach 2% of the paid-in capital of AUO, dividend to be distributed shall be no less than 20% of the current-year retained earnings available for distribution. If the current-year retained earnings available for distribution do not reach 2% of the paid-in capital of AUO, AUO may decide not to distribute dividend. The cash portion of the dividend, which may be in the form of cash and stock, shall not be less than 10% of the total dividend distributed during the year. The dividend distribution ratio aforementioned could be adjusted by the shareholders’ meeting after taking into consideration factors such as finance, business and operations, etc.

F-71	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to relevant laws or regulations or as requested by the local authority, total net debit balance of the other components of equity shall be set aside from current earnings as special reserve, and not for distribution. Subsequent decrease pertaining to items that are accounted for as a reduction to the other components of equity shall be reclassified from special reserve to undistributed earnings.

AUO’s appropriations of earnings for 2016 had been approved in the shareholders’ meeting held on June 15, 2017. The appropriations and dividends per share were as follows:

	For fiscal year 2016
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$781,894
Cash dividends to shareholders	5,389,577	$0.56
	$6,171,471

The aforementioned appropriation of earnings for 2016 was consistent with the resolutions of the board of directors’ meeting held on March 22, 2017.

AUO’s appropriations of earnings for 2017 had been approved in the shareholders’ meeting held on June 15, 2018. The appropriations and dividends per share were as follows:

	For fiscal year 2017
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$3,235,942
Cash dividends to shareholders	14,436,368	$1.50
	$17,672,310

The aforementioned appropriation of earnings for 2017 was consistent with the resolutions of the board of directors’ meeting held on March 23, 2018.

F-72	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s appropriations of earnings for 2018 have been approved in the meeting of the board of directors held on March 22, 2019. The appropriations and dividends per share were as follows:

	For fiscal year 2018
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$1,016,060
Special reserve	847,770
Cash dividends to shareholders	4,812,122	$0.50
	$6,675,952

The appropriations of earnings for 2018 are to be presented for approval in AUO’s 2019 shareholders’ meeting.

Information on the approval of board of directors and shareholders for AUO’s appropriations of earnings are available at the Market Observation Post System website.

(e)	Other components of equity

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
	(in thousands)
Balance at January 1, 2016	$6,540,196	(539,653)	14,793	6,015,336
Foreign operations – foreign currency translation differences	(5,510,836)	-	-	(5,510,836)
Effective portion of changes in fair value of cash flow hedges	-	-	7,199	7,199
Net change in fair value of available-for-sale financial assets	-	769,410	-	769,410
Equity-accounted investees – share of other comprehensive income	(342,162)	(2,582)	-	(344,744)
Realized gain on sales of securities reclassified to profit or loss	(265,849)	(2,876)	-	(268,725)
Related tax	109,657	-	-	109,657
Balance at December 31, 2016	$531,006	224,299	21,992	777,297

Balance at January 1, 2017	$531,006	224,299	21,992	777,297
Foreign operations – foreign currency translation differences	(1,882,545)	-	-	(1,882,545)
Effective portion of changes in fair value of cash flow hedges	-	-	(21,992)	(21,992)
Net change in fair value of available-for-sale financial assets	-	1,146,422	-	1,146,422
Equity-accounted investees – share of other comprehensive income	(68,637)	6,310	-	(62,327)
Related tax	299,207	-	-	299,207
Balance at December 31, 2017	$(1,120,969)	1,377,031	-	256,062

F-73	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Cumulative translation differences	Unrealized gains (losses) on financial assets at FVTOCI	Unrealized gains (losses) on available-for-sale financial assets	Total
	(in thousands)
Balance at January 1, 2018	$(1,120,969)	-	1,377,031	256,062
Adjustments on initial application of new standards	-	1,303,816	(1,377,031)	(73,215)
Foreign operations – foreign currency translation differences	(336,902)	-	-	(336,902)
Net change in fair value of financial assets at FVTOCI	-	(754,813)	-	(754,813)
Equity-accounted investees – share of other comprehensive income	(19,716)	3,053	-	(16,663)
Realized gain on sales of securities reclassified to profit or loss	(107,457)	-	-	(107,457)
Cumulative unrealized loss of equity instruments transferred to retained earnings due to disposal	-	50,084	-	50,084
Group reorganization	(22,225)	-	-	(22,225)
Related tax	157,359	-	-	157,359
Balance at December 31, 2018	$(1,449,910)	602,140	-	(847,770)

F-74	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Non-controlling interests, net of tax

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Balance at the beginning of the year	$22,648,604	18,388,204	17,068,501
Equity attributable to non-controlling interests:
Loss for the year	(1,211,772)	(2,120,737)	(2,177,869)
Adjustment of changes in ownership of investees	(191,394)	(6,421)	(20,998)
Foreign currency translation differences	(1,867,168)	(355,700)	(306,963)
Unrealized loss on financial assets at FVTOCI	-	-	(1,474)
Remeasurement of defined benefit plans	(98)	201	-
Group reorganization	-	-	2,701
Effect of disposal of interest in subsidiary to non-controlling interests	-	1,258,788	-
Effect of acquisition of non-controlling interests	37,036	-	-
Redemption of subsidiary treasury shares	(865,633)	-	-
Others	(161,371)	(95,834)	(147,339)
Balance at the end of the year	$18,388,204	17,068,501	14,416,559

28.	Share-based Payments

The Company’s employee stock option plans were as follows:

(a)	DPTW Option Plan

DPTW 2011 Employee stock option plan was fully expired on January 6, 2017.

Information about DPTW’s outstanding stock options is as follows:

	For the year ended December 31, 2017
	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$19.04	2,913,000
Options expired	-	(2,913,000)
Outstanding at December 31	-	-
Exercisable at December 31		-

F-75	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	ACTW Option Plan

(1)	The key terms and conditions related to the grants under ACTW’s outstanding employee stock option plan were disclosed as follows:

	Grant date	Total number of options issued (units in thousands)	Contractual life of options	Exercisable period	Exercise price (per share)
2014 Employee stock option plan	Sep. 1, 2014	20	Sep.1, 2014 – Aug. 31, 2019	After Aug. 31, 2016	$10

ACTW 2012 Employee stock option plan was fully expired on August 31, 2017.

(2)	The related employee benefit expenses and capital surplus recognized on ACTW’s employee stock options were $1,534 thousand, $474 thousand and $167 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

(3)	Fair value of stock options

The fair value of the employee stock options granted by ACTW was measured at the dates of grant using the Binomial option pricing model. The valuation information was as follows:

2014 Employee Stock Option Plan
Expected volatility	38.88%
Risk-free interest rate	1.1648%
Expected duration	5 years
Fair value at the grant date	NT$0.20/per share

(4)	Information about ACTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2017		2018
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$10	29,209,000	$10	16,601,000
Options exercised	10	(1,162,000)	10	(2,260,000)
Options expired	-	(11,446,000)	-	(1,050,000)
Outstanding at December 31	10	16,601,000	10	13,291,000
Exercisable at December 31		12,425,000		13,291,000

F-76	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

29.	Revenue from Contracts with Customers

	For the year ended December 31, 2018
	Display segment	Energy segment	Total segments
	(in thousands)
Primary geographical markets:
PRC	$112,542,529	1,089,508	113,632,037
Taiwan	93,126,115	6,231,767	99,357,882
Singapore	39,363,415	7,515	39,370,930
Japan	19,748,373	1,418,491	21,166,864
Others	26,004,322	8,102,354	34,106,676
	$290,784,754	16,849,635	307,634,389
Major products:
Products for Televisions	$113,194,567	-	113,194,567
Products for Mobile PCs and Devices	74,375,305	-	74,375,305
Products for Monitors	47,024,353	-	47,024,353
Products for Commercial and Others(i)	56,190,529	-	56,190,529
Solar Products	-	16,849,635	16,849,635
	$290,784,754	16,849,635	307,634,389

Major customers:
Customer A	$35,358,013	-	35,358,013
Others (individually not greater than 10%)	255,426,741	16,849,635	272,276,376
	$290,784,754	16,849,635	307,634,389

(i)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

Refer to note 30 and note 44 for revenue related information for the years ended December 31, 2016 and 2017.

30.	Revenue

	For the years ended December 31,
	2016	2017
	(in thousands)
Sale of goods	$318,243,539	329,584,136
Other operating revenue	10,845,497	11,444,131
	$329,089,036	341,028,267

Refer to note 29 for the disaggregation of revenue for the year ended December 31, 2018.

F-77	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

31.	Remuneration to Employees and Directors

According to AUO’s Articles of Incorporation, AUO should distribute remuneration to employees and directors no less than 5% and no more than 1% of annual profits before income tax, respectively, after offsetting accumulated deficits, if any. Only employees, including employees of affiliate companies that meet certain conditions are entitled to the abovementioned remuneration which to be distributed in stock or cash. The said conditions and distribution method are decided by board of directors or the personnel authorized by board of directors.

AUO accrued remuneration to employees based on the profit before income tax excluding the remuneration to employees and directors for each period, multiplied by the percentage resolved by board of directors. For the years ended December 31, 2016, 2017 and 2018, AUO estimated the remuneration to employees amounting to $1,107,486 thousand, $4,062,114 thousand and $1,215,696 thousand, respectively. Remuneration to directors was estimated based on the amount expected to pay and recognized together with the remuneration to employees as cost of sales or operating related expenses. If remuneration to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of remuneration by the closing price of the shares (ignoring ex-dividend effect) on the day preceding the board of directors’ meeting. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are accounted for as a change in accounting estimate and adjusted prospectively to next year’s profit or loss.

Remuneration to employees and directors for 2016 in the amounts of $1,107,486 thousand and $24,226 thousand, respectively, in cash for payment had been approved in the meeting of board of directors held on March 22, 2017. The aforementioned approved amounts are the same as the amounts charged against earnings of 2016.

Remuneration to employees and directors for 2017 in the amounts of $4,062,114 thousand and $132,604 thousand, respectively, in cash for payment had been approved in the meeting of board of directors held on March 23, 2018. The aforementioned approved amounts are the same as the amounts charged against earnings of 2017.

Remuneration to employees and directors for 2018 in the amounts of $1,215,696 thousand and $27,780 thousand, respectively, in cash for payment have been approved in the meeting of board of directors held on March 22, 2019. The aforementioned approved amounts are the same as the amounts charged against earnings of 2018.

The information about AUO’s remuneration to employees and directors is available at the Market Observation Post System website.

F-78	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

32.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Recognized in cost of sales	$34,305,760	31,660,279	29,980,415
Recognized in operating expenses(i)	4,228,015	4,140,951	3,706,146
	$38,533,775	35,801,230	33,686,561

(b)	Amortization of intangible assets

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Recognized in cost of sales	$1,159,465	628,606	518,403
Recognized in operating expenses(i)	-	-	22,566
	$1,159,465	628,606	540,969

(c)	Employee benefits expenses

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Salaries and wages	$33,283,639	37,818,321	34,933,925
Labor and health insurances	1,804,900	1,967,688	2,009,652
Retirement benefits	2,098,013	1,917,136	1,967,557
Other employee benefits	3,024,372	3,197,324	3,839,988
	$40,210,924	44,900,469	42,751,122

Employee benefits expense summarized by function
Recognized in cost of sales	$30,950,614	34,703,579	33,455,273
Recognized in operating expenses(i)	9,260,310	10,196,890	9,295,849
	$40,210,924	44,900,469	42,751,122

(i)	Operating expenses are inclusive of selling and distribution expenses, general and administrative expenses and research and development expenses.

F-79	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

33.	Other Income

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Interest income on bank deposits	$491,160	591,995	832,621
Interest income on government bonds with reverse repurchase agreements and others	3,382	20,215	8,994
Rental income, net	527,381	531,442	628,401
Dividend income	107,141	248,514	468,263
Grants	631,750	1,801,585	2,716,197
Others	619,414	636,146	757,649
	$2,380,228	3,829,897	5,412,125

34.	Other Gains and Losses

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Foreign exchange gains (losses), net	$770,325	(1,364,929)	(41,391)
Gains (losses) on valuation of financial instruments at FVTPL, net	(411,437)	1,646,034	507,532
Gains (losses) on disposals of investments and financial assets, net	(333,858)	42,788	-
Gains on disposals of property, plant and equipment, net	24,278	330,814	1,923,044
Impairment losses on assets	(34,733)	(1,046,668)	(399,363)
Litigation losses and others	(940,248)	(584,599)	(501,770)
	$(925,673)	(976,560)	1,488,052

F-80	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

35.	Finance Costs

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Interest expense on bank borrowings	$2,072,458	2,519,839	2,442,872
Interest expense on others	635,429	348,022	220,733
	$2,707,887	2,867,861	2,663,605

36.	Income Taxes

According to the amendment to the ROC Income Tax Act enacted on February 7, 2018, an increase in the corporate income tax rate from 17% to 20% is applicable to AUO and its domestic subsidiaries starting from fiscal year 2018 and beyond. In addition, the tax rate for 2018 undistributed earnings was reduced from 10% to 5%.

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income taxes liabilities individually on a stand-alone basis using the enacted tax rates in their respective tax jurisdictions.

(a)	The components of income tax expense (benefit) for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Current income tax expense (benefit):
Current year	$1,601,384	3,719,483	1,444,698
Adjustment to prior years and others	879,337	246,264	(1,772,898)
	2,480,721	3,965,747	(328,200)

Deferred tax expense (benefit):
Temporary differences	(98,137)	(1,271,415)	(632,785)
Investment tax credit and tax losses carryforwards	49,961	(3,819,489)	1,998,662
Effect of changes in statutory income tax rate	-	-	(715,303)
	(48,176)	(5,090,904)	650,574
Total income tax expense (benefit)	$2,432,545	(1,125,157)	322,374

F-81	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit obligations	$-	(155,930)	(38,908)
Items that are or may be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences	$(230,202)	(316,372)	(191,809)

(c)	Reconciliation of the expected income tax expense (benefit) calculated based on the ROC statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018, was as follows:

	For the years ended December 31,
	2016		2017		2018
	Rate	Amount	Rate	Amount	Rate	Amount
		(in thousands)		(in thousands)		(in thousands)
Profit before income taxes		$11,185,902		$39,363,606		$11,216,151
Income tax expense at AUO’s statutory tax rate	17.00%	1,901,603	17.00%	6,691,813	20.00%	2,243,230
Effect of different subsidiaries income tax rate	2.55%	285,661	0.89%	348,192	(4.32)%	(484,055)
Share of profit (loss) of equity-accounted subsidiaries	(3.86)%	(432,163)	(1.80)%	(708,417)	7.09%	795,459
Effect of changes in statutory income tax rate	-	-	-	-	(6.38)%	(715,303)
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	(9.76)%	(1,091,327)	(27.04)%	(10,645,339)	1.24%	138,969
Net of non-taxable income and non-deductible expense	2.47%	275,706	0.61%	241,265	(0.96)%	(108,166)
Loss (gain) from domestic long-term investment	(1.51)%	(168,484)	1.16%	457,275	(0.70)%	(78,791)
Tax on undistributed earnings, net	6.84%	765,419	7.59%	2,987,763	2.89%	323,559
Adjustments to prior year	8.01%	895,861	(1.34)%	(528,662)	(15.81)%	(1,772,898)
Others	-	269	0.08%	30,953	(0.18)%	(19,630)
Income tax expense (benefit)		$2,432,545		$(1,125,157)		$322,374
Effective tax rate	21.74%		(2.85)%		2.87%

F-82	(Continued)

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

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets		Deferred tax liabilities		Total
	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
	(in thousands)
Investment tax credits	$656,480	542,115	-	-	656,480	542,115
Tax losses carryforwards	3,942,012	2,760,163	-	-	3,942,012	2,760,163
Unrealized loss and expenses	284,084	310,192	(61,345)	(5,556)	222,739	304,636
Inventories write-down	644,887	1,027,680	-	-	644,887	1,027,680
Foreign investment gains under the equity method	-	-	(890,153)	(1,049,091)	(890,153)	(1,049,091)
Remeasurement of defined benefit plans	155,930	194,838	-	-	155,930	194,838
Foreign operations – foreign currency translation differences	279,517	426,333	(44,992)	-	234,525	426,333
Others	1,106,104	1,371,347	(641,737)	(577,517)	464,367	793,830
Deferred tax assets (liabilities)	$7,069,014	6,632,668	(1,638,227)	(1,632,164)	5,430,787	5,000,504

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2018
	(in thousands)
Investment tax credits	$840,112	(121,696)	-	(61,936)	656,480	(132,840)	-	18,475	542,115
Tax losses carryforwards	-	3,941,185	-	827	3,942,012	(1,181,429)	-	(420)	2,760,163
Unrealized loss and expenses	178,948	47,383	-	(3,592)	222,739	81,893	-	4	304,636
Inventories write-down	69,938	575,199	-	(250)	644,887	386,558	-	(3,765)	1,027,680
Foreign investment losses (gains) under the equity method	(1,091,023)	200,870	-	-	(890,153)	(158,938)	-	-	(1,049,091)
Remeasurement of defined benefit plans	-	-	155,930	-	155,930	-	38,908	-	194,838
Foreign operations – foreign currency translation differences	(81,847)	-	316,372	-	234,525	-	191,809	-	426,334
Others	(9,538)	447,963	-	25,942	464,367	354,182	-	(24,720)	793,829
Total	$(93,410)	5,090,904	472,302	(39,009)	5,430,787	(650,574)	230,717	(10,426)	5,000,504

F-83	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Unrecognized deferred tax assets and unrecognized deferred tax liabilities

Deferred tax assets have not been recognized in respect of the following items.

	December 31,
	2017	2018
	(in thousands)
Unused tax losses carryforwards	$25,868,554	28,697,671
Unused investment tax credits	706,648	853,837
Difference in depreciation expense for tax and financial purposes	2,104,639	1,972,536
Inventories write-down	10,328	19,852
Others	655,974	646,390
	$29,346,143	32,190,286

The unused investment tax credits with no expiration for the year ended December 31, 2018 from AUST and ACMK were $837,960 thousand and $15,877 thousand, respectively.

Tax loss carryforwards is utilized in accordance with the relevant jurisdictional tax laws and regulations. Net losses from foreign subsidiaries are approved by tax authorities in respective jurisdiction to offset future taxable profits. Under the ROC tax laws, approved tax losses of AUO and its domestic subsidiaries can be carried forward for 10 years to offset future taxable profits.

As of December 31, 2018, the expiration period for abovementioned unrecognized deferred tax assets of unused tax losses carryforwards were as follows:

Year of assessment	Unrecognized deferred tax assets	Expiration in year
	(in thousands)
2009	$8,662	2019
2010	602,694	2019
2011	1,143,264	2020 ~ 2021
2012	10,532,962	2021 ~ 2022
2013	1,748,462	2022 ~ 2023
2014	2,416,663	2019 ~ 2024
2015	4,291,923	2019 ~ 2025
2016	4,339,100	2020 ~ 2026
2017	2,356,880	2021 ~ 2027
2018 (estimated)	1,257,061	2023 ~ 2028
	$28,697,671

F-84	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2018, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred tax liabilities amounted to $15,301 thousand.

(g)	Assessments by the tax authorities

As of December 31, 2018, the tax authorities have completed the examination of income tax returns of AUO through 2016.

37.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2016, 2017 and 2018 were calculated as follows:

	For the years ended December 31,
	2016	2017	2018
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$9,965,129	42,609,500	13,071,646
Weighted-average number of common shares outstanding during the year (basic)	9,624,245	9,624,245	9,624,245
Basic earnings per share	$1.04	4.43	1.36

(b)	Diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 were calculated as follows:

	For the years ended December 31,
	2016	2017	2018
	(in thousands, except for per share data)
Profit attributable to AUO’s shareholders	$9,965,129	42,609,500	13,071,646
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,624,245	9,624,245	9,624,245
Effect of employee remuneration in stock	107,547	347,903	164,609
Weighted-average number of common shares (diluted)	9,731,792	9,972,148	9,788,854
Diluted earnings per share	$1.02	4.27	1.34

F-85	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

38.	Financial Instruments

(1)	Fair value and carrying amount

The carrying amounts of the Company’s current non-derivative financial instruments, including financial assets at amortized cost (loans and receivables) and financial liabilities at amortized cost, were considered to approximate their fair value due to their short-term nature. This methodology applies to cash and cash equivalents, receivables or payables (including related parties), other current financial assets, and short-term borrowings.

Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2017 and 2018 were as follows:

	December 31, 2017		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Financial assets at FVTPL:
Financial assets mandatorily measured at FVTPL	$-	-	1,709,531	1,709,531
Financial assets held for trading	70,366	70,366	-	-
Financial assets at FVTOCI	-	-	6,979,925	6,979,925
Available-for-sale financial assets－noncurrent	4,348,134	4,348,134	-	-
Financial assets at amortized cost (loans and receivables):
Long-term receivables	1,790,400	1,790,400	930,001	930,001
Refundable deposits	515,148	515,148	716,097	716,097

Financial liabilities:
Financial liabilities at FVTPL:
Financial liabilities held for trading	106,597	106,597	22,115	22,115
Financial liabilities at amortized cost:
Long-term borrowings (including current installments)	110,608,010	110,608,010	86,305,318	86,305,318
Guarantee deposits	838,482	838,482	816,512	816,512

F-86	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Valuation techniques and assumptions applied in fair value measurement

The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices. The fair values of other financial assets and financial liabilities without quoted market prices are estimated using valuation approach. The estimates and assumptions used are the same as those used by market participants in the pricing of financial instruments.

Fair value of foreign currency forward contract is measured based on the maturity date of each contract with quoted spot rate and quoted swap points from Reuters quote system.

Fair value of structured investment product is measured based on the discounted future cash flows arising from principal consideration and probable gains estimate to be received.

Fair value of long-term receivable is determined by discounting the expected cash flows at a market interest rate.

The refundable deposits and guarantee deposits are based on carrying amount as there is no fixed maturity.

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

F-87	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2017
Financial assets at FVTPL:
Financial assets held for trading	$-	70,366	-	70,366
Available-for-sale financial assets－noncurrent	4,170,319	-	177,815	4,348,134
Loans and receivables:
Long-term receivables	-	1,790,400	-	1,790,400
Financial liabilities at FVTPL:
Financial liabilities held for trading	-	106,597	-	106,597

December 31, 2018
Financial assets at FVTPL:
Financial assets mandatorily measured at FVTPL	-	1,709,531	-	1,709,531
Financial assets at FVTOCI	6,803,900	-	176,025	6,979,925
Financial assets at amortized cost:
Long-term receivables	-	930,001	-	930,001
Financial liabilities at FVTPL:
Financial liabilities held for trading	-	22,115	-	22,115

There were no transfers between Level 1 and 2 for the years ended December 31, 2017 and 2018.

F-88	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

	For the years ended December 31,
	2016	2017
	(in thousands)
Available-for-sale financial assets without quoted market prices
Balance at the beginning of the year	$70,938	193,582
Net realized/unrealized losses included in:
Profit or loss(i)	(686)	(30,000)
Other comprehensive income	-	-
Purchases	66,948	14,233
Transfer in	56,400	-
Effect of change in exchange rate	(18)	-
Balance at the end of the year	$193,582	177,815

(i)	Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2016 and 2017 were $686 thousand and $30,000 thousand, respectively.

For the year ended December 31, 2018
(in thousands)
Financial assets at FVTOCI－ equity instruments without quoted market prices
Balance at the beginning of the year	$-
Adjustments on initial application of IFRS 9	177,815
Net gains included in other comprehensive income	9,990
Purchases	34,157
Disposals	(45,937)
Balance at the end of the year	$176,025

(5)	Description of valuation processes and quantitative disclosures for fair value measurements categorized within Level 3

The Company’s management reviews the policy and procedures of fair value measurements at least once at the end of the annual reporting period, or more frequently as deemed necessary. When a fair value measurement involves one or more significant inputs that are unobservable, the Company monitors the valuation process discreetly and examines whether the inputs are used the most relevant market data available.

F-89	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Item	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Financial assets at FVTOCI–equity investments without active market	Market approach	• Price-Book ratio (0.99~5.2 at Dec. 31, 2018) • Price-Earnings ratio (14.69~112.13 at Dec. 31, 2018) • Discount for lack of marketability (20% at Dec. 31, 2018)

• The higher the price-book ratio is, the higher the fair value is.

• The higher the price-earnings ratio is, the higher the fair value is.

• The greater degree of lack of marketability is, the lower the fair value is.

39.	Financial Risk Management

(a)	Risk management framework

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk are mainly from:

(i)	The carrying amount of financial assets recognized in the consolidated statements of financial position.

(ii)	The amount of contingent liabilities as a result from the Company providing financial guarantee to its customers.

F-90	(Continued)

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

For the years ended December 31, 2017 and 2018, the Company’s five largest customers accounted for 39.0% and 36.6%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

Refer to note 11 for expected credit loss analysis of accounts receivable and the movement in the loss allowance of accounts receivable.

For credit of guarantee, the Company’s policy is to provide financial guarantees only to subsidiaries.

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

F-91	(Continued)

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

	Contractual cash flows	2018.1.1~ 2018.12.31	2019.1.1~ 2020.12.31	2021.1.1~ 2022.12.31	2023 and thereafter
	(in thousands)
December 31, 2017
Non-derivative financial liabilities
Short-term borrowings	$3,424,376	3,424,376	-	-	-
Long-term borrowings (including current installments)	119,344,944	10,941,692	68,455,501	33,892,568	6,055,183
Refundable deposits	838,482	33,510	9,902	-	795,070
Derivative financial instruments
Foreign currency forward contracts－inflows	(22,124,574)	(22,124,574)	-	-	-
Foreign currency forward contracts－outflows	22,170,245	22,170,245	-	-	-
	$123,653,473	14,445,249	68,465,403	33,892,568	6,850,253

	Contractual cash flows	2019.1.1~ 2019.12.31	2020.1.1~ 2021.12.31	2022.1.1~ 2023.12.31	2024 and thereafter
	(in thousands)
December 31, 2018
Non-derivative financial liabilities
Short-term borrowings	$546,472	546,472	-	-	-
Long-term borrowings (including current installments)	92,485,536	31,854,500	45,935,987	14,395,139	299,910
Refundable deposits	816,512	36,977	-	-	779,535
Derivative financial instruments
Foreign currency forward contracts－inflows	(12,453,853)	(12,453,853)	-	-	-
Foreign currency forward contracts－outflows	12,436,885	12,436,885	-	-	-
	$93,831,552	32,420,981	45,935,987	14,395,139	1,079,445

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

F-92	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As at December 31, 2018, the Company’s total current assets exceeded its total current liabilities by $19,703,440 thousand. Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk.

(3)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable range, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial assets and liabilities, in order to manage market risks. All such transactions are executed in accordance with the Company’s handling procedures for conducting derivative transactions, and also monitored by internal audit department.

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

F-93	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A.	Exposure of currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)		(in thousands)
December 31, 2017
Financial assets
Monetary items
USD	$2,084,406	29.840	62,198,675
JPY	10,228,194	0.2644	2,704,334
EUR	46,517	35.632	1,657,494
Non-monetary items
USD	3,300	29.840	98,472
RMB	19,426	4.5697	88,771

Financial liabilities
Monetary items
USD	1,048,371	29.840	31,283,391
JPY	27,100,546	0.2644	7,165,384
EUR	418	35.632	14,894

December 31, 2018
Financial assets
Monetary items
USD	$2,092,501	30.8020	64,453,216
JPY	11,872,572	0.2775	3,294,639
EUR	29,681	35.2036	1,044,878
Non-monetary items
USD	2,799	30.8020	86,215
RMB	20,258	4.4813	90,782

Financial liabilities
Monetary items
USD	1,188,175	30.8020	36,598,166
JPY	25,296,499	0.2775	7,019,778
EUR	209	35.2036	7,358

F-94	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

B.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises mainly from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade receivables, loans and borrowings and trade payables that are denominated in foreign currency.

Depreciation or appreciation of the NTD by 1% against the USD, EUR and JPY at December 31, 2017 and 2018, while all other variables were remained constant, would have increased or decreased the net profit before tax for the years ended December 31, 2017 and 2018 as follows:

	For the years ended December 31,
	2017	2018
	(in thousands)
1% of depreciation	$280,968	251,674
1% of appreciation	(280,968)	(251,674)

C.	Foreign exchange gain (loss) on monetary items

With varieties of functional currencies within the consolidated entities of the Company, the Company disclosed foreign exchange gain (loss) on monetary items in aggregate. The aggregate of realized and unrealized foreign exchange gains (losses) for the years ended December 31, 2016, 2017 and 2018 were $770,325 thousand, $(1,364,929) thousand and $(41,391) thousand, respectively.

(ii)	Interest rate risk

The Company’s exposure to changes in interest rates is mainly from floating-rate long-term debt obligations. Any change in interest rates will cause the effective interest rates of long-term borrowings to change and thus cause the future cash flows to fluctuate over time. The Company will, depending on the market condition, enter into and designate interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk.

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2016, 2017 and 2018 by $307,464 thousand, $277,612 thousand and $216,955 thousand, respectively.

F-95	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(iii)	Equity price risk

See note 9 and note 10 for disclosure of equity price risk analysis.

40.	Capital Management

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

	December 31,
	2017	2018
	(in thousands)
Total liabilities	$217,352,838	190,765,874
Total equity	212,817,851	207,785,306
Interest-bearing debts	114,032,386	86,851,790
Debt-to-equity ratio	102%	92%
Interest-bearing debt-to-equity ratio	54%	42%
Net debt-to-equity ratio(1)	4%	9%

(1) Net debt-to-equity ratio is defined as interest-bearing debts less cash and cash equivalents divided by total equity.

41.	Related-party Transactions

All inter-company transactions and balances between AUO and its subsidiaries are eliminated in the consolidated financial statements. The transactions between the Company and its related parties are set out as follows:

(a)	Compensation to key management personnel

Key management personnel’s compensation comprised:

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Short-term employee benefits	$354,883	566,231	345,019
Post-employment benefits	1,937	2,244	2,547
	$356,820	568,475	347,566

F-96	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Except for otherwise disclosed in other notes to the consolidated financial statements, the Company’s significant related party transactions and balances were as follows:

(1)	Sales

	Sales			Accounts receivable from related parties
	For the years ended December 31,			December 31,
	2016	2017	2018	2017	2018
	(in thousands)
Associates	$554,889	1,216,868	1,898,336	184,948	696,423
Joint ventures	4,105,390	-	-	-	-
Others(i)	12,767,161	11,959,720	12,050,450	1,668,114	2,057,830
	$17,427,440	13,176,588	13,948,786	1,853,062	2,754,253

The collection terms for sales to related parties were 30 to 55 days from the end of the month during which the invoice is issued. The pricing for sales to related parties were not materially different from those with third parties.

(2)	Purchases

	Purchases			Accounts payable to related parties
	For the years ended December 31,			December 31,
	2016	2017	2018	2017	2018
	(in thousands)
Associates	$9,886,487	8,667,555	9,185,563	3,233,050	3,664,742
Joint ventures	3,754,404	1,057,106	1,449,636	-	-
Others(i)	18,317,386	17,549,228	18,589,791	4,431,681	4,496,444
	$31,958,277	27,273,889	29,224,990	7,664,731	8,161,186

The payment terms for purchases from related parties were 30 to 120 days. The pricing and payment terms with related parties were not materially different from those with third parties.

(3)	Acquisition of property, plant and equipment

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Associates	$7,391	1,549	6,527
Others(i)	-	2,801	4,449
	$7,391	4,350	10,976

F-97	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Disposal of property, plant and equipment and others

	Proceeds from disposal
	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Associates	$926	-	-
Others(i)	-	3,352	-
	$926	3,352	-

	Gains on disposal
	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Associates	$22	-	-
Others(i)	-	2,212	-
	$22	2,212	-

(5)	Other related party transactions

	Other receivables due from related parties
	December 31,
	2017	2018
	(in thousands)
Associates	$47,746	8,161
Others(i)	6,347	4,784
	$54,093	12,945

	Other payables due to related parties (including payable for equipment)
	December 31,
	2017	2018
	(in thousands)
Associates	$9,009	18,148
Joint ventures	292	-
Others(i)	15,137	10,027
	$24,438	28,175

F-98	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Rental income
	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Associates	$31,858	48,223	55,044
Joint ventures	6,611	6,611	6,611
Others(i)	90,032	82,427	91,222
	$128,501	137,261	152,877

	Administration and other income
	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Associates	$15,083	14,311	18,580
Joint ventures	8,301	-	1,060
Others(i)	5,174	9,246	8,789
	$28,558	23,557	28,429

	Rental and other expenses
	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Associates	$36,499	28,017	37,155
Joint ventures	21,821	1,389	567
Others(i)	55,131	35,040	29,336
	$113,451	64,446	67,058

(i)	Entities which are substantive related parties of the Company but not been accounted for using the equity method, mainly Qisda Corporation and its subsidiaries.

The Company leased portion of its facilities to related parties. The collection term was 15 days from quarter-end, and the pricing was not materially different from that with third parties.

For the years ended December 31, 2016, 2017 and 2018, the Company had received cash dividends from related parties of $307,481 thousand, $420,547 thousand and $668,228 thousand, respectively.

F-99	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

42.	Pledged Assets

The carrying amounts of the assets which the Company pledged as collateral were as follows:

		December 31,
Pledged assets	Pledged to secure	2017	2018
		(in thousands)
Restricted cash in banks(i)	Customs duties and guarantee for warranties	$87,105	91,753
Land and building (including investment property)	Long-term borrowings	42,031,020	27,696,480
Machinery and equipment	Long-term borrowings	17,143,591	37,317,602
		$59,261,716	65,105,835

(i) Classified as other current financial assets and other noncurrent assets by its liquidity.

43.	Contingent Liabilities and Commitments

The significant commitments and contingencies of the Company as of December 31, 2018, in addition to those disclosed in other notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As at December 31, 2018, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	December 31, 2018
(in thousands)
USD	9,417
JPY	727,211

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

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

F-100	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Purchase commitments

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

Starting from 2006, DPTW has entered into a long-term materials supply agreement with Evonik Forhouse Optical Polymers Corp. (“EFOP”), a joint venture of the Company. Under the agreement, DPTW and EFOP agreed on the supply of certain optical-grade molding compounds at agreed prices and quantities.

As at December 31, 2018, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $19,983,507 thousand.

(d)	Litigation

(1)	Antitrust civil actions lawsuits in the United States and other jurisdictions

There were civil lawsuits filed against AUO, AUUS and various manufacturers in the TFT-LCD industry in the United States and Canada alleging, among other things, antitrust violations. As of March 22, 2019, AUO and AUUS have reached settlement agreements with the relevant plaintiffs.

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

A lawsuit was filed in September 2018 by the Government of Puerto Rico on its own behalf and on behalf of all consumers and governmental agencies of Puerto Rico against certain LCD manufacturers including AUO and AUUS in the Superior Court of San Juan, Court of First Instance alleging unjust enrichment and claiming unspecified monetary damages. AUO has retained counsel to handle the related matter and intends to defend this lawsuit vigorously, and at this stage, the final outcome of these matters is uncertain. AUO is reviewing the merits of this lawsuit on an on-going basis.

F-101	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Alleged patent infringements

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

In July 2018, Vista Peak Ventures, LLC (“VPV”) filed three lawsuits in the United States District Court for the Eastern District of Texas against AUO, claiming infringement of certain of VPV’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaints, VPV seeks, among other things, unspecified monetary damages for past damages and an injunction against future infringement. While AUO intends to defend the suits vigorously, the ultimate outcome of the three matters is uncertain. AUO is reviewing the merits of the lawsuits on an on-going basis.

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

F-102	(Continued)

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

Management will reassess all litigation and claims at each reporting date based on the facts and circumstances that exist at that time, and will make additional provisions or adjustments to previous provisions, as considered necessary under IFRS. Such additional provisions or adjustments may have a material adverse effect on the Company’s business, results of operations and future prospects. See note 24 for further information about legal provisions and the movements in those legal provisions.

(e)	Others

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, which AUO’s second 8.5-generation fab is located at and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third phrase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the EPA of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. On December 14, 2017, the EPA of the Executive Yuan of Taiwan held the third review meeting of the investigation group. The review meeting reached the conclusion of suggesting approval for the Project. On November 6, 2018, the EPA approved the Project, but on December 6, 2018, five residents in Houli District, Taichung City filed administrative appeal to the Appeals Review Committee of the Executive Yuan requesting a withdrawal of the approval. Currently management does not believe that this event will have a material adverse effect on the Company’s operation and will continue to monitor the development of this event.

F-103	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

44.	Segment, Geographic and Revenue Information

(a)	Operating segment information

The Company has two operating segments: display and energy (formerly named “solar”). The display segment generally is engaged in the research, development, design, manufacturing and sale of flat panel displays and most of our products are TFT-LCD panels. The energy segment primarily is engaged in the design, manufacturing and sale of ingots, solar wafers and solar modules, as well as providing technical engineering services and maintenance services for solar system projects.

The Company’s operating segment information for the years ended December 31, 2016, 2017 and 2018 was as follows:

	For the year ended December 31, 2016
	Display segment	Energy segment	Total segments
	(in thousands)
Net revenue from external customers	$304,826,682	24,262,354	329,089,036
Depreciation and amortization	$37,860,430	1,832,810	39,693,240
Inventory write-down	$3,288,067	385,146	3,673,213
Segment profit (loss)(i)	$12,703,548	(365,092)	12,338,456
Other income			2,380,228
Other gains and losses			(925,673)
Finance costs			(2,707,887)
Share of profit of equity-accounted investees			100,778
Consolidated profit before income tax			$11,185,902

	For the year ended December 31, 2017
	Display segment	Energy segment	Total segments
	(in thousands)
Net revenue from external customers	$322,335,330	18,692,937	341,028,267
Depreciation and amortization	$34,816,463	1,613,373	36,429,836
Inventory write-down	$3,423,097	333,629	3,756,726
Segment profit (loss)(i)	$39,971,375	(832,251)	39,139,124
Other income			3,829,897
Other gains and losses			(976,560)
Finance costs			(2,867,861)
Share of profit of equity-accounted investees			239,006
Consolidated profit before income tax			$39,363,606

F-104	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2018
	Display segment	Energy segment	Total segments
	(in thousands)
Net revenue from external customers	$290,784,754	16,849,635	307,634,389
Depreciation and amortization	$32,981,240	1,246,290	34,227,530
Inventory write-down	$5,094,195	77,557	5,171,752
Segment profit (loss)(i)	$7,792,505	(1,124,640)	6,667,865
Other income			5,412,125
Other gains and losses			1,488,052
Finance costs			(2,663,605)
Share of profit of equity-accounted investees			311,714
Consolidated profit before income tax			$11,216,151

(i)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2016, 2017 and 2018.

(b)	Geographic information

The geographic breakdown for the years ended December 31, 2016, 2017 and 2018 was as follows:

(1)	Net revenue from external customers

	For the years ended December 31,
	2016	2017	2018
Region	(in thousands)
PRC	$115,110,137	125,341,648	113,632,037
Taiwan	104,059,325	108,288,387	99,357,882
Singapore	31,776,305	35,939,290	39,370,930
Japan	33,346,041	32,739,262	21,166,864
Others	44,797,228	38,719,680	34,106,676
	$329,089,036	341,028,267	307,634,389

(2)	Consolidated noncurrent assets(ii)

	December 31,
	2017	2018
Region	(in thousands)
Taiwan	$154,097,271	161,358,754
PRC	67,846,109	61,284,667
Others	11,037,333	6,941,674
	$232,980,713	229,585,095

(ii)	Noncurrent assets are not inclusive of financial instruments, deferred tax assets, and prepaid pension.

F-105	(Continued)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Major customer information

For the years ended December 31, 2016, 2017 and 2018, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2016	%	2017	%	2018	%
	(in thousands)
Customer A	$37,306,348	11	43,645,518	13	35,358,013	11

(d)	Product information

The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Products for Televisions	$140,519,923	152,442,198	113,194,567
Products for Mobile PCs and Devices	66,892,131	71,068,304	74,375,305
Products for Monitors	44,668,054	45,696,144	47,024,353
Products for Commercial and Others(iii)	52,746,574	53,128,684	56,190,529
Solar Products	24,262,354	18,692,937	16,849,635
Total	$329,089,036	341,028,267	307,634,389

(iii)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

45.	Subsequent Events

Except for otherwise disclosed in the other notes to the consolidated financial statements, there is no significant reportable subsequent event.