Form 20-F
period 2019-12-31
AU OPTRONICS CORP
filed 2020-03-27
CIK 1172494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31335

(Exact name of Registrant as specified in its charter)

AU OPTRONICS CORP.	TAIWAN, REPUBLIC OF CHINA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 LI-HSIN ROAD 2
HSINCHU SCIENCE PARK
HSINCHU, TAIWAN
REPUBLIC OF CHINA
(Address of principal executive offices)

Benjamin Tseng
Chief Financial Officer
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China
Telephone No.: +886-3-500-8800
Facsimile No.: +886-3-564-3370

E-mail: IR@auo.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of par value NT$10.00 each	AUOTY	The New York Stock Exchange, Inc. (until September 30, 2019)*
OTC Markets Group (since October 1, 2019)

* Not for trading but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing such Common Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,499,245,115 Common Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T during the preceding 12 months (or for shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one):

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on our beliefs and assumptions and the information available to us from other sources we believe to be reliable as of the date these disclosures were prepared and we undertake no obligation to update these forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “seek,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in selling prices;

•	our ability to comply with the applicable covenants under the terms of our debt instruments;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high-capacity utilization rates;

•	our ability to effectively manage inventories;

•	our dependence on a small number of customers for a substantial portion of our net revenue;

•	our ability to allocate capacity efficiently and in a timely manner;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•	changes in the accounting standard as required by the ROC government;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this annual report. Please see “Item 3. Key Information—3.D. Risk Factors.”

CERTAIN CONVENTIONS

We publish our financial statements in New Taiwan dollars (“NT dollars”), the lawful currency of the Republic of China (“ROC”). This annual report contains translations of NT dollar amounts, Renminbi (“RMB” or “CNY”) amounts, Japanese Yen (“JPY”) amounts and Euro (“EUR”) amounts, into United States dollars (“U.S. dollars”), at specific rates solely for the convenience of the reader. For convenience only and unless otherwise noted, all translations between NT dollars and U.S. dollars, between RMB and U.S. dollars, between JPY and U.S. dollars and between EUR and U.S. dollars in this annual report were made at a rate of NT$29.91 to US$1.00, RMB6.9618 to US$1.00, JPY108.67 to US$1.00 and EUR0.8907 to US$1.00, respectively, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) on December 31, 2019. No representation is made that the NT dollar, RMB, JPY, EUR or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, RMB, JPY, EUR or NT dollars, as the case may be, at any particular rate or at all. On March 13, 2020, the exchange rates set forth in the H.10 weekly statistical release of the Federal Reserve Board were NT$30.13 to US$1.00, RMB7.0079 to US$1.00, JPY107.15 to US$1.00 and EUR0.9037 to US$1.00, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

REFERENCES

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Acer Display”	Acer Display Technology, Inc.
“ACTW”	AUO Crystal Corp.
“AD”	Anti-Dumping Duty
“ADSs”	American Depositary Shares
“AHVA”	Advanced Hyper-Viewing Angle
“AMOLED”	Active-matrix organic light emitting diode, is an organic light emitting diode display technology
“A.R.T”	Advanced Reflectionless Technology
“AUKS”	AU Optronics (Kunshan) Co., Ltd.
“AUSP”	AUO SunPower Sdn. Bhd.
“AUSZ”	AU Optronics (Suzhou) Corp., Ltd.
“AUUS”	AU Optronics Corporation America
“BenQ”	BenQ Corporation
“B/L”	Backlight
“BMC”	BenQ Materials Corp.
“BTA”	The basic tax amount
“CADE”	Conselho Administrativa de Defesa Economica
“CGU”	Cash-generating unit, the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or group of assets
“China” or “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau
“CID”	Center Information Display
“Code”	The Internal Revenue Code of 1986, as amended
“Convertible Securities”	Bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants
“COSO”	Committee of Sponsoring Organizations of the Treadway Commission
“CVD”	Countervailing Duty
“Deposit Agreement”	Deposit agreement and its amendment
“DG COMP”	The Commission of the European Communities Directorate-General for Competition
“DTC”	The Depository Trust Company
“EPA”	Environmental Protection Administration
“Exchange Act”	Securities Exchange Act of 1934, as amended
“fabs”	Fabrication plants
“FDTC”	Fujitsu Display Technologies Corporation (which was merged into Fujitsu Limited)
“Federal Reserve Board”	The Federal Reserve System of the United States
“Forhouse”	Forhouse Corporation
“FSC”	The ROC Financial Supervisory Commission
“FTA”	Free Trade Agreement
“GOA”	Gate on Array
“HD”	High definition
“HDR”	High dynamic range technology
“Hydis”	Hydis Technologies Co., Ltd.
“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board
“IJP”	Ink Jet Printing
“Investment Regulations”	The ROC Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals

“Investment tax credit”	Invest brand-new smart machine tax credit
“Israeli Court”	District Court of the Central District in Israel
“large-size panels”	Panels ten inches and above in diagonal length
“LTPS”	Low temperature poly-silicon method
“LG Display” or “LGD”	LG Display Co., Ltd.
“M.Setek”	M.Setek Co., Ltd.
“mm”	Millimeters
“MOEAIC”	Investment Commission of Ministry of Economic Affairs
“non-ROC resident”	A person who is not a resident of the ROC
“NTSC”	National Television System Committee
“NYSE”	New York Stock Exchange
“Northern California Court”	The United States District Court for the Northern District of California
“OLED”	Organic light emitting diode, a light emitting display technology
“our company,” “us” or “we”	AU Optronics Corp. and/or its consolidated subsidiaries, unless the context suggests otherwise
“PCAOB”	Public Company Accounting Oversight Board
“PCBA”	Printed Circuit Board Assembly
“PID”	Public Information Display
“PFIC”	A passive foreign investment company
“Pre-release”	American depositary shares released before delivery of shares to the depositary
“QCSZ”	Qisda (Suzhou) Co., Ltd.
“QDI”	Quanta Display Inc.
“QDIIs”	Qualified domestic institutional investors
“Qisda”	Qisda Corporation
“Raydium”	Raydium Semiconductor Corporation
“RCEP”	Regional Comprehensive Economic Partnership
“R&D tax credit”	Research and development expenditures tax credit
“ROC” or “Taiwan”	The island of Taiwan and the areas under the effective control of the Republic of China
“ROC government”	The government of the ROC
“Samsung”	Samsung Electronics Co., Ltd.
“Samsung Display”	Samsung Display Co., Ltd.
“Samsung Group”	Samsung Electronics Co., Ltd. and its subsidiaries
“SEC”	The United States Securities and Exchange Commission
“Securities Act”	Securities Act of 1933
“Seiko Epson”	Seiko Epson Corporation
“SID”	Society for Information Display
“Sharp”	Sharp Corporation
“SSEC”	Star Shining Energy Corp.
“subsidiary”	A company owned directly or indirectly by AU Optronics Corp., unless the context suggests otherwise
“SPTL”	SunPower Technology, Ltd., a subsidiary of SunPower Corporation
“Taiwan IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in Taiwan
“TDDI”	Touch and display driver integration
“UHD”	Ultra high definition
“U.S. DOJ”	The United States Department of Justice
“Unipac”	Unipac Optoelectronics Corp.
“VESA”	Video Electronics Standards Association
“VPV”	Vista Peak Ventures, LLC

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.        Selected Financial Data

The selected consolidated financial data set forth below as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The selected consolidated statement of financial position data as of December 31, 2015, 2016 and 2017 and selected consolidated statement of comprehensive income data for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are not included herein. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	Year Ended and As of December 31,
	2015	2016	2017	2018	2019	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenue	360,346.5	329,089.0	341,028.3	307,634.4	268,791.7	8,986.7
Gross profit	39,837.1	34,491.0	61,041.7	28,139.5	455.9	15.3
Selling and distribution expenses	(4,206.1)	(3,895.1)	(3,889.0)	(3,946.5)	(3,751.1)	(125.4)
General and administrative expenses	(9,206.0)	(9,176.7)	(8,158.9)	(7,978.3)	(7,363.2)	(246.2)
Research and development expenses	(8,903.8)	(9,080.8)	(9,854.7)	(9,546.8)	(9,809.6)	(328.0)
Profit (loss) before income tax	7,598.9	11,185.9	39,363.6	11,216.2	(19,844.8)	(663.5)
Income tax expense (benefit)	384.9	2,432.5	(1,125.2)	322.4	1,336.1	44.7
Profit (loss) for the year	7,214.0	8,753.4	40,488.8	10,893.8	(21,180.9)	(708.2)
Total comprehensive income (loss) for the year	6,482.3	1,423.5	39,669.9	9,510.0	(22,592.7)	(755.4)
Profit (loss) for the year attributable to:
Shareholders of AU Optronics Corp.	7,242.2	9,965.1	42,609.5	13,071.6	(18,767.2)	(627.5)
Non-controlling interests	(28.2)	(1,211.7)	(2,120.7)	(2,177.8)	(2,413.7)	(80.7)
Total comprehensive income (loss) for the year attributable to: Shareholders of AU Optronics Corp.	7,185.7	4,502.5	42,146.1	11,996.3	(19,774.4)	(661.2)
Non-controlling interests	(703.4)	(3,079.0)	(2,476.2)	(2,486.3)	(2,818.3)	(94.2)
Earnings (loss) per share—Basic	0.75	1.04	4.43	1.36	(1.96)	(0.07)
Earnings (loss) per share—Diluted	0.70	1.02	4.27	1.34	(1.96)	(0.07)

	Year Ended and As of December 31,
	2015	2016	2017	2018	2019	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Earnings (loss) per ADS equivalent—Basic	7.52	10.35	44.27	13.58	(19.55)	(0.65)
Earnings (loss) per ADS equivalent—Diluted	6.98	10.24	42.73	13.35	(19.55)	(0.65)

Consolidated Statement of Financial Position Data:
Total current assets	161,992.1	163,346.2	180,175.5	149,067.6	143,200.2	4,787.7
Property, plant and equipment	208,785.6	222,741.8	224,933.1	221,586.5	206,734.5	6,911.9
Total assets	399,237.1	405,860.8	430,170.7	398,551.2	386,357.0	12,917.3
Total current liabilities	141,867.7	118,031.6	110,264.7	129,364.2	90,535.8	3,027.0
Total noncurrent liabilities	76,708.3	110,992.9	107,088.1	61,401.7	116,919.3	3,909.0
Total liabilities	218,576.0	229,024.5	217,352.8	190,765.9	207,455.1	6,936.0
Common stock	96,242.5	96,242.5	96,242.5	96,242.5	96,242.5	3,217.7
Non-controlling interests in subsidiaries	22,648.6	18,388.2	17,068.5	14,416.6	11,304.9	377.9
Total equity attributable to shareholders of AU Optronics Corp.	158,012.5	158,448.1	195,749.4	193,368.7	167,597.0	5,603.4

Other Financial Data:
Gross margin(1)	11.1%	10.5%	17.9%	9.1%	0.2%	0.2%
Net margin(2)	2.0%	2.7%	11.9%	3.5%	(7.9%)	(7.9%)
Capital expenditures	33,440.2	46,220.1	43,881.7	34,770.3	29,546.6	987.9
Depreciation and amortization	47,745.8	39,693.2	36,429.8	34,227.5	36,257.7	1,212.2
Net cash flows provided by operating activities	62,003.4	36,695.8	84,363.3	40,200.7	20,730.6	693.1
Net cash flows used in investing activities	(31,734.7)	(42,267.3)	(43,667.5)	(34,497.8)	(28,112.4)	(939.9)
Net cash flows provided by (used in) financing activities	(34,277.0)	10,721.2	(13,410.4)	(41,846.7)	20,742.1	693.5

Segment Data:
Net revenue
Display business	333,392.3	304,826.7	322,335.4	290,784.8	256,667.2	8,581.3
Energy business	26,954.2	24,262.3	18,692.9	16,849.6	12,124.5	405.4
Segment profit (loss)(3)
Display business	19,226.0	12,703.5	39,971.4	7,792.5	(19,484.4)	(651.4)
Energy business	(1,704.8)	(365.1)	(832.3)	(1,124.6)	(983.6)	(32.9)

(1)	Gross margin is calculated by dividing gross profit by net revenue.

(2)	Net margin is calculated by dividing profit (loss) for the year by net revenue.

(3)	Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses.

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

The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. For example, the average selling price per square meter for our large-size panels decreased by 15% in 2019 compared to 2018. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. Capacity expansion in the display panel industry may be due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

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

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2020 or beyond, the value of the ADSs and our shares may be adversely affected.

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

Our results of operations have fluctuated in the past. Our net revenue decreased by approximately 12.6% to NT$268.8 billion (US$9.0 billion) in 2019 compared to net revenue of NT$307.6 billion in 2018, while our net profit for the year decreased from NT$10.9 billion in 2018 to negative NT$21.2 billion (negative US$0.7 billion) in 2019. We cannot assure you that we will be profitable in 2020 or beyond. In addition, we expect that selling prices for many of our existing products will continue to decline over the long term. If we are unable to introduce new products, reduce our production cost to offset the declines in selling prices and maintain a high-capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2020 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net revenue, gross profit, net income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to reduce production cost, such as raw materials and components;

•	our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	other unforeseen circumstances resulting from the above factors which might lead to derecognition of deferred tax assets.

We must comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.

We are a party to numerous loans and other agreements relating to the incurrence of debt, many of which include financial covenants and broad default provisions. The financial covenants primarily include current ratios, leverage ratio, interest coverage ratios, tangible net worth and other technical requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to maintain compliance. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial covenants of our outstanding loans. If the relevant creditors decline to grant waivers for any noncompliance with the covenants, such noncompliance will constitute an event of default which may trigger a requirement for acceleration of the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our other debt instruments to declare an event of default when there is a default in other loan agreements. We cannot assure you that we will be able to remain in compliance with our financial covenants. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debts, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations. If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt. We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Although in the past we have either obtained waivers for such noncompliance from the relevant banks or fully repaid the facility, we cannot assure you that we will always be able to do that in the future.

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

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	rapid changes from month to month, including shipment volume and product mix change;

•	the cyclical nature of the industry, including fluctuations in selling prices, and imbalances between excess supply and slowdowns in demand;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory;

•	changes in general political, economic, financial and legal conditions; and

•	natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geopolitical instability as a result of terrorism or political or military conflicts.

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

Currently, our total sales are derived principally from customers using our products in televisions, monitors, mobile PCs and devices, and commercial and other applications with display devices. For example, a substantial percentage of our sales are derived from our panels and other related products for televisions, which accounted for approximately 44.7%, 36.8% and 32.5% of our net revenue in 2017, 2018 and 2019, respectively. We will continue to be dependent on the growth of the televisions, monitors, mobile PCs and devices, and commercial and other applications for a substantial portion of our net revenue, and any downturn in these industries would result in reduced demand for our products, reduced net revenue, lower selling prices and/or reduced margins, and our business prospects and results of operations may be materially and adversely affected.

If we are unable to achieve high-capacity utilization rates, our results of operations will be affected adversely.

High-capacity utilization rates allow us to allocate fixed costs over a greater number of products produced. Increases or decreases in capacity utilization rates can impact significantly our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on achieving high-capacity utilization rates. In turn, our ability to achieve high-capacity utilization rates will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices.

From time to time, our results of operations in the past have been adversely affected by low capacity utilization rates. We cannot assure you that we will be able to achieve high-capacity utilization rates in 2020 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

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

We depend on a small number of customers for a substantial portion of our net revenue, and a loss of any one of these customers, a significant decrease in orders from any of these customers or difficulty in collecting of accounts receivable would result in the loss of a significant portion of our net revenue and/or material adverse effect on our results of operation.

We depend on a small number of customers for a substantial portion of our business. In 2017, 2018 and 2019, our five largest customers accounted for approximately 39.0%, 36.6% and 38.7%, respectively, of our net revenue. In addition, our major customer, Samsung Group, individually accounted for more than 10% of our net revenue in the last three years, which were 12.8%, 11.5% and 12.3% of our net revenue in 2017, 2018 and 2019, respectively.

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

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, we acquired a total of 42,310,407 common shares from ADLINK Technology Inc. on March 12, 2020 in connection to the tender offer. Mergers, investments or acquisitions, such as the ADLINK share acquisition, that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

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

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ADSs and the underlying ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends. Please refer to “Item 4. Information on the Company—4.A. History and Development of the Company” for further details about the ADLINK share acquisition.

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

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to, the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. Consequently, our annual consolidated financial statements for Taiwan reporting purposes and the basis for our earnings distribution may differ from those included in the annual report on Form 20-F.

Any disagreement between applicable tax authorities and us with respect to our tax estimates, adverse changes in tax law, and any noncompliance with changes in tax laws or their application could adversely affect our results of operations.

We are subject to income taxes in Taiwan and many foreign jurisdictions and might be under tax audit by local tax authorities within certain assessment periods. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our recorded income tax accruals. For example, our taxable income in any jurisdiction depends on the acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s-length basis. In addition, each country’s tax authority has its own regulations on transfer pricing and its own interpretations of those regulations, such as China State Administration of Taxation Public Notice [2017] No. 6, which regulates the special tax investigation and adjustment. Due to inconsistencies in the application of the arm’s-length standard among taxing authorities, as well as a lack of adequate treaty-based protection, challenges to transfer pricing by tax authorities could, if successful, substantially increase our income tax liability and interest expense.

As a multinational enterprise, we are subject to distinct tax regulations in multiple jurisdictions; these different regulations may change adversely over time, which can materially impact our business. For example, although we file a country-by-country reporting return that requires us to disclose the global allocation of our business income, taxes paid, and select indicators of economic activity in the tax jurisdictions where we have business operations, we cannot assure you that the relevant tax authority in every tax jurisdiction in which we operate will consider our transfer pricing policy acceptable. Any increase in tax liability, tax penalty or tax-related interest could adversely affect our financial position and results of operation. In addition, many countries where we have commercial operations may amend their tax laws in accordance with the Base Erosion and Profit Shifting project as set out by the Organization for Economic Co-operation and Development. Rapid shifts in tax regulation can increase our risk of regulatory incompliance in the relevant jurisdiction.

Any impairment charge may have a material adverse effect on our operating results.

Under IFRS, we are required to evaluate our investments and long-term non-financial assets, such as property, plant and equipment, right-of-use assets and long-term purchase agreements, for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to recognize an impairment charge.

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

In addition, under IFRS, we are required to determine the realizability of our deferred tax assets. Our deferred tax assets are reviewed on the annual reporting date, by considering global economic environment, industry environment, statutory tax deduction years and projected future taxable income. The deferred tax assets are then reduced by the amount that any related tax benefits will be no longer probable to be realized.

Any impairment charge on our investments and long-term non-financial assets, or the inability to recognize or the subsequent derecognition of previously recognized deferred tax assets may have a material adverse effect on our operating results.

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

Although our talent development committee, a high-level committee that comprises the Chairman, President and other senior executives, convenes quarterly to review our mid-and long-term strategic positioning for talent acquisition, organizational risk indicators and development of our senior managers, there can be no assurance that we will not lose the services of key senior management personnel. If we are not able to find suitable replacements or integrate replacement personnel in a timely manner or at all, our business operations will suffer material harm. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our day-to-day affairs. If any of our key management personnel is unable to devote enough time to our company, our operations may be affected adversely. We do not carry key person life insurance for any of our senior management personnel.

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

We face potential conflicts of interest with our affiliates, such as Qisda Corporation (“Qisda”) and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 6.99% of our outstanding shares as of December 31, 2019 and is also one of our large customers. Qisda and its subsidiaries accounted for approximately 3.5%, 3.9% and 3.8% of our net revenue in 2017, 2018 and 2019, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. One of our directors, Mr. Peter Chen, is the Chairman and President of Qisda. Furthermore, Mr. Kuen-Yao (K.Y.) Lee, our director and former Chairman, is also a director of Qisda and Chairman of BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.” As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

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

To meet our clients’ requirements, we have expanded our operations internationally, which has led to operations across many countries. For example, we have established a 6-generation LTPS fab in Kunshan, PRC in November 2016, to produce LTPS panels for high-end applications to provide services to our customers in China and other regions. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have a presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies, regulations and taxation. In addition, we may also face established competitors with stronger local experience, more familiarity with the local regulations and practices and better relationships with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These requirements require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file Form SD, containing the conflict minerals disclosure for the prior calendar year, beginning May 31, 2014. We may be subject to the new disclosure requirements related to the conflict minerals. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict-free” minerals, we cannot be sure that we will be able to obtain necessary “conflict-free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals to be not conflict-free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

A cybersecurity breach could interfere with our business operations, compromise confidential information, adversely impact our business reputation and operating results and potentially lead to litigation and other liabilities.

Cybersecurity threats continue to expand and evolve globally. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks and data. Cybersecurity is an integral part of our risk management program. Our cybersecurity response system involves a risk evaluation mechanism that categorizes and escalates different levels of cybersecurity risks towards different countermeasures. In general, our cybersecurity protocols react against lower-level cybersecurity risks within 24 hours and react against higher-level cybersecurity risks within eight hours.

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

Risks Related to Our ADSs and Our Trading Market

We have voluntarily delisted our ADSs from NYSE and may terminate the registration of our securities with the SEC in the future, and this may adversely affect our share price.

On September 9, 2019, our board of directors resolved to delist our ADSs from NYSE. The voluntary delisting was sought in view of the costs of maintaining the listing of the ADSs in the United States. On September 20, 2019, we filed with the SEC a Form 25 to effect the delisting from the NYSE. As soon as we are eligible, we intend to file a Form 15 with the SEC to terminate the registration of the ADSs and the underlying ordinary shares under the Exchange Act. We will remain subject to all SEC requirements, including reporting obligations, until such time as our ADSs and the underlying ordinary shares are deregistered. Since the delisting came into effect on October 1, 2019, our ADSs have been traded in the U.S. over-the-counter market, and Citibank, N.A. has continued to act as our ADSs depositary pursuant to the existing deposit agreement.

The delisting of the ADSs from the NYSE and the possible deregistration under the Exchange Act may have a negative impact on the price of our ADSs and shares of common stock. Following the delisting from NYSE, the ADSs have traded on the U.S. over-the-counter market. Compared with the NYSE, the U.S. over-the-counter market has a smaller trading volume, less liquidity and an information disclosure regime that is less robust. These characteristics may make it more difficult for holders of our ADSs to sell their securities. In addition, broker-dealers have certain regulatory burdens imposed upon them that may discourage them from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. The delisting may result in holders of our ADSs surrendering their ADSs in exchange for the underlying shares and selling them on the Taiwan Stock Exchange. As a result, the market price of our ADSs may be depressed, and the investors may find it more difficult to sell our ADSs.

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

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the FSC, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously issued ADSs have been canceled. In addition, in the case of a deposit of our shares requested under item (4) above, the depositary will refuse to accept deposit of our shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may specify blackout periods (during which deposits may not be made), minimum and maximum amounts and frequencies of deposits.

Notwithstanding the above, per the directive issued by the FSC to us in connection with the FSC’s review of the delisting of ADSs from the NYSE (Reference No. Zheng-Qi-Fa-Zi-1080335017), the total number of the ADSs permitted for trading in the over-the-counter market shall be capped at the outstanding number of the ADSs as of December 2, 2019, New York Time, which is 51,036,874 ADSs, and from December 3, 2019, New York Time, no additional reissuance after redemption of the ADSs will be permitted.

ADS holders will not have the same rights as our shareholders, which may affect the value of the ADSs.

ADS holders’ rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. ADS holders will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest. Moreover, while shareholders who own 1% or more of our total issued shares are entitled to submit one proposal to be considered at our annual general meetings and submit a roster of candidates to be considered for nomination to our board of directors at our shareholders’ meeting for the election of directors, only holders representing at least 51% or more of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings or one nomination to our board of directors, in accordance with the deposit agreement. Hence, only one proposal or one nomination can be submitted on behalf of all ADS holders.

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

Under current ROC law, if you are a non-ROC person (other than a PRC person) and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or a Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals (the “Investment Regulations”). You also will be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Depository & Clearing Corporation book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder would be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

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

Also, if any non-ROC person (other than a PRC person) receives 10% or more of our total issued shares upon a single withdrawal, such non-ROC person must obtain prior approval from the Investment Commission of the Ministry of Economic Affairs (the “MOEAIC”). There can be no assurance that such withdrawing holder would be able to obtain such approval in a timely manner.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (the “Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) approved by the China Securities Regulatory Commission and registered with the Taiwan Stock Exchange or Taiwan Futures Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent, custodian and Tax Guarantor as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal reaches 10% or more of our total issued shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

In addition, PRC investors’ investments in our shares are subject to various restrictions; specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Accordingly, the qualification criteria for a PRC person to make an investment and the investment threshold imposed by the ROC government might cause an ADS holder who is a PRC person to be unable to withdraw and hold our shares.

The protection of the interests of our public shareholders available under our Articles of Incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our Articles of Incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of a ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Act also requires that a shareholder continuously hold at least 1% of our issued shares for at least six months in order to request that our independent director institute an action against a director on the company’s behalf. Therefore, our public shareholders may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

As a foreign private issuer, we are permitted to follow certain home-country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home-country corporate governance practices instead of those otherwise required under the NYSE rules for domestic issuers, including, but not limited to:

•	the evaluation standards for director’s independence;

•	the requirements for non-management directors to meet regularly without management;

•	the requirement to have nominating committee;

•	the requirement to have a remuneration committee/corporate governance committee set up pursuant to the NYSE rules;

•	the requirement for shareholders’ approval on all equity-based compensation and material revisions thereto; and

•	the requirement to adopt NYSE corporate governance guidelines.

For a detailed discussion of the differences between our corporate governance practices and the NYSE listing standards, see “Item 16—16.G. Corporate Governance” for more information.

Following our home-country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE rules applicable to domestic issuers. In addition, as a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Act. Most of our directors and executives, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. It is also not entirely certain that an action for civil liability predicated solely on the United States federal securities laws could be brought directly in the ROC courts.

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

Concentration of our operations in one geographic area may increase our risk of production loss.

Our assets and operations are currently concentrated in one geographic area: the Greater China region (including the ROC and the PRC). For information on our principal facilities see “Item 4. Information on the Company—4.D. Property, Plants and Equipment”. Because our operations are not as diversified geographically, the success of our operations and our profitability may be disproportionately exposed to the effect of regional events, including: fluctuations in prices of raw materials, accidents or natural disasters, viruses, restrictive governmental regulations, curtailment of production, interruption in the availability of gathering, processing, or transportation infrastructure and services, and any resulting delays or interruptions of production from existing or planned production sites. Our concentration in Greater China, in particular, can also expose us to politically related risks, such as changes in region-wide government policies, which could adversely affect development activities or production. Although we have business interruption insurance for our production facilities, our business and results of operations may be significantly challenged if production at, transportation from or access to our production facilities in Greater China were interrupted by the above mentioned risks.

If we are unable to obtain raw materials and components in suitable quantity and quality from our suppliers, our production schedules would be delayed and we may lose substantial customers.

Raw materials and component costs represent a substantial portion of our cost of goods sold. We must obtain sufficient quantities of raw materials and components of the right quality at acceptable prices and in a timely manner. We source most of our raw materials and components, including critical materials like Backlight (“B/L”), driver ICs, glass substrates, Printed Circuit Board Assembly (“PCBA”) and polarizer from a limited group of suppliers, both foreign and domestic. Our operations would be affected adversely if we could not obtain raw materials and components in sufficient quantity and quality at acceptable prices. We may also experience difficulties in sourcing adequate supplies for our operations if there is a ramp-up of production capacity by display panel manufacturers, including our company, without a corresponding increase in the supply of raw materials and components. Further, our suppliers may also face shortage in supply of their key raw materials. The impact of any shortage in raw materials and components will be magnified as we establish new fabs and/or continue to increase our production capacity.

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

We have purchased, and expect to purchase, a substantial portion of our equipment from foreign suppliers for our new capacity and advanced technology fabs. These foreign suppliers also provide assembly, testing and/or maintenance services for our purchased equipment. From time to time, increased demand for new equipment may cause lead time to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to satisfy only partially our equipment orders in the normal time frame. The unavailability of equipment, delays in the delivery of equipment or the delivery of equipment that does not meet our specifications could delay implementation of our planned growth and impair our ability to meet customer orders. Furthermore, if our equipment vendors are unable to provide assembly, testing and/or maintenance services in a timely manner for any reasons, our planned growth may be adversely affected. In addition, the availability or the timely supply of equipment and services from our suppliers and vendors also could be affected by factors such as natural disasters. We may have to use assembly, testing and/or maintenance service providers with which we have no established relationship, which could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. As a result of these risks, we may be unable to implement our planned growth on schedule or in line with customer expectations, and our business may be materially and adversely affected.

If we are unable to manufacture successfully our products within the acceptable range of quality, our results of operations could be affected adversely.

Display panel manufacturing processes are complex and involve a number of precise steps. Defective production can result from a number of factors, including, but not limited to:

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

We face risks related to the recent coronavirus (COVID-19) outbreaks.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, PRC. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. To date, the COVID-19 outbreak has caused significant disruption to the financial markets and international supply chains, which can substantially depress global business activities, restrict access to capital and result in a long-term economic downturn that would negatively affect our operating results. Any interruption to our supply chain can cause shortages in materials and labor supplies that are key to our commercial operations and negatively impact our business results. While there have been intensifying efforts to contain the spread of the COVID-19 by the governments of the countries and territories affected, the extent to which the COVID-19 impacts our results is highly uncertain and depends on future developments, including new information that emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Climate change, other environmental concerns and green initiatives also present other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.

There is increasing concern that climate change is occurring and may adversely affect commercial activity. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to, and regulations on, issues surrounding the existence and extent of climate change may raise our cost of production through the increase in the price of energy and additional levy of energy or carbon tax. Various regulations that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases have recently been adopted by many countries. These regulatory and legislative developments could negatively affect our commercial operations. For example, emission-reporting obligations in newly enacted environmental regulations in the ROC could increase our compliance costs and insurance premiums, which may adversely affect our results of operation and financial condition.

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

Our operations can expose us to the risk of environmental claims that could result in damages awarded or fines imposed against us. We must comply with regulations relating to storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes resulting from our manufacturing processes. See “Item 4. Information on the Company—4.B. Business Overview—Environmental Matters.” In the past, we incurred small fines for failure to meet certain effluent standards and air pollution control regulations. Future changes to existing environmental regulations or unknown contamination of our sites, including contamination by prior owners and operators of our sites, may give rise to additional compliance costs or potential exposure to liability for environmental claims that may seriously affect our business, financial condition and results of operations. In addition, we may face possible disruptions in our manufacturing and production facilities caused by environmental activists, which may affect adversely our business operations.

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

Technology and industry standards in the display panel industry evolve quickly, resulting in steep price declines in the advanced stages of a product’s life cycle. To remain competitive, we must develop or acquire advanced manufacturing process technologies and build advanced technology fabs to lower production costs and enable the timely release of new products. In addition, we expect to utilize more advanced display technologies, such as curved display, OLED, quantum dot wide color gamut, high dynamic range (“HDR”), bezel-less, touch, 8K4K (7680 x 4320 pixel), mini LED, micro LED and other sensor technologies like fingerprinting, to develop new products. Our ability to manufacture products by utilizing more advanced manufacturing process technologies to increase production efficiency will be critical to our sustained competitiveness. We may undertake in the future a number of significant capital expenditures for advanced technology fabs and new capacity subject to market demand and our overall business strategy. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we cannot assure you that we will be successful in completing our planned growth or in the development of other future technologies for our fabs, or that we will be able to complete them without material delays or at the expected costs. If we fail to do so, our results of operations and financial condition may be materially and adversely affected. We also cannot assure you that there will be no material delays in connection with our efforts to develop new technology and manufacture more technologically advanced products. If we fail to develop or make advancements in product technologies or manufacturing process technologies on a timely basis, we may become less competitive.

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

Enhancing our manufacturing process and product technologies is critical to our ability to provide high-quality products to our customers at competitive prices. We intend to continue to advance our manufacturing process and product technologies through internal research and development and licensing from other companies. We currently have certain licensing arrangements with certain companies for product and manufacturing process technologies related to the production of certain products, including certain display panels. See “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property—License Agreements.” If we are unable to renew our technology licensing arrangements with some or all of these companies on mutually beneficial economic terms, we may lose the legal right to use certain of the processes and designs that we may have employed to manufacture our products. Similarly, if we cannot license or otherwise acquire or develop new manufacturing process and product technologies that are critical to the development of our business or products, we may lose important customers because we are unable to continue providing our customers with products based on advanced manufacturing process and product technologies.

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

We rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. Our current standard employment agreement with our employees contains a confidentiality provision which generally provides that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of the relevant agreements and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets, and that could have an adverse effect on our competitive position within the industry.

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

Most of our existing manufacturing operations, and the operations of many of our customers and suppliers, are located in areas including Taiwan, the PRC, Japan, Singapore and Korea. Some locations are vulnerable to natural disasters, such as earthquakes and typhoons. We cannot assure you that natural disasters will not happen and will not have adverse impact on our operations in the future. Any disruption of operations at our fabs or the facilities of our customers and suppliers for any reason, including earthquakes, typhoons or other natural disasters, work stoppages, power outages, water supply shortages and fire, etc., could cause delays in or disrupt production and shipments of our products and raw materials. Any delays or disruptions could result in our customers seeking to source our products from other manufacturers. In addition, shortages or suspension of power supplies have occurred occasionally, and have disrupted our operations. The occurrence of a power outage or voltage sags in the future could seriously hurt our business. Besides, our manufacturing processes require a substantial amount of water. Although currently a significant portion of the water used in our production process is recycled in Taiwan, our production operations may be seriously disrupted by water shortages. We may encounter droughts in Taiwan and the PRC in the future, where most of our current or future manufacturing sites are located. If another drought were to occur and we or the authorities were unable to source water from alternative sources in sufficient quantity, we may be required to shut down temporarily or substantially reduce the operations of these fabs, which would affect seriously our operations. In addition, even if we were able to source water from alternative sources, our reliance on supplemental water supplies would increase our operating costs. Furthermore, the disruption of operations at our customers’ facilities could lead to reduced demand for our products. The occurrence of any of these events in the future could affect adversely our business.

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

Furthermore, since mid-2018, increased political tensions between the United States and the PRC have escalated into a trade war. Although on January 15, 2020, the United States and the PRC signed the Phase One trade deal, which officially agreed to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer and currency practices, any future re-adoption or expansion of United States trade restrictions and tariffs, quotas and embargoes, or further escalation of the United States and PRC trade war could adversely impact our business operations.

In addition, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future investments and operations in the PRC. Therefore, we cannot assure you that changes in such laws and regulations, or in their interpretation and enforcement, will not have a material adverse effect on our investments, businesses and operations in the PRC.

The current restrictions imposed by the ROC government on investments in certain related businesses may limit our ability to compete with other display panel manufacturers that are permitted to establish display panel production operations in the PRC.

The ROC government imposes restrictions on investments made by Taiwan companies in the PRC, including, but not limited to, investments that relate to TFT-LCD manufacturing technology in the PRC. These restrictions limit our investment capacity in the PRC and may disadvantage us compared to other display panel manufacturers that are less restricted by their domestic regulators.

Recently, the ROC government has alleviated some of the relevant regulatory restrictions by offering exemptions, such as making certain investments in and conducting research for the next generation of display panel technology in Taiwan, to allow Taiwan-based TFT-LCD manufacturers to apply to the MOEAIC for investing up to three 6-generation or more advanced TFT-LCD manufacturing fabs in the PRC if these TFT-LCD manufacturers use the same or higher-generation manufacturing technology in Taiwan. In addition, the MOEAIC now also permits Taiwan-based TFT-LCD manufacturers to make equity investments or conduct mergers with PRC-based companies.

Many of our customers and competitors have expanded their businesses and operations to the PRC. To capture the growth trajectory of the PRC market and the lower production costs in the PRC, we started to invest in the PRC in 2002 with the establishment of a module-assembly facility. During the past few years, our investment and commercial presence in the PRC has significantly increased. As of December 31, 2019, we have 18 subsidiaries incorporated in the PRC. For further information of our PRC investments, see “Item 4. Information on the Company—4.C. Organizational Structure.”

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

Most of our assets and operations are located in Taiwan and approximately 31.0% of our net revenue was derived from customers in Taiwan in 2019. Therefore, our business, financial condition and results of operations may be affected by changes in ROC government policies, taxation, inflation, interest rates and general economic conditions in Taiwan, as well as the global economies.

Our business and financial condition may also be affected by changes in local governmental policies and political and social instability. Taiwan has a unique international political status. The PRC government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of the ROC. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between the ROC and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.

The market value of our ADSs may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange is smaller and more volatile than the securities markets in the United States and a number of stock exchanges in Europe. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of trading of securities, and there are currently limits on the range of daily price fluctuations on the Taiwan Stock Exchange. During the period from January 1, 2019 to December 31, 2019, the Taiwan Stock Exchange Index peaked at 12,122.45 on December 18, 2019, and reached a low of 9,382.51 on January 4, 2019. Over the same period, daily closing values of our shares ranged from NT$7.03 per share to NT$12.75 per share. On March 12, 2020, the Taiwan Stock Exchange Index closed at 10,422.32, and the closing value of our shares was NT$8.04 per share.

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

We have significant foreign currency exposure and are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the NT dollar, the Renminbi and other currencies. Our sales, raw materials and components, capital expenditures and certain assets are denominated mainly in U.S. dollars, Japanese yen, NT dollars and Renminbi in varying amounts. For example, in 2019, approximately 93.7% of our net revenue was denominated in U.S. dollars. During the same period, approximately 72.2%, 14.4% and 11.0% of our raw materials and component costs were denominated in U.S. dollars, Japanese yen and NT dollars, respectively. In addition, in 2019, approximately 44.5%, 26.9%, 14.0% and 13.6% of our total capital expenditures (principally for the purchase of equipment) were denominated in NT dollars, Japanese yen, U.S. dollars and Renminbi, respectively. Also, results of operation of our foreign subsidiaries are accounted for in foreign currencies before their consolidation into our financial result. During periods of weakening foreign currencies, the value of certain assets of our foreign subsidiaries could be substantially reduced in NT dollars. Although from time to time, we enter into forward foreign currency contracts to hedge our foreign currency exposure, we may not be able to hedge all of the exposure, including foreign exchange exposure relating to the value of our foreign currency-denominated assets. We cannot assure you that we will fully minimize the risk against exchange rate fluctuations and the impact on our financial condition and results of operations.

Disruptions in the international trading environment and changing international trade regulation may seriously decrease our international sales.

A majority of our net revenue is derived from sales to customers located outside of Taiwan. In 2017, 2018 and 2019, sales to our overseas customers accounted for approximately 68.2%, 67.7% and 69.0%, respectively, of our net revenue. In addition, a significant portion of our sales to customers in Taiwan and PRC is made to major brand customers or their procurement entities located in Taiwan and the PRC. We expect sales to customers outside of Taiwan to continue to represent a significant portion of our net revenue. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products and change the terms upon which we sell our products overseas, which could seriously decrease our international sales.

In addition, our ability to compete effectively could be materially and adversely affected by a number of factors relating to international trade regulation. Higher tariffs, duties or our failure to comply with trade regulations could restrict our ability to export products or compete effectively with our competitors, resulting in a decrease in our international sales. For example, the display panel industry in Taiwan may be negatively impacted by the trilateral Free Trade Agreement (the “FTA”) among China, South Korea and Japan, under which tariff reduction may covers several areas of trade including display panels. The 16th round of FTA negotiations was held in Seoul in November 2019, with an aim of liberalization at a higher level than the Regional Comprehensive Economic Partnership (the “RCEP”). At this stage, the FTA is unlikely to have an immediate effect on our business operations as the FTA is still under negotiation.

Currently, the United States is undergoing political changes, which have created uncertainties for future United States trade policy developments. The U.S. administration has also shown inclinations to withdraw the United States from the World Trade Organization, which can lead to greater economic instability. Since mid-2018, political tensions have increased between the United States and the PRC and have escalated into a tariff war. Although on January 15, 2020, the United States and the PRC signed the Phase One trade deal, which officially agreed to the rollback of tariffs, expansion of trade purchases and renewed commitments on intellectual property, technology transfer and currency practices, any future readoption or expansion of United States trade restrictions and tariffs, quotas and embargoes, or further escalation of the United States and PRC trade war, could adversely impact our business operations.

We face risks related to health epidemics and outbreaks of contagious disease.

In the recent years, there have been reports of outbreaks of highly pathogenic diseases in Asia and other parts of the world. The outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers have a presence in Asia (mainly in Taiwan and the PRC), an outbreak of contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

At the end of 2008, we entered the solar business and formed our Solar Photovoltaic Business Unit in October 2009. In connection with this expansion, we obtained a controlling interest in M.Setek, a major polysilicon, ingot and solar wafer manufacturer in Japan, through equity investments in 2009. Furthermore, in May 2010, we formed a joint venture named AUO SunPower Sdn. Bhd. (“AUSP”) with SunPower Technology, Ltd. (“SPTL”). Since 2011 we have also operated an ingot- and solar-wafer related business through our subsidiary AUO Crystal Corp. In September 2016, we sold all of our interest in AUSP to SPTL for a consideration of US$170.1 million. Furthermore, we have built solar systems and invested in solar power plants in Taiwan since 2011.

On March 12, 2020, we acquired approximately 19.45% equity interest in ADLINK Technology. ADLINK Technology is one of the global leaders in industrial computers and provides edge computing products and solutions for numerous vertical fields of industrial and commercial applications. Through the ADLINK Tender Offer, our goal is to form a strategic partnership with ADLINK Technology to help our customers from different domains to gain access to more comprehensive Artificial Intelligence of Things software and hardware integration services.

Our principal executive offices are located at No. 1, Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, ROC, and our telephone number is +886-3-500-8800. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, and our agent’s telephone number is 302-738-6680.

From May 2002 to September 2019, our ADSs were listed on the NYSE under the symbol “AUO” and we voluntarily delisted our ADSs from the NYSE, effective on October 1, 2019. After delisting, we have maintained our ADR program in the United States and our ADSs are still traded on the U.S. over-the-counter market under the symbol “AUOTY”.

For a description of our capital expenditures in the past three fiscal years and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.—Liquidity and Capital Resources—Capital Expenditures.”

4.B.        Business Overview

Introduction

We are one of the world’s leading TFT-LCD panel providers. We operate in two business segments: display business and energy business.

Display business. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. We also provide smart solutions integrating software and hardware. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in televisions, monitors, mobile PCs and devices, and commercial and other applications (such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment, etc.). The display business was sub-divided into the Technology Group, the Business Group and the Manufacturing Group effective on November 1, 2018. The Technology Group is headed by Chief Technology Officer Dr. Wei-Lung Liau; the Business Group is headed by Vice President TY Lin; and the Manufacturing Group is headed by Vice President Ting-Li Lin. We expect this restructuring to optimize operational and human resource allocation and help us further advance our leadership position in R&D.

Energy business. We entered into the solar business at the end of 2008. We are capable of manufacturing products such as ingots, solar wafers and solar modules. We are also able to build solar systems, invest in solar power plant and provide various value-added services for solar systems projects.

For the year ended December 31, 2019, net revenue generated from our display business and energy business was NT$256,667.2 million (US$8,581.3 million) and NT$12,124.5 million (US$405.4 million), respectively, representing approximately 95.5% and 4.5% of our total net revenue, respectively. For more information on the financial performance of our two operating segments, see “Item 5. Operating and Financial Review and Prospects” and Note 30 and Note 46 to our consolidated financial statements.

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

We currently manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs”. With production facilities utilizing 3.5-, 4-, 4.5-, 5-, 6-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. As of February 29, 2020, all the fabs listed under “—4.D. Property, Plants and Equipment” have commenced commercial production. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing and module assembly sites for the display business.

Principal Products

We design, develop, manufacture, assemble and market a wide range of display products for the following principal product categories:

•	televisions, which utilize display panels ranging mainly from 21.5 inches to 85 inches, including panels for televisions, TV sets and other related products;

•	monitors, which utilize display panels ranging mainly from 17 inches to 35 inches, including products such as desktop monitors;

•	mobile PCs and devices, which utilize display panels ranging mainly from 6.21 inches to 17.3 inches, including products such as notebooks, tablets and mobile phones; and

•	commercial and other applications, which utilize display panels ranging mainly from 1.2 inches to 27 inches or above for use in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment and others.

The following table sets forth the shipment of our display products by category for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(Panels in thousands)
Products for Televisions	31,374.5	31,022.7	29,090.9
Products for Monitors	26,060.8	27,985.2	25,210.5
Products for Mobile PCs and Devices	166,290.2	157,489.9	120,365.4
Products for Commercial and Other Applications	56,930.0	64,889.1	64,591.2
Total	280,655.5	281,386.9	239,258.0

The following table sets forth our net revenue by product category for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Products for Televisions	152,442.2	44.7	113,194.6	36.8	87,269.7	2,917.7	32.5
Products for Monitors	45,696.2	13.4	47,024.4	15.3	39,522.3	1,321.4	14.7
Products for Mobile PCs and Devices	71,068.3	20.9	74,375.3	24.2	69,305.5	2,317.1	25.8
Products for Commercial and Others(1)	53,128.7	15.5	56,190.5	18.2	60,569.7	2,025.1	22.5
Solar Products	18,692.9	5.5	16,849.6	5.5	12,124.5	405.4	4.5
Total	341,028.3	100.0	307,634.4	100.0	268,791.7	8,986.7	100.0

(1)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

Products for Televisions

Our current portfolio of products for televisions consists of 21.5-inch to 85-inch panels. In 2019, approximately 65.7% of the sales of products for televisions we produced were 50 inches and above. In 2017, 2018 and 2019, sales of products for televisions accounted for 44.7%, 36.8% and 32.5%, respectively, of our net revenue.

Products for Monitors

In recent years, demand for monitors has continued to migrate to larger sizes. In 2019, 21.5-, 24- and 27-inch panels were the major sizes produced by us for monitors. In 2017, 2018 and 2019, sales of products for monitors accounted for 13.4%, 15.3% and 14.7%, respectively, of our net revenue.

Products for Mobile PCs and Devices

In 2017, 2018 and 2019, sales of products for mobile PCs and devices accounted for 20.9%, 24.2% and 25.8%, respectively, of our net revenue. In 2019, 14.0-inch and 15.6-inch panels with an aspect ratio of 16:9 were the major sizes produced by us for notebooks, while 7-inch and 10.1-inch panels were the major sizes produced by us for tablets. The major sizes of mobile phones produced by us range from 4.97-inch to 7.12-inch.

Products for Commercial and Others

Our products for commercial and others are used in products such as displays for automobiles, industrial PCs, automated teller machines, point of sale terminals, pachinko machines, medical equipment and others. In 2017, 2018 and 2019, sales of products for commercial and others accounted for 15.5%, 18.2% and 22.5%, respectively, of our net revenue.

Customers, Sales and Marketing

We sell our panels mostly to brand companies and original equipment manufacturing service providers with operations in Taiwan, the PRC, Japan, Singapore and other areas. The following table sets forth the geographic breakdown of our net revenue by the location of our customers placing orders for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Taiwan	108,288.4	31.8	99,357.9	32.3	83,229.6	2,782.7	31.0
PRC	125,341.6	36.8	113,632.0	36.9	98,362.2	3,288.6	36.6
Singapore	35,939.3	10.5	39,370.9	12.8	38,534.3	1,288.3	14.3
Japan	32,739.3	9.6	21,166.9	6.9	20,924.0	699.6	7.8
Others(1)	38,719.7	11.3	34,106.7	11.1	27,741.6	927.5	10.3
Total	341,028.3	100.0	307,634.4	100.0	268,791.7	8,986.7	100.0

(1)	Include the United States, Europe and other regions.

Our sales in Taiwan and the PRC, as set forth in the table above, represent a significant portion of our net revenue for the past three years, due to the fact that our major brand customers or their procurement entities are located in Taiwan and the PRC.

We market our panels to, and negotiate prices with, both our original equipment manufacturing service provider customers and brand customers, as display panels often constitute a significant part of the end product. A significant portion of our net revenue is attributable to a small number of our customers. In 2017, 2018 and 2019, our five largest customers accounted for approximately 39.0%, 36.6% and 38.7%, respectively, of our net revenue. In addition, our major customer, Samsung Group, individually accounted for more than 10% of our net revenue in the last three years, which were 12.8%, 11.5% and 12.3% of our net revenue in 2017, 2018 and 2019, respectively.

We focus our sales activities on a number of large customers with whom we seek to build long-lasting relationships. Each of our product categories have an independent sales and marketing division; each sales and marketing division is subdivided into smaller customer teams dedicated to each of our major customers.

Our customers typically provide monthly nonbinding rolling forecasts of their requirements for the coming several months, and typically place purchase orders several weeks before the expected shipment date.

We generally provide a limited warranty to our customers, including the provision of replacement parts and after-sale service for our products. In connection with these warranty policies, based on our historical experience, we set aside an amount as a reserve to cover these warranty obligations. As of December 31, 2019, our reserve for warranties totaled NT$1,292.2 million (US$43.2 million). In addition, we are required under several of our sales contracts to provide replacement parts for our products, at agreed prices, for a specified period of time.

We price our products in accordance with prevailing market conditions, giving consideration to factors such as the complexity of the product, the order size, the strength and history of our relationship with the customer and our capacity utilization. Selling prices and payment terms for sales to related parties are not significantly different from those for other customers. Our credit policy for sales to related parties and other customers typically requires payment within 25 to 60 days. From time to time, we may extend longer credit terms to our large customers as compared to our smaller customers. The average number of collection days extended for sales to our customers for the years ended December 31, 2017, 2018 and 2019 was 48 days, 52 days and 54 days, respectively. We believe the terms for customers and products are comparable to the terms offered by our industry peers.

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

Raw Materials and Components and Suppliers

Our manufacturing operations require adequate supplies of raw materials and components of the right quality on a timely basis. The prices of these raw materials and components are subject to volatility. We purchase our raw materials and components based on forecasts from our customers, as well as our own assessments of our customers’ needs. We generally prepare forecasts one to four months in advance, depending on the raw materials and components, and update this forecast weekly or monthly. We source most of our raw materials and components, including critical materials such as B/L, driver ICs, glass substrates, PCBA and polarizer, from a limited group of suppliers. In order to reduce our raw materials and component costs and our dependence on any one supplier, we generally purchase our raw materials and components from multiple sources. We typically do not enter into contracts with our suppliers. However, during periods of supply shortages, we may enter into supply contracts with suppliers to ensure a stable supply of necessary raw materials and components.

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

Raw materials and components constitute a substantial portion of our cost of goods sold. An increase in the cost of our raw materials may adversely affect our gross margins. Set forth below are our major suppliers of key raw materials and components in alphabetical order by category:

B/L	Driver ICs	Glass Substrates	PCBA	Polarizer
Coretronic	Novatek	Asahi Glass	Qisda(2)	BMC(3)
Epoch Chemtronics	Raydium(1)	Corning Taiwan	Regent Manner	Nitto Denko
Radiant		Nippon Electric Glass	Universal Global	Sumika Technology

(1)	Raydium is our investee. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

(2)	Qisda is one of our major shareholders. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

(3)	BMC is a subsidiary of one of our major shareholders, Qisda. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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

In 2019, we reduced our equipment purchases as compared to 2018 primarily due to the substantial completion of the installation of our 8.5-generation fab in Taichung. Going forward, we expect to maintain investments in advanced technology and new capacity based on market conditions. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” We purchase equipment from a small number of qualified vendors to assure consistent quality and performance. We typically order equipment six to twelve months or longer in advance of our planned installation.

Competition

The display business is highly competitive. Most of our competitors operate fabs in Korea, Taiwan, the PRC and Japan. We believe our principal competitors include LG Display and Samsung Display in Korea; Innolux and Hannstar Display in Taiwan; BOE, China Star Optoelectronics Technology, CEC-Panda LCD Technology, Xianyang CaiHong Optoelectronics Technology, HKC, Tianma, EverDisplay Optronics, Century, Truly Semiconductors Ltd and Visionox in the PRC and Sharp, Panasonic LCD and Japan Display in Japan.

In addition, we believe the principal elements of competition for customers in the display market include:

•	price, based in large part on the ability to ramp up lower-cost, advanced technology production facilities before competitors;

•	product features and quality;

•	customer service, including product design support;

•	ability to keep production costs low by maintaining high yield and operating at full capacity;

•	ability to provide sufficient quantity of products to meet customer demand;

•	quality of the research and development team;

•	time-to-market;

•	superior logistics; and

•	access to capital.

Energy Business

Through our subsidiaries AUO Crystal Corp. and M.Setek, we mainly focus on research, production and sales of solar materials, such as ingots and solar wafers. Our principal manufacturing sites for ingots and solar wafers are located in Taiwan, Japan and Malaysia.

The rise in solar cell conversion efficiency has enabled high-efficiency mono crystalline solar wafers to replace gradually multi-crystalline solar wafers as the mainstream product. Reacting to this trend, we have shut down our multi-crystalline production at the end of 2018, which includes multi-crystalline brick production, multi-crystalline slicing operation and the cell production.

We also design, develop and manufacture solar modules, build solar systems, provide various value-added services for solar systems projects and invest in solar plants. A solar module is an assembly of solar cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, our solar modules are mostly manufactured with mono-crystalline solar cells. A solar system consists of one or more solar modules that are physically mounted and electrically interconnected with system components such as inverters, mounting structures, wiring systems and other devices to produce and store electricity. See “Item 4. Information on the Company—4.D. Property, Plants and Equipment” for information on our principal manufacturing sites for the solar business.

We sell our ingot and solar wafer products primarily to solar cell manufacturers. We are also dedicated to reach out to new clients in emerging markets to enlarge our current customer base. We sell our solar modules to Taiwan, Japan, Europe and customers in other regions, including installers, solar system integrators, property developers and other value-added resellers.

In 2019, revenues generated from our energy business amounted to NT$12,124.5 million (US$405.4 million), representing 4.5% of our total net revenue for 2019.

Quality Management

Our quality management system includes design quality assurance, manufacturing quality assurance, vendor quality assurance and service quality assurance. By structuring a quality management system, building up product design and development procedures for our different business applications as well as conducting market analysis, feasibility study, risk assessment, product verification and validation in our product development process, we endeavor to achieve a “first time right” approach. We are also dedicated to production quality control and process technology enhancement upon failure modes and effect analysis, process control plan, statistical process control and measurement system analysis.

For vendor quality assurance, we cooperate with our primary suppliers through our extensive experience and effective management. We encourage suppliers to demonstrate quality control and reliability, and also perform an annual customer satisfaction survey to ensure that their needs are well understood and addressed. Customer feedbacks are critical to our continual improvement plans. In addition, we use a quality audit program, nonconformity management and the hazardous chemical management to secure long-term agreements and develop strategic relationships.

Our quality management system has received accredited International Standard of ISO 9001 and QC080000 certifications, as well as qualifications from our customers. We also received the IATF 16949 for most of our factories that design and manufacture the flat panel displays. In addition, all of our facilities have been certified as meeting the International Organization for Standardization ISO 14001 environmental protection standards and OHSAS 18001 occupational health and safety standard, and certain of our facilities have completed ISO 50001 certification for energy management. The International Standard assessment process involves subjecting our manufacturing processes and quality management systems to periodic reviews and observations. We believe that certification also provides independent verification to our customers regarding the quality control employed in our manufacturing and assembly processes.

Insurance

We mostly maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage and damage due to fire, earthquakes, floods and other natural and accidental perils. As of December 31, 2019, our insurance coverage included protection from covered losses, including property damage up to maximum coverage of NT$30.1 billion (US$1.0 billion) for all of our inventories and NT$804.1 billion (US$26.9 billion) for our equipment and facilities. In addition, as of December 31, 2019, we had insurance coverage for business interruptions in the aggregate amount of NT$37.7 billion (US$1.3 billion).

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

In 2015, we launched a water recycling system at our Lungtan site. Through various recycling phases, the processed water is condensed and reduced to zero liquid discharge through an advanced evaporation platform. We will continue to create values and opportunities for sustainable development.

Intellectual Property

Overview

As of February 29, 2020, we had filed more than 26,600 patent applications in various jurisdictions, including Taiwan, the United States, the PRC, Japan, United Kingdom, European Union, Korea and others. These patent applications include patents for TFT-LCD and OLED manufacturing processes and products, and more than 19,500 patents were issued as of February 29, 2020. Most of these patents have a term of 20 years. In addition, we have registered “AU Optronics” as a trademark in some countries and jurisdictions where we operate, including Taiwan, United States, European Union and Korea and registered our corporate logo, “AUO” as a trademark in the Taiwan, the PRC, United States, European Union, Japan, Korea, Malaysia and Singapore, Turkey, the Philippines, Saudi Arabia, New Zealand and Australia.

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

License Agreements

We have entered into patent and intellectual property license and cross-license agreements, some of which require periodic royalty payments. For example: (i) we have license agreements with each of FDTC (subsequently assumed by Fujitsu Limited) and Toppan Printing Co., Ltd., which provides for the non-transferable and nonexclusive license under certain patents to manufacture certain LCD and OLED panels at our facilities, (ii) we entered into cross-license agreements with each of Sharp, LGD, Samsung and Hydis (E Ink’s Korean subsidiary), respectively. Under each of these agreements, each party granted to the other non-transferable and nonexclusive licenses in relation to certain patents involving LCD-related technologies, (iii) we have a cross-license agreement with Japan Display Inc. (formerly known as Japan Display East Inc./Hitachi Displays Ltd.) and Panasonic Liquid Crystal Display Co., Ltd. (formerly known as IPS Alpha Technology Ltd.), under which each party granted to the other non-transferrable and nonexclusive licenses under certain patents to manufacture certain TFT-LCD and OLED panels and modules, (iv) we have a license agreement with Semiconductor Energy Laboratory Co., Ltd., which provides for the non-transferable and nonexclusive licenses under certain patents to manufacture certain LCD and certain OLED products, (v) we have a cross-license agreement with Seiko Epson, under which AUO granted to Seiko Epson non-transferrable and nonexclusive licenses under certain patents involving certain technologies, and Seiko Epson granted to AUO a non-transferrable and nonexclusive license under certain patents involving LCD, related technologies, and (vi) we have a license agreement with Sanyo Electric Co., Ltd., which provides for non-transferable and nonexclusive licenses under certain patents to manufacture certain LCD and OLED panels and modules.

In addition to the above, we have also entered into license or cross-license agreements with other third parties in the course of our business operations in connection with certain patents which such third parties own or control. In the future, we may need to obtain additional patent licenses or renew existing license agreements.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2019.

(1)	28.56% held directly by AU Optronics Corp., 6.40% held indirectly through Konly Venture Corp. and 6.09% held indirectly through Ronly Venture Corp., respectively.

(2)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(3)	In the process of liquidation.

The following table sets forth summary information for our subsidiaries as of December 31, 2019.

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
a. u. Vista Inc.	Research and development and IP-related business	United States	100.00%(1)

AFPD Pte., Ltd.	Manufacturing TFT-LCD panels based on low-temperature polysilicon technology	Singapore	100.00%(1)

AU Optronics (Czech) s.r.o.	Assembly of solar modules	Czech Republic	100.00%(1)

AU Optronics (Kunshan) Co., Ltd.	Manufacturing and sales of TFT-LCD panels	PRC	51.00%(1)

AU Optronics (L) Corp.	Holding and trading company	Malaysia	100.00%

AU Optronics (Shanghai) Co., Ltd.	Sales support of TFT-LCD panels	PRC	100.00%(1)

AU Optronics (Slovakia) s.r.o.	Repairing of TFT-LCD modules	Slovakia Republic	100.00%(1)

AU Optronics (Suzhou) Corp., Ltd.	Manufacturing, assembly and sales of TFT-LCD modules	PRC	100.00%(1)

AU Optronics (Xiamen) Corp.	Manufacturing, assembly and sales of TFT-LCD modules	PRC	100.00%(1)

AU Optronics Corporation America	Sales and sales support of TFT-LCD panels	United States	100.00%(1)

AU Optronics Corporation Japan	Sales support of TFT-LCD panels	Japan	100.00%(1)

AU Optronics Europe B.V.	Sales and sales support of TFT-LCD panels	Netherlands	100.00%

AU Optronics Korea Ltd.	Sales support of TFT-LCD panels	South Korea	100.00%(1)

AU Optronics Manufacturing (Shanghai) Corp.	Manufacturing and assembly of TFT-LCD modules; leasing	PRC	100.00%(1)

AU Optronics Singapore Pte. Ltd.	Holding company and sales support of TFT-LCD panels	Singapore	100.00%(1)

AUO Care Information Tech. (Suzhou) Co., Ltd.	Design, development and sales of software and hardware for health care industry	PRC	100.00%(2)

AUO Crystal (Malaysia) Sdn. Bhd.	Manufacturing and sales of solar wafers	Malaysia	100.00%(3)

AUO Crystal Corp.	Manufacturing and sales of ingots and solar wafers	ROC	100.00%

AUO Green Energy America Corp.	Sales support of solar-related products	United States	100.00%(5)

AUO Green Energy Europe B.V.	Sales support of solar-related products	Netherlands	100.00%(5)

BriView (Hefei) Co., Ltd.	Manufacturing and sales of liquid crystal products and related parts	PRC	100.00%(6)

BriView (L) Corp.	Holding company	Malaysia	100.00%(7)

BriView (Xiamen) Corp.	Manufacturing and sales of liquid crystal products and related parts	PRC	100.00%(8)

ComQi Canada Inc.	Research and development of content management system	Canada	100.00%(20)

ComQi Holdings Ltd.	Holding company	United Kingdom	100.00%(9)

ComQi Inc.	Sales of content management system and hardware	United States	100.00%(20)

ComQi Ltd.	Holding company	Israel	100.00%

ComQi UK Ltd.	Sales support of content management system	United Kingdom	100.00%(20)

Darwin Precisions (Hong Kong) Limited	Holding company	Hong Kong	100.00%(10)

Darwin Precisions (L) Corp.	Holding company	Malaysia	100.00%(11)

Darwin Precisions (Slovakia) s.r.o.	Manufacturing and sales of automotive parts	Slovakia Republic	100.00%(10)

Subsidiary	Main Activities	Jurisdiction of Incorporation	Percentage of Ownership Interest
Darwin Precisions (Suzhou) Corp.	Manufacturing and sales of backlight modules and related parts	PRC	100.00%(12)

Darwin Precisions (Xiamen) Corp.	Manufacturing and sales of backlight modules and related parts	PRC	100.00%(12)

Darwin Precisions Corporation	Manufacturing, design and sales of TFT-LCD modules, TV set, backlight modules and related parts	ROC	41.05%(13)

Edgetech Data Technologies (Suzhou) Corp., Ltd.	Design and sales of software and hardware integration system and equipment relating to intelligent manufacturing	PRC	100.00%(2)

Forefront Corporation	Holding company	Mauritius	100.00%(11)

Forhouse Electronics (Suzhou) Co., Ltd.	Manufacturing of motorized treadmills	PRC	100.00%(14)

Forhouse International Holding Ltd.	Holding company	BVI	100.00%(11)

Fortech Electronics (Kunshan) Co., Ltd.	Manufacturing and sales of backlight modules and related parts	PRC	100.00%(15)

Fortech Electronics (Suzhou) Co., Ltd.	Manufacturing and sales of backlight modules and related parts	PRC	100.00%(16)

Fortech International Corp.	Holding company	Mauritius	100.00%(17)

Forward Optronics International Corp.	Holding company	Samoa	100.00%(17)

JohnRyan Inc.	Development and sales of content management system and sales of related hardware	United States	100.00%(21)

JohnRyan Limited	Development and sales of content management system and sales of related hardware	United Kingdom	100.00%(21)

Konly Venture Corp.	Venture capital investment	ROC	100.00%

Mega Insight Smart Manufacturing (Suzhou) Corp., Ltd.	Development and licensing of software relating to intelligent manufacturing, and related consulting services	PRC	100.00%(2)

M.Setek Co., Ltd.	Manufacturing and sales of ingots	Japan	99.9991%(18)

Prime Forward International Ltd.	Holding company	Samoa	100.00%(17)

Ronly Venture Corp.	Venture capital investment	ROC	100.00%

Sanda Materials Corporation	Holding company	ROC	100.00%(3)

Space Money Inc.	Sales and leasing of content management system and hardware	ROC	100.00%

Suzhou Forplax Optronics Co., Ltd.	Manufacturing and sales of precision plastic parts	PRC	100.00%(19)

U-Fresh Technology Inc.	Planning, design and development of construction for environmental protection and related project management	ROC	100.00%

U-Fresh Technology (Suzhou) Co., Ltd.	Planning, design and development of construction project for environmental protection and related project management	PRC	100.00%(2)

U-Fresh Environmental Technology (Shandong) Co., Ltd.	Planning, design and development of construction project for environmental protection and related project management	PRC	100.00%(4)

(1)	Indirectly, through our 100.00% ownership of AU Optronics (L) Corp.

(2)	Indirectly, through our 100.00% ownership of AU Optronics (Shanghai) Co., Ltd.

(3)	Indirectly, through our 100.00% ownership of AUO Crystal Corp.

(4)	Indirectly, through our 100.00% ownership of U-Fresh Technology (Suzhou) Co., Ltd.

(5)	Indirectly, through our 100.00% ownership of AU Optronics Singapore Pte. Ltd.

(6)	Indirectly, through our 100.00% ownership of BriView (L) Corp.

(7)	70.29% held indirectly through AU Optronics (L) Corp. and 29.71% held indirectly through Darwin Precisions Corporation, respectively.

(8)	Indirectly, through our 100.00% ownership of AU Optronics (Xiamen) Corp.

(9)	Indirectly, through our 100.00% ownership of ComQi Ltd.

(10)	Indirectly, through our 100.00% ownership of Darwin Precisions (L) Corp.

(11)	Indirectly, through our 41.05% ownership of Darwin Precisions Corporation.

(12)	Indirectly, through our 100.00% ownership of Darwin Precisions (Hong Kong) Limited.

(13)	28.56% held directly by AU Optronics Corp., 6.40% held indirectly by Konly Venture Corp. and 6.09% held indirectly by Ronly Venture Corp., respectively.

(14) Indirectly, through our 100.00% ownership of Forefront Corporation.

(15) Indirectly, through our 100.00% ownership of Prime Forward International Ltd.

(16) Indirectly, through our 100.00% ownership of Fortech International Corp.

(17) Indirectly, through our 100.00% ownership of Forhouse International Holding Ltd.

(18) Indirectly, through our 100.00% ownership of Sanda Materials Corporation.

(19)	65.52% held indirectly through Forward Optronics International Corp. and 34.48% held indirectly through Fortech International Corp., respectively.

(20) Indirectly, through our 100.00% ownership of ComQi Holdings Ltd.

(21) Indirectly, through our 100.00% ownership of ComQi Inc.

4.D.       Property, Plants and Equipment

Principal Facilities

Display Business

As of December 31, 2019, we had a monthly capacity to produce approximately 2.5 to 2.9 million square meters of glass area of TFT-LCD panels. The capacity may be subject to change due to factors such as product mix, technological changes and production efficiency improvement.

As of February 29, 2020, our principal manufacturing sites were located in Taiwan, the PRC, Europe and Singapore. The following table sets forth certain information relating to our principal facilities as of February 29, 2020. The land in the Hsinchu Science Park, Lungke Science Park and Central Taiwan Science Park on which our facilities are located is leased from the ROC government. The land in Xiamen Torch Hi-tech Industrial Development Zone, Kunshan Economic and Technical Development Zone and Suzhou Industrial Park, on which our facilities are located, is leased from the PRC government.

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

C4A C5D C6C	36, Keji 1st Rd., Tainan Technology Industrial Park, Annan Dist., Tainan City 70955, Taiwan, ROC	145,793	4	620x750 680x880 730x920	July 2002	Manufacturing of color filters	• Building is owned • Land is owned
			5	1,100x1,250 1,100x1,300	March 2003
			6	1,500x1,850	May 2005

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

C5E	9, Luke 3rd Rd., Kaohsiung Science Park, Luzhu Dist., Kaohsiung City 82151, Taiwan, ROC	96,576	5	1,100x1,250 1,100x1,300 1,200x1,300	July 2008	Manufacturing of color filters	• Building is owned • Land is leased (expires in January 2028)

L3C	No. 23, Li-Hsin Rd., Hsinchu Science Park, Hsinchu 30078, Taiwan, ROC	105,127	3.5	600x720	July 1999	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in January 2037)

L3D L5D	No. 189, Hwaya Rd. 2, Kueishan Hwaya Science Park, Kueishan Dist., Taoyuan 33383, Taiwan, ROC	162,826	3.5 5	620x750 1,100x 1,300	December 2001 October 2003	Manufacturing of TFT-LCD panels	• Building is owned • Land is owned

L4A L5A L5B	No. 1, Xinhe Rd., Aspire Park, Lungtan Dist., Taoyuan 32543, Taiwan, ROC	535,528	4 5 5	680x880 1,100x1,250 1,100x1,300	November 2001 March 2003 February 2004	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is owned

L4B	10 Tampines Industrial Avenue 3, Singapore 528798	183,341	4.5	730x920	August 2002	Manufacturing of TFT-LCD panels	• Building is owned • Land is leased (expires in May 2031)

L6A L5C L7A L7B L8A	No. 1, JhongKe Rd., Central Taiwan Science Park, Xitun Dist., Taichung 40763, Taiwan, ROC	1,430,750	6 5 7.5 7.5 8.5	1,500x1,850 1,100x1,300 1,950x2,250 1,950x2,250 2,200x2,500	March 2005 August 2005 June 2006 March 2009 March 2009	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2022)

L6B	No. 228, Lungke St., Lungke Science Park, Lungtan Dist., Taoyuan 32542, Taiwan, ROC	867,955	6	1,500x1,850	August 2005	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2027)

L6K	No. 6, LongTeng Road, Kunshan Economic and Technical Development Zone, Kunshan, the PRC	598,299	6	1,500x1,850	November 2016	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in 2060)

Fab	Location	Building Size	Generation	Input Substrate Size	Commencement of Commercial Production	Primary Use	Owned or Leased
		(in square meters)		(in millimeters)

L8B	No. 1, Machang Rd., Central Taiwan Science Park, Houli Dist., Taichung 42147, Taiwan, ROC	587,746	8.5	2,200x2,500	June 2011	Manufacturing of TFT-LCD panels; module and component assembly; manufacturing of color filters	• Building is owned • Land is leased (expires in December 2025)

Module S01, S02, S06	No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, the PRC	413,035	N/A	N/A	July 2002	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2054)

Module S11, S16, S17	No. 1689, North of XiangAn Rd., XiangAn Branch, Torch Hi-tech Industrial Development Zone, Xiamen, the PRC	289,744	N/A	N/A	April 2007	TFT-LCD module and component assembly	• Building is owned • Land is leased (expires in 2056)

Energy Business

As of December 31, 2019, our energy business had the capacity of producing 400 megawatts of solar modules per year, 37 million pieces of wafer per month, and 620 tons of ingot per month. The actual shipment may be subject to market conditions, customer demand and capacity outsourcing.

As of February 29, 2020, our principal manufacturing sites for our energy business were located in Taiwan, Japan, Europe and Malaysia. The following table sets forth certain information relating to our principal facilities for our energy business as of February 29, 2020.

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
No. 1, JhongKe Rd., Central Taiwan Science Park, Xitun Dist., Taichung 40763, Taiwan, ROC	1,430,750(1)	April 2010 November 2011	Manufacturing of solar cells and modules	• Building is owned • Land is leased (expires in December 2022)

No. 2, Jian 7th Rd., Wuqi Dist., Taichung 43541, Taiwan, ROC	19,888	October 2011	Production of ingots	• Building is owned • Land is leased (expires in July 2027)

No. 335, sec. 2, Houke Rd., Houli Dist., Taichung 42152, Taiwan, ROC	77,617	June 2012	Production of ingots and wafers	• Building is owned • Land is leased (expires in December 2030)

Location	Building Size	Commencement of Commercial Production	Primary Use	Owned or Leased
	(in square meters)
Kochi Site 1: 378, Myoken-machi, Susaki-shi, Kochi-ken, Japan Kochi Site 2: 1117-1, Otani, Susaki-shi, Kochi-ken, Japan	36,729 (including Kochi Site 1 and Kochi Site 2)	Kochi Site 1: April 2004 Kochi Site 2: January 2009	Production of ingots	• Building is owned • Land is owned

Melaka World Solar Valley, 78000 Alor Gajah, Melaka, Malaysia	7,153	March 2011	Production of wafers	• Building is leased • Land is leased

(1)	Shared the same facility with L6A, L5C, L7A, L7B and L8A fabs.

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

We estimate our capital expenditures in 2020 to be around NT$20.0 billion for purposes of operational maintenance and technology upgrades. Our principal sources of funds include cash on hand, cash flow from operations and financing activities, for instance the issuance of equity securities, long-term borrowings, and the issuance of convertible and other debt securities. For further descriptions with regard to our capital expenditures and source of funding, see “Item 5. Operating and Financial Review and Prospects—5.B.—Liquidity and Capital Resources—Capital Expenditures.”

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

The prices and shipment volume of our panels are affected by numerous factors, such as raw material costs, yield rates, supply and demand, competition, our pricing strategies and transportation costs. It is expected that the demand for panels is likely to continue to grow mainly driven by a shift towards larger screen and higher resolution products and the replacement cycle of TVs. However, there is still a lack of visibility into future demand and the outlook of the display industry remains highly uncertain. We expect selling prices of panels will fluctuate from time to time due to the changes of general market conditions and the global economy.

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

Our manufacturing processes are highly complex and require advanced and costly equipment. In order to maintain our competitiveness and to meet customer demand, we must routinely upgrade our equipment. Upgrades and implementing new equipment to improve production yields and production efficiency takes time and training and may require adjustments to the manufacturing process. In addition, certain of our customers have different specification requirements than other customers. Specification requests may also require adjustments to or the use of different manufacturing processes which may accelerate or delay production. The turnaround time for production and our capacity utilization is also impacted by the availability of raw materials and components as well as the level of demand for our products.

We measure the capacity of a fab in terms of the number of substrates and the glass area of substrates that can be produced. As of December 31, 2019, we had a monthly capacity to produce approximately 2.5 to 2.9 million square meters of glass area of TFT-LCD panels. Our production capacity has been affected by the process of construction and the schedule of commencement of operation of our fabs. Once the design of a new fab is completed, it typically takes six to eight quarters before the fab commences commercial production, during which time we construct the building, install the machinery and equipment and conduct trial production at the fab. An additional two to four quarters are required for the fab to be in a position to produce at the installed capacity and with high production yield, where production yield is the number of good panels produced expressed as a percentage of the total number of panels produced. This process is commonly referred to as “ramp-up.” At the beginning of the ramp-up process, fixed costs, such as depreciation and amortization, other overhead expenses, labor, general and administrative and other expenses, are relatively high on a per panel basis, primarily due to the low output. Variable costs, particularly raw materials and component costs, are also relatively high on a per panel basis since production yield is typically low in the early stages of the ramp-up of a fab, resulting in greater waste of raw materials and components. In general, upon the completion of the ramp-up process, a fab is capable of producing at its installed capacity, leading to lower fixed costs per panel as a result of higher output, as well as lower raw material and component costs per panel as a result of higher production yield. We typically construct our new fabs in phases in order to allocate our aggregate capital expenditure across a greater period of time. As a result, the installed capacity in the early phases of production at a new fab is typically lower than the maximum capacity that can be installed at a fab.

Product Mix

Our product mix affects our sales and profitability, as the prices and costs of different size panels may vary significantly. Our product mix also affects the overall average selling prices of our products. In general, higher-valued products, such as higher-resolution panels, typically command higher average selling prices. If the percentage of sales in higher-valued products as a percentage of our net revenue increases, the overall average selling prices for all of our display products may likely improve. Moreover, higher-selling prices are typically associated with new products and technologies when they are first introduced into the market, thus our ability to introduce and sell new products that offset the anticipated fluctuation and long-term declines in the selling prices of our existing products is also one of the most important factors to maintain or increase our revenues. We periodically review and adjust our product mix based on the demand for and profitability of the different panel that we manufacture.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 5 to our consolidated financial statements included elsewhere herein. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition (policy applicable before January 1, 2018)

Revenue is recognized when title to the products and risk of ownership are transferred to the customers. We continuously evaluate whether our products meet our inspection standards and can reliably estimate sales returns expected to result from customer inspections. Allowance and related provisions for sales returns and discounts are estimated on the basis of historical experience, our management’s judgment and any known factors that would significantly affect such allowance. Such provisions are deducted from sales in the same period during which the related revenue is recognized. There was no change in this policy in 2017.

The following table sets forth the movement of the allowance for sales returns and discounts for the period indicated (1):

2017
NT$
(in thousands)
Balance beginning of year	853,614
Provision charged to revenue	1,926,017
Utilized	(1,442,555)
Balance at end of year	1,337,076

(1)	We have adopted IFRS 15, Revenue from Contracts with Customers, starting from January 1, 2018. Refer to Note 5 to our consolidated financial statements included elsewhere in this annual report.

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

Loss Allowance for Accounts Receivables

We periodically evaluate our outstanding accounts receivables for collectability purposes on an individual and a collective basis. We first assess whether objective evidence of impairment exists for outstanding accounts receivables that are individually significant. If there is objective evidence indicating that an impairment loss has occurred, the amount of impairment loss is assessed individually. For accounts receivables other than those aforementioned, we group those assets and assess their impairment collectively. Our evaluation on a collective basis includes an analysis of the number of days outstanding for each outstanding accounts receivable account. When appropriate, we provide a provision that is based on the number of days for which the account has been outstanding. The provision provided on each aged account is primarily based on our average historical collection experience and current trends in the credit quality of our customers. We also carry accounts receivable insurance for potential defaults. There was no change in this policy in 2017.

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

Provisions of Warranty Obligations

We make a provision for warranty obligations based on the estimated costs that we expect to incur. These liabilities are accrued when product revenue is recognized. We make the provisions based on the quantities within the warranty period, the historical and anticipated warranty claims rate associated with similar products and services, and the projected unit cost of maintenance. We regularly review the basis of the accrual and, if necessary, amend it as appropriate at the end of reporting period. There could be a significant impact on provisions for warranty obligations for any changes of the basis of the accrual. We recognized provisions for warranty obligations amounting to NT$1,463.9 million and NT$1,292.2 million (US$43.2 million) as of December 31, 2018 and 2019, respectively.

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

Inventory write-downs to net realizable value, which are charged to cost of sales, were NT$3,756.7 million, NT$5,171.8 million and NT$5,185.5 million (US$173.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. The larger provisions made in 2018 and 2019 were mainly due to the sharply decreased panel price of many products resulting from an oversupply market condition.

Recoverability of Long-Lived Assets, Excluding Goodwill

Our long-lived assets include property, plant and equipment, right-of-use assets and intangible assets. We assess the impairment of long-lived assets at the reporting date or whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If any such indication of impairment exists, then the recoverable amount of the relevant asset or cash-generating unit (“CGU”) is estimated. Recoverable amount is defined as the higher of (a) the fair value of an asset or a CGU less costs of disposal (if determinable) or (b) its “value in use,” which is defined as the present value of the expected future cash flows generated by the asset or CGU. An impairment loss is recognized in the consolidated statement of comprehensive income if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

The process of evaluating the potential impairment of long-lived assets requires significant judgment. Our present value of the expected future cash flows is determined on forecasted revenue, discount rate and other relevant factors. Due to the cyclical nature of our industry and changes in our business strategy, market requirements or the needs of our customers, if our estimates of future operating results change, or if there are changes to other assumptions, the estimate of the recoverable amounts of long-lived assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

The solar industry has experienced significant fluctuations with oversupply capacity worldwide resulting in lower capacity utilization. Therefore, we performed an impairment assessment on ACTW and its subsidiaries, as a CGU, over its long-term assets in 2019 with the recoverable amount determined based on its value in use. Based on the assessment, the carrying amount of the CGU was determined to be higher than its estimated recoverable amount; consequently, we recognized an impairment loss of NT$2,232.7 million (US$74.6 million) in 2019. The estimated recoverable amount was calculated by pre-tax discount rate of 10.63%.

In addition, in 2017, 2018 and 2019, we wrote down certain long-term assets with extremely low capacity utilization associated with our energy segment and recognized impairment losses of NT$120.7 million, NT$399.4 million and NT$14.9 million (US$0.5 million), respectively.

In 2017 and 2019, we wrote down certain long-term assets with extremely low capacity utilization associated with our display segment and recognized impairment losses of NT$896.0 million and NT$52.8 million (US$1.8 million), respectively.

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

Based on the impairment assessments for the years ended December 31, 2018 and 2019, no impairment loss on goodwill was recognized as the recoverable amount of the CGU was higher than its carrying amount.

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

The difference between the acquisition cost and the carrying amount of net equity of the investee as of the acquisition date is allocated based upon the pro rata excess of fair value over the carrying value of noncurrent assets. Any unallocated difference is treated as goodwill. Under IFRS, such difference is not amortized, but the carrying value of the total investment is assessed for impairment. The allocation of excess basis in equity-accounted investments requires the use of judgments regarding, among other matters, the fair value and estimated useful lives of long-lived assets. Changes in those judgments would affect the amount and timing of amounts charged to our consolidated statements of comprehensive income.

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

In 2017, 2018 and 2019, we did not recognize any impairment loss on our investments in equity-accounted investees.

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

We have recognized deferred tax assets for the carryforward of unused tax losses and unused tax investment credits to the extent that it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At the annual reporting date, the deferred tax assets are reviewed for recoverability and reduced to the extent that it is no longer probable that the related tax benefit will be realized, by considering nature of industry cycles, projected future taxable income and expiration years of unused tax losses carryforwards and tax investment credits. As of December 31, 2018 and 2019, our unrecognized deferred tax assets were NT$32,190.3 million and NT$37,046.5 million (US$1,238.6 million), respectively. Besides, we also have unrecognized deferred tax liabilities associated with investments in subsidiaries amounting to NT$277.7 million (US$9.3 million) as of December 31, 2019.

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

When we determine it is more likely than not our defense in a legal claim will be unsuccessful and therefore it is also more likely than not it will result in an outflow of our resources, and our management can reasonably estimate the amount or range of such outflow, we make appropriate provisions in our consolidated financial statements. In making this assessment we consider factors such as the nature of the litigation or claims, the materiality of the amount of possible loss, the progress of the case and the opinions or views of legal counsel and other advisors. In determining the appropriate amount of the provision to be recognized, we develop an estimated amount or range of such loss. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, we use the midpoint of the range to measure and recognize the provision. Such estimates are based on our assessment of the facts and circumstances at each reporting date and are subject to change based upon new information and intervening events. We had provisions for litigation and claims amounting to NT$431.2 million and NT$152.3 million (US$5.1 million) in the consolidated statements of financial position as of December 31, 2018 and 2019, respectively. See Note 25 and Note 45 to our consolidated financial statements included elsewhere in this annual report. However, our actual liability may be materially different from the estimates as of December 31, 2019 and may have a material adverse effect on our operating results, cash flows or financial condition.

Measurement of Defined Benefit Obligations

We use the Projected Unit Credit Cost Method for accrued pension liabilities and the resulting pension expenses under defined benefit pension plans. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase, etc. The discount rate is determined by reference to the yield rate on the ROC government bonds at the reporting date. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability. As of December 31, 2018 and 2019, the accrued pension liabilities for our defined benefit obligations were NT$890.7 million and NT$613.2 million (US$20.5 million), respectively.

Consolidated Results of Operations

The following table sets forth certain information of our results of operations, in both monetary amounts and as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	NT$	%	NT$	%	NT$	US$	%
	(in millions, except for percentages)
Net revenue	341,028.3	100.0	307,634.4	100.0	268,791.7	8,986.7	100.0
Cost of sales	(279,986.6)	(82.1)	(279,494.9)	(90.9)	(268,335.8)	(8,971.4)	(99.8)
Gross profit	61,041.7	17.9	28,139.5	9.1	455.9	15.3	0.2
Selling and distribution expenses	(3,889.0)	(1.1)	(3,946.5)	(1.3)	(3,751.1)	(125.4)	(1.4)
General and administrative expenses	(8,158.9)	(2.4)	(7,978.3)	(2.6)	(7,363.2)	(246.2)	(2.7)
Research and development expenses	(9,854.7)	(2.9)	(9,546.8)	(3.1)	(9,809.6)	(328.0)	(3.7)
Other income	3,829.9	1.1	5,412.1	1.8	5,320.3	177.8	2.0
Other gains and losses	(976.5)	(0.3)	1,488.1	0.5	(1,595.6)	(53.3)	(0.6)
Finance costs	(2,867.9)	(0.8)	(2,663.6)	(0.9)	(3,251.4)	(108.7)	(1.2)
Share of profit of equity-accounted investees	239.0	0.1	311.7	0.1	149.9	5.0	0.0
Profit (loss) before income tax	39,363.6	11.6	11,216.2	3.6	(19,844.8)	(663.5)	(7.4)
Income tax expense (benefit)	(1,125.2)	(0.3)	322.4	0.1	1,336.1	44.7	0.5
Profit (loss) for the year	40,488.8	11.9	10,893.8	3.5	(21,180.9)	(708.2)	(7.9)
Other comprehensive loss for the year, net of taxes	(818.9)	(0.3)	(1,383.8)	(0.4)	(1,411.8)	(47.2)	(0.5)
Total comprehensive income (loss) for the year	39,669.9	11.6	9,510.0	3.1	(22,592.7)	(755.4)	(8.4)

In 2019, the average selling price of our panels had continued to fall as an increase in the production capacity of the industry led to an oversupply of panels. As a result, our gross margin decreased by 8.9% compared to 2018. In addition, an asset impairment associated with our energy business occurred in 2019 further decreasing our net margin. Therefore, in comparison to 2018, our net margin decreased by 11.4%.

In 2018, the average selling price of our panels had dropped considerably due to the expectation of an oversupply of panels. As a result, our gross margin and net margin decreased by 8.8% and 8.4% compared to 2017, respectively.

For the Years Ended December 31, 2019 and 2018

Net Revenue

Net revenue decreased 12.6% to NT$268,791.7 million (US$8,986.7 million) in 2019 from NT$307,634.4 million in 2018.

Net revenue of large-size panels decreased 13.7% to NT$199,945.5 million (US$6,684.9 million) in 2019 from NT$231,564.7 million in 2018 primarily due to the continuing decline in average selling price resulting from an oversupply of panels.

Net revenue of small- to medium-size panels decreased 5.3% to NT$46,118.7 million (US$1,541.9 million) in 2019 from NT$48,719.1 million in 2018 mainly due to decreases in panel shipments.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses, which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Cost of sales decreased 4.0% from NT$279,494.9 million in 2018 to NT$268,335.8 million (US$8,971.4 million) in 2019 primarily due to decreases in panel shipments overall in 2019 compared to 2018 and continued effort in cost control. However, the decrease in average selling price outpaced the decrease in cost of sales per panel. Therefore, as a percentage of net revenue, our cost of sales increased from 90.9% in 2018 to 99.8% in 2019.

Gross Profit

Gross profit was NT$455.9 million (US$15.3 million) in 2019 compared to gross profit of NT$28,139.5 million in 2018. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. Due to an increase in the production capacity of the industry, there was a downward pricing trend of panels, which resulted in a lower gross margin of 0.2% in 2019 compared with 9.1% in 2018.

Selling and Distribution Expenses

Selling and distribution expenses decreased 5.0% to NT$3,751.1 million (US$125.4 million) in 2019 from NT$3,946.5 million in 2018. The lower expenses in 2019 were mainly due to lower shipping costs resulting from a decrease in panel shipments overall in 2019 compared to 2018. However, due to a decrease in net revenue, as a percentage of net revenue, selling and distribution expenses increased to 1.4% in 2019 from 1.3% in 2018.

General and Administrative Expenses

General and administrative expenses decreased 7.7% to NT$7,363.2 million (US$246.2 million) in 2019 from NT$7,978.3 million in 2018. The decrease in 2019 was mainly due to a decrease in our personnel expenses as well as a lower depreciation expense resulting from a disposal of buildings in Slovakia in late 2018. However, due to a decrease in net revenue, as a percentage of net revenues, general and administrative expenses increased to 2.7% in 2019 from 2.6% in 2018.

Research and Development Expenses

Research and development expenses increased 2.8% to NT$9,809.6 million (US$328.0 million) in 2019 from NT$9,546.8 million in 2018. The increase in 2019 was primarily due to increases in purchase of tools and materials used for our research and development activities, which were partially offset by a decrease in our personnel expenses. As a percentage of net revenue, research and development expenses increased to 3.7% in 2019 from 3.1% in 2018.

Other Gains and Losses

Other gains and losses primarily include gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss and others. We had a total net other loss of NT$1,595.6 million (US$53.3 million) in 2019 and a total net other gain of NT$1,488.1 million in 2018. The total net other gain in 2018 was primarily attributable to the disposal gain of land and buildings from our subsidiaries. Apart from the aforementioned effect, the total net other loss in 2019 was primarily due to an asset impairment recognized associated with our energy business in 2019.

Finance Costs

Finance costs consist of interest expenses, which have been primarily attributable to our bank loans. Finance costs increased 22.1% to NT$3,251.4 million (US$108.7 million) in 2019 from NT$2,663.6 million in 2018, primarily due to more bank borrowings in 2019 compared to 2018.

Income Tax Expense

Income tax expense increased to NT$1,336.1 million (US$44.7 million) in 2019 from NT$322.4 million in 2018, primarily due to an increase in unrecognized deferred tax assets in 2019 compared to 2018, which reflected changes in estimates of the recoverability of deferred tax assets. Owing to the fact that we had a net loss before income tax in 2019, our effective tax rate was negative 6.73% in 2019 compared to 2.87% in 2018.

Net Profit (loss) for the Year

As a result of the foregoing, we had a consolidated net loss of NT$21,180.9 million (US$708.2 million) in 2019 compared to a consolidated net profit of NT$10,893.8 million in 2018. Also, we had a net loss attributable to owners of our company of NT$18,767.2 million (US$627.5 million) in 2019 compared to a net profit of NT$13,071.6 million in 2018, with a basic loss per share of NT$1.96 (US$0.07) in 2019 compared to a basic earnings per share of NT$1.36 in 2018.

For the Years Ended December 31, 2018 and 2017

Net Revenue

Net revenue decreased 9.8% to NT$307,634.4 million in 2018 from NT$341,028.3 million in 2017.

Net revenue of large-size panels decreased 12.4% to NT$231,564.7 million in 2018 from NT$264,203.5 million in 2017 primarily due to the decrease in average selling price resulting from the expectation of an oversupply of panels.

Net revenue of small- to medium-size panels slightly increased 0.9% to NT$48,719.1 million in 2018 from NT$48,277.9 million in 2017 due to a change in our product mix, despite a decline in the average selling price.

Cost of sales

Cost of sales consisted primarily of raw material and component costs, direct labor costs and overhead expenses, which include depreciation expenses, maintenance expenses of production equipment, indirect labor costs, indirect material costs, utilities and supplies.

Despite an increase in the amount of panels shipped, our cost of sales slightly decreased 0.2% from NT$279,986.6 million in 2017 to NT$279,494.9 million in 2018. The decrease in cost of sales was primarily due to a decline in our personnel expenses and depreciation expenses. However, the decrease in average selling price outpaced the decrease in cost of sales per panel. Therefore, as a percentage of net revenue, our cost of sales increased from 82.1% in 2017 to 90.9% in 2018.

Gross Profit

Gross profit was NT$28,139.5 million in 2018 compared to gross profit of NT$61,041.7 million in 2017. Gross margin mainly fluctuates, among other factors, with our capacity utilization rate, the yield rate of our products, market price change of our products and our product mix. Due to the expectation of an oversupply of panels, there was a decrease in the average selling price, which resulted in a lower gross margin of 9.1% in 2018 compared with 17.9% in 2017.

Selling and Distribution Expenses

Selling and distribution expenses increased 1.5% to NT$3,946.5 million in 2018 from NT$3,889.0 million in 2017. As a percentage of net revenue, selling and distribution expenses increased to 1.3% in 2018 from 1.1% in 2017. The slight increase was primarily due to an increase in shipping costs, which was partially offset by a decrease in our personnel expenses.

General and Administrative Expenses

General and administrative expenses decreased 2.2% to NT$7,978.3 million in 2018 from NT$8,158.9 million in 2017. The decrease was mainly due to decreased personnel expenses and bank charge expenses. As a percentage of net revenues, general and administrative expenses increased to 2.6% in 2018 from 2.4% in 2017.

Research and Development Expenses

Research and development expenses decreased 3.1% to NT$9,546.8 million in 2018 from NT$9,854.7 million in 2017. The decrease in 2018 was primarily due to a decline in our personnel expenses and depreciation expenses resulting from the end of useful life for part of our equipment and tools. The aforementioned decrease was partially offset by an increase in our purchase of tools and materials used for our increased research and development activities. As a percentage of net revenue, research and development expenses increased to 3.1% in 2018 from 2.9% in 2017.

Other Income

Other income primarily included interest income on bank deposits, rental income, interest income on government bonds with reverse repurchase agreements, dividend income and grants, etc. Other income significantly increased to NT$5,412.1 million in 2018 from NT$3,829.9 million in 2017, primarily due to an increase in government grants that our subsidiaries received.

Other Gains and Losses

Other gains and losses primarily include gains or losses on disposal of assets, impairment loss on assets, foreign exchange gains or losses, gains or losses on valuation of financial assets and liabilities measured at fair value through profit or loss and others. We had a total net other gain of NT$1,488.1 million in 2018 and a total net other loss of NT$976.5 million in 2017. The total net other gain in 2018 was primarily due to the disposal gain of land and buildings from our subsidiaries.

Income Tax Expense (Benefit)

We had an income tax expense of NT$322.4 million in 2018 and an income tax benefit of NT$1,125.2 million in 2017. As a result, our effective tax rate was 2.87% in 2018 compared to negative 2.85% in 2017. The income tax benefit in 2017 was primarily due to the recognition of deferred tax assets of NT$3,878.2 million from prior years’ tax losses carried forward, which are expected to be utilized in future period. Excluding the impact of the aforementioned tax benefit in 2017, the income tax expense significantly decreased from NT$2,753.0 million in 2017 to NT$322.4 million in 2018. The decline was primarily due to the decreased surtax on undistributed earnings resulted from the lower profit in 2018 and a decrease in surtax rate from 10% to 5% on undistributed earnings enacted in 2018. Moreover, we had a tax benefit arising from adjustment on deferred tax assets due to the amendment of statutory income tax rate from 17% to 20% enacted in 2018.

Net Profit for the Year

As a result of the foregoing, we had a consolidated net profit of NT$10,893.8 million in 2018 compared to NT$40,488.8 million in 2017. Also, we had a net profit attributable to owners of our company of NT$13,071.6 million in 2018 compared to NT$42,609.5 million in 2017, with a basic earnings per share of NT$1.36 in 2018 compared to NT$4.43 in 2017.

Segment Information

General

We have two operating segments: display business and energy business. Our management monitors and evaluates the performance of both operating segments based on the information of their revenue and segment profit (loss). Segment profit (loss) represents gross profit (loss) minus selling and distribution expenses, general and administrative expenses and research and development expenses. Segment profit (loss) excludes long-lived asset impairments, gains and losses on disposal of assets, litigation provisions for the display business, foreign currency exchange gains or losses, finance costs, income taxes, share of profit and losses of equity-accounted investees and other miscellaneous income and expenses. The following table sets forth our segments results for the years indicated.

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$
	(in millions)
Net revenue
Display business	322,335.4	290,784.8	256,667.2	8,581.3
Energy business	18,692.9	16,849.6	12,124.5	405.4
Total	341,028.3	307,634.4	268,791.7	8,986.7
Segment profit (loss)
Display business	39,971.4	7,792.5	(19,484.4)	(651.4)
Energy business	(832.3)	(1,124.6)	(983.6)	(32.9)
Total	39,139.1	6,667.9	(20,468.0)	(684.3)

Display Business

For the Years Ended December 31, 2019 and 2018

Net revenue from our display business segment decreased 11.7% to NT$256,667.2 million (US$8,581.3 million) in 2019 from NT$290,784.8 million in 2018, primarily due to a decline in the average selling price of our panels owing to an oversupply market condition.

Our segment loss was NT$19,484.4 million (US$651.4 million) in 2019 compared to a segment profit of NT$7,792.5 million in 2018. The segment loss in 2019 was primarily due to decreases in the average selling price of our panels as a result of an oversupply market condition.

For the Years Ended December 31, 2018 and 2017

Net revenue from our display business segment decreased 9.8% to NT$290,784.8 million in 2018 from NT$322,335.4 million in 2017, primarily due to a decline in average selling price of our panels resulting from an expectation of oversupply of panels.

Our segment profit was NT$7,792.5 million in 2018 compared to a segment profit of NT$39,971.4 million in 2017. The decrease in segment profit in 2018 was primarily due to the declining average selling price of our panels that resulted from an expectation of oversupply of panels.

Energy Business

For the Years Ended December 31, 2019 and 2018

Net revenue from our energy business segment decreased 28.0% to NT$12,124.5 million (US$405.4 million) in 2019 from NT$16,849.6 million in 2018. The decrease was primarily due to a downward pricing trend caused by industry oversupply and decreased shipments.

Segment loss decreased to NT$983.6 million (US$32.9 million) in 2019 from NT$1,124.6 million in 2018, primarily due to a favorable change in our product mix and our enhanced cost control in 2019, despite a decline in the selling price of wafers and modules.

For the Years Ended December 31, 2018 and 2017

Net revenue from our energy business segment decreased 9.9% to NT$16,849.6 million in 2018 from NT$18,692.9 million in 2017. The decrease was primarily due to a decline in the average selling price caused by oversupply and weaker demand as a result of reductions in applicable governmental subsidies received by our customers.

Segment loss increased to NT$1,124.6 million in 2018 from NT$832.3 million in 2017, primarily due to a downward pricing trend.

Inflation

We do not believe that inflation in any of our key markets has had a material impact on our results of operations in 2019. However, we cannot provide assurance that significant variations in the nature, extent or scope of inflation within any of our key markets in the future would not have a material impact on our results of operations.

Taxation

The corporate income tax rate in ROC was 17% in 2017 and increased to 20% from the year 2018 due to the amendments to the ROC Income Tax Law, and our subsidiaries outside ROC are subject to their country’s juridical tax rate.

Under regulations promulgated under the ROC Statute for Industrial Innovation, we are eligible to apply a research and development expenditures tax credit (“R&D tax credit”) and invest in a brand-new smart machine tax credit (“Investment tax credit”). For the R&D tax credit, we can select either (i) a one-time tax credit up to 15% of our research and development expenditures for that year or (ii) a tax credit of 10% of our research and development expenditures for three consecutive years. For the investment tax credit, we can select either (i) a one-time tax credit up to 5% of qualified machine expenditures for that year or (ii) a tax credit of 3% of qualified machine expenditures for three consecutive years. The maximum qualified machine expenditures ’cannot exceed NT$1,000 million. Either of the aforesaid tax credits shall not exceed 30% of our corporate income tax payable for that year. If we apply the R&D tax credit and the Investment tax credit at the same time, the tax credits shall not exceed 50% of our corporate income tax payable for that year.

Pursuant to the ROC Income Basic Tax Act, when a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer is required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items such as exempt capital gain or loss from securities trading.

5.B.        Liquidity and Capital Resources

We need cash primarily for technology advancement, capacity expansion and working capital. Although we have historically been able to meet our working capital requirements through cash flow from operations, our ability to upgrade our technology and expand our capacity has largely depended upon, and to a certain extent will continue to depend upon, our financing capability through long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to curtail our growth plans, including technology advancements, new capacity and advanced technology fabs. Our ability to meet our working capital needs from cash flow from operations will be affected by our business conditions, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the selling prices of our products caused by oversupply in the market. The selling prices of our existing product lines are reasonably likely to be subject to further downward pressure in the future if oversupply occurs. To the extent that we do not generate sufficient cash flow from our operations to meet our cash requirements, including technology advancement, capacity expansion, working capital, matured debt repayment and any accelerated debt obligations arising from defaults that are not waived by the relevant creditors, we may need to rely on a combination of additional borrowings, equity or debt securities offerings or other forms of capital financing. Other than as described below in “Item 5. Operating and Financial Review and Prospects—Item 5.E—Off-Balance Sheet Arrangements,” we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our operations or expansion.

As of December 31, 2019, we had net current assets of NT$52,664.4 million (US$1,760.7 million) as our current assets of NT$143,200.2 million (US$4,787.7 million) exceeded our current liabilities of NT$90,535.8 million (US$3,027.0 million). We expect to meet our present working capital requirements through cash flow from operations, bank loans and borrowings and by financing activities from capital markets from time to time.

As of December 31, 2019, we had cash and cash equivalents of NT$80,449.8 million (US$2,689.7 million). As of December 31, 2019, we had total short-term credit facilities of NT$39,708.3 million (US$1,327.6 million), of which we had borrowed NT$1,725.6 million (US$57.7 million). All of our short-term facilities are revolving with a term of one year, which may be extended for terms of one year each with lender consent. Our repayment obligations under our short-term loans are unsecured. We believe that our existing credit lines under our short-term loans, together with cash generated from our operations, are sufficient to liquidity needs.

We also entered into reverse repurchase agreements with securities firms or banks in Taiwan covering government bonds for short-term yield enhancement purposes. The terms of these reverse repurchase agreements are typically less than one month. As of December 31, 2017, 2018 and 2019, we held government bonds with reverse repurchase agreements in amounts of NT$6,710.3 million, NT$90.0 million and NT$35.0 million (US$1.2 million), respectively; and these bonds yielded interest at rates ranging from 0.24% to 0.65%, and at 0.235% and 0.24%, respectively.

As of December 31, 2019, we had outstanding long-term borrowings of approximately NT$112.2 billion (US$3.8 billion) and unused credit facilities of NT$32.3 billion (US$1.1 billion). The interest rates in respect of these long-term borrowings are variable, and as of December 31, 2019 ranged between 1.00% and 5.43% per year.

Below is a summary of our major outstanding borrowings and loans. Please also see Note 24 to our consolidated financial statements for further information.

•	In September 2014, we entered into a NT$25.8 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility were secured by certain of our building, equipment and machinery. We fully repaid this credit facility in February 2019.

•	In May 2015, our subsidiary AU Optronics (Kunshan) Co., Ltd. (“AUKS”) entered into an RMB3,985 million and US$326 million eight-year syndicated credit facility, for which the Bank of China (Suzhou) acted as the agent bank, for the purpose of funding the construction and purchase of machinery and equipment for our 6-generation LTPS fab in Kunshan, PRC. The agreement for this syndicated facility is guaranteed by AUKS’s shareholders, Kunshan Economic & Technical Development Zone Assets Operation Co., Ltd. and us, in accordance with the shareholding percentages, respectively. Under the guarantee, we are required to maintain certain financial ratios. As of December 31, 2019, RMB5.0 billion (US$718.2 million) was outstanding under this credit facility.

•	In September 2015, we entered into a NT$37.5 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding medium-term working capital and repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility were secured by certain of our building, equipment and machinery. We fully repaid this credit facility in April 2019.

•	In February 2016, our subsidiary AUO Crystal Corp. entered into a NT$3.0 billion three-year syndicated credit facility, for which First Commercial Bank acted as the agent bank, for the purpose of repaying AUO Crystal Corp.’s existing loan. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. AUO Crystal Corp. fully repaid this credit facility in January 2019.

•	In November 2016, we entered into a NT$10.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2019, NT$10.0 billion (US$334.3 million) was outstanding under this credit facility.

•	In July 2017, we entered into a NT$23.0 billion five-year syndicated credit facility with a right to extend two years of the loan repayment period based on each bank’s consent, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding purchase of machinery and equipment for 8.5-generation fab expansion. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this credit facility are secured by certain of our equipment and machinery. As of December 31, 2019, NT$23.0 billion (US$769.0 million) was outstanding under this credit facility.

•	In January 2018, our subsidiary AUO Crystal Corp. entered into a NT$3.3 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of financing capital expenditure needs. The agreement for this syndicated facility contains covenants that require AUO Crystal Corp. to maintain certain financial ratios. The obligations of AUO Crystal Corp. under this credit facility were secured by certain of building, equipment and machinery. AUO Crystal Corp. fully repaid this credit facility in October 2019.

•	In June 2018, we entered into a NT$42.0 billion five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of repaying existing debts. The agreement for this syndicated facility contains covenants that require us to maintain certain financial ratios. Our obligations under this facility are secured by certain building, equipment and machinery. As of December 31, 2019, NT$42.0 billion (US$1,404.2 million) was outstanding under this credit facility.

The carrying amount of our assets pledged as collateral to secure our obligations under our long-term borrowings, including land, building, machinery and equipment was NT$71.4 billion (US$2,386.9 million) as of December 31, 2019.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio, leverage ratio, interest coverage ratio, tangible net worth and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations. See “Item 3. Key Information—3.D. Risk Factors-Risks Relating to Our Business—We must comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.”

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

Cash Flows

Net cash provided by operating activities was NT$84,363.3 million in 2017, NT$40,200.7 million in 2018 and NT$20,730.6 million (US$693.1 million) in 2019. The declining net cash provided by operating activities from 2017 to 2019 was primarily due to decreased cash collections from our ordinary business as a result of decreased net revenue.

Net cash used in investing activities were NT$43,667.5 million in 2017, NT$34,497.8 million in 2018 and NT$28,112.4 million (US$939.9 million) in 2019. Net cash used in investing activities primarily reflected capital expenditures for property, plant and equipment of NT$43,881.7 million in 2017, NT$34,770.3 million in 2018 and NT$29,546.6 million (US$987.9 million) in 2019. These capital expenditures were primarily funded with net cash provided by operating activities and proceeds from long-term bank borrowings.

Net cash used in financing activities was NT$13,410.4 million in 2017, reflecting primarily in the repayment of long-term borrowings for NT$47,443.8 million, partially offset by proceeds from long-term borrowings for NT$34,872.6 million. Net cash used in financing activities was NT$41,846.7 million in 2018, reflecting primarily in the repayment of long-term borrowings for NT$28,736.5 million and payment of cash dividends to our shareholders for NT$14,436.4 million, partially offset by the proceeds from long-term borrowings for NT$4,271.6 million. Net cash provided by financing activities was NT$20,742.1 million (US$693.5 million) in 2019, reflecting primarily in the proceeds from long-term borrowings for NT$79,880.0 million (US$2,670.7 million), partially offset by the repayment of long-term borrowings for NT$53,378.8 million (US$1,784.6 million) and the payment of cash dividends to our shareholders for NT$4,812.1 million (US$160.9 million).

Capital Expenditures

We have made, and expect to continue to make, capital expenditures in connection with technology advancement and the expansion of our production capacity. For the past three years, substantially all of our capital expenditures were invested in facilities located in Taiwan and the PRC.

We are sometimes required to prepay our purchases of equipment. Prepayments for purchases of equipment result from contractual agreements involving down payments to suppliers when the equipment is ordered by us. As of December 31, 2017, 2018 and 2019, prepayments for purchases of equipment were NT$27,646.0 million, NT$6,721.0 million, and NT$5,022.0 million (US$167.9 million), respectively.

Our capital expenditures paid in 2019 were approximately NT$29,546.6 million (US$987.9 million), primarily for the technology upgrades and payments in the capacity expansion at our 8.5-generation fab in Taiwan. Our capital expenditures in 2020 are expected to be approximately NT$20.0 billion, which, depending on cash flow generated from our operations, the progress of our planned growth and market conditions, may be adjusted later. Our capital expenditures in 2020 are planned to be used primarily for operational maintenance and technology upgrades.

5.C.        Research and Development

Our research and development activities are principally directed toward advancing our technologies in key components, manufacturing processes and product development, with the objective of improving the features of our products and services to bring added value to our customers in addition to design products that meet their specific requirements. We have a product development team dedicated to each of our primary product categories. Each of these teams focuses on the development of our existing and potential new products. In addition, we have several research and development teams to develop new and advanced display technologies, such as curved display, OLED, quantum dot wide color gamut, HDR, bezel-less, touch, 8K4K, Mini LED, Micro LED and other sensor technologies like finger printing. Monetary incentives are provided to our employees if research projects result in successful patents. As of December 31, 2019, we employed approximately 1,756 research and development engineers.

In 2017, we announced and exhibited a series of new developments of advanced display technologies. For example, we enhanced ALCD technology, which can achieve as high as 2000-nit brightness with significantly higher contrast. Its low reflective quality helps to deliver high HDR image quality even in daylight, perfectly capturing both bright and dark image details. By adopting quantum dots high color saturation materials, the display can reveal rich and detailed color depth, with a wide color gamut exceeding NTSC 110% in all environments. We showcased the world’s largest 85-inch 8K4K bezel-less ALCD TV display with a 120Hz high refresh rate to deliver smooth motion flow with impressive image quality. We partnered with NVIDIA, an industry leader in visual computing, to jointly develop NVIDIA G-Sync HDR technology, which improves the contrast and enriches the details of gaming display through advanced HDR technology. We also presented the world’s first 27-inch gaming monitor panel combining a 144Hz refresh rate and UHD 4K ultra-high resolution and applying advanced HDR technology and Adobe RGB 99% high color saturation. We showcased UHD 4K Ultra Narrow Border LTPS notebook panels that integrate on-cell touch function. This display combines an ultra-high resolution, power-saving function and higher touch sensitivity features to provide a richer user experience with more flexibility. We presented a series of Public Information Display (“PID”) Total Solutions, including ultra large 85-inch UHD 4K signage for the outdoors, equipped with 2500-nit ultra-brightness and capability to operate for long periods of time with stability. This also includes stretched type PID from 28.6- to 42-inch that could be installed in semi-outdoor areas; these displays typically function as traffic information displays to provide real-time information and advertisement for passengers. We also presented the 18:9 full screen LTPS in-cell touch panel, including 6-inch full HD LTPS in-cell touch panel that integrates the display driver IC and touch IC to simplify the overall module structure. This product uses a new circuit and display design that enables the bottom module border to decrease by 40% in width, and the left and right module borders to be 0.6 mm wide. The in-cell touch technology enhances touch precision and the 18:9 full screen aspect ratio produces more space to accommodate a virtual HOME button, which together offers a boundless audio-visual experience. In addition, we developed free-form and curved car displays, including the 12.3-inch full HD LTPS display for cluster application with a 1.5mm ultra slim border to streamline the product appearance. The display also integrates high resolution, high color saturation, high contrast and wide viewing angle technologies to high-end car displays. We exhibited AMOLED Smartwatch displays, including the AUO 1.2-inch and 1.4-inch true circle AMOLED displays, which both have resolution as high as 326 ppi and consume 30% less power when compared with other products in the market. The displays are equipped with a brightness increase mode, so that information and color on the watches are still clearly visible when users are out under strong sunlight. The 1.3-inch AMOLED touch panel, possessing touch function and power-saving strength, offers intuitive touch experience and is light to carry, making it especially suitable for children’s smartwatch. We also exhibited two flexible AMOLED display applications, applying plastic substrate and special structural layer design to make the panels foldable and rollable.

In 2018, we announced and exhibited a series of new developments in advanced display technologies. For example, we showcased a 85-inch 8K4K bezel-less ALCD TV display, which possesses several industry-leading strengths, including the all-around bezel-less design for maximized viewing effect, achieved by the proprietary use of Gate on Array (“GOA”) technology. We presented the world’s first 65-inch gaming display panel, with a 144Hz refresh rate, UHD 4K resolution, advanced HDR technology and high color saturation. We also presented 27- and 32-inch 144Hz gaming monitor displays adopting direct-lit mini LED backlight, equipped with UHD 4K high resolution and quantum dot wide color gamut and exceptional local dimming effect combined with 1,000 nits ultra-high brightness; the displays boasts HDR images to meet the highest HDR performance level, allowing gamers to capture both bright and dark image details in games. Furthermore, the display’s bezel-less design offers gamers with a more immersive gaming experience. We exhibited the 13.3-inch UHD 4K LTPS notebook PC display, with a pixel density as high as 332 ppi, wide color gamut, and a 2500:1 ultra-high contrast ratio. The border of the notebook is 1.5mm wide, and the display is 1.8mm thick, making this notebook the industry’s slimmest and lightest UHD 4K notebook PC display. We also exhibited the 13.2-inch free-form Center Information Display (“CID”), the world’s first display utilizing the technique of moving gate circuit to the display active area, which can release extra space on the sides for free-form designs. The 13-inch AMOLED display we showcased has world’s highest transparency. With a transparency of up to 68%, the display features 1150x575 resolution and high color saturation. Showing a single-sided image with low reflectance, the display is well suited for future security check and diagnostic devices, and augmented reality applications. In addition, we developed the highest resolution full-color TFT driven micro LED display technology, which won the 2018 SID Best in Show Award. We showcased a 12.1-inch micro LED display with a 169 ppi pixel density and 1920x720 resolution, which was achieved by using micro LEDs less than 30 micrometers in size. Each pixel can be independently lighted to realize high dynamic range and low power consumption. Combining various advanced color conversion technologies, the display is able to yield superior color performance.

In 2019, we announced and exhibited a series of new developments in advanced display technologies, including but not limited to the following:

•	85-inch 8K bezel-less ALCD TV display possesses advanced HDR technology which increases dimming zones up to 1,024 zones and offers peak brightness up to 2,000 nits with a strengthened local dimming effect. We already mass-produced ultra-large 8K4K TV displays, included 85-inch and 75-inch.

•	32-inch UHD 4K gaming display adopts direct-lit mini LED backlight with as many as 1,152 local dimming zones. Its 1,000-nit peak brightness meets the highest VESA Display HDR performance level. The product line also includes a 27-inch UHD 4K gaming display with 576 local dimming zones.

•	The world’s largest 15.6-inch LTPS in-cell touch notebook PC panel. The slim and light design with integrated TDDI IC offers the benefits of high resolution, an ultra-narrow border and power-saving.

•	Vehicle cockpit display combines a 12.3-inch cluster and a 20-inch CID/front passenger seat panel by direct bonding lamination.

•	AUO has introduced a series of advanced reflectionless technology (“A.R.T.”) displays, which can reduce light reflection and glare from ambient lighting and present excellent image quality under complex illumination conditions at the same time. The complete lineup of 75-inch 8K, 32-inch 4K, and 17-inch square 2K displays, incorporated with high resolution, high contrast and color performance, can be nicely implemented at art galleries and other artwork showcasing venues.

•	6-inch full screen optical in-cell fingerprint LTPS LCD is the first of its kind to have installed an optical sensor within the LCD structure. Equipped with AHVA technology, full HD resolution and 403 ppi pixel density, the smartphone panel has a full-screen sensing area, which can sense smoothly and accurately.

•	17.3-inch UHD 4K Ink Jet Printing (“IJP”) OLED display with high pixel density of 255 ppi, which can offer excellent image quality and dynamic motion pictures; it also integrates high brightness, a 120 Hz high refresh rate, and a wide color gamut to deliver rich depth, bright color as well as sharp and smooth details.

•	5.6-inch foldable AMOLED touch panel that can be folded inwards or outwards for customized design according to client requirements. Using a plastic substrate and integrated with AUO’s proprietary flexible touch panel, the foldable AMOLED technology can still present outstanding image quality even at 4mm folding radius and can be continuously folded over 200,000 times, creating infinite possibilities for mobile devices.

•	12.1-inch micro LED cluster display and the 12.1-inch CID display employ LTPS-TFT backplane, which allows each pixel to be lighted independently to realize more refined images with high dynamic range. The display achieves an impressive pixel density of 169 ppi with micro LEDs less than 30 um in size, and advances color conversion technologies with over NTSC 100% wide color gamut.

5.D.        Trend Information

For trend information, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results.”

5.E.        Off-Balance Sheet Arrangements

We have, from time to time, entered into non-derivative financial instruments, including letters of credit, to finance or secure our purchase payment obligations. As of December 31, 2019, we had off-balance sheet outstanding letters of credit of US$5.8 million and JPY1,951.4 million.

5.F.        Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations with definitive payment terms as of December 31, 2019, which will require significant cash outlays in the future.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual Obligations	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term borrowings(1)	119,185.2	12,149.9	55,120.6	50,630.7	1,284.0
Lease obligations(2)	13,342.3	879.5	1,464.0	1,410.7	9,588.1
Purchase obligations(3)	7,639.8	7,639.8	—	—	—
Other obligations(4)	421.8	210.9	210.9	—	—
Total	140,589.1	20,880.1	56,795.5	52,041.4	10,872.1

(1)	Includes estimated relevant interest payments in any given period in the future. See Note 24 to our consolidated financial statements for further information regarding interest rates.

(2)	Primarily represents our obligations to make lease payments to use the land on which our fabs and module assembly facilities are located.

(3)	Represents our significant outstanding purchase commitments for the machinery and equipment at our fabs.

(4)	Includes certain settlement agreements regarding certain alleged patent infringements with definitive payment terms as of December 31, 2019. See “Item 8. Financial Information─8.A.7. Litigation” for further information.

In addition to the contractual obligations set forth above, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amounts of which are determined based on our use of certain technology and/or patents. Furthermore, pursuant to relevant regulatory requirements, we estimate that we will contribute approximately NT$100.8 million (US$3.4 million) to our pension fund maintained with the Bank of Taiwan in 2020.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of non-affiliated third parties. Our long-term loans and lease agreements include provisions that require early payment under certain conditions. The terms of our credit facilities for long-term borrowings also contain financial covenants, including current ratio, leverage ratio, interest coverage ratio, tangible net worth and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. Please refer to “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” for further information about our major outstanding borrowings and loans.

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

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our nine current directors, one is the representative of AUO Foundation and one is the representative of BenQ Foundation.

In addition, pursuant to the ROC Securities and Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale and business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, inspection of corporate records, verification of statements prepared by the board of directors, and giving reports at shareholders’ meetings. Each individual member of our audit committee is authorized to investigate our financial condition, represent us when a director is engaged in a sale, loan or other juristic acts with us for his own account or on behalf of another, call the shareholders meeting if the board of directors fails to do so, and give notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or our shareholder resolutions. Our audit committee is required to be composed of all of our independent directors, who are currently Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih, Yen-Hsueh Su and Jang-Lin (John) Chen.

Directors

Nine directors, including five independent directors, were elected at the 2019 Annual General Shareholders Meeting. The following table sets forth information regarding all of our directors as of February 29, 2020. The business address of all of our directors is the company’s principal executive office.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Shuang-Lang (Paul) Peng	62	Chairman and Chief Executive Officer	2022	10	• Director, Qisda Corporation • Director, Darwin Precisions Corporation

Kuen-Yao (K.Y.) Lee	68	Director	2022	24	• Director, Qisda Corporation • Director, Darfon Electronics Corp. • Director, BenQ Materials Corp.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Frank Ko (Representative of AUO Foundation)	48	Director, President and Chief Operating Officer	2022	1	• None

Peter Chen (Representative of BenQ Foundation)	59	Director	2022	4

•     Chairman and President, Qisda Corp.

•     Director, Darfon Electronics Corp.

•     Director, BenQ Materials Corp.

•     Vice Chairman, Alpha Networks Inc.

•     Chairman, DFI Inc.

•     Chairman, BenQ Medical Technology Corporation

•     Chairman, Partner Tech Corp.

Chin-Bing (Philip) Peng	67	Independent Director	2022	7

•     Director and President, iD SoftCapital

•     Director, ACER Incorporated

•     Director, Wistron NeWeb Corporation

•     Director, AOPEN Inc.

•     Director, Wistron Information Technology & Services Corp.

•     Director, Wistron Corporation

•     Independent Director and member of Remuneration Committee and Audit Committee, Apacer Technology Inc.

Mei-Yueh Ho	70	Independent Director	2022	10

•     Independent Director and member of Remuneration Committee and Audit Committee, Bank of Kaohsiung, Ltd.

•     Independent Director and member of Remuneration Committee and Audit Committee, KINPO Electronics, Inc.

•     Independent Director and member of Audit Committee, ASE Technology Holding Co., Ltd.

Yen-Shiang Shih	70	Independent Director	2022	4

•     Independent Director and member of Remuneration Committee, Nomination Committee and Audit Committee, CTCI Corporation

•     Director, Taiwan Research Institute

•     Director, Taiwan Institute of Economic Research

•     Chair Professor, Chung Yuan Christian University

•     Independent Director and member of Remuneration Committee and Audit Committee, Formosa Plastics Corporation

•     Policy Advisor, Taiwan Electrical and Electronic Manufacturer’s Association

•     Chairman, Sustainable & Circular Economy Development Association

Yen-Hsueh Su	51	Independent Director	2022	1

•     Independent Director and member of Remuneration Committee and Audit Committee, TXC Corporation

•     Independent Director and member of Remuneration Committee and Audit Committee, Zhong Yang Technology Co., Ltd

•     Director, KINSUS Interconnect Technology Corp.

Name	Age	Position	Term Expires	Years on Our Board	Principal Business Activities Performed Outside Our Company
Jang-Lin (John) Chen	67	Independent Director	2022	1

•     ITRI Research Fellow, Electronics & Optoelectronics System Research Lab and Industry, Science and Technology International Strategy Center

•     Executive Supervisor, SID Taipei Chapter

•     Director, Taiwan Display Material & Devices Association

•     Vice Chairman of Board, Taiwan Display Union Association

•     Director, Taiwan TFT LCD Association

•     Chair Professor, National Chiao-Tung University

Shuang-Lang (Paul) Peng. Mr. Peng has been our Chairman since May 11, 2015 and our Chief Executive Officer since November 1, 2015. He has been a director with us since 2010. Prior to his current position, Mr. Peng was our President from January 1, 2012 to October 31, 2015, Executive Vice President from 2008 to 2011, Senior Vice President from 2007 to 2008 and Vice President from 1998 to 2007. Prior to joining AUO, Mr. Peng worked as the Manager of the Material and Production Department at BenQ’s Malaysia branch. Mr. Peng received his master’s degree in Business Administration from Heriot-Watt University in the United Kingdom in 1995.

Kuen-Yao (K.Y.) Lee. Mr. Lee has been a director of our company since 1996. He was our Chairman from 1996 to May 10, 2015. Mr. Lee received his bachelor’s degree in Electrical Engineering from the National Taiwan University in Taiwan in 1974 and his Master of Business Administration from the International Institute for Management Development in Switzerland in 1990.

Frank Ko. Mr. Ko has been a director of our company since 2019. Mr. Ko joined AUO in 2000 and has since then worked in various functions, including manufacturing, research and development. Mr. Ko was appointed Associate Vice President in 2007 and further promoted to Vice President of the TV Display Business Group in 2010. In 2011, Mr. Ko served as Vice President of the Technology and Strategic Development Office, and led the development of our company’s technology roadmap and strategic direction. In 2014, he served as Chairman and CEO of E Ink Holdings Inc., focused on new technologies and application development of e-paper, strengthened ecosystem management, and successfully introduced e-paper to diverse and innovative fields of application. Mr. Ko obtained his Ph.D. in Photonics from National Chiao Tung University.

Peter Chen. Mr. Chen has been a director of our company since June 2016 and has been the Chairman and President of Qisda Corp. since June 22, 2017 and January 1, 2014, respectively. Mr. Chen is also the Chairman of DFI Inc., BenQ Medical Technology Corporation and Partner Tech Corp., Vice Chairman of Alpha Networks Inc., and Director of Darfon Electronics Corp. and BenQ Materials Corp. In addition, Mr. Chen is the Chairman of the Risk Management Committee in Qisda Corp. Prior to his current position, Mr. Chen was Executive Vice President of the Technology Product Center of BenQ Corp. from September 2007 to December 2013. Mr. Chen received his bachelor’s degree in Electrical Engineering from the National Cheng Kung University in Taiwan in 1985 and his EMBA from the Thunderbird American Graduate School in the United States in 2001.

Chin-Bing (Philip) Peng. Mr. Peng has been a director of our company since 2013. Mr. Peng is also a director of Acer Incorporated, Wistron Corporation, Wistron NetWeb Corporation, AOPEN Inc., Wistron Information Technology & Services Corporation, an Independent Director of Apacer Technology Inc. and the director and President of iD SoftCapital Inc., which offers consulting and asset and fund management services. Mr. Peng served as the Senior Vice President and Chief Financial Officer of ACER Incorporated from 2001 to 2004. Mr. Peng received his master’s degree in Business Administration from National ChengChi University in 1980.

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

Yen-Shiang Shih. Dr. Shih has been a director of our company since 2016. Dr. Shih is a Chair Professor of Business Management and Chemistry at Chung Yuan Christian University. Dr. Shih was the Chairman of Sinotech Engineering Consultants Inc. from 2014 to 2016 and served as the Minister of the Ministry of Economic Affairs of the ROC, the Chairman of CPC Corporation, Director General of the Taiwan Tobacco & Wine Bureau, Director General of the Industrial Development Bureau, Director General of the Small and Medium Enterprise Administration and in other posts from 1986 to 2013. Dr. Shih was a professor at National Taiwan University of Science and Technology from 1979 to 1986. Dr. Shih received his bachelor’s degree from National Taiwan University and his Ph.D. from the Massachusetts Institute of Technology in the United States.

Yen-Hsueh Su. Ms. Su has been our director since 2019. Ms. Su is also a director of KINSUS Interconnect Technology Corp. and an independent director of TXC Corporation and Zhong Yang Technology Co., Ltd. From 2001 to 2013, Ms. Su was the Managing Director and Head of Asia Technology Hardware Research of UBS and Chief Investment Officer of ASUSTEK Computer Inc. and Pegatron Corporation. Ms. Su received her master’s degree in Industrial Administration from Carnegie Mellon University in the United States.

Jang-Lin (John) Chen. Dr. Chen has been a director of our company since 2019. Dr. Chen presently is the Chair Professor of National Chiao-Tung University, a ITRI Research Fellow, Executive Supervisor of SID Taipei Chapter, Director of Taiwan Display Material & Devices Association, Vice Chairman of the Board of Taiwan Display Union Association, and Director of Taiwan TFT LCD Association. Dr. Chen was a ITRI Fellow of Electronics & Optoelectronics System Research Lab, ITRI VP and DTC General Director of Display Technology Center, CTO of Kodak LCD Polarizer Films Business and a Research Fellow of Eastman Kodak Company from 1982 to 2006. Dr. Chen received his master’s degree and Ph.D. in Polymer Material from NYU/Polytechnic University in the United States. Dr. Chen also participated in the Stanford Executive Program of Stanford University, Graduate School of Business.

Senior Management

The following table sets forth information regarding key executives as of February 29, 2020.

Name	Age	Position	Years with us
Shuang-Lang (Paul) Peng	62	Chairman and Chief Executive Officer	24
Frank Ko	48	President and Chief Operating Officer	14
Wei-Lung Liau	49	Chief Technology Officer of Technology Group	22
TY Lin	48	Vice President of Business Group	17
Ting-Li Lin	48	Vice President of Manufacturing Group	22
Amy Ku	56	Chief Sustainability Officer	16
Benjamin Tseng	52	Chief Financial Officer / Spokesperson	12

Shuang-Lang (Paul) Peng. See “—Directors.”

Frank Ko. See “—Directors.”

Wei-Lung Liau. Mr. Liau has been the Chief Technology Officer of the Technology Group since November 1, 2018. Prior to his current position, Mr. Liau was the General Manager of our Video Solutions Business Group from 2015 to 2018, the Vice President of our Video Solutions Technology Unit from 2013 to October 2015, Associate Vice President of our Video Solution Technology Development Center from 2012 to 2013, Associate Vice President of our Advanced Technology Research Center from 2010 to 2012 and the head of the LCD Technology Division from 2005 to 2010. Mr. Liau also worked in various divisions including Engineering and Manufacturing. Mr. Liau received his bachelor’s and master’s degrees in Applied Chemistry from National Chiao Tung University in Taiwan in 1994 and 1996, respectively, and received his Ph.D. in Applied Chemistry at National Chiao Tung University in Taiwan in 2017.

TY Lin. Mr. Lin has been our Vice President of our Business Group since November 1, 2018. Mr. Lin joined AUO in 1998 and had since then worked in various functions including manufacturing and quality management. In 2008, Mr. Lin was appointed Deputy Managing Director of AU Optronics (Suzhou) Corp., in charge of the company’s operation and development. In 2009, he was transferred to BenQ Materials Corp., where he was responsible for the polarizer business. From 2010 to 2015, Mr. Lin assumed the position of the President of BenQ Materials Corp. In 2015, he returned to AUO to take the position of Senior Associate Vice President of the Video Solutions Product Business Unit, and then of Solar Business. In 2018, Mr. Lin was promoted to Vice President and led AUO’s Mobile Solutions Business Group. Mr. Lin obtained his master’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan.

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

Amy Ku. Ms. Ku is currently AUO’s Chief Sustainability Officer, responsible for the strategic direction of corporate sustainable development, stakeholder relations and communication, and corporate sustainable culture building and promotion. Ms. Ku joined AUO in 2004 as HR Manager of the Lung Tan Site. She was appointed as the Director of the Corporate HR Strategy Division, and then Associate Vice President of the Executive HR Division. In 2013, she was promoted as the Vice President of Human Resource Center. In 2018, Ms. Ku was appointed as Chief Sustainability Officer of the newly established Sustainability Development Unit. Ms. Ku obtained her master’s degree in Human Resource Management from National Central University.

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

6.B.        Compensation

The aggregate compensation paid or payable to the directors and executives for their services rendered in 2019 was approximately NT$243.2 million (US$8.1 million). According to our Articles of Incorporation approved by our annual shareholders’ meeting in June 2016, which are applicable to the distribution of compensation to our directors for the years after 2015, where we have a profit before tax for each fiscal year, we shall first reserve a certain amount of the profit to recover the loss for preceding years, and then distribute no more than 1% of the remaining profit to our directors as remuneration. In the event that a director serves as a representative of a legal entity, such compensation is paid to the legal entity. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends and Distributions.”

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

The following tables provide a breakdown of our compensation scheme to our directors and executives in 2019:

(I)	Compensation to Directors

Unit: NT$1,000; 1,000 shares

Title	Name (Note 1)	Director’s compensation								Ratio of sum of items A, B, C and D to profit (loss) (%) (Note 10)		Compensation earned by a Director who is an employee of the Company								Ratio of sum of items A, B, C, D, E, F and G to profit (loss) (%) (Note 10)		Compensation from investees other than AU Optronics Corp.’s subsidiaries or Parent Company (Note 11)
		Compensation (A) (Note 3)		Pension upon retirement(B) (Note 4)		Director's remuneration (C) (Note 5)		Business execution Expenses (D) (Note 6)				Salaries, bonuses and special expenses (E) (Note 7)		Pension upon retirement (F) (Note 4)		Employee’s remuneration (G) (Note 8)
		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.		AU Optronics Corp. and its subsidiaries (Note 9)		AU Optronics Corp.	AU Optronics Corp. and its subsid iaries (Note 9)
																Cash	Stock	Cash	Stock
Chairman and CEO	Shuang-Lang (Paul) Peng	6,000	6,000	-	-	-	-	2,070	2,120	(0.04)	(0.04)	42,737	42,737	-	-	-	-	-	-	(0.26)	(0.27)	60
Director	Kuen-Yao (K.Y.) Lee	2,000	2,000	-	-	-	-	70	70	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	14,859
Corporate Director	BenQ Foundation	2,000	2,000	-	-	-	-	-	-	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	4,933
Corporate Director Representative	Peter Chen	-	-	-	-	-	-	70	70	(0.00)	(0.00)	-	-	-	-	-	-	-	-	(0.00)	(0.00)	27,071
Corporate Director	AUO Foundation	1,101	1,101	-	-	-	-	-	-	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-
Corporate Director Representative	Frank Ko(Note 2)	-	-	-	-	-	-	10	10	(0.00)	(0.00)	19,856	19,856	33	33	-	-	-	-	(0.10)	(0.10)	-
Corporate Director Representative	Kuo-Hsin (Michael) Tsai(Note 2)	-	-	-	-	-	-	750	1,443	(0.00)	(0.01)	20,564	20,564	157	157	-	-	-	-	(0.11)	(0.12)	90
Corporate Director	Qisda Corporation	899	899	-	-	-	-	-	-	(0.00)	(0.00)	-	-	-	-	-	-	-	-	(0.00)	(0.00)	-
Independent Director	Chin-Bing (Philip) Peng	2,820	2,820	-	-	-	-	160	160	(0.02)	(0.02)	-	-	-	-	-	-	-	-	(0.02)	(0.02)	-
Independent Director	Mei-Yueh Ho	2,400	2,400	-	-	-	-	140	140	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-
Independent Director	Yen-Shiang Shih	2,510	2,510	-	-	-	-	150	150	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-
Independent Director	Yen-Hsueh Su	1,432	1,432	-	-	-	-	90	90	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-
Independent Director	Jang-Lin (John) Chen	1,322	1,322	-	-	-	-	80	80	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-
Independent Director	Vivien Huey-Juan Hsieh	1,438	2,088	-	-	-	-	80	100	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-
Independent Director	Ding-Yuan Yang	1,278	1,278	-	-	-	-	90	90	(0.01)	(0.01)	-	-	-	-	-	-	-	-	(0.01)	(0.01)	-

1.	Please describe the policy, system, standards and structure of independent directors' remuneration, as well as the connection between the amount of remuneration paid and director’s responsibilities, risks, time investment and other factors: the remuneration of the directors of the Company is determined by the board of directors in accordance with the Articles of Incorporation, issued based on the director's participation in the Company's operations and contribution, with reference to both domestic and foreign market standards. If the Company has a profit, the board of directors will determine the amount of directors' remuneration in accordance with the Company's Articles of Incorporation. Independent directors are ex-officio members of the audit committee. In addition to the general remuneration paid to directors, the Company takes into account of each director’s individual responsibilities, risks and investment time, and also determines different reasonable remunerations.

2.	In addition to the information disclosed in the table above, has any Director provided services to AU Optronics Corp. and its subsidiaries and received compensation for such services (e.g. serving as a consultant that is not an employee): None.

Table of compensation ranges

Compensation range for each Director in AU Optronics Corp.	Name of Director
	Sum of the first 4 items (A+B+C+D)		Sum of the first 7 items (A+B+C+D+E+F+G)
	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 9)	AU Optronics Corp.	Parent Company, AU Optronics Corp. and its subsidiaries and investees (Note 12)
Less than NT$ 1,000,000	Peter Chen, Frank Ko, Kuo-Hsin (Michael) Tsai, Qisda Corporation	Peter Chen, Frank Ko, Qisda Corporation	Peter Chen, Qisda Corporation	Qisda Corporation
NT$ 1,000,000 (inclusive) ~NT$ 2,000,000	AUO Foundation, Yen-Hsueh Su, Jang-Lin (John) Chen, Vivien Huey-Juan Hsieh, Ding-Yuan Yang	AUO Foundation, Kuo-Hsin (Michael) Tsai , Yen-Hsueh Su, Jang-Lin (John) Chen, Ding-Yuan Yang	AUO Foundation, Yen-Hsueh Su, Jang-Lin (John) Chen, Vivien Huey-Juan Hsieh, Ding-Yuan Yang	AUO Foundation, Yen-Hsueh Su, Jang-Lin (John) Chen, Vivien Huey-Juan Hsieh, Ding-Yuan Yang
NT$ 2,000,000 (inclusive) ~NT$ 3,500,000	Kuen-Yao (K.Y.) Lee, BenQ Foundation, Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih	Kuen-Yao (K.Y.) Lee, BenQ Foundation, Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih, Vivien Huey-Juan Hsieh	Kuen-Yao (K.Y.) Lee, BenQ Foundation, Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih	Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih
NT$ 3,500,000 (inclusive) ~NT$ 5,000,000
NT$ 5,000,000 (inclusive) ~NT$ 10,000,000	Shuang-Lang (Paul) Peng	Shuang-Lang (Paul) Peng		BenQ Foundation
NT$ 10,000,000 (inclusive) ~NT$ 15,000,000
NT$ 15,000,000 (inclusive) ~NT$ 30,000,000			Frank Ko, Kuo-Hsin (Michael) Tsai	Kuen-Yao (K.Y.) Lee, Peter Chen, Frank Ko, Kuo-Hsin (Michael) Tsai
NT$ 30,000,000 (inclusive) ~NT$ 50,000,000
NT$ 50,000,000 (inclusive) ~NT$ 100,000,000			Shuang-Lang (Paul) Peng	Shuang-Lang (Paul) Peng
More than NT$ 100,000,000
Total	15 Persons (including 3 Corporate Directors)	15 Persons (including 3 Corporate Directors)	15 Persons (including 3 Corporate Directors)	15 Persons (including 3 Corporate Directors)
Note 1:	On June 14, 2019, the shareholders' general committee was re-elected. Peter Chen and Kuo-Hsin (Michael) Tsai were elected as the Corporate Director Representative of the BenQ Foundation and AUO Foundation; Yen-Hsueh Su and Janglin (John) Chen were elected as Independent Directors; Corporate Director Qisda Corporation and Independent Directors Vivien Huey-Juan Hsieh and Ding-Yuan Yang stepped down.

Note 2:	On September 10, 2019, the Corporate Director Representative of the AUO Foundation was reassigned from Kuo-Hsin (Michael) Tsai to Frank Ko.

Note 3:	Refers to compensation for Directors in 2019 (including salaries, job allowance, severance pay, bonuses, and performance fees).

Note 4:	Refers to pension either allocated or paid out per legal requirements in 2019.

Note 5:	Refers to Directors' remunerations in 2019.

Note 6:	Refers to Directors' business execution expenses in 2019 (including provisions of compensation, transport fees, special expenses, various subsidies, accommodations, or company vehicles and other physical items for those serving as representatives of Corporate Directors or supervisors designated by AU Optronics Corp. and its subsidiaries).

Note 7:	Refers to compensation for Directors who also served as President, Vice President, other managers or employees in 2019 including salaries, job remuneration, severance pay, bonuses, performance fees, transport fees, special expenses, various subsidies, accommodation, company vehicles, and other physical items, etc. Any salary expenses recognized under IFRS 2 Share-Based Payment, including employee stock option plan, employee restricted stock and cash capital increase by stock subscription shall also be included in compensation.

Note 8:	Refers to employee’s remuneration (including stock and cash) paid to Directors who also served as President, Vice President, other managers, or employees in 2019.

Note 9:	Total compensation in various items paid out to AU Optronics Corp.’s Directors.

Note 10:	Profit refers to the profit (loss) for the year in the 2019 parent company only financial statements of AU Optronics Corp. under Taiwan IFRS.

Note 11:	Refers to compensation, remunerations (including remunerations for employees, Directors, and supervisors), business execution expenses, and other related payments received by Directors who served as Director, supervisor, or manager in investees other than AU Optronics Corp.’s subsidiaries or Parent Company in 2019.

Note 12:	Total compensation paid to AU Optronics Corp.’s Directors.

(II)	Compensation for President and Vice presidents

Unit: NT$1,000; 1,000 shares

Title	Name (Note 1)	Salary (A) (Note 2)		Pension upon retirement(B) (Note 3)		Bonuses and special expenses etc (C) (Note 4)		Employee’s remuneration (D) (Note 5)				Ratio of sum of items A, B, C and D to profit (loss) (%) (Note 7)		Compensation from investees other than AU Optronics Corp.’s subsidiaries or Parent Company (Note 8)
		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)	AU Optronics Corp.		AU Optronics Corp. and its subsidiaries (Note 6)		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 6)
								Cash	Stock	Cash	Stock
Chairman and CEO	Shuang-Lang (Paul) Peng	66,588	66,588	2,140	2,140	132,342	135,299	-	-	-	-	(1.05)	(1.06)	280
President and COO	Frank Ko
Senior Vice President	Wei-Lung Liau
Vice President	TY Lin
Vice President	Ting-Li Lin
Vice President	TL Tseng
Vice President	Shih-Hong Liao
Vice President	Tina Wu
Vice President	Andy Yang
Vice President	CS Hsieh
Vice President	Benjamin Tseng
Vice President	Amy Ku
Vice President	Hong-Jye Hong
Vice President	Shih-Kun Chen
Vice President	James CP Chen
Vice President	Kevin.Young

Table of compensation ranges

Compensation range for each President and Vice President in AU Optronics Corp.	Name of the President and Vice presidents
	AU Optronics Corp.	Parent Company, AU Optronics Corp. and its subsidiaries and investees (Note 9)
Less than NT$ 1,000,000	Kevin Young	Kevin Young
NT$ 1,000,000 (inclusive) ~NT$ 2,000,000
NT$ 2,000,000 (inclusive) ~NT$ 3,500,000
NT$ 3,500,000 (inclusive) ~NT$ 5,000,000
NT$ 5,000,000 (inclusive) ~NT$ 10,000,000	TL Tseng, Shih-Hong Liao, Tina Wu, Andy Yang, Benjamin Tseng, Hong-Jye Hong, Shih-Kun Chen, James CP Chen	TL Tseng, Shih-Hong Liao, Tina Wu, Andy Yang, Benjamin Tseng, Hong-Jye Hong, Shih-Kun Chen, James CP Chen
NT$ 10,000,000 (inclusive) ~NT$ 15,000,000	TY Lin, Ting-Li Lin, CS Hsieh, Amy Ku	TY Lin, Ting-Li Lin, CS Hsieh, Amy Ku
NT$ 15,000,000 (inclusive) ~NT$ 30,000,000	Frank Ko, Wei-Lung Liau	Frank Ko, Wei-Lung Liau
NT$ 30,000,000 (inclusive) ~NT$ 50,000,000	Shuang-Lang(Paul) Peng	Shuang-Lang(Paul) Peng
NT$ 50,000,000 (inclusive) ~NT$ 100,000,000
More than NT$ 100,000,000
Total	16 persons	16 persons

Note 1:	The information in the table refers to 2019 compensation for current managers such as Vice Presidents or above as of the end of 2019.

Note 2:	Refers to compensation for managers such as Vice Presidents or above in 2019, including salaries, job allowance and severance pay.

Note 3:	Refers to pension either allocated or paid out per legal requirements in 2019.

Note 4:	Refers to compensation for managers such as Vice Presidents or above in 2019, including bonuses, fees for serving as the AU Optronics Corp. or its subsidiaries’ Corporate Directors or supervisors, performance fees, transport fees, special expenses, various subsidies, accommodation, company vehicles, and other physical items, etc. Any salary expenses recognized under IFRS 2 Share-Based Payment, including employee stock option plan, employee restricted stock and cash capital increase by stock subscription shall also be included in compensation.

Note 5:	Refers to remunerations for employee in 2019.

Note 6:	Total compensation in various items paid out to AU Optronics Corp.’s managers such as Vice Presidents or above.

Note 7:	Profit (loss) refers to the profit (loss) for the year in the 2019 parent company only financial statements of AU Optronics Corp. under Taiwan IFRS.

Note 8:	Refers to compensation including compensation, remuneration (including remunerations for employees, Directors, and supervisors), business execution expenses, and other related payments received by managers such as Vice Presidents or above who served as Director, supervisor, or manager in investees other than AU Optronics Corp.’s subsidiaries or Parent Company in 2019.

Note 9:	Total compensation paid to managers such as Vice Presidents or above.

(III) The top five executives with the highest remuneration

Unit: NT$1,000; 1,000 shares

Title	Name (Note 1)	Salary (A) (Note 3)		Pension upon retirement(B) (Note 4)		Bonuses and special expenses etc (C) (Note 5)		Employee’s remuneration (D) (Note 6)				Ratio of sum of items A, B, C and D to profit (loss) (%) (Note 8)		Compensation from investees other than AU Optronics Corp.’s subsidiaries or Parent Company (Note 9)
		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 7)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 7)	AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 7)	AU Optronics Corp.		AU Optronics Corp. and its subsidiaries (Note 7)		AU Optronics Corp.	AU Optronics Corp. and its subsidiaries (Note 7)
								Cash	Stock	Cash	Stock
Chairman and CEO	Shuang-Lang (Paul) Peng	10,012	10,012	-	-	34,725	34,775	-	-	-	-	(0.23)	(0.23)	60
President and COO	Frank Ko (Note 2)	1,850	1,850	33	33	18,006	18,006	-	-	-	-	(0.10)	(0.10)	-
Senior Vice President	Wei-Lung Liau	5,265	5,265	203	203	11,290	11,290	-	-	-	-	(0.09)	(0.09)	60
Vice President	TY Lin	4,384	4,384	108	108	8,902	9,702	-	-	-	-	(0.07)	(0.07)	50
Vice President	Ting-Li Lin	4,526	4,526	194	194	7,950	7,950	-	-	-	-	(0.07)	(0.07)	-

Note 1:	The information in the table refers to 2019 compensation for current managers such as Vice Presidents or above as of the end of 2019.

Note 2:	Appointed on September 10, 2019.

Note 3:	Refers to compensation for managers such as Vice Presidents or above in 2019, including salaries, job allowance and severance pay.

Note 4:	Refers to pension either allocated or paid out per legal requirements in 2019.

Note 5:	Refers to compensation for managers such as Vice Presidents or above in 2019, including bonuses, fees for serving as the AU Optronics Corp. or its subsidiaries’ Corporate Directors or supervisors, performance fees, transport fees, special expenses, various subsidies, accommodation, company vehicles, and other physical items, etc. Any salary expenses recognized under IFRS 2 Share-Based Payment, including employee stock option plan, employee restricted stock and cash capital increase by stock subscription shall also be included in compensation.

Note 6:	Refers to remunerations for employee in 2019.

Note 7:	Total compensation in various items paid out to AU Optronics Corp.’s managers such as Vice Presidents or above.

Note 8:	Profit (loss) refers to the profit (loss) for the year in the 2019 parent company only financial statements of AU Optronics Corp. under Taiwan IFRS.

Note 9:	Refers to compensation including compensation, remuneration (including remunerations for employees, Directors, and supervisors), business execution expenses, and other related payments received by managers such as Vice Presidents or above who served as Director, supervisor, or manager in investees other than AU Optronics Corp.’s subsidiaries in 2019.

We have a defined benefit pension plan covering our regular employees in the ROC. Retirement benefits are based on years of service and average salaries or wages in the last six months before retirement. We make monthly contributions, at a certain percentage of salaries and wages, to a pension fund that is deposited in the name of, and supervised by, the employees’ pension plan committee. Beginning on July 1, 2005, pursuant to the ROC Labor Pension Act, we are required to make a monthly contribution for employees in the ROC that elected to participate in a defined contribution plan at a rate of no less than 6% of the employees’ monthly salaries or wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. The total pension cost for our executives for the year ended December 31, 2019 was NT$2.6 million (US$0.09 million). Our directors did not receive any pension as part of their remuneration.

Our company, AU Optronics Corp., currently does not have any stock option plans.

6.C.        Board Practices

General

For a discussion of the term of office of the board of directors, see “—6.A. Directors and Senior Management.” No benefits are payable to members of the board upon termination of their relationship with us.

Audit Committee

Our board of directors established an audit committee in August 2002. On June 13, 2007, we replaced our supervisors with an audit committee pursuant to the amended ROC Securities and Exchange Act. The audit committee’s duties and powers include, but are not limited to, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, giving reports at shareholders’ meetings, and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all our independent directors, who are currently Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih, Yen-Hsueh Su and Jang-Lin (John) Chen. Chin-Bing (Philip) Peng and Yen-Hsueh Su are financially literate and have accounting or related financial management expertise. The audit committee meets as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted an Audit Committee Charter for the audit committee.

Remuneration Committee

Our board of directors established a remuneration committee in August 2011. The remuneration committee’s duties and powers include, but are not limited to, matters relating to the compensation of the members of our board of directors and senior management. The members of the remuneration committee are appointed by the board of directors. They currently are Yen-Shiang Shih, Yen-Hsueh Su and Ding-Yuan Yang. Two members of our current remuneration committee are our independent directors and the other meet the independence requirements. The remuneration committee must meet at least twice each year and may meet as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted a Remuneration Committee Charter for the remuneration committee.

Corporate Governance Committee

Our board of directors established a corporate governance committee in October 2019. Its duties and powers include but not limited to:

•	Establish independent standards required by members of the board of directors, and to seek, review and nominate director candidates with diverse backgrounds such as professional knowledge, technology, experience and gender;

•	Construct and develop the organizational structure of the board of directors and committees, to evaluate the performance of the board of directors, committees and directors, and to evaluate the independence of independent directors;

•	Develop and regularly review directors’ training programs and succession plans; and

•	Establish the Company’s corporate governance principles.

The members of the corporate governance committee are appointed by the board of directors. Currently, the convener of the committee is our chairman, Shuang-Lang (Paul) Peng, and members of the committee are all of our independent directors. The committee must meet at least once each year and may meet as often as it deems necessary to carry out its responsibilities. Our board of directors has adopted a Corporate Governance Committee Charter for the corporate governance committee.

6.D.        Employees

Employees

The following table provides a breakdown of our employees by function as of December 31, 2017, 2018 and 2019.

	As of December 31,
Function	2017	2018	2019
Production	43,420	38,688	32,809
Technical(1)	9,055	8,930	8,074
Sales and marketing	969	1,013	1,133
Management and administration	3,761	3,610	3,446
Total	57,205	52,241	45,462

(1)	Includes research and development personnel.

The following table provides a breakdown of our employees by geographic location as of December 31, 2017, 2018 and 2019. Please refer to “Item 4. Information on the Company—Item 4.C. Organizational Structure” for information about our subsidiaries incorporated in different geographic locations.

	As of December 31,
Location	2017	2018	2019
Taiwan	26,176	25,318	23,466
PRC	28,954	24,954	20,447
Others	2,075	1,969	1,549
Total	57,205	52,241	45,462

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

6.E.        Share Ownership

The table below sets forth the information with respect to the beneficial ownership of our common shares for each of our directors and key executives as of February 29, 2020. Share ownership information will include the common shares held by the legal entities represented by our directors and key executives.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer	7,788,531	(1)	*
Kuen-Yao (K.Y.) Lee, Director	11,727,466	(2)	*
Frank Ko, Director** and President & Chief Operation Officer	312,000	(3)	*
Peter Chen, Director***	199,267	(4)	*
Chin-Bing (Philip) Peng, Independent Director	246,670	(5)	*
Mei-Yueh Ho, Independent Director	-		-
Yen-Shiang Shih, Independent Director	-		-
Yen-Hsueh Su, Independent Director	-		-
Jang-Lin (John) Chen, Independent Director	-		-
Wei-Lung Liau, Chief Technology Officer of Technology Group	1,895,433		*
T.Y. Lin, Vice President of Business Group	383,482	(6)	*
Ting-Li Lin, Vice President of Manufacturing Group	526,414	(7)	*
Amy Ku, Chief Sustainability Officer	1,509,259		*
Benjamin Tseng, Chief Financial Officer and Spokesperson	1,386,127	(8)	*

*	The number of common shares beneficially held is less than 1% of our total outstanding common shares.

**	Representative of AUO Foundation.

***	Representative of BenQ Foundation.

(1)	Including 6,576,752 shares directly held and 1,211,779 shares beneficially owned through spouse and minor children.

(2)	Including 10,512,153 shares directly held and 1,215,313 shares beneficially owned through spouse and minor children.

(3)	Including 0 shares directly held and 0 shares beneficially owned through spouse and minor children. 312,000 shares beneficially owned as a representative of AUO Foundation.

(4)	Including 0 shares directly held and 99,267 shares beneficially owned through spouse and minor children. 100,000 shares beneficially owned as a representative of BenQ Foundation.

(5)	Including 96,670 shares directly held and 150,000 shares beneficially owned through his company.

(6)	Including 382,959 shares directly held and 523 shares beneficially owned through spouse and minor children.

(7)	Including 526,381 shares directly held and 33 shares beneficially owned through spouse and minor children.

(8)	Including 491,241 shares directly held and 894,886 shares beneficially owned through spouse and minor children.

As of February 29, 2020, none of our directors or key executives held any employee stock options from our company, AU Optronics Corp. None of our directors or key executives has voting rights different from those of other shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        Major Shareholders

Qisda is one of our major shareholders. As of December 31, 2019, Qisda beneficially owned 6.99% of our outstanding shares.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of February 29, 2020 or the most recent practicable date, unless otherwise noted, by (1) each shareholder known by us to beneficially own more than 5% of our shares and (2) all directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (Fully Diluted)
Qisda 157, Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, ROC	663,598,620	(1)	6.99%	6.99%
All directors as a group(2)	20,271,337		0.21%	0.21%

(1)	As of December 31, 2019, Qisda directly owned 663,598,620 of our common shares, representing approximately 6.99% of the outstanding shares. All 663,598,620 common shares directly owned by Qisda have sole dispositive power.

(2)	Calculated as the sum of (a) with respect to directors who are serving in their personal capacity, the number of shares beneficially held by such director and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which such director is a legal representative and the number of shares beneficially held by such director in his or her personal capacity. This information is as of February 29, 2020.

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

As of February 29, 2020, approximately 9,499.2 million of our shares were issued and outstanding. Citibank, N.A. has advised us that, as of February 29, 2020, approximately 43.9 million ADSs representing 439.1 million common shares were held of record by Cede & Co. and 18 other registered shareholders domiciled in and outside of the United States.

7.B.        Related Party Transactions

We have not extended any loans or credit to any of our directors or executives, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for such person to provide services not within such person’s capacity as a director or executive of the company.

We have, from time to time, purchased raw materials and components and sold our products to our related parties. We believe that these transactions with related parties have been conducted on arm’s-length terms.

The following table sets forth a summary of our material transactions with related parties in 2019. Please also see Note 43 to our consolidated financial statements for further information.

	Net Revenue				Accounts Receivable
	For the Year Ended December 31,				As of December 31,
	2017	2018	2019		2018	2019
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	1,216.9	1,898.3	1,228.0	41.0	696.4	280.0	9.4
Others(1)	11,959.7	12,050.5	10,348.0	346.0	2,057.8	1,498.5	50.1
Total	13,176.6	13,948.8	11,576.0	387.0	2,754.2	1,778.5	59.5

	Net Purchases				Accounts Payable
	For the Year Ended December 31,				As of December 31,
	2017	2018	2019		2018	2019
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)				(in millions)
Associates	8,667.6	9,185.6	8,664.4	289.7	3,664.7	2,825.3	94.5
Joint Ventures	1,057.1	1,449.6	1,027.2	34.3	—	72.9	2.4
Others(1)	17,549.2	18,589.8	17,077.5	571.0	4,496.5	4,052.6	135.5
Total	27,273.9	29,225.0	26,769.1	895.0	8,161.2	6,950.8	232.4

(1)	Entities which are our substantive related parties but not been accounted for using the equity method, mainly Qisda and its subsidiaries.

Our major related party transactions were conducted with the following companies in 2019:

•	BenQ Corporation (“BenQ”)

BenQ is a subsidiary of Qisda as of December 31, 2019. We sold panels for monitors to BenQ.

•	Fargen Power Corporation (“FGPC”)

FGPC is a subsidiary of SSEC, which is one of our associates, as of December 31, 2019. We sold solar modules to FGPC and undertook construction of power plants for FGPC.

•	Qisda (Suzhou) Co., Ltd. (“QCSZ”)

QCSZ is a subsidiary of Qisda as of December 31, 2019. We sold panels for monitors to QCSZ.

•	BenQ Materials Corp. (“BMC”)

BMC is a subsidiary of Qisda as of December 31, 2019. We purchased polarizers from BMC.

•	Qisda Corporation (“Qisda”)

We directly and indirectly owned 17.56% of Qisda as of December 31, 2019. Qisda provides module-assembly services to us.

•	Raydium Semiconductor Corporation (“Raydium”)

We indirectly owned 17.10% of Raydium as of December 31, 2019. We purchased driver ICs from Raydium.

7.C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.        Consolidated Statements and Other Financial Information

8.A.1.     See Item 18 for our audited consolidated financial statements and pages F-1 through F-110.

8.A.2.     See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.      See pages F-1 through F-2 for the audit report of our independent auditors, entitled “Report of Independent Registered Public Accounting Firm.”

8.A.4.      Not applicable.

8.A.5.      Not applicable.

8.A.6.      See “Item 4. Information on the Company—4.B. Business Overview—Customers, Sales and Marketing” for the amount of our export sales.

8.A.7.      Litigation

Antitrust Civil Actions Lawsuits

A lawsuit was filed by certain consumers in Israel against certain LCD manufacturers, including us, in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues, including whether the lawsuit was properly served. In March 2016, the Israeli Court issued an order stating that the case may proceed in Israel. We and other defendants appealed the Israeli Court’s decision. The Israeli Court ordered that, except for the appellate proceedings, all the other court proceedings be stayed. The first-level appellate court heard the appeal in December 2016. In December 2016, the Israeli Court overturned the original decision and revoked the permission for this case to be served outside of Israeli jurisdiction. The plaintiffs lodged an appeal to the Israeli Supreme Court, but the Israeli Supreme Court overruled the appeal in August 2017. In January 2018, the parties reached a settlement agreement and agreed to commence the required proceedings for withdrawing the lawsuit. In April 2019, the Central District Court of Israel in Lod approved the settlement. AUO has complied with all the court ordered directives to finalize the settlement, so the settlement is now completed.

In May 2014, LG Electronics Nanjing Display Co., Ltd. and seven of its affiliates filed a lawsuit in Seoul Central District Court against certain LCD manufacturers including AUO, alleging overcharge and claiming damages. We do not believe this lawsuit has merit and have retained counsel to handle this matter. At this stage, the results of this matter remain uncertain, and we continue to review the merits of this lawsuit on an on-going basis.

A lawsuit was filed in June 2018 by the Government of Puerto Rico and on behalf of all consumers and relevant government agencies of Puerto Rico against certain LCD manufacturers. The named defendants for this lawsuit included AUO and AUUS. The lawsuit was filed in the Superior Court of San Juan, Court of First Instance and alleges unjust enrichment and claiming unspecified monetary damages. We have retained counsel to handle this matter. At this stage, the outcome of this matter remains uncertain. We are reviewing the merits of this lawsuit on an ongoing basis, but we are unable to predict the actions of the Government of Puerto Rico or the actions that competent regulatory agencies may take in connection with this proceeding.

We will make certain provisions with respect to some, but not all, civil lawsuits as the management deems appropriate. See Note 45 of our consolidated financial statements for further details. The provisions may ultimately be proven to be under- or over-estimated. We will reassess the adequacy and reasonableness of the said provisions and make adjustments as we deem necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Other Litigation

In July 2018, Vista Peak Ventures, LLC (“VPV”) filed three lawsuits in the United States District Court for the Eastern District of Texas against the Company, claiming infringement of certain of VPV’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaints, VPV seeks, among other items, unspecified monetary damages for past damages and an injunction against future infringement. On September 27, 2019, the relevant parties reached a settlement agreement, and all pending lawsuits that have been filed by VPV against AUO were dismissed on October 10, 2019.

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

Proceedings Related to Our Directors and Senior Management

None.

Environmental Proceedings

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, where our second 8.5-generation fab is located and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object to the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third-phase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e., the governmental authorities, including the EPA of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court). The second-phase environmental impact assessment for the Project continues to proceed. On December 14, 2017, the EPA of the Executive Yuan of Taiwan held the third review meeting of the investigation group. The review meeting reached the conclusion of suggesting approval for the Project. On November 6, 2018, the EPA approved the Project, but on December 6, 2018, five residents in Houli District, Taichung City filed an administrative appeal to the Appeals Review Committee of the Executive Yuan requesting a withdrawal of the approval. The administrative appeal was rejected by the Appeal Review Committee on October 24, 2019 and the residents have proceeded to file an administrative action for invalidating the environmental assessment again, this time against the EPA. We will continue to monitor if there will be any material adverse effect on our operations as the event develops.

8.A.8.       Dividends and Dividend Policy

On June 15, 2018, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$1.5 per share for the year ended December 31, 2017. On June 14, 2019, our annual shareholders’ meeting approved the board of directors’ proposal to distribute a cash dividend of NT$0.5 per share for the year ended December 31, 2018. On March 20, 2020, our board of directors resolved not to distribute cash dividend for the year ended December 31, 2019.

Our Articles of Incorporation provide that when the retained earnings available for distribution of the current year reaches 2% of our paid-in capital, no less than 20% of the retained earnings available for distribution of the current year shall be distributed as dividends and when the retained earnings available for distribution of the current year does not reach 2% of our paid in capital, we may distribute no dividends and the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are not permitted under the ROC Company Act to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. According to our Articles of Incorporation, where we have a profit before tax for each fiscal year, we shall first recover the loss for preceding years, if any, and then distribute no less than 5% and no more than 1% of the remaining profit to our employees and directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated legal reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reserved in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated and unappropriated retained earnings can be distributed after the distribution plan proposed and approved. Dividend distribution in the form of shares (in whole or in part) shall be approved by the shareholders’ meeting. Dividend distribution in the form of cash shall be approved by the Board and a report of such distribution shall be submitted to the shareholders’ meeting.

In addition, where the Company incurs no loss, the Company may distribute the portion of legal reserve which exceeds 25% of the Company’s paid-in capital and the capital reserves permitted for distribution under the Company Act, in whole or in part, in the form of cash, to the shareholders in proportion to their shareholdings by the resolution adopted by the Board and a report of such distribution shall be submitted to the shareholders’ meeting. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends and Distribution.” For information about ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends.”

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

9.A.        Offering and Listing Details

Our shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the number “2409.” From May 2002 to September 2019, our ADSs were listed on the NYSE under the symbol “AUO” and we voluntarily delisted our ADSs from the NYSE, effective on October 1, 2019. After delisting, we have maintained our ADR program in the United States and our ADSs are still traded on the U.S. over-the-counter market under the symbol “AUOTY.”

9.B.        Plan of Distribution

Not applicable.

9.C.        Markets

The principal trading market for our shares are the Taiwan Stock Exchange and the U.S. over-the-counter market. From May 2002 to September 2019, our ADSs were listed on the NYSE. On September 20, 2019, we filed with the SEC a Form 25 to initiate our delisting from the NYSE. After the delisting became effective on October 1, 2019, our ADSs have been traded in the over-the-counter markets. Although we currently maintain our ADR program in the United States and anticipate our ADSs will continue to be traded in the U.S. over-the-counter market, we intend to file an application for de-registering our securities and permanently terminate our reporting obligations under the Exchange Act upon satisfaction of the necessary deregistration requirements.

9.D.        Selling Shareholders

Not applicable.

9.E.        Dilution

Not applicable.

9.F.        Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.       Share Capital

Not applicable.

10.B.       Memorandum and Articles of Incorporation

On June 14, 2019, our shareholders approved the twenty-first amendment to our Articles of Incorporation, a copy of which is filed as Exhibit 1.1 hereto.

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

In addition, pursuant to the ROC Securities and Exchange Act, a public company is required to either establish an audit committee or retain supervisors, provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisors. We replaced our supervisors by establishing an audit committee on June 13, 2007. The audit committee’s duties and powers include, but are not limited to, inspection of corporate records, verification of statements prepared by the board of directors, and giving reports at shareholders’ meetings. Each individual member of our audit committee is authorized to investigate our financial condition, represent us when a director is, engaged in a sale, loan or other juristic acts with us for his or her own account or on behalf of another, call the shareholders meeting if the board of directors fails to do so, and give notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations or our Articles of Incorporation or the resolutions of our shareholders’ meeting. Our audit committee is required to be composed of all of our independent directors, who are currently Chin-Bing (Philip) Peng, Mei-Yueh Ho, Yen-Shiang Shih, Yen-Hsueh Su and Jang-Lin (John) Chen.

Pursuant to the ROC Company Act, the election of our directors is conducted by means of cumulative voting. The most recent election for all of the directors was held on June 14, 2019. We have adopted a candidate nomination system for the election of directors.

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

The present members of the board of directors took office on June 14, 2019.

Shares

As of February 29, 2020, our authorized share capital was NT$120 billion, divided into 12 billion common shares, of which 100 million shares are reserved for the issuance of shares for employee stock options, and 9,624,245,115 common shares were issued (including 125,000,000 treasury stocks).

All shares presently issued, including those underlying our ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

New Shares and Preemptive Rights

The issuance of new shares requires the prior approval of our board of directors. If our issuance of any new shares will result in any change in our authorized share capital, we are required under ROC law to amend our Articles of Incorporation, which require approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a report to, the FSC and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. Nevertheless, the preemptive rights provisions will not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

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

Shareholders’ Meetings

We are required to hold an annual general shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued common shares may submit one proposal for discussion at our annual general shareholders’ meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our issued common shares who have held their shares for more than a year, or shareholders continuously holding 50% or more of the total number of issued shares of a company for a period of three months or a longer time may convene a special shareholders’ meeting. In addition, any member of our audit committee may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual general shareholders’ meeting. Unless otherwise required by law or by our Articles of Incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding shares at which the holders of at least a majority of our shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our Articles of Incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business or properties of another company which would have a significant impact on our operations;

•	execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of our business to other persons;

•	the distribution of any stock dividend;

•	the removal of directors;

•	application for the approval of ceasing status as a public company;

•	following capital reserves distributed in the form of new shares;

1.       the income derived from the issuance of new shares at a premium; and

2.       the income from endowments received by the company.

•	legal reserve which exceeds 25% of the Company’s paid-in capital distributed in the form of new shares; or

•	clearing conflicts of interest for Company directors.

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

According to our Articles of Incorporation, where we have a profit before tax for each fiscal year, we shall first recover the loss for the preceding years, if any, and then distribute no less than 5% of the remaining profit for distribution to employees as remuneration and no more than 1% of the remaining profit for distribution to directors as remuneration, and then pay taxes, and then 10% of the remaining net earnings shall be allocated as our legal reserve unless and until the accumulated legal reserve reaches the paid-in capital; and a certain amount shall be further allocated as special reserve or the special reserve shall be reserved in accordance with applicable laws and regulations or as requested by the competent authority. The balance (if any) together with accumulated and unappropriated retained earnings can be distributed after the distribution plan proposed and approved. Dividend distribution in the form of shares (in whole or in part) shall be approved by the shareholders’ meeting. Dividend distribution in the form of cash shall be approved by the Board and a report of such distribution shall be submitted to the shareholders’ meeting.

In addition, where the Company incurs no loss, the Company may distribute the portion of legal reserve which exceeds 25% of the Company’s paid-in capital and the capital reserves permitted for distribution under the Company Act, in whole or in part, in the form of cash, to the shareholders in proportion to their shareholdings by the resolution adopted by the Board and a report of such distribution shall be submitted to the shareholders’ meeting.

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

Our shares purchased pursuant to the first and the second items above shall be transferred to our employees or holders of Convertible Securities, as the case may be, within five years after the date of such purchase. Our shares purchased pursuant to Item 3 above shall be cancelled within six months after the date of such purchase.

We are not allowed to purchase more than 10% of our total issued shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital surplus to purchase our shares.

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

Rights to Bring Shareholder Suits

Under the ROC Company Act, a shareholder may bring suit against us in the following events:

•	Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our Articles of Incorporation.

•	If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our Articles of Incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our directors under the following circumstances:

•	Shareholders who have continuously held 1% or more of the total number of issued shares for a period of six months or longer may request in writing that an independent director institute an action against a director on our behalf. In case the independent director fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•	In the event that any director, officer or shareholder who holds more than 10% of our issued shares and their respective spouses and minor children and/or nominees sells shares within six months after the acquisition of such shares, or repurchases the shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our audit committee fails to make a claim for recovery, any shareholder may request that our board of directors or our audit committee exercise the right of claim within 30 days. In the event our directors or audit committee fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and audit committee will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

Within three months after the end of each fiscal year, we must post our annual audited financial statements under Taiwan IFRS on the website of the Taiwan Stock Exchange, for inspection by our shareholders.

Transfer Restrictions

Our directors, officers and shareholders holding more than 10% of our issued shares and their respective spouses and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, generally, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our shares on the Taiwan Stock Exchange only after reporting to the FSC at least three days before the transfer, provided that such reporting is not required if the number of shares transferred per day does not exceed 10,000.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Taishin International Bank, Stock Affairs Department, B1, No. 96, Jianguo N. Rd, Sec. 1, Taipei, Taiwan; telephone number: 886-2-2504-8125. The transfer agent and registrar for our ADS is Citibank, N.A., 388 Greenwich Street, 6th Floor, New York, New York 10013, USA; telephone number: 1-877-248-4237.

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

Estate and Gift Tax

Subject to allowable exclusions, deductions and exemptions, any property within the ROC of a deceased individual is subject to the estate tax at progressive tax rates of 10%, 15% and 20%, and any property within the ROC donated by any individual is subject to the gift tax at progressive tax rates of 10%, 15% and 20%. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

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

Retained Earnings Tax

Under the ROC Income Tax Act, from 1998 to 2017, if retained earnings of the current year are not distributed by the company in the next fiscal year, an additional retained earnings tax will be levied at the rate of 10% on such retained earnings. Beginning from 2018, the surtax rate for undistributed earnings is 5%.

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

This discussion assumes that we were not a passive foreign investment company for our 2019 taxable year, as discussed below.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income if the stock or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs were traded until they were delisted, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We do not believe we were not a passive foreign investment company for our 2019 taxable year, as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares otherwise were eligible for qualified dividend income treatment, individual U.S. Holders nevertheless were eligible for the preferential rates (a) if they do not hold our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent they were under an obligation to make related payments with respect to positions in substantially similar or related property. If you are a non-corporate U.S. Holder you should consult your tax adviser to determine whether the favorable rate applied to dividends you received and whether you were subject to any special rules that limited your ability to be taxed at this favorable rate. Following the delisting of our ADSs from the NYSE, we may not be a qualified foreign corporation and therefore any dividends paid may not be eligible for the favorable tax rate described above.

Dividends paid in NT dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss, which will be U.S. source, if you convert the amount of such dividend into U.S. dollars after the date of receipt.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, when you sell or otherwise dispose of your ADSs or shares, you will recognize U.S. source capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and your adjusted tax basis in the ADSs or shares, determined in U.S. dollars. Any such gain or loss will be long-term capital gain or loss if you held the ADSs or shares for more than one year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. Holders, and capital losses, the deductibility of which is subject to limitations.

If you receive non-U.S. currency when you sell your ADSs or shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such non-U.S. currency will be ordinary income or loss, and will generally be U.S. source income or loss.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a “passive foreign investment company,” or PFIC, for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and certain gains from transactions. Cash is a passive asset for these purposes. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were a PFIC for U.S. federal income tax purposes for our 2019 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which you held ADSs or shares, certain adverse tax consequences could apply to you. Additionally, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which you held ADSs or shares, gain recognized by you on a sale or other disposition (including certain pledges) of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by you on your ADSs or shares exceeds 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the ADSs or shares. You should consult your tax advisor to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

As of December 31, 2019, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$439.2 million and JPY22,922.8 million (US$210.9 million), respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$384.2 million and RMB2,004.5 million (US$287.9 million), respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$948.5 million as of December 31, 2019, which represents 89.1% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,225.6 million and JPY22,280.6 million (US$205.0 million), respectively, relating to our overseas vendors.

As of December 31, 2018, we had U.S. dollar- and Japanese yen-denominated savings and checking accounts of US$219.5 million and JPY12,640.0 million, respectively. We also had certificates of deposit denominated in U.S. dollars and Renminbi in the amount of US$620.2 million and RMB2,556.2 million, respectively. Since export sales are primarily conducted in U.S. dollars, we had U.S. dollar-denominated accounts receivable of US$1,455.8 million as of December 31, 2018, which represents 94.6% of the total accounts receivable balance at that date. In addition, we had U.S. dollar- and Japanese yen-denominated accounts payable of US$1,373.6 million and JPY25,471.1 million, respectively, relating to our overseas vendors.

Our primary market risk exposures relate to interest rate movements on long-term borrowings and exchange rate movements on foreign currency-denominated cash and cash equivalents, accounts receivable, borrowings and accounts payable. The fair value of forward exchange contracts has been determined by our internal evaluation model, and the fair value of interest rate swaps has been determined by obtaining from our bankers the estimated amount that would be received/(paid) to terminate the contracts.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We incur debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs.

The tables set forth below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations and certain assets that are held by us as of December 31, 2018 and 2019, respectively. For debt obligations, the tables set forth principal cash flows and related weighted average interest rates by expected maturity date.

	Expected Maturity Date							Fair Value at December 31,
	2020	2021	2022	2023	2024	Thereafter	Total	2019
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	384,150	-	-	-	-	-	384,150	384,150
Average interest rate	2.228%	-	-	-	-	-	2.228%	-
Fixed rate (NT$)	13,904,500	-	-	-	-	-	13,904,500	13,904,500
Average interest rate	0.598%	-	-	-	-	-	0.598%	-
Fixed rate (CNY)	2,004,480	-	-	-	-	-	2,004,480	2,004,480
Average interest rate	1.850%	-	-	-	-	-	1.850%	-
Long-term Loans:
Variable rate (NT$)	9,535,198	19,998,573	31,528,650	30,639,220	19,264,013	1,257,414	112,223,068	112,223,068
Average interest rate	3.389%	3.100%	2.907%	2.044%	1.863%	1.769%	2.345%	-

	Expected Maturity Date							Fair Value at December 31,
	2019	2020	2021	2022	2023	Thereafter	Total	2018
	(in thousands)
Assets
Certificates of Deposit:
Fixed rate (US$)	620,218	-	-	-	-	-	620,218	620,218
Average interest rate	2.956%	-	-	-	-	-	2.956%	-
Fixed rate (NT$)	8,244,750	-	-	-	-	-	8,244,750	8,244,750
Average interest rate	0.517%	-	-	-	-	-	0.517%	-
Fixed rate (CNY)	2,556,150	-	-	-	-	-	2,556,150	2,556,150
Average interest rate	1.856%	-	-	-	-	-	1.856%	-
Fixed rate (CZK)	110,000	-	-	-	-	-	110,000	110,000
Average interest rate	0.650%	-	-	-	-	-	0.650%	-
Long-term Loans:
Variable rate (NT$)	29,595,931	21,073,695	22,172,748	7,643,961	6,014,098	281,655	86,782,088	86,782,088
Average interest rate	3.096%	3.429%	3.791%	3.497%	5.076%	1.876%	2.429%	-

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

The tables below set forth our outstanding foreign currency forward contracts as of December 31, 2018 and 2019:

December 31, 2019
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR23,000
Average contractual exchange rate	JPY121.23 per EUR
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$47,292
Average contractual exchange rate	JPY108.91 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$61,500
Average contractual exchange rate	CNY7.04 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$703
Average contractual exchange rate	MYR4.13 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$176,600
Average contractual exchange rate	NT$30.12 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$39,276
Average contractual exchange rate	SGD1.36 per US$
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY1,935,305
Average contractual exchange rate	US$0.14 per CNY
Contracts to sell HKD/Buy US$
Aggregate contract amount	HKD60,177
Average contractual exchange rate	US$0.13 per HKD
Fair value of all forward contracts(1)	NT$23,956

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

December 31, 2018
(in thousands)
Contracts to sell EUR/Buy JPY
Aggregate contract amount	EUR12,000
Average contractual exchange rate	JPY128.02 per EUR
Contracts to sell EUR/Buy CZK
Aggregate contract amount	EUR3,240
Average contractual exchange rate	CZK25.95 per EUR
Contracts to sell US$/Buy JPY
Aggregate contract amount	US$147,470
Average contractual exchange rate	JPY111.84 per US$
Contracts to sell US$/Buy CNY
Aggregate contract amount	US$87,000
Average contractual exchange rate	CNY6.87 per US$
Contracts to sell US$/Buy MYR
Aggregate contract amount	US$879
Average contractual exchange rate	MYR4.18 per US$
Contracts to sell US$/Buy NT$
Aggregate contract amount	US$223,000
Average contractual exchange rate	NT$30.76 per US$
Contracts to sell US$/Buy SGD
Aggregate contract amount	US$5,793
Average contractual exchange rate	SGD1.37 per US$
Contracts to sell NT$/Buy JPY
Aggregate contract amount	NT$2,054,260
Average contractual exchange rate	JPY3.60 per NT$
Contracts to sell CNY/Buy JPY
Aggregate contract amount	CNY60,800
Average contractual exchange rate	JPY16.14 per CNY
Contracts to sell EUR/Buy US$
Aggregate contract amount	EUR28,500
Average contractual exchange rate	US$1.14 per EUR
Contracts to sell CNY/Buy US$
Aggregate contract amount	CNY853,328
Average contractual exchange rate	US$0.15 per CNY
Fair value of all forward contracts(1)	NT$47,959

(1)	Fair value represents the amount of the receivable from or payable to the counterparties if the contracts were terminated on the reporting date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Payment received by us

In 2019, we received the following payments from Citibank, N.A., the Depositary Bank for our ADR program:

Reimbursement of Proxy Process Expenses	US$45,635.12
Reimbursement of ADR holders identification expenses	US$24,849.29
Reimbursement to Issuer	US$323,383.48
Tax Payment to the IRS	US$168,693.39
Total	US$562,561.28

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report, have concluded, based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 and 15d-15, that our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2019.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2019, which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of AU Optronics Corp. and subsidiaries (“the Company”) as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of AU Optronics Corp. and subsidiaries as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, “the consolidated financial statements”), and our report dated March 20, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

March 20, 2020

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A.       Audit Committee Financial Expert

Our board of directors has determined that Chin-Bing (Philip) Peng and Yen-Hsueh Su are audit committee financial experts and are independent as defined under NYSE Section 303A.02. Mr. Peng served as Chief Financial Officer of ACER Incorporated and Ms. Su was the Managing Director and Head of Asia Technology Hardware Research of UBS and Chief Investment Officers of ASUSTEK Computer Inc. and Pegatron Corporation. Both of them have acquired financial expertise through their role where their responsibilities include supervising financial officers and accounting officers, analyzing or evaluating financial statements or overseeing or assessing the performance of companies.

16.B.       Code of Ethics

We have adopted a code of ethical conduct, which applies to directors and senior management. Our code of ethics covers the specific ethical operating method and the schemes to prevent unethical conduct, such as operation procedures, conduct guide, educational training, etc. Besides, our code of ethics contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider trading laws, money laundering prevention, personal information protection) and encouraging the reporting of any illegal or unethical behavior, as well as compliance standards and procedures that will facilitate the operation of the code and ensure the prompt and consistent action against violations of the code. We will address violations of the code of ethical conduct. A copy of our Codes of Ethical Conduct for Directors and Senior Management is available on our website at https://www.auo.com/upload/media/auo/Policy_and_Document/Guidelines_for_the_Adoption_of_Codes_of_Ethical_Conduct_for_Directors_and_Senior_Management_en.pdf.

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

Auditor Fees

The following are fees for professional services to KPMG for the years ended December 31, 2018 and 2019.

	Year Ended December 31,
Services	2018	2019
	NT$	NT$
	(in thousands)
Audit-Related Fees(1)	42,176	41,505
Tax Fees(2)	6,874	4,560
Other Fees(3)	1,379	936
Total	50,429	47,001

(1)	Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, and service related to the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the Customs Bureau of the ROC and Financial Supervisory Commission of the ROC. This category also includes assistance with and review of documents filed with the SEC.

(2)	Tax Fees. This category includes fees incurred from professional services related to tax compliance.

(3)	Other Fees. This category includes fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

16.D.       Exemptions From the Listing Standards for Audit Committees

Not applicable.

16.E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Program

On September 9, 2019, the board of directors adopted on a share repurchase program to repurchase up to 125 million of our shares through open market transactions at a price range between NT$5.71 and NT$11.84 during the period from September 10, 2019 to November 9, 2019. On November 4, 2019, we completed the share repurchase program, under which we repurchased 125 million shares for approximately NT$1,013.4 million (US$33.9 million).

16.F.       Change in Registrant’s Certifying Accountant

Not applicable.

16.G.       Corporate Governance

Our corporate governance practices are governed by applicable ROC law, specifically, the ROC Company Act and the ROC Securities and Exchange Act, and our Articles of Incorporation. From May 2002 to September 2019, our common shares were traded in the form of ADS on the NYSE and during this period we complied with the corporate governance requirements applicable to NYSE-listed foreign private issuers. We continue to provide a summary of the significant differences between corporate governance practices under applicable ROC law and NYSE listing standards. Please refer to our website https://www.auo.com/en-global/Stock_Services/index/Material_Information_and_Announcement for further details.

16.H.       Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are included herein as follows:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Consolidated Statements of Financial Position of AU Optronics Corp. and subsidiaries as of December 31, 2018 and 2019.

(c)	Consolidated Statements of Comprehensive Income of AU Optronics Corp. and subsidiaries for the years ended December 31, 2017, 2018 and 2019.

(d)	Consolidated Statements of Changes in Equity of AU Optronics Corp. and subsidiaries for the years ended December 31, 2017, 2018 and 2019.

(e)	Consolidated Statements of Cash Flows of AU Optronics Corp. and subsidiaries for the years ended December 31, 2017, 2018 and 2019.

(f)	Notes to Consolidated Financial Statements of AU Optronics Corp. and subsidiaries.

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation (English translation).

2.1	Deposit Agreement, dated May 29, 2002, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit 2(A) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

2.2	Amendment No. 1 to the Deposit Agreement, dated February 15, 2006, among AU Optronics Corp., Citibank, N.A. as depositary, and Holders and Beneficial Owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the amended form of American depositary receipt (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F as filed with the SEC on June 29, 2007).

2.4	Description of Securities

4.1	Patent and Technology License Agreement by and between FDTC and AU Optronics Corp., for TFT-LCD technologies, dated March 31, 2003 (incorporated herein by reference to Exhibit 4(g) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.2	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 76-6 Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of our previous L1 fab (incorporated herein by reference to Exhibit 4(j) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.3	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, No. 77 Ke-Yuan Small Section, Hsinchu, Taiwan, Republic of China, with respect to part of the site of L1 fab (incorporated herein by reference to Exhibit 4(k) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.4	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 114-4 Gin-Shan Section, Hsin-Chu, Taiwan, Republic of China, the L3B site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(m) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.5	Lease Agreement with Hsinchu Science Park Administration in relation to government-owned land located at Hsinchu Science Park, Nos. 472 etc., Gin-Shan Section, Hsinchu, Taiwan, Republic of China, the site of one of our 3.5-generation fabs (incorporated herein by reference to Exhibit 4(n) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

4.6	Lease Agreement by and between AU Optronics (Suzhou) Corp., Ltd. and Chinese-Singapore Suzhou Industrial Park Development Co., Ltd. for No. 398, Suhong Zhong Road, Suzhou Industrial Park, Suzhou, The People’s Republic of China, the site of two of our module-assembly plants (incorporated herein by reference to Exhibit 4(q) to our annual report on Form 20-F as filed with the SEC on June 30, 2003).

8.1	List of Subsidiaries.

12.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Shuang-Lang (Paul) Peng, Chairman and Chief Executive Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Benjamin Tseng, Chief Financial Officer of AU Optronics Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AU OPTRONICS CORP.

By:	/s/ Shuang-Lang (Paul) Peng
Name:	Shuang-Lang (Paul) Peng
Title:	Chairman and Chief Executive Officer

Date: March 27, 2020

AU OPTRONICS CORP.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

AU Optronics Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of AU Optronics Corp. and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2018 and 2019 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control－Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2020, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As stated in Note 4(a) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, “Leases”.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of property, plant and equipment in downstream display CGU

As discussed in Note 18 to the consolidated financial statements, the balance of property, plant and equipment was $206,735 million as of December 31, 2019. The Company performs impairment test on property, plant and equipment at the reporting date or when there is an indication of possible impairment, by comparing the net carrying value of cash generating unit (“CGU”) with its recoverable amounts. For the Company’s downstream display CGU, the recoverable amount was determined based on present value of the future cash flows expected to be derived from the CGU.

We identified the impairment assessment of property, plant and equipment in downstream display CGU as a critical audit matter because of the high degree of subjective auditor’s judgment in evaluating the forecasted future revenues and discount rate assumptions used to calculate the recoverable amount of the CGU as minor changes to those assumptions could have a significant effect on the Company’s assessment of the carrying value of the CGU. In addition, the evaluation of the discount rate involved specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process, including controls related to the determination of forecasted future revenues and the assumptions used to develop the discount rate. We evaluated the Company’s forecasted future revenues by comparing them to the historical revenues of the CGU and industry revenue forecasts. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast. We performed sensitivity analyses over forecasted future revenues and discount rate to assess their impact on the recoverable amount of the CGU. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate, by comparing it against a range of estimated discount rates developed independently based on market data and inputs.

/s/ KPMG

We have served as the Company’s auditor since 1996.

Hsinchu, Taiwan (Republic of China)

March 20, 2020

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2018 and 2019

(Expressed in thousands of New Taiwan dollars)

	Notes	December 31, 2018	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	7	$69,163,296	80,449,772
Financial assets at fair value through profit or loss－current	8	1,709,531	1,521,406
Accounts receivable, net	11	44,647,981	30,308,675
Accounts receivable from related parties, net	11, 43	2,754,253	1,778,499
Other receivables from related parties	43	12,945	3,956
Current tax assets		69,156	79,886
Inventories	12	26,309,104	23,460,072
Other current financial assets	11, 44	1,459,763	2,302,383
Other current assets	22	2,941,598	3,295,562
Total current assets		149,067,627	143,200,211
Noncurrent assets:
Financial assets at fair value through other comprehensive income－noncurrent	9	6,979,925	7,545,171
Investments in equity-accounted investees	14	6,285,865	5,999,479
Property, plant and equipment	18, 43, 44	221,586,475	206,734,543
Right-of-use assets	19	-	12,207,768
Investment property	20	730,306	1,555,130
Intangible assets	15, 21	2,096,668	1,527,731
Deferred tax assets	37	6,632,668	5,181,617
Other noncurrent assets	22, 44	5,171,646	2,405,346
Total noncurrent assets		249,483,553	243,156,785
Total Assets		$398,551,180	386,356,996

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

December 31, 2018 and 2019

(Expressed in thousands of New Taiwan dollars, except for par value)

	Notes	December 31, 2018	December 31, 2019
Liabilities
Current liabilities:
Short-term borrowings	23	$546,472	1,725,602
Current installments of long-term borrowings	24, 44	29,595,931	9,535,198
Financial liabilities at fair value through profit or loss－current	8	22,115	18,859
Accounts payable		50,459,587	44,307,437
Accounts payable to related parties	43	8,161,186	6,950,828
Equipment and construction payable	43	11,231,333	6,316,902
Other payables to related parties	43	27,998	40,584
Current tax liabilities		3,520,469	1,531,588
Provisions－current	25	1,507,564	708,268
Lease liabilities－current	19	-	682,367
Other current liabilities		24,291,532	18,718,165
Total current liabilities		129,364,187	90,535,798
Noncurrent liabilities:
Long-term borrowings, excluding current installments	24, 44	56,709,387	102,433,194
Provisions－noncurrent	25	1,030,485	1,053,290
Deferred tax liabilities	37	1,632,164	1,050,671
Lease liabilities－noncurrent	19	-	10,408,710
Other noncurrent liabilities	27	2,029,651	1,973,459
Total noncurrent liabilities		61,401,687	116,919,324
Total liabilities		190,765,874	207,455,122
Equity	28
Common stock, $10 par value		96,242,451	96,242,451
Capital surplus		60,620,224	60,543,683
Retained earnings		37,353,842	13,829,640
Other components of equity		(847,770)	(2,005,384)
Treasury shares		-	(1,013,423)
Equity attributable to shareholders of AU Optronics Corp.		193,368,747	167,596,967
Non-controlling interests		14,416,559	11,304,907
Total equity		207,785,306	178,901,874
Total Liabilities and Equity		$398,551,180	386,356,996

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of New Taiwan dollars, except for earnings per share)

	Notes	2017	2018	2019
Net revenue	30, 31, 43	$341,028,267	307,634,389	268,791,694
Cost of sales	12, 19, 26, 27, 29, 32, 33, 43	(279,986,522)	(279,494,885)	(268,335,751)
Gross profit		61,041,745	28,139,504	455,943
Selling and distribution expenses	19, 26, 27, 29, 32, 33, 43	(3,888,969)	(3,946,509)	(3,751,070)
General and administrative expenses	15, 19, 26, 27, 29, 32, 33, 43	(8,158,940)	(7,978,267)	(7,363,234)
Research and development expenses	19, 26, 27, 29, 32, 33, 43	(9,854,712)	(9,546,863)	(9,809,587)
Other income	34, 43	3,829,897	5,412,125	5,320,271
Other gains and losses	13, 15, 17, 18, 35, 43	(976,560)	1,488,052	(1,595,614)
Finance costs	18, 19, 36	(2,867,861)	(2,663,605)	(3,251,370)
Share of profit of equity-accounted investees	14	239,006	311,714	149,907
Profit (loss) before income tax		39,363,606	11,216,151	(19,844,754)
Income tax (benefit) expense	37	(1,125,157)	322,374	1,336,155
Profit (loss) for the year		40,488,763	10,893,777	(21,180,909)
Other comprehensive income (loss)	14, 27, 28, 37
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit obligations		(98,091)	(56,956)	188,110
Unrealized gain (loss) on equity investments at fair value through other comprehensive income		-	(756,287)	519,100
Equity-accounted investees – share of other comprehensive income		243	4,239	3,288
Related tax		155,930	38,908	(37,622)
		58,082	(770,096)	672,876
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		(2,255,410)	(785,772)	(2,505,864)
Net change in fair value of available-for-sale financial assets		1,146,422	-	-
Effective portion of changes in fair value of cash flow hedges		(21,992)	-	-
Equity-accounted investees – share of other comprehensive loss		(62,327)	(19,716)	(38,512)
Related tax		316,372	191,809	459,729
		(876,935)	(613,679)	(2,084,647)
Other comprehensive loss, net of tax		(818,853)	(1,383,775)	(1,411,771)
Total comprehensive income (loss) for the year		$39,669,910	9,510,002	(22,592,680)
Profit (loss) attributable to:
Shareholders of AU Optronics Corp.		$42,609,500	13,071,646	(18,767,191)
Non-controlling interests		(2,120,737)	(2,177,869)	(2,413,718)
Profit (loss) for the year		$40,488,763	10,893,777	(21,180,909)
Total comprehensive income (loss) attributable to:
Shareholders of AU Optronics Corp.		$42,146,146	11,996,308	(19,774,387)
Non-controlling interests		(2,476,236)	(2,486,306)	(2,818,293)
Total comprehensive income (loss) for the year		$39,669,910	9,510,002	(22,592,680)
Earnings (loss) per share	38
Basic earnings (loss) per share		$4.43	1.36	(1.96)
Diluted earnings (loss) per share		$4.27	1.34	(1.96)

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to shareholders of AU Optronics Corp.
			Retained earnings				Other components of equity
	Common stock	Capital surplus	Legal reserve	Special Reserve	Unappropriated earnings (deficit)	Subtotal	Cumulative translation differences	Unrealized gains (losses) on financial assets at fair value through other comprehensive income	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Subtotal	Treasury Shares	Equity attributable to shareholders of AU Optronics Corp.	Non-controlling interests	Total equity
Balance at January 1, 2017	$96,242,451	59,977,743	2,657,792	-	(1,207,174)	1,450,618	531,006	-	224,299	21,992	777,297	-	158,448,109	18,388,204	176,836,313
Appropriation of earnings
Legal reserve	-	-	781,894	-	(781,894)	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	-	(5,389,577)	(5,389,577)	-	-	-	-	-	-	(5,389,577)	-	(5,389,577)
Profit (loss) for the year	-	-	-	-	42,609,500	42,609,500	-	-	-	-	-	-	42,609,500	(2,120,737)	40,488,763
Other comprehensive income, net of tax	-	-	-	-	57,881	57,881	(1,651,975)	-	1,152,732	(21,992)	(521,235)	-	(463,354)	(355,499)	(818,853)
Total comprehensive income for the year	-	-	-	-	42,667,381	42,667,381	(1,651,975)	-	1,152,732	(21,992)	(521,235)	-	42,146,146	(2,476,236)	39,669,910
Adjustments to capital surplus and accumulated deficit for changes in investees’ equity	-	42,566	-	-	(16,090)	(16,090)	-	-	-	-	-	-	26,476	(6,421)	20,055
Differences between consideration and carrying amount arising from disposal of interest in subsidiary	-	518,196	-	-	-	-	-	-	-	-	-	-	518,196	(518,196)	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	1,681,150	1,681,150
Balance at December 31, 2017	96,242,451	60,538,505	3,439,686	-	35,272,646	38,712,332	(1,120,969)	-	1,377,031	-	256,062	-	195,749,350	17,068,501	212,817,851
Adjustments on initial application of new standards	-	-	-	-	73,020	73,020	-	1,303,816	(1,377,031)	-	(73,215)	-	(195)	-	(195)
Adjusted balance at January 1, 2018	96,242,451	60,538,505	3,439,686	-	35,345,666	38,785,352	(1,120,969)	1,303,816	-	-	182,847	-	195,749,155	17,068,501	212,817,656
Appropriation of earnings
Legal reserve	-	-	3,235,942	-	(3,235,942)	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	-	(14,436,368)	(14,436,368)	-	-	-	-	-	-	(14,436,368)	-	(14,436,368)
Profit (loss) for the year	-	-	-	-	13,071,646	13,071,646	-	-	-	-	-	-	13,071,646	(2,177,869)	10,893,777
Other comprehensive income, net of tax	-	-	-	-	(16,862)	(16,862)	(306,716)	(751,760)	-	-	(1,058,476)	-	(1,075,338)	(308,437)	(1,383,775)
Total comprehensive income for the year	-	-	-	-	13,054,784	13,054,784	(306,716)	(751,760)	-	-	(1,058,476)	-	11,996,308	(2,486,306)	9,510,002
Changes in deemed contributions from shareholders	-	33,304	-	-	-	-	-	-	-	-	-	-	33,304	-	33,304
Adjustments for changes in investees’ equity	-	28,891	-	-	158	158	-	-	-	-	-	-	29,049	(20,998)	8,051
Group reorganization	-	19,524	-	-	-	-	(22,225)	-	-	-	(22,225)	-	(2,701)	2,701	-
Disposal of equity investments at fair value through other comprehensive income	-	-	-	-	(50,084)	(50,084)	-	50,084	-	-	50,084	-	-	-	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(147,339)	(147,339)
Balance at December 31, 2018	96,242,451	60,620,224	6,675,628	-	30,678,214	37,353,842	(1,449,910)	602,140	-	-	(847,770)	-	193,368,747	14,416,559	207,785,306
Appropriation of earnings
Legal reserve	-	-	1,016,060	-	(1,016,060)	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	847,770	(847,770)	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed to shareholders	-	-	-	-	(4,812,122)	(4,812,122)	-	-	-	-	-	-	(4,812,122)	-	(4,812,122)
Loss for the year	-	-	-	-	(18,767,191)	(18,767,191)	-	-	-	-	-	-	(18,767,191)	(2,413,718)	(21,180,909)
Other comprehensive income (loss), net of tax	-	-	-	-	150,418	150,418	(1,680,072)	522,458	-	-	(1,157,614)	-	(1,007,196)	(404,575)	(1,411,771)
Total comprehensive income (loss) for the year	-	-	-	-	(18,616,773)	(18,616,773)	(1,680,072)	522,458	-	-	(1,157,614)	-	(19,774,387)	(2,818,293)	(22,592,680)
Changes in deemed contributions from shareholders	-	547	-	-	-	-	-	-	-	-	-	-	547	-	547
Treasury shares acquired	-	-	-	-	-	-	-	-	-	-	-	(1,013,423)	(1,013,423)	-	(1,013,423)
Adjustments for changes in investees’ equity	-	(40,085)	-	-	-	-	-	-	-	-	-	-	(40,085)	-	(40,085)
Adjustments for changes in ownership of subsidiaries	-	(14,721)	-	-	(95,307)	(95,307)	-	-	-	-	-	-	(110,028)	110,028	-
Differences between acquisition price and carrying amount arising from acquisition of subsidiaries	-	(22,282)	-	-	-	-	-	-	-	-	-	-	(22,282)	22,282	-
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(425,669)	(425,669)
Balance at December 31, 2019	$96,242,451	60,543,683	7,691,688	847,770	5,290,182	13,829,640	(3,129,982)	1,124,598	-	-	(2,005,384)	(1,013,423)	167,596,967	11,304,907	178,901,874

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of New Taiwan dollars)

	2017	2018	2019
Cash flows from operating activities:
Profit (loss) before income tax	$39,363,606	11,216,151	(19,844,754)
Adjustments for:
- depreciation	35,801,230	33,686,561	35,693,033
- amortization	628,606	540,969	564,686
- gain on financial instruments at fair value through profit or loss	(795,098)	(406,507)	(41,065)
- interest expense	2,867,861	2,663,605	3,251,370
- interest income	(612,210)	(841,615)	(885,520)
- dividend income	(248,514)	(468,263)	(295,575)
- share of profit of equity-accounted investees	(239,006)	(311,714)	(149,907)
- gains on disposals of property, plant and equipment, net	(330,814)	(1,923,044)	(106,546)
- losses (gains) on disposals of investments and financial assets, net	(42,788)	-	13,154
- write-downs of inventories	3,756,726	5,171,752	5,185,504
- impairment losses on assets	1,046,668	399,363	2,298,646
- unrealized foreign currency exchange losses (gains)	776,962	545,856	(430,183)
- others	(126,760)	(132,537)	26,468
Changes in operating assets and liabilities:
- accounts receivable	4,643,577	(3,702,504)	13,685,703
- receivables from related parties	659,522	(826,893)	984,744
- inventories	(1,149,146)	(6,825,812)	(2,391,389)
- other current assets	1,572,360	3,260,786	(926,326)
- accounts payable	(2,489,088)	2,776,504	(5,014,990)
- payables to related parties	(1,164,514)	503,293	(1,197,773)
- net defined benefit liability	(103,668)	(82,176)	(89,422)
- provisions	(911,810)	636,100	(759,948)
- other current liabilities	3,974,959	(3,679,040)	(4,906,788)
Cash generated from operations	86,878,661	42,200,835	24,663,122
Cash received from interest income	628,223	815,890	919,840
Cash received from dividends	421,550	670,234	568,871
Cash paid for interest	(2,551,944)	(2,481,821)	(3,417,833)
Cash paid for income taxes	(1,013,159)	(1,004,444)	(2,003,361)
Net cash provided by operating activities	84,363,331	40,200,694	20,730,639
Cash flows from investing activities:
Acquisitions of financial assets at fair value through profit or loss	-	(2,509,528)	(3,668,175)
Disposals of financial assets at fair value through profit or loss	-	924,567	3,970,809
Acquisitions of financial assets at fair value through other comprehensive income	-	(3,452,722)	(47,182)
Disposals of financial assets at fair value through other comprehensive income	-	59,021	-
Acquisitions of available-for-sale financial assets	(201,434)	-	-
Proceeds from return of capital by available-for-sale financial assets	32,000	-	-
Acquisitions of equity-accounted investees	(397,000)	(684,756)	-
Proceeds from disposals of equity-accounted investees	56	-	904,050
Proceeds from return of capital by equity-accounted investees	-	99,200	-
Net cash outflow arising from acquisition of subsidiaries	-	(448,488)	-
Net cash inflow resulting from disposals of subsidiaries	276,393	51,387	-
Acquisitions of property, plant and equipment	(43,881,660)	(34,770,263)	(29,546,642)
Disposals of property, plant and equipment	1,149,649	6,408,057	170,880
Decrease (Increase) in refundable deposits	(404,233)	(169,666)	49,670
Increase in intangible assets	(196,781)	-	(1,711)
Decrease (Increase) in other financial assets	(44,469)	(4,635)	55,945
Net cash used in investing activities	(43,667,479)	(34,497,826)	(28,112,356)
Cash flows from financing activities:
Proceeds from short-term borrowings	10,548,495	2,526,082	2,576,584
Repayments of short-term borrowings	(7,644,568)	(5,343,976)	(1,388,334)
Proceeds from long-term borrowings	34,872,615	4,271,566	79,880,000
Repayments of long-term borrowings	(47,443,813)	(28,736,527)	(53,378,766)
Payments of lease liabilities	-	-	(694,922)
Guarantee deposits refunded	(34,654)	(13,402)	(1,828)
Cash dividends	(5,389,577)	(14,436,368)	(4,812,122)
Repurchase of treasury shares	-	-	(1,013,423)
Net change of non-controlling interests and others	1,681,150	(114,035)	(425,122)
Net cash provided by (used in) financing activities	(13,410,352)	(41,846,660)	20,742,067
Effect of exchange rate change on cash and cash equivalents	(2,456,132)	286,472	(2,073,874)
Net increase (decrease) in cash and cash equivalents	24,829,368	(35,857,320)	11,286,476
Cash and cash equivalents at January 1	80,191,248	105,020,616	69,163,296
Cash and cash equivalents at December 31	$105,020,616	69,163,296	80,449,772

(See accompanying notes to the consolidated financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019

(Expressed in thousands of New Taiwan dollars, unless otherwise indicated)

1.	Organization

AU Optronics Corp. (“AUO”) was founded on August 12, 1996 and is located in Hsinchu Science Park, the Republic of China (“ROC”). AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications. AUO also engages in the production and sale of solar modules and systems. AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000, and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange (“NYSE”) since May 2002. On and from October 1, 2019, AUO's ADSs has delisted from the NYSE and begun trading on the over-the-counter (“OTC”) market.

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

2.	The Authorization of Financial Statements

These consolidated financial statements were authorized for issue by the audit committee of the Board of Directors of AUO on March 20, 2020.

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

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IFRS 3, Definition of a Business	January 1, 2020
Amendments to IFRS 9, IAS39 and IFRS7, Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

New, Revised or Amended Standards and Interpretations	Effective Date (Note)
Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Subject to IASB’s announcement
IFRS 17, Insurance Contracts	January 1, 2021
Amendments to IAS 1, Classification of Liabilities as Current or Non-Current	January 1, 2022

Note: The aforementioned new, revised and amended standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

(b)	As of the date that the accompanying consolidated financial statements were issued, the Company continues in assessing the potential impact of abovementioned standards or interpretations on its financial position and results of operations.

4.	Changes in Significant Accounting Policies

The Company has initially applied IFRS 16 from January 1, 2019. The impact to the Company’s consolidated financial statements is set forth below. A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Company’s consolidated financial statements.

Due to the transition methods chosen by the Company in applying these standards, comparative information throughout these consolidated financial statements has not been restated to reflect the requirements of the new standards.

(a)	IFRS 16, Leases

IFRS 16 sets out the accounting standards for leases, which replaces IAS 17, Leases and the related interpretations.

Upon the initial application of IFRS 16, if the Company is a lessee, it is required to recognize a right-of-use asset and a lease liability on the statement of financial position for all leases with exception for leases of low-value assets and short-term leases which the Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17. Additionally, a depreciation expense charged on the right-of-use asset and an interest expense accrued on the lease liability, for which interest is computed by using effective interest method, are recognized separately on the statement of comprehensive income. On the statement of cash flows, cash payments for the principal amount of the lease liability is classified within financing activities; cash payments for interest portion is classified within operating activities. See Note 5(n) for an explanation of the Company’s accounting policies on leases.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When IFRS 16 became effective, as a lessee, the Company applied this Standard using the modified retrospective approach with the cumulative effect of the initial application of this Standard recognized at the date of initial application. Comparative financial information, therefore, has not been restated. The Company is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor, except for a sublease. The Company has accounted for those leases in accordance with IFRS 16 starting from the date of initial application. On January 1, 2019, based on the assessment of the remaining contractual terms and conditions agreed in head leases and subleases, all of the Company’s subleases were classified as operating leases.

As at January 1, 2019, lease liabilities recognized for leases previously classified as an operating lease under IAS 17, except for leases of low-value asset and short-term leases, were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application. Right-of-use assets were measured at an amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease. The Company also tested right-of-use assets for impairment applying IAS 36.

In addition, the Company used the following practical expedients when applying IFRS 16 to leases.

a.	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

b.	Applied the exemption not to recognize right-of-use assets and lease liabilities to leases for which the lease term ends within 12 months of the date of initial application.

c.	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

d.	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application were determined at the carrying amount of the lease asset and lease payable under IAS 17 as at December 31, 2018.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The weighted average lessee’s incremental borrowing rate applied to lease liabilities recognized by the Company at January 1, 2019 is 1.87%. The reconciliation between the lease liabilities recognized and the future minimum lease payments of non-cancellable operating leases on December 31, 2018 is presented as follows:

Amounts
(in thousands)
The future minimum lease payments of non-cancellable operating leases on December 31, 2018	$5,942,211
Recognition exemption for short-term leases	(43,032)
Other leases in scope of IFRS 16	125,328
Undiscounted amount on January 1, 2019	$6,024,507
Discounted amount using the incremental borrowing rate on January 1, 2019	$5,445,818
Finance lease liabilities recognized on December 31, 2018	2,496
Extension of lease that reasonably certain to be exercised	7,241,212
Lease liabilities recognized on January 1, 2019	$12,689,526

The following table summarized the impacts of initially applying IFRS 16 on the Company’s assets, liabilities and equity as at January 1, 2019.

	January 1, 2019
	Carrying amount under IAS 17 and related standards and interpretations	Adjustments from changes in accounting policies	Carrying amount under IFRS 16
	(in thousands)
Other current assets	$2,941,598	(6,638)	2,934,960
Property, plant and equipment	221,586,475	(1,765)	221,584,710
Right-of-use assets	-	14,059,544	14,059,544
Other noncurrent assets	5,171,646	(1,364,111)	3,807,535
Impacts to total assets		$12,687,030

Lease liabilities–current	$-	708,167	708,167
Other current liabilities	24,291,532	(931)	24,290,601
Lease liabilities–noncurrent	-	11,981,359	11,981,359
Other noncurrent liabilities	2,029,651	(1,565)	2,028,086
Impacts to total liabilities		$12,687,030
Impacts to total equity		$-

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

(i)	Financial instruments at fair value through profit or loss (including derivative financial instruments) (note 8);

(ii)	Financial assets at fair value through other comprehensive income (note 9);

(iii)	Available-for-sale financial assets measured at fair value (note 10); and

(iv)	Defined benefit asset (liability) is recognized as the fair value of the plan assets less the present value of the defined benefit obligation (note 27).

(2)	Functional and presentation currency

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. The Company’s consolidated financial statements are presented in New Taiwan Dollar (“NTD”), which is also AUO’s functional currency.

All financial information presented in NTD has been rounded to the nearest thousand, unless otherwise noted.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(2)	List of subsidiaries in the consolidated financial statements

The consolidated entities were as follows:

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2018	December 31, 2019
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00
AUO	Space Money Inc. (SMI)	Sales and leasing of content management system and hardware (Taiwan ROC)	100.00	100.00
AUO	U-Fresh Technology Inc. (UTI)	Planning, design and development of construction for environmental protection and related project management (Taiwan ROC)	100.00	100.00
AUO	ComQi Ltd. (CQIL)	Holding company (Israel)	100.00(1)	100.00
AUO	AU Optronics Europe B.V. (AUNL)	Sales and sales support of TFT-LCD panels (Netherlands)	100.00(2)	100.00
AUO, Konly and Ronly	Darwin Precisions Corporation (DPTW)	Manufacturing, design and sales of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	41.05(3)	41.05(3)
AUO and Konly	AUO Crystal Corp. (ACTW)	Manufacturing and sales of ingots and solar wafers (Taiwan ROC)	96.02(4)	100.00(4)
ACTW	Sanda Materials Corporation (SDMC)	Holding company (Taiwan ROC)	100.00(5)	100.00
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sales of solar wafers (Malaysia)	100.00	100.00
SDMC	M.Setek Co., Ltd. (M.Setek)	Manufacturing and sales of ingots (Japan)	99.9991	99.9991
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support of TFT-LCD panels (United States)	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales support of TFT-LCD panels (Japan)	100.00	100.00

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2018	December 31, 2019
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support of TFT-LCD panels (South Korea)	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support of TFT-LCD panels (Singapore)	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ) (6)	Assembly of solar modules (Czech Republic)	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales support of TFT-LCD panels (PRC)	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Manufacturing, assembly and sales of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Manufacturing, assembly and sales of TFT-LCD modules (PRC)	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Manufacturing and assembly of TFT-LCD modules; leasing (PRC)	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Repairing of TFT-LCD modules (Slovakia Republic)	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing TFT-LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing and sales of TFT-LCD panels (PRC)	51.00	51.00
AULB	a.u. Vista Inc. (AUVI)	Research and development and IP related business (United States)	100.00	100.00
AULB and DPTW	BriView (L) Corp. (BVLB)	Holding company (Malaysia)	100.00	100.00
AUSG	AUO Energy (Tianjin) Corp. (AETJ)(6)	Manufacturing and sales of solar modules (PRC)	100.00	-
AUSG	AUO Green Energy America Corp. (AEUS)	Sales support of solar-related products (United States)	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Sales support of solar-related products (Netherlands)	100.00	100.00
AUXM	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sales of liquid crystal products and related parts (PRC)	100.00	100.00
AUSH	AUO Care Information Tech. (Suzhou) Co., Ltd. (A-Care)	Design, development and sales of software and hardware for health care industry (PRC)	100.00	100.00

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2018	December 31, 2019
AUSH	U-Fresh Technology (Suzhou) Co., Ltd. (UFSZ)	Planning, design and development of construction project for environmental protection and related project management (PRC)	100.00(7)	100.00
AUSH	Edgetech Data Technologies (Suzhou) Corp., Ltd. (EDT)	Design and sales of software and hardware integration system and equipment relating to intelligent manufacturing (PRC)	100.00(7)	100.00
AUSH	Mega Insight Smart Manufacturing (Suzhou) Corp., Ltd. (MIS)	Development and licensing of software relating to intelligent manufacturing, and related consulting services (PRC)	100.00(7)	100.00
UFSZ	U-Fresh Environmental Technology (Shandong) Co., Ltd. (UFSD)	Planning, design and development of construction project for environmental protection and related project management (PRC)	-	100.00(7)
CQIL	ComQi Holdings Ltd. (CQHLD)	Holding company (United Kingdom)	100.00(1)	100.00
CQHLD	ComQi UK Ltd. (CQUK)	Sales support of content management system (United Kingdom)	100.00(1)	100.00
CQHLD	ComQi Inc. (CQUS)	Sales of content management system and hardware (United States)	100.00(1)	100.00
CQHLD	ComQi Canada Inc. (CQCA)	Research and development of content management system (Canada)	100.00(1)	100.00
CQUS	JohnRyan Limited (JRUK)	Development and sales of content management system and sales of related hardware (United Kingdom)	-	100.00(7)
CQUS	JohnRyan Inc. (JRUS)	Development and sales of content management system and sales of related hardware (United States)	-	100.00(7)
DPTW	Darwin Precisions (L) Corp. (DPLB)	Holding company (Malaysia)	100.00	100.00
DPTW	Forhouse International Holding Ltd. (FHVI)	Holding company (BVI)	100.00	100.00
DPTW	Force International Holding Ltd. (FRVI) (6)	Holding company (BVI)	100.00	-
DPTW and FRVI	Forefront Corporation (FFMI)	Holding company (Mauritius)	100.00	100.00(6)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Name of Investor	Name of Subsidiary	Main Activities and Location	Percentage of Ownership (%)
			December 31, 2018	December 31, 2019
FHVI	Fortech International Corp. (FTMI)	Holding company (Mauritius)	100.00	100.00
FHVI	Forward Optronics International Corp. (FWSA)	Holding company (Samoa)	100.00	100.00
FHVI	Prime Forward International Ltd. (PMSA)	Holding company (Samoa)	100.00	100.00
FFMI	Forhouse Electronics (Suzhou) Co., Ltd. (FHWJ)	Manufacturing of motorized treadmills (PRC)	100.00	100.00
FTMI	Fortech Electronics (Suzhou) Co., Ltd. (FTWJ)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
FWSA and FTMI	Suzhou Forplax Optronics Co., Ltd. (FPWJ)	Manufacturing and sales of precision plastic parts (PRC)	100.00	100.00
PMSA	Fortech Electronics (Kunshan) Co., Ltd. (FTKS)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00
DPLB	Darwin Precisions (Slovakia) s.r.o. (DPSK)	Manufacturing and sales of automotive parts (Slovakia Republic)	100.00	100.00
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp. (DPXM)	Manufacturing and sales of backlight modules and related parts (PRC)	100.00	100.00
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sales of liquid crystal products and related parts (PRC)	100.00	100.00

Note 1:  In March 2018, the Company acquired 100% of the shareholdings of CQIL and its subsidiaries (hereinafter referred to as “ComQi”) and therefore, obtained control over ComQi. Refer to note 15 for further details.

Note 2:   As part of a business restructuring, AULB disposed all of its shareholdings in AUNL to AUO in December 2018. This was treated as an equity transaction as there was no change in control of AUNL by the Company.

Note 3:  Although the Company did not own more than 50% of the DPTW’s ownership interests, it was considered to have de facto control over the main operating policies of DPTW. As a result, DPTW was accounted for as a subsidiary of the Company.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4:  As part of a business restructuring, Konly and Ronly successively disposed its shareholdings in ACTW to AUO in December 2018 and February 2019. This was treated as an equity transaction as there was no change in control of ACTW by the Company.

Note 5: As part of a business restructuring, AUO, Konly and Ronly disposed all of their shareholdings in SDMC to ACTW during the second quarter of 2018. This was treated as an equity transaction as there was no change in control of SDMC by the Company.

Note 6: As of December 31, 2019, AETJ and FRVI were liquidated and AUCZ is still in the process of liquidation. After the liquidation of FRVI, its ownership of FFMI was transferred to DPTW.

Note 7: UFSZ was incorporated in February 2018. EDT and MIS were incorporated in August 2018. UFSD was incorporated in May 2019. JRUK and JRUS were incorporated in October 2019.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Such financial assets are initially recognized at fair value, plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein are recognized in other comprehensive income and accumulated in equity－unrealized gains (losses) on financial assets at fair value through other comprehensive income, except for dividends deriving from equity investments which are recognized in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. When an investment is derecognized, the cumulative gain or loss in equity will not be reclassified to profit or loss, instead, is reclassified to retained earnings.

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

The Company recognizes loss allowances for expected credit losses on financial assets at amortized cost, including cash and cash equivalents, receivables, refundable deposits and other financial assets, etc., and contract assets. Loss allowances for financial assets are deducted from the gross carrying amount of the assets. The recognition or reversal of the loss allowance is recognized in profit or loss.

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

The cost of inventories includes all necessary expenditures and charges for bringing the inventory to a stable, useable and marketable condition and location. The production overhead is allocated to finished goods and work in progress based on the normal capacity of the production facilities. Subsequently, inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted-average method. Net realizable value is calculated based on the estimated selling price less all estimated costs of completion and the estimated costs necessary to make the sale.

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

(j)	Investments in associates and joint ventures

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investments in associates or joint ventures are accounted for using the equity method and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of associates or joint ventures. When an associate or a joint venture incurs changes in its equity not derived from profit or loss and other comprehensive income, the Company recognizes all the equity changes in proportion to its ownership interest in the associate or joint venture as capital surplus provided that the ownership interest in the associate or joint venture remains unchanged.

The difference between acquisition cost and fair value of associates’ or joint ventures’ identifiable assets and liabilities as of the acquisition date is accounted for as goodwill. Goodwill is included in the original investment cost of acquired associates or joint ventures and is not amortized. If the fair value of identified assets and liabilities is in excess of acquisition cost, the remaining excess over acquisition cost is recognized as a gain in profit or loss.

The Company discontinues the use of the equity method from the date when its investment ceases to be an associate or a joint venture, and then measures the retained interests at fair value at that date. The difference between the carrying amount of the investment at the date the equity method was discontinued and the fair value of the retained interests along with any proceeds from disposing of a part interest in the associate or joint venture is recognized in profit or loss. Moreover, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that investment on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

When the Company subscribes for additional shares in an associate or a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the capital surplus arising from investment accounted for under the equity method in associates or joint ventures is insufficient to offset with the said corresponding amount, the differences will be charged or credited to retained earnings.

If the Company’s ownership interest in an associate or a joint venture is reduced due to disposal of or disproportionate subscription to the shares, but the Company continues to apply the equity method, the Company shall reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At the end of each reporting period, if there is any indication of impairment, the entire carrying amount of the investment including goodwill is tested for impairment as a single asset, by comparing its recoverable amount with its carrying amount. An impairment loss recognized forms part of the carrying amount of the investment in associates or joint ventures. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Profits and losses resulting from the transactions between the Company and associates or joint ventures are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Company.

When the Company’s share of losses exceeds its interest in an associate or a joint venture, the carrying amount of that interest, including any long-term investments that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation, or has made payments on behalf of the investee.

(k)	Investment property

Investment property is the property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost on initial recognition. Subsequent to initial recognition, investment properties are measured using the cost model. Depreciation is charged and recognized in profit or loss based on the depreciable amount. Depreciation methods, useful lives and residual values are in accordance with the policy of property, plant and equipment. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

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

(3)	Depreciation

Depreciation is determined by depreciable amount allocated over the estimated useful lives of the respective assets, considering significant components of an individual asset on a straight-line basis. If a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. Depreciation is recognized in profit or loss.

Leased assets are depreciated over their useful lives if it is reasonably certain that the Company will obtain ownership by the end of the lease term. Otherwise, leased assets are depreciated over the shorter of the lease term and their useful lives.

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Long-term prepaid rent (policy applicable before January 1, 2019)

Long-term prepaid rent is for the right to use of land (classified as other noncurrent assets), which is amortized over the shorter of economic useful life or the covenant period on a straight-line basis.

(n)       Leases

(1)	Leases (policy applicable from January 1, 2019)

(i)	Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

a. the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset; and

b. the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

c.	the Company has the right to direct the use of the identified asset throughout the period of use.

(ii)	As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied. Except for leases described above, a right-of-use asset and a lease liability shall be recognized for all other leases at the lease commencement date.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments (including fixed payments and variable lease payments that depend on an index or a rate), discounted using the lessee’s incremental borrowing rate. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured (i) if there is a change in the lease term; (ii) if there is a change in future lease payments arising from a change in an index or a rate; (iii) if there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in the circumstances aforementioned, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss.

Moreover, the lease liability is remeasured when lease modifications occur that decrease the scope of the lease. The Company accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease, and recognizes in profit or loss any gain or loss relating to the partial or full termination of the lease.

(iii)	As a lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the asset leased to others and recognized as an expense on a straight-line basis over the lease term.

(2)	Leases (policy applicable before January 1, 2019)

(i)	Lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

(ii)	Lessee

Payments made under operating lease (excluding insurance and maintenance expenses) are recognized in profit or loss on a straight-line basis over the term of the lease.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(p)	Impairment – non-financial assets

Other than inventories, deferred tax assets and noncurrent assets held for sale, the carrying amounts of the Company’s investment property measured at cost and other long-term non-financial assets (property, plant and equipment, right-of-use assets and other intangible assets with finite useful lives), are reviewed at the reporting date to determine whether there is any indication of impairment. When there is an indication of impairment exists for the aforementioned assets, the recoverable amount of the asset is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of CGU to which the asset has been allocated to.

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

(q)	Provisions

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

Provisions recognized are the best estimates of the expenditure for settling the present obligation at each reporting date.

(r)	Treasury shares

Where the Company repurchases its common stock that has been issued, the consideration paid, including all directly attributable costs is recorded as treasury share and deducted from equity. When treasury share is reissued, the excess of sales proceeds over cost is accounted for as capital surplus – treasury shares. If the sales proceeds are less than cost, the deficiency is accounted for as a reduction of capital surplus arising from similar types of treasury shares. If such capital surplus is insufficient to cover the deficiency, the remainder is recorded as a reduction of retained earnings. The carrying amount of treasury share is calculated using the weighted-average cost of different types of repurchase.

If treasury share is retired, the weighted-average cost of the retired treasury share is written off against the par value and the capital surplus premium, if any, of the stock retired on a pro rata basis. If the weighted-average cost written off exceeds the sum of the par value and the capital surplus premium, the difference is accounted for as a reduction of capital surplus – treasury shares, or a reduction of retained earnings for any deficiency where capital surplus – treasury shares is insufficient to cover the difference. If the weighted-average cost written off is less than the sum of the par value and the capital surplus premium, if any, of the stock retired, the difference is accounted for as an increase in capital surplus – treasury shares.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The Company provides standard warranties for goods sold and has obligation to refund payments for defective goods, in which the Company has recognized provisions for warranties to fulfill the obligation. Refer to note 25 for further details.

(2)	Construction contracts

For construction contracts, revenue is recognized progressively based on the progress towards complete satisfaction of contract activities, and only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The Company provides standard warranties for construction contracts and has recognized provisions for warranties to fulfill the obligation. Refer to note 25 for further details.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Deferred tax assets are reviewed at annual reporting date, by considering global economic environment, industry environment, statutory tax deduction years and projected future taxable income, and reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets which originally not recognized is also reviewed at annual reporting date and recognized to the extent that it is probable that future taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.	Cash and Cash Equivalents

	December 31,
	2018	2019
	(in thousands)
Cash on hand, demand deposits and checking accounts	$30,134,051	46,290,722
Time deposits	38,939,198	34,124,011
Government bonds with reverse repurchase agreements	90,047	35,039
	$69,163,296	80,449,772

Refer to note 41 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial instruments of the Company.

As at December 31, 2018 and 2019, no cash and cash equivalents were pledged with banks as collaterals.

8.	Financial Assets and Liabilities at Fair Value through Profit or Loss (“FVTPL”)

	December 31,
	2018	2019
	(in thousands)
Financial assets mandatorily measured at FVTPL:
Foreign currency forward contracts	$70,074	42,815
Structured deposits	1,639,457	1,478,591
	$1,709,531	1,521,406

Financial liabilities held for trading:
Foreign currency forward contracts	$22,115	18,859

The Company entered into derivative contracts to manage the exposure to currency risk arising from operating activities. Refer to note 41 for the disclosure of the Company’s credit and currency risks related to financial instruments. As of December 31, 2018 and 2019, the Company’s outstanding foreign currency forward contracts were as follows:

December 31, 2018
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2019	USD223,000 / NTD6,858,785
Sell USD / Buy JPY	Jan. 2019 – Apr. 2019	USD147,470 / JPY16,493,633
Sell NTD / Buy JPY	Jan. 2019 – Mar. 2019	NTD2,054,260 / JPY7,400,000
Sell USD / Buy CNY	Jan. 2019 – Jun. 2019	USD87,000 / CNY597,420

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018
Contract item	Maturity date	Contract amount
(in thousands)
Sell EUR / Buy JPY	Jan. 2019	EUR12,000 / JPY1,536,180
Sell EUR / Buy USD	Jan. 2019	EUR28,500 / USD32,441
Sell EUR / Buy CZK	Jan. 2019 – Mar. 2019	EUR3,240 / CZK84,081
Sell USD / Buy MYR	Jan. 2019 – Mar. 2019	USD879 / MYR3,670
Sell CNY / Buy JPY	Jan. 2019 – Feb. 2019	CNY60,800 / JPY981,383
Sell USD / Buy SGD	Jan. 2019	USD5,793 / SGD7,940
Sell CNY / Buy USD	Jan. 2019 – Feb. 2019	CNY853,328 / USD124,000

December 31, 2019
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2020	USD176,600 / NTD5,319,611
Sell USD / Buy JPY	Jan. 2020 – Apr. 2020	USD47,292 / JPY5,150,510
Sell USD / Buy CNY	Jan. 2020 – Jun. 2020	USD61,500 / CNY432,823
Sell USD / Buy SGD	Jan. 2020 – Feb. 2020	USD39,276 / SGD53,372
Sell USD / Buy MYR	Jan. 2020 – Mar. 2020	USD703 / MYR2,905
Sell CNY / Buy USD	Feb. 2020 – Mar. 2020	CNY1,935,305 / USD276,672
Sell EUR / Buy JPY	Jan. 2020 – Feb. 2020	EUR23,000 / JPY2,788,285
Sell HKD / Buy USD	Jan. 2020	HKD60,177 / USD7,721

9.	Financial Assets at Fair Value through Other Comprehensive Income (“FVTOCI”)

	December 31,
	2018	2019
	(in thousands)
Investments in equity instruments at FVTOCI:
Equity securities – listed stocks	$6,803,900	7,356,501
Equity securities – non-listed stocks	176,025	188,670
	$6,979,925	7,545,171

The purpose that the Company invests in the abovementioned equity securities is for long-term strategies, but rather for trading purpose. Therefore, those equity securities are designated as financial assets at FVTOCI.

If the value of these equity securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease by $697,993 thousand and $754,517 thousand for the years ended December 31, 2018 and 2019, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.	Available-for-sale Financial Assets－noncurrent

The Company determined part of its available-for-sale financial assets was impaired, and there is a remote chance of future recovery. As a result, the Company recognized an impairment loss of $30,000 thousand for the year ended December 31, 2017.

Some of the available-for-sale securities held by the Company were publicly traded equity shares. If the share price of these securities appreciates or depreciates by 10% at the reporting date, other comprehensive income would increase or decrease by $417,032 thousand for the year ended 2017.

After the application of IFRS 9 from January 1, 2018, the equity investments classified as available-for-sale financial assets were designated as financial assets at FVTOCI. See note 9 for related disclosure.

11.	Accounts Receivable, net (Including Related and Unrelated Parties)

	December 31,
	2018	2019
	(in thousands)
Accounts receivable	$47,453,087	32,104,912
Less: loss allowance	(50,853)	(17,738)
	$47,402,234	32,087,174
Accounts receivable, net	$44,647,981	30,308,675
Accounts receivable from related parties, net	$2,754,253	1,778,499

The Company measures loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. Analysis of expected credit losses which was measured based on the aforementioned method, was as follows:

	December 31, 2018
	Carrying amount of accounts receivable	Weighted-average loss rate	Loss allowance for lifetime expected credit losses
	(in thousands)		(in thousands)
Not past due	$46,529,408	0.00%	89
Past due less than 60 days	862,373	0.05%	439
Past due 61~180 days	11,090	0.98%	109
Past due over 180 days	475	100%	475
	$47,403,346		1,112

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31, 2019
	Carrying amount of accounts receivable	Weighted-average loss rate	Loss allowance for lifetime expected credit losses
	(in thousands)		(in thousands)
Not past due	$31,061,173	0.00%	1
Past due less than 60 days	1,010,918	0.00%	4
Past due 61~180 days	15,233	0.95%	145
	$32,087,324		150

In addition, there was objective evidence indicating that, under reasonable expectation, some of the accounts receivable would not be recovered in total, therefore, the Company recognized a loss allowance of $49,741 thousand and $17,588 thousand as of December 31, 2018 and 2019, respectively.

The movement of the loss allowance for accounts receivable was as follows:

	For the years ended December 31,
	2017(i)
	Individually assessed for impairment	Collectively assessed for impairment	2018	2019
	(in thousands)
Balance at beginning of the year	$41,812	62,805	93,053	50,853
Provisions (reversals) charged to (against) expense	(28,236)	18,396	(24,302)	(14,543)
Write-offs	(6)	-	(17,985)	(18,404)
Effect of changes in foreign currency exchange rates	(805)	(913)	87	(168)
Balance at end of the year	$12,765	80,288	50,853	17,738

(i) The movement of 2017 was under IAS 39. There were no adjustments for the beginning balance of 2018 on the initial application of IFRS 9.

The payment terms granted to customers are generally 25 to 60 days from the end of the month during which the invoice is issued. This term is consistent with practices in our industry, and thus, no financing components involved.

Information about the Company’s exposure to credit risk is included in note 41.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company entered into financing facilities with banks to factor certain of its accounts receivable without recourse. As at December 31, 2018, the Company did not sell its accounts receivables to banks. As at December 31, 2019, the Company’s accounts receivables sold and derecognized were as follows:

December 31, 2019
Underwriting bank	Factoring limit		Amount sold and derecognized		Amount advanced		Principal terms
		(in thousands)		(in thousands)		(in thousands)
CTBC bank	USD	152,000	USD	18,526	NTD	500,000	See Notes(a)~(d)
Taipei Fubon Bank	USD	120,000	USD	56,020	NTD	1,500,000	See Notes(a)~(d)
DBS Bank	USD	154,000	USD	56,730	NTD	1,520,000	See Notes(a)~(d)
Bank of Taiwan	USD	250,000	USD	15,718	USD	14,000	See Notes(a)~(d)

Note (a):  Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse subject to the underwriting consents.

Note (b):  The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):  As of December 31, 2019, total outstanding receivables after the above transactions, net of fees charged by underwriting banks, of $487,754 thousand was recognized under other current financial assets. In addition, interest rate for the balance of advanced amount as of December 31, 2019 was ranging from 1.07% to 2.44%.

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

12.	Inventories

	December 31,
	2018	2019
	(in thousands)
Finished goods	$9,406,248	9,005,001
Work-in-progress	11,133,846	9,537,700
Raw materials	5,769,010	4,917,371
	$26,309,104	23,460,072

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2018 and 2019, the amounts recognized as cost of sales in relation to inventories were $279,986,522 thousand, $279,494,885 thousand and $268,335,751 thousand, respectively. Charges for inventories written down to net realizable value, which were also included in cost of sales, amounted to $3,756,726 thousand, $5,171,752 thousand and $5,185,504 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

As at December 31, 2018 and 2019, none of the Company’s inventories was pledged as collateral.

13.	Noncurrent Assets Held for Sale

In December 2016, M.Setek decided to dispose part of its land and buildings to TAKEEI Corporation and other companies, and has reclassified certain of these assets for reclassification as noncurrent assets held for sale. Disposal transactions of aforementioned land and buildings, together with certain assets presented as property, plant and equipment, were completed between March 2017 to August 2017. The total selling price (net of costs of disposal) and gain on disposal were $837,103 thousand and $215,478 thousand, respectively.

In October 2017, in relation to compulsory imposition under regulatory plan and urban construction plan, FTKS has entered into a compensation agreement with Kunshan Economic and Technology Development Zone. The imposed land use right, plant buildings and its related appendages have been reclassified as noncurrent assets held for sale. The disposal transaction was completed in March 2018 and the proceeds from disposal have been fully received. The selling price (net of costs of disposal) and gain on disposal amounted to $983,082 thousand and $561,815 thousand, respectively.

In December 2017, in order to enhance the utilization of the Company’s assets and to increase its working capital, BVHF has entered into a real estate transfer agreement with Hefei Heng Chuang Intelligent Technology Co., Ltd. to dispose its land use right, plant buildings and its related appendages. The aforementioned assets have been reclassified as noncurrent assets held for sale. The disposal transaction was completed in June 2018 and the proceeds from disposal have been fully received. The selling price (net of costs of disposal) and gain on disposal amounted to $2,204,576 thousand and $228,754 thousand, respectively.

14.	Investments in Equity-accounted Investees

	December 31,
	2018	2019
	(in thousands)
Associates	$5,973,127	5,820,759
Joint ventures	312,738	178,720
	$6,285,865	5,999,479

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Associates

		Principal	December 31, 2018		December 31, 2019
Name of associate	Principal activities	place of business	Ownership interest	Amount	Ownership interest	Amount
			%	(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	Manufacturing and sales of Light Emitting Diode	Taiwan ROC	27	$3,082,178	27	$2,909,521
Star Shining Energy Corporation (“SSEC”)	Investment	Taiwan ROC	33	1,002,874	33	1,015,512
Raydium Semiconductor Corporation (“Raydium”)	IC design	Taiwan ROC	18	716,381	17	740,504
Daxin Materials Corp. (“Daxin”)	Research, manufacturing, and sales of display related chemicals	Taiwan ROC	25	654,940	25	688,813
Star River Energy Corp. (“SREC”)	Investment	Taiwan ROC	34	434,421	34	444,550
Others				82,333		21,859
				$5,973,127		$5,820,759

None of the above associates is considered individually material to the Company. The following table summarized the amount recognized by the Company at its share of those associates.

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
The Company’s share of profits of associates	$251,699	307,992	195,865
The Company’s share of other comprehensive loss of associates	(62,084)	(15,477)	(35,224)
The Company’s share of total comprehensive income of associates	$189,615	292,515	160,641

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Joint ventures

None of the joint ventures is considered individually material to the Company. The following table summarized the amount recognized by the Company at its share of those joint ventures.

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
The Company’s share of profits (loss) of joint ventures	$(12,693)	3,722	(45,958)
The Company’s share of other comprehensive income of joint ventures	-	-	-
The Company’s share of total comprehensive income (loss) of joint ventures	$(12,693)	3,722	(45,958)

As at December 31, 2018 and 2019, none of the Company’s investments in equity-accounted investees was pledged as collateral.

15.	Acquisition of Subsidiaries

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

Acquisition-related costs of $12,191 thousand on legal fees and due diligence fees were expensed and recognized in general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2018.

The following table summarized each major class of consideration transferred, the assets acquired and liabilities assumed at the acquisition date and the amount of goodwill recognized.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Consideration transferred

Amounts
(in thousands)
Cash	$467,920
Contingent consideration	283,354
$751,274

In accordance with the terms of the contingent consideration, in the event that ComQi’s annual net revenue and annual recurring revenue for the year ended December 31, 2018 are greater than the agreed revenue targets in the agreement, the Company should pay additional consideration of USD4,000 thousand and USD7,000 thousand, respectively, to the original shareholders of ComQi. Under the arrangement of the contingent consideration, the potential undiscounted amount of the contingent payment that the Company might have to pay was between USD0 and USD11,000 thousand.

The fair value of the contingent consideration estimated using Monte Carlo simulation amounted to $283,354 thousand. The fair value measurement was based on the significant unobservable inputs in the market and categorized as a Level 3 fair value under IFRS 13. The significant inputs in the valuation technique used are discount rate of 8.5%, revenue volatility rate of 30.8% and AUO’s credit spread of 0.88%.

As ComQi’s annual net revenue and annual recurring revenue for the year ended December 31, 2018 were not greater than the agreed revenue targets in the agreement, the Company remeasured the fair value of the contingent consideration and determined the value was zero. The change in the fair value of the contingent consideration of $283,354 thousand was not a measurement period adjustment, and therefore, was recognized under other gains and losses in the consolidated statement of comprehensive income for the year ended December 31, 2018.

(b)	Identifiable assets acquired and liabilities assumed

The following table summarized the fair value of identifiable assets acquired and liabilities assumed recognized at the acquisition date:

Fair value
(in thousands)
Cash	$19,432
Accounts receivable and other current assets	36,851
Property, plant and equipment	3,712
Intangible assets	150,436
Accounts payable and other current liabilities	(57,361)
Other liabilities	(2,120)
$150,950

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Goodwill arising from the acquisition for which is attributable mainly to the synergies expected to be achieved from integrating ComQi into the Company’s existing business has been recognized as follows:

Amounts
(in thousands)
Consideration transferred	$751,274
Less: Fair value of identifiable net assets	(150,950)
$600,324

16.	Disposal of Part of Ownership Interest in Subsidiary without Losing Control

In November 2017, the Company disposed its ownership interest in DPTW totaling of 9.99% with consideration (net of costs of disposal) amounting to $1,776,984 thousand in cash. The effect of changes in ownership interest of the subsidiary which was attributable to owners of the parent was summarized as follows:

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

The Company disposed all its shareholdings in ChampionGen Power Corporation to SSEC in September 2018 with consideration amounting to $116,000 thousand in cash. The gain on disposal amounting to $17,269 thousand was recognized under other gains and losses in the consolidated statement of comprehensive income.

The carrying amounts of the assets and liabilities of the subsidiary disposed of by the Company were as follows:

Amounts
(in thousands)
Cash and cash equivalents	$70,516
Other current assets	48,148
Payable for equipment	(19,933)
Net assets disposed of	$98,731

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.	Property, Plant and Equipment

	For the year ended December 31, 2018
	Balance, Beginning of Year	Additions	Disposal or write off	Reclassification, effect of change in exchange rate and others	Balance, End of Year
	(in thousands)
Cost:
Land	$9,008,659	-	(161,728)	12,392	8,859,323
Buildings	124,010,869	53,706	(5,271,527)	2,426,312	121,219,360
Machinery and equipment	800,164,310	2,145,769	(13,164,282)	46,787,823	835,933,620
Other equipment	29,359,148	5,077,326	(1,775,217)	2,467,867	35,129,124
	962,542,986	7,276,801	(20,372,754)	51,694,394	1,001,141,427
Accumulated depreciation and impairment loss:
Buildings	33,825,375	3,097,807	(1,754,678)	862,822	36,031,326
Machinery and equipment	707,334,411	25,620,993	(12,828,449)	1,706,393	721,833,348
Other equipment	23,717,580	5,367,124	(1,775,840)	782,123	28,090,987
	764,877,366	34,085,924	(16,358,967)	3,351,338	785,955,661
Prepayments for purchase of land and equipment, and construction in progress	27,267,469	26,228,260	-	(47,095,020)	6,400,709
Net carrying amounts	$224,933,089				221,586,475

	For the year ended December 31, 2019
	Balance, Beginning of Year	Adjustments on initial application of new standards	Additions	Disposal or write off	Reclassification, effect of change in exchange rate and others	Balance, End of Year
	(in thousands)
Cost:
Land	$8,859,323	-	-	-	(675)	8,858,648
Buildings	121,219,360	-	325,184	(9,075)	(1,838,220)	119,697,249
Machinery and equipment	835,933,620	-	1,320,958	(9,123,165)	13,450,424	841,581,837
Other equipment	35,129,124	(2,620)	4,910,462	(5,764,497)	1,561,968	35,834,437
	1,001,141,427	(2,620)	6,556,604	(14,896,737)	13,173,497	1,005,972,171
Accumulated depreciation and impairment loss:
Buildings	36,031,326	-	4,195,265	(9,021)	(1,046,822)	39,170,748
Machinery and equipment	721,833,348	-	27,348,497	(9,080,856)	(2,808,161)	737,292,828
Other equipment	28,090,987	(855)	5,575,376	(5,747,362)	(271,736)	27,646,410
	785,955,661	(855)	37,119,138	(14,837,239)	(4,126,719)	804,109,986
Prepayments for purchase of land and equipment, and construction in progress	6,400,709	-	18,469,787	(4,837)	(19,993,301)	4,872,358
Net carrying amounts	$221,586,475					206,734,543

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2018 and 2019, a non-irrigated farmland located in LongTan plant amounted to $23,671 thousand was registered in the name of a farmer due to regulations. An agreement of pledge had been signed between the Company and the farmer clarifying the rights and obligations of each party.

In order to enhance the utilization of the Company’s assets and to increase its working capital, AUSK disposed its land, plant buildings and related appendages to third party in December 2018 with consideration (net of costs of disposal) amounting to $3,029,191 thousand. The gain on disposal was amounting to $1,080,720 thousand.

In 2017 and 2019, the Company wrote down certain machineries and equipment with extremely low utilization resulting from the decline in the application for certain products associated with its display segment and recognized an impairment loss of $895,954 thousand and $52,829 thousand, respectively.

In 2017, 2018 and 2019, the Company wrote down certain long-term assets with extremely low capacity utilization associated with its energy segment and recognized impairment losses of $120,714 thousand, $399,363 thousand and $14,949 thousand, respectively.

In 2019, ACTW has experienced significant fluctuations in its industry with oversupply capacity worldwide resulting in lower capacity utilization; therefore, the management performed impairment assessment of ACTW and its subsidiaries, as a CGU, over its long-term assets with recoverable amount determined based on the value in use. Based on the assessment performed as of December 31, 2019, the carrying amount of the CGU was determined to be higher than its estimated recoverable amount; consequently, an impairment loss of $2,232,739 thousand was recognized.

Impairment losses as mentioned above were recognized as other gains and losses in the consolidated statements of comprehensive income.

The estimated recoverable amount of 2019 was calculated by pre-tax discount rate of 10.63%.

The following table summarized the Company’s capitalized borrowing costs and the interest rate range applied for the capitalization:

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Capitalized borrowing costs	$624,235	421,618	141,966
Interest rate range	1.09%~ 5.24%	1.04%~ 5.59%	1.07%~ 5.71%

Certain property, plant and equipment were pledged as collateral, see note 44.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.	Lease Arrangements

(a)	Lessees

(1)	Right-of-use assets

December 31, 2019
(in thousands)
Carrying amount of right-of-use assets
Land	$11,595,815
Buildings	575,724
Other equipment	36,229
$12,207,768

For the year ended December 31, 2019
(in thousands)
Additions to right-of-use assets	$192,655

Depreciation charge for right-of-use assets
Land	$566,982
Buildings	238,969
Other equipment	66,590
$872,541

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Lease liabilities

	December 31, 2019
	Future minimum lease payments	Interests	Present value of minimum lease payments
	(in thousands)
Less than one year	$879,518	197,151	682,367
Between one and five years	2,874,682	678,576	2,196,106
More than five years	9,588,087	1,375,483	8,212,604
	$13,342,287	2,251,210	11,091,077
Lease liabilities－current			$682,367
Lease liabilities－noncurrent			$10,408,710

(3)	Significant lease agreements

AUO has entered into various land lease agreements with Hsinchu Science Park Bureau, Central Science Park Administration Bureau and Southern Taiwan Science Park Bureau, respectively, for the construction of plant for operations. All lease amounts are adjusted in accordance with the land value announced by the government from time to time. In 2019, AUO modified one of its lease contracts due to the decrease of the scope of the lease, and therefore, the carrying amount of the right-of-use asset was reduced by $1,064,094 thousand. The difference between the remeasurement of the lease liability and the reduction of the right-of-use asset was recognized in profit or loss.

(4)	Sublease of right-of-use assets

The Company subleased part of its right-of-use assets under operating leases, in 2019, the income from sublease was $8,199 thousand. Right-of-use assets that meet the definition of investment properties are reclassified to investment properties. Refer to note 20 for further information on investment properties.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Additional lease information

The Company applies the recognition exemption to account for short-term leases and leases of low-value assets, primarily for some leases of office buildings and other sporadic leasing. The amounts recognized in profit or loss during the lease term were as follows:

For the year ended December 31, 2019
(in thousands)
Expenses relating to short-term leases	$15,832
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	$315

Total cash outflow for the Company’s leases in which it acts as a lessee for the year ended December 31, 2019 was $920,666 thousand.

(b)	Lessor

The Company leased out its investment properties and part of its land, buildings and equipment and did not transfer substantially all the risks and rewards incidental to their ownership to the lessees, therefore, those leases were recognized as operating leases. Refer to note 34 for the information of rental income from operating leases. In addition, the direct costs relating to the aforementioned operating leases are amounting to $3,007 thousand for the year ended December 31, 2019.

The maturity analysis of undiscounted operating lease receivable for the abovementioned assets are as follows:

December 31, 2019
(in thousands)

Year 1	$110,905
Year 2	110,316
Year 3	110,025
Year 4	106,272
Year 5	105,721
Year 6 onwards	2,079,849
Total undiscounted operating lease receivable	$2,623,088

Refer to note 26 for the Company’s respective information as lessor and lessee as of December 31, 2018.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.	Investment Property

	For the year ended December 31, 2018
	Balance, Beginning of Year	Additions	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Land	$717,823	-	12,483	730,306
Fair Value	$2,213,184			2,252,170

	For the year ended December 31, 2019
	Balance, Beginning of Year	Additions	Reclassification and effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Land	$730,306	-	(667)	729,639
Buildings	-	-	1,418,652	1,418,652
Right-of-use assets	-	-	28,570	28,570
	730,306	-	1,446,555	2,176,861
Accumulated Depreciation:
Buildings	-	7,363	612,618	619,981
Right-of-use assets	-	302	1,448	1,750
	-	7,665	614,066	621,731
Net carrying amounts	$730,306			1,555,130
Fair Value	$2,252,170			4,057,848

In order to enhance the utilization of assets and to increase its working capital, AUSJ leased its buildings and right-of-use assets to third party in 2019, and has reclassified the aforementioned property, plant and equipment and right-of-use assets amounting to $832,886 thousand to investment property.

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

The significant inputs used in the fair value measurement were as follows:

	December 31,
	2018	2019

Overall capital interest rate	1.86%	2.53%
Rate of return	10.00%	15.00%
Capitalization rate	12.00%	8.00%~12.00%

As of December 31, 2018 and 2019, there was no investment property that was pledged as collateral.

21.	Intangible Assets

	For the year ended December 31, 2018
	Balance, Beginning of Year	Additions	Effect of change in consolidated entities	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Goodwill	$-	-	600,324	-	600,324
Patent and technology fee	12,275,548	-	-	(3,806)	12,271,742
Others	-	-	150,436	-	150,436
	12,275,548	-	750,760	(3,806)	13,022,502
Accumulated amortization:
Patent and technology fee	10,385,251	518,404	-	(386)	10,903,269
Others	-	22,565	-	-	22,565
	10,385,251	540,969	-	(386)	10,925,834
Net carrying amounts	$1,890,297				2,096,668

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2019
	Balance, Beginning of Year	Additions	Effect of change in exchange rate	Balance, End of Year
	(in thousands)
Cost:
Goodwill	$600,324	-	-	600,324
Patent and technology fee	12,271,742	1,711	(7,140)	12,266,313
Others	150,436	-	-	150,436
	13,022,502	1,711	(7,140)	13,017,073
Accumulated amortization:
Patent and technology fee	10,903,269	436,815	(1,178)	11,338,906
Others	22,565	127,871	-	150,436
	10,925,834	564,686	(1,178)	11,489,342
Net carrying amounts	$2,096,668			1,527,731

The Company acquired goodwill and other intangible assets arising from the business combination in March 2018. Please refer to note 15 for the relevant information.

For the purpose of impairment test, the following table shows the information of the operating business that the Company’s goodwill allocating to.

	December 31,
	2018	2019
	(in thousands)
Display business	$600,324	600,324

The Company’s goodwill has been tested for impairment at least once at the end of the annual reporting period. The recoverable amount was determined based on value in use of the operating business.

The key assumptions used in the estimation of the recoverable amount included discount rate and terminal growth rate. The annual discount rates for the years ended December 31, 2018 and 2019 were 11.57% and 12.25% respectively based on industry weighted average cost of capital. The cash flow projections were determined based on the financial budgets approved by management covering the future five-year period and extrapolated with a steady annual terminal growth rate for subsequent years, which were negative 1% and negative 0.5% for the years ended December 31, 2018 and 2019, respectively. The key assumptions abovementioned represents the management’s forecast of the future for the related industry by considering the history information from internal and external sources.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Based on the impairment assessment for the years ended December 31, 2018 and 2019, no impairment losses were recognized as the recoverable amount of the CGU was higher than its carrying value.

22.	Other Current Assets and Other Noncurrent Assets

	December 31,
	2018	2019
	(in thousands)
Refundable and overpaid tax	$1,351,646	1,458,170
Refundable deposits	716,097	663,911
Prepayment for equipment	650,727	453,300
Prepayments for purchases	230,793	158,521
Long-term receivables	930,001	5,812
Long-term prepaid rents	1,364,111	-
Others	2,869,869	2,961,194
	8,113,244	5,700,908
Less: current	(2,941,598)	(3,295,562)
Noncurrent	$5,171,646	2,405,346

The long-term prepaid rents were reclassified to right-of-use assets on January 1, 2019 upon the initial adoption of IFRS 16. See note 4(a).

23.	Short-term Borrowings

	December 31,
	2018	2019
	(in thousands)
Unsecured borrowings	$546,472	1,725,602
Unused credit facilities	$43,533,037	37,982,721
Interest rate range	2.54%~ 4.35%	1.20%~ 4.35%

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

24.	Long-term Borrowings

Bank or agent bank	Durations	December 31, 2018	December 31, 2019
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Feb. 2019 to Feb. 2024	$-	42,000,000
Bank of Taiwan and others	From Mar. 2019 to Apr. 2023	-	23,000,000
Bank of Taiwan and others	From May 2017 to May 2022	10,000,000	10,000,000
Bank of Taiwan and others	From Apr. 2016 to Apr. 2019	36,175,000	-
Bank of Taiwan and others	From Feb. 2015 to Feb. 2019	5,912,000	-
Bank of Taiwan and others	From Jul. 2018 to Oct. 2019	210,000	-
First Commercial Bank and others	From Feb. 2016 to Jan. 2019	1,775,236	-
Bank of China and others	From Nov. 2015 to Nov. 2023	27,743,519	21,500,826
Unsecured loans	From Apr. 2017 to Aug. 2023	2,976,158	8,050,310
Secured loans	From Apr. 2017 to Apr. 2032	1,990,175	7,671,932
		86,782,088	112,223,068
Less: transaction costs		(476,770)	(254,676)
		86,305,318	111,968,392
Less: current portion		(29,595,931)	(9,535,198)
		$56,709,387	102,433,194
Unused credit facilities		$79,933,812	32,265,575
Interest rate range		1.07%~ 6.32%	1.00%~ 5.43%

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures for purchase of machinery and equipment, and to fulfill working capital, as well as to repay the matured debts. A commitment fee is negotiated with the leading banks of syndicated loans, and is calculated based on the committed-to-withdraw but unused balance, if any. No commitment fees were paid for the year ended December 31, 2019.

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

As of December 31, 2018 and 2019, the Company complied with all financial covenants required under each of the loan agreements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Refer to note 41 for detailed information of exposures to interest rate, currency, and liquidity risks. Refer to note 44 for assets pledged as collateral to secure the aforementioned long-term borrowings.

25.	Provisions

	Warranties(i)	Litigation and claims	Others	Total
	(in thousands)
Balance at January 1, 2018	$1,546,960	89,520	249,483	1,885,963
Additions	276,846	336,061	571,113	1,184,020
Usage	(259,109)	-	(187,842)	(446,951)
Reversals	(100,754)	-	(215)	(100,969)
Effect of change in exchange rate	(74)	5,647	10,413	15,986
Balance at December 31, 2018	1,463,869	431,228	642,952	2,538,049
Less: current	(686,424)	(431,228)	(389,912)	(1,507,564)
Noncurrent	$777,445	-	253,040	1,030,485

Balance at January 1, 2019	$1,463,869	431,228	642,952	2,538,049
Additions	554,935	-	11,800	566,735
Usage	(422,976)	(156,521)	(63,661)	(643,158)
Reversals	(303,423)	(116,094)	(264,008)	(683,525)
Effect of change in exchange rate	(159)	(6,312)	(10,072)	(16,543)
Balance at December 31, 2019	1,292,246	152,301	317,011	1,761,558
Less: current	(486,517)	(152,301)	(69,450)	(708,268)
Noncurrent	$805,729	-	247,561	1,053,290

(i)	The provisions for warranties were estimated based on historical experience of warranty claims rate associated with similar products and services. The Company expects most warranty claims will be made within two years from the date of the sale of the product.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

26.	Operating Leases

(a)	Lessees

Future minimum lease payments under non-cancellable operating leases as of December 31, 2018 was as follows:

December 31,
2018
(in thousands)
Less than one year	$927,351
Between one and five years	2,928,983
More than five years	2,085,877
$5,942,211

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

Rental expense for operating leases amounted to $1,081,731 thousand and $1,064,263 thousand for the years ended December 31, 2017 and 2018, respectively.

(b)	Lessor

The Company leased its investment properties to third parties under operating lease. Refer to note 20 for further information on investment properties.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease receivables under non-cancellable operating leases as of December 31, 2018 was as follows:

December 31,
2018
(in thousands)
Less than one year	$105,788
Between one and five years	423,150
More than five years	2,188,728
$2,717,666

In addition to the above-mentioned, the Company also leased partial offices to others. See note 34 for rental income. Repair and maintenance expenses incurred from aforementioned operating leases for the years ended December 31, 2017 and 2018 amounted to $18,396 thousand and $1,723 thousand, respectively.

27.	Employee Benefits

(a)	Defined benefit plans

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

(1)	Reconciliation for AUO’s and M.Setek’s present value of defined benefit obligation and the fair value of plan assets

	December 31,
	2018	2019
	(in thousands)
Present value of defined benefit obligation	$(3,257,962)	(3,155,988)
Fair value of plan assets	2,367,273	2,542,831
Net defined benefit liability	$(890,689)	(613,157)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Movement in net defined benefit asset (liability)

	Defined benefit obligation		Fair value of plan assets		Net defined benefit asset (liability)
	2018	2019	2018	2019	2018	2019
	(in thousands)
Balance at January 1,	$(3,128,927)	(3,257,962)	2,213,018	2,367,273	(915,909)	(890,689)
Included in profit or loss
Service cost	(5,289)	(4,104)	-	-	(5,289)	(4,104)
Interest cost	(49,598)	(39,337)	-	-	(49,598)	(39,337)
Expected return on plan assets	-	-	35,408	28,880	35,408	28,880
	(54,887)	(43,441)	35,408	28,880	(19,479)	(14,561)
Included in other comprehensive income
Remeasurements (loss) gain:
Actuarial (loss) gain arising from:
- demographic assumptions	(15,795)	89,851	-	-	(15,795)	89,851
- financial assumptions	(178,212)	(206,995)	-	-	(178,212)	(206,995)
- experience adjustment	84,437	228,466	-	-	84,437	228,466
Return on plan assets excluding interest income	-	-	52,614	76,788	52,614	76,788
	(109,570)	111,322	52,614	76,788	(56,956)	188,110
Other
Contributions paid by the employer	-	-	102,831	101,019	102,831	101,019
Benefits paid	36,915	33,936	(36,598)	(31,129)	317	2,807
Effect of changes in exchange rates and others	(1,493)	157	-	-	(1,493)	157
	35,422	34,093	66,233	69,890	101,655	103,983
Balance at December 31,	$(3,257,962)	(3,155,988)	2,367,273	2,542,831	(890,689)	(613,157)

(3)	Plan assets

Pursuant to the ROC Labor Standards Act, AUO contributes an amount based on a certain percentage of employees’ total salaries and wages paid every month to its pension fund (the “Fund”), which is administered by the Bureau of Labor Fund, Ministry of Labor and supervised by the employees’ pension plan committee (the “Committee”) and deposited in the Committee’s name with Bank of Taiwan. Under the ROC Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund, the minimum return on the plan assets should not be lower than the average interest rate on two-year time deposits published by the local banks. The government is not only responsible for the determination of the investment strategies and policies, but also for any shortfall in the event that the rate of return is less than the required rate of return.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2019, the Fund deposited in the Committee’s name in the Bank of Taiwan amounted to $2,542,854 thousand. Information on utilization of labor pension funds, including the yield rate of funds and the component of plan assets are available at the Bureau of Labor Funds, Ministry of Labor website.

Under the defined benefit plans in Japan, M.Setek is responsible to pay to employees when they are retired.

(4)	Defined benefit obligation

(i)	Principal actuarial assumptions

	December 31,
	2018	2019
Discount rate	0.21%~1.22%	0.18%~0.88%
Rate of increase in future salary	0.77%~4.49%	0.77%~4.49%

The Company anticipates contributing $100,799 thousand to the defined benefit plans in the next year starting from January 1, 2020.

As at December 31, 2019, the weighted-average duration of the defined benefit obligation was between 5 years to 20 years.

(ii)	Sensitivity analysis

Reasonably possible changes at December 31, 2018 and 2019 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	December 31, 2018		December 31, 2019
	Changes in assumptions		Changes in assumptions
	+ 0.25%	- 0.25%	+ 0.25%	- 0.25%
	(in thousands)		(in thousands)
Discount rate	$(160,307)	169,544	(150,970)	159,425
Rate of increase in future salary	$166,250	(158,100)	156,774	(148,385)

In practical, the relevant actuarial assumptions are correlated to each other. The approach to develop the sensitivity analysis as above is the same approach to recognize the net defined benefit liability in the statement of financial position.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

AUO and its subsidiaries in the ROC have set up defined contribution plans in accordance with the Act. For the years ended December 31, 2017, 2018 and 2019, these companies set aside $1,003,063 thousand, $1,024,700 thousand and $977,908 thousand, respectively, of the pension costs under the pension plan to the ROC Bureau of the Labour Insurance. Except for the aforementioned companies, other foreign subsidiaries recognized pension expenses of $892,109 thousand, $923,378 thousand and $784,169 thousand for the years ended December 31, 2017, 2018 and 2019, respectively, for the defined contribution plans based on their respective local government regulations.

28.	Capital and Other Components of Equity

(a)	Common stock

AUO’s authorized common stock, with par value of $10 per share, both amounted to $100,000,000 thousand as at December 31, 2018 and 2019.

AUO’s issued common stock, with par value of $10 per share, both amounted to $96,242,451 thousand as at December 31, 2018 and 2019.

On September 9, 2019, AUO's Board of Directors approved the delisting of ADSs from the NYSE and trading on the OTC market. On and from October 1, 2019, AUO's ADSs has begun trading on the OTC market. As of December 31, 2019, AUO has issued 50,123 thousand ADSs, which represented 501,229 thousand shares of its common stock.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Capital surplus

The components of capital surplus as of December 31, 2018 and 2019 were as follows:

	December 31,
	2018	2019
	(in thousands)
From common stock	$52,756,091	52,756,091
From convertible bonds	6,049,862	6,049,862
From others	1,814,271	1,737,730
	$60,620,224	60,543,683

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

According to the ROC Company Act, 10 percent of the net profit shall be allocated as legal reserve until the accumulated legal reserve equals the paid-in capital. When a company incurs no loss, it may, pursuant to a resolution to be adopted by a shareholders’ meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

(d)	Distribution of earnings and dividend policy

In accordance with AUO’s Articles of Incorporation, after payment of income taxes and offsetting accumulated deficits, the legal reserve shall be set aside until the accumulated legal reserve equals AUO’s paid-in capital. In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside or reversed. The remaining current-year earnings together with accumulated undistributed earnings from preceding years can be distributed according to relevant laws and AUO’s Articles of Incorporation.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

AUO’s dividend policy is to pay dividends from surplus considering factors such as AUO’s current and future investment environment, cash requirements, domestic and overseas competitive conditions and capital budget requirements, while taking into account shareholders’ interest, maintenance of balanced dividend and AUO’s long-term financial plan. If the current-year retained earnings available for distribution reach 2% of the paid-in capital of AUO, dividend to be distributed shall be no less than 20% of the current-year retained earnings available for distribution. If the current-year retained earnings available for distribution do not reach 2% of the paid-in capital of AUO, AUO may decide not to distribute dividend. The cash portion of the dividend, which may be in the form of cash and stock, shall not be less than 10% of the total dividend distributed during the year. The dividend distribution ratio aforementioned could be adjusted after taking into consideration factors such as finance, business and operations, etc.

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

AUO’s appropriations of earnings for 2018 had been approved in the shareholders’ meeting held on June 14, 2019. The appropriations and dividends per share were as follows:

	For fiscal year 2018
	Appropriation of earnings	Dividends per share
	(in thousands, except for per share data)
Legal reserve	$1,016,060
Special reserve	847,770
Cash dividends to shareholders	4,812,122	$0.50
	$6,675,952

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aforementioned appropriation of earnings for 2018 was consistent with the resolutions of the board of directors’ meeting held on March 22, 2019.

In addition, on March 20, 2020, AUO’s board of directors proposed not to distribute any dividend for 2019. However, the appropriation will be subject to the resolution of AUO’s annual shareholders’ meeting in 2020.

Information on the approval of board of directors and shareholders for AUO’s appropriations of earnings are available at the Market Observation Post System website.

(e)	Treasury shares

According to the resolution approved by the board of directors’ meeting held on September 9, 2019, AUO expects to repurchase 125,000 thousand shares as treasury shares transferred to employees in accordance with the Securities and Exchange Act requirements. The related information on treasury share transactions was as follows:

Year Ended December 31, 2019
Reason for reacquisition	Number of shares, Beginning of Year	Additions	Reductions	Number of shares, End of Year
(in thousands of shares)
Transferring to employees	-	125,000	-	125,000

Pursuant to the Securities and Exchange Act, the number of shares repurchased shall not exceed 10 percent of the number of the company’s issued and outstanding shares, and the total amount repurchased shall not exceed the sum of the company’s retained earnings, share premium, and realized capital surplus. Also, the shares repurchased for transferring to employees shall be transferred within five years from the date of reacquisition and those shares not transferred within the five-year period are to be retired.

In accordance with the Securities and Exchange Act, treasury shares held by AUO shall not be pledged, and do not hold any shareholder rights before their transfer.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Other components of equity

	Cumulative translation differences	Unrealized gains (losses) on available-for-sale financial assets	Unrealized gains (losses) on cash flow hedges	Total
	(in thousands)
Balance at January 1, 2017	$531,006	224,299	21,992	777,297
Foreign operations – foreign currency translation differences	(1,882,545)	-	-	(1,882,545)
Effective portion of changes in fair value of cash flow hedges	-	-	(21,992)	(21,992)
Net change in fair value of available-for-sale financial assets	-	1,146,422	-	1,146,422
Equity-accounted investees – share of other comprehensive income	(68,637)	6,310	-	(62,327)
Related tax	299,207	-	-	299,207
Balance at December 31, 2017	$(1,120,969)	1,377,031	-	256,062

	Cumulative translation differences	Unrealized gains (losses) on financial assets at FVTOCI	Unrealized gains (losses) on available-for-sale financial assets	Total
	(in thousands)
Balance at January 1, 2018	$(1,120,969)	-	1,377,031	256,062
Adjustments on initial application of new standards	-	1,303,816	(1,377,031)	(73,215)
Foreign operations – foreign currency translation differences	(336,902)	-	-	(336,902)
Net change in fair value of financial assets at FVTOCI	-	(754,813)	-	(754,813)
Equity-accounted investees – share of other comprehensive income	(19,716)	3,053	-	(16,663)
Realized gain on sales of securities reclassified to profit or loss	(107,457)	-	-	(107,457)
Cumulative unrealized loss of equity instruments transferred to retained earnings due to disposal	-	50,084	-	50,084
Group reorganization	(22,225)	-	-	(22,225)
Related tax	157,359	-	-	157,359
Balance at December 31, 2018	$(1,449,910)	602,140	-	(847,770)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Cumulative translation differences	Unrealized gains (losses) on financial assets at FVTOCI	Total
	(in thousands)
Balance at January 1, 2019	$(1,449,910)	602,140	(847,770)
Foreign operations – foreign currency translation differences	(2,043,931)	-	(2,043,931)
Net change in fair value of financial assets at FVTOCI	-	519,100	519,100
Equity-accounted investees – share of other comprehensive income	(38,512)	3,358	(35,154)
Realized gain on sales of securities reclassified to profit or loss	(9,098)	-	(9,098)
Related tax	411,469	-	411,469
Balance at December 31, 2019	$(3,129,982)	1,124,598	(2,005,384)

(g)	Non-controlling interests, net of tax

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Balance at the beginning of the year	$18,388,204	17,068,501	14,416,559
Equity attributable to non-controlling interests:
Loss for the year	(2,120,737)	(2,177,869)	(2,413,718)
Adjustment of changes in ownership of investees	(6,421)	(20,998)	110,028
Foreign currency translation differences	(355,700)	(306,963)	(404,575)
Unrealized losses on financial assets at FVTOCI	-	(1,474)	-
Remeasurement of defined benefit plans	201	-	-
Effect of disposal of interest in subsidiary to non-controlling interests	1,258,788	-	-
Effect of acquisition of non-controlling interests	-	-	(389,430)
Proceeds from subsidiaries capital increase and others	(95,834)	(144,638)	(13,957)
Balance at the end of the year	$17,068,501	14,416,559	11,304,907

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

29.	Share-based Payments

The Company’s employee stock option plans were as follows:

(a)	DPTW Option Plan

DPTW 2011 Employee stock option plan was fully expired on January 6, 2017.

Information about DPTW’s outstanding stock options is as follows:

	For the year ended December 31, 2017
	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$19.04	2,913,000
Options expired	-	(2,913,000)
Outstanding at December 31	-	-
Exercisable at December 31		-

(b)	ACTW Option Plan

(1)	The key terms and conditions related to the grants under ACTW’s outstanding employee stock option plan were disclosed as follows:

	Grant date	Total number of options issued (units in thousands)	Contractual life of options	Exercisable period	Exercise price (per share)
2014 Employee stock option plan	Sep. 1, 2014	20	Sep.1, 2014 – Aug. 31, 2019	After Aug. 31, 2016	$10

ACTW 2012 Employee stock option plan was fully expired on August 31, 2017.

(2)	The related employee benefit expenses and capital surplus recognized on ACTW’s employee stock options were $474 thousand, $167 thousand and $0 for the years ended December 31, 2017, 2018 and 2019, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Fair value of stock options

The fair value of the employee stock options granted by ACTW was measured at the dates of grant using the Binomial option pricing model. The valuation information was as follows:

2014 Employee Stock Option Plan
Expected volatility	38.88%
Risk-free interest rate	1.1648%
Expected duration	5 years
Fair value at the grant date	NT$0.20/per share

(4)	Information about ACTW’s outstanding stock options is as follows:

	For the years ended December 31,
	2018		2019
	Weighted-average exercise price (per share)	Number of options (shares)	Weighted-average exercise price (per share)	Number of options (shares)
Outstanding at January 1	$10	16,601,000	$10	13,291,000
Options exercised	10	(2,260,000)	10	(11,995,000)
Options expired	-	(1,050,000)	-	(1,296,000)
Outstanding at December 31	10	13,291,000	-	-
Exercisable at December 31		13,291,000		-

30.	Revenue from Contracts with Customers

	For the year ended December 31, 2018
	Display segment	Energy segment	Total segments
	(in thousands)
Primary geographical markets:
PRC	$112,542,529	1,089,508	113,632,037
Taiwan	93,126,115	6,231,767	99,357,882
Singapore	39,363,415	7,515	39,370,930
Japan	19,748,373	1,418,491	21,166,864
Others	26,004,322	8,102,354	34,106,676
	$290,784,754	16,849,635	307,634,389

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2018
	Display segment	Energy segment	Total segments
	(in thousands)
Major products:
Products for Televisions	$113,194,567	-	113,194,567
Products for Mobile PCs and Devices	74,375,305	-	74,375,305
Products for Monitors	47,024,353	-	47,024,353
Products for Commercial and Others(i)	56,190,529	-	56,190,529
Solar Products	-	16,849,635	16,849,635
	$290,784,754	16,849,635	307,634,389
Major customers:
Customer A	$35,358,013	-	35,358,013
Others (individually not greater than 10%)	255,426,741	16,849,635	272,276,376
	$290,784,754	16,849,635	307,634,389

	For the year ended December 31, 2019
	Display segment	Energy segment	Total segments
	(in thousands)
Primary geographical markets:
PRC	$97,084,436	1,277,799	98,362,235
Taiwan	78,394,325	4,835,269	83,229,594
Singapore	38,526,625	7,666	38,534,291
Japan	19,877,671	1,046,332	20,924,003
Others	22,784,165	4,957,406	27,741,571
	$256,667,222	12,124,472	268,791,694
Major products:
Products for Televisions	$87,269,763	-	87,269,763
Products for Mobile PCs and Devices	69,305,510	-	69,305,510
Products for Monitors	39,522,268	-	39,522,268
Products for Commercial and Others(i)	60,569,681	-	60,569,681
Solar Products	-	12,124,472	12,124,472
	$256,667,222	12,124,472	268,791,694
Major customers:
Customer A	$33,142,985	-	33,142,985
Others (individually not greater than 10%)	223,524,237	12,124,472	235,648,709
	$256,667,222	12,124,472	268,791,694

(i)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Refer to note 31 and note 46 for revenue related information for the year ended December 31, 2017.

31.	Revenue

For the year ended December 31, 2017
(in thousands)
Sale of goods	$329,584,136
Other operating revenue	11,444,131
$341,028,267

Refer to note 30 for the disaggregation of revenue for the years ended December 31, 2018 and 2019.

32.	Remuneration to Employees and Directors

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

AUO did not accrue remuneration to employees and directors due to the loss making position for the year ended December 31, 2019.

AUO accrued remuneration to employees based on the profit before income tax excluding the remuneration to employees and directors for the period, multiplied by the percentage resolved by board of directors. For the years ended December 31, 2017 and 2018, AUO estimated the remuneration to employees amounting to $4,062,114 thousand and $1,215,696 thousand, respectively. Remuneration to directors was estimated based on the amount expected to pay and recognized together with the remuneration to employees as cost of sales or operating related expenses. If remuneration to employees is resolved to be distributed in stock, the number of shares is determined by dividing the amount of remuneration by the closing price of the shares (ignoring ex-dividend effect) on the day preceding the board of directors’ meeting. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are accounted for as a change in accounting estimate and adjusted prospectively to next year’s profit or loss.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The information about AUO’s remuneration to employees and directors is available at the Market Observation Post System website.

33.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Recognized in cost of sales	$31,660,279	29,980,415	31,599,910
Recognized in operating expenses(i)	4,140,951	3,706,146	4,093,123
	$35,801,230	33,686,561	35,693,033

(b)	Amortization of intangible assets

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Recognized in cost of sales	$628,606	518,403	436,815
Recognized in operating expenses(i)	-	22,566	127,871
	$628,606	540,969	564,686

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Employee benefits expenses

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Salaries and wages	$37,818,321	34,933,925	30,824,887
Labor and health insurances	1,967,688	2,009,652	1,917,244
Retirement benefits	1,917,136	1,967,557	1,776,638
Other employee benefits	3,197,324	3,839,988	3,635,371
	$44,900,469	42,751,122	38,154,140

Employee benefits expense summarized by function
Recognized in cost of sales	$34,703,579	33,455,273	29,453,257
Recognized in operating expenses(i)	10,196,890	9,295,849	8,700,883
	$44,900,469	42,751,122	38,154,140

(i)	Operating expenses are inclusive of selling and distribution expenses, general and administrative expenses and research and development expenses.

34.	Other Income

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Interest income on bank deposits	$591,995	832,621	879,053
Interest income on government bonds with reverse repurchase agreements and others	20,215	8,994	6,467
Rental income, net	531,442	628,401	488,811
Dividend income	248,514	468,263	295,575
Grants	1,801,585	2,716,197	2,734,987
Others	636,146	757,649	915,378
	$3,829,897	5,412,125	5,320,271

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

35.	Other Gains and Losses

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Foreign exchange gains (losses), net	$(1,364,929)	(41,391)	(168,499)
Gains on valuation of financial instruments at FVTPL, net	1,646,034	507,532	381,620
Gains (losses) on disposals of investments and financial assets, net	42,788	-	(13,154)
Gains on disposals of property, plant and equipment, net	330,814	1,923,044	106,546
Impairment losses on assets	(1,046,668)	(399,363)	(2,298,646)
Gains (losses) from litigation and others	(584,599)	(501,770)	396,519
	$(976,560)	1,488,052	(1,595,614)

36.	Finance Costs

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Interest expense on bank borrowings	$2,519,839	2,442,872	2,714,080
Interest expense on lease liabilities	-	-	209,607
Interest expense on others	348,022	220,733	327,683
	$2,867,861	2,663,605	3,251,370

37.	Income Taxes

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	The components of income tax expense (benefit) for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Current income tax expense (benefit):
Current year	$3,719,483	1,444,698	752,863
Adjustment to prior years and others	246,264	(1,772,898)	(684,197)
	3,965,747	(328,200)	68,666

Deferred tax expense (benefit):
Temporary differences	(1,271,415)	(632,785)	584,559
Investment tax credit and tax losses carryforwards	(3,819,489)	1,998,662	682,930
Effect of changes in statutory income tax rate	-	(715,303)	-
	(5,090,904)	650,574	1,267,489
Total income tax expense (benefit)	$(1,125,157)	322,374	1,336,155

(b)	Income taxes expense (benefit) recognized directly in other comprehensive income for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Items that will never be reclassified to profit or loss:
Remeasurement of defined benefit obligations	$(155,930)	(38,908)	37,622
Items that are or may be reclassified subsequently to profit or loss:
Foreign operations – foreign currency translation differences	$(316,372)	(191,809)	(459,729)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Reconciliation of the expected income tax expense (benefit) calculated based on the ROC statutory income tax rate compared with the actual income tax expense (benefit) as reported in the consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, was as follows:

	For the years ended December 31
	2017	2018	2019
		(in thousands)
Profit (Loss) before income taxes	$39,363,606	11,216,151	(19,844,754)
Income tax expense at AUO’s statutory tax rate	6,691,813	2,243,230	(3,968,951)
Effect of different subsidiaries income tax rate	348,192	(484,055)	38,756
Share of profit (loss) of equity-accounted subsidiaries	(708,417)	795,459	(73,968)
Effect of changes in statutory income tax rate	-	(715,303)	-
Effect of change of unrecognized deductible temporary differences, tax losses carryforwards, and investment tax credits	(10,645,339)	138,969	5,947,778
Net of non-taxable income and non-deductible expense	698,540	(186,957)	265,119
Tax on undistributed earnings, net	2,987,763	323,559	7,709
Adjustments to prior year	(528,662)	(1,772,898)	(684,197)
Others	30,953	(19,630)	(196,091)
Income tax expense (benefit)	$(1,125,157)	322,374	1,336,155
Effective tax rate	(2.85)%	2.87%	(6.73)%

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	The components of deferred tax assets and liabilities were as follows:

	Deferred tax assets		Deferred tax liabilities		Total
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
	(in thousands)
Investment tax credits	$542,115	385,728	-	-	542,115	385,728
Tax losses carryforwards	2,760,163	2,223,440	-	-	2,760,163	2,223,440
Unrealized loss and expenses	310,192	166,393	(5,556)	(5,321)	304,636	161,072
Inventories write-down	1,027,680	879,267	-	-	1,027,680	879,267
Foreign investment gains under the equity method	-	-	(1,049,091)	(1,043,486)	(1,049,091)	(1,043,486)
Remeasurement of defined benefit plans	194,838	157,216	-	-	194,838	157,216
Foreign operations – foreign currency translation differences	426,333	886,062	-	-	426,333	886,062
Others	1,371,347	483,511	(577,517)	(1,864)	793,830	481,647
Deferred tax assets (liabilities)	$6,632,668	5,181,617	(1,632,164)	(1,050,671)	5,000,504	4,130,946

(e)	Changes in deferred tax assets and liabilities were as follows:

	January 1, 2018	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2018	Recognized in profit or loss	Recognized in other comprehensive income	Effect of change in consolidated entities, exchange rate and others	December 31, 2019
	(in thousands)
Investment tax credits	$656,480	(132,840)	-	18,475	542,115	(148,453)	-	(7,934)	385,728
Tax losses carryforwards	3,942,012	(1,181,429)	-	(420)	2,760,163	(534,477)	-	(2,246)	2,223,440
Unrealized loss and expenses	222,739	81,893	-	4	304,636	(143,534)	-	(30)	161,072
Inventories write-down	644,887	386,558	-	(3,765)	1,027,680	(148,035)	-	(378)	879,267
Foreign investment losses (gains) under the equity method	(890,153)	(158,938)	-	-	(1,049,091)	5,605	-	-	(1,043,486)
Remeasurement of defined benefit plans	155,930	-	38,908	-	194,838	-	(37,622)	-	157,216
Foreign operations – foreign currency translation differences	234,524	-	191,809	-	426,333	-	459,729	-	886,062
Others	464,368	354,182	-	(24,720)	793,830	(298,595)	-	(13,588)	481,647
Total	$5,430,787	(650,574)	230,717	(10,426)	5,000,504	(1,267,489)	422,107	(24,176)	4,130,946

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Unrecognized deferred tax assets and unrecognized deferred tax liabilities

Deferred tax assets have not been recognized in respect of the following items.

	December 31,
	2018	2019
	(in thousands)
Unused tax losses carryforwards	$28,697,671	32,445,130
Unused investment tax credits	853,837	981,360
Difference in depreciation expense for tax and financial purposes	1,972,536	1,866,430
Inventories write-down	19,852	22,875
Others	646,390	1,730,739
	$32,190,286	37,046,534

As of December 31, 2019, the unused investment tax credits include $974,909 thousand and $6,297 thousand from AUST and ACMK, respectively, with no expiration and $154 thousand from a domestic subsidiary, UTI.

Tax loss carryforwards is utilized in accordance with the relevant jurisdictional tax laws and regulations. Net losses from foreign subsidiaries are approved by tax authorities in respective jurisdiction to offset future taxable profits. Under the ROC tax laws, approved tax losses of AUO and its domestic subsidiaries can be carried forward for 10 years to offset future taxable profits.

As of December 31, 2019, the expiration period for abovementioned unrecognized deferred tax assets of unused tax losses carryforwards were as follows:

Year of assessment	Unrecognized deferred tax assets	Expiration in year
	(in thousands)
2011	$2,904,785	2020 ~ 2021
2012	11,042,933	2021 ~ 2022
2013	1,747,050	2022 ~ 2023
2014	2,347,376	2023 ~ 2024
2015	2,159,621	2020 ~ 2025
2016	4,259,267	2020 ~ 2026
2017	2,314,089	2021 ~ 2026
2018	1,279,958	2023 ~ 2028
2019 (estimated)	4,390,051	2023 ~ 2029
	$32,445,130

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2019, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred tax liabilities amounted to $277,670 thousand.

(g)	Assessments by the tax authorities

As of December 31, 2019, the tax authorities have completed the examination of income tax returns of AUO through 2017.

38.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019 were calculated as follows:

	For the years ended December 31,
	2017	2018	2019
	(in thousands, except for per share data)
Profit (loss) attributable to AUO’s shareholders	$42,609,500	13,071,646	(18,767,191)
Weighted-average number of common shares outstanding during the year (basic)	9,624,245	9,624,245	9,597,268
Basic earnings (loss) per share	$4.43	1.36	(1.96)

(b)	Diluted earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019 were calculated as follows:

	For the years ended December 31,
	2017	2018	2019
	(in thousands, except for per share data)
Profit (loss) attributable to AUO’s shareholders	$42,609,500	13,071,646	(18,767,191)
Weighted-average number of common shares outstanding during the year (including the effect of dilutive potential common stock):
Weighted-average number of common shares (basic)	9,624,245	9,624,245	9,597,268
Effect of employee remuneration in stock	347,903	164,609	-
Weighted-average number of common shares (diluted)	9,972,148	9,788,854	9,597,268
Diluted earnings (loss) per share	$4.27	1.34	(1.96)

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Since AUO incurred net loss for the year ended December 31, 2019, there were no potential ordinary shares with dilutive effect for the year.

39.	Cash Flow Information

The reconciliation of liabilities to cash flows arising from financing activities was as follows:

	Long-term borrowings (including current installments)	Short-term borrowings	Guarantee deposits	Total liabilities from financing activities
	(in thousands)
Balance at January 1, 2017	$124,262,620	526,723	838,263	125,627,606
Cash flows	(12,571,198)	2,903,927	(34,654)	(9,701,925)
Non-cash changes:
Changes in exchange rate	(1,142,980)	(6,274)	34,873	(1,114,381)
Effect of change in consolidated entities	(84,187)	-	-	(84,187)
Amortization on transaction costs	143,755	-	-	143,755
Balance at December 31, 2017	$110,608,010	3,424,376	838,482	114,870,868
Cash flows	(24,464,961)	(2,817,894)	(13,402)	(27,296,257)
Non-cash changes:
Changes in exchange rate	27,663	(60,010)	(8,568)	(40,915)
Amortization on transaction costs	134,606	-	-	134,606
Balance at December 31, 2018	$86,305,318	546,472	816,512	87,668,302

	Long-term borrowings (including current installments)	Short-term borrowings	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	(in thousands)
Balance at January 1, 2019	$86,305,318	546,472	816,512	12,689,526	100,357,828
Cash flows	26,501,234	1,188,250	(1,828)	(694,922)	26,992,734
Non-cash changes:
Increase (decrease) in lease liabilities	-	-	-	(872,224)	(872,224)
Changes in exchange rate	(1,059,445)	(9,120)	(29,228)	(31,303)	(1,129,096)
Amortization on transaction costs	221,285	-	-	-	221,285
Balance at December 31, 2019	$111,968,392	1,725,602	785,456	11,091,077	125,570,527

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

40.	Financial Instruments

(1)	Fair value and carrying amount

The carrying amounts of the Company’s current non-derivative financial instruments, including financial assets at amortized cost and financial liabilities at amortized cost, were considered to approximate their fair value due to their short-term nature. This methodology applies to cash and cash equivalents, receivables or payables (including related parties), other current financial assets, and short-term borrowings.

Disclosures of fair value are not required for the financial instruments abovementioned and lease liabilities. Other than those, the carrying amount and fair value of other financial instruments of the Company as of December 31, 2018 and 2019 were as follows:

	December 31, 2018		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Financial assets at FVTPL:
Financial assets mandatorily measured at FVTPL	$1,709,531	1,709,531	1,521,406	1,521,406
Financial assets at FVTOCI	6,979,925	6,979,925	7,545,171	7,545,171
Financial assets at amortized cost:
Long-term receivables	930,001	930,001	5,812	5,812
Refundable deposits	716,097	716,097	663,911	663,911

Financial liabilities:
Financial liabilities at FVTPL:
Financial liabilities held for trading	22,115	22,115	18,859	18,859
Financial liabilities at amortized cost:
Long-term borrowings (including current installments)	86,305,318	86,305,318	111,968,392	111,968,392
Guarantee deposits	816,512	816,512	785,456	785,456

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

Fair value of long-term receivables is determined by discounting the expected cash flows at a market interest rate.

The refundable deposits and guarantee deposits are based on carrying amount as there is no fixed maturity.

The fair value of floating-rate long-term borrowings approximates to their carrying value.

(3)	Fair value measurements recognized in the consolidated statements of financial position

The Company determines fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2018
Financial assets at FVTPL:
Financial assets mandatorily measured at FVTPL	$-	1,709,531	-	1,709,531
Financial assets at FVTOCI	6,803,900	-	176,025	6,979,925
Financial assets at amortized cost:
Long-term receivables	-	930,001	-	930,001
Financial liabilities at FVTPL:
Financial liabilities held for trading	-	22,115	-	22,115

December 31, 2019
Financial assets at FVTPL:
Financial assets mandatorily measured at FVTPL	$-	1,521,406	-	1,521,406
Financial assets at FVTOCI	7,356,501	-	188,670	7,545,171
Financial assets at amortized cost:
Long-term receivables	-	5,812	-	5,812
Financial liabilities at FVTPL:
Financial liabilities held for trading	-	18,859	-	18,859

There were no transfers between Level 1 and 2 for the years ended December 31, 2018 and 2019.

(4)	Reconciliation for recurring fair value measurements categorized within Level 3

For the year ended December 31, 2017
(in thousands)
Available-for-sale financial assets without quoted market prices
Balance at the beginning of the year	$193,582
Net realized/unrealized losses included in profit or loss(i)	(30,000)
Purchases	14,233
Balance at the end of the year	$177,815

(i)	Change in unrealized losses, which were included in profit or loss, relating to those available-for-sale assets without quoted market prices held at December 31, 2017 was $30,000 thousand.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the years ended December 31,
	2018	2019
	(in thousands)
Financial assets at FVTOCI － equity instruments without active market
Balance at the beginning of the year	$-	176,025
Adjustments on initial application of IFRS 9	177,815	-
Net gains (losses) included in other comprehensive income	9,990	(33,501)
Purchases	34,157	47,182
Disposals	(45,937)	-
Effect of exchange rate change	-	(1,036)
Balance at the end of the year	$176,025	188,670

(5)	Description of valuation processes and quantitative disclosures for fair value measurements categorized within Level 3

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

Item	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Financial assets at FVTOCI–equity instruments without active market	Market approach

•   Price-Book ratio (0.99~5.2 at Dec. 31, 2018 and 0.7~2.95 at Dec. 31, 2019)

•   Price-Earnings ratio (14.69~112.13 at Dec. 31, 2018 and 7.85~31.28 at Dec. 31, 2019)

•    Discount for lack of marketability (20% at Dec. 31, 2018 and 20% ~28% at Dec. 31, 2019)

•   The higher the price-book ratio is, the higher the fair value is.

•   The higher the price-earnings ratio is, the higher the fair value is.

•   The greater degree of lack of marketability is, the lower the fair value is.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

41.	Financial Risk Management

(a)	Risk management framework

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

For the years ended December 31, 2018 and 2019, the Company’s five largest customers accounted for 36.6% and 38.7%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

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

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Contractual cash flows	2019.1.1~ 2019.12.31	2020.1.1~ 2021.12.31	2022.1.1~ 2023.12.31	2024 and thereafter
	(in thousands)
December 31, 2018
Non-derivative financial liabilities
Short-term borrowings	$546,472	546,472	-	-	-
Long-term borrowings (including current installments)	92,485,536	31,854,500	45,935,987	14,395,139	299,910
Guarantee deposits	816,512	36,977	-	-	779,535
Derivative financial instruments
Foreign currency forward contracts－inflows	(12,453,853)	(12,453,853)	-	-	-
Foreign currency forward contracts－outflows	12,436,885	12,436,885	-	-	-
	$93,831,552	32,420,981	45,935,987	14,395,139	1,079,445

	Contractual cash flows	2020.1.1~ 2020.12.31	2021.1.1~ 2022.12.31	2023.1.1~ 2024.12.31	2025 and thereafter
	(in thousands)
December 31, 2019
Non-derivative financial liabilities
Short-term borrowings	$1,725,602	1,725,602	-	-	-
Long-term borrowings (including current installments)	119,185,207	12,149,855	55,120,591	50,630,751	1,284,010
Guarantee deposits	785,456	23,510	11,187	-	750,759
Derivative financial instruments
Foreign currency forward contracts－inflows	(8,731,109)	(8,731,109)	-	-	-
Foreign currency forward contracts－outflows	8,727,770	8,727,770	-	-	-
	$121,692,926	13,895,628	55,131,778	50,630,751	2,034,769

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

As at December 31, 2019, the Company’s total current assets exceeded its total current liabilities by $52,664,413 thousand. Management believes the Company’s existing unused credit facilities under its existing loan agreements, together with net cash flows expected to be generated from its operating activities, will be sufficient for the Company to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The Company periodically examines portions exposed to currency risks for individual asset and liability denominated in foreign currency and uses forward contracts as hedging instruments to hedge positions exposed to risks. The contracts have maturity dates that do not exceed one year, and do not meet the criteria for hedge accounting.

A.	Exposure of currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)		(in thousands)
December 31, 2018
Financial assets
Monetary items
USD	$2,092,501	30.8020	64,453,216
JPY	11,872,572	0.2775	3,294,639
EUR	29,681	35.2036	1,044,878

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Foreign currency amounts	Exchange rate	NTD
	(in thousands)		(in thousands)
Non-monetary items
USD	$2,799	30.8020	86,215
RMB	20,258	4.4813	90,782

Financial liabilities
Monetary items
USD	1,188,175	30.8020	36,598,166
JPY	25,296,499	0.2775	7,019,778
EUR	209	35.2036	7,358

December 31, 2019
Financial assets
Monetary items
USD	$1,499,405	30.1350	45,184,570
JPY	22,122,120	0.2768	6,123,403
EUR	46,595	33.7422	1,572,218
Non-monetary items
USD	1,726	30.1350	52,013
RMB	-	4.3155	-

Financial liabilities
Monetary items
USD	1,515,582	30.1350	45,672,064
JPY	22,187,729	0.2768	6,141,563
EUR	239	33.7422	8,064

B.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises mainly from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade receivables, loans and borrowings and trade payables that are denominated in foreign currency.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Depreciation or appreciation of the NTD by 1% against the USD, EUR and JPY at December 31, 2018 and 2019, while all other variables were remained constant, would have increased or decreased the net profit before tax for the years ended December 31, 2018 and 2019 as follows:

	For the years ended December 31,
	2018	2019
	(in thousands)
1% of depreciation	$251,674	10,585
1% of appreciation	(251,674)	(10,585)

C.	Foreign exchange gain (loss) on monetary items

With varieties of functional currencies within the consolidated entities of the Company, the Company disclosed foreign exchange gain (loss) on monetary items in aggregate. The aggregate of realized and unrealized foreign exchange losses for the years ended December 31, 2017, 2018 and 2019 were $1,364,929 thousand, $41,391 thousand and $168,499 thousand, respectively.

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

Assuming the amount of floating-rate debts at the end of the reporting period had been outstanding for the entire year and all other variables were remained constant, an increase or a decrease in the interest rate by 0.25% would have resulted in a decrease or an increase in the net profit before tax for the years ended December 31, 2017, 2018 and 2019 by $277,612 thousand, $216,955 thousand and $280,558 thousand, respectively.

(iii)	Equity price risk

See note 9 and note 10 for disclosure of equity price risk analysis.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

42.	Capital Management

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

	December 31,
	2018	2019
	(in thousands)
Short-term borrowings	$546,472	1,725,602
Long-term borrowings (including current installments)	86,305,318	111,968,392
Total liabilities	190,765,874	207,455,122
Total equity	207,785,306	178,901,874
Debt-to-equity ratio	92%	116%
Net debt-to-equity ratio(1)	9%	19%

(1) Net debt-to-equity ratio is defined as short-term borrowings plus long-term borrowings less cash and cash equivalents and divided by total equity.

43.	Related-party Transactions

All inter-company transactions and balances between AUO and its subsidiaries are eliminated in the consolidated financial statements. The transactions between the Company and other related parties are set out as follows:

(a)	Compensation to key management personnel

Key management personnel’s compensation comprised:

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Short-term employee benefits	$566,231	345,019	243,203
Post-employment benefits	2,244	2,547	2,633
	$568,475	347,566	245,836

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Except for otherwise disclosed in other notes to the consolidated financial statements, the Company’s significant related party transactions and balances were as follows:

(1)	Sales

	Sales			Accounts receivable from related parties
	For the years ended December 31,			December 31,
	2017	2018	2019	2018	2019
	(in thousands)
Associates	$1,216,868	1,898,336	1,227,987	696,423	280,009
Others(i)	11,959,720	12,050,450	10,347,963	2,057,830	1,498,490
	$13,176,588	13,948,786	11,575,950	2,754,253	1,778,499

The collection terms for sales to related parties were 25 to 55 days from the end of the month during which the invoice is issued. The pricing for sales to related parties were not materially different from those with third parties.

(2)	Purchases

	Purchases			Accounts payable to related parties
	For the years ended December 31,			December 31,
	2017	2018	2019	2018	2019
	(in thousands)
Associates	$8,667,555	9,185,563	8,664,439	3,664,742	2,825,292
Joint ventures	1,057,106	1,449,636	1,027,147	-	72,942
Others(i)	17,549,228	18,589,791	17,077,497	4,496,444	4,052,594
	$27,273,889	29,224,990	26,769,083	8,161,186	6,950,828

The payment terms for purchases from related parties were 30 to 120 days. The pricing and payment terms with related parties were not materially different from those with third parties.

(3)	Acquisition of property, plant and equipment

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Associates	$1,549	6,527	6,555
Others(i)	2,801	4,449	17,436
	$4,350	10,976	23,991

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Disposal of property, plant and equipment and others

	Proceeds from disposal
	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Others(i)	$3,352	-	835

	Gains on disposal
	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Others(i)	$2,212	-	72

(5)	Other related party transactions

	Other receivables due from related parties
	December 31,
	2018	2019
	(in thousands)
Associates	$8,161	2,727
Others(i)	4,784	1,229
	$12,945	3,956

	Other payables due to related parties (including payable for equipment)
	December 31,
	2018	2019
	(in thousands)
Associates	$18,148	13,980
Others(i)	10,027	35,991
	$28,175	49,971

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Rental income
	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Associates	$48,223	55,044	52,227
Joint ventures	6,611	6,611	6,611
Others(i)	82,427	91,222	107,587
	$137,261	152,877	166,425

	Administration and other income
	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Associates	$14,311	18,580	17,980
Joint ventures	-	1,060	223
Others(i)	9,246	8,789	7,996
	$23,557	28,429	26,199

	Other expenses
	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Associates	$28,017	37,155	20,157
Joint ventures	1,389	567	36
Others(i)	35,040	29,336	59,287
	$64,446	67,058	79,480

(i)	Entities which are substantive related parties of the Company but not been accounted for using the equity method, mainly Qisda Corporation and its subsidiaries.

The Company leased portion of its facilities to related parties. The collection term was 15 days from quarter-end, and the pricing was not materially different from that with third parties.

For the years ended December 31, 2017, 2018 and 2019, the Company had received cash dividends from related parties of $420,547 thousand, $668,228 thousand and $566,865 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

44.	Pledged Assets

The carrying amounts of the assets which the Company pledged as collateral were as follows:

		December 31,
Pledged assets	Pledged to secure	2018	2019
		(in thousands)
Restricted cash in banks(i)	Customs duties and guarantee for warranties	$91,753	35,809
Land and building	Long-term borrowings	27,696,480	28,423,642
Machinery and equipment	Long-term borrowings	37,317,602	42,968,184
		$65,105,835	71,427,635

(i) Classified as other current financial assets and other noncurrent assets by its liquidity.

45.	Contingent Liabilities and Commitments

The significant commitments and contingencies of the Company as of December 31, 2019, in addition to those disclosed in other notes to the consolidated financial statements, were as follows:

(a)	Outstanding letters of credit

As at December 31, 2019, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	December 31, 2019
(in thousands)
USD	5,768
JPY	1,951,409

(b)	Technology licensing agreements

Starting in 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display Inc. (formerly Japan Display East Inc./Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display Co., Ltd. (formerly IPS Alpha Technology, Ltd.), LG Display Co., Ltd., Sharp Corporation, Samsung Electronics Co., Ltd., Hydis Technologies Co., Ltd., Sanyo Electric Co., Ltd., Seiko Epson Corporation and others. AUO believes that it is in compliance with the terms and conditions of the aforementioned agreements.

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

As at December 31, 2019, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $7,639,758 thousand.

(d)	Litigation

(1)	Antitrust civil actions lawsuits in the United States and other jurisdictions

A lawsuit was filed by certain consumers in Israel against certain LCD manufacturers including AUO in the District Court of the Central District in Israel (“Israeli Court”). The defendants contested various issues including whether the lawsuit was properly served. In December 2016, the Israeli Court overturned the original decision and revoked the permission for this case to serve out of Israeli jurisdiction. The plaintiffs lodged an appeal to the Israeli Supreme Court but the Israeli Supreme Court overruled the appeal in August 2017. In January 2018, the parties reached a settlement agreement and agreed to commence the required proceedings for withdrawing the lawsuit. In April 2019, the Central District Court of Israel in Lod approved the settlement. AUO has complied with all the court ordered directives to finalize the settlement, so the settlement is now completed. In May 2014, LG Electronics Nanjing Display Co., Ltd. and seven of its affiliates filed a lawsuit in Seoul Central District Court against certain LCD manufacturers including AUO, alleging overcharge and claiming damages. AUO does not believe service has been properly made, but in order to protect its rights, AUO has retained counsel to handle the related matter, and at this stage, the final outcome of these matters is uncertain. AUO has been reviewing the merits of this lawsuit on an on-going basis.

In September 2018, AUUS received a complaint filed by the Government of Puerto Rico on its own behalf and on behalf of all consumers and governmental agencies of Puerto Rico against certain LCD manufacturers including AUO and AUUS in the Superior Court of San Juan, Court of First Instance alleging unjust enrichment and claiming unspecified monetary damages. AUO has retained counsel to handle the related matter and intends to defend this lawsuit vigorously, and at this stage, the final outcome of these matters is uncertain. AUO is reviewing the merits of this lawsuit on an on-going basis.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Alleged patent infringements

In July 2018, Vista Peak Ventures, LLC (“VPV”) filed three lawsuits in the United States District Court for the Eastern District of Texas against AUO, claiming infringement of certain of VPV’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaints, VPV seeks, among other things, unspecified monetary damages for past damages and an injunction against future infringement. On September 27, 2019, the relevant parties reached a settlement agreement, and all pending lawsuits that have been filed by VPV against AUO were dismissed on October 10, 2019.

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

Management will reassess all litigation and claims at each reporting date based on the facts and circumstances that exist at that time, and will make additional provisions or adjustments to previous provisions, as considered necessary under IFRS. Such additional provisions or adjustments may have a material adverse effect on the Company’s business, results of operations and future prospects. See note 25 for further information about legal provisions and the movements in those legal provisions.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Others

There have been environmental proceedings relating to the development project of the Central Taiwan Science Park in Houli, Taichung, which AUO’s second 8.5-generation fab is located at and which has been established since 2010. The proceedings were initiated by six residents in Houli District, Taichung City (the “Plaintiffs”) to object the administrative dispositions of the environmental assessment and development approval issued in 2010 by the Environmental Protection Administration (“EPA”) of the Executive Yuan of Taiwan to the third phrase development area in the Central Taiwan Science Park (the “Project”). On August 8, 2014, the Plaintiffs reached a settlement with the defendants (i.e. the governmental authorities, including the EPA of the Executive Yuan of Taiwan, the Ministry of Science and Technology (former National Science Council of the ROC Executive Yuan) and the Central Taiwan Science Park Development Office) in the Taipei High Administrative Court. The second phase environmental impact assessment for the Project continues to proceed. On December 14, 2017, the EPA of the Executive Yuan of Taiwan held the third review meeting of the investigation group. The review meeting reached the conclusion of suggesting approval for the Project. On November 6, 2018, the EPA approved the Project, but on December 6, 2018, five residents in Houli District, Taichung City filed administrative appeal to the Appeals Review Committee of the Executive Yuan requesting a withdrawal of the approval. The appeal was rejected by the Appeal Review Committee on October 24, 2019 and the residents have proceeded to file an administrative action for invalidating the environmental assessment again, this time against the EPA. Currently management does not believe that this event will have a material adverse effect on the Company’s operation and will continue to monitor the development of this event.

46.	Segment, Geographic and Revenue Information

(a)	Operating segment information

The Company has two operating segments: display and energy. The display segment generally is engaged in the research, development, design, manufacturing and sale of flat panel displays and most of our products are TFT-LCD panels. The energy segment primarily is engaged in the design, manufacturing and sale of ingots, solar wafers and solar modules, as well as providing technical engineering services and maintenance services for solar system projects.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s operating segment information for the years ended December 31, 2017, 2018 and 2019 was as follows:

	For the year ended December 31, 2017
	Display segment	Energy segment	Total segments
	(in thousands)
Net revenue from external customers	$322,335,330	18,692,937	341,028,267
Depreciation and amortization	$34,816,463	1,613,373	36,429,836
Inventory write-down	$3,423,097	333,629	3,756,726
Segment profit (loss)(i)	$39,971,375	(832,251)	39,139,124
Other income			3,829,897
Other gains and losses			(976,560)
Finance costs			(2,867,861)
Share of profit of equity-accounted investees			239,006
Consolidated profit before income tax			$39,363,606

	For the year ended December 31, 2018
	Display segment	Energy segment	Total segments
	(in thousands)
Net revenue from external customers	$290,784,754	16,849,635	307,634,389
Depreciation and amortization	$32,981,240	1,246,290	34,227,530
Inventory write-down	$5,094,195	77,557	5,171,752
Segment profit (loss)(i)	$7,792,505	(1,124,640)	6,667,865
Other income			5,412,125
Other gains and losses			1,488,052
Finance costs			(2,663,605)
Share of profit of equity-accounted investees			311,714
Consolidated profit before income tax			$11,216,151

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	For the year ended December 31, 2019
	Display segment	Energy segment	Total segments
	(in thousands)
Net revenue from external customers	$256,667,222	12,124,472	268,791,694
Depreciation and amortization	$35,237,582	1,020,137	36,257,719
Inventory write-down	$5,109,473	76,031	5,185,504
Segment profit (loss)(i)	$(19,484,401)	(983,547)	(20,467,948)
Other income			5,320,271
Other gains and losses			(1,595,614)
Finance costs			(3,251,370)
Share of profit of equity-accounted investees			149,907
Consolidated loss before income tax			$(19,844,754)

(i)	There were no intersegment revenues or other transactions between operating segments for the years ended December 31, 2017, 2018 and 2019.

(b)	Geographic information

The geographic breakdown for the years ended December 31, 2017, 2018 and 2019 was as follows:

(1)	Net revenue from external customers

	For the years ended December 31,
	2017	2018	2019
Region	(in thousands)
PRC	$125,341,648	113,632,037	98,362,235
Taiwan	108,288,387	99,357,882	83,229,594
Singapore	35,939,290	39,370,930	38,534,291
Japan	32,739,262	21,166,864	20,924,003
Others	38,719,680	34,106,676	27,741,571
	$341,028,267	307,634,389	268,791,694

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Consolidated noncurrent assets(ii)

	December 31,
	2018	2019
Region	(in thousands)
Taiwan	$161,358,754	163,237,676
PRC	61,284,667	54,890,846
Others	6,941,674	6,301,996
	$229,585,095	224,430,518

(ii)	Noncurrent assets are not inclusive of financial instruments, deferred tax assets, and prepaid pension.

(c)	Major customer information

For the years ended December 31, 2017, 2018 and 2019, sales to individual customers representing greater than 10% of consolidated net revenue were as follows:

	For the years ended December 31,
	2017	%	2018	%	2019	%
	(in thousands)
Customer A	$43,645,518	13	35,358,013	11	33,142,985	12

(d)	Product information

The consolidated net revenue by principal products was as follows:

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Products for Televisions	$152,442,198	113,194,567	87,269,763
Products for Mobile PCs and Devices	71,068,304	74,375,305	69,305,510
Products for Monitors	45,696,144	47,024,353	39,522,268
Products for Commercial and Others(iii)	53,128,684	56,190,529	60,569,681
Solar Products	18,692,937	16,849,635	12,124,472
Total	$341,028,267	307,634,389	268,791,694

(iii)	Others include sales from products for other applications and sales of raw materials, components and from service charges.

47.	Subsequent Events

On February 5, 2020, AUO's Board of Directors resolved to acquire common shares of ADLINK Technology Inc. through tender offer. The tender offer consideration for each common share is NT$57 in cash. On March 12, 2020, we successfully completed the tender offer to acquire a total of 42,310 thousand common shares from ADLINK Technology Inc., which approximately accounts for 19.45% equity interest in ADLINK Technology Inc.